Form 20-F
period 1995-12-31
NAM TAI ELECTRONICS INC
filed 1996-04-02
CIK 829365

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F


[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       OR

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                       ----------------------------------


For the Fiscal Year Ended:                            Commission File Number:
December 31, 1995                                            0-16673

                      ----------------------------------

                          NAM TAI ELECTRONICS, INC.
            (Exact name of registrant as specified in its charter)

                            British Virgin Islands
               (Jurisdiction of incorporation or organization)

                                 Unit 513-520
                              No. 1 Hung To Road
                        Kwun Tong, Kowloon, Hong Kong
                   (Address of principal executive offices)

                      ----------------------------------

         Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

         Securities registered pursuant to Section 12(g) of the Act: Common Shares, $0.01 par value per share

         Securities for which there is a reporting obligation pursuant to
         Section 15(d) of the Act:  NONE

         As of December 31, 1995, there were 8,063,177 Common Shares of the registrant outstanding.

         Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

                           Yes   X          No
                               -----           -----

         Indicate by check mark which financial statement item the registrant has elected to follow:

                        Item 17          Item 18    X
                                -----             -----

                 Page 1 of ________ Pages (including Exhibits)

                            Exhibit Index on Page 53

                               TABLE OF CONTENTS

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION  ..........................................................   2

PART I  ..................................................................................................   3
     Item  1.  Description of Business ...................................................................   3
     Item  2.  Properties ................................................................................  17
     Item  3.  Legal Proceedings .........................................................................  18
     Item  4.  Control of the Company ....................................................................  19
     Item  5.  Nature of Trading Market ..................................................................  20
     Item  6.  Exchange Controls and Other Limitations Affecting Security Holders ........................  20
     Item  7.  Taxation ..................................................................................  20
     Item  8.  Selected Financial Data ...................................................................  21
     Item  9.  Management's Discussion and Analysis of Results of Operations and Financial Condition .....  22
     Item 10.  Directors and Executive Officers of the Company ...........................................  31
     Item 11.  Compensation of Directors and Officers ....................................................  33
     Item 12.  Options to Purchase Securities from the Company or its Subsidiaries .......................  33
     Item 13.  Interest of Management in Certain Transactions ............................................  33

PART II ..................................................................................................  34
     Item 14.  Description of Securities to be Registered ................................................  34

PART III .................................................................................................  34
     Item 15.  Defaults Upon Senior Securities ...........................................................  34
     Item 16.  Changes in Securities and Changes in Security For the Company's Securities ................  34

PART IV  .................................................................................................  34
     Item 17.  Financial Statements ......................................................................  34
     Item 18.  Financial Statements ......................................................................  34
               Consent of Independent Accountants (to incorporation of their report on
                 Financial Statements into the Company's Registration Statement on Form S-8) .............  52
     Item 19.  Financial Statements and Exhibits .........................................................  53


SIGNATURES ...............................................................................................  53



                 FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

         The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America. See "Report of Independent Accountants" included elsewhere herein. The Company publishes its financial statements in United States dollars for the following reasons: (i) the Company is incorporated in the British Virgin Islands where the currency is the United States dollar; (ii) the Company conducts the majority of its business transactions in United States dollars; and (iii) the exchange rate between the Hong Kong dollar and the United States dollar has been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. See Note 1(g) of Notes to Consolidated Financial Statements appearing in
Item 18 of this Report.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

         Nam Tai Electronics, Inc. (which together with its subsidiaries is hereafter referred to as the "Company" or "Nam Tai") was incorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. The Company's corporate administrative matters are conducted in the British Virgin Islands through its registered agent, Citco Trust Corporation Limited, P.O. Box 662, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located in Hong Kong in Unit 513-520 No. 1 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

         As an International Business Company, the Company is prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands, or acting as a bank or insurance company. The Company does not believe these restrictions materially affect its operations.

         Nam Tai was incorporated in the British Virgin Islands principally to facilitate trading in its shares. The government of Hong Kong imposes stamp duty on the transfer of shares equal to 0.3% of the value of the transaction. There is no such stamp duty imposed by the British Virgin Islands. As the United States securities industry is not geared toward the collection of stamp duties for share transactions, the Company was organized in this manner to avoid any such requirements.


RECENT DEVELOPMENTS

         Inflation continues to be a problem in the People's Republic of China (hereafter referred to as "China") although the rate of inflation fell in 1995 compared to 1994 and 1993. China's economy grew at annual rates of 10.2% in 1995, 11.8% in 1994 and 13.4% in 1993. Inflation declined to 14.8% in 1995 from 21.7% in 1994 following the application of programs such as credit control to address major problems with the economy. Typically, countries which have high inflation experience a currency devaluation against countries such as the U.S. which have much lower inflation rates. However, the Chinese renminbi has been relatively stable in value against the U.S. dollar, actually strengthening slightly, with an average rate of 8.32 renminbi per $1.00 during 1995 and 8.45 renminbi per $1.00 during 1994. This was mainly the result of China's success in controlling money supply. Although only 6.2% of the Company's expenses were in Chinese renminbi in 1995, the appreciation of the renminbi against the U.S. dollar increases the expenses of the Company when translated into U.S. dollars.

         In order to expand production capacity, the Company is expanding its factory on an adjacent site consisting of approximately 283,200 square feet of land in Shenzhen, China. The Company purchased the right to use this site for 30 years for a total of approximately $2,450,000 in January 1994. Construction of the approximately 400,000 square feet of new factory complex began in early 1995 and portions were completed in August 1995 to house new factory employees that the Company is adding to expand production. Construction of the new factory is on schedule and completion of Phase I was essentially complete at the end of the first quarter of 1996. Phase II is anticipated to be complete by the end of 1998. Phase I consists of a factory building of approximately 160,000 square feet, an office building of approximately 40,000 square feet as well as new dormitories, recreation and dining facilities. In accordance with an expansion schedule, Nam Tai intends to establish production lines and equip the new factory on a floor-by-floor basis as required by growth in the Company's business through 1996 and into early 1997. Phase II of the new factory complex will consist of another factory building of approximately equal size to the one now under construction plus a swimming pool facility for all employees.

COMPANY OVERVIEW

         Nam Tai Electronics, Inc. is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in China. Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers. The Company provides the components and other materials used in the assembly process, assembles the components into finished products or electronic subassemblies and performs post-assembly testing. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products and calculators. In addition, it manufactures electronic components and subassemblies and is engaged in the development of products such as integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). The electronic components and subassemblies are for printed circuit boards ("PCBs") utilizing advanced processes such as chip on board ("COB"), multichip modulators ("MCM"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies. These products produced by the Company include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are used in the manufacture of communications, camera and computer products. The Company also provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

         The Company moved its manufacturing facilities to Shenzhen, China in 1987 to take advantage of lower overhead costs and competitive labor rates and to position itself to achieve low-cost, high volume manufacturing. The location of Nam Tai's factory in Shenzhen is about 30 miles from Hong Kong, providing the Company with close access to Hong Kong's infrastructure of communication and banking. This also facilitates transportation of the Company's products out of China through the port of Hong Kong. The Company moved to its present facility which initially consisted of approximately 150,000 square feet from a nearby location in August 1992, permitting Nam Tai to more than double its then production capacity. The Company reached capacity at the then current manufacturing facility during the third quarter of 1994 and became capacity constrained during late 1995. In planning for its future growth, in January 1994, the Company purchased the right of use of land
adjacent to its existing factory site.   Construction of the new factory
complex began in early 1995 and portions were completed in August 1995 to house new factory employees that the Company is adding to expand production. Phase I of the new facility was essentially complete by the end of the first quarter of 1996 with the transfer of personnel and equipment into the new factory commencing thereafter. This consists of a factory complex of approximately 400,000 square feet, including a 160,000 square foot manufacturing facility, an office building of approximately 40,000 square feet and new dormitories, recreation and dining facilities. Phase II of the factory expansion is anticipated to be complete by the end of 1998.

         The Company emphasizes high responsiveness to the needs of OEM customers through the development and volume production of increasingly sophisticated products. The Company seeks to build long-term relationships with its customers through high quality standards (supported by ISO 9001/9002 Certification), competitive pricing, strong research and development support, advanced assembly processes and high volume manufacturing, and with key suppliers through volume purchasing and reliable forecasting of component purchases. The Company believes that the potential for increased manufacturing outsourcing by Japanese and U.S. OEMs in China is substantial and expects to take advantage of it by expanding production capacity at its factory complex in Shenzhen, China. Management believes Nam Tai's record of providing timely delivery in volume of high-quality, high technology, low-cost products builds close customer relationships and positions the Company to receive orders for more complex products. As the Company grows, management will seek to maintain a low cost structure, reduce overhead where possible, and continuously improve its manufacturing quality and processes.

THE COMPANY'S SUBSIDIARIES

         The Company is a holding company for Nam Tai Electronic & Electrical Products Limited and its subsidiaries, and Nam Tai Electronics (Canada) Ltd. The chart below illustrates the organizational structure of the Company and its principal operating subsidiaries.


                                       Nam Tai
                                  Electronics, Inc.
                                  (A British Virgin
                                Islands International
                                  Business Company)
                                           /
                                           /
                ----------------------------------------------
                /                                            /
               100%                                        100%

         Nam Tai                                        Nam Tai
       Electronics                                   Electronic &
      (Canada) Ltd.                               Electrical Products ---- 75%
    (A Canadian Federal                                   Ltd.               /
        Company)                                    (A Hong Kong             /
                                                  Limited Liability          /
                                                       Company)              /
                                                          /                  /
                                   ------------------------                  /
                                   /                      /                  /
                                  100%                  100%                 /
                                                                             /
                           Zastron Plastic &        Namtai Electronic        /
                             Metal Products           (Shenzhen) Co.         /
                           (Shenzhen) Ltd.                Ltd.               /
                         (A Limited Liability      (A Limited Liability      /
                         People's Republic of      People's of Republic      /
                            China Foreign             China Foreign          /
                               Operation)               Operation)           /
                                                              /              /
                                                              /              /
                                                              /            25%
                                                              /              /
                                                            Shenzhen-------- /
                                                         Namtek Co., Ltd.
                                                       (A Limited Liability
                                                        People's Republic
                                                               of
                                                          China Foreign
                                                            Operation)



Nam Tai Electronic & Electrical Products Limited

         Nam Tai Electronic & Electrical Products Limited ("NTE&E") was incorporated in November 1983 and is engaged in the manufacture, assembly and marketing of electronic products. In 1991, NTE&E became the holding company for Namtai Electronic (Shenzhen) Co. Ltd. and Zastron Plastic & Metal Products (Shenzhen) Ltd.

Namtai Electronic (Shenzhen) Co. Ltd.

         Namtai Electronic (Shenzhen) Co. Ltd. ("NTES") was established as Baoan (Nam Tai) Electronic Co. Ltd. in May 1989 as a joint venture company with limited liability in Baoan County, China, pursuant to the relevant laws of China. The equity of NTES was owned 70% by NTE&E and 30% by a Chinese Governmental agency. During 1992, the joint venture was dissolved and the company changed its name to NTES. As part of such termination, the company returned to the Chinese Governmental agency its real property and investment, and NTES became a wholly owned subsidiary of NTE&E.

         NTES is in the business of manufacturing and assembling electronic products such as personal organizers, linguistic products and calculators. In addition, it manufactures electronic components and subassemblies and is engaged in the development of products such as integrated circuit or smart card readers (referred to as "IC card readers").

Zastron Plastic & Metal Products (Shenzhen) Ltd.

         Zastron Plastic & Metal Products (Shenzhen) Ltd. ("Zastron") was incorporated in March 1992. The company has limited liability pursuant to the relevant laws of China. Zastron is in the business of manufacturing and silk screening metal and PVC products, much of which are used in manufactured products by NTES.

Nam Tai Electronics (Canada) Ltd.

         Nam Tai Electronics (Canada) Ltd. ("NT Canada") was incorporated in August 1989 under the Canada Business Corporations Act. NT Canada previously acted as a marketing arm in North America for the Company, was engaged in research and development activities as well as the manufacture of electronic scales, thermometers and blood pressure meters. In 1994, Nam Tai sold its electronic scale, thermometer and blood pressure product lines. NT Canada currently provides finance, administrative and investor relations services to the Company.

Shenzhen Namtek Co., Ltd.

         Shenzhen Namtek Co., Ltd. ("Namtek") was incorporated in December 1995. The company has limited liability pursuant to the relevant laws of China. Namtek is in the business of developing and commercializing software for the consumer electronics industry, particularly for products manufactured or to be manufactured by Nam Tai. It provides the facilities and expertise to assist in new product development and research, such that Nam Tai can offer its customers enhanced design and development services.

PRODUCTS

         For the fiscal years ended December 31, 1995, 1994 and 1993 an aggregate of 77%, 81% and 94%, respectively, of the Company's net sales were from various models of electronic personal organizers, linguistic products and calculators. Currently, the Company's other products principally include subassemblies, IC card readers and LCD modules.

         The following table sets forth the percentage of net sales of each of the Company's product lines for the years ended December 31, 1995, 1994 and 1993.

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
         PRODUCT LINE                                         1995             1994             1993
         ------------                                         ----             ----             ----
         Personal organizers and linguistic products           47%              47%              46%
         Electronic calculators                                30               34               48
         Subassemblies and components                          21               16                2
         Silk screening                                         1                1                1
         Other products and services                            1                1                1
         Discontinued products(1)                               0                1                2
                                                              ---              ---              ---
                                                              100%             100%             100%
                                                              ===              ===              ===

(1) Includes health care products, such as electronic scales, thermometers and blood pressure meters, which were discontinued in 1994.

Personal Organizers and Linguistic Products

         The Company produces various types of electronic personal organizers, including telephone directories and business card organizers, generally with scheduler, clock, memo pad and calculator functions.

         The linguistic products manufactured by Nam Tai include electronic spell checkers, dictionaries and language translators. One model is a multi-language translator with a vocabulary of 3,400 words and instant translation among the English, German, French, Spanish and Italian languages. These models generally include a built-in calculator.

Electronic Calculators

         The Company manufactures a wide range of electronic calculators with a variety of features. These include calculators designed for different uses or environments, including mini card, credit card, scientific, desk top, hand held, and printer calculators.

Subassemblies and Components

         In 1994, the Company commenced delivering product whereby LSIs were bonded on PCBs utilizing advanced technological processes. These are used to manufacture components used in products such as electronic toys. Management believes that Nam Tai's PCB assembly process capabilities are comparable to those currently available from the most technologically advanced U.S. and Japanese manufacturers. It is the intention of the Company to seek to expand this business and to have it play an expanded role in future sales.

IC Card Readers

         In 1995, the Company delivered a sample run of IC card readers. These readers are hand-held devices used to check information contained on the IC cards which are being developed for use by certain major banks in Europe and North America as an alternative to the use of cash. Test marketing continues through 1996. Management believes that IC cards products are a potential source of significant additional revenue in the years ahead.

Other

         The Company also commenced manufacturing subassemblies for liquid crystal display ("LCD") modules. These subassemblies display information as part of such products as portable telephones, portable computers and facsimile machines, and employ the same bonding technologies as are used for the other LSI bonded PCBs. The manufacture of subassemblies has not yet contributed a significant percentage of sales revenue but is expected to become an important line of business over the coming years.

         The sale of electronic typewriters has declined to a relatively insignificant proportion of total sales.

Silk Screening Services

         Through Zastron, the Company provides manufacturing and silk screening services to customers for plastic parts, PVC products and metal parts. This service is also supplied to other firms for incorporation into their finished products.


MANUFACTURING

Quality Control

         The Company maintains strict quality control programs for its products, including use of total quality management ("TQM") systems. All incoming raw materials and components are checked by the Company's quality control personnel. During the production stage, Nam Tai's quality control personnel check all work in process at several points in the production process. Finally, after the assembly stage, the Company conducts random testing of finished products. In addition, the Company provides office space at its Shenzhen facility for representatives of its major customers to permit them to monitor production of their products and to provide direct access to the Company's manufacturing personnel. Manufactured products have a low level of product defect, as required by the Company's OEM customers. When requested, Nam Tai provides a limited warranty of six months to one year for products it manufactures. To date, claims under the Company's warranty program have been negligible.

         The Company's Hong Kong and China subsidiaries have maintained ISO 9002 Certification since December 1993 and received ISO 9001 Certification in February 1996. The "ISO", or International Organization for Standardization, is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which was the first quality system standard to gain worldwide recognition, required a company to gather, analyze, document, monitor and make improvements
where needed.    The Company's receipt of ISO 9001 Certification demonstrates that the Company's manufacturing operations meet the most demanding established world standards.

         Management believes sophisticated customers are increasingly requiring their manufacturers to be ISO 9000 certified, and that manufacturers that are not so qualified are increasingly looking to certified manufacturers like Nam Tai rather than undertaking the expensive and time-consuming process of qualifying their own operations.

Component Parts and Suppliers

         The Company purchases over 100 different component parts from more than 30 major suppliers and is not dependent upon any single supplier for any key component. The Company purchases components for its electronic products from suppliers in Japan and elsewhere. Orders for components are based on forecasts that Nam Tai receives from its OEM customers, which reflect anticipated shipments during the production cycle for a particular model.

         The major component parts purchased by the Company are ICs or "chips", LCDs, solar cells, printer heads and batteries. The Company purchases both stock "off the shelf" chips and custom chips, the latter being the most expensive component parts purchased by Nam Tai. At the present time, the Company purchases most of its chips from Toshiba Corporation, Sharp Corporation and certain of their affiliates, although there are many additional suppliers from which the Company could purchase chips.

         LCDs are readily available from many manufacturers and the Company currently has two major suppliers, Epson Hong Kong Ltd. and Sharp Corporation. PCBs and other circuit boards are purchased from circuit board manufacturers in Hong Kong and solar cells are purchased from Matsushita Battery Industrial Company Ltd. Batteries are standard "off the shelf" items, generally purchased in Hong Kong from agents of Japanese manufacturers. Certain components, including PCBs and LCDs, are currently subject to limited allocation by certain of Nam Tai's suppliers. Although such shortages and allocations have not had a material adverse effect on the Company's results of operations, there can be no assurance that any future allocation or shortages would not have such an effect.

         In an effort to assure an adequate supply of competitively priced key components, the Company has purchased a minority interest in its Hong Kong supplier of plastic parts, Deswell Industries, Inc. ("Deswell"). See - "Formation of Strategic Alliances".


CUSTOMERS AND MARKETING

General

         During the last several years, the Company has concentrated on marketing its products in Japan, North America and Europe. Approximate percentages of net sales to customers by geographic area, based upon location of product delivery, are set forth below for the periods indicated:

                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
         GEOGRAPHIC AREAS                      1995             1994             1993
         ----------------                      ----             ----             ----
         Japan                                  34%              24%              10%
         North America                          30               33               41
         Hong Kong                              17               23               25
         Europe                                 13               14               17
         Other                                   6                6                7
                                               ---              ---              ---
                                               100%             100%             100%
                                               ===              ===              ===

         Six of the Company's major customers have done business with the Company for five years or more, and management believes that Nam Tai has a stable relationship with all of its customers. The Company places great emphasis on providing quality service to its customers and has, as a result, limited the number of companies for which it manufactures in an effort to ensure quality service.

         During the years ended December 31, 1995, 1994 and 1993, sales to OEM customers accounted for 99% of total net sales in each year. Management believes that the sale of personal organizers, linguistic products and calculators will continue to be the principal line of business for the Company for the next several years. The importance of subassembly and component sales is rising, and together with the potential for manufacture of LCD modules and IC card readers, these product lines are expected to contribute an increasing and significant proportion of total revenue.

         The Company's Hong Kong based management personnel and sales staff are responsible for marketing products to existing customers as well as potential new customers.

         The Company has in the past marketed products under the "PEACOCK" brand name in China. Although it has no immediate plans to re-enter the China market, management would consider doing so if economic and other factors appear favorable.

Major Customers

         The Company's OEM customers are comprised of the following entities. The OEM customers either market Nam Tai's products under their own brand name or, where no brand name is shown, incorporate the Company's products into their products:

                                         BRAND                                                  CUSTOMER
 CUSTOMER                                NAME            PRODUCT                                SINCE
 --------                                ----            -------                                -----
 A&A International (Yichi-HK) Ltd.       Radio Shack     Calculators                            1993

 Canon, Inc.                             Canon           Personal organizers, calculators       1988

 Casio Computer (Hong Kong) Limited      Casio           Aluminum panels and PVC wallets        1994

 Glorysun Graphtech Ltd.                 Fortec          Typewriters                            1990

 Matsushita Battery Industrial Co.       -----           IC card readers                        1994
 Ltd.

 Nintendo, Inc. (through Sharp           -----           Bonding on PCBs                        1994
 Corporation)
 Optrex Corporation                      -----           Assemblies for LCD modules             1994

 Premier Precision Ltd.                  Citizen         Silk screening, aluminum panel         1993

 Sanyo Electric (H.K.) Ltd.              Sanyo, Casio    Silk screening                         1988

 Seiko Instruments Inc.                  Seiko, SII      Personal organizers, linguistic        1991
                                                         products

 Sharp Corporation                       Sharp           Personal organizers, calculators       1989

 Texas Instruments Incorporated          Texas           Personal organizers, calculators       1989
                                         Instruments

         At any given time, different customers account for a significant portion of Nam Tai's business. Percentages of total sales by customer vary from year to year and may fluctuate depending on the timing of production cycles for particular products. Sales to four major customers, Sharp Corporation, Seiko Instruments Inc., Nintendo, Inc. (which orders through Sharp Corporation) and Texas Instruments Incorporated, aggregated approximately 92%, 90% and 86%
of the Company's total net sales during the years ended December 31, 1995, 1994 and 1993, respectively.

         Sales to each of these customers as a percentage of the Company's total net sales during the years ended December 31, 1995, 1994 and 1993 were approximately as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------

 CUSTOMER                                                1995              1994               1993
 --------                                                ----              ----               ----
 Sharp Corporation                                       47.9%             47.7%              47.0%

 Nintendo, Inc. (made through Sharp Corporation)         18.0              13.0               0

 Seiko Instruments Inc.                                  13.2              19.2               20.6

 Texas Instruments, Incorporated                         13.2               9.8               18.6
                                                         ----              ----               ----

                                                         92.3%             89.7%              86.2%
                                                         ====              ====               ====

         Although management believes that any one of the Company's customers could be replaced with time, the loss of any one of its major customers could have a material adverse effect on the Company's business. It is of note that a number of products are made for each of these customers such that the Company is not necessarily dependent on a single product by one customer. While each of the companies listed above is expected to continue to be a significant customer, the Company seeks to lessen its dependence on these customers in the future through efforts to diversify its customer and product base. There can be no assurance, however, that such efforts will prove successful.

         The Company's sales to all of its OEM customers are based on purchase orders. Except for these purchase orders, the terms of which in a few cases are supplemented by basic agreements dependent upon the receipt of purchase orders, Nam Tai has no written agreements with its OEM customers. The Company receives letters of credit to cover the next three months of orders and all the molds, tooling and development charges (including software design) are paid by OEM customers prior to production.

         Many of Nam Tai's customers have a relationship which extends for a number of years and consequently the Company believes its relations with these customers are good. The Company encourages cooperation and communication with its most important customers. For example, senior management includes a team of Japanese professionals who provide technical experience and work closely both with the Company's Japanese component suppliers and its Japanese customers. Management also believes the risk of a sudden withdrawal by any of its major customers is diminished by: (i) the lengthy production cycle, typically over three years for each model, which is required to produce the products sold to customers; (ii) the fact that production cycles may begin while other products for the same customers are in progress; and (iii) the investment in molds, tooling and development charges (including software design) that is borne by each OEM customer.

         Sales are predominately based on standard letters of credit denominated in U.S. dollars (except for 18.0% of sales where letters of credit are denominated in Japanese yen).

Production Scheduling and Backlog

         The typical cycle for a product to be manufactured and sold to an OEM customer is three to four years, including the development period and production period. Initially an OEM customer gathers data from its sales personnel as to products for which there is market interest, including features and unit costs. The OEM then contacts the Company, and possibly other prospective manufacturers, with forecasted total production quantities and with design specifications or renderings. From that information, the Company in turn contacts its suppliers and determines estimated component costs. The Company later advises the OEM of the development costs, charges (including molds, tooling and development costs such as software design) and a unit cost based on the forecasted production quantities desired during the forecasted production cycle. Once the Company and the OEM customer agree to the Company's quotation for the development costs and the unit cost, the Company will begin developing the product. The development period lasts approximately nine to 15 months or longer if including software design. During this time the Company will complete all molds, tooling and software required to manufacture the product with the development costs reimbursed by the customer. Upon completion of the molds, tooling and software, the Company will produce samples of the product for the customer's quality testing, and once approved, will commence mass production of the product.

         The production period lasts approximately 18 to 30 months. Typically, more advanced products have longer production runs. If total production quantities change, the OEM customer will provide six months notice before discontinuing orders for a product. At any point in time the Company is in different stages of the development period and production period for the various models it has under development or in production for OEM customers.

         The Company's production is based on the forecast reconfirmation received from OEM customers every month, covering the following six month period, the first three months of which are basically firm with shipments scheduled. The forecasts are reviewed and adjusted where necessary at the beginning of each month for a rolling six month period with confirmed orders covering the first three months. Confirmed orders are supported by letters of credit and may not be cancelled once confirmed without the customer becoming responsible for all costs of the remaining components included in inventory for that order. These components will then be shipped to the customer. During the years ended December 31, 1995, 1994 and 1993, the Company did not suffer a material loss resulting from the cancellation of an OEM customer confirmed order. While the Company does not believe that a change in industry practice is imminent or contemplated, there can be no assurance that this favorable experience will continue in every case or at all.

         Backlog is defined by Nam Tai as the sales value of orders from OEM customers for which shipments have been scheduled during the following three months. The Company's backlog at December 31, 1995 and 1994 were approximately $24,500,000 and $21,100,000, respectively. Although these orders are confirmed and covered by letters of credit, there can be no assurance that the backlog can be produced, shipped and sales recorded in its entirety during the following three month period.

Marketing Plans for China

         The Company has approval from the local Chinese government to sell up to 20% of the products manufactured and 10% of the parts manufactured by the Company in China. The Company does not have any immediate plans to re-enter the China market and make domestic sales, however, the Company would consider doing so if economic and other factors in China appear favorable.

Formation of Strategic Alliances

         To support its business strategy, the Company believes that it must continue to have stable sources of component parts it uses in its manufacturing operations. Suppliers of these components have from time to time, in periods of short supply, limited allocation of their production among their customers. The Company believes that the formation of strategic alliances with certain of its suppliers will assist the Company to satisfy its OEM customers' needs for timely delivery of high-quality products and permit Nam Tai to have greater control over the quality of its suppliers' components.

         Consistent with this strategy, in 1994 the Company purchased and holds approximately 10% of the outstanding common stock of Deswell of Hong Kong, one of its plastics suppliers. Deswell is the holding company of the Hong Kong supplier of plastic parts used in many of the Company's products. It also has manufacturing facilities in Shenzhen.

Transportation

         Since the Company sells its products F.O.B. Hong Kong, its customers are responsible for the transportation of finished products from Hong Kong to their final destination. Transportation of components and finished products to and from Shenzhen is by truck. Component parts purchased from Japan are generally shipped by air. To date, the Company has not been materially affected by any transportation problems.


TECHNOLOGY DEVELOPMENT

         Between 1984 and 1994, the Company spent an average of approximately $360,000 per annum on research and development, chiefly to advance manufacturing technology. During the later half of this period Nam Tai concentrated on its OEM business and expenditures fell below the average by the end of the period. At that time the major responsibility of the Company's product design personnel was limited to the production of design to the satisfaction of and in accordance with the specifications provided by OEM customers.

         Increased emphasis is now being placed on research and development to provide greater service to OEM customers and assist in design and development work directed to future products. Research and development expenses increased accordingly to $945,000 in 1995 from $239,000 in 1994.


COMPETITION

         The Company competes with numerous other companies in the contract electronic manufacturing industry and competition is intense. The Company's primary competitors in its principal business, namely the manufacture for OEM customers of personal organizers, linguistic products and calculators are Kimpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.) and Inventa Electronic Co. Ltd., both of Taiwan. Competition is limited by OEMs to a small number of companies who satisfy the requirements to become approved suppliers. While individual OEM customers are likely to prefer certain contract manufacturers, OEMs tend to order from several different suppliers in order to reduce dependence on any one. The competitors may have substantially greater technical, financial and marketing resources than Nam Tai, but management believes that no company dominates the market.

         Competition for OEM sales is based primarily on unit price, product quality and availability, promptness of service, reputation for reliability and OEM confidence in the manufacturer. The Company believes that it competes favorably in each of these areas.


EMPLOYEES

         At December 31, 1995, Nam Tai employed 2,300 persons on a full-time basis, of which approximately 2,250 were working in China, 40 in Hong Kong, and 10 in Canada. Of these, approximately 2,000 were engaged in manufacturing, 100 were engaged in clerical, research and development and marketing positions and the balance in supporting jobs such as security, janitorial, and food and
medical services.   The Company is not a party to any material labor contract
or collective bargaining agreement. The Company has experienced no significant labor stoppages and believes that relations with its employees are satisfactory.

         An employee incentive compensation program is in place in China whereby a regular bonus payment on the employee's return to work following the Chinese New Year holiday is paid to employees following the reopening of the factory. Management believes this method has contributed to low employee turnover in the factory.

         Subject to the profitability of the Company, stock options and cash bonuses will be considered on a year by year basis to management personnel and employees.

         As the new factory complex commences production, additional employees will be added as required based on production and the introduction of new high technology machines. This number is expected to reach up to an additional 1,500 to 2,000 employees during 1997.


PATENTS, LICENSES AND TRADEMARKS

         The Company has no patents, licenses, franchises, concessions or royalty agreements that are material to its business as a whole. Due to rapid technological changes in the products manufactured, the Company does not believe the absence of patents has had or will have a material impact on its business.

         The Company has obtained trademark registrations in Hong Kong for the mark "FORTEC" in connection with electronic calculators and in the United States in connection with electronic typewriters. Nam Tai has also obtained a trademark registration in Hong Kong for the mark "SANTRON" in connection with electronic calculators. The Company has registered the trademark "NAMTAI" in connection with electronic calculators and electronic typewriters in Hong Kong, in connection with calculators in the United States and in connection with calculators in Canada. The trademark "PEACOCK" is registered in China although no products are currently being produced under this name.


CERTAIN FOREIGN ISSUER CONSIDERATIONS

Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

         Internal Political and Other Risks. All of the Company's manufacturing facilities are located in China. As a result, the Company's operations and assets are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, currency devaluations or the expropriation of private enterprise could materially adversely affect the Company. Under its current leadership, the Chinese government has been pursuing economic reform policies including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investments in that country. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of an infrastructure and the potential unavailability of adequate power, water supplies, transportation, communications, raw materials and parts. If for any reason the Company were required to move its manufacturing operations outside of China, the Company's profitability would be substantially impaired, its competitiveness and market position would be materially jeopardized and there can be no assurance that the Company could continue its operations.

         Uncertain Legal System and Application of Laws. The legal system of China relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. China does not have a comprehensive system of laws. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.

         Current Dependence on Single Factory Complex. The Company's products are manufactured exclusively at its factory complex located in Baoan County, Shenzhen, China. The Company does not own this factory complex or the dormitories used to house workers. It occupies the original factory and its new factory site under agreements with the local Chinese government. In the case of the original factory, the lease agreement covers an aggregate of approximately 200,000 square feet of factory space and expires in August 2007. In the case of the new facility, the Company is entitled to use the land upon which its new factory complex is situated until 2024. These agreements and the operations of the Company's Shenzhen factories are dependent on the Company's relationship with the local government. The Company's operations and prospects will be materially and adversely affected by the failure of the local government to honor these agreements. In the event of a dispute, enforcement of these agreements may be difficult in China.

         Possible Changes and Uncertainties in Economic Policies. As part of its economic reform, China has designated certain areas, including Shenzhen where the Company has its manufacturing facilities, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing special Economic Zones would have a material adverse effect on the Company.

         Recent Turbulent Relations with the U.S. In 1995, the United States considered revocation of China's most favored nation ("MFN") trade status, which provides China with the trading privileges available generally to trading partners of the United States, and the United States and China have recently been involved in controversy over the protection in China of intellectual property rights. President Clinton extended China's MFN status until July 3, 1996. Various interest groups continue to urge that the United States not renew China's trade status and the United States continues to threaten China with a loss of MFN status. There can be no assurance that current or future controversies will not arise that again threaten the status quo involving trade between the United States and China or that the United States will not revoke or refuse to extend China's MFN status. In any of such eventualities, the business of the Company could be adversely affected.

         Relations Between China and Taiwan. Relations between China and Taiwan have been unresolved since Taiwan was established in 1949. The March 23, 1996 general election in Taiwan heightened tensions between them. Although not directly a threat to Nam Tai, peaceful and normal relations between China and its neighbors reduces the potential for events which could have an adverse impact on the Company's business.

         Operations in Hong Kong. The Company's executive and sales office, and several of its customers and suppliers are located in Hong Kong, which is currently a British Crown Colony. Sovereignty over Hong Kong will be transferred effective July 1, 1997 to China. As a result, there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong.

Enforceability of Civil Liabilities

         The Company is a holding corporation organized as an International Business Company under the laws of the British Virgin Islands and its principal operating subsidiary is organized under the laws of Hong Kong, where the Company's principal executive offices are also located. The Company has appointed Mr. Stephen Seung, an attorney engaged in the private practice of law and a director of Nam Tai since 1995, of 2 Mott St., Suite 601, New York, New York 10013 as its agent upon whom process may be served in any action brought against the Company under the securities laws of the United States. However, outside the United States, it may be difficult for investors to enforce judgments against the Company obtained in the United States in any such actions, including actions predicated upon civil liability provisions of Federal securities laws. In addition, all of the Company's officers and most of its directors reside outside the United States and nearly all of the assets of these persons and of the Company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against the Company or such persons judgments predicated upon the liability provisions of the U.S. securities laws. The Company has been advised by its Hong Kong counsel, and its British Virgin Island counsel, that there is substantial doubt as to the enforceability against the Company or any of its directors and officers located outside the United States in original actions or in actions for enforcement of judgments of U.S. courts of liabilities predicated on the civil liability provisions of Federal securities laws.

Certain Legal Consequences of Incorporation in the British Virgin Islands

         The Company is organized under the laws of the British Virgin Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of the Company's management, directors and controlling shareholders and the rights of Nam Tai's shareholders differ from, and may not be as protective of shareholders as, those that would apply if the Company were incorporated in a jurisdiction within the United States.
Directors of the Company have the power to take certain actions without shareholder approval, including an amendment of the Company's Memorandum or Articles of Association, a change in the Company's authorized capital, and certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations, and the sale or transfer of assets. In addition, there is doubt that the courts of the British Virgin Islands would enforce liabilities predicated upon U.S. securities laws.

Risks of International Operations

         The products of the Company are sold in the United States and internationally, principally in Japan, Europe, Hong Kong and Canada. International operations and sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. Changes in tariffs or other trade policies could adversely affect the Company's customers or suppliers or decrease the cost of products for Nam Tai's competitors relative to such costs for the Company. The Company acquires some of the components used in its products from firms located in Japan and sells its products to OEMs, most of which have operations based in Japan. Japan's rising trade surplus has forced revaluations of the Japanese yen and future revaluations may increase the cost of components used by Nam Tai. In addition, trade restrictions could be implemented to counter Japan's overseas trade surplus.

Volatility of Share Price

         The markets for equity securities have been volatile and the price of the Company's common shares has been and could continue to be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of common shares by officers, directors and principal shareholders of the Company, general market trends and other factors.

ITEM 2. PROPERTIES

British Virgin Islands

         The registered office of the Company is located in the Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at such office, through Nam Tai's registered agent, Citco Trust Corporation Limited. The Company neither owns nor leases property in the British Virgin Islands.

Hong Kong

         In Hong Kong, the Company leases Unit 513-520 No. 1 Hung To Road,
from September 1994 to September 1997.   These premises house Nam Tai's
principal executive and marketing offices. Rental to September 14, 1996 is approximately $17,800 per month, and $20,500 per month thereafter to September 1997.

         The Company owns a residential flat in Hong Kong which was purchased for total consideration of $1,850,000. This property houses the Chief Executive Officer of the Company and forms part of his overall compensation - (See Item 11. Compensation of Directors and Officers). The Company also owns approximately ten acres of agriculture land in Hong Kong which the Company plans to sell.

Shenzhen, China

         The Company leases approximately 150,000 square feet of manufacturing space at its present factory site in Baoan County, Shenzhen, China which it first occupied in August 1992. Included within the factory site are four dormitory buildings and two cafeteria buildings for Nam Tai's employees. Also included within the factory complex are a library, several television rooms, a large karaoke room for 120 people, several exercise rooms, table tennis and billiard tables, basketball and badminton courts and a medical center. The Company has leased the factory site for 15 years and currently pays rent of approximately $32,000 per month. This rate is fixed for five years, with a 20% increase in years five and ten.

         Nam Tai has the right to use approximately 286,600 square feet of land adjacent to its existing factory site in Shenzhen for fifty years purchased at a total cost of approximately $2,450,000. The Company has since constructed a second manufacturing facility on this new site in order to expand its production capacity in China.

         During 1992, the Company purchased for development rights to leasehold land in Baoan County, Shenzhen, China. The purchase price was approximately $343,000. The land area consists of approximately 70,000 square feet of land in a developed area of commercial buildings and residences. The purchase of the leasehold land gives Nam Tai the right to use the land for fifty years. It was the Company's intention to build a high rise office building to house its corporate headquarters and to lease office and commercial space to third parties. The Company subsequently reevaluated the development of this property and concluded it preferred to concentrate on its core contract manufacturing business. Nam Tai has determined that it will not develop the property, except possibly with respect to the portion that it would utilize for its own administrative operations, and will seek to have the property developed by a third party who will be responsible for developing, financing and managing the project.

         The Company also has another facility in Shenzhen, consisting of approximately 26,000 square feet and located approximately one mile from its manufacturing facility, which contains 28 apartment units and which the Company uses to house certain of its factory managers who are married with families. The Company purchased this building for approximately $1,000,000, paying the final instalment in June 1993.

Canada

         On November 1, 1995, Nam Tai Canada moved its corporate office to a new leased premises in Vancouver, British Columbia. The Company entered into a lease for approximately 2,637 square feet of office space at an annual rental of $26,000. The lease expires in August 1998.

         Commencing in October 1994, the Company developed a residential property in West Vancouver, British Columbia. Prior to the end of December 1995, the Company concluded arrangements for the sale of this property to Mr. M.K. Koo, the Chairman of the Board of the Company. The property was purchased for its book value of $2,620,445, being the higher of the book value and the appraised value of the property.

         In 1995, the Company completed construction of an office and manufacturing complex in Burnaby, British Columbia. The two-story building consists of approximately 7,000 square feet of office space and 8,000 square feet of factory area. Construction was completed in mid 1995 at a cost of approximately $2,400,000 including the cost of land. The property is currently listed for sale.

General

         The Company believes that its existing offices and manufacturing facilities, including the new manufacturing facility, with expansion of the factory facilities, are adequate for the operation of its business for the foreseeable future.


ITEM 3. LEGAL PROCEEDINGS

         The Company is not party to any legal proceedings other than routine litigation incidental to its businesses and there are no material legal proceedings pending with respect to the property of the Company other than as described below.

         In September 1993, Tele-Art, Inc., a shareholder of Nam Tai, commenced an action against the Company seeking an injunction prohibiting the Company from proceeding with a rights offering which was contemplated at that time. Tele-Art's application was based on claims that Nam Tai may have violated British Virgin Islands and United States law. Among other claims, Tele-Art asserted that the Company's rights offering was part of a scheme to enrich directors and management of Nam Tai and dilute the interest of minority shareholders. After a hearing, a temporary injunction obtained by Tele-Art was discharged, permitting the Company to proceed with, and complete, its rights and standby offerings in October 1993. Tele-Art is pursuing claims against Nam Tai for damages. In November 1993, Tele-Art applied to the Court to include the Company's directors in the proceedings, and in March 1994 the application was granted. The Company continues to believe that Tele-Art's claims are without merit and plans to continue to vigorously defend them as well as to seek from Tele-Art and its agents compensation for the damage caused by the injunction and the proceedings that were brought to obtain it.

ITEM 4. CONTROL OF THE COMPANY

         The Company is not directly owned or controlled by another corporation or by any foreign government, other than such control, if any, by Lully Corporation Limited as may arise out of its shareholdings, as is more fully set forth below. The following table sets forth, as of December 31, 1995, the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 10% of the common shares of the Company outstanding as of such date and by the officers and directors of the Company as a group.

                                                               Number of
         Identity of                                       Common Shares           Percent of
         Persons or Groups                            Beneficially Owned               Class
         -----------------                            ------------------            ----------
         M. K. Koo                                 1,039,071   (Note 1.)                12.9%
         c/o Suite 530
         999 West Hastings Street
         Vancouver, B.C.  V6C 2W2  Canada

         Lully Corporation Limited                  2,346,290  (Note 2.)                29.1%
         c/o 1507 Pinecrest Drive
         West Vancouver, B.C.  V7S 3E8  Canada

         Officers and directors as a group          3,719,361  (Note 3.)                44.9%
         (five persons)


         Notes

         1. These shares are personally owned by Mr. Koo and do not include shares owned by Lully Corporation Limited ("Lully") (see Note 2.). A total of 738,388 common shares of the Company beneficially owned by Mr. Koo have been pledged to Wardley Canada Investment Fund Ltd. ("Wardley") pursuant to a secured convertible note. The note is convertible at the option of Wardley into 201,567 common shares of the Company owned by Mr. Koo.

         2. By virtue of his majority interest in, and positions with, Lully, Mr. Koo may be deemed to be the beneficial owner of these shares. If so, he would beneficially own 3,385,361 of Nam Tai's outstanding common shares at December 31, 1995 or 41.9% of the outstanding common shares at that date.

         3. Includes shares held and a total of up to 225,000 shares issuable to officers upon exercise of employee options exercisable at and within 60 days of December 31, 1995. Assumes that the common shares owned by Lully are beneficially owned by Mr. Koo (see Note 2. above).

ITEM 5. NATURE OF TRADING MARKET

COMMON SHARES

         The Company's common shares are traded in The Nasdaq National Market under the symbol "NTAIF".

         The following table sets forth the share prices for the quarters during the last two years indicating the high and low last reported sale prices as reported by The National Market.

         QUARTER ENDED                     HIGH                   LOW
         -------------                     ----                   ---
         March 31, 1994                  $ 15.50               $   9.75
         June 30, 1994                     14.00                  10.25
         September 30, 1994                13.75                  10.50
         December 31, 1994                 13.38                   9.38
         March 31, 1995                     9.75                   7.94
         June 30, 1995                     10.50                   9.00
         September 30, 1995                17.25                   9.00
         December 31, 1995                 13.88                  10.75

         Of the 8,063,177 common shares of the Company outstanding as of December 31, 1995, approximately 4,500,000 are beneficially held by holders in the United States by approximately 1,300 record holders.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         There are no exchange control restrictions on payments of dividends on the Company's common shares or on the conduct of the Company's operations either in Hong Kong, where the Company's principal executive offices are located, or the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. Dividend distribution and repatriation by Nam Tai's subsidiaries in China are regulated by Chinese laws and regulations. To date these controls have not had and are not expected to have a material impact on the Company's financial results. There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest, or other payments to nonresident holders of the Nam Tai's securities. British Virgin Islands law and the Company's Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote such securities of the Company.


ITEM 7. TAXATION

British Virgin Islands Tax Considerations

         No reciprocal tax treaty regarding withholding tax exists between the United States and the British Virgin Islands. Under current British Virgin Islands law, dividends, interest or royalties paid by the Company to individuals and gains realized on the sale or disposition of shares are not subject to tax as long as the recipient is not a resident of the British Virgin Islands. The Company is not obligated to withhold any tax for payments of dividends and shareholders receive gross dividends irrespective of their residential or national status.

ITEM 8. SELECTED FINANCIAL DATA

         The selected financial information set forth below is derived from consolidated financial statements of the Company. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report.

                         SELECTED FINANCIAL INFORMATION
       (In thousands of U.S. dollars except per share data, see Note 1.)


                                                                                YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------------------
                                                                  1995        1994       1993         1992       1991
                                                                  ----        ----       ----         ----       ----
Income Statement Data
- ---------------------
Net sales                                                     $121,240     $96,564    $70,844      $57,955    $38,418
Gross margin                                                    23,152      17,223     14,098       10,940      8,118
Income from continuing operations                               11,419       8,099      5,197        2,503      1,492
Discontinued operations (see Note 2.)                                -           -          -            -      1,476
Net income                                                      11,419       8,099      5,197        2,503      2,968
Dividends paid                                                     120          65          -          853        189

Per share amounts (Note 3.)
- ---------------------------

Income from continuing operations                             $   1.40     $  1.09    $   0.87     $  0.47    $  0.38
Discontinued operations                                              -           -          -           -        0.38
Net income                                                        1.40        1.09        0.87        0.47       0.76
Dividend paid                                                    0.015        0.01          -         0.20       0.05

Balance Sheet Data
- ------------------

Current assets                                                $ 47,011     $45,520    $31,247      $23,071    $19,543
Property, plant and equipment - net                             27,635      14,624      7,396        6,337      2,852
Total assets                                                    79,281      66,287     39,530       29,474     22,980
Current liabilities                                             19,108      17,838     10,644       12,475     10,128
Non current liabilities                                              -           -        609          631        678
Shareholders' equity                                            60,173      48,449     28,162       16,368     11,323

Notes

1. Assets and liabilities are translated into United States Dollars using the appropriate rates of exchange at the balance sheet date. Income and expenses are translated at the average exchange rate in effect during the year.

2.       Income from the sale of property in Hong Kong in 1991.

3. The weighted average number of shares outstanding and common stock equivalents for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 were 8,171,750, 7,459,570, 5,976,136, 5,301,996, and
         3,880,564, respectively.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

General

         The Company derives its revenues principally from manufacturing consumer electronic products and subassemblies for OEM customers in the electronics industry. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products and calculators. In addition, it manufactures electronic components and subassemblies and is engaged in the development of products such as integrated circuit or smart card readers (referred to as "IC card readers"). In 1994, the Company discontinued sales of its proprietary products, sales of which had not been material to the Company prior to the sale of the product lines.

         The consumer electronics industry is very competitive and the Company is continuously under pressure to lower the selling price, and therefore reduce the gross profit margin of its existing product lines. In response to these pressures, the Company seeks to upgrade its technology in order to be capable of manufacturing more advanced products with higher unit prices and greater margins. The Company believes there is less competition in more advanced products due to the complexity involved in manufacturing.

         Since 1987, when the Company moved its manufacturing operations to China, Nam Tai has derived substantially all of its operating income from its China operations. The Company plans to continue increasing the scope of its operations and investment in China such that the trend of increased income from operations in China is expected to continue.

         Under current British Virgin Islands law, Nam Tai is not subject to tax on its income. Most of the Company's operating profits accrue in China, where its effective tax rate is 10%, and in Hong Kong, where the corporate tax rate on assessable profits is currently 16.5%. The Company also receives tax credits in China related to its investment there which reduces the overall tax rate of the Company. For additional information concerning Nam Tai's income taxes - see Note 9 of Notes to Consolidated Financial Statements.

         The Company uses a standard cost system to value its inventory, which is purchased in U.S. dollars, Japanese yen and Hong Kong dollars. At the end of each quarter, the Company revalues its inventory based upon actual costs and the resulting standard cost revaluation flows through cost of sales when the inventory is sold.

         The first quarter is typically the Company's slowest sales period because, as is customary in China, the Company's manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The following table sets forth certain unaudited quarterly financial information for the four quarters of 1995, 1994 and 1993.


                                                               FIRST         SECOND          THIRD         FOURTH
                                                             QUARTER        QUARTER        QUARTER        QUARTER
                                                             -------        -------        -------        -------

                                                                (In thousands of U.S. dollars, except per share data)
1995
- ----
Summary of Operations
Net sales                                                    $22,443        $30,065        $35,514        $33,218
Gross profit                                                   4,256          5,987          6,967          5,942
Income from operations                                         1,609          2,880          3,736          2,541
Net income                                                     1,556          3,210          4,637          2,016
Net income per share                                         $  0.19        $  0.39         $ 0.57         $ 0.25

1994
- ----
Summary of Operations
Net sales                                                    $14,888        $24,625        $32,127        $24,924
Gross profit                                                   2,602          4,681          5,702          4,238
Income from operations                                           672          2,111          3,137          1,694
Net income                                                       655          2,003          3,494          1,947
Net income per share                                         $  0.09        $  0.28        $  0.48        $  0.24

1993
- ----
Summary of Operations
Net sales                                                    $13,398        $16,092        $23,106        $18,248
Gross profit                                                   2,719          3,283          4,477          3,619
Income from operations                                           912          1,265          2,058          1,581
Net income                                                       886            797          1,669          1,845
Net income per share                                         $  0.16        $  0.14        $  0.29        $  0.28

    The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 1995, 1994 and 1993:

                                                                                YEAR ENDED DECEMBER 31,
                                                                         --------------------------------------
                                                                         1995             1994             1993
                                                                         ----             ----             ----
Net Sales                                                              100.0%           100.0%           100.0%
Cost of sales                                                           80.9             82.2             80.1
                                                                       -----            -----            -----
Gross profit                                                            19.1             17.8             19.9
Costs and expenses
Selling, general and administrative expenses                             9.4              9.7             10.9
Research and development  expenses                                       0.8              0.2              0.8
                                                                       -----            -----            -----
                                                                        10.2              9.9             11.7

Income from operations                                                   8.9              7.9              8.2
Other income                                                             0.2              0.8             (0.6)
Interest expense                                                        (0.2)            (0.2)            (0.2)
                                                                       -----            -----            -----
Income from consolidated companies before income
  taxes and minority interests                                           8.9              8.5              7.4
                                                                       -----            -----            -----
Net income                                                               9.4              8.4              7.3
                                                                       -----            -----            -----

Year ended December 31, 1995 Compared to Year Ended December 31, 1994

         Nam Tai's sales increased by 26% to $121,240,000 in the year ended December 31, 1995 compared to $96,564,000 for the year ended December 31, 1994, primarily due to increases in sales to Sharp Corporation, Nintendo, Inc. (which orders through Sharp Corporation) and Texas Instruments Incorporated. The Company also received additional orders from Optrex Corporation.

         The Company's gross profit margin increased to $23,152,000 or 19.1% of sales for the year ended December 31, 1995 from $17,223,000 or 17.8% of sales. The principal reasons for the increase in profit margins were (i) low cost of raw materials, in part the result of the weakness of the Japanese yen in relation to the US dollar, and (ii) improvements to quality control which resulted in a reduction of the scrap rate.

         Selling, general and administrative expenses increased by 22.1% to $11,441,000 or 9.4% of sales in the year ended December 31, 1995 from $9,370,000 or 9.7% of sales for the year ended December 31, 1994. The increase in absolute dollars mainly reflected additional staff and costs required to provide services to the Company in line with growth in sales. The decrease in such expenses as a percent of sales was the result of efficiencies obtained in general administrative expense as the Company handled a greater level of activity with existing resources. Other expenses included the initial start up expenses associated with the formation of the new subsidiary operation, Namtek.

         No gain or loss on disposal of fixed assets was incurred in the year ended December 31, 1995 compared to a net loss on disposal of fixed assets of $48,000 in the year ended December 31, 1994. Other income - net declined to $225,000 for the year ended December 31, 1995 from $761,000 for the year ended December 31, 1994. This income mainly consists of $1,548,000 of interest income less a $560,000 charge relating to undepreciated cost of the Deferred Compensation Arrangement and $376,000 associated with a one-time bonus to staff in Hong Kong, China and Canada to recognize exceptional work in the fourth quarter of 1995 (a period of high activity). The provision taken to expense the Deferred Compensation Arrangement applied to certain senior management who are the beneficiaries of such arrangement but did not involve the payment of any funds and will eliminate the need to accrue for this expense in the future.

         Interest expense increased to $161,000 for the year ended December 31, 1995 from $129,000 for the year ended December 31, 1994.

         Income from continuing operations before income taxes increased to $10,830,000 for the year ended December 31, 1995 from $8,198,000 for the year ended December 31, 1994. The improvement of 32.1% was primarily attributable to higher operating income reflecting increased sales volume and higher gross profit margins associated with 1995 sales.

         The income tax benefit of $589,000 for the year ended December 31, 1995 compared to a provision for income tax expense of $173,000 for the year ended December 31, 1994. The tax recovery resulted from the refund of $782,000 China tax paid for the year ended December 31, 1994 which was received during the second quarter of 1995. Hong Kong tax payable was $106,000 for the year ended December 31, 1995.

         Minority interest in subsidiaries declined to nil for the year ended December 31, 1995 from $74,000 for the year ended December 31, 1994 following the repurchase of shares of NT Canada from a minority shareholder during 1994.

         Net income increased by 41% to $11,419,000 (or 9.4% of sales) for the year ended December 31, 1995 compared to $8,099,000 (or 8.4% of sales) for the year ended December 31, 1994. This resulted in earnings per share for the year ended December 31, 1995 of $1.40 compared to earnings per share of $1.09 for the year ended December 31, 1994. The increase in net income and earnings per share was in line with the increase in sales taking into consideration the higher operating margins. The weighted average number of common shares outstanding and common stock equivalents increased to 8,171,750 for the year ended December 31, 1995 from 7,459,570 for the year ended December 31, 1994, reflecting the exercise of warrants issued according to the 1993 Rights Offering which occurred in September 1994.

         Current assets remained relatively stationary at $47,011,000 for the year ended December 31, 1995 compared to $45,520,000 for the year ended December 31, 1994. Cash, cash equivalents and term deposits declined to $17,362,000 for the year ended December 31, 1995 from $23,681,000 for the year ended December 31, 1994. This decline of $6,319,000 resulted from expenditures on new plant construction. The increase in accounts receivable and inventories for the year ended December 31, 1995 to the equivalent period in 1994 was in line with the increase in sales plus additional receivables at December 31, 1995 in the amount of $2,620,000, which relates to the residential property in West Vancouver, British Columbia, Canada. The sale of this property was concluded as at December 31, 1995 and the title registration completed at February 9, 1996.

         Long term investment, representing primarily the investment in common shares of Deswell remained an asset of the Company through 1995. This investment is shown at cost, approximately 87% of the market value of Deswell common shares as reported on The National Market as at December 31, 1995. The increase in property, plant and equipment - net to $27,635,000 for the year ended December 31, 1995 from $14,624,000 for the year ended December 31, 1994 reflects the expenditure of capital on new plant facilities, net of depreciation.

         Current liabilities increased by 7.1% to $19,108,000 for the year ended December 31, 1995 from $17,838,000 for the year ended December 31, 1994. This increase was in line with the increase in current assets and represents a smaller increase than the increase in sales for the subject period.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

         Nam Tai's sales increased by 36% to $96,564,000 in the year ended December 31, 1994 compared to $70,844,000 for the year ended December 31, 1993, primarily due to increases in sales to Sharp Corporation and sales of PCBs to Nintendo, Inc. which orders through Sharp Corporation. The Company also received additional orders from Seiko Instruments, Inc.

         The Company's gross profit margins decreased slightly from 19.9% in the year ended December 31, 1993 to 17.8% in the year ended December 31, 1994. The three principal reasons for this decline were (i) a change in product mix whereby proportionately more personal organizers, which have a lower gross profit, were produced; (ii) higher scrap rates in the newly expanded PCB department; and (iii) higher labor and material costs in the fourth quarter as a new product was introduced which required the employment of new technology and training of the work force.

         Selling, general and administrative expenses increased by 21% to $9,370,000 (or 9.7% of sales) in the year ended December 31, 1994 from $7,735,000 (or 10.9% of sales) in the year ended December 31, 1993. Selling expenses increased to $1,240,000 in the year ended December 31, 1994 from $878,000 in the year ended December 31, 1993. This increase mainly reflected additional advertising expenses of $301,000 incurred to promote Nam Tai's own brand name health care products, which were discontinued following the sale of the health care product line in 1994, and increases in shipping expense and export duties reflecting the higher sales volume for the period. Increases in general and administrative expenses reflect increases in salaries resulting from annual incremental salary increases and the addition of employees and additional depreciation resulting from newly purchased assets. In spite of these increases, selling, general and administrative expenses as a percentage of net sales decreased to 9.7% of sales in the year ended December 31, 1994 from 10.9% of sales in the comparable period in 1993.

         Research and development expenses decreased by approximately 56% to $239,000 for the year ended December 31, 1994 compared to $547,000 for the year ended December 31, 1993 as Nam Tai terminated its research activity in Canada and sold its line of health care products in 1994. The Company's research and development activities in China continue.

         Net loss on disposal of fixed assets was $48,000 in the year ended December 31, 1994 compared to zero in 1993. The loss in 1994 mainly reflected the write off of leasehold improvements and a loss on disposal of automobiles and equipment.

         Other income (loss) - net, which consists of foreign exchange gains and losses, interest income, bank charges and miscellaneous income and expenses (see Note 6 to Consolidated Financial Statements), was $761,000 for the year ended December 31, 1994 compared to a loss of $413,000 for the year ended December 31, 1993. Results for 1994 include a foreign exchange gain of $68,000 and a gain of $594,000 on the release of the remaining deferred credit
- - (see Note 1(c) to Consolidated Financial Statements) previously included on the Company's balance sheet. Previously, the credit was being amortized over 40 years. However, because the subsidiary to which the credit related began liquidation proceedings, the remaining balance of $594,000 was credited to other income in the third quarter of 1994. Results for 1993 were negatively affected by a foreign exchange loss of $400,000.

         Interest expense decreased by approximately 6% to $129,000 in the year ended December 31, 1994 from $137,000 in the year ended December 31, 1993 because the discounted bills in 1994 were mainly in Japanese yen, which had a much lower interest rate.

         Income from continuing operations before income taxes (excluding gain or loss on disposal of fixed assets) increased to $8,320,000 in the year ended December 31, 1994 from $5,270,000 in the year ended December 31, 1993. This 58% improvement was primarily attributable to higher operating income of approximately $1,800,000 reflecting increased sales volume for the period, and the increase in other income.

         Provision for income tax expense was $173,000 for the year ended December 31, 1994 compared to $73,000 for the year ended December 31, 1993. Income tax expense for 1994 included a refund of taxes paid of $270,000 as a result of Nam Tai's additional investment in China. These refunds, which consisted of $212,000 and $58,000 of taxes paid on 1993 and 1992 profits, respectively, of the Company's China subsidiary, resulted from reinvestment of such profits as additional equity in the subsidiary. The tax provision for 1993 benefited from the settlement of a tax dispute and release of bank guarantees of $305,000 relating to the Company's dormant subsidiary.

         Earnings per share for the year ended December 31, 1994 were $1.09 compared to $0.87 in the comparable period in 1993. Weighted average common shares outstanding and common stock equivalents increased to 7,459,570 during the year ended December 31, 1994, compared to 5,976,136 for the year ended December 31, 1993. Increases in weighted average common shares and common stock equivalents resulted primarily from the sale to shareholders and the public of 750,000 units ("Units") in rights and standby offerings completed in October 1993. Each Unit consisted of one and two Common Share Purchase Warrants ("Warrants"). The Company called the Warrants for redemption in August 1994, resulting in the issuance and sale of an additional 1,485,202 common shares in September 1994.

         Accounts receivable were up 18% to $11,744,000 at December 31, 1994 compared to $9,887,000 in the previous year. This increase reflected the 37% increase in sales in the fourth quarter 1994 compared to the fourth quarter of 1993. Days outstanding accounts receivable decreased to 44 days in 1994 from 51 days in 1993. This reflected the reduced proportion of receivables with 60 days terms at December 31, 1994 compared to December 31, 1993. Nam Tai trade receivables are largely backed by letters of credit, therefore the Company has incurred no bad debt expense.

         Inventory increased by 36% to $9,087,000 at December 31, 1994 compared to $6,673,000 at December 31, 1993. This increase in inventory mainly relates to increases in raw materials and work in process and reflects the 31% increase in orders for the first quarter of 1994 compared to the first quarter of 1993.

         The 38% increase in accounts payable to $10,532,000 at December 31, 1994 compared to $7,615,000 at December 31, 1993 was primarily the result of an increase in trade payables in 1994 reflecting the higher sales volume.

LIQUIDITY AND CAPITAL RESOURCES

         In August 1992, Nam Tai moved to its present factory in Shenzhen, China. This factory is leased under a 15 year agreement with an agency of the Government of China. The lease provides for a 20% increase in rental payments every five years. The current monthly rental is approximately $32,000. The lease commitment is not expected to have a significant effect on future reported earnings or cash flows as the compound annual increase in rentals averages only 2.5% per year. The next increase is scheduled for August 1997.

         During 1995, the Company commenced the expansion of its manufacturing capacity in China and construction of its new factory complex, adjacent to the Company's present factory, was complete by the end of the first quarter, 1996. The Company expects to spend in excess of $20,000,000 in total to develop the new factory and dormitory facilities and to purchase manufacturing equipment. The Company will use its existing cash balances to finance the construction and purchase equipment. To December 31, 1995, the Company had spent an aggregate of approximately $15,000,000 on this project.

         In September 1994, the Company agreed to a three-year lease for new office space in Hong Kong and effective March 1, 1995 moved its principal executive offices there. The rent for the first two years is approximately $17,800 per month and for the final year is $20,500 per month. Rental for the new space is not expected to have a material impact on Nam Tai's liquidity or results of operations.

         In recent years, the Company has shifted investment and operations from Hong Kong to China as the Company has attempted to take advantage of the lower overhead and labor costs in China. On December 31, 1995, 32% and 54% of the Company's identifiable assets were located in Hong Kong and China, respectively, as compared to 35% and 29%, respectively as at December 31, 1994. Identifiable assets in Canada totalled 14% as at December 31, 1995 as compared to 36% of total assets as at December 31, 1994. This decrease principally resulted from decreased cash and term deposits.

         The Company has traditionally relied on short-term bank borrowings to meet its working capital requirements and to provide funds for investments in property, plant and equipment. These borrowings have been supplemented by internally generated funds, trade credits from suppliers and proceeds from the sale of its equity. The average aggregate outstanding balance of short-term bank borrowings (including notes payable) was $2,671,000 for the year ended December 31, 1995 and $2,844,000 for the year ended December 31, 1994. As at December 31, 1995 the Company had working capital of approximately $27,903,000.

         Cash flow from operations for 1995 included net income of $11,419,000 and depreciation of $2,612,000. The net cash utilized by changes in working capital (excluding cash and bank borrowings) was $6,250,000.

         During 1995, the Company's investment activities utilized $13,696,000 in additions to property, plant and equipment, mainly consisting of capitalized construction costs for the Company's new factory in China and additional bonding equipment. The Company invested $3,931,000 for 14% of Deswell in 1994. In July 1995, Deswell completed an initial public offering of its securities in the United States and, as a result, the Company's investment amounted to approximately 10.5% of Deswell's outstanding shares as at December 31, 1995.

         Net cash utilized by financing activities was $37,000 in 1995. No major financing was undertaken during the year.

         At December 31, 1995, Nam Tai had in place general banking facilities with three financial institutions aggregating $38,202,000. Such facilities, which are subject to annual review, permit the Company to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital, as well as fixed loans. As at December 31, 1995, the Company had utilized approximately $10,216,000 under such general credit facilities and had available unused credit facilities of $27,986,000. Interest on notes payable averaged 3.6% per annum during the year ended December 31, 1995. During the year ended December 31, 1995, the Company paid a total of $161,000 in interest on indebtedness. During 1994, the Company arranged for a construction loan to be secured by a mortgage against the residential building and office complex that the Company constructed in Burnaby, British Columbia. This loan was repaid during 1995.

         The Company believes that there are no material restrictions (including foreign exchange controls) on the ability of Nam Tai's non-China subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances, or product/material purchases. With respect to the Company's China subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from China. However, the Company believes that such restrictions will not have a material effect on the Company's liquidity or cash flow.

         In the third quarter of 1991, the Company began paying dividends at the rate of $0.025 per common share. In 1992, Nam Tai increased the quarterly dividends to $0.05 per common share. Total dividends paid in the year ended December 31, 1992 were $853,000 as compared to $189,000 in the year ended December 31, 1991. Quarterly dividends were discontinued in January 1993 and the Company resumed payment of annual dividends in 1994, paying shareholders aggregate dividends of $65,000 ($0.01 per share) in 1994 and $120,000 (0.015 per share) in 1995.


IMPACT OF INFLATION

         The Company believes that inflation has not had a material effect on its past business. The Company has generally been able to increase the prices of its products in order to keep pace with inflation. The Company believes that increases in labor costs, which represent the most significant component of the Company's production costs (other than material costs), will not materially affect its business because of the Company's utilization of less expensive labor through its operations in China. Moreover, the Company believes that any possible significant increases in material costs would also affect the entire electronics industry, and thus would not have a significant negative impact on the Company's competitive position.


EXCHANGE RATES

         The Company sells most of its products in U.S. dollars and pays for its material components in Japanese yen, U.S. dollars and Hong Kong dollars. It pays labor costs and overhead expenses in renminbi, the currency of China (the basic unit of which is the yuan), Hong Kong dollars and Canadian dollars. The exchange rate of the Hong Kong dollar to the United States dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to U.S. $1.00 through the currency issuing banks in Hong Kong and accordingly has not presented a currency exchange risk. Canadian operations are relatively small with the percentage of expense in Canadian dollars representing 2.0% of the total expenses before operating income for the year ended December 31, 1995. Labor and overhead expenses related to Nam Tai's Chinese factory amounted to 6.2% during the year ended December 31, 1995 and 6.5% of the Company's total expenses before operating income during the year ended December 31, 1994.

         Management believes that the Company's only significant foreign exchange risk results from material purchases made in Japanese yen. Approximately 33%, 35% and 14% of Nam Tai's material costs have been in yen during the years ended December 31, 1995, 1994 and 1993, respectively. Sales made in yen have increased substantially since 1994, accounting for approximately 18% of sales for the year ended December 31, 1995, versus 13% of sales for the prior year. In addition, the Company believes its customers will accept an increase in the selling price of manufactured products if the exchange rate of the Japanese yen moves beyond a range of 5% to 10%. Oral agreements have been reached as are customary in the industry and which do not affect production in process. Based on the close working relationships with its principal customers, and because management believes that similar oral agreements exist between these OEMs and their other suppliers, the Company believes that the oral nature of these agreements will not prevent its OEMs from honoring them. However, there can be no assurance that such agreements will be honored, and the refusal to honor such an agreement in the event of a severe fluctuation of the yen at a time when sales made in yen are insufficient to cover material purchases in yen would materially and adversely affect the Company's operations.

         Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Since the market and official yuan rates were unified, the value of the yuan against the dollar has been stable. However, China suffered significant inflation during 1994 and 1995 which placed devaluation pressure on the yuan. The Chinese Government took steps to restrict credit to counteract these pressures, which taken together with the net inflow of capital into China, resulted in a stable currency against the United States dollar for the year ended December 31, 1995. The Company believes that because its Chinese operations presently are confined to manufacturing products for export, any devaluation of the yuan would benefit Nam Tai provided that action or other economic pressures do not lead to fundamental changes in the present economic climate in China.

         Foreign exchange transactions involving the renminbi take place through the Bank of China or other institutions authorized to buy and sell foreign exchange or at an approved foreign exchange adjustment center (known as a "swap center"). In the past, when exchanging Hong Kong dollars for renminbi, the Company used the swap center to obtain the best rate possible. When translating the Chinese company account into U.S. dollars, the Company uses the same exchange rate as quoted by the Bank of China. Since January 1, 1994, when China adopted a floating currency system (whereby the official rate is equal to the market rate), swap centers and banks in China offer essentially the same market rates, facilitating the exchange of Hong Kong dollars for renminbi. The adoption of a floating currency system has had no material impact on the Company.

         The Company also hedges its currency exchange risk in an effort to minimize it. In an attempt to lower the costs of expenditures in foreign currencies, management will periodically enter into forward contracts to buy or sell foreign currency(ies) against the U.S. dollar through one of its banks. A buy contract allows Nam Tai to buy a targeted currency at a fixed price for up to one year, but which the Company normally books forward six months. Conversely, a sale contract allows the Company to sell the currency at a fixed price during the contract period. The type of contract and currency that the Company enters into depends on whether management believes the currency will rise or fall against the dollar in the succeeding period. Nam Tai will enter into buy forward contracts if it appears the currency will rise and sell forward contracts if it appears the currency will fall against the dollar. If there is a fluctuation in the two currencies a gain or loss occurs between the buy forward exchange rate and the sell forward exchange rate. The Company enters into foreign currency contracts in order to manage foreign exchange exposures. However, since the foreign currency contracts are not intended to hedge identifiable foreign currency commitments, as required by generally accepted accounting principles, the contracts are marked to the market with any realized and unrealized gains or losses recorded as other income (loss) - net.

         As at December 31, 1995, the Company had open forward contracts amounting to $60,000 and at December 31, 1994 there were no open contracts. During 1995, Nam Tai recorded a gain of $52,000 from hedging transactions involving Canadian dollars. The Company's financial results have been affected in the past due to hedging activities, resulting in foreign exchange gains of approximately $52,000 in 1995 and $68,000 in 1994 and foreign exchange losses of approximately $400,000 in 1993 and $350,000 in 1992. These exchange gains and losses were caused by the difference between the buy forward rate and sell forward rate for exchange contracts between the foreign currencies (Japanese yen in 1992 and 1993, Canadian dollars in 1994 in 1995) entered into by the Company. The Company is continuing to review its hedging strategy and there can be no assurance that Nam Tai will not suffer losses in the future as a result of currency hedging.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Management

         As at January 2, 1996, the directors and executive officers of the Company were as follows:

Name                                               Position with Company
- ----                                               ---------------------
M.K. Koo                                           Chairman of the Board
                                                   and Director

Tadao Murakami                                     Chief Executive Officer, Vice-Chairman
                                                   and Director

Yoshio Inagawa                                     Chief Operating Officer
                                                   and Director

Ronald G. Erdman                                   Chief Financial Officer, Secretary
                                                   and Director

Maxwell Yeung                                      Financial Controller, Treasurer
                                                   and Director

Charles Chu                                        Director

Stephen Seung                                      Director


         M.K. KOO. Mr. Koo has served as Chairman of the Board and a Director of Nam Tai and its predecessor companies since inception. Mr. Koo serves on the Company's audit committee. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.

         TADAO MURAKAMI. Mr. Murakami has served the Company in various executive capacities since 1984. He became Secretary and a Director of the Company in December 1989. From June 1989, he has been employed as the President of the Company's Hong Kong subsidiary. In July 1994, Mr. Murakami succeeded Mr. Koo as President and in June 1995 became the Company's Chief Executive Officer. Mr. Murakami assumed the position of Vice-Chairman in January 1996 and is in charge of the day-to-day manufacturing and marketing operations of the Company. Mr. Murakami graduated from Japan Electronic Technology College in 1964.

         YOSHIO INAGAWA. Mr. Inagawa joined the Company as Vice President in June 1994, at which time he also became a Director. He assumed the position of Chief Operating Officer in January 1996 and is responsible for managing Nam Tai's manufacturing activities in China and overseeing the new factory development. From 1953 to 1993, Mr. Inagawa was employed by Sharp Corporation in various positions, his latest being the Factory Deputy General Manager of Sharp Corporation's factory located in Nara, Japan.

         RONALD G. ERDMAN. Mr. Erdman joined Nam Tai as Chief Financial Officer, Secretary and Director in January 1996 based in Vancouver, Canada. He also serves as President of Nam Tai Electronics (Canada) Ltd. Mr. Erdman was employed by HSBC Capital Canada Inc. (formerly Wardley Canada Inc.), acting as Chief Executive Officer since 1992. Mr. Erdman obtained a BSc. (Eng.) from Queen's University, Kingston, Ontario, Canada in 1973 and M.B.A. from Cranfield School of Management, Cranfield, United Kingdom in 1979.

         MAXWELL YEUNG. Mr. Yeung joined Nam Tai as Financial Controller, Treasurer and Director with responsibility for finance and administration in the People's Republic of China and Hong Kong. Mr. Yeung has worked in the banking industry since 1983, most recently as Assistant General Manager of Banque Worms in Hong Kong. Mr. Yeung obtained a B.Soc. Sc. from the University of Hong Kong in 1983 and M.B.A. from the Chinese University of Hong Kong in 1990.

         CHARLES CHU. Mr. Chu originally served as Secretary and a Director of the Company from August 1987 to September 1989. He was reappointed a Director in December 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on Nam Tai's audit committee.
Mr. Chu received his Bachelor of Laws degree and Post-Graduate Certificate of Laws from the University of Hong Kong in 1980 and 1981, respectively.

         STEPHEN SEUNG. Mr. Seung was appointed a Director of Nam Tai in 1995. Mr. Seung is an attorney and Certified Accountant and has been engaged in the private practice of law in New York since 1981. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung serves on Nam Tai's audit committee, serves as a Director and member of the audit committee of Deswell and serves Nam Tai as its authorized agent in the United States.

         No family relationship exists among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. Directors of the Company are elected each year at its annual meeting of shareholders and serve until their successors take office or until their death, resignation or removal. Executive officers serve at the pleasure of the Board of Directors of the Company.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate amount of compensation (including non-cash benefits) paid by Nam Tai and its subsidiaries during the year ended December 31, 1995 to all directors and officers as a group for services in all capacities was approximately $773,750. The Company also provides housing for the Chief Executive Officer in Hong Kong.

         On August 13, 1990 the Company fixed compensation for loss of office at $500,000 for Mr. M.K. Koo and $300,000 each for Mr. Tadao Murakami and another officer who retired from the Company in 1991. The Company also fixed the age of retirement for directors at age 65 years. For the years prior to and including 1995, the Company accrued $240,000 in connection with this arrangement. A provision for the balance of $560,000 was taken at December 31, 1995.

         Directors who are not employees of the Company or any of its subsidiaries are paid $1,000 per month for services as a director, $750 per meeting attended in person, $500 per meeting attended by telephone and are reimbursed for all reasonable expenses incurred in connection with services as a director.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR ITS SUBSIDIARIES

         As of December 31, 1995, the Company had outstanding options to purchase an aggregate of 570,850 common shares. Of these options, all of which were granted under the Company's 1993 stock option plan, 200,100, 360,750 and 10,000 options are exercisable at $5.35, $11.00 and $11.375 per share and expire on September 9, 1998, and July 15, 1999 and July 15, 1999, respectively. Of these options, an aggregate of 225,000 options to purchase common shares were held by the Company's officers and directors as a group as at December 31, 1995.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         In January 1995, Nam Tai entered into an arrangement with Mr. M.K. Koo, Chairman of the Board, requiring Mr. Koo to purchase a residential property in West Vancouver, British Columbia, Canada no later than December 31, 1995 at the higher of book value or market value. The commitment was honored as at December 29, 1995, with registration of transfer of ownership completed as at February 9, 1996.

         It is the Company's policy that all transactions between the Company and any interested director or executive officer be approved by a majority of the disinterested directors and on terms no more favorable than would be available from an independent third party.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not Applicable.
                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR THE COMPANY'S SECURITIES

         Not Applicable.
                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

         Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

         The following financial statements are filed as part of this Report:

                                                                                                       Page No.
                                                                                                       --------
Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

Consolidated Statements of Income for the years ended December 31, 1995,
  December 31, 1994 and December 31, 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

Consolidated Balance Sheets as of December 31, 1995 and December 31, 1994 . . . . . . . . . . . . . . . . .  37

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1995, December 31, 1994 and December 31, 1993  . . . . . . . . . . . . . . . . . . . .  38

Consolidated Statements of Cash Flows for the years ended December 31, 1995,
  December 31, 1994 and December 31, 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40


         All other schedules for which provisions made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
NAM TAI ELECTRONICS, INC.


We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc and its subsidiaries as of December 31, 1995 and 1994, and the related statements of income, shareholders' equity, and cash flows for each of the three years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and its subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years ended December 31, 1995, 1994 and 1993 in conformity with accounting principles generally accepted in the United States of America.





PRICE WATERHOUSE

Certified Public Accountants





HONG KONG, March 28, 1996

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. Dollars except share data)


                                                                                             Year ended December 31,
                                                                                             -----------------------
                                                                                       1995             1994             1993
                                                                                       ----             ----             ----
Net sales                                                                          $121,240         $ 96,564         $ 70,844
Cost of sales                                                                        98,088           79,341           57,746
                                                                                     ------           ------           ------

 Gross profit                                                                        23,152           17,223           14,098
                                                                                     ------           ------           ------

Costs and expenses
 Selling, general and
  administrative expenses                                                            11,441            9,370            7,735
 Research and development expenses                                                      945              239              547
                                                                                     ------           ------           ------

                                                                                     12,386            9,609            8,282
                                                                                     ------           ------           ------

Income from operations                                                               10,766            7,614            5,816

 (Loss) on disposal of fixed assets                                                       0              (48)               0
 Other income (loss) - net (Note 6)                                                     225              761             (413)
 Interest expense                                                                      (161)            (129)            (137)
                                                                                     ------           ------           ------

Income from consolidated companies
 before income taxes and minority
 interests                                                                           10,830            8,198            5,266

Income tax benefit (expense)(Note 9)                                                    589             (173)             (73)
                                                                                     ------           ------            -----

                                                                                     11,419            8,025            5,193
Minority interests in subsidiaries                                                        0               74                4
                                                                                     ------            -----            -----

Net income                                                                         $ 11,419         $  8,099         $  5,197
                                                                                     ======           ======           ======


Earnings per share                                                                 $   1.40         $   1.09         $   0.87
                                                                                     ======           ======           ======

Weighted average Common Shares
 outstanding and common stock
 equivalents (Note 1)                                                             8,171,750        7,459,570        5,976,136
                                                                                  =========        =========        =========


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

                                                                                                        As at December 31,
                                                                                                        ------------------
                                                                                                    1995                 1994
                                                                                                    ----                 ----
ASSETS

Current assets:
  Cash and cash equivalents (Note 13)                                                           $ 10,927             $ 23,281
  Term deposit                                                                                     6,435                  400
  Accounts receivable                                                                             17,699               11,744
  Inventories (Note 4)                                                                            10,425                9,087
  Prepaid expenses and deposits                                                                    1,525                1,008
                                                                                                  ------               ------

      Total current assets                                                                        47,011               45,520
                                                                                                  ------               ------
Long term investment (Note 5)                                                                      3,931                3,931
                                                                                                  ------               ------
Property under development (Note 11)                                                                   0                1,887
                                                                                                  ------               ------
Property, plant and equipment, at cost                                                            35,365               20,121
    Less: Accumulated depreciation and
     amortization                                                                                 (7,730)              (5,497)
                                                                                                  ------               ------

                                                                                                  27,635               14,624
                                                                                                  ------               ------
Other assets                                                                                         704                  325
                                                                                                  ------               ------

Total assets                                                                                    $ 79,281             $ 66,287
                                                                                                  ======               ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term bank borrowings                                                                    $    273             $    563
  Notes payable                                                                                    5,320                6,117
  Accounts payable and accrued expenses                                                           13,408               10,532
  Income taxes payable                                                                               107                  626
                                                                                                  ------               ------

      Total current liabilities                                                                   19,108               17,838
                                                                                                  ------               ------
Shareholders' equity:
  Common stock (Note 14)                                                                              80                   80
  Additional paid-in capital                                                                      28,182               27,645
  Stock option grants (Note 14(b))                                                                   467                  631
  Retained earnings                                                                               31,417               20,118
  Foreign currency translation adjustment                                                             27                  (25)
                                                                                                  ------               ------

Total shareholders' equity                                                                        60,173               48,449
                                                                                                  ------               ------

Total liabilities and shareholder's equity                                                      $ 79,281             $ 66,287
                                                                                                  ======               ======

Commitments and contingencies (Note 12)

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of U.S. Dollars except shares outstanding)

                                                 Common Shares                                              Foreign      Total
                                                 -------------       Additional      Stock                 Currency     Share-
                                                  Shares             Paid-in        Option   Retained   Translation   holders'
                                             Outstanding    Amount   Capital        Grants   Earnings    Adjustment     Equity
                                             -----------    ------   -------        ------   --------   -----------   --------
Balance at December 31, 1992                 5,272,098     $   53    $ 9,417            -    $ 6,887       $    11    $16,368

Shares issued on exercise of options           476,727          4      1,188            -          -             -      1,192

Shares issued on Rights Offering               750,000          8      4,750            -          -             -      4,758

Stock options issued                                 -          -          -          690          -             -        690

Net income                                           -          -          -            -      5,197             -      5,197

Foreign currency translation adjustments             -          -          -            -          -           (43)       (43)
                                             ---------      -----     ------       ------      -----        ------     ------
Balance at December 31, 1993                 6,498,825     $   65    $15,355      $   690    $12,084       $   (32)   $28,162

Shares issued on exercise of options             9,000          -         69          (21)         -             -         48

Options cancelled                                    -          -          -          (38)         -             -        (38)

Warrants cancelled                                   -          -       (657)           -          -             -       (657)

Shares issued on exercise of warrants        1,485,202         15     12,878            -          -             -     12,893

Net income                                           -          -          -            -      8,099             -      8,099

Dividends paid                                       -          -          -            -        (65)            -        (65)

Foreign currency translation adjustments             -          -          -            -          -             7          7
                                             ---------      -----     ------       ------     ------        ------     ------
Balance at December 31, 1994                 7,993,027     $   80    $27,645      $   631    $20,118       $   (25)   $48,449

Shares issued on exercise of options            70,150          -        537         (161)         -             -        376

Options cancelled                                    -          -          -           (3)         -             -         (3)

Net income                                           -          -          -            -     11,419             -     11,419

Dividends paid                                       -          -          -            -       (120)            -       (120)

Foreign currency translation adjustments             -          -          -            -          -            52         52
                                             ---------      -----     ------       ------     ------        ------     ------
Balance at December 31, 1995                 8,063,177     $   80    $28,182      $   467    $31,417       $    27    $60,173
                                             =========      =====     ======       ======     ======        ======     ======


See accompanying notes to financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. Dollars)

                                                                            Year ended December 31,
                                                                          --------------------------
                                                                        1995          1994       1993
                                                                        ----          ----       ----
Cash flows from operating activities:
  Net income                                                          $ 11,419    $  8,099   $  5,197
                                                                        ------      ------     ------
Adjustments to reconcile net income to
 net cash provided by operating activities:
   Depreciation                                                          2,612       2,063      1,186
   Amortization of deferred credit                                           -         (15)       (22)
   Gain on release of deferred credit
    to income                                                                -        (594)         -
   Loss on disposal of property,
    plant and equipment                                                      -          48          -
   Gain on disposal of product lines                                         -        (129)         -
   Stock option (recovery) compensation expense                              -         (38)       690
   Minority interests                                                        -         (74)        (4)
   Other items                                                               -          62         16
   Changes in current assets and liabilities:
    (Increase) decrease in accounts receivable                          (5,955)     (1,857)    (2,601)
    (Increase) decrease in inventories                                  (1,338)     (2,414)    (1,566)
    (Increase) decrease in prepayments
     and deposits                                                         (517)       (337)       475
    Increase (decrease) in notes payable                                  (797)      4,244       (221)
    Increase (decrease) in accounts payable
     and accrued expenses                                                2,876       2,917     (2,308)
    (Decrease) increase in income taxes
     payable                                                              (519)       (140)       308
                                                                        ------      ------     ------
                                                                        (3,638)      3,736     (4,047)
                                                                        ------      ------     ------
Net cash provided by operating activities                                7,781      11,835      1,150
                                                                        ------      ------     ------
Cash flows from investing activities:
 Proceeds from disposal of property,
  plant and equipment                                                       12          12          -
 Proceeds from disposal of product lines                                     -         270          -
 Additions to property, plant and equipment                            (13,696)    (10,673)    (3,065)
 Other assets                                                             (379)       (199)       (60)
 Term deposit                                                           (6,035)          -       (400)
 Purchase of long term investment                                            -      (3,931)         -
                                                                        ------      ------     ------

Net cash used in investing activities                                  (20,098)    (14,521)    (3,525)
                                                                        ------      ------     ------
Cash flows from financing activities:
 Increase (decrease) in short-term bank
  loans and overdraft                                                     (290)        173        390
 (Distributed to) received from minority
  interests                                                                  -         (41)       119
 Additional shares issued (net)                                            373      12,284      5,950
 Dividends paid                                                           (120)        (65)         -
                                                                        ------      ------     ------

Net cash (used in) provided by financing activities                        (37)     12,351      6,459
                                                                        ------      ------     ------
Net increase (decrease) in cash and cash equivalents                   (12,354)      9,665      4,084

Cash and cash equivalents at beginning of period                        23,281      13,616      9,532

Cash and cash equivalents at end of period                            $ 10,927    $ 23,281   $ 13,616

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:

Interest paid                                                         $    186    $    131   $    135

Income taxes paid                                                     $     47    $    313   $     70


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars)


1        Summary of Significant Accounting Policies

         a       Basis of presentation

                 The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

         b       Principles of consolidation

                 The consolidated financial statements include the financial statements of Nam Tai Electronics, Inc. ("the Company") and all its subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation. The details of the Company's subsidiaries are described in Note 10.

         c       Deferred credit

                 When a subsidiary is purchased, the excess of the fair value of the net assets acquired over the purchase price is recorded as a reduction to non-current assets with any remainder being recorded as a deferred credit. If the purchase price exceeds the fair value of net assets acquired, the excess cost is recorded as goodwill. Any goodwill or deferred credit which may result is amortized over its estimated useful life, not to exceed forty years. The remaining deferred credit of $594,000 at September 30, 1994 was credited to income in 1994 as the subsidiary to which the deferred credit related commenced liquidation procedures.

         d       Inventories

                 Inventories are stated at the lower of cost and market value. Cost is determined on the first-in, first-out basis.

         e       Property, plant and equipment

                 Property, plant and equipment are recorded at cost. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred.

                 All land in Hong Kong is owned by the government which leases the land at public auction to nongovernmental entities. With the exception of those leases which expire after June 30, 1997 and before June 30, 2047 with no right of renewal, the Sino-British Joint Declaration extends the terms of all currently existing land leases for another 50 years beyond 1997. Thus, all of the Company's land leaseholds are considered to be purchased long-term assets. The cost of such land leaseholds is amortized on the straight-line basis over the respective terms of the leases.

                 All land in the People's Republic of China ("PRC") is owned by the government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus all of the Company's land purchases in the PRC are considered to be land leaseholds and are amortized on the straight line basis over the respective term of the right to use the land.

1        Summary of Significant Accounting Policies (cont'd)

         e       Property, plant and equipment (cont'd)

                 Depreciation and amortization rates computed using the straight-line method are as follows:

                 Classification                                                                          Rate
                 --------------                                                                          ----
                 Long-term leasehold buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2%-4.5%
                 Freehold buildings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4%
                 Furniture and fixtures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18%-25%
                 Machinery and equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9%-25%
                 Molds and tools  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18%-25%
                 Motor vehicles  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . .  18%-25%
                 Leasehold improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25%-33%

         f       Per share amounts

                 The per share amounts in the consolidated statements of income have been computed based on the weighted average number of Common Shares and Common stock equivalents outstanding during each period, adjusted retroactively to reflect the stock splits (Note 14(a)). Common stock equivalents include the number of shares that would be issued from the exercise of in the money stock options reduced by the number of shares that could be purchased from the proceeds based on the average market price of the Company's common stock.

                 The weighted average number of shares outstanding for the years ended December 31, 1995, 1994 and 1993 were 8,018,252,
                 6,934,098 and 5,717,551, respectively. Common stock equivalents for the years ended December 31, 1995, 1994 and 1993 were 153,498, 525,472, and 258,585, respectively. Fully diluted earnings per share do not differ materially from the undiluted figures.

         g       Foreign currency translations

                 The financial statements have been stated in United States dollars, the official currency used in the British Virgin Islands (the Company's place of incorporation). Although the operating facilities are located in Hong Kong and the PRC, the United States dollar is the currency of the primary economic environment in which the Company's consolidated operations are conducted. The exchange rate between the Hong Kong dollar and the United States dollar has been pegged (HK$7.80 to US$1.00) since October 1983.

                 All transactions in currencies other than functional currencies during the year are translated at the exchange rates existing on the respective transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than functional currencies are translated at the exchange rates existing on that date. Exchange differences arising in these cases are dealt with in the income statements.

                 The financial statements of all subsidiaries expressed in currencies other than the United States dollar are translated in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation". Accordingly, all assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expenditure items are translated at the average rates of exchange over the year. With the exception of Namtai Electronic (Shenzhen) Co. Ltd. ("NTES") and Zastron Plastic & Metal Products (Shenzhen) Ltd. ("Zastron"), which are companies incorporated in the PRC, all exchange differences arising from translation of subsidiaries' financial statements are dealt with as a separate component of equity.

1        Summary of Significant Accounting Policies (cont'd)

         g       Foreign currency translations (cont'd)

                 As NTES and Zastron act as production centers for the Company, the Company controls their operations and the majority of their transactions are made in Hong Kong dollars. Therefore, the Hong Kong dollar has been determined to be the functional currency of NTES and Zastron. Accordingly, all translation adjustments resulting from the conversion of NTES and Zastron's financial statements to Hong Kong dollars are taken to the income statements. Exchange rates used to translate and remeasure transactions and balances of NTES and Zastron are the rates quoted by the Bank of China.

         h       Income taxes

                 The Company provides for all taxes based on income whether due at year end or estimated to become due in future periods but based on profits earned to date. However, under the current tax legislation in the People's Republic of China ("PRC"), the Company has reasonable grounds to believe that income taxes paid in respect of any year would be refunded after the profits earned in that year are reinvested in the business. Deferred income taxes are provided to recognize the effect of temporary differences between profit as computed for tax reporting purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or realizable in the foreseeable future.

         i       Staff retirement plan costs

                 The Company's contributions to the staff retirement plan (Note
                 7) are charged to the income statements as incurred.

         j       Deferred Compensation Arrangement costs

                 For the years 1990 to 1995, the liability relating to the Deferred Compensation Arrangement (Note 8) was provided ratably over the future employment periods of the beneficiaries of the plan until their dates of retirement or earlier departure from the Company. At December 31, 1995, the remaining balance was fully provided for.

         k       Cash and cash equivalents

                 Cash includes certificates of deposit having a maturity date of three months or less.

         l       Currency contracts

                 The Company enters into forward currency contracts in its management of foreign currency exposures. However, since the forward currency contracts are not intended to hedge an identifiable foreign currency commitment, generally accepted accounting principles require that the contracts are marked to the market rate with the net realized or unrealized gains or losses on forward currency contracts recognized in other income (loss). (See Note 6).

         m       Property under development

                 Property under development is stated at the lower of cost and market value.

2        Comparative Figures

         Certain expenses have been reallocated between cost of sales, selling, general and administrative expenses and research and development expenses. As a result, the comparative figures for prior periods have been reclassified, where appropriate, in order to conform with the presentation used in the current period.

3        Financial Instruments

         The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents and trade receivables.

         The Company's cash equivalents are in high-quality deposits placed with a wide array of institutions with high credit ratings. This investment policy limits the Company's exposure to concentration of credit risk.

         The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings. As a consequence, concentrations of credit risk are limited. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts when the financial strength of a customer is not considered sufficient.

         All of the Company's significant financial instruments at December 31, 1995 are reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts which approximate their fair value.

         From time to time, the Company hedges its currency exchange risk, which primarily arises from materials purchased in currencies other than the United States dollar, through the purchase and sale of forward exchange contracts. Such contracts typically allow the Company to buy or sell currency at a fixed price for up to one year, but the Company normally books forward six months. At December 31, 1994, there was no open forward currency contract and at December 31, 1995, the open forward contracts amounted to $60,000.

4        Inventories

         Inventories consist of (in thousands):

                                                                                                  As at December 31,
                                                                                                  ------------------
                                                                                                    1995      1994
                                                                                                    ----      ----
        Finished goods      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 1,927   $   435
        Work-in-progress    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1,690     2,828
        Raw materials       . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6,808     5,824
                                                                                                  ------    ------
                                                                                                 $10,425   $ 9,087
                                                                                                  ======    ======

5        Long Term Investment

         In December 1994, the Company purchased 14.04% or 477,370 of the outstanding common shares of Deswell Investment Holdings Limited ("Deswell"), a supplier of plastic parts to the Company, for a total consideration of $3,931,284.

         In 1995, Deswell changed its name to Deswell Industries, Inc. and completed its initial public offering which reduced the Company's ownership to approximately 10.5% at December 31, 1995.

6        Other Income (Loss) - Net

         Other income (loss) - net consists of (in thousands):

                                                                                          As At December 31,
                                                                                          ------------------
                                                                                1995             1994               1993
                                                                                ----             ----               ----
        Foreign exchange gains (losses)
          on forward contracts  . . . . . . . . . . . . . . . . . . . . . .   $   52           $   68             $ (400)
        Interest income     . . . . . . . . . . . . . . . . . . . . . . . .    1,548              591                298
        Bank charges        . . . . . . . . . . . . . . . . . . . . . . . .     (490)            (364)              (268)
        Release of deferred credit (Note 1(c))  . . . . . . . . . . . . . .        -              594                  -
        Offering costs written off  . . . . . . . . . . . . . . . . . . . .     (334)               -                  -
        Full provision for Deferred Compensation
          Arrangement (Note 8)  . . . . . . . . . . . . . . . . . . . . . .     (560)               -                  -
        Special bonus       . . . . . . . . . . . . . . . . . . . . . . . .     (376)               -                  -
        Miscellaneous income (expenses)   . . . . . . . . . . . . . . . . .      385             (128)               (43)
                                                                              ------           ------             ------
                                                                              $  225           $  761             $ (413)
                                                                              =======          =======            =======

7        Staff Retirement Plan

         The Company maintains staff retirement plans (defined contribution pension plans) which cover certain of its employees. The cost of the Company's contributions amounted to $80,545, $67,034 and $63,256 for the years ended December 31, 1995, 1994 and 1993 respectively.

8        Deferred Compensation Arrangement

         In August 1990, the Company agreed to provide compensation in the event of loss of office, for whatever reason, for two officers. The amount of compensation to be ultimately provided is $500,000 for Mr. Koo and $300,000 for Mr. Murakami. A provision of $40,000 was made in each of the years ended December 31, 1995, 1994 and 1993. At December 31, 1995, the balance of the deferred compensation arrangement, which amounted to $560,000, was provided for.

9        Income Taxes

         Under the current British Virgin Islands law, the Company's income is not subject to taxation. In Hong Kong, the holding company of a group of companies does not file a consolidated tax return but instead each company having operations in Hong Kong is required to file a separate tax return. As a consequence, income tax returns are filed on an individual company basis.

         The parent Company has no income subject to taxation. However, subsidiaries, primarily operating in Hong Kong and the PRC, are subject to income tax as described below.

         The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (1994: 16.5% and 1993: 17.5%) to the estimated taxable income earned in or derived from Hong Kong during the period.

         Deferred tax, where applicable, is provided under the liability method at the rate of 16.5% (1994: 16.5%, 1993: 17.5%), being the effective
         Hong Kong statutory income tax rate applicable to the ensuing financial year, on the temporary differences between taxable income and income reported in the financial statements.

         The basic corporate tax rate for Foreign Investment Enterprises ("FIE's") in the PRC, such as NTES and Zastron, is currently 33% (30% state tax and 3% local tax). However, because both NTES and Zastron are located in the designated Special Economic Zone ("SEZ") of Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in the Shenzhen SEZ are not currently assessing any local tax. Since NTES and Zastron have agreed to operate for a minimum of ten years in the PRC, a two year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIE's such as NTES and Zastron which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from years in which a tax holiday is available, there is an overall minimum tax rate of 10%. In 1990 and 1991, NTES qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of NTES in 1992, 1993 and 1994, and 10% in 1995.
         In 1992 and 1993, Zastron qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of Zastron in 1994 and 1995.

         An FIE whose foreign investor directly reinvests its share of profits obtained from that FIE in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. NTES qualified for such a refund of its 1992, 1993 and 1994 taxes as a result of the reinvestment of its 1992, 1993 and 1994 profits. In May 1994, NTES received a tax refund of $58,000 for the reinvestment of its 1992 profits, in November 1994 received a tax refund of $212,000 for the reinvestment of its 1993 profits, and in August 1995 received a tax refund of $714,000 for the reinvestment of its 1994 profit. Similarly, in August 1995, Zastron also received a tax refund of $68,000 for the reinvestment of its 1994 profits. At December 31, 1994, $391,000 was accrued for 1994 PRC taxes based on a prudent approach pending the establishment of a pattern of receiving the tax refunds to which the PRC subsidiaries were entitled. As such a pattern has now been established, this accrual was reversed in 1995. The Company intends to reinvest profit earned in 1995 by NTES and Zastron and accordingly no provision for PRC taxes was made in 1995. The Company has gained reasonable assurance through previous experience that when profits are reinvested, PRC taxes paid are refunded in full in the ensuing year.

         The current and deferred components of the income tax (expense) benefit are as follows (in thousands):

                                                    Year Ended December 31,
                                                    -----------------------
                                                    1995      1994     1993
                                                    ----      ----     ----
                 Current tax        . . . . . . .   $589     $(173)    $(73)
                 Deferred tax       . . . . . . .      0         0        0
                                                    ----     -----     ----
                                                    $589     $(173)    $(73)
                                                    ====     =====     ====

    A reconciliation of the tax (expense) benefit to the amount computed by applying the current tax rate to the income (loss) from continuing operations before taxes in the consolidated statements of income is as follows (in thousands except tax rate):

                                                                                                    Year ended December 31,
                                                                                                   ------------------------
                                                                                              1995            1994          1993
                                                                                              ----            ----          ----
    Hong Kong statutory tax rate    . . . . . . . . . . . . . . . . . . . . . . . . . .       16.5%           16.5%          17.5%

    Income tax expense at current
     tax rate on income from
     consolidated companies before
     income taxes and minority interests  . . . . . . . . . . . . . . . . . . . . . . .     $(1,787)        $(1,353)       $  (921)

    Tax (expense) benefit arising from
    items which are (not allowable)
    assessable for tax purposes:
      Gain on write-off of deferred credit
        which is not taxable under Hong Kong
        tax law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           0              98              0
      Effect of difference between PRC and
        Hong Kong tax applied to PRC
        taxable income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,659             873            368
      Reversal of subsidiary's tax provision  . . . . . . . . . . . . . . . . . . . . .         314               0            305
      Income tax refund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         391             270              0
      Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          12             (61)           175
                                                                                             ------          ------         ------
                                                                                            $   589         $  (173)       $   (73)
                                                                                             ======          ======         ======


         No income tax arose in the United States of America in any of the periods presented.

         In prior years, the purchase cost of patents and trademarks and certain expenses incurred by a subsidiary, Nam Tai Supplies Ltd., were claimed as tax deductible expenses. The Hong Kong Inland Revenue Department ("IRD") has taken issue on the deductibility of these expenses and issued revised assessments to recover taxes of $995,000. In January 1994, the IRD petitioned the Hong Kong court to wind up the subsidiary for non-payment of assessed taxes. A winding up order was made on March 9, 1994, and the Official Receiver was appointed as liquidator. In 1995, the tax provision of $314,000 for this subsidiary was reversed as the subsidiary was in the process of liquidation.

10       Investment in Subsidiaries

                                                                                               Percentage of
                                                                                                 ownership
                                                                                               -------------
         Consolidated                             Country of           Principal                December 31,
         subsidiaries                             incorporation        activity             1995          1994
         ------------                             -------------        ---------            ----          ----
         Nam Tai Electronic &
           Electrical Products
           Limited                                Hong Kong            Trading              100%          100%

         Nam Tai Electronics
           (Canada) Ltd.                          Canada               Services             100%          100%

         Namtai Electronic (Shenzhen)
           Co. Ltd.                               PRC                  Manufacturing        100%          100%

         Zastron Plastic & Metal
           Products (Shenzhen) Ltd.               PRC                  Manufacturing        100%          100%


         In March 1994, NTEE invested $9,944,000 in NTES to result in total investment of $14,944,000. This investment consisted of a reinvestment of NTES's 1993 net income of $4,162,000 and the conversion of an intercompany loan between NTEE and NTES totalling $5,782,000. In February 1995, NTEE invested a further $9,546,000 in NTES by reinvesting NTES's 1994 net income. This increased NTEE's total investment in NTES to $24,490,000.

         At December 31, 1995, NTEE's investment in Zastron was $3,100,000 and Nam Tai Electronics, Inc's investment in Nam Tai Electronics (Canada) was $256,000.

         Retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company's PRC subsidiaries, there are restrictions on the purchase of materials by these companies, the payment of dividends and the removal of dividends from the PRC. However, the Company believes that such restrictions will not have a material effect on the group's liquidity or cash flows.

11       Related Party Transactions

         In June 1995, the Company completed the construction of a residential property pursuant to an agreement dated January 13, 1995. As the property had not been sold to a third party by December 31, 1995, Mr. M.K. Koo, the Chairman of the Company, purchased the property for book value of $2,620,000 being the higher of the market value and book value of the property as required by the contract. At December 31, 1995 this amount was included in accounts receivable.

12       Commitments and Contingencies

         a Pursuant to the August 17, 1992 land purchase and development agreement between NTES and Baoan County City Development Foundation, NTES is required to construct a multi-purpose business building of seven floors or more in Baoan City, Shenzhen, PRC. The Company is looking for a partner to develop, manage and finance the entire project. To date, the Company has invested $488,000 to purchase the land and in capitalized design fees. Should the project not proceed, the Company expects its maximum exposure will be $488,000.

         b       Lease commitments

                 At December 31, 1995, there were annual commitments under operating leases which relate to land and buildings as follows (in thousands):

                 - 1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  935
                 - 1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          746
                 - 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          513
                 - 1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          481
                 - 2000 and thereafter  . . . . . . . . . . . . . . . . . . . . . . . . .        4,907
                                                                                                ------
                                                                                                $7,582
                                                                                                ======

         c The Company has been advised that Tele-Art, Inc., a shareholder of the Company, intends to pursue claims in a court in the British Virgin Islands for damages allegedly suffered as a result of the rights offering completed in 1993 (Note 14(c)). Management believes that the claim is without merit and will vigorously defend it and believes that the outcome of the case will not have a significant effect on the financial statements.

13       Banking Facilities

         General banking facilities amounted to $38,202,000 at December 31, 1995, (December 31, 1994 - $24,022,000; December 31, 1993 -
         $20,849,000), with interest charged based on the Hong Kong prime rate for Hong Kong dollar transactions and banks' cost of funds rate for transactions in other currencies (effectively 8.75% and 0.55%, respectively at December 31, 1995).

         The total amount of banking facilities utilized as at December 31, 1995 was $10,216,000 (December 31, 1994 - $8,701,000).

         The notes payable, which include trust receipts, shipping guarantees and discounted bills, may not agree to utilized banking facilities due to a timing difference between the Company receiving the goods and the bank issuing the trust receipt to cover financing of the purchase.
         The Company recognizes the outstanding letter of credit as a note payable when the goods are received, even though the bank may not have issued the trust receipt. However, this will not affect the total bank facility utilization, as an addition to trust receipts will be offset by a reduction in the same amount of outstanding letters of credit.

                                                                                                              December 31,
                                                                                                        -----------------------
                                                                                                        1995               1994
                                                                                                        ----               ----
         Outstanding letters of credit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 7,724            $ 5,789
         Usance bills pending maturity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,159                  -
         Discounted bills           . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -              2,349
         Trust receipts and shipping guarantees . . . . . . . . . . . . . . . . . . . . . . . . .          -                  -
         Short-term bank borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        273                563
         Forward Contracts          . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         60                  -
                                                                                                      ------             ------

         Total banking facilities utilized  . . . . . . . . . . . . . . . . . . . . . . . . . . .     10,216              8,701

         Less:
           Outstanding letters of credit  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (7,724)            (5,789)
           Short-term bank borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (273)              (563)
           Forward Contracts        . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (60)                 -
         Plus:
           Goods received but trust receipts not issued
             by the bank            . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,161              3,768
                                                                                                      ------             ------

         Notes payable per balance sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 5,320            $ 6,117
                                                                                                      ======             ======


         Discounted bills normally have a term to maturity of 30 days. Trust receipts normally have terms from 90 to 100 days. The interest rate for the above facilities is normally prime plus 3/4% for all currencies.

         At December 31, 1994, cash and term deposits totalling $2,605,000, certain fixed assets and a corporate guarantee were pledged to secure the banking facilities. In the third quarter of 1995, the Company's bankers agreed to release the charges on the pledged assets and to provide the banking facilities with only the corporate guarantee from Nam Tai Electronics, Inc., the parent company, and its undertaking not to pledge any assets to any banks without the prior consent of the Company's bankers.

14       Common Shares

         a       Authorized shares

                 In July 1992, the Company effected a 2 for 1 forward stock split, and the number of authorized Common Shares was increased to 10,000,000. At the same time, the par value for each Common Share decreased to $0.01. In July 1994, the Board of Directors increased the number of authorized Common Shares to 20,000,000.

         b       Stock options

                 In January 1988, the Company issued options at fair market value to certain directors and shareholders. Remaining options of 476,727 were exercised during 1993 at $2.50 per share realizing $1,191,818 proceeds for the Company.

                 In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 300,000 options to key employees of the Company at an exercise price of $5.35. The options expire in September 1998. Because the option's exercise price was less than the market value of the Company's Common Shares, the Company recorded compensation expense of $690,000 in accordance with U.S. generally accepted accounting principles, reflecting the fair value of the total discount of the options at the inception date. In December 1993, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 650,000. A summary of stock option activity is as follows:

                                                                                                Number of         Option Price
                                                                                                 Options           Per Share
                                                                                                 -------           ---------
                 Outstanding at December 31, 1992 . . . . . . . . . . . . . . . . . . . . .      476,727             $2.50
                   Exercised  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (476,727)            $2.50
                   Granted  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      300,000             $5.35
                                                                                                --------

                 Outstanding at December 31, 1993 . . . . . . . . . . . . . . . . . . . . .      300,000             $5.35
                   Exercised  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (9,000)            $5.35
                   Granted  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      365,000             $11.00
                   Cancelled  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (40,750)            $5.35 & $ 11.00
                                                                                                --------

                 Outstanding at December 31, 1994 . . . . . . . . . . . . . . . . . . . . .      615,250             $5.35 & $ 11.00
                   Reissued . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       40,750             $11.00
                   Exercised  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (70,150)            $5.35
                   Cancelled  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (25,000)            $11.00
                   Reissued . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10,000             $11.38
                                                                                                --------

                 Outstanding at December 31, 1995 . . . . . . . . . . . . . . . . . . . . .      570,850
                                                                                                ========


         c       Rights Offering

                 On October 14, 1993 the Company completed a public offering of 750,000 Units at $7.65 per Unit for total proceeds of $5,737,500. After deducting total offering expenses of $979,500, the Company received net proceeds of $4,758,000. Each Unit consisted of one Common Share and two identical Common Share Purchase Warrants.

15       Business Segment Information

         The Company operates principally in the consumer electronic products industry. The following is a summary of sales, income from continuing operations and assets by geographic area (in thousands):

                                                                                            Year ended December 31,
                                                                                            -----------------------
                                                                               1995               1994               1993
                                                                               ----               ----               ----
         Net sales from operations within
           Hong Kong:
            Unaffiliated customers                                         $119,417           $ 95,470           $ 70,405
            Related parties                                                       -                  -                  -
            Intersegment sales                                                  353                  -                969
                                                                            -------            -------            -------
                                                                            119,770             95,470             71,374

           People's Republic of China:
            Unaffiliated customers                                            1,445                810                350
            Intersegment sales                                              112,804             92,612             62,278
                                                                            -------            -------            -------
                                                                            114,249             93,422             62,628

           Canada:
            Unaffiliated customers                                              378                284                 89
         Intersegment eliminations                                         (113,157)           (92,612)           (63,247)
                                                                            -------            -------            -------

         Total net sales                                                   $121,240           $ 96,564           $ 70,844
                                                                            =======            =======            =======

         Income (loss) from continuing operations
         within:
         - Hong Kong                                                          4,196              2,020              1,031
         - People's Republic of China                                        10,448              7,491              4,760
         - Canada                                                            (3,225)            (1,412)              (594)
                                                                            -------            -------            -------

         Income from continuing operations                                 $ 11,419           $  8,099           $  5,197
                                                                            =======            =======            =======

         Identifiable assets by geographic
          area:
          - Hong Kong                                                        25,505             23,463             17,912
          - People's Republic of China                                       42,416             19,116             14,192
          - Canada                                                           11,360             23,708              7,426
                                                                            -------            -------            -------

            Total assets                                                   $ 79,281           $ 66,287           $ 39,530
                                                                            =======            =======            =======

         Intersegment sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market prices.

                                                                                    Year ended December 31,
                                                                                    -----------------------
                                                                                1995              1994               1993
                                                                                ----              ----               ----
         Net sales to customers by geographic
          area:
          - Japan                                                          $ 41,532           $ 23,547           $  6,888
          - North America                                                    36,730             31,686             29,107
          - Hong Kong                                                        20,544             21,855             17,416
          - Europe                                                           16,003             13,831             12,218
          - Other                                                             6,431              5,645              5,215
                                                                            -------             ------             ------

            Total net sales                                                $121,240           $ 96,564           $ 70,844
                                                                            =======             ======             ======

         The Company had sales to four major customers, each individually exceeding 10% of total sales in 1995 as follows:

         Customer
         --------
         A                                                                 $ 58,124           $ 46,032           $ 33,330
         B (through A)                                                       21,805             12,600                  0
         C                                                                   16,022              9,421             13,191
         D                                                                   15,962             18,573             14,617
                                                                            -------             ------             ------

                                                                           $111,913           $ 86,626           $ 61,138
                                                                            =======             ======             ======

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         (a)     Financial Statements.  See list under Item 18 of this Report.

         (b) Exhibits. The following documents are filed as exhibits herewith, unless, otherwise specified and are incorporated herein by this reference:



Exhibit
Number   Exhibit
- -------  -------
2.1      Tenancy agreement dated September 13, 1995 with Lord Realty Holdings
         Limited for Suite 530, 999 West Hastings Street, Vancouver,
         British Columbia, Canada

2.2 Letter Agreement dated July 25,1995 revising banking facilities with The Hongkong and Shanghai Banking Corporation Limited

2.3      Letter Agreement dated September 18, 1995 revising banking facilities with
         The Sanwa Bank Limited

2.4      Letter Agreement dated September 5, 1995 revising credit facilities with
         Banque Worms

2.5      Construction Agreement dated March 3, 1995 with Guangdong 2nd Building
         Engineering Co. for construction of the new factory in China

2.6 Construction Agreement dated May 19, 1995 with Shimizu Corporation for construction of the new factory in China

2.7      Supply Contract dated May 19, 1995 with Shimizu Hong Kong Co., Ltd.
         for Diesel Generators at the new factory in China

2.8 Contracts of Purchase and Sale dated December 29, 1995 with Mr. M.K. Koo regarding a residential property in West Vancouver

2.9      Diagram of the Company's operating subsidiaries and affiliates - (see page five of this Report)

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                           NAM TAI ELECTRONICS, INC.



Date: April 1, 1996           By: /s/ M.K. KOO
                                  ---------------------
                                  M.K. Koo
                                  Chairman of the Board

PRICE WATERHOUSE    [LOGO]


CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-73954) of Nam Tai Electronics, Inc. of our reported dated March 28, 1996 appearing in this Form 20-F.




/s/ PRICE WATERHOUSE
- -------------------------------
PRICE WATERHOUSE
Certified Public Accountants

HONG KONG, March 28, 1996

                                 EXHIBIT INDEX




Exhibit
Number   Exhibit
- -------  -------
2.1      Tenancy agreement dated September 13, 1995 with Lord Realty Holdings
         Limited for Suite 530, 999 West Hastings Street, Vancouver,
         British Columbia, Canada

2.2 Letter Agreement dated July 25,1995 revising banking facilities with The Hongkong and Shanghai Banking Corporation Limited

2.3      Letter Agreement dated September 18, 1995 revising banking facilities with
         The Sanwa Bank Limited

2.4      Letter Agreement dated September 5, 1995 revising credit facilities with
         Banque Worms

2.5      Construction Agreement dated March 3, 1995 with Guangdong 2nd Building
         Engineering Co. for construction of the new factory in China

2.6 Construction Agreement dated May 19, 1995 with Shimizu Corporation for construction of the new factory in China

2.7      Supply Contract dated May 19, 1995 with Shimizu Hong Kong Co., Ltd.
         for Diesel Generators at the new factory in China

2.8 Contracts of Purchase and Sale dated December 29, 1995 with Mr. M.K. Koo regarding a residential property in West Vancouver

2.9      Diagram of the Company's operating subsidiaries and affiliates - (see page five of this Report)