Form 20-F/A
period 1995-12-31
NAM TAI ELECTRONICS INC
filed 1996-06-21
CIK 829365

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 20-F/A1



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

                            Exhibit Index on Page 52

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
                                                                            =======             ======             ======

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         (a)     Financial Statements.  See list under Item 18 of this Report.

         (b) Exhibits. The following documents are filed as exhibits herewith, unless, otherwise specified and are incorporated herein by this reference:




Exhibit
Number   Exhibit
- -------  -------
2.1*     Tenancy agreement dated September 13, 1995 with Lord Realty Holdings
         Limited for Suite 530, 999 West Hastings Street, Vancouver,
         British Columbia, Canada

2.2* Letter Agreement dated July 25,1995 revising banking facilities with The Hongkong and Shanghai Banking Corporation Limited

2.3*     Letter Agreement dated September 18, 1995 revising banking facilities with
         The Sanwa Bank Limited

2.4*     Letter Agreement dated September 5, 1995 revising credit facilities with
         Banque Worms

2.5*     Construction Agreement dated March 3, 1995 with Guangdong 2nd Building
         Engineering Co. for construction of the new factory in China

2.6* Construction Agreement dated May 19, 1995 with Shimizu Corporation for construction of the new factory in China

2.7*     Supply Contract dated May 19, 1995 with Shimizu Hong Kong Co., Ltd.
         for Diesel Generators at the new factory in China

2.8* Contracts of Purchase and Sale dated December 29, 1995 with Mr. M.K. Koo regarding a residential property in West Vancouver

2.9      Diagram of the Company's operating subsidiaries and affiliates - (see page five of this Report)

3.1      Consent of Independent Accountants to incorporation of report on financial statements into Registrant's Registration Statement on Form S-8 (Page 54)

3.2      Consent of Independent Accountants to incorporation of report on financial statements into Registrant's Registration Statement on Form S-3 (Page 55).


- -------------
* Previously filed on April 2, 1996 with registrant's Form 20-F for the year ended December 31, 1995.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                           NAM TAI ELECTRONICS, INC.




Date: June 19, 1996           By: /s/ M.K. KOO
                                  ---------------------
                                  M.K. Koo
                                  Chairman of the Board

                                 EXHIBIT INDEX




Exhibit
Number   Exhibit
- -------  -------
2.1*     Tenancy agreement dated September 13, 1995 with Lord Realty Holdings
         Limited for Suite 530, 999 West Hastings Street, Vancouver,
         British Columbia, Canada

2.2* Letter Agreement dated July 25,1995 revising banking facilities with The Hongkong and Shanghai Banking Corporation Limited

2.3*     Letter Agreement dated September 18, 1995 revising banking facilities with
         The Sanwa Bank Limited

2.4*     Letter Agreement dated September 5, 1995 revising credit facilities with
         Banque Worms

2.5*     Construction Agreement dated March 3, 1995 with Guangdong 2nd Building
         Engineering Co. for construction of the new factory in China

2.6* Construction Agreement dated May 19, 1995 with Shimizu Corporation for construction of the new factory in China

2.7*     Supply Contract dated May 19, 1995 with Shimizu Hong Kong Co., Ltd.
         for Diesel Generators at the new factory in China

2.8* Contracts of Purchase and Sale dated December 29, 1995 with Mr. M.K. Koo regarding a residential property in West Vancouver

2.9      Diagram of the Company's operating subsidiaries and affiliates - (see page five of this Report)

3.1      Consent of Independent Accountants to incorporation of report on financial statements into Registrant's Registration Statement on Form S-8 (Page 54)

3.2      Consent of Independent Accountants to incorporation of report on financial statements into Registrant's Registration Statement on Form S-3 (Page 55).


- -------------
* Previously filed on April 2, 1996 with registrant's Form 20-F for the year ended December 31, 1995.