Form 20-F
period 1996-12-12
NAM TAI ELECTRONICS INC
filed 1997-04-02
CIK 829365

SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                __________________________________

                            FORM 20-F

[  ] Registration Statement Pursuant to Section 12(b) or (g) of the
     Securities Exchange Act of 1934

                                OR

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                    __________________________________

For the Fiscal Year Ended:                Commission File Number:
    December 31, 1996                         0-16673
                    __________________________________

                    NAM TAI ELECTRONICS, INC.
      (Exact name of registrant as specified in its charter)

                      British Virgin Islands
         (Jurisdiction of incorporation or organization)

                      Unit 9, 15/F., Tower 1
               China Hong Kong City, 33 Canton Road
                     TST, Kowloon, Hong Kong
             (Address of principal executive offices)
                    __________________________________
     Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

     Securities registered pursuant to Section 12(g) of the Act: Common Shares, $0.01 par value per share

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

     As of December 31, 1996, there were 7,837,227 Common Shares of the registrant outstanding.

     Indicate by check mark whether the registrant:  (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.
                         Yes    X        No

     Indicate by check mark which financial statement item the registrant has elected to follow:
                         Item 17.             Item 18.    X

Exhibit Index on Page 52

                        TABLE OF CONTENTS

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION . . . . . . . . . . . . . .2
PART I                                                      . . . . . . . 3
     Item  1.   Description of Business. . . . . . . . . . . . . . . . . .3
     Item  2.   Properties . . . . . . . . . . . . . . . . . . . . . . . 18
     Item  3.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . 19
     Item  4.   Control of the Company . . . . . . . . . . . . . . . . . 20
     Item  5.   Nature of Trading Market . . . . . . . . . . . . . . . . 20
     Item  6.   Exchange Controls and Other Limitations Affecting
                 Security Holders                                        21
     Item  7.   Taxation . . . . . . . . . . . . . . . . . . . . . . . . 21
     Item  8.   Selected Financial Data. . . . . . . . . . . . . . . . . 22
     Item  9.   Management's Discussion and Analysis of Results of
                Operations and Financial Condition. . .. . . . . . . . . 23
     Item 10.  Directors and Executive Officers of the Company . . . . . 32
     Item 11.  Compensation of Directors and Officers. . . . . . . . . . 33
     Item 12.  Options to Purchase Securities from the Company or its Subsidiaries . . . . . . . . . . . . . . . . . . . . 33
     Item 13.  Interest of Management in Certain Transactions. . . . . . 34
PART II          . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
     Item 14.  Description of Securities to be Registered. . . . . . . . 35
PART III         . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
     Item 15.  Defaults Upon Senior Securities . . . . . . . . . . . . . 35
     Item 16.  Changes in Securities and Changes in Security For the
                Company's Securities . . . . . . . . . . . . . . . . . . 35
PART IV        . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
     Items 17.
     and 18.    Financial Statements . . . . . . . . . . . . . . . . . . 35
     Item 19.  Financial Statements and Exhibits . . . . . . . . . . . . 52

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53

Consent of Independent Accountants (to incorporation of their report on Financial Statements into the Company's Registration Statement on Forms F-3 and S-8). .  . .54

     This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled Risk Factors under
Item 1 - Description of Business.

     Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date of this Report. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

          FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

     The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. See "Report of Independent Accountants" included elsewhere herein. The Company publishes its financial statements in United States dollars for the following reasons: (i) the Company is incorporated in the British Virgin Islands where the currency is the United States dollar; (ii) the Company conducts the majority of its business transactions in United States dollars; and (iii) the exchange rate between the Hong Kong dollar and the United States dollar has been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. See
Note 1(g) of Notes to Consolidated Financial Statements appearing in Item 18. of this Report.

                              PART I

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

     Nam Tai Electronics, Inc. (which together with its subsidiaries is hereafter referred to as the "Company" or "Nam Tai") was incorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. The Company's corporate administrative matters are conducted in the British Virgin Islands through its registered agent, McW. Todman & Co., McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located in Hong Kong at Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, TST, Kowloon, Hong Kong.

     As an International Business Company, the Company is prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands, or acting as a bank or insurance company. The Company does not believe these restrictions materially affect its operations.

     Nam Tai was incorporated in the British Virgin Islands principally to facilitate trading in its shares. The government of Hong Kong imposes stamp duty on the transfer of shares equal to 0.3% of the value of the transaction. There is no such stamp duty imposed by the British Virgin Islands. The Company was organized in this manner to avoid any such requirements for the collection of stamp duties for share transactions.

COMPANY OVERVIEW

     Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in China. Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), multichip modulators ("MCM"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

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

     The Company emphasizes high responsiveness to the needs of OEM customers through the development and volume production of increasingly sophisticated and specialized products. The Company seeks to build long-term relationships with its customers through high quality standards (supported by ISO 9001/9002 Certification), competitive pricing, strong research and development support, advanced assembly processes and high volume manufacturing, and with key suppliers through volume purchasing and reliable forecasting of component
purchases.    The Company believes that the potential for increased
manufacturing outsourcing by Japanese and U.S. OEMs in China is substantial and that it is in a position to take advantage of this because of its expanded production capacity and experience. Management believes Nam Tai's record of providing timely delivery in volume of high-quality, high technology, low-cost products builds close customer relationships and positions the Company to receive orders for more complex products. As the Company grows, management will seek to maintain a low cost structure, reduce overhead where possible and continuously strive to improve its manufacturing quality and processes.

THE COMPANY'S SUBSIDIARIES

     The Company is a holding company for Nam Tai Electronic & Electrical Products Limited and its subsidiaries, and Nam Tai Electronics (Canada) Ltd. The chart below illustrates the organizational structure of the Company and its principal operating subsidiaries.

                         Nam Tai
                    Electronics, Inc.
                    (A British Virgin
                    Islands International
                    Business Company)
                         /
                         /
          --------------------------
          /                   /
          100%                100%
     Nam Tai                  Nam Tai
     Electronics              Electronic &
     (Canada) Ltd.            Electrical Products --------------75%
     (A Canadian Federal      Ltd. (A Hong                       /
     Company)                 Kong Limited                       /
                              Liability Company)                 /
                              /                                  /
                    -------------------------                    /
                    /                   /                        /
                    100%                100%                     /
               Zastron Plastic &        Namtai Electronic        /
               Metal Products      (Shenzhen) Co. Ltd.           /
               (Shenzhen) Ltd.          (A Limited Liability     /
               (A Limited Liability     of China Foreign         /
               of China Foreign         Operation)               /
               Operation)                    /                   /
                                             /                   /
                                             --------------- 25% /
                                                       /
                                                  Shenzhen
                                                  Namtek Co., Ltd.
                                                  (A Limited
                                                  Liability of
                                                  China Foreign
                                                  Operation)

Nam Tai Electronic & Electrical Products Limited

     Nam Tai Electronic & Electrical Products Limited ("NTE&E") was incorporated in November 1983 and became the holding company for Namtai Electronic (Shenzhen) Co. Ltd. and Zastron Plastic & Metal Products (Shenzhen) Ltd. in 1992. Marketing and customer relations are handled from NTEE as well as management operations.

Namtai Electronic (Shenzhen) Co. Ltd.

     Namtai Electronic (Shenzhen) Co. Ltd. ("NTES") was established as Baoan (Nam Tai) Electronic Co. Ltd. in May 1989 as a joint venture company with limited liability pursuant to the relevant laws of China. The equity of NTES was owned 70% by NTE&E and 30% by a Chinese Governmental agency. During 1992, the joint venture was dissolved and the company changed its name to NTES. As part of such termination, the company returned to the Chinese Governmental agency its real property and investment, and NTES became a wholly owned subsidiary of NTE&E.

     NTES is the principal manufacturing arm of the Company and is engaged in manufacturing and assembling the Company's electronic products in China.

Zastron Plastic & Metal Products (Shenzhen) Ltd.

     Zastron Plastic & Metal Products (Shenzhen) Ltd. ("Zastron") was organized in March 1992 as a limited liability company pursuant to the relevant laws of China. Zastron is principally engaged in silk screening metal and PVC products, much of which are used in products manufactured by the Company's manufacturing subsidiary. Zastron also provides silk screening of products for other unrelated companies.

Shenzhen Namtek Co., Ltd.

     Shenzhen Namtek Co., Ltd. ("Namtek") was organized in December 1995 as a limited liability company pursuant to the relevant laws of China. Namtek commenced operations in early 1996 developing and commercializing software for the consumer electronics industry, particularly for the customers of the Company and for products manufactured or to be manufactured by Nam Tai. Namtek employs approximately 20 software engineers and provides the facilities and expertise to assist in new product development and research, enabling Nam Tai to offer its customers enhanced software design and development services.

Nam Tai Electronics (Canada) Ltd.

     Nam Tai Electronics (Canada) Ltd. ("NT Canada") was incorporated in
August 1989 under the Canada Business Corporations Act.   NT Canada currently
provides finance, administrative and investor relations services to the Company from its offices in Vancouver, British Columbia, Canada.

RISK FACTORS

     The Company may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases, and in reports to shareholders. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with this "safe harbor" the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by or on behalf of the Company. Any such statement is qualified by reference to the following cautionary statements:

POLITICAL, LEGAL, ECONOMIC AND OTHER UNCERTAINTIES OF OPERATIONS IN CHINA AND HONG KONG

     Internal Political and Other Risks. The Company's single manufacturing complex is located in China. As a result, the Company's operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government resulting in changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, currency revaluations or the expropriation of private enterprise could materially and adversely affect the Company. Under Deng Xiaoping's leadership, the Chinese government pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. With the recent death of Deng Xiaoping there can be no assurance that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power, water supplies, transportation, communications, raw materials and parts. The Company maintains its own electrical generator, water treatment and water storage facilities at the factory site to address certain of these concerns. If for any reason the Company were required to move its manufacturing operations outside of China, the Company's profitability would be substantially impaired, its competitiveness and market position would be materially jeopardized and there can be no assurance that the Company could continue its operations.

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

     Current Dependence on Single Factory Complex. The Company's products are manufactured exclusively at its complex located in Baoan County, Shenzhen, China. The Company does not own the land at its new facility nor the original facility. It occupies the site under agreements with the local Chinese government. In the case of the original facility, the lease agreement covers an aggregate of approximately 150,000 square feet of factory space and expires in August 2007. In the case of the new facility, the Company is entitled to use the land upon which it is situated until 2044. These agreements and the operations of the Company's Shenzhen factories are dependent on the Company's relationship with the local government. The Company's operations and prospects would be materially and adversely affected by the failure of the local government to honor these agreements. In the event of a dispute, enforcement of these agreements could be difficult in China.

     Possible Changes and Uncertainties in Economic Policies. As part of its economic reform, China has designated certain areas, including Shenzhen where the Company's manufacturing complex is located, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing special Economic Zones could have a material adverse effect on the Company. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of such disparities could affect the political or social stability of China.

     Inherent Risks of Business in China. Conducting business in China is inherently risky. Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices are common in China. The Company has attempted to implement safeguards to prevent losses from such practices, but there can be no assurance that despite these safeguards the Company will not suffer losses relating to such practices.

     Recent Relations with the U.S. In 1995, the United States considered revocation of China's most favored nation ("MFN") trade status, which provides China with the trading privileges generally available to trading partners of the United States, and in 1996 the United States and China were involved in controversy over the protection in China of intellectual property rights. In 1996, China and the United States reached an agreement on copyright protection and extended China's MFN status to July 3, 1997. Various interest groups continue to urge that the United States not renew China's trade status. There can be no assurance that future controversies will not arise that threaten the status quo involving trade between the United States and China or that the United States will not revoke or refuse to extend China's MFN status. In any of such eventualities, the business of the Company could be adversely affected.

     Relations Between China and Taiwan. Relations between China and Taiwan have been unresolved since Taiwan was established in 1949. The general election in Taiwan in 1996 heightened tensions between them. Although not directly a threat to Nam Tai, peaceful and normal relations between China and its neighbors reduces the potential for events which could have an adverse impact on the Company's business.

     Operations in Hong Kong. The Company's executive and sales office, and several of its customers and suppliers are located in Hong Kong, which is currently a British Crown Colony. Sovereignty over Hong Kong will be transferred effective July 1, 1997 to China. The Company is preparing for this transition in Hong Kong by increasing the role and capability of its personnel in China to manage a number of responsibilities previously managed through the Hong Kong office. Certain other responsibilities are being transferred to the Company's administration and finance office in Canada. While the Company does not believe that the transfer of sovereignty over Hong Kong to China will have a material adverse effect on the Company's business, there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong, and any instability could have an adverse impact on the Company's business.

     The Hong Kong dollar and the United States dollars have been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. The Chinese government has expressed its intention in the basic law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong is transferred to China. There can be no assurance that this will occur and the Company could face increased currency risks if the current exchange rate mechanism is changed.

CUSTOMER CONCENTRATION; DEPENDENCE ON ELECTRONICS INDUSTRY

     Sales to four major customers, Sharp Corporation, Texas Instruments Incorporated, Nintendo, Inc. (which orders through Sharp Corporation) and Seiko Instruments Inc. aggregated approximately 90.3%, 92.3% and 89.7% of the Company's total net sales during the years ended December 31, 1996, 1995 and 1994. Sales to each of these customers as a percentage of the Company's total net sales during the years ended December 31, 1996, 1995 and 1994 are set forth in Item 1. Business --Customers and Marketing. The Company's sales transactions to all its OEM customers are based on purchase orders received by the Company from time to time. Except for these purchase orders, the terms of which in a few cases are supplemented by basic agreements dependent upon the receipt of purchase orders, the Company has no written agreements with its OEM customers. Although management believes that any one of its OEM customers could be replaced eventually, the loss of any one of its major customers could have a material adverse effect on the Company's business.

     Virtually all of the Company's sales are to customers in the electronics industry, which is subject to rapid technological change and product obsolescence. The factors affecting the electronics industry in general, or any of the Company's major customers in particular, could have a material adverse effect on the Company's results of operations.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

     The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors such as the cancellation or postponement or orders, the timing and amount of significant orders from the Company's largest customers, customers' announcement and introduction of new products or new generations of products, evolutions in the life cycles of customers' products, the Company's timing of expenditures in anticipation of future orders, effectiveness in managing manufacturing processes, changes in cost and availability of components, mix of orders filled, adverse effects to the Company's financial statements resulting from, or necessitated by, possible future acquisitions, and changes or anticipated changes in economic conditions. The volume and timing of orders received during a quarter are difficult to forecast. The Company's customers from time to time encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if customers do not control inventories effectively, they may reduce or postpone shipments of orders.

     The Company's expense levels during any particular period are based, in part, on expectations of future sales. If sales in a particular quarter do not meet expectations, operating results could be materially adversely affected. In addition, the Company's operating results are affected by seasonality during the third quarter in anticipation of the Christmas buying season and in the first quarter resulting from both the closing of the Company's factory in China for one-half of a month for the Chinese New Year holidays and the general reduction in sales following the holiday season. See Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations. The market segments served by the Company are also subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods. A recessionary period affecting the industry segments served by the Company could have a material adverse effect on the Company's results of operations. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of the Company's Common Shares.

TECHNOLOGICAL CHANGES AND PROCESS DEVELOPMENT

     The market for the Company's manufacturing services is characterized by rapidly changing technology and continuing process development. The Company is continually evaluating the advantages and feasibility of new manufacturing processes, such as COB, MCM, SMT, TAB and OLB. The Company believes that its future success may depend upon its ability to develop and market manufacturing services which meet changing customer needs, maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. There can be no assurance that the Company's process development efforts will continue to prove successful.

EXCHANGE RATE FLUCTUATIONS

     The Company sells most of its products in United States dollars and Japanese yen and pays expenses in United States dollars, yen, Hong Kong dollars, Canadian dollars and Chinese renminbi. The Company is subject to a variety of risks associated with changes among the relative value of the United States dollar, yen, Hong Kong dollar, Canadian dollar and Chinese renminbi, but management believes that the most significant exchange risk results from material purchases made in yen. Approximately 28%, 33% and 35% of Nam Tai's material costs have been in yen during the years ended December 31, 1996, 1995 and 1994. Sales made in yen accounted for approximately 15% of sales for the year ended December 31, 1996, 18% of sales for 1995 and 13% of sales for 1994. The net exposure has been declining as material costs in Japanese yen decrease and sales increase. Based on oral agreements with its customers which are customary in the industry, the Company believes its customers will accept an increase in the selling price of manufactured products if the exchange rate of the Japanese yen appreciates beyond a range of 5% to 10% although such customers may also request a decrease in selling price in the event of a depreciation of the Japanese yen. Based on close working relationships with its principal customers, and because management believes that similar oral agreements exist between these OEMs and their other suppliers, the Company believes that the oral nature of these agreements will not prevent its OEMs from honoring them. However, there can be no assurance that such agreements will be honored, and the refusal to honor such an agreement in the event of a severe fluctuation of the Japanese yen at a time when sales made in yen are insufficient to cover material purchases in yen would materially and adversely affect the Company's operations.

     Although only 9.3% of the Company's expenses were in Chinese renminbi in 1996, the appreciation of the renminbi against the U.S. dollar increases the expenses of the Company when translated into U.S. dollars. There can be no assurances that the renminbi will not increase significantly in value relative to the U.S. dollar in the future

     The Company may elect to hedge its currency exchange risk when it judges such action may be required. The Company's financial results have been affected in the past due to hedging activities, resulting in foreign exchange gains of approximately $52,000 in 1995 and $68,000 in 1994 and foreign exchange losses of approximately $400,000 in 1993 and $350,000 in 1992. The Company continually reviews its hedging strategy but there can be no assurance that Nam Tai will not suffer losses in the future as a result of currency hedging.

COMPETITION

     Competition in the contract electronic manufacturing industry is intense. The Company's primary competitors in the manufacture of its principal product lines of calculators, personal organizers and linguistic products, are Kinpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.) and Inventec Co. Ltd., both of Taiwan. While an OEM may prefer its approved suppliers, management believes that OEMs tend to order from several suppliers in order to lessen dependence on any one of them. Certain competitors may have substantially greater technical, financial and marketing resources than the Company.

RISKS FROM POSSIBLE ACQUISITIONS

     An important element of the Company's strategy is to review acquisition prospects that would complement the Company's existing products and services, augment its market coverage and sales ability or enhance its technological capabilities. While the Company has no current agreements or negotiations underway with respect to any acquisitions, the Company may acquire businesses, products or technologies in the future. Future acquisitions by the Company could result in accounting charges, potentially dilutive issuance of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, financial condition and results of operations and/or the price of the Company's Common Stock. Acquisitions entail numerous risks, including the assimilation of the acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which the Company has no or limited prior experience and potential loss of key employees of acquired organizations. Management has no experience in assimilating acquired organizations. There can be no assurance as to the ability of the Company to successfully integrate the products, technologies or personnel of any business that might be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company depends to a large extent on the abilities and continued participation of Mr. M. K. Koo, its Chairman of the Board, and Mr. Tadao Murakami, its Chief Executive Officer and President, who is in charge of the Company's day-to-day manufacturing and marketing operations in China. The loss of the services of Mr. Koo or Mr. Murakami could have a material adverse effect on Company's business.

ENFORCEABILITY OF CIVIL LIABILITIES

     The Company is a holding corporation organized as an International Business Company under the laws of the British Virgin Islands and its principal operating subsidiary is organized under the laws of Hong Kong, where the Company's principal executive offices are also located. The Company has appointed Mr. Stephen Seung, an attorney engaged in the private practice of law in New York and a director of Nam Tai since 1995, as its agent upon whom process may be served in any action brought against the Company under the securities laws of the United States. However, outside the United States, it may be difficult for investors to enforce judgments against the Company obtained in the United States in any such actions, including actions predicated upon civil liability provisions of Federal securities laws. In addition, all of the Company's officers and a majority of its directors reside outside the United States and nearly all of the assets of these persons and of the Company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against the Company or such persons judgments predicated upon the liability provisions of U.S. securities laws. The Company has been advised by its Hong Kong counsel and its British Virgin Island counsel that there is substantial doubt as to the enforceability against the Company or any of its directors and officers located outside the United States in original actions or in actions for enforcement of judgments of U.S. courts of liabilities predicated on the civil liability provisions of Federal securities laws.

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

RISKS OF INTERNATIONAL SALES

     The products of the Company are sold in the United States and internationally, principally in Japan, Europe and Hong Kong. International sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. Changes in tariffs or other trade policies could adversely affect the Company's customers or suppliers or decrease the cost of products for Nam Tai's competitors relative to such costs for the Company.

EXEMPTIONS UNDER THE EXCHANGE ACT AS A FOREIGN PRIVATE ISSUER

     The Company is a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"). As such, and though its Common Shares are registered under Section 12(g) of the Exchange Act, it is exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less). Because of the exemptions under the Exchange Act applicable to foreign private issuers, shareholders of the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States.

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

PRODUCTS

     The following table sets forth the percentage of net sales of each of the Company's product lines for the years ended December 31, 1996, 1995 and 1994.

                                        YEAR ENDED DECEMBER 31,
     PRODUCT LINE                       1996   1995    1994
     ------------                       ----   ----    ----
     Personal organizers and linguistic
      products                          36%    47%     47%
     Electronic calculators             35     30      34
     Subassemblies, components and
      other products                    28     22      17
     Silk screening                     1      1       1
     Discontinued products(1)           0      0       1
                                        ----   ----    ----
                                        100%   100%    100%

(1) Includes health care products, such as electronic scales, thermometers and blood pressure meters, which were discontinued in 1994.

Personal Organizers and Linguistic Products

     The Company produces various types of electronic personal organizers, particularly telephone directories and business card organizers with scheduler, clock, memo pad and calculator functions.

     The linguistic products manufactured by Nam Tai include electronic spell checkers, dictionaries and language translators. These models generally include a built-in calculator.

Electronic Calculators

     The Company manufactures a wide range of electronic calculators with a variety of features. These include calculators designed for different uses, including mini card, scientific, desk top, hand held, graphical and printer calculators.

Subassemblies, Components and Other Products

     In 1994, the Company began manufacturing and delivering subassemblies consisting of LSIs bonded on PCBs utilizing advanced technological processes. These products are used to manufacture components which are incorporated into such products as electronic toys and games.

     In 1995, the Company expanded is subassembly manufacturing business into liquid crystal display ("LCD") modules. These subassemblies display information as part of such products as portable telephones, portable computers and facsimile machines, and employ the same bonding technologies as are used for the LSI bonded PCBs.

     In 1995, the Company delivered a sample run of integrated circuit card balance readers ("IC card readers") and in 1996 began volume shipments of these products. These readers are hand-held devices used to check information contained on the IC cards which are being developed for use by certain major banks in Europe, Asia and North America as an alternative to the use of cash.

     In 1996, the Company again expanded the component products it offers by completing the development and shipping of control panel modules for microwave ovens manufactured by a division of Sharp Corporation, which, management believes, is the world's leading manufacturer of microwave ovens.

Silk Screening Services

     Through Zastron, the Company provides manufacturing and silk screening services to customers for plastic parts, PVC products and metal parts. This service is also supplied to other firms for incorporation into their finished products.

MANUFACTURING

Quality Control

     The Company maintains strict quality control programs for its products, including the use of total quality management ("TQM") systems. All incoming raw materials and components are checked by the Company's quality control personnel. During the production stage, Nam Tai's quality control personnel check all work in process at several points in the production process. Finally, after the assembly stage, the Company conducts random testing of finished products. In addition, the Company provides office space at its China manufacturing facility for representatives of its major customers to permit them to monitor production of their products and to provide direct access to the Company's manufacturing personnel. Manufactured products have a low level of product defect, as required by the Company's OEM customers. When requested, Nam Tai provides a limited warranty of six months to one year for products it manufactures. To date, claims under the Company's warranty program have been negligible.

     The Company's Hong Kong and China subsidiaries have maintained ISO 9002 Certification since December 1993 and ISO 9001 Certification since February 1996. The "ISO," or International Organization for Standardization, is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which was the first quality system standard to gain worldwide recognition, requires a company gather, analyze, document, monitor and make improvements where needed. The Company's receipt of ISO 9001 Certification demonstrates that the Company's manufacturing operations meet the most demanding of the established world standards.

     Management believes sophisticated customers are increasingly requiring their manufacturers to be ISO 9000 certified, and that manufacturers that are not so qualified are increasingly looking to certified manufacturers like Nam Tai rather than undertaking the expensive and time-consuming process of qualifying their own operations.

     In 1996, the Company received notice that it had been awarded the Texas Instruments Supplier Excellence Award for commitment to excellence and support of Texas Instruments' quality leadership. In early 1997, the Company again received notice that it received the award for a second year. Texas Instruments, one of the Company's largest OEM customers, has advised the Company that only a select group of its suppliers which have demonstrated an unwavering commitment to the principle of total quality are recognized with this award and that it was unusual for a company to be so honored in two consecutive years.

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

     LCDs are readily available from many manufacturers and the Company currently has two major suppliers, Epson Hong Kong Ltd. and Sharp Corporation. PCBs and other circuit boards are purchased from circuit board manufacturers in Hong Kong and solar cells are purchased from Matsushita Battery Industrial Company Ltd. Batteries are standard "off the shelf" items, generally purchased in Hong Kong from agents of Japanese manufacturers. Certain components may be subject to limited allocation by certain of Nam Tai's suppliers. Although such shortages and allocations have not had a material adverse effect on the Company's results of operations, there can be no assurance that any future allocation or shortages would not have such an effect.

     In an effort to assure an adequate supply of competitively priced plastic components, the Company maintains a minority interest in a Hong Kong supplier of plastic parts, Deswell Industries, Inc. ("Deswell") (see "Formation of Strategic Alliances").

CUSTOMERS AND MARKETING

General

     Approximate percentages of net sales to customers by geographic area, based upon location of product delivery, are set forth below for the periods indicated:

                                        YEAR ENDED DECEMBER 31,
     GEOGRAPHIC AREAS                   1996   1995    1994
     ----------------                   ----   ----    ----
     Japan                              28%    34%     24%
     North America                      34     30      33
     Hong Kong                          18     17      23
     Europe                             12     13      14
     Other                              8      6       6
                                        ----   ----    ----
                                        100%   100%    100%

     The Company's Hong Kong based management personnel and sales staff are responsible for marketing products to existing customers as well as potential new customers.

     Five of the Company's major customers have done business with the Company for over five years or more, and management believes that Nam Tai has a stable relationship with all of its customers. The Company places great emphasis on providing quality service to its customers and has, as a result, limited the number of companies for which it manufactures in an effort to ensure quality service.
Major Customers

     The Company's OEM customers include the following entities. The OEM customers either market Nam Tai's products under their own brand name or, where no brand name is shown, incorporate the Company's products into their products:

CUSTOMER                 BRAND NAME          PRODUCT                  CUSTOMER
                                                                      SINCE
--------                 ----------          -------                  -----
A&A International        Radio Shack         Calculators              1993
(Yichi-HK) Ltd.

Canon, Inc.              Canon               Personal organizers      1988
                                             and calculators

Casio Computer (Hong     Casio               Aluminum panels and      1994
Kong) Limited                                PVC wallets

Matsushita Battery       -----               IC card readers          1994
Industrial Co. Ltd.

Nintendo, Inc.           -----               Bonding on PCBs          1994
(through Sharp Corp.)

Optrex Corporation       -----               Assemblies for LCD       1994
                                             modules

Premier Precision Ltd.   Citizen              Silk screening and       1993
                                             aluminum panel

Sanyo Electric           Sanyo                Silk screening           1988
(H.K.) Ltd.

Seiko Instruments Inc.   Seiko, SII          Personal organizers       1991
                                             and linguistic products

Sharp Corporation        Sharp               Personal organizers,      1989
                                             calculators and control
                                             panel modules

Texas Instruments        Texas               Personal organizers      1989
Incorporated             Instruments         and calculators


     At any given time, different customers account for a significant portion of Nam Tai's business. Percentages of total sales by customer vary from year to year and may fluctuate depending on the timing of production cycles for particular products. Sales to four major customers, Sharp Corporation, Seiko Instruments Inc., Nintendo, Inc. (which orders through Sharp Corporation) and Texas Instruments Incorporated, aggregated approximately 90%, 92% and 90% of the Company's total net sales during the years ended December 31, 1996, 1995 and 1994, respectively, as follows:

                                                YEAR ENDED DECEMBER 31
                                                1996   1995    1994
                                                ----   ----    ----
CUSTOMER
--------
Sharp Corporation                               38.4%  47.9%   47.7%
Texas Instruments Incorporated                  22.3   13.2     9.8
Nintendo, Inc. (through Sharp Corporation)      16.1   18.0    13.0
Seiko Instruments Inc.                          13.5   13.2    19.2
                                                ----   ----    ----
                                                90.3%  92.3%   89.7%

     A number of products are made for its major customers such that the Company is not necessarily dependent on a single product by one customer. Although management believes that any one of the Company's customers could be replaced with time, the loss of any one of its major customers, particularly one or more of its top four customers, could have a material adverse effect on the Company's business. While each of the companies listed above is expected to continue to be a significant customer, the Company continually tries to lessen its dependence on large customers through efforts to diversify its customer and product base. There can be no assurance, however, that such efforts will prove successful.

     The Company's sales to all of its OEM customers are based on purchase orders. Except for these purchase orders, the terms of which in a few cases are supplemented by basic agreements dependent upon the receipt of purchase orders, Nam Tai has no written agreements with its OEM customers. The Company receives letters of credit to cover the next three months of orders and all the molds, tooling and development charges (including software design) are charged to the account of OEM customers prior to production.

     Many of Nam Tai's customers have a relationship which extends for a number of years and consequently the Company believes its relations with these customers are good. The Company encourages cooperation and communication with its most important customers. In particular, senior management includes a team of Japanese professionals who provide technical experience and work closely with both the Company's Japanese component suppliers and its Japanese customers. Management also believes the risk of a sudden withdrawal by any of its major customers is diminished by: (i) the lengthy production cycle, typically over three years for each model, which is required to produce the products sold to customers; (ii) the fact that production cycles may begin while other products for the same customers are in progress; and (iii) the investment in molds, tooling and development charges (including software design) which is borne by each OEM customer.

     Sales are predominately based on standard letters of credit denominated in either U.S. dollars or Japanese yen.

Production Scheduling and Backlog

     The typical cycle for a product to be manufactured and sold to an OEM customer is three to four years, including the development period and production period. Initially an OEM customer gathers data from its sales personnel as to products for which there is market interest, including features and unit costs. The OEM then contacts the Company, and possibly other prospective manufacturers, with forecasted total production quantities and design specifications or renderings. From that information, the Company in turn contacts its suppliers and determines estimated component costs. The Company later advises the OEM of the development costs, charges (including molds, tooling and development costs such as software design) and unit cost based on the forecasted production quantities desired during the expected production cycle. Once the Company and the OEM customer agree to the Company's quotation for the development costs and the unit cost, the Company begins the product development. This development period lasts approximately nine to 15 months, or longer if software design is included. During this time the Company completes all molds, tooling and software required to manufacture the product with the development costs reimbursed by the customer. Upon completion of the molds, tooling and software, the Company produces samples of the product for the customer's quality testing, and, once approved, commences mass production of the product.

     The production period usually lasts approximately 18 to 30 months. Typically, more advanced products have longer production runs. If total production quantities change, the OEM customer often provides six months notice before discontinuing orders for a product. At any point in time the Company is in different stages of the development period and production period for the various models it has under development or in production for OEM customers.

     The Company's production is based on forecasts received from OEM customers covering the next six month period, the first three months of which are scheduled shipments. These forecasts are reviewed and adjusted where necessary at the beginning of each month with confirmed orders covering the first three months. Confirmed orders are supported by letters of credit and may not be canceled once confirmed without the customer becoming responsible for all costs of the remaining components included in inventory for that order. During the years ended December 31, 1995 and 1994, the Company did not suffer a material loss resulting from the cancellation of an OEM customer confirmed order. However, during the course of the audit of its financial statements for the year ended December 31, 1996, the Company confirmed that certain components included in its raw material inventory were not likely to be used in connection with future production, and due to the passage of time, could not be charged to customers who would have otherwise been responsible for the reimbursement of cost. While the Company believes that it may in the future be able to use some portion of the components in connection with future production, the Company has elected to write-off the cost of such inventory in the net amount of $415,000.

     Backlog is defined by Nam Tai as the sales value of orders from OEM customers for which shipments have been scheduled during the next three months. Although orders are confirmed and covered by letters of credit, there can be no assurance that the backlog can be produced, shipped and sales recorded in its entirety during the following three month period. The Company's backlog as at December 31, 1996 and 1995 was approximately $28,500,000 and $24,800,000, respectively.

Marketing Plans for China

     The Company has Chinese government approval to sell up to 20% of the products manufactured and 10% of the parts manufactured by the Company in China. The Company does not have any immediate plans to re-enter the China market and make domestic sales, however, the Company would consider doing so if economic and other factors in China appear favorable.

Formation of Strategic Alliance

     The Company strives to maintain stable sources for quality components it uses in its manufacturing operations. Suppliers of these components have from time to time, in periods of short supply, limited allocation of their production among their customers. The Company believes that the formation of strategic alliances with certain of its suppliers assists the Company to satisfy its OEM customers' needs for timely delivery of high-quality products and permits Nam Tai to have greater control over the quality of its suppliers' components.

     Consistent with this strategy, in 1994 the Company purchased approximately 10% of the outstanding common stock of Deswell Industries, Inc. ("Deswell"), the Nasdaq listed holding company of the Hong Kong-based suppler of plastic parts used in many of the Company's products. Deswell has manufacturing facilities in Shenzhen, China. In February 1997, the Company reduced its holdings in Deswell to approximately 5.8% of the common shares of Deswell reported outstanding as at December 31, 1996, realizing proceeds of approximately $4.4 million. The Company plans to continue to maintain a close working relationship with Deswell.

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

TECHNOLOGY DEVELOPMENT

     Between 1984 and 1994, the Company spent an average of approximately $360,000 per annum on research and development, chiefly to advance manufacturing technology. During the later half of this period Nam Tai concentrated on its OEM business and expenditures fell below the average by the end of the period. At that time the major responsibility of the Company's product design personnel was limited to the production to the satisfaction of and in accordance with the specifications provided by OEM customers.

     Since 1995, the Company has placed increased emphasis on research and development which provides greater service to OEM customers and assists in design and development of future products. Research and development expenses increased marginally to $950,000 in 1996 from $945,000 in 1995. Namtek, the Company's software development subsidiary which began operations in early 1996 accounted for approximately 40% of the research and development expenses in 1996 and these expenses were substantially recovered from fees paid by third parties.

COMPETITION

     The Company competes with numerous other companies in the contract electronic manufacturing industry and competition is intense. Competition has been limited by OEMs to a small number of companies who satisfy the requirements to become approved suppliers. While individual OEM customers are likely to prefer certain contract manufacturers, OEMs tend to order from several different suppliers in order to reduce dependence on any one. Competition for OEM sales is based primarily on unit price, product quality and availability, promptness of service, reputation for reliability and OEM confidence in the manufacturer. The Company believes that it competes favorably in each of these areas.

EMPLOYEES

     At December 31, 1996, Nam Tai employed approximately 2,000 persons on a full-time basis, of which approximately 1,960 were working in China, 30 in Hong Kong, and 10 in Canada. Of these, approximately 1,750 were engaged in manufacturing, 181 were engaged in clerical, research and development and marketing positions and the balance in supporting jobs such as security,
janitorial, and food and medical services.   The Company is not a party to any
material labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages and believes that relations with its employees are satisfactory. The nature of its arrangement with its manufacturing employees is such that it can increase or reduce staffing levels without significant difficulty, cost or penalty.

     An employee incentive compensation program is in place in China whereby a regular bonus is paid to employees on the employee's return to work following the Chinese New Year holiday. Management believes this method has contributed to low employee turnover in the factory.

PATENTS, LICENSES AND TRADEMARKS

     The Company has no patents, licenses, franchises, concessions or royalty agreements that are material to its business as a whole. Due to rapid technological change in the products manufactured, the Company does not believe the absence of patents has had or will have a material impact on its business.

     The Company has obtained trademark registrations in Hong Kong for the mark "FORTEC" in connection with electronic calculators. Nam Tai has also obtained a trademark registration in Hong Kong for the mark "SANTRON" in connection with electronic calculators. The Company has registered the trademark "NAMTAI" in connection with electronic calculators in Hong Kong, the United States and Canada. The trademark "PEACOCK" is registered in China although no products are currently being produced under this name.

ITEM 2. PROPERTIES

British Virgin Islands

     As of January 17, 1997, the registered office of the Company was transferred to McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at such office, through Nam Tai's registered agent, McW. Todman & Co. The Company neither owns nor leases property in the British Virgin Islands.

Hong Kong

     In February 1997 the Company leased new premises at Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, TST, Kowloon, Hong Kong for a term of three years. Rental is approximately $17,900 per month for the first two years, and will be renegotiated in the third year. The Company moved its principle executive and marketing offices into these new premises in late March 1997.

     The Company owns a residential flat in Hong Kong which was purchased for total consideration of $1,850,000. This property houses the Chief Executive Officer of the Company and forms part of his overall compensation. See Item
11. Compensation of Directors and Officers.

     The Company also owns approximately ten acres of land in Hong Kong which the Company plans to sell. This land has been held since 1984 and is carried on the books of the Company at its cost of approximately $523,000. In February 1997, the Company was notified that the Hong Kong government intends to expropriate 0.55 acres of this land and has offered compensation of approximately $240,000.

Shenzhen, China

     Nam Tai's manufacturing complex is located in Baoan County, Shenzhen, China. It includes the original facility and Phase I of the factory expansion which was completed in May 1996. At December 31, 1996, the total combined capacity utilization of the original factory and Phase I of the factory expansion was 60%.

     The original facility consists of 150,000 square feet of manufacturing space under a 15 year lease expiring in 2007. The rental rate is approximately $32,000 per month due to increase by 20% in August 1997 and a further 20% in August 2002.

     Phase I of the complex expansion is located on 286,600 square feet of leasehold land adjacent to the original facility. The lease for this land was purchased for approximately $2,450,000 in 1994 and has a term of 50 years.

       Construction of the approximately 437,000 square feet new facility began in early 1995 and portions were completed in August 1995 to house new
factory employees needed to expand production at that time.   Nam Tai's Phase
I complex expansion was completed on schedule in May 1996. The expanded new facility is adjacent to the Company's original facility and consists of 160,000 additional square feet of manufacturing space, 39,000 square feet of offices, 212,000 square feet of new dormitories, 26,000 square feet of full service cafeteria and recreation facilities and a swimming pool. The total cost of the new factory complex, excluding land, was approximately $21,800,000. In addition, during 1996 Nam Tai purchased $1,100,000 of new production equipment for the new factory. It has also transferred equipment from the original factory to the new factory. In accordance with an expansion schedule, Nam Tai intends to establish production lines and purchase additional equipment as required by growth in the Company's business through 1997 and into early 1998.

     The Company also has a 26,000 square feet facility in Shenzhen located approximately one mile from its complex. This contains 28 apartment units which the Company uses to house certain of its factory managers who are married and have families. The Company purchased this building for approximately $1,000,000, paying the final instalment in June 1993.

     During 1992, the Company purchased the development rights to a further parcel of leasehold land in Baoan County, Shenzhen, China. The purchase price was approximately $343,000. The land area consists of approximately 70,000 square feet of land in a developed area of commercial buildings and residences. The purchase of the leasehold land gives Nam Tai the right to use the land for fifty years. The Company reviewed the construction of a high rise office building to house its corporate headquarters and subsequently decided to concentrate on its core contract manufacturing business. In January 1997, Nam Tai entered into a Land Development Agreement with Shenzhen Baoheng (Group) Co. Ltd. which is expected to result in the eventual sale of the property and the recovery of the original purchase price. There can be no assurance that the sale will occur.

Canada

     On November 1, 1995, Nam Tai Canada moved its corporate office to new leased premises in Vancouver, British Columbia. The Company entered into a lease for 2,637 square feet of office space at an annual rental of $26,000. The lease expires in August 1998.

     In 1995, the Company completed construction of a building in Burnaby, British Columbia in which it intended to house both manufacturing operations and its Canadian administration and finance office. The two-story building consists of approximately 7,000 square feet of office space and 8,000 square feet of manufacturing space. Construction was completed in mid 1995 at a cost of approximately $2,400,000, including the cost of land. The prospects for manufacturing have been re-evaluated and the property is currently listed for sale.

General

     The Company believes that its existing manufacturing and office facilities are adequate for the operation of its business for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

     The Company is not party to any legal proceedings other than routine litigation incidental to its business and there are no material legal proceedings pending with respect to the property of the Company, other than as described below.

     In September 1993, Tele-Art, Inc., a shareholder of Nam Tai, commenced an action against the Company seeking an injunction prohibiting the Company from proceeding with a rights offering which was contemplated at that time. Tele-Art's application was based on claims that Nam Tai may have violated British Virgin Islands and United States law. Among other claims, Tele-Art asserted that the Company's rights offering was part of a scheme to enrich directors and management of Nam Tai and dilute the interest of minority shareholders. After a hearing, a temporary injunction obtained by Tele-Art was discharged, permitting the Company to proceed with, and complete, its rights and standby offerings in October 1993. Tele-Art is pursuing claims in the British Virgin Islands against Nam Tai for damages. In November 1993, Tele-Art applied to the Court to include the Company's directors in the proceedings, and in March 1994 the application was granted. In May 1996, the Court ordered the parties to make discovery by exchanging lists of documents and to-date this exchange has not occurred. The Company continues to believe that Tele-Art's claims are without merit and plans to continue to vigorously defend them as well as to seek from Tele-Art and its agents compensation for the damage caused by the injunction and the proceedings that were brought to obtain it.

ITEM 4. CONTROL OF THE COMPANY

     The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of December 31, 1996, the beneficial ownership of the Company's Common Shares by each person known by the Company to own beneficially more than 10% of the Common Shares of the Company outstanding as of such date and by the officers and directors of the Company as a group.


                                                NUMBER OF
     IDENTITY OF                            COMMON SHARES   PERCENT OF
     PERSONS OR GROUPS                 BENEFICIALLY OWNED        CLASS
     -----------------                 ------------------      -------
     M. K. Koo                        2,553,656 (Note 1.)        32.5%
     c/o Suite 530
     999 West Hastings Street
     Vancouver, B.C.  V6C 2W2
     Canada

     Officers and directors as a      3,238,017 (Note 2.)        40.2%
     group
     (seven persons)

Notes
     1. Includes outstanding shares which are personally owned by Mr. Koo and 26,667 shares issuable to Mr. Koo upon exercise of options exercisable within 60 days of December 31, 1996.

     2. Includes outstanding shares and a total of up to 216,667 shares issuable to officers upon exercise of employee options exercisable within 60 days of December 31, 1996.

ITEM 5. NATURE OF TRADING MARKET

COMMON SHARES

     The Company's Common Shares are traded on The Nasdaq National Market under the symbol "NTAIF".

     The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market during each of the quarters in the two year period ended December 31, 1996.


     QUARTER ENDED       HIGH     LOW
     -------------       ----     ----
     December 31, 1996   10.63    7.25
     September 30, 1996  11.50    8.63
     June 30, 1996       13.88    10.50
     March 31, 1996      13.13    9.25
     December 31, 1995   13.88    10.75
     September 30, 1995  17.25    9.00
     June 30, 1995       10.50    9.00
     March 31, 1995      9.75     7.94

     On December 12, 1996, the Company listed its shares on The Toronto Stock Exchange under the symbol "NMT." The high and low closing sales prices of the Company's Common Shares on the Toronto Stock Exchange during the period from December 12, 1996 to December 31, 1996 were Canadian $12.25 and Canadian $10.85, respectively.

     Of the 7,837,227 Common Shares of the Company outstanding as of December 31, 1996, approximately 4,200,000 are beneficially held by approximately 1,250 holders of record in the United States.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are no exchange control restrictions on payments of dividends on the Company's Common Shares or on the conduct of the Company's operations either in Hong Kong, where the Company's principal executive offices are located, or the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. Dividend distribution and repatriation by Nam Tai's subsidiaries in China are regulated by Chinese laws and regulations. To date these controls have not had a material impact on the Company's financial results as sales to customers are generally made in Hong Kong. There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest, or other payments to nonresident holders of the Nam Tai's securities. British Virgin Islands law and the Company's Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote such securities of the Company.

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

ITEM 8. SELECTED FINANCIAL DATA

     The selected financial information set forth below is derived from consolidated financial statements of the Company. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

SELECTED FINANCIAL INFORMATION
(In thousands of U.S. dollars except per share data)

                                                       YEAR ENDED DECEMBER 31,
                                         1996               1995           1994           1993                1992
                                         ----               ----           ----           ----                ----
Income Statement Data
Net sales                               $108,234       $121,240       $ 96,564            $ 70,844            $ 57,955
Gross margin                              22,185         23,152         17,223              14,098              10,940
Net income                                 9,416         11,419          8,099               5,197               2,503
Dividends paid                               243            120             65                   -                 853

Per share amounts (Note 2.)
Net income                                $ 1.16         $ 1.40         $ 1.09              $ 0.87              $ 0.47
Dividend paid                               0.03          0.015           0.01                   -                0.20

Balance Sheet Data
Current assets                          $ 46,609       $ 47,011       $ 45,520            $ 31,247            $ 23,071
Property, plant and equipment - net       36,487         27,635         14,624               7,396               6,337
Total assets                              88,391         79,281         66,287              39,530              29,474
Current liabilities                       21,401         19,108         17,838              10,644              12,475
Non current liabilities                        -              -              -                 609                 631
Shareholders' equity                      66,990         60,173         48,449              28,162              16,368

Notes

1. Assets and liabilities are translated into United States dollars using the appropriate rates of exchange at the balance sheet date. Income and expenses are translated at the average exchange rate in effect during the year.

2. The weighted average number of shares outstanding and common stock equivalents for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 were 8,142,131, 8,171,750, 7,459,570, 5,976,136 and 5,301,996,
     respectively.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 1. Business -- Risk Factors. This section should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere herein.

RESULTS OF OPERATIONS

General

    The Company derives its revenues principally from manufacturing consumer electronic products and subassemblies for OEM customers in the electronics industry. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators and IC card readers. In addition, it manufactures electronic components and subassemblies. In 1994, the Company discontinued sales of its proprietary products, sales of which had not been material to the Company prior to the sale of the product lines.

    During the years ended December 31, 1996, 1995 and 1994, sales to OEM customers accounted for 99% of total net sales in each year. Management believes that sales of personal organizers, linguistic products and calculators will continue to be an important line of business for the Company for the next several years. The importance of sales of subassemblies and components and other products to total revenues has been rising, and management expects these products, particularly LCD modules and IC card readers, to contribute an increasing proportion of total revenue. See Item 1. Description of Business -- Customers and Marketing.

    The consumer electronics industry is very competitive and the Company is continuously under pressure to lower the selling price and therefore reduce the gross profit margin of its existing product lines. In response to these pressures, the Company seeks to upgrade its technology in order to be capable of manufacturing more advanced and specialized products with higher unit margins. It also strives to improve customer relations and quality. The Company believes there is less competition in more advanced and specialized products due to the complexity involved in manufacturing and the lower numbers of direct competitors.

    Since 1987, when the Company moved its manufacturing operations to China, Nam Tai has derived substantially all of its operating income from its China operations. The Company plans to continue increasing the scope of its operations and investment in China.

    Under current British Virgin Islands law, Nam Tai is not subject to tax on its income. Most of the Company's operating profits accrue in China, where its effective tax rate is 10%, and in Hong Kong, where the corporate tax rate on assessable profits is currently 16.5%. The Company receives tax credits in China related to its investment there which reduces the overall tax payable by the Company. See Note 9 of Notes to Consolidated Financial Statements.

    The Company uses a standard cost system to value its inventory, which is purchased in U.S. dollars, Japanese yen and Hong Kong dollars. At the end of each quarter, the Company revalues its inventory based upon actual costs and the resulting standard cost revaluation flows through cost of sales when the inventory is sold.

   The first quarter is typically the Company's slowest sales period because, as is customary in China, the Company's factories in China are closed for two weeks for the Chinese New Year holidays. The following table sets forth certain unaudited quarterly financial information for the four quarters of 1996, 1995 and 1994.

                                       FIRST           SECOND         THIRD          FOURTH
                                     QUARTER          QUARTER       QUARTER         QUARTER
                                     -------          -------       -------         -------
(In thousands of U.S. dollars except per share data)
1996
----
Summary of operations
Net sales                           $ 25,357         $ 24,885      $ 28,005       $ 29,987
Gross profit                           5,036            4,907         6,344          5,898
Income from operations                 2,007            1,201         2,893          2,432
Net income                             2,333            1,409         3,318          2,356
Net income per share                 $  0.29          $  0.17       $  0.40        $  0.30

1995
----
Summary of operations
Net sales                           $ 22,443         $ 30,065      $ 35,514       $ 33,218
Gross profit                           4,256            5,987         6,967          5,942
Income from operations                 1,609            2,880         3,736          2,541
Net income                             1,556            3,210         4,637          2,016
Net income per share                 $  0.19          $  0.39        $ 0.57         $ 0.25

1994
----
Summary of operations
Net sales                           $ 14,888         $ 24,625      $ 32,127       $ 24,924
Gross profit                           2,602            4,681         5,702          4,238
Income from operations                   672            2,111         3,137          1,694
Net income                               655            2,003         3,494          1,947
Net income per share                 $  0.09          $  0.28       $  0.48        $  0.24

  The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 1996, 1995 and 1994:

                                                       Year ended December 31,
                                                      1996      1995     1994
                                                      ----      ----     ----
Net sales                                             100.0%   100.0%    100.0%
Cost of sales                                          79.5     80.9      82.2
                                                       ----     ----      ----
Gross profit                                           20.5     19.1      17.8
                                                       ----     ----      ----
Costs and expenses:
  Selling, general and administrative expenses         11.7      9.4       9.7
  Research and development expenses                     0.9      0.8       0.2
                                                       ----     ----      ----
                                                       12.6     10.2       9.9
                                                       ----     ----      ----
Income from operations                                  7.9      8.9       7.9
  (Loss) on disposal of fixed assets                   (0.1)       0         0
  Other income - net                                    1.1      0.2       0.8
  Interest expense                                     (0.1)    (0.2)     (0.2)
                                                       ----     ----      ----
Income from consolidated companies
  before income taxes and minority interests            8.8      8.9       8.5
                                                       ----     ----      ----
Net income                                              8.7%     9.4%      8.4%
                                                       ----     ----      ----

Year ended December 31, 1996 Compared to Year Ended December 31, 1995

     Nam Tai's sales declined by 11% to $108,234,000 for the year ended December 31, 1996 compared to $121,240,000 for the year ended December 31, 1995. A reduction in orders from certain OEM customers, particularly Sharp Corporation, caused the decline in sales. Management believes the reduction in orders was the result of forecasts of year-end sales levels by certain of the Company's OEM customers which had caused them to place extensive orders with the Company for production during the third and fourth quarters of 1995. Lower than expected year-end 1995 sales by these OEM customers caused them to curtail orders for production in 1996. The decline in orders from Sharp Corporation during 1996 did not offset a substantial increase in sales to certain other OEM customers, particularly Texas Instruments Incorporated.

     The Company's gross profit decreased to $22,185,000 for the year ended December 31, 1996 from $23,152,000 for 1995. The principal reason for the decrease in gross profit was the decrease in sales. Also contributing to the decrease in gross profit was an increase in the cost of sales resulting from a net write-off of $415,000 of inventory. During the course of the audit of its financial statements for the year ended December 31, 1996, the Company confirmed that certain components included in its raw material inventory were not likely to be used in connection with future production, and due to the passage of time, could not be charged to customers who would have otherwise been responsible for the reimbursement of cost. After consulting with its auditors, the Company elected to write-off the cost of such inventory.

     Despite the reduction in sales and additions to costs of sales, Nam Tai's gross profit margin improved to 20.5% in 1996 from 19.1% in 1995. This was principally because of lower component costs and efficiencies implemented to reduce manufacturing costs. Lower component costs were attributable to the general decline in the cost of certain components as well as the decline in the value of the yen relative to the U.S. dollar. The latter benefited the Company as it purchases a substantial volume of components from Japanese companies which are paid in yen.

     Selling, general and administrative expenses increased by 11.0% to $12,702,000 or 11.7% of sales in the year ended December 31, 1996 from $11,441,000 or 9.4% of sales for the year ended December 31, 1995. The increase in absolute dollars was principally the result of costs associated with the addition of management personnel to the Company's operations in China, Hong Kong and Canada, plus certain one-time expenses relating to the opening of Phase I of the Company's the new factory.

     Research and development expenses increased marginally to $950,000 in 1996 from $945,000 in 1995. Namtek, the Company's software-development subsidiary which began operations in early 1996, accounted for approximately 40% of the research and development expenses in 1996. These expenses were substantially recovered from fees paid by third parties.

     Loss on disposal of fixed assets was $123,000 in the year ended December 31, 1996 as compared to zero for the year ended December 31, 1995. The loss in 1996 principally related to $120,000 of leasehold improvements Nam Tai had made to its former principal executive offices in Hong Kong under a lease which was prematurely terminated as of the end of 1996. See the discussion regarding this lease, its termination and Nam Tai's relocation of its principal executive offices in Hong Kong to new premises under Item 9. Liquidity and Capital Resources below.

     Other income (net) increased to $1,253,000 for the year ended December 31, 1996 from $225,000 for the year ended December 31, 1995. This income consisted chiefly of interest income of $1,092,000 on the Company's cash balances and $294,000 of income from dividends paid by Deswell to the Company as a shareholder. In 1995, other income was reduced as a result of fourth quarter charges totaling $936,000 in regard to a provision for the Company's compensation for loss of office arrangement and a one-time bonus to workers.

     Interest expense decreased to $89,000 for the year ended December 31, 1996 from $161,000 for the year ended December 31, 1995 as a result of the reduction in the Company's borrowings under its banking facilities.

     Income from continuing operations before income tax was $9,574,000 for the year ended December 31, 1996 as compared to $10,830,000 for the year ended December 31, 1995. The decrease of 11.6% was primarily due to decreased 1996 sales.

     The income tax expense of $158,000 for the year ended December 31, 1996 compares to a recovery of $589,000 for the prior year. The income tax expense in 1996 relates to income taxes on Hong Kong operations and is comparable to 1995 income taxes paid with respect to Hong Kong operations. In 1995, the Company reversed a provision of $705,000 against income taxes owing from China operations following receipt of a refund of 1994 income taxes on China operations. The refund in 1995 of 1994 China income taxes resulted in an overall recovery of total income taxes paid for 1995. As a result of expected refunds of income taxes attributable to China operations, the Company made no provision for such income taxes in either 1995 or 1996. The refund of 1995 income taxes on China operations was received in 1996 and the refund of 1996 income taxes from such operations is expected in 1997.

     Net income decreased by 17.5% to $9,416,000 (or 8.7% of sales) for the year ended December 31, 1996 compared to $11,419,000 (or 9.4% of sales) for the year ended December 31, 1995. This resulted in earnings per share for the year ended December 31, 1996 of $1.16 compared to earnings per share of $1.40 for the year ended December 31, 1995. The decrease in net income and earnings per share was in line with the decrease in sales taking into consideration the higher operating margins.

     The weighted average number of Common Shares outstanding and common stock equivalents decreased to 8,142,131 for the year ended December 31, 1996 from 8,171,750 for the year ended December 31, 1995, reflecting the repurchase by the Company of 273,500 shares through its share repurchase program in effect from September 11, 1996 to December 4, 1996.

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

     No gain or loss on disposal of fixed assets was incurred in the year ended December 31, 1995 compared to a net loss on disposal of fixed assets of $48,000 in the year ended December 31, 1994. Other income - net declined to $225,000 for the year ended December 31, 1995 from $761,000 for the year ended December 31, 1994. This income mainly consists of $1,548,000 of interest income less a $560,000 charge relating to undepreciated cost of the compensation for loss of office arrangement and $376,000 associated with a one-time bonus to staff in Hong Kong, China and Canada to recognize exceptional work in the fourth quarter of 1995 (a period of high activity). The provision taken to expense the compensation for loss of office arrangement applied to certain senior management who were the beneficiaries of such arrangement but did not involve the payment of any funds and will eliminate the need to accrue for this expense in the future.

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

LIQUIDITY AND CAPITAL RESOURCES

     Current assets remained relatively stationary at $46,609,000 for the year ended December 31, 1996 compared to $47,011,000 for the year ended December 31, 1995. Cash, cash equivalents and term deposits were also relatively stationary at $17,741,000 for the year ended December 31, 1996 versus $17,362,000 for the year ended December 31, 1995. Accounts receivable at December 31, 1996 decreased by 6.3% from the level at December 31, 1995, essentially corresponding to the decrease in sales during 1996. Inventories at December 31, 1996 increased by 0.8% from levels at December 31, 1995, reflecting an inventory turnover period of 45 days in 1996 versus 37 days for 1995. The increase in the inventory turnover was principally the result of Nam Tai's transfer of responsibility for accounts payable on China deliveries from the Hong Kong office to personnel at the Company's China factory complex.

     Total current assets also remained relatively stationary at $47,011,000 for the year ended December 31, 1995 compared to $45,520,000 for the year ended December 31, 1994. Cash, cash equivalents and term deposits declined to $17,362,000 for the year ended December 31, 1995 from $23,681,000 for the year ended December 31, 1994. This decline of $6,319,000 resulted from expenditures on new plant construction. The increase in accounts receivable and inventories for the year ended December 31, 1995 compared to 1994 was in line with the increase in sales during 1995 over 1994 plus additional receivables at December 31, 1995 in the amount of $2,620,000 which related to the residential property in West Vancouver, British Columbia, Canada. The sale of this property was concluded as at December 31, 1995.

     In December 1994, the Company invested $3,931,000 for approximately 14% of Deswell's then outstanding capital stock. In July 1995, Deswell completed an initial public offering of its securities in the United States and the Company's investment was diluted to approximately 10.5% of Deswell's outstanding shares as at December 31, 1995. In July 1996, the Company exercised warrants to purchase an additional 12,000 shares of Deswell for $119,000. As at December 31, 1996, this investment was shown at cost and was approximately 87% of the market value of Deswell common shares as reported on The National Market at December 31, 1996. Subsequent to the end of the year, the market price of the Deswell shares rose substantially on The Nasdaq National Market System and the Company elected to sell a portion of its investment in Deswell, reducing its stake in Deswell to approximately 5.8% of its reported shares outstanding at December 31, 1996. The Company realized a gain of $2,564,500 on sales of 225,000 shares for total gross proceeds of $4,428,000.

     The increase in property, plant and equipment - net to $36,487,000 for the year ended December 31, 1996 from $27,635,000 for the year ended December 31, 1995 principally reflects the expenditure of capital on new plant facilities. A total of $9,904,000 was expended finalizing the construction of the new facility resulting in a total expenditure, excluding land and production equipment, of $21,812,000. In addition, $1,100,000 of new production equipment costs were incurred during 1996. The increase in property, plant and equipment - net to $27,635,000 for the year ended December 31, 1995 from $14,624,000 for the year ended December 31, 1994 reflects the expenditure of capital on new plant facilities, net of depreciation.

     At December 31, 1996, 28% and 51% of the Company's identifiable assets were located in Hong Kong and China, respectively, as compared to 32% and 54%, respectively, at December 31, 1995. In 1996, the Company implemented a new policy of holding surplus funds in Canada. Consequently, cash and term deposits representing 53% of the total cash and term deposits of $17,741,000 were held by the Company in Canada at December 31, 1996 versus nil as at December 31, 1995. As a result, identifiable assets in Canada represented 21% of total assets at December 31, 1996 as compared to 14% of total assets at December 31, 1995.

     In the past, the Company used short-term bank borrowings to assist it to meet its working capital requirements and to provide funds for investment in property, plant and equipment. Short-term bank borrowings totaled $273,000 as at December 31, 1995. During 1996, the Company's capital requirements were financed from internally generated funds and short-term borrowings were reduced to nil at December 31, 1996. The Company plans to finance its 1997 capital requirements from internally generated funds and working capital of which there was approximately $25,208,000 as at December 31, 1996.

     At December 31, 1996, Nam Tai had in place general banking facilities with six financial institutions aggregating $49,200,000. Such facilities, which are subject to annual review, permit the Company to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital, as well as fixed loans. As at December 31, 1996, the Company had utilized approximately $7,629,000 under such general credit facilities and had available unused credit facilities of $41,571,000. Interest on notes payable averaged 5.1% per annum during the year ended December 31, 1996. During the year ended December 31, 1996, the Company paid a total of $89,000 in interest on indebtedness.

     Accounts payable increased by 20.7% to $16,184,000 for the year ended December 31, 1996 from $13,408,000 for the year ended December 31, 1995, principally as a result of changes to policy regarding the payment of vendors associated with the transfer, during 1996, of responsibility for accounts payable on China deliveries from the Hong Kong office to personnel at the Company's China factory complex. The Company had no long term debt during either 1995 or 1996.

     Cash flow from operations for 1996 included net income of  $9,416,000 and depreciation of $2,676,000. The net cash addition due to changes in working capital (excluding cash and bank borrowings) was $3,347,000. During 1996, the Company's investment activities utilized $11,650,000 in additions to property, plant and equipment, mainly consisting of capitalized construction costs for the Company's new factory and additional equipment costing $1,100,000.

     During 1995, the Company commenced the expansion of its complex in China, including the construction of Phase I of its new manufacturing facility adjacent to the Company's original factory. The Company used existing cash balances to finance the construction. Construction was substantially completed in May 1996 and the Company began to utilize portions of the facility during the period from June 1 through December 31, 1996. As a result of the partial use of the new facility during the last seven months of 1996, the Company recorded a depreciation expense of $346,000 for the year ended December 31, 1996.

     In September 1994, the Company agreed to a three-year lease for office space in Hong Kong and effective March 1, 1995 moved its principal executive and marketing offices there. The rent for the first two years was approximately $17,800 per month. As a result of zoning regulations which limited the use that the Company could make of the space comprising its Hong Kong headquarters, Nam Tai was required to terminate its existing lease and relocate its principal executive and Hong Kong marketing offices prior to the expiration of the lease term. Accordingly, in February 1997, the Company leased new premises for its principal executive offices in Hong Kong. The rent for the new space is approximately $17,900 per month for the first two years and is to be renegotiated for the third year. The Company moved into the new premises in late March 1997. The Company recorded a charge of $120,000 for the year ended December 31, 1996 in regard to leasehold improvements Nam Tai had made in the terminated leasehold.

     Net cash utilized by financing activities was $290,000 in 1996. No major financing was undertaken during the year.

     The Company believes that there are no material restrictions (including foreign exchange controls) on the ability of Nam Tai's non-China subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances, or product/material purchases. With respect to the Company's China subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from China, however, the Company believes that such restrictions will not have a material effect on the Company's liquidity or cash flow.

     In the past Nam Tai paid quarterly dividends on its Common Shares, but such dividends were discontinued in January 1993. In 1994, the Company began paying annual dividends, paying shareholders aggregate dividends of $65,000 ($0.01 per share) in 1994, $120,000 (0.015 per share) in 1995 and $243,000
($0.03 per share) in 1996. It is the current policy of Nam Tai to determine the actual amount of future dividends based upon the Company's growth during the preceding year and to limit cash dividends to less than 20% of net cash flow in order to have sufficient cash to finance growth. Future dividends will be in the form of cash or stock or a combination of both. There can be no assurance that any dividend on the Common Shares will be declared or, if declared, what the amounts of dividends will be or whether such dividends, once declared, will continue for any future period.

IMPACT OF INFLATION

     The Company believes that inflation has not had a material effect on its past business. The Company has generally been able to increase the price of its products in order to keep pace with inflation. The Company believes that increases in labor costs, which represent the most significant component of the Company's production costs (other than material costs), will not materially affect its business because of the Company's utilization of less expensive labor through its operations in China. Labor and overhead expenses related to Nam Tai's Chinese factory amounted to 8.7% of the Company's total expenses before operating income during the year ended December 31, 1996 and 6.2% during the year ended December 31, 1995, the increase principally resulting from the expansion of the facility.

EXCHANGE RATES

     The Company sells a majority of its products in U.S. dollars and pays for its material components in Japanese yen, U.S. dollars and Hong Kong dollars. It pays labor costs and overhead expenses in renminbi, the currency of China (the basic unit of which is the yuan), Hong Kong dollars and Canadian dollars. The exchange rate of the Hong Kong dollar to the United States dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to $1.00 through the currency issuing banks in Hong Kong and accordingly has not presented a currency exchange risk. Canadian operations are relatively small with the percentage of expense in Canadian dollars representing 2% of the total expenses for the year ended December 31, 1996.

     Management believes that the Company's most significant foreign exchange risk results from material purchases made in Japanese yen. Approximately 28%, 33% and 35% of Nam Tai's material costs have been in yen during the years ended December 31, 1996, 1995 and 1994, respectively. Sales made in yen account for approximately 15% of sales for the year ended December 31, 1996, 18% of sales for 1995 and 13% of sales for 1994. The net currency exposure has been declining as material costs in yen decrease and sales in yen increase. The Company also believes its customers will accept an increase in the selling price of manufactured products if the exchange rate of the yen appreciates beyond a range of 5% to 10% although such customers may also request a decrease in selling price in the event of a depreciation of the Japanese yen. This Company's belief is based on oral agreements with its principal customers which management believes are customary between OEMs and their suppliers. However, there can be no assurance that such agreements will be honored, and the refusal to honor such an agreement in the event of a severe fluctuation of the yen at a time when sales made in yen are insufficient to cover material purchases in yen would materially and adversely affect the Company's operations.

     Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equalled the market rate. Since the market and official renminbi rates were unified, the value of the renminbi against the dollar has been stable. This is in spite of significant inflation during 1994 and 1995 which placed devaluation pressure on the renminbi. The Chinese Government took steps to restrict credit to counteract these pressures, which taken together with the net inflow of capital into China, resulted in stability of the currency against the United States dollar. This stability was maintained through 1996. The Company believes that because its Chinese operations presently are confined to manufacturing products for export, any devaluation of the renminbi would benefit Nam Tai by reducing its costs in China provided that action or other economic pressures do not lead to fundamental changes in the present economic climate in China.

     Foreign exchange transactions involving the renminbi take place through the Bank of China or other institutions authorized to buy and sell foreign exchange or at an approved foreign exchange adjustment center (known as a
"swap center").   In the past, when exchanging Hong Kong dollars for renminbi, the Company used a swap center to obtain the best possible rate. When translating the Chinese company account into U.S. dollars, the Company uses the same exchange rate as quoted by the Bank of China. Since January 1, 1994, when China adopted a floating currency system (whereby the official rate is equal to the market rate), swap centers and banks in China offer essentially the same market rates, facilitating the exchange of Hong Kong dollars for renminbi. The adoption of a floating currency system has had no material impact on the Company.

     On April 1, 1996, new regulations on foreign exchange were implemented by the China government. Trade-related foreign exchange receipts and disbursements are generally not subject to restriction in accordance with the provisions on settling, selling or buying foreign exchange. Capital account foreign exchange receipts and disbursements are subject to control and organizations in China are restricted in foreign currency transactions which must take place through designated banks.

     The Company may elect to hedge its currency exchange risk when it judges such action may be required. In an attempt to lower the costs of expenditures in foreign currencies, management will periodically enter into forward contracts to buy or sell foreign currency(ies) against the U.S. dollar through one of its banks. A buy contract allows Nam Tai to buy a targeted currency at a fixed price for up to one year, but which the Company normally books forward six months. Conversely, a sale contract allows the Company to sell the currency at a fixed price during the contract period. The type of contract and currency that the Company enters into depends on whether management believes the currency will rise or fall against the dollar in the succeeding period. Nam Tai will enter into buy forward contracts if it appears the currency will rise and sell forward contracts if it appears the currency will fall against the dollar. If there is a fluctuation in the two currencies a gain or loss occurs between the buy forward exchange rate and the sell forward exchange rate. The Company enters into foreign currency contracts in order to manage foreign exchange exposures. However, since the foreign currency contracts are not intended to hedge identifiable foreign currency commitments, as required by generally accepted accounting principles, the contracts are marked to the market with any realized and unrealized gains or losses recorded as other income (loss) - net.

     As at December 31, 1996, the Company had no open forward contracts while at December 31, 1995 there were open forward contracts amounting to $60,000. During 1996, Nam Tai recorded no gain from hedging transactions. The Company's financial results have been affected in the past due to hedging activities, resulting in foreign exchange gains of approximately $52,000 in 1995 and $68,000 in 1994 and foreign exchange losses of approximately $400,000 in 1993 and $350,000 in 1992. These exchange gains and losses were caused by the difference between the buy forward rate and sell forward rate for exchange contracts between the foreign currencies (Japanese yen in 1992 and 1993, Canadian dollars in 1994 and 1995) entered into by the Company. The Company is continuing to review its hedging strategy and there can be no assurance that Nam Tai will not suffer losses in the future as a result of currency hedging.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY.

Management

     The directors and executive officers of the Company are as follows:


NAME                POSITION WITH COMPANY
----                ---------------------
M. K. Koo           Chairman of the Board
and Director
Tadao Murakami      Chief Executive Officer, Vice-Chairman
and Director
Ronald Erdman       Chief Financial Officer, Secretary
and Director
Hidekazu Amishima   General Manager of NTES
Jerry Chang         Vice General Manager of NTES
Charles Chu         Director
Robert McNamara     Director
Stephen Seung       Director

     M. K. KOO. Mr. Koo has served as Chairman of the Board and a Director of Nam Tai and its predecessor companies since inception. Mr. Koo serves on the Company's audit committee. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.

     TADAO MURAKAMI. Mr. Murakami has served the Company in various executive capacities since 1984. He became Secretary and a Director of the Company in December 1989. From June 1989, he has been employed as the President of the Company's Hong Kong subsidiary. In July 1994, Mr. Murakami succeeded Mr. Koo as President and in June 1995 became the Company's Chief Executive Officer. Mr. Murakami assumed the position of Vice-Chairman in January 1996 and is in charge of the manufacturing and marketing operations of the Company. Mr. Murakami graduated from Japan Electronic Technology College in 1964.

     RONALD ERDMAN. Mr. Erdman joined Nam Tai as Chief Financial Officer, Secretary and Director in January 1996 based in Vancouver, Canada. He also serves as President of Nam Tai Electronics (Canada) Ltd. Mr. Erdman was employed by HSBC Capital Canada Inc. (formerly Wardley Canada Inc.), acting as Chief Executive Officer since 1992. Mr. Erdman obtained a BSc. (Eng.) from Queen's University, Kingston, Ontario, Canada in 1973 and M.B.A. from Cranfield School of Management, Cranfield, United Kingdom in 1979.

     HIDEKAZU AMISHIMA. Mr. Amishima joined the Company in August 1996 as Vice General Manager and assumed the responsibility for overseeing day-to-day factory operations of the Company's Shenzhen, China manufacturing complex as General Manager in November 1996. From 1964 until joining the Company, Mr. Amishima was employed by Kanda Tsushin Industrial Co. Ltd., a Japanese electronics manufacturer.

     JERRY CHANG. Mr. Chang joined the Company in 1995 and assumed the position of Vice General Manager of NTES in late 1996. Mr. Chang is in charge of production at the Company's Shenzhen, China manufacturing facility. Prior to joining Nam Tai he was General Manager of R.C. Centronix Electronics (M) SDN BHD, a Malaysian electronics manufacturer.

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

     ROBERT MCNAMARA. Mr. McNamara served as a consultant to Nam Tai during 1995 and joined the Board of Directors of the Company effective May 18, 1996. He is currently Managing Director of Broadview Associates, L.P. of Fort Lee, New Jersey. Prior to joining Broadview Associates, L.P. in 1995, Mr. McNamara spent fifteen years in the investment banking business with Smith Barney Inc. and Salomon Brothers Inc., most recently as head of Salomon Brothers' Technology Group in New York.

     STEPHEN SEUNG. Mr. Seung was appointed a Director of Nam Tai in 1995. Mr. Seung is an attorney and Certified Accountant and has been engaged in the private practice of law in New York since 1981. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung serves on Nam Tai's audit committee and acts as Nam Tai's authorized agent in the United States.

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

     The aggregate amount of compensation paid by Nam Tai and its subsidiaries during the year ended December 31, 1996 to all directors and the five highest paid officers as a group for services in all capacities was approximately $1,574,000, including the benefit provided in lieu of compensation for loss of office described below. The Company also provides additional compensation in the form of housing for its Chief Executive Officer in Hong Kong.

     In August 1990, the Company fixed compensation for loss of office at $500,000 for Mr. M. K. Koo and $300,000 for Mr. Tadao Murakami. The Company also fixed the age of retirement for directors at age 65 years. At December 31, 1995, the Company had accrued the entire $800,000. In March 1996, Mr. Koo agreed to release the Company from its obligation to pay compensation for loss of office in exchange for the Company's agreement to reduce the final purchase price of the property purchased by Mr. Koo from the Company by $450,000. See
Item 13. Interest of Management in Certain Transactions.

     Directors who are not employees of the Company nor any of its subsidiaries are paid $1,000 per month for services as a director, $750 per meeting attended in person, $500 per meeting attended by telephone. In addition they are reimbursed for all reasonable expenses incurred in connection with services as a director.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR ITS SUBSIDIARIES.

     As at December 31, 1996, the Company had outstanding options to purchase an aggregate of 537,300 Common Shares. Of these options, all of which were granted under the Company's 1993 stock option plan, options to purchase 131,550, 225,750 and 10,000 Common Shares were exercisable at $5.35, $11.00 and $11.375 per share, respectively, and expire on September 9, 1998, and July 15, 1999 and July 15, 1999, respectively. Options to purchase an aggregate of 330,000 Common Shares were held by the Company's officers and directors as a group at December 31, 1996.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     In January 1995, Nam Tai entered into an arrangement with Mr. M. K. Koo, Chairman of the Company, requiring him to purchase a residential property in West Vancouver, British Columbia, Canada no later than December 31, 1995 at the higher of book value or market value. At December 29, 1995, Mr. Koo purchased the property for book value in the amount of $2,620,445. In 1996, the Company agreed to reduce the final purchase price of the property by $450,000 in exchange for Mr. Koo's agreement to release the Company from its obligation to pay him $500,000 as compensation for loss of office upon Mr. Koo's retirement. The balance outstanding at December 31, 1996 amounting to $2,120,000 is repayable by Mr. M.K. Koo on or before December 31, 1997. See
Item 11. Compensation of Directors and Officers.

     It is the Company's policy that all future transactions between the Company and any interested director or executive officer be approved by a majority of the disinterested directors and on terms no more favorable than would be available from an independent third party.

                             PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not Applicable.
                             PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR THE COMPANY'S SECURITIES

     Not Applicable.

                             PART IV

ITEM 17. FINANCIAL STATEMENTS

     Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Report:

                                                                              Page No.
                                                                             -------
Report of Independent Accountants. . . . . . . . . . . . . . . .  . . . . . . .36

Consolidated Statements of Income for the years ended December 31, 1996,
  December 31, 1995 and December 31, 1994. . . . . . . . . . . . . . . . . .  .37

Consolidated Balance Sheets as of December 31, 1996 and December 31, 1995. . . 38

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1996, December 31, 1995 and December 31, 1994 . . . . .  .39

Consolidated Statements of Cash Flows for the years ended December 31, 1996,
  December 31, 1995 and December 31, 1994. . . . . .  . . . . . . . . . . . . .40

Notes to Consolidated Financial Statements . . . .  . . . . . . . . . . . . . .41

     All other schedules for which provisions made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
NAM TAI ELECTRONICS, INC.


We have audited the accompanying consolidated balance sheets of Nam Tai
Electronics, Inc and its subsidiaries as of December 31, 1996 and 1995, and the related statements of income, shareholders' equity, and cash flows for each of the three years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years ended December 31, 1996, 1995 and 1994 in conformity with accounting principles generally accepted in the United States of America.

Price Waterhouse
Certified Public Accountants

Hong Kong, March 31, 1997



NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. Dollars except share data)

                                                  Year ended December 31,
                                            1996           1995           1994
                                            ----           ----           ----
Net sales                               $108,234      $ 121,240       $ 96,564
Cost of sales                             86,049         98,088         79,341
                                          ------         ------         ------

 Gross profit                             22,185         23,152         17,223
                                          ------         ------         ------

Costs and expenses
 Selling, general and
  administrative expenses                 12,702         11,441          9,370
 Research and development expenses           950            945            239
                                          ------         ------         ------
                                          13,652         12,386          9,609
                                          ------         ------         ------

Income from operations                     8,533         10,766          7,614

 (Loss) on disposal of fixed assets         (123)             0            (48)
 Other income - net (Note 5)                1253            225            761
 Interest expense                            (89)          (161)          (129)
                                          ------         ------         ------

Income from consolidated companies
 before income taxes and minority
 interests                                 9,574         10,830          8,198

Income tax (expense) benefit (Note 8)       (158)           589           (173)
                                          ------         ------         ------

                                           9,416         11,419          8,025
Minority interests in subsidiaries             0              0             74
                                          ------         ------         ------

Net income                               $ 9,416       $ 11,419        $ 8,099
                                          ------         ------         ------

Earnings per share                       $  1.16        $  1.40        $  1.09
                                          ------         ------         ------

Weighted average Common Shares
 outstanding and common stock
 equivalents (Note 1(f))               8,142,131      8,171,750       7,459,570

See accompanying notes to consolidated financial statements.


NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

                                                       As at December 31,
                                                       1996         1995
                                                       ----         ----
ASSETS
Current assets:
  Cash and cash equivalents (Note 12)                $  1,761   $ 10,927
  Term deposits                                        15,980      6,435
  Accounts receivable, net                             16,589     17,699
  Inventories (Note 3)                                 10,511     10,425
  Prepaid expenses and deposits                         1,768      1,525
                                                       ------     ------
      Total current assets                             46,609     47,011

Long term investment (Note 4)                           4,050      3,931

Property, plant and equipment, at cost                 46,751     35,365
    Less: Accumulated depreciation and
     amortization                                     (10,264)    (7,730)
                                                      -------     ------
                                                       36,487     27,635

Other assets                                            1,245        704
                                                       ------     ------

Total assets                                         $ 88,391   $ 79,281

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term bank borrowings                         $      0   $    273
  Notes payable                                         5,186      5,320
  Accounts payable and accrued expenses                16,184     13,408
  Income taxes payable                                     31        107
                                                       ------     ------
      Total current liabilities                        21,401     19,108

Shareholders' equity:
  Common stock (Note 13)                                   78         80
  Additional paid-in capital                           28,572     28,182
  Stock option grants (Note 13(b))                        305        467
  Retained earnings                                    38,007     31,417
  Foreign currency translation adjustment                  28         27
                                                       ------     ------
Total shareholders' equity                             66,990     60,173
                                                       ------     ------

Total liabilities and shareholders' equity           $ 88,391   $ 79,281

Commitments and contingencies (Note 11)
See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of U.S. Dollars except shares outstanding)

                                                                                          Foreign       Total
                                         Common Shares          Additional   Stock               Currency      Share-
                                         Shares                 Paid-in      Option   Retained   Translation   holders'
                                         Outstanding   Amount   Capital      Grants   Earnings   Adjustment    Equity
                                         -----------   ------   ---------    ------   --------   ----------    -------

Balance at December 31, 1993              6,498,825    $65      $15,355      $690     $12,084    $(32)         $28,162

Shares issued on exercise of options          9,000      -           69       (21)          -       -               48

Options cancelled                                 -      -            -       (38)          -       -              (38)

Warrants cancelled                                -      -         (657)        -           -       -             (657)

Shares issued on exercise of warrants     1,485,202     15       12,878         -           -       -           12,893

Net income                                        -      -            -         -       8,099       -            8,099

Dividends paid                                    -      -            -         -         (65)      -              (65)

Foreign currency translation adjustments          -      -            -        -            -       7                7
                                           --------    ---      -------     -----     -------    ----           ------
Balance at December 31, 1994              7,993,027    $80      $27,645      $631     $20,118    $(25)         $48,449

Shares issued on exercise of options         70,150      -          537      (161)          -       -              376

Options cancelled                                 -      -            -        (3)          -       -               (3)

Net income                                        -      -            -         -      11,419       -           11,419

Dividends paid                                    -      -            -         -        (120)      -             (120)

Foreign currency translation adjustments          -      -            -         -          -       52               52
                                           --------    ---      -------     -----     ------     ----          -------
Balance at December 31, 1995              8,063,177    $80      $28,182      $467    $31,417      $27          $60,173

Share buy-back program                     (273,500)    (3)           -         -     (2,583)       -           (2,586)

Shares issued on exercise of options         47,550      1          390       (91)         -        -              300

Options cancelled                                 -      -            -       (71)         -        -              (71)

Net income                                        -      -            -         -      9,416        -            9,416

Dividends paid                                    -      -            -         -       (243)       -             (243)

Foreign currency translation adjustments          -      -            -         -          -         1               1
                                          ---------    ---      -------     -----     ------      ----          ------
Balance at December 31, 1996              7,837,227    $78      $28,572      $305     $38,007      $28         $66,990

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. Dollars)

                                                                Year ended December 31,
                                                             1996        1995         1994
Cash flows from operating activities:
  Net income                                                 $ 9,416      $ 11,419        $ 8,099
                                                              ------        ------         ------
Adjustments to reconcile net income to
 net cash provided by operating activities:
   Depreciation                                                2,676         2,612          2,063
   Gain on release of deferred credit
    to income                                                      -             -           (594)
   Loss on disposal of property,
    plant and equipment                                          123             -             48
   Gain on disposal of product lines                               -             -           (129)
   Minority interests in subsidiaries                              -             -            (74)
   Other items                                                     -             -              9
   Changes in current assets and liabilities:
    (Increase) decrease in accounts receivable                 1,110        (5,955)        (1,857)
    (Increase) in inventories                                    (86)       (1,338)        (2,414)
    (Increase) in prepayments and deposits                      (243)         (517)          (337)
    Increase (decrease) in notes payable                        (134)         (797)         4,244
    Increase in accounts payable and
     accrued expenses                                          2,776         2,876          2,917
    (Decrease) in income taxes payable                           (76)         (519)          (140)
                                                              ------        ------         ------
   Total adjustments                                           6,146        (3,638)         3,736
                                                              ------        ------         ------
Net cash provided by operating activities                     15,562         7,781         11,835
                                                              ------        ------         ------
Cash flows from investing activities:
 Proceeds from disposal of property,
  plant and equipment                                              -            12             12
 Proceeds from disposal of product lines                           -             -            270
 Additions to property, plant and equipment                  (11,650)      (13,696)       (10,673)
 Additions to other assets                                      (541)         (379)          (199)
 Term deposits                                                (9,545)       (6,035)             -
 Purchase of long term investment                               (119)            -         (3,931)
                                                              ------        ------         ------
Net cash used in investing activities                        (21,855)      (20,098)       (14,521)
                                                             -------       -------        -------
Cash flows from financing activities:
 Share buy-back program                                       (2,583)            -              -
 Increase (decrease) in short-term bank
  loans and overdraft                                           (273)         (290)           173
 (Distributed to) received from minority
  interests                                                        -             -            (41)
 Additional shares issued (net)                                  226           373         12,284
 Dividends paid                                                 (243)         (120)           (65)

Net cash (used in) provided by financing activities           (2,873)          (37)        12,351
                                                              ------       -------         ------
Net increase (decrease) in cash and cash equivalents          (9,166)      (12,354)         9,665

Cash and cash equivalents at beginning of period               10,927       23,281         13,616

Cash and cash equivalents at end of period                   $  1,761     $ 10,927       $ 23,281

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:

Interest paid                                                $     89     $    186       $    131

Income taxes paid                                            $    234     $     47       $    313

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars)

1 Summary of Significant Accounting Policies

  a      Basis of presentation

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  b      Principles of consolidation

         The consolidated financial statements include the financial statements of Nam Tai Electronics, Inc. ("the Company") and all its subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation. Minority interest is recognized in respect of earnings of less than wholly-owned subsidiaries. The details of the Company's subsidiaries are described in Note 9.

  c      Deferred credit

         When a subsidiary is purchased, the excess of the fair value of the net assets acquired over the purchase price is recorded as a reduction to non-current assets with any remainder being recorded as a deferred credit. If the purchase price exceeds the fair value of net assets acquired, the excess cost is recorded as goodwill. Any goodwill or deferred credit which may result is amortized over its estimated useful life, not to exceed forty years. The remaining deferred credit of $594,000 at September 30,1994 was credited to income in 1994 as the subsidiary to which the deferred credit related commenced liquidation procedures and was insolvent.

  d      Inventories

         Inventories are stated at the lower of cost and market value. Cost is determined on the first-in, first-out basis.

  e      Property, plant and equipment

         Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction in Canada. Capitalized interest was $12,650, $12,650 and nil for the years ended December 31, 1996, 1995 and 1994 respectively. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred.

         All land in Hong Kong is owned by the government which leases the land at public auction to nongovernmental entities. With the exception of those leases which expire after June 30, 1997 and before June 30, 2047 with no right of renewal, the Sino-British Joint Declaration extends the terms of all currently existing land leases for another 50 years beyond June 30, 1997. Thus, all of the Company's land leaseholds in Hong Kong are considered to be purchased long-term assets. The cost of such land leaseholds is amortized on the straight-line basis over the respective terms of the leases.

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

         Depreciation and amortization rates computed using the straight-line method are as follows:

         Classification                                     Rate

         Long-term leasehold buildings . . . . . . . . .    2%-4.5%
         Freehold buildings. . . . . . . . . . . . . . .    3.3%-4%
         Furniture and fixtures. . . . . . . . . . . . .    18%-25%
         Machinery and equipment . . . . . . . . . . . .    9%-25%
         Molds and tools . . . . . . . . . . . . . . . .    18%-25%
         Motor vehicles. . . . . . . . . . . . . . . . .    18%-25%
         Leasehold improvements. . . . . . . . . . . . .    18%-33%

         During 1996, management reassessed the useful life of certain plant and equipment assets and changed their estimated useful life from four to five years effective January 1, 1996. As a result of this change, the 1996 depreciation expense was $860,000 less than it would have been had an estimated life of four years been used.

  f      Per share amounts

         The per share amounts in the consolidated statements of income have been computed based on the weighted average number of Common Shares and common stock equivalents outstanding during each period. Common stock equivalents include the number of shares that would be issued from the exercise of in- the-money stock options reduced by the assumed number of shares that could be purchased from the proceeds based on the average market price of the Company's Common Stock.

         The weighted average number of shares outstanding for the years ended December 31, 1996, 1995 and 1994 were 8,040,497, 8,018,252, and 6,934,098, respectively. Common stock equivalents for the years ended December 31, 1996, 1995 and 1994 were 101,634, 153,498, and 525,472 respectively. Fully diluted earnings per share do not differ materially from the undiluted figures.

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

         All transactions in currencies other than functional currencies during the year are translated at the exchange rates existing on the respective transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than functional currencies are translated at the exchange rates existing on that date. Exchange differences arising in these cases are dealt with in the statement of income.

         The financial statements of all subsidiaries with functional currencies other than the United States dollar are translated in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation". With the exception of Namtai Electronic (Shenzhen)
         Co. Ltd. ("NTES"), Zastron Plastic & Metal Products (Shenzhen) Ltd. ("Zastron") and Shenzhen Namtek Co. Ltd. ("Namtek"), which are companies incorporated in the PRC, all assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. Also with the exception of the PRC companies, all exchange differences arising from translation of subsidiaries' financial statements are dealt with as a separate component of equity.

1 Summary of Significant Accounting Policies (cont'd)

  g      Foreign currency translations (cont'd)

         As NTES, Zastron and Namtek act as production centers for the Company, the Company controls their operations and the majority of their transactions are made in Hong Kong dollars. Therefore, the Hong Kong dollar has been determined to be the functional currency of NTES, Zastron and Namtek. Accordingly, all monetary assets and liabilities are translated at the rates of exchange ruling at the balance sheet date, non-monetary assets and liabilities are translated at the historical rate and all income and expense items are translated at the average rates of exchange over the year and all translation adjustments resulting from the conversion of NTES, Zastron and Namtek's financial statements to Hong Kong dollars are taken to the income statements. Exchange rates used to translate and remeasure transactions and balances of NTES, Zastron and Namtek are the rates quoted by the Bank of China.

  h      Income taxes

         The Company provides for all taxes based on income whether due at year end or estimated to become due in future periods but based on profits earned to date. However, under the current tax legislation in the People's Republic of China ("PRC"), the Company has reasonable grounds to believe that income taxes paid in respect of any year would be refunded after the profits earned in that year are reinvested in the business. Accordingly, any PRC tax paid during the year is recorded as an amount receivable at year end. Deferred income taxes are provided to recognize the effect on the difference between the financial statement and income tax bases of assets and liabilities.

  i      Staff retirement plan costs

         The Company's contributions to the staff retirement plan (Note 6) are charged to the income statements as incurred.

  j      Deferred Compensation Arrangement costs

         For the years 1990 to 1995, the liability relating to the Deferred Compensation Arrangement (Note 7) was provided ratably over the future employment periods of the beneficiaries of the plan until their dates of retirement or earlier departure from the Company. At December 31, 1995,the remaining balance was fully provided for. Consequently, at December 31, 1996, no provision was taken.

  k      Cash and cash equivalents

         Cash equivalents include certificates of deposit having a maturity date of three months or less upon acquisition.

  l      Currency contracts

         The Company enters into forward currency contracts in its management of foreign currency exposures. Since the forward currency contracts are not intended to hedge an identifiable foreign currency commitment, generally accepted accounting principles require that the contracts are marked to market with the net realized or unrealized gains or losses recognized in other income. (Note 5).

  m      Long term investment

         Long term investment is stated at the lower of cost and market value.

  n      Research and development costs

         Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. The amounts charged against income were $949,941, $945,333 and $239,139 for the years ended December 31, 1996, 1995 and 1994 respectively.

1 Summary of Significant Accounting Policies (cont'd)

  o      Stock options

         Financial Accounting Standards Board ("FASB") Statement No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting rules under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", but with additional financial statement disclosure. The Company plans to continue to account for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosure to that effect in Note 13 (b).

2 Financial Instruments

  The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, term deposits and trade receivables.

  The Company's cash equivalents and term deposits are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company's exposure to concentration of credit risk.

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

  All of the Company's significant financial instruments at December 31, 1996 are reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts which approximate their fair value.

  From time to time, the Company hedges its currency exchange risk, which primarily arises from materials purchased in currencies other than the United States dollar, through the purchase and sale of forward exchange contracts. Such contracts typically allow the Company to buy or sell currency at a fixed price for up to one year, but the Company normally books forward six months. At December 31, 1996, there was no open forward currency contract and at December 31, 1995, the open forward contracts amounted to $60,000 at face value.

3 Inventories

  Inventories consist of (in thousands):
                                                       As at December 31,
                                                       1996        1995
                                                       ----        ----
  Finished goods . . . . . . . . . . . . . . . . . . $   576    $ 1,927
  Work-in-progress . . . . . . . . . . . . . . . . .   2,548      1,690
  Raw materials. . . . . . . . . . . . . . . . . . .   7,387      6,808
                                                      ------     ------
                                                     $10,511    $10,425

4 Long Term Investment

  In December 1994, the Company purchased 14.04% or 477,370 of the outstanding common shares of Deswell Investment Holdings Limited ("Deswell"), a supplier of plastic parts to the Company, for a total consideration of $3,931,284. In 1995, Deswell changed its name to Deswell Industries, Inc. and completed its initial public offering which reduced the Company's ownership to approximately 10.5% at December 31, 1995. In July 1996, the Company elected to exercise warrants which increased its holdings by 12,000 shares to 489,370 or 10.6% of the outstanding common shares of Deswell Industries, Inc.

  In February 1997, the Company sold 225,000 shares of Deswell Industries Inc. realizing a net gain of $2,564,500.

5 Other Income - Net

  Other income - net consists of (in thousands):

                                                         As at December 31,
                                                  1996       1995        1994
                                                  ----       ----        ----
  Foreign exchange gains                         $  20       $  52       $  68
  Interest income                                1,092       1,548         591
  Bank charges                                   (406)        (490)       (364)
  Release of deferred credit (Note 1(c))             -            -        594
  Offering costs written off                         -        (334)          -
  Full provision for Deferred Compensation
   Arrangement (Note 7)                              -        (560)          -
  Special bonus                                      -        (376)          -
  Miscellaneous income (expenses)                  547         385        (128)
                                                ------      ------      ------
                                                $1,253      $  225      $  761

6 Staff Retirement Plan

  The Company maintains staff retirement plans (defined contribution pension plans) which cover certain of its employees. The cost of the Company's contributions amounted to $92,399, $80,545 and $67,034 for the years ended December 31, 1996, 1995 and 1994 respectively.

7 Deferred Compensation Arrangement

  In August 1990, the Company agreed to provide compensation in the event of loss of office, for whatever reason, for two officers. The amount of compensation to be ultimately provided is $500,000 for Mr. Koo and $300,000 for Mr. Murakami. A provision of $40,000 was made in each of the years ended December 31, 1995 and 1994. At December 31, 1995, the balance of the deferred compensation arrangement, which amounted to $560,000, was provided for. For the year ended December 31, 1996, pursuant to an agreement between Mr. Koo and the Company, an amount of $450,000 payable to Mr M.K. Koo was transferred from the provision for compensation for loss of office and applied against an amount receivable from him. (Note 10).

8 Income Taxes

  Under the current British Virgin Islands law, the Company's income is not subject to taxation. Subsidiaries, primarily operating in Hong Kong and the PRC, are subject to income tax as described below.

  The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (1995: 16.5% and 1994: 16.5%) to the estimated taxable income earned in or derived from Hong Kong during the period.

  Deferred tax, where applicable, is provided under the liability method at the rate of 16.5% (1995: 16.5%, 1994: 16.5%), being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of assets and liabilities.

  The basic corporate tax rate for Foreign Investment Enterprises ("FIE's") in the PRC, such as NTES, Zastron and Namtek, is currently 33% (30% state tax and 3% local tax). However, because NTES, Zastron and Namtek are located in the designated Special Economic Zone ("SEZ") of Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in the Shenzhen SEZ are not currently assessing any local tax. Since NTES, Zastron, and Namtek have agreed to operate for a minimum of ten years in the PRC, a two year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIE's such as NTES, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from years in which a tax holiday is available, there is an overall minimum tax rate of 10%. In 1990 and 1991, NTES qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of NTES in 1992, 1993 and 1994, and 10% in 1995 and 1996. In 1992 and 1993, Zastron
  qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of Zastron in 1994, 1995 and 1996. Namtek in 1996 was in its first year of operation and qualified for a two year tax holiday.

8 Income Taxes (cont'd)

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

  NTES qualified for such refunds of its 1993, 1994 and 1995 taxes as a result of reinvesting its profits in those years. Zastron qualified for such refund of its 1994 taxes as a result of reinvesting its profits in that year.

  The tax refunds received were as follows:

              Taxation                            Date
     Company      Year      Paid      Refunded    Received
     -------      ----      ----      --------    --------
        NTES      1993    $212,000    $212,000    Nov 1994
                  1994    $714,000    $714,000    Aug 1995
                  1995    $918,727    $918,727    Dec 1996

     Zastron      1994    $ 68,000    $ 68,000    Aug 1995
                  1995    $ 30,967           -    Refund awaited

  The Company intends to reinvest profits earned in 1996 by NTES and Zastron and accordingly no provision for PRC taxes was made in 1996.

  The current and deferred components of the income tax (expense) benefit appearing in the income statement are as follows (in thousands):

                                Year ended December 31,
                                1996     1995     1994
                                ----     ----     ----

         Current tax . . . . . $(158)   $ 589    $(173)
         Deferred tax .. . . .     -        -        -
                               -----    -----    -----
                               $(158)   $ 589    $(173)


  A reconciliation of the tax (expense) benefit to the amount computed by applying the current tax rate to the income from continuing operations before taxes in the consolidated statements of income is as follows (in thousands except tax rate):

                                                     Year ended December 31,
                                                   1996       1995       1994
                                                   ----       ----       ----

  Hong Kong statutory tax rate                    16.5%      16.5%      16.5%

  Income tax expense at current
   tax rate on income from
   consolidated companies before
   income taxes and minority interests         $(1,580)   $(1,787)   $(1,353)

  Tax (expense) benefit arising from
  items which are not (allowable)
  assessable for tax purposes:
    Gain on write-off of deferred credit
      which is not taxable under Hong Kong
      tax law                                        0          0         98
    Effect of difference between PRC and
      Hong Kong tax applied to PRC
      taxable income                             1,449      1,659        873
    Reversal of subsidiary's tax provision           0        314          0
    Income tax refund                                0        391        270
    Other                                          (27)        12        (61)
                                               --------   -------     -------
                                               $  (158)   $   589     $ (173)

8 Income Taxes (cont'd)

  No income tax arose in the United States of America in any of the periods presented.

  In prior years, the purchase cost of patents and trademarks and certain expenses incurred by a subsidiary, Nam Tai Supplies Ltd., were claimed as tax deductible expenses. The Hong Kong Inland Revenue Department ("IRD") has taken issue on the deductibility of these expenses and issued revised assessments to recover taxes of $995,000. In January 1994, the IRD petitioned the Hong Kong court to wind up the subsidiary for non-payment of assessed taxes. A winding up order was made on March 9, 1994, and the Official Receiver was appointed as liquidator. In 1995, the tax provision of $314,000 for this subsidiary was reversed as the subsidiary is in the process of liquidation and is insolvent.

9        Investment in Subsidiaries

                                                                                  Percentage of
                                                                                  Ownership
         Consolidated                     Country of        Principal             December 31,
         Subsidiaries                     Incorporation     Activity              1996       1995
         ------------                     -------------     --------              ----       ----
         Nam Tai Electronic &
           Electrical Products Ltd.       Hong Kong         Trading               100%       100%

         Nam Tai Electronics
           (Canada) Ltd.                  Canada            Services              100%       100%

         Namtai Electronic (Shenzhen)
           Co. Ltd.                       PRC               Manufacturing         100%       100%

         Zastron Plastic & Metal
        Products (Shenzhen) Ltd.          PRC               Manufacturing         100%       100%

         Shenzhen Namtek
           Co. Ltd.                       PRC               Software Development  100%         -

  In February 1995, NTEE invested $9,546,000 in NTES by reinvesting NTES's 1994 net income. This increased NTEE's total investment in NTES to $24,490,000. In April 1996, NTEE invested a further $9,165,000 in NTES by reinvesting NTES's 1995 net income. This increased NTEE's total investment in NTES to $33,655,000.

  At December 31, 1995, NTEE's investment in Zastron was $3,100,000 and Nam Tai Electronics, Inc's investment in Nam Tai Electronics (Canada) was $256,000. At December 31, 1996, NTEE's investment in Zastron and Namtek were $3,512,000 and $225,000, respectively. Nam Tai Electronics, Inc.'s investment in Nam Tai Electronics (Canada) Ltd. was $256,000.

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

10  Related Party Transactions

         In June 1995, the Company completed the construction of a residential property pursuant to an agreement dated January 13, 1995. As the property had not been sold to a third party by December 31, 1995, Mr. M.K. Koo, the Chairman of the Company, purchased the property for book value of $2,620,000 being the higher of the market value and book value of the property as required by the contract. At December 31, 1995 this amount was included in accounts receivable. In March 1996, Mr M.K. Koo elected to apply $450,000 available from his compensation for loss of office against the account receivable. The balance outstanding at December 31, 1996 amounting to $2,120,000 is repayable by Mr. M.K. Koo on or before December 31, 1997.

11  Commitments and Contingencies

    a Pursuant to the August 17, 1992 land purchase and development agreement between NTES and Baoan County City Development Foundation, NTES is required to construct a multi-purpose business building of seven floors or more in Baoan City, Shenzhen, PRC. The Company is looking for a partner to develop, manage and finance the entire project. To date, the Company has invested $488,000 to purchase the land and in capitalized design fees. Subsequent to December 31, 1996, the Company signed an agreement with Shenzhen Baoheng (Group) Co. Ltd., a Chinese company, which will be responsible for the design, construction and marketing of this project.

    b    Lease commitments

         At December 31, 1996, there were annual commitments under operating leases which relate to land and buildings as follows (in thousands):

              - 1997 . . . . . . . . . . . . . . . . . . . . .$  891
              - 1998 . . . . . . . . . . . . . . . . . . . . .   698
              - 1999 . . . . . . . . . . . . . . . . . . . . .   469
              - 2000 . . . . . . . . . . . . . . . . . . . . .   443
              - 2001 and thereafter. . . . . . . . . . . . . . 3,174
                                                               -----
                                                             $ 5,675

  c The Company has been advised that Tele-Art, Inc., a shareholder of the Company, intends to pursue claims in a court in the British Virgin Islands for damages allegedly suffered as a result of the rights offering completed in 1993. Management believes that the claim is without merit and will vigorously defend it and believes that the outcome of the case will not have a significant effect on the financial statements.

12  Banking Facilities

  General banking facilities amounted to $49,200,000 at December 31, 1996, (December 31, 1995 - $38,202,000), with interest charged based on the Hong Kong prime rate for Hong Kong dollar transactions and banks' cost of funds rate for transactions in other currencies (effectively 8.50% and 0.50%, respectively at December 31, 1996).

  The total amount of banking facilities utilized as at December 31, 1996 was $7,629,000 (December 31, 1995 - $10,216,000).

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
                                                             December 31,
                                                           1996      1995
                                                           ----      ----

  Outstanding letters of credit. . . . . . . . . . . . .$ 3,688   $ 7,724
  Usance bills pending maturity. . . . . . . . . . . . .    619     2,159
  Discounted bills . . . . . . . . . . . . . . . . . . .      -         -
  Trust receipts and shipping guarantees . . . . . . . .  3,322         -
  Short-term bank borrowings . . . . . . . . . . . . . .      -       273
  Forward exchange contracts . . . . . . . . . . . . . .      -        60
                                                          -----    ------

  Total banking facilities utilized  . . . . . . . . . .  7,629    10,216

  Less:
    Outstanding letters of credit. . . . . . . . . . . . (3,688)   (7,724)
    Short-term bank borrowings . . . . . . . . . . . . .      -      (273)
    Forward Contracts. . . . . . . . . . . . . . . . . .      -       (60)
  Plus:
    Goods received but trust receipts not issued
      by the bank. . . . . . . . . . . . . . . . . . . .  1,245     3,161
                                                          -----     -----
  Notes payable per balance sheets . . . . . . . . . . .$ 5,186   $ 5,320


  Discounted bills normally have a term to maturity of 30 days. Trust receipts normally have terms from 90 to 100 days. The interest rate for the above facilities is normally prime plus 3/4% for all currencies.

  In the third quarter of 1995, the Company's bankers agreed to release the charges on the pledged assets and to provide the banking facilities with only the corporate guarantee from Nam Tai Electronics, Inc., the parent company, and its undertaking not to pledge any assets to any banks without the prior consent of the Company's bankers. Throughout 1996, banking facilities bore the corporate guarantee of Nam Tai Electronics, Inc.

13  Common Shares

  a Authorized shares

    In July 1994, the Board of Directors increased the number of authorized Common Shares to 20,000,000. The par value of each Common Share is $0.01.

  b Stock options

    In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 300,000 vested options to key employees of the Company at an exercise price of $5.35. The options expire in September 1998. Because the option's exercise price was less than the market value of the Company's Common Shares on the date of grant, the Company recorded compensation expense of $690,000 reflecting the excess of the fair value of the underlying stock over the exercise price. In December 1993 and January 1996, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 650,000 and 1,000,000 respectively.

    A summary of stock option activity is as follows:

                                                Number of      Option Price
                                                Options        Per Share
                                                -------        ---------

    Outstanding at December 31, 1993            300,000        $5.35
      Exercised                                 (9,000)        $5.35
      Granted                                   365,000        $11.00
      Cancelled                                (40,750)        $5.35 & $11.00
                                                ------
    Outstanding at December 31, 1994            615,250        $5.35 & $11.00
      Reissued                                   40,750        $11.00
      Exercised                                 (70,150)       $5.35
      Cancelled                                 (25,000)       $11.00
      Reissued                                   10,000        $11.375
                                                 ------
    Outstanding at December 31, 1995            570,850        $5.35, $11.00
                                                               & 11.375
      Exercised                                 (47,550)       $5.35 & $11.00
      Granted                                   170,000        $10.50
      Cancelled                                (156,000)       $5.35 & $11.00
                                                -------
    Outstanding at December 31, 1996            537,300        $5.35, $10.50,
                                                               $11.00 & $11.375

    Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:
                                                   1995           1996
                                                   ----           ----
    Net Income           As Reported             11,419          9,416
                         Pro forma               11,340          9,081

    Earnings per share   As Reported               1.40           1.16
                         Pro forma                 1.39           1.12

    The weighted-average fair value of options granted during the year was $4.52 (1995 - $4.03), using the Black-Scholes option-pricing model based on the following assumptions:

                                          $11.00     $11.375     $10.50
                                          Options    Options     Options
                                          -------    -------     -------
     Risk-free interest rate              6.0%       5.4%        5.3%
     Expected life                        8/01/98    12/01/98    1/12/00
     Expected volatility                  44.0%      49.0%       48.0%
     Expected dividends                   .030       .030        .030

  c Share buy-back program

    During 1996, the Company bought back 273,500 Common Shares of its outstanding capital stock at an average price of $9.46 per share.


14  Business Segment Information

  The Company operates principally in the consumer electronic products industry. The following is a summary of sales, income from continuing operations and assets by geographic area (in thousands):

                                                      Year ended December 31,
                                                  1996        1995         1994
                                                  ----        ----         ----
  Net sales from operations within
    Hong Kong:
     Unaffiliated customers                       $105,170    $ 119,417    $ 95,470
     Related parties                                     -            -           -
     Intersegment sales                                  -          353           -
                                                   -------      -------      ------
                                                   105,170      119,770      95,470

    People's Republic of China:
     Unaffiliated customers                          3,064        1,445         810
     Intersegment sales                             95,669      112,804      92,612
                                                   -------      -------      ------
                                                    98,733      114,249      93,422
   Canada:
     Unaffiliated customers                              -          378         284
  Intersegment eliminations                        (95,669)    (113,157)    (92,612)
                                                   -------     --------     -------
  Total net sales                                 $108,234     $121,240    $ 96,564

  Income (loss) from continuing operations
  within:
  - People's Republic of China                      10,339       10,448       7,491
  - Hong Kong                                        2,921        4,196       2,020
  - Canada                                          (3,844)      (3,225)     (1,412)
                                                   -------      -------      ------
  Net income                                      $  9,416     $ 11,419    $  8,099

  Identifiable assets by geographic
     area:
   - People's Republic of China                     44,975       42,416      19,116
   - Hong Kong                                      24,564       25,505      23,463
   - Canada                                         18,852       11,360      23,708
                                                   -------      -------      ------
     Total assets                                 $ 88,391     $ 79,281    $ 66,287

  Intersegment sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market prices.

<CAPTION
                                                     Year ended December 31,
                                                  1996         1995        1994
                                                  ----         ----        ----
  Net sales to customers by geographic
     area:
     - North America                              $ 36,595     $ 36,730    $ 31,686
     - Japan                                        30,483       41,532      23,547
     - Hong Kong                                    19,404       20,544      21,855
     - Europe                                       13,187       16,003      13,831
     - Other                                         8,565        6,431       5,645
                                                  --------     --------    --------
     Total net sales                              $108,234     $121,240    $ 96,564

  The Company had sales to four major customers, each individually exceeding 10% of total sales in 1996 as follows:

     Customer
     --------
     A                                            $ 41,569     $ 58,124    $ 46,032
     B (through customer A)                         17,395       21,805      12,600
     C                                              24,138       16,022       9,421
     D                                              14,642       15,962      18,573
                                                  --------     --------    --------
                                                  $ 97,744     $111,913    $ 86,626

Item 19. Financial Statements and Exhibits

    (a)  Financial Statements.  See list under Item 18. of this Report.

    (b) Exhibits. The following documents are filed as exhibits herewith, unless, otherwise specified and are incorporated herein by this reference:

Exhibit
Number                       Exhibit

2.1 Letter of Agreement dated May 15, 1996 making available credit facilities with Kredietbank N.V. Hong Kong Branch.

2.2 Letter of Agreement dated June 5, 1996 offering credit facility with Argentaria Banco Exterior De Espana.

2.3 Letter of Agreement dated June 11, 1996 revising existing facilities with Credit Commercial De France.

2.4 Letter of Agreement dated August 5, 1996 renewing banking facilities with The Hongkong and Shanghai Banking Corporation
    Limited.

2.5 Letter of Agreement dated August 29, 1996 revising banking facilities with The Sanwa Bank Limited.

2.6 Letter of Agreement dated September 18, 1996 making available credit facilities with Banque Worms Hong Kong Branch.

2.7 Contract for Use of Land dated March 25, 1996 between NTSZ and Shenzhen City Xinan Gu Su Estate Residents Committee extending the lease on land situated at Zhuao, Gu Su Industrial Estate, Xinan, Baoan from 30 years to 50 years.

2.8 Tenancy Agreement dated February 24th 1997 between NTE&E and Wide Harvest Investment Limited for Suite Nos. 6B-9 on 15/F., Tower 1, China Hong Kong City.

2.9 Contract of Purchase and Sale dated December 29, 1995 with Mr. Koo regarding residential property in West Vancouver - Filed as Exhibit
    2.8 to the Company's Form 20-F for the fiscal year ended December 31, 1995 and hereby incorporated by reference.

3.1 Diagram of the Company's operating subsidiaries. See page 4 of this Report.


                            SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                              NAM TAI ELECTRONICS, INC.



Date:  March 31, 1997   By: /s/ M.K. Koo
                                 ____________________________________

                                 M. K. Koo
                                 Chairman of the Board

                     [PRICE WATERHOUSE LETTERHEAD]
                     CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference into the Registration Statement on Form F-3 (the "Registration Statement") of Nam Tai Electronics, Inc. (File No. 33-91553) of our report dated March 31, 1997 appearing in this Annual Report on Form 20-F. We hereby further consent to the reference to us under the heading "Experts" in the Prospectus included as part of the Registration Statement.

Price Waterhouse
Certified Public Accountants

Hong Kong
March 31, 1997
                           [PRICE WATERHOUSE LETTERHEAD]
                           CONSENT OF PRICE WATERHOUSE

We hereby consent to the incorporation into the Registration Statement on Form S-8 of Nam Tai Electronics, Inc. (File No. 33-73954) relating to 650,000 Common Shares issuable upon exercise of options granted under the Nam Tai Electronics, Inc. 1993 Stock Option Plan of our report dated March 31, 1997 relating to the financial statements of Nam Tai Electronics, Inc. appearing in this Annual Report on Form 20-F.

Price Waterhouse
Certified Public Accountants

Hong Kong
March 31, 1997