Form 20-F
period 1997-12-31
NAM TAI ELECTRONICS INC
filed 1998-03-30
CIK 829365

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------

                                    FORM 20-F

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       OR

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                       ----------------------------------

For the Fiscal Year Ended:                               Commission File Number:
    December 31, 1997                                            0-16673
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

           Securities registered pursuant to Section 12(g) of the Act:
                    Common Shares, $0.01 par value per share
                         Common Share Purchase Warrants

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

        As of December 31, 1997, there were 11,220,023 Common Shares of the registrant outstanding.

        Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.
                           Yes    [X]         No    [ ]

        Indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17. [ ]        Item 18.  [X]

                            Exhibit Index on Page 57

                                TABLE OF CONTENTS


FINANCIAL STATEMENTS AND CURRENCY PRESENTATION ...................................................        2
PART I
     Item 1. Description of Business .............................................................        3
     Item 2. Properties ..........................................................................       20
     Item 3. Legal Proceedings ...................................................................       21
     Item 4. Control of the Company ..............................................................       22
     Item 5. Nature of Trading Market ............................................................       23
     Item 6. Exchange Controls and Other Limitations Affecting Security Holders ..................       24
     Item 7. Taxation ............................................................................       24
     Item 8. Selected Financial Data .............................................................       25
     Item 9. Management's Discussion and Analysis of Results of Operations and Financial condition       26
     Item 10. Directors and Executive Officers of the Company ....................................       36
     Item 11. Compensation of Directors and Officers .............................................       37
     Item 12. Options to Purchase Securities from the Company or its Subsidiaries ................       37
     Item 13. Interest of Management in Certain Transactions .....................................       37
PART II
     Item 14. Description of Securities to be Registered .........................................       38
PART III
     Item 15. Defaults Upon Senior Securities ....................................................       38
     Item 16. Changes in Securities and Changes in Security For the Company's Securities..........       38
PART IV
     Items 17 and 18. Financial Statements .......................................................       38
     Item 19. Financial Statements and Exhibits ..................................................       57

SIGNATURES .......................................................................................       58

Consent of Independent Accountants (to incorporation of their report on Financial Statements
  into the Company's Registration Statement on Forms F-3 and S-8) ................................       59


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

                 FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

        The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. See "Report of Independent Accountants" included elsewhere herein. The Company publishes its financial statements in United States dollars for the following reasons: (i) the Company is incorporated in the British Virgin Islands where the currency is the United States dollar; (ii) the Company conducts the majority of its business transactions in United States dollars; and (iii) the exchange rate between the Hong Kong dollar and the United States dollar has been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. See Note 1(f) of Notes to Consolidated Financial Statements appearing in Item 18. of this Report.

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

COMPANY OVERVIEW

        Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in China. Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), multichip modulators ("MCM"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") and anistropic conductive film ("ACF") heat seal technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

        The Company moved its manufacturing facilities to China in 1980 and finally moved to Shenzhen, China in 1987 to take advantage of lower overhead costs and competitive labor rates and to position itself to achieve low-cost, high volume manufacturing. The location of Nam Tai's factory in Shenzhen is about 30 miles from Hong Kong, providing the Company with close access to Hong Kong's infrastructure of communication and banking. This also facilitates transportation of the Company's products out of China through the port of Hong Kong.

        The Company emphasizes high responsiveness to the needs of OEM customers through the development and volume production of increasingly sophisticated and specialized products. The Company seeks to build long-term relationships with its customers through high quality standards (supported by ISO 9001 Certification) , competitive pricing, strong research and development support, advanced assembly processes and high volume manufacturing, and with key suppliers through volume purchasing and reliable forecasting of component purchases. The Company believes that the potential for increased manufacturing outsourcing by Japanese and U.S. OEMs in China is substantial and that it is in a position to take advantage of this because of its expanded production capacity and experience. Management believes Nam Tai's record of providing timely delivery in volume of high-quality, high technology, low-cost products builds close customer relationships and positions the Company to receive orders for more complex products. As the Company grows, management will seek to maintain a low cost structure, reduce overhead where possible and continuously strive to improve its manufacturing quality and processes.

THE COMPANY'S SUBSIDIARIES

        The Company is a holding company for Nam Tai Electronic & Electrical Products Limited and its subsidiaries, and Nam Tai Electronics (Canada) Ltd. The chart below illustrates the organizational structure of the Company and its principal operating subsidiaries.


                           Nam Tai
                      Electronics, Inc.
                      (A British Virgin
                    Islands International
                      Business Company)
                              /
             ------------------------------------------------------------------
            /                                                                  /
          100%                                                               100%
         Nam Tai                                                            Nam Tai
        Electronics                                                      Electronic &
      (Canada) Ltd.                                                Electrical Products Ltd.---------------75%
(A Canadian Federal                                                    (A Hong Kong                        /
        Company)                                                      Limited Liability                    /
                                                                           Company)                        /
                                                    --------------------------/---------------             /
                                                    /                                        /             /
                                                  100%                                      100%           /
                                           Zastron Plastic &                         Namtai Electronic     /
                                            Metal Products                          (Shenzhen) Co. Ltd.    /
                                            (Shenzhen) Ltd.                         (A Limited Liability   /
                                          (A Limited Liability                       of China Foreign      /
                                           of China Foreign                          Operation)            /
                                              Operation)                                      /            /
                                                                                              -------------/
                                                                                              /
                                                                                             25%
                                                                                          Shenzhen
                                                                                       Namtek Co., Ltd.
                                                                                     (A Limited Liability
                                                                                       of China Foreign
                                                                                          Operation)

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

       POLITICAL, LEGAL, ECONOMIC AND OTHER UNCERTAINTIES OF OPERATIONS IN
                              CHINA AND HONG KONG

        Internal Political and Other Risks. The Company's single manufacturing complex is located in China. As a result, the Company's operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government resulting in changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, currency revaluations or the expropriation of private enterprise could materially and adversely affect the Company. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. There can be no assurance that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation or reform money losing state-owned enterprises, the inadequate development of infrastructure and the potential unavailability of adequate power, water supplies, transportation, communications, raw materials and parts or the deterioration of the general political, economic or social environment in China, any of which could have a material adverse effect on the Company's business. The Company maintains its own electrical generator, water treatment and water storage facilities at the factory site to address certain of these concerns. If for any reason the Company were required to move its manufacturing operations outside of China, the Company's profitability would be substantially impaired, its competitiveness and market position would be materially jeopardized and there can be no assurance that the Company could continue its operations.

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

        Current Dependence on Single Factory Complex. The Company's products are manufactured exclusively at its complex located in Baoan County, Shenzhen, China. The Company does not own the land underlying its factory complex. It occupies the site under agreements with the local Chinese government. In the case of its original facility, the lease agreement covers an aggregate of approximately 150,000 square feet of factory space and expires in August 2007. In the case of the newer facility, the Company is entitled to use the land upon which it is situated until 2044. These agreements and the operations of the Company's Shenzhen factories are dependent on the Company's relationship with the local government. The Company's operations and prospects would be materially and adversely affected by the failure of the local government to honor these agreements. In the event of a dispute, enforcement of these agreements could be difficult in China. Moreover, firefighting and disaster relief or assistance in China is primitive by Western standards. Material damage to, or the loss of, the Company's factory complex due to fire, severe weather, flood, or other act of God or cause, even if covered by insurance, would have a material adverse effect on the Company's financial condition, business and prospects.

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

        MFN Status. China currently enjoys most favored nation ("MFN") trade status, which provides China with the trading privileges generally available to trading partners of the United States. The United States annually reconsiders the renewal of China's MFN status. Various interest groups continue to urge that the United States not renew MFN for China and there can no assurance that controversies will not arise that threaten the status quo involving trade between the United States and China or that the United States will not revoke or refuse to renew China's MFN status. In any of such eventualities, the business of the Company could be adversely affected, by among other things, causing the Company's products in the United States to become more expensive, which could result in a reduction in the demand for the Company's products by customers in the United States. Trade friction between the United States and China, whether or not actually affecting Nam Tai's business, could also adversely affect the prevailing market price of the Company's Common Shares and Warrants.

        Southeast Asia Economic Problems. Several countries in Southeast Asia, including Korea, Thailand and Indonesia, have experienced a significant devaluation of their currencies and decline in the value of their capital markets. In addition, these countries have experienced a number of bank failures and consolidations. Because virtually all of the Company's products are sold into developed countries not experiencing these declines, the Company does not believe that the declines in Southeast Asia will affect the demand for the Company's products. Moreover, because most of the Company's products are paid for in U.S. dollars, the Company believes that it is less susceptible to the effects of a devaluation in the Hong Kong dollar or Chinese renminbi if either or both were to occur despite assurances to the contrary by the Chinese government. A devaluation in the renminbi could, however, adversely affect the Company's borrowing costs. Moreover, the decline in the currencies of other Southeast Asian countries could render the Company's products less competitive if competitors located in these countries are able to manufacture competitive products at a lower effective cost. While the Company's two principal competitors also manufacture from China and therefore, the Company believes, are in the same position as Nam Tai vis-a-vis Southeast Asia's economic problems, there can be no assurance as to the ability of the Company's products to continue to compete with products of other competitors from other Southeast Asian countries suffering devaluations of their currencies or that currency or other effects of the decline in Southeast Asia will not have a material adverse effect on the Company's business, financial condition, results of operations or market price of its securities.

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

        Operations in Hong Kong. The Company's executive and sales office, and several of its customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was transferred effective July 1, 1997 to China. The Company prepared for this transition in Hong Kong by increasing the role and capability of its personnel in China to manage a number of responsibilities previously managed through the Hong Kong office. Certain other responsibilities have been transferred to the Company's office in Vancouver, British Columbia, Canada. While the Company does not believe that the transfer of sovereignty over Hong Kong to China will have a material adverse effect on the Company's business, there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong, and any instability could have an adverse impact on the Company's business.

        The Hong Kong dollar and the United States dollars have been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. The Chinese government has expressed its intention to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China. There can be no assurance that this will continue and the Company could face increased currency risks if the current exchange rate mechanism is changed. See "Exchange Rate Fluctuations."

        CUSTOMER CONCENTRATION; DEPENDENCE ON ELECTRONICS INDUSTRY

        Sales to four major customers, Texas Instruments Incorporated, Sharp Corporation, Nintendo, Inc. (which orders through Sharp Corporation) and Seiko Instruments Inc. aggregated approximately 89.3%, 90.3% and 92.3% of the Company's total net sales during the years ended December 31, 1997, 1996 and 1995. Sales to each of these customers as a percentage of the Company's total net sales during the years ended December 31, 1997, 1996 and 1995 are set forth in Item 1. Description of Business -- Customers and Marketing. The Company's sales transactions to all its OEM customers are based on purchase orders received by the Company from time to time. Except for these purchase orders, the terms of which in a few cases are supplemented by basic agreements dependent upon the receipt of purchase orders, the Company has no written agreements with its OEM customers. Although management believes that any one of its OEM customers could be replaced eventually, the loss of any one of its major customers could have a material adverse effect on the Company's business.

        Virtually all of the Company's sales are to customers in the electronics industry, which is subject to rapid technological change and product obsolescence. The factors affecting the electronics industry in general, or any of the Company's major customers or competitors in particular, could have a material adverse effect on the Company's results of operations.

        POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

        The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors such as, but not limited to, the cancellation or postponement or orders, the timing and amount of significant orders from the Company's largest customers, customers' announcement and introduction of new products or new generations of products, evolutions in the life cycles of customers' products, the Company's timing of expenditures in anticipation of future orders, effectiveness in managing manufacturing processes, changes in cost and availability of components, mix of orders filled, adverse effects to the Company's financial statements resulting from, or necessitated by, possible future acquisitions, and changes or anticipated changes in economic conditions. The volume and timing of orders received during a quarter are difficult to forecast. The Company's customers from time to time encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if customers do not control inventories effectively, they may reduce or postpone shipments of orders.

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

        TECHNOLOGICAL CHANGES AND PROCESS DEVELOPMENT

        The market for the Company's manufacturing services is characterized by rapidly changing technology and continuing process development. The Company is continually evaluating the advantages and feasibility of new manufacturing processes, such as COB, MCM, SMT, TAB, OLB and ACF. The Company believes that its future success may depend upon its ability to develop and market manufacturing services which meet changing customer needs, maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. There can be no assurance that the Company's process development efforts will continue to prove successful.

        RISKS FROM POSSIBLE ACQUISITIONS

        An important element of the Company's strategy is to review acquisition prospects that would complement the Company's existing products and services, augment its market coverage and sales ability or enhance its technological capabilities. While the Company has no current agreements or understandings with respect to any acquisitions, the Company may acquire businesses, products or technologies in the future. Future acquisitions by the Company could result in accounting charges, potentially dilutive issuance of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely effect the Company's business, financial condition and results of operations and/or the price of the Company's Common Shares.

        Acquisitions entail numerous risks, including the assimilation of the acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which the Company has no or limited prior experience, and potential loss of key employees of acquired organizations. Management has no experience in assimilating acquired organizations. There can be no assurance as to the ability of the Company to successfully integrate the products, technologies or personnel of any business that might be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company's business, financial condition and results of operations.


        EXCHANGE RATE FLUCTUATIONS

        The Company sells most of its products in United States dollars and Japanese yen and pays expenses in United States dollars, Japanese yen, Hong Kong dollars, Canadian dollars and Chinese renminbi. The Company is subject to a variety of risks associated with changes among the relative value of the United States dollar, Japanese yen, Hong Kong dollar, Canadian dollar and Chinese renminbi, but management believes the most significant exchange risk results from material purchases made in Japanese yen. Approximately 23%, 28%, and 33% of Nam Tai's material costs have been in yen during the years ended December 31, 1997, 1996 and 1995. Sales made in yen accounted for approximately 6.3% of sales for the year ended December 31, 1997, 15% of sales for 1996 and 18% of sales for 1995. The net currency exposure has increased as a result of decreased sales in yen not being fully offset by the decrease in material purchases in yen.

        Based on oral agreements with its customers which are customary in the industry, the Company believes its customers will accept an increase in the selling price of manufactured products if the exchange rate of the Japanese yen appreciates beyond a range of 5% to 10% although such customers may also request a decrease in selling price in the event of a depreciation of the Japanese yen. Based on close working relationships with its principal customers, and because management believes similar oral agreements exist between these OEMs and their other suppliers, the Company believes the oral nature of these agreements will not prevent its OEMs from honoring them. However, there can be no assurance that such agreements will be honored, and the refusal to honor such an agreement in the event of a severe adverse fluctuation of the Japanese yen at a time when sales made in yen are insufficient to cover material purchases in yen would materially and adversely affect the Company's operations.

        Although only 12.5% of the Company's expenses were in Chinese renminbi in 1997, the appreciation of the renminbi against the U.S. dollar increases the expenses of the Company when translated into U.S. dollars. While there has been recent pressure on the Chinese government to devalue the renminbi against the U.S. dollar, there can be no assurances that the renminbi will not increase significantly in value relative to the U.S. dollar in the future.

        Approximately 1.1% and 38.4%, respectively, of the Company's revenues and expenses are in Hong Kong dollars. The Hong Kong dollar is currently pegged to the U.S. dollar.

        At the end of 1997 and early 1998, in light of the currency turmoil experienced by many other Southeast Asian countries, there has been increasing pressure for a devaluation of the currencies of Hong Kong and China. While the Governments of Hong Kong and China have indicated they will support their currencies, possible devaluations may occur. Although the Company expects that it may initially benefit from such devaluations through their effect of reducing expenses when translated into U.S. dollars, such benefits could be outweighed if it causes a destabilizing downturn in China's economy, creates serious domestic problems in China, increases the Company's borrowing costs in Hong Kong or creates other problems adversely affecting the Company's business.

        From time to time, the Company attempts to hedge its currency exchange risk. The Company's financial results have been affected in the past due to hedging activities and currency fluctuations, resulting in total foreign exchange gains of approximately $500,000 in 1997, $20,000 in 1996 and $52,000 in 1995. During 1997 and 1996, Nam Tai recorded no gain or loss from hedging transactions. In 1995 hedging activities resulted in foreign exchange gains of $52,000. The Company continually reviews its hedging strategy but there can be no assurance that Nam Tai will not suffer losses in the future as a result of currency hedging. As of December 31, 1997 the Company was not maintaining a hedge position in any currency.

        COMPETITION

        Competition in the contract electronic manufacturing industry is intense. The Company's primary competitors in the manufacture of its principal product lines of calculators, personal organizers and linguistic products, are Kinpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.) and Inventec Co. Ltd., both of which have moved manufacturing operations that are competitive with those of the Company to China. While an OEM may prefer its approved suppliers, management believes that OEMs tend to order from several suppliers in order to lessen dependence on any one of them. Certain competitors may have substantially greater technical, financial and marketing resources than the Company.

        DEPENDENCE ON KEY PERSONNEL

        The Company depends to a large extent on the abilities and continued participation of Mr. M. K. Koo, its Chairman of the Board, and Mr. Tadao Murakami, its Vice-Chairman and Chief Executive Officer who is in charge of the Company's day-to-day manufacturing and marketing operations in China. The loss of the services of Mr. Koo or Mr. Murakami could have a material adverse effect on the Company's business.

        ENFORCEABILITY OF CIVIL LIABILITIES

        The Company is a holding corporation organized as an International Business Company under the laws of the British Virgin Islands and its principal operating subsidiary is organized under the laws of Hong Kong, where the Company's principal executive offices are also located. It may be difficult for investors to enforce judgments against the Company obtained in the United States based on actions predicated upon civil liability provisions of Federal securities laws. In addition, all of the Company's officers and most of its directors reside outside the United States and nearly all of the assets of these persons and of the Company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against the Company or such persons judgments predicated upon the liability provisions of U.S. securities laws. The Company has been advised by its Hong Kong counsel and its British Virgin Islands counsel that there is substantial doubt as to the enforceability against the Company or any of its directors and officers located outside the United States in original actions or in actions for enforcement of judgments of U.S. courts of liabilities predicated on the civil liability provisions of Federal securities laws.

        CERTAIN LEGAL CONSEQUENCES OF INCORPORATION IN THE BRITISH VIRGIN
ISLANDS

        The Company is organized under the laws of the British Virgin Islands. Pursuant to the Company's Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, the Board of Directors may amend the Company's Memorandum and Articles of Association without shareholder approval. This includes, but is not limited to, amendments increasing or reducing the authorized capital stock of the Company and increasing or reducing the par value of its shares. In addition, the Board of Directors may approve certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations and the sale or transfer of assets, without shareholder approval. The ability of the Company to amend its Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Nam Tai without any further action by the shareholders including, but not limited to, a tender offer to purchase the Common Shares at a premium above current market prices.

        Under U.S. law, management, directors and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. The British Virgin Islands law protecting the interests of minority shareholders differs from, and may not be as protective of shareholders as, the law protecting minority shareholders in jurisdictions in the United States. While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, and to sue Nam Tai and its directors for his or her benefit and the benefit of others similarly situated, the circumstances in which any such action may be brought and the procedures and defenses that may be available in respect of any such action may result in the rights of shareholders of a British Virgin Islands company being more limited than those rights of shareholders in a company incorporated in a jurisdiction within the United States. Moreover, lawsuits brought in the British Virgin Islands appear, from the Company's experience, to take longer to reach interim or final resolution.

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

        RISKS OF YEAR 2000 ISSUES

        Many existing computer programs, including some programs used by the Company, use only two digits to identify a year in the date field. These programs were designed without considering the impact of the upcoming change in the century. If not corrected, these computer applications and systems could fail or create erroneous results by, at, or after the year 2000. Based on the Company's investigation to date, management does not anticipate that the Company will incur material operating expenses or be required to incur material costs to be year 2000 compliant. To the extent the Company's systems are not fully year 2000 compliant, there can be no assurance that potential systems interruptions or the cost necessary to update software would not have a material adverse effect on the Company's business, financial condition, results or operations and business prospects. In addition, in the event that the Company's significant customers and suppliers do not successfully and timely achieve year 2000 compliance, the Company's business or operations could be adversely affected.

        EXEMPTIONS UNDER THE EXCHANGE ACT AS A FOREIGN PRIVATE ISSUER

        The Company is a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, and though its Common Shares and Warrants are registered under Section 12(g) of the Exchange Act, it is exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less). Because of the exemptions under the Exchange Act applicable to foreign private issuers, shareholders of the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States.

        VOLATILITY OF MARKET PRICE OF COMPANY'S SECURITIES

        The markets for equity securities have been volatile and the price of the Company's Common Shares has been and could continue to be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Shares by officers, directors and principal shareholders of the Company, general market trends both domestically and internationally, currency movements and other factors. These same factors can be expected to affect the market price of the Company's Warrants that were publicly issued in late November 1997. Certain events, such as the issuance of Common Shares upon the exercise of the Warrants or other outstanding stock options or warrants of the Company could also adversely affect the prevailing market prices of the Company's securities.

PRODUCTS

        The following table sets forth the percentage of net sales of each of the Company's product lines for the years ended December 31, 1997, 1996 and 1995.


                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------
               PRODUCT LINE                           1997      1996       1995
--------------------------------------------         -----      -----      -----
Electronic calculators                                 52%        35%        30%
Personal organizers and linguistic products            25         36         47
Subassemblies, components and other products           22         28         22
Silk screening                                          1          1          1
                                                     -----      -----      -----
                                                      100%       100%       100%
                                                     =====      =====      =====


Electronic Calculators

        The Company manufactures a wide range of electronic calculators with a variety of features. These include calculators designed for different uses, including mini card, scientific, desk top, hand held, graphical and printer calculators.

Personal Organizers and Linguistic Products

        The Company produces various types of electronic personal organizers, particularly telephone directories and business card organizers with scheduler, clock, memo pad and calculator functions. The linguistic products manufactured by Nam Tai include electronic spell checkers, dictionaries and language translators, including some models with voice functions. Linguistic products generally include a built-in calculator.

Subassemblies, Components and Other Products

        In 1994, the Company began manufacturing and delivering subassemblies consisting of LSIs bonded on PCBs utilizing advanced technological processes. These products are used to manufacture components which are incorporated into such products as electronic toys and games. In 1995, the Company expanded its subassembly manufacturing business into LCD modules. These subassemblies display information as part of such products as portable telephones, portable computers and facsimile machines, and employ the same bonding technologies as are used for the LSI bonded PCBs. In 1995, the Company delivered a sample run of IC card balance readers and in 1996 began volume shipments of these products. These readers are hand-held devices used to check information contained on the IC cards which are being developed for use by certain major banks in Europe and North America as an alternative to the use of cash. In 1996, the Company again expanded the component products it offers by completing development and shipping control panel modules for microwave ovens. These products are incorporated into microwave ovens manufactured by a division of Sharp Corporation, which, management believes, is a leading manufacturer of microwave ovens worldwide.

        In 1997, the Company began producing LCD modules for use in cellular (mobile) phones for Epson Precision (HK) Ltd. In 1997, the Company also began using ACF technology in the manufacture of LCD modules and advanced dictionaries with personal organizers. This new technology is a fine pitch heat sealing process for the connection of Tape Carrier Package ("TCP") onto the LCD with Anistropic Conductive Film in between using TAB processing.

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

        Management believes sophisticated customers are increasingly requiring their manufacturers to be ISO 9000 certified, and manufacturers that are not so qualified are increasingly looking to certified manufacturers like Nam Tai rather than undertaking the expensive and time-consuming process of qualifying their own operations.

         In late 1997 the Company received confirmation that for a third consecutive year it has been awarded the prestigious Texas Instruments Supplier Excellence Award. The award recognizes suppliers who have achieved World class performance in the following categories, Product Quality, Quality management, continuous on-time delivery of products to support customer needs, cycle times, leadership product pricing and value, customer service, technology, and environmental leadership. To qualify for the award the first time requires very high scores in each of the categories. To receive the award in subsequent years requires continuous improvement over the high scores required for the first year.

Component Parts and Suppliers

        The Company purchases over 300 different component parts from more than 50 major suppliers and is not dependent upon any single supplier for any key component. The Company purchases components for its electronic products from suppliers in Japan and elsewhere. Orders for components are based on forecasts that Nam Tai receives from its OEM customers, which reflect anticipated shipments during the production cycle for a particular model.

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

        LCDs are readily available from many manufacturers and the Company currently has two major suppliers, Epson Hong Kong Ltd. and Sharp Corporation. PCBs and other circuit boards are purchased from circuit board manufacturers in Hong Kong, China and solar cells are purchased from Matsushita Battery Industrial Company Ltd. Batteries are standard "off the shelf" items, generally purchased in Hong Kong from agents of Japanese manufacturers. Certain components may be subject to limited allocation by certain of Nam Tai's suppliers. Although such shortages and allocations have not had a material adverse effect on the Company's results of operations, there can be no assurance that any future allocation or shortages would not have such an effect.

        In an effort to assure an adequate supply of competitively priced plastic components, the Company maintains an investment position in a Hong Kong supplier of plastic parts, Deswell Industries, Inc. ("Deswell") (see "Formation of Strategic Alliance").

CUSTOMERS AND MARKETING

General

        Approximate percentages of net sales to customers by geographic area, based upon location of product delivery, are set forth below for the periods indicated:


                                                    YEAR ENDED DECEMBER 31,
                                          -------------------------------------------
GEOGRAPHIC AREAS                             1997            1996             1995
                                          ---------        ---------        ---------
North America                                    49%              34%              30%
Japan                                            23               28               34
Europe                                           15               12               13
Hong Kong                                         7               18               17
Other                                             6                8                6
                                          ---------        ---------        ---------
                                                100%             100%             100%
                                          =========        =========        =========


        The Company's Hong Kong based management personnel and sales staff are responsible for marketing products to existing customers as well as potential new customers. Five of the Company's major customers have done business with the Company for six years or more, and management believes Nam Tai has a stable relationship with all of its customers. The Company places great emphasis on providing quality service to its customers and has, as a result, limited the number of companies for which it manufactures in an effort to ensure quality service.

Major Customers

        The Company's OEM customers include the following entities. The OEM customers either market Nam Tai's products under their own brand name or, where no brand name is shown, incorporate the Company's products into their products:


                                      BRAND                                              CUSTOMER
CUSTOMER                              NAME          PRODUCT                              SINCE
--------                              ----          -------                              -----
Canon, Inc.                           Canon         Personal organizers and calculators   1988

Casio Computer (Hong Kong) Limited    Casio         Aluminum panels and PVC wallets       1994

Epson Precision (HK) Ltd.             _____         LCD Modules for cellular (mobile)     1997
                                                    phones

Matsushita Battery Industrial Co. Ltd._____         IC card readers                       1994

Nintendo, Inc. (through Sharp Corp.)  _____         Bonding on PCBs                       1994

Optrex Corporation                    _____         Assemblies for LCD modules            1994

Premier Precision Ltd.                Citizen       Silk screening and aluminum panel     1993

Sanyo Electric (H. K.) Ltd.           Sanyo, Casio  Silk screening                        1988

Seiko Instruments Inc.                Seiko, SII    Personal organizers and linguistic    1991
                                                    products

Sharp Corporation                     Sharp         Personal organizers, calculators and  1989
                                                    control panel modules

Texas Instruments Incorporated        Texas         Personal organizers and calculators   1989
                                      Instruments


        At any given time, different customers account for a significant portion of Nam Tai's business. Percentages of total sales to customer vary from year to year and may fluctuate depending on the timing of production cycles for particular products. Sales to four major customers, Texas Instruments Incorporated, Sharp Corporation, Nintendo, Inc. (which orders through Sharp Corporation) and Seiko Instruments Inc., aggregated approximately 89%, 90% and 92% of the Company's total net sales during the years ended December 31, 1997, 1996 and 1995, respectively, as follows:


                                                                   YEAR ENDED DECEMBER 31
                                                       -----------------------------------------------
                      CUSTOMER                               1997            1996             1995
                                                       --------------   -------------    -------------
Texas Instruments Incorporated                              38.0%           22.3%            13.2%
Sharp Corporation                                           35.3            38.4             47.9
Seiko Instruments Inc.                                       9.7            13.5             13.2
Nintendo, Inc. (through Sharp Corporation)                   6.3            16.1             18.0
                                                       --------------   -------------    -------------
                                                            89.3%           90.3%            92.3%
                                                       ==============   =============    =============

        A number of products are made for its major customers such that the Company is not necessarily dependent on a single product for one customer. Although management believes any one of the Company's customers could be replaced with time, the loss of any one of its major customers, particularly one or more of its top four customers, could have a material adverse effect on the Company's business. While each of the companies listed above is expected to continue to be a significant customer, the Company continually tries to lessen its dependence on large customers through efforts to diversify its customer and product base. There can be no assurance, however, that such efforts will prove successful.

        The Company's sales to all of its OEM customers are based on purchase orders. Except for these purchase orders, the terms of which in a few cases are supplemented by basic agreements dependent upon the receipt of purchase orders, Nam Tai has no written agreements with its OEM customers. Normally, the Company receives letters of credit to cover the next three months of orders and all the molds, tooling and development charges (including software design) are charged to the account of OEM customers prior to production. Some customers require COD terms and request the Company to bear the cost of molds, tooling and development charges.

        Many of Nam Tai's customers have a relationship which extends for a number of years and consequently the Company believes its relations with these customers are good. The Company encourages cooperation and communication with its most important customers. In particular, senior management includes a team of Japanese professionals who provide technical experience and work closely with both the Company's Japanese component suppliers and its Japanese customers. Management also believes the risk of a sudden withdrawal by any of its major customers is diminished by: (i) the lengthy production cycle, typically over three years for each model, which is required to produce the products sold to customers; (ii) the fact that production cycles may begin while other products for the same customers are in progress; and (iii) the investment in molds, tooling and development charges (including software design) which is borne by some of the OEM customers.

        Sales are predominately denominated in either U.S. dollars or Japanese yen, and in many cases are covered by standard letters of credit.

Production Scheduling

        Including the development and production periods the typical cycle for a product to be manufactured and sold to an OEM customer is three to four years. Initially an OEM customer gathers data from its sales personnel on products for which there is market interest, including features and unit costs. The OEM then contacts the Company, and possibly other prospective manufacturers, with forecasted total production quantities and design specifications or renderings. From that information, the Company in turn contacts its suppliers and determines estimated component costs. The Company later advises the OEM of the development costs, charges (including molds, tooling and development costs such as software design) and unit cost based on the forecasted production quantities desired during the expected production cycle. Once the Company and the OEM customer agree to the Company's quotation for the development costs and the unit cost, the Company begins the product development. This development period lasts approximately less than one year, longer if software design is included. During this time the Company completes all molds, tooling and software required to manufacture the product with the development costs reimbursed by the customer. Recently, some of the customers have started to request the Company to bear responsibility for paying development charges. Upon completion of the molds, tooling and software, the Company produces samples of the product for the customer's quality testing, and, once approved, commences mass production of the product.

        The production period usually lasts approximately 18 to 30 months. Typically, more advanced products have longer production runs. If total production quantities change, the OEM customer often provides six months notice before discontinuing orders for a product. At any point in time the Company is in different stages of the development and production periods for the various models it has under development or in production for OEM customers.

        The Company's production is based on forecasts received from OEM customers covering the next six month period, the first three months of which are scheduled shipments. These forecasts are reviewed and adjusted, where necessary, at the beginning of each month with confirmed orders covering the first three months. In many cases, confirmed orders are supported by letters of credit and may not be canceled once confirmed without the customer becoming responsible for all costs of the remaining components included in inventory for that order. For the year ended December 31, 1996, the Company elected to write-off the cost of certain components included in raw material inventory in the amount of $415,000. These components were not likely to be used in connection with future production, and due to the passage of time, could not be charged to customers who would have otherwise been responsible for the cost. During the years ended December 31, 1997 and 1995 the Company did not suffer a material loss resulting from the cancellation of an OEM customer confirmed order.

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


Marketing Plans for China

        The Company has Chinese government approval to sell up to 30% of the products manufactured and 10% of the parts manufactured by the Company in China. The Company does not have any immediate plans to re-enter the China market and make domestic sales, however; the Company continually evaluates economic and other factors in China to determine whether doing so would be favorable to its operating results. Recently, the Company applied to the Chinese Government to cancel this approval.

Formation of Strategic Alliance

        The Company strives to maintain stable sources for quality components it uses in its manufacturing operations. Suppliers of these components have from time to time, in periods of short supply, limited allocation of their production among their customers. The Company believes the formation of strategic alliances with certain of its suppliers assists the Company to satisfy its OEM customers' needs for timely delivery of high-quality products and permits Nam Tai to have greater control over the quality of its suppliers' components.

        Consistent with this strategy, in December 1994, the Company invested $3,931,000 for approximately 14% of Deswell's then outstanding capital stock. In July 1995, Deswell completed an initial public offering of its securities in the United States and the Company's investment was diluted to approximately 10.5% of Deswell's outstanding shares as at December 31, 1995. In July 1996, the Company exercised warrants to purchase an additional 12,000 shares of Deswell for $119,000. As at December 31, 1996, this investment was shown at cost and was approximately 87% of the market value of Deswell common shares as reported on The Nasdaq National Market. In 1997, the market price of the Deswell shares rose substantially on The Nasdaq National Market and the Company elected to sell a portion of its investment in Deswell, reducing its stake in Deswell to approximately 2% of its shares reported outstanding at December 31, 1997. The Company realized a gain of approximately $5.5 million on sales of 390,000 shares. The Company plans to continue to maintain a close working relationship with Deswell.

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

        Since 1995, the Company has placed increased emphasis on research and development which provides greater service to OEM customers and assists in design and development of future products. Research and development expenses increased significantly to $1,909,000 in 1997 from $950,000 and $945,000 in 1996 and 1995, respectively as some of the Company's customers have requested the Company to bear responsibility for development charges. Namtek, the Company's software development subsidiary which began operations in early 1996, accounted for approximately 14% and 40% of the research and development expenses in 1997 and 1996 respectively and these expenses were substantially recovered from fees paid by third parties.

COMPETITION

        Competition in the contract electronic manufacturing industry is intense with numerous other companies in the contract electronic manufacturing industry. For Nam Tai competition has been limited by OEMs to a small number of companies who satisfy the requirements to become approved suppliers. The Company's primary competitors in the manufacture of its principal product lines of calculators, personal organizers and linguistic products, are Kinpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.) and Inventec Co. Ltd., Taiwanese Companies manufacturing in China. While an OEM may prefer its approved suppliers, management believes OEMs tend to order from several suppliers in order to lessen dependence on any one of them. Competition for OEM sales is based primarily on unit price, product quality and availability, promptness of service, reputation for reliability and OEM confidence in the manufacturer. The Company believes it competes favorably in each of these areas.

EMPLOYEES

        At December 31, 1997, Nam Tai employed approximately 2,020 persons on a full-time basis, of which 1,984 were working in China, 27 in Hong Kong, and nine in Canada. Of these, approximately 1,756 were engaged in manufacturing, 203 were engaged in clerical, research and development and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services. The Company is not a party to any material labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages and believes relations with its employees are satisfactory. The nature of its arrangement with its manufacturing employees is such that it can increase or reduce staffing levels without significant difficulty, cost or penalty.

        The Company maintains an employee incentive compensation program in China whereby a regular bonus is paid to employees on the employee's return to work following the Chinese New Year holiday. Management believes this method has contributed to low employee turnover in the factory.

PATENTS, LICENSES AND TRADEMARKS

        The Company has no patents, licenses, franchises, concessions or royalty agreements that are material to its business as a whole. Due to rapid technological change in the products manufactured, the Company does not believe the absence of patents has had or will have a material impact on its business.

        The Company has obtained trademark registrations in Hong Kong for the mark "FORTEC" and "SANTRON" in connection with electronic calculators. The Company has registered the trademark "NAMTAI" in connection with electronic calculators in Hong Kong, China, the United States, and Canada.

ITEM 2. PROPERTIES

British Virgin Islands

        As of January 17, 1997, the registered office of the Company was transferred to McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at this office, through Nam Tai's registered agent, McW. Todman & Co. The Company neither owns nor leases property in the British Virgin Islands.

Hong Kong

        In February 1997, the Company leased new premises at Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, TST, Kowloon, Hong Kong for a term of three years. Rental is approximately $17,900 per month for the first two years, and will be renegotiated in the third year. The Company moved its principle executive and marketing offices into these new premises in late March 1997.

        The Company owns a residential flat in Hong Kong which was purchased for total consideration of $1,850,000. This property houses the Vice-Chairman and Chief Executive Officer of the Company and forms part of his overall compensation. See Item 11. Compensation of Directors and Officers.

        At the beginning of the year, the Company owned approximately ten acres of land in Hong Kong which it planned to sell. This land has been held since 1984 and is carried on the books of the Company at its cost of approximately $523,000. Throughout 1997 the Company disposed of approximately six acres of its land holdings for net proceeds or $5,750,000 realizing a gain of $5,548,000. The remaining land which the Company plans to sell continues to be carried on the books of the Company at its cost of approximately $220,000.

Shenzhen, China

        Nam Tai's manufacturing complex is located in Baoan County, Shenzhen, China. It includes the original facility and Phase I of the factory expansion which was completed in May 1996.

        The original facility consists of 150,000 square feet of manufacturing space under a 15 year lease expiring in 2007. The rental rate is approximately $38,400 per month due to increase by 20% in August 2002.

        Phase I of the complex expansion is located on 286,600 square feet of leasehold land adjacent to the original facility. The lease for this land was purchased for approximately $2,450,000 in 1994 and has a term of 50 years. Construction of the approximately 437,000 square feet new facility began in early 1995 and portions were completed in August 1995 to house new factory employees needed to expand production at that time. Nam Tai's Phase I complex expansion was completed on schedule in May 1996. The expanded new facility consists of 160,000 additional square feet of manufacturing space, 39,000 square feet of offices, 212,000 square feet of new dormitories, 26,000 square feet of full service cafeteria and recreation facilities and a swimming pool. The total cost of the new factory complex, excluding land, was approximately $21,800,000. In 1997, the Company expended approximately $430,000 on factory improvements.

        The Company also has a 26,000 square foot facility in Shenzhen, located approximately one mile from the manufacturing complex. This contains 28 apartment units which the Company uses to house certain of its factory managers who are married and have families. The Company purchased this building for approximately $1,000,000, paying the final instalment in June 1993.

        During 1992, the Company purchased the development rights to a further parcel of leasehold land in Baoan County, Shenzhen, China. The purchase price was approximately $343,000. The land area consists of approximately 70,000 square feet of land in a developed area of commercial buildings and residences. The purchase of the leasehold land provides Nam Tai with the right to use the land for fifty years. The Company reviewed the construction of a high rise office building to house its corporate headquarters and subsequently decided to concentrate on its core contract manufacturing business. In January 1997, Nam Tai entered into a Land Development Agreement with Shenzhen Baoheng (Group) Co. Ltd. which resulted in the sale of the property for approximately $320,000 with the final payment being received in January 1998.

Canada

        On November 1, 1995, Nam Tai Canada moved its corporate office to new leased premises in Vancouver, British Columbia. The Company entered into a lease for 2,637 square feet of office space at an annual rental of $26,000.
The lease expires in August 1998.

        In 1995, the Company completed construction of a building in Burnaby, British Columbia, in which it intended to house both manufacturing operations and its Canadian administration and finance office. The two-story building consisted of approximately 7,000 square feet of office space and 8,000 square feet of manufacturing space. Construction was completed in mid 1995 at a cost of approximately $2,400,000, including the cost of land. The prospects for manufacturing were re-evaluated and the property was sold in May 1997 for approximately $1,791,000 resulting in a loss of approximately $558,000.

General

        The Company believes its existing manufacturing and office facilities are adequate for the operation of its business for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

        The Company is not party to any legal proceedings other than routine litigation incidental to its business and there are no material legal proceedings pending with respect to the property of the Company, other than as described below.

        In September 1993, Tele-Art, Inc., a shareholder of Nam Tai, commenced an action against the Company seeking an injunction prohibiting the Company from proceeding with a rights offering which was contemplated at that time. Tele-Art's application was based on claims that Nam Tai may have violated British Virgin Islands and United States law. Among other claims, Tele-Art asserted that the Company's rights offering was part of a scheme to enrich directors and management of Nam Tai and dilute the interest of minority shareholders. Within four days, a temporary injunction obtained by Tele-Art was discharged, permitting the Company to proceed with, and complete, its rights and standby offerings in October 1993. Tele-Art is pursuing claims in the British Virgin Islands against Nam Tai for damages. In November 1993, Tele-Art applied to the Court to include the Company's directors in the proceedings, and in March 1994 the application was granted. In May 1996, the Court ordered the parties to make discovery by exchanging lists of documents and to-date this exchange has not occurred. The Company continues to believe that Tele-Art's claims are without merit and plans to continue to vigorously defend against them as well as to seek from Tele-Art and its agents compensation for the damage caused by the injunction and the proceedings that were brought to obtain it.

        In June 1997 Nam Tai Electronics, Inc. filed a petition with the High Court of Justice in the British Virgin Islands for the winding up of Tele-Art Inc. on account of an unpaid judgment debt owing to Nam Tai. A stay on the winding up proceedings, granted on July 29, 1997, was removed on March 10, 1998. A date of May 28, 1998 has been fixed for the hearing of the petition. The judgment debt is not related to other litigation ongoing between the parties in the British Virgin Islands.

ITEM 4. CONTROL OF THE COMPANY

        The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of March 1, 1998, the beneficial ownership of the Company's Common Shares by each person known by the Company to own beneficially more than 10% of the Common Shares of the Company outstanding as of such date and by the officers and directors of the Company as a group.


                                    NUMBER OF
IDENTITY OF                        COMMON SHARES              PERCENT OF
PERSONS OR GROUPS                BENEFICIALLY OWNED             CLASS
-----------------                ------------------           ----------
M. K. Koo                          4,330,988(1)                  35.3%
Officers and directors as a        5,159,237(2)                  41.4%
group (six persons)


        (1) Includes outstanding shares which are owned by Mr. Koo, 26,667 shares issuable to Mr. Koo upon exercise of options exercisable within 60 days of December 31, 1997 and 926,850 shares issuable to Mr. Koo upon exercise of Warrants exercisable within 60 days of December 31, 1997 and 293,332 Common Shares and 93,332 Warrants registered to Mars Yue Koo, Mr. Koo's son, as to which Mr. Koo disclaims beneficial ownership.

        (2) Includes shares owned, an aggregate up to 26,667 shares issuable to officers upon exercise of employee options exercisable within 60 days of December 31, 1997, and 1,219,276 shares issuable to officers and directors as a group upon exercise of Warrants exercisable within 60 days of December 31, 1997.

ITEM 5. NATURE OF TRADING MARKET

COMMON SHARES

        The Company's authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. The Company's Common Shares are traded on The Nasdaq National Market under the symbol "NTAIF".

        The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market during each of the quarters in the two year period ended December 31, 1997.


QUARTER ENDED                       HIGH      LOW
                                    ----      ---
December 31, 1997                   27.88    14.00

September 30, 1997                  31.63    16.75

June 30, 1997                       16.63     9.63

March 30, 1997                      11.88     8.13

December 31, 1996                   10.63     7.25

September 30, 1996                  11.50     8.63

June 30, 1996                       13.88    10.50

March 31, 1996                      13.13     9.25


        Of the 11,220,023 Common Shares of the Company outstanding as of December 31, 1997, approximately 7,953,000 are held by approximately 1,100 holders of record in the United States.

         On December 12, 1996, the Company listed its shares on the Toronto Stock Exchange under the symbol "NMT." Pursuant to the Company's voluntary application to delist its Common Shares from the Toronto Stock Exchange, the Common Shares were delisted effective at the close of business on September 30, 1997.

WARRANTS

         In November 1997, the Company completed a rights and standby offerings (the "1997 Offerings") selling 2,267,917 and 729,212 units at $17.00 and $16.75 respectively. Each Unit consisted of one Common Share and one Warrant. The Common Shares and the Warrants included in the Units were separately transferable immediately.

         Each Warrant is exercisable to purchase one Common Share at a price of $20.40 per share at any time until November 24, 2000. The Warrants are redeemable by the Company at $0.05 per Warrant on 30 days' written notice provided the closing sale price of the Common Shares for 20 consecutive trading days within the 30-day period preceding the date of the notice of redemption equals or exceeds $25.50. In the event the Company exercises the right to redeem the Warrants, a holder will be forced either to sell or exercise the Warrants within 30 days of the notice of redemption, or accept the redemption price.

        The Company's Warrants are traded on The Nasdaq National Market under the symbol "NTAWF".

        The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market for the quarter ended December 31, 1997.


QUARTER ENDED                                      HIGH           Low
-------------                                      ----          ----
December 31, 1997                                  4.00          2.50


        Of the 2,997,129 Warrants of the Company outstanding as of December 31, 1997, approximately 2,684,000 are held by approximately 125 holders of record in the United States.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

        There are no exchange control restrictions on payments of dividends on the Company's Common Shares or on the conduct of the Company's operations in Hong Kong, where the Company's principal executive offices are located or the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. Dividend distribution and repatriation by Nam Tai's subsidiaries in China are regulated by Chinese laws and regulations. To date these controls have not had a material impact on the Company's financial results as sales to customers are generally made in Hong Kong.

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

ITEM 8. SELECTED FINANCIAL DATA

        The selected financial information set forth below is derived from consolidated financial statements of the Company. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and "Management's Discussion and Analysis of Results of Operations and Financial Condition" under
Item 9. in this report.


                         SELECTED FINANCIAL INFORMATION
              (In thousands of U.S. dollars except per share data)


                                                                 YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------------------
                                            1997           1996           1995           1994          1993
                                          --------       --------       --------       --------       --------
Income Statement Data(3)
Net sales                                 $132,854       $108,234       $121,240       $ 96,564       $ 70,844

Gross margin                                34,724         22,185         23,152         17,223         14,098

Net income                                  30,839          9,416         11,419          8,099          5,197

Dividends paid                                 786            243            120             65             --

Per share amounts
Basic earnings per share(1)               $   3.70       $   1.17       $   1.42       $   1.17       $   0.90

Diluted earnings per share(2)             $   3.68       $   1.16       $   1.40       $   1.09       $   0.87

Dividend paid                                 0.10           0.03          0.015           0.01             --

Balance Sheet Data(3)
Current assets                            $133,022       $ 46,609       $ 47,011       $ 45,520       $ 31,247

Property, plant and equipment - net         32,442         36,487         27,635         14,624          7,396

Total assets                               167,788         88,391         79,281         66,287         39,530

Current liabilities                         19,552         21,401         19,108         17,838         10,644

Non-current liabilities                         --             --             --             --            609

Shareholders' equity                       148,236         66,990         60,173         48,449         28,162

-----------

(1) For purposes of calculating basic earnings per share, the weighted average number of common shares outstanding for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 were 8,324,320, 8,040,497, 8,018,252, 6,934,098 and
5,717,551 respectively.

(2) For purposes of calculating fully diluted earnings per share, the weighted average number of common shares outstanding for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 were 8,391,290, 8,142,131, 8,171,750, 7,459,570, and 5,976,136, respectively.

(3) Assets and liabilities are translated into United States dollars using the appropriate rates of exchange at the balance sheet date. Income and expenses are translated at the average exchange rate in effect during the year.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 1. Description of Business - "Risk Factors". This section should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere herein.

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

        During each of the years ended December 31, 1997, 1996 and 1995, sales to OEM customers accounted for 99% of total net sales. Management believes sales of personal organizers, linguistic products and calculators to its OEM customers will continue to be an important line of business for the Company for the next several years, although Nam Tai is also considering expanding into the production of communication products in the future. In 1997 calculator sales increased as a proportion of total sales. Sales of personal organizers, linguistic products, subassemblies and components and other products declined marginally. Management expects these products, particularly LCD modules and IC card readers, to contribute to an increasing proportion of total revenue in the future. See Item 1. Description of Business -- Customers and Marketing.

        The consumer electronics industry is very competitive and the Company is continuously under pressure to lower the selling price and therefore reduce the gross profit margin of its existing product lines. In response to these pressures, the Company seeks to upgrade its technology and human resources in order to be capable of manufacturing more advanced and specialized products with higher unit margins. It also strives to improve customer relations and quality. The Company believes there is less competition in more advanced and specialized products due to the complexity involved in manufacturing and the lower number of direct competitors.

        Since the Company moved its manufacturing operations to China in 1987, Nam Tai has derived substantially all of its operating income from its China operations. The Company plans to continue increasing the scope of its operations and investment in China.

        Under current British Virgin Islands law, Nam Tai is not subject to tax on its income. Most of the Company's operating profits accrue in China, where its effective tax rate is 10%, and in Hong Kong, where the corporate tax rate on assessable profits is currently 16.5% in 1997. The Company receives tax credits in China related to its reinvestment of profits on China operations, which reduces the overall tax payable by the Company. See Note 8. of Notes to Consolidated Financial Statements.

        The Company values its inventory at the lower of cost and market value. Until March 1997, the Company used a standard cost system to value its inventory, which is purchased in U.S. dollars, Japanese yen and Hong Kong dollars. Under this system, the Company revalued its inventory at the end of each quarter based upon actual costs and the resulting standard cost revaluation flowed through cost of sales when the inventory was sold. Since March 1997, the Company has used a cost system which is effectively an actual cost system.

        The first quarter is typically the Company's slowest sales period because the Company's factories are closed for two weeks for the Chinese New Year holidays as is customary in China. The following table sets forth certain selected operating data for the quarters indicated. This information has been derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such information. These operating results are not necessarily indicative of results for any future period and results may fluctuate significantly from quarter to quarter in the future.


                                   FIRST        SECOND         THIRD        FOURTH
                                  QUARTER       QUARTER       QUARTER       QUARTER
                                  -------       -------       -------       -------
                               (In thousands of U.S. dollars except per share data)
                               ----------------------------------------------------
1997
Summary of operations
Net sales                        $31,152       $40,444       $31,245       $30,013
Gross profit                       7,246        12,594         7,536         7,348
Income from operations             3,630         8,005         3,878         3,503
Net income                         5,570         7,763         8,751         8,755
Basic earnings per share         $  0.71       $  0.98       $  1.07       $  0.93
Diluted earnings per share       $  0.71       $  0.97       $  1.06       $  0.93

1996
Summary of operations
Net sales                        $25,357       $24,885       $28,005       $29,987
Gross profit                       5,036         4,907         6,344         5,898
Income from operations             2,007         1,201         2,893         2,432
Net income                         2,333         1,409         3,318         2,356
Basic earnings per share         $  0.29       $  0.17       $  0.41       $  0.30
Diluted earnings per share       $  0.29       $  0.17       $  0.41       $  0.30

1995
Summary of operations
Net sales                        $22,443       $30,065       $35,514       $33,218
Gross profit                       4,256         5,987         6,967         5,942
Income from operations             1,609         2,880         3,736         2,541
Net income                         1,556         3,210         4,637         2,016
Basic earnings per share         $  0.19       $  0.40       $  0.58       $  0.25
Diluted earnings per share       $  0.19       $  0.40       $  0.56       $  0.25

        The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 1997, 1996 and 1995:


                                                              YEAR ENDED DECEMBER 31,
                                                        -----------------------------------
                                                          1997         1996          1995
                                                        --------     --------      --------
Net sales                                                  100.0%       100.0%        100.0%
Cost of sales........................................       73.9         79.5          80.9
                                                        --------     --------      --------
Gross profit.........................................       26.1         20.5          19.1
                                                        --------     --------      --------
Costs and expenses:
     Selling, general and administrative expenses....       10.4         11.7           9.4
     Research and development  expenses..............        1.4          0.9           0.8
                                                        --------     --------      --------
                                                            11.8         12.6          10.2
                                                        --------     --------      --------
Income from operations...............................       14.3          7.9           8.9
  Profit (loss) on disposal of fixed assets..........        3.3         (0.1)            0
  Other income - net.................................        5.8          1.1           0.2
  Interest expense...................................        0.0         (0.1)         (0.2)
                                                        --------     --------      --------
Income from consolidated companies
  before income taxes and minority interests.........       23.4          8.8           8.9
                                                        --------     --------      --------
Net income...........................................       23.2%         8.7%          9.4%
                                                        ========     ========      ========


Year ended December 31, 1997 Compared to Year ended December 31, 1996

        Nam Tai's sales increased by 23% to $132,854,000 for the year ended December 31, 1997 compared to $108,234,000 for the year ended December 31, 1996 primarily due to increased sales to Texas Instruments Incorporated and Sharp Corporation.

        The Company's gross profit increased to $34,724,000 for the year ended December 31, 1997 from $22,185,000 for 1996. The principal reason for the increase in gross profit was the increase in sales. Also contributing to the increase in gross profit were improved gross profit margins.

        Nam Tai's gross profit margin improved to 26.1% in 1997 from 20.5% in 1996. The major reasons for the increase in profit margin were (i) the production of new, higher margin products, (ii) improvements in quality control which resulted in the reduction of the scrap rate, (iii) lower cost of raw materials and components, in part the result of the weakness of the Japanese yen in relation to the U.S. dollar which benefitted the Company as it purchases a substantial volume of components from Japanese companies which are paid for in Japanese yen, and (iv) changes in materials used in production to reduce manufacturing costs.

        Selling, general and administrative expenses increased by 8.6% to $13,799,000 or 10.4% of sales in the year ended December 31, 1997 from $12,702,000 or 11.7% of sales for the year ended December 31, 1996. The increase in absolute dollars principally reflected additional staff and costs required to provide services to the Company as a result of the growth in sales. The decrease in such expenses as a percent of sales was the result of efficiencies obtained in general administrative expenses as the Company handled a greater level of activity with available resources.

        Research and development expenses increased to $1,909,000 in 1997 from $950,000 in 1996 as some of the Company's customers have requested the Company to bear responsibility for paying development charges. Namtek, the Company's software-development subsidiary which began operations in early 1996, accounted for approximately 14% of the research and development expenses in 1997 and 40% of the research and development expenses in 1996. These expenses were substantially recovered from fees paid by third parties.

        Loss on disposal of property, plant and equipment was $1,198,000 for the year ended December 31, 1997 as compared to $123,000 for the year ended December 31, 1996. The loss in 1997 related to the sale of certain of the Company's real property in Burnaby, British Columbia, Canada and the write-off of equipment. See the discussion regarding this sale under Liquidity and Capital Resources below.

        Gain on disposal of property, plant and equipment was $5,548,000 for the year ended December 31, 1997 as compared to nil for the year ended December 31, 1996. The gain in 1997 principally related to the sale of a portion of the Company's land holdings in Hong Kong. See the discussion regarding this sale under Liquidity and Capital Resources below.

        Other income (net) increased to $7,791,000 for the year ended December 31, 1997 from $1,253,000 for the year ended December 31, 1996. This income consisted of profit on the disposal of investments of $5,488,000, interest income of $1,847,000 on the Company's cash balances, foreign exchange gains of $500,000 and miscellaneous income of $650,000 net of bank charges of $343,000 and donations of $351,000.

        Interest expense decreased to $39,000 for the year ended December 31, 1997 from $89,000 for the year ended December 31, 1996 as a result of the reduction in the Company's utilization of trade credit facilities under its banking arrangements.

        Income from continuing operations before income tax was $31,118,000 for the year ended December 31, 1997 as compared to $9,574,000 for the year ended December 31, 1996. The increase of 225% was primarily due to increased 1997 sales, improved profit margins, and gains on the disposal of investments and gains of the disposal of fixed assets.

        The income tax expense of $279,000 for the year ended December 31, 1997 compares to an expense of $158,000 for the prior year. The income tax expense in 1997 relates to income taxes on Hong Kong operations and is comparable to 1996 income taxes paid with respect to Hong Kong operations. In 1995, the Company reversed a provision of $705,000 against income taxes owing from China operations following receipt of a refund of 1994 income taxes on China operations. The refund in 1995 from 1994 China income taxes resulted in an overall recovery of total income taxes paid for 1995. As a result of expected refunds of income taxes attributable to China operations, the Company made no provision for such income taxes in 1997, 1996 or 1995. The refund of 1995 income taxes on China operations was received in 1996 and the refund of 1996 and 1997 income taxes is expected in 1998.

        Net income increased by 228% to $30,839,000 (or 23.2% of sales) for the year ended December 31, 1997 compared to $9,416,000 (or 8.7% of sales) for the year ended December 31, 1996. This resulted in diluted earnings per share for the year ended December 31, 1997 of $3.68 ($3.70 basic) compared to diluted earnings per share of $1.16 ($1.17 basic) for the year ended December 31, 1996. The increase in net income and earnings per share is the result of (i) increase in sales; (ii) higher operating margins; (iii) increases in other income; and
(iv) gains from the disposal of fixed assets.

        The weighted average number of common shares outstanding increased to 8,390,290 for the year ended December 31, 1997 from 8,142,131 for the year ended December 31, 1996, reflecting the repurchase of 1,000 shares through the facilities of the Toronto Stock Exchange, the issuance of 386,667 common shares upon exercise of stock options granted under the Company's stock option plan and issuance by the Company of 2,997,129 common shares in its 1997 Offerings of units, which was completed at the end of November 1997. In the 1997 Offerings, the Company sold a total of 2,997,129 units, each unit consisting of one common share and one common share purchase warrant.

Each warrant is exercisable to purchase one common share at a price of $20.40 per share until November 24, 2000. The warrants are redeemable by the Company at any time at $0.05 per warrant if the average closing sale price of the common shares for 20 consecutive trading days within 30-day period preceding the date the notice is given equals or exceeds $25.50 per share.

        On September 9, 1996 Nam Tai announced a repurchase program in accordance with SEC Rule 10b-18 which was continued on January 10, 1997 through the facilities of the Toronto Stock Exchange until terminated on May 1, 1997. In total, from September 9, 1996 to May 1, 1997, 274,500 shares were repurchased, 1,000 of which were repurchased in 1997, at an average price of $9.49 per share.

        On January 13, 1998, the Company announced its intention to repurchase up to 1,000,000 common shares over the next three months from time to time at prevailing market prices in accordance with Rule 10b-18. As of March 13, 1998 Nam Tai purchased 251,698 shares at an average price of $15.75.

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

        Despite the reduction in sales and additions to costs of sales, Nam Tai's gross profit margin improved to 20.5% in 1996 from 19.1% in 1995. This was principally because of lower component costs and efficiencies implemented to reduce manufacturing costs. Lower component costs were attributable to the general decline in the cost of certain components as well as the decline in the value of the yen relative to the U.S. dollar. The latter benefitted the Company as it purchases a substantial volume of components from Japanese companies which are paid in yen.

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

        Loss on disposal of property plant and equipment was $123,000 in the year ended December 31, 1996 as compared to zero for the year ended December 31, 1995. The loss in 1996 principally related to $120,000 of leasehold improvements Nam Tai had made to its former principal executive offices in Hong Kong under a lease which was prematurely terminated as of the end of 1996. See the discussion regarding this lease, its termination and Nam Tai's relocation of its principal executive offices in Hong Kong to new premises under Item 9. Liquidity and Capital Resources below.

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

        Interest expense decreased to $89,000 for the year ended December 31, 1996 from $161,000 for the year ended December 31, 1995 as a result of the reduction in the Company's utilization of trade credit facilities under its banking arrangements.

        Income from continuing operations before income tax was $9,574,000 for the year ended December 31, 1996 as compared to $10,830,000 for the year ended December 31, 1995. The decrease of 11.6% was primarily due to decreased 1996 sales.

        The income tax expense of $158,000 for the year ended December 31, 1996 compares to a recovery of $589,000 for the prior year. The income tax expense in 1996 relates to income taxes on Hong Kong operations and is comparable to 1995 income taxes paid with respect to Hong Kong operations. In 1995, the Company reversed a provision of $705,000 against income taxes owing from China operations following receipt of a refund of 1994 income taxes on China operations. The refund in 1995 of 1994 China income taxes resulted in an overall recovery of total income taxes paid for 1995. As a result of expected refunds of income taxes attributable to China operations, the Company made no provision for such income taxes in either 1996 or 1995. The refund of 1995 income taxes on China operations was received in 1996 and the refund of 1996 income taxes from such operations is expected in 1998.

        Net income decreased by 17.5% to $9,416,000 (or 8.7% of sales) for the year ended December 31, 1996 compared to $11,419,000 (or 9.4% of sales) for the year ended December 31, 1995. This resulted in diluted earnings per share for the year ended December 31, 1996 of $1.16 ($1.17 basic) compared to diluted earnings per share of $1.40 ($1.42 basic) for the year ended December 31, 1995. The decrease in net income and earnings per share was in line with the decrease in sales taking into consideration the higher operating margins.

        The weighted average number of common shares outstanding decreased to 8,142,131 for the year ended December 31, 1996 from 8,171,750 for the year ended December 31, 1995, reflecting the repurchase by the Company of 273,500 shares through its share repurchase program in effect from September 11, 1996 to December 4, 1996.

LIQUIDITY AND CAPITAL RESOURCES

        Current assets increased to $133,022,000 for the year ended December 31, 1997 compared to $46,609,000 for the year ended December 31, 1996. Cash and cash equivalents, consisting of cash and short term term deposits, increased to $102,411,000 for the year ended December 31, 1997 versus $17,741,000 for the year ended December 31, 1996. The principal reasons for the increase in cash and cash equivalents were: (i) proceeds from the 1997 Offerings; (ii) proceeds from the sale of land holdings; (iii) cash received from the proceeds of the sale of a portion of the Company's equity interest in Deswell; (iv) increased interest income; and (v) increased cash generated from operations resulting from increased sales and higher profit margins. Accounts receivable at December 31, 1997 increased by 2.4% from the level at December 31, 1996, as a result of increased sales in 1997. Inventories at December 31, 1997 decreased by 6.4% from levels at December 31, 1996, reflecting an inventory turnover period of 37 days in 1997 versus 45 days for 1996.

        Current assets remained relatively stationary at $46,609,000 for the year ended December 31, 1996 compared to $47,011,000 for the year ended December 31, 1995. Cash and cash equivalents consisting of cash and short term term deposits, were also relatively stationary at $17,741,000 for the year ended December 31, 1996 versus $17,362,000 for the year ended December 31, 1995. Accounts receivable at December 31, 1996 decreased by 6.3% from the level at December 31, 1995, essentially corresponding to the decrease in sales during 1996. Inventories at December 31, 1996 increased by 0.8% from levels at December 31, 1995, reflecting an inventory turnover period of 45 days in 1996 versus 37 days for 1995. The increase in the inventory turnover was principally the result of Nam Tai's transfer of responsibility for accounts payable on China deliveries from the Hong Kong office to personnel at the Company's China factory complex.

        In December 1994, the Company invested $3,931,000 for approximately 14% of Deswell's then outstanding capital stock. In July 1995, Deswell completed an initial public offering of its securities in the United States and the Company's investment was diluted to approximately 10.5% of Deswell's outstanding shares as at December 31, 1995. In July 1996, the Company exercised warrants to purchase an additional 12,000 shares of Deswell for $119,000. As at December 31, 1996, this investment was shown at cost and was approximately 87% of the market value of Deswell common shares as reported on The Nasdaq National Market at December 31, 1996. In 1997, the market price of the Deswell shares rose substantially on The Nasdaq National Market and the Company elected to sell a portion of its investment in Deswell, reducing its stake in Deswell to below 2% of its shares reported outstanding at December 31, 1997. The Company realized a gain of approximately $5.5 million on sales of 390,000 shares.

        The decrease in property, plant and equipment -- net to $32,442,000 as at December 31, 1997 from $36,487,000 as at December 31, 1996 principally reflects the expenditures of $2,648,000 on new equipment, improvements to the factory of approximately $430,000 and depreciation of $4,331,000 during 1997. New equipment purchased in 1997 included three new systems for SMT, 14 sets of ACF equipment, six sets of fine pitch heat seal machines, and 30 sets of heat seal machines. In accordance with an expansion schedule, Nam Tai intends to establish production lines and purchase additional equipment through 1998 as required by growth in its business. The increase in property, plant and equipment - net to $36,487,000 for the year ended December 31, 1996 from $27,635,000 for the year ended December 31, 1995 principally reflects the expenditure of capital on new plant facilities. A total of $9,904,000 was expended finalizing the construction of the new manufacturing facility, resulting in a total expenditure, excluding land and production equipment, of $21,812,000. In addition, $1,100,000 of new production equipment costs were incurred during 1996.

        At December 31, 1997, 14.7% and 26.7% of the Company's identifiable assets were located in Hong Kong and China, respectively, as compared to 28% and 51%, respectively, at December 31, 1996. In 1996, the Company implemented a new policy of holding surplus funds in Canada. Consequently, cash and cash equivalents consisting of cash and short term term deposits and representing 93.2% of the total cash and cash equivalents of $102,411,000 was held by the Company in Canada at December 31, 1997. At December 31, 1996 54% of the $17,741,000 cash and cash equivalents total was held in Canada. As a result, identifiable assets in Canada represented 58.6% of total assets at December 31, 1997 compared to 21% of total assets at December 31, 1996.

        In the past, the Company used short-term bank borrowing to assist in meeting its working capital requirements and to provide funds for investment in property, plant and equipment. Short-term bank borrowing totaled $273,000 as at December 31, 1995. During 1997 and 1996, the Company's capital requirements were financed from internally generated funds and short-term borrowing were reduced to nil at December 31, 1997 and 1996 respectively. The Company had working capital of $113,470,000, and $25,208,000 as of December 31, 1997 and 1996
respectively.

        At December 31, 1997, Nam Tai had in place general banking facilities with four financial institutions aggregating $43,200,000. Such facilities, which are subject to annual review, permit the Company to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital, as well as fixed loans. As at December 31, 1997, the Company had utilized approximately $3,318,000 under such general credit facilities and had available unused credit facilities of $39,882,000. Interest on notes payable averaged 6.6% per annum during the year ended December 31, 1997. During the year ended December 31, 1997, the Company paid a total of $39,000 in interest on indebtedness.

        Accounts payable increased by 8.4% to $17,551,000 for the year ended December 31, 1997 from $16,184,000 for the year ended December 31, 1996, principally as a result of increases in purchases to support the growth in sales.

        The Company had no long term debt during either 1997 or 1996.

        Cash flow from operations for 1997 included net income of $30,839,000 and depreciation of $4,331,000. The net cash decrease due to changes in working capital (excluding cash and bank borrowings) was $3,629,000.

        During 1997, the Company's net investment activities provided $12,523,000. This principally includes $3,602,000 invested in equipment and plant upgrading, proceeds of $7,541,000 from the sale land in Hong Kong and the Burnaby factory, and proceeds from the sale of Deswell shares of $8,717,000.

        Net cash provided by financing activities was approximately $50,442,000 in 1997. Financing activities during 1997 included the issuances of Common Shares upon exercise of stock options, share repurchases in 1997, payment of dividends, and the issuance of 2,997,129 shares and warrants in the 1997 Offerings which was completed at the end of November 1997.

        The Company believes there are no material restrictions (including foreign exchange controls) on the ability of Nam Tai's non-China subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances, or product/material purchases. With respect to the Company's China subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from China due to the Company's reinvestment program for tax purposes. In the event that dividends are paid by the Company's China subsidiaries, they would reduce the amount available for the reinvestment program and accordingly taxes would be payable on the profits not reinvested. The Company believes such restrictions will not have a material effect on the Company's liquidity or cash flow.

        In 1994, the Company resumed paying annual dividends, paying shareholders aggregate dividends of $65,000 ($0.01 per share) in 1994, $120,000 (0.015 per share) in 1995, $243,000 ($0.03 per share) in 1996 and $786,000
($0.10 per share) in 1997. On March 23, 1998 the Company announced that it was increasing the annual dividend to $0.28 per share to be paid on a quarterly basis commencing with the first quarter 1998 dividend of $0.07 per share. It is the current policy of Nam Tai to determine the actual annual amount of future dividends based upon the Company's growth during the preceding year. Future dividends will be in the form of cash or stock or a combination of both. There can be no assurance that any dividend on the Common Shares will be declared, or if declared, what the amounts of dividends will be or whether such dividends, once declared, will continue for any future period.

IMPACT OF INFLATION

        Inflation in China and Hong Kong are estimated at 0.8% and 5.7% respectively. The Company believes inflation has not had a material effect on its past business. The Company has generally been able to increase the price of its products in order to keep pace with inflation. The Company believes increases in labor costs, which represent the most significant component of the Company's production costs (other than material costs), will not materially affect its business because of the Company's utilization of less expensive labor through its operations in China. Labor and overhead expenses related to Nam Tai's Chinese factory amounted to 10.9% of the Company's total expenses before operating income during the year ended December 31, 1997 and 8.7% during the year ended December 31, 1996, the increase principally resulting from the expansion of the facility.

EXCHANGE RATES

        The Company sells a majority of its products in U.S. dollars and pays for its material components in Japanese yen, U.S. dollars and Hong Kong dollars. It pays labor costs and overhead expenses in renminbi, the currency of China (the basic unit of which is the yuan), Hong Kong dollars and Canadian dollars. The exchange rate of the Hong Kong dollar to the United States dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to $1.00 through the currency issuing banks in Hong Kong and accordingly has not in the past presented a currency exchange risk.

        At the end of 1997 and early 1998, in light of the currency turmoil experienced by many other Southeast Asian countries, there has been increasing pressure for a devaluation of the currencies of Hong Kong and China. While the Governments of Hong Kong and China have indicated they will support their currencies, possible devaluations may occur. While the Company expects that it may initially benefit from such devaluations through their effect of reducing expenses when translated into U.S. dollars, such benefits could be outweighed if it causes a destabilizing downturn in China's economy, creates serious domestic problems in China, increases the Company's borrowing costs in Hong Kong or creates other problems adversely affecting the Company's business.

        Canadian operations are relatively small with the percentage of expense in Canadian dollars representing 1.4% of the total expenses for the year ended December 31, 1997.

        Management believes the Company's most significant foreign exchange risk results from material purchases made in Japanese yen. Approximately 23%, 28% and 33% of Nam Tai's material costs have been in Japanese yen during the years ended December 31, 1997, 1996 and 1995, respectively. Sales made in yen account for approximately 6.3% of sales for the year ended December 31, 1997, 15% of sales for 1996 and 18% of sales for 1995. The net currency exposure has increased as a result of decreased sales in yen not being fully offset by the decrease in material purchases in yen. The Company also believes its customers will accept an increase in the selling price of manufactured products if the exchange rate of the yen appreciates beyond a range of 5% to 10% although such customers may also request a decrease in selling price in the event of a depreciation of the Japanese yen. The Company's belief is based on oral agreements with its principal customers which management believes are customary between OEMs and their suppliers. However, there can be no assurance that such agreements will be honored, and the refusal to honor such an agreement in the event of a severe fluctuation of the yen at a time when sales made in yen are insufficient to cover material purchases in yen would materially and adversely affect the Company's operations.

        Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equaled the market rate. Since the market and official renminbi rates were unified, the value of the renminbi against the dollar has been stable. This is in spite of significant inflation during 1994 and 1995 which placed devaluation pressure on the renminbi. The Chinese Government took steps to restrict credit to counteract these pressures, which taken together with the net inflow of capital into China, resulted in stability of the currency against the United States dollar.

        The Company believes because its Chinese operations presently are confined to manufacturing products for export, any devaluation of the renminbi would benefit Nam Tai by reducing its costs in China provided that action or other economic pressures do not lead to fundamental changes in the present economic climate in China.

        Foreign exchange transactions involving the renminbi take place through the Bank of China or other institutions authorized to buy and sell foreign exchange or at an approved foreign exchange adjustment center (known as a "swap center"). In the past, when exchanging Hong Kong dollars for Chinese renminbi, the Company used a swap center to obtain the best possible rate. When translating the Chinese company account into U.S. dollars, the Company uses the same exchange rate as quoted by the Bank of China. Since January 1, 1994, when China adopted a floating currency system (whereby the official rate is equal to the market rate), swap centers and banks in China offer essentially the same market rates, facilitating the exchange of Hong Kong dollars for renminbi. The adoption of a floating currency system has had no material impact on the Company.

        On April 1, 1996, new regulations on foreign exchange were implemented by the government of China. Trade-related foreign exchange receipts and disbursements are generally not subject to restriction in accordance with the provisions on settling, selling or buying foreign exchange. Capital account foreign exchange receipts and disbursements are subject to control, and organizations in China are restricted in foreign currency transactions which must take place through designated banks.

        Beginning on November 30, 1996, the Chinese renmimbi has become fully convertible under the current accounts. There are now no restrictions on trade-related foreign exchange receipts and disbursements in China.

        The Company may elect to hedge its currency exchange risk when it judges such action may be required. In an attempt to lower the costs of expenditures in foreign currencies, management will periodically enter into forward contracts to buy or sell foreign currency(ies) against the U.S. dollar through one of its banks. A buy contract allows Nam Tai to buy a targeted currency at a fixed price for up to one year, but which the Company will normally books forward six months. Conversely, a sale contract allows the Company to sell the currency at a fixed price during the contract period. The type of contract and currency the Company enters into depends on whether management believes the currency will rise or fall against the dollar in the succeeding period. Nam Tai will enter into buy forward contracts if it appears the currency will rise, and sell forward contracts if it appears the currency will fall against the dollar. If there is a fluctuation in the two currencies a gain or loss occurs between the buy forward exchange rate and the sell forward exchange rate. The Company enters into foreign currency contracts in order to manage foreign exchange exposures. However, since the foreign currency contracts are not intended to hedge identifiable foreign currency commitments, as required by generally accepted accounting principles, the contracts are marked to the market with any realized and unrealized gains or losses recorded as other income (loss) - net.

        As at December 31, 1997 and December 31, 1996, the Company had no open forward contracts while at December 31, 1995 there were open forward contracts amounting to $60,000. During 1997 and 1996, Nam Tai recorded no gain or loss from hedging transactions. During 1995 the Company realized a gain of $52,000 from hedging activities. These exchange gains were caused by the difference between the buy forward rate and sell forward rate for exchange contracts between the foreign currencies entered into by the Company. The Company is continuing to review its hedging strategy and there can be no assurance that Nam Tai will not suffer losses in the future as a result of currency hedging.

YEAR 2000 ISSUE

        Many existing computer programs, including some programs used by the Company, use only two digits to identify a year in the date field. These programs were designed without considering the impact of the upcoming change in the century. If not corrected, these computer applications and systems could fail or create erroneous results by, at, or after the year 2000. Based on the Company's investigation to date, management does not anticipate that the Company will incur material operating expenses or be required to incur material costs to be year 2000 compliant. To the extent the Company's systems are not fully year 2000 compliant, there can be no assurance that potential systems interruptions or the cost necessary to update software would not have a material adverse effect on the Company's business, financial condition, results or operations and business prospects. In addition, in the event that the Company's significant customers and suppliers do not successfully and timely achieve year 2000 compliance, the Company's business or operations could be adversely affected.

NEW ACCOUNTING STANDARDS

        In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share. The new rule requires specific disclosure of both diluted earnings per share and earnings per common share calculated without the dilutive impacts of outstanding stock options or convertible securities. As disclosed in Note 1(e) of Notes to Consolidated Financial Statements appearing in Item 18. of this Report, the Company has adopted this method of accounting for earnings per share.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Management

        The directors and executive officers of the Company are as follows:


Name                                          Position with Company
----                                          ---------------------
M. K. Koo                                     Chairman of the Board, Chief Financial Officer and
                                              Director
Tadao Murakami                                Chief Executive Officer, Vice-Chairman and Director
Hidekazu Amishima                             General Manager of NTES
Y.C. Chang                                    Vice General Manager of NTES
Charles Chu                                   Director
Stephen Seung                                 Director


        M. K. KOO. Mr. Koo has served as Chairman of the Board and a Director of Nam Tai and its predecessor companies since inception. Mr. Koo assumed the role as Chief Financial Officer of the Company from April 1997 until January 1998 and again in February 1998 and to date continues to serve in that position. The Company is in the process of seeking to recruit a new Chief Financial Officer. Mr. Koo also serves on the Company's audit committee. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.

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

        Y.C. CHANG. Mr. Chang joined the Company in 1991 and assumed the position of Assistant General Manager of Production before being promoted to Vice General Manager of NTES in late 1997. Mr. Chang is in charge of production at the Company's Shenzhen, China manufacturing facility. Prior to joining Nam Tai he was Assistant Production Manager for Inventec Co. Ltd. and Production and Quality Control Manager for Supercom Co. Ltd.

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

        The aggregate amount of compensation paid by Nam Tai and its subsidiaries during the year ended December 31, 1997 to all directors and officers as a group for services in all capacities was approximately $1,697,000. The Company also provides additional compensation in the form of housing for its Chief Executive Officer in Hong Kong.

        In August 1990, the Company fixed compensation for loss of office at $500,000 for Mr. M. K. Koo and $300,000 for Mr. Tadao Murakami. The Company also fixed the age of retirement for directors at age 65 years. At December 31, 1995, the Company had accrued the entire $800,000. In March 1996, Mr. Koo agreed to release the Company from its obligation to pay compensation for loss of office in exchange for the Company's agreement to reduce the final purchase price of the property purchased by Mr. Koo from the Company by $450,000. This agreement was subsequently reversed in July 1997 when Mr. Koo agreed to pay the full purchase price without applying the $450,000 discount. The amount owing in respect of the purchase of the property was fully paid by Mr. Koo in August 1997. See Item 13. Interest of Management in Certain Transactions.

        Directors who are not employees of the Company nor any of its subsidiaries are paid $1,000 per month for services as a director, $750 per meeting attended in person, and $500 per meeting attended by telephone. In addition they are reimbursed for all reasonable expenses incurred in connection with services as a director.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR ITS SUBSIDIARIES

        At March 1, 1998, the Company had outstanding options to purchase an aggregate of 53,333 Common Shares. These options were granted under the Company's 1993 stock option plan on January 12, 1996 and vest, in equal annual installments on January 12, 1998 and January 12, 1999 and are exercisable at $10.50 per share (which was the fair market value on the date of grant) and expire on January 11, 2001.

        At March 1, 1998, the Company had outstanding warrants to purchase an aggregate of 3,127,129 Common Shares. Of these, 2,997,129 warrants which were issued to the public in the 1997 Offering (the "Warrants") are exercisable to purchase 2,997,129 Common Shares at $20.40 per share until November 24, 2000 and 130,000 warrants are exercisable beginning November 30, 1998 to purchase 130,000 Units (consisting of one Common Share and one Warrant) at $20.40 per Unit until November 24, 2000.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

        In January 1995, Nam Tai entered into an arrangement with Mr. M. K. Koo, Chairman of the Company, requiring him to purchase a residential property in West Vancouver, British Columbia, Canada no later than December 31, 1995 at the higher of book value or market value. At December 29, 1995, Mr. Koo purchased the property for book value in the amount of $2,620,445 delivering to the Company a promissory note due on December 31, 1997. In March 1996, Mr. Koo agreed to release the Company from its obligation to pay $500,000 compensation for loss of office in exchange for the Company's agreement to reduce the final purchase price of the property purchased by Mr. Koo from the Company by $450,000. This agreement was subsequently reversed in July 1997 when Mr. Koo agreed to pay the full purchase price without the $450,000 discount. In August 1997, Mr. Koo paid the promissory note in full to the Company.

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

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR THE COMPANY'S SECURITIES

         Not Applicable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

        Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

        The following financial statements are filed as part of this Report:


                                                                                Page No.
                                                                                --------
Report of Independent Accountants ..........................................       39

Consolidated Statements of Income for the years ended December 31, 1997,
  December 31, 1996 and December 31, 1995 ..................................       40

Consolidated Balance Sheets as of December 31, 1997 and December 31, 1996 ..       41

Consolidated Statement of Changes in Shareholders' Equity for the years
  ended December 31, 1997, December 31, 1996 and December 31, 1995 .........       42

Consolidated Statements of Cash Flows for the years ended December 31, 1997,
  December 31, 1996 and December 31, 1995 ..................................       43

Notes to Consolidated Financial Statements .................................       44


        All other schedules for which provisions made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

PRICE WATERHOUSE [LOGO]

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
NAM TAI ELECTRONICS, INC.


We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the related statements of income, shareholders' equity, and cash flows for each of the three years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years ended December 31, 1997, 1996 and 1995 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(e) to the consolidated financial statements, the Company changed its method of accounting for earnings per share in 1997.





/s/PRICE WATERHOUSE
----------------------
PRICE WATERHOUSE
Certified Public Accountants

HONG KONG
March 11, 1998

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. Dollars except share data)


                                                                Year ended December 31,
                                                      -------------------------------------------
                                                        1997             1996             1995
                                                      ---------        ---------        ---------
Net sales                                             $ 132,854        $ 108,234        $ 121,240
Cost of sales                                            98,130           86,049           98,088
                                                      ---------        ---------        ---------

 Gross profit                                            34,724           22,185           23,152
                                                      ---------        ---------        ---------

Costs and expenses
 Selling, general and
  administrative expenses                                13,799           12,702           11,441
 Research and development expenses                        1,909              950              945
                                                      ---------        ---------        ---------

                                                         15,708           13,652           12,386
                                                      =========        =========        =========

Income from operations                                   19,016            8,533           10,766

 Net gain/(loss) on disposal of property, plant
   and equipment                                          4,350             (123)               0
 Other income - net (Note 5)                              7,791            1,253              225
 Interest expense                                           (39)             (89)            (161)
                                                      ---------        ---------        ---------

Income from consolidated companies
 before income taxes                                     31,118            9,574           10,830

Income tax (expense) benefit (Note 8)                      (279)            (158)             589
                                                      ---------        ---------        ---------

Net income                                            $  30,839        $   9,416        $  11,419
                                                      =========        =========        =========



Basic earnings per share                              $    3.70        $    1.17        $    1.42
                                                      =========        =========        =========

Diluted earnings per share                            $    3.68        $    1.16        $    1.40
                                                      =========        =========        =========


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)


                                                     As at December 31,
                                                 --------------------------
                                                   1997             1996
                                                 ---------        ---------
ASSETS

Current assets:
  Cash and cash equivalents (Note 12)            $ 102,411        $  17,741
  Accounts receivable, net                          16,985           16,589
  Inventories (Note 3)                               9,838           10,511
  Prepaid expenses and deposits                      3,788            1,768
                                                 ---------        ---------

      Total current assets                         133,022           46,609
                                                 ---------        ---------
Long term investments (Note 4)                         833            4,050
                                                 ---------        ---------

Property, plant and equipment, at cost              44,295           46,751
    Less: Accumulated depreciation and
     amortization                                  (11,853)         (10,264)
                                                 ---------        ---------

                                                    32,442           36,487
                                                 ---------        ---------
Other assets                                         1,491            1,245
                                                 ---------        ---------

Total assets                                     $ 167,788        $  88,391
                                                 =========        =========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable                                  $   1,814        $   5,186
  Accounts payable and accrued expenses             17,551           16,184
  Income taxes payable                                 187               31
                                                 ---------        ---------

      Total current liabilities                     19,552           21,401
                                                 ---------        ---------
Shareholders' equity:
  Common shares (Note 13)                              112               78
  Additional paid-in capital                        80,044           28,572
  Stock option grants (Note 13(b))                       0              305
  Retained earnings                                 68,050           38,007
  Foreign currency translation adjustment               30               28
                                                 ---------        ---------

Total shareholders' equity                         148,236           66,990
                                                 =========        =========

Total liabilities and shareholders' equity       $ 167,788        $  88,391
                                                 =========        =========


Commitments and contingencies (Note 11)

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of U.S. Dollars except shares outstanding)


                                     Common Shares                                                        Foreign        Total
                                -------------------------    Additional      Stock                        Currency       Share-
                                   Shares                     Paid-in        Option        Retained      Translation    holders'
                                Outstanding     Amount        Capital        Grants        Earnings      Adjustment      Equity
                                -----------   -----------   -----------    -----------    -----------    -----------   -----------
Balance at December 31, 1994      7,993,027   $        80   $    27,645    $      631    $    20,118     $       (25)  $    48,449

Shares issued on exercise
  of options                         70,150            --           537          (161)            --              --           376

Options cancelled                        --            --            --            (3)            --              --            (3)

Net income                               --            --            --            --         11,419              --        11,419

Dividends                                --            --            --            --           (120)             --          (120)

Foreign currency translation
  adjustments                            --            --            --            --             --              52            52
                                -----------   -----------   -----------    -----------    -----------   ------------   -----------

Balance at December 31, 1995      8,063,177   $        80   $    28,182   $       467    $    31,417    $         27   $    60,173

Share buy-back program             (273,500)           (3)           --            --         (2,583)             --        (2,586)

Shares issued on exercise
  of options                         47,550             1           390           (91)            --              --           300

Options cancelled                        --            --            --           (71)            --              --           (71)

Net income                               --            --            --            --          9,416              --         9,416

Dividends                                --            --            --            --           (243)             --          (243)

Foreign currency translation
  adjustments                            --            --            --            --             --               1             1
                                -----------   -----------   -----------   -----------    -----------    ------------   -----------

Balance at December 31, 1996      7,837,227   $        78   $    28,572   $       305    $    38,007    $         28   $    66,990


Share buy-back program               (1,000)           --            --            --            (10)             --           (10)

Shares issued on exercise
  of options                        386,667             4   $     3,802          (305)            --              --         3,501

Shares and warrants issued
  on rights offering              2,997,129            30        47,670            --             --              --        47,700

Net income                               --            --            --            --         30,839              --        30,839

Dividends                                --            --            --            --           (786)             --          (786)

Foreign currency translation
  adjustments                            --            --            --            --             --               2             2
                                -----------   -----------   -----------    ----------    -----------    ------------   -----------

Balance at December 31, 1997     11,220,023   $       112   $    80,044   $         0    $    68,050    $         30   $   148,236
                                ===========   ===========   ===========   ===========    ===========    ============   ===========



See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. Dollars)



                                                                                      Year ended December 31,
                                                                            -------------------------------------------
                                                                              1997             1996             1995
                                                                            ---------        ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                $  30,839        $   9,416        $  11,419
                                                                            ---------        ---------        ---------
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation                                                                 4,331            2,675            2,560
   (Gain)/loss on disposal of property,
    plant and equipment                                                        (4,350)             123               --
   (Gain)/loss on disposal of long term investment                             (5,488)              --               --
   Changes in current assets and liabilities:
    (Increase) decrease in accounts receivable                                   (396)           1,110           (5,955)
    Decrease (Increase) in inventories                                            673              (86)          (1,338)
    (Increase) in prepayments and deposits                                     (2,020)            (243)            (517)
    (Decrease) in notes payable                                                (3,372)            (134)            (797)
    Increase in accounts payable and
     accrued expenses                                                           1,330            2,776            2,876
    Increase (decrease) in income taxes payable                                   156              (76)            (519)
                                                                            ---------        ---------        ---------
   Total adjustments                                                           (9,136)           6,145           (3,690)
                                                                            ---------        ---------        ---------
Net cash provided by operating activities                                      21,703           15,561            7,729
                                                                            ---------        ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from disposal of property,
  plant and equipment                                                           7,666               --               12
 Proceeds from disposal of long term investment                                 8,717               --               --
 Additions to property, plant and equipment                                    (3,602)         (11,650)         (13,696)
 Additions to other assets                                                       (246)            (541)            (379)
Purchase of long term investment                                                  (12)            (119)              --
                                                                            ---------        ---------        ---------

Net cash provided by (used in) investing activities                            12,523          (12,310)         (14,063)
                                                                            ---------        ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Share buy-back program                                                           (10)          (2,583)              --
(Decrease) in short-term bank loans and overdraft                                  --             (273)            (290)
 Additional shares issued, net                                                  3,501              226              373
 Proceeds from shares issued on rights offering, net                           47,700               --               --
 Dividends paid                                                                  (749)            (243)            (120)
                                                                            ---------        ---------        ---------

Net cash provided by (used in) financing activities                            50,442           (2,873)             (37)
                                                                            ---------        ---------        ---------
Foreign currency translation adjustments                                            2                1               52
                                                                            ---------        ---------        ---------
Net increase (decrease) in cash and cash equivalents                           84,670              379           (6,319)

Cash and cash equivalents at beginning of period                               17,741           17,362           23,681
                                                                            ---------        ---------        ---------

Cash and cash equivalents at end of period                                  $ 102,411        $  17,741        $  17,362
                                                                            =========        =========        =========

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:

Interest paid                                                               $      39        $      89        $     186
                                                                            =========        =========        =========

Income taxes paid                                                           $     123        $     234        $      47
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

     c      Inventories

            Inventories are stated at the lower of cost and market value. Cost is determined on the first-in, first-out basis.

     d      Property, plant and equipment

            Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction in Canada. Capitalized interest was nil, $12,650 and $12,650 for the years ended December 31, 1997, 1996 and 1995 respectively. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred.

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

            All land in the PRC is owned by the government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus all of the Company's land purchases in the PRC are considered to be land leaseholds and are amortized on the straight line basis over the respective term of the right to use the land.

            Depreciation and amortization rates computed using the straight-line method are as follows:


            Classification                                                              Rate
            --------------                                                              ----
            Long-term leasehold buildings ...........................................  2%-4.5%
            Freehold buildings    ...................................................  3.3%-4%
            Furniture and fixtures...................................................  18%-25%
            Machinery and equipment..................................................  9%-25%
            Molds and tools       ...................................................  18%-25%
            Motor vehicles        ...................................................  18%-25%
            Leasehold improvements...................................................  18%-33%

     d      Property, plant and equipment (cont'd)

            In 1996, management reassessed the useful life of certain plant and equipment assets and changed their estimated useful life from four to five years effective January 1, 1996. As a result of this change, the 1997 and 1996 depreciation expenses were lower by $835,000 and $860,000 respectively, than they would have been had an estimated life of four years been used.

     e      Per share amounts

            In 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS 128 requires that entities present basic and diluted per share amounts for income from continuing operations and net income on the face of the statement of income, regardless of the magnitude of their difference.

            Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.

            Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

            In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of warrants and options.

     f      Foreign currency translations

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

            All transactions in currencies other than functional currencies during the year are translated at the exchange rates existing on the respective transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than functional currencies are translated at the exchange rates existing on that date. Exchange differences arising are dealt with in the statement of income.

            The financial statements of all subsidiaries with functional currencies other than the United States dollar are translated in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". With the exception of Namtai Electronic (Shenzhen) Co. Ltd. ("NTES"), Zastron Plastic & Metal Products (Shenzhen) Ltd. ("Zastron") and Shenzhen Namtek Co. Ltd. ("Namtek"), which are companies incorporated in the PRC, all assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. Also with the exception of the abovenamed PRC companies, all exchange differences arising from translation of subsidiaries' financial statements are dealt with as a separate component of equity.

     f      Foreign currency translations (cont'd)

            As NTES, Zastron and Namtek act as production centers for the Company, the Company controls their operations and the majority of their transactions are made in Hong Kong dollars. Therefore, the Hong Kong dollar has been determined to be the functional currency of NTES, Zastron and Namtek. Accordingly, all monetary assets and liabilities are translated at the rates of exchange ruling at the balance sheet date, non-monetary assets and liabilities are translated at the historical rate, all income and expense items are translated at the average rates of exchange over the year and all translation adjustments resulting from the conversion of NTES, Zastron and Namtek's financial statements to Hong Kong dollars are taken to the statement of income. Exchange rates used to translate and remeasure transactions and balances of NTES, Zastron and Namtek are the rates quoted by the Bank of China.

     g      Income taxes

            The Company provides for all taxes based on income whether due at year end or estimated to become due in future periods but based on profits earned to date. However, under the current tax legislation in the People's Republic of China ("PRC"), the Company has reasonable grounds to believe that income taxes paid in respect of any year would be refunded after the profits earned in that year are reinvested in the business by way of subscription for new shares. Accordingly, any PRC tax paid during the year is recorded as an amount receivable at year end when an application for reinvestment of profits has been filed and refund is expected. Deferred income taxes are provided to recognize the effect of the difference between the financial statement and income tax bases of measuring assets and liabilities.

     h      Staff retirement plan costs

            The Company's contributions to the staff retirement plan (Note 6) are charged to the statement of income as incurred.

     i      Deferred Compensation Arrangement costs

            For the years 1990 through 1994, the liability relating to the Deferred Compensation Arrangement (Note 7) was provided ratably over the future employment periods of the beneficiaries of the plan until their dates of retirement or earlier departure from the Company. At December 31, 1995, the remaining balance was fully provided for. Consequently, for the years ended December 31, 1997 and 1996, no further provision was made.

     j      Cash and cash equivalents

            Cash equivalents include certificates of deposit having a maturity date of three months or less upon acquisition.

     k      Currency contracts

            The Company enters into forward currency contracts in its management of foreign currency exposures. Since the forward currency contracts are not intended to hedge identifiable foreign currency commitments, generally accepted accounting principles require that the contracts are marked to market with the net realized or unrealized gains or losses recognized in other income. (Note 2).

     l      Long term investments

            Long term investments are stated at the lower of cost and market value.

     m      Research and development costs

            Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. The amounts charged against income were $1,909,168, $949,941 and $945,333 for the years ended December 31, 1997, 1996 and 1995 respectively.

     n      Stock options

            SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting rules under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", but with additional financial statement disclosure. The Company plans to continue to account for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosure to that effect in Note 13 (b).

2    Financial Instruments

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, term deposits and trade receivables.

     The Company's cash and cash equivalents and term deposits are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company's exposure to concentration of credit risk.

     The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited.

     All of the Company's significant financial instruments at December 31, 1997 are reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts which approximate their fair value.

     From time to time, the Company hedges its currency exchange risk, which primarily arises from materials purchased in currencies other than the United States dollar, through the purchase and sale of forward currency contracts. Such contracts typically allow the Company to buy or sell currency at a fixed price for up to one year, but the Company normally books forward six months. At December 31, 1997 and at December 31, 1996, there were no open forward currency contracts.

3    Inventories

     Inventories consist of (in thousands):


                                                         As at December 31,
                                                   -----------------------------
                                                     1997                  1996
                                                   -------               -------
Finished goods .....................               $ 1,241               $   576
Work-in-progress ...................                 1,399                 2,548
Raw materials ......................                 7,198                 7,387
                                                   -------               -------
                                                   $ 9,838               $10,511
                                                   =======               =======


4    Long Term Investments

     In December 1994, the Company purchased 14.04% or 477,370 of the outstanding common shares of Deswell Investment Holdings Limited ("Deswell"), a supplier of plastic parts to the Company, for a total consideration of $3,931,284. In 1995, Deswell changed its name to Deswell Industries, Inc. and completed its initial public offering which reduced the Company's ownership to approximately 10.5% at December 31, 1995. In July 1996, the Company elected to exercise warrants which increased its holdings by 12,000 shares to 489,370 or 10.6% of the outstanding common shares of Deswell Industries, Inc. In February 1997, the Company elected to exercise warrants which increased its holdings by 1,152 shares to 490,522 or 10.2% of the outstanding common shares of Deswell at March 31, 1997.

     During the year ended December 31, 1997, the Company sold 390,000 shares of Deswell realizing a net gain of $5,487,675.

5    Other Income - Net

     Other income - net consists of (in thousands):


                                                                           As at December 31,
                                                                --------------------------------------
                                                                  1997           1996            1995
                                                                --------       -------         -------
     Foreign exchange gains...................................   $  500        $    20         $    52
     Interest income..........................................    1,847          1,092           1,548
     Bank charges.............................................     (343)          (406)           (490)
     Gain on disposal of investments..........................    5,488              -               -
     Offering costs written off...............................        -              -            (334)
     Full provision for Deferred Compensation
      Arrangement (Note 7)....................................        -              -            (560)
     Special bonus............................................        -              -            (376)
     Donations................................................     (351)
     Miscellaneous income ....................................      650            547             385
                                                                --------       -------         -------
                                                                $  7,791       $ 1,253         $   225
                                                                ========       =======         =======


6    Staff Retirement Plan

     The Company maintains staff retirement plans (defined contribution pension plans) which cover certain of its employees. The cost of the Company's contributions amounted to $55,050, $92,399 and $80,545 for the years ended December 31, 1997, 1996 and 1995 respectively.

7    Deferred Compensation Arrangement

     In August 1990, the Company agreed to provide compensation in the event of loss of office, for whatever reason, for two officers. The amount of compensation to be ultimately provided is $500,000 for Mr. M. K. Koo, the Chairman of the Company and $300,000 for Mr. T. Murakami, the Vice Chairman and Chief Executive Officer of the Company. A provision of $40,000 was made in each of the years ended December 31, 1995 and 1994. At December 31, 1995, the balance of the deferred compensation arrangement, which amounted to $560,000, was provided for. For the year ended December 31, 1996, pursuant to an agreement between Mr. Koo and the Company, Mr. Koo elected to apply an amount of $450,000 payable to him under the provision for compensation for loss of office against an amount receivable from him. In July 1997, Mr. Koo reversed the election and retained his right to receive the sum of $500,000 for the compensation of loss of office.(Note 10).

8    Income Taxes

     Under the current British Virgin Islands law, the Company's income is not subject to taxation. Subsidiaries, primarily operating in Hong Kong and the PRC, are subject to income taxes as described below.

     The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (1996 and 1995: 16.5%) to the estimated taxable income earned in or derived from Hong Kong during the period.

     Deferred tax, where applicable, is provided under the liability method at the rate of 16.5% (1996 and 1995: 16.5%), being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of measuring assets and liabilities.

     The basic corporate tax rate for Foreign Investment Enterprises ("FIE's") in the PRC, such as the Company's subsidiary companies NTES, Zastron and Namtek, is currently 33% (30% state tax and 3% local tax). However, because NTES, Zastron and Namtek are located in the designated Special Economic Zone ("SEZ") of Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%.

     In addition, the local tax authorities in the Shenzhen SEZ are not currently assessing any local tax. Since NTES, Zastron and Namtek have agreed to operate for a minimum of ten years in the PRC, a two year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIE's such as NTES, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from years in which a tax holiday is available, there is an overall minimum tax rate of 10%. In 1990 and 1991, NTES qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of NTES in 1992, 1993 and 1994, and 10% in 1995, 1996 and 1997. In 1992 and 1993, Zastron qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of Zastron in 1994, 1995 and 1996 and 15% in 1997. In 1996 and 1997, Namtek qualified for a tax holiday.

     Notwithstanding the foregoing, an FIE whose foreign investor directly reinvests by way of subscription for new shares its share of profits obtained from that FIE in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. The Company has gained reasonable assurance through previous experience that when profits are reinvested, PRC taxes paid are refunded in full.

     NTES qualified for such refunds of its 1994 and 1995 taxes as a result of reinvesting its profits earned in those years. Zastron qualified for such refund of its 1994 and 1995 taxes as a result of reinvesting its profits in those years.

     The tax refunds received or receivable during the three years ended December 31, 1995, 1996 and 1997 were as follows (in thousands):


                            Taxation                                   Date
              Company         Year          Paid       Refunded       Received
              -------         ----          ----       --------       --------
              NTES            1994      $    714       $    714       Aug 1995
                              1995      $    919       $    919       Dec 1996
                              1996      $    835              -       Awaiting refund
                              1997      $  1,725              -       Application for reinvestment of
                                                                      profits in progress

              Zastron         1994      $     68       $     68       Aug 1995
                              1995      $     31       $     31       Aug 1997
                              1996      $      -              -
                              1997      $      2              -


     The current and deferred components of the income tax (expense) benefit appearing in the statements of income are as follows (in thousands):


                                                                          Year ended December 31,
                                                                        ---------------------------
                                                                         1997       1996      1995
                                                                        -----      -----      -----
            Current tax...............................................  $(279)     $(158)     $589
            Deferred tax..............................................      -          -         -
                                                                        -----      -----      ----
                                                                        $(279)     $(158)     $589
                                                                        =====      =====      ====


     A reconciliation of the income tax (expense) benefit to the amount computed by applying the current tax rate to the income from continuing operations before taxes in the consolidated statements of income is as follows (in thousands except tax rate):


                                                                         Year ended December 31,
                                                                  ----------------------------------
                                                                    1997          1996        1995
                                                                  --------       -------     -------
     Profit before tax........................................... $ 31,118       $ 9,574     $10,830

     PRC minimum tax rate........................................     10.0%         10.0%       10.0%

     Income tax expense at PRC minimum
      tax rate on income from
      consolidated companies before
      income taxes ......................................         $ (3,112)      $  (957)    $(1,083)

                                                                         Year ended December 31,
                                                                  ----------------------------------
                                                                    1997          1996        1995
                                                                  --------       -------     -------
     Effect of difference between Hong Kong
      and PRC tax rates applied to Hong Kong
      income.................................................         (375)         (180)       (265)

     Effect of Canadian net (losses) profits for
      which no income tax (benefit) expense is required
      or (available) payable.....................................      811          (384)       (323)

     Effect of PRC tax concessions, giving rise to
      no PRC tax liability.......................................    1,712         1,034         974

     Reversal of subsidiary's tax provision......................        0             0         314
     Income tax refund...........................................        0             0         391
     Tax (expense)benefit arising from
     items which are not assessable
     for tax purposes:
      Gain on disposal of lands in Hong Kong.....................      899             0           0
     Other.......................................................     (214)          329         581
                                                                  --------       -------     -------
                                                                  $   (279)      $  (158)    $   589
                                                                  ========       =======     =======


     No income tax arose in the United States of America in any of the periods presented.

     In prior years, the purchase cost of patents and trademarks and certain expenses incurred by a subsidiary, Nam Tai Supplies Ltd., were claimed as tax deductible expenses. The Hong Kong Inland Revenue Department ("IRD") has taken issue on the deductibility of these expenses and issued revised assessments to recover taxes of $995,000. In January 1994, the IRD petitioned the Hong Kong court to wind up the subsidiary for non-payment of assessed taxes. A winding up order was made on March 9, 1994, and the Official Receiver was appointed as liquidator. In 1995, the tax provision of $314,000 for this subsidiary was reversed as the subsidiary is in the process of liquidation pursuant to the winding up order and is insolvent.

9    Investment in Subsidiaries


                                                                                       Percentage of
                                                                                         Ownership
                                                                                     ------------------
     Consolidated                               Country of        Principal          As at December 31,
     Subsidiaries                               Incorporation     Activity           1997          1996
     ------------                               -------------     ---------          ----          ----
     Nam Tai Electronic &
       Electrical Products
       Ltd.                                     Hong Kong         Trading            100%          100%

     Nam Tai Electronics
       (Canada) Ltd.                            Canada            Services           100%          100%

     Namtai Electronic (Shenzhen)
       Co. Ltd.                                 PRC               Manufacturing      100%          100%

     Zastron Plastic & Metal
        Products (Shenzhen) Ltd.                PRC               Manufacturing      100%          100%

     Shenzhen Namtek
       Co. Ltd.                                 PRC               Software
                                                                  Development        100%          100%


     Retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company's PRC subsidiaries, there are restrictions on the purchase of materials by these companies, the payment of dividends and the removal of dividends from the PRC. In the event that dividends are paid by the Company's PRC subsidiaries, such dividends will reduce the amount of reinvested profits (Note 8) and accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested. However, the Company believes that such restrictions will not have a material effect on the group's liquidity or cash flows.

10   Related Party Transactions

     In June 1995, the Company completed the construction of a residential property pursuant to an agreement dated January 13, 1995. As the property had not been sold to a third party by December 31, 1995, Mr. M.K. Koo, the Chairman of the Company, purchased the property for book value of $2,620,000 being the higher of the market value and book value of the property as required by the contract. At December 31, 1995 this amount was included in accounts receivable. In March 1996, Mr. Koo elected to apply $450,000 available from his compensation for loss of office against the account receivable. The balance outstanding of the accounts receivable at December 31, 1996 amounting to $2,120,000 was repayable by Mr. Koo on or before December 31, 1997. In July 1997, Mr. Koo reversed his election and retained his rights to receive the sum of $500,000 for compensation for loss of office and agreed to pay the full purchase price of $2,620,000 for the property. This amount was paid by Mr. Koo in full in August 1997.

11   Commitments and Contingencies

     a Pursuant to a land purchase and development agreement dated August 17, 1992 between NTES and Baoan County City Development Foundation, NTES was required to construct a multi-purpose business building of seven floors or more in Baoan City, Shenzhen, PRC. At December 31, 1997, the Company had invested $452,000 in land purchase cost and in capitalized design fees, net of accumulated amortisation of $36,000 in respect of the land use right. In January 1998, the Company disposed of its interest in the property for $320,000, realizing a loss on disposal of $132,000. The loss on disposal has been accounted for in the statement of income for the year ended December 31, 1997.

     b      Lease commitments

            At December 31, 1997, there were annual commitments under operating leases which relate to land and buildings as follows (in thousands):


            - 1998 .................................................  $   808
            - 1999 .................................................      523
            - 2000 .................................................      443
            - 2001 .................................................      443
            - 2002 and thereafter...................................    2,731
                                                                      -------
                                                                      $ 4,948
                                                                      =======


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

12   Banking Facilities

     General banking facilities amounted to $43,200,000 at December 31, 1997, (December 31, 1996 - $49,200,000), with interest charged based on the Hong Kong prime rate for Hong Kong dollar transactions and banks' cost of funds rate for transactions in other currencies (effectively 9.50% and 1.625%, respectively at December 31, 1997).

     The total amount of banking facilities utilized as at December 31, 1997 was $3,318,000 (December 31, 1996: $7,629,000).

     The notes payable, which include trust receipts and shipping guarantees, may not agree to utilized banking facilities due to a timing difference between the Company receiving the goods and the bank issuing the trust receipt to cover financing of the purchase. The Company recognizes the outstanding letter of credit as a note payable when the goods are received, even though the bank may not have issued the trust receipt. However, this will not affect the total bank facility utilization, as an addition to trust receipts will be offset by a reduction in the same amount of outstanding letters of credit.

                                                           As at December 31,
                                                         ----------------------
                                                          1997            1996
                                                         -------        -------
Outstanding letters of credit ....................       $ 2,429        $ 3,688
Usance bills pending maturity ....................           889            619
Trust receipts and shipping guarantees ...........             0          3,322
                                                         -------        -------

Total banking facilities utilized ................         3,318          7,629

Less:
  Outstanding letters of credit ..................        (2,429)        (3,688)
Plus:
  Goods received but trust receipts not issued
    by the bank ..................................           925          1,245
                                                         -------        -------
Notes payable per balance sheets .................       $ 1,814        $ 5,186
                                                         =======        =======


     The trust receipts normally have terms from 90 to 100 days. The interest rate for the above facilities is normally prime plus 3/4% for all currencies.

     In the third quarter of 1995, the Company's bankers agreed to release the charges on previously pledged assets and to provide banking facilities with only the corporate guarantee from Nam Tai Electronics, Inc., the parent company, and its undertaking not to pledge any assets to any banks without the prior consent of the Company's bankers. For the years 1996 and 1997, banking facilities bore the corporate guarantee of Nam Tai Electronics, Inc.

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

            A summary of stock option activity is as follows:


                                                      Number of          Option Price
                                                       Options           Per Share
                                                       -------           ---------
Outstanding at December 31, 1994 .........            615,250            $5.35 & $11.00
Reissued .................................             40,750            $11.00
Exercised ................................            (70,150)           $5.35
Cancelled ................................            (25,000)           $11.00
Reissued .................................             10,000            $11.375
                                                      -------

Outstanding at December 31, 1995 .........            570,850            $5.35 & $11.00
                                                                         & $11.375
Exercised ................................            (47,550)           $5.35 & $11.00
Granted ..................................            170,000            $ 10.50
Cancelled ................................           (156,000)           $5.35 & $11.00
                                                      -------

                                                      Number of          Option Price
                                                       Options           Per Share
                                                       -------           ---------
Outstanding at December 31, 1996 .........            537,300            $5.35, $10.50,
                                                                         $11.00 &$11.375
Exercised ................................           (386,667)           $5.35, $10.50,
                                                                         $11.00 & $11.375
Granted ..................................                  0
Cancelled ................................            (97,300)           $5.35, $10.50,
                                                                                & $11.00
                                                      -------
Outstanding at December 31, 1997 .........             53,333            $10.50
                                                      =======

            Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                        1997           1996
                                                       ------         -----
Net Income           As Reported ................      30,839         9,416
                     Pro forma ..................      30,583         9,081

Earnings per share   As Reported ................        3.68         1.16
                     Pro forma ..................        3.65         1.12

            There were no stock options granted during the year. The weighted average fair value of options granted during 1996 was $4.52, using the Black-Scholes option-pricing model based on the following assumptions:

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

     c      Share buy-back program

            During 1997, the Company bought back 1,000 common shares of its outstanding capital stock at an average price of $9.49 per share.

     d      Shares and warrants issued on rights offering

            On October 10, 1997, the Company distributed to each holder of its common shares nontransferable rights (the "Rights") to subscribe for one unit for every three common shares owned at that date (referred to as the "Rights Offering"). The subscription price was $17.00 per unit. Each unit consisted of one common share and one redeemable common share purchase warrant. Each warrant is exercisable to purchase one common share at a price of $20.40 per share at any time from the date of their issuance until November 24, 2000. The common shares and the warrants included in the units will be separately transferable immediately on issuance of the common shares. The warrants are redeemable by the Company at any time at $0.05 per warrant if the average closing sale price of the common shares for 20 consecutive trading days within the 30-day period preceding the date the notice is given equals or exceeds $25.50 per share. The terms of the Rights Offering include an oversubscription privilege available to shareholders subject to certain conditions and a Standby Purchase Commitment made by the Standby Underwriters to the Rights Offering, subject to the terms and conditions of a Standby Underwriting Agreement made between the Company and the Standby Underwriters, and which includes purchase by the Standby Underwriters of Units not subscribed for by shareholders of the Company. Pursuant to the Rights Offering, 3,000,000, units were offered, with a subscription expiry date of November 24, 1997.

            During the period of the Rights Offering, shareholders of the Company exercised Rights to purchase a total of 2,267,917 units at $17.00 per unit and the Standby Underwriters purchased a total of 729,212 units at a price of $16.75, being the lower of the subscription price per unit and the closing bid price per common share as reported on The Nasdaq National Market on the subscription expiry date, as provided for under the Standby Underwriting Agreement. Gross proceeds raised amounted to $50,768,890 and net proceeds raised after deduction of expenses associated with the Rights Offering amounted to $47,700,000.

14    Earnings Per Share

      The calculations of basic earnings per share and diluted earnings per share are in accordance with SFAS No. 128 and are computed as follows (in thousands except shares and per share amounts):


                                                Year ended December 31, 1997
                                           -------------------------------------
                                                                         Per Share
                                            Income           Shares        Amount
                                           ---------       ---------       -----
Basic earnings per share
Income available to
  common shareholders ..............       $  30,839       8,324,320       $3.70

Effect of dilutive securities
Stock options ......................               0          66,970
                                           ---------       ---------

Diluted earnings per share
Income available to
  common shareholders ..............       $  30,839       8,391,290       $3.68
                                           =========       =========


     Warrants to purchase 2,997,129 shares of common shares at $20.40 were outstanding at December 31, 1997 but were not included in the computation of diluted earnings per share because the redeemable price of the warrants was greater than the average market price of the common shares during the relevant period.


                                               Year ended December 31, 1996
                                           -------------------------------------
                                                                         Per Share
                                             Income         Shares        Amount
                                           ---------       ---------       -----
Basic earnings per share
Income available to
  common shareholders ..............       $   9,416       8,040,497       $1.17

Effect of dilutive securities
Stock options ......................               0         101,634
                                           ---------       ---------

Diluted earnings per share
Income available to
  common shareholders ..............       $   9,416       8,142,131       $1.16
                                           =========       =========



                                                Year ended December 31, 1995
                                           -------------------------------------
                                                                        Per Share
                                            Income           Shares       Amount
                                           ---------       ---------       -----
Basic earnings per share
Income available to
  common shareholders ..............       $  11,419       8,018,252       $1.42

Effect of dilutive securities
Stock options ......................               0         153,498
                                           ---------       ---------

Diluted earnings per share
Income available to
  common shareholders ..............       $  11,419       8,171,750       $1.40
                                           =========       =========

15   Business Segment Information

     The Company operates principally in the consumer electronic products industry. The following is a summary of sales, income from continuing operations, assets by geographic area, sales by geographic area and sales to major customers (in thousands):


                                                             Year ended December 31,
                                                  -------------------------------------------
                                                     1997             1996             1995
                                                  ---------        ---------        ---------
Net sales from operations within Hong Kong:
   Unaffiliated customers                         $ 131,052        $ 105,170        $ 119,417
   Related parties                                       --               --               --
   Intersegment sales                                    --               --              353
                                                  ---------        ---------        ---------
                                                    131,052          105,170          119,770
  People's Republic of China:
   Unaffiliated customers                             1,802            3,064            1,445
   Intersegment sales                               123,115           95,669          112,804
                                                  ---------        ---------        ---------
                                                    124,917           98,733          114,249
  Canada:
   Unaffiliated customers                                --               --              378
Intersegment eliminations                          (123,115)         (95,669)        (113,157)
                                                  ---------        ---------        ---------

Total net sales                                   $ 132,854        $ 108,234        $ 121,240
                                                  =========        =========        =========

Income (loss) from operations within:
- People's Republic of China                         17,229           10,339           10,448
- Hong Kong                                           5,501            2,921            4,196
- Canada                                              8,109           (3,844)          (3,225)
                                                  ---------        ---------        ---------

Net income                                        $  30,839        $   9,416        $  11,419
                                                  =========        =========        =========


Identifiable assets by geographic area:
- People's Republic of China                         44,781           44,975           42,416
- Hong Kong                                          24,738           24,564           25,505
- Canada                                             98,269           18,852           11,360
                                                  ---------        ---------        ---------

  Total assets                                    $ 167,788        $  88,391        $  79,281
                                                  =========        =========        =========


     Intersegment sales arise from the transfer of finished goods between subsidiary companies operating in different areas. These sales are generally at estimated market prices.


                                                            Year ended December 31,
                                                  -------------------------------------------
                                                       1997             1996             1995
                                                  ---------        ---------        ---------
Net sales to customers by geographic area:
 - North America                                  $  65,432        $  36,595        $  36,730
 - Japan                                             30,972           30,483           41,532
 - Europe                                            19,105           13,187           16,003
 - Hong Kong                                          9,835           19,404           20,544
 - Other                                              7,510            8,565            6,431
                                                  ---------        ---------        ---------

Total net sales                                   $ 132,854        $ 108,234        $ 121,240
                                                  =========        =========        =========

The Company had sales to four major customers as follows:

Customer
A                                                 $  50,510        $  24,138        $  16,022
B                                                    46,868           41,569           58,124
C                                                    12,851           14,642           15,962
D (through customer B)                                8,409           17,395           21,805
                                                  ---------        ---------        ---------

                                                  $ 118,638        $  97,744        $ 111,913
                                                  =========        =========        =========

16    Comparative Amounts

      Certain comparative amounts have been reclassified to conform to the current year presentation.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

        (a) Financial Statements.  See list under Item 18. of this Report.

        (b) Exhibits. The following documents are filed as exhibits herewith, unless, otherwise specified and are incorporated herein by this reference:


Exhibit
Number                                 Exhibit
------                                 -------
2.1      Letter of Agreement dated August 15, 1997 renewing existing facilities with Credit Commercial De France.

2.2 Letter of Agreement dated 9 January 1998 renewing banking facilities with The Hongkong and Shanghai Banking Corporation Limited.

2.3      Standby Underwriting Agreement, dated October 30, 1997 between Nam Tai
         Electronics, Inc. and Joseph Charles & Associates, Inc.

2.4      Representative's Warrant Agreement, dated December 2, 1997 between Nam
         Tai Electronics, Inc. and Joseph Charles & Associates, Inc.

2.5      Counsel's Warrant Agreement, dated December 2, 1997 between Nam Tai
         Electronics, Inc. and Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation

2.6 Letter of Agreement dated August 29, 1996 revising banking facilities with The Sanwa Bank Limited Filed as Exhibit 2.5 to the Company's Form
         20-F for the fiscal year ended December 31, 1996 and hereby incorporated by reference.

2.7 Letter of Agreement dated September 18, 1996 making available credit facilities with Banque Worms Hong Kong Bank. - Filed as Exhibit 2.6 to the Company's Form 20-F for the fiscal year ended December 31, 1996 and hereby incorporated by reference.

2.8 Contract of Purchase and Sale dated December 29, 1995 with Mr. Koo regarding residential property in West Vancouver - Filed as Exhibit 2.8 to the company's Form 20-F for the fiscal year ended December 31, 1995 and hereby incorporated by reference.

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


                                            NAM TAI ELECTRONICS, INC.



Date:  March 27, 1998                       By: /s/ M. K. Koo
                                            ------------------------
                                            M. K. Koo
                                            Chairman of the Board

PRICE WATERHOUSE [LOGO]

CONSENT OF PRICE WATERHOUSE

We hereby consent to the incorporation of our report dated March 11, 1998 relating to the consolidated financial statements of Nam Tai Electronics, Inc. (the "Company") appearing in this annual report on Form 20-F into (1) the Registration Statement on Form S-8 of the Company (file no. 33-73954); (2) the Registration Statement on Form S-8 of the Company (file no. 333-27761); and (3) the Registration Statement on Form F-3 of the Company (file no. 333- 36135). We hereby further consent to the reference to us under the heading "Experts" in the Prospectus included as part of the aforementioned Registration Statement on Form F-3 (file number 333-36135).


/s/ PRICE WATERHOUSE
----------------------------
PRICE WATERHOUSE
Certified Public Accountants

HONG KONG, March 27, 1998