Form 20-F
period 1998-12-31
NAM TAI ELECTRONICS INC
filed 1999-03-31
CIK 829365

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------

                                    FORM 20-F

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       OR

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                       ----------------------------------

For the Fiscal Year Ended:                            Commission File Number:
    December 31, 1998                                          0-16673
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

         As of December 31, 1998, there were 9,812,523 Common Shares of the registrant outstanding.

         Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

                              Yes  X         No
                                 -----          -----

         Indicate by check mark which financial statement item the registrant has elected to follow:

                         Item 17.       Item 18.  X
                                 -----          -----


                            Exhibit Index on Page 66

                                TABLE OF CONTENTS


FINANCIAL STATEMENTS AND CURRENCY PRESENTATION..................................................................2
PART I
     Item  1.  Description of Business..........................................................................3
     Item  2.  Properties......................................................................................21
     Item  3.  Legal Proceedings...............................................................................22
     Item  4.  Control of the Company..........................................................................23
     Item  5.  Nature of Trading Market........................................................................24
     Item  6.  Exchange Controls and Other Limitations Affecting Security Holders..............................25
     Item  7.  Taxation........................................................................................25
     Item  8.  Selected Financial Data.........................................................................26
     Item  9.  Management's Discussion and Analysis of Results of Operations and Financial Condition...........27
     Item 10.  Directors and Executive Officers of the Company.................................................39
     Item 11.  Compensation of Directors and Officers..........................................................40
     Item 12.  Options to Purchase Securities from the Company or its Subsidiaries.............................40
     Item 13.  Interest of Management in Certain Transactions..................................................41
PART II
     Item 14.  Description of Securities to be Registered......................................................42
PART III
     Item 15.  Defaults Upon Senior Securities.................................................................42
     Item 16.  Changes in Securities and Changes in Security For the Company's Securities......................42
PART IV
     Items 17.
     and 18.   Financial Statements............................................................................42
     Item 19.  Financial Statements and Exhibits...............................................................66
SIGNATURES ....................................................................................................67

Consent of Independent Accountants (to incorporation of their report on Financial Statements into the Company's Registration Statement on Forms F-3 and S-8)................................................68


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

                 FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

         The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publishes its financial statements in United States dollars.

                                     PART I



ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

         Nam Tai Electronics, Inc. (which together with its wholly owned subsidiaries is hereafter referred to as the "Company" or "Nam Tai") was incorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. The Company's corporate administrative matters are conducted in the British Virgin Islands through its registered agent, McW. Todman & Co., McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located in Hong Kong Special Administrative Region ("Hong Kong"), of the People's Republic of China ("PRC"). Its address is Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, TST, Kowloon, Hong Kong.

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

COMPANY OVERVIEW

         Nam Tai provides design and manufacturing service to original equipment manufacturers ("OEMs") of consumer electronic products. Nam Tai's two principal customers include Texas Instruments Incorporated and Sharp Corporation. All of the Company's design and manufacturing operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Products manufactured by Nam Tai include calculators, personal organizers, personal digital assistants, linguistic products, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"), and various components including microwave oven control panel modules.

         Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), multichip modulators ("MCM"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") and anisotropic conductive film ("ACF") heat seal technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). This includes large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys and telecommunication systems, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts, and is developing Original Design Manufacturing ("ODM") capabilities.

         The Company moved its manufacturing facilities to China in 1980 and later located in Shenzhen, China in 1987 to take advantage of lower overhead costs, lower material costs, and competitive labor rates and to position itself to achieve low-cost, high volume, high quality manufacturing. The location of Nam Tai's facility in Shenzhen, about 30 miles from Hong Kong, provides the Company with access to Hong Kong's infrastructure of communication and banking. This also facilitates transportation of the Company's products out of China through the port of Hong Kong.

         The Company emphasizes high responsiveness to the needs of OEM customers through the development and volume production of increasingly sophisticated and specialized products. The Company seeks to build long-term relationships with its customers through high quality standards (supported by ISO 9001 Certification), competitive pricing, strong research and development support, advanced assembly processes and high volume manufacturing, and with key suppliers through volume purchasing and reliable forecasting of component purchases.

The Company believes that the potential for increased manufacturing outsourcing by Japanese and U.S. OEMs in China is substantial and that it is in a position to take advantage of this because of its expanded production capacity, and experience. Management believes Nam Tai's record of providing timely delivery in volume of high-quality, high technology, low-cost products builds close customer relationships and positions the Company to receive orders for more complex products. As the Company grows, management will seek to maintain a low cost structure, reduce overhead where possible and continuously strive to improve its manufacturing quality and processes.

THE COMPANY SUBSIDIARIES

The Company is a holding company for Nam Tai Electronic & Electrical Products Limited and its subsidiaries, Nam Tai Electronics (Canada) Ltd. and Albatronics (Far East) Company Limited ("Albatronics"). See Note 1 of Notes to Consolidated Financial Statements appearing in Item 18 of this report. The chart below illustrates the organizational structure of the Company and its principal operating subsidiaries.





                                     Nam Tai
                                Electronics, Inc.
                                (A British Virgin
                              Island International
                                Business Company)
                                        /
       ---------------------------------/------------------------------------/
       /                                /                                    /
     100%                              100%                                 50%
    Nam Tai                           Nam Tai                            Albatronics
   Electronics                     Electronic &                          (Far East)
   (Canada) Ltd.             Electrical Products Ltd.                  Company Limited
(A Canadian Federal            (A Hong Kong Limited                  (A Hong Kong Limited
    Company)                    Liability Company)                    Liability Company)
                                        /                             and its subsidiary
                                        /                                   Company
                                        /
       ---------------------------------------------------------------------/
       /                                /                                   /
       /                                100%                              100%
       /                          Namtai Electronic              Zastron Plastic & Metal
       /                         (Shenzhen) Co. Ltd.            Products (Shenzhen) Ltd.
       /                      (A Limited Liability of             (A Limited Liability
       /                            China Foreign                  of China Foreign
       /                             Operation)                         Operation)
       /                                /
       /                                /
       /                                /
         75%                            /
      Shenzhen                          /
  Namtek Co., Ltd.                      /
(A Limited Liability--------------------/
     of China Foreign  25%
        Operation)

Nam Tai Electronic & Electrical Products Limited

         Nam Tai Electronic & Electrical Products Limited ("NTEE") was incorporated in November 1983 and became the holding company for Namtai Electronic (Shenzhen) Co. Ltd. and Zastron Plastic & Metal Products (Shenzhen) Ltd. in 1992. Marketing, customer relations and management operations are the main functions handled by NTEE.

Namtai Electronic (Shenzhen) Co. Ltd.

         Namtai Electronic (Shenzhen) Co. Ltd. ("NTSZ") was established as Baoan (Nam Tai) Electronic Co. Ltd. in May 1989 as a joint venture company with limited liability pursuant to the relevant laws of China. The equity of NTSZ was owned 70% by NTEE and 30% by a Chinese Governmental agency. During 1992, the joint venture was dissolved and the company changed its name to NTSZ. As part of such termination, the Company returned to the Chinese Governmental agency its real property and investment, and NTSZ became a wholly owned subsidiary of NTEE.

         NTSZ is the principal manufacturing arm of the Company and is engaged in research and development, manufacturing and assembling the Company's electronic products in China.

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

Shenzhen Namtek Co., Ltd.

         Shenzhen Namtek Co., Ltd. ("Namtek") was organized in December 1995 as a limited liability company pursuant to the relevant laws of China. Namtek commenced operations in early 1996 developing and commercializing software for the consumer electronics industry, particularly for the customers of the Company and for products manufactured or to be manufactured by Nam Tai. Namtek employs approximately 20 software engineers and provides the facilities and expertise to assist in new product development and research, enabling Nam Tai to offer its customers enhanced software design and development services, and strengthening the Company's ODM capabilities.

Nam Tai Electronics (Canada) Ltd.

         Nam Tai Electronics (Canada) Ltd. (`NT Canada") was incorporated in August 1989 under the Canada Business Corporations Act. NT Canada currently provides finance, administrative and investor relations services to the Company from its office in Vancouver, British Columbia, Canada.

Albatronics (Far East) Company Limited

         Consistent with the Company's strategy to review acquisition prospects that would complement the Company's existing products and services, augment market coverage and sales ability, or enhance its technological capabilities the Company signed an agreement to acquire just over 50% of Albatronics (Far East) Company Limited ("Albatronics") by purchasing newly issued shares from Albatronics. Albatronics is a publicly traded company listed on the Hong Kong Stock Exchange (Hang Seng company # 987). The purchase price paid by Nam Tai on November 30, 1998 was approximately $9,980,000 including transaction fees.

Albatronics is principally engaged in the trade and distribution of Sony semiconductors and CD mechanisms, and the OEM and Original Design Manufacturing ("ODM") development, manufacture and trade of consumer electronic products. Its existing manufactured products include CD players, digital cameras and audio amplifiers, which are sold to major customers such as Sony, Aiwa, Panasonic and Fuji Film. Additionally, Albatronics possesses advanced research and development capabilities in semiconductor system design, information processing and data communications, which it carries out in Japan.

Products under development by Albatronics include telecommunication products, the AC-3 Music Centre, the Slim Discman, and minidisc ("MD"). Albatronics also owns a material equity interest of approximately 21.72% in Shanghai Albatronics Co., Ltd., a publicly listed company in the PRC, which manufactures and distributes consumer electronic products in the PRC. In addition, Albatronics has invested in joint ventures in the PRC, which are engaged in plastic and metal manufacturing, the manufacture and sale of telecommunication products, and the implementation of wire bonding technologies.

         Albatronics is headquartered in Hong Kong and employs approximately 1600 people as of March 1, 1999. Its principal manufacturing facility, located in Dongguan, Guangdong, PRC, is around 50 miles northwest of Nam Tai's manufacturing facilities in Shenzhen, PRC. Albatronics' manufacturing facility is situated on approximately 778,540 sq. ft. of land housing a factory, administrative buildings and dormitories comprising approximately 312,740 sq. ft. The manufacturing facility has been ISO 9002 certified since July 1996. Albatronics' products are principally sold and delivered to customers in the PRC, Hong Kong and Japan.


RISK FACTORS

         The Company may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases, and in reports to shareholders, or on the Company's web site. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with this "safe harbor" the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by or on behalf of the Company. Any such statement is qualified by reference to the following cautionary statements:

         CUSTOMER CONCENTRATION; DEPENDENCE ON ELECTRONICS INDUSTRY

         During the years ended December 31, 1998, 1997 and 1996, sales to the Company's four largest customers aggregated approximately 92.4%, 89.3%, and 90.3%, respectively, of the Company's total net sales. During the same periods, sales to its principal customers, i.e., customers which accounted for more than 10% of the Company's total sales during 1998, aggregated approximately 76.2%, 73.3% and 90.3%, respectively, of the Company's total sales. See "-- Customers and Marketing -- Customers." The Company's sales transactions to all its OEM customers are based on purchase orders received by the Company from time to time. Except for these purchase orders, the terms of which in a few cases are supplemented by basic agreements dependent upon the receipt of purchase orders, the Company has no written agreements with its OEM customers. The loss of any of its largest customers, especially its principal customers, or a substantial reduction in orders from them would have a material adverse effect on the Company's business. There can be no assurance that Nam Tai will be able to quickly replace expired, canceled or reduced orders with new business. See "-- Risk Factors -- Potential Fluctuations of Operating Results."

         Most of the Company's sales are to customers in the electronics industry, which is subject to rapid technological change and product obsolescence. The factors affecting the electronics industry in general, or any of the Company's major customers or competitors in particular, could have a material adverse effect on the Company's results of operations. Nam Tai's success will depend to a significant extent on the success achieved by its customers in developing and marketing their products, some of which may be new and untested. If customers' products become obsolete or fail to gain widespread commercial acceptance, the Company's business may be materially adversely affected.

         POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

         The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors such as, but not limited to, the cancellation or postponement of orders, the timing and amount of significant orders from the Company's largest customers, customers' announcement and introduction of new products or new generations of products, evolutions in the life cycles of customers' products, the Company's timing of expenditures in anticipation of future orders, effectiveness in managing manufacturing processes, changes in cost and availability of components, mix of orders filled, adverse effects to the Company's financial statements resulting from, or necessitated by the Albatronics acquisition, possible future acquisitions, local factors and events that may affect production volumes such as local holidays and seasonality of customers' production requirements, and changes or anticipated changes in economic conditions. The volume and timing of orders received during a quarter are difficult to forecast. The Company's customers from time to time encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if customers do not control inventories effectively, they may reduce or postpone shipments of orders.

         The Company's expense levels during any particular period are based, in part, on expectations of future sales. If sales in a particular quarter do not meet expectations, operating results could be materially adversely affected. In addition, the Company's operating results are often affected by seasonality during the second and third quarters in anticipation of the start of the school year and Christmas buying season and in the first quarter resulting from both the closing of the Company's factories in China for one-half of a month for the Chinese New Year holidays and the general reduction in sales following the holiday season. See Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations. The market segments served by the Company are also subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods. A recessionary period affecting the industry segments served by the Company could have a material adverse effect on the Company's results of operations. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of the Company's Common Shares.

         POLITICAL, LEGAL, ECONOMIC AND OTHER UNCERTAINTIES OF OPERATIONS IN CHINA AND HONG KONG

         INTERNAL POLITICAL AND OTHER RISKS.

         The Company's manufacturing facilities are located in China. As a result, the Company's operations and assets are subject to significant political, economic, taxation, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government resulting in changes in laws, regulations, or the interpretation and enforcement thereof, confiscatory or increased taxation, restrictions on imports and sources of supply, import duties, corruption, currency revaluations or the expropriation of private enterprise could materially and adversely affect the Company. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. There can be no assurance that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government's program of privatizing many state owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by the Company. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, increase taxes, or reform money losing state-owned enterprises, the inadequate development of infrastructure and the potential unavailability of adequate power, water supplies, transportation, communications, raw materials and parts or the deterioration of the general political, economic or social environment in China, any of which could have a material adverse effect on the Company's business. The Company maintains its own electrical generator, water treatment and water storage facilities at the factory sites to address certain of these concerns. If for any reason the Company were required to move its manufacturing operations outside of China, the Company's profitability would be substantially impaired, its competitiveness and market position would be materially jeopardized and there can be no assurance that the Company could continue its operations.

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

         CURRENT DEPENDENCE ON SINGLE FACTORY COMPLEX.

         The Company's products are manufactured exclusively at its complex located in Baoan County, Shenzhen, China. The Company does not own the land underlying its factory complex. It occupies the site under agreements with the local Chinese government. In the case of its original facility, the lease agreement covers an aggregate of approximately 150,000 square feet of factory space and expires in August 2007. In the case of the newer facility, the Company is entitled to use the land upon which it is situated until 2044. These agreements and the operations of the Company's Shenzhen factories are dependent on the Company's relationship with the local government. The Company's operations and prospects would be materially and adversely affected by the failure of the local government to honor these agreements. In the event of a dispute, enforcement of these agreements could be difficult in China. Moreover, firefighting and disaster relief or assistance in China is primitive by Western standards. Material damage to, or the loss of, the Company's factory complex due to fire, severe weather, flood, or other act of God or cause may not be adequately covered by proceeds of its insurance coverage. In addition any interruptions to the business caused by such disasters would have a material adverse effect on the Company's financial condition, business and prospects.

         POSSIBLE CHANGES AND UNCERTAINTIES IN ECONOMIC POLICIES.

         As part of its economic reform, China has designated certain areas, including Shenzhen where the Nam Tai manufacturing complex is located, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could have a material adverse effect on the Company. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of such disparities could affect the political or social stability of China.

         INHERENT RISKS OF BUSINESS IN CHINA.

         Conducting business in China, like most developing countries, is inherently risky. Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices may be more common in developing countries. The Company has attempted to implement safeguards to prevent losses from such practices, but there can be no assurance that despite these safeguards the Company will not suffer losses relating to such practices.

         UNCERTAINTY AND POSSIBLE CHANGES IN CHINA TAX LAWS.

         The basic corporate tax rate for Foreign Investment Enterprises ("FIEs") such as Nam Tai's China subsidiaries is currently 33% (30% state tax and 3% local tax). However, because Nam Tai's China subsidiaries are located in the designated Special Economic Zone ("SEZ") of Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in the Shenzhen SEZ are not currently assessing any local tax. Since Nam Tai's subsidiaries have agreed to operate for a minimum of 10 years in China, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as Nam Tai's China subsidiaries which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday is available, there is an overall minimum tax rate of 10%. On January 8, 1999, Nam Tai's principal China subsidiary received the recognition of "High and New Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until January 7, 2004. For a full discussion of the Company's income taxes, see Note 8 of Notes to Consolidated Financial Statements included elsewhere herein.

         Because of this favorable tax treatment and pursuant to the provisions of applicable Chinese law, the Company has received substantial refunds income taxes paid over the years on its operations in China and management believes that under existing tax laws Nam Tai will continue to qualify for favorable tax treatment in the future, particularly if Nam Tai reinvests profits attributable to its Chinese operations in its Chinese subsidiaries. However, the Chinese tax system is subject to substantial uncertainties and was subject to significant changes enacted on January 1, 1994, the interpretation and enforcement of which are still uncertain.

Moreover, following the Chinese government's program of privatizing many state owned enterprises, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. In early 1999 the Company learned that for the 1996 and 1997 tax years it would not receive a 100% tax refund on taxes paid by its principal Chinese subsidiary because the large intercompany receivable between that subsidiary and a Hong Kong subsidiary was not considered by the tax authorities to be a reinvestment of profits. Continued efforts by the Chinese government to increase tax revenues could result in other decisions by the taxing authorities which are unfavorable to Nam Tai and which increase its future tax liabilities. There can be no assurance that changes in Chinese tax laws or their interpretation or application will not subject the Company to additional Chinese taxation in the future.

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

         SOUTHEAST ASIA ECONOMIC PROBLEMS.

         Several countries in Southeast Asia, including Korea, Thailand and Indonesia, have experienced a significant devaluation of their currencies and decline in the value of their capital markets in 1997 and 1998. In addition, these countries have experienced a number of bank failures and consolidations. Most of the Company's products are paid for in U.S. dollars; therefore, the Company believes that it is less susceptible to the direct effects of a devaluation in the Hong Kong dollar or Chinese renminbi if either or both were to occur despite assurances to the contrary by the Chinese government. The decline in the currencies of other Southeast Asian countries could render the Company's products less competitive if competitors located in these countries are able to manufacture competitive products at a lower effective cost. Management believes that the currency declines in other countries have resulted in increased pressure from customers for the Company to reduce its prices. While the Company's two principal competitors in the manufacture of its principal product lines of calculator, personal organizers and linguistic products also manufacture from China and therefore, the Company believes, are in the same position as Nam Tai vis-a-vis Southeast Asia's economic problems, there can be no assurance as to the ability of the Company's products to continue to compete with products of other competitors from other Southeast Asian countries suffering devaluations of their currencies or that currency or other effects of the decline in Southeast Asia will not have a material adverse effect on the Company's business, financial condition, results of operations or market price of its securities.

         RELATIONS BETWEEN CHINA AND TAIWAN.

         Relations between China and Taiwan have been unresolved since Taiwan was established in 1949. Although not directly a threat to Nam Tai, peaceful and normal relations between China and its neighbors reduces the potential for events that could have an adverse impact on the Company's business.

         OPERATIONS IN HONG KONG.

         The Company's executive and sales offices, and several of its customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was transferred effective July 1, 1997 to China. The Company prepared for this transition in Hong Kong by increasing the role and capability of its personnel in China to manage a number of responsibilities previously managed through the Hong Kong office. Certain other responsibilities have been transferred to the Company's office in Vancouver, British Columbia, Canada. While the Company does not believe that the transfer of sovereignty over Hong Kong to China will have a material adverse effect on the Company's business, there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong, and any instability could have an adverse impact on the Company's business.

         The Hong Kong dollar and the United States dollars have been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. Although the Chinese government has expressed its intention to maintain the stability of the Hong

Kong currency there can be no assurance that the system of a fixed exchange rate will be maintained at this rate or at all. Any change, or even expectations of a change, will increase the currency risks for the Company. See "Exchange Rate Fluctuations."

         RISKS ASSOCIATED WITH RECENT ACQUISITIONS AND POTENTIAL FUTURE ACQUISITIONS

         The Company completed the Albatronics' acquisition in November 1998. Due to the troubled financial condition of Albatronics at December 31, 1998, and the possibility of Albatronics being wound up within a relatively short period, Nam Tai did not consolidate Albatronics' financial statements in, or at December 31, 1998. Instead, Nam Tai wrote down its investment in Albatronics to a nominal value. See "The Company's Subsidiaries - Albatronics" and Note 1 of Notes to Consolidated Financial Statements. Currently, Nam Tai is seeking to work together with Albatronics' major trade creditor and Albatronics' bankers to try to support Albatronics. If any of these three parties refuses to provide the necessary support, Albatronics' directors will consider all available options including liquidation. Nam Tai's financial statements included in this Report may be restated if a restructuring agreement for Albatronics is reached or is probable and Nam Tai continues with its investment in Albatronics. Under those circumstances Nam Tai would restate its 1998 financial statements to consolidate Albatronics' results since December 1, 1998 and its balance sheet at December 31, 1998 with Nam Tai's financial statements for the year ended December 31, 1998 and would restate future financial statements that it issues before a decision requiring consolidation is made. Based on their respective results during 1998, Nam Tai's financial statements would be materially and adversely affected if they were consolidated with Albatronics' and future Nam Tai results and financial condition probably would be materially adversely affected as well. See Item 9. Management's Discussion of Financial Statements and Results of Operations.

         An important element of the Company's strategy is to review acquisition prospects that would complement the Company's existing products and services, augment its market coverage and sales ability or enhance its technological capabilities. Accordingly, the Company may acquire additional businesses, products or technologies in the future. Future acquisitions by the Company could result in charges similar to those incurred in connection with the Albatronics acquisition, potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, financial condition and results of operations and/or the price of the Company's Common Shares. Acquisitions entail numerous risks, including the assimilation of the acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which the Company has no or limited prior experience, the potential loss of key employees of acquired organizations, increased debt loads, and an increased risk of litigation. Management has limited experience in assimilating or managing acquired organizations. There can be no assurance as to the ability of the Company to successfully integrate the products, technologies or personnel of any acquired business now or in the future, and the failure of the Company to do so could have a material adverse affect on the Company's business, financial condition and results of operations.

         EXCHANGE RATE FLUCTUATIONS

         The Company sells most of its products in United States dollars and pays expenses in United States dollars, Japanese yen, Hong Kong dollars, Canadian dollars and Chinese renminbi. The Company is subject to a variety of risks associated with changes among the relative value of the United States dollar, Japanese yen, Hong Kong dollar, Canadian dollar and Chinese renminbi, but management believes the most significant exchange risk results from material purchases made in Japanese yen. Approximately 18%, 23%, and 28% of Nam Tai's material costs have been in yen during the years ended December 31, 1998, 1997 and 1996. Sales made in yen accounted for approximately 0.3% of sales for the year ended December 31, 1998, 6.3% of sales for the year ended December 31, 1997, and 15% of sales for 1996. The net currency exposure has increased as a result of decreased sales in yen not being fully offset by the decrease in material purchases in yen.

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

         Although only 14.2% of the Company's expenses were in Chinese renminbi in 1998, an appreciation of the renminbi against the U.S. dollar increases the expenses of the Company when translated into U.S. dollars. While there has been recent pressure on the Chinese government to devalue the renminbi against the U.S. dollar, there can be no assurances that the renminbi will not increase significantly in value relative to the U.S. dollar in the future.

         Approximately 0.9% and 38.3%, respectively, of the Company's revenues and expenses are in Hong Kong dollars. The Hong Kong dollar is currently pegged to the U.S. dollar. At the end of 1997 and for most of 1998, in light of the currency turmoil experienced by many other Southeast Asian countries, there has been increasing pressure for a devaluation of the currencies of Hong Kong and China. While the Governments of Hong Kong and China have indicated they will support their currencies, possible devaluations may occur. Although the Company expects that it may initially benefit from such devaluations through their effect of reducing expenses when translated into U.S. dollars, such benefits could be outweighed if it causes a destabilizing downturn in China's economy, creates serious domestic problems in China, increases in borrowing costs, or creates other problems adversely affecting the Company's business.

         The Company's financial results have been affected this year and in the past by currency fluctuations, resulting in total foreign exchange gains of approximately $394,000 in 1998, $500,000 in 1997, and $20,000 in 1996.

         From time to time, the Company attempts to hedge its currency exchange risk. During 1998 the Company recorded a charge of $840,000 on the write-off of a premium for an option which was purchased as a hedge in the event that the Hong Kong dollar was allowed to depreciate against the U.S. dollar. After purchasing the option, the Company invested a portion of its cash surplus in short term Hong Kong dollar deposits which were earning interest rates between 10% and 14.175% - significantly higher than what was offered on U.S. dollar deposits. In 1997 and 1996, Nam Tai recorded no gain or loss from hedging transactions. The Company is continuing to review its hedging strategy and there can be no assurance that Nam Tai will not suffer losses in the future as a result of currency hedging.

         COMPETITION

         General competition in the contract electronic manufacturing industry is intense. The Company however has two primary competitors in the manufacture of its traditional product lines of calculators, personal organizers and linguistic products - Kinpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.) and Inventec Co. Ltd. While the Company is continually making efforts to improve its competitiveness the industry is intensely competitive and certain competitors may have substantially greater technical, financial and marketing resources than the Company.

         The Company desires to produce more advanced and specialized products as management believes that there is less competition in more advanced products due to the complexity involved in manufacturing and the lower number of direct competitors. There can be no assurance that the Company will be successful in obtaining business for such products and failure to move into more advanced products may result in the Company facing increasing competition and reduced profit margins.

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

         DEPENDENCE ON KEY PERSONNEL

         The Company depends to a large extent on the abilities and continued participation of Mr. Tadao Murakami, its Chairman of the Board and Mr. M. K. Koo, its Senior Executive Officer, Corporate Strategy, Finance and Administration. The loss of the services of Mr. Murakami or Mr. Koo could have a material adverse effect on the Company's business.

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


         VOLATILITY OF MARKET PRICE OF COMPANY'S SECURITIES

         The markets for equity securities have been volatile and the price of the Company's Common Shares has been and could continue to be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Shares by officers, directors and principal shareholders of the Company, news issued from affiliated companies or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. These same factors can be expected to affect the market price of the Company's Warrants that were publicly issued in late November 1997. Certain events, such as the issuance of Common Shares upon the exercise of the Warrants or other outstanding stock options or warrants of the Company could also adversely affect the prevailing market prices of the Company's securities.

         RISKS OF YEAR 2000 ISSUES

         Many existing computer programs, including some programs used by the Company, in its computer system and equipment use only two digits to identify a year in the date field. These programs were designed without considering the impact of the upcoming change in the century. If not corrected, these computer applications and systems could fail or create erroneous results before, during, or after the year 2000. The Company's investigations and efforts to date have included studies, investigations, inquiries to software and equipment suppliers, testing by internal management and outside consultants, and the purchase of certain replacement software and rewriting certain sections of existing programs. Based on these efforts, the cost of which was not material, management does not anticipate that the Company will incur any material operating expenses or be required to incur material costs as a result of the year 2000 issue. Despite management's effort to take reasonable precautions to be year 2000 ready, and its belief that it is currently year 2000 compliant, to the extent the Company's systems are not fully year 2000 compliant, or failed for any other reason, there can be no assurance that potential systems interruptions or the cost necessary to update software would not have a material adverse effect on the Company's business, financial condition, results of operations and business prospects.

         In addition to the internal preparations discussed above, to prepare for the year 2000 the Company has sent inquiry letters to its key suppliers and key customers to ensure that they do not expect any year 2000 problems to impact their business dealings with Nam Tai. In the event that the Company's significant customers and suppliers do not successfully and timely achieve year 2000 compliance, the Company's business or operations could be adversely affected. There is also a risk that year 2000 problems may cause regional or global problems for utility companies, transportation systems, the global banking system, or to the global economy. To the extent that these problems materialize Nam Tai expects that its business will be adversely impacted and to date the Company has not completed a year 2000 contingency plan.

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

PRODUCTS

         The following table sets forth the percentage of net sales of each of the Company's product lines for the years ended December 31, 1998, 1997, and 1996.


                                                                            YEAR ENDED DECEMBER 31,
                                                                         -----------------------------
               PRODUCT LINE                                              1998        1997         1996
               ---------------------------------------------------------------------------------------
               Electronic calculators                                      60%         52%         35%

               Subassemblies, components and other products                24          22          28

               Personal digital assistants and linguistic products         15          25          36

               Silk screening                                               1           1           1
                                                                          ---         ---         ---
                                                                          100%        100%        100%
                                                                          ===         ===         ===


Electronic Calculators

         The Company manufactures a wide range of electronic calculators that include basic function calculators from small credit card size to desk top display style, printer display with tax function, scientific, and graphic calculators.

Personal Digital Assistants and Linguistic Products

         The Company produces various types of electronic organizers and personal digital assistants ("PDAs"), particularly telephone directories and business card organizers with scheduler, clock, memo pad and calculator functions. The linguistic products manufactured by Nam Tai include electronic spell checkers, dictionaries and language translators, including some models with voice functions. Linguistic products generally include a built-in calculator. The Company has successfully developed its first ODM product, an electronic dictionary, and production is expected to begin in July 1999. It has also been appointed to manufacture a palm-sized PC with a Chinese version of Windows CE software pre-installed.

Subassemblies, Components and Other Products

         In 1994, the Company began manufacturing and delivering subassemblies consisting of LSIs bonded on PCBs utilizing advanced technological processes. These products are used to manufacture components that are incorporated into such products as telecommunication products, electronic toys and games.

         In 1995, the Company expanded its subassembly manufacturing business into LCD modules. These subassemblies display information as part of such products as portable telephones, telephone systems, portable computers and facsimile machines. They employ the same bonding technologies as are used for the LSI bonded PCBs.

         In 1995, the Company delivered a sample run of IC card balance readers and in 1996 began volume shipments of these products. These readers are hand-held devices used to check information contained on the IC cards. (IC cards are being developed by certain major banks in Europe and North America as an alternative to the use of cash and are currently still undergoing market testing.)

         In 1996, the Company again expanded the component products it offers by completing development and shipping control panel modules for microwave ovens. These products are incorporated into microwave ovens manufactured by a division of Sharp Corporation, which, management believes, is a leading manufacturer of microwave ovens worldwide.

         In 1997, the Company began producing LCD modules for use in cellular (mobile) phones for Epson Precision (HK) Ltd. In 1997, the Company also began using ACF technology in the manufacture of LCD modules and advanced dictionaries with personal organizers. This new technology is a fine pitch heat sealing process for the connection of Tape Carrier Package ("TCP") onto the LCD with ACF in between using TAB processing.

         The Company has successfully developed its first ODM product, an electronic language translation product, and production is expected to begin in July 1999.

         Through Namtek, the Company offers its customers software development services principally for the design of personal organizers and linguistic products.

Silk Screening

         Through Zastron, the Company provides manufacturing and silk screening to customers for plastic parts, PVC products and metal parts. This service is also supplied to other firms for incorporation into their finished products.

MANUFACTURING

Quality Control

         The Company maintains strict quality control programs for its products, including the use of total quality management ("TQM") systems and advance testing and calibration equipment. All incoming raw materials and components are checked by the Company's quality control personnel. During the production stage, Nam Tai's quality control personnel check all work in process at several points in the production process. Finally, after the assembly stage, the Company conducts random testing of finished products. In addition, the Company provides office space at its China manufacturing facility for representatives of its major customers to permit them to monitor production of their products and to provide direct access to the Company's manufacturing personnel. Manufactured products have a low level of product defect, as required by the Company's OEM customers. When requested, Nam Tai provides a limited warranty of six months to one year for products it manufactures. To date, claims under the Company's warranty program have been negligible.

         The Company's Hong Kong and China subsidiaries have maintained ISO 9002 Certification since December 1993 and ISO 9001 Certification since February 1996. The "ISO" or International Organization for Standardization, is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which was the first quality system standard to gain worldwide recognition, requires a company gather, analyze, document, monitor and make improvements where needed. The Company's receipt of ISO 9001 Certification demonstrates that the Company's manufacturing operations meet the most demanding of the established world standards.

         Management believes sophisticated customers are increasingly requiring their manufacturers to be ISO 9000 certified, and manufacturers that are not so qualified are increasingly looking to certified manufacturers like Nam Tai rather than undertaking the expensive and time-consuming process of qualifying their own operations.

          For three consecutive years the Company was awarded the prestigious Texas Instruments Supplier Excellence Award. The award recognizes suppliers who have achieved World class performance in the following categories: product quality; quality management; continuous on-time delivery of products; cycle times; leadership in product pricing and value; customer service; technology; and environmental leadership. To qualify for the award the first time requires very high scores in each of the categories. To receive the award in subsequent years requires continuous improvement over the high scores required for the first year.

Component Parts and Suppliers

         The Company purchases over 3000 different component parts from more than 100 major suppliers and is not dependent upon any single supplier for any key component. The Company purchases components for its electronic products from suppliers in Japan and elsewhere. Orders for components are based on forecasts that Nam Tai receives from its OEM customers, which reflect anticipated shipments during the production cycle for a particular model.

         The major component parts purchased by the Company are integrated circuits or "chips", LCDs, solar cells, printer heads and batteries. The Company purchases both stock "off-the-shelf" chips and custom chips, the latter being the most expensive component parts purchased by Nam Tai. At the present time, the Company purchases most of its chips from Toshiba Corporation, Sharp Corporation and certain of their affiliates, although there are many additional suppliers from which the Company could purchase chips.

         LCDs are readily available from many manufacturers and the Company currently has two major suppliers, Epson Hong Kong Ltd. and Sharp Corporation. PCBs and other circuit boards are purchased from circuit board manufacturers in Hong Kong, China and solar cells are purchased from Matsushita Battery Industrial Company Ltd. Batteries are standard "off-the-shelf" items, generally purchased in Hong Kong from agents of Japanese manufacturers. The Company also purchases various mechanical components such as plastic parts, rubber keypads, PCBs and packaging materials locally in China. Management believes the low costs for locally supplied parts adds to the Company's competitive advantage.

         Certain components may be subject to limited allocation by certain of Nam Tai's suppliers. Although such shortages and allocations have not had a material adverse effect on the Company's results of operations, there can be no assurance that any future allocation or shortages would not have such an effect.

CUSTOMERS AND MARKETING

         Approximate percentages of net sales to customers by geographic area based upon location of product delivery are set forth below for the periods indicated:


                                         YEAR ENDED DECEMBER 31,
                                      ----------------------------
               GEOGRAPHIC AREAS       1998        1997        1996
               ---------------------------------------------------
               North America            47%         49%         34%

               Japan                    22          23          28

               Europe                   18          15          12

               Hong Kong                 9           7          18

               Other                     4           6           8
                                       ---         ---         ---
                                       100%        100%        100%
                                       ===         ===         ===

         The Company's Hong Kong based management personnel and sales staff is responsible for marketing products to existing customers as well as potential new customers. The Company places great emphasis on providing quality service to its customers and has, as a result, limited the number of companies for which it manufactures in an effort to ensure quality service.

Customers

         The Company's OEM customers include the following entities which market Nam Tai's products under their own brand name or, where no brand name is shown, incorporate the Company's products into their products:


                                              BRAND                                                     CUSTOMER
CUSTOMER                                      NAME             PRODUCT                                   SINCE
--------                                      -----            -------                                  -------
Canon, Inc.                                   Canon            Personal organizers and calculators        1988

Casio Computer (Hong Kong) Limited            Casio            Aluminum panels and PVC wallets            1994

Epson Precision (HK) Ltd.                     -----            LCD Modules for cellular (mobile)          1997
                                                               phones

Matushita Electronics Corporation             -----            IC card readers                            1994
(Matsushita Battery Industrial Co. Ltd)

Nitsuko (HK) Co. Ltd.                         -----            PCB modules for Telecommunications         1995
                                                               Systems

Optrex Corporation                            -----            Assemblies for LCD modules                 1994

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

Sanyo Electric (H. K.) Ltd.                   Sanyo, Casio     Silk screening                             1988

Seiko Instruments Inc.                        Seiko, SII       Personal organizers and linguistic         1991
                                                               products

Sharp Corporation                             Sharp            Personal organizers, calculators and       1989
                                                               control panel modules

Texas Instruments Incorporated                Texas            Personal organizers and calculators        1989
                                              Instruments

Whirlpool Microwave Products Development      Whirlpool        Silk screening for microwave oven          1998
Ltd.                                                           control panels

         At any given time, different customers account for a significant portion of Nam Tai's business. Percentages of total sales to customer vary from year to year and may fluctuate depending on the timing of production cycles for particular products. Sales to Nam Tai's four largest customers, aggregated approximately 92%, 89% and 90% of the Company's total net sales during the years ended December 31, 1998, 1997 and 1996, respectively. Sales to Texas Instruments Incorporated and Sharp Corporation, the only customers accounting for more than 10% of sales in 1998, were as follows:


                                               YEAR ENDED DECEMBER 31
                                        -----------------------------------
                                        1998           1997           1996
                                        ----           ----           ----
Texas Instruments Incorporated          44.2%          38.0%          22.3%
Sharp Corporation                       32.0           35.3           38.4
                                        ----           ----           ----
                                        76.2%          73.3%          60.7%
                                        ====           ====           ====

         A number of products are made for its major customers such that the Company is not necessarily dependent on a single product for one customer. Although management believes any one of the Company's customers could be replaced with time, the loss of any of its largest customers, especially its principal customers, or a substantial reduction in orders from them would have a material adverse effect on the Company's business. See "--Risk Factors - Customer Concentration; Dependence on Electronics Industry." While each of the four largest customers is expected to continue to be a significant customer, the Company continually tries to lessen its dependence on large customers through efforts to diversify its customer and product base.

         The Company's sales to all of its OEM customers are based on purchase orders. Except for these purchase orders, the terms of which in a few cases are supplemented by basic agreements dependent upon the receipt of purchase orders, Nam Tai has no written agreements with its OEM customers. Often, the Company receives letters of credit to cover the next three months of orders and all the molds, tooling and development charges (including software design) are charged to the account of OEM customers prior to production. Some customers require COD terms and request the Company to bear the cost of molds, tooling and development charges.

         Many of Nam Tai's customers have a relationship that extends for a number of years and consequently the Company believes its relations with these customers are good. The Company encourages cooperation and communication with its most important customers. In particular, senior management includes a team of Japanese professionals who provide technical expertise and work closely with both the Company's Japanese component suppliers and its Japanese customers. Management also believes the risk of a sudden withdrawal by any of its major customers is diminished by: (i) the lengthy production cycle, typically over three years for each model, which is required to produce the products sold to customers; (ii) the fact that production cycles may begin while other products for the same customers are in progress; and (iii) the investment in molds, tooling and development charges (including software design) which is borne by some of the OEM customers.

         Sales are predominately denominated in U.S. dollars and in many cases are covered by standard letters of credit.

Production Scheduling

         The typical cycle for a product to be manufactured and sold to an OEM customer is three to four years including the production period, the development period and the period for market research and data collection (which is undertaken primarily by Nam Tai's OEM customers). Initially an OEM customer gathers data from its sales personnel on products for which there is market interest, including features and unit costs. The OEM customer then contacts the Company, and possibly other prospective manufacturers, with forecasted total production quantities and design specifications or renderings. From that information, the Company in turn contacts its suppliers and determines estimated component costs. The Company later advises the OEM customer of the development costs, charges (including molds, tooling and development costs such as software design) and unit cost based on the forecasted production quantities desired during the expected production cycle.

Once the Company and the OEM customer agree to the Company's quotation for the development costs and the unit cost, the Company begins the product development. This development period lasts approximately less than six months, longer if software design is included. During this time the Company completes all molds, tooling and software required to manufacture the product with the development costs reimbursed by the customer. Recently, some of the customers have started to request the Company to bear responsibility for paying development charges. Upon completion of the molds, tooling and software, the Company produces samples of the product for the customer's quality testing, and, once approved, commences mass production of the product.

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

         The majority of the Company's production is based on forecasts received from OEM customers covering the next six month period, the first three months of which are scheduled shipments. These forecasts are reviewed and adjusted, where necessary, at the beginning of each month with confirmed orders covering the first three months. In many cases, confirmed orders are supported by letters of credit and may not be canceled once confirmed without the customer becoming responsible for all costs of the remaining components included in inventory for that order. During the years ended December 31, 1998 and 1997 the Company did not suffer a material loss resulting from the cancellation of an OEM customer confirmed order. For the year ended December 31, 1996, the Company elected to write-off the cost of certain components included in raw material inventory in the amount of $415,000. These components were not likely to be used in connection with future production, and due to the passage of time, could not be charged to customers who would have otherwise been responsible for the cost.

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

RESEARCH AND DEVELOPMENT

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

         Since 1995, the Company has placed increased emphasis on research and development which provides greater service to OEM customers and assists in design and development of future products. As a result of decreased orders, research and development expenses decreased to $1,691,000 in 1998 from $1,909,000 in 1997, but remains significantly higher than the research and development expenses of $950,000 and $945,000 in 1996 and 1995, respectively as some of the Company's customers have requested the Company to bear responsibility for development charges. Namtek, the Company's software development subsidiary which began operations in early 1996, accounted for approximately 7%, 14% and 40% of the research and development expenses in 1998, 1997 and 1996 respectively and these expenses were substantially recovered from fees paid by third parties.

ODM DEVELOPMENT

         In 1998, Nam Tai focused special attention on furthering the research and development capabilities of its engineering division. This included hiring two new senior executives, the Company's CEO Mr. Takizawa, and Mr. Koike, Vice General Manager Research and Development to oversee the development of Nam Tai's product development capabilities.

The Company plans to continue acquiring state-of-the art design equipment and enhancing it technological expertise through continued education for all engineers and further recruiting of system engineers.

         Nam Tai hopes that by enhancing its capabilities it will be able to expand into Original Design Manufacturing ("ODM") of telecommunication products and personal computer accessories. In the ODM business, Nam Tai envisions being responsible for the design and development of new products, the rights to which it will own. The Company has successfully developed its first ODM product, an electronic dictionary and production is expected to begin in July 1999. Nam Tai plans to sell these products to OEM customers to be marketed to end users under the customer's brand name. Nam Tai hopes to augment its OEM business with ODM business in the future. There can be no assurance that Nam Tai's efforts to enter the OEM business will be successful or that it will achieve material revenue from its efforts.

COMPETITION

         Competition in the contract electronic manufacturing industry is intense with numerous other companies in the contract electronic manufacturing industry. For Nam Tai's principal products, competition has been limited by OEMs to a small number of companies who satisfy the requirements to become approved suppliers. The Company's primary competitors in the manufacture of its principal product lines of calculators, personal organizers and linguistic products, are Kinpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.) and Inventec Co. Ltd., Taiwanese Companies manufacturing in China. While an OEM may prefer its approved suppliers, management believes OEMs tend to order from several suppliers in order to lessen dependence on any one of them. Competition for OEM sales is based primarily on unit price, product quality and availability, promptness of service, reputation for reliability and OEM confidence in the manufacturer. The Company believes it competes favorably in each of these areas.

EMPLOYEES

         At December 31, 1998, Nam Tai employed approximately 1,755 people on a full-time basis, of which 1,719 were working in China, 21 in Hong Kong, and 15 in Canada. Of these, approximately 1,499 were engaged in manufacturing, 167 were engaged in clerical, research and development and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services. The Company is not a party to any material labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages and believes relations with its employees are satisfactory. The nature of its arrangement with its manufacturing employees is such that it can increase or reduce staffing levels without significant difficulty, cost or penalty.

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

Hong Kong

         In February 1997, the Company leased new premises at Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, TST, Kowloon, Hong Kong for a term of three years. Rental is approximately $17,900 per month for the first two years, and will be reduced by 30% in the third year. The Company moved its principal executive and marketing offices into these new premises in late March 1997.

         The Company owns a residential flat in Hong Kong that was purchased for total consideration of $1,850,000. This property was occupied by the Chairman of the Company, Mr. Murakami until December 1998 and is now occupied by Mr. Takizawa, Chief Executive Officer and President and forms part of his overall compensation. See Item 11. Compensation of Directors and Officers.

         Since 1984 the Company owned approximately ten acres of land in Hong Kong carried on the books of the Company at its cost of approximately $523,000. Throughout 1997 the Company disposed of approximately six acres of its land holdings for net proceeds of $5,750,000 realizing a gain of $5,548,000. In 1998 the Company disposed of approximately 0.6 acres of its land holdings for net proceeds of $815,000 realizing a gain of $795,000. The remaining land that the Company plans to sell continues to be carried on the books of the Company at its cost of approximately $185,000.

Shenzhen, China

         Nam Tai's manufacturing complex is located in Baoan County, Shenzhen, China. It includes the original facility and Phase I of the factory expansion completed in May 1996. The original facility consists of 150,000 square feet of manufacturing space under a 15 year lease expiring in 2007. The rental rate is approximately $38,400 per month due to increase by 20% in August 2002. Phase I of the complex expansion is located on 286,600 square feet of leasehold land adjacent to the original facility. The lease for this land was purchased for approximately $2,450,000 in 1994 and has a term of 50 years. The new facility consists of 160,000 additional square feet of manufacturing space, 39,000 square feet of offices, 212,000 square feet of new dormitories, 26,000 square feet of full service cafeteria and recreation facilities and a swimming pool. The total cost of the new factory complex, excluding land, was approximately $21,800,000.

         The Company also has a 26,000 square foot facility in Shenzhen, located approximately one mile from the manufacturing complex. This contains 28 apartment units to house certain factory managers who are married and have families. The Company purchased this building for approximately $1,000,000, paying the final installment in June 1993.

Canada

         On September 28, 1998, Nam Tai Electronics (Canada) Ltd. moved its corporate office to new leased premises in Vancouver, British Columbia. The Company entered into a lease for 3,480 square feet of office space at an annual rental of $77,649. The lease expires in September 2003.

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

         In September 1993, Tele-Art, Inc., a shareholder of Nam Tai, commenced an action against the Company seeking an injunction prohibiting the Company from proceeding with a rights offering which was contemplated at that time. Tele-Art's application was based on claims that Nam Tai may have violated British Virgin Islands and United States law. Among other claims, Tele-Art asserted the Company's rights offering was part of a scheme to enrich directors and management of Nam Tai and dilute the interest of minority shareholders. Within four days, a temporary injunction obtained by Tele-Art was discharged, permitting the Company to proceed with, and complete, its rights and standby offerings in October 1993. Tele-Art is pursuing claims in the British Virgin Islands against Nam Tai for damages. In November 1993, Tele-Art applied to the Court to include the Company's directors in the proceedings, and in March 1994 the application was granted. The Company continues to believe that Tele-Art's claims are without merit and plans, if necessary, to continue to vigorously defend against them as well as, if possible, to seek from Tele-Art and its agents compensation for the damage caused by the injunction and the proceedings that were brought to obtain it.

         In June 1997, Nam Tai Electronics, Inc. filed a petition with the High Court of Justice in the British Virgin Islands for the winding up of Tele-Art Inc. on account of an unpaid judgment debt owing to Nam Tai. The High Court of Justice granted an order to wind up Tele Art Inc. on July 17, 1998. The Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Incorporation, Nam Tai redeemed and cancelled 138,500 Common Shares of Nam Tai registered in the name of Tele-Art at a price of $11.19 per share to offset substantially all of the judgment debt, interest, and legal costs of approximately $1.6 million. On February 12, 1999 the liquidator of Tele-Art filed a summons seeking among other things, a declaration setting aside the redemption. The Company believes it has acted properly in this matter and will vigorously contest this application.

         The Bank of China Hong Kong branch is pursuing claims in Hong Kong seeking possession of 308,227 shares of the Company (including the 138,500 redeemed shares discussed in the above paragraph) allegedly beneficially owned by Tele-Art but pledged to the Bank of China. Management believes that this claim is without merit and will vigorously defend them.

         Management believes that the outcome of the above cases will not have a significant effect of the Company.

ITEM 4. CONTROL OF THE COMPANY

         The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of March 1, 1999, the beneficial ownership of the Company's Common Shares by each person known by the Company to own beneficially more than 10% of the Common Shares of the Company outstanding as of such date and by the officers and directors of the Company as a group.


                                                        NUMBER OF
                  IDENTITY OF                        COMMON SHARES         PERCENT OF
                  PERSONS OR GROUPS               BENEFICIALLY OWNED         CLASS
                  -----------------               ------------------       ----------
                  M. K. Koo                          3,499,489 (1)          33.0%


                  Officers and directors as a        4,325,884 (2)          40.0%
                  group (eleven persons)



         (1) Includes 2,519,306 shares which are owned by Mr. Koo, 53,333 shares issuable to Mr. Koo upon exercise of options exercisable within 60 days of March 1, 1999 and 926,850 shares issuable to Mr. Koo upon exercise of Warrants.

         (2) Includes 3,146,607 shares owned by officers and directors as a group, an aggregate of up to 53,333 shares issuable to officers upon exercise of employee options exercisable within 60 days of March 1, 1999, and 1,125,944 shares issuable to officers and directors as a group upon exercise of Warrants.

ITEM 5. NATURE OF TRADING MARKET

COMMON SHARES

         The Company's authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. The Company's Common Shares are traded on The Nasdaq National Market. Prior to March 12, 1999 the shares traded under the symbol "NTAIF" and after the symbol changed to "NTAI".

         The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market during each of the quarters in the two-year period ended December 31, 1998.



                  QUARTER ENDED                                     HIGH          LOW
                  -------------                                    -----         -----
                  December 31, 1998                                14.50          9.675

                  September 30, 1998                                9.38         14.94

                  June 30, 1998                                    17.25         14.88

                  March 31, 1998                                   17.63         12.88

                  December 31, 1997                                27.88         14.00

                  September 30, 1997                               31.63         16.75

                  June 30, 1997                                    16.63          9.63

                  March 30, 1997                                   11.88          8.13


         Of the 9,812,523 Common Shares of the Company outstanding as of December 31, 1998, 6,535,712 are held by 1,019 holders of record in the United States.


WARRANTS

          In November 1997, the Company completed rights and standby offerings (the "1997 Offerings") selling 2,267,917 and 729,212 units at $17.00 and $16.75 respectively. Each Unit consisted of one Common Share and one Warrant. The Common Shares and the Warrants included in the Units were separately transferable immediately.

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

         The Company's Warrants are traded on The Nasdaq National Market. Prior to March 12, 1999 the shares traded under the symbol "NTAWF" and after the symbol changed to "NTAIW".


         The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market during each of the quarters since the Listing of the warrants.



                  QUARTER ENDED                                    HIGH        LOW
                  -------------                                    ----        ---
                  December 31, 1998                                1.69        0.88

                  September 30, 1998                               1.94        0.75

                  June 30, 1998                                    3.44        1.88

                  March 31, 1998                                   3.50        2.44

                  December 31, 1997                                4.00        2.50


         Of the 2,997,129 Warrants of the Company outstanding as of December 31, 1998, 127 holders of record in the United States hold 2,706,070.

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

         There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest, or other payments to nonresident holders of Nam Tai's securities. British Virgin Islands law and the Company's Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote such securities of the Company.

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

                         SELECTED FINANCIAL INFORMATION
              (In thousands of U.S. dollars except per share data)




                                                                  YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------
                                             1998            1997             1996           1995            1994
                                           --------        --------        --------        --------        --------
Income Statement Data (1)
-------------------------


Net sales                                  $101,649        $132,854        $108,234        $121,240        $ 96,564


Gross margin                                 24,710          34,724          22,185          23,152          17,223


Net income                                    3,529          30,839           9,416          11,419           8,099


Dividends declared                            2,829             786             243             120              65


Per share amounts
-----------------

Basic earnings per share (2)               $   0.34        $   3.70        $   1.17        $   1.42        $   1.17


Diluted earnings per share (3)             $   0.34        $   3.68        $   1.16        $   1.40        $   1.09


Dividend declared                          $   0.28        $   0.10        $   0.03        $  0.015        $   0.01


Balance Sheet Data (1)
----------------------

Current assets                             $ 97,015        $133,022        $ 46,609        $ 47,011        $ 45,520


Property, plant and equipment - net          32,445          32,442          36,487          27,635          14,624


Total assets                                147,228         167,788          88,391          79,281          66,287


Current liabilities                          19,476          19,552          21,401          19,108          17,838


Non-current liabilities                          56              --              --              --              --


Shareholders' equity                        127,696         148,236          66,990          60,173          48,449


------------

(1) Assets and liabilities are translated into United States dollars using the appropriate rates of exchange at the balance sheet date. Income and expenses are translated at the average exchange rate in effect during the year.

(2) For purposes of calculating basic earnings per share, the weighted average number of common shares outstanding for the years ended December 31, 1998, 1997, 1996, 1995, and 1994 were 10,316,510,
         8,324,320, 8,040,497, 8,018,252, and 6,934,098 respectively.

(3) For purposes of calculating fully diluted earnings per share, the weighted average number of common shares outstanding for the years ended December 31, 1998, 1997, 1996, 1995, and 1994 were 10,351,100,
         8,391,290, 8,142,131, 8,171,750, and 7,459,570 respectively.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         This section contains forward-looking statements involving risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 1. Description of Business "Risk Factors". This section should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere herein.

RESULTS OF OPERATIONS

General

         The Company derives its revenues principally from manufacturing consumer electronic products and subassemblies for OEM customers in the electronics industry. Products manufactured by Nam Tai include calculators, personal organizers, personal digital assistants, linguistic products, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"), and various components including microwave oven control panel modules.

         During each of the years ended December 31, 1998, 1997, and 1996, sales to OEM customers accounted for 99% of total net sales. Management believes sales of personal organizers, linguistic products and calculators to its OEM customers will continue to be an important line of business for the Company for the next several years. Management expects subassemblies, components, and other products, along with new products contribute to an increasing proportion of total revenue in the future. See Item 1. Description of Business -- Customers and Marketing.

         The consumer electronics industry is very competitive and the Company is continuously under pressure to lower the selling price of its existing product lines. In response to these pressures, the Company seeks to reduce its material costs by negotiating lower prices on components and upgrading its technology and human resources in order to be capable of manufacturing more advanced and specialized products with higher unit margins. It also strives to improve customer relations and quality. The Company desires to produce more advanced and specialized products as management believes that there is less competition in more advanced products due to the complexity involved in manufacturing and the lower number of direct competitors. There can be no assurance that the Company will be successful in obtaining business for such products and failure to move into more advanced products may result in the Company facing increasing competition and reduced profit margins.

         The Company moved its manufacturing operations to China in 1987 and derives substantially all of its operating income from these operations. Nam Tai plans to continue increasing the scope of its operations and investment in China.

         Under current British Virgin Islands law, Nam Tai is not subject to tax on its income. Most of the Company's operating profits accrue in China, where its effective tax rate is 10%, and in Hong Kong, where the corporate tax rate on assessable profits is currently 16% in 1998. The Company receives tax credits in China related to its reinvestment of profits on China operations into share capital and tax benefits for being a "High and New Technology Enterprise". This reduces the overall tax payable by the Company. See Note 8 of Notes to Consolidated Financial Statements.

         The Company values its inventory at the lower of cost and market value. Until March 1997, the Company used a standard cost system to value its inventory, which is purchased in U.S. dollars, Japanese yen and Hong Kong dollars. Under this system, the Company revalued its inventory at the end of each quarter based upon actual costs and the resulting standard cost revaluation flowed through cost of sales when the inventory was sold. Since March 1997, the Company uses a cost system which is an actual cost system based on FIFO inventory flow.

         The Company completed the Albatronics' acquisition in November 1998. Due to the troubled financial condition of Albatronics at December 31, 1998, and the possibility Albatronics would be wound up within a relatively short period, Nam Tai did not consolidate Albatronics' financial statements in, or at December 31, 1998. Instead, Nam Tai wrote down its investment in Albatronics to a nominal value. See "The Company's Subsidiaries - Albatronics" and Note 1 of Notes to Consolidated Financial Statements. Currently, Nam Tai is seeking to work together with Albatronics' major trade creditor and Albatronics' bankers to try to support Albatronics. If any of these three parties refuses to provide the necessary support, Albatronics' directors will consider all available options including liquidating Albatronics. Nam Tai's financial statements included in this Report may be restated if a restructuring agreement for Albatronics is reached or is probable and Nam Tai continues with its investment in Albatronics. Under those circumstances Nam Tai would restate its 1998 financial statements to consolidate Albatronics' results since December 1, 1998 and its balance sheet as at December 31, 1998 with Nam Tai's financial statements for the year ended December 31, 1998 and would restate future financial statements that it issues before a decision requiring consolidation is made. This would mean in the case of its 1998 financial statements that Nam Tai would restate its 1998 financial statements to consolidate Albatronics' results since December 1, 1998 and its balance sheet at December 31, 1998 with Nam Tai's 1998 financial statements for the year ended December 31, 1998. Although Nam Tai's 1998 net income would not change materially from $3,529,000 reported in this Report (i.e., the provision for impairment in value of $8.27 million would not be reversed irrespective of consolidation), all of Albatronics' sales and expenses during December 1998 of $17.6 million and $19.3 million, respectively, would be included in Nam Tai's statements of income for the year ended December 31, 1998. In addition, Nam Tai's Consolidated Balance Sheet at December 31, 1998 would be materially altered to include Albatronics' assets and liabilities. Other financial ratios and measures, including gross profit margin, net profit margin, cash to current liabilities, total assets to total liabilities, and the amount of long-term debt, would be materially adversely affected upon a consolidation of results. A decision requiring consolidation which is made after future financial statements of the Company are issued would result in an additional restatement of previously issued financial statements and probably would have a material adverse impact on the Company's financial results and financial condition for periods subsequent to December 31, 1998.

         The first quarter is historically a slower sales period for the Company as its factories are closed for two weeks for the Chinese New Year holidays as is customary in China. First quarter sales, as a percentage of total sales, were stronger than usual in 1998 because the impact of the Asian Flu which had a more severe impact on the Company as the year progressed. The following table sets forth selected operating data for the quarters indicated. This information has been derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such information. These operating results are not necessarily indicative of results for any future period and results may fluctuate significantly from quarter to quarter in the future.


                                        FIRST             SECOND               THIRD               FOURTH
                                       QUARTER            QUARTER             QUARTER              QUARTER
                                                (In thousands of U.S. dollars except per share data)
                                      --------------------------------------------------------------------
1998
----
Summary of operations

Net sales                             $ 26,280            $ 30,857            $ 23,659            $ 20,853

Gross profit                             6,591               7,465               5,513               5,141

Income from operations                   3,321               2,432               1,838                 793

Net income                               5,865               2,802               2,565              (7,703)

Basic earnings per share              $   0.53            $   0.27            $   0.26            $  (0.78)

Diluted earnings per share            $   0.53            $   0.27            $   0.26            $  (0.78)

1997
----
Summary of operations

Net sales                             $ 31,152            $ 40,444            $ 31,245            $ 30,013

Gross profit                             7,246              12,594               7,536               7,348

Income from operations                   3,630               8,005               3,878               3,503

Net income                               5,570               7,763               8,751               8,755

Basic earnings per share              $   0.71            $   0.98            $   1.07            $   0.93

Diluted earnings per share            $   0.71            $   0.97            $   1.06            $   0.93

1996
----
Summary of operations

Net sales                             $ 25,357            $ 24,885            $ 28,005            $ 29,987

Gross profit                             5,036               4,907               6,344               5,898

Income from operations                   2,007               1,201               2,893               2,432

Net income                               2,333               1,409               3,318               2,356

Basic earnings per share              $   0.29            $   0.17            $   0.41            $   0.30

Diluted earnings per share            $   0.29            $   0.17            $   0.41            $   0.30

         The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 1998, 1997, and 1996:


                                                                      YEAR ENDED DECEMBER 31,
                                                              -------------------------------------------
                                                               1998               1997              1996
                                                              -----              -----             -----
Net sales ............................................        100.0%             100.0%            100.0%

Cost of sales ........................................         75.7               73.9              79.5
                                                              -----              -----             -----

Gross profit .........................................         24.3               26.1              20.5
                                                              -----              -----             -----

Costs and expenses:

  Selling, general and administrative expenses........         13.0               10.4              11.7

  Research and development expenses ..................          1.6                1.4               0.9

  Non-recurring expense ..............................          1.4                 --                --
                                                              -----              -----             -----

                                                               16.0               11.8              12.6
                                                              -----              -----             -----

Income from operations ...............................          8.3               14.3               7.9

  Profit (loss) on disposal of fixed assets ..........          0.7                3.3              (0.1)

  Provision for impairment of value of investment.....         (8.2)                --                --

  Other income - net .................................          4.8                5.8               1.1

  Interest expense ...................................           --                 --              (0.1)
                                                              -----              -----             -----

Income from consolidated companies before income taxes
  and minority interests .............................          5.6               23.4               8.8
                                                              -----              -----             -----

Net income ...........................................          3.5%              23.2%              8.7%
                                                              =====              =====             =====


Year ended December 31, 1998 Compared to Year ended December 31, 1997

         Nam Tai's sales decreased by 24% to $101,649,000 for the year ended December 31, 1998 compared to $132,854,000 for the year ended December 31, 1997, primarily due to the decrease in customer orders from all of its major customers. As a result of the Asian economic turmoil, both sales quantities and unit prices fell. Management believes that the quantity of products ordered by Asian OEM customers fell as a result of reduced demand by end users. Sales also declined as a result of reductions in unit prices. Management reduced unit prices to maintain market share as a result of the increasingly competitive environment, and it reduced unit prices to pass material and component cost savings resulting from currency depreciations on to its OEM customers.

         The Company's gross profit decreased to $24,710,000 for the year ended December 31, 1998 from $34,724,000 for the year ended December 31, 1997. The principal reason for the decrease in gross profit was the decrease in customer orders and lower unit prices. Nam Tai's gross profit margin decreased to 24.3% in 1998 from 26.1% in 1997.The major reasons for the decrease in profit margins was the lowering unit prices caused by the increasingly competitive environment, a changing product mix and the fact that fixed depreciation overhead costs accounted for a larger percentage of cost of sales.

         Selling, general and administrative expenses decreased to $13,190,000 or 13.0% of sales from $13,799,000 or 10.4% of sales in the year ended December 31, 1997. The decrease in absolute dollars principally reflected reduced direct selling expenses incurred as a result of the decrease in sales. The increase in such expenses as a percent of sales was the result of the Company having to cover fixed general and administrative expenses during a time of declining sales.

         Research and development expenses as a percentage of sales were essentially the same in 1998 and 1997 at 1.6% and 1.4% respectively. Research and development expenses decreased to $1,691,000 in 1998 from $1,909,000 in 1997 in part because there were fewer customer orders that involved non-reimbursable expenses for research and development work. Namtek, the Company's software development subsidiary which began operations in early 1996, accounted for approximately 7% of the research and development expenses in 1998 and 14% of the research and development expenses in 1997. These expenses were recovered from fees paid by third parties.

         Normally the Company does not have to pay custom duties in the PRC on foreign purchases which are incorporated into manufactured goods that are subsequently exported. During the last audit, PRC customs was not satisfied with supporting documentation provided by the Company for certain material purchases of prior years. As a result, a non-recurring expense of $1,445,000 was incurred relating to customs assessment in China in 1998.

         Loss on disposal of property, plant and equipment was $82,000 for the year ended December 31, 1998 as compared to $1,198,000 for the year ended December 31, 1997. The loss in 1998 related primarily to the relocation of the Canadian office and the write-off of the unamortized leasehold improvements.

         Gain on disposal of property, plant and equipment was $848,000 for the year ended December 31, 1998 as compared to $5,548,000 for the year ended December 31, 1997. The gains in both 1998 and 1997 related primarily to the sale of portions of the Company's landholdings in Hong Kong. (See the discussion regarding the sale in 1998 under Liquidity and Capital Resources below.)

         A provision for the impairment of value of $8,271,000 was made to reduce to a nominal carrying value Nam Tai's investment in Albatronics. (See the discussion regarding the Albatronics investment under Liquidity and Capital Resources below.)

         Other income decreased to $4,865,000 for the year ended December 31, 1998 compared to $7,791,000 for the year ended December 31,1997. Other income in 1998 consisted primarily of interest income of $5,047,000, a gain of $1,207,000 on the disposal of the Company's investment in Deswell Industries Inc. ("Deswell") and a gain of $394,000 on foreign exchange. Such gains were offset by the write-off of the $840,000 premium of an option purchased by Nam Tai as a hedge against the devaluation of the Hong Kong dollar against the U.S. dollar, unrealized losses of $468,000 incurred as a result of the decline in the market value of short-term investments and miscellaneous expenses of $266,000. Other income in 1997 derived principally from interest income of $1,847,000 and gains on the sale of shares of Deswell of $5,488,000. Interest income increased in 1998 as a result of interest earned on the proceeds received in November 1997 from the sale of securities in the Company's rights and standby offerings.

         Income from continuing operations from consolidated companies before income tax was $5,743,000 for the year ended December 31, 1998 compared to $31,118,000 for the year ended December 31, 1997. The decrease of 82% was primarily due to the 24% decrease in 1998 sales, tightening gross profit margins and the provisions for the impairment of value of Albatronics.

         The income tax expense of $1,040,000 for the year ended December 31, 1998 compares to an expense of $279,000 for the prior year. The income tax expense relates to income taxes on the Hong Kong and China operations. In the past the Company received 100% tax credits in China related to its reinvestment of profits into additional share capital of the China subsidiaries. This reduced the overall tax payable by the Company in China. For the years 1993 through 1995, the Company received a full refund of China taxes paid as a result of reinvesting its profits into share capital. As a result of its expectations that it would receive a full refund of income taxes attributable to China operations as it had in the past, the Company recorded tax payments in 1996 and 1997 as prepayments. In early 1999, the Company learned that for the 1996 and 1997 tax years it would not receive a 100% tax refund on taxes already paid, and was required to reduce the prepayment by the amount of the refund that was not obtained. For 1996, the Company received tax refunds of $484,000 on taxes paid of $917,000.

For 1997, the Company now expects to receive a refund of $1,329,000 on taxes paid of $1,769,000. Only $6,000 of the expected refund had been received as of December 31, 1998. A full refund was denied for 1997 and 1996 because the large intercompany receivable between the China subsidiary and the Hong Kong subsidiary was not considered by the China Tax Authorities to be a reinvestment of profits. In January 1999, the Company's Shenzhen manufacturing facility received the recognition of was recognized as a "High and New Technology Enterprise" which entitles it to various tax benefits including lowering the corporate profits tax rate to 7.5% until January 7, 2004.

         Net income decreased $27,310,000 or 89% to $3,529,000 (3.5% of sales)
for the year ended December 31, 1998 compared to $30,839,000 (or 23.2% of sales) for the year ended December 31, 1997. This resulted in diluted earnings per share for the year ended December 31, 1998 of $0.34 ($0.34 basic) compared to diluted earnings per share of $3.68 ($3.70 basic) for the year ended December 31, 1997. The decrease in net income and earnings per share is the result of:
(i) a decrease in sales; (ii) lower operating margins; (iii) fixed general and administrative expenses; (iv) fewer gains from the disposal of fixed assets; (v) the provision for impairment of value for Albatronics; (vi) a non-recurring customs assessment; (vii) increased income tax expenses as a result of 1997 and 1996 tax refunds not being received as expected; (viii) Nam Tai's share of Albatronics' losses in December 1998 of $1,708,000; and (ix) an increase in the weighted average number of shares outstanding resulting from the issuance of approximately 3,000,000 additional shares in late November 1997. The decrease in net income was partially offset by Nam Tai's share of Group Sense (International) Limited's ("Group Sense") net income for the first six months of fiscal 1999 (ending September 30, 1998) of $534,000 and an increase in net interest income of $3,238,000 as a result of the increased amount of cash on hand throughout the year.

         The diluted weighted average number of common shares outstanding increased to 10,351,000 (basic 10,317,000) for the year ended December 31, 1998 from 8,391,000 (basic 8,324,000) for the year ended December 31, 1997, reflecting the issuance of approximately 3,000,000 additional shares around the end of November 1997 in the Company's Rights and Standby Offerings, offset by the repurchase during 1998 of shares pursuant to the Company's repurchase program.

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

         Income from continuing operations before income tax was $31,118,000 for the year ended December 31, 1997 as compared to $9,574,000 for the year ended December 31, 1996. The increase of 225% was primarily due to increased 1997 sales, improved profit margins, and gains on the disposal of investments and gains on the disposal of fixed assets.

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

LIQUIDITY AND CAPITAL RESOURCES

         Current assets decreased to $97,015,000 for the year ended December 31, 1998 compared to $133,022,000 for the year ended December 31, 1997. Cash and cash equivalents, consisting of cash and short-term term deposits, decreased to $71,215,000 for the year ended December 31, 1998 versus $102,411,000 for the year ended December 31, 1997. The principal reasons for the decrease in cash and cash equivalents were: (i) the repurchase of an aggregate of 1,407,500 common shares of the Company for $21,255,000; (ii) a strategic investment of approximately 20% of the common shares of Group Sense for $16,000,000; (iii) an acquisition of just over 50% control of Albatronics for $9,980,000; (iv) dividends paid of $2,141,000; and (v) additions to fixed assets of $4,699,000. Accounts receivable at December 31, 1998 decreased to $16,138,000 from $16,985,000 at December 31, 1997, in part because of a decrease in sales in 1998. Inventories at December 31, 1998 decreased by $5,483,000 or 56% from levels at December 31, 1997, reflecting an inventory turnover period of 21 days in 1998 versus 37 days in 1997. The decrease in inventory levels is a result of both decreased sales levels and improved inventory management.

         In December 1994, the Company invested $3,931,000 for approximately 14% of Deswell's then outstanding capital stock. In July 1995, Deswell completed an initial public offering of its securities in the United States and the Company's investment was diluted to approximately 10.5% of Deswell's outstanding shares as at December 31, 1995. In July 1996, the Company exercised warrants to purchase an additional 12,000 shares of Deswell for $119,000. As at December 31, 1996, this investment was shown at cost and was approximately 87% of the market value of Deswell common shares as reported on the Nasdaq National Market at December 31, 1996. In 1997, the market price of the Deswell shares rose substantially on the Nasdaq National Market and the Company elected to sell a portion of its investment in Deswell, reducing its stake in Deswell to below 2% of its shares reported outstanding at December 31, 1997 and realizing a gain of approximately $5.5 million on sales of 390,000 shares. In 1998 the Company sold the remainder of its Deswell holdings for $2,132,000, realizing a gain of approximately $1.3 million.

         On September 12, 1998, Nam Tai signed an agreement to acquire Albatronics by subscribing for slightly over 50% of the outstanding shares of Albatronics. The transaction was completed on November 30, 1998 for $9.98 million, including transaction fees. When Nam Tai announced the completion of the Albatronics acquisition on December 2, 1998, the Company indicated that it would take steps to support Albatronics depending on the results of a comprehensive study investigating opportunities for corporate restructuring and the streamlining of Albatronics' overhead expenses. Since that time, results from Albatronics' year-end audit show a company in financial difficulty with a deficiency in shareholders' equity of $45.2 million, up from the $22.6 million adjusted deficiency in shareholders' equity reported in Albatronics' unaudited August 31, 1998 accounts. The deficiency increased despite the capital injection from Nam Tai's share subscription, reflecting Albatronics' continuing losses, which for the month of December 1998 were $1.71 million. Under ordinary circumstances, Nam Tai, as the controlling shareholder, would consolidate Albatronics' financial statements with Nam Tai's. However, due to the troubled financial condition of Albatronics at December 31, 1998 and the possibility of Albatronics being wound up within a relatively short period, Nam Tai did not consolidate Albatronics' financial statements at December 31, 1998. Instead, Nam Tai accounted for Albatronics on an equity basis and recorded as separate line items on its Consolidated Statements of Income all of Albatronics' December 1998 losses of $1.71 million as "Share of losses of unconsolidated subsidiary" and also made a "Provision for impairment of value" of $8.27 million against the remaining carrying value of this investment. As a result, the carrying value of Nam Tai's investment in Albatronics has been recorded on Nam Tai's Consolidated Balance Sheet at December 31, 1998 at a nominal value as "Investment in unconsolidated subsidiary (less provision for impairment of value)."

         On May 27, 1998, Nam Tai completed a strategic investment of $16 million for approximately 20% of the outstanding shares of Group Sense, a publicly listed Hong Kong company (Hang Seng company #601). During 1998, the Company received dividend payments from Group Sense of $590,000 and earned $534,000 as its share of Group Sense's results (since its May 27, 1998 investment) for the six-month period ending September 30, 1998, which are the most recent results announced to date.

         Property, plant and equipment - net of $32,445,000 as at December 31, 1998 is virtually unchanged from $32,442,000 as at December 31, 1997. Depreciation on fixed assets for 1998 was $4,258,000 while additions to plant and equipment during 1998 were $4,699,000. New equipment and machines purchased in 1998 included four sets of SMT systems, five sets of ACF heat seal machines, and equipment for product development including a laser rapid prototyping machine and a Hast Chamber for product reliability testing.

         At December 31, 1998, 58% and 29% of the Company's identifiable assets were located in Hong Kong and China, respectively, as compared to 14.7% and 26.7%, respectively, at December 31, 1997. Cash and cash equivalents consisting of cash and short-term term deposits representing 23% of the total cash and cash equivalents of $71,215,000 was held by the Company in North America at December 31, 1998 compared to 93.2% of the $102,411,000 cash and cash equivalents at December 31, 1997. The decrease in the percentage of funds held in North America occurred because in the second half of 1998 the Company took advantage of the higher Hong Kong dollar interest rates by shifting a portion of its surplus funds from U.S. dollar deposits into Hong Kong dollar term deposits and purchased an option contract to hedge the risk of a devaluation of the Hong Kong dollar. As a result, identifiable assets in North America declined to 13% of total assets at December 31, 1998 compared to 58.6% of total assets at December 31, 1997. The Company expects that in the future the majority of its surplus funds will be held in North America.

         In the past, the Company used short-term bank borrowing to assist in meeting its working capital requirements and to provide funds for investments in property, plant and equipment; however, since 1996 the Company's capital requirements have been financed from internally generated funds, and short-term borrowing was reduced to nil at December 31, 1998 and 1997 respectively. The Company had working capital of $77,539,000 and $113,470,000 as of December 31, 1998 and 1997 respectively.

         At December 31, 1998, Nam Tai had in place general banking facilities with four financial institutions aggregating $50,100,000. For the three years ended December 31, 1998, banking facilities bore Nam Tai's corporate guarantee and there was an undertaking not to pledge any assets to any other banks without the prior consent of the Company's bankers. Such facilities, which are subject to annual review, permit the Company to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital, as well as fixed loans. As at December 31, 1998, the Company had utilized approximately $1,201,000 under such general credit facilities and had available unused credit facilities of $48,899,000. Interest on notes payable averaged 5.8% per annum during the year ended December 31, 1998. During the year ended December 31, 1998, the Company paid a total of $1,000 in interest on indebtedness.

         Accounts payable increased by 4.7% to $18,377,000 for the year ended December 31, 1998 from $17,551,000 for the year ended December 31, 1997, principally as a result of the extension of credit terms from suppliers.

         The Company had no long-term debt during either 1998 or 1997.

         Cash flow from operations for 1998 was $19,400,000, including net income of $3,529,000, depreciation of $4,258,000 and other non-working capital adjustments of $7,978,000. The net cash increase due to changes in working capital (excluding cash and bank borrowings) was $3,635,000.

         During 1998, the Company's net investment activities used $27,222,000. This principally includes proceeds on the disposal of shares of Deswell of $2,132,000 and proceeds from the disposal of land in Hong Kong of $815,000, less the investment in Group Sense (net of dividends received) of $15,819,000, the investment in Albatronics of $9,980,000 and additions to fixed assets of $4,699,000.

         Net cash used by financing activities was approximately $23,396,000 in 1998. Financing activities during 1998 included share repurchases of $21,255,000 and the payment of dividends of $2,141,000.

         The Company believes there are no material restrictions (including foreign exchange controls) on the ability of Nam Tai's non-China subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases. With respect to the Company's China subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from China due to the Company's reinvestment program for tax purposes and the 10% reserve fund. (See note 15 of the Notes to the Consolidated Financial Statements.) In the event that dividends are paid by the Company's China subsidiaries, they would reduce the amount available for the reinvestment program and accordingly taxes would be payable on the profits not reinvested.

The Company believes such restrictions will not have a material effect on the Company's liquidity or cash flow.

         In 1994, the Company resumed paying annual dividends, paying shareholders aggregate dividends of $65,000 ($0.01 per share) in 1994. Since then dividends paid per share have increased annually to $120,000 ($0.015 per share) in 1995, $243,000 ($0.03 per share) in 1996, $786,000 ($0.10 per share)
in 1997 and $2,141,000 or ($0.28 per share) in 1998. On February 15, 1999, the
Company announced that it was increasing the annual dividend to $0.32 per share to be paid on a quarterly basis commencing with the first quarter 1999 dividend of $0.08 per share. It is the general policy of Nam Tai to determine the actual annual amount of future dividends based upon the Company's growth during the preceding year. In spite of the lower net sales and income in 1998 compared to 1997, the Company increased the dividends per share marginally to reflect its positive outlook for 1999, the continued strong cash flows from operations in 1998 and taking into account the reduced number of shares outstanding at December 31, 1998 compared to December 31, 1997. Future dividends will be in the form of cash or stock or a combination of both. There can be no assurance that any dividend on the Common Shares will be declared, or if declared, what the amounts of dividends will be or whether such dividends, once declared, will continue for any future period.

Impact of Inflation

         Inflation in China and Hong Kong, estimated at -0.8% and 2.6% respectively, has not had a material effect on Nam Tai's past business. During times of inflation, the Company has generally been able to increase the price of its products in order to keep pace with inflation. Furthermore, increases in labor costs, which represent the most significant component of the Company's production costs (other than material costs), would not materially affect its business because of the Company's utilization of less expensive labor through its operations in China. Labor and overhead expenses related to Nam Tai's Chinese factory amounted to 13.7% of the Company's total expenses before operating income during the year ended December 31, 1998 and 10.9% during the year ended December 31, 1997.

Exchange Rates

         The Company sells a majority of its products in U.S. dollars and pays for its material components in Japanese yen, U.S. dollars and Hong Kong dollars. It pays labor costs and overhead expenses in renminbi, the currency of China (the basic unit of which is the yuan), Hong Kong dollars and Canadian dollars. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00 through the currency issuing banks in Hong Kong and accordingly has not in the past presented a currency exchange risk.

         At the end of 1997 and early 1998, in light of the currency turmoil experienced by many other Southeast Asian countries, there has been increasing pressure for a devaluation of the currencies of Hong Kong and China. While the governments of Hong Kong and China have indicated they will support their currencies, possible devaluations may occur. While the Company expects that it may initially benefit from such devaluations through their effect of reducing expenses when translated into U.S. dollars, such benefits could be outweighed if it causes a destabilizing downturn in China's economy, creates serious domestic problems in China or creates other problems adversely affecting the Company's business.

         Canadian operations are relatively small with the percentage of expense in Canadian dollars representing 2% of the total expenses for the year ended December 31, 1998.

         Management believes the Company's most significant foreign exchange risk results from material purchases made in Japanese yen. Approximately 18%, 23% and 28% of Nam Tai's material costs have been in Japanese yen during the years ended December 31, 1998, 1997 and 1996, respectively. Sales made in yen account for approximately 0.3% of sales for the year ended December 31, 1998, 6.3% of sales for the year ended December 31, 1997 and 15% of sales for the year ended December 31, 1996. The net currency exposure has increased as a result of the decision to price the majority of goods sold in U.S. dollars. The Company believes its customers will accept an increase in the selling price of manufactured products if the exchange rate of the yen appreciates beyond a range of 5% to 10%, although such customers may also request a decrease in selling price in the event of a depreciation of the Japanese yen. The Company's belief is based on oral agreements with its principal customers which management believes are customary between OEMs and their suppliers. However, there can be no assurance that such agreements will be honored, and the refusal to honor such an agreement in the event of a severe fluctuation of the yen at a time when sales made in yen are insufficient to cover material purchases in yen would materially and adversely affect the Company's operations.

         Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equaled the market rate. Since the market and official renminbi rates were unified, the value of the renminbi against the dollar has been stable. This is in spite of significant inflation during 1994 and 1995 that placed devaluation pressure on the renminbi. The Chinese Government took steps to restrict credit to counteract these pressures, which taken together with the net inflow of capital into China, resulted in stability of the currency against the U.S. dollar.

         The Company believes that because its Chinese operations are presently confined to manufacturing products for export, any devaluation of the renminbi would benefit Nam Tai by reducing its costs in China, provided that devaluation or other economic pressures do not lead to fundamental changes in the present economic climate in China.

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

         Beginning on November 30, 1996, the Chinese renminbi has become fully convertible under the current accounts. There are no restrictions on trade-related foreign exchange receipts and disbursements in China. Capital account foreign exchange receipts and disbursements are subject to control, and organizations in China are restricted in foreign currency transactions which must take place through designated banks.

         The Company may elect to hedge its currency exchange risk when it judges such action may be required. In an attempt to lower the costs of expenditures in foreign currencies, management will periodically enter into forward contracts or option contracts to buy or sell foreign currency(ies) against the U.S. dollar through one of its banks. As a result, the Company may suffer losses resulting from the fluctuation between the buy forward exchange rate and the sell forward exchange rate, or from the price of the option premium.

         As at December 31, 1998 and December 31, 1997, the Company had no open forward contracts and no option contracts. During 1998, the Company recorded a charge of $840,000 on the write-off of a premium on an option which was purchased as a hedge in the event that the Hong Kong dollar was de-pegged and allowed to depreciate against the U.S. dollar. Under the terms of the option, Nam Tai had the right to purchase US$30 million at a fixed exchange rate of HK$7.8 for each U.S. dollar. After purchasing the option, the Company invested a portion of its cash surplus in short-term Hong Kong dollar deposits which were earning interest rates between 10% and 14.175%, significantly higher than what was offered on U.S. dollar deposits. In 1997 and 1996, Nam Tai recorded no gain or loss from hedging transactions. The Company is continuing to review its hedging strategy and there can be no assurance that Nam Tai will not suffer losses in the future as a result of currency hedging.

Year 2000 Issue

         Many existing computer programs, including some programs used by the Company in its computer systems and equipment, use only two digits to identify a year in the date field. These programs were designed without considering the impact of the upcoming change in the century. If not corrected, these computer applications and systems could fail or create erroneous results before, during, or after the year 2000. The Company's investigations and efforts to date have included studies, investigations, inquiries to software and equipment suppliers, testing by internal management and outside consultants, and the purchase of certain replacement software and rewriting certain sections of existing programs.

         Based on these efforts, the cost of which has not been material to date, management does not anticipate that the Company will incur any material operating expenses or be required to incur material costs as a result of the year 2000 issue. Management believes that as a result of its efforts to date, the Company is year 2000 compliant. Despite management's effort to take reasonable precautions to be year 2000 ready, and its belief that it is currently year 2000 compliant, to the extent the Company's systems are not fully year 2000 compliant, there can be no assurance that potential systems interruptions or the cost necessary to update software would not have a material adverse effect on the Company's business, financial condition, results or operations and business prospects.

         In addition to the internal preparations discussed above, the Company has sent inquiry letters to its key suppliers and key customers to ensure that they do not expect any year 2000 problems to impact their business dealings with Nam Tai. In the event that the Company's significant customers and suppliers do not successfully and timely achieve year 2000 compliance, the Company's business or operations could be adversely affected. There is also a risk that year 2000 problems may cause regional or global problems for utility companies, transportation systems, banking systems, or the global economy. To the extent that these problems materialize, Nam Tai expects that its business will be adversely impacted and to date the Company has not completed a year 2000 contingency plan.


         New Accounting Standards

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share. The new rule requires specific disclosure of both diluted earnings per share and earnings per common share calculated without the dilutive impacts of outstanding stock options or convertible securities. As disclosed in Note 1(e) of Notes to Consolidated Financial Statements appearing in Item 18 of this Report, the Company has adopted this method of accounting for earnings per share.

         In 1998, the Company adopted a new disclosure standard, SFAS No. 130, "Reporting Comprehensive Income." which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.

         New Accounting Standards Not Yet Disclosed

         The Financial Accounting Standards Board has issued a new standard SFAS No. 133 "Derivative Instruments and Hedging Activities." Management has not yet completed the analysis of the impact this would have on the financial statements of the Company.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Management

         The directors and executive officers of the Company are as follows:


Name                    Position with Company
----                    ---------------------
Tadao Murakami          Chairman of the Board and Director

Shigeru Takizawa        Chief Executive Officer, President and Director

M. K. Koo               Senior Executive Officer and Director

Hidekazu Amishima       General Manager of NTSZ

Y.C. Chang              Vice General Manager of NTSZ

Mamoru Koike            Vice General Manager Research and Development

Mark Waslen             Treasurer

Lorne Waldman           Secretary

Charles Chu             Director

Stephen Seung           Director


         TADAO MURAKAMI Mr. Murakami has served the Company in various executive capacities since 1984. He became Secretary and a Director of the Company in December 1989. From June 1989, he has been employed as the President of the Company's Hong Kong subsidiary. In July 1994, Mr. Murakami succeeded Mr. Koo as President and in June 1995 became the Company's Chief Executive Officer. Mr. Murakami assumed the position of Vice-Chairman in January 1996 and is in charge of the manufacturing and marketing operations of the Company. In September 1998, Mr. Murakami succeeded Mr. Koo as the Chairman of the Board of Directors. Mr. Murakami graduated from Japan Electronic Technology College in 1964.

         SHIGERU TAKIZAWA Mr. Takizawa joined the Company in September 1998 after a forty year career with Toshiba Corporation holding various senior management and executive positions. He assumed the positions of President and Chief Executive Officer of the Company, succeeding Mr. Murakami. Mr. Takizawa is responsible for the management and direction of all business operations and technological development of the Nam Tai group of companies. He is also a director.

         M.K. KOO Mr. Koo had served as Chairman of the Board and a Director of Nam Tai and its predecessor companies since inception. Mr. Koo assumed the role as Chief Financial Officer of the Company from April 1997 until January 1998 and again in February 1998 to May 1998. Mr. Koo assumed the newly created position of Senior Executive Officer, Corporate Strategy, Finance and Administration when Mr. Murakami succeeded him as Chairman of the Board. Mr. Koo also serves on the Company's audit committee. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.

         HIDEKAZU AMISHIMA Mr. Amishima joined the Company in August 1996 as Vice General Manager and assumed the responsibility for overseeing day-to-day factory operations of the Company's Shenzhen, China manufacturing complex as General Manager in November 1996. From 1964 until joining the Company, Mr. Amishima was employed by Kanda Tsushin Industrial Co. Ltd., a Japanese electronics manufacturer.

         Y.C. CHANG Mr. Chang joined the Company in 1991 and assumed the position of Assistant General Manager of Production before being promoted to Vice General Manager of the Company's principal manufacturing facility in late 1997. Mr. Chang is in charge of production at the Company's Shenzhen, China manufacturing facility. Prior to joining Nam Tai he was Assistant Production Manager for Inventec Co. Ltd. and Production and Quality Control Manager for Supercom Co. Ltd.

         MAMORU KOIKE Mr. Koike joined Nam Tai in April 1998 as Vice General Manager of Nam Tai's Research and Development Department in charge of design and development. Before joining Nam Tai, Mr. Koike serve Sharp Corporation for thirty-five years since his graduation from Osaka Electric Communication High School in 1963.


         MARK WASLEN Mr. Waslen first joined Nam Tai in July 1990 to oversee Nam Tai's financial reporting and accounting. In June 1993 Mr. Waslen was appointed the Company's Financial Controller. From the end of 1995 to May 1998 Mr. Waslen worked for Deloitte Touche Tohmatsu where he pursued further training in the area of tax before rejoining Nam Tai in June 1998 as Treasurer. Mr. Waslen is both a Chartered Accountant ("C.A"). and a Certified Public Accountant ("C.P.A"). He earned his Bachelor of Commerce degree at the University of Saskatchewan in 1982.

         LORNE WALDMAN Mr. Waldman joined Nam Tai in December 1996 as in-house counsel for Nam Tai Electronics (Canada) Ltd. He was appointed Secretary of Nam Tai Electronics, Inc. in October 1997. Mr. Waldman received a Bachelor of Commerce Degree from the University of Calgary in 1990. In 1994 he received his LL.B. and MBA degrees from the University of British Columbia.

         CHARLES CHU Mr. Chu originally served as Secretary and a Director of the Company from August 1987 to September 1989. He was reappointed a Director in December 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on Nam Tai's audit committee. Mr. Chu received his Bachelor of Laws degree and Post-Graduate Certificate of Laws from the University of Hong Kong in 1980 and 1981, respectively.

         STEPHEN SEUNG Mr. Seung was appointed a Director of Nam Tai in 1995. Mr. Seung is an attorney and C.P.A. and has been engaged in the private practice of law in New York since 1981. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung serves on Nam Tai's audit committee and acts as Nam Tai's authorized agent in the United States.

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate amount of compensation paid by Nam Tai and its subsidiaries during the year ended December 31, 1998 to all directors and officers as a group for services in all capacities was approximately $1,903,000. The includes compensation in the form of housing in Hong Kong for its Chairman and Chief Executive Officer consistent with the practice of other Companies in Hong Kong.


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

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR ITS SUBSIDIARIES

         At March 1, 1999, the Company had outstanding options to purchase an aggregate of 353,333 Common Shares, all of which were granted under the Company's 1993 Stock Option Plan including; 53,333 options granted on January

12, 1996 and exercisable at $10.50 per share and expiring on January 11, 2001; 3500 options granted on March 16, 1998 with an exercise price of $15.75 and expiring March 15, 2001; and 296,500 options were granted on August 27, 1998 and are exercisable after August 27, 1999 at $10.50 per share and expire on March 15, 2001. All options are granted with an exercise price equal to or exceeding the average of the daily per share high and low prices on the 10 consecutive trading days immediately preceding the grant date.

         At March 1, 1999, the Company had outstanding warrants to purchase an aggregate of 3,427,129 Common Shares. Of these, 2,997,129 warrants which were issued to the public in the 1997 Offering (the "Warrants") are exercisable to purchase 2,997,129 Common Shares at $20.40 per share until November 24, 2000; 130,000 warrants are exercisable beginning November 30, 1998 to purchase 130,000 Units (consisting of one Common Share and one Warrant) at $20.40 per Unit until November 24, 2000; and 300,000 warrants issued on October 5, 1998 are exercisable to purchase 300,000 Commons Shares at $10.25 per share until October 4, 2001.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS


         Not Applicable

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

ITEM 17. FINANCIAL STATEMENTS

         Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

         The following financial statements are filed as part of this Report:


                                                                                                       Page No.
                                                                                                       --------
Report of Deloitte Touche Tohmatsu....................................................................... 43

Report of PricewaterhouseCoopers......................................................................... 44

Consolidated Statements of Income for the years ended December 31, 1998,
  December 31, 1997 and December 31, 1996.................................................................45

Consolidated Balance Sheets as of December 31, 1998 and December 31, 1997.................................46

Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 1998, December 31, 1997 and December 31, 1996........................................47

Consolidated Statements of Cash Flows for the years ended December 31, 1998,
  December 31, 1997 and December 31, 1996.................................................................48

Notes to Consolidated Financial Statements................................................................49

         In accordance with Rule3-09 of Regulation S-X the Company believes that it is required to file the Consolidated Financial Statements of Albatronics (Far
East) Company Limited, a majority owned unconsolidated subsidiary. Such financial statements will be filed by amendment by June 30, 1999.

         All other schedules for which provisions made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

[LETTERHEAD OF DELOITTE TOUCHE TOHMATSU]





INDEPENDENT AUDITORS' REPORT



To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.

We have audited the accompanying consolidated balance sheet of Nam Tai Electronics, Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and subsidiaries at December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.





/S/ Deloitte Touch Tohmatsu
---------------------------

DELOITTE TOUCHE TOHMATSU

March 12, 1999
Hong Kong

[LETTERHEAD OF PRICE WATERHOUSE]

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
NAM TAI ELECTRONICS, INC.


We have audited the accompanying consolidated balance sheet of Nam Tai Electronics, Inc. and its subsidiaries as of December 31, 1997 and the related statements of income, shareholders' equity, and cash flows for each of the two years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and its subsidiaries as of December 31, 1997 and the results of their operations and their cash flows for each of the two years ended December 31, 1997 and 1996 in conformity with accounting principles generally accepted in the United States of America.




/S/Price Waterhouse
-------------------
PRICE WATERHOUSE
Certified Public Accountants

HONG KONG
March 11, 1998

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                             YEAR ENDED DECEMBER 31,
                                                                     -------------------------------------
                                                                       1998           1997          1996
                                                                     ---------     ---------     ---------
Net sales                                                            $ 101,649     $ 132,854     $ 108,234
Cost of sales                                                           76,939        98,130        86,049
                                                                     ---------     ---------     ---------
Gross profit                                                            24,710        34,724        22,185
                                                                     ---------     ---------     ---------

Selling, general and administrative expenses                            13,190        13,799        12,702
Research and development expenses                                        1,691         1,909           950
Non-recurring expense (Note 4)                                           1,445            --            --
                                                                     ---------     ---------     ---------
                                                                        16,326        15,708        13,652
                                                                     ---------     ---------     ---------

Income from operations                                                   8,384        19,016         8,533
Net gain (loss) on disposal of property, plant and equipment               766         4,350          (123)
Provision for impairment of investment in an
  unconsolidated subsidiary (Note 1)                                    (8,271)           --            --
Other income - net (Note 5)                                              4,865         7,791         1,253
Interest expense                                                            (1)          (39)          (89)
                                                                     ---------     ---------     ---------

Income before income taxes and equity in results of an affiliated
  company and unconsolidated subsidiary                                  5,743        31,118         9,574
Income taxes (Note 8)                                                   (1,040)         (279)         (158)
                                                                     ---------     ---------     ---------
Income before equity interest                                            4,703        30,839         9,416
Equity in income of an affiliated company, less amortization
  of goodwill                                                              534            --            --
Equity in loss of an unconsolidated subsidiary (Note 1)                 (1,708)           --            --
                                                                     ---------     ---------     ---------

Net income                                                           $   3,529     $  30,839     $   9,416
                                                                     =========     =========     =========

Basic earnings per share (Note 9)                                    $    0.34     $    3.70     $    1.17
                                                                     =========     =========     =========

Diluted earnings per share (Note 9)                                  $    0.34     $    3.68     $    1.16
                                                                     =========     =========     =========


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS
(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)



                                                                                     DECEMBER 31,
                                                                                  --------------------
                                                                                    1998        1997
                                                                                  --------    --------
ASSETS
Current assets:
  Cash and cash equivalents                                                       $ 71,215    $102,411
  Marketable securities (Note 10)                                                      513          --
  Accounts receivable, net                                                          16,138      16,985
  Inventories (Note 11)                                                              4,355       9,838
  Prepaid expenses and deposits                                                      4,794       3,788
                                                                                  --------    --------

         Total current assets                                                       97,015     133,022

Long-term investments (Note 12)                                                         --         833
Investment in an unconsolidated subsidiary (Note 1)                                      1          --
Investment in an affiliated company (Note 13)                                       16,223          --
Property, plant and equipment - net (Note 14)                                       32,445      32,442
Other assets                                                                         1,544       1,491
                                                                                  --------    --------

         Total assets                                                             $147,228    $167,788
                                                                                  ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable                                                                   $    329    $  1,814
  Accounts payable and accrued expenses                                             18,377      17,551
  Dividend payable                                                                     665          --
  Income taxes payable                                                                 105         187
                                                                                  --------    --------
         Total current liabilities                                                  19,476      19,552
Deferred income taxes                                                                   56          --
                                                                                  --------    --------
         Total liabilities                                                          19,532      19,552
                                                                                  --------    --------
Commitments and contingencies (Note 17)
Shareholders' equity:
  Common shares ($0.01 par value - authorized 20,000,000 shares; shares issued and outstanding at December 31, 1998 - 9,812,523
    December 31, 1997 - 11,220,023)                                                     98         112
  Additional paid-in capital                                                        80,044      80,044
  Retained earnings                                                                 47,509      68,050
  Accumulated other comprehensive income                                                45          30
                                                                                  --------    --------

         Total shareholders' equity                                                127,696     148,236
                                                                                  --------    --------

         Total liabilities and shareholders' equity                               $147,228    $167,788
                                                                                  ========    ========



See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S. DOLLARS IN THOUSANDS EXCEPT SHARE DATA)




                                                                                                           ACCUMULATED     TOTAL
                                         COMMON       COMMON      ADDITIONAL     STOCK                         OTHER       SHARE -
                                         SHARES       SHARES        PAID-IN      OPTION        RETAINED   COMPREHENSIVE  HOLDERS'
                                       OUTSTANDING    AMOUNT        CAPITAL      GRANTS        EARNINGS       INCOME      EQUITY
                                       -----------  -----------   -----------  -----------   -----------  ------------- -----------
Balance at January 1, 1996              8,063,177   $        80   $    28,182  $       467   $    31,417   $        27  $    60,173
Share buy-back program                   (273,500)           (3)           --           --        (2,583)           --       (2,586)
Shares issued on exercise of options       47,550             1           390          (91)           --            --          300
Options cancelled                              --            --            --          (71)           --            --          (71)
Comprehensive income:
  Net income                                   --            --            --           --         9,416            --        9,416
  Foreign currency translation                 --            --            --           --            --             1            1
Dividends ($0.03 per share)                    --            --            --           --          (243)           --         (243)
                                        ---------   -----------   -----------  -----------   -----------   -----------  -----------

Balance at December 31, 1996            7,837,227            78        28,572          305        38,007            28       66,990
Share buy-back program                     (1,000)           --            --           --           (10)           --          (10)
Shares issued on exercise of
  options                                 386,667             4         3,802         (305)           --            --        3,501
Shares and warrants issued
  on rights offering                    2,997,129            30        47,670           --            --            --       47,700
Comprehensive income:
  Net income                                   --            --            --           --        30,839            --       30,839
  Foreign currency translation                 --            --            --           --            --             2            2
Dividends ($0.1 per share)                     --            --            --           --          (786)           --         (786)
                                        ---------   -----------   -----------  -----------   -----------   -----------  -----------

Balance at December 31, 1997           11,220,023           112        80,044           --        68,050            30      148,236
Share buy-back program                 (1,407,500)          (14)           --           --       (21,241)           --      (21,255)
Issue of options                               --            --            --           75            --            --           75
Options cancelled                              --            --            --          (75)           --            --          (75)
Comprehensive income:
  Net income                                   --            --            --           --         3,529            --        3,529
  Foreign currency translation                 --            --            --           --            --            15           15
Dividends ($0.28 per share)                    --            --            --           --        (2,829)           --       (2,829)
                                        ---------   -----------   -----------  -----------   -----------   -----------  -----------
Balance at December 31, 1998            9,812,523   $        98   $    80,044  $        --   $    47,509   $        45  $   127,696
                                        =========   ===========   ===========  ===========   ===========   ===========  ===========


Accumulated other comprehensive income represents foreign currency translation adjustments.

The comprehensive income of the Company was $3,544, $30,841 and $9,417 for the years ended December 31, 1998, 1997 and 1996, respectively.


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. DOLLARS IN THOUSANDS)


                                                                            YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------
                                                                          1998        1997       1996
                                                                       ---------   ---------   ---------
Cash flows from operating activities:
Net income                                                             $   3,529   $  30,839   $   9,416
                                                                       ---------   ---------   ---------

Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation                                                             4,258       4,331       2,675
  Net (gain) loss on disposal of property, plant and equipment              (766)     (4,350)        123
  Gain on disposal of long-term investments                               (1,299)     (5,488)         --
  Unrealized loss on decline of market value of marketable securities        468          --          --
  Equity in income of an affiliated company less dividend
    received and amortization of goodwill                                   (404)         --          --
  Equity in loss of an unconsolidated subsidiary                           1,708          --          --
  Provision for impairment of investment in an unconsolidated
    subsidiary                                                             8,271          --          --
Changes in current assets and liabilities:
  Increase in marketable securities                                         (981)         --          --
  Decrease (increase) in accounts receivable                                 824        (396)      1,110
  Decrease (increase) in inventories                                       5,483         673         (86)
  Increase in prepaid expenses and deposits                               (1,006)     (2,020)       (243)
  Decrease in notes payable                                               (1,485)     (3,372)       (134)
  Increase in accounts payable and accrued expenses                          826       1,330       2,776
  (Decrease) increase in income taxes payable                                (26)        156         (76)
                                                                       ---------   ---------   ---------

         Total adjustments                                                15,871      (9,136)      6,145
                                                                       ---------   ---------   ---------

Net cash provided by operating activities                                 19,400      21,703      15,561
                                                                       ---------   ---------   ---------

Cash flows from investing activities:
  Purchase of interest in an affiliated company                          (15,819)        (12)       (119)
  Purchase of interest in an unconsolidated subsidiary                    (9,980)         --          --
  Purchase of property, plant and equipment                               (4,699)     (3,602)    (11,650)
  Purchase of other assets                                                   (53)       (246)       (541)
  Proceeds from disposal of long-term investments                          2,132       8,717          --
  Proceeds from disposal of property, plant and equipment                  1,197       7,666          --
                                                                       ---------   ---------   ---------

Net cash (used in) provided by investing activities                      (27,222)     12,523     (12,310)
                                                                       ---------   ---------   ---------

Cash flows from financing activities:
  Share buy-back program                                                 (21,255)        (10)     (2,583)
  Dividends paid                                                          (2,141)       (749)       (243)
  Decrease in short-term bank loans and overdraft                             --          --        (273)
  Proceeds from shares issued in rights offering, net                         --      47,700          --
  Additional shares issued, net                                               --       3,501         226
                                                                       ---------   ---------   ---------

Net cash (used in) provided by financing activities                      (23,396)     50,442      (2,873)
                                                                       ---------   ---------   ---------

Foreign currency translation adjustments                                      22           2           1
                                                                       ---------   ---------   ---------
Net (decrease) increase in cash and cash equivalents                     (31,196)     84,670         379
Cash and cash equivalents at beginning of period                         102,411      17,741      17,362
                                                                       ---------   ---------   ---------

Cash and cash equivalents at end of period                             $  71,215   $ 102,411   $  17,741
                                                                       =========   =========   =========

Supplemental schedule of cash flow information:
  Interest paid                                                        $       1   $      39   $      89
                                                                       ---------   ---------   ---------

  Income taxes paid                                                    $     161   $     123   $     234
                                                                       ---------   ---------   ---------



See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



1.       ACQUISITIONS

         On December 2, 1998, the Company acquired 50.00025% of the outstanding shares of Albatronics (Far East) Company Limited ("Albatronics"), a Hong Kong public listed company, for cash of $9,980 including transaction fees. Albatronics and its subsidiaries are engaged in the trading of electronic components and manufacturing of consumer electronics products.

         On the completion of the Albatronics acquisition on December 2, 1998, the Company indicated that it would take steps to support Albatronics depending on the results of a comprehensive study investigating opportunities for corporate restructuring and streamlining of overhead expenses in Albatronics. Despite the Company's cash investment, Albatronics' financial position has weakened dramatically since the agreement to invest in Albatronics was signed in September 1998. Currently, the Company is seeking to work together with Albatronics' major trade creditor and bankers to try to support Albatronics. If any of these three parties refuses to provide the necessary support, Albatronics' directors will consider all available options including putting Albatronics into liquidation.

         Due to the troubled financial condition of Albatronics at December 31, 1998, and the possibility of Albatronics being wound up within a relatively short period, the Company has not consolidated Albatronics' financial statements at December 31, 1998 or for the year then ended. Instead, the Company recorded as separate line items on its consolidated statements of income Albatronics' loss for the month of December 1998 of $1,708 as "equity in loss of an unconsolidated subsidiary" and a "provision for impairment of investment in an unconsolidated subsidiary" of $8,271 against the remaining carrying value of this investment. As a result, the carrying value of the Company's investment in Albatronics has been recorded on the consolidated balance sheet at December 31, 1998 as "investment in an unconsolidated subsidiary" at a nominal value of $1.

         On May 27, 1998, the Company acquired 20% of the outstanding shares of Group Sense (International) Limited ("Group Sense"), a Hong Kong public listed company, for cash of $16,279. Group Sense and its subsidiaries manufacture consumer electronics products.

         Group Sense has been accounted for as an affiliated company and the results of Group Sense have been included in the consolidated financial statements from the date of acquisition to September 30, 1998 (interim announcement date of Group Sense, the date of latest available results) as permitted by Accounting Principles Board ("APB") Opinion No. 18 "The equity method of accounting for investments in common stock".

         The following table sets out certain proforma information for the years ended December 31, 1998 and 1997 to reflect the acquisition of Albatronics as though it had occurred on January 1, 1997:


                                                                                YEAR ENDED DECEMBER 31,
                                                                                -----------------------
                                                                                   1998          1997
                                                                                ----------   ----------
         Provision for impairment of investment in an unconsolidated
           subsidiary                                                           $       --   $       --
         Equity in results of an unconsolidated subsidiary, less
           amortization of goodwill                                                (11,525)       1,545
         Proforma net income                                                         1,343       31,685
         Proforma basic earnings per share                                            0.13         3.81
         Proforma diluted earnings per share                                          0.13         3.78

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A        PRINCIPLES OF CONSOLIDATION


         The consolidated financial statements include the financial statements of Nam Tai Electronics, Inc. (the "Company") and all its subsidiaries, excluding Albatronics. Intercompany accounts and transactions have been eliminated on consolidation. The details of the Company's subsidiaries are described in Note 15.


         The Company's investments in Group Sense and Albatronics, 20% and 50.00025% owned companies, respectively, in which it has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Accordingly, the Company's share of the earnings of these companies is included in consolidated net income.

B        GOODWILL


         The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill and is amortized to expense on a straight line basis.

C        USE OF ESTIMATES


         The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D        CASH AND CASH EQUIVALENTS


         Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.

E        INVENTORIES


         Inventories are stated at the lower of cost and market value. Cost is determined on the first-in, first-out basis.

F        MARKETABLE SECURITIES


         All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in other income. The cost of securities sold is based on the average cost method and interest earned is included in other income.

G        LONG-TERM INVESTMENTS


         Long-term investments are stated at the lower of cost and market value.

H        PROPERTY, PLANT AND EQUIPMENT


         Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction in Canada. Capitalized interest was nil, nil and $13 for the years ended December 31, 1998, 1997 and 1996, respectively. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Gains and losses from the disposal of property, plant and equipment are included in income.


         All land in the Hong Kong Special Administration Region ("Hong Kong") of the People's Republic of China (the "PRC") is owned by the government of Hong Kong which leases the land at public auction to nongovernmental entities. With the exception of those leases which expire after June 30, 1997 and before June 30, 2047 with no right of renewal, the Sino-British Joint Declaration extends the terms of all currently existing land leases for another 50 years beyond June 30, 1997. Thus, all of the Company's land leaseholds in Hong Kong are considered to be medium-term assets. The cost of such land leaseholds is amortized on the straight-line basis over the respective terms of the leases.

H        PROPERTY, PLANT AND EQUIPMENT - CONTINUED

         All land in other regions in the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus all of the Company's land purchases in the PRC are considered to be land leaseholds and are amortized on the straight-line basis over the respective term of the right to use the land.

         Depreciation rates computed using the straight-line method are as follows:


         CLASSIFICATION                                       RATE
         Medium-term leasehold buildings                   2.0% -  4.5%
         Freehold buildings                                3.3% -  4.0%
         Furniture and fixtures                           18.0% - 25.0%
         Machinery and equipment                           9.0% - 25.0%
         Molds and tools                                  18.0% - 25.0%
         Motor vehicles                                   18.0% - 25.0%
         Leasehold improvements                           18.0% - 33.0%

         In 1996, management reassessed the useful life of certain plant and equipment assets and changed their estimated useful life from four to five years effective January 1, 1996. As a result of this change, the 1998, 1997 and 1996 depreciation expenses were lower by $899, $835 and $860, respectively, than they would have been had an estimated life of four years been used.

I.       IMPAIRMENT

         The Company review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss, measured based on the fair value of the assets, is recognized if expected future non-discounted cash flows are less than the carrying amount of the assets.

J        REVENUE RECOGNITION

         Revenue from sales of products is generally recognized upon shipment to customers.

K        RESEARCH AND DEVELOPMENT COSTS

         Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $1,691, $1,909 and $950 for the years ended December 31, 1998, 1997 and 1996, respectively.

L        STAFF RETIREMENT PLAN COSTS

         The Company's contributions to the staff retirement plan (Note 6) are charged to the consolidated statement of income as incurred.

M        DEFERRED COMPENSATION ARRANGEMENT COSTS

         For the years 1990 through 1994, the liability relating to the Deferred Compensation Arrangement (Note 7) was provided ratably over the future employment periods of the beneficiaries of the plan until their dates of retirement or earlier departure from the Company. At December 31, 1995, the remaining balance was fully provided for. Consequently, for the three years ended December 31, 1998, no further provision was made.

N        INCOME TAXES

         The Company provides for all taxes based on income whether due at year end or estimated to become due in future periods but based on profits earned to date. However, under the current tax legislation in the PRC, the Company has reasonable grounds to believe that income taxes paid in respect of any year would be refunded after the profits earned in that year are reinvested in the business by way of subscription for new shares. Accordingly, any PRC tax paid during the year is recorded as an amount receivable at year end when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the PRC tax authority that the refund will be refused. Deferred income taxes are provided to recognize the effect of the difference between the financial statement and income tax bases of measuring assets and liabilities.

O        FOREIGN CURRENCY TRANSLATIONS

         The consolidated financial statements have been stated in U.S. dollars, the official currency used in the British Virgin Islands (the Company's place of incorporation). Although the operating facilities are located in Hong Kong and the PRC, the U.S. dollar is the currency of the primary economic environment in which the Company's consolidated operations are conducted. The exchange rate between the Hong Kong dollar and the U.S. dollar has been pegged (HK$7.80 to US$1.00) since October 1983.

         All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than functional currencies are translated at the exchange rates existing on that date. Exchange differences arising are dealt with in the consolidated statement of income.

         The financial statements of all subsidiaries with functional currencies other than the U.S. dollar are translated in accordance with SFAS No. 52, "Foreign Currency Translation." With the exception of Namtai Electronic (Shenzhen) Co. Ltd. ("NTES"), Zastron Plastic & Metal Products (Shenzhen) Ltd. ("Zastron") and Shenzhen Namtek Co. Ltd. ("Namtek"), which are companies established in the PRC, all assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. Also with the exception of the above named PRC companies, all exchange differences arising from translation of subsidiaries' financial statements are dealt with as a separate component of equity.

         As NTES, Zastron and Namtek act as production centers for the Company, the Company controls their operations and the majority of their transactions are made in Hong Kong dollars. Therefore, the Hong Kong dollar has been determined to be the functional currency of NTES, Zastron and Namtek. Accordingly, all monetary assets and liabilities are translated at the rates of exchange ruling at the balance sheet date, non-monetary assets and liabilities are translated at the historical rate, all income and expense items are translated at the average rates of exchange over the year and all translation adjustments resulting from the conversion of NTES, Zastron and Namtek's financial statements to Hong Kong dollars are taken to the consolidated statement of income. Exchange rates used to translate and remeasure transactions and balances of NTES, Zastron and Namtek are the rates quoted by the Bank of China.

P        EARNINGS PER SHARE

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

Q        CURRENCY CONTRACTS

         The Company enters into forward currency contracts in its management of foreign currency exposures. Since the forward currency contracts are not intended to hedge identifiable foreign currency commitments, generally accepted accounting principles require that the contracts are marked to market with the net realized or unrealized gains or losses recognized in other income - net. (Note 5).

R        STOCK OPTIONS

         SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under APB Opinion No. 25, "Accounting for Stock Issued to Employees," but with additional financial statement disclosure. The Company plans to continue to account for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosure to that effect in Note 19(a).

S        COMPREHENSIVE INCOME

         In 1998, the Company adopted a new disclosure standard SFAS No.130, "Reporting Comprehensive Income" which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.

T        NEW ACCOUNTING STANDARD NOT YET ADOPTED

         The Financial Accounting Standards Board has issued a new standard SFAS No.133 "Derivative Instruments and Hedging Activities". Management has not yet completed the analysis of the impact this would have on the financial statements of the Company.

3.       FINANCIAL INSTRUMENTS

         The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, term deposits and trade receivables.

         The Company's cash and cash equivalents and term deposits are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company's exposure to concentrations of credit risk.

         The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited.

         All of the Company's significant financial instruments at December 31, 1998 are reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts which approximate their fair value.

         From time to time, the Company hedges its currency exchange risk, which primarily arises form materials purchased in currencies other than U.S. dollar, through the purchase and sale of forward currency contracts. Such contracts typically allow the Company to buy or sell currencies at a fixed price for up to one year, but the Company normally books forward six months. At December 31, 1998 and 1997 there were no open forward currency contracts.

4.       NON-RECURRING EXPENSE

         The amount represents the provision relating to a non-recurring customs assessment in the PRC in 1998.

5.       OTHER INCOME - NET

         Other income - net consists of:


                                                              YEAR ENDED DECEMBER 31,
                                                          -------------------------------
                                                            1998        1997        1996
                                                          -------     -------     -------
         Interest income                                  $ 5,047     $ 1,847     $ 1,092
         Gain on disposal of securities, net                1,207       5,488          --
         Foreign exchange gains                               394         500          20
         Currency option premium written off                 (840)         --          --
         Unrealized loss on decline of market value of
           marketable securities                             (468)         --          --
         Bank charges                                        (252)       (343)       (406)
         Miscellaneous (expense) income                      (196)        650         547
         Donations                                            (27)       (351)         --
                                                          -------     -------     -------
                                                          $ 4,865     $ 7,791     $ 1,253
                                                          =======     =======     =======

6.       STAFF RETIREMENT PLANS

         The Company maintains staff contributory retirement plans (defined contribution pension plans) which cover certain of its employees. The cost of the Company's contributions amounted to $79, $55 and $92 for the years ended December 31, 1998, 1997 and 1996, respectively.

7.       DEFERRED COMPENSATION ARRANGEMENT

         In August 1990, the Company agreed to provide compensation in the event of loss of office, for whatever reason, for two officers. The amount of compensation to be ultimately provided is $500 for Mr. M. K. Koo, the senior executive officer of the Company and $300 for Mr. T. Murakami, the Chairman of the Company. During the year ended December 31, 1996, pursuant to an agreement between Mr. Koo and the Company, Mr. Koo elected to apply an amount of $450 payable to him under the provision for compensation for loss of office against an amount receivable from him. In July 1997, Mr. Koo reversed the election and retained his right to receive the sum of $500 for the compensation of loss of office (Note
         16).

8.       INCOME TAXES

         The components of income before income taxes and equity in results of an affiliated company and unconsolidated subsidiary are as follows:


                                                      YEAR ENDED DECEMBER 31,
                                               ---------------------------------
                                                 1998         1997        1996
                                               --------     --------    --------
         PRC, excluding Hong Kong              $  8,207     $ 17,241    $ 10,339
         Hong Kong                               (2,843)       5,768       3,079
         Other                                      379        8,109      (3,844)
                                               --------     --------    --------
                                               $  5,743     $ 31,118    $  9,574
                                               ========     ========    ========

         Under the current British Virgin Islands law, the Company's income is not subject to taxation. Subsidiaries, primarily operating in Hong Kong and the PRC, are subject to income taxes as described below.

         The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16% (1997 and 1996: 16.5%) to the estimated taxable income earned in or derived from Hong Kong during the period.

         Deferred tax, where applicable, is provided under the liability method at the rate of 16% (1997 and 1996: 16.5%), being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of measuring assets and liabilities.

         The basic corporate tax rate for Foreign Investment Enterprises ("FIEs") in the PRC, such as NTES, Zastron and Namtek, is currently 33% (30% state tax and 3% local tax). However, because NTES, Zastron and Namtek are located in the designated Special Economic Zone ("SEZ") of Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in the Shenzhen SEZ are not currently assessing any local tax.

         Since NTES, Zastron and Namtek have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTES, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday is available, there is an overall minimum tax rate of 10%. For the years ended December 31, 1990 and 1991, NTES qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of NTES for the years ended December 31, 1992, 1993 and 1994, and 10% in 1995, 1996,
         1997 and 1998. On January 8, 1999, NTES received the recognition of "High and New Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until January 7, 2004. For the years ended December 31, 1992 and 1993, Zastron qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of Zastron for the years ended December 31, 1994, 1995 and 1996 and 10% for the years ended December 31, 1997 and 1998. In 1996 and 1997, Namtek qualified for a tax holiday. For the year ended December 31, 1998, tax was payable at the rate of 7.5% on the assessable profit.

         Notwithstanding the foregoing, an FIE whose foreign investor directly reinvests by way of subscription for new shares its share of profits obtained from that FIE in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits.

         NTES qualified for such refunds of its 1994 and 1995 taxes as a result of reinvesting its profits earned in those years. Zastron qualified for such refunds of its 1994 and 1995 taxes as a result of reinvesting its profits earned in those years. As a result of expected refunds of income taxes attributable to the PRC operations, the Company recorded tax payments in 1996 and 1997 as prepayments. In early 1999 the Company learned that for the 1996 and 1997 tax years it would not receive a 100% tax refund on taxes already paid for NTES and was required to reduce the prepayments by the amount of the refund that was not obtained. The full refund was denied for the 1996 and 1997 tax years because the large intercompany receivable between NTES and a Hong Kong subsidiary was not considered by the tax authorities to be a reinvestment of profits. The Company has accordingly made a provision of $700 in the year ended December 31, 1998 and is continuing to work with tax consultants in the PRC to determine what can be done to minimize the impact of the PRC tax and will consider increasing its tax provision in the future. For Zastron, as the management fee expense charged by the Hong Kong subsidiary for the years ended December 31, 1996 and 1997 was not allowed for PRC tax purposes, the related tax charge for the 1996 and 1997 tax years was paid during the year. Zastron intends to apply for tax refund after reinvestment of profits.

         The tax refunds received or receivable during the three years ended December 31, 1998, 1997 and 1996 were as follows:


                               Related to
         Company                tax year                Paid              Refunded             Date Received
         -------               -----------              ----              --------          --------------------
         NTES                     1995                $   919                $919                  December 1996
                                  1996                $   895                $484            April 1998, balance
                                                                                                 awaiting refund
                                  1997                $ 1,709                  --                Awaiting refund
                                  1998                $ 1,243                  --                Application for
                                                                                                 reinvestment of
                                                                                             profits in progress

         Zastron                  1995                $    31               $  31                    August 1997
                                  1996                $    22                -                   Application for
                                                                                                 reinvestment of
                                                                                             profits in progress
                                  1997                $    60               $   6             July 1998, balance
                                                                                                 awaiting refund

         The amounts stated above include the amounts denied by the PRC tax authorities for refund.

         The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:


                                                YEAR ENDED DECEMBER 31,
                                           --------------------------------
                                             1998        1997        1996
                                           -------     -------     -------
         Current tax                       $  (984)    $  (279)    $  (158)
         Deferred tax                          (56)         --          --
                                           -------     -------     -------
                                           $(1,040)    $  (279)    $  (158)
                                           =======     =======     =======

         The deferred income tax represents the tax effect of timing differences attributable to the excess of tax allowances over depreciation.

         A reconciliation of the income tax (expense) benefit to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:


                                                                              YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------
                                                                          1998          1997          1996
                                                                        --------      --------      --------
         Income before income taxes                                     $  5,743      $ 31,118      $  9,574
         PRC minimum tax rate                                               10.0%         10.0%         10.0%
         Income tax expense at PRC minimum tax rate on
           income before income tax                                     $   (574)     $ (3,112)     $   (957)
         Effect of difference between Hong Kong and PRC tax                 (325)         (375)         (180)
           rates applied to Hong Kong income
         Effect of Canadian net profits (losses) for which no income
          tax expense (benefit) is payable (available)                        38           811          (384)
         Effect of PRC tax concessions, giving rise to no PRC tax
           liability                                                         720         1,712         1,034
         Tax benefit (expense) arising from items which are not
           assessable/deductible for tax purposes:
             Gain on disposal of land in Hong Kong                           125           899            --
             Provision for impairment of investment in an
              unconsolidated subsidiary                                     (827)           --            --
         Underprovision of income tax in previous year                      (833)          (80)          (27)
         Other                                                               636          (134)          356
                                                                        --------      --------      --------
                                                                        $ (1,040)     $   (279)     $   (158)
                                                                        ========      ========      ========

         No income tax arose in the United States of America in any of the periods presented.

9.       EARNINGS PER SHARE

         The calculations of basic earnings per share and diluted earnings per share are in accordance with SFAS No.128 and are computed as follows:


                                                                                          Per share
         YEAR ENDED DECEMBER 31, 1998                    Income           Shares           amount
         ----------------------------                  ----------       ----------       ----------
         Basic earnings per share
         Income available to common shareholders       $    3,529       10,316,510       $     0.34

         Effect of dilutive securities
          - Stock options                                      --           23,162
          - Warrants                                           --           11,428
                                                       ----------       ----------       ----------

         Diluted earnings per share
         Income available to common shareholders       $    3,529       10,351,100       $     0.34
                                                       ==========       ==========       ==========


         Stock options to purchase 3,500 shares of Common shares at $15.75 and warrants to purchase 2,997,129 shares of common shares at $20.40 and 130,000 shares of common shares plus 130,000 warrants at $20.40 were outstanding at December 31, 1998 but were not included in the computation of diluted earnings per share because the redeemable price of the share options and warrants was greater than the average market price of the common shares during the relevant period.


                                                                                          Per share
         YEAR ENDED DECEMBER 31, 1997                    Income            Shares           amount
         ----------------------------                  ----------        ---------       ----------
         Basic earnings per share
         Income available to common shareholders       $   30,839        8,324,320       $     3.70

         Effect of dilutive securities
          - Stock options                                      --           66,970
                                                       ----------        ---------       ----------

         Diluted earnings per share
         Income available to common shareholders       $   30,839        8,391,290       $     3.68
                                                       ==========        =========       ==========


         Warrants to purchase 2,997,129 shares of common shares at $20.40 were outstanding at December 31, 1997 but were not included in the computation of diluted earnings per share because the redeemable price of the warrants was greater than the average market price of the common shares during the relevant period.

                                                                                          Per share
         YEAR ENDED DECEMBER 31, 1996                    Income            Shares           amount
         ----------------------------                  ----------        ---------       ----------

         Basic earnings per share
         Income available to common shareholders       $    9,416        8,040,497       $     1.17

         Effect of dilutive securities
         - Stock options                                       --          101,634
                                                       ----------        ---------       ----------

         Diluted earnings per share
         Income available to common shareholders       $    9,416        8,142,131       $     1.16
                                                       ==========        =========       ==========

10.      MARKETABLE SECURITIES

         During 1998, the Company acquired equity securities listed in Hong Kong and all of them were classified as trading securities and included in current assets at December 31, 1998.

                                                             AT DECEMBER 31,
                                                           -----------------
                                                           1998         1997
                                                           -----       -----
         Cost                                             $ 981           --
         Unrealized loss on decline of market value        (468)          --
                                                          -----        -----
         Market value                                     $ 513           --
                                                          =====        =====

         Proceeds and realized loss from sale of securities for the year ended December 31, 1998 were $620 and $92, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was ascertained based on the average cost method.

11.      INVENTORIES

         Inventories consist of:

                                                     AT DECEMBER 31,
                                                -----------------------
                                                 1998              1997
                                                ------           ------

         Raw materials                          $3,324           $7,198
         Work-in-progress                          863            1,399
         Finished goods                            168            1,241
                                                ------           ------
                                                $4,355           $9,838
                                                ======           ======


12.      LONG-TERM INVESTMENTS

         In December 1994, the Company purchased 14.04% or 477,370 of the outstanding common shares of Deswell Investment Holding Limited which later changed its name to Deswell Industries, Inc. ("Deswell"), a supplier of plastic parts to the Company, for a total consideration of $3,931. In 1995, Deswell completed its initial public offering which reduced the Company's ownership to approximately 10.5% at December 31, 1995. In July 1996, the Company elected to exercise warrants which increased its holdings by 12,000 shares to 489,370 or 10.6% of the outstanding common shares of Deswell. In February 1997, the Company elected to exercise warrants which increased its holdings by 1,152 shares to 490,522 or 10.2% of the outstanding common shares of Deswell at March 31, 1997.

         During the year ended December 31, 1997, the Company sold 390,000 shares of Deswell realizing a net gain of $5,488 and the Company sold the remaining 100,522 shares for $2,132 during the year ended December 31, 1998, realizing a net gain of $1,299.

13.      INVESTMENT IN AN AFFILIATED COMPANY

         The Company's investment in Group Sense includes the unamortized excess of the Company's investment over its equity in Group Sense's assets. The excess was approximately $2,331 at December 31, 1998 and is being amortized on a straight-line basis over the estimated economic useful life of 10 years. The amortization charge for the year ended December 31, 1998 was $80. At December 31, 1998, the aggregate market value of the Company's investment in Group Sense as quoted on The Stock Exchange of Hong Kong Limited was $10,501.

         During 1998, the Company received dividend payments from Group Sense of $590 ($460 pre-acquisition dividend and $130 post acquisition dividend). Retained earnings at December 31, 1998 included undistributed earnings less amortization of goodwill of affiliates of $534.

14.      PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of the following:


                                                                    AT DECEMBER 31,
                                                                 1998            1997
                                                               --------        --------
         At cost
         Land and buildings                                    $ 22,288        $ 22,661
         Machinery and equipment                                 15,801          14,106
         Leasehold improvements                                   7,558           5,881
         Automobiles                                              1,198             675
         Furniture and fixtures                                   1,167             885
         Tools and molds                                            105              87
                                                               --------        --------
         Total                                                   48,117          44,295
         Less: accumulated depreciation and amortization        (15,672)        (11,853)
                                                               --------        --------
         Net book value                                          32,445          32,442
                                                               ========        ========


15.      INVESTMENT IN SUBSIDIARIES


                                                                                      Percentage of ownership
                                          Place of              Principal                as at December 31
                                          incorporation         activity             1998                 1997
         -----------------------------------------------------------------------------------------------------
         Consolidated subsidiaries:
         Nam Tai Electronic &
           Electrical Products Ltd.       Hong Kong             Trading              100%                 100%
         Nam Tai Electronics
           (Canada) Ltd.                  Canada                Services             100%                 100%
         Namtai Electronic
           (Shenzhen) Co. Ltd.            PRC                   Manufacturing        100%                 100%
         Zastron Plastic & Metal
           Products (Shenzhen) Ltd.       PRC                   Manufacturing        100%                 100%
         Shenzhen Namtek Co. Ltd.         PRC                   Software
                                                                  development        100%                 100%

         Unconsolidated subsidiary:
         Albatronics                      Hong Kong             Trading and          50.00025%              --
                                                                  manufacturing


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

16.      RELATED PARTY TRANSACTIONS

         In June 1995, the Company completed the construction of a residential property pursuant to an agreement dated January 13, 1995. As the property had not been sold to a third party by December 31, 1995, Mr. M.K. Koo, the then Chairman of the Company, purchased the property for $2,620 being the higher of the market value and the book value of the property as required by the contract. At December 31, 1995 this amount was included in accounts receivable. In March 1996, Mr. Koo elected to apply $450 available from his compensation for loss of office against the account receivable. The balance outstanding of the accounts receivable at December 31, 1996 amounting to $2,120 was repayable by Mr. Koo on or before December 31, 1997. In July 1997, Mr. Koo reversed his election and retained his right to receive the sum of $500 for the compensation for loss of office and agreed to pay the full purchase price of $2,620 for the property. This amount was paid by Mr. Koo in full in August 1997.

17.      COMMITMENTS AND CONTINGENCIES

   A As at December 31, 1998, the Company has entered into commitments for capital expenditures of approximately $846 for plant and machinery which are expected to be disbursed during the year ending December 31, 1999.

   B     Lease commitments

         At December 31, 1998, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

                         Year ending December 31,
                         - 1999                                     $    756
                         - 2000                                          569
                         - 2001                                          470
                         - 2002                                          501
                         - 2003                                          503
                         - 2004 and thereafter                         1,520
                                                                    --------
                                                                    $  4,319
                                                                    ========

   C     Significant legal proceedings

         i. Tele-Art, Inc., a shareholder of the Company, is pursuing claims in a court in the British Virgin Islands for damages allegedly suffered as a result of the rights offering completed in 1993.

         ii. In June 1997, the Company filed a petition in the British Virgin Islands for the winding up of Tele-Art Inc. on account of an unpaid judgement debt owing to the Company. The High Court of Justice granted an order to wind up Tele Art Inc. and the Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of US$11.19 per share to offset substantially all of the judgement debt, interest and legal costs of approximately US$1,600. On February 12, 1999, the liquidator of Tele-Art Inc. filed a summons in the British Virgin Islands on its behalf seeking among other things, a declaration setting aside the redemption. The Courts of the British Virgin Islands have yet to fix a specific date for the hearing of the substantive application.

         iii. Bank of China Hong Kong branch is pursuing claims in Hong Kong seeking the possession of 308,227 shares of the Company allegedly beneficially owned by Tele-Art, Inc. and allegedly pledged to the Bank of China Hong Kong branch for the debt mentioned in (ii) above.

         Management believes that the above claims are without merit and will vigorously defend them and believes that the outcome of the cases will not have a significant effect on the consolidated financial statements.

18.      BANKING FACILITIES

         The Company has credit lines with various banks representing trade acceptances and overdrafts. At December 31, 1998 and 1997 these facilities totalled $50,100 and $43,200, of which $1,201 and $3,318 were utilized at December 31, 1998 and 1997, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks' usual lending rates in Hong Kong and the credit lines are normally subject to annual review.

         For the three years ended December 31, 1998, banking facilities bore the corporate guarantee of Nam Tai Electronics, Inc., and there was an undertaking by Nam Tai Electronics, Inc. not to pledge any assets to any other banks without the prior consent of the Company's bankers.

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


                                                                                  AT DECEMBER 31,
                                                                              ----------------------
                                                                                1998            1997
                                                                              -------        -------
         Outstanding letters of credit                                        $ 1,174        $ 2,429

         Usance bills pending maturity                                             27            889
                                                                              -------        -------

         Total banking facilities utilized                                      1,201          3,318

         Less: Outstanding letters of credit                                   (1,174)        (2,429)

         Plus: Goods received but trust receipts not issued by the bank           302            925
                                                                              -------        -------

         Notes payable per balance sheets                                     $   329        $ 1,814
                                                                              =======        =======

19.      COMMON SHARES

   A     STOCK OPTIONS

         In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 300,000 vested options to key employees of the Company at an exercise price of $5.35. The options expired in September 1998. Because the option's exercise price was less than the market value of the Company's common shares on the date of grant, the Company recorded compensation expense of $690 reflecting the excess of the fair value of the underlying stock over the exercise price. In December 1993 and January 1996, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 650,000 and 1,000,000, respectively. A summary of stock option activity during the three years ended December 31, 1998 is as follows:


                                                        Number of            Option price per share with the weighted
                                                         options               average option price in parenthesis
                                                        ---------            ----------------------------------------
         Outstanding at January 1, 1996                  570,850                $5.35, $11.00 &11.375 $(9.03)

           Exercised                                     (47,550)               $5.35 & $11.00 $(6.30)
           Granted                                       170,000                $10.50
           Cancelled                                    (156,000)               $5.35 & $11.00 $(9.95)
                                                        --------

         Outstanding at December 31, 1996                537,300                $5.35, $10.50, $11.00 & $11.375
                                                                                $(9.47)

           Exercised                                    (386,667)               $5.35, $10.50, $11.00 & $11.375
                                                                                $(9.06)
           Cancelled                                     (97,300)               $5.35, $10.50, & $11.00 $(10.52)
                                                        --------

         Outstanding at December 31, 1997                 53,333                $10.50

           Granted                                       596,500                $10.50 & $15.75 $(13.14)
           Cancelled                                    (296,500)               $15.75
                                                        --------

         Outstanding at December 31, 1998                353,333                $10.50 & $15.75 $(10.55)
                                                        --------

         Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below:


                                                                            Year ended December 31,
                                                                -------------------------------------------------
                                                                   1998               1997                1996
                                                                ---------          ----------           ---------
         Net Income                        As reported          $   3,529          $   30,839           $   9,416
                                           Pro forma                3,273              30,583               9,081


         Diluted earnings per share        As reported          $    0.34          $     3.68           $    1.16
                                           Pro forma                 0.32                3.65                1.12

         There were no stock options granted during the year ended December 31, 1997. The weighted average fair value of options granted during 1998 and 1996, and taking into account outstanding stock options at January 1, 1996, was $3.24 and $4.52, respectively, using the Black-Scholes option-pricing model based on the following assumptions:


                                                       1998                                            1996
                                            --------------------------            ---------------------------------------------
                                            $15.75              $10.50            $11.00             $11.375             $10.50
                                            Options            Options            Options            Options            Options
                                            -------            -------            ------             -------            -------
         Risk-free interest rate               5.5%               5.0%               6.0%               5.4%               5.3%
         Expected life                      3/15/01            3/15/01            8/1/98             12/1/98            1/12/00
         Expected volatility                  61.1%              60.9%              44.0%              49.0%              48.0%
         Expected dividends                   .070               .070               .030               .030               .030

         The weighed average remaining contractual life of the stock options outstanding at December 31, 1998 was 2.18 years.

   B     SHARE BUY - BACK PROGRAM

         During 1998, the Company bought back 1,407,500 common shares of its outstanding capital stock at an average price of $15.10 per share.

   C     SHARES AND WARRANTS ISSUED ON RIGHTS OFFERING

         On October 10, 1997, the Company distributed to each holder of its common shares nontransferable rights (the "Rights") to subscribe for one unit for every three common shares owned at that date (referred to as the "Rights Offering"). The subscription price was $17.00 per unit. Each unit consisted of one common share and one redeemable common share purchase warrant. Each warrant is exercisable to purchase one common share at a price of $20.40 per share at any time from the date of their issuance until November 24, 2000. The common shares and the warrants included in the units will be separately transferable immediately on issuance of the common shares. The warrants are redeemable by the Company at any time at $0.05 per warrant if the average closing sale price of the common shares for 20 consecutive trading days within the 30-day period preceding the date the notice is given equals or exceeds $25.50 per share. The terms of the Rights Offering include an over subscription privilege available to shareholders subject to certain conditions and a Standby Purchase Commitment made by the Standby Underwriters to the Rights Offering, subject to the terms and conditions of a Standby Underwriting Agreement made between the Company and the Standby Underwriters, and which includes purchase by the Standby Underwriters of units not subscribed for by shareholders of the Company. Pursuant to the Rights Offering, 3,000,000 units were offered, with a subscription expiry date of November 24, 1997.

         During the period of the Rights Offering, shareholders of the Company exercised Rights to purchase a total of 2,267,917 units at $17.00 per unit and the Standby Underwriters purchased a total of 729,212 units at a price of $16.75, being the lower of the subscription price per unit and the closing bid price per common share as reported on The Nasdaq National Market on the subscription expiry date, as provided for under the Standby Underwriting Agreement. The gross proceeds raised amounted to $50,769 and the net proceeds raised after deduction of expenses associated with the Rights Offering amounted to $47,700.

   D     ADVISORS' WARRANTS

         On December 2, 1997, the Company issued 130,000 units to its advisors. The holder of each unit is entitled to purchase from the Company at the purchase price of $20.40 per unit one common share and one warrant exercisable to purchase one common share at $20.40 per share for the period from November 30, 1998 to November 24, 2000.

         On October 5, 1998, the Company issued 300,000 warrants to an advisor as consideration of advisory services under a service contract for a period of 3 years. The holder of each warrant is entitled to purchase from the Company one common share at $10.25 per share for the period from October 5, 1998 to October 4, 2001. The fair value of the warrants, using the Black-Scholes option-pricing model, was $780 and is amortized over the life of the contract commencing October 1998.

20.      BUSINESS SEGMENT INFORMATION

         The Company operates principally in only one segment of the consumer electronic products industry. A summary of the net sales, income (loss) from operations and identifiable assets by geographic areas and net sales to major customers is as follows:


                                                                 YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------
                                                          1998              1997             1996
                                                       ----------       ----------       ----------
         Net sales from operations within:
          - Hong Kong:
             Unaffiliated customers                     $100,081         $ 131,052        $105,170
                                                        --------         ---------        --------

          - PRC, excluding Hong Kong:
             Unaffiliated customers                        1,568             1,802           3,064
             Intersegment sales                           93,556           123,115          95,669
                                                        --------         ---------        --------
                                                          95,124           124,917          98,733
                                                        --------         ---------        --------
          - Intersegment eliminations                    (93,556)         (123,115)        (95,669)
                                                        --------         ---------        --------
         Total net sales                                $101,649         $ 132,854        $108,234
                                                        ========         =========        ========

         Income (loss) from operations within:
         - PRC, excluding Hong Kong                        7,272            17,229          10,339
         - Hong Kong                                      (4,122)            5,501           2,921
         - Canada                                            379             8,109          (3,844)
                                                        --------         ---------        --------
         Total net income                               $  3,529         $  30,839        $  9,416
                                                        ========         =========        ========

                                                                       AT DECEMBER 31,
                                                       --------------------------------------------
                                                          1998              1997             1996
                                                       ----------       ----------       ----------
         Identifiable assets by geographic area:
         - PRC, excluding Hong Kong                     $ 42,690         $  44,781        $ 44,975
         - Hong Kong                                      85,419            24,738          24,564
         - Canada                                         19,119            98,269          18,852
                                                        --------         ---------        --------
         Total assets                                   $147,228         $ 167,788        $ 88,391
                                                        ========         =========        ========


         Intersegment sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market prices.

         At December 31, 1998, the identifiable assets in Hong Kong included the investment in an affiliated company of $16,223.


                                                                 YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------
                                                          1998              1997             1996
                                                       ----------       ----------       ----------

         Net sales to customers by geographic area:
           -North America                               $ 48,204         $  65,432        $ 36,595
           - Japan                                        21,839            30,972          30,483
           - Europe                                       18,770            19,105          13,187
           - Hong Kong                                     8,731             9,835          19,404
           - Other                                         4,105             7,510           8,565
                                                        --------         ---------        --------
         Total net sales                                $101,649         $ 132,854        $108,234
                                                        ========         =========        ========


         The Company's sales to the customers which accounted for more than 10% of its sales are as follows:


         Customer
         A                                              $ 44,975         $  50,510        $ 24,138
         B                                                32,478            46,868          41,569
         C (through Customer B)                              N/A               N/A          17,395
         D                                                   N/A               N/A          14,642
                                                        --------         ---------        --------
                                                        $ 77,453         $  97,378        $ 97,744
                                                        ========         =========        ========

21.      COMPARATIVE AMOUNTS

         Certain comparative amounts have been reclassified to conform with the current year's presentation.

ITEM 19. FINANCIAL STATEMENT AND EXHIBITS

         (a)      Financial Statements. See list under Item 18. of this Report

         (b) Exhibits. The following documents are filed as exhibits herewith unless otherwise specified are incorporated herein by reference:

Exhibit
 Number                                 Exhibit
-------                                 -------
2.1           Nam Tai Electronics, Inc. Amended Memorandum and Articles of
              Association.

2.2           Subscription Agreement between Nam Tai Electronics, Inc. and
              Albatronics (Far East) Company Limited dated September 11, 1998.

2.3           Employment contract between Nam Tai Electronics (Canada) Ltd. and
              Edward K. W. Chan dated April 26, 1998.

2.4           Termination Agreement between Nam Tai Electronics (Canada) Ltd.
              and Edward K. W. Chan dated January 11, 1999.

2.5           Agreement dated January 11, 1999 between Nam Tai Electronics, Inc.
              and Edward K. W. Chan to negotiate settlement of dispute.

2.6           Agreement dated October 5, 1998 between Nam Tai Electronics, Inc.
              and National Securities Corporation for financial advisory services.

2.7 Warrant Certificate issued to National Securities Corporation dated October 5, 1998.

2.8 Diagram of the Company's operating subsidiaries. See page 4 of this report.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                               NAM TAI ELECTRONICS, INC.





Date:  March 29, 1999                          By: /S/ Tadao Murakami
                                                   ----------------------
                                                   Tadao Murakami

[Deloitte Touch Tohmatsu Letterhead]

INDEPENDENT AUDITORS' CONSENTS



We hereby consent to the incorporation by reference of our report dated March 12, 1999 relating to the consolidated financial statements of Nam Tai Electronics, Inc. (the "Company") for the year ended December 31, 1998 appearing in this annual report on Form 20-F in (1) the Registration Statement on Form S-8 of the Company (file no. 33-73954); (2) the Registration Statement on Form S-8 of the Company (file no. 333-27761; and (3) the Registration Statement on Form F-3 of the Company (file no. 333-36135).




/S/ Deloitte Touch Tohmatsu
---------------------------
DELOITTE TOUCH TOHMATSU
Hong Kong
March 29, 1999