Form 20-F/A
period 1998-12-31
NAM TAI ELECTRONICS INC
filed 1999-08-12
CIK 829365

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------


                                   FORM 20-F/A
                                (AMENDMENT NO. 1)


[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       OR

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                       ----------------------------------


     For the Fiscal Year Ended:                    Commission File Number:
         December 31, 1998                                  0-16673
     --------------------------                    -----------------------


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


                            Item 17.____     Item 18. [X]



                            Exhibit Index on Page 73

                                TABLE OF CONTENTS

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION............................................................ 2
PART I
     Item  1.  Description of Business.................................................................... 3
     Item  2.  Properties.................................................................................21
     Item  3.  Legal Proceedings..........................................................................22
     Item  4.  Control of the Company.....................................................................23
     Item  5.  Nature of Trading Market...................................................................24
     Item  6.  Exchange Controls and Other Limitations Affecting Security Holders.........................25
     Item  7.  Taxation      .............................................................................25
     Item  8.  Selected Financial Data....................................................................26
     Item  9.  Management's Discussion and Analysis of Results of Operations and Financial Condition......27
     Item 10.  Directors and Executive Officers of the Company............................................46
     Item 11.  Compensation of Directors and Officers.....................................................47
     Item 12.  Options to Purchase Securities from the Company or its Subsidiaries........................47
     Item 13.  Interest of Management in Certain Transactions.............................................48
PART II
     Item 14.  Description of Securities to be Registered.................................................49
PART III
     Item 15.  Defaults Upon Senior Securities............................................................49
     Item 16.  Changes in Securities and Changes in Security For the Company's Securities.................49
PART IV
     Items 17.
     and 18.   Financial Statements.......................................................................49
     Item 19.  Financial Statements and Exhibits..........................................................73

SIGNATURES................................................................................................74
Consent of Independent Accountants (to incorporation of their report on Financial Statements into the Company's Registration Statement on Forms F-3 and S-8)...........................................75



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

                             _______________________
                            |         Nam Tai       |
                            |    Electronics, Inc.  |
                            |    (A British Virgin  |
                            |  Island International |
                            |    Business Company)  |
                            |_______________________|
                                       |
          _____________________________|__________________________________
         |   100%                      |   100%                           |   50%
  ______________________   ___________________________       ___________________________
 |        Nam Tai       | |          Nam Tai          |     |        Albatronics        |
 |      Electronics     | |        Electronic &       |     |        (Far East)         |
 |      (Canada) Ltd.   | |  Electrical Products Ltd. |     |      Company Limited      |
 | (A Canadian Federal  | |   (A Hong Kong Limited    |     |  (A Hong Kong Limited     |
 |        Company)      | |     Liability Company)    |     |     Liability Company)    |
 |                      | |                           |     |      and its subsidiary   |
 |                      | |                           |     |         Company           |
 |______________________| |___________________________|     |___________________________|
                                       |
                                       |
             _____________________________________________________________
            |                          |                                  |
            |                          |  100%                            |  100%
            |                          |                                  |
            |             ____________________________      _____________________________
            |            |     Namtai Electronic      |    |   Zastron Plastic & Metal   |
            |            |    (Shenzhen) Co. Ltd.     |    |  Products (Shenzhen) Ltd.   |
            |            |  (A Limited Liability of   |    |     (A Limited Liability    |
            |            |       China Foreign        |    |       of China Foreign      |
            |            |         Operation)         |    |          Operation)         |
            |            |____________________________|    |_____________________________|
            |                          |
            |                          |
            |   75%                    |
  _______________________              |
 |       Shenzhen        |             |
 |   Namtek Co., Ltd.    |             |
 | (A Limited Liability  |             |
 |   of China Foreign    |  25%        |
 |      Operation)       |_____________|
 |_______________________|

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



     Albatronics is headquartered in Hong Kong and employs approximately 1600 people as of March 1, 1999. Its principal manufacturing facility, located in Dongguan, Guangdong, PRC, is around 50 miles northwest of Nam Tai's manufacturing facilities in Shenzhen, PRC. Albatronics' manufacturing facility is situated on approximately 778,540 sq. ft. of land housing a factory, administrative buildings and dormitories comprising approximately 312,740 sq. ft. The manufacturing facility has been ISO 9002 certified since July 1996. Albatronics' products are principally sold and delivered to customers in the PRC, Hong Kong and Japan. See "Risk Factors - Risks Associated with Recent Acquisitions and Potential Future Acquisitions".



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

     RISKS ASSOCIATED WITH RECENT ACQUISITIONS AND POTENTIAL FUTURE ACQUISITIONS


     The Company completed the Albatronics' acquisition in November 1998 At December 31, 1998, Albatronics' liabilities exceeded its assets by $43.9 million and in January 1999 it started receiving demands from creditors for repayment of past due obligations. As Albatronics was unable to pay its liabilities as they came due, management of Nam Tai and Albatronics undertook negotiations with Albatronics' major trade creditor and bankers for forbearance on demands for repayment and concessions as to amounts payable. Such discussions were ultimately unsuccessful. Albatronics ceased its operations and, after the creditors threatened to take legal action to force Albatronics into involuntary liquidation, the Directors voted on June 30, 1999 to submit to the shareholders a proposal to liquidate Albatronics. Due to the troubled financial condition of Albatronics at December 31, 1998, it was probable that Nam Tai would never be in a position to exercise control over Albatronics, such control would rest with the creditors. Accordingly, Nam Tai did not consolidate Albatronics' financial statements as of and for the one month ended December 31, 1998. Instead, Nam Tai recorded the Albatronics losses in December 1998 on the equity method and wrote down its remaining investment in Albatronics at December 31, 1998 to a nominal value. See "The Company's Subsidiaries - Albatronics" Note 1 of Notes to Consolidated Financial Statements.


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




                                                       YEAR ENDED DECEMBER 31,
                                                     -------------------------
                PRODUCT LINE                         1998      1997      1996
                ------------                         ----      ----      ----
Electronic calculators                                60%       52%       35%

Subassemblies, components and other products          24        22        28

Personal digital assistants and linguistic products   15        25        36

Silk screening                                         1         1         1
                                                     ---       ---       ---
                                                     100%      100%      100%
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

CUSTOMERS AND MARKETING

     Approximate percentages of net sales to customers by geographic area based upon location of product delivery are set forth below for the periods indicated:



                          YEAR ENDED DECEMBER 31,
                       -----------------------------
GEOGRAPHIC AREAS       1998         1997       1996
----------------       ----         ----       ----
North America           47%          49%        34%

Japan                    22           23         28

Europe                   18           15         12

Hong Kong                 9            7         18

Other                     4            6          8
                       ---          ---        ---
                       100%         100%        100%
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


Customers

     The Company's OEM customers include the following entities which market Nam Tai's products under their own brand name or, where no brand name is shown, incorporate the Company's products into their products:


                                               BRAND                                                                    CUSTOMER
CUSTOMER                                       NAME                 PRODUCT                                               SINCE
--------                                       ----                 -------                                             --------
Canon, Inc.                                    Canon                Personal organizers and calculators                   1988

Casio Computer (Hong Kong) Limited             Casio                Aluminum panels and PVC wallets                       1994

Epson Precision (HK) Ltd.                      -----                LCD Modules for cellular (mobile) phones              1997

Matushita Electronics Corporation              -----                IC card readers                                       1994
(Matsushita Battery Industrial Co. Ltd)

Nitsuko (HK) Co. Ltd.                          -----                PCB modules for Telecommunications Systems            1995


Optrex Corporation                             -----                Assemblies for LCD modules                            1994

Premier Precision Ltd.                         Citizen              Silk screening and aluminum panel                     1993

Sanyo Electric (H. K.) Ltd.                    Sanyo, Casio         Silk screening                                        1988

Seiko Instruments Inc.                         Seiko, SII           Personal organizers and linguistic products           1991

Sharp Corporation                              Sharp                Personal organizers, calculators and control panel    1989
                                                                    modules

Texas Instruments Incorporated                 Texas Instruments    Personal organizers and calculators                   1989

                                               Whirlpool
Whirlpool Microwave Products Development Ltd.                       Silk screening for microwave oven control panels      1998

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


                                                   YEAR ENDED DECEMBER 31
                                      ------------------------------------------------------
                                       1998                    1997                    1996
                                      -----                   -----                   -----
Texas Instruments Incorporated        44.2%                   38.0%                   22.3%

Sharp Corporation                     32.0                    35.3                    38.4
                                      ----                    ----                    ----
                                      76.2%                   73.3%                   60.7%
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

ODM DEVELOPMENT


     In 1998, Nam Tai focused special attention on furthering the research and development capabilities of its engineering division. This included hiring two new senior executives, the Company's CEO Mr. Takizawa, and Mr. Koike, Vice General Manager Research and Development to oversee the development of Nam Tai's product development capabilities. The Company plans to continue acquiring state-of-the art design equipment and enhancing its technological expertise through continued education for all engineers and further recruiting of system engineers.



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

EMPLOYEES


     At December 31, 1998, Nam Tai employed approximately 1,755 persons on a full-time basis, of which 1,719 were working in China, 21 in Hong Kong, and 15 in Canada. Of these, approximately 1,499 were engaged in manufacturing, 167 were engaged in clerical, research and development and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services. The Company is not a party to any material labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages and believes relations with its employees are satisfactory. The nature of its arrangement with its manufacturing employees is such that it can increase or reduce staffing levels without significant difficulty, cost or penalty.


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


                                                NUMBER OF
IDENTITY OF                                   COMMON SHARES         PERCENT OF
PERSONS OR GROUPS                           BENEFICIALLY OWNED        CLASS
-----------------                           ------------------       ----------
M. K. Koo                                       3,499,489(1)            33.0%


Officers and directors as a group (eleven       4,325,884(2)            40.0%
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



QUARTER ENDED                                 HIGH        LOW
-------------                                 ----        ---
December 31, 1998                            14.50       9.675

September 30, 1998                            9.38      14.94

June 30, 1998                                17.25       14.88
March 31, 1998                               17.63       12.88
December 31, 1997                            27.88       14.00

September 30, 1997                           31.63       16.75

June 30, 1997                                16.63        9.63

March 30, 1997                               11.88        8.13



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

                         SELECTED FINANCIAL INFORMATION
              (In thousands of U.S. dollars except per share data)

                                                                     YEAR ENDED DECEMBER 31,
                                                                     -----------------------
                                                  1998        1997         1996          1995             1994
                                                  ----        ----         ----          ----             ----
Income Statement Data (1)
Net sales                                     $101,649    $132,854     $108,234      $121,240          $96,564
Gross margin                                    24,710      34,724       22,185        23,152           17,223
Net income                                       3,529      30,839        9,416        11,419            8,099
Dividends declared                               2,829         786          243           120               65
Per share amounts
Basic earnings per share (2)                    $ 0.34      $ 3.70       $ 1.17        $ 1.42           $ 1.17
Diluted earnings per share (3)                  $ 0.34      $ 3.68       $ 1.16        $ 1.40           $ 1.09
Dividend declared                               $ 0.28      $ 0.10       $ 0.03       $ 0.015           $ 0.01
Balance Sheet Data (1)
Current assets                                 $97,015    $133,022     $ 46,609       $47,011         $ 45,520
Property, plant and equipment - net             32,445      32,442       36,487        27,635           14,624
Total assets                                   147,228     167,788       88,391        79,281           66,287
Current liabilities                             19,476      19,552       21,401        19,108           17,838
Non-current liabilities                             56           -            -             -                -
Shareholders' equity                           127,696     148,236       66,990        60,173           48,449


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



Albatronics Acquisition



     On September 14, 1998, the directors of Nam Tai first announced that Nam Tai had entered into an agreement to acquire a majority interest of slightly more than 50% of the capital stock of Albatronics. Nam Tai would make the investment by purchasing newly issued shares from Albatronics for approximately US$10,000,000 payable in cash. Albatronics was a publicly traded company listed on the Hong Kong Stock Exchange. The closing of the transaction was subject to certain conditions, including satisfactory completion of due diligence involving Albatronics' bank debt and customer relationships, and the approval of Albatronics' existing shareholders and Hong Kong regulatory authorities. Closing occurred in the beginning of December 1998.



     At the time of the planned acquisition, Albatronics was principally engaged in the trade and distribution of Sony semiconductors and CD mechanisms, and OEM and Original Design Manufacturing development, manufacture and trade of consumer electronic products. Its manufactured products included CD and Video CD players, digital cameras and audio amplifiers, which were sold to major customers including Sony, Aiwa, Panasonic and Fuji Film. Additionally, Albatronics possessed advanced research and development capabilities in semiconductor system design, information processing and data communications. Products under development by Albatronics included telecommunications products, the AC-3 Music Centre, the Slim Discman, minidisc and digital video disc players. Albatronics also owned an equity interest of approximately 22% in Shanghai Albatronics Co., Ltd., a publicly listed company in the PRC, which manufactured and distributed consumer electronic products in the PRC. In addition, Albatronics had invested in joint ventures in the PRC, which were engaged in plastic and metal manufacturing, the manufacture and sale of telecommunications products, and the implementation of wire bonding technologies.



     At the time of negotiating its agreement with Albatronics through the closing of the transaction, management of Nam Tai believed Albatronics' sales [US$350 million per annum], product lines, customer base, Sony agency relationship, as well as Albatronics' public listing on the Hong Kong Stock Exchange and its 22% stake in Shanghai Albatronics Co., Ltd. would make this investment a good opportunity for Nam Tai to augment its business immediately and significantly impact Nam Tai's growth through the benefit of Albatronics' sales and potential synergies.



     Shortly after the closing of the transaction in December 1998, the directors of Nam Tai realised that the financial position of Albatronics had weakened dramatically since the agreement to invest was signed in September 1998. The major reason attributed by Albatronics for its additional losses through December 31, 1998 was the worsening market conditions for its business and business customers. Further analysis by Nam Tai and Albatronics personnel indicated that matters were grave and there was a further need for bad debt write-offs for uncollectable accounts and loans receivable, impairments on inventories and assets related to products that would be discontinued and losses on certain investments as well as other matters.



     In the Chairman's statement in Albatronics' annual report for the nine months ended December 31, 1998 dated February 6, 1999, the Chairman of Albatronics stated "[s]ince the announcement of the interim results of [Albatronics] for the six months ended September 30, 1998 on January 6, 1999, the directors discovered additional problems within the operations of [Albatronics] based on a further review conducted by Nam Tai which led to further write-offs and provisions".



     In discussing the cash flows of Albatronics, the Chairman further stated that "[Albatronics] is facing severe funding pressure due to the current adverse market conditions, the substantial losses incurred and the freezing of its banking facilities which began in December 1998. In January 1999, eight import loans became overdue due to shortage of funds. The Board is now studying various options available to [Albatronics] to resolve its predicament (including the option to wind up [Albatronics] or restructure the indebtedness of [Albatronics]. Proposals had been sent to the major trade creditor of [Albatronics], the bank group and Nam Tai Electronics, Inc. on February 6,
1999..... In spite of above-mentioned funding pressure, the Board is of the opinion that [Albatronics] can continue its business of trading and distribution of semi-conductors and CD mechanisms as well as the design , development and manufacture of consumer electronics products up until the end of February 1999. If no compromises are reached with the major trade creditor, the bank group and no new fundings are injected by Nam Tai Electronics, Inc., the Board believed that [Albatronics] may need to be liquidated".



     At December 31, 1998, Albatronics' liabilities exceeded its assets by US$43.9 million and in January 1999 it started receiving demands from creditors for repayment of past due obligations. As Albatronics was unable to pay its liabilities as they came due, management of Nam Tai and Albatronics undertook negotiations with Albatronics' major trade creditor and bankers for forbearance on demands for repayment and concessions as to amounts payable. At that time, management of Nam Tai believed it was probable these parties would not grant the concessions necessary to permit Albatronics to survive and such discussions were ultimately unsuccessful. In June 1999 Albatronics ceased its operations and, after the creditors threatened to take legal action to force Albatronics into involuntary liquidation, the Directors voted on June 30, 1999 to submit to the shareholders a proposal to liquidate Albatronics. Due to the troubled financial condition of Albatronics at December 31, 1998, it was probable that Nam Tai would never be in a position to exercise control over Albatronics, such control would rest with the creditors. Accordingly, Nam Tai did not consolidate Albatronics' financial statements as of and for the one month ended December 31, 1998. Instead, Nam Tai recorded the Albatronics losses in December 1998 ($1.7 million) on the equity method and wrote down its remaining investment in Albatronics at December 31, 1998 ($8.3 million) to a nominal value. See "The Company's Subsidiaries - Albatronics" and Note 1 of Notes to Consolidated Financial Statements.



     The following summarized financial information of Albatronics as of and for the nine months ended December 31, 1998 on the going concern basis of accounting was derived from Albatronics' annual report published in Hong Kong dated February 6, 1999 and, for the convenience of the readers in the US, has been adjusted to conform to accounting principles generally accepted in the United States ("US GAAP") and translated, for convenience, into US dollars at the exchange rate of 7.73 Hong Kong dollars to 1 US dollar.



(presented in thousands of US dollars except per share data)



Summarized consolidated statement of operations for the nine months ended December 31, 1998:



Net sales                                                                            $210,115
Cost of sales                                                                        (194,580)
                                                                                     --------

Gross profit                                                                           15,535
Selling, general and administrative expenses                                          (23,359)
Research and development cost                                                            (270)
Non-recurring expense (Note)                                                          (53,579)
                                                                                     --------

Loss from operations                                                                  (61,673)
Interest expense                                                                       (4,547)
Other income                                                                            1,470
Equity in income of affiliated companies                                                  152
                                                                                     --------

Loss before income taxes and minority interest                                        (64,598)
Income taxes expense                                                                     (296)
Minority interest                                                                         (44)
                                                                                     --------

Net loss                                                                            $ (64,258)
                                                                                     --------

Basic loss per share                                                               $   (0.29)
                                                                                     --------

Weighted average common shares outstanding, in thousands                              222,546
                                                                                     --------




NOTE



Represents write-offs or provisions for the following items arising from the deterioration of the Albatronics business:



(a)         Video CD inventories                                                     $13,375
(b)         Video CD molds                                                             4,293
(c)         Non-video CD inventories                                                   5,595
(d)         Non-video CD molds                                                         2,937
(e)         Plant and machinery                                                        1,164


(f)         Bad and doubtful debts                                                     9,928
(g)         Investment in and receivable from investee companies                       7,535
(h)         Guarantees for bank facilities of an investee company                      2,135
(i)         Properties                                                                 4,763
(j)         Severance payments and other costs                                         1,854
                                                                                     -------
                                                                                     $53,579
                                                                                     =======




The following commentary, a portion of which is extracted from the Chairman's statement in Albatronics' annual report for the nine months ended December 31, 1998 dated February 6, 1999 explains the reasons for the write-offs and provisions. Certain figures have been adjusted to conform to US GAAP.



(a) and (b) Video CD ("VCD") operations



The VCD operations of Albatronics were established in mid 1996. Given the existence of various hybrid formats of VCD in the PRC market with each one competing to become the market leader, the market has become segmented. In light of the promulgation of the "Specification for Super VCD System" in late September 1998 by the Ministry of Information Industry of the PRC which became effective on November 1, 1998, the Albatronics Board was of the opinion that there would be limited room for significant expansion in the VCD market and profit margins on VCD products would diminish further in the foreseeable future. Accordingly, the Albatronics' Board decided to exit the VCD market and a provision of $17,668 was taken to reduce the related assets to their net realizable value.



(c) Non-video CD inventories



Due to the adverse market conditions, Albatronics was realizing negative gross margins and, accordingly, reduced its non-video CD inventories to market.



(d) and (e) Non-video CD molds and plant and machinery



Due to the adverse market conditions, Albatronics was realizing negative gross margins and, accordingly, provided impairments in the carrying value of molds and plant and machinery.



(f) Bad and doubtful debts



Provision for bad and doubtful debts of $9,928 included provision for trade receivable of $6,370, provision for receivable from an affiliated company of $1,812, provision for loan receivable of $957 and provision for other receivable of $789. Due to the Asian economic crisis, the financial positions of several customers and business partners deteriorated significantly. Provision was made for overdue balances. Albatronics was also preparing to stop the subcontracting agreement with an affiliated company and the amount receivable from it became doubtful.

(g) Investment in and receivable from investee companies



Albatronics had 2 investee companies. One of them was engaged in plastic injection business and Albatronics had a 19% interest in it. Another investee company was engaged in plastic and metal injection business in which Albatronics had a 9.9% interest. The financial positions of both investee companies appeared to have deteriorated (including operating loss and the uncertainty concerning possible withdrawal or reduction of banking facilities). As a result, the investment of $1,910 in and receivable of $5,625 from the investee companies were fully provided.



(h) Guarantees for bank facilities of an investee company



Albatronics guaranteed the repayment of bank borrowings and capital lease obligations by an investee company amounting to $3,234 and the unsettled amount at December 31, 1998 was $2,135. As the investee company's ability to repay the above amount was in doubt, a provision of $2,135 had been made by Albatronics.



(i)         Properties



Due to the adverse market conditions, Albatronics had been operating in a loss position. The Albatronics Board was of the view that the carrying value of the properties should be written down to market and engaged independent professional valuers to conduct a professional valuation. The amount of the properties' market values falling below their book values was booked as a charge to income.



(j)         Severance payments and other costs



This represented the estimated severance payments and incidental costs required for layoff staff and the costs relating to the closure of some of Albatronics' operations.

Summarized consolidated balance sheet as at December 31, 1998:


ASSETS

Current assets:
  Cash and cash equivalents                                         $10,538
  Accounts receivable, net of provision of $4,517                    12,096
  Prepaid expenses and deposits and other current assets              4,176
  Inventories                                                        15,592
                                                                    -------

            Total current assets                                     42,402

Investment in affiliated companies and other investments              5,036
Property, plant and equipment - net                                  21,997
                                                                    -------

            Total assets                                           $ 69,435
                                                                    -------


LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
  Accounts payable and accrued expenses                             $61,175
  Bank borrowings and capital lease obligations
    - due within one year                                            48,502
  Other current liabilities                                           2,463
                                                                    -------

            Total current liabilities                               112,140

Long-term liabilities                                                 1,218
                                                                    -------

            Total liabilities                                       113,358
                                                                    -------

Shareholders' deficit:
  Common shares                                                       5,175
  Additional paid-in capital                                         15,316
  Deficit and statutory reserve                                     (63,628)
  Accumulated comprehensive loss                                       (786)
                                                                    -------

            Total shareholders' deficit                             (43,923)
                                                                    -------

            Total liabilities and shareholders' deficit            $ 69,435
                                                                    -------

Summarized consolidated statement of cash flows for the nine months ended December 31, 1998:



Cash flows from operating activities:



Net loss                                                                                    $(64,258)
                                                                                            --------

Adjustments to reconcile net loss to net cash provided by operating activities:
  Provision for inventory write downs                                                         18,970
  Provision for doubtful accounts                                                             15,553
  Write-down of property, plant and machinery                                                 13,157
  Provision for guarantees and other costs                                                     3,989
  Provision for diminution in value of a long-term investment                                  1,910
  Depreciation and amortization                                                                3,992
  Equity in income of affiliated companies                                                      (152)
  Minority interest                                                                              (44)
  Deferred income tax                                                                           (303)
Changes in current assets and liabilities:
  Accounts receivable                                                                         12,388
  Prepaid expenses and deposits and other current assets                                       1,278
  Inventories                                                                                  8,853
  Accounts payable and accrued expenses                                                       (7,351)
  Other current liabilities                                                                      174
                                                                                             -------

        Total adjustments                                                                     72,414
                                                                                             -------

Net cash provided by operating activities                                                      8,156
                                                                                             -------

Cash flows from investing activities:
  Purchase of property, plant and equipment                                                   (3,961)
  Other net outflows                                                                          (1,893)
                                                                                             -------

Net cash used in investing activities                                                         (5,854)
                                                                                             -------

Cash flows from financing activities:
  Net proceeds from issue of shares                                                            8,494
  Repayment of bank borrowings and capital lease obligations                                  (8,313)
  Other net inflows                                                                               99
                                                                                             -------

Net cash provided by financing activities                                                        280
                                                                                             -------

Effect of exchange rate changes on cash                                                           21
                                                                                             -------

Net increase in cash and cash equivalents                                                      2,603
Cash and cash equivalents at beginning of period                                               7,935
                                                                                             -------

Cash and cash equivalents at end of period                                                   $10,538
                                                                                             -------

Supplemental schedule of cash flow information:
  Interest paid                                                                               $4,547
                                                                                             -------

  Income taxes paid                                                                         $     77
                                                                                             -------

Consolidated statements of shareholders' equity for the nine months ended December 31, 1998:



                                                                                       ACCUMULATED                  TOTAL
                                     COMMON       COMMON     ADDITIONAL   RETAINED        OTHER                  SHAREHOLDERS'
                                     SHARES       SHARES      PAID-IN     EARNINGS     COMPREHENSIVE   STATUTORY    EQUITY
                                  OUTSTANDING     AMOUNT      CAPITAL     (DEFICIT)    INCOME (LOSS)    RESERVE    (DEFICIT)
                                  -----------  -----------  -----------  -----------   -----------   -----------  -----------
Balance at April 1, 1998          200,000,000  $     2,587  $     9,410  $       235   $      (817)  $       395  $    11,810
Issue of shares to ultimate
  holding company                 200,002,000        2,588        5,906           --            --            --        8,494
Net loss                                   --           --           --      (64,258)           --            --      (64,258)
Other comprehensive income:
    Foreign currency translation           --           --           --           --            31            --           31
                                  -----------  -----------  -----------  -----------   -----------   -----------  -----------
Balance at December 31, 1998      400,002,000  $     5,175  $    15,316  $   (64,023)     $ ( 786)   $       395  $   (43,923)
                                  ===========  ===========  ===========  ===========   ===========   ===========  ===========




Accumulated other comprehensive income represents foreign currency translation adjustments.



The comprehensive loss of the Company was $64,227 for the nine months ended December 31, 1998.

Updated unaudited financial information as at March 31, 1999



On May 10, 1999, the directors of Albatronics presented the results for the three months ended March 31, 1999 prepared under the liquidation basis of accounting. The directors further explained that "[b]ased on the working capital situation, [Albatronics] is having difficulties in meeting its financial obligations which the management believes will severely erode the confidence of the customers and the suppliers of [Albatronics]. The Board believes that [Albatronics] may have to be liquidated within a short period of time if among other things:



(i)     the customers and suppliers do not continue to support [Albatronics],



(ii) the major trade creditor, the bank group and Nam Tai cannot within a short time agree on the proposal for the restructuring of the indebtedness of [Albatronics], or



(iii) any parties among Nam Tai, the bank group and the major trade creditor proceed with legal action against [Albatronics].



Due to the aforesaid reasons and following the principle of conservatism of accounting principles generally accepted in Hong Kong, the Board [of Albatronics] is of the view that the quarterly results should be prepared on a liquidation basis. All long term assets are written down to their net realisable value."



In June 1999, Albatronics ceased its operations and on June 30, 1999, the directors of Albatronics voted to submit to the shareholders a proposal to liquidate Albatronics.



Updated unaudited summarized financial information prepared under accounting principles generally accepted in Hong Kong for the three months ended March 31, 1999 reported to the Albatronics' shareholders on the liquidation basis of accounting and translated, for convenience, into US dollars at the exchange rate of 7.73 Hong Kong dollars to 1 US dollar is as follows:



Sales                                                                        $ 36,609
Cost of operations                                                            (41,992)
                                                                             --------
Operating loss                                                                 (5,383)
Write off arising from the liquidation basis of accounting                    (19,823)
                                                                             --------
Loss from operations                                                          (25,206)
Equity in income of affiliated companies                                           37
                                                                             --------
Loss before income taxes and minority interest                                (25,169)
Income taxes expense                                                              (10)
Minority interest                                                                   9
                                                                             --------
Net loss for the three months ended March 31, 1999 prepared under
             the liquidation basis of accounting                              (25,168)

Shareholders' deficit at December 31, 1998                                    (43,923)
                                                                             --------
Shareholders' deficit at March 31, 1999 prepared under the liquidation
 Basis of accounting                                                         $(69,091)
                                                                             --------

The consolidated balance sheet of Albatronics as at March 31, 1999 prepared under the liquidation basis of accounting was not disclosed to its shareholders and, accordingly, is not included herein.



Management of Nam Tai believes that there is little possibility of any significant recovery of its investment nor does it believe that Nam Tai is subject to any continuing obligation with respect to Albatronics.


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



                                       FIRST             SECOND             THIRD          FOURTH
                                      QUARTER           QUARTER            QUARTER         QUARTER

                                          (In thousands of U.S. dollars except per share data)
                                     ----------------------------------------------------------------
1998
----
Summary of operations
                                     $ 26,280          $ 30,857          $ 23,659           $ 20,853
Net sales
                                        6,591             7,465             5,513              5,141
Gross profit
                                        3,321             2,432             1,838                793
Income from operations
                                        5,865             2,802             2,565             (7,703)
Net income
                                     $   0.53          $   0.27          $   0.26           $  (0.78)
Basic earnings per share
                                     $   0.53          $   0.27          $   0.26           $  (0.78)
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

        The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 1998, 1997, and 1996:


                                                         YEAR ENDED DECEMBER 31,
                                                       --------------------------
                                                        1998       1997     1996
                                                       ------     -----    ------
Net sales                                               100.0%    100.0%   100.0%

Cost of sales                                            75.7      73.9     79.5
                                                        -----     -----    -----

Gross profit                                             24.3      26.1     20.5
                                                        -----     -----    -----
Costs and expenses:

   Selling, general and administrative expenses          13.0      10.4     11.7

   Research and development  expenses                     1.6       1.4      0.9

   Non-recurring expense                                  1.4         -        -
                                                        -----     -----    -----
                                                         16.0      11.8     12.6
                                                        -----     -----    -----

Income from operations                                    8.3      14.3      7.9

   Profit (loss) on disposal of fixed assets              0.7       3.3     (0.1)

   Provision for impairment of value of investment       (8.2)      -        -

   Other income - net                                     4.8       5.8      1.1

   Interest expense                                         -         -     (0.1)
                                                        -----     -----    -----
Income from consolidated companies
   before income taxes and minority interests             5.6      23.4      8.8
                                                        -----     -----    -----

Net income                                                3.5%     23.2%     8.7%
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

        The income tax expense of $1,040,000 for the year ended December 31, 1998 compares to an expense of $279,000 for the prior year. The income tax expense relates to income taxes on the Hong Kong and China operations. In the past the Company received 100% tax credits in China related to its reinvestment of profits into additional share capital of the China subsidiaries. This reduced the overall tax payable by the Company in China. For the years 1993 through 1995, the Company received a full refund of China taxes paid as a result of reinvesting its profits into share capital. As a result of its expectations that it would receive a full refund of income taxes attributable to China operations as it had in the past, the Company recorded tax payments in 1996 and 1997 as prepayments. In early 1999, the Company learned that for the 1996 and 1997 tax years it would not receive a 100% tax refund on taxes already paid, and was required to reduce the prepayment by the amount of the refund that was not obtained. For 1996, the Company received tax refunds of $484,000 on taxes paid of $917,000. For 1997, the Company now expects to receive a refund of $1,329,000 on taxes paid of $1,769,000. Only $6,000 of the expected refund had been received as of December 31, 1998. A full refund was denied for 1997 and 1996 because the large intercompany receivable between the China subsidiary and the Hong Kong subsidiary was not considered by the China Tax Authorities to be a reinvestment of profits. In January 1999, the Company's Shenzhen manufacturing facility received was recognized as a "High and New Technology Enterprise" which entitles it to various tax benefits including lowering the corporate profits tax rate to 7.5% until January 7, 2004.


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

LIQUIDITY AND CAPITAL RESOURCES


        Current assets decreased to $97,015,000 for the year ended December 31, 1998 compared to $133,022,000 for the year ended December 31, 1997. Cash and cash equivalents, consisting of cash and short-term term deposits, decreased to $71,215,000 for the year ended December 31, 1998 versus $102,411,000 for the year ended December 31, 1997. The principal reasons for the decrease in cash and cash equivalents were: (i) the repurchase of an aggregate of 1,407,500 common shares of the Company for $21,255,000; (ii) a strategic investment of approximately 20% of the common shares of Group Sense for $16,000,000; (iii) an acquisition of just over 50% of the shares of Albatronics for $9,980,000; (iv) dividends paid of $2,141,000; and (v) additions to fixed assets of $4,699,000. Accounts receivable at December 31, 1998 decreased to $16,138,000 from $16,985,000 at December 31, 1997, in part because of a decrease in sales in 1998. Inventories at December 31, 1998 decreased by $5,483,000 or 56% from levels at December 31, 1997, reflecting an inventory turnover period of 21 days in 1998 versus 37 days in 1997. The decrease in inventory levels is a result of both decreased sales levels and improved inventory management.



        In December 1994, the Company invested $3,931,000 for approximately 14% of Deswell's then outstanding capital stock. In July 1995, Deswell completed an initial public offering of its securities in the United States and the Company's investment was diluted to approximately 10.5% of Deswell's outstanding shares as at December 31, 1995. In July 1996, the Company exercised warrants to purchase an additional 12,000 shares of Deswell for $119,000. As at December 31, 1996, this investment was shown at cost and was approximately 87% of the market value of Deswell common shares as reported on the Nasdaq National Market at December 31, 1996. In 1997, the market price of the Deswell shares rose substantially on the Nasdaq National Market and the Company elected to sell a portion of its investment in Deswell, reducing its stake in Deswell to below 2% of its shares reported outstanding at December 31, 1997 and realizing a gain of approximately $5.5 million on sales of 390,000 shares. In 1998, the Company sold the remainder of its Deswell holdings for $2,132,000, realizing a gain of approximately $1.3 million.



        On September 12, 1998, Nam Tai signed an agreement to acquire Albatronics by subscribing for slightly over 50% of the outstanding shares of Albatronics. The transaction was completed on November 30, 1998 for $9.98 million, including transaction fees. When Nam Tai announced the completion of the Albatronics acquisition on December 2, 1998, the Company indicated that it would take steps to support Albatronics depending on the results of a comprehensive study investigating opportunities for corporate restructuring and the streamlining of Albatronics' overhead expenses. Since that time, the December 31, 1998 Albatronics' accounts have been prepared and show a company in financial difficulty with a deficiency in shareholders' equity of $43.9 million, up from the $22.6 million adjusted deficiency in shareholders' equity reported in Albatronics' unaudited August 31, 1998 accounts. The deficiency increased despite the capital injection from Nam Tai's share subscription, reflecting Albatronics' continuing losses, which for the month of December 1998 were $1.71 million. In January 1999 Albatronics started receiving demands from creditors for repayment of past due obligations. As Albatronics was unable to pay its liabilities as they came due, management of Nam Tai and Albatronics undertook negotiations with Albatronics' major trade creditor and bankers for forbearance on demands for repayment and concessions as to amounts payable. At that time, management of Nam Tai believed it was probable these parties would not grant the concessions necessary to permit Albatronics to survive and such discussions were ultimately unsuccessful. In June 1999 Albatronics ceased its operations and, after the creditors threatened to take legal action to force Albatronics into involuntary liquidation, the Directors voted on June 30, 1999 to submit to the shareholders a proposal to liquidate Albatronics. Due to the troubled financial condition of Albatronics at December 31, 1998, it was probable that Nam Tai would never be in a position to exercise control over Albatronics, such control would rest with the creditors. Accordingly, Nam Tai did not consolidate Albatronics' financial statements as of and for the one month ended December 31, 1998. Instead, Nam Tai accounted for Albatronics on an equity basis and recorded as separate line items on its Consolidated Statements of Income all of Albatronics' December 1998 losses of $1.71 million as "Share of losses of unconsolidated subsidiary" and also made a "Provision for impairment of value" of $8.27 million against the remaining carrying value of this investment. As a result, the carrying value of Nam Tai's investment in Albatronics has been recorded on Nam Tai's Consolidated Balance Sheet at December 31, 1998 at a nominal value as "Investment in unconsolidated subsidiary (less provision for impairment of value)."


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


        At the end of 1997 and in early 1998, in light of the currency turmoil experienced by many other Southeast Asian countries, there has been increasing pressure for a devaluation of the currencies of Hong Kong and China. While the governments of Hong Kong and China have indicated they will support their currencies, possible devaluations may occur. While the Company expects that it may initially benefit from such devaluations through their effect of reducing expenses when translated into U.S. dollars, such benefits could be outweighed if it causes a destabilizing downturn in China's economy, creates serious domestic problems in China or creates other problems adversely affecting the Company's business.


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

     M. K. KOO Mr. Koo had served as Chairman of the Board and a Director of Nam Tai and its predecessor companies since inception. Mr. Koo assumed the role as Chief Financial Officer of the Company from April 1997 until January 1998 and again in February 1998 to May 1998. Mr. Koo assumed the newly created position of Senior Executive Officer, Corporate Strategy, Finance and Administration when Mr. Murakami succeeded him as Chairman of the Board. Mr. Koo also serves on the Company's audit committee. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.

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

ITEM 17. FINANCIAL STATEMENTS

            Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

            The following financial statements are filed as part of this Report:

                                                                                     Page No.
                                                                                     --------
Report of Deloitte Touche Tohmatsu......................................................50

Report of PricewaterhouseCoopers........................................................51

Consolidated Statements of Income for the years ended December 31, 1998,
  December 31, 1997 and December 31, 1996...............................................52

Consolidated Balance Sheets as of December 31, 1998 and December 31, 1997...............53

Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 1998, December 31, 1997 and December 31, 1996......................54

Consolidated Statements of Cash Flows for the years ended December 31, 1998,
  December 31, 1997 and December 31, 1996...............................................55

Notes to Consolidated Financial Statements..............................................56



     All schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

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






/s/ Deloitte Touche Tohmatsu
----------------------------
DELOITTE TOUCHE TOHMATSU


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



/s/ Price Waterhouse
----------------------------
PRICE WATERHOUSE
Certified Public Accountants



HONG KONG
March 11, 1998

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                           YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------
                                                                       1998        1997         1996
-------------------------------------------------------------------------------------------------------
Net sales                                                           $ 101,649    $ 132,854    $ 108,234
Cost of sales                                                          76,939       98,130       86,049
                                                                    -----------------------------------
Gross profit                                                           24,710       34,724       22,185
                                                                    -----------------------------------

Selling, general and administrative expenses                           13,190       13,799       12,702
Research and development expenses                                       1,691        1,909          950
Non-recurring expense (Note 4)                                          1,445            -            -
                                                                    -----------------------------------
                                                                       16,326       15,708       13,652
                                                                    -----------------------------------

Income from operations                                                  8,384       19,016        8,533
Net gain (loss) on disposal of property, plant and equipment              766        4,350         (123)
Provision for impairment of investment in an
  unconsolidated subsidiary (Note 1)                                   (8,271)           -            -
Other income - net (Note 5)                                             4,865        7,791        1,253
Interest expense                                                           (1)         (39)         (89)
                                                                    -----------------------------------

Income before income taxes and equity in results of an affiliated
  company and unconsolidated subsidiary                                 5,743       31,118        9,574
Income taxes (Note 8)                                                  (1,040)        (279)        (158)
                                                                    -----------------------------------
Income before equity interest                                           4,703       30,839        9,416
Equity in income of an affiliated company, less amortization
  of goodwill                                                             534            -            -
Equity in loss of an unconsolidated subsidiary (Note 1)                (1,708)           -            -
                                                                    -----------------------------------

Net income                                                          $   3,529    $  30,839    $   9,416
                                                                    ===================================

Basic earnings per share (Note 9)                                   $    0.34    $    3.70    $    1.17
                                                                    ===================================

Diluted earnings per share (Note 9)                                 $    0.34    $    3.68    $    1.16
                                                                    ===================================




See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS
(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)



                                                                   DECEMBER 31,
                                                            ---------------------
                                                               1998       1997
---------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                  $ 71,215   $102,411
  Marketable securities (Note 10)                                 513          -
  Accounts receivable, net                                     16,138     16,985
  Inventories (Note 11)                                         4,355      9,838
  Prepaid expenses and deposits                                 4,794      3,788
                                                             --------   --------

            Total current assets                               97,015    133,022

Long-term investments (Note 12)                                     -        833
Investment in an unconsolidated subsidiary (Note 1)                 1          -
Investment in an affiliated company (Note 13)                  16,223          -
Property, plant and equipment - net (Note 14)                  32,445     32,442
Other assets                                                    1,544      1,491
                                                             --------   --------
            Total assets                                     $147,228   $167,788
                                                             ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable                                              $    329   $  1,814
  Accounts payable and accrued expenses                        18,377     17,551
  Dividend payable                                                665          -
  Income taxes payable                                            105        187
                                                             --------   --------
            Total current liabilities                          19,476     19,552
Deferred income taxes                                              56          -
                                                             --------   --------
            Total liabilities                                  19,532     19,552
                                                             --------   --------
Commitments and contingencies (Note 17)
Shareholders' equity:
  Common shares ($0.01 par value - authorized
    20,000,000 shares;  shares issued and
    outstanding at December 31, 1998 - 9,812,523
    December 31, 1997 - 11,220,023)                                98        112
  Additional paid-in capital                                   80,044     80,044
  Retained earnings                                            47,509     68,050
  Accumulated other comprehensive income                           45         30
                                                             --------   --------
            Total shareholders' equity                        127,696    148,236
                                                             --------   --------
            Total liabilities and shareholders' equity       $147,228   $167,788
                                                             ========   ========


          See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S. DOLLARS IN THOUSANDS EXCEPT SHARE DATA)


                                                                                                        ACCUMULATED      TOTAL
                                           COMMON        COMMON    ADDITIONAL     STOCK                    OTHER         SHARE -
                                           SHARES        SHARES     PAID-IN      OPTION     RETAINED   COMPREHENSIVE    HOLDERS'
                                        OUTSTANDING      AMOUNT     CAPITAL      GRANTS     EARNINGS      INCOME         EQUITY
                                      ----------------------------------------------------------------------------------------
Balance at January 1, 1996            $  8,063,177         $80     $28,182       $ 467    $ 31,417       $   27        $60,173
Share buy-back program                    (273,500)         (3)          -           -      (2,583)           -         (2,586)
Shares issued on exercise of options        47,550           1         390         (91)          -            -            300
Options cancelled                                -           -           -         (71)          -            -            (71)
Comprehensive income:
  Net income                                     -           -           -           -       9,416            -          9,416
  Foreign currency translation                   -           -           -           -           -            1              1
Dividends ($0.03 per share)                      -           -           -           -        (243)           -           (243)
                                      ----------------------------------------------------------------------------------------
Balance at December 31, 1996             7,837,227          78      28,572         305      38,007           28         66,990
Share buy-back program                      (1,000)          -           -           -         (10)           -            (10)
Shares issued on exercise of
  options                                  386,667           4       3,802        (305)          -            -          3,501
Shares and warrants issued
  on rights offering                     2,997,129          30      47,670           -           -            -         47,700
Comprehensive income:
  Net income                                     -           -           -           -      30,839            -         30,839
  Foreign currency translation                   -           -           -           -           -            2              2
Dividends ($0.10 per share)                      -           -           -           -        (786)           -           (786)
                                      ----------------------------------------------------------------------------------------
Balance at December 31, 1997            11,220,023         112      80,044           -      68,050           30        148,236

Share buy-back program                  (1,407,500)        (14)          -           -     (21,241)           -        (21,255)
Issue of options                                 -           -           -          75           -            -             75
Options cancelled                                -           -           -         (75)          -            -            (75)
Comprehensive income:
  Net income                                     -           -           -           -       3,529            -          3,529
  Foreign currency translation                   -           -           -           -           -           15             15
Dividends ($0.28 per share)                      -           -           -           -      (2,829)           -         (2,829)
                                      ----------------------------------------------------------------------------------------
Balance at December 31, 1998          $  9,812,523        $ 98     $80,044         $ -     $47,509          $45      $ 127,696
                                      ========================================================================================



Accumulated other comprehensive income represents foreign currency translation adjustments.

The comprehensive income of the Company was $3,544, $30,841 and $9,417 for the years ended December 31, 1998, 1997 and 1996, respectively.


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. DOLLARS IN THOUSANDS)



                                                                                  YEAR ENDED DECEMBER 31,
                                                                         -----------------------------------
                                                                             1998        1997         1996
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                               $   3,529    $  30,839    $   9,416

Adjustments to  reconcile net income to net cash provided by operating activities:
  Depreciation                                                               4,258        4,331        2,675
  Net (gain) loss on disposal of property, plant and equipment                (766)      (4,350)         123
  Gain on disposal of long-term investments                                 (1,299)      (5,488)           -
  Unrealized loss on decline of market value of marketable securities          468            -            -
  Equity in income of an affiliated company less dividend
    received and amortization of goodwill                                     (404)           -            -
  Equity in loss of an unconsolidated subsidiary                             1,708            -            -
  Provision for impairment of investment in an unconsolidated
    subsidiary                                                               8,271            -            -
Changes in current assets and liabilities:
  Increase in marketable securities                                           (981)           -            -
  Decrease (increase) in accounts receivable                                   824         (396)       1,110
  Decrease (increase) in inventories                                         5,483          673          (86)
  Increase in prepaid expenses and deposits                                 (1,006)      (2,020)        (243)
  Decrease in notes payable                                                 (1,485)      (3,372)        (134)
  Increase in accounts payable and accrued expenses                            826        1,330        2,776
  (Decrease) increase in income taxes payable                                  (26)         156          (76)
                                                                         -----------------------------------
            Total adjustments                                               15,871       (9,136)       6,145
                                                                         -----------------------------------
Net cash provided by operating activities                                   19,400       21,703       15,561
                                                                         -----------------------------------

Cash flows from investing activities:
  Purchase of interest in an affiliated company                            (15,819)         (12)        (119)
  Purchase of interest in an unconsolidated subsidiary                      (9,980)           -            -
  Purchase of property, plant and equipment                                 (4,699)      (3,602)     (11,650)
  Purchase of other assets                                                     (53)        (246)        (541)
  Proceeds from disposal of long-term investments                            2,132        8,717            -
  Proceeds from disposal of property, plant and equipment                    1,197        7,666            -
                                                                         -----------------------------------
Net cash (used in) provided by investing activities                        (27,222)      12,523      (12,310)
                                                                         -----------------------------------
Cash flows from financing activities:
  Share buy-back program                                                   (21,255)         (10)      (2,583)
  Dividends paid                                                            (2,141)        (749)        (243)
  Decrease in short-term bank loans and overdraft                                -            -         (273)
  Proceeds from shares issued in rights offering, net                            -       47,700            -
  Additional shares issued, net                                                  -        3,501          226
                                                                         -----------------------------------
Net cash (used in) provided by financing activities                        (23,396)      50,442       (2,873)
                                                                         -----------------------------------
Foreign currency translation adjustments                                        22            2            1
                                                                         -----------------------------------
Net (decrease) increase in cash and cash equivalents                       (31,196)      84,670          379
Cash and cash equivalents at beginning of period                           102,411       17,741       17,362
                                                                         -----------------------------------
Cash and cash equivalents at end of period                               $  71,215    $ 102,411    $  17,741
                                                                         ===================================

Supplemental schedule of cash flow information:
  Interest paid                                                          $       1    $      39    $      89
                                                                         ===================================
  Income taxes paid                                                      $     161    $     123    $     234
                                                                         ===================================


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


     On the completion of the Albatronics acquisition on December 2, 1998, the Company indicated that it would take steps to support Albatronics depending on the results of a comprehensive study investigating opportunities for corporate restructuring and streamlining of overhead expenses in Albatronics. Despite the Company's cash investment, Albatronics' financial position has weakened dramatically since the agreement to invest in Albatronics was signed in September 1998. As Albatronics is unable to pay its liabilities as they come due, management of the Company and Albatronics have undertaken negotiations with Albatronics' major trade creditors for forbearance on demands for repayment and concessions as to amounts payable. However, the Company's management does not believe it is probable these discussions will ultimately be successful. Due to the troubled financial condition of Albatronics at December 31, 1998, it is probable that the Company will never be in a position to exercise control over Albatronics, such control will rest with the creditors. Accordingly, the Company has not consolidated Albatronics' financial statements at December 31, 1998 or for the year then ended. Instead, the Company recorded as separate line items on its consolidated statements of income Albatronics' loss for the month of December 1998 of $1,708 as "equity in loss of an unconsolidated subsidiary" and a "provision for impairment of investment in an unconsolidated subsidiary" of $8,271 against the remaining carrying value of this investment. As a result, the carrying value of the Company's investment in Albatronics has been recorded on the consolidated balance sheet at December 31, 1998 as "investment in an unconsolidated subsidiary" at a nominal value of $1.


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

     The following table sets out certain proforma information for the years ended December 31, 1998 and 1997 to reflect the acquisition of Albatronics as though it had occurred on January 1, 1997:

                                                                                            UNAUDITED
                                                                                      YEAR ENDED DECEMBER 31,
                                                                                ---------------------------------
                                                                                     1998                  1997
                                                                                ---------------------------------
     Provision for impairment of investment in an unconsolidated
       subsidiary                                                               $     -              $     -
     Equity in results of an unconsolidated subsidiary, less
       amortization of goodwill                                                    (11,525)               1,545
     Proforma net income                                                             1,343               31,685
     Proforma basic earnings per share                                               0.13                 3.81
     Proforma diluted earnings per share                                             0.13                 3.78

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

5.   OTHER INCOME - NET

     Other income - net consists of:


                                                               YEAR ENDED DECEMBER 31,
                                                            ----------------------------
                                                              1998       1997       1996
                                                            ----------------------------
            Interest income                                 $ 5,047    $ 1,847    $ 1,092
            Gain on disposal of securities, net               1,207      5,488          -
            Foreign exchange gains                              394        500         20
            Currency option premium written off                (840)         -          -
            Unrealized loss on decline of market value of
              marketable securities                            (468)         -          -
            Bank charges                                       (252)      (343)      (406)
            Miscellaneous (expense) income                     (196)       650        547
            Donations                                           (27)      (351)         -
                                                            -----------------------------
                                                            $ 4,865    $ 7,791    $ 1,253
                                                            =============================


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

8.   INCOME TAXES

     The components of income before income taxes and equity in results of an affiliated company and unconsolidated subsidiary are as follows:


                                                               YEAR ENDED DECEMBER 31,
                                                            ----------------------------
                                                              1998       1997       1996
                                                            ----------------------------

            PRC, excluding Hong Kong                        $8,207     $17,241    $10,339
            Hong Kong                                       (2,843)      5,768      3,079
            Other                                              379       8,109     (3,844)
                                                            -----------------------------
                                                            $5,743     $31,118     $9,574
                                                            =============================


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

     The tax refunds received or receivable during the three years ended December 31, 1998, 1997 and 1996 were as follows:


                    Related to
 Company             tax year         Paid          Refunded             Date Received
----------------------------------------------------------------------------------------
 NTES                  1995         $   919            $919                December 1996
                       1996         $   895            $484          April 1998, balance
                                                                         awaiting refund
                       1997          $1,709            -                 Awaiting refund
                       1998          $1,243            -                 Application for
                                                                         reinvestment of
                                                                     profits in progress

 Zastron               1995         $    31           $  31                  August 1997
                       1996         $    22            -                 Application for
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

     The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:



                                                               YEAR ENDED DECEMBER 31,
                                                            ----------------------------
                                                              1998       1997       1996
                                                            ----------------------------
            Current tax                                     $  (984)   $(279)      $(158)
            Deferred tax                                        (56)    -           -
                                                            ----------------------------
                                                            $(1,040)   $(279)      $(158)
                                                            =============================


     The deferred income tax represents the tax effect of timing differences attributable to the excess of tax allowances over depreciation.

     A reconciliation of the income tax (expense) benefit to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:




                                                                             YEAR ENDED DECEMBER 31,
                                                                        ----------------------------
                                                                          1998       1997       1996
                                                                        ----------------------------

       Income before income taxes                                       $5,743     $ 31,118    $9,574
       PRC minimum tax rate                                              10.0%        10.0%     10.0%
       Income tax expense at PRC minimum tax rate on
         income before income tax                                        $(574)    $ (3,112)   $ (957)
       Effect of difference between Hong Kong and PRC tax                 (325)        (375)     (180)
         rates applied to Hong Kong income
       Effect of Canadian net profits (losses) for which no income
        tax expense (benefit) is payable (available)                        38          811      (384)
       Effect of PRC tax concessions, giving rise to no PRC tax
         liability                                                         720        1,712     1,034
       Tax benefit (expense) arising from items which are not
         assessable/deductible for tax purposes:
           Gain on disposal of land in Hong Kong                           125          899       -
           Provision for impairment of investment in an
            unconsolidated subsidiary                                     (827)         -         -
       Underprovision of income tax in previous year                      (833)         (80)      (27)
       Other                                                               636         (134)      356
                                                                        -----------------------------
                                                                        $ (1,040)   $  (279)   $ (158)
                                                                        =============================


     No income tax arose in the United States of America in any of the periods presented.

9.   EARNINGS PER SHARE

     The calculations of basic earnings per share and diluted earnings per share are in accordance with SFAS No.128 and are computed as follows:



                                                                                       Per share
      YEAR ENDED DECEMBER 31, 1998                 Income               Shares           amount
      ----------------------------             -------------------------------------------------
      Basic earnings per share
      Income available to common shareholders  $     3,529           10,316,510          $0.34

      Effect of dilutive securities
       - Stock options                                 -                23,162
       - Warrants                                      -                11,428
                                               ------------------------------------------------
      Diluted earnings per share
      Income available to common shareholders  $      3,529         10,351,100            $0.34
                                               ================================================


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



                                                                                       Per share
      YEAR ENDED DECEMBER 31, 1997                 Income               Shares           amount
      ----------------------------             -------------------------------------------------

      Basic earnings per share
      Income available to common shareholders  $ 30,839              8,324,320         $3.70

      Effect of dilutive securities
       - Stock options                            -                     66,970
                                               --------------------------------------------------

      Diluted earnings per share
      Income available to common shareholders  $ 30,839              8,391,290          $3.68
                                               ==================================================


     Warrants to purchase 2,997,129 shares of common shares at $20.40 were outstanding at December 31, 1997 but were not included in the computation of diluted earnings per share because the redeemable price of the warrants was greater than the average market price of the common shares during the relevant period.



                                                                                       Per share
      YEAR ENDED DECEMBER 31, 1996                 Income               Shares           amount
      ----------------------------             -------------------------------------------------

      Basic earnings per share
      Income available to common shareholders   $ 9,416           8,040,497           $1.17

      Effect of dilutive securities
      - Stock options                                 -             101,634
                                               -------------------------------------------------

      Diluted earnings per share
      Income available to common shareholders  $  9,416           8,142,131           $1.16
                                              ==================================================

10.  MARKETABLE SECURITIES

     During 1998, the Company acquired equity securities listed in Hong Kong and all of them were classified as trading securities and included in current assets at December 31, 1998.


                                                           AT DECEMBER 31,
                                                        -------------------
                                                         1998         1997
                                                        ------       ------
     Cost                                               $ 981           --
     Unrealized loss on decline of market value          (468)          --
                                                        -----         ----
     Market value                                       $ 513           --
                                                        =====         ====


     Proceeds and realized loss from sale of securities for the year ended December 31, 1998 were $620 and $92, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was ascertained based on the average cost method.


11.  INVENTORIES

     Inventories consist of:


                                                           AT DECEMBER 31,
                                                        -------------------
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

14.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:


                                                               AT DECEMBER 31,
                                                          ------------------------
                                                            1998            1997
                                                          ------------------------
     At cost
     Land and buildings                                   $ 22,288        $ 22,661
     Machinery and equipment                                15,801          14,106
     Leasehold improvements                                  7,558           5,881
     Automobiles                                             1,198             675
     Furniture and fixtures                                  1,167             885
     Tools and molds                                           105              87
                                                          ------------------------
     Total                                                  48,117          44,295
     Less: accumulated depreciation and amortization       (15,672)        (11,853)
                                                          -------------------------
     Net book value                                         32,445          32,442
                                                          ========================



15.  INVESTMENT IN SUBSIDIARIES


                                                                                Percentage of ownership,
                                      Place of            Principal                as at December 31,
                                      incorporation       activity                1998            1997
                                      -------------       ---------             --------        --------
     Consolidated subsidiaries:

     Nam Tai Electronic &
       Electrical Products Ltd.       Hong Kong           Trading                 100%             100%

     Nam Tai Electronics
       (Canada) Ltd.                  Canada              Services                100%             100%

     Namtai Electronic
       (Shenzhen) Co. Ltd.            PRC                 Manufacturing           100%             100%

     Zastron Plastic & Metal
       Products (Shenzhen) Ltd.       PRC                 Manufacturing           100%             100%

     Shenzhen Namtek Co. Ltd.         PRC                 Software
                                                          development             100%             100%

     Unconsolidated subsidiary:

     Albatronics                      Hong Kong           Trading and             50.00025%         --
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



     b    Lease commitments


          At December 31, 1998, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:


               Year ending December 31,
               - 1999                               $ 756
               - 2000                                 569
               - 2001                                 470
               - 2002                                 501
               - 2003                                 503
               - 2004 and thereafter                1,520
                                                   ------
                                                   $4,319
                                                   ======



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


                                                                             AT DECEMBER 31,
                                                                          --------------------
                                                                            1998        1997
                                                                          --------    --------
     Outstanding letters of credit                                        $1,174       $2,429

     Usance bills pending maturity                                            27          889
                                                                         -------       ------
     Total banking facilities utilized                                     1,201        3,318

     Less: Outstanding letters of credit                                  (1,174)      (2,429)

     Plus: Goods received but trust receipts not issued by the bank          302          925
                                                                         -------       ------
     Notes payable per balance sheets                                    $   329       $1,814
                                                                         =======       ======

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


                                                      Number of        Option price per share with the weighted
                                                       options           average option price in parenthesis
                                                     ----------        ----------------------------------------
          Outstanding at January 1, 1996              570,850          $5.35, $11.00 &11.375 ($9.03)

            Exercised                                 (47,550)         $5.35 & $11.00 ($6.30)
            Granted                                   170,000          $10.50
            Cancelled                                (156,000)         $5.35 & $11.00 ($9.95)
                                                      -------
          Outstanding at December 31, 1996            537,300          $5.35, $10.50, $11.00 & $11.375
                                                                       ($9.47)

            Exercised                                (386,667)         $5.35, $10.50, $11.00 & $11.375
                                                                       ($9.06)
            Cancelled                                 (97,300)         $5.35, $10.50, & $11.00 ($10.52)
                                                      -------
          Outstanding at December 31, 1997             53,333          $10.50

            Granted                                   596,500          $10.50 & $15.75 ($13.14)
            Cancelled                                (296,500)         $15.75
                                                      -------
          Outstanding at December 31, 1998            353,333          $10.50 & $15.75 ($10.55)
                                                      -------



          Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below:


                                                                     Year ended December 31,
                                                                --------------------------------
                                                                  1998        1997        1996
                                                                --------    --------    --------
            Net Income                        As reported       $3,529      $30,839      $9,416
                                              Pro forma          3,273       30,583       9,081

            Diluted earnings per share        As reported        $0.34        $3.68       $1.16
                                              Pro forma           0.32         3.65        1.12



          There were no stock options granted during the year ended December 31, 1997. The weighted average fair value of options granted during 1998 and 1996, and taking into account outstanding stock options at January 1, 1996, was $3.24 and $4.52, respectively, using the Black-Scholes option-pricing model based on the following assumptions:


                                                   1998                               1996
                                          ----------------------       ---------------------------------
                                           $15.75         $10.50        $11.00       $11.375      $10.50
                                          Options        Options       Options       Options     Options
                                          -------        -------       -------       -------     -------
          Risk-free interest rate            5.5%           5.0%          6.0%          5.4%        5.3%
          Expected life                   3/15/01        3/15/01        8/1/98       12/1/98     1/12/00
          Expected volatility               61.1%          60.9%         44.0%         49.0%       48.0%
          Expected dividends                 .070           .070          .030          .030        .030



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

20.  BUSINESS SEGMENT INFORMATION

     The Company operates principally in only one segment of the consumer electronic products industry. A summary of the net sales, income (loss) from operations and identifiable assets by geographic areas and net sales to major customers is as follows:


                                                                YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------
                                                       1998            1997               1996
                                                     --------        ---------          --------
     Net sales from operations within:
      -- Hong Kong:
         Unaffiliated customers                      $100,081        $ 131,052          $105,170
                                                     --------        ---------          --------
      -- PRC, excluding Hong Kong:
         Unaffiliated customers                         1,568            1,802             3,064
         Intersegment sales                            93,556          123,115            95,669
                                                     --------        ---------          --------
                                                       95,124          124,917            98,733
                                                     --------        ---------          --------
      -- Intersegment eliminations                    (93,556)        (123,115)          (95,669)
                                                     --------        ---------          --------
     Total net sales                                 $101,649        $ 132,854          $108,234
                                                     ========        =========          ========
     Income (loss) from operations within:
     -- PRC, excluding Hong Kong                         7,272           17,229            10,339
     -- Hong Kong                                       (4,122)           5,501             2,921
     -- Canada                                             379            8,109            (3,844)
                                                     --------        ---------          --------
     Total net income                                $  3,529        $  30,839          $  9,416
                                                     ========        =========          ========




                                                                   AT DECEMBER 31,
                                                     -------------------------------------------
                                                       1998            1997               1996
                                                     --------        ---------          --------
     Identifiable assets by geographic area:
     -- PRC, excluding Hong Kong                       42,690           44,781           44,975
     -- Hong Kong                                      85,419           24,738           24,564
     -- Canada                                         19,119           98,269           18,852
                                                     --------        ---------          -------
     Total assets                                    $147,228        $ 167,788          $88,391
                                                     ========        =========          =======

     Intersegment sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market prices.

     At December 31, 1998, the identifiable assets in Hong Kong included the investment in an affiliated company of $16,223.


                                                                YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------
                                                       1998            1997               1996
                                                     --------        ---------          --------
     Net sales to customers by geographic area:
       -- North America                              $ 48,204        $  65,432          $ 36,595
       -- Japan                                        21,839           30,972            30,483
       -- Europe                                       18,770           19,105            13,187
       -- Hong Kong                                     8,731            9,835            19,404
       -- Other                                         4,105            7,510             8,565
                                                     --------        ---------          --------
     Total net sales                                 $101,649        $ 132,854          $108,234
                                                     ========        =========          ========

            The Company's sales to the customers which accounted for more than 10% of its sales are as follows:

     Customer
     A                                               $ 44,975        $  50,510          $ 24,138
     B                                                 32,478           46,868            41,569
     C (through Customer B)                               N/A              N/A            17,395
     D                                                    N/A              N/A            14,642
                                                     --------        ---------          --------
                                                     $ 77,453        $  97,378          $ 97,744
                                                     ========        =========          ========

21.  COMPARATIVE AMOUNTS

     Certain comparative amounts have been reclassified to conform with the current year's presentation.

ITEM 19. FINANCIAL STATEMENT AND EXHIBITS

     (a)  Financial Statements. See list under Item 18. of this Report

     (b) Exhibits. The following documents were previously filed on March 31, 1999 in the Company's original filing of Form 20-F:


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


                                        NAM TAI ELECTRONICS, INC.



Date:  August 9, 1999                   By: /s/ Tadao Murakami
                                            ------------------------------------
                                           Tadao Murakami

[Deloitte Touche Tohmatsu Letterhead]


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




/s/ Deloitte Touche Tohmatsu
-------------------------------------
DELOITTE TOUCHE TOHMATSU
Hong Kong
July 28, 1999