Form 20-F
period 1999-12-31
NAM TAI ELECTRONICS INC
filed 2000-03-29
CIK 829365

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM 20-F

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       OR

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                       ----------------------------------

For the Fiscal Year Ended:                        Commission File Number:
    December 31, 1999                                    0-16673

                       ----------------------------------

                            NAM TAI ELECTRONICS, INC.
             (Exact name of registrant as specified in its charter)

                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

                             Suite 4, 9/F., Tower 1
                      China Hong Kong City, 33 Canton Road
                             TST, Kowloon, Hong Kong
                    (Address of principal executive offices)

       Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

       Securities registered pursuant to Section 12(g) of the Act:

               Common Shares, $0.01 par value per share
               Common Share Purchase Warrants

       Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

       As of December 31, 1999, there were 8,840,823 Common Shares of the registrant outstanding.

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

                    Item 17.  [ ]          Item 18.  [X]


                            Exhibit Index on Page 62

                                TABLE OF CONTENTS

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION............................................. 2
PART I
   Item 1.     Description of Business..................................................... 3
   Item 2.     Properties..................................................................18
   Item 3.     Legal Proceedings...........................................................19
   Item 4.     Control of the Company......................................................20
   Item 5.     Nature of Trading Market....................................................20
   Item 6.     Exchange Controls and Other Limitations Affecting Security Holders..........21
   Item 7.     Taxation....................................................................21
   Item 8.     Selected Financial Data.....................................................22
   Item 9.     Management's Discussion and Analysis of Results of Operations and
               Financial Condition.........................................................23
   Item 10.    Directors and Executive Officers of the Company.............................33
   Item 11.    Compensation of Directors and Officers......................................34
   Item 12.    Options to Purchase Securities from the Company or its Subsidiaries.........34
   Item 13.    Interest of Management in Certain Transactions..............................35
PART II
   Item 14.    Description of Securities to be Registered..................................35
PART III
   Item 15.    Defaults Upon Senior Securities.............................................35
   Item 16.    Changes in Securities and Changes in Security for the Company's Securities..35
PART IV
   Item 17.&18.Financial Statements........................................................35
   Item 19.    Financial Statements and Exhibits...........................................62

SIGNATURES ................................................................................63

Consent of Independent Accountant (to incorporation of their report on Financial
  Statements into the Company's Registration Statement on Forms F-3 and S-8)...............64

        This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled Risk Factors under Item 1. - Description of Business.

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

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

        Nam Tai Electronics, Inc. (which together with its wholly owned subsidiaries is hereafter referred to as the "Company" or "Nam Tai") was incorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. The Company's corporate administrative matters are conducted in the British Virgin Islands through its registered agent, McW. Todman & Co., McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located in the Hong Kong Special Administrative Region ("Hong Kong"), of the People's Republic of China ("China"). Its address is Suite 4, 9/F., Tower 1, China Hong Kong City, 33 Canton Road, TST, Kowloon, Hong Kong.

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

COMPANY OVERVIEW

        Nam Tai provides design and manufacturing services to original equipment manufacturers ("OEMs") of consumer electronic products. Nam Tai's three principal customers include Texas Instruments Incorporated, Sharp Corporation and Epson Precision (HK) Ltd. The Company's principal design and manufacturing operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Products manufactured by Nam Tai include telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators and smart card readers. It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). This includes large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys and telecommunication systems, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communication, camera and computer products. In the near future, Nam Tai expects to begin manufacturing of lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances.

        Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on glass ("COG"), chip on board ("COB"), multichip modulators ("MCM"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") and anisotropic conductive film ("ACF") heat seal technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company uses radio frequency ("RF") and digitally enhanced cordless telephone ("DECT") technologies in the production of various telecommunication products. The Company has also significantly increased its original design manufacturing ("ODM") whereby it develops and designs proprietary products which are sold by OEM customers. Nam Tai also provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

The Company moved its manufacturing facilities to China in 1980 and later located in Shenzhen, China in 1987 to take advantage of lower overhead costs, lower material costs, and competitive labor rates and to position itself to achieve low-cost, high volume, high quality manufacturing. The location of Nam Tai's facility in Shenzhen, about 30 miles from Hong Kong, provides the Company with access to Hong Kong's infrastructure of communication and banking. This also facilitates transportation of the Company's products out of China through the port of Hong Kong. The Company emphasizes high responsiveness to the needs of OEM customers through the development and volume production of increasingly sophisticated and specialized products. The Company seeks to build long-term relationships with its customers through high quality standards (supported by ISO 9001 Certification), competitive pricing, strong research and development support, advanced assembly processes and high volume manufacturing, and with key suppliers through volume purchasing and reliable forecasting of component purchases. The Company believes that the potential for increased manufacturing outsourcing by Japanese and U.S. OEMs in China is substantial and that it is in a position to take advantage of this because of its available production capacity and experience. Management believes Nam Tai's record of providing timely delivery in volume of high-quality, high technology, low-cost products builds close customer relationships and positions the Company to receive orders for more complex products. As the Company grows, management will seek to maintain a low cost structure, reduce overhead where possible and continuously strive to improve its manufacturing quality and processes.

THE COMPANY'S ORGANIZATIONAL STRUCTURE AND SUBSIDIARIES

The Company is a holding company for Nam Tai Electronic & Electrical Products Limited and its subsidiaries, and Nam Tai Telecom (Hong Kong) Company Limited. See Note 15 of Notes to Consolidated Financial Statements appearing in Item 18 of this Report. The chart below illustrates the organizational structure of the Company and its subsidiaries.


                     -----------------------
                    /         Nam Tai       /
                    /    Electronics, Inc.  /
                    /    (A British Virgin  /
                    / Islands International /
                    /    Business Company)  /
                     -----------------------
                            /
                            /
                            /
             ---------------------------------------------
            /                                            /
            / 100%                                       / 100%
 -----------------------                     ------------------------
/         Nam Tai       /                    / Nam Tai Electronic    /
/   Telecom (Hong Kong) /                    / & Electrical Products /                  75%
/     Company Limited   /                    /        Limited        /-------------------------
/  (A Hong Kong Limited /                    /  (A Hong Kong Limited /                        /
/    Liability Company) /                    / Liability Company     /                        /
 -----------------------                      -----------------------                         /
                                                           /                                  /
                                                           /                                  /
                                     ---------------------------------------------            /
                                     /                                           /            /
                                     / 100%                                      / 100%       /
                         ---------------------                     ----------------------     /
                         / Zastron Plastic &  /                    / Namtai Electronic   /    /
                         /  Metal Products    /                    / (Shenzhen) Co. Ltd. /    /
                         /  (Shenzhen) Ltd.   /                    / (A Limited Liability/    /
                         /     (A limited     /                    /  China Foreign      /    /
                         /   Liability China  /                    /     Operation       /    /
                         / Foreign Operation) /                    ----------------------     /
                         ---------------------                             /                  /
                                                                           /                  /
                                                                           /                  /
                                                                           /     ------------------------
                                                                           /     /       Shenzhen       /
                                                                           /     /  Namtek Co., Ltd.    /
                                                                           /-----/ (A Limited Liability /
                                                                            25%  /    China Foreign     /
                                                                                 /    Operation)        /
                                                                                 -----------------------


Nam Tai Electronic & Electrical Products Limited

        Nam Tai Electronic & Electrical Products Limited ("NTEE") was incorporated in November 1983 and became the holding company for Namtai Electronic (Shenzhen) Co. Ltd. and Zastron Plastic & Metal Products (Shenzhen) Ltd. in 1992. Marketing, customer relations and management operations are the main functions handled by NTEE.

Namtai Electronic (Shenzhen) Co. Ltd.

        Namtai Electronic (Shenzhen) Co. Ltd. ("NTSZ") was established as Baoan (Nam Tai) Electronic Co. Ltd. in May 1989 as a joint venture company with limited liability pursuant to the relevant laws of China. The equity of NTSZ was owned 70% by NTEE and 30% by a Chinese government agency. During 1992, the joint venture was dissolved and the company changed its name to NTSZ. As part of such termination, the company returned to the Chinese government agency its real property and investment, and NTSZ became a wholly owned subsidiary of NTEE.

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

Nam Tai Telecom (Hong Kong) Company Limited

        Nam Tai Telecom (Hong Kong) Company Limited ("NT Telecom") was established in July 1999, emerging from a successful acquisition of a Korea based telecommunication business. Located in the same office building as NTEE, and with a branch office in South Korea, NT Telecom develops and sells high frequency wireless telecommunication products.

Shenzhen Namtek Co., Ltd.

        Shenzhen Namtek Co., Ltd. ("Namtek") was organized in December 1995 as a limited liability company pursuant to the relevant laws of China. Namtek commenced operations in early 1996 developing and commercializing software for the consumer electronics industry, particularly for the customers of the Company and for products manufactured or to be manufactured by Nam Tai. Namtek employs approximately 25 software engineers and provides the facilities and expertise to assist in new product development and research, enabling Nam Tai to offer its customers program design for microprocessors, enhanced software design and development services, and strengthening the Company's ODM capabilities.

RISK FACTORS

        The Company may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in this document and other documents filed with the Securities and Exchange Commission, in press releases, in reports to shareholders, on the Company's website, and other documents. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with this "safe harbor" the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by or on behalf of the Company. Any such statement is qualified by reference to the following cautionary statements:

        CUSTOMER CONCENTRATION; DEPENDENCE ON ELECTRONICS INDUSTRY

        During the years ended December 31, 1999, 1998, and 1997, sales to the Company's four largest customers aggregated approximately 85.5%, 92.4%, and 89.3% respectively, of the Company's total net sales. During the same periods, sales to its three principal customers, i.e., customers which accounted for more than 10% of the Company's total sales during 1999, aggregated approximately 77.9%, 76.2%, and 73.3% respectively, of the Company's total sales. See "-- Customers and Marketing -- Customers." The Company's sales transactions to all its OEM customers are based on purchase orders received by the Company from time to time. Except for these purchase orders, the terms of which in a few cases are supplemented by basic agreements dependent upon the receipt of purchase orders, the Company has no written agreements with its OEM customers. The loss of any of its largest customers, especially its principal customers, or a substantial reduction in orders from them would have a material adverse effect on the Company's business. There can be no assurance that Nam Tai will be able to quickly replace expired, canceled or reduced orders with new business. See "-- Risk Factors -- Potential Fluctuations in Operating Results."

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

        POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

        The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors such as, but not limited to, the cancellation or postponement of orders, the timing and amount of significant orders from the Company's principal customers, customers' announcement and introduction of new products or new generations of products, evolutions in the life cycles of customers' products, the Company's timing of expenditures in anticipation of future orders, effectiveness in managing manufacturing processes including, interruptions or slowdowns in production as a result of technical difficulties with equipment, and changes in cost and availability of components, mix of orders filled, adverse effects to the Company's financial statements resulting from acquisitions, local factors and events that may affect production volumes such as local holidays and seasonality of customers' production requirements, and changes or anticipated changes in economic conditions. The volume and timing of orders received during a quarter are difficult to forecast. The Company's customers from time to time encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if customers do not control inventories effectively, they may reduce or postpone shipments of orders.

        The Company's expense levels during any particular period are based, in part, on expectations of future sales. If sales in a particular quarter do not meet expectations, operating results could be materially adversely affected. In addition, the Company's operating results are often affected by seasonality during the second and third quarters in anticipation of the start of the school year and Christmas buying season and in the first quarter resulting from both the closing of the Company's factories in China for one-half of a month for the Chinese New Year holidays and the general reduction in sales following the holiday season. See Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition. The market segments served by the Company are also subject to economic cycles and have in the past experienced, and are likely in the future to experience, recession periods. A recession period affecting the industry segments served by the Company could have a material adverse effect on the Company's results of operations. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of the Company's Common Shares.

        POLITICAL, LEGAL, ECONOMIC AND OTHER UNCERTAINTIES OF OPERATIONS IN CHINA AND HONG KONG

        Internal Political and Other Risks. The Company's manufacturing facilities are located in China. As a result, the Company's operations and assets are subject to significant political, economic, taxation, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government resulting in changes in laws, regulations, or the interpretation and enforcement thereof, confiscatory or increased taxation, restrictions on imports and sources of supply, import duties, corruption, currency revaluations or the expropriation of private enterprise could materially and adversely affect the Company. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. There can be no assurance that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government's program of privatizing many state owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by the Company. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, increase taxes, or reform money losing state-owned enterprises, the inadequate development of infrastructure and the potential unavailability of adequate power, water supplies, transportation, communications, raw materials and parts or the deterioration of the general political, economic or social environment in China, any of which could have a material adverse effect on the Company's business. The Company maintains its own electrical generator, water treatment and water storage facilities at the factory sites in an attempt to address certain of these concerns. If for any reason the Company were required to move its manufacturing operations outside of China, the Company's profitability would be substantially impaired, its competitiveness and market position would be materially jeopardized and there can be no assurance that the Company could continue its operations.

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

        Current Dependence on Single Factory Complex. The Company's products are manufactured exclusively at its complex located in Baoan County, Shenzhen, China. The Company does not own the land underlying its factory complex. It occupies the site under agreements with the local Chinese government. In the case of its original facility, the lease agreement covers an aggregate of approximately 150,000 square feet of factory space and expires in August 2007. In the case of the newer facility, the Company is entitled to use the land upon which it is situated until 2044. These agreements and the operations of the Company's Shenzhen factories are dependent on the Company's relationship with the local government. The Company's operations and prospects would be materially and adversely affected by the failure of the local government to honor these agreements. In the event of a dispute, enforcement of these agreements could be difficult in China. Moreover, fire fighting and disaster relief or assistance in China is primitive by Western standards. Material damage to, or the loss of, the Company's factory complex due to fire, severe weather, flood, or other acts of God or cause may not be adequately covered by proceeds of its insurance coverage and could have a material adverse effect on the Company's financial condition, business and prospects. In addition, any interruptions to the business caused by such disasters would have a material adverse effect on the Company's financial condition, business and prospects.

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

        Uncertainty and Possible Changes in China Tax Laws or their Interpretation. As a result of locating in a Special Economic Zone of China, the Company enjoys favorable tax treatment. See Note 8 of Notes to Consolidated Financial Statements included elsewhere herein. Because of this favorable tax treatment and pursuant to the provisions of applicable Chinese law, the Company has received substantial refunds of income taxes paid over the years on its operations in China and management believes that under existing tax laws Nam Tai will continue to qualify for favorable tax treatment in the future, particularly if Nam Tai reinvests profits attributable to its Chinese operations in its Chinese subsidiaries. However, the Chinese tax system is subject to substantial uncertainties and was subject to significant changes enacted on January 1, 1994, the interpretation and enforcement of which are still uncertain. Moreover, following the Chinese government's program of privatizing many state owned enterprises, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. In early 1999 the Company learned that for the 1996 and 1997 tax years it would not receive a 100% tax refund on taxes paid by its principal Chinese subsidiary because the large intercompany receivable between that subsidiary and a Hong Kong subsidiary was not considered by the tax authorities to be a reinvestment of profits. Continued efforts by the Chinese government to increase tax revenues could result in other decisions or interpretations of the tax laws by the taxing authorities which are unfavorable to Nam Tai and which increase its future tax liabilities. There can be no assurance that changes in Chinese tax laws or their interpretation or application will not subject the Company to additional Chinese taxation in the future.

        MFN Status. China currently enjoys most favored nation ("MFN") trade status, which provides China with the trading privileges generally available to trading partners of the United States. Under current practice the United States annually reconsiders the renewal of China's MFN status and annually, various interest groups typically urge that the United States not renew MFN for China. There can be no assurance that controversies will not arise that threaten the status quo involving trade between the United States and China or that the United States will not revoke or refuse to renew China's MFN status. In any of such eventualities, the business of the Company could be adversely affected by, among other things, causing the Company's products in the United States to become more expensive, which could result in a reduction in the demand for the Company's products by customers in the United States. Trade friction between the United States and China, whether or not actually affecting Nam Tai's business, could also adversely affect the prevailing market price of the Company's Common Shares and Warrants.

        Southeast Asia Economic Problems. Several countries in Southeast Asia, including Korea, Thailand and Indonesia, experienced a significant devaluation of their currencies and decline in the value of their capital markets in 1997 and 1998. In addition, these countries have experienced a number of bank failures and consolidations. The decline in the currencies of other Southeast Asian countries could render the Company's products less competitive if competitors located in these countries are able to manufacture competitive products at a lower effective cost. Management believes that the currency declines in other countries have resulted in increased pressure from customers for the Company to reduce its prices. There can be no assurance as to the ability of the Company's products to continue to compete with products of other competitors from other Southeast Asian countries suffering devaluations of their currencies or that currency or other effects of the decline in Southeast Asia will not have a material adverse effect on the Company's business, financial condition, results of operations or market price of its securities.

        Relations Between China and Taiwan. Relations between China and Taiwan have been unresolved since Taiwan was established in 1949. Although not directly a threat to Nam Tai, peaceful and normal relations between China and its neighbors reduces the potential for events that could have an adverse impact on the Company's business.

        Operations in Hong Kong. The Company's executive and sales offices, and several of its customers and suppliers are located in Hong Kong. The United Kingdom transferred sovereignty over Hong Kong to China effective July 1, 1997. There can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong, and any instability could have an adverse impact on the Company's business.

        The Hong Kong dollar and the United States dollar have been fixed at approximately 7.80 Hong Kong dollars to U.S.$1.00 since 1983. Although the Chinese government has expressed its intention to maintain the stability of the Hong Kong currency, there can be no assurance that the system of a fixed exchange rate will be maintained at this rate or at all. Any change, or even expectations of a change, will increase the currency risks for the Company. See "Exchange Rate Fluctuations."

        RISKS ASSOCIATED WITH POTENTIAL FUTURE ACQUISITIONS

        An important element of the Company's strategy is to review acquisition prospects that would complement the Company's existing products and services, augment its market coverage and sales ability or enhance its technological capabilities. Accordingly, the Company may acquire additional businesses, products or technologies in the future. Future acquisitions by the Company could result in charges similar to those incurred in connection with the 1998 acquisition of Albatronics (Far East) Company Limited ("Albatronics"), which are discussed in Item 9 "Management's Discussion and Analysis of Results of Operations and Financial Condition": potentially dilutive issuances of equity securities; the incurrence of debt and contingent liabilities; and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, financial condition and results of operations and/or the price of the Company's Common Shares. Acquisitions entail numerous risks, including the assimilation of the acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which the Company has no or limited prior experience, the potential loss of key employees of acquired organizations, increased debt loads, and an increased risk of litigation. Management has limited experience in assimilating or managing acquired organizations. There can be no assurance as to the ability of the Company to successfully integrate the products, technologies or personnel of any acquired business now or in the future, and the failure of the Company to do so could have a material adverse affect on the Company's business, financial condition and results of operations.

        EXCHANGE RATE FLUCTUATIONS

        The Company sells most of its products in United States dollars and pays expenses in United States dollars, Japanese yen, Hong Kong dollars, Chinese renminbi, and Korean won. The Company is subject to a variety of risks associated with changes among the relative value of these currencies, but management believes the most significant exchange risk results from material purchases made in Japanese yen. Approximately 15%, 18%, and 23% of Nam Tai's material costs have been in yen during the years ended December 31, 1999, 1998, and 1997. Sales made in yen accounted for less than 1% of sales for the years ended December 31, 1999 and 1998 and 6.3% of sales for the year ended December 31, 1997. The net currency exposure has decreased marginally in 1999 as a lower percentage of material purchases were made in yen.

        Based on oral agreements with its customers which are customary in the industry, the Company believes its customers will accept an increase in the selling price of manufactured products if the exchange rate of the Japanese yen appreciates beyond a range of 5% to 10% although such customers may also request a decrease in selling price in the event of a depreciation of the Japanese yen. Additionally, there may be a considerable time lag between the time of the fluctuation and the adjustment of product prices. Based on close working relationships with its principal customers, and because management believes similar oral agreements exist between these OEMs and their other suppliers, the Company believes the oral nature of these agreements will not prevent its OEM customers from honoring them. However, there can be no assurance that such agreements will be honored. The refusal of a principal customer to honor such an agreement in the event of a severe adverse fluctuation of the Japanese yen at a time when sales made in yen are insufficient to cover material purchases in yen would materially and adversely affect the Company's operations.

        Approximately 12.7% of the Company's expenses were in Chinese renminbi in 1999. An appreciation of the renminbi against the U.S. dollar increases the expenses of the Company when translated into U.S. dollars. There can be no assurances that the renminbi will not increase significantly in value relative to the U.S. dollar in the future.

        Approximately 1.5% and 26.6%, respectively, of the Company's revenues and expenses were in Hong Kong dollars during 1999. The Hong Kong dollar is currently pegged to the U.S. dollar however there has been pressure for a devaluation of the currencies of Hong Kong and China. While the governments of Hong Kong and China have indicated they will support their currencies, possible devaluations may occur. Although the Company expects that it may initially benefit from such devaluations through their effect of reducing expenses when translated into U.S. dollars, such benefits could be outweighed if it causes a destabilizing downturn in China's economy, creates serious domestic problems in China, increases in borrowing costs, or creates other problems adversely affecting the Company's business.

        The Company's financial results have been affected this year and in the past by currency fluctuations, resulting in total foreign exchange (losses)/gains of approximately ($413,000) in 1999, $394,000 in 1998, and $500,000 in 1997.

        From time to time, the Company attempts to hedge its currency exchange risk. During 1999 and 1998 the Company recorded charges of $566,000 and $840,000 on the write-off of option premiums purchased as a hedge against the appreciation of the Japanese yen and the decline of the Hong Kong dollar respectively. In 1997 gain or loss from hedging transactions were nil. The Company is continuing to review its hedging strategy and there can be no assurance that Nam Tai will not suffer losses in the future as a result of currency hedging.

        COMPETITION

        General competition in the contract electronic manufacturing industry is intense. The Company has two primary competitors in the manufacture of its traditional product lines of calculators, personal organizers and linguistic products - Kinpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.) and Inventec Co. Ltd. There are numerous competitors in the telecommunication and sub-assemblies product lines. Many of Nam Tai's competitors have greater technical, financial and marketing resources than the Company.

        The Company's strategy is to produce more advanced and specialized products as management believes that there is less competition in more advanced products due to the complexity involved in manufacturing. There can be no assurance that the Company will be successful in obtaining or developing the technology, expertise, and business for such products and failure to move into more advanced products may result in the Company facing increasing competition and reduced profit margins.

        TECHNOLOGICAL CHANGES AND PROCESS DEVELOPMENT

        The market for the Company's manufacturing services is characterized by rapidly changing technology and continuing process development. The Company is continually evaluating the advantages and feasibility of new manufacturing processes, such as COB, COG, SMT, TAB, OLB, and ACF and technologies such as RF and DECT. The Company believes that its future success may depend upon its ability to develop and market manufacturing services which meet changing customer needs, maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. There can be no assurance that the Company's process development efforts will prove successful. There is a learning curve that must be overcome when any new technologies are introduced. Failure to integrate the new technology on a timely basis may occur resulting in reduced production, lost sales, lower gross margins and losses.

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

PRODUCTS

        The following table sets forth the percentage of net sales of each of the Company's product lines for the years ended December 31, 1999, 1998, and 1997.

                                                           YEAR ENDED DECEMBER 31,
                                                       ------------------------------
            PRODUCT LINE                               1999         1998         1997
            ------------                               ----         ----         ----
            Electronic calculators                       35%          60%          52%
            Subassemblies, components and other          35           24           22
            products
            Personal digital assistants and              23           15           25
            linguistic products
            Telecommunications                            6            -            -
            Silk screening and other Services             1            1            1
                                                        ---          ---          ---
                                                        100%         100%         100%
                                                        ===          ===          ===

Electronic Calculators

        The Company manufactures a wide range of electronic calculators that include basic function calculators from small credit card size to desktop display style, scientific, and advanced graphic calculators.

Subassemblies and Components

        Nam Tai manufactures the following subassemblies and components:

        - LCD modules to display information as part of such products as portable telephones, telephone systems, portable computers and facsimile machines;

        -  Control panel modules for incorporation into microwave ovens; and

        - LSIs bonded on PCBs which are incorporated into such products as telecommunication products, electronic toys and games.

        Nam Tai expects to begin Battery Pack production in May 2000, producing lithium ion rechargeable battery packs for use in personal computers, cellular phones and personal digital assistants ("PDAs") as well as audio-visual devices such as camcorders and miniature audio appliances.

Personal Digital Assistants and Linguistic Products

        The Company produces various types of PDAs and electronic organizers, particularly telephone directories and business card organizers with scheduler, clock, memo pad and calculator functions. The linguistic products manufactured by Nam Tai include electronic spell checkers, dictionaries and language translators, including some models with voice functions. Linguistic products generally include a built-in calculator. Some also include built in personal organizers. The Company has successfully developed its first ODM product, an electronic dictionary. Nam Tai has also been appointed to manufacture a palm-sized PC with a Chinese version of Windows CE(R) software pre-installed and is currently assisting in the development of a second more advanced model.

Telecommunication Products

        The Company produces 900 MHz cordless telephones and family radio systems ("FRS") from its existing manufacturing facility in Shenzhen, China. Future products to be developed over the next two years may include digitally enhanced cordless telephones, and 2.4 GHz high frequency telecommunication products.

Other Products and Services

        Other products and services provided by Nam Tai include:

        IC Card Balance Readers. IC card balance readers are hand-held devices used to check information contained on the IC cards "Smart Cards". IC cards are being developed by certain major banks in Europe and North America as an alternative to the use of cash and mass production of the card readers has not started as the "Smart Cards" are currently still undergoing market testing. Nam Tai has developed and manufactured a number of prototype card reader models which are used for market testing purposes.

        Software Development Services. Through Namtek, the Company offers customers software development services principally for the design of personal organizers and electronic dictionary products.

        Silk Screening. Through Zastron, the Company provides manufacturing and silk screening to customers for plastic parts, PVC products and metal parts. This service is also supplied to other firms for incorporation into their finished products.

        Electro Luminescent (EL) Panels. The Company has developed Electro Luminescent (EL) Panels for use as LCD back-lighting for LCD modules, notebook computers, games, electronic dictionaries, and LCD watches.

MANUFACTURING

Quality Control

        The Company maintains strict quality control programs for its products, including the use of total quality management ("TQM") systems and advance testing and calibration equipment. All incoming raw materials and components are checked by the Company's quality control personnel. During the production stage, Nam Tai's quality control personnel check all work-in-progress at several points in the production process. Finally, after the assembly stage, the Company conducts random testing of finished products. In addition, the Company provides office space at its China manufacturing facility for representatives of its major customers to permit them to monitor production of their products and to provide direct access to the Company's manufacturing personnel. Manufactured products have a low level of product defect, as required by the Company's OEM customers. When requested, Nam Tai provides a limited warranty of six months to one year for products it manufactures. To date, claims under the Company's warranty program have been negligible.

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

 For four consecutive years through 1999 the Company was awarded the prestigious Texas Instruments Supplier Excellence Award. The award recognizes suppliers who have achieved world class performance in the following categories: product quality; quality management; continuous on-time delivery of products; cycle times; leadership in product pricing and value; customer service; technology; and environmental leadership. To qualify for the award the first time requires very high scores in each of the categories. To receive the award in subsequent years requires continuous improvement over the high scores required for the first year.

Component Parts and Suppliers

        The Company purchases over 3,000 different component parts from more than 100 major suppliers and is not dependent upon any single supplier for any key component. The Company purchases components for its electronic products from suppliers in Japan and elsewhere. Orders for components are based on forecasts that Nam Tai receives from its OEM customers, which reflect anticipated shipments during the production cycle for a particular model.

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

        Certain components may be subject to limited allocation by certain of Nam Tai's suppliers. During 1999 there was an industry-wide shortage of components in the electronics industry, especially from Japan, resulting from the earthquake in Taiwan which reduced supply at a time of growing world demand. Nam Tai was not totally immune from these shortages. There can be no assurance that any future allocation or shortages would not have a material adverse effect on the Company's results of operations.

CUSTOMERS AND MARKETING

        Approximate percentages of net sales to customers by geographic area based upon location of product delivery are set forth below for the periods indicated:

                                        YEAR ENDED DECEMBER 31,
                                    ------------------------------
            GEOGRAPHIC AREAS         1999         1998         1997
            ----------------         ----         ----         ----
            Hong Kong                 35%           9%           7%
            North America             30           47           49
            Japan                     22           22           23
            Europe                     8           18           15
            Other                      5            4            6
                                     ---          ---          ---
                                     100%         100%         100%
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

Customers

        The Company's OEM customers include, but are not limited to, the following entities which market Nam Tai's products under their own brand name or, where no brand name is shown, incorporate the Company's products into their products:

                                                                                   CUSTOMER
CUSTOMER                              BRAND NAME   PRODUCT                           SINCE
--------                              ----------   -------                         --------
Asahi Corporation                     Casio        Cordless Telephones                1999
(subsidiary of Casio Computer Co.,
Ltd.)

Canon, Inc.                           Canon        Personal organizers and            1988
                                                   calculators

Casio Computer (Hong Kong) Limited    Casio        Aluminum panels and PVC            1994
                                                   wallets

Epson Precision (HK) Ltd.             -----        LCD Modules for cellular           1997
                                                   (mobile) phones

Legend (Beijing) Co. Ltd.             Legend       Palm-sized PC with Windows         1999
                                                   CE(R) Chinese Version Software

Matsushita Electronics Corporation    -----        IC card readers                    1994
(Matsushita Battery Industrial Co.
Ltd)

Nitsuko (HK) Co. Ltd.                 -----        PCB modules for                    1995
                                                   Telecommunications Systems

Optrex Corporation                    -----        Assemblies for LCD modules         1994

Premier Precision Ltd.                Citizen      Silk screening and aluminum        1993
                                                   panel

Sanyo Electric (H. K.) Ltd.           Sanyo        Silk screening                     1988

Seiko Instruments Inc.                Seiko, SII   Personal organizers and            1991
                                                   linguistic products

Sharp Corporation                     Sharp        Personal organizers,               1989
                                                   calculators and control panel
                                                   modules

Texas Instruments Incorporated        Texas        Personal organizers and            1989
                                      Instruments  calculators

Shunde Whirlpool Electrical           Whirlpool    Silk screening/microwave oven      1998
Appliance Company Limited of China                 control panels

        At any given time, different customers account for a significant portion of Nam Tai's business. Percentages of total sales to customer vary from year to year and may fluctuate depending on the timing of production cycles for particular products. Sales to Nam Tai's four largest customers, aggregated approximately 85.5%, 92.4%, and 89.3% of the Company's total net sales during the years ended December 31, 1999, 1998, and 1997, respectively. Sales to Sharp, Corporation Texas Instruments Incorporated and, Epson Precision (HK) Ltd., the only customers accounting for more than 10% of sales in 1999 were as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                   --------------------------------------
                                                    1999            1998            1997
                                                   ------          ------          ------
            Sharp Corporation                       30.2%           32.0%           35.3%
            Texas Instruments Incorporated          26.2            44.2            38.0
            Epson Precision (HK) Ltd.               21.5             N/A             N/A
                                                   ------          ------          ------
                                                    77.9%           76.2%           73.3%
                                                   ======          ======          ======

        A number of products are made for major customers so that the Company is not necessarily dependent on a single product for one customer. Although management believes any one of the Company's customers could be replaced with time, the loss of any of its largest customers, especially its principal customers, or a substantial reduction in orders from them would have a material adverse effect on the Company's business. See "--Risk Factors - Customer Concentration; Dependence on Electronics Industry." While each of the four largest customers is expected to continue to be a significant customer, the Company continually tries to lessen its dependence on large customers through efforts to diversify its customer and product base.

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

Production Scheduling

        The typical cycle for a product to be manufactured and sold to an OEM customer is three to four years including the production period, the development period and the period for market research and data collection (which is undertaken primarily by Nam Tai's OEM customers). Initially an OEM customer gathers data from its sales personnel on products for which there is market interest, including features and unit costs. The OEM customer then contacts the Company, and possibly other prospective manufacturers, with forecasted total production quantities and design specifications or renderings. From that information, the Company in turn contacts its suppliers and determines estimated component costs. The Company later advises the OEM customer of the development costs, charges (including molds, tooling and development costs such as software design) and unit cost based on the forecasted production quantities desired during the expected production cycle. Once the Company and the OEM customer agree to the Company's quotation for the development costs and the unit cost, the Company begins the product development. This development period typically lasts less than six months, longer if software design is included. During this time the Company completes all molds, tooling and software required to manufacture the product with the development costs reimbursed by the customer. Recently, some of the customers have started to request the Company to bear responsibility for paying development charges. Upon completion of the molds, tooling and software, the Company produces samples of the product for the customer's quality testing, and, once approved, commences mass production of the product.

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

        The majority of the Company's production is based on forecasts received from OEM customers covering the next six month period, the first three months of which are scheduled shipments. These forecasts are reviewed and adjusted, where necessary, at the beginning of each month with confirmed orders covering the first three months. In many cases, confirmed orders are supported by letters of credit and may not be canceled once confirmed without the customer becoming responsible for all costs of the remaining components included in inventory for that order. During the years ended December 31, 1999, 1998 and 1997 the Company did not suffer a material loss resulting from the cancellation of an OEM customer confirmed order.

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

RESEARCH AND DEVELOPMENT

        The Company continues to place an increased emphasis on research and development which provides greater service to OEM customers and assists in design and development of future products. Research and development expenses increased to $2,624,000 in 1999 from $1,691,000 in 1998 due to: (1) the
Company's customers requesting the Company to bear increased responsibility for development charges; and, (2) the establishment of two telecommunication research and development branches, one in Korea and the second in the Shenzhen factory.

ODM DEVELOPMENT

        Nam Tai has focused special attention on furthering the research and development capabilities of its engineering division. This included hiring two new senior executives, to oversee the development of Nam Tai's product development capabilities. The Company plans to continue acquiring state-of-the-art design equipment and enhancing its technological expertise through continued education for all engineers and further recruiting of system engineers.

        The Company provides the facilities and expertise to assist in new product research and development, offering its customers program design for microprocessors, enhanced software design and development services, and strengthening the Company's ODM capabilities.

        In the ODM business, Nam Tai is responsible for the design and development of new products, the rights to which it owns. Nam Tai sells these products to OEM customers to be marketed to end users under the customers' brand names. To date the Company has successfully developed a growing number of electronic dictionaries, cordless telephones, and calculator products. Nam Tai hopes to further augment its OEM business with additional ODM product offerings in the future. There can be no assurance that Nam Tai's efforts to expand or maintain the ODM business will be successful or that it will achieve material revenues or profits from its efforts.

COMPETITION

        Competition in the contract electronic manufacturing industry is intense with numerous other companies in the contract electronic manufacturing industry. For Nam Tai's traditional products competition has been limited by OEMs to a small number of companies who satisfy the requirements to become approved suppliers. The Company's two primary competitors in the manufacture of its product lines of calculators, personal organizers and linguistic products, are Kinpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.) and Inventec Co. Ltd., Taiwanese companies manufacturing in China. While an OEM may prefer its approved suppliers, management believes OEMs tend to order from several suppliers in order to lessen dependence on any one of them. Competition for OEM sales is based primarily on unit price, product quality and availability, promptness of service, reputation for reliability and OEM confidence in the manufacturer. The Company believes it competes favorably in each of these areas. Within its telecommunication and sub-assemblies product lines there are numerous competitors and the market remains very competitive. Certain competitors have greater technical, financial and marketing resources than the Company.

EMPLOYEES

        At December 31, 1999, Nam Tai employed approximately 2,600 persons on a full-time basis, of which 2,550 were working in China, 42 in Hong Kong, and 8 in Korea. Of these, approximately 2000 were engaged in manufacturing, 500 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services. The Company is not a party to any material labor contract or collective bargaining agreement. The nature of its arrangement with its manufacturing employees is such that it can increase or reduce staffing levels without significant difficulty, cost or penalty. Although, the Company has experienced no significant labor stoppages and believes relations with its employees are satisfactory, there can be no assurances that this situation will continue in the future, and any labor difficulties lead to increased costs and/or interruptions in production.

        The Company maintains an employee incentive compensation program in China whereby a regular bonus is paid to employees on the employee's return to work following the Chinese New Year holiday. Management believes this method has contributed to low employee turnover in the factory.

PATENTS, LICENSES AND TRADEMARKS

        In 1999 the Company concluded a Technical Collaboration Agreement with Toshiba Battery Co., Ltd. ("Toshiba Battery") in Japan regarding technology introduction from Toshiba Battery for designing and manufacturing the battery packs. It has also obtained licenses to use RF and DECT technologies. Otherwise, the Company has no patents, trademarks, licenses, franchises, concessions or royalty agreements that are material to its business as a whole. Due to rapid technological change in the products manufactured, the Company does not believe the absence of patents has had or will have a material impact on its business.

ITEM 2. PROPERTIES

British Virgin Islands

        The registered office of the Company is located at McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at this office, through Nam Tai's registered agent, McW. Todman & Co. The Company neither owns nor leases property in the British Virgin Islands.

Hong Kong

        The Company's principal executive office is located at Suite 4, 9th floor, Tower 1, China Hong Kong City, 33 Canton Road, TST, Kowloon, Hong Kong with its marketing office located in the same building on the 15th floor. The combined rental rate is approximately $23,200 per month with the lease expiring on May 31, 2001.

        The Company owns a residential flat in Hong Kong that was purchased for total consideration of $1,850,000. This property was occupied by the Chairman of the Company, Mr. Murakami until December 1998 and is now occupied by Mr. Takizawa, Chief Executive Officer and President and forms part of his overall compensation. See Item 11. Compensation of Directors and Officers.

        Since 1984 the Company owned approximately ten acres of land in Hong Kong carried on the books of the Company at its cost of approximately $523,000. Throughout 1997 the Company disposed of approximately six acres of its land holdings for net proceeds of $5,750,000 realizing a gain of $5,548,000. In 1998 the Company disposed of approximately 0.6 acres of its land holdings for net proceeds of $815,000 realizing a gain of $795,000. In 1999 the Company disposed of 0.5 acres for net proceeds of $316,000 realizing a gain of $302,000. The remaining land that the Company plans to sell continues to be carried on the books of the Company at its cost of approximately $162,000.

Shenzhen, China

        Nam Tai's manufacturing complex is located in Baoan County, Shenzhen, China. It includes the original facility and Phase I of the factory expansion completed in May 1996. The original facility consists of 150,000 square feet of manufacturing space under a 15 year lease expiring in 2007. The rental rate is approximately $38,400 per month due to increase by 20% in August 2002. Phase I of the complex expansion is located on 286,600 square feet of leasehold land adjacent to the original facility. The lease for this land was purchased for approximately $2,450,000 in 1994 and has a term of 50 years. The new facility consists of 160,000 additional square feet of manufacturing space, 39,000 square feet of offices, 212,000 square feet of new dormitories, 26,000 square feet of full service cafeteria and recreation facilities and a swimming pool. The total cost of the new factory complex, excluding land, was approximately $21,800,000. The complex contains vacant land reserved and prepared for the construction of another 118,000 square feet manufacturing facility that is scheduled for completion in early 2001.

        In July 1999 the Company purchased a 280,000 square feet (6.5 acres) vacant lot bordering its current manufacturing complex located in Baoan County, Shenzhen, China at a cost of approximately $1.2 million. The lot is leasehold land with a term of 50 years. It is zoned industrial and is planned to be used for the construction of up to an additional 200,000 square feet of manufacturing, office or dormitory facilities. The land will be reserved for future expansion in a new project for a high technology product.

        The Company also has a 26,000 square feet facility in Shenzhen, located approximately one mile from the manufacturing complex. This contains 28 apartment units to house certain factory managers who are married and have families. The Company purchased this building for approximately $1,000,000, paying the final installment in June 1993.

General

        The Company believes its existing land, manufacturing and office facilities are adequate for the operation of its business for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

        The Company is not party to any legal proceedings other than routine litigation incidental to its business and there are no material legal proceedings pending with respect to the property of the Company, other than as described below.

        In June 1997, the Company filed a petition in the British Virgin Islands for the winding up of Tele-Art Inc. on account of an unpaid judgement debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art Inc. and the Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of $11.19 per share to offset substantially all of the judgement debt, interest and legal costs of $667,000 totaling $1,600,000. On February 12, 1999, the liquidator of Tele-Art Inc. filed a summons in the British Virgin Islands on its behalf seeking, among other things, a declaration setting aside the redemption. The Courts of the British Virgin Islands have delayed the fixing of a specific date for the hearing of the substantive application, pending the outcome of an application by the Company to remove the liquidator on the grounds of conflict of interest and bias. In the interim, the Company is prevented from redeeming the remaining 169,727 shares to satisfy the current unpaid judgement debt until a determination of the liquidator's February 12, 1999 application.

        Management believes that the claim mentioned above is without merit and will vigorously defend them and believes that the outcome of the cases will not have a significant effect on the financial position, results of operation or cash flows.

ITEM 4. CONTROL OF THE COMPANY

        The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of March 1, 2000, the beneficial ownership of the Company's Common Shares by each person known by the Company to own beneficially more than 10% of the Common Shares of the Company outstanding as of such date and by the officers and directors of the Company as a group.

IDENTITY OF                                NUMBER OF COMMON SHARES
PERSONS OR GROUPS                            BENEFICIALLY OWNED       PERCENT OF CLASS
-----------------                            ------------------       ----------------
M. K. Koo                                       3,187,481 (1)               32.6%
Peter R. Kellogg                                  100,000 (2)                1.1%
I.A.T. Reinsurance Syndicate Ltd.               1,000,000 (3)               11.3%
("IAT")
Officers and directors as a group               4,222,230 (4)               41.5%
(nine persons)

(1) Includes 2,260,631 Common Shares which are owned by Mr. Koo, and 926,850 shares issuable to Mr. Koo upon exercise of Warrants.

(2) These shares are personally owned by Mr. Kellogg and do not include 1,000,000 shares owned by IAT (See note 3). By virtue of Mr. Kellogg's control over IAT he may be deemed to be the beneficial owner of these shares. If so, he would beneficially own 1,100,000 Common Shares representing 12.4% of Nam Tai's outstanding Common Shares as of December 31, 1999.

(3) Mr. Kellogg is the sole holder of voting stock of I.A.T. Reinsurance Syndicate Ltd., a Bermuda corporation of which Mr. Kellogg disclaims beneficial ownership.

(4) Includes 2,885,786 Common Shares owned by officers and directors as a group, an aggregate of up to 210,500 Common Shares issuable to officers upon exercise of employee options exercisable within 60 days of March 1, 2000, and 1,125,944 Common Shares issuable to officers and directors as a group upon exercise of Warrants.

ITEM 5. NATURE OF TRADING MARKET

COMMON SHARES

        The Company's authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. The Company's Common Shares are traded on The Nasdaq National Market under the symbol NTAI. Prior to March 12, 1999 the shares traded under the symbol "NTAIF".

        The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market during each of the quarters in the two-year period ended December 31, 1999.

            QUARTER ENDED                 HIGH            LOW
            -------------                 -----          -----
            December 31, 1999             19.00          12.13
            September 30, 1999            15.50          12.00
            June 30, 1999                 12.63           8.00
            March 31, 1999                12.56           8.88
            December 31, 1998             14.50           9.68
            September 30, 1998            14.94           9.38
            June 30, 1998                 17.25          14.88
            March 31, 1998                17.63          12.88

        Of the 8,840,823 Common Shares of the Company outstanding as of December 31, 1999, 5,773,848 are held by 959 holders of record in the United States.

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

        The Company's Warrants are traded on The Nasdaq National Market under the symbol "NTAIW". Prior to March 12, 1999, the Warrants traded under the symbol "NTAWF".

        The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market during each of the quarters since the listing of the Warrants.

            QUARTER ENDED                 HIGH          LOW
            -------------                 ----         ----
            December 31, 1999             3.88          .75
            September 30, 1999            1.84          .94
            June 30, 1999                  .94          .44
            March 31, 1999                1.44          .78
            December 31, 1998             1.69         0.88
            September 30, 1998            1.94         0.75
            June 30, 1998                 3.44         1.88
            March 31, 1998                3.50         2.44

       Of the 2,997,129 warrants of the Company outstanding as of December 31, 1999, 116 holders of record in the United States hold 1,872,719.

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

                         SELECTED FINANCIAL INFORMATION
              (In thousands of U.S. dollars except per share data)

                                                            YEAR ENDED DECEMBER 31,
                                    --------------------------------------------------------------------
                                      1999           1998           1997           1996           1995
                                    --------       --------       --------       --------       --------
Income Statement Data(1)
------------------------
Net sales                           $145,054       $101,649       $132,854       $108,234       $121,240
Gross margin                          24,980         24,710         34,724         22,185         23,152
Net income                            11,798          3,529         30,839          9,416         11,419
Dividends declared                     2,942          2,829            786            243            120

Per share amounts
-----------------
Basic earnings per share(2)         $   1.26       $   0.34       $   3.70       $   1.17       $   1.42
Diluted earnings per share(3)       $   1.25       $   0.34       $   3.68       $   1.16       $   1.40
Dividend declared                   $   0.32       $   0.28       $   0.10       $   0.03       $  0.015

Balance Sheet Data(1)
---------------------
Current assets                      $ 94,436       $ 97,015       $133,022       $ 46,609       $ 47,011
Property, plant and
  equipment - net                     44,717         32,445         32,442         36,487         27,635
Total assets                         158,747        147,228        167,788         88,391         79,281
Current liabilities                   33,171         19,476         19,552         21,401         19,108
Non-current liabilities                    8             56              -              -              -
Shareholders' equity                 125,568        127,696        148,236         66,990         60,173

------------

(1) Assets and liabilities are translated into United States dollars using the appropriate rates of exchange at the balance sheet date. Income and expenses are translated at the average exchange rate in effect during the year.

(2) For purposes of calculating basic earnings per share, the weighted average number of common shares outstanding for the years ended December 31, 1999, 1998, 1997, 1996, and 1995 were 9,328,213, 10,316,510,
        8,324,320, 8,040,497, and 8,018,252, respectively.

(3) For purposes of calculating fully diluted earnings per share, the weighted average number of common shares outstanding for the years ended December 31, 1999, 1998, 1997, 1996, and 1995 were 9,416,780,
        10,351,100, 8,391,290, 8,142,131, and 8,171,750, respectively.

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

RESULTS OF OPERATIONS

General

        The Company derives its revenues principally from the design and manufacturing of consumer electronic products and subassemblies for OEM customers in the electronics industry. Products manufactured by Nam Tai include telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules and in the near future, lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances.

        Management believes sales of personal organizers, linguistic products and calculators to its OEM customers will continue to be an important line of business for the Company for the next several years. Management expects telecommunication products, subassemblies, components, and other products, along with new products will contribute to an increasing proportion of total revenue in the future. See Item 1. Description of Business -- Customers and Marketing.

        The consumer electronics industry is very competitive and the Company is continuously under pressure to lower the selling price of its existing product lines. In response to these pressures, the Company seeks to reduce its material costs by negotiating lower prices on components and upgrading its technology and human resources in order to be capable of manufacturing more advanced and specialized products with higher unit margins. It also strives to improve customer and supplier relations and production quality. The Company desires to produce more advanced and specialized products as management believes that there is more growth potential in more advanced products due to the complexity involved in manufacturing and the lower number of direct competitors. There can be no assurance that the Company will be successful in obtaining business for such products and failure to move into more advanced products may result in the Company facing increasing competition and reduced profit margins.

        The Company moved its manufacturing operations to China in 1987 and derives substantially all of its operating income from these operations. Nam Tai plans to continue increasing the scope of its operations and investment in China.

        Under current British Virgin Islands law, Nam Tai is not subject to tax on its income. Most of the Company's operating profits accrue in China, where its effective tax rate is 10%, and in Hong Kong, where the corporate tax rate on assessable profits is currently 16% in 1999. The Company receives tax credits in China related to its reinvestment of profits on China operations into share capital and tax benefits for being a "High and New Technology Enterprise". This reduces the overall tax payable by the Company. See Note 8 of Notes to Consolidated Financial Statements.

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

        The first quarter is historically a slower sales period for the Company as its factories are closed for two weeks for the Chinese New Year holiday as is customary in China. The following table sets forth selected operating data for the quarters indicated. This information has been derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such information. These operating results are not necessarily indicative of results for any future period and results may fluctuate significantly from quarter to quarter in the future.

                                  FIRST         SECOND          THIRD         FOURTH
                                 QUARTER        QUARTER        QUARTER        QUARTER
                                  (In thousands of U.S. dollars except per share data)
                                 -----------------------------------------------------
1999
Summary of operations
Net sales                        $ 27,075       $ 42,136       $ 37,560       $ 38,283
Gross profit                        5,970          8,623          5,617          4,770
Income from operations              2,494          3,810          2,492           (834)
Net income                          2,808          4,683          3,282          1,025
Basic earnings per share         $   0.29       $   0.51       $   0.35       $   0.11
Diluted earnings per share       $   0.29       $   0.51       $   0.35       $   0.11

1998
Summary of operations
Net sales                        $ 26,280       $ 30,857       $ 23,659       $ 20,853
Gross profit                        6,591          7,465          5,513          5,141
Income from operations              3,321          2,432          1,838            737
Net income                          5,865          2,802          2,565         (7,703)
Basic earnings per share         $   0.53       $   0.27       $   0.26       $  (0.78)
Diluted earnings per share       $   0.53       $   0.27       $   0.26       $  (0.78)

1997
Summary of operations
Net sales                        $ 31,152       $ 40,444       $ 31,245       $ 30,013
Gross profit                        7,246         12,594          7,536          7,348
Income from operations              3,630          8,005          3,878          1,954
Net income                          5,570          7,763          8,751          8,755
Basic earnings per share         $   0.71       $   0.98       $   1.07       $   0.93
Diluted earnings per share       $   0.71       $   0.97       $   1.06       $   0.93

        The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 1999, 1998, and 1997:

                                                            YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                       1999           1998           1997
                                                      ------         ------         ------
Net sales                                              100.0%         100.0%         100.0%
Cost of sales                                           82.8           75.7           73.9
                                                      ------         ------         ------
Gross profit                                            17.2           24.3           26.1
                                                      ------         ------         ------
Costs and expenses:
  Selling, general and administrative
    expenses                                            10.5           13.0           11.6
  Research and development  expenses                     1.8            1.6            1.4
  Non-recurring expense                                 (0.6)           1.4              -
                                                      ------         ------         ------
                                                        11.7           16.0           13.0
                                                      ------         ------         ------
Income from operations                                   5.5            8.3           13.1
  Profit (loss) on disposal of fixed assets
  Provision for impairment of value of                     -           (8.2)             -
    investment                                           0.1            0.7            4.2
  Other income - net                                     1.8            4.8            6.1
  Interest expense                                      (0.1)             -              -
                                                      ------         ------         ------
Income from consolidated companies
  before income taxes and minority interests             7.3            5.6           23.4
                                                      ------         ------         ------
Net income                                               8.1%           3.5%          23.2%
                                                      ======         ======         ======


Year ended December 31, 1999 Compared to Year ended December 31, 1998

        Nam Tai's sales increased by 43% to $145,054,000 for the year ended December 31, 1999 compared to $101,649,000 for the year ended December 31, 1998. Sales increases were experienced in all product categories and for all major customers as a result of increased demand by end users. Management attributes this growth in sales to the recovery of the Asian economy, increased production capabilities resulting from its investment in additional high-technology equipment, expansion of the Company's ODM business, and entry into the telecommunication business.

        The Company's gross profit increased marginally to $24,980,000 for the year ended December 31, 1999 from $24,710,000 for the year ended December 31, 1998. Nam Tai's gross profit failed to increase correspondingly with sales because of the decrease in the gross profit margin to 17.2% in 1999 from 24.3% in 1998. A number of reasons combined to lower gross profit margins including
(1) lowering unit prices caused by the increasingly competitive environment; (2) a changing product mix towards more capital intensive products; (3) startup learning costs associated with entry into the highly competitive telecommunication business; (4) increased costs for material and costs denominated in yen; (5) increased material costs resulting from increases in world-wide demand as well as a reduction in supply from Taiwan after the earthquake of September 21, 1999; (6) increased defect rates resulting from technical difficulties with the Company's COG production; and (7) a write-off of some slow moving inventory.

        Selling, general and administrative expenses for the year ended December 31, 1999 increased to $15,242,000 or 10.5% of sales from $13,246,000 or 13.0% of sales in the year ended December 31, 1998. The increase in absolute dollars reflects increased direct selling expenses incurred as a result of the increase in sales, amortization charges related to good will and advisors warrants, and increased salary expenses incurred with the addition of the telecommunication business. The decrease in such expenses as a percent of sales was the result of the Company maintaining tight control over fixed general and administrative expenses during a time of increasing sales.

        Research and development expenses for the year ended December 31, 1999 increased to $2,624,000 or 1.8% of sales from $1,691,000 or 1.6% of sales in the year ended December 31, 1998. Research and development expenses increased as a result of increased customer orders that involved non-reimbursable expenses for research and development work. The increase in research and development expenses also reflects additional costs from the Company's newly established Korean branch office.

        Normally, the Company does not have to pay custom duties in China on foreign purchases which are incorporated into manufactured goods that are subsequently exported. The non-recurring income amount in 1999 of $848,000 represents the write-back of the remaining balance of the provision on the settlement of a non-recurring customs assessment in the PRC which was recorded as non-recurring expense of $1,445,000 in 1998.

        Loss on disposal of property, plant and equipment was $143,000 for the year ended December 31, 1999 as compared to $29,000 for the year ended December 31, 1998.

        Gain on disposal of property, plant and equipment was $302,000 for the year ended December 31, 1999 as compared to $795,000 for the year ended December 31, 1998. The gains in both 1999 and 1998 related primarily to the sale of portions of the Company's landholdings in Hong Kong. See the discussion regarding the sale in 1999 under Liquidity and Capital Resources below.

        For the year ended December 31, 1998 a provision for the impairment of value of $8,271,000 was made to reduce to a nominal carrying value Nam Tai's investment in Albatronics. This nominal amount was written off in 1999 as Albatronics entered voluntary liquidation in August 1999. See the discussion regarding the Albatronics investment under Liquidity and Capital Resources below.

        Other income decreased to $2,521,000 for the year ended December 31, 1999 compared to $4,892,000 for the year ended December 31,1998. Other income in 1999 consisted of interest income of $3,330,000, gains on marketable securities of $144,000, and other miscellaneous income/expenses of $337,000. Such gains were offset by the write-off of a $566,000 option premium, exchange difference expenses of $413,000 and bank charges of $311,000.

        The income tax benefit of $60,000 for the year ended December 31, 1999 compares to an expense of $1,040,000 for the prior year, with the change resulting from the reversal of an over-provision of tax expense in 1998. The income tax expense relates to income taxes on the Hong Kong and China operations. (See note 8 of the Notes to the Consolidated Financial Statements.) In the past, the Company received 100% tax credits in China related to its reinvestment of profits into additional share capital of the China subsidiaries. This reduced the overall tax payable by the Company in China. For the years 1993 through 1995, the Company received a full refund of China taxes paid as a result of reinvesting its profits into share capital. As a result of its expectations that it would receive a full refund of income taxes attributable to China operations as it had in the past, the Company recorded tax payments in 1996 and 1997 as income tax recoverable. In early 1999, the Company learned that for the 1996 and 1997 tax years it would not receive a 100% tax refund on taxes already paid, and was required to reduce the income tax recoverable by the amount of the refund that was not obtained. For 1996, the Company received tax refunds of $506,000 on taxes paid of $917,000. For 1997, the Company received a refund of $1,322,000 on taxes paid of $1,769,000. A full refund was denied for 1997 and 1996 because the large intercompany receivable between the China subsidiary and the Hong Kong subsidiary was not considered by the China Tax Authorities to be a reinvestment of profits. For years 1999 and 1998 the Company paid taxes of $606,000 and $1,391,000 and has not received a refund to date as its application for reinvestment of profits is still in progress.

        Net income increased $8,269,000 or 234% to $11,798,000 (8.1% of sales)
for the year ended December 31, 1999 compared to $3,529,000 (or 3.5% of sales) for the year ended December 31, 1998. This resulted in diluted earnings per share for the year ended December 31, 1999 of $1.25 ($1.26 basic) compared to diluted earnings per share of $0.34 ($0.34 basic) for the year ended December 31, 1998. The increase in net income and earnings per share is the result of:
(i) an increase in sales sufficient to cover the lower profit margins; (ii) recovery of a portion of the 1998 non-recurring customs assessment; (iii) the $8,271,000 provision for impairment of value for Albatronics in 1998; (iv) the $1,708,000 share of Albatronics losses in 1998; (v) reduced income tax expenses; and (vi) an increase in Nam Tai's share of Group Sense (International) Limited's ("Group Sense") net income for the first six months of fiscal 1999 (ending September 30, 1999) of $1,146,000. The increase in net income was partially offset by; (i) increases in general, administration and selling expenses; (ii) increases in research and development expenses; and (iii) reduced interest income.

        The diluted weighted average number of common shares outstanding decreased to 9,417,000 (basic 9,328,000) for the year ended December 31, 1999 from 10,351,000 (basic 10,317,000) for the year ended December 31, 1998 reflecting the issuance of 36,500 common shares upon exercise of employee stock option, the issuance of 10,000 common shares as employment compensation, the redemption of 138,500 shares registered in the name of Tele-Art Inc. and the repurchase of 879,700 common shares pursuant to the Company's repurchase program.

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

        The Company's gross profit decreased to $24,710,000 for the year ended December 31, 1998 from $34,724,000 for the year ended December 31, 1997. The principal reason for the decrease in gross profit was the decrease in customer orders and lower unit prices. Nam Tai's gross profit margin decreased to 24.3% in 1998 from 26.1% in 1997. The major reasons for the decrease in profit margins was the lowering unit prices caused by the increasingly competitive environment, a changing product mix and the fact that fixed depreciation overhead costs accounted for a larger percentage of cost of sales.

        Selling, general and administrative expenses decreased to $13,246,000 or 13.0% of sales from $15,348,000 or 11.6% of sales in the year ended December 31, 1997. The decrease in absolute dollars principally reflected reduced direct selling expenses incurred as a result of the decrease in sales. The increase in such expenses as a percent of sales was the result of the Company having to cover fixed general and administrative expenses during a time of declining sales.

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

        Normally, the Company does not have to pay custom duties in China on foreign purchases which are incorporated into manufactured goods that are subsequently exported. During the last audit, China customs was not satisfied with supporting documentation provided by the Company for certain material purchases of prior years. As a result, a non-recurring expense of $1,445,000 was incurred relating to customs assessment in China in 1998.

        Loss on disposal of property, plant and equipment was $29,000 for the year ended December 31, 1998 as compared to $1,198,000 for the year ended December 31, 1997. The loss in 1998 related primarily to the relocation of the Canadian office and the write-off of the unamortized leasehold improvements.

        Gain on disposal of property, plant and equipment was $795,000 for the year ended December 31, 1998 as compared to $5,548,000 for the year ended December 31, 1997. The gains in both 1998 and 1997 related primarily to the sale of portions of the Company's landholdings in Hong Kong. (See the discussion regarding the sale in 1998 under Liquidity and Capital Resources, below.)

        A provision for the impairment of value of $8,271,000 was made to reduce to a nominal carrying value Nam Tai's investment in Albatronics. (See the discussion regarding the Albatronics investment under Liquidity and Capital Resources below.)

        Other income decreased to $4,892,000 for the year ended December 31, 1998 compared to $8,142,000 for the year ended December 31,1997. Other income in 1998 consisted primarily of interest income of $5,047,000, a gain of $1,207,000 on the disposal of the Company's investment in Deswell Industries Inc. ("Deswell") and a gain of $394,000 on foreign exchange. Such gains were offset by the write-off of the $840,000 premium of an option purchased by Nam Tai as a hedge against the devaluation of the Hong Kong dollar against the U.S. dollar, unrealized losses of $468,000 incurred as a result of the decline in the market value of short-term investments and miscellaneous expenses of $196,000. Other income in 1997 derived principally from interest income of $1,847,000 and gain on the sale of shares of Deswell of $5,488,000. Interest income increased in 1998 as a result of interest earned on the proceeds received in November 1997 from the sale of securities in the Company's rights and standby offerings.

        Income from continuing operations from consolidated companies before income tax was $5,743,000 for the year ended December 31, 1998 compared to $31,118,000 for the year ended December 31, 1997. The decrease of 82% was primarily due to the 24% decrease in 1998 sales, tightening gross profit margins and the provisions for the impairment of value of Albatronics.

        The income tax expense of $1,040,000 for the year ended December 31, 1998 compares to an expense of $279,000 for the prior year. The income tax expense relates to income taxes on the Hong Kong and China operations. In the past the Company received 100% tax credits in China related to its reinvestment of profits into additional share capital of the China subsidiaries. This reduced the overall tax payable by the Company in China. For the years 1993 through 1995, the Company received a full refund of China taxes paid as a result of reinvesting its profits into share capital. As a result of its expectations that it would receive a full refund of income taxes attributable to China operations as it had in the past, the Company recorded tax payments in 1996 and 1997 as prepayments. In early 1999, the Company learned that for the 1996 and 1997 tax years it would not receive a 100% tax refund on taxes already paid, and was required to reduce the prepayment by the amount of the refund that was not obtained. For 1996, the Company received tax refunds of $484,000 on taxes paid of $917,000. For 1997, the Company now expects to receive a refund of $1,329,000 on taxes paid of $1,769,000. Only $6,000 of the expected refund had been received as of December 31, 1998. A full refund was denied for 1997 and 1996 because the large intercompany receivable between the China subsidiary and the Hong Kong subsidiary was not considered by the China Tax Authorities to be a reinvestment of profits. In January 1999, the Company's Shenzhen manufacturing facility was recognized as a "High and New Technology Enterprise" which entitles it to various tax benefits including lowering the corporate profits tax rate to 7.5% until January 7, 2004.

        Net income decreased $27,310,000 or 89% to $3,529,000 (3.5% of sales)
for the year ended December 31, 1998 compared to $30,839,000 (or 23.2% of sales) for the year ended December 31, 1997. This resulted in diluted earnings per share for the year ended December 31, 1998 of $0.34 ($0.34 basic) compared to diluted earnings per share of $3.68 ($3.70 basic) for the year ended December 31, 1997. The decrease in net income and earnings per share is the result of:
(i) a decrease in sales; (ii) lower operating margins; (iii) fixed general and administrative expenses; (iv) fewer gains from the disposal of fixed assets; (v) the provision for impairment of value for Albatronics; (vi) a non-recurring customs assessment; (vii) increased income tax expenses as a result of 1997 and 1996 tax refunds not being received as expected; (viii) Nam Tai's share of Albatronics' losses in December 1998 of $1,708,000; and (ix) an increase in the weighted average number of shares outstanding resulting from the issuance of approximately 3,000,000 additional shares in late November 1997. The decrease in net income was partially offset by Nam Tai's share of Group Sense (International) Limited's ("Group Sense") net income for the first six months of fiscal 1999 (ended September 30, 1998) of $534,000 and an increase in net interest income of $3,200,000 as a result of the increased amount of cash on hand throughout the year.

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

LIQUIDITY AND CAPITAL RESOURCES

        Current assets decreased to $94,436,000 for the year ended December 31, 1999 compared to $97,015,000 for the year ended December 31, 1998. Cash and cash equivalents, consisting of cash and short-term term deposits, decreased to $54,215,000 for the year ended December 31, 1999 versus $71,215,000 for the year ended December 31, 1998. The principal reasons for the decrease in cash and cash equivalents were: (i) the repurchase of an aggregate of

879,700 common shares of the Company for $10,260,000; (ii) fixed assets purchases of $17,888,000; and (iii) dividends paid of $2,889,000.

        Accounts receivable at December 31, 1999 increased to $24,283,000 from $16,138,000 at December 31, 1998 reflecting the 84% increase in sales in the last quarter of 1999 compared to 1998. Inventories at December 31, 1999 increased to $10,901,000 from $4,355,000 up 150% from levels at December 31, 1998, reflecting an inventory turnover period of 33 days in 1999 versus 21 days in 1998. The increase in inventory levels is a result of both increased sales levels and a buildup of telecommunication inventory as a result of delivery difficulties to one of the Company's telecommunication customers.

        On September 12, 1998, Nam Tai signed an agreement to acquire Albatronics by subscribing for slightly over 50% of the outstanding shares of Albatronics. The transaction was completed on November 30, 1998 for $9.98 million, including transaction fees. When Nam Tai announced the completion of the Albatronics acquisition on December 2, 1998, the Company indicated that it would take steps to support Albatronics depending on the results of a comprehensive study investigating opportunities for corporate restructuring and the streamlining of Albatronics' overhead expenses. Since that time, the December 31, 1998 Albatronics' accounts have been prepared and show a company in financial difficulty with a deficiency in shareholders' equity of $43.9 million, up from the $22.6 million adjusted deficiency in shareholders' equity reported in Albatronics' unaudited August 31, 1998 accounts. The deficiency increased despite the capital injection from Nam Tai's share subscription, reflecting Albatronics' continuing losses, which for the month of December 1998 were $1.71 million. In January 1999 Albatronics started receiving demands from creditors for repayment of past due obligations. As Albatronics was unable to pay its liabilities as they came due, management of Nam Tai and Albatronics undertook negotiations with Albatronics' major trade creditor and bankers for forbearance on demands for repayment and concessions as to amounts payable. At that time, management of Nam Tai believed it was probable these parties would not grant the concessions necessary to permit Albatronics to survive and such discussions were ultimately unsuccessful. Due to the troubled financial condition of Albatronics at December 31, 1998, and the probability that Nam Tai would never be in a position to exercise control over Albatronics, such control would rest with the creditors, Nam Tai did not consolidate Albatronics' financial statements as of and for the one month ended December 31, 1998. Instead, Nam Tai accounted for Albatronics on an equity basis and recorded as separate line items on its Consolidated Statements of Income all of Albatronics' December 1998 losses of $1.71 million as "Equity in loss of unconsolidated subsidiary" and also made a "Provision for impairment of value" of $8.27 million against the remaining carrying value of this investment. As a result, the carrying value of Nam Tai's investment in Albatronics was recorded on Nam Tai's Consolidated Balance Sheet at December 31, 1998 at a nominal value as "Investment in an unconsolidated subsidiary (less provision for impairment of value)." In June 1999, Albatronics ceased its operations after creditors threatened to take legal action to force Albatronics into involuntary liquidation. The directors of Albatronics voted on June 30, 1999 to submit to its shareholders a proposal to liquidate Albatronics and such proposal was approved at a shareholders' meeting in August 1999. Nam Tai has written off the nominal value of its investment in Albatronics as "Investment in an unconsolidated subsidiary" in 1999.

        On May 27, 1998, Nam Tai completed a strategic investment of $16 million for approximately 20% of the outstanding shares of Group Sense, a publicly listed Hong Kong company (Hang Seng company #601). During 1999, the Company received dividend payments from Group Sense of $263,000 and earned $1,146,000 as its share of Group Sense's results less amortization of goodwill for the last twelve month period ended September 30, 1999, which are the most recent results announced to date. In February and March 2000, the Company disposed of a total of 100 million shares of Group Sense for cash of $15,081,000. After the disposal, the shareholding in Group Sense was reduced to approximately 10%.

        Property, plant and equipment - net of $44,717,000 as at December 31, 1999 is up from $32,445,000 as at December 31, 1998. Depreciation on fixed assets for 1999 was $5,288,000 while additions to plant and equipment during 1999 were $17,888,000. New equipment and machines purchased in 1999 included 10 sets of SMT systems, 2 sets of ACF heat seal machines, 3 lines of Chip on Glass assembly and other equipment.

        At December 31, 1999, 64.7% and 35.3% of the Company's identifiable assets were located in Hong Kong and China, respectively, as compared to 58% and 29%, respectively, at December 31, 1998. No cash and cash equivalents were held by the Company in North America at December 31, 1999 compared to 23% of the total cash and cash equivalents of $71,215,000 at December 31, 1998 as the Company decided to transfer the finance and accounting function to Hong Kong from North America. Identifiable assets in North America declined to 0% of total assets at December 31, 1999 compared to 13% of total assets at December 31, 1998.

        Since 1996, the Company's working capital requirements have been financed from internally generated funds, and short-term borrowing was nil at December 31, 1999 and 1998 respectively. The Company had working capital of $61,265,000 and $77,539,000 as of December 31, 1999 and 1998 respectively.

        At December 31, 1999, Nam Tai had in place general banking facilities with three financial institutions aggregating $38,020,000. For the three years ended December 31, 1999, banking facilities bore Nam Tai's corporate guarantee and there was an undertaking not to pledge any assets to any other banks without the prior consent of the Company's bankers. Such facilities, which are subject to annual review, permit the Company to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital, as well as fixed loans. As at December 31, 1999, the Company had utilized approximately $9,667,000 under such general credit facilities and had available unused credit facilities of $28,353,000. Interest on notes payable averaged 3.7% per annum during the year ended December 31, 1999. During the year ended December 31, 1999, the Company paid a total of $192,000 in interest on indebtedness.

        Accounts payable increased by 39% to $25,504,000 for the year ended December 31, 1999 from $18,377,000 for the year ended December 31, 1998, principally as a result of increased purchases from suppliers to support the increase sales.

        The Company had no long-term debt during either 1999 or 1998.

        Cash flow from operations for 1999 was $8,953,000 including net income of $11,798,000, depreciation of $5,288,000 and other non-working capital adjustments of ($291,000) a decrease from $19,400,000 for 1998. The net cash decrease due to changes in working capital (excluding cash and bank borrowings) was $7,842,000.

        During 1999, the Company's net investment activities used $18,589,000, including the purchase of property, plant and equipment using $17,888,000 and the acquisition of business for $951,000.

        Net cash used by financing activities was approximately $7,355,000 in 1999. Financing activities during 1999 included share repurchases of $10,260,000, redemption of shares for $1,549,000, notes payable of $6,949,000 and the payment of dividends of $2,889,000. The Company also received $394,000 from the issuance of shares upon the exercise of options.

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

        In 1994, the Company resumed paying annual dividends, paying shareholders aggregate dividends of $65,000 ($0.01 per share) in 1994. Since then dividends paid per share have increased annually to $120,000 ($0.015 per share) in 1995, $243,000 ($0.03 per share) in 1996, $786,000 ($0.10 per share)
in 1997, $2,829,000 or ($0.28 per share) in 1998, and $2,942,000 or ($0.32 per share) in 1999. On January 31, 2000 the Company announced that it was increasing the annual dividend to $0.36 per share to be paid on a quarterly basis commencing with the first quarter 2000 dividend of $0.09 per share. It is the general policy of Nam Tai to determine the actual annual amount of future dividends based upon the Company's growth during the preceding year. Future dividends will be in the form of cash or stock or a combination of both. There can be no assurance that any dividend on the Common Shares will be declared, or if declared, what the amounts of dividends will be or whether such dividends, once declared, will continue for any future period.

IMPACT OF INFLATION

        Inflation/(deflation) in China and Hong Kong in 1999, estimated at -1.3% and -4.0% respectively, has not had a material effect on Nam Tai's past business. During times of inflation, the Company has generally been able to increase the price of its products in order to keep pace with inflation. Furthermore, increases in labor costs, which represent the most significant component of the Company's production costs (other than material costs), would not materially affect its business because of the Company's utilization of less expensive labor through its operations in China. Labor and overhead expenses related to Nam Tai's Chinese factory amounted to 12.7% of the Company's total expenses before operating income during the year ended December 31, 1999 and 13.7% during the year ended December 31, 1998.

EXCHANGE RATES

        The Company sells a majority of its products in U.S. dollars and pays for its material components in Japanese yen, U.S. dollars and Hong Kong dollars. It pays labor costs and overhead expenses in renminbi, the currency of China (the basic unit of which is the yuan), Hong Kong dollars, Japanese yen, and Korean won. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00 through the currency issuing banks in Hong Kong and accordingly has not in the past presented a currency exchange risk.

        At the end of 1997 and in early 1998, in light of the currency turmoil experienced by many other Southeast Asian countries, there was increasing pressure for a devaluation of the currencies of Hong Kong and China. While the governments of Hong Kong and China have indicated they will support their currencies, and have supported their currencies to date, possible devaluations may occur. While the Company expects that it may initially benefit from such devaluations through their effect of reducing expenses when translated into U.S. dollars, such benefits could be outweighed if it causes a destabilizing downturn in China's economy, creates serious domestic problems in China or creates other problems adversely affecting the Company's business.

        Combined expenses in Canadian dollars and Korean won represented less than 1% of the total expenses respectively for the year ended December 31, 1999.

        Management believes the Company's most significant foreign exchange risk results from material purchases made in Japanese yen. Approximately 15%, 18%, and 23% of Nam Tai's material costs have been in Japanese yen during the years ended December 31, 1999, 1998 and 1997, respectively. Sales made in yen account for less than 1% of sales for the years ended December 31, 1999 and 1998 and 6.3% of sales for the year ended December 31, 1997. The net currency exposure has decreased as a result a lower % of material being purchased in yen. The Company believes its customers will accept an increase in the selling price of manufactured products if the exchange rate of the yen appreciates beyond a range of 5% to 10%, although such customers may also request a decrease in selling price in the event of a depreciation of the Japanese yen. There may also be a delay between the time of the exchange rate fluctuation and the eventual adjustment in selling prices. The Company's belief is based on oral agreements with its principal customers which management believes are customary between OEMs and their suppliers. However, there can be no assurance that such agreements will be honored, and the refusal to honor such an agreement in the event of a severe fluctuation of the yen at a time when sales made in yen are insufficient to cover material purchases in yen would materially and adversely affect the Company's operations.

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

        Foreign exchange transactions involving the renminbi take place through the Bank of China or other institutions authorized to buy and sell foreign exchange or at an approved foreign exchange adjustment center (known as a "swap center"). In the past, when exchanging Hong Kong dollars for Chinese renminbi, the Company used a swap center to obtain the best possible rate. When translating the Chinese company account into U.S. dollars, the Company uses the same exchange rate as quoted by the People's Bank of China. Since January 1, 1994, when China adopted a floating currency system (whereby the official rate is equal to the market rate), swap centers and banks in China offer essentially the same market rates, facilitating the exchange of Hong Kong dollars for renminbi. The adoption of a floating currency system has had no material impact on the Company.

        Beginning on November 30, 1996, the Chinese renminbi became fully convertible under the current accounts. There are no restrictions on trade-related foreign exchange receipts and disbursements in China. Capital account foreign exchange receipts and disbursements are subject to control, and organizations in China are restricted in foreign currency transactions which must take place through designated banks.

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

        At December 31, 1999 the Company held an option to purchase $20,000,000 worth of Japanese yen at a fixed exchange rate with a maturity of less than 6 months. The option was purchased as a hedge against anticipated, but not yet firmly committed transactions. No options were held at December 31, 1998. At December 31, 1999, Nam Tai had outstanding forward contracts to purchase $1,755,000 Japanese yen for the purpose of hedging firmly committed transactions compared with nil at December 31, 1998. In 1999, Nam Tai recorded a $566,000 loss upon the sale of an option that was purchased as a hedge against the appreciation of the Japanese yen. During 1998, the Company recorded a charge of $840,000 on the write-off of a premium on an option. The Company is continuing to review its hedging strategy and there can be no assurance that Nam Tai will not suffer losses in the future as a result of currency hedging.

NEW ACCOUNTING STANDARDS

        In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, Earnings Per Share. The new rule requires specific disclosure of both diluted earnings per share and earnings per common share calculated without the dilutive impacts of outstanding stock options or convertible securities. As disclosed in Note 2(n) of Notes to Consolidated Financial Statements appearing in Item 18. of this report, the Company has adopted this method of accounting for earnings per share.

        In 1998, the Company adopted a new disclosure standard, SFAS No. 130, "Reporting Comprehensive Income." which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

        In June 1998, the FASB has issued a new standard SFAS No.133 "Derivative Instruments and Hedging Activities". SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Management has not yet completed the analysis of the impact this would have on the consolidated financial statements of the Company.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Management

        The directors and executive officers of the Company are as follows:


Name                                          Position with Company
----                                          ---------------------
Tadao Murakami                                Chairman of the Board and Director
Shigeru Takizawa
                                              Chief Executive Officer, President and Director

M. K. Koo                                     Senior Executive Officer,
                                              Corporate Strategy, Finance
                                              and Administration and Director

Hidekazu Amishima                             General Manager of NTSZ

Y.C. Chang                                    Vice General Manager of NTSZ

Mamoru Koike                                  Vice General Manager Research and Development

Charles Chu                                   Director

Stephen Seung                                 Director

Lorne Waldman                                 Secretary


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

        MAMORU KOIKE Mr. Koike joined Nam Tai in April 1998 as Vice General Manager of Nam Tai's Research and Development Department in charge of design and development. Before joining Nam Tai, Mr. Koike served Sharp Corporation for thirty-five years since his graduation from Osaka Electric Communication High School in 1963.

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

        LORNE WALDMAN Mr. Waldman was appointed Secretary of Nam Tai Electronics, Inc. in October 1997. Mr. Waldman received a Bachelor of Commerce Degree from the University of Calgary in 1990. In 1994 he received his LL.B. and MBA degrees from the University of British Columbia.

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

        The aggregate amount of compensation paid by Nam Tai and its subsidiaries during the year ended December 31, 1999 to all directors and officers as a group for services in all capacities was approximately $2,409,000 including compensation in the form of housing in Hong Kong for its Chairman and Chief Executive Officer consistent with the practice of other companies in Hong Kong.

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

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR ITS SUBSIDIARIES

        At March 1, 2000, the Company had outstanding options to purchase an aggregate of 565,500 Common Shares, all of which were granted under the Company's 1993 Stock Option Plan including; 1,500 options granted on March 16, 1998 with an exercise price of $15.75 and expiring on March 16, 2001; 262,000 options granted on August 27, 1998 with an exercise price of $10.50 per share and expiring on March 16, 2001; and 302,000 option granted on February 1, 2000 with an exercise price of $13.875 per share and expiring on January 31, 2003. All options are granted with an exercise price equal to or exceeding the average of the daily per share high and low prices on the 10 consecutive trading days immediately preceding the grant date. Of the 302,000 options granted on February 1, 2000, 130,000 may not be exercised until after May 31, 2001 while the remaining 172,000 may not be exercised until after January 1, 2001 unless the Company has successfully redeemed the outstanding Common Share Purchase Warrants issued to the public in the 1997 Offering.

        At March 1, 2000, the Company had outstanding warrants to purchase an aggregate of 3,427,129 Common Shares. Of these, 2,997,129 warrants which were issued to the public in the 1997 Offering (the "Warrants") are exercisable to purchase 2,997,129 Common Shares at $20.40 per share until November 24, 2000; 130,000 warrants are exercisable beginning November 30, 1998 to purchase 130,000 Units (consisting of one Common Share and one Warrant) at $20.40 per Unit until November 24, 2000; and 300,000 warrants issued on October 5, 1998 are exercisable to purchase 300,000 Commons Shares at $10.25 per share until October 4, 2001.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

        See Note 16 of Notes to Consolidated Financial Statements included elsewhere herein.


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

ITEM 18. FINANCIAL STATEMENTS

        The following financial statements are filed as part of this report:

                                                                                         Page No.
                                                                                         --------
Report of Deloitte Touche Tohmatsu..........................................................36

Report of PricewaterhouseCoopers............................................................37

Consolidated Statements of Income for the years ended December 31, 1999,
  December 31, 1998 and December 31, 1997...................................................38

Consolidated Balance Sheets as of December 31, 1999 and December 31, 1998...................39

Consolidated Statement of Shareholders' Equity for the years ended December 31, 1999, December 31, 1998 and December 31, 1997..........................40

Consolidated Statements of Cash Flows for the years ended December 31, 1999,
  December 31, 1998 and December 31, 1997...................................................41

Notes to Consolidated Financial Statements..................................................43


        All schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

[LETTERHEAD OF DELOITTE TOUCHE TOHMATSU]








INDEPENDENT AUDITORS' REPORT


To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.

We have audited the accompanying consolidated balance sheet of Nam Tai Electronics, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.





/S/ Deloitte Touch Tohmatsu

DELOITTE TOUCHE TOHMATSU

March 27, 2000
Hong Kong

[LETTERHEAD OF PRICE WATERHOUSE]



REPORT OF INDEPENDENT ACCOUNTANTS TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF NAM TAI ELECTRONICS, INC.


We have audited the accompanying consolidated statements of income, shareholders' equity, and cash flows for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Nam Tai Electronics, Inc. and its subsidiaries for the year ended December 31, 1997 in conformity with accounting principles generally accepted in the United States of America.




/S/Price Waterhouse
----------------------------------------
PRICE WATERHOUSE
Certified Public Accountants

HONG KONG
March 11, 1998

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE DATA)

                                                                          YEAR ENDED DECEMBER 31,
                                                               -------------------------------------------
                                                                  1999             1998             1997
                                                               ---------        ---------        ---------
Net sales                                                      $ 145,054        $ 101,649        $ 132,854
Cost of sales                                                    120,074           76,939           98,130
                                                               ---------        ---------        ---------
Gross profit                                                      24,980           24,710           34,724
                                                               ---------        ---------        ---------
Selling, general and administrative expenses                      15,242           13,246           15,348
Research and development expenses                                  2,624            1,691            1,909
Non-recurring (income) expense (Note 4)                             (848)           1,445                -
                                                               ---------        ---------        ---------
                                                                  17,018           16,382           17,257
                                                               ---------        ---------        ---------
Income from operations                                             7,962            8,328           17,467
Gain on disposal of property, plant and equipment                    302              795            5,548
Write off / Provision for impairment of investment in an
  unconsolidated subsidiary (Note 1b)                                 (1)          (8,271)               -
Other income - net (Note 5)                                        2,521            4,892            8,142
Interest expense                                                    (192)              (1)             (39)
                                                               ---------        ---------        ---------
Income before income taxes and equity in results of
  an affiliated company and unconsolidated subsidiary             10,592            5,743           31,118
Income taxes benefit (expense) (Note 8)                               60           (1,040)            (279)
                                                               ---------        ---------        ---------
Income before equity interest                                     10,652            4,703           30,839
Equity in income of an affiliated company, less
  amortization of goodwill                                         1,146              534                -
Equity in loss of an unconsolidated subsidiary (Note 1b)               -           (1,708)               -
                                                               ---------        ---------        ---------
Net income                                                     $  11,798        $   3,529        $  30,839
                                                               =========        =========        =========
Basic earnings per share (Note 9)                              $    1.26        $    0.34        $    3.70
                                                               =========        =========        =========
Diluted earnings per share (Note 9)                            $    1.25        $    0.34        $    3.68
                                                               =========        =========        =========


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE DATA)

                                                                                           DECEMBER 31,
                                                                                     ----------------------
                                                                                       1999           1998
                                                                                     --------       --------
ASSETS
Current assets:
  Cash and cash equivalents                                                          $ 54,215       $ 71,215
  Marketable securities (Note 10)                                                           -            513
  Accounts receivable, net                                                             24,283         16,138
  Inventories (Note 11)                                                                10,901          4,355
  Prepaid expenses and deposits                                                         2,967          2,054
  Income taxes recoverable (Note 8)                                                     2,070          2,740
                                                                                     --------       --------
        Total current assets                                                           94,436         97,015
Investment in an unconsolidated subsidiary (Note 1b)                                        -              1
Investment in an affiliated company (Note 12)                                          17,308         16,223
Property, plant and equipment - net (Note 13)                                          44,717         32,445
Intangible assets - net (Note 14)                                                         839              -
Other assets                                                                            1,447          1,544
                                                                                     --------       --------
        Total assets                                                                 $158,747       $147,228
                                                                                     ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                                                      $  6,949       $    329
  Accounts payable and accrued expenses                                                25,504         18,377
  Dividend payable                                                                        718            665
  Income taxes payable                                                                      -            105
                                                                                     --------       --------
        Total current liabilities                                                      33,171         19,476
Deferred income taxes (Note 8)                                                              8             56
                                                                                     --------       --------
        Total liabilities                                                              33,179         19,532
                                                                                     --------       --------
Commitments and contingencies (Note 17)
Shareholders' equity:
  Common shares ($0.01 par value - authorized 20,000,000 shares; shares issued and outstanding at December 31, 1999 - 8,840,823
    December 31, 1998 - 9,812,523)                                                         88             98
  Additional paid-in capital                                                           80,870         80,044
  Retained earnings                                                                    44,566         47,509
  Accumulated other comprehensive income                                                   44             45
                                                                                     --------       --------

        Total shareholders' equity                                                    125,568        127,696
                                                                                     --------       --------

        Total liabilities and shareholders' equity                                   $158,747       $147,228
                                                                                     ========       ========

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE DATA)

                                                                                                      ACCUMULATED      TOTAL
                                           COMMON         COMMON   ADDITIONAL    STOCK                    OTHER        SHARE-
                                           SHARES         SHARES     PAID-IN    OPTIONS     RETAINED  COMPREHENSIVE   HOLDERS'
                                         OUTSTANDING      AMOUNT     CAPITAL    GRANTED     EARNINGS      INCOME       EQUITY
                                         -----------      ------     -------    -------     --------      ------       ------
Balance at January 1, 1997                 7,837,227      $  78      $28,572     $ 305      $ 38,007       $ 28      $  66,990
                                         -----------      -----      -------     -----      --------       ----      ---------
Share buy-back program                        (1,000)         -            -         -           (10)         -            (10)
Shares issued on exercise of options         386,667          4        3,802      (305)            -          -          3,501
Shares and warrants
  issued on rights offering                2,997,129         30       47,670         -             -          -         47,700
Comprehensive income:
  Net income                                       -          -            -         -        30,839          -         30,839
  Foreign currency translation                     -          -            -         -             -          2              2
Dividends ($0.10 per share)                        -          -            -         -          (786)         -           (786)
                                         -----------      -----      -------     -----      --------       ----      ---------
Balance at December 31, 1997              11,220,023        112       80,044         -        68,050         30        148,236
Share buy-back program                    (1,407,500)       (14)           -         -       (21,241)         -        (21,255)
Issue of options                                   -          -            -        75             -          -             75
Options cancelled                                  -          -            -       (75)            -          -            (75)
Comprehensive income:
  Net income                                       -          -            -         -         3,529          -          3,529
  Foreign currency translation                     -          -            -         -             -         15             15
Dividends ($0.28 per share)                        -          -            -         -        (2,829)         -         (2,829)
                                         -----------      -----      -------     -----      --------       ----      ---------
Balance at December 31, 1998               9,812,523         98       80,044         -        47,509         45        127,696
Share buy-back program                      (879,700)        (9)           -         -       (10,251)         -        (10,260)
Share redemption (Note 17d)                 (138,500)        (1)           -         -        (1,548)         -         (1,549)
Shares issued as compensation                 10,000          -          103         -             -          -            103
Shares issued on exercise of options          36,500          -          394         -             -          -            394
Advisors' warrants                                 -          -          329         -             -          -            329
Comprehensive income:
  Net income                                       -          -            -         -        11,798          -         11,798
  Foreign currency translation                     -          -            -         -             -         (1)            (1)
Dividends ($0.32 per share)                        -          -            -         -        (2,942)         -         (2,942)
                                         -----------      -----      -------     -----      --------       ----      ---------
Balance at December 31, 1999               8,840,823      $  88      $80,870     $   -      $ 44,566       $ 44      $ 125,568
                                         ===========      =====      =======     =====      ========       ====      =========

Accumulated other comprehensive income represents foreign currency translation adjustments.

The comprehensive income of the Company was $11,797, $3,544 and $30,841 for the years ended December 31, 1999, 1998 and 1997, respectively.


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS)

                                                                          YEAR ENDED DECEMBER 31,
                                                                -------------------------------------------
                                                                   1999             1998             1997
                                                                ---------        ---------        ---------
Cash flows from operating activities:
Net income                                                      $  11,798        $   3,529        $  30,839
                                                                ---------        ---------        ---------
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation                                                      5,288            4,258            4,331
  Amortization of intangible assets                                    52                -                -
  Amortization of advisors' warrants                                  329                -                -
  Gain on disposal of property, plant and equipment                  (159)            (766)          (4,350)
  Gain on disposal of long-term investments                             -           (1,299)          (5,488)
  Loss on disposal of a subsidiary                                    290                -                -
  Unrealized loss on decline of market value of
    marketable securities                                               -              468                -
  Equity in income of an affiliated company less dividend
    received and amortization of goodwill                            (859)            (404)               -
  Equity in loss of an unconsolidated subsidiary                        -            1,708                -
  Write off/provision for impairment of investment in
    an unconsolidated subsidiary                                        1            8,271                -
  Fair value of shares issued as compensation                         103                -                -
  Deferred income taxes                                               (48)              56                -
Changes in current assets and liabilities:
  Decrease (increase) in marketable securities                        287             (981)               -
  (Increase) decrease in accounts receivable                       (8,147)             824             (396)
  (Increase) decrease in inventories                               (6,546)           5,483              673
  Increase in prepaid expenses and deposits                          (896)            (832)            (289)
  Decrease (increase) in income taxes recoverable                     670             (174)          (1,731)
  Decrease in notes payable                                          (329)          (1,485)          (3,372)
  Increase in accounts payable and accrued expenses                 7,224              826            1,330
  (Decrease) increase in income taxes payable                        (105)             (82)             156
                                                                ---------        ---------        ---------
        Total adjustments                                          (2,845)          15,871           (9,136)
                                                                ---------        ---------        ---------
Net cash provided by operating activities                           8,953           19,400           21,703
Cash flows from investing activities:
  Purchase of property, plant and equipment                       (17,888)          (4,699)          (3,602)
  Acquisition of business (note 1a)                                  (951)               -                -
  Purchase of other assets                                            (53)             (53)            (246)
  Cash outflow on disposal of a subsidiary (note 1c)                  (19)               -                -
  Proceeds from disposal of property, plant and equipment             322            1,197            7,666
  Purchase of interest in an affiliated company (note 1d)               -          (15,819)             (12)
  Purchase of interest in an unconsolidated
    subsidiary (note 1b)                                                -           (9,980)               -
  Proceeds from disposal of long-term investments                       -            2,132            8,717
Net cash (used in) provided by investing activities               (18,589)         (27,222)          12,523
                                                                ---------        ---------        ---------
Cash flows from financing activities:
  Share buy-back program                                          (10,260)         (21,255)             (10)
  Dividends paid                                                   (2,889)          (2,141)            (749)
  Share redemption                                                 (1,549)               -                -
  Notes payable                                                     6,949                -                -
  Proceeds from shares issued on exercise of options                  394                -                -
  Proceeds from shares issued in rights offering, net                   -                -           47,700
  Proceeds from shares issued, net                                      -                -            3,501
                                                                ---------        ---------        ---------
Net cash (used in) provided by financing activities                (7,355)         (23,396)          50,442
                                                                ---------        ---------        ---------
Foreign currency translation adjustments                               (9)              22                2
                                                                ---------        ---------        ---------
Net (decrease) increase in cash and cash equivalents              (17,000)         (31,196)          84,670
Cash and cash equivalents at beginning of period                   71,215          102,411           17,741
                                                                ---------        ---------        ---------
Cash and cash equivalents at end of period                      $  54,215        $  71,215        $ 102,411
                                                                =========        =========        =========

NAM TAI ELECTRONICS. INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS)

                                                                            YEAR ENDED DECEMBER 31,
                                                                -------------------------------------------
                                                                   1999            1998              1997
                                                                ---------        ---------        ---------
Supplemental schedule of cash flow information:
  Interest paid                                                 $     192        $       1        $      39
                                                                ---------        ---------        ---------
  Income taxes paid                                             $       -        $     161        $     123
                                                                ---------        ---------        ---------


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

1.      ACQUISITIONS AND DISPOSITIONS

a On May 28, 1999, the Company acquired from Micro Business Systems Industries Company Limited telecommunication business including the design, research and development, and marketing of telecommunication products for a consideration of $951 including acquisition costs. The acquisition was accounted for as a purchase and the results of operations of the acquired business have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase consideration over the fair value of the assets acquired of $175 was $776 and has been recorded as goodwill which is being amortized on a straight-line basis over 4 years. The results of operations of the business acquired were not material in relation to the consolidated results of operations of Nam Tai Electronics, Inc. (the "Company").

b On December 2, 1998, the Company acquired 50.00025% of the outstanding shares of Albatronics (Far East) Company Limited ("Albatronics"), a Hong Kong public listed company, for cash of $9,980 including transaction fees. Albatronics and its subsidiaries were engaged in the trading of electronic components and manufacturing of consumer electronics products.

        On the completion of the Albatronics acquisition on December 2, 1998, the Company indicated that it would take steps to support Albatronics depending on the results of a comprehensive study investigating opportunities for corporate restructuring and streamlining of overhead expenses in Albatronics. Despite the Company's cash investment, Albatronics' financial position weakened dramatically since the agreement to invest in Albatronics was signed in September 1998. As Albatronics became unable to pay its liabilities as they came due, management of the Company and Albatronics undertook negotiations with Albatronics' major trade creditors for forbearance on demands for repayment and concessions as to amounts payable.

        Due to the troubled financial condition of Albatronics at December 31, 1998, it was probable that the Company would never be in a position to exercise control over Albatronics as such control would rest with the creditors of Albatronics. Accordingly, the Company did not consolidate Albatronics' financial statements at December 31, 1998, for the year then ended or for any subsequent period. Instead, the Company recorded as separate line items on its consolidated statements of income Albatronics' loss for the month of December 1998 of $1,708 as "equity in loss of an unconsolidated subsidiary" and a "provision for impairment of investment in an unconsolidated subsidiary" of $8,271 against the remaining carrying value of this investment. As a result, the carrying value of the Company's investment in Albatronics was recorded on the consolidated balance sheet at December 31, 1998 as "investment in an unconsolidated subsidiary" at a nominal value of $1.

        At the extraordinary general meeting held on August 20, 1999, a special resolution for the voluntary winding up of Albatronics was approved by the shareholders of Albatronics. As a result, the remaining nominal investment value was written off in 1999. On February 1, 2000, the Company received an invitation soliciting offers for the rescue or restructuring of Albatronics from Albatronics' liquidator. According to the invitation, such offers will likely be subject to the consent and approval of the creditors, the Hong Kong Stock Exchange and shareholders of Albatronics. The success of any rescue or restructuring proposal is dependent upon acceptance from the Company which is the majority shareholder of Albatronics. The Company will carefully consider the terms of the solicitation and any proposals, coordinating with other creditors and the liquidator, with the objective of maximizing its return.

        During 1999, the Company commenced legal proceedings against Albatronics seeking compensation to recover its investment seeking damages for breach of representations, warranties and undertakings.

c In June 1999, the Company sold its subsidiary, Nam Tai Electronics (Canada) Ltd. ("NT Canada"), to management at a nominal value which the board of directors believed represented the fair market value and realized a loss on disposition of $290. NT Canada provided investor relations, regulatory compliance and other services to the Company. NT Canada, now no longer a subsidiary of the Company, was renamed Pan Pacific I.R. Ltd. by its new owners and continues to provide similar services to the Company.

d On May 27, 1998, the Company acquired 20% of the outstanding shares of Group Sense (International) Limited ("Group Sense"), a Hong Kong public listed company, for cash of $16,279 which was reduced by a pre-acquisition dividend of $460. Group Sense and its subsidiaries manufacture consumer electronics products. In February and March 2000, the Company disposed of a total of 100 million shares of Group Sense for cash of $15,081. After the disposal, the shareholding in Group Sense was reduced to approximately 10%.

        Group Sense has been accounted for as an affiliated company and the results of Group Sense have been included in the consolidated financial statements from the date of acquisition to September 30, 1999 (interim announcement date of Group Sense, the date of latest available results) as permitted by Accounting Principles Board ("APB") Opinion No. 18 "The equity method of accounting for investments in common stock". Upon the reduction of shareholding in Group Sense below the 20% level, the equity method was discontinued and the carrying amount at the date of discontinuance became the cost of investment.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a       PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements include the financial statements of the Company and all its subsidiaries, excluding Albatronics. Intercompany accounts and transactions have been eliminated on consolidation. The details of the Company's subsidiaries are described in Note 15.

        The Company's investment in Group Sense, a 20% owned company, is accounted for by the equity method. Accordingly, the Company's share of the earnings of this company is included in consolidated net income. In 1998, the Company equity accounted for its share of the loss of Albatronics. As all investment in Albatronics has been written off and the Company has ceased to provide additional financial support, in 1999 the Company ceased to account for any additional losses of Albatronics.

b       GOODWILL AND LICENSE

        The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is amortized to expense on a straight-line basis over various periods not exceeding 40 years. License cost is amortized to expense on a straight-line basis over the shorter of license period or 5 years.

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

e       INVENTORIES

        Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis.

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

g       PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction. No interest was capitalized for the years ended December 31, 1999, 1998 and 1997. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Gains and losses from the disposal of property, plant and equipment are included in income.

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

        Depreciation rates computed using the straight-line method are as follows:

        CLASSIFICATION                                  RATE
        --------------                                  ----
        Medium-term leasehold buildings             2.0%  -   4.5%
        Freehold buildings                          3.3%  -   4.0%
        Machinery and equipment                     9.0%  -  25.0%
        Furniture and fixtures                     18.0%  -  25.0%
        Tools and molds                            18.0%  -  25.0%
        Automobiles                                18.0%  -  25.0%
        Leasehold improvements                     18.0%  -  33.0%

h       IMPAIRMENT

        The Company reviews its long-lived assets, including goodwill and license costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss, measured based on the fair value of the assets, is recognized if expected future non-discounted cash flows are less than the carrying amount of the assets.

i       REVENUE RECOGNITION

        Revenue from sales of products is generally recognized upon shipment to customers.

j       RESEARCH AND DEVELOPMENT COSTS

        Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $2,624, $1,691and $1,909 for the years ended December 31, 1999, 1998 and 1997, respectively.

k       STAFF RETIREMENT PLAN COSTS

        The Company's contributions to the staff retirement plans (Note 6) are charged to the consolidated statement of income as incurred.

l       INCOME TAXES

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

m       FOREIGN CURRENCY TRANSLATIONS

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

        The Company's subsidiaries adopt the Hong Kong dollar or the Renminbi as their functional currencies. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar are translated in accordance with SFAS No. 52, "Foreign Currency Translation". All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries' financial statements are dealt with as a separate component of equity.

n       EARNINGS PER SHARE

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

o       CURRENCY CONTRACTS

        The Company enters into forward currency contracts in its management of foreign currency exposures. Firmly committed transactions are hedged with forward exchange contracts. Anticipated, but not yet firmly committed transactions are hedged through the use of purchased options. Gains and losses related to hedges of firmly committed transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Other foreign exchange contracts are marked to market with the net realized or unrealized gains or losses recognized in other income - net. (Note 5). Premiums paid on purchased options are included in prepaid expenses and deposits and are recognized in income in the same period as the hedged transaction.

p       STOCK OPTIONS

        SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under APB Opinion No. 25, "Accounting for Stock Issued to Employees," but with additional financial statement disclosure. The Company continues to account for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosure to that effect in Note 19(a).

q       COMPREHENSIVE INCOME

        In 1998, the Company adopted a new disclosure standard SFAS No.130, "Reporting Comprehensive Income" which requires that an enterprise reports, by major components and as a single total, the change in its net assets during the period from non-owner sources.

r       NEW ACCOUNTING STANDARD NOT YET ADOPTED

        In June, 1998, the Financial Accounting Standards Board ("FASB") has issued a new standard SFAS No.133 "Derivative Instruments and Hedging Activities". SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Management has not yet completed the analysis of the impact this would have on the consolidated financial statements of the Company.

s       RECLASSIFICATIONS

        Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's presentation. These reclassifications had no effect on the net income or financial position for any year presented.

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

        The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. During the years ended December 31 1999, 1998 and 1997 the Company has not incurred any bad debt expense and does not maintain any allowances for doubtful accounts.

        All of the Company's significant financial instruments at December 31, 1999 and 1998 are reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts which approximate their fair value due to the short maturity of these instruments.

        From time to time, the Company hedges its currency exchange risk, which primarily arises from materials purchased in currencies other than U.S. dollars, through the purchase and sale of currency forward contracts and options. Such contracts typically allow the Company to buy or sell currencies at a fixed price with maturities that do not exceed one year. The Company's forward contracts do not subject the Company to risk from exchange rate movements because gains and losses from such contracts offset losses and gains, respectively, of the liabilities being hedged. As at December 31, 1999, the Company had outstanding forward contracts and options to purchase Japanese Yen of approximately $1,755 and $20,000, respectively with maturities that do not exceed six months. At December 31, 1998, there were no open currency forward contracts and options.

        There is no carrying value for foreign currency forward contracts at December 31, 1999. The estimated fair values represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 1999, the difference between the contract amounts and fair values was immaterial. The carrying value and fair value of foreign currency options is $554 and $1,058, respectively. Fair value relating to foreign currency options at December 31, 1999 is based on the amount the Company would receive or pay to terminate the contracts based on quoted market prices as at December 31, 1999.

4.      NON-RECURRING (INCOME) EXPENSE

        The amount in 1999 represents the write-back of the remaining balance of the provision on the settlement of a non-recurring customs assessment in the PRC which was recorded as non-recurring expense in 1998.

5.      OTHER INCOME - NET

        Other income - net consists of:

                                                                        YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                1999             1998             1997
                                                              -------          -------          -------
        Interest income                                       $ 3,330          $ 5,047          $ 1,847
        Miscellaneous income (expense)                            337             (196)             650
        Gain on disposal of securities, net                       144            1,207            5,488
        Currency option premium written off                      (566)            (840)               -
        Foreign exchange (loss) gain                             (413)             394              500
        Bank charges                                             (311)            (252)            (343)
        Unrealized loss on decline of market value of
         marketable securities                                      -             (468)               -
                                                              -------          -------          -------
                                                              $ 2,521          $ 4,892          $ 8,142
                                                              =======          =======          =======

6.      STAFF  RETIREMENT PLANS

        The Company maintains staff contributory retirement plans (defined contribution pension plans) which cover certain of its employees. The cost of the Company's contributions amounted to $138, $79 and $55 for the years ended December 31, 1999, 1998 and 1997, respectively.

7.      DEFERRED COMPENSATION ARRANGEMENT

        In August 1990, the Company agreed to provide compensation in the event of loss of office, for whatever reason, for two officers. The amount of compensation to be ultimately provided is $500 for Mr. M.K. Koo, the Senior Executive Officer of the Company and $300 for Mr. T. Murakami, the Chairman of the Company and was fully expensed by December 31, 1995. During the year ended December 31, 1996, pursuant to an agreement between Mr. Koo and the Company, Mr. Koo elected to apply an amount of $450 payable to him under the provision for compensation for loss of office against an amount receivable from him. In July 1997, Mr. Koo reversed the election and retained his right to receive the sum of $500 for the compensation of loss of office (Note 16) and the amount is included in accounts payable and accrued expenses.

8.      INCOME TAXES BENEFIT (EXPENSE)

        The components of income before income taxes and equity in results of an affiliated company and unconsolidated subsidiary are as follows:

                                                    YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                           1999              1998              1997
                                         --------          --------          --------
        PRC, excluding Hong Kong         $  7,355          $  8,207          $ 17,241
        Hong Kong                           3,241            (2,843)            5,768
        Other                                  (4)              379             8,109
                                         --------          --------          --------
                                         $ 10,592          $  5,743          $ 31,118
                                         ========          ========          ========

        Under the current British Virgin Islands law, the Company's income is not subject to taxation. Subsidiaries, primarily operating in Hong Kong and the PRC, are subject to income taxes as described below.

        The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16% (1998: 16% and 1997: 16.5%) to the estimated taxable income earned in or derived from Hong Kong during the period.

        Deferred tax, where applicable, is provided under the liability method at the rate of 16% (1998: 16% and 1997: 16.5%), being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of measuring assets and liabilities.

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

        Since NTES, Zastron and Namtek have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTES, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday is available, there is an overall minimum tax rate of 10%. For the years ended December 31, 1990 and 1991, NTES qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of NTES for the years ended December 31, 1992, 1993 and 1994, and 10% in 1995, 1996, 1997 and 1998. On
        January 8, 1999, NTES received the recognition of "High and New Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until January 7, 2004. For the years ended December 31, 1992 and 1993, Zastron qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of Zastron for the years ended December 31, 1994, 1995 and 1996 and 10% for the years ended December 31, 1997, 1998 and 1999. In 1996 and 1997, Namtek qualified for a tax holiday. For the years ended December 31, 1998 and 1999, tax was payable at the rate of 7.5% on the assessable profit.

        Notwithstanding the foregoing, an FIE whose foreign investor directly reinvests by way of subscription for new shares its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits.

        NTES qualified for such refunds of its 1994 and 1995 taxes as a result of reinvesting its profits earned in those years. Zastron qualified for such refunds of its 1994, 1995 and 1996 taxes as a result of reinvesting its profits earned in those years. As a result of expected refunds of income taxes attributable to the PRC operations, the Company recorded tax payments in 1997 and 1998 as income taxes recoverable. In early 1999 the Company learned that for the 1996 and 1997 tax years it would not receive a 100% tax refund on taxes already paid for NTES and was required to reduce the income taxes recoverable by the amount of the refund that was not obtained. The full refund was denied for the 1996 and 1997 tax years because the large intercompany receivable between NTES and a Hong Kong subsidiary was not considered by the tax authorities to be a reinvestment of profits. The Company has accordingly made a provision of $700 in the year ended December 31, 1998 to reduce the balance to the amount expected to be recoverable. In 1999, the tax underprovision of 1996 and 1997 of $84 was recorded in the consolidated statements of income. For Zastron, as the management fee expense charged by the Hong Kong subsidiary for the years ended December 31, 1996 and 1997 was not allowed for PRC tax purposes, the related tax charge for the 1996 and 1997 tax years was paid in 1998 and awaiting tax refund after reinvestment of profits. In October 1999, Zastron paid tax of $43 and $49, respectively, for 1996 and 1997 as certain expenses were disallowed for PRC tax purposes. As these tax payments are not refundable, they were directly charged to consolidated statements of income as underprovision of tax in previous years. At December 31, 1999 and 1998, taxes recoverable under such refund arrangements were $2,028 and $2,740, respectively, which are included in income taxes recoverable.

        Tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $2,574, $1,126 and $1,081 in the years ended December 31, 1997, 1998 and 1999, respectively (representing a decrease in the basic earnings per share of $0.30, $0.11 and $0.11, and a decrease in the diluted earnings per share of $0.31, $0.11 and $0.11 in the years ended December 31, 1997, 1998 and 1999, respectively).

        The tax refunds received or receivable during the three years ended December 31, 1999, 1998 and 1997 were as follows:

                        Related to
        Company          tax year            Paid            Refunded              Date Received
        -------          --------            ----            --------              -------------
        NTES               1996              $  835            $  484        April 1998, balance
                                                                                  not refundable
                           1997              $1,808            $1,313        April 1999, balance
                                                                                  not refundable
                           1998              $1,388                 -            Application for
                                                                                 reinvestment of
                                                                             profits in progress
                           1999              $  548                 -            Application for
                                                                                 reinvestment of
                                                                             profits in progress

        Zastron            1995              $   31            $   31                August 1997
                           1996              $   22            $   22                 April 1999
                           1997              $   60            $    9        July 1998 and April
                                                                                   1999, balance
                                                                                 awaiting refund
                           1998              $    3                 -            Application for
                                                                                 reinvestment of
                                                                             profits in progress
                           1999              $   58                 -            Application for
                                                                                 reinvestment of
                                                                             profits in progress

        The amounts stated above include the amounts denied by the PRC tax authorities for refund.

        The current and deferred components of the income tax benefit (expense) appearing in the consolidated statements of income are as follows:

                                       YEAR ENDED DECEMBER 31,
                             -----------------------------------------
                                1999             1998             1997
                             -------          -------          -------
        Current tax          $    12          $  (984)         $  (279)
        Deferred tax              48              (56)               -
                             -------          -------          -------
                             $    60          $(1,040)         $  (279)
                             =======          =======          =======

        The components of deferred tax assets and liabilities are as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                             1999          1998          1997
                                                             ----          ----          ----
        Deferred tax asset:
          Net operating loss carryforwards                   $ 83          $  -          $  -
        Deferred tax liability:
          Excess of tax allowances over depreciation          (91)          (56)            -
                                                             ----          ----          ----
        Net deferred tax liability                           $ (8)         $(56)         $  -
                                                             ====          ====          ====

        At December 31, 1999, a subsidiary of the Company had tax loss carryforward for Hong Kong tax purposes, subject to the agreement of the Hong Kong Inland Revenue Department, amounting to approximately $521 which has no expiration date.

        A reconciliation of the income tax benefit (expense) to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                       ----------------------------------------------
                                                                         1999               1998               1997
                                                                       --------           --------           --------
        Income before income taxes                                     $ 10,592           $  5,743           $ 31,118
        PRC tax rate                                                         15%                15%                15%
        Income tax expense at PRC tax rate on
          income before income tax                                     $ (1,589)          $   (861)          $ (4,668)
        Effect of difference between Hong Kong and PRC tax
          rates applied to Hong Kong income                                 (37)               (54)               (87)
        Effect of income for which no income
         tax expense is payable                                             675                586              1,216
        Tax holidays and tax incentives                                     543                412                890
        Effect of PRC tax concessions, giving rise
          to no PRC tax liability                                           538                714              1,684
        Tax benefit (expense) arising from items which are not
          assessable (deductible) for tax purposes:
            Gain on disposal of land in Hong Kong                            47                125                899
            Offshore interest income                                        143                  -                  -
            Non-deductible items                                           (122)                 -                  -
            Provision for impairment of investment in an
             unconsolidated subsidiary                                        -             (1,241)                 -
        Over (under) provision of income tax in previous year                35               (833)               (80)
        Other                                                              (173)               112               (133)
                                                                       --------           --------           --------
                                                                       $     60           $ (1,040)          $   (279)
                                                                       ========           ========           ========

        No income tax arose in the United States of America in any of the periods presented.

9.      EARNINGS PER SHARE

        The calculations of basic earnings per share and diluted earnings per share are in accordance with SFAS No.128 and are computed as follows:

                                                                                 Per share
        YEAR ENDED DECEMBER 31, 1999           Income           Shares             amount
        ----------------------------          --------         ---------         ---------
        Basic earnings per share               $11,798         9,328,213          $   1.26
        Effect of dilutive securities
         - Stock options                             -            40,997                 -
         - Warrants                                  -            47,570                 -
                                               -------         ---------          --------
        Diluted earnings per share             $11,798         9,416,780          $   1.25
                                               =======         =========          ========

        Stock options to purchase 1,500 shares of common shares at $15.75 and warrants to purchase 2,997,129 shares of common shares at $20.40 and 130,000 shares of common shares plus 130,000 warrants at $20.40 were outstanding at December 31, 1999 but were not included in the computation of diluted earnings per share because the exercise price of the share options and warrants was greater than the average market price of the common shares during the relevant period.

                                                                                 Per share
        YEAR ENDED DECEMBER 31, 1998           Income           Shares             amount
        ----------------------------           -------        ----------         ---------
        Basic earnings per share               $ 3,529        10,316,510             $0.34
        Effect of dilutive securities
         - Stock options                             -            23,162                 -
         - Warrants                                  -            11,428                 -
                                               -------        ----------             -----
        Diluted earnings per share             $ 3,529        10,351,100             $0.34
                                               =======        ==========             =====

        Stock options to purchase 3,500 common shares at $15.75 and warrants to purchase 2,997,129 common shares at $20.40 and 130,000 common shares plus 130,000 warrants at $20.40 were outstanding at December 31, 1998 but were not included in the computation of diluted earnings per share because the exercise price of the share options and warrants was greater than the average market price of the common shares during the relevant period.

                                                                                 Per share
        YEAR ENDED DECEMBER 31, 1997           Income           Shares             amount
        ----------------------------          --------         ---------         ----------
        Basic earnings per share              $ 30,839         8,324,320             $3.70
        Effect of dilutive securities
         - Stock options                             -            66,970                 -
                                              --------         ---------             -----
        Diluted earnings per share            $ 30,839         8,391,290             $3.68
                                              ========         =========             =====

        Warrants to purchase 2,997,129 shares of common shares at $20.40 were outstanding at December 31, 1997 but were not included in the computation of diluted earnings per share because the exercise price of the warrants was greater than the average market price of the common shares during the relevant period.

10.     MARKETABLE SECURITIES

        During 1998, the Company acquired equity securities listed in Hong Kong and all of them were classified as trading securities and included in current assets at December 31, 1998.

                                                             AT DECEMBER 31,
                                                           -----------------
                                                           1999          1998
                                                           ----         -----
        Cost                                                  -         $ 981
        Unrealized loss on decline of market value            -          (468)
                                                           ----         -----
        Market value                                          -         $ 513
                                                           ====         =====

        Proceeds and realized gain from sale of securities for the year ended December 31, 1999 were $539 (1998: $620) and $144 (1998: loss of $92), respectively. For the purposes of determining realized gains and losses, the cost of securities sold was ascertained based on the average cost method.


11.     INVENTORIES

        Inventories consist of:

                                      AT DECEMBER 31,
                                 -----------------------
                                  1999            1998
                                 -------         -------
        Raw materials            $ 7,416         $ 3,324
        Work-in-progress           1,380             863
        Finished goods             2,105             168
                                 -------         -------
                                 $10,901         $ 4,355
                                 =======         =======

12.     INVESTMENT IN AN AFFILIATED COMPANY

        The Company's investment in Group Sense includes the unamortized excess of the Company's investment over its equity in Group Sense's assets. The excess was approximately $2,090 and $2,331 at December 31, 1999 and 1998, respectively, and is being amortized on a straight-line basis over the estimated economic useful life of 10 years. The amortization charge for the year ended December 31, 1999 and 1998 was $241 and $80, respectively. At December 31, 1999 and 1998, the aggregate market value of the Company's investment in Group Sense as quoted on The Stock Exchange of Hong Kong Limited was $16,902 and $10,501, respectively.

        During 1999 and 1998, the Company received dividend payments from Group Sense of $263 and $590 ($460 pre-acquisition dividend and $130 post-acquisition dividend), respectively. Retained earnings at December 31, 1999 and 1998 included undistributed earnings less amortization of goodwill of affiliates of $1,680 and $534, respectively.


13.     PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consists of the following:

                                                                      AT DECEMBER 31,
                                                                --------------------------
                                                                  1999              1998
                                                                --------          --------
        At cost
        Land and buildings                                      $ 24,893          $ 22,288
        Machinery and equipment                                   29,478            15,801
        Leasehold improvements                                     8,234             7,558
        Automobiles                                                1,259             1,198
        Furniture and fixtures                                     1,134             1,167
        Tools and molds                                               78               105
                                                                --------          --------
        Total                                                     65,076            48,117
        Less: accumulated depreciation and amortization          (20,359)          (15,672)
                                                                --------          --------
        Net book value                                          $ 44,717          $ 32,445
                                                                ========          ========

14.     INTANGIBLE ASSETS

        Intangible assets consist of the following:

                                                   AT DECEMBER 31,
                                               ----------------------
                                                1999           1998
                                               -----          -------
        Goodwill                               $ 776          $     -
        License                                  115                -
                                               -----          -------
        Total                                    891                -
        Less: accumulated amortization           (52)               -
                                               -----          -------
                                               $ 839          $     -
                                               =====          =======

        Amortization expense charged to income from operations for the year ended December 31, 1999 was $52.

15.     INVESTMENT IN SUBSIDIARIES

                                                                              Percentage of ownership
                                            Place of        Principal            as at December 31,
                                            incorporation   activity            1999            1998
                                            -------------   --------            ----            ----
        Consolidated subsidiaries:

        Nam Tai Electronic &
          Electrical Products Limited       Hong Kong       Trading             100%             100%
        Nam Tai Electronics
          (Canada) Ltd.                     Canada          Services              -              100%
        Namtai Electronic
          (Shenzhen) Co. Ltd.               PRC             Manufacturing       100%             100%
        Zastron Plastic & Metal
          Products (Shenzhen) Ltd.          PRC             Manufacturing       100%             100%
        Shenzhen Namtek Co. Ltd.            PRC             Software
                                                            development         100%             100%
        Nam Tai Telecom
          (Hong Kong) Company
          Limited                           Hong Kong       Trading             100%               -
        Unconsolidated subsidiary:
        Albatronics (Far East)              Hong Kong       Trading and         50.00025%        50.00025%
          Company Limited                                   manufacturing,
          (in liquidation)                                  ceased business in
                                                            August 1999

        Retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company's PRC subsidiaries, there are restrictions on the purchase of materials by these companies, the payment of dividends and the removal of dividends from the PRC. In the event that dividends are paid by the Company's PRC subsidiaries, such dividends will reduce the amount of reinvested profits (Note 8) and accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested. However, the Company believes that such restrictions will not have a material effect on the Company's liquidity or cash flows.

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

17.     COMMITMENTS AND CONTINGENCIES

  a As at December 31, 1999, the Company has entered into commitments for capital expenditures of approximately $7,146 for property, plant and equipment which are expected to be disbursed during the year ending December 31, 2000.

  b As at December 31, 1999, the Company has outstanding forward exchange contracts to purchase approximately $1,755 of Japanese yen. These contracts are for the purpose of hedging firmly committed transactions.

  c     Lease commitments

        At December 31, 1999, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

                        Year ending December 31,
                        - 2000                           $    800
                        - 2001                                509
                        - 2002                                423
                        - 2003                                445
                        - 2004                                445
                        - 2005 and thereafter               1,075
                                                           ------
                                                           $3,697
                                                           ======

  d     Significant legal proceedings

        In June 1997, the Company filed a petition in the British Virgin Islands for the winding up of Tele-Art Inc. on account of an unpaid judgement debt owing to the Company. The High Court of Justice granted an order to wind up Tele Art Inc. and the Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of $11.19 per share to offset substantially all of the judgement debt, interest and legal costs of $667 totaling $1,600. On February 12, 1999, the liquidator of Tele-Art Inc. filed a summons in the British Virgin Islands on its behalf seeking, among other things, a declaration setting aside the redemption. The Courts of the British Virgin Islands have delayed the fixing of a specific date for the hearing of the substantive application, pending the outcome of an application by the Company to remove the liquidator on the grounds of conflict of interest and bias. In the interim, the Company is prevented from redeeming the remaining 169,727 shares to satisfy the current unpaid judgement debt until a determination of the liquidator's February 12, 1999 application.

        Management believes that the claim mentioned above is without merit and will vigorously defend it and believes that the outcome of the case will not have a significant effect on the financial position, results of operation or cash flows.

18.     BANKING FACILITIES

        The Company has credit lines with various banks representing trade acceptances and overdrafts. At December 31, 1999 and 1998 these facilities totaled $38,020 and $50,100, of which $10,711 and $1,201 were utilized at December 31, 1999 and 1998, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks' usual lending rates in Hong Kong and the credit lines are normally subject to annual review. The banking facilities restrict the pledge of assets to any other banks without the prior consent of the Company's bankers.

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

                                                                                    AT DECEMBER 31,
                                                                               ------------------------
                                                                                 1999             1998
                                                                               -------          -------
        Outstanding letters of credit                                          $ 2,718          $ 1,174
        Trust receipts                                                           6,949                -
        Usance bills pending maturity                                                -               27
                                                                               -------          -------
        Total banking facilities utilized                                        9,667            1,201
        Less: Outstanding letters of credit                                     (2,718)          (1,174)
        Plus: Goods received but trust receipts not issued by the bank               -              302
                                                                               -------          -------
        Notes payable per balance sheets                                       $ 6,949          $   329
                                                                               =======          =======

19.     COMMON SHARES

  a     STOCK OPTIONS

        In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 300,000 vested options to key employees of the Company at an exercise price of $5.35. These options either expired or were exercised in 1997 and 1998. Because the option's exercise price was less than the market value of the Company's common shares on the date of grant, the Company recorded compensation expense of $690 reflecting the excess of the fair value of the underlying stock over the exercise price. In December 1993, January 1996 and April 1999, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 650,000 and 1,000,000 and 1,425,000, respectively. A summary of stock option activity during the three years ended December 31, 1999 is as follows:


                                     Number of       Option price per share with the weighted
                                      options          average option price in parenthesis
                                     ---------       ----------------------------------------
Outstanding at January 1, 1997         537,300       $5.35, $10.50, $11.00 & $11.375
                                                     ($9.47)

  Exercised                           (386,667)      $5.35, $10.50, $11.00 & $11.375
                                                    ($9.06)
  Cancelled                            (97,300)      $5.35, $10.50, & $11.00 ($10.52)
                                     ---------

Outstanding at December 31, 1997        53,333       $10.50

  Granted                              596,500       $10.50 & $15.75 ($13.14)
  Cancelled                           (296,500)      $15.75
                                     ---------

Outstanding at December 31, 1998       353,333       $10.50 & $15.75 ($10.55)

  Exercised                            (36,500)      $10.50 & $15.75 ($10.79)
  Cancelled                            (53,333)      $10.50
                                     ---------

Outstanding at December 31, 1999       263,500       $10.50 & $15.75 ($10.53)
                                     =========


        Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below:


                                                              Year ended December 31,
                                                     -------------------------------------
                                                       1999            1998          1997
                                                     --------         ------       -------
        Net income                  As reported      $ 11,798         $3,529       $30,839
                                    Pro forma          11,582          3,273        30,583

        Diluted earnings per share  As reported         $1.25          $0.34         $3.68
                                    Pro forma            1.23           0.32          3.65


        There were no stock options granted during the years ended December 31, 1997 and 1999. In 1998, the Company granted 300,000 and 296,500 options with exercise price of $15.75 and $10.50, respectively, exercisable from August 27, 1999 and expiring on March 15, 2001. The weighted average fair value of options granted during 1998 was $3.24 using the Black-Scholes option-pricing model based on the following assumptions:


                                     $15.75                       $10.50
                                     Options                      Options
                                     -------                      -------
        Risk-free interest rate         5.5%                        5.0%
        Expected life                3/15/01                     3/15/01
        Expected volatility            61.1%                       60.9%
        Expected dividends          $   .070                    $   .070


        The weighted average remaining contractual life of the stock options outstanding at December 31, 1999 and 1998 was 15 months and 26 months, respectively.

  b     SHARE BUY - BACK PROGRAM

        The Company repurchased shares under its buy-back program as follows:


        Year                 Shares repurchased   Average purchase price
        ----                 ------------------   ----------------------
        1999                            879,700                   $11.86
        1998                          1,407,500                    15.10
        1997                              1,000                     9.49


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

        On October 5, 1998, the Company issued 300,000 warrants to an advisor as consideration of advisory services under a service contract for a period of 3 years. The holder of each warrant is entitled to purchase from the Company one common share at $10.25 per share for the period from October 5, 1998 to October 4, 2001. The fair value of the warrants, using the Black-Scholes option-pricing model, was $790 and is amortized over the life of the contract commencing October 1998. The amortization for the year ended December 31, 1999 is $329.

20.     BUSINESS SEGMENT INFORMATION

        The Company operates principally in only one segment of the consumer electronic products industry. A summary of the net sales, income (loss) from operations and identifiable assets by geographic areas and net sales to major customers is as follows:


                                                      YEAR ENDED DECEMBER 31,
                                           -----------------------------------------
                                              1999            1998           1997
                                           ---------       ---------       ---------
Net sales from operations within:
 - Hong Kong:
    Unaffiliated customers                 $ 142,347       $ 100,081       $ 131,052
                                           ---------       ---------       ---------

 - PRC, excluding Hong Kong:
    Unaffiliated customers                     2,707           1,568           1,802
    Intersegment sales                       136,648          93,556         123,115
                                           ---------       ---------       ---------
                                             139,355          95,124         124,917
                                           ---------       ---------       ---------
 - Intersegment eliminations                (136,648)        (93,556)       (123,115)
                                           ---------       ---------       ---------
Total net sales                            $ 145,054       $ 101,649       $ 132,854
                                           =========       =========       =========

Income (loss) from operations within:
- PRC, excluding Hong Kong                     7,341           7,272          17,229
- Hong Kong                                    4,462          (4,122)          5,501
- Canada                                          (5)            379           8,109
                                           ---------       ---------       ---------
Total net income                           $  11,798       $   3,529       $  30,839
                                           =========       =========       =========


                                                        AT DECEMBER 31,
                                             ------------------------------------
                                               1999          1998          1997
                                             --------      --------      --------
Identifiable assets by geographic area:
- PRC, excluding Hong Kong                   $ 55,962      $ 42,690      $ 44,781
- Hong Kong                                   102,785        85,419        24,738
- Canada                                            -        19,119        98,269
                                             --------      --------      --------
Total assets                                 $158,747      $147,228      $167,788
                                             ========      ========      ========


        Intersegment sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market prices.

        At December 31, 1999 and 1998, the identifiable assets in Hong Kong included the investment in an affiliated company of $17,308 and $16,223 respectively.


                                                       YEAR ENDED DECEMBER 31,
                                                ------------------------------------
                                                  1999          1998         1997
                                                --------      --------      --------
Net sales to customers by geographic area:
  - Hong Kong                                   $ 51,856      $  8,731      $  9,835
  - North America                                 43,181        48,204        65,432
  - Europe                                        25,520        18,770        19,105
  - Japan                                         17,597        21,839        30,972
  - Other                                          6,900         4,105         7,510
                                                --------      --------      --------
Total net sales                                 $145,054      $101,649      $132,854
                                                ========      ========      ========


        The Company's sales to the customers which accounted for more than 10% of its sales are as follows:


Customer
A                             $ 43,737      $ 32,478      $ 46,868
B                               38,071        44,975        50,510
C                               31,176           N/A           N/A
                              --------      --------      --------
                              $112,984      $ 77,453      $ 97,378
                              ========      ========      ========

21.     SUBSEQUENT EVENT

        On February 28, 2000, a joint venture investment agreement was signed between Nam Tai Electronic & Electrical Products Limited, a wholly-owned subsidiary of the Company, and a third party for the establishment of BPC (Shenzhen) Co., Ltd. ("BPC"), a wholly foreign owned enterprise in Shenzhen, the PRC. BPC will be located within the Company's existing manufacturing complex where it will produce and sell high-end, environmentally friendly, rechargeable lithium ion battery packs for the large and expanding domestic market of the PRC. Subject to receiving the necessary government approval, the Company is planning to immediately set up the first two assembly lines with a May 2000 target date for commencement of production.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

        (a) Financial Statements. See list under Item 18. of this Report

        (b) Exhibits. The following exhibits are filed with this Report:


Exhibit
Number                                   Exhibit
------                                   -------
2.1            Contract to Transfer the Right of Utilization of Land in Shenzhen
               between Shenzhen National Land Planning Bureau and Namtai
               Electronic (Shenzhen) Co., Ltd. dated April 26, 1999.

2.2 Agreement for the sale and purchase and assignment of the business and the assets of Micro Business Systems Ind. Co. Ltd.
               between Nam Tai Electronic & Electrical Products Ltd. and Micro
               Business Systems Ind. Co. Ltd.

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



                                   NAM TAI ELECTRONICS, INC.





Date:  March 29, 2000              By: /S/Tadao Murakami
                                       -----------------
                                       Tadao Murakami
                                       Chairman of the Board

[Deloitte Touch Tohmatsu Letterhead]

INDEPENDENT AUDITORS' CONSENTS



We hereby consent to the incorporation by reference of our report dated March 27, 2000 relating to the consolidated financial statements of Nam Tai Electronics, Inc. (the "Company") for the years ended December 31, 1999 and 1998 appearing in this annual report on Form 20-F in (1) the Registration Statement on Form S-8 of the Company (file no. 33-73954); (2) the Registration Statement on Form S-8 of the Company (file no. 333-27761; and (3) the Registration Statement on Form F-3 of the Company (file no. 333-36135).





/S/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Hong Kong
March 27, 2000