Form 20-F
period 2000-12-31
NAM TAI ELECTRONICS INC
filed 2001-03-21
CIK 829365

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM 20-F

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       OR

[X]        Annual Report Pursuant to Section 13 or 15(d) of the
           Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 2000

                                       OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


                         Commission File Number: 0-16673

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

     As of December 31, 2000, there were 10,213,840 Common Shares of the registrant outstanding.

     Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

                           Yes  [X]               No  [ ]
                               -----                 -----

     Indicate by check mark which financial statement item the registrant has elected to follow:

                         Item 17.  [ ]       Item 18.  X
                                  ------             -----

                                TABLE OF CONTENTS

PART I
    Item 1.       Identity of Directors, Senior Management and Advisors - Not applicable.......................3
    Item 2.       Offer Statistics and Expected Timetable - Not applicable.....................................3
    Item 3.       Key Information..............................................................................3
    Item 4.       Information on the Company...................................................................11
    Item 5.       Operating and Financial Review and Prospects.................................................25
    Item 6.       Directors, Senior Management and Employees...................................................33
    Item 7.       Major Shareholders and Related Party Transactions............................................37
    Item 8.       Financial Information........................................................................38
    Item 9.       The Listing..................................................................................39
    Item 10.      Additional Information.......................................................................39
    Item 11.      Quantitative and Qualitative Disclosure about Market Risk....................................42
    Item 12.      Description of Securities Other than Equity Securities - Not applicable......................42
PART II
    Item 13.      Defaults, Dividend Arrearages and Delinquencies - Not applicable.............................42
    Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds -
                    Not applicable.............................................................................42
PART III
    Item 15.      Financial Statements - Not applicable........................................................43
    Item 16.      Financial Statements.........................................................................43
    Item 17.      Exhibits.....................................................................................70
SIGNATURES    .................................................................................................71

Consent of Independent Accountant (to incorporation of their report on Financial Statements into the Company's Registration Statement on Forms F-3 and S-8)................................................72



     This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled Risk Factors under Item 3. - Key Information.

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

                                     PART I

     Unless the context otherwise requires, all references in this annual report to "Nam Tai", "we", "our", "us" and the "Company" refer to Nam Tai Electronics, Inc. and its consolidated subsidiaries and their respective predecessors. References to "dollars" or $ are to United States dollars.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     Our historical Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and presented in United States dollars. The following selected income statement data for the three years in the period ended December 31, 2000 and the balance sheet data as of December 31, 2000 and 1999 are derived from our audited consolidated financial statements and notes thereto included later in this Report. The selected income statement data for the two years in the period ended December 31, 1997 and the balance sheet data as of December 31, 1998, 1997 and 1996 were derived from our audited financial statements, which are not included in this Report.

     The information presented below is qualified by the more detailed consolidated financial statements including related notes contained in Item 18 and should be read in conjunction with, such Consolidated Financial Statements, related notes, and the discussion under "Item 5. - Operating and Financial Review and Prospects" included later in this report. These operating results are not necessarily indicative of results for any future period and results may fluctuate significantly from year to year in the future.

                         SELECTED FINANCIAL INFORMATION
              (In thousands of U.S. dollars except per share data)


                                                               Year ended December 31,
                                                               -----------------------
Income Statement Data (1)                    2000         1999          1998         1997          1996
------------------------                     ----         ----          ----         ----          ----
Net sales                                 $   213,688  $   145,054  $   101,649   $   132,854  $   108,234
Gross margin                                   31,592       24,980       24,710        34,724       22,185
Income from Operations                         10,457        8,291        8,328        17,467        8,533
Net income                                     24,001       11,798        3,529        30,839        9,416

Per share amounts
-----------------
Basic earnings per share (2)              $     2.63   $     1.26   $     0.34    $     3.70   $     1.17
Diluted earnings per share (3)            $     2.56   $     1.25   $     0.34    $     3.68   $     1.16
Dividend declared                         $     1.36   $     0.32   $     0.28    $     0.10   $     0.03


                                                               Year ended December 31,
                                                               -----------------------
Balance Sheet Data (1)                         2000         1999          1998         1997          1996
------------------                             ----         ----          ----         ----          ----
Current assets                            $   135,352  $    94,436  $    97,015   $   133,022  $    46,609
Property, plant and equipment - net            44,599       44,717       32,445        32,442       36,487
Total assets                                  208,370      158,747      147,228       167,788       88,391
Current liabilities                            45,784       33,171       19,476        19,552       21,401
Non-current liabilities                            34            8           56             -            -
Shareholders' equity                          162,364      125,568      127,696       148,236       66,990


------------
(1) Assets and liabilities are translated into United States dollars using the appropriate rates of exchange at the balance sheet date. Income and expenses are translated at the average exchange rate in effect during the year.

(2) For purposes of calculating basic earnings per share, the weighted average number of common shares outstanding for the years ended December 31, 2000, 1999, 1998, 1997, and 1996 were 9,114,175, 9,328,213, 10,316,510,
     8,324,320, and 8,040,497 respectively.

(3) For purposes of calculating fully diluted earnings per share, the weighted average number of common shares outstanding for the years ended December 31, 2000, 1999, 1998, 1997, and 1996, were 9,375,116, 9,416,780,
     10,351,100, 8,391,290, and 8,142,131 respectively.


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

     CUSTOMER CONCENTRATION

     Historically, a substantial percentage of our sales have been to a small number of customers. During the years ended December 31, 2000, 1999, and 1998, sales to the Company's four largest customers, i.e., customers which accounted for 10% or more of the Company's total sales during the year ended December 31, 2000, aggregated approximately 72.4%, 77.9%, and 76.2% respectively, of the Company's total sales. See "-- Customers and Marketing -- Customers." The Company's sales transactions to all its OEM customers are based on purchase orders received by the Company from time to time. Except for these purchase orders, the terms of which in a few cases are supplemented by basic agreements dependent upon the receipt of purchase orders, the Company has no written agreements with its OEM customers. The loss of any of its largest customers or a substantial reduction in orders from them would have a material adverse effect on the Company's business. There can be no assurance that Nam Tai will be able to quickly replace expired, canceled or reduced orders with new business. See "-- Risk Factors -- Potential Fluctuations in Operating Results."

     DEPENDENCE ON ELECTRONICS INDUSTRY

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

     POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

     The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors such as, but not limited to, the cancellation or postponement of orders, the timing and amount of significant orders from the Company's principal customers, customers' announcement and introduction of new products or new generations of products, evolutions in the life cycles of customers' products, the Company's timing of expenditures in anticipation of future orders, effectiveness in managing manufacturing processes including, interruptions or slowdowns in production as a result of technical difficulties with equipment, and changes in cost and availability of components, mix of orders filled, adverse effects to the Company's financial statements resulting from acquisitions, local factors and events that may affect production volumes such as local holidays and seasonality of customers' production requirements, and changes or anticipated changes in economic conditions. The volume and timing of orders received during a quarter are difficult to forecast. The Company's customers from time to time encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if customers do not control inventories effectively, they may reduce, cancel or postpone shipments of orders.

     The Company's expense levels during any particular period are based, in part, on expectations of future sales. If sales in a particular quarter do not meet expectations, operating results could be materially adversely affected. In addition, the Company's operating results are often affected by seasonality during the second and third quarters in anticipation of the start of the school year and Christmas buying season and in the first quarter resulting from both the closing of the Company's factories in China for two weeks for the Chinese New Year holidays and the general reduction in sales following the holiday season. See Item 5. Operating and Financial Review and Prospects. The market segments served by the Company are also subject to economic cycles and have in the past experienced, and are likely in the future to experience, recession periods. A recession period affecting the industry segments served by the Company could have a material adverse effect on the Company's results of operations. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of the Company's Common Shares.

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

     Current Dependence on Single Factory Complex. Most of the Company's products are manufactured exclusively at its complex located in Baoan County, Shenzhen, China. The Company does not own the land underlying its factory complex. It occupies the site under agreements with the local Chinese government. In the case of its original facility, the lease agreement covers an aggregate of approximately 150,000 square feet of factory space and expires in August 2007. In the case of the newer facility, including the current 138,000 square foot expansion, the Company is entitled to use the land upon which it is situated until 2044. These agreements and the operations of the Company's Shenzhen factories are dependent on the Company's relationship with the local government. The Company's operations and prospects would be materially and adversely affected by the failure of the local government to honor these agreements. In the event of a dispute, enforcement of these agreements could be difficult in China. Moreover, fire fighting and disaster relief or assistance in China is primitive by Western standards. Material damage to, or the loss of, the Company's factory complex due to fire, severe weather, flood, or other acts of God or cause may not be adequately covered by proceeds of its insurance coverage and could have a material adverse effect on the Company's financial condition, business and prospects. In addition, any interruptions to the business caused by such disasters would have a material adverse effect on the Company's financial condition, business and prospects.

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

     Inherent Risks of Business in China. Conducting business in China, like most developing countries, is inherently risky. Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices may be more common in developing countries. The Company may suffer losses resulting from such practices.

     Uncertainty and Possible Changes in China Tax Laws or their Interpretation. As a result of locating in a Special Economic Zone of China, the Company enjoys favorable tax treatment. See Note 8 of Notes to Consolidated Financial Statements included elsewhere herein for information of income taxes applicable to the Company and the effect of tax holidays and tax concessions that Company has received for the years ended December 31, 2000, 1999 and 1998. Because of this favorable tax treatment and pursuant to the provisions of applicable Chinese law, the Company has received substantial refunds of income taxes paid over the years on its operations in China and management believes that under existing tax laws Nam Tai will continue to qualify for favorable tax treatment in the future, particularly if Nam Tai reinvests profits attributable to its Chinese operations in its Chinese subsidiaries. However, the Chinese tax system is subject to substantial uncertainties including both the interpretation and enforcement. Moreover, following the Chinese government's program of privatizing many state owned enterprises, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. For the 1996, 1997, and 1998 tax years Nam Tai did not receive a 100% tax refund on taxes paid by its principal Chinese subsidiary because the large intercompany receivable between that subsidiary and a Hong Kong subsidiary was not considered by the tax authorities to be a reinvestment of profits. Continued efforts by the Chinese government to increase tax revenues could result in other decisions or interpretations of the tax laws by the taxing authorities which are unfavorable to Nam Tai and which increase its future tax liabilities, or deny expected refunds. There can be no assurance that changes in Chinese tax laws or their interpretation or application will not subject the Company to additional Chinese taxation in the future.

     MFN Status. China currently enjoys most favored nation ("MFN") trade status, which provides China with the trading privileges generally available to trading partners of the United States. In 2000, Congress voted to make China's trade status permanent when it formally entered the World Trade Organization. However, Congress may again consider China's trade status in 2001 and thereafter as a result of the delay in China's entry into WTO. In the past, various interest groups have urged that the United States not renew MFN for China and may do so again before China's entry in the WTO. Even after China joins the WTO, controversies between the United States and China may arise in the future that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business, by among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Trade friction between the United

States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares and warrants.

     Southeast Asia Economic Problems. As result of the Asian economic crisis a few years ago, several countries in Southeast Asia have experienced a significant devaluation of their currencies and decline in the value of their capital markets. Some analysts have predicted growth declines in 2001 for several Asian countries and currency declines have continued recently in Thailand, Taiwan, South Korea and Singapore. The decline in the currencies in these Southeast Asian countries could render our products less competitive if competitors located in these countries are able to manufacture competitive products at a lower effective cost.

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

     EXCHANGE RATE FLUCTUATIONS

     The Company sells most of its products in United States dollars and pays expenses in United States dollars, Japanese yen, Hong Kong dollars, and Chinese renminbi. The Company is subject to a variety of risks associated with changes among the relative value of these currencies, but management believes the most significant exchange risk results from material purchases made in Japanese yen. Approximately 14%, 15%, and 18% of Nam Tai's material costs have been in yen during the years ended December 31, 2000, 1999, and 1998. Sales made in yen accounted for less than 4% of sales for each of the last three years. The net currency exposure has decreased marginally in 2000 as a lower percentage of material purchases were made in yen.

     Based on oral agreements with its customers which are customary in the industry, the Company believes its customers will accept an increase in the selling price of manufactured products if the exchange rate of the Japanese yen appreciates beyond a range of 5% to 10% although such customers may also request a decrease in selling price in the event of a depreciation of the Japanese yen. The refusal of a large customer to honor these oral agreements in the event of a severe adverse fluctuation of the Japanese yen would materially and adversely affect the Company's operations. Additionally, there may be a considerable time lag between the time of the fluctuation and the adjustment of product prices.

     Approximately 12.9% of the Company's expenses were in Chinese renminbi in 2000. Approximately 3.7% and 21.5%, respectively, of the Company's revenues and expenses were in Hong Kong dollars during 2000. An appreciation of the renminbi or Hong Kong dollar against the U.S. dollar would increase the expenses of the Company when translated into U.S. dollars and could adversely affect profit margins. A devaluation in the renminbi or Hong Kong dollar would decrease expenses. Although the Company expects that it may initially benefit from such devaluations through their effect of reducing expenses when translated into U.S. dollars, such benefits could be outweighed if it causes a destabilizing downturn in economy of China or Hong Kong, creates serious domestic problems in China, increases borrowing costs, or creates other problems adversely affecting the Company's business.

     The Company's financial results have been affected this year and in the past by currency fluctuations, resulting in total foreign exchange gains/(losses) of approximately $51,000 in 2000, ($413,000) in 1999, and $394,000 in 1998.

     From time to time, the Company attempts to hedge its currency exchange risk. During 2000, 1999 and 1998, the Company recorded charges of $304,000, $566,000 and $840,000 on the write-off of option premiums purchased as a hedge against the appreciation of the Japanese yen and the decline of the Hong Kong dollar respectively. The Company is continuing to review its hedging strategy and there can be no assurance that Nam Tai will not suffer losses in the future as a result of currency hedging.

     COMPETITION

     General competition in the contract electronic manufacturing industry is intense characterized by price erosion, rapid technological change, and competition from major U.S. and international companies. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Over the last several years our profit margins have declined substantially, from 24.3% for 1998, to 17.2% for 1999 and to 14.8% for 2000. The primary reasons for this decline has been our strategy to enter a less competitive market place for more advanced subassemblies and components which is more capital intensive and has a more complex manufacturing processes. This strategy has reduced relative sales of higher margin finished goods such as calculators, electronic organizers, and linguistic products. In addition, there has been a lowering of unit prices for finished goods because of the increasingly competitive environment. If we cannot increase sales of our lower margin products, or if we are forced to continue to lower our prices, our net sales and gross margins will decline. If we cannot stem the decline in our gross margins, our financial position may be harmed and our stock price may decrease.

     The Company has four competitors in the manufacture of its traditional product lines of calculators, personal organizers and linguistic products - Kinpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.), Inventec Co. Ltd., Asustek and Compal. There are numerous competitors in the telecommunication, subassemblies and components product lines. In addition, the Company competes with the in-house manufacturing capabilities of current and potential customers who evaluate Nam Tai's capabilities against the merit of manufacturing products internally. Many of Nam Tai's competitors have greater financial, technical, marketing, manufacturing, vertical integration, and personnel resources and there can be no assurance that Nam Tai will continue to compete successfully with these organizations.

     SHORTAGES OF COMPONENTS

     A substantial majority of our net sales are derived from turnkey manufacturing in which we are responsible for purchasing components used in manufacturing our customers products. We generally do not have long-term agreements with suppliers of components. This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from our agreements with our customers. Accordingly, component price changes could seriously harm our operating results.

     At various times, there have been shortages of some of the electronic components that we use, and suppliers of some components have lacked sufficient capacity to meet the demand for these components. In some cases, supply shortages and delays in deliveries of particular components resulted in curtailed production, or delays in production, of assemblies using that component, which contributed to an increase in our inventory levels and reduction in our sales margins. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing and shipping delays, which could harm our relationships with current or prospective customers and reduce our sales. There can be no assurance that any future allocation or shortages would not have a material adverse effect on the Company's results of operations.

     ENVIRONMENTAL REGULATIONS

     Nam Tai's operations create small amounts of environmentally sensitive waste that may increase in the future depending on changes in our operations. The general issue of the disposal of hazardous waste has received increasing focus from national, state, local, and international governments and agencies and has been subject to increasing regulation. The Company's results of operations could be adversely affected if Nam Tai were required to increase expenditures to comply with new environmental regulations affecting its operations.

     DEPENDENCE ON NEW PRODUCTS AND TECHNOLOGIES

     Nam Tai operates in rapidly changing industries. Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. As a result, we will be required to expend substantial funds for and commit significant resources to engage additional engineering and other technical personnel; and purchase advanced design, production, and test equipment.

     Our future operating results will depend to a significant extent on our ability to continue to provide new product solutions that compare favorably on the basis of time to introduction, cost, and performance with the design and manufacturing capabilities of OEMs and competitive third-party suppliers. Our success in attracting new customers and developing new business depends on various factors, including the following:

     o    utilization of advances in technology;
     o    innovative development of new solutions for customer products;
     o    efficient and cost-effective services; and
     o timely completion of the design and manufacture of new product solutions.

     TECHNOLOGICAL CHANGES AND PROCESS DEVELOPMENT

     The market for the Company's manufacturing services is characterized by rapidly changing technology and continuing process development. The Company is continually evaluating the advantages and feasibility of new manufacturing processes. The Company believes that its future success may depend upon its ability to develop and market manufacturing services which meet changing customer needs, maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. There can be no assurance that the Company's process development efforts will prove successful. There is a learning curve that must be overcome when any new technologies are introduced. Failure to integrate the new technology on a timely basis may occur resulting in reduced production, lost sales, lower gross margins and losses.

     RISKS ASSOCIATED WITH POTENTIAL FUTURE ACQUISITIONS

     An important element of the Company's strategy is to acquire companies that would complement the Company's existing products and services, augment its market coverage and sales ability or enhance its technological capabilities. Accordingly, the Company has acquired businesses in the past and may acquire additional businesses, products or technologies in the future. Acquisitions by the Company could result in charges similar to those incurred in connection with the 1998 acquisition of Albatronics (Far East) Company Limited ("Albatronics"), and the October 2000 acquisition of the JIC Group of Companies which are discussed in Item 5 "Operating and Financial Review and Prospects" potentially dilutive issuances of equity securities; the incurrence of debt and contingent liabilities; and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, financial condition and results of operations and/or the price of the Company's Common Shares. Acquisitions entail numerous risks, including the assimilation of the acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which the Company has no or limited prior experience, the potential loss of key employees of acquired organizations, increased debt loads, and an increased risk of litigation. Management has limited experience in assimilating or managing acquired organizations. There can be no assurance as to the ability of the Company to successfully integrate the products, technologies or personnel of any acquired business now or in the future, and the failure of the Company to do so could have a material adverse affect on the Company's business, financial condition and results of operations.

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

     VOLATILITY OF MARKET PRICE OF COMPANY'S SECURITIES

     The markets for equity securities have been volatile and the price of the Company's Common Shares has been and could continue to be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Shares by officers, directors and principal shareholders of the Company, news issued from affiliated companies, customers, suppliers or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. These same factors can be expected to affect the market price of the Company's Warrants that were publicly issued in late November 1997. Certain events, such as the issuance of Common Shares upon the exercise of the Warrants or other outstanding stock options or warrants of the Company could also adversely affect the prevailing market prices of the Company's securities.

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

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF NAM TAI

     Nam Tai Electronics, Inc. was incorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. The Company's corporate administrative matters are conducted in the British Virgin Islands through its registered agent, McW. Todman & Co., McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located in the Hong Kong Special Administrative Region ("Hong Kong"), of the People's Republic of China ("China"). Its address is Suite 4, 9/F., Tower 1, China Hong Kong City, 33 Canton Road, TST, Kowloon, Hong Kong and its telephone number is (852) 2341-0273.

     Nam Tai was incorporated in the British Virgin Islands principally to facilitate trading in its shares. The government of Hong Kong imposes stamp duty on the transfer of shares equal to 0.225% of the value of the transaction. There is no such stamp duty imposed by the British Virgin Islands. The Company was organized in this manner to avoid any such requirements for the collection of stamp duties for share transactions.

     Nam Tai's predecessor company was founded in 1975 by M. K. Koo, Nam Tai's Senior Executive Officer, Corporate Strategy Finance and Administration as an electronics trading company. The company later shifted its focus to electronics manufacturing. In order to capitalize on opportunities offered by the newly opened "Special Economic Zones" in southern China Nam Tai moved its manufacturing facilities to China in 1980 and in 1987 relocated to Shenzhen, China to take advantage of lower overhead costs, lower material costs and competitive labor rates, hence positioning itself as a low-cost, high-volume, high-quality electronics manufacturer.

     In 1978, Mr. Koo began recruiting operating executives from the Japanese electronics industry, a move that laid the foundation for Nam Tai's future success. These executives brought years of experience in Japanese manufacturing methods, which emphasize quality, precision, and efficiency in manufacturing. Senior management currently includes a team of Japanese professionals who provide technical expertise and work closely with both the Company's Japanese component suppliers and customers.

     For a number of years, Nam Tai specialized in manufacturing large-volume, hand-held digital consumer electronics and established a leading position in electronic calculators and handheld organizers for OEMs such as Texas Instruments Incorporated and Sharp Corporation. Over the years, Nam Tai has developed into a turnkey electronic manufacturing services provider and broadened its product mix to include a range of digital products for business and personal use, as well as key components and subassemblies for advanced telecommunications products. In August 1999, the Company established Nam Tai Telecom (Hong Kong) Co. Ltd. to target the rapidly expanding market for telecommunications end products including 900 MHz cordless phones and family radio systems.

     DEVELOPMENTS IN 2000

     On January 13, 2000 Nam Tai and Toshiba Battery Co., Ltd. completed a joint investment agreement for the establishment of BPC (Shenzhen) Co., Ltd., ("BPC") a wholly foreign owned enterprise in Shenzhen, China. Nam Tai owns a 86.7% interest in BPC, investing $1.3 million in cash for that interest. BPC was established in March 2000 and Nam Tai has located BPC manufacturing operations within Nam Tai's existing manufacturing complex and it is now manufacturing and, through Toshiba, selling rechargeable lithium ion battery packs - a key component required for cellular phones.

     In February 2000, Nam Tai began selling its 20% interest in Group Sense (International) Ltd. ("Group Sense"). For its interest, Nam Tai received an aggregate of $28,089,000 in cash, resulting in a gain on the sale of $10,781,000.

     In September 2000 Nam Tai acquired a 5% indirect shareholding in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd. through the acquisition of 25% of the outstanding shares of Mate Fair Group Limited, an investment holding company owning a 20% shareholding interest in the communications companies. These companies are engaged in manufacturing, distributing and trading of digital mobile phones and accessories in China and overseas markets and are licensed to manufacture cellular phones using the Global System for Mobile Communications, or GSM, in China. GSM is an open, non-proprietary system that permits wireless telephone users international roaming capability and allows seamless and same standardized same number contactability in more than 150 countries.

     In September 2000, Nam Tai purchased 500,000 common shares in Deswell Industries Inc. ("Deswell") representing approximately 9% of the outstanding shares of Deswell at the time of the purchase. Deswell is an independent manufacturer of injection-molded plastic parts and components, electronic products and subassemblies and metallic molds and accessory parts for original equipment manufacturers, or OEMs, and contract manufacturers. Like Nam Tai, Deswell's manufacturing facilities are located in China. Deswell's common shares are traded on The Nasdaq National Market under the symbol "DSWL."

     In October 2000, Nam Tai acquired all of the outstanding shares of the J.I.C. Group of companies ("JIC"). JIC is engaged in the manufacture and marketing of transformers and liquid crystal display ("LCD") panels, a key component for a variety of consumer electronic products. Of the purchase price of $32.8 million, Nam Tai paid $11.0 million in cash and issued 1.16 million of its common shares. Nam Tai expects the acquisition of JIC to help alleviate Nam Tai's LCD supply concerns and permit Nam Tai to expand its chip on glass LCD module business in the future. The founders and senior management of JIC have each signed a three-year service agreement with Nam Tai and have agreed to a two-year lock up agreement on the shares issued by Nam Tai for this acquisition.

     An important element of the Company's strategy is to acquire companies that would complement the Company's existing products and services, augment its market coverage and sales ability or enhance its technological capabilities. Accordingly, the Company may acquire additional businesses, products or technologies in the future.

     CAPITAL EXPENDITURES

     Principal capital expenditures and divestitures over the last three years include the following:


                                                                         2000             1999              1998
                                                                         ----             ----              ----
Property, plant and equipment (net)                                 $  3,579,000     $ 17,888,000      $  4,699,000
Investment in subsidiaries and affiliated companies                   36,319,000          951,000        26,259,000
Disposition of affiliated companies and investments                 (28,089,000)           -            (2,132,000)


     Principal capital expenditures currently in progress consist of amounts budgeted at approximately $25 million. This includes $10 million for the purchase of new production equipment and $15 million for the construction of a five-story factory building within the Company's existing manufacturing complex to manufacture electronic products. The new building has been designed for approximately 138,000 square feet, including an additional clean room to house the Company's advanced chip on glass and chip on board equipment, room for additional surface mount technology production lines, and office space for the research and development department. Completion of construction is expected before the end of 2001 with normal operations commencing from March 2002. The $15 million budget for the new factory includes approximately $8 million for the building and $7 million for the purchase and installation of associated furniture, fixture and equipment.

     BUSINESS OVERVIEW

     Nam Tai provides design and manufacturing services OEMs of telecommunication and consumer electronic products and components. Nam Tai's largest customers include Texas Instruments Incorporated, Epson Precision (HK) Ltd, Sharp Corporation and Seiko Instruments Inc. The Company's principal design and manufacturing operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Products manufactured by Nam Tai include, telecommunication products, palm-sized PC's, personal digital assistants, electronic dictionaries, calculators and smart card readers. It also manufactures electronic components and subassemblies including LCD panels, transformers, and LCD modules used in the manufacture of cellular phones and various other electronic products including, copiers, fax machines, electronic toys, and microwave ovens. In 2000, Nam Tai began manufacturing lithium ion and nickel metal hydride rechargeable battery packs that are used in cellular phones as part of a joint venture investment with Toshiba.

     Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on glass ("COG"), chip on board ("COB"), multichip modulators ("MCM"), surface mount technology ("SMT"), ball grid array ("BGA"), tape automated bonding ("TAB"), outer lead bonding ("OLB") and anisotropic conductive film ("ACF") heat seal technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company uses radio frequency ("RF") and digitally enhanced cordless telephone ("DECT") technologies in the production of various telecommunication products. The Company also provides original design manufacturing ("ODM") whereby it develops and designs proprietary products, which are sold by OEM customers. Nam Tai also provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

     The location of Nam Tai's facilities in Shenzhen, about 30 miles from Hong Kong, provides the Company with access to Hong Kong's infrastructure of communication and banking. This also facilitates transportation of the Company's products out of China through the port of Hong Kong. The Company emphasizes high responsiveness to the needs of OEM customers through the development and volume production of increasingly sophisticated and specialized products. The Company seeks to build long-term relationships with its customers through high quality standards (supported by ISO 9001 Certification), competitive pricing, strong research and development support, advanced assembly processes and high volume manufacturing, and with key suppliers through volume purchasing and reliable forecasting of component purchases. The Company believes that the potential for increased manufacturing outsourcing by Japanese and U.S. OEMs in China is substantial and that it is in a position to take advantage of this because of its available production capacity and experience. Management believes Nam Tai's record of providing timely delivery in volume of high-quality, high technology, low-cost products builds close customer relationships and positions the Company to receive orders for more complex products. As the Company grows, management will seek to maintain a low cost structure, reduce overhead where possible and continuously strive to improve its manufacturing quality and processes.

     ELECTRONIC MANUFACTURING SERVICES INDUSTRY OVERVIEW

     During the 1970s and 1980s, global electronics OEMs used outsourcing companies to provide low value-added electronic component assembly. Since then, electronic manufacturing service, or EMS, companies have grown into turnkey providers with a full spectrum of offerings including design and engineering support, supply chain management, end-order fulfillment, and after-sales services. According to Technology Forecasters, the global electronics manufacturing and related services industry is expected to grow at a compounded annual growth rate of 27%, from $78 billion in revenues in 1999, to $260 billion in 2004.

     GROWTH IN KEY END-MARKETS

     EMS providers' growth is directly related to the growth rates of their customers' end-markets. Nam Tai has targeted its products toward the cellular phone handset and personal organizer end-markets. According to Ovum Ltd. estimates, the worldwide cellular phone handset market is expected to grow at a 24% compound average growth rate from 330 million units in 2000 to 788 million units in 2004, with handset revenues increasing from $50.2 billion to $122.0 billion in the same period. Growth in handset sales is driven by new subscriber growth and increasingly by handset replacement. In mature markets such as Japan, Italy, and Scandinavia, the average life of a handset has dropped to just over one year. Worldwide, replacement handsets accounted for nearly 40% of handset sales in 1999, and are nearing 50% in 2000.

     According to International Data Corp., the worldwide handheld personal organizer market is forecasted to grow from 7.1 million units in 2000 to 19.1 million units in 2004, with revenues increasing from $3.1 billion to $6.7 billion, respectively. Growth in handheld personal organizer sales will be driven by the integration of various applications such as telephony, messaging, browsers, and Personal Information Managers (PIMs) into handheld devices.

     INCREASED UTILIZATION OF EMS COMPANIES

     In recent years, OEMs have increasingly looked to outsource a higher percentage of their manufacturing-related functions to third parties in order to focus on their core competencies. This trend has been driven by competitive pressures facing OEMs, which include shortened product life cycles, global competition, high quality expectations combined with increasingly complex technologies, and constant pressure on profits and pricing. These competitive pressures have forced OEMs to maximize efficient asset utilization, cost reduction, flexibility, rapid time-to-market and rapid time-to-volume, driving the outsourcing trend. Established OEMs are increasingly outsourcing a broadening array of complex design and manufacturing services to EMS providers. In addition, emerging companies typically maintain little or no internal manufacturing capability, relying instead on the manufacturing resources of sophisticated EMS providers.

     Outsourcing has led to growth among EMS companies, which are increasing their percentage of system built through stronger supplier relationships with OEMs or by acquiring manufacturing assets divested by OEMs. According to Technology Forecasters, the expansion of the market for EMS is evident in the rise of outsourcing as a percentage of OEMs' cost of goods sold, which has increased from approximately 9% in 1994 to 11% in 1999 and is projected to reach 26% by 2004.

     Most EMS companies are just now beginning to gain business from top international OEMs. However, the future potential here is significant; as European, South American, and Asian companies move to outsourcing, growth could be substantial. In particular, according to The Worldwide Electronics Assembly Market, it is estimated that the electronics assembly market in Japan was worth $124.9 billion in 2000, or 18% of the world market. The Japanese electronics industry is at the very early stages of disintegrating their business models, representing an enormous opportunity for the EMS industry.

     PRODUCTS

     The Company operates principally in the consumer electronic product segment of the electronics manufacturing services industry. The following table sets forth the percentage of net sales of each of the Company's product lines for the years ended December 31, 2000, 1999, and 1998.

                                                       Year ended December 31,
                                                     ---------------------------
Product Line                                           2000     1999      1998
-------------------------------------------------    --------- -------- --------
Subassemblies and components                             45%       34%      24%
Electronic calculators                                   29        35       60
Personal digital assistants and linguistic products      17        23       15
Telecommunications                                        7         6        -
Other products and services                               2         2        1
                                                     --------- -------- --------
                                                        100%      100%     100%
                                                     ========= ======== ========

Subassemblies and Components
----------------------------

     Nam Tai manufactures and sells the following subassemblies and components:

     o Liquid crystal display, or LCD, modules to display information as part of such products as cellular telephones, telephone systems, copiers and facsimile machines;
     o Control panel modules for incorporation into microwave ovens and copier machines;
     o Large scale integrated circuits, or LSIs bonded on printed circuit boards, or PCBs, which are incorporated into such products as telecommunication products, electronic toys and games;
     o Lithium ion and nickel metal hydride rechargeable battery packs for use in cellular phones;
     o    LCD panels; and
     o    Transformers

     Battery pack production and sales commenced in June of 2000 with the majority of the sales occurring in the fourth quarter of 2000. Sales of LCD panels and transformers are included from October 2000 with the acquisition of the JIC Group of Companies. For 2000, sales of battery packs, LCD panels, and transformers accounted for 3%, 3%, and 2% respectively of total sales. It is expected that all three products will account for a larger percentage of total sales in year 2001.

Electronic Calculators
----------------------

     The Company manufactures a wide range of electronic calculators that include basic function calculators, desktop display style, scientific, and advanced graphic calculators.

Personal Digital Assistants and Linguistic Products
---------------------------------------------------

     The Company produces various types of digital management devices that include pocket personal computer, or PPCs, personal digital assistants, or PDAs, electronic organizers, and linguistic products. PPCs are pre-installed with a Chinese version of Microsoft's windows CE software with pocket Inbox and pocket Word for email and word processor functions and input by keyboard in display or handwriting recognition. Electronic organizers provides practical features particularly contact directories, scheduler, clock, memo pad, calculator, and in PDA's more advance features like email, to do list, financial management, games, sketches, and extension slots for other accessories. The linguistic products manufactured by Nam Tai include dictionary, spell checkers, and language translators, including some models with voice functions.

Telecommunication Products
--------------------------

     The Company produces 900 MHz cordless telephones and family radio systems ("FRS") from its existing manufacturing facility in Shenzhen, China. Future products to be developed over the next two years may include digitally enhanced cordless telephones, 2.4 GHz high frequency telecommunication products, and PDA phones.

Other Products and Services
---------------------------

     Other products and services provided by Nam Tai include:

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

     IC Card Balance Readers. IC card balance readers are hand-held devices used to check information contained on the IC, or "Smart" cards. IC cards are being developed by certain major banks in Europe and North America as an alternative to the use of cash and mass production of the card readers has not started as the "Smart Cards" are currently still undergoing market testing. Nam Tai has developed and manufactured a number of prototype card reader models, which are used for market testing purposes.

     GEOGRAPHIC MARKETS

     Approximate percentages of net sales to customers by geographic area based upon location of product delivery are set forth below for the periods indicated:


                                     Year ended December 31,
                            ------------------------------------------
Geographic Areas                2000           1999           1998
------------------------    ------------   ------------   ------------
Hong Kong                          46%            35%             9%
North America                      24             30             47
Europe                              9             18             18
Japan                               9             12             22
Other                              12              5              4
                             ------------   ------------   ------------
                                  100%           100%           100%
                             ============   ============   ============


The Company's sales and operating results are often affected by seasonality during the second and third quarters in anticipation of the start of the school year and Christmas buying season and in the first quarter resulting from both the closing of the Company's factories in China for one-half of a month for the Chinese New Year holidays and the general reduction in sales following the holiday season.

     CUSTOMERS

The Company's OEM customers include the following entities which market Nam Tai's products under their own brand name or where no brand name is shown, incorporate the Company's products into their products:


                                                                                                       Customer
               Customer                     Brand Name              Product                              Since
               --------                     ----------              -------                              -----
Asahi Corporation                             Casio           Cordless telephones                        1999
(subsidiary of Casio Computer Co., Ltd.)

Canon, Inc.                                   Canon           Personal organizers and calculators        1988

Casio Computer (Hong Kong) Limited            Casio           Aluminum panels and PVC wallets            1994

Epson Precision (HK) Ltd.                     -----           LCD Modules for cellular (mobile)          1997
                                                              phones
General Electric (China) Co., Ltd. and        -----           Silk screening                             1996
General Electric International Inc.

Headline Electronics Co., Ltd.                Radio Shack     Family radio systems                       2000
                                              Midland

Kanda Tsushin Kogyo Co., Ltd.                 -----           Caller ID function phones                  2000
(affiliate of Fujitsu)

Legend (Beijing) Co. Ltd.                     Legend          Palm-sized PC with Microsoft               1999
                                                              Wind-ows CE Chinese version software
Master S.P.A.                                 -----           Cordless phones                            2000

Matsushita Electronics Corporation            -----           IC card readers                            1994
(Matsushita Battery Industrial Co. Ltd)

Metro MGE Einkauf GmbH                        -----           Cordless phone                             2000

Nitsuko (HK) Co. Ltd.                         -----           PCB modules for telecommunications         1995
                                                              systems
Optrex Corporation                            -----           Assemblies for LCD modules                 1994

Premier Precision Ltd.                        Citizen         Silk screening and aluminum panel          1993

Sanyo Electric (H. K.) Ltd.                   Sanyo           Silk screening                             1988

Seiko Instruments Inc.                        Seiko, SII      Personal organizers and linguistic         1991
                                                              products
Sharp Corporation                             Sharp           Personal organizers, calculators and       1989
                                                              control panel modules
Sony Corporation                              Sony            Electronic dictionaries and                1999
                                                              rechargeable battery packs
Texas Instruments Incorporated                Texas           Personal organizers and calculators        1989
                                              Instruments
Toshiba Battery Company Ltd.                  -----           Rechargeable battery packs for             2000
                                                              cellular phones
Shunde Whirlpool Electrical Appliance         Whirlpool       Silk screening/microwave oven              1998
Company Limited of China                                      control panels

     At any given time, different customers account for a significant portion of Nam Tai's business. Percentages of total sales to customer vary from year to year and may fluctuate depending on the timing of production cycles for particular products. Sales to Epson Precision (HK) Ltd., Seiko Instruments Inc., Sharp Corporation and Texas Instruments Incorporated, the only customers accounting for 10% or more of sales in 2000 were as follows:

                                                         Year ended December 31,
                                               --------------------------------------------
                                                 2000             1999              1998
                                               --------         ---------         ---------
Texas Instruments Incorporated                   23.9%             26.2%            44.2%
Epson Precision (HK) Ltd.                        23.8              21.5              N/A
Sharp Corporation                                14.7              30.2             32.0
Seiko Instruments Inc.                           10.0               N/A              N/A
                                               --------         ---------         ---------
                                                 72.4%             77.9%            76.2%
                                               ========         =========         =========

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

     MANUFACTURING

     Nam Tai utilizes the following production techniques:

     o Chip On Glass ("COG"): A process that connects integrated circuits directly to LCD panels without the need for wire bonding. This technology is used to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. At December 31, 2000, the Company employed five COG machines and plans to acquire four additional systems in the first half of 2001.

     o Chip On Board ("COB"): A technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. COB is used in the assembly of consumer products such as calculators, personal organizers and translators. At December 31, 2000, the Company employed 83 COB machines.

     o Surface Mount Technology ("SMT"): A process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. SMT is used for products such as electronic dictionaries and language translators. At December 31, 2000, the Company employed 16 SMT lines.

     o Ball Grid Array ("BGA"): A method of mounting an integrated circuit or other component to a printed circuit board. Rather than using pins, the component is attached to the circuit board with small balls of solder at each contact. This method allows for greater component density and is used in printed circuit boards ("PCB") with higher layer counts. At December 31, 2000, the Company employed 10 BGA machines.

     o Outer Lead Bonding ("OLB"): An advanced technology used to connect PCBs and large-scale integrated circuits with a large number of connectors. It is used in complex miniaturized products, such as high-memory PDAs. At December 31, 2000, the Company employed three OLB machines.

     o Tape Automated Bonding ("TAB") with Anisotropic Conductive Film ("ACF"): A cutting-edge heat sealing technology that connects an LCD with an integrated circuit in very small LCD modules, such as those in cellular phones and pagers. At December 31, 2000, the Company employed seven TAB with ACF machines.

In addition, at December 31, 2000, the Company employed six rechargeable battery pack assembly lines.

The Company's manufacturing operations are based on shifts of eight or ten hours, with the number of shifts depending on production volume. At full capacity, manufacturing lines operate on two or three consecutive shifts.

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

     The Company's manufacturing facilities have maintained ISO 9002 Certification since December 1993 and ISO 9001 Certification since February 1996. The "ISO" or International Organization for Standardization, is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which was the first quality system standard to gain worldwide recognition, requires a company gather, analyze, document, monitor and make improvements where needed. The Company's receipt of ISO 9001 Certification demonstrates that the Company's manufacturing operations meet the most demanding of the established world standards. The Company's main manufacturing facilities recently received the ISO 14001 certification, a standard published in 1996 by the International Organization for Standardization that provides a structured basis for environmental management control.

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

     LCDs are readily available from many manufacturers and the Company in the past used two major suppliers, Epson Hong Kong Ltd. and Sharp Corporation. In the future, some LCD supplies may be produced internally. PCBs and other circuit boards are purchased from circuit board manufacturers in Hong Kong, China and solar cells are purchased from Matsushita Battery Industrial Company Ltd. Batteries are standard "off-the-shelf" items, generally purchased in Hong Kong from agents of Japanese manufacturers. The Company also purchases various mechanical components such as plastic parts, rubber keypads, PCBs and packaging materials locally in China. Management believes the low costs for locally supplied parts adds to the Company's competitive advantage.

     Certain components may be subject to limited allocation by certain of Nam Tai's suppliers. During 2000 there was an industry-wide shortage of components in the electronics industry as supply was unable to satisfy growing world demand. In some cases, supply shortages and delays in deliveries of particular components resulted in curtailed production, or delays in production of assemblies using that component, which contributed to an increase in our inventory levels and reduction in our sales margins. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing and shipping delays, which could harm our relationships with current or prospective customers and reduce our sales. There can be no assurance that any future allocation or shortages would not have a material adverse effect on the Company's results of operations.

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

     The majority of the Company's production is based on forecasts received from OEM customers covering the next six month period, the first three months of which are scheduled shipments. These forecasts are reviewed and adjusted, where necessary, at the beginning of each month with confirmed orders covering the first three months. In many cases, confirmed orders are supported by letters of credit and may not be canceled once confirmed without the customer becoming responsible for all costs of the remaining components included in inventory for that order. During the years ended December 31, 2000, 1999, and 1998 the Company did not suffer a material loss resulting from the cancellation of an OEM customer confirmed order.

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

     RESEARCH AND DEVELOPMENT

     The Company continues to place an increased emphasis on research and development that provides greater service to OEM customers and assists in design and development of future products. Research and development expenses increased to $3,489,000, or 1.6% of sales in 2000 up from $2,624,000 or 1.8% of sales in
1999. The increase is related to (1) the Company's customers requesting the Company to bear increased responsibility for development charges; (2) the establishment of telecommunication research and development in the Shenzhen factory; and (3) requirement to devote a specified amount to research and development in order to obtain the designation of a "High and New Technology Enterprise" in China.

     ODM DEVELOPMENT

     Nam Tai has focused special attention on furthering the research and development capabilities of its engineering division. This includes retaining two senior executives to oversee the development of Nam Tai's product development capabilities. The Company plans to continue acquiring state-of-the-art design equipment and enhancing its technological expertise through continued education for all engineers and further recruiting of system engineers.

     The Company provides the facilities and expertise to assist in new product research and development, offering its customers program design for microprocessors, enhanced software design and development services.

     In the ODM business, Nam Tai is responsible for the design and development of new products, the rights to which it owns. Nam Tai sells these products to OEM customers to be marketed to end users under the customers' brand names. To date the Company has successfully developed a number of electronic dictionaries, cordless telephones, and calculator products. There can be no assurance that Nam Tai's efforts to expand or maintain the ODM business will be successful or that it will achieve material revenues or profits from its efforts.

     COMPETITION

     General competition in the contract electronics manufacturing industry is intense characterized by price erosion, rapid technological change, and competition from major U.S. and international companies. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. The Company has four competitors in the manufacture of its traditional product lines of calculators, personal organizers and linguistic products - Kinpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.), Inventec Co. Ltd., Asustek and Compal. There are numerous competitors in the telecommunication, sub-assemblies and components product lines. In addition, the Company competes with the in-house manufacturing capabilities of current and potential customers who evaluate Nam Tai's capabilities against the merit of manufacturing products internally. Many of Nam Tai's competitors have greater financial, technical, marketing, manufacturing, vertical integration, and personnel resources and there can be no assurance that Nam Tai will continue to compete successfully with these organizations.

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

     ORGANIZATIONAL STRUCTURE

     The Company is a holding company for Nam Tai Electronic & Electrical Products Ltd. and J.I.C. Group (B.V.I.) Ltd. and their subsidiaries. See Note 15 of Notes to Consolidated Financial Statements appearing in Item 18 of this Report. The chart below illustrates the organizational structure of the Company and its significant operating subsidiaries. J.I.C. Group (B.V.I.) Ltd. is currently undergoing a corporate reorganization and the below chart depicts the proposed new structure.


                                                          --------------------------------------
                                                         /              Nam Tai                 /
                                                         /         Electronics, Inc.            /  -----------------------------
                                                         / (Incorporated in the British Virgin  /                              /
                                                         /     Islands & listed on NASDAQ)      /                              /
                                                          -------------------------------------                                /
                                                                          /                                                    /
                                                                          /                                                    /
                                                                          /                                                    /
                                                 ---------------------------------------------------------                     /
                                                 /                                                       /                     /
                                                 / 100%                                                  / 100%                /
                                      ---------------------------                       -------------------------------        /
                                    / Nam Tai Electronic &       /                     /   J.I.C. Group (B.V.I.) Ltd.  /       /
------------------------------------/ Electrical Products Ltd .  /                     /     (Incorporated in the      /       /
/                                   / (Incorporated in Hong Kong)/                     /     British Virgin Islands)   /       /
/                                    ---------------------------                        -------------------------------        /
/                                                /                                                       /                     /
/                                                /                                                       /                     /
/          -----------------------------------------------------------------                    ------------------             /
/         /                      /                    /                     /                  /                 /             /
/         /  100%                /  100%              /  86.67%             /  100%           /  100%           /  100%        /
/      ---------------     ----------------    ---------------    -----------------      --------------    --------------      /
/     /  Namtai       /   /    Nam Tai     /  /      BPC      /  / Zastron Plastic /    / J.I.C.       /  /  J.I.C.      /     /
/     / Electronic    /   /     Telecom    /  /   (Shenzhen)  /  / & Metal Products/    / Enterprises  /  /  Electronics /     /
/     / (Shenzhen)    /   /   (Hong Kong)  /  /    Co. Ltd.   /  / (Shenzhen) Ltd. /    /(Hong Kong)   /  /   Co. Ltd.   /     /
/     /  Co. Ltd.     /   /     Co. Ltd.   /  / (Incorporated /  / (Incorporated in/    /   Ltd.       /  /(Incorporated /     /
/     / (Incorporated /   /  (Incorporated /  /  in the PRC)  /  /    the PRC)     /    /(Incorporated /  / in Hong Kong)/     /
/     / in the PRC)   /   /   in Hong Kong)/   --------------     ----------------      / in Kong Kong)/   --------------      /
/ 75%  --------------      ----------------                                              --------------          /             /
/           /                                                                                 /                  /             /
/           / 25%                                                                             / 100%             / 100%        /
/      --------------                                                                   ---------------    --------------      /
/     /   Shenzhen   /                                                                 / A new company /  / Jieyao       /     /
/     /    Namtek    /                                                                 / to be formed  /  / Electronics  /     /
/ --- /   Co. Ltd.   /                                                                 / by the merger /  / (Shenzhen)   /     /
      / (Incorporated/                                                                 / of Jetup      /  / Co. Ltd.     /     /
      /  in the PRC) /                                                                 / Electronic    /  / (Incorporated/     /
       -------------                                                                   / (Shenzhen) Co./  / in the PRC)  /     /
                                                                                       / Ltd. and Jieda/    ------------       /
                                                                                       / Electronics   /                       /
                                                                                       / (Shenzhen)    /                       /
                                                                                       / Co. Ltd.      /                       /
                                                                                        --------------            -------------/
                                                                                                                  / 25%
                                                                                                          ------------------
                                                                                                         / *Mate Fair       /
                                                                                                         / Group Ltd.       /
                                                                                                         / (Incorporated in /
                                                                                                         /  the British     /
                                                                                                         /  Virgin Islands) /
                                                                                                          ------------------


*Nam Tai Electronics, Inc. acquired an indirect 5% interest in Huizhou TCL Mobile Communication Co., Ltd. and TCL Mobile Communication (HK) Co., Ltd. through its 25% interest in Mate Fair Group Ltd.

     The Company's significant operating entities are described below:

     Nam Tai Electronic & Electrical Products Limited
     ------------------------------------------------

     Nam Tai Electronic & Electrical Products Limited ("NTEE") was incorporated in November 1983 and became the holding company for Namtai Electronic (Shenzhen) Co. Ltd. and Zastron Plastic & Metal Products (Shenzhen) Ltd. in 1992. Marketing, customer relations and management operations are the main functions handled by NTEE.

     Namtai Electronic (Shenzhen) Co. Ltd.
     -------------------------------------

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

     Nam Tai Telecom (Hong Kong) Company Limited
     -------------------------------------------

     Nam Tai Telecom (Hong Kong) Company Limited ("NT Telecom") was established in August 1999, emerging from a successful acquisition of a Korea based telecommunication business. Located in the same office building as NTEE, NT Telecom develops and sells high frequency wireless telecommunication products.

     BPC (Shenzhen) Co. Ltd. ("BPC")
     -------------------------------

     In January 2000, Nam Tai, through NTEE, entered into a joint venture agreement with Toshiba Battery Co., Ltd. to produce and sell high-end, environmentally friendly, rechargeable lithium ion battery packs. Toshiba handles BPC's sales and its products are marketed under the Toshiba brand name. BPC is located in Nam Tai's existing manufacturing complex in Shenzhen. BPC began operations in May 2000.

     Zastron Plastic & Metal Products (Shenzhen) Ltd.
     ------------------------------------------------

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

     Shenzhen Namtek Co., Ltd.
     -------------------------

     Shenzhen Namtek Co., Ltd. ("Namtek") was organized in December 1995 as a limited liability company pursuant to the relevant laws of China. Namtek commenced operations in early 1996 developing and commercializing software for the consumer electronics industry, particularly for the Company's customers and for products manufactured or to be manufactured by Nam Tai. Namtek employs approximately 30 software engineers and provides the facilities and expertise to assist in new product development and research, enabling Nam Tai to offer its customers program design for microprocessors, enhanced software design and development services, and strengthening the Company's ODM capabilities.

     J.I.C. Group (B.V.I.) Ltd. ("JIC")
     ----------------------------------

     Nam Tai completed its acquisition of JIC in October 2000 for approximately $32.7 million in cash and stock. JIC has been a participant in the LCD marketplace since 1983, with almost 20 years of experience in manufacturing LCD panels. The company has a strong customer base, including Hitachi, Nanox, Vtech, Nishimura & Musen Denki, with revenues of $24.5 million and net income of $3.3 million for the fiscal year ended March 31, 2000. JIC's revenues are evenly divided between sales of LCD panels and transformers. JIC is a holding company for the four subsidiaries described below:

     J.I.C. Enterprises (Hong Kong) Ltd. ("JIC Enterprises")
     -------------------------------------------------------

     JIC Enterprises was established in 1983 and has been in the LCD business for almost 20 years. Originally a small trading company for LCD panels and electronics products, JIC Enterprises is now strategically focused on the sales and marketing of LCD panels and is responsible for customer relationship development.

     Jetup Electronic (Shenzhen) Co. Ltd. ("Jetup")
     ----------------------------------------------

     Jetup was incorporated in 1993 and handles the manufacturing and processing works of LCD panels through its factory plant in Baoan County, Shenzhen. Jetup will be merged with Jieda Electronics (Shenzhen) Co. Ltd. to form a new subsidiary of JIC.

     J.I.C. Electronics Co. Ltd. ("JIC Electronics")
     -----------------------------------------------

     JIC Electronics was established in 1994 and is engaged in the manufacturing and trading of transformers. JIC Electronics' transformer products are mainly used in various home appliances, including rice cookers, washing machines, lighting fixtures and video products. JIC Electronics is now commercializing its products to Japanese consumers who are the major end users of its products.

     Jieyao Electronics (Shenzhen) Co. Ltd. ("Jieyao")
     -------------------------------------------------

     Jieyao was incorporated in 1995 as a wholly foreign-owned enterprise with its factory located in Baoan County, Shenzhen. The company acts as another manufacturing arm of JIC's transformer division due to the expansion of the transformer business.

     Jieda Electronics (Shenzhen) Co. Ltd. ("Jieda")
     -----------------------------------------------

     Jieda was incorporated in 1992 as a wholly foreign-owned enterprise with its factory located in Baoan County, Shenzhen. The company is engaged in the manufacturing and processing of LCD panels.

     Mate Fair Group Ltd - 25% equity interest
     -----------------------------------------

     In September 2000, through the acquisition of a 25% interest in Mate Fair Group Ltd. Nam Tai acquired a 5% indirect shareholding in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd. (collectively "TCL Mobile"). TCL Mobile is engaged in manufacturing, distributing, and trading of digital mobile phones and accessories in China as well as overseas markets and is one of only 10 Chinese companies licensed to manufacture GSM cellular phones in China.

PROPERTIES, PLANTS AND EQUIPMENT

     British Virgin Islands
     ----------------------

     The registered office of the Company is located at McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at this office, through Nam Tai's registered agent, McW. Todman & Co. The Company neither owns nor leases property in the British Virgin Islands.

     Hong Kong
     ---------

     The Company's principal executive office is located at Suite 4, 9th floor, Tower 1, China Hong Kong City, 33 Canton Road, TST, Kowloon, Hong Kong with its marketing office located in the same building on the 15th floor. The combined rental rate is approximately $23,200 per month with the lease expiring on May 31, 2001. The Company owns 2,722 square feet of office space at Room 811, Tower B, Hunghom Commercial Centre, 37 Ma Tau Wai Road, Hunghom, Kowloon, Hong Kong which is used by the JIC Group of companies for administration and marketing.

     The Company owns a residential flat in Hong Kong that was purchased for total consideration of $1,850,000. This property was occupied by the previous Chairman of the Company, Mr. Murakami until December 1998 and is now occupied by Mr. Takizawa, Nam Tai's new Chairman, and forms part of his overall compensation. In addition, the

Company has purchased four additional residential flats in Hong Kong, two of which are still under construction, for a total consideration of $6,304,000 which will be used by senior management and form part of their compensation. See item 6. directors, senior management and employees .

     From 1984 to 1996, the Company owned approximately ten acres of land in Hong Kong carried on the books of the Company at its cost of approximately $523,000. In 1997 the Company sold approximately six acres of its land holdings for net proceeds of $5,750,000 realizing a gain of $5,548,000. In 1998 the Company sold approximately 0.6 acres of its land holdings for net proceeds of $815,000 realizing a gain of $795,000. In 1999 the Company sold 0.5 acres for net proceeds of $316,000 realizing a gain of $302,000. In 2000, the Company sold
0.6 acres for net proceeds of $372,000 realizing a gain of $355,000. The Company plans to sell the remaining land and pending the sale continues to carry the land at cost of approximately $136,000.

     Shenzhen, China
     ---------------

     Nam Tai's principal manufacturing complex is located in Baoan County, Shenzhen, China. It includes the original facility and Phase I of the factory expansion completed in May 1996. The original facility consists of 150,000 square feet of manufacturing space under a 15 year lease expiring in 2007. The rental rate is approximately $38,400 per month due to increase by 20% in August 2002. Phase I of the complex expansion is located on 286,600 square feet of leasehold land adjacent to the original facility. The lease for this land was purchased for approximately $2,450,000 in 1994 and has a term of 50 years. The new facility consists of 160,000 square feet of manufacturing space, 39,000 square feet of offices, 212,000 square feet of new dormitories, 26,000 square feet of full service cafeteria and recreation facilities and a swimming pool. The total cost of the new factory complex, excluding land, was approximately $21,800,000. The complex contains vacant land on which the Company in November 2000 commenced construction of another 138,000 square feet manufacturing facility that is scheduled to be operational in March 2002. See discussion on expansion in Items 4. Information on the Company - Capital Expenditures on page 12.

     In July 1999 the Company purchased a 280,000 square feet (approximately 6.5 acres) vacant lot bordering its current manufacturing complex located in Shenzhen, China at a cost of approximately $1.2 million. The lot is leasehold land with a term of 50 years. It is zoned industrial and the Company plans to use it to construct up to an additional 200,000 square feet of manufacturing, office or dormitory facilities.

     The Company also has a 26,000 square feet facility in Shenzhen, located approximately one mile from the manufacturing complex. This contains 28 apartment units to house certain factory managers who are married and have families.

     Nam Tai has three additional manufacturing facilities nearby in Shenzhen: two transformer factories and an LCD factory.

     Shenzhen Transformer Factory

     Nam Tai's transformer factory in Shenzhen was established in 1986 and has seven floors of manufacturing space totaling over 46,700 square feet. The facility produces hundreds of different models of transformers for use in computers, consumer electronics, automobiles, and other electrical appliances. The factory has an average monthly output of 1,200,000 units. Nam Tai is in the process of negotiating an extension of the lease for this factory, which expires in March 2001.

     Baoan Transformer Factory

     Nam Tai's transformer factory was built in 1999 and has two floors of manufacturing space totaling over 27,000 square feet. The factory has an average monthly output of 650,000 units. The facility is under a ten-year lease that expires on October 31, 2009.

     Baoan LCD Factory

     Nam Tai's LCD factory was built in 1997 and has over 104,300 square feet of manufacturing space. The facility produces LCD panels to the specifications of Nam Tai's OEM customers and has an average monthly output of 9,200,000 pieces. The facility is under a ten-year lease that expires on June 30, 2007.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward looking words including "expect", "anticipate", "believe" "seek", "estimate". Forward looking statements are not guarantees of Nam Tai's future performance or results and the Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3. Key Information - "Risk Factors". This section should be read in conjunction with the Company's Consolidated Financial Statements included as Item 18 of this report.

OPERATING RESULTS

General
-------

     The Company derives its revenues principally from the design and manufacturing services to original equipment manufacturers ("OEMs") of consumer electronic products and components. Products manufactured by Nam Tai include, telecommunication products, palm-sized PC's, personal digital assistants, electronic dictionaries, calculators and smart card readers. It also manufactures electronic components and subassemblies including liquid crystal display ("LCD") panels, transformers, and LCD modules used in the manufacture of cellular phones and various other electronic products including, copiers, fax machines, electronic toys, and microwave ovens. It also manufactures lithium ion and nickel metal hydride rechargeable battery packs which are used in cellular phones.

     Management believes sales of personal organizers, electronic dictionaries and calculators to its OEM customers will continue to be an important line of business; however, telecommunication products and components, including LCD modules and rechargeable battery packs for cellular phones, along with new products will continue to be an increasing proportion of total revenue in the future. See Item 4. Information on the Company - Products on page 14

     The consumer electronics industry is very competitive and the Company is continuously under pressure to lower the selling price of its existing product lines. In response to these pressures, the Company seeks to reduce its material costs by negotiating lower prices on components and upgrading its technology and human resources in order to be capable of manufacturing more advanced and specialized products with higher unit margins. It also strives to improve customer and supplier relations and production quality. The Company desires to produce more advanced and specialized products as management believes that there is more growth potential in more advanced products due to the complexity involved in manufacturing and the lower number of direct competitors. There can be no assurance that the Company will be successful in obtaining business for such products and failure to move into more advanced products may result in the Company facing increasing competition and reduced profit margins.

     In October 2000, Nam Tai completed the acquisition of the J.I.C. Group of companies. The JIC group are engaged in the manufacture and marketing of liquid crystal display ("LCD") panels, a key component for a variety of consumer electronic products. As the purchase price, Nam Tai paid $32.8 million, which was based on a guaranteed after tax net income of not less than $3.8 million for the twelve-month period ending March 31, 2001 multiplied by 8.5. Nam Tai paid two thirds of the purchase price by issuing approximately 1.16 million common shares of Nam Tai and paid the $11.0 million balance in cash. The cash portion of the purchase price was financed from internally generated funds. Nam Tai has accounted for the acquisition of JIC under the purchase method and the results of JIC's operations have been consolidated with Nam Tai's results from the date of the acquisition. The excess of the purchase price over the fair value of the net assets acquired was approximately $22.8 million and has been recorded as goodwill, to be amortized on a straight-line basis over 15 years. The parties have agreed that the purchase price will be reduced by the amount of shortfall, if any, between the net income of the JIC group during the 12 months ending March 31, 2001 and the guaranteed profit amount of $3,846,000 multiplied by 8.5. This adjustment, if any, will be recorded as an adjustment to the purchase price and goodwill. One third of the amount of the adjustment, if any, will be settled in cash and the remaining balance will be satisfied by the cancellation of a portion of the shares issued (based on price of $18.77 per share). The common shares issued in the acquisition are subject to a two-year lock up, which prevents their sale or transfer prior to October 27, 2002 without Nam Tai's prior consent. Nam Tai retained JIC's management team and has entered into three-year service agreements with Messrs. Joseph Li and Ivan Chui, the founders and senior management of the JIC group.

     The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2000, 1999, and 1998.


                                                           Year ended December 31,
                                                     ----------------------------------
                                                        2000        1999         1998
                                                     ---------    ---------     -------
Net sales ..........................................   100.0%       100.0%       100.0%
Cost of sales ......................................    85.2         82.8         75.7
                                                       -----        -----        -----
Gross profit .......................................    14.8         17.2         24.3
                                                       -----        -----        -----
Costs and expenses:
   Selling, general and administrative expenses ....     8.3         10.3         13.0
   Research and development  expenses ..............     1.6          1.8          1.6
   Non-recurring (income) expense ..................    --           (0.6)         1.4
                                                       -----        -----        -----
                                                         9.9         11.5         16.0
                                                       -----        -----        -----
Income from operations .............................     4.9          5.7          8.3
  Gain on disposal of land .........................     0.2          0.2          0.7
  Provision for impairment of value of investment
         in an unconsolidated subsidiary............    --           --           (8.1)
  Other income - net ...............................     6.3          1.5          4.8
  Interest expense .................................    (0.1)        (0.1)        --
  Equity in loss of an unconsolidated subsidiary....    --           --           (1.7)
  Equity in (loss) income of affiliated companies...    (0.1)         0.8          0.5
                                                       -----        -----        -----
Income before income taxes and minority interests...    11.2          8.1          4.5
                                                       -----        -----        -----
Net income .........................................    11.2%         8.1%         3.5%
                                                       =====        =====        =====


Year ended December 31, 2000 Compared to Year ended December 31, 1999
---------------------------------------------------------------------

         Nam Tai's sales increased by 47% to $213,688,000 for the year ended December 31, 2000 compared to $145,054,000 for the year ended December 31, 1999. Sales increases were experienced in all product categories with the largest increases arising from increased sales of LCD modules for cellular phones. Management attributes this growth in sales to its focus on telecommunication products and components, increased production capabilities resulting from its investment in additional high-technology equipment, expansion into the battery pack business, strong sales of graphic calculators, and the acquisition of the JIC Group of companies which contributed $10.3 million to fourth quarter 2000 sales.

         The Company's gross profit increased 26% to $31,592,000 for the year ended December 31, 2000 from $24,980,000 for the year ended December 31, 1999. Nam Tai's gross profit failed to increase correspondingly with sales because of the decrease in the gross profit margin to 14.8% in 2000 from 17.2% in 1999. A number of reasons combined to lower gross profit margins including (1) a changing product mix towards more capital intensive subassemblies and components with a reduction in sales of higher margin finished goods such as electronic data banks and desktop calculators; (2) lowering unit prices caused by the increasingly competitive environment; (3) startup learning costs associated with entry into the telecommunication business and battery pack business; and (4) increased material costs resulting from the component shortages.

         Selling, general and administrative expenses for the year ended December 31, 2000 increased to $17,646,000 or 8.3% of sales from $14,913,000 or 10.3% of sales in the year ended December 31, 1999. The increase in absolute dollars reflects increased direct selling expenses incurred as a result of the increase in sales, increased amortization charges related to the acquisition of JIC, the addition of JIC's expenses in the fourth quarter, increased salary and benefits as the Company increased its marketing, finance and administration staff in Hong Kong, and compensation expenses related to the extension of warrants and the granting of options to non-employees. The decrease in such expenses as a percent of sales was the result of the Company maintaining tight control over general and administrative expenses during a time of increasing sales.

     Research and development expenses for the year ended December 31, 2000 increased to $3,489,000 or 1.6% of sales from $2,624,000 or 1.8% of sales in the year ended December 31, 1999. The increase is related to (1) the Company's customers requesting the Company to bear increased responsibility for development charges; (2) the establishment of telecommunication research and development in the Shenzhen factory; and (3) research and development expenses for the newly established battery pack business.

     Gain on disposal of land was $355,000 for the year ended December 31, 2000 as compared to $302,000 for the year ended December 31, 1999. The gains in both 2000 and 1999 were realized on the sale of a portion of the Company's land holdings in Hong Kong. Loss on disposals of property, plant and equipment was $111,000 for the year ended December 31, 2000 as compared to $143,000 for the year ended December 31, 1999.

     Other income increased to $13,498,000 for the year ended December 31, 2000 compared to $2,192,000 for the year ended December 31, 1999. Other income in 2000 consisted of a gain on the sale of Group Sense (International) Limited of $10,781,000, $3,300,000 of interest income, unrealized gain on marketable securities of $433,000, and $51,000 foreign exchange gain. Such gains were offset by miscellaneous expenses of $435,000, bank charges of $328,000, and the $304,000 write-off of a currency option premium.

     Interest expense decreased to $165,000 for the year ended December 31, 2000 as compared to $192,000 for the year ended December 31, 1999.

     Equity in (loss) income of affiliated companies, including amortization of goodwill, was $(189,000) for the year ended December 31, 2000 with such amount relating to the Company's investment in Mate Fair, and Shanghai Q&T Tech. Co. Ltd.

     Equity in (loss) income of affiliated companies, including amortization of goodwill, was $1,146,000 for the year ended December 31, 1999 with such amount relating to the Company's interest in Group Sense (International) Limited.

     The income tax benefit of $33,000 for the year ended December 31, 2000 compares to a benefit of $60,000 for the prior year. Under current British Virgin Islands law, Nam Tai is not subject to tax on its income. Most of the Company's operating profits accrue in China, where its effective tax rate is 15%, and in Hong Kong, where the corporate tax rate on assessable profits was 16% in 2000. The Company receives tax credits in China related to its reinvestment of profits on China operations into share capital and tax benefits for being a "High and New Technology Enterprise". This reduces the overall tax payable by the Company. See Note 8 of Notes to Consolidated Financial Statements.

     The income tax expense relates to income taxes on the Hong Kong and China operations. (See note 8 of the Notes to the Consolidated Financial Statements.) In the past, the Company received 100% tax credits in China related to its reinvestment of profits into additional share capital of the China subsidiaries. This reduced the overall tax payable by the Company in China. For the years 1993 through 1995, the Company received a full refund of China taxes paid as a result of reinvesting its profits into share capital. As a result of its expectations that it would receive a full refund of income taxes attributable to China operations as it had in the past, the Company recorded tax payments in 1996 and 1997 as income tax recoverable. In early 1999, the Company learned that for the 1996 and 1997 tax years it would not receive a 100% tax refund on taxes already paid, and was required to reduce the income tax recoverable by the amount of the refund that was not obtained. For 1996, the Company received tax refunds of $506,000 on taxes paid of $953,000. For 1997, the Company received a refund of $1,322,000 on taxes paid of $1,891,000. A full refund was denied for 1997 and 1996 because the large intercompany receivable between the China subsidiary and the Hong Kong subsidiary was not considered by the China Tax Authorities to be a reinvestment of profits. For years 2000, 1999 and 1998, the Company paid taxes of $504,000, $640,000 and $1,394,000, respectively. The Company has received a refund of $463,000 for the taxes paid in 1998, and has been advised that $97,000 of the taxes paid is not refundable. The Company's application for a refund of the balance of the taxes paid in 1998 is still in progress. To date, the Company has not received a refund for the taxes paid for the years 1999 or 2000 as its application for reinvestment of profits is still in progress.

     Net income increased by $12,203,000 or 103% to $24,001,000 (11.2% of sales)
for the year ended December 31, 2000 compared to $11,798,000 (or 8.1% of sales) for the year ended December 31, 1999. This resulted in diluted earnings per share for the year ended December 31, 2000 of $2.56 ($2.63 basic) compared to diluted earnings per share of $1.25 ($1.26 basic) for the year ended December 31, 1999. The increase in net income and earnings per share is the result of: (i) an increase in gross profit; (ii) lower operating expenses as a percentage of sales; and (iii) a gain of $10,781,000 from the sale of Nam Tai interest in Group Sense (International) Limited. The increase in net income was partially offset by loss of affiliated companies and the recovery of a portion of the 1998 non-recurring customs assessment in 1999 of $848,000.

     The diluted weighted average number of common shares outstanding decreased to 9,375,000 (basic 9,114,000) for the year ended December 31, 2000 from 9,417,000 (basic 9,328,000) for the year ended December 31, 1999 reflecting the repurchase of 5,600 and 879,700 common shares pursuant to the Company's repurchase program in 2000 and 1999. During 2000, the Company issued 10,000 shares as compensation, 149,500 shares on the exercise of options, 58,030 shares on the exercise of advisors' warrants, and 1,161,087 shares for the acquisition of JIC.

Year ended December 31, 1999 Compared to Year ended December 31, 1998
---------------------------------------------------------------------

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

     Selling, general and administrative expenses for the year ended December 31, 1999 increased to $14,913,000 or 10.3% of sales from $13,246,000 or 13.0% of sales in the year ended December 31, 1998. The increase in absolute dollars reflects increased direct selling expenses incurred as a result of the increase in sales, amortization charges related to goodwill, and increased salary expenses incurred with the addition of the telecommunication business. The decrease in such expenses as a percent of sales was the result of the Company maintaining tight control over fixed general and administrative expenses during a time of increasing sales.

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

     Normally, the Company does not have to pay custom duties in China on foreign purchases which are incorporated into manufactured goods that are subsequently exported. The non-recurring income amount in 1999 of $848,000 represents the write-back of the remaining balance of the provision on the settlement of a non-recurring customs assessment in China, which was recorded as non-recurring expense of $1,445,000 in 1998.

     Loss on disposal of property, plant and equipment was $143,000 for the year ended December 31, 1999 as compared to $29,000 for the year ended December 31, 1998.

     Gain on disposal of land was $302,000 for the year ended December 31, 1999 as compared to $795,000 for the year ended December 31, 1998. The gains in both 1999 and 1998 related primarily to the sale of portions of the Company's landholdings in Hong Kong.

     For the year ended December 31, 1998 a provision for the impairment of value of $8,271,000 was made to reduce to a nominal carrying value Nam Tai's investment in Albatronics. This nominal amount was written off in 1999 as Albatronics entered voluntary liquidation in August 1999.

     Other income decreased to $2,192,000 for the year ended December 31, 1999 compared to $4,892,000 for the year ended December 31, 1998. Other income in 1999 consisted of interest income of $3,330,000, gains on marketable securities of $144,000, and other miscellaneous income/expenses of $8,000. Such gains were offset by the write-off of a $566,000 currency option premium, exchange difference expenses of $413,000, and bank charges of $311,000.

     The income tax benefit of $60,000 for the year ended December 31, 1999 compares to an expense of $1,040,000 for the prior year, with the change resulting from the reversal of an over-provision of tax expense in 1998. The income tax expense relates to income taxes on the Hong Kong and China operations. See note 8 of the Notes to the Consolidated Financial Statements. For years 1999 and 1998 the Company paid taxes of $606,000 and $1,391,000 and has not received a refund to date as its application for reinvestment of profits is still in progress.

     Net income increased $8,269,000 or 234% to $11,798,000 (8.1% of sales) for the year ended December 31, 1999 compared to $3,529,000 (or 3.5% of sales) for the year ended December 31, 1998. This resulted in diluted earnings per share for the year ended December 31, 1999 of $1.25 ($1.26 basic) compared to diluted earnings per share of $0.34 ($0.34 basic) for the year ended December 31, 1998. The increase in net income and earnings per share is the result of: (i) an increase in sales sufficient to cover the lower profit margins; (ii) recovery of a portion of the 1998 non-recurring customs assessment; (iii) the $8,271,000 provision for impairment of value for Albatronics in 1998; (iv) the $1,708,000 share of Albatronics losses in 1998; (v) reduced income tax expenses; and (vi) an increase in Nam Tai's share of Group Sense (International) Limited's ("Group Sense") net income for the first six months of fiscal 1999 (ending September 30,
1999) of $1,146,000. The increase in net income was partially offset by: (i) increases in general, administration and selling expenses; (ii) increases in research and development expenses; and (iii) reduced interest income.

     The diluted weighted average number of common shares outstanding decreased to 9,417,000 (basic 9,328,000) for the year ended December 31, 1999 from 10,351,000 (basic 10,317,000) for the year ended December 31, 1998 reflecting the issuance of 36,500 common shares upon exercise of employee stock options, the issuance of 10,000 common shares as employment compensation, the redemption of 138,500 shares registered in the name of Tele-Art Inc. and the repurchase of 879,700 common shares pursuant to the Company's repurchase program.

     IMPACT OF INFLATION

     Inflation/(deflation) in China and Hong Kong in 2000, estimated at 1.5% and -3.7% respectively, has not had a material effect on Nam Tai's past business. During times of inflation, the Company has generally been able to increase the price of its products in order to keep pace with inflation. Furthermore, increases in labor costs, which represent the most significant component of the Company's production costs (other than material costs), would not materially affect its business because of the Company's utilization of less expensive labor through its operations in China. Labor and overhead expenses related to Nam Tai's Chinese factory amounted to 11.2% of the Company's total expenses before operating income during the year ended December 31, 2000 and 12.7% during the year ended December 31, 1999.

     EXCHANGE RATES

     The Company sells a majority of its products in U.S. dollars and pays for its material components in Japanese yen, U.S. dollars, Hong Kong dollars, and Chinese renminbi. It pays labor costs and overhead expenses in renminbi, the currency of China (the basic unit of which is the yuan), Hong Kong dollars, Japanese yen, and Korean won. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00 through the currency issuing banks in Hong Kong and accordingly has not in the past presented a currency exchange risk.

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

     Combined expenses in Canadian dollars and Korean won represented less than 1% of the total expenses respectively for the year ended December 31, 2000.

     Management believes the Company's most significant foreign exchange risk results from material purchases made in Japanese yen. Approximately 14%, 15%, and 18% of Nam Tai's material costs have been in Japanese yen during the years ended December 31, 2000, 1999, and 1998. Sales made in yen account for less than 4% of sales for the years ended December 31, 2000, 1999 and 1998. The net currency exposure has decreased as a result a lower % of material being purchased in yen. The Company believes its customers will accept an increase in the selling price of manufactured products if the exchange rate of the yen appreciates beyond a range of 5% to 10%, although such customers may also request a decrease in selling price in the event of a depreciation of the Japanese yen. There may also be a delay between the time of the exchange rate fluctuation and the eventual adjustment in selling prices. The Company's belief is based on oral agreements with its principal customers which management believes are customary between OEMs and their suppliers. However, there can be no assurance that such agreements will be honored, and the refusal to honor such an agreement in the event of a severe fluctuation of the yen at a time when sales made in yen are insufficient to cover material purchases in yen would materially and adversely affect the Company's operations.

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

     In 2000, Nam Tai recorded a $304,000 loss on the sale of an option that was purchased as a hedge against the appreciation of the Japanese yen. At December 31, 2000 the Company held no option or future contracts. The Company is continuing to review its hedging strategy and there can be no assurance that Nam Tai will not suffer losses in the future as a result of currency hedging.

LIQUIDITY AND CAPITAL RESOURCES

     Current assets increased to $135,352,000 for the year ended December 31, 2000 compared to $94,436,000 for the year ended December 31, 1999. Cash and cash equivalents, consisting of cash and short-term term deposits, increased to $58,896,000 for the year ended December 31, 2000 versus $54,215,000 for the year ended December 31, 1999. The principal reasons for the increase in cash and cash equivalents were: (i) $28.1 million in proceeds from the disposal of holdings in Group Sense (International) Ltd.; and (ii) proceeds of $2,753,000 from the issuance of shares on exercise of options and warrants. Major uses of cash in 2000 were (i) $1,135,000 used in operating activities; (ii) $7,872,000 used for the acquisition of JIC; (iii) $3,579,000 invested in property, plant and equipment; (iv) $2,243,000 invested in Mate Fair and Shanghai Q&T; and, (v) $11,973,000 used for the payment of dividends.

     Marketable Securities increased to $7,937,000 for the year ended December 31, 2000 compared to $nil for the year ended December 31, 1999 consisting of 500,000 common shares of Deswell Industries Inc.

     Accounts receivable at December 31, 2000 increased to $37,550,000 from $24,283,000 at December 31, 1999 reflecting the 60% increase in sales in the last quarter of 2000 compared to the fourth quarter of 1999. The acquisition of JIC contributed $8,204,000 to the increase. Inventories at December 31, 2000 increased to $27,172,000 from $10,901,000 up 149% from levels at December 31, 1999, reflecting an inventory turnover period of 54 days in 2000 versus 33 days in 1999. The increase is attributed to customer order commitments, the addition of JIC's inventory ($3.2 million), an inventory build-up in preparation of two week Chinese new year holiday in January and the continuing effects of component shortages which have increased lead times, raw material costs, and our inventory of safety stock.

     Investments in Affiliated Companies at December 31, 2000 decreased to $2,054,000 from $17,308,000 at December 31, 1999 primarily as a result of the disposal of Group Sense and the investment in Mate Fair. Starting from February 2000, Nam Tai disposed of its 20% shareholding in Group Sense for cash of $28.1 million realizing a gain on the sale of $10.8 million. It also acquired a 25% interest in Mate Fair Group Ltd for $2,036,000.

     Property, plant and equipment - net of $44,599,000 as at December 31, 2000 is down from $44,717,000 as at December 31, 1999. Depreciation on fixed assets for 2000 was $6,965,000 while additions to plant and equipment during 2000 were $3,579,000 including $2,189,000 of machinery and equipment, $1,131,000 of leasehold improvements, $133,000 for construction in progress, and other additions of $126,000.

     At December 31, 2000, 65.8% and 34.2% of the Company's identifiable assets were located in Hong Kong and China, respectively, as compared to 64.7% and 35.3% respectively, at December 31, 1999.

     Since 1998, the Company's working capital requirements have been financed from internally generated funds, and short-term borrowing was $24,000 and nil at December 31, 2000 and 1999 respectively. The Company had working capital of $89,568,000 and $61,265,000 as of December 31, 2000 and 1999 respectively. In the opinion of the Company the working capital is sufficient for the Company's present requirements.

     At December 31, 2000, Nam Tai had in place general banking facilities with four financial institutions aggregating $75,442,000. For the three years ended December 31, 2000, banking facilities bore Nam Tai's corporate guarantee and there was an undertaking not to pledge any assets to any other banks without the prior consent of the Company's bankers. Such facilities, which are subject to annual review, permit the Company to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital, as well as fixed loans. As at December 31, 2000, the Company had utilized approximately $5,399,000 under such general credit facilities and had available unused credit facilities of $70,043,000. Interest on notes payable averaged 8.3% per annum during the year ended December 31, 2000. During the year ended December 31, 2000, the Company paid a total of $165,000 in interest on indebtedness.

     Accounts payable increased by 57.7% to $40,224,000 for the year ended December 31, 2000 from $25,504,000 for the year ended December 31, 1999, principally as a result of increased purchases from suppliers to support the increase sales and $7,406,000 increase due to the acquisition of JIC.

     The Company had no long-term debt during either 2000 or 1999.

     Cash flow from operations for 2000 was ($1,135,000), a decrease from $8,953,000 for 1999. Cash used in operations for 2000 included net income of $24,001,000, depreciation of $6,965,000 and non-working capital adjustments of ($10,099,000), and changes in working capital (excluding cash and bank borrowings) of ($22,002,000).

     During 2000, the Company's net investment activities generated $14,906,000 including proceeds from the disposal of Group Sense of $28,089,000 and proceeds from the disposal of property, plant and equipment of $388,000; less (i) $3,579,000 for the purchase of property, plant and equipment; (ii)$7,872,000 for the acquisition of JIC; and (iii) $2,243,000 for the purchase of interests in affiliated companies.

     Net cash used by financing activities was approximately $9,094,000 in 2000 including the payment of dividend and special dividends of $11,973,000 and share repurchases of $73,000. The Company received $2,753,000 from the issuance of shares upon the exercise of options and warrants, and $200,000 being the contribution from the minority interest holder in the battery pack business.

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

     In 1994, the Company resumed declaring annual dividends and have increased dividend for the last eight consecutive years. The Company declared shareholders aggregate dividends of $2,942,000, or $0.32 per share, in 1999 and $12,190,000, or $1.36 per share (including a $1.00 special dividend) in 2000. On February 13, 2001 the Company announced that it was increasing the annual dividend to $0.40 per share to be paid on a quarterly basis commencing with the first quarter 2000 dividend of $0.10 per share. It is the general policy of Nam Tai to determine the actual annual amount of future dividends based upon the Company's growth during the preceding year. Future dividends will be in the form of cash or stock or a combination of both. There can be no assurance that any dividend on the Common Shares will be declared, or if declared, what the amounts of dividends will be or whether such dividends, once declared, will continue for any future period.

RECENT CHANGES IN ACCOUNTING STANDARDS

     In March 2000, the Financial Accounting Standards Board ("FASB") has issued an interpretation ("FIN") No. 44 "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25". FIN No. 44 is effective on July 1, 2000 and there was no significant impact on the consolidated financial statements of the Company on adoption of FIN No. 44.

     In June 1998, the FASB has issued a new standard SFAS No.133 "Derivative Instruments and Hedging Activities". SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Management has completed the analysis of the impact and concluded that there was no significant effect on the consolidated financial statements of the Company on adoption of SFAS No.133 on January 1, 2001.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     The directors and senior management of the Company are as follows:


Name                              Position with Company
----                              ---------------------
Shigeru Takizawa                  Chairman of the Board of Directors
Toshiaki Ogi                      Chief Executive Officer
Joseph Li                         President
Y.C. Chang                        Chief Operating Officer
Tadao Murakami                    Chief Marketing Officer and a Director
M. K. Koo                         Senior Executive Officer, Corporate Strategy,
                                  Finance and Administration and a Director
Hidekazu Amishima                 Managing Director of NT Telecom
Karene Wong                       Managing Director of NTEE
Mamoru Koike                      Vice General Manager Research and Development
Charles Chu                       Director
Peter R. Kellogg                  Director
Stephen Seung                     Director
Lorne Waldman                     Secretary

     SHIGERU TAKIZAWA. Mr. Takizawa joined the Company in September 1998 in the positions of President and Chief Executive Officer of the Company. Prior to joining Nam Tai, Mr. Takizawa had a forty-year career with Toshiba Corporation holding various senior management and executive positions. Effective March 1, 2001 Mr. Takizawa assumed the position of Chairman of the Board of Directors. In this position he will continue to be responsible for the management and direction of all business operations and technological development of the Nam Tai group of companies.

     TOSHIAKI OGI. Mr. Ogi joined Nam Tai in February 2001, and assumed the position of Chief Executive Officer on March 1, 2001. Prior to joining Nam Tai, Mr. Ogi was a senior director for Toshiba Battery Co., Ltd., Nam Tai's joint venture partner in its rechargeable battery pack business. Mr. Ogi has 35 years of sales and marketing experience with Toshiba Corp. including 1.5 years with Toshiba Battery with work experience in the U.S., Germany, Singapore and Hong Kong. Mr. Ogi is a graduate of economics at Yokohama National University.

     MR. JOSEPH LI. Mr. Li, co-founder, Chairman, and Managing Director of the J.I.C. Group of companies (acquired by Nam Tai in October 2000) was promoted to the position of President of Nam Tai effective March 1, 2001. Mr. Li has directed JIC's business development since founding JIC in 1980.

     MR. Y.C. CHANG. Mr. Y.C. Chang assumed the position of Chief Operating Officer on March 1, 2000. Previously he was Managing Director of Nam Tai's principal manufacturing subsidiary, Namtai Electronic (Shenzhen) Co. Ltd. Mr. Chang joined the Company in 1991 and assumed the position of Assistant General Manager of Production before being promoted to Vice General Manager of the Company's principal manufacturing facility in Shenzhen China in late 1997, and Managing Director in 1999. Prior to joining Nam Tai, he was Assistant Production Manager for Inventec Co. Ltd. and Production and Quality Control Manager for Supercom Co. Ltd. Mr. Chang is a graduate of Chin-I College in Taiwan.

     TADAO MURAKAMI. Mr. Murakami has served the Company in various executive capacities since 1984. He became Secretary and a Director of the Company in December 1989. From June 1989, he has been employed as the President of the Company's Hong Kong subsidiary. In July 1994, Mr. Murakami succeeded Mr. Koo as President and in June 1995 became the Company's Chief Executive Officer. Mr. Murakami assumed the position of Vice-Chairman in January 1996, and Chairman from September 1998 until March 1, 2001. In his current position as Chief Marketing Officer, he remains in charge of the manufacturing and marketing operations of the Company. Mr. Murakami graduated from Japan Electronic Technology College in 1964.

     M. K. KOO. Mr. Koo had served as Chairman of the Board and a Director of Nam Tai and its predecessor companies from inception until September 1998. Mr. Koo assumed the newly created position of Senior Executive Officer, Corporate Strategy, Finance and Administration in September 1998 and serves as the Company's Chief Financial Officer. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.

     HIDEKAZU AMISHIMA. Mr. Amishima joined the Company in August 1996 as Vice General Manager and assumed the responsibility for overseeing day-to-day factory operations of the Company's Shenzhen, China manufacturing complex as General Manager in November 1996. On January 1, 2001 Mr. Amishima was promoted to Managing Director of Nam Tai Telecom (Hong Kong) Co. Ltd. From 1964 until joining the Company, Mr. Amishima was employed by Kanda Tsushin Industrial Co. Ltd., a Japanese electronics manufacturer.

     KARENE WONG. Ms. Wong joined the Company in March 1989 and was promoted to Managing Director of Nam Tai Electronic & Electrical Products Ltd. on January 1, 2001. Before joining Nam Tai, Ms. Wong was Assistant to the Sales Manager at Wright Joint & Co. Ltd. Ms. Wong is responsible for assisting Mr. Shigemori in the Company's sales and marketing operations and supporting employee recruitment and training. Ms. Wong holds a degree in marketing and international business from the Chinese University of Hong Kong.

     MAMORU KOIKE. Mr. Koike joined Nam Tai in April 1998 as Vice General Manager of Nam Tai's Research and Development Department in charge of design and development. Before joining Nam Tai, Mr. Koike served Sharp Corporation for thirty-five years since his graduation from Osaka Electric Communication High School in 1963.

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

     STEPHEN SEUNG. Mr. Seung was appointed a Director of Nam Tai in 1995. Mr. Seung is an attorney and C.P.A. and has been engaged in the private practice of law in New York since 1981. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung serves on Nam Tai's audit committee and acts as Nam Tai's authorized agent in the United States. Mr. Seung also serves on the Board of Directors and audit committee of Deswell Industries, Inc.

     PETER R. KELLOGG. Mr. Kellogg was elected to the Nam Tai Board of Directors in June 2000. Mr. Kellogg is a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States. Mr. Kellogg serves on Nam Tai's audit committee. Mr. Kellogg is also Chairman of the Ziegler Companies.

     LORNE WALDMAN. Mr. Waldman was appointed Secretary of Nam Tai Electronics, Inc. in October 1997. Mr. Waldman received a Bachelor of Commerce Degree from the University of Calgary in 1990. In 1994 he received his Law and MBA degrees from the University of British Columbia.

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

     COMPENSATION OF DIRECTORS AND SENIOR MANAGERS

     The aggregate amount of compensation paid by Nam Tai and its subsidiaries during the year ended December 31, 2000 to all directors and officers as a group for services in all capacities was approximately $2,294,000 including compensation in the form of housing in Hong Kong for its Chairman and Chief Executive Officer consistent with the practice of other companies in Hong Kong.

     As of December 31, 2000, $451,000 has been accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

     Directors who are not employees of the Company nor any of its subsidiaries are paid $1,000 per month for services as a director, $750 per meeting attended in person, and $500 per meeting attended by telephone. In addition they are reimbursed for all reasonable expenses incurred in connection with services as a director.

     OPTIONS OF DIRECTORS AND SENIOR MANAGEMENT.

     The following table provides information concerning options owned by the Directors and Senior Management at February 28, 2001. The table excludes the Company's publicly traded warrants owned by the Directors and Senior Management, information about which is disclosed in Item 7 of this Report together with information concerning the beneficial ownership of the Company's common shares by Directors and Senior Management and major shareholders.


                            Number of
                          common shares       Exercise
                            subject to       Price ($)   Expiration
         Name                options         per share      Date
------------------------ -----------------   ----------- ------------
Shigeru Takizawa              20,000(1)        13.875      1/31/2003
Toshiaki Ogi                       0              -             -
Joseph Li                          0              -             -
Y.C. Chang                    11,000           10.500      3/16/2003
                              30,000(1)        13.875      1/31/2003
Tadao Murakami                21,000           10.500      3/16/2003
                              50,000(1)        13.875      1/31/2003
M. K. Koo                     50,000(1)        13.875      1/31/2003
Hidekazu Amishima             20,000           10.500      3/16/2003
                              20,000(1)        13.875      1/31/2003
Karene Wong                    5,500           10.500      3/16/2003
                              20,000(1)        13.875      1/31/2003
Mamoru Koike                  10,000(1)        13.875      1/31/2003
Charles Chu                    5,000(1)        16.375       6/8/2003
Peter R. Kellogg               5,000(1)        16.375       6/8/2003
                             300,000(2)        10.250      10/4/2001
Stephen Seung                  5,000(1)        16.375       6/8/2003
Lorne Waldman                  2,000           10.500      3/16/2003
                              10,000(1)        13.875      1/31/2003

-----------
(1)  Indicates options granted during the year ended December 31, 2000.
(2) Consists of warrants to purchase 300,000 common shares that Nam Tai issued in October 1998 to a financial advisor. These warrants were purchased from the financial advisor in 2001, at $7 3/8 per warrant by I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these securities.

BOARD PRACTICES

     All directors hold office until the next annual meeting of Nam Tai's shareholders, which generally is in June of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. All executive officers are appointed by the board and serve at the pleasure of the Board. There are no director service contracts providing for benefits upon termination of employment.

     The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. Our Audit Committee consists of Messrs. Seung, Chu, and Kellogg.

     The Compensation Committee of the board of directors determines the salaries and incentive compensation of the officers of Nam Tai and provides recommendations for the salaries and incentive compensation of all employees and consultants and administers various compensation, stock and benefit plans of Nam Tai. The Compensation Committee consists of Messrs. Murakami, Takizawa and Koo.

EMPLOYEES

     At December 31, 2000, Nam Tai employed 4,954 persons on a full-time basis, of which 4,873 were working in China and 81 in Hong Kong. Of these, approximately 3,686 were engaged in manufacturing, approximately 875 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services.

     At December 31, 1999, Nam Tai employed approximately 2,600 persons on a full-time basis, of which 2,550 were working in China, 42 in Hong Kong, and 8 in Korea. Of these, approximately 2,000 were engaged in manufacturing, 500 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services.

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

     SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

     For information concerning the beneficial ownership of the Company's common shares by Directors and Senior Management and major shareholders, see Item 7 of this Report.

     EMPLOYEE STOCK OPTION AND INCENTIVE PLAN

     The Company's 1993 Stock Option Plan provides for the grant by Nam Tai of stock options to directors, employees, (including officers) and consultants. The purpose of the plan is to induce key employees to remain in the employ of Nam Tai and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The board of directors of the Company believes the plan will promote continuity of management and increase incentive and personal interest in the welfare of the Company.

     The terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option can not be altered once granted; and (iv) every independent directors shall, on an annual basis upon their election to the board of director at the Annual General Meeting, be automatically granted 5,000 options, with an exercise price equal to 100% of the fair market value of the common stock on the date of grant.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of February 28, 2001, the beneficial ownership of the Company's common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own common shares.


                                                Beneficial (1) ownership
                                               ----------------------------
Name                                               Number          Percent
---------------------------------------------- ----------------    --------
M. K. Koo                                          3,187,481(2)      28.6%
Peter R. Kellogg                                   1,452,600(3)      13.8%
I.A.T. Reinsurance Syndicate Ltd.                  1,300,000(3)      12.7%
Ivan Chui                                          1,061,087(4)      10.4%
Joseph Li                                          1,061,087(5)      10.4%
Tadao Murakami                                       842,249(6)       8.1%
Y.C. Chang                                            41,000(7)        *
Hidekazu Amishima                                     40,000(7)        *
Karene Wong                                           25,500(7)        *
Stephen Seung                                         15,000(8)        *
Mamoru Koike                                          10,000(7)        *
Charles Chu                                           10,000           *
Lorne Waldman                                          3,500(9)        *


---------
*    Less than 1%.
(1) Pursuant to the rules of the Securities and Exchange Commission, shares of Common Stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.
(2) Includes publicly traded warrants to purchase 926,850 common shares exercisable within 60 days of February 28, 2001.
(3) Mr. Kellogg holds directly 152,600 common shares and indirectly, through I.A.T. Reinsurance Syndicate Ltd, warrants to purchase 300,000 common shares exercisable within 60 days of February 28, 2001 and 1,000,000 common shares. I.A.T. Reinsurance Syndicate Ltd., is a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
(4) Consists of shares held of record by Li & Chui holdings (B.V.I.) Limited for which Mr. Chui shares investment and voting control. These are the same shares shown in the table for Joseph Li.
(5) Consists of shares held of record by Li & Chui holdings (B.V.I.) Limited for which Mr. Li shares investment and voting control. These are the same shares shown in the table for Ivan Chui.
(6) Includes publicly traded warrants to purchase 175,094 common shares and options to purchase 21,000 common shares, each exercisable within 60 days of February 28, 2001.
(7) Consists of options to purchase common shares exercisable within 60 days of February 28, 2001.
(8) Includes publicly traded warrants to purchase 4,000 common shares exercisable within 60 days of February 28, 2001 and 10,000 common shares which are registered to Violet Seung, Mr. Seung's wife, as to which Mr. Seung disclaims beneficial ownership.
(9) Includes options to purchase 2,000 common shares exercisable within 60 days of February 28, 2001.

     All of the holders of the Company's common shares have equal voting rights with respect to the number of common shares held. As of December 31, 2000, approximately 923 holders of record held our common shares. According to information supplied to the Company by its transfer agent, holders of record with addresses in the United States held approximately 6.0 million of our outstanding common shares.

RELATED PARTY TRANSACTIONS

     Toshiba Battery Company Ltd. owns a 13.3% interest in BPC (Shenzhen) Co., Ltd. and the Company owns the balance. BPC manufactures rechargeable lithium battery packs at the Company's manufacturing complex in Shenzhen, China. As of December 31, 2000, the Company owed $2,691,000 to Toshiba for raw materials and electronic components. Since the establishment of BPC in 2000, the Company recognized net sales of $6,232, purchased raw materials of $22,370, acquired property, plant and equipment of $814 from TBCL and its related companies. The Company also acquired a license for $1,000 from TBCL.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

     Our Consolidated Financial Statements are set forth under Item 18. Financial Statements

LEGAL PROCEEDINGS

     The Company is not party to any legal proceedings other than routine litigation incidental to its business and there are no material legal proceedings pending with respect to the property of the Company, other than as described below.

     In June 1997, the Company filed a petition in the British Virgin Islands for the winding up of Tele-Art Inc. on account of an unpaid judgment debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art Inc. and the Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of $11.19 per share to offset substantially all of the judgment debt, interest and legal costs of $667,000 totaling $1,600,000. On February 12, 1999, the liquidator of Tele-Art Inc. filed a summons in the British Virgin Islands on its behalf seeking, among other things, a declaration setting aside the redemption. The Courts of the British Virgin Islands have delayed the fixing of a specific date for the hearing of the substantive application, pending the outcome of an application by the Company to remove the liquidator on the grounds of conflict of interest and bias. In the interim, the Company is prevented from redeeming the remaining 169,727 shares to satisfy the current unpaid judgment debt until a determination of the liquidator's February 12, 1999 application, which up to December 31, 2000, has not yet been finalized.

     Management believes that the claim mentioned above is without merit and will vigorously defend it and believes that the outcome will not have a significant effect on the financial position, results of operation or cash flows.

EXPORT SALES

     Information regarding our export sales is provided in Item 4. "Information on the Company - Geographic Markets."

DIVIDEND POLICY

     It is the general policy of Nam Tai to determine the actual annual amount of future dividends based upon the Company's growth during the preceding year. Future dividends will be in the form of cash or stock or a combination of both. There can be no assurance that any dividend on the Common Shares will be declared, or if declared, what the amounts of dividends will be or whether such dividends, once declared, will continue for any future period. In 1994, the Company resumed paying annual dividends and has increased dividends for the last eight consecutive years. The company paid shareholders aggregate dividends of $2,942,000 or ($0.32 per share) in 1999 and $12,190,000 or ($0.36 per share plus
$1.00 special dividend) in 2000. On February 13, 2001, the Company announced that it was increasing the annual dividend to $0.40 per share to be paid on a quarterly basis commencing with the first quarter 2001 dividend of $0.10 per share.

ITEM 9.  THE LISTING

     The Company's Common Shares are traded exclusively on The Nasdaq National Market under the symbol "NTAI". The Company's Warrants are traded exclusively on The Nasdaq National Market under the symbol "NTAIW".

     The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market for year of the last five years ended December 31:


      YEAR ENDED                               HIGH         LOW
      ----------                               ----         ---
      December 31, 2000                      $20.625       $12.938
      December 31, 1999                       19.00          8.00
      December 31, 1998                       17.625         9.375
      December 31, 1997                       31.625         8.125
      December 31, 1996                       13.75          7.625


     The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market during each of the quarters in the two-year period ended December 31, 2000.


      QUARTER ENDED                            HIGH        LOW
      -------------                            ----        ---
      December 31, 2000                      $20.125      $14.688
      September 30, 2000                      20.625       14.813
      June 30, 2000                           17.563       15.188
      March 31, 2000                          17.625       12.938
      December 31, 1999                       19.00        12.13
      September 30, 1999                      15.50        12.00
      June 30, 1999                           12.63         8.00
      March 31, 1999                          12.56         8.88



     The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market during each of the most recent six months.

      MONTH ENDED                              HIGH         LOW
      -----------                              ----         ---
      February 28, 2001                      $19.125      $16.813
      January 31, 2001                        17.00        15.125
      December 31, 2000                       16.438       14.688
      November 30, 2000                       20.125       15.563
      October 31, 2000                        19.750       16.750
      September 30, 2000                      20.625       17.50


ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

     The Company's authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. At February 28, 2001, there were 10,218,340 common shares of the Company outstanding, all of which was fully paid.

     At February 28, 2001, the Company had outstanding warrants to purchase an aggregate of 3,365,159 common shares. Of these warrants, 3,055,159 warrants were publicly traded and are exercisable to purchase 3,055,159 Common Shares at $20.40 per share until November 24, 2002; 10,000 warrants (which are not publicly traded) are exercisable to purchase 10,000 units (consisting of one common share and one warrant) at $20.40 per unit until November 24, 2002; and 300,000 warrants (which are not publicly traded) are exercisable to purchase 300,000 commons shares at $10.25 per share until October 4, 2001.

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Nam Tai Electronics, Inc. is registered at McW. Todman & Co., McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands and has been assigned company number 3805. The object or purpose of the Company is to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of the Memorandum of Association. As an International Business Company, the Company is prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands, or acting as a bank or insurance company. The Company does not believe these restrictions materially affect its operations.

     Paragraph 60 of the Company's Amended Articles of Association (the "Articles") provides that a director may be counted as one of a quorum in respect of any contract or arrangement in which the director is materially interested however, if the agreement or transaction cannot be approved by a resolution of directors without counting the vote or consent of any interested director the agreement or transaction may only be validated by approval or ratification by a resolution of the members. Paragraph 53 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company. Paragraph 69 of the Articles provides that the directors may by resolution exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Such borrowing powers can be altered by an amendment to the Articles. There is no provision in the Articles for the mandatory retirement of directors however, the Company has fixed 65 as the mandatory age of retirement for Directors. Directors are not required to own shares of the Company in order to serve as directors.

     The authorized share capital of the Company is $200,000 divided into 20,000,000 common shares with par value of $0.01 each. Holders of our common shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common shares do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common shares have no preemptive rights to purchase any additional, unissued common shares. Paragraph 85 of the Articles allows the Company to deduct from any shareholder's dividends amounts owing to the Company by such shareholder. Paragraph 13.1 provides that the Company can redeem shares at Fair Market Value from any Shareholder against whom the Company has a judgment debt.

     Paragraph 12 of the Articles provide that without prejudice to any special rights previously conferred on the holders of any existing shares, any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the directors may from time to time determine.

     Paragraph 14 of the Articles provide that if at any time the authorized share capital is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three fourths of the issued shares of any other class or series of shares which may be affected by such variation.

     Paragraph 14 of the Memorandum of Association provide that the Memorandum and Articles of Association of the Company may be amended by a resolution of members or a resolution of directors. Thus, our Board of Directors without shareholder approval may amend our Memorandum and Articles of Association. This includes amendments to increase or reduce our authorized capital stock. Our ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Nam Tai, including a tender offer to purchase our common shares at a premium over the then current market price.

     Provisions in respect of the holding of general meetings and extraordinary general meetings are set out in Paragraphs 27 to 46 of the Articles and under the International Business Companies Act. The directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding more than 30 percent of the votes of the outstanding voting shares in the Company.

     British Virgin Islands law and the Company's Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote such securities of the Company.

     There are no provisions in the Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

     The full text of the Amended Articles and Memorandum of Nam Tai were filed as Exhibit 2.1 in the Company's 1998 Annual Report on Form 20-F.

MATERIAL CONTRACTS

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Nam Tai or any subsidiary of Nam Tai is a party, for the two years immediately preceding the filing of this report:


     o Sale and Purchase Agreement between Spin King Limited as Seller and Nam Tai Electronics, Inc. as Buyer dated September 6, 2000 under which Buyer agrees to buy and Seller agrees to sell five fully paid bearer shares of US$1 each in the share capital of Mate Fair Group Limited for US$2,000,000.

     o Common Share Purchase Agreement between Leesha Holdings Limited as Seller and Nam Tai Electronics, Inc. as Buyer dated September 19, 2000 under which the Seller sells and the Buyer purchases 500,000 common shares, $0.01 par value, of Deswell Industries, Inc., representing approximately 9.0% of the outstanding common stock of Deswell at the time of this transaction, for US$7,500,000.

     o Sale and Purchase Agreement among J.I.C. Holdings (B.V.I) Ltd. as Seller, Mr. Joseph Li Shi Yuen ("Mr. Li"), Mr. Chui Kam Wai ("Mr. Chui") as Guarantors and Nam Tai Electronics, Inc. as Buyer dated September 26, 2000 under which the Buyer agrees to purchase the entire issued share capital of the J. I. C. Group of companies for HK$255,000,000 (payable one-third in cash and two-thirds in Nam Tai stock, not to exceed 19.9% of the total number of Nam Tai shares outstanding at the time of the transaction) less any earnings adjustment consisting of the amount of the shortfall (if any) between the net income of the JIC companies and HK$30,000,000, multiplied by
          8.5. As Guarantors, Messrs. Li and Chui have guaranteed the repayment of such shortfall, if any. Messrs. Li and Chui also entered into employment agreements with the Company.

EXCHANGE CONTROLS

     There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai's securities or on the conduct of the Company's operations in Hong Kong, where the Company's principal executive offices are located or the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. With respect to the Company's China subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from China due to the Company's reinvestment program for tax purposes and the 10% reserve fund. See note 15 of the Notes to the Consolidated Financial Statements. In the event that dividends are paid by the Company's China subsidiaries, they would reduce the amount available for the reinvestment program and accordingly taxes would be payable on the profits not reinvested. The Company believes such restrictions will not have a material effect on the Company's liquidity or cash flow.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

See Exchange Rate Fluctuation discussion in risk factor section and MD&A on pages 7 and 29 respectively.

FOREIGN CURRENCY RISK

As at December 31, 2000 the Company had no open forward contracts or option contracts.

Cash on hand at December 31, 2000 of $58,896,000 was held in the following currencies.


                                        Equivalent U.S. Dollar Holdings
                                        -------------------------------
United States dollars                   $48,361,000
Japanese yen                            $5,993,000
Hong Kong dollar                        $3,711,000
Chinese renminbi                        $549,000
Korean won                              $282,000


See Exchange Rate Fluctuation discussion on page 7

INTEREST RATE RISK

     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $58,896,000 as at December 31, 2000 is invested in short-term interest bearing investments. As such interest income will fluctuate with changes in short term interest rates. As of December 31, 2000 we had no long term debt and $5.4 million outstanding on our credit facilities resulting in minimal interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

                                    PART III

ITEM 15  FINANCIAL STATEMENTS

    Not Applicable

ITEM 16. FINANCIAL STATEMENTS

         The following financial statements are filed as part of this report:


                                                                                                           Page No.
                                                                                                           --------
Independent Auditors' Report.....................................................................................44

Consolidated Statements of Income for the three years ended December 31, 2000,
  December 31, 1999 and December 31, 1998........................................................................45

Consolidated Balance Sheets as of December 31, 2000 and December 31, 1999........................................46

Consolidated Statement of Shareholders' Equity for the three years ended December 31, 2000, December 31, 1999 and December 31, 1998...............................................47

Consolidated Statements of Cash Flows for the years ended December 31, 2000,
  1999 and 1998..................................................................................................48

Notes to Consolidated Financial Statements....................................................................50-69

     All schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

INDEPENDENT AUDITORS' REPORT



To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte Touche Tohmatsu


DELOITTE TOUCHE TOHMATSU

Hong Kong
March 15, 2001

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE DATA)


                                                                         YEAR ENDED DECEMBER 31,
                                                                         -----------------------
                                                                   2000            1999            1998
---------------------------------------------------------------------------------------------------------
Net sales                                                       $ 213,688       $ 145,054       $ 101,649
Cost of sales                                                     182,096         120,074          76,939
                                                                -----------------------------------------
Gross profit                                                       31,592          24,980          24,710
                                                                -----------------------------------------

Selling, general and administrative expenses                       17,646          14,913          13,246
Research and development expenses                                   3,489           2,624           1,691
Non-recurring (income) expense (Note 4)                              --              (848)          1,445
                                                                -----------------------------------------
Total operating expenses                                           21,135          16,689          16,382
                                                                -----------------------------------------

Income from operations                                             10,457           8,291           8,328
Gain on disposal of land                                              355             302             795
Other income - net (Note 5)                                        13,498           2,192           4,892
Interest expense                                                     (165)           (192)             (1)
Write off / Provision for impairment of investment in an
  unconsolidated subsidiary (Note 1d)                                --                (1)         (8,271)
Equity in loss of an unconsolidated subsidiary (Note 1d)             --              --            (1,708)
Equity in (loss) income of affiliated companies, including
  amortization of goodwill                                           (189)          1,146             534
                                                                -----------------------------------------

Income before income taxes and minority interest                   23,956          11,738           4,569
Income taxes benefit (expense) (Note 8)                                33              60          (1,040)
                                                                -----------------------------------------

Income before minority interest                                    23,989          11,798           3,529
Minority interest                                                      12            --              --
                                                                -----------------------------------------

Net income                                                      $  24,001       $  11,798       $   3,529
                                                                =========================================

Basic earnings per share (Note 9)                               $    2.63       $    1.26       $    0.34
                                                                =========================================

Diluted earnings per share (Note 9)                             $    2.56       $    1.25       $    0.34
                                                                =========================================



See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE DATA)


                                                                                          DECEMBER 31,
                                                                                      2000             1999
-------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                         $  58,896       $  54,215
  Marketable securities (Note 10)                                                       7,937            --
  Accounts receivable, net                                                             37,550          24,283
  Inventories (Note 11)                                                                27,172          10,901
  Prepaid expenses and deposits                                                         1,755           2,967
  Income taxes recoverable (Note 8)                                                     2,042           2,070
                                                                                    -------------------------

         Total current assets                                                         135,352          94,436

Investments in affiliated companies (Note 12)                                           2,054          17,308
Property, plant and equipment - net (Note 13)                                          44,599          44,717
Intangible assets - net (Note 14)                                                      24,996             839
Other assets                                                                            1,369           1,447
                                                                                    -------------------------

         Total assets                                                               $ 208,370       $ 158,747
                                                                                    =========================


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable (Note 16)                                                           $   1,499       $   6,949
  Short term debt (Note 16)                                                                24            --
  Accounts payable and accrued expenses                                                40,224          25,504
  Amount due to a related party (Note 17)                                               2,691            --
  Dividend payable                                                                        904             718
  Income taxes payable                                                                    442            --
                                                                                    -------------------------

         Total current liabilities                                                     45,784          33,171

Deferred income taxes (Note 8)                                                             34               8
                                                                                    -------------------------

         Total liabilities                                                             45,818          33,179
                                                                                    -------------------------

Minority interest                                                                         188            --
Commitments and contingencies (Note 18)

Shareholders' equity:
  Common shares ($0.01 par value - authorized 20,000,000 shares; shares issued and outstanding at December 31, 2000 - 10,213,840,
    December 31, 1999 - 8,840,823)                                                        102              88
  Additional paid-in capital                                                          105,963          80,870
  Retained earnings                                                                    56,304          44,566
  Accumulated other comprehensive income                                                   (5)             44
                                                                                    -------------------------

         Total shareholders' equity                                                   162,364         125,568
                                                                                    -------------------------

         Total liabilities and shareholders' equity                                 $ 208,370       $ 158,747
                                                                                    =========================


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE DATA)

                                                                                                    ACCUMULATED       TOTAL
                                     COMMON         COMMON     ADDITIONAL   STOCK                      OTHER          SHARE-
                                     SHARES         SHARES      PAID-IN    OPTIONS        RETAINED  COMPREHENSIVE     HOLDERS'
                                  OUTSTANDING       AMOUNT      CAPITAL    GRANTED        EARNINGS     INCOME         EQUITY
                                  -----------       ------      -------    -------        --------   ------------     ------

Balance at January 1, 1998         11,220,023   $       112   $    80,044  $      --     $    68,050   $        30   $   148,236
Share buy-back program             (1,407,500)          (14)         --           --         (21,241)         --         (21,255)
Issue of options                         --            --            --             75          --            --              75
Options cancelled                        --            --            --            (75)         --            --             (75)
Comprehensive income:
  Net income                             --            --            --           --           3,529          --           3,529
  Foreign currency translation           --            --            --           --            --              15            15
Dividends ($0.28 per share)              --            --            --           --          (2,829)         --          (2,829)
                                  ----------------------------------------------------------------------------------------------

Balance at December 31, 1998        9,812,523            98        80,044         --          47,509            45       127,696
Share buy-back program               (879,700)           (9)         --           --         (10,251)         --         (10,260)
Share redemption (Note 18c)          (138,500)           (1)         --           --          (1,548)         --          (1,549)
Shares issued as compensation          10,000          --             103         --            --            --             103
Shares issued on exercise of
  options                              36,500          --             394         --            --            --             394
Advisors' warrants                       --            --             329         --            --            --             329
Comprehensive income:
  Net income                             --            --            --           --          11,798          --          11,798
  Foreign currency translation           --            --            --           --            --              (1)           (1)
Dividends ($0.32 per share)              --            --            --           --          (2,942)         --          (2,942)
                                  ----------------------------------------------------------------------------------------------

Balance at December 31, 1999        8,840,823   $        88   $    80,870  $      --     $    44,566   $        44   $   125,568
Share buy-back program                 (5,600)         --            --           --             (73)         --             (73)
Shares issued as compensation          10,000          --             136         --            --            --             136
Shares issued on exercise of
  advisors' warrants                   58,030             1         1,183         --            --            --           1,184
Shares issued on exercise of
  options                             149,500             1         1,568         --            --            --           1,569
Shares issued for acquisition of
   subsidiaries (Note 1a)           1,161,087            12        21,783         --            --            --          21,795
Advisors' warrants                       --            --             306         --            --            --             306
Advisors' options                        --            --             117         --            --            --             117
Comprehensive income:
  Net income                             --            --            --           --          24,001          --          24,001
  Foreign currency translation           --            --            --           --            --             (49)          (49)
Dividends ($1.36 per share,
  including special dividend
  of $1 per share)                       --            --            --           --         (12,190)         --         (12,190)
                                  ----------------------------------------------------------------------------------------------
Balance at December 31, 2000       10,213,840   $       102   $   105,963  $      --     $    56,304   $        (5)  $   162,364
                                  ==============================================================================================


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS)


                                                                                         YEAR ENDED DECEMBER 31,
                                                                                         -----------------------
                                                                                    2000          1999             1998
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                       $ 24,001       $ 11,798       $  3,529
                                                                                 --------------------------------------

Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation                                                                      6,965          5,288          4,258
  Amortization of intangible assets                                                   733             52           --
  Amortization of advisors' warrants and options                                      423            329           --
  Gain on disposal of property, plant and equipment                                  (244)          (159)          (766)
  Gain on disposal of investment                                                   (9,435)          --             --
  Gain on disposal of investment in an affiliated company                          (1,346)          --             --
  Gain on disposal of long-term investments                                          --             --           (1,299)
  Loss on disposal of a subsidiary                                                   --              290           --
  Unrealized (gain) loss on marketable securities                                    (433)          --              468
  Equity in loss (income) of affiliated companies less dividend
    received and amortization of goodwill                                             189           (859)          (404)
  Equity in loss of an unconsolidated subsidiary                                     --             --            1,708
  Write off/provision for impairment of investment in an
    unconsolidated subsidiary                                                        --                1          8,271
  Fair value of shares issued as compensation                                         136            103           --
  Deferred income taxes                                                              (110)           (48)            56
  Minority interest                                                                   (12)          --             --
  Changes in current assets and liabilities (net of effects of acquisitions and disposals):
    Decrease (increase) in marketable securities                                   (7,504)           287           (981)
    (Increase) decrease in accounts receivable                                     (5,137)        (8,147)           824
    (Increase) decrease in inventories                                            (13,245)        (6,546)         5,483
    Decrease (increase) in prepaid expenses and deposits                              407           (896)          (832)
    Decrease (increase) in income taxes recoverable                                    28            670           (174)
    Decrease in notes payable                                                      (6,331)          (329)        (1,485)
    Increase in accounts payable and accrued expenses                               7,203          7,224            826
    Decrease in income taxes payable                                                 (114)          (105)           (82)
    Increase in amount due to a related party                                       2,691           --             --
                                                                                 --------------------------------------
Total adjustments                                                                 (25,136)        (2,845)        15,871
                                                                                 --------------------------------------

Net cash (used in) provided by operating activities                                (1,135)         8,953         19,400
                                                                                 --------------------------------------

Cash flows from investing activities:
  Acquisition of subsidiaries, net of cash acquired (Note 1a)                      (7,872)          --             --
  Purchase of property, plant and equipment                                        (3,579)       (17,888)        (4,699)
  Purchase of interest in affiliated companies (Note 1f,g,h)                       (2,243)          --          (15,819)
  Proceeds from disposal of investment                                             24,214           --             --
  Proceeds from disposal of investment in an affiliated company                     3,875           --             --
  Proceeds from disposal of property, plant and equipment                             388            322          1,197
  Decrease (increase) in other assets                                                 123            (53)           (53)
  Acquisition of business (Note 1c)                                                  --             (951)          --
  Cash outflow on disposal of a subsidiary (Note 1e)                                 --              (19)          --
  Purchase of interest in unconsolidated subsidiary (Note 1d)                        --             --           (9,980)
  Proceeds from disposal of long-term investments                                    --             --            2,132
                                                                                 --------------------------------------
Net cash provided by (used in) investing activities                                14,906        (18,589)       (27,222)
                                                                                 --------------------------------------

NAM TAI ELECTRONICS. INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS)


                                                                                 YEAR ENDED DECEMBER 31,
                                                                                 -----------------------
                                                                           2000           1999             1998
-----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Dividends paid                                                         (11,973)         (2,889)         (2,141)
  Share buy-back program                                                     (73)        (10,260)        (21,255)
  Repayment of short term debt                                                (1)           --              --
  Proceeds from shares issued on exercise of options and warrants          2,753             394            --
  Contribution by minority interest                                          200            --              --
  Share redemption                                                          --            (1,549)           --
  Notes payable                                                             --             6,949            --
                                                                         ---------------------------------------
Net cash used in financing activities                                     (9,094)         (7,355)        (23,396)
                                                                         ---------------------------------------

Effect of foreign currencies on cash flows                                     4              (9)             22
                                                                         ---------------------------------------

Net increase (decrease) in cash and cash equivalents                       4,681         (17,000)        (31,196)
Cash and cash equivalents at beginning of period                          54,215          71,215         102,411
                                                                         ---------------------------------------
Cash and cash equivalents at end of period                               $58,896       $  54,215       $  71,215
                                                                         =======================================

Supplemental schedule of cash flow information:
  Interest paid                                                          $   165       $     192       $       1
                                                                         ---------------------------------------
  Income taxes paid                                                      $   129       $    --         $     161
                                                                         ---------------------------------------

Non cash investing transactions:
  Acquisition of subsidiaries by issue of shares (Note 1a)               $21,795       $    --         $    --
                                                                         ---------------------------------------


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


1.     ACQUISITIONS AND DISPOSITIONS

       Subsidiaries:

       A In October 2000, Nam Tai Electronics, Inc. (the "Company") acquired all of the outstanding shares of J.I.C. Group (B.V.I.) Limited ("JIC"), a company incorporated in the British Virgin Islands. The purchase price was the initial consideration of $32,776, less an "earnings adjustment". The initial consideration was satisfied by a cash consideration of $10,981 and the issuance of 1,161,087 shares in the Company at $18.77 each, being the average market closing price as reported on The Nasdaq Stock Market ("Nasdaq") for each day during the period from September 26, 2000 to October 24, 2000 (inclusive) on which Nasdaq is open for trading and on which at least 10,000 shares were traded.

              One third of the amount of the earning adjustment, if any, shall be settled in cash and the remaining balance shall be satisfied by the immediate cancellation of those shares which were issued as part of the initial consideration. The earnings adjustment is the amount of shortfall, if any, between the net income of JIC and its subsidiaries for the financial year ending March 31, 2001 and the guaranteed profit amount of $3,846, multiplied by 8.5. This adjustment, if any, will be recorded as an adjustment to the purchase price and goodwill.

              The acquisition was accounted for as a purchase and the results of JIC and its subsidiaries have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase consideration over the fair value of the net assets acquired of $10,002 was $22,774 and has been recorded as goodwill which is being amortized on a straight-line basis over 15 years.

              The following unaudited pro forma consolidated results of operations give effect to the acquisition of JIC as if it occurred as of the beginning of the period:


                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          2000               1999
                                                        -----------------------------
              Net sales                                 $ 239,327           $ 167,834
              Net income                                $  25,492           $  13,070
              Basic earnings per share                  $    2.53           $    1.25
              Diluted earnings per share                $    2.47           $    1.24


              JIC and its subsidiaries are principally engaged in the manufacture and trading of liquid crystal display panels and transformers. Their production base is located at Shenzhen and Bao An, which are used by three subsidiaries of JIC namely, Jieda Electronics (Shenzhen) Co. Ltd. ("Jieda"), Jetup Electronic (Shenzhen) Co., Ltd. ("Jetup") and Jieyao Electronics (Shenzhen) Co., Ltd. ("Jieyao"), being wholly foreign owned enterprises in the People's Republic of China (the "PRC").

       B In March 2000, Nam Tai Electronic & Electrical Products Limited ("NTEE"), a wholly-owned subsidiary of the Company, together with Toshiba Battery Co., Ltd. ("TBCL"), established BPC (Shenzhen) Co., Ltd. ("BPC"), a wholly foreign owned enterprise in Shenzhen, PRC. NTEE has a 86.67% interest in BPC and the investment cost of $1,300 was contributed in cash. BPC is located within the Company's existing manufacturing complex where it produces and sells high-end, environmentally friendly, rechargeable lithium ion battery packs.

       C On May 28, 1999, the Company acquired from Micro Business Systems Industries Company Limited a telecommunication business including the design, research and development, and marketing of telecommunication products for a consideration of $951 including acquisition costs. The acquisition was accounted for as a purchase and the results of operations of the acquired business have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase consideration over the fair value of the assets acquired of $175 was $776 and has been recorded as goodwill which is being amortized on a straight-line basis over 4 years. The results of operations of the business acquired were not material in relation to the consolidated results of operations of the Company.

       D On December 2, 1998, the Company acquired 50.00025% of the outstanding shares of Albatronics (Far East) Company Limited ("Albatronics"), a Hong Kong public listed company, for cash of $9,980 including transaction fees. Albatronics and its subsidiaries were engaged in the trading of electronic components and manufacturing of consumer electronics products.

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

              At the extraordinary general meeting held on August 20, 1999, a special resolution for the voluntary winding up of Albatronics was approved by the shareholders of Albatronics. As a result, the remaining nominal investment value was written off in 1999. On February 1, 2000, the Company received an invitation soliciting offers for the rescue or restructuring of Albatronics from Albatronics' liquidator. According to the invitation, such offers will likely be subject to the consent and approval of the creditors, the Stock Exchange of Hong Kong Limited and shareholders of Albatronics. The success of any rescue or restructuring proposal is dependent upon acceptance from the Company which is the majority shareholder of Albatronics. The Company will carefully consider the terms of the solicitation and any proposals, coordinating with other creditors and the liquidator, with the objective of maximizing its return.

              During 1999, the Company commenced legal proceedings against Albatronics seeking compensation to recover its investment seeking damages for breach of representations, warranties and undertakings.

       E In June 1999, the Company sold its subsidiary, Nam Tai Electronics (Canada) Ltd. ("NT Canada"), to its management at a nominal value which the board of directors believed represented the fair market value and realized a loss on disposition of $290. NT Canada provided investor relations, regulatory compliance and other services to the Company. NT Canada, now no longer a subsidiary of the Company, was renamed Pan Pacific I.R. Ltd. by its new owners and continues to provide similar services to the Company.

       Affiliated companies:

       F In September 2000, the Company acquired a 5% indirect shareholding in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd. (collectively "TCL Mobile") through the acquisition of 25% outstanding shares of Mate Fair Group Limited ("Mate Fair"), an investment holding company incorporated in the British Virgin Islands with a 20% shareholding interest in TCL Mobile. The acquisition was satisfied by a cash consideration of $2,036.

              TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in the PRC as well as overseas markets.

              Mate Fair has been accounted for as an affiliated company and the results of Mate Fair has been equity accounted for in the consolidated financial statements from the date of acquisition.

       G In March 2000, Nam Tai Electronic (Shenzhen) Co., Ltd. ("NTES"), a wholly-owned subsidiary of the Company, acquired 42.5% of the equity interest in Shanghai Q&T Tech. Co., Ltd. ("Shanghai Q&T") (formerly known as Red Net Technology Co., Ltd.), a company registered in the PRC for $207. Shanghai Q&T has been accounted for as an affiliated company and the results of Shanghai Q&T has been equity accounted for in the consolidated financial statements from the date of acquisition.

       H On May 27, 1998, the Company acquired 20% of the outstanding shares of Group Sense (International) Limited ("Group Sense"), a Hong Kong public listed company, for cash of $16,279 which was reduced by a pre-acquisition dividend of $460. Group Sense and its subsidiaries manufacture consumer electronics products. Starting from February 2000, the Company began to dispose of its shareholding in Group Sense and up to November 2000, the Company had disposed of its entire interest in Group Sense for cash of $28,089 in total.

              Group Sense had been accounted for as an affiliated company in 1999 and the results of Group Sense had been included in the consolidated financial statements from the date of acquisition to September 30, 1999 (interim announcement date of Group Sense, the date of latest available results in that year) as permitted by Accounting Principles Board ("APB") Opinion No. 18 "The equity method of accounting for investments in common stock". Upon the reduction of shareholding in Group Sense below the 20% level in 2000, the equity method was discontinued and the carrying amount at the date of discontinuance became the cost of investment, which was subsequently included in the calculation of the gain on disposal of investment in 2000 upon sale of the Company's remaining ownership interest.


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

              The Company's investment in Group Sense, Mate Fair and Shanghai Q&T are accounted for by the equity method. Accordingly, the Company's share of the earnings of these companies are included in consolidated net income. In February 2000, the Company began to dispose of its shareholding in Group Sense. Upon the reduction of shareholding in Group Sense below the 20% level, the equity method was then discontinued.

       B      GOODWILL AND LICENSE

              The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is amortized to expense on a straight-line basis over various periods not exceeding 40 years. Costs incurred in the acquisition of licenses are capitalized and amortized to expense on a straight-line basis over the shorter of license period or 5 to 7 years.

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

       F      MARKETABLE SECURITIES

              All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in other income. The cost of securities sold is based on the average cost method and income earned is included in other income.

       G      PROPERTY, PLANT AND EQUIPMENT

              Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction. No interest was capitalized for the years ended December 31, 2000, 1999 and 1998. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Gains and losses from the disposal of property, plant and equipment are included in income from operations, and gains and losses from the disposal of unused land are separately reported in the consolidated statements of income.

              The majority of the land in the Hong Kong Special Administration Region ("Hong Kong") of the PRC is owned by the government of Hong Kong which leases the land at public auction to nongovernmental entities. With the exception of those leases which expire after June 30, 1997 and before June 30, 2047 with no right of renewal, the Sino-British Joint Declaration extends the terms of all currently existing land leases for another 50 years beyond June 30, 1997. Thus, all of the Company's leasehold land in Hong Kong are considered to be medium-term assets. The cost of such leasehold land is amortized on the straight-line basis over the respective terms of the leases.

              All land in other regions in the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus all of the Company's land purchases in the PRC are considered to be leasehold land and are amortized on the straight-line basis over the respective term of the right to use the land.

              Depreciation rates computed using the straight-line method are as follows:

              CLASSIFICATION                                  YEARS
              --------------                                  -----
              Buildings                                   20 to 50 years
              Machinery and equipment                      4 to 12 years
              Leasehold improvements                        3 to 7 years
              Automobiles                                   4 to 6 years
              Furniture and fixtures                        4 to 7 years
              Tools and molds                               4 to 6 years


              Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.

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

       I      REVENUE RECOGNITION

              Revenue from sales of products is generally recognized when the title is passed to customers upon shipment and when collectibility is reasonably assured. Provision for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded.

       J      RESEARCH AND DEVELOPMENT COSTS

              Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

       K      STAFF RETIREMENT PLAN COSTS

              The Company's costs related to the staff retirement plans (Note 6) are charged to the consolidated statement of income as incurred.

       L      INCOME TAXES

              The Company provides for all taxes based on income whether due at year end or estimated to become due in future periods but based on profits earned to date. However, under the current tax legislation in the PRC, the Company has reasonable grounds to believe that income taxes paid by NTES, Zastron Plastic & Metal Products (Shenzhen) Ltd. ("Zastron") and Shenzhen Namtek Co., Ltd. ("Namtek") in respect of any year would be refunded after the profits earned in that year are reinvested in the business by way of subscription for new shares. Accordingly, any PRC tax paid by these subsidiaries during the year is recorded as an amount receivable at year end when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the PRC tax authority that the refund will be refused. Deferred income taxes are provided to recognize the effect of the difference between the financial statement and income tax bases of measuring assets and liabilities.

       M      FOREIGN CURRENCY TRANSACTIONS AND TRANSLATIONS

              All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than functional currencies are translated at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of income.

              The Company's subsidiaries adopt the U.S. dollar, Hong Kong dollar or the Renminbi as their functional currencies. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar are translated in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52, "Foreign Currency Translation". All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive income.

              The exchange rate between the Hong Kong dollar and the U.S. dollar has been pegged (HK$7.80 to US$1.00) since October 1983.

       N      EARNINGS PER SHARE

              Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

              Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

       O      CURRENCY CONTRACTS

              The Company enters into forward currency contracts in its management of foreign currency exposures. Firmly committed transactions are hedged with forward exchange contracts. Anticipated, but not yet firmly committed transactions are hedged through the use of purchased options. Gains and losses related to hedges of firmly committed transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Other foreign exchange contracts are marked to market with the net realized or unrealized gains or losses recognized in other income - net (Note 5). Premiums paid on purchased options are included in prepaid expenses and deposits and are recognized in income over the life of the options.

       P      STOCK OPTIONS

              SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies which have stock-based compensation arrangements with employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under APB Opinion No. 25, "Accounting for Stock Issued to Employees," but with additional financial statement disclosure. The Company continues to account for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosures required by SFAS No. 123 in Note 19a.

       Q      COMPREHENSIVE INCOME

              The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". Accumulated other comprehensive income represents foreign currency translation adjustments and is included in the shareholders' equity section of the balance sheet. The comprehensive income of the Company was $23,952, $11,797 and $3,544 for the years ended December 31, 2000,
              1999 and 1998, respectively.

       R      RECENT CHANGES IN ACCOUNTING STANDARDS

              In March 2000, the Financial Accounting Standards Board ("FASB") has issued an interpretation ("FIN") No. 44 "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25". FIN No. 44 is effective on July 1, 2000 and there was no significant impact on the consolidated financial statements of the Company on adoption of FIN No. 44.

              In June 1998, the FASB has issued a new standard SFAS No.133 "Derivative Instruments and Hedging Activities". SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Management has completed the analysis of the impact and concluded that there was no significant effect on the consolidated financial statements of the Company on adoption of SFAS No.133 on January 1, 2001.

       S      RECLASSIFICATION

              Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the current years' presentation. These reclassifications had no effect on the net income or financial position for any year presented.

3.     FINANCIAL INSTRUMENTS

       The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents and trade receivables.

       The Company's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company's exposure to concentrations of credit risk.

       The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. During the years ended December 31 2000, 1999 and 1998 the Company has not incurred any bad debt expense and does not maintain any allowances for doubtful accounts.

       All of the Company's significant financial instruments at December 31, 2000 and 1999 are reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts which approximate their fair value due to the short maturity of these instruments.

       From time to time, the Company hedges its currency exchange risk, which primarily arises from materials purchased in currencies other than U.S. dollars, through the purchase and sale of currency forward contracts and options. Such contracts typically allow the Company to buy or sell currencies at a fixed price with maturities that do not exceed one year. The Company's forward contracts do not subject the Company to risk from exchange rate movements because gains and losses from such contracts offset losses and gains, respectively, of the assets or liabilities being hedged. At December 31, 2000, there were no open currency forward contracts and options. As at December 31, 1999, the Company had outstanding forward contracts and options to purchase Japanese Yen of approximately $1,755 and $20,000, respectively with maturities that did not exceed six months.

       There was no carrying value for foreign currency forward contracts at December 31, 1999. The estimated fair values represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 1999, the difference between the contract amounts and fair values was immaterial.

       The carrying value and fair value of foreign currency options were $554 and $1,058, respectively, as of December 31, 1999. Fair value relating to foreign currency options at December 31, 1999 was based on the amount the Company would receive or pay to terminate the contracts based on quoted market prices as at December 31, 1999.

4.     NON-RECURRING (INCOME) EXPENSE

       The amount in 1999 represented the write-back of the remaining balance of the provision on the settlement of a non-recurring customs assessment in the PRC which was recorded as non-recurring expense in 1998.

5.     OTHER INCOME - NET

       Other income - net consists of:


                                                                                         YEAR ENDED DECEMBER 31,
                                                                                         -----------------------
                                                                                 2000              1999             1998
                                                                             ---------------------------------------------
       Interest income                                                         $  3,300            $3,330           $5,047
       Miscellaneous (expense) income                                              (435)                8             (196)
       Gain on disposal of investment in an affiliated company                    1,346              -                -
       Realized gain on disposal of investments, net                              9,435               144            1,207
       Currency option premium written off                                         (304)             (566)            (840)
       Foreign exchange gain (loss)                                                  51              (413)             394
       Bank charges                                                                (328)             (311)            (252)
       Unrealized gain (loss) on marketable securities                              433              -                (468)
                                                                               --------------------------------------------
                                                                               $ 13,498            $2,192           $4,892
                                                                               ============================================


       In February 2000, the Company sold a portion of its shareholding in Group Sense, resulting in a gain on disposal of investment in an affiliated company of $1,346 and the reduction of shareholding in Group Sense below the 20% level. The Company then continued to dispose of all of its remaining shareholding in Group Sense, resulting in a gain of $9,435 in 2000. Total gain on disposal of the entire shareholdings in Group Sense during 2000 amounted to $10,781.

6.     STAFF RETIREMENT PLANS

       The Company maintains staff contributory retirement plans (defined contribution pension plans) which cover certain of its employees. The cost of the Company's contributions amounted to $174, $138 and $79 for the years ended December 31, 2000, 1999 and 1998, respectively.

7.     DEFERRED COMPENSATION ARRANGEMENT

       In August 1990, the Company agreed to provide compensation in the event of loss of office, for whatever reason, for two officers. The amount of compensation to be ultimately provided is $500 for Mr. M. K. Koo, the senior executive officer of the Company and $300 for Mr. T. Murakami, the Chairman of the Company and was fully expensed by December 31, 1995. At December 31, 2000, the amounts payable to Mr. M. K. Koo and Mr. T. Murakami are still included in accounts payable and accrued expenses.

8.     INCOME TAXES BENEFIT (EXPENSE)

       The components of income before income taxes and minority interest are as follows:


                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                2000              1999             1998
                                            -------------------------------------------
         PRC, excluding Hong Kong           $  6,384          $  7,355           $8,207
         Hong Kong                            17,572             4,387           (4,017)
         Other                                  -                   (4)             379
                                           --------------------------------------------
                                             $23,956           $11,738           $4,569
                                           ============================================


       Under the current British Virgin Islands law, the Company's income is not subject to taxation. Subsidiaries, primarily operating in Hong Kong and the PRC, are subject to income taxes as described below.

       The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16% to the estimated taxable income earned in or derived from Hong Kong during the period.

       Deferred tax, where applicable, is provided under the liability method at the rate of 16%, being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of measuring assets and liabilities.

       The basic corporate tax rate for Foreign Investment Enterprises ("FIEs") in the PRC, such as NTES, Zastron, Namtek, BPC, Jieda, Jetup, and Jieyao (the "PRC Subsidiaries") is currently 33% (30% state tax and 3% local tax). However, because all the PRC subsidiaries are located in the designated Special Economic Zone ("SEZ") of Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in the Shenzhen SEZ are not currently assessing any local tax.

       Since, the PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTES, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday is available, there is an overall minimum tax rate of 10%. For the years ended December 31, 1990 and 1991, NTES qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of NTES for the years ended December 31, 1992, 1993 and 1994, and 10% in 1995, 1996, 1997 and 1998. On January 8, 1999,
       NTES received the recognition of "High and New Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until January 7, 2004. For the years ended December 31, 1992 and 1993, Zastron qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of Zastron for the years ended December 31, 1994, 1995 and 1996 and 10% for the years ended December 31, 1997, 1998, 1999 and 2000. In 1996 and 1997, Jieda and Namtek qualified for a tax holiday. For the years ended December 31, 1998, 1999 and 2000, tax was payable at the rate of 7.5% on the assessable profit. Jetup enjoyed its tax holiday since 1997 and tax was payable at the rate of 7.5% on its assessable profit for the years ended December 31, 1999 and 2000. For the years ended December 31, 1999 and 2000, Jieyao qualified for a tax holiday. For BPC, the tax holiday has not yet commenced due to continuous loss accumulated since the date of establishment.

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

       NTES, Zastron and Namtek qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2000 and 1999, taxes recoverable under such refund arrangements were $2,042 and $2,028, respectively, which are included in income taxes recoverable.

       The current and deferred components of the income tax benefit (expense) appearing in the consolidated statements of income are as follows:



                                                           YEAR ENDED DECEMBER 31,
                                                           -----------------------
                                                  2000              1999             1998
                                            ----------------------------------------------
         Current tax                        $      (77)              $12         $   (984)
         Deferred tax                              110                48              (56)
                                            ----------------------------------------------
                                            $       33               $60          $(1,040)
                                            ==============================================


       The components of deferred tax assets and liabilities are as follows:



                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------
                                                                 2000              1999        1998
                                                              ---------------------------------------
         Deferred tax asset:
           Net operating loss carryforwards                   $    17             $  83          -
         Deferred tax liability:
           Excess of tax allowances over depreciation             (51)              (91)          (56)
                                                             -----------------------------------------
         Net deferred tax liability                           $   (34)           $   (8)         $(56)
                                                              ========================================


       At December 31, 2000 and 1999, a subsidiary of the Company had tax losses carryforward for Hong Kong tax purposes, subject to the agreement of the Hong Kong Inland Revenue Department, amounting to approximately $104 and $521 respectively which have no expiration date.

       A reconciliation of the income tax benefit (expense) to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:



                                                                                             YEAR ENDED DECEMBER 31,
                                                                                             -----------------------
                                                                                    2000              1999             1998
                                                                                 ------------------------------------------
         Income before income taxes and minority interest                        $23,956           $11,738         $  4,569
         PRC tax rate                                                                15%               15%              15%
         Income tax expense at PRC tax rate on
           income before income tax                                              $(3,593)          $(1,761)        $   (685)
         Effect of difference between Hong Kong and PRC tax                           (7)              (37)             (54)
           rates applied to Hong Kong income
         Effect of income for which no income tax expense is payable               2,527               675              586
         Tax holidays and tax incentives                                             491               543              412
         Effect of PRC tax concessions, giving rise to no PRC tax
           liability                                                                 508               538              714
         Tax benefit (expense) arising from items which are not
           assessable (deductible) for tax purposes:
             Gain on disposal of unused land in Hong Kong                             53                47              125
             Offshore interest income                                                 76               143             -
             Non-deductible items                                                   (252)             (122)            -
             Provision for impairment of investment in an
              unconsolidated subsidiary                                             -                 -              (1,241)
         Other                                                                       230                34             (897)
                                                                                 ------------------------------------------
                                                                                 $    33           $    60          $(1,040)
                                                                                 ==========================================

       No income tax arose in the United States of America in any of the periods presented.

       Tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $999, $1,081 and $1,126 in the years ended December 31, 2000, 1999 and 1998, respectively (representing a decrease in the basic earnings per share of $0.11, $0.11 and $0.11, and a decrease in the diluted earnings per share of $0.11, $0.11 and $0.11 in the years ended December 31, 2000, 1999 and 1998, respectively).

9.     EARNINGS PER SHARE

       The calculations of basic earnings per share and diluted earnings per share are computed as follows:


                                                                                                Per share
         YEAR ENDED DECEMBER 31, 2000                            Income             Shares        amount
         ----------------------------                            ---------------------------------------
         Basic earnings per share                              $ 24,001          9,114,175         $2.63

         Effect of dilutive securities
          - Stock options                                          -               140,676
          - Warrants                                               -               120,265
                                                              ------------------------------------------

         Diluted earnings per share                           $  24,001          9,375,116         $2.56
                                                              ==========================================

       Warrants to purchase 3,055,159 shares of common shares at $20.40 were outstanding at December 31, 2000 but were not included in the computation of diluted earnings per share because the exercise price of the warrants was greater than the average market price of the common shares during the relevant period.


                                                                                            Per share
               YEAR ENDED DECEMBER 31, 1999               Income               Shares         amount
               ----------------------------              ---------------------------------------------
               Basic earnings per share                  $11,798             9,328,213          $1.26

               Effect of dilutive securities
                - Stock options                             -                   40,997
                - Warrants                                  -                   47,570
                                                         --------------------------------------------
         Diluted earnings per share                      $11,798             9,416,780          $1.25
                                                         ============================================


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


                                                                                                   Per share
         YEAR ENDED DECEMBER 31, 1998                  Income                    Shares             amount
         ----------------------------                  -----------------------------------------------------
         Basic earnings per share                      $3,529                10,316,510                $0.34

         Effect of dilutive securities
          - Stock options                                -                       23,162
          - Warrants                                     -                       11,428
                                                       -----------------------------------------------------

         Diluted earnings per share                    $3,529                10,351,100                $0.34
                                                       =====================================================



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

10.    MARKETABLE SECURITIES

       During 2000, the Company acquired equity securities listed in the Nasdaq and all of them were classified as trading securities and included in current assets at December 31, 2000.


                                                                            AT DECEMBER 31,
                                                                            ---------------
                                                                         2000               1999
                                                                   ---------------------------------

         Cost                                                       $    7,504                  -
         Unrealized gain on marketable securities                          433                  -
                                                                   ---------------------------------
         Market value                                               $    7,937              $   -
                                                                    ================================


11.    INVENTORIES

       Inventories consist of:


                                                                                AT DECEMBER 31,
                                                                                ---------------
                                                                            2000                1999
                                                                        --------------------------------
         Raw materials                                                   $  21,232              $  7,416
         Work-in-progress                                                    3,126                 1,380
         Finished goods                                                      2,814                 2,105
                                                                        --------------------------------
                                                                         $  27,172               $10,901
                                                                         ===============================


12.    INVESTMENTS IN AFFILIATED COMPANIES

       As of December 31, 1999, investments in affiliated companies represented the Company's investment in Group Sense which included the unamortized excess of the Company's investment over its equity in Group Sense's assets. The excess was approximately $2,090 at December 31, 1999, and was being amortized on a straight-line basis over the estimated economic useful life of 10 years. The amortization charge for the year ended December 31, 1999 and 1998 was $241 and $80, respectively. At December 31, 1999, the aggregate market value of the Company's investment in Group Sense as quoted on The Stock Exchange of Hong Kong Limited was $16,902 and in 1999, the Company received dividend payments from Group Sense of $263. During 2000, the Company disposed of its entire interest in Group Sense for cash of $28,089.

       As of December 31, 2000, investments in affiliated companies of $2,054 represent the Company's interest in Mate Fair. The Company's investment in Mate Fair includes the unamortized excess of the Company's investment over its equity in Mate Fair's assets. The excess was approximately $1,525 and is being amortized on a straight-line basis over the estimated economic useful life of 10 years. The amortization charge for the year ended December 31, 2000 was $51.

       The Company's interest in Shanghai Q&T was reduced to zero as Shanghai Q&T incurred losses during the year ended December 31, 2000. The Company does not have any further financial commitment in Shanghai Q&T.

       The Company's retained earnings included the (accumulated losses) undistributed earning of affiliates, including related amortization of goodwill, of $(189) and $1,680 as of December 31, 2000 and December 31, 1999, respectively.

13.      PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment consist of the following:


                                                                                  AT DECEMBER 31,
                                                                                  ---------------
                                                                              2000                1999
                                                                           ------------------------------
         At cost
         Land use right, land and buildings                               $  25,485              $ 24,893
         Machinery and equipment                                             32,876                29,478
         Leasehold improvements                                               9,872                 8,234
         Automobiles                                                          1,652                 1,259
         Furniture and fixtures                                               1,519                 1,134
         Tools and molds                                                         87                    78
                                                                         --------------------------------
         Total                                                               71,491                65,076
         Less: accumulated depreciation and amortization                    (27,025)              (20,359)
         Construction in progress                                               133                  -
                                                                         --------------------------------
         Net book value                                                   $  44,599              $ 44,717
                                                                          ===============================


14.    INTANGIBLE ASSETS

       Intangible assets consist of the following:


                                                                                  AT DECEMBER 31,
                                                                                  ---------------
                                                                             2000                  1999
                                                                          -------------------------------
         Goodwill                                                         $  24,478                  $776
         License                                                              1,321                   115
                                                                          -------------------------------
         Total                                                               25,799                   891
         Less: accumulated amortization                                        (803)                  (52)
                                                                          --------------------------------
                                                                          $  24,996                  $839
                                                                          ===============================


       Amortization expense charged to income from operations for the year ended December 31, 2000, 1999 and 1998 was $733, $52 and nil, respectively.

15.    INVESTMENT IN SUBSIDIARIES


                                                                                                     Percentage of ownership
                                            Place of                   Principal                        as at December 31
                                            incorporation              activity                       2000             1999
         ------------------------------------------------------------------------------------------------------------------
         Consolidated principal subsidiaries:

         BPC (Shenzhen) Co., Ltd.           PRC                        Manufacturing                86.67%             -
         J.I.C. Electronics Company         Hong Kong                  Manufacturing and              100%             -
           Limited                                                       trading
         J.I.C Enterprises (Hong Kong)      Hong Kong                  Trading                        100%             -
           Limited
         J.I.C. Group (B.V.I.) Limited      British Virgin Islands     Investment holding             100%             -
         Jetup Electronic (Shenzhen) Co.,   PRC                        Manufacturing                  100%             -
           Limited
         Jieda Electronics (Shenzhen)       PRC                        Manufacturing                  100%             -
           Co., Ltd.
         Jieyao Electronics (Shenzhen)      PRC                        Manufacturing                  100%             -
           Co., Ltd.
         Nam Tai Electronic &               Hong Kong                  Trading                        100%             100%
           Electrical Products Limited
         Nam Tai Telecom                    Hong Kong                  Trading                        100%             100%
           (Hong Kong) Company
           Limited
         Namtai Electronic (Shenzhen)       PRC                        Manufacturing                  100%             100%
           Co., Ltd.
         Shenzhen Namtek Co., Ltd.          PRC                        Software                       100%             100%
                                                                        development
         Zastron Plastic & Metal            PRC                        Manufacturing                  100%             100%
           Products (Shenzhen) Ltd.

         Unconsolidated subsidiary:

         Albatronics (Far East)             Hong Kong                  Ceased business in        50.00025%        50.00025%
           Company Limited                                               August 1999
           (in liquidation)


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

16.    SHORT TERM DEBT AND BANKING FACILITIES

       The Company has credit facilities with various banks representing trade acceptances and overdrafts. At December 31, 2000 and 1999, these facilities totaled $75,442 and $38,020, of which $5,399 and $10,711 were utilized at December 31, 2000 and 1999, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks' usual lending rates in Hong Kong and the credit lines are normally subject to annual review. The banking facilities restrict the pledge of assets to any other banks without the prior consent of the Company's bankers. At December 31, 2000, credit lines with certain banks were secured by post dated cheques of $105 and land and buildings with net book values of $230.

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



                                                                                   AT DECEMBER 31,
                                                                                   ---------------
                                                                               2000               1999
                                                                           ------------------------------

         Outstanding letters of credit                                      $ 3,900                $2,718

         Trust receipts                                                         389                 6,949

         Usance bills pending maturity                                        1,110                  -
                                                                          -------------------------------

         Total banking facilities utilized                                    5,399                 9,667

         Less: Outstanding letters of credit                                 (3,900)               (2,718)
                                                                          --------------------------------

         Notes payable per balance sheets                                  $  1,499                $6,949
                                                                           ==============================


       In addition, the Company has bank borrowings of $24, which is bearing interest at 5.445% per annum and is secured by an automobile with a net book value of $37 as of December 31,2000.

17.    RELATED PARTY BALANCE AND TRANSACTIONS

       As of December 31, 2000, the balance due to a related party represents the balance due to TBCL, a minority shareholder of BPC.

       Since the establishment of BPC in 2000, the Company recognized net sales of $6,232, purchased raw materials of $22,370, acquired property, plant and equipment of $814 from TBCL and its related companies. The Company also acquired a license for $1,000 from TBCL.

18.    COMMITMENTS AND CONTINGENCIES

       A As at December 31, 2000, the Company has entered into commitments for capital expenditures of approximately $19,078 for property, plant and equipment which are expected to be disbursed during the year ending December 31, 2001.

       B      Lease commitments

              The Company leases premises under various operating leases which do not contain any escalation clauses. Rental expense under operating leases was $812 in 2000, $528 in 1999 and $337 in 1998.

              At December 31, 2000, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

                  Year ending December 31,

                  - 2001                                 1,452
                  - 2002                                 1,195
                  - 2003                                 1,188
                  - 2004                                 1,188
                  - 2005                                 1,188
                  - 2006 and thereafter                  1,880
                                                      --------
                                                       $ 8,091
                                                      ========
       C      Significant legal proceedings

              In June 1997, the Company filed a petition in the British Virgin Islands for the winding up of Tele-Art Inc. on account of an unpaid judgement debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art Inc. and the Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of $11.19 per share to offset substantially all of the judgement debt, interest and legal costs of $667 totaling $1,600. On February 12, 1999, the liquidator of Tele-Art Inc. filed a summons in the British Virgin Islands on its behalf seeking, among other things, a declaration setting aside the redemption. The Courts of the British Virgin Islands have delayed the fixing of a specific date for the hearing of the substantive application, pending the outcome of an application by the Company to remove the liquidator on the grounds of conflict of interest and bias. In the interim, the Company is prevented from redeeming the remaining 169,727 shares to satisfy the current unpaid judgement debt until a determination of the liquidator's February 12, 1999 application, which up to December 31, 2000, has not yet been finalized.

              Management believes that the claim mentioned above is without merit and will vigorously defend it and believes that the outcome of the case will not have a significant effect on the Company's financial position, results of operation or cash flows.

       D      Acquisition of JIC

              As indicated in Note 1a, the purchase price of JIC was the initial consideration of $32,776, less an "earnings adjustment". The earnings adjustment is the amount of shortfall, if any, between the net income of JIC and its subsidiaries for the financial year ending March 31, 2001 and the guaranteed profit amount of $3,846, multiplied by 8.5. The management estimated that the guaranteed profit amount can be met by JIC and its subsidiaries. Accordingly, no adjustment has been made to the purchase price and the related goodwill amount as of December 31, 2000.

19.    COMMON SHARES

       A      STOCK OPTIONS

              In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 300,000 vested options to key employees of the Company. In December 1993, January 1996 and April 1999, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 650,000 and 1,000,000 and 1,425,000, respectively. A summary of stock option activity during the three years ended December 31, 2000 is as follows:



                                                     Number of        Option price per share with the weighted
                                                      options            average option price in parenthesis
             ---------------------------------------------------------------------------------------------------------
             Outstanding at January 1, 1998            53,333           $10.50

               Granted                                596,500           $10.50 & $15.75 ($13.14)
               Cancelled                             (296,500)          $15.75
                                                     ---------
             Outstanding at December 31, 1998         353,333           $10.50 & $15.75 ($10.55)

               Exercised                              (36,500)          $10.50 & $15.75 ($10.79)
               Cancelled                              (53,333)          $10.5
                                                    ----------
             Outstanding at December 31, 1999         263,500           $10.50 & $15.75 ($10.53)

               Granted                                350,220           $13.875, $14.81, $16.125 & $16.375 ($14.18)
               Exercised                             (149,500)          $10.5
               Cancelled                              (28,220)          $16.125
                                                    ----------
             Outstanding at December 31, 2000         436,000           $10.5, $13,875, $14.81, $15.75 & $16.375  ($13.11)
                                                      =======



              Of the 350,220 options granted by the Company in 2000, 5,000 and 10,000 options with exercise price of $13.875, expiring on January 31, 2003, and exercisable from January 1, 2001 and May 31, 2001, respectively, were granted to its advisors. The compensation expense for these advisors' options, using the Black-Scholes option-pricing model, was $117 and has been charged to the consolidated statement of income in 2000.

              Had compensation cost for the Company's stock option plan, other than the 15,000 options mentioned above, been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below:


                                                                                        YEAR ENDED DECEMBER 31,
                                                                                        -----------------------
                                                                                2000            1999             1998
                                                                            -------------------------------------------
              Net income                         As reported                $ 24,001           $11,798           $3,529
                                                 Pro forma                    21,785            11,582            3,273

              Diluted earnings per share         As reported                   $2.56             $1.25            $0.34
                                                 Pro forma                      2.32              1.23             0.32


              There were no stock options granted during the year ended December 31, 1999. In 1998, the Company granted 300,000 and 296,500 options with exercise price of $15.75 and $10.50, respectively, exercisable from August 27, 1999 and expiring on March 15, 2001. The details of the options granted by the Company in 2000 are as follows:


                 Number of                     Exercise
             options granted                     price                 Exercisable period
             -------------------------------------------------------------------------------------------------

               172,000                          $13.875                January 1, 2001 to  January 31, 2003

               130,000                          $13.875                May 31, 2001 to  January 31, 2003

                 5,000                          $14.81                 January 1, 2001 to  July 31, 2003

                28,220                          $16.125                January 1, 2001 to  April 5, 2003

                15,000                          $16.375                June 9, 2001 to  June 8, 2003


              The weighted average fair value of options granted during 2000 and 1998 was $5.67 and $3.24 respectively, using the Black-Scholes option-pricing model based on the following assumptions:

                                                            2000                                          1998
                                    -----------------------------------------------------       -----------------------
                                      $16.375        $16.125        $14.81        $13.875         $15.75         $10.50
                                      Options        Options       Options        Options        Options        Options
              ---------------------------------------------------------------------------------------------------------
              Risk-free interest rate   6.41%          6.23%         6.13%          6.67%           5.5%           5.0%
              Expected life            6/8/03         4/5/03       7/31/03        1/31/03        3/15/01        3/15/01
              Expected volatility       54.1%          51.2%         47.3%          65.0%          61.1%          60.9%
              Expected dividends       $ .090         $ .090        $ .090         $ .090         $ .070         $ .070
                per quarter


              The weighted average remaining contractual life of the stock options outstanding at December 31, 2000 and 1999 was 19 months and 15 months, respectively.

       B      SHARE BUY-BACK PROGRAM

              The Company repurchased shares under its buy-back program as follows:


                  Year                       Shares repurchased                 Average purchase price
                  ----                       ------------------                 ----------------------
                  2000                               5,600                               $12.94
                  1999                             879,700                                11.86
                  1998                           1,407,500                                15.10


              In April 2000, the Company terminated its share buy-back program.

       C      ADVISORS' WARRANTS

              On December 2, 1997, the Company issued 130,000 units to its advisors. The holder of each unit is entitled to purchase from the Company at the purchase price of $20.40 per unit one common share and one warrant exercisable to purchase one common share at $20.40 per share for the period from November 30, 1998 to November 24, 2000. In 2000, 58,030 advisors' warrants were exercised, 61,970 advisors' warrants were expired and the expiry date of exercisable period for the remaining 10,000 advisors' warrants was extended to November 24, 2002. As a result, 58,030 common shares and 58,030 warrants were issued during the year ended December 31, 2000. The compensation expense for the extention of the expiry date of the 10,000 advisors' warrants, using the Black-Scholes option-pricing model, was $43 and has been charged to the consolidated statement of income in 2000.

              On October 5, 1998, the Company issued 300,000 warrants to an advisor as consideration of advisory services under a service contract for a period of 3 years. The holder of each warrant is entitled to purchase from the Company one common share at $10.25 per share for the period from October 5, 1998 to October 4, 2001. These warrants have been accounted for using variable accounting and the related compensation expense of $263, using the Black-Scholes option-pricing model, has been charged to the consolidated statement of income in 2000.

              The fair values of the advisors' warrants were calculated using the Black-Scholes option-pricing model based on the following assumptions:


                                                                $20.4 advisors'          $10.25 advisors'
                                                                   warrants                  warrants
                                                                   --------                  --------
                  Risk-free interest rate                            6.50%                     6.50%
                  Expected life                                    11/24/02                   10/4/01
                  Expected volatility                                50.0%                      50%
                  Expected dividend per quarter                     $0.090                    $0.090


       D      OTHER WARRANTS

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

              During the period of the Rights Offering, shareholders of the Company exercised Rights to purchase a total of 2,267,917 units at $17.00 per unit and the Standby Underwriters purchased a total of 729,212 units at a price of $16.75, being the lower of the subscription price per unit and the closing bid price per common share as reported on the Nasdaq on the subscription expiry date, as provided for under the Standby Underwriting Agreement. The gross proceeds raised amounted to $50,769 and the net proceeds raised after deduction of expenses associated with the Rights Offering amounted to $47,700.

              On April 1, 2000, the Company amended the terms of the warrant by extending the expiry date of the warrants from November 24, 2000 to November 24, 2002.

              The 58,030 warrants issued pursuant to the exercise of advisors' warrants mentioned in note 19c above bear the same rights as other warrants.

20.    BUSINESS SEGMENT INFORMATION

       The Company operates principally in the consumer electronic product segment of the electronics manufacturing services industry. A summary of net sales, income (loss) from operations and identifiable assets by geographic areas and net sales to major customers is as follows:


                                                                            YEAR ENDED DECEMBER 31,
                                                                            -----------------------
                                                                      2000            1999           1998
                                                                  -------------------------------------------
         Net sales from operations within:
           - Hong Kong:
               Unaffiliated customers                             $202,364          $142,347         $100,081
                                                                  -------------------------------------------
           - PRC, excluding Hong Kong:
               Unaffiliated customers                               11,324             2,707            1,568
               Intersegment sales                                  180,065           136,648           93,556
                                                                  -------------------------------------------
                                                                   191,389           139,355           95,124
                                                                  -------------------------------------------
           - Intersegment eliminations                            (180,065)         (136,648)         (93,556)
                                                                  -------------------------------------------

         Total net sales                                          $213,688          $145,054         $101,649
                                                                  ===========================================

         Net income within:
           - PRC, excluding Hong Kong                             $  6,549          $  7,341         $  7,272
           - Hong Kong                                              17,452             4,462           (4,122)
           - Canada                                                   -                   (5)             379
                                                                  -------------------------------------------
                                                                  $ 24,001          $ 11,798         $  3,529
                                                                  ===========================================


                                                                               AS AT DECEMBER 31,
                                                                               ------------------
                                                                      2000              1999          1998
                                                                  -------------------------------------------
         Identifiable assets by geographic area:
           - PRC, excluding Hong Kong                             $ 71,242         $  55,962        $  42,690
           - Hong Kong                                             137,128           102,785           85,419
           - Canada                                                   -                 -              19,119
                                                                  -------------------------------------------
         Total assets                                             $208,370         $ 158,747        $ 147,228
                                                                  ===========================================

       Intersegment sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market price.

       At December 31, 2000, 1999 and 1998, the identifiable assets in Hong Kong included the investment in affiliated companies of $2,054, $17,308 and $16,223, respectively.


                                                                                    YEAR ENDED DECEMBER 31,
                                                                                    -----------------------
                                                                              2000           1999             1998
                                                                          --------------------------------------------
         Net sales to customers by geographic area:
           - Hong Kong                                                    $ 97,685          $ 51,856         $  8,731
           - North America                                                  52,244            43,181           48,204
           - Europe                                                         20,032            25,520           18,770
           - Japan                                                          19,388            17,597           21,839
           - Other                                                          24,339             6,900            4,105
                                                                          -------------------------------------------
         Total net sales                                                  $213,688          $145,054         $101,649
                                                                          ===========================================

       The Company's sales to the customers which accounted for 10% or more of its sales are as follows:


         Customer
         --------

         A                                      $ 51,124          $ 38,071          $44,975
         B                                        50,767            31,176             -
         C                                        31,442            43,737           32,478
         D                                        21,448              -               -
                                                -------------------------------------------
                                                $154,781          $112,984          $77,453
                                                ===========================================


21.    SUBSEQUENT EVENT

       On February 13, 2001 and March 2, 2001, NTEE, a wholly-owned subsidiary of the Company, entered into provisional agreement to acquire two properties at a total consideration of $2,205.

ITEM 17   EXHIBITS.

     The following exhibits are filed as part of this annual report:

Exhibit Number                      Description
--------------                      -----------
     1.1 Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 2.1 of registrant's Form 20-F for the year ended December 31, 1998 filed with the SEC on March 31, 1999.)

     4.1        Employment contract between Nam Tai Electronics (Canada) Ltd.
                and Edward K. W. Chan dated April 26, 1998 (incorporated by reference to Exhibit 2.3 of registrant's Form 20-F for the year ended December 31, 1998 filed with the SEC on March 31, 1999.)

     4.2        Termination Agreement between Nam Tai Electronics (Canada) Ltd.
                and Edward K. W. Chan dated January 11, 1999 (incorporated by reference to Exhibit 2.4 of registrant's Form 20-F for the year ended December 31, 1998 filed with the SEC on March 31, 1999.)

     4.3 Agreement dated January 11, 1999 between Nam Tai Electronics, Inc. and Edward K. W. Chan to negotiate settlement of dispute (incorporated by reference to Exhibit 2.5of registrant's Form 20-F for the year ended December 31, 1998 filed with the SEC on March 31, 1999.)

     4.4 Warrant for the Purchase of 300,000 Shares of Common Stock issued to National Securities Corporation dated October 5, 1998 (incorporated by reference to Exhibit 2.7 of registrant's Form 20-F for the year ended December 31, 1998 filed with the SEC on March 31, 1999.)

     4.5 Sale and Purchase Agreement of 5 bearer shares in Mate Fair Group Limited between Spin King Limited and Nam Tai Electronics, Inc. dated September 6, 2000. (5% Indirect Ownership in TCL Mobile)

     4.6 Common Share Purchase Agreement between Leesha Holdings Limited and Nam Tai Electronics, Inc. dated September 19, 2000 for purchase of 500,000 Deswell Industries Inc. common shares (incorporated by reference to Exhibit A of the Schedule 13D of registrant in relation to Deswell Industries, Inc. filed with the SEC on October 6, 2000).

     4.6 Sale and Purchase Agreement of entire issued share capital of J.I.C. Group between J.I.C. Holdings (B.V.I.) Ltd., Mr. Joseph Li Shi Yuen, Mr. Chui Kam Wai and Nam Tai Electronics, Inc. dated September 26, 2000, including service agreements with Messrs. Li and Chui (incorporated by reference to Exhibit A of the Schedule 13D of Joseph Li Shi Yuen, Chui Kam Wai and J.I.C. Holdings (B.V.I) Limited filed with the SEC on November 7,
                2000).

     4.8 Nam Tai's Amended and Restated 1993 Stock Option Plan (incorporated by reference to the Amended and Restated 1993 Stock Option Plan of Nam Tai Electronics, Inc. as adopted August 18, 1993, amended December 15, 1993, January 12, 1996, and amended and restated April 26, 1999) included as part of Nam Tai's definite Proxy Statement for its 1999 Annual Meeting of Shareholders filed with the SEC as part of Nam Tai's Form 6-K on June 24, 1999).

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                          NAM TAI ELECTRONICS, INC.




Date: March 16, 2001                      By: /s/  Ming Kown Koo
                                              ---------------------------
                                              Ming Kown Koo
                                              Chief Financial Officer

[DELOITTE TOUCHE TOHMATSU LETTERHEAD]



INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-73954 and 333-27761 of Nam Tai Electronic, Inc. on Form S-8 and Registration Statement No. 333-36135 of Nam Tai Electronic, Inc. on Form F-3 of our report dated March 15, 2001, appearing in this Annual Report on Form 20-F of Nam Tai Electronic, Inc. for the year ended December 31, 2000.




/s/ Deloitte Touche Tohmatsu


DELOITTE TOUCHE TOHMATSU

Hong Kong
March 19, 2001