Form 20-F
period 2001-12-31
NAM TAI ELECTRONICS INC
filed 2002-03-18
CIK 829365

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

                   For the Fiscal Year Ended December 31, 2001

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

                          15/F., China Merchants Tower
                                 Shun Tak Centre

                             168-200 Connaught Road
                               Central, Hong Kong

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

          As of December 31, 2001, there were 10,401,940 Common Shares of the registrant outstanding.

     Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

                            Yes  [X]           No[ ]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                         Item 17. [ ]       Item 18.   [X]

                                      TABLE OF CONTENTS

PART I

   Item 1.     Identity of Directors, Senior Management and Advisors -- Not applicable.....3
   Item 2.     Offer Statistics and Expected Timetable -- Not applicable...................3
   Item 3.     Key Information.............................................................3
   Item 4.     Information on the Company..................................................11
   Item 5.     Operating and Financial Review and Prospects................................26
   Item 6.     Directors, Senior Management and Employees..................................34
   Item 7.     Major Shareholders and Related Party Transactions...........................39
   Item 8.     Financial Information.......................................................40
   Item 9.     The Listing.................................................................41
   Item 10.    Additional Information......................................................41
   Item 11.    Quantitative and Qualitative Disclosure about Market Risk...................49
   Item 12.    Description of Securities Other than Equity Securities -- Not applicable....50

PART II

   Item 13.    Defaults, Dividend Arrearages and Delinquencies -- Not applicable...........50
   Item 14.    Material Modifications to the Rights of Security Holders and Use of
               Proceeds -- Not applicable..................................................50
PART III

   Item 17.    Financial Statements -- Not applicable......................................50
   Item 18.    Financial Statements........................................................50
   Item 19.    Exhibits....................................................................79
SIGNATURES ................................................................................80

Consent of Independent Accountant (to incorporation of their report on Financial Statements into the Company's Registration Statements on Forms F-3 and S-8)...........................81

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

        Our historical Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and presented in United States dollars. The following selected income statement data for the three years in the period ended December 31, 2001 and the balance sheet data as of December 31, 2001 and 2000 are derived from our audited consolidated financial statements and notes thereto included later in this Report. The selected income statement data for the two years in the period ended December 31, 1998 and 1997 and the balance sheet data as of December 31, 1999, 1998 and 1997 were derived from our audited financial statements, which are not included in this Report.

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

                                SELECTED FINANCIAL INFORMATION
                     (In thousands of U.S. dollars except per share data)

                                                  YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------------
                                     2001       2000      1999       1998        1997
                                   ---------  --------  ---------  ---------  ---------
Income Statement Data (1)
---------------------
Net sales                          $234,006   $213,688   $145,054   $101,649   $132,854
Gross margin                         30,032     31,592     24,980     24,710     34,724
Income from Operations                5,104     10,457      8,291      8,328     17,467
Net income                            9,045     24,001     11,798      3,529     30,839

Per share amounts
-----------------
Basic earnings per share (2)       $   0.88   $   2.63   $   1.26   $   0.34   $   3.70
Diluted earnings per share (3)     $   0.87   $   2.56   $   1.25   $   0.34   $   3.68
Dividend declared                  $   0.40   $   1.36   $   0.32   $   0.28   $   0.10


                                                    AS AT DECEMBER 31,
                                   ----------------------------------------------------
                                     2001       2000      1999       1998        1997
                                   ---------  --------  ---------  ---------  ---------
Balance Sheet Data (1)
------------------
Current assets                     $ 125,771  $135,352  $  94,436  $  97,015  $ 133,022
Property, plant and equipment -
net                                   70,414    44,599     44,717     32,445     32,442
Total assets                         224,573   208,370    158,747    147,228    167,788
Current liabilities                   41,789    45,784     33,171     19,476     19,552
Non-current liabilities               13,011        34          8         56          -
Shareholders' equity                 169,351   162,364    125,568    127,696    148,236

------------

(1) Assets and liabilities are translated into United States dollars using the appropriate rates of exchange at the balance sheet date. Income and expenses are translated at the average exchange rate in effect during the year.

(2) For purposes of calculating basic earnings per share, the weighted average number of common shares outstanding for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 were 10,274,377, 9,114,175,
        9,328,213, 10,316,510, and 8,324,320, respectively.

(3) For purposes of calculating fully diluted earnings per share, the weighted average number of common shares outstanding for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 were 10,393,411,
        9,375,116, 9,416,780, 10,351,100, and 8,391,290, respectively.

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

WE ARE DEPENDENT ON A FEW LARGE CUSTOMERS AND HAVE NO LONG-TERM CONTRACTS WITH THEM. OUR SALES WOULD SUBSTANTIALLY DECREASE AND WE WOULD SUFFER DECREASES IN NET INCOME OR LOSSES IF WE LOSE ANY OF OUR LARGEST CUSTOMERS OR IF THEY SUBSTANTIALLY REDUCE THEIR ORDERS.

        Historically, a substantial percentage of our sales have been to a small number of customers. During the years ended December 31, 2001, 2000, and 1999 sales to the Company's largest customers, i.e., customers which accounted for 10% or more of the Company's total sales during the year, aggregated approximately 44.1%, 72.4% and, 77.9% respectively, of the Company's total sales. See "-- Customers and Marketing -- Customers." The Company's sales transactions to all its original equipment manufacturer, or OEM, customers are based on purchase orders received by the Company from time to time. Except for these purchase orders, the terms of which in a few cases are supplemented by basic agreements dependent upon the receipt of purchase orders, the Company has no written agreements with its OEM customers. The loss of any of its largest customers or a substantial reduction in orders from them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size.

WE ARE FACING INCREASING COMPETITION, WHICH HAS CAUSED US TO CHANGE OUR STRATEGY AND HAS HAD AN ADVERSE EFFECT ON OUR GROSS PROFIT MARGINS.

General competition in the contract electronic manufacturing industry is intense characterized by price erosion, rapid technological change, and competition from major U.S. and international companies. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Over the last several years our profit margins have declined substantially, from 17.2% for 1999, to 14.8% for 2000 and to 12.8% in 2001. The primary reasons for this decline has been our strategy to enter a less competitive market place for more advanced subassemblies and components that is more capital intensive and has a more complex manufacturing processes. This strategy has reduced relative sales of higher margin finished goods such as calculators, electronic organizers, and linguistic products. In addition, there has been a lowering of unit prices for finished goods because of the increasingly competitive environment. If we cannot increase sales of our lower margin products, or if we are forced to continue to lower our prices, our net sales and gross margins will decline. If we cannot stem the decline in our gross margins, our financial position may be harmed and our stock price may decrease.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH OUR COMPETITORS, MANY OF WHOM HAVE SUBSTANTIALLY GREATER RESOURCES THAN WE DO.

        We believe we compete with five firms in the manufacture of our traditional product lines of calculators, personal organizers and linguistic products - Kinpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.), Inventec Co. Ltd., Group Sense (International) Ltd., Asustek and Compal. We have numerous competitors in our telecommunication, subassemblies and components product lines. In addition, we compete with the in-house manufacturing capabilities of current and potential customers who evaluate our capabilities against the merit of manufacturing products internally. Many of our competitors have greater financial, technical, marketing, manufacturing, vertical integration, and personnel resources and there can be no assurance that we will continue to compete successfully with these organizations.

WE MUST SPEND SUBSTANTIAL AMOUNTS TO MAINTAIN AND DEVELOP ADVANCED MANUFACTURING EQUIPMENT AND ENGAGE ADDITIONAL ENGINEERING PERSONNEL IN ORDER TO ATTRACT NEW CUSTOMERS AND BUSINESS.

        We operate in rapidly changing industries. Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. As a result, we continually are required to expend substantial funds for, and commit significant resources to, engage additional engineering and other technical personnel and to purchase advanced design, production and test equipment.

        Our future operating results will depend to a significant extent on our ability to continue to provide new product solutions that compare favorably on the basis of time to introduction, cost, and performance with the design and manufacturing capabilities of OEMs and competitive third-party suppliers. Our success in attracting new customers and developing new business depends on various factors, including the

     -    utilization of advances in technology;

     - innovative development of new or improved manufacturing processes for customer products;

     -    efficient and cost-effective services; and

     -    timely completion of the design and manufacture of new products.

OUR FAILURE TO IMPLEMENT NEW MANUFACTURING PROCESSES TIMELY COULD RESULT IN LOST SALES, LOWER MARGINS OR EVEN LOSSES.

        The market for our manufacturing services is characterized by rapidly changing technology and continuing process development. We continually evaluate the advantages and feasibility of new manufacturing processes. We believe that our future success may depend upon our ability to develop and market manufacturing services which meet changing customer needs, maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. There is a learning curve that must be overcome when any new technologies are introduced. Our failure to integrate the new technology timely may result in reduced production, lost sales, lower gross margins and losses.

OUR QUARTERLY AND ANNUAL OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS FROM A WIDE VARIETY OF FACTORS.

        Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our net sales, gross profit and profitability during any period. This could result from any one or a combination of factors such as

     -    the cancellation or postponement of orders,

     - the timing and amount of significant orders from our largest customers,

     - our customers' announcement and introduction of new products or new generations of products,

     -    evolutions in the life cycles of our customers' products,

     -    our timing of expenditures in anticipation of future orders,

     - our effectiveness in managing manufacturing processes including, interruptions or slowdowns in production as a result of technical difficulties with equipment, and changes in cost and availability of components,

     -    the mix of orders filled,

     - adverse effects to our financial statements resulting from acquisitions,

     - local factors and events that may affect production volumes such as local holidays and seasonality of customers' production requirements,

     -    and changes or anticipated changes in economic conditions.

        The volume and timing of orders received during a quarter are difficult to forecast. Our customers from time to time encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if customers do not control inventories effectively, they may reduce, cancel or postpone shipments of orders.

CANCELLATIONS OR DELAYS IN ORDERS MAY ADVERSELY AFFECT OUR GROSS MARGINS AND OPERATING INCOME.

        Although it is our general practice to purchase raw materials only upon receiving a purchase order, during times of potential component shortages or to be able to fill custom orders timely, we have purchased, and may continue to purchase raw materials and component parts in the expectation of receiving purchase orders from customers or after receipt of order which is later cancelled. In the event actual purchase orders are delayed, are not received or are cancelled, we would experience increased inventory levels or possible write-downs and or write offs of raw material inventory resulting in reduced gross margins and operating profits. In 2001, $3.8 million in inventory provisions were made for slow moving raw materials relating to cancelled, reduced or delayed orders.

OUR OPERATING RESULTS COULD BE NEGATIVELY IMPACTED BY EXCESSIVE EXPENDITURES RESULTING FROM OUR ERRORS IN FORECASTING SALES, SEASONALITY AND PERIODS OF RECESSION, MAKING RESULTS IN ANY PERIOD NOT NECESSARILY RELIABLE TO PREDICT RESULTS IN A FUTURE PERIOD.

        Our expense levels during any particular period are based, in part, on expectations of future sales. If sales in a particular quarter do not meet expectations, operating results could be harmed. In addition, our operating results are often affected by seasonality during the second and third quarters in anticipation of the start of the school year and Christmas buying season and in the first quarter resulting from both the closing of our factories in China for about a half of a month for the Chinese New Year holidays and the general reduction in sales following the holiday season. The market segments we serve are also subject to economic cycles and have in the past experienced, are currently experiencing and are likely in the future to experience, recessionary periods. A recessionary period affecting the industry segments we serve has and could in the future have a material adverse effect on our results of operations. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common shares.

WE FACE NUMEROUS RISKS AS A RESULT OF OUR OPERATIONS IN CHINA AND HONG KONG.

        Our manufacturing facilities are located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China, which are discussed in more detail below.

        The Chinese government could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect us. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in that country.

        There may be a lack of remedies and impartiality under the Chinese legal system that might adversely impact our ability to enforce the agreements governing our factories and to do business. We do not own the land underlying our factories. We occupy them under agreements with the local Chinese government. These agreements and the operations of our factories are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor these agreements. In the event of a dispute, enforcement of these agreements could be difficult in China. Unlike the U.S., China has a civil law system based on written statutes in which judicial decisions have little precedential value. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination.

        A fire, severe weather, flood, or other act of God could cause significant damage to our properties in China and disrupt our business operations. A substantial number of our products are manufactured exclusively at our factory complex located in Baoan County, Shenzhen, China. Fire fighting and disaster relief or assistance in China is primitive by Western standards. Material damage to, or the loss of, our factory complex due to fire, severe weather, flood, or other acts of God or cause may not be adequately covered by proceeds of our insurance coverage and could have a material adverse effect on our financial condition, business and prospects. In addition, any interruptions to our business caused by such disasters would severely harm our financial condition, business and prospects.

        Possible changes and uncertainties in economic policies in the Special Economic Zones of China in which we operate could harm our operations by eliminating benefits we currently enjoy. As part of its economic reform, China has designated certain areas, including Shenzhen where we have our principal manufacturing facilities, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could eliminate or substantially alter these benefits. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China.

        We could suffer losses from corrupt or fraudulent business practices. Conducting business in China is inherently risky. Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices are common in China. We could suffer losses from these practices if we are not successful in implementing preventative measures.

        Controversies affecting China's trade with the United States could harm our operations or depress our stock price. While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business, by among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares.

        Uncertain applications of Chinese tax laws and heightened efforts by the Chinese taxing authorities to increase revenues could subject us to greater taxes. Under applicable Chinese law, we have been afforded a number of tax concessions by, and tax refunds from, the Chinese taxing authorities and have avoided paying taxes on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our Chinese manufacturing operations. However, the Chinese tax system is subject to substantial uncertainties including both their interpretation and enforcement. Following the Chinese government's program of privatizing many state owned enterprises, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the taxing authorities that increase our future tax liabilities or deny us expected refunds.

        Our results have been affected by changes in currency exchange rates. Changes in currency rates involving the Japanese yen, Hong Kong dollar or Chinese renminbi could increase our expenses or cause economic or political problems affecting our business. Our financial results have been affected by currency fluctuations, resulting in total foreign exchange gains/(losses) of approximately $530,000 in 2001, $51,000 in 2000 and ($413,000) in 1999. We sell most of our products in United States dollars and pay our expenses in United States dollars, Japanese yen, Hong Kong dollars, and Chinese renminbi. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk results from material purchases we make in Japanese yen. Approximately 16%, 14% and 15% of our material costs have been in yen during the years ended December 31, 2001, 2000 and 1999, respectively, but sales made in yen accounted for less than 7% of sales for each of the last three years. An appreciation of yen against the U.S. dollar would increase our expenses when translated into U.S. dollars and would adversely affect profit margins unless our customers permit us to increase our selling prices to compensate for the appreciation of the yen. Even if our customers do permit an increase, it may not be timely enough to overcome the adverse affect we suffer in a particular period and could result in our customers demanding a decrease in our selling prices in the event of a depreciation of the yen.

        Approximately 5% and 11% of our revenues and 15% and 19% of our expenses were in Chinese renminbi and Hong Kong dollars, respectively in 2001. An appreciation of the renminbi or Hong Kong dollar against the U.S. dollar would increase our expenses when translated into U.S. dollars and could adversely affect profit margins. Devaluation in the renminbi or Hong Kong dollar would decrease expenses. Although we may initially benefit from such devaluations through their effect of reducing expenses when translated into U.S. dollars, such benefits could be outweighed if it causes a destabilizing downturn in the economy of China or Hong Kong, creates serious domestic problems in China, increases borrowing costs, or creates other problems adversely affecting our business.

        We have suffered losses from hedging against our currency exchange risk. From time to time, we have attempted to hedge our currency exchange risk. While we did not incur material charges during 2001 in our efforts to hedge against the currency exchange risk, we recorded charges of $304,000 and $566,000 during 2000 and 1999, respectively, on the write-off of option premiums purchased as a hedge against the appreciation of the Japanese yen and the decline of the Hong Kong dollar respectively. We may suffer losses in the future as a result of currency hedging.

        We could be less competitive as a result of currency declines of other countries in Southeast Asia. As a result of the Asian economic crisis in 1998, several countries in Southeast Asia experienced a significant devaluation of their currencies and decline in the value of their capital markets. Currency declines continued in 2001 in Thailand, Taiwan, South Korea and Singapore. Continued declines in the currencies in Southeast Asian countries could render our products less competitive if competitors located in these countries are able to manufacture competitive products at a lower effective cost.

        Political and economic instability of Hong Kong could harm our operations. Our executive and sales office, and several of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was transferred effective July 1, 1997 to China. The continued stability of political, economic or commercial conditions in Hong Kong remains uncertain, and any instability could have an adverse impact on our business.

WE HAVE NO LONG-TERM CONTRACTS TO OBTAIN COMPONENTS AND OUR PROFIT MARGINS AND NET INCOME COULD SUFFER FROM INCREASES IN COMPONENT PRICES.

        A substantial amount of our net sales are derived from turnkey manufacturing for which we are responsible for purchasing components used in manufacturing products for our customers. We generally do not have long-term agreements with suppliers of components. This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from the orders of our customers. Accordingly, increases in component prices could seriously harm our gross margins and operating results.

WE MAY LOSE SALES IF SUPPLIERS OF NEEDED COMPONENTS FAIL TO MEET OUR NEEDS.

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

OUR RESULTS COULD BE HARMED IF WE HAVE TO COMPLY WITH NEW ENVIRONMENTAL REGULATIONS.

        Our operations create small amounts of environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing focus from national, state, local, and international governments and agencies and has been subject to increasing regulation. Our results of operations could be adversely affected if we were required to increase expenditures to comply with new environmental regulations affecting our operations.

FACTORS AFFECTING THE ELECTRONICS INDUSTRY IN GENERAL AND OUR CUSTOMERS IN PARTICULAR COULD HARM OUR OPERATIONS.

        Most of our sales are to customers in the electronics industry, which is subject to rapid technological change and product obsolescence. The factors affecting the electronics industry in general, or any of our major customers or competitors in particular, could have a material adverse effect on our results of operations. Our success will depend to a significant extent on the success achieved by our customers in developing and marketing their products, some of which may be new and untested. If our customers' products become obsolete or fail to gain widespread commercial acceptance, our business may suffer.

WE ARE EXPOSED TO GENERAL ECONOMIC CONDITIONS. THE CURRENT SLOWDOWN IN THE CONTRACT MANUFACTURING INDUSTRY HAS AFFECTED AND WE EXPECT IT TO CONTINUE TO AFFECT OUR BUSINESS AND NET INCOME ADVERSELY.

        As a result of recent unfavorable economic conditions and reduced capital spending, sales to OEMs in the electronics industry were impacted during 2001. The contract manufacturing industry is currently in an economic slowdown with an uncertain outlook. Some of the major contract manufacturers in the United States have announced job reductions aimed at reducing costs and most Wall Street analysts have reduced earnings and revenue estimates across the entire contract-manufacturing sector. We have felt the slowdown in our business. High customer inventory levels have resulted in the delay and cancellation of orders for calculators, personal organizers, linguistic products and rechargeable battery packs. As a result of order cancellations we were required to write off inventory, which adversely impacted our net income in 2001. If the economic conditions in the United States or Asia worsen generally or in the electronics and contract manufacturing businesses particularly, or if a wider or global economic slowdown occurs, we may experience a material adverse impact on our business, operating results, and financial condition.

FUTURE HARM COULD RESULT FROM ADDITIONAL ACQUISITIONS.

        An important element of our strategy is to review acquisition prospects that would complement our existing companies and products, augment our market coverage and distribution ability or enhance our technological capabilities.

        Future acquisitions could have a material adverse effect on our business, financial condition and results of operations because of the

     -    possible charges to operations for purchased technology restructuring,

     -    potentially dilutive issuances of equity securities,

     -    incurrence of debt and contingent liabilities,

     - incurrence of impairment charges related to goodwill and amortization expenses related to other intangible assets,

     - difficulties assimilating the acquired operations, technologies and products,

     -    diversion of management's attention to other business concerns,

     - risks of entering markets in which we have no or limited prior experience,

     -    potential loss of key employees of acquired organizations, and

     - difficulties in honoring commitments made to customers by management of the acquired entity prior to the acquisition.

        We can give no assurance as to whether we can successfully integrate the companies, products, technologies or personnel of any business that we might acquire in the future.

POLITICAL INSTABILITY, AND CHANGES IN IMPORT/EXPORT REGULATIONS, TARIFFS AND FREIGHT RATES IN COUNTRIES OTHER THAN CHINA WHERE WE DO BUSINESS COULD CAUSE OUR PROFIT MARGINS TO DECLINE.

        We sell our products to customers in Hong Kong, North America, Europe, Japan and China. Because of the international nature of our operations and customers, our business is subject to political and economic risks beyond those involving China, including political instability, and changes in import/export regulations, tariffs and freight rates. Changes in tariff structures or other trade policies could adversely affect our suppliers or customers or decrease the cost of supplies for our competitors.

THE MARKET PRICE OF OUR SHARES MAY BE HIGHLY VOLATILE.

        The markets for equity securities have been volatile and the price of our common shares has been and could continue to be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of common shares by officers, directors and our principal shareholders, news issued from affiliated companies, customers, suppliers or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. Certain events, such as the issuance of common shares upon the exercise of our publicly traded warrants or other outstanding stock options could also adversely affect the prevailing market price of our common shares.

THE CONCENTRATION OF SHARE OWNERSHIP IN OUR SENIOR MANAGEMENT ALLOWS THEM TO CONTROL OR SUBSTANTIALLY INFLUENCE THE OUTCOME OF MATTERS REQUIRING SHAREHOLDER APPROVAL.

        Members of our management and board as a group beneficially owned 53% of our outstanding shares at February 28, 2002. As a result, acting together they may be able to control, and they can substantially influence, the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

OUR EXEMPTIONS FROM CERTAIN OF THE REPORTING REQUIREMENTS UNDER THE EXCHANGE ACT LIMITS THE PROTECTIONS AND INFORMATION AFFORDED TO INVESTORS.

        We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States public companies including:

          - the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

          - the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act;

          - and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF NAM TAI

        Nam Tai Electronics, Inc. was incorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. The Company's corporate administrative matters are conducted in the British Virgin Islands through its registered agent, McW. Todman & Co., McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located in the Hong Kong Special Administrative Region ("Hong Kong"), of the People's Republic of China ("China"). Its address is 15/F., China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road, Central, Hong Kong and its telephone number is (852) 2341-0273.

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

        Nam Tai's predecessor company was founded in 1975 by M. K. Koo, Nam Tai's Executive Director as an electronics trading company. The company later shifted its focus to electronics manufacturing. In order to capitalize on opportunities offered by the newly opened "Special Economic Zones" in southern China, Nam Tai moved its manufacturing facilities to China in 1980 and in 1987 relocated to Shenzhen, China to take advantage of lower overhead costs, lower material costs and competitive labor rates, hence positioning itself as a low-cost, high-volume, high-quality electronics manufacturer.

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

        For a number of years, Nam Tai specialized in manufacturing large-volume, hand-held digital consumer electronics products and established a leading position in electronic calculators and handheld organizers for OEMs such as Texas Instruments Incorporated and Sharp Corporation. Over the years, Nam Tai has developed into a turnkey electronic manufacturing services provider and broadened its product mix to include a range of digital products for business and personal use, as well as key components and subassemblies for advanced telecommunications products. In August 1999, the Company established Nam Tai Telecom (Hong Kong) Co. Ltd., which targets the rapidly expanding market for telecommunications components including liquid crystal display, or LCD, modules as well as end products including cordless phones and family radio systems.

        In September 2000, Nam Tai acquired a 5% indirect shareholding in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd. (collectively "TCL Mobile") through the acquisition of 25% of the outstanding shares of Mate Fair Group Limited, ("Mate Fair") an investment holding company owning a 20% shareholding interest in the communications companies. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in China and overseas markets and are licensed to manufacture GSM and CDMA cellular phones.

        In October 2000, Nam Tai completed the acquisition of the J.I.C. group of companies ("JIC Group"). The JIC Group is engaged in the manufacture and marketing of transformers and LCD panels, a key component for a variety of consumer electronic products. Of the purchase price of $32.8 million, Nam Tai paid $11.0 million in cash and issued 1.16 million of its common shares. Nam Tai expects the acquisition of JIC Group to help alleviate Nam Tai's LCD supply concerns and permit Nam Tai to expand its chip on glass LCD module business in the future.

        In January 2002, Nam Tai entered into a transaction, which, if consummated, will result in the listing of a company holding JIC Group's business on the Hongkong Stock Exchange. To effect the transaction, Nam Tai entered a restructuring agreement with the liquidators of Albatronics (Far East) Company Limited ("Albatronics") a company whose shares had been listed on the Hongkong Stock Exchange and which was placed into voluntary liquidation in August 1999. Nam Tai owns slightly more than 50% of the outstanding capital stock of Albatronics. Under the restructuring agreement Nam Tai has agreed to transfer JIC Group into a new company for a controlling interest in the new company. Albatronics' listing status on the Hongkong Stock Exchange will be withdrawn and the new company will be listed on the Hongkong Stock Exchange free from the liabilities of Albatronics. For its contribution to the new company, Nam Tai will receive a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock of companies organized under U.S. law. Immediately upon completion of the restructuring, Nam Tai, the creditors of Albatronics and the Hong Kong public who hold shares of Albatronics will receive ordinary shares of the new company equal to approximately 70.4%, 24.1% and 5.5%, respectively, of the outstanding ordinary shares of the new company. Nam Tai will also receive preference shares of the new company, which upon their full conversion, will result in Nam Tai, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of the new company immediately upon consummation of the restructuring. The preference shares are non-redeemable, non-voting shares that rank pari passu with ordinary shares of the new Company on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including Nam Tai) may convert them if such conversion would result in the minimum public float of 75% that is required under the Hongkong Stock Exchange Listing Rules not being met.

        Consummation of the restructuring agreement is subject to the fulfillment of a number of conditions including approval by Albatronics' creditors and shareholders and the Listing Committee of the Stock Exchange of Hong Kong and the receipt of other regulatory and court approvals. If such conditions are satisfied, the restructuring is expected to be consummated before the end of the second quarter of 2002.

        An important element of the Company's strategy is to acquire companies that would complement the Company's existing products and services, augment its market coverage and sales ability or enhance its technological capabilities. Accordingly, the Company may acquire additional businesses, products or technologies in the future or make investments in related businesses for strategic business purposes.

        CAPITAL EXPENDITURES

        Nam Tai's principal capital expenditures and divestitures over the last three years include the following:

                                                         2001          2000           1999
                                                     ------------  ------------   ------------
Property, plant and equipment (net)                  $ 36,013,000  $  3,579,000   $ 17,888,000
Investment in subsidiaries and affiliated
 companies                                                      -    36,319,000        951,000
Disposition of affiliated companies and investments             -   (28,089,000)             -

        The major capital expenditures in 2001 included:

          - $13.0 million for the purchase and interior improvements on 23,000 square feet of contiguous prime office space at Shun Tak Centre in the Central district of Hong Kong,

          -    $6.4 million for the purchase of new staff residences in Hong
               Kong,

          - $5.5 million for the construction and machinery for a new 138,000 sqft. a five-story factory building within the Company's existing manufacturing complex, o $5.5 million for the purchase of new chip on glass production lines, o and $2.0 million for the doubling of the front end process for LCD panels.

        Principal capital expenditures currently in progress consist of amounts budgeted at approximately $24 million. This includes $12 million for the purchase of new production equipment for a Super Twisted Nematic ("STN") LCD production line and $12 million for the completion of a five-story factory building within the Company's existing manufacturing complex to manufacture electronic products. The external structure of the new 138,000 square feet building has been completed in 2001. Finalization of interior works, completion of two floor of new clean rooms to house the Company's advanced chip on glass and chip on board equipment, and installation of machinery and fixtures equipment will occur in the first half of 2002.

        An investment transaction that is expect to be completed in 2002 is the acquisition of a 6% equity interest in TCL Holdings Corporation Ltd. ("TCL Holdings") for a consideration of approximately $12 million. TCL Holdings is the parent company for the TCL Group of Companies, a PRC state-owned enterprise that has extensive sales and distribution channels in China. TCL Holdings' scope of business includes the import and export of raw materials, the design manufacturing and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products. Through this transaction both Nam Tai and the TCL Group aim to create a strategic relationship which will allow the parties to support and co-ordinate with each other to expand and develop new business in the manufacturing and marketing of consumer electronic products, including telecommunication products in the growing domestic China market and globally.

        BUSINESS OVERVIEW

        Nam Tai provides design and manufacturing services to OEMs of telecommunication and consumer electronic products and components. Nam Tai's largest customers include Epson Precision (HK) Ltd., Texas Instruments Incorporated, Toshiba Battery Co., Ltd., Seiko Instruments Inc., and Sharp Corporation. The Company's principal design and manufacturing operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Products manufactured by Nam Tai include, telecommunication products, palm-sized PC's, personal digital assistants, electronic dictionaries, calculators and digital cameras for use with mobile phones. It also manufactures electronic components and subassemblies including LCD panels, transformers, and LCD modules used in the manufacture of cellular phones and various other electronic products including, copiers, fax machines, electronic toys, and microwave ovens. As part of a joint venture investment with Toshiba, Nam Tai began manufacturing lithium ion and nickel metal hydride rechargeable battery packs that are used in cellular phones.

        Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on glass, chip on film, chip on board, multichip modulators, surface mount technology, ball grid array, tape automated bonding, outer lead bonding and anisotropic conductive film heat seal technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company uses digitally enhanced cordless telephone, or DECT, technologies in the production of various telecommunication products. The Company also provides original design manufacturing whereby it develops and designs proprietary products, which are sold by OEM customers. Nam Tai also provides OEMs with silk screening services for plastic parts, polyvinyl chloride products and metal parts.

        The location of Nam Tai's facilities in Shenzhen, about 30 miles from Hong Kong, provides the Company with access to Hong Kong's infrastructure of communication and banking. This also facilitates transportation of the Company's products out of China through the port of Hong Kong. The Company emphasizes high responsiveness to the needs of OEM customers through the development and volume production of increasingly sophisticated and specialized products and subassemblies. The Company seeks to build long-term relationships with its customers through high quality standards (supported by ISO 9001 Certification), competitive pricing, strong research and development support, advanced assembly processes and high volume manufacturing, and with key suppliers through volume purchasing and reliable forecasting of component purchases. The Company believes that the potential for increased manufacturing outsourcing by Japanese and U.S. OEMs to China is substantial and that it is in a position to take advantage of this because of its available production capacity and experience. Management believes Nam Tai's record of providing timely delivery in volume of high-quality, high technology, low-cost products builds close customer relationships and positions the Company to receive orders for more complex products. As the Company grows, management will seek to maintain a low cost structure, reduce overhead where possible and continuously strive to improve its manufacturing quality and processes.

        ELECTRONIC MANUFACTURING SERVICES INDUSTRY OVERVIEW

        During the 1970s and 1980s, global electronics OEMs used outsourcing companies to provide low value-added electronic component assembly. Since then, electronic manufacturing service, or EMS, companies have grown into turnkey providers with a full spectrum of offerings including design and engineering support, supply chain management, end-order fulfillment, and after-sales services. According to a International Data Corp., or IDC, report cited in the July 2001 issue of Manufacturing Market Insider, the EMS market size will more than double from $103 billion in 2000 to $231 billion by 2005.

        GROWTH IN KEY END-MARKETS

        The growth of electronic manufacturing service providers is directly related to the growth rates of their customers' end-markets. Growth in handset sales is driven by new subscriber growth and increasingly by handset replacement. The potential for growth in handset sales is perhaps the greatest in China. The penetration rate of China's cellular --phone market was 9.2% as of August 31, 2001 compared to the average penetration rate of 40% to 50% in Europe and the United States. (Source: South China Morning Post of Hong Kong, Oct. 4,
2001). Despite its low penetration rates China is already the world largest mobile phone market with 125.7 million cellular phone users and expected to grow at 40% annually for the next four years based on an IDC report sited in a November 2001 Merrill Lynch analyst report.

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

        However, the future potential growth of international outsourcing is significant. As an example, according to The Worldwide Electronics Assembly Market, a strategic report on the worldwide market for printed circuit board and box-level assembly published in November 2001 by Electronic Trend Publications, a market researcher, it is estimated that the size of the electronics assembly market in Japan was worth $124.9 billion in 2000, or 18% of the world market.

        PRODUCTS

        Prior to 2001, the Company operated in a single segment of the consumer electronic products industry. As a result of the acquisition of JIC Group in late 2000, the Company added a second segment, LCD panels and transformers, principally relating to the operations of JIC Group. The following table sets forth the percentage of net sales of each of the Company's product lines of each segment for the years ended December 31, 2001, 2000, and 1999. The information presented below for 2000 and 1999 has been restated to reflect this change. No LCD panels and transformers segment information for the year ended December 31, 1999 is presented because the Company did not operate in the LCD panels and transformer business in 1999.

                                            YEAR ENDED DECEMBER 31,
                                            -----------------------
PRODUCT LINE                                 2001    2000   1999
------------------------------------------- ------  ------ -------
Consumer Electronic Products Segment

Subassemblies and components                   41%     38%    33%
Electronic calculators                         17      29     35
Personal digital assistants and
linguistic products                            13      16     23
Telecommunication Products                      2       7      6
Battery Packs                                   9       3      -
Other products and services                     3       2      3
                                            -----    ----   ----
                                               85%     95%   100%
LCD Panels and Transformers Segment            15       5      -
                                            -----    ----   ----
                                              100%    100%   100%
                                            =====    ====   ====

Subassemblies and Components

        Nam Tai manufactures and sells the following subassemblies and components:

          - LCD modules to display information as part of telecommunication products such as cellular telephones and telephone systems, and office automation products such as copiers and facsimile machines;

          - Control panel modules for incorporation into microwave ovens and copier machines; and

          - Large scale integrated circuits assembled onto printed circuit boards, flexible printed circuit boards, or LCDs which are incorporated into telecommunication products, RF modules for cordless phones, home appliance products, office automation products, electronic dictionaries and personal digital assistants.

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

Telecommunication Products

        The Company produces 1.9 GHz high frequency cordless telephones, home feature phones, family radio systems, transceivers and a digital camera accessory product for use with GSM and GPRS mobile phones.

Battery Packs

        Nam Tai produces lithium ion and nickel metal hydride rechargeable battery packs for use in cellular phones. Production commenced in June of 2000 as part of a joint venture with Toshiba Battery Company Limited.

Other Services and Products

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

LCD Panels and Transformers

        With the acquisition of JIC Group in October 2000 Nam Tai began producing transformers and high quality LCD panels. An LCD panel is a key component for a variety of consumer and telecommunication products. Nam Tai expects in the future that JIC Group will produce LCD panels for LCD modules that Nam Tai manufactures for cellular telephones and telephone systems using advanced chip on glass mounting technology.

        GEOGRAPHIC MARKETS

        Approximate percentages of net sales to customers by geographic area based upon location of product delivery are set forth below for the periods indicated:

                             YEAR ENDED DECEMBER 31,
                          -----------------------------
GEOGRAPHIC AREAS          2001         2000        1999
----------------          ----         ----        ----
Hong Kong                   27%          46%         35%
North America               24           24          30
China                       11            5           -
Europe                      10            9          18
Japan                       10            9          12
Other                       18            7           5
                          ----          ---         ---
                           100%         100%        100%
                          ====          ===         ===


        The Company's sales and operating results are often affected by seasonality. Sales of calculators, personal organizers and linguistic products are often higher during the second and third quarters in anticipation of the start of the school year and Christmas buying season. All product categories experience lower sales in the first quarter resulting from both the closing of the Company's factories in China for about half of a month for the Chinese New Year holidays and the general reduction in sales following the holiday season.

        CUSTOMERS

        The Company's OEM customers include the following entities which market Nam Tai's products under their own brand name or where no brand name is shown, incorporate the Company's components and subassemblies into their products:

              CUSTOMER                BRAND               PRODUCT                  CUSTOMER
                                      NAME                                           SINCE

Asahi Corporation                     Casio        Cordless telephones                1999
(subsidiary of Casio
Computer Co., Ltd.)

Canon, Inc.                           Canon        Personal organizers and            1988
                                                   calculators

Casio Computer (Hong Kong) Limited    Casio        Aluminum panels and PVC            1994
                                                   wallets

Epson Precision (HK) Ltd.             -----        LCD Modules for cellular           1997
                                                   (mobile) phones

Headline Electronics Co., Ltd.        Radio Shack  Family radio systems               2000
                                      Midland

Hitachi Ferrite Electronics Ltd.      -----        Transformers                       2000
and Hitachi Media Electronic
Co., Ltd.

Kanda Tsushin Kogyo Co., Ltd.         -----        Caller ID function phones          2000
(affiliate of Fujitsu)

Legend (Beijing) Co. Ltd.             Legend       Palm-sized PC with Microsoft       1999
                                                   Wind-ows CE Chinese version
                                                   software

Master S.P.A.                         -----        Cordless phones                    2000

Optrex Corporation                    -----        Assemblies for LCD modules         1994

Seiko Instruments Inc.                Seiko, SII   Personal organizers and            1991
                                                   linguistic products

Sharp Corporation                     Sharp        Personal organizers,               1989
                                                   calculators and control panel
                                                   modules

Sony Corporation                      Sony         Electronic dictionaries and        1999
                                                   rechargeable battery packs

Sony Ericsson Mobile                  Ericsson     Mobile phone digital camera        2001
Communication AB

Texas Instruments Incorporated        Texas        Personal organizers and            1989
                                      Instruments  calculators

Toshiba Battery Company Ltd.          -----        Rechargeable battery packs         2000
                                                   for cellular phones

Shunde Whirlpool Electrical           Whirlpool    Silk screening/microwave oven      1998
Appliance Company Limited of China                 control panels

Vtech Communications Ltd.             Vtech        LCD Panels for phones              2000

        At any given time, different customers account for a significant portion of Nam Tai's business. Percentages of total sales to customer vary from year to year and may fluctuate depending on the timing of production cycles for particular products. Sales to customers accounting for 10% or more of sales in years ended December 31, 2001, 2000 and 1999 were as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                          -----------------------
                                                          2001     2000     1999
                                                          ----     ----     ----
Epson Precision (HK) Ltd.                                 29.9%    23.8%    21.5%
Texas Instruments Incorporated                            14.2     23.9     26.2
Sharp Corporation                                          *       14.7     30.2
Seiko Instruments Inc.                                     *       10.0      *
                                                          ----     ----     ----
                                                          44.1%    72.4%    77.9%
                                                          ====     ====     ====

 *Less than 10% of Nam Tai's sales.

        A number of product models are made for major customers so that the Company is not necessarily dependent on a single product model for any one customer. Although management believes any one of the Company's customers could be replaced with time, the loss of any of its largest customers, or a substantial reduction in orders from them would have a material adverse effect on the Company's business. While each of the two largest customers is expected to continue to be a significant customer, the Company continually tries to lessen its dependence on large customers through efforts to diversify its customer and product base.

        The Company's sales to all of its OEM customers are based on purchase orders. Except for these purchase orders, the terms of which in a few cases are supplemented by basic agreements dependent upon the receipt of purchase orders, Nam Tai has no written agreements with its OEM customers. Often, the Company receives letters of credit to cover the next three months of product production and all the molds, tooling and development charges (including software design) are charged to the account of OEM customers prior to production. Some customers require COD terms and request the Company to bear the cost of molds, tooling and development charges.

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

        MANUFACTURING

Nam Tai utilizes the following production techniques:

- Chip On Glass ("COG"): A process that connects integrated circuits directly to LCD panels without the need for wire bonding. This technology is used to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. At December 31, 2001, the Company employed nine COG machines.

- Chip On Board ("COB"): A technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. COB is used in the assembly of consumer products such as calculators, personal organizers and translators. At December 31, 2001, the Company employed 78 COB machines.

- Surface Mount Technology ("SMT"): A process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. SMT is used for products such as electronic dictionaries and language translators. At December 31, 2001, the Company employed 16 SMT lines.

- Ball Grid Array ("BGA"): A method of mounting an integrated circuit or other component to a printed circuit board or PCB. Rather than using pins, the component is attached to the circuit board with small balls of solder at each contact. This method allows for greater component density and is used in PCBs with higher layer counts. At December 31, 2001, the Company employed 10 BGA machines.

- Outer Lead Bonding ("OLB"): An advanced technology used to connect PCBs and large-scale integrated circuits with a large number of connectors. It is used in complex miniaturized products, such as high-memory PDAs. At December 31, 2001, the Company employed three OLB machines.

- Tape Automated Bonding ("TAB") with Anisotropic Conductive Film ("ACF"): A cutting-edge heat sealing technology that connects an LCD with an integrated circuit in very small LCD modules, such as those in cellular phones and pagers. At December 31, 2001, the Company employed seven systems of TAB with ACF machines.

At December 31, 2001, the Company employed six rechargeable battery pack assembly lines and one double sided front end process LCD panel production line. A new STN LCD front end process production line is currently being installed with production commencing within the second quarter.

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

        COMPONENT PARTS AND SUPPLIERS

        The Company purchases over 3,000 different component parts from more than 100 major suppliers and is not dependent upon any single supplier for any key component. The Company purchases components for its electronic products from suppliers in Japan and elsewhere. In the past, orders for components were based on forecasts that Nam Tai received from its OEM customers, which reflect anticipated shipments during the production cycle for a particular model. The Company now tries to base component orders on received purchase orders.

        The major component parts purchased by the Company are integrated circuits or "chips", LCDs, solar cells, printer heads, batteries, and battery cells. The Company purchases both stock "off-the-shelf" chips and custom chips, the latter being the most expensive component parts purchased by Nam Tai. At the present time, the Company purchases most of its chips from Toshiba Corporation, Sharp Corporation and certain of their affiliates, although there are many additional suppliers from which the Company could purchase chips.

        LCDs are readily available from many manufacturers and the Company in the past used two major suppliers, Epson Hong Kong Ltd. and Sharp Corporation. In the future, some LCD supplies may be produced internally. PCBs and other circuit boards are purchased from circuit board manufacturers in Hong Kong, China and solar cells are purchased from Matsushita Battery Industrial Company Ltd. Batteries are standard "off-the-shelf" items, generally purchased in Hong Kong from agents of Japanese manufacturers. Battery cells are obtained from Toshiba Battery Corporation Ltd. The Company also purchases various mechanical components such as plastic parts, rubber keypads, PCBs ITO glass and packaging materials locally in China. ITO stands for "indium tin oxide," an alloy that is sputtered onto a transparent conductive film. The result is a conductive glass product that can be used as the substrate for an LCD. Management is attempting whenever possible to use domestic suppliers who are often able to provide items at lower costs and with shorter lead times.

        Certain components may be subject to limited allocation by certain of Nam Tai's suppliers. During 2000 there was an industry-wide shortage of components in the electronics industry as supply was unable to satisfy growing world demand. In some cases, supply shortages and delays in deliveries of particular components resulted in curtailed production, or delays in production of assemblies using that component, which contributed to an increase in our inventory levels and reduction in our sales margins. We expect that shortages and delays in deliveries of some components may occur again in the future. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing and shipping delays, which could harm our relationships with current or prospective customers and reduce our sales. There can be no assurance that any future allocation or shortages would not have a material adverse effect on the Company's results of operations.

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

        The majority of the Company's production is based on forecasts received from OEM customers covering the next six month period, the first three months of which are scheduled shipments. These forecasts are reviewed and adjusted, where necessary, at the beginning of each month with confirmed orders covering the first three months. In many cases, confirmed orders are supported by letters of credit and may not be canceled once confirmed without the customer becoming responsible for all costs of the remaining components included in inventory for that order. During the years ended December 31, 2000 and 1999 the Company did not suffer a material loss resulting from the cancellation of an OEM customer confirmed order. In 2001, $3.8 million in inventory provisions for slow moving raw materials were incurred relating to cancelled, reduced or delayed orders.

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

        RESEARCH AND DEVELOPMENT

        The Company continues to invest in research and development that provides it with the potential to offer better and more technologically advanced services to OEM customers or assists in the design and development of future products. Research and development expenses were $2,954,000 in 2001, $3,489,000 in 2000, and $2,624,000 in 1999.

        ODM DEVELOPMENT

        Nam Tai believes it is important to foster the research and development capabilities of its engineering division. Accordingly, it maintains two senior executives to oversee the development of Nam Tai's product development capabilities. The Company plans to continue acquiring advanced design equipment and to enhance its technological expertise through continued training for all engineers and further recruiting of system engineers.

        The Company provides the facilities and experience to assist in new product research and development, offering its customers program design for microprocessors, enhanced software design and development services.

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

        COMPETITION

        General competition in the contract electronics manufacturing industry is intense characterized by price erosion, rapid technological change, and competition from major U.S. and international companies. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. The Company's competitors in the manufacture of its traditional product lines of calculators, personal organizers and linguistic products include Kinpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.), Inventec Co. Ltd., Group Sense (International) Ltd., Asustek and Compal. There are numerous competitors in the telecommunication, sub-assemblies and components product lines. In addition, the Company competes with the in-house manufacturing capabilities of current and potential customers who evaluate Nam Tai's capabilities against the merit of manufacturing products internally. Many of Nam Tai's competitors have greater financial, technical, marketing, manufacturing, vertical integration, and personnel resources and there can be no assurance that Nam Tai will continue to compete successfully.

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

        ORGANIZATIONAL STRUCTURE

     The Company is a holding company for Nam Tai Electronic & Electrical Products Ltd., Nam Tai Group Management Ltd. and J.I.C. Group (B.V.I.) Ltd. and their subsidiaries. See Note 14 of Notes to Consolidated Financial Statements appearing in Item 18 of this Report. The chart below illustrates the organizational structure of the Company and its significant operating subsidiaries at February 28, 2002.




                             [FLOW CHART GOES HERE]

The Company's significant operating entities are described below:

        Nam Tai Electronic & Electrical Products Limited

        Nam Tai Electronic & Electrical Products Limited ("NTEE") was incorporated in November 1983 and became the holding company for Namtai Electronic (Shenzhen) Co. Ltd. and Zastron Plastic & Metal Products (Shenzhen) Ltd. in 1992. Marketing and customer relations are the main functions handled by NTEE.

        Nam Tai Group Management Limited

        Nam Tai Group Management Limited ("NTGM") was established on March 9, 2001 in Hong Kong and provides management services to other group companies.

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

        Nam Tai Telecom (Hong Kong) Company Limited

        Nam Tai Telecom (Hong Kong) Company Limited ("NT Telecom") was established in August 1999, emerging from a successful acquisition of a Korea based telecommunication business. Located in the same office building as NTEE, NT Telecom develops and sells high frequency wireless telecommunication products and LCD modules.

        BPC (Shenzhen) Co. Ltd.

        In January 2000, Nam Tai, through NTEE, entered into a joint venture agreement with Toshiba Battery Co., Ltd. for the establishment of BPC (Shenzhen) Co., Ltd., ("BPC") a wholly foreign owned enterprise in Shenzhen, China. Nam Tai has located BPC manufacturing operations within Nam Tai's existing manufacturing complex and it is now manufacturing and, through Toshiba, selling rechargeable lithium ion battery packs - a key component required for cellular phones. Nam Tai owns a 86.7% interest in BPC.

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

        J.I.C. Group (B.V.I.) Ltd. ("JIC")

        Nam Tai completed its acquisition of JIC in October 2000 for approximately $32.8 million in cash and stock. JIC has been a participant in the LCD marketplace since 1983, with almost 20 years of experience in manufacturing LCD panels. The company has a strong customer base, including, Nanox, Vtech, Nishimura & Musen Denki, and Hitachi. JIC, incorporated in the British Virgin Islands, is an investment holding company for the four subsidiaries described below:

        J.I.C. Enterprises (Hong Kong) Ltd. ("JIC Enterprises")

        JIC Enterprises, incorporated in Hong Kong, was established in 1983 and has been in the LCD business for almost 20 years. Originally a small trading company for LCD panels and electronics products, JIC Enterprises is now strategically focused on the sales and marketing of LCD panels and is responsible for customer relationship development.

        Jetup Electronic (Shenzhen) Co. Ltd. ("Jetup")

        Jetup was incorporated in 1993 in the PRC and handles the manufacturing and processing works of LCD panels through its factory plants in Baoan County, Shenzhen.

        J.I.C. Electronics Company Ltd. ("JIC Electronics")

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

        Jieyao Electronics (Shenzhen) Co. Ltd. ("Jieyao")

        Jieyao was incorporated in 1995 as a wholly foreign-owned enterprise with its factory located in Baoan County, Shenzhen. The company acts as another manufacturing arm of JIC Group's transformer division due to the expansion of the transformer business.

        Mate Fair Group Ltd. - 25% equity interest

        In September 2000, through the acquisition of a 25% interest in Mate Fair, Nam Tai acquired a 5% indirect shareholding in TCL Mobile. TCL Mobile is engaged in manufacturing, distributing, and trading of digital mobile phones and accessories in China as well as overseas markets. It is one of 27 authorised GSM handset manufacturers and one of 20 authorised CDMA handset manufacturers in the PRC.

PROPERTY, PLANT AND EQUIPMENT

        British Virgin Islands

        The registered office of the Company is located at McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at this office, through Nam Tai's registered agent, McW. Todman & Co. The Company neither owns nor leases property in the British Virgin Islands.

        Hong Kong

        In 2001, the Company's principal executive office was relocated to 15/F., China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road, Central, Hong Kong. The office is conveniently located above the ferry terminal and beside the highway, permitting easy transportation by sea or by land to and from the manufacturing facilities in Shenzhen. The purchase and renovation of the 23,000 square feet of contiguous prime office space, including transaction fees, was $13.0 million.

         The Company owns 2,722 square feet of office space at Room 811, Tower B, Hunghom Commercial Centre, 37 Ma Tau Wai Road, Hunghom, Kowloon, Hong Kong which was previously used by the JIC Group for administration and marketing and is now being leased out.

        The Company owns five residential flats in Hong Kong purchased for total consideration of $8,312,000. These properties are occupied by senior management and form part of their compensation. See item 6. directors, senior management and employees .

        Until 1996, the Company owned approximately ten acres of land in Hong Kong carried on the books of the Company at its cost of approximately $523,000. Between 1997 and 2001 the Company sold approximately 7.7 acres of land for net proceeds of $7,272,000, realizing a gain of $7,018,000. The Company plans to sell the remaining land and pending the sale continues to carry the land at cost of approximately $134,000.

        Shenzhen, China

        Nam Tai's principal manufacturing complex is located in Baoan County, Shenzhen, China. It includes the original facility and Phase I of the factory expansion completed in May 1996. The original facility consists of 150,000 square feet of manufacturing space under a 15 year lease expiring in 2007. The rental rate is approximately $38,400 per month due to increase by 20% in August 2002. Phase I of the complex expansion is located on 286,600 square feet of leasehold land adjacent to the original facility. The lease for this land was purchased for approximately $2,450,000 in 1994 and has a term of 50 years. The new facility consists of 160,000 square feet of manufacturing space, 39,000 square feet of offices, 212,000 square feet of new dormitories, 26,000 square feet of full service cafeteria and recreation facilities and a swimming pool. The total cost of the new factory complex, excluding land, was approximately $21,800,000. The complex contains vacant land on which the Company in November 2000 commenced construction of another 138,000 square feet manufacturing facility. As of December 31, 2001 the Company had spent $5.5 million to complete the construction of the external structure. Installing of fixture and machinery is scheduled to be completed in the first half of 2002. See discussion on expansion in Item 4. Information on the Company - Capital Expenditures on page 12.

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

        Nam Tai has three additional manufacturing facilities nearby.

        Shenzhen Transformer Factory

        Nam Tai's transformer factory in Shenzhen was established in 1986 and has seven floors of manufacturing space totaling over 46,700 square feet. The facility produces hundreds of different models of transformers for use in computers, consumer electronics, automobiles, and other electrical appliances. The Company is in the process of closing this factory and consolidating its operations with the Baoan Transformer Factory.

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

OPERATING RESULTS

General

        The Company derives its revenues principally from the design and manufacturing services to OEMs of consumer electronic products and components. Products manufactured by Nam Tai include, telecommunication products, palm-sized PC's, personal digital assistants, electronic dictionaries, and calculators. It also manufactures electronic components and subassemblies including LCD panels, transformers, and LCD modules used in the manufacture of cellular phones and various other electronic products including, copiers, fax machines, electronic toys, and microwave ovens. It also manufactures lithium ion and nickel metal hydride rechargeable battery packs that are used in cellular phones.

        Management believes sales of personal digital assistants, linguistic products, and calculators to its OEM customers will continue to be an important line of business; however, telecommunication products and components, including LCD modules and rechargeable battery packs for cellular phones, along with new products will continue to be an increasing proportion of total revenue in the future. See Item 4. Information on the Company -- Products on page 15.

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

        In October 2000, Nam Tai completed the acquisition of JIC Group. The JIC Group is engaged in the manufacture and marketing of transformers and LCD panels, a key component for a variety of consumer electronic products. As the purchase price, Nam Tai paid $32.8 million, which was based on a guaranteed after tax net income of not less than $3.8 million for the twelve-month period ended March 31, 2001 multiplied by 8.5. Nam Tai paid two thirds of the purchase price by issuing approximately 1.16 million common shares of Nam Tai and paid the $11.0 million balance in cash. The cash portion of the purchase price was financed from internally generated funds. Nam Tai has accounted for the acquisition of JIC Group under the purchase method and the results of JIC Group's operations have been consolidated with Nam Tai's results from the date of the acquisition. The excess of the purchase price over the fair value of the net assets acquired was approximately $22.9 million and has been recorded as goodwill. The common shares issued in the acquisition are subject to a two-year lock up, which prevents their sale or transfer prior to October 27, 2002 without Nam Tai's prior consent. Nam Tai retained JIC Group's management team and has entered into three-year service agreements with Messrs. Joseph Li and Ivan Chui, the founders and senior management of the JIC Group.

        The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2001, 2000, and 1999.

                                                        YEAR ENDED DECEMBER 31,
                                                ---------------------------------------
                                                  2001            2000            1999
                                                -------         -------          ------
Net sales..................................       100.0%          100.0%          100.0%
Cost of sales..............................        87.2            85.2            82.8
                                                -------         -------          ------
Gross profit...............................        12.8            14.8            17.2
                                                -------         -------          ------
Costs and expenses:
  Selling, general and administrative
expenses ..................................         9.3             8.3            10.3
  Research and development expenses........         1.3             1.6             1.8
  Non-recurring income.....................         -               -              (0.6)
                                                -------         -------          ------
                                                   10.6             9.9            11.5
                                                -------         -------          ------
Income from operations.....................         2.2             4.9             5.7
  Gain on disposal of land.................         0.0             0.2             0.2
  Other income -- net .....................         1.1             6.3             1.5
  Interest expense - net...................        (0.0)           (0.1)           (0.1)
  Equity in (loss) income of affiliated
companies..................................         0.8            (0.1)            0.8
                                                -------         -------          ------
Income before income taxes and minority             4.1            11.2             8.1
interests .................................
                                                -------         -------          ------
Net income.................................         3.9%           11.2%            8.1%
                                                =======         =======          ======

The Company had certain transactions with related companies. The details are disclosed in Item 7 "Major Shareholders and Related Party Transactions".

Year ended December 31, 2001 Compared to Year ended December 31, 2000

        Nam Tai's sales increased by 9.5% to $234,006,000 for the year ended December 31, 2001 compared to $213,688,000 for the year ended December 31, 2000. The acquisition of JIC Group in October 2000 contributed $36.0 million in sales for the year ended December 31, 2001 compared to $10.3 million for the fourth quarter of 2000. The startup of the battery pack business contributed $21.1 million in sales for the year ended December 31, 2001 compared to only $6.2 million in sales in the prior year period. Sales of subassemblies and components, particularly LCD modules for mobile phones increased by approximately $14.7 million. Sales increases in these categories were partially offset by decreased sales of calculators, personal digital assistants and linguistic products, and telecommunication products of $23.4 million, $4.3 million and $9.3 million respectively compared to the prior year period. Management attributes this growth in sales to a focus on key components for telecommunication products and increased production capabilities resulting from its investment in additional high-technology equipment, expansion into the battery pack business, and the acquisition of JIC Group.

        The Company's gross profit decreased 5% to $30,032,000 for the year ended December 31, 2001 from $31,592,000 for the year ended December 31, 2000. Nam Tai's gross profit declined as a result of a decrease in the gross profit margin to 12.8% in 2001 from 14.8% in 2000. A number of reasons combined to lower gross profit margins including (1) a changing product mix towards more capital intensive subassemblies and components with a reduction in sales of higher margin finished goods such as electronic data banks and desktop calculators; (2) lowering unit prices caused by the increasingly competitive environment; (3) $3.8 million in inventory provisions for slow moving raw materials relating to cancelled, reduced or delayed orders; and (4) severance payments of $300,000.

        Selling, general and administrative expenses, or SG&A, for the year ended December 31, 2001 increased to $21,974,000 or 9.3% from $17,646,000 or
8.3% of sales in the year ended December 31, 2000. The increase reflects, increased amortization charges related to the acquisition of JIC Group and the purchase of a new office, the addition of JIC

Group's expenses for an entire year compared to only the fourth quarter in 2000, a stock option compensation expense of $0.8 million and various realignment charges, including severance charges, of $0.7 million. Commencing January 1, 2002, under new account rule SFAS No. 142, goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. The amount of amortization of goodwill that was included in SG&A for the year ended December 31, 2001 was approximately $1,979,000. Management is reviewing SFAS No. 142 to determine what effect it will have on its financial position and results of operations and a determination of the extent of impairment of goodwill. See "Recent Changes in Accounting Rules" on page 34.

        Research and development expenses for the year ended December 31, 2001 decreased to $2,954,000 or 1.3% of sales from $3,489,000 or 1.6% of sales in the year ended December 31, 2000. The decrease is related to a reduction of some staff in 2001 as well as the closure of the Korean office in the later part of 2000.

        Gain on disposal of land was $18,000 for the year ended December 31, 2001 compared to $355,000 for the year ended December 31, 2000. The gains in both 2001 and 2000 were realized on the sale of a portion of the Company's land holdings in Hong Kong.

        Loss on disposals of property, plant and equipment was $396,000 for the year ended December 31, 2001 as compared to $111,000 for the year ended December 31, 2000.

        Other income (excluding interest income) decreased to $1,496,000 for the year ended December 31, 2001 compared to $10,198,000 (including a gain on the sale of Nam Tai's interest in Group Sense (International) Limited of $10,781,000) for the year ended December 31, 2000. Other income in 2001 included, unrealized gain on marketable securities of $1,568,000, $530,000 foreign exchange gains, and dividend income on marketable securities of $525,000. Such gains were offset by a write-off of $500,000 of a non-trade receivable, bank charges of $333,000, and miscellaneous expenses of $294,000.

        Interest income decreased to $1,195,000 for the year ended December 31, 2001 compared to $3,300,000 for the year ended December 31, 2000. The decrease is a result of lower cash balances and lower interest rates. Interest expenses rose to $178,000 for the year ended December 31, 2001 compared to $165,000 for the year ended December 31, 2000. The increase in interest charges is the result of $15 million in long-term debt secured by the Company in the third quarter offset by a reduction in interest rates.

        Equity in income of affiliated companies, including amortization of goodwill, was $1,867,000 for the year ended December 31, 2001, representing the Company's 25% investment in Mate Fair, a company holding a 20% interest in TCL Mobile. Equity in loss of affiliated companies, including amortization of goodwill, was $189,000 for the year ended December 31, 2000 with such amount relating to the Company's investment in Mate Fair, and Shanghai Q&T Tech. Co., Ltd.

        The income tax expense of $227,000 for the year ended December 31, 2001 compares to a benefit of $33,000 for the prior year. Under current British Virgin Islands law, Nam Tai is not subject to tax on its income. Most of the Company's operating profits accrue in China, where its effective tax rate is 15%, and in Hong Kong, where the corporate tax rate on assessable profits was 16% in 2001. As a result of locating in a Special Economic Zone of China, the Company enjoys favorable tax treatment in China. See Note 7 of Notes to Consolidated Financial Statements for information of income taxes applicable to the Company and the effect of tax holidays and tax concessions that Company has received for the years ended December 31, 2001, 2000 and 1999. Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the taxing authorities which are unfavorable to Nam Tai and which increase its future tax liabilities, or deny expected refunds. There can be no assurance that changes in Chinese tax laws or their interpretation or application will not subject the Company to additional Chinese taxation in the future.

        Net income decreased by $14,956,000 or 62% to $9,045,000 (3.9% of sales) for the year ended December 31, 2001 compared to $24,001,000 (11.2% of sales) for the year ended December 31, 2000. This resulted in diluted earnings per share for the year ended December 31, 2001 of $0.87 ($0.88 basic) compared to $2.56 ($2.63 basic) for the year ended December 31, 2000. The decrease in net income and earnings per share is the result of: (i) a lower gross profit margin caused by $3.8 million in inventory provisions for slow moving raw materials arising from cancellations, reductions, and delays of customer orders; (ii) $1.5 million in amortization of goodwill arising from the acquisition of JIC Group in the fourth quarter of 2000; (iii) increased general and administrative expenses;
(iv) a gain of $10,781,000
from the sale of Nam Tai interest in Group Sense (International) Limited in 2000; and (v) an increase in the fully diluted weighted average number of shares outstanding from 9,375,000 for the year ended December 31, 2000 to 10,393,000 for the current year.

        The diluted weighted average number of common shares outstanding increased to 10,393,000 (basic 10,274,000) for the year ended December 31, 2001 from 9,375,000 (basic 9,114,000) for the year ended December 31, 2000. During 2001 the Company issued 300,000 common shares upon the exercise of an advisors warrant, and 116,000 shares upon the exercise of employee stock options. The Company repurchased and cancelled 227,900 common shares pursuant to the Company's repurchase program in 2001. The increase in the basic and diluted weighted average number of common shares outstanding is also attributed to the issuance of 1,161,087 shares at the end of October 2000 for the acquisition of JIC Group.

Year ended December 31, 2000 Compared to Year ended December 31, 1999

        Nam Tai's sales increased by 47% to $213,688,000 for the year ended December 31, 2000 compared to $145,054,000 for the year ended December 31, 1999. Sales increases were experienced in all product categories with the largest increases arising from increased sales of LCD modules for cellular phones. Management attributes this growth in sales to its focus on telecommunication products and components, increased production capabilities resulting from its investment in additional high-technology equipment, expansion into the battery pack business, strong sales of graphic calculators, and the acquisition of the JIC Group which contributed $10.3 million to fourth quarter 2000 sales.

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

        Selling, general and administrative expenses for the year ended December 31, 2000 increased to $17,646,000 or 8.3% of sales from $14,913,000 or 10.3% of sales in the year ended December 31, 1999. The increase in absolute dollars reflects increased direct selling expenses incurred as a result of the increase in sales, increased amortization charges related to the acquisition of JIC Group, the addition of JIC Group's expenses in the fourth quarter, increased salary and benefits as the Company increased its marketing, finance and administration staff in Hong Kong, and compensation expenses related to the extension of warrants and the granting of options to non-employees. The decrease in such expenses as a percent of sales was the result of the Company maintaining tight control over general and administrative expenses during a time of increasing sales.

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

        Other income increased to $13,498,000 for the year ended December 31, 2000 compared to $2,192,000 for the year ended December 31, 1999. Other income in 2000 consisted of a gain on the sale of Group Sense (International) Limited of $10,781,000, $3,300,000 of interest income, unrealized gain on marketable securities of $433,000, $51,000 foreign exchange gain and dividend income on marketable securities of $188,000. Such gains were offset by miscellaneous expenses of $623,000, bank charges of $328,000, and the $304,000 write-off of a currency option premium.

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

        The income tax benefit of $33,000 for the year ended December 31, 2000 compares to a benefit of $60,000 for the prior year. Under current British Virgin Islands law, Nam Tai is not subject to tax on its income. Most of the Company's operating profits accrue in China, where its effective tax rate is 15%, and in Hong Kong, where the corporate tax rate on assessable profits was 16% in 2000. The Company receives tax credits in China related to its reinvestment of profits on China operations into share capital and tax benefits for being a "High and New Technology Enterprise". This reduces the overall tax payable by the Company. See Note 8 of Notes to Consolidated Financial Statements for 2000.

        The income tax expense relates to income taxes on the Hong Kong and China operations. (See note 8 of the Notes to the Consolidated Financial Statements for 2000.) In the past, the Company received 100% tax credits in China related to its reinvestment of profits into additional share capital of the China subsidiaries. This reduced the overall tax payable by the Company in China. For the years 1993 through 1995, the Company received a full refund of China taxes paid as a result of reinvesting its profits into share capital. As a result of its expectations that it would receive a full refund of income taxes attributable to China operations as it had in the past, the Company recorded tax payments in 1996 and 1997 as income tax recoverable. In early 1999, the Company learned that for the 1996 and 1997 tax years it would not receive a 100% tax refund on taxes already paid, and was required to reduce the income tax recoverable by the amount of the refund that was not obtained. For 1996, the Company received tax refunds of $506,000 on taxes paid of $953,000. For 1997, the Company received a refund of $1,322,000 on taxes paid of $1,891,000. A full refund was denied for 1997 and 1996 because the large intercompany receivable between the China subsidiary and the Hong Kong subsidiary was not considered by the China Tax Authorities to be a reinvestment of profits. For years 2000, 1999 and 1998, the Company paid taxes of $504,000, $640,000 and $1,394,000, respectively. The Company has received a refund of $463,000 for the taxes paid in 1998, and has been advised that $97,000 of the taxes paid is not refundable. The Company's application for a refund of the balance of the taxes paid in 1998 is still in progress. To date, the Company has not received a refund for the taxes paid for the years 1999 or 2000 as its application for reinvestment of profits is still in progress.

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

        The diluted weighted average number of common shares outstanding decreased to 9,375,000 (basic 9,114,000) for the year ended December 31, 2000 from 9,417,000 (basic 9,328,000) for the year ended December 31, 1999 reflecting the repurchase of 5,600 and 879,700 common shares pursuant to the Company's repurchase program in 2000 and 1999. During 2000, the Company issued 10,000 shares as compensation, 149,500 shares on the exercise of options, 58,030 shares on the exercise of advisors' warrants, and 1,161,087 shares for the acquisition of JIC Group.

        IMPACT OF INFLATION

        Inflation/(deflation) in China and Hong Kong in 2001, estimated at 0.7% and -1.6% respectively, has not had a material effect on Nam Tai's past business. During times of inflation, the Company has generally been able to increase the price of its products in order to keep pace with inflation.

        EXCHANGE RATES

        The Company sells a majority of its products in U.S. dollars and pays for its material components in Japanese yen, U.S. dollars, Hong Kong dollars, and Chinese renminbi. It pays labor costs and overhead expenses in renminbi, the currency of China (the basic unit of which is the yuan), Hong Kong dollars, and Japanese yen. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00 through the currency issuing banks in Hong Kong and accordingly has not in the past presented a currency exchange risk.

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

        Management believes the Company's most significant foreign exchange risk results from material purchases made in Japanese yen. Approximately 16%, 14% and 15% of Nam Tai's material costs have been in Japanese yen during the years ended December 31, 2001, 2000, and 1999. Sales made in yen account for less than 7% of sales for the years ended December 31, 2001, 2000 and 1999. The Company believes its customers will accept an increase in the selling price of manufactured products if the exchange rate of the yen appreciates beyond a range of 5% to 10%, although such customers may also request a decrease in selling price in the event of a depreciation of the Japanese yen. There may also be a delay between the time of the exchange rate fluctuation and the eventual adjustment in selling prices. The Company's belief is based on oral agreements with its principal customers which management believes are customary between OEMs and their suppliers. However, there can be no assurance that such agreements will be honored, and the refusal to honor such an agreement in the event of a severe fluctuation of the yen at a time when sales made in yen are insufficient to cover material purchases in yen would materially and adversely affect the Company's operations.

        Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equaled the market rate. Since the market and official renminbi rates were unified, the value of the renminbi against the dollar has been stable. The Company believes any devaluation of the renminbi would benefit Nam Tai by reducing its costs in China, provided that devaluation or other economic pressures do not lead to fundamental changes in the present economic climate in China.

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

        At December 31, 2001 the Company held no option or future contracts and during the year the company did not purchase or sell any commodity or currency options. The Company is continuing to review its hedging strategy and there can be no assurance that Nam Tai will not suffer losses in the future as a result of hedging activities.

LIQUIDITY AND CAPITAL RESOURCES

        Current assets decreased to $125,771,000 for the year ended December 31, 2001 from $135,352,000 for the year ended December 31, 2000. Cash and cash equivalents, consisting of cash and short-term term deposits, decreased to $58,676,000 for the year ended December 31, 2001 from $58,896,000 for the year ended December 31, 2000. The principal uses of cash and cash equivalents were:
(i) $36,013,000 for the purchase of property, plant and equipment; (ii) $3,947,000 used for the payment of dividends; and (iii). $3,353,000 for the repurchase of 227,900 common shares under the Company's repurchase program. Major sources of cash in 2001 were (i) $23,235,000 provided by operating activities; (ii) $15,000,000 provided by a long-term bank loan; and (iii) $4,307,000 from the issuance of shares on exercise of options and warrants. Nam Tai does not use of off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities as a source of liquidity.

        Marketable securities increased to $9,505,000 for the year ended December 31, 2001 from $7,937,000 for the year ended December 31, 2000 consisting of 500,000 common shares of Deswell Industries, Inc. The increase is attributable to the increase of $1,568,000 in unrealized gains on these shares at December 31, 2001 from December 31, 2000. Through February 28, 2002, Nam Tai sold 180,000 of its 500,000 Deswell shares, realizing cash in the amount of $3,593,000 and a gain of $172,000.

        Accounts receivable at December 31, 2001 increased to $41,968,000 from $37,550,000 at December 31, 2000 primarily a result of the 9.5% increase in sales.

        Inventory levels were reduced to $11,892,000 at December 31, 2001 from $27,172,000 at December 31, 2000 a decrease of 56%, reflecting an inventory turnover period of 21 days versus 54 days in 2000. The decrease in inventory is attributed to a shortening of inventory lead times as the Company attempts to localize its supplier base, and $3.8 million in inventory provisions for slow moving inventory due to cancelled, reduced or delayed orders. The December 31, 2000 inventory level included safety stock, components ordered in expectation of future orders to accommodate the long lead times that were common in 2000 as a result of industry wide component shortages. With the abatement of component shortages in 2001 maintaining safety stock is not necessary.

        Investments in affiliated companies at December 31, 2001 increased to $3,921,000 from $2,054,000 at December 31, 2000 primarily as a result of the Company's 5% indirect share the net income of TCL Mobile. (See Note 11 of the Notes to the Consolidated Financial Statements.)

        Property, plant and equipment - net of $70,414,000 as at December 31, 2001 is up from $44,599,000 as at December 31, 2000. Depreciation on fixed assets for 2001 was $9,136,000 while additions to property, plant and equipment during 2001 were approximately $36 million including $13.0 million for the purchase and renovation of the new head office in Hong Kong, $5.5 million for purchase of new chip on glass equipment, $2 million for the doubling of the front end production capacity for LCD panels, $5.5 million for new factory construction and machinery, and $6.4 million for staff quarters.

        At December 31, 2001, 72.9% and 27.1% of the Company's identifiable assets were located in Hong Kong and China, respectively, as compared to 65.8% and 34.2% respectively, at December 31, 2000.

        Short-term borrowing was nil and $24,000 at December 31, 2001 and 2000, respectively.

        At December 31, 2001, Nam Tai had in place general banking facilities aggregating $76,494,000. The maturity of these facilities is generally up to 90 days. For the three years ended December 31, 2001, banking facilities bore Nam Tai's corporate guarantee and there was an undertaking not to pledge any assets to any other banks without the prior consent of the Company's bankers. Interest rates are generally based on the bank's usual lending rates and such facilities which are subject to annual review permit the Company to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital, as well as fixed loans. As at December 31, 2001, the Company had utilized approximately $9,730,000 under such general credit facilities and had available unused credit facilities of $66,764,000.

        Accounts payable decreased by 14.8% to $34,258,000 for the year ended December 31, 2001 from $40,224,000 for the year ended December 31, 2000, principally as a result of the reduced lead times for purchases from suppliers and the elimination of a safety stock.

        As of December 31, 2001 the Company had $15 million of long-term debt including the current portion of long term debt of $2,140,000. The seven year loan amount was obtained in the fourth quarter of 2001 with a fixed rate of interest of 5.05% for the first four years and 1% over the Singapore Interbank Money Market Offer Rate, or SIBOR, for the following three years. Principal repayments of $535,000 are to be made on a quarterly basis for the term of the loan. The Company had no long-term debt at December 31, 2000.

        A summary of contractual obligations and commercial commitments is as follows:

                                                 Payments Due by Period
------------------------------------------------------------------------------------------------
Contractual Obligation     Total         2002        2003-2005      2006 - 2007   2008 and beyond
----------------------  -----------   -----------  ------------    ------------   ---------------
Long-term Debt          $15,000,000   $ 2,140,000  $  6,420,000    $  4,280,000   $  2,160,000
Operating Leases        $ 7,519,000   $ 1,335,000  $  3,930,000    $  1,860,000   $    394,000
Capital Expenditures    $15,397,000   $15,397,000             -               -              -
Total                   $37,916,000   $18,872,000  $ 10,350,000    $  6,140,000   $  2,554,000

        Over the last few years the company's cash requirements have been principally provided by internally generated funds. The Company had working capital of $83,982,000 and $89,568,000 as of December 31, 2001 and 2000
respectively. In the opinion of the Company, the cash on hand of $58,676,000 as at December 31, 2001 as well as cash flow from operations is sufficient to fund its liquidity needs for the next twelve months. However, the company may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in its business. Nam Tai will continue to devote resources for expansion and other business requirements. Its future capital requirements will depend on many factors, including acquisitions, its rate of revenue growth, the timing and extent of spending to support development of new or enhanced products, expansion of sales and marketing, and market acceptance of its products and those of its OEM customers.

        During the year ended December 31, 2001, the Company paid a total of $178,000 in interest on indebtedness.

        Cash flow provided by (used in) operations for 2001 was $23,235,000 an increase from ($1,135,000) for 2000. Cash provided by operating activities for 2001 included net income of $9,045,000, depreciation and amortization of $12,273,000, non-working capital adjustments of ($2,710,000), and changes in working capital (excluding cash and bank borrowings) of $4,627,000.

        During 2001, the Company's net investment activities used $35,438,000 including $36,013,000 for the purchase of property, plant and equipment; less
(i) proceeds from the disposal of property, plant and equipment of $698,000.

        Net cash provided by financing activities was $11,983,000 in 2001 including $15,000,000 from long-term debt financing, $4,307,000 from the issuance of shares upon the exercise of options and warrants, less $3,947,000 for the payment of dividends, and $3,353,000 for share repurchases.

        The Company believes there are no material restrictions (including foreign exchange controls) on the ability of Nam Tai's non-China subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases. With respect to the Company's China subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from China due to the Company's reinvestment program for tax purposes and the 10% reserve fund. (See note 14 of the Notes to the Consolidated Financial Statements.) In the event that dividends are paid by the Company's China subsidiaries, they would reduce the amount available for the reinvestment program and accordingly taxes would be payable on the profits not reinvested. The Company believes such restrictions will not have a material effect on the Company's liquidity or cash flows.

        For information concerning the Company's related party transaction with Toshiba Battery Co., Ltd., or TBCL, see note 16 of the Notes to the Consolidated Financial Statements. In the opinion of management existence of this relationship has not materially affected the nature and amount of sales and purchases between the Company and TBCL's related companies.

In 1994, the Company resumed declaring annual dividends and has increased dividends for the last nine consecutive years. The Company declared shareholders aggregate dividends of $12,190,000, or $1.36 per share (including a $1.00 special dividend) in 2000 and $4,134,000, or $0.40 per share in 2001. On February 6, 2002 the

Company announced that it was increasing the annual dividend to $0.48 per share to be paid on a quarterly basis commencing with the first quarter 2002 dividend of $0.12 per share. It is the general policy of Nam Tai to determine the actual annual amount of future dividends based upon the Company's growth during the preceding year. Future dividends will be in the form of cash or stock or a combination of both. There can be no assurance that any dividend on the Common Shares will be declared, or if declared, what the amounts of dividends will be or whether such dividends, once declared, will continue for any future period.

RECENT CHANGES IN ACCOUNTING STANDARDS

        In June 2001, the Financial Accounting Standard Board (the "FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These statements, establish accounting and reporting for business combinations. SFAS No. 141 requires that, among other things, all business combinations entered into subsequent to 30 June 2001, be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives not be amortized, but will be tested for impairment on an annual basis. SFAS No. 142 is effective for fiscal years beginning after 15 December 2001. The Company adopted SFAS No. 141 during the year ended December 31, 2001 and it did not impact the Company's financial statements. The Company adopted SFAS No. 142 on 1 January 2002. Management is assessing, but has not yet determined, the impact that SFAS No. 142 will have on its financial position and results of operations.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on January 1, 2003. Management is assessing, but has not yet determined, the impact that SFAS No. 143 will have, if any, on its financial position and results of operations.

        The FASB also recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and portions of APB Option No. 30, "Reporting the Results for Operations". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statements also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. Management is assessing, but has not yet determined, the impact that SFAS No. 144 will have, if any, on its financial position and results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        The directors and senior management of the Company as of February 28, 2002 are as follows:

Name                                          Position with Company
----                                          ---------------------
Tadao Murakami                                Chairman of the Board and member of the Board of
                                              Directors
Joseph Li                                     Chief Financial Officer and member of the Board
                                              of Directors
M. K. Koo                                     Executive Director and member of the Board of
                                              Directors
Toshiaki Ogi                                  Chief Executive Officer
Y.C. Chang                                    Chief Operating Officer
Hidekazu Amishima                             Managing Director of NT Telecom
Karene Wong                                   Managing Director of NTEE
Mamoru Koike                                  Vice General Manager Research and Development
Charles Chu                                   Member of the Board of Directors
Peter R. Kellogg                              Member of the Board of Directors
Stephen Seung                                 Member of the Board of Directors
Lorne Waldman                                 Secretary

        TADAO MURAKAMI. Mr. Murakami, 58, has served the Company in various executive capacities since 1984. He became Secretary and a Director of the Company in December 1989. From June 1989, he has been employed as the President of the Company's Hong Kong subsidiary. In July 1994, Mr. Murakami succeeded Mr. Koo as President and in June 1995 became the Company's Chief Executive Officer. Mr. Murakami assumed the position of Vice-Chairman in January 1996, and Chairman from September 1998 until March 1, 2001 and again starting February 1, 2002. He is in charge of the manufacturing and marketing operations of the Company. Mr. Murakami graduated from Japan Electronic Technology College in 1964.

        JOSEPH LI. Mr. Li, 50, co-founder, Chairman, and Managing Director of JIC Group (acquired by Nam Tai in October 2000) was promoted to the position of President of Nam Tai effective March 1, 2001 and promoted to Chief Financial Officer on February 1, 2002. Mr. Li has directed JIC Group's business development since founding JIC Group in 1980.

        TOSHIAKI OGI. Mr. Ogi, 61, joined Nam Tai in February 2001, and assumed the position of Chief Executive Officer on March 1, 2001. Prior to joining Nam Tai, Mr. Ogi was a senior director for Toshiba Battery Co., Ltd., Nam Tai's joint venture partner in its rechargeable battery pack business. Mr. Ogi has 35 years of sales and marketing experience with Toshiba Corp. including 1.5 years with Toshiba Battery with work experience in the U.S., Germany, Singapore and Hong Kong. Mr. Ogi is a graduate of economics at Yokohama National University.

        M. K. KOO. Mr. Koo, 58, had served as Chairman of the Board and a Director of Nam Tai and its predecessor companies from inception until September 1998 and as Senior Executive Officer, Corporate Strategy, Finance and Administration and Chief Financial Officer until retiring as Chief Financial Officer on February 1, 2002. He remains an executive director responsible for merger and acquisition, and administrative matters. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.

        Y. C. CHANG. Mr. Y.C. Chang, 43, assumed the position of Chief Operating Officer on March 1, 2000. Previously he was Managing Director of Nam Tai's principal manufacturing subsidiary, Namtai Electronic (Shenzhen) Co. Ltd. Mr. Chang joined the Company in 1991 and assumed the position of Assistant General Manager of Production before being promoted to Vice General Manager of the Company's principal manufacturing facility in Shenzhen China in late 1997, and Managing Director in 1999. Prior to joining Nam Tai, he was Assistant Production Manager for Inventec Co. Ltd. and Production and Quality Control Manager for Supercom Co. Ltd. Mr. Chang is a graduate of Chin-I College in Taiwan.

        HIDEKAZU AMISHIMA. Mr. Amishima, 60, joined the Company in August 1996 as Vice General Manager and assumed the responsibility for overseeing day-to-day factory operations of the Company's Shenzhen, China manufacturing complex as General Manager in November 1996. On January 1, 2001 Mr. Amishima was promoted to Managing Director of Nam Tai Telecom (Hong Kong) Co. Ltd. From 1964 until joining the Company, Mr. Amishima was employed by Kanda Tsushin Industrial Co. Ltd., a Japanese electronics manufacturer.

        KARENE WONG. Ms. Wong, 38, joined the Company in March 1989 and was promoted to Managing Director of Nam Tai Electronic & Electrical Products Ltd. on January 1, 2001. Before joining Nam Tai, Ms. Wong was Assistant to the Sales Manager at Wright Joint & Co. Ltd. Ms. Wong is responsible for the Company's sales and marketing operations and supporting employee recruitment and training. Ms. Wong holds a degree in marketing and international business from the Chinese University of Hong Kong.

        MAMORU KOIKE. Mr. Koike, 58, joined Nam Tai in April 1998 as Vice General Manager of Nam Tai's Research and Development Department in charge of design and development. Before joining Nam Tai, Mr. Koike served Sharp Corporation for thirty-five years since his graduation from Osaka Electric Communication High School in 1963.

        CHARLES CHU. Mr. Chu, 45, originally served as Secretary and a Director of the Company from August 1987 to September 1989. He was reappointed a Director in December 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on Nam Tai's audit committee. Mr. Chu received his Bachelor of Laws degree and Post-Graduate Certificate of Laws from the University of Hong Kong in 1980 and 1981, respectively.

        PETER R. KELLOGG. Mr. Kellogg, 59, was elected to the Nam Tai Board of Directors in June 2000. Mr. Kellogg is a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the New York Stock Exchange. Mr. Kellogg serves on Nam Tai's audit committee. Mr. Kellogg is also a member and Chairman of the Board of the Ziegler Companies.

        STEPHEN SEUNG. Mr. Seung, 55, was appointed a Director of Nam Tai in 1995. Mr. Seung is an attorney and C.P.A. and has been engaged in the private practice of law in New York since 1981. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung serves on Nam Tai's audit committee and acts as Nam Tai's authorized agent in the United States. Mr. Seung also serves on the Board of Directors and audit committee of Deswell Industries, Inc.

        LORNE WALDMAN. Mr. Waldman, 35, was appointed Secretary of Nam Tai Electronics, Inc. in October 1997. Mr. Waldman received a Bachelor of Commerce Degree from the University of Calgary in 1990. In 1994 he received his Law and MBA degrees from the University of British Columbia.

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

        COMPENSATION OF DIRECTORS AND SENIOR MANAGERS

        The aggregate amount of compensation paid by Nam Tai and its subsidiaries during the year ended December 31, 2001 to all directors and officers as a group for services in all capacities was approximately $3,494,000 including compensation in the form of housing in Hong Kong for its Chairman and Chief Executive Officer consistent with the practice of other companies in Hong Kong.

        Directors who are not employees of the Company nor any of its subsidiaries are paid $1,000 per month for services as a director, $750 per meeting attended in person, and $500 per meeting attended by telephone. In addition they are reimbursed for all reasonable expenses incurred in connection with services as a director.

        Prior to December 2000, the Company maintained staff contributory retirement plans (defined contribution pension plans) which covered certain of its employees. From December 2000 onwards, the Company terminated its existing staff contributory retirement plans and enrolled all of its eligible employees in Hong Kong into a Mandatory Provident Fund ("MPF") scheme. The MPF is a defined contribution scheme and the assets of the scheme are managed by the trustees independent to the Company. Contributions are made by the Company at 5% based on the staff's relevant income with the maximum relevant income for contribution purpose per employee of $3,000 per month. The cost of the Company's contribution to the contributory retirement plans (including the MPF) amounted to $151,000, $174,000 and $138,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

        OPTIONS OF DIRECTORS AND SENIOR MANAGEMENT.

        The following table provides information concerning options owned by the Directors and Senior Management at February 28, 2002. The table excludes the Company's publicly traded warrants owned by the Directors and Senior Management, information about which is disclosed in Item 7 of this Report together with information concerning the beneficial ownership of the Company's common shares by Directors and Senior Management and major shareholders.

                      Number of
                    common shares     Exercise
                      subject to      Price ($)  Expiration
       Name            options        per share     Date
       ----         -------------     ---------  ----------
Tadao Murakami            50,000        13.875    1/31/2003
                          40,000  (1)   13.940    3/16/2004
Joseph Li                 25,000  (1)    7.00     6/22/2002
M. K. Koo                 50,000        13.875    1/31/2003
                          40,000  (1)   14.50     6/22/2004
Toshiaki Ogi                   0         -                -
Y.C. Chang                30,000        13.875    1/31/2003
                          30,000  (1)   13.940    3/16/2004
Hidekazu Amishima         20,000        13.875    1/31/2003
                          10,000  (1)   13.940    3/16/2004
Karene Wong               20,000        13.875    1/31/2003
                          25,000  (1)   13.940    3/16/2004
Mamoru Koike              10,000        13.875    1/31/2003
                           8,000  (1)   13.940    3/16/2004
Charles Chu                5,000        16.375     6/8/2003
                           5,000  (1)   14.50     6/22/2004
Peter R. Kellogg           5,000        16.375     6/8/2003
                           5,000  (1)   14.50     6/22/2004
Stephen Seung              5,000        16.375     6/8/2003
                           5,000  (1)   14.50     6/22/2004
Lorne Waldman              5,000        13.875    1/31/2003
                           8,000  (1)   13.940    3/16/2004

    (1) Indicates options granted during the year ended December 31, 2001.

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

        The Compensation Committee of the board of directors determines the salaries and incentive compensation of the officers of Nam Tai and provides recommendations for the salaries and incentive compensation of all employees and consultants and administers various compensation, stock and benefit plans of Nam Tai. The Compensation Committee consists of Messrs. Murakami, Li and Koo.

EMPLOYEES

        At December 31, 2001, Nam Tai employed 3,947 persons on a full-time basis, of which 3,866 were working in China and 81 in Hong Kong. Of these, approximately 2,728 were engaged in manufacturing, approximately 1,096 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services.

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

        EMPLOYEE STOCK OPTION AND INCENTIVE PLAN

        The Company's 1993 and 2001 Stock Option Plans provides for the grant by Nam Tai of stock options to directors, employees, (including officers) and consultants. The purpose of the plan is to induce key employees to remain in the employ of Nam Tai and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The board of directors of the Company believes the plan will promote continuity of management and increase incentive and personal interest in the welfare of the Company.

        The terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option can not be altered once granted; and (iv) every independent directors shall, on an annual basis upon their election to the board of director at the Annual General Meeting, be automatically granted 5,000 options, with an exercise price equal to 100% of the fair market value of the common stock on the date of grant.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of February 28, 2002, the beneficial ownership of the Company's common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own common shares.

                                       Beneficial (1) ownership
                                      -------------------------
Name                                     Number         Percent
----                                  -----------       -------
M. K. Koo                               3,307,981  (2)    29.2%
Peter R. Kellogg                        1,462,600  (3)    14.2%
I.A.T. Reinsurance Syndicate Ltd.       1,300,000  (3)    12.7%
Ivan Chui                               1,086,087  (4)    10.6%
Joseph Li                               1,086,087  (5)    10.6%
Tadao Murakami                            932,249  (6)     8.9%
Y.C. Chang                                 60,000  (7)     *
Hidekazu Amishima                          30,000  (7)     *
Karene Wong                                45,000  (7)     *
Stephen Seung                              24,000  (8)     *
Mamoru Koike                               18,000  (7)     *
Charles Chu                                20,000  (7)     *
Lorne Waldman                              13,000  (7)     *

---------
     *     Less than 1%.

     (1) Pursuant to the rules of the Securities and Exchange Commission, shares of common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percent ownership based on 10,259,940 common shares outstanding as of February 28, 2002.

     (2) Includes publicly traded warrants to purchase 976,850 common shares and options to purchase 90,000 common shares.

     (3) Mr. Kellogg holds directly 152,600 common shares and options to purchase 10,000 common shares. Indirectly, through I.A.T. Reinsurance Syndicate Ltd., Mr. Kellogg holds 1,300,000 common shares. I.A.T. Reinsurance Syndicate Ltd., is a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

     (4) Consists of shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Chui shares investment and voting control. These are the same shares shown in the table for Joseph Li. In addition Mr. Chui holds options to purchase 25,000 common shares.

     (5) Consists of shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Li shares investment and voting control. These are the same shares shown in the table for Ivan Chui. In addition Mr. Li holds 25,000 options to purchase common shares.

     (6) Includes publicly traded warrants to purchase 175,094 common shares and options to purchase 90,000 common shares.

     (7)  Consists of options to purchase common shares.

     (8) Includes publicly traded warrants to purchase 4,000 common shares, options to purchase 10,000 common shares, and 10,000 common shares which are registered to Violet Seung, Mr. Seung's wife, as to which Mr. Seung disclaims beneficial ownership.

        All of the holders of the Company's common shares have equal voting rights with respect to the number of common shares held. As of December 31, 2001, approximately 913 holders of record held our common shares. According to information supplied to the Company by its transfer agent, holders of record with addresses in the United States held 6,131,858 of our outstanding common shares.

RELATED PARTY TRANSACTIONS

        Toshiba Battery Company Ltd. ("TBCL") owns a 13.3% interest in BPC and the Company owns the balance. BPC manufactures rechargeable lithium battery packs at the Company's manufacturing complex in Shenzhen, China. As of December 31, 2001, the Company owed $2,733,000 to Toshiba and its related companies for raw materials and electronic components. During the year 2001 the Company recognized net sales of $21,072,000, purchased raw materials of $23,065,000, and acquired property, plant and equipment of $50,000 from TBCL and its related companies.

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

        In June 1997, the Company filed a petition in the British Virgin Islands for the winding up of Tele-Art Inc. on account of an unpaid judgment debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art Inc. and the Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of $11.19 per share to offset substantially all of the judgment debt, interest and legal costs of $667,000 totaling $1,600,000. On February 12, 1999, the liquidator of Tele-Art Inc. filed a summons in the British Virgin Islands on its behalf seeking, among other things, a declaration setting aside the redemption. On March 26, 2001, Nam Tai filed a summons seeking to remove the liquidator for failing to act diligently in the performance of his duties and for knowingly misleading the court. As of February 28, 2002, neither summons has been listed for hearing. Meanwhile, the Company is prevented from redeeming the remaining 169,727 Nam Tai shares beneficially owned by Tele-Art. Inc. to satisfy the current unpaid judgment debt until a determination of the liquidator's February 12, 1999 application.

        Management believes that the claim mentioned above is without merit and will vigorously defend it and believes that the outcome will not have a significant effect on the financial position, results of operation or cash flows.

EXPORT SALES

        Information regarding our export sales is provided in Item 4. "Information on the Company -- Geographic Markets."

DIVIDEND POLICY

        In 1994, the Company resumed declaring annual dividends and has increased dividends for the last nine consecutive years. The Company declared shareholders aggregate dividends of $12,190,000, or $1.36 per share (including a $1.00 special dividend) in 2000 and $4,134,000, or $0.40 per share in 2001. On February 6, 2002 the Company announced that it was increasing the annual dividend to $0.48 per share to be paid on a quarterly basis commencing with the first quarter 2002 dividend of $0.12 per share. It is the general policy of Nam Tai to determine the actual annual amount of future dividends based upon the Company's growth during the preceding year. Future dividends will be in the form of cash or stock or a combination of both. There can be no assurance that any dividend on the Common Shares will be declared, or if declared, what the amounts of dividends will be or whether such dividends, once declared, will continue for any future period.

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

        The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market for year of the last five years ended December 31:

                YEAR ENDED                         HIGH       LOW
                ----------                        -------   ------
                December 31, 2001                 $19.125   $11.30
                December 31, 2000                  20.625    12.938
                December 31, 1999                  19.00      8.00
                December 31, 1998                  17.625     9.375
                December 31, 1997                  31.625     8.125

        The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market during each of the quarters in the two-year period ended December 31, 2001.

                QUARTER ENDED                     HIGH       LOW
                -------------                     ----       ---
                December 31, 2001                $17.91     $12.50
                September 30, 2001                15.31      11.30
                June 30, 2001                     15.01      12.25
                March 31, 2001                    19.125     12.125
                December 31, 2000                 20.125     14.688
                September 30, 2000                20.625     14.813
                June 30, 2000                     17.563     15.188
                March 31, 2000                    17.625     12.938

        The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market during each of the most recent six months.

                MONTH ENDED                       HIGH       LOW
                -----------                       ----       ---
                February 28, 2002                 $19.04     $16.40
                January 31, 2002                   16.70      15.45
                December 31, 2001                  17.91      15.40
                November 30, 2001                  15.51      13.30
                October 31, 2001                   13.30      12.50
                September 30, 2001                 14.60      11.30


ITEM 10.       ADDITIONAL INFORMATION

SHARE CAPITAL

        The Company's authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. At February 28, 2002, there were 10,259,940 common shares of the Company outstanding, all of which was fully paid.

        At February 28, 2002, the Company had outstanding warrants to purchase an aggregate of 3,065,159 common shares. Of these warrants, 3,055,159 warrants were publicly traded and are exercisable to purchase 3,055,159 Common Shares at $20.40 per share until November 24, 2002 and 10,000 warrants (which are not publicly traded) are exercisable to purchase 10,000 units (consisting of one common share and one warrant) at $20.40 per unit until November 24, 2002.

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

        The full text of the Amended Articles and Memorandum of Nam Tai were filed as Exhibit 2.1 in the Company's 1998 Annual Report on Form 20-F.

MATERIAL CONTRACTS

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Nam Tai or any subsidiary of Nam Tai is a party, for the two years immediately preceding the filing of this report:

     - Sale and Purchase Agreement between Spin King Limited as Seller and Nam Tai Electronics, Inc. as Buyer dated September 6, 2000 under which Buyer agrees to buy and Seller agrees to sell five fully paid bearer shares of US$1 each in the share capital of Mate Fair for US$2,000,000.

     - Common Share Purchase Agreement between Leesha Holdings Limited as Seller and Nam Tai Electronics, Inc. as Buyer dated September 19, 2000 under which the Seller sells and the Buyer purchases 500,000 common shares, $0.01 par value, of Deswell Industries, Inc., representing approximately 9.0% of the outstanding common stock of Deswell at the time of this transaction, for US$7,500,000.

     - Sale and Purchase Agreement among J.I.C. Holdings (B.V.I) Ltd. as Seller, Mr. Joseph Li Shi Yuen ("Mr. Li"), Mr. Chui Kam Wai ("Mr. Chui") as Guarantors and Nam Tai Electronics, Inc. as Buyer dated September 26, 2000 under which the Buyer agrees to purchase the entire issued share capital of JIC Group for HK$255,000,000 (payable one-third in cash and two-thirds in Nam Tai stock, not to exceed 19.9% of the total number of Nam Tai shares outstanding at the time of the transaction) less any earnings adjustment consisting of the amount of the shortfall (if any) between the net income of the JIC Group and HK$30,000,000, multiplied by 8.5. As Guarantors, Messrs. Li and Chui have guaranteed the repayment of such shortfall, if any. Messrs. Li and Chui also entered into employment agreements with the Company.

     - Sale and Purchase Agreement dated March 27th 2001 between the Company and Shun Tak Centre Limited for the 15th Floor of China Merchants Tower, Shun Tak Centre, Nos. 168-200 Connaught Road Central, Hong Kong for approximately US$11.3 million.

     - On July 9, 2001 the Company entered into an indemnification agreement with each of its directors providing for basic indemnification and expense reimbursement.

     - The Company signed a facility letter on September 24, 2001 with The Hongkong and Shanghai Banking Corporation Limited for a $15,000,000 long-term loan the terms of which are described in Note 15 of the Notes to the Consolidated Financial Statements.

     - On January 14, 2002 Nam Tai entered into a restructuring agreement with the joint liquidators of Albatronics. Under the restructuring agreement Nam Tai will inject its wholly-owned subsidiary JIC Group into a new company for 92.9% ownership in the new company on a fully diluted basis after conversion of preference shares. Albatronics' listing status on the Hongkong Stock Exchange will be withdrawn and the new company will be listed on the Hongkong Stock Exchange by way of introduction and free from the liabilities of Albatronics. Immediately following completion of the restructuring, Nam Tai, the Creditors and the public will be beneficially interested in approximately 70.4 per cent., 24.1 per cent. and 5.5 per cent. of the enlarged issued ordinary share capital of the new company respectively, and Nam Tai will also hold preference shares. Upon full conversion of the preference shares by Nam Tai, Nam Tai, the Creditors and the public will be interested in approximately 92.9 per cent., 5.8 per cent. and 1.3 per cent. of the enlarged issued ordinary share capital of the new company respectively. No holder of preference shares shall be entitled to exercise its conversion right if such conversion would result in the minimum public float of 75% as required under the Hongkong Stock Exchange Listing Rules not being met. Consummation of the restructuring agreement is subject to the fulfillment of a number of conditions including approval by Albatronics' creditors and shareholders and the Listing Committee of the Stock Exchange of Hong Kong and the receipt of other regulatory and court approvals. If such conditions are satisfied, the restructuring is expected to be consummated before the end of the second quarter of 2002.

EXCHANGE CONTROLS

        There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai's securities or on the conduct of the Company's operations in Hong Kong, where the Company's principal executive offices are located in the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. With respect to the Company's China subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from China due to the Company's reinvestment program for tax purposes and the 10% reserve fund. See note 14 of the Notes to the Consolidated Financial Statements. In the event that dividends are paid by the Company's China subsidiaries, they would reduce the amount available for the reinvestment program and accordingly taxes would be payable on the profits not reinvested. The Company believes such restrictions will not have a material effect on the Company's liquidity or cash flow.

TAXATION

        UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        THE DISCUSSION BELOW IS FOR GENERAL INFORMATION ONLY AND IS NOT, AND SHOULD NOT BE INTERPRETED TO BE, TAX ADVICE TO ANY HOLDER OF OUR COMMON SHARES. EACH HOLDER OR A PROSPECTIVE HOLDER OF OUR COMMON SHARES IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR.

General

        This section is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common shares as of the date of this Report. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, for investment purposes), and it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. The summary is based on current law. Changes in the law may alter your tax treatment of holding our common shares, possibly on a retroactive basis. There can be no assurance that the U.S. Internal Revenue Service ("IRS") will not challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of our common shares. The discussion below does not cover tax consequences that depend upon your particular tax circumstances, and it does not address any aspect of tax laws other than U.S. federal income taxation. Specifically, it does not cover any state, local or foreign law, or the possible application of U.S. federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and U.S. federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special U. S. federal income tax rules that apply to a particular holder of our common shares, including, without limitation, the following: qualified retirement plans, broker-dealers, financial institutions, life insurance companies, tax-exempt organizations, persons that hold our common shares in a hedging transaction or as part of a straddle or a conversion transaction, persons whose functional currency for tax purposes is not the U.S. dollar, real estate investment trusts and regulated investment companies, or persons who receive our shares pursuant to the exercise of employee stock options or otherwise as compensation.

Tax Consequences to U.S. Holders

        For purposes of the discussion below, you are a "U.S. Holder" if you are a beneficial owner of our common shares who or which is:

     - an individual U.S. citizen or resident alien of the United States (as specifically defined for tax purposes);

     - a corporation created or organized in or under the laws of the United States or any State or political subdivision thereof;

     - any person or entity whose ownership of our common shares is effectively connected with the conduct of trade or business in the United States;

     - an estate whose income is subject to U.S. federal income tax regardless of its source;

     - a trust (x) if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a U.S. person prior to that date and has a valid election in effect under applicable treasury regulations to be treated as a U.S. person;

     - any other person or entity that would be subject to U.S. federal income tax on a net income basis in respect of the common shares.

        If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

        Distributions

        Subject to the special tax regimes discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits ("E&P"), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. See "Sale or Other Disposition of Our Common Shares," below. Because we are not a U.S. corporation, no dividends-received deduction will generally be allowed to our shareholder-corporations with respect to dividends paid by us.

        Sale or Other Disposition of Our Common Shares

        Subject to the special tax regimes discussed below, generally speaking, in connection with the sale or other taxable disposition of our common shares:

     - you will recognize gain or loss equal to the difference (if any) between:

          -    the amount realized on such sale or other taxable disposition and

          - your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

     - such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

     -    any gain or loss will generally be treated as having U. S. source for
          U. S. foreign tax credit purposes; and

     -    your ability to deduct capital losses is subject to limitations.

        For U.S. Holders who are individuals, estates or trusts, preferential tax rates generally will apply for long-term capital gains.

        U.S. Tax Regimes That May Apply to Our U.S. Holders


        If any of the following four U.S. federal income tax regimes applies to our U.S. Holders, the discussions above on distributions and dispositions of our shares by U.S. Holders may not describe the U.S. federal income tax consequences applicable to them. To the Company's knowledge, as of the date of this Report, none of the four regimes applies to the Company or its shareholders. However, the Company has not made a specific determination as to whether any of such regimes does in fact so apply, and may not be willing or able to make such a determination in the future.

        Foreign Personal Holding Company ("FPHC")

        If at any time during a taxable year more than 50 percent of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60 percent or more of the Company's gross income for such year consisted of specified types of passive income (e.g., certain dividends, interest, royalties, gains from the sale of stock and securities and other specified types of income), the Company would be treated as a FPHC. If the Company is a FPHC, generally, its U.S. Holders would be required to include in gross income for such year their portions of such passive income to the extent the Company does not actually distribute such income.

        You are urged to consult your own tax advisor concerning the potential application of the FPHC rules to your ownership and disposition of our common shares.

        Foreign Investment Company ("FIC")

        If we are or were to be classified as a FIC, generally, all or part of gain realized by U.S. Holders on sale or other disposition of our shares could be treated as ordinary income and not as capital gains. We will be an FIC if (x) 50 percent or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by U.S. Holders who are individuals, estates, trusts, corporations or U.S. partnerships, and (y) the Company is engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest (including a futures or forward contract or option) in securities or commodities.

        You are urged to consult your own tax advisor concerning the potential application of the FIC rules to your ownership and disposition of our common shares.

        Passive Foreign Investment Company ("PFIC")

        U.S. Holders generally would be subject to a special, adverse tax regime if we are or were to be classified as a PFIC. We will be a PFIC if either:

        - 75 percent or more of our gross income in a taxable year is passive income (including our pro-rata share of the gross income of any company in which we own, or are treated as owning, 25 percent or more of the shares by value), which includes dividends, interests, royalties, rents, annuities, and some types of gains; or

        - the average percentage by fair market value, or, if the Company is a "controlled foreign corporation," by adjusted tax basis, of the Company assets that produce or are held for the production of passive income is at least 50 percent.

        The application of the above tests could result in our classification as a PFIC even in a year in which we have substantial gross revenues from product sales. We intend to use reasonable efforts to avoid PFIC status, but can give no assurance that we will be successful. If we determine that we are a PFIC, we will endeavor to notify you.

        If we are or were classified as a PFIC, unless you timely made one of the specific elections, a special tax regime would apply to both:

        - "excess distributions," which would be your share of distributions in any year that are greater than 125 percent of the average annual distributions received by you in the three preceding years before the current taxable year (or during your holding period for the shares, if shorter), and

        - gains realized on the sale or other disposition of our common shares.


        Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax generally in the following manner:

        - the excess distribution or gain would be allocated ratably to each day that you have held our common shares,

        - the amount allocated to the taxable year in which you realize the excess distribution or gain would be taxed as ordinary income,

        - the amount allocated to the taxable years prior to the first taxable year in which we are a PFIC would be taxed as ordinary income for the taxable year in which you realize the excess distribution or gain, and

        - the amounts allocated to each of the prior taxable years for which we were a PFIC would be taxed as ordinary income at the highest applicable tax rate in effect for that year, and, in addition, an interest charge generally applicable to underpayments of tax would be imposed on you for the tax deferred.

        Subject to certain limitations, if you own common shares that are treated as marketable stock, you may make a mark-to-market election. If you make this election, for all taxable years during which you held common shares and we were a PFIC, you would not be subject to the PFIC rules described above. Instead, in general, you would include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over the adjusted tax basis in your shares. You would also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. Your basis in the shares would be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition would be taxed as ordinary income. If we are or become a PFIC, we believe our shares would be treated as marketable stock for purposes of the mark-to-market election, but we can give you no assurance that they will be so treated.

        In lieu of making a mark-to-market election, you may make a qualifying electing fund election. In many situations it would be desirable to make this election. However, even if your tax advisor determines that this election is beneficial to you, if we are or were to become a PFIC, we may not be able or willing to satisfy the record-keeping and other requirements that would enable you to make a qualified electing fund election.

        You are urged to consult your own tax advisor concerning the potential application of the PFIC rules to your ownership and disposition of our common shares.

        Controlled Foreign Corporation ("CFC")

        If more than 50 percent of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by individual U.S. Holders, U.S. partnerships and corporations, or U.S. Holders which are estates or trusts, each of whom own 10 percent or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of the Company (each, a "United States Shareholder"), the Company will be a CFC. If we are a CFC for an uninterrupted period of 30 or more days, the United States Shareholders generally would be required to include in their income their pro rata shares of "Subpart F income", as defined by the U.S. federal tax law, of the Company and certain of the Company's earnings invested in U.S. property. This current income inclusion would be required even if the Company makes no actual distributions to its shareholders. In addition, gain from the sale or exchange of our common shares by a U.S. Holders who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange would be treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.

        You are urged to consult your own tax advisor concerning the potential application of the CFC rules to your ownership and disposition of our common shares.

Tax Consequences to Non-U.S. Holders

        If you are not a U.S. Holder, you are a "Non-U.S. Holder."

        Distributions

        You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our common shares unless:

        -    you conduct a trade or business in the United States and

        - the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

        If you fail the above test, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

        Sale or Other Disposition of Our Common Shares

        Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

        - your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

        - you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

        You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. Holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

        Payments (or other taxable distributions) in respect of our common shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. In addition, such payments may be subject to U.S. federal backup withholding at the rate of 30 percent for payments made in 2002. You will not be subject to backup withholding provided that:

        -    you are a corporation or other exempt recipient, or

        - you provide your correct U.S. federal taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

        If you are a Non-U.S. Holder, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non-U.S. status in order to establish that you are exempt.

        Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

THE DISCUSSION ABOVE IS FOR GENERAL INFORMATION ONLY. IT DOES NOT COVER TAX CONSEQUENCES THAT DEPEND UPON YOUR PARTICULAR TAX CIRCUMSTANCES. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY STATE, LOCAL, FOREIGN TAX AND THE U.S. FEDERAL ESTATE AND GIFT TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

BRITISH VIRGIN ISLANDS TAX CONSEQUENCES

Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common equity, such as our common shares, who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common equity and all holders of common equity are not liable to the British Virgin Islands for income tax on gains realized on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, our common shares are not subject to transfer taxes, stamp duties or similar charges. There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

See Exchange Rate Fluctuation discussion in risk factor section and MD&A on pages 8 and 31 respectively.

FOREIGN CURRENCY RISK

As at December 31, 2001 the Company had no open forward contracts or option contracts.

Cash on hand at December 31, 2001 of $58,676,000 was held in the following currencies.

                                            Equivalent U.S. Dollar Holdings

Japanese yen                                      $33,501,000
United States dollars                             $20,850,000
Hong Kong dollar                                   $1,812,000
Chinese renminbi                                   $2,513,000

See Exchange Rate Fluctuation discussion on page 31.

INTEREST RATE RISK

Short-term interest rate risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and any short term borrowings are subject to interest rate changes. Cash on hand of $58,676,000 as at December 31, 2001 is invested in short-term interest bearing investments having a maturity of three months of less. As such interest income will fluctuate with changes in short term interest rates. As of December 31, 2001 we had $9.7 million outstanding on our credit facilities resulting in minimal interest rate risk.

Long-Term interest rate risk

As of December 31, 2001, the Company had $15 million of long-term debt including the current portion of long term debt of $2,140,000. The seven-year $15 million term loan was obtained in the fourth quarter of 2001 with a fixed rate of interest of 5.05% for the first four years and 1% over the SIBOR rate for the last three years. Accordingly interest expenses in years in 2006, 2007, and 2008 will fluctuate with changes in the SIBOR rate. The fair value of the long-term loan determined based on quoted market rates is approximately $14,920,000 as of December 31, 2001.

The potential effect of a hypothetical 0.5% increase in interest rate for 2001 indebtedness would be insignificant to the Company's cash flows and net income.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable

                                           PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable

ITEM 15.

          Not applicable

ITEM 16.

          Not applicable

                                           PART III

ITEM 17.  FINANCIAL STATEMENTS

          Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

          The following financial statements are filed as part of this report:


                                                                                        Page No.
Independent Auditors' Report................................................................51

Consolidated Statements of Income for the three years ended December 31, 2001,
  December 31, 2000 and December 31, 1999...................................................52

Consolidated Balance Sheets as of December 31, 2001 and December 31, 2000...................53

Consolidated Statement of Shareholders' Equity for the three years ended December 31, 2001, December 31, 2000 and December 31, 1999..........................54

Consolidated Statements of Cash Flows for the years ended December 31, 2001,
  2000 and 1999.............................................................................55

Notes to Consolidated Financial Statements..................................................57

          The information required within the schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission is either not applicable or is included in the notes to the Consolidated Financial Statements.

                                           [DELOITTE TOUCHE TOHMATSU LETTERHEAD]



     INDEPENDENT AUDITORS' REPORT

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Hong Kong
March 15, 2002

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE DATA)

                                                                          YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                  2001           2000          1999
                                                                --------       --------      --------
Net sales                                                       $234,006       $213,688      $145,054
Cost of sales                                                    203,974        182,096       120,074
                                                                --------       --------      --------
Gross profit                                                      30,032         31,592        24,980
                                                                --------       --------      --------

Selling, general and administrative expenses                      21,974         17,646        14,913
Research and development expenses                                  2,954          3,489         2,624
Non-recurring income (Note 4)                                       -             -              (848)
                                                                --------       --------      --------
Total operating expenses                                          24,928         21,135        16,689
                                                                --------       --------      --------
Income from operations                                             5,104         10,457         8,291
Gain on disposal of land                                              18            355           302
Other income - net (Note 5)                                        2,691         13,498         2,192
Interest expense                                                    (178)          (165)         (192)
Write off of investment in an unconsolidated subsidiary (Note 1e)   -              -               (1)
Equity in income (loss) of affiliated companies, including
  amortization of goodwill                                         1,867           (189)        1,146
                                                                --------       --------      --------

Income before income taxes and minority interest                   9,502         23,956        11,738
Income taxes (expense) benefit (Note 7)                             (227)            33            60
                                                                --------       --------      --------

Income before minority interest                                    9,275         23,989        11,798
Minority interest                                                   (230)            12          -
                                                                --------       --------      --------
Net income                                                      $  9,045      $  24,001     $  11,798
                                                                ========      =========     =========

Basic earnings per share (Note 8)                               $   0.88      $    2.63     $    1.26
                                                                ========      =========     =========

Diluted earnings per share (Note 8)                             $   0.87      $    2.56     $    1.25
                                                                ========      =========     =========

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE DATA)

                                                                                    DECEMBER 31,
                                                                          ---------------------------
                                                                             2001              2000
                                                                          ---------         ---------
ASSETS
Current assets:
  Cash and cash equivalents                                               $  58,676         $  58,896
  Marketable securities (Note 9)                                              9,505             7,937
  Accounts receivable, less allowance for doubtful accounts of $31
    and $0 at December 31, 2001 and 2000, respectively                       41,968            37,550
  Inventories (Note 10)                                                      11,892            27,172
  Prepaid expenses and deposits                                               2,377             1,755
  Income taxes recoverable (Note 7)                                           1,353             2,042
                                                                          ---------         ---------

        Total current assets                                                125,771           135,352

Investment in affiliated companies (Note 11)                                  3,921             2,054
Property, plant and equipment - net (Note 12)                                70,414            44,599
Intangible assets - net (Note 13)                                            23,060            24,996
Other assets                                                                  1,407             1,369
                                                                          ---------         ---------

        Total assets                                                       $224,573         $ 208,370
                                                                          =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable (Note 15)                                                 $   1,547         $   1,499
  Short term debt (Note 15)                                                    -                   24
  Long term bank loan - current portion (Note 15)                             2,140              -
  Accounts payable and accrued expenses                                      34,258            40,224
  Amount due to a related party (Note 16)                                     2,733             2,691
  Dividend payable                                                            1,023               904
  Income taxes payable                                                           88               442
                                                                          ---------         ---------
        Total current liabilities                                            41,789            45,784

Deferred income taxes (Note 7)                                                  151                34
Long term bank loan - non-current portion (Note 15)                          12,860             -
                                                                          ---------         ---------

        Total liabilities                                                    54,800            45,818
                                                                          ---------         ---------

Minority interest                                                               422               188
Commitments and contingencies (Note 17)                                        -                 -

Shareholders' equity:
  Common shares ($0.01 par value - authorized 20,000,000 shares;
    shares issued and outstanding at December 31, 2001 - 10,401,940,
    December 31, 2000 - 10,213,840)                                             104               102
  Additional paid-in capital                                                111,368           105,963
  Retained earnings                                                          57,864            56,304
  Accumulated other comprehensive income (loss)                                  15                (5)
                                                                          ---------         ---------

        Total shareholders' equity                                          169,351           162,364
                                                                          ---------         ---------

        Total liabilities and shareholders' equity                        $ 224,573         $ 208,370
                                                                          =========         =========


See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE DATA)

                                                                                    ACCUMULATED     TOTAL
                                          COMMON    COMMON  ADDITIONAL                 OTHER       SHARE -
                                          SHARES    SHARES    PAID-IN   RETAINED   COMPREHENSIVE  HOLDERS'
                                       OUTSTANDING  AMOUNT    CAPITAL   EARNINGS   INCOME (LOSS)   EQUITY
                                       -----------  ------  ----------  --------   -------------  ---------
Balance at January 1, 1999               9,812,523  $   98  $   80,044  $ 47,509   $          45  $ 127,696
Share buy-back program                    (879,700)     (9)          -   (10,251)              -    (10,260)
Share redemption (Note 17c)               (138,500)     (1)          -    (1,548)              -     (1,549)
Shares issued as compensation               10,000       -         103         -               -        103
Shares issued on exercise of options        36,500       -         394         -               -        394
Advisors' warrants                               -       -         329         -               -        329
Comprehensive income:
  Net income                                     -       -           -    11,798               -     11,798
  Foreign currency translation                   -       -           -         -              (1)        (1)
Dividends ($0.32 per share)                      -       -           -    (2,942)              -     (2,942)
                                       -----------  ------  ----------  --------   -------------  ---------

Balance at December 31, 1999             8,840,823  $   88  $   80,870  $ 44,566   $          44  $ 125,568
Share buy-back program                      (5,600)      -           -       (73)              -        (73)
Shares issued as compensation               10,000       -         136         -               -        136
Shares issued on exercise of advisors'
  warrants                                  58,030       1       1,183         -               -      1,184
Shares issued on exercise of options       149,500       1       1,568         -               -      1,569
Shares issued for acquisition of
  subsidiaries (Note 1b)                 1,161,087      12      21,783         -               -     21,795
Advisors' warrants                               -       -         306         -               -        306
Advisors' options                                -       -         117         -               -        117
Comprehensive income:
  Net income                                     -       -           -    24,001               -     24,001
  Foreign currency translation                   -       -           -         -             (49)       (49)
Dividends ($1.36 per share, including
  special dividend of $1 per share)              -       -           -   (12,190)              -    (12,190)
                                       -----------  ------  ----------  --------   -------------  ---------

Balance at December 31, 2000            10,213,840  $  102  $  105,963  $ 56,304   $          (5) $ 162,364
Share buy-back program                    (227,900)     (2)          -    (3,351)              -     (3,353)
Shares issued on exercise of advisors'
  warrants                                 300,000       3       3,072         -               -      3,075
Shares issued on exercise of options       116,000       1       1,231         -               -      1,232
Advisors' warrants                               -       -         263         -               -        263
Issue of options (note 18a)                      -       -         839         -               -        839
Comprehensive income:
  Net income                                     -       -           -     9,045               -      9,045
  Foreign currency translation                   -       -           -         -              20         20
Dividends ($0.4 per share)                       -       -           -    (4,134)              -     (4,134)
                                       -----------  ------  ----------  --------   -------------  ---------
Balance at December 31, 2001            10,401,940  $  104  $  111,368  $ 57,864   $          15  $ 169,351
                                       ===========  ======  ==========  ========   =============  =========

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS)

                                                                          YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                  2001           2000          1999
                                                                --------       --------      --------
Cash flows from operating activities:
Net income                                                      $  9,045       $ 24,001      $ 11,798
                                                                --------       --------      --------

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

  Depreciation                                                     9,136          6,965         5,288
  Amortization of intangible assets                                2,035            733            52
  Amortization of advisors' warrants and options                     263            423           329
  Staff option costs                                                 839           -             -
  Loss (gain) on disposal of property, plant and equipment           378           (244)         (159)
  Gain on disposal of investment                                    -            (9,435)         -
  Gain on disposal of investment in an affiliated company           -            (1,346)         -
  Loss on disposal of a subsidiary                                  -              -              290
  Unrealized gain on marketable securities                        (1,568)          (433)         -
  Equity in (income) loss of affiliated companies less
    dividend received and amortization of goodwill                (1,867)           189          (859)
  Write off of investment in an unconsolidated subsidiary           -              -                1
  Fair value of shares issued as compensation                       -               136           103
  Deferred income taxes                                              117           (110)          (48)
  Minority interest                                                  230            (12)         -
  Changes in current assets and liabilities (net of effects
    of acquisitions and disposals):
    (Increase) decrease in marketable securities                    -            (7,504)          287
    Increase in accounts receivable                               (4,378)        (5,137)       (8,147)
    Decrease (increase) in inventories                            15,302        (13,245)       (6,546)
    (Increase) decrease in prepaid expenses and deposits            (620)           407          (896)
    Decrease in income taxes recoverable                             689             28           670
    Increase (decrease) in notes payable                              48         (6,331)         (329)
    (Decrease) increase in accounts payable and accrued
      expenses                                                    (6,062)         7,203         7,224
    Decrease in income taxes payable                                (354)          (114)         (105)
    Increase in amount due to a related party                          2          2,691          -
                                                                --------       --------      --------
Total adjustments                                                 14,190        (25,136)       (2,845)
                                                                --------       --------      --------

Net cash provided by (used in) operating activities               23,235         (1,135)        8,953
                                                                --------       --------      --------
Cash flows from investing activities:

  Purchase of property, plant and equipment                      (36,013)        (3,579)      (17,888)
  Acquisition of subsidiaries, net of cash acquired (Note 1b)        (85)        (7,872)         -
  (Increase) decrease in other assets                                (38)           123           (53)
  Proceeds from disposal of property, plant and equipment            698            388           322
  Purchase of interest in affiliated companies (Note 1g, h)         -            (2,243)         -
  Proceeds from disposal of investment                              -            24,214          -
  Proceeds from disposal of investment in an affiliated company     -             3,875          -
  Acquisition of business (Note 1d)                                 -              -             (951)
  Cash outflow on disposal of a subsidiary (Note 1f)                -              -              (19)
                                                                --------       --------      --------
Net cash (used in) provided by investing activities              (35,438)        14,906       (18,589)
                                                                --------       --------      --------

NAM TAI ELECTRONICS. INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS)

                                                                          YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                   2001          2000          1999
                                                                --------       --------      --------
Cash flows from financing activities:

  Dividends paid                                                  (3,947)       (11,973)       (2,889)
  Share buy-back program                                          (3,353)           (73)      (10,260)
  Repayment of short term debt                                       (24)            (1)         -
  Proceed from bank loan                                          15,000           -             -
  Proceeds from shares issued on exercise of options
    and warrants                                                   4,307          2,753           394
  Contribution by minority interest                                 -               200          -
  Share redemption                                                  -              -           (1,549)
  Notes payable                                                     -              -            6,949
Net cash provided by (used in) financing activities               11,983         (9,094)       (7,355)
                                                                --------       --------      --------

Effect of foreign currencies on cash flows                          -                 4            (9)
                                                                --------       --------      --------

Net (decrease) increase in cash and cash equivalents                (220)         4,681       (17,000)
Cash and cash equivalents at beginning of period                  58,896         54,215        71,215
                                                                --------       --------      --------
Cash and cash equivalents at end of period                      $ 58,676       $ 58,896      $ 54,215
                                                                ========       ========      ========

Supplemental schedule of cash flow information:

  Interest paid                                                 $    178       $    165      $    192
                                                                --------       --------      --------
  Income taxes (received) paid                                  $   (249)      $    129      $     -
                                                                --------       --------      --------

Non cash investing transactions:

  Acquisition of subsidiaries by issue of shares (Note 1b)      $   -          $ 21,795      $     -
                                                                --------       --------      --------

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

1.   ACQUISITIONS AND DISPOSITIONS

     Subsidiaries:

     a On March 9, 2001, Nam Tai Electronics, Inc. (the "Company") established Nam Tai Group Management Limited, a wholly-owned subsidiary in the Hong Kong Special Administration Region ("Hong Kong") of the People's Republic of China (the "PRC"), at an investment cost of $1 contributed in cash. Its principal activity is to provide management services to other group companies.

     b In October 2000, the Company acquired all of the outstanding shares of J.I.C. Group (B.V.I.) Limited ("JIC"), a company incorporated in the British Virgin Islands. The purchase price was the initial consideration of $32,776, less an "earnings adjustment". The initial consideration was satisfied by a cash consideration of $10,981 and the issuance of 1,161,087 shares in the Company at $18.77 each, being the average market closing price as reported on The Nasdaq Stock Market ("Nasdaq") for each day during the period from September 26, 2000 to October 24, 2000 (inclusive) on which Nasdaq is open for trading and on which at least 10,000 shares were traded.

          The earnings adjustment is the amount of shortfall, if any, between the net income of JIC and its subsidiaries for the year ended March 31, 2001 and the guaranteed profit amount of $3,846, multiplied by
          8.5. As the net income of JIC and its subsidiaries for the year ended March 31, 2001 met this guaranteed profit requirement, no adjustment to the purchase price was made.

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

          During 2001, the Company has incurred legal and professional fees of $85 to complete the acquisition of JIC. Such amount has been adjusted to goodwill.

          The following unaudited pro forma consolidated results of operations give effect to the acquisition of JIC as if it had occurred on January 1, 1999.


                                                    YEAR ENDED DECEMBER 31,
                                                    -----------------------
                                                      2000           1999
                                                    -----------------------

          Net sales                                 $239,327      $167,834
          Net income                                $ 25,492       $13,070
          Basic earnings per share                  $   2.53         $1.25
          Diluted earnings per share                $   2.47         $1.24

          JIC and its subsidiaries are principally engaged in the manufacture and trading of liquid crystal display "LCD" panels and transformers. Their production base is located at Shenzhen and Bao An, which are used by three subsidiaries of JIC namely, Jieda Electronics (Shenzhen) Co. Ltd. ("Jieda"), Jetup Electronic (Shenzhen) Co., Ltd. ("Jetup") and Jieyao Electronics (Shenzhen) Co., Ltd. ("Jieyao"), being wholly foreign owned enterprises in the PRC.

     c In March 2000, Nam Tai Electronic & Electrical Products Limited ("NTEE"), a wholly-owned subsidiary of the Company, together with Toshiba Battery Co., Ltd. ("TBCL"), established BPC (Shenzhen) Co., Ltd. ("BPC"), a wholly foreign owned enterprise in Shenzhen, PRC. NTEE has a 86.67% interest in BPC and the investment cost of $1,300 was contributed in cash. BPC is located within the Company's existing manufacturing complex where it produces and sells high-end, environmentally friendly, rechargeable lithium ion battery packs.

     d On May 28, 1999, the Company acquired from Micro Business Systems Industries Company Limited a telecommunication business including the design, research and development, and marketing of telecommunication products for a consideration of $951 including acquisition costs. The acquisition was accounted for as a purchase and the results of operations of the acquired business have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase consideration over the fair value of the assets acquired of $175 was $776 and has been recorded as goodwill which is being amortized on a straight-line basis over 4 years. The results of operations of the business acquired were not material in relation to the consolidated results of operations of the Company.

     e On December 2, 1998, the Company acquired 50.00025% of the outstanding shares of Albatronics (Far East) Company Limited ("Albatronics"), a Hong Kong public listed company, for cash of $9,980 including transaction fees. Albatronics and its subsidiaries were engaged in the trading of electronic components and manufacturing of consumer electronics products.

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

          Due to the troubled financial condition of Albatronics at December 31, 1998, it was probable that the Company would never be in a position to exercise control over Albatronics as such control would rest with the creditors of Albatronics. Accordingly, the Company did not consolidate Albatronics' financial statements at December 31, 1998, for the year then ended or for any subsequent period. Instead, the Company made provision against the remaining carrying value of this investment to a nominal value of $1 at December 31, 1998.

          At the extraordinary general meeting held on August 20, 1999, a special resolution for the voluntary winding up of Albatronics was approved by the shareholders of Albatronics. As a result, the remaining nominal investment value was written off in 1999. On February 1, 2000, the Company received an invitation soliciting offers for the rescue or restructuring of Albatronics from Albatronics' liquidators. In January 2002, the Company entered into a restructuring agreement with the liquidators of Albatronics. Further information about the restructuring of Albatronics is disclosed in note 20.

          During 1999, the Company commenced legal proceedings against Albatronics seeking compensation to recover its investment and seeking damages for breach of representations, warranties and undertakings. The case has been settled and the Company has withdrawn the legal proceedings against Albatronics at December 31, 2001.

     f In June 1999, the Company sold a subsidiary, Nam Tai Electronics (Canada) Ltd. ("NT Canada"), to its management at a nominal value which the board of directors believed represented the fair market value and realized a loss on disposition of $290. NT Canada provided investor relations, regulatory compliance and other services to the Company. NT Canada, no longer a subsidiary of the Company, was renamed Pan Pacific I.R. Ltd. by its new owners and continues to provide similar services to the Company.

        Affiliated companies:

     g In September 2000, the Company acquired a 5% indirect shareholding in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd. (collectively "TCL Mobile") through the acquisition of 25% outstanding shares of Mate Fair Group Limited ("Mate Fair"), an investment holding company incorporated in the British Virgin Islands with a 20% shareholding interest in TCL Mobile. The acquisition was satisfied by a cash consideration of $2,036.

          TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in the PRC as well as overseas markets.

          Mate Fair has been accounted for as an affiliated company and the results of Mate Fair has been equity accounted for in the consolidated financial statements from the date of acquisition.

     h In March 2000, Nam Tai Electronic (Shenzhen) Co., Ltd. ("NTES"), a wholly-owned subsidiary of the Company, acquired 42.5% of the equity interest in Shanghai Q&T Tech. Co., Ltd. ("Shanghai Q&T") (formerly known as Red Net Technology Co., Ltd.), a company registered in the PRC for $207. Shanghai Q&T has been accounted for as an affiliated company and the results of Shanghai Q&T has been equity accounted for in the consolidated financial statements from the date of acquisition.

     i On May 27, 1998, the Company acquired 20% of the outstanding shares of Group Sense (International) Limited ("Group Sense"), a Hong Kong public listed company, for cash of $16,279 which was reduced by a pre-acquisition dividend of $460. Group Sense and its subsidiaries manufacture consumer electronics products. Starting from February 2000, the Company began to dispose of its shareholding in Group Sense and up to November 2000, the Company had disposed of its entire interest in Group Sense for cash of $28,089 in total.

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

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a    PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the financial statements of the Company and all its subsidiaries, excluding Albatronics. As the Company's investment in Albatronics has been written off and it has ceased to provide additional financial support, the Company did not account for any additional losses of Albatronics since January 1, 1999. Intercompany accounts and transactions have been eliminated on consolidation. The details of the Company's subsidiaries are described in Note 14.

          The Company's investments in Group Sense, Mate Fair and Shanghai Q&T were initially accounted for by the equity method. Accordingly, the Company's share of the earnings of these companies are included in consolidated net income. In February 2000, the Company began to dispose of its shareholdings in Group Sense. Upon the reduction of shareholdings in Group Sense below the 20% level, the equity method was then discontinued.

     b    GOODWILL AND LICENSE

          The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is amortized to expense on a straight-line basis over various periods ranging from 4 years to 15 years. Costs incurred in the acquisition of licenses are capitalized and amortized to expense on a straight-line basis over the shorter of license period or 5 to 7 years.

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

     e    INVENTORIES

          Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Provisions for potentially obsolete or slow-moving inventory are recorded based on management's analysis of inventory levels. In 2001, $3.8 million in inventory provisions were made for cancelled, reduced or delayed orders.

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

     g    PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction. No interest was capitalized for the years ended December 31, 2001, 2000 and 1999. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Gains and losses from the disposal of property, plant and equipment are included in income from operations, and gains and losses from the disposal of unused land are separately reported in the consolidated statements of income.

          The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to nongovernmental entities. With the exception of those leases which expire after June 30, 1997 and before June 30, 2047 with no right of renewal, the Sino-British Joint Declaration extends the terms of all currently existing land leases for another 50 years beyond June 30, 1997. Thus, all of the Company's leasehold land in Hong Kong are considered to be medium-term assets. The cost of such leasehold land is amortized on the straight-line basis over the respective terms of the leases.

          All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus all of the Company's land purchases in the PRC are considered to be leasehold land and are amortized on the straight-line basis over the respective term of the right to use the land.

          Depreciation rates computed using the straight-line method are as follows:

               CLASSIFICATION                                  YEARS

               Buildings                                  20 to 50 years
               Machinery and equipment                     4 to 12 years
               Leasehold improvements                       3 to 7 years
               Furniture and fixtures                       4 to 7 years
               Automobiles                                  4 to 6 years
               Tools and molds                              4 to 6 years

          Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.

     h    IMPAIRMENT

          Through December 31, 2001, the Company reviews its long-lived assets, including goodwill and license costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss, measured based on the fair value of the assets, is recognized if expected future non-discounted cash flows are less than the carrying amount of the assets. On January 1, 2002, the Company will be required to adopt Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", see Note 2s.

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

     k    STAFF RETIREMENT PLAN COSTS

          The Company's costs related to the staff retirement plans (see Note 6) are charged to the consolidated statement of income as incurred.

     l    INCOME TAXES

          The Company provides for all taxes based on income whether due at year end or estimated to become due in future periods but based on profits earned to date. However, under the current tax legislation in the PRC, the Company has reasonable grounds to believe that income taxes paid by NTES, Zastron Plastic & Metal Products (Shenzhen) Ltd. ("Zastron"), Shenzhen Namtek Co., Ltd. ("Namtek") and Jetup in respect of any year would be refunded after the profits earned in that year are reinvested in the business by way of subscription for new shares. Accordingly, any PRC tax paid by these subsidiaries during the year is recorded as an amount receivable at year end when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the PRC tax authority that the refund will be refused. Deferred income taxes are provided to recognize the effect of the difference between the financial statement and income tax bases of measuring assets and liabilities.

     m    FOREIGN CURRENCY TRANSACTIONS AND TRANSLATIONS

          All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are translated at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of income.

          The Company and its subsidiaries have adopted the U.S. dollar, Hong Kong dollar or the Renminbi as their functional currencies. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar are translated in accordance with SFAS No. 52, "Foreign Currency Translation". All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive income.

          The exchange rate between the Hong Kong dollar and the U.S. dollar has been pegged (HK$7.80 to US$1.00) since October 1983. The exchange rate between Renminbi and the U.S. dollar is based on the prevailing market rate.

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

          Starting from January 1, 2001, the Company has adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Since there were no free standing derivative instruments at December 31, 2001 or December 31, 2000, there was no significant effect on the consolidated financial statements of the Company upon the adoption of SFAS No. 133.

     p    STOCK OPTIONS

          SFAS No. 123, "Accounting for Stock-Based Compensation", allows companies which have stock-based compensation arrangements with employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under APB Opinion No. 25, "Accounting for Stock Issued to Employees," but with additional financial statement disclosure. The Company continues to account for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosures required by SFAS No. 123 in Note 18a.

     q    COMPREHENSIVE INCOME

          The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and is included in the shareholders' equity section of the balance sheet. The comprehensive income of the Company was $9,065, $23,952 and $11,797 for the years ended December 31, 2001, 2000 and 1999, respectively.

     r    FAIR VALUE DISCLOSURES

          The carrying amounts of cash and cash equivalents, marketable securities, accounts receivable, notes payable, short term debt, accounts payable and amount due to a related party approximate fair value due to the short term maturity of these instruments. The fair value of long term bank loan is determined based on quoted market rates and is approximately $14,920 as of December 31, 2001.

     s    RECENT CHANGES IN ACCOUNTING STANDARDS

          In June 2001, the Financial Accounting Standard Board (the "FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These statements, establish accounting and reporting for business combinations. SFAS No. 141 requires that, among other things, all business combinations entered into subsequent to 30 June 2001, be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives not be amortized, but will be tested for impairment on an annual basis. SFAS No. 142 is effective for fiscal years beginning after 15 December 2001. The Company adopted SFAS No. 141 during the year ended December 31, 2001 and it did not impact the Company's financial statements. The Company has adopted SFAS No. 142 on 1 January 2002. Management is assessing, but has not yet determined, the impact that SFAS No. 142 will have on its financial position and results of operations.

          In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on January 1, 2003. Management is assessing, but has not yet determined, the impact that SFAS No 143 will have, if any, on its financial position and results of operations.

          The FASB also recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and portions of APB Opinion No. 30, "Reporting the Results for Operations". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statements also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. Management is assessing, but has not yet determined the impact that SFAS No. 144 will have, if any, on its financial position and results of operations.

     t    RECLASSIFICATION

          Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's presentation. These reclassifications had no effect on the net income or financial position for any year presented.

3.   FINANCIAL INSTRUMENTS

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, trade receivables and marketable securities.

     The Company's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company's exposure to concentrations of credit risk.

     The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. Allowance for doubtful debts was $31 in 2001. No allowance for doubtful accounts has been provided for the year ended December 31, 2000 and 1999. There were no other movements in the provision for doubtful accounts.

     The Company's sales to the customers which accounted for 10% or more of its sales are as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                               --------------------------------------
                                                                  2001           2000          1999
                                                               ---------       --------      --------
        Customer
        A                                                      $  69,996       $ 50,767      $ 31,176
        B                                                         33,143         51,124        38,071
        C                                                            N/A         31,442        43,737
        D                                                            N/A         21,448           N/A
                                                                --------       --------      --------
                                                                $103,139       $154,781      $112,984
                                                                ========       ========      ========

     The Company's marketable securities are equity securities listed on the Nasdaq.

     All of the Company's significant financial instruments at December 31, 2001 and 2000 are reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts which approximate their fair value due to the short maturity of these instruments.

     From time to time, the Company hedges its currency exchange risk, which primarily arises from materials purchased in currencies other than U.S. dollars, through the purchase and sale of currency forward contracts and options. Such contracts typically allow the Company to buy or sell currencies at a fixed price with maturities that do not exceed one year. The Company's forward contracts do not subject the Company to risk from exchange rate movements because gains and losses from such contracts offset losses and gains, respectively, of the assets or liabilities being hedged. At December 31, 2001 and December 31, 2000, there were no open currency forward contracts and options.

4.   NON-RECURRING INCOME

     The amount in 1999 represented the reversal of the remaining balance of the provision on the settlement of a non-recurring customs assessment in the PRC which was recorded as non-recurring expense in 1998.

5.   OTHER INCOME - NET

     Other income - net consists of:

                                                                     YEAR ENDED DECEMBER 31,
                                                                 ------------------------------
                                                                   2001        2000       1999
                                                                 -------    --------   --------

         Interest income                                         $ 1,195     $ 3,300     $3,330
         Miscellaneous (expense) income                             (294)       (623)         8
         Gain on disposal of investment in an affiliated
           company                                                  -          1,346       -
         Realized gain on disposal of investments, net              -          9,435        144
         Non-trade receivable write-off                             (500)       -          -
         Currency option premium written off                        -           (304)      (566)
         Foreign exchange gain (loss)                                530          51       (413)
         Bank charges                                               (333)       (328)      (311)
         Unrealized gain on marketable securities                  1,568         433      -
         Dividend income received from marketable securities         525         188      -
                                                                 -------     -------     ------
                                                                 $ 2,691     $13,498     $2,192
                                                                 =======     =======     ======

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

6.   STAFF RETIREMENT PLANS

     Prior to December 2000, the Company maintained staff contributory retirement plans (defined contribution pension plans) which covered certain of its employees. From December 2000 onwards, the Company terminated its existing staff contributory retirement plans and enrolled all of its eligible employees in Hong Kong into a Mandatory Provident Fund ("MPF") scheme. The MPF is a defined contribution scheme and the assets of the scheme are managed by the trustees independent to the Company.

     The MPF is available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the staff's relevant income. The maximum relevant income for contribution purpose per employee is $3 per month. Staff members are entitled to 100% of the Company's contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65.

     The cost of the Company's contribution to the contributory retirement plans (including the MPF) amounted to $151, $174 and $138 for the years ended December 31, 2001, 2000 and 1999, respectively.

7.   INCOME TAXES (EXPENSE) BENEFIT

     The components of income before income taxes and minority interest are as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                  2001           2000          1999
                                                                --------       --------       -------
        PRC, excluding Hong Kong                                $  9,002       $  6,384       $ 7,355
        Hong Kong                                                    500         17,572         4,387
        Other                                                       -              -               (4)
                                                                --------        -------       -------
                                                                $  9,502        $23,956       $11,738
                                                                ========        =======       =======

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

     Since the PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTES, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday is available, there is an overall minimum tax rate of 10%. For the years ended December 31, 1990 and 1991, NTES qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of NTES for the years ended December 31, 1992 to 1994, and 10% in 1995 to 1998. On January 8, 1999, NTES received the recognition of "High and New Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. For the years ended December 31, 1992 and 1993, Zastron qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of Zastron for the years ended December 31, 1994 to 1996 and 10% for the years ended December 31, 1997 to 2001. In 1996 and 1997, Jieda and Namtek qualified for a tax holiday. For the years ended December 31, 1998 to 2000, tax was payable at the rate of 7.5% on the assessable profit. In February 2001, Namtek received the recognition of "Advanced Technology Enterprise" which entities it to various tax benefits including a lower income tax rate of 7.5% until 2003. For the year ended December 31, 2001, the income tax of Jieda was payable at the rate of 15% on the assessable profit. Jetup enjoyed its tax holiday since 1997 and tax was payable at the rate of 7.5% on its assessable profit for the years ended December 31, 1999 to 2001. For the years ended December 31, 1999 and 2000, Jieyao qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profit of Jieyao for the year ended December 31, 2001. For the year ended December 31, 2001, BPC qualified for its first year tax holiday.

     Notwithstanding the foregoing, an FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. NTES, Zastron, Namtek and Jetup qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2001 and 2000, taxes recoverable under such refund arrangements were $1,271 and $2,042, respectively, which are included in income taxes recoverable.

     The current and deferred components of the income tax (expense) benefit appearing in the consolidated statements of income are as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                2001       2000       1999
                                                               ------------------------------

        Current tax                                            $(110)      $(77)     $  12
        Deferred tax                                            (117)       110         48
                                                               -----      -----      -----
                                                               $(227)     $  33      $  60
                                                               =====      =====      =====

     The components of deferred tax assets and liabilities are as follows:

                                                                                    AT DECEMBER 31,
                                                                                 -------------------
                                                                                  2001         2000
                                                                                 -------------------
        Deferred tax asset:
          Net operating loss carryforwards                                       $   -         $   17
        Deferred tax liability:
          Excess of tax allowances over depreciation                               (151)          (51)
                                                                                 ------        ------
        Net deferred tax liability                                               $ (151)       $  (34)
                                                                                 ======        ======

     At December 31, 2000, a subsidiary of the Company had tax losses carryforward for Hong Kong tax purposes, subject to the agreement of the Hong Kong Inland Revenue Department, amounting to approximately $104.

     A reconciliation of the income tax (expense) benefit to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:


                                                                   YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                  2001       2000       1999
                                                               ---------   ---------  ---------


        Income before income taxes and minority interest        $  9,502    $23,956    $11,738
        PRC tax rate                                                 15%         15%        15%
        Income tax expense at PRC tax rate on
          income before income tax                               $(1,425)   $(3,593)   $(1,761)
        Effect of difference between Hong Kong and PRC tax            (7)        (7)       (37)
          rates applied to Hong Kong income
        Effect of (loss) income for which no income tax benefit/
          expense is receivable/payable                              (35)     2,527        675
        Tax holidays and tax incentives                              786        491        543
        Effect of PRC tax concessions, giving rise to no PRC tax
          liability                                                  564        508        538
        Tax benefit (expense) arising from items which are not
          assessable (deductible) for tax purposes:
            Gain on disposal of land in Hong Kong                      6         53         47
            Offshore interest income                                  21         76        143
            Non-deductible items                                    (159)      (252)      (122)
        Other                                                         22        230         34
                                                                 -------     ------     ------
                                                                 $  (227)    $   33     $   60
                                                                 =======     ======     ======

     No income tax arose in the United States of America in any of the periods presented.

     Tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $1,350, $999 and $1,081 in the years ended December 31, 2001, 2000 and 1999, respectively (representing a decrease in the basic earnings per share of $0.13, $0.11 and $0.11, and a decrease in the diluted earnings per share of $0.13, $0.11 and $0.11 in the years ended December 31, 2001, 2000 and 1999, respectively).

8.   EARNINGS PER SHARE

     The calculations of basic earnings per share and diluted earnings per share are computed as follows:

                                                                                        Per share
        YEAR ENDED DECEMBER 31, 2001                Income              Shares            amount
        ----------------------------                -------           ----------        ---------
        Basic earnings per share                     9,045            10,274,377            $0.88

        Effect of dilutive securities
         - Stock options                              -                   56,660
         - Warrants                                   -                   62,374
                                                   -------            ----------        ---------
        Diluted earnings per share                 $ 9,045            10,393,411            $0.87
                                                   =======            ==========        =========

     Stock options to purchase 15,000 shares of common shares at $16.375, warrants to purchase 3,055,159 shares of common shares at $20.40, and the 10,000 advisors' warrants were outstanding at December 31, 2001 but were not included in the computation of diluted earnings per share because the exercise price of the stock options and warrants was greater than the average market price of the common shares during the relevant period. The holder of each advisors' warrant is entitled to purchase from the Company at the purchase price of $20.40 per unit one common share and one warrant exercisable to purchase one common share at $20.40 per share.

                                                                                        Per share
        YEAR ENDED DECEMBER 31, 2000               Income               Shares            amount
        ----------------------------              --------            ----------        ---------
        Basic earnings per share                  $ 24,001             9,114,175            $2.63

        Effect of dilutive securities
         - Stock options                              -                  140,676
         - Warrants                                   -                  120,265
                                                  --------             ---------         ---------

        Diluted earnings per share                $ 24,001             9,375,116            $2.56
                                                  ========             =========         =========

     Warrants to purchase 3,055,159 shares of common shares at $20.40 were outstanding at December 31, 2000 but were not included in the computation of diluted earnings per share because the exercise price of the warrants was greater than the average market price of the common shares during the relevant period.

                                                                                        Per share
        YEAR ENDED DECEMBER 31, 1999                Income              Shares            amount
        ----------------------------                -------           ----------        ---------

        Basic earnings per share                   $11,798             9,328,213            $1.26

        Effect of dilutive securities
         - Stock options                              -                   40,997
         - Warrants                                   -                   47,570
                                                   --------            ---------          --------
        Diluted earnings per share                 $11,798             9,416,780            $1.25
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

9.   MARKETABLE SECURITIES

     During 2000, the Company acquired equity securities listed on the Nasdaq and all of them were classified as trading securities and included in current assets at December 31, 2001 and 2000.

                                                                         AT DECEMBER 31,
                                                                       ------------------
                                                                         2001       2000
                                                                       -------    --------
     Cost                                                              $ 7,504     $ 7,504
     Unrealized gain on marketable securities                            2,001         433
                                                                       -------     -------
     Market value                                                      $ 9,505     $ 7,937
                                                                       =======     =======


10.  INVENTORIES

     Inventories consist of:

                                                                         AT DECEMBER 31,
                                                                       ------------------
                                                                         2001       2000
                                                                       -------    --------

        Raw materials                                                  $ 9,144    $ 21,232
        Work-in-progress                                                 1,823       3,126
        Finished goods                                                     925       2,814
                                                                       -------    --------
                                                                       $11,892    $ 27,172
                                                                       =======    ========


11.  INVESTMENT IN AFFILIATED COMPANIES

     Investment in affiliated company represents the Company's interest in Mate Fair. The Company's investment in Mate Fair includes the unamortized excess of the Company's investment over its equity in Mate Fair's assets. The excess was approximately $1,525 and is being amortized on a straight-line basis over the estimated economic useful life of 10 years. The amortization charge for the year ended December 31, 2001 and December 31, 2000 was $153 and $51, respectively. The share of results of Mate Fair in 2001 and 2000 is based on its unaudited management accounts for the year ended December 31, 2001 and 2000, respectively.

     The Company's interest in Shanghai Q&T was reduced to zero since December 31, 2000 as Shanghai Q&T incurred losses during the year ended December 31, 2000. The Company does not have any further financial commitment in this company.

     The following table presents summarized financial information for Mate
Fair:

                                                                         2001       2000
                                                                       -------    --------

        Operating income                                                 8,077        246
        Net income                                                       8,077        246
        Non-current assets                                              10,452      2,375
        Shareholders' equity                                            10,452      2,375

     The Company's retained earnings included the undistributed earnings (accumulated losses) of affiliates, including related amortization of goodwill, of $1,678 and $(189) as of December 31, 2001 and December 31, 2000, respectively.

12.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                         AT DECEMBER 31,
                                                                       -------------------
                                                                         2001        2000
                                                                       -------    ---------
        At cost
        Land use right, land and buildings                             $ 38,592   $  25,485
        Machinery and equipment                                          41,974      32,876
        Leasehold improvements                                           11,862       9,872
        Furniture and fixtures                                            1,930       1,519
        Automobiles                                                       1,631       1,652
        Tools and molds                                                     127          87
                                                                       --------    --------
        Total                                                            96,116      71,491
        Less: accumulated depreciation and amortization                 (35,122)    (27,025)
        Construction in progress                                          5,321         133
        Deposit paid for the acquisition of leasehold land and
          buildings                                                       4,099        -
                                                                        -------     -------
        Net book value                                                  $70,414     $44,599
                                                                        =======     =======


13.  INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                                         AT DECEMBER 31,
                                                                       ------------------
                                                                         2001       2000
                                                                       -------    --------

        Goodwill                                                       $ 24,563   $  24,478
        License                                                           1,335       1,321
                                                                       --------   ---------
        Total                                                            25,898      25,799
        Less: accumulated amortization                                   (2,838)       (803)
                                                                       --------   ---------
                                                                       $ 23,060   $  24,996
                                                                       ========   =========

     Amortization expense charged to income from operations for the year ended December 31, 2001, 2000 and 1999 was $2,035, $733 and $52, respectively.

14.  INVESTMENT IN SUBSIDIARIES

                                                                                     Percentage of ownership
                                               Place of          Principal               as of December 31
                                               incorporation     activity              2001          2000
        -----------------------------------------------------------------------------------------------------

        Consolidated principal subsidiaries:

        BPC (Shenzhen) Co., Ltd.                PRC             Manufacturing          86.67%         86.67%

        J.I.C. Electronics Company              Hong Kong       Manufacturing and        100%           100%
          Limited                                                trading

        J.I.C Enterprises (Hong Kong)           Hong Kong       Trading                  100%           100%
          Limited

        J.I.C. Group (B.V.I.) Limited           British
                                                Virgin Islands  Investment holding       100%           100%

        Jetup Electronic (Shenzhen) Co.,        PRC             Manufacturing            100%           100%
          Limited

        Jieda Electronics (Shenzhen)            PRC             Manufacturing            100%           100%
          Co., Ltd.

        Jieyao Electronics (Shenzhen)           PRC             Manufacturing            100%           100%
          Co., Ltd.

        Nam Tai Electronic &                    Hong Kong       Trading                  100%           100%
          Electrical Products Limited

        Nam Tai Group Management                Hong Kong       Provision of management  100%            -
          Limited                                                services

        Nam Tai Telecom (Hong Kong)             Hong Kong       Trading                  100%           100%
          Company Limited

        Namtai Electronic (Shenzhen)            PRC             Manufacturing            100%           100%
          Co., Ltd.

        Shenzhen Namtek Co., Ltd.               PRC             Software development     100%           100%

        Zastron Plastic & Metal                 PRC             Manufacturing            100%           100%
          Products (Shenzhen) Ltd.

        Unconsolidated subsidiary:

        Albatronics (Far East)                  Hong Kong       Ceased business in   50.00025%       50.00025%
          Company Limited                                         August 1999
          (in liquidation)

     Retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company's PRC subsidiaries, there are restrictions on the purchase of materials by these companies, the payment of dividends and the removal of dividends from the PRC. In the event that dividends are paid by the Company's PRC subsidiaries, such dividends will reduce the amount of reinvested profits (Note 7) and accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested. However, the Company believes that such restrictions will not have a material effect on the Company's liquidity or cash flows.

15.  BANK LOANS AND BANKING FACILITIES

     The Company has credit facilities with various banks representing trade acceptances and overdrafts. At December 31, 2001 and 2000, these facilities totaled $76,494 and $75,442, of which $9,730 and $5,399 were utilized at December 31, 2001 and 2000, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks' usual lending rates in Hong Kong and the credit lines are normally subject to annual review. The banking facilities restrict the pledge of assets to any other banks without the prior consent of the Company's bankers. At December 31, 2000, credit lines with certain banks were secured by post dated cheques of $105 and land and buildings will net book values of $230, and these securities have been released as a result of the settlement of these credit lines during the year ended December 31, 2001.

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

                                                                         AT DECEMBER 31,
                                                                       ------------------
                                                                         2001       2000
                                                                       -------    --------
        Outstanding letters of credit                                  $ 8,183     $ 3,900

        Trust receipts                                                     994         389
        Usance bills pending maturity                                      553       1,110
                                                                       -------    --------

        Total banking facilities utilized                                9,730       5,399

        Less: Outstanding letters of credit                             (8,183)     (3,900)
                                                                       -------    --------

        Notes payable                                                  $ 1,547    $  1,499
                                                                       =======    ========

     As of December 31, 2000, the Company also had short term debt of $24, which was bearing interest at 5.445% per annum and was secured by an automobile with a net book value of $37. The amount has been fully repaid during the year ended December 31, 2001.

     As of December 31, 2001, the long term bank loan represents a seven-year term loan totaling $15,000 at a fixed interest rate of 5.05% in the first four years and at a rate of 1% over Singapore Interbank Money Market Offer Rate for the following three years. The loan is secured by land and buildings with net book value of $18,010, and is repayable as follows:

        Year ending December 31,
        - 2002                                                                        $  2,140
        - 2003                                                                           2,140
        - 2004                                                                           2,140
        - 2005                                                                           2,140
        - 2006                                                                           2,140
        - 2007 and thereafter                                                            4,300
                                                                                       -------
                                                                                       $15,000
                                                                                       =======

16.  RELATED PARTY BALANCE AND TRANSACTIONS

     As of December 31, 2001 and December 31, 2000, the balance due to a related party represents the balance due to TBCL, a minority shareholder of BPC, and its related companies.

     Since the establishment of BPC in 2000, the Company recognized net sales of $21,072 and $6,232, purchased raw materials of $23,065 and $22,370, acquired property, plant and equipment of $50 and $814, from TBCL and its related companies for the years ended December 31, 2001 and 2000, respectively. In addition, the Company also acquired a license for $1,000 from TBCL during the year ended December 31, 2000.

17.  COMMITMENTS AND CONTINGENCIES

     a   As at December 31, 2001, the Company has entered into commitments for capital expenditure of approximately $15,397 for property, plant and equipment which are expected to be disbursed during the year ending December 31, 2002.

     b   Lease commitments

          The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expense under operating leases was $1,501 in 2001, $812 in 2000 and $528 in 1999.

          At December 31, 2001, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

               Year ending December 31,

               - 2002                                        $  1,335
               - 2003                                           1,284
               - 2004                                           1,320
               - 2005                                           1,326
               - 2006                                           1,168
               - 2007 and thereafter                            1,086
                                                             --------
                                                             $  7,519
                                                             ========

     c    Significant legal proceedings

          In June 1997, the Company filed a petition in the British Virgin Islands for the winding up of Tele-Art Inc. on account of an unpaid judgement debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art Inc. and the Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of $11.19 per share to offset substantially all of the judgement debt, interest and legal costs totaling $1,600. On February 12, 1999, the liquidator of Tele-Art Inc. filed a summons in the British Virgin Islands on its behalf seeking, among other things, a declaration setting aside the redemption. On March 26, 2001, Nam Tai filed a summons seeking to remove the liquidator for failing to act diligently in the performance of his duties and for knowingly misleading the court. As of February 28, 2002, neither summons has been listed for hearing. Meanwhile, the Company is prevented from redeeming the remaining 169,727 Nam Tai shares beneficially owned by Tele-Art. Inc. to satisfy the current unpaid judgment debt until a determination of the liquidator's February 12, 1999 application.

          Management believes that the claim mentioned above is without merit and will vigorously defend it and believes that the outcome will not have a significant effect on the financial position, results of operation or cash flows.

18.  COMMON SHARES

     a    STOCK OPTIONS

          In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 300,000 vested options to key employees, consultants or advisors of the Company or any of its subsidiaries. In December 1993, January 1996 and April 1999, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 650,000 and 1,000,000 and 1,425,000, respectively.

          In May 2001, the Board of Directors approved another stock option plan which would grant 5,000 options to each independent directors of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan. The maximum number of shares to be issued pursuant to the exercise of options granted was 1,000,000 shares.

          A summary of stock option activity during the three years ended December 31, 2001 is as follows:

                                               Number of             Option price per share with the weighted
                                                options               average option price in parenthesis
          ---------------------------------------------------------------------------------------------------------
          Outstanding at January 1, 1999        353,333        $10.50 & $15.75 ($10.55)

            Exercised                           (36,500)       $10.50 & $15.75 ($10.79)
            Cancelled                           (53,333)       $10.50
                                               --------
          Outstanding at December 31, 1999      263,500        $10.50 & $15.75 ($10.53)

            Granted                             350,220        $13.875, $14.81, $16.125 & $16.375 ($14.18)
            Exercised                          (149,500)       $10.50
            Cancelled                           (28,220)       $16.125
                                               ---------
          Outstanding at December 31, 2000      436,000        $10.50, $13.875, $14.81, $15.75 & $16.375  ($13.11)

            Granted                             438,253        $13.94, $14.50 & $7.0 ($12.34)
            Exercised                          (116,000)       $10.50, $13.875 & $15.75 ($10.63)

            Cancelled                           (50,853)       $13.875, $13.94, $14.81 ($14.02)
                                               --------
          Outstanding at December 31, 2001      707,400        $7.00, $13.875, $13.94, $14.50 & $16.375 ($12.97)
                                               ========


          Of the 350,220 options granted by the Company in 2000, 5,000 and 10,000 options with exercise price of $13.875, expiring on January 31, 2003, and exercisable from January 1, 2001 and May 31, 2001, respectively, were granted to its advisors. The compensation expense for these advisors' options, using the Black-Scholes option-pricing model, was $117 and has been charged to the consolidated statement of income in 2000. No advisors' options were granted during 2001 or 1999.

          Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                           YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------
                                                                     2001          2000          1999
                                                                    ------       --------       -------
               Net income                     As reported           $9,045       $ 24,001       $11,798
                                              Pro forma              6,714         21,785        11,582

               Diluted earnings per share     As reported            $0.87          $2.56         $1.25
                                              Pro forma              $0.65           2.32          1.23

     a    STOCK OPTIONS - CONTINUED

          There were no stock options granted during the year ended December 31, 1999. Details of the options granted by the Company in 2000 and 2001 are as follows:

                   Number of                     Exercise
               options granted                     price             Exercisable period
               ---------------                   --------            ------------------
               In 2001
               _______

               277,853                            $13.94             March 16, 2001 to March 16, 2004

                55,000                            $14.50             June 22, 2001 to June 22, 2004

               105,400                             $7.00             June 27, 2001 to June 22, 2002

               In 2000
               _______

               172,000                            $13.875            January 1, 2001 to January 31, 2003

               130,000                            $13.875            May 31, 2001 to January 31, 2003

                 5,000                            $14.81             January 1, 2001 to July 31, 2003

                28,220                            $16.125            January 1, 2001 to April 5, 2003

                15,000                            $16.375            June 9, 2001 to June 8, 2003

          Stock option costs of $839 charged to the selling, general and administrative expenses in 2001 represented the difference between the market price and exercisable price of $7 for the 105,400 options granted during 2001.

          The weighted average fair value of options granted during 2001 and 2000 was $5.14 and $5.67, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

                                              2001                                    2000
                                   -----------------------------    ---------------------------------------
                                    $13.94     $14.50       $7.0    $16.375    $16.125    $14.81    $13.875
                                   Options    Options    Options    Options    Options   Options    Options
                                   -----------------------------    ---------------------------------------
          Risk-free interest rate       5%         5%         5%      6.41%      6.23%     6.13%      6.67%

          Expected life            3/16/04    6/22/04    6/22/02     6/8/03     4/5/03   7/31/03    1/31/03
          Expected volatility          45%        45%        45%      54.1%      51.2%     47.3%      65.0%
          Expected dividends         $0.10      $0.10      $0.10      $0.09      $0.09     $0.09      $0.09
            per quarter

          The weighted average remaining contractual life of the stock options outstanding at December 31, 2001 and 2000 was 18 months and 19 months, respectively.

     b    SHARE BUY - BACK PROGRAM

          The Company repurchased shares under its buy-back program as follows:

               Year                         Shares repurchased          Average purchase price
               ----                         ------------------          ----------------------
               2001                            227,900                           $14.71
               2000                              5,600                            13.00
               1999                            879,700                            11.66


     c    ADVISORS' WARRANTS

          On December 2, 1997, the Company issued 130,000 units to its advisors. The holder of each unit is entitled to purchase from the Company at the purchase price of $20.40 per unit one common share and one warrant exercisable to purchase one common share at $20.40 per share for the period from November 30, 1998 to November 24, 2000. In 2000, 58,030 advisors' warrants were exercised, 61,970 advisors' warrants were expired and the expiry date of exercisable period for the remaining 10,000 advisors' warrants was extended to November 24, 2002. As a result, 58,030 common shares and 58,030 warrants were issued during the year ended December 31, 2000. The compensation expense for the extension of the expiry date of the 10,000 advisors' warrants, using the Black-Scholes option-pricing model, was $43 and has been charged to the consolidated statement of income in 2000.

          On October 5, 1998, the Company issued 300,000 warrants to an advisor as consideration of advisory services under a service contract for a period of 3 years. The holder of each warrant is entitled to purchase from the Company one common share at $10.25 per share for the period from October 5, 1999 to October 4, 2001. These warrants have been accounted for using variable accounting and the related compensation expense of $263, $263 and $329, has been charged to the consolidated statement of income for the year ended December 31, 2001, 2000 and 1999, respectively. In 2001, 300,000 advisor's warrants were exercised.

          The fair values of the advisors' warrants were calculated using the Black-Scholes option-pricing model based on the following assumptions:

                                                                     $20.4 advisors'  $10.25 advisors'
                                                                         warrants          warrants
                                                                     ---------------  ----------------
               Risk-free interest rate                                     6.50%             6.50%
               Expected life                                            11/24/02           10/4/01
               Expected volatility                                           50%               50%
               Expected dividend per quarter                               $0.09             $0.09

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

          On April 1, 2000, the Company amended the terms of the warrant by extending the expiry date of the warrants from November 24, 2000 to November 24, 2002. The extending of the expiry date of the warrants created a new measurement date for the warrants, however, the resulting amount was deemed immaterial.

          The 58,030 warrants issued pursuant to the exercise of advisors' warrants mentioned in note 18c above bear the same rights as other warrants.

19.  SEGMENT INFORMATION

     Prior to 2001, the Company operated in a single segment of the consumer electronic products ("CEP") industry. As a result of the acquisition of JIC in late 2000, the Company added a second segment, LCD panels and transformers ("LPT"), principally relating to the operation of JIC. The Company operates and manages these segments as strategic business units. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.

     The following table provides operating financial information for the two reportable segments. The information presented below for 2000 and 1999 has been restated to reflect this change. No LPT segment information for the year ended December 31, 1999 is presented because the Company did not operate LPT business in 1999.

                                                              YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------------------------------------
                                             2001                                     2000                     1999
                             ------------------------------------    -----------------------------------    ----------
                                  CEP          LPT        TOTAL         CEP          LPT         TOTAL         CEP

Net sales                     $ 198,048    $  35,958    $ 234,006    $ 203,404    $  10,284    $ 213,688    $ 145,054
Cost of sales                  (174,863)     (29,111)    (203,974)    (173,878)      (8,218)    (182,096)    (120,074)
                              ---------    ---------    ---------    ---------    ---------    ---------    ---------
Gross profit                     23,185        6,847       30,032       29,526        2,066       31,592       24,980
Selling, general and
  administrative
  expenses                      (16,521)      (5,453)     (21,974)     (15,196)      (2,450)     (17,646)     (14,913)
Research and
  development
  expenses                       (2,746)        (208)      (2,954)      (3,489)          --       (3,489)      (2,624)
Non-recurring income                 --           --           --           --           --           --          848
Gain on disposal of
 land                                18           --           18          355           --          355          302
Interest income                   1,127           68        1,195        3,256           44        3,300        3,330
Interest expense                   (170)          (8)        (178)        (149)         (16)        (165)        (192)
Write off of investment
  in an unconsolidated
  subsidiary                         --           --           --           --           --           --           (1)
Equity in income (loss)
  of affiliated
companies, including
  amortisation of goodwill        1,867           --        1,867         (189)          --         (189)       1,146
Other (expense) income             (260)       1,756        1,496       10,161           37       10,198       (1,138)
                              ---------    ---------    ---------    ---------    ---------    ---------    ---------
Income (loss) before
  income taxes and minority
  interest                        6,500        3,002        9,502       24,275         (319)      23,956       11,738
Income taxes (expense)
   benefit                         (137)         (90)        (227)        (144)         177           33           60
                              ---------    ---------    ---------    ---------    ---------    ---------    ---------
Income (loss) before
  minority interest               6,363        2,912        9,275       24,131         (142)      23,989       11,798
Minority interest                  (230)          --         (230)          12           --           12           --
                              ---------    ---------    ---------    ---------    ---------    ---------    ---------
Net income (loss)             $   6,133    $   2,912    $   9,045    $  24,143    $    (142)   $  24,001    $  11,798
                              =========    =========    =========    =========    =========    =========    =========

                                                       YEAR ENDED DECEMBER 31,
                               -------------------------------------------------------------------------------------
                                           2001                              2000                 1999
                               ------------------------------  -------------------------------  ---------
                                  CEP        LPT      TOTAL       CEP        LPT       TOTAL       CEP

Depreciation and
  amortisation                 $  8,454   $  2,717   $ 11,171   $  7,059   $    639   $  7,698   $  5,340
Stock option costs                   --        839        839        117         --        117         --
Capital expenditures             34,060      1,953     36,013      3,141        438      3,579     17,888
Identifiable assets            $188,262   $ 36,311   $224,573   $164,963   $ 43,407   $208,370   $158,747

     There are no inter-segment sales for the years ended December 31, 2001, 2000 and 1999.

     A summary sets forth the percentage of net sales of each of the Company's product lines of each segment for the years ended December 31, 2001, 2000 and 1999, is as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                                      --------------------------------
        PRODUCT LINE                                                  2001         2000          1999
        ------------                                                  --------------------------------
        CEP:

          - subassemblies and components                              41%            38%           33%
          - electronic calculators                                    17             29            35
          - personal digital assistants and linguistic products       13             16            23
          - telecommunication products                                 2              7             6
          - battery packs                                              9              3             -
          - other products and services                                3              2             3
                                                                     ---            ---           ---
                                                                      85%            95%          100%
        LPT:

          - LCD panels and transformers                               15              5             -
                                                                     ---            ---           ---
                                                                     100%           100%          100%
                                                                     ===            ====          ===

     A summary of net sales, income from operations and identifiable assets by geographic areas and net sales to major customers is as follows:

        By geographical area:

                                                                          YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                    2001           2000          1999
                                                                --------------------------------------
        Net sales from operations within:
          - Hong Kong:
              Unaffiliated customers                            $206,902       $202,364      $142,347
                                                                --------       --------      --------
          - PRC, excluding Hong Kong:
              Affiliated customers (note 16)                      21,072          6,232          -
              Unaffiliated customers                               6,032          5,092         2,707
              Intersegment sales                                 160,503        180,065       136,648
                                                                --------       --------      --------
                                                                 187,607        191,389       139,355
                                                                --------       --------      --------
          - Intersegment eliminations                           (160,503)      (180,065)     (136,648)
                                                                --------       --------      --------
        Total net sales                                         $234,006       $213,688      $145,054
                                                                ========       ========      ========

        Net income within:
          - PRC, excluding Hong Kong                            $  4,848       $  6,549      $  7,341
          - Hong Kong                                              4,197         17,452         4,462
          - Canada                                                  -              -               (5)
                                                                --------       --------      --------
                                                                $  9,045       $ 24,001      $ 11,798
                                                                ========       ========      ========


                                                                         AS AT DECEMBER 31,
                                                               --------------------------------------
                                                                  2001           2000          1999
                                                               ---------      ---------     ---------
        Identifiable assets by geographic area:

          - PRC, excluding Hong Kong                           $  60,866      $ 71,242     $  55,962
          - Hong Kong                                            163,707       137,128       102,785
                                                               ---------      --------     ---------
        Total assets                                           $ 224,573      $208,370     $ 158,747
                                                               =========      ========     =========

     Intersegment sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market price.

     At December 31, 2001, 2000 and 1999, the identifiable assets in Hong Kong included the investment in affiliated companies of $3,921, $2,054 and $17,308, respectively.


                                                                         AS AT DECEMBER 31,
                                                               --------------------------------------
                                                                  2001           2000          1999
                                                               ---------      ---------     ---------

        Net sales to customers by geographic area:

          - Hong Kong                                          $  64,391      $  97,685     $  51,856
          - North America                                         54,994         52,244        43,181
          - PRC                                                   25,378         11,056          -
          - Japan                                                 22,767         19,388        17,597
          - Europe                                                22,437         20,032        25,520
          - Other                                                 44,039         13,283         6,900
                                                               ---------      ---------     ---------
        Total net sales                                        $ 234,006      $ 213,688     $ 145,054
                                                               =========      =========     =========


20.  SUBSEQUENT EVENTS

     (i) In January 2002, the Company entered into a transaction, which, if consummated, will result in the listing of a company holding JIC's business on the Hong Kong Stock Exchange. To effect the transaction, the Company entered a restructuring agreement with the liquidators of Albatronics, a company whose shares had been listed on the Hong Kong Stock Exchange and which was placed into voluntary liquidation in August 1999. The Company owns slightly more than 50% of the outstanding capital stock of Albatronics. Under the restructuring agreement the Company has agreed to transfer JIC into a new company for a controlling interest in the new company. Albatronics' listing status on the Hong Kong Stock Exchange will be withdrawn and the new company will be listed on the Hong Kong Stock Exchange free from the liabilities of Albatronics. For its contribution to the new company, the Company will receive a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock of companies organized under U.S. law. Immediately upon completion of the restructuring, the Company, the creditors of Albatronics and the Hong Kong public who hold shares of Albatronics will receive ordinary shares of the new company equal to approximately 70.4%, 24.1% and 5.5% respectively, of the outstanding ordinary shares of the new company. The Company will also receive preference shares of the new company, which upon their full conversion, will result in the Company, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of the new company immediately upon consummation of the restructuring. The preference shares are non-redeemable, non-voting shares that rank pari passu with ordinary shares of the new Company on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including the Company) may convert them if such conversion would result in the minimum public float of 75% that is required under the Hong Kong Stock Exchange Listing Rules not being met.

          Consummation of the restructuring agreement is subject to the fulfillment of a number of conditions including approval by Albatronics' creditors and shareholders and the Listing Committee of the Stock Exchange of Hong Kong and the receipt of other regulatory and court approvals. If such conditions are satisfied, the restructuring is expected to be consummated before the end of the second quarter of 2002.

     (ii) The Company expects to complete an investment transaction in 2002 for the acquisition of a 6% equity interest in TCL Holdings Corporation Ltd. ("TCL Holdings") for a consideration of approximately US$12 million. TCL Holdings is the parent company for the TCL Group of Companies, a PRC state-owned enterprise that has extensive sales and distribution channels in PRC. TCL Holdings' scope of business includes the import and export of raw materials, the design manufacturing and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products. Through this transaction both the Company and the TCL Group aim to create a strategic relationship which will allow the parties to support and coordinate with each other to expand and develop new business in the manufacturing and marketing of consumer electronic products, including telecommunication products in the growing domestic China market and globally.

ITEM 19   EXHIBITS.

        The following exhibits are filed as part of this annual report:


 Exhibit Number                                    Description
---------------                                    ------------

1.1 Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 2.1 of registrant's Form 20-F for the year ended
        December 31, 1998 filed with the SEC on March 31, 1999.)

4.1     Sale and Purchase Agreement of 5 bearer shares in Mate Fair Group
        Limited between Spin King Limited and Nam Tai Electronics, Inc. dated
        September 6, 2000. (5% Indirect Ownership in TCL Mobile). (incorporated by reference to Exhibit 4.5 of registrant's Form 20-F for the year ended
        December 31, 2000 filed with the SEC on March 21, 2001.)

4.2     Common Share Purchase Agreement between Leesha Holdings Limited and Nam
        Tai Electronics, Inc. dated September 19, 2000 for purchase of 500,000
        Deswell Industries Inc. common shares (incorporated by reference to Exhibit A of the Schedule 13D of registrant in relation to Deswell
        Industries, Inc. filed with the SEC on October 6, 2000).

4.3     Sale and Purchase Agreement of entire issued share capital of J.I.C.
        Group between J.I.C. Holdings (B.V.I.) Ltd., Mr. Joseph Li Shi Yuen, Mr.
        Chui Kam Wai and Nam Tai Electronics, Inc. dated September 26, 2000, including service agreements with Messrs. Li and Chui (incorporated by reference to Exhibit A of the Schedule 13D of Joseph Li Shi Yuen, Chui
        Kam Wai and J.I.C. Holdings (B.V.I) Limited filed with the SEC on
        November 7, 2000).

4.4 Nam Tai's Amended and Restated 1993 Stock Option Plan (incorporated by reference to the Amended and Restated 1993 Stock Option Plan of Nam Tai
        Electronics, Inc. as adopted August 18, 1993, amended December 15, 1993,
        January 12, 1996, and amended and restated April 26, 1999) included as part of Nam Tai's definite Proxy Statement for its 1999 Annual Meeting of Shareholders filed with the SEC as part of Nam Tai's Form 6-K on June
        24, 1999).

4.5     Nam Tai's 2001 Stock Option Plan (incorporated by reference to the 2001
        Stock Option Plan included as part of Nam Tai's Proxy Statement for its
        2001 Annual Meeting of Shareholders filed with the SEC as part of Nam
        Tai's Form 6-K on June 27, 2001)

4.6     Sale and Purchase Agreement for the 15th Floor of China Merchants Tower,
        Shun Tak Centre, Nos.168-200 Connaught Road Central, Hong Kong between
        Shun Tak Centre Limited and Nam Tai Group Management Limited dated March
        27th 2001.

4.7 Agreement on Proposal for the listing of JIC Group common shares on the Hongkong Stock Exchange dated January 14, 2002 between Nam Tai
        Electronics, Inc., J.I.C. Technology Company Limited, Albatronics (Far
        East) Company Limited (in liquidation) and Messrs. Toohey and Chung, the
        Joint Liquidators.

4.8     Letter dated September 24, 2001 between The Hongkong and Shanghai
        Banking Corporation Limited and the Company for a seven-year term-loan of $15,000,000.

4.9 Form of Indemnification Agreement entered into between the Company and each of its Director's as of the 9th day of July 2001.

8.1     Diagram of Company's subsidiaries.

23.1    Auditor's Consent. See page 81 of this report.

                                   SIGNATURES


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            NAM TAI ELECTRONICS, INC.



Date: March 15, 2002
                                           By: /s/ Joseph Li
                                               -----------------------------
                                               Joseph Li
                                               Chief Financial Officer

                     [DELOITTE TOUCHE TOHMATSU LETTERHEAD]




                         INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 333-73954, 333-27761, 333-58466, and 333-76940 of Nam Tai Electronics, Inc. on
Form S-8 and Registration Statements Nos. 333-36135 and 333-58468 of Nam Tai Electronics, Inc. on Form F-3 of our report dated March 15, 2002, appearing in this Annual Report on Form 20-F of Nam Tai Electronics, Inc. for the year ended December 31, 2001.




/s/ Deloitte Touche Tohmatsu



Hong Kong
March 15, 2002