Form 20-F/A
period 2002-12-31
NAM TAI ELECTRONICS INC
filed 2003-06-11
CIK 829365

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form 20-F/A

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

116 Main Street

2nd Floor
Road Town, Tortola
British Virgin Islands
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

      Indicate by check mark which financial statement item the registrant has elected to follow:     Item 17. ☐          Item 18. ☑

TABLE OF CONTENTS

PART I
Item 1. Identity of Directors, Senior Management and Advisors — Not applicable	2
Item 2. Offer Statistics and Expected Timetable — Not applicable	2
Item 3. Key Information	2
Item 4. Information on the Company	14
Item 5. Operating and Financial Review and Prospects	29
Item 6. Directors, Senior Management and Employees	48
Item 7. Major Shareholders and Related Party Transactions	52
Item 8. Financial Information	54
Item 9. The Listing	58
Item 10. Additional Information	59
Item 11. Quantitative and Qualitative Disclosure about Market Risk	68
Item 12. Description of Securities Other than Equity Securities — Not applicable	68

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies — Not applicable	69
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Not applicable	69
Item 15. Controls and Procedures	69
Item 16. [Reserved]	69

PART III
Item 17. Financial Statements — Not applicable	70
Item 18. Financial Statements	70
Item 19. Exhibits	71
SIGNATURES AND CERTIFICATIONS
Consents of Independent Accountants (to incorporation of their report on Financial Statements into the Company’s Registration Statements on Forms F-3 and S-8)

      This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled Risk Factors under Item 3. — Key Information.

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

	Year ended December 31,

	1998	1999	2000	2001	2002

		(in thousands except per share data)
Consolidated statements of income data:
Net sales — third parties	$101,649	$145,054	$207,456	$212,934	$228,167
Net sales — related party	—	—	6,232	21,072	7,849

Total net sales	101,649	145,054	213,688	234,006	236,016
Cost of sales	76,939	120,074	182,096	203,974	197,956

Gross profit	24,710	24,980	31,592	30,032	38,060
Operating costs and expenses:
Selling, general and administrative	13,246	14,913	17,646	21,974	17,983
Research and development	1,691	2,624	3,489	2,954	2,686
Impairment of goodwill	—	—	—	—	339
Non-recurring expense (income)	1,445	(848)	—	—	—

Total operating expenses	16,382	16,689	21,135	24,928	21,008

Income from operations	8,328	8,291	10,457	5,104	17,052
Equity in income (loss) of affiliated companies	534	1,146	(189)	1,867	10,741
Equity in loss of an unconsolidated subsidiary	(1,708)	—	—	—	—
Other income (expense) — net	5,687	2,494	13,853	2,709	(6,043)
Interest expense	(1)	(192)	(165)	(178)	(790)
Provision for/write off of investment in an unconsolidated subsidiary	(8,271)	(1)	—	—	—

Income before income taxes and minority interests	4,569	11,738	23,956	9,502	20,960
Income taxes (expense) benefit	(1,040)	60	33	(227)	(773)

	Year ended December 31,

	1998	1999	2000	2001	2002

		(in thousands except per share data)
Income before minority interests	3,529	11,798	23,989	9,275	20,187
Minority interests	—	—	12	(230)	(164)

Net income	$3,529	$11,798	$24,001	$9,045	$20,023

Earnings per share:
Basic	$0.34	$1.26	$2.63	$0.88	$1.89

Diluted	$0.34	$1.25	$2.56	$0.87	$1.86

Weighted average shares:
Basic	10,317	9,328	9,114	10,274	10,571

Diluted	10,351	9,417	9,375	10,393	10,736

	At December 31,

	1998	1999	2000	2001	2002

	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$71,215	$54,215	$58,896	$58,676	$82,477
Working capital	77,539	61,265	89,568	83,982	87,408
Property, plant and equipment — net	32,445	44,717	44,599	70,414	75,914
Total assets	147,228	158,747	208,370	224,573	275,086
Short-term debt, including current portion of long-term debt	329	6,949	1,523	3,687	14,970
Long-term debt, less current portion	—	—	—	12,860	2,812
Total debt	329	6,949	1,523	16,547	17,782
Shareholders’ equity	127,696	125,568	162,364	169,351	202,128

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

      The electronics manufacturing services we provide are available from many independent sources as well as from our current and potential customers with in-house manufacturing capabilities. Our EMS competitors include Celestica, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation. Our principal competitors in the manufacture of our traditional product lines of calculators, personal organizers and linguistic products include Kinpo Electronics, Inc. and Inventec Co. Ltd. We have numerous competitors in the telecommunication, subassemblies and components product lines, including Philips, Samsung and Varitronix. Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do. As a result, we may be unable to compete successfully with these organizations in the future.

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

      We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, the Cayman Islands, Hong Kong and China. Our administrative offices are located in Hong Kong. We manufacture all of our products in China. As of December 31, 2002, approximately 72% of the net book value of our total fixed assets is located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, China and Southeast Asia. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

      Historically, our sales and operating results have been affected by seasonality. Sales of calculators, personal organizers and linguistic products are typically higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, our consumer services for electronics products have historically been lower in the first quarter from both the closing of our factories in China for the Chinese New Year holidays and the general reduction in sales following the holiday season. These sales patterns may not be indicative of future sales performance.

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

      On March 11, 2003, we were served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.) (the “Rocco Action”). Plaintiff in the Rocco Action purports to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 14, 2003. In addition to Nam Tai, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.) (the “Steigler Action”) (together with the Rocco Action, the “Actions”). We have not yet been served in the Steigler Action. Plaintiff in the Steigler Action purports to represent a putative class of persons who purchased Nam Tai’s common stock during the period December 13, 2002 through February 14, 2003. One director is also named as a defendant in the Steigler Action. Plaintiffs in the Actions assert claims under Section 10(b) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class periods relating to accounting issues arising from the JIC reverse merger. The plaintiff in the Rocco Action also appears to allege that Nam Tai failed to make timely disclosures concerning certain pending litigation related to a British Virgin Islands company known as Tele-Art. The Actions are in their preliminary stages, Nam Tai believes it has meritorious defenses and it intends to defend vigorously. Nam Tai is aware of no other actions that have been filed which relate to these matters. The ultimate outcome of this litigation cannot be presently determined. However, this litigation could be very costly and divert our management’s attention and resources. In addition, we have no insurance covering our liability, if any, or that of our officers and directors, and we will have to pay the costs of defense. Any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could materially and adversely affect our business and operating results.

We are dependent on certain members of our senior management.

      We are substantially dependent upon the services of Mr. Tadao Murakami, our Chairman of the Board of Directors, Mr. Joseph Li, our Chief Executive Officer, and, Mr. M. K. Koo, our Chief Financial Officer. We have employment agreements with each of Mr. Murakami and Mr. Koo. Mr. Murakami’s employment may be terminated immediately and, pursuant to Mr. Koo’s agreement, his employment may be terminated upon short notice. We also have entered into a Services Agreement with Mr. Li, which expires in October 2003. Mr. Li’s Services Agreement provides that he may not compete with our business nor solicit customers or employees for a period of 36 months following termination for any reason under the Services Agreement. Neither Mr. Koo’s nor Mr. Murakami’s agreement has comparable provisions, and once Mr. Li’s Service Agreement expires, and, if not renewed, Mr. Li will not be subject to the non-competition and non-solicitation provisions. Accordingly, each officer may engage in a business that is in competition with us after his termination, which may have a material adverse effect on our business and operating results. We maintain no key person insurance on these individuals. The loss of the services of any of these officers could have a material adverse effect on our business and operating results.

We may be unable to succeed in recovering on our judgment debts against Tele-Art.

      We have two judgments in our favor against Tele-Art, Inc. awarded by The High Court of Justice in the British Virgin Islands for approximately $35.0 million plus interests and costs. Because Tele-Art, Inc. is in liquidation, we may not realize the entire amount of our judgments, and the actual amount of the recovery, if any, is uncertain and dependent on a number of factors. We may incur substantial additional costs in pursuing our recovery, and such costs may not be recoverable.

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

We may not pay dividends in the future.

      Although we have declared dividends during each of the last nine years, we may not be able to declare them or may decide not to declare them in the future. Our China subsidiaries are required to reserve 10% of profits for future development, which may affect our ability to declare dividends. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future, we may not continue them in any future period.

Risks Related to Our Operations in China and Hong Kong

      Our manufacturing facilities are located in China and our principal subsidiaries and several of our customers and suppliers are located in Hong Kong and China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China and Hong Kong, which are discussed in more detail below.

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

      We do not own the land on which our factories in China are located. We occupy our principal manufacturing facilities under land use agreements with agencies of the Chinese government and we occupy other facilities under lease agreements with peasant collectives or other companies. The performance of these agreements and the operations of our factories are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor these agreements or an adverse change in the law governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The Chinese government has enacted laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, its experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

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

      From time to time, we have attempted to hedge our currency exchange risk. We recorded charges of $304,000 in 2000 and $566,000 in 1999 on the write-off of option premiums purchased as a hedge against the appreciation of the Japanese yen and the decline of the Hong Kong dollar, respectively. We did not engage in currency hedging transactions for fiscal year 2002. We have experienced in the past and may experience in the future losses as a result of currency hedging.

Political and economic instability in Hong Kong could harm our operations.

      Some of our principal subsidiaries’ offices and several of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was resumed by China effective July 1, 1997. Since then, Hong Kong has become a Special Administrative Region of China, enjoying a high degree of autonomy except for foreign and defense affairs. Moreover, China’s political system and policies are not practiced in Hong Kong. Under the principle of “one country, two systems,” Hong Kong maintains a legal system that is based on the common law and is different from that of China. It is generally acknowledged as an open question whether Hong Kong’s future prosperity in its role as a hub and gateway to China after China’s recent accession to the World Trade Organization (introducing a market liberalization in China) will be diminished. The continued stability of political, economic or commercial conditions in Hong Kong remains uncertain, and any instability could materially and adversely impact our business and operating results.

The spread of severe acute respiratory syndrome may have a negative impact on our business and operating results.

      There has been a recent outbreak of severe acute respiratory syndrome, or SARS, in Hong Kong and southern China, where our operations are located. This outbreak is being investigated by the World Health Organization, among other health agencies. To date, we are not aware of any of our employees having contracted this illness and have had no plant shutdowns due to workers being suspected of infection with SARS. For the personal safety of our employees, we have directed our employees to minimize business travel and we have distributed respiratory masks to our employees. We are continuing to monitor the possible implications of the SARS outbreak but at this time it is difficult to quantify the future impact on our business. For example, the SARS outbreak could result in quarantines or closures to some of our factories if our employees are infected with SARS and ongoing concerns regarding SARS, particularly its effect on travel, could negatively impact our China-based customers and suppliers and our business and operating results.

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

      At March 31, 2003, members of our management and board of directors as a group beneficially owned approximately 46% of our common shares. As a result, acting together they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

Risks Related to Our Foreign Private Issuer Status

It may be difficult to serve us with legal process or enforce judgments against our management or us.

      We are a British Virgin Islands holding corporation having our principal subsidiaries in Hong Kong. We have appointed Stephen Seung, 2 Mott St., Suite 601, New York, New York 10013 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. However, outside the United States, it may be difficult for investors to enforce judgments against us obtained in the United States in any of these actions, including actions based upon civil liability provisions of the Federal securities laws. In addition, all of our officers and most of our directors reside outside the United States and all of our assets, and the assets of those persons who reside outside of the United States, are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against those persons or us judgments obtained in United States courts grounded upon the liability provisions of the United States securities laws. There is substantial doubt as to the enforceability against us or any of our directors and officers located outside of the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely on the civil liability provisions of the securities laws of the United States.

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

      Our board of directors may amend our Memorandum and Articles of Association without shareholder approval to create from time to time and issue one or more classes of preference shares (which are analogous to preferred stock of corporations organized in the United States). While currently no preference shares are issued or outstanding, we may issue preference shares in the future. Future issuance of preference shares could materially and adversely affect the rights of the holders of our common shares or delay or prevent a change of control.

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

Item 4.     Information on the Company

History and Development of Nam Tai

      Nam Tai Electronics, Inc. was founded in 1975 by M.K. Koo, Nam Tai’s Chief Financial Officer and a member of the Board of Directors, as an electronic products trading company based in Hong Kong. We shifted our focus to manufacturing of electronic products in 1978. We moved our manufacturing facilities to the People’s Republic of China, or China, in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, China in order to capitalize on opportunities offered in Southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. Our principal design and manufacturing operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Some of our principal subsidiaries’ offices are located in Hong Kong, which provides us access to Hong Kong’s infrastructure of communication and banking and facilitates management of our China operations and transportation of our products out of China through the port of Hong Kong.

      Our corporate administrative matters are conducted in the British Virgin Islands through its registered agent, McW. Todman & Co., McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin

Islands. Our agent for service of process in the United States is Stephen Seung, 2 Mott Street, Suite 601, New York, New York 10013. Our principal executive offices are located in the British Virgin Islands at 116 Main Street, 2nd Floor, Road Town, Tortola, British Virgin Islands, and its telephone number is (284) 494-7752.

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

      In September 2000, we acquired for $2.0 million a 5% indirect equity interest in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd., or together known as TCL Mobile, through the acquisition of 25% of the outstanding shares of Mate Fair Group Limited, or Mate Fair, an investment holding company owning a 20% shareholding interest in the communications companies. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in China and overseas markets. In October 2002, we began to provide TCL Mobile with mobile LCD modules used in its mobile phones. However, sales to TCL Mobile were not material for the year ended December 31, 2002. In January 2002, we acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.), the parent of the TCL Group of companies, for approximately $12.0 million. In November 2002, Mate Fair Group Limited sold a portion of its equity interest in Huizhou TCL Mobile Communication Co., Limited for which we received proceeds of approximately $10.4 million, reducing our indirect equity interest (held through Mate Fair Group Limited) in TCL Mobile to approximately 3%. In November 2002, we invested $5.1 million in 3% convertible notes of TCL International Holdings Limited that are due in November 2005. TCL International Holdings Limited is another company in the TCL Group and is publicly listed on the Hong Kong Stock Exchange.

      In October 2000, we completed the acquisition of the J.I.C. Group (BVI) Limited, or the JIC Group. The JIC Group is engaged in the manufacture and marketing of transformers and LCD panels, a key component for a variety of consumer electronic products. Of the purchase price of $32.8 million, we paid $11.0 million in cash and issued 1.16 million of our common shares.

      In January 2002, we entered into a transaction, which resulted in the listing of a company holding JIC Group’s business on the Hong Kong Stock Exchange. To effect the transaction, we entered an agreement with the liquidators of Albatronics (Far East) Company Limited, whose shares had been listed on the Hong Kong Stock Exchange and which was placed into voluntary liquidation in August 1999. Under the agreement we agreed to transfer the JIC Group into J.I.C. Technology Company Limited, a new company, for a controlling interest in J.I.C. Technology Company Limited. Albatronics’ listing status on The Stock Exchange of Hong Kong Limited was withdrawn and J.I.C. Technology Company Limited was listed on The Stock Exchange of Hong Kong Limited free from the liabilities of Albatronics. For our contribution to J.I.C. Technology Company Limited, we received a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock, respectively, of companies organized under U.S. law and which upon their full conversion, could result in us, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of J.I.C. Technology Company Limited. On June 4, 2002, the reverse merger was completed and all the shares of Albatronics were transferred to the liquidators for a nominal consideration. The preference shares are non-redeemable, non-voting shares that rank pari passu with ordinary shares of J.I.C. Technology Company Limited on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including Nam

Tai) may convert them if such conversion would result in the minimum public float of 25% that is required under the Hong Kong Stock Exchange Listing Rules not being met.

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

      Our major capital expenditures in 2001 included:

•	$13.0 million for the purchase and interior improvements on 24,200 square feet of contiguous prime office space at Shun Tak Centre in the Central district of Hong Kong,

•	$6.4 million for the purchase of new staff residences in Hong Kong,

•	$5.5 million for the construction and machinery for a new 138,000 square foot five-story factory building within the Company’s existing manufacturing complex,

•	$5.5 million for the purchase of new chip on glass production lines, and

•	$2.0 million for the expansion of the front end process for producing LCD panels.

      In order to expand production capacity, we also plan to build a new factory consisting of approximately 250,000 square feet adjacent to our principal manufacturing facilities in Shenzhen, China. Planning for the project began in January 2003 and we expect construction to be completed by the end of the second quarter in 2004. We have budgeted $40.0 million to cover the cost of construction and fixtures and equipment for the new factory. We plan to finance these improvements to our manufacturing facilities from cash resources and banking facilities.

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

     Business Overview

      We are an electronics manufacturing and design services provider to a select group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Our largest customers include Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB and Texas Instruments Incorporated. Through our electronics manufacturing services, or EMS, operations, we manufacture electronic components and subassemblies, including liquid crystal display, or LCD, panels, transformers, LCD modules and radio frequency, or RF, modules. These components are used in various electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including palm-sized PC’s, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

      We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products or electronic subassemblies and post-assembly testing. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenue. We also provide original design manufacturing, or ODM, services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.

      We were founded in 1975 as an electronic products trading company based in Hong Kong and shifted our focus to manufacturing of electronic products in 1978. We moved our manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, China in order to capitalize on opportunities offered in Southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. Our principal manufacturing and design operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Some of our principal subsidiaries’ offices are located in Hong Kong, which provides us access to Hong Kong’s infrastructure of communication and banking and facilitates management of our China operations and transportation of our products out of China through the port of Hong Kong.

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

	Year ended
	December 31,

	2000	2001	2002

Epson Precision (HK) Ltd.	23.8%	29.9%	32.2%
Sony Ericsson Mobile Communications AB	N/A	*	16.9
Texas Instruments Incorporated	23.9	14.2	11.1
Sharp Corporation	14.7	*	*
Seiko Instruments Inc.	10.0	*	*

*	Less than 10% of our total net sales.

      Our largest OEM customers based on net sales during 2002 include the following (listed alphabetically):

Customer	Product

Advance Watch Co. (Far East) Ltd.	LCD panels for watches
Canon Electronic Business Machines (H.K.) Co. Ltd.	Electronic dictionaries and calculators
Casine Electronics Ind. Co.	LCD panels for calculators and clocks
Epson Precision (H.K.) Ltd.	LCD modules for cellular phones
Hitachi Ferrite Electronics Ltd.	Transformers
Hitachi Media Electronics Co. Ltd.	Transformers
Kanda Tsushin Kogyo Co Ltd (affiliate of Fujitsu)	Caller ID function phones
Maeda Global Net (HK) Co Ltd.	PCB modules for cellular phones
Nanox Ltd.	LCD panels for cordless phones and household appliances
Nishimura Musen Denki Co. Ltd.	Transformers
Optrex Corporation	Assemblies for LCD modules
Seiko Instruments Inc.	Electronic dictionaries
Sharp Corporation	Calculators, pocket computers and control panel modules
Sony Corporation	Electronic dictionaries
Sony Ericsson Mobile Communications AB	Mobile phone digital camera accessories
Stanley Electric (Asia Pacific) Ltd.	LCD panels for car audio devices
Texas Instruments Incorporated	Calculators
Toshiba Battery Company Ltd*	Rechargeable battery packs for cellular phones
Vtech Telecommunications Ltd.	LCD panels for phones
Zexus Technology Ltd.	LCD panels for watches

*	We sold rechargeable battery packs to Toshiba Battery Company Ltd., through a joint venture we had with this customer. We sold our interest in the joint venture to a Toshiba related company and ceased manufacturing rechargeable battery packs as of April 30, 2002.

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

Our Products

      The dollar amount (in thousands) and percentage of our net sales by business segment and product category for the years ended December 31, 2000, 2001 and 2002 were as follows:

	Year ended December 31,

	2000		2001		2002

	Dollars	Percent	Dollars	Percent	Dollars	Percent

Consumer Electronic Products:
Component assembly(1)	$103,288	48%	$121,751	52%	$103,625	44%
LCD consumer products	98,043	46	73,596	32	94,207	40
Software development services	2,073	1	2,701	1	2,923	1
LCD Panels and Transformers(2)
LCD panels	6,606	3	24,977	11	23,937	10
Transformers	3,678	2	10,981	4	11,324	5

	$213,688	100%	$234,006	100%	$236,016	100%

(1)	Included in component assembly are our sales from our manufacture of rechargeable battery packs through a joint venture we had with Toshiba Battery Co., Ltd. We sold our interest in the joint venture to a Toshiba related company and ceased manufacturing rechargeable battery packs as of April 30, 2002. Accordingly, revenue from sales of battery packs were not included after that date.

(2)	LCD panels and components consist of products manufactured and sold by our subsidiaries in the JIC Group. We acquired the JIC Group in 2000 and their sales were consolidated with ours beginning in October 1, 2000.

     Consumer Electronic Products

Component Assembly

      We manufacture the following subassemblies and components:

•	Color and monochrome LCD modules to display information as part of telecommunication products such as cellular telephones and telephone systems, appliances and office automation products, such as copiers and facsimile machines. Our LCD modules could be manufactured for use in most other hand-held consumer electronic devices, such as electronic games and digital cameras.

•	RF modules, which we began manufacturing in December 2002, for integration into cellular phones. These modules could be manufactured for use in most other hand-held consumer electronic products, such as PDAs, laptop computers and other products with wireless connectivity.

•	1.9 and 2.4 GHz high frequency cordless telephones, home feature phones, family radio systems and transceivers.

LCD Consumer Products

      The LCD-based consumer electronic products we manufacture are primarily finished products and include:

•	Digital camera accessories for use with the cellular telephones.

•	Electronic calculators that include basic function calculators, desktop display style, scientific and advanced graphic calculators.

•	Digital management devices that include personal digital assistants, or PDAs, and electronic personal organizers.

•	Linguistic products, including electronic dictionaries, spell checkers, and language translators.

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

Our Manufacturing and Assembly Capabilities

      We utilize the following production techniques:

•	Chip on Film. COF is an assembly method for bonding integrated circuit chips and other components onto a flexible printed circuit. This process allows for greater compression of the size of a product when assembled enabling the production and miniaturization of small form factor devices like cellular phones, PDAs, digital cameras and notebook PCs. At December 31, 2002, we had two COF machines. These machines connect the bump of LSI (Large Scale Integrated) driver onto FPC (Flexible Printed Circuit) pattern with ACF (Anisotropic Conductive Film), and mount chip resister cap components to FPC (Flexible Printed Circuit) through SMT (Surface Mount Technology) is available. These COF machines have the ability to pitch fine to 40 micrometers and a total production capacity of up to 400,000 chips per month.

•	Chip On Glass. COG is a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. At December 31, 2002, we had seven COG lines. These machines provide an LCD (Liquid Crystal Display) dimension of up to 200 millimeters (length) x 150 millimeters (width) x 2.8 millimeters (height), a process time per chip of five seconds, a pin pitch fine to 50 micrometers and a total production capacity of up to 2,600,000 chips per month.

•	Chip On Board. COB is a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. We use COB in the assembly of consumer products such as calculators, personal organizers and linguistic products. At December 31, 2002, we had 79 COB machines. These machines are fully automatic bonding machine and use ultrasonic mounting technology. The bonding time, pressure, power and each wire loop are under machine programmable control. These machines provide a high speed chip mounting time of per 2 millimeters wire per 0.25 second, a bond pad fine to 75 micrometers and a total production capacity of up to 4,000,000 per month.

•	Outer Lead Bonding. OLB is an advanced technology used to connect PCBs and large-scale integrated circuits with a large number of connectors. We use this technology to manufacture complex miniaturized products, such as high-memory PDAs. At December 31, 2002, we had three OLB machines. The machines include multi-pinned TCP LSIC (Tape Carrier Packaged Large Scale Integrated Circuit) bonding which is up to 280 pins, they also provide ultra thin assembly with module thickness to around one millimeter and high accuracy bonding with pin pitch 100 micrometers. The total production capacity is 12,000 per month.

•	Tape Automated Bonding with Anisotropic Conductive Film. TAB with ACF is an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. At December 31, 2002, we had seven systems of TAB with ACF machines. The machines provide process time of 25 seconds per component, a pin pitch fine to 200 micrometers and a total production capacity of up to 800,000 components per month.

•	Fine Pitch Heat Seal Technology. FPHS technology allows us to connect LCD displays to PCBs produced by chip on board and outer lead bonding that enable very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs. At December 31, 2002, we had eight machines utilizing FPHS technology. The machines provide a pin pitch fine to 260 micrometers and a total production capacity of up to 268,000 per month.

•	Surface Mount Technology. SMT is a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as electronic linguistic devices. At December 31, 2002, we had 16 SMT productions lines. The production time per chip ranges from 0.1 second per chip to 0.8 second per chip and high precision ranging from +/-0.09 millimeter to +/-0.1 millimeter. The components size ranges from 0.6 millimeter (length) x 0.3 millimeter (width) to 55 millimeters (length) x 55 millimeters (width). BGA (Ball Grid Array) ball pitch is 0.5 millimeter and ball diameter is 0.2 millimeter. The total production capacity is 190,000,000 resistor capacitor chips per month.

•	Twisted Nematic LCDs. A TN type LCD is the most conventional and economical and is suitable for most common LCDs used in devices like calculators and watches. At December 31, 2002, we had two TN LCD lines. The lines use 360 millimeter by 400 millimeter glass sheets and have a total capacity of about 90,000 glass sheets per month.

•	Super-Twisted Nematic LCDs. STN-type LCDs allow for clearer visibility and wider viewing angle than TN-type LCDs. STN LCDs are suitable for use in devices like pocket games and PDA personal digital assistants. We began manufacturing these LCDs in the second quarter of 2002 and at December 31, 2002, we had one STN LCD line. It uses 360 millimeter by 400 millimeter glass sheets and has a capacity of about 40,000 to 50,000 glass sheets per month.

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

      All of our manufacturing facilities are certified under either ISO 9001 or ISO 9002 quality standards, the International Organization for Standardization’s or ISO highest standards, except for Namtai Electronic (Shenzhen) Co. Ltd., or NTSZ, one of our subsidiaries, which was certified under an ISO 9001 quality standard until March 2003 and is now awaiting renewal. The ISO is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which was the first quality system standard to gain worldwide recognition, requires a company gather, analyze, document, monitor and make improvements where needed. Our certification under an ISO 9001 quality standard demonstrates that our manufacturing operations meet the most demanding of the established world standards. Our principal manufacturing facilities are also certified under an ISO 14001 quality standard, which was published in 1996 to provide a structured basis for environmental management control.

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

      Once we and the OEM customer agree to the quotation for the development costs and the unit cost, we begin the product development if we are engaged to do so. This development period typically lasts less than six months, but may be longer if software design is included. During this time we complete all molds, tooling and software required to manufacture the product with the development costs generally borne by our customer. Recently, some of our customers have started to request that we bear responsibility for paying development costs. For some products, we bear the development costs if we believe that we can recover these costs through our manufacturing relationship. Upon completion of the molds, tooling and software, we produce samples of the product for the customer’s quality testing, and, once approved, commence mass production of the product. We expect to recover the development costs by the forging of a long-term customer relationship and through mass production.

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

      The EMS services we provide are available from many independent sources as well as from current and potential customers with in-house manufacturing capabilities. Our EMS competitors include Celestica, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation, Hon Hai Precision Industry Co., Ltd. and Solectron Corporation. Our principal competitors in the manufacture of our traditional product lines of calculators, personal organizers and linguistic products include Kinpo Electronics, Inc. and Inventec Co. Ltd. We have numerous competitors in the telecommunication, subassemblies and components product lines, including, Philips, Samsung and Varitronix.

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

      Our significant operating entities are described below:

  JIC Technology Company Ltd.

      JIC Technology was formed in the Cayman Islands in June 2002 in connection with a reverse merger with Albatronics (Far East) Company Limited, of which we owned slightly more than 50% of the outstanding capital stock. JIC Technology is listed on the Hong Kong Stock Exchange. We currently hold 75% of the ordinary shares of JIC Technology, and upon conversion of the preference shares we own, we would own approximately 94% of JIC Technology.

  J.I.C. Enterprises (Hong Kong) Ltd.

      JIC Enterprises, incorporated in Hong Kong, was established in 1983 and has been in the LCD business for almost 20 years. Originally a small trading company for LCD panels and electronics products, JIC Enterprises is now strategically focused on the sales and marketing of LCD panels and is responsible for customer relationship development.

  Jetup Electronic (Shenzhen) Co., Ltd.

      Jetup Electronic was incorporated in 1993 in China and handles the manufacturing and processing works of LCD panels through its factory plants in Baoan County, Shenzhen.

  Jieyao Electronics (Shenzhen) Co., Ltd.

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

  Nam Tai Telecom (Hong Kong) Company Limited

      Nam Tai Telecom (Hong Kong) Company Limited was established in Hong Kong in August 1999, emerging from a successful acquisition of a Korea based telecommunication business. Located in the same office building as Nam Tai Electronic & Electrical Products Limited, Nam Tai Telecom (Hong Kong) Company Limited develops and sells high frequency wireless telecommunication products and LCD modules.

  Zastron Electronic (Shenzhen) Company Limited

      Zastron Electronic (Shenzhen) Company Ltd. was organized as Zastron Plastic & Metal Products (Shenzhen) Ltd. in March 1992 as a limited liability company pursuant to the relevant laws of China. Zastron engaged in production of metallic parts and PVC plastic products, much of which is used in products manufactured in our principal manufacturing facilities. In August 2002, Zastron Plastic & Metal Products (Shenzhen) Ltd. changed its name to Zastron Electronic (Shenzhen) Co. Ltd. and the nature of business was expanded to include manufacturing of telecommunication products and LCD modules. In June 2002, Zastron’s equity interest was transferred from Nam Tai Electronic & Electrical Products Limited to Nam Tai Group Management Limited. In October 2002, Zastron’s silk screening business was transferred to Jieyao Electronics (Shenzhen) Co. Ltd. In December 2002, the equity interest of Zastron was transferred from Nam Tai Group Management Limited to Nam Tai Telecom (Hong Kong) Company Limited.

  Nam Tai Electronic & Electrical Products Limited

      Nam Tai Electronic & Electrical Products Limited was incorporated in November 1983 and became the holding company for Namtai Electronic (Shenzhen) Co. Ltd. in 1992. Marketing and customer relations are the main functions handled by Nam Tai Electronic & Electrical Products Limited.

     Namtai Electronic (Shenzhen) Co., Ltd.

      Namtai Electronic (Shenzhen) Co. Ltd. was established as Baoan (Nam Tai) Electronic Co. Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the relevant laws of China. The equity of Baoan (Nam Tai) Electronic Co. Ltd. was owned 70% by Nam Tai Electronic & Electrical Products Limited and 30% by a Chinese company. In 1992, the Chinese company transferred all of its equity interest in the contractual joint venture to Nam Tai Electronic & Electrical Products Limited and the company changed its name to Namtai Electronic (Shenzhen) Co. Ltd. Namtai Electronic (Shenzhen) Co., Ltd. became a wholly owned subsidiary of Nam Tai Electronic & Electrical Products Limited. Namtai Electronic (Shenzhen) Co., Ltd. is our principal manufacturing arm and is engaged in research and development, manufacturing and assembling our electronic products in China.

     Namtek Software Development Company Limited

      Namtek Software Development Company Limited was established in May 2002 and is a holding company for Shenzhen Namtek Co., Ltd.

     Shenzhen Namtek Co., Ltd.

      Shenzhen Namtek Co., Ltd. was organized in December 1995 as a limited liability company pursuant to the relevant laws of China. Shenzhen Namtek Co., Ltd. commenced operations in early 1996 developing and commercializing software for the consumer electronics industry, particularly for our customers and for products we manufacture or we will manufacture in the future. At December 31, 2002, Shenzhen Namtek employed approximately 70 software engineers and provides the facilities and expertise to assist in new product development and research, enabling us to offer our customers program design for microprocessors, enhanced software design and development services, and strengthening our ODM capabilities.

     Property, Plant and Equipment

      Our registered office and principal executive office in the British Virgin Islands is located at McNamara Chambers, P.O. Box 3342, Road Town, Tortola. Corporate administrative matters are conducted at this office through our registered agent, McNamara Corporate Services Limited. We neither own nor lease property in the British Virgin Islands. The table below lists the locations, square footage, principal use and lease expiration dates of the facilities used in our principal operations.

			Owned or lease
Location	Square Footage	Principal Use	expiration date(1)

Hong Kong	24,200	Offices	Owned(2)

Principal Manufacturing Facilities
Shenzhen, China	300,800	Manufacturing	2043
	39,380	Offices	2043
	231,943	Dormitories and cafeteria	2043
	6,596	Recreational	2043

Other facilities
Shenzhen, China	72,360	Manufacturing transformers	2009
	27,093	Dormitories	2009
	151,738	Manufacturing LCD panels	2007
	108,181	Dormitories	2007
	25,900	Silk screening operations	2007
	2,875	Dormitories	2007
Shekou, Shenzhen, China	6,650	Software development	2003
Shanghai, China	4,754	Software development	2005

(1)	Only the Chinese government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the Chinese government that gives us the right to use the land for 50 years. Based on our understanding of the practice as exists today, at the expiration of the land lease we may be given the right to renew the lease. However, at the end of the lease term, all improvement we have made will revert to the government. For our other facilities, we have entered into factory building lease agreements with peasant collectives or other companies for 10 years or less.

(2)	Although we own the office space, the land on which the building is located is subject to a 75-year lease with the government that expires in 2055, with a right to renew for 75 more years.

      In order to expand production capacity, we plan to build a new factory consisting of approximately 250,000 square feet on portions of the vacant land adjacent to our existing factory complex in Shenzhen, China. Planning for the project began in January 2003 and we expect it to be completed by the end of the second quarter in 2004. We have budgeted $40.0 million to cover the cost of construction and fixtures and equipment for the new factory. We currently plan to finance these improvements to our manufacturing facilities from cash resources and banking facilities.

Hong Kong

      In 2001, our Hong Kong offices were relocated to 15/F., China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road, Central, Hong Kong. The office is conveniently located above the ferry terminal and beside the highway, permitting easy transportation by sea or by land to and from the manufacturing facilities in Shenzhen. The purchase and renovation of the 24,200 square feet of contiguous prime office space, including transaction fees, cost us $13.0 million.

      We own four residential flats in Hong Kong purchased for total consideration of $6,016,000. These properties are occupied by senior management and form part of their compensation.

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

      In July 1999, we purchased a vacant lot of approximately 280,000 square foot (approximately 6.5 acres) vacant lot bordering our current manufacturing complex located in Shenzhen, China at a cost of approximately $1.2 million. We plan to build another factory consisting of approximately 250,000 square feet. Planning for the project began in January 2003 and we expect it to be completed by the end of the second quarter in 2004. We have budgeted $40.0 million to cover the cost of construction and fixtures and equipment for the new factory. We currently plan to finance these improvements to our manufacturing facilities from cash resources and banking facilities.

Transformer Factory

      Our transformer factory was leased in 1999 and has six floors of manufacturing space totaling about 72,360 square feet. The factory has an average monthly output of 2,534,335 units. The facility is under a ten-year lease that expires on October 31, 2009.

LCD Factory

      Our LCD factory was leased since 1997 and has over about 151,738 square feet of manufacturing space. The facility produces LCD panels to the specifications of our OEM customers and has an average monthly output of 10 to 12 million pieces. The lease of the facility will be expired on August 31, 2007.

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

      Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “expect,” “anticipate,” “believe,” “seek,” “estimate,” “intends,” “should,” or “may.” Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3. Key Information — “Risk Factors.” This section should be read in conjunction with our Consolidated Financial Statements included as Item 18 of this Report.

Operating Results

Overview

      We are an electronics manufacturing and design services provider to a select group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Our largest customers include Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB and Texas Instruments Incorporated. Through our electronics manufacturing services, or EMS, operations, we manufacture electronic components and subassemblies, including liquid crystal display, or LCD, panels, transformers, LCD modules and radio frequency, or RF modules. These components are used in various electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including palm-sized PC’s, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

      We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products, or electronic subassemblies and post-assembly testing. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenue. We also provide original design manufacturing, or ODM, services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.

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

      We did not suffer a material loss resulting from the cancellation of OEM customer orders in 2000 or 2002. In 2001 however, we made an inventory provision of $3.8 million to cost of sales for slow-moving raw materials relating to cancelled, reduced or delayed orders. Subsequently, we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, resulting in a partial reversal of $2.0 million of the provision in 2002. Of the remaining $1.8 million of slow-moving inventory, $1.2 million was scrapped and $600,000 will be scrapped in the next six months.

Gross Margins

      Our gross margins and operating income generally improve during periods of high-volume and high-capacity utilization in our manufacturing facilities and decline during periods of low-volume and low-capacity utilization. Over the last several years our gross profit margins have declined substantially, from 24.3% in 1998, to 17.2% for 1999, to 14.8% for 2000, to 12.8% in 2001 and increasing to 16.1% in 2002. Before the $3.8 million inventory provision in 2001 and our subsequent partial reversal of $2.0 million of this provision in 2002 discussed above, our gross margin was 14.5% in 2001 and 15.3% in 2002.

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

Operating Realignment

      In 2001, we restructured certain of our operations to better align our manufacturing, engineering and administrative resources. Related to this restructuring, we incurred approximately $300,000 of costs related to employee severance charges that were included in cost of sales. We also incurred severance charges of approximately $700,000 related to the elimination of certain administrative positions that were included in selling, general and administrative expenses in that year.

      Due to the termination of the aforementioned employees, we anticipate that we will have yearly savings of approximately $1.7 million, although the benefit of these savings will be mitigated by the hiring of additional employees since the realignment and any future employees hired from time to time.

Income Taxes

      Our principal operations, which are conducted through subsidiaries, are in Hong Kong and China. We calculate the provision for current income taxes of our subsidiaries operating in Hong Kong for the years ended December 31, 2000, 2001, and 2002 by applying the current rate of taxation of 16% to the estimated taxable income earned in or derived from Hong Kong during the period.

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

      Our effective tax rates were 0%, 2%, and 4% for 2000, 2001, and 2002, respectively. The significant factors that cause our effective tax rates to differ from the applicable statutory rates of 15% were as follows:

	2000		2001		2002

Applicable statutory tax rates	15%		15%		15%
Effect of (income) loss for which no income tax benefit/ expense is receivable/ payable	(11%	)	0%		(4%	)
Tax holidays and incentives	(2%	)	(8%	)	(3%	)
Effect of PRC tax concessions, giving rise to no PRC tax liability	(2%	)	(6%	)	(10%	)
Others	0%		1%		6%

Effective tax rates	0%		2%		4%

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

      Alpha Star/JCT Wireless. In January 2003 we invested $10.0 million for a 25% equity interest in Alpha Star Investments Ltd., the ultimate parent of Hong Kong based JCT Wireless Technology Company Limited, or JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software and is using us to manufacture wireless communication terminals and their related RF modules.

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

      The following details the impact of our strategic investments on our income statements for each of the years ended 2000, 2001 and 2002:

		2000	2001	2002

		(in thousands)
Cost Investments
Included in other income:
Group Sense	Realized gain on disposal of investment, net	$9,435	$—	$—
Deswell	Realized gain on disposal of marketable securities	—	—	642
Deswell	Unrealized gain on marketable securities	433	1,568	—
Deswell	Dividend income received from marketable securities	165	525	114
Group Sense	Dividend income received from investment	23	—	—
TCL Corporation	Dividend income received from investment	—	—	803

		$10,056	$2,093	$1,559

Equity Investments
Included in equity in (loss) income of affiliated companies:
Shanghai Q&T Tech Co., Ltd
Share of results		$(93)	$—	$—
Amortization of goodwill		(28)	—	—
Provision for unamortized balance of goodwill		(86)	—	—

		$(207)	$—	$—

Mate Fair Group Ltd.
Share of results		$69	$2,020	$10,741
Amortization of goodwill		(51)	(153)	—

		18	1,867	10,741

Equity in (loss) income of affiliated companies		$(189)	$1,867	$10,741

Included in other income:
Group Sense	Gain on disposal of investment in an affiliated company	$1,346	$—	$—
Mate Fair	Release of unamortized goodwill of affiliated companies	—	—	(520)

		1,346	$—	(520)

		$1,157	$1,867	$10,221

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

      Based on the 2001 full year results of BPC, we estimate that the sale of BPC will result in a reduction of annual revenues of approximately $21.1 million and a reduction in profits of $1.3 million. We further estimate that the BPC sale will result in a reduction of annual operating expenses of approximately $600,000. Future cash flows from operations will decline by approximately $1.7 million a year.

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

JIC Group Minority Interest

      In June 2002, we arranged for the listing of the JIC Group on The Stock Exchange of Hong Kong Limited by way of a reverse merger with Albatronics. As a result, our effective interest in the JIC Group reduced from 100% to 92.9%. However, our interest in the JIC Group became publicly tradable shares on the Hong Kong Stock Exchange. In the second quarter of 2002, we accounted for the transaction by the creation of a minority interest and a comparable reduction in the value of the net assets of JIC. We discussed the accounting treatment of the JIC transaction in our consolidated financial statements for the six months ended June 30, 2002 with HLB Hodgson Impey Cheng, our auditor at the time. We believed, and HLB concurred, at the time we released our consolidated financial statements for the six months ended June 30, 2002 that our accounting treatment complied, where applicable, with the relevant generally accepted accounting principles of Hong Kong and the United States.

      During the third quarter, in connection with a transaction we were then considering, we were requested to engage Deloitte Touche Tohmatsu to review our interim operations for the six months ended June 30, 2002. On October 23, 2002, Deloitte Touche Tohmatsu communicated that, based on its review, the financial results for the six months ended June 30, 2002 may be materially misstated as a result of a departure from generally accepted accounting principles with respect to the absence of a $1.5 million goodwill charge relating to the creation of the 7.1% minority interest in our subsidiary, JIC. As a result, management and our Board of Directors again discussed the accounting treatment with HLB. Shortly thereafter, HLB resigned as our auditors for unrelated reasons described in “Change in Public Accountants”. In doing so, HLB provided us with no additional information as to the appropriate accounting treatment for the $1.5 million goodwill in question and suggested that the issue would most appropriately be addressed by the independent auditors that succeeded them.

      We brought the issue to the attention of Grant Thornton, whom we had retained as our independent auditors in December 2002. Based on the advice of HLB, our auditor at the time, we believed that our original accounting was accurate. However, upon consultation with Grant Thornton, we determined to include a charge of $1.5 million in other income/(expense), net in 2002. We then decided to revise our previously issued financial information issued in the second quarter of 2002 in order to reflect the charge for the 7.1% JIC minority interest, which we announced in a press release issued before the market opened on February 18, 2003.

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

      Consumer Electronics Products. Our CEP segment is primarily engaged in the manufacture and assembly of electronic components, subassemblies and finished products for OEMs of electronic and telecommunications products. The electronic components and subassemblies that our CEP segment produces are primarily LCD modules used in a wide variety of consumer electronic products including cellular phones, personal digital assistants, or PDAs, digital cameras, handheld video game devices and microwave ovens. In December 2002, our CEP segment also began producing RF modules, used in cellular phones and other electronic devices with wireless features. The finished products that our CEP segment assembles include digital camera accessories for cellular phones, handheld electronic calculators, dictionaries and linguistic products. Within our CEP segment, we also provide software development services to our OEM customers.

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

Revenue Recognition

      We recognize revenue from product sales in accordance with Staff Accounting Bulletin (SAB) No. 101 “Revenue Recognition in Financial Statements”. SAB No. 101 requires that revenue be recognized when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	Price to the customer is fixed or determinable, and

•	Collectibility is reasonably assured.

      Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectibility is assured. Generally, we do not provide our customers with the right of return (except for quality), price protection, rebates or discounts. There are no customer acceptance provisions associated with our products, other than for quality. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

Inventory Reserves

      Our inventories are stated at the lower of cost or market value. We determine cost on the first-in, first-out basis. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand, as well as many other lower of cost or market considerations. We make provisions for estimated excess and obsolete inventory based on our regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. Generally, the

Company orders inventory from its suppliers based on firm customer orders for product that is unique to each customer. The inventory is utilized in production as soon as all the necessary components are received. The only reason that inventory would not be utilized within six months is if a specific customer cancelled an order. As the inventory is typically unique to each customer’s product it is unusual for the Company to be able to utilize the inventory for other customers’ product. Therefore, the Company’s policy is to provide for all inventories, other than electronic parts and LCDs, that remain unused for six months. Prior to providing for inventory over six months old, management will determine if the inventory can be utilized in other products. We do not generally provide for electronic parts and LCDs as these customers are held to their purchase commitments. If actual market conditions or our customers’ product demands are less favorable than those projected, additional provisions may be required. Our current reserve for slow-moving or obsolete raw materials is $1.5 million. We did not make any material provisions relating to inventory for 2002.

      We derive information concerning our customers’ inventory levels through constant communications with our significant customers. Customers that see indications of high inventory levels will communicate this fact to us and we will attempt to delay our production if we are able to reduce our own order commitments. Our ability to reduce orders from suppliers depends on the terms, conditions and timing of the request.

      In 2001, we made an inventory provision of $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders. However, subsequently, we were able to use some of these raw materials in production in 2002 or we received compensation for the unused raw materials from certain of our customers, resulting in a partial reversal of $2.0 million of the provision in 2002. Of the remaining $1.8 million of slow-moving inventory, $1.2 million was scrapped and $600,000 will be scrapped in the next six months.

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

      In June 2001, the Financial Accounting Standard Board (the “FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. This statement provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment at the reporting unit level on an annual basis. A reporting unit is an operating segment or one level below an operating segment (i.e. a component) as defined in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Through May 2002, we operated in two reporting units, which were the operating segments of “CEP” and “LPT”. Beginning in June 2002 we segregated our LPT segment into two reporting units: LCD panels and transformers.

      The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.

      SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. We adopted SFAS No. 142 on January 1, 2002. Upon adoption of SFAS No. 142, we evaluated goodwill for impairment at the reporting unit level and determined that there was no impairment at January 1, 2002. Later in 2002, we determined that goodwill was impaired by $339,000 related to Micro Business Systems Industries Company Limited (“MBS”). All remaining and future acquired goodwill will be subject to an annual impairment test on December 31st of each year or earlier if indications of a potential impairment exist. As of December 31, 2002, we completed our annual impairment evaluation and determined that there was no impairment.

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

Investments

      We apply the equity method of accounting for investments in affiliates when we have a 20% to 50% interest in those entities. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these entities, which results in our recording corresponding earnings or losses in our income statement. Nonmarketable investments in which we have a less than 20% interest and in which we do not have the ability to exercise significant influence over the investee are accounted for using the cost method and are initially recorded at cost and periodically reviewed for impairment. Income from these investments are recognized to the extent of dividends received and gains or losses are recognized upon disposition or impairment of the investments.

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

Year ended December 31, 2002 Compared to Year ended December 31, 2001

      Net Sales. Our net sales remained flat, increasing by 0.9%, to $236.0 million for 2002 compared to $234.0 million for 2001. Sales in the CEP segment increased by 1.4% to $200.8 million for 2002 compared to $198.0 million for 2001. The primary reason for the increase was sales of digital camera accessories for cellular phones that we first produced in 2001 of approximately $39.8 million in 2002 compared to only $3.2 million in 2001, an increase of $36.6 million. This increase was partially offset by the sale of our joint venture interest in BPC (Shenzhen) Co., Ltd. to a Toshiba related company on April 30, 2002 resulting in a decrease of our sales of approximately $13.2 million in 2002 as compared to sales in 2001. We also experienced decreased sales in 2002 of calculators, personal digital assistants and linguistics products and LCD modules of $9.6 million, $6.7 million and $3.5 million, respectively, as compared to levels in 2001. We believe that these decreases resulted from pricing pressures and the completion of the lifecycle or obsolescence of certain of these products that were not replaced by comparable devices.

      Sales in the LPT segment decreased by 1.9% to $35.3 million for 2002 compared to $36.0 million for 2001. The primary reason for the decrease in sales was the reduction in LCD panel selling price caused by market competition partially offset by an increase in the number of LCD panels sold.

      Gross Profit. Our gross profit increased by 26.7%, to $38.1 million for 2002 from $30.0 million for 2001. Our gross profit margin also increased in 2002 to 16.1% from 12.8% in 2001. Before the inventory provision of $3.8 million in 2001 for slow-moving raw materials relating to cancelled, returned or delayed orders and our subsequent reversal of $2.0 million of this provision in 2002 discussed below, our consolidated gross margin was 14.5% in 2001 and 15.3% in 2002.

      Gross profit in the CEP segment increased 43.7% to $33.3 million, or 16.6% of net sales, for 2002 compared to $23.2 million, or 11.7% of net sales, for 2001. The primary reason for this increase was our inventory provision in 2001 of $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders within the CEP segment that was recorded in our cost of sales. In 2002, we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, resulting in our partial reversal of $2.0 million of the provision to cost of sales in 2002. For the inventory that we were able to use, we sold the related products to customers at our normal prices. We did not establish a new cost basis for the inventory as it was not written-off, but rather reserved for. Before the inventory provision of $3.8 million in 2001 and our subsequent reversal of $2.0 million of this provision in 2002, our gross margin for the CEP segment was 13.6% in 2001 and 15.6% in 2002. Also contributing to the increase in gross profit in 2002 is a $300,000 non-recurring charge to our cost of sales in 2001 related to employee severance charges for direct labor in the CEP segment. In addition to these specific factors, our gross profit increased in 2002 due to our ability to negotiate advantageous price terms with certain of our suppliers and our focus on reducing overhead costs.

      Gross profit in the LPT segment decreased 30.7% to $4.8 million, or 13.5% of net sales, for 2002 compared to $6.8 million, or 19.0% of net sales, for 2001 as a result of lower selling prices for LCD panels driven by increased competition as well as increased depreciation charges in relation to a new STN LCD panel line that commenced operations in June 2002.

      Selling, general and administrative expenses. SG&A expenses for 2002 decreased approximately $4.0 million to $18.0 million, or 7.6% of net sales, from $22.0 million, or 9.4% of net sales, in 2001.

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

      Our SG&A expenses include provisions for bad debt expenses, which provision increased from $86,000 in 2001 to $138,000 in 2002. On a segment basis, the provision for bad debt expenses increased in the CEP segment from $55,000 in 2001 to $89,000 in 2002 and increased in the LPT segment from $31,000 in 2001 to $49,000 in 2002. Our allowance for doubtful accounts increased from $31,000 in 2001 to $122,000 in 2002. On a segment basis, our allowance increased in the CEP segment from zero in 2001 to $35,000 in 2002 and increased in the LPT segment from $31,000 in 2001 to $87,000 in 2002. Our policy for the allowance for doubtful amounts is to provide for all invoices that are 30 days overdue from their original credit terms and for which settlement is not assured. The increase in the allowance was due to the increase in accounts receivable and a resulting increase in our general provision and a delay in payment from some customers.

      Research and development expenses. Research and development expenses for 2002 decreased to $2.7 million, or 1.1% of net sales, from $3.0 million, or 1.2% of net sales, in 2001. On a segment basis, research and development expenses decreased in the CEP segment by $584,000, or 21.3%, due to a reduction in related staff, which was partially offset by an increase in the LPT segment of $316,000 in relation to the addition of a new STN LCD line for the development of new products, including LCD panels for TCL Mobile.

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

      Other Income/(Expense), net. Other expense, net, during the year ended December 31, 2002 was $6.0 million. This amount included expenses of $5.2 million for our provision of legal contingencies related to the liquidation of Tele-Art Inc., $2.7 million of loss related to the creation of a minority interest in our JIC Group subsidiary, including the release of unamortized goodwill, $1.4 million of legal and professional fees related to the JIC minority interest transaction, $610,000 of finance charges related to the early repayment of a $12.9 million fixed term loan, $520,000 for release of unamortized goodwill of affiliated companies - Mate Fair, $307,000 of finance charges and $771,000 of miscellaneous expenses primarily related to non-operating legal fees. These expenses were partially off set by gains of $3.3 million related to the partial recovery of a judgment debt in the Tele-Art case, net of expenses, $917,000 of dividend income primarily from our indirect investment in TCL Corporation $799,000 of interest income and $642,000 of realized gain from the disposal of marketable securities. The costs of defending the recently announced securities class action litigation could substantially increase our expenses in future periods and any adverse determination could be significant.

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

      Minority Interest. Minority interest decreased $66,000, or 28.7%, to $164,000 in 2002 from $230,000 in 2001. Minority interest in 2002 included $107,000 from the minority shareholders’ share of profits of BPC from January 1, 2002 through April 30, 2002, the date we sold BPC and $57,000 from the minority shareholders’ share of profits of JIC Group from June 4, 2002, the date of listing on the Hong Kong Stock Exchange, through December 31, 2002. Minority interest in 2001 represented an entire year of the minority shareholder’s share of BPC’s profit.

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

      Gross Profit. Our gross profit decreased 4.9% to $30.0 million for 2001 from $31.6 million for 2000. Our gross margin also decreased in 2001 to 12.8% from 14.8% in 2000. Our inventory provision of $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders by our customers is the primary reason for the decline in our gross profit and gross margin. Before this charge, our gross margin in 2001 was 14.5%. Our shift in product mix towards more complex and capital intensive subassemblies and components, combined with a reduction in sales of higher margin finished goods such as calculators, also contributed to the decline in our gross profit in 2001. Pricing pressure caused by the increasingly competitive environment for electronic products was another factor in our gross profit decline. Our cost of sales for 2001 also included $300,000 related to severance payments for direct labor employees who were terminated as part of our restructuring activities in that period.

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

      Income from Operations. Income from operations decreased by approximately $5.4 million to $5.1 million, or 2.2% of sales, for 2001 compared to $10.5 million, or 4.9% of sales, for 2000. This decrease in operating income is attributable to the decrease in gross profit and our increase in SG&A expenses, as described above.

      Equity in Income of Affiliated Companies. Equity in income of affiliated companies was $1.9 million for 2001 compared to a loss of $189,000 for 2000. The gain in 2001 was primarily related to our indirect investment in TCL Mobile. Equity in loss of affiliated companies in 2000 was related to $18,000 gain from our indirect investment in TCL Mobile, that was made in September 2000, offset by the $207,000 loss on the write off of our investment in Shanghai Q&T Tech. Co., Ltd.

      Other Income (Expense), net. Other income, net decreased to $2.7 million for 2001 compared to $13.9 million for 2000. Other income in 2001 included unrealized gains on marketable securities of $1.6 million, interest income of $1.2 million, foreign exchange gains of $530,000, and dividend income received from marketable securities of $525,000 offset by the write-off of a non-trade receivable of $500,000, bank charges of $333,000 and miscellaneous expenses of $294,000. In 2000, other income was comprised primarily of gains related to sales of investments of $10.8 million and interest income of $3.3 million. The decrease in interest income from 2000 to 2001 was the result of lower cash balances and lower interest rates in 2001 compared to 2000.

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

      Net Income. Net income decreased by $15.0 million, or 62.3%; to $9.0 million or 3.9% of net sales, for 2001 compared to $24.0 million, or 11.2% of net sales for 2000. This resulted in diluted earnings per share for 2001 of $0.87 ($0.88 basic) compared to $2.56 ($2.63 basic) for 2000. The decrease in net income and earnings per share is the result of the decrease in gross profit, the increase in SG&A expense and the decrease in other income, as described above.

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

      Net cash provided by operating activities was $39.5 million in 2002. Cash provided by operating activities in 2002 was primarily attributable to net income of $20.0 million plus depreciation and amortization expense of $10.6 million, dividend income from affiliated companies of $10.5 million and the non-cash loss on the reverse merger transaction related to our JIC Group of $2.7 million, non-cash equity in income of affiliated companies of $10.7 million, release of unamortized goodwill of affiliated companies of $520,000, realized gain on marketable securities of $642,000 and non-cash gain on share redemption of $3.5 million. Our working capital related to operating activities also decreased driven by an increase of $17.0 million in accounts payable and accrued expenses and $10.1 million of proceeds from marketable securities offset by increases in accounts receivable of $8.5 million and inventory of $7.6 million.

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

      Net cash used in investing activities was $33.8 million in 2002. Cash used in investing activities was primarily related to our $12.0 million strategic investment in TCL Holdings Corporation and $5.1 million in convertible notes of TCL International Holdings Ltd. as well as capital expenditures of $18.5 million offset by proceeds of $1.7 million related to the disposal of our joint venture interest in BPC. Our capital expenditures in 2002 included a $12.3 million new STN LCD panel production line and $4.0 million for completion of the new factory expansion.

      Net cash used in investing activities was $35.4 million in 2001. Cash used in investing activities was primarily related to capital expenditures of $36.0 million offset by proceeds from the disposal of property, plant and equipment of $698,000. Our major capital expenditures in 2001 included:

•	$13.0 million for the purchase and interior improvements on 24,200 square feet of contiguous prime office space at Shun Tak Centre in the Central district of Hong Kong,

•	$6.4 million for the purchase of new staff residences in Hong Kong,

•	$5.5 million for the construction and machinery for a new 138,000 square foot five-story factory building within our principal manufacturing facilities,

•	$5.5 million for the purchase of new chip on glass production lines, and

•	$2.0 million for the expansion of the front end process for producing LCD panels.

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

      Except as discussed above there are no material transactions, arrangements and relationships with unconsolidated affiliated entities that are reasonably likely to affect liquidity.

Capital Resources

      As of December 31, 2002, we had $82.5 million in cash and cash equivalents, consisting of cash and short-term deposits compared to $58.7 million at December 31, 2001. Our short-term debt was $15.0 million and $3.7 million at December 31, 2002 and at December 31, 2001, respectively.

      At December 31, 2002, we had in place general banking facilities with two financial institutions aggregating $58.2 million. The maturity of these facilities is generally up to 90 days. These banking facilities are guaranteed by us and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. Interest rates are generally based on the banks’ reference lending rates. Our facilities permit us to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital. These facilities are subject to annual review and approval. As at December 31, 2002, we had utilized approximately $8.9 million under such general credit facilities and had available unused credit facilities of $49.3 million.

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

Recent changes in accounting standards

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS No. 143 also requires a company to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e. the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Companies are required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. We adopted SFAS No. 143 on January 1, 2003. We do not believe that its adoption will have a material effect on our financial position, results of operations, or cash flows.

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

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. We do not expect the adoption of SFAS 148 to have a material effect on our financial position, results of operations, or cash flows.

      In April 2003, the FASB issued SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts and hedging activities. SFAS No. 149 amends SFAS No. 133 for decisions made by the FASB as part of its Derivatives Implementation Group process. SFAS No. 149 also amends SFAS No. 133 to incorporate clarifications of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 are not expected to have a material impact on our financial position, results of operations, or cash flows.

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

Item 6.     Directors, Senior Management and Employees

Directors and Senior Managers

      Our current directors and senior management and their ages as of March 31, 2003 are as follows:

Name	Age	Position with Nam Tai

Tadao Murakami	59	Chairman of the Board and member of the Board of Directors
Joseph Li	51	Chief Executive Officer, President and member of the Board of Directors
M. K. Koo	58	Chief Financial Officer and member of the Board of Directors
O. Shik Kong	52	Managing Director of NTEE
Karene Wong	39	Vice-Managing Director of NTEE
Patinda Lei	36	Managing Director Nam Tai Telecom
L. P. Wang	46	Managing Director of Zastron Electronic
Kazuhiro Asano	51	Managing Director of Namtek Software
Seitaro Furukawa	61	Chairman of the Board of JIC Technology Company Limited
Ivan Chui	44	Managing Director of J.I.C. Enterprises (HK) Limited
Lorne Waldman	36	Secretary
Charles Chu	46	Member of the Board of Directors
Peter R. Kellogg	60	Member of the Board of Directors
Stephen Seung	56	Member of the Board of Directors

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

      O. Shik Kong. Mr. Kong assumed the position of Sales and Marketing Director of Nam Tai Group Management Limited in January 2003 and Managing Director of Nam Tai Electronic & Electrical Products Ltd. in April 2003. Mr. Kong is responsible for marketing and business development. Before joining Nam Tai, Mr. Kong had over 24 years of sales and marketing experience in electric, electronic and home appliance goods in LG Electronics. Mr. Kong served as the Vice President and General Manager of LG Electronics’ IT overseas sales division. Mr. Kong received his Bachelor of English Literature and International Business Administration from Korea University of Foreign Studies in Korea in 1978 and Master of Business Administration from Graduate School of Business, Kyungbuk National University in 2001.

      Karene Wong. Ms. Wong joined us in March 1989 and was promoted to Managing Director of our subsidiary Nam Tai Electronic & Electrical Products Ltd. on January 1, 2001 and in April 2003 became the Vice-Managing Director. Before joining us, Ms. Wong was Assistant to the Sales Manager at Wright Joint & Co. Ltd. Ms. Wong is responsible for our sales and marketing operations and supporting employee recruitment and training.

      Patinda Lei. Ms. Lei assumed the position of Managing Director of our subsidiary Nam Tai Telecom (Hong Kong) Company Limited since June 2002. Ms. Lei has worked with Nam Tai Group for eight years specializing in promoting, generating and monitoring sales revenues on various high-end electronics products. She graduated from the Science University of Tokyo in 1990, majoring in Industrial Engineering.

      L.P. Wang. Mr. Wang assumed the position of Managing Director of our subsidiary Zastron Electronic (Shenzhen) Co. Ltd. in August 2002. He has more than 23 years of experience in the electronics industry. He joined Nam Tai in 1997 as production engineering manager and was promoted to vice managing director in 2002. He was further promoted to managing director of Zastron Electronics (Shenzhen) Co. Ltd. in August of the same year. Prior to joining Nam Tai, Mr. Wang held several management positions in various companies in Taiwan and China. Mr. Wang graduated from Chinese Military Academy in Taiwan.

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

      Seitaro Furukawa. Mr. Furukawa assumed the position of Chairman of the Board and Managing Director of our subsidiary J.I.C. Technology Company Limited in March 2002. He has extensive experience in international operational management. He held management positions in the Japan offices of General Electric, Admiral International Company and Thompson CSF. After joining the J.I.C. Group in 1992 as a managing director, he assumed responsibility for production management and monitoring daily operations of the LCD plant in Shenzhen. Mr. Furukawa received his Bachelor of English Literature degree from Aoyama University in 1965 and his Bachelor of Technology and Metallurgy degree from Kogakuin University in 1967.

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

      Charles Chu. Mr. Chu originally served as a Director from November 1987 to September 1989. He was reappointed a Director in November 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on our audit committee. Mr. Chu received his Bachelor of Laws degree and Post-Graduate Certificate of Laws from the University of Hong Kong in 1980 and 1981, respectively.

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

Options of Directors and Senior Management

      The following table provides information concerning options owned by our current Directors and Senior Management at March 31, 2003.

	Number of
	common shares	Exercise
	subject to	Price ($)	Expiration
Name	options	per share	Date

Tadao Murakami	40,000	13.94	3/16/2004
	25,000	19.85	4/30/2005
Joseph Li	20,000	19.85	4/30/2005
M. K. Koo	40,000	14.50	6/22/2004
	39,000	19.85	4/30/2005
O. Shik Kong	—	—	—
Karene Wong	10,000	19.85	4/30/2005
Patinda Lei	3,000	13.94	3/16/2004
	10,000	19.85	4/30/2005
L. P. Wang	10,000	19.85	4/30/2005
Kazuhiro Asano	—	—	—
Seitaro Furukawa	10,000	19.85	4/30/2005
Ivan Chui	10,000	19.85	4/30/2005
Lorne Waldman	5,000	19.85	4/30/2005
Charles Chu	5,000	16.38	6/8/2003
	5,000	14.50	6/22/2004
	5,000	19.85	4/30/2005
Peter R. Kellogg	5,000	16.38	6/8/2003
	5,000	14.50	6/22/2004
	5,000	19.85	4/30/2005
Stephen Seung	5,000	16.38	6/8/2003
	5,000	14.50	6/22/2004
	5,000	19.85	4/30/2005

Employee Stock Option and Incentive Plan

      Our 1993 and 2001 stock option plans provide for the grant of stock options to directors, employees, (including officers) and consultants. The terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option can not be altered once granted; and (iv) every director who is not our employee shall, on an annual basis upon their election to the board of director at the Annual General Meeting, be automatically granted 5,000 options, with an exercise price equal to 100% of the fair market value of the common shares on the date of grant. At March 31, 2003, options to purchase 372,000 shares were outstanding under our Stock Options Plans and 602,233 shares were available for future grant under them.

      Our board of directors has determined, effective December 31, 2002, to grant future options under our stock option plans only to our non-employee directors. After December 31, 2002, incentive compensation paid to management and other key employees will be in the form of cash bonuses.

Employees

      At December 31, 2002, we employed 4,246 persons on a full-time basis, of which 4,173 were employed in China and 73 were employed in Hong Kong. Of these employees, approximately 2,915 were engaged in manufacturing, approximately 1,331 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services.

      We are not a party to any material labor contract. The nature of our arrangement with our manufacturing employees is such that we can increase or reduce staffing levels without significant difficulty, cost or penalty. Although we have experienced no significant labor stoppages and believe relations with our employees are satisfactory, this situation may not continue in the future, and any labor difficulties could lead to increased costs and/or interruptions in our production.

      We maintain an employee incentive compensation program in China whereby a regular bonus is paid to employees on the employee’s return to work following the Chinese New Year holiday. We believe this program has contributed to a lower employee turnover in our factories relative to other China-based manufacturing enterprises. It is the practice of one of our subsidiaries to enter into a collective agreement with its trade union. The collective agreement usually sets out the minimum standard for the wages, working hours and other benefits of the workers. The current collective agreement between our subsidiary and its trade union expires on December 31, 2003.

Item 7.     Major Shareholders and Related Party Transactions

      The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of March 31, 2003, by:

•	each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares;

•	each of our current directors and senior management; and

•	each of the selling shareholders.

      We are not directly owned or controlled by another corporation or by any foreign government.

	Shares beneficially(1) owned

Name	Number		Percent

M. K. Koo	2,305,131	(2)	18.9
Peter R. Kellogg	1,483,600	(3)	12.2
I.A.T. Reinsurance Syndicate Ltd.	1,300,000	(3)	10.7
Li & Chui Holdings (BVI) Ltd.	1,061,087		8.7
Joseph Li	1,099,987	(4)	9.1
Ivan Chui	1,089,987	(5)	9.0
Tadao Murakami	732,155	(6)	6.0
O. Shik Kong	—		—
Karene Wong	10,000	(7)	*
Patinda Lei	13,000	(7)	*
L. P. Wang	10,000	(7)	*
Kazuhiro Asano	—		—
Seitaro Furukawa	10,000	(7)	*
Lorne Waldman	5,600	(8)	*
Charles Chu	25,000	(9)	*
Stephen Seung	26,000	(10)	*

*	Less than 1%.

(1)	Pursuant to the rules of the Securities and Exchange Commission, shares of common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 12,130,668 common shares outstanding as of March 31, 2003.

(2)	Includes options to purchase 79,000 common shares exercisable within 60 days of March 31, 2003.

(3)	Mr. Kellogg holds directly 168,600 common shares and options to purchase 15,000 common shares exercisable within 60 days of March 31, 2003. Indirectly, through I.A.T. Reinsurance Syndicate Ltd., Mr. Kellogg holds 1,300,000 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(4)	Includes shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Li shares investment and voting control with Mr. Chui. These are the same shares shown in the table for Ivan Chui. In addition, Mr. Li holds 20,000 options to purchase common shares exercisable within 60 days of March 31, 2003.

(5)	Includes shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Chui shares investment and voting control with Mr. Li. These are the same shares shown in the table for Joseph Li. In addition, Mr. Chui holds options to purchase 10,000 common shares exercisable within 60 days of March 31, 2003.

(6)	Includes options to purchase 65,000 common shares exercisable within 60 days of March 31, 2003.

(7)	Consists of options to purchase common shares exercisable within 60 days of March 31, 2003.

(8)	Includes options to purchase 5,000 common shares exercisable within 60 days of March 31, 2003.

(9)	Includes options to purchase 15,000 common shares exercisable within 60 days of March 31, 2003.

(10)	Includes options to purchase 15,000 common shares, and 11,000 common shares that are registered to Violet Seung, Mr. Seung’s wife, as to which Mr. Seung disclaims beneficial ownership.

      All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of March 31, 2003, there were approximately 845 holders of record of our common shares. According to information supplied by our transfer agent, 824 holders of record with addresses in the United States held 8,137,079 of our outstanding common shares.

      The following table reflects the percentage ownership of our common shares beneficially owned by our major shareholders during the past three years:

	Percentage Ownership(1)

	February 28,	February 28,	March 31,
	2001	2002	2003

M. K. Koo	28.6	29.2	18.9
Peter R. Kellogg	13.8	14.2	12.2
I.A.T. Reinsurance Syndicate Ltd.	12.7	12.7	10.7
Li & Chui Holdings (BVI) Ltd.	10.4	10.6	8.7
Joseph Li	10.4	10.6	9.1
Ivan Chui	10.4	10.6	9.0
Tadao Murakami	8.1	8.9	6.0

(1)	Based on 10,218,340, 10,259,940, and 12,130,668 common shares outstanding on February 28, 2001 and 2002 and on March 31, 2003, respectively.

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

      In January 2003 we invested $10.0 million for a 25% equity interest in Alpha Star Investments Ltd., the ultimate parent of Hong Kong based JCT Wireless Technology Company Limited, or JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software. In connection with our investment, Mr. Koo has been appointed as a director to Alpha Star’s Board of Directors. We are manufacturing wireless communication terminals and related modules for JCT. As part of our investment, Alpha Star agreed to have us manufacture the RF modules for at least 50 percent of the orders it or any of its subsidiaries receives for RF modules provided we perform such manufacturing services at a price comparable to the market price. In March 2003, we agreed to support JCT in the production of 1 million cellular phones by providing assembling services and support for the manufacturing of liquid crystal display, or LCD, modules and RF modules.

Item 8.     Financial Information

Financial Statements

      Our Consolidated Financial Statements are set forth under Item 18. Financial Statements

Change in Public Accountants

      In May of 2002, upon consideration and to reduce our professional fees, our Board of Directors, including our Audit Committee, recommended that HLB Hodgson Impey Cheng replace Deloitte Touche Tohmatsu as our independent auditors. This change was included in our proxy statement and approved by our shareholders at our annual meeting on June 14, 2002. Deloitte Touche Tohmatsu did not resign or refuse to stand for re-election, and none of Deloitte Touche Tohmatsu’s reports on the financial statements for either of the two years prior to the change and included in this Report contained an adverse opinion, disclaimer, modification or qualification.

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

      On January 21, 2003, judgment was delivered on the liquidators’ February 4, 1999 summons declaring that the redemption and set off of dividends on the 138,500 shares be set aside and that all Tele-Art Inc. property withheld by us be delivered to Tele-Art, Inc. in liquidation. The orders granted in the judgment were substantially different from the relief sought in the February 4, 1999 application. On February 4, 2003, we filed an application for a stay of execution and leave to appeal the decision listing eight grounds of appeal. The court of BVI granted Nam Tai leave to appeal and a stay on May 22, 2003, and the hearing appeal is scheduled for June 18, 2003.

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

     Securities Class Actions

      On March 11, 2003, we were served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.) (the “Rocco Action”). Plaintiff in the Rocco Action purports to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 14, 2003. In addition to Nam Tai, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.) (the “Steigler Action”) (together with the Rocco Action, the “Actions”). We have not yet been served in the Steigler Action. Plaintiff in the Steigler Action purports to represent a putative class of persons who purchased Nam Tai’s common stock during the period December 13, 2002 through February 14, 2003. One director is also named as a defendant in the Steigler Action. Plaintiffs in the Actions assert claims under Section 10(b) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class periods relating to accounting issues arising from the JIC reverse merger. The plaintiff in the Rocco Action also appears to allege that Nam Tai failed to make timely disclosures concerning certain pending litigation related to a British Virgin Islands Company known as Tele-Art, Inc. The Actions are in their preliminary stages, Nam Tai believes it has meritorious defenses and it intends to defend vigorously. Nam Tai is aware of no other actions that have been filed which relate to these matters. The ultimate outcome of this litigation cannot be presently determined. However, this litigation could be very costly and divert our management’s attention and resources. In addition, we have no insurance covering our liability, if any, or that of our officers and directors, and we will have to pay the costs of defense. Any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could materially and adversely affect our business and operating results.

Export Sales

Geographic Markets

      Approximate percentages of net sales to customers by geographic area based upon location of product delivery are set forth below for the periods indicated:

	Year ended December 31,

Geographic Areas	2000	2001	2002

Hong Kong	46%	27%	24%
Europe (excluding Estonia)	9	10	18
United States	24	15	14
China (excluding Hong Kong)	5	11	12
Japan	9	10	11
Estonia	—	—	8
North America (excluding United States)	—	8	3
Other	7	19	10

	100%	100%	100%

Dividend Policy

      We have paid an annual dividend for the last nine consecutive years. On February 14, 2003, we announced that we were increasing our regular annual dividend to $0.60 per share to be declared and paid quarterly commencing with the first quarter 2003 dividend of $0.15 per share. The following table sets forth the total cash dividends and dividends per share we have declared for each of the five years in the period ended December 31, 2002:

	Year ended December 31,

	1998	1999	2000	2001	2002

Total dividends declared (in thousands)	$2,829	$2,942	$12,190	$4,134	$17,056
Regular dividends per share	$0.28	$0.32	$0.36	$0.40	$0.48
Special dividends	—	—	1.00	—	1.00

Total dividends per share	$0.28	$0.32	$1.36	$0.40	$1.48

      It is our general policy to determine the actual annual amount of future dividends, if any, based upon our growth during the preceding year. Future dividends, if any, will be in the form of cash or stock or a combination of both. We may not be able to pay dividends in the future or may decide not to declare them in any event. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future we may not continue them in any future period.

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

      The following table sets forth the high and low closing sale prices for our common shares for the quarters indicated through March 31, 2003:

	2001			2002			2003

			Average			Average			Average
			Daily			Daily			Daily
			Trading			Trading			Trading
	High	Low	Volume(1)	High	Low	Volume(1)	High	Low	Volume(1)

First Quarter	$19.13	$12.13	18,517	$19.04	$15.45	101,055	$33.68	$23.61	121,090
Second Quarter	15.01	12.25	21,319	23.18	18.30	18,768
Third Quarter	15.31	11.30	24,724	20.59	16.00	47,936
Fourth Quarter	17.91	12.50	44,555	27.20	18.50	51,105

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

      The following table sets forth the high and low closing sale prices for each of the last five years ended December 31:

					Daily
					Trading
Year ended	High		Low		Volume(1)

December 31, 2002	$27.20		$15.45		55,051
December 31, 2001	19.12	5	11.30		27,305
December 31, 2000	20.62	5	12.93	8	37,881
December 31, 1999	19.00		8.00		57,253
December 31, 1998	17.62	5	9.37	5	73,906

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

      The following table sets forth the high and low closing sale prices during each of the most recent six months through March 31, 2003:

			Daily
			Trading
Month ended	High	Low	Volume(1)

March 31, 2003	$25.16	$23.61	44,848
February 28, 2003	33.91	24.18	152,342
January 31, 2003	33.68	25.50	169,057
December 31, 2002	27.20	22.45	134,719
November 30, 2002	22.33	20.25	148,740
October 31, 2002	20.55	18.50	28,852

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

      On May 15, 2003, the last reported sale price of our common shares on the New York Stock Exchange was $29.25 per share. As of March 31, 2003, there were 845 holders of record of our common shares.

Item 10.     Additional Information

Revised Quarterly Consolidated Statement of Income and Balance Sheet For 2002

      This statement of income and balance sheet for 2002 gives effect to the adjustment to the Company’s second and fourth quarter as described in our press release dated February 18, 2003.

Statement of Income

	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter	YTD
	2002	2002	2002	2002	2002

Net sales	$51,217	$52,311	$56,872	$75,616	$236,016
Cost of sales	43,466	40,375	48,673	65,442	197,956

Gross profit	7,751	11,936	8,199	10,174	38,060
Costs and expenses
Selling, general and administrative expenses	3,952	4,273	4,277	5,481	17,983
Research and development expenses	665	663	617	741	2,686
Impairment of goodwill	—	—	—	339	339

	4,617	4,936	4,894	6,561	21,008

Income from operations	3,134	7,000	3,305	3,613	17,052
Gain on disposal of Land	—	—	—	—	—
Interest income	147	189	222	241	799
Other (loss) income — net	25	(3,824)	3,160	(6,993)	(7,632)
Equity in income of affiliated companies	1,135	969	—	8,637	10,741

Income before income taxes and minority interest	4,441	4,334	6,687	5,498	20,960
Income taxes benefit (expense)	(165)	(452)	(598)	442	(773)

Income before minority interest	4,276	3,882	6,089	5,940	20,187
Minority interest	(101)	(57)	(35)	29	(164)

Net income	$4,175	$3,825	$6,054	$5,969	$20,023

Net income per share
Basic	$0.41	$0.37	$0.58	$0.54	$1.89

Diluted	$0.40	$0.36	$0.57	$0.53	$1.86

Weighted average number of shares (‘000’)
Basic	10,306	10,440	10,474	11,058	10,571
Diluted	10,476	10,704	10,549	11,209	10,736

Balance sheet

	March 31	June 30	September 30	December 31
	2002	2002	2002	2002

Assets
Current assets
Cash and cash equivalents	$37,628	$55,154	$57,522	$82,477
Accounts receivable, net	42,309	44,801	39,436	50,944
Inventories	10,608	13,734	16,899	19,200
Prepaid expenses and deposits	2,416	2,196	1,825	1,867
Income taxes recoverable	2,079	1,999	1,585	855

Total current assets	95,040	117,884	117,267	155,343
Investments in affiliated companies	5,056	5,524	5,524	—
Convertible notes	—	—	—	5,128
Investments, at cost	11,957	11,968	11,968	15,982
Property, plant and equipment, at cost	116,203	116,896	120,205	116,583
Less: accumulated depreciation and amortisation	(37,533)	(39,043)	(41,744)	(40,669)

	78,670	77,853	78,461	75,914
Intangible assets — net	22,948	20,652	20,842	21,308
Other assets	1,407	1,407	1,407	1,411
Total assets	215,078	235,288	235,469	275,086

Liabilities and Shareholders’ Equity
Current liabilities
Note payable	796	284	318	985
Long-term bank loans — current portion	1,605	3,265	3,265	13,985
Accounts payable	20,163	32,864	34,017	38,714
Accrued expenses	4,994	4,886	3,063	12,609
Amount due to a related party	3,113	—	—	—
Dividend payable	1,213	1,247	1,247	1,442
Income taxes payable	345	582	740	200

Total current liabilities	32,229	43,128	42,650	67,935
Long-term bank loans — non-current portion	12,860	15,165	14,349	2,812
Deferred income taxes	151	151	151	112

Total liabilities	45,240	58,444	57,150	70,859
Minority interests	320	1,219	1,012	2,099
Shareholders’ equity
Common shares	103	106	104	120
Additional paid-in capital	112,156	115,685	115,685	147,828
Retained earnings	57,279	59,836	61,520	54,182
Accumulated other comprehensive loss	(20)	(2)	(2)	(2)

Total shareholders’ equity	169,518	175,625	177,307	202,128
Total liabilities and shareholders’ equity	215,078	235,288	235,469	275,086

      In June 2002, we arranged for the listing of the JIC Group on The Stock Exchange of Hong Kong Limited by way of a reverse merger with Albatronics. As a result, our effective interest in the JIC Group reduced from 100% to 92.9%. However, our interest in the JIC Group became publicly tradable shares on the

Hong Kong Stock Exchange. In the second quarter of 2002, we accounted for the transaction by the creation of a minority interest and a comparable reduction in the value of the net assets of JIC. We discussed the accounting treatment of the JIC transaction in our consolidated financial statements for the six months ended June 30, 2002 with HLB Hodgson Impey Cheng, our auditor at the time. We believed, and HLB concurred, at the time we released our consolidated financial statements for the six months ended June 30, 2002 that our accounting treatment complied, where applicable, with the relevant generally accepted accounting principles of Hong Kong and the United States.

      During the third quarter, in connection with a transaction we were then considering, we were requested to engage Deloitte Touche Tohmatsu to review our interim operations for the six months ended June 30, 2002. On October 23, 2002, Deloitte Touche Tohmatsu communicated that, based on its review, the financial results for the six months ended June 30, 2002 may be materially misstated as a result of a departure from generally accepted accounting principles with respect to the absence of a $1.5 million goodwill charge relating to the creation of the 7.1% minority interest in our subsidiary, JIC. As a result, management and our Board of Directors again discussed the accounting treatment with HLB. Shortly thereafter, HLB resigned as our auditors for unrelated reasons described in “Change in Public Accountants”. In doing so, HLB provided us with no additional information as to the appropriate accounting treatment for the $1.5 million goodwill in question and suggested that the issue would most appropriately be addressed by the independent auditors that succeeded them.

      We brought the issue to the attention of Grant Thornton, whom we had retained as our independent auditors in December 2002. Based on the advice of HLB, our auditor at the time, we believed that our original accounting was accurate. However, upon consultation with Grant Thornton, we determined to include a charge of $1.5 million in other income/(expense), net in 2002. We then decided to revise our previously issued financial information issued in the second quarter of 2002 in order to reflect the charge for the 7.1% JIC minority interest, which we announced in a press release issued before the market opened on February 18, 2003.

Reconciliation for Revised Quarterly Consolidated Statement of Income For 2002

	Original 2nd		Revised 2nd	Original 4th		Revised 4th
	Quarter		Quarter	Quarter		Quarter
	2002	Adjustment	2002	2002	Adjustment	2002

Income from operations	$7,000	—	$7,000	$3,613	—	$3,613
Other (loss) income — net	$(2,341)	$(1,483)	$(3,824)	$(8,476)	$1,483	$(6,993)
Net income	$5,308	$(1,483)	$3,825	$4,486	$1,483	$5,969

The adjustment for 2002 second quarter and fourth quarter being the reallocation of release of unamortized goodwill due to JIC reverse merger from fourth quarter to second quarter.

Reconciliation for Revised Quarterly Consolidated Balance Sheet For 2002

	March 31	June 30	September 30	December 31
	2002	2002	2002	2002

Original Intangible assets — net	$22,948	$22,135	$22,325	$21,308
Release of unamortized goodwill due to JIC reverse merger	—	(1,483)	(1,483)	—
Revised Intangible assets — net	$22,948	$20,652	$20,842	$21,308

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

Material Contracts

      The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Nam Tai or any subsidiary of Nam Tai is a party, for the two years immediately preceding the filing of this report:

•	Sale and Purchase Agreement dated March 27, 2001 between Nam Tai and Shun Tak Centre Limited for the 15th Floor of China Merchants Tower, Shun Tak Centre, Nos. 168-200 Connaught Road Central, Hong Kong for approximately US$11.3 million.

•	On July 9, 2001 we entered into an indemnification agreement with each of our directors providing for basic indemnification and expense reimbursement.

•	We signed a facility letter on September 24, 2001 with The Hong Kong and Shanghai Banking Corporation Limited for a $15,000,000 long-term loan the terms of which are described in Note 11 of the Notes to the Consolidated Financial Statements.

•	On January 14, 2002 we entered into an agreement with the joint liquidators of Albatronics. Under the agreement we injected our wholly-owned subsidiary JIC Group into a new company for 92.9% ownership in the new company on a fully diluted basis after conversion of preference shares. Albatronics’ listing status on the Hong Kong Stock Exchange was withdrawn and the new company was listed on the Hong Kong Stock Exchange by way of introduction and free from the liabilities of Albatronics. Immediately following completion of this reverse merger, we, the creditors and the public beneficially owned approximately 70.4%, 24.1% and 5.5% of the enlarged issued ordinary share capital of the new company, respectively, and we also hold preference shares. Upon our full conversion of the preference shares, we, the creditors and the public will own approximately 92.9%, 5.8% and 1.3% of the enlarged issued ordinary share capital of the new company respectively. No holder of preference shares is entitled to exercise its conversion right if such conversion would result in the minimum public float of 25% as required under the Hong Kong Stock Exchange Listing Rules not being met. Consummation of the agreement was subject to the fulfillment of a number of conditions including approval by Albatronics’ creditors and shareholders and the Listing Committee of the Stock Exchange of Hong Kong and the receipt of other regulatory and court approvals. The agreement was consummated in the second quarter of 2002.

•	Share Transfer Agreement dated January 25, 2002 between Hui Zhou City Investment Holdings Co., Ltd., as seller, and Namtai Electronic (Shenzhen) Co., Ltd., as buyer, under which Hui Zhou City agreed to transfer a 6% equity interest in TCL Holdings Corporation Ltd. to Namtai Electronic for RMB98,520,000 (approximately $12.0 million).

•	J.I.C. Enterprises (Hong Kong) Ltd. signed a banking facility letter on March 27, 2002 with Shanghai Commercial Bank Ltd. for a four-year term loan with borrowings totaling $4,500,000. The loan is charged at an annual rate of 1.5% over the 3-month London Interbank Offered Rate and is repayable in 16 quarterly payments of US$281,250 plus interest accrued.

•	On April 24, 2002, Nam Tai Electronic & Electrical Products Limited, or NTEE, entered into a Sale and Purchase Agreement with Toshiba Battery Co., Ltd., or Toshiba, and A&T Battery Corp., or ATB, under which NTEE agreed to transfer its 86.7% equity interest in BPC (Shenzhen) Co., Ltd. to ATB in exchange for $1,300,000 from ATB and $800,000 from Toshiba, which was related to the termination of a license.

•	We entered into a Subscription Agreement with TCL International Holdings Ltd. on September 6, 2002 under which we agreed to purchase HK$40,000,000 (approximately $5.1 million) of 3% convertible notes of TCL International Holdings Ltd. that mature three years after issuance.

•	We entered into a Subscription Agreement with Alpha Star Investments Ltd. (“Alpha Star”) on January 6, 2003 under which Nam Tai agreed to purchase 1,625,000 newly issued ordinary shares of Alpha Star (25% ownership) for $10,000,000. We agreed to sign a shareholders agreement and Alpha Star agreed to place with us or a party we nominate at least 50% of the orders for radio frequency modules that it or its subsidiaries receive.

•	On January 8, 2003, we entered into a Shareholders Agreement with the other three shareholders of Alpha Star under which each shareholder is granted a right of first refusal and is generally prohibited from competing against Alpha Star.

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

Item 11.     Quantitative and Qualitative Disclosure About Market Risk

Currency Fluctuations

      See Exchange Rate Fluctuation discussion in risk factor section and MD&A on pages 10 and 46, respectively.

Foreign Currency Risk

      See Foreign Currency Risk discussion in MD&A on page 47.

Interest Rate Risk

      See Interest Rate Risk discussion in MD&A on page 47.

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

Independent Auditors’ Report

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

      We have audited the accompanying consolidated balance sheet of Nam Tai Electronics, Inc. and Subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended. We have also audited the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, included in Note 2(f) for the years ended December 31, 2000 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the two years then ended were audited by other auditors whose report dated March 15, 2002, expressed an unqualified opinion on those statements.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and Subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended and the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, included in Note 2(f) for the years ended December 31, 2000 and 2001 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in note 2(f) to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangibles.

/s/ GRANT THORNTON

Hong Kong

February 21, 2003

Independent Auditors’ Report

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

      We have audited the accompanying consolidated balance sheet of Nam Tai Electronics, Inc. and Subsidiaries (the “Company”) as of December 31, 2001, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2001 before the inclusion of the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, included in Note 2(f). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ DELOITTE TOUCHE TOHMATSU

Hong Kong

March 15, 2002

Nam Tai Electronics, Inc. and Subsidiaries

Consolidated Statements of Income

	Year Ended December 31,

	2000	2001	2002

	(In thousands of US dollars,
	except per share data)
Net sales — third parties	$207,456	$212,934	$228,167
Net sales — related party	6,232	21,072	7,849

Total net sales	213,688	234,006	236,016
Cost of sales	182,096	203,974	197,956

Gross profit	31,592	30,032	38,060

Selling, general and administrative expenses	17,646	21,974	17,983
Research and development expenses	3,489	2,954	2,686
Impairment of goodwill	—	—	339

Total operating expenses	21,135	24,928	21,008

Income from operations	10,457	5,104	17,052
Equity in (loss) income of affiliated companies	(189)	1,867	10,741
Other income (expense), net	13,853	2,709	(6,043)
Interest expense	(165)	(178)	(790)

Income before income taxes and minority interests	23,956	9,502	20,960
Income taxes benefit (expense)	33	(227)	(773)

Income before minority interests	23,989	9,275	20,187
Minority interests	12	(230)	(164)

Net income	$24,001	$9,045	$20,023

Basic earnings per share	$2.63	$0.88	$1.89

Diluted earnings per share	$2.56	$0.87	$1.86

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

See accompanying notes to the consolidated financial statements

Nam Tai Electronics, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,

	2000	2001	2002

	(In thousands of US dollars)
Cash flows from operating activities:
Net income	$24,001	$9,045	$20,023

Adjustments to reconcile net income to net cash (used in)provided by operating activities:
Depreciation	6,965	9,136	10,397
Amortization of intangible assets	733	2,035	222
Impairment of goodwill — Micro Business Systems Industries Company Limited (“MBS”)	—	—	339
Amortization of advisors’ warrants and options	423	263	10
Staff option costs	—	839	—
Share redemption and dividend withheld — Tele-Art, Inc.
(“Tele-Art”)	—	—	(3,519)
(Gain) Loss on disposal of property, plant and equipment	(244)	378	977
Gain on disposal of investments — Group Sense (International) Limited (“Group Sense”)	(9,435)	—	—
Gain on disposal of investment in an affiliated company — Group Sense	(1,346)	—	—
Release of unamortized goodwill of affiliated companies — Mate Fair Group Limited (“Mate Fair”)	—	—	520
Gain on disposal of a subsidiary and related intangible assets — BPC (Shenzhen) Co., Ltd. (“BPC”)	—	—	(77)
Loss on disposal of other assets	—	—	21
Loss on reverse merger of subsidiary — J.I.C. Group (B.V.I.) Limited and its subsidiaries (“JIC Group”)	—	—	2,655
Unrealized gain on marketable securities	(433)	(1,568)	—
Realized gain on marketable securities	—	—	(642)
Equity in loss (income) of affiliated companies	189	(1,867)	(10,741)
Dividend income from affiliated companies — Mate Fair	—	—	10,456
Fair value of shares issued as compensation	136	—	—
Deferred income taxes	(110)	117	(39)
Minority interests	(12)	230	164
Changes in current assets and liabilities (net of effects of acquisitions and disposals):
(Acquisition of) Proceeds from marketable securities	(7,504)	—	10,147
Increase in accounts receivable	(5,137)	(4,378)	(8,531)
(Increase) Decrease in inventories	(13,245)	15,302	(7,625)
Decrease (Increase) in prepaid expenses and deposits	407	(620)	496
Decrease in income taxes recoverable	28	689	498
(Decrease) Increase in notes payable	(6,331)	48	(562)
Increase (Decrease) in accounts payable and accrued expenses	7,203	(6,062)	16,967
(Decrease) Increase in income taxes payable	(114)	(354)	112
Increase (Decrease) in amount due to a related party	2,691	2	(2,766)

Total adjustments	(25,136)	14,190	19,479

Net cash (used in) provided by operating activities	(1,135)	23,235	39,502

Nam Tai Electronics, Inc. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

	Year Ended December 31,

	2000	2001	2002

	(In thousands of US dollars)
Cash flows from investing activities:
Acquisition of long term investment — TCL Corporation	—	—	(11,968)
Acquisition of convertible notes — TCL International Holdings Limited	—	—	(5,128)
Purchase of property, plant and equipment — third parties	(2,765)	(35,963)	(18,485)
Purchase of property, plant and equipment — related party	(814)	(50)	—
Acquisition of JIC Group, net of cash acquired	(7,872)	—	—
Acquisition of additional shares in subsidiaries, net of cash acquired — JIC Group and Mate Fair	—	(85)	(436)
Decrease (Increase) in other assets	123	(38)	(25)
Proceeds from disposal of property, plant and equipment	388	698	628
Purchase of interest in affiliated companies	(2,243)	—	—
Proceeds from disposal of investment	24,214	—	—
Proceeds from disposal of investment in an affiliated company	3,875	—	—
Proceeds from disposal of a subsidiary and related intangible assets, net of cash disposed of — BPC	—	—	1,654

Net cash provided by (used in) investing activities	14,906	(35,438)	(33,760)

Cash flows from financing activities:
Dividends paid	(11,973)	(3,947)	(16,654)
Share buy-back program	(73)	(3,353)	(3,528)
Repayment of bank loans	—	—	(2,703)
Repayment of short term debt	(1)	(24)	—
Proceeds from bank loans	—	15,000	4,500
Proceeds from shares issued on exercise of options and warrants	2,753	4,307	36,470
Contribution by minority interests	200	—	—

Net cash (used in) provided by financing activities	(9,094)	11,983	18,085

Effect of foreign currencies on cash flows	4	—	(26)

Net increase (decrease) in cash and cash equivalents	4,681	(220)	23,801
Cash and cash equivalents at beginning of year	54,215	58,896	58,676

Cash and cash equivalents at end of year	$58,896	$58,676	$82,477

Supplemental schedule of cash flow information:
Interest paid	$165	$178	$790
Income taxes paid (received)	$129	$(249)	$227

Non cash investing transaction:
Acquisition of subsidiaries by issue of shares — JIC
Group	$21,795	$—	$—

Non cash financing transaction:
Share redemption and dividend withheld — Tele-Art	$—	$—	$3,519

See accompanying notes to the consolidated financial statements

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

1. Company Information

      Nam Tai Electronics, Inc. and Subsidiaries (the “Company” or “Nam Tai”) is an electronics manufacturing and design services provider to a select group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. The Company’s largest customers include Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB and Texas Instruments Incorporated. Through its electronics manufacturing services, or EMS, operations, the Company manufactures electronic components and subassemblies, including liquid crystal display, or LCD, panels, transformers, LCD modules and radio frequency, or RF, modules. These components are used in various electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. The Company also manufactures finished products, including palm-sized PC’s, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

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

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

     (d) Inventories

      Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Provisions for potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels. Generally, the Company orders inventory from its suppliers based on firm customer orders for product that is unique to each customer. The inventory is utilized in production as soon as all the necessary components are received. The only reason that inventory would not be utilized within six months is if a specific customer cancelled an order. As the inventory is typically unique to each customer’s product it is unusual for the Company to be able to utilize the inventory for other customers’ product. Therefore, the Company’s policy is to provide for all inventories, other than electronic parts and LCDs, that remain unused for six months. Prior to providing for inventory over six months old, management will determine if the inventory can be utilized in other products. The Company does not generally provide for electronic parts and LCDs as these customers are held to their purchase commitments. The following represents the movement in the inventory provision for the years ended December 31,

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

      As of December 31, 2002, the Company has $600 of inventory that has been fully provided for, and will be scrapped, once formal approval is obtained from the PRC government. Subsequent to year-end the Company scrapped approximately $179 of this inventory.

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

      All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus all of the

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

Company’s land purchases in the PRC are considered to be leasehold land and are amortized on the straight- line basis over the respective term of the right to use the land.

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

      In June 2001, the Financial Accounting Standard Board (the “FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. This statement provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment at the reporting unit level on an annual basis. A reporting unit is an operating segment or one level below an operating segment (i.e. a component) as defined in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Through May 2002, the Company operated in two reporting units, which were its operating segments of “CEP” and “LPT”. Beginning in June 2002, the Company segregated its LPT segment into two reporting units: LCD panels and transformers.

      The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.

      SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 on January 1, 2002. Upon adoption of SFAS No. 142, the Company evaluated goodwill for impairment at the reporting unit level and determined that there was no impairment at January 1, 2002. Later in 2002, the Company determined that goodwill was impaired by $339 related to Micro Business Systems Industries Company Limited (“MBS”) (see note 3(b)(ii)). All remaining and future acquired goodwill will be subject to an annual impairment test on December 31st of each year or earlier if indications of a potential impairment exist. For future impairment tests the Company will measure fair value based either on internal models or independent valuations. As of December 31, 2002, the Company completed its annual impairment evaluation and determined that there was no impairment in goodwill.

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

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

     (i) Revenue recognition

      The Company recognizes revenue from product sales in accordance with Staff Accounting Bulletin (SAB) No. 101 “Revenue Recognition in Financial Statements”. SAB No. 101 requires that revenue be recognized when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	Price to the customer is fixed or determinable, and

•	Collectibility is reasonably assured.

      Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectibility is assured. The Company does not provide its customers with the right of return (except for quality), price protection, rebates or discounts. There are no customer acceptance provisions associated with the Company’s products, except for quality. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

      The Company recognizes revenue on its software development services in accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition”. The Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. The Company’s software sales include neither multiple elements nor post-contract customer support.

     (j) Shipping and handling costs

      Shipping and handling costs are expensed to cost of sales for material purchased and selling expenses for the delivery of finished products. During the years ended December 31, 2000, 2001, and 2002, shipping and handling costs expensed to cost of sales were $564, $488, and $536, respectively. During the years ended December 31, 2000, 2001 and 2002, shipping and handling costs expensed to selling expenses were $985, $954, and $808, respectively.

     (k) Research and development costs

      Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

     (l) Advertising expenses

      The Company expenses advertising costs as incurred. Advertising expenses were $173, $141 and $528 for the years ended December 31, 2000, 2001 and 2002, respectively.

     (m) Staff retirement plan costs

      The Company’s costs related to the staff retirement plans are charged to the consolidated statement of income as incurred.

     (n) Income taxes

      The Company provides for all taxes based on profits whether due at year end or estimated to become due in future periods but based on profits earned to date. However, under the current tax legislation in the PRC,

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

the Company has reasonable grounds to believe that income taxes paid by Namtai Electronic (Shenzhen) Co., Ltd. (“NTSZ”), Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron”) (formerly known as Zastron Plastic & Metal Products (Shenzhen) Ltd.), Shenzhen Namtek Company Limited (“Namtek”), Jieyao Electronics (Shenzhen) Co., Ltd. (“Jieyao”) and Jetup Electronic (Shenzhen) Co., Ltd. (“Jetup”) in respect of any year would be refunded after the profits earned in that year are reinvested in the business by way of capital injection. Accordingly, any PRC tax paid by these subsidiaries during the year is recorded as an amount recoverable at the balance sheet date when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the PRC tax authority that the refund will be refused. Deferred income taxes are provided to recognize the effect of the difference between the financial statement and income tax bases of measuring assets and liabilities.

(o)	Foreign currency transactions and translations

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

(p)	Earnings per share

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

(q)	Stock options

      SFAS No. 123, “Accounting for Stock-Based Compensation”, allows companies which have stock-based compensation arrangements with employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” but with additional financial statement disclosure. The Company continues to account for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosures required by SFAS No. 123. The Company does not recognize compensation expense for employee stock-based compensation if the strike-price is equal to or greater than the market price of the stock at the date of grant. The Company’s policy is to generally grant stock-based compensation to employees with a

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

stock price equal to the market price of the stock on the date of grant. The Company recognizes compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model. See note 12.

(r)	Use of estimates

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

(s)	Comprehensive income

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

(t)	Fair value disclosures

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

(u)	New accounting pronouncements

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

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Management has adopted the disclosure provisions of FIN 45 and is currently evaluating the effects of the recognition provisions of FIN 45; however, it does not expect that the adoption of FIN 45 will have a material effect on the Company’s financial position, results of operations, or cash flows.

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

      In April 2003, the FASB issued SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts and hedging activities. SFAS No. 149 amends SFAS No. 133 for decisions made by the FASB as part of its Derivatives Implementation Group process. SFAS No. 149 also amends SFAS No. 133 to incorporate clarifications of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003. The provisions of the SFAS No. 149 are not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

     (v) Reclassification

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

In January 2002, the Company entered into an agreement with the liquidators of Albatronics, which among other matters provided for a reverse merger of J.I.C. Group (B.V.I.) Limited (“JIC”) into Albatronics (see note 3(b)(iv)).

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

(iv)	In October 2000, the Company acquired all of the outstanding shares of JIC, a company incorporated in the BVI. The purchase price was the initial consideration of $32,776, less a purchase price adjustment based on earnings. The initial consideration was satisfied by a cash consideration of $10,981 and the issuance of 1,161,087 shares in the Company at $18.77 each, being the average market closing price as reported on the Nasdaq Stock Market (“Nasdaq”) for each day during the

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

period from September 26, 2000 to October 24, 2000 (inclusive) on which Nasdaq is open for trading and on which at least 10,000 shares were traded.

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

In June 2002, through a reverse merger, the Company arranged for the listing of the JIC Group on The Stock Exchange of Hong Kong Limited. To effect the listing, the Company entered an agreement with the liquidators of Albatronics, whose shares had been listed on The Stock Exchange of Hong Kong Limited and which was placed into voluntary liquidation in August 1999. The Company owned slightly more than 50% of the outstanding capital stock of Albatronics (see note 3(b)(i)). Under the agreement the Company agreed to transfer the JIC Group into J.I.C. Technology Company Limited, a new company, for a controlling interest in J.I.C. Technology Company Limited. Albatronics’ listing status on The Stock Exchange of Hong Kong Limited was withdrawn and J.I.C. Technology Company Limited was listed on The Stock Exchange of Hong Kong Limited free from the liabilities of Albatronics. For the Company’s contribution to J.I.C. Technology Company Limited, the Company received a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock, respectively, of companies organized under U.S. law. The Company, the creditors of Albatronics and the Hong Kong public who held shares of Albatronics received ordinary shares of J.I.C. Technology Company Limited equal to approximately 70.4%, 24.1% and 5.5%, respectively, of the outstanding ordinary shares of J.I.C. Technology Company Limited. The Company also received preference shares of J.I.C. Technology Company Limited, which upon their full conversion, would result in the Company, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of J.I.C. Technology Company Limited. On June 4, 2002, the reverse merger was completed and all the shares of Albatronics were transferred to the liquidators for a nominal consideration. The preference shares are non-redeemable, non-voting shares that rank pari passu with ordinary shares of J.I.C. Technology Company Limited on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including the Company) may convert them if such conversion would result in the minimum

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

public float of 25% that is required under the Hong Kong Stock Exchange listing rules not being met.

Due to the reverse merger, the Company’s effective interest in the JIC Group reduced from 100% to 92.9%. As a result of this reduction in interest during 2002, the Company has released unamortized goodwill of $1,483, representing 7.1% of the goodwill that had previously been recorded upon purchasing the JIC Group in October 2000. The release of unamortized goodwill is included as part of the loss on reverse merger of the JIC Group.

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

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

7. Goodwill

      Goodwill consists of the following:

		LPT
	CEP	Segment
	Segment	(LCD
	(reporting	reporting
	unit)	unit)	Total

Balance at January 1, 2001	$533	$23,297	$23,830
Goodwill acquired during the year	—	85	85
Goodwill amortization	(194)	(1,632)	(1,826)

Balance at December 31, 2001	$339	$21,750	$22,089
Goodwill acquired during the year:
Additional acquisition of JIC Technology Company Limited (see note 3(b)(iv))	—	253	253
Additional goodwill of Mate Fair, net	788	—	788
Impairment of MBS goodwill (see note 3(b)(ii))	(339)	—	(339)
Goodwill release related to disposition of 7.1% interest in JIC Group (see note 3(b)(iv))	—	(1,483)	(1,483)

Balance at December 31, 2002	$788	$20,520	$21,308

      No goodwill has been assigned to the “transformer” reporting unit as the Company’s purchase of the JIC Group was exclusively for the “LCD” business.

8. Intangible Assets

      Amortized intangible assets consist of licenses of the following:

December 31,	2001	2002

Gross carrying amount	$1,335	$1,335
Accumulated amortization	(364)	(586)
Disposal (see note 17)	—	(749)

Net carrying amount	$971	$—

      Amortization expense charged to income from operations for the years ended December 31, 2000, 2001 and 2002 was $133, $209 and $222, respectively.

9. Investment in Affiliated Companies, Equity Method

      The Company’s investments accounted for under the equity method are as follows. The Company has not made any loans or guarantees or has any contingent liabilities with these companies.

(a) Mate Fair

      In September 2000, the Company acquired a 5% indirect shareholding in both Huizhou TCL Mobile Communication Co., Ltd. (“Huizhou TCL”) and TCL Mobile Communication (HK) Co., Ltd. (collectively “TCL Mobile”) through the acquisition of 25% of the outstanding shares of Mate Fair Group Limited (“Mate Fair”), a privately held investment holding company incorporated in the BVI with a 20% shareholding

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

interest in TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in the PRC as well as overseas markets. The acquisition in Mate Fair was satisfied by a cash consideration of approximately $2,036. The 25% share of the net book value of Mate Fair on that date was approximately $511. Goodwill of approximately $1,525 was recorded by the Company and was being amortized on a straight line basis over 10 years from September 2000 to August 2010. The amortization expense for the years ended December 31, 2000 and 2001 was $51 and $153, respectively. As of December 31, 2000 and 2001, the Company had a 5% indirect interest in Huizhou TCL since its acquisition of Mate Fair. In addition, one of the Company’s directors was appointed to the board of directors of Mate Fair.

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

      On November 11, 2002, the Company disposed of 1.467% of its indirect interest in Huizhou TCL at a consideration of approximately $10,424 through Mate Fair selling its 13.8% equity interest in Huizhou TCL. Mate Fair’s shareholders unanimously agreed that Mate Fair would distribute its earnings on the sale of its 13.8% interest in Huizhou TCL, not in accordance with the individual shareholder’s ownership of Mate Fair, but rather based on each individual shareholders’ indirect interest of Huizhou TCL that was sold. The Company’s portion of the interest sold, 1.467%, represented 10.63% of the total interest sold of 13.8%. Hence, the Company’s share of the gain on sale of the investment was $9,022. The Company invested $5,128 of the proceeds in TCL International Holdings Limited 3% convertible notes (see note 10(a)). Also on November 11, 2002, the Company increased its shareholding in Mate Fair from 25% to approximately 72.22% for $3. Effectively, the Company now has a 3.033% indirect interest in Huizhou TCL. As a result of the above shareholding change, the Company recognized an additional release of unamortized goodwill of approximately $388.

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

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

      The following table presents summarized financial information for Mate Fair until the point it became consolidated:

	For the Year
	Ended	For the Period from
	December 31,	January 1, 2002 to
	2001	November 10, 2002

Operating income	$8,077	$92,202
Net income	$8,077	$92,202
Non-current assets	$10,452	$4,014
Shareholders’ equity	$10,452	$4,018

      The following unaudited pro-forma discloses the Company’s statement of income for 2002 as if the additional acquisition of 47.22% of Mate Fair had occurred on January 1, 2002:

		Pro Forma
Year ended December 31, 2002	Historical	Adjustments	Notes	Pro Forma

		(unaudited)		(unaudited)
Net Sales	$236,016	$—		$236,016
Costs of Sales	(197,956)	—		(197,956)

Gross profit	38,060	—		38,060
Selling, general and administrative expense	17,983	—		17,983
Research and development expenses	2,686	—		2,686
Impairment of goodwill	339	—		339

Total operating expenses	21,008	—		21,008
Income (loss) from operations	17,052	—		17,052
Equity in income (loss) of affiliated companies	10,741	(2,088)	(1)	8,653
Gain on sale of interest in TCL Huizhou	—	83,549	(2)	83,549
Other income (expense), net	(6,043)	—		(6,043)
Interest expense	(790)	—		(790)

Income before income taxes and minority interests	20,960	81,461		102,421
Income taxes (expense) benefit	(773)	—		(773)

Income before minority interests	20,187	81,461		101,648
Minority interests	(164)	(81,347)	(3)	(81,511)

Net income	$20,023	$114		$20,137

Basic earnings per share	$1.89			$1.90

Diluted earnings per share	$1.86			$1.88

Basic weighted average shares outstanding	10,571,323			10,571,323

Diluted weighted average shares outstanding	10,736,399			10,736,399

(1)	Elimination of the Company’s equity method interest in Mate Fair from January 1, 2002 through November 10, 2002.

(2)	Gain on sale of Mate Fair’s TCL Huizhou investment on November 11, 2002.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

(3)	Minority interest on earnings of Mate Fair. As noted earlier in this note, Mate Fair’s shareholders unanimously agreed that Mate Fair would distribute its earnings on the sale of its 13.8% interest in Huizhou TCL, not in accordance with the individual shareholder’s ownership of Mate Fair, but rather based on each individual shareholders’ indirect interest of Huizhou TCL that was sold. The minority shareholders’ portion of the interest sold, 12.333%, represented 89.37% of the total interest sold of 13.8%.

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

      Two of the Company’s directors were on the board of directors of Shanghai Q&T until November 2000.

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

     (a) Convertible Notes

      On November 11, 2002, related to the disposal of 1.467% indirect interest in Huizhou TCL (see note 9(a)) for approximately $10,424, the Company purchased $5,128 in 3% convertible notes (“CB Note”) due in November 2005 of TCL International Holdings Limited, a publicly listed company on The Stock Exchange of Hong Kong Limited. The term of the CB Note is three years with an interest rate of 3% per annum. The CB Note is freely transferable after six months. The CB Note is convertible into shares of TCL International Holdings Limited at the conversion price of approximately $0.33 per share, which represents 120% of the average closing price of the stock ten days before the subscription agreement. Conversions, which

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

can be made at anytime until the third anniversary, must be made in minimum traunches of $1,282. If the Company had converted the notes into shares of TCL International Holdings Limited on December 31, 2002 the Company would hold 0.59% of TCL International Holdings Limited, assuming that no new shares are issued by TCL International Holdings Limited or conversions by other CB Note holders.

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

11. Bank Loans and Banking Facilities

      The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities and overdrafts. At December 31, 2001 and 2002, these facilities totaled $76,494 and $58,244, of which $9,730 and $8,889 were utilized at December 31, 2001 and 2002, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks’ usual lending rates in Hong Kong and the credit lines are normally subject to annual review. The banking facilities restrict the pledge of assets to any other banks without the prior consent of the Company’s bankers.

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

      The Company has a seven-year term loan with borrowings in October 2001 totaling $15,000 at a fixed interest rate of 5.05% in the first four years and at a rate of 1% over Singapore Interbank Money Market Offer Rate (“SIBOR”) for the following three years. The loan is secured by a property with net book value of $11,400. At December 31, 2002, the bank loan had an outstanding balance of $12,860. On January 3, 2003,

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

the Company repaid the entire outstanding balance due to the bank, resulting in a finance charge on early repayment of $610.

      A subsidiary of the Company has an unsecured four-year term loan with borrowings in May 2002 totaling $4,500 at a rate of 1.5% over three months London Interbank Offered Rate (“LIBOR”), repayable in 16 quarterly instalments of approximately $281 beginning August 31, 2002. At December 31, 2002, the loan had an outstanding balance of $3,937.

      The long term debt is repayable as follows for the years ending December 31,:

2003	$13,985
2004	1,125
2005	1,125
2006	562

$16,797

      For the years ended December 31, 2001 and 2002, the Company has made guarantees for debt, loans and credit facilities held by various wholly owned subsidiaries aggregating to a maximum guarantee of $85,735 and $62,616, respectively. The terms of the guarantees correspond with the terms of the underlying debt, loan and credit facility agreements.

12. Common Shares

     (a) Stock Options

      In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 300,000 vested options to key employees, consultants or advisors of the Company or any of its subsidiaries. In December 1993, January 1996 and April 1999, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 650,000 and 1,000,000 and 1,425,000, respectively. The options granted under this plan vest immediately and generally have a term of three years, but cannot exceed ten years. The options are granted to employees based on past performance and/or expected contributions to the Company.

      In May 2001, the Board of Directors approved another stock option plan which would grant 5,000 options to each independent director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan. The maximum number of shares to be issued pursuant to the exercise of options granted was 1,000,000 shares. The options granted under this plan vest immediately and generally have a term of three years, but cannot exceed ten years. The options are granted to directors based on past performance and/or expected contributions to the Company.

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

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

      The following summarizes information about stock options outstanding at December 31, 2002. All stock options are exercisable as of December 31, 2002.

		Weighted Average
	Number of	Remaining Contractual
Exercise Prices	Options	Life in Months

$13.875	20,000	1.0
$16.375	15,000	5.2
$13.940	112,000	14.5
$14.500	55,000	17.7
$19.850	281,000	27.9

	483,000	21.8

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

14. Other Income (Expense) — Net

      Other income (expense) — net, consists of:

Year Ended December 31,	2000	2001	2002

Interest income	$3,300	$1,195	$799
Miscellaneous expense	(623)	(294)	(771)
Non-trade receivable write-off	—	(500)	—
Gain on disposal of investment in an affiliated company	1,346	—	—
Realized gain on disposal of investments, net	9,435	—	—
Currency option premium written off	(304)	—	—
Foreign exchange (loss) gain	51	530	(345)
Bank charges	(328)	(333)	(307)
Release of unamortized goodwill of affiliated companies — Mate Fair (see note 9(a))	—	—	(520)
Realized gain on disposal of marketable securities	—	—	642
Unrealized gain on marketable securities	433	1,568	—
Dividend income received from marketable securities and investment	188	525	917
Gain on disposal of intangible asset (see note 17)	—	—	60
Gain on disposal of a subsidiary (see note 3(b)(iii))	—	—	17
Gain on disposal of land	355	18	—
Redemption of shares in legal settlement, net of expenses — Tele-Art case (see note 19(b))	—	—	3,333
Provision for loss on Tele-Art case for 1999 and 2002 share redemptions (see note 19(b))	—	—	(5,192)
Loss on reverse merger of JIC Group, including release of unamortized goodwill of $1,483 (see note 3(b)(iv))	—	—	(2,655)
Legal expenses related to reverse merger of JIC Group	—	—	(1,411)
Finance charge on early repayment of the bank loan (see note 11)	—	—	(610)

	$13,853	$2,709	$(6,043)

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

•	For the years ended December 31, 1990 and 1991, NTSZ qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of NTSZ for the years ended December 31, 1992 to 1994, and 10% in 1995 to 1998. On January 8, 1999, NTSZ received the recognition of “High and New Technology Enterprise” which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In July 2002, the Shenzhen local tax authority issued a notice to shorten the tax incentive period from 5 years to 3 years expiring in 2001. Nevertheless NTSZ was advised by the Shenzhen local tax authority that it would continue to provide a rebate of corporate tax paid for 2 years for 2002 and 2003. NTSZ reinvested the profits for 1999, 2000 and 2001. NTSZ has claimed and received a tax refund of $1,018 from the Shenzhen tax authority in October 2002 for taxes paid in 1999 to 2001.

•	For the years ended December 31, 1992 and 1993, Zastron qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of Zastron for the years ended December 31, 1994 to 1996 and 10% for the years ended December 31, 1997 to 2002. In 2002 Zastron claimed a refund of $56 from reinvestment of profits for 1999 and 2000. During 2002, Zastron received a refund of $20 for being an export-oriented enterprise for 2000 and 2001.

•	In 1996 and 1997, Jieda qualified for a tax holiday. For the years ended December 31, 1998 to 2000, tax was payable at the rate of 7.5% on the assessable profit. For the years ended December 31, 2001 and 2002, the income tax of Jieda was payable at the rate of 15% on the assessable profit.

•	In 1996 and 1997, Namtek also qualified for a tax holiday. For the years ended December 31, 1998 to 2000, tax was payable at the rate of 7.5% on the assessable profit. In February 2001, Namtek received the recognition of “Advanced Technology Enterprise” which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In 2002, Namtek claimed a refund of $41 from the reinvestment of profits for 1998 to 2000.

•	Jetup enjoyed its tax holiday since 1997 and tax was payable at the rate of 7.5% on its assessable profit for the years ended December 31, 1999 to 2001. The Shenzhen local tax authority has granted Jetup the status of “High and New Technology Enterprise” and allowed it to enjoy a 50% reduction in corporate tax rate to 7.5% for 3 years from 2002 to 2004. The Shenzhen local tax authority has in June 2002 agreed to refund to Jetup the corporate tax paid in 2000 of $5, and in 2001 of $279, due to Jetup’s reinvestment of the profits for 2000 and 2001, respectively.

•	For the years ended December 31, 1999 and 2000, Jieyao qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profit of Jieyao for the years ended December 31, 2001 to 2003.

•	For the year ended December 31, 2001, BPC qualified for its first year tax holiday. In addition, the Company has received notification from the PRC tax authority that BPC also qualified for a second year tax holiday in 2002.

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

      A reconciliation of the income tax benefit (expense) to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Year Ended December 31,	2000	2001	2002

Income before income taxes and minority interests	$23,956	$9,502	$20,960
PRC tax rate	15%	15%	15%
Income tax expense at PRC tax rate on income before income tax	(3,593)	(1,425)	(3,144)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(7)	(7)	42
Effect of income (loss) for which no income tax benefit/ expense is receivable/ payable	2,527	(35)	950
Tax holidays and tax incentives	491	786	542
Effect of PRC tax concessions, giving rise to no PRC tax liability	508	564	2,153
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Gain on disposal of land in Hong Kong	53	6	—
Offshore and exempted interest income	76	21	12
Non deductible legal and professional fees	—	—	(234)
Non deductible other items	(252)	(159)	(466)
Under provision of income tax expense in prior year:
Taxes due by NTSZ for 10% reserve fund	—	—	(308)
Taxes due by Namtek due to dividends paid and profits not reinvested	—	—	(193)
Other	230	22	(127)

	$33	$(227)	$(773)

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

      Since the establishment of BPC in 2000, the Company recognized net sales of $6,232, $21,072 and $7,849, purchased raw materials of $22,370, $23,065 and $7,751, acquired property, plant and equipment of $814, $50 and NIL, from TBCL and its related companies for the years ended December 31, 2000, 2001 and the period from January 1, 2002 through April 2002 respectively. In addition, the Company had paid $1,000 to TBCL for acquisition of a license during the year ended December 31, 1999. During 2002, the license was disposed of for a consideration of $800 together with the disposal of interest in BPC, plus the foreign exchange gain of $9, resulting in a gain of $60.

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

$3,935

     (b) Significant Legal Proceedings

      In June 1997, the Company filed a petition in the British Virgin Islands for the winding up of Tele-Art, Inc. on account of an unpaid judgment debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art, Inc. in July 1998 and the Eastern Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of $11.19 per share to offset substantially all of the judgment debt of $799, plus interest and legal costs totalling $1,673, including dividends that the Company had withheld and credited against the judgment debt.

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

      On July 5, 2002, upon application by the Company, the court ordered the removal of the liquidator’s ex-parte injunction and ordered an inquiry into damages. On August 9, 2002, the court delivered a decision awarding a judgment in favor of the Company and against Tele-Art, Inc. for approximately $34,000. On August 12, 2002, the Company redeemed and cancelled, pursuant to its Articles of Association, the remaining 169,727 shares beneficially owned by Tele-Art, Inc. at a price of $18.41 per share. Including the dividends which the Company had withheld and credited against the judgment, this offset a further $3,519 in judgment debts owed to the Company by Tele-Art, Inc. The Company recorded the $3,519 redemption as other income in the third quarter of 2002.

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

      However, due to the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment and in accordance with SFAS No. 5, “Accounting for Contingencies”, the Company has made a 2002 provision for $5,192 for both share redemption plus all dividends declared and withheld by the Company, pending a final determination of this matter by the courts. The $5.2 million provision is recorded on the December 31, 2002 balance sheet as a component of accrued expenses.

      If the Company’s appeal is successful and all legal matters related to Tele-Art, Inc. are finalized, then the $5,192 will be reversed into income in the related period.

      If the Company’s appeal is not successful, and the 308,227 share redemption is set aside, the Company believes that these shares would be sold by Tele-Art, Inc.’s liquidator, once appointed, in the open market at the market price prevailing at the time of sale. For example, if these shares had been sold at the February 21, 2003 closing price of $26.50, the proceeds the liquidator would have realized before commissions, plus withheld dividends of $518, would have been approximately $8,686 for the estate of Tele-Art, Inc. (in liquidation). Nam Tai has two judgments debts against Tele-Art Inc. in the aggregate amount, including interest, costs, and related expenses, of approximately $38,000. Furthermore, per the last liquidator report that was filed with the court there appear to be no proven unsecured creditors of Tele-Art, Inc. and the estimated liabilities for all other unsecured creditors are approximately $80. The Bank of China is claiming to be a secured creditor in the amount of $2,200, and the January 21, 2003 judgment found that the Bank of China is secured and Nam Tai is unsecured. Nam Tai disputes that finding, and among other matters, has argued that the Bank of China has not yet submitted any proof of an outstanding debt. The now resigned liquidator is claiming to have incurred approximately $385 in costs for work as liquidator. Accordingly, if the Company is not successful on its appeal of the January 21, 2003 judgment, the Company will seek to recover its $38,000 in judgment debts (including interest, costs, and related expenses) from the estate of Tele-Art, Inc. Accordingly, any amounts recovered from the estate of Tele-Art, Inc., which in management’s opinion could exceed the $5,192 provision based on the current market price of Nam Tai’s shares and current information regarding Tele-Art Inc. creditors, would be recognized as other income upon recovery. The actual amount of the recovery, if any, is uncertain, and is dependent on a number of factors including the value of Nam Tai’s shares when sold in the market, and the final determination of other creditors’ positions. The Company plans to continue to pursue vigorously all legal alternatives available to seek to recover the maximum amount of the outstanding debt from Tele-Art, Inc. (in liquidation) as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art, Inc.

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

	2000			2001			2002

	CEP	LPT	Total	CEP	LPT	Total	CEP	LPT	Total

Net sales — third parties	$197,172	$10,284	$207,456	$176,976	$35,958	$212,934	$192,906	$35,261	$228,167
Net sales — related party	6,232	—	6,232	21,072	—	21,072	7,849	—	7,849

Total net sales	203,404	10,284	213,688	198,048	35,958	234,006	200,755	35,261	236,016
Cost of sales	(173,878)	(8,218)	(182,096)	(174,863)	(29,111)	(203,974)	(167,440)	(30,516)	(197,956)

Gross profit	29,526	2,066	31,592	23,185	6,847	30,032	33,315	4,745	38,060
Selling, general and administrative expenses	(15,196)	(2,450)	(17,646)	(16,521)	(5,453)	(21,974)	(14,940)	(3,043)	(17,983)
Research and development expenses	(3,489)	—	(3,489)	(2,746)	(208)	(2,954)	(2,162)	(524)	(2,686)
Impairment of goodwill	—	—	—	—	—	—	(339)	—	(339)
Interest expense	(149)	(16)	(165)	(170)	(8)	(178)	(705)	(85)	(790)
Equity in (loss) income of affiliated companies	(189)	—	(189)	1,867	—	1,867	10,741	—	10,741
Other income (expense)	13,772	81	13,853	885	1,824	2,709	(4,879)	(1,164)	(6,043)

Income (loss) before income taxes and minority interests	24,275	(319)	23,956	6,500	3,002	9,502	21,031	(71)	20,960
Income taxes benefit (expense)	(144)	177	33	(137)	(90)	(227)	(710)	(63)	(773)

Income (loss) before minority interests	24,131	(142)	23,989	6,363	2,912	9,275	20,321	(134)	20,187
Minority interests	12	—	12	(230)	—	(230)	(107)	(57)	(164)

Net income (loss)	$24,143	$(142)	$24,001	$6,133	$2,912	$9,045	$20,214	$(191)	$20,023

Depreciation and amortization	$7,059	$639	$7,698	$8,454	$2,717	$11,171	$8,739	$1,880	$10,619
Stock option costs	$117	$—	$117	$—	$839	$839	$—	$—	$—
Capital expenditures	$3,141	$438	$3,579	$34,060	$1,953	$36,013	$5,962	$12,523	$18,485
Identifiable assets	$164,963	$43,407	$208,370	$188,262	$36,311	$224,573	$225,754	$49,332	$275,086

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

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

December 31,	2000	2001	2002

Long-lived assets within:
— PRC, excluding Hong Kong	$37,638	$43,299	$54,481
— Hong Kong	6,961	27,115	21,433

Total long-lived assets	$44,599	$70,414	$75,914

      Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market price.

Year Ended December 31,	2000	2001	2002

Net sales to customers by geographical area:
— Hong Kong	$97,685	$64,391	$57,157
— Europe (excluding Estonia)	20,032	22,437	42,943
— United States	51,719	35,662	33,054
— PRC (excluding Hong Kong)	11,056	25,378	28,518
— Japan	19,388	22,767	25,276
— Estonia	—	—	19,660
— North America (excluding United States)	525	19,332	6,640
— Other	13,283	44,039	22,768

Total net sales	$213,688	$234,006	$236,016

      The Company’s sales to the customers which accounted for 10% or more of its sales are as follows:

Year Ended December 31,	2000	2001	2002

By customers:
A	$50,767	$69,996	$75,965
B	N/A	N/A	39,854
C	51,124	33,143	26,217
D	31,442	N/A	N/A
E	21,448	N/A	N/A

	$154,781	$103,139	$142,036

21. Subsequent Events

(a)	In January 2003, the Company further expanded its business to include wireless communication technology and related products. The Company has made a strategic investment of $10,000 by purchasing a 25% shareholding in Alpha Star Investments Limited (“Alpha Star”), a BVI company, which is the ultimate holding company of the Hong Kong based JCT Wireless Technology Company Limited (“JCT”), a company engaged in the design, development and marketing of wireless communication terminals and wireless application software. The Company manufactures wireless communication terminals and related modules for JCT. As part of the investment, Alpha Star agreed to have the Company manufacture the RF modules for at least 50 percent of the orders it or any of its subsidiaries receives for RF modules provided the Company performs such manufacturing services at a price comparable to the market price. The Company has one representative on Alpha

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

Star’s board of directors. In March 2003, the Company agreed to support JCT in the production of 1 million cellular phones by providing assembling services and support for the manufacturing of liquid crystal display, or LCD, modules and RF modules.

(b)	On January 20, 2003, one of the Company’s subsidiaries, J.I.C. Technology Company Limited, entered into a subscription agreement with iMagic Infomedia Technology Limited (“iMagic”) pursuant to which the J.I.C. Technology Company Limited agreed to subscribe for 60 shares of par value of HK$1 each in iMagic, representing 5.36% of the total issued capital of iMagic, for cash consideration of $385. On the same date, J.I.C. Technology Company Limited also entered into a deed of put option with a director of iMagic under which the director of iMagic grants J.I.C. Technology Company Limited an option to require the director to purchase the shares from J.I.C. Technology Company Limited at the consideration of $385. The put option shall commence on December 31, 2004 and expire on January 30, 2005. iMagic, a privately held company, is the parent company of PowerPhone Network Limited, a company that has deployed interactive multimedia voice and data terminals in Asia and the United States.

(c)	In January 2003, the Company distributed 20% of its interest in Namtek Software Development Company Limited for $160 to an unrelated company that is owned by the management of Namtek Software Development Company Limited. The consideration was paid for in cash. At the time of the distribution, 20% of Namtek Software Development Company Limited’s net book value was approximately $405.

(d)	On March 11, 2003, the Company was served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.) (the “Rocco Action”). Plaintiff in the Rocco Action purports to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 14, 2003. In addition to the Company, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.) (the “Steigler Action”) (together with the Rocco Action, the “Actions”). The Company has not yet been served in the Steigler Action. Plaintiff in the Steigler Action purports to represent a putative class of persons who purchased the Company’s common stock during the period December 13, 2002 through February 14, 2003. One director is also named as a defendant in the Steigler Action. Plaintiffs in the Actions assert claims under Section 10(b) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class periods. The plaintiff in the Rocco Action also appears to allege that the Company failed to make timely disclosures concerning certain pending litigation. The Actions are in their preliminary stages, the Company believes it has meritorious defenses and it intends to defend vigorously. The Company is aware of no other actions that have been filed which relate to these matters. The ultimate outcome of this litigation cannot be presently determined.

(e)	In March 2003, the Company’s subsidiary, Mate Fair earned a dividend of $2,018 from its investment in Huizhou TCL. Mate Fair subsequently declared and paid a dividend to the Company for $1,457 in April 2003.

Item 19     Exhibits.

      The following exhibits are filed as part of this annual report:

Exhibit
Number	Description

1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 2.1 of the Company’s Form 20-F for the year ended December 31, 1998 filed with the SEC on March 31, 1999.)
4.1	Nam Tai’s Amended and Restated 1993 Stock Option Plan (incorporated by reference to the Amended and Restated 1993 Stock Option Plan of Nam Tai Electronics, Inc. as adopted August 18, 1993, amended December 15, 1993, January 12, 1996, and amended and restated April 26, 1999) included as part of Nam Tai’s definite Proxy Statement for its 1999 Annual Meeting of Shareholders filed with the SEC as part of Nam Tai’s Form 6-K on June 24, 1999).
4.2	Nam Tai’s 2001 Stock Option Plan (incorporated by reference to the 2001 Stock Option Plan included as part of Nam Tai’s Proxy Statement for its 2001 Annual Meeting of Shareholders filed with the SEC as part of Nam Tai’s Form 6-K on June 27, 2001)
4.3	Sale and Purchase Agreement for the 15th Floor of China Merchants Tower, Shun Tak Centre, Nos. 168-200 Connaught Road Central, Hong Kong between Shun Tak Centre Limited and Nam Tai Group Management Limited dated March 27th 2001 (incorporated by reference to Exhibit 4.6 of registrant’s Form 20-F for the year ended December 31, 2001 filed with the SEC on March 18, 2002).
4.4	Agreement on Proposal for the listing of JIC Group common shares on the Hong Kong Stock Exchange dated January 14, 2002 between Nam Tai Electronics, Inc., J.I.C. Technology Company Limited, Albatronics (Far East) Company Limited (in liquidation) and Messrs. Toohey and Chung, the Joint Liquidators (incorporated by reference to Exhibit 4.7 of registrant’s Form 20-F for the year ended December 31, 2001 filed with the SEC on March 18, 2002).
4.5	Letter dated September 24, 2001 between The Hong Kong and Shanghai Banking Corporation Limited and the Company for a seven-year term-loan of $15,000,000 (incorporated by reference to Exhibit 4.8 of the Company’s Form 20-F for the year ended December 31, 2001 filed with the SEC on March 18, 2002).
4.6	Form of Indemnification Agreement entered into between the Company and each of its Director’s as of the 9th day of July 2001 (incorporated by reference to Exhibit 4.9 of the Company’s Form 20-F for the year ended December 31, 2001 filed with the SEC on March 18, 2002).
4.7	Banking Facility Letter, as amended, dated March 27, 2002 between Shanghai Commercial Bank Ltd. and J.I.C. Enterprises (Hong Kong) Ltd. for a four-year term loan of $4,500,000.†
4.8	Subscription Agreement dated January 6, 2003 between Alpha Star Investments Ltd and the Company for the purchase of 1,625,000 ordinary shares.†
4.9	Shareholders Agreement dated January 8, 2003 among Alpha Star Investments and its investors, including the Company.†
4.10	Share Transfer Agreement of TCL Holdings dated January 25, 2002 between Hui Zhou City Investment Holdings Co., Ltd and Namtai Electronic (Shenzhen) Co., Ltd.†
4.11	Subscription Agreement dated September 6, 2002 between TCL International Holdings Ltd. and Nam Tai Electronics, Inc. for the purchase of Convertible Notes of TCL International Holdings.†
4.12	Sale and Purchase Agreement dated April 24, 2002 between A&T Battery Corporation, Nam Tai Electronic & Electrical Products Limited and Toshiba Battery Co., Ltd.†
4.13	Sale and Purchase Agreement of 5 bearer shares in Mate Fair Group Limited between Spin King Limited and Nam Tai Electronics, Inc. dated September 6, 2000. (5% Indirect Ownership in TCL Mobile). (incorporated by reference to Exhibit 4.5 of the Company’s Form 20-F for the year ended December 31, 2000 filed with the SEC on March 21, 2001).
4.14	Common Share Purchase Agreement between Leesha Holdings Limited and Nam Tai Electronics, Inc. dated September 19, 2000 for purchase of 500,000 Deswell Industries Inc. common shares (incorporated by reference to Exhibit A of the Schedule 13D of the Company in relation to Deswell Industries, Inc. filed with the SEC on October 6, 2000).

Exhibit
Number	Description

4.15	Sale and Purchase Agreement of entire issued share capital of J.I.C. Group between J.I.C. Holdings (B.V.I.) Ltd., Mr. Joseph Li Shi Yuen, Mr. Chui Kam Wai and Nam Tai Electronics, Inc. dated September 26, 2000, including service agreements with Messrs. Li and Chui (incorporated by reference to Exhibit A of the Schedule 13D of Joseph Li Shi Yuen, Chui Kam Wai and J.I.C. Holdings (B.V.I.) Limited filed with the SEC on November 7, 2000).
4.16	Contract for Use of Land dated March 25, 1996 between Shenzhen City Baoan Xinan Gu Su Estate Residents Committee and Namtai Electronic (Shenzhen) Co. Ltd. regarding the use for 50 years of land situated at Zhuao, Gu Su Industrial Estate, Xihan, Baoan (incorporated by reference to Exhibit 2.7 of the Company’s Form 20-F for the year ended December 31, 1996 filed with the SEC on April 2, 1997).
4.17	Contract to Transfer the Right of Utilization of Land in Shenzhen dated April 26, 1999 between Shenzhen National Land Planning Bureau and Namtai Electronic (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 2.1 of the Company’s Form 20-F for the year ended December 31, 1999 filed with the SEC on March 29, 2000.)
8.1	Diagram of Company’s subsidiaries. See Pages 25 to 27 of this Report.
10.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2	Letter from MCW. Todman & Co. dated February 10, 2003.†
10.3	Letter from MCW. Todman & Co. dated February 17, 2003. †
23.1	Consent of Grant Thornton.
23.2	Consent of Deloitte Touche Tohmatsu.

†	Previously filed with the registrant’s Form 20-F filed with the SEC on February 28, 2003.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAM TAI ELECTRONICS, INC.

By:	/s/ JOSEPH LI

Joseph Li
Chief Executive Officer

Date: June 11, 2003

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

Date:     June 11, 2003

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

/s/ M. K. KOO _______________________________________ M. K. Koo
Chief Financial Officer

Date:     June 11, 2003

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 2.1 of the Company’s Form 20-F for the year ended December 31, 1998 filed with the SEC on March 31, 1999.)
4.1	Nam Tai’s Amended and Restated 1993 Stock Option Plan (incorporated by reference to the Amended and Restated 1993 Stock Option Plan of Nam Tai Electronics, Inc. as adopted August 18, 1993, amended December 15, 1993, January 12, 1996, and amended and restated April 26, 1999) included as part of Nam Tai’s definite Proxy Statement for its 1999 Annual Meeting of Shareholders filed with the SEC as part of Nam Tai’s Form 6-K on June 24, 1999).
4.2	Nam Tai’s 2001 Stock Option Plan (incorporated by reference to the 2001 Stock Option Plan included as part of Nam Tai’s Proxy Statement for its 2001 Annual Meeting of Shareholders filed with the SEC as part of Nam Tai’s Form 6-K on June 27, 2001)
4.3	Sale and Purchase Agreement for the 15th Floor of China Merchants Tower, Shun Tak Centre, Nos. 168-200 Connaught Road Central, Hong Kong between Shun Tak Centre Limited and Nam Tai Group Management Limited dated March 27th 2001 (incorporated by reference to Exhibit 4.6 of registrant’s Form 20-F for the year ended December 31, 2001 filed with the SEC on March 18, 2002).
4.4	Agreement on Proposal for the listing of JIC Group common shares on the Hong Kong Stock Exchange dated January 14, 2002 between Nam Tai Electronics, Inc., J.I.C. Technology Company Limited, Albatronics (Far East) Company Limited (in liquidation) and Messrs. Toohey and Chung, the Joint Liquidators (incorporated by reference to Exhibit 4.7 of registrant’s Form 20-F for the year ended December 31, 2001 filed with the SEC on March 18, 2002).
4.5	Letter dated September 24, 2001 between The Hong Kong and Shanghai Banking Corporation Limited and the Company for a seven-year term-loan of $15,000,000 (incorporated by reference to Exhibit 4.8 of the Company’s Form 20-F for the year ended December 31, 2001 filed with the SEC on March 18, 2002).
4.6	Form of Indemnification Agreement entered into between the Company and each of its Director’s as of the 9th day of July 2001 (incorporated by reference to Exhibit 4.9 of the Company’s Form 20-F for the year ended December 31, 2001 filed with the SEC on March 18, 2002).
4.7	Banking Facility Letter, as amended, dated March 27, 2002 between Shanghai Commercial Bank Ltd. and J.I.C. Enterprises (Hong Kong) Ltd. for a four-year term loan of $4,500,000. †
4.8	Subscription Agreement dated January 6, 2003 between Alpha Star Investments Ltd and the Company for the purchase of 1,625,000 ordinary shares. †
4.9	Shareholders Agreement dated January 8, 2003 among Alpha Star Investments and its investors, including the Company. †
4.10	Share Transfer Agreement of TCL Holdings dated January 25, 2002 between Hui Zhou City Investment Holdings Co., Ltd and Namtai Electronic (Shenzhen) Co., Ltd. †
4.11	Subscription Agreement dated September 6, 2002 between TCL International Holdings Ltd. and Nam Tai Electronics, Inc. for the purchase of Convertible Notes of TCL International Holdings.†
4.12	Sale and Purchase Agreement dated April 24, 2002 between A&T Battery Corporation, Nam Tai Electronic & Electrical Products Limited and Toshiba Battery Co., Ltd. †
4.13	Sale and Purchase Agreement of 5 bearer shares in Mate Fair Group Limited between Spin King Limited and Nam Tai Electronics, Inc. dated September 6, 2000. (5% Indirect Ownership in TCL Mobile). (incorporated by reference to Exhibit 4.5 of the Company’s Form 20-F for the year ended December 31, 2000 filed with the SEC on March 21, 2001).
4.14	Common Share Purchase Agreement between Leesha Holdings Limited and Nam Tai Electronics, Inc. dated September 19, 2000 for purchase of 500,000 Deswell Industries Inc. common shares (incorporated by reference to Exhibit A of the Schedule 13D of the Company in relation to Deswell Industries, Inc. filed with the SEC on October 6, 2000).
4.15	Sale and Purchase Agreement of entire issued share capital of J.I.C. Group between J.I.C. Holdings (B.V.I.) Ltd., Mr. Joseph Li Shi Yuen, Mr. Chui Kam Wai and Nam Tai Electronics, Inc. dated September 26, 2000, including service agreements with Messrs. Li and Chui (incorporated by reference to Exhibit A of the Schedule 13D of Joseph Li Shi Yuen, Chui Kam Wai and J.I.C. Holdings (B.V.I.) Limited filed with the SEC on November 7, 2000).

Exhibit
Number	Description

4.16	Contract for Use of Land dated March 25, 1996 between Shenzhen City Baoan Xinan Gu Su Estate Residents Committee and Namtai Electronic (Shenzhen) Co. Ltd. regarding the use for 50 years of land situated at Zhuao, Gu Su Industrial Estate, Xihan, Baoan (incorporated by reference to Exhibit 2.7 of the Company’s Form 20-F for the year ended December 31, 1996 filed with the SEC on April 2, 1997).
4.17	Contract to Transfer the Right of Utilization of Land in Shenzhen dated April 26, 1999 between Shenzhen National Land Planning Bureau and Namtai Electronic (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 2.1 of the Company’s Form 20-F for the year ended December 31, 1999 filed with the SEC on March 29, 2000.
8.1	Diagram of Company’s subsidiaries. See Pages 25 to 27 of this Report.
10.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2	Letter from MCW. Todman & Co. dated February 10, 2003. †
10.3	Letter from MCW. Todman & Co. dated February 17, 2003. †
23.1	Consent of Grant Thornton.
23.2	Consent of Deloitte Touche Tohmatsu.

† Previously filed with the registrant’s Form 20-F filed with the SEC on February 28, 2003.