Form 20-F
period 2003-12-31
NAM TAI ELECTRONICS INC
filed 2004-03-10
CIK 829365

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2003

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-16673

Nam Tai Electronics, Inc.

(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common Shares, $0.01 par value per share

Securities registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

     As of December 31, 2003, there were 41,231,272 common shares of the registrant outstanding.

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

PART I
Item 1. Identity of Directors, Senior Management and Advisors
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Item 4. Information on the Company
Item 5. Operating and Financial Review and Prospects
Item 6. Directors, Senior Management and Employees
Item 7. Major Shareholders and Related Party Transactions
Item 8. Financial Information
Item 9. The Listing
Item 10. Additional Information
Item 11. Quantitative and Qualitative Disclosure About Market Risk
Item 12. Description of Securities Other Than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16. [Reserved]
Item 16 A. Audit Committee Financial Expert
Item 16 B. Code of Ethics
Item 16 C. Principal Accountant Fees and Services
Item 16 D. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19 Exhibits
SIGNATURES
EXHIBIT INDEX
Memorandum & Articles of Association June 26, 2003
Agmt between Sony Ericsson & Nam Tai March 20, '02
Agmt between Nam Tai(Shenzhen) & Sony Sept 15, '03
Agmt between Sony Ericsson & Nam Tai (Shenzhen)
Purchase Agmt between Citigroup & Nam Tai
Agmt between Omnivision & Namtai July 15 '03
Agmt between JIC Technology & Glory Gate June'03
Agmt Amend. between Sony Ericsson & Nam Tai Jan'03
Sale & Purchase Agmt JIC & Zastron March 10 '03
Sale & Purchase Agmt between Zastron & JIC March03
Agmt among Toshiba, Nam Tai, and Zastron, Jan 27
Agmt between Sony Ericsson & Nam Tai Jan 10 2003
Agmt between Sony Ericsson & Nam Tai Jan 10 2003
Basic Agmt between JCT Wireless & Nam Tai Jan '03
Basic Agmt between Optrex & Nam Tai Jan 1 2003
Basic agmt and two memo on Sept. 8, 2003
Agmt between Sony Computer & Nam Tai Sept 15 2003
Service Agmt between Sony Ericsson & Namtai 2003
Construction Agmt between Namtai & Takasago 2003
Investment Agmt & Shareholders Agmt Dec 9 2003
Supplemental Agmt Jan 2, 2004
Agmt between Frontier Profit & NamTai March 10, 04
Diagram of Subsidiaries (See p25-27 of Report)
Certification
Certification
Code of ethics
Independent Auditors' Consent Match 10 2004
Certification pursuant to Section 906
Certification pursuant to Section 906

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

PART I

     Unless the context otherwise requires, all references in this annual report, or Report, to “Nam Tai”, or “we”, or “our”, or “us”, and the “Company” refer to Nam Tai Electronics, Inc. and its consolidated subsidiaries and their respective predecessors. References to “dollars” or $ are to United States dollars.

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Financial Data

     Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The following selected statements of income data for each of the three years in the period ended December 31, 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our consolidated financial statements and notes thereto included in this Report. The selected statements of income data for each of the two years in the period ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled Item 5. Operating and Financial Review and Prospects and our consolidated financial statements including the related footnotes. All reference to numbers of common shares, per share data and stock option data have been adjusted to give effect to a three-for-one stock split effective on June 30, 2003 on a retroactive basis and for the purposes of earnings per share calculation, all references to numbers of common shares, and per share data have been adjusted to reflect an issuance of a stock dividend to shareholders at a ratio of one dividend share for every ten shares, or a ten-for-one stock dividend, effective on November 7, 2003.

	Year ended December 31,

	1999	2000	2001	2002	2003

		(in thousands except per share data)
Consolidated statements of income data:
Net sales — third parties	$145,054	$207,456	$212,934	$228,167	$385,524
Net sales — related party	—	6,232	21,072	7,849	20,782

Total net sales	145,054	213,688	234,006	236,016	406,306
Cost of sales	120,074	182,096	203,974	197,956	340,016

Gross profit	24,980	31,592	30,032	38,060	66,290
Operating costs and expenses:
Selling, general and administrative	14,913	17,646	21,974	17,983	24,866
Research and development	2,624	3,489	2,954	2,686	4,037
Impairment of goodwill	—	—	—	339	—
Non-recurring income	(848)	—	—	—	—

Total operating expenses	16,689	21,135	24,928	21,008	28,903

Income from operations	8,291	10,457	5,104	17,052	37,387
Equity in income (loss) of affiliated companies	1,146	(189)	1,867	10,741	498
Other income (expenses) — net	2,494	13,853	2,709	(6,043)	5,525
Interest expense	(192)	(165)	(178)	(790)	(121)
Write-off of investment in an unconsolidated subsidiary	(1)	—	—	—	—

Income before income taxes and minority interests	11,738	23,956	9,502	20,960	43,289
Income taxes benefit (expense)	60	33	(227)	(773)	(399)

Income before minority interests	11,798	23,989	9,275	20,187	42,890
Minority interests	—	12	(230)	(164)	(1,067)

Income after minority interests	11,798	24,001	9,045	20,023	41,823
Discontinued operation	—	—	—	—	1,979

Net income	$11,798	$24,001	$9,045	$20,023	$43,802

Earnings per share:
Basic	$0.38	$0.80	$0.27	$0.57	$1.09

Diluted	$0.38	$0.78	$0.26	$0.57	$1.07

Weighted average shares:
Basic	30,783	30,077	33,905	34,885	40,336

Diluted	31,075	30,938	34,298	35,430	40,839

	At December 31,

	1999	2000	2001	2002	2003

	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$54,215	$58,896	$58,676	$82,477	$61,827
Working capital	61,265	89,568	83,982	87,408	96,801
Property, plant and equipment — net	44,717	44,599	70,414	75,914	77,647
Total assets	158,747	208,370	224,573	275,086	297,695
Short-term debt, including current portion of long-term debt	6,949	1,523	3,687	14,970	3,004
Long-term debt, less current portion	—	—	12,860	2,812	1,688
Total debt	6,949	1,523	16,547	17,782	4,692
Shareholders’ equity	125,568	162,364	169,351	202,128	217,118
Common Shares	264	306	312	360	412
Total dividend per share	0.11	0.45	0.13	0.49	1.00

Risk Factors

     We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in this document and other documents filed with the Securities and Exchange Commission, in press releases, in reports to shareholders, on our website, and other documents. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with this “safe harbor”, we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Any such statements are qualified by reference to the following cautionary statements:

Risks Related to Our Business

We are dependent on a few large customers, the loss of any of which could substantially harm our business and operating results.

     Historically, a substantial percentage of our sales have been to a small number of customers. During the years ended December 31, 2001, 2002 and 2003, sales to our customers accounting for 10% or more of our net sales aggregated approximately 44.1%, 60.2% and 46.7%, respectively, of our net sales. The loss of Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB or Toshiba Matsushita Display Technology Co. Ltd., each of which accounted for more than 10% of our net sales during 2003, or a substantial reduction in orders from any of them, would materially and adversely impact our business and operating results.

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

     Sales to our original equipment manufacturer, or OEM, customers are primarily based on purchase orders we receive from time to time rather than firm, long-term purchase commitments. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Further, during times of potential component shortages we have purchased, and may continue to purchase, raw materials and component parts in the expectation of receiving purchase orders for products that use these components. In the event actual purchase orders are delayed, are not received or are cancelled, we would experience increased inventory levels or possible write-down of raw material inventory that could materially and adversely affect our business and operating results. In 2001, we wrote down inventory for $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders. Subsequently, we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, and the gain of $2.0 million was recorded in cost of sales during 2002.

If we are unable to produce our new products in a high-quality and cost-effective manner, our gross margins and business and operating results could be materially and adversely affected.

     We have experienced increased costs associated with developing advanced manufacturing techniques to produce our complex products on a mass scale and at a low cost. This has negatively impacted our gross margins. For example, our initial production runs of liquid crystal display, or LCD, modules experienced low production yields and other inefficiencies. We have commenced production of radio frequency, or RF, modules, thin film transistor, or TFT, modules, color LCD modules and complementary metal oxide semiconductor, or CMOS, sensor modules, in relation to which we have relatively limited manufacturing experience. We expect that a substantial portion of our growth will come from our manufacture of these products. While we expect and plan for such increased costs in our new product manufacturing cycle, we cannot precisely predict the time and expense required to overcome initial problems and to ensure reliability and high quality at an acceptable cost. The increased costs and other difficulties associated with manufacturing RF modules, TFT modules, color LCD modules, CMOS sensor modules and other new products could have a negative impact on our future gross margins. In addition, even if we develop capabilities to manufacture new products, there can be no guarantee that a market will exist for such products or that such products will adequately respond to market trends. If we invest resources to develop capabilities to manufacture new products, like the investment in our new factory, for which a market does not develop, our business and operating results would be seriously harmed. Even if the market for our services grows, it may not grow at an adequate pace.

Our inability to utilize capacity at our new factory could materially and adversely affect our business and operating results.

     In order to expand production capacity, we intend to use approximately $40 million to construct and equip a new factory consisting of approximately 250,000 square feet on land adjacent to our principal manufacturing facilities in Shenzhen, People’s Republic of China, or China. Construction began in September 2003, and we expect it to be completed by the end of the fourth quarter in 2004. For the year ended December 31, 2003, we spent $1.2 million on this construction. Once our new factory is completed, we will have committed substantial expenditures and resources constructing and equipping this factory but cannot guarantee that we will fully utilize such additional capacity. Our factory utilization is dependent on our success in providing manufacturing services for new or other products that we intend to produce at that factory, including image capturing devices and their modules, such as CMOS sensor modules, RF modules, TFT and color LCD modules and handset assemblies for cellular phones, at a price and volume sufficient to absorb our increased overhead expenses. Demand for contract manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our new factory.

We face increasing competition, which has had an adverse effect on our margins.

     Competition in the electronics manufacturing services, or EMS, industry is intense and is characterized by price erosion, rapid technological change, and competition from major international companies. This intense competition has resulted in pricing pressures, lower sales and reduced margins. Over the last several years our margins have declined substantially, from 17.2% in 1999 to approximately 16.3% in 2003. Continuing competitive pressures could materially and adversely affect our business and operating results.

We may not be able to compete successfully with our competitors, many of which have substantially greater resources than we do.

     The electronics manufacturing services we provide are available from many independent sources as well as from our current and potential customers with in-house manufacturing capabilities. Our EMS competitors include Celestica, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation. Our principal competitors in the manufacture of our traditional product lines of calculators, personal organizers and linguistic products include Kinpo Electronics, Inc. and Inventec Co. Ltd. Our competitors in the manufacturing of image capturing devices and their modules include Lite-On Technology Corporation, The Primax Group and Logitech, Inc. Our competitors in the manufacturing of RF modules include Wavecom and WKK International (Holdings) Ltd. We have numerous competitors in the telecommunication, subassemblies and components product lines, including Philips, Samsung and Varitronix. Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do. As a result, we may be unable to compete successfully with these organizations in the future.

We must spend substantial amounts to maintain and develop advanced manufacturing processes and engage additional engineering personnel in order to attract new customers and business.

     We operate in rapidly changing industries. Technological advances, the introduction of new products and new manufacturing and design techniques could materially and adversely affect our business unless we are able to adapt to those changing conditions. As a result, we are continually required to commit substantial funds for, and significant resources to, engaging additional engineering and other technical personnel and to purchase advanced design, production and test equipment.

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

     Most of our sales are to customers in the electronics industry, which is subject to rapid technological change, product obsolescence and short product life cycles and has suffered from an industry-wide slowdown since 2000. The factors affecting the electronics industry in general, or any of our major customers or competitors in particular, could have a material adverse effect on our business and operating results. Our success will depend to a significant extent on the success achieved by our customers in developing and marketing their products, including their products that use RF modules, color straight-twisted nematic, or STN, LCD modules, TFT modules and CMOS sensor modules, some of which may be new and untested. If our customers’ products become obsolete, fail to gain widespread commercial acceptance or become the subject of intellectual property disputes, this could harm our business and operating results.

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

     For example, in 1998, we made a provision for, and subsequently wrote off, our entire $10.0 million investment in Albatronics (Far East) Company Limited, or Albatronics.

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

     We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the Cayman Islands, Hong Kong and China. We have administrative offices in Hong Kong and our People’s Republic of China, or PRC, headquarters are located in Macao, China. We manufacture all of our products in China. As of December 31, 2003, approximately 76.5% of the net book value of our total fixed assets is located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, China and Southeast Asia. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

If there is an adverse outcome in a putative class action litigation that has been filed against us, our business could be seriously harmed.

     On March 11, 2003, we were served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.), or the Rocco Action. In addition to Nam Tai, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.), or the Steigler Action, and together with the Rocco Action, the Actions. The Actions have been consolidated since July 2003 and purports to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 18, 2003. Plaintiffs in the Actions assert claims under Section 10(b) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class periods concerning the partial reversal of an inventory provision and a charge to goodwill related to Nam Tai’s LCD panels and transformers segment, or LPT segment. We have filed a motion to dismiss the lawsuit and the putative class action has not been certified as a class action by the court. In any event, our motion to dismiss was heard in November 2003 and we are awaiting the judgment of the court thereof. Nam Tai believes it has meritorious defenses and it intends to defend the case vigorously. Nam Tai is aware of no other actions that have been filed which relate to these matters. The ultimate outcome of this litigation cannot be presently determined. However, this litigation could be very costly and divert our management’s attention and resources. In addition, we have no insurance covering our liability, if any, or that of our officers and directors, and we will have to pay the costs of defense. Any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could materially and adversely affect our business and operating results.

We are dependent on certain members of our senior management.

     We are substantially dependent upon the services of Mr. Tadao Murakami, our Chairman of the Board of Directors, Mr. Joseph Li, our Chief Executive Officer and President, and Mr. M. K. Koo, our Chief Financial Officer. We have employment agreements with each of Mr. Murakami, Mr. Koo and Mr. Joseph Li. Mr. Murakami’s employment may be terminated immediately and, pursuant to Mr. Koo’s and Mr. Joseph Li’s agreements, their employment may be terminated upon short notice. Mr. Koo’s and Mr. Li’s employment agreements provide that they may not compete with our business nor solicit any of our customers or employees for a period of six months following termination for any reason under the employment agreements. Mr. Murakami’s agreement does not have comparable provisions. Accordingly, Mr. Murakami may engage in a business that is in competition with us after his termination, which may have a material adverse effect on our business and operating results. We maintain no key person insurance on these individuals. The loss of the services of any of these officers could have a material adverse effect on our business and operating results.

We may be unable to succeed in recovering on our judgment debts against Tele-Art.

     We have two judgments in our favor against Tele-Art, Inc. awarded by The High Court of Justice in the British Virgin Islands for approximately $35.0 million. Because Tele-Art, Inc. is in liquidation, we may not realize the entire amount of our judgments, and the actual amount of the recovery, if any, is uncertain and dependent on a number of factors. We may incur substantial additional costs in pursuing our recovery, and such costs may not be recoverable.

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

We may not pay dividends in the future.

     Although we have declared dividends during each of the last ten years, we may not be able to declare them or may decide not to declare them in the future. Our China subsidiaries are required to reserve 10% of profits for future development, which may affect our ability to declare dividends. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future, we may not continue them in any future period.

Risks Related to Our Operations in China, Hong Kong and Macao

     Our manufacturing facilities are located in China and some of our subsidiaries and several of our customers and suppliers are located in Hong Kong and China. Our PRC headquarters are located in Macao, China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China, Hong Kong and Macao, which are discussed in more detail below.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could harm our business and operating results.

     Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activities and decentralization of economic regulation with a move towards a market economy. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect our business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China.

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

     Under applicable Chinese law, we have been afforded a number of tax concessions by, and tax refunds from, the Chinese tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our Chinese manufacturing operations. However, the Chinese tax system is subject to substantial uncertainties with respect to its interpretation and enforcement. Following the Chinese government’s program of privatizing many state-owned enterprises, the Chinese government has oftempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that would increase our future tax liabilities or deny us expected concessions or refunds. For example, the tax reform of reducing the VAT tax refund from 17% to 13%, with effect from January 1, 2004, may affect our margins.

Our results have been affected by changes in currency exchange rates. Changes in currency rates involving the Japanese yen, Hong Kong dollar or Chinese renminbi could increase our expenses.

     Our financial results have been affected by currency fluctuations, resulting in total foreign exchange losses of $62,000 during the year ended December 31, 2003 and total foreign exchange losses of $345,000 during the year ended December 31, 2002 and total foreign exchange gains of $530,000 during the year ended December 31, 2001. We sell most of our products in United States dollars and pay our expenses in United States dollars, Japanese yen, Hong Kong dollars, and Chinese renminbi. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk presently results from material purchases we make in Japanese yen. Approximately 16%, 8% and 16% of our material costs have been in yen during the years ended December 31, 2001, 2002 and 2003, respectively, but sales made in yen accounted for less than 11% of sales for each of the last three years. An appreciation of yen against the U.S. dollar would increase our expenses when translated into U.S. dollars and would materially and adversely affect our margins unless we made sufficient sales in yen to offset against material purchases made in yen.

     Approximately less than 1% and 8% of our revenue and 13% and 12% of our expenses were in Chinese renminbi and Hong Kong dollars, respectively, during the year ended December 31, 2003. Approximately 4% and 10% of our revenues and 18% and 15% of our expenses were in Chinese renminbi and Hong Kong dollars, respectively, during the year ended December 31, 2002. An appreciation of the Chinese renminbi or Hong Kong dollar against the U.S. dollar would increase our expenses when translated into U.S. dollars and could materially and adversely affect our margins. In addition, a significant devaluation in the Chinese renminbi or Hong Kong dollar could harm our business if it destabilizes the economy of China or Hong Kong, creates serious domestic problems or increases our borrowing costs.

We have suffered losses from hedging against our currency exchange risk.

     From time to time, we have attempted to hedge our currency exchange risk. We did not engage in currency hedging transactions for fiscal year 2002 and 2003. We have experienced in the past and may experience in the future losses as a result of currency hedging.

Political and economic instability in Hong Kong could harm our operations.

     Some of our subsidiaries’ offices and several of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was resumed by China effective July 1, 1997. Since then, Hong Kong has become a Special Administrative Region of China, enjoying a high degree of autonomy except for foreign and defense affairs. Moreover, China’s political system and policies are not practiced in Hong Kong. Under the principle of “one country, two systems,” Hong Kong maintains a legal system that is based on the common law and is different from that of China. It is generally acknowledged as an open question whether Hong Kong’s future prosperity in its role as a hub and gateway to China after China’s recent accession to the World Trade Organization (introducing a market liberalization in China) will be diminished. The continued stability of political, economic or commercial conditions in Hong Kong remains uncertain, and any instability could materially and adversely impact our business and operating results.

The spread of severe acute respiratory syndrome or similar illnesses may have a negative impact on our business and operating results.

     In March 2003, several economies in Asia, including Hong Kong and southern China, where our operations are located, were affected by the outbreak of severe acute respiratory syndrome, or SARS. Since January 2004, there has been a total of six confirmed SARS cases in southern China, Taiwan and Singapore. If there is a recurrence of a serious outbreak of SARS, it may adversely affect our business and operating results. For example, the future SARS outbreak could result in quarantines or closures to some of our factories if our employees are infected with SARS and ongoing concerns regarding SARS, particularly its effect on travel, could negatively impact our China-based customers and suppliers and our business and operating results.

     In addition, there has recently been an outbreak of avian influenza in humans in both Thailand and Vietnam, which has proven fatal in some instances. If such an outbreak were to spread to southern China, where our operation facilities are located, it may adversely affect our business operating results.

Risks Related to Our Industry

We are exposed to general economic conditions. The current slowdown in the technology products industry has affected and we expect it to continue to affect our business and operating results adversely.

     As a result of the economic downturn in the United States and internationally, and reduced capital spending, sales to OEMs in the electronics industry declined beginning in the second quarter of fiscal year 2001 and continuing through 2002. Lower consumer demand and high customer inventory levels have resulted in the delay and cancellation of orders for nearly all types of electronic products. As a result of order cancellations in 2001, we were required to write-down slow-moving inventory, which materially and adversely impacted our net income in 2001. Although the industry experienced a recovery in 2003, we cannot assure that this recovery is sustainable or that the industry will not further decline. If the economic conditions in the United States or the other markets we serve worsen or in the electronics and contract manufacturing businesses particularly, or if a wider or global economic slowdown occurs, this could materially and adversely impact our business and operating results.

The current economic downturn in the EMS industry could continue to have a material adverse effect on our business and operating results.

     In 2001 and 2002, the EMS industry was in an economic slowdown with an uncertain outlook. Some of the major contract manufacturers and OEMs worldwide had announced job reductions and plant closures aimed at reducing costs. Industry analysts had reduced their projections of the future growth of the EMS segment. Furthermore, Wall Street analysts had reduced earnings and revenue estimates across the entire EMS sector and had reported that the EMS industry had excess capacity. For example, the EMS industry in which we operate experienced a decrease in demand in 2001 and 2002. Softening demand for our products and services caused by the ongoing economic downturn was responsible in part for a decline in our operating income in 2001, as well as our write-down for slow-moving inventory. Although the industry experienced a recovery in 2003, we cannot assure that this recovery is sustainable or that the industry will not further decline.

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

     On March 1, 2004, members of our management and Board of Directors as a group beneficially owned approximately 37.9% of our common shares. As a result, acting together they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

Risks Related to Our Foreign Private Issuer Status

It may be difficult to serve us with legal process or enforce judgments against our management or us.

     We are a British Virgin Islands holding corporation having our PRC headquarters in Macao, China and some of our subsidiaries in Hong Kong. We have appointed Stephen Seung, 2 Mott Street, Suite 601, New York, New York 10013 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. However, outside the United States, it may be difficult for investors to enforce judgments against us obtained in the United States in any of these actions, including actions based upon civil liability provisions of the Federal securities laws. In addition, all of our officers and most of our directors reside outside the United States and all of our assets, and the assets of those persons who reside outside of the United States, are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against those persons or us judgments obtained in United States courts grounded upon the liability provisions of the United States securities laws. There is substantial doubt as to the enforceability against us or any of our directors and officers located outside of the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely on the civil liability provisions of the securities laws of the United States.

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

     No treaty exists between Macao and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Macao are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Macao for recovery of this debt. A Macao court will only accept a foreign judgment as evidence of a debt due if:

•	there is no doubt to the authenticity of the judgment documents and the understanding of the judgment;

•	pursuant to the law of the place of judgment, the judgment is final and conclusive;

•	the judgment was not obtained by fraud or the matter in relation to the judgment is not within the exclusive jurisdiction of Macao courts;

•	the judgment will not be challenged on the ground that the relevant matter has been adjudicated by the Macao court, except matters which have first been adjudicated by courts outside Macao;

•	pursuant to the law of the place of the judgment, the defendant has been summoned and the proceedings in which the judgment was obtained were not contrary to natural justice; and

•	the enforcement of the judgment will not cause any orders that may result in apparent public disorder.

     Enforcement of a foreign judgment in Macao may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, and moratorium or similar laws relating to or affecting creditors’ rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

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

Our status as a foreign private issuer exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections and information afforded to investors.

     We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Securities Exchange Act of 1934 requiring the filing with the Commission of quarterly reports on Form 10-Q, current reports on Form 8-K or annual reports on Form 10-K;

•	the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Securities Exchange Act of 1934 requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

     In addition, because the Company is a foreign private issuer, certain of the corporate governance standards of the NYSE that are applied to domestic companies listed on that exchange may not be applied to us.

     Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE.

Item 4. Information on the Company

History and Development of Nam Tai

     Nam Tai Electronics, Inc. was founded in 1975 and moved its manufacturing facilities to the People’s Republic of China, or China, in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, China in order to capitalize on opportunities offered in Southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. Our principal manufacturing and design operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Our PRC headquarters are located in Macao, China. Some of our subsidiaries’ offices are located in Hong Kong, which provides us access to Hong Kong’s infrastructure of communication and banking and facilitates management of our China operations and transportation of our products out of China through the port of Hong Kong.

     Our corporate administrative matters are conducted in the British Virgin Islands through our registered agent, McW. Todman & Co., McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is Stephen Seung, 2 Mott Street, Suite 601, New York, New York 10013. Our principal executive offices are located in the British Virgin Islands at 116 Main Street, 3rd Floor, Road Town, Tortola, British Virgin Islands, and the telephone number is (284) 494-7752.

     In 1978, Mr. Koo, the founder of the Company, began recruiting operating executives from the Japanese electronics industry. These executives brought years of experience in Japanese manufacturing methods, which emphasize quality, precision, and efficiency in manufacturing. Senior management currently includes Japanese professionals who provide technical expertise and work closely with both our Japanese component suppliers and customers.

     For a number of years, we specialized in manufacturing large-volume, hand-held digital consumer electronic products and established a leading position in electronic calculators and handheld organizers for OEMs such as Texas Instruments Incorporated and Sharp Corporation. Over the years, we have broadened our product mix to include a range of digital products for business and personal use, as well as key components and subassemblies for telecommunications and consumer electronic products. In August 1999, we established Nam Tai Telecom (Hong Kong) Co. Ltd., which targets the expanding market for telecommunications components including LCD modules as well as end products, including cordless phones and family radio systems. Nowadays, color and monochrome LCD modules to display information have become one of our major products. Since December 2002, we have also produced RF modules for integration into cellular phones and other hand-held consumer electronic products, such as personal digital assistants, or PDAs, laptop computers and other products with wireless connectivity. In 2003, we further diversified our product mix by manufacturing CMOS sensor modules for integration into various image capturing devices such as digital cameras for cellular phones, and home entertainment products, flexible printed circuit, or FPC, subassemblies for integration into various LCD modules, front light panels for handheld video game devices, digital camera accessories for use with the cellular phones and home entertainment products.

     In September 2000, we acquired for $2.0 million a 5% indirect shareholding in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd., together known as TCL Mobile, through the acquisition of 25% of the outstanding shares of Mate Fair Group Limited, or Mate Fair, a privately held investment holding company incorporated in the British Virgin Islands with a 20% shareholding interest in TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in China as well as overseas markets. In October 2002, we began to provide TCL Mobile with mobile LCD modules used in its mobile phones.

     In October 2000, we completed the acquisition of the J.I.C. Group (BVI) Limited. The J.I.C. Group (B.V.I.) Limited and its subsidiaries, or the J.I.C. Group, are principally engaged in the manufacture and marketing of transformers and LCD panels, a key component for a variety of consumer electronic products. Of the purchase price of $32.8 million, we paid $11.0 million in cash and issued 3.48 million of our common shares.

     In November 2002, Mate Fair sold a portion of its equity interest in Huizhou TCL Mobile Communication Co., Ltd. for which we received proceeds of approximately $10.4 million, reducing our direct equity interest (held through Mate Fair) in TCL Mobile to approximately 3%. In November 2002, we invested $5.1 million of the proceeds in TCL International Holdings Limited’s 3% convertible notes that are due in November 2005. In August 2003, we disposed of those convertible notes to independent third parties and received proceeds of approximately $5.03 million in cash. TCL International Holdings Limited is another company in the TCL Group, which consists of the TCL Corporation and its subsidiaries, and is publicly listed on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange.

     In January 2002, we acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.), for a consider of $12.0 million. TCL Corporation, an enterprise established in the PRC, is the parent company of the TCL Group of companies. TCL Corporation changed from a limited liability company to a company limited by shares in April 2002. In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at Chinese renminbi 4.26 (equivalent to $0.52) per A-share. The Company’s interest in TCL Corporation has since been diluted to 3.69% and represents 95.52 million promoter’s shares of TCL Corporation after its initial public offering.

     In January 2002, we entered into a transaction which resulted in the listing of a company holding J.I.C. Group’s business on the Hong Kong Stock Exchange. To effect the transaction, we entered into an agreement with the liquidators of Albatronics, whose shares had been listed on the Hong Kong Stock Exchange and which was placed into voluntary liquidation in August 1999. Under the agreement, we agreed to transfer the J.I.C. Group into J.I.C. Technology Company Limited, a new company, for a controlling interest in J.I.C. Technology Company Limited. Albatronics’ listing status on the Hong Kong Stock Exchange was withdrawn and J.I.C. Technology Company Limited was listed on the Hong Kong Stock Exchange free from the liabilities of Albatronics. This arrangement was more cost effective than using an initial public offering. For our contribution to J.I.C. Technology Company Limited, we received a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock, respectively, of companies organized under U.S. law and which upon their full conversion, could result in us, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of J.I.C. Technology Company Limited. On June 4, 2002, the reverse merger was completed and all the shares of Albatronics were transferred to the liquidators for a nominal consideration. The preference shares are non-redeemable, non-voting shares that rank pari passu with ordinary shares of J.I.C. Technology Company Limited on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including Nam Tai) may convert them if such conversion would result in the minimum public float of 25%, which required under the Hong Kong Stock Exchange Listing Rules, not being met. In August 2002, we acquired an additional 7,984,000 ordinary shares of J.I.C. Technology Company Limited for a cash consideration of $437,000. During the period from June to November 2003, we disposed of a total of 42,600,000 ordinary shares for cash consideration of $4.0 million. In November 2003, we converted 175,100,000 preference shares into 170,000,000 ordinary shares of J.I.C. Technology Company Limited. As of December 31, 2003, we held 263,900,688 ordinary shares of J.I.C. Technology Company Limited, equivalent to 74.86% of issued ordinary shares, and 423,320,000 preference shares. Upon full conversion of the preference shares owned, we will hold approximately 88.39% of J.I.C. Technology Company Limited.

     In January 2003, we invested $10.0 million for a 25% equity interest in Alpha Star Investments Ltd., the ultimate holding company of JCT Wireless Technology Limited, or JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software and is using us to manufacture wireless communication terminals and their related modules for JCT. As of December 31, 2003, we recognized net sales of $20.8 million to JCT for 2003.

     In January 2003, we disposed of 20% of our equity interest in Namtek Software Development Company Limited to a company that is owned by the management of Namtek Software Development Company Limited for a cash consideration of $160,000. As of the date of disposal, Namtek Software Development Company Limited was fair valued at $3.3 million.

     On January 23, 2003, the listing of our shares was transferred to the NYSE from the NASDAQ National Market with symbol of “NTE”. On June 30, 2003, we implemented a three-for-one stock split with both the stock size and market price to be divided by three. As of December 31, 2003, there were 41,231,272 common shares outstanding.

     In June 2003, one of our subsidiaries, J.I.C. Technology Company Limited, disposed of its transformers operation to a third party for a cash consideration of $2.4 million. The gain from disposal of this discontinued operation amounted to $2.0 million, net of $0.1 million shared by minority interest.

     In August 2003, we set up our PRC headquarters in Macao, due to our continuous increase in investment in China. Macao, like Hong Kong, is a special administrative region of the China and has recently introduced an incentive program to attract investment in Macao.

     In November 2003, our common shares were listed in the Regulated Unofficial Market (Freiverkehr) on the Frankfurt Stock Exchange, in Germany. The stocks are being traded on Xetra, the Deutsche Borse AG electronic trading system under the stock symbol of “884852”.

     In December 2003, we placed approximately $5.3 million into an escrow account for an investment in Stepmind. The investment will be in two phases. For the first phase, approximately $2.64 million, representing 7.66% of the equity interest in Stepmind, was released to Stepmind in January 2004. The second phase amounting to approximately $2.65 million will be released to Stepmind in August 2004 subject to fulfillment of certain conditions. Upon successful subscription of the shares in the second phase, our total investment will represent 11.33% of the equity interest in Stepmind. Stepmind was founded in July 2000 and is a fabless solutions and components supplier, developing applications which require high performance and secured data links.

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

Capital Expenditures

     Our principal capital expenditures and divestitures over the last three years include the following:

	2001	2002	2003

Property, plant and equipment (net)	$36,013,000	18,485,000	17,053,000

     Our capital expenditures in 2003 included:

•	$6.0 million for machinery for manufacturing RF modules,

•	$1.2 million for new factory expansion,

•	$0.4 million for machinery on FPC sub-assembly,

•	$1.7 million for expansion of our high resolution color LCD module production capacity,

•	$6.7 million for other capital equipment, and

•	$1.1 million for construction of new trade union building for the use of our workers in China.

     Our major capital expenditures in 2002 included:

•	$12.3 million for new STN LCD panel production line, and

•	$4.0 million for completion of the new factory expansion.

     Our major capital expenditures in 2001 included:

•	$13.0 million for the purchase and interior improvements on 24,200 square feet of contiguous prime office space at Shun Tak Centre in the Central district of Hong Kong,

•	$6.4 million for the purchase of new staff residences in Hong Kong,

•	$5.5 million for the construction and machinery for a new 138,000 square foot five-story factory building within the Company’s existing manufacturing complex,

•	$5.5 million for the purchase of new chip on glass production lines, and

•	$2.0 million for the additions to and improvement of the production facilities for producing LCD products.

     In order to expand production capacity, we are building a new factory consisting of approximately 250,000 square feet adjacent to our principal manufacturing facilities in Shenzhen, China. The construction commenced in September 2003 and we expect construction to be completed by the end of the fourth quarter in 2004. We have budgeted $40.0 million to cover the cost of construction and fixtures and equipment for the new factory, of which $1.2 million has already been spent in 2003. We plan to finance these improvements to our manufacturing facilities from cash resources and banking facilities.

     Other capital expenditures we have planned for 2004 include:

•	$6.7 million for machinery for manufacturing RF modules,

•	$2.0 million for the expansion of our high resolution color LCD module production capacity,

•	$3.9 million for machinery for FPC subassembly, and

•	$6.5 million for expansion of our LCD factory.

     Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant amount of additional acquisition or strategic investment opportunities, which we regularly explore.

Business Overview

     We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, FPC subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

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

     We were founded in 1975 as an electronic products trading company based in Hong Kong and shifted our focus to manufacturing of electronic products in 1978. We moved our manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, China in order to capitalize on opportunities offered in Southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. Our principal manufacturing and design operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Our PRC headquarters are located in Macao, China. Some of our subsidiaries’ offices are located in Hong Kong, which provides us access to Hong Kong’s infrastructure of communication and banking and facilitates management of our China operations and transportation of our products out of China through the port of Hong Kong.

Our Customers

     Historically, we have had substantial recurring sales from existing customers. About 89.1% of our 2003 net sales came from customers that also used our services in 2002. While we seek to diversify our customer base, a small number of customers currently generate a significant portion of our sales. Sales to our 10 largest customers accounted for 83.7%, 84.8% and 84.9% of our net sales during the years ended December 31, 2001, 2002 and 2003, respectively. Sales to customers accounting for 10% or more of our net sales in the year ended December 31, 2001, 2002 or 2003 were as follows:

	Year ended
	December 31,

	2001	2002	2003

Epson Precision (HK) Ltd.	29.9%	32.2%	24.8%
Sony Ericsson Mobile Communications AB	*	16.9	11.3%
Texas Instruments Incorporated	14.2	11.1	*
Toshiba Matsushita Display Technology Co. Ltd	*	*	10.6%

*	Less than 10% of our total net sales.

     Our largest OEM customers based on net sales during 2003 include the following (listed alphabetically):

Customer	Products

Appeal Telecom Co., Ltd	CMOS modules
Canon Electronic Business Machines (H.K.) Co. Ltd	Electronic dictionaries and calculators
Epson Precision (H.K.) Ltd.	LCD modules for cellular phones
Goyo Paper Working Co., Ltd	Game front light panel assembly
Hitachi Media Electronics Co. Ltd(1)	Transformers
JCT Wireless Technology Limited	RF modules and cellular phones in semi-knocked down, or SKD, form
Kanda Tsushin Kogyo Co Ltd (affiliate of Fujitsu)	Caller ID function phones
Mobile Soft Tech, Ltd	Attached Camera
Nanox Ltd.	LCD panels for cordless phones and household appliances
Nishimura Musen Denki Co. Ltd(1)	Transformers
Omnivision Technologies, Inc.	PC Camera, CMOS sensor modules
Optrex Corporation	Assemblies for LCD modules
Seiko Instruments Inc.	Electronic dictionaries
Sharp Corporation	Calculators, pocket computers and control panel modules
Sony Computer Entertainment Europe Limited	Home entertainment products
Sony Corporation	Electronic dictionaries
Sony Ericsson Mobile Communications AB	Mobile phone digital camera accessories
Stanley Electric (Asia Pacific) Ltd.	LCD panels for car audio devices
Texas Instruments Incorporated	Calculators
Toshiba Matsushita Display Technology Co. Ltd.	LCD modules for cellular phones
Wuxi Sharp Electronic Components Co. Ltd	Telecom printed circuit board, or PCB, modules

(1)	We sold our transformers operation to a third party in June 2003.

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

Our Products

     The dollar amount (in thousands) and percentage of our net sales by business segment and product category for the years ended December 31, 2001, 2002 and 2003 were as follows:

	Year ended December 31,

	2001		2002		2003

	Dollars	Percent	Dollars	Percent	Dollars	Percent

Consumer Electronic Products:
Telecom component assembly(1)	$121,751	52%	$103,625	44%	$236,812	58%
LCD consumer products	73,596	32	94,207	40	124,128	31
Software development services	2,701	1	2,923	1	4,041	1
LCD Panels and Transformers(2)
LCD panels	24,977	11	23,937	10	35,041	9
Transformers(3)	10,981	4	11,324	5	6,284	1

	$234,006	100%	$236,016	100%	$406,306	100%

(1)	Included in component assembly are our sales from our manufacture of rechargeable battery packs through a joint venture we had with Toshiba Battery Co., Ltd. We sold our interest in the joint venture to a Toshiba related company and ceased manufacturing rechargeable battery packs as of April 30, 2002. Accordingly, revenue from sales of battery packs was not included after that date.

(2)	LCD panels and components consist of products manufactured and sold by our subsidiaries in the J.I.C. Group. We acquired the J.I.C. Group in 2000 and their sales were consolidated with ours beginning on October 1, 2000.

(3)	We sold our transformers operation to a third party in June 2003.

Please refer to page F-34 of the consolidated financial statements and Item 8. Financial Information — Export Sales, which sets forth the information of net sales to customers by geographic area.

Consumer Electronic Products

Component Assembly

     We manufacture the following subassemblies and components:

•	Color and monochrome LCD modules to display information as part of telecommunication products such as cellular phones and telephone systems, appliances and office automation products, such as copiers and facsimile machines. Our LCD modules could be manufactured for use in most other hand-held consumer electronic devices, such as electronic games and digital cameras.

•	RF modules, which we began manufacturing in December 2002, for integration into cellular phones. These modules could be manufactured for use in most other hand-held consumer electronic products, such as PDAs, laptop computers and other products with wireless connectivity.

•	CMOS sensor modules, which we began manufacturing in June 2003, for integration into various image capturing devices such as digital cameras for cellular phones and home entertainment products.

•	Cellular phones in SKD form.

•	FPC subassemblies, which we began manufacturing in March 2003 for integration into various LCD modules.

•	Front light panels for handheld video game devices, which we began manufacturing in January 2003.

•	1.9 and 2.4 GHz high frequency cordless telephones, home feature phones, family radio systems and transceivers.

LCD Consumer Products

     The LCD-based consumer electronic products we manufacture are primarily finished products and include:

•	Digital camera accessories for use with the cellular phones and home entertainment products.

•	Electronic calculators that include basic function calculators, desktop display style, scientific and advanced graphic calculators.

•	Digital management devices that include PDAs and electronic personal organizers.

•	Linguistic products, including electronic dictionaries, spell checkers and language translators.

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

LCD Panels and Transformers

     With the acquisition of J.I.C. Group in October 2000, we began producing LCD panels and transformers.

LCD Panels

     LCD panels are information display components and are featured in numerous electronics products, including watches, clocks, calculators, pocket games, PDAs and cellular and wireless telephones. Currently, we use only a small portion of the LCD panels in our assembly operations. We plan to increase the volume of LCD panels we supply by approximately 50% to our assembly business in 2004.

Transformers

     Transformers are generally used to increase or reduce the voltage of an electric power supply to allow a particular part of electrical equipment to be used. The transformers we produce are used in home appliances, telecommunications equipment, computers and computer peripherals. We sold our transformers operation to a third party in June 2003.

Our Manufacturing and Assembly Capabilities

     We utilize the following production techniques:

•	Chip on Film, or COF, is an assembly method for bonding integrated circuit chips and other components onto a flexible printed circuit. This process allows for greater compression of the size of a product when assembled enabling the production and miniaturization of small form factor devices like cellular phones, PDAs, digital cameras and notebook PCs. At December 31, 2003, we had two COF machines. These machines connect the bump of Large Scale Integrated, or LSI, driver onto FPC pattern with Anisotropic Conductive Film, or ACF, and mount chip resister cap components to FPC through Surface Mount Technology, or SMT, is available. These COF machines have the ability to pitch fine to 40 micrometers and a total production capacity of up to 400,000 chips per month.

•	Chip On Glass, or COG, is a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. At December 31, 2003, we had 13 COG lines. These machines provide an LCD, dimension of up to 200 millimeters (length) x 150 millimeters (width) x 2.8 millimeters (height), a process time per chip of five seconds, a pin pitch fine to 50 micrometers and a total production capacity of up to 4,000,000 chips per month.

•	Chip On Board, or COB, is a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. We use COB in the assembly of consumer products such as calculators, personal organizers and linguistic products. At December 31, 2003, we had 48 COB machines. These machines are fully automatic bonding machines and use ultrasonic mounting technology. The bonding time, pressure, power and each wire loop are under machine programmable control. These machines provide a high speed chip mounting time of per 2 millimeters wire per 0.25 second, a bond pad fine to 75 micrometers and a total production capacity of up to 2,600,000 per month.

•	Outer Lead Bonding, or OLB, is an advanced technology used to connect PCBs and large-scale integrated circuits with a large number of connectors. We use this technology to manufacture complex miniaturized products, such as high-memory PDAs. At December 31, 2003, we had three OLB machines. The machines include multi-pinned Tape Carrier Packaged Large Scale Integrated Circuit, or TCP LSIC, bonding which is up to 280 pins, which also provide ultra thin assembly with module thickness to around one millimeter and high accuracy bonding with pin pitch to 100 micrometers. The total production capacity is 12,000 per month.

•	Tape Automated Bonding with Anisotropic Conductive Film, or TAB with ACF, is an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. At December 31, 2003, we had 27 systems of TAB with ACF machines. The machines provide process time of 25 seconds per component, a pin pitch fine to 200 micrometers and a total production capacity of up to 2,360,000 components per month.

•	Fine Pitch Heat Seal Technology, or FPHS technology, allows us to connect LCD displays to PCBs produced by COB and outer lead bonding that enables very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs. At December 31, 2003, we had eight machines utilizing FPHS technology. The machines provide a pin pitch fine to 260 micrometers and a total production capacity of up to 268,000 per month.

•	Surface Mount Technology, or SMT, is a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as electronic linguistic devices. At December 31, 2003, we had 21 SMT productions lines. The production time per chip ranges from 0.072 second per chip to 0.8 second per chip and high precision ranging from +/-0.09 millimeter to +/-0.1 millimeter. The components size ranges from 0.6 millimeter (length) x 0.3 millimeter (width) to 55 millimeters (length) x 55 millimeters (width). Ball Grid Array, or BGA, ball pitch is 0.5 millimeter and ball diameter is 0.2 millimeter. The total production capacity is 490,445,000 resistor capacitor chips per month.

•	Twisted Nematic LCDs, or TN type LCD, is the most conventional and economical and is suitable for most common LCDs used in devices like calculators and watches. At December 31, 2003, we had two TN LCD lines. The lines use 360 millimeter by 400 millimeter glass sheets and have a total capacity of about 90,000 glass sheets per month.

•	Super-Twisted Nematic LCDs, or STN, type LCDs allow for clearer visibility and wider viewing angle than TN-type LCDs. STN LCDs are suitable for use in devices like pocket games and PDA personal digital assistants. We began manufacturing these LCDs in the second quarter of 2002 and at December 31, 2003, we had one STN LCD line. It uses 360 millimeter by 400 millimeter glass sheets and has a capacity of about 40,000 to 50,000 glass sheets per month.

     At December 31, 2003, we had three clean rooms at our principal manufacturing facilities, which housed COF and COG capabilities for LCD module manufacturing. We also had three clean rooms at another of our factories, which are used to manufacture LCD panels. Of our six clean rooms at December 31, 2003, three were class ten thousand and three were class thousand.

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

     All of our manufacturing facilities are certified under ISO 9001 quality standards, the International Organization for Standardization’s, or ISO’s highest standards. The ISO is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which was the first quality system standard to gain worldwide recognition, requires a company to gather, analyze, document, monitor and make improvements where needed. Our certification under an ISO 9001 quality standard demonstrates that our manufacturing operations meet the most demanding of the established world standards. Our principal manufacturing facilities are also certified under an ISO 14001 quality standard, which was published in 1996 to provide a structured basis for environmental management control.

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

     The major component parts we purchase include the following:

•	off-the-shelf and custom integrated circuits or “chips,” most of which we purchase presently from Toshiba Corporation and Sharp Corporation and certain of their affiliates;

•	LCD panels, which are available from many manufacturers. In 2003, we purchased LCD panels from Epson Hong Kong Ltd., Toshiba Matsushita Display Technology Co. Ltd., Optrex Corporation and Sharp Corporation for LCD panels and in the future we may produce some LCD supplies internally;

•	CMOS sensor, which we purchase entirely from Omnivision Technologies Inc.;

•	solar cells and batteries, which are standard “off-the-shelf” items that we generally purchase in Hong Kong from agents of Japanese manufacturers; and

•	various mechanical components such as plastic parts, rubber keypads, PCBs, indium tin oxide, or ITO, glass used in the production of LCD panels, and packaging materials from various local suppliers in China.

     Whenever practical, we use domestic China suppliers who are often able to provide items at low costs and with short lead times.

     Certain components may be subject to limited allocation by certain of our suppliers. During 2000, there was an industry-wide shortage of components in the electronics industry as supply was unable to satisfy growing world demand. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production of assemblies using scarce components. These supply shortages have contributed to an increase in our inventory levels and reduction in our margins. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce our sales.

     The principal raw materials used by the Company are large scale integrated circuits or LSI circuits (CMOS), Semiconductors, LCD panels and batteries. At times the pricing and availability of these raw materials can be volatile, due to numerous factors beyond the Company’s control, including general economic conditions, currency exchange rates, industry cycles, production levels or a supplier’s tight supply. In the past, we have asked our customers to share in the increased costs of raw materials where such increased costs would adversely affect the Company’s business, results of operations and financial condition. Our customers have generally agreed when so requested in the past. We cannot assure you, however, that our customers will agree to share costs in the future and that our business, results of operations and financial condition would not be adversely affected by increased volatility of raw materials.

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

     Once we and the OEM customer agree to the quotation for the development costs and the unit cost, we begin the product development if we are engaged to do so. This development period typically lasts less than six months, but may be longer if software design is included. During this time we complete all molds, tooling and software required to manufacture the product with the development costs generally borne by our customer. Upon completion of the molds, tooling and software, we produce samples of the product for the customer’s quality testing, and, once approved, commence mass production of the product. We recover the development costs in relation to molds, tooling and software from our customers.

     The production period usually lasts approximately six to twelve months. In some cases, our customer handles all product design and development and engages us only at the point of initial production. Typically, more advanced products have shorter production runs. If total production quantities change, the OEM customer often provides only limited notice before discontinuing orders for a product. At any point in time we are in different stages of the development and production periods for the various models under development or in production for our OEM customers.

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

     We did not suffer a material loss resulting from the cancellation of OEM customer orders in 2001 to 2003. In 2001, we wrote down our inventory for $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders. However, subsequently we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, and the gain of $2.0 million was recorded in cost of sales during 2002.

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

Transportation

     Typically, we sell products F.O.B. Hong Kong, which means that our customers are responsible for the transportation of finished products from Hong Kong to their final destination. Transportation of components and finished products to and from Shenzhen is by truck. Component parts purchased from Japan are generally shipped by air. To date, we have not been materially affected by any transportation problems. However, transportation difficulties affecting air cargo or shipping, such as an extended closure of ports that materially disrupts the flow of our customers’ products into the United States, could materially and adversely affect our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incurred pending resolution of the problems causing the port closures.

Competition

     General competition in the contract EMS industry is intense and characterized by price erosion, rapid technological change and competition from major international companies. This intense competition has resulted in pricing pressures, lower sales and reduced margins. We believe that the principal competitive factors in our targeted markets are product quality, pricing, flexibility and timeliness in responding to design and schedule changes, reliability in meeting product delivery schedules, technological sophistication and geographic location. Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do and we may not be able to continue to compete successfully.

     The EMS services we provide are available from many independent sources as well as from current and potential customers with in-house manufacturing capabilities. Our EMS competitors include Celestica, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation, Hon Hai Precision Industry Co., Ltd. and Solectron Corporation. Our principal competitors in the manufacture of our traditional product lines of calculators, personal organizers and linguistic products include Kinpo Electronics, Inc. and Inventec Co. Ltd. Our principal competitors in the manufacture of image capturing devices and the CMOS sensor modules are Lite-On Technology Corporation, The Primax Group and Logitech, Inc. We have numerous competitors in the telecommunications, subassemblies and components product lines, including, Philips, Samsung and Varitronix.

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

Patents, Licenses and Trademarks

     We do not have any patents, licenses or trademarks on which our business is substantially dependent. Instead, we rely on our trade secrets, industry expertise and long-term relationships with our customers and suppliers.

Organizational Structure

     We are a holding company for Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, Nam Tai Group Management Ltd., Nam Tai Electronic & Electrical Products Limited, Nam Tai Telecom (Cayman) Company Limited, Namtek Software Development Company Limited and J.I.C. Technology Company Limited and their subsidiaries. The chart below illustrates the organizational structure of the Company and our principal operating subsidiaries at December 31, 2003.

     Our significant operating entities are described below:

J.I.C. Technology Company Limited

     J.I.C. Technology Company Limited was formed in the Cayman Islands in January 2002 in connection with a reverse merger with Albatronics, of which we owned slightly more than 50% of the outstanding capital stock. J.I.C. Technology Company Limited was listed on the Hong Kong Stock Exchange in June 2002. We currently hold 74.86% of the ordinary shares of J.I.C. Technology Company Limited, and upon full conversion of the preference shares we own, we would own approximately 88.39% of J.I.C. Technology Company Limited.

J.I.C. Enterprises (Hong Kong) Ltd.

     J.I.C. Enterprises, incorporated in Hong Kong, was established in 1983 and has been in the LCD business for almost 20 years. Originally a small trading company for LCD panels and electronics products, J.I.C. Enterprises is now strategically focused on the sales and marketing of LCD panels and is responsible for customer relationship development.

Jetup Electronic (Shenzhen) Co., Ltd.

     Jetup Electronic was incorporated in 1993 in China and handles the manufacturing and processing works of LCD panels through its factory plants in Baoan County, Shenzhen.

Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited

     Nam Tai Macao was established in August 2003 in Macao, China as our PRC headquarters, due to our continuous increase in investment in China. Macao, like Hong Kong, is a special region of China and has recently introduced an incentive program to attract investment in Macao. Its principal business is the provision of management and sales co-ordination and marketing services to other group companies.

Nam Tai Group Management Limited

     Nam Tai Group Management was established on March 9, 2001 in Hong Kong and provides management services to other group companies.

Nam Tai Telecom (Cayman) Company Limited

     Nam Tai Telecom (Cayman) Company Limited was incorporated in June 2003 in the Cayman Islands, and is the holding company for Zastron Electronic (Shenzhen) Company Limited.

Zastron Electronic (Shenzhen) Company Limited

     Zastron Electronic (Shenzhen) Company Ltd. was organized as Zastron Plastic & Metal Products (Shenzhen) Ltd. in March 1992 as a limited liability company pursuant to the relevant laws of China. Zastron engaged in production of metallic parts and PVC plastic products, much of which is used in products manufactured in our principal manufacturing facilities. In August 2002, Zastron Plastic & Metal Products (Shenzhen) Ltd. changed its name to Zastron Electronic (Shenzhen) Co. Ltd. and the nature of business was expanded to include manufacturing of telecommunication products and LCD modules and become one of our principal manufacturing arms. In June 2002, Zastron’s equity interest was transferred from Nam Tai Electronic & Electrical Products Limited (Hong Kong) to Nam Tai Group Management Limited. In October 2002, Zastron’s silk screening business was transferred to Jieyao Electronics (Shenzhen) Co. Ltd., a former subsidiary of J.I.C. Technology Company Limited and was sold in June 2003. In December 2002, the equity interest of Zastron was transferred from Nam Tai Group Management Limited to Nam Tai Telecom (Hong Kong) Company Limited. In December 2003, the equity interest of Zastron was transferred from Nam Tai Telecom (Hong Kong) Company Limited to Nam Tai Telecom (Cayman) Company Limited.

Nam Tai Electronic & Electrical Products Limited

     Nam Tai Electronic & Electrical Products Limited was incorporated in June 2003 in the Cayman Islands, and is the holding company for Namtai Electronic (Shenzhen) Co., Ltd.

Namtai Electronic (Shenzhen) Co., Ltd.

     Namtai Electronic (Shenzhen) Co., Ltd. was established as Baoan (Nam Tai) Electronic Co. Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the relevant laws of China. The equity of Baoan (Nam Tai) Electronic Co. Ltd. was owned 70% by Nam Tai Electronic & Electrical Products Limited and 30% by a Chinese company. In 1992, the Chinese company transferred all of its equity interest in the contractual joint venture to Nam Tai Electronic & Electrical Products Limited and the company changed its name to Namtai Electronic (Shenzhen) Co., Ltd. Namtai Electronic (Shenzhen) Co., Ltd. became a wholly owned subsidiary of Nam Tai Electronic & Electrical Products Limited. Namtai Electronic (Shenzhen) Co., Ltd. is one of our principal manufacturing arms and is engaged in research and development, manufacturing and assembling our electronic products in China. In December 2003, the equity interest of Namtai Electronic (Shenzhen) Co., Ltd. was transferred from Nam Tai Electronic & Electrical Products Limited (Hong Kong) to Nam Tai Electronic & Electrical Products Limited (Cayman Islands).

Namtek Software Development Company Limited

     Namtek Software Development Company Limited was incorporated in May 2002 in the Cayman Islands and was established as the holding company for Shenzhen Namtek Co., Ltd.

Shenzhen Namtek Co., Ltd.

     Shenzhen Namtek Co., Ltd. was organized in December 1995 as a limited liability company pursuant to the relevant laws of China. Shenzhen Namtek Co., Ltd. commenced operations in early 1996 developing and commercializing software for the consumer electronics industry, particularly for our customers and for products we manufacture or we will manufacture in the future. At December 31, 2003, Shenzhen Namtek Co., Ltd employed approximately 77 software engineers and provides the facilities and expertise to assist in new product development and research, enabling us to offer our customers program design for microprocessors, enhanced software design and development services, and strengthening our ODM capabilities. In July 2002, Shenzhen Namtek Co., Ltd set up a branch office in Shanghai for employing more expertise to assist in new product development and research. As of December 31, 2003, Shenzhen Namtek Co., Ltd’s Shanghai office employed approximately 11 software engineers.

Namtek Japan Company Limited

     Namtek Japan Company Limited was incorporated in June 2003 in Tokyo, Japan and is the sales and marketing arm of software business of Namtek in Japan.

Property, Plant and Equipment

     Our registered office and principal executive office in the British Virgin Islands is located at McNamara Chambers, P.O. Box 3342, Road Town, Tortola. Corporate administrative matters are conducted at this office through our registered agent, McNamara Corporate Services Limited. We do not own any property in the British Virgin Islands. The table below lists the locations, square footage, principal use and lease expiration dates of the facilities used in our principal operations.

			Owned or lease
Location	Square Footage	Principal Use	expiration date(1)

Hong Kong	24,200	Offices	Owned(2)
Macao	1,782	Offices	2005
British Virgin Islands	300	Offices	2004
Principal Manufacturing Facilities	300,800	Manufacturing	2043
Shenzhen, China	39,380	Offices	2043
	237,000	Dormitories and cafeteria	2043
	33,826	Recreational	2043
Other facilities
Shenzhen, China	151,738	Manufacturing LCD panels	2004
	108,181	Dormitories	2004
	2,875	Dormitories	2004
Shekou, Shenzhen, China	6,650	Software development	2004
Shanghai, China	4,754	Software development	2005
Tokyo, Japan	904	Software development	2005

(1)	Only the Chinese government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the Chinese government that gives us the right to use the land for 50 years. Based on our understanding of the practice as it exists today, at the expiration of the land lease we may be given the right to renew the lease. However, at the end of the lease term, all improvements we have made will revert to the government. For our other facilities, we have entered into factory building lease agreements with peasant collectives or other companies for 10 years or less.

(2)	Although we own the office space, the land on which the building is located is subject to a 75-year lease with the government that expires in 2055, with a right to renew for 75 more years.

     In order to expand production capacity, we are building a new factory consisting of approximately 250,000 square feet on portions of the vacant land adjacent to our existing factory complex in Shenzhen, China. Construction began in September 2003 and we expect it to be completed by the end of the fourth quarter in 2004. After completion, the production capacity is expected to increase from 40% to 60%. We have budgeted $40.0 million to cover the cost of construction and fixtures and equipment for the new factory. As of December 31, 2003, the construction project has already incurred $1.2 million. We currently plan to finance these improvements to our manufacturing facilities from cash resources and banking facilities.

Hong Kong

     In 2001, our Hong Kong offices relocated to 15/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road, Central, Hong Kong. The office is conveniently located above the ferry terminal and beside the highway, permitting easy transportation by sea or by land to and from the manufacturing facilities in Shenzhen. The purchase and renovation of the 24,200 square feet of contiguous prime office space, including transaction fees, cost $13.0 million.

     As of December 31, 2003, we own four residential flats in Hong Kong purchased for total consideration of $5,999,000. These properties are occupied by senior management and form part of their compensation.

     Until 1996, we owned approximately ten acres of land in Hong Kong carried on our books at a cost of approximately $523,000. Between 1997 and 2003 we sold approximately 7.7 acres of land for net proceeds of $7,281,000, realizing a gain of $7,027,000. We plan to sell the remaining land and, pending the sale, to continue to carry the land at cost of approximately $134,000.

Macao

     In August 2003, we set up our PRC headquarters in Macao, China due to our continuous increase in investment in China. Macao, like Hong Kong, is a special administrative region of China and has recently introduced an incentive program to attract investment in Macao.

Shenzhen, China

Principal Manufacturing Facilities

     Our principal manufacturing facilities are located in Baoan County, Shenzhen, China. The lease for this land was purchased for approximately $2.45 million in December 1993 and has a term of 50 years. This facility consists of 160,000 square feet of manufacturing space, 39,000 square feet of offices, 212,000 square feet of new dormitories, 26,000 square feet of full service cafeteria and recreation facilities and a swimming pool. The total cost of this addition to our complex, excluding land, was approximately $21.8 million. In November 2000, we began construction of another addition to our factory complex. We completed construction in October 2002, adding a new five-story factory with 138,000 square feet of production facilities, including one floor for assembling, one floor of office space, one floor for warehouse use and two floors of class thousand clean room facilities. Prior to this addition, we had only one floor of class ten thousand clean room facilities at our factory complex. As of December 31, 2002, we had spent $9.1 million to complete the construction of the new facility. With the new addition, we had approximately 626,000 square feet of manufacturing space at our principal manufacturing complex as of December 31, 2002, with only minimal additions in 2003.

     In July 1999, we purchased a vacant lot of approximately 280,000 square feet (approximately 6.5 acres) bordering our current manufacturing complex located in Shenzhen, China at a cost of approximately $1.2 million. We are building another factory consisting of approximately 250,000 square feet. Construction has began in September 2003 and we expect it to be completed by the end of the fourth quarter in 2004. We have budgeted $40.0 million to cover the cost of construction and fixtures and equipment for the new factory, of which $1.2 million has already been spent in 2003. We currently plan to finance these improvements to our manufacturing facilities from cash resources and banking facilities.

LCD Factory

     Our LCD factory was leased since 1997 and has about 151,738 square feet of manufacturing space. The facility produces LCD panels to the specifications of our OEM customers and has an average monthly output of 12 to 14 million pieces. The lease of the facility will expire on August 31, 2004. In October 2003, Jetup Electronic (Shenzhen) Co. Ltd. entered into a tenancy agreement for new factory premises and plans to replace its existing factory premises in order to expand its manufacturing facilities to cope with future development. Also located in Baoan County, Shenzhen, China, the new factory premises, including dormitories, are about 600,000 square feet which are two times the size of the existing factory premises. Jetup Electronic (Shenzhen) Co. Ltd. plans to move into the new factory premises in the third quarter of 2004. The existing factory premises will then be returned to the landlord.

Software Development

     We currently lease three offices in which we conduct software development. Our Shekou, Shenzhen, China office has approximately 8,931 square feet, which we lease under two one-year leases expiring in August and September 2004, respectively. The monthly rental is approximately $6,017. Our Shanghai, China office, has approximately 4,754 square feet, which we lease under a three-year lease expiring in July 2005. The monthly rental is approximately $4,033. In July 2003, we opened an office in Tokyo, Japan to further expand our sales and marketing team in Japan for our software development business. The Tokyo office has approximately 904 square feet, which we lease under a two-year lease expiring in June 2005. The monthly rental is approximately $1,900.

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

Operating Results

Overview

     We are an electronics manufacturing and design services provider to OEMs of telecommunications and consumer electronic products. Through our EMS operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, FPC subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, PDAs, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

     We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products, or electronic subassemblies and post-assembly testing. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenue. We also provide ODM services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.

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

     A substantial percentage of our net sales are to a small number of customers. During the years ended December 31, 2001, 2002 and 2003, sales to our ten largest customers were 83.7%, 84.8% and 84.9% of our net sales, respectively. Furthermore, our customers accounting for 10% or more of our net sales aggregated approximately 44.1%, 60.2% and 46.7% of our total sales, respectively, for the same three-year period. The loss of any of our largest customers or a substantial reduction in orders from any of them would materially and adversely affect our business and operating results.

     We plan to continue to leverage on our solid customer relationships and to expand our business. During 2003, we were able to expand our product line to higher margin products and we were able to benefit from the increase in production capacity from the commencement of operation of our new factory premises.

     For LCD Consumer Products, we will continue to focus on educational products, cellular phone accessories and home entertainment products. In 2004, we will begin delivery of new products, like bluetooth headsets for cellular phones and new home entertainment products, in addition to the Eyetoy USB Cameras for Playstation 2.

     For Telecom Component Assembly, we will continue to focus on high end color LCD modules and CMOS sensor modules. We shall seek opportunities to expand our product line and customer base for these products.

     We plan to relocate our existing production facility for the LPT segment to new factory premises. It is expected that the relocation to the new factory premises will be completed in the third quarter of 2004. The new premises, which are about 600,000 square feet, are two times the size of the existing factory premises. This new factory will provide room for future expansion of production capacity. We intend to spend approximately $6.5 million for this relocation and finance this amount with a combination of internal resources and bank financing.

     Our production is typically based on purchase orders received from OEM customers. However, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Purchase orders are often supported by letters of credit or written confirmation from our OEM customers. We generally do not obtain firm, long-term commitments from our customers. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers make it difficult for us to accurately predict our revenue over the longer term. Even in those cases where customers are contractually obligated to purchase products from us or to repurchase unused inventory from us, we may elect not to immediately enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.

     We did not suffer a material loss resulting from the cancellation of OEM customer orders in 2001 to 2003. In 2001 however, we wrote down our inventory for $3.8 million to cost of sales for slow-moving raw materials relating to cancelled, reduced or delayed orders. Subsequently, we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, and the gain of $2.0 million was recorded in cost of sales during 2002.

Gross Margins

     Our gross margins and operating income generally improve during periods of high-volume and high-capacity utilization in our manufacturing facilities and decline during periods of low-volume and low-capacity utilization. Over the last several years our gross profit margins have declined substantially, from 17.2% in 1999 to 14.8% in 2000 and 12.8% in 2001 before increasing to 16.1% in 2002 and 16.3% in 2003. The $3.8 million inventory write-down in 2001 has reduced the gross margin by 1.7% in 2001 and our subsequent gain of $2.0 million recorded in cost of sales during 2002, as discussed above, increased our gross margin by 0.8% for 2002.

     An increased mix of more complex products that generally have relatively high material costs as a percentage of total unit costs has historically been a factor that has adversely affected our gross margins. This is the primary reason for the decline in our gross margins between 1999 and 2001. During this period, we diversified our product mix from predominantly low complexity electronic products, including calculators and electronic dictionaries, to include more complex components and subassemblies, like LCD modules and RF modules. We believe our gross margin improved in 2002 and 2003 as a result of the experience we acquired in manufacturing these more complex products as we changed our strategic focus. Despite the lower gross margin on more complex products, we believe that the opportunity for growth in the demand for these complex products justifies the shift in our strategic focus. Furthermore, we believe that the experience in manufacturing processes and know-how that we have developed from producing more complex products are a competitive advantage for us relative to many of our competitors.

     The increased costs associated with developing advanced manufacturing techniques to produce complex products on a mass scale and at a low cost have also negatively impacted our gross margins. For example, in our initial production runs of LCD modules and RF modules we experienced low production yields and other inefficiencies that caused our gross margin to decrease. Although we believe we have improved the efficiency and quality of our manufacturing processes relating to LCD modules and RF modules, we may not be able to improve or maintain our gross margin for these products. Furthermore, in January 2003, we began to produce color and TFT LCD modules, each a complex component used in a variety of devices. The increased costs associated with manufacturing these products and other new complex products could have a negative impact on our future gross margins. The complex manufacturing processes involved in the production of complex products is also capital intensive, thereby increasing our fixed overhead costs.

Income Taxes

     Under current BVI law, our income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and our subsidiary operating in Macao is exempted from income taxes. This would be valid unless the Macao government changes its policy towards offshore companies.

     Under current Cayman Islands law, Nam Tai Telecom (Cayman) Company Limited, Nam Tai Electronic & Electrical Products Limited and Namtek Software Development Company Limited are not subject to profit tax as they have no business operations.

     The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16% for 2001 and 2002 and 17.5% for 2003 to the estimated taxable income earned in or derived from Hong Kong during the applicable period.

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

     Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in Chinese tax laws or their interpretation or application may subject us to additional Chinese taxation in the future.

     Our effective tax rates were 2%, 4% and 1% for 2001, 2002 and 2003, respectively. The significant factors that cause our effective tax rates to differ from the applicable statutory rates of 15% were as follows:

	2001	2002	2003

Applicable statutory tax rates	15%	15%	15%
Effect of (income) loss for which no income tax benefit/expense is receivable/payable	0%	(4%)	(2%)
Tax holidays and incentives	(8%)	(3%)	(5%)
Effect of PRC tax concessions, giving rise to no PRC tax liability	(6%)	(10%)	(8%)
Others	1%	6%	1%

Effective tax rates	2%	4%	1%

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

     Stepmind. In December 2003, we placed approximately $5.3 million into an escrow account for an investment in Stepmind. The investment will be in two phases. For the first phase, approximately $2.64 million, representing 7.66% of the equity interest in Stepmind, was released to Stepmind in January 2004. The second phase amounting to $2.65 million will be released to Stepmind in August 2004 subject to fulfillment of certain conditions. Upon successful subscription of the shares in the second phase, our total investment will represent 11.33% of the equity interest in Stepmind. Stepmind was founded in July 2000 and is a fabless solutions and components supplier, developing applications which require high performance and secured data links.

     Alpha Star/JCT Wireless. In January 2003, we invested $10.0 million for a 25% equity interest in Alpha Star Investments Ltd., the ultimate holding company of JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software and is using us to manufacture wireless communication terminals and their related modules.

     TCL Group. Over the period from September 2000 through November 2002, we made three investments in the TCL Group of companies and disposed of some portions of the investment in 2002 and 2003, respectively. The TCL Group of companies is a leading OEM for numerous consumer electronic and telecommunications products in the domestic Chinese market.

•	In September 2000, we made a strategic investment of $2.0 million to acquire a 5% indirect equity interest (through a 25% direct equity interest in Mate Fair) in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd., together known as TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in China and overseas markets. In October 2002, we began to provide TCL Mobile with LCD modules used in its mobile phones.

•	In January 2002, we acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.), the parent of the TCL Group of companies, for approximately $12.0 million.

•	In November 2002, Mate Fair sold a portion of its equity interest in Huizhou TCL Mobile Communication Co. Ltd. for which we received proceeds of approximately $10.4 million, reducing our direct equity interest (held through Mate Fair) in TCL Mobile to approximately 3%.

•	In November 2002, we invested $5.1 million in 3% convertible notes of TCL International Holdings Limited that are due in November 2005. TCL International Holdings Limited is another company in the TCL Group and is publicly listed on the Hong Kong Stock Exchange. Those convertible notes of TCL International Holdings Limited were disposed in August 2003 for approximately $5.03 million.

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

     The following details the impact of our strategic investments on our income statements for each of the years ended 2001, 2002 and 2003:

	2001	2002	2003

		(in thousands)
Cost Investments
Included in other income:
Deswell Realized gain on disposal of marketable securities	$—	$642	$—
Deswell Unrealized gain on marketable securities	1,568	—	—
Deswell Dividend income received from marketable securities	525	114	—
TCL Corporation Dividend income received from investment	—	803	1,696
Huizhou TCL Dividend income received from investment	—	—	2,018

	$2,093	$1,559	$3,714

Equity Investments
Included in equity in (loss) income of affiliated companies:
Mate Fair
Share of results	$2,020	$10,741	$—
Amortization of goodwill	(153)	—	—

	$1,867	$10,741	$—

Alpha Star Investments Limited
Share of results	$—	$—	$498

Equity in (loss) income of affiliated companies	$1,867	$10,741	$498

Included in other income:
Mate Fair Release of unamortized goodwill of affiliated companies	$—	$(520)	$—

	$1,867	$10,221	$498

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

J.I.C. Group

     We acquired the J.I.C. Group in October 2000 for $32.8 million. We paid a portion of the purchase price to the seller by issuing approximately 3.48 million of our common shares and paid $11.0 million in cash. The J.I.C. Group is principally engaged in the manufacture and marketing of transformers and LCD panels, a key component for a variety of consumer electronic products. We accounted for the acquisition of the J.I.C. Group under the purchase method of accounting and the results of the J.I.C. Group’s operations have been consolidated with our results since the date of its acquisition.

     In June 2002, through a reverse merger, we arranged for the listing of the J.I.C. Group on the Hong Kong Stock Exchange. To effect the listing, we entered into an agreement with the liquidators of Albatronics to effect the restructuring proposal of Albatronics and the listing of J.I.C. Technology Company Limited as this arrangement was more cost effective than using an initial public offering.

     Due to the reverse merger, our effective interest in the J.I.C. Group was reduced from 100% to 92.9%. As a result of this reduction in interest during 2002, we has released unamortized goodwill of $1.5 million, representing 7.1% of the goodwill that had previously been recorded upon purchasing the J.I.C. Group in October 2000. The release of unamortized goodwill is included as part of the loss on the reverse merger of the J.I.C. Group.

     In August 2002, we acquired an additional 7,984,000 ordinary shares of J.I.C. Technology Company Limited for a cash consideration of $437,000, resulting in additional goodwill of $253,000. As of December 31, 2002, we held 93.97% of effective interest in J.I.C. Group, which represented 74.78% of the existing ordinary shares and 93.97% of the outstanding ordinary shares upon full conversion of the 598,420,000 preference shares.

     During the period from June to November 2003, we disposed of a total of 42,600,000 ordinary shares of J.I.C. Technology Company Limited for cash consideration of $4.0 million. The disposal resulted in a net gain on partial disposal of a subsidiary of $1.8 million and the releasing of unamortized goodwill of $1.2 million. The release of unamortized goodwill is netted off with the gain on the partial disposal of a subsidiary. In November 2003, we converted 175,100,000 preference shares into 170,000,000 ordinary shares of J.I.C. Technology Company Limited. As of December 31, 2003, we held 263,900,688 ordinary shares of J.I.C. Technology Company Limited, equivalent to 74.86% of issued ordinary shares, and 423,320,000 preference shares. Upon full conversion of preference shares owned, we will hold approximately 88.39% of J.I.C. Technology Company Limited.

     In June 2003, in order to concentrate its effort on its LCD panels reporting unit, J.I.C. Technology Company Limited disposed its transformers reporting unit to a third party for a cash consideration of $2.4 million. Sales of the transformers reporting unit for the years ended December 31, 2001, 2002 and 2003 were $11.0 million, $11.3 million and $6.3 million, respectively, and were insignificant compared to the sales as a whole. The net income from this discontinued operation for the years ended December 31, 2001 and 2002 were also immaterial. In 2003, the net income from discontinued operation represented the gain of $2.0 million, being the proceeds from the disposal less the carrying value of the net assets of the transformers reporting unit, and minority interests. Excluding this gain, the basic and diluted earnings per share for the year ended December 31, 2003 would have been $1.04 and $1.02 respectively.

Operating Segments

     Our operations are generally organized in two segments, Consumer Electronics Products, or CEP, and LCD panels and transformers, or LPT. The activities of our LPT segment relate primarily to our J.I.C. subsidiary that we acquired in October 2000.

     Consumer Electronics Products. Our CEP segment is primarily engaged in the manufacture and assembly of electronic components, subassemblies and finished products for OEMs of electronic and telecommunications products. The electronic components and subassemblies that our CEP segment produces are primarily LCD modules used in a wide variety of consumer electronic products including cellular phones, PDAs digital cameras, handheld video game devices and microwave ovens. In December 2002, our CEP segment also began producing RF modules, used in cellular phones and other electronic devices with wireless features. In September 2003, our CEP segment further started manufacturing of cellular phones in SKD form. The finished products that our CEP segment assembles include digital camera accessories for cellular phones and home entertainment products, like Playstation 2, handheld electronic calculators, dictionaries and linguistic products. Within our CEP segment, we also provide software development services to our OEM customers.

     LCD Panels and Transformers. Our LPT segment manufactures LCD panels for use in numerous electronic products, including watches, clocks, calculators, pocket games, PDAs and cellular and wireless telephones. The transformers produced by our LPT segment are used in home appliances, telecommunications equipment, computers and computer peripherals. We sold our transformer operations in June 2003 for cash consideration of $2.4 million and realized a gain of $2.0 million, net of $0.1 million shared by minority interest.

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

     Generally, we do not provide our customers with the right of return (except for quality), price protection, rebates or discounts. There are no customer acceptance provisions associated with our products, other than for quality. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified. This requires us to assess at the point of delivery whether these criteria have been met. Upon making such assessment, revenue is recognized.

Inventory Reserves

     Our inventories are stated at the lower of cost or market value. We determine cost on the first-in, first-out basis. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand, as well as many other market considerations. We write down inventory based on our regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. Generally, for our CEP reporting unit, we order inventory from our suppliers based on firm customer orders for product that is unique to each customer. The inventory is utilized in production as soon as all the necessary components are received.

     The only reason that inventory would not be utilized within six months is if a specific customer deferred or cancelled an order. As the inventory is typically unique to each customer’s product it is unusual for us to be able to utilize the inventory for other customers’ products. Therefore, our policy is to negotiate with the customer for the disposal of such inventory that remains unused for six months. We do not generally write down as these customers are held to their purchase commitments. However, there are cases where customers are contractually obligated to purchase the unused inventory from us but we may elect not to immediately enforce such contractual right for business reasons. In this connection, we will consider writing down for these inventory items which remain unused for over six months at our own cost. We determine if the inventory can be utilized in other products before writing down the inventory.

     For our LPT reporting unit, due to the nature of the business, LPT customers do not always place orders far enough in advance to enable us to order inventory from suppliers based on firm customer orders. Nonetheless, we review our inventory balance on a regular basis and wrote all inventory over six months old.

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

     In 2001, we wrote down our inventory for $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders. However, subsequently, we were able to use some of these raw materials in production in 2002 or we received compensation for the unused raw materials from certain of our customers, and the gain of $2.0 million was recorded in cost of sales during 2002.

Goodwill

     The excess of the purchase price over the fair value of net assets acquired is recorded on our consolidated balance sheet as goodwill. Prior to January 1, 2002, we amortized goodwill to expense on a straight-line basis over various periods ranging from 4 to 15 years.

     In June 2001, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. This statement provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment at the reporting unit level on an annual basis. A reporting unit is an operating segment or one level below an operating segment (i.e. a component) as defined in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Through May 2002, we operated in two reporting units, which were the operating segments of “CEP” and “LPT”. Beginning in June 2002 we segregated our LPT segment into two reporting units: LCD panels and transformers. In June 2003, we sold our transformer operations.

     We evaluate the goodwill for impairment in two steps: (1) we identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) we measure the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. We measure the fair value of a reporting unit based on the quoted market prices, if available, internal models based on present value of future cash flows or independent valuations. The estimation of fair value requires that we make judgments concerning future cash flows and appropriate discount rates. Our estimate of the fair value of goodwill could change over time based on a variety of factors, including the actual operating performance of the underlying reporting units.

     SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. We adopted SFAS No. 142 on January 1, 2002. Upon adoption of SFAS No. 142, we evaluated goodwill for impairment at the reporting unit level and determined that there was no impairment at January 1, 2002. Later in 2002, we determined that goodwill was impaired by $339,000 related to Micro Business Systems Industries Company Limited (“MBS”). All remaining and future acquired goodwill will be subject to an annual impairment test on December 31st of each year or earlier if indications of a potential impairment exist. As of December 31, 2003, we completed our annual impairment evaluation and determined that there was no impairment.

Income Taxes

     We provide for all taxes based on profits whether due at year end or estimated to become due in future periods but based on profits earned to date. However, under the current tax legislation in the PRC, we have reasonable grounds to believe that income taxes paid by Namtai Electronic (Shenzhen) Co., Ltd., Zastron Electronic (Shenzhen) Co., Ltd (formerly known as Zastron Plastic & Metal Products (Shenzhen) Ltd), Shenzhen Namtek Co. Ltd. and Jetup Electronic (Shenzhen) Co., Ltd. in respect of any year would be refunded after the profits earned in that year are reinvested in the business by way of capital injection. PRC taxes paid by subsidiaries during the year are recorded as amounts recoverable at the balance sheet date when we intend to file an application for reinvestment of profits and a refund is expected unless there is an indication from the PRC tax authority that the refund will be refused.

     We provide deferred income taxes using the asset and liability method. Under this method, we recognize deferred income taxes for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. We provide a valuation allowance to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax asset will not be realized.

Investments

     We apply the equity method of accounting for investments in affiliates when we have the ability to exercise a significant influence, which is normally indicated by a 20% to 50% interest in those entities. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these entities. Non-marketable investments in which we have a less than 20% interest and in which we do not have the ability to exercise significant influence over the investee are accounted for using the cost method and are initially recorded at cost and periodically reviewed for impairment. Income from these investments are recognized to the extent of dividends received and gains or losses are recognized upon disposition or impairment of the investments.

Accruals and Provisions for Loss Contingencies

     We make provisions for all loss contingencies when information available to us prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

     For provisions or accruals related to litigations, we make provisions based on information from legal counsels and the best estimation of management. As discussed in Note (19b) to our consolidated financial statements, we are involved in various legal proceedings and contingencies. We have recorded a liability for the Tele-Art matter in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“FAS 5”). FAS 5 requires a liability to be recorded based on our estimate of the probable cost of the resolution of a contingency. The actual resolution of this contingency may differ from our estimates. If the contingency were settled for an amount greater than our estimate, a future charge to income would result. Likewise, if the contingency were settled for an amount that is less than our estimate, a future credit to income would result.

Operating Results

     The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2001, 2002, and 2003 (certain amounts may not calculate due to rounding and amounts may not add due to rounding).

	2001			2002			2003

	CEP	LPT	Total	CEP	LPT	Total	CEP	LPT	Total

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(88.3)	(81.0)	(87.2)	(83.4)	(86.5)	(83.9)	(83.7)	(83.7)	(83.7)

Gross profit	11.7	19.0	12.8	16.6	13.5	16.1	16.3	16.3	16.3
Selling, general and administrative expenses	(8.3)	(15.2)	(9.4)	(7.4)	(8.6)	(7.6)	(5.7)	(9.5)	(6.1)
Research and development expenses	(1.4)	(0.6)	(1.2)	(1.1)	(1.5)	(1.1)	(1.0)	(1.2)	(1.0)
Impairment of goodwill	—	—	—	(0.2)	—	(0.2)	—	—	—

Income from operations	2.0	3.2	2.2	7.9	3.4	7.2	9.6	5.5	9.2
Equity in income of affiliated companies	0.9	—	0.8	5.4	—	4.6	0.1	—	0.1
Other income (expense)	0.5	5.1	1.2	(2.4)	(3.4)	(2.6)	1.8	(3.0)	1.4
Interest expense	(0.1)	(0.0)	(0.1)	(0.4)	(0.2)	(0.3)	—	(0.3)	—

Income (loss) before income taxes and minority interests	3.3	8.3	4.1	10.5	(0.2)	8.9	11.6	2.2	10.7
Income taxes benefit (expense)	(0.1)	(0.2)	(0.1)	(0.4)	(0.2)	(0.3)	(0.1)	—	(0.1)

Income (loss) before minority interests	3.2	8.1	4.0	10.1	(0.4)	8.6	11.5	2.2	10.6
Minority interests	(0.1)	—	(0.1)	—	(0.1)	(0.1)	(0.2)	(0.5)	(0.3)

Income after minority interests	3.1	8.1	3.9	10.1	(0.5)	8.5	11.3	1.7	10.3
Discontinued Operation	—	—	—	—	—	—	—	4.8	0.5

Net income (loss)	3.1%	8.1%	3.9%	10.1%	(0.5)%	8.5%	11.3%	6.5%	10.8%

Year ended December 31, 2003 Compared to Year ended December 31, 2002

     Net Sales. Our net sales increased significantly by 72.2% to $406.3 million for 2003 compared to $236.0 million for 2002. Sales in the CEP segment increased by 81.8% to $365.0 million for 2003 compared to $200.8 million for 2002. The increase was primarily attributable to sales of the component assembly products of approximately $236.8 million in 2003 compared to $103.6 million in 2002, an increase of $133.2 million.

This increase was mainly as a result of an increase in sales of telecom LCD and PCB modules and the launch of new products in 2003 like RF modules, SKD handset, Front Light Panel Assembly, and flash light for cellular phones. In addition, we also experienced increased sales in the LCD consumer products segment. Sales of LCD consumer products amounted to approximately $124.1 million in 2003 compared to $94.2 million in 2002, an increase of $29.9 million. This increase was mainly driven by the PC camera, which was first launched in 2003.

     Sales in the LPT segment increased by 17.2% to $41.3 million for 2003 compared to $35.3 million for 2002. The primary reason for the increase in sales was the increase in the sales of LCD panels of approximately $35.0 million for 2003 compared to $23.9 million for 2002, which was partially offset by a decrease in the sales of transformers due to the disposal of the transformers operation in June 2003.

     Gross Profit. Our gross profit increased by 74.2% to $66.3 million for 2003 compared to $38.1 million for 2002. Our gross profit margin also increased slightly in 2003 to 16.3% from 16.1% in 2002.

     Gross profit in the CEP segment increased 78.8% to $59.6 million, or 16.3% of net sales, for 2003 compared to $33.3 million, or 16.6% of net sales, for 2002. The primary reason for this increase was the increase in sales as described above in explanation of fluctuation of “Net Sales”. We were also able to keep our product gross margin relatively stable in 2003. The increase in gross profit margin was offset by the gain of a $2.0 million due to recovery of inventory written down to cost of sales in 2002. In addition to these specific factors, our gross profit margin increased in 2003 due to our ability to negotiate advantageous price terms with certain of our suppliers and our focus on reducing overhead costs.

     Gross profit in the LPT segment increased 41.9% to $6.7 million, or 16.3% of net sales, for 2003 compared to $4.8 million, or 13.5% of net sales, for 2003. This increase in gross profit in the LPT segment was as a result of increases in sales proportion of high margin products and the disposal of the transformers operation in June 2003. The impact of the discontinued operations of transformers on gross profit contribution was insignificant as the margin of transformers products was low.

     Selling, general and administrative expenses. SG&A expenses for 2003 increased approximately $6.9 million to $24.9 million, or 6.1% of net sales, from $18.0 million, or 7.6% of net sales, in 2002.

     SG&A expenses in the CEP segment increased 39.9% to $20.9 million, or 5.7% of net sales, for 2003 compared to $14.9 million, or 7.4% of net sales, for 2002. This increase was primarily due to an approximately $4.9 million increase in salaries and benefits expenses, due to an increase in headcount, an approximately 10% increase in salary for certain employees and $3.7 million incentive bonus due to the implementation of a new incentive bonus scheme in January 2003, which was calculated based on operating profit, as well as a $0.8 million increase in selling expenses, which was primarily due to more sales commission paid as sales increased.

     SG&A expenses in our LPT segment also increased in 2003 to $4.0 million, or 9.5% of net sales, from $3.0 million, or 8.6% of net sales, in 2002. The increase in SG&A expenses in our LPT segment in 2003 was primarily related to salaries and benefits expenses as a result of the implementation of a new incentive bonus program scheme in January 2003 and hence $0.2 million in incentive bonuses incurred during 2003 and general expenses due to an increase in business activities.

     Our SG&A expenses include provisions for bad debt expenses, which decreased from $138,000 in 2002 to $91,000 in 2003. On a segment basis, the provision for bad debt expenses decreased in the CEP segment from $89,000 in 2002 to zero in 2003 and increased in the LPT segment from $49,000 in 2002 to $91,000 in 2003. For the CEP segment, the decrease in allowance has been attributable to the implementation of tighter credit controls. For the LPT segment, the increase in the allowance was due to the increase in accounts receivable and a resulting increase in our general provision due to a delay in payment from some customers.

     Research and development expenses. Research and development expenses for 2003 increased to $4.0 million, or 1.0% of net sales, from $2.7 million, or 1.1% of net sales, in 2002. On a segment basis, research and development expenses increased in the CEP segment by $1,385,000, or 64.1%, due to an increase in staff related to the expansion of our production capacity and the products we manufacture.

     Goodwill impairment. In 2002, we determined that $339,000 of unamortized goodwill related to our 1999 acquisition of a telecommunications company was impaired as the technology of the acquired company had become obsolete.

     Income from Operations. Income from operations increased by approximately $20.3 million to $37.4 million, or 9.2% of net sales, for 2003 compared to $17.1 million, or 7.2% of net sales, for 2002. On a segment basis, the operating income of our CEP segment increased $19.2 million to $35.1 million, or 9.6% of net sales, in 2003 compared to $15.9 million, or 7.9% of net sales, in 2002. The operating income of our LPT segment increased $1.1 million to $2.3 million, or 5.5% of net sales, for 2003 compared to $1.2 million, or 3.4% of net sales, in 2002. This increase in operating income is attributable to the increase in gross profit described above.

     Equity in Income of Affiliated Companies. Equity in income of affiliated companies was $0.5 million in 2003 compared to $10.7 million in 2002. The income in 2003 represents our share of the net earnings of our proportional 25% investment in Alpha Star Investments Limited for the twelve months end December 31, 2003. The income in 2002 represents our proportional share of the net earnings of our 25% investment in Mate Fair.

     Other Income/(Expense), net. Other income, net, during the year ended December 31, 2003 was $5.5 million. This amount included dividend income of $2.0 million from our indirect investment in Huizhou TCL Mobile Communication Co., Ltd, dividend income of $1.7 million from TCL Corporation, $1.8 million of gain on partial disposal of interest in our J.I.C. Group and income of $0.5 million related to the recovery of a non-trade receivable which had been written off previously. This income was partially offset by a $0.3 million bank charge during 2003.

     Interest Expense. Interest expense decreased to $121,000 for 2003 compared to $790,000 for 2002. The decrease in interest expenses is the result of the early repayment of a $12.9 million bank loan in January 2003.

     Income Taxes. Income tax expenses decreased to $399,000 for 2003 compared to $773,000 for the prior year. The decrease is primarily the result of our receipt of tax refunds for several of our PRC entities for taxes paid in previous years.

     Minority Interest. Minority interest increased $903,000, or 550.6%, to $1,067,000 in 2003 from $164,000 in 2002. Minority interest in 2003 included $211,000 from the minority shareholders’ share of profits of J.I.C. Group for the year ended December 31, 2003, $560,000 from the minority shareholders’ share of profits of Mate Fair for the year ended December 31, 2003, and $296,000 from the minority shareholders’ share of profits of Namtek Software Development Company Ltd. for the year ended December 31, 2003.

     Discontinued Operation. Discontinued operation in 2003 represents $2.0 million gain on disposal of our entire transformers operation, net of $0.1 million shared by minority interest.

     Net Income. Net income increased by $23.8 million, or 118.8%, to $43.8 million or 10.8% of net sales, for 2003 compared to $20.0 million, or 8.5% of net sales, for 2002. Net income of $43.8 million for 2003 represents $41.8 million income from normal operation, and $2.0 million income from discontinued operation. Diluted earnings per share for 2003 of $1.07 ($1.09 basic) was contributed by $1.02 ($1.04 basic) from normal operations, and $0.05 ($0.05 basic) from discontinued operation. This resulted in diluted earnings per share for 2003 of $1.07 ($1.09 basic) compared to $0.57 ($0.57 basic) for 2002. Net income for the CEP segment increased 103.3% to $41.1 million for 2003 compared to $20.2 million for 2002. The increase in CEP’s net income is the result of higher sales, higher gross profit margin, and the increase in other income, which was offset by the decrease in equity in income from affiliated companies and increased general and administrative expenses described above. Net income for the LPT segment increased by $2.9 million, or 1513.6%, to a income of $2.7 million in 2003 compared to net loss of $191,000 for 2002. The increase in the LPT segment’s net income is the result of the $2.0 million gain from the disposal of the transformers operation, net of $0.1 million shared by minority interest, in June 2003, increase in sales and higher gross profit margin.

Year ended December 31, 2002 Compared to Year ended December 31, 2001

     Net Sales. Our net sales remained flat, increasing by 0.9%, to $236.0 million for 2002 compared to $234.0 million for 2001. Sales in the CEP segment increased by 1.4% to $200.8 million for 2002 compared to $198.0 million for 2001. The primary reason for the increase was sales of digital camera accessories for cellular phones that we first produced in 2001 of approximately $39.8 million in 2002 compared to only $3.2 million in 2001, an increase of $36.6 million. This increase was partially offset by the sale of our joint venture interest in BPC (Shenzhen) Co., Ltd. to a Toshiba related company on April 30, 2002, resulting in a decrease in our sales of approximately $13.2 million in 2002 as compared to sales in 2001. We also experienced decreased sales in 2002 of calculators, personal digital assistants and linguistics products and LCD modules of $9.6 million, $6.7 million and $3.5 million, respectively, as compared to levels in 2001. We believe that these decreases resulted from pricing pressures and the completion of the lifecycle or obsolescence of certain of these products that were not replaced by comparable devices.

     Sales in the LPT segment decreased by 1.9% to $35.3 million for 2002 compared to $36.0 million for 2001. The primary reason for the decrease in sales was the reduction in LCD panel selling prices caused by market competition, which was partially offset by an increase in the number of LCD panels sold.

     Gross Profit. Our gross profit increased by 26.7%, to $38.1 million for 2002 from $30.0 million for 2001. Our gross profit margin also increased in 2002 to 16.1% from 12.8% in 2001. Before the inventory write-down of $3.8 million in 2001 for slow-moving raw materials relating to cancelled, returned or delayed orders and our gain of $2.0 million recorded in cost of sales during 2002 discussed below, our consolidated gross margin was 14.5% in 2001 and 15.3% in 2002.

     Gross profit in the CEP segment increased by 43.7% to $33.3 million, or 16.6% of net sales, for 2002 compared to $23.2 million, or 11.7% of net sales, for 2001. The primary reason for this increase was our inventory write-down in 2001 of $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders within the CEP segment that was recorded in our cost of sales. In 2002, we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, resulting in our gain of $2.0 million to cost of sales in 2002. For the inventory that we were able to use, we sold the related products to customers at our normal prices. Also contributing to the increase in gross profit in 2002 is a $300,000 charge to our cost of sales in 2001 related to employee severance charges for direct labor in the CEP segment. In addition to these specific factors, our gross profit increased in 2002 due to our ability to negotiate advantageous price terms with certain of our suppliers and our focus on reducing overhead costs.

     Gross profit in the LPT segment decreased by 30.7% to $4.8 million, or 13.5% of net sales, for 2002 compared to $6.8 million, or 19.0% of net sales, for 2001 as a result of lower selling prices for LCD panels driven by increased competition as well as increased depreciation charges in relation to a new STN LCD panel line that commenced operations in June 2002.

     Selling, general and administrative expenses. SG&A expenses for 2002 decreased approximately $4.0 million to $18.0 million, or 7.6% of net sales, from $22.0 million, or 9.4% of net sales, in 2001.

     SG&A expenses in the CEP segment decreased by 9.6% to $14.9 million, or 7.4% of net sales, for 2002 compared to $16.5 million, or 8.3% of net sales, for 2001. This decrease was driven primarily by our cost realignment and tightened cost controls that reduced salaries and benefits to $6.0 million from $8.1 million in 2001. Our salaries and benefits expense in 2001 included $700,000 of restructuring expenses primarily related to severance for certain administrative positions that we eliminated. The decreases in our CEP segment were partially offset by increases in selling expenses of $600,000 due to implementation of a new commission incentive program in January 2002.

     SG&A expenses in our LPT segment also decreased in 2002 to $3.0 million, or 8.6% of net sales, from $5.5 million, or 15.2% of net sales, in 2001. The decrease in SG&A expenses in our LPT segment in 2002 is primarily related to terminating the amortization of goodwill as a result of our adoption of the new accounting rule, SFAS No. 142, effective January 1, 2002. During the year ended December 31, 2001, our amortization of goodwill in the LPT segment was approximately $1.6 million. SG&A expenses in our LPT segment were also lower in 2002 due to a stock option compensation expense of $839,000 in 2001, but none in 2002.

     Our SG&A expenses include provisions for bad debt expenses, which increased from $86,000 in 2001 to $138,000 in 2002. On a segment basis, the provision for bad debt expenses increased in the CEP segment from $55,000 in 2001 to $89,000 in 2002 and increased in the LPT segment from $31,000 in 2001 to $49,000 in 2002. Our policy for the allowance for doubtful amounts is to provide for all invoices that are 30 days overdue from their original credit terms and for which settlement is not assured. The increase in the allowance was due to the increase in accounts receivable and a resulting increase in our general provision and a delay in payment from some customers.

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

     Income from Operations. Income from operations increased by approximately $11.9 million to $17.1 million, or 7.2% of net sales, for 2002 compared to $5.1 million, or 2.2% of net sales, for 2001. On a segment basis, the operating income of our CEP segment increased $12.0 million to $15.9 million, or 7.9% of net sales, in 2002 compared to $3.9 million, or 2.0% of net sales, in 2001. This increase in operating income is attributable to the increase in gross profit and decrease in SG&A expenses and R&D expenses described above. The operating income of our LPT segment remained constant at $1.2 million in both 2002 and 2001.

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

     Other Income/(Expense), net. Other expense, net, during the year ended December 31, 2002 was $6.0 million. This amount included expenses of $5.2 million for our provision of legal contingencies related to the liquidation of Tele-Art Inc., $2.7 million of loss related to the creation of a minority interest in our J.I.C. Group subsidiary, including the release of unamortized goodwill, $1.4 million of legal and professional fees related to the J.I.C. minority interest transaction, $610,000 of finance charges related to the early repayment of a $12.9 million fixed term loan, $520,000 for release of unamortized goodwill of an affiliated company, Mate Fair, $307,000 of finance charges and $771,000 of miscellaneous expenses primarily related to non-operating legal fees. These expenses were partially offset by gains of $3.3 million related to the partial recovery of a judgment debt in the Tele-Art case, net of expenses, $917,000 of dividend income primarily from our indirect investment in TCL Corporation, $799,000 of interest income and $642,000 of realized gain from the disposal of marketable securities. The costs of defending the recently announced securities class action litigation could substantially increase our expenses in future periods and any adverse determination could be significant.

     Interest Expense. Interest expenses increased to $790,000 for 2002 compared to $178,000 for 2001. The increase in interest expenses was the result of $15 million in long-term debt that we obtained in the fourth quarter of 2001 and $4.5 million obtained in the second quarter of 2002.

     Income Taxes. Income tax expenses of $773,000 for 2002 compares to $227,000 for 2001. The increase was primarily the result of not receiving tax refunds for two of our PRC entities for taxes paid in previous years that we have normally been eligible to receive in the past.

     Minority Interest. Minority interest decreased $66,000, or 28.7%, to $164,000 in 2002 from $230,000 in 2001. Minority interest in 2002 included $107,000 from the minority shareholders’ share of profits of BPC from January 1, 2002 through April 30, 2002, the date we sold BPC and $57,000 from the minority shareholders’ share of profits of J.I.C. Group from June 4, 2002, the date of listing on the Hong Kong Stock Exchange, through December 31, 2002. Minority interest in 2001 represented an entire year of the minority shareholder’s share of BPC’s profit.

     Net Income. Net income increased by $11.0 million, or 121.4%, to $20.0 million or 8.5% of net sales, for 2002 compared to $9.0 million, or 3.9% of net sales, for 2001. This resulted in diluted earnings per share for 2002 of $0.57 ($0.57 basic) compared to $0.26 ($0.27 basic) for 2001. Net income for the CEP segment increased 230% to $20.2 million for 2002 compared to $6.1 million for 2001. The increase in CEP’s net income is the result of a higher gross profit margin, the increase in equity in income from affiliated companies, and decreased general and administrative expenses described above. Net income for the LPT segment decreased by $3.1 million or 106.6% to a loss of $191,000 compared to net income of $2.9 million for 2001. The net loss position in year 2002 for the LPT segment was the result of lower gross profit margin, and the release of unamortized goodwill as described above.

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

     We had positive net working capital of $96.8 million at December 31, 2003 compared to positive net working capital of $87.4 million at December 31, 2002. We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months.

     Net cash provided by operating activities was $41.2 million in 2003. Cash provided by operating activities in 2003 was primarily attributable to net income of $43.8 million plus depreciation and amortization expense of $12.3 million, offset by the gain on disposal of a transformers operation, net of minority interests of $2.0 million and gain on the partial disposal of our JIC Group for $1.8 million. Our working capital related to operating activities net of the effect of the disposal of a subsidiary decreased, driven by an increase of $11.1 million in accounts receivables, $6.1 million in other receivables and prepaid expenses, $2.7 million in the amount due from a related party and $8.5 million in inventories, which was offset by increases in accounts payable of $18.0 million, and other payables and accrued expenses of $1.2 million.

     Our inventories increased in 2003 as a result of our anticipation of increases in sales. Accounts receivable increased due to an increase in sales in the fourth quarter relative to sales in the prior year period. The increase in prepaid expenses and other receivables was mainly due to a $3.1 million increase in deposits for the acquisition of property, plant and equipment related to our business operation. Accounts payable increased due to increased inventory purchases. Accrued expenses increased due to the provision of an incentive bonus in this year.

     Net cash provided by operating activities was $39.5 million in 2002. Cash provided by operating activities in 2002 was primarily attributable to net income of $20.0 million plus depreciation and amortization expense of $10.6 million, dividend income from affiliated companies of $10.5 million and the non-cash loss on the reverse merger transaction related to our JIC Group of $2.7 million, non-cash equity in income of affiliated companies of $10.7 million, release of unamortized goodwill of affiliated companies of $520,000, realized gain on marketable securities of $642,000 and non-cash shares redemption and dividend withheld in settlement of a receivable of $3.5 million. Our working capital related to operating activities net of the effect of the disposal of a subsidiary also decreased, driven by an increase of $17.0 million in accounts payable and accrued expenses and $10.1 million of proceeds from marketable securities, offset by increases in accounts receivable of $8.5 million and inventory of $7.6 million.

     Our inventory increased in 2002 as a result of our anticipation of increases in sales. Accounts receivable increased due to increased sales in the fourth quarter relative to sales in the prior year period. The increase in accrued expenses was primarily related to a $5.2 million provision for legal contingencies. Accounts payable increased due to support for higher inventory levels. The proceeds from marketable securities relates to the disposal of our holdings in Deswell Industries, Inc. during 2002.

     Net cash used in investing activities was $18.6 million in 2003. Cash used in investing activities primarily related to our $10.0 million and $0.4 million strategic investments in Alpha Star Investments Limited and iMagic Infomedia Technology Limited, respectively, and $5.3 million prepayment for long term investment in Stepmind, as well as capital expenditures of $17.1 million, offset by $2.6 million proceeds on disposal of property, plant and equipment, $2.4 million proceeds on disposal of transformers operation to a third party, $4.0 million proceeds on partial disposal of our J.I.C. Group, and $5.0 million proceeds on disposal of convertible notes of TCL International Holdings Ltd.

     Net cash used in investing activities was $33.8 million in 2002. Cash used in investing activities primarily related to our $12.0 million strategic investment in TCL Corporation and $5.1 million in convertible notes of TCL International Holdings Ltd., as well as capital expenditures of $18.5 million, offset by proceeds of $1.7 million related to the disposal of our joint venture interest in BPC. Our capital expenditures in 2002 included a $12.3 million new STN LCD panel production line and $4.0 million for completion of the new factory expansion.

     In the past three years, we have invested significant amounts of cash to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products. We believe that we will continue to make significant cash investments in the future to broaden our manufacturing capabilities and increase our capacity. In this regard, we intend to spend approximately $40.0 million to construct and equip another factory consisting of approximately 250,000 square feet on land adjacent to our principal manufacturing facilities in Shenzhen, China, of which $1.2 million has already been spent in 2003.

     Net cash used in financing activities was $43.3 million in 2003. Cash used in financing activities for 2003 primarily resulted from $37.8 million paid to shareholders as dividends and $14.0 million bank loans repayment offset by $8.5 million received from the exercise of options.

     Net cash provided by financing activities was $18.1 million for 2002. Cash provided by financing activities for 2002 primarily resulted from net proceeds of $36.5 million received from the exercise of options and warrants and $4.5 million received from a four-year variable rate term loan, offset by $16.7 million paid to shareholders as dividends, $2.7 million for the repayment of bank loans and $3.5 million for the repurchase of our common shares pursuant to our share buy-back program.

     Except as discussed above, there are no material transactions, arrangements and relationships with unconsolidated affiliated entities that are reasonably likely to affect liquidity.

     For the years ended December 31, 2002 and 2003, the Company has made guarantees for debt, loans and credit facilities held by various wholly owned subsidiaries aggregating to a maximum guarantee of $62,616,000 and $49,756,000, respectively. The terms of the guarantees correspond with the terms of the underlying debt, loan and credit facility agreements.

Capital Resources

     In July 2003, we filed a registration statement on Form F-3 with the Securities and Exchange Commission relating to a proposed offering of 9,000,000 common shares, of which 6,000,000 common shares were to be offered by us and 3,000,000 common shares were to be offered by selling shareholders. We intended to use a portion of the net proceeds to construct and equip a new factory of approximately 250,000 square feet adjacent to our principal manufacturing facilities in Shenzhen, China. We intended to use the balance of the net proceeds for working capital and other general corporate purposes.

     In September 2003, we withdrew the registration statement. Despite our capital expenditures proceeding as scheduled, we believe that our cash on hand, future cash generated from operation, together with other income and outstanding banking facilities, should be sufficient for both our long-term and short-term capital needs.

     As of December 31, 2003, we had $61.8 million in cash and cash equivalents, consisting of cash and short-term deposits, compared to $82.5 million at December 31, 2002. Our short-term debt was $3.0 million and $15.0 million at December 31, 2003 and December 31, 2002, respectively.

     At December 31, 2003, we had in place general banking facilities with two financial institutions aggregating $62.3 million. The maturity of these facilities is generally up to 90 days. These banking facilities are guaranteed by us and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks’ reference lending rates. Our facilities permit us to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2003, we had utilized approximately $8.3 million under such general credit facilities and had available unused credit facilities of $54.0 million.

     We had a seven-year term loan in October 2001 totaling $15.0 million at a fixed interest rate of 5.05% in the first four years and at a rate of 1% over the Singapore Interbank Money Market Offer Rate for the following three years. The loan was secured by a property with net book value of $11.4 million. At December 31, 2002, the bank loan had an outstanding balance of $12,860,000. On January 3, 2003, we repaid the entire outstanding balance due to the bank, resulting in a finance charge on early repayment of $610,000, which was expensed in 2002.

     As of December 31, 2003, we had bank borrowing of $2.8 million, including the current portion of $1.1 million, compared to bank borrowing of $16.8 million, including the current portion of $14.0 million at December 31, 2002.

     Our bank borrowing as of December 31, 2003 represents unsecured long-term bank borrowing of $4.5 million that we obtained in May 2002. This bank borrowing has a term of four years and bears interest of 1.5% over three-month LIBOR (with a cap at 7.5%), with principal repayments of $281,250 due on a quarterly basis.

     A summary of our contractual obligations and commercial commitments as of December 31, 2003 is as follows:

	Payments due by period

							2009 and
Contractual obligation	Total	2004	2005	2006	2007	2008	thereafter

Long-term bank borrowing	$2,813,000	$1,125,000	$1,125,000	$563,000	$—	$—	$—
Operating leases	8,885,000	1,045,000	1,037,000	988,000	1,070,000	1,087,000	3,658,000
Capital expenditures	34,161,000	34,161,000	—	—	—	—	—
Purchase obligations	54,543,000	54,543,000	—	—	—	—	—

Total	$100,402,000	$90,874,000	$2,162,000	$1,551,000	$1,070,000	$1,087,000	3,658,000

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

Exchange Controls

     There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of our securities or on the conduct of our operations in Hong Kong and Macao, where the offices of some of our subsidiaries are located, or in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our China subsidiaries, with the exception of a requirement that 10% of profits be reserved for future developments, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.

Recent changes in accounting standards

     In January 2003, the FASB issued Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities”. FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements of the business enterprise. FIN 46 (Revised) applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 (Revised) are effective beginning January 1, 2004. The adoption of FIN 46 (Revised) is not expected to have a material impact on the Company’s financial position, results of operation, or cash flows.

     In April 2003, the FASB issued SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts and hedging activities. SFAS No. 149 amends SFAS No. 133 for decisions made by the FASB as part of its Derivatives Implementation Group process. SFAS No. 149 also amends SFAS No. 133 to incorporate clarifications of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

     In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the third quarter of 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Currency Fluctuations

     We sell a majority of our products in U.S. dollars and pay for our material components in Japanese yen, U.S. dollars, Hong Kong dollars, and Chinese renminbi. We pay labor costs and overhead expenses in Chinese renminbi, the currency of China (the basic unit of which is the yuan), Hong Kong dollars and Japanese yen. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00, through the currency issuing banks in Hong Kong and accordingly has not in the past presented a currency exchange risk. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the US dollar.

     We believe our most significant foreign exchange risk results from material purchases made in Japanese yen. Approximately 16%, 8% and 16% of our material costs have been in Japanese yen during the years ended December 31, 2001, 2002, and 2003. Sales made in Japanese yen account for less than 11% of sales for the years ended December 31, 2001, 2002 and 2003. Our business and operating results could be materially and adversely affected in the event of a severe increase in the value of the Japanese yen to the US dollar at a time when our sales made in Japanese yen are insufficient to cover our material purchases in Japanese yen.

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

     At December 31, 2003 we held no option or future contracts and during the year we did not purchase or sell any commodity or currency options. We are continuing to review our hedging strategy and there can be no assurance that we will not suffer losses in the future as a result of hedging activities.

Foreign Currency Risk

     As of December 31, 2003 we had no open forward contracts or option contracts to purchase or sell foreign currencies.

     Cash on hand at December 31, 2003 of $61,827,000 was held in the following currencies.

Equivalent
U.S. Dollar
Holdings

December 31, 2003

Japanese yen	2,915,000
United States dollars	51,193,000
Hong Kong dollar	5,783,000
Chinese renminbi	1,935,000
Macao Pataca	1,000

Interest Rate Risk

Short-term interest rate risk

     Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and short-term borrowings are subject to interest rate changes. Cash on hand of $61.8 million as of December 31, 2003 was invested in short-term interest bearing investments having a maturity of three months or less. As such, interest income will fluctuate with changes in short term interest rates. In 2003, we had $788,000 in interest income and $121,000 in interest expense.

     As of December 31, 2003, we had utilized approximately $8.3 million of our credit facilities, including $1,879,000 in short-term notes payable resulting in minimal interest rate risk.

Long-term interest rate risk

     As of December 31, 2003, we had $2.8 million in long-term bank borrowing including the current portion of $1.1 million.

     Our long term bank borrowing was obtained in May 2002, has a term of four years and bear interest at a rate of 1.5% over three months LIBOR repayable in 16 quarterly installments of $281,250 beginning August 2002. The initial amount of this term loan was $4.5 million and the outstanding balance as of December 31, 2003 was $2.8 million.

     We obtained a seven-year $15.0 million term loan in the fourth quarter of 2001 with a fixed rate of interest of 5.05% for the first four years and 1% over the SIBOR rate for the last three years. The term loan had an outstanding balance of $12.9 million as of December 31, 2002. We repaid this term loan on January 3, 2003.

     The potential effect of a hypothetical 1% increase in interest rates for 2003 indebtedness would be insignificant to our cash flows and net income.

Item 6. Directors, Senior Management and Employees

Directors and Senior Managers

     Our current directors and senior management and their ages as of February 29, 2004 are as follows:

Name	Age	Position with Nam Tai

Tadao Murakami	60	Chairman of the Board and member of the Board of Directors
Joseph Li	52	Chief Executive Officer, President
M. K. Koo	59	Chief Financial Officer and member of the Board of Directors
Guy Bindels	43	Research & Development Director
George Shih	47	Chief Operating Officer
Karene Wong	40	Chairman of the Board of Namtai Electronic and Electrical Products Limited and Namtai Electronic (Shenzhen)
Patinda Lei	37	Chairman of the Board of Zastron Electronic
Lee Kwok Wai, Patrick	39	Managing Director of Zastron Electronic
L. P. Wang	47	Assistant Managing Director of Zastron Electronic
Chen Yee, William	45	Managing Director of Namtai Electronic (Shenzhen)
Kazuhiro Asano	52	Managing Director of Namtek Software
Seitaro Furukawa	62	Chairman of the Board of J.I.C. Technology Company Limited
Ivan Chui	45	Managing Director of J.I.C. Enterprises (HK) Limited
Charles Chu	47	Member of the Board of Directors
Peter R. Kellogg	61	Member of the Board of Directors
Stephen Seung	57	Member of the Board of Directors and Secretary
Dr. Wing Yan (William) Lo	43	Member of the Board of Directors
Mark Waslen	43	Member of the Board of Directors

     Tadao Murakami. Mr. Murakami has served Nam Tai in various executive capacities since 1984. He became our Secretary and a Director in December 1989. Since June 1989, he has been employed as the President of our Hong Kong subsidiary. In July 1994, Mr. Murakami succeeded Mr. Koo as President and, in June 1995, became our Chief Executive Officer until September 1998. Mr. Murakami assumed the position of Vice-Chairman in January 1996, and Chairman from September 1998 until March 1, 2001 and again starting February 1, 2002. He is in charge of our manufacturing and marketing operations. Mr. Murakami studied technology in Japan Electronic Technology College in 1964.

     Joseph Li. Mr. Li, co-founder of the J.I.C. Group, has served in various senior executive positions since we acquired the J.I.C. Group in October 2000. Mr. Li assumed the position of Chief Executive Officer in May 2002. Mr. Li has directed J.I.C. Group’s business development since founding J.I.C. Group in 1980. Mr. Li resigned as a member of the Board of Directors in July 2003.

     M.K. Koo. Mr. Koo has served as Chairman of the Board of Nam Tai and its predecessor companies from inception until September 1998. He then became our Senior Executive Officer, responsible for corporate strategy, finance and administration and also serves as the Company’s Chief Financial Officer. In addition to his current roles as Chief Financial Officer and a director, he remains responsible for mergers and acquisitions, and administrative matters. Mr. Koo received his Bachelor’s of Laws degree from National Taiwan University in 1970.

     Guy Bindels. Mr. Bindels took up the post of Research and Development Director of Nam Tai Group in March 2003. He is responsible for the research and development activities of the group. He has worked with the research and development unit of Alcatel for 19 years before joining Nam Tai. He obtained a Master’s Degree in Electronics Engineering in June 1983 from the Government Department for National Education in France.

     George Shih. Mr. Shih took up the post of Chief Operating Officer of Nam Tai Group in June 2003. He is responsible for ensuring the smooth operation of manufacturing services of the group. Before joining Nam Tai, he had 19 years of experience in electronics manufacturing services in various management roles with Solectron Corporation. Mr. Shih has obtained a Bachelor’s Degree in Materials Science and Engineering from National Tsing Hua University, Taiwan in 1978. In 1980, he also obtained a Master’s Degree in Industrial Engineering from University of Texas, USA. He further obtained a Master’s Degree in Electrical and Computer Engineering from University of Texas, USA in 1983.

     Karene Wong. Ms. Wong joined us in March 1989 and was promoted to Managing Director of our subsidiary Nam Tai Electronic & Electrical Products Ltd. on January 1, 2001 and in September 2003, became the Chairman of the Board of Namtai Electronic (Shenzhen) Co. Ltd.. Before joining us, Ms. Wong was Assistant to the Sales Manager at Wright Joint & Co. Ltd. Ms. Wong is responsible for our sales and marketing operations and supporting employee recruitment and training.

     Patinda Lei. Ms. Lei assumed the position of Managing Director of our subsidiary Nam Tai Telecom (Hong Kong) Company Limited since June 2002 and in September 2003, became the Chairman of the Board of Zastron Electronic (Shenzhen) Co. Ltd. Ms. Lei has worked with Nam Tai Group for eight years specializing in promoting, generating and monitoring sales revenues on various high-end electronics products. Ms. Lei graduated from the Science University of Tokyo in 1990, majoring in Industrial Engineering.

     Lee Kwok Wai, Patrick. Mr. Lee took up the post of Managing Director of Zastron Electronic (Shenzhen) Co. Ltd. in February 2004. He is responsible for managing the overall operation of Zastron Electronic (Shenzhen) Co. Ltd. Before joining Zastron Electronic (Shenzhen) Co. Ltd., he has worked for Nokia for 10 years covering engineering, manufacturing operation and general management. His first career after graduation was of Technophone where he started his engineering career. He had worked with Technophone for four years before it was acquired by Nokia. He obtained his Bachelor’s Degree in Electrical and Electronic Engineering from University of Surrey, England in 1989 and a Master’s Degree in Advanced Manufacturing Systems from Brunel University, England in 1997.

     L.P. Wang. Mr. Wang assumed the position of Managing Director of our subsidiary Zastron Electronic (Shenzhen) Co. Ltd. from August 2002 to February 2004. Mr. Wang has since resumed the position of Assistant Managing Director of Zastron Electronic (Shenzhen) Co. Ltd. He has more than 23 years of experience in the electronics industry. He joined Nam Tai in 1997 as production engineering manager and was promoted to vice managing director in 2002. He was further promoted to Managing Director of Zastron Electronics (Shenzhen) Co. Ltd. in August of the same year. Prior to joining Nam Tai, Mr. Wang held several management positions in various companies in Taiwan and China. Mr. Wang graduated from Chinese Military Academy in Taiwan.

     Chen Yee, William. Mr. Chen assumed the post of Managing Director of Nam Tai Electronic (Shenzhen) Co. Ltd. in September 2003. Before joining Nam Tai, he had 15 years of experience in plant and production management with Jabil Circuits (China) Limited, Dongguan Nokia Mobile Phones Limited, China and Marine Engine Rebuilders, Inc., Philippines. He obtained a Bachelor’s Degree in Industrial Psychology from Far Eastern University in Philippines in 1982 and a Master’s Degree in Business Administration from University of Southern Queensland, Australia in 1999.

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

     Seitaro Furukawa. Mr. Furukawa assumed the position of Chairman of the Board and Managing Director of our subsidiary J.I.C. Technology Company Limited in March 2002. He has extensive experience in international operational management. He held management positions in the Japan offices of General Electric, Admiral International Company and Thompson CSF. After joining the J.I.C. Group in 1992 as a Managing Director, he assumed responsibility for production management and monitoring daily operations of the LCD plant in Shenzhen. Mr. Furukawa received his Bachelor’s of English Literature degree from Aoyama University in 1965 and his Bachelor’s of Technology and Metallurgy degree from Kogakuin University in 1967.

     Ivan Chui. Mr. Chui is the co-founder and Managing Director of our subsidiary J.I.C. Enterprises (Hong Kong) Ltd. Mr. Chui has directed J.I.C. Group’s marketing activities since founding J.I.C. Group in 1980.

     Charles Chu. Mr. Chu originally served as a Director from November 1987 to September 1989. He was reappointed a Director in November 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on our audit committee. Mr. Chu received his Bachelor’s of Laws degree and Post-Graduate Certificate of Laws from the University of Hong Kong in 1980 and 1981, respectively.

     Peter R. Kellogg. Mr. Kellogg was elected to our Board of Directors in June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the New York Stock Exchange until the firm merged with Goldman Sachs in 2000 when Mr. Kellogg became a Senior Advisory Director. Mr. Kellogg served on our audit committee until July 8, 2003. Mr. Kellogg is also a member of the Board of the Ziegler Companies.

     Stephen Seung. Mr. Seung was appointed a Director of Nam Tai in 1995. Mr. Seung is an attorney and a C.P.A. and has been engaged in the private practice of law in New York since 1981. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung acts as our authorized agent in the United States and serves on our audit committee until October 2003. With effect from October 15, 2003, Mr. Seung also assumed the role of Secretary of the Company.

     Dr. Wing Yan (William) Lo. Dr. Lo was elected to our Board of Directors at our annual meeting of shareholders on July 8, 2003. Dr. Lo is currently the Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. Dr. Lo is currently also the non-executive Chairman of WPP Greater China, a division of WPP Group plc., a communications services group having its shares listed on both the London Stock Exchange and the Nasdaq National Market. From 1998 to 1999, Dr. Lo was the chief executive appointment at Citibank. Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. Dr. Lo holds an M. Phil. degree in molecular pharmacology and a Ph.D. degree in genetic engineering, both from Cambridge University, England. He is also member of the Board of the Hong Kong Applied Science and Technology Research Institute and the Hong Kong Jockey Club Institute of Chinese Exchange. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong. Dr. Lo serves on our audit committee.

     Mark Waslen. Mr. Waslen was elected to our Board of Directors in July 2003 and currently serves on the audit committee acting as Chairman. Previously, Mr. Waslen was employed with Nam Tai during the periods 1990 to 1995 and June 1998 to October 1999 in various capacities including Financial Controller, Secretary and Treasurer. Mr. Waslen has been employed with various accounting firms including Peat Marwick Thorne, Deloitte Touche Tohmatsu and is currently employed with BME + Partners Chartered Accountants. Mr. Waslen is a C.F.A., C.A. and a C.P.A. and received a Bachelor’s of Commerce (Accounting Major) from the University of Saskatchewan in 1982.

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

Compensation of Directors and Senior Managers

     The aggregate compensation we and our subsidiaries paid during the year ended December 31, 2003 to all directors and officers as a group for services in all capacities was approximately $2.74 million, including compensation in the form of housing in Hong Kong for our Chairman of the Board, our Chief Executive Officer and President, and our Chief Financial Officer.

     Directors who are not employees of Nam Tai nor any of its subsidiaries are paid $3,000 per month for services as a director, $750 per meeting attended in person and $500 per meeting attended by telephone. In addition they are reimbursed for all reasonable expenses incurred in connection with their services as a director.

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

     According to the relevant laws and regulations in the PRC, we are required to contribute 8% to 9% of the stipulated salary set by the local government of Shenzhen, the PRC, to the retirement benefit schemes to fund the retirement benefits of our employees. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.

     Prior to December 2000, we maintained staff contributory retirement plans (defined contribution pension plans), which covered certain of our employees in Hong Kong. From December 2000 onwards, we terminated our existing staff contributory retirement plans and enrolled all of our eligible employees in Hong Kong into a Mandatory Provident Fund, or MPF, program. In August 2003, we set up our PRC headquarters, Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, in Macao, China. We enrolled all of our eligible employees in Macao into a retirement benefit scheme, or RBS. Both the MPF and RBS are available to all employees aged 18 to 64 and with at least 60 days of service under the employment of Nam Tai in Hong Kong and Macao. Contributions are made by us at 5% based on the staff’s relevant income. The maximum relevant income for contribution purpose per employee is $3 per month. Staff members are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong while the benefit can be withdrawn by the employees in Macao at the end of employment contracts.

     The cost of our contribution to the staff retirement plans in Hong Kong, Macao and PRC amounted to $561,000, $617,000 and $982,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

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

Audit Committee

          Nam Tai has established an audit committee whose primary duties consist of reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of auditors, the scope of the annual audits and the fees to be paid to the auditors and the performance of the independent auditors and accounting practices. The audit committee currently consists of three independent non-executive directors, Messrs. Waslen, Chu and Lo. Mr. Waslen, who was elected by the full Board of Directors, currently acts as the Chairman of the Audit Committee

Meetings

          Meetings of the audit committee, as chaired by the Chairman of Audit Committee, shall be held at least once per quarter with external and internal auditors.

Authority and Duties

          The audit committee shall assist the Board of Directors in fulfilling is “oversight and monitoring” responsibilities.

          The duties of the audit committee are to:

•	review the financial reports and other financial information provided by the Company to any governmental body or the public;

•	review the Company’s system of internal controls regarding financial, accounting, legal compliance and ethics that management and the Board have established;

•	review the Company’s auditing, accounting and financial reporting processes generally;

•	review and approve all related-party transactions on an on-going basis for the review of potential conflict of interest situations where appropriate;

•	review the independence, qualification and performance of independent auditor and internal audit function;

•	prepare an audit committee report as required by the SEC to be included in the company’s annual proxy statement;

•	review and reassess the adequacy of the Audit Committee Charter on an annual basis;

•	authorize investigations into any matters within the Committee’s scope of responsibilities; and

•	perform such other functions as assigned by law or the Board.

     The audit committee last met on February 5, 2004.

     The Compensation Committee of the Board of Directors determines the salaries and incentive compensation of the officers of Nam Tai (other than Messrs. Murakami and Koo, whose salaries are decided each year by our Board’s outside directors), provides recommendations for the salaries and incentive compensation of all employees and consultants and administers various compensation, stock and benefit plans of Nam Tai. The Compensation Committee consists of Messrs. Murakami and Koo.

     The Investment Committee of the Board of Directors may make strategic investments in companies of amounts less than $5 million with approval of other members of the Board. The Investment Committee consists of Messrs. Murakami and Koo.

Options of Directors and Senior Management

     The following table provides information concerning options owned by our current Directors and Senior Management at March 1, 2004. All share numbers subject to options and exercise price per share have been adjusted to give effect to a three-for-one stock split effective on June 30, 2003 and a ten-for-one stock dividend effective on November 7, 2003.

Number of
	common shares	Exercise
	subject to	Price ($)	Expiration
Name	options	per share	Date

Tadao Murakami	—	—	—
Joseph Li	—	—	—
M. K. Koo	—	—	—
Guy Bindels	—	—	—
George Shih	—	—	—
Karene Wong	—	—	—
Patinda Lei	—	—	—
Lee Kwok Wai, Patrick	—	—	—
L. P. Wang	—	—	—
Chen Yee, William	—	—	—
Kazuhiro Asano	—	—	—
Seitaro Furukawa	—	—	—
Ivan Chui	—	—	—
Charles Chu	16,500	16.8182	7/8/2006
Peter R. Kellogg	16,500	4.3945	6/22/2004
	16,500	6.0155	4/30/2005
	16,500	16.8182	7/8/2006
Stephen Seung	16,500	16.8182	7/8/2006
Wing Yan (William) Lo	16,500	16.8182	7/8/2006
Mark Waslen	—	—	—

     Please refer to page 52 of this Report, which sets forth the shareholding information of each of the director and senior management of the Company.

Employee Stock Option and Incentive Plan

     Our 1993 and 2001 stock option plans provide for the grant of stock options to directors, employees, (including officers) and consultants. The terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option cannot be altered once granted; and (iv) every non-executive director who is not our employee shall, on an annual basis upon their election to the Board of Director at the Annual General Meeting, be automatically granted 16,500 options, with an exercise price equal to 100% of the fair market value of the common shares on the date of grant. At March 1, 2004, options to purchase 108,550 shares were outstanding under our Stock Options Plans and 1,904,869 shares were available for future grant under them.

     Our Board of Directors has determined, effective December 31, 2002, to grant future options under our stock option plans only to our non-employee directors. Thereafter, incentive compensation paid to management and other key employees was in the form of either cash bonuses or stock options.

Employees

     As of December 31, 2003, we employed 4,476 persons on a full-time basis, of which 4,385 were employed in China, 62 were employed in Hong Kong, 24 were employed in Macao, 4 were employed in Japan and 1 was employed in the British Virgin Islands. Of these employees, approximately 3,415 were engaged in manufacturing, approximately 1,061 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services.

     As of December 31, 2002, we employed 4,246 persons on a full-time basis, of which 4,173 were employed in China and 73 were employed in Hong Kong. Of these employees, approximately 2,915 were engaged in manufacturing, approximately 1,331 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services.

     As of December 31, 2001, we employed 3,947 persons on a full-time basis, of which 3,866 were employed in China and 81 were employed in Hong Kong. Of these employees, approximately 2,728 were engaged in manufacturing, approximately 1,096 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services.

     We are not a party to any material labor contracts. The nature of our arrangement with our manufacturing employees is such that we can increase or reduce staffing levels without significant difficulty, cost or penalty. Although we have experienced no significant labor stoppages and believe relations with our employees are satisfactory, this situation may not continue in the future, and any labor difficulties could lead to increased costs and/or interruptions in our production.

     It is the practice of one of our subsidiaries to enter into a collective agreement with its trade union. The collective agreement usually sets out the minimum standard for the wages, working hours and other benefits of the workers. The current collective agreement between our subsidiary and its trade union expires on April 17, 2004 and will be renewed.

Item 7. Major Shareholders and Related Party Transactions

     The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of March 1, 2004, by:

•	each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares; and

•	each of our current directors and senior management.

     We are not directly owned or controlled by another corporation or by any foreign government, natural or legal person.

	Shares beneficially(1) owned

Name	Number		Percent

M. K. Koo	5,316,386		12.9
Peter R. Kellogg	5,246,680	(2)	12.7
I.A.T. Reinsurance Syndicate Ltd	4,676,100	(2)	11.3
Li & Chui Holdings (B.V.I.) Ltd.	2,935,087		7.1
Joseph Li	3,013,957	(3)	7.3
Ivan Chui	2,980,957	(4)	7.2
Tadao Murakami	1,849,225		4.5
Guy Bindels	—		—
George Shih	—		—
Karene Wong	34,100		*
Patinda Lei	26,400		*
Lee Kwok Wai, Patrick	935		*
L. P. Wang	600	(5)	*
Chen Yee, William	—		—
Kazuhiro Asano	—		—
Seitaro Furukawa	—		—
Charles Chu	69,000	(6)	*
Stephen Seung	69,800	(7)	*
Wing Yan (William) Lo	16,500	(8)	*
Mark Waslen	10,000		*

*	Less than 1%.

(1)	Pursuant to the rules of the Securities and Exchange Commission, shares of common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 41,231,272 common shares outstanding as of March 1, 2004.

(2)	Mr. Kellogg holds directly 521,080 common shares and options to purchase 49,500 common shares exercisable within 60 days of March 1, 2004. Indirectly, through I.A.T. Reinsurance Syndicate Ltd., Mr. Kellogg holds 4,676,100 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(3)	Includes shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Li shares investment and voting control with Mr. Chui. These are the same shares shown in the table for Ivan Chui.

(4)	Includes shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Chui shares investment and voting control with Mr. Li. These are the same shares shown in the table for Joseph Li.

(5)	Includes 600 common shares that are registered to Tsai Sue Wan, Jean, Mr. Wang’s wife, as to which Mr. Wang disclaims beneficial ownership.

(6)	Includes options to purchase 16,500 common shares exercisable within 60 days of March 1, 2004.

(7)	Includes options to purchase 16,500 common shares exercisable within 60 days of March 1, 2004, and 20,300 common shares that are registered to Violet Seung, Mr. Seung’s wife, as to which Mr. Seung disclaims beneficial ownership.

(8)	Consists of options to purchase common shares exercisable within 60 days of March 1, 2004.

(9)	All the share numbers have been adjusted to give effect to a three-for-one stock split effective on June 30, 2003 and a ten-for-one stock dividend effective on November 7, 2003.

     All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of March 1, 2004, there were approximately 808 holders of record of our common shares. According to information supplied by our transfer agent, 774 holders of record with addresses in the United States held 30,822,026 of our outstanding common shares.

     The following table reflects the percentage ownership of our common shares beneficially owned by our major shareholders during the past three years:

	Percentage Ownership(1)

	February 28,	March 31,	March 1,
	2002	2003	2004

M. K. Koo	29.2	18.9	12.9
Peter R. Kellogg	14.2	12.2	12.7
I.A.T. Reinsurance Syndicate Ltd	12.7	10.7	11.3
Li & Chui Holdings (B.V.I.) Ltd.	10.6	8.7	7.1
Joseph Li	10.6	9.1	7.3
Ivan Chui	10.6	9.0	7.2
Tadao Murakami	8.9	6.0	4.5

(1)	Based on 30,779,820, 36,392,004 and 41,231,272 common shares outstanding on February 28, 2002, March 31, 2003 and March 1, 2004, respectively.

There are no arrangements that may, at a subsequent date, result in a change of control of the Company.

Certain Relationships and Related Transactions

     In January 2003, we invested $10.0 million for a 25% equity interest in Alpha Star Investments Ltd., the ultimate parent of JCT.   JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software. In connection with our investment, Mr. Koo has been appointed as a director to Alpha Star Investment Ltd’s Board of Directors. We are manufacturing wireless communication terminals and related modules for JCT. As part of our investment, Alpha Star Investment Ltd agreed to have us manufacture the RF modules for at least 50 percent of the orders it, or any of its subsidiaries, receives for RF modules provided we perform such manufacturing services at a price comparable to the market. In March 2003, we agreed to support JCT in the production of 1 million cellular phones by providing assembling services and support for the manufacturing of LCD modules and RF modules. As of December 31, 2003, we were owed $2.7 million from JCT. For the year ended December 31, 2003, we recognized net sales of $20.8 million to JCT and purchased raw materials of approximately $5.5 million from JCT and its related companies.

     On February 16, 2004, by unanimous consent following resolutions without meeting, the Board of Directors adopted a resolution for the sale of a residential property located in Hong Kong by a wholly owned subsidiary of the Company, Nam Tai Group Management Limited, to Mr. Tadao Murakami, Chairman of the Board of Directors, for consideration of approximately $1.8 million, which is similar to the original acquired cost and appraised market value of the property as of January 31, 2004. The agreement for the sale of the property was entered into between Nam Tai Group Management Limited and Mr. Tadao Murakami on March 10, 2004.

Item 8. Financial Information

Financial Statements

     Our Consolidated Financial Statements are set forth under Item 18. Financial Statements. From year end dated December 31, 2003 to our reporting date of March 5, 2004 there has been no significant changes on our consolidated Financial Statements, except subsequent events as shown under the Financial Statement.

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

     In December 2002, in contemplation of our intention to list on the NYSE, we sought a replacement firm with a strong U.S. and Asian presence and an ability to handle our audit requirements. Accordingly, our Board of Directors appointed Grant Thornton as our independent public accountants based on Grant Thornton’s ranking among accounting firms in the U.S. and our Board’s belief that Grant Thornton would be acceptable to our shareholders. The appointment of Grant Thornton was accepted by our shareholders at our annual meeting held on July 8, 2003. Accordingly, Grant Thornton issued the audited account for 2002.

     In August 2003, we set up the PRC’s headquarters in Macao, China, due to our continuous increase in investment in PRC. Since Grant Thornton does not have an office in Macao and does not have a licence to handle Macao statutory tax filings, Grant Thornton tendered its resignation as our auditors. Deloitte Touche Tohmatsu, who had been our auditors from 1998-2001, was hired to audit for both 2002 and 2003. Deloitte Touche Tohmatsu has been appointed as our auditors as of October 24, 2003. Grant Thornton will, however, continue to provide tax advisory services to us, other than with respect to Macao.

Legal Proceedings

     We are not a party to any legal proceedings other than routine litigation incidental to our business and there are no material legal proceedings pending with respect to our property, other than as described below.

Tele-Art Litigation

     In June 1997, we filed a petition in the British Virgin Islands for the winding up of Tele-Art, Inc. on account of an unpaid judgment debt owed to us. The High Court of Justice granted an order to wind up Tele-Art, Inc. in July 1998 and the Eastern Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to our Articles of Association, we redeemed and cancelled 415,500 (Note 1) shares of Nam Tai registered in the name of Tele-Art, Inc. at a price of $3.73 per share to offset substantially all of the judgment debt of $799,000 plus interest and legal costs totaling approximately $1.7 million, including dividends that we had withheld and credited against the judgment debt.

     Following the completion of the redemption, we received notice that the liquidator had obtained an ex-parte injunction preventing us from redeeming Nam Tai shares beneficially owned by Tele-Art, Inc. On February 4, 1999, the liquidator of Tele-Art, Inc. filed a further summons in the British Virgin Islands on its behalf seeking, among other matters:

•	A declaration as to the respective priorities of the debts of Tele-Art, Inc. to the Bank of China, us, and other creditors and their respective rights to have their debts discharged out of the proceeds of the Tele-Art, Inc.’s Nam Tai shares;

•	An order setting aside the redemption of 415,500 (Note 1) shares, and ordering delivery of all shares in our possession or control of to the liquidator; and

•	Payment of all dividends in respect of Tele-Art, Inc.’s Nam Tai shares.

     On March 26, 2001, we filed a summons seeking to remove the liquidator for failing to act diligently in the performance of his duties and for knowingly misleading the court. On September 3, 2002, the liquidator submitted a letter of resignation prior to the scheduled removal hearing. A new liquidator was appointed by the BVI court on July 11, 2003.

     On July 5, 2002, upon our application, the court ordered the removal of the liquidator’s ex-parte injunction and ordered an inquiry into damages. On August 9, 2002, the court delivered a decision awarding us a judgment against Tele-Art, Inc. for approximately $34.0 million. On August 12, 2002, we redeemed and cancelled, pursuant to its Articles of Association, the remaining 509,181 (Note 2) shares beneficially owned by Tele-Art, Inc. at a price of $6.14 per share. Including the dividends which we had withheld and credited against the judgment, this offset a further $3.5 million, approximately, in judgment debts owed to us by Tele-Art, Inc. We recorded the $3.3 million redemption net of expenses as other income in 2002.

     On January 21, 2003, judgment was delivered on the liquidators’ February 4, 1999 summons declaring that the redemption and set off of dividends on the 415,500 (Note 1) shares be set aside and that all Tele-Art Inc. property withheld by us be delivered to Tele-Art, Inc. in liquidation. The orders granted in the judgment were substantially different from the relief sought in the February 4, 1999 application. On February 4, 2003, we filed an application for a stay of execution and leave to appeal the decision listing eight grounds of appeal, which was granted on June 23, 2003. The case was heard on January 12, 2004 and the judgment was reserved.

     Our legal representatives have advised us that we have real prospects of success on appeal against the January 21, 2003 decision and we plan to vigorously fight for such an outcome. However, due to the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment and in accordance with SFAS No. 5, “Accounting for Contingencies”, we have recorded a provision for $5.2 million as a component of accrued expenses pending a final determination of this matter by the courts as of December 31, 2002, represented the then best estimate of the net monetary expense we would incur if our appeal is unsuccessful and the two judgment debts in the total amount of $38.0 million (including interest, costs, and related expenses) is determined as having the lowest priorities in recovering from the estate of Tele-Art Inc. As of November 7, 2003, apart from Nam Tai, a total of four other creditors of Tele-Art, Inc., including Bank of China, had submitted their proof of debt to the liquidator for the total claim amount of approximately $3.4 million. Together with the outstanding legal charge as of December 31, 2003, the total potential future obligation to us would only be approximately $3.9 million. The 2002 provision for $5.2 million had been reduced to $3.9 million in the fourth quarter of 2003. If our appeal is successful and all legal matters related to Tele Art, Inc. are finalized, including the final determination of other creditors’ position, then the remaining portion of $3.9 million provision consequently will also be reversed into income in the related period.

     If our appeal is not successful, and the 1,017,149 (adjusted for ten-for-one stock dividend) share redemption is set aside, we believe that these shares would be sold by Tele-Art, Inc.’s liquidator in the open market at the market price prevailing at the time of sale. For example, if these shares had been sold at the March 1, 2004 closing price of $28.09 per share, the proceeds the liquidator would have realized before commissions, plus withheld dividends of $518,000, would have been approximately $29.1 million for the estate of Tele-Art, Inc. (in liquidation). Furthermore, according to the information provided by existing liquidator as of November 7, 2003, the estimated liabilities for all other unsecured creditors are approximately $353,000. The Bank of China is claiming to be a secured creditor in the amount of approximately $2.7 million, and the January 21, 2003 judgment found that the Bank of China is secured and we are unsecured. We dispute that finding, and among other matters, have argued that the proof of debt of Bank of China was incomplete and invalid. The former liquidator is claiming to have incurred approximately $383,000 in costs for work as the liquidator. Accordingly, if we are not successful on our appeal of the January 21, 2003 judgment, we will seek to recover our $38.0 million in judgment debts from the estate of Tele-Art, Inc. Accordingly, any amount recovered from the state of Tele-Art Inc. in settlement of the claimed judgment debt would be recognized as other income.

     However, there is no assurance that we may realize the entire amount of our judgment debts as Tele-Art Inc. is in liquidation. The actual amount of the recovery, if any, is uncertain, and is dependent on a number of factors including the value of our shares when sold in the market, and the final determination of other creditors’ positions. We plan to continue to pursue vigorously all legal alternatives available to seek to recover the maximum amount of the outstanding debt from Tele-Art, Inc. (in liquidation) as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art, Inc. We may incur substantial additional costs in pursuing our recovery and such costs may not be recoverable.

Note

1.	Subsequent to November 7, 2003, the number of shares was adjusted to 457,050 to reflect the ten-for-one stock dividend.

2.	Subsequent to November 7, 2003, the number of shares was adjusted to 560,099 to reflect the ten-for-one stock dividend.

Putative Class Actions

     On March 11, 2003, we were served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.), or the Rocco Action. In addition to Nam Tai, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.), or the Steigler Action, and together with the Rocco Action, the Actions. The Actions have been consolidated since July 2003 and purports to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 18, 2003. Plaintiffs in the Actions assert claims under Section 10(b) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class periods concerning the partial reversal of an inventory provision and a charge to goodwill related to Nam Tai’s LPT segment. We have filed a motion to dismiss the lawsuit and the putative class action has not been certified as a class action by the court. In any event, our motion to dismiss was heard in November 2003 and we are awaiting the judgment of the court thereof. Nam Tai believes it has meritorious defenses and intends to defend the case vigorously.

Export Sales

Geographic Markets

     Approximate percentages of net sales to customers by geographic area based upon location of product delivery are set forth below for the periods indicated:

	Year ended December 31,

Geographic Areas	2001	2002	2003

China (excluding Hong Kong)	11%	12%	25%
Europe (excluding Estonia)	10	18	21
Japan	10	11	17
United States	15	14	14
Hong Kong	27	24	9
Estonia	—	8	5
North America (excluding United States)	8	3	—
Korea	10	7	6
Other	9	3	3

	100%	100%	100%

Dividend Policy

     We have paid an annual dividend for the last ten consecutive years. On February 6, 2004, we announced that we were increasing our regular annual dividend to $0.48 per share to be declared and paid quarterly commencing with the first quarter 2004 dividend of $0.12 per share. The following table sets forth the total cash dividends and dividends per share we have declared for each of the five years in the period ended December 31, 2003, adjusted to give effect to a three-for-one stock split effective on June 30, 2003.

	Year ended December 31,

	1999	2000	2001	2002	2003

Total dividends declared (in thousands)	$2,942	$12,190	$4,134	$17,056	$37,584
Regular dividends per share	$0.11	$0.12	$0.13	$0.16	$0.20
Special dividends	—	0.33	—	0.33	0.80

Total dividends per share	$0.11	$0.45	$0.13	$0.49	$1.00

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

     We declared special dividends in 2002 and 2003 for the reasons described below:

•	In 2002, primarily as a result of a realized gain we made from our sale of approximately one-third of our direct investment in Huizhou TCL Mobile Communication Company Ltd.; and

•	In 2003, in celebration of our fifteenth anniversary since our listing and IPO in 1988, our fifteenth consecutive year of profitability, and the transfer of our shares from the NASDAQ National Market to the NYSE in January 2003.

Item 9. The Listing

     Our common shares are traded in the United States on the NYSE. On January 23, 2003, our common shares were listed on the NYSE under the symbol “NTE.” Prior to that, our common shares were quoted on the Nasdaq National Market under the symbol “NTAI.”

     The following table sets forth the high and low closing sale prices for our common shares for the quarters in the three-year period ended December 31, 2003, adjusted to give effect to a three-for-one stock split effective on June 30, 2003:

	2001			2002			2003

			Average			Average			Average
			Daily			Daily			Daily
			Trading			Trading			Trading
	High	Low	Volume(1)	High	Low	Volume(1)	High	Low	Volume(1)

First Quarter	$6.38	$4.04	133,887	$6.35	$5.15	153,210	$11.30	$7.92	363,270
Second Quarter	5.00	4.08	74,195	7.73	6.10	143,827	14.13	6.94	288,459
Third Quarter	5.10	3.77	63,992	6.86	5.33	54,983	32.90	12.87	734,330
Fourth Quarter	5.97	4.17	54,684	9.07	6.17	303,351	42.48	26.25	1,393,722

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

     The following table sets forth the high and low closing sale prices for each of the last five years ended December 31, adjusted to give effect to a three-for-one stock split effective on June 30, 2003:

			Daily
			Trading
Year ended	High	Low	Volume(1)

December 31, 2003	$42.48	$6.94	597,858
December 31, 2002	9.07	5.15	164,011
December 31, 2001	6.38	3.77	81,656
December 31, 2000	6.88	4.31	113,644
December 31, 1999	6.33	2.67	171,761

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

     The following table sets forth the high and low closing sale prices during each of the most recent six months:

			Daily
			Trading
Month ended	High	Low	Volume(1)

February 27, 2004	$33.75	$25.00	1,041,000
January 31, 2004	34.24	27.88	1,181,705
December 30, 2003	41.46	26.30	1,800,127
November 30, 2003	41.85	31.20	1,259,726
October 31, 2003	42.48	26.25	1,115,678
September 30, 2003	32.90	24.00	953.886

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

     On March 9, 2004, the last reported sale price of our common shares on the NYSE was $25.17 per share. As of March 1, 2004, there were 808 holders of record of our common shares.

Item 10. Additional Information

Share Capital

     Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. On June 20, 2003, we announced a three-for-one stock split effective on June 30, 2003 and a ten-for-one stock dividend effective November 7, 2003. As of March 1, 2004, 41,231,272 common shares were outstanding.

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

     Our registered office is at 3rd floor 116 Main Street, Road Town, Tortola, British Virgin Islands and we have been assigned company number 3805. Our object or purpose is to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of the Memorandum of Association. As an International Business Company, and as set forth in Clause 6, we are prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands, or accepting banking deposits or contracts of insurance. We do not believe these restrictions materially affect our operations.

     Paragraph 60 of our Amended Articles of Association, or Articles, provides that a director may be counted as one of a quorum in respect of any contract or arrangement in which the director is materially interested or makes with the Company; however, if the agreement or transaction cannot be approved by a resolution of directors without counting the vote or consent of any interested director, the agreement or transaction may only be validated by approval or ratification by a resolution of the shareholders, who are referred under the law of the British Virgin Islands as “members.” Paragraph 53 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to us. Paragraph 69 of the Articles provides that the directors may by resolution exercise all the powers on our behalf to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever we borrow money or as security for any of our debts, liabilities or obligations or those of any third party. These borrowing powers can be altered by an amendment to the Articles. There is no provision in our Articles for the mandatory retirement of directors; however, we have fixed 65 as the mandatory age of retirement for our directors. Directors are not required to own our shares in order to serve as directors.

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

     As a result of the issuance of additional common shares in 2003 pursuant to the three-for-one stock split and increase in the number of Common Shares reserved for issuance under the Company’s 1993 Stock Option Plan and 2001 Stock Option Plan, the authorized share capital of the Company was enlarged from $200,000 to $2,000,000 and number of shares was increased from 20,000,000 to 200,000,000. The full text of our Amended Articles and Memorandum, amended on June 26, 2003, we hereby file as Exhibit 1.1 with the Annual Report on Form 20-F for 2003.

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

Material Contracts

     The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Nam Tai or any subsidiary of Nam Tai is a party, for the two years immediately preceding the filing of this report:

•	On January 14, 2002, we entered into an agreement with the joint liquidators of Albatronics. Under the agreement we injected our wholly-owned subsidiary J.I.C. Group into a new company for 92.9% ownership in the new company on a fully diluted basis after conversion of preference shares. Albatronics’ listing status on the Hong Kong Stock Exchange was withdrawn and the new company was listed on the Hong Kong Stock Exchange by way of introduction and free from the liabilities of Albatronics. Immediately following completion of this reverse merger, we, the creditors and the public beneficially owned approximately 70.4%, 24.1% and 5.5% of the enlarged issued ordinary share capital of the new company, respectively, and we also hold preference shares. Upon our full conversion of the preference shares, we, the creditors and the public will own approximately 92.9%, 5.8% and 1.3% of the enlarged issued ordinary share capital of the new company, respectively. No holder of preference shares is entitled to exercise its conversion right if such conversion would result in the minimum public float of 25% as required under the Hong Kong Stock Exchange Listing Rules not being met. Consummation of the agreement was subject to the fulfillment of a number of conditions including approval by Albatronics’ creditors and shareholders and the Listing Committee of the Stock Exchange of Hong Kong and the receipt of other regulatory and court approvals. The agreement was consummated in the second quarter of 2002.

•	Share Transfer Agreement dated January 25, 2002 between Hui Zhou City Investment Holdings Co., Ltd., as seller, and Namtai Electronic (Shenzhen) Co., Ltd., as buyer, under which Hui Zhou City agreed to transfer a 6% equity interest in TCL Holdings Corporation Ltd. to Namtai Electronic for Chinese renminbi 98,520,000 (approximately $12.0 million).

•	On March 20, 2002, an Agreement was entered between Sony Ericsson Mobile Communications AB and Nam Tai Electronic & Electrical Products Ltd. for the production of Camera August to Sony Ericsson Mobile Communication AB.

•	J.I.C. Enterprises (Hong Kong) Ltd. signed a banking facility letter on March 27, 2002 with Shanghai Commercial Bank Ltd. for a four-year term loan with borrowings totaling $4,500,000. The loan is charged at an annual rate of 1.5% over the 3-month London Interbank Offered Rate and is repayable in 16 quarterly payments of US$281,250 plus interest accrued.

•	On April 24, 2002, Nam Tai Electronic & Electrical Products Limited, or NTEE, entered into a Sale and Purchase Agreement with Toshiba Battery Co., Ltd., or Toshiba, and A&T Battery Corp., or ATB, under which NTEE agreed to transfer its 86.7% equity interest in BPC (Shenzhen) Co., Ltd. to ATB in exchange for $1,300,000 from ATB and $800,000 from Toshiba, which was related to the termination of a license.

•	We entered into a Subscription Agreement with TCL International Holdings Ltd. on September 6, 2002 under which we agreed to purchase HK$40,000,000 (approximately $5.1 million) of 3% convertible notes of TCL International Holdings Ltd. that mature three years after issuance.

•	We entered into a Subscription Agreement with Alpha Star Investments Ltd. on January 6, 2003 under which Nam Tai agreed to purchase 1,625,000 newly issued ordinary shares of Alpha Star Investments Ltd. (25% ownership) for $10,000,000. We agreed to sign a shareholders agreement and Alpha Star Investments Ltd. agreed to place with us or a party we nominate at least 50% of the orders for RF modules that it or its subsidiaries receive.

•	On January 1, 2003, a Basic Agreement was entered into between Optrex Corporation and Nam Tai Telecom (Hong Kong) Company Limited for the manufacturing of LCD modules for cellular phones for Optrex Corporation.

•	On January 8, 2003, we entered into a Shareholders Agreement with the other three shareholders of Alpha Star under which each shareholder is granted a right of first refusal and is generally prohibited from competing against Alpha Star.

•	On January 8, 2003, a Basic Agreement was entered into between JCT Wireless Technology Ltd. and Nam Tai Telecom (Hong Kong) Company Limited for manufacturing and assembly of various products, including mother boards, LCD modules, FPC and RF modules, for JCT Wireless Technology Ltd.

•	On January 10, 2003, an Agreement was entered into between Sony Ericsson Mobile Communications AB and Nam Tai Electronic & Electrical Products Ltd. for the production of Camera August C1 for Sony Ericsson Mobile Communications AB.

•	On January 10, 2003, an Agreement was entered into between Sony Ericsson Mobile Communications AB and Nam Tai Electronic & Electrical Products Ltd. for the production of Camera Filip for Sony Ericsson Mobile Communications AB.

•	On January 27, 2003, an Agreement was entered into among Toshiba Matsushita Display Technology Co. Ltd., Nam Tai Telecom (Hong Kong) Company Limited and Zastron Electronic (Shenzhen) Company Limited for the production of LCD modules for Toshiba Matsushita Display Technology Co. Ltd.

•	A Sale and Purchase Agreement was entered into between Zastron Electronic (Shenzhen) Company Limited and J.I.C. Enterprises (Hong Kong) Limited on March 10, 2003 for selling LCD panels, ACFs and ICs to Zastron Electronic (Shenzhen) Company Limited.

•	A Sale and Purchase Agreement was entered into between J.I.C. Enterprises (Hong Kong) Limited and Zastron Electronic (Shenzhen) Company Limited on March 10, 2003 for selling COG panels to J.I.C. Technology Company Limited.

•	On June 26, 2003, an Agreement Amendment was entered into between Sony Ericsson Mobile Communications AB and Nam Tai Electronic & Electrical Products Ltd. for amending the agreements entered into on March 20, 2002 and January 10, 2003.

•	An Agreement was entered into between J.I.C. Technology Company Limited and Glory Gate Enterprises Limited on June 28, 2003 for the disposal of transformers operation to Glory Gate Enterprises Limited.

•	On July 15, 2003, an Agreement was entered into between Omnivision Technologies, Inc. and Namtai Electronic (Shenzhen) Company Limited for supplying CMOS sensor to Namtai Electronic (Shenzhen) Company Limited.

•	On August 22, 2003, we entered into a Purchase Agreement with Citigroup Global Markets Limited for the sale of 3% convertible notes of TCL International Holdings Ltd. at an aggregate price of HK$39,555,068.49 (approximately $5.03 million).

•	On September 8, 2003, a Basic Agreement and two memorandums were entered into between Wuxi Sharp Electronic Component Co. Ltd. and Zastron Electronic (Shenzhen) Company Limited for assembling of PCBs for Wuxi Sharp Electronic Component Co. Ltd.

•	On September 9, 2003, an Agreement was entered into between Sony Ericsson Mobile Communications AB and Namtai Electronic (Shenzhen) Company for the production of flash for cellular phones for Sony Ericsson Mobile Communications AB.

•	On September 15, 2003, an Agreement was entered into between Sony Computer Entertainment Europe Limited and Namtai Electronic (Shenzhen) Co. Ltd. for the production of CMOS sensor modules for Sony Computer Entertainment Europe and its nominated distributors.

•	On September 19, 2003, a Specific Service Agreement was entered into between Sony Ericsson Mobile Communications AB and Namtai Electronic (Shenzhen) Company Ltd. for the manufacturing of bluetooth headset for Sony Ericsson Mobile Communication AB.

•	On October 28, 2003, a Construction Agreement, with commencement date of September 23, 2003, was entered into between Namtai Electronic (Shenzhen) Co. Ltd. and Takasago Thermal Engineering (Hong Kong) Co. Ltd. for the construction of new factory premises. The construction is expected to be completed by the end of the fourth quarter in 2004.

•	On December 9, 2003, an Investment Agreement and Shareholders Agreement was entered into among Mr. André Jolivet, Mr. Alain Jolivet, Remote Reward SAS, AGF Private Equity, Mighty Wealth Group Limited and Nam Tai Electronics, Inc. for acquiring an 11.33% equity interest in Stepmind with a consideration of approximately $5.3 million.

•	On January 2, 2004, a Supplemental Agreement was entered into among Mr. André Jolivet, Mr. Alain Jolivet, Remote Reward SAS, AGF Private Equity, Mighty Wealth Group Limited and Nam Tai Electronics, Inc. for consenting to release the second phrase of payment and increase capital investment in Stepmind should Stepmind fulfill certain conditions.

•	On March 10, 2004, an Agreement was entered into between Nam Tai Group Management Limited and Frontier Profit Inc. for selling Flat A, 22nd Floor, Tower 2 and Car Parking Space No. A86, The Leighton Hill, 2B Broadwood Road, Happy Valley, Hong Kong to Frontier Profit Inc. with a consideration of approximately $1.8 million.

Exchange Controls

     There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai’s securities or on the conduct of our operations in Hong Kong and PRC headquarters in Macao, China or where our principal executive offices are located in the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our China subsidiaries, with the exception of a requirement that 10% of profits be reserved for future developments, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flow.

Taxation

United States Federal Income Tax Consequences

     The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our common shares. Each holder or a prospective holder of our common shares is urged to consult his, her or its own tax advisor.

General

     This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and the United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular holder of our common shares, including, without limitation, the following:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for its securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

     For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:

•	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

•	a corporation or, other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any State or political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Distributions on Our Common Shares

     Subject to the passive foreign investment company, or PFIC, considerations discussed below, the gross amount of any cash distribution or the fair market value of any property distributed that you receive with respect to our common shares generally will be subject to tax as ordinary dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. Such income will be includable in your gross income on the date of receipt. Subject to certain limitations, dividends paid to noncorporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a PFIC. We believe that we will be a qualified foreign corporation for so long as we are not a PFIC and our common shares are considered to be readily tradable on an established securities market within the United States. No assurances can be made that our Company’s status as a qualified foreign corporation will not change. To the extent any distribution exceeds our E&P, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as capital gain. Because we are not a United States corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us.

     For United States foreign tax credit limitation purposes, dividends received on our common shares will be treated as foreign source income and generally will be “passive income,” or in the case of certain holders, “financial services income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes, if any, imposed on dividends received on our common shares. The rules governing United States foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.

Sale, Exchange or Other Disposition of Our Common Shares

     Subject to the PFIC considerations discussed below, generally, in connection with the sale, exchange or other taxable disposition of our common shares:

•	you will recognize capital gain or loss equal to the difference (if any) between:

—	the amount realized on such sale, exchange or other taxable disposition and

—	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

PFIC Considerations

     A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other that rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, (i) U.S. Holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain and (ii) distributions paid by us to our U.S. Holders could also be subject to an interest charge. In addition, we would not provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.

Backup Withholding and Information Reporting

     Payments, including dividends and proceeds of sales, in respect of our common shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. You will not be subject to backup withholding provided that:

•	you are a corporation or other exempt recipient, or

•	you provide your correct United States federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

     Amounts withheld under the backup withholding rules may be credited against your United States federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

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

Documents on Display

     Nam Tai Electronics, Inc. is subject to the information requirements of the Securities and Exchange Act of 1934, and, in accordance with the Securities Exchange Act of 1934, Nam Tai Electronics, Inc. files annual reports on Form 20-F within six months of its fiscal year end, and submit other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR. As a foreign private issuer, Nam Tai Electronics, Inc. is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Currency Fluctuations

     See Exchange Rate Fluctuation discussion in Item 3. Key Information — Risk Factors and Item 5. Operating and Financial Review and Prospects on pages 10 and 45, respectively.

Foreign Currency Risk

     See Foreign Currency Risk discussion in Item 5. Operating and Financial Review and Prospects on page 45.

Interest Rate Risk

     See Interest Rate Risk discussion in Item 5. Operating and Financial Review and Prospects on page 45.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures

     As required by Rule 13a-14 under the Securities Exchange Act of 1934, as of December 31, 2003, the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934. This evaluation was carried out under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s controls and procedures were designed and provided reasonable assurance of preventing errors and irregularities.

     Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Securities Exchange Act of 1934 recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding disclosures.

     The Company has confidence in its internal controls and procedures and has expanded its efforts to develop and improve its controls. Nevertheless, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s disclosure procedures and controls, or its internal controls, will necessarily prevent all error or intentional fraud. An internal control system, no matter how well-conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of such internal controls are met. Further, the design of an internal control system must reflect the fact that the Company is subject to resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that all internal control issues or instances of fraud, if any, within the Company be detected.

Changes in internal controls

     There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out this evaluation.

Item 16. [Reserved]

Item 16 A. Audit Committee Financial Expert

     The Company’s Board of Directors has determined that one member of the Audit Committee, Mark Waslen, qualifies as “audit committee financial expert” as defined by Item 401(h) of Regulation S-Km adopted pursuant to the Securities Exchange Act of 1934. Mr. Waslen has a degree in Accounting and is a C.F.A., C.A. and a C.P.A. In addition to serving in various financial positions, including Nam Tai Group Financial Controller from 1990 to 1995 and Treasurer from 1998 to 1999, at Nam Tai, Mr. Waslen has worked at Peat Marwick Thorne, Deloitte Touche Tohmatsu and BME+ Partners Chartered Accountants.

     All three members of the audit committee, Messrs. Waslen, Chu and Lo, are independent non-executive directors.

Item 16 B. Code of Ethics

     The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 14.1 to this Annual Report on Form 20-F.

Item 16 C. Principal Accountant Fees and Services

     Deloitte Touche Tohmatsu has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually at the Annual General Meeting. The Audit Committee will propose to the Annual General Meeting convening on June 11, 2004 that Deloitte Touche Tohmatsu be elected as the auditor for 2004.

     The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in 2003 and 2002.

	2003	2002
	US$’000	US$’000

Audit Fees(1)	271	152
Audit-related Fees(2)	1	12
Tax Fees(3)	11	4
All Other Fees(4)	8	—

Total	291	168

(1)  Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents, and attestation services relating to the review of documents filed with the SEC. The fees for 2003 include US$40 of accrued audit fees for the 2003 year-end audit that were not billed until 2004; the fees for 2002 did not include any of accrued audit fees for the 2002 year-end audit that were not billed until 2003.

(2)  Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

(3)  Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(4)  All Other Fees includes business advisory service fee.

Audit Committee Pre-approval Policies and Procedures

     The Audit Committee of our Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the relevant regulations of the SEC and NYSE. The Audit Committee has adopted a policy, or the Policy, regarding pre-approval of audit and permissible non-audit services provided by our independent auditors..

     Under the Policy, the Chairman of the Audit Committee is delegated the authority to grant pre-approvals in respect of all auditing services including non-audit service, but excluding those services stipulated in Section 201 “Service Outsider the Scope of Practice of Auditors”. Moreover, if the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service shall be deemed to have been pre-approved. The decisions of the Chairman of the Audit Committee made under delegation authority to pre-approve an activity shall be presented to the Audit Committee at each of its scheduled meetings.

     Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the external auditor and the Chief Financial Officer.

     During 2003, services provided to us by Deloitte Touche Tohmatsu representing less than 8.2% of the total fees were approved by the Audit Committee pursuant to the de minima is exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16 D. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2(f) to the consolidated financial statements, in 2002, the Company changed its method of accounting of goodwill and other intangibles.

DELOITTE TOUCHE TOHMATSU

Hong Kong
March 5, 2004

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US dollars, except per share data)

	Year ended December 31,

	2001	2002	2003

Net sales - third parties	$212,934	$228,167	$385,524
Net sales - related party	21,072	7,849	20,782

Total net sales	234,006	236,016	406,306
Cost of sales	203,974	197,956	340,016

Gross profit	30,032	38,060	66,290

Selling, general and administrative expenses	21,974	17,983	24,866
Research and development expenses	2,954	2,686	4,037
Impairment of goodwill	—	339	—

Total operating expenses	24,928	21,008	28,903

Income from operations	5,104	17,052	37,387
Equity in income of affiliated companies	1,867	10,741	498
Other income (expenses), net	2,709	(6,043)	5,525
Interest expense	(178)	(790)	(121)

Income before income taxes and minority interests	9,502	20,960	43,289
Income taxes expense, net	(227)	(773)	(399)

Income before minority interests	9,275	20,187	42,890
Minority interests	(230)	(164)	(1,067)

Income after minority interests	9,045	20,023	41,823
Discontinued operation	—	—	1,979

Net income	$9,045	$20,023	$43,802

Basic earnings per share	$0.27	$0.57	$1.09

Diluted earnings per share	$0.26	$0.57	$1.07

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share data)

	December 31,

	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	$82,477	$61,827
Accounts receivable, less allowance for doubtful accounts of $122 and $119 at December 31, 2002 and 2003, respectively	50,944	62,090
Amount due from a related party	—	2,707
Inventories	19,200	27,032
Prepaid expenses and other receivables	1,867	13,126
Income taxes recoverable	855	4,922

Total current assets	155,343	171,704
Investment in an affiliated company	—	9,855
Investments, at cost	15,982	16,366
Convertible notes	5,128	—
Property, plant and equipment, net	75,914	77,647
Goodwill	21,308	20,137
Intangible assets	—	551
Other assets	1,411	1,435

Total assets	$275,086	$297,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$985	$1,879
Long term bank loans - current portion	13,985	1,125
Accounts payable	38,714	55,674
Accrued expenses and other payables	12,609	13,633
Dividend payable	1,442	2,062
Income taxes payable	200	530

Total current liabilities	67,935	74,903
Deferred income taxes	112	78
Long term bank loans - non-current portion	2,812	1,688

Total liabilities	70,859	76,669

Minority interests	2,099	3,908

Commitments and contingencies	—	—
Shareholders’ equity:
Common shares (2003: $0.01 par value - authorized 200,000,000 shares)	360	412
Additional paid-in capital	147,754	206,845
Retained earnings	54,016	9,863
Accumulated other comprehensive loss	(2)	(2)

Total shareholders’ equity	202,128	217,118

Total liabilities and shareholders’ equity	$275,086	$297,695

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of US dollars, except share and per share data)

					Accumulated	Total
	Common	Common	Additional		Other	Share
	Shares	Shares	Paid-in	Retained	Comprehensive	holders’
	Outstanding	Amount	Capital	Earnings	Income (loss)	Equity

Balance at January 1, 2001	30,641,520	$306	$105,936	$56,127	$(5)	$162,364
Share buy-back program	(683,700)	(6)	—	(3,347)	—	(3,353)
Shares issued on exercise of advisors’ warrants	900,000	9	3,066	—	—	3,075
Shares issued on exercise of options	348,000	3	1,229	—	—	1,232
Advisors’ warrants	—	—	263	—	—	263
Issue of options (note 12b)	—	—	839	—	—	839
Comprehensive income:
Net income	—	—	—	9,045	—	9,045
Foreign currency translation	—	—	—	—	20	20
Cash dividends ($0.13 per share)	—	—	—	(4,134)	—	(4,134)

Balance at December 31, 2001	31,205,820	312	111,333	57,691	15	169,351
Share buy-back program	(592,800)	(6)	—	(3,522)	—	(3,528)
Share redemption	(509,181)	(5)	—	(3,120)	—	(3,125)
Shares issued on exercise of public warrants	4,381,965	44	29,753	—	—	29,797
Shares issued on exercise of options	1,573,200	15	6,658	—	—	6,673
Advisors’ options (note 12b)	—	—	10	—	—	10
Comprehensive income:
Net income	—	—	—	20,023	—	20,023
Foreign currency translation	—	—	—	—	(17)	(17)
Cash dividends ($0.49 per share, including special dividend of $0.33 per share)	—	—	—	(17,056)	—	(17,056)

Balance at December 31, 2002	36,059,004	360	147,754	54,016	(2)	202,128
Shares issued on exercise of options	1,425,600	14	8,494	—	—	8,508
Issue of stock dividend	3,746,668	38	50,333	(50,371)	—	—
Compensation expense (note 3(b)(iv))	—	—	264	—	—	264
Comprehensive income:
Net income	—	—	—	43,802	—	43,802
Cash dividends ($1.00 per share, including special dividend of $0.80 per share)	—	—	—	(37,584)	—	(37,584)

Balance at December 31, 2003	41,231,272	412	206,845	9,863	(2)	217,118

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,

	2001	2002	2003

Cash flows from operating activities:
Net income	$9,045	$20,023	$43,802

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	9,136	10,397	12,172
Amortization of goodwill and intangible assets	2,035	222	92
Loss (gain) on disposal of property, plant and equipment	378	977	(6)
Loss on disposal of other assets	—	21	—
Loss on disposal of convertible notes	—	—	102
Unrealized gain on marketable securities - trading	(1,568)	—	—
Realized gain on marketable securities - trading	—	(642)	—
Impairment of goodwill - business acquired from Micro Business Systems Industries Company Limited (“MBS”)	—	339	—
Release of unamortized goodwill of an affiliated company - Mate Fair Group Limited (“Mate Fair”)	—	520	—
Gain on disposal of a subsidiary and related intangible assets - BPC (Shenzhen) Co. Ltd (“BPC”)	—	(77)	—
Gain on disposal of a subsidiary - Jieyao Electronics (Shenzhen) Co., Ltd. (“Jieyao”)	—	—	(1,979)
Gain on partial disposal of a subsidiary - J.I.C. Technology Company Limited (“JIC Technology”)	—	—	(1,838)
Loss on reverse merger of subsidiaries - J.I.C. Group (B.V.I.) Limited and its subsidiaries (“J.I.C. Group”)	—	2,655	—
Compensation cost on partial disposal of a subsidiary - Namtek Software Development Company Limited (“Namtek Software”)	—	—	509
Amortization of advisors’ warrants and options	263	10	—
Staff option costs	839	—	—
Share redemption and dividend withheld in settlement of a receivable - Tele-Art, Inc. (“Tele-Art”)	—	(3,519)	—
Equity in income of affiliated companies less dividend received	(1,867)	(285)	(498)
Deferred income taxes	117	(39)	(34)
Minority interests	230	164	1,067
Changes in current assets and liabilities (net of effects of acquisitions and disposals):
Proceeds from marketable securities - trading	—	10,147	—
Increase in accounts receivable	(4,378)	(8,531)	(11,146)
Increase in amount due from a related party	—	—	(2,707)
Decrease (Increase) in inventories	15,302	(7,625)	(8,554)
(Increase) Decrease in prepaid expenses and other receivables	(620)	496	(6,130)
Decrease (Increase) in income taxes recoverable	689	498	(4,067)
Increase (Decrease) in notes payable	48	(562)	894
(Decrease) Increase in accounts payable	(4,952)	10,816	17,971
(Decrease) Increase in accrued expenses and other payables	(1,110)	6,151	1,189
(Decrease) Increase in income taxes payable	(354)	112	330
Increase (decrease) in amount due to a related party	2	(2,766)	—

Total adjustments	14,190	19,479	(2,633)

Net cash provided by operating activities	23,235	39,502	41,169

NAM TAI ELECTRONICS. INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,

	2001	2002	2003

Cash flows from investing activities:
Purchase of property, plant and equipment - third parties	(35,963)	(18,485)	(17,053)
Purchase of property, plant and equipment - related party	(50)	—	—
Prepayment for long term investment	—	—	(5,277)
Increase in other assets	(38)	(25)	(24)
Acquisition of an affiliated company - Alpha Star Investments Limited (“Alpha Star”)	—	—	(10,000)
Acquisition of long term investments - TCL Corporation/ iMagic Infomedia Technology Limited	—	(11,968)	(384)
(Acquisition) proceeds from disposal of convertible notes - TCL International Holdings Limited	—	(5,128)	5,026
Acquisition of additional shares in subsidiaries, net of cash acquired - J.I.C. Group and Mate Fair	(85)	(436)	—
Proceeds from partial disposal of subsidiaries - JIC Technology and Namtek Software	—	—	4,165
Proceeds from disposal of property, plant and equipment	698	628	2,595
Proceeds from disposal of a subsidiary, net of cash disposal of - Jieyao	—	—	2,386
Proceeds from disposal of a subsidiary and related intangible assets, net of cash disposal of - BPC	—	1,654	—

Net cash used in investing activities	(35,438)	(33,760)	(18,566)

Cash flows from financing activities:
Cash dividends paid	(3,947)	(16,654)	(37,777)
Share buy-back program	(3,353)	(3,528)	—
Repayment of bank loans	—	(2,703)	(13,984)
Repayment of short term debt	(24)	—	—
Proceeds from bank loans	15,000	4,500	—
Proceeds from shares issued on exercise of options and warrants	4,307	36,470	8,508

Net cash provided by (used in) financing activities	11,983	18,085	(43,253)

Effect of foreign currencies on cash flows	—	(26)	—

Net (decrease) increase in cash and cash equivalents	(220)	23,801	(20,650)
Cash and cash equivalents at beginning of year	58,896	58,676	82,477

Cash and cash equivalents at end of year	$58,676	$82,477	$61,827

Supplemental schedule of cash flow information:
Interest paid	$178	$790	$121
Income taxes (received) paid, net	$(249)	$227	$4,183

Non-cash financing transactions:
Share redemption and dividend withheld in settlement of a receivable - Tele-Art	$—	$3,519	$—

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except share and per share data)

1.	Company Information

Nam Tai Electronics, Inc. and subsidiaries (the “Company” or “Nam Tai”) is an electronics manufacturing and design services provider to a selected group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. The Company’s largest customers include Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB and Toshiba Matsushita Display Technology Co. Ltd.. Through its electronics manufacturing services, or EMS, operations, the Company manufactures electronic components and subassemblies, including liquid crystal display, or LCD, panels, transformers, LCD modules, radio frequency, or RF, modules, flexible printed circuit assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. The Company also manufactures finished products, including cellular phones, palm-sized PC’s, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

The Company was founded in 1975 and moved its manufacturing facilities to the People’s Republic of China (the “PRC”) in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, PRC in order to capitalize on opportunities offered in Southern China. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands (“BVI”) in August 1987. The Company’s principal manufacturing and design operations are based in Shenzhen, PRC, approximately 30 miles from the Hong Kong Special Administrative Region (“Hong Kong”). Its PRC headquarters are located in the Macao Special Administrative Region (“Macao”). Some of the subsidiaries’ offices are located in Hong Kong, which provides it access to Hong Kong’s infrastructure of communication and banking and facilitates management of its PRC operations and transportation of its products out of PRC through the port of Hong Kong.

The Company operates in two segments: consumer electronic products (“CEP”) and LCD panels and transformers (“LPT”). Through the disposal of a subsidiary, the Company discontinued its transformers operations, details of which are set out in note 3(b)(iii). The Company’s principal manufacturing operations are conducted in the PRC. The PRC resumed sovereignty over Hong Kong and Macao effective July 1, 1997 and December 20, 1999, respectively, and politically Hong Kong and Macao are integral parts of China. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements means the PRC and all of its territories excluding Hong Kong and Macao.

2.	Summary of Significant Accounting Policies

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries. The Company consolidates companies in which it has controlling interest of over 50%. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

The equity method of accounting is used when the Company has the ability to exercise a significant influence, which is normally indicated by a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities.

Non-marketable investments in which the Company has less than 20% interest and in which does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

(b)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.

2.	Summary of Significant Accounting Policies - continued

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

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Write-down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

For the Company’s CEP reporting unit, the Company orders inventory from its suppliers based on firm customer orders for product that is unique to each customer. The inventory is utilized in production as soon as all the necessary components are received. The only reason that inventory would not be utilized within six months is if a specific customer deferred or cancelled an order. As the inventory is typically unique to each customer’s products, it is unusual for the Company to be able to utilize the inventory for other customers’ products. Therefore, the Company’s policy is to negotiate with the customer for the disposal of such inventory that remained unused for six months. The Company does not generally write down its inventories as usually, the customers are held to their purchase commitments. However, there are cases where customers are contractually obligated to purchase the unused inventory from the Company, but the Company may elect not to immediately enforce such contractual right for business reasons. In this connection, the Company will consider writing down these inventory items which remained unused for over six months at the Company’s own cost. Prior to writing down, management would determine if the inventory can be utilized in other products.

For the Company’s LPT segment, due to the nature of the business, LPT customers do not always place orders advance enough to enable the Company to order inventory from suppliers based on firm customer orders. Nonetheless, management reviews its inventory balance on a regular basis and write down all inventory over six months old.

(e)	Property, plant and equipment

Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction. No interest was capitalized for the years ended December 31, 2001, 2002 and 2003. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses for the disposal of leasehold land are included in other income (expenses) while gains and losses from the disposal of other property, plant and equipment are included in income from operations.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based upon undiscounted cash flows expected to be generated by such assets over their expected useful lives. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

2.	Summary of Significant Accounting Policies - continued

(e)	Property, plant and equipment - continued

The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to non-governmental entities. All of the Company’s leasehold land in Hong Kong have leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.

All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus all of the Company’s land purchases in the PRC are considered to be leasehold land and are amortized on a straight-line basis over the respective term of the right to use the land.

Depreciation rates computed using the straight-line method are as follows:

Classification	Years
Land use right, leasehold land and buildings	20 to 50 years
Machinery and equipment	4 to 12 years
Leasehold improvements	3 to 7 years
Furniture and fixtures	4 to 8 years
Automobiles	4 to 6 years
Tools and molds	4 to 6 years

(f)	Goodwill and licenses

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over various periods ranging from 4 years to 15 years. Costs incurred in the acquisition of licenses are capitalized and amortized to expense on a straight-line basis over the shorter of the license period or 5 to 7 years.

In June 2001, the Financial Accounting Standard Board (the “FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. This statement provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment at the reporting unit level on at least an annual basis. A reporting unit is an operating segment or one level below an operating segment (i.e. a component) as defined in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Through May 2002, the Company operated in two reporting units, which were its operating segments of CEP and LPT. Beginning in June 2002, the Company segregated its LPT segment into two reporting units: LCD panels and transformers. In June 2003, the Company disposed of its transformers operation through the disposal of a subsidiary, details of which are set out in note 3(b)(iii).

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

SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 on January 1, 2002. Upon adoption of SFAS No. 142, the Company evaluated goodwill for impairment at the reporting unit level and determined that there was no impairment at January 1, 2002. Later in 2002, the Company determined that goodwill was impaired by $339 related to the business acquired from MBS (see note 6). All remaining and future acquired goodwill will be subject to an annual impairment test on December 31 of each year or earlier if indications of a potential impairment exist. For future impairment tests, the Company will measure fair value based either on internal models or independent valuations. As of December 31, 2003, the Company completed its annual impairment evaluation and determined that there was no impairment in goodwill.

2.	Summary of Significant Accounting Policies - continued

(f)	Goodwill and licenses - continued

The following transitional disclosure represents the Company’s reported and adjusted net income, basic earnings per share, and fully diluted earnings per share adding back amortization of goodwill beginning January 1, 2001:

	2001	2002	2003

Net income
As reported	$9,045	$20,023	$43,802
Add back: goodwill amortization	1,826	—	—

As adjusted	$10,871	$20,023	$43,802

Basic earnings per share
As reported	$0.27	$0.57	$1.09
Add back: goodwill amortization	0.05	—	—

As adjusted	$0.32	$0.57	$1.09

Diluted earnings per share
As reported	$0.26	$0.57	$1.07
Add back: goodwill amortization	0.05	—	—

As adjusted	$0.31	$0.57	$1.07

(g)	Impairment or disposal of long-lived assets

The Company reviews its long-lived assets for potential impairment based on a review of projected discounted cash flows associated with these assets. Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the estimated fair value of the assets.

Long-lived assets to be disposed of are stated at the lower of fair value or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

(h)	Revenue recognition

The Company recognizes revenue when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	Price to the customer is fixed or determinable, and

•	Collectibility is reasonably assured.

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

The Company recognized revenue on its software development services in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”. The Company’s software sales include neither multiple elements nor post-contract customer support.

2.	Summary of Significant Accounting Policies - continued

(i)	Shipping and handling costs

Shipping and handling costs are classified as to cost of sales for material purchased and selling expenses for the delivery of finished products. During the years ended December 31, 2001, 2002, and 2003, shipping and handling costs classified as costs of sales were $488, $536 and $466, respectively. During the years ended December 31, 2001, 2002 and 2003, shipping and handing costs classified as selling expenses were $954, $808 and $870, respectively.

(j)	Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

(k)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $141, $528 and $261 for the years ended December 31, 2001, 2002 and 2003, respectively.

(l)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see note 15) are charged to the consolidated statement of income as incurred.

(m)	Income taxes

PRC tax paid by subsidiaries operating in the PRC during the year is recorded as an amount recoverable at the balance sheet date when management has filed or has the intention to file an application for reinvestment of profits and a refund is expected unless there is an indication from the PRC tax authority that the refund will be refused.

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

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

The Company and its subsidiaries have adopted the U.S. dollar, Hong Kong dollar or the Chinese Renminbi as their functional currencies. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar are translated in accordance with SFAS No. 52, “Foreign Currency Translation”. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

The exchange rate between the Hong Kong dollar and the U.S. dollar has been pegged (HK$7.80 to US$1.00) since October 1983. The exchange rate between the Chinese Renminbi and the U.S. dollar is based on the applicable rate of exchange quoted by the People’s Bank of China prevailing at the balance sheet date and were approximately 8.1500, 8.2773 and 8.2767 as of December 31, 2001, 2002 and 2003, respectively.

2.	Summary of Significant Accounting Policies - continued

(o)	Earnings per share

On June 20, 2003, the Company’s board of directors declared a 3-for-1 stock split of its outstanding common shares. Each shareholder of record on June 30, 2003 received two additional shares for each common share held at that date. In addition, the Company retained the current par value of $0.01 per share. Accordingly, all references to numbers of common shares, per share data and stock option data in the accompanying financial statements have been restated to reflect the stock split on a retroactive basis.

On October 24, 2003, the Company’s board of directors declared an issuance of stock dividend to shareholders at the ratio of one dividend share for every ten shares held by the shareholders of record on November 7, 2003. For the purposes of earnings per share calculation, all references to numbers of common shares and per share data have been restated to reflect this stock dividend.

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

The Company does not recognize compensation expense for employee stock-based compensation if the strike-price is equal to or greater than the market price of the stock at the date of grant. The Company’s policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant. The Company continues to account for stock-based compensation arrangements under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and provides additional financial statement disclosure in accordance with FAS No. 123, “Accounting for Stock-Based Compensation”. The Company recognizes compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model. See note 12.

The Company has two stock-based employee compensation plans, as more fully described in note 12(b). Stock-based employee compensation costs are not reflected in net income when options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. During 2001, the Company recorded compensation cost of $839 as 316,200 options granted under the plan had an exercise price less than the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition.

Year ended December 31,	2001	2002	2003

Net income, as reported	$9,045	$20,023	$43,802
Less: Stock based compensation costs under fair value based method for all awards	(2,331)	(1,491)	(582)

Net income, pro forma	$6,714	$18,532	$43,220

Basic earnings per share As reported	$0.27	$0.57	$1.09
Pro forma	$0.20	$0.53	$1.07

Diluted earnings per share As reported	$0.26	$0.57	$1.07
Pro forma	$0.20	$0.52	$1.06

2.	Summary of Significant Accounting Policies - continued

(q)	Use of estimates

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

Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and is included in the consolidated statement of shareholders’ equity. The comprehensive income of the Company was $9,065, $20,006 and $43,802 for the years ended December 31, 2001, 2002 and 2003, respectively.

(s)	Fair value disclosures

The carrying amounts of cash and cash equivalents, accounts receivable, amount due from a related party, prepaid expenses and other receivables, income taxes recoverable, notes payable, accounts payable, accrued expenses and other payables, dividend payable and income tax payable approximate fair value due to the short term maturity of these instruments. The carrying amount of long term debt also approximates fair value due to the variable nature of the interest calculations. The fair value of the convertible notes is estimated based on the current rates offered to the Company for notes of similar terms and maturities.

(t)	Recent changes in accounting standards

In January 2003, the FASB issued Interpretation No. (“FIN”) 46 (revised), “Consolidation of Variable Interest Entities”. FIN 46 (revised) requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements of the business enterprise. FIN 46 (revised) applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 (revised) are effective beginning January 1, 2004. The adoption of FIN 46 (revised) is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts and hedging activities. SFAS No. 149 amends SFAS No. 133 for decisions made by the FASB as part of its Derivatives Implementation Group process. SFAS No. 149 also amends SFAS No. 133 to incorporate clarifications of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the third quarter of 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

3.	Investment in Subsidiaries

(a)	Subsidiaries

			Percentage of ownership
	Place of	Principal	as of December 31
	incorporation	activity	2002	2003

Consolidated principal subsidiaries:
J.I.C. Technology Company	Cayman Islands	Investment holding	74.78%*	74.86%*
Limited
J.I.C Enterprises (Hong Kong)	Hong Kong	Investment holding,	74.78%*	74.86%*
Limited		manufacturing and
		trading
J.I.C. Electronics Company	Hong Kong	Inactive	74.78%*	—
Limited (deregistered in 2003)
J.I.C. Group (B.V.I.) Limited	BVI	Inactive	74.78%*	74.86%*
Jetup Electronic (Shenzhen)	PRC	Manufacturing	74.78%*	74.86%*
Co., Limited
Jieda Electronics (Shenzhen)	PRC	Inactive	74.78%*	—
Co., Ltd. (dissolved in 2003)
Jieyao Electronics (Shenzhen)	PRC	Manufacturing	74.78%*	—
Co., Ltd.
Nam Tai Investments Consultant	Macao	Provision of management	—	100%
(Macao Commercial Offshore)		and sales co-ordination
Company Limited		and marketing services
Nam Tai Group Management	Hong Kong	Provision of management	100%	100%
Limited		services
Nam Tai Electronic & Electrical	Cayman Islands	Investment holding	—	100%
Products Limited
Nam Tai Electronic & Electrical	Hong Kong	Investment holding and	100%	100%
Products Limited		trading
Nam Tai Telecom (Cayman)	Cayman Islands	Investment holding	—	100%
Company Limited
Nam Tai Telecom (Hong Kong)	Hong Kong	Investment holding and	100%	100%
Company Limited		trading
Namtai Electronic (Shenzhen)	PRC	Manufacturing and	100%	100%
Co., Ltd.		trading
Namtek Japan Company Limited	Japan	Provision of sales	—	80%
		co-ordination and
		marketing services
Namtek Software Development	Cayman Islands	Investment holding	100%	80%
Company Limited
Shenzhen Namtek Co., Ltd.	PRC	Software development	100%	80%
Zastron Electronics (Shenzhen)	PRC	Manufacturing and	100%	100%
Co. Ltd. (formerly known		trading
as Zastron Plastic & Metal Products (Shenzhen) Co., Ltd.)
Mate Fair Group Limited	BVI	Investment holding	72.22%	72.22%

*	Upon full conversion of the preference shares held by the Company, the Company would have an effective interest of 93.97% and 88.39% in these subsidiaries as of December 31, 2002 and 2003, respectively (see note 3(b)(ii)).

3.	Investment in Subsidiaries - continued

(b)	Significant transactions

(i)	In March 2000, Nam Tai Electronic & Electrical Products Limited (“NTEE”), a wholly-owned subsidiary of the Company, together with Toshiba Battery Co., Ltd. (“TBCL”), established BPC, a wholly foreign owned enterprise in Shenzhen, PRC. NTEE had a 86.67% interest in BPC and the investment cost of $1,300 was contributed in cash. BPC was located within the Company’s manufacturing complex where it produced and sold high-end, environmentally friendly, rechargeable lithium ion battery packs. Effective April 30, 2002, the Company sold its 86.67% joint venture interest in BPC to a TBCL related company for $2,131 resulting in a gain of $17. For the year ended December 31, 2001 and during the period from January 1, 2002 through April 30, 2002, the Company recognized net sales of $21,072 and $7,849, respectively, from TBCL and its related companies.

(ii)	In October 2000, the Company acquired all of the outstanding shares of J.I.C. Group (B.V.I.) Limited (“JIC”), a company incorporated in the BVI. The purchase price was the initial consideration of $32,776, less a purchase price adjustment based on earnings. The initial consideration was satisfied by a cash consideration of $10,981 and the issuance of 3,483,261 shares in the Company at $6.26 each, being the average market closing price as reported on the Nasdaq Stock Market (“Nasdaq”, the then stock market in which the Company’s stock was traded) for each day during the period from September 26, 2000 to October 24, 2000 (inclusive) on which Nasdaq was open for trading and on which at least 30,000 shares were traded. J.I.C Group are principally engaged in the manufacture and trading of LCD panels and transformers. Their production base is located at Shenzhen and Bao An, which are used by three subsidiaries of JIC namely, Jieda Electronics (Shenzhen) Co., Ltd. (“Jieda”), Jetup Electronic (Shenzhen) Co., Ltd. (“Jetup”) and Jieyao, all being wholly foreign owned enterprises in the PRC. During 2003, Jieda merged with Jieyao and in June 2003, J.I.C. Group disposed of its entire interest in Jieyao, which was principally engaged in the manufacturing and sale of transformers, as a result of concentration of its effort on its LCD panels business unit. A profit of approximately $1,979, net of minority interests, arose as a result of this disposition (see note 3 (b)(iii)).

The purchase price adjustment based on earnings is the amount of shortfall, if any, between the net income of the J.I.C. Group for the year ended March 31, 2001 and the guaranteed profit amount of $3,846, multiplied by 8.5. As the net income of the J.I.C. Group for the year ended March 31, 2001 met this guaranteed profit requirement, no adjustment to the purchase price was made.

The acquisition was accounted for as a purchase and the results of the J.I.C. Group have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase consideration over the fair value of the net assets acquired of $10,002 was $22,774 and had been recorded as goodwill which was being amortized on a straight-line basis over 15 years. Upon the Company’s adoption of SFAS No. 142, the goodwill is no longer being amortized (see note 2(f)). During 2001, the Company incurred legal and professional fees of $85 to complete the acquisition of JIC which was adjusted to goodwill.

3.	Investment in Subsidiaries - continued

(b)	Significant transactions - continued

(ii) - continued

In June 2002, through a reverse merger, the Company arranged for the listing of the J.I.C. Group on The Stock Exchange of Hong Kong Limited. To effect the listing, the Company entered an agreement with the liquidators of Albatronics (Far East) Company Limited (“Albatronics”), whose shares had been listed on The Stock Exchange of Hong Kong Limited and which was placed into voluntary liquidation in August 1999. The Company owned slightly more than 50% of the outstanding capital stock of Albatronics. Under the agreement, the Company agreed to transfer the J.I.C. Group into JIC Technology, a new company, for a controlling interest in JIC Technology. Prior to it being placed into voluntary liquidation, Albatronics and its subsidiaries were engaged in the trading of electronic components and manufacturing of consumer electronics products. Due to the troubled financial condition of Albatronics at December 31, 1998, it was probable that the Company would never be in a position to exercise control over Albatronics as such control would rest with the creditors of Albatronics. Accordingly, the Company did not consolidate Albatronics’ financial statements at December 31, 1998, for the year then ended or for any subsequent period. As of December 31, 1999 the investment was written off. On February 1, 2000, the Company received an invitation soliciting offers for the rescue or restructuring of Albatronics from Albatronics’ liquidators. In June 2002, Albatronics’ listing status on The Stock Exchange of Hong Kong Limited was withdrawn and JIC Technology was listed on The Stock Exchange of Hong Kong Limited free from the liabilities of Albatronics. For the Company’s contribution to JIC Technology, the Company received a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock, respectively, of companies organized under U.S. law. The Company, the creditors of Albatronics and the Hong Kong public who held shares of Albatronics received ordinary shares of JIC Technology equal to approximately 70.4%, 24.1% and 5.5%, respectively, of the outstanding ordinary shares of JIC Technology. The Company also received preference shares of JIC Technology, which upon their full conversion, would result in the Company, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of JIC Technology. On June 4, 2002, the reverse merger was completed and all the shares of Albatronics were transferred to the liquidators for a nominal consideration. The preference shares are non-redeemable, non-voting shares that rank pari passu with ordinary shares of JIC Technology on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including the Company) may convert them if such conversion would result in the minimum public float of 25% that is required under the Hong Kong Stock Exchange listing rules not being met.

Due to the reverse merger, the Company’s effective interest in the J.I.C. Group reduced from 100% to 92.9%. As a result of this reduction in interest during 2002, the Company has released unamortized goodwill of $1,483, representing 7.1% of the goodwill that had previously been recorded upon purchasing the J.I.C. Group in October 2000. The release of unamortized goodwill is included as part of the loss on reverse merger of the J.I.C. Group.

In August 2002, the Company acquired an additional 7,984,000 ordinary shares of JIC Technology for a cash consideration of $437, resulting in additional goodwill of $253. As of December 31, 2002, the Company held 93.97% effective interest in J.I.C. Group, which represented 74.78% of the existing ordinary shares and 93.97% of the outstanding ordinary shares upon full conversion of the preference shares.

During the period from June to November 2003, the Company disposed of totally 42,600,000 ordinary shares of JIC Technology for cash considerations of $4,005. The disposal resulted in a net gain on partial disposal of a subsidiary of $1,838 and the releasing of unamortized goodwill of $1,171. The release of unamortized goodwill is netted off with the gain on the partial disposal of a subsidiary. In November 2003, the Company converted 175,100,000 preference shares into 170,000,000 ordinary shares of JIC Technology. As of December 31, 2003, the Company held 263,900,688 ordinary shares of JIC Technology, equivalent to 74.86% of issued ordinary shares, and 423,320,000 preference shares. Upon full conversion of the preference shares owned, the Company would have held approximately 88.39% of JIC Technology.

3.	Investment in Subsidiaries - continued

(b)	Significant transactions - continued

(iii)	In order to concentrate its effort on its LCD panels reporting unit, in June 2003, JIC Technology disposed its transformers reporting unit to a third party for a cash consideration of $2,426. Sales of the transformers reporting unit for the years ended December 31, 2001, 2002 and 2003 were $10,981, $11,324 and $6,284, respectively, and were insignificant comparing to the sales of the Company as a whole. The income from operations of the transformers reporting unit was less than 5%, 3% and 1% of the Company’s income from operations for the years ended December 31, 2001, 2002 and 2003, respectively. The transformers reporting unit had no non-operating income or expenses for the years ended December 31, 2001, 2002 and 2003.

The proceeds from the disposal exceeded the carrying value of the net assets of the transformers reporting unit, resulting in a gain from discontinued operation, net of minority interests, in 2003 of $1,979.

The carrying amounts of the assets and liabilities of the transformers business unit at the date of disposal are as follows:

Net assets disposed of:

Property, plant and equipment	$559
Cash	40
Other assets	870
Liabilities	(1,176)

Total	$293

(iv)	In January 2003, the Company disposed of 20% of its equity interest in Namtek Software to a company which is owned by the management of Namtek Software for a cash consideration of $160. As of the date of disposal, Namtek Software was fair valued at $3,347. Accordingly, a charge to compensation expense of $509 and a credit to additional paid-in capital of $264 (being the difference between the net asset value and fair value of Namtek Software disposed) resulted.

(v)	In September 2000, the Company acquired a 5% indirect shareholding in both Huizhou TCL Mobile Communication Co., Ltd. (“Huizhou TCL”) and TCL Mobile Communication (HK) Co., Ltd. (collectively “TCL Mobile”) through the acquisition of 25% of the outstanding shares of Mate Fair, a privately held investment holding company incorporated in the BVI with a 20% shareholding interest in TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in the PRC as well as overseas markets. The acquisition in Mate Fair was satisfied by cash consideration of approximately $2,036. The 25% share of the net book value of Mate Fair on that date was approximately $511. Goodwill of approximately $1,525 was recorded by the Company and was being amortized on a straight line basis over 10 years from September 2000 to August 2010. The amortization expense for the year ended December 31, 2001 was $153.

In May 2002, due to the increase of capital in Huizhou TCL, Mate Fair’s direct interest in Huizhou TCL was diluted from 20% to 18% and accordingly, the Company’s 5% indirect interest in Huizhou TCL was diluted to 4.5%. As a result of the dilution, the Company recognized the release of unamortized goodwill of approximately $132 and the share of Mate Fair’s loss on deemed disposal of Huizhou TCL of approximately $336 as part of the equity in income of affiliated companies. Mate Fair ceased the equity method of accounting for Huizhou TCL since it no longer held at least a 20% interest in Huizhou TCL. In late 2002, TCL Mobile Communications (HK) Co., Ltd. was acquired by Huizhou TCL.

On November 11, 2002, through a series of linked transactions, the Company effectively exchanged its 4.5% indirect interest in Huizhou TCL for a 3.033% direct interest plus cash consideration. This was accomplished by Mate Fair selling a 13.8% equity interest in Huizhou TCL for $10,424, which resulted in a gain of $9,022 that was included in equity in income of affiliated companies. Also, as part of these linked transactions, the Company increased its shareholding in Mate Fair from 25% to 72.22% for $3 by the subscription of additional 3,028 shares in Mate Fair, and recognized an additional release of unamortized goodwill of approximately $388. The Company invested $5,128 of the proceeds in TCL International Holdings Limited 3% convertible notes (see note 9(a)).

3.	Investment in Subsidiaries - continued

(c)	Establishment of subsidiaries

(i)	In May 2002, the Company established Namtek Software, a wholly-owned subsidiary incorporated in the Cayman Islands, at an investment cost of $800. It is an investment holding company of Shenzhen Namtek Company Limited (“Shenzhen Namtek”).

(ii)	In June 2003, Namtek Software established Namtek Japan Company Limited, a subsidiary incorporated in Japan, at an investment cost of $85. Its principal activity is sales co-ordination and marketing of software.

(iii)	In June 2003, the Company established two wholly-owned subsidiaries, namely Nam Tai Telecom (Cayman) Company Limited and Nam Tai Electronic & Electrical Products Limited, incorporated in the Cayman Islands. Their principal activity is to act as investment holding companies.

(iv)	In August 2003, the Company established Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, a wholly-owned subsidiary incorporated in Macao, at an investment cost of $13. Its principal activity is provision of consultancy services to other group companies, and as the Company’s PRC headquarters due to the continuous increase in investment in China.

(d)	Retained earnings

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

4.	Inventories

Inventories consist of the following:

At December 31,	2002	2003

Raw materials	$15,719	$17,448
Work-in-progress	1,937	4,534
Finished goods	1,544	5,050

	$19,200	$27,032

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

At December 31,	2002	2003

At cost
Land use right, leasehold land and buildings	$41,938	$47,777
Machinery and equipment	51,648	61,417
Leasehold improvements	10,237	12,506
Furniture and fixtures	1,646	1,967
Automobiles	1,536	1,432
Tools and molds	77	132

Total	107,082	125,231
Less: accumulated depreciation and amortization	(40,669)	(50,283)
Construction in progress	9,501	2,699

Net book value	$75,914	$77,647

As of December 31, 2003, the Company has entered into commitments for capital expenditure for property, plant and equipment of approximately $34,161, which are expected to be disbursed during the year ending December 31, 2004.

6.	Goodwill

Goodwill consists of the following:

		LPT
	CEP	Segment
	Segment	(LCD
	(reporting	reporting
	unit)	unit)	Total

Balance at January 1, 2002	$339	$21,750	$22,089
Goodwill acquired during the year:
Additional goodwill of JIC Technology (see note 3(b)(ii))	—	253	253
Additional goodwill of Mate Fair	788	—	788
Impairment of goodwill on business acquired from MBS	(339)	—	(339)
Goodwill release related to disposition of 7.1% interest in J.I.C. Group (see note 3(b)(ii))	—	(1,483)	(1,483)

Balance at December 31, 2002	$788	$20,520	$21,308
Goodwill release related to disposition of 5.58% interest in JIC Technology (see note 3(b)(ii))	—	(1,171)	(1,171)

Balance at December 31, 2003	$788	$19,349	$20,137

No goodwill has been assigned to the “transformer” reporting unit as the Company’s purchase of the J.I.C. Group was exclusively for the “LCD panel” reporting unit.

The Company acquired certain net assets from MBS, a telecommunication business including the design, research and development, and marketing of telecommunication products. The excess of the purchase consideration over the fair value of the assets acquired was $776 and was recorded as goodwill which was being amortized on a straight-line basis over 4 years. In 2002, the Company determined that the previously acquired technology had become obsolete. Therefore, the Company recorded an impairment for the remaining goodwill of $339 and accelerated the amortization of the license fees (included in intangible assets) by $173.

7.	Intangible Assets

Amortized intangible assets consist of the following:

At December 31,	2002	2003

Gross carrying amount of licenses	$1,335	$643
Accumulated amortization	(586)	(92)
Disposal (see note 17)	(749)	—

Net carrying amount	$—	$551

Amortization expense charged to income from operations for the year ended December 31, 2001, 2002 and 2003 was $209, $222 and $92, respectively. Amortization expense on intangible assets for each of the next five years is as follows:

Year ending December 31,
- 2004	$92
- 2005	92
- 2006	92
- 2007	92
- 2008	92

Total	$460

8.	Investment in Affiliated Companies, Equity Method

The Company’s investments accounted for under the equity method are disclosed below. The Company has not made any loans or guarantees or has any contingent liabilities with these companies.

Mate Fair

Mate Fair was accounted as an affiliated company upto November 11, 2002. Details of the investment in Mate Fair are set out in note 3(b)(v).

Alpha Star

In January 2003, the Company further expanded its business to include wireless communication technology and related products. The Company made a strategic investment of $10,000 by subscribing for a 25% shareholding in Alpha Star, a BVI company, which is the ultimate holding company of the JCT Wireless Technology Company Limited (“JCT”), a company engaged in the design, development and marketing of wireless communication terminals and wireless application software. The Company also manufactures wireless communication terminals and related modules for JCT. As part of the agreement, Alpha Star agreed to purchase from the Company at least 50 percent of the orders it, or any of its subsidiaries, receives for RF modules provided the Company performs such manufacturing services at a price comparable to the market. The fair value of this arrangement was estimated to be $643 and is included in the consolidated balance sheet as an intangible asset (note 7). The Company has one representative on Alpha Star’s board of directors.

The Company has recorded goodwill of approximately $5,596 as a result of the acquisition of Alpha Star. For the year ended December 31, 2003, the Company recorded $498 in equity in earning of Alpha Star.

As of December 31, 2003, JCT owed the Company $2,707. For the year ended December 31, 2003, the Company recognized net sales of $20,782 to JCT and purchased raw materials of $5,456 from JCT and its related companies.

9.	Investments in TCL

The Company had three investments in TCL Group of companies in the form of convertible notes and investments at cost. During the year ended December 31, 2003, the Company disposed of the convertible notes. The Company has not incurred any material operating revenue or expenses from the TCL Group of companies, for the years ended December 31, 2001, 2002 and 2003.

(a)	Convertible Notes

On November 11, 2002, in connection with its disposal of 1.467% indirect interest in Huizhou TCL (see note 3(b)(v)) for approximately $10,424, the Company purchased $5,128 in 3% convertible notes (“CB Note”) due in November 2005 of TCL International Holdings Limited, a publicly listed company on The Stock Exchange of Hong Kong Limited. In August 2003, the CB Note was disposed of by the Company for a consideration of $5,026, resulting in a loss of $102.

(b)	Investments, at cost

(i)	TCL Corporation

In January 2002, the Company acquired a 6% equity interest in TCL Holdings Corporation Ltd, now known as TCL Corporation, for a consideration of $11,968. TCL Corporation, an enterprise established in the PRC, is the parent company of the TCL Group of companies. TCL Corporation’s scope of business includes the import and export of raw materials, the design, manufacturing and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products. TCL Corporation changed from a limited liability company to a company limited by shares in April 2002 (the “Establishment Date”).

In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at RMB4.26 (equivalent to US$0.52) per A-share. The Company’s interest in TCL Corporation has then been diluted to 3.69% and represents 95.52 million promoter’s shares of TCL Corporation after its initial public offering. According to Article 147 of the Company Law of the PRC, the Company is restricted to transfer its promoter’s shares within three years from the Establishment Date. The Company is, however, entitled to dividend and other rights similar to the holders of A-shares.

The Company may re-consider its investment strategy in these promotor’s shares after the end of restriction period in April 2005.

(ii)	Huizhou TCL

The Company has a 3.033% direct interest in Huizhou TCL through the Company’s subsidiary, Mate Fair (see note 3(b)(v)). This investment at cost is $4,014 at December 31, 2003.

10.	Investment in iMagic

On January 20, 2003, one of the Company’s subsidiaries, JIC Technology, entered into a subscription agreement with iMagic Infomedia Technology Limited (“iMagic”) pursuant to which JIC Technology agreed to subscribe for 60 shares of par value of HK$1 each in iMagic, representing 5.36% of the total issued capital of iMagic, for cash consideration of $384. On the same date, JIC Technology also entered into a deed of put option with a director of iMagic under which the director of iMagic granted JIC Technology an option to require the director to purchase the shares from JIC Technology at the original consideration of $384. The put option shall be exercisable on December 31, 2004 and expire on January 30, 2005. iMagic, a privately held company, is the parent company of PowerPhone Network Limited, a company that has deployed interactive multimedia voice and data terminals in Asia and the United States.

11.	Bank Loans and Banking Facilities

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities and overdrafts. At December 31, 2002 and 2003, these facilities totaled $58,244 and $62,256, of which $8,889 and $8,309 were utilized at December 31, 2002 and 2003, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks’ usual lending rates in Hong Kong and the credit lines are normally subject to annual review. The banking facilities are secured by guarantees given by Nam Tai and certain subsidiaries and restrict the pledge of assets to any other banks without the prior consent of the Company’s bankers.

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

At December 31,	2002	2003

Outstanding letters of credit	$7,904	$6,430
Trust receipts	908	1,531
Usance bills pending maturity	57	348
Documents in transit	20	—

Total banking facilities utilized	8,889	8,309
Less: Outstanding letters of credit	(7,904)	(6,430)

Notes payable	$985	$1,879

A subsidiary of the Company has an unsecured four-year term loan with borrowings in May 2002 totaling $4,500 at a rate of 1.5% over three months London Interbank Offered Rate, repayable in 16 quarterly instalments of approximately $281 beginning August 31, 2002. At December 31, 2003, the loan had an outstanding balance of $2,813. There is no restrictive financial covenants associated with this term loan.

The long term debt is repayable as follows for the years ending December 31

- 2004	$1,125
- 2005	1,125
- 2006	563

$2,813

The Company had a seven-year term loan with borrowings in October 2001 totaling $15,000 at a fixed interest rate of 5.05% in the first four years and at a rate of 1% over Singapore Interbank Money Market Offer Rate for the following three years. The loan was secured by a property with net book value of $11,400. At December 31, 2002, the bank loan had an outstanding balance of $12,860. On January 3, 2003, Company repaid the entire outstanding balance due to the bank, resulting in a finance charge on early repayment of $610, which was expensed in 2002.

12.	Shareholders’ Equity

(a)	The Company has only one class of common shares authorized, issued and outstanding.

(b)	Stock options

In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 900,000 vested options to key employees, consultants or advisors of the Company or any of its subsidiaries. In December 1993, January 1996 and April 1999, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 1,950,000 and 3,000,000 and 4,275,000, respectively. The options granted under this plan vest immediately and generally have a term of three years, but cannot exceed ten years. The options are granted to employees based on past performance and/or expected contribution to the Company.

In May 2001, the Board of Directors approved another stock option plan which would grant 15,000 options to each independent director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan. The maximum number of shares to be issued pursuant to the exercise of options granted was 3,000,000 shares. The options granted under this plan vest immediately and generally have a term of three years, but cannot exceed ten years. The options are granted to independent directors based on past performance and/or expected contributions to the Company.

Effective January 1, 2003, the Company has suspended issuing options to management and employees except for the independent directors. Rather, the Board of Directors approved an incentive bonus program to reward management and employees with a cash bonus in lieu of stock options.

A summary of stock option activity during the three years ended December 31, 2003 is as follows:

	Number of	Option price per share with the weighted
	options	average option price in parenthesis

Outstanding at January 1, 2001	1,308,000	$3.50, $4.63, $4.94, $5.25 and $5.46 ($4.37)
Granted	1,314,759	$4.65, $4.83 and $2.33 ($4.11)
Exercised	(348,000)	$3.50, $4.63 and $5.25 ($3.54)
Cancelled	(152,559)	$4.63, $4.65 and $4.94 ($4.67)

Outstanding at December 31, 2001	2,122,200	$2.33, $4.63, $4.65, $4.83 and $5.46 ($4.32)
Granted	900,000	$6.62
Exercised	(1,573,200)	$2.33, $4.63, $4.65 and $6.62 ($4.24)

Outstanding at December 31, 2002	1,449,000	$4.63, $4.65, $4.83, $5.46 and $6.62 ($5.84)
Granted	75,000	$18.50
Exercised prior to 10 for 1 stock dividend	(1,422,500)	$4.63, $4.65, $4.83, $5.46, and $18.50 ($5.97)
Effect of 10 for 1 stock dividend on stock option	10,150
Exercised after 10 for 1 stock dividend	(3,100)	$6.02 ($6.02)

Outstanding at December 31, 2003	108,550	$4.39, $6.02 and $16.82 ($12.34)

During 2002, 6,000 advisors’ options with an exercise price of $6.62 exercisable from April 30, 2002 and expiring on April 30, 2005 were granted to an advisor and all were exercised during 2003. The Company recorded compensation expense of $10 for the 2002 advisors’ options based on the Black-Scholes option-pricing model. No advisors’ options were granted during 2001 and 2003.

12.	Shareholders’ Equity - continued

(b)	Stock options - continued

Details of the options granted by the Company in 2001, 2002 and 2003 are as follows:

Number of	Exercise
options granted	price		Exercisable period

In 2001
833,559	$4.65		March 16, 2001 to March 16, 2004
165,000	$4.39	*	June 22, 2001 to June 22, 2004
316,200	$2.33		June 27, 2001 to June 22, 2002
In 2002
900,000	$6.02	*	April 30, 2002 to April 30, 2005
In 2003
75,000	$16.82	*	July 8, 2003 to July 8, 2006

* Subsequent to November 7, 2003, the exercise price has been adjusted to reflect the 10 for 1 stock dividend effect.

Stock option costs of $839 charged to the selling, general and administrative expenses in 2001 represented the difference between the market price and exercisable price of $2.33 for the 316,200 options granted during 2001.

The following summarizes information about stock options outstanding at December 31, 2003. All stock options are exercisable as of December 31, 2003.

		Weighted average
	Number	remaining contractual
Exercise prices	of options	life in months

$4.39	16,500	5.7
$6.02	26,050	15.9
$16.82	66,000	30.2

	108,550	23.0

The weighted average remaining contractual life of the stock options outstanding at December 31, 2001, 2002 and 2003 was 18, 22 and 23 months, respectively. The weighted average fair value of options granted during 2001, 2002 and 2003 was $1.71, $1.66 and $7.76, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December, 31	2001	2002	2003

Risk-free interest rate	5%	4.5%	2.56%
Expected life	1 - 3 years	3 years	3 years
Expected volatility	45.0%	36.0%	64.24%
Expected dividend per quarter	$0.03	$0.04	$0.05

(c)	Advisors’ warrants

On December 2, 1997, the Company issued 390,000 units to its advisors. The holder of each unit is entitled to purchase from the Company at the purchase price of $6.80 per unit one common share and one warrant exercisable to purchase one common share at $6.80 per share for the period from November 30, 1998 to November 24, 2000. In 2000, 174,090 advisors’ warrants were exercised, 185,910 advisors’ warrants had expired and the expiry date of exercisable period for the remaining 30,000 advisors’ warrants was extended to November 24, 2002. As a result, 174,090 common shares and 174,090 warrants were issued during the year ended December 31, 2000. The compensation expense for the extention of the expiry date of the 30,000 advisors’ warrants, using the Black-Scholes option-pricing model, was $43 and has been charged to the consolidated statement of income in 2000. The remaining 30,000 of these advisors’ warrants expired on November 24, 2002.

12.	Shareholders’ Equity - continued

(c)	Advisors’ warrants - continued

On October 5, 1998, the Company issued 900,000 warrants to an advisor as consideration of advisory services under a service contract for a period of 3 years. The holder of each warrant is entitled to purchase from the Company one common share at $3.42 per share for the period from October 5, 1999 to October 4, 2001. These warrants have been accounted for using variable accounting and the related compensation expense of $263 has been charged to the consolidated statement of income for the year ended December 31, 2001. In 2001, all these warrants were exercised.

The fair values of the advisors’ warrants were calculated using the Black-Scholes option-pricing model based on the following assumptions:

	$6.80 Advisors'	$3.42 Advisors'
	warrants	warrants

Risk-free interest rate	6.50%	6.50%
Expected life	November 24, 2002	October 4, 2001
Expected volatility	50%	50%
Expected dividend per quarter	$0.03	$0.03

(d)	Public warrants

On October 10, 1997, the Company distributed to each holder of its common shares nontransferable rights (the “Rights”) to subscribe for one unit for every three common shares owned at that date (referred to as the “Rights Offering”). The subscription price was $5.67 per unit. Each unit consisted of one common share and one redeemable common share purchase warrant. Each warrant is exercisable to purchase one common share at a price of $6.80 per share at any time from the date of their issuance until November 24, 2000. The common shares and the warrants included in the units will be separately transferable immediately on issuance of the common shares. The warrants are redeemable by the Company at any time at $0.02 per warrant if the average closing sale price of the common shares for 20 consecutive trading days within the 30-day period preceding the date the notice is given equals or exceeds $8.50 per share. The terms of the Rights Offering include an over subscription privilege available to shareholders subject to certain conditions and a Standby Purchase Commitment made by the Standby Underwriters to the Rights Offering, subject to the terms and conditions of a Standby Underwriting Agreement made between the Company and the Standby Underwriters, and which includes purchase by the Standby Underwriters of units not subscribed for by shareholders of the Company. Pursuant to the Rights Offering, 9,000,000 units were offered with a subscription expiry date of November 24, 1997.

During the period of the Rights Offering, shareholders of the Company exercised Rights to purchase a total of 6,803,751 units at $5.67 per unit and the Standby Underwriters purchased a total of 2,187,636 units at a price of $5.58, being the lower of the subscription price per unit and the closing bid price per common share as reported on the Nasdaq on the subscription expiry date, as provided for under the Standby Underwriting Agreement. The gross proceeds raised amounted to $50,769 and the net proceeds raised after deduction of expenses associated with the Rights Offering amounted to $47,700.

On April 1, 2000, the Company amended the terms of the warrant by extending the expiry date of the warrants from November 24, 2000 to November 24, 2002. The extending of the expiry date of the warrants created a new measurement date for the warrants, however, the resulting amount was immaterial. During 2002, 4,381,965 warrants were exercised. On November 24, 2002, all of the remaining warrants expired.

The 174,090 warrants issued pursuant to the exercise of advisors’ warrants above bear the same rights as public warrants.

(e)	Share buy - back program

The Company repurchased shares under its buy-back program as follows. All shares were purchased at the prevailing market price at the date of the buy back and were settled out of the Company's retained earnings.

Year	Shares repurchased	Average purchase price

2001	683,700	$4.90
2002	592,800	$5.95

12.	Shareholders’ Equity - continued

(f)	Share redemptions

On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 415,500 shares of the Company registered in the name of Tele-Art at a price of 3.73 per share for $1,549 (see note 19(b)).

On August 12, 2002, pursuant to its Articles of Association, the Company redeemed and cancelled an additional 509,181, shares of the Company beneficially owned by Tele-Art at a price of $6.14 per share for $3,125 (see note 19(b)).

13.	Earnings Per Share

The calculations of basic earnings per share and diluted earnings per share are computed as follows:

		Weighted
		average number	Per share
Year ended December 31, 2001	Income	of shares *	amount

Basic earnings per share	$9,045	33,905,444	$0.27
Effect of dilutive securities
- Stock options	—	186,978
- Warrants	—	205,834

Diluted earnings per share	$9,045	34,298,256	$0.26

Stock options to purchase 45,000 shares of common shares at $5.46, warrants to purchase 9,165,477 shares of common shares at $6.80 and 30,000 advisors’ warrants were outstanding at December 31, 2001 but were not included in the computation of diluted earnings per share because the exercise price of the stock options and warrants was greater than the average market price of the common shares during the relevant period. The holder of each advisors’ warrant is entitled to purchase from the Company at the purchase price of $6.80 per unit one common share and one warrant exercisable to purchase one common share at $6.80 per share.

		Weighted
		average number	Per share
Year ended December 31, 2002	Income	of shares *	amount

Basic earnings per share	$20,023	34,885,366	$0.57
Effect of dilutive securities
- Stock options	—	476,837
- Warrants	—	67,914

Diluted earnings per share	$20,023	35,430,117	$0.57

All options and warrants to purchase shares of common stock were included in the computation of 2002 diluted earnings per share as the exercise prices were less than the average market price of the common stock.

		Weighted
		average number	Per share
Year ended December 31, 2003	Income	of shares *	amount

Continuing Operations
Basic earnings per share	$41,823	40,336,439	$1.04
Effect of dilutive securities
- Stock options	—	502,701

Diluted earnings per share	$41,823	40,839,140	$1.02

Discontinued operation
Basic earnings per share	$1,979	40,336,439	$0.05
Effect of dilutive securities
- Stock options	—	502,701

Diluted earnings per share	$1,979	40,839,140	$0.05

Net income
Basic earnings per share	$43,802	40,336,439	$1.09
Effect of dilutive securities
- Stock options	—	502,701

Diluted earnings per share	$43,802	40,839,140	$1.07

All options to purchase shares of common stock were included in the computation of 2003 diluted earnings per share as the exercise prices were less than the average market price of the common stock.

* Adjusted for 3 for 1 stock split and 10 for 1 stock dividend.

14.	Other Income (Expenses) - Net

Other income (expenses) - net consists of:

Year ended December 31,	2001	2002	2003

Interest income	$1,195	$799	$788
Miscellaneous expense	(294)	(771)	(886)
Non-trade receivable (write-off) recovered	(500)	—	500
Foreign exchange gain (loss)	530	(345)	(62)
Bank charges	(333)	(307)	(274)
Release of unamortized goodwill of an affiliated company - Mate Fair (see note 3(b)(v))	—	(520)	—
Realized gain on disposal of marketable securities	—	642	—
Unrealized gain on marketable securities	1,568	—	—
Dividend income received from marketable securities and investment	525	917	3,714
Gain on disposal of intangible asset (see note 17)	—	60	—
Gain on disposal of a subsidiary (see note 3(b)(i))	—	17	—
Gain on disposal of land	18	—	9
Gain on partial disposal of JIC Technology	—	—	1,838
Loss on disposal of convertible notes	—	—	(102)
Redemption of shares in legal settlement, net of expenses - Tele Art case (see note 19(b))	—	3,333	—
Provision for loss on Tele-Art Case for 1999 and 2002 share redemptions (see note 19(b))	—	(5,192)	—
Loss on reverse merger of J.I.C. Group, including release of unamortized goodwill of $1,483 (see note 3(b)(ii))	—	(2,655)	—
Legal expense related to reverse merger of J.I.C. Group	—	(1,411)	—
Finance charge on early repayment of a bank loan (see note 11)	—	(610)	—

	$2,709	$(6,043)	$5,525

15.	Staff Retirement Plans

The Company operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong and a retirement benefit scheme (“RBS”) for all qualifying employees in Macao. The MPF and RBS are defined contribution schemes and the assets of the schemes are managed by the trustees independent to the Company.

Both the MPF and RBS are available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong and Macao. Contributions are made by the Company at 5% based on the staff’s relevant income. The maximum relevant income for contribution purpose per employee is $3 per month. Staff members are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong while the benefit can be withdrawn by the employees in Macao at the end of employment contracts.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 8% to 9% of the stipulated salary set by the local government of Shenzhen, the PRC, to the retirement benefit schemes to fund the retirement benefits of their employees. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in Hong Kong, Macao and PRC amounted to $561, $617 and $982 for the years ended December 31, 2001, 2002 and 2003, respectively.

16.	Income Taxes Expense, Net

The components of income before income taxes and minority interest are as follows:

Year ended December 31,	2001	2002	2003

PRC, excluding Hong Kong and Macao	$9,002	$18,823	$39,778
Hong Kong and Macao	500	2,137	3,511

	$9,502	$20,960	$43,289

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and subsidiary operating in Macao is exempted from income taxes. Under the current Cayman law, Nam Tai Telecom (Cayman) Company Limited, Nam Tai Electronic & Electrical Products Limited and Namtek Software are not subject to profit tax as they have no business operation.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16% for 2001 and 2002 and 17.5% for 2003 to the estimated taxable income earned in or derived from Hong Kong during the period.

Deferred tax, where applicable, is provided under the liability method at the rate of 16% for 2001 and 2002 and 17.5% for 2003, being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of measuring assets and liabilities.

The basic corporate tax rate for Foreign Investment Enterprises (“FIEs”) in the PRC, such as Namtai Electronic (Shenzhen) Co., Ltd. (“NTSZ”), Zastron Electronics (Shenzhen) Co., Ltd. (“Zastron”), Shenzhen Namtek and Jetup (the “PRC Subsidiaries”) is currently 33% (30% state tax and 3% local tax). However, because all the PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen are not currently assessing any local tax.

Since the PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTSZ, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday or tax incentive is available, there is an overall minimum tax rate of 10%. The following details the tax concessions received for the Company’s PRC subsidiaries:

•	On January 8, 1999, NTSZ received the recognition of “High and New Technology Enterprise” which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In July 2002, the Shenzhen local tax authority issued a notice to shorten the tax incentive period from 5 years to 3 years expiring in 2001. Nevertheless NTSZ was advised by the Shenzhen local tax authority that it would continue to provide a rebate of corporate tax paid for 2 years for 2002 and 2003. During 2003, NTSZ received $110 rebate of corporate tax paid for 2002. In addition, NTSZ received a tax refund of $122 from reinvestment of profits for 1999 to 2001 and a refund of $441 for being a export-oriented enterprise in 2002.

•	Income tax of Zastron was payable at the rate of 10% on the assessable profits of Zastron for the years ended December 31, 1999 to 2000. In 2003 Zastron received a refund of $56 from reinvestment of profits for 1999 and a refund of $124 for being an export-oriented enterprise in 2002.

•	For the years ended December 31, 2001 and 2002, the income tax of Jieda was payable at the rate of 15% on the assessable profit. During 2003, Jieda merged with Jetup.

16.	Income Taxes Expense, Net - continued

•	In February 2001, Namtek received the recognition of “Advanced Technology Enterprise” which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In 2003, Shenzhen Namtek claimed a refund of $27 from the reinvestment of profits for 1998 to 2000.

•	Income tax of Jetup was payable at the rate of 7.5% on its assessable profit for the years ended December 31, 1999 to 2001. The Shenzhen local tax authority has granted Jetup the status of “High and New Technology Enterprise” and allowed it to enjoy a 50% reduction in corporate tax rate to 7.5% for 3 years from 2002 to 2004. During 2003, Jetup received a refund of $175 from reinvestment of profit for 2002.

•	Income tax of Jieyao was payable at the rate of 7.5% on the assessable profit for the years ended December 31, 2001 to 2003. During 2003, Jieyao was disposed of to a third party (see note 3(b)(iii)).

•	For the years ended December 31, 2001 and 2002, BPC qualified for a tax holiday. During 2002, BPC was disposed of to TBCL (see note 3(b)(i)).

An FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. NTSZ, Zastron, Shenzhen Namtek and Jetup qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years by their respective holding companies. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2002 and 2003, taxes recoverable under such arrangements were $789 and $4,889, respectively, which are included in income taxes recoverable and expected to be received during 2004. However, during 2003 the Shenzhen government did not refund approximately $13 in taxes the Company paid in 1998 to 2000. Therefore, the Company reversed the related receivable into current tax expense in 2003.

In accordance with its normal practice, the Hong Kong tax authorities selected the Company and one of its wholly owned subsidiaries for a tax audit. In March 2003, in relation to fiscal year 1996, the Hong Kong tax authorities have made certain estimated assessments for public revenue protection purposes to prevent the assessments, if any, from becoming time barred. The Hong Kong tax authorities have not provided concrete grounds for the assessments. The Company and the subsidiary concerned have objected to these estimated assessments. The outcome of the objection is uncertain at this stage as the Hong Kong tax authorities are still reviewing the Company’s and its subsidiary’s Hong Kong tax position. At the time, it is not possible to estimate the outcome of the tax audit, the amount that may have to be paid, if any, or the impact that the results of the 1996 tax audit will have to subsequent tax years. However, management is of the view that there will be no material tax adjustment as a result of the tax audit.

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2001	2002	2003

Current tax	$(110)	$(812)	$(433)
Deferred tax	(117)	39	34

	$(227)	$(773)	$(399)

Deferred tax liabilities consist of tax allowances over depreciation and are $112 and $78 at December 31, 2002 and 2003, respectively.

At December 31, 2001, 2002 and 2003, the Company does not have any tax loss carryforwards.

16.	Income Taxes Expense, Net - continued

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Year ended December 31,	2001	2002	2003

Income before income taxes and minority interests	$9,502	$20,960	$43,289
PRC tax rate	15%	15%	15%
Income tax expense at PRC tax rate on income before income tax	$(1,425)	$(3,144)	$(6,493)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(7)	42	72
Effect of income (loss) for which no income tax benefit/ expense is receivable/payable	(35)	950	870
Tax holidays and tax incentives	786	542	2,122
Effect of PRC tax concessions, giving rise to no PRC tax liability	564	2,153	3,435
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Gain on disposal of land in Hong Kong	6	—	1
Exempted interest income	21	12	16
Non-deductible legal and professional fees	—	(234)	(301)
Non-deductible other items	(159)	(466)	(105)
Overprovision for income tax expense in prior year	—	—	103
Underprovision of income tax expense in prior years	—	(501)	—
Other	22	(127)	(119)

	$(227)	$(773)	$(399)

No income tax arose in the United States of America in any of the periods presented.

Tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $1,350, $2,695 and $5,557 in the years ended December 31, 2001, 2002 and 2003, respectively (representing a decrease in the basic earnings and diluted earnings per share of $0.04, $0.08 and $0.14 in the years ended December 31, 2001, 2002 and 2003, respectively).

17.	Related Party Balance and Transactions

Since the establishment of BPC in 2000, the Company recognized net sales of $21,072 and $7,849, purchased raw materials of $23,065 and $7,751, acquired property, plant and equipment of $50 and $Nil, from TBCL, a minority shareholder of BPC, and its related companies for the year ended December 31, 2001 and for the period from January 1, 2002 though April 2002, respectively. In addition, the Company had paid $1,000 to TBCL for acquisition of a license during the year ended December 31, 1999, which was disposed of during 2002 for a consideration of $800 together with the disposal of interest in BPC, plus the foreign exchange gain of $9, resulting in a gain of $60.

As of December 31, 2003, the balance due from a related party represented the balance due from JCT, a subsidiary of Alpha Star. For the year ended December 31, 2003, the Company recognized net sales of $20,782 and purchased raw materials of $5,456 from JCT and its related companies.

18.	Financial Instruments

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents and trade receivables.

The Company’s cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company’s exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Company’s principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. Allowance for doubtful debts was $122 and $119 in 2002 and 2003, respectively. There were no other movements in the provision for doubtful accounts.

All of the Company’s significant financial instruments at December 31, 2002 and 2003 are reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts which approximate their fair value due to the short maturity of these instruments.

The Company’s fair value of convertible notes, including the embedded option, was not significantly different from the carrying value at December 31, 2002 and it was disposed of during 2003.

19.	Commitments and Contingencies

(a)	Lease commitments

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expense under operating leases was $1,501, $909 and $617 in the years ended December 2001, 2002 and 2003, respectively.

At December 31, 2003, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

Year ending December 31,
- 2004	$1,045
- 2005	1,037
- 2006	988
- 2007	1,070
- 2008	1,087
- 2009 and thereafter	3,658

$8,885

(b)	Significant legal proceedings

In June 1997, the Company filed a petition in BVI for the winding up of Tele-Art on account of an unpaid judgment debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art in July 1998 and the Eastern Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 415,500 shares (*) of the Company registered in the name of Tele-Art at a price of $3.73 per share to offset substantially all of the judgment debt of $799, plus interest and legal costs totalling $1,673, including dividends that the Company had withheld and credited against the judgment debt.

(*: Subsequent to November 7, 2003, the number of shares has been adjusted to 457,050 to reflect the 10 for 1 stock dividend effect.)

19.	Commitments and Contingencies - continued

(b)	Significant legal proceedings - continued

Following the completion of the redemption, the Company received notice that the liquidator had obtained an ex-parte injunction preventing the Company from redeeming Nam Tai shares beneficially owned by Tele-Art. On February 4, 1999, the liquidator of Tele-Art filed a further summons in the BVI on its behalf seeking, among other matters:

•	A declaration as to the respective priorities of the debts of Tele-Art to the Bank of China, Nam Tai, and other creditors and their respective rights to have their debts discharged out of the proceeds of the Tele-Art’s Nam Tai shares;

•	An order setting aside the redemption of 415,500 shares, and ordering delivery of all shares in possession or control of Nam Tai to the liquidator; and

•	Payment of all dividends in respect of Tele-Art’s Nam Tai shares.

On March 26, 2001, the Company filed a summons seeking to remove the liquidator for failing to act diligently in the performance of his duties and for knowingly misleading the court. On September 3, 2002, the liquidator submitted a letter of resignation prior to the scheduled removal hearing. A new liquidator was subsequently appointed in July 2003.

On July 5, 2002, upon application by the Company, the court ordered the removal of the liquidator’s ex-parte injunction and ordered an inquiry into damages. On August 9, 2002, the court delivered a decision awarding a judgment against Tele-Art for approximately $34,000. On August 12, 2002, the Company redeemed and cancelled, pursuant to its Articles of Association, the remaining 509,181 (**) shares beneficially owned by Tele-Art at a price of $6.14 per share. Including the dividends which the Company had withheld and credited against the judgment, this offset a further $3,519 in judgment debts owed to the Company by Tele-Art. The Company recorded the $3,333 redemption, net of expenses, as other income in 2002.

On January 21, 2003, judgment was delivered on the liquidators’ February 4, 1999 summons declaring that the redemption and set off of dividends on the 415,500 shares be set aside and that all Tele-Art property withheld by Nam Tai be delivered to Tele-Art in liquidation. The orders granted in the judgment were substantially different from the relief sought in the February 4, 1999 application. On February 4, 2003, the Company filed an application for a stay of execution and leave to appeal the decision listing eight grounds of appeal, which was granted on June 23, 2003. The case was heard on January 12, 2004 and the judgment was reserved.

The Company has been advised by its legal representatives that it has real prospects of success on appeal against the January 21, 2003 decision and plans to vigorously fight for such an outcome. However, due to the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment and in accordance with SFAS No. 5, “Accounting for Contingencies”, the Company recorded a provision for $5,192 as a component of accrued expenses as of December 31, 2002, pending a final determination of this matter by the courts, represented the then best estimate of the net monetary expense the Company would have if its appeal was unsuccessful and its two judgment debts in the total amount of $38,000 (including interest, costs, and related expenses) was determined as having the lowest priorities in recovering from the estate of Tele-Art. According to the latest information provided by the liquidator on November 7, 2003, apart from Nam Tai, a total of 4 other creditors of Tele-Art, including the Bank of China, submitted their proof of debt to the liquidator for a total claim of approximately $3,390. Together with the outstanding legal charge as of December 31, 2003, the total potential obligation to the Company was estimated to be approximately $3,890, and accordingly, the 2002 provision for $5,192 had been reduced to $3,890 in the fourth quarter of 2003. If the appeal is successful and all legal matters related to Tele-Art, Inc. are finalized, including the final determination of other creditors’ position, then any remaining portion of the $3,890 provision will be reversed into income in the related period.

(**: Subsequent to November 7, 2003, the number of shares has been adjusted to 560,099 to reflect the 10 for 1 stock dividend effect.)

19.	Commitments and Contingencies - continued

(b)	Significant legal proceedings - continued

If the appeal is not successful, and the 1,017,149 (adjusted for 10 for 1 stock dividend effect) share redemption is set aside, the Company believe that these shares would be sold by Tele-Art’s liquidator in the open market at the market price prevailing at the time of sale. For example, if these shares had been sold at the March 1, 2004 closing price of $28.09 per share, the proceeds the liquidator would have realized before commissions, plus withheld dividends of $518, would have been approximately $29,090 for the estate of Tele-Art. Accordingly, if the Company is not successful on its appeal of the January 21, 2003 judgment, Nam Tai will seek to recover its $38,000 in judgment debts from the estate of Tele-Art and any amounts recovered therein would be recognized as other income.

However, there is no assurance that the Company may realize the entire amount of its judgment debts as Tele-Art is in liquidation. The actual amount of the recovery, if any, is uncertain, and is dependent on a number of factors including the value of Nam Tai’s shares when sold in the market, and the final determination of other creditors’ positions. The Company plans to continue to pursue vigorously all legal alternatives available to recover the maximum amount of the outstanding debt from Tele-Art as well as pursue other parties that may have assisted in any transfers of the assets from Tele-Art. The Company may incur substantial additional costs in pursuing the recovery and such costs may not be recoverable.

Class Actions

On March 11, 2003, the Company were served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.), or the Rocco Action. In addition to Nam Tai, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.), or the Steigler Action, and together with the Rocco Action, the Actions. The Actions have been consolidated since July 2003 and purports to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 18, 2003. Plaintiffs in the Actions assert claims under Section 10(b) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class periods concerning the recovery of an inventory write-down and a charge to goodwill related to Nam Tai’s LPT segment. The Company has filed a motion to dismiss the lawsuit and the putative class action has not been certified as a class action by the court. In any event, the Company’s motion to dismiss was heard in November 2003 and are awaiting the judgment of the court thereof. Nam Tai believes it has meritorious defenses and intends to defend the case vigorously.

20.	Segment Information

The Company operates in two segments: CEP and LPT, principally relating to the operation of J.I.C. Group. The Company operates and manages these segments as strategic business units. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.

The following table provides operating financial information for the two reportable segments.

	Year ended December 31,

	2001			2002			2003

	CEP	LPT	Total	CEP	LPT	Total	CEP	LPT	Total

Net sales - third parties	$176,976	$35,958	$212,934	$192,906	$35,261	$228,167	$344,200	$41,324	$385,524
Net sales - related party	21,072	—	21,072	7,849	—	7,849	20,782	—	20,782

Total net sales	198,048	35,958	234,006	200,755	35,261	236,016	364,982	41,324	406,306
Cost of sales	(174,863)	(29,111)	(203,974)	(167,440)	(30,516)	(197,956)	(305,426)	(34,590)	(340,016)

Gross profit	23,185	6,847	30,032	33,315	4,745	38,060	59,556	6,734	66,290
Selling, general and administrative expenses	(16,521)	(5,453)	(21,974)	(14,940)	(3,043)	(17,983)	(20,908)	(3,958)	(24,866)
Research and development expenses	(2,746)	(208)	(2,954)	(2,162)	(524)	(2,686)	(3,547)	(490)	(4,037)
Impairment of goodwill	—	—	—	(339)	—	(339)	—	—	—
Interest expense	(170)	(8)	(178)	(705)	(85)	(790)	(5)	(116)	(121)
Equity in income of affiliated companies	1,867	—	1,867	10,741	—	10,741	498	—	498
Other income (expenses), net	885	1,824	2,709	(4,879)	(1,164)	(6,043)	6,759	(1,234)	5,525

Income (loss) before income taxes and minority interests	6,500	3,002	9,502	21,031	(71)	20,960	42,353	936	43,289
Income (loss) taxes expense	(137)	(90)	(227)	(710)	(63)	(773)	(395)	(4)	(399)

Income before minority interests	6,363	2,912	9,275	20,321	(134)	20,187	41,958	932	42,890
Minority interests	(230)	—	(230)	(107)	(57)	(164)	(856)	(211)	(1,067)

Income after minority interests	6,133	2,912	9,045	20,214	(191)	20,023	41,102	721	41,823
Discontinued operation	—	—	—	—	—	—	—	1,979	1,979

Net income (loss)	$6,133	$2,912	$9,045	$20,214	$(191)	$20,023	$41,102	$2,700	$43,802

	Year ended December 31,

	2001			2002			2003

	CEP	LPT	Total	CEP	LPT	Total	CEP	LPT	Total

Depreciation and amortization	$8,454	$2,717	$11,171	$8,739	$1,880	$10,619	$9,633	$2,631	$12,264
Stock option costs	—	839	839	—	—	—	—	—	—
Capital expenditures	34,060	1,953	36,013	5,962	12,523	18,485	16,584	469	17,053
Identifiable assets	$188,262	$36,311	$224,573	$225,754	$49,332	$275,086	$248,165	$49,530	$297,695

There were no material inter-segment sales for the years ended December 31, 2001, 2002 and 2003. Property, plant and equipment with a net book value of $312 was transferred from the CEP segment to the LPT segment during 2002. The Company charges 100% of its corporate level related expenses to its reportable segments as management fees.

A summary sets forth the percentage of net sales of each of the Company’s product lines of each segment for the years ended December 31, 2001, 2002 and 2003, is as follows:

Year ended December 31,	2001	2002	2003

Product line
CEP:
- Assembling
- LCD consumer products	32%	40%	31%
- Telecom components assembly	52%	44%	58%
- Software development services	1%	1%	1%

	85%	85%	90%

LPT:
- Parts and components
- LCD panels	11%	10%	9%
- Transformers	4%	5%	1%

	15%	15%	10%

	100%	100%	100%

20.	Segment Information - continued

A summary of net sales, net income and long-lived assets by geographic areas is as follows:

By geographical area:

Year ended December 31,	2001	2002	2003

Net sales from operations within:
- Hong Kong and Macao:
Unaffiliated customers	$206,902	$223,709	$295,113
Related party	—	—	14,770
Intercompany sales	—	979	404

	206,902	224,688	310,287

- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	6,032	4,458	90,411
Related party	21,072	7,849	6,012
Intercompany sales	160,503	179,411	263,971

	187,607	191,718	360,394

- Intercompany eliminations	(160,503)	(180,390)	(264,375)

Total net sales	$234,006	$236,016	$406,306

Net income within:
- PRC, excluding Hong Kong and Macao	$4,848	$17,930	$38,627
- Hong Kong and Macao	4,197	2,093	5,175

Total net income	$9,045	$20,023	$43,802

Year ended December 31,	2001	2002	2003

Net sales to customers by geographical area:
- Hong Kong	$64,391	$57,157	$36,433
- Europe (excluding Estonia)	22,437	42,943	84,954
- United States	35,662	33,054	55,543
- PRC (excluding Hong Kong)	25,378	28,518	101,211
- Japan	22,767	25,276	68,498
- Estonia	—	19,660	20,474
- North America (excluding United States)	19,332	6,640	347
- Korea	23,986	17,390	24,499
- Other	20,053	5,378	14,347

Total net sales	$234,006	$236,016	$406,306

As of December 31,	2001	2002	2003

Long-lived assets by geographic area:
- PRC, excluding Hong Kong and Macao	$43,299	$54,481	$59,399
- Hong Kong and Macao	27,115	21,433	18,248

Total long-lived assets	$70,414	$75,914	$77,647

Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market price.

20.	Segment Information - continued

The Company’s sales to customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2001	2002	2003

A	$69,996	$75,965	$100,541
B	N/A	39,854	46,057
C	33,143	26,217	N/A
D	N/A	N/A	43,233

	$103,139	$142,036	$189,831

21.	Subsequent Events

In December 2003, the Company paid approximately $5,277 (Euros 4,250) into an escrow account for an investment in Stepmind, which was included in prepayment and other receivables at December 31, 2003. Approximately $2,642 (Euros 2,122) has been released from the escrow amount in January 2004 for the Company’s first phase of investment. The second phase of investment amounting to $2,646 (Euros 2,132) will be released by the Company to Stepmind in August 2004, subject to fulfillment of certain conditions. Upon successful subscription of the shares in the second phase, the Company’s total investment will represent 11.33% equity interest in Stepmind.

Item 19 Exhibits.

     The following exhibits are filed as part of this annual report:

Exhibit
Number	DESCRIPTION

1.1	Memorandum and Articles of Association, as amended on June 26, 2003.

4.1	Sale and Purchase Agreement dated April 24, 2002 between A&T Battery Corporation, Nam Tai Electronic & Electrical Products Limited and Toshiba Battery Co., Ltd.*

4.2	Subscription Agreement dated September 6, 2002 between TCL International Holdings Ltd. and Nam Tai Electronics, Inc. for the purchase of Convertible Notes of TCL International Holdings. *

4.3	Agreement on Proposal for the listing of J.I.C. Group common shares on the Hong Kong Stock Exchange dated January 14, 2002 among Nam Tai Electronics, Inc., J.I.C. Technology Company Limited, Albatronics (Far East) Company Limited (in liquidation) and Messrs. Toohey and Chung, the Joint Liquidators (incorporated by reference to Exhibit 4.7 of registrant’s Form 20-F for the year ended December 31, 2001 filed with the SEC on March 18, 2002).**

4.4	Banking Facility Letter, as amended, dated March 27, 2002 between Shanghai Commercial Bank Ltd. and J.I.C. Enterprises (Hong Kong) Ltd. for a four-year term loan of $4,500,000. *

4.5	Agreement entered into between Sony Ericsson Mobile Communications AB and Nam Tai Electronic & Electrical Products Ltd. on March 20, 2002 for the production of Camera August for Sony Ericsson Mobile Communications AB.

4.6	Share Transfer Agreement of TCL Holdings dated January 25, 2002 between Hui Zhou City Investment Holdings Co., Ltd and Namtai Electronic (Shenzhen) Co., Ltd. *

4.7	Agreement entered into between Namtai Electronic (Shenzhen) Co. Ltd. and Sony Computer Entertainment Europe Limited on September 15, 2003 for the production of CMOS sensor modules for Sony Computer Entertainment Europe and its nominated distributors.

4.8	Agreement entered into between Sony Ericsson Mobile Communications AB and Namtai Electronic (Shenzhen) Company on September 9, 2003 for the production of flash for cellular phones for Sony Ericsson Mobile Communications AB.

4.9	Purchase Agreement entered into between Citigroup Global Markets Limited and Nam Tai Electronics, Inc. on August 22, 2003 for the sale of 3% convertible notes of TCL International Holdings Ltd. at an aggregate price of HK$39,555,068.49 (approximately $5.03 million).

4.10	Agreement entered into between Omnivision Technologies, Inc. and Namtai Electronic (Shenzhen) Company Limited on July 15, 2003 for supplying CMOS sensor to Namtai Electronic (Shenzhen) Company Limited.

4.11	Agreement entered into between J.I.C. Technology Company Limited and Glory Gate Enterprises Limited on June 28, 2003 for the disposal of transformers operation to Glory Gate Enterprises Limited for approximately $2.4 million.

4.12	Agreement Amendment entered into between Sony Ericsson Mobile Communications AB and Nam Tai Electronic & Electrical Products Ltd. on June 26, 2003 for amending the agreements entered on March 20, 2002 and January 10, 2003.

4.13	Sale and Purchase Agreement entered into between J.I.C. Enterprises (Hong Kong) Limited and Zastron Electronic (Shenzhen) Company Limited on March 10, 2003 for the sale of COG panels to J.I.C. Technology Company Limited.

4.14	Sale and Purchase Agreement entered into between Zastron Electronic (Shenzhen) Company Limited and J.I.C. Enterprises (Hong Kong) Limited on March 10, 2003 for the sale of LCD panels, ACFs and ICs to Zastron Electronic (Shenzhen) Company Limited.

4.15	Agreement entered into among Toshiba Matsushita Display Technology Co. Ltd., Nam Tai Telecom (Hong Kong) Company Limited and Zastron Electronic (Shenzhen) Company Limited on January 27, 2003 for the production of LCD modules for Toshiba Matsushita Display Technology Co. Ltd.

4.16	Agreement entered into between Sony Ericsson Mobile Communications AB and Nam Tai Electronic & Electrical Products Ltd. on January 10, 2003 for the production of Camera Filip for Sony Ericsson Mobile Communication AB.

4.17	Agreement entered into between Sony Ericsson Mobile Communications AB and Nam Tai Electronic & Electrical Products Ltd. on January 10, 2003 for the production of Camera August Cl for Sony Ericsson Mobile Communication AB.

4.18	Basic Agreement entered into between JCT Wireless Technology Ltd. and Nam Tai Telecom (Hong Kong) Company Limited on January 8, 2003 for supplying various products, including mother boards, LCD modules, FPC and RF modules, to JCT Wireless Technology Ltd.

4.19	Basic Agreement entered into between Optrex Corporation and Nam Tai Telecom (Hong Kong) Company Limited on January 1, 2003 for the manufacturing of LCD modules for cellular phone.

4.20	Subscription Agreement dated January 6, 2003 between Alpha Star Investments Ltd and the Company for the purchase of 1,625,000 ordinary shares.**

4.21	Shareholders Agreement dated January 8, 2003 among Alpha Star Investments and its investors, including the Company.**

4.22	Basic Agreement and two memorandums entered into between Wuxi Sharp Electronic Component Co. Ltd. and Zastron Electronic (Shenzhen) Company Limited on September 8, 2003 for the manufacturing of PCBs for Wuxi Sharp Electronic Component Co. Ltd.

4.24	Agreement entered into between Sony Computer Entertainment Europe Limited and Namtai Electronic (Shenzhen) Co. Ltd. on September 15, 2003 for the production of CMOS sensors modules for Sony Computer Entertainment Europe and its nominated distributors.

4.25	Specific Service Agreement entered into between Sony Ericsson Mobile Communications AB and Namtai Electronic (Shenzen) Company Ltd. on September 19, 2003 for the manufacturing of Bluetooth headset for Sony Ericsson Mobile Communication AB.

4.26	Construction Agreement, with commencement date of September 23, 2003, entered into between Namtai Electronic (Shenzhen) Co. Ltd. and Takasago Thermal Engineering (Hong Kong) Co. Ltd. on October 28, 2003 for the construction of new factory premises.

4.27	An Investment Agreement and Shareholders Agreement entered into among Mr. André Jolivet, Mr. Alain Jolivet, Remote Reward SAS, AGF Private Equity, Mighty Wealth Group Limited and Nam Tai Electronics, Inc. on December 9, 2003 for acquiring an 11.33% equity interest in Stepmind with a consideration of approximately $5.3 million.

4.28	A Supplemental Agreement was entered into among Mr. André Jolivet, Mr. Alain Jolivet, Remote Reward SAS, AGF Private Equity, Mighty Wealth Group Limited and Nam Tai Electronics, Inc. on January 2, 2004 for consenting the release of the second phase of payment and increasing capital investment in Stepmind should Stepmind fulfill certain conditions.

4.29	An Agreement was entered into between Nam Tai Group Management limited and Frontier Profit Inc. on March 10, 2004 for selling Flat A, 22nd Floor, Tower 2 and Car Parking Space No. A86, The Leighton Hill, 28 Broadwood Road, Happy Valley, Hong Kong to Frontier Profit Inc.

8.1	Diagram of Company’s subsidiaries. See Page 26 of this Report.

10.2	Letter from MCW. Todman & Co. dated February 10, 2003. *

10.3	Letter from MCW. Todman & Co. dated February 17, 2003. *

12.1	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

14.1	Code of Ethics.

23.1	Consent of Deloitte Touche Tohmatsu.

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the. Sarbanes-Oxley Act of 2002.

*	Previously filed with the registrant’s Form 20-F filed with the SEC on February 28, 2003.

**	Previously filed with the registrant’s Amended Form 20-F filed with the SEC on June 11, 2003.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAM TAI ELECTRONICS, INC.

By:	/s/ JOSEPH LI

Joseph Li
Chief Executive Officer

Date: March 10, 2004

EXHIBIT INDEX

Exhibit
Number	DESCRIPTION

1.1	Memorandum and Articles of Association, as amended on June 26, 2003.

4.1	Sale and Purchase Agreement dated April 24, 2002 between A&T Battery Corporation, Nam Tai Electronic & Electrical Products Limited and Toshiba Battery Co., Ltd.*

4.2	Subscription Agreement dated September 6, 2002 between TCL International Holdings Ltd. and Nam Tai Electronics, Inc. for the purchase of Convertible Notes of TCL International Holdings. *

4.3	Agreement on Proposal for the listing of J.I.C. Group common shares on the Hong Kong Stock Exchange dated January 14, 2002 among Nam Tai Electronics, Inc., J.I.C. Technology Company Limited, Albatronics (Far East) Company Limited (in liquidation) and Messrs. Toohey and Chung, the Joint Liquidators (incorporated by reference to Exhibit 4.7 of registrant’s Form 20-F for the year ended December 31, 2001 filed with the SEC on March 18, 2002).**

4.4	Banking Facility Letter, as amended, dated March 27, 2002 between Shanghai Commercial Bank Ltd. and J.I.C. Enterprises (Hong Kong) Ltd. for a four-year term loan of $4,500,000. *

4.5	Agreement entered into between Sony Ericsson Mobile Communications AB and Nam Tai Electronic & Electrical Products Ltd. on March 20, 2002 for the production of Camera August for Sony Ericsson Mobile Communications AB.

4.6	Share Transfer Agreement of TCL Holdings dated January 25, 2002 between Hui Zhou City Investment Holdings Co., Ltd and Namtai Electronic (Shenzhen) Co., Ltd. *

4.7	Agreement entered into between Namtai Electronic (Shenzhen) Co. Ltd. and Sony Computer Entertainment Europe Limited on September 15, 2003 for the production of CMOS sensor, modules for Sony Computer Entertainment Europe and its nominated distributors.

4.8	Agreement entered into between Sony Ericsson Mobile Communications AB and Namtai Electronic (Shenzhen) Company on September 9, 2003 for the production of flash for cellular phones for Sony Ericsson Mobile Communications AB.

4.9	Purchase Agreement entered into between Citigroup Global Markets Limited and Nam Tai Electronics, Inc. on August 22, 2003 for the sale of 3% convertible notes of TCL International Holdings Ltd. at an aggregate price of HK$39,555,068.49 (approximately $5.03 million).

4.10	Agreement entered into between Omnivision Technologies, Inc. and Namtai Electronic (Shenzhen) Company Limited on July 15, 2003 for supplying CMOS sensor to Namtai Electronic (Shenzhen) Company Limited.

4.11	Agreement entered into between J.I.C. Technology Company Limited and Glory Gate Enterprises Limited on June 28, 2003 for the disposal of transformer operations to Glory Gate Enterprises Limited for approximately $2.4 million.

4.12	Agreement Amendment entered into between Sony Ericsson Mobile Communications AB and Nam Tai Electronic & Electrical Products Ltd. on June 26, 2003 for amending the agreements entered on March 20, 2002 and January 10, 2003.

4.13	Sale and Purchase Agreement entered into between J.I.C. Enterprises (Hong Kong) Limited and Zastron Electronic (Shenzhen) Company Limited on March 10, 2003 for the sale of COG panels to J.I.C. Technology Company Limited.

4.14	Sale and Purchase Agreement entered into between Zastron Electronic (Shenzhen) Company Limited and J.I.C. Enterprises (Hong Kong) Limited on March 10, 2003 for the sale of LCD panels, ACFs and ICs to Zastron Electronic (Shenzhen) Company Limited.

4.15	Agreement entered into among Toshiba Matsushita Display Technology Co. Ltd., Nam Tai Telecom (Hong Kong) Company Limited and Zastron Electronic (Shenzhen) Company Limited on January 27, 2003 for the production of LCD modules for Toshiba Matsushita Display Technology Co. Ltd.

4.16	Agreement entered into between Sony Ericsson Mobile Communications AB and Nam Tai Electronic & Electrical Products Ltd. on January 10, 2003 for the production of Camera Filip for Sony Ericsson Mobile Communication AB.

4.17	Agreement entered into between Sony Ericsson Mobile Communications AB and Nam Tai Electronic & Electrical Products Ltd. on January 10, 2003 for the production of Camera August Cl for Sony Ericsson Mobile Communication AB.

4.18	Basic Agreement entered into between JCT Wireless Technology Ltd. and Nam Tai Telecom (Hong Kong) Company Limited on January 8, 2003 for supplying various products, including mother boards, LCD modules, FPC and RF modules, to JCT Wireless Technology Ltd.

4.19	Basic Agreement entered into between Optrex Corporation and Nam Tai Telecom (Hong Kong) Company Limited on January 1, 2003 for the manufacturing of LCD modules for cellular phone.

4.20	Subscription Agreement dated January 6, 2003 between Alpha Star Investments Ltd and the Company for the purchase of 1,625,000 ordinary shares.**

4.21	Shareholders Agreement dated January 8, 2003 among Alpha Star Investments and its investors, including the Company.**

4.22	Basic Agreement and two memorandums entered into between Wuxi Sharp Electronic Component Co. Ltd. and Zastron Electronic (Shenzhen) Company Limited on September 8, 2003 for the manufacturing of PCBs for Wuxi Sharp Electronic Component Co. Ltd.

4.24	Agreement entered into between Sony Computer Entertainment Europe Limited and Namtai Electronic (Shenzhen) Co. Ltd. on September 15, 2003 for the production of CMOS sensors modules for Sony Computer Entertainment Europe and its nominated distributors.

4.25	Specific Service Agreement entered into between Sony Ericsson Mobile Communications AB and Namtai Electronic (Shenzhen) Company Ltd. on September 19, 2003 for the manufacturing of Bluetooth headset for Sony Ericsson Mobile Communication AB.

4.26	Construction Agreement, with commencement date of September 23, 2003, entered into between Namtai Electronic (Shenzhen) Co. Ltd. and Takasago Thermal Engineering (Hong Kong) Co. Ltd. on October 28, 2003 for the construction of new factory premises.

4.27	An Investment Agreement and Shareholders Agreement entered into among Mr. André Jolivet, Mr. Alain Jolivet, Remote Reward SAS, AGF Private Equity, Mighty Wealth Group Limited and Nam Tai Electronics, Inc. on December 9, 2003 for acquiring an 11.33% equity interest in Stepmind with a consideration of approximately $5.3 million.

4.28	A Supplemental Agreement was entered into among Mr. André Jolivet, Mr. Alain Jolivet, Remote Reward SAS, AGF Private Equity, Mighty Wealth Group Limited and Nam Tai Electronics, Inc. on January 2, 2004 for consenting the release of the second phase of payment and increasing capital investment in Stepmind should Stepmind fulfill certain conditions.

4.29	An Agreement was entered into between Nam Tai Group Management limited and Frontier Profit Inc. on March 10, 2004 for selling Flat A, 22nd Floor, Tower 2 and Car Parking Space No. A86, The Leighton Hill, 28 Broadwood Road, Happy Valley, Hong Kong to Frontier Profit Inc.

8.1	Diagram of Company’s subsidiaries. See Page 26 of this Report.

10.2	Letter from MCW. Todman & Co. dated February 10, 2003. *

10.3	Letter from MCW. Todman & Co. dated February 17, 2003. *

12.1	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

14.1	Code of Ethics.

23.1	Consent of Deloitte Touche Tohmatsu.

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the. Sarbanes-Oxley Act of 2002.

†*	Previously filed with the registrant’s Form 20-F filed with the SEC on February 28, 2003.

**	Previously filed with the registrant’s Amended Form 20-F filed with the SEC on June 11, 2003.