Form 20-F
period 2004-12-31
NAM TAI ELECTRONICS INC
filed 2005-03-15
CIK 829365

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2004

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

     As of December 31, 2004, there were 42,664,536 common shares of the registrant outstanding.

     Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow: Item 17. ☐ Item 18. ☑

PART I
Item 1. Identity of Directors, Senior Management and Advisors — Not applicable	3
Item 2. Offer Statistics and Expected Timetable — Not applicable	3
Item 3. Key Information	3
Item 4. Information on the Company	14
Item 5. Operating and Financial Review and Prospects	27
Item 6. Directors, Senior Management and Employees	43
Item 7. Major Shareholders and Related Party Transactions	48
Item 8. Financial Information	50
Item 9. The Listing	54
Item 10. Additional Information	55
Item 11. Quantitative and Qualitative Disclosure about Market Risk	60
Item 12. Description of Securities Other than Equity Securities — Not applicable	61
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies — Not applicable	62
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Not applicable	62
Item 15. Controls and Procedures	62
Item 16. [Reserved]	62
Item 16 A. Audit Committee Financial Expert	62
Item 16 B. Code of Ethics	63
Item 16 C. Principal Accountant Fees and Services	63
Item 16 D. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	64
PART III
Item 17. Financial Statements — Not applicable	64
Item 18. Financial Statements	64
Item 19. Exhibits
EX-4.3 EQUITY INTEREST TRANSFER AGREEMENT
EX-4.7 LAND TITLE RIGHTS
EX-4.9 MEMO OF UNDERSTANDING
EX-4.10 SALE AND PURCHASER AGREEMENT
EX-4.11 TRADEMARK LICENSE AGREEMENT
EX-4.12 DEED OF INDEMNITY
EX-4.13 UNDERWRITING AGREEMENT DATED APRIL 15, 2004
EX-4.14 SUPPLEMENTAL AGREEMENT
EX-4.15 UNDERWRITING AGREEMENT DATED APRIL 22, 2004
EX-4.16 PRICING DETERMINATION AGREEMENT
EX-4.17 STOCK BORROWING AGREEMENT
EX-4.18 AMENDED 2001 OPTION PLAN
EX-4.19 ACCESSION AGREEMENT
EX-4.20 ESCROW AGREEMENT
EX-4.21 SUBSCRIPTION AGREEMENT
EX-4.22 DEED OF ASSIGNMENT OF TRADEMARKS
EX-4.23 BANKING FACILITIES LETTER
EX-4.24 SHARE TRANSFER AGREEMENT
EX-12.1 CERTIFICATION TO SECTION 302
EX-12.2 CERTIFICATION TO SECTION 302
EX-14.1 CODE OF ETHICS
EX-23.1 CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-99.1 CERTIFICATION TO SECTION 906
EX-99.2 CERTIFICATION TO SECTION 906

SIGNATURES AND CERTIFICATIONS

     Consents of Independent Accountants (to incorporation of their report on Financial Statements into the Company’s Registration Statements on Forms F-3 and S-8)

     This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item 3. Key Information.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Financial Data

     Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The following selected statements of income data for each of the three years in the period ended December 31, 2004 and the balance sheet data as of December 31, 2003 and 2004 are derived from our consolidated financial statements and notes thereto included in this Report. The selected statements of income data for each of the two years in the period ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled Item 5, Operating and Financial Review and Prospects, and our consolidated financial statements including the related footnotes. All reference to numbers of common shares, per share data and stock option data have been adjusted to give effect to a three-for-one stock split effective on June 30, 2003 on a retroactive basis and for the purposes of earnings per share calculation, all references to numbers of common shares, and per share data have been adjusted to reflect an issuance of a stock dividend to shareholders at a ratio of one dividend share for every ten shares, or a ten-for-one stock dividend, effective on November 7, 2003.

	Year ended December 31,
	2000	2001	2002	2003	2004
		(in thousands except per share data)
Consolidated statements of income data:

Net sales — third parties	$207,456	$212,934	$228,167	$385,524	$499,680
Net sales — related party	6,232	21,072	7,849	20,782	34,181
Total net sales	213,688	234,006	236,016	406,306	533,861
Cost of sales	182,096	203,974	197,956	340,016	457,385
Gross profit	31,592	30,032	38,060	66,290	76,476
Operating costs and expenses:
Selling, general and administrative	17,646	21,974	17,983	24,866	28,053
Research and development	3,489	2,954	2,686	4,037	5,045
Impairment of goodwill	—	—	339	—	—
Total operating expenses	21,135	24,928	21,008	28,903	33,098
Income from operations	10,457	5,104	17,052	37,387	43,378
Other income (expenses) — net	13,853	2,709	(6,043)	5,525	37,397
Interest expense	(165)	(178)	(790)	(121)	(195)
Income before income taxes and minority interests	24,145	7,635	10,219	42,791	80,580

	Year ended December 31,
	2000	2001	2002	2003		2004
		(in thousands except per share data)
Income taxes benefit (expense)	33	(227)	(773)		(399)		(879)
Income before minority interests and equity in income (loss) of affiliated companies	24,178	7,408	9,446		42,392		79,701
Minority interests	12	(230)	(164)		(1,067)		(6,010)
Income after minority interests	24,190	7,178	9,282		41,325		73,691
Equity in income (loss) of affiliated companies	(189)	1,867	10,741		498		(6,806)
Discontinued operation	—	—	—		1,979		—
Net income	$24,001	$9,045	$20,023		$43,802		$66,885
Earnings per share:
Basic	$0.80	$0.27	$0.57		$1.09		$1.57
Diluted	$0.78	$0.26	$0.57		$1.07		$1.57
Weighted average shares:
Basic	30,077	33,905	34,885		40,336		42,496
Diluted	30,938	34,298	35,430		40,839		42,548

	At December 31,
	2000	2001	2002	2003	2004
	(in thousands)
Consolidated balance sheet data:

Cash and cash equivalents	$58,896	$58,676	$82,477	$61,827	$160,649
Working capital	88,969	83,525	87,184	93,474	218,243
Property, plant and equipment — net	44,599	70,414	75,914	77,647	97,441
Total assets	208,370	224,573	275,086	297,695	460,473
Short-term debt, including current portion of long-term debt	1,523	3,687	14,970	3,004	4,955
Long-term debt, less current portion	—	12,860	2,812	1,688	5,163
Total debt	1,523	16,547	17,782	4,692	10,118
Shareholders’ equity	162,364	169,351	202,128	217,118	305,053
Common shares	306	312	360	412	426
Total dividend per share	0.45	0.13	0.49	1.00	0.48

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

     Historically, a substantial percentage of our sales have been to a small number of customers. During the years ended December 31, 2002, 2003 and 2004, sales to our customers accounting for 10% or more of our net sales aggregated approximately 60.2%, 46.7% and 47.9%, respectively, of our net sales. The loss of Epson Precision (HK) Ltd., Sharp Corporation, Wuxi Sharp Electronic Components Co., Ltd., or Motorola Inc., each of which accounted for more than 10% of our net sales during 2004, or a substantial reduction in orders from any of them, would materially and adversely impact our business and operating results.

Our quarterly and annual operating results are subject to significant fluctuations from a wide variety of factors.

     Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our business and operating results during any period. This could result from any one or a combination of factors, such as:

•	the timing, cancellation or postponement of orders;

•	the type of product and related margins;

•	our customers’ announcement and introduction of new products or new generations of products;

•	the life cycles of our customers’ products;

•	our timing of expenditures in anticipation of future orders;

•	our effectiveness in managing manufacturing processes, including, interruptions or slowdowns in production and changes in cost and availability of components; and

•	the mix of orders filled.

     The volume and timing of orders received during a quarter are difficult to forecast. From time to time, our customers encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if customers do not control inventories effectively, they may reduce, cancel or postpone shipments of orders.

     As a consequence of any of the above factors, our results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common shares. Our results of operations in future periods may fall below the expectations of public market analysts and investors. This failure to meet expectations could cause the trading price of our common shares to decline substantially.

Cancellations or delays in orders could materially and adversely affect our gross margins and operating income.

     Sales to our original equipment manufacturer, or OEM, customers are primarily based on purchase orders we receive from time to time rather than firm, long-term purchase commitments. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Further, during times of potential component shortages, we have purchased, and may continue to purchase, raw materials and component parts in the expectation of receiving purchase orders for products that use these components. In the event actual purchase orders are delayed, are not received or are cancelled, we would experience increased inventory levels or possible write-down of raw material inventory that could materially and adversely affect our business and operating results. In 2001, we wrote down inventory for $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders. Subsequently, we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, and the gain of $2.0 million was recorded in cost of sales during 2002.

If we are unable to produce our new products in a high-quality and cost-effective manner, our gross margins and business and operating results could be materially and adversely affected.

     We have experienced increased costs associated with developing advanced manufacturing techniques to produce our complex products on a mass scale and at a low cost. This has negatively impacted our gross margins. For example, our initial production runs of liquid crystal display, or LCD, modules experienced low production yields and other inefficiencies. We have commenced production of BluetoothTM wireless headset accessory, radio frequency, or RF, modules, thin film transistor liquid crystal display, or TFT LCD, modules, color LCD modules and complementary metal oxide semiconductor, or CMOS, sensor modules and flexible printed circuit, or FPC, sub-assemblies in relation to which we have relatively limited manufacturing experience. We expect that a substantial portion of our growth will come from our manufacture of these products. While we expect and plan for such increased costs in our new product manufacturing cycle, we cannot precisely predict the time and expense required to overcome initial problems and to ensure reliability and high quality at an acceptable cost. The increased costs and other difficulties associated with manufacturing RF modules, TFT LCD modules, color LCD modules, CMOS sensor modules, FPC sub-assemblies and other new products could have a negative impact on our future gross margins. In addition, even if we develop capabilities to manufacture new products, there can be no guarantee that a market will exist for such products or that such products will adequately respond to market trends. If we invest resources to develop capabilities to manufacture new products, like the investment in our new factory, for which a market does not develop, our business and operating results would be seriously harmed. Even if the market for our services grows, it may not grow at an adequate pace.

Our inability to utilize capacity at our new factory could materially and adversely affect our business and operating results.

     In order to expand our production capacity, we have built a new factory consisting of approximately 265,000 square feet adjacent to our principal manufacturing facilities in Shenzhen, the People’s Republic of China, or China or the PRC. The construction was completed in December 2004 and we expect full operations to commence in April 2005. As of December 31, 2004, we had spent $15.0 million to cover the cost of construction and fixtures and equipment for the new factory. The financing for these improvements to our manufacturing facilities was obtained from our internal resources. We have committed substantial expenditures and resources constructing and equipping this factory but cannot guarantee that we will be able to fully utilize such additional capacity. Our factory utilization is dependent on our success in providing manufacturing services for new or other products that we intend to produce at that factory, such as BluetoothTM wireless headset accessory for cellular phones, CMOS sensor modules for cellular phones with built-in camera function, home entertainment products and FPC sub-assemblies at a price and volume sufficient to absorb our increased overhead expenses. Demand for contract manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our new factory.

We face increasing competition, which has had an adverse effect on our margins.

     Although certain barriers to entry exist in providing electronics manufacturing services, or EMS, including technical expertise, substantial capital requirements, difficulties relating to building customer relationships and a large customer base, the barriers to entry are comparatively low and we are aware that manufacturers in Hong Kong and China may be developing or have developed the required technical capability and customer base to compete with our existing business.

     Competition in the EMS industry is intense and is characterized by price erosion, rapid technological change, and competition from major international companies. This intense competition has resulted in pricing pressures, lower sales and reduced margins. Continuing competitive pressures could materially and adversely affect our business and operating results. Over the last several years our margins have declined substantially, from 17.2% in 1999 to approximately 14.3% in 2004. Continuing competitive pressures could materially and adversely affect our business and operating results.

We may not be able to compete successfully with our competitors, many of which have substantially greater resources than we do.

     The electronics manufacturing services we provide are available from many independent sources as well as from our current and potential customers with in-house manufacturing capabilities. Our EMS competitors include Celestica, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation. Our principal competitors in the manufacture of our traditional product lines of calculators, personal organizers and linguistic products include Kinpo Electronics, Inc. and Inventec Co. Ltd. Our competitors in the manufacturing of image capturing devices and their modules include Lite-On Technology Corporation, The Primax Group and Logitech International S.A. Our principal competitors in the manufacture of mobile phone accessories include Elcoteq Network Corp. Our competitors in the manufacturing of RF modules include Wavecom and WKK International (Holdings) Ltd. Our competitors in the manufacturing of LCD panels include Truly International Holdings Ltd. and Varitronix International Ltd. We also have numerous competitors in the telecommunication, sub-assemblies and components product lines, including Philips, Samsung, Solectron and Varitronix International Ltd. Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do. As a result, we may be unable to compete successfully with these organizations in the future.

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

     We are sometimes responsible for purchasing components used in manufacturing products for our customers. We generally do not have written agreements with our suppliers of components. This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from the orders of our customers. Accordingly, increases in component prices could materially and adversely affect our gross margins and operating results.

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

     Most of our sales are to customers in the electronics industry, which is subject to rapid technological change, product obsolescence and short product life cycles and has suffered from an industry-wide slowdown since 2000. The factors affecting the electronics industry in general, or any of our major customers or competitors in particular, could have a material adverse effect on our business and operating results. Our success will depend to a significant extent on the success achieved by our customers in developing and marketing their products, including their products that use RF modules, color straight-twisted nematic, or STN, LCD modules, TFT LCD modules, CMOS sensor modules and FPC sub-assemblies, some of which may be new and untested. If our customers’ products become obsolete, fail to gain widespread commercial acceptance or become the subject of intellectual property disputes, our business and operating results could be materially and adversely affected.

Future acquisitions or strategic investments may not be successful and may harm our operating results.

     An important element of our strategy is to review prospects for acquisition or strategic investments that would complement our existing companies and products, augment our market coverage and distribution ability or enhance our technological capabilities.

     Future acquisitions or strategic investments could have a material adverse effect on our business and operating results because of:

•	possible charges to operating results for purchased technology, restructuring or impairment charges related to goodwill or amortization expenses associated with intangible assets;

•	potential increase in our expenses and working capital requirements and the incurrence of debt and contingent liabilities;

•	difficulties in successfully integrating any acquired operations, technologies, customers products and businesses with our operations;

•	diversion of our capital and management’s attention to other business concerns;

•	risks of entering markets or geographic areas in which we have limited prior experience; or

•	potential loss of key employees of acquired organizations or inability to hire key employees necessary for expansion.

     For example, in September 2004, we made an impairment to write down our $10.0 million investment in Alpha Star Investments Ltd. to its fair value of approximately $3.0 million, based on advice from an external valuer.

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

     We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the Cayman Islands, Hong Kong, Macao, Japan and China. We have administrative offices in Hong Kong and Macao. We manufacture all of our products in China. As of December 31, 2004, approximately 86.7% of the net book value of our total fixed assets is located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, China and Southeast Asia. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

•	changes in economic and political conditions and in governmental policies;

•	changes in international and domestic customs regulations;

•	wars, civil unrest, acts of terrorism and other conflicts;

•	changes in tariffs, trade restrictions, trade agreements and taxation;

•	difficulties in managing or overseeing foreign operations; and

•	limitations on the repatriation of funds because of foreign exchange controls.

     The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and decrease the profitability of our operations in that region.

Our operating results could be negatively impacted by seasonality.

     Historically, our sales and operating results have been affected by seasonality. Sales of calculators, personal organizers and linguistic products are typically higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, our consumers’ orders for electronics products have historically been lower in the first quarter from both the closing of our factories in China for the Chinese New Year holidays and the general reduction in sales following the holiday season. These sales patterns may not be indicative of future sales performance.

Our results could be harmed if we have to comply with new environmental regulations.

     Our operations create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on discharge of waste materials and empower certain environmental authorities to close any facility which causes serious environmental problems. Although it has not been alleged that we have violated any current environmental regulations by China government officials, there is no assurance that the Chinese government will not amend its current environmental protection laws and regulations. Our business and operating results could be materially and adversely affected if we were to increase expenditures to comply with environmental regulations affecting our operations.

Our insurance coverage may not be sufficient to cover the risks related to our operations and losses.

     We have not experienced any major accidents in the course of our operations which have caused significant property damage or personal injuries. However, there is no assurance that we will not experience major accidents in the future. Although we have purchased the necessary insurances, including a business interruption policy, a fidelity guarantee policy and policies covering losses or damages in respect of buildings’ machineries, equipments and inventories, the occurance of certain incidents such as earthquake, war and flood, and the consequences resulting from them, may not be covered adequately, or at all, by the insurance policies under which we are protected. We also face exposure to product liability claims in the event that any of our products is alleged to have resulted in property damage, bodily injury or other adverse effects. We only have product liability insurance for some of our products. Losses incurred or payments we may be required to make, may have a material adverse effect on our results of operations if such losses or payments are not fully insured.

We are a defendant in putative class action lawsuits and this litigation could harm our business regardless of the final outcome.

     On March 11, 2003, we were served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.), or the Rocco Action. In addition to Nam Tai, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.) or the Steigler Action, and together with the Rocco Action, the Actions. The Actions have been consolidated since July 2003 and purport to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 18, 2003. Plaintiffs in the Actions assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to Nam Tai’s LCD panels and transformers segment, or LPT segment. Defendants’ motion to dismiss was denied on September 27, 2004. The putative class action has not been certified as a class action by the court but we expect plaintiffs to seek such certification in the near future. The court has set May 23, 2005 to hear such a certification motion. Nam Tai believes it has meritorious defenses and it intends to defend the case vigorously. Nam Tai is aware of no other actions that have been filed which relate to these matters. The ultimate outcome of this litigation cannot be presently determined. However, this litigation could be very costly and divert our management’s attention and resources. In addition, we have no insurance covering our liability, if any, or that of our officers and directors, and we will have to pay the costs of the defense. Any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could materially and adversely affect our business and operating results.

We depend on our executive officers and skilled management personnel.

     Our success depends to a large extent upon the continued services of our executive officers. Generally, our employees are bound by employment or non-competition agreements. However, we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers. In order to manage our growth, we will need to recruit and retain additional skilled management personnel and if we are not able to do so our business and our ability to continue to grow could be harmed. We maintain no key person insurance on these individuals. The loss of service of any of these officers or key management personnel could have a material adverse effect on our business growth and operating results.

We may be unable to succeed in recovering on our judgment debts against Tele-Art, Inc.

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

We may not pay dividends in the future.

     Although we have declared dividends during each of the last eleven years, we may not be able to declare them or may decide not to declare them in the future. Our China subsidiaries are required to reserve 10% of profits for future development, which may affect our ability to declare dividends. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future, we may not continue them in any future period.

We are subject to the risk of increased taxes.

     We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. Our tax position, however, is subject to review and possible challenge by taxing authorities and to possible changes in law. We cannot determine in advance the extent to which some jurisdictions may assess additional tax or interest and penalties on such additional taxes.

     Several places in which we are located allow for tax holidays or provide other tax incentive to attract and retain business. We have obtained holidays or other incentives where available. Our taxes could increase if certain tax holidays or incentives are retracted, or if they are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased.

Recently enacted changes in the securities laws and regulations are likely to increase our costs.

     The Sarbanes-Oxley Act of 2002 that became law in July 2002 has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that act, the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, or NYSE, have promulgated new rules on a variety of subjects. Compliance with these new rules as well as the Sarbanes-Oxley Act of 2002 has increased our legal, financial and accounting costs, and we expect these increased costs to continue indefinitely, particularly as new rules and regulations, including Section 404 of the Sarbanes-Oxley Act of 2002, come into effect. We also expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be forced to accept reduced coverage or incur substantially higher costs to obtain coverage. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors or qualified executive officers.

Risks Related to Our Operations in China, Hong Kong, Macao and Japan

     Our manufacturing facilities are located in China and some of our subsidiaries and several of our customers and suppliers are located in Hong Kong and China. Some of our subsidiaries are located in Hong Kong, Macao and Japan. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China, Hong Kong, Macao and Japan, which are discussed in more detail below.

We are exposed to risks associated with doing business in China.

     Our principal manufacturing operations are located in Shenzhen, China. These operations could be severely impacted by evolving interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. Further, we may be exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. Recently, China has been confronted with international pressure demanding the appreciation of the RMB. Should the Chinese government allow a significant RMB appreciation, our component and other raw material costs could increase and could adversely affect our financial results.

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

     Under applicable Chinese law, we have been afforded a number of tax concessions by, and tax refunds from, the Chinese tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our Chinese manufacturing operations. However, the Chinese tax system is subject to substantial uncertainties with respect to its interpretation and enforcement. Following the Chinese government’s program of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that would increase our future tax liabilities or deny us expected concessions or refunds. For example, the tax reform of reducing the VAT tax refund from 17% to 13%, with effect from January 1, 2004, has adversely affected our margins.

Our results have been affected by changes in currency exchange rates. Changes in currency rates involving the Japanese yen, Hong Kong dollar or Chinese renminbi could increase our expenses.

     Our financial results have been affected by currency fluctuations, resulting in total foreign exchange gains of $189,000 during the year ended December 31, 2004, total foreign exchange losses of $62,000 during the year ended December 31, 2003 and total foreign exchange losses of $345,000 during the year ended December 31, 2002. We sell most of our products in United States dollars and pay our expenses in United States dollars, Japanese yen, Hong Kong dollars, and Chinese renminbi. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk presently results from material purchases we make in Japanese yen. Approximately 8%, 16% and 6% of our material costs have been in Japanese yen during the years ended December 31, 2002, 2003 and 2004, respectively, but sales made in Japanese yen accounted for less than 11% of sales for each of the last three years. An appreciation of the Japanese yen against the United States dollar would increase our expenses when translated into United States dollars and would materially and adversely affect our margins unless we made sufficient sales in Japanese yen to offset against material purchases made in Japanese yen.

     Approximately 8% and 6% of our revenues and 12% and 12% of our expenses were in Chinese renminbi and Hong Kong dollars, respectively, during the year ended December 31, 2004. Approximately 1% and 8% of our revenues and 13% and 12% of our expenses were in Chinese renminbi and Hong Kong dollars, respectively, during the year ended December 31, 2003. An appreciation of the Chinese renminbi or Hong Kong dollar against the United States dollar would increase our expenses when translated into United States dollars and could materially and adversely affect our margins. In addition, a significant devaluation in the Chinese renminbi or Hong Kong dollar could harm our business if it destabilizes the economy of China or Hong Kong, creates serious domestic problems or increases our borrowing costs.

We have suffered losses from hedging against our currency exchange risk.

     From time to time, we have attempted to hedge our currency exchange risk. We did not engage in currency hedging transactions for fiscal year 2003 and 2004. We have experienced in the past and may experience in the future losses as a result of currency hedging.

Political and economic instability in Hong Kong could harm our operations.

     Some of our subsidiaries’ offices and several of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was resumed by China effective July 1, 1997. Since then, Hong Kong has become a Special Administrative Region of China, enjoying a high degree of autonomy except for foreign and defense affairs. Moreover, China’s political system and policies are not practiced in Hong Kong. Under the principle of “one country, two systems”, Hong Kong maintains a legal system that is based on the common law and is different from that of China. It is generally acknowledged as an open question whether Hong Kong’s future prosperity in its role as a hub and gateway to China after China’s accession to the World Trade Organization (introducing a market liberalization in China) will be diminished. The continued stability of political, economic or commercial conditions in Hong Kong remains uncertain, and any instability could materially and adversely impact our business and operating results.

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

     In addition, there has recently been an outbreak of avian influenza in humans in Asian countries, including Vietnam, South Korea and Japan, which has proven fatal in some instances. As the human death toll continues to grow, many are concerned that the virus will mutate and trigger a human pandemic. If such an outbreak were to spread to southern China, where our operation facilities are located, it may adversely affect our business operating results.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in number of countries. There are risks inherent in doing business in international markets, including:

•	Difficulties in staffing and managing international operations;

•	Compliance with laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	Exposure to political and financial instability, leading to currency exchange losses, collection difficulties or other losses;

•	Exposure to fluctuations in the value of local currencies;

•	Changes in value-added tax or VAT reimbursement;

•	Imposition of currency exchange controls; and

•	Delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

Risks Related to Our Industry

We are exposed to general economic conditions. Any slowdown in the technology products industry may affect our business and operating results adversely.

     As a result of the economic downturn in the United States and internationally, and reduced capital spending, sales to OEMs in the electronics industry declined beginning in the second quarter of fiscal year 2001 and continuing through 2002. Lower consumer demand and high customer inventory levels have resulted in the delay and cancellation of orders for nearly all types of electronic products. As a result of order cancellations in 2001, we were required to write down slow-moving inventory, which materially and adversely impacted our net income in 2001. Although the industry experienced a recovery in 2003 and 2004, we cannot assure that this recovery is sustainable or that the industry will not further decline. If the economic conditions in the United States or the other markets we serve worsen, particularly in the electronics and contract manufacturing businesses particularly, or if a wider or global economic slowdown occurs, this could materially and adversely impact our business and operating results.

Our business and operating results are dependent on growing global outsourcing trends.

     Over the last two decades, the EMS industry experienced rapid change and growth as the capabilities of EMS companies continued to expand and consumer electronic product manufacturers adopted, and became increasingly reliant on, manufacturing outsourcing strategies to remain competitive. Despite the slow down of the EMS industry in 2001 and 2002 as a result of consumer electronic product manufacturers’ decreasing production requirement, growth has been renewed in 2003 and 2004 and we believe that the EMS industry has the potential for further growth as many consumer electronic product manufacturers continue to favor outsourcing over internal manufacturing, and the market for outsourcing, as a whole, continues to flourish. However, there can be no assurance that the trends of adopting manufacturing outsourcing strategies by consumer electronic product manufacturers will continue to grow. If the growing outsourcing trends discontinue, this could materially and adversely impact our business and operating results.

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

     On February 28, 2005, members of our management and Board of Directors as a group beneficially owned approximately 42.0% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

If we do not receive an unqualified opinion on the adequacy of our internal control over financial reporting as of December 31, 2006 and future year-ends as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our shares.

     As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control structure and procedures over financial reporting in their annual reports on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control structure and procedures over financial reporting. In addition, the public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control structure and procedures over financial reporting. While we intend to conduct a rigorous review of our internal control structure and procedures over financial reporting in order to assure compliance with Section 404 requirements, if our independent auditors interpret Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal control structure and procedures over financial reporting or with the level at which it is documented, operated or reviewed, they may decline to attest to management’s assessment or issue a qualified report. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our shares to decline.

Changes to financial accounting standards may affect our reported results of operations and could result in a decrease in the value of our shares.

     The Financial Accounting Standards Board recently published amendments to Statement of Financial Accounting Standards No. 123 that would require stock-based compensation issued to employees to be treated as compensation expense using the fair value method. If we are required to record an expense for our stock-based compensation plans using the fair value method, we would incur significant compensation charges. Although we currently are not required to record any compensation expense in connection with options granted that have an exercise price equal to fair market value of our common stock at the grant date, if future laws and regulations require us to treat all stock-based compensation as a compensation expense using the fair value method, our results or operations could be adversely affected. For discussion of our employee stock option and employee stock purchase plans, see Note 2 – “Summary of Significant Accounting Policies – Stock Options” and Note 11 – “Shareholders’ Equity” to the Consolidated Financial Statements.

Risks Related to Our Foreign Private Issuer Status

It may be difficult to serve us with legal process or enforce judgments against our management or us.

     We are a British Virgin Islands holding corporation with subsidiaries in Hong Kong, Macao, Japan and China. We have appointed Stephen Seung, 2 Mott Street, Suite 601, New York, New York 10013 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. However, outside the United States, it may be difficult for investors to enforce judgments against us obtained in the United States in any of these actions, including actions based upon civil liability provisions of the Federal securities laws. In addition, all of our officers and most of our directors reside outside the United States, and all of our assets, and the assets of those persons who reside outside of the United States, are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against those persons or use judgments obtained in United States courts grounded upon the liability provisions of the United States securities laws. There is substantial doubt as to the enforceability against us or any of our directors and officers located outside of the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely on the civil liability provisions of the securities laws of the United States.

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

     Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors’ rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

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

     Enforcement of a foreign judgment in Macao may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors’ rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

Future issuances of preference shares could materially and adversely affect the holders of our common shares or delay or prevent a change of control.

     Our Board of Directors may amend our Memorandum and Articles of Association without shareholder approval to create from time to time and issue one or more classes of preference shares (which are analogous to preferred stock of corporations organized in the United States). While currently no preference shares are issued or outstanding, we may issue preference shares in the future. Future issuance of preference shares could materially and adversely affect the rights of the holders of our common shares, or delay or prevent a change of control.

Our status as a foreign private issuer exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the NYSE, limiting the protections and information afforded to investors.

     We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Securities Exchange Act of 1934 requiring the filing with the SEC of quarterly reports on Form 10-Q, current reports on Form 8-K or annual reports on Form 10-K;

•	the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Securities Exchange Act of 1934 requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

     In addition, because the Company is a foreign private issuer, certain corporate governance standards of the NYSE that are applied to domestic companies listed on that exchange may not be applicable to us.

     Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE.

Item 4. Information on the Company

History and Development of Nam Tai

     Nam Tai Electronics, Inc. was founded in 1975 and moved its manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, China in order to capitalize on opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. Our principal manufacturing and design operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Our PRC headquarters is at Macao, China. Some of our subsidiaries’ offices are located in Hong Kong and Macao, which provides us access to Hong Kong’s and Macao’s infrastructure of communication and banking and facilitates management of our China operations. One of our subsidiaries also has an office in Japan.

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

     For a number of years, we specialized in manufacturing large-volume, hand-held digital consumer electronic products and established a leading position in electronic calculators and handheld organizers for OEMs such as Texas Instruments Incorporated and Sharp Corporation. Over the years, we have broadened our product mix to include a range of digital products for business and personal use, as well as key components and sub-assemblies for telecommunications and consumer electronic products. In August 1999, we established Nam Tai Telecom (Hong Kong) Company Limited, which targeted the expanding market for telecommunications components including LCD modules as well as end products, including cordless phones and family radio systems. Nowadays, color and monochrome LCD modules displaying information have become one of our major products. Since December 2002, we have also produced RF modules for integration into cellular phones and other hand-held consumer electronic products, such as personal digital assistants, or PDAs, laptop computers and other products with wireless connectivity. In 2003, we further diversified our product mix by manufacturing CMOS sensor modules for integration into various image capturing devices such as digital cameras for cellular phones and home entertainment products, FPC sub-assemblies for integration into various LCD modules, front light panels for handheld video game devices and digital camera accessories for use with the cellular phones and home entertainment products. In 2004, we expanded our business on CMOS sensor modules and FPC sub-assemblies. We also further broadened our product line by manufacturing back light panels for handheld video game devices and BluetoothTM wireless headset accessory for cellular phones.

     In September 2000, we acquired for $2.0 million a 5% indirect shareholding in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd., together known as TCL Mobile, through the acquisition of 25% of the outstanding shares of Mate Fair Group Limited, or Mate Fair, a privately held investment holding company incorporated in the British Virgin Islands with a 20% shareholding interest in TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in China as well as in overseas markets.

     In October 2000, we completed the acquisition of the J.I.C. Group (BVI) Limited. The J.I.C. Group (BVI) Limited and its subsidiaries, or the J.I.C. Group, are principally engaged in the manufacture and marketing of transformers and LCD panels, a key component for a variety of consumer electronic products. Of the purchase price of $32.8 million, we paid $11.0 million in cash and issued 3.48 million of our common shares.

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

     In January 2002, we acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.), for a consideration of approximately $12.0 million. TCL Corporation, an enterprise established in China, is the parent company of the TCL Group of companies. TCL Corporation changed from a limited liability company to a company limited by shares in April 2002. In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at RMB 4.26 (equivalent to $0.52) per A-share. The Company’s interest in TCL Corporation has since been diluted to 3.69% and represents 95.52 million promoter’s shares of TCL Corporation after its initial public offering. Pursuant to Article 147 of the Company Law of China, the Company is restricted from transferring its promoter’s shares within three years from the establishment date. The Company is, however, entitled to receive dividends and other rights similar to holders of A-shares. As these promoter’s shares have a restriction on their sale prior to April 2005, the Company hired an independent valuer to determine the fair value of these shares as of December 31, 2004 and recognized an unrealized gain of $6.55 million, which has been recorded as a separate component of accumulated other comprehensive income, based on the Company’s cost of $11.97 million and an estimated fair value of $20.70 million.

     In January 2002, we entered into a transaction which resulted in the listing of a company holding J.I.C. Group’s business on the Hong Kong Stock Exchange. To effect the transaction, we entered into an agreement with the liquidators of Albatronics, whose shares had been listed on the Hong Kong Stock Exchange and which was placed into voluntary liquidation in August 1999. Under the agreement, we agreed to transfer the J.I.C. Group into J.I.C. Technology Company Limited, a new company, for a controlling interest in J.I.C. Technology Company Limited. Albatronics’ listing status on the Hong Kong Stock Exchange was withdrawn and J.I.C. Technology Company Limited was listed on the Hong Kong Stock Exchange free from the liabilities of Albatronics. This arrangement was more cost effective than using an initial public offering. For our contribution to J.I.C. Technology Company Limited, we received a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock, respectively, of companies organized under United States law and which upon their full conversion, could result in us, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of J.I.C. Technology Company Limited. On June 4, 2002, the reverse merger was completed and all the shares of Albatronics were transferred to the liquidators for a nominal consideration. The preference shares are non-redeemable, non-voting shares that rank pari passu with ordinary shares of J.I.C. Technology Company Limited on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including Nam Tai) may convert them if such conversion would result in the minimum public float of 25% (required under the Hong Kong Stock Exchange Listing Rules) not being met. In August 2002, we acquired an additional 7,984,000 ordinary shares of J.I.C. Technology Company Limited for a cash consideration of $437,000. During the period from June to November 2003, we disposed of a total of 42,600,000 ordinary shares for cash consideration of $4.0 million. In November 2003, we converted 175,100,000 preference shares into 170,000,000 ordinary shares of J.I.C. Technology Company Limited.

     During the period from November to December 2004, we further disposed of a total of 128,000,000 ordinary shares of J.I.C. Technology Company Limited for cash consideration of $12.95 million. The disposal resulted in a net gain on partial disposal of a subsidiary of $6.25 million and the release of unamortized goodwill of $3.52 million. During the same period, we converted all 423,320,000 preference shares into 410,990,290 ordinary shares. As of December 31, 2004, we held 546,890,978 ordinary shares of J.I.C. Technology Company Limited, equivalent to 71.63% of issued ordinary shares.

     In January 2003, we invested $10.0 million for a 25% equity interest in Alpha Star Investments Ltd., the ultimate holding company of JCT Wireless Technology Limited, or JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software and is using us to manufacture wireless communication terminals and their related modules. As of December 31, 2004, we recognized net sales of $34.2 million to JCT for the year. However, in September 2004, we made an impairment to write down our $10.0 million investment in Alpha Star to a fair value of approximately $3.0 million. As of December 31, 2004, another analysis had been conducted by an independent valuer, who determined that no further impairment to value was required.

     In January 2003, we disposed of 20% of our equity interest in Namtek Software Development Company Limited to a company that is owned by the management of Namtek Software Development Company Limited for a cash consideration of $160,000. As of the date of disposal, Namtek Software Development Company Limited was fair valued at $3.3 million.

     On January 23, 2003, the listing of our shares was transferred to the NYSE from the NASDAQ National Market with symbol of “NTE”. On June 30, 2003, we implemented a three-for-one stock split with both the stock size and market price to be divided by three. As of December 31, 2004, there were 42,664,536 common shares outstanding.

     In June 2003, one of our subsidiaries, J.I.C. Technology Company Limited, disposed of its transformers operation to a third party for a cash consideration of $2.4 million. The gain from disposal of this discontinued operation amounted to $2.0 million, net of $0.1 million shared by minority interest.

     In August 2003, we set up our first subsidiary, Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited in Macao as our PRC headquarters. Macao, like Hong Kong, is a special administrative region of the China and has recently introduced an incentive program to attract investment to Macao. In March and November 2004, we further established Zastron (Macao Commercial Offshore) Company Limited and J.I.C. (Macao Commercial Offshore) Company Limited in Macao, respectively.

     In November 2003, our common shares were listed in the Regulated Unofficial Market (Freiverkehr) on the Frankfurt Stock Exchange, in Germany. The stocks are being traded on Xetra, the Deutsche Borse AG electronic trading system under the stock symbol “884852”.

     In December 2003, we placed approximately $5.3 million into an escrow account for an investment in Stepmind. The investment was to occur in two phases. For the first phase, approximately $2.64 million, representing 7.66% of the equity interest in Stepmind, was released to Stepmind in January 2004. The second phase amounting to approximately $2.65 million was released to Stepmind in August 2004 subject to fulfillment of certain conditions. In August 2004, we disposed of our entire interest in Stepmind to one of the shareholders of Stepmind at the original subscription price for those shares.

     In April 2004, we increased our shareholding in TCL Mobile from approximately 3% to 9% through the acquisition of Jasper Ace Limited, or Jasper Ace, which directly holds a 9% equity interest in TCL Mobile, for a consideration of approximately $102.2 million. The consideration was satisfied by the exchange of our 72.2% equity interest in Mate Fair, plus cash of $25 million in cash, and the issuance of 1,416,764 new Nam Tai shares and resulted in a net investment cost of $79.5 million. In July 2004, Nam Tai transferred all its shares in TCL Mobile to TCL Communication Technology Holdings Limited, or TCL Communication, in exchange for 90 shares of TCL Communication. In August 2004, we further subscribed for 254,474,910 shares in TCL Communication at a consideration of approximately $16 million. The consideration was satisfied by the dividend receivable from TCL Communication. Together with the 90 shares it received in July 2004, Nam Tai in total holds 254,475,000 shares in TCL Communication, representing 9% of the shareholding of TCL Communication. In September 2004, shares of TCL Communication were listed on the Hong Kong Stock Exchange by way of introduction. There were no new shares issued or sold in connection with the listing, and therefore no dilution to Nam Tai’s original stake in TCL Communication. As of December 31, 2004, we still hold 254,475,000 shares, representing 9% of the total issued shares of TCL Communication.

     As of December 31, 2004, the Company’s investment in TCL Communication was stated at fair value based on the traded market price of TCL Communication’s shares. The Company recognized an unrealized loss of $58.3 million in its consolidated statements of income based on the Company’s cost of $79.5 million and a fair value of $21.2 million.

     In April 2004, shares of Nam Tai Electronic & Electrical Products Limited, or NTEEP, a wholly owned subsidiary of the Company, were listed on the Hong Kong Stock Exchange. Since all of the shares of NTEEP involved in the initial public offering, or IPO, were existing shares of NTEEP owned by Nam Tai, all of the proceeds raised in the IPO went to Nam Tai instead of NTEEP. The offer price of NTEEP’s share was $0.497, which resulted in net proceeds of approximately $92.8 million and a gain of approximately $71.1 million to the Company. As of December 31, 2004, we held 600,000,000 shares of NTEEP, representing 75% of the total issued shares of NTEEP.

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

Capital Expenditures

     Our principal capital expenditures and divestitures over the last three years include the following:

	2002	2003	2004
Property, plant and equipment (net)	$18,485,000	17,053,000	38,611,000

Our major capital expenditure in 2004 included:

•	$13.8 million for new factory expansion;

•	$7.7 million for the expansion of an LCD factory (which included 5.8 million paid as a deposit for fixed assets);

•	$0.7 million for the expansion of our high-resolution color LCD module production capacity;

•	$14.5 million for machineries used mainly for FPC sub-assemblies;

•	$5.6 million for other capital equipment; and

•	$2.1 million for construction work in relation to the electricity supply for Nam Tai Electronic (Shenzhen) Co., Ltd.

Our major capital expenditures in 2003 included:

•	$6.0 million for machinery for manufacturing RF modules;

•	$1.2 million for new factory expansion;

•	$0.4 million for machinery on FPC sub-assemblies;

•	$1.7 million for expansion of our high-resolution color LCD module production capacity;

•	$6.7 million for other capital equipment; and

•	$1.1 million for construction of a new trade union building for the use of our workers in China.

Our major capital expenditures in 2002 included:

•	$12.3 million for a new STN LCD panel production line; and

•	$4.0 million for completion of the new factory expansion.

     In order to expand production capacity, we have built a new factory consisting of approximately 265,000 square feet adjacent to our principal manufacturing facilities in Shenzhen, China. The construction was completed in December 2004 and we expect full operations to commence in April 2005. As of December 31, 2004, we had spent $15.0 million to cover the cost of construction, fixtures and equipment for the new factory. The financing for these improvements to our manufacturing facilities were obtained from internal resources. In October 2004, our existing production facility for the LCD panels segment also relocated to new factory premises which are approximately 670,000 square feet and twice the size of the former factory premises. This new factory provides room for the future expansion of production capacity. As of December 31, 2004, we had spent $7.7 million for this relocation and financed this amount with a combination of internal resources and bank financing.

Other capital expenditures we have planned for 2005 include:

•	$ 8.0 million for land purchase;

•	$16.5 million for new factory expansion;

•	$14.0 million for machinery; and

•	$4.5 million for other equipment.

     Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant amount of additional acquisition or strategic investment opportunities, which we regularly explore.

Business Overview

     We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headset accessory for use with cellular phones.

     We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products or electronic sub-assemblies and post-assembly testing. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenue. We also provide original design manufacturing, or ODM, services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.

     We were founded in 1975 as an electronic products trading company based in Hong Kong and shifted our focus to manufacturing of electronic products in 1978. We moved our manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates, subsequently relocating to Shenzhen, China in order to capitalize on opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. Our principal manufacturing and design operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Some of our subsidiaries’ offices are located in Hong Kong and Macao, which provides us access to Hong Kong’s and Macao’s infrastructure of communication and banking and facilitates management of our China operations. One of our subsidiaries also has an office in Japan.

Our Customers

     Historically, we have had substantial recurring sales from existing customers. About 89.4% of our 2004 net sales came from customers that also used our services in 2003. While we seek to diversify our customer base, a small number of customers currently generate a significant portion of our sales. Sales to our 10 largest customers accounted for 84.8%, 84.9% and 82.5% of our net sales during the years ended December 31, 2002, 2003 and 2004, respectively. Sales to customers accounting for 10% or more of our net sales in the year ended December 31, 2002, 2003 or 2004 were as follows:

		Year ended
		December 31,
	2002	2003	2004
Epson Precision (HK) Ltd.	32.2%	24.8%	14.1%
Sony Ericsson Mobile Communications AB	16.9%	11.3%	*
Texas Instruments Incorporated	11.1%	*	*
Toshiba Matsushita Display Technology Co. Ltd	*	10.6%	*
Motorola Inc.	*	*	10.2%
Sharp Corporation	*	*	13.5%
Wuxi Sharp Electronic Components Co., Ltd.	*	*	10.1%

* Less than 10% of our total net sales.

     Our largest OEM customers based on net sales during 2004 include the following (listed alphabetically):

Customer	Products
Advance Watch Co. (Far East) Ltd.	LCD panels for watches
Appeal Telecom Co., Ltd.	CMOS sensor modules
Canon Electronic Business Machines (H.K.) Co. Ltd.	Electronic dictionaries, calculators, PDAs and dictionaries, LCD panel sub-assemblies for copy machines and software development
Epson Precision (H.K.) Ltd.	LCD modules for cellular phones and FPC sub-assemblies
Goyo Paper Working Co., Ltd.	Game front light panel and back light panel assembly
JCT Wireless Technology Ltd.	RF modules and cellular phones in semi-knocked down, or SKD, form
Kanda Tsushin Kogyo Co Ltd. (affiliate of Fujitsu)	Assemblies for cordless phones
Motorola Inc.	CMOS sensor modules
Nanox Ltd.	LCD panels for cordless phones and household appliances
National Electronic & Watch Company Ltd.	LCD panels
Optrex Corporation	Assemblies for LCD modules
Polar Group	LCD panels
Seiko Instruments Inc.	Electronic dictionaries and PDAs, software development
Sharp Corporation	FPC sub-assemblies, calculators, PDAs and dictionaries
Sony Computer Entertainment Europe Ltd.	Home entertainment products
Sony Corporation	Electronic dictionaries and software development
Sony Ericsson Mobile Communications AB	Mobile phone digital camera accessories, BluetoothTM wireless headset accessory
Stanley Electric (Asia Pacific) Ltd.	LCD panels for car audio devices
Texas Instruments Incorporated	Calculators
Toshiba Matsushita Display Technology Co. Ltd.	LCD modules for cellular phones
Uniden HK Ltd.	LCD panels
Wuxi Sharp Electronic Components Co. Ltd.	Telecom printed circuit board, or PCB, modules and FPC sub-assemblies

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

Our Products

     During 2003, our operations are generally organized in two segments, Consumer Electronics Products, or CEP, and LCD panels and transformers, or LPT. The activities of our LPT segment relate primarily to our J.I.C. subsidiary that we acquired in October 2000. In 2004, our operations were re-organized into three reportable segments consisting of consumer electronics and communication products, or CECP, telecommunication components assembly, or TCA and LCD panels, or LCDP. In 2003, CECP and TCA were classified as a single reportable segment as CEP while LCDP also comprised the transformers operations and collectively referred to as LPT as a result of the disposal of transformer business in 2003.

     The dollar amount (in thousands) and percentage of our net sales by business segment and product category for the years ended December 31, 2002, 2003 and 2004 were as follows:

			Year ended December 31,
	2002		2003		2004
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Consumer Electronics and Communication Products	$94,032	40%	$128,778	32%	$163,584	31%
Telecom, Components Assembly:
Telecom, components assembly(1)	103,800	44	232,163	57	316,695	59
Software development services	2,923	1	4,041	1	4,872	1
LCD Panels and Transformers
LCD panels	23,937	10	35,040	9	48,710	9
Transformers(2)	11,324	5	6,284	1	—	—
Total	$236,016	100%	$406,306	100%	$533,861	100%

(1)	Included in telecom, components assembly are our sales from our manufacture of rechargeable battery packs through a joint venture we had with Toshiba Battery Co., Ltd. We sold our interest in the joint venture to a Toshiba-related company and ceased manufacturing rechargeable battery packs as of April 30, 2002. Accordingly, revenue from sales of battery packs was not included after that date.

(2)	We sold our transformers operation to a third party in June 2003.

Please refer to Note 19 “Segment Information” of the Consolidated Financial Statements and Item 8 Financial Information — Export Sales which sets forth the information of net sales to customers by geographic area.

Consumer Electronic and Communication Products, or CECP

     The consumer electronic and communication products we manufacture are primarily finished products and include:

•	A BluetoothTM wireless headset accessory for cellular phones, which we began manufacturing in March 2004.

•	CMOS sensor modules, which we began manufacturing in June 2003, for integration into various image-capturing devices such as digital cameras for cellular phones and home entertainment products.

•	Digital camera accessories for use with cellular phones and home entertainment products.

•	Electronic calculators that include basic function calculators, desktop display style, scientific and advanced graphic calculators.

•	Digital management devices that include PDAs and electronic personal organizers.

•	Linguistic products, including electronic dictionaries, spell checkers and language translators.

Telecommunication Component Assembly, or TCA

          Telecommunications Components Assembly

     We manufacture the following sub-assemblies and components:

•	Color and monochrome LCD modules to display information as part of telecommunication products such as cellular phones and telephone systems, appliances and office automation products, such as copiers and facsimile machines. Our LCD modules could be manufactured for use in most other hand-held consumer electronic devices, such as electronic games and digital cameras.

•	RF modules, which we began manufacturing in December 2002, for integration into cellular phones. These modules could be manufactured for use in most other hand-held consumer electronic products, such as PDAs, laptop computers and other products with wireless connectivity.

•	Cellular phones in SKD form.

•	FPC sub-assemblies which we began manufacturing in March 2003 for integration into various LCD modules.

•	Front light panels for handheld video game devices.

•	Back light panels for handheld video game devices, which we began manufacturing in August 2004.

•	1.9 and 2.4 GHz high frequency cordless telephones, home feature phones, family radio systems and transceivers.

Software Development Services

     We offer software development services principally for the electronic dictionary products for major Japanese customers. In addition, we focus on research and development for car navigation products which we aim to results in providing license and/or manufacturing services to the OEM customers.

LCD Panels, or LCDP

     With the acquisition of the J.I.C. Group in October 2000, we began producing LCD panels.

     LCD panels are found in numerous applications in electronics products, such as watches, clocks, calculators, pocket games, PDAs and mobile and cordless telephones. We are a customized LCD panel manufacturer, and we develop each product from design concept all the way to a high quality mass producible product.

Our Manufacturing and Assembly Capabilities

     We utilize the following production techniques:

•	Chip on Film, or COF, is an assembly method for bonding integrated circuit chips and other components onto a flexible printed circuit. This process allows for greater compression of the size of a product when assembled enabling the production and miniaturization of small form factor devices like cellular phones, PDAs, digital cameras and notebook PCs. As of December 31, 2004, we had 14 COF machines. These machines connect the bump of large scale integrated, or LSI, driver onto FPC pattern with anisotropic conductive film, or ACF, and mount chip resister cap components to FPC through surface mount technology, or SMT, is available. These COF machines have the ability to pitch fine to 38 micrometers and a total production capacity of up to 4,000,000 chips per month.

•	Chip On Glass, or COG, is a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. As of December 31, 2004, we had 21 COG lines in our principal manufacturing facilities. These machines provide an LCD of dimension of up to 200 millimeters (length) x 150 (width) x 2.2 (height), a process time per chip of five seconds, a pin pitch fine to 38 micrometers and a total production capacity of up to 4,000,000 chips per month. During 2004, our subsidiary, Jetup Electronic (Shenzhen) Co. Ltd., or Jetup, also started manufacturing COG LCD modules. As of December 31, 2004, Jetup had five COG lines and is capable of bonding 1,000,000 pieces of COG LCD modules a month. They are able to bond LCD panels up to sizes of 100 millimeters x 100 millimeters x 2.2 millimeters thick, with an accuracy of five microns’ tolerence, in a cycle time of 12-15 seconds per piece.

•	Chip On Board, or COB, is a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. We use COB in the assembly of consumer products such as calculators, personal organizers and linguistic products. As of December 31, 2004, we had 52 COB machines. These machines are fully automatic bonding machines and use ultrasonic mounting technology. The bonding time, pressure, power and each wire loop are under machine programmable control. These machines provide a high speed chip mounting time of per 2 millimeters wire per 0.25 second, a bond pad fine to 75 micrometers and a total production capacity of up to 3,000,000 chips per month.

•	Outer Lead Bonding, or OLB, is an advanced technology used to connect PCBs and large-scale integrated circuits with a large number of connectors. We use this technology to manufacture complex miniaturized products, such as high-memory PDAs. As of December 31, 2004, we had three OLB machines. The machines include multi-pinned tape carrier packaged large scale integrated circuit, or TCP LSIC, bonding which is up to 280 pins, which also provide ultra thin assembly with module thickness to around one millimeter and high accuracy bonding with pin pitch to 100 micrometers. The total production capacity is 12,000 units per month.

•	Tape Automated Bonding with Anisotropic Conductive Film, or TAB with ACF, is an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. As of December 31, 2004, we had 35 systems of TAB with ACF machines. The machines provide process time of 24 to 25 seconds per component, a pin pitch fine to 200 micrometers and a total production capacity of up to 3,660,000 components per month. During 2004, Jetup also started manufacturing TAB LCD modules. As of December 31, 2004, Jetup had two TAB lines and is capable of bonding 250,000 pieces of TAB LCD modules a month. They are able to bond LCD panels up to sizes of 120 millimeters x 120 millimeters x 2.2 millimeters thick, with an accuracy of 10 microns’ tolerence in a cycle time of 20-25 seconds per piece.

•	Fine Pitch Heat Seal Technology, or FPHS technology, allows us to connect LCD displays to PCBs produced by COB and outer lead bonding that enables very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs. As of December 31, 2004, we had eight machines utilizing FPHS technology. The machines provide a pin pitch fine to 260 micrometers and a total production capacity of up to 268,000 units per month.

•	Surface Mount Technology, or SMT, is a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as electronic linguistic devices. As of December 31, 2004, we had 29 SMT productions lines. The production time per chip ranges from 0.072 second per chip to 0.8 second per chip and high precision ranging from +/-0.05 millimeter to +/-0.1 millimeter. The components size ranges from 0.6 millimeter (length) x 0.3 millimeter (width) to 55 millimeters (length) x 55 millimeters (width). Ball grid array, or BGA, ball pitch is 0.5 millimeter and ball diameter is 0.2 millimeter. The total production capacity is 670,000,000 resistor capacitor chips per month.

•	Twisted Nematic LCDs, or TN type LCD, is the most conventional and economical and is suitable for low information content display systems such as those found in calculators, watches, car audio, car clusters and other medical instruments. As of December 31, 2004, J.I.C. had two TN LCD lines capable of total capacity of about 100,000 pairs of glass panels (each sheet of glass of 360 millimeters x 400 millimeters size) per month.

•	Super-Twisted Nematic LCDs, or STN, type LCDs capable of providing higher information content display systems are found in applications such as cordless phones, mobile phones, MP3 players, pocket games and PDAs. J.I.C. started producing STN LCDs in 2002 and, as of December 31 2004, was equiped with a automated line capable of capacity 50,000 pairs of glass (each sheet of glass of 360 millimeters x 400 millimeters size) panels per month.

     As of December 31, 2004, we had four clean rooms at our principal manufacturing facilities, which housed COF and COG capabilities for LCD module and front light or back light panel manufacturing. We also have five clean rooms at another of our factories, which are used to manufacture LCD panels. Of our nine clean rooms as of December 31, 2004, six were class ten thousand, three were class thousand.

Quality Control

     We maintain strict quality control programs for our products, including the use of total quality management, systems and advanced testing and calibration equipment. Our quality control personnel test the quality of incoming raw materials and components. During the production stage, our quality control personnel also test the quality of work-in-progress at several points in the production process. Finally, after the assembly stage, we conduct testing of finished products. In addition, we provide office space at our principal manufacturing facilities for representatives of our major customers to permit them to monitor production of their products and we provide them with direct access to our manufacturing personnel.

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

     We started the implementation of the Six Sigma approach in 2004 and our principal manufacturing facilities have been recognized by the China Association for Quality of the Chinese Government as a “National Advanced Enterprise for the Promotion of Six Sigma”. Six Sigma is an internationally recognized approach that uses facts and data to develop better solutions, thereby reducing defects and production times, and improving customer satisfaction. This approach allows the Company to lower its costs due to the minimization of manufacturing defects. This results in improved profit margins and higher competitiveness.

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

     The major component parts we purchase include the following:

•	off-the-shelf and custom integrated circuits or “chips”, most of which we purchase presently from Toshiba Corporation, Sharp Corporation and certain of their affiliates;

•	LCD panels, which are available from many manufacturers. In 2004, we purchased LCD panels from Epson Hong Kong Ltd., Toshiba Matsushita Display Technology Co. Ltd., Optrex Corporation and Sharp Corporation for LCD panels and in the future we may produce some LCD supplies internally;

•	CMOS sensors, which we purchase mainly from Omnivision Technologies Inc.;

•	solar cells and batteries, which are standard “off-the-shelf” items that we generally purchase in Hong Kong from agents of Japanese manufacturers; and

•	various mechanical components such as plastic parts, rubber keypads, PCBs, indium tin oxide, or ITO, glass used in the production of LCD panels, and packaging materials from various local suppliers in China.

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

     The principal raw materials used by the Company are large scale integrated, or LSI, circuits (CMOS), semiconductors, LCD panels and batteries. At times, the pricing and availability of these raw materials can be volatile, due to numerous factors beyond the Company’s control, including general economic conditions, currency exchange rates, industry cycles, production levels or a supplier’s tight supply. In the past, we have asked our customers to share in the increased costs of raw materials where such increased costs would adversely affect the Company’s business, results of operations and financial condition. Our customers have generally agreed when so requested in the past. We cannot assure you, however, that our customers will agree to share costs in the future and that our business, results of operations and financial condition would not be adversely affected by increased volatility of raw materials.

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

     The production period usually lasts approximately six to twelve months. In some cases, our OEM customer handles all product design and development and engages us only at the point of initial production. Typically, more advanced products have shorter production runs. If total production quantities change, the OEM customer often provides only limited notice before discontinuing orders for a product. At any point in time we may be in different stages of the development and production periods for the various models under development or in production for our OEM customers.

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

     We did not suffer a material loss resulting from the cancellation of OEM customer orders in 2001 to 2004. In 2001, we wrote down our inventory for $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders. However, subsequently we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, and the gain of $2.0 million was recorded in cost of sales during 2002.

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

     The EMS services we provide are available from many independent sources as well as from current and potential customers with in-house manufacturing capabilities. Our EMS competitors include Celestica, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation. Our principal competitors in the manufacture of our traditional product lines of calculators, personal organizers and linguistic products include Kinpo Electronics, Inc. and Inventec Co. Ltd. Our competitors in the manufacturing of image capturing devices and their modules include Lite-On Technology Corporation, The Primax Group and Logitech International S.A. Our principal competitors in the manufacture of mobile phone accessories include Elcoteq Network Corp. Our competitors in the manufacturing of RF modules include Wavecom and WKK International (Holdings) Ltd. Our competitors in the manufacturing of LCD panels include Truly International Holdings Ltd. and Varitronix International Ltd. We have numerous competitors in the telecommunication, sub-assemblies and components product lines, including Philips, Samsung and Varitronix International Ltd. Our competitors in our FPC sub-assemblies business include Solectron Corporation.

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

Organizational Structure

     We are a holding company for Nam Tai Group Management Limited, Nam Tai Electronic & Electrical Products Limited, Zastron Precision-Tech Limited, Namtek Software Development Company Limited and J.I.C. Technology Company Limited and their subsidiaries. The chart below illustrates the organizational structure of the Company and our principal operating subsidiaries as of December 31, 2004.

     Our significant operating entities are described below:

Nam Tai Group Management Limited

     Nam Tai Group Management Limited was established on March 9, 2001 in Hong Kong and provides management services to other group companies.

Nam Tai Electronic & Electrical Products Limited

     Nam Tai Electronic & Electrical Products Limited, or NTEEP, was incorporated in June 2003 in the Cayman Islands, and is the holding company for Namtai Electronic (Shenzhen) Co., Ltd. and Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited. Its shares were listed on the Hong Kong Stock Exchange on 28 April 2004 and we hold 75% of the issued ordinary shares of NTEEP.

Namtai Electronic (Shenzhen) Co., Ltd.

     Namtai Electronic (Shenzhen) Co., Ltd. was established as Baoan (Nam Tai) Electronic Co. Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the relevant laws of China. The equity of Baoan (Nam Tai) Electronic Co. Ltd. was 70% owned by Nam Tai Electronic & Electrical Products Limited and 30% owned by a Chinese company. In 1992, the Chinese company transferred all of its equity interest in the contractual joint venture to Nam Tai Electronic & Electrical Products Limited, a Hong Kong subsidiary of Nam Tai, which name was subsequently changed to Nam Tai Trading Company Limited, and the company changed its name to Namtai Electronic (Shenzhen) Co., Ltd. It is the principal operating arm of NTEEP.

Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited

     Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited was established in August 2003 in Macao, China. In March 2004, the equity interest of Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited was transferred from the Company to NTEEP and became its wholly owned subsidiary. Its principal business is the provision of management and sales co-ordination and marketing services to other companies within the NTEEP group.

Zastron Precision-Tech Limited

     Zastron Precision-Tech Limited, or Zastron, was incorporated in June 2003 in the Cayman Islands, and is the holding company for Zastron Electronic (Shenzhen) Co., Ltd. and Zastron (Macao Commercial Offshore) Company Limited.

Zastron Electronic (Shenzhen) Co. Ltd.

     Zastron Electronic (Shenzhen) Co. Ltd. was organized as Zastron Plastic & Metal Products (Shenzhen) Ltd. in March 1992 as a limited liability company pursuant to the relevant laws of China. Zastron Plastic & Metal Products (Shenzhen) Ltd. was engaged in the production of metallic parts and PVC plastic products, much of which is used in the products manufactured in our principal manufacturing facilities. In August 2002, Zastron Plastic & Metal Products (Shenzhen) Ltd. changed its name to Zastron Electronic (Shenzhen) Co. Ltd. and expanded the nature of its business to include manufacturing of telecommunication products, LCD modules, TFT LCD modules and others. It also became one of our principal manufacturing arms. Zastron Electronic (Shenzhen) Co. Ltd. is currently a wholly-owned subsidiary of Zastron.

Zastron (Macao Commercial Offshore) Company Limited

     Zastron (Macao Commercial Offshore) Company Limited was established in March 2004 in Macao, China and is a wholly owned subsidiary of Zastron. Its principal business is the provision of management, sales co-ordination and marketing services to other companies within the Zastron group.

J.I.C. Technology Company Limited

     J.I.C. Technology Company Limited, or J.I.C., was formed in the Cayman Islands in January 2002 in connection with a reverse merger with Albatronics, of which we owned slightly more than 50% of the outstanding capital stock. J.I.C. was listed on the Hong Kong Stock Exchange in June 2002. We currently hold 71.63% of the issued ordinary shares of J.I.C.

Jetup Electronic (Shenzhen) Co., Ltd.

     Jetup Electronic was incorporated in 1993 in China and handles the manufacturing and processing works of LCD panels through its factory plants in Baoan County, Shenzhen.

J.I.C. (Macao Commercial Offshore) Company Limited

     J.I.C. (Macao Commercial Offshore) Company Limited was incorporated in November 2004 in Macao, China and is a wholly-owned subsidiary of J.I.C. Technology Company Limited. Its principal business is the provision of management, sales co-ordination and marketing services to other companies with the J.I.C. Group.

Namtek Software Development Company Limited

     Namtek Software Development Company Limited was incorporated in May 2002 in the Cayman Islands and was established as the holding company for Shenzhen Namtek Co., Ltd. and Namtek Japan Company Limited.

Shenzhen Namtek Co., Ltd.

     Shenzhen Namtek Co., Ltd. was organized in December 1995 as a limited liability company pursuant to the relevant laws of China. Shenzhen Namtek Co., Ltd. commenced operations in early 1996 developing and commercializing software for the consumer electronics industry, particularly for our customers and for products we manufacture or we will manufacture in the future. At December 31, 2004, Shenzhen Namtek Co., Ltd employed approximately 93 software engineers and provides the facilities and expertise to assist in new product development and research, enabling us to offer our customers program design for microprocessors, enhanced software design and development services, and strengthening our ODM capabilities.

Namtek Japan Company Limited

     Namtek Japan Company Limited was incorporated in June 2003 in Tokyo, Japan and is the sales and marketing arm of software business of Namtek Group in Japan.

Property, Plant and Equipment

     Our registered office in the British Virgin Islands is located at McNamara Chambers, P.O. Box 3342, Road Town, Tortola. Our principal executive office in the British Virgin Islands is located at 116 Main Street, 3rd Floor, Road Town, Tortola. Corporate administrative matters are conducted at this office through our registered agent, McNamara Corporate Services Limited. We do not own any property in the British Virgin Islands. The table below lists the locations, square footage, principal use and lease expiration dates of the facilities used in our principal operations.

			Owned or lease
Location	Square Footage	Principal Use	expiration date(1)
Hong Kong	24,200	Offices	Owned(2)
Macao	1,875	Offices	2005
Macao (for J.I.C. Macao)	964	Offices	2006
British Virgin Islands	300	Offices	2005
Principal Manufacturing Facilities	557,835	Manufacturing	2043/2049 (3)
Shenzhen, China	87,462	Offices	2043/2049 (3)
	189,952	Dormitories	2043/2049 (3)
	26,939	Cafeteria	2043
	33,826	Recreational	2049
Other facilities
Other facilities Shenzhen, China	383,547	Manufacturing LCD panels	2012
	32,005	Offices	2012
	221,666	Dormitories	2012
	22,259	Cafeteria	2012
	14,548	Recreational	2012

Shekou, Shenzhen, China	12,374	Software development	2005
Tokyo, Japan	904	Software development	2005

(1)	Only the Chinese government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the Chinese government that gives us the right to use the land for 50 years. Based on our understanding of the practice as it exists today, at the expiration of the land lease we may be given the right to renew the lease. However, at the end of the lease term, all improvements we have made will revert to the government. For our other facilities, we have entered into factory building lease agreements with peasant collectives or other companies for 10 years or less.

(2)	Although we own the office space, the land on which the building is located is subject to a 75-year lease with the government that expires in 2055, with a right to renew for 75 more years.

(3)	Our principal manufacturing facilites occupy two pieces of land with 50-year leases which we acquired in 1993 and 1999, respectively.

     In order to expand our production capacity, we have built a new factory consisting of approximately 265,000 square feet adjacent to our principal manufacturing facilities in Shenzhen, China. The construction completed in December 2004. We expect full operations can commence in April 2005. As of December 31, 2004, we had spent $15.0 million to cover the cost of construction and fixtures and equipment for the new factory. The financing of these improvements to our manufacturing facilities were obtained from internal resources.

     In October 2004, our existing production facility for the LCD panels segment also relocated to new factory premises which are approximately 670,000 square feet and twice the size of the former factory premises. This new factory provides room for future expansion of production capacity. As of December 31, 2004, we had spent $7.7 million for this relocation and financed this amount with a combination of internal resources and bank financing.

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

     As of December 31, 2004, we own one residential flat in Hong Kong purchased for total consideration of $1,108,000. This property is occupied by one member of senior management and forms a part of his compensation.

     Until 1996, we owned approximately ten acres of land in Hong Kong carried on our books at a cost of approximately $523,000. Between 1997 and 2004, we sold approximately 7.7 acres of land for net proceeds of $7.28 million; realizing a gain of $7.03 million. We plan to sell the remaining land and, pending the sale, to continue to carry the land at a cost of approximately $134,000.

Macao

     In August 2003, we established our PRC headquarters in Macao, China and set up Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited in Macao, China. Macao, like Hong Kong, is a special administrative region of China and has recently introduced an incentive program to attract investments to Macao. In March and November 2004, we further established Zastron (Macao Commercial Offshore) Company Limited and J.I.C.(Macao Commercial Offshore) Company Limited in Macao, China, respectively. We currently lease three offices and all of them under two-year leases expiring in July 2005 and December 2006, respectively. The monthly rental cost is approximately $905 per office.

Shenzhen, China

Principal Manufacturing Facilities

     Our principal manufacturing facilities are located in Baoan County, Shenzhen, China. In December 1993, we acquired a 50-year lease for the first piece of land for approximately $2.45 million. The first phase facility consisted of 160,000 square feet of manufacturing space, 39,000 square feet of offices, 212,000 square feet of new dormitories, 26,000 square feet of full service cafeteria, recreation facilities and a swimming pool. The total cost of this addition to our complex, excluding land, was approximately $21.8 million. In November 2000, we began construction of another addition to our factory complex. We completed construction in October 2002, adding a new five-story factory with 138,000 square feet of production facilities, including one floor for assembling, one floor of office space, one floor for warehouse use and two floors of class thousand clean room facilities. Prior to this addition, we had only one floor of class ten thousand clean room facilities at our factory complex. As of December 31, 2002, we had spent $9.1 million to complete the construction of the new facility. With this new addition, we had approximately 626,000 square feet of manufacturing space at our manufacturing facilities as of December 31, 2002, with only minimal additions in 2003.

     In July 1999, we purchased another vacant lot of approximately 280,000 square feet (approximately 6.5 acres) bordering our current manufacturing complex located in Shenzhen, China at a cost of approximately $1.2 million. We have built another factory consisting of approximately 265,000 square feet of space. Construction started in September 2003 and completed in December 2004. We expect full operation can commence in April 2005. With this new addition, our principal manufacturing facilities now consists of 557,835 square feet of manufacturing space, 87,462 square feet of offices, 189,952 square feet of dormitories and 60,765 square feet of cafeteria space and a full services recreational building. As of December 31, 2004, we had spent $15.0 million to cover the cost of construction and fixtures and equipment for the new factory. The financing for these improvements to our manufacturing facilities was obtained from internal resources.

LCD Factory

     In October 2003, Jetup Electronic (Shenzhen) Co., Ltd. entered into a tenancy agreement for new factory premises, which is also located in Baoan County, Shenzhen, China, and relocated to the new factory premises in October 2004. The new factory premises are about twice the size of the former factory premises and consist of 383,547 square feet of manufacturing space, 32,005 square feet of offices, 221,666 square feet of dormitories, and 36,807 square feets of cafeteria and recreational spaces. This new factory provides room for the future expansion of production capacity. As of December 31, 2004, we had spent $7.7 million for this relocation and financed this amount with a combination of internal resources and bank financing.

Software Development

     We currently lease two offices in which we conduct software development. Our Shekou, Shenzhen, China office is approximately 12,374 square feet, which we lease under two one-year leases expiring in July 2005. The monthly rental is approximately $7,667. In July 2003, we opened an office in Tokyo, Japan to further expand our sales and marketing team in Japan for our software development business. The Tokyo office has approximately 904 square feet, which we lease under a two-year lease expiring in June 2005. The monthly rental for the Tokyo office is approximately $1,975. See Item 3. Key Information — “Risk Factors.” — “Risks Related to Our Operations in China, Hong Kong, Macao and Japan.”

Item 5. Operating and Financial Review and Prospects

     Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “expect”, “anticipate”, “believe”, “seek”, “estimate”, “intends”, “should”, or “may”. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3. Key Information — “Risk Factors.” This section should be read in conjunction with our Consolidated Financial Statements included as Item 18 of this Report.

Operating Results

Overview

     We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, PDAs, electronic dictionaries, calculators, and digital camera accessories and BluetoothTM wireless headset accessory for use with cellular phones.

     We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products, or electronic sub-assemblies and post-assembly testing. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenue. We also provide ODM services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.

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

     Our production is typically based on purchase orders received from OEM customers. However, for certain customers, we will occasionally purchase raw materials based on such customers’ rolling forecasts. Purchase orders are often supported by letters of credit or written confirmation from our OEM customers. We generally do not obtain firm, long-term commitments from our customers. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers make it difficult for us to accurately predict our revenue over the longer term. Even in those cases where customers are contractually obligated to purchase products from us or to repurchase unused inventory from us, we may elect not to immediately enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.

Gross Margins

     Complex products generally have relatively high material costs as a percentage of total unit costs and accordingly our strategic shift to produce more of such products has historically been a factor that has adversely affected our gross margins. This is the primary reason for the decline in our gross margins between 1999 and 2001. During this period, we diversified our product mix from predominantly low complexity electronic products, including calculators and electronic dictionaries, to include more complex components and sub-assemblies, like LCD modules and RF modules. We believe our gross margin improved in 2002 and 2003 as a result of the experience we acquired in manufacturing these more complex products as we changed our strategic focus. Despite the lower gross margin on more complex products, we believe that the opportunity for growth in the demand for these complex products justifies the shift in our strategic focus. Furthermore, we believe that the experience in manufacturing processes and know-how that we have developed from producing more complex products are a competitive advantage for us relative to many of our competitors.

     The increased costs associated with developing advanced manufacturing techniques to produce complex products on a mass scale and at a low cost have also negatively impacted our gross margins. For example, in our initial production runs of LCD modules and RF modules, we experienced low production yields and other inefficiencies that caused our gross margin to decrease. Although we believe we have improved the efficiency and quality of our manufacturing processes relating to LCD modules and RF modules, we may not be able to improve or maintain our gross margin for these products. Furthermore, in January 2003, we began to produce color and TFT LCD modules, each a complex component used in a variety of devices. The increased costs associated with manufacturing these products and other new complex products could have a negative impact on our future gross margins. The complex manufacturing processes involved in the production of complex products is also capital intensive, thereby increasing our fixed overhead costs. It has been our strategy to shift our focus more to the business of key components sub-assembly. The key components sub-assembly business generally accounts for relatively lower gross profit margin business. Nam Tai has been very successful in shifting its focus to key components sub-assembly, which accounted for 59% of our sales in 2004. We believe that the strong growth of this business will offset the impact of lower gross profit margins and we can continue to achieve strong growth in our overall profits. In the long run, we expect to achieve an overall gross profit margins of around 12%.

Income Taxes

     Under current BVI law, our income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below, and our subsidiary operating in Macao is exempted from income taxes. This would be valid unless the Macao government changes its policy towards offshore companies.

     Under current Cayman Islands law, Nam Tai Electronic & Electrical Products Limited, Zastron Precision-Tech Limited, J.I.C. Technology Company Limited and Namtek Software Development Company Limited are not subject to profit tax in the Cayman Islands as they have no business operations in the Cayman Islands. However, they may be subject to Hong Kong income taxes as described below if they are registered in Hong Kong.

     The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16% for 2002 and 17.5% for both 2003 and 2004 to the estimated taxable income earned in or derived from Hong Kong during the applicable period.

     The basic corporate tax rate for Foreign Investment Enterprises in China, such as our Chinese subsidiaries, is currently 33% (30% state tax and 3% local tax). However, because all of our Chinese subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in the regions in which our subsidiaries operate in Shenzhen are not currently assessed any local tax, though that could change at any time. Moreover, several of our Chinese subsidiaries are entitled to certain tax benefits and certain of our Chinese subsidiaries have qualified for tax refunds as a result of reinvesting their profits earned in previous years in China.

     Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in Chinese tax laws or their interpretation or application may subject us to additional Chinese taxation in the future.

     Our effective tax rates were 8%, 1% and 1% for 2002, 2003 and 2004, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates of 15% were as follows:

	2002	2003	2004
Applicable statutory tax rates	15%	15%	15%
Effect of loss / income for which no income tax benefit/expense is receivable/payable	6%	(2%)	(10%)
Tax losses not recognised	—	—	1%
Tax holidays and incentives	(5%)	(5%)	(3%)
Effect of China tax concessions, giving rise to no China tax liability	(21%)	(8%)	(3%)
Under / (over) provision of income tax expense in prior years	5%	—	—
Other items which are not assessable (deductible) for tax purposes	8%	1%	1%
Effective tax rates	8%	1%	1%

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

     Stepmind. In December 2003, we placed approximately $5.3 million into an escrow account for an investment in Stepmind. The investment was to occur in two phases. For the first phase, approximately $2.64 million, representing 7.66% of the equity interest in Stepmind, was released to Stepmind in January 2004. The second phase amounting to $2.65 million was released to Stepmind in August 2004 subject to fulfillment of certain conditions. In August 2004, we disposed of our entire interest in Stepmind to one of the shareholders of Stepmind at the original subscription price for those shares.

     Alpha Star/JCT. In January 2003, we invested $10.0 million for a 25% equity interest in Alpha Star Investments Ltd., the ultimate holding company of JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software and is using us to manufacture wireless communication terminals and their related modules. In September 2004, we made an impairment to write down our $10.0 million investment in Alpha Star to a fair value of approximately $3.0 million. As of December 31, 2004, another analysis had been conducted by an independent valuer, who determined that no further impairment to value was required.

     TCL Group. Over the period from September 2000 through November 2002, we made three investments in the TCL Group of companies and disposed of a portion of the investment in 2002 and 2003. In 2004, we further increased our investment in TCL Mobile from holding approximately 3% to 9% through the acquisition of Jasper Ace. The TCL group of companies is a leading OEM for numerous consumer electronic and telecommunications products in the domestic Chinese market.

•	In September 2000, we made a strategic investment of $2.0 million to acquire a 5% indirect equity interest (through a 25% direct equity interest in Mate Fair) in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd., together known as TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in China and overseas markets. In October 2002, we began to provide TCL Mobile with LCD modules used in its mobile phones.

•	In January 2002, we acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.), the parent of the TCL Group of companies, for approximately $12.0 million.

•	In November 2002, Mate Fair sold a portion of its equity interest in Huizhou TCL Mobile Communication Co. Ltd. for which we received proceeds of approximately $10.4 million, reducing our direct equity interest (held through Mate Fair) in TCL Mobile to approximately 3%.

•	In November 2002, we invested $5.1 million in the 3% convertible notes of TCL International Holdings Limited that are due in November 2005. TCL International Holdings Limited is another company in the TCL Group and is publicly listed on the Hong Kong Stock Exchange. Those convertible notes of TCL International Holdings Limited were disposed of in August 2003 for approximately $5.03 million.

•	In April 2004, we increased our shareholding in TCL Mobile from approximately 3% to 9% through acquiring Jasper Ace, which directly holds 9% equity interest in TCL Mobile, at a consideration of approximately $102.2 million. The consideration was satisfied, by the exchange of our 72.2% equity interest in Mate Fair, plus cash of $25 million and the issuance of 1,416,764 new Nam Tai shares and resulted in a net investment cost of $79.5 million.

     Deswell Industries. In September 2000, we purchased 500,000 common shares in Deswell Industries Inc., a Nasdaq-listed company, representing approximately 9% of the outstanding shares of Deswell at the time of the purchase for an aggregate of $7.5 million. Deswell is a manufacturer of injection-molded plastic parts and components, electronic products and sub-assemblies and metallic molds and accessory parts for OEMs and contract manufacturers. During the first quarter of 2002, we sold our Deswell shares in the open market for aggregate proceeds of $10.1 million.

     The following details the impact of our strategic investments on our income statements for each of the years ended 2002, 2003 and 2004:

		2002	2003	2004
		(in thousands)
Cost Investments
Included in other income:
Deswell	Realized gain on disposal of marketable securities	$642	$—	$—
Deswell	Dividend income received from marketable securities	114	—	—
TCL Corporation	Dividend income received from investment	803	1,696	926
Huizhou TCL	Dividend income received from investment	—	2,018	17,369

		$1,559	$3,714	$18,295

Equity Investments
Included in equity in income (loss) of affiliated companies:
Mate Fair		$10,741	$—	$—
Alpha Star Investments Limited		$—	$498	$(6,806)

Equity in income (loss) of affiliated companies		$10,741	$498	$(6,806)
Included in other income:
Mate Fair	Release of unamortized goodwill of affiliated companies	$(520)	$—	$—

		$10,221	$498	$(6,806)

Toshiba Joint Venture

     In March 2000, we formed a joint venture with Toshiba Battery Company Ltd. called BPC (Shenzhen) Co., Ltd., or BPC, to manufacture rechargeable lithium ion battery packs at our manufacturing complex in Shenzhen, China. Toshiba Battery Company Ltd. owned a 13% interest in BPC and we owned the balance of BPC for a cash investment of $1.3 million. During 2000 and 2001 and from January 1 to April 30, 2002, we recognized net sales of $6.2 million, $21.1 million, and $7.8 million, respectively, from Toshiba and its related companies. In 2002, we sold our 87% joint venture interest in BPC and a related manufacturing license to a Toshiba-related company for an aggregate of $2.9 million, resulting in a gain of $77,000.

     Based on the 2001 full year results of BPC, we estimate that the sale of BPC will result in a reduction of annual revenues for 2002 of approximately $21.1 million and a reduction in profits of $1.3 million for 2002. We further estimate that the BPC sale will result in a reduction of annual operating expenses of approximately $600,000 for 2002. Cash flows from operations for 2002 would decline by approximately $1.7 million.

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

     Due to the reverse merger, our effective interest in the J.I.C. Group was reduced from 100% to 92.9%. As a result of this reduction in interest during 2002, we have released unamortized goodwill of $1.5 million, representing 7.1% of the goodwill that had previously been recorded upon purchasing the J.I.C. Group in October 2000. The release of unamortized goodwill is included as part of the loss on the reverse merger of the J.I.C. Group.

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

     In June 2003, in order to concentrate its effort on its LCD panels reporting unit, J.I.C. Technology Company Limited disposed of its transformers reporting unit to a third party for a cash consideration of $2.4 million. Sales of the transformers reporting unit for the years ended December 31, 2002 and 2003 were $11.3 million and $6.3 million, respectively, and were insignificant compared to the sales as a whole. The net income from this discontinued operation for the years ended December 31, 2002 were also immaterial. In 2003, the net income from discontinued operation represented the gain of $2.0 million, being the proceeds from the disposal less the carrying value of the net assets of the transformers reporting unit, and minority interests. Excluding this gain, the basic and diluted earnings per share for the year ended December 31, 2003 would have been $1.04 and $1.02, respectively.

     During the period from November to December 2004, we further disposed of a total of 128,000,000 ordinary shares of J.I.C. Technology Company Limited for cash consideration of $12.95 million. The disposal resulted in a net gain on partial disposal of a subsidiary of $6.25 million. During the same period, we converted all 423,320,000 preference shares into 410,990,290 ordinary shares. As of December 31, 2004, we held 546,890,978 ordinary shares of J.I.C. Technology Company Limited, equivalent to 71.63% of issued ordinary shares.

Summary of Results

     Net sales for 2004 increased 31% to $533.8 million compared to $406.3 million for 2003. The increase in sales was primarily due to an increase in the sales in telecom components sub-assemblies and optical devices. The increase in our net sales base year-over-year represents stronger demand from existing customers, as well as organic growth from new and existing customers.

     The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,

	2002	2003	2004
Net sales	$236,016	$406,306	$533,861
Gross profit	38,060	66,290	76,476
Operating income	17,052	37,387	43,378
Net income	20,023	43,802	66,885
Basic earnings per share	0.57	1.09	1.57
Diluted earnings per share	0.57	1.07	1.57

Key Performance Indicators

     The following table sets forth, for the quarterly periods indicated, certain of management’s key financial performance indicators that management utilizes to assess the Company’s operating results:

Three Months Ended
	December 31,	September 30,	June 30	March 31,
	2003	2003	2003	2003
Sales cycle (1)	27 days	23 days	27 days	32 days
Inventory turns (2)	13 turns	17 turns	16 turns	9 turns
Days in accounts receivable (3)	58 days	61 days	60 days	61 days
Days in accounts payable (4)	60 days	60 days	55 days	69 days

Three Months Ended
	December 31,	September 30,	June 30	March 31,
	2004	2004	2004	2004
Sales cycle (1)	9 days	29 days	41 days	29 days
Inventory turns (2)	20 turns	15 turns	11 turns	10 turns
Days in accounts receivable (3)	62 days	54 days	86 days	56 days
Days in accounts payable (4)	72 days	49 days	79 days	64 days

(1)	The sales cycle is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable.

(2)	Inventory turns are calculated as the ratio of four times our year to date cost of sales divided by inventory, net, at period end divided by numbers of quarters.

(3)	Days in accounts receivable is calculated as the ratio of accounts receivable, net, at period end divided by year to date average daily net sales.

(4)	Days in accounts payable is calculated as the ratio of accounts payable, net, at period end divided by year to date average daily net cost of sales.

Critical Accounting Policies and Estimates

     The preparation of our financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2 — “Summary of Significant Accounting Policies” to the Consolidated Financial Statements.

Marketable securities

     Marketable securities at December 31, 2004 are principally equity securities and are classified as available-for-sale. Securities classified as available-for-sale are stated at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income (loss). Fair value is determined by reference to market price or analysis conducted by independent valuer. In the event where the fair value of the securities has been below the carrying value for a period of time, we will assess whether this decline in value is other-than-temporary.

     Our assessment includes the consideration of the duration and severity of the decline in values and our ability and intent to hold the investments for a reasonable period of time sufficient for a forecasted recovery of the fair value up to or beyond the cost of the investment, and an assessment of the evidence indicating that the cost of the investment is recoverable within a reasonable period of time which outweighs the evidence to the contrary. If it is determined that the decline is other-than-temporary, an impairment charge to the income statement will be made.

Valuation of long-lived assets, including goodwill and purchased intangible assets

     The Company reviews the carrying value of its long-lived assets, including goodwill and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or external appraisals. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

     To assess goodwill for impairment, the Company performs an assessment of the carrying value of its reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of the Company’s reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would perform the second step in its assessment process and would record an impairment charge to earnings to the extent the carrying amount of the reporting unit goodwill exceeds its implied fair value. The Company estimates the fair value of its reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables.

     The Company’s assessments of impairment of long-lived assets, including goodwill and purchased intangible assets, and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company’s ongoing strategic review of its business and operations. Therefore, future changes in the Company’s strategy and other changes in the operations of the Company could impact the projected future operating results that are inherent in the Company’s estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill could change and, therefore, impact the assessments of impairment in the future.

     In performing the annual assessment of goodwill for impairment, the Company determined that none of the reporting units’ carrying values were close to exceeding their respective fair values.

Revenue recognition

     The Company recognizes revenue when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	Price to the customer is fixed or determinable; and

•	Collectibility is reasonably assured.

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

Deferred Income Taxes

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

     When considering whether a valuation allowance is necessary, we will assess the history of operating losses and unexpired tax credit, losses expected in the future and any unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years. Therefore, any changes in our assessment of the above would impact our estimation of the amount of valuation allowance.

Accruals and Provisions for Loss Contingencies

     We make provisions for all loss contingencies when information available to us prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

     For provisions or accruals related to litigations, we make provisions based on information from legal counsels and the best estimation of management. As discussed in Note (19b) to our consolidated financial statements, we are involved in various legal proceedings and contingencies. We have recorded a liability for the Tele-Art matter in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”, or FAS 5. FAS 5 requires a liability to be recorded based on our estimate of the probable cost of the resolution of a contingency. The actual resolution of this contingency may differ from our estimates. If the contingency were settled for an amount greater than our estimate, a future charge to income would result. Likewise, if the contingency were settled for an amount that is less than our estimate, a future credit to income would result.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2002, 2003 and 2004 (certain amounts may not calculate due to rounding and amounts may not add due to rounding).

	Year Ended December 31,
	2002	2003	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	(83.9)	(83.7)	(85.7)

Gross profit	16.1	16.3	14.3
Selling, general and administrative expenses	(7.6)	(6.1)	(5.2)
Research and development expenses	(1.1)	(1.0)	(1.0)
Impairment of goodwill	(0.2)	—	—

Income from operations	7.2	9.2	8.1
Other (expenses) income, net	(2.9)	0.7	3.2
Gain on partial disposal of subsidiaries	—	0.5	14.5
Unrealised loss on marketable securities	—	—	(10.9)
Interest income	0.3	0.2	0.2
Interest expense	(0.3)	—	—

Income before income taxes and minority interests	4.3	10.6	15.1
Income taxes	(0.3)	(0.1)	(0.2)

Income before minority interests and equity in income (loss) of affiliated companies	4.0	10.5	14.9
Minority interests	(0.1)	(0.3)	(1.1)
Equity in income (loss) of affiliated companies	4.6	0.1	(1.3)

Income after minority interests and equity in income (loss) of affiliated companies	8.5	10.3	12.5
Discontinued operation	—	0.5	—

Net income	8.5%	10.8%	12.5%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Net Sales. Our net sales increased 31.4% to $533.9 million for 2004, up from $406.3 million in 2003. The increase was due to increased sales levels across all business segments. Specific increases include a 27.0% increase in the sales of consumer electronics and communication products, a 36.4% increase in the sales of telecommunication components assembly, a 17.9% increase in the sales of LCD panels and a 20.6% increase in the sales of software development services. The increased sales levels were due to the addition of new customers, and organic growth in these business segments. The increase in the consumer electronics and communication products was primarily attributable to the increased sales levels in optical devices. The increase in telecom, components assembly was primarily attributable to sales of FPC sub-assemblies in 2004 and the increase in sales of levels of mobile phone handsets in SKD forms and lighting panels for hand-held devices.

     The following table sets forth, for the periods indicated, revenue by business segments expressed as a percentage of net sales. The distribution of revenue across our business segments has fluctuated, and will continue to fluctuate, as a result of numerous factors, including but not limited to the following: increased business from new and existing customers, fluctuations in customer demand and seasonality.

	Year Ended December 31,
	2002	2003	2004
Consumer Electronics and Communication Products	40%	32%	31%
Telecommunication Components Assembly :
Telecommunication components assembly(1)	44%	57%	59%
Software development services	1%	1%	1%
LCD Panels and Transformers
LCD panels	10%	9%	9%
Transformers(2)	5%	1%	—

	100%	100%	100%

(1)	Included in telecommunication components assembly are our sales from our manufacture of rechargeable battery packs through a joint venture we had with Toshiba Battery Co., Ltd. We sold our interest in the joint venture to a Toshiba-related company and ceased manufacturing rechargeable battery packs as of April 30, 2002. Accordingly, revenue from sales of battery packs was not included after that date.

(2)	We sold our transformers operation to a third party in June 2003.

     Gross Profit. Gross profit decreased to 14.3% of net sales in 2004 from 16.3% in 2003. Generally, the gross margin for box-built products is higher than key components assembly. Our target was to shift our business to the high-growth and high-technology key components assemblies sector, and we succeeded in increasing net sales in the TCA segment. The percentage decrease in gross profit was primarily due to a higher proportion of TCA segment revenue. Additionally, we have been impacted by the reduction of input credit in respect of value-added tax related to domestic purchase materials by the PRC government during 2004.

     In terms of dollar values, gross profit for 2004 increased by $10.2 million from 2003, due to the increased revenue base.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $28.1 million, or 5.2% of net sales in 2004 from $24.9 million, or 6.1% of net sales in 2003. The $3.2 million increase was primarily attributable to the increase in sales commission paid to marketing staff as a result of increased revenue, and the commission paid to external agents for particular products during 2004. The decrease as a percentage of net sales was due primarily to the increased revenue base in 2004.

     Research and development Expenses. Research and development expenses in 2004 increased to $5.0 million from $4.0 million in 2003 but remained at 1.0% of net sales for each of 2004 and 2003. The absolute dollar increase was primarily attributable to the recruitment of more engineers to support our R&D activities, including design of production process, development of new products and products associated with customer design-related programs.

     Other (Expenses) Income. During 2004, other income was $17.3 million. We received $17.4 million and $0.9 million dividend income from our investment in TCL Communication and TCL Corporation, respectively. This income was partially offset by $0.2 million in bank charges and $0.9 million in other non-operating charges.

     During 2003, other income was $2.9 million. The amount included dividend income of $2.0 million from our indirect investment in TCL Communication, dividend income of $1.7 million from TCL Corporation, and income of $0.5 million related to the recovery of a non-trade receivable which had been written off previously. This income was partially offset by $0.3 million in bank charges during 2003.

     Gain on Partial Disposal of Subsidiaries. In April 2004, one of the previously wholly-owned subsidiaries of the Company, NTEEP, completed a public offering of its common stock on The Hong Kong Stock Exchange. As a result, the Company disposed of a 25% interest in this subsidiary, resulting in a gain on partial disposal of US$71.1 million.

     In November and December 2004, the Company disposed of 128 million ordinary shares of J.I.C. for cash consideration of $12.9 million. The disposal resulted in a net gain on partial disposal of interest in J.I.C. of $6.3 million after deducting the release of unamortized goodwill of $3.5 million.

     During 2003, we recorded a $1.8 million gain on partial disposal of interest in J.I.C.

     Unrealized Loss of Marketable Securities. At December 31, 2004, the Company’s investment in TCL Communication was stated at fair value based on the traded market price of TCL Communication’s shares and the Company recognized an unrealized loss of $58.3 million, based on the Company’s cost of $79.5 million and a fair value of $21.2 million. As the loss is considered to be other-than-temporary, it has been recorded in the consolidated statements of income.

     Interest Income. Interest income increased to $1.1 million in 2004 from $0.8 million in 2003. The increase was primarily due to higher average cash balances, partially offset by lower interest yields on cash deposits.

     Interest Expense. Interest expense increased to $195,000 in 2004 from $121,000 in 2003. This increase was primarily a result of the draw-down of a $7.0 million fixed-term loan by J.I.C.

     Income Taxes. Income tax expenses of $879,000 for 2004 compares to $399,000 for 2003. The increase was primarily the result of not receiving full tax refunds for several of our PRC entities for taxes paid in previous years that we have normally been eligible to receive full tax refunds in the past as a result of the strict enforcement of certain regulations.

     Minority Interests. Minority interest increased to $6.0 million in 2004 from $1.1 million in 2003. The increase was primarily the result of the increase in minority shareholders’ share of NTEEP’s profit of approximately $4.9 million since its listing in April 2004. In addition, the minority shareholders’ share of profits of the J.I.C. Group for 2004 increased to $254,000 from $211,000 in 2003, and the minority shareholders’ share of profits of Namtek Software Development Company Limited for 2004 increased to $472,000 from $296,000 in 2003. The minority shareholders’ share of profits of Mate Fair for 2004 decreased to $405,000 from $560,000.

     Equity in Income (Loss) of Affiliated Companies. We recorded an equity in loss of $6.8 million for 2004 of Alpha Star but recognized $0.5 million in equity in income for 2003. The amount in 2004 included an impairment charge of approximately $5.6 million upon careful assessment of various factors relevant to the affiliate, including the competitive handset market in the PRC and $1.2 million share of loss of Alpha Star. For additional information, see Note 8 — “Investment in Affiliated Companies, Equity Method – Alpha Star” to the Consolidated Statements of Income.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Net Sales. Our net sales increased significantly by 72.2% to $406.3 million for 2003 compared to $236.0 million for 2002. The increase was primarily attributable to sales of the telecommunication components assembly products of approximately $232.2 million in 2003 compared to $103.8 million in 2002, an increase of $128.4 million. This increase was mainly as a result of an increase in sales of telecom LCD and PCB modules and the launch of new products in 2003, like RF modules, SKD handsets, front light panel assembly, and flash light for cellular phones.

     In addition, we also experienced increased sales in consumer electronics and communication products. Sales of consumer electronics and communication products amounted to approximately $128.8 million in 2003 compared to $94.0 million in 2002, an increase of $34.8 million. This increase was mainly driven by the PC camera, which was first launched in 2003.

     Sales of LCD panels and transformers increased by 17.2% to $41.3 million for 2003 compared to $35.3 million for 2002. The primary reason for the increase in sales of LCD panels and transformers was the increase in the sales of LCD panels of approximately $35.0 million for 2003 compared to $23.9 million for 2002, which was partially offset by a decrease in the sales of transformers due to the disposal of the transformers operation in June 2003.

     Gross Profit. Our gross profit increased by 74.2% to $66.3 million for 2003 compared to $38.1 million for 2002. Our gross profit margin also increased slightly in 2003 to 16.3% from 16.1% in 2002.

     The primary reason for this increase was the increase in sales as described above in the explanation of fluctuation of “Net Sales”. We were also able to keep our product gross margin relatively stable in 2003. The increase in gross profit margin was offset by the gain of a $2.0 million due to the recovery of inventory written down to cost of sales in 2002. In addition to these specific factors, our gross profit margin increased in 2003 due to our ability to negotiate advantageous price terms with certain of our suppliers and our focus on reducing overhead costs.

     In addition, the gross profit of the LPT segment also increased. This increase was as a result of increases in the sales proportion of high margin products and the disposal of the transformers operation in June 2003. The impact of the discontinued operations of transformers on gross profit contribution was insignificant as the margin of transformers products was low.

     Selling, General and Administrative Expenses. SG&A expenses for 2003 increased by approximately $6.9 million to $24.9 million, or 6.1% of net sales, from $18.0 million, or 7.6% of net sales, in 2002.

     This increase was primarily due to an approximately $5.1 million increase in salaries and benefits expenses, due to an increase in headcount, an approximately 10% increase in salary for certain employees and a $3.9 million incentive bonus due to the implementation of a new incentive bonus scheme in January 2003, which was calculated based on operating profit, as well as a $0.9 million increase in selling expenses, which was primarily due to more sales commissions paid as sales increased.

     Our SG&A expenses include provisions for bad debt expenses, which decreased from $138,000 in 2002 to $91,000 in 2003. The decrease in allowance has been attributable to the implementation of tighter credit controls.

     Research and Development Expenses. Research and development expenses for 2003 increased to $4.0 million, or 1.0% of net sales, from $2.7 million, or 1.1% of net sales, in 2002. The increase was due to an increase in the number of staff related to the expansion of our production capacity and the products we manufacture.

     Goodwill Impairment. In 2002, we determined that $339,000 of unamortized goodwill related to our 1999 acquisition of a telecommunications company was impaired as the technology of the acquired company had become obsolete.

     Other (Expenses)/Income, Net. Other income, net, during 2003 was $2.9 million. This amount included dividend income of $2.0 million from our indirect investment in Huizhou TCL Mobile Communication Co., Ltd., dividend income of $1.7 million from TCL Corporation and income of $0.5 million related to the recovery of a non-trade receivable which had been written off previously. This income was partially offset by a $0.3 million bank charge during 2003.

     Gain on Partial Disposal of Subsidiaries. Gain on partial disposal of subsidiaries in 2003 of $1.8 million represented gain on partial disposal of interests in J.I.C. Technology while the amount in 2002 of $17,000 represented the gain on disposal of a subsidiary, BPC (Shenzhen) Co. Ltd.

     Interest income. Interest income decreased to $788,000 in 2003 from $799,000 in 2002 due to lower average cash balances and lower interest yields on cash deposits.

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

     Minority Interests. Minority interests increased by $903,000, or 550.6%, to $1,067,000 in 2003 from $164,000 in 2002. Minority interests in 2003 included $211,000 from the minority shareholders’ share of profits of the J.I.C. Group for 2003, $560,000 from the minority shareholders’ share of profits of Mate Fair for 2003 and $296,000 from the minority shareholders’ share of profits of Namtek Software Development Company Ltd. for 2003.

     Equity in Income of Affiliated Companies. Equity in income of affiliated companies was $0.5 million in 2003 compared to $10.7 million in 2002. The income in 2003 represents our share of the net earnings of our proportional 25% investment in Alpha Star Investments Limited for the twelve months ended December 31, 2003. The income in 2002 represents our proportional share of the net earnings of our 25% investment in Mate Fair.

     Discontinued Operation. Discontinued operation in 2003 represented $2.0 million gain on disposal of our entire transformers operation, net of $0.1 million shared by minority interest.

Liquidity and Capital Resources

Liquidity

     We have financed our growth and cash needs to date primarily from internally generated funds, proceeds from the sale of our strategic investments, sales of our common stock and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic investments in potential customers and suppliers and to fund increases in inventory and accounts receivable resulting from increased sales.

     We had positive net working capital of $218.2 million at December 31, 2004 compared to positive net working capital of $93.5 million at December 31, 2003. Our working capital requirements and capital expenditures could continue to increase in order to support future expansions of our operations through acquisition of land, construction of a new factory and machinery purchases. It is possible that future expansions may be significant and may require the payment of cash. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.

     We currently believe that during the next twelve months, our capital expenditures will be in the range of $35 million to $55 million, principally for land, machinery and equipment, and expansion in China. We believe that our level of resources, which include cash and cash equivalents, marketable securities, accounts receivable and available borrowings under our credit facilities, will be adequate to fund these capital expenditures and our working capital requirements for the next twelve months. Should we desire to consummate significant additional acquisition opportunities or undertake significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable.

     The following table sets forth, for the year ended December 31 2002, 2003 and 2004, selected consolidated cash flow information (in thousands):

	Year Ended December 31,

	2002	2003	2004
Net cash provided by operating activities	$39,502	$44,272	$75,210

Net cash (used in) provided by investing activities	(33,760)	(21,669)	37,729

Net cash provided by (used in) financing activities	18,085	(43,253)	(14,117)

Effect of foreign currencies on cash flows	(26)	—	—

Net increase (decrease) in cash and cash equivalents	$23,801	$(20,650)	$98,822

     Net cash provided by operating activities for 2004 was $75.2 million. This consisted primarily of $66.9 million of net income, $13.9 million of depreciation and amortization, $58.3 million unrealized loss on marketable securities, $6.8 million equity in loss of an affiliated company and $6.0 million in minority interests offset by $6.2 million in gain on partial disposal of J.I.C., $71.1 million gain on partial disposal of NTEEP and $15.9 million in dividend income. Our working capital related to operating activities increased, driven by an increase of $33.9 million in accounts payable and $3.0 million in accrued expenses and others payables, a decrease of $2.6 million in amount due from a related party, $3.9 million in inventories and $2.6 million in prepaid expenses and other receivables, offset by increases in accounts receivable of $28.3 million. The increase in accounts receivable and accounts payable was due to increased levels of business during 2004.

     Net cash provided by investing activities of $37.7 million for 2004 consisted primarily of proceeds from partial disposal of subsidiaries and investments of $95.4 million and $5.6 million, respectively, proceeds from disposal of property, plant and equipment of $4.5 million, offset by capital expenditures of $38.6 million and increase in deposits for property, plant and equipment of $4.4 million and acquisition of marketable securities of TCL Communication of $25.1 million. Capital expenditure in 2004 mainly consisted of the construction of a new factory and purchases of machinery and equipment which were used to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products.

     Net cash used in financing activities of $14.1 million for 2004 resulted primarily from $19.4 million paid to shareholders as dividends, $5.4 million in repayment of bank loans, offset by proceeds of bank loans of $10.6 million.

     Net cash provided by operating activities was $44.3 million in 2003. Cash provided by operating activities in 2003 was primarily attributable to net income of $43.8 million plus depreciation and amortization expense of $12.2 million, offset by the gain on disposal of transformers operation, net of minority interests of $2.0 million and a gain on the partial disposal of our J.I.C. Group for $1.8 million. Our working capital related to operating activities net of the effect of the disposal of a subsidiary decreased, driven by an increase of $11.1 million in accounts receivable, $3.0 million in prepaid expenses and other receivables, $2.7 million in the amount due from a related party and $8.5 million in inventories, which was offset by increases in accounts payable of $18.0 million, and accrued expenses and other payables of $1.2 million.

     Our inventories increased in 2003 as a result of our anticipation of increases in sales. Accounts receivable increased due to an increase in sales in the fourth quarter relative to sales in the prior year. Accounts payable increased due to increased inventory purchases. Accrued expenses increased due to the provision of an incentive bonus in 2003.

     Net cash used in investing activities was $21.7 million in 2003. Cash used in investing activities primarily related to our $10.0 million and $0.4 million strategic investments in Alpha Star Investments Limited and iMagic Infomedia Technology Limited, respectively, and $5.3 million prepayment for a long-term investment in Stepmind, as well as capital expenditures of $17.1 million and an increase in deposits for property, plant and equipment of $3.1 million, offset by $2.6 million proceeds on disposal of property, plant and equipment, $2.4 million proceeds on disposal of transformers operation to a third party, $4.0 million proceeds on the partial disposal of our J.I.C. Group, and $5.0 million proceeds on the disposal of convertible notes of TCL International Holdings Ltd.

     Net cash used in financing activities was $43.3 million in 2003. Cash used in financing activities for 2003 primarily resulted from $37.8 million paid to shareholders as dividends and $14.0 million in bank loans repayment offset by $8.5 million received from the exercise of options.

     Except as discussed above, there are no material transactions, arrangements and relationships with unconsolidated affiliated entities that are reasonably likely to affect liquidity.

     For the years ended December 31, 2003 and 2004, the Company has made guarantees for debt, loans and credit facilities held by various wholly owned subsidiaries aggregating up to a maximum guarantee of $49,756,000 and $49,205,000, respectively. The terms of the guarantees correspond with the terms of the underlying debt, loan and credit facility agreements.

Capital Resources

     As of December 31, 2004, we had $160.6 million in cash and cash equivalents, consisting of cash and short-term deposits, compared to $61.8 million as of December 31, 2003. Our long-term bank borrowing was $8.0 million and $2.8 million as of December 31, 2004 and December 31, 2003, respectively.

     As of December 31, 2004, we had in place general banking facilities with two financial institutions aggregating $87.9 million. The maturity of these facilities is generally up to 90 days. These banking facilities are guaranteed by us and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks’ reference lending rates. Our facilities permit us to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees, working capital and revolving loans. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2004, we had utilized approximately $3.4 million under such general credit facilities and had available unused credit facilities of $84.5 million.

     As of December 31, 2004, we had two four-year term loans, which allowed us to borrow up to a maximum amount of $4.5 million and $7.0 million. The outstanding balance amounted to $8.1 million as of December 31, 2004 and $2.8 million as of December 31, 2003. Here is an analysis of the term loans:

							Outstanding	Outstanding
	Date of			Amount			balance at	balance at
	draw	Amount	No. of	per	Interest	First	December 31,	December 31,
	down	drawn	installments	installment	rate	repayment	2004	2003
		(in million)		(in million)			(in million)
Term loan 1	May 2002	$4.5	16	$0.3	1.5% over LIBOR, changed to 0.75% over LIBOR in August 2004	August 2002	$1.7	$2.8
Term loan 2
	April 2004	$1.6	16	$0.1	0.75% over LIBOR	July 2004	$1.4	—
	June 2004	$3.6	16	$0.2	0.75% over LIBOR	September 2004	$3.2	—
	December 2004	$1.8	16	$0.1	0.75% over LIBOR	March 2005	$1.8	—

Total							$8.1	$2.8

     Our contractual obligations for long-term debt arrangements and future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2004 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments due by period

							2010 and
Contractual obligation	Total	2005	2006	2007	2008	2009	thereafter
Long-term bank	$8,038,000	$2,875,000	$2,313,000	$1,750,000	$1,100,000	$—	$—
borrowing
Operating leases	9,136,000	1,243,000	1,116,000	1,169,000	1,215,000	1,215,000	3,178,000
Capital expenditures	17,080,000	17,080,000	—	—	—	—	—
Purchase obligations	115,136,000	115,136,000	—	—	—	—	—
Total	$149,390,000	$136,334,000	$3,429,000	$2,919,000	$2,315,000	$1,215,000	3,178,000

     There are no material restrictions (including foreign exchange controls) on the ability of our non-China subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product or material purchases. With respect to our China subsidiaries, with the exception of a requirement that 10% of profits be reserved for future developments, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. In the event that dividends are paid by our China subsidiaries, such dividends will reduce the amount of reinvested profits and, accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested.

Impact of Inflation

     Inflation and deflation in China, Hong Kong and Macao has not had a material effect on our past business. During times of inflation, we have generally been able to increase the price of its products in order to keep pace with inflation.

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

Recent Changes in Accounting Standards

     In March 2004, the Emerging Issues Task Force, or EITF, reached a consensus in EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on the Company’s financial position, results of operations or cash flows.

     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

     Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method, the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied, as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 2 (p) pursuant to the disclosure requirements of SFAS No. 148.

Research and Development

     Our research and development expenditure mainly comprised of salaries and benefits paid to our research and development personnel and is mainly for the development of advanced manufacturing techniques to produce complex products on a mass scale and at a low cost. We expense our research and development costs as incurred. For the years ended December 31, 2002, 2003 and 2004, we incurred research and development expenses of approximately $2.7 million, $4.0 million and $5.0 million, respectively.

Trend Information

     Currently, our operations consist of three reportable segments, Consumer Electronics and Communication Products, Telecommunication Components Assembly and LCD panels.

     We plan to continue to leverage on our solid customer relationships and to expand our business. During 2004, we were able to expand our product line to higher growth products and we were able to benefit from the increase in production capacity from the commencement of operation of our new factory premises.

     For Consumer Electronics and Communication Products, we will continue to focus on optical devices, educational products, cellular phone accessories and home entertainment products. In 2004, we began delivering new products, like Bluetooth™ wireless headset accessory for cellular phones and new home entertainment products, in addition to the Eyetoy USB cameras for Playstation 2. Since June 2003, we have been able to diversify our product range from finished products to component assemblies and began manufacturing the high growth CMOS sensor modules for integration into various image capturing devices such as cellular phones with built-in camera functions.

     For Telecom Component Assembly, we will continue to focus on high-growth products which require advance technological production know-how. In addition to high-end color LCD modules, we began manufacturing FPC sub-assemblies in March 2003 for integration into various LCD modules and other products, like infotainment consumer electronic products. We plan to seek opportunities to expand our product line and customer base for these products.

     LCD panels are found in numerous applications in electronics products, such as watches, clocks, calculators, pocket games, PDAs and mobile and cordless telephones. We are a customized LCD panel manufacturer, and we develop each product from design concept all the way to a high quality mass producible product. The LCD panels segment moved to new premises, which are about 670,000 square feet and are twice the size of the old factory premises. This new factory will provide room for future expansion of production capacity.

     It has been our strategy to shift our focus more to the business of key components sub-assembly. The key components sub-assembly business generally accounts for relatively lower gross profit margin business. Nam Tai has been very successful in shifting its focus to key components sub-assembly, which accounted for 59% of our sales in 2004. We believe that the strong growth of this business will offset the impact of lower gross profit margins and we can continue to achieve strong growth in our overall profits. In the long run, we expect to achieve an overall gross profit margins of around 12%.

Off-balance Sheet Arrangement

     For the year of 2004, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 6. Directors, Senior Management and Employees

Directors and Senior Managers

     Our current directors and senior management, and their ages as of February 28, 2005, are as follows:

Name	Age	Position with Nam Tai
Tadao Murakami	61	Chairman of the Board and member of the Board of Directors
Joseph Li	53	Chief Executive Officer, President and Chief Financial Officer
Karene Wong	41	Chairman of the Board of Namtai Electronic and Electrical Products Limited
Guy Bindels	44	Chief Executive Officer of Namtai Electronic and Electrical Products Limited
Joseph Hsu	40	Chief Financial Officer of Namtai Electronic and Electrical Products Limited
Chen Yee, William	46	Managing Director of Namtai Electronic (Shenzhen) Co., Ltd.
Patinda Lei	38	Chairman of the Board of Zastron Precision-Tech Limited
Bobby Hirasawa	40	Chief Financial Officer of Zastron Precision-Tech Limited
George Shih	48	Managing Director of Zastron Electronic (Shenzhen) Co., Ltd.
Seitaro Furukawa	63	Chairman of the Board of J.I.C. Technology Company Limited
Ivan Chui	46	Chief Executive Officer of J.I.C. Technology Company Limited
Colin Yeoh	40	Chief Financial Officer of J.I.C. Technology Company Limited
Lap Kei Yuen	40	Managing Director of Jetup Electronic (Shenzhen) Co., Ltd.
Kazuhiro Asano	53	Chairman of the Board of Namtek Software Development Company Limited
M. K. Koo	60	Member of the Board of Directors
Peter R. Kellogg	62	Member of the Board of Directors
Stephen Seung	58	Member of the Board of Directors and Secretary
Dr. Wing Yan (William) Lo	44	Member of the Board of Directors
Charles Chu	48	Member of the Board of Directors
Mark Waslen	44	Member of the Board of Directors

     Tadao Murakami. Mr. Murakami has served Nam Tai in various executive capacities since 1984. He became our Secretary and a Director in November 1989. Since June 1989, he has been employed as the President of our Hong Kong subsidiary. In July 1994, Mr. Murakami succeeded Mr. Koo as President and, in June 1995, became our Chief Executive Officer until September 1998. Mr. Murakami assumed the position of Vice-Chairman in January 1996, and Chairman from September 1998 until March 1, 2001 and again starting February 1, 2002. With effect from January 1, 2005, Mr. Murakami became a non-executive director of the Company but maintained his role as Chairman of the Board.

     Joseph Li. Mr. Li, co-founder of the J.I.C. Group, has served in various senior executive positions since we acquired the J.I.C. Group in October 2000. Mr. Li assumed the position of Chief Executive Officer in May 2002. Mr. Li has directed J.I.C. Group’s business development since founding J.I.C. group in 1980. Mr. Li resigned as a member of the Board of Directors in July 2003. In April 2004, he resumed position of Chief Financial Officer of J.I.C. Technology Company Limited. In January 2005, he resigned from the position of Chief Financial Officer of J.I.C. and assumed the position of Chief Financial Officer of the Company.

     Karene Wong. Ms. Wong joined us in June 1989 and was promoted to Managing Director of our subsidiary Nam Tai Electronic & Electrical Products Ltd. (Hong Kong) on January 1, 2001. She was further promoted to Chairman of Nam Tai Electronic & Electrical Products Limited (Cayman Islands) in October 2003. Before joining us, Ms. Wong was Assistant to the Sales Manager at Wright Joint & Co. Ltd. Ms. Wong is responsible for our sales and marketing operations and supporting employee recruitment and training.

     Guy Bindels. Mr. Bindels joined the Nam Tai Group as Research and Development Director in March 2003 and became a director of Nam Tai Electronic & Electrical Products Limited in March 2004. He was promoted to Chief Executive Officer of Nam Tai Elecrtronic & Electrical Products Limited since July 2004 and is responsible for the research and development activities of the group. Before joining the Nam Tai Group, he worked with the research and development unit of Alcatel for 19 years. He graduated from “Ecole Nationale d’ Ingenieur de Brest” (Engineering School located in Brest) in France in 1983.

     Joseph Hsu. Mr. Hsu is the Chief Financial Officer of Nam Tai Electronic & Electrical Products Limited. He joined the Nam Tai Group in February 2004 and has nearly 11 years of investment banking experience. Mr. Hsu worked in the corporate finance division of the Hongkong and Shanghai Banking Corporation Limited from 1992 to 2003, where his last position was Corporate Finance Director. Mr. Hsu is a qualified accountant and is an Associate Member of the Hong Kong Society of Accountants and an Associate Member of the Institute of Chartered Accountants in England and Wales. Mr. Hsu graduated with a Bachelor’s Degree in Economics and Accounting from Leeds University, UK and an MSc degree in Management Science from the Imperial College of Science and Technology, University of London, UK.

     Chen Yee, William. Mr. Chen assumed the post of Managing Director of Nam Tai Electronic (Shenzhen) Co., Ltd. in September 2003. Before joining Nam Tai, he had 15 years of experience in plant and production management with Jabil Circuits (China) Limited, Dongguan Nokia Mobile Phones Limited, China and Marine Engine Rebuilders, Inc., Philippines. He obtained a Bachelor’s Degree in Industrial Psychology from Far Eastern University in Philippines in 1982 and a Master’s Degree in Business Administration from University of Southern Queensland, Australia in 1999.

     Patinda Lei. Ms. Lei joined Nam Tai Group in May 1990. In June 2002, she assumed the position of Managing Director of our subsidiary Nam Tai Telecom (Hong Kong) Company Limited and in September 2003, became the Chairman of the Board of Zastron Precision-Tech Limited. Ms. Lei has worked with Nam Tai Group for fourteen years specializing in promoting, generating and monitoring sales revenues on various high-end electronics products. Ms. Lei graduated from the Faculty of Engineering of Tokyo University of Science in Japan with a degree in management science.

     Bobby Hirasawa. Mr. Hirasawa is the Chief Financial Officer of Zastron Precision-Tech Limited. He joined Nam Tai Group in July 2004 and has more than 15 years of experience in the financial industry. He has previously worked at Nomura International (HK) Limited, Jardine Fleming Securities, SG Securities and Kokusai Securities. He has worked in Tokyo, Shanghai and Hong Kong. He graduated from Meiji Gakuin University in Japan.

     George Shih. Mr. Shih took up the post of Chief Operating Officer of the Nam Tai Group when he joined us in June 2003 and was transferred to assume the position of Managing Director of Zastron Electronic (Shenzhen) Co., Ltd. in May 2004. Before joining Nam Tai, he had 20 years of experience in electronics manufacturing services in various management roles with Solectron Corporation. Mr. Shih has obtained a Bachelor’s Degree in Materials Science and Engineering from National Tsing Hua University, Taiwan in 1978. In 1980, he also obtained a Master’s Degree in Industrial Engineering from University of Texas, USA in 1980. He further obtained a Master’s Degree in Electrical and Computer Engineering from University of Texas, USA in 1983.

     Seitaro Furukawa. Mr. Furukawa assumed the position of Chairman of the Board of our subsidiary J.I.C. Technology Company Limited in March 2002. He has extensive experience in international operational management. He held management positions in the Japan offices of General Electric, Admiral International Company and Thompson CSF. After joining the J.I.C. Group in 1992 as a Managing Director, he assumed responsibility for production management and monitoring daily operations of the LCD plant in Shenzhen. Mr. Furukawa received his Bachelor’s of English Literature degree from Aoyama University in 1965 and his Bachelor’s of Technology and Metallurgy degree from Kogakuin University in 1967.

     Ivan Chui. Mr. Chui is the co-founder and Chief Executive Officer of our subsidiary J.I.C. Technology Company Limited. Mr. Chui has directed J.I.C. Group’s marketing activities since founding J.I.C. Group in 1980. He has over 20 years of experience in the LCD business and has extensive experience in doing business with Japanese companies.

     Colin Yeoh. Mr. Yeoh joined J.I.C. Group in September 2003 and assumed the post of Managing Director of Jetup Electronic (Shenzhen) Co., Ltd. in October 2004. In January 2005, he assumed the position of Chief Financial Officer of the J.I.C. Group. Before joining the J.I.C. Group, he worked for Varitronix, a customised LCD manaufacturer, from 1994 to 2003, in the field of operations. Prior to Varitronix, he worked in GEC Marconi Hirst Research (UK) from 1990 to 1994, in the field of optical and display system research. Mr. Yeoh was awarded a PhD in Liquid Crystal Devices in 1990 at Imperial College (London, UK), Master of Science in Microwaves and Modern Optics in 1986 from University College London (UK) and Bachelor of Science in Electrical and Electronic Engineering from University College London (UK).

     Lap Kei Yuen. Mr. Yuen is currently the Managing Director of Jetup Electronic (Shenzhen) Co., Ltd. He joined the J.I.C. Group in 1986. Prior to J.I.C., he served as a Production Manager in Slexs Watch Co., Ltd. from 1984 to 1986. With his excellent performance, he was appointed as the representative to study LC Injection technology in Japan in 1994 and has been a Vice Managing Director of Jetup since 2000. He has 20 years of experience in the LCD industry. While in charge of Jetup’s operations, he successfully established the LCD front process, middle process and rear process production lines. He became the Managing Director of Jetup on January 1, 2005.

     Kazuhiro Asano. Mr. Asano assumed the position of Chairman of the Board of our subsidiary Namtek Software Development Company Limited in June 2002. Mr. Asano joined Nam Tai in 1995 as a general manager and was promoted to Managing Director of Shenzhen Namtek Company Limited in 1997. In his current position, he is responsible for the overall corporate management and business development for our software business. Prior to joining Nam Tai, Mr. Asano was the general manager of Seiko Instruments Inc., a private Japanese consumer electronics company, and was responsible for its electronic dictionary division. Mr. Asano graduated from Tsuyama Government Industrial College, Japan with a degree in electrical engineering in 1972.

     M.K. Koo. Mr. Koo has served as Chairman of the Board of Nam Tai and its predecessor companies from inception until September 1998. He then became our Senior Executive Officer, responsible for corporate strategy, finance and administration and also served as the Company’s Chief Financial Officer. Mr. Koo has resigned from the position of Chief Financial Officer on January 1, 2005 but maintained his role as a non-executive director of the Company. Mr. Koo received his Bachelor’s of Laws degree from National Taiwan University in 1970.

     Peter R. Kellogg. Mr. Kellogg was elected to our Board of Directors in June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the New York Stock Exchange until the firm merged with Goldman Sachs in 2000. Mr. Kellogg served on our Audit Committee until July 8, 2003. He currently serves on our Compensation Committee and Nominating and Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies.

     Stephen Seung. Mr. Seung was appointed a director of Nam Tai in 1995. Mr. Seung is an attorney and a C.P.A. and has been engaged in the private practice of law in New York since 1981. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung acts as our authorized agent in the United States. He served on our Audit Committee until October 2003. With effect from October 15, 2003, Mr. Seung also assumed the role of Secretary of the Company.

     Dr. Wing Yan (William) Lo. Dr. Lo was elected to our Board of Directors at our annual meeting of shareholders on July 8, 2003. Dr. Lo is currently the Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. From 1998 to 1999, Dr. Lo was the chief executive officer of Citibank’s Global Consumer Banking business for Hong Kong. Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. Dr. Lo holds an M. Phil. degree in molecular pharmacology and a Ph.D. degree in genetic engineering, both from Cambridge University, England. He is also an Adjunct Professor of The School of Business, Hong Kong Baptist University as well as a Governor of a newly established independent school, the ISF Academy. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating and Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.

     Charles Chu. Mr. Chu originally served as a Director from November 1987 to September 1989. He was reappointed a Director in November 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on the Compensation Committee acting as Chairman. He also serves on our Audit Committee and Nominating and Corporate Governance Committee. Mr. Chu received his Bachelor’s of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.

     Mark Waslen. Mr. Waslen was appointed a director of Nam Tai at our annual meeting of shareholders on July 8, 2003 and currently serves on the Audit Committee acting as Chairman. He also serves on our Compensation Committee and Nominating and Corporate Governance Committee. Previously, Mr. Waslen was employed with Nam Tai during the periods from 1990 to 1995 and from June 1998 to October 1999 in various capacities, including Financial Controller, Secretary and Treasurer. Mr. Waslen has been employed with various accounting firms, including Peat Marwick Thorne, Deloitte Touche Tohmatsu and is currently employed with BME + Partners Chartered Accountants. Mr. Waslen is a C.F.A., C.A. and a C.P.A. and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.

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

Compensation of Directors and Senior Managers

     The aggregate compensation we and our subsidiaries paid during the year ended December 31, 2004 to all directors and officers as a group for services in all capacities was approximately $4.2 million, including compensation in the form of housing in Hong Kong for our Chairman of the Board and our Chief Executive Officer, President and our Chief Financial Officer.

     Directors who are not employees of Nam Tai nor any of its subsidiaries are paid $3,000 per month for services as a director, $750 per meeting attended in person and $500 per meeting attended by telephone. In addition, they are reimbursed for all reasonable expenses incurred in connection with their services as a director.

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

     According to the relevant laws and regulations in China, we are required to contribute 8% to 9% of the stipulated salary set by the local government of Shenzhen, China, to the retirement benefit schemes to fund the retirement benefits of our employees. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.

     Prior to December 2000, we maintained staff contributory retirement plans (defined contribution pension plans), which covered certain of our employees in Hong Kong. From December 2000 onwards, we terminated our existing staff contributory retirement plans and enrolled all of our eligible employees in Hong Kong into a Mandatory Provident Fund, or MPF, program. In August 2003, we set up our first subsidiary, Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, in Macao, China. We enrolled all of our eligible employees in Macao into a retirement benefit scheme, or RBS. Both the MPF and RBS are available to all employees aged 18 to 64 and with at least 60 days of service under the employment of Nam Tai in Hong Kong and Macao. Contributions are made by us at 5% based on the staff’s relevant income. The maximum relevant income for contribution purpose per employee is $3,000 per month. Staff members are entitled to 100% of the Company’s contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong while the benefit can be withdrawn by the employees in Macao at the end of employment contracts.

     The cost of our contribution to the staff retirement plans in Hong Kong, Macao and China amounted to $617,000, $982,000 and $1,363,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

     In August 1990, we fixed compensation for loss of office at $500,000 for Mr. M.K. Koo and $300,000 for Mr. Tadao Murakami. We also fixed the age of retirement for directors, including Messrs. Koo and Murakami, at age 65 years. We have accrued the entire $800,000 on account of this compensation for loss of office, which was paid out in 2005.

Board Practices

     All directors hold office until our next annual meeting of shareholders, which generally is in June of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. All executive officers are appointed by the Board and serve at the pleasure of the Board. There are no director service contracts providing for benefits upon termination of employment. Our Board of Directors decided, effective December 31, 2002, to grant future options under our stock option plan only to our non-employee directors. However, in July 2004, our Board of Directors decided to resume granting options to management and key staff members as incentive based on their performance.

Corporate Governance Guideline

     We have adopted a set of corporate governance guidelines, which are available on our website at http://www.namtai.com/ corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders also may request a free copy of our corporate governance guidelines in print form from:

Pan Pacific I.R. Ltd.
Attention: Investor Relations Office
Suite 1790 - 999 W. Hastings Street
Vancouver, BC
Canada V6C 2W2
Toll Free Telephone: 1-800-661-8831

Committee Charters

     The charters for our audit committee, compensation committee and nominating and corporate governance committee are available on our website at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charteres, are not a part of this Form 20-F. Stockholders may request a copy of each of these charters from the address and phone number set forth above under “—Corporate Governance Guideline.”

Audit Committee

     Nam Tai has established an audit committee whose primary duties consist of reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of auditors, the scope of the annual audits and the fees to be paid to the auditors and the performance of the independent auditors and accounting practices. The audit committee currently consists of three independent non-executive directors, Messrs. Waslen, Chu and Lo. Mr. Waslen, who was elected by the full Board of Directors, currently acts as the Chairman of the audit committee.

     In November 2003, the SEC approved the final NYSE corporate governance guidelines. Pursuant to NYSE Section 303A, three committees, namely the audit committee, nominating and corporate governance committee and compensation committee, are to be set up by all domestic filers and should be composed entirely of independent directors. For purposes of keeping with the best practice, Nam Tai established the compensation committee and the nominating and corporate governance committee on July 30, 2004. The composition and primary duties of these committees are set forth as below.

     Pursuant to the requirements of NYSE Section 303A.11, the Company has evaluated its corporate governance standards in light of the corporate governance standards required of domestic companies under NYSE standards. Based on this evaluation, the Company has determined that there are no significant ways in which its corporate governance standards differ from those required of domestic companies by the NYSE.

Compensation Committee

     Nam Tai has established a compensation committee whose primary duties consist of evaluating and making recommendations to the Board of Directors regarding the compensation of the Company’s directors and equity-based and incentive compensation programs of the Company. The compensation committee currently consists of four independent non-executive directors, Messrs. Chu, Lo, Waslen and Kellogg. Mr. Chu, who was elected by the full Board of Directors, currently acts as the Chairman of the compensation committee.

Nominating and Corporate Governance Committee

     Nam Tai established a nominating and corporate governance committee on July 30, 2004, whose primary duties consist of identifying and recommending to the Board of Directors individuals qualified to become Board members and developing and recommending to the Board and administering the corporate governance guidelines of the Company.

     The nominating and corporate governance committee currently consists of four independent non-executive directors, Messrs. Lo, Chu, Waslen and Kellogg. Dr. Lo, who was elected by the full Board of Directors, currently acts as the Chairman of the nominating and corporate governance committee.

Options of Directors and Senior Management

     The following table provides information concerning the options owned by our current Directors and Senior Management as of February 28, 2005. All share numbers subject to options and exercise price per share have been adjusted to give effect to a three-for-one stock split effective on June 30, 2003 and a ten-for-one stock dividend effective on November 7, 2003.

	Number of
	common shares	Exercise
	subject to	Price ($)	Expiration
Name	options	per share	Date
Tadao Murakami	180,000	19.40	7/30/2006
	350,000	20.84	2/4/2007
Joseph Li	30,000	19.40	7/30/2006
	50,000	20.84	2/4/2007
Karene Wong	—	—	—
Guy Bindels	—	—	—
Joseph Hsu	—	—	—
Chen Yee, William	—	—	—
Patinda Lei	—	—	—
Bobby Hirasawa	—	—	—
George Shih	—	—	—
Seitaro Furukawa	—	—	—
Ivan Chui	—	—	—
Colin Yeoh	—	—	—
Lap Kei Yuen	—	—	—
Kazuhiro Asano	—	—	—
M.K. Koo	180,000	19.40	7/30/2006
	350,000	20.84	2/4/2007
Charles Chu	16,500	16.82	7/8/2006
	15,000	19.40	7/30/2006
Peter R. Kellogg	16,500	6.02	4/30/2005
	16,500	16.82	7/8/2006
	15,000	19.40	7/30/2006
Stephen Seung	16,500	16.82	7/8/2006
	15,000	19.40	7/30/2006
Wing Yan (William) Lo	16,500	16.82	7/8/2006
	15,000	19.40	7/30/2006
Mark Waslen	15,000	19.40	7/30/2006

     Please refer to page 49 of this Report, which sets forth the shareholding information of each of the director and senior management of the Company.

Employee Stock Option and Incentive Plan

     In July 2004, our Board of Directors has decided to resume granting stock options under our 2001 stock option plan, which provides for the grant of stock options to directors, employees (including officers), and consultants. Pursuant to the amended 2001 stock option plan, the terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option cannot be altered once granted; and (iv) every non-employee director who is not our employee shall, on an annual basis upon their election to the Board of Director at the Annual General Meeting, be automatically granted 15,000 options, with an exercise price equal to 100% of the fair market value of the common shares on the date of grant. At February 28, 2005, options to purchase 1,737,050 shares were outstanding under our amended 2001 stock option plan and 259,869 shares were available for future grant under them. The full text of our amended 2001 stock option plan, amended on July 30, 2004, we hereby file as Exhibit 4.18 with this Annual Report on Form 20-F for 2004.

     Our Board of Directors decided, effective December 31, 2002, to grant future options under our stock option plans only to our non-employee directors. However, our Board of Directors decided to resume granting options to management and key staff members as incentive based on their performance in July 2004. Thereafter, incentive compensation paid to management and other key employees was in the form of either cash bonuses and/or stock options.

Employees

     As of December 31, 2004, we employed 5,636 persons on a full-time basis, of which 5,574 were employed in China, 49 were employed in Hong Kong, 10 were employed in Macao, 2 were employed in Japan and 1 was employed in the British Virgin Islands. Of these employees, approximately 4,131 were engaged in manufacturing, approximately 1505 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services.

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

     It is the practice of one of our subsidiaries to enter into a collective agreement with its trade union. The collective agreement usually sets out the minimum standard for the wages, working hours and other benefits of the workers. The current collective agreement between our subsidiary and its trade union expires on December 31, 2005 and will be renewed.

Item 7. Major Shareholders and Related Party Transactions

     The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of February 28, 2005, by:

•	each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares; and

•	each of our current directors and senior management.

     We are not directly owned or controlled by another corporation or by any foreign government, natural or legal person.

	Shares beneficially(1) owned
Name	Number(12)		Percent
M. K. Koo	6,975,786	(2)	16.2
Peter R. Kellogg	5,679,680	(3)	13.3
I.A.T. Reinsurance Syndicate Ltd.	5,108,300	(3)	12.0
Li & Chui Holdings (B.V.I.) Ltd.	2,935,087		6.9
Joseph Li	3,093,957	(4)	7.2
Ivan Chui	2,980,957	(5)	7.0
Tadao Murakami	2,379,225	(6)	5.5
Karene Wong	39,100		*
Guy Bindels	1,000		*
Joseph Hsu	2,000		*
Chen Yee, William	—		—
Patinda Lei	25,300		*
Bobby Hirasawa	3,000		*
George Shih	—		—
Seitaro Furukawa	—		—
Colin Yeoh	—		—
Lap Kei Yuen	1,800		*
Kazuhiro Asano	—		—
Charles Chu	84,000	(7)	*
Stephen Seung	84,800	(8)	*
Wing Yan (William) Lo	31,500	(9)	*
Mark Waslen	25,000	(10)	*

*	Less than 1%.

(1)	Pursuant to the rules of the Securities and Exchange Commission, shares of common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 42,664,536 common shares outstanding as of February 28, 2005.

(2)	Includes options to purchase 530,000 common shares exercisable within 60 days of February 28, 2005.

(3)	Mr. Kellogg holds directly 523,380 common shares and options to purchase 48,000 common shares exercisable within 60 days of February 28, 2005. Indirectly, through I.A.T. Reinsurance Syndicate Ltd., Mr. Kellogg holds 5,108,300 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(4)	Includes shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Li shares investment and voting control with Mr. Chui. These are the same shares shown in the table for Ivan Chui. Also, includes options to purchase 80,000 common shares exercisable within 60 days of February 28, 2005.

(5)	Includes shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Chui shares investment and voting control with Mr. Li. These are the same shares shown in the table for Joseph Li.

(6)	Includes options to purchase 530,000 common shares exercisable within 60 days of February 28, 2005

(7)	Includes options to purchase 31,500 common shares exercisable within 60 days of February 28, 2005.

(8)	Includes options to purchase 31,500 common shares exercisable within 60 days of February 28, 2005, and 20,300 common shares that are registered to Violet Seung, Mr. Seung’s wife, as to which Mr. Seung disclaims beneficial ownership.

(9)	Consists of options to purchase common shares exercisable within 60 days of February 28, 2005.

(10)	Includes options to purchase 15,000 common shares exercisable within 60 days of February 28, 2005.

(11)	All the share numbers have been adjusted to give effect to a three-for-one stock split effective on June 30, 2003 and a ten-for-one stock dividend effective on November 7, 2003.

(12)	These share numbers include options owned by these individuals and assume that these options will be exercised.

     All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of February 28, 2005, there were approximately 766 holders of record of our common shares. According to information supplied by our transfer agent, 733 holders of record with addresses in the United States held 29,642,848 of our outstanding common shares.

     The following table reflects the percentage ownership of our common shares beneficially owned by our major shareholders during the past three years:

		Percentage Ownership(1)
	March 31,	March 1,	February 28,
	2003	2004	2005
M. K. Koo	18.9	12.9	16.2
Peter R. Kellogg	12.2	12.7	13.3
I.A.T. Reinsurance Syndicate Ltd.	10.7	11.3	12.0
Li & Chui Holdings (B.V.I.) Ltd.	8.7	7.1	6.9
Joseph Li	9.1	7.3	7.2
Ivan Chui	9.0	7.2	7.0
Tadao Murakami	6.0	4.5	5.5

(1)	Based on 36,392,004, 41,231,272 and 42,664,536 common shares outstanding on March 31, 2003, March 1, 2004 and February 28, 2005, respectively.

There are no arrangements that may, at a subsequent date, result in a change of control of the Company.

Certain Relationships and Related Transactions

     In January 2003, we invested $10.0 million for a 25% equity interest in Alpha Star Investments Ltd., the ultimate parent of JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software. In connection with our investment, Mr. Koo was appointed as a director to Alpha Star Investment Ltd.’s Board of Directors. Mr. Koo resigned from the Board of Directors of Alpha Star Investment Ltd. on July 12, 2004. We currently manufacture wireless communication terminals and related modules for JCT. As part of our investment, Alpha Star Investment Ltd. agreed to have us manufacture the RF modules for at least 50 percent of the orders it, or any of its subsidiaries, receives for RF modules provided we perform such manufacturing services at a price comparable to the market. As of December 31, 2004, we were owed $66,000 from JCT. For the year ended December 31, 2004, we recognized net sales of $34.2 million to JCT and purchased raw materials of approximately $12.4 million from JCT and its related companies.

     On February 16, 2004, by unanimous consent following resolutions without meeting, the Board of Directors adopted a resolution for the sale of a residential property located in Hong Kong by a wholly-owned subsidiary of the Company, Nam Tai Group Management Limited or NTGM, to Mr. Tadao Murakami, Chairman of the Board of Directors, for consideration of approximately $1.8 million, which is close to the original acquired cost and appraised market value of the property as of January 31, 2004. The agreement for the sale of the property was entered into between Nam Tai Group Management Limited and Mr. Tadao Murakami on March 10, 2004.

     On December 10, 2004, by unanimous consent, the Board of Directors of Nam Tai Group Management Limited, adopted a resolution for assigning the beneficial interest of Nam Tai Group Management Limited in 10 units of debentures of nominal value of approximately $1,603 each, issued by The Clearwater Bay Golf & Country Club to Mr. Koo at the consideration of approximately $231,000, which represented the book value of the debentures in the financial statements of Nam Tai Group Management Limited. An agreement was entered between Nam Tai Group Management Limited and Mr. Koo on December 10, 2004.

Item 8. Financial Information

Financial Statements

     The Consolidated Financial Statements have been appended to this Form 20-F (see pages F-1 to F-36). From year-end dated December 31, 2004 to our reporting date of March 4, 2005, there has been no significant changes on our consolidated Financial Statements.

Change in Public Accountants

     In May 2002, upon consideration and to reduce our professional fees, our Board of Directors, including our Audit Committee, recommended that HLB Hodgson Impey Cheng replace Deloitte Touche Tohmatsu as our independent auditors. This change was included in our proxy statement and approved by our shareholders at our annual meeting on June 14, 2002. Deloitte Touche Tohmatsu did not resign or refuse to stand for re-election, and none of Deloitte Touche Tohmatsu’s reports on the financial statements for either of the two years prior to the change and included in this Report contained an adverse opinion, disclaimer, modification or qualification.

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

Tele-Art Litigation

     In June 1997, Nam Tai filed a petition in the British Virgin Islands for the winding up of Tele-Art, Inc. on account of an unpaid judgment debt owed to Nam Tai. The High Court of Justice granted an order to wind up Tele-Art, Inc. in July 1998 and the Eastern Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to our Articles of Association, we redeemed and cancelled 415,500 (Note 1) shares of Nam Tai registered in the name of Tele-Art, Inc. at a price of $3.73 per share to offset substantially all of the judgment debt of $799,000 plus interest and legal costs totaling approximately $1.7 million, including dividends that we had withheld and credited against the judgment debt.

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

     On July 5, 2002, upon our application, the court ordered the removal of the liquidator’s ex-parte injunction and ordered an inquiry into damages. Nam Tai filed its amended Points of Claim of Defence on April 16, 2004. There are currently applications before the Court of Appeal in the British Virgin Islands to determine the progress of this matter as Nam Tai has sought to enter judgment against David Hague, the former liquidator, who has applied to strike out Nam Tai’s claim for damages. On August 9, 2002, the court delivered a decision awarding us a judgment against Tele-Art, Inc. for approximately $34.0 million. On August 12, 2002, we redeemed and cancelled, pursuant to its Articles of Association, the remaining 509,181 (Note 2) shares beneficially owned by Tele-Art, Inc. at a price of $6.14 per share. Including the dividends which we had withheld and credited against the judgment, this offset a further $3.5 million, approximately, in judgment debts owed to us by Tele-Art, Inc. We recorded the $3.3 million redemption net of expenses as other income in 2002.

     On January 21, 2003, judgment was delivered on the liquidators’ February 4, 1999 summons declaring that the redemption and set-off of dividends on the 415,500 (Note 1) shares be set aside and that all Tele-Art, Inc. property withheld by us be delivered to Tele-Art, Inc. in liquidation. The orders granted in the judgment were substantially different from the relief sought in the February 4, 1999 application. On February 4, 2003, we filed an application for a stay of execution and leave to appeal the decision listing eight grounds of appeal, which was granted on June 23, 2003. The case was heard on January 12, 2004 and judgment was delivered on April 26, 2004. It was held that the redemption by Nam Tai of 415,500 (Note 1) Nam Tai’s shares owned by Tele-Art, Inc. was proper, however, Nam Tai must return the redemption proceeds and dividends payable received to the liquidator for distribution to the creditors. David Hague, the former liquidator of Tele-Art, Inc. who filed the original application in 1999, has obtained leave to appeal to the Privy Council, the final appellate court for the British Virgin Islands, that part of the Court of Appeal judgment which upheld the redemption of the Tele Art shares by Nam Tai. It is not expected that this appeal will be heard before 2006. The court also held that Bank of China was a secured creditor but the court did not determine the amount owed by Tele-Art, Inc. to Bank of China. We dispute that finding, and among other matters, have argued that the proof of debt by Bank of China was incomplete and invalid.

     Bank of China has submitted that it is a secured creditor. In this respect, the Bank’s position is that as of December 6, 2004, the debt from Tele-Art Limited, a former wholly-owned subsidiary of Tele-Art, Inc. (the loan was also guaranteed by Tele-Art, Inc.) was HK$21,985,970.16 (approximately US$2.8 million) with interest accruing at HK$4,264.7 (or US$547) daily. The liquidator, however, took the view in his third liquidator report which was submitted to the Court on October 13, 2004, that Bank of China’s proof of debt was incomplete. The liquidator has requested the Court’s approval to take further action and demand that Bank of China provide further information for his consideration. Nam Tai is of the view that the amount of debt owed by Tele-Art Limited to Bank of China may not exceed $1.4 million. It should further be noted that apart from Nam Tai, the liquidator admitted the proof of debts of two other unsecured creditors which together amounted to approximately $33,000. David Hague, the former liquidator, has submitted a claim for $381,860 in respect of fees and expenses for work done while acting as liquidator of Tele Art, Inc. These fees however are subject to the approval of the court and as such are still pending as they have not yet been approved. The Liquidator filed a Summons for the approval of his third report on October 13, 2004 and this was heard on December 14, 2004. The Court inter alia ordered that the Liquidator continue the administration of the liquidation of Tele-Art, Inc. substantially in accordance with his proposals contained in said report as well as the second report.

     As of December 31, 2002, due to the uncertainty of the final outcome of the litigation and in accordance with SFAS No. 5, “Accounting for Contingencies”, we have recorded a provision for $5.2 million as a component of accrued expenses pending a final determination of this matter by the courts. This represented the then-best estimate of the net monetary expense we would incur if our appeal is unsuccessful and the two judgment debts in the total amount of $38.0 million (including interest, costs, and related expenses) is determined as having the lowest priorities in recovering from the estate of Tele-Art, Inc. As of November 7, 2003, apart from Nam Tai, a total of three other creditors of Tele-Art, Inc., including Bank of China, had submitted their proof of debt to the liquidator. These claims, together with the claim by David Hague, the former liquidator of the Company for outstanding fees and expenses, amounted to approximately $3.4 million. As a result, the 2002 provision for $5.2 million was reduced to $3.9 million in the fourth quarter of 2003.

     With the two judgment debts as well as the several costs orders in favour of Nam Tai, Nam Tai is the major unsecured creditor of Tele-Art, Inc. holding approximately 99.9% outstanding debts of Tele-Art, Inc. Pursuant to the judgment of April 26 2004, we are in negotiations with the liquidator on the distribution of the redemption proceeds among the unsecured creditors. If our proposal is accepted by the liquidator and approved by the court, as well as all the legal matters related to Tele-Art, Inc. finalized, including the final determination of the creditor’s position of Bank of China, then the remaining portion of $3.9 million provision will also be reversed into income for the related period.

     However, the actual amount of the recovery, if any, is uncertain, and is dependent on a number of factors including the final determination of Bank of China’s position. We plan to continue to pursue vigorously all legal alternatives available to seek to recover the maximum amount of the outstanding debt from Tele-Art, Inc. as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art, Inc. In furtherance of this objective, Nam Tai commenced proceedings in 2002 against David Hague, the former liquidator of Tele-Art, Inc., and PriceWaterhouseCoopers for, inter alia, negligence and breach of statutory duty in their conduct of the liquidation. This matter is still in its initial stages as the Defendants are seeking leave to appeal against the dismissal of their challenge to the jurisdication of the BVI courts in this matter. We may incur substantial additional costs in pursuing our recovery and such costs may not be recoverable.

Note

1.	Subsequent to November 7, 2003, the number of shares was adjusted to 457,050 to reflect the ten-for-one stock dividend.

2.	Subsequent to November 7, 2003, the number of shares was adjusted to 560,099 to reflect the ten-for-one stock dividend.

Putative Class Actions

     On March 11, 2003, we were served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.), or the Rocco Action. In addition to Nam Tai, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.), or the Steigler Action, and together with the Rocco

Action, the Actions. The Actions have been consolidated since July 2003 and purports to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 18, 2003. Plaintiffs in the Actions assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to Nam Tai’s LPT segment. Our motion to dismiss was denied on September 27, 2004. The putative class action has not been certified as a class action by the court but we expect plaintiffs to seek such certification in the near future. The court has set May 23, 2005 to hear the certification motion. Nam Tai believes it has meritorious defenses and intends to defend the case vigorously.

Export Sales

Geographic Markets

     Approximate percentages of net sales to customers by geographic area based upon location of product delivery are set forth below for the periods indicated:

	Year ended December 31,
Geographic Areas	2002	2003	2004
China (excluding Hong Kong)	12%	25%	25%
Europe (excluding Estonia)	18	21	18
Japan	11	17	6
United States	14	14	11
Hong Kong	24	9	30
Estonia	8	5	1
North America (excluding United States)	3	—	1
Korea	7	6	4
Other	3	3	4
	100%	100%	100%

Dividends

     We have paid an annual dividend for the last eleven consecutive years. On February 7, 2005, we announced that we were increasing our regular annual dividend to $1.32 per share to be declared and paid quarterly commencing with the first quarter 2005 dividend of $0.33 per share. The following table sets forth the total cash dividends and dividends per share we have declared for each of the five years in the period ended December 31, 2004, adjusted to give effect to a three-for-one stock split effective on June 30, 2003.

		Year ended December 31,
	2000	2001	2002	2003	2004
Total dividends declared (in thousands)	$12,190	$4,134	$17,056	$37,584	$20,424
Regular dividends per share	$0.12	$0.13	$0.16	$0.20	$0.48
Special dividends	0.33	—	0.33	0.80	—
Total dividends per share	$0.45	$0.13	$0.49	$1.00	$0.48

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

     The following table sets forth the high and low closing sales prices for our common shares for the quarters in the three-year period ended December 31, 2004, adjusted to give effect to a three-for-one stock split effective on June 30, 2003:

	2002			2003			2004
			Average			Average			Average
			Daily			Daily			Daily
			Trading			Trading			Trading
	High	Low	Volume(1)	High	Low	Volume(1)	High	Low	Volume(1)
First Quarter	$6.35	$5.15	153,210	$11.30	$7.92	363,270	$34.24	$22.30	927,119
Second Quarter	7.73	6.10	143,827	14.13	6.94	288,459	28.00	13.99	509,173
Third Quarter	6.86	5.33	54,983	32.90	12.87	734,330	23.51	16.10	412,488
Fourth Quarter	9.07	6.17	303,351	42.48	26.25	1,393,722	23.14	18.07	283,030

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

     The following table sets forth the high and low closing sale prices for each of the last five years ended December 31, adjusted to give effect to a three-for-one stock split effective on June 30, 2003:

			Daily
			Trading
Year ended	High	Low	Volume(1)
December 31, 2004	$34.24	$13.99	532,568
December 31, 2003	42.48	6.94	597,858
December 31, 2002	9.07	5.15	164,011
December 31, 2001	6.38	3.77	81,656
December 31, 2000	6.88	4.31	113,644

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

     The following table sets forth the high and low closing sale prices during each of the most recent six months:

			Daily
			Trading
Month ended	High	Low	Volume(1)
February 28, 2005	$24.35	18.80	503,174
January 31, 2005	19.49	17.25	253,252
December 31, 2004	19.82	18.07	242,014
November 30, 2004	20.00	18.28	335,390
October 31, 2004	23.14	19.50	271,686
September 30, 2004	22.85	18.75	318,162

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

     On March 11, 2005, the last reported sale price of our common shares on the NYSE was $27.12 per share. As of February 28, 2005, there were 766 holders of record of our common shares.

Item 10. Additional Information

Share Capital

     Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. On June 20, 2003, we announced a three-for-one stock split effective on June 30, 2003 and a ten-for-one stock dividend effective November 7, 2003. As of February 28, 2005, 42,664,536 common shares were outstanding.

Memorandum and Articles of Association

     Holders of our common shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common shares do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common shares have no preemptive rights to purchase any additional, unissued common shares. All of our outstanding common shares are duly authorized, validly issued and nonassessable. All of our outstanding common shares are in registered form and we do not have any outstanding bearer shares.

     Pursuant to our Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, our Board of Directors without shareholder approval may amend our Memorandum and Articles of Association. This includes amendments to increase or reduce our authorized capital stock. Our ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Nam Tai, including a tender offer to purchase our common shares at a premium over the then-current market price.

     We have never had any class of stock outstanding other than our common shares nor have we ever changed the voting rights with respect to our common shares.

     Our registered office is at P.O. Box 3342, Road Town, Tortola, British Virgin Islands and we have been assigned company number 3805. Our object or purpose is to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of our Memorandum of Association. As an International Business Company, and as set forth in Clause 6, we are prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands, or accepting banking deposits or contracts of insurance. We do not believe these restrictions materially affect our operations.

     Paragraph 60 of our Amended Articles of Association, or Articles, provides that a director may be counted as one of a quorum in respect of any contract or arrangement in which the director is materially interested or makes with the Company; however, if the agreement or transaction cannot be approved by a resolution of directors without counting the vote or consent of any interested director, the agreement or transaction may only be validated by approval or ratification by a resolution of the shareholders, who are referred under the law of the British Virgin Islands as “members.” Paragraph 53 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to us. Paragraph 69 of the Articles provides that the directors may by resolution exercise all the powers on our behalf to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever we borrow money or as security for any of our debts, liabilities or obligations or those of any third party. These borrowing powers can be altered by an amendment to the Articles. There is no provision in the Articles for the mandatory retirement of directors; however, we have fixed 65 as the mandatory age of retirement for our directors. Directors are not required to own our shares in order to serve as directors.

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

     Paragraph 14 of the Articles provides that if at any time the authorized share capital is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

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

     As a result of the issuance of additional common shares in 2003 pursuant to the three-for-one stock split and increase in the number of Common Shares reserved for issuance under the Company’s 1993 Stock Option Plan and 2001 Stock Option Plan, the authorized share capital of the Company was enlarged from $200,000 to $2,000,000 and number of shares was increased from 20,000,000 to 200,000,000. The full text of our Amended Articles and Memorandum, amended on June 26, 2003, had been filed as Exhibit 1.1 with the Annual Report on Form 20-F for 2003.

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

Material Contracts

     The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Nam Tai or any subsidiary of Nam Tai is a party, for the two years immediately preceding the filing of this report:

•	An Agreement was entered into between J.I.C. Technology Company Limited and Glory Gate Enterprises Limited on June 28, 2003 for the disposal of transformers operation to Glory Gate Enterprises Limited.

•	On July 3, 2003, a Sale and Purchase Agreement was entered into between Nam Tai Electronic & Electrical Products Limited (Hong Kong) and Nam Tai Electronic & Electrical Products Limited (Cayman Islands) regarding the purchase of the entire 100% interest in Nam Tai Electronic (Shenzhen) Co., Ltd. by Nam Tai Electronic & Electrical Products Limited (Cayman Islands).

•	On August 22, 2003, we entered into a Purchase Agreement with Citigroup Global Markets Limited for the sale of 3% convertible notes of TCL International Holdings Ltd. at an aggregate price of HK$39,555,068.49 (approximately $5.03 million).

•	On October 28, 2003, a Construction Agreement, with commencement date of September 23, 2003, was entered into between Namtai Electronic (Shenzhen) Co., Ltd. and Takasago Thermal Engineering (Hong Kong) Co., Ltd. for the construction of new factory premises. The construction was completed by the end of the fourth quarter in 2004.

•	On December 9, 2003, an Investment Agreement and Shareholders Agreement was entered into among Mr. André Jolivet, Mr. Alain Jolivet, Remote Reward SAS, AGF Private Equity, Mighty Wealth Group Limited and Nam Tai Electronics, Inc. for acquiring an 11.33% equity interest in Stepmind with a consideration of approximately $5.3 million.

•	On January 2, 2004, a Supplemental Agreement was entered into among Mr. André Jolivet, Mr. Alain Jolivet, Remote Reward SAS, AGF Private Equity, Mighty Wealth Group Limited and Nam Tai Electronics, Inc. for consenting to release the second phrase of payment and increase capital investment in Stepmind should Stepmind fulfill certain conditions.

•	On March 10, 2004, an Agreement was entered into between Nam Tai Group Management Limited and Frontier Profit Inc. for selling Flat A, 22nd Floor, Tower 2 and Car Parking Space No. A86, The Leighton Hill, 2B Broadwood Road, Happy Valley, Hong Kong to Frontier Profit Inc. with a consideration of approximately $1.8 million.

•	On March 26, 2004, a Memorandum of Understanding was signed by Namtai Electronic (Shenzhen) Co., Ltd. and Nam Tai Electronic & Electrical Products Limited (Hong Kong) to confirm the respective rights and liabilities of Nam Tai Electronic & Electrical Products Limited (Hong Kong) and Namtai Electronic (Shenzhen) Co., Ltd. under an internal restructuring.

•	On March 31, 2004, a Sale and Purchase Agreement was entered into between Nam Tai Electronics, Inc. and Mr. Wong Toe Yeung regarding purchasing the entire issued share capital of Jasper Ace Limited from Mr. Wong Toe Yeung with the consideration of disposal of a 72.2% interest in Mate Fair Group Limited, cash of $25 million and 2,389,974 shares issued by Nam Tai Electronics, Inc.

•	On April 8, 2004, a Trademark License Agreement was entered into between Nam Tai Electronics, Inc. and Nam Tai Electronic & Electrical Products Limited for the use of certain “Namtai” trademarks.

•	On April 15, 2004, a Deed of Indemnity was entered into between Nam Tai Electronics, Inc., and Nam Tai Electronic & Electrical Products Limited in favour of Nam Tai Electronic & Electrical Products Limited regarding the Global Offering of 200,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.

•	On April 15, 2004, an Underwriting Agreement was entered into among Nam Tai Electronics, Inc. as the selling shareholder and the Hongkong and Shanghai Banking Corporation Limited, BNP Paribas Peregrine Capital Limited, Nomura International (Hong Kong) Limited, Cazenove Asia Limited, DBS Asia Capital Limited and VC CEF Capital Limited as public offer underwriters regarding the public offering of 20,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.

•	On April 21, 2004, a Supplemental Agreement was entered into between Nam Tai Electronics, Inc., and Mr. Wong Toe Yeung regarding to adjust the consideration for purchasing entire issued share capital of Jasper Ace Limited by canceling 973,210 common shares of Nam Tai Electronics, Inc., issued to Top Scale Company Limited on April 21, 2004.

•	On April 22, 2004, an Underwriting Agreement was entered into among Nam Tai Electronics, Inc. as the selling shareholder and the Hongkong and Shanghai Banking Corporation Limited, BNP Paribas Peregrine Capital Limited, Nomura International (Hong Kong) Limited, Cazenove Asia Limited, DBS Asia Capital Limited and VC CEF Capital Limited as international placing underwriters regarding the international placing of 180,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.

•	On April 22, 2004, a Pricing Determination Agreement was entered into among Nam Tai Electronics, Inc., Nam Tai Electronic & Electrical Products Limited and the Hongkong and Shanghai Banking Corporation Limited for determining the offering price of the shares of Nam Tai Electronic & Electrical Products Limited to be HK$3.88 per share.

•	On April 22, 2004, a Stock Borrowing Agreement was entered into between Nam Tai Electronics, Inc. and the Hongkong and Shanghai Banking Corporation Limited regarding the Global Offering of 200,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.

•	On August 4, 2004, an Accession Agreement was entered into between Welcome Success Technology Ltd. and Mr. Alain Jolivet in relation to the transfer of entire interest in Stepmind to Remote Reward SAS and became a party to the Shareholders Agreement entered into among Nam Tai Electronics, Inc., AGF Innovation 3, AGF Innovation 4, AGF Innovation 5, Mighty Wealth Group Limited, Remote Reward SAS, Mr. Alain Jolivet and Mr. Andre Jolivet executed on November 28, 2003, December 9, 2003 and December 10, 2003.

•	On August 18, 2004, an Escrow Agreement was entered into among Nam Tai Electronics, Inc., Welcome Success Technology Ltd., Remote Reward SAS, Johnson Stokes & Master, Mr. Andre Jolivet and Mr. Alain Jolivet in relation to the disposal of 1,457,720 shares in Stepmind to Remote Reward SAS with a consideration of Euros 4,253,301.98.

•	On August 19, 2004, a Subscription Agreement was entered into among TCL Industries Holdings (HK) Limited, TCL International Holdings Limited, Cheerful Asset Investments Limited, Jasper Ace Limited, Mate Fair Group Limited, and TCL Communication Technology Holdings Limited for subscribing 254,474,910 shares in TCL Communication Technology Holdings Limited in a consideration of RMB131,283,020.

•	On September 20, 2004, a Deed of Assignment of Trademarks was entered into between Nam Tai Electronics, Inc. and Namtai Electronic (Shenzhen) Co., Ltd. for assigning “Namtai & device” trademarks to Nam Tai Electronics, Inc.

•	Banking Facilities Letter from the Hongkong and Shanghai Banking Corporation Limited to Nam Tai Group Management Limited on September 24, 2004 regarding the renewal of Overdraft Facility of HK$500,000, Treasury Facilities of US$30,000,000 and Corporate Card of HK$1,100,000.

•	On October 15, 2004, a Share Transfer Agreement was entered into between J.I.C. Enterprises (Hong Kong) Limited and J.I.C. Technology Company Limited for the disposal of the entire issued share capital of Jetup Electronic (Shenzhen) Co., Ltd. to J.I.C. Technology Company Limited for a consideration of HK$105,878,396.

Exchange Controls

     There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai’s securities or on the conduct of our operations in Hong Kong and Macao or where our principal executive offices are located in the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our China subsidiaries, with the exception of a requirement that 10% of profits be reserved for future developments, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flow.

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

General

     This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and the United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular holder of our common shares, including, without limitation, the following:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for its securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

     For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:

•	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any State or political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

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

     For United States foreign tax credit limitation purposes, dividends received on our common shares will be treated as foreign source income and generally will be “passive income,” or in the case of certain holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends generally will be “passive category income,” or in the case of certain holders, “general category income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes, if any, imposed on dividends received on our common shares. The rules governing United States foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.

Sale, Exchange or Other Disposition of Our Common Shares

     Subject to the PFIC considerations discussed below, generally, in connection with the sale, exchange or other taxable disposition of our common shares:

•	you will recognize capital gain or loss equal to the difference (if any) between:

–	the amount realized on such sale, exchange or other taxable disposition and

–	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

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

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Currency Fluctuations

     We sell a majority of our products in US dollars and pay for our material components in Japanese yen, U.S. dollars, Hong Kong dollars, and Chinese renminbi. We pay labor costs and overhead expenses in Chinese renminbi, the currency of China (the basic unit of which is the yuan), Hong Kong dollars and Japanese yen. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00, through the currency-issuing banks in Hong Kong and, accordingly, has not in the past presented a currency exchange risk. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the US dollar.

     We believe our most significant foreign exchange risk results from material purchases made in Japanese yen. Approximately 8%, 16% and 6%, respectively, of our material costs have been in Japanese yen during the years ended December 31, 2002, 2003, and 2004. Sales made in Japanese yen account for less than 11% of sales for the years ended December 31, 2002, 2003 and 2004. Our business and operating results could be materially and adversely affected in the event of a severe increase in the value of the Japanese yen to the US dollar at a time when our sales made in Japanese yen are insufficient to cover our material purchases in Japanese yen.

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

     We may elect to hedge our currency exchange risk when we judge that such action may be required. In an attempt to lower the costs of expenditures in foreign currencies, we may enter into forward contracts or option contracts to buy or sell foreign currency(ies) against the U.S. dollar through one of our banks. As a result, we may suffer losses resulting from the fluctuation between the buy forward exchange rate and the sell forward exchange rate, or from the price of the option premium.

     As of December 31, 2004, we held no option or future contracts and during the year we did not purchase or sell any commodity or currency options. We are continuing to review our hedging strategy and there can be no assurance that we will not suffer losses in the future as a result of hedging activities.

Foreign Currency Risk

     As of December 31, 2004, we had no open forward contracts or option contracts to purchase or sell foreign currencies.

     Cash on hand at December 31, 2004 of $160,649,000 was held in the following currencies.

Equivalent
U.S. Dollar
Holdings
December 31, 2004
Japanese yen	5,554,000
United States dollars	131,561,000
Hong Kong dollar	5,823,000
Chinese renminbi	17,700,000
Macao Pataca	11,000

Interest Rate Risk

Short-term interest rate risk

     Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and short-term borrowings are subject to interest rate changes. Cash on hand of $160.6 million as of December 31, 2004 was invested in short-term interest-bearing investments having a maturity of three months or less. As such, interest income will fluctuate with changes in short-term interest rates. In 2004, we had $1.1 million in interest income and $195,000 in interest expense.

     As of December 31, 2004, we had utilized approximately $3.4 million of our credit facilities, including $2.1 million in short-term notes payable resulting in minimal interest rate risk.

Long-term interest rate risk

     As of December 31, 2004, we had $8.0 million in long-term bank borrowing, including the current portion of $2.9 million.

     Our long-term bank borrowing consisted of a $4.5 million term loan obtained in May 2002, has a term of four years and bear interest at a rate of 1.5% and subsequently changed to 0.75% effective August 2004 over three months’ LIBOR repayable in 16 quarterly installments of $281,250 beginning August 2002. The outstanding balance as of December 31, 2004 was $1.7 million. A $1.6 million term loan obtained in April 2004 has a term of four years and bears interest at a rate of 0.75% over three months’ LIBOR repayable in 16 quarterly installments of $100,000 beginning July 2004. The outstanding balance as of December 31, 2004 was $1.4 million. A $3.6 million term loan obtained in June 2004 has a term of four years and bears interest at a rate of 0.75% over three months’ LIBOR repayable in 16 quarterly installments of $225,000 beginning September, 2004. The outstanding balance as of December 31, 2004 was $3.2 million. A $1.8 million term loan obtained in December 2004 has a term of four years and bears interest at a rate of 0.75% over three months’ LIBOR repayable in 16 quarterly installments of $112,500 beginning March 2005.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

     As required by Rule 13a-14 under the Securities Exchange Act of 1934, as of December 31, 2004, the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934). This evaluation was carried out under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s controls and procedures were designed and provided reasonable assurance of preventing errors and irregularities.

     Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosures. The Company’s management have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report and have concluded that the Company’s disclosure controls and procedures were effective.

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

Item 16. [Reserved]

Item 16 A. Audit Committee Financial Expert

     The Company’s Board of Directors has determined that one member of the Audit Committee, Mark Waslen, qualifies as an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934. Mr. Waslen has a degree in Accounting and is a C.F.A., C.A. and a C.P.A. In addition to serving in various financial positions, including Nam Tai Group Financial Controller from 1990 to 1995 and Treasurer from 1998 to 1999, at Nam Tai, Mr. Waslen has worked at Peat Marwick Thorne, Deloitte Touche Tohmatsu and BME+ Partners Chartered Accountants.

     All three members of the audit committee, Messrs. Waslen, Chu and Lo, are independent non-executive directors.

Item 16 B. Code of Ethics

     The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which applies to the Company’s principal executive officers and to its principal financial and accounting officers. In July 2004, the Code of Ethics was revised to apply to all employees. A copy of the revised Code of Ethics is attached as Exhibit 14.1 to this Annual Report on Form 20-F. These codes have been posted on our website, which is located at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders may request a free copy in print form from:

Pan Pacific I.R. Ltd.
Attention : Investor Relations Office
Suite 1790 - 999 W. Hastings Street
Vancouver, BC
Canada V6C 2W2
Toll Free Telephone : 1-800-661-8831

Item 16 C. Principal Accountant Fees and Services

     Deloitte Touche Tohmatsu has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually at the Annual General Meeting. The Audit Committee will propose to the Annual General Meeting convening on June 6, 2005 that Deloitte Touche Tohmatsu be elected as the auditor for 2005.

     The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in 2004 and 2003.

	2004	2003
	US$’000	US$’000
Audit Fees(1)	702	271
Audit-related Fees(2)	21	1
Tax Fees(3)	3	11
All Other Fees(4)	15	8

Total	741	291

(1) Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents, and attestation services relating to the review of documents filed with the SEC. The fees for 2004 include US$159 of accrued audit fees for the 2004 year-end audit that were not billed until 2005. The fees for 2003 included $40 of accrued audit fees for the 2003 year-end audit that were not billed until 2004.

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

Audit Committee Pre-approval Policies and Procedures

     The Audit Committee of our Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the relevant regulations of the SEC and NYSE. The Audit Committee has adopted a policy, or the Policy, regarding pre-approval of audit and permissible non-audit services provided by our independent auditors.

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

     During 2003 and 2004, services provided to us by Deloitte Touche Tohmatsu representing less than 49.6% and 0.0%, respectively, of the total non-audit service fees were approved by the Audit Committee pursuant to the de minima exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16 D. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable

PART III

Item 17. Financial Statements

     Not Applicable

Item 18. Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Reports	F-2
Consolidated Statements of Income for the years ended December 31, 2002, 2003 and 2004	F-3
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-4
Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2002, 2003 and 2004	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004	F-6 – F-7
Notes to Consolidated Financial Statements	F-8 – F-36

     The information required within the schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission is either not applicable or is included in the notes to the Consolidated Financial Statements.

     Item 19 Exhibits.

          The following exhibits are filed as part of this annual report:

Exhibit
Number	DESCRIPTION
1.1	Memorandum and Articles of Association, as amended on June 26, 2003.*

4.1	Purchase Agreement entered into between Citigroup Global Markets Limited and Nam Tai Electronics, Inc. on August 22, 2003 for the sale of 3% convertible notes of TCL International Holdings Ltd. at an aggregate price of HK$39,555,068.49 (approximately $5.03 million).*

4.2	Agreement entered into between J.I.C. Technology Company Limited and Glory Gate Enterprises Limited on June 28, 2003 for the disposal of transformers operation to Glory Gate Enterprises Limited for approximately $2.4 million.*

4.3	Equity Interest Transfer Agreement between Nam Tai Electronic & Electrical Products Limited HK and Nam Tai Electronic & Electrical Products Limited July 3, 2003.

4.4	Construction Agreement, with commencement date of September 23, 2003, entered into between Namtai Electronic (Shenzhen) Co. Ltd. and Takasago Thermal Engineering (Hong Kong) Co. Ltd. on October 28, 2003 for the construction of new factory premises.*

4.5	An Investment Agreement and Shareholders Agreement entered into among Mr. André Jolivet, Mr. Alain Jolivet, Remote Reward SAS, AGF Private Equity, Mighty Wealth Group Limited and Nam Tai Electronics, Inc. on December 9, 2003 for acquiring an 11.33% equity interest in Stepmind with a consideration of approximately $5.3 million.*

4.6	A Supplemental Agreement entered into among Mr. André Jolivet, Mr. Alain Jolivet, Remote Reward SAS, AGF Private Equity, Mighty Wealth Group Limited and Nam Tai Electronics, Inc. on January 2, 2004 for consenting to the release of the second phase of payment and increasing capital investment in Stepmind should Stepmind fulfill certain conditions.*

4.7	Land Title Rights Issued by Shenzhen Municipal Bureau of Planning and Land Resources February 16, 2004.

4.8	An Agreement entered into between Nam Tai Group Management limited and Frontier Profit Inc. on March 10, 2004 for selling Flat A, 22nd Floor, Tower 2 and Car Parking Space No. A86, The Leighton Hill, 28 Broadwood Road, Happy Valley, Hong Kong to Frontier Profit Inc.*

4.9	A Memorandum of Understanding signed by Namtai Electronic (Shenzhen) Co., Ltd. and Nam Tai Electronic & Electrical Products Limited (Hong Kong) on March 26, 2004 to confirm the respective rights and liabilities of Nam Tai Electronic & Electrical Products Limited (Hong Kong) and Namtai Electronic (Shenzhen) Co., Ltd. under an internal restructuring.

4.10	A Sale and Purchaser Agreement entered into between Nam Tai Electronics, Inc. and Mr. Wong Toe Yeung on March 31, 2004 regarding purchasing the entire issued share capital of Jasper Ace Limited from Mr. Wong Toe Yeung with the consideration of disposal 72.2% interest in Mate Fair Group Limited, cash of $25 million and 2,389,974 shares issued by Nam Tai Electronics, Inc.

4.11	A Trademark License Agreement entered into between Nam Tai Electronics, Inc. and Nam Tai Electronic & Electrical Products Limited on April 8, 2004 for the use of certain “Namtai” trademarks.

4.12	A Deed of Indemnity entered into between Nam Tai Electronics, Inc, and Nam Tai Electronic & Electrical Products Limited on April 15, 2004 in favour of Nam Tai Electronic & Electrical Products Limited regarding the Global Offering of 200,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.

4.13	An Underwriting Agreement entered into among Nam Tai Electronics, Inc. as the selling shareholders and the Hongkong and Shanghai Banking Corporation Limited, BNP Paribas Peregrine Capital Limited, Nomura International (Hong Kong) Limited, Cazenove Asia Limited, BDS Asia Capital Limited and VC CEF Capital Limited as public offer underwriters on April 15, 2004 regarding the public offering of 20,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.

4.14	A Supplemental Agreement entered into between Nam Tai Electronics, Inc, and Mr. Wong Toe Yeung on July 27, 2004 to adjust the consideration for purchasing the entire issued share capital of Jasper Ace Limited by canceling 973,210 common shares of Nam Tai Electronics, Inc, issued to Top Scale Company Limited on April 21, 2004.

4.15	An Underwriting Agreement entered into among Nam Tai Electronics, Inc. as the selling shareholders and the Hongkong and Shanghai Banking Corporation Limited, BNP Paribas Peregrine Capital Limited, Nomura International (Hong Kong) Limited, Cazenove Asia Limited, BDS Asia Capital Limited and VC CEF Capital Limited as international placement underwriters on April 22, 2004 regarding the international placing of 180,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.

4.16	A Pricing Determination Agreement entered into among Nam Tai Electronics, Inc., Nam Tai Electronic & Electrical Products Limited and the Hongkong and Shanghai Banking Corporation Limited on April 22, 2004 for determining the offering price of the shares of Nam Tai Electronic & Electrical Products Limited to be HK$3.88 per share.

4.17	A Stock Borrowing Agreement entered into between Nam Tai Electronics, Inc. and the Hongkong and Shanghai Banking Corporation Limited on April 22, 2004 regarding the Global Offering of 200,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.

Exhibit
Number	DESCRIPTION
4.18	Amended 2001 Option Plan July 30, 2004

4.19	An Accession Agreement entered into between Welcome Success Technology Ltd. and Mr. Alain Jolivet on August 4, 2004 in relation to the transfer of entire interest in Stepmind to Remote Reward SAS and who became a party to the Shareholders Agreement which entered into among Nam Tai Electronics, Inc. , AGF Innovation 3, AGF Innovation 4, AGF Innovation 5, Mighty Wealth Group Limited, Remote Reward SAS, Mr. Alain Jolivet and Mr. Andre Jolivet executed on November 278, 2003, December 9, 2003 and December 10, 2003.

4.20	An Escrow Agreement entered into among Nam Tai Electronics, Inc., Welcome Success Technology Limited, Remote Reward SAS, Johnson Stokes & Master, Mr. Andre Jolivet and Mr. Alain Jolivet on August 18, 2004 in relation to the disposal of 1,457,720 shares in Stepmind to Remote Reward SAS with a consideration of Euros 4,253,301.98.

4.21	A subscription Agreement entered into among TCL Industries Holdings (HK) Limited, TCL International holdings Limited, Cheerful Asset Investments Limited, Jasper Ace Limited, Mate Fair Group Limited, and TCL Communication Technology Holdings Limited on August 19, 2004 for subscribing 254,474,910 shares in TCL Communication Technology Holdings Limited in a consideration of RMB131,283,020.

4.22	A Deed of Assignment of Trademarks entered into between Nam Tai Electronics, Inc. and Namtai Electronic (Shenzhen) Co. Ltd. on September 20, 2004 for assigning “Namtai & device” trademarks to Nam Tai Electronics, Inc.

4.23	A Banking Facilities Letter from the Hongkong and Shanghai Banking Corporation Limited to Nam Tai Group Management Limited on September 24, 2004 regarding the renewal of Overdraft Facility of HK$500,000, Treasury Facilities of US$30,000,000 and Corporate Card of HK$1,100,000.

4.24	A Share Transfer Agreement entered into between J.I.C. Enterprises (Hong Kong) Limited and J.I.C. Technology Company Limited on October 15, 2004 for the disposal of the entire issued share capital of Jetup Electronic (Shenzhen) Co. Ltd. to J.I.C. Technology Company Limited for a consideration of HK$105,878,396.

8.1	Diagram of Company’s subsidiaries. See Page 24 of this report.

10.1	Letter from MCW. Todman & Co. dated February 10, 2003. **

10.2	Letter from MCW. Todman & Co. dated February 17, 2003. **

12.1	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

14.1	Code of Ethics.

23.1	Consent of Deloitte Touche Tohmatsu.

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed with the registrant’s Form 20-F filed with the SEC on March 10, 2004.

**	Previously filed with the registrant’s Form 20-F filed with the SEC on February 28, 2003.

NAM TAI ELECTRONICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
March 4, 2005

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US dollars, except per share data)

	Year ended December 31,
	2002	2003	2004

Net sales - third parties	$228,167	$385,524	$499,680
Net sales - related party	7,849	20,782	34,181

Total net sales	236,016	406,306	533,861
Cost of sales	197,956	340,016	457,385

Gross profit	38,060	66,290	76,476

Selling, general and administrative expenses	17,983	24,866	28,053
Research and development expenses	2,686	4,037	5,045
Impairment of goodwill	339	—	—

Total operating expenses	21,008	28,903	33,098

Income from operations	17,052	37,387	43,378
Other (expenses) income, net	(6,859)	2,899	17,283
Gain on partial disposal of subsidiaries	17	1,838	77,320
Unrealized loss on marketable securities	—	—	(58,316)
Interest income	799	788	1,110
Interest expense	(790)	(121)	(195)

Income before income taxes and minority interests	10,219	42,791	80,580
Income taxes	(773)	(399)	(879)

Income before minority interests and equity in income (loss) of affiliated companies	9,446	42,392	79,701
Minority interests	(164)	(1,067)	(6,010)
Equity in income (loss) of affiliated companies	10,741	498	(6,806)

Income after minority interests and equity in income (loss) of affiliated companies	20,023	41,823	66,885
Discontinued operation	—	1,979	—

Net income	$20,023	$43,802	$66,885

Basic earnings per share	$0.57	$1.09	$1.57

Diluted earnings per share	$0.57	$1.07	$1.57

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share data)

	December 31,
	2003	2004

ASSETS
Current assets:
Cash and cash equivalents	$61,827	$160,649
Marketable securities	—	41,906
Accounts receivable, less allowance for doubtful accounts of $119 and $157 at December 31, 2003 and 2004, respectively	62,090	90,362
Amount due from a related party	2,707	66
Inventories	27,032	23,096
Prepaid expenses and other receivables	9,799	12,087
Income taxes recoverable	4,922	6,566

Total current assets	168,377	334,732

Investment in an affiliated company	9,855	3,049
Investments, at cost	16,366	—
Property, plant and equipment, net	77,647	97,441
Deposits for property, plant and equipment	3,327	7,701
Goodwill, net	20,137	15,831
Intangible assets, net	551	459
Other assets	1,435	1,260

Total assets	$297,695	$460,473

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Notes payable	$1,879	$2,080
Long term bank loans - current portion	1,125	2,875
Accounts payable	55,674	89,570
Accrued expenses and other payables	13,633	16,661
Dividend payable	2,062	5,120
Income taxes payable	530	183

Total current liabilities	74,903	116,489

Deferred income taxes	78	—
Long term bank loans - non-current portion	1,688	5,163

Total liabilities	76,669	121,652

Minority interests	3,908	33,768

Commitments and contingencies	—	—

Shareholders’ equity:
Common shares (2004: $0.01 par value - authorized 200,000,000 shares)	412	426
Additional paid-in capital	206,845	241,756
Retained earnings	9,863	56,324
Accumulated other comprehensive (loss) income	(2)	6,547

Total shareholders’ equity	217,118	305,053

Total liabilities and shareholders’ equity	$297,695	$460,473

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands of US dollars, except share and per share data)

					Accumulated	Total
	Common	Common	Additional		Other	Share-
	Shares	Shares	Paid-in	Retained	Comprehensive	holders’	Comprehensive
	Outstanding	Amount	Capital	Earnings	Income (loss)	Equity	Income (loss)
Balance at January 1, 2002	31,205,820	$312	$111,333	$57,691	$15	$169,351
Share buy-back program	(592,800)	(6)	—	(3,522)	—	(3,528)
Share redemption	(509,181)	(5)	—	(3,120)	—	(3,125)
Shares issued on exercise of public warrants	4,381,965	44	29,753	—	—	29,797
Shares issued on exercise of options	1,573,200	15	6,658	—	—	6,673
Advisors’ options (note 11b)	—	—	10	—	—	10
Net income	—	—	—	20,023	—	20,023	$20,023
Foreign currency translation	—	—	—	—	(17)	(17)	(17)

Comprehensive income							$20,006

Cash dividends ($0.49 per share, including special dividend of $0.33 per share)	—	—	—	(17,056)	—	(17,056)

Balance at December 31, 2002	36,059,004	360	147,754	54,016	(2)	202,128
Shares issued on exercise of options	1,425,600	14	8,494	—	—	8,508
Issue of stock dividend	3,746,668	38	50,333	(50,371)	—	—
Compensation expense (note 3(b)(iv))	—	—	264	—	—	264
Net income	—	—	—	43,802	—	43,802	$43,802

Cash dividends ($1.00 per share, including special dividend of $0.80 per share)	—	—	—	(37,584)	—	(37,584)

Balance at December 31, 2003	41,231,272	412	206,845	9,863	(2)	217,118
Shares issued on exercise of options	16,500	—	72	—	—	72
Shares issued on acquisition of a subsidiary	2,389,974	24	58,769	—	—	58,793
Cancellation of shares issued on acquisition of a subsidiary	(973,210)	(10)	(23,930)	—	—	(23,940)
Net income	—	—	—	66,885	—	66,885	$66,885
Unrealized gain of marketable securities	—	—	—	—	6,549	6,549	6,549

Comprehensive income							$73,434

Cash dividends ($0.48 per share)	—	—	—	(20,424)	—	(20,424)

Balance at December 31, 2004	42,664,536	$426	$241,756	$56,324	$6,547	$305,053

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2002	2003	2004

Cash flows from operating activities:
Net income	$20,023	$43,802	$66,885

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	10,397	12,172	13,924
Amortization of intangible assets	222	92	92
Loss (gain) on disposal of property, plant and equipment	977	(6)	347
Loss (gain) on disposal of other assets	21	—	(19)
Loss on disposal of convertible notes	—	102	—
Loss on disposal of investment	—	—	67
Realized gain on marketable securities - trading	(642)	—	—
Impairment of goodwill - business acquired from Micro Business Systems Industries Company Limited (“MBS”)	339	—	—
Unrealised loss on marketable securities TCL Communication Technology Holdings Limited (“TCL Communication”)	—	—	58,316
Release of unamortized goodwill of an affiliated company - Mate Fair Group Limited (“Mate Fair”)	520	—	—
Gain on disposal of a subsidiary and related intangible assets - BPC (Shenzhen) Co. Ltd (“BPC”)	(77)	—	—
Gain on disposal of a subsidiary - Jieyao Electronics (Shenzhen) Co., Ltd. (“Jieyao”)	—	(1,979)	—
Gain on partial disposal of a subsidiary - J.I.C. Technology Company Limited (“JIC Technology”)	—	(1,838)	(6,249)
Gain on partial disposal of a subsidiary - Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	—	—	(71,071)
Loss on reverse merger of subsidiaries - J.I.C. Group (B.V.I.) Limited and its subsidiaries (“JIC Group”)	2,655	—	—
Compensation cost on transfer of interest in a subsidiary - Namtek Software Development Company Limited (“Namtek Software”)	—	509	—
Amortization of advisors’ warrants and options	10	—	—
Share redemption and dividend withheld in settlement of a receivable - Tele-Art, Inc. (“Tele-Art”)	(3,519)	—	—
Equity in (income) loss of affiliated companies less dividend received	(285)	(498)	6,806
Dividend income	—	—	(15,913)
Deferred income taxes	(39)	(34)	(78)
Minority interests	164	1,067	6,010
Changes in current assets and liabilities (net of effects of acquisitions and disposals):
Proceeds from marketable securities - trading	10,147	—	—
Increase in accounts receivable	(8,531)	(11,146)	(28,272)
(Increase) decrease in amount due from a related party	—	(2,707)	2,641
(Increase) decrease in inventories	(7,625)	(8,554)	3,936
Decrease (increase) in prepaid expenses and other receivables	496	(3,027)	2,654
Decrease (increase) in income taxes recoverable	498	(4,067)	(1,644)
(Decrease) increase in notes payable	(562)	894	201
Increase in accounts payable	10,816	17,971	33,896
Increase in accrued expenses and other payables	6,151	1,189	3,028
Increase (decrease) in income taxes payable	112	330	(347)
Decrease in amount due to a related party	(2,766)	—	—

Total adjustments	19,479	470	8,325

Net cash provided by operating activities	$39,502	$44,272	$75,210

NAM TAI ELECTRONICS. INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2002	2003	2004

Cash flows from investing activities:
Purchase of property, plant and equipment	$(18,485)	$(17,053)	$(38,611)
Increase in deposits for property, plant and equipment	—	(3,103)	(4,374)
Prepayment for long term investment	—	(5,277)	—
Increase in other assets	(25)	(24)	(37)
Acquisition of an affiliated company - Alpha Star	—	(10,000)	—
Acquisition of long term investments - TCL Corporation/ iMagic Infomedia Technology Limited	(11,968)	(384)	—
(Acquisition) proceeds from disposal of convertible notes - TCL International Holdings Limited	(5,128)	5,026	—
Acquisition of additional shares in subsidiaries, net of cash acquired - JIC Group and Mate Fair	(436)	—	—
Acquisition of marketable securities - TCL Communication	—	—	(25,084)
Proceeds from partial disposal of subsidiaries - JIC Technology and Namtek Software/JIC Technology and NTEEP	—	4,165	95,449
Proceeds from disposal of property, plant and equipment	628	2,595	4,546
Proceeds from disposal of investment	—	—	5,609
Proceeds from disposal of other assets	—	—	231
Proceeds from disposal of a subsidiary, net of cash disposal of - Jieyao	—	2,386	—
Proceeds from disposal of a subsidiary and related intangible assets, net of cash disposal of — BPC	1,654	—	—

Net cash (used in) provided by investing activities	(33,760)	(21,669)	37,729

Cash flows from financing activities:
Cash dividends paid	(16,654)	(37,777)	(19,414)
Share buy-back program	(3,528)	—	—
Repayment of bank loans	(2,703)	(13,984)	(5,375)
Proceeds from bank loans	4,500	—	10,600
Proceeds from shares issued on exercise of options and warrants	36,470	8,508	72

Net cash provided by (used in) financing activities	18,085	(43,253)	(14,117)

Effect of foreign currencies on cash flows	(26)	—	—

Net increase (decrease) in cash and cash equivalents	23,801	(20,650)	98,822
Cash and cash equivalents at beginning of year	58,676	82,477	61,827

Cash and cash equivalents at end of year	$82,477	$61,827	$160,649

Supplemental schedule of cash flow information:
Interest paid	$790	$121	$195
Income taxes paid, net	227	4,183	2,953

Non-cash financing transactions:
Share redemption and dividend withheld in settlement of a receivable - Tele-Art	$3,519	$—	$—

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except share and per share data)

1.	Company Information

Nam Tai Electronics, Inc. and subsidiaries (the “Company” or “Nam Tai”) is an electronics manufacturing and design services provider to a selected group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Through its electronics manufacturing services, or EMS, operations, the Company manufactures electronic components and subassemblies, including liquid crystal display, or LCD, panels, LCD modules, radio frequency, or RF, modules, flexible printed circuit subassemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. The Company also manufactures finished products, including cellular phones, palm-sized PC’s, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and Bluetooth™ wireless headset accessory for use with cellular phones.

The Company was founded in 1975 and moved its manufacturing facilities to the People’s Republic of China (the “PRC”) in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, PRC in order to capitalize on opportunities offered in Southern China. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands (“BVI”) in August 1987. The Company’s principal manufacturing and design operations are based in Shenzhen, the PRC, approximately 30 miles from the Hong Kong Special Administrative Region (“Hong Kong”). Its PRC headquarters are located in the Macao Special Administrative Region (“Macao”). Some of the subsidiaries’ offices are located in Hong Kong and Macao, which provides it access to Hong Kong’s and Macao’s infrastructure of communication and banking and facilitates management of its PRC operations. The Company’s principal manufacturing operations are conducted in the PRC. The PRC resumed sovereignty over Hong Kong and Macao effective July 1, 1997 and December 20, 1999, respectively, and politically Hong Kong and Macao are integral parts of China. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements means the PRC and all of its territories excluding Hong Kong and Macao.

In 2004, Nam Tai’s operations were re-organized into three reportable segments consisting of consumer electronics and communication products (“CECP”), telecommunication components assembly (“TCA”) and LCD panels (“LCDP”). In 2003, CECP and TCA were classified as a single reportable segment as consumer electronic products (“CEP”) while LCDP also comprised the transformers operations and collectively referred to as LCD panels and transformers (“LPT”). Through the disposal of a subsidiary in 2003, the Company discontinued its transformers operations, details of which are set out in note 3(b)(iii).

2.	Summary of Significant Accounting Policies

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries. The Company consolidates companies in which it has controlling interest of over 50%. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

The equity method of accounting is used when the Company has the ability to exercise significant influence over the operating and financial policies of an investee, which is normally indicated by a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities and distributions received, if any.

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

Marketable securities at December 31, 2004 are principally equity securities and are classified as available-for-sale. Securities classified as available-for-sale are stated at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income (loss). Realized gains and losses on the sale of the available-for-sale securities are determined using the specific-identification method and are reflected in other income (expenses).

(d)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

For the Company’s CECP and TCA reporting units, the Company orders inventory from its suppliers based on firm customer orders for product that is unique to each customer. The inventory is utilized in production as soon as all the necessary components are received. The only reason that inventory would not be utilized within six months is if a specific customer deferred or cancelled an order. As the inventory is typically unique to each customer’s products, it is unusual for the Company to be able to utilize the inventory for other customers’ products. Therefore, the Company’s policy is to negotiate with the customer for the disposal of such inventory that remained unused for six months. The Company does not generally write down its inventories as usually, the customers are held to their purchase commitments. However, there are cases where customers are contractually obligated to purchase the unused inventory from the Company, but the Company may elect not to immediately enforce such contractual right for business reasons. In this connection, the Company will consider writing down these inventory items which remained unused for over six months at the Company’s own cost. Prior to writing down, management would determine if the inventory can be utilized in other products.

For the Company’s LCDP segment, due to the nature of the business, LCDP customers do not always place orders advance enough to enable the Company to order inventory from suppliers based on firm customer orders. Nonetheless, management reviews its inventory balance on a regular basis and writes down all inventory over six months old if it is determined that the relevant inventory can not be utilized in the foreseeable future.

(e)	Property, plant and equipment

Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction. No interest was capitalized for the years ended December 31, 2002, 2003 and 2004. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses for the disposal of leasehold land are included in other income (expenses) while gains and losses from the disposal of other property, plant and equipment are included in income from operations.

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

2.	Summary of Significant Accounting Policies - continued

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

With effect from January 1, 2002, the Group adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. Under this statement goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment at the reporting unit level on at least an annual basis. A reporting unit is an operating segment or one level below an operating segment (i.e. a component) as defined in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Through May 2002, the Company operated in two reporting units, which were its then operating segments of CEP and LPT. Beginning in June 2002, the Company segregated its then LPT segment into two reporting units: LCD panels and transformers. In June 2003, the Company disposed of its transformers operation through the disposal of a subsidiary, details of which are set out in note 3(b)(iii). Effective April 2004, the Company operated in three reporting units which were its reportable segments of CECP, TCA and LCDP.

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

(g)	Impairment or disposal of long-lived assets

The Company reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the estimated fair value of the assets.

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

Shipping and handling costs are classified as to cost of sales for material purchased and selling expenses for those costs incurred in the delivery of finished products. During the years ended December 31, 2002, 2003, and 2004, shipping and handling costs classified as costs of sales were $536, $466 and $536, respectively. During the years ended December 31, 2002, 2003 and 2004, shipping and handing costs classified as selling expenses were $808, $870 and $767, respectively.

(j)	Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products and are expensed as incurred.

(k)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $528, $261 and $265 for the years ended December 31, 2002, 2003 and 2004, respectively.

(l)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see note 14) are charged to the consolidated statement of income as incurred.

(m)	Income taxes

PRC tax paid by subsidiaries operating in the PRC during the year is recorded as an amount recoverable at the balance sheet date when management has filed or has the intention to file an application for reinvestment of profits and a refund is expected unless there is an indication from the PRC tax authority that the refund, or a portion of which, will be refused.

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

(n)	Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of income.

The functional currencies of the Company and its subsidiaries include the U.S. dollar, Hong Kong dollar or the Chinese Renminbi. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar, the reporting currency, are translated in accordance with SFAS No. 52, “Foreign Currency Translation”. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

The exchange rate between the Hong Kong dollar and the U.S. dollar were approximately 7.7989,7.7643 and 7.7732 as of December 31, 2002, 2003 and 2004, respectively. The exchange rate between the Chinese Renminbi and the U.S. dollar is based on the applicable rate of exchange quoted by the People’s Bank of China prevailing at the balance sheet date and were approximately 8.2773, 8.2767 and 8.2765 as of December 31, 2002, 2003 and 2004, respectively.

2.	Summary of Significant Accounting Policies - continued

(o)	Earnings per share

On June 20, 2003, the Company’s board of directors declared a 1 for 3 stock split of its outstanding common shares. Each shareholder of record on June 30, 2003 received two additional shares for each common share held at that date. In addition, the Company retained the current par value of $0.01 per share. Accordingly, all references to numbers of common shares, per share data and stock option data in the accompanying financial statements have been restated to reflect the stock split on a retroactive basis.

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

The Company does not recognize compensation expense for employee stock-based compensation if the strike-price is equal to or greater than the market price of the stock at the date of grant. The Company’s policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant. The Company continues to account for stock-based compensation arrangements under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and provides additional financial statement disclosure in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation". The Company recognizes compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model. See note 11.

The Company has two stock-based employee compensation plans, as more fully described in note 11(b). Stock-based employee compensation costs are not reflected in net income when options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition.

Year ended December 31,		2002	2003	2004
Net income, as reported		$20,023	$43,802	$66,885
Less: Stock based compensation costs under fair value based method for all awards		(1,491)	(582)	(4,476)

Net income, pro forma		$18,532	$43,220	$62,409

Basic earnings per share	As reported	$0.57	$1.09	$1.57
	Pro forma	$0.53	$1.07	$1,47

Diluted earnings per share	As reported	$0.57	$1.07	$1.57
	Pro forma	$0.52	$1.06	$1.47

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No.123R, “Share-Based Payment”. This statement is a revision to SFAS 123 and supersedes APB Opinion No. 25 (see note 2(t)).

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

Accumulated other comprehensive income (loss) represents unrealized gains on marketable securities and foreign currency translation adjustments and is included in the consolidated statement of shareholders’ equity.

(s)	Fair value disclosures

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, income taxes recoverable, notes payable, accounts payable, accrued expenses and other payables approximate their fair values due to the short term nature of these instruments. The carrying amount of long term debt also approximates fair value due to the variable nature of the interest calculations.

(t)	Recent changes in accounting standards

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus in EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on the Company’s financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 2 (p) pursuant to the disclosure requirements of SFAS No. 148.

3.	Investment in Subsidiaries

(a)	Subsidiaries

			Percentage of ownership
	Place of	Principal	as at December 31
	incorporation	activity	2003	2004

Consolidated principal subsidiaries:

Jasper Ace Limited (“Jasper Ace”)	BVI	Investment holding	—	100%
J.I.C. Technology Company Limited (“JIC Technology”)	Cayman Islands	Investment holding	74.86%*	71.63%
J.I.C Enterprises (Hong Kong) Limited	Hong Kong	Manufacturing and trading**	74.86%*	71.63%
Jetup Electronic (Shenzhen) Co., Limited (“Jetup”)	PRC	Manufacturing	74.86%*	71.63%
J.I.C. (Macao Commercial Offshore) Company Limited	Macao	Trading of electronic components and the provision of marketing, management and technical consultancy services	-	71.63%
Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	Cayman Islands	Investment holding	100%	75%
Nam Tai Group Management Limited	Hong Kong	Provision of management services	100%	100%
Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited	Macao	Provision of management and sales co-ordination and marketing services	100%	75%
Nam Tai Telecom (Hong Kong) Company Limited	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”, formerly known as Nam Tai Electronic & Electrical Products Limited)	Hong Kong	Inactive	100%	100%
Namtai Electronic (Shenzhen) Co., Ltd.	PRC	Manufacturing and trading	100%	75%
Namtek Japan Company Limited	Japan	Provision of sales co-ordination and marketing services	80%	80%
Namtek Software Development Company Limited (“Namtek Software”)	Cayman Islands	Investment holding	80%	80%
Shenzhen Namtek Company Ltd.	PRC	Software development	80%	80%
Zastron Electronic (Shenzhen) Co. Ltd.	PRC	Manufacturing and trading	100%	100%
Zastron Precision-Tech Limited (“ZPTL”, formerly known as Nam Tai Telecom (Cayman) Company Limited)	Cayman Islands	Investment holding	100%	100%
Zastron (Macao Commercial Offshore) Company Limited	Macao	Provision of sales co-ordination and marketing services	-	100%
Mate Fair Group Limited	BVI	Investment holding	72.22%	—

*	Upon full conversion of the preference shares held by the Company, the Company would have an effective interest of 88.39% in these subsidiaries as of December 31, 2003 (see note 3(b)(ii)).

**	Business ceased subsequent to December 31, 2004.

     3. Investment in Subsidiaries - continued

(b)	Significant transactions

(i)	In March 2000, NTTC, a wholly-owned subsidiary of the Company, together with Toshiba Battery Co., Ltd. (“TBCL”), established BPC, a wholly foreign owned enterprise in Shenzhen, PRC. NTTC had a 86.67% interest in BPC and the investment cost of $1,300 was contributed in cash. BPC was located within the Company’s manufacturing complex where it produced and sold high-end, environmentally friendly, rechargeable lithium ion battery packs. Effective April 30, 2002, the Company sold its 86.67% joint venture interest in BPC to a TBCL related company for $2,131 resulting in a gain of $17. During the period from January 1, 2002 through April 30, 2002, the Company recognized net sales of $7,849 from TBCL and its related companies.

(ii)	In June 2002, through a reverse merger, the Company arranged for the listing of JIC Group (B.V.I.) Limited and its subsidiaries (the “JIC Group”) on The Stock Exchange of Hong Kong Limited (the “SEHK”). To effect the listing, the Company entered an agreement with the liquidators of Albatronics (Far East) Company Limited (“Albatronics”), whose shares had been listed on the SEHK and which was placed into voluntary liquidation in August 1999. The Company owned slightly more than 50% of the outstanding capital stock of Albatronics. Under the agreement, the Company agreed to transfer the JIC Group into JIC Technology, a new company, for a controlling interest in JIC Technology. Prior to it being placed into voluntary liquidation, Albatronics and its subsidiaries were engaged in the trading of electronic components and manufacturing of consumer electronics products. Due to the troubled financial condition of Albatronics at December 31, 1998, it was probable that the Company would never be in a position to exercise control over Albatronics as such control would rest with the creditors of Albatronics. Accordingly, the Company did not consolidate Albatronics’ financial statements at December 31, 1998, for the year then ended or for any subsequent period. As of December 31, 1999 the investment was written off. On February 1, 2000, the Company received an invitation soliciting offers for the rescue or restructuring of Albatronics from Albatronics’ liquidators. In June 2002, Albatronics’ listing status on the SEHK was withdrawn and JIC Technology was listed on the SEHK free from the liabilities of Albatronics. For the Company’s contribution to JIC Technology, the Company received a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock, respectively, of companies organized under U.S. law. The Company, the creditors of Albatronics and the Hong Kong public who held shares of Albatronics received ordinary shares of JIC Technology equal to approximately 70.4%, 24.1% and 5.5%, respectively, of the outstanding ordinary shares of JIC Technology. The Company also received preference shares of JIC Technology, which upon their full conversion, would result in the Company, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of JIC Technology. On June 4, 2002, the reverse merger was completed and all the shares of Albatronics were transferred to the liquidators for a nominal consideration. The then preference shares were non-redeemable, non-voting shares that ranked pari passu with ordinary shares of JIC Technology on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including the Company) may convert them if such conversion would result in the minimum public float of 25% that is required under the Hong Kong Stock Exchange listing rules not being met.

Due to the reverse merger, the Company’s effective interest in the JIC Group reduced from 100% to 92.9%. As a result of this reduction in interest during 2002, the Company has released unamortized goodwill of $1,483, representing 7.1% of the goodwill that had previously been recorded upon purchasing the JIC Group in October 2000. The release of unamortized goodwill is included as part of the loss on reverse merger of the JIC Group of $2,655.

3.	Investment in Subsidiaries - continued

(b)	Significant transactions - continued

(ii)- continued

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

During the period from June to November 2003, the Company disposed of totally 42,600,000 ordinary shares of JIC Technology for cash considerations of $4,005. The disposal resulted in a net gain on partial disposal of a subsidiary of $1,838 after deducting the releasing of unamortized goodwill of $1,171. In November 2003, the Company converted 175,100,000 preference shares into 170,000,000 ordinary shares of JIC Technology. As at December 31, 2003, the Company held 263,900,688 ordinary shares of JIC Technology, equivalent to 74.86% of issued ordinary shares, and 423,320,000 preference shares. Upon full conversion of the preference shares owned, the Company would have held approximately 88.39% of JIC Technology as of December 31, 2003.

In November and December 2004, the Company disposed of totally 128,000,000 ordinary shares of JIC Technology for cash considerations of $12,902. The disposal resulted in a net gain on partial disposal of a subsidiary of $6,249 after deducting the releasing of unamortized goodwill of $3,518. The Company also converted all outstanding preference shares into 313,902,912 ordinary shares of JIC Technology resulting in 71.63% equity interest held in JIC Technology as of December 31, 2004.

(iii)	In order to concentrate its effort on its LCD panels reporting unit, in June 2003, JIC Technology disposed its transformers reporting unit to a third party for a cash consideration of $2,426. Sales of the transformers reporting unit for the years ended December 31, 2002 and 2003 were $11,324 and $6,284, respectively, and were insignificant comparing to the sales of the Company as a whole. The income from operations of the transformers reporting unit was less than 3% and 1% of the Company’s income from operations for the years ended December 31, 2002 and 2003, respectively. The transformers reporting unit had no non-operating income or expenses for the years ended December 31, 2002 and 2003.

The proceeds from the disposal exceeded the carrying value of the net assets of the transformers reporting unit, resulting in a gain from discontinued operation, net of minority interests, in 2003 of $1,979.

The carrying amounts of the assets and liabilities of the transformers reporting unit at the date of disposal were as follows:

Net assets disposed of:

Property, plant and equipment	$559
Cash	40
Other assets	870
Liabilities	(1,176)

Total	$293

(iv)	In January 2003, the Company disposed of 20% of its equity interest in Namtek Software to a company which is owned by the management of Namtek Software for a cash consideration of $160. As of the date of disposal, Namtek Software was fair valued at $3,347. Accordingly, a charge to compensation expense of $509 and a credit to additional paid-in capital of $264 (being the difference between the net asset value and fair value of Namtek Software disposed) resulted.

3.	Investment in Subsidiaries - continued

(b)	Significant transactions - continued

(v)	In September 2000, the Company acquired a 5% indirect shareholding in both Huizhou TCL Mobile Communication Co., Ltd. (“Huizhou TCL”) and TCL Mobile Communication (HK) Co., Ltd. (collectively “TCL Mobile”) through the acquisition of 25% of the outstanding shares of Mate Fair, a privately held investment holding company incorporated in the BVI with a 20% shareholding interest in TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in the PRC as well as overseas markets. The acquisition in Mate Fair was satisfied by cash consideration of approximately $2,036. The 25% share of the net book value of Mate Fair on that date was approximately $511. Goodwill of approximately $1,525 was recorded by the Company and was initially being amortized on a straight-line basis over 10 years starting in September 2000.

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

In April 2004, the Company increased its equity interest in Huizhou TCL to 9% through exchange of its existing 72.2% interest in Mate Fair, which had a 3.033% equity interest in Huizhou TCL, and acquiring the entire issued share capital of Jasper Ace, a holding company with no operations, which directly holds 9% equity interest in Huizhou TCL. The acquisition was satisfied by the exchange of the Company’s 72.2% equity interest in Mate Fair, cash of $25,000, and 1,416,764 new shares in the Company upon a pricing adjustment in July 2004 resulting in the cancellation of 973,210 shares of the Company previously issued as part of the purchase consideration.

(vi)	In April 2004, one of the then wholly owned subsidiaries of the Company, NTEEP, completed public offering of its common stock on the SEHK in which the Company disposed of a 25% interest in this subsidiary resulting in a gain on partial disposal of US$71,071.

3.	Investment in Subsidiaries - continued

(c)	Establishment of subsidiaries

(i)	In June 2003, Namtek Software established Namtek Japan Company Limited, a subsidiary incorporated in Japan, at an investment cost of $85. Its principal activity is sales co-ordination and marketing of software.

(ii)	In June 2003, the Company established two wholly-owned subsidiaries, namely ZPTL and NTEEP, incorporated in the Cayman Islands. Their principal activity is to act as investment holding companies.

(iii)	In August 2003, the Company established Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, a wholly-owned subsidiary incorporated in Macao, at an investment cost of $13. Its principal activity is provision of consultancy services to other group companies, and to act as the Company’s PRC headquarters due to the continuous increase in investment in China.

(iv)	In March 2004, the ZPTL established Zastron (Macao Commercial Offshore) Company Limited, a subsidiary incorporated in Macao, at an investment cost of $13. Its principal activity is provision of sales co-ordination and marketing activities to group companies.

(v)	In November 2004, J.I.C. Technology established J.I.C. (Macao Commercial Offshore) Company Limited, a wholly owned subsidiary incorporated in Macao, at an investment cost of $13. Its principal activity is trading of electronic components, and the provision of marketing, management and technical consultancy services.

(d)	Retained earnings

Retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from the PRC. In the event that dividends are paid by the Company’s PRC subsidiaries, such dividends will reduce the amount of reinvested profits and accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows. In addition, pursuant to the PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and amounted to $400 and $6,164 as of December 31, 2003 and 2004 respectively.

4.	Inventories

Inventories consist of the following:

At December 31,	2003	2004
Raw materials	$17,448	$19,815
Work-in-progress	4,534	1,578
Finished goods	5,050	1,703

	$27,032	$23,096

5.	Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

At December 31,	2003	2004
At cost
Land use right, leasehold land and buildings	$47,777	$45,499
Machinery and equipment	61,417	80,479
Leasehold improvements	12,506	15,226
Furniture and fixtures	1,967	2,026
Automobiles	1,432	1,427
Tools and molds	132	196

Total	125,231	144,853
Less: accumulated depreciation and amortization	(50,283)	(60,706)
Construction in progress	2,699	13,294

Net book value	$77,647	$97,441

As at December 31, 2004, the Company has entered into commitments for capital expenditure for property, plant and equipment of approximately $17,080, which are expected to be disbursed during the year ending December 31, 2005.

6.	Goodwill

Goodwill consists of the following:

	CECP	LCDP
	Segment	Segment
	(reporting	(reporting
	unit)	unit)	Total
Balance at January 1, 2003	$788	$20,520	$21,308
Goodwill release related to disposition of 5.58% interest in JIC Technology (see note 3(b)(ii))	—	(1,171)	(1,171)

Balance at December 31, 2003	$788	$19,349	$20,137
Goodwill release related to disposition of 16.76% interest in JIC Technology	—	(3,518)	(3,518)
Goodwill release related to disposition of 72.22% interest in Mate Fair	(788)	—	(788)

Balance at December 31, 2004	$—	$15,831	$15,831

No goodwill has been assigned to the “transformer” reporting unit of the previous LPT Segment as the Company’s purchase of the JIC Group was exclusively for the “LCD panel” reporting unit.

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

7.	Intangible Assets, net

Amortized intangible assets, net consist of the following:

At December 31,	2003	2004
Gross carrying amount of licenses	$643	$643
Accumulated amortization	(92)	(184)

Net carrying amount	$551	$459

Amortization expense charged to income from operations for the year ended December 31, 2002, 2003 and 2004 was $222, $92 and $92, respectively. Amortization expense on intangible assets for each of the next five years is as follows:

Year ending December 31,
- 2005	$92
- 2006	92
- 2007	92
- 2008	92
- 2009	91

Total	$459

8. Investment in Affiliated Companies, Equity Method

The Company’s investments accounted for under the equity method are disclosed below. The Company has not made any loans or guarantees or has any contingent liabilities with these companies.

Mate Fair

Mate Fair was accounted as an affiliated company until November 11, 2002. Details of the investment in Mate Fair are set out in note 3(b)(v).

Alpha Star

In January 2003, the Company further expanded its business to include wireless communication technology and related products. The Company made a strategic investment of $10,000 by subscribing for a 25% shareholding in Alpha Star, a BVI company, which is the ultimate holding company of JCT Wireless Technology Company Limited (“JCT”), a company engaged in the design, development and marketing of wireless communication terminals and wireless application software. The Company also manufactures wireless communication terminals and related modules for JCT. As part of the agreement, Alpha Star agreed to purchase from the Company at least 50 percent of the orders it, or any of its subsidiaries, receives for RF modules provided the Company performs such manufacturing services at a price comparable to the market. The fair value of this arrangement was estimated to be $643 and is included in the consolidated balance sheet as an intangible asset (note 7). The Company had one representative on Alpha Star’s board of directors until his resignation in July 2004.

The Company initially recorded goodwill of approximately $5,596 as a result of the acquisition of Alpha Star. The Company recorded $498 on equity in earning of Alpha Star for 2003 but recognized an equity in loss of $1,210 for 2004. In the third quarter of 2004, the Company recorded an other-than-temporary cash impairment charge of approximately $5,596 to write-down its investment in Alpha Star upon careful assessment of various factors relevant to the affiliate, including the competitive handset market in the PRC.

As of December 31, 2003 and 2004, JCT owed the Company $2,707 and $66. For the year ended December 31, 2003 and 2004, the Company recognized net sales of $20,782 and $34,181 to JCT and purchased raw materials of $5,456 and $12,398 from JCT and its related companies, respectively.

9. Investments

Investments in TCL

The Company had various investments in TCL Group of companies in the form of convertible notes, and available for sale marketable securities. During the year ended December 31, 2003, the Company disposed of the convertible notes. During the year ended December 31, 2004, the investments at cost became marketable securities upon the listing of these investments on public stock exchanges. The Company has not incurred any material operating revenue or expenses from the TCL Group of companies, for the years ended December 31, 2002, 2003 and 2004.

(a)	Convertible Notes

On November 11, 2002, in connection with its disposal of 1.467% indirect interest in Huizhou TCL (see note 3(b)(v)) for approximately $10,424, the Company purchased $5,128 in 3% convertible notes (“CB Note”) due in November 2005 of TCL International Holdings Limited, a company publicly listed on the SEHK. In August 2003, the CB Note was disposed of by the Company for a consideration of $5,026, resulting in a loss of $102.

9. Investments — continued

(b)	Investments, at cost/available for sale investment securities

(i)	TCL Corporation

In January 2002, the Company acquired a 6% equity interest in TCL Holdings Corporation Ltd., now known as TCL Corporation, for a consideration of $11,968. TCL Corporation, an enterprise established in the PRC, is the parent company of the TCL Group of companies. TCL Corporation’s scope of business includes the import and export of raw materials, the design, manufacturing and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products. TCL Corporation changed from a limited liability company to a company limited by shares in April 2002 (the “Establishment Date”).

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

As these promoter’s shares have a restriction on their sale prior to April 2005, the Company hired a third party valuation firm to determine the fair value of these shares as of December 31, 2004 and recognized an unrealized gain of $6,549 based on the Company’s cost of $11,968 and an estimated fair value of $20,700.

(ii)	Huizhou TCL

The Company had a 3.033% direct interest in Huizhou TCL. As described in note 3(b)(v), the Company increased its equity interest in Huizhou TCL to 9%. In August 2004, as part of the preparation for TCL Communication’s public offering on SEHK, the shares in Huizhou TCL were exchanged for the shares in TCL Communication. In September 2004, TCL Communication’s public offering was completed. At December 31, 2004, the Company’s investment in TCL Communication is stated at fair value based on the traded market price of TCL Communication’s shares and recognized an unrealized loss of $58,316 based on the Company’s cost of $79,522 and a fair value of $21,206.

Investment in Stepmind

In December 2003, the Company paid approximately $5,277 (Euros 4,250) into an escrow account for an investment in Stepmind, which was included in prepaid expenses and other receivables at December 31, 2003. Approximately $2,646 (Euros 2,122) was released from the escrow account in January 2004 for the Company’s first phase of investment and was included in investments. In August 2004, the remaining balance in the escrow account was released. In the same month, the Company disposed of its entire interest in Stepmind to one of the shareholders of Stepmind at the original subscription price. As a result, a loss of $67, representing the legal and administrative costs incurred, was noted.

10. Bank Loans and Banking Facilities

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities and overdrafts. At December 31, 2003 and 2004, these facilities totaled $62,256 and $87,923, of which $53,947 and $84,495 were unused at December 31, 2003 and 2004, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks’ usual lending rates in Hong Kong and the credit lines are normally subject to annual review. The banking facilities are secured by guarantees given by Nam Tai and certain subsidiaries and restrict the pledge of assets to any other banks without the prior consent of the Company’s bankers.

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

At December 31,	2003	2004

Outstanding letters of credit	$6,430	$1,348
Trust receipts	1,531	1,257
Usance bills pending maturity	348	823

Total banking facilities utilized	8,309	3,428
Less: Outstanding letters of credit	(6,430)	(1,348)

Notes payable	$1,879	$2,080

A subsidiary of the Company has an unsecured four-year term loan with borrowings in May 2002 totaling $4,500 at a rate of 1.5% p.a. over three months London Interbank Offered Rate, repayable in 16 quarterly instalments of approximately $281 beginning August 31, 2002. The interest rate was reduced to 0.75% p.a. over three months London Interbank Offered Rate in 2004. During the year 2004, it has obtained another unsecured four-year term loan totaling $7,000 at a rate of 0.75% p.a. over three months London Interbank Offered Rate, repayable in 16 quarterly instalments of $438 beginning in July 2004. At December 31, 2004, the loans had outstanding balances of $8,038. There are no restrictive financial covenants associated with these term loans.

The long term debts are repayable as follows for the years ending December 31

- 2005	$2,875
- 2006	2,313
- 2007	1,750
- 2008	1,100

$8,038

11. Shareholders’ Equity

(a)	The Company has only one class of common shares authorized, issued and outstanding.

(b)	Stock options

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

In May 2001, the Board of Directors approved another stock option plan which would grant 15,000 options to each non-employee director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan based on past performance and/or expected contributions to the Company. The maximum number of shares to be issued pursuant to the exercise of options granted was 3,000,000 shares. The options granted under this plan vest immediately and generally have a term of three years, subject to the discretion of the board of directors but cannot exceed ten years.

11. Shareholders’ Equity — continued

(b)	Stock options — continued

In 2003, the Company suspended issuing options to management and employees except for the non-employee directors and approved an incentive bonus program to reward management and employees with a cash bonus instead; however, in 2004, the Company had decided to resume issuing stock options to employees in addition to giving cash bonuses.

A summary of stock option activity during the three years ended December 31, 2004 is as follows:

	Number of	Weighted average
	options	option price per share

Outstanding at January 1, 2002	2,122,200	$4.32
Granted	900,000	$6.62
Exercised	(1,573,200)	$4.24

Outstanding at December 31, 2002	1,449,000	$5.84
Granted	75,000	$18.50
Exercised prior to 10 for 1 stock dividend	(1,422,500)	$5.97
Effect of 10 for 1 stock dividend on stock option	10,150
Exercised after 10 for 1 stock dividend	(3,100)	$6.02

Outstanding at December 31, 2003	108,550	$12.34
Granted	645,000	$19.40
Exercised	(16,500)	$4.39

Outstanding at December 31, 2004	737,050	$18.70

During 2002, 6,000 advisors’ options with an exercise price of $6.62 exercisable from April 30, 2002 and expiring on April 30, 2005 were granted to an advisor and all were exercised during 2003. The Company recorded compensation expense of $10 for the 2002 advisors’ options based on the Black-Scholes option-pricing model. No advisors’ options were granted during 2003 and 2004.

Details of the options granted by the Company in 2002, 2003 and 2004 are as follows:

Number of	Exercise
options granted	price		Exercisable period

In 2002

900,000	$6.02	*	April 30, 2002 to April 30, 2005

In 2003

75,000	$16.82	*	July 8, 2003 to July 8, 2006

In 2004

645,000	$19.40		July 30, 2004 to July 30, 2006

The following summarizes information about stock options outstanding at December 31, 2004. All stock options are exercisable as of December 31, 2004.

		Weighted average
	Number	remaining contractual
Exercise prices	of options	life in months
$ 6.02*	26,050	4.0
$16.82*	66,000	18.3
$19.40	645,000	19.0

	737,050	18.4

*	Subsequent to November 7, 2003, the exercise price has been adjusted to reflect the 10 for 1 stock dividend effect.

11. Shareholders’ Equity — continued

(b)	Stock options — continued

The weighted average remaining contractual life of the stock options outstanding at December 31, 2002, 2003 and 2004 was 22, 23 and 18 months, respectively. The weighted average fair value of options granted during 2002, 2003 and 2004 was $1.66, $7.76 and $6.94, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December, 31	2002	2003	2004
Risk-free interest rate	4.5%	2.56%	2.75%
Expected life	3 years	3 years	2 years
Expected volatility	36.0%	64.24%	68.62%
Expected dividend per quarter	$0.04	$0.05	$0.12

(c)	Public warrants

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

(d)	Advisors’ warrants

On December 2, 1997, the Company issued 390,000 units to its advisors and 30,000 remained outstanding in 2002. These advisors’ warrants expired on November 24, 2002.

The 174,090 warrants issued pursuant to the exercise of advisors’ warrants bear the same rights as public warrants.

(e)	Share buy — back program

The Company repurchased shares under its buy-back program as follows. All shares were purchased at the prevailing market price at the date of the buy back and were settled out of the Company’s retained earnings.

Year	Shares repurchased	Average purchase price
2002	592,800	$5.95

No shares were repurchased during the year ended December 31, 2003 and 2004.

11. Shareholders’ Equity — continued

(f)	Share redemptions

On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and canceled 415,500 shares of the Company registered in the name of Tele-Art at a price of $3.73 per share for $1,549 (see note 18(b)).

On August 12, 2002, pursuant to its Articles of Association, the Company redeemed and cancelled an additional 509,181 shares of the Company beneficially owned by Tele-Art at a price of $6.14 per share for $3,125 (see note 18(b)).

No shares were redeemed during the year ended December 31, 2003 and 2004.

12. Earnings Per Share

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

12. Earnings Per Share — continued

		Weighted
		average number	Per share
Year ended December 31, 2004	Income	of shares	amount

Basic earnings per share	$66,885	42,496,122	$1.57

Effect of dilutive securities
- Stock options	—	52,123	—

Diluted earnings per share	$66,885	42,548,245	$1.57

All options to purchase shares of common stock were included in the computation of 2004 diluted earnings per share as the exercise prices were less than the average market price of the common stock.

* Adjusted for 1 for 3 stock split and 10 for 1 stock dividend.

13. Other (Expenses) Income — Net

Other (expenses) income — net consists of:

Year ended December 31,	2002	2003	2004

Miscellaneous expense	$(771)	$(886)	$(947)
Non-trade receivable recovered	—	500	—
Foreign exchange (loss) gain	(345)	(62)	189
Bank charges	(307)	(274)	(206)
Finance charge on early repayment of a bank loan	(610)	—	—
Release of unamortized goodwill of an affiliated company
- Mate Fair (see note 3(b)(v))	(520)	—	—
Realized gain on disposal of marketable securities	642	—	—
Dividend income received from marketable securities and investment	917	3,714	18,295
Gain on disposal of intangible asset (see note 16)	60	—	—
Gain on disposal of other assets	—	—	19
Gain on disposal of land	—	9	—
Loss on disposal of investment	—	—	(67)
Loss on disposal of convertible notes (see note 9 (a))	—	(102)	—
Redemption of shares in legal settlement, net of expenses
- Tele Art case (see note 18(b))	3,333	—	—
Provision for loss on Tele-Art Case for 1999 and 2002 share redemptions (see note 18(b))	(5,192)	—	—
Loss on reverse merger of JIC Group, including release of unamortized goodwill of $1,483 (see note 3(b)(ii))	(2,655)	—	—
Legal expense related to reverse merger of JIC Group	(1,411)	—	—

	$(6,859)	$2,899	$17,283

14. Staff Retirement Plans

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

The cost of the Company’s contribution to the staff retirement plans in Hong Kong, Macao and PRC amounted to $617, $982 and $1,190 for the years ended December 31, 2002, 2003 and 2004, respectively.

15. Income Taxes

The components of income before income taxes and minority interest are as follows:

Year ended December 31,	2002	2003	2004
PRC, excluding Hong Kong and Macao	$18,823	$39,778	$37,546
Hong Kong, Macao and other jurisdictions	(8,604)	3,013	43,034

	$10,219	$42,791	$80,580

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiary operating in Macao is exempted from income taxes. Under the current Cayman Islands law, ZPTL, NTEEP, JIC Technology and Namtek Software are not subject to profit tax in the Cayman Islands as they have no business operations in the Cayman Islands. However, they may be subject to Hong Kong income taxes as described below if they are registered in Hong Kong

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16% for 2002 and 17.5% for 2003 and 2004 to the estimated taxable income earned in or derived from Hong Kong during the period, if applicable.

Deferred tax, where applicable, is provided under the liability method at the rate of 16% for 2002 and 17.5% for 2003, and 2004, being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of measuring assets and liabilities.

The basic corporate tax rate for Foreign Investment Enterprises (“FIEs”) in the PRC, such as Namtai Electronic (Shenzhen) Co., Ltd. (“NTSZ”), Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron”), Shenzhen Namtek Company Limited (“Shenzhen Namtek”) and Jetup (collectively the “PRC subsidiaries”) is currently 33% (30% state tax and 3% local tax). However, because all the PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen are not currently assessing any local tax.

15. Income Taxes — continued

Since the PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTSZ, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday and tax incentive is available, there is an overall minimum tax rate of 10%. The following details the tax concessions received for the Company’s PRC subsidiaries:

•	On January 8, 1999, NTSZ received the recognition of “High and New Technology Enterprise” which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In July 2002, the Shenzhen local tax authority issued a notice to shorten the tax incentive period from 5 years to 3 years expiring in 2001. Nevertheless NTSZ was advised by the Shenzhen local tax authority that it would continue to provide a rebate of corporate tax paid for 2 years for 2002 and 2003. During 2003, NTSZ received $110 rebate of corporate tax paid for 2002, a tax refund of $122 from reinvestment of profits for 1999 to 2001 and a refund of $441 for being an export-oriented enterprise in 2002. In 2004, NTSZ received a tax refund of $821 from reinvestment of profits for 2002 and a refund of $399 for being an export-oriented enterprise in 2003.

•	In 2003 Zastron received a refund of $56 from reinvestment of profits for 1999 and a refund of $124 for being an export-oriented enterprise in 2002. On May 13, 2004, Zastron received the recognition of “High and New Technology Enterprise” and was entitled to enjoy a reduced corporate tax rate of 7.5% for three years commencing 2004. In 2004 Zastron received a refund of $243 from reinvestment of profits for 1999 to 2002 and a refund of $793 for being an export-oriented enterprise in 2003.

•	For the years ended December 31, 2002, the income tax of Jieda Electronics (Shenzhen) Co., Ltd. (“Jieda”), a then wholly owned subsidiary of JIC Technology, was payable at the rate of 15% on the assessable profit. During 2003, Jieda merged with Jetup.

•	In February 2001, Shenzhen Namtek received the recognition of “Advanced Technology Enterprise” which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In 2003, Shenzhen Namtek received a refund of $27 from the reinvestment of profits for 1998 to 2000. In 2004, Shenzhen Namtek is entitled to a 5% tax refund for being an export-oriented enterprise in 2004.

•	The Shenzhen local tax authority has granted Jetup the status of “High and New Technology Enterprise” and allowed it to enjoy a lower income tax rate to 7.5% for 3 years from 2002 to 2004. During 2003, Jetup received a refund of $175 from reinvestment of profit for 2002.

•	Income tax of Jieyao Electronics (Shenzhen) Co., Ltd. (“Jieyao”), a then wholly owned subsidiary of JIC Technology was payable at the rate of 7.5% on the assessable profit for the years ended December 31, 2002 to 2003. During 2003, Jieyao was disposed of to a third party (see note 3(b)(iii)).

•	For the years ended December 31, 2002, BPC qualified for a tax holiday. During 2002, BPC was disposed of to TBCL (see note 3(b)(i)).

A FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. The PRC subsidiaries qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years by their respective holding companies. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2003 and 2004, taxes recoverable under such arrangements were $4,889 and $6,520, respectively, which are included in income taxes recoverable and expected to be received during 2004 and 2005, respectively. However, during 2003 the Shenzhen government did not refund approximately $13 in taxes the Company paid in 1998 to 2000. Therefore, the Company reversed the related receivable into current tax expense in 2003.

In accordance with its normal practice, the Hong Kong tax authorities selected the Company and one of its wholly owned subsidiaries for a tax audit. In March 2003, in relation to fiscal year 1996, the Hong Kong tax authorities have made certain estimated assessments for public revenue protection purposes to prevent the assessments, if any, from becoming time barred. The Hong Kong tax authorities have not provided concrete grounds for the assessments. The Company and the subsidiary concerned have objected to these estimated assessments. The outcome of the objection is uncertain at this stage as the Hong Kong tax authorities are still reviewing the Company’s and its subsidiary’s Hong Kong tax position. At the time, it is not possible to estimate the outcome of the tax audit, the amount that may have to be paid, if any, or the impact that the results of the 1996 tax audit will have to subsequent tax years. However, management is of the view that there will be no material tax adjustment as a result of the tax audit. In March 2004, this wholly owned subsidiary received a tax demand note from the Hong Kong tax authorities for additional tax assessment for the fiscal year 1997. The subsidiary requested for an unconditional hold-over of such assessment and was denied by the Hong Kong tax authorities. In June 2004, this subsidiary applied to the High Court of Hong Kong for a judicial review and the hearing is scheduled to be held on April 25 and 26, 2005. Management is of the view that they will obtain favorable judgment and hence, no material tax adjustment is expected.

15. Income Taxes — continued

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2002	2003	2004
Current tax	$(812)	$(433)	$(957)
Deferred tax	39	34	78

	$(773)	$(399)	$(879)

     The Company’s deferred tax assets and liabilities as of December 31, 2003 and 2004 are attributable to the following:

December 31,	2003	2004

Property, plant and equipment	$(78)	$—
Net operating losses	—	5,863

	(78)	5,863
Valuation allowance	—	(5,863)

	$(78)	$—

The realization of the recorded deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. As the management does not believe that it is more likely than not that all of the deferred tax asset will be realized, a full valuation allowance has been established at December 31, 2004.

At December 31, 2002 and 2003, the Company did not have any net operating loss carryforwards. At December 31, 2004, the Company had net operating losses of $5,863 which may be carried forward indefinitely.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

YEAR ENDED DECEMBER 31,	2002	2003	2004

Income before income taxes and minority interests	$10,219	$42,791	$80,580
PRC tax rate	15%	15%	15%
Income tax expense at PRC tax rate on income before income tax	$(1,533)	$(6,419)	$(12,087)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	42	72	205
Effect of (loss) income for which no income tax benefit/ expense is receivable/payable	(661)	796	7,660
Tax holidays and tax incentives	542	2,122	2,220
Effect of PRC tax concessions, giving rise to no PRC tax liability	2,153	3,435	2,774
Tax losses not recognised	—	—	(1,026)
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Gain on disposal of land in Hong Kong	—	1	—
Exempted interest income	12	16	24
Non-deductible legal and professional fees	(234)	(301)	(282)
Non-deductible and non-taxable other items	(466)	(105)	17
Overprovision for income tax expense in prior year	—	103	—
Underprovision of income tax expense in prior years	(501)	—	(268)
Other	(127)	(119)	(116)

	$(773)	$(399)	$(879)

No income tax arose in the United States of America in any of the periods presented.

Tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $2,695, $5,557 and $4,994 in the years ended December 31, 2002, 2003 and 2004, respectively (representing a decrease in the basic earnings and diluted earnings per share of $0.08, $0.14 and $0.12 in the years ended December 31, 2002, 2003 and 2004, respectively).

16. Related Party Balance and Transactions

For the period from January 1, 2002 though April 2002, the Company recognized net sales of $7,849 and purchased raw materials of $7,751 from TBCL, a minority shareholder of BPC, and its related companies. In addition, the Company had paid $1,000 to TBCL for acquisition of a license during the year ended December 31, 1999, which was disposed of during 2002 for a consideration of $800 together with the disposal of interest in BPC, plus the foreign exchange gain of $9, resulting in a gain of $60.

As of December 31, 2003 and 2004, the balance due from a related party represented the balance due from JCT, a subsidiary of Alpha Star. For the years ended December 31, 2003 and 2004, the Company recognized net sales of $20,782 and $34,181 and purchased raw materials of $5,456 and $12,398 from JCT and its related companies, respectively.

During the year ended December 31, 2004, the Company disposed of certain other assets to a director of the Company at a consideration of $231, which represented the then carrying value of the assets. No significant gain or loss arose from such transaction.

17. Financial Instruments

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents and trade receivables.

The Company’s cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company’s exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Company’s principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. Allowance for doubtful debts was $119 and $157 in 2003 and 2004, respectively. There were no other movements in the provision for doubtful accounts.

The Company’s financial instruments reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts approximate their fair values due to the short maturity of these instruments. The Company’s financial instruments reported as non-current liabilities, such as its long term debt, approximate their fair value due to the variable nature of the interest calculations.

18. Commitments and Contingencies

(a)	Lease commitments

The Company leases premises under various operating leases, certain of which contain contingent escalation clauses whereby the percentage increase is subject to periodic review and agreement between the Company and the lessor. Rental expense under operating leases was $909, $617 and $975 in the years ended December 2002, 2003 and 2004, respectively.

At December 31, 2004, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

Year ending December 31,

- 2005	$1,243
- 2006	1,116
- 2007	1,169
- 2008	1,215
- 2009	1,215
- 2010 and thereafter	3,178

$9,136

18. Commitments and Contingencies - continued

(b)	Significant legal proceedings

In June 1997, the Company filed a petition in BVI for the winding up of Tele-Art on account of an unpaid judgment debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art in July 1998 and the Eastern Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 415,500 shares * of the Company registered in the name of Tele-Art at a price of $3.73 per share to offset substantially all of the judgment debt of $799, plus interest and legal costs totalling $1,673, including dividends that the Company had withheld and credited against the judgment debt.

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

On March 26, 2001, the Company filed a summons seeking to remove the liquidator, David Hague, for failing to act diligently in the performance of his duties and for knowingly misleading the court. On September 3, 2002, David Hague submitted a letter of resignation prior to the scheduled removal hearing. A new liquidator was subsequently appointed in July 2003.

On July 5, 2002, upon application by the Company, the court ordered the removal of the liquidator’s ex-parte injunction and ordered an inquiry into damages. On April 16, 2004, the Company filed its amended points of claim of defense. There are currently applications before the Court of Appeal in the British Virgin Islands to determine the progress of this matter as the Company has sought to enter judgment against David Hague who has applied to strike out the Company’s claim for damages. On August 9, 2002, the court delivered a decision awarding the Company a judgment against Tele-Art for approximately $34,000. On August 12, 2002, the Company redeemed and cancelled, pursuant to its Articles of Association, the remaining 509,181 ** shares beneficially owned by Tele-Art at a price of $6.14 per share. Including the dividends which the Company had withheld and credited against the judgment, this offset a further $3,519 in judgment debts owed to the Company by Tele-Art. The Company recorded the $3,333 redemption, net of expenses, as other income in 2002.

On January 21, 2003, a judgment was delivered on the liquidators’ February 4, 1999 summons declaring that the redemption and set off of dividends on the 415,500 shares be set aside and that all Tele-Art property withheld by Nam Tai be delivered to Tele-Art in liquidation. The orders granted in the judgment were substantially different from the relief sought in the February 4, 1999 application. On February 4, 2003, the Company filed an application for a stay of execution and leave to appeal the decision listing eight grounds of appeal, which was granted on June 23, 2003. The case was heard on January 12, 2004 and the judgment was delivered on April 26, 2004. It was held that the redemption of 415,500 shares by the Company was proper and efficacious. However, the Company must return the redemption proceeds and dividends payable received to the liquidator for distribution to creditors. David Hague, who filed the original application in 1999, has obtained leave to appeal to the Privy Council, the final court of appeal, against the decision of the Court of Appeal. It is not expected that this appeal will be heard before 2006. The court also found that Bank of China to be a secured creditor but the court did not determine the amount owed by Tele-Art, Inc. to Bank of China. We dispute that finding, and among other matters, have argued that the proof of debt by Bank of China was incomplete and invalid.

18. Commitments and Contingencies - continued

(b)	Significant legal proceedings - continued

The Bank of China is claiming to be a secured creditor. Bank of China claims that as of December 6, 2004, the debt from Tele-Art Limited, a former wholly-owned subsidiary of Tele-Art, Inc., that is guaranteed by Tele-Art, Inc. was $2,819 with interest accruing daily. However, pursuant to the third liquidator report of October 13, 2004, the liquidator took the view that Bank of China’s proof of debt was incomplete. The liquidator has requested the Court’s approval to take further action and demand that Bank of China provide further information for his consideration. The Company is of the view that the amount of debt owed by Tele-Art Limited to Bank of China may not exceed $1.4 million. Pursuant to the same liquidator report, apart from Nam Tai, the liquidator admitted the proof of debts of two other unsecured creditors with the total amount to approximately $33. David Hague is claiming to have incurred $382 in costs for work as the liquidator. These costs, however, are subject to the approval of the Court and as such are still pending as they have not yet been approved. The liquidator filed a summons for the approval of its third report on October 13, 2004 and this was heard on December 14, 2004. The Court, inter alia, ordered that the liquidator continue the administration of the liquidation of Tele-Art, Inc. substantially in accordance with his proposals contained in the third report as well as the second report.

In 2002, due to the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment and in accordance with SFAS No. 5, “Accounting for Contingencies", the Company recorded a provision for $5,192 as a component of accrued expenses as of December 31, 2002, pending a final determination of this matter by the courts, represented the then best estimate of the net monetary expense the Company would have if its appeal was unsuccessful and its two judgment debts in the total amount of $38,000 (including interest, costs, and related expenses) was determined as having the lowest priorities in recovering from the estate of Tele-Art. According to the information provided by the liquidator on November 7, 2003, apart from Nam Tai, a total of 3 other creditors of Tele-Art, including the Bank of China, submitted their proof of debt to the liquidator for a total claim of approximately $3,390. Together with the outstanding legal charge as at December 31, 2003, the total potential obligation to the Company was estimated to be approximately $3,890, and accordingly, the 2002 provision for $5,192 had been reduced to $3,890 in the fourth quarter of 2003. As a result of the April 26, 2004 judgment, the Company is in negotiations with the liquidator on the distribution of the redemption proceeds among the unsecured creditors. If the Company’s proposal is accepted by the liquidator and approved by the court, and all legal matters related to Tele-Art, Inc. are finalized, including the final determination of the position of the Bank of China, then any remaining portion of the $3,890 provision will be reversed into income in the related period.

However, the actual amount of the recovery, if any, is uncertain, and is dependent on a number of factors including the final determination of the Bank of China’s position. The Company plans to continue to pursue vigorously all legal alternatives available to seek to recover the maximum amount of the outstanding debt from Tele-Art, Inc. as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art, Inc. In furtherance of this objective, the Company commenced proceedings in 2002 against David Hague and PriceWaterhouseCoopers for, inter alia, negligence and breach of statutory duty in their conduct of the liquidation. This matter is still in its initial stages as the defendants are seeking leave to appeal against the dismissal of their challenge to the jurisdiction of the BVI courts in this matter. The Company may incur substantial additional costs in pursuing its recovery and such costs may not be recoverable.

(* Subsequent to November 7, 2003, the number of shares has been adjusted to 457,050 to reflect the 10 for 1 stock dividend effect.)

(** Subsequent to November 7, 2003, the number of shares has been adjusted to 560,099 to reflect the 10 for 1 stock dividend effect.)

Shareholders’ Class Actions

On March 11, 2003, the Company were served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.), or the Rocco Action. In addition to Nam Tai, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.), or the Steigler Action, and together with the Rocco Action, the Actions. The Actions have been consolidated since July 2003 and purports to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 18, 2003. Plaintiffs in the Actions assert claims under Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class periods concerning the recovery of an inventory write-down and a charge to goodwill related to Nam Tai’s LPT segment. The Company has filed a motion to dismiss the lawsuit was denied on September 27, 2004. The putative class action has not been certified as a class action by the court but we expect the plaintiffs to seek such certification in the near future. The court has set May 23, 2005 to near the certification motion. Nam Tai believes it has meritorious defenses and intends to defend the case vigorously.

19. Segment Information

The Company operates in three segments: CECP, TCA and LCDP. In 2002 and 2003, LCDP also comprised the transformers operations. These segments are operated and managed as strategic business units. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.

The following table provides operating financial information for the three reportable segments.

Year ended December 31, 2002

	CECP	TCA	LCDP	Total
Net sales — third parties	$94,032	$98,874	$35,261	$228,167
Net sales — related parties	—	7,849	—	7,849

Total net sales	94,032	106,723	35,261	236,016
Cost of sales	(75,746)	(91,694)	(30,516)	(197,956)

Gross profit	18,286	15,029	4,745	38,060
Selling, general and administrative expenses	(8,727)	(6,213)	(3,043)	(17,983)
Research and development expenses	(1,215)	(947)	(524)	(2,686)
Impairment of goodwill	—	(339)	—	(339)
Other income (expenses), net	1,780	(7,464)	(1,175)	(6,859)
Gain on partial disposal of subsidiaries	—	17	—	17
Interest income	4	784	11	799
Interest expense	(1)	(704)	(85)	(790)

Income (loss) before income taxes and minority interests	10,127	163	(71)	10,219
Income taxes expense	(345)	(365)	(63)	(773)

Income before minority interests and equity in income of affiliated companies	9,782	(202)	(134)	9,446
Minority interests	—	(107)	(57)	(164)
Equity in income of affiliated companies	—	10,741	—	10,741

Net income (loss)	$9,782	$10,432	$(191)	$20,023

Year ended December 31, 2003

	CECP	TCA	LCDP	Total
Net sales — third parties	$128,778	$215,422	$41,324	$385,524
Net sales — related parties	—	20,782	—	20,782

Total net sales	128,778	236,204	41,324	406,306
Cost of sales	(97,693)	(207,733)	(34,590)	(340,016)

Gross profit	31,085	28,471	6,734	66,290
Selling, general and administrative expenses	(8,157)	(12,751)	(3,958)	(24,866)
Research and development expenses	(1,963)	(1,584)	(490)	(4,037)
Other income (expenses), net	1,907	4,070	(3,078)	2,899
Gain on partial disposal of subsidiaries	—	—	1,838	1,838
Interest income	5	777	6	788
Interest expense	—	(5)	(116)	(121)

Income before income taxes and minority interests	22,877	18,978	936	42,791
Income taxes expense	(29)	(366)	(4)	(399)

Income before minority interests and equity in income of affiliated companies	22,848	18,612	932	42,392
Minority interests	—	(856)	(211)	(1,067)
Equity in income of affiliated companies	—	498	—	498

Income after minority interests and equity in income of affiliated companies	$22,848	$18,254	$721	$41,823
Discontinued operation	—	—	1,979	1,979

Net income	$22,848	$18,254	$2,700	$43,802

19. Segment Information — continued

Year ended December 31, 2004

	CECP	TCA	LCDP	Total
Net sales — third parties	$163,584	$287,386	$48,710	$499,680
Net sales — related parties	—	34,181	—	34,181

Total net sales	163,584	321,567	48,710	533,861
Cost of sales	(130,140)	(287,229)	(40,016)	(457,385)

Gross profit	33,444	34,338	8,694	76,476
Selling, general and administrative expenses	(9,222)	(13,619)	(5,212)	(28,053)
Research and development expenses	(2,212)	(1,884)	(949)	(5,045)
Other income (expenses), net	1,698	15,546	39	17,283
Gain on partial disposal of subsidiaries	—	77,320	—	77,320
Interest income	138	954	18	1,110
Interest expense	(1)	(23)	(171)	(195)
Unrealised loss on marketable securities	—	(58,316)	—	(58,316)

Income before income taxes and minority interests	23,845	54,316	2,419	80,580
Income taxes expense	(405)	(407)	(67)	(879)

Income before minority interests and equity in loss of affiliated companies	23,440	53,909	2,352	79,701
Minority interests	(4,879)	(877)	(254)	(6,010)
Equity in loss of affiliated companies	—	(6,806)	—	(6,806)

Net income	$18,561	$46,226	$2,098	$66,885

Year ended December 31, 2002

	CECP	TCA	LCDP	Total
Depreciation and amortization	$2,982	$5,757	$1,880	$10,619
Capital expenditures	$4,597	$1,365	$12,523	$18,485
Identifiable assets	$77,360	$148,394	$49,332	$275,086

Year ended December 31, 2003

	CECP	TCA	LCDP	Total
Depreciation and amortization	$4,154	$5,479	$2,631	$12,264
Capital expenditures	$5,243	$11,341	$469	$17,053
Identifiable assets	$85,799	$162,366	$49,530	$297,695

Year ended December 31, 2004

	CECP	TCA	LCDP	Total
Depreciation and amortization	$4,441	$7,121	$2,454	$14,016
Capital expenditures	$21,493	$14,891	$2,227	$38,611
Identifiable assets	$134,473	$274,664	$51,336	$460,473

There were no material inter-segment sales for the years ended December 31, 2002, 2003 and 2004. Property, plant and equipment with a net book value of $312 was transferred from the TCA segment to the LCDP segment during 2002. The Company charges 100% of its corporate level related expenses to its reportable segments as management fees.

19. Segment Information — continued

A summary sets forth the percentage of net sales of each of the Company’s product lines of each segment for the years ended December 31, 2002, 2003 and 2004, is as follows:

Year ended December 31,	2002	2003	2004

Product line

CECP:
- Assembling
- Consumer electronics and communication products	40%	32%	31%

TCA:
- Assembling
- Telecom components assembly	44%	57%	59%
- Software development services	1%	1%	1%

	45%	58%	60%

LCDP:
- Parts and components
- LCD panels	10%	9%	9%
- Transformers	5%	1%	0%

	15%	10%	9%

	100%	100%	100%

A summary of net sales, net income and long-lived assets by geographic areas is as follows:

By geographical area:

Year ended December 31,	2002	2003	2004

Net sales from operations within:
- Hong Kong and Macao:
Unaffiliated customers	$223,709	$295,113	$48,710
Related party	—	14,770	—
Intercompany sales	979	404	563

	224,688	310,287	49,273

- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	4,458	90,411	450,970
Related parties	7,849	6,012	34,181
Intercompany sales	179,411	263,971	4,393

	191,718	360,394	489,544

- Intercompany eliminations	(180,390)	(264,375)	(4,956)

Total net sales	$236,016	$406,306	$533,861

Net income within:
- PRC, excluding Hong Kong and Macao	$17,930	$38,627	$30,981
- Hong Kong and Macao	2,093	5,175	35,904

Total net income	$20,023	$43,802	$66,885

19. Segment Information — continued

Year ended December 31,	2002	2003	2004

Net sales to customers by geographical area:
- Hong Kong	$57,157	$36,433	$160,959
- Europe (excluding Estonia)	42,943	84,954	96,304
- United States	33,054	55,543	58,696
- PRC (excluding Hong Kong)	28,518	101,211	132,603
- Japan	25,276	68,498	33,880
- Estonia	19,660	20,474	3,106
- North America (excluding United States)	6,640	347	5,352
- Korea	17,390	24,499	21,520
- Other	5,378	14,347	21,441

Total net sales	$236,016	$406,306	$533,861

As at December 31,	2002	2003	2004

Long-lived assets by geographic area:
- PRC, excluding Hong Kong and Macao	$54,481	$59,399	$84,453
- Hong Kong and Macao	21,433	18,248	12,988

Total long-lived assets	$75,914	$77,647	$97,441

Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at prices consistent with what the Company would charge third parties for similar goods.

The Company’s sales to customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2002		2003		2004

A	$	N/A	$	N/A	$128,623
B		75,965		100,541	75,426
C		N/A		N/A	54,635
D		39,854		46,057	N/A
E		26,217		N/A	N/A
F		N/A		43,233	N/A

		$142,036		$189,831	$258,684

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAM TAI ELECTRONICS, INC.

	By:	/s/ JOSEPH LI Joseph Li Chief Executive Officer
Date: March 15, 2005

EXHIBIT INDEX

Exhibit
Number	DESCRIPTION
1.1	Memorandum and Articles of Association, as amended on June 26, 2003.*

4.1	Purchase Agreement entered into between Citigroup Global Markets Limited and Nam Tai Electronics, Inc. on August 22, 2003 for the sale of 3% convertible notes of TCL International Holdings Ltd. at an aggregate price of HK$39,555,068.49 (approximately $5.03 million).*

4.2	Agreement entered into between J.I.C. Technology Company Limited and Glory Gate Enterprises Limited on June 28, 2003 for the disposal of transformers operation to Glory Gate Enterprises Limited for approximately $2.4 million.*

4.3	Equity Interest Transfer Agreement between Nam Tai Electronic & Electrical Products Limited HK and Nam Tai Electronic & Electrical Products Limited July 3, 2003.

4.4	Construction Agreement, with commencement date of September 23, 2003, entered into between Namtai Electronic (Shenzhen) Co. Ltd. and Takasago Thermal Engineering (Hong Kong) Co. Ltd. on October 28, 2003 for the construction of new factory premises.*

4.5	An Investment Agreement and Shareholders Agreement entered into among Mr. André Jolivet, Mr. Alain Jolivet, Remote Reward SAS, AGF Private Equity, Mighty Wealth Group Limited and Nam Tai Electronics, Inc. on December 9, 2003 for acquiring an 11.33% equity interest in Stepmind with a consideration of approximately $5.3 million.*

4.6	A Supplemental Agreement entered into among Mr. André Jolivet, Mr. Alain Jolivet, Remote Reward SAS, AGF Private Equity, Mighty Wealth Group Limited and Nam Tai Electronics, Inc. on January 2, 2004 for consenting to the release of the second phase of payment and increasing capital investment in Stepmind should Stepmind fulfill certain conditions.*

4.7	Land Title Rights Issued by Shenzhen Municipal Bureau of Planning and Land Resources February 16, 2004.

4.8	An Agreement entered into between Nam Tai Group Management limited and Frontier Profit Inc. on March 10, 2004 for selling Flat A, 22nd Floor, Tower 2 and Car Parking Space No. A86, The Leighton Hill, 28 Broadwood Road, Happy Valley, Hong Kong to Frontier Profit Inc.*

4.9	A Memorandum of Understanding signed by Namtai Electronic (Shenzhen) Co., Ltd. and Nam Tai Electronic & Electrical Products Limited (Hong Kong) on March 26, 2004 to confirm the respective rights and liabilities of Nam Tai Electronic & Electrical Products Limited (Hong Kong) and Namtai Electronic (Shenzhen) Co., Ltd. under an internal restructuring.

4.10	A Sale and Purchaser Agreement entered into between Nam Tai Electronics, Inc. and Mr. Wong Toe Yeung on March 31, 2004 regarding purchasing the entire issued share capital of Jasper Ace Limited from Mr. Wong Toe Yeung with the consideration of disposal 72.2% interest in Mate Fair Group Limited, cash of $25 million and 2,389,974 shares issued by Nam Tai Electronics, Inc.

4.11	A Trademark License Agreement entered into between Nam Tai Electronics, Inc. and Nam Tai Electronic & Electrical Products Limited on April 8, 2004 for the use of certain “Namtai” trademarks.

4.12	A Deed of Indemnity entered into between Nam Tai Electronics, Inc, and Nam Tai Electronic & Electrical Products Limited on April 15, 2004 in favour of Nam Tai Electronic & Electrical Products Limited regarding the Global Offering of 200,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.

4.13	An Underwriting Agreement entered into among Nam Tai Electronics, Inc. as the selling shareholders and the Hongkong and Shanghai Banking Corporation Limited, BNP Paribas Peregrine Capital Limited, Nomura International (Hong Kong) Limited, Cazenove Asia Limited, BDS Asia Capital Limited and VC CEF Capital Limited as public offer underwriters on April 15, 2004 regarding the public offering of 20,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.

4.14	A Supplemental Agreement entered into between Nam Tai Electronics, Inc, and Mr. Wong Toe Yeung on July 27, 2004 to adjust the consideration for purchasing the entire issued share capital of Jasper Ace Limited by canceling 973,210 common shares of Nam Tai Electronics, Inc, issued to Top Scale Company Limited on April 21, 2004.

4.15	An Underwriting Agreement entered into among Nam Tai Electronics, Inc. as the selling shareholders and the Hongkong and Shanghai Banking Corporation Limited, BNP Paribas Peregrine Capital Limited, Nomura International (Hong Kong) Limited, Cazenove Asia Limited, BDS Asia Capital Limited and VC CEF Capital Limited as international placement underwriters on April 22, 2004 regarding the international placing of 180,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.

4.16	A Pricing Determination Agreement entered into among Nam Tai Electronics, Inc., Nam Tai Electronic & Electrical Products Limited and the Hongkong and Shanghai Banking Corporation Limited on April 22, 2004 for determining the offering price of the shares of Nam Tai Electronic & Electrical Products Limited to be HK$3.88 per share.

4.17	A Stock Borrowing Agreement entered into between Nam Tai Electronics, Inc. and the Hongkong and Shanghai Banking Corporation Limited on April 22, 2004 regarding the Global Offering of 200,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.

4.18	Amended 2001 Option Plan July 30, 2004

4.19	An Accession Agreement entered into between Welcome Success Technology Ltd. and Mr. Alain Jolivet on August 4, 2004 in relation to the transfer of entire interest in Stepmind to Remote Reward SAS and who became a party to the Shareholders Agreement which entered into among Nam Tai Electronics, Inc., AGF Innovation 3, AGF Innovation 4, AGF Innovation 5, Mighty Wealth Group Limited, Remote Reward SAS, Mr. Alain Jolivet and Mr. Andre Jolivet executed on November 278, 2003, December 9, 2003 and December 10, 2003.

4.20	An Escrow Agreement entered into among Nam Tai Electronics, Inc., Welcome Success Technology Limited, Remote Reward SAS, Johnson Stokes & Master, Mr. Andre Jolivet and Mr. Alain Jolivet on August 18, 2004 in relation to the disposal of 1,457,720 shares in Stepmind to Remote Reward SAS with a consideration of Euros 4,253,301.98.

4.21	A subscription Agreement entered into among TCL Industries Holdings (HK) Limited, TCL International holdings Limited, Cheerful Asset Investments Limited, Jasper Ace Limited, Mate Fair Group Limited, and TCL Communication Technology Holdings Limited on August 19, 2004 for subscribing 254,474,910 shares in TCL Communication Technology Holdings Limited in a consideration of RMB131,283,020.

4.22	A Deed of Assignment of Trademarks entered into between Nam Tai Electronics, Inc. and Namtai Electronic (Shenzhen) Co. Ltd. on September 20, 2004 for assigning “Namtai & device” trademarks to Nam Tai Electronics, Inc.

4.23	A Banking Facilities Letter from the Hongkong and Shanghai Banking Corporation Limited to Nam Tai Group Management Limited on September 24, 2004 regarding the renewal of Overdraft Facility of HK$500,000, Treasury Facilities of US$30,000,000 and Corporate Card of HK$1,100,000.

4.24	A Share Transfer Agreement entered into between J.I.C. Enterprises (Hong Kong) Limited and J.I.C. Technology Company Limited on October 15, 2004 for the disposal of the entire issued share capital of Jetup Electronic (Shenzhen) Co. Ltd. to J.I.C. Technology Company Limited for a consideration of HK$105,878,396.

8.1	Diagram of Company’s subsidiaries. See Page 24 of this report.

10.1	Letter from MCW. Todman & Co. dated February 10, 2003. **

10.2	Letter from MCW. Todman & Co. dated February 17, 2003. **

12.1	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

14.1	Code of Ethics.

23.1	Consent of Deloitte Touche Tohmatsu.

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed with the registrant’s Form 20-F filed with the SEC on March 10, 2004.

**	Previously filed with the registrant’s Form 20-F filed with the SEC on February 28, 2003.