Form 20-F/A
period 2004-12-31
NAM TAI ELECTRONICS INC
filed 2005-08-19
CIK 829365

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   Form 20-F/A
                                 Amendment No.1

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

                                EXPLANATORY NOTE

     On March 15, 2005, Nam Tai Electronics, Inc. ("Nam Tai") filed with the U.S. Securities and Exchange Commission its annual report on Form 20-F for the fiscal year ended December 31, 2004 (the "Form 20-F"), which inadvertently included a draft version of a consent letter of Deloitte Touche Tohmatsu in
Exhibit 23.1. This Amendment No. 1 (this "Amendment") to the Form 20-F is being filed by Nam Tai solely to file the final and correct version of the consent letter of Deloitte Touche Tohmatsu.

     We have no further changes to the previously filed Form 20-F. This Amendment continues to speak as of the date of the original filing of the Form 20-F and does not purport to amend, update or restate (other than as described above) the information contained in the Form 20-F filed on March 15, 2005 or reflect any events that have occurred after the Form 20-F was filed.

Item 19. Exhibits filed with this Amendment No.1

Index to Exhibits filed with this Amendment

        23.1    Consent of Deloitte Touche Tohmatsu.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                NAM TAI ELECTRONICS, INC.


                                                By: /s/ Joseph Li
                                                    --------------------
                                                    Joseph Li
                                                    Chief Executive Officer


Date: August 18, 2005