Form 20-F
period 2006-12-31
NAM TAI ELECTRONICS INC
filed 2007-03-19
CIK 829365

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
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
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: Common Shares, $0.01 par value per share
Securities registered pursuant to Section 12(g) of the Act: NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
As of December 31, 2006, there were 44,803,735* common shares of the registrant outstanding.
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

Large accelerated ☐	Accelerated filer ☑	None-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:	Item 17. ☐ Item 18. ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes       ☑ No
*See note on page 3 regarding the number of our shares outstanding.

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
     Readers should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Report. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in management’s expectations. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION
     The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publishes its financial statements in United States dollars.
INTRODUCTION
     Except where the context otherwise requires and for purposes of this Annual Report only:
     • “we,” “us,” “our company,” “our,” the “Company” and “Nam Tai” refer to Nam Tai Electronics, Inc. and, in the context of describing our operations, also include our PRC operating companies;
     • “shares” refer to our common shares, $0.01 par value;
     • “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;
     • “Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
     • “Macao” refers to the Macao Special Administrative Region of the People’s Republic of China, and
     • all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.
     Note with respect to our use of “Bluetooth” in this Report: The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license. Other trademarks and trade names used in this Report, if any, are those of their respective owners.
     Note with respect to the number of Common Shares outstanding: All information in this Report with respect to the number of our shares outstanding after November 20, 2006 gives effect to the reinstatement of 1,017,149 shares pursuant to the judgment of the Privy Council of November 20, 2006. See Item 8 Financial Information under “Legal Proceedings” beginning on page 64 of this Report for further information.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable
ITEM 3. KEY INFORMATION
Selected Financial Data
     Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected statements of income data for each of the three years in the period ended December 31, 2006 and the balance sheet data as of December 31, 2005 and 2006 are derived from our consolidated financial statements and notes thereto included in this Report. The selected statements of income data for each of the two-year periods ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled Item 5, Operating and Financial Review and Prospects, and our consolidated financial statements including the related footnotes. All reference to numbers of common shares, per share data and stock option data, and our earnings per share have been adjusted retroactively to give effect to a three-for-one stock split effective on June 30, 2003 and have been adjusted to reflect an issuance of a stock dividend to shareholders at a ratio of one dividend share for every ten shares, or a one-for-ten stock dividend, effective on November 7, 2003.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Consolidated statements of income data:
Net sales — third parties	$228,167	$385,524	$499,680	$791,042	$870,174
Net sales — related party	7,849	20,782	34,181	6,195	—
Total net sales	236,016	406,306	533,861	797,237	870,174
Cost of sales	197,956	340,016	457,385	704,314	783,953
Gross profit	38,060	66,290	76,476	92,923	86,221
Gain on disposal of asset held for sale	—	—	—	—	9,258
Operating costs and expenses:
Selling, general and administrative	17,983	24,866	28,053	33,057	30,668
Research and development	2,686	4,037	5,045	7,210	7,866
Losses arising from the judgment to reinstate redeemed shares	—	—	—	—	14,465
Impairment of goodwill	339	—	—	—	—
Total operating expenses	21,008	28,903	33,098	40,267	52,999
Income from operations	17,052	37,387	43,378	52,656	42,480
Other expenses — net	(8,418)	(815)	(1,012)	(125)	(1,265)
Dividend income received from marketable securities and investment	917	3,714	18,295	579	—
Gain on sale of subsidiaries’ shares	17	1,838	77,320	10,095	—
Gain on disposal of an affiliated company	—	—	—	3,631	—
Gain (loss) on disposal of marketable securities	642	—	—	(3,686)	—
Impairment loss on marketable securities	—	—	(58,316)	(6,525)	—
Loss on marketable securities arising from split share structure reform	—	—	—	—	(1,869)
Interest income	799	788	1,110	3,948	8,542
Interest expense	(790)	(121)	(195)	(438)	(602)
Income before income taxes and minority interests	10,219	42,791	80,580	60,135	47,286
Income taxes expenses	(773)	(399)	(879)	(651)	(377)
Income before minority interests and equity in income (loss) of affiliated companies	9,446	42,392	79,701	59,484	46,909
Minority interests	(164)	(1,067)	(6,010)	(7,992)	(6,153)
Income after minority interests	9,282	41,325	73,691	51,492	40,756
Equity in income (loss) of affiliated companies	10,741	498	(6,806)	(186)	—
Discontinued operation	—	1,979	—	—	—
Net income	$20,023	$43,802	$66,885	$51,306	$40,756
Earnings per share:
Basic	$0.57	$1.09	$1.57	$1.19	$0.93
Diluted	$0.57	$1.07	$1.57	$1.19	$0.93
Income from continuing operations per share:
Basic	$0.57	$1.04	$1.57	$1.19	$0.93
Diluted	$0.57	$1.02	$1.57	$1.19	$0.93
Weighted average shares:
Basic	34,885	40,336	42,496	42,945	43,702
Diluted	35,430	40,839	42,548	43,169	43,858

	At December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share data)
Consolidated balance sheet data:
Cash and cash equivalents	$82,477	$61,827	$160,649	$213,843	$221,084
Working capital	87,184	93,474	218,243	234,674	238,105
Land use right and property, plant and equipment, net	75,914	77,647	97,441	100,741	105,394
Total assets	275,086	297,695	460,473	520,011	529,235
Short-term debt, including current portion of long-term debt	14,970	3,004	4,955	9,400	6,266
Long-term debt, less current portion	2,812	1,688	5,163	2,850	1,100
Total debt	17,782	4,692	10,118	12,250	7,366
Shareholders’ equity	202,128	217,118	305,053	310,391	317,094
Common shares	360	412	426	435	438
Total dividend per share	0.49	1.00	0.48	1.32	1.52
Total number of common shares issued	39,665	41,231	42,665	43,506	43,787
Total number of common shares to be issued	—	—	—	—	1,017

Note:	Working Capital represents the excess of current assets over current liabilities.
Risk Factors
     We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in this document and other documents filed with the Securities and Exchange Commission, in press releases, in reports to shareholders, on our website, and other documents. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with this “safe harbor”, we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Any such statements are qualified by reference to the following cautionary statements.
We are dependent on a few large customers, the loss of any of which could substantially harm our business and operating results.
     Historically, a substantial percentage of our sales have been to a small number of customers. During the years ended December 31, 2004, 2005 and 2006, sales to our customers accounting for 10% or more of our net sales aggregated approximately 47.9%, 57.7% and 57.6%, respectively, of our net sales. Our three largest customers during the year ended December 31, 2006 were Sanyo Epson Imaging Devices (HK) Limited, Sharp Corporation and Wuxi Sharp Electronic Components Co., Ltd. each of which accounted for more than 10% of our net sales during the year. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size.
Our quarterly and annual operating results are subject to significant fluctuations as a result of a wide variety of factors.
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
     Because of any of the above factors, our operating results in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common shares. Our operating results in future periods may fall below the expectations of public market analysts and investors. This failure to meet expectations could cause the trading price of our common shares to decline.
We face increasing competition, which has had and may continue to have, an adverse effect on our gross margins.
     Although certain barriers to entry exist in the electronics manufacturing services, or EMS, industry, including technical expertise, substantial capital requirements, difficulties relating to building customer relationships and a large customer base, the barriers to entry are comparatively low and we are aware that manufacturers in Hong Kong and China may be developing or have developed the required technical capability and customer base to compete with our existing business.
     Competition in the EMS industry is intense, characterized by price erosion, rapid technological change and competition from major international companies. Although our sales have generally increased each year, this intense competition has resulted in pricing pressures and consistently lower gross margins each year. Over the last several years, our gross margins have declined substantially and in the last three years, our gross margins have declined by:
•	15.4% in 2006, from 11.7% for 2005 to 9.9% for 2006,

•	18.2% in 2005, from 14.3% for 2004 to 11.7% for 2005; and

•	12.3% in 2004, from 16.3% for 2003 to 14.3% for 2004.
     If we are forced to continue to lower our unit prices and are unable to offset this decrease by increasing our sales volumes, our gross margins will continue to decline. If we cannot stem the decline in our gross margins, our ability to use internal resources to finance planned expansion may be curtailed, our dividend payments to shareholders may be decreased or eliminated, our financial position may be harmed and our stock price may fall.
We may not be able to compete successfully with our competitors, many of which have substantially greater resources than we do. We will face intense competition when we begin large-scale production of flexible printed circuit, or FPC, boards and FPC subassemblies.
     The electronic manufacturing services we provide are available from many independent sources as well as from our current and potential customers with in-house manufacturing capabilities. The following table identifies those companies who we believe are our principal competitors by category of products or services we provide:

Product/Service	Competitor
EMS	Celestica, Inc. ▪ Flextronics International Ltd. ▪ Hon Hai Precision Industry Co., Ltd. ▪ Jabil Circuit, Inc. ▪ Sanmina-SCI Corporation ▪ Solectron Corporation

Image capturing devices and their modules	Lite-On Technology Corporation ▪ Logitech International S.A. ▪ The Primax Group

Mobile phone accessories	Balda-Thong Fook Solutions Sdn., Bhd. ▪ Elcoteq Network Corp. ▪ WKK International (Holdings) Ltd.

RF modules Liquid crystal display, or LCD, panels	Wavecom SA ▪ WKK International (Holdings) Ltd. Elec & Eltek International Holdings Limited ▪ Truly International Holdings Ltd. ▪ Varitronix International Ltd.

Telecommunication subassemblies and components	Philips ▪ Samsung ▪ Solectron ▪ Varitronix International Ltd.

Consumer electronic products (calculators, personal organizers and linguistic products)	Kinpo Electronics, Inc. ▪ Inventec Co. Ltd.
     Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do. As a result, we may be unable to compete successfully with these organizations in the future.
     When we begin large-scale production of FPC boards and FPC subassemblies, we expect to face intense competition from large flexible printed circuit board manufacturers located in Taiwan, China, Korea, Singapore, North America and Europe as well as from large, established EMS providers that have developed or acquired, or, like us, are developing their own flexible printed circuit manufacturing capabilities, and have extensive experience in electronics assembly. Such competition could pressure us to provide discounts or lower prices to gain market share, which could adversely affect our margins and the profitability of our FPC business and could adversely affect our operating results as a whole.
Our inability to utilize capacity at our facilities could materially and adversely affect our business and operating results.
     In order to increase our production capacity to manufacture LCD modules and FPC subassemblies and expand our capabilities and begin manufacturing FPC boards, we are improving our existing facilities in Shenzhen, PRC in order to expand our capacity to produce FPC boards and are planning to construct new factories in both Wuxi and Shenzhen Guangming Hi-Tech Industrial Park, or Shenzhen Guangming, China. In Wuxi, our expansion plan is to construct two new factories, one to produce FPC boards and FPC subassemblies and the other mainly for LCD module production. Our current intent is to dedicate our planned new factory in Shenzhen, Guangming to produce LCD modules and other products. Through December 31, 2006, we had spent approximately $11.7 million to modify and equip our existing Shenzhen factory for FPC manufacturing and in December 2006, we spent $1.3 million and $1.5 million to acquire the land in Wuxi and to pay the initial payment for land price of Shenzhen Guangming, respectively, upon which we plan to construct new factories for FPC and LCD modules production. We have financed the improvements to our existing Shenzhen facilities, and plan to finance the planned Wuxi and Shenzhen Guangming factories, from internally generated funds, but cannot guarantee that we will be able to utilize fully the additional capacity that each of these new facilities will provide when they come on line. Our factory utilization is dependent on our success in providing manufacturing services for FPC boards, FPC subassemblies and LCD modules at a price and volume sufficient to absorb our increased overhead expenses. Demand for contract manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investments in either or both of these facilities.
Delays in constructing our new factories could adversely affect our operating results.
     Our goal is for our existing Shenzhen and new Wuxi factories to begin production of FPC boards and FPC subassemblies in mid-2007 and early 2009, respectively. We also plan to commence first phase construction of another factory building in Wuxi by the end of 2007 to manufacture LCD modules and expect production to begin in early 2010. In addition, we expect the completion of the transfer for the land in Shenzhen Guangming, where we plan to construct a new factory for the production of LCD modules and other products to be in the second quarter of 2007 and we plan to commence the first phase of construction in late 2007. In connection with constructing and improving our manufacturing facilities, we could encounter shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, flood, delays in obtaining or failure to obtain necessary permits from regulatory authorities, losses as a result of fraud or corruption or unanticipated costs increases. We also could be subject to delays in connection with the transfer to us of the land in Shenzhen Guangming. Any of these eventualities could extend the time for these factories to begin significant production, which, in turn would delay our receipt of anticipated revenues to be generated from such production and adversely affect our operating results.
Cancellations or delays in orders could materially and adversely affect our gross margins and operating results.
     Our sales to, original equipment manufacturer, or OEM, customers are primarily based on purchase orders that we receive from time to time rather than firm, long-term purchase commitments. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Further, during times of potential component shortages, we have purchased, and may continue to purchase, raw materials and component parts in the expectation of receiving purchase orders for products that use these components. In the event actual purchase orders are delayed, are not received or are cancelled, we would experience increased inventory levels or possible write-down of raw material inventory that could materially and adversely affect our business and operating results.
We do not have long-term purchase commitments from our customers and the life cycles of their products (and therefore ours) may be short, so our future revenues are difficult to predict.
     As our customers do not have long-term purchase commitments with us and our sales are made on individual purchase orders, our customers may cancel or defer purchase orders. In addition, the life cycles of our customers’ products (and therefore ours) may be insufficient to ensure that these increased costs can be offset. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. Further, we do not typically operate with any significant backlog in orders, and this makes it difficult for us to forecast our revenues, plan our production and allocate resources for future periods (including our capital expenditures). There can be no assurance that the volume of our customers’ orders will be consistent with prior periods or with our expectations. Accordingly, our operating results may fluctuate significantly in the future. Such fluctuations may adversely affect our liquidity, profitability, operating results and financial condition.
Our business has been characterized by a rapidly changing mix of products and customers.
     Our business has been characterized by a rapidly changing mix of products and customers, driven in significant part by changes in demand for consumer electronics as well as technological innovation. We manufacture headsets containing Bluetooth wireless technology, mobile phone accessories, home entertainment products, printed circuit board assemblies, or PCBAs, for headsets containing Bluetooth wireless technology, radio frequency, or RF, modules, thin film transistor liquid crystal display, or TFT LCD, modules, color LCD modules and complementary metal oxide semiconductor, or CMOS, sensor modules, FPC boards, FPC subassemblies, and digital audio broadcast, or DAB, modules. We expect that a substantial portion of our growth will come from the manufacturing of these products. Certain products have become less economically significant to us over time, such as monochrome LCD modules for mobile phone headsets, for which our sales have dropped significantly in each of the past few years since 2002 as end use customers are increasingly choosing color LCD panels instead. We expect that our current mix of customers and products will continue to change rapidly, and we believe this to be relatively common in the EMS industry. If the products of our customers that we manufacture become obsolete or less profitable and we are not able to diversify our product offerings or customer base in a timely manner, our business would be materially and adversely affected.
There may not be a sufficient market for new products that our customers or we develop.
     Our customers may not develop new products in a timely and cost-effective manner, or the market for products they choose to develop may not grow or be sustained in line with their expectations. This would reduce the overall businesses they outsource, which would seriously affect our business and operating results. Even if we develop capabilities to manufacture new products, there can be no guarantee that a market exists or will develop for such products or that such products will adequately respond to market trends. If we invest resources to develop capabilities to manufacture or expand capabilities for existing and new products, like the investments we are making to our existing facilities in Shenzhen and the new factories we are planning to construct in Wuxi and Guangming Shenzhen,

PRC to manufacture FPC boards, FPC subassemblies, LCD modules and other products for which sales do not develop, our business and operating results would be seriously harmed. Even if the market for our services grows, it may not grow at an adequate pace.
We must spend substantial amounts to maintain and develop advanced manufacturing processes and engage additional engineering personnel in order to attract new customers and business.
     We operate in a rapidly changing industry. Technological advances, the introduction of new products and new manufacturing and design techniques could materially and adversely affect our business unless we are able to adapt to those changing conditions. As a result, we are continually required to commit substantial funds for, and significant resources to, engaging additional engineering and other technical personnel and to purchase advanced design, production and test equipment.
     Our future operating results will depend to a significant extent on our ability to continue to provide new manufacturing solutions which, based on time to introduction, cost and performance with the manufacturing capabilities of OEMs and competitive third-party suppliers compare favorably to those offered by our competitors. Our success in attracting new customers and developing new business depends on various factors, including:
•	utilization of advances in technology;

•	development of new or improved manufacturing processes for our customers’ products;

•	delivery of efficient and cost-effective services; and

•	timely completion of the manufacture of new products.
Our business is capital intensive and the failure to obtain capital could require that we curtail capital expenditures.
     To remain competitive, we must continue to make significant investments in capital equipment, facilities and technological improvements. We expect that substantial capital will be required to continue to expand our manufacturing capacity and capability and provide working capital for growth. We plan to finance our expansion with capital we generate from operations. If we are unable to generate sufficient funds to conduct existing operations and fund our expansion, we may have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net sales, further reduction or elimination of our dividends to shareholders, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, reduced manufacturing efficiencies or other harm to our business.
We generally have no written agreements with suppliers to obtain components and our margins and operating results could suffer from increases in component prices.
     For certain customers, we are responsible for purchasing components used in manufacturing their products. We do not have written agreements with some of our suppliers of components. This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from the orders of our customers. Accordingly, increases in component prices could materially and adversely affect our gross margins and operating results.
Our business and operating results would be materially and adversely affected if our suppliers of needed components fail to meet our needs.
     At various times, we have experienced and expect to continue to experience, shortages of some of the electronic components that we use, and suppliers of some components lack sufficient capacity to meet the demand for these components. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which contributed to an increase in our inventory levels and reduction in our gross margins. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce our sales. We also depend on a small number of suppliers for certain components that we use in our business. For example, we purchase most of our integrated circuits from Cambridge Silicon Radio Plc, Toshiba Corporation and Sharp Corpo-

ration and certain of their affiliates. If we were to be unable to continue to purchase components from these limited source suppliers, our business and operating results would be materially and adversely affected.
Factors affecting the electronics industry in general and our customers in particular could harm our operations.
     Most of our sales are to customers in the electronics industry, which is subject to rapid technological change, product obsolescence and short product life cycles. The factors affecting the electronics industry in general, or any of our major customers or competitors in particular, could have a material adverse effect on our business and operating results. Our success depends to a significant extent on the success achieved by our customers in developing and marketing their products, especially products that use RF modules, color straight-twisted nematic, or STN, LCD modules, TFT LCD modules, CMOS sensor modules, FPC subassemblies and boards, and DAB modules, some of which may be new and untested. If our customers’ products become obsolete, fail to gain widespread commercial acceptance or become the subject of intellectual property disputes, our business and operating results could be materially and adversely affected.
Our customers are dependent on shipping companies for delivery of our products and interruptions to shipping could materially and adversely affect our business and operating results.
     Our customers rely on a variety of carriers for product transportation through various world ports. A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results. Similarly, an increase in freight surcharges from rising fuel costs or general price increases could materially and adversely affect our business and operating results.
Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.
     We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the Cayman Islands, China, Japan, Hong Kong and Macao. We have administrative offices in Macao and Hong Kong and manufacture all of our products in China. As of December 31, 2006, approximately 99.7% of the net book value of our total property, plant and equipment was located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, China and Southeast Asia. Our international operations are subject to significant political and economic risks and legal uncertainties, including:
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
     Historically, our sales and operating results have been affected by seasonality. Sales of products and components related to mobile phones have generally been lower in the first quarter after peaking fourth quarter. Sales of educational products and home entertainment devices are often higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, orders for consumer electronics products have historically been lower in the first quarter from both the closing of our factories in China for the Lunar New Year holidays and the general reduction in sales following the holiday season. These sales patterns may not be indicative of future sales performance.

Our results could be adversely affected with intensifying environmental regulations.
     Our operations create environmentally sensitive waste, which involves the use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used in the manufacturing process. The disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on discharge of waste materials and empower certain environmental authorities to close any facility that causes serious environmental problems. The costs of remedying violations or resolving enforcement actions that might be initiated by governmental authorities could be substantial. Any remediation of environmental contamination would involve substantial expense that could harm our operating results. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our operations may be subject or the manner in which existing or future laws will be administered or interpreted. Future regulations may be applied to materials, products or activities that have not been subject to regulation previously. The costs of complying with new or more stringent regulations could be significant.
Future acquisitions or strategic investments may not be successful and may harm our operating results.
     From time to time, we review prospects for acquisition or strategic investments that we believe would complement our existing business and products, augment our market coverage and distribution ability or enhance our technological capabilities. Future acquisitions or strategic investments could have a material adverse effect on our business and operating results because of:
     • possible charges to operating results for purchased technology, restructuring or impairment charges related to goodwill or amortization expenses associated with intangible assets;
     • potentially increasing our expenses and working capital requirements and the incurrence of debt and contingent liabilities;
     • difficulties in successfully integrating any acquired operations, technologies, customers products and businesses with our operations;
     • diversion of our capital and management’s attention to other business concerns;
     • risks of entering markets or geographic areas in which we have limited prior experience; or
     • potential loss of key employees of acquired organizations or the inability to hire key employees necessary to manage or staff the acquired enterprise operations.
Our insurance coverage may not be sufficient to cover the risks related to our operations and losses.
     We have not experienced any major accidents in the course of our operations, which have caused significant property damage or personal injuries. However, there is no assurance that we will not experience major accidents in the future. Although we have insurance against various risks, including a business interruption, fidelity and losses or damages to our buildings, machinery, equipment and inventories, the occurrence of certain incidents such as earthquake, war, pandemics, and flood, and the consequences resulting from them, may not be covered adequately, or at all, by the insurance we maintain. We also face exposure to product liability claims in the event that any of our products is alleged to have resulted in property damage, bodily injury or other adverse effects. We have only limited product liability insurance covering some of our products. Losses incurred or payments we may be required to make in excess of applicable insurance coverage or for uninsured events or any material claim for which insurance coverage is denied, limited or is not available could have a material adverse effect on our business, operating results or financial condition.
We are a defendant in putative class action lawsuits and this litigation could adversely affect our business regardless of the final outcome.
     As we have previously reported, we and certain of our directors are defendants in consolidated class actions entitled Rocco vs. Nam Tai Electronics et al., Lead Case No. 03-cv-01148-JES, originally commenced on February 20, 2003 and pending in the United States District Court in the Southern District of New York. The named plaintiffs purport to represent a putative class of persons who purchased our common shares from July 29, 2002 through February 18, 2003. The plaintiffs have asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of

1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to our LCD Products segment. We have filed an answer to the amended and consolidated complaint and oral argument on the plaintiffs’ most recent motion for class certification was held on February 1, 2007. The court reserved judgment on the motion at the conclusion of the oral argument and had not rendered a ruling as the close of business on March 16, 2007. We believe we have meritorious defenses and intend to continue to defend the actions vigorously. The ultimate outcome of this litigation cannot be determined at present. However, this litigation has been and is expected to continue to be very costly and could divert our management’s attention and resources. In addition, we have no insurance covering our liability, if any, or that of our officers and directors, for this lawsuit and we are paying the costs of defense and those of our directors. Any adverse determination in this litigation could also subject us to the payment of material amounts, which could materially and adversely affect our financial condition and operating results. We believe we have meritorious defenses and intend to continue to defend the actions vigorously.
We have suffered material losses from litigation involving claims against Tele-Art Inc. and related proceedings, and may suffer additional losses and be unable to succeed in recovering on our judgments against Tele-Art Inc.
     For a number of years, we have been involved in litigation against Tele-Art Inc, its initial liquidator and the Bank of China (Hong Kong) Limited, or the Bank of China, formerly known as Bank of China Hong Kong Branch, concerning, among things, the priority of claims against Tele-Art Inc.’s insolvent estate and Nam Tai’s rights to have redeemed in 1999 and 2002 an aggregate of 308,227 of the common shares of Nam Tai beneficially held by Tele-Art Inc. in order to satisfy a portion of Nam Tai’s claims against Tele-Art Inc. After several decisions by the courts of the British Virgin Islands and appeals in these proceedings, judgment was rendered on November 20, 2006 by the Lords of the Judicial Committee of the Privy Council of the United Kingdom (the “Judgment”) declaring that:
     • the redemptions by Nam Tai of common shares beneficially owned by Tele-Art Inc. that Nam Tai effected on January 22, 1999 and August 12, 2002 were nullities,
     • the register of members of Nam Tai (i.e., Nam Tai’s shareholders’ register) should be rectified to reinstate the redeemed shares together with any other Nam Tai shares which have since accrued by way of exchange or dividend, and
     • the reinstated shares should be delivered to the Bank of China as the holder of a security interest in Tele-Art Inc.’s assets.
     Since our redemptions of 308,227 shares occurred before our three-for-one stock split and one-for-ten stock dividend that we effected in 2003, the total number shares that are being reinstated for delivery to the Bank of China as a result of the Privy Council’s judgment amount to 1,017,149 of our common shares.
     We have accounted for the obligation to reinstate the redeemed shares at their fair value (i.e. market closing price) on November 20, 2006, the date of the Judgment. Based on the proceedings with respect to the liquidation of Tele-Art Inc., any proceeds from sales of the shares by the Bank of China after the deduction of its valid claims and other costs and expenses of the liquidation of Tele-Art Inc., together with any Nam Tai shares remaining after the Bank of China’s sales of that collateral, are to be shared among Nam Tai and two other unsecured creditors on a pro-rata basis up to the amount of their valid claims against Tele-Art Inc. Nam Tai has been advised that of the unsecured claims against Tele-Art Inc. in the liquidation, approximately 95% consist of Nam Tai’s judgment against Tele-Art Inc. that the High Court of Justice in the British Virgin Islands awarded to Nam Tai in the amount of $34 million, plus interest, that resulted from damages Nam Tai suffered from a 1993 injunction obtained by Tele-Art Inc. The remainder of the unsecured claims against Tele-Art Inc. in the liquidation consist of Nam Tai’s claims for other amounts owed to it by Tele-Art Inc., which aggregate to approximately 4% of the total unsecured claims in the liquidation, with the balance of the aggregate unsecured claims consisting of those of two other unsecured creditors of Tele-Art Inc.
     The amount actually recoverable, if any, by Nam Tai on its judgments against Tele-Art Inc. and other claims will depend on the price realized by the liquidator if and when Nam Tai’s shares are sold to satisfy creditors’ claims against Tele-Art Inc. and thus is dependent on the market price at the time of sale as well as the actual amounts of the claims of the Bank of China and the other creditors against Tele-Art Inc. and ultimate expenses of the liquidator. Because of uncertainties relating to the timing of the Bank of China’s actions with respect to the disposition of the Nam

Tai shares to be delivered to it pursuant to the Judgment, including the timing of any sales and the amount of proceeds to be realized, the actual amount of the Bank of China’s claims, including interest, costs and expenses, whether the Bank of China actually remits any excess proceeds or shares to the liquidator for the benefit of Tele-Art Inc.’s unsecured creditors, the uncertain effect of any claims that Nam Tai may assert against the Bank of China, the possibility that Nam Tai will be forced to seek further recourse from the courts in an effort to protect its position and the timing, cost and uncertain success of such recourse, Nam Tai has determined not to record any value in its financial statements to a potential recovery on its unsecured claims against Tele-Art Inc.’s estate in liquidation until Nam Tai’s prospects of recovery, if any, become reasonably certain. We may incur substantial additional costs in pursuing our recovery, and neither the amount of our judgments against Tele-Art Inc. nor such costs may be recoverable.
     We have not paid dividends on the redeemed shares since 1997 and at March 1, 2007, the amount that would have accrued on the redeemed shares had such shares not been redeemed totaled approximately $5.6 million. Although the Privy Council did not address the issue of entitlement to post redemption dividends in its Judgment of November 20, 2006, following the Judgment, the Bank of China made claim to such dividends, a claim that Nam Tai has denied. Litigation may ensue over the Bank of China’s or the liquidator of Tele-Art Inc.’s right to the dividends and if we cannot successfully prevail on such claim or claims, of which there can be no assurance, we will suffer additional losses on account of having redeemed Tele-Art Inc.’s shares.
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
     Our success depends largely upon the continued services of our executive officers. Generally, these employees are bound by employment or non-competition agreements. However, we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers. In order to manage our growth, we will need to recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to continue to grow could be harmed. We maintain no key person insurance on these individuals. The loss of service of any of these officers or key management personnel could have a material adverse effect on our business growth and operating results.
Labor shortages in Southern China could adversely affect our gross margins or decrease revenue.
     To date, we have conducted all of our manufacturing operations in Southern China, where we have been able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong. Historically, there has been an abundance of labor in Southern China, but over the last few years, factories in Southern China are facing a labor shortage as migrant workers and middle level management seek better wages and working conditions elsewhere. If this trend continues and adversely affects our ability to recruit or retain necessary workers and management personnel, our operations could be adversely impacted by, for example, preventing us from manufacturing at peak capacity or forcing us to increase wages and benefits to attract necessary workers. This could result in lower revenues or increased manufacturing costs, which would adversely affect gross margins.
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

     Several places in which we are located allow for tax holidays or provide other tax incentives to attract and retain businesses. We have obtained holidays or other incentives where available. Our taxes could increase if certain tax holidays or incentives are retracted, or if they are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased.
We may not pay dividends in the future
     Although we have declared dividends during each of the last thirteen years, we may not be able to declare them or may decide not to declare them in the future. Our China subsidiaries are required to reserve about 11% of their profits for future development and staff welfare, which may affect our ability to declare dividends. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future, we may not continue them in any future period.
Payment of dividends by our subsidiaries in China to us is subject to restrictions under PRC law.
     Under PRC law, dividends may be paid only out of distributable profits. Distributable profits with respect to our subsidiaries in China refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises, or China GAAP, less any recovery of accumulated losses and allocations to statutory funds that it is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The calculation of distributable profits under China GAAP differs in many respects from the calculation under U.S. GAAP. As a result, our subsidiaries in China may not be able to pay any dividend in a given year as determined under U.S. GAAP. The China’s tax authorities may require changes in determining income of the Company that would limit its ability to pay dividends and make other distributions. PRC law requires companies to set aside a portion of net income to fund certain reserves for future development and staff welfare, which amounts are not distributable as dividends. These rules and possible changes could restrict our PRC subsidiaries from repatriating funds ultimately to us and our stockholders as dividends. Accordingly, since we derive a majority of our profits from our subsidiaries in China, we may not have sufficient distributable profits to pay dividends to our shareholders.
If certain exemptions within the PRC regarding withholding taxes are removed, we may be required to deduct China’s corporate withholding taxes from any dividends that are paid to us by our PRC subsidiaries, which will reduce the return on investment.
     Under current PRC tax laws, regulations and rulings, companies are exempt from withholding taxes with respect to dividends paid to stockholders of PRC companies outside the PRC. If the PRC government eliminated this exemption, we may be required to withhold such taxes, which will reduce our revenues as a parent company and the amount of retained earnings that we may distribute to our stockholders.
Changes in the economic and political environment in China and policies adopted by the PRC government to regulate its economy may adversely affect our business, operating results and financial condition.
     All of our manufacturing facilities and most of our operations are in China. China’s economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in respect of various areas such as structure, governmental involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, China’s economy was a planned economy. Subsequently, increasing emphasis has been placed on the utilization of market forces in the development of China’s economy, including the encouragement of private economic activities and decentralization of economic regulation with a move towards a market economy. However, the PRC government retains a large role in industrial output (which is majority state-owned), the allocation of resources, production, pricing and management, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform and they may significantly alter them to our detriment from time to time without notice. Furthermore, in all cases we may not be able to capitalize on the economic reform measures adopted by the PRC government. Our operations and financial results could be adversely affected by changes in political, economic and social conditions or the relevant policies of the PRC government, such as changes in laws and regulations (or the interpretations thereof), measures which might be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and the imposition of additional import restrictions. The nationalization or other expropriation of private enterprises by the PRC government could result in the total loss of our investment in China. Furthermore, significant portions of economic activities in China are export-driven at present and, therefore, are affected by developments in the economies of China’s principal trading partners and other export-driven economies.
The PRC legal system has inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our factories and to do business.
     We occupy our manufacturing facilities under China land use agreements with agencies of the PRC government and we occupy other facilities under lease agreements with the relevant landlord. The performance of these agreements and the operations of our factories are dependent on our relationship with the local governments in regions, which our facilities are located. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor these agreements or an adverse change in the law governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The government of China has enacted laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, its experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the PRC government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.
Controversies affecting China’s trade with the United States could harm our operating results or depress our stock price.
     While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could materially and adversely affect our business by, among other things, causing our products in the United States to become more expensive resulting in reduced demand for our products by those customers. Political or trade friction between the United States and China, whether or not actually affecting our business, could also materially and adversely affect the prevailing market price of our common shares.
A deterioration of relations between China and Japan may harm our business.
     While our production facilities are located in China, we derive a substantial amount of our sales from Japanese customers. With respect to our major customers accounting for 10% or more of our net sales, customers in Japan represented approximately 37.7%, 57.7% and 57.6% of our net sales for each of the years ended December 31, 2004, 2005 and 2006, respectively. Our business is therefore vulnerable to any deterioration of relations or disruption of trade between China and Japan.
     Beginning in the spring of 2005, relations between China and Japan grew increasingly strained. This culminated in a week of anti-Japan protests throughout China, which included attacks on Japanese citizens and property and a boycott on Japanese imports. While relations between Japan and China appeared to improve during 2006, if relations again become strained, our Japanese customers and other companies based in Japan may become reluctant to outsource manufacturing to us and other EMS providers based in China. There is also the possibility that our operations in China could be targeted by anti-Japan protestors or for boycotts because of the presence of a number of our managers and employees who are Japanese or because of our relationships with Japanese customers. A reduction in business from Japanese customers or harm cause to our facilities or personnel from anti-Japanese sentiment could materially and adversely affect our business and operating results.
The economy of China has been experiencing significant growth, leading to some inflation. If the government tries to control inflation by traditional means of monetary policy or returns to planned economic techniques, our business will suffer a reduction in sales growth and expansion opportunities.
     The rapid growth of the PRC economy has historically resulted in high levels of inflation. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown may increase our costs. If inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

Changes to PRC tax laws and heightened efforts by the China’s tax authorities to increase revenues could subject us to greater taxes.
     Under applicable PRC law, we have been afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, the PRC tax system is subject to substantial uncertainties with respect to interpretation and enforcement. Following the PRC government’s program of privatizing many state-owned enterprises, the PRC government has attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the PRC government to increase tax revenues could result in decisions or interpretations of the tax laws by China’s tax authorities that would increase our future tax liabilities or deny us expected concessions or refunds. For example, PRC tax reform, which reduced the value added tax, or VAT, tax refund from 17% to 13%, effective January 1, 2004, adversely affected our margins. Although, the PRC reinstated the VAT tax refund rate for certain products to 17% in mid-September 2006, such reinstatement did not cover all products and certain of our products remain limited to a VAT refund rate of 13% or less.
Changes in foreign exchange regulations of China could adversely affect our operating results.
     Some of our earnings are denominated in yuan, the base unit of the RMB. The People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, regulate the conversion of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions may enter into foreign exchange transactions at exchange rates within an authorized range above or below the exchange rate published by the People’s Bank of China according to the market conditions. Since 1996, the PRC government has issued a number of rules, regulations and notices regarding foreign exchange control designed to provide for greater convertibility of RMB. Under such regulations, any foreign investment enterprise, or FIE, must establish a “current account” and a “capital account” with a bank authorized to deal in foreign exchange. Currently, FIEs are able to exchange RMB into foreign exchange currencies at designated foreign exchange banks for settlement of current account transactions, which include payment of dividends based on the board resolutions authorizing the distribution of profits or dividends of the company concerned, without the approval of SAFE. Conversion of RMB into foreign currencies for capital account transactions, which include the receipt and payment of foreign exchange for loans, capital contributions and the purchase of fixed assets, continues to be subject to limitations and requires the approval of SAFE. Our subsidiaries in China are all FIEs and subject to the laws of China to which such regulations apply. However, there can be no assurance that we will be able to obtain sufficient foreign exchange to make relevant payments or satisfy other foreign exchange requirements in the future.
Our financial results have been affected by changes in currency exchange rates. Changes in currency rates involving the Japanese yen or renminbi could increase our expenses.
     Our financial results have been affected by currency fluctuations, resulting in total foreign exchange gains of approximately $1.0 million during the year ended December 31, 2006, total foreign exchange gains of approximately $2.5 million during the year ended December 31, 2005 and total foreign exchange gains of $189,000 during the year ended December 31, 2004.
     We sell most of our products in U.S. dollars and pay our expenses in U.S. dollars, Japanese yen, Hong Kong dollars and RMB. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk presently results from material purchases we make in Japanese yen and expenses we pay in RMB.
     Approximately 6%, 3% and 11% of our material costs have been in Japanese yen during the years ended December 31, 2004, 2005 and 2006, respectively, but sales made in Japanese yen accounted for only 4%, 2% and 9%, respectively, of our sales for each of the last three years. During the year ended December 31, 2006, the exchange rate of the Japanese yen to the U.S. dollar fluctuated above and below the rate at December 31, 2005, but at December 31, 2006, the exchange rate of Japanese yen to the U.S. dollar had increased approximately 1% from the level at the end of December 31, 2005. This fluctuation resulted in a slight increase in our material costs during 2006 but it did not have a material impact on our 2006 financial results as compared to those in 2005. A future appreciation of the Japanese yen against U.S. dollars would increase our costs when translated into U.S. dollars and could adversely affect our margins unless we made sufficient sales in Japanese yen to offset against material purchases we made in Japanese yen.

     Approximately 3% and nil of our sales, 10% and 9% of our total costs and expenses and 3% and 2% of our material costs were in RMB during the years ended December 31, 2005 and 2006, respectively. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximate 2.4% appreciation in the value of the RMB against the U.S. dollars at the end of 2005, from the July 21, 2005 RMB adjustment, a 3.3% appreciation at the end of 2006 as compared to the end of 2005 and 5.7% cumulative appreciation at the end of 2006 as compared to the level immediately prior to the July 21, 2005 adjustment in the exchange rate. This RMB appreciation to the U.S. dollars resulted in an increase in our total costs and expenses of approximately 0.5% based on the difference between our sales made in RMB versus our total costs and expenses incurred in RMB.
     If the trend of RMB appreciation to the U.S. dollar continues or the PRC government allows a further and significant RMB appreciation, our operating costs would further increase and our financial results would be adversely affected unless our renminbi denominated sales increased commensurately. If we determined to pass onto our customers through price increases the effect of increases in the RMB relative to the U.S. dollars, it would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the RMB relative to the U.S. dollars, our margins and profitability would suffer.
We have suffered losses from hedging against our currency exchange risk.
     From time to time, we have attempted to hedge our currency exchange risk, but we did not engage in currency hedging transactions during 2004, 2005 and 2006. In the past, we have experienced losses as a result of currency hedging and may do so again in the future.
Political and economic instability in Hong Kong could harm our operations.
     Some of our subsidiaries’ offices and several of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. The PRC resumed sovereignty over Hong Kong effective July 1, 1997. Since then, Hong Kong has become a Special Administrative Region of China, enjoying a high degree of autonomy except for foreign and defense affairs. China’s political system and policies are not practiced in Hong Kong. Under the principle of “one country, two systems”, Hong Kong maintains a legal system that is based on the common law and is different from that of China. It is generally acknowledged as an open question whether Hong Kong’s future prosperity in its role as a hub and gateway to China after China’s accession to the World Trade Organization, which is introducing a market liberalization in China, will be diminished. The continued stability of political, economic or commercial conditions in Hong Kong remains uncertain, and any instability could materially and adversely influence our business and operating results.
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
The recurrence of SARS in China, the potential outbreak of avian flu in China, or similar adverse public health developments, and concerns over the spread of these diseases in China and elsewhere, may materially and adversely affect our business and operating results.
     From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Recently, concerns have been raised with respect to the spread of avian flu in various regions in China. Any recurrence of the SARS outbreak, outbreak of avian flu, or the development of a similar health hazard in China, may adversely affect our business and operating results. For instance, a recurrence of SARS, outbreak of avian flu or any other epidemic may lead to health or other government regulations requiring temporary closure of our business, or the businesses of our suppliers or customers, which will severely disrupt our business operations and have a material adverse effect on our financial condition and operating results.
Our products are sold internationally and the effect of business, legal and political risks associated with international operations could significantly harm us.
     Our products are sold internationally. There are risks inherent in doing business in international markets, including:
     •      Exposure to political and financial instability, leading to currency exchange losses, collection difficulties or other losses;
     •      Exposure to fluctuations in the value of local currencies;
     •      Changes in value-added tax, or VAT, reimbursement;
     •      Imposition of currency exchange controls; and
     •      Delays from customs brokers or government agencies.
     Any of these risks could significantly harm our business, financial condition and operating results.
We are exposed to general economic conditions. Any slowdown in the technology products industry may affect our business and operating results adversely.
     In the past, as a result of the economic downturn in the United States and internationally, and reduced capital spending, sales to OEMs in the electronics industry declined substantially. While our market has recovered, we cannot assure you that this recovery is sustainable or that the industry will not again suffer declines similar to the declines that occurred in 2001 and 2002, or worse.
We are exposed to impact of global business trends in the mobile phone industry, which could result in even lower gross margins on the mobile phone components and subassemblies we manufacture.
     During the year ended December 31, 2006, approximately 84% of our sales were derived from subassemblies and components for mobile phones and mobile phone accessories. Accordingly, any fluctuations in the size of the mobile phone market, market trends, increased competition or pricing pressure of mobile phone industry may affect our business and operating results. For example, the mobile phone industry has been experiencing rapid growth, particularly from emerging economies such as India and China. The growth in these markets, however, does not necessarily translate into increased margins or growing profits as mobile phones sold in developing countries are typically stripped down to basic features and sold for low prices. Competition in developing markets is fierce, even more intense than in countries with advanced economies. Accordingly, we expect that our margins and profitability of the components and assemblies we manufacture for use in mobile phones that our customers target for emerging economies to continue to undergo severe pricing pressures, resulting in lower margins on these products than those we have experienced historically.
Actual or perceived health risks associated with the use of mobile phone handsets or other communications equipment could negatively affect our business.
     There have been public concerns about health risks arising from electromagnetic fields generated by mobile phone handsets. Any perceived risks or new findings, regardless of their scientific foundation, concerning the potential adverse health effects of mobile communications equipment could negatively affect our reputation and brand value, or that of our direct or indirect customers, and could result in a reduction in sales. We cannot assure you that we will not become the subject of product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business.

The market price of our shares will likely be subject to substantial price and volume fluctuations.
     The markets for equity securities have been volatile and the price of our common shares has been and could continue to be subject to wide fluctuations in response to variations in operating results, news announcements, trading volume, sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. The sale of the 1,017,149 of our common shares that we reinstate as a result of the November 2006 judgment of the Privy Council, or even the availability of such shares for sale, could have a negative impact on the prevailing market price of our shares. Other events, such as the issuance of common shares upon the exercise of our outstanding stock options could also materially and adversely affect the prevailing market price of our common shares.
     Further, the stock markets have often experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares.
     The concentration of share ownership in our senior management allows them to control or substantially influence the outcome of matters requiring shareholder approval. On March 1, 2007, members of our senior management and Board of Directors as a group beneficially owned approximately 28.4% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.
Regulatory initiatives in the United States, higher insurance costs and new and potentially new accounting pronouncements could adversely impact our future operating results and, in the case of the Financial Accounting Standards Board’s or FASB’s, recent pronouncement regarding the expensing of stock options, has adversely impacted, and will continue to, adversely impact, our financial results.
     In the United States, there have been regulatory changes, including the Sarbanes-Oxley Act of 2002 and changes in the continued listing rules of the New York Stock Exchange, and new accounting pronouncements and there may be new regulatory legislation and rule and accounting changes, which may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have increased general and administrative costs of the companies that are subject to them, including foreign private issuers like Nam Tai having securities traded in the U.S. and thereby subject to legislative and regulatory changes in the U.S. capital markets. As a result, insurers are likely to increase premiums as a result of high claims rates recently and our rates for our various insurance policies are likely to increase. The Financial Accounting Standards Board’s recent change to mandate the expensing of stock compensation has required us, and will require us, to record charges to earnings for stock option grants to employees and directors and have and will adversely affect our financial results for periods after we implemented the new pronouncement. As required, we implemented this new pronouncement on January 1, 2006. For a discussion of the recent changes in accounting standards, please refer to Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements.
It may be difficult to serve us with legal process or enforce judgments against our management or us.
     We are a British Virgin Islands holding corporation with subsidiaries in Hong Kong, Macao, Japan and China. Substantially, all of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC or Hong Kong, and substantially all of the assets of these persons are located within the PRC or Hong Kong. It may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon our directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.
     No treaty exists between Hong Kong, the British Virgin Islands or Macao and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due if:
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
     Similarly, the courts of Macao are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Macao for recovery of this debt. A Macao court will only accept a foreign judgment as evidence of a debt due if:
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
     Enforcement of a foreign judgment in Hong Kong, the British Virgin Islands or Macao may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors’ rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

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
Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE limiting the protections and information afforded to investors.
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
     In addition, because the Company is a foreign private issuer, certain corporate governance standards of the NYSE that are applied to domestic companies listed on that exchange may not be applicable to us. For information regarding the way our corporate governance standards have differed from those applied to US domestic issuers, see discussion under “NYSE listed Company Manual Disclosure” in Item 6. Directors and Senior Management of this Report.
     Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE.
ITEM 4. INFORMATION ON THE COMPANY
History and Development of Nam Tai
Corporate Information
     Nam Tai Electronics, Inc. was founded in 1975 and moved its manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, China in order to capitalize on opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. Our principal manufacturing and design operations are currently based in Shenzhen, China, approximately 30 miles from Hong Kong, and we plan to construct new manufacturing facility in Guangming Shenzhen and two more facilities in Wuxi, Jiangsu Province, near the East Coast of China, approximately 80 miles Northwest of Shanghai. Our PRC headquarters is located in Macao, which, like Hong Kong, is a Special Administrative Region of the PRC. Certain of our subsidiaries’ offices are located in Macao and Hong Kong, which provide us access to Macao’s and Hong Kong’s infrastructure of communication and banking facilities. One of our subsidiaries also maintains an office in Japan.
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
Historical Summary
     For a number of years, we specialized in manufacturing large-volume, hand-held digital consumer electronic products and established a leading position in electronic calculators and handheld organizers for OEMs such as Texas Instruments Incorporated and Sharp Corporation. Over the years, we have broadened our product mix to include a range of digital products for business and personal use, as well as key components and subassemblies for telecommunications and consumer electronic products. In August 1999, we established Nam Tai Telecom (Hong Kong) Company Limited, which targeted the expanding market for telecommunications components including LCD modules as well as end products, including cordless phones and family radio systems. Since December 2002, we have also produced RF modules for integration into mobile phones and other hand-held consumer electronic products, such as personal digital assistants, or PDAs, laptop computers and other products with wireless connectivity. In 2003, we further diversified our product mix by manufacturing CMOS sensor modules for integration into various image-capturing devices such as digital cameras for mobile phones and entertainment devices, FPC subassemblies for integration into various LCD modules and front light panels for handheld video game devices. In 2004, we expanded our business on CMOS sensor modules and FPC subassemblies. We also further broadened our product line by manufacturing back light panels for handheld video game devices and headsets containing Bluetooth wireless technology for use with mobile phones. In 2005, we further diversified our business, and commenced production of DAB modules, further expanding our line of educational products and entertainment devices. In 2006, we increased vertical integration of the key component subassemblies of telecommunication products business by moving upstream to commence FPC board manufacturing.
Major Events
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
     In January 2002, we acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.) for a consideration of approximately $12.0 million. TCL Corporation, an enterprise established in China, is the parent company of the TCL group of companies. TCL Corporation changed its status from a limited liability company to a company limited by shares in April 2002, or the Establishment Date. In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at RMB 4.26 (equivalent to $0.52) per A-share. The Company’s interest in TCL Corporation was diluted to 3.69% and represents 95.52 million promoter’s shares of TCL Corporation after its initial public offering. Pursuant to Article 147 of the Company Law of China, the Company is restricted from transferring its promoter’s shares within three years from the Establishment Date. The Company is, however, entitled to receive dividends and other rights similar to holders of A-shares. In December 2005, shareholders of TCL Corporation approved a split share structure reform. Pursuant to this reform, the Company gave away 15.62% of its total shares in TCL Corporation to public shareholders as consideration and thereafter, all restricted shares held by the Company will become floating shares, subject to the regulations of the China Securities Regulation Commission, and can be tradable in the market after the expiration of 12 months from April 12, 2006, which was the first trading day after the reform was formally in effect. The Company’s interest in TCL Corporation has been reduced from 3.69% to 3.12% and represents 80.60 million shares. As a result of the reduction of number of shares, the Company recorded a loss of $1.3 million ($1.9 million before sharing with minority interests) in the second quarter of 2006. As of December 31, 2006, investment in TCL Corporation was valued according to its market share price with an estimated fair value of $24.36 million.
     In June 2002, through a reverse merger, we arranged for the listing of J.I.C. Technology Company Limited, or J.I.C., a holding company of J.I.C. group’s business, on the Hong Kong Stock Exchange. To effect the listing, we entered into an agreement with the liquidators of Albatronics (Far East) Company Limited, or Albatronics to effect the restructuring proposal of Albatronics, whose shares had been listed on the Hong Kong Stock Exchange. Under such arrangement, the Company transferred the J.I.C. group into J.I.C. in consideration for which the Company received 122,190,000 ordinary shares and 598,420,000 preference shares of J.I.C. In 2003, we converted 175,100,000 preference shares into 170,000,000 ordinary shares of J.I.C. During the period from November to December 2004, we disposed of a total of 128,000,000 ordinary shares of J.I.C. for cash consideration of $12.90 million. The disposal resulted in a net gain on partial disposal of a subsidiary of $6.25 million and the release of goodwill of $3.52 million. During the same period, we converted all 423,320,000 preference shares into 410,990,290 ordinary shares. In March 2006, Nam Tai further acquired 25,290,000 shares of J.I.C. As of December 31, 2006, we held 572,180,978 ordinary shares of J.I.C., equivalent to 74.94% of J.I.C.’s issued ordinary shares.
     In January 2003, we invested $10.0 million for a 25% equity interest in Alpha Star, the ultimate holding company of JCT Wireless Technology Limited, or JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software and is using us to manufacture wireless communication terminals and their related modules. As of December 31, 2004, we recognized net sales of $34.2 million to JCT for the year. However, in September 2004, we made an other-than-temporary impairment to write down our $10.0 million investment in Alpha Star to a fair value of approximately $3.0 million, based on an analysis of the estimated fair value of Alpha Star prepared by management. As of December 31, 2004, another analysis of the estimated fair value had been conducted by management and no further impairment to the carrying value of the investment was made. From January to August 2005, this affiliated company continued to be loss making. We disposed of our entire stake in Alpha Star in August 2005 to the majority shareholders of Alpha Star with sales proceeds of $6.5 million (as mutually agreed between the parties), resulting in a gain of $3.6 million in 2005.
     In January 2003, we disposed of 20% of our equity interest in Namtek Software Development Company Limited, or Namtek Software, to a company that is owned by the management of Namtek Software for a cash consideration of $160,000. As of the date of disposal, Namtek Software had a fair value of $3.3 million.
     On January 23, 2003, the listing of our shares was transferred to the NYSE from the NASDAQ National Market with the symbol of “NTE”. On June 30, 2003, we implemented a three-for-one stock split, proportionately increasing our then outstanding shares and decreasing the price per share. On November 7, 2003, we effected a one-for-ten stock dividend, increasing our then outstanding shares by 10%. As of December 31, 2006, we had 44,803,735 common shares outstanding.
     In June 2003, one of our subsidiaries, J.I.C., disposed of its transformers operation to a third party for a cash consideration of $2.4 million. The gain from disposal of this discontinued operation amounted to $2.0 million, net of $0.1 million shared by minority interest.
     In August 2003, we set up our first subsidiary, Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, or Nam Tai Macao, in Macao as our PRC headquarters. Macao, like Hong Kong, is a Special Administrative Region of China and has recently introduced an incentive program to attract investment to Macao. In March and November 2004, we further established Zastron (Macao Commercial Offshore) Company Limited, or Zastron Macao, and J.I.C. (Macao Commercial Offshore) Company Limited, or J.I.C. Macao, in Macao, respectively.
     In December 2003, we placed approximately $5.3 million into an escrow account for an investment in Stepmind. The investment was to occur in two phases. For the first phase, approximately $2.64 million, representing 7.66% of the equity interest in Stepmind, was released to Stepmind in January 2004. The second phase amounting to approximately $2.65 million was released to Stepmind in August 2004 subject to fulfillment of certain conditions. In August 2004, we disposed of our entire interest in Stepmind to one of the shareholders of Stepmind at the original subscription price for those shares

     In April 2004, we increased our shareholdings in TCL Mobile from approximately 3% to 9% through the acquisition of Jasper Ace Limited, or Jasper Ace, which directly holds a 9% equity interest in TCL Mobile, for a consideration of approximately $102.2 million. The consideration was satisfied by the exchange of our 72.2% equity interest in Mate Fair, plus cash of $25 million in cash, and the issuance of 1,416,764 new Nam Tai shares and resulted in a net investment cost of $79.5 million. In July 2004, Nam Tai transferred all its shares in TCL Mobile to TCL Communication Technology Holdings Limited, or TCL Communication, in exchange for 90 shares of TCL Communication. In August 2004, we further subscribed for 254,474,910 shares in TCL Communication at a consideration of approximately $16 million. The consideration was satisfied by the dividend receivable from TCL Communication. Together with the 90 shares it received in July 2004, Nam Tai in total holds 254,475,000 shares in TCL Communication, representing 9% of the shareholding of TCL Communication. In September 2004, shares of TCL Communication were listed on the Hong Kong Stock Exchange by way of introduction. There were no new shares issued or sold in connection with the listing, and therefore no dilution to Nam Tai’s original stake in TCL Communication. As of December 31, 2004, the Company’s investment in TCL Communication was stated at fair value based on the traded market price of TCL Communication’s shares. The Company recognized an impairment loss of $58.3 million in its consolidated statement of income based on the Company’s cost of $79.5 million and a fair value of $21.2 million. In the second quarter of 2005, the Company further recognized an impairment loss of $6.5 million in its consolidated statements of income based on a market value of $14.7 million. Through a share swap between TCL Communication and Alcatel on July 18, 2005, our shareholding in TCL Communication decreased from 9% to 8.57%. During the period from August to December 2005, we have disposed of our entire stake in TCL Communication, receiving proceeds from the sale of $11.0 million and recorded a realized loss of $3.7 million.
     In April 2004, shares of Nam Tai Electronic & Electrical Products Limited, or NTEEP, a wholly owned subsidiary of the Company, were listed on the Hong Kong Stock Exchange. Since all of the shares of NTEEP involved in the initial public offering, or IPO, were existing shares of NTEEP owned by Nam Tai, all of the proceeds raised in the IPO went to Nam Tai instead of NTEEP. The offer price of NTEEP’s share was $0.497, which resulted in net proceeds of approximately $92.8 million and a gain of approximately $71.1 million to the Company. In May 2005, NTEEP completed an agreement with Nam Tai and Asano Company Limited, or Asano Company, for the acquisition of 80% and 20% interests in Namtek Software, respectively. The total consideration for the acquisition, amounted to approximately $26.7 million, and was satisfied by issuance of 81,670,588 new shares of NTEEP to Nam Tai and Asano Company (65,336,470 new shares to Nam Tai and 16,334,118 new shares to Asano Company) at approximately $0.327, or HK$2.55, per share. At various times in 2005, Nam Tai disposed of a total of 52,574,000 shares of NTEEP, resulting in net proceeds of approximately $15.0 million and a gain of approximately $8.2 million to the Company. In August and September 2006, Nam Tai acquired 7,152,000 shares of NTEEP. As of December 31, 2006 we held 619,914,470 shares of NTEEP, representing 70.31% of the total issued capital of NTEEP.
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
     In December 2004, the construction of a new five-story factory building for a subsidiary was completed and full operation commenced in April 2005. The new factory premises are adjacent to Nam Tai’s existing main manufacturing complex in Shenzhen, PRC, and added approximately 265,000 square feet of manufacturing space. During 2005, the Company has also built two additional blocks of dormitories with approximately 76,216 square feet. With this new addition, as of December 31, 2005, our principal manufacturing facilities consists of approximately 557,835 square feet of manufacturing space and 266,168 square feet of dormitories. As of December 31, 2005, we had incurred $25.8 million to cover the cost of construction, fixtures and equipment for the new factory.
     In September 2005, we signed a letter of intent with The People’s Government of Baoan District, Shenzhen, PRC, to purchase approximately 1.3 million square feet of land for future expansion. This new piece of land is approximately 30 minutes driving distance from the existing facilities of the Company and is more than double of the site area of the existing facilities. In March 2006, the Company entered into an official project investment agreement with the Guangming Hi-Tech Industrial Park, Shenzhen, PRC, for purchasing the land. Completion of the land transfer is expected to be in the second quarter of 2007 pursuant to the signing of separate land transfer agreement. The Company plans to commence construction of a new facility on the site with the first phase to commence in late 2007. The Company intends to use the new facility as its PRC headquarters and also to increase manufacturing capacity.
     In October 2005, the Company undertook two conditional general cash offers to privatize two of its Hong Kong listed subsidiaries, NTEEP and J.I.C. As part of the conditions precedent to closing for both offers, the Company needed to acquire at least 90% of the public float shares of each of NTEEP and J.I.C., failing which, the offers would terminate. However, as of the closing date of the respective offers, the Company had not been able to acquire a needed 90% of the public float shares of NTEEP or J.I.C. As a result, both offers lapsed and the proposed privatizations of both NTEEP and J.I.C. did not occur. Both companies retain their listing status on the Hong Kong Stock Exchange.
     In 2006, Nam Tai is stepping up vertical integration of the key component subassemblies of telecommunication products business by moving upstream to commence FPC board manufacturing in existing site. Approximately $11.7 million was spent for fixtures and equipment in 2006 and the main production will be commenced in the second quarter of 2007. Besides, the Company also took the first steps to implement its plan to establish an industrial presence in Wuxi. In October 2006, we entered into the agreements with the Wuxi government for the project and in December 2006 completed the land transfer for two parcels of real property, approximately three miles apart, in Wuxi. We expect construction of our new Wuxi facility to commence in the summer of 2007 with respect to one of the parcels and we hope to begin mass production of FPC boards and FPC subassemblies there in early 2009.
     For further information regarding our investments, please see “Strategic Investments” in Item 5. Operating and Financial Review and Prospects — Operating Results.
Capital Expenditures
     Our principal capital expenditures and divestitures over the last three years include the following:

	2004	2005	2006
Property, plant and equipment (net)	$38,611,000	$32,166,000	$23,793,000
     Our major capital expenditures in 2006 included:
•	$1.4 million for machinery used mainly for COG products;

•	$7.2 million for machinery used mainly for production of LCD modules;

•	$11.7 million for project of FPC board manufacturing in existing site; and

•	$3.5 million for other capital equipment.
     Our major capital expenditures in 2005 included:
•	$10.8 million for new factory expansion;

•	$5.4 million for expansion of a LCD factory;

•	$3.3 million for machinery used mainly for COG products;

•	$4.9 million for machinery used mainly for FPC subassemblies; and

•	$7.8 million for other capital equipment.
     Our major capital expenditures in 2004 included:
•	$13.8 million for new factory expansion;

•	$7.7 million for the expansion of LCD factory (which included $5.8 million paid as a deposit for property, plant and equipment);

•	$0.7 million for the expansion of our high-resolution color LCD module production capacity;

•	$14.5 million for machinery used mainly for FPC subassemblies;

•	$5.6 million for other capital equipment; and

•	$2.1 million for construction work in relation to the electricity supply for Namtai Electronic (Shenzhen) Co., Ltd.

     Capital expenditures we have planned for 2007 include:
•	$7.6 million for the expansion in LCD factory;

•	$16.0 million for machinery used mainly for LCD modules production;

•	$11.4 million for new factory construction in Wuxi;

•	$7.9 million for the purchase of land and consultancy costs for Guangming project in Shenzhen;

•	$1.0 million for the project of FPC board unit manufacturing in existing site;

•	$2.3 million for machinery in relation to surface mount technology; and

•	$6.7 million for other capital equipments.
     Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant amount of additional acquisition or strategic investment opportunities, which we regularly explore.
Business Overview
     We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies, image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products or electronic subassemblies and post-assembly testing. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenue. We also provide original design manufacturing, or ODM, services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.
Our Customers
     Historically, we have had substantial recurring sales from existing customers. Approximately 98.7% of our 2006 net sales came from customers that also used our services in 2005. While we seek to diversify our customer base, a small number of customers currently generate a significant portion of our sales. Sales to our 10 largest customers accounted for 82.5%, 86.6% and 89.4% of our net sales during the years ended December 31, 2004, 2005 and 2006, respectively. Sales to customers accounting for 10% or more of our net sales in the years ended December 31, 2004, 2005 or 2006 were as follows:

	Year ended December 31,
	2004	2005	2006
Wuxi Sharp Electronic Components Co., Ltd.	10.1%	10.1%	22.5%
Sharp Corporation	13.5%	32.3%	18.8%
Sanyo Epson Imaging Devices (HK) Limited (formerly known as Epson Precision (HK) Ltd.)	14.1%	15.3%	16.3%
Motorola Inc.	10.2%	*	*

*	Less than 10% of our total net sales.

     Our 10 largest OEM customers based on net sales during 2006 include the following (listed alphabetically).

Customer	Products
Hikari Alphax Co., Ltd.	LCD modules

GN Netcom	Headset accessory containing Bluetooth wireless technology

Sanyo Epson Imaging Devices (HK) Limited (formerly known as Epson Precision (HK) Ltd.)	LCD modules for cellular phones and FPC subassemblies

Sharp Corporation	FPC subassemblies, calculators, PDAs and dictionaries

Sony Computer Entertainment Europe Ltd.	Home entertainment products

Sony Ericsson Mobile Communications AB	Mobile phone digital camera accessories, headset accessory containing Bluetooth wireless technology and flashlight for mobile phone

Sumitronics Hong Kong Ltd.	FPC subassemblies

Texas Instruments Incorporated	Calculators

Uniden HK Ltd.	LCD panels

Wuxi Sharp Electronic Components Co., Ltd.	Telecom printed circuit board, or PCB, modules and FPC subassemblies
     At any given time, different customers account for a significant portion of our business. Percentages of net sales to customers vary from quarter to quarter and year to year and fluctuate depending on the timing of production cycles for particular products.
     Sales to our OEM customers are based primarily on purchase orders we receive from time to time rather than firm, long-term purchase commitments from our customers. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers make it difficult for us to predict revenue accurately over the longer term. Even in those cases where customers are contractually obligated to purchase products from us or repurchase unused inventory from us, we may elect not to immediately enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.
Our Products
     Our operations are organized into three reportable segments, consisting of consumer electronics and communication products, or CECP, telecommunication components assembly, or TCA, and liquid crystal display, or LCD products, or LCDP. Before 2005, we included software development services in the TCA segment, but, as a result of a reorganization, since 2005 we have included such services in our CECP segment. Accordingly, we have reclassified the presentation in the table immediately below to show software development services as part of CECP during 2004. The dollar amounts (in thousands) and percentages of our net sales by reportable segment and product category for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Year ended December 31,
	2004		2005		2006
	Dollars	Percent	Dollars	Percent	Dollars	Percent
CECP	$168,456	32%	$169,056	21%	$178,320	21%
TCA	316,695	59	570,069	72	627,199	72
LCDP	48,710	9	58,112	7	64,655	7

Total	533,861	100%	797,237	100%	870,174	100%

Please refer to Note 19 “Segment Information” of our consolidated financial statements and Item 8 Financial Information Export Sales which sets forth the information of net sales to customers by geographical area.
Consumer Electronic and Communication Products, or CECP
     The consumer electronic and communication products we manufacture are primarily finished products and include:
     •      Optical devices such as CMOS sensor modules, camera modules for notebook computers and recording cameras for the automotive industry.
     •      Entertainment devices such as USB camera accessory, USB microphone and converter box, controller for a music quiz game and a gaming device for mobile phones.
     •      Mobile phone accessories such as headsets containing Bluetooth wireless technology, a snap-on speaker, a snap-on card holder and snap-on flash lights. and
     •      Educational products such as digital pens, calculators and electronic dictionaries.
     •      Software development services principally for electronic dictionary products for major Japanese customers. In addition, we focus on research and development for car navigation products for which we aim to provide license and/or manufacturing services to the OEM customers.
Telecommunication Component Assembly, or TCA
     We manufacture the following subassemblies and components:
     •      Color and monochrome LCD modules to display information as part of telecommunication products such as mobile phones and telephone systems. Our LCD modules could be manufactured for use in most other hand-held consumer electronic devices, such as electronic games and digital cameras.
     •      RF modules for integration into mobile phones. RF modules are partially finished circuits that can be incorporated into larger products or components. They include receivers, transmitters, and transceivers. These modules could be manufactured for use in most other hand-held consumer electronic products, such as PDAs, laptop computers and other products with wireless connectivity.
     •      DAB modules, which we began manufacturing in 2005, are digital audio broadcasting components that are used in digital radio products such as home tuners, kitchen radios, in-car receivers, CD players, clock radios, boom boxes, midi-systems and handheld portable devices.
     •      FPC subassemblies for integration into various LCD modules
     •      Front light panels for handheld video game devices.
     •      Back light panels for handheld video game devices, which we began manufacturing in October 2004.
     •      1.9 high-frequency cordless telephones and home feature phones.
LCD Products, or LCDP
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
Our Manufacturing and Assembly Capabilities
     We utilize the following production techniques:
     Chip on Film, or COF, is an assembly method for bonding integrated circuit chips and other components onto a flexible printed circuit. This process allows for greater compression of the size of a product when assembled enabling the production and miniaturization of small form factor devices like cellular phones, PDAs, digital cameras and notebook PCs. As of December 31, 2006, we had 16 COF machines. These machines connect the bump of large scale integrated, or LSI, driver onto FPC pattern with anisotropic conductive film, or ACF. These COF machines have the ability to pitch fine to 38 micrometers and a total production capacity of up to 4,400,000 chips per month.
     Chip On Glass, or COG, is a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. As of December 31, 2006, we had 23 COG lines in our principal manufacturing facilities. These machines provide an LCD of dimension of up to 200 millimeters (length) x 150 (width) x 2.2 (height), a process time of five seconds per chip, a pin pitch fine to 38 micrometers and a total production capacity of up to 4,200,000 chips per month. During 2005, our subsidiary, Jetup Electronic (Shenzhen) Co. Ltd., or Jetup, also started manufacturing COG LCD modules. As of December 31, 2006, Jetup had nine COG lines and is capable of bonding 2,500,000 pieces of COG LCD modules a month. They are able to bond LCD panels up to sizes of 200 millimeters x 200 millimeters x 2.2 millimeters thick, with an accuracy of five microns’ tolerance, in a cycle time of 12-15 seconds per piece.
     Chip On Board, or COB, is a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. As of December 31, 2006, we had 51 COB aluminum bonding machines which provide a high speed chip bonding time of 0.25 second per 2 millimeters wire, a bond pad fine to 75 micrometers and a total production capacity of up to 3,000,000 per month. We use COB aluminum bonding in the assembly of consumer products such as calculators, personal organizers, linguistic products, meters and car audio products. We also had two COB gold ball bonding machines which provide a high speed chip bonding time of 0.072 second per 2 millimeters wire, a bond pad fine to 50 micrometers and a total production capacity of up to 300,000 per month. We use COB gold ball bonding in the assembly for digital still camera, mobile phone and digital pen products.
     Outer Lead Bonding, or OLB, is an advanced technology used to connect PCBs and large-scale integrated circuits with a large number of connectors. We use this technology to manufacture complex miniaturized products, such as high-memory PDAs. As of December 31, 2006, we had three OLB machines. The machines include multi-pinned tape carrier packaged large scale integrated circuit, or TCP LSIC, bonding which is up to 280 pins, which also provide ultra thin assembly with module thickness to around one millimeter and high accuracy bonding with pin pitch to 100 micrometers. The total production capacity is 12,000 units per month.
     Tape Automated Bonding with Anisotropic Conductive Film, or TAB with ACF, is an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. As of December 31, 2006, we had 27 systems of TAB with ACF machines. The machines provide process time of 10 to 25 seconds per component, a pin pitch fine to 200 micrometers and a total production capacity of up to 4,820,000 components per month. During 2005, Jetup also started manufacturing TAB LCD modules. As of December 31, 2006, Jetup had four TAB lines and is capable of bonding 500,000 pieces of TAB LCD modules a month. They are able to bond LCD panels up to sizes of 120 millimeters x 120 millimeters x 2.2 millimeters thick, with an accuracy of 10 microns’ tolerance in a cycle time of 20-25 seconds per piece.
     Fine Pitch Heat Seal Technology, or FPHS technology, allows us to connect LCD displays to PCBs produced by COB and outer lead bonding that enables very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs. As of December 31, 2006, we had eight machines utilizing FPHS technology. The machines provide a pin pitch fine to 260 micrometers and a total production capacity of up to 268,000 units per month.
     Surface Mount Technology, or SMT, is a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as electronic linguistic devices. As of December 31, 2006, we had 33 SMT productions lines. The production time per chip ranges from 0.06 second per chip to 0.8 second per chip and high precision ranging from +/-0.05 millimeter to +/-0.1 millimeter. The components size ranges from 0.6 millimeter (length) x 0.3 millimeter (width) to 55 millimeters (length) x 55 millimeters (width). Ball grid array, or BGA, ball pitch is 0.5 millimeter and ball diameter is 0.2 millimeter. Flip Chip, our smallest lead/bump pitch, is 250/240UM. The total production capacity is 910,000,000 resistor capacitor chips per month.

     Super-Twisted Nematic LCDs, or STN, type LCDs capable of providing higher information content display systems are found in applications such as cordless phones, mobile phones, MP3 players, pocket games and PDAs. J.I.C. group started producing STN LCDs in 2002. During 2005, J.I.C. group update its two existing twisted nematic, or TN type, LCD lines to STN LCD lines. As of December 31 2006, J.I.C. group was equipped with three automated STN lines capable of producing both TN and STN type LCDs with capacity of 150,000 pairs of glass (each sheet of glass of 360 millimeters x 400 millimeters size) panels per month.
     LCD Back-End is a main manufacturing process for LCD panels, and is regarded as part of the process for its finished product LCD modules. It includes the precise pure water cleaning process, scribing of LCD glass, liquid crystal insertion, sealing process and breaking process, then turns the LCD mother glass into LCD panels. Our machines can cope with 0.2 millimeters + 0.2 millimeters LCD mother glass up to dimension 550 millimeters x 670 millimeters, with cutting tolerance +/-0.1 millimeters. Nam Tai started mass production from September 2006, with monthly maximum production capacity of 1,800,000 units.
     As of December 31, 2006, we had six clean rooms at our principal manufacturing facilities, which housed COB, COF and COG capabilities for CMOS sensor modules, electronic calculators, digital camera accessories, LCD modules and front light or back light panels manufacturing. We also have four clean rooms at another of our factories, which are used to manufacture LCD panels and modules. Of our ten clean rooms as of December 31, 2006, three were class ten thousand, five were class thousand and one was class one hundred.
FPC boards and FPC Subassemblies
     Flexible Printed Circuit Subassemblies. We began manufacturing FPC subassemblies in March 2003 for integration into various LCD modules. FPC subassemblies are FPC board enhanced by attaching electronic components, such as connectors, switches, resistors, capacitors, light emitting devices, integrated circuits, cameras and optical sensors, to the circuit. The reliability of FPC component assemblies is dependent upon proper assembly design and the use of appropriate fixtures to protect the flex-to-connector interface. Connector selection is also important in determining the signal integrity of the overall assembly and is very important to devices that rely upon high system speed to function properly.
     Flexible Printed Circuits. Flexible printed circuits, which consist of copper conductive patterns that have been etched or printed while affixed to flexible substrate materials such as polyimide or polyester, are used to provide connections between electronic components and as a substrate to support these electronic devices. The circuits are manufactured by subjecting the base materials to multiple processes, such as drilling, screening, photo imaging, etching, plating and finishing. Single-sided flexible printed circuits, which have an etched conductive pattern on one side of the substrate, are normally less costly and more flexible than double-sided flexible printed circuits because their construction consists of a single patterned conductor layer. Double-sided flexible printed circuits, which have conductive patterns or materials on both sides of the substrate that are interconnected by a drilled or copper-plated hole, can provide either more functionality than a single-sided flexible printed circuit by containing conductive patterns on both sides, or greater shielding of components against electromagnetic interference than a single-sided flexible printed circuit by covering one side of the circuit with a shielding material rather than a circuit pattern.
     Currently we buy FPC boards from suppliers and attach electronic components to them in accordance with our customer’s specifications and produce FPC subassemblies. We plan to vertically integrate this process by producing FPC boards internally and have targeted mid-2007 to begin manufacturing of these devices in our existing facility in Shenzhen.
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
     We started the implementation of the Six Sigma approach. In 2004, our principal manufacturing facilities were recognized by the China Association for Quality of the Chinese Government as a “National Advanced Enterprise for the Promotion of Six Sigma”. Six Sigma is an internationally recognized approach that uses facts and data to develop better solutions, thereby reducing defects and production times, and improving customer satisfaction. This approach allows the Company to lower its costs by minimizing manufacturing defects. This results in improved profit margins and higher competitiveness.
Our Suppliers
     We purchase thousands of different component parts from numerous suppliers. For some components, we may rely on a single supplier. We purchase components from suppliers in Japan, China and elsewhere. We generally place component orders upon received purchase orders from customers and under customer’s authorization with agreed liability to minimize our inventory risk by ordering components and products only to the extent necessary although for certain customers we may occasionally purchase raw materials based on such customer’s rolling forecasts.
     The major component parts we purchase include the following:
     •      Integrated circuits or “chips”, most of which we purchase presently from Cambridge Silico Radio Plc, Toshiba Corporation, Sharp Corporation and certain of their affiliates;
     •      LCD panels, which are available from many manufacturers. In 2006, we purchased LCD panels from Epson Hong Kong Ltd., Suzhou Epson Co. Ltd., Nanya Plastic Corporation and Safaring Technology Co. Ltd. One of our subsidiary groups, J.I.C. group, also produces LCD panels for the NTEEP group;
     •      FPC boards, which consist of copper conductive patterns that have been etched or printed while affixed to flexible substrate materials such as polyimide or polyester, are used to provide connections between electronic components and as a substrate to support these electronic devices. In 2006, we purchased FPC boards mainly from Z. Kuroda (Hong Kong) Co. Ltd. and Kyoshin (Hong Kong) Co. Ltd.
     •      Light-emitting diodes, or LEDs, are semiconductor devices that emit incoherent narrow-spectrum light when electrically biased in the forward direction. This effect is a form of electroluminescence. LEDs are small extended sources with extra optics added to the chip, which emit a complex intensity spatial distribution. We mainly purchased from Sharp Electronic (Malaysia) Sdn. Bhd.
     •      CMOS imaging sensors, which we purchase mainly from Omnivision Technologies Inc. Solar cells and batteries, which are standard “off-the-shelf” items that we generally purchase in Hong Kong from agents of Japanese manufacturers or directly from companies in China;
     •      various mechanical components such as plastic parts, cables, rubber keypads, PCBs, indium tin oxide, or ITO, glass used in the production of LCD panels, and packaging materials from various local suppliers in China; and
     •      various acoustic components, which we mainly sourced from Minami Acoustics Limited and Lexin (Japan) Ltd.
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
     The principal raw materials used by the Company are large scale integrated, or LSI, circuits, semiconductors, FPC boards, LCD panels, LEDs and batteries. At times, the pricing and availability of these raw materials can be volatile, attributable to numerous factors beyond the Company’s control, including general economic conditions, currency exchange rates, industry cycles, production levels or a supplier’s tight supply. In the past, we have asked our customers to share in the increased costs of raw materials where such increased costs would adversely affect the Company’s business, results of operations and financial condition. Our customers have generally agreed when so requested in the past. We cannot assure you, however, that our customers will agree to share costs in the future and that our business, results of operations and financial condition would not be adversely affected by increased volatility of raw materials.
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
     Once the OEM customer and we agree to the quotation for the development costs and the unit cost, we begin the product development if we are engaged to do so. This development period typically lasts less than six months, but may be longer if software design is included. During this time, we complete all molds, tooling and software required to manufacture the product with the development costs generally borne by our customer. Upon completion of the molds, tooling and software, we produce samples of the product for the customer’s quality testing, and, once approved, commence mass production of the product. We recover the development costs in relation to molds, tooling and software from our customers.
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
     We did not suffer a material loss resulting from the cancellation of OEM customer orders for the years ended December 31, 2004, 2005 and 2006.

Sales and Marketing
     We focus on developing close relationships with our customers at the development and design phases and continuing throughout all stages of production. We identify, develop and market new technologies that benefit our customers and position as well as an EMS provider.
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
Seasonality
     Historically, our sales and operating results have often been affected by seasonality. Sales of products and components related to mobile phones have generally been lower in the first quarter after peaking in the fourth quarter. Sales of educational products and home entertainment devices are often higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, consumer electronics products have historically been lower in the first quarter resulting from both the closing of our factories in China for the Lunar New Year holidays and the general reduction in sales following the holiday season. As we have diversified our services for complex components, we expect that seasonality may be less of a factor affecting our business.
Transportation
     Transportation of components and finished products to and from Shenzhen is by truck. Component parts purchased from Japan are generally shipped by air. To date, we have not been materially impacted by any transportation problems. However, transportation difficulties affecting air cargo or shipping, such as an extended closure of ports that materially disrupt the flow of our customers’ products into the United States, could materially and adversely influence our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incur pending resolution of the problems causing the port closures.
Competition
     The electronic manufacturing services we provide are available from many independent sources as well as from our current and potential customers with internal manufacturing capabilities. The following table identifies those companies who we believe are our principal competitors by category of products or services we provide:

Product/Service	Competitor
EMS	Celestica, Inc. ▪ Flextronics International Ltd. ▪ Hon Hai Precision Industry Co., Ltd. ▪ Jabil Circuit, Inc. ▪ Sanmina-SCI Corporation ▪ Solectron Corporation

Image capturing devices and their modules	Lite-On Technology Corporation ▪ Logitech International S.A. ▪ The Primax Group

Mobile phone accessories	Balda-Thong Fook Solutions Sdn., Bhd. ▪ Elcoteq Network Corp. ▪ WKK International (Holdings) Ltd.

RF modules	Wavecom SA ▪ WKK International (Holdings) Ltd.

LCD panels	Elec & Eltek International Holdings Limited ▪ Truly International Holdings Ltd. ▪ Varitronix International Ltd.

Telecommunication, subassemblies and components	Philips▪ Samsung▪ Solectron ▪Varitronix International Ltd.

Consumer electronic products (calculators, personal organizers and linguistic products)	▪Kinpo Electronics▪ Inc. ▪ Inventec Co. Ltd.
     Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do. As a result, we may be unable to compete successfully with these organizations in the future.
     When we begin production of FPC boards and increase production of FPC subassemblies, we expect to face intense competition from large FPC manufacturers located in Taiwan, China, Korea, Singapore, North America and

Europe as well as from large, established EMS providers that have developed or acquired, or, like us, are developing, their own FPC boards manufacturing capabilities, and have extensive experience in electronics assembly. Such competition could pressure us to provide discounts or lower prices to gain market share, which could adversely affect our margins and the profitability of our FPC business and could adversely affect our operating results as a whole.
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
     In our ODM business, we are responsible for the design and development of new products, the rights to which we own. We sell these products to OEM customers to be marketed to end users under the customers’ brand names. To date, we have successfully developed a number of electronic dictionaries, calculator products, mobile phone accessories and game peripherals. Our efforts to expand or maintain the ODM business may not be successful and we may not achieve material revenues or profits from our efforts. To date, our ODM design activities have not been a material portion of our research and development budget.
Patents, Licenses and Trademarks
     We do not have any patents, licenses or trademarks on which our business is substantially dependent. Instead, we rely on our trade secrets, industry expertise and long-term relationships with our customers and suppliers.
[The remainder of this page left blank intentionally]

Organizational Structure
     We are a holding company for Nam Tai Electronic & Electrical Products Limited, J.I.C. Technology Company Limited and Zastron Precision-Tech Limited and their subsidiaries. The chart below illustrates our organizational structure of our principal operating subsidiaries as of December 31, 2006.

     Namtai Electronic (Shenzhen) Co., Ltd. currently holds 3.12% interest in TCL Corporation.

NTEEP Group	J.I.C Group	Zastron Group
Nam Tai Electronic & Electrical Products Limited (NTEEP) was incorporated in June 2003 and is a holding company for the operating subsidiaries shown in the chart above. Shares of NTEEP has been listed on the Hong Kong Stock Exchange since April 28, 2004.
	J.I.C. Technology Company Limited, a holding company for the operating subsidiaries shown in the chart above, was formed in January 2002 in connection with a reverse merger with Albatronics, of which we owned slightly more than 50% of the outstanding capital stock. J.I.C. has been listed on the Hong Kong Stock Exchange since June 2002.	Zastron Precision-Tech Limited (ZPT) was incorporated in June 2003 in the Cayman Islands, and is the holding company for Nam Tai’s Zastron group.

Namtai Electronic (Shenzhen) Co., Ltd. (Namtai Shenzhen) was established as Baoan (Nam Tai) Electronic Co. Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the laws of China. Originally, the equity of Baoan (Nam Tai) Electronic Co. Ltd. was 70% owned by Nam Tai Electronic & Electrical Products Limited, a Hong Kong subsidiary of Nam Tai, and 30% owned by a PRC company. In 1992, the PRC company transferred all of its equity interest in the contractual joint venture to Nam Tai Electronic & Electrical Products Limited and Baoan (Nam Tai) Electronic Co. Ltd. changed its name to Namtai Electronic (Shenzhen) Co., Ltd. In December 2003, the equity interest in Namtai Shenzhen was transferred from Nam Tai Electronic & Electrical Products Limited (Hong Kong) to NTEEP and it became NTEEP’s wholly owned subsidiary. NTEEP is currently the principal operating arm of the NTEEP group.
	Jetup Electronic (Shenzhen) Co. Ltd. (Jetup) was incorporated in 1993 in China and handles the manufacturing and processing production of LCD panels and modules through its factories in Baoan County, Shenzhen. It is the principal operating arm of the J.I.C. group.	Zastron Electronic (Shenzhen) Co. Ltd. (Zastron Shenzhen) was organized as Zastron Plastic & Metal Products (Shenzhen) Ltd. in March 1992 as a company with limited liability company. began producing metallic parts and PVC plastic products, much of which is used in the products manufactured in our principal manufacturing facilities. In August 2002, Zastron Plastic & Metal Products (Shenzhen) Ltd. changed its name to Zastron Electronic (Shenzhen) Co. Ltd. and expanded the nature of its business to include manufacturing of telecommunication products, LCD modules, TFT LCD modules and other products. It also became one of our principal manufacturing arms.

Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited was established in August 2003 by the Company. In March 2004, the Company transferred the equity interest to NTEEP and this company then a wholly owned subsidiary of NTEEP. Its principal business is to provide consultancy, administrative and data processing services to other companies in the NTEEP group.
	J.I.C. (Macao Commercial Offshore) Company Limited was incorporated in November 2004 in Macao, China and is a wholly-owned subsidiary of J.I.C. Its principal business is the provision of consultancy, administrative and data processing services to other companies within the J.I.C. group.	Zastron (Macao Commercial Offshore) Company Limited (Zastron Macao) was established in March 2004 in Macao, China and is a wholly owned subsidiary of ZPT. Its principal business is the provision of consultancy, administrative and data processing services to other companies within the Zastron group.

Shenzhen Namtek Co., Ltd (Shenzhen Namtek). was organized in December 1995. Shenzhen Namtek commenced operations in early 1996 developing and commercializing software for the consumer electronics industry, particularly for our customers and for products we manufacture or we will manufacture in the future. On December 30, 2005, the equity interest in Shenzhen Namtek was transferred from Namtek Software to NTEEP and Shenzhen Namtek became NTEEP’s wholly owned subsidiary.
Zastron Precision-Tech (Wuxi) Co. Ltd. was established in November 2006 as a wholly owned foreign investment enterprise with limited liability and pursuant to the relevant laws of China. The Company will be engaged in the manufacturing and trading of LCD modules and other products.

NTEEP Group	J.I.C Group	Zastron Group
Namtek Japan Company Limited was incorporated in June 2003 in Tokyo, Japan. On December 23, 2005, the equity interest in this company was transferred from Namtek Software to NTEEP. This company functions as a representative office of Shenzhen Namtek in Japan.
Zastron Precision-Flex (Wuxi) Co. Ltd. was established in November 2006 as a wholly owned foreign investment enterprise with limited liability and pursuant to the relevant laws of China. The Company will be engaged in the manufacturing and trading of FPC boards and FPC subassemblies.
Property, Plant and Equipment
     Our registered office in the British Virgin Islands is located at McNamara Chambers, P.O. Box 3342, Road Town, Tortola. Corporate administrative matters in the BVI are conducted at this office through our registered agent, McNamara Corporate Services Limited. The table below lists the locations, square footage, principal use and lease expiration dates of the facilities used in our principal operations as of December 31, 2006.

	Square		Owned(1) or lease
Location	Footage	Principal Use	expiration date
Hong Kong	3,482	Administration	2008
Macao	2,479	Administration	2007
	557,835	Principal manufacturing facilities	2043/2049 (2)
	87,462	Administration	2043/2049 (2)
Shenzhen, China	266,168	Dormitories	2043/2049 (2)
	41,528	Cafeteria	2043
	33,826	Recreational	2049

Other existing facilities
	383,547	Manufacturing LCD panels and modules	2012
	32,005	Administration
Shenzhen, China	221,666	Dormitories
	22,259	Cafeteria
	14,548	Recreational
Shekou, Shenzhen, China	12,374	Software development	2007
Tokyo, Japan	904	Software development and marketing	2007

Planned new manufacturing facilities

	(3)	FPC boards and subassemblies	2056
Wuxi, Jiangsu Province, China	(3)	LCD modules and other products	2056
Guangming, Shenzhen, China	(3)	LCD modules and other products	(4)

(1)	Only the PRC government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the PRC government that gives us the right to use the land for 50 years. Similarly, the land which we have acquired in Wuxi, and will be acquiring the land in Guangming Shenzhen, will be by 50-year land lease. Our understanding of the practice as it exists today, at the expiration of the land lease we may be given the right to renew the lease. For our other facilities, we have entered into factory building lease agreements with peasant collectives or other companies for 10 years or less.

(2)	Our principal manufacturing facilities occupy two pieces of land with 50-year land leases that we acquired in 1993 and 1999, respectively.

(3)	Raw land.

(4)	Not yet acquired.

     In order to expand our production capacity, we completed the construction of a new factory in December 2004 consisting of approximately 265,000 square feet adjacent to our existing principal manufacturing facilities in Shenzhen, China. We commenced full operations in the new manufacturing facilities in April 2005. As of December 31, 2005, we had incurred $25.8 million to cover the cost of construction and fixtures and equipment for this new factory. The financing of these improvements to our manufacturing facilities were obtained from internal resources.
     In October 2004, we relocated our production facility for the LCD products segment to new factory premises, which are approximately 670,000 square feet, about twice the size of the former factory premises. This factory provides room for future expansion of production capacity. As of December 31, 2004, we had spent $7.7 million for this relocation and financed this amount with a combination of internal resources and bank financing. During 2005, a further of $5.4 million was spent for fixtures and equipment.
Hong Kong
     In October 2005, to align with the Company’s China-focused operations, Nam Tai restructured its subsidiaries to keep a minimal workforce in Hong Kong in order to support those subsidiaries that are listed on Hong Kong Stock Exchange, and to resolve outstanding legal proceedings and tax matters in Hong Kong. To achieve a more favorable and competitive cost structure, the Company relocated from the approximately 24,200 square feet of office space at Shun Tak Centre, or Shun Tak office, to the approximately 3,400 square feet office space at Suites 1506-1508, One Exchange Square, 8 Connaught Place, in the Central district in Hong Kong. In April 2006, the Company sold the Shun Tak office for approximately $20.2 million and a recognized gain of approximately $9.3 million.
     Until 1996, we owned approximately ten acres of land in Hong Kong carried on our books at a cost of approximately $523,000. Between 1997 and 2006, we sold approximately 8.2 acres of this land for net proceeds of $7.77 million; realizing a gain of $7.51 million. We plan to sell the remaining land and, pending the sale, to continue to carry the land at a carrying value of approximately $108,000 on our books.
Macao
     In August 2003, we established our PRC headquarters in Macao, China and set up Nam Tai Macao in Macao, China. Macao, like Hong Kong, is a Special Administrative Region of China and has introduced an incentive program to attract investments to Macao. In March and November 2004, we further established Zastron Macao and J.I.C. Macaoin Macao, China, respectively. In 2006, we relocated our principal executive offices to Macao. We currently lease three offices and all of them under two-year leases expiring in July 2007. The monthly rental costs are approximately $870, $1,080 and $765, respectively.
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
     In July 1999, we purchased another vacant lot of approximately 280,000 square feet (approximately 6.5 acres) bordering our manufacturing complex located in Shenzhen, China at the relevant time at a cost of approximately $1.2 million. We have built another factory consisting of approximately 265,000 square feet of space. Construction started in September 2003 and completed in December 2004. We commenced full operations in April 2005. During 2005, we built two additional blocks of dormitories. With this new addition, our principal manufacturing facilities then consisted of approximately 557,835 square feet of manufacturing space, 87,462 square feet of offices, 266,168 square feet of dormitories and 75,354 square feet of cafeteria space and a full services recreational building. As of December 31, 2005, we had incurred $25.8 million to cover the cost of construction and fixtures and equipment for the new factory. The financing for these improvements to our manufacturing facilities was obtained from internal resources.
     LCD Factory
     In October 2003, Jetup Electronic (Shenzhen) Co., Ltd. entered into a tenancy agreement for new factory premises, which is also located in Baoan County, Shenzhen, China, and relocated to the new factory premises in October 2004. The new factory premises are about twice the size of the former factory premises and consist of 383,547 square feet of manufacturing space, 32,005 square feet of offices, 221,666 square feet of dormitories, and 36,807 square feet of cafeteria and recreational spaces. This new factory provides room for the future expansion of production capacity. As of December 31, 2004, we had spent $7.7 million for this relocation and financed this amount with a combination of internal resources and bank financing. During fiscal year 2005, a further $5.4 million was spent for fixtures and equipment.
     Software Development
     We currently lease two offices in which we conduct software development. Our Shekou, Shenzhen, China office is approximately 12,374 square feet, which we lease under two separate leases with both expiring in July 2007. The monthly rental is approximately $8,006.3. In July 2003, we opened an office in Tokyo, Japan to expand our sales and marketing coverage in Japan for our software development business. The Tokyo office has approximately 904 square feet, which we lease under a two-year lease expiring in June 2007. The monthly rental for the Tokyo office is approximately $1,723.4.
     Future Expansion
     In September 2005, we signed a letter of intent with The People’s Government of Baoan District, Shenzhen, PRC, to purchase approximately 1.3 million square feet of land for future expansion. This new piece of land is approximately 30 minutes driving distance from the existing facilities of the Company and is more than double the space of the land of the existing facilities. In March 2006, the Company entered into an official project investment agreement with the Guangming Hi-Tech Industrial Park, Shenzhen, PRC, to purchase the land and an initial payment of approximately $1.5 million was paid in 2006. We will pay the balance of approximately $4.5 million upon execution of official land purchase agreement. Completion of the land transfer is expected to occur in the second quarter of 2007. We plan to start construction of a new facility on the site with the first phase to commence in late 2007. We intend to use the new facility as its PRC headquarters and also for increased manufacturing capacity. We expect the additional space to meet our capacity needs in Shenzhen to 2015.
     In addition to the expansion project to build a new factory in Shenzhen, PRC, the Company continues to implement its plans to establish an industrial presence in Wuxi, Jiangsu Province, located on the East Coast of the PRC, approximately 80 miles Northwest of Shanghai. In October 2006, we entered into the agreements with the Wuxi government for the project and in December 2006 completed the land transfer for two parcels of real property, approximately three miles apart and with approximately 470,000 square feet and 515,000 square feet respectively. The total land price for these lands was approximately $1.3 million, which we paid in the fourth quarter of 2006. We expect to begin construction of the first of our Wuxi facilities in the summer of 2007 and hope to begin mass production of FPC boards and FPC subassemblies there in early 2009. We also plan to start first phase construction of another factory building in Wuxi by the end of 2007 to manufacture LCD modules and expect production to begin in early 2010.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     We do not have any unresolved Staff comments.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “expect”, “anticipate”, “believe”, “seek”, “estimate”, “intends”, “should”, or “may”. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3. Key

Information – Risk Factors. This section should be read in conjunction with our consolidated financial statements included as Item 18 of this Report.
Operating Results
Overview
     We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD display modules, RF modules, DAB modules, FPC subassemblies, image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, and handheld video game devices. We also manufacture finished products, including entertainment devices, mobile phone accessories and educational products.
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
     Our production is typically based on purchase orders received from OEM customers. However, for certain customers, we will occasionally purchase raw materials based on such customers’ rolling forecasts. Purchase orders are often supported by letters of credit or written confirmation from our OEM customers. We generally do not obtain firm, long-term commitments from our customers. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers make it difficult for us to predict our revenue accurately over the longer term. Even in those cases where customers are contractually obligated to purchase products from us or to repurchase unused inventory from us, we may elect not to immediately enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.
Gross Margins
     Complex products generally have relatively high material costs as a percentage of total unit costs and accordingly our strategic shift to produce more of such products has historically been a factor that has adversely affected our gross margins. This is the primary reason for the decline in our gross margins between 2002 and 2006. During this period, we diversified our product mix from predominantly low complexity electronic products, including calculators and electronic dictionaries, to include more complex components and subassemblies, like LCD modules, RF modules and FPC subassemblies. Despite the lower gross margin on more complex products, we believe that the opportunity for growth in the demand for these complex products justifies the shift in our strategic focus. In dollar value, our gross profit indeed increased from $38.1 million in 2002 to $86.2 million in 2006. Furthermore, we believe that the experience in manufacturing processes and know-how that we have developed from producing more complex products are a competitive advantage for us relative to some of our competitors.
     The increased costs associated with developing advanced manufacturing techniques to produce complex products on a mass scale and at a low cost have also negatively impacted our gross margins. For example, in our initial production runs of LCD modules and RF modules, we experienced low production yields and other inefficiencies that caused our gross margin to decrease. Although we believe we have improved the efficiency and quality of our manufacturing processes relating to LCD modules and RF modules, we may not be able to improve or maintain our gross margin for these products. Furthermore, in January 2003, we began to produce color and TFT LCD modules, each a complex component used in a variety of devices. The increased costs associated with manufacturing these products and other new complex products could have a negative impact on our future gross margins. The complex manufacturing processes involved in the production of complex products is also capital intensive, thereby increasing our fixed overhead costs. It has been our strategy to shift our focus more to the business of key components subassembly. The key components subassembly business generally accounts for relatively lower gross profit margin business. Our business of manufacturing key components and subassemblies accounted for 72.1% of our sales in 2006.
Income Taxes
     Under current BVI law, our income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below, and our subsidiary operating in Macao is exempted from income taxes. This would be valid unless the Macao government changes its policy towards offshore companies.
     Under current Cayman Islands law, NTEEP, ZPT and J.I.C. are not subject to profit tax in the Cayman Islands as they have no business operations in the Cayman Islands. However, they may be subject to Hong Kong income taxes as described below since they are registered in Hong Kong.
     The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 17.5% for 2004, 2005 and 2006 to the estimated taxable income earned in or derived from Hong Kong during the applicable period.
     The basic corporate tax rate for FIEs in China, such as our PRC subsidiaries, is currently 33% (30% state tax and 3% local tax). However, because all of our PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in the regions in which our subsidiaries operate in Shenzhen are not currently assessing any local tax, but that could change at any time. Moreover, several of our subsidiaries in China are entitled to certain tax benefits and certain of our subsidiaries in China have qualified for tax refunds as a result of reinvesting their profits earned in previous years in China.
     Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the China’s tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in PRC tax laws or their interpretation or application may subject us to additional PRC taxation in the future.
     Our effective tax rates were 1% for each of the three years ended 2004, 2005 and 2006, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates of 15% were as follows:

	2004	2005	2006
Applicable statutory tax rates	15%	15%	15%
Effect of loss / income for which no income tax benefit/expense is receivable/payable	(10%)	(8%)	(5%)
Valuation allowance	1%	—	—
Tax holidays and incentives	(3%)	(4%)	(3%)
Effect of China tax concessions, giving rise to no China tax liability	(3%)	(4%)	(4%)
Other items which are not deductible (assessable) for tax purposes	1%	2%	(2%)
Effective tax rates	1%	1%	1%
Strategic Investments
     An element of our strategy has been to make investments in companies that provide the potential to complement our existing products and services, become new customers, augment our market coverage and sales ability, enhance our technological capabilities and expand our service offerings. We account for investments of less than 20% at fair value and we account for investments between 20% and 50% under the equity method. Our material investments over the last five years include:
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

     Alpha Star/JCT. In January 2003, we invested $10.0 million for a 25% equity interest in Alpha Star, the ultimate holding company of JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software and is using us to manufacture wireless communication terminals and their related modules. In September 2004, we made an impairment to write down our $10.0 million investment in Alpha Star to a fair value of approximately $3.0 million based on the analysis of the estimated fair value of Alpha Star prepared by management. As of December 31, 2004, another analysis of estimated fair value had been conducted by management and no further impairment to the carrying value of the investment was made. From January to August 2005, this affiliated company continued to be loss making. We disposed of our entire stake in Alpha Star in August 2005 to the majority shareholders of Alpha Star with sales proceeds of $6.5 million resulting in a gain of $3.6 million in 2005.
     TCL group. Over the period from September 2000 through November 2002, we made three investments in the TCL group of companies and disposed of a portion of the investment in 2002 and 2003. The TCL group of companies is a leading OEM for numerous consumer electronics and telecommunications products in the domestic PRC market.
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
     In January 2002, we acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.), the parent of the TCL group of companies, for approximately $12.0 million. In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at $0.52, or RMB4.26, per A-share. The Company’s interest in TCL Corporation has then been diluted to 3.69%, represented by 95.52 million promoter’s shares of TCL Corporation after its initial public offering. As at December 31, 2005, the Company recognized an unrealized gain of $0.95 million, based on the Company’s cost of $11.97 million. The Company’s interest in TCL Corporation was recorded at fair value of $13.33 million based on a comparable companies analysis and taking into account of a liquidity discount. However, in April 2006, pursuant to the split share structure reform (“SSR”), the Company gave away 15.62% of its total shares to floating shareholders as consideration and thereafter all its restricted shares will become floating shares subject to the regulations of China Securities Regulation Commission and can become tradable 12 months from April 20, 2006, which was the first trading day after the SSR was formally implemented. The Company’s interest in TCL Corporation has been further reduced from 3.69% to 3.12%, representing 80.60 million shares. As a result of the reduction in the numbers of shares in TCL Corporation, the Company recorded a loss of $1.3 million ($1.9 million before sharing with minority interests) in the second quarter of 2006. As at December 31, 2006, the Company’s interest in TCL Corporation was recorded at fair value of $24.36 million and with an unrealized gain of $9.93 million.
     In November 2002, we invested $5.1 million in the 3% convertible notes of TCL International Holdings Limited that are due in November 2005. TCL International Holdings Limited is another company in the TCL group and is publicly listed on the Hong Kong Stock Exchange. Those convertible notes of TCL International Holdings Limited were disposed of in August 2003 for approximately $5.03 million.
     In April 2004, we increased our shareholding in TCL Mobile from approximately 3% to 9% through acquiring Jasper Ace, which directly holds 9% equity interest in TCL Mobile, at a consideration of approximately $102.2 million. The consideration was satisfied, by the exchange of our 72.2% equity interest in Mate Fair, plus cash of $25 million and the issuance of 1,416,764 new Nam Tai shares and resulted in a net investment cost of $79.5 million. In July, Nam Tai transferred all its shares in TCL Mobile to TCL Communication in exchange for 90 shares of TCL Communication. In August 2004, Nam Tai further subscribed for 254,474,910 shares in TCL Communication at a consideration of approximately $16 million. The consideration was satisfied by the dividend receivable from TCL Communication. Together with the 90 shares it received in July 2004, Nam Tai in total holds 254,475,000 shares in TCL Communication, representing 9% of the shareholding of TCL Communication. In September 2004, shares of TCL Communication were listed on the Hong Kong Stock Exchange by way of introduction. There were no new shares issued or sold in connection with the listing, and therefore no dilution to Nam Tai’s original stake in TCL Communication. As of December 31, 2004, the Company’s investment in TCL Communication was stated at fair value based on the traded market price of TCL Communication’s shares. We recognized an impairment loss of $58.3 million as at December 31, 2004. In the second quarter of 2005, a further $6.5 million impairment loss was recognized. Because of a share swap between TCL Communication and Alcatel on July 18, 2005, our shareholding in TCL Communication decreased from 9% to 8.57%. During the period from August to December 2005, we disposed of our entire stake in TCL Communication realizing proceeds of $11.0 million, which resulted in a net realized and accumulated losses of $68.5 million.
     The following details the impact of our strategic investments on our consolidated statements of income for each of the years ended 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Income (loss) from Investments Stated at Fair Value:
Dividend income received from marketable securities and investment:
TCL Corporation	$926	$579	$—
Huizhou TCL Mobile Communication Co. Ltd.	17,369	—	—

	$18,295	$579	$—

Loss on Disposal of Marketable Securities	$—	$(3,686)	$—
Impairment Loss on Marketable Securities	(58,316)	(6,525)
Loss on marketable securities arising from split share structure reform	—	—	(1,869)
Gain on Disposal of an Affiliated Company	—	3,631	—
Equity in loss of an Affiliated Company	$(6,806)	$(186)	$—
     J.I.C. Group. In June 2002, through a reverse merger, we arranged for the listing of the J.I.C. group on the Hong Kong Stock Exchange. To effect the listing, we entered into an agreement with the liquidators of Albatronics to effect the restructuring proposal of Albatronics. Under such arrangement, the Company transferred the J.I.C. group into J.I.C. in consideration for which the Company received 122,190,000 ordinary shares and 598,420,000 preference shares of J.I.C. In 2003,we converted 175,100,000 preference shares into 170,000,000 ordinary shares of J.I.C.
     During the period from November to December 2004, we disposed of a total of 128,000,000 ordinary shares of J.I.C. for cash consideration of $12.90 million. The disposal resulted in a net gain on partial disposal of a subsidiary of $6.25 million. During the same period, we converted all 423,320,000 preference shares into 410,990,290 ordinary shares. As of December 31, 2005, we held 546,890,978 ordinary shares of J.I.C., equivalent to 71.63% of issued ordinary shares. In March 2006, the Company acquired a total of 25,290,000 ordinary shares of J.I.C. for cash consideration of $2.12 million resulting in 74.94% equity interest held in J.I.C. as of December 31, 2006.
Critical Accounting Policies and Estimates
     The preparation of our financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.
     For further discussion of our significant accounting policies, refer to Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements.
Marketable Securities
     Marketable securities at December 31, 2006 are principally equity securities and are classified as available-for-sale securities. Securities classified as available-for-sale are stated at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income (loss). Fair value is determined by reference to market price or analysis conducted by independent appraiser. In the event where the fair value of the securities has been below the carrying value for a period of time, we will assess whether this decline in value is other-than-temporary.
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
     The Company assesses the recoverability of the carrying value of long-lived assets, including purchased intangible assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis of discounted cash flows or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.
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
     In performing the annual assessment of goodwill for impairment for the years ended December 31, 2005 and 2006, the Company determined that none of the reporting units’ carrying values were close to exceeding their respective fair values.
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

     For provisions or accruals related to litigation, we make provisions based on information from legal counsels and the best estimation of management. As discussed in Note (18b) to our consolidated financial statements, we are involved in various legal proceedings and contingencies. We have recorded a liability for the Tele-Art Inc. matter in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”, or SFAS 5. SFAS 5 requires a liability to be recorded based on our estimate of the probable cost of the resolution of a contingency. The actual resolution of this contingency may differ from our estimates. If the contingency were settled for an amount greater than our estimate, a future charge to income would result. Likewise, if the contingency were settled for an amount that is less than our estimate, a future credit to income would result.
Summary of Results
     The increase in sales was primarily because of strong growth in demand for LCD modules and FPC subassemblies. The increase in our net sales base year-over-year represents stronger demand from existing customers, as well as growth from new and existing customers.
     The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,			% increase/(decrease)
	2004	2005	2006	2005 vs 2004	2006 vs 2005
Net sales	$533,861	$797,237	$870,174	49%	9.1%
Gross profit	76,476	92,923	86,221	22%	(7.2)%
Operating income	43,378	52,656	42,480	21%	(19.3)%
Net income	66,885	51,306	40,756	(23%)	(20.6)%
Basic earnings per share	1.57	1.19	0.93	(24%)	(21.8)%
Diluted earnings per share	1.57	1.19	0.93	(24%)	(21.8)%
Key Performance Indicators
     The following table sets forth, for the quarterly periods indicated, certain of management’s key financial performance indicators that management utilizes to assess the Company’s operating results:

Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2005	2005	2005	2005
Sales cycle (1)	11 days	19 days	22 days	18 days
Inventory turnover (2)	16 days	20 days	16 days	14 days
Days in accounts receivable (3)	58 days	60 days	50 days	56 days
Days in accounts payable (4)	63 days	61 days	44 days	52 days

	2006	2006	2006	2006
Sales cycle (1)	4 days	5 days	11 days	10 days
Inventory turnover (2)	14 days	15 days	14 days	13 days
Days in accounts receivable (3)	49 days	55 days	49 days	51 days
Days in accounts payable (4)	59 days	65 days	52 days	54 days

(1)	The sales cycle is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable.

(2)	Inventory turnover is calculated as the ratio of inventory, net, at period end divided by year to date of cost of sales.

(3)	Days in accounts receivable is calculated as the ratio of accounts receivable, net, at period end divided by year to date average daily net sales.

(4)	Days in accounts payable is calculated as the ratio of accounts payable, net, at period end divided by year to date average daily net cost of sales.
Results of Operations
     The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2004, 2005 and 2006 (amounts may not foot because of rounding).

	Year Ended December 31,
	2004	2005	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	(85.7)	(88.3)	(90.1)

Gross profit	14.3	11.7	9.9
Gain on disposal of asset held for sale	—	—	1.1
Selling, general and administrative expenses	(5.2)	(4.2)	(3.5)
Research and development expenses	(1.0)	(0.9)	(0.9)
Losses arising from judgment to reinstate redeemed shares	—	—	(1.7)

Income from operations	8.1	6.6	4.9
Other expenses, net	(0.2)	(0.0)	(0.2)
Dividend income from marketable securities and investments	3.4	0.1	—
Gain on sale of subsidiaries’ shares	14.5	1.3	—
Gain on disposal of investment in an affiliated company	0	0.4	—
Impairment loss on marketable securities	(10.9)	(0.8)	—
Realized loss on marketable securities	—	(0.5)	—
Loss on marketable securities arising from split share structure reform	—	—	(0.2)
Interest income	0.2	0.5	1.0
Interest expense	—	(0.1)	(0.1)

Income before income taxes and minority interests	15.1	7.5	5.4
Income taxes	(0.2)	(0.1)	0.0

Income before minority interests and equity in income of affiliated companies	14.9	7.4	5.4
Minority interests	(1.1)	(1.0)	(0.7)
Equity in loss of affiliated companies	(1.3)	—	—

Income after minority interests and equity in income (loss) of affiliated companies	12.5	6.4	4.7

Net income	12.5%	6.4%	4.7%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Net Sales. Our net sales increased 9.1% to $870.2 million for 2006, up from $797.2 million in 2005. Sales of Consumer Electronics and Communication Products (“CECP”), Telecommunication Components Assembly (“TCA”) and LCD Products (“LCDP”) increased 5.5%, 10.0% and 11.3% respectively. The increased sales levels were because of the addition of new customers and increases in sales to existing customers in these business segments.
     The distribution of revenue across our reportable segments has fluctuated, and we expect it to continue to fluctuate, as a result of numerous factors, including but not limited to increased business from new and existing customers, fluctuations in customer demand and seasonality. The dollar amounts (in thousands) and percentages of our net sales by reportable segment and product category for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Year ended December 31,
	2004		2005		2006
	Dollars	Percent	Dollars	Percent	Dollars	Percent
CECP	$168,456	32%	$169,056	21%	$178,320	21%
TCA	316,695	59	570,069	72	627,199	72
LCDP	48,710	9	58,112	7	64,655	7

Total	533,861	100%	797,237	100%	870,174	100%

     Before 2005, we included software development services in the TCA segment, but, as result of a reorganization, since 2005 we have included such services in our CECP segment. Accordingly, we have reclassified the presentation in the table immediately above to show software development services as part of CECP during 2004.
     In the CECP segment, net sales increased by about 5.5% mainly because sales of mobile phone accessories increased by 135% or $59.5 million, compared with year 2005. However, this increase was offset by the decreases of $32.5 million, or 77%, in sales of optical products and $16.5 million, or 31%, of home entertainment products. Sales of education devices remained relatively unchanged and software development services still accounts for less than 1% of total net sales of the group.
     In the TCA segment, overall sales increased by about 10%. This was driven primarily by the increase in sales of LCD modules of 60%, or $83.8 million, but was partially offset by the decreased sales of semi-knock down, or SKD, handsets, front light panel assemblies for games and PCB subassembly of $6.2 million, $8.6 million and $9.9 million, respectively. Sales of FPC subassemblies in 2006 remained at about the same level as in 2005.
     In the LCDP segment, overall sales increased by 11.3%, principally attributable to STN and COG products.
     Gross Profit. In terms of dollar value, gross profit for 2006 decreased by $6.7 million from 2005, because of increased material costs. Gross margins decreased to 9.9% of net sales in 2006 from 11.7% in 2005. Generally, the decreases were attributable primarily to competitive pressures requiring us to reduce unit selling prices. Although the Company experienced growth in business volume from existing customers, this growth was insufficient to offset the adverse effects of this pressure to reduce unit prices, resulting in lower gross profit.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $2.4 million, or 3.5% of net sales in 2006 from $33.0 million, or 4.1% of net sales in 2005. The $2.4 million decrease was primarily attributable to the gain on disposal of fixed assets, reduction in office expenses, bad debts, advertising and promotion, bank charges and restructuring cost in relation to Hong Kong office in year 2005. The decrease as a percentage of net sales was also primarily attributable to the increased revenue base in 2006.
     Research and Development Expenses. Research and development expenses in 2006 increased to $7.9 million from $7.2 million in 2005 accounting for 0.9% of net sales for 2005 and 2006. The absolute dollar increase was primarily attributable to the recruitment of more engineers to support our R&D activities, including design of production process, development of new products and products associated with customer design-related programs.
     Other Expenses Net. During 2006, other expenses were $1.3 million which mainly represented by other non-operating charges. The Company did not have any dividend income received from marketable securities in 2006 but $0.6 million dividend income was received from our investment in TCL Corporation during the year of 2005.
     Gain on Sale of Subsidiaries’ Shares. There was no disposal of subsidiaries’ share in 2006. In May 2005, NTEEP acquired 100% interest in Namtek Software from the Company and Asano Company Limited, and as a result of this series of linked transactions, the Company effectively disposed of 7.94% interest in Namtek Software, resulting in a gain of $1.9 million. During 2005, the Company disposed 52,574,000 million shares of NTEEP, one of the previously wholly-owned subsidiaries of the Company, resulting in a gain of $8.2 million. In April 2004, NTEEP, completed a public offering of its common stock on the Hong Kong Stock Exchange. As a result, the Company disposed of a 25% interest in this subsidiary, resulting in a gain on sale of NTEEP’s shares of $71.1 million.
     Loss on marketable securities arising from split share structure reform. In April 2006, pursuant to the Split Share Structure Reform (“SSR”) of TCL Corporation, the Company’s interest in TCL Corporation has been changed from 95,516,112 promoter shares to 80,600,173 A-shares. As a result of the reduction in the numbers of shares in TCL Corporation, the Company recorded a loss of $1.3 million ($1.9 million before sharing with minority interests). The A-shares will be tradable on the Shenzhen Stock Exchange after the expiration of 12 months from April 20, 2006, which was the first trading day after the SSR was formally implemented. As at December 31, 2006, investment in TCL corporation was valued at the market share price with an estimated fair value of $24.36 million.
     Provision of losses arising from the judgment to reinstate the redeemed shares. In the fourth quarter of 2006, we recorded $14.5 million of losses arising from a judgment rendered against us to reinstate 1,017,149 shares we had redeemed in 1999 and 2002. We determined the amount of this loss after taking into account the total issue price of the 1,017,149 redeemed shares at the market price of Nam Tai shares on November 20, 2006 (the date of the Judgment); the estimated costs and expenses of the Bank of China and Tele-Art Inc.’s initial liquidator that Nam Tai expects will be claimed in connection with the Privy Council litigation proceedings; and a reversal of amounts Nam Tai previously reserved in its financial statements for potential losses to be incurred as result of the share redemptions in 1999 and 2002 respectively.
     Interest Income. Interest income was as $8.5 million, which increased $4.6 million from $3.9 million in 2005. The increase was primarily the result of higher average bank balances and increase in interest rate.
     Interest Expense. Interest expense increased to $602,000 in 2006 from $438,000 in 2005. This increase was primarily a result of increase in interest rates.

     Income Taxes. The Company continued to enjoy a low effective tax rate of about 1% on income before income taxes and minority interests as certain of our subsidiaries in PRC have continuously qualified for tax refunds as a result of reinvesting their profits earned in previous years in PRC.
     Minority Interests. Minority interest decreased to $6.2 million in 2006 from $8.0 million in 2005. The decrease was primarily the result of the decrease in minority shareholders’ share of NTEEP’s profit to approximately $5.3 million during 2006. In addition, the minority shareholders’ share of profits of the J.I.C. group for 2006 decreased to $903,000 from $1.3 million in 2005.
     Equity in Loss of Affiliated Companies. There was no further sharing in equity in loss of affiliated companies after the disposal of investment in Alpha Star in year 2005.
     Net Income. Net income, decrease to $40.8 million in 2006 from $51.3 million in 2005. The following table sets forth, for the years indicated, net income/(loss) by reportable segment expressed as a dollar amount (in millions) and as a percentage of net income.

	Year ended December 31,
	2004		2005		2006
	Dollars	Percent	Dollars	Percent	Dollars	Percent
CECP	$20.5	31%	$16.8	33%	$12.3	30%
TCA	21.6	32	35.2	69	31.4	77
LCDP	2.1	3	3.2	6	2.6	6
Corporate	22.7	34	(3.9)	(8)	(5.5)	(13)
Total	$66.9	100%	$51.3	100%	$40.8	100%
     Net income in CECP segment decreased to $12.3 million from $16.8 million. The major reason was the drop in gross profit margin as mobile phone accessories with relatively lower margin accounted for a larger percentage of sales in 2006. Although selling, general and administrative expenses and research and development expenses were maintained at a lower level than in 2005 and interest income increased by $1.1 million which offset the decrease in dividend income of $0.6 million, overall net income still dropped by $4.5 million.
     In TCA segment, net income decreased to $31.4 million from $35.2 million. The major reason was competitive pricing pressures requiring us to lower unit prices. Although TCA segment experienced growth in business volume from existing customers for its FPC subassemblies and LCD modules, averaged gross margin still dropped from 8.2% to 7.2%. In line with the increase in business volume, operating expenses increased by about 16.4% in comparing with year 2005. As a result, net income decreased by $3.8 million.
     In LCDP segment, net income decreased to $2.6 million from $3.2 million. Owing to the market competition and increase in cost of sales, gross profit dropped by about $1.0 million. Even though selling, general and administrative expenses were controlled at a lower level than year 2005, net income still decreased by $0.6 million.
     Net loss in corporate segment represented by the losses arising from the judgment to reinstate redeemed shares of $14.5 million, partially offset by the $9.3 million gain on disposal of asset held for sale. Besides, interest income also increased by $3.4 million because of the rising interest rate environment from 2005 to 2006 and so the resulting net loss increased by $1.6 million.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Net Sales. Our net sales increased 49% to $797.2 million for 2005, up from $533.9 million in 2004. The increase was a consequence of increased sales levels across various business segments. Sales of telecommunication components assembly substantially increased 80.0%, sales of LCD panels increased 19.3% and sales of software development services increased 11.1%. Sales of consumer electronics and communication products remained at 2004 levels. The increased sales levels were attributable to the addition of new customers, and growth in these business segments from new and existing customers. In the CECP segment, sales for mobile phone accessories and home entertainment products increased by 41% or $12.8 million and 59% or $19.7 million respectively. However, this was offset by the decrease in sales of educational devices and optical products by 31% or $11.0 million and 34% or $21.5 million. In the TCA segment, strong growth was attributable to FPC subassemblies, which increased by 231% or $273 million. Sales of LCD modules also recorded an increase of 23% or $26.2 million but was partially offset by the drop in sales of SKDs handset and game front light panel assembly by 81.9% or $28.0 million and 66% or $18.4 million respectively. In LCDP segment, overall sales increase was attributable to the STN and COG products.
     Gross Profit. In terms of dollar value, gross profit for 2005 increased by $16.4 million from 2004, as a result of our increased revenue base. However, gross margin decreased to 11.7% of net sales in 2005 from 14.3% in 2004. Generally, the gross margin for box-built products is higher than key components assembly. Our target was to shift our business to the high-growth and high-technology key components assemblies sector, and we succeeded in increasing net sales in the TCA segment. In 2004, we were impacted by the reduction of input credit with respect to value-added tax related to domestic purchase materials by the PRC government. In 2005, the percentage decrease was primarily from strong growth and a higher proportion of TCA segment revenue.
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
     Interest Income. Interest income was as $3.9 million, which increased $2.8 million from $1.1 million in 2004. The increase was primarily from higher average cash balances and increase of interest rate.
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
     Equity in Loss of Affiliated Companies. We recorded an equity in loss of $186,000 for 2005 and $6.8 million for 2004 in relation to Alpha Star. The amount in 2004 included an impairment charge of approximately $5.6 million upon its unsatisfactory operating results and the continued weakness in markets operated by Alpha Star and $1.2 million share of loss of Alpha Star. For additional information, see Note 9 “Investment in Affiliated Companies, Equity Method –– Alpha Star” of the notes to our consolidated financial statements.
     Net Income. Amount decreased from $66.9 million in year 2004 to $51.3 million in year 2005. In CECP segment, net income decreased to $16.8 million from $20.5 million mainly because of the shift of product mix and drop in gross margin. Sales in educational devices and optical products with relatively higher margin both decreased by around 30%. In addition, selling, general and administrative expenses and research and development expenses also increased by about 16%. Hence, net income dropped by $3.7 million.
     In TCA segment, net income sharply improved from $21.6 million to $35.2 million. The substantial increase was mainly attributable to the strong growth in the FPC subassemblies business and so the gross profit increased by $15.7 million. To cope with the business expansion, selling, general and administrative expenses also increased by $3.4 million and hence, net income increased by $13.6 million.
     In LCDP segment, net income increased to $3.2 million from $2.1 million. This was mainly attributable to the shift of product mix to higher margin products such as STN LCD panels and COG products. Although there was also increase in operating expenses by about 20%, net income still increased by $1.1 million.
     Net loss in corporate segment amounted as $3.9 million in contrast with net income of $22.7 million in year 2004. The major difference was caused by the $77.3 million gain on partial disposal of subsidiaries’ shares and $17.4 million dividend income from marketable securities and investment in year 2004, partially offset by $58.3 million impairment loss on marketable securities and $6.8 million sharing of equity in loss of an affiliated company. In year 2005, there was no such above items except $10.1 million gain on partial disposal of subsidiaries and $6.5 million impairment loss on marketable securities.
Liquidity and Capital Resources
     Liquidity
     We have financed our growth and cash needs to date primarily from internally generated funds, proceeds from the sale of our strategic investments, proceeds from the sale of land we owned in Hong Kong, sales of our common stock and bank borrowings. In 2006, as part of our reduction of business activities in Hong Kong, we sold our former administrative offices in Hong Kong for $20.2 million.
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
     We had net working capital of $238.1 million at December 31, 2006 compared to net working capital of $234.7 million at December 31, 2005. We expect our working capital requirements and capital expenditures to increase in order to support future expansions of our operations through acquisition of lands, construction of new factories on these lands to be acquired and machinery purchases. It is possible that future expansions may be significant and may require the payment of cash. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.
     We currently believe that during the next twelve months, our capital expenditures will be in the range of $50 million to $60 million, principally for land, machinery and equipment, and expansion in China. To conserve cash in order to help finance our expansion, in 2006 our board changed our dividend policy so that our current policy is to order to help finance our expansion, in 2006 our board changed our dividend policy so that our current policy is to declare a specific amount to be paid as dividends based on Nam Tai’s operating income for the prior year, its then current and estimated future cash, cash flow and capital expenditure requirements at the time of the yearly declaration and such other factors as Nam Tai’s board believes reasonable and appropriate to consider in the determination. We believe that our level of resources, which include cash and cash equivalents, marketable securities, accounts receivable and available borrowings under our credit facilities will be adequate to fund these capital expenditures and our working capital requirements for the next twelve months. Should we desire to consummate significant additional acquisition opportunities or undertake significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.
     The following table sets forth, for the years ended December 31, 2004, 2005 and 2006, selected consolidated cash flow information (in thousands):

	Year Ended December 31,
	2004	2005	2006
Net cash provided by operating activities	$75,210	$70,825	$79,811
Net cash provided by (used in) investing activities	37,729	18,740	(8,430)
Net cash used in financing activities	(14,117)	(36,165)	(65,071)
Net increase in cash and cash equivalents	98,822	53,400	6,310
     Net cash provided by operating activities for 2006 was $79.8 million. This consisted primarily of $40.8 million of net income, adjusted for $19.0 million of depreciation and amortization, $14.5 million provision of losses arising from the judgment to reinstate the redeemed shares, $9.3 million gain on disposal of asset held for sale, and $6.2 million in minority interests. Our working capital related to operating activities increased, driven by an increase of $4.3 million in accounts payable and a decreases in accounts receivable of $8.1 million and $0.9 million in inventories, partially offset by a decrease $3.1 million in accrued expenses and others payables, an increase of $1.6 million in income taxes recoverable, a decrease of $0.3 million in notes payable and an increase of $1.0 million in prepaid expenses and other receivables.
     Net cash used in investing activities of $8.4 million for 2006 consisted primarily of proceeds from disposal of assets held for sale of $20.2 million and proceeds from disposal of property, plant and equipment of $420, partially offset by capital expenditures of $23.8 million. Besides, the Company also utilized $3.1 million to acquire additional shares in NTEEP and J.I.C. Capital expenditure in 2006 mainly consisted of purchases of machinery and equipment, which were used to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products.
     Net cash used in financing activities of $65.1 million for 2006 resulted primarily from $65.9 million paid to shareholders as dividends, $8.1 million in repayment of bank loans, partially offset by proceeds of bank loans of $3.5 million and proceeds from shares issued on exercise of options of $5.4 million.
     Net cash provided by operating activities for 2005 was $70.8 million. This consisted primarily of $51.3 million of net income, adjusted for $17.3 million of depreciation and amortization, $6.5 million of impairment losses on marketable securities, $3.7 million of realized losses on marketable securities and $8.0 million in minority interests, which were offset by $10.1 million gain on sales of subsidiaries’ shares and $3.6 million gain on disposal of investment in an affiliated company. Our working capital related to operating activities increased, driven by an increase of $32.0 million in accounts payable and $2.8 million in accrued expenses and others payables, a decrease of $3.9 million in income taxes recoverable, an increase of $2.7 million in notes payable and decrease of $0.4 million decrease in prepaid expenses and other receivables, partially offset by increases in accounts receivable of $35.3 million and $8.6 million in inventories. The increase in accounts receivable and accounts payable was from increased levels of business during 2005.
     Net cash provided by investing activities of $18.7 million for 2005 consisted primarily of proceeds from partial disposal of subsidiaries of $25.2 million, proceeds from disposal of marketable securities of $11.0 million, proceeds from disposal of an affiliated company of $6.5 million, proceeds from disposal of property, plant and equipment of $1.8 million and a decrease in deposits for property, plant and equipment of $6.4 million, partially offset by capital expenditures of $32.2 million. Capital expenditure in 2005 mainly consisted of factory construction and purchases of machinery and equipment used to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products.

     Net cash used in financing activities of $36.2 million for 2005 resulted primarily from $52.0 million paid to shareholders as dividends, $5.4 million in repayment of bank loans, partially offset by proceeds of bank loans of $4.8 million and proceeds from shares issued on exercise of options of $16.4 million.
     For the years ended December 31, 2005 and 2006, the Company has guaranteed loans and credit facilities of various of its wholly owned subsidiaries in amounts aggregating up to $19.0 million and $15.0 million, respectively. The terms of the guarantees correspond with the terms of the underlying loan and credit facility agreements.
     Except as discussed above, there are no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect our liquidity.
     Privy Council Judgment/Bank of China Litigation
     As previously reported and disclosed earlier in this Report, for a number of years, Nam Tai has been involved in litigation against Tele-Art Inc., its initial liquidator and the Bank of China, concerning, among things, the priority of claims against Tele-Art Inc.’s insolvent estate and Nam Tai’s rights to have redeemed in 1999 and 2002 an aggregate of 308,227 of the common shares of Nam Tai beneficially held by Tele-Art Inc. in order to satisfy a portion of Nam Tai’s claims against Tele-Art Inc. After several decisions by the courts of the British Virgin Islands and appeals in these proceedings, judgment was rendered on November 20, 2006 by the Lords of the Judicial Committee of the Privy Council of United Kingdom declaring that:
     •      the redemptions by Nam Tai of common shares beneficially owned by Tele-Art Inc. that Nam Tai effected on January 22, 1999 and August 12, 2002 were nullities,
     •      the register of members of Nam Tai (i.e., Nam Tai’s shareholders’ register) should be rectified to reinstate the redeemed shares together with any other Nam Tai shares which have since accrued by way of exchange or dividend, and
     •      the reinstated shares should be delivered to the Bank of China as the holder of a security interest in Tele-Art Inc.’s assets.
     Since our redemptions of the 308,227 shares occurred before our three-for-one stock split and one-for-ten stock dividend that we effected in 2003, the total number shares that are being reinstated for delivery to the Bank of China as a result of the Privy Council’s judgment amount to 1,017,149 of our common shares.
     We have accounted for the obligation to reinstate the redeemed shares at their fair value (i.e. market closing price) on November 20, 2006, the date of the Judgment. Based on the proceedings with respect to the liquidation of Tele-Art Inc., any proceeds from sales of the shares by the Bank of China after the deduction of its valid claims and other costs and expenses of the liquidation of Tele-Art Inc. together with any Nam Tai shares remaining after the Bank of China’s sales of that collateral, are to be shared among Nam Tai and two other unsecured creditors on a pro-rata basis up to the amount of their valid claims against Tele-Art Inc. Nam Tai has been advised that of the unsecured claims against Tele-Art Inc. in the liquidation, approximately 95% consist of Nam Tai’s judgment against Tele-Art Inc. that the High Court of Justice in the British Virgin Islands awarded to Nam Tai in the amount of $34 million, plus interest, that resulted from damages Nam Tai suffered from a 1993 injunction obtained by Tele-Art Inc. The remainder of the unsecured claims against Tele-Art Inc. in the liquidation consist of Nam Tai’s claims for other amounts owed to it by Tele-Art Inc. which aggregate to approximately 4% of the total unsecured claims in the liquidation, with the remainder of the aggregate unsecured claims consisting of those of the two other unsecured creditors.
     The amount actually recoverable, if any, by Nam Tai on its judgments against Tele-Art Inc. and other claims will depend on the price realized by the liquidator when Nam Tai’s shares are sold to satisfy creditors’ claims against Tele-Art Inc. and thus is dependent on the market price at the time of sale as well as the actual amounts of the claims of the Bank of China and the other creditors against Tele-Art Inc. and ultimate expenses of the liquidator. Because of uncertainties relating to the timing of Bank of China’s actions with respect to the disposition of the Nam Tai shares delivered to it pursuant to the Judgment, including the timing of any sales and the amount of proceeds to be realized, the actual amount of Bank of China’s claims, including interest, costs and expenses, whether the Bank of China actually remits any excess proceeds or shares to the liquidator for the benefit of Tele-Art Inc.’s unsecured creditors, the uncertain effect of any claims that Nam Tai may assert against the Bank of China, the possibility that Nam Tai will be forced to seek further recourse from the courts in an effort to protect its position and the timing, cost and uncertain success of such recourse, Nam Tai has determined not to record any value to a potential recovery on its unsecured claims against Tele-Art Inc.’s estate in liquidation in its financial statements until the prospects of recovery, if any, becomes reasonably certain to Nam Tai. We may incur substantial additional costs in pursuing our recovery, and neither the amount of our judgments against Tele-Art Inc. nor such costs may be recoverable.
     We have not paid dividends on the redeemed shares since their redemption and at March 1, 2007, the amount that would have accrued on the redeemed shares had such shares not been redeemed totaled approximately $5.6 million. Although the Privy Council did not address the issue of these dividends in its Judgment of November 20, 2006, following the Judgment, the Bank of China has made claim to such dividends, a claim that Nam Tai has denied. Litigation may ensue over the Bank of China’s or the liquidator of Tele-Art Inc.’s right to the dividends and if we cannot successfully prevail on such claim or claims, of which there can be no assurance, we will suffer additional losses on account of having redeemed Tele-Art Inc.’s Nam Tai shares.
     Capital Resources
     As of December 31, 2006, we had $221.1 million in cash and cash equivalents, consisting of cash and short-term deposits, compared to $213.8 million as of December 31, 2005. Our short-term bank loans were nil and $2.3 million as of December 31, 2006 and December 31, 2005, respectively. Our long-term bank borrowing was $2.9 million and $5.2 million as of December 31, 2006 and December 31, 2005, respectively.
     As of December 31, 2006, we had in place general banking facilities with two financial institutions aggregating $36.1 million. The maturity of these facilities is generally up to 120 days. These banking facilities are guaranteed by us and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks’ reference lending rates. Our facilities permit us to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees, working capital and revolving loans. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2006, we had utilized approximately $4.5 million under such general credit facilities and had available unused credit facilities of $31.6 million.
     During 2006, we had two four-year term loans. The outstanding balance amounted to $2.9 million as of December 31, 2006 and $5.2 million as of December 31, 2005. An analysis of the term loans follows:

							Outstanding
							balance at	Outstanding balance
		Original amount		Amount per			December 31,	at December 31,
	Date of draw	drawn	No. of	installment		First	2005	2006
	down	(in millions)	installments	(in millions)	Interest rate	repayment	(in millions)	(in millions)
					1.5% over LIBOR, changed to 0.75% over LIBOR in
Term loan 1	May 2002	$4.5	16	$0.3	August 2004	August 2002	$0.6	$—
Term loan 2	April 2004	$1.6	16	$0.1	0.75% over LIBOR	July 2004	$1.0	$0.6
	June 2004	$3.6	16	$0.2	0.75% over LIBOR	September 2004	$2.2	$1.4
	December 2004	$1.8	16	$0.1	0.75% over LIBOR	March 2005	$1.4	$0.9
Total							$5.2	$2.9
     Our contractual obligations, including long-term debt arrangements, capital expenditure, purchase obligations and future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2006 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments (in thousands) due by period
							2011 and
Contractual Obligation	Total	2007	2008	2009	2010	2011	thereafter
Long-term bank borrowing	$2,850	$1,750	$1,100	$—	$—	$—	$—
Operating leases	7,810	1,665	1,522	1,288	1,331	1,415	589
Capital expenditures	14,701	14,701	—	—	—	—	—
Purchase obligations	123,068	123,068	—	—	—	—	—

Total	$148,429	$141,184	$2,622	$1,288	$1,331	$1,415	$589

     There are no material restrictions (including foreign exchange controls) on the ability of our non-China subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product or material purchases. With respect to our PRC subsidiaries, with the exception of a requirement that about 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. In the event that dividends are paid by our PRC subsidiaries, such dividends will reduce the amount of reinvested profits and, accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested.
Impact of Inflation
     Inflation and deflation in China, Hong Kong and Macao has not had a material effect on our past business. During times of inflation, we have generally been able to increase the price of its products in order to keep pace with inflation.
Exchange Controls
     There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of our securities or on the conduct of our operations in Hong Kong and Macao, where the offices of some of our subsidiaries are located, or in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our PRC subsidiaries, with the exception of a requirement that about 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.
Recent Changes in Accounting Standards
     In September 2005, Emerging Issues Task Force (“EITF”) of the FASB reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The effect of the adoption of EITF 04-13 did not have a material impact on the Company’s financial position, results of operations or cash flows.
     In February 2006, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. This statement is effective for all financial instruments acquired, issued, or subject to a re-measurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will adopt SFAS No. 155 in the first quarter of 2007. The Company has not determined the impact, if any, of SFAS No. 155 on its financial position, results of operation and cash flow.
     In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. It is an interpretation of SFAS No. 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the effect of the adoption of the FIN 48. It is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is evaluating the impact, if any, of the adoption of SFAS No. 157. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
     In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The effect of the adoption of SAB 108 did not have a material impact on the Company’s financial position, result of operations or cash flows.
Research and Development
     Our research and development expenditure mainly comprised of salaries and benefits paid to our research and development personnel and is mainly for the development of advanced manufacturing techniques to produce complex products on a mass scale and at a low cost. We expense our research and development costs as incurred. For the years ended December 31, 2004, 2005 and 2006, we incurred research and development expenses of approximately $5.0 million, $7.2 million and $7.9 million, respectively.
Trend Information
     Currently, our operations consist of three reportable segments, Consumer Electronics and Communication Products, Telecommunication Components Assembly and LCD Products.
     We plan to continue to leverage on our solid customer relationships and to expand our business. During 2006, we were able to expand our product line to higher growth products and we continued to benefit from the increase in production capacity from the commencement of operation of our new factory premises in 2005.
     For Consumer Electronics and Communication Products, we will continue to focus on optical devices, educational products, cellular phone accessories and entertainment devices. Since June 2003, we have been able to diversify our product range from finished products to component assemblies and began manufacturing the high growth CMOS sensor modules for integration into various image-capturing devices such as cellular phones with built-in camera functions, and notebook computers popularized with Skype and such applications, and for the automotive industry. In 2006, we continued developing finished products, such as headset accessories containing Bluetooth wireless technology, and also new entertainment and educational products. In addition to our core manufacturing business for consumer electronic and communication products, we are also exploring GPS and Wi-Fi technology to expand our customer base for future growth.
     For Telecommunication Component Assembly, we will continue to focus on high-growth products which require advance technological production know-how. In addition to high-end color LCD modules, we began manufacturing FPC subassemblies in March 2003 for integration into various LCD modules and other products, like infotainment consumer electronic products which played a significant role in increasing our total turnover in the past two years. In 2006, we further increased our product line and broadened our customer base by producing DAB modules for a new European customer and PCBAs for headsets containing Bluetooth wireless technology. In order to enhance our vertical integration by moving upstream to increase profitability and support our fast-growing FPC subassembly business, we plan to begin FPC boards manufacturing in 2007. We believe that the combination of FPC boards manufacturing and FPC subassembly capability will allow us to better serve our customers and give us synergy benefits by improving our gross profit margins and broaden our product and service offering.
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
     It has been our strategy to continue shifting our focus more to the business of key components subassembly. The key components subassembly business generally accounts for relatively lower gross profit margin. We have been very successful in shifting our focus to key components subassembly, which accounted for 72.1% of our sales in 2006. We believe that the growth of this business will be sufficient to offset the impact of lower gross profit margins and we can continue to achieve overall growth in our profits.
Off-balance Sheet Arrangement
     For 2006, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
ITEM 6. DIRECTORS AND SENIOR MANAGEMENT
Directors and Senior Managers
     Our current directors and senior management, and their ages as of March 1, 2007, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries
M. K. Koo	62	Chairman of the Board
Warren Lee	43	Chief Executive Officer
Patinda Lei	40	Chief Financial Officer and Chairman of the Board of Zastron group
Patrick Lee	42	Chief Executive Officer of Zastron group
Horace Lai	36	Chief Financial Officer of Zastron group
Kazuhiro Asano	55	Chairman of the Board of NTEEP group
Karene Wong	43	Chief Executive Officer of NTEEP group
Connie Sit	43	Chief Financial Officer of NTEEP group
Ivan Chui	48	Chairman of the Board of J.I.C. group
Colin Yeoh	42	Member of the Board and Chief Executive Officer of J.I.C. group
Vincent Hoe	44	Chief Financial Officer of J.I.C. group
Peter R. Kellogg	64	Member of the Board of Directors
Seitaro Furukawa	65	Member of the Board of Directors
Dr. Wing Yan (William) Lo	46	Member of the Board of Directors
Charles Chu	50	Member of the Board of Directors
Mark Waslen	46	Member of the Board of Directors
Lorne Waldman	40	Corporate Secretary
     M.K. Koo. Mr. Koo has served as Chairman of the Board of Nam Tai and its predecessor companies from inception until September 1998. He then became our Senior Executive Officer, responsible for corporate strategy, finance and administration and also served as the Company’s Chief Financial Officer. Mr. Koo has resigned from the position of Chief Financial Officer on January 1, 2005 but maintained his role as a non-executive director of the Company. In July 2005, Mr. Koo reassumed the position as Chairman upon the resignation of Mr. Tadao Murakami but maintained his non-executive status. Mr. Koo received his Bachelor’s of Laws degree from National Taiwan University in 1970. Mr. Koo has advised Nam Tai that he plans to retire as Chairman and from Nam Tai’s Board effective upon the conclusion of Nam Tai’s 2007 Annual Meeting of Shareholders.
     Warren Lee. Mr. Lee joined Nam Tai group in December 2006 as its Chief Executive Officer. Since March 2004, has been a Director of the Company’s subsidiary NTEEP. Mr. Lee started his career in corporate banking with ABN Amro Bank N.V. in Hong Kong in 1988, before moving to Sun Hung Kai International Limited (“Sun Hung Kai”) in 1992. He was appointed a director of Yu Ming Investment Management Limited (“Yu Ming”) in 1996 and joined Yu Ming as an executive director in 1997. Both Yu Ming and Sun Hung Kai are merchant banks engaged in advising and assisting companies achieve new listings on the Hong Kong Stock Exchange and advising with respect to corporate takeovers and investment management. Mr. Lee has been involved in over 200 corporate transactions of listed and unlisted companies in Hong Kong since 1992, including advising in relation to the proposed privatization of NTEEP and J.I.C. in 2005. Mr. Lee graduated from University of East Anglia in England in 1986, and obtained a Master of Science degree from The City University Business School in London in 1988. Mr. Lee is licensed by the

Securities and Futures Commission under the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong) to carry out securities advisory, corporate finance advisory and asset management activities.
     Patinda Lei. Ms. Lei joined Nam Tai group in May 1990. In June 2002, she assumed the position of Managing Director of our subsidiary Nam Tai Telecom (Hong Kong) Company Limited and in March 2004, became the Chairman of the Board of Zastron and responsible for the overall business of the Zastron group. Ms. Lei has worked with Nam Tai group for seventeen years specializing in promoting, generating and monitoring sales revenues on various high-end electronics products. As announced on January 10, 2006, Ms. Patinda Lei agreed to act as Nam Tai’s CEO and CFO, but such position was intended to be on an interim basis until December 31, 2006. With the recruitment of Mr. Warren Lee as Chief Executive Officer she continues to act as Chief Financial Officer pending Nam Tai’s location and engagement of a new CFO. Ms. Lei graduated with a Bachelor of Sciences degree in Management Science from the Faculty of Engineering of Tokyo University of Science in Japan and holds a Master Degree in Business Administration from The Chinese University of Hong Kong.
     Patrick Lee. Mr. Lee joined Nam Tai group in August 2005 as Chief Executive Officer of Zastron group. Before joining the Nam Tai group, he had thirteen years of experience in the mobile phone business with Nokia Corporation and Philips Corporation, of which eight years were in senior management positions. Mr. Lee has a Bachelor’s degree in Electrical and Electronics Engineering from University of Surrey, England in 1989 and a Master degree in Advanced Manufacturing Systems from Brunel University, England in 1997.
     Horace Lai. Mr. Lai joined Nam Tai group in May 2005 as Financial Controller of Zastron Shenzhen and was promoted to Chief Financial Officer of Zastron group with effect from January 1, 2006. Mr. Lai has worked for an international accounting firm and a number of listed companies in Hong Kong and has over 10 years’ experience in auditing, accounting and financial management. He obtained a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University and a Master degree of Science in Financial Management from the University of London. Mr. Lai is an associate member of the Hong Kong Institute of Certified Public Accountants, the Hong Kong Institute of Company Secretaries and the Institute of Chartered Secretaries and Administrations.
     Kazuhiro Asano. Mr. Asano, Chairman of NTEEP, joined the Nam Tai group in 1995 as a general manager and was promoted to Managing Director of Shenzhen Namtek in 1997. In June 2002, Mr. Asano was promoted as the Chairman of the Board of Namtek Software, one of Nam Tai’s then subsidiaries and was responsible for the overall corporate management and business development for its software business. Mr. Asano was appointed as an Executive Director of NTEEP upon the acquisition of Namtek Software by NTEEP in May 2005 and was promoted to Chairman of NTEEP in October 2006. Mr. Asano has over 33 years of experience in the electronics industry. Prior to joining the Nam Tai group, Mr. Asano was the general manager of Seiko Instruments Inc., a private consumer electronics company in Japan, where he was responsible for its electronic dictionary division. Mr. Asano graduated from Tsuyama Government Industrial College, Japan with a degree in Electrical Engineering in 1972.
     Karene Wong. Ms. Wong joined Nam Tai in June 1989. On January 1, 2001, Ms. Wong was promoted to Managing Director of Nam Tai Trading Company Limited, formerly known as Nam Tai Electronic & Electrical Products Limited. (Hong Kong), a Nam Tai subsidiary, and later held the position of Chairman of NTEEP from June 2003 until September 30, 2006, at which time she became Vice Chairman of NTEEP. In November 2006, her title was changed to the Chief Executive Officer of NTEEP. She is responsible for overseeing the overall business of NTEEP group, a position in which she continues to maintain close contact with key customers and cultivates new customer relationships.
     Connie Sit. Ms. Sit joined the Nam Tai group as Financial Controller of Jetup in March 2001 and was transferred as Financial Controller of NTSZ in November 2001. In December 2006, she was promoted to Chief Financial Officer of NTEEP group. Ms. Sit has over 20 years of finance and accounting experience, of which more than 17 years are in the electronics industry. Prior to joining the NTEEP group, Ms. Sit worked for a Nasdaq listed electronics manufacturer for 13 years. She is a Fellow Member of the Association of Chartered Certified Accountants and an Associate Member of the Hong Kong Institute of Certified Public Accountants. Ms. Sit holds a Master of Business Administration and a Master of Professional Accounting of The Hong Kong Polytechnic University.
     Ivan Chui. Mr. Chui is the co-founder and Chairman of the Board of Nam Tai’s subsidiary, J.I.C. Mr. Chui has directed J.I.C. group’s marketing activities since founding J.I.C. group in 1980. He has over 20 years of experience in the LCD business and has extensive experience in doing business with Japanese companies.
     Colin Yeoh. Mr. Yeoh joined J.I.C. group in September 2003 and assumed the post of Managing Director of Jetup in October 2004. In January 2005, he assumed the position of Chief Financial Officer of the J.I.C. before assuming the title of Chief Executive Officer on October 31, 2006. Before joining the J.I.C. group, he worked in operations for Varitronix International Limited, a custom LCD manufacturer, from 1994 to 2003. From 1990 to 1994, he was employed by GEC Marconi Hirst Research (UK), where he worked in optical and display system research. Mr. Yeoh received a PhD in Liquid Crystal Devices in 1990 at Imperial College (London, UK), a Master of Science degree in Microwaves and Modern Optics in 1986 from University College London (UK) and Bachelor of Science in Electrical and Electronic Engineering from University College London (UK).
     Vincent Hoe. Mr. Hoe has served as Chief Financial Officer of J.I.C. group since joining the group in September 2006. From November 2001 until joining the J.I.C. group, Mr. Hoe served as chief financial officer of a generic pharmaceutical manufacturer, during which, in October 2003, Mr. Hoe led the listing of the company on the Main Board of the Hong Kong Stock Exchange. Prior to November 2001, Mr. Hoe served in various senior management positions in the banking and securities industries. Mr. Hoe obtained a Bachelor of Accountancy Degree from the National University of Singapore in 1986 and a Master of Business Administration Degree from the University of Hong Kong in 1995. Mr. Hoe is a member of the Hong Kong Institute of Certified Public Accountants, a member of the Institute of Chartered Accountants in England and Wales and a fellow member of Association of Chartered Certified Accountants.
     Peter R. Kellogg. Mr. Kellogg has served on our Board of Directors since June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg serves on our Compensation Committee and Nominating / Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies and the U.S. Ski Team.
     Seitaro Furukawa. Mr. Furukawa has served on our Board of Directors since November 1, 2006, when he retired as Chairman of the Board of our subsidiary, J.I.C., a position he held since March 2002. Mr. Furukawa has extensive experience in international operational management having held management positions in the Japan offices of General Electric, Admiral International Company and Thompson CSF. Mr. Furukawa joined the J.I.C. group in 1992 as a Managing Director and later assumed responsibility for production management and monitoring daily operations of its LCD plant in Shenzhen, PRC. Mr. Furukawa received a Bachelor of English Literature degree from Aoyama University in 1965.
     Dr. Wing Yan (William) Lo. Dr. Lo was elected to our Board of Directors at our annual meeting of shareholders on July 8, 2003. Dr. Lo is currently the Vice Chairman, Managing Director and Chief Financial Officer of I.T Limited, a well established trend setter in fashion apparel retail market in Hong Kong with stores in the PRC, Taiwan and Malaysia, which is listed on the Main Board of the Hong Kong Stock Exchange. From 2002 to 2006, Dr. Lo was the Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. From 1998 to 1999, Dr. Lo was the chief executive officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. Dr. Lo holds an M. Phil. degree in molecular pharmacology and a Ph.D. degree in Genetic Engineering, both from Cambridge University, England. He is also an Adjunct Professor of The School of Business, Hong Kong Baptist University as well as the Faculty of Business, Hong Kong Polytechnic University. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating / Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.
     Charles Chu. Mr. Chu has served on our Board of Directors from November 1987 to September 1989 and since November 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves as Chairman of our Compensation Committee, and on our Audit Committee and Nominating / Corporate Governance Committee. Mr. Chu received his Bachelor’s of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.
     Mark Waslen. Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee and on our Compensation Committee and Nominating / Corporate Governance Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including Financial Controller, Secretary and Treasurer. Since 2001, Mr. Waslen has been employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. In addition to Berris Mangan, Mr. Waslen has been employed with various other accounting firms, including Peat Marwick Thorne and Deloitte &

Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.
     Lorne Waldman. Since December 2006, Mr. Waldman has served as our Secretary. He also served us in that capacity from October 1997 to October 2003. Mr. Waldman is also president of Pan Pacific I.R. Ltd., located in Vancouver, BC, that serves as our investor relations firm. Mr. Waldman received a Bachelor of Commerce Degree from the University of Calgary in 1990and his Law and Master of Business Administration degrees in 1994 from the University of British Columbia.
     No family relationship exists among any of our directors or members of our senior management and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. Directors are elected each year at our annual meeting of shareholders or serve until their respective successors take office or until their death, resignation or removal. Members of senior management serve at the pleasure of the Board of Directors.
Compensation of Directors and Senior Management
     The aggregate compensation, including benefits in kind (excluding stock options) granted, during the year ended December 31, 2006 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $4.4 million.
     During the year ended December 31, 2006, we granted to our directors and senior management from our stock options plans options to purchase an aggregate of 90,000 of our common shares at exercise price of $22.25 per share. The exercise prices of the shares covered by the options granted during 2006 were all equal to their fair market value of our shares on the date of grant and the options granted expire on the anniversary of their grant date in 2009 with respect to options granted to directors.
     We pay our directors who are not employees of Nam Tai or any of its subsidiaries $3,000 per month for services as a director, $750 per meeting attended in person and $500 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.
     Members of our senior management are eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Senior management are entitled to share up to 15% of the operating income from the subsidiary in which they are employed during the year. Our senior management in charge of our subsidiaries recommend the participating staff members from the corresponding subsidiary and the amount, if any, to be allocated from such subsidiary’s profit pool to an eligible employee. In addition to cash incentives, members of our senior management are eligible to receive stock options from our Stock Option Plans.
     According to the applicable laws and regulations in China set by the local government of Shenzhen, China, prior to July 2006, we are required to contribute 8% to 9% of the stipulated salary to our staff located there to retirement benefit schemes to fund retirement benefits for our employees. With effect from July 2006, the applicable percentages were adjusted to 10% to 11%. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.
     Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, or MPF, scheme, a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. Since first establishing a subsidiary in Macao in 2003, we have enrolled all of our eligible employees in Macao into Macao’s retirement benefit scheme, or RBS. Both the MPF and RBS are available to all employees aged 18 to 64 and with at least 60 days of service under the employment of Nam Tai in Hong Kong and Macao. Contributions are made by us at 5% based on the staff’s relevant income. The maximum relevant income for contribution purpose per employee is $3,000 per month. Staff members are entitled to 100% of the Company’s contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong while the benefit can be withdrawn by the employees in Macao at the end of employment contracts.
     The cost of our contributions to the staff retirement plans in Hong Kong, Macao and China amounted to $1,190,000, $1,510,000 and $1,534,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Board Practices
     All directors hold office until our next annual meeting of shareholders, which generally is in the summer of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The full board committee appoints members and chairman of board committees, who serve at the pleasure of the Board. Nam Tai has no director service contracts providing for benefits upon termination of service as a director or employee (if employed). Annually, upon election to our Board at each Annual Meeting of Shareholders, we grant to non-employee directors so elected options from one of our stock option plans to purchase 15,000 common shares. These options are exercisable at the fair market value of our shares on the date of grant and are exercisable for three years from the date of grant, subject to sooner termination based on the provisions of the applicable stock option plan.
Corporate Governance Guidelines
     We have adopted a set of corporate governance guidelines which are available on our website at http://www.namtai.com/ corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders also may request a free copy of our corporate governance guidelines in print form by a making a request therefor to:
Pan Pacific I.R. Ltd.
Attention: Investor Relations Office
Suite 1790 — 999 W. Hastings Street
Vancouver, BC            V6C 2W2
Canada
Toll Free Telephone: 1-800-661-8831
NYSE Listed Company Manual Disclosure
     As a foreign private issuer with shares listed on the NYSE, the Company is required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that there are no significant ways in which Nam Tai’s corporate governance standards differ from those followed by U.S. domestic companies under NYSE listing standards, except that while our corporate governance standards recognize the NYSE standard for US domestic companies of scheduling “executive sessions” of directors, consisting of meetings of only non-management directors of the Board, the Company’s standards do not provide that if executive sessions of Non-Executive Directors held during the year include directors who are not “independent” within the meaning of that term as used in Exchange’s Listed Company Manual, the Company shall schedule at least once a year an executive session including only directors who qualify as independent directors.
Committee Charters and Independence
     The charters for our Audit Committee, Compensation Committee and Nominating / Corporate Governance Committee are available on our website at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Report. Stockholders may request a copy of each of these charters from the address and phone number set forth above under “Corporate Governance Guideline”.
     Each of the members of our Board of Directors serving on our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee, and the majority of the members of our Board of Directors as a whole, are “independent” as that term is defined in Corporate Governance Rules of the NYSE.
Board Committees
Audit Committee.
     The primary duties of Nam Tai’s reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of independent registered public accounting firm, the scope of annual audits, the fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm and accounting practices.
     Our Audit Committee consists of Messrs. Waslen and Chu and Dr. Lo. Mr. Waslen serves as the Chairman of the Audit Committee.

Compensation Committee.
     The primary duties of Nam Tai’s Compensation Committee are to recommend (i) the compensation of the Company’s Board of Directors; (ii) compensation of executive directors and the chief executive officer with reference to achievement of corporate goals and objectives established in the previous year; (iii) compensation of other senior management if required by the Board; and (iv) equity based and incentive compensation programs of the Company.
     Our Compensation Committee consists of four independent non-executive directors, Messrs. Chu, Lo, Waslen and Kellogg. Mr. Chu serves as the Chairman of the Compensation Committee.
Nominating / Corporate Governance Committee
     The primary duties of Nam Tai’s Nominating / Corporate Governance Committee on July 30, 2004, whose primary duties consist of (i) assisting the Board by actively identifying individuals qualified to become Board members consistent with criteria approved by the Board; (ii) recommending to the Board the director nominees for election at the next annual meeting of stockholders, the member nominees for the Audit Committee, Compensation Committee and the Nominating / Corporate Governance Committee on an annual basis; (iii) reviewing and recommending to the Board whether it is appropriate for such director to continue to be a member of the Board in the event that there is a significant change in the circumstance of any director that would be detrimental to the Company’s business or his/her ability to serve as a director or his/her independence; (iv) reviewing the composition of the Board on an annual basis; (v) recommending to the Board a succession plan for the chief executive officer and directors, if necessary; (vi) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; (vii) establishing criteria to be used in connection with the annual self-evaluation of the Nominating / Corporate Governance Committee; and (viii) developing and recommending to the Board and administering the corporate governance guidelines of the Company.
     Our Nominating / Corporate Governance Committee consists of four independent non-executive directors, Messrs. Lo, Chu, Waslen and Kellogg. Dr. Lo serves as the Chairman of the Nominating / Corporate Governance Committee.
Stock Options of Directors and Senior Management
     The following table provides information concerning the options owned by our current Directors and Senior Management as of March 1, 2007. All share numbers subject to options and exercise price per share have been adjusted to give effect to a three-for-one stock split effective on June 30, 2003 and a one-for-ten stock dividend effective on November 7, 2003.

	Number of	Exercise
	common shares	Price
Name	subject to options	per share($)	Expiration Date
M.K. Koo	15,000	22.25	June 8, 2009
Warren Lee	—	—	—
Patinda Lei	—	—	—
Patrick Lee	—	—	—
Horace Lai	—	—	—
Kazuhiro Asano	—	—	—
Karene Wong	—	—	—
Connie Sit	—	—	—
Ivan Chui	—	—	—
Colin Yeoh	—	—	—
Vincent Hoe	—	—	—

Peter R. Kellogg	15,000	21.62	June 6, 2008
	15,000	22.25	June 8, 2009
Seitaro Furukawa	—	—	—

Wing Yan (William) Lo	15,000	21.62	June 6, 2008
	15,000	22.25	June 8, 2009
Charles Chu	15,000	21.62	June 6, 2008
	15,000	22.25	June 8, 2009
Mark Waslen	15,000	21.62	June 6, 2008
	15,000	22.25	June 8, 2009
Lorne Waldman	—	—	—

Employee Stock Option Plans
     Nam Tai has two stock option plans, its amended 2001 stock option plan and its 2006 stock option plan. The 2006 stock option plan was approved by the Board on February 10, 2006 and approved by shareholders at our 2006 Annual Meeting of Shareholders.
     Under either the amended 2001 stock option plan or the 2006 New Plan, the terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to the Company’s share capital and necessary to preserve the intrinsic value of the granted options; and (iv) every non-employee director automatically receives on an annual basis upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 common shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant.
     At March 1, 2007, we had options outstanding to purchase 180,000 shares under our stock option plans and options to purchase 2,094,869 shares were available for future grant under them.
     The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed with the Securities and Exchange Commission as Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the Securities and Exchange Commission on June 12, 2006. Amendments to our stock options were included with our Forms 6-K furnished to the Securities and Exchange Commission on November 13, 2006.
Employees
     The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2004, 2005 and 2006.

		At December 31,
Geographic Location	Main Category of Activity	2004	2005	2006
Shenzhen, PRC	Manufacturing	3,987	4,800	5,630
	Research and development	297	342	316
	Quality control	430	471	439
	Engineering	210	281	305
	Administration	335	407	417
	Marketing	57	75	89
	Support*	213	258	246

Total Shenzhen		5,529	6,634	7,442

Hong Kong	Administration	49	14	10
	Marketing	—	—	—
	Support*	—	—	—

Total Hong Kong		49	14	10

Macao	Administration	11	12	16
	Marketing	—	—	—
	Support*	—	—	—

Total Macao		11	12	16

Japan	Administration	1	1	2
	Marketing	1	1	1
	Research & Development	—	—	1
	Support*	—	—	—

Total Japan		2	2	4

British Virgin Islands**	Administration	1	1	1

Total British Virgin Islands		1	1	1

Grand Total		5,592	6,663	7,473

*	Employees categorized in “support” include personnel engaged in procurement, customs, shipping and warehouse services.

**	We closed our BVI office on January 1, 2007.
     Three of our subsidiaries in China have entered into collective agreements with their respective trade unions. The collective agreements usually set out the minimum standard for the wages, working hours and other benefits of the workers. The current collective agreements between our subsidiaries and its trade union will expire on December 31, 2007 and we expect that it will be renewed on an annual basis thereafter.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Shares and Options Ownership of Directors, Senior Management and Principal Shareholders
     The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of March 1, 2007, by each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management.

	Shares beneficially owned(1)
Name	Number		Percent
M. K. Koo	5,705,786	(2)	12.7
Peter R. Kellogg	5,826,180	(3)	13.0
I.A.T. Reinsurance Syndicate Ltd.	5,224,800	(3)	11.7
Ivan Chui	1,045,80		2.3
Patinda Lei	26,400		*
Patrick Lee	—		—
Horace Lai	—		—
Kazuhiro Asano	—		—
Karene Wong	37,100		*
Colin Yeoh	10,000		*
Connie Sit	—		—
Vincent Hoe	—		—
Lorne Waldman	1,050		*
Seitaro Furukawa	20,000		*
Charles Chu	32,500	(4)	*
Wing Yan (William) Lo	30,000	(5)	*
Mark Waslen	40,000	(6)	*

*	Less than 1%.

(1)	Pursuant to the rules of the Securities and Exchange Commission, shares of common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 44,803,735 common shares outstanding as of March 1, 2007.

(2)	Mr. Koo beneficially owned 5,690,786 common shares jointly with Ms. Cho Siu Sin, Mr. Koo’s wife. He also holds directly options to purchase 15,000 common shares exercisable within 60 days of March 1, 2007.

(3)	Mr. Kellogg holds directly 571,380 common shares and options to purchase 30,000 common shares exercisable within 60 days of March 1, 2007. Indirectly, through I.A.T. Reinsurance Syndicate Ltd., Mr. Kellogg holds 5,224,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(4)	Includes 2,500 common shares and options to purchase 30,000 common shares exercisable within 60 days of March 1, 2007.

(5)	Consists of options to purchase common shares exercisable within 60 days of March 1, 2007.

(6)	Includes 10,000 common shares and options to purchase 30,000 common shares exercisable within 60 days of March 1, 2007.
     To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly.

     All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of March 1, 2007, there were approximately 704 holders of record of our common shares. According to information provided to us by our transfer agent, 680 holders of record with addresses in the United States held 35,627,645 of our common shares at March 1, 2007.
     The following table reflects the percentage ownership of our common shares during the last three years by shareholders who beneficially owned 5% or more of our common shares at March 1, 2007:

	Percentage Ownership(1)
	February 28,	March 1,	March 1,
	2005	2006	2007
M. K. Koo	16.2	13.1	12.7
Peter R. Kellogg (2)	13.3	13.1	13.0
I.A.T. Reinsurance Syndicate Ltd.	12.0	11.7	11.7

(1)	Based on 42,664,536, 43,505,586 and 44,803,735 common shares outstanding on February 28, 2005, March 1, 2006 and March 1, 2007, respectively.

(2)	Includes shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg disclaims beneficial ownership.
     The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of the Company.
Certain Relationships and Related Transactions
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
Financial Statements
     Our consolidated financial statements have been appended to this Form 20-F (see pages F-3 to F-36). From year-end dated December 31, 2006 to our reporting date of March 16, 2007 there has been no significant changes on our consolidated financial statements.
Legal Proceedings
     We are not a party to any legal proceedings other than routine litigation incidental to our business and there are no material legal proceedings pending with respect to our property, other than as described below.
Tele-Art Litigation
     In June 1997, Nam Tai filed a petition in the British Virgin Islands for the winding up of Tele-Art Inc. Inc. on account of an unpaid judgment debt owed to Nam Tai by Tele-Art Inc. The High Court of Justice of the British Virgin Islands, or the High Court, granted an order to wind up Tele-Art Inc. in July 1998. Tele-Art Inc. appealed to the Court of Appeal of the British Virgin Islands, or the Court of Appeal, against the winding up order. This appeal was heard on January 13, 1999 by the Court of Appeal, which dismissed the appeal on January 25, 1999. On January 22, 1999, pursuant to our Articles of Association, we redeemed and cancelled 415,500 (see note 1 at the end of this section) shares of Nam Tai registered in the name of Tele-Art Inc. at a price of $3.73 per share to offset substantially all of the judgment debt of $799,000 plus interest and legal costs totaling approximately $1.7 million. Nam Tai had also previously withheld dividends on shares beneficially owned by Tele-Art Inc., which were applied towards the partial satisfaction of the said judgment debts, costs and interest.
     In September 1999, the High Court heard the application by Nam Tai dated March 22, 1994 for an inquiry into damage suffered by Nam Tai, or the First Inquiry, as a result of the ex-part injunction granted to Tele-Art Inc. against Nam Tai on September 29, 1993, which prohibited Nam Tai from proceeding with a rights offering in September 1993.
     Following the completion of the first redemption on January 22, 1999, Nam Tai received notice that David Hague, then liquidator of Tele-Art Inc., had obtained an ex-parte injunction from the High Court preventing Nam Tai from redeeming 415,500 (see note 1 at the end of this section) shares.

     On July 5, 2002, upon our application, the High Court ordered the removal of David Hague’s ex-parte injunction and ordered an inquiry into damages suffered by Nam Tai as a result of the injunction, or the Second Inquiry.
     On August 9, 2002, the High Court delivered its decision on the First Inquiry and awarded Nam Tai damages of approximately $34.0 million. On August 12, 2002, we redeemed and cancelled, pursuant to our Articles of Association, the remaining 509,181 (see note 2 at the end of this section) shares beneficially owned by Tele-Art Inc. at a price of $6.14 per share. Including the dividends which we had withheld and credited against the judgment, this offset a further approximately $3.5 million in judgment debts owed to us by Tele-Art Inc. We recorded the $3.3 million redemption net of expenses as other income in 2002.
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
     Nam Tai filed an application for leave to appeal the decision of the Court of Appeal to the Privy Council, the final appellate court in the British Virgin Islands, on February 3, 2006. The application for leave to appeal was heard by the Court of Appeal on May 8, 2006. The Court delivered its judgment on May 9, 2006 dismissing Nam Tai’s application for leave on the ground that the matter was not one of great public importance and therefore did not merit the consideration of the Privy Council. Nam Tai was ordered to pay Mr. Hague’s costs of the application such costs were to be assessed in default of an agreement.
     Nam Tai being dissatisfied with the judgment of the Court of Appeal denying them leave to appeal applied directly to the Privy Council on November 3, 2006 for special leave to appeal to the Privy Council. This application has been set down for hearing in the Privy Council in London on March 29, 2007.
     Previously, on February 4, 1999, David Hague, the then liquidator of Tele-Art Inc., filed a summons, or the Priority Summons, in the British Virgin Islands seeking, among other matters:
     •      A declaration as to the respective priorities of the debts of Tele-Art Inc. to the Bank of China, Nam Tai, and other creditors and their respective rights to have their debts discharged out of the proceeds of the Tele-Art Inc.’s Nam Tai shares;
     •      An order setting aside the redemption of 415,500 (see note 1 at the end of this section) shares, and ordering delivery of all shares in our possession or control of to the liquidator; and
     •      Payment of all dividends in respect of Tele-Art Inc.’s Nam Tai shares.
     The Priority Summons was heard by the High Court on July 29 and 30, 2002. The Court delivered its judgment on January 21, 2003 declaring that the redemption and set-off of dividends on the 415,500 (see note 1 at the end of this section) shares should be set aside and further that all of Tele-Art Inc.’s property withheld by Nam Tai be delivered to Tele-Art Inc. in liquidation. On February 4, 2003, Nam Tai filed an application for a stay of execution and leave to appeal the decision. The appeal was heard on January 12, 2004 and judgment was delivered on April 26, 2004. The Court of Appeal held that the redemption by Nam Tai of 415,500 (see note 1 at the end of this section) of Nam Tai’s shares was proper and efficacious. Nam Tai was however ordered to return to the liquidator the redemption proceeds and dividends payable on the redeemed shares. David Hague obtained leave to appeal to the Privy Council on September 21, 2004 the Court of Appeal finding that the redemption by Nam Tai was efficacious.

     The Bank of China, which had been involved in the proceedings in the High Court and Court of Appeal relating to the Priority Summons, applied to the Privy Council on December 12, 2005 for special leave to intervene and to be joined as a respondent to the Privy Council appeal of David Hague, firstly so as to be in a position to support David Hague’s appeal and secondly to appeal against that part of Court of Appeal order that declared that the redemption price for the sale of the Nam Tai shares owned by Tele- Art Inc. and redeemed by Nam Tai and all withheld dividends to be paid to the liquidator of Tele-Art Inc. rather than the Bank of China despite a finding by the BVI court that the Bank of China was a secured creditor of Tel-Art Inc. The Bank of China’s application for special leave was heard by the Privy Council on February 6, 2006 and which granted the Bank of China special leave to intervene on the ground that the matter raised important points of law.
     The Privy Council heard David Hague’s Appeal on October 9, 2006 and delivered the Judgment on November 20, 2006 (the “Judgment”). In the Judgment, the Privy Council allowed Mr. Hague’s appeal and declared that Nam Tai’s redemptions of the shares of Nam Tai owned by Tele-Art Inc on January 22, 1999 and August 12, 2002 were nullities and ordered Nam Tai to rectify its register of members, i.e., shareholders registry, to reinstate the shares it had redeemed, together with any other shares which have accrued by way of exchange or dividend since the redemptions. It also declared in its Judgment that the Bank of China be registered as the owner of the reinstated shares. The Judgment ordered Nam Tai to pay the costs incurred of Mr. Hague and the Bank of China in the appeal to the Privy Council. Under the terms of the Judgment, the Bank of China is entitled to have Tel-Art Inc.’s debt to Bank of China and its associated expenses in relation to the Privy Council proceedings paid from proceeds of the sale of the reinstated Nam Tai shares.
     Nam Tai has been advised by its counsel handling the litigation, that the Privy Council is the final appellate court under the British Virgin Islands judicial system and, as such, Nam Tai has no further recourse by way of appeal or otherwise. Nam Tai is therefore obligated to comply with the Judgment.
     On January 8, 2007, the Bank of China wrote to Nam Tai demanding that it comply with the Privy Council Order by (a) rectifying its share register to reflect the fact that the Bank of China is the owner of 1,017,149 shares (b) issuing to the Bank of China a share certificate for the shares effective as of the dates they were redeemed and the dates of issue for shares attributable to the redeemed shares as a consequence of Nam Tai’s three-for-one stock split of June 30, 2003 and one-for-ten stock dividend of November 7, 2003 and (c) sending the share certificates to the Bank of China’s address stated in the Order. The Bank of China also demanded payment of dividends on the redeemed shares that the Bank of China calculated at approximately $5.6 million and made on the basis that as Bank of China, as the registered owner of the shares, was entitled to payment of these dividends.
     Nam Tai responded on January 23, 2007 confirming that it intended to take all necessary steps to comply with the Judgment and to this end was in the process of finalizing advice from its U.S. Securities lawyers on the proper method of reinstating the shares to the Bank of China. Nam Tai however disputed and disputes the Bank of China’s claim for payment of the dividends on the ground that this was contrary to what the Bank of China had argued in the Privy Council and in any event was not part of the Judgment.
     We have not paid dividends on the redeemed shares since 1997 and at March 1, 2007, the amount that would have accrued on the redeemed shares had such shares not been redeemed totaled approximately $5.6 million. Although the Privy Council did not address the issue of entitlement to post redemption dividends in its Judgment of November 20, 2006, following the Judgment, the Bank of China has made claim to such dividends, a claim that Nam Tai has denied. Litigation may ensue over the Bank of China’s or the liquidator of Tele-Art Inc.’s right to the dividends and if we cannot successfully prevail on such claim or claims, of which there can be no assurance, we will suffer additional losses on account of having redeemed our shares from Tele-Art.
     The Bank of China responded on January 30, 2007 demanding confirmation of the rectification of the share register within 14 days and receipt by the Bank of China of the share certificates for the shares. The Bank of China also asserted that payment of the cash dividends on the shares to be reinstated was a direct consequence of the Privy Council Order and that Nam Tai was obligated to pay the same to the Bank of China.
     Nam Tai’s common shares are listed on the New York Stock Exchange. Accordingly, we have applied to the NYSE to list on the NYSE the 1,017,149 shares to be reinstated and delivered to the Bank of China in accordance with the Judgment. We recently received notice from the NYSE that such shares had been approved for listing, subject to official notice of reinstatement. Nam Tai is in the process of preparing instructions to its transfer agent to reinstate these shares and to register them in the name of the Bank of China.
     The amount of Tele-Art Inc’s obligations to the Bank of China that are subject to the Bank of China’s security interest in the shares to be reinstated has not yet been established; however, the Liquidator of Tele-Art Inc. has estimated that as of December 31, 2006 it was approximately HK$26,000,000, was equal to approximately $3,345,000 on that date in U.S. dollars. Additionally, the Bank is entitled under its share charge to recover its reasonable costs and expenses incurred in recovering on Tel-Art Inc.’s debt and interest continues to accrue. Nam Tai may contest any or all of the amounts claimed by Bank of China as underlying the share charge and may assert claims against the Bank of China concerning the Bank of China’s conduct in and outside of the liquidation proceedings.
     On August 25, 2005, the Liquidator filed a summons in the High Court of the BVI seeking approval of his fourth liquidator’s report. The report sought the Court’s approval of his recommendation of the amount of debt owed by Tele-Art Inc. to Nam Tai of approximately $38.0 million, to two other unsecured creditors of approximately $221,127 and to David Hague for fees and expenses as Liquidator of approximately $381,860. The report also sought the Court’s approval of Nam Tai’s proposal for the distribution of the redemption proceeds among the unsecured creditors as well as the Court’s directions on whether Bank of China was eligible to claim any amounts against Tele-Art Inc. and, if eligible, the quantum of such debt. This liquidator’s summons was scheduled for hearing on February 20, 2006, but that hearing was postponed to a date to be fixed by the Registrar of the High Court. We anticipate that in light of the Judgment of November 20, 2006, the Liquidator may seek to have the issues raised in its summons adjudicated by the BVI court, but to date we have received no information to that effect or otherwise and the status at present of this proceeding remains unchanged.
     On April 11, 2005, Bank of China also filed a summons to the British Virgin Islands Court seeking orders to force Nam Tai to pay the redemption price and dividends ordered by the Court of Appeal on the appeal of the Priority Summons to Bank of China. Nam Tai filed an affidavit of evidence in response on July 19, 2005. A determination by the Court of this proceeding has, now been rendered moot by the Judgment and although we expect that the Bank of China will now withdraw or abandon its prosecution of this proceeding. Through March 16, 2007, we had not received information to that effect or otherwise.
     As of December 31, 2002, because of the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment, and in accordance with SFAS No. 5, “Accounting for Contingencies”, we recorded a provision for $5.2 million as a component of accrued expenses, pending a final determination of this matter by the courts, representing the then-best estimate of the net monetary expense we would incur if our appeal to the judgment in relation to the Priority Summons on January 21, 2003 was unsuccessful and the two judgment debts in the total amount of $38.0 million (including interest, costs, and related expenses) was determined as having the lowest priorities in recovering from the estate of Tele-Art Inc. According to the information provided by the Liquidator on November 7, 2003, apart from Nam Tai, a total of three other creditors of Tele-Art Inc., including Bank of China, had submitted their proof of debt to the liquidator. These claims, together with the claim by David Hague and other estimated outstanding fees and expenses amounted to approximately $3.9 million. As a result, the 2002 provision for $5.2 million was reduced to $3.9 million in the fourth quarter of 2003.
     The losses we incurred of $14.5 million at and through our year ended December 31, 2006 arising from the Judgment ordering reinstatement of our redeemed shares were determined after by taking into account the fair value (i.e. market closing price) of our shares on November 20, 2006 (the date of the Judgment); the estimated costs and expenses of the Bank of China and David Hague that we expect will be claimed in connection with the Privy Council litigation proceedings; and a reversal of a $3.9 million provision we had made in 2003 with respect to these proceedings. We may incur additional losses in the future as a result of the reinstatement of our shares to the extent that the costs and expenses of the Bank of China and David Hague increase beyond the aggregate amount we have estimated at December 31, 2006 for purposes of determining the $14.5 million in losses.
     Based on the proceedings with respect to the liquidation of Tele-Art Inc. any proceeds from sales of the shares by the Bank of China after the deduction of its valid claims and other costs and expenses of the liquidation of Tele-Art Inc., together with any Nam Tai shares remaining after Bank of China’s sales of that collateral, are to be shared among Nam Tai and two other unsecured creditors on a pro-rata basis up to the amount of their valid claims against Tele-Art Inc. Once the debt to Bank of China has been satisfied, Nam Tai believes that it and the other unsecured creditors of Tele-Art, Inc. would be entitled to payment of their debt from the balance of the proceeds from the sale of the Tele-Art, Inc.’s Nam Tai shares.Nam Tai has been advised that of the unsecured claims against Tele-Art Inc. in the liquidation, approximately 95 % consist of Nam Tai’s judgment against Tele-Art that the High Court of

Justice in the British Virgin Islands awarded to Nam Tai in the amount of $34 million, plus interest, that resulted from damages Nam Tai suffered from a 1993 injunction obtained by Tele-Art Inc. The remainder of the unsecured claims against Tele-Art Inc. in the liquidation consist of Nam Tai’s claims for other amounts owed to it by Tele-Art Inc., which aggregate to approximately 4 % of the total unsecured claims in the liquidation, with the remainder of the aggregate unsecured claims consisting of those of the two other unsecured creditors.
     The amount actually recoverable, if any, by Nam Tai on its judgments against Tele-Art Inc. and other claims will depend on the price realized by the liquidator when Nam Tai’s shares are sold to satisfy creditors’ claims against Tele-Art Inc. and thus is dependent on the market price at the time of sale as well as the actual amounts of the claims of the Bank of China and the other creditors against Tele-Art and ultimate expenses of the liquidator. Because of uncertainties relating to the timing of Bank of China’s actions with respect to the disposition of the Nam Tai shares delivered to it pursuant to the Judgment, including the timing of any sales and the amount of proceeds to be realized, the actual amount of Bank of China’s claims, including interest, costs and expenses, whether Bank of China actually remits any excess proceeds or shares to the liquidator for the benefit of Tele-Art Inc.’s unsecured creditors, the uncertain effect of any claims that Nam Tai may assert against Bank of China, the possibility that Nam Tai will be forced to seek further recourse from the courts in an effort to protect its position and the timing, cost and uncertain success of such recourse, Nam Tai has determined not to record any value to a potential recovery on its unsecured claims against Tele-Art Inc.’s estate in liquidation in its consolidated financial statements until the prospects of recovery, if any, becomes reasonably certain to Nam Tai. We may incur substantial additional costs in pursuing our recovery, and neither the amount of our judgments against Tele-Art Inc. nor such costs may be recoverable.
     Nam Tai plans to continue to pursue vigorously all legal alternatives available to seek to recover the maximum amount of the outstanding debt from Tele-Art Inc. as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art Inc.
     In furtherance of this objective, Nam Tai commenced proceedings in September 2002 against David Hague and PriceWaterhouseCoopers for, inter alia, negligence and breach of statutory duty in their conduct of the liquidation. David Hague had submitted a letter of resignation for the post of liquidator of Tele-Art Inc. on September 3, 2002, to the High Court and his resignation was approved by the High Court on December 17, 2002. A new liquidator, Mr. Glenn Harrigan, was then appointed by the British Virgin Islands, court on July 11, 2003.
     David Hague and PriceWaterhouseCoopers applied to the High Court on December 24, 2002, challenging the service of these proceedings on them in Hong Kong and British Virgin Islands court’s jurisdiction to determine the claim applied by Nam Tai. The application was heard by the High Court on May 11 and 12, 2004 and dismissed in its judgment on October 29, 2004. David Hague and PriceWaterhouseCoopers obtained leave to appeal this judgment in March 2005 and the appeal was heard by the Court of Appeal on September 19 to 21, 2005. The Court of Appeal delivered its judgment dismissing the appeal and awarding costs to Nam Tai. David Hague and PriceWaterhouseCoopers made an application on February 6, 2006 for leave to appeal this judgment to the Privy Council. Nam Tai cross-applied for leave to appeal to the Privy Council on February 3, 2006 the costs awarded to Nam Tai in the Court of Appeal on the basis that such costs were determined by the application of incorrect legal principles and were in any event too low and inconsistent with cost orders made against Nam Tai in other appeal proceedings involving David Hague.
     Both Nam Tai and the David Hague’s application for leave to Appeal were heard by the Court of Appeal on May 9, 2006. The Court granted David Hague’s application for leave to appeal but dismissed Nam Tai’s application with costs on the ground that the matter was not one of great public importance but merely concerned the private matter of a party to litigation being aggrieved by the costs awarded to it by the Court. Nam Tai being dissatisfied with this decision applied for special leave to appeal direct to the Privy Council on November 4, 2006. This application has been listed for hearing in London before the Privy Council on March 29, 2007. No date has however been fixed for the hearing of the David Hague’s substantive appeal but it is expected that same will come on for hearing sometime in the middle of the year.
     Nam Tai has also instituted proceedings in the British Virgin Islands against UBS PaineWebber, or UBS, on June 20, 2005, for breach of trust with respect to UBS’s role as brokers in carrying out the terms of the September 1997 British Virgin Islands court order for the sale of Tele-Art Inc.’s Nam Tai shares in sufficient quantities to pay the debts of the Bank of China and Nam Tai. UBS subsequently filed an application challenging the jurisdiction of the Court. On July 25, 2006 however, the Court upon the application of PaineWebber made an Order staying the BVI court proceedings pending the outcome of the New York Court proceedings which in effect dealt with almost identical matters as the BVI proceedings. This stay remains in place and awaits the outcome of the New York matter which we understand continues to proceed to trial.
Notes:
1.	Subsequent to November 7, 2003, the number of shares was adjusted to 457,050 to reflect the one-for-ten stock dividend effective on that date.

2.	Subsequent to November 7, 2003, the number of shares was adjusted to 560,099 to reflect the one-for-ten stock dividend effective on that date.
Putative Class Actions
     As we have previously reported, we and certain of our directors are defendants in consolidated class actions entitled Rocco vs. Nam Tai Electronics et al., Lead Case No. 03-cv-01148-JES, originally commenced on February 20, 2003 and pending in the United States District Court in the Southern District of New York. The named plaintiffs purport to represent a putative class of persons who purchased our common shares from July 29, 2002 through February 18, 2003. The plaintiffs have asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to our LCD Products segment. We have filed an answer to the amended and consolidated complaint and oral argument on the plaintiffs’ most recent motion for class certification was held on February 1, 2007. The Court reserved judgment on the motion at the conclusion of the oral argument and had not rendered a ruling as the close of business on March 16, 2007. We believe we have meritorious defenses and intend to continue to defend the actions vigorously. The ultimate outcome of this litigation cannot be determined at present. However, this litigation has been and is expected to continue to be very costly and could divert our management’s attention and resources. In addition, we have no insurance covering our liability, if any, or that of our officers and directors, for this lawsuit and we are paying the costs of defense and those of our directors. Any adverse determination in this litigation could also subject us to the payment of material amounts, which could materially and adversely affect our financial condition and operating results.
Export Sales
     The following table reflects the approximate percentages of our net sales to customers by geographic area, based upon location of product delivery, for the periods years ended December 31, 2004, 2005 and 2006:

	December 31,
Geographic Areas	2004	2005	2006
China (excluding Hong Kong)	25%	19%	31%
Europe (excluding Estonia)	18	17	15
Japan	6	2	2
United States	11	4	9
Hong Kong	30	48	30
Estonia	1	—	—
North America (excluding United States)	1	—	—
Korea	4	7	6
Other	4	3	7
	100%	100%	100%
Dividends
     We have paid an annual dividend for the last thirteen consecutive years. On July 14, 2006, we announced that in order to help fund several ongoing expansion projects our dividend to be payable in 2007 would be set at $0.84 per share, of which $0.64 is attributable to a one-time gain in 2004. Such dividends will be paid quarterly in 2007 commencing with the first quarter 2007 dividend of $0.21 per share. The following table sets forth the total cash dividends and dividends per share we have declared for each of the five years in the period ended December 31, 2006, adjusted to give effect to a three-for-one stock split effective on June 30, 2003.

	Year ended December 31,
	2002	2003	2004	2005	2006
Total dividends declared (in thousands)	$17,056	$37,584	$20,424	$56,324	$66,497
Regular dividends per share	$0.16	$0.20	$0.48	$1.32	$1.44
Special dividends	$0.33	$0.80	—	—	$0.08
Total dividends per share	$0.49	$1.00	$0.48	$1.32	$1.52
     We declared special dividends in 2002, 2003 and 2006 for the reasons described below:
•	In 2002, primarily as a result of a realized gain we made from our sale of approximately one-third of our direct investment in Huizhou TCL Mobile Communication Co., Ltd.;

•	In 2003, in celebration of our fifteenth anniversary since our listing and initial public offering in 1988, our fifteenth consecutive year of profitability, and the transfer of our shares from the NASDAQ National Market to the NYSE in January 2003; and

•	In 2006, in celebration of Company’s thirtieth founding anniversary and its fifth consecutive quarter of record-breaking sales.
     Under Nam Tai’s dividend policy implemented in 2006, the Company Board of Directors will determine and declare the amount of Nam Tai’s dividend payable in 2008 based on its 2007 operating income, its current and estimated future cash, cash flow and capital expenditure requirements at the time of the yearly declaration and such other factors as Nam Tai’s board believes reasonable and appropriate to consider in the determination and plans to announce the declared amount of that dividend in February of 2008. It is our general policy to determine the actual annual amount of future dividends, if any, based upon our growth during the preceding year. Future dividends, if any, will be in the form of cash or stock or a combination of both. We may not be able to pay dividends in the future or may decide not to declare them in any event. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future, we may not continue them in any future period.
ITEM 9. THE LISTING
     Our common shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the symbol “NTE”
     The following table sets forth the high and low closing sales prices for our common shares for the quarters in the three-year period ended December 31, 2006:

	2004			2005			2006
			Average			Average			Average
			Daily			Daily			Daily
			Trading			Trading			Trading
	High	Low	Volume (1)	High	Low	Volume (1)	High	Low	Volume (1)
First Quarter	$34.24	$22.30	927,119	$28.36	$17.25	376,920	$24.27	$21.31	224,826
Second Quarter	28.00	13.99	509,173	27.80	19.70	302,367	23.10	21.46	173,659
Third Quarter	23.51	16.10	412,488	26.65	22.50	219,858	22.56	11.43	504,411
Fourth Quarter	23.14	18.07	283,030	25.88	21.27	238,459	16.95	12.57	317,697

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.
     The following table sets forth the high and low closing sale prices of our shares for each of the last five years ended December 31, adjusted to give effect to a three-for-one stock split effective on June 30, 2003 and a one-for-ten stock dividend effective on November 7, 2003:

			Daily
			Trading
Year ended	High	Low	Volume (1)

December 31, 2006	$24.27	$11.43	305,468
December 31, 2005	28.36	17.25	283,482
December 31, 2004	34.24	13.99	532,568
December 31, 2003	42.48	6.94	597,858
December 31, 2002	9.07	5.15	164,011

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.
     The following table sets forth the high and low closing sale prices of our shares during each of the most recent six months:

			Daily
			Trading
Month ended	High	Low	Volume (1)
February 28, 2007	14.40	13.19	261,295
January 31, 2007	15.28	13.52	234,495
December 31, 2006	16.18	15.19	285,300
November 30, 2006	16.95	15.53	300,710
October 31, 2006	15.59	12.57	363,364
September 30, 2006	12.81	11.43	784,240

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.
ITEM 10. ADDITIONAL INFORMATION
Share Capital
     Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of March 1, 2007, we had 44,803,735 common shares outstanding.
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
     Provisions in respect of the holding of general meetings and extraordinary general meetings are set out in Paragraphs 27 to 46 of the Articles and under the International Business Companies Act. The directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of shareholders holding more than 30% of the votes of our outstanding voting shares. Other than providing, if requested, reasonable proof of a holder’s status as a holder of our shares as of the applicable record date, there is no condition to the admission of a shareholder or his or her proxy holder to our meetings of shareholders.
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
Material Contracts
     The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Nam Tai or any subsidiary of Nam Tai is a party, for the two years immediately preceding the filing of this report:

     •    On December 31, 2006, Wuxi Municipal Bureau of State Land and Resources assigned by Land Use Transfer Agreement the land use right of No. A64-2 Plot located in Meicun Industrial Concentration Area of Wuxi New District to Nam Tai’s subsidiary, Zastron Precision-Flex (Wuxi) Co. Ltd., in exchange for payment by Nam Tai’s subsidiary of approximately $1 million.
     •    On December 25, 2006, Wuxi Municipal Bureau of State Land and Resources assigned by Land Use Transfer Agreement the land use right of No. B14-A Plot located in Wuxi National High and New Technology Industry Development District to Nam Tai’s subsidiary, Zastron Precision-Tech (Wuxi) Co. Ltd in exchange for payment by Nam Tai’s subsidiary of approximately $1.1 million.
     •    On October 26, 2006, Nam Tai’s wholly-owned subsidiary, Zastron Precision-Tech Limited and the Administration Committee of Wuxi National High and New Technology Industry Development District entered into a Cooperation Agreement under which Zastron agreed to invest approximately $65,000,000 to construct a production plant for flexible printed circuit boards and establish an industrial presence and wholly-owned foreign enterprise called Zastron Precision-Flex (Wuxi) Co. Ltd for a period of 50 years on an approximately 470,000 square foot site in Wuxi with a sponsor of approximately $510,000 land use transfer price to encourage the Company’s development project in Wuxi.
     •    On October 26, 2006, Nam Tai’s wholly-owned subsidiary, Zastron Precision-Tech Limited and the Administration Committee of Wuxi National High and New Technology Industry Development District entered into a separate Cooperation Agreement under which Zastron agreed to invest approximately $63,000,000 to construct a production plant for LCD modules, electronic modules and other products and establish an industrial presence and wholly-owned foreign enterprise called Zastron Precision-Tech (Wuxi) Limited for a period of 50 years on an approximately 515,000 square foot site in Wuxi with a sponsor of approximately $346,000 land use transfer price to encourage the Company’s development project in Wuxi.
     •    On July 21, 2006, Nam Tai signed a guarantee. in favor of The Hongkong and Shanghai Banking Corporation Limited with maximum liability of $15,000,000 for the banking facilities of Zastron Electronic (Shenzhen) Co. Ltd.
     •    On July 17, 2006, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd., entered into a banking facilities letter with The Hongkong and Shanghai Banking Corporation Limited for Nam Tai’s subsidiary to receive import credit facilities up to $15,000,000.
     •    On July 17, 2006, Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co. Ltd. entered a Banking Facilities Letter with The Hongkong and Shanghai Banking Corporation Limited for Nam Tai’s subsidiary to receive documentary credits to suppliers and import loan facilities up to approximately $12.9 million
     •    On April 13, 2006 and March 9, 2006, Nam Tai’s subsidiary, Nam Tai Group Management Limited, as seller, entered into an Assignment and Sale and Purchase Agreement, respectively, with Top Ease (H.K.) Limited, as purchaser, for the sale of the 15th Floor and car park space no. 96 on 6th Floor, China Merchants Tower, Shun Tak Centre, No. 168-200 Connaught Road Central, Hong Kong for a purchase price of approximately $20,512,820.
     •    On March 14, 2006, Nam Tai’s wholly-owned subsidiary, Zastron Electronic (Shenzhen) Co. Ltd entered into an Investment Agreement with Shenzhen Baoan District High and New Technology Industrial Park Development and Investment Co., Ltd. with respect to the investment by Nam Tai’s subsidiary in a project in Shenzhen Guangming Hi-Tech Industrial Park of approximately $1.5 million, representing the initial payment for the purchase of land of Shenzhen Guangming with an approximately 1.3 million square foot.
     •    In December 2005, Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co., Ltd., signed the protocol dated November 2005 approving the split share structure reform of TCL Corporation, under which Nam Tai’s subsidiary will transfer 15.62% of its total shares in TCL Corporation to TCL’s public shareholders in exchange for the conversion of the remaining restricted shares held by Nam Tai’s subsidiary to floating (i.e., tradable) shares beginning April 12, 2007, subject to the regulations of the China Securities Regulation Commission.
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
     •    On April 14, 2005, a Supplemental Loan Agreement between Zastron Electronic (Shenzhen) Co. Ltd. and Zastron Precision –Tech Limited for extending the repayment term for a loan of $18,660,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd. in accordance with the loan agreement dated March 30, 2004.
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
Exchange Controls
     There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai’s securities or on the conduct of our operations in Hong Kong, Macao or the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our subsidiaries in China, with the exception of a requirement that 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flow.
Taxation
United States Federal Income Tax Consequences
     The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our common shares. Each holder or a prospective holder of our common shares is urged to consult his, her or its own tax advisor.
General
     This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or Non-U.S. holder of our common shares, including, without limitation, the following:
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
     •    certain former U.S. citizens and residents deemed to have expatriated to avoid U.S. taxation; or
     •    a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.
U.S. Holders
     •    For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:
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
     Distributions on Our Common Shares
     Subject to the passive foreign investment company, or PFIC, considerations discussed below, the gross amount of any cash distribution or the fair market value of any property distributed that you receive with respect to our common shares generally will be subject to tax as ordinary dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. Such income will be includable in your gross income on the date of receipt. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a PFIC. We believe that we will be a qualified foreign corporation for so long as we are not a PFIC and our common shares are considered to be readily tradable on an established securities market within the United States. No assurances can be made that our Company’s status as a qualified foreign corporation will not change. To the extent any distribution exceeds our E&P, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as capital gain. Because we are not a United States corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us.
     For United States foreign tax credit limitation purposes, dividends received on our common shares will be treated as foreign source income and for taxable years beginning on or before December 31, 2006 generally will be

“passive income”, or in the case of certain holders, “financial services income”. For taxable years beginning after December 31, 2006, dividends generally will be “passive category income”, or in the case of certain holders, “general category income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes, if any, imposed on dividends paid on our common shares. The rules governing United States foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.
     Sale, Exchange or Other Disposition of Our Common Shares
     Subject to the PFIC considerations discussed below, generally, in connection with the sale, exchange or other taxable disposition of our common shares:
     •    you will recognize capital gain or loss equal to the difference (if any) between:
o	the amount realized on such sale, exchange or other taxable disposition and

o	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);
     •    such gain or loss will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;
     •    such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and
     •    your ability to deduct capital losses is subject to limitations.
     PFIC Considerations
     A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other that rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. We presently believe that we were not a PFIC for our fiscal years ended on December 31, 2006, and we do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. The U.S. Treasury Department has announced that it will issue Regulations that will provide for procedures for certifying that a foreign company is not a PFIC in the taxable year in which a dividend is paid, or in the preceding taxable year, as one of the prerequisites for the application of the reduced tax rates on such dividend. It is unclear whether we will be able to comply with such certification requirement if and when it is issued. If we were to be classified as a PFIC in any taxable year, (i) U.S. Holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain and (ii) distributions paid by us to our U.S. Holders could also be subject to an interest charge. In addition, we would not provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.
Non-U.S. Holders
     If you are not a U.S. Holder, you are a “Non-U.S. Holder.”
     Distributions on Our Common Shares
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

     If you meet the two tests above, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.
     Sale, Exchange or Other Disposition of Our Common Shares
     Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:
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
     You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.
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
Documents on Display
     Nam Tai is subject to the information requirements of the Securities and Exchange Act of 1934, and, in accordance with the Securities Exchange Act of 1934, Nam Tai. files annual reports on Form 20-F within six months of its fiscal year end, and submit other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR. As a foreign private issuer, Nam Tai is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Currency Fluctuations and Foreign Exchange Risk
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
     In the past, we faced a significant foreign exchange risk resulted from material purchases we made in Japanese yen. Approximately 6%, 3%, and 11% respectively, of our material costs were in Japanese yen during the years ended December 31, 2004, 2005 and 2006, respectively, and sales we made in yen only accounted for 4%, 2% and 9%, respectively, of our sales for each of the last three years. Net expenses we paid in Japanese yen when translated to U.S. dollars were not material to us during 2005 or 2006.Our business and operating results could be materially and adversely affected in the event of a severe increase in the value of the Japanese yen to the U.S. dollars at a time when our sales made in Japanese yen are insufficient to cover our material purchases in Japanese yen.
     Our operating expenses and a substantial portion of our assets are denominated in RMB. We believe that our most significant foreign exchange risk recently and in the near future relates to operating expenses we pay in RMB. We incurred approximately 63.6% of our total non-material costs and expenses in RMB during the year ended December 31, 2006. This currency was stronger against the U.S. dollars during the year ended year ended December 31 2006 compared to the year ended December 31, 2005 so expenses we paid in China with RMB translated into more dollars than they would have in 2005.
     Immediately prior to July 21, 2005 the exchange rate between the RMB and the U.S. dollars has varied by less than one-tenth of 1%. However, on July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollars by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximate 2.4% appreciation in the value of the RMB against the U.S. dollars at the end of 2005, from the July 21, 2005 RMB adjustment, a 3.3% appreciation at the end of 2006 as compared to the end of 2005 and 5.7% cumulative appreciation at the end of 2006 as compared to the level immediately prior to the July 21, 2005 adjustment in the exchange rate.
     This appreciation of RMB when translated to U.S. dollars resulted in an increase in our total costs and expenses of approximately 0.5% during 2006 based on the difference between sales versus costs and expenses incurred in RMB. If the RMB had been 1% and 5% less valuable against the U.S. dollars than the actual rate as of December 31, 2006, which was used in preparing our audited financial statements as of and for the year ended December 31, 2006, our net asset value, as presented in U.S. dollars, would have been reduced by $299,000 and $1.5 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $299,000 and $1.5 million, respectively. Had rates of the RMB been 10% higher relative to the U.S. dollars during 2006, our operating expenses would have increased $6.1 million as a result of expenses we paid in RMB during 2006.
     Our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollars and RMB. If the RMB continues to appreciate against the U.S. dollars, our operating expenses will increase and, consequently, our operating margins and net income will likely decline if we do not manufacture products that allow for greater margins than those we have experienced historically.
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
     As of December 31, 2006, we held no option or future contracts and during the year and we did not purchase or sell any commodity or currency options. We are continuing to review our hedging strategy and there can be no assurance that we will not suffer losses in the future as a result of hedging activities.
     The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents on our balance sheet at December 31, 2005 and 2006:

	Equivalent U.S. Dollar holdings at
	December 31,
Currencies included in cash and cash equivalents	2005	2006
United States dollars	153,604,000	205,648,000
Chinese renminbi	29,257,000	8,552,000
Japanese yen	4,532,000	3,851,000
Hong Kong dollar	26,422,000	3,026,000
Macao Pataca	28,000	7,000
Interest Rate Risk
Short-term interest rate risk
     Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and short-term borrowings are subject to interest rate changes. Cash on hand of $221.1 million as of December 31, 2006 was invested in short-term interest-bearing investments having a maturity of three months or less. As such, interest income will fluctuate with changes in short-term interest rates. In 2006, we had $8.5 million in interest income and $0.6 million in interest expense.
     As of December 31, 2005 and 2006, we had utilized approximately $7.1 million and $4.5 million of our credit facilities, including $4.8 million and $4.5 million in short-term notes payable and $2.3 million and nil in short-term bank loans, respectively, resulting in minimal interest rate risk.
Long-term interest rate risk
     As of December 31, 2006, we had $2.9 million in long-term bank borrowing, including the current portion of $1.8 million.
     Our long-term bank borrowing consisted of a $4.5 million term loan obtained in May 2002, has a term of four years and bear interest at a rate of 1.5% and subsequently changed to 0.75% effective August 2004 over three months’ LIBOR repayable in 16 quarterly installments of $281,250 beginning August 2002. The outstanding balance as of December 31, 2005 was $0.6 million. A $1.6 million term loan obtained in April 2004 has a term of four years and bears interest at a rate of 0.75% over three months’ LIBOR repayable in 16 quarterly installments of $100,000 beginning July 2004. The outstanding balance as of December 31, 2006 was $0.6 million. A $3.6 million term loan obtained in June 2004 has a term of four years and bears interest at a rate of 0.75% over three months’ LIBOR repayable in 16 quarterly installments of $225,000 beginning September, 2004. The outstanding balance as of December 31, 2006 was $1.4 million. A $1.8 million term loan obtained in December 2004 has a term of four years and bears interest at a rate of 0.75% over three months’ LIBOR repayable in 16 quarterly installments of $112,500 beginning March 2005. The outstanding balance as of December 31, 2006 was $0.9 million.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     As of the end of the period covered by this report, the Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of Nam Tai’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Report of Management on Internal Control Over Financial Reporting
     Nam Tai’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
     Nam Tai’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on the assessment, Nam Tai’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective based on these criteria.
Current SEC Regulations
     Under the most recent regulations of the Securities and Exchange Commission, we were not required until our year ending December 31, 2007 to provide in our annual reports filed with the Securities and Exchange Commission a report of our independent registered public accounting firm attesting to management’s assessment of our internal controls over financial reporting. Nevertheless, we voluntarily engaged our independent registered public accounting firm to conduct an audit of our internal controls over financial reporting as of December 31, 2006.
Attestation Report of the Registered Public Accounting Firm
     Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which is included under “Item 18. Financial Statements” of this Report.
Changes in internal control over financial reporting
     There were no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2006, the period covered by this Annual Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16. [RESERVED]
ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT
     The Company’s Board of Directors has determined that one member of the Audit Committee, Mark Waslen, qualifies as an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934. For information concerning Mr. Waslen’s education and experience by which he acquired the attributes qualifying him as an audit committee financial expert, please see the description of Mr. Waslen’s background in Item 6. Directors and Senior Management— Directors and Senior Managers of this Report.
     Mr. Waslen is “independent” as that term is defined in the Listed Company Manual of the NYSE.
ITEM 16 B. CODE OF ETHICS
     The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which also applies to the Company’s principal executive officers and to its principal financial and accounting officers. The Code of Ethics has been revised to apply to all employees as well. A copy of the revised Code of Ethics is attached as Exhibit 11.1 to this Annual Report on Form 20-F. This code has been posted on our website, which is located at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders may request a free copy in print form from:
Pan Pacific I.R. Ltd. Attention : Investor Relations Office
Suite 1790 — 999 W. Hastings Street
Vancouver, BC     V6C 2W2
Canada
Toll Free Telephone : 1-800-661-8831
ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the fiscal years for the three-year period ended December 31, 2006, for which audited financial statements appeared in this annual report on Form 20-F. The independent registered public accounting firm is elected annually at the Annual Meeting of shareholders. The Audit Committee will propose to the Annual Meeting of Shareholders convening on June 8, 2007 that Deloitte Touche Tohmatsu be re-elected as independent registered public accounting firm of the Company for 2007.
     The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in 2005 and 2006.

	2005	2006
	(In thousands)
Audit Fees (1)	$476	$1,116
Audit-related Fees (2)	541	42
Tax Fees (3)	6	23
All Other Fees (4)	4	42

Total	$1,027	$1,223

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of comfort letters and consents, and attestation services relating to the review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(4)	All Other Fees includes a business advisory service fee.

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
     Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer.
     During 2005 and 2006, approximately 93.5% and 59.3%, respectively, of the total audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable
ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not Applicable
ITEM 18. FINANCIAL STATEMENTS
     The information required within the schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission is either not applicable or is included in the notes to our consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:
We have audited management’s assessment, included in the Management’s Annual Report on Internal Control Over Financial Reporting disclosed in Item 15 of the Form 20-F, that Nam Tai Electronics, Inc. and its subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 16, 2007 expressed an unqualified opinion on those consolidated financial statements.
/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
March 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:
We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
March 16, 2007

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US dollars, except per share data)

	Year ended December 31,
	2004	2005	2006

Net sales — third parties	$499,680	$791,042	$870,174
Net sales — related party	34,181	6,195	—

Total net sales	533,861	797,237	870,174
Cost of sales	(457,385)	(704,314)	(783,953)

Gross profit	76,476	92,923	86,221

Gain on disposal of asset held for sale	—	—	9,258

Selling, general and administrative expenses	(28,053)	(33,057)	(30,668)
Research and development expenses	(5,045)	(7,210)	(7,866)
Losses arising from the judgment to reinstate redeemed shares	—	—	(14,465)

Total operating expenses	(33,098)	(40,267)	(43,741)

Income from operations	43,378	52,656	42,480
Other expenses, net	(1,012)	(125)	(1,265)
Dividend income received from marketable securities and investment	18,295	579	—
Gain on sales of subsidiaries’ shares	77,320	10,095	—
Gain on disposal of an affiliated company	—	3,631	—
Loss on disposal of marketable securities	—	(3,686)
Loss on marketable securities arising from split share structure reform	—	—	(1,869)
Impairment loss on marketable securities	(58,316)	(6,525)	—
Interest income	1,110	3,948	8,542
Interest expense	(195)	(438)	(602)

Income before income taxes and minority interests	80,580	60,135	47,286
Income taxes	(879)	(651)	(377)

Income before minority interests and equity in loss of an affiliated company	79,701	59,484	46,909
Minority interests	(6,010)	(7,992)	(6,153)
Equity in loss of an affiliated company	(6,806)	(186)	—

Net income	$66,885	$51,306	$40,756

Basic earnings per share	$1.57	$1.19	$0.93

Diluted earnings per share	$1.57	$1.19	$0.93

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share data)

	December 31,
	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	$213,843	$221,084
Marketable securities	13,330	24,360
Accounts receivable, less allowance for doubtful accounts of $494 and $152 at December 31, 2005 and 2006, respectively	125,662	117,561
Inventories	31,744	30,894
Prepaid expenses and other receivables	1,490	2,503
Income taxes recoverable	2,671	4,316
Asset held for sale	10,912	—

Total current assets	399,652	400,718

Property, plant and equipment, net	97,997	102,721
Land use right	2,744	2,673
Deposits for property, plant and equipment	1,250	609
Deposits for land use right	—	2,880
Goodwill	17,068	18,476
Other assets	1,300	1,158

Total assets	$520,011	529,235

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$4,813	$4,516
Short term bank loans	2,275	—
Long term bank loans — current portion	2,312	1,750
Accounts payable	121,608	125,893
Accrued expenses and other payables	19,447	13,649
Dividend payable	14,357	16,639
Income taxes payable	166	166

Total current liabilities	164,978	162,613

Long tem bank loans — non-current portion	2,850	1,100

Total liabilities	167,828	163,713

Minority interests	41,792	48,428

Commitments and contingencies (Note 18)	—	—

Shareholders’ equity:
Common shares ($0.01 par value — authorized 200,000,000 shares)	435	438
Reinstatement of redeemed shares	—	17,159
Additional paid-in capital	258,167	264,393
Retained earnings	50,771	25,030
Accumulated other comprehensive income	1,018	10,074

Total shareholders’ equity	310,391	317,094

Total liabilities and shareholders’ equity	$520,011	$529,235

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands of US dollars, except share and per share data)

						Accumulated	Total
	Common	Common	Reinstatement	Additional		Other	Share-
	Shares	Shares	of Redeemed	Paid-in	Retained	Comprehensive	holders’	Comprehensive
	Outstanding	Amount	Shares	Capital	Earnings	(Loss) Income	Equity	Income
Balance at January 1, 2004	41,231,272	$412	$—	$206,845	$9,863	$(2)	$217,118
Shares issued on exercise of options	16,500	—	—	72	—	—	72
Shares issued on acquisition of a subsidiary	2,389,974	24	—	58,769	—	—	58,793
Cancellation of shares issued on acquisition of a subsidiary	(973,210)	(10)	—	(23,930)	—	—	(23,940)
Net income	—	—	—	—	66,885	—	66,885	$66,885
Unrealized gain of marketable securities	—	—	—	—	—	6,549	6,549	6,549

Comprehensive income								$73,434

Cash dividends ($0.48 per share)	—	—	—	—	(20,424)	—	(20,424)

Balance at December 31, 2004	42,664,536	$426	$—	$241,756	$56,324	$6,547	$305,053
Shares issued on exercise of options	841,050	9	—	16,411	—	—	16,420
Net income	—	—	—	—	51,306	—	51,306	$51,306
Unrealized loss of marketable securities	—	—	—	—	—	(5,352)	(5,352)	(5,352)
Realization of loss upon disposals of marketable securities	—	—	—	—	—	(250)	(250)	(250)
Foreign currency translation	—	—	—	—	—	73	73	73

Comprehensive income								$45,777

Cash dividends ($1.32 per share)	—	—	—	—	(56,859)	—	(56,859)

Balance at December 31, 2005	43,505,586	$435	$—	$258,167	$50,771	$1,018	$310,391
Shares issued on exercise of options	281,000	3	—	5,436	—	—	5,439
Equity-settled shares based payment	—	—	—	790	—	—	790
Reinstatement of redeemed shares (note 12(e))	—	—	17,159	—	—	—	17,159
Net income	—	—	—	—	40,756	—	40,756	$40,756
Unrealized gain of marketable securities	—	—	—	—	—	8,983	8,983	8,983
Foreign currency translation	—	—	—	—	—	73	73	73

Comprehensive income								$49,812

Cash dividends ($1.52 per share)	—	—	—	—	(66,497)	—	(66,497)

Balance at December 31, 2006	43,786,586	$438	$17,159	$264,393	$25,030	$10,074	$317,094

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2004	2005	2006

Cash flows from operating activities:
Net income	$66,885	$51,306	$40,756

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	13,924	16,824	19,024
Amortization and impairment loss of intangible assets	92	459	—
Loss (gain) on disposal of property, plant and equipment	347	(563)	(317)
Gain on disposal of assets held for sale	—	—	(9,258)
Loss on marketable securities arising from split share structure reform	—	—	1,869
Loss arising from the judgment to reinstate redeemed shares	—	—	14,465
Gain on disposal of other assets	(19)	—	—
Loss on disposal of investment	67	—	—
Impairment loss on marketable securities — TCL Communication Technology Holdings Limited (“TCL Communication”)	58,316	6,525	—
Loss on disposal of marketable securities	—	3,686	—
Gain on disposal of an affiliated company	—	(3,631)	—
Gain on sale of a subsidiary’s shares — J.I.C. Technology Company Limited (“JIC Technology”)	(6,249)	—	—
Gain on sale of a subsidiary’s shares — Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	(71,071)	(8,165)	—
Gain on sale of a subsidiary’s shares — Namtek Software Development Company Limited (“Namtek Software”)	—	(1,930)	—
Share-based compensation expenses	—	—	873
Equity in loss of an affiliated company less dividend received	6,806	186	—
Others	—	206	(931)
Dividend income	(15,913)	—	—
Deferred income taxes	(78)	—	—
Minority interests	6,010	7,992	6,153
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(28,272)	(35,300)	8,101
Decrease in amount due from a related party	2,641	66	—
Decrease (increase) in inventories	3,936	(8,648)	850
Decrease (increase) in prepaid expenses and other receivables	2,654	377	(1,013)
(Increase) decrease in income taxes recoverable	(1,644)	3,895	(1,645)
Increase (decrease) in notes payable	201	2,733	(297)
Increase in accounts payable	33,896	32,038	4,285
Increase (decrease) in accrued expenses and other payables	3,028	2,786	(3,104)
Decrease in income taxes payable	(347)	(17)	—

Total adjustments	8,325	19,519	39,055

Net cash provided by operating activities	$75,210	$70,825	$79,811

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2004	2005	2006

Cash flows from investing activities:
Purchase of property, plant and equipment	$(38,611)	$(32,166)	$(23,793)
(Increase) decrease in deposits for property, plant and equipment	(4,374)	6,451	641
Increase in deposit for land use rights	—	—	(2,880)
Proceeds from disposal of assets held for sale	—	—	20,170
(Increase) decrease in other assets	(37)	(40)	142
Proceeds from disposal of an affiliated company — Alpha Star Investments Limited (“Alpha Star”)	—	6,494	—
(Acquisition) proceeds from disposal of marketable securities — TCL Communication	(25,084)	10,995	—
Acquisition of additional shares in subsidiaries	—	—	(3,130)
Proceeds from partial disposal of subsidiaries — JIC Technology and NTEEP	95,449	25,218	—
Proceeds from disposal of property, plant and equipment	4,546	1,788	420
Proceeds from disposal of investment	5,609	—	—
Proceeds from disposal of other assets	231	—	—

Net cash provided by (used in) investing activities	37,729	18,740	(8,430)

Cash flows from financing activities:
Cash dividends paid	(19,414)	(51,984)	(65,923)
Repayment of bank loans	(5,375)	(5,375)	(8,067)
Proceeds from bank loans	10,600	4,774	3,480
Proceeds from shares issued on exercise of options	72	16,420	5,439

Net cash used in financing activities	(14,117)	(36,165)	(65,071)

Net increase in cash and cash equivalents	98,822	53,400	6,310
Cash and cash equivalents at beginning of year	61,827	160,649	213,843
Effect of exchange rate changes on cash and cash equivalents	—	(206)	931

Cash and cash equivalents at end of year	$160,649	$213,843	$221,084

Supplemental schedule of cash flow information:
Interest paid	$195	$438	$602
Income taxes paid (received), net	2,953	(3,335)	(1,904)
See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except share and per share data)
1.	Company Information

Nam Tai Electronics, Inc. and subsidiaries (the “Company” or “Nam Tai”) is an electronics manufacturing and design services provider to a selected group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Through its electronics manufacturing services operations, the Company manufactures electronic components and sub-assemblies, including liquid crystal display (“LCD”) panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies, digital audio broadcast modules, image sensors modules and printed circuit board assembles for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices and entertainment devices. The Company also manufactures finished products, including entertainment devices, mobile phone accessories and educational products.

The Company was founded in 1975 and moved its manufacturing facilities to the People’s Republic of China (the “PRC”) in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, the PRC in order to capitalize on opportunities offered in Southern China. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands (“BVI”) in August 1987. The Company’s principal manufacturing and design operations are based in Shenzhen, approximately 30 miles from the Hong Kong Special Administrative Region (“Hong Kong”). Its PRC headquarters are located in the Macao Special Administrative Region (“Macao”). Some of the subsidiaries’ offices are located in Macao and Hong Kong, which provide it access to Macao’s and Hong Kong’s infrastructure of communication and banking facilities. The Company’s principal manufacturing operations are conducted in the PRC. The PRC resumed sovereignty over Hong Kong and Macao effective July 1, 1997 and December 20, 1999, respectively, and politically, Hong Kong and Macao are integral parts of China. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements means the PRC and all of its territories excluding Hong Kong and Macao.

The Company operates primarily in three reportable segments consisting of consumer electronics and communication products (“CECP”), telecommunication components assembly (“TCA”) and LCD products (“LCDP”).

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

(e)	Property, plant and equipment and land use right

Property, plant and equipment and land use right are recorded at cost and include interest on funds borrowed to finance construction, if applicable. No interest was capitalized for the years ended December 31, 2004, 2005 and 2006. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses for the disposal of property, plant and equipment and land use right are included in income.

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

The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. For assessment of impairment loss, the Company will measure fair value based either on internal models or independent valuations. No impairment loss of goodwill was identified in 2004, 2005 and 2006.

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

Shipping and handling costs are classified as to cost of sales for material purchased and selling expenses for those costs incurred in the delivery of finished products. During the years ended December 31, 2004, 2005, and 2006, shipping and handling costs classified as costs of sales were $536, $561 and $593, respectively. During the years ended December 31, 2004, 2005 and 2006, shipping and handing costs classified as selling expenses were $767, $847 and $910, respectively.

(j)	Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products and are expensed as incurred.

(k)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $265, $377 and $127 for the years ended December 31, 2004, 2005 and 2006, respectively.

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

The functional currencies of the Company and its subsidiaries include the U.S. dollar or the Hong Kong dollar. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar, the reporting currency, are translated in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

The exchange rates between the Hong Kong dollar and the U.S. dollar were approximately 7.7732, 7.7546 and 7.7747 as of December 31, 2004, 2005 and 2006, respectively.

2.	Summary of Significant Accounting Policies — continued
(o)	Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year.

Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common share that would have been outstanding if the dilutive potential common shares had been issued.

(p)	Stock options

The Company has a stock-based employee compensation plan, as more fully described in note 12(b). Prior to year 2006, the Company did not recognize compensation expense for employee stock-based compensation if the strike-price is equal to or greater than the market price of the stock at the date of grant. The Company’s policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant. Prior to 2006, the Company accounted for stock-based compensation arrangements under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and provided additional financial statement disclosure in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. However, the Company would recognize compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model. See note 12.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition in year 2004 and 2005

Year ended December 31,		2004	2005

Net income, as reported		$66,885	$51,306
Less: Stock-based compensation costs under fair value based method for all awards		(4,476)	(7,500)

Net income, pro forma		$62,409	$43,806

Basic earnings per share	As reported	$1.57	$1.19
	Pro forma	$1.47	$1.02

Diluted earnings per share	As reported	$1.57	$1.19
	Pro forma	$1.47	$1.01
The Company has adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) in 2006. This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Upon adoption, the Company applied the modified-prospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required.

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

In September 2005, Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty". EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions", when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The effect of the adoption of EITF 04-13 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, , “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. “This statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will adopt SFAS No.155 in the first quarter of 2007. The Company has not determined the impact, if any, of SFAS No.155 on its financial position, results of operations and cash flows.

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes". It is an interpretation of SFAS No. 109, “Accounting for Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the effect of the adoption of the FIN 48. It is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurement”. SFAS No. 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is evaluating the impact, if any, of the adoption of SFAS No.157. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

2.	Summary of Significant Accounting Policies — continued
(t)	Recent changes in accounting standards — continued

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The effect of the adoption of SAB 108 did not have a material impact on the Company’s financial position, result of operations or cash flows.
3.	Investment in Subsidiaries
(a)	Subsidiaries

			Percentage of ownership
	Place of	Principal	as at December 31,
	incorporation	activity	2005	2006

Consolidated principal subsidiaries:
Jasper Ace Limited (“Jasper Ace”)	BVI	Note	100%	Note
J.I.C. Technology Company	Cayman Islands	Investment holding	71.63%	74.94%
Limited
J.I.C Enterprises (Hong Kong)	Hong Kong	Inactive	71.63%	74.94%
Limited
Jetup Electronic (Shenzhen)	PRC	Manufacturing and	71.63%	74.94%
Co., Ltd. (“Jetup”)		trading
J.I.C. (Macao Commercial	Macao	Provision of	71.63%	74.94%
Offshore) Company Limited		consultancy,
		administrative and
		data processing
		services
Nam Tai Electronic & Electrical	Cayman Islands	Investment holding	69.5%	70.31%
Products Limited
Nam Tai Group Management	Hong Kong	Inactive	100%	100%
Limited
Nam Tai Investments Consultant	Macao	Provision of	69.5%	70.31%
(Macao Commercial Offshore)		consultancy,
Company Limited		administrative and
		data processing
		services

Nam Tai Telecom (Hong Kong)	Hong Kong	Inactive	100%	100%
Company Limited
Nam Tai Trading Company	Hong Kong	Inactive	100%	100%
Limited (“NTTC”)
Namtai Electronic (Shenzhen)	PRC	Manufacturing and	69.5%	70.31%
Co., Ltd.		trading
Namtek Japan Company Limited	Japan	Provision of sales	69.5%	70.31%
		co-ordination and
		marketing services
Namtek Software Development	Cayman Islands	Note	69.5%	Note
Company Limited
Shenzhen Namtek Co., Ltd.	PRC	Software development	69.5%	70.31%
Zastron Electronic (Shenzhen)	PRC	Manufacturing and	100%	100%
Co. Ltd.		trading
Zastron Precision-Tech	Cayman Islands	Investment holding	100%	100%
Limited (“ZPTL”)
Zastron (Macao Commercial	Macao	Provision of	100%	100%
Offshore) Company Limited		consultancy,
		administrative and
		data processing
		services
Zastron Precision-Tech (Wuxi)	PRC	Manufacturing and	—	100%
Co., Ltd.		trading

Zastron Precision-Flex (Wuxi)	PRC	Manufacturing and	—	100%
Co., Ltd.		trading

          Note: Dissolved during the year ended December 31, 2006.

3.	Investment in Subsidiaries — continued
(b)	Significant transactions
(i)	In November and December 2004, the Company disposed of a total of 128,000,000 ordinary shares of JIC Technology for cash considerations of $12,902. The disposal resulted in a net gain on partial disposal of a subsidiary of $6,249 after deducting the releasing of goodwill of $3,518. The Company also converted all outstanding preference shares into 410,990,290 ordinary shares of JIC Technology resulting in 71.63% equity interest held in JIC Technology as of December 31, 2004.

In March 2006, the Company acquired a total of 25,290,000 ordinary shares of JIC Technology for cash consideration of $2,120 resulting in 74.94% equity interest held in JIC Technology as of December 31, 2006.

(ii)	In May 2005, the Company and Asano Company Limited (“Asano Company”), a company owned by the management of Namtek Software, transferred 80% and 20%, respectively, of their interest in Namtek Software to NTEEP for a total consideration of $26,700. Please also see note 3(b)(iii) for further details.

(iii)	In April 2004, one of the then wholly owned subsidiaries of the Company, NTEEP, completed public offering of its common stock on the Stock Exchange of Hong Kong Limited (“SEHK”) in which the Company disposed of a 25% interest in this subsidiary resulting in a gain on partial disposal of $71,071.

In March 2005, the Company disposed of a total of 30,000,000 ordinary shares of NTEEP for cash considerations of approximately $9,836, resulting in a gain on partial disposal of a subsidiary of approximately $5,870.

In May 2005, through a series of linked transactions, the Company’s shareholding in NTEEP increased from 71.25% to 72.06% while the effective shareholding in Namtek Software decreased from 80% to 72.06% upon completion of the partial disposal of Namtek Software when the Company and Asano Company transferred 80% and 20%, respectively, of their interest in Namtek Software to NTEEP for a total consideration of $26,700. The consideration was satisfied by the issuance of 81,670,588 new shares of NTEEP to the Company and Asano Company at approximately $0.327 per share. These transactions resulted in a goodwill of $1,277 arising from the additional interest in NTEEP exchanged and a net gain on partial disposal of interest in Namtek Software of $1,930.

In August 2005, the Company further disposed of a total of 22,574,000 ordinary shares of NTEEP for cash considerations of approximately $5,163. The disposal resulted in a net gain on partial disposal of a subsidiary of approximately $2,295 after deducting the releasing of goodwill of $45.

In August and September 2006, the Company acquired a total of 7,152,000 ordinary shares of NTEEP for cash consideration of $1,010 resulting in 70.31% equity interest held in NTEEP as of December 31, 2006.

3.	Investment in Subsidiaries — continued
(c)	Establishment of subsidiaries
(i)	In November 2004, JIC Technology established J.I.C. (Macao Commercial Offshore) Company Limited, a wholly owned subsidiary incorporated in Macao, at an investment cost of $13. Its principal activity was trading of electronic components, and the provision of consultancy, administrative and data processing. In 2005, it ceased to carry out the trading of electronic components and focused on the consultancy, administrative and data processing services only.

(ii)	In November 2006, ZPTL established two subsidiaries namely Zastron Precision-Tech (Wuxi) Co. Ltd. and Zastron Precision-Flex (Wuxi) Co. Ltd., in Wuxi, Jiangsu Province, the PRC. Their principal activities are manufacturing and trading of LCD modules, FPC units and FPC sub-assemblies.
(d)	Retained earnings

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from the PRC. In the event that dividends are paid by the Company’s PRC subsidiaries, such dividends will reduce the amount of reinvested profits and accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and amounted to $7,489 and $8,685 as of December 31, 2005 and 2006 respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.
4.	Inventories

Inventories consist of the following:

At December 31,	2005	2006
Raw materials	$24,023	$24,800
Work-in-progress	4,003	4,753
Finished goods	3,718	1,341

	$31,744	$30,894

5.	Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

At December 31,	2005	2006
At cost:
Leasehold land and buildings	$46,393	$49,929
Machinery and equipment	94,952	106,120
Leasehold improvements	22,215	23,798
Furniture and fixtures	1,907	2,095
Automobiles	1,766	1,274
Tools and molds	279	145

Total	167,512	183,361
Less: accumulated depreciation and amortization	(72,548)	(88,399)
Construction in progress	3,033	7,759

Net book value	$97,997	$102,721

As at December 31, 2006, the Company has entered into commitments for capital expenditure for property, plant and equipment of approximately $14,701, which are expected to be disbursed during the year ending December 31, 2007.

In 2005, the Company reclassified certain of the leasehold land and building located in Hong Kong as asset held for sale (note 8).

6.	Goodwill

Goodwill consists of the following:

	CECP	LCDP
	reporting	reporting
	unit	unit	Total
Balance at January 1, 2005	$—	$15,831	$15,831
Exchange difference	—	5	5
Goodwill upon acquisition of additional 0.81% interest in NTEEP	1,277	—	1,277
Goodwill release related to disposition of 2.56% interest in NTEEP	(45)	—	(45)

Balance at December 31, 2005	$1,232	$15,836	$17,068
Exchange difference Goodwill upon acquisition of additional 3.31% interest in JIC Technology	—	1,408	1,408

Balance at December 31, 2006	$1,232	$17,244	$18,476

No impairment loss was identified in 2005 and 2006.

7.	Intangible Assets, net

Intangible assets, net consist of the following:

At December 31,	2005	2006
Licenses	$643	$—
Accumulated amortization	(245)	—
Impairment loss recognized (Note 9)	(398)	—

Net carrying amount	$—	$—

Amortization expense charged to income from operations for the year ended December 31, 2004, 2005 and 2006 was $92, $61 and nil, respectively.

8.	Asset Held for Sale

In 2005, the management of the Company has committed to a plan to sell certain of its leasehold land and buildings located in Hong Kong. Accordingly, the leasehold land and building was reclassified as “asset held for sale” and ceased to record depreciation expense since then. In April 2006, the Company disposed this asset held for sale for a consideration of $20,170 and recognized a gain of $9,258 accordingly.

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

9.	Investment in Affiliated Companies, Equity Method — continued

The Company initially recorded goodwill of approximately $5,596 as a result of the acquisition of Alpha Star. The Company recorded an equity in loss of Alpha Star $1,210 and $186 for 2004 and 2005, respectively. In the third quarter of 2004, based on an analysis of the estimated fair value of Alpha Star prepared by management, the Company recorded an other-than-temporary impairment charge of approximately $5,596 to write down its investment in Alpha Star upon its unsatisfactory operating results and the continued weakness in market operated by Alpha Star.

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

Investments in TCL

The Company had various investments in TCL Group of companies in the form of available for sale marketable securities. During the year ended December 31, 2004, the investments at cost became marketable securities upon the listing of these investments on public stock exchanges. The Company has not incurred any material operating revenue or expenses from the TCL Group of companies, for the years ended December 31, 2004, 2005 and 2006.
(a)	Investments, at cost/available for sale investment securities
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

10.	Investments — continued
(a)	Investments, at cost/available for sale investment securities — continued
(i)	TCL Corporation — continued

As these promoter’s shares have a restriction on their sale prior to April 2005, the Company, based on a comparable companies analysis and taking into account of a liquidity discount, determined the fair value of these shares as of December 31, 2004 and 2005 and recognized an unrealized gain of $6,549 and $947, respectively, based on the Company’s cost of $11,968 and an estimated fair value of $20,700 and $13,330.

In April 2006, pursuant to the Split Share Structure Reform (“SSR”) of TCL Corporation, the Company’s interest in TCL Corporation has been changed from 95,516,112 promoter shares to 80,600,173 A-shares diluting its interest from 3.69% to 3.12%. As a result of the reduction in the number of shares in TCL Corporation, the Company recorded a loss of $1.3 million ($1.9 million before sharing with minority interests). The A-shares will be tradable on the Shenzhen Stock Exchange after the expiration of 12 months from April 20, 2006, which was the first trading day after the SSR was formally implemented. As at December 31, 2006, investment in TCL corporation was valued at market price with an estimated fair value of $24,360.

(ii)	Huizhou TCL

The Company had a 9% direct interest in Huizhou TCL Mobile Communication Co., Ltd. (“Huizhou TCL”). In August 2004, as part of the preparation for TCL Communication Technology Holdings Limited (“TCL Communication”)’s public offering on SEHK, the shares in Huizhou TCL were exchanged for the shares in TCL Communication. In September 2004, TCL Communication’s public offering was completed. At December 31, 2004, the Company’s investment in TCL Communication is stated at fair value based on the traded market price of TCL Communication’s shares and recognized an impairment loss of $58,316 based on the Company’s cost of $79,522 and a fair value of $21,206. At June 30, 2005, the Company further recognized an impairment loss of $6,525 based on the fair value of $14,681. In the fourth quarter of 2005, the Company disposed of its entire stake in TCL Communication and recorded a loss of $3,686.
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

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2005 and 2006, these facilities totaled $117,345 and $36,161, of which $110,246 and $31,645 were unused at December 31, 2005 and 2006, respectively. The maturity of these facilities is generally up to 120 days. Interest rates are generally based on the banks’ usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review. The banking facilities are secured by guarantees given by Nam Tai and certain subsidiaries.

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

At December 31,	2005	2006
Outstanding letters of credit	$11	$—
Trust receipts	4,813	4,514
Usance bills pending maturity	—	2
Short term bank loans	2,275	—

Total banking facilities utilized	7,099	4,516
Less: Outstanding letters of credit	(11)	—

Notes payable and short term bank loans	$7,088	$4,516

A subsidiary of the Company has an unsecured four-year term loan with borrowings in May 2002 totaling $4,500 at a rate of 1.5% p.a. over three months London Interbank Offered Rate (“LIBOR”), repayable in 16 quarterly instalments of approximately $281 beginning August 31, 2002. The interest rate was reduced to 0.75% p.a. over three months LIBOR in 2005. During the year 2004, it has obtained another unsecured four-year term loan totaling $7,000 at a rate of 0.75% p.a. over three months LIBOR, repayable in 16 quarterly instalments of $438 beginning in July 2004. At December 31, 2006, the loans had outstanding balances of $2,850. There are no restrictive financial covenants associated with these term loans.

The long term bank loans at December 31, 2006 are repayable as follows for the years ending December 31

- 2007	$1,750
- 2008	1,100

$2,850

12.	Shareholders’ Equity
(a)	The Company has only one class of common shares authorized, issued and outstanding.

(b)	Stock Options

In May 2001 (and amended in July 2004), the Board of Directors approved a stock option plan which would grant 15,000 options to each non-employee director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan based on past performance and/or expected contributions to the Company. The maximum number of shares to be issued pursuant to the exercise of options granted was 3,300,000 shares. The options granted under this plan vest immediately and generally have a term of two to three years, subject to the discretion of the Board of Directors, but cannot exceed ten years.

In February 2006, the Board of Directors approved another stock option plan, and subsequently approved by the shareholders at the 2006 annual general meeting of shareholders, with the same term and conditions. However, the maximum number of shares to be issued pursuant to exercise of options granted was 2,000,000 shares.

12.	Shareholders’ Equity — continued
(b)	Stock Options — continued

A summary of stock option activity during the three years ended December 31, 2006 is as follows:

	Number of	Weighted average
	options	option price per share

Outstanding at January 1, 2004	108,550	$12.35
Granted	645,000	$6.94
Exercised	(16,500)	$4.39

Outstanding at December 31, 2004	737,050	$6.83
Granted	1,105,000	$6.79
Exercised	(841,050)	$6.74

Outstanding at December 31, 2005	1,001,000	$6.86
Granted	90,000	$6.64
Exercised	(281,000)	$7.01
Expired	(30,000)	$6.94

Outstanding at December 31, 2006	780,000	$6.78

Details of the options granted by the Company in 2004, 2005 and 2006 are as follows:

Number of	Exercise
options granted	price	Exercisable period

In 2004

645,000	$19.40	July 30, 2004 to July 30, 2006

In 2005

1,000,000	$20.84	February 4, 2005 to February 4, 2007
105,000	$21.62	June 6, 2005 to June 6, 2008

In 2006

90,000	$22.25	June 9, 2006 to June 8, 2009
The following summarizes information about stock options outstanding at December 31, 2006. All stock options are exercisable as of December 31, 2006.

		Weighted average
	Number	remaining contractual
Exercise prices	of options	life in months
$20.84	600,000	1.1
$21.62	90,000	17.2
$22.25	90,000	29.3

	780,000	6.2

The weighted average remaining contractual life of the stock options outstanding at December 31, 2004, 2005 and 2006 was approximately 18, 13 and 6 months, respectively. The weighted average fair value of options granted during 2004, 2005 and 2006 was $6.94, $6.79 and $6.64, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2004	2005	2006
Risk-free interest rate	2.75%	3.56% to 3.59%	4.96%
Expected life	2 years	2 to 3 years	3 years
Expected volatility	68.62%	62.62% to 71.14%	57.71%
Expected dividend per quarter	$0.12	$0.33	$0.38

12.	Shareholders’ Equity — continued
(c)	Share Buy — back

No shares were repurchased during the years ended December 31, 2004, 2005 and 2006.

(d)	Share Redemptions

On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and canceled 415,500 shares of the Company registered in the name of Tele-Art Inc. (“Tele-Art”) at a price of $3.73 per share for $1,549 (see note 18(b)).

On August 12, 2002, pursuant to its Articles of Association, the Company redeemed and cancelled an additional 509,181 shares of the Company beneficially owned by Tele-Art at a price of $6.14 per share for $3,125 (see note 18(b)).

No shares have been redeemed since August 12, 2002.

On November 20, 2006, judgment was rendered by the Lords of the Judicial Committee of the Privy Council of the United Kingdom (the “Privy Council”), declaring that the redemptions by the Company of its common shares beneficially owned by Tele-Art on January 22, 1999 and August 12, 2002 were nullities and that the register of members of the Company (i.e. the Company’s shareholders’ register) should be rectified to reinstate the redeemed shares together with any other shares which have since accrued by way of exchange or dividend.

(e)	Reinstatement of redeemed shares

Following the November 20, 2006 judgment, the Company received the order from the Privy Council on January 9, 2007 to rectify the share register of Nam Tai by registering such 1,017,149 (after adjustment of the 1 for 10 stock dividend on November 7, 2003) shares (the “Redeemed Shares”) in the name of Bank of China (Hong Kong) Limited (“Bank of China”). Since the court judgment was determined in 2006, the Company accounted for the obligation to reinstate the Redeemed Shares at their fair value (i.e. market closing price) on November 20, 2006, the date of the judgment. (see note 18(b)).
13.	Earnings Per Share

The calculations of basic earnings per share and diluted earnings per share are computed as follows:

		Weighted
		average number	Per share
Year ended December 31, 2004	Income	of shares *	amount
Basic earnings per share	$66,885	42,496,122	$1.57

Effect of dilutive securities — Stock options	—	52,123	—

Diluted earnings per share	$66,885	42,548,245	$1.57

Not all options and warrants to purchase shares of common stock were included in the computation of 2004 diluted earnings per share as the exercise prices of certain options were higher than the average market price of the common stock.

*	Adjusted for 3 for 1 stock split and 1 for 10 stock dividend.

13.	Earnings Per Share — continued

		Weighted
		average number	Per share
Year ended December 31, 2005	Income	of shares	amount
Basic earnings per share	$51,306	42,944,682	$1.19

Effect of dilutive securities — Stock options	—	223,859	—

Diluted earnings per share	$51,306	43,168,541	$1.19

All options and warrants to purchase shares of common stock were included in the computation of 2005 diluted earnings per share as the exercise prices were less than the average market price of the common stock.

		Weighted
		average number	Per share
Year ended December 31, 2006	Income	of shares	amount
Basic earnings per share	$40,756	43,702,135	$0.93

Effect of dilutive securities — Stock options	—	39,364	—

Effect of reinstatement of redeemed shares	—	116,088	—

Diluted earnings per share	$40,756	43,857,587	$0.93

Not all options to purchase shares of common stock were included in the computation of 2006 diluted earnings per share as the exercise prices of certain options were higher than the average market price of the common stock.

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

According to the applicable laws and regulations in the PRC, prior to July 2006, the Company was required to contribute 8% to 9% of the stipulated salary set by the local government of Shenzhen, the PRC, to the retirement benefit schemes to fund the retirement benefits of their employees. With effect from July 2006, the applicable percentages were adjusted to 10% to 11%. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in Macao, Hong Kong and PRC amounted to $1,190, $1,510 and $1,534 for the years ended December 31, 2004, 2005 and 2006, respectively.

15.	Income Taxes

The components of income before income taxes and minority interest are as follows:

Year ended December 31,	2004	2005	2006
PRC, excluding Hong Kong and Macao	$37,546	$36,138	$23,372
Hong Kong, Macao and other jurisdictions	43,034	23,997	23,914

	$80,580	$60,135	$47,286

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Cayman Islands law, ZPTL, NTEEP and JIC Technology are not subject to profit tax in the Cayman Islands as they have no business operations in the Cayman Islands. However, they may be subject to Hong Kong income taxes as described below if they are registered in Hong Kong.

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

The basic corporate tax rate for Foreign Investment Enterprises (“FIEs”) in the PRC, such as Namtai Electronic (Shenzhen) Co., Ltd. (“NTSZ”), Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron”), Shenzhen Namtek Co., Ltd (“Shenzhen Namtek”) and Jetup (collectively the “Shenzhen PRC subsidiaries”) is currently 33% (30% state tax and 3% local tax). However, because all the above PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen are not currently assessing any local tax. In 2006, two new FIEs, namely Zastron Precision-Tech (Wuxi) Co. Ltd. and Zastron Precision-Flex (Wuxi) Co. Ltd., were established. They are located in Wuxi, Jiangsu Province, the PRC and will involve in production operations in year 2008 or after. They are also qualified for tax incentive as the subsidiaries in Shenzhen.

Since the Shenzhen PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTSZ, Zastron and Shenzhen Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday and tax incentive is available, there is an overall minimum tax rate of 10%. The following details the tax concessions received for the Company’s Shenzhen PRC subsidiaries:
•	In 2004, NTSZ received a tax refund of $821 from reinvestment of profits for 2004 and a refund of $399 for being an export-oriented enterprise in 2003. In 2005, NTSZ received a tax refund of $1,815 from reinvestment of profit for 2003. Besides, NTSZ further paid $738 and subsequently received a tax refund of $1,726 from reinvestment of profit for year 2004 and a refund of $971 for being an export-oriented enterprise. In 2006, NTSZ paid $1,566 and received a tax refund of $746 for being an export-oriented enterprises for the year 2005.

•	On May 13, 2005, Zastron received the recognition of “High and New Technology Enterprise” and was entitled to enjoy a reduced corporate tax rate of 7.5% for three years commencing 2005. In 2004, Zastron also received a refund of $243 from reinvestment of profits for 1999 to 2003 and a refund of $793 for being an export-oriented enterprise in 2003. In 2005, Zastron received a refund of $1,398 from reinvestment of profit for year 2000 to 2003. Besides, Zastron further paid $170 and subsequently received a tax refund of $874 from reinvestment of profit for year 2004. In year 2006, Zastron has applied and is waiting for tax refund for year 2005.

•	In 2004, 2005 and 2006, Shenzhen Namtek is entitled to a 5% tax refund for being an export-oriented enterprise in 2005.

15.	Income Taxes — continued
•	The Shenzhen local tax authority has granted Jetup the status of “High and New Technology Enterprise” and allowed it to enjoy a lower income tax rate of 7.5% for 3 years from 2002 to 2004. During 2005, Jetup received a refund of $233 and $346 from reinvestment of profit for 2003 and 2004, respectively. In 2006, Jetup received a tax refund of $211 for being an export-oriented enterprises for the year 2005.
A FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. The NTSZ, Zastron and Jetup qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years by their respective holding companies. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2005 and 2006, taxes recoverable under such arrangements were $2,624 and $4,104, respectively, which are included in income taxes recoverable and expected to be received during 2006 and 2007, respectively.

In accordance with its normal practice, the Hong Kong tax authorities selected the Company and one of its wholly owned subsidiaries for a tax audit. In March 2003, in relation to fiscal year 1996, the Hong Kong tax authorities have made certain estimated assessments for public revenue protection purposes to prevent the assessments, if any, from becoming time barred. The Hong Kong tax authorities have not provided concrete grounds for the assessments. The Company and the subsidiary concerned have objected to these estimated assessments. The outcome of the objection is uncertain at this stage as the Hong Kong tax authorities are still reviewing the Company’s and its subsidiary’s Hong Kong tax position. At the time, it is not possible to estimate the outcome of the tax audit, the amount that may have to be paid, if any, or the impact that the results of the 1996 tax audit will have to subsequent tax years. However, management is of the view that there will be no material tax adjustment as a result of the tax audit. In March 2004, this wholly owned subsidiary received a tax demand note from the Hong Kong tax authorities for additional tax assessment of US$567 for the fiscal year 1997 and such tax payable can be held over on condition that a tax reserve certificate is purchased. The subsidiary requested for an unconditional hold-over of such assessment without purchasing tax reserve certificate but was denied by the Hong Kong tax authorities. In June 2004, this subsidiary applied to the High Court of Hong Kong for a judicial review in relation to the purchase of the tax reserve certificate. The judgment was delivered on December 7, 2005 dismissing the Company’s application. The Company had filed an appeal on January 10, 2006 but the Court of Appeal disallowed the appeal on July 25, 2006. The Company then pursued the matter further before the Court of Final Appeal but the Court of Appeal adjourned the application. The adjourned hearing has now been fixed to be heard on May 23, 2007. Management is of the view that they will obtain favorable judgment and hence, no material tax adjustment is expected.

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2004	2005	2006
Current tax	$(957)	$(651)	$(377)
Deferred tax	78	—	—

	$(879)	$(651)	$(377)

The Company’s deferred tax assets and liabilities as of December 31, 2005 and 2006 are attributable to the following:

December 31,	2005	2006
Net operating losses	$8,914	$9,410
Valuation allowance	(8,914)	(9,410)

	$—	$—

The realization of the recorded deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. As the management does not believe that it is more likely than not that all of the deferred tax asset will be realized, a full valuation allowance has been established at December 31, 2005 and 2006.

15.	Income Taxes — continued

For the years ended December 31, 2004, 2005 and 2006, the Company had net operating losses of $5,863, $3,051 and $496, respectively, which may be carried forward indefinitely.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Year ended December 31,	2004	2005	2006
Income before income taxes and minority interests	$80,580	$60,135	$47,286
PRC tax rate	15%	15%	15%
Income tax expense at PRC tax rate on income before income tax	$(12,087)	$(9,020)	$(7,093)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	205	196	(149)
Effect of income for which no income tax expense is payable, net	7,660	4,813	2,709
Tax holidays and tax incentives	2,220	2,103	1,381
Effect of PRC tax concessions, giving rise to no PRC tax liability	2,774	2,667	1,794
Valuation allowance	(1,026)	(534)	(87)
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Gain on disposal of land in Hong Kong	—	82	—
Gain on disposal of asset held for sale	—	—	1,620
Exempted interest income	24	17	52
Non-deductible legal and professional fees	(282)	(317)	(75)
Non-deductible and non-taxable other items	17	(744)	(470)
Underprovision of income tax expense in prior years	(268)	(41)	(67)
Other	(116)	127	8

	$(879)	$(651)	$(377)

No income tax arose in the United States of America in any of the periods presented.

Tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $4,994, $4,770 and $3,175 in the years ended December 31, 2004, 2005 and 2006, respectively (representing a decrease in the basic earnings and diluted earnings per share of $0.12, $0.11 and $0.07 in the years ended December 31, 2004, 2005 and 2006, respectively).

16.	Related Party Balance and Transactions

For the years ended December 31, 2004 and 2005, the Company recognized net sales of $34,181 and $6,195 and purchased raw materials of $12,398 and $5,766 from JCT and its related companies, respectively. There were no sales to or purchases from JCT and its related companies in the year ended December 31, 2006.

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

The trade receivable balances largely represent amounts due from the Company’s principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. Allowance for doubtful debts was $494 and $152 as of December 31, 2005 and 2006, respectively. There were no other movements in the allowance for doubtful accounts.

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

The Company leases premises under various operating leases, certain of which contain contingent escalation clauses whereby the percentage increase is subject to periodic review and agreement between the Company and the lessor. Rental expense under operating leases was $975, $1,546 and $1,855 in the years ended December 2004, 2005 and 2006, respectively.

At December 31, 2006, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

Year ending December 31,
- 2007	$1,665
- 2008	1,522
- 2009	1,288
- 2010	1,331
- 2011	1,415
- 2012 and thereafter	589

$7,810

(b)	Significant legal proceedings

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

18.	Commitments and Contingencies — continued
(b)	Significant legal proceedings — continued

Tele-Art — continued

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

Both applications were heard by the High Court on May 12, 2004. At the hearing, the court allowed David Hague to file his points of defense on May 12, 2004. The Company filed an application for leave to appeal against this ruling on May 24, 2004. The High Court dismissed David Hague’s strike out application on December 14, 2004 and David Hague applied for leave to appeal against the order dismissing his application on December 28, 2004. The Company’s appeal and David Hague’s appeal were heard by the Court of Appeal from September 19 to 21, 2005 and the court delivered its judgment on January 16, 2006. In this judgment, the Court of Appeal reversed the High Court’ s ruling on David Hague’s application and struck out the Company’s points of claim on the inquiry into damages on the ground that the Company had no realistic process of succeeding on same. The court also ordered costs against the Company to be assessed on a prescribed costs basis. The court further expressed the view that, in light of its dismissal of the Company’s points of claim, it was not necessary to rule on the Company’s appeal against the dismissal of its application for judgment in default since the point was now academic with the dismissal of the Company’s points of claim.

The Company filed an application for leave to appeal the decision of the Court of Appeal to the Privy Council, the final appellate court in the BVI, on February 3, 2006. The application for leave to appeal was heard by the Court of Appeal on May 8, 2006. The Court delivered its judgment on May 9, 2006 dismissing Nam Tai’s application for leave on the ground that the matter was not one of great public importance and therefore did not merit the consideration of the Privy Council. Nam Tai was ordered to pay Mr. Hague’s costs of the application, such costs were to be assessed in default of an agreement.

Nam Tai being dissatisfied with the judgment of the Court of Appeal denying them leave to apply appeal directly to the Privy Council on November 3, 2006 for special leave to appeal to the Privy Council. This application has been set down for hearing in the Privy Council in London on March 29, 2007.

18.	Commitments and Contingencies – continued
(b)	Significant legal proceedings — continued

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
The Priority Summons was heard by the High Court on July 29 and 30, 2002 and the High Court delivered its judgment on January 21, 2003 declaring that the redemption and set-off of dividends on the 415,500 shares * should be set aside and that all Tele-Art’s property withheld by the Company be delivered to Tele-Art in liquidation. On February 4, 2003, the Company filed an application for a stay of execution and leave to appeal the decision. The appeal was heard on January 12, 2004 and judgment was delivered on April 26, 2004. The Court of Appeal held that the redemption by the Company of 415,500 * of the Company’s shares was proper and efficacious. However, the Company was ordered to return the redemption proceeds and dividends payable on the redeemed shares to the liquidator. David Hague obtained leave to appeal to the Privy Council on September 21, 2004 the Court of Appeal finding that the redemption by the Company was efficacious.

The Bank of China, which had been involved in the proceedings in the High Court and Court of Appeal with respect to the Priority Summons, applied on December 12, 2005 for special leave to intervene and to be joined as a respondent to the Privy Council appeal of David Hague, firstly so as to be in a position to support David Hague’s appeal and secondly, to appeal against that part of the Court of Appeal order that declared that the redemption price for the sale of the Company’s shares owned by Tele-Art and redeemed by Nam Tai and all withheld dividends to be paid to the liquidator of Tele-Art rather than the Bank of China despite a finding by the BVI court that the Bank of China was a secured creditor of Tele-Art. The Bank of China’s application for special leave was heard by the Privy Council on February 6, 2006 which granted the Bank of China special leave to intervene on the ground that the matter raised important points of law.

The Privy Council heard David Hague’s Appeal on October 9, 2006 and judgment was delivered on November 20, 2006 (the “Judgment”). In the Judgment, the Privy Council allowed Mr. Hague’s appeal and declared that Nam Tai’s redemptions of Tele-Art’s Nam Tai shares of January 22, 1999 and August 12, 2002 were nullities and ordered the Company to rectify its register of members, i.e. shareholders registry, to reinstate the shares it had redeemed, together with any other shares which have accrued by way of exchange or dividend since the redemptions. It also declared in the Judgment that the Bank of China be registered as owner of the reinstated shares. In addition, the Company was ordered to pay the costs incurred by Mr. Hague and the Bank of China in the appeal to the Privy Council. Under the terms of the Judgment, the Bank of China is entitled to have Tele-Art’s debt to Bank of China and its associated expenses in relation to the Privy Council proceedings paid from proceeds of the sale of the Company’s reinstated shares.

The Privy Council is the final appellate court under the British Virgin Islands judicial system and as such, there is no further legal recourse by way of appeal or otherwise. The Company is therefore obligated to comply with the terms of the Judgment.

On January 8, 2007, the Bank of China wrote to the Company demanding that it comply with the Privy Council Order by (a) rectifying its share register to reflect the fact that the Bank of China is the owner of 1,017,149 shares; (b) issuing to the Bank of China a share certificate for the shares effective as of the dates they were redeemed and the dates of issue for shares attributable to the redeemed shares as a consequence of Nam Tai’s three-for-one stock split of June 30, 2003 and one-for-ten stock dividend of November 7, 2003; and (c) sending the share certificates to the Bank of China’s address stated in the Order. The Bank of China also demanded payment of dividends on the redeemed shares which the Bank of China calculated at $5,595, such demand being on the basis that as Bank of China as the registered owner of the shares was entitled to the payment of these dividends.

The Company responded on January 23, 2007 confirming that it intended to take all necessary steps to comply with the Judgment and to this end, was in the process of finalizing advice from its U.S. Securities lawyers on the proper method of reinstating the shares to the Bank of China. Nam Tai however disputed the Bank of China’s claim for payment of the dividends on the ground that this was contrary to what the Bank of China had argued in the Privy Council and in any event was not part of the Judgment.

The Company has not paid dividends on the redeemed shares since 1997 and at March 1, 2007, the amount that would have accrued on the Redeemed Shares had such shares not been redeemed totaled approximately $5,595. Although the Privy Council did not address the issue of entitlement to post redemption dividends in the Judgment, following the Judgment, the Bank of China has made claim to such dividends, a claim that the Company has denied. Litigation may ensue over the Bank of China’s or the liquidator of Tele-Art’s right to the dividends. The Company believes it has meritorious defenses and intends to continue to defend the actions vigorously.

The Bank of China responded on January 30, 2007 demanding confirmation of the rectification of the share register within 14 days and receipt by the Bank of China of the share certificates for the shares. The Bank of China asserted the payment of dividends on the shares to be reinstated was a direct consequence of the Privy Council Order and that Nam Tai was obligated to pay to the Bank of China.

The Company’s common shares are listed on the New York Stock Exchange (“NYSE”) and accordingly has applied to the NYSE to list on the NYSE the 1,017,149 shares to be reinstated and delivered to the Bank of China in accordance with the Judgment. The Company recently received notice from the NYSE that the Company’s listing application for such shares had been approved for listing subject to official notice of reinstatement. Nam Tai is in the process of preparing instructions to its transfer agent to reinstate these shares and to register them in the name of the Bank of China.

The amount of Tele-Art’s obligations to the Bank of China that are subject to the Bank of China’s security interest in the shares to be reinstated has not yet been established; however, the liquidator of Tele-Art has estimated that as of December 31, 2006 it was approximately $3,345 on that date. Additionally, the Bank of China is entitled under its share charge to recover its reasonable costs and expenses incurred in recovering on Tele-Art’s debt and interest continues to accrue. The Company may contest any or all of the amounts claimed by the Bank of China as underlying the share charge and may assert claims against the Bank of China concerning the Bank of China’s conduct in and outside of the liquidation proceedings.

On August 25, 2005, the liquidator filed his summons in the High Court for the approval of his fourth liquidator report. The report sought the court’s approval of his recommendation of the amount of debt owed by Tele-Art to the Company of approximately $38,900, two other unsecured creditors of approximately $221 and the fee to David Hague of approximately $382. The report also sought the court’s approval of the Company’s proposal on the distribution of the redemption proceeds among the unsecured creditors and direction of court on whether Bank of China was eligible to claim any amounts against Tele-Art and, if eligible, the quantum of such debt. This liquidator’s summons was due to be heard on February 20, 2006 but had been adjourned to a date to be fixed by the Registrar of the High Court. It is expected that in light of the Judgment of November 20, 2006, the liquidator may seek to have the issues raised in its summons adjudicated by the BVI court, but up to March 16, 2007, the Company have not received any information to that effect or otherwise and the status of this proceeding remained unchanged.

On April 11, 2005, Bank of China also filed a summons to the BVI Court seeking orders to force Nam Tai to pay the redemption price and dividends ordered by the Court of Appeal on the appeal of the Priority Summons to Bank of China. Nam Tai filed an affidavit of evidence in response on July 19, 2005. A determination by the court of this proceeding has now been rendered moot by the Judgment and although we expect that the Bank of China will now withdraw or abandon its prosecution. As of March 16, 2007, the Company has not received any information to that effect or otherwise.

As of December 31, 2002, due to the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment and in accordance with SFAS No. 5, “Accounting for Contingencies”, the Company recorded a provision for $5,192 as a component of accrued expenses as of December 31, 2002, pending a final determination of this matter by the courts, represented the then best estimate of the net monetary expense the Company would have if its appeal to the judgment in relation to the Priority Summons on January 21, 2003 was unsuccessful and its two judgment debts in the total amount of $38,000 (including interest, costs, and related expenses) was determined as having the lowest priorities in recovering from the estate of Tele-Art. According to the information provided by the liquidator on November 7, 2003, apart

18.	Commitments and Contingencies – continued
(b)	Significant legal proceedings — continued

Tele-Art — continued

from the Company, a total of 3 other creditors of Tele-Art, including the Bank of China, submitted their proof of debt to the liquidator for a total claim of approximately $3,390. Together with the outstanding legal charge as at December 31, 2003, the total potential obligation to the Company was estimated to be approximately $3,890, and accordingly, the 2002 provision for $5,192 had been reduced to $3,890 in the fourth quarter of 2003.

The losses the Company incurred of $14,465 at and through the Company’s year ended December 31, 2006 arising from the Judgment ordering reinstatement of the redeemed shares were determined by taking into account the fair value (i.e. market closing price) of the Company’s shares on November 20, 2006 (the date of the Judgment); the estimated costs and expenses of the Bank of China and David Hague that the Company expects will be claimed in connection with the Privy Council litigation proceedings; and a reversal of the $3,890 provision previously made by the Company in 2003 with respect to these proceedings. The Company may incur additional losses in the future as a result of its reinstatement of the redeemed shares to the extent that the costs and expenses of the Bank of China and David Hague increase beyond the aggregate losses the Company has estimated at December 31, 2006 for the purposes of determining the $14,465 losses.

Based on the proceedings with respect to the liquidation of Tele-Art, any proceeds from sales of the shares by the Bank of China after the deduction of its valid claims and other costs and expenses of the liquidation of Tele-Art, together with any of the Redeemed Shares remaining after the Bank of China’s sales of that collateral, are to be shared among the Company and two other unsecured creditors on a pro-rata basis up to the amount of their valid claims against Tele-Art. Once the debt of Bank of China has been satisfied, the Company believes that it and the other unsecured creditors of Tele-Art would be entitled to payment of their debt from the balance of the proceeds from the sale of the redeemed shares. The Company has been advised that of the unsecured claims against Tele-Art in the liquidation, approximately 95% consist of the Company’s judgment against Tele-Art that the High Court of Justice in the BVI awarded to the Company in the amount of $34,000, plus interest, that resulted from damages the Company suffered from a 1993 injunction obtained by Tele-Art. The remainder of the unsecured claims against Tele-Art in the liquidation consist of the Company’s claims for other amounts owed to it by Tele-Art, which aggregate to approximately 4% of the total unsecured claims in the liquidation, with the remainder of the aggregate unsecured claims consisting of those of the two other unsecured creditors.

The amount actually recoverable, if any, by the Company on its judgments against Tele-Art and other claims will depend on the price realized by the liquidator when the Company’s shares are sold to satisfy creditors’ claims against Tele-Art and thus is dependent on the market price at the time of sale as well as the actual amounts of the claims of the Bank of China and the other creditors against Tele-Art and ultimate expenses of the liquidator. Because of uncertainties relating to the timing of Bank of China’s actions with respect to the disposition of the Redeemed Shares delivered to it pursuant to the Judgment, including the timing of any sales and the amount of proceeds to be realized, the actual amount of Bank of China’s claims, including interest, costs and expenses, whether Bank of China actually remits any excess proceeds or shares to the liquidator for the benefit of Tele-Art’s unsecured creditors, the uncertain effect of any claims that the Company may assert against the Bank of China, the possibility that the Company will be forced to seek further recourse from the courts in an effort to protect its position and the timing, and cost and uncertain success of such recourse, the Company has determined not to record any value to a potential recovery on its unsecured claims against Tele-Art’s estate in liquidation in its consolidated financial statements until the prospects of recovery, if any, becomes reasonably certain to the Company. The Company may incur substantial additional costs in pursuing our recovery, and neither the amount of our judgments against Tele-Art, nor such costs may be recoverable.

The Company plans to continue to pursue vigorously all legal alternatives available to seek to recover the maximum amount of the outstanding debt from Tele-Art as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art.

18.	Commitments and Contingencies — continued
(b)	Significant legal proceedings — continued

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

Both Nam Tai and the David Hague’s application for leave to Appeal were heard by the Court of Appeal on May 9, 2006. The Court granted David Hague’s application for leave to appeal but dismissed Nam Tai’s application with costs on the ground that the matter was not one of great public importance but merely concerned the private matter of a party to litigation being aggrieved by the costs awarded to it by the Court. Nam Tai being dissatisfied with this decision applied for special leave to appeal direct to the Privy Council on November 4, 2006. This application has been listed for hearing in London before the Privy Council on March 29, 2007. No date has however been fixed for the hearing of the David Hague’s substantive appeal but it is expected that same will come on for hearing sometime in the middle of the year.

The Company has also instituted proceedings in the BVI against UBS Painewebber, or UBS, on June 20, 2005, for breach of trust with respect to UBS’s role as brokers in carrying out the terms of the September 1997 BVI court order for the sale of Tele-Art’s Nam Tai shares in sufficient quantities to pay the debts of the Bank of China and Nam Tai. UBS subsequently filed an application challenging the jurisdiction of the Court. On July 25, 2006 however, the Court upon the application of PaineWebber made an Order staying the BVI court proceedings pending the outcome of the New York Court proceedings which in effect dealt with almost identical matters as the BVI proceedings. This stay remains in place and awaits the outcome of the New York matter which we understand continues to proceed to trial.

(* Subsequent to November 7, 2003, the number of shares has been adjusted to 457,050 to reflect the 1 for 10 stock dividend effective on that date.)

(** Subsequent to November 7, 2003, the number of shares has been adjusted to 560,099 to reflect the 1 for 10 stock dividend effective on that date.)

Shareholders’ Actions

The Company and certain of its directors are defendants in consolidated [class] actions entitled Rocco vs. Nam Tai Electronics et al., Lead Case No. 03-cv-01148-JES, originally commenced on February 20, 2003 and pending in the United States District Court in the Southern District of New York. The named plaintiffs purport to represent a putative class of persons who purchased our common shares from July 29, 2002 through February 18, 2003. The plaintiffs have asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to the Company’s LCDP segment. The Company has filed an answer to the amended and consolidated complaint and oral argument on the plaintiffs’ most recent motion for class certification was held on February 1, 2007. The Court reserved judgment on the motion at the conclusion of the oral argument and had not rendered a ruling as the close of business on March 16, 2007. The Company believes it has meritorious defenses and intends to continue to defend the actions vigorously.

19.	Segment Information

The Company operates in three segments: CECP, TCA and LCDP. These segments are operated and managed as strategic business units. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.

The following table provides operating financial information for the three reportable segments.

	CECP	TCA	LCDP	Corporate	Total
Year ended December 31, 2004
Net sales — third parties	$168,456	$282,514	$48,710	$—	$499,680
Net sales — related parties	—	34,181	—	—	34,181

Total net sales	168,456	316,695	48,710	—	533,861
Cost of sales	(131,163)	(286,206)	(40,016)	—	(457,385)

Gross profit	37,293	30,489	8,694	—	76,476
Selling, general and administrative expenses	(10,268)	(6,940)	(5,212)	(5,633)	(28,053)
Research and development expenses	(2,348)	(1,748)	(949)	—	(5,045)
Other income (expenses), net	777	(72)	39	(1,756)	(1,012)
Dividend income received from marketable securities and investment	926	—	—	17,369	18,295
Gain on partial disposal of subsidiaries	—	—	—	77,320	77,320
Impairment loss on marketable securities	—	—	—	(58,316)	(58,316)
Interest income	164	105	18	823	1,110
Interest expense	(1)	(23)	(171)	—	(195)

Income before income taxes and minority interests	26,543	21,811	2,419	29,807	80,580
Income taxes	(689)	(180)	(67)	57	(879)

Income before minority interests and equity in loss of an affiliated company	25,854	21,631	2,352	29,864	79,701
Minority interests	(5,351)	—	(254)	(405)	(6,010)
Equity in loss of an affiliated company	—	—	—	(6,806)	(6,806)

Net income	$20,503	$21,631	$2,098	$22,653	$66,885

Year ended December 31, 2005

Net sales — third parties	$169,056	$563,874	$58,112	$—	$791,042
Net sales — related parties	—	6,195	—	—	6,195

Total net sales	169,056	570,069	58,112	—	797,237
Cost of sales	(134,002)	(523,869)	(46,443)	—	(704,314)

Gross profit	35,054	46,200	11,669	—	92,923
Selling, general and administrative expenses	(11,166)	(10,364)	(6,224)	(5,303)	(33,057)
Research and development expenses	(3,500)	(2,546)	(1,164)	—	(7,210)
Other income (expenses), net	2,508	1,276	740	(4,649)	(125)
Dividend income received from marketable securities	579	—	—	—	579
Gain on partial disposal of subsidiaries	—	—	—	10,095	10,095
Gain on disposal of an affiliated company	—	—	—	3,631	3,631
Loss on disposal of marketable securities	—	—	—	(3,686)	(3,686)
Impairment loss on marketable securities	—	—	—	(6,525)	(6,525)
Interest income	514	728	47	2,659	3,948
Interest expense	—	—	(438)	—	(438)

Income (loss) before income taxes and minority interests	23,989	35,294	4,630	(3,778)	60,135
Income taxes	(498)	(78)	(75)	—	(651)

Income (loss) before minority interests and equity in loss of an affiliated company	23,491	35,216	4,555	(3,778)	59,484
Minority interests	(6,661)	—	(1,331)	—	(7,992)
Equity in loss of an affiliated company	—	—	—	(186)	(186)

Net income (loss)	$16,830	$35,216	$3,224	$(3,964)	$51,306

19.	Segment Information — continued

Year ended December 31, 2006	CECP	TCA	LCDP	Corporate	Total
Net sales — third parties	$178,320	$627,199	$64,655	$—	$870,174
Cost of sales	148,013	582,052	53,888	—	783,953

Gross profit	30,307	45,147	10,767	—	86,221
Gain on disposal of asset held for sale	—	—	—	9,258	9,258
Selling, general and administrative expenses	(10,026)	(11,960)	(5,167)	(3,515)	(30,668)
Research and development expenses	(3,285)	(3,064)	(1,517)	—	(7,866)
Losses arising from the judgment to reinstate redeemed shares	—	—	—	(14,465)	(14,465)
Loss on marketable securities arising from split share structure reform	(1,869)	—	—	—	(1,869)
Other income (expenses), net	954	577	—	(2,796)	(1,265)
Interest income	1,638	809	84	6,011	8,542
Interest expense	—	—	(602)	—	(602)

Income (loss) before income taxes and minority interests	17,719	31,509	3,565	(5,507)	47,286
Income taxes	(214)	(85)	(78)	—	(377)

Income (loss) before minority interests and equity in loss of an affiliated company	17,505	31,424	3,487	(5,507)	46,909
Minority interests	(5,251)	—	(904)	2	(6,153)
Equity in (loss) profit of an affiliated company	—	—	(8)	8	—

Net income (loss)	$12,254	$31,424	$2,575	$(5,497)	$40,756

Year ended December 31, 2004	CECP	TCA	LCDP	Corporate	Total
Depreciation and amortization	$4,527	$6,030	$2,454	$1,005	$14,016
Capital expenditures	$21,605	$14,628	$2,227	$151	$38,611
Identifiable assets	$138,691	$127,261	$51,336	$143,185	$460,473

Year ended December 31, 2005	CECP	TCA	LCDP	Corporate	Total
Depreciation and amortization	$5,132	$7,140	$3,508	$1,044	$16,824
Capital expenditures	$13,498	$8,402	$10,222	$44	$32,166
Identifiable assets	$148,173	$170,624	$57,736	$143,478	$520,011

Year ended December 31, 2006	CECP	TCA	LCDP	Corporate	Total
Depreciation and amortization	$6,484	$8,488	$4,052	$—	$19,024
Capital expenditures	$1,991	$19,864	$1,937	$—	$23,792
Identifiable assets	$181,634	$170,129	$58,172	$119,300	$529,235
There were no material inter-segment sales for the years ended December 31, 2004, 2005 and 2006. Sales in relation to software development services of Namtek Software was included in the product segment of CECP after internal restructuring in 2005 and the comparative figures have been restated. The Company charges 100% of its corporate level related expenses to its reportable segments.

19.	Segment Information — continued

A summary sets forth the percentage of net sales of each of the Company’s product lines of each segment for the years ended December 31, 2004, 2005 and 2006, is as follows:

Year ended December 31,	2004	2005	2006
Product line

CECP:
- Assembling
- Consumer electronics and communication products	31%	20%	20%
- Software development services	1%	1%	1%

	32%	21%	21%

TCA	59%	72%	72%

LCDP:
- Parts and components
- LCD products	9%	7%	7%

	100%	100%	100%

A summary of net sales, net income and long-lived assets by geographic areas is as follows:

By geographical area:

Year ended December 31,	2004	2005	2006
Net sales from operations within:
- Hong Kong and Macao:
Unaffiliated customers	$48,710	$58,112	$—
Intercompany sales	563	670	—

	49,273	58,782	—

- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	450,970	732,930	870,174
Related parties	34,181	6,195	—
Intercompany sales	4,393	—	418

	489,544	739,125	870,592

- Intercompany eliminations	(4,956)	(670)	(418)

Total net sales	$533,861	$797,237	$870,174

Net income within:
- PRC, excluding Hong Kong and Macao	$30,981	$31,354	$18,743
- Hong Kong and Macao	35,904	19,952	22,013

Total net income	$66,885	$51,306	$40,756

19.	Segment Information — continued

Year ended December 31,	2004	2005	2006
Net sales to customers by geographical area:
- Hong Kong	$160,959	$383,138	$258,774
- Europe (excluding Estonia)	96,304	138,974	131,763
- United States	58,696	33,259	76,620
- PRC (excluding Hong Kong)	132,603	151,788	272,916
- Japan	33,880	14,858	19,259
- Estonia	3,106	—	—
- North America (excluding United States)	5,352	492	1,999
- Korea	21,520	53,979	49,434
- Other	21,441	20,749	59,409

Total net sales	$533,861	$797,237	$870,174

As of December 31,	2004	2005	2006
Long-lived assets by geographical area:
- PRC, excluding Hong Kong and Macao	$84,453	$100,372	$105,123
- Hong Kong and Macao	12,988	369	271

Total long-lived assets	$97,441	$100,741	$105,394

Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at prices consistent with what the Company would charge third parties for similar goods.

The Company’s sales to customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2004	2005	2006
A	$72,235	$257,595	$195,476
B	75,426	121,369	163,712
C	54,023	80,354	141,977
D	54,635	N/A	N/A

	$256,319	$459,318	$501,165

ITEM 19. EXHIBITS
          The following exhibits are filed as part of this Annual Report:

Exhibit
Number	Description
1.1	Memorandum and Articles of Association, as amended on June 26, 2003 (incorporated by reference to Exhibit 1.1 to the registrant’s Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission (“SEC”) on March 10, 2004).

4.1	Loan Agreement date February 3, 2005 between Zastron Electronic (Shenzhen) Co. Ltd. and Zastron Precision Tech-Limited for a loan of $36,000,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd. (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission (“SEC”) on March 15, 2006).

4.2	Agreement dated April 8, 2005, between Nam Tai Electronics, Inc., Asano Company Limited and Nam Tai Electronic & Electrical Products Limited in relation to the sale and purchase of the entire issued share capital of Namtek Software Technology Limited regarding an allotment and issuance of 65,336,470 and 16,334,118 of shares of Nam Tai Electronic & Electrical Products Limited to Nam Tai Electronics, Inc. and Asano Company Limited, respectively at an issue price of HKD2.55 per share (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2005 filed March 15, 2006).

4.3	Supplemental Loan Agreement between Zastron Electronic (Shenzhen) Co. Ltd. and Zastron Precision -Tech Limited extending repayment of term for a loan of $18,660,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd. in accordance with a loan agreement dated March 30, 2004 (incorporated by reference to Exhibit 4.19 to the Company’s Form 20-F for the year ended December 31, 2005 filed with the SEC on March 15, 2006).

4.4	Supplement Letter dated May 12, 2005 from Kazuhiro Asano to Nam Tai Electronic & Electrical Products Limited to undertake certain conditions set out in the attached Undertaking in relation to the sale and purchase of the entire issued share capital of Namtek Software Development Company Limited from Nam Tai Electronics, Inc. and Asano Company Limited (incorporated by reference to Exhibit 4.20 to the Company’s Form 20-F for the year ended December 31, 2005 filed with the SEC on March 15, 2006).

4.5	Banking Facilities Letter dated September 9, 2005 from The Hongkong and Shanghai Banking Corporation Limited accepted and confirmed by Nam Tai Electronics, Inc. granting of overdraft of HK$500,000 treasury facilities of $30,000,000 and commercial card facility of HK$1,100,000 (incorporated by reference to Exhibit 4.21 to the Company’s Form 20-F for the year ended December 31, 2005 filed with the SEC on March 15, 2006).

4.6*	Banking Facilities Letter September 9, 2005 from The Hongkong and Shanghai Banking Corporation Limited accepted and confirmed by Nam Tai Electronic & Electrical Products Limited renewing corporate card facility of HK$700,000, revolving loan of $30,000,000 and $2,000,000 foreign exchange line of credit (incorporated by reference to Exhibit 4.21 to the Company’s Form 20-F for the year ended December 31, 2005 filed with the SEC on March 15, 2006).

4.7	Protocol dated November 2005 for split share structure reform of TCL Corporation (Approval by Namtai Electronic (Shenzhen) Co., Ltd. in December 2005).

4.8.1	Sale and Purchase Agreement dated March 9, 2006 between Nam Tai Group Management Limited, as seller, and Top Ease (H.K.) Limited, as purchaser, for the sale of the 15th Floor and car park space no. 96 on 6th Floor, China Merchants Tower, Shun Tak Centre, No. 168-200 Connaught Road Central, Hong Kong.

Exhibit
Number	Description
4.8.2	Assignment dated April 13, 2006 from Nam Tai Group Management Limited, as seller, to Top Ease (H.K.) Limited, as purchaser, transferring the 15th Floor and car park space no. 96 on 6th Floor, China Merchants Tower, Shun Tak Centre, No. 168-200 Connaught Road Central, Hong Kong.

4.9	Investment Agreement dated March 14, 2006 between Zastron Electronic (Shenzhen) Co. Ltd and Shenzhen Baoan District High and New Technology Industrial Park Development and Investment Co., Ltd. with respect the investment by Nam Tai’s subsidiary in a project in Shenzhen Guangming Hi-Tech Industrial Park.

4.10	Banking facilities letter dated July 17, 2006 The Hongkong and Shanghai Banking Corporation Limited to Zastron Electronic (Shenzhen) Co. Ltd for import credit facilities up to $15 million.

4.11	Banking Facilities Letter dated July 17, 2006, The Hongkong and Shanghai Banking Corporation Limited to Jetup Electronic (Shenzhen) Co. Ltd. for documentary credits to suppliers and import loan facilities up to approximately $12.9 million.

4.12	Guarantee dated July 21, 2006 by the Company. in favor of The Hongkong and Shanghai Banking Corporation Limited guaranteeing the banking facilities of Zastron Electronic (Shenzhen) Co. Ltd. up to $15 million.

4.13	Cooperation Agreement dated October 26, 2006 between Zastron Precision-Tech Limited and the Administration Committee of Wuxi National High and New Technology Industry Development District related to investment to build production plant for LCD modules, electronic modules and other and establish an industrial presence in Wuxi.

4.14	Cooperation Agreement dated October 26, 2006 between Zastron Precision-Tech Limited and the Administration Committee of Wuxi National High and New Technology Industry Development District related to investment to build production plant for flexible circuit boards and establish an industrial presence in Wuxi.

4.15	Land Use Transfer Agreement dated December 25, 2006 between Wuxi Municipal Bureau of State Land and Resources and Zastron Precision-Tech (Wuxi) Co. Ltd relating to the land use right to No. B14-A Plot located in Wuxi National High and New Technology Industry Development District.

4.16	Land Use Transfer Agreement dated December 31, 2006 between Wuxi Municipal Bureau of State Land and Resources and Zastron Precision-Flex (Wuxi) Co. Ltd., relating to the land use right to No. A64-2 Plot located in Meicun Industrial Concentration Area of Wuxi New District.

4.17	2006 Stock Option Plan of Nam Tai Electronics, Inc adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

4.18	Amendment to 2006 Stock Option Plan (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

4.19	Amended 2001 Option Plan dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

4.20	Amendment to 2001 Stock Option Plan (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

8.1	Diagram of Company’s subsidiaries. See the Section headed “Organization Structure” under Item 4 of this Report at page 35.

Exhibit
Number	Description
11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005)

12.1	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

25.1	Consent of Deloitte Touche Tohmatsu.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAM TAI ELECTRONICS, INC.
By:	/s/ Warren Lee
Warren Lee
Chief Executive Officer

Date: March 16, 2007