Form 20-F
period 2007-12-31
NAM TAI ELECTRONICS INC
filed 2008-03-17
CIK 829365

OMB APPROVAL
OMB Number: 3235-0288
Expires: April 30, 2008
Estimated average burden hours per response..2630.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to                     .
Commission File Number: 001-31583
Nam Tai Electronics, Inc.
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive offices)
     Securities registered or to be registered pursuant to Section 12(b) of the Act: Common Shares, $0.01 par value per share
     Securities registered pursuant to Section 12(g) of the Act: NONE
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
     As of December 31, 2007, there were 44,803,735 common shares of the registrant outstanding.
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
     Indicate by check mark whether the registrant: (i)has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. ☑ Yes    ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated ☐            Accelerated filer ☑           None-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow: Item 17. ☐ Item 18. ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐
☐ Yes       ☑ No

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION	3
INTRODUCTION	3

PART I	3
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3. KEY INFORMATION	3
ITEM 4. INFORMATION ON THE COMPANY	23
ITEM 4A. UNRESOLVED STAFF COMMENTS	40
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41
ITEM 6. DIRECTORS AND SENIOR MANAGEMENT	56
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	63
ITEM 8. FINANCIAL INFORMATION	64
ITEM 9. THE LISTING	69
ITEM 10. ADDITIONAL INFORMATION	70
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	79
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	81

PART II	81
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	81
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	81
ITEM 15. CONTROLS AND PROCEDURES	81
Report of Management on Internal Control Over Financial Reporting	81
Attestation Report of the Registered Public Accounting Firm	82
ITEM 16. [RESERVED]	83
ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT	83
ITEM 16 B. CODE OF ETHICS	83
ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	83
ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	84
ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	84

PART III	84
ITEM 17. FINANCIAL STATEMENTS	84
ITEM 18. FINANCIAL STATEMENTS	84
Index to Consolidated Financial Statements	84
ITEM 19. EXHIBITS	85
SIGNATURE	88
EXHIBIT 4.15
EXHIBIT 4.16
EXHIBIT 4.17
EXHIBIT 4.18
EXHIBIT 4.19
EXHIBIT 4.20
EXHIBIT 4.21
EXHIBIT 4.22
EXHIBIT 4.23
EXHIBIT 4.24
EXHIBIT 4.25
EXHIBIT 4.26
EXHIBIT 4.27
EXHIBIT 4.28
EXHIBIT 4.29
EXHIBIT 4.30
EXHIBIT 4.31
EXHIBIT 4.32
EXHIBIT 4.33
EXHIBIT 4.34
EXHIBIT 4.35
EXHIBIT 4.36
EXHIBIT 4.37
EXHIBIT 4.38
EXHIBIT 4.39
EXHIBIT 4.40
EXHIBIT 4.41
EXHIBIT 4.42
EXHIBIT 4.43
EXHIBIT 4.44
EXHIBIT 4.45
EXHIBIT 4.46
EXHIBIT 4.47
EXHIBIT 4.48
EXHIBIT 4.49
EXHIBIT 4.50
EXHIBIT 4.51
EXHIBIT 4.52
EXHIBIT 4.53
EXHIBIT 4.54
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1
EXHIBIT 25.1
     This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item3. Key Information.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable
ITEM 3. KEY INFORMATION
Selected Financial Data
     Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected statements of income data for each of the three years in the period ended December 31, 2007 and the balance sheet data as of December 31, 2006 and 2007 are derived from our consolidated financial statements and notes thereto included in this Report. The selected statements of income data for each of the two-year periods ended December 31, 2003 and 2004 and the balance sheet data as of December 31, 2003, 2004 and 2005 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled Item 5, Operating and Financial Review and Prospects, and our consolidated financial statements including the related footnotes. All reference to numbers of common shares, per share data and stock option data, and our earnings per share have been adjusted retroactively to give effect to a three-for-one stock split effective on June 30, 2003 and have been adjusted to reflect an issuance of a stock dividend to shareholders at a ratio of one dividend share for every ten shares, or a one-for-ten stock dividend, effective on November 7, 2003.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except per share data)
Consolidated statements of income data:
Net sales — third parties	$385,524	$499,680	$791,042	$870,174	$780,822
Net sales — related party	20,782	34,181	6,195	—	—
Total net sales	406,306	533,861	797,237	870,174	780,822
Cost of sales	340,016	457,385	704,314	783,953	693,804
Gross profit	66,290	76,476	92,923	86,221	87,018
Gain on disposal of asset held for sale	—	—	—	9,258	—
Operating costs and expenses:
Selling, general and administrative	24,866	28,053	33,057	30,668	36,550
Research and development	4,037	5,045	7,210	7,866	9,798
Losses arising from the judgment to reinstate redeemed shares	—	—	—	14,465	—
Total operating expenses	28,903	33,098	40,267	52,999	46,348
Income from operations	37,387	43,378	52,656	42,480	40,670
Other (expenses) income — net	(815)	(1,012)	(125)	(1,265)	2,219
Dividend income received from marketable securities and investment	3,714	18,295	579	—	—
Gain on sale of subsidiaries’ shares	1,838	77,320	10,095	—	390
Gain on disposal of an affiliated company	—	—	3,631	—	—
Gain (loss) on disposal of marketable securities	—	—	(3,686)	—	43,815
Impairment loss on marketable securities	—	(58,316)	(6,525)	—	—
Loss on marketable securities arising from split share structure reform	—	—	—	(1,869)	—
Interest income	788	1,110	3,948	8,542	9,163
Interest expense	(121)	(195)	(438)	(602)	(452)
Income from continuing operations before income tax expenses, minority interests and equity in income (loss) of affiliated companies	42,791	80,580	60,135	47,286	95,805
Income taxes expenses	(399)	(879)	(651)	(377)	(4,030)
Income before minority interests and equity income (loss) of affiliated companies	42,392	79,701	59,484	46,909	91,775
Minority interests	(1,067)	(6,010)	(7,992)	(6,153)	(22,272)
Income after minority interests	41,325	73,691	51,492	40,756	69,503
Equity in income (loss) of affiliated companies	498	(6,806)	(186)	—	—
Net income from continuing operations	41,823	66,885	51,306	40,756	69,503
Discontinued operation	1,979	—	—	—	—
Net income	43,802	66,885	51,306	40,756	69,503
Earnings per share:
Basic	$1.09	$1.57	$1.19	$0.93	$1.56
Diluted	$1.07	$1.57	$1.19	$0.93	$1.55

	At December 31,
	2003	2004	2005	2006	2007
	(in thousands, except per share data)
Consolidated balance sheet data:
Cash and cash equivalents	$61,827	$160,649	$213,843	$221,084	$272,459
Working capital	93,474	218,243	234,674	238,105	266,306
Land use right and property, plant and equipment, net	77,647	97,441	100,741	105,394	98,599
Total assets	297,695	460,473	520,011	529,235	544,818
Short-term debt, including current portion of long-term debt	3,004	4,955	9,400	6,266	6,570
Long-term debt, less current portion	1,688	5,163	2,850	1,100	1,558
Total debt	4,692	10,118	12,250	7,366	8,128
Shareholders’ equity	217,118	305,053	310,391	317,094	330,181
Common shares	412	426	435	438	448
Total dividend per share	1.00	0.48	1.32	1.52	0.84
Total number of common shares issued	41,231	42,665	43,506	43,787	44,804
Total number of common shares to be issued	—	—	—	1,017	—

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
     Historically, a substantial percentage of our sales have been to a small number of customers. During the years ended December 31, 2005, 2006 and 2007, sales to our customers accounting for 10% or more of our net sales aggregated approximately 57.7%, 57.6% and 46.9% respectively, of our net sales. Our three largest customers during the year ended December 31, 2007 were Epson Imaging Device Corporation (formerly known as Sanyo Epson Imaging Device), Sharp Corporation and GN Netcom, each of which accounted for more than 10% of our net sales during the year. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size.
Our quarterly and annual operating results are subject to significant fluctuations as a result of a wide variety of factors.
     Substantially all of our sales are made on a purchase order basis, and we are not always able to predict with certainty the timing or magnitude of these orders. We cannot guarantee that we will continue to receive any orders from our customers, and our net sales will be harmed if we are unable to obtain a sufficient number of orders from, or ship a sufficient number of products to, customers in each quarter. In addition, our customers may cancel, change or delay product purchase orders with little or no advance notice to us. Also, we believe customers may be increasing the number of vendors upon which they rely for manufacturing. Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our business and operating results during any period. This could result from any one or a combination of factors, such as:
•	the timing, cancellation or postponement of orders;

•	the type of product and related margins;

•	our customers’ announcement and introduction of new products or new generations of products;

•	the life cycles of our customers’ products;

•	variability in our manufacturing yields;

•	long lead times and advance financial commitments for our factories and equipment expenditures;

•	long lead times and advance financial commitments for components required to complete anticipated customer orders

•	our effectiveness in managing manufacturing processes, including, interruptions or slowdowns in production and changes in cost and availability of components;

•	changes in the specific products or quantities our customers order; and

•	price reductions due to competitive pressure.
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
     Although certain barriers to entry the electronics manufacturing services (“EMS”) industry, including technical expertise, substantial capital requirements, difficulties relating to building customer relationships and a large customer base, the barriers to entry are comparatively low and we are aware that manufacturers in Hong Kong and China may be developing or have developed the required technical capability and customer base to compete with our existing business.
     Competition in the EMS industry is intense, characterized by price erosion, rapid technological change and competition from major international companies. This intense competition has resulted in pricing pressures and lower gross margins in certain years. Over the last several years before 2007, our gross margins have declined substantially. Although our gross margins improved slightly in 2007 when compared with 2006, we may not be able to improve on, or even maintain the level of our 2007 gross margins in the future. In the last three years, our gross margins have fluctuated as indicated in the chart below:
     Recent consolidations in our industry, such as the acquisition of Solectron by Flextronics International Ltd, two of our major competitors, in the fourth quarter of 2007, may permit the competitors involved to devote significantly greater resources to the expansion of EMS services that they offer and the marketing of existing competitive services to their larger installed customer bases or to new customers attracted to larger global manufacturing organizations. We expect that competition will increase substantially because of these and other industry consolidations and alliances, as well as the emergence of new competitors.
     If, as a result of these competitive forces, we are compelled to continue to lower our unit prices and are unable to offset the general trend of decreases in our gross margins by increasing our sales volumes, our gross margins will continue to decline. If we cannot stem the decline in our gross margins, our ability to use internal resources to finance planned expansion may be curtailed, our dividend payments to shareholders may be decreased or eliminated, our financial position may be harmed and our stock price may fall.

We may not be able to compete successfully with our competitors, many of which have substantially greater resources than we do. We will face intense competition when we begin large-scale production of flexible printed circuit, or FPC, boards and FPC subassemblies.
     The electronic manufacturing services we provide are available from many independent sources as well as from our current and potential customers with in-house manufacturing capabilities. The following table identifies those companies, which we believe are our principal competitors by category of products or services we provide:

Product/Service	Competitor
EMS	Celestica, Inc.
Flextronics International Ltd.
Hon Hai Precision Industry Co., Ltd.
Jabil Circuit, Inc
Sanmina-SCI Corporation

Image capturing devices and their modules	Altus Technology Inc (controlled by Foxconn)
Lite-On Technology Corporation
Logitech International S.A.
The Primax Group

Mobile phone accessories	Balda-Thong Fook Solutions Sdn., Bhd.
Celestica, Inc.
Elcoteq Network Corp.
Flextronics International Ltd.
Foster Corporation
Foxlink Group
Merry Electronics Co. Ltd.
WKK International (Holdings) Ltd.

RF modules	Wavecom SA
WKK International (Holdings) Ltd.

Liquid crystal display, or LCD, panels	Elec & Eltek International Holdings Limited
Truly International Holdings Ltd.
Varitronix International Ltd.

Telecommunication subassemblies and components	Flextronics International Ltd.
LG. Philips LCD Co., Ltd.
Samsung Electronics
Varitronix International Ltd.

Consumer electronic products (calculators, personal organizers and linguistic products)	Computime Limited Inventec Co. Ltd.
Kinpo Electronics, Inc.
VTech Holdings Limited
     Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do and consolidations among our competitors could result in even larger competitors emerging. As a result, we may be unable to compete successfully with these organizations in the future.
     When we begin large-scale production of flexible printed circuit (“FPC”) boards and FPC subassemblies, we expect to face intense competition from large FPC board manufacturers located in Taiwan, China, Korea, Singapore, North America and Europe as well as from large, established EMS providers that have developed or acquired, or, like we have, are developing their own FPC manufacturing capabilities, and have extensive experience in electronics assembly. Furthermore, many companies in our target customer base are moving the design and manufacturing of their products to original design manufacturers (“ODMs”) in Asia. Such competition could pressure us to provide discounts or lower prices to gain or maintain market share, which could adversely affect our margins and the profitability of our FPC business and could adversely affect our operating results as a whole. In addition, if we are unable to capture ODMs as customers, we may be unable to sustain or grow our FPC business.
Our inability to utilize capacity at facilities that we have planned for expansion could materially and adversely affect our business and operating results.
     In 2007, we improved our existing facilities in Shenzhen, PRC in order to expand our capacity to produce FPC boards. We are also in the process of constructing the first of two new factories in Wuxi and plan to construct a new factory Shenzhen Guangming Hi-Tech Industrial Park (“Shenzhen Guangming”) China. Construction of the first of our factories in Wuxi to produce FPC boards and FPC subassemblies has begun and we are considering the best use of the second parcel of land in Wuxi and Shenzhen Guangming, given the amalgmated manufacturing operations post our re-organization in December 2007. Through December 31, 2007, we had spent approximately $14.1 million to modify and equip our existing Shenzhen factory for FPC manufacturing and had spent approximately $1.5 million for the construction project in Wuxi, which includes land price, construction and all related expenses. As of December 31, 2007, we spent approximately $9.0 million as the land price to acquire the land of Shenzhen Guangming. We are also required to pay a relocation allowance to local residents in a total of approximately $645,500, which we expect to be made in the first half of 2008. We have financed the improvements to our existing Shenzhen facilities, and plan to continue financing the planned Wuxi and Shenzhen Guangming factories, from internally generated funds, but cannot guarantee that we will be able to utilize fully the additional capacity that each of these new facilities will provide when they come on line. Our factory utilization is dependent on our success in providing manufacturing services for FPC boards, FPC subassemblies and LCD modules at a price and volume sufficient to absorb our increased overhead expenses. Demand for contract manufacturing of these products may not be as great as we expect, and we may fail to realize the expected benefit from our investments in any of our new factories.
Delays in constructing our new factories could adversely affect our operating results.
     We started production of FPC boards in our existing Shenzhen factory in 2007. In December 2006, we purchased two parcels of lands in Wuxi for a total sum of $1.3 million. Our goal is for our new Wuxi facility with respect to one of the parcels to begin production of FPC boards and FPC subassemblies in early to mid-2009. As of December 2007, we spent $9.0 million as the land price to acquire the land of Shenzhen Guangming where we plan to commence the construction of a new factory in early 2009. We are now considering issues relating to maximizing efficiencies in the design, development and construction of our Shenzhen Guangming parcel and the second parcel of Wuxi properties, factoring into those consideration our the in-process integration of management and operations resulting from our recent internal reorganization. In connection with constructing and improving our manufacturing facilities, we could encounter shortages of materials or skilled labor, unforeseen marketing situation or engineering problems, work stoppages, weather interference, flood, delays in obtaining or failure to obtain necessary permits from regulatory authorities, losses as a result of fraud or corruption or unanticipated costs increases. Any of these eventualities could extend the time for these factories to begin significant production, which, in turn would delay our receipt of anticipated revenues to be generated from such production and adversely affect our operating results.
Cancellations or delays in orders could materially and adversely affect our gross margins and operating results.
     Our sales to original equipment manufacturer customers (“OEMs”), are primarily based on purchase orders that we receive from time to time rather than firm, long-term purchase commitments. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Further, during times of potential component shortages, we have purchased, and may continue to purchase, raw materials and component parts in the expectation of receiving purchase orders for products that use these components. In the event actual purchase orders are delayed, are not received or are cancelled, we would experience increased inventory levels or possible write-offs of obsolete inventory, write-downs of raw materials inventory or the underutilization of our manufacturing capacity if, for example, we decline other potential orders because we expect to use our capacity to produce orders that are later delayed, reduced or canceled.

Our customers face numerous competitive challenges, such as rapid technological change and short life cycles for their products, which may materially adversely affect their business, and also ours.
     Factors affecting the industries that utilize electronics components in general, and our customers specifically, could seriously harm our customers and, as a result, us. These factors include:
•	The inability of our customers to adapt to rapidly changing technology and evolving industry standards, which result in short product life cycles.

•	The inability of our customers to develop and market their products, some of which are new and untested, the potential that our customers’ products may become obsolete or the failure of our customers’ products to gain widespread commercial acceptance.

•	Recessionary periods in our customers’ markets.

•	Increased competition among our customers and their respective competitors which may result in a loss of business, or a reduction in pricing power, for our customers.

•	New product offerings by our customers’ competitors may prove to be more successful than our customers’ product offerings.
     If our customers are unsuccessful in addressing these competitive challenges, or any others that they may face, then their business may be materially adversely affected, and as a result, the demand for our services could decline.
Our business has been characterized by a rapidly changing mix of products and customers.
     Our business has been characterized by a rapidly changing mix of products and customers, driven in significant part by changes in demand for consumer electronics as well as technological innovation. We manufacture headsets containing Bluetooth wireless technology, mobile phone accessories, home entertainment products, printed circuit board assemblies (“PCBAs”) for headsets containing Bluetooth wireless technology, radio frequency, or RF, modules, thin film transistor liquid crystal display (“TFT LCD”) modules, color LCD modules and complementary metal oxide semiconductor (“CMOS”) sensor modules, FPC boards, FPC subassemblies, and digital audio broadcast (“DAB”) modules. We expect that a substantial portion of our growth will come from the manufacturing of these products. Certain products have become less economically significant to us over time, such as monochrome LCD modules for mobile phone headsets, for which our sales have dropped significantly in each of the past few years since 2002 as end use customers are increasingly choosing color LCD panels instead. We expect that our current mix of customers and products will continue to change rapidly, and we believe this to be relatively common in the EMS industry. If the products of our customers that we manufacture become obsolete or less profitable and we are not able to diversify our product offerings or customer base in a timely manner, our business would be materially and adversely affected.
There may not be a sufficient market for new products that our customers or we develop.
     Our customers may not develop new products in a timely and cost-effective manner, or the market for products they choose to develop may not grow or be sustained in line with their expectations. This would reduce the overall businesses they outsource, which would seriously affect our business and operating results. Even if we develop capabilities to manufacture new products, there can be no guarantee that a market exists or will develop for such products or that such products will adequately respond to market trends. If we invest resources to develop capabilities to manufacture or expand capabilities for existing and new products, like the investments we made to our existing facilities in Shenzhen and the investments we are making to the new factories we are planning to construct in Wuxi and Guangming Shenzhen, PRC to manufacture FPC boards, FPC subassemblies and other products for which sales do not develop, our business and operating results would be seriously harmed. Even if the market for our services grows, it may not grow at an adequate pace.
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
Our business is capital intensive and the failure to generate sufficient cash could require that we curtail capital expenditures.
     To remain competitive, we must continue to make significant investments in capital equipment, facilities and technological improvements. We expect that substantial capital will be required to continue to expand our manufacturing capacity and capability and provide working capital for growth. We plan to finance our expansion with capital we generate from operations. If we are unable to generate sufficient funds to conduct existing operations and fund our expansion, we may have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net sales, reduction or elimination of our dividends to shareholders, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, reduced manufacturing efficiencies or other harm to our business.
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
Labor shortages in Southern China has adversely affected our gross margins and will likely continue to do so in the future.
     To date, we have conducted all of our manufacturing operations in Southern China, specifically in Guangdong province, where we were able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong. Historically, there has been an abundance of labor in Southern China, but since 2002, intensifying in 2004 and continuing to worsen since then, factories in Southern China have been facing a labor shortages as migrant workers engaged in production (typically young women and men who come from various rural provinces in the PRC for the purpose of working for wages higher than are available in such rural regions), technical workers and middle level management seek better wages and working conditions in other provinces of China. A recent survey conducted by Guangdong labor authorities predicts that the labor shortage in Guangdong will worsen in 2008 as demand for technically skilled workers rises by 20% and the number of ordinary workers needed rises by 10%. Past efforts by Guangdong authorities seeking to arrest the labor shortages by removing the ban on hiring new migrant laborers in the month after the Lunar New Year holiday and raising the minimum wage do not appear to have been successful at luring workers back to Southern China and such changes to the minimum wage have adversely impacted our gross margins. This trend of labor shortages is expected to continue, fueled by the effects of the one-child policy imposed by the Chinese government over the past three decades and will likely result in increasing wages as companies seek to keep their existing work forces. Continuing labor shortages can be expected to adversely impact our future operating results by, for example, preventing us from manufacturing at peak capacity and forcing us to increase wages and benefits to attract the diminishing pool of available workers. This would result in lower revenues and increased manufacturing costs, which would adversely affect gross margins.
Recent changes in the PRC’s labor law restricts Nam Tai’s ability to reduce its workforce in the event of an economic downturn.
     In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, Nam Tai determined to downsize its workforce in the event of a economic downturn. Under the new law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Nam Tai’s entire staff, who are employed to work exclusively within the PRC, is covered by the new law and thus, Nam Tai’s ability to adjust the size of its operations when necessary in periods of recession or less severe economic downturns has been curtailed. Accordingly, if Nam Tai faces future periods of decline in business activity generally or adverse economic periods specific to Nam Tai’s business, this new law can be expected to exacerbate the adverse effect of the economic environment on Nam Tai’s results of operations and financial condition.
Factors affecting the electronics industry in general and our customers in particular have harmed our operations and could do so again in the future.
     Most of our sales are to customers in the electronics industry, which is subject to rapid technological change, product obsolescence and short product life cycles. The factors affecting the electronics industry in general, or any of our major customers or competitors in particular, could have a material adverse effect on our business and operating results. Our success depends to a significant extent on the success achieved by our customers in developing and marketing their products, especially products that use RF modules, color straight-twisted nematic (“CSTN”) LCD modules, TFT LCD modules, CMOS sensor modules, FPC subassemblies and boards, and DAB modules, some of which may be new and untested. If our customers’ products become obsolete, fail to gain widespread commercial acceptance or become the subject of intellectual property disputes, our business and operating results could be materially and adversely affected.
     From time to time, our customers have experienced significant decreases in demand for their products and services. This volatility has resulted, and may result in the future, in our customers delaying purchases of the products we manufacture for them and our customers placing purchase orders for lower volumes of products than previously anticipated. For example, during 2007 one of our indirect customers, engaged in the manufacture and sale of mobile phones and other mobile devices, suffered a substantial drop in sales volume in its mobile devices business in Asia and Europe which, in turn, adversely affected sales in our telecommunication components assembly (“TCA”) products segment, resulting in our 2007 net sales from that segment decreasing by over $214 million, or 34.1%, from comparable 2006 net sales. To date, we have seen no signs that the decreases in demand in the mobile phone market is reversing and we accordingly expect, at least in the near term during 2008, that sales in our TCA segment will continue the trend evidenced in 2007, will decline from levels we experienced in 2006 and may decrease from TCA product sales levels we reported in 2007.
     In the first few years of the new century, as a result of the economic downturn in the United States and internationally, and reduced capital spending, sales to OEMs in the electronics industry declined substantially. While our market has recovered, we cannot assure you that this recovery is sustainable or that the industry will not again suffer declines similar to those occurring in 2001 and 2002, or worse.
We are exposed to impact of global business trends in the mobile phone industry, which could result in even lower gross margins on the mobile phone components and subassemblies we manufacture.
     During the year ended December 31, 2007, approximately 71.4% of our sales were derived from subassemblies and components for mobile phones and mobile phone accessories. Accordingly, any fluctuations in the size of the mobile phone market, market trends, increased competition or pricing pressure of mobile phone industry may affect our business and operating results. For example, the mobile phone industry has been experiencing rapid growth, particularly from emerging economies such as India and China. The growth in these markets, however, does not necessarily translate into increased margins or growing profits as mobile phones sold in developing countries are typically stripped down to basic features and sold for low prices. Competition in developing markets is fierce, even more intense than in countries with advanced economies. Accordingly, we expect that our margins and profitability of the components and assemblies we manufacture for use in mobile phones that our customers target for emerging economies to continue to undergo severe pricing pressures, resulting in lower margins on these products than those we have experienced historically.
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
     As of December 31, 2007, approximately 99.8% of the net book value of our total property, plant and equipment was located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, China and Southeast Asia. Our international operations are subject to significant political and economic risks and legal uncertainties, including:
•	changes in economic and political conditions and in governmental policies;

•	changes in international and domestic customs regulations;

•	wars, civil unrest, acts of terrorism and other conflicts;

•	changes in tariffs, trade restrictions, trade agreements and taxation;

•	limitations on the repatriation of funds because of foreign exchange controls;

•	exposure to political and financial instability;

•	currency exchange losses, collection difficulties or other country-specific losses;

•	exposure to fluctuations in the value of local currencies;

•	changes in value-added tax, or VAT, reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.
     Any of these risks could significantly harm our business, financial condition and operating results.
Our operating results could be negatively impacted by seasonality.
     Historically, our sales and operating results have been affected by seasonality. Sales of products and components related to mobile phones have generally been lower in the first quarter after peaking fourth quarter. Sales of educational products and home entertainment devices are often higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, orders for consumer electronics products have historically been lower in the first quarter from both the closing of our factories in China for the Lunar New Year holidays and the general reduction in sales following the holiday season. These sales patterns may not be indicative of future sales performance in future.
Our results could be adversely affected with intensifying environmental regulations.
     Our operations create environmentally sensitive waste, which involves the use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used in the manufacturing process. The disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on discharge of waste materials and empower certain environmental authorities to close any facility that causes serious environmental problems. The costs of remedying violations or resolving enforcement actions that might be initiated by governmental authorities could be substantial. Any remediation of environmental contamination would involve substantial expense that could harm our operating results. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our operations may be subject or the manner in which existing or future laws will be administered or interpreted. Future regulations may be applied to materials, products or activities that have not been subject to regulation previously. The costs of complying with new or more stringent regulations could be significant. We are not aware of any claims related to environmental contamination, and have not accrued any amounts to cover such claims.
     Global environmental legislation continues to emerge. These laws place increased responsibility and requirements on the “producers” of electronic equipment ( i.e , the OEMs) and, in turn, their EMS providers and suppliers. On July 1, 2006, the European Union’s Restriction of Hazardous Substances (RoHS) came into effect. As a result, the use of lead and certain other specified substances in electronic products is restricted in the European Union. Where appropriate, we have transitioned our manufacturing processes and interfaced with suppliers and customers to review and secure RoHS compliance. In the event we are not in compliance with the RoHS requirements, we could incur substantial costs, including fines and penalties, as well as liability to our customers. In addition, customers who were deemed exempt for certain substances, or beyond the scope of the legislation, are beginning to be impacted by the changing supply chain. In this respect, we may incur costs related to inventories containing restricted substances. There are also European Union requirements with respect to the collection, recycling and management of waste electronic products and components. Under the European Union’s Waste Electrical and Electronic Equipment (WEEE) directive, compliance responsibility rests primarily with OEMs rather than with EMS companies. However, OEMs may turn to EMS companies such as Nam Tai for assistance in meeting their WEEE obligations. Failure by our customers to meet the RoHS or WEEE requirements or obligations could have a negative impact on their businesses and revenue which would adversely impact our financial results. Similar restrictions are being proposed or enacted in other jurisdictions, including China. We cannot currently assess the impact of these legislations on our operations.
The recent reorganization of our group structure may not result in the expected synergies or benefits or justify the expenses incurred to effect it.
     On December 31, 2007, we completed the reorganization of the Nam Tai Group structure involving our Hong Kong Stock Exchange-listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Our goal in proposing and effecting this reorganization was to centralize our electronic manufacturing services into one group of our subsidiaries, namely NTEEP and its subsidiaries, and our software services into another group of our subsidiaries, viz., JIC and its subsidiaries, thereby eliminating the overlap and duplication in infrastructure and functions of these businesses that existed prior to the reorganization. We expended and incurred approximately $1.9 million in professional fees and related expenses to propose and implement the reorganization. Our expectations from the reorganization once our businesses have been fully integrated into, and our personnel acclimated to, the new structure are that our operations will benefit from a simpler organizational structure, which we believe can foster a more efficient and effective exchange of know-how and technology among our respective group companies; reduce overhead costs; and allow for stronger management controls. However, even when fully implemented, we may not realize the anticipated synergies from the reorganization and our operations and overhead costs may not meaningfully benefit from it or justify the expenses we incurred to effect the reorganization.
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
We have suffered material losses from litigation involving claims against Tele-Art Inc.(“Tele-Art”) and related proceedings.
     For a number of years, we have been involved in litigation against Tele-Art, its initial liquidator and the Bank of China (Hong Kong) Limited, or the Bank of China, formerly known as Bank of China Hong Kong Branch, concerning, among things, the priority of claims against Tele-Art’s insolvent estate and Nam Tai’s rights to have redeemed in 1999 and 2002 an aggregate of 1,017,149 (giving effect to our three-for-one stock split and one-for-ten stock dividend that we made in 2003) of the common shares of Nam Tai beneficially held by Tele-Art Inc. in order to satisfy a portion of Nam Tai’s claims against Tele-Art. After several decisions by the courts of the British Virgin Islands and appeals in these proceedings, judgment was rendered on November 20, 2006 by the Lords of the Judicial Committee of the Privy Council of the United Kingdom, which required us to reinstate the 1,017,149 Nam Tai shares that we had previously redeemed from Tele-Art and deliver them to Bank of China on account of its secured claim against Tele-Art. For the year ended December 31, 2006, we accounted for the reinstatement of the shares at their fair value, i.e. the market closing price on November 20, 2006, the date of the Judgment.
     We have been advised that Bank of China sold 539,830 of the reinstated shares in early September 2007 and applied the proceeds to the secured debt that Bank of China claimed was due to it from Tele-Art. The proceeds from the sale retained by Bank of China included the amount it asserted to satisfy the obligation it claimed from Tele-Art through the date of sale, plus a reserve of approximately $900,000 for legal costs and expenses that Bank of China has claimed for related litigation. We have been advised by our legal advisers that such retention is wrongful. We intend to issue legal proceedings against the Bank of China for such wrongful retention and for an account of the sale proceeds retained by it in purported satisfaction of the ebts due to it. Bank of China delivered to Tele-Art’s liquidator the 477,319 shares remaining from the reinstated shares it sold. Investigations on behalf of the liquidator seeking to locate and recover additional Tele-Art assets for its estate in liquidation are ongoing. The liquidator has authorized us to utilize the cash dividends attributable to the reinstated shares for the benefit of the estate of Tele-Art (in Liquidation). We have deposited such cash dividends and will deposit proceeds realized from the sale of the remaining reinstated shares and any other assets of Tele-Art’s estate that are discovered into a segregated bank account, from which all future legal costs and other expenses relating to the liquidation of Tele-Art will be paid until its liquidation proceedings are concluded. As legal proceedings are exprected to continuous for quite some time, we run the view that substantial legal costs and other expenses may be incurred in the future.
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
We depend on our executive officers and skilled personnel.
     Our success depends largely upon the continued services of our executive officers as well as upon our ability to attract and retain qualified technical, manufacturing and marketing personnel. Generally, our executive officers are bound by employment or non-competition agreements. However, we cannot assure you that we will be able retain our executive officers and we could be seriously harmed by the loss of any of our executive officers. The loss of service of any of these officers or key management personnel could have a material adverse effect on our business growth and operating results. We maintain no key person insurance on our executive officers. As our operations grow, we also need to recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to grow could be harmed.
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
Political or trade controversies between China and the United States could harm our operating results or depress our stock price.
     Differences between the United States and PRC governments on some political issues continue occasionally to color the relationship. These occasional controversies could materially and adversely effect our business and operations. Political or trade friction between the two countries could also materially and adversely effect the market price of our shares, whether or not they adversely effect our business.
A deterioration of relations between China and Japan may harm our business.
     While our production facilities are located in China, we derive a substantial amount of our sales from Japanese customers. With respect to our major customers accounting for 10% or more of our net sales, customers in Japan represented approximately 57.7%, 57.6% and 36.1% of our net sales for each of the years ended December31, 2005, 2006 and 2007, respectively. Our business is therefore vulnerable to any deterioration of relations or disruption of trade between China and Japan.
     Beginning in the spring of 2005, relations between China and Japan grew increasingly strained. This culminated in a week of anti-Japan protests throughout China, which included attacks on Japanese citizens and property and a boycott on Japanese imports. While relations between Japan and China appeared to improve since 2006, if relations again become strained, our Japanese customers and other companies based in Japan may become reluctant to outsource manufacturing to us and other EMS providers based in China. There is also the possibility that our operations in China could be targeted by anti-Japan protestors or for boycotts because of the presence of a number of our managers and employees who are Japanese or because of our relationships with Japanese customers. A reduction in business from Japanese customers or harm cause to our facilities or personnel from anti-Japanese sentiment could materially and adversely affect our business and operating results.
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
Changes to PRC tax laws and heightened efforts by the China’s tax authorities to increase revenues are expected to subject us to greater taxes.
     Under prior PRC law, we have been afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the Chinese government enacted a new unified enterprise income tax law which became effective on January 1, 2008. Prior to this new income tax law, as a foreign invested enterprise located in Shenzhen, PRC, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. However, under the new income tax law, apart from those qualified as high-tech enterprises, most domestic enterprises and foreign invested enterprises would be subject to a single PRC enterprise income tax rate and gradually transfer to the new tax rate of 25% within five years. For information on the new enterprise income tax, (“EIT”) rates as announced recently by the PRC’s State Council, please see the table in Item 5. Operating and Financial Review and Prospects The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Therefore, the impact of this increase on our overall tax rate will depend on, among other things, our income from of PRC subsidiaries, the actual implementation of the terms of transition under the EIT by the PRC government and our ability to qualify our existing operations as high-tech enterprises under the new law.
     We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have asset or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.
Payment of dividends by our subsidiaries in the PRC to us is subject to restrictions under PRC law. The new PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate them or we may decide not pay dividends in the future.
     Under PRC law, dividends may be paid only out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises (“China GAAP“) less any recovery of accumulated losses and allocations to statutory funds that it is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The calculation of distributable profits under China GAAP differs in many respects from the calculation under U.S. GAAP. As a result, our subsidiaries in PRC may not be able to pay any dividend in a given year as determined under U.S. GAAP. The China’s tax authorities may require changes in determining income of the Company that would limit its ability to pay dividends and make other distributions. PRC law requires companies, including our PRC subsidiaries, to reserve about 11% of their profits for future development and staff welfare, which amounts are not distributable as dividends. These rules and possible changes to them could restrict our PRC subsidiaries from repatriating funds ultimately to us and our stockholders as dividends.

     Prior to the new EIT law, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC, such as was the case when our PRC subsidiaries distributed portions of their earnings to our offshore subsidiaries. However, under the new EIT Law, dividends payable to foreign investors which are derived from sources within the PRC will be subject to income tax at the rate of 10% by way of withholding unless the foreign investors are companies incorporated in countries which have tax treaty agreement with PRC and rate agreed by both parties will be applied. For example, under the terms of a tax treaty between Hong Kong and the PRC that became effective in December 2006, distributions from our PRC subsidiaries to our Hong Kong subsidiary, will be subject to a withholding tax at a rate ranging from 5% to 10%, depending on the extent of ownership of equity interests held by our Hong Kong subsidiary in our PRC enterprises. As a result of this new PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises will be reduced. Since we derive most of our profits from our subsidiaries in PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, force us to reduce, or possibly eliminate, the dividends we have paid to our shareholders historically. For this reason, or other factors, we may decide not to declare dividends in the future. If we do pay dividends, we will determine the amounts when they are declared and even if we do declare dividends in the future, we may not continue them in any future period.
We may have been a passive foreign investment company for 2007 or may become a passive foreign investment company for the current taxable year of 2008, which could result in adverse U.S. federal income tax consequences to U.S. investors.
     We may be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences if you are a U.S. investor. For example, if we were to be classified as a PFIC in any taxable year, U.S. investors who owned our common shares generally would be subject to increased U.S. tax liabilities and reporting requirements, and pledges of our common shares would be considered sales for U.S. federal income tax purposes.
     The determination of whether we are a PFIC in any taxable year is made on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of our gross income for such taxable year is passive income, or (ii) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income.
     We have not determined whether we were a PFIC for the 2007 taxable year, but we may have been so. In addition, we may become a PFIC for the current taxable year of 2008. Accordingly, there can be no assurance that we have not or will not be classified as a PFIC. Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC see “Taxation — United States Federal Income Tax Consequences — U.S. Holders — PFIC Considerations,” below.
Changes in foreign exchange regulations of China could adversely affect our operating results.
     Some of our earnings are denominated in yuan, the base unit of the RMB. The People’s Bank of China and the State Administration of Foreign Exchange (“SAFE”) regulate the conversion of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions may enter into foreign exchange transactions at exchange rates within an authorized range above or below the exchange rate published by the People’s Bank of China according to the market conditions. Since 1996, the PRC government has issued a number of rules, regulations and notices regarding foreign exchange control designed to provide for greater convertibility of RMB. Under such regulations, any foreign investment enterprise (“FIE”) must establish a “current account” and a “capital account” with a bank authorized to deal in foreign exchange. Currently, FIEs are able to exchange RMB into foreign exchange currencies at designated foreign exchange banks for settlement of current account transactions, which include payment of dividends based on the board resolutions authorizing the distribution of profits or dividends of the company concerned, without the approval of SAFE. Conversion of RMB into foreign currencies for capital account transactions, which include the receipt and payment of foreign exchange for loans, capital contributions and the purchase of fixed assets, continues to be subject to limitations and requires the approval of SAFE. Our subsidiaries in China are all FIEs and subject to the laws of China to which such regulations apply. However, there can be no assurance that we will be able to obtain sufficient foreign exchange to make relevant payments or satisfy other foreign exchange requirements in the future.

Our financial results have been affected by changes in currency exchange rates. Changes in currency rates involving the Japanese yen or renminbi could increase our expenses.
     Our financial results have been affected by currency fluctuations, resulting in total foreign exchange gains during each of our last three fiscal years as indicated in the following chart:
     We sell most of our products in U.S. dollars and pay our expenses in U.S. dollars, Japanese yen, Hong Kong dollars and RMB. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk presently results from material purchases we make in Japanese yen and expenses we pay in RMB.
     Approximately 3%, 11% and 8% of our material costs have been in Japanese yen during the years ended December 31, 2005, 2006 and 2007 respectively, but sales made in Japanese yen accounted for only 2%, 9% and 7%, respectively, of our sales for each of the last three years. During the year ended December 31, 2006, the exchange rate of the Japanese yen to the U.S. dollar fluctuated above and below the rate at December 31, 2005, but at December 31, 2006, the exchange rate of Japanese yen to the U.S. dollar had increased approximately 1% from the level at the end of December 31, 2005. This fluctuation resulted in a slight increase in our material costs during 2006 but it did not have a material impact on our 2006 financial results as compared to those in 2005. A future appreciation of the Japanese yen against U.S. dollars would increase our costs when translated into U.S. dollars and could adversely affect our margins unless we made sufficient sales in Japanese yen to offset against material purchases we made in Japanese yen.
     Approximately 9% and 13% of our total costs and expenses and 2% and 4% of our material costs were in RMB during the years ended December 31, 2006 and 2007, respectively. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximate 2.4% appreciation in the value of the RMB against the U.S. dollars at the end of 2005, from the July 21, 2005 RMB adjustment, a 3.3% appreciation at the end of 2006 as compared to the end of 2005 and a further 6.5% appreciation at the end of 2007 as compared to the end of 2006. This RMB appreciation to the U.S. dollars resulted in an increase in our total costs and expenses of approximately 0.9% based on the difference between our sales made in RMB versus our total costs and expenses incurred in RMB.
     If the trend of RMB appreciation to the U.S. dollar continues or the PRC government allows a further and significant RMB appreciation, our operating costs would further increase and our financial results would be adversely effected unless our RMB denominated sales increased commensurately. If we determined to pass onto our customers through price increases the effect of increases in the RMB relative to the U.S. dollars, it would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the RMB relative to the U.S. dollars, our margins and profitability would suffer.
Power shortages in China could harm our operations.
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
A recurrence of SARS or the threat of an avian flu outbreak in China, or similar widespread public health developments may materially and adversely affect our business and operating results.
     Any recurrence of Severe Acute Respiratory Syndrome (“SARS”) and Avian Influenza in China could negatively impact our manufacturing operations and cause significant delays in production. In addition, if the outbreak of Avian Influenza in Asian countries, including Vietnam, South Korea and Japan were to spread to China, where manufacturing facilities are located or are being constructed, there could be similar or other disruptions to our business.
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
     The concentration of share ownership in our senior management allows them to control or substantially influence the outcome of matters requiring shareholder approval. On February 29, 2008, members of our senior management and Board of Directors as a group beneficially owned approximately 27.0% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.
Regulatory initiatives in the United States , such as the Sarbanes-Oxley Act and other rules and regulations may increase the time and costs of certain activities.
     In the United States, there have been regulatory changes especially in corporate governance practices of public bodies, including the Sarbanes-Oxley Act of 2002 and changes in the continued listing rules of the New York Stock Exchange, and new accounting pronouncements and there may be new regulatory legislation and rule and accounting changes, which may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have made some activities more time-consuming and increased financial compliance and administrative costs of the companies that are subject to them, including foreign private issuers like Nam Tai having securities traded in the United States and thereby subject to legislative and regulatory changes in the U.S. capital markets. We continue to evaluate and monitor developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
It may be difficult to serve us with legal process or enforce judgments against our management or us.
     We are a British Virgin Islands holding corporation with subsidiaries in the British Virgin Islands, Hong Kong, Macao and China. Substantially, all of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC or Hong Kong, and substantially all of the assets of these persons are located within the PRC or Hong Kong. It may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon our directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.
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

     Similarly, the courts of Macao are generally prepared to accept a foreign judgment as evidence of a debt due.An action may then be commenced in Macao for recovery of this debt. A Macao court will only accept a foreign judgment as evidence of a debt due if:
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
     Our Board of Directors may amend our Memorandum and Articles of Association without shareholder approval to create from time to time, and issue, one or more classes of preference shares (which are analogous to preferred stock of corporations organized in the United States). While we have never issued any preference shares and we have none outstanding, we could issue preference shares in the future. Future issuance of preference shares could materially and adversely affect the rights of the holders of our common shares, or delay or prevent a change of control.
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
     In addition, because the Company is a foreign private issuer, certain corporate governance standards of the NYSE that are applied to domestic companies listed on that exchange may not be applicable to us. For information regarding whether our corporate governance standards differ from those applied to US domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in Item 6. Directors and Senior Management of this Report.

     Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE.
ITEM 4. INFORMATION ON THE COMPANY
Corporate Information
     Nam Tai Electronics, Inc. was founded in 1975 and moved its manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, China in order to capitalize on opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). Our principal manufacturing and design operations are currently based in Shenzhen, China, approximately 30 miles from Hong Kong, and we plan to construct new manufacturing facility in Guangming Shenzhen and two more facilities in Wuxi, Jiangsu Province, near the East Coast of China, approximately 80 miles Northwest of Shanghai. Our PRC headquarters is located in Macao, which, like Hong Kong, is a Special Administrative Region of the PRC. Certain of our subsidiaries’ offices are located in Macao and Hong Kong, which provide us access to Macao’s and Hong Kong’s infrastructure of communication and banking facilities. Our corporate administrative matters are conducted in the British Virgin Islands through our registered agent, McNamara Corporate Services Limited, McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. In 1978, Mr. Koo, the founder of the Company, began recruiting operating executives from the Japanese electronics industry. These executives brought years of experience in Japanese manufacturing methods, which emphasize quality, precision, and efficiency in manufacturing. Senior management currently includes Japanese professionals who provide technical expertise and work closely with both our Japanese component suppliers and customers.
Major Events During 2007 to Date
Disposition of TCL Interest
     At December 31, 2006, we held an equity interest in of approximately 3.1% or 80.6 million shares of TCL Corporation (formerly known as TCL Holdings Corporation Ltd.), which had a market value of approximately $24.36 million. TCL Corporation and its group companies are a Chinese electronics manufacturer headquartered in Huizhou of Guangdong Province, southern China. TCL Corporation’s products include mobile phones, personal computers, home appliances, electric lighting, and digital media sold to domestic and overseas markets. TCL Corporation is listed on the Shenzhen Stock Exchange. In April 2007, we sold our shares of TCL Corporation on the Shenzhen Stock Exchange for an aggregate of approximately $54 million, which resulted in a net gain to us after minority interest of approximately $28 million.
Transactions in Securities of our Hong Kong Listed-Subsidiaries
     At December 31, 2006, we held approximately 74.94% of our Hong Stock Exchange-listed subsidiary, J.I.C. Technology Company Limited., or JIC. At that time and throughout 2007, JIC and its subsidiaries were principally engaged in the manufacture and sale of LCD products. In May 2007, we purchased approximately 11.1 million additional shares of JIC on the Hong Kong Stock Exchange. In June 2007 we sold 10,728,000 JIC shares on the Hong Kong Stock Exchange for a net gain of $65,000 and at December 31, 2007, we held 572,594,978 ordinary shares of JIC, which was equivalent to 74.99% of JIC’s issued and outstanding share capital.
     At December 31, 2006, we held approximately 70.31% of our other Hong Kong Stock Exchange-listed subsidiary, Nam Tai Electronic & Electrical Products Limited, or NTEEP. At that time and throughout 2007, NTEEP and its subsidiaries were principally engaged in the manufacture and sale of consumer electronics and communications products. During 2007, we made several separate purchases and sales of NTEEP shares on the Hong Kong Stock Exchange, increasing our net holdings by 25,315,000 shares, for aggregate net gains of approximately $325,000. At December 31, 2007, we held 645,229,470 shares of NTEEP, representing 73.18% of the total issued and outstanding share capital of NTEEP.
Developments in Planned Expansion
     In the second quarter of 2007, we began limited scale production of FPC boards at one of our existing Shenzhen plants in furtherance of the implementation of the strategy that we formulated in 2006 to accelerate the vertical integration of our business of manufacturing key-component subassemblies for telecommunication products. In June 2007, we entered into an official land use transfer agreement and a supplemental agreement with Shenzhen

Municipal Bureau of State Land and Resources, giving effect to the official project investment agreement we had signed with the Guangming Hi-Tech Industrial Park in 2006 to acquire approximately 1.3 million square feet of land in the Baoan District of Shenzhen. The land acquired is approximately 30 minutes driving distance from our existing Shenzhen manufacturing facilities and is more than two times of the land upon which our principal facilities in Shenzhen are located. We plan to begin project construction of a new factory complex in early 2009 and, when completed, currently intend to use the new facility as our PRC headquarters and to increase manufacturing capacity.
     In early 2008 , we began construction of the first of two planned factories in Wuxi, PRC, and we hope to complete construction and begin mass production of FPC boards and FPC subassemblies at this factory in early to mid-2009. We are currently considering the best use of the second parcel of land in Wuxi approximately 3.7 miles from the FPC factory under construction given the amalgamated manufacturing operations post our re-organization.
The 2007 Reorganization
     In October 2007, we proposed, and by December 31, 2007 we had completed, the re-organization of the Nam Tai Group structure involving our group subsidiaries, including our Hong Kong Stock Exchange-listed subsidiaries, NTEEP and JIC. We refer to this re-organization as the “2007 Reorganization.” Immediately prior to the completion of the 2007 Reorganization, we operated through three groups of operating subsidiaries: (1) the NTEEP Group; (2) the JIC Group; and (3) the Zastron Group. The following table shows our effective ownership interest in each of our group subsidiaries before and after the 2007 Reorganization:

	Nam Tai’s effective percentage
	shareholdings
	Before 2007	After 2007
	Reorganization	Reorganization
NTEEP Group	73.18	73.18
JIC Group	74.99	74.99
Zastron Group	100.00	73.18
     Our goal in proposing and effecting the 2007 Reorganization was to centralize our electronic manufacturing services into one group of our subsidiaries, namely NTEEP and its subsidiaries, and our software services into another group of our subsidiaries, viz., JIC and its subsidiaries, thereby eliminating the overlap and duplication in infrastructure and functions of these businesses that existed prior to the re-organization. We expended and incurred approximately $1.9 million in professional fees and related expenses to propose and implement the re-organization. Our expectations from the re-organization once our businesses have been fully integrated into, and our personnel acclimated to, the new structure are that our operations will benefit from a simpler organizational structure, which we believe can foster a more efficient and effective exchange of know-how and technology among our respective group companies; reduce overhead costs; and allow for stronger management controls. For the purpose of achieving a more simplified group structure, centralizing its resources allocation, reducing overhead costs, and strengthening management control.
     The 2007 Reorganization required the implementation of a series of transactions, involving capital shares transfers among Nam Tai, NTEEP, JIC and Zastron. To the extent involving NTEEP and JIC, these transactions were approved by the minority shareholders of NTEEP and JIC in accordance with the applicable Rules of the Hong Kong Stock Exchange.
     The transactions to effect the 2007 Reorganization, each of which occurred simultaneously with the other, were as follows:
•	We acquired 100% of Jetup Electronic (Shenzhen) Co. Ltd. (“Jetup”) from JIC in exchange for the cash payment by the Company to JIC of approximately $48.9 million;

•	JIC acquired 100% of Shenzhen Namtek Co., Ltd (“Shenzhen Namtek”) and Namtek Japan Company Limited (“Namtek Japan”) from NTEEP in exchange for the cash payment by JIC to NTEEP of approximately $10.3 million;

•	NTEEP acquired 100% of both Jetup and the Zastron Group from us in exchange for the delivery to us (i) cash in the amount of approximately $41.7 million and (ii) an unsecured shareholder’s loan in the principal amount of approximately $311.4 million payable by NTEEP to us over a 12-period in equal annual installments of principal plus interest at the rate of 3.9% per annum.
     Each of the simultaneous transactions involved in the 2007 Reorganization are considered intercompany transactions within our consolidated group of companies and accordingly the presentation of our financial condition and results of operations on a consolidated bases eliminates the effect of these individual transactions (except for the reduction in the effective percentage of ownership of our Zastron group of subsidiaries is eliminated in our consolidated financial statement).
Our 2008 Sale of JIC
     In February 2008 we began negotiations with HKC (Holdings) Limited (“HKC”), regarding the sale of our entire equity interest in our Hong Kong-listed subsidiary, JIC. At that time, we owned 572,594,978 shares of JIC, representing approximately 74.99% of its outstanding share capital. These negotiations concluded on February 26, 2008, when HKC and we entered into a Share Purchase Agreement, under which HKC agreed to purchase, and we agreed to sell our interest in JIC for cash in the aggregate amount of approximately $51.1 million.
     Under the Share Purchase Agreement, HKC paid us earnest money in the amount of $128,500 at signing and paid us the balance of the purchase price at the closing, which occurred shortly thereafter on March 4, 2008.
Capital Expenditures
     Our principal capital expenditures and divestitures over the last three years include the following:

	Year ended December 31
	2005	2006	2007
Property, plant and equipment (net)	$32,166,000	$23,793,000	$13,785,000
     Our major capital expenditures in 2007 included:
•	$4.8 million for machinery used mainly for bonding and testing;

•	$4.0 million for machinery used mainly for LCD products;

•	$2.4 million for project of FPC board manufacturing in existing site; and

•	$2.6 million for other capital equipment.
     Our major capital expenditures in 2006 included:
•	$1.4 million for machinery used mainly for COG products;

•	$7.2 million for machinery used mainly for production of LCD modules;

•	$11.7 million for project of FPC board manufacturing in existing site; and

•	$3.5 million for other capital equipment.
     Our major capital expenditures in 2005 included:
•	$10.8 million for new factory expansion;

•	$5.4 million for expansion of a LCD factory;

•	$3.3 million for machinery used mainly for COG products;

•	$4.9 million for machinery used mainly for FPC subassemblies; and

•	$7.8 million for other capital equipment.
     Capital expenditures we have planned for 2008 include:
•	$5.8 million for the expansion in LCD factory;

•	$15.5 million for machinery used mainly for LCD modules production;

•	$53.6 million for new factory construction in Wuxi;

•	$6.0 million for an office building in Japan;

•	$9.4 million for machinery used for surface mount technology; and

•	$1.8 million for other capital equipment.
     Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant amount of additional acquisition or strategic investment opportunities, which we regularly explore.
Business Overview
     We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC board and FPC subassemblies, image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. The modules and subassemblies are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, and handheld video game devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include software development, firmware, and mechanical design, parts and components purchasing, product industrialization, and assembly into finished products or electronic subassemblies with full quality testing and assurance. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenue. We also provide ODM services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.
Our Customers
     Historically, we have had substantial recurring sales from existing customers. Approximately 96.3% of our 2007 net sales came from customers that also used our services in 2006. While we seek to diversify our customer base, a small number of customers currently generate a significant portion of our sales. Sales to our 10 largest customers accounted for 86.6%, 89.4% and 84.4% of our net sales during the years ended December 31, 2005, 2006 and 2007 respectively. Sales to customers accounting for 10% or more of our net sales in the years ended December 31, 2005, 2006 or 2007 were as follows:

	Year ended December 31,
	2005	2006	2007
Wuxi Sharp Electronic Components Co., Ltd.	10.1%	22.5%	*
Sharp Corporation	32.3%	18.8%	20.2%
Epson Imaging Device Corporation (1)	15.3%	16.3%	15.9%
GN Netcom	*	*	10.8%

*	Less than 10% of our total net sales.

(1)	Formerly known as Sanyo Epson Imaging Device
     Our 10 largest OEM customers based on net sales during 2007 include the following (listed alphabetically).

Customer	Products
GN Netcom	Headset accessory containing Bluetooth wireless technology
Hikari Alphax Co., Ltd.	LCD modules
LeapFrog Enterprise, Inc.	FLY Fusion TM Pentop Computers
Ryoyo Electro Hong Kong Limited	LCD panels
Epson Imaging Device Corporation (1)	LCD modules for cellular phones and FPC subassemblies
Sharp Corporation	FPC subassemblies, calculators, PDAs and dictionaries
Sony Computer Entertainment Europe Ltd.	Home entertainment products
Sony Ericsson Mobile Communications AB	Mobile phone digital camera accessories, headset accessory containing Bluetooth wireless technology and flashlight for mobile phone
Texas Instruments Incorporated	Calculators
Uniden HK Ltd.	LCD panels

(1)	Formerly known as Sanyo Epson Imaging Device

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
Our Products
     Our operations are organized into three reportable segments, consisting of consumer electronics and communication products (“CECP”), telecommunication components assembly (“TCA”), and LCD products (“LCDP”). The dollar amounts (in thousands) and percentages of our net sales by reportable segment and product category for the years ended December 31, 2005, 2006 and 2007 were as follows:

	Year ended December 31,
	2005		2006		2007
	Dollars (US$)	Percent	Dollars (US$)	Percent	Dollars (US$)	Percent
CECP	169,056	21%	178,320	21%	283,757	36%
TCA	570,069	72	627,199	72	413,199	53
LCDP	58,112	7	64,655	7	83,866	11
Total	797,237	100%	870,174	100%	780,822	100%
     Please refer to Note 16 “Segment Information” of our consolidated financial statements and Item 8 Financial Information Export Sales which sets forth the information of net sales to customers by geographical area.
Consumer Electronic and Communication Products, or CECP
     The consumer electronic and communication products we manufacture are focusing on high growth and mass volume products segments of consumer electronics and communications sectors, and include:
•	Mobile phone accessories such as headsets containing Bluetooth wireless technology, snap-on portable music speaker, phone cradle, snap-on FM radio adaptors, and snap-on GPS adaptors;

•	Entertainment devices such as USB web cam for interactive games, USB microphone and converter box Karaoke, and a buzzer gaming device for music quiz games;

•	Educational products such as digital pens, calculators and electronic dictionaries;

•	Optical devices such as CMOS sensor modules, camera modules for notebook computers and mobile phones and recording cameras for the automotive industry; and

•	Software development services principally for electronic dictionary products for major Japanese customers. In addition, car navigation products were also developed for potential customers.

Telecommunication Component Assembly, or TCA
     We manufacture the following subassemblies and components:
•	Color and monochrome LCD modules to display information as part of telecommunication products such as mobile phones and telephone systems. Our LCD modules could be manufactured for use in most other hand-held consumer electronic devices, such as electronic games and digital cameras.

•	RF modules for integration into mobile phones. RF modules are partially finished circuits that can be incorporated into larger products or components. They include receivers, transmitters, and transceivers. These modules could be manufactured for use in most other hand-held consumer electronic products, such as PDAs, laptop computers and other products with wireless connectivity.

•	DAB modules, which we began manufacturing in 2005, are digital audio broadcasting components that are used in digital radio products such as home tuners, kitchen radios, in-car receivers, CD players, clock radios, boom boxes, midi-systems and handheld portable devices.

•	FPC subassemblies for integration into various LCD modules

•	FPC board manufacturing for vertical integration to FPC subassembly business, this could be used for mobile phone, PDAs, office automation, laptop computers and other products which require interface connectivity.

•	Front light panels for handheld video game devices.

•	Back light panels for handheld video game devices, which we began manufacturing in October 2004.

•	1.9 high-frequency cordless telephones and home feature phones.

LCD Products, or LCDP
     LCD panels are found in numerous applications in electronics products, such as watches, clocks, calculators, pocket games, PDAs and mobile and cordless telephones, and car audio systems. We are a customized LCD panel manufacturer, and we develop each product from design concept all the way to a high quality mass producible product. Since 2003, we have also begun manufacturing customized LCD modules that include components such as backlights, FPC and Chip on Class, or COG. In 2005, Jetup began developing LCD modules for cordless and Voice-Over-Internet Protocol, or VoIP, phones. In 2007, Jetup has further extended the product application of customized LCD products to medical devices, industrial instruments, office automations and automotives.
Our Manufacturing and Assembly Capabilities
     We utilize the following production techniques:

Chip On Film, Or COF	is an assembly method for bonding integrated circuit chips and other components onto a flexible printed circuit. This process allows for greater compression of the size of a product when assembled enabling the production and miniaturization of small form factor devices like cellular phones, PDAs, digital cameras and notebook PCs. As of December 31, 2007, we had 16 COF machines. These machines connect the bump of large scale integrated, or LSI, driver onto FPC pattern with anisotropic conductive film, or ACF. These COF machines have the ability to pitch fine to 38 micrometers and a total production capacity of up to 4,400,000 chips per month.

Chip On Glass, Or COG	is a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. As of December 31, 2007, we had 23 COG lines in our principal manufacturing facilities. These machines provide an LCD of dimension of up to 200 millimeters (length)x 150 (width)x 2.2 (height), a process time of five seconds per chip, a pin pitch fine to 38 micrometers and a total production capacity of up to 4,200,000 chips per month. During 2005, our subsidiary, Jetup also started manufacturing COG LCD modules. As of December 31, 2007, Jetup had 18 COG lines and is capable of bonding 5 million units of COG LCD modules a month. They are able to bond LCD panels up to sizes of 200 millimeters x 200 millimeters x 2.2 millimeters thick, with an accuracy of five microns’ tolerance, in a cycle time of 12-15 seconds per piece.

Chip On Board, Or COB	is a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. As of December 31, 2007, we had 53COB aluminum bonding machines which provide a high speed chip bonding time of 0.25 second per 2 millimeters wire, a bond pad fine to 75 micrometers and a total production capacity of up to 3,829,000 (150 wires/board) per month. We use COB aluminum bonding in the assembly of consumer products such as digital pen, calculators, electronic dictionaries, , audio products. We also had 3COB gold ball bonding machines which provide a high speed chip bonding time of 0.072 second per 2 millimeters wire, a bond pad fine to 50 micrometers and a total production capacity of up to 500,000 (150 wires/board) per month. We use COB gold ball bonding in the CMOS camera module, which use in USB camera, notebook computer, mobile phone and digital pen.

Outer Lead Bonding, Or OLB	is an advanced technology used to connect PCBs and large-scale integrated circuits with a large number of connectors. We use this technology to manufacture complex miniaturized products, such as high-memory PDAs. As of December 31, 2007, we had three OLB machines. The machines include multi-pinned tape carrier packaged large scale integrated circuit, or TCP LSIC, bonding which is up to 280 pins, which also provide ultra thin assembly with module thickness to around one millimeter and high accuracy bonding with pin pitch to 100 micrometers. The total production capacity is 12,000 units per month.

Tape Automated Bonding With Anisotropic Conductive Film, Or TAB With ACF	is an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. As of December 31, 2007, we had 24 systems of TAB with ACF machines. The machines provide process time of 10 to 25 seconds per component, a pin pitch fine up to 150 micrometers and a total production capacity of up to 4,936,000 components per month. During 2005, Jetup also started manufacturing TAB LCD modules. As of December 31, 2007, Jetup had four TAB lines and is capable of bonding 2,000,000 pieces of TAB LCD modules a month. They are able to bond LCD panels up to sizes of 120 millimeters x 120 millimeters x 2.2 millimeters thick, with an accuracy of 10 microns’ tolerance in a cycle time of 20-25 seconds per piece.

Fine Pitch Heat Seal Technology, Or FPHS Technology	allows us to connect LCD displays to PCBs produced by COB and outer lead bonding that enables very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs. As of December 31, 2007, we had eight machines utilizing FPHS technology. The machines provide a pin pitch fine to 260 micrometers and a total production capacity of up to 268,000 units per month.

Surface Mount Technology, Or SMT	is a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as mobile display module and electronic linguistic devices. As of December 31, 2007, we had 37 SMT productions lines. The production time per chip ranges from 0.055 second per chip to 0.8 second per chip and high precision ranging from +/-0.05 millimeter to +/-0.1 millimeter. The components size ranges from 0.4 millimeter (length)x 0.2 millimeter (width) to 55 millimeters (length)x 55 millimeters (width). Ball grid array, or BGA, ball pitch is 0.4 millimeter and ball diameter is 0.2 millimeter. Flip Chip, our smallest lead/bump pitch, is 250/240UM and our smallest components spacing is 0.15 micrometers. The total production capacity is over 1 billion resistor capacitor chips per month.

Super-Twisted Nematic, Or STN, Displays	is a type of monochrome passive matrix LCD capable of providing higher information content to display systems and are typically found in applications such as cordless phones, mobile phones, MP3 players, pocket games and PDAs. Our JIC. group began producing STN LCDs in 2002. During 2005, our JIC group upgraded its two existing twisted nematic, or TN type, LCD lines to STN LCD lines. TN displays rotate the director of the liquid crystal by 90°, but STN LCD displays employ up to a 270°rotation. This extra rotation gives the crystal a much steeper voltage-brightness response curve and also widens the angle at which the display can be viewed before losing much contrast.As of December 31, 2007, our JIC group was using three automated STN lines capable of producing both TN and STN type LCDs with capacity of 150,000 pairs of glass (each sheet of glass of 360 millimeters x 400 millimeters in size) panels per month.

Lcd Back-End	is a main manufacturing process for LCD panels, and is regarded as part of the process for its finished product LCD modules. It includes the precise pure water cleaning process, scribing of LCD glass, liquid crystal insertion, sealing process and breaking process, then turns the LCD mother glass into LCD panels. Our machines can cope with 0.2millimeters + 0.2millimeters LCD mother glass up to dimension 550 millimeters x 670 millimeters, with cutting tolerance +/-0.1 millimeters. Nam Tai started mass production from September 2006, with monthly maximum production capacity of 1,800,000 units.

     As of December 31, 2007, we had eight clean rooms at our principal manufacturing facilities, which housed COB, COF, COG and Chip Scale Package capabilities for CMOS sensor modules, electronic calculators, digital camera accessories, LCD modules manufacturing. At the same date, we also have four clean rooms at another of our factories, which we use to manufacture LCD panels and modules.
     A cleanroom is an environment, typically used in manufacturing or scientific research, which has a low level of environmental pollutants such as dust, airborne microbes, aerosol particles and chemical vapors. In other words, a cleanroom has a controlled level of contamination that is specified by the number of particles per cubic meter at a specified particle size. Of our 12 clean rooms at December 31, 2007, four were class ten thousand, six were class thousand and two were class one hundred with one of them use for cleaning the clothes to be used in clean room.
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
     Currently we buy a portion of FPC boards from suppliers and attach electronic components to them in accordance with our customer’s specifications and produce FPC subassemblies. Since 2007, we also began manufacturing of these devices in our existing facility in Shenzhen. to vertically integrate this process by producing FPC boards internally
Quality Control
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
     All of our manufacturing facilities are certified under ISO 9001 quality standards, the International Organization for Standardization, or ISO’s, highest standards. The ISO is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which was the first quality system standard to gain worldwide recognition, requires a company to gather, analyze, document, monitor and make improvements where needed. Our certifications under an ISO 9001 quality standard demonstrate that our manufacturing operations meet the most demanding of the established world standards. All of our manufacturing facilities are also certified under an ISO 14001 environmental management standard, which was published in 2004 to provide a structured basis for environmental management control. In January 2007, Namtai Electronic (Shenzhen) Co. Ltd. or Namtai Shenzhen, were certified under the standard of Occupational Health and Safety Assessment Series, or OHASA, 18001:1999. OHASA 18001 is an international occupational health and safety management system specification. This demonstrated that Namtai Shenzhen had a recognized international standard in management system on occupational health and safety. As at the end of January 2007, Jetup was also certified with the compliance of the Technical Specification 16949, or TS16949. TS16949 is an automotive sector-specific quality management system requirement that uses ISO 9001: 2000 (verbatim) as its base and is required for supplying products to OEMs of automotive industry. In addition, , Namtai Shenzhen certified under International Council of Toy Industries’, or ICTI, program in May 2007 which demonstrated that Namtai Shenzhen runs in compliance with the code of business practices standard in the toy industries with fair labor treatment and care of employees’ health and safety. In November 2007, Namtai Shenzhen also completed an audit for the International Electrotechnical Commission, or IEC, Quality Assessment System for Electronic Components (IECQ) - Electrical and Electronic Components and Products — Hazardous Substance Process Management System Requirements and received IECQ 080000 certification in January 2008. This demonstrated that the control on electrical and electronic components products hazardous substance process management meets the demanding of world standard of the IEC.
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
Our Suppliers
     We purchase thousands of different component parts from numerous suppliers, which we have approved based on their quality, cost and services. For some components, we have chosen, for strategic considerations, to rely on a single supplier. We purchase components from suppliers located in Japan, China and other countries. Our general practice is to purchase components upon receipt of purchase orders from customers and pursuant to the customer’s authorization with agreed liability for purposes of minimizing our inventory risk by ordering components and parts only to the extent necessary to support the order. However, we may occasionally purchase raw materials or request suppliers to maintain buffer stock of certain supplies for particular customers based on such customer’s rolling forecasts in order to shorten the lead-time for key materials.
     The major component parts we purchase include the following:
•	Integrated circuits or “chips”, most of which we purchase presently from Cambridge Silico Radio Plc Ltd., Ricoh Company Ltd, ATI Technologies Ltd, Rohm Electronics (HK) Co., Ltd., Samsung Electronics., Ltd., Sharp Electronics (M) SDN.BHD and certain of their affiliates;

•	LCD panels, which are available from many manufacturers. In 2007, we purchased LCD panels from Suzhou Epson Co. Ltd., Safaring Technology Co. Ltd., Toshiba Matsushita Display Co. Ltd., Shantou Goworld Display (Plant II) Co. Ltd., and VBest Electronics Ltd.;

•	FPC boards, which consist of copper conductive patterns that have been etched or printed while affixed to flexible substrate materials such as polyimide or polyester, are mainly used to provide connections for electronic components and as a substrate to support these electronic devices. In 2007, we purchased FPC boards mainly from Sony Chemical Co., Ltd., Nitto Denko (HK) Co. Ltd. and NOK Mektec Corp. Ltd.;

•	Light-emitting diodes, or LEDs, are semiconductor devices that emit incoherent narrow-spectrum light when electrically biased in the forward direction. This effect is a form of electroluminescence. LEDs are small extended sources with extra optics added to the chip, which emit a complex intensity spatial distribution. We purchase LEDs primarily from Nichia Corporation; and

•	CMOS imaging sensors, which we purchase mainly from Omnivision Technologies Inc., Micron Technology Inc. and Magnachip Semiconductor Ltd. Solar cells and batteries, which are standard “off-the-shelf” items that we generally purchase in Hong Kong from agents of Japanese manufacturers or directly from companies in China; various mechanical components such as plastic parts, cables, rubber keypads, PCBs, indium tin oxide, or ITO, glass used in the production of LCD panels, and packaging materials from various local suppliers in China; and various acoustic components, which we mainly sourced from Minami Acoustics Limited, Vansonic Enterprise co. Ltd., BSE Group, Ole Wolff Elektronik A/S and Lexin (Japan) Ltd. where the manufacturing base is principally in China.

     Whenever practical, we will consider using domestic China suppliers who are often able to provide their products at lower cost than overseas suppliers and with shorter lead times.
     From time to time, there may be certain components subjected to limited allocation by certain of our suppliers due to industry-wide shortage as a result of fast growing global demand.
     In some cases, supply shortages and delays in deliveries of particular components could result in curtailed production, or delays in production. These supply shortages have contributed to an increase in our inventory levels and reduction in our margins. We expect that occasional component shortages and delays in deliveries of some components will continue to occur. If we are unable to procure sufficient quantity components in a timely fashion, we may experience production delays, which could harm our relationships with current or prospective customers and reduce our sales.
     The principal raw materials used by the Company are large scale integrated (“LSI”), circuits, semiconductors, FPC boards, LCD panels, LEDs and batteries. At times, the pricing and availability of these raw materials can be volatile, attributable to numerous factors beyond the Company’s control, including general economic conditions, currency exchange rates, industry cycles, production levels or a supplier’s tight supply. In the past, we have asked our customers to share in the increased costs of raw materials where such increased costs would adversely affect the Company’s business, results of operations and financial condition. Our customers have generally agreed when so requested in the past. We cannot assure you, however, that our customers will agree to share costs in the future and that our business, results of operations and financial condition would not be adversely affected by increased volatility of raw materials.
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
     We did not suffer a material loss resulting from the cancellation of OEM customer orders for the years ended December 31, 2005, 2006 or 2007.

Sales and Marketing
     We focus on developing close relationships with our customers at the development and design phases and continuing throughout all stages of production. We identify, develop and market new products and technologies that benefit our customers and position us as a strong EMS provider with the ability to design and develop products.
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
Seasonality
     Historically, our sales and operating results have often been affected by seasonality. Sales of products and components related to mobile phones have generally been lower in the first quarter after peaking in the fourth quarter. Sales of educational products and home entertainment devices are often higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, consumer electronics products have historically been lower in the first quarter resulting from both the closing of our factories in China for the Lunar New Year holidays and the general reduction in sales following the holiday season. As we have diversified our services for complex components, we expect that seasonality may be less of a factor affecting our business in the future.
Transportation
     Transportation of components and finished products to and from Shenzhen is by truck. Component parts purchased from Japan, Korea, Singapore and elsewhere of the world are generally shipped by air and delivered to our designated forwarders’ warehouse located in Hong Kong. To date, we have not been materially impacted by any transportation problems. However, transportation difficulties affecting air cargo or shipping, such as an extended closure of ports that materially disrupt the flow of our customers’ products into the United States, could materially and adversely influence our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incur pending resolution of the problems causing the port closures. The recent hike in crude oil price may have an upward pressure on transportation cost and this remains to be a major concern in the near future. As a higher transportation cost could adversely influence our overall margins.
Competition
     The electronic manufacturing services we provide are available from many independent sources as well as from our current and potential customers with internal manufacturing capabilities. The following table identifies those companies who we believe are our principal competitors by category of products or services we provide:

Product/Service	Competitor
EMS	➢ Celestica, Inc.
➢ Flextronics International Ltd.
➢ Hon Hai Precision Industry Co., Ltd.
➢ Jabil Circuit, Inc
➢ Sanmina-SCI Corporation

Image capturing devices and their modules	➢ Altus Technology Inc (controlled by Foxconn)
➢ Lite-On Technology Corporation
➢ Logitech International S.A.
➢ The Primax Group

Product/Service	Competitor
Mobile phone accessories	➢ Balda-Thong Fook Solutions Sdn., Bhd.
➢ Celestica, Inc.
➢ Elcoteq Network Corp.
➢ Flextronics International Ltd.
➢ Foster Corporation
➢ Foxlink Group
➢ Merry Electronics Co. Ltd.
➢ WKK International (Holdings) Ltd.

RF modules	➢ Wavecom SA
➢ WKK International (Holdings) Ltd.

Liquid crystal display, or LCD, panels	➢ Elec & Eltek International Holdings Limited
➢ Truly International Holdings Ltd.
➢ Varitronix International Ltd.

Telecommunication subassemblies and components	➢ Flextronics International Ltd.
➢ LG. Philips LCD Co., Ltd.
➢ Samsung Electronics
➢ Varitronix International Ltd.

Consumer electronic products (calculators, personal organizers and	➢ Computime Limited
linguistic products)	➢ Inventec Co. Ltd.
➢ Kinpo Electronics, Inc.
➢ VTech Holdings Limited
     Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and international logistics support and personnel resources than we do. As a result, Nam Tai positions itself as a competitive-priced EMS with niches in key product and technology categories focusing on advanced manufacturing technique and processes as well as design and development capabilities in these niche areas to compete successfully against with these organizations for the future.
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
Research and Development
     We invest in research and development for developing products, manufacturing and assembly technology that provide us with the potential to offer better and more technologically advanced services to our OEM customers or assist us in working with our OEM customers and in the design and development of future products. We plan to continue acquiring advanced design equipment and to enhance our technological expertise through continued training of our engineers and further hiring of qualified system engineers. These investments are intended to improve the speed, efficiency, costs and quality of our assembly processes.
     Additionally, we are responsible for the design and development of new products specified by our customers. We sell these products to OEM customers to be marketed to end users under the customers’ brand names. To date, we have successfully developed a number of CMOS sensor camera modules mobile phone accessories and game peripherals.

Patents, Licenses and Trademarks
     We do not have any patents, licenses or trademarks on which our business is substantially dependent. Instead, we rely on our industry expertise, knowledge of niche products and technology and strong long-term relationships with our customers and suppliers.
Organizational Structure
     The chart below shows our organizational structure of our principal operating subsidiaries at December 31, 2007 upon completion of our 2007 Reorganization and giving pro forma effect to the February 2008 sale of our entire equity interest in JIC as of that date.
The remainder of this page left blank intentionally

Nam Tai Electronic & Electrical Products Limited (NTEEP) was incorporated in June 2003 and is a holding company for the subsidiaries shown in the chart above and discussed below. Shares of NTEEP has been listed on the Hong Kong Stock Exchange since April 28, 2004.

Namtai Electronic (Shenzhen) Co., Ltd. (Namtai Shenzhen) was originally established as Baoan (Nam Tai) Electronic Co. Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the laws of China. Originally, the equity of Baoan (Nam Tai) Electronic Co. Ltd. was 70% owned by Nam Tai Electronic & Electrical Products Limited, a Hong Kong subsidiary of Nam Tai, and 30% owned by a PRC company. In 1992, the PRC company transferred all of its equity interest in the contractual joint venture to Nam Tai Electronic & Electrical Products Limited and Baoan (Nam Tai) Electronic Co. Ltd. changed its name to Namtai Electronic (Shenzhen) Co., Ltd. In December 2003, the equity interest in Namtai Shenzhen was transferred from Nam Tai Electronic & Electrical Products Limited (Hong Kong) to NTEEP and it became NTEEP’s wholly owned subsidiary. Its business was unaffected by the 2007 Reorganization and it continues to engage in the manufacture and sale of consumer electronic and telecommunications products.

Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited was established in August 2003 by the Company. In March 2004, the Company transferred the equity interest to NTEEP and this company then became a wholly owned subsidiary of NTEEP. Its principal business is to provide consultancy, administrative and data processing services to other companies in the NTEEP group.
First Rich Holdings Limited (First Rich) incorporated on November 2, 2007 in the British Virgin Islands and prior to the 2007 Reorganization was a wholly owned subsidiary of JIC. It and its subsidiaries became part of the NTEEP Group in the 2007 Reorganization.

Top Eastern Investment Limited (Top Eastern) incorporated in November 6, 2007 in Hong Kong. It continues as the wholly owned subsidiary of First Rich and the holding company of Jetup.

Jetup Electronic (Shenzhen) Co. Ltd. (Jetup) was incorporated in 1993 in China and handles the manufacturing and processing production of LCD panels and modules through its factories in Baoan County, Shenzhen and was formerly in the JIC Group. Its business remains unaffected by the 2007 Reorganization and it continues to engage in the manufacture and sale of liquid crystal display products, now part of the NTEEP Group as a consequence of the 2007 Reorganization.	Zastron Precision-Tech Limited (ZPT) was incorporated in June 2003 in the Cayman Islands. It is a wholly-owned subsidiary of NTEEP and the holding company of subsidiaries engage in the manufacture and sale of liquid crystal display modules, FPCs and FPC subassemblies. ZPT and its subsidiaries became part of the NTEEP Group in the 2007 Reorganization.

Zastron Electronic (Shenzhen) Co. Ltd. (Zastron Shenzhen) was organized as Zastron Plastic & Metal Products (Shenzhen) Ltd. in March 1992 as a company with limited liability company began producing metallic parts and PVC plastic products, much of which is used in the products manufactured in our principal manufacturing facilities. In August 2002, Zastron Plastic & Metal Products (Shenzhen) Ltd. changed its name to Zastron Electronic (Shenzhen) Co. Ltd. and expanded the nature of its business to include manufacturing of telecommunication products, LCD modules, TFT LCD modules and other products. It is one of our principal manufacturing arms, becoming part of the NTEEP Group in the 2007 Reorganization.

Zastron (Macao Commercial Offshore) Company Limited (Zastron Macao) was established in March 2004 in Macao, China and is a wholly owned subsidiary of ZPT. Its principal business is the provision of consultancy, administrative and data processing services to other companies in the Zastron group of companies and became part of the NTEEP Group in the 2007 Reorganization.

Zastron Precision-Tech (Wuxi) Co. Ltd. was established in November 2006 as a wholly owned foreign investment enterprise with limited liability and pursuant to the relevant laws of China. The Company will be engaged in the manufacturing and trading of LCD modules and other products and became part of the NTEEP Group in the 2007 Reorganization.

Zastron Precision-Flex (Wuxi) Co. Ltd. was established in November 2006 as a wholly owned foreign investment enterprise with limited liability and pursuant to the relevant laws of China. The Company will be engaged in the manufacturing and trading of FPC boards and FPC subassemblies and became part of the NTEEP Group in the 2007 Reorganization.

Property, Plant and Equipment
     Our registered office in the British Virgin Islands is located at McNamara Chambers, P.O. Box 3342, Road Town, Tortola. Corporate administrative matters in the BVI are conducted at this office through our registered agent, McNamara Corporate Services Limited. The table below lists the locations, square footage, principal use and lease expiration dates of the facilities used in our principal operations as of December 31, 2007.

				Owned(1) or
		Approximate		lease
		Square		expiration
Location		Footage	Principal Use	date
Hong Kong		3,482	Administration	2008
Macao		2,479	Administration	2009
Shenzhen, China		557,835	Principal manufacturing facilities	2043/2049	(2)
		87,462	Administration	2043/2049	(2)
		350,585	Dormitories	2043/2049	(2)
		41,528	Cafeteria	2043
		33,826	Recreational	2049
Other existing facilities
Shenzhen, China		383,547	Manufacturing LCD panels and modules	2012
		32,005	Administration
		231,262	Dormitories
		22,259	Cafeteria
		14,548	Recreational
Shekou, Shenzhen, China		12,374	Software development	2008
Tokyo, Japan		904	Software development and marketing	2009

Planned new manufacturing facilities

Wuxi, Jiangsu Province, China	(3)		FPC boards and subassemblies	2056
	(3)		LCD modules and other products	2056
Guangming, Shenzhen, China	(3)		LCD modules and other products	2057

(1)	Only the PRC government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the PRC government that gives us the right to use the land for 50 years. Similarly, the land which we have acquired in Wuxi, and will be acquiring the land in Guangming Shenzhen, will be by 50-year land lease. Our understanding of the practice as it exists today; at the expiration of the land lease, we may be given the right to renew the lease. For our other facilities, we have entered into factory building lease agreements with peasant collectives or other companies for 10 years or less.

(2)	Our principal manufacturing facilities occupy two pieces of land with 50-year land leases that we acquired in 1993 and 1999, respectively.

(3)	Raw land.
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
     Until 1996, we owned approximately ten acres of land in Hong Kong carried on our books at a cost of approximately $523,000. Between 1997 and 2007, we sold approximately 8.2 acres of this land for net proceeds of $7.77 million; realizing a gain of $7.51million. We plan to sell the remaining land and, pending the sale, to continue to carry the land at a carrying value of approximately $96,000 on our books.
Macao
     In August 2003, we established our PRC headquarters in Macao, China and set up Nam Tai Macao in Macao, China. Macao, like Hong Kong, is a Special Administrative Region of China and has introduced an incentive program to attract investments to Macao. In March and November 2004, we further established Zastron Macao and JIC Macao in Macao, China, respectively. In 2006, we relocated our principal executive offices to Macao. We currently lease three offices and all of them under two-year leases expiring in July 2009. The monthly rental costs are approximately $942, $1,167 and $824 respectively.
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
     In July1999, we purchased another vacant lot of approximately 280,000 square feet (approximately 6.5 acres) bordering our manufacturing complex located in Shenzhen, China at the relevant time at a cost of approximately $1.2 million. We have built another factory consisting of approximately 265,000 square feet of space. Construction started in September 2003 and completed in December 2004. We commenced full operations in April 2005. During 2005, we built two additional blocks of dormitories. With this new addition, our principal manufacturing facilities then consisted of approximately 557,835 square feet of manufacturing space, 87,462 square feet of offices, 266,168 square feet of dormitories and 75,354 square feet of cafeteria space and a full services recreational building. As of December 31, 2005, we had incurred $25.8 million to cover the cost of construction and fixtures and equipment for the new factory. The financing for these improvements to our manufacturing facilities was obtained from internal resources.
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
Software Development
     We leased two offices in which we conducted software development. Our Shekou, Shenzhen, China office was approximately 12,374 square feet and the lease would expire in July 2008. The monthly rental was approximately $9,300. In July 2003, we opened an office in Tokyo, Japan to expand our sales and marketing coverage in Japan for our software development business. The Tokyo office had approximately 904 square feet, which we leased under a two-year lease expiring in June 2009. The monthly rental for the Tokyo office was approximately $1,800. On March 4, 2008, we disposed all our 572,594,978 ordinary shares of JIC, holding company of the software business, to independent third party for cash in the aggregate amount of approximately $51.1 million.
Future Expansion
     In September 2005, we signed a letter of intent with The People’s Government of Baoan District, Shenzhen, PRC, to purchase approximately 1.3 million square feet of land for future expansion. This new piece of land is approximately 30 minutes driving distance from the existing facilities of the Company and is more than double the space of the land of the existing facilities. In March 2006, the Company entered into an official project investment agreement with the Guangming Hi-Tech Industrial Park, Shenzhen, PRC, to purchase the land and an initial payment of approximately $1.5 million was paid in 2006. In June 2007, we entered into an official land use transfer agreement and a supplemental agreement with Shenzhen Municipal Bureau of State Land and Resources. We paid the balance of the land price of approximately $6.8 million in the fourth quarter of 2007. We are obligated to pay a relocation allowance to the local residents of approximately $645,500, which we will make in the first half of 2008. The financing for this amount was obtained from internal resources. We plan to commence the construction of a new factory in early 2009. The Company intends to use the new facility as its PRC headquarters and also to increase manufacturing capacity. We expect the additional space to meet our capacity needs in Shenzhen to 2015.
     In addition to the expansion project to build a new factory in Shenzhen, PRC, the Company continues to implement its plans to establish an industrial presence in Wuxi, Jiangsu Province, located on the East Coast of the PRC, approximately 80 miles Northwest of Shanghai. In October 2006, we entered into the agreements with the Wuxi government for the project and in December 2006 completed the land transfer for two parcels of real property, approximately three miles apart and with approximately 470,000 square feet and 515,000 square feet respectively. The total land price for these lands was approximately $1.3 million, which we paid in the fourth quarter of 2006. We started the construction of our new Wuxi facility in January 2008 with respect to one of the parcels and we hope to begin mass production of FPC boards and FPC subassemblies there in early to mid-2009.
     We are currently considering the best ues of the second parcel of land in Wuxi and Guangming Hi-Tech Industrial Park, given the amalgamated manufacturing operations post our re-organization.
ITEM 4A. UNRESOLVED STAFF COMMENTS
We do not have any unresolved Staff comments.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “expect”, “anticipate”, “believe”, “seek”, “estimate”, “intends”, “should”, or “may”. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled
     Item 3. Key Information – Risk Factors. This section should be read in conjunction with our consolidated financial statements included as Item18 of this Report.
Operating Results
Overview
     We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD display modules, RF modules, DAB modules, FPC board, FPC subassemblies, image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, and handheld video game devices. We also manufacture finished products, including entertainment devices, mobile phone accessories and educational products.
     We assist our OEM customers in the design and development of their products and furnish full turnkey services that with our state-of-art manufacturing technologies. Our services include software development services, firmwave, and mechanical design, parts and components purchasing, product industrialization, and assembly into finished products, or electronic subassemblies with full quality testing and assurance. These services are value-added and assist us in obtaining new business. We are also capable to provide ODM services, in which we design and develop proprietary products specified by our customers that are sold by our OEM customers using their brand name.
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
Gross Margins
     Complex products generally have relatively high material costs as a percentage of total unit costs and accordingly our strategic shift to produce more of such products has historically been a factor that has adversely affected our gross margins. This is the primary reason for the decline in our gross margins between 2003 and 2007. During this period, we diversified our product mix from predominantly low complexity electronic products, including calculators and electronic dictionaries, to include more complex components and subassemblies, like LCD modules, RF modules and FPC subassemblies. Despite the lower gross margin on more complex products, we believe the opportunity for growth in the demand for these complex products justifies the shift in our strategic focus. Furthermore, we believe the experience in manufacturing processes and know-how that we have developed from producing more complex products are a competitive advantage for us relative to some of our competitors.
     The increased costs associated with developing advanced manufacturing techniques to produce complex products on a mass scale and at a low cost have also negatively impacted our gross margins. For example, in our initial production runs of LCD modules, RF modules, and color and TFT LCD modules, we experienced low production yields and other inefficiencies that caused our gross margin to decrease. Although we believe we have improved the efficiency and quality of our manufacturing processes relating to LCD modules, RF modules, and color and TFT LCD modules, we may not be able to improve or maintain our gross margin for these products. Furthermore, in 2007, we began to develop and produce FPC boards in our existing manufacturing facilities. The FPC boards are manufactured by subjecting the base materials to multiple processes, such as drilling, screening, photo imaging, etching, plating and finishing.
     The increased costs associated with developing and manufacturing the existing and other new complex products could have a negative impact on our future gross margins. The complex manufacturing processes involved in the production of complex products is also capital intensive, thereby increasing our fixed overhead costs. It has been our strategy to shift our focus more to the business of key components subassembly. The key components subassembly business generally accounts for relatively lower gross profit margin business. During 2007, the significant drop in the unit price of key component subassemblies for mobile phone further affected adversely our gross profit margins.
Income Taxes
     Under current BVI law, our income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below, and our subsidiary operating in Macao is exempted from income taxes. This would be valid unless the Macao government changes its policy towards offshore companies.
     Under current Cayman Islands law, NTEEP, ZPT and JIC are not subject to profit tax in the Cayman Islands as they have no business operations in the Cayman Islands. However, they may be subject to Hong Kong income taxes as described below since they are registered in Hong Kong.
     The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 17.5% for 2005, 2006 and 2007 to the estimated taxable income earned in or derived from Hong Kong during the applicable period.
     For 2007, the basic corporate tax rate for FIEs in China, such as our PRC subsidiaries, was 33% (30% state tax and 3% local tax). However, because all of our PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in the regions in which our subsidiaries operate in Shenzhen are not currently assessing any local tax, but that could change at any time. Moreover, several of our subsidiaries in China are entitled to certain tax benefits and certain of our subsidiaries in China have qualified for tax refunds as a result of reinvesting their profits earned in previous years in China.
     However, in March 2007, the PRC National People’s Congress promulated the new Enterprise Income Tax Law. This replaces the foreign enterprise income tax law and takes effect from January 1, 2008. The current foreign enterprise income tax law will be superseded on January 1, 2008. Under the new law, all enterprises (both domestic companies and FIEs) will have one uniform tax rate of 25%. However, PRC government allows for a five years transition period and FIEs are expected to increase their 15% tax rate gradually to 25% in year 2012. Besides, the new Enterprise Income Tax Law does not have provision for tax refund by way of capital injection its share of profits from FIEs. Thus, the Company does not expect any further benefit will be obtained after withdrawal of this tax concession from year 2008. In addition, there will be no reduction in the tax rate for FIEs which export 70% or more of the production value of their products from year 2008. Thus, the Company does not expect any further benefit for year 2008 after the implementation of the new law.
     Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the China’s tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in PRC tax laws or their interpretation or application may subject us to additional PRC taxation in the future. For example, following the implementation of the Enterprise Income Tax Law effective January 1, 2008, the State Council recently announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. As so announced, the new enterprise income tax rates are:

	Rate under EIT for enterprises	Rate under EIT for enterprises
Tax Year	previously subject to 15% tax rate	previously subject to 24% tax rate
2008	18%	25%
2009	20%	25%
2010	22%	25%
2011	24%	25%
2012	25%	25%
     Our effective tax rates were 1%, 1% and 4% for each of the three years ended December 31, 2005, 2006 and 2007 respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates of 15% were as follows:

	Year Ended December 31,
	2005	2006	2007
Applicable statutory tax rates	15%	15%	15%
Effect of loss/income for which no income tax benefit/expense is receivable/payable	(8%)	(5%)	(4%)
Tax holidays and incentives	(4%)	(3%)	(4%)
Effect of China tax concessions, giving rise to no China tax liability	(4%)	(4%)	—
Defer tax credit	—	—	(3%)
Other items which are not deductible (assessable) for tax purposes	2%	(2%)	—
Effective tax rates	1%	1%	4%
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
     In January 2002, we acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.), the parent of the TCL group of companies, for approximately $12.0 million. In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at $0.52, or RMB4.26, per A-share. The Company’s interest in TCL Corporation has then been diluted to 3.69%, represented by 95.52 million promoter’s shares of TCL Corporation after its initial public offering. As at December 31, 2005, the Company recognized an unrealized gain of $0.95 million, based on the Company’s cost of $11.97 million. The Company’s interest in TCL Corporation was recorded at fair value of $13.33 million based on a comparable companies analysis and taking into account of a liquidity discount. However, in April 2006, pursuant to the split share structure reform (“SSR”), the Company gave away 15.62% of its total shares to floating shareholders as consideration and thereafter all its restricted shares will become floating shares subject to the regulations of China Securities Regulation Commission and can become tradable 12 months from April 20, 2006, which was the first trading day after the SSR was formally implemented. The Company’s interest in TCL Corporation has been further reduced from 3.69% to 3.12%, representing 80.60 million shares. As a result of the reduction in the numbers of shares in TCL Corporation, the Company recorded a loss of $1.3 million ($1.9 million before sharing with minority interests) in the second quarter of 2006. As at December 31, 2006, the Company’s interest in TCL Corporation was recorded at fair value of $24.36 million and with an unrealized gain of $9.93 million. In April 2007, we sold all of our 80.6 million shares of TCL Corporation through the Shenzhen Stock Exchange for an aggregate of approximately $54 million, resulting in a one-off gain of approximately $28 million, net of the portion attributable to minority interests.
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
     The following details the impact of our strategic investments on our consolidated statements of income for each of the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005	2006	2007
Income (loss) from Investments Stated at Fair Value
Dividend income received from TCL Corporation:
(Loss) Gain on disposal of marketable securities	(3,686)	—	43,815
Impairment loss on marketable securities	(6,525)	—	—
Loss on marketable securities arising from split share structure reform	—	(1,869)	—
Gain on disposal of an affiliated company	3,631	—	—
Equity in loss of an affiliated company	(186)	—	—
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
Marketable Securities
     Marketable securities held by Nam Tai are principally equity securities and are classified as available-for-sale securities. Securities classified as available-for-sale are stated at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income (loss). Fair value is determined by reference to market price or analysis conducted by independent appraiser. In the event where the fair value of the securities has been below the carrying value for a period of time, we will assess whether this decline in value is other-than-temporary.
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
     In performing the annual assessment of goodwill for impairment for the years ended December 31, 2006 and 2007, the Company determined that none of the reporting units’ carrying values were close to exceeding their respective fair values.
Accruals and provisions for loss contingencies
     We make provisions for all loss contingencies when information available to us prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.
     For provisions or accruals related to litigation, we make provisions based on information from legal counsels and the best estimation of management. As discussed in Note (15b) to our consolidated financial statements, we are involved in various legal proceedings and contingencies. We assess our potential liability for the Tele-Art Inc. matter in accordance with Statement of Financial Accounting Standards No.5, “Accounting for Contingencies”, or SFAS 5. SFAS 5 requires a liability to be recorded based on our estimate of the probable cost of the resolution of a contingency. The actual resolution of this contingency may differ from our estimates. If the contingency were settled for an amount greater than our estimate, a future charge to income would result. Likewise, if the contingency were settled for an amount that is less than our estimate, a future credit to income would result.
Summary of Results
     The increase in sales was primarily because of strong growth in demand for LCD modules and FPC subassemblies. The increase in our net sales base year-over-year represents stronger demand from existing customers, as well as growth from new and existing customers.
     The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,			% increase/(decrease)
	2005	2006	2007	2006 vs 2005	2007 vs 2006
Net sales	$797,237	$870,174	$780,822	9.1%	(10.3%)
Gross profit	92,923	86,221	87,018	(7.2%)	0.9%
Operating income	52,656	42,480	40,670	(19.3%)	(4.3%)
Net income	51,306	40,756	69,503	(20.6%)	70.5%
Basic earnings per share	1.19	0.93	1.56	(21.8%)	67.7%
Diluted earnings per share	1.19	0.93	1.55	(21.8%)	66.7%
Key Performance Indicators
     The following table sets forth, for the quarterly periods indicated, certain of management’s key financial performance indicators that management utilizes to assess the Company’s operating results:

Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2006	2006	2006	2006
Sales cycle (1)	4 days	5 days	11 days	10 days
Inventory turnover (2)	14 days	15 days	14 days	13 days
Days in accounts receivable (3)	49 days	55 days	49 days	51 days
Days in accounts payable (4)	59 days	65 days	52 days	54 days

	2007	2007	2007	2007
Sales cycle (1)	6 days	11 days	9 days	12 days
Inventory turnover (2)	17 days	17 days	19 days	16 days
Days in accounts receivable (3)	45 days	53 days	48 days	52 days
Days in accounts payable (4)	56 days	59 days	58 days	56 days

(1)	The sales cycle is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable.

(2)	Inventory turnover is calculated as the ratio of inventory, net, at period end divided by year to date of cost of sales.

(3)	Days in accounts receivable is calculated as the ratio of accounts receivable, net, at period end divided by year date average daily net sales.

(4)	Days in accounts payable is calculated as the ratio of accounts payable, net, at period end divided by year to date average daily net cost of sales.
Results of Operations
     The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2005, 2006 and 2007 (amounts may not foot because of rounding).

	Year Ended December 31,
	2005	2006	2007
Net Sales	100.0%	100.0%	100.0%
Cost of sales	88.3	90.1	88.9
Gross profit	11.7	9.9	11.1
Gain on disposal of asset held for sale	—	1.1	—
Selling, general and administrative expenses	(4.2)	(3.5)	(4.7)
Research and development expenses	(0.9)	(0.9)	(1.2)
Losses arising from judgment to reinstate redeemed shares	—	(1.7)	—
Income from operations	6.6	4.9	5.2
Other (expense) income, net	0.0	(0.2)	0.3
Dividend income from marketable securities and investments	0.1	—	—
Gain on sale of subsidiaries’ shares	1.3	—	0.1
Gain on disposal of an affiliated company	0.4	—	—
Impairment loss on marketable securities	(0.8)	—	—
Loss on marketable securities arising from split share structure reform	—	(0.2)	—
(Loss) gain on disposal of marketable securities	(0.5)	—	5.6
Interest income	0.5	1.0	1.2
Interest expense	(0.1)	(0.1)	(0.1)
Income before income taxes, minority interests and equity in loss of an affiliated company	7.5	5.4	12.3
Income taxes	(0.1)	0.0	(0.5)
Income before minority interests and equity in loss of an affiliated company	7.4	5.4	11.8
Minority interests	(1.0)	(0.7)	(2.9)
Equity in loss of an affiliated company	0.0	—	—
Net income	6.4%	4.7%	8.9%
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     Net Sales. Our net sales decreased 10.3% to $780.8 million for 2007, down from $870.2 million in 2006 primarily as a consequence of a decline in business from the Telecommunication Components Assembly (“TCA”) segment. The TCA segment is dependent on demand in the mobile phone market and one of our indirect customers suffered a substantial drop in sales volume in its mobile devices business in Asia and Europe. Thus, we and other participants in the mobile phone supply chain were inevitably affected in the year 2007. Despite the business environment was extremely competitive and challenging, from our efforts focusing on sales in other segments, we were able to increase sales in both our Consumer Electronics and Communication Products (“CECP”) and LCD Products (“LCDP”) segment by 59.1% and 29.7% respectively. The increased sales levels were because of the addition of new customers and increases in sales to existing customers in these business segments.
     The distribution of revenue across our reportable segments has fluctuated, and we expect it to continue to fluctuate, as a result of numerous factors, including but not limited to increased business from new and existing customers, fluctuations in customer demand and seasonality. The dollar amounts (in thousands) and percentages of our net sales by reportable segment and product category for the years ended December 31, 2006 and 2007 were as follows:

	Year ended December 31,
	2006		2007		2007 vs 2006
	Dollars	Percent	Dollars	Percent	Percent
CECP	$178,320	21%	$283,757	36%	59.1%
TCA	627,199	72%	413,199	53%	(34.1%)
LCDP	64,655	7%	83,866	11%	29.7%

Total	870,174	100%	780,822	100%	(10.3%)

     In the CECP segment, net sales increased by about 59.1% in 2007, mainly because sales of mobile phone accessories, such as speaker stands and headsets containing Bluetooth wireless technology, increased by 48.6% or $50.3 million. Home entertainment products, such as gaming accessories and USB microphone, increased by 88.1% or $32.1 million. Sales of educational devices, mainly represented by FLY FusionTM Pentop Computers*, also increased by 53.5% or $13.7 million. Lastly, sales of optical products, mainly represented by CMOS sensor, increased by 102% or $10.1 million.
     In the TCA segment, overall sales significantly decreased by about 34.1%. This was driven primarily by the reduction in sales of LCD modules of 20.7%, or $46.4 million. Besides, sales of FPC subassemblies sharply dropped by 42% or $163.4 million.
     In the LCDP segment, overall sales increased by 29.7%, principally attributable COG products.
     Gross Profit. In terms of dollar value, gross profit for 2007, however, still increased by $0.8 million from 2006, mainly because the shift of sales mix to higher margin products in CECP segment which accounted for 36.4% of sales, compared to only 21% of net sales in 2006. As a result, gross margins increased to 11.1% of net sales in 2007 from 9.9% in 2006.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $36.6 million, or 4.7% of net sales in 2007 from $30.7 million, or 3.5% of net sales in 2006. The $5.9 million increase was mainly attributable to $1.9 million professional and related expenses incurred for professional fees and other expenses to propose and implement the 2007 Reorganization, $1.3 million in audit, legal and professional fees, $0.7 million in salaries and benefits and $2.1 million in selling expenses.
     Research and Development Expenses. Research and development expenses in 2007 increased to $9.8 million from $7.9 million in 2006 accounting for 1.2% and 0.9% of net sales for 2007 and 2006, respectively. The absolute dollar increase was primarily attributable to increases in salary and wages to employ additional engineers recruited to support our R&D activities, including our design of production processes, the development of new products and products associated with customer design-related programs.
     Provision of losses arising from the judgment to reinstate the redeemed shares. Please see the discussion of our 2006 results, below. We did not suffer comparable losses in 2007.
     Other Income (Expenses) Net. During 2007, other income was $2.2 million which mainly represented by exchange gain but was partially offset by other non-operating charges.
     Gain on Sale of Subsidiaries’ Shares. The Company has disposed 29,199,000 shares of NTEEP and 10,728,000 shares of J.I.C. in June 2007 for an aggregated gain of $0.4 million. There was no disposal of subsidiaries’ share in 2006
     Loss on marketable securities arising from split share structure reform. In April 2006, pursuant to the Split Share Structure Reform (“SSR”) of TCL Corporation, the Company’s interest in TCL Corporation has been changed from 95,516,112 promoter shares to 80,600,173 A-shares. As a result of the reduction in the numbers of shares in TCL Corporation, the Company recorded a loss of $1.3 million ($1.9 million before sharing with minority interests). The A-shares became tradable on the Shenzhen Stock Exchange after the expiration of 12 months from April20, 2006, which was the first trading day after the SSR was formally implemented. As at December 31, 2006, investment in TCL corporation was valued at the market share price with an estimated fair value of $24.36 million.
     Gain on disposal of marketable securities. In April 2007, we disposed of all 80,600,173 A shares of TCL Corporation on April 20 and April 23, 2007, through market sales on the Shenzhen Stock Exchange for an aggregate of approximately $54.0 million, resulting in a one-off gain of approximately $43.8 million.
     Interest Income. Interest income was $9.2 million, which increased $0.7 million from $8.5 million in 2006. The increase was primarily the result of higher bank and cash balances, especially after realizing the gain on the disposal of marketable securities.
     Interest Expense. Interest expense decreased to $452,000 in 2007 from $602,000 in 2006. This decrease was primarily a result of repayment of a short-term bank loan at the end of year 2006.
     Income Taxes. The Company continued to record a low effective tax rate of about 4.2% on income before income taxes and minority interests. This was entirely attributable to the income tax provision of $7.3 million, partially offset by the deferred tax credit of $3.3 million recognized during the year as a result of the enactment of the new Enterprise Income Tax Law.
     Minority Interests. Minority interest increased to $22.3 million in 2007 from $6.2 million in 2006. The increase was primarily the result of the increase in minority shareholders’ share of NTEEP’s profit to approximately $21.8 million during 2007. In addition, the minority shareholders’ share of profits of the JIC group for 2007 decreased to $459,000 from $903,000 in 2006.

     Net Income. Net income, increase to $69.5 million in 2007 from $40.8 million in 2006. The following table sets forth, for the years indicated, net income/(loss) by reportable segment expressed as a dollar amount (in millions) and as a percentage of net income.

	Year ended December 31,
	2005		2006		2007
CECP	$16.8	33%	$12.3	30%	$54.5	78%
TCA	35.2	69%	31.4	77%	16.0	23%
LCDP	3.2	6%	2.6	6%	1.3	2%
Corporate	(3.9)	(8%)	(5.5)	(13%)	(2.3)	(3%)

Total	$51.3	100%	$40.8	100%	$69.5	100%

     Net income in CECP segment increased to $54.5 million from $12.3 million. The major reason was the substantial increase in sales and resulting profit contributed in various products such as mobile phone accessories, home entertainment products and also the educational devices in 2007. Although selling, general and administrative expenses and research and development expenses were $6.1 million higher than in 2006, interest income also increased by $2.0 million and the net gain on disposal of marketable securities was $28.0 million in 2007.
     In TCA segment, net income decreased to $16.0 million from $31.4 million. The major reason was competitive pricing pressures requiring us to lower unit prices and downturn of sales of a major customer in 2007. As TCA segment experienced a less than 10% drop in business volume from existing customers for its FPC subassemblies and LCD modules and averaged gross margin dropped from 7.2% to 7.0%, gross profit dropped by $16.4 million. Even though operating expenses decreased by $0.2 million and interest income increased by $0.2 million, the resulting net income decreased by $15.4 million.
     In LCDP segment, net income decreased to $1.3 million from $2.6 million. Owing to the market competition and increase in cost of sales, gross profit dropped by about $1.5 million. Selling, general and administrative expenses also increased by $1.4 million but partially offset by a deferred tax credit of $1.5 million, thus, net income still decreased by $1.3 million.
     Year 2006 net loss in corporate segment represented by the losses arising from the judgment to reinstate redeemed shares of $14.5 million, partially offset by the $9.3 million gain on disposal of asset held for sale. In year 2007, net loss of $2.3 million was primarily due to operating expenses, partially offset by the interest income.
     Year Ended December31, 2006 Compared to Year Ended December 31, 2005
     Net Sales. Our net sales increased 9.1% to $870.2 million for 2006, up from $797.2 million in 2005. Sales of CECP, TCA and LCDP increased 5.5%, 10.0% and 11.3% respectively. The increased sales levels were because of the addition of new customers and increases in sales to existing customers in these business segments.

	Year Ended December 31,
	2005		2006		2006 vs 2005
	Dollars	Percent	Dollars	Percent	Percent
CECP	$169,056	21%	$178,320	21%	5.5%
TCA	570,069	72%	627,199	72%	10%
LCDP	58,112	7%	64,655	7%	11.3%
Total	$797,237	100%	$870,174	100%	26.8%
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
     Gain on Sale of Subsidiaries’ Shares. There was no disposal of subsidiaries’ share in 2006. In May 2005, NTEEP acquired 100% interest in Namtek Software from the Company and Asano Company Limited, and as a result of this series of linked transactions, the Company effectively disposed of 7.94% interest in Namtek Software, resulting in a gain of $1.9 million. During 2005, the Company disposed 52,574,000 million shares of NTEEP resulting in a gain of $8.2 million.
     Loss on marketable securities arising from split share structure reform. In April 2006, pursuant to the Split Share Structure Reform (“SSR”) of TCL Corporation, the Company’s interest in TCL Corporation has been changed from 95,516,112 promoter shares to 80,600,173 A-shares. As a result of the reduction in the numbers of shares in TCL Corporation, the Company recorded a loss of $1.3 million ($1.9 million before sharing with minority interests). The A-shares became tradable on the Shenzhen Stock Exchange after the expiration of 12 months from April 20, 2006, which was the first trading day after the SSR was formally implemented. As at December 31, 2006, investment in TCL corporation was valued at the market share price with an estimated fair value of $24.36 million.
     Provision of losses arising from the judgment to reinstate the redeemed shares. In the fourth quarter of 2006, we recorded $14.5 million of losses arising from a judgment rendered against us to reinstate 1,017,149 (giving effect to our three-for-one stock split and one-for-ten stock dividend that we made in 2003) shares we had redeemed in 1999 and 2002. We determined the amount of this loss after taking into account the total issue price of the 1,017,149 redeemed shares at the market price of Nam Tai shares on November20, 2006 (the date of the Judgment); the estimated costs and expenses of the Bank of China and Tele-Art Inc.’s initial liquidator that Nam Tai expects will be claimed in connection with the Privy Council litigation proceedings; and a reversal of amounts Nam Tai previously reserved in its financial statements for potential losses to be incurred as result of the share redemptions in 1999 and 2002 respectively.
     Interest Income. Interest income was $8.5 million, which increased $4.6 million from $3.9 million in 2005. The increase was primarily the result of higher average bank balances and increase in interest rate.
     Interest Expense. Interest expense increased to $602,000 in 2006 from $438,000 in 2005. This increase was primarily a result of increase in interest rates.
     Income Taxes. The Company enjoyed a low effective tax rate of about 1% on income before income taxes and minority interests as certain of our subsidiaries in PRC have continuously qualified for tax refunds as a result of reinvesting their profits earned in previous years in PRC.
     Minority Interests. Minority interest decreased to $6.2 million in 2006 from $8.0 million in 2005. The decrease was primarily the result of the decrease in minority shareholders’ share of NTEEP’s profit to approximately $5.3 million during 2006. In addition, the minority shareholders’ share of profits of the JIC group for 2006 decreased to $903,000 from $1.3 million in 2005.
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
     We had net working capital of $266.3 million at December 31, 2007 compared to net working capital of $238.1 million at December 31, 2006. We expect our working capital requirements and capital expenditures to increase in order to support future expansions of our operations through acquisition of lands, construction of new factories on these lands to be acquired and machinery purchases. It is possible that future expansions may be significant and may require the payment of cash. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.
     We currently believe that during the next twelve months, our capital expenditures will be in the range of $80 million to $100 million, principally for an office building, machinery and equipment and new factory expansion in China. We believe that our level of resources, which include cash and cash equivalents, accounts receivable and available borrowings under our credit facilities, will be adequate to fund these capital expenditures and our working capital requirements for at least the next twelve months. Should we desire to consummate significant additional acquisition opportunities or undertake additional significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.
     The following table sets forth, for the years ended December 31, 2005, 2006 and 2007, selected consolidated cash flow information (in thousands):

	Year Ended December 31,
	2005	2006	2007
Net cash provided by operating activities	$70,825	$79,811	$71,050

Net cash provided by (used in) investing activities	18,740	(8,430)	26,610

Net cash used in financing activities	(36,165)	(65,071)	(47,098)

Net increase in cash and cash equivalents	53,400	6,310	50,562

     Net cash provided by operating activities for 2007 was $71.1 million. This consisted primarily of $69.5 million of net income, adjusted for $21.5 million of depreciation and amortization, $22.3 million in minority interests and $43.8 million gain on disposal of marketable securities. Our working capital related to operating activities increased, mainly driven by a decreases in accounts receivable of $21.7 million and increase in other payables of $8.0 million, partially offset by a decrease of $18.6 million in accounts payable, an increase of $1.2 million in income taxes recoverable, an increase of $1.5 million in inventories and an increase of $3.3 million in prepaid expenses and other receivables.
     Net cash used in investing activities of $26.6 million for 2007 consisted primarily of proceeds from disposal of marketable securities of $53.9 million, proceeds from sales of subsidiaries’ shares of $7.3 million and proceeds from disposal of property, plant and equipment of $0.5 million, partially offset by capital expenditures of $13.8 million mainly consisting of purchases of machinery and equipment, which were used to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products and our prepayment for the purchase price for land -use rights of $7.5 million. In addition, the Company utilized $13.8 million to acquire additional capital shares of NTEEP and JIC in 2007.
     Net cash used in financing activities of $47.1 million for 2007 resulted primarily from $47.8 million paid to shareholders as dividends, $2.0 million in repayment of bank loans, offset by proceeds of bank loans of $2.7 million.
     Net cash provided by operating activities for 2006 was $79.8 million. This consisted primarily of $40.8 million of net income, adjusted for $19.0 million of depreciation and amortization, $14.5 million provision of losses arising from the judgment to reinstate the redeemed shares, $9.3 million gain on disposal of asset held for sale, and $6.2 million in minority interests. Our working capital related to operating activities increased, driven by an increase of $4.3 million in accounts payable and a decrease in accounts receivable of $8.1 million and $0.9 million in inventories, partially offset by a decrease $3.1 million in accrued expenses and others payables, an increase of $1.6 million in income taxes recoverable, a decrease of $0.3 million in notes payable and an increase of $1.0 million in prepaid expenses and other receivables.
     Net cash used in investing activities of $8.4 million for 2006 consisted primarily of proceeds from disposal of assets held for sale of $20.2 million and proceeds from disposal of property, plant and equipment of $420,000 partially offset by capital expenditures of $23.8 million. Besides, the Company also utilized $3.1 million to acquire additional shares in NTEEP and JIC. Capital expenditure in 2006 mainly consisted of purchases of machinery and equipment, which were used to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products.
     Net cash used in financing activities of $65.1 million for 2006 resulted primarily from $65.9 million paid to shareholders as dividends, $8.1 million in repayment of bank loans, partially offset by proceeds of bank loans of $3.5 million and proceeds from shares issued on exercise of options of $5.4 million.
     For the years ended December 31, 2006 and 2007, the Company has guaranteed loans and credit facilities of various of its subsidiaries in amounts aggregating up to $15.0 million and nil, respectively. The terms of the guarantees correspond with the terms of the underlying loan and credit facility agreements.
     We had no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect our liquidity.
Privy Council Judgment/Bank of China Litigation
     For a number of years, we have been involved in litigation against Tele-Art, its initial liquidator and the Bank of China concerning, among things, the priority of claims against Tele-Art’s insolvent estate and Nam Tai’s rights to have redeemed in 1999 and 2002 an aggregate of 1,017,149 (giving effect to our three-for-one stock split and one-for-ten stock dividend that we effected in 2003) of the common shares of Nam Tai beneficially held by Tele-Art Inc. in order to satisfy a portion of Nam Tai’s claims against Tele-Art. After several decisions by the courts of the British Virgin Islands and appeals in these proceedings, judgment was rendered on November 20, 2006 by the Lords of the Judicial Committee of the Privy Council of the United Kingdom, which required us to reinstate the 1,017,149 Nam Tai shares that we had previously redeemed from Tele-Art and deliver them to Bank of China on account of its secured claim against Tele-Art. For the year ended December 31, 2006, we accounted for the reinstatement of the shares at their fair value, i.e. the market closing price on November 20, 2006, the date of the Judgment.
     We have been advised that Bank of China sold 539,830 of the reinstated shares in early September 2007 and applied the proceeds to the secured debt that Bank of China claimed was due to it from Tele-Art. The proceeds from the sale retained by Bank of China included the amount it asserted to satisfy the obligation it claimed from

Tele-Art through the date of sale, plus a reserve of approximately $900,000 for legal costs and expenses that Bank of China has claimed for related litigation. We have been advised by our legal advisers that such retention is wrongful. We intend to issue legal proceedings against the Bank of China for such wrongful retntion and for an account of the sale proceeds retained by it is purported satisfactionj of the debts due to it. Bank of China delivered to Tele-Art’s liquidator the 477,319 shares remaining from the reinstated shares it sold. Investigations on behalf of the liquidator seeking to locate and recover additional Tele-Art assets for its estate in liquidation are ongoing. The liquidator has authorized us to utilize the cash dividends attributable to the reinstated shares for the benefit of the estate of Tele-Art (in Liquidation). We have deposited such cash dividends and will deposit proceeds realized from the sale of the remaining reinstated shares and any other assets of Tele-Art’s estate that are discovered into a segregated bank account, from which all future legal costs and other expenses relating to the liquidation of Tele-Art will be paid until its liquidation proceedings are concluded.
Capital Resources
     As of December 31, 2007, we had $272.5 million in cash and cash equivalents, consisting of cash and short-term deposits, compared to $221.1 million as of December 31, 2006. The Company has no short-term bank loans as of December 31, 2007 and December 31, 2006. Our long-term bank borrowing was $3.5 million and $2.9 million as of December 31, 2007 and December 31, 2006 respectively.
     As of December 31, 2007, we had in place general banking facilities with three financial institutions aggregating $35.2 million. The maturity of these facilities is generally up to 120 days. These banking facilities are guaranteed by one of our subsidiaries listed in Hong Kong Stock Exchange and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks’ reference lending rates. Our facilities permit us to obtain letters of credit, import facilities, trust receipt financing and shipping guarantees. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2007, we had utilized approximately $4.6 million under such general credit facilities and had available unused credit facilities of $30.6 million.
     During 2007, we had one four-year term loan and another three-year term loan. The total outstanding balance amounted to $3.5 million as of December 31, 2007 and $2.9 million as of December 31, 2006. An analysis of the term loans are as follows:

							Outstanding	Outstanding
							balance at	balance at
		Original		Amount per			December	December
	Date of	drawn	No. of	installments		First	31,2006	31, 2007
	draw down	(in million)	installments	(in millions)	Interest rate	repayment	(in millions)	(in millions)

Term Loan 1	Jul-07	$1.1	12	$0.1	0.55% over LIBOR	Oct-07	$—	$1.0
	Aug-07	$0.5	12	$0.1	0.55% over LIBOR	Nov-07	$—	$0.5
	Sep-07	$1.1	12	$0.1	0.55% over LIBOR	Dec-07	$—	$1.0

Term Loan 2	Apr-04	$1.6	16	$0.1	0.75% over LIBOR	Jul-04	$0.6	$0.2
	Jun-04	$3.6	16	$0.2	0.75% over LIBOR	Sep-04	$1.4	$0.4
	Dec-04	$1.8	16	$0.1	0.75% over LIBOR	Mar-05	$0.9	$0.4

Total							$2.9	$3.5
     Our contractual obligations, including long-term debt arrangements, capital expenditure, purchase obligations and future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2007 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments (in thousands) due by period
							2012 and
Contractual Obligation	Total	2008	2009	2010	2011	2012	thereafter

Long-term bank borrowing	$3,548	$1,990	$890	$668	$—	$—	$—
Operating leases	6,837	1,789	1,449	1,428	1,532	639	—
Capital expenditures	3,116	3,116	—	—	—	—	—
Purchase obligations	97,085	97,085	—	—	—	—	—

Total	$110,586	$103,890	$2,339	$2,096	$1,532	$639	$—

There are no material restrictions (including foreign exchange controls) on the ability of our non-China subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product or material purchases. With respect to our PRC subsidiaries, with the exception of a requirement that about 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. For 2007 or before, if dividends were paid by our PRC subsidiaries, such dividends would reduce the amount of reinvested profits and, accordingly, the refund of taxes paid would be reduced to the extent of tax applicable to profits not reinvested. However, In March 2007, PRC National People’s Congress promulgated the new Enterprise Income Tax Law which replaces the current foreign enterprise income tax law and takes effect from January 1, 2008. Profit reinvestment benefit, which we previously enjoyed, was also abolished with efect from January 1, 2008. However, we believe there is no material impact to the capital resource of the Company to provide working capital for growth and captial expenditure for coming future.
Impact of Inflation
     Inflation and deflation in China, Hong Kong and Macao has not had a material effect on our past business. During times of inflation, we have generally been able to increase the price of its products in order to keep pace with inflation.
Exchange Controls
     There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of our securities or on the conduct of our operations in Hong Kong, Macao and Cayman Islands, where the offices of some of our subsidiaries are located, or in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our PRC subsidiaries, with the exception of a requirement that about 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.
Recent Changes in Accounting Standards
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, "Fair Value Measurement”. SFAS No. 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is evaluating the impact, if any, of the adoption of SFAS No. 157. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities". SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for financial year beginning on or after November 15, 2007. The Company is evaluating the impact, if any, of the adoption of SFAS No. 159. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
     In June 2007, the Emerging Issues Task Force (“EITF”) of FASB ratified EITF Issue 06-11 "Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The Company is currently assessing the impact of EITF 06-11 on its consolidated financial position and results of operations.

     In 2007, the EITF of FASB issued EITF Issue 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF reached a consensus that nonrefundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the entity should be recorded as an asset when the advance payments are made. Capitalized amounts should be recognized as expense when the related goods are delivered or services are performed, that is, when the goods without alternative future use are acquired or the service is rendered. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The Company is evaluating the impact, if any, of the adoption of EITF 07-3. It is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.
     In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements”. SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160.
Research and Development
     Our research and development expenditure mainly comprised of salaries and benefits paid to our research and development personnel and is mainly for the development of advanced manufacturing techniques to produce complex products on a mass scale and at a low cost. We expense our research and development costs as incurred. For the years ended December 31, 2005, 2006 and 2007, we incurred research and development expenses of approximately $7.2 million, $7.9 million and $9.8 million respectively.
Trend Information
     Currently, our operations consist of three reportable segments, Consumer Electronics and Communication Products, or CEP, Telecommunication Components Assembly, or TCA, and LCD Products, or LCDP.
     We plan to continue to leverage on our solid long-term customer relationships, industry and manufacturing expertise to expand our business.
     For Consumer Electronics and Communication Products, we will continue to focus on CMOS sensor optical devices, educational products, cellular phone accessories and entertainment devices. Since June 2003, we have been able to diversify our product range from finished products to component assemblies and began manufacturing the high growth CMOS sensor modules for integration into various image-capturing devices such as cellular phones with built-in camera functions, and notebook computers popularized with Skype and such applications, as well as recently for the automotive industry. In 2007, we continued developing finished products, such as headset accessories containing Bluetooth wireless technology, and also new entertainment and educational products. In addition to our core manufacturing business for consumer electronic and communication products, we are also exploring GPS and Wi-Fi technology to expand our customer base for future growth.
     For Telecommunication Component Assembly, we will continue to focus on high-growth products that require advance technological production know-how. In addition to high-end color LCD modules, we began manufacturing FPC subassemblies in March 2003 for integration into various LCD modules and other products, like infotainment consumer electronic products which played a significant role in increasing our total turnover in the past two years. In 2006, we further increased our product line and broadened our customer base by producing DAB modules for a new European customer and PCBAs for headsets containing Bluetooth wireless technology. In order to enhance our vertical integration by moving upstream to increase profitability and support our fast-growing FPC subassembly business, we began FPC boards manufacturing in 2007. We believe that the combination of FPC boards manufacturing and FPC subassembly capability will allow us to better serve our customers and give us synergy benefits by improving our gross profit margins and broaden our product and service offering.

     From time to time, our customers have experienced significant decreases in demand for their products and services. This volatility has resulted, and may result in the future, in our customers delaying purchases of the products we manufacture for them and our customers placing purchase orders for lower volumes of products than previously anticipated. For example, during 2007 one of our indirect customers, engaged in the manufacture and sale of mobile phones and other mobile devices, suffered a substantial drop in sales volume in its mobile devices business in Asia and Europe which, in turn, adversely affected sales in our telecommunication components assembly products segment, resulting in our 2007 net sales from that segment decreasing by over $214 million, or 34.1%, from comparable 2006 net sales. To date, we have seen no signs that the decreases in demand in the mobile phone market is reversing and we accordingly expect, at least in the near term during 2008, that sales in our TCA segment will continue the trend evidenced in 2007, will decline from levels we experienced in 2006 and may decrease from TCA product sales levels we reported in 2007.
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
     It has been our strategy to continue diversifying our customer and product basis to higher value and better margin business. We will also kept on enhancing our vertical integration by moving upstream to develop and manufacture FPC boards to increase profitability and support our FPC subassembly business We believe that the growth of this business will be sufficient to offset the impact of lower gross profit margins and global trend of dropping in unit price which can continue to achieve overall growth in our profits.
Off-balance Sheet Arrangement
     For 2007, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
ITEM 6. DIRECTORS AND SENIOR MANAGEMENT
Directors and Senior Managers
     Our current directors and senior management, and their ages as of February 29, 2008, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries

M. K. Koo	63	Chairman of the Board of Nam Tai, NTEEP Group
Masaaki Yasukawa	48	Chief Executive Officer of Nam Tai and NTEEP Group
John Q. Farina	54	President and Chief Financial Officer of Nam Tai and Chief Financial Officer of NTEEP Group
L. P. Wang	51	Chief Operating Officer of Nam Tai and NTEEP Group
Karene Wong	44	Chief Executive Officer of NTEEP Business Unit
Patinda Lei	41	Chief Executive Officer of Zastron Business Unit
Ivan Chui	49	Chief Executive Officer of Jetup Business Unit
Peter R. Kellogg	65	Member of the Board of Directors
Dr. Wing Yan (William) Lo	47	Member of the Board of Directors
Charles Chu	51	Member of the Board of Directors
Mark Waslen	47	Member of the Board of Directors
     M.K. Koo. Mr. Koo has served as Chairman of the Board of Nam Tai and its predecessor companies from inception until September 1998. He then became our Senior Executive Officer, responsible for corporate strategy, finance and administration and served as the Company’s Chief Financial Officer. Mr. Koo resigned from the position of Chief Financial Officer on January 1, 2005 but maintained his role as a non-executive director of the Company. In July 2005, Mr. Koo reassumed the position as Chairman upon the resignation of Mr. Tadao Murakami but maintained his non-executive status. On June 1, 2007 Mr. Koo also assumed the position of acting Chief Executive Officer upon the resignation, effective May 31, 2007, of Warren Lee, who resigned to accept the position of Chief Executive of Yu Ming Investments Limited. Mr. Koo served as Nam Tai’s CEO until Masaaki Yasukawa joined Nam Tai as CEO effective on February 1, 2008. Mr. Koo, who continues to serve Nam Tai as its Chairman of the Board, received his Bachelor’s of Laws degree from National Taiwan University in 1970. With effect from February 2, 2007, Mr. Koo was also appointed as non-executive Chairman of NTEEP Group.
     Masaaki Yasukawa. Mr. Yasukawa joined Nam Tai group in February 2008 as its Chief Executive Officer of Nam Tai and NTEEP Group. Mr. Yasukawa started his career as a Corporate R&D engineer of Seiko

Epson Corporation in Japan in 1983. In 1985 Mr. Yasukawa was appointed to Epson America Inc. (EAI) as an engineering support manager. After he returned to Seiko Epson R&D department, Mr. Yasukawa was appointed as a Manager and later the General Manager of New Business Development department and initiated various programs of cross-divisional, multi-functional new business development. In 2003, he was appointed as the General Manager of the Business Solution Business Unit at Epson Hong Kong, starting solution-based corporate businesses targeting Hong Kong, PRC and other Asian corporate customers. One of his solution products was honored with South East Asia’s IT Award in 2003. Mr. Yasukawa has established business relationships with major corporate customers, including Mass Transit Railway, Hong Kong and Shanghai Banking Corporation, Bank of China, Town Gas in Hong Kong, and Oriental Plaza in the PRC. Mr. Yasukawa graduated from University of Tokyo, in Tokyo Japan in 1983, with a Bachelor Degree in Mechanical Engineering, and later obtained Master Degree with distinction in Business Administration from University of Michigan, Ann Arbor in 1993. Mr. Yasukawa has been selected as the only Japanese member of Hong Kong Computer Society (HKCS), and is an Asian Liaison of International Affairs Committee.
     John Q. Farina. Mr. Farina joined Nam Tai in May 2007 as its Chief Financial Officer and redesignated as President and Chief Financial Officer on February 1, 2008. With effect from February 2, 2007, he was also appointed as Chief Financial Officer of the NTEEP Group. Mr. Farina along with his strong foundation in financial management, brings over 20 years experience in high technology companies. He has over 10 years experience with Celestica Inc., a top tier electronics manufacturing services company. Mr. Farina was part of Celestica Inc’s founding management team and has held General Manager, Corporate Development and Financial Executive positions. Mr. Farina also worked for 13 years with IBM Corporation in Canada and the United States where he gained extensive experience in financial management culminating in the role Divisional Chief Financial Officer. Mr. Farina graduated from the University of Toronto with a bachelor degree in applied science in 1975. He also holds a Master Degree in Business Administration that he received in 1981 from the York University Schulich School of Business in Toronto.
     L.P. Wang. Mr. Wang was appointed to the position of Chief Operating Officer of Nam Tai. in December 2006 and in the position he oversee the production operation of Nam Tai. Mr. Wang has more than 23 years of experience in the electronics industry. He joined Nam Tai in 1997 as production engineering manager and was promoted to vice managing director in 2002. He was later promoted to Managing Director of Zastron Electronics (Shenzhen) Co. Ltd. in August of the same year. Mr. Wang left Nam Tai in February 2004 but re-joined in December 2006 as its Chief Operating Officer. Prior to joining Nam Tai in 1997, Mr. Wang held several management positions in various companies in Taiwan and Malaysia. Mr. Wang graduated from Chinese Military Academy in Taiwan.
     Karene Wong. Ms. Wong joined Nam Tai in June 1989. On January 1, 2001, Ms. Wong was promoted to Managing Director of Nam Tai Trading Company Limited, formerly known as Nam Tai Electronic & Electrical Products Limited. (Hong Kong), a Nam Tai subsidiary, and later held the position of Chairman of NTEEP from June 2003 until September 30, 2006, at which time she became Vice Chairman of NTEEP group. In November 2006, her title was changed to the Chief Executive Officer of NTEEP group. After the 2007 Reorganization , she was redesignated as Chief Executive Officer of NTEEP business unit She is responsible for overseeing the overall business of NTEEP business unit, a position in which she continues to maintain close contact with key customers and cultivates new customer relationships.
     Patinda Lei. Ms. Lei joined Nam Tai group in May 1990. In June 2002, she assumed the position of Managing Director of our subsidiary Nam Tai Telecom (Hong Kong) Company Limited and in March 2004, became the Chairman of the Board of Zastron. In early 2007, she was redesignated as Chief Executive Officer of Zastorn group. After the 2007 Reorganization, her title was changed to Chief Executive Officer of the Zastron business unit, where she continues to maintain close contact with key customers and to cultivate new customer relationships.. Ms. Lei has worked with various of the Nam Tai group companies for seventeen years specializing in promoting, generating and monitoring sales revenues on various high-end electronics products. During the period from January 10, 2006, Ms. Lei served Nam Tai as acting as announced on January 10, 2006, Ms. Patinda Lei agreed to act as Nam Tai’s CEO and CFO, remaining in those positions until November 30, 2006 and April 30, 2007, respectively. Ms. Lei graduated with a Bachelor of Sciences degree in Management Science from the Faculty of Engineering of Tokyo University of Science in Japan and holds a Master Degree in Business Administration from The Chinese University of Hong Kong.
     Ivan Chui. Mr. Chui is the co-founder of Nam Tai’s subsidiary, Jetup. Before the 2007 Reorganization , he served as Chairman of the Board of Nam Tai’s subsidiary, JIC Technology Company Limited, the holding Company of our JIC group. JIC after the 2007 reorganization, he appointed as Chief Executive Officer of Jetup business unit, which as the result of the 2007 Reorganization became part of our NTEEP group. Mr. Chui has directed Jetup’s marketing activities since its founding in 1980. He has over 20 years of experience in the LCD business and has extensive experience in doing business with Japanese companies.
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
     Dr. Wing Yan (William) Lo. Dr. Lo was elected to our Board of Directors at our annual meeting of shareholders on July 8, 2003. Dr. Lo is currently the Vice Chairman and Managing Director of I.T Limited, a well established trend setter in fashion apparel retail market in Hong Kong with stores in the PRC, Taiwan and Malaysia, which is listed on the Main Board of the Hong Kong Stock Exchange. From 2002 to 2006, Dr. Lo was the Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. From 1998 to 1999, Dr. Lo was the chief executive officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. Dr. Lo holds an M. Phil. degree and a Ph.D. degree from Cambridge University, England. He is also an Adjunct Professor of The School of Business, Hong Kong Baptist University as well as the Faculty of Business, Hong Kong Polytechnic University. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating / Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.
     Charles Chu. Mr. Chu has served on our Board of Directors from November 1987 to September 1989 and since November1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves as Chairman of our Compensation Committee, and on our Audit Committee and Nominating / Corporate Governance Committee. Mr. Chu received his Bachelor’s of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.
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
Compensation of Directors and Senior Management
     The aggregate compensation, including benefits in kind (excluding stock options) granted, during the year ended December 31, 2007 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $3.3 million.
     During the year ended December 31, 2007, we granted to our directors from our stock option plans options to purchase an aggregate of 75,000 of our common shares at exercise price of $12.42 per share. During the year ended December 31, 2007, we also granted to our senior management from our stock option plans options to purchase an aggregate of 40,000 of our common shares at exercise price of $12.13. The exercise prices of the shares covered by the options granted during 2007 were all equal to their fair market value of our shares on the date of grant and the options granted expire on the anniversary of their grant date in 2010 with respect to options granted to directors and 2011 with respect to options granted to senior management.
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
     Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, or MPF, scheme, a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. Since first establishing a subsidiary in Macao in 2003, we have enrolled all of our eligible employees in Macao into Macao’s retirement benefit scheme, or RBS. Both the MPF and RBS are available to all employees aged 18 to 64 and with at least 60days of service under the employment of Nam Tai in Hong Kong and Macao. Contributions are made by us at 5% based on the staff’s relevant income. The maximum relevant income for contribution purpose per employee is $3,000 per month. Staff members are entitled to 100% of the Company’s contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong while the benefit can be withdrawn by the employees in Macao at the end of employment contracts.
     The cost of our contributions to the staff retirement plans in Hong Kong, Macao and China amounted to $1,510,000, $1,534,000 and $1,800,000 for the years ended December 31, 2005, 2006 and 2007, respectively.
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
John Farina, President and Chief Financial Officer
Eve Leung, Corporate Secretary
Unit C, 17/F, Edificio Comercial Rodrigues
599 da Avenida da Praia Grande
Macao
Telephone: (853) 2835 6333
Facsimile: (853) 2835 6262
e-mail: shareholder@namtai.com
NYSE Listed Company Manual Disclosure
     As a foreign private issuer with shares listed on the NYSE, the Company is required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that there are no significant ways in which Nam Tai’s corporate governance standards differ from those followed by U.S. domestic companies under NYSE listing standards.
Committee Charters and Independence
     The charters for our Audit Committee, Compensation Committee and Nominating / Corporate Governance Committee are available on our website at . The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Report. Stockholders may request a copy of each of these charters from the address and phone number set forth above under “Corporate Governance Guideline”.

     Each of the members of our Board of Directors serving on our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee, and the majority of the members of our Board of Directors as a whole, are “independent” as that term is defined in Corporate Governance Rules of the NYSE.
Board Committees
Audit Committee
     The primary duties of Nam Tai’s Audit Committee are reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of independent registered public accounting firm, the scope of annual audits, the fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm and accounting practices.
     Our Audit Committee consists of three independent non-executive directors Messrs. Waslen and Chu and Dr. Lo. Mr. Waslen serves as the Chairman of the Audit Committee.
Compensation Committee
     The primary duties of Nam Tai’s Compensation Committee are to recommend (i) the compensation of the Company’s Board of Directors; (ii) compensation of any directors who are executives of the company and the chief executive officer with reference to achievement of corporate goals and objectives established in the previous year; (iii) compensation of other senior management if required by the Board; and (iv) equity based and incentive compensation programs of the Company.
     Our Compensation Committee consists of four independent non-executive directors, Messrs. Chu, Lo, Waslen and Kellogg. Mr. Chu serves as the Chairman of the Compensation Committee.
Nominating / Corporate Governance Committee
     The primary duties of Nam Tai’s Nominating / Corporate Governance Committee consist of (i) assisting the Board by actively identifying individuals qualified to become Board members consistent with criteria approved by the Board; (ii) recommending to the Board the director nominees for election at the next annual meeting of stockholders, the member nominees for the Audit Committee, Compensation Committee and the Nominating / Corporate Governance Committee on an annual basis; (iii) reviewing and recommending to the Board whether it is appropriate for such director to continue to be a member of the Board in the event that there is a significant change in the circumstance of any director that would be considered detrimental to the Company’s business or his/her ability to serve as a director or his/her independence; (iv) reviewing the composition of the Board on an annual basis; (v) recommending to the Board a succession plan for the chief executive officer and directors, if necessary; (vi) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; (vii) establishing criteria to be used in connection with the annual self-evaluation of the Nominating / Corporate Governance Committee; and (viii) developing and recommending to the Board and administering the corporate governance guidelines of the Company.
     Our Nominating / Corporate Governance Committee consists of four independent non-executive directors, Messrs. Lo, Chu, Waslen and Kellogg. Dr. Lo serves as the Chairman of the Nominating / Corporate Governance Committee.
Stock Options of Directors and Senior Management
     The following table provides information concerning the options owned by our current Directors and Senior Management as of Feb 29, 2008.

	Number of
	common shares	Exercise
	subject	price	Expiration
Name	to options	per share($)	Date
M.K. Koo	15,000	22.25	June 8, 2009
	15,000	12.42	June 7, 2010
John Quinto Farina	40,000	12.13	May 13, 2011
	50,000	9.856	Feb. 5, 2011
Masaaki Yasukawa	—	—	—
L.P. Wang	—	—	—
Karene Wong	—	—	—
Patinda Lei	—	—	—
Ivan Chui	—	—	—
Peter R. Kellogg	15,000	21.62	June 6, 2008
	15,000	22.25	June 8, 2009

	Number of
	common shares	Exercise
	subject	price	Expiration
Name	to options	per share($)	Date
	15,000	12.42	June 7, 2010
Wing Yan (William) Lo	15,000	21.62	June 6, 2008
	15,000	22.25	June 8, 2009
Charles Chu	15,000	12.42	June 7, 2010
	15,000	21.62	June 6, 2008
	15,000	22.25	June 8, 2009
Mark Waslen	15,000	12.42	June 7, 2010
	15,000	21.62	June 6, 2008
	15,000	22.25	June 8, 2009
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
     At February 29, 2008, we had options outstanding to purchase 345,000 shares under our stock option plans and options to purchase 2,529,869 shares were available for future grant under them.
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
Employees
     The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2005, 2006 and 2007.

		As at December 31,
Geographic Location	Main Category of Activity	2005	2006	2007
Shenzhen, PRC	Manufacturing	4,800	5,630	6,220
	Research and development	342	316	360
	Quality control	471	439	558
	Engineering	281	305	337
	Administration	407	417	445
	Marketing	75	89	101
	Support*	258	246	298
Total Shenzhen		6,634	7,442	8,319
Hong Kong	Administration	14	10	13
	Marketing	—	—	—
	Support*	—	—	—
Total Hong Kong		14	10	13
Macao	Administration	12	16	13
	Marketing	—	—	—
	Support*	—	—	—
Total Macao		12	16	13
Japan	Administration	1	2	1
	Marketing	1	1	2
	Research & Development	—	1	1
	Support*	—	—	—
Total Japan		2	4	4
British Virgin Islands**	Administration	1	1	—
Total British Virgin Islands		1	1	0
Grand Total		6,663	7,473	8,349

*	Employees categorized in “support” include personnel engaged in procurement, customs, shipping and warehouse services.

**	We closed our BVI office on January 1, 2007.
     Three of our subsidiaries in China have entered into collective agreements with their respective trade unions. The collective agreements usually set out the minimum standard for the wages, working hours and other benefits of the workers. The current collective agreements between our subsidiaries and its trade union will expire on December 31, 2008 and we expect that it will be renewed on an annual basis thereafter.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Shares and Options Ownership of Directors, Senior Management and Principal Shareholders
     The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of February 29, 2008, by each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management.

	Shares beneficially owned(1)
Name	Number			Percent
Peter R. Kellogg	5,841,180	(3)	(2)	13.0
M. K. Koo	5,705,786		(3)	12.8
I.A.T. Reinsurance Syndicate Ltd.	5,224,800	(3)	(2)	11.7
PowerShares Capital Management LLC and its parent Invesco Ltd.	3,182,715		(4)	7.1
Ivan Chui	545,870			1.2
Masaaki Yasukawa	—			—
John Quinto Farina	90,000		(5)	*
L. P. Wang	1,516		(6)	*
Kazuhiro Asano	—			—
Karene Wong	37,100			*
Patinda Lei	26,400			*
Charles Chu	47,500		(7)	*
Wing Yan (William) Lo	45,000		(8)	*
Mark Waslen	55,000		(9)	*

*	Less than 1%.

(1)	Pursuant to the rules of the Securities and Exchange Commission, shares of common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 44,803,735 common shares outstanding as of February 29, 2008.

(2)	Mr. Kellogg holds directly 571,380 common shares and options to purchase 45,000 common shares exercisable within 60 days of February 29, 2008. Indirectly, through I.A.T. Reinsurance Syndicate Ltd., Mr. Kellogg holds 5,224,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(3)	Mr. Koo beneficially owned 5,690,786 common shares jointly with Ms. Cho Siu Sin, Mr. Koo’s wife. He also holds directly options to purchase 30,000 common shares exercisable within 60 days of February 29, 2008.

(4)	Based on a Schedule 13G filed by Invesco Ltd. with the SEC on February 13, 2008.

(5)	Consists of 40,000 options to purchase common shares exercisable within 60 days of May 14, 2008 and 50,000 options to purchase common shares exercisable within 60 days of February 29, 2008.

(6)	Includes 1,516 common shares and that are registered to Jean S. Tsai, Mr. Wang’s wife.

(7)	Includes 2,500 common shares and options to purchase 45,000 common shares exercisable within 60 days of February 29, 2008.

(8)	Consists of options to purchase common shares exercisable within 60 days of February 29, 2008.

(9)	Includes 10,000 common shares and options to purchase 45,000 common shares exercisable within 60 days of February 29, 2008.
     To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly.
     All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of February 29, 2008, there were approximately 681 holders of record of our common shares. According to information provided to us by our transfer agent, 658 holders of record with addresses in the United States held 37,735,283 of our common shares at February 29, 2008.
     The following table reflects the percentage ownership of our common shares during the last three years by shareholders who beneficially owned 5% or more of our common shares at February 29, 2008:

	Percentage Ownership(1)
	March 1,		February 29,
	2006	2007	2008
M. K. Koo	13.1	12.7	12.7
Peter R. Kellogg (2)	13.1	13.0	12.9
I.A.T. Reinsurance Syndicate Ltd.	11.7	11.7	11.7
PowerShares Capital Management LLC and its parent	—	—	7.1

(1)	Based on 43,505,586, 44,803,735 and 44,803,735 common shares outstanding on March 1, 2006, March 1, 2007 and February 29, 2008, respectively.

(2)	Includes shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg disclaims beneficial ownership.
     The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of the Company.
Certain Relationships and Related Transactions
     Not applicable
ITEM 8. FINANCIAL INFORMATION
Financial Statements
     Our consolidated financial statements have been appended to this Form 20-F (see pages F-2 to F-41).
Legal Proceedings
     We are not a party to any legal proceedings other than routine litigation incidental to our business and there are no material legal proceedings pending with respect to our property, other than as described below.
Tele-Art and Related Litigation
     In June 1997, Nam Tai filed a petition in the British Virgin Islands for the winding up of Tele-Art Inc. on account of an unpaid judgment debt owed to Nam Tai by Tele-Art Inc. The High Court of Justice of the British Virgin Islands granted an order to wind up Tele-Art Inc. in July 1998. Tele-Art Inc. appealed to the Court of Appeal of the British Virgin Islands against the winding up order. This appeal was heard on January 13, 1999 by the Court of Appeal, which dismissed the appeal on January 25, 1999. On January 22, 1999, pursuant to our Articles of Association, we redeemed and cancelled 415,500 (see note 1 at the end of this section) shares of Nam Tai registered in the name of Tele-Art Inc. (the “First Redemption”) at a price of $3.73 per share to offset substantially all of the judgment debt of $799,000 plus interest and legal costs totaling approximately $1.7 million. Nam Tai had also previously withheld dividends on shares beneficially owned by Tele-Art Inc., which were applied towards the partial satisfaction of the said judgment debts, costs and interest.
Following the completion of the First Redemption on January 22, 1999, Nam Tai received notice that David Hague, then liquidator of Tele-Art Inc., had obtained an ex-parte injunction from the High Court preventing Nam Tai from redeeming 415,500 (see note 1 at the end of this section) shares. In September 1999, the High Court heard the application by Nam Tai dated March 22, 1994 for an inquiry into damage suffered by Nam Tai, (the “First Inquiry”), as a result of the ex-parte injunction granted to Tele-Art Inc. against Nam Tai on September 29, 1993, which prohibited Nam Tai from proceeding with a rights offering in September 1993. On August 9, 2002, the High Court delivered its decision on the First Inquiry and awarded Nam Tai damages of approximately $34.0 million.

     On July 5, 2002, upon our application, the High Court ordered the removal of David Hague’s ex-parte injunction and ordered an inquiry into damages suffered by Nam Tai as a result of the injunction (the “Second Inquiry”).
     On August 12, 2002, we redeemed and cancelled, pursuant to our Articles of Association, the remaining 509,181 (see note 2 at the end of this section) shares beneficially owned by Tele-Art Inc. (the “Second Redemption”)at a price of $6.14 per share. Including the dividends which we had withheld and credited against the judgment, this offset a further approximately $3.5 million in judgment debts owed to us by Tele-Art Inc. We recorded the $3.3 million redemption net of expenses as other income in 2002.
     In accordance with the directions given by the High Court in respect of the Second Inquiry on March 28, 2003, Nam Tai filed its points of claim on April 3, 2003 and subsequently filed amended points of claim on April 16, 2003. In breach of the said directions, David Hague failed to file his points of defense on June 20, 2003 as ordered by the court but instead, he filed an application in the High Court, inter alia, to strike out Nam Tai’s points of claim and for summary judgment on the inquiry into damages on June 20, 2003. Nam Tai thereupon applied to the High Court on August 19, 2003 for judgment against David Hague in default of defence on the basis that David Hague had not complied with the directions of the court for the filing of his points of defence to Nam Tai’s points of claim.
     Both applications were heard by the High Court on May 12, 2004. At that hearing, the Court granted David Hague leave to file his points of defence. Nam Tai filed an application for leave to appeal against this ruling on May 24, 2004. The High Court dismissed David Hague’s strike-out application on December 14, 2004 and David Hague applied for leave to appeal against the order dismissing his application on December 28, 2004. Nam Tai’s appeal and David Hague’s appeal were heard by the Court of Appeal on September 19 to 21, 2005 and that Court delivered its judgment on January 16, 2006. In this judgment, the Court of Appeal reversed the High Court’s ruling on David Hague’s application and struck out Nam Tai’s points of claim on the inquiry into damages on the ground that Nam Tai had no realistic chance of succeeding on the same. The Court also ordered costs against Nam Tai to be assessed on a prescribed costs basis. The Court further expressed the view that, in light of its dismissal of Nam Tai’s points of claim, it was not necessary to rule on Nam Tai’s appeal against the dismissal of its application for judgment in default since the point was now academic with the dismissal of Nam Tai’s points of claim.
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
     Nam Tai being dissatisfied with the judgment of the Court of Appeal denying leave to appeal applied directly to the Privy Council on November 3, 2006 for special leave to appeal to the Privy Council. Nam Tai’s application for special leave was heard by the London based Privy Council on March 29, 2007 and dismissed with costs.
     Previously, on February 4, 1999, David Hague, the then liquidator of Tele-Art Inc., filed a summons, (the “Priority Summons”), in the British Virgin Islands seeking, among other matters:
•	A declaration as to the respective priorities of the debts of Tele-Art Inc. to the Bank of China, Nam Tai, and other creditors and their respective rights to have their debts discharged out of the proceeds of the Tele-Art Inc.’s Nam Tai shares;

•	An order setting aside the First Redemption, and ordering delivery of all shares in our possession or control of to the liquidator; and

•	Payment of all dividends in respect of Tele-Art Inc.’s Nam Tai shares.
     The Priority Summons was heard by the High Court on July 29 and 30, 2002. The Court delivered its judgment on January 21, 2003 declaring that the First Redemption and set-off of dividends on the 415,500 (see note 1 at the end of this section) shares should be set aside and further that all of Tele-Art Inc.’s property withheld by Nam Tai be delivered to Tele-Art Inc. in liquidation. On February 4, 2003, Nam Tai filed an application for a stay of execution and leave to appeal the decision. The appeal was heard on January 12, 2004 and judgment was delivered on April 26, 2004. The Court of Appeal held that the First Redemption was proper and efficacious. Nam Tai was however ordered to return to the liquidator the redemption proceeds and dividends payable on the redeemed shares. David Hague obtained leave to appeal to the Privy Council on September 21, 2004 against the Court of Appeal finding that the redemption by Nam Tai was efficacious.
     The Bank of China, which had been involved in the proceedings in the High Court and Court of Appeal relating to the Priority Summons, applied to the Privy Council on December 12, 2005 for special leave to intervene and to be joined as a respondent to the Privy Council appeal of David Hague, firstly so as to be in a position to support David Hague’s appeal and secondly to appeal against that part of Court of Appeal order that declared that the redemption price for the sale of the Nam Tai shares owned by Tele-Art Inc. and redeemed by Nam Tai and all withheld dividends to be paid to the liquidator of Tele-Art Inc. rather than the Bank of China despite a finding by the BVI court that the Bank of China was a secured creditor of Tel-Art Inc. The Bank of China’s application for special leave was heard by the Privy Council on February 6, 2006. The Privy Council granted the Bank special leave to intervene in the proceedings on the ground that the matter raised important points of law.
     The Privy Council heard David Hague’s Appeal on October 9, 2006 and delivered its Judgment on November 20, 2006 (the “Judgment”). In its Judgment, the Privy Council allowed Mr. Hague’s appeal and declared that Nam Tai’s redemptions of the shares of Nam Tai owned by Tele-Art Inc on January 22, 1999 and August 12, 2002 were nullities and ordered Nam Tai to rectify its register of members, i.e., shareholders registry, to reinstate the shares it had redeemed under the First and Second Redemption, together with any other shares which have accrued by way of exchange or dividend since the redemptions. It also declared in its Judgment that the Bank of China be registered as the owner of the reinstated shares. The Judgment ordered Nam Tai to pay the costs incurred by Mr. Hague and the Bank of China in the appeal to the Privy Council. Under the terms of the Judgment, the Bank of China was entitled to have Tele-Art Inc.’s debt to Bank of China and its costs in relation to the Privy Council proceedings paid from proceeds of the sale of the reinstated Nam Tai shares.
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
     Nam Tai responded on January 23, 2007 confirming that it intended to take all necessary steps to comply with the Judgment and to this end was in the process of finalizing advice from its U.S. Securities lawyers on the proper method of reinstating the shares to the Bank of China. Nam Tai’s common shares are listed on the New York Stock Exchange. Accordingly, we applied to the NYSE to list on the NYSE the 1,017,149 shares to be reinstated and delivered to the Bank of China in accordance with the Judgment. We subsequently received notice from the NYSE that such shares had been approved for listing subject to official notice of reinstatement. Nam Tai thereafter proceeded to issue instructions to its transfer agent to reinstate these shares and to register them in the name of the Bank of China. These instructions were duly carried out and the Bank of China became the registered owner of the 1,017,149 shares.
     Nam Tai however disputed the Bank of China’s claim for payment of the dividends on the ground that this was contrary to what the Bank of China had argued in the Privy Council and in any event was not part of the Judgment.
     Nam Tai had not paid dividends on the redeemed shares since 1997 and at September 4, 2007 ( the day immediately preceding the date the Bank of China sold a portion of the redeemed shares to satisfy its claim against Tele-Art, as discussed below), the amount that would have accrued on the redeemed shares had such shares not been redeemed totaled approximately $5.6 million. The Bank of China however subsequently abandoned its claim to the dividends upon receipt of payment of their debt from the proceeds of the sale of the redeemed shares in September 2007.
     The Bank of China forwarded the share certificates in respect of 477,319 shares to Mr. Glen Harrigan, the official liquidator of Tele-Art Inc (the “Liquidator”) on September 18, 2007. In forwarding the said shares the Bank informed the Liquidator that the said shares represented the balance of the shares remaining after they had liquidated 539,830 shares, from which the Bank of China had received sale proceeds of the sum of $6,936,709.36. Thereafter the Bank by its letter of November 1, 2007 purported to give an account as to the application of such sale proceeds.
     The sale proceeds retained by the Bank of China included a provision of approximately $0.9 million as its legal costs for related litigation. Nam Tai has been advised by its legal advisers that such retention is wrongful. Nam Tai intends to commence legal proceedings against the Bank of China for such wrongful retention and for a true accounting of the sale proceeds retained by the Bank of China in payment of the amounts allegedly owing to it. Also, the Bank of China had made claims related to the liquidation of Tele-Art against Nam Tai in the High Court of Hong Kong, which claims Nam Tai is now defending. Furthermore, investigations by Nam Tai as the assignee of certain rights of actions of the liquidator of Tele-Art to recover the assets of Tele-Art are still continuing. The liquidation case of Tele-Art is therefore not expected to be completed soon but will continue for quite some time. Therefore, the cash dividends through September 4, 2007 attributable to the 539,830 redeemed shares that were sold by Bank of China and the cash dividends accruing to date and attributable to the remaining redeemed shares have been deposited into a segregated account. Similarly, future cash dividends attributable to the remaining redeemed shares will be, until such shares are liquidated, deposited in such segregated account, as will the net proceeds from the remaining shares when liquidated. From the funds so deposited, all future legal costs and other expenses relating to the liquidation of Tele-Art will be paid until the Tele-Art liquidation is completed and finalized.
     On August 25, 2005, the Liquidator filed a summons in the High Court of the BVI seeking approval of his fourth liquidator’s report. The report sought the Court’s approval of his recommendation of the amount of debt owed by Tele-Art Inc. to Nam Tai of approximately $39.0 million, to two other unsecured creditors of approximately $221,127 and to David Hague for fees and expenses as Liquidator of approximately $381,860. The report also sought the Court’s approval of Nam Tai’s proposal for the distribution of the redemption proceeds among the unsecured creditors as well as the Court’s directions on whether the Bank of China was eligible to claim any amounts against Tele-Art Inc. and, if eligible, the quantum of such debt. This liquidator’s summons was scheduled for hearing on February 20, 2006, but that hearing was postponed to a date to be fixed by the Registrar of the High Court. We anticipate that in light of the Judgment of November 20, 2006, the Liquidator may have sought to have the issues raised in its summons adjudicated by the BVI court, however to date we have received no information to this effect or otherwise as such the status at present of these proceeding remains unchanged.
     On April 11, 2005, the Bank of China also filed a summons to the High Court of the British Virgin Islands seeking orders to compel Nam Tai to pay the redemption price and dividends ordered by the Court of Appeal on the appeal of the Priority Summons to Bank of China. Nam Tai filed an affidavit of evidence in response on July 19, 2005. A determination by the Court of this proceeding has, now been rendered moot by the Privy Council Judgment and although we expect that the Bank of China will now withdraw or abandon its prosecution of these proceedings we are yet to receive confirmation to this effect or otherwise.
     The losses we incurred of $14.5 million at and through our year ended December 31, 2006 arising from the Judgment ordering reinstatement of our redeemed shares were determined by taking into account the fair value (i.e. market closing price) of our shares on November 20, 2006 (the date of the Judgment); the estimated costs and expenses of the Bank of China and David Hague that we expect will be claimed in connection with the Privy Council litigation proceedings; and a reversal of a $3.9 million provision we had made in 2003 with respect to these proceedings.
     Nam Tai has continued to vigorously pursue all legal alternatives available to recover the maximum amount of the outstanding debt from Tele-Art Inc. as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art Inc.
     In furtherance of this objective, Nam Tai commenced proceedings in September 2002 against David Hague and PriceWaterhouseCoopers for, inter alia, negligence and breach of statutory duty in their conduct of the liquidation. David Hague had submitted a letter of resignation for the post of liquidator of Tele-Art Inc. on September 3, 2002, to the High Court and his resignation was approved by the High Court on December 17, 2002., Mr. Glenn Harrigan, was then appointed by the British Virgin Islands court on July 11, 2003.
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
     Both Nam Tai and the David Hague’s application for leave to Appeal were heard by the Court of Appeal on May 9, 2006. The Court granted David Hague’s application for leave to appeal but dismissed Nam Tai’s application with costs on the ground that the matter was not one of great public importance but merely concerned the private matter of a party to litigation being aggrieved by the costs awarded to it by the Court. Nam Tai being dissatisfied with this decision applied for special leave to appeal direct to the Privy Council on November 4, 2006. This application was heard by the Privy Council on March 24, 2007 and dismissed with costs on the ground that the matter did not raise any important points of law.
     David Hague’s Appeal against the September 2005 Order of the Court of Appeal upholding the Judgment of the High Court dismissing his application to set aside service of the Claim Form on him was heard by the Privy Council in London in January 21, 2008. The Privy Council set aside the Order of the Court of Appeal and granted Mr. Hague’s application to set aside service of the Claim Form on the ground that Nam Tai, as an individual creditor, had no cause of action against David Hague and Price WaterhouseCoopers. The decision of the Privy Council effectively brought to substantive claim against David Hague and PricewaterhouseCoopers to an end.
     Nam Tai also instituted proceedings in the British Virgin Islands against UBS PaineWebber, (“UBS”), on June 20, 2005, for breach of trust with respect to UBS’s role as brokers in carrying out the terms of the September 1997 British Virgin Islands court order for the sale of Tele-Art Inc.’s Nam Tai shares in sufficient quantities to pay the debts of the Bank of China and Nam Tai. UBS subsequently filed an application challenging the jurisdiction of the Court. On July 25, 2006 however, the Court upon the application of UBS made an Order staying the BVI court proceedings pending the outcome of the New York Court proceedings which in effect dealt with almost identical matters as the BVI proceedings.
Notes:
Subsequent to November 7, 2003, the number of shares was adjusted to 457,050 to reflect the one-for-ten stock dividend effective on that date.
Subsequent to November 7, 2003, the number of shares was adjusted to 560,099 to reflect the one-for-ten stock dividend effective on that date.
Previously Reported Class Actions
     As we have previously reported, we and certain of our directors were defendants in consolidated class actions entitled Rocco vs. Nam Tai Electronics et al., Lead Case No. 03-cv-01148-JES, originally commenced on February 20, 2003 and pending in the United States District Court in the Southern District of New York. The named plaintiffs purported to represent a putative class of persons who purchased our common shares from July 29, 2002 through February 18, 2003. The plaintiffs asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to our LCD Products segment. We have filed an answer to the amended and consolidated complaint and oral argument on the plaintiffs’ most recent motion for class certification was held on February 1, 2007. Following that hearing, on August 21, 2007, the court denied the plaintiffs’ motion for class certification.
     A conference with the court was held on January 17, 2008 wherein the plaintiff indicated that he wished to proceed with his case as an individual, notwithstanding the denial of class certification. The court ordered that the parties to begin discovery within the next six months and to appear for a pretrial conference on September 16, 2008. Recently the parties reached an agreement in principle on a possible settlement of the individual action; however the agreement has not yet been concluded and there is no assurance that it will be concluded. The damages sought by the plaintiff in an individual capacity are not material to our financial condition or results of operations and accordingly we do not intend to provide further disclosure on this litigation unless an event occurs during its course that we believe would be material to investors.
Export Sales
     The following table reflects the approximate percentages of our net sales to customers by geographic area, based upon location of product delivery, for the periods years ended December 31, 2005, 2006 and 2007:

	December 31,
Geographic Areas	2005	2006	2007
China (excluding Hong Kong)	19%	31%	22%
Europe	17	15	16
Japan	2	2	3
United States	4	9	15
Hong Kong	48	30	33
North America (excluding United States)	—	—	1
Korea	7	6	4
Other	3	7	6
	100%	100%	100%
Dividends
     We have paid an annual dividend for the last fourteen consecutive years. On February 4, 2008, we announced that our dividend to be payable in 2008 would be set at $0.88 per share. Such dividends will be paid quarterly in 2008 commencing with the first quarter 2008 dividend of $0.22 per share. The following table sets forth the total cash dividends and dividends per share we have declared for each of the five years in the period ended December 31, 2007, adjusted to give effect to a three-for-one stock split effective on June 30, 2003.

	Year ended December 31,
	2003	2004	2005	2006	2007
Total dividends declared (in thousands)	$37,584	$20,424	$56,324	$66,497	$37,635
Regular dividends per share	$0.20	$0.48	$1.32	$1.44	$0.84
Special dividends	$0.80	$—	$—	$0.08	$—
Total dividends per share	$1.00	$0.48	$1.32	$1.52	$0.84
     We declared special dividends in 2003 and 2006 for the reasons described below:
     In 2003, in celebration of our fifteenth anniversary since our listing and initial public offering in 1988, our fifteenth consecutive year of profitability, and the transfer of our shares from the NASDAQ National Market to the NYSE in January 2003; and
     In 2006, in celebration of Company’s thirtieth founding anniversary and its fifth consecutive quarter of record-breaking sales.
     Under our dividend policy implemented in 2006, our Board of Directors determine and declare the amount of Nam Tai’s dividend payable in 2008 based on our 2007 operating income, our current and estimated future cash, cash flow and capital expenditure requirements at the time of the yearly declaration and such other factors as Nam Tai’s board believes reasonable and appropriate to consider in the determination and plans to announce the declared amount of that dividend. On February 4, 2008, we announced that our dividend to be payable in 2008 would be set at $0.88 per share. It is our general policy to determine the actual annual amount of future dividends, if any, based upon our growth during the preceding year. Future dividends, if any, will be in the form of cash or stock or a combination of both. We may not be able to pay dividends in the future or may decide not to declare them in any event. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future, we may not continue them in any future period.
ITEM 9. THE LISTING
     Our common shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the symbol “NTE”.
     The following table sets forth the high and low closing sales prices for our common shares for the quarters in the three-year period ended December 31, 2007:

	2005			2006			2007
			Average Daily			Average Daily			Average Daily
			Trading			Trading			Trading
	High	Low	Volume(1)	High	Low	Volume(1)	High	Low	Volume(1)

First Quarter	$28.36	$17.25	376,920	$24.27	$21.31	224,826	$15.28	$12.70	222,472
Second Quarter	27.80	19.70	302,367	23.10	21.46	173,659	14.38	11.92	244,741
Third Quarter	26.65	22.50	219,858	22.56	11.43	504,411	13.58	11.76	248,325
Fourth Quarter	25.88	21.27	238,459	16.95	12.57	317,697	13.69	11.02	236,070

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
     The following table sets forth the high and low closing sale prices of our shares for each of the last five years ended December 31, adjusted to give effect to a three-for-one stock split effective on June 30, 2003 and a one-for-ten stock dividend effective on November 7, 2003:

Year ended	High	Low	Daily Trading Volume(1)
December 31, 2007	$15.28	$11.02	238,018
December 31, 2006	24.27	11.43	305,468
December 31, 2005	28.36	17.25	283,482
December 31, 2004	34.24	13.99	532,568
December 31, 2003	42.48	6.94	597,858

(1) Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

     The following table sets forth the high and low closing sale prices of our shares during each of the most recent six months:

			Daily
			Trading
Month ended	High	Low	Volume(1)
February 29, 2008	$9.91	$8.87	322,325
January 31, 2008	11.92	8.37	440,571
December 31, 2007	11.96	11.19	252,715
November 30, 2007	12.49	11.02	197,467
October 31, 2007	13.69	12.05	256,843
September 30, 2007	13.58	12.58	232,479

(1) Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.
ITEM 10. ADDITIONAL INFORMATION
Share Capital
     Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of February 29, 2008, we had 44,803,735 common shares outstanding.
Memorandum and Articles of Association
     On December 5, 2007, we filed with the Registrar of Corporate Affairs of the British Virgin Islands, the jurisdiction of registrant’s organization, an amended Memorandum and Articles of Associations (collectively the “2007 Charter”), the instruments governing a company organized under the law of the British Virgin Islands, which are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States. The 2007 Charter, which became effective on December 5, 2007, amended and restated registrant’s Memorandum and Articles of Association, as amended, theretofore in effect. The purpose of adopting the 2007 Charter was to:
     1. Make our shares eligible for a direct registration system operated by a securities depository in accordance with Section 501.00 (B) of the rules of the New York Stock Exchange that became effective on January 1, 2008 as to companies, like us, having equity securities listed on the New York Stock Exchange prior to January 1, 2007;
     2. Make various consequential amendments to our Memorandum and Articles of Association so as to make them consistent with the BVI Business Company’s Act, 2004, as amended (the “Act”), the Act becoming effective as to us on January 1, 2007, superseding as of that date the International Business Companies Act, 1984, the relevant BVI legislation which had previously governed us;
     3. Eliminate our authority to issue bearer shares that would otherwise be permitted under BVI law, our directors believed to be inappropriate for a company with shares publicly traded in the United States;
     4. Authorize our Chief Executive Officer, Chief Financial Officer and our other officers designated by the Chairman of the Board of Directors (or the directors in the absence of designation by the Chairman of the Board of Directors), to serve as the Chairman of all meetings of shareholders in the absence of the Chairman of the Board of Directors; and
     5. Make certain other changes as are indicated Memorandum and Articles of Association.
     Under our 2007 Charter, holders of our shares:
•	Continue to be entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors;

•	Continue not to have cumulative voting rights in the election of directors; and

•	Continue to be entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law.
     Our 2007 Charter did not change that
•	all of common shares are equal to each other with respect to liquidation and dividend rights;

•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings; or

•	holders of our common shares have no preemptive rights to purchase any additional, unissued common shares.
     Pursuant to our 2007 Charter and pursuant to the laws of the British Virgin Islands, our Board of Directors without shareholder approval amend our Memorandum and Articles of Association:
•	to restrict the rights or powers of our shareholders to amend the Memorandum or the Articles;

•	to change the percentage of shareholders required to pass a resolution of shareholders to amend the Memorandum or the Articles; or

•	in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

•	to change the rights of our shareholders as described in any of the bulleted provisions set forth above in this Report.
     The power of our Board of Directors to amend our Memorandum and Articles of Association continues to include amendments to increase or reduce our authorized capital stock. Our ability to amend our Memorandum and Articles of Association without shareholder approval in this fashion could have the effect of delaying, deterring or preventing our change in control, including one involving a tender offer to purchase our common shares or to engage in a business combination at a premium over the then current market price of our shares.
     We have never had any class of stock outstanding other than our common shares nor have we ever changed the voting rights with respect to our common shares.
     Our registered office is at P.O. Box 3342, Road Town, Tortola, British Virgin Islands and we have been assigned company number 3805.
     As set forth in Clause 4 of our Memorandum of Association included in our 2007 Charter, our object or purpose is to engage in any act or activity that is not prohibited under British Virgin Islands law .
     As set forth in the following Regulations of our Articles of Association including in our 2007 Charter:
     53 provides that a director may be counted as one of a quorum in respect of any contract or arrangement in which the director is materially interested or makes with the Company.”
     46 allows the directors to vote compensation to themselves in respect of services rendered to us.
     62 provides that the directors may by resolution exercise all the powers on our behalf to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever we borrow money or as security for any of our debts, liabilities or obligations or those of any third party. These borrowing powers can be altered by an amendment to the Articles
     78 of the Articles allows us to deduct from any shareholder’s dividends amounts owing to us by that shareholder.
     8(a) provides that we can redeem shares at fair market value from any shareholder against whom we have a judgment debt.
     5(a) of the Articles provides that the Company’s registered shares may be certificated or uncertificated and shall be entered in the register of members of the Company and registered as they are issued.
     7 provides that without prejudice to any special rights previously conferred on the holders of any existing shares, any of our shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividends, voting, return of capital or otherwise as the directors may from time to time determine.
     9 provides that if at any time the capital stock is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.
     22 to 39 under applicable BVI law provide that directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of shareholders holding more than 30% of the votes of our outstanding voting shares. Other than providing, if requested, reasonable proof of a holder’s status as a holder of our shares as of the applicable record date, there is no condition to the admission of a shareholder or his or her proxy holder to our meetings of shareholders.
     There is no provision in the Articles for the mandatory retirement of directors; however, we have fixed 65 as the mandatory age of retirement for our directors. Directors are not required to own our shares in order to serve as directors.

     British Virgin Islands law and our 2007 Charter impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.
     There are no provisions in our Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.
     We filed our 2007 Charter with the Securities and Exchange Commission as Exhibit 1.1 to an Amendment to Form 8-A (Amendment No. 1) on December 13, 2007 and the provisions of our 2007 Charter may be reviewed by examining that filing.
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

     On February 6, 2007, Nam Tai’s subsidiary, Zastron Precision-Flex (Wuxi) Co. Ltd. and Rider Levett Buchnall Limited (formerly known as Levett and Bailey Quantity Surveyors Limited) entered into a Consultancy Agreement under which Rider Levett Buchnall Limited agreed to provide quantity surveying services for FPC construction project in Wuxi with estimated consultancy fee of approximately $29.6 million (i.e. approximately RMB297,300,000)(1.3% of the estimated construction cost).
     On May 1, 2007, Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co., Ltd and a local collective committee of Shenzhen Baoan District entered into a supplemental rental agreement for renting additional facilities space to be dormitory of the Nam Tai’s subsidiary with an additional rental fee of approximately $1,306 (i.e. RMB9,810).
     On May 31, 2007, Nam Tai’s subsidiary, Zastron Precision-Tech Limited and the Hong Kong Productivity Council entered into a Consultancy Agreement under which Hong Kong Productivity Council agreed to act as the project consultant of Nam Tai throughout the implementation process of Enterprise Resources Planning System Changeover Project with service fee of approximately $460,000 (i.e. HK$3,588,000).
     On June 7, 2007, Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co., Ltd. entered a Banking Facilities Letter with HSBC Bank (China) Company Limited for Namtai Electronic (Shenzhen) Co., Ltd to receive import credit facilities up to $5,000,000.
     On June 7, 2007, Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited signed a guaranty in favor of HSBC Bank (China) Company Limited with maximum liability of $5,000,000 for the banking facilities of Namtai Electronic (Shenzhen) Co., Ltd.
     On June 7, 2007, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd. entered a Banking Facilities Letter with HSBC Bank (China) Company Limited for Zastron Electronic (Shenzhen) Co. Ltd. to receive import credit facilities up to $10,000,000.
     On June 7, 2007, Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co. Ltd. entered a Banking Facilities Letter with HSBC Bank (China) Company Limited for Jetup Electronic (Shenzhen) Co. Ltd. to receive import credit facilities up to approximately $90 million (i.e. HK$70,000,000) and 3 years HK dollars loan up to approximately $5.1 million (i.e.HK$40,000,000).
     On June 7, 2007, Nam Tai’s subsidiary, J.I.C. Technology Company Limited signed a guaranty in favor of HSBC Bank (China) Company Limited with maximum liability of approximately $14.1 million (i.e.HK$110,000,000) for the banking facilities of Jetup Electronic (Shenzhen) Co., Ltd. This guaranty was terminated on December 31, 2007 and replaced by a new guaranty signed by Nam Tai Electronic & Electrical Products Limited with same terms and conditions as a part of Nam Tai’s reorganization.
     On June 22, 2007, Nam Tai signed a guaranty in favor of HSBC Bank (China) Company Limited with maximum liability of $10,000,000 for the banking facilities of Zastron Electronic (Shenzhen) Co. Ltd. This guaranty was terminated on December 31, 2007 and replaced by a new guaranty signed by Nam Tai Electronic & Electrical Products Limited with same terms and conditions as a part of Nam Tai’s reorganization.
     On June 30, 2007, Shenzhen Municipal Bureau of State Land and Resources assigned by Land Use Transfer Agreement and Supplemental Agreement the land use right of No. A614-0377 Plot located in Shenzhen Guangming Hi-Tech Industrial Park to Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd., in exchange for payment by Nam Tai’s subsidiary of approximately $7.5 million.
     On July 30, 2007, Nam Tai’s subsidiary, Zastron Precision-Tech Limited and Parsons Brinckerhoff (Asia) Ltd. entered into a Design Consultancy Agreement under which Parsons Brinckerhoff (Asia) Ltd. agreed to act as he design consultancy for the construction project of FPC facilities in Wuxi with service fee of approximately $583,000 (i.e.HK$4,550,000).
     On July 30, 2007, Nam Tai’s subsidiary, Zastron Precision-Flex (Wuxi) Co. Ltd. and Parsons Brinckerhoff Constructors (Shanghai) Company Limited entered into a Project Management Agreement under which Parsons Brinckerhoff Constructors (Shanghai) Company Limited agreed to project management service for the construction project of FPC facilities in Wuxi with service fee of approximately $1.1 million (i.e.RMB8,300,000).
     On September 5, 2007, Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd entered into a Supplemental Loan Agreement for extending the repayment term for a loan of $18,660,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd. in accordance with the loan agreement dated March 30, 2004 with effective period from March 31, 2006 to March 30, 2007.
     On September 5, 2007, Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd entered into a Supplemental Loan Agreement for extending the repayment term for a loan of $18,660,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd. in accordance with the loan agreement dated March 30, 2004 with effective period from March 31, 2007 to March 30, 2008.

     On September 5, 2007, Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd entered into a Supplemental Loan Agreement for extending the repayment term for a loan of $5,840,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd. in accordance with the loan agreement dated August 1, 2004 with effective period from July 14, 2006 to July 13, 2007.
     On September 5, 2007, Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd entered into a Supplemental Loan Agreement for extending the repayment term for a loan of $5,840,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd. in accordance with the loan agreement dated August 1, 2004 with effective period from July 14, 2007 to July 13, 2008.
     On September 24, 2007, Nam Tai and its subsidiary, J.I.C. Technology Company Limited entered into a Sales and Purchase Agreement for selling 91% interest in Jetup Electronic (Shenzhen) Co. Ltd. from J.I.C. Technology Company Limited to Nam Tai with a consideration of approximately $44.5 million (i.e.HK$347,408,313.53) as a part of Nam Tai’s reorganization.
     On September 24, 2007, Nam Tai and its subsidiary, Nam Tai Electronic & Electrical Products Limited entered into a Sales and Purchase Agreement for selling 91% interest in Jetup Electronic (Shenzhen) Co. Ltd. and the entire equity of Zastron Precision-Tech Limited from Nam Tai to Nam Tai Electronic & Electrical Products Limited with a consideration of approximately $349,891,833.33 (i.e.HK$2,729,156,300) as a part of Nam Tai’s reorganization.
     On October 5, 2007, Nam Tai and its subsidiary, J.I.C. Technology Company Limited entered into a Supplemental Sales and Purchase Agreement for selling 91% interest in Jetup Electronic (Shenzhen) Co. Ltd. from J.I.C. Technology Company Limited to Nam Tai with a consideration of approximately $44.5 million (i.e.HK$347,408,313.53) and subject to the completion of the sale of Shenzhen Namtek Co. Ltd. and Namtek Japan Company Limited from Nam Tai Electronic & Electrical Products Limited to J.I.C. Technology Company Limited as a part of Nam Tai’s reorganization.
     On October 5, 2007, Nam Tai’s two subsidiaries Nam Tai Electronic & Electrical Products Limited and J.I.C. Technology Company Limited entered into a Sales and Purchase Agreement for selling entire equity of Shenzhen Namtek Co. Ltd. and Namtek Japan Company Limited from Nam Tai Electronic & Electrical Products Limited to J.I.C. Technology Company Limited with a consideration of approximately $10.3 million (i.e.HK$80,500,000) as a part of Nam Tai’s reorganization.
     On November 6, 2007, Nam Tai’s two subsidiaries, J.I.C. Technology Company Limited and Jetup Electronic (Shenzhen) Co. Ltd. entered into an External Loan Agreement for borrowing a loan of approximately $1.3 million (i.e.HK$10,500,000) form J.I.C, Technology Company Limited to Jetup Electronic (Shenzhen) Co. Ltd. with effective period from November 7, 2007 to November 6, 2008.
     On November 15, 2007, Nam Tai’s two subsidiaries, J.I.C. Technology Company Limited and Jetup Electronic (Shenzhen) Co. Ltd. entered into an External Loan Agreement for borrowing a loan of approximately $1.4 million (i.e.HK$11,000,000) from J.I.C. Technology Company Limited to Jetup Electronic (Shenzhen) Co. Ltd. with effective period from November 16, 2007 to November 15, 2008.
     On November 28, 2007, Nam Tai and its subsidiary, J.I.C. Technology Company Limited entered into a Supplemental Sales and Purchase Agreement for selling the entire equity in Jetup Electronic (Shenzhen) Co. Ltd. from J.I.C. Technology Company Limited to Nam Tai with a consideration of approximately $48.9 million (i.e.HK$381,767,378) as a part of Nam Tai’s reorganization.
     On November 28, 2007, Nam Tai’s two subsidiaries Nam Tai Electronic & Electrical Products Limited and J.I.C. Technology Company Limited entered into a Supplemental Sales and Purchase Agreement for selling entire equity of Shenzhen Namtek Co. Ltd. and Namtek Japan Company Limited from Nam Tai Electronic & Electrical Products Limited to J.I.C. Technology Company Limited with a consideration of approximately $10.3 million (i.e. HK$80,500,000) (comprising HK$654,333 for the sale of Namtek Japan Company Limited and HK$79,845,667 for the sale of Shenzhen Namtek Co. Ltd.) as a part of Nam Tai’s reorganization.
     On November 28, 2007, Nam Tai and its subsidiary, Nam Tai Electronic & Electrical Products Limited entered into a Supplemental Sales and Purchase Agreement for selling the entire equity in Jetup Electronic (Shenzhen) Co. Ltd. and the entire equity of Zastron Precision-Tech Limited from Nam Tai to Nam Tai Electronic & Electrical Products Limited with a consideration of approximately $353.1 million (i.e.HK$2,754,530,000) as a part of Nam Tai’s reorganization.
     On November 30, 2007, Nam Tai’s subsidiary, Zastron Precision-Tech Limited and SAP Hong Kong Co. Limited entered into a Professional Service Agreement, SAP Software End-User Value License Agreement for the purchase of the SAP Enterprise Resource Planning Software, together with its services of installation and implementation with a sum of approximately $1.4 milllion (i.e.HK$11,032,529).

     On November 30, 2007, Nam Tai’s two subsidiaries Nam Tai Electronic & Electrical Products Limited and Best Whole Holdings Limited entered into a Sales and Purchase Agreement for selling entire equity of Shenzhen Namtek Co. Ltd. from Nam Tai Electronic & Electrical Products Limited to Best Whole Holdings Limited with a consideration of $800,000 as a part of Nam Tai’s reorganization.
     On November 30, 2007, Nam Tai’s two subsidiaries J.I.C. Technology Company Limited and Top Eastern Investment Limited entered into a Sales and Purchase Agreement for selling entire equity of Jetup Electronic (Shenzhen) Co. Ltd. from J.I.C. Technology Company Limited to Top Eastern Investment Limited with a consideration of approximately $23.2 million (i.e.HK$181,200,000) as a part of Nam Tai’s reorganization.
     On December 18, 2007, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd. agreed by a guarantee letter to Shenzhen Baoan District High and New Technology Industrial Park Development Committee to subsidize the relocation allowance to local residents located on the land of No.A614-0377 Plot located in Shenzhen Guangming Hi-Tech Industrial Park in a sum up to approximately $644,000.
     On December 28, 2007, Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Product Limited and Top Eastern Investment Limited entered into a loan agreement for a loan of approximately $3.1 million (i.e.HK$24,107,111) to be paid from Nam Tai Electronic & Electrical Product Limited to Top Eastern Investment Limited on December 31, 2008 as a part of Nam Tai’s reorganization.
     On December 31, 2007, Nam Tai’s three subsidiaries, J.I.C. Technology Company Limited, Top Eastern Investment Limited and Jetup Electronic (Shenzhen) Co. Ltd. entered into a Deed of Assignment for assigning a loan to Jetup with an amount of $2.8 million (i.e.HK$21,500,000) from J.I.C. Technology Company Limited to Top Eastern Investment Limited as a part of Nam Tai’s reorganization.
     On December 31, 2007, Nam Tai’s two subsidiaries, J.I.C. Technology Company Limited and Top Eastern Investment Limited entered into a Deed of Release for releasing and discharging Top Eastern Investment Limited from all obligation to repay the consideration sum of approximately $23.2 million (i.e.HK$181,200,000) due and owing to J.I.C. Technology Company Limited for the sale the entire equity in Jetup Electronic (Shenzhen) Co. Ltd. from J.I.C. Technology Company Limited to Top Eastern Investment Limited as a part of Nam Tai’s consideration.
     On December 31, 2007, Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Products Limited and Best Whole Holdings Limited entered into a Deed of Release for releasing and discharging Best Whole Holdings Limited from all obligation to repay the consideration sum of $800,000 due and owing to Nam Tai Electronic & Electrical Products Limited for the sale the entire equity in Shenzhen Namtek Co. Ltd. from Nam Tai Electronic & Electrical Products Limited to Best Whole Holdings Limited as a part of Nam Tai’s consideration.
     On December 31, 2007, Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co., Ltd. entered a Banking Facilities Letter with HSBC Bank (China) Company Limited for Jetup Electronic (Shenzhen) Co. Ltd. to change the guarantor from J.I.C. Technology Company Limited to Nam Tai Electronic & Electrical Products Limited for import credit facilities up to approximately $89.7 million (i.e.HK$70,000,000) and 3 years HK dollars loan up to approximately $5.1 million (i.e.HK$40,000,000)
     On December 31, 2007, Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited signed a guaranty in favor of HSBC Bank (China) Company Limited with maximum liability of approximately $14.1 million (i.e.HK$110,000,000) for the banking facilities of Jetup Electronic (Shenzhen) Co., Ltd.
     On December 31, 2007, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd entered a Banking Facilities Letter with HSBC Bank (China) Company Limited for Zastron Electronic (Shenzhen) Co. Ltd to change the guarantor from Nam Tai Electronics, Inc. to Nam Tai Electronic & Electrical Products Limited
     On December 31, 2007, Nam Tai Electronics & Electrical Products Limited signed a guaranty in favor of HSBC Bank (China) Company Limited with maximum liability of $10,000,000 for the banking facilities of Zastron Electronic (Shenzhen) Co. Ltd.
     On December 31, 2007 Nam Tai’s subsidiary, Nam Tai Electronics & Electrical Products Limited and Jetup Electronic (Shenzhen) Co. Ltd. entered a Banking Facilities Letter with Shanghai Commercial Bank Ltd. with maximum liability of $5,000,000 for the banking facilities of Jetup Electronic (Shenzhen) Co. Ltd
     On February 6, 2008, Nam Tai Electronics, Inc. and Hong Kong Energy (Holdings) Limited, a subsidiary of HKC (Holdings) Limited (“HKC”) entered into an Exclusivity Agreement for Nam Tai to sell and HKC agreed to purchase Nam Tai’s entire equity interest in J.I.C. Technology Company Limited
     On February 26, 2008, Nam Tai Electronics, Inc. and HKC (Holdings) Limited entered into a Share Purchase Agreement for Nam Tai to sell and HKC agreed to purchase Nam Tai’s entire equity interest in J.I.C. Technology Company Limited for approximately $51.1 million.

Exchange Controls
     There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai’s securities or on the conduct of our operations in Hong Kong, Macao, Cayman Islands or the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our subsidiaries in China, with the exception of a requirement that 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flow.
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
     Distributions on Our Common Shares
     Subject to the passive foreign investment company, or PFIC, considerations discussed below, the gross amount of any cash distribution or the fair market value of any property distributed that you receive with respect to our common shares generally will be subject to tax as ordinary income to the extent such distribution does not exceed our current or accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. Such income will be includable in your gross income on the date of receipt. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a PFIC. We have not determined whether we were a PFIC in 2007, but we may have been so, and we may become a PFIC for the current taxable year of 2008. Therefore, no assurances can be made regarding our Company’s status as a qualified foreign corporation. To the extent any distribution exceeds our E&P, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as capital gain. Because we are not a United States corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us.
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
•	you will recognize capital gain or loss equal to the difference (if any) between:

•	the amount realized on such sale, exchange or other taxable disposition and

•	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.
     PFIC Considerations
     A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.
     If we are classified as a PFIC in any taxable year, (i) U.S. Holders will generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain (generally, pledges of our common shares would be considered sales for these purposes) and (ii) certain distributions paid by us to our U.S. Holders will also be subject to an interest charge. In addition, we may be unable or unwilling to provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income. However, if we are a PFIC, U.S. Holders may elect to “mark-to-market” our stock as long as our common shares are considered to be readily tradable on an established securities market within the United States, which could potentially ameloriate certain of the adverse U.S. federal income tax consequences to U.S. Holders that would result if we were classified as a PFIC.
     An actual determination of PFIC status is factual in nature. We have not determined whether we were a PFIC for the 2007 taxable year, but we may have been so. In addition, we may become a PFIC for the current taxable year of 2008. Accordinaly, there can be no assurance that we have not or will not be classified as a PFIC. Given the complexity of the issues regarding our classification as a PFIC, U.S. Holders are urged to consult their own tax advisors for guidance as to our PFIC status.
Non-U.S. Holders
     If you are not a U.S. Holder, you are a “Non-U.S. Holder.”
     Distributions on Our Common Shares
     You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our common shares unless:
•	you conduct a trade or business in the United States and

•	the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

•	If you meet the two tests above, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

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
     You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S.Holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.
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
British Virgin Islands Tax Considerations
     Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common equity, such as our common shares, who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common equity and is not liable to the British Virgin Islands for income tax on gains realized on sale or disposal of such shares. Furthermore, there are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on persons who are not residents of the British Virgin Islands. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the Business Companies Act 2004 (formerly known as International Business Companies Act).
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
     In the past, we faced a significant foreign exchange risk resulted from material purchases we made in Japanese yen. Approximately 3%, 11%, and 8% respectively, of our material costs were in Japanese yen during the years ended December 31, 2005, 2006 and 2007, respectively, and sales we made in yen only accounted for 2%, 9% and 7%, respectively, of our sales for each of the last three years. Net expenses we paid in Japanese yen when translated to U.S. dollars were not material to us during 2006 or 2007.Our business and operating results could be materially and adversely affected in the event of a severe increase in the value of the Japanese yen to the U.S. dollars at a time when our sales made in Japanese yen are insufficient to cover our material purchases in Japanese yen.

     73% of our total non-material costs and expenses in RMB during the year ended December 31, 2007. This currency was stronger against the U.S. dollars during the year ended year ended December 31, 2007 compared to the year ended December 31, 2006 so expenses we paid in China with RMB translated into more dollars than they would have in 2006.
     Immediately prior to July 21, 2005 the exchange rate between the RMB and the U.S. dollars has varied by less than one-tenth of 1%. However, on July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollars by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximate 2.4% appreciation in the value of the RMB against the U.S. dollars at the end of 2005, from the July 21, 2005 RMB adjustment, a 3.3% appreciation at the end of 2006 as compared to the end of 2005 and a further 6.5% appreciation at the end of 2007 as compared to the end of 2006.
     This appreciation of RMB against U.S. dollars resulted in an increase in our total costs and expenses of approximately 0.9% during 2007 based on the difference between sales versus costs and expenses incurred in RMB. If the RMB had been 1% and 5% less valuable against the U.S. dollars than the actual rate as of December 31, 2007, which was used in preparing our audited financial statements as of and for the year ended December 31, 2007, our net asset value, as presented in U.S. dollars, would have been reduced by $642,000 and $3.2 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $642,000 and $3.2 million, respectively. Had rates of the RMB been 10% higher relative to the U.S. dollars during 2007, our operating expenses would have increased $7.3 million as a result of expenses we paid in RMB during 2007.
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
     As of December 31, 2007, we held no option or future contracts and during the year and we did not purchase or sell any commodity or currency options. We are continuing to review our hedging strategy and there can be no assurance that we will not suffer losses in the future as a result of hedging activities.
     The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents on our balance sheet at December 31, 2006 and 2007:

	Equivalent U.S. Dollar holdings at
	December 31,
	2006	2007
Currencies included in cash and cash equivalents
United States dollars	205,648,000	157,032,000
Chinese renminbi	8,552,000	56,313,000
Japanese yen	3,851,000	2,005,000
Hong Kong	3,026,000	57,095,000
Macao Patacas	7,000	14,000
Interest Rate Risk
Short-term interest rate risk
     Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and short-term borrowings are subject to interest rate changes. Cash on hand of $272.5 million as of December 31, 2007 was invested in short-term interest-bearing investments having a maturity of three months or less. As such, interest income will fluctuate with changes in short-term interest rates. In 2007, we had $9.2 million in interest income and $0.5 million in interest expense.
     As of December 31, 2006 and 2007, we had utilized approximately $4.5 million and $4.6 million of our credit facilities, including $4.5 million and $4.6 million in short-term notes payable but no short-term bank loans, respectively, resulting in minimal interest rate risk.
Long-term interest rate risk
     As of December 31, 2007, we had $3.5 million in long-term bank borrowing, including the current portion of $2.0 million.

     Our long-term bank borrowing consisted of a $1.6 million term loan obtained in April 2004, has a term of four years and bear interest at a rate of 0.75% over three months’ LIBOR repayable in 16 quarterly installments of $100,000 beginning July 2004. The outstanding balance as of December 31, 2007 was $0.2 million. A $3.6 million term loan obtained in June 2004 has a term of four years and bears interest at a rate of 0.75% over three months’ LIBOR repayable in 16 quarterly installments of $225,000 beginning September, 2004. The outstanding balance as of December 31, 2007 was $0.4 million. A $1.8 million term loan obtained in December 2004 has a term of four years and bears interest at a rate of 0.75% over three months’ LIBOR repayable in 16 quarterly installments of $112,500 beginning March 2005. The outstanding balance as of December 31, 2007 was $0.4 million.
     In July 2007, a $1 million loan with 3 years term obtained and bear interest at a rate of 0.55% over three months’ LIBOR repayable in 12 quarterly installments of $88,000 beginning October 2007. The outstanding balance as of December 31, 2007 was $1.0 million. A $0.5 million term loan obtained in August 2007 has a term of three years and bears interest at a rate of 0.55% over three months’ LIBOR repayable in 12 quarterly installments of $45,000 beginning November 2007. The outstanding balance as of December 31, 2007 was $0.5 million. A $1.1 million term loan obtained in September 2007 has a term of three years and bears interest at a rate of 0.55% over three months’ LIBOR repayable in 12 quarterly installments of 90,000 beginning December 2007. The outstanding balance as of December 31, 2007 was $1.0 million.
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
     Nam Tai’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on the assessment, Nam Tai’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective based on these criteria.

Attestation Report of the Registered Public Accounting Firm
     The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm with a report to the Shareholders and the Board of Directors of Nam Tai as below:
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FIRM
To the shareholders and the Board of Directors of Nam Tai Electronics, Inc.:
     We have audited the internal control over financial reporting of Nam Tai Electronics, Inc. and its subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Untied States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company, and our report dated March 17, 2008 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.
/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
March 17, 2008

Changes in internal control over financial reporting
     There were no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2007, the period covered by this Annual Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.
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
John Farina, President and Chief Financial Officer
Eve Leung, Corporate Secretary
Unit C, 17/F, Edificio Comercial Rodrigues
599 da Avenida da Praia Grande
Macao
Telephone: (853) 2835 6333
Facsimile: (853) 2835 6262
e-mail: shareholder@namtai.com
ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the fiscal years for the three-year period ended December 31, 2007, for which audited financial statements appeared in this annual report on Form 20-F. The independent registered public accounting firm is elected annually at the Annual Meeting of shareholders. The Audit Committee will propose to the Annual Meeting of Shareholders convening on June 6, 2008 that Deloitte Touche Tohmatsu be re-elected as independent registered public accounting firm of the Company for 2008.
     The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in 2006 and 2007.

	2006	2007
	(in thousands)
Audit Fees (1)	$1,116	$1,573
Audit-related Fees (2)	42	452
Tax Fees (3)	23	8
All Other Fees (4)	42	156

Total	$1,223	$2,189

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

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
     During 2006 and 2007, approximately 59.3% and 73.3%, respectively, of the total audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable
ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not Applicable
ITEM 18. FINANCIAL STATEMENTS
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Statements of Income for the years ended December 31, 2005, 2006 and 2007	F-2

Consolidated Balance Sheets as of December 31, 2006 and 2007	F-3

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2005, 2006 and 2007	F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007	F-5

Notes to Consolidated Financial Statements	F-7

Schedule 1 - Nam Tai Electronics, Inc. — condensed financial information as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007	F- 37
     The information required within the schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission is either not applicable or is included in the notes to our consolidated financial statements.

ITEM 19. EXHIBITS
     The following exhibits are filed as part of this Annual Report:

Exhibit
No.	Exhibit
1.1	Memorandum and Articles of Association, as amended on June 26, 2003 (incorporated by reference to Exhibit 1.1 to the registrant’s Form 8-A/A filed with the Securities and Exchange Commission (“SEC”) on December 13, 2007).

4.1	Sale and Purchase Agreement dated March 9, 2006 between Nam Tai Group Management Limited, as seller, and Top Ease (H.K.) Limited, as purchaser, for the sale of the 15th Floor and car park space no. 96 on 6th Floor, China Merchants Tower, Shun Tak Centre, No. 168-200 Connaught Road Central, Hong Kong (incorporated by reference to Exhibit 4.8.1 to the registrant’s Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2007)

4.2	Assignment dated April 13, 2006 from Nam Tai Group Management Limited, as seller, to Top Ease (H.K.) Limited, as purchaser (incorporated by reference to Exhibit 4.8.2 to the registrant’s Form 20-F filed with the SEC on March 19, 2007)

4.3	Investment Agreement dated March 14, 2006 between Zastron Electronic (Shenzhen) Co. Ltd and Shenzhen Baoan District High and New Technology Industrial Park Development and Investment Co., Ltd. (incorporated by reference to Exhibit 4.9 to the registrant’s Form 20-F filed with the SEC on March 19, 2007)

4.4	Banking facilities letter dated July 17, 2006 The Hongkong and Shanghai Banking Corporation Limited to Zastron Electronic (Shenzhen) Co. Ltd. (incorporated by reference to Exhibit 4.10 to the registrant’s Form 20-F filed with the SEC on March 19, 2007)

4.5	Banking Facilities Letter dated July 17, 2006, The Hongkong and Shanghai Banking Corporation Limited to Jetup Electronic (Shenzhen) Co. Ltd. (incorporated by reference to Exhibit 4.11 to the registrant’s Form 20-F filed with the SEC on March 19, 2007)

4.6	Guaranty dated July 21, 2006 by the Company in favor of The Hongkong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 4.12 to the registrant’s Form 20-F filed with the SEC on March 19, 2007)

4.7	Cooperation Agreement dated October 26, 2006 between Zastron Precision-Tech Limited and the Administration Committee of Wuxi National High and New Technology Industry Development District (incorporated by reference to Exhibit 4.13 to the registrant’s Form 20-F filed with the SEC on March 19, 2007)

4.8	Cooperation Agreement dated October 26, 2006 between Zastron Precision-Tech Limited and the Administration Committee of Wuxi National High and New Technology Industry Development District (incorporated by reference to Exhibit 4.14 to the registrant’s Form 20-F filed with the SEC on March 19, 2007)

4.9	Land Use Transfer Agreement dated December 25, 2006 between Wuxi Municipal Bureau of State Land and Resources and Zastron Precision-Tech (Wuxi) Co. Ltd. (incorporated by reference to Exhibit 4.15 to the registrant’s Form 20-F filed with the SEC on March 19, 2007)

4.10	Land Use Transfer Agreement dated December 31, 2006 between Wuxi Municipal Bureau of State Land and Resources and Zastron Precision-Flex (Wuxi) Co. Ltd. (incorporated by reference to Exhibit 4.16 to the registrant’s Form 20-F filed with the SEC on March 19, 2007)

4.11	2006 Stock Option Plan of Nam Tai Electronics, Inc adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

4.12	Amendment to 2006 Stock Option Plan (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

4.13	Amended 2001 Option Plan dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

4.14	Amendment to 2001 Stock Option Plan (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

4.15	Consultancy Agreement dated February 6, 2007 between Nam Tai’s subsidiary, Zastron Precision-Flex (Wuxi) Co. Ltd. and Rider Levett Buchnall Limited (formerly known as Levett and Bailey Quantity Surveyors Limited)

4.16	Supplemental Rental Agreement dated May 1, 2007 between Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co., Ltd and a local collective committee of Shenzhen Baoan District**

Exhibit
No.	Exhibit
4.17	Consultancy Agreement dated May 31, 2007 between Nam Tai’s subsidiary, Zastron Precision-Tech Limited and the Hong Kong Productivity Council

4.18	Banking Facilities Letter dated June 7, 2007 between Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co., Ltd. and HSBC Bank (China) Company Limited

4.19	Guaranty dated June 7, 2007 by Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited signed a guarantee in favor of HSBC Bank (China) Company Limited

4.20	Banking Facilities Letter dated June 7, 2007 between Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd. and HSBC Bank (China) Company Limited

4.21	Banking Facilities Letter dated June 7, 2007 between Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co. Ltd. and HSBC Bank (China) Company Limited

4.22	Guaranty dated June 7, 2007 by Nam Tai’s subsidiary, J.I.C. Technology Company Limited in favor of HSBC Bank (China) Company Limited with maximum liability of approximately $14.1 million (i.e.HK$110,000,000) for the banking facilities of Jetup Electronic (Shenzhen) Co., Ltd. This guarantee was terminated on December 31, 2007 and replaced by a new Guarantee by Nam Tai Electronic & Electrical Products Limited with same terms and conditions as a part of Nam Tai’s 2007 Reorganization

4.23	Guaranty dated June 22, 2007 by Nam Tai in favor of HSBC Bank (China) Company Limited. This guarantee was terminated on December 31, 2007 and replaced by a new guarantee signed by Nam Tai Electronic & Electrical Products Limited with same terms and conditions as a part of Nam Tai’s reorganization.

4.24	Assignment dated June 30, 2007 by Shenzhen Municipal Bureau of State Land and Resources pursuant to Land Use Transfer Agreement and Supplemental Agreement of the land use right of No. A614-0377 Plot located in Shenzhen Guangming Hi-Tech Industrial Park to Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd.**

4.25	Summary of Design Consultancy Agreement dated July 30, 2007 by Zastron Precision -Tech Limited, a company incorporated under the laws of the Cayman Island and Parsons Brinckerhoff (Asia) Ltd, a company incorporated under the laws of the Hong Kong SAR*

4.26	Summary of Project Management Agreement dated July 30, 2007 by Zastron Precision-Flex (Wuxi) Company Limited, a company incorporated under the laws of the PRC; and (2) Parsons Brinckerhoff Constructors (Shanghai) Company Limited , a company incorporated under the laws of the PRC.*

4.27	Supplemental Loan Agreement dated September 5, 2007, between Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd**

4.28	Supplemental Loan Agreement dated September 5, 2007, between Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd**

4.29	Supplemental Loan Agreement dated September 5, 2007, between Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd**

4.30	Supplemental Loan Agreement dated September 5, 2007, between Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd**

4.31	Sales and Purchase Agreement dated September 24, 2007, between Nam Tai and its subsidiary, J.I.C. Technology Company Limited

4.32	Sales and Purchase Agreement dated September 24, 2007, between Nam Tai and its subsidiary, Nam Tai Electronic & Electrical Products Limited

4.33	Supplemental Sales and Purchase Agreement dated October 5, 2007, between Nam Tai and its subsidiary, J.I.C. Technology Company Limited

4.34	Sales and Purchase Agreement dated October 5, 2007, between Nam Tai’s two subsidiaries Nam Tai Electronic & Electrical Products Limited and J.I.C. Technology Company Limited

4.35	External Loan Agreement Agreement dated November 6, 2007, between Nam Tai’s two subsidiaries, J.I.C. Technology Company Limited and Jetup Electronic (Shenzhen) Co. Ltd**

4.36	External Loan Agreement dated November 15, 2007, between Nam Tai’s two subsidiaries, J.I.C. Technology Company Limited and Jetup Electronic (Shenzhen) Co. Ltd.**

4.37	Supplemental Sales and Purchase Agreement dated November 28, 2007, between Nam Tai and its subsidiary, J.I.C. Technology Company Limited

4.38	Supplemental Sales and Purchase Agreement dated November 28, 2007, between Nam Tai’s two subsidiaries Nam Tai Electronic & Electrical Products Limited and J.I.C. Technology Company Limited

Exhibit
No.	Exhibit
4.39	Supplemental Sales and Purchase Agreement dated November 28, 2007, between Nam Tai and its subsidiary, JIC Technology Company Limited

4.40	Professional Service Agreement, SAP Software End-User Value License Agreement dated November 30, 2007, between Nam Tai’s subsidiary, Zastron Precision-Tech Limited and SAP Hong Kong Co. Limited

4.41	Sales and Purchase Agreement dated November 30, 2007, between Nam Tai’s two subsidiaries Nam Tai Electronic & Electrical Products Limited and Best Whole Holdings Limited**

4.42	Sales and Purchase Agreement dated November 30, 2007, between Nam Tai’s two subsidiaries J.I.C. Technology Company Limited and Top Eastern Investment Limited**

4.43	Letter of Commitment dated December 18, 2007, between Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd. and Shenzhen Baoan District High and New Technology Industrial Park Development Committee**

4.44	Loan Agreement dated December 28, 2007, between Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Product Limited and Top Eastern Investment Limited

4.45	Deed of Assignment Agreement dated December 31, 2007, between Nam Tai’s three subsidiaries, J.I.C. Technology Company Limited, Top Eastern Investment Limited and Jetup Electronic (Shenzhen) Co. Ltd.

4.46	Deed of Release Agreement dated December 31, 2007, between Nam Tai’s two subsidiaries, J.I.C. Technology Company Limited and Top Eastern Investment Limited

4.47	Deed of Release Agreement dated December 31, 2007, between Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Products Limited and Best Whole Holdings Limited

4.48	Banking Facilities Letter Agreement dated January 2, 2008, between Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co., Ltd. and HSBC Bank (China) Company Limited

4.49	Guaranty dated December 31, 2007, by Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited in favor of HSBC Bank (China) Company Limited

4.50	Banking Facilities Letter dated January 2, 2008, between Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd and HSBC Bank (China) Company Limited

4.51	Guaranty dated December 31, 2007, by Nam Tai Electronics & Electrical Products Limited in favor of HSBC Bank (China) Company Limited

4.52	Banking Facilities Letter dated December 31, 2007 among Nam Tai’s subsidiaries, Nam Tai Electronics & Electrical Products Limited and Jetup Electronic (Shenzhen) Co. Ltd. and Shanghai Commercial Bank Ltd**

4.53	Exclusivity Agreement dated February 6, 2008 between Hong Kong Energy (Holdings) Limited and Nam Tai relating to the potential sale of Nam Tai’s entire equity interest in JIC.

4.54	Share Purchase Agreement dated February 26, 2008 between Nam Tai as the Vendor, and HKC (Holdings) Limited as the Purchaser relating to Nam Tai’s entire equity interest in JIC

8.1	Diagram of Company’s subsidiaries. See the Section headed “Organization Structure” under Item 4 of this Report at page 36.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005)

12.1	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

25.1	Consent of Deloitte Touche Tohmatsu.

*	The agreement is written in Chinese and a Summary is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

**	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAM TAI ELECTRONICS, INC.
By:	/s/ John Q. Farina
John Q. Farina
President and Chief Financial Officer

Date: March  17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:
We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007 and the related schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects the information set forth therein.
We have also audited, in accordance with the standards of the PCAOB, the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
March 17, 2008

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US dollars, except per share data)

	Year ended December 31,
	2005	2006	2007

Net sales — third parties	$791,042	$870,174	$780,822
Net sales — related party	6,195	—	—

Total net sales	797,237	870,174	780,822
Cost of sales	(704,314)	(783,953)	(693,804)

Gross profit	92,923	86,221	87,018

Gain on disposal of asset held for sale	—	9,258	—

Selling, general and administrative expenses	(33,057)	(30,668)	(36,550)
Research and development expenses	(7,210)	(7,866)	(9,798)
Losses arising from the judgment to reinstate redeemed shares	—	(14,465)	—

Total operating expenses	(40,267)	(52,999)	(46,348)

Income from operations	52,656	42,480	40,670
Other (expenses) income, net	(125)	(1,265)	2,219
Dividend income received from marketable securities and investment	579	—	—
Gain on sales of subsidiaries’ shares	10,095	—	390
Gain on disposal of an affiliated company	3,631	—	—
(Loss) gain on disposal of marketable securities	(3,686)	—	43,815
Loss on marketable securities arising from split share structure reform	—	(1,869)	—
Impairment loss on marketable securities	(6,525)	—	—
Interest income	3,948	8,542	9,163
Interest expense	(438)	(602)	(452)

Income before income taxes and minority interests	60,135	47,286	95,805
Income taxes	(651)	(377)	(4,030)

Income before minority interests and equity in loss of an affiliated company	59,484	46,909	91,775
Minority interests	(7,992)	(6,153)	(22,272)
Equity in loss of an affiliated company	(186)	—	—

Net income	$51,306	$40,756	$69,503

Basic earnings per share	$1.19	$0.93	$1.56

Diluted earnings per share	$1.19	$0.93	$1.55

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share data)

	December 31,
	2006	2007

ASSETS
Current assets:
Cash and cash equivalents	$221,084	$272,459
Marketable securities	24,360	—
Accounts receivable, less allowance for doubtful accounts of $152 and $53 at December 31, 2006 and 2007, respectively	117,561	95,802
Inventories	30,894	32,356
Prepaid expenses and other receivables	2,503	5,803
Income taxes recoverable	4,316	5,483
Deferred tax assets — current	—	54

Total current assets	400,718	411,957

Property, plant and equipment, net	102,721	94,669
Land use right	2,673	3,930
Deposits for property, plant and equipment	609	536
Prepayment for land use right	2,880	9,019
Goodwill	18,476	20,296
Deferred tax assets — non-current	—	3,192
Other assets	1,158	1,219

Total assets	$529,235	$544,818

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$4,516	$4,580
Long term bank loans — current portion	1,750	1,990
Accounts payable	125,893	107,326
Accrued expenses and other payables	13,649	21,690
Dividend payable	16,639	9,509
Income taxes payable	166	556

Total current liabilities	162,613	145,651

Long tem bank loans — non-current portion	1,100	1,558

Total liabilities	163,713	147,209

Minority interests	48,428	67,428

Commitments and contingencies (Note 15)

Shareholders’ equity:
Common shares ($0.01 par value — authorized 200,000,000 shares)	438	448
Reinstatement of redeemed shares	17,159	—
Additional paid-in capital	264,393	281,895
Retained earnings	25,030	47,846
Accumulated other comprehensive income (loss)	10,074	(8)

Total shareholders’ equity	317,094	330,181

Total liabilities and shareholders’ equity	$529,235	$544,818

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands of US dollars, except share and per share data)

						Accumulated	Total
	Common	Common	Reinstatement	Additional		Other	Share-
	Shares	Shares	of redeemed	Paid-in	Retained	Comprehensive	holders’	Comprehensive
	Outstanding	Amount	shares	Capital	Earnings	Income (Loss)	Equity	Income
Balance at January 1, 2005	42,664,536	$426	$—	$241,756	$56,324	$6,547	$305,053
Shares issued on exercise of options	841,050	9	—	16,411	—	—	16,420
Net income	—	—	—	—	51,306	—	51,306	$51,306
Unrealized loss of marketable securities	—	—	—	—	—	(5,352)	(5,352)	(5,352)
Realization of loss upon disposals of marketable securities	—	—	—	—	—	(250)	(250)	(250)
Foreign currency translation	—	—	—	—	—	73	73	73

Comprehensive income								$45,777

Cash dividends ($1.32 per share)	—	—	—	—	(56,859)	—	(56,859)

Balance at December 31, 2005	43,505,586	$435	$—	$258,167	$50,771	$1,018	$310,391
Shares issued on exercise of options	281,000	3	—	5,436	—	—	5,439
Equity-settled share-based payment	—	—	—	790	—	—	790
Reinstatement of redeemed shares (note 9(e))	—	—	17,159	—	—	—	17,159
Net income	—	—	—	—	40,756	—	40,756	$40,756
Unrealized gain of marketable securities	—	—	—	—	—	8,983	8,983	8,983
Foreign currency translation	—	—	—	—	—	73	73	73

Comprehensive income								$49,812

Cash dividends ($1.52 per share)	—	—	—	—	(66,497)	—	(66,497)

Balance at December 31, 2006	43,786,586	$438	$17,159	$264,393	$25,030	$10,074	$317,094
Reinstatement of redeemed shares	1,017,149	10	(17,159)	17,149	—	—	—
Equity-settled share-based payment	—	—	—	353	—	—	353
Net income	—	—	—	—	69,503	—	69,503	$69,503
Unrealized gain of marketable securities	—	—	—	—	—	17,451	17,451	17,451
Disposal of marketable securities	—	—	—	—	—	(27,381)	(27,381)	(27,381)
Foreign currency translation	—	—	—	—	—	(152)	(152)	(152)
Reserve shared by minority interests	—	—	—	—	(9,052)	—	(9,052)	(9,052)

Comprehensive income								$50,369

Cash dividends ($0.84 per share)	—	—	—	—	(37,635)	—	(37,635)

Balance at December 31, 2007	44,803,735	$448	$—	$281,895	$47,846	$(8)	$330,181

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2005	2006	2007

Cash flows from operating activities:
Net income	$51,306	$40,756	$69,503

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	16,824	19,024	21,501
Amortization and impairment loss of intangible assets	459	—	—
Gain on disposal of property, plant and equipment	(563)	(317)	(66)
Gain on disposal of assets held for sale	—	(9,258)	—
Loss on marketable securities arising from split share structure reform	—	1,869	—
Loss arising from the judgment to reinstate redeemed shares	—	14,465	—
Impairment loss on marketable securities — TCL Communication Technology Holdings Limited (“TCL Communication”)	6,525	—	—
Loss (gain) on disposal of marketable securities	3,686	—	(43,815)
Gain on disposal of an affiliated company	(3,631)	—	—
Gain on sale of a subsidiary’s shares — Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	(8,165)	—	(325)
Gain on sale of a subsidiary’s shares — J.I.C. Technology Company Limited (“JIC Technology”)	—	—	(65)
Gain on sale of a subsidiary’s shares — Namtek Software Development Company Limited (“Namtek Software”)	(1,930)	—	—
Share-based compensation expenses	—	873	389
Equity in loss of an affiliated company less dividend received	186	—	—
Others	206	(931)	(813)
Deferred income taxes	—	—	(3,246)
Minority interests	7,992	6,153	22,272
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(35,300)	8,101	21,704
Decrease in amount due from a related party	66	—	—
(Increase) decrease in inventories	(8,648)	850	(1,462)
Decrease (increase) in prepaid expenses and other receivables	377	(1,013)	(3,303)
Decrease (increase) in income taxes recoverable	3,895	(1,645)	(1,167)
Increase (decrease) in notes payable	2,733	(297)	79
Increase (decrease) in accounts payable	32,038	4,285	(18,567)
Increase (decrease) in accrued expenses and other payables	2,786	(3,104)	8,041
(Decrease) increase in income taxes payable	(17)	—	390

Total adjustments	19,519	39,055	1,547

Net cash provided by operating activities	$70,825	$79,811	$71,050

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2005	2006	2007

Cash flows from investing activities:
Purchase of property, plant and equipment	$(32,166)	$(23,793)	$(13,785)
Decrease in deposits for property, plant and equipment	6,451	641	73
Increase in prepayment for land use rights	—	(2,880)	(7,532)
Proceeds from disposal of assets held for sale	—	20,170	—
(Increase) decrease in other assets	(40)	142	(61)
Proceeds from disposal of marketable securities	—	—	53,914
Proceeds from disposal of an affiliated company — Alpha Star Investments Limited (“Alpha Star”)	6,494	—	—
Proceeds from disposal of marketable securities — TCL Communication	10,995	—	—
Acquisition of additional shares in subsidiaries	—	(3,130)	(13,808)
Proceeds from partial disposal of subsidiaries — JIC Technology and NTEEP	25,218	—	7,287
Proceeds from disposal of property, plant and equipment	1,788	420	522

Net cash provided by (used in) investing activities	18,740	(8,430)	26,610

Cash flows from financing activities:
Cash dividends paid	(51,984)	(65,923)	(47,796)
Repayment of bank loans	(5,375)	(8,067)	(1,972)
Proceeds from bank loans	4,774	3,480	2,670
Proceeds from shares issued on exercise of options	16,420	5,439	—

Net cash used in financing activities	(36,165)	(65,071)	(47,098)

Net increase in cash and cash equivalents	53,400	6,310	50,562
Cash and cash equivalents at beginning of year	160,649	213,843	221,084
Effect of exchange rate changes on cash and cash equivalents	(206)	931	813

Cash and cash equivalents at end of year	$213,843	$221,084	$272,459

Supplemental schedule of cash flow information:
Interest paid	$438	$602	$452
Income taxes (received) paid, net	(3,335)	(1,904)	7,697
See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except share and per share data)
1.	Company Information

Nam Tai Electronics, Inc. and subsidiaries (the “Company” or “Nam Tai”) is an electronics manufacturing and design services provider to a selected group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Through its electronics manufacturing services operations, the Company manufactures electronic components and sub-assemblies, including liquid crystal display (“LCD”) panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies, digital audio broadcast modules, image sensors modules and printed circuit board assembles for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys and handheld video game devices. The Company also manufactures finished products, including entertainment devices, mobile phone accessories and educational products.

The Company was founded in 1975 and moved its manufacturing facilities to the People’s Republic of China (the “PRC”) in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, the PRC in order to capitalize on opportunities offered in Southern China. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands (“BVI”) in August 1987. The Company’s principal manufacturing and design operations are based in Shenzhen, approximately 30 miles from the Hong Kong Special Administrative Region (“Hong Kong”). Its PRC headquarters are located in the Macao Special Administrative Region (“Macao”). Some of the subsidiaries’ offices are located in Macao and Hong Kong, which provide it access to Macao’s and Hong Kong’s infrastructure of communication and banking facilities. As of December 31, 2007, one of the Company’s subsidiaries also maintained an office in Japan. The Company’s principal manufacturing operations are conducted in the PRC. The PRC resumed sovereignty over Hong Kong and Macao effective July 1, 1997 and December 20, 1999, respectively, and politically, Hong Kong and Macao are integral parts of China. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements means the PRC and all of its territories excluding Hong Kong and Macao.

The Company operates primarily in three reportable segments consisting of consumer electronics and communication products (“CECP”), telecommunication components assembly (“TCA”) and LCD products (“LCDP”).

2.	Summary of Significant Accounting Policies
(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. The Company consolidates companies in which it has controlling interest of over 50%. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

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

2.	Summary of Significant Accounting Policies — continued
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

(e)	Property, plant and equipment and land use right

Property, plant and equipment and land use right are recorded at cost and include interest on funds borrowed to finance construction, if applicable. No interest was capitalized for the years ended December 31, 2005, 2006 and 2007. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses for the disposal of property, plant and equipment and land use right are included in income.

The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to non-governmental entities. All of the Company’s leasehold land in Hong Kong has leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.

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

The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. For assessment of impairment loss, the Company will measure fair value based either on internal models or independent valuations. No impairment loss of goodwill was identified in 2005, 2006 and 2007.

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

Certain of the Company’s subsidiaries are subject to value-added tax of 17% on the revenue earned for goods and services sold in the PRC. The Group presents revenue net of such value-added tax which amounted to $4,406, $99 and nil for the years ended December 31, 2005, 2006 and 2007, respectively.

2.	Summary of Significant Accounting Policies — continued
(i)	Shipping and handling costs

Shipping and handling costs are classified as to cost of sales for material purchased and selling expenses for those costs incurred in the delivery of finished products. During the years ended December 31, 2005, 2006, and 2007, shipping and handling costs classified as costs of sales were $561, $593 and $523, respectively. During the years ended December 31, 2005, 2006 and 2007, shipping and handing costs classified as selling expenses were $847, $910 and $1,027, respectively.

(j)	Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products and are expensed as incurred.

(k)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $377, $127 and $137 for the years ended December 31, 2005, 2006 and 2007, respectively.

(l)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see note 11) are charged to the consolidated statement of income as incurred.

(m)	Income taxes

For the years ended December 31, 2005 and 2006, PRC tax paid by subsidiaries operating in the PRC during the year was recorded as an amount recoverable at the balance sheet date when management had filed or had the definite intention to file an application for reinvestment of profits and a refund was expected unless there was an indication from the PRC tax authority that the refund, or a portion of which, would be refused. For the year ended December 31, 2007, tax refund for reinvestment of profits under the capital reinvestment scheme may be removed under the new income tax law in the PRC and therefore the PRC tax paid by subsidiaries operating in the PRC during the year ended December 31, 2007 is expensed.

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

Effective January 1, 2007, the Company adopted the Financial Accounting Standard Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on the Company’s consolidated financial statements.

2.	Summary of Significant Accounting Policies — continued
(n)	Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are re-measured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of income.

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

The exchange rates between the Hong Kong dollar and the U.S. dollar were approximately 7.7546, 7.7747 and 7.7998 as of December 31, 2005, 2006 and 2007, respectively.

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

The Company has a stock-based employee compensation plan, as more fully described in note 9(b). Prior to 2006, the Company did not recognize compensation expense for employee stock-based compensation if the strike-price is equal to or greater than the market price of the stock at the date of grant. The Company’s policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant. Prior to 2006, the Company accounted for stock-based compensation arrangements under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and provided additional financial statement disclosure in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation". However, the Company would recognize compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model. See note 9.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition in year 2005

Year ended December 31, 2005
Net income, as reported		$51,306
Less: Stock-based compensation costs under fair value based method for all awards		(7,500)

Net income, pro forma		$43,806

Basic earnings per share	As reported	$1.19
	Pro forma	$1.02

Diluted earnings per share	As reported	$1.19
	Pro forma	$1.01

2.	Summary of Significant Accounting Policies — continued
(p)	Stock options — continued

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

Accumulated other comprehensive income (loss) represents principally unrealized gains on marketable securities and foreign currency translation adjustments and is included in the consolidated statement of shareholders’ equity.

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

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. SFAS No. 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is evaluating the impact, if any, of the adoption of SFAS No. 157. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities". SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for financial year beginning on or after November 15, 2007. The Company is evaluating the impact, if any, of the adoption of SFAS No. 159. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2007, the Emerging Issues Task Force (“EITF”) of FASB ratified EITF Issue 06-11 “Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The Company is currently assessing the impact of EITF 06-11 on its consolidated financial position and results of operations.

In 2007, the EITF of FASB issued EITF Issue 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF reached a consensus that nonrefundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the entity should be recorded as an asset when the advance payments are made. Capitalized amounts should be recognized as expense when the related goods are delivered or services are performed, that is, when the goods without alternative future use are acquired or the service is rendered. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The Company is evaluating the impact, if any, of the adoption of EITF 07-3. It is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements”. SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160.

3.	Inventories

Inventories consist of the following:

At December 31,	2006	2007
Raw materials	$24,800	$25,262
Work-in-progress	4,753	3,715
Finished goods	1,341	3,379

	$30,894	$32,356

4.	Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

At December 31,	2006	2007
At cost:
Buildings	$49,929	$50,266
Machinery and equipment	106,120	121,009
Leasehold improvements	23,798	27,503
Furniture and fixtures	2,095	2,513
Automobiles	1,274	1,199
Tools and molds	145	178

Total	183,361	202,668
Less: accumulated depreciation and amortization	(88,399)	(108,682)
Construction in progress	7,759	683

Net book value	$102,721	$94,669

As at December 31, 2007, the Company has entered into commitments for capital expenditure for property, plant and equipment of approximately $3,116, which are expected to be disbursed during the year ending December 31, 2008.

5.	Goodwill

Goodwill consists of the following:

	CECP	LCDP
	reporting	reporting
	unit	unit	Total
Balance at January 1, 2006	$1,232	$15,836	$17,068
Goodwill upon acquisition of additional 3.31% interest in JIC Technology	—	1,408	1,408

Balance at December 31, 2006	$1,232	$17,244	$18,476
Exchange difference	—	(6)	(6)
Goodwill upon acquisition of additional 1.46% interest in JIC Technology	—	417	417
Goodwill upon acquisition additional 6.18% interest in NTEEP	1,853	—	1,853
Goodwill release related to disposal of 1.41% interest in JIC Technology	—	(310)	(310)
Goodwill release related to disposal of 3.31% interest in NTEEP	(134)	—	(134)

Balance at December 31, 2007	$2,951	$17,345	$20,296

No impairment loss was identified in 2006 and 2007.

6.	Investments
(a)	Investment in Affiliated Companies, Equity Method
Alpha Star

In January 2003, the Company further expanded its business to include wireless communication technology and related products. The Company made a strategic investment of $10,000 by subscribing for a 25% shareholding in Alpha Star, a BVI company, which is the ultimate holding company of Jiang Cheug Tang Wireless Technology Limited (“JCT”), a company engaged in the design, development and marketing of wireless communication terminals and wireless application software. The Company also manufactured wireless communication terminals and related modules for JCT. The Company recorded an equity in loss of Alpha Star of $186 for 2005.

In August 2005, the Company disposed of its entire interest in Alpha Star to the majority shareholders of Alpha Star for a cash consideration of $6,500. As a result, a gain of $3,631 was recorded.

For the year ended December 31, 2005, the Company recognized net sales of $6,195 to JCT and purchased raw materials of $5,766 from JCT and its related companies, respectively.

The Company did not make any loans or guarantees or had any contingent liabilities with Alpha Star or any of its subsidiaries.

(b)	Investments in available-for-sale marketable securities

The Company had various investments in TCL Group of companies in the form of available-for-sale marketable securities. The Company has not incurred any material operating revenue or expenses from the TCL Group of companies for the years ended December 31, 2005, 2006 and 2007.

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

As these promoter’s shares have a restriction on their sale prior to April 2005, the Company, based on a comparable companies analysis and taking into account of a liquidity discount, determined the fair value of these shares as of December 31, 2005 and recognized an unrealized gain of $947 based on an estimated fair value of $13,330.

In April 2006, pursuant to the Split Share Structure Reform (“SSR”) of TCL Corporation, the Company’s interest in TCL Corporation has been changed from 95,516,112 promoter shares to 80,600,173 A-shares diluting its interest from 3.69% to 3.12%. As a result of the reduction in the number of shares in TCL Corporation, the Company recorded a loss of $1.3 million ($1.9 million before sharing with minority interests). The A-shares became tradable on the Shenzhen Stock Exchange after the expiration of 12 months from April 20, 2006, which was the first trading day after the SSR was formally implemented. As at December 31, 2006, investment in TCL corporation was valued at market price with an estimated fair value of $24,360.

6.	Investments — continued
(b)	Investments in available-for-sale marketable securities — continued

TCL Corporation -continued

In April 2007, the Company disposed of its entire interest in the A-shares of TCL Corporation through the Shenzhen Stock Exchange. The net proceeds from the disposal were $54 million (net of commission, expenses and stamp duty), resulting in a gain of approximately US$43.8 million.

Huizhou TCL

The Company had a 9% direct interest in Huizhou TCL Mobile Communication Co., Ltd. (“Huizhou TCL”). In August 2004, as part of the preparation for TCL Communication Technology Holdings Limited (“TCL Communication”)’s public offering on SEHK, the shares in Huizhou TCL were exchanged for the shares in TCL Communication. In September 2004, TCL Communication’s public offering was completed. At June 30, 2005, the Company recognized an impairment loss of $6,525 based on the fair value of $14,681. In the fourth quarter of 2005, the Company disposed of its entire stake in TCL Communication and recorded a loss of $3,686.

(c)	Investments in Subsidiaries

Subsidiaries

			Percentage of ownership
	Place of	Principal	as at December 31,
	incorporation	activity	2006	2007

Consolidated principal subsidiaries:

Best Whole Holdings Limited	Hong Kong	Investment Holding	—	74.99%
First Rich Holdings Limited	BVI	Investment Holding	—	73.18%
JIC Technology	Cayman Islands	Investment holding	74.94%	74.99%
J.I.C. Enterprises (Hong Kong) Limited	Hong Kong	Inactive	74.94%	74.99%
Jetup Electronic (Shenzhen) Co., Ltd. (“Jetup”)	PRC	Manufacturing and trading	74.94%	73.18%
J.I.C. (Macao Commercial Offshore) Company Limited	Macao	Provision of consultancy, administrative and data processing services	74.94%	74.99%
Joy Holdings Limited	BVI	Investment holding	—	74.99%
NTEEP	Cayman Islands	Investment holding	70.31%	73.18%
Nam Tai Group Management Limited	Hong Kong	Inactive	100%	100%
Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited	Macao	Provision of consultancy, administrative and data processing services	70.31%	73.18%
Nam Tai Telecom (Hong Kong) Company Limited	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”)	Hong Kong	Inactive	100%	100%
Nam Tai Electronic (Shenzhen) Co., Ltd. (“NTSZ”)	PRC	Manufacturing and trading	70.31%	73.18%
Namtek Japan Company Limited (“Namtek Japan”)	Japan	Provision of sales co-ordination and marketing services	70.31%	74.99%

6.	Investments — continued
(c)	Investments in Subsidiaries — continued

			Percentage of ownership
	Place of	Principal	as at December 31,
	incorporation	activity	2006	2007

Shenzhen Namtek Co., Ltd. (“Shenzhen Namtek”)	PRC	Software development	70.31%	74.99%
Top Eastern Investment Limited	Hong Kong	Investment holding	—	73.18%
Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron”)	PRC	Manufacturing and trading	100%	73.18%
Zastron Precision-Tech Limited (“ZPTL”)	Cayman Islands	Investment holding	100%	73.18%
Zastron (Macao Commercial Offshore) Company Limited	Macao	Provision of consultancy, administrative and data processing services	100%	73.18%
Zastron Precision-Tech (Wuxi) Co., Ltd.	PRC	Manufacturing and trading	100%	73.18%

Zastron Precision-Flex (Wuxi) Co., Ltd.	PRC	Manufacturing and trading	100%	73.18%
Significant transactions
(i)	In March 2005, the Company disposed of a total of 30,000,000 ordinary shares of NTEEP for cash considerations of approximately $9,836, resulting in a gain on partial disposal of a subsidiary of approximately $5,870.

In May 2005, through a series of linked transactions, the Company’s shareholding in NTEEP increased from 71.25% to 72.06% while the effective shareholding in Namtek Software decreased from 80% to 72.06% upon completion of the partial disposal of Namtek Software when the Company and Asano Company Limited (“Asano Company”), a company owned by the management of Namtek Software, transferred 80% and 20%, respectively, of their interest in Namtek Software to NTEEP for a total consideration of $26,700. The consideration was satisfied by the issuance of 81,670,588 new shares of NTEEP to the Company and Asano Company at approximately $0.327 per share. These transactions resulted in goodwill of $1,277 arising from the additional interest in NTEEP exchanged and a net gain on partial disposal of interest in Namtek Software of $1,930.

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

In May 2007, the Company further acquired a total of 54,514,000 ordinary shares of NTEEP for cash consideration of $13,054. In June 2007, the Company disposed of a total of 29,199,000 ordinary shares of NTEEP for cash considerations of approximately $6,586. The disposal resulted in a net gain on partial disposal of a subsidiary of approximately $325 after deducting the releasing of goodwill of $134. The acquisition and disposal resulted in 73.18% equity interest held in NTEEP as of December 31, 2007.

6.	Investments — continued
(c)	Investments in Subsidiaries — continued

Significant transactions — continued
(ii)	In December 2007, the Company completed its reorganization of internal structure involving the structure of its two Hong Kong Stock Exchange (“SEHK”) listed subsidiaries, NTEEP and JIC Technology (“Reorganization”). The purpose of the reorganization is for the Company to centralize all electronic manufacturing services (“EMS”) business into NTEEP and non-EMS business into JIC Technology. The result is to turn NTEEP into a flagship EMS provider.

Pursuant to the Reorganization, NTEEP acquired 100% equity interests in ZPTL and 100% equity interests in Jetup from the Company while JIC Technology acquired 100% equity interest in both Namtek Shenzhen and Namtek Japan (“Namtek group”).

Upon the completion of the Reorganization, the Company’s effective shareholding in Namtek group increased from 73.18% to 74.99% while the effective shareholding in ZPTL and Jetup decreased from 100% to 73.18%, and 74.99% to 73.18%, respectively. The Company continues to own 73.18% and 74.99% equity interest in NTEEP and JIC Technology respectively as at December 31, 2007.
Retained earnings and reserves
The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Please refer to Note 12 for further details of the New Law. The New Law becomes effective from January 1, 2008. Prior to the enactment of the New Law, when dividends are paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $292,064 and $282,335 as of December 31, 2006 and 2007 respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.
7.	Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

At December 31,	2006	2007
Accrued salaries	$3,537	$4,795
Accrued bonus	1,537	4,278
Accrued tooling and equipment charges	643	2,563
Accrued professional fees	1,216	2,919
Others	6,716	7,135

	$13,649	$21,690

8.	Bank Loans and Banking Facilities

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2006 and 2007, these facilities totaled $36,161 and $35,237, of which $31,645 and $30,657 were unused at December 31, 2006 and 2007, respectively. The maturity of these facilities is generally up to 120 days. Interest rates are generally based on the banks’ usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review. The banking facilities are secured by guarantees given by Nam Tai and certain subsidiaries.

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

At December 31,	2006	2007
Trust receipts	$4,514	$4,580
Usance bills pending maturity	2	—

Total banking facilities utilized	4,516	4,580
Less: Outstanding letters of credit	—	—

Notes payable and short term bank loans	$4,516	$4,580

A subsidiary of the Company has an unsecured four-year term loan with borrowings in 2004 totaling $7,000 at a rate of 0.75% p.a. over three months London Interbank Offered Rate (“LIBOR”), repayable in 16 quarterly installments of approximately $438 beginning July 2004. During the year 2007, it has obtained another unsecured three-year term loan totaling $2,670 at a rate of 0.55% p.a. over three months LIBOR, repayable in 12 quarterly installments of $222 beginning in October 2007. At December 31, 2007, the loans had outstanding balances of $3,548. There are no restrictive financial covenants associated with these term loans.
The long term bank loans at December 31, 2007 are repayable as follows for the years ending December 31

- 2008	$1,990
- 2009	890
- 2010	668

$3,548

9.	Shareholders’ Equity
(a)	The Company has only one class of common shares authorized, issued and outstanding.

(b)	Stock Options

In May 2001 (and amended in July 2004), the Board of Directors approved a stock option plan which would grant 15,000 options to each non-employee director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan based on past performance and/or expected contributions to the Company. The maximum number of shares to be issued pursuant to the exercise of options granted was 3,300,000 shares. The options granted under this plan generally have a term of two to three years, subject to the discretion of the Board of Directors, but cannot exceed ten years.

In February 2006, the Board of Directors approved another stock option plan, and subsequently approved by the shareholders at the 2006 annual general meeting of shareholders, with the same terms and conditions. However, the maximum number of shares to be issued pursuant to exercise of options granted was 2,000,000 shares.

9.	Shareholders’ Equity — continued
(b)	Stock Options — continued

A summary of stock option activity during the three years ended December 31, 2007 is as follows:

	Number of	Weighted average
	options	fair value per option

Outstanding at January 1, 2005	737,050	$6.83
Granted	1,105,000	6.79
Exercised	(841,050)	6.74

Outstanding at December 31, 2005	1,001,000	$6.86
Granted	90,000	6.64
Exercised	(281,000)	7.01
Expired	(30,000)	6.94

Outstanding at December 31, 2006	780,000	$6.78
Granted	115,000	2.80
Expired	(600,000)	6.77

Outstanding at December 31, 2007	295,000	$5.24

Details of the options granted by the Company in 2005, 2006 and 2007 are as follows:

Number of		Exercise
options granted	Vesting period	price	Exercisable period

In 2005

1,000,000	100% vested at date of grant	$20.84	February 4, 2005 to February 4, 2007
105,000	100% vested at date of grant	$21.62	June 6, 2005 to June 6, 2008

In 2006

90,000	100% vested at date of grant	$22.25	June 9, 2006 to June 8, 2009

In 2007

75,000	100% vested at date of grant	$12.42	June 8, 2007 to June 7, 2010
40,000	100% will vest one year after date of grant	$12.13	May 14, 2008 to May 13, 2011
As of December 31, 2007, there was approximately $54 of unrecognized compensation expense related to non-vested stock options granted under the Company’s option plan.
The following summarizes information about stock options outstanding at December 31, 2007. 255,000 stock options are exercisable as of December 31, 2007 and 40,000 stock options will be exercisable on May 14, 2008.

		Weighted average
	Number	remaining contractual
Exercise prices	of options	life in months
$21.62	90,000	5.2
$22.25	90,000	17.3
$12.13	40,000	40.5
$12.42	75,000	30.3

	295,000	20.1

9.	Shareholders’ Equity — continued
(b)	Stock Options — continued

The weighted average remaining contractual life of the stock options outstanding at December 31, 2005, 2006 and 2007 was approximately 13, 6 and 20 months, respectively. The weighted average fair value of options granted during 2005, 2006 and 2007 was $6.79, $6.64 and $2.80, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2005	2006	2007
Risk-free interest rate	3.56% to 3.59%	4.96%	4.63% to 5.03%
Expected life	2 to 3 years	3 years	3 to 4 years
Expected volatility	62.62% to 71.14%	57.71%	37.22% to 55.09%
Expected dividend per quarter	$0.33	$0.38	$0.21
(c)	Share Buy — back

No shares were repurchased during the years ended December 31, 2005, 2006 and 2007.

(d)	Share Redemptions

On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and canceled 415,500 shares of the Company registered in the name of Tele-Art Inc. (“Tele-Art”) at a price of $3.73 per share for $1,549 (see note 15(b)).

On August 12, 2002, pursuant to its Articles of Association, the Company redeemed and cancelled an additional 509,181 shares of the Company beneficially owned by Tele-Art at a price of $6.14 per share for $3,125 (see note 15(b)).

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

Following the November 20, 2006 judgment, the Company received the order from the Privy Council on January 9, 2007 to rectify the share register of Nam Tai by registering such 1,017,149 (after adjustment of the 1 for 10 stock dividend on November 7, 2003) shares (the “Redeemed Shares”) in the name of Bank of China (Hong Kong) Limited (“Bank of China”). In March 2007, the Company issued the 1,017,149 common shares. However, as the court judgment was determined in 2006, the Company accounted for the obligation to reinstate the Redeemed Shares at their fair value (i.e. market closing price) on November 20, 2006, the date of the judgment (see note 15(b)).

10.	Earnings Per Share

The calculations of basic earnings per share and diluted earnings per share are computed as follows:

		Weighted
		average number	Per share
Year ended December 31, 2005	Income	of shares	amount

Basic earnings per share	$51,306	42,944,682	$1.19
Effect of dilutive securities - Stock options	—	223,859	—

Diluted earnings per share	$51,306	43,168,541	$1.19

All options to purchase shares of common stock were included in the computation of 2005 diluted earnings per share as their effects were dilutive.

		Weighted
		average number	Per share
Year ended December 31, 2006	Income	of shares	amount

Basic earnings per share	$40,756	43,702,135	$0.93
Effect of dilutive securities - Stock options	—	39,364	—
Effect of reinstatement of redeemed shares	—	116,088	—

Diluted earnings per share	$40,756	43,857,587	$0.93

397,000 options to purchase shares of common stock were excluded in the computation of 2006 diluted earnings per share as their effects were anti-dilutive.

		Weighted
		average number	Per share
Year ended December 31, 2007	Income	of shares	amount

Basic earnings per share	$69,503	44,583,585	$1.56
Effect of dilutive securities - Stock options	—	963	—
Effect of reinstatement of redeemed shares	—	220,150	—

Diluted earnings per share	$69,503	44,804,698	$1.55

220,000 options to purchase shares of common stock were excluded in the computation of 2007 diluted earnings per share as their effects were anti-dilutive.

11.	Staff Retirement Plans

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

The cost of the Company’s contribution to the staff retirement plans in Macao, Hong Kong and PRC amounted to $1,510, $1,534 and $1,800 for the years ended December 31, 2005, 2006 and 2007, respectively.

12.	Income Taxes

The components of income before income taxes and minority interest are as follows:

Year ended December 31,	2005	2006	2007
PRC, excluding Hong Kong and Macao	$36,138	$23,372	$78,318
Hong Kong, Macao and other jurisdictions	23,997	23,914	17,487

	$60,135	$47,286	$95,805

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
The basic corporate tax rate for Foreign Investment Enterprises (“FIEs”) in the PRC, such as NTSZ, Zastron, Shenzhen Namtek and Jetup (collectively the “Shenzhen PRC subsidiaries”) is 33% (30% state tax and 3% local tax) as at December 31, 2007. However, because all of these PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen are not assessing any local tax as at December 31, 2007. In 2006, two new FIEs, namely Zastron Precision-Tech (Wuxi) Co. Ltd. and Zastron Precision-Flex (Wuxi) Co. Ltd., were established. They are located in Wuxi, Jiangsu Province, the PRC and will involve in production operations in year 2008 or after. They are also qualified for tax incentive as the subsidiaries in Shenzhen.

12.	Income Taxes — continued

Pursuant to the old PRC Tax Law, since the Shenzhen PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTSZ, Zastron and Shenzhen Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday and tax incentive is available, there is an overall minimum tax rate of 10%. The following details the tax concessions received for the Company’s Shenzhen PRC subsidiaries under the old PRC Tax Law:
•	In 2005, NTSZ received a tax refund of $1,815 from reinvestment of profit for 2003. Besides, NTSZ further paid $738 and subsequently received a tax refund of $1,726 from reinvestment of profit for year 2004 and a refund of $971 for being an export-oriented enterprise. In 2006, NTSZ paid $1,566 and received a tax refund of $746 for being an export-oriented enterprise for the year 2005. In 2007, NTSZ paid $9,145 and received a tax refund of $544 for being an export-oriented enterprise for the year 2006, and $431 from reinvestment of profit for the year 2005.

•	On May 13, 2004, Zastron received the recognition of “High and New Technology Enterprise” and was entitled to enjoy a reduced corporate tax rate of 7.5% for three years commencing 2004. In 2005, Zastron received a refund of $1,398 from reinvestment of profit for year 2000 to 2003. Besides, Zastron further paid $170 and subsequently received a tax refund of $874 from reinvestment of profit for year 2004. In year 2006, Zastron has applied and is waiting for tax refund for year 2005. In 2007, Zastron paid $354 and received a tax refund of $191 and $494 from reinvestment of profits for years 2005 and 2006, respectively.

•	In 2005, 2006 and 2007, Shenzhen Namtek is entitled to a 5% tax refund for being an export-oriented enterprise.

•	During 2005, Jetup received a refund of $233 and $346 from reinvestment of profit for 2003 and 2005, respectively. In 2006, Jetup received a tax refund of $211 for being export-oriented enterprises for the year 2005. In 2007, Jetup received a tax refund of $137 for being an export-oriented enterprise for the year 2006. Besides, Jetup also received $98 and $258 from reinvestment of profits for the years 2005 and 2006, respectively.
In years 2005 and 2006, a FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. NTSZ, Zastron and Jetup qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years by their respective holding companies. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2006 and 2007, taxes recoverable under such arrangements were $4,104 and $5,365, respectively, which were included in income taxes recoverable and expected to be received during 2007 and 2008.
On March 16, 2007, the PRC promulgated New Law. Under the New Law which becomes effective from January 1, 2008, inter alia, the tax refund under the capital reinvestment scheme as described above is removed. As a result, for 2007, the Shenzhen PRC subsidiaries have continued to provide enterprise income tax at a tax rate of 10% as discussed above. In addition, under the New Law, all enterprises (both domestic enterprises and FIEs) will have one uniform tax rate of 25%. On December 6, 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011, 2012 respectively for Shenzhen PRC subsidiaries. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply. Moreover, under the New Law, there will be no reduction in the tax rate for FIEs which export 70% or more of the production value of their products with effect from January 1, 2008. As such, the Company does not expect any further benefit for 2008 after the implementation of the New Law.
The Company has adopted FIN 48 on January 1, 2007. There is no material impact on the adoption of FIN 48. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2007, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2005 to 2007 may be subject to examination by the PRC and Hong Kong tax authorities.

12.	Income Taxes — continued

In accordance with its normal practice, the Hong Kong tax authorities selected the Company and one of its wholly owned subsidiaries, NTTC, for a tax audit. The Hong Kong tax authorities have made certain estimated assessments, in relation to fiscal years 1996 through 1999, for public revenue protection purposes to prevent the assessments, if any, from becoming time barred. The Hong Kong tax authorities did not provide concrete grounds for the assessments until a determination dated October 31, 2007 was given which indicated the disallowance of tax deductions for certain management fee expenses and professional expenses paid by NTTC to the Company. The amount of additional tax relating to fiscal years 1996 to 1999 demanded by the Hong Kong tax authorities was approximately $2,928. The Company and NTTC have objected to these estimated assessments. The Company believes it has good grounds of appeal and accordingly has launched an appeal to the Board of Review against the determination issued by the Hong Kong tax authorities. The appeal is expected to be heard in June 2008. The Company has assessed this tax position and believed NTTC has good technical merits. Accordingly, no provision for tax liability in this respect is considered to be necessary.

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2005	2006	2007
Current tax	$(651)	$(377)	$(7,276)
Deferred tax	—	—	3,246

	$(651)	$(377)	$(4,030)

The Company’s deferred tax assets and liabilities as of December 31, 2006 and 2007 are attributable to the following:

December 31,	2006	2007
Net operating losses	$1,647	$1,040
Allowance for obsolete inventories	—	45
Allowance for doubtful accounts	—	9
Property, plant and equipment	—	3,192

Total deferred tax assets	1,647	4,286
Less: valuation allowance	(1,647)	(1,040)

	$—	$3,246

Movement of valuation allowance:

December 31,	2005	2006	2007
At the beginning of the year	$1,026	$1,560	$1,647
Current year addition (reduction)	534	87	(607)

At the end of year	$1,560	$1,647	$1,040

The valuation allowance as of December 31, 2006 and 2007 was related to net operating losses carried forward that, in the judgment of management, are more likely than not that the assets will be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.
For the years ended December 31, 2005, 2006 and 2007, the Company had net operating losses of $3,051, $496 and nil, respectively, which may be carried forward indefinitely.

12.	Income Taxes — continued

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Year ended December 31,	2005	2006	2007

Income before income taxes and minority interests	$60,135	$47,286	$95,805
PRC tax rate	15%	15%	15%
Income tax expense at PRC tax rate on income before income tax	$(9,020)	$(7,093)	$(14,371)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	196	(149)	132
Effect of income for which no income tax expense is payable, net	4,813	2,709	3,418
Tax holidays and tax incentives	2,103	1,381	3,902
Effect of PRC tax concessions, giving rise to no PRC tax liability	2,667	1,794	—
Effect of change in tax law on deferred tax assets	—	—	3,246
Net change in valuation allowance	(534)	(87)	607
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Gain on disposal of land in Hong Kong	82	—	—
Gain on disposal of asset held for sale	—	1,620	—
Exempted interest income	17	52	124
Exempted exchange gain	—	—	984
Non-deductible legal and professional fees	(317)	(75)	(332)
Non-deductible and non-taxable other items	(744)	(470)	(672)
Underprovision of income tax expense in prior years	(41)	(67)	(877)
Others	127	8	(191)

	$(651)	$(377)	$(4,030)

No income tax arose in the United States of America in any of the periods presented.
Additional tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $4,770, $3,175 and $3,902 in the years ended December 31, 2005, 2006 and 2007, respectively (representing a decrease in the basic earnings and diluted earnings per share of $0.11, $0.07 and $0.08 in the years ended December 31, 2005, 2006 and 2007, respectively).

13.	Related Party Balance and Transactions

For the year ended December 31, 2005, the Company recognized net sales of $6,195 to JCT and purchased raw materials of $5,766 from JCT and its related companies. There were no sales to or purchases from JCT and its related companies in the years ended December 31, 2006 and 2007.

14.	Financial Instruments

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and trade receivables.

The Company’s cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company’s exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Company’s principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. Allowance for doubtful debts was $152 and $53 as of December 31, 2006 and 2007, respectively. There were no other movements in the allowance for doubtful accounts.

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

15.	Commitments and Contingencies
(a)	Lease commitments

The Company leases premises under various operating leases, certain of which contain contingent escalation clauses whereby the percentage increase is subject to periodic review and agreement between the Company and the lessor. Rental expense under operating leases was $1,546, $1,855 and $1,877 in the years ended December 2005, 2006 and 2007, respectively.

At December 31, 2007, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:
Year ending December 31,

- 2008	$1,789
- 2009	1,449
- 2010	1,428
- 2011	1,532
- 2012	639

$6,837

(b)	Significant legal proceedings

Tele-Art

In June 1997, the Company filed a petition in BVI for the winding up of Tele-Art on account of an unpaid judgment debt owed to the Company. The High Court of Justice of BVI granted an order to wind up Tele-Art in July 1998. Tele-Art appealed to the Court of Appeal of BVI against the winding up order. This appeal was heard on January 13, 1999 by the Court of Appeal and was dismissed on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 415,500 shares (*) of the Company registered in the name of Tele-Art at a price of $3.73 per share to offset substantially all of the judgment debt of $799, plus interest and legal costs totaling $1,673. The Company had also previously withheld dividends on shares beneficially owned by Tele-Art, which were applied towards the partial satisfaction of the said judgment debts costs, and interest.

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

15.	Commitments and Contingencies — continued
(b)	Significant legal proceedings — continued

Tele-Art - continued

Following the completion of the first redemption on January 22, 1999, the Company received notice that David Hague, the then liquidator of Tele-Art, had obtained an ex-parte injunction from the High Court preventing the Company from redeeming the 415,500 shares *.

On July 5, 2002, upon the Company’s application, the High Court ordered the removal of the David Hague’s ex-parte injunction and ordered an inquiry into damages suffered by the Company as a result of the injunction (the “Second Inquiry”).

On August 12, 2002, the Company redeemed and cancelled, pursuant to its Articles of Association, the remaining 509,181 shares (**) beneficially owned by Tele-Art at a price of $6.14 per share. Including the dividends which the Company had withheld and credited against the judgment, this offset a further $3,519 in judgment debts owed to the Company by Tele-Art. The Company recorded the $3,333 redemption, net of expenses, as other income in 2002.

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

Both applications were heard by the High Court on May 12, 2004. At the hearing, the court allowed David Hague to file his points of defense. The Company filed an application for leave to appeal against this ruling on May 24, 2004. The High Court dismissed David Hague’s strike out application on December 14, 2004 and David Hague applied for leave to appeal against the order dismissing his application on December 28, 2004. The Company’s appeal and David Hague’s appeal were heard by the Court of Appeal from September 19 to 21, 2005 and the court delivered its judgment on January 16, 2006. In this judgment, the Court of Appeal reversed the High Court’s ruling on David Hague’s application and struck out the Company’s points of claim on the inquiry into damages on the ground that the Company had no realistic process of succeeding on the same. The court also ordered costs against the Company to be assessed on a prescribed costs basis. The court further expressed the view that, in light of its dismissal of the Company’s points of claim, it was not necessary to rule on the Company’s appeal against the dismissal of its application for judgment in default since the point was now academic with the dismissal of the Company’s points of claim.

The Company filed an application for leave to appeal the decision of the Court of Appeal to the Privy Council, the final appellate court in the BVI, on February 3, 2006. The application for leave to appeal was heard by the Court of Appeal on May 8, 2006. The Court delivered its judgment on May 9, 2006 dismissing the Company’s application for leave on the ground that the matter was not one of great public importance and therefore did not merit the consideration of the Privy Council. The Company was ordered to pay Mr. Hague’s costs of the application, such costs were to be assessed in default of an agreement.

The Company, being dissatisfied with the judgment of the Court of Appeal denying its application for leave to apply for appeal directly to the Privy Council, on November 3, 2006 the Company applied to the Privy Council for special leave to appeal to the Privy Council. This application was heard by the London based Privy Council on March 29, 2007 and dismissed with costs.

15.	Commitments and Contingencies — continued
(b)	Significant legal proceedings — continued

Tele-Art - continued

Previously, on February 4, 1999, David Hague, the then liquidator of Tele-Art filed, a summons (the “Priority Summons”) in the BVI on its behalf seeking, among other matters:
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
The Priority Summons was heard by the High Court on July 29 and 30, 2002 and the High Court delivered its judgment on January 21, 2003 declaring that the redemption and set-off of dividends on the 415,500 shares* be set aside and that all Tele-Art’s property withheld by the Company be delivered to Tele-Art in liquidation. On February 4, 2003, the Company filed an application for a stay of execution and leave to appeal the decision. The appeal was heard on January 12, 2004 and judgment was delivered on April 26, 2004. The Court of Appeal held that the redemption by the Company of 415,500* of the Company’s shares was proper and efficacious. However, the Company was ordered to return the redemption proceeds and dividends payable on the redeemed shares to the liquidator. David Hague obtained leave to appeal to the Privy Council on September 21, 2004 the Court of Appeal finding that the redemption by the Company was efficacious.

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

The Privy Council heard David Hague’s appeal on October 9, 2006 and judgment was delivered on November 20, 2006 (the “Judgment”). In the Judgment, the Privy Council allowed Mr. Hague’s appeal and declared that the Company’s redemptions of the Tele-Art’s Nam Tai shares of January 22, 1999 and August 12, 2002 were nullities and ordered the Company to rectify its register of members, i.e. shareholders registry, to reinstate the shares it had redeemed, together with any other shares which have accrued by way of exchange or dividend since the redemptions. It also declared in the Judgment that the Bank of China be registered as owner of the reinstated shares. In addition, the Company was ordered to pay the costs incurred by Mr. Hague and the Bank of China in the appeal to the Privy Council. Under the terms of the Judgment, the Bank of China is entitled to have Tele-Art’s debt to Bank of China and its associated expenses in relation to the Privy Council proceedings paid from proceeds of the sale of the Company’s reinstated shares.

On January 8, 2007, the Bank of China wrote to the Company demanding that it comply with the Judgment by (a) rectifying its share register to reflect the fact that the Bank of China is the owner of 1,017,149 shares; (b) issuing to the Bank of China a share certificate for the shares effective as of the dates they were redeemed and the dates of issue for shares attributable to the redeemed shares as a consequence of the Company’s 3 for 1 stock split of June 30, 2003 and 1 for 10 stock dividend of November 7, 2003; and (c) sending the share certificates to the Bank of China’s address stated in the Judgment. The Bank of China also demanded payment of dividends on the redeemed shares which the Bank of China calculated at $5,595, such demand being on the basis that as Bank of China, as the registered owner of the shares, was entitled to the payment of these dividends.

15.	Commitments and Contingencies — continued
(b)	Significant legal proceedings — continued

Tele-Art - continued

The Company responded on January 23, 2007 confirming that it intended to take all necessary steps to comply with the Judgment and to this end, was in the process of finalizing advice from its U.S. Securities lawyers on the proper method of reinstating the shares to the Bank of China. The Company’s common shares are listed on the New York Stock Exchange (“NYSE”) and accordingly applied to the NYSE to list on the NYSE the 1,017,149 shares to be reinstated and delivered to the Bank of China in accordance with the Judgment. The Company subsequently received notice from the NYSE that such shares had been approved for listing subject to official notice of reinstatement. The Company thereafter proceeded to issue instructions to its transfer agent to reinstate these shares and to register them in the name of the Bank of China. These instructions were duly carried out and the Bank of China became the registered owner of the 1,017,149 shares.

The Company however disputed the Bank of China’s claim for payment of the dividends on the ground that this was contrary to what the Bank of China had argued in the Privy Council and in any event was not part of the Judgment.

The Company has not paid dividends on the Redeemed Shares since 1997 and at September 4, 2007 (the day immediately preceding the date Bank of China sold a portion of the Redeemed Shares to satisfy its claim against Tele-Art, as discussed below), the amount that would have accrued on the Redeemed Shares had such shares not been redeemed totaled approximately $5,595. Although the Privy Council did not address the issue of entitlement to post redemption dividends in the Judgment, following the Judgment, the Bank of China has made claim to such dividends, a claim that the Company has denied. The Bank of China, however, subsequently abandoned this claim upon receipt of payment of their debt from the proceeds of the sale of a portion of the Redeemed Shares in September 2007.

The Bank of China forwarded the share certificates in respect of 477,319 shares to Mr. Glenn Harrigan, the liquidator of Tele-Art, on September 18, 2007. In forwarding these shares, the Bank of China informed the liquidator that these shares represented the balance of the shares remaining after they had liquidated 539,830 shares, from which the Bank of China had received sale proceeds of the sum of approximately $6,937. Thereafter, the Bank of China, by its letter of November 1, 2007, purported to give an account as to the application of such sale proceeds.

The sale proceeds retained by the Bank of China included a provision of approximately $900 as its legal costs for related litigation. The Company has been advised by its legal advisers that such retention is wrongful. The Company intends to commence legal proceedings against the Bank of China for such wrongful retention and for a true accounting of the sale proceeds retained by the Bank of China in payment of the amounts allegedly owing to it. Also, the Bank of China had made claims related to the liquidation of Tele-Art against the Company in the High Court of Hong Kong, which claims the Company is now defending. Furthermore, investigations by the Company as the assignee of certain rights of actions of the liquidator of Tele-Art to recover the assets of Tele-Art are still continuing. The liquidation case of Tele-Art is therefore not expected to be completed soon but will continue for quite some time. Therefore, the cash dividends through September 4, 2007 attributable to the 539,830 Redeemed Shares that were sold by the Bank of China and the cash dividends accruing to date and attributable to the remaining Redeemed Shares have been deposited into a segregated account. Similarly, future cash dividends attributable to the remaining Redeemed Shares will be, until such shares are liquidated, deposited in such segregated account, as will the net proceeds from the remaining shares when liquidated. From the funds so deposited, all future legal costs and other expenses relating to the liquidation of Tele-Art will be paid until the Tele-Art liquidation is completed and finalized.

15.	Commitments and Contingencies — continued
(b)	Significant legal proceedings — continued

Tele-Art - continued

On August 25, 2005, the liquidator filed his summons in the High Court of BVI seeking for approval of his fourth liquidator report. The report sought the court’s approval of his recommendation of the amount of debt owed by Tele-Art to the Company of approximately $38,900, two other unsecured creditors of approximately $221 and the fee to David Hague of approximately $382. The report also sought the Court’s approval of the Company’s proposal on the distribution of the redemption proceeds among the unsecured creditors and direction of court on whether Bank of China was eligible to claim any amounts against Tele-Art and, if eligible, the quantum of such debt. This liquidator’s summons was due to be heard on February 20, 2006 but had been adjourned to a date to be fixed by the Registrar of the High Court. It is expected that in light of the Judgment of November 20, 2006, the liquidator may seek to have the issues raised in its summons adjudicated by the BVI court, but up to March 14, 2008, the Company has not received any information to this effect or otherwise as such status of this proceeding remained unchanged.

On April 11, 2005, Bank of China also filed a summons to the BVI Court seeking orders to force Nam Tai to pay the redemption price and dividends ordered by the Court of Appeal on the appeal of the Priority Summons to Bank of China. Nam Tai filed an affidavit of evidence in response on July 19, 2005. A determination by the court of this proceeding has now been rendered moot by the Judgment and although the Company expects that the Bank of China will now withdraw or abandon its prosecution. As of March 14, 2008, the Company has not received any information to that effect or otherwise.

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

The Company has continued to vigorously pursue all legal alternatives available to recover the maximum amount of the outstanding debt from Tele-Art as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art.

In furtherance of this objective, the Company has also instituted proceedings in the BVI against UBS PaineWebber, or UBS, on June 20, 2005, for breach of trust with respect to UBS’s role as brokers in carrying out the terms of the September 1997 BVI court order for the sale of Tele-Art’s Nam Tai shares in sufficient quantities to pay the debts of the Bank of China and the Company. UBS subsequently filed an application challenging the jurisdiction of the Court. On July 25, 2006 however, the Court, upon the application of UBS, made an Order staying the BVI court proceedings pending the outcome of the New York Court proceedings which in effect dealt with almost identical matters as the BVI proceedings. This stay remains in place and awaits the outcome of the New York matter which the Company understands continues to proceed to trial.

(* Subsequent to November 7, 2003, the number of shares was adjusted to 457,050 to reflect the 1-for-10 stock dividend effective on that date.)

(** Subsequent to November 7, 2003, the number of shares was adjusted to 560,099 to reflect the 1-for-10 stock dividend effective on that date.)

15.	Commitments and Contingencies — continued
(b)	Significant legal proceedings — continued

Shareholders’ Actions

The Company and certain of its directors are defendants in consolidated class actions entitled Rocco vs. Nam Tai Electronics et al., Lead Case No. 03-cv-01148-JES, originally commenced on February 20, 2003 and pending in the United States District Court in the Southern District of New York. The named plaintiffs purport to represent a putative class of persons who purchased our common shares from July 29, 2002 through February 18, 2003. The plaintiffs asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to the Company’s LCDP segment. The Company filed an answer to the amended and consolidated complaint and oral argument on the plaintiffs’ most recent motion for class certification was held on February 1, 2007. Following that hearing, on August 21, 2007, the court denied the plaintiffs’ motion for class certification.

A conference with the court was held on January 17, 2008 wherein the plaintiff indicated that he wished to proceed with his case as an individual, notwithstanding the denial of class certification. The court ordered that the parties to begin discovery within the next six months and to appear for a pretrial conference on September 16, 2008. In February 2008, the parties reached an agreement in principle on a possible settlement of the individual action; however, as of March 14, 2008, the agreement has yet been concluded. The damages sought by the plaintiff in an individual capacity are not material to the Company’s financial condition or results of operations and accordingly, the Company does not intend to provide further disclosure on this litigation unless an event occurs during its course that it believes would be material.

16.	Segment Information

The Company operates in three segments: CECP, TCA and LCDP. These segments are operated and managed as strategic business units. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.

The following table provides operating financial information for the three reportable segments.
Year ended December 31, 2005

	CECP	TCA	LCDP	Corporate	Total
Net sales — third parties	$169,056	$563,874	$58,112	$—	$791,042
Net sales — related parties	—	6,195	—	—	6,195

Total net sales	169,056	570,069	58,112	—	797,237
Cost of sales	(134,002)	(523,869)	(46,443)	—	(704,314)

Gross profit	35,054	46,200	11,669	—	92,923
Selling, general and administrative expenses	(11,166)	(10,364)	(6,224)	(5,303)	(33,057)
Research and development expenses	(3,500)	(2,546)	(1,164)	—	(7,210)
Other income (expenses), net	2,508	1,276	740	(4,649)	(125)
Dividend income received from marketable securities	579	—	—	—	579
Gain on partial disposal of subsidiaries	—	—	—	10,095	10,095
Gain on disposal of an affiliated company	—	—	—	3,631	3,631
Loss on disposal of marketable securities	—	—	—	(3,686)	(3,686)
Impairment loss on marketable securities	—	—	—	(6,525)	(6,525)
Interest income	514	728	47	2,659	3,948
Interest expense	—	—	(438)	—	(438)

Income (loss) before income taxes and minority interests	23,989	35,294	4,630	(3,778)	60,135
Income taxes	(498)	(78)	(75)	—	(651)

Income (loss) before minority interests and equity in loss of an affiliated company	23,491	35,216	4,555	(3,778)	59,484
Minority interests	(6,661)	—	(1,331)	—	(7,992)
Equity in loss of an affiliated company	—	—	—	(186)	(186)

Net income (loss)	$16,830	$35,216	$3,224	$(3,964)	$51,306

Year ended December 31, 2006

	CECP	TCA	LCDP	Corporate	Total
Net sales — third parties	$178,320	$627,199	$64,655	$—	$870,174
Cost of sales	(148,013)	(582,052)	(53,888)	—	(783,953)

Gross profit	30,307	45,147	10,767	—	86,221
Gain on disposal of asset held for sale	—	—	—	9,258	9,258
Selling, general and administrative expenses	(10,026)	(11,960)	(5,167)	(3,515)	(30,668)
Research and development expenses	(3,285)	(3,064)	(1,517)	—	(7,866)
Losses arising from the judgment to reinstate redeemed shares	—	—	—	(14,465)	(14,465)
Other income (expenses), net	954	577	—	(2,796)	(1,265)
Loss on marketable securities arising from split share structure reform	(1,869)	—	—	—	(1,869)
Interest income	1,638	809	84	6,011	8,542
Interest expense	—	—	(602)	—	(602)

Income (loss) before income taxes and minority interests	17,719	31,509	3,565	(5,507)	47,286
Income taxes	(214)	(85)	(78)	—	(377)

Income (loss) before minority interests and equity in loss of an affiliated company	17,505	31,424	3,487	(5,507)	46,909
Minority interests	(5,251)	—	(904)	2	(6,153)
Equity in (loss) profit of an affiliated company	—	—	(8)	8	—

Net income (loss)	$12,254	$31,424	$2,575	$(5,497)	$40,756

16.	Segment Information — continued
Year ended December 31, 2007

	CECP	TCA	LCDP	Corporate	Total
Net sales — third parties	$283,757	$413,198	$83,867	$—	$780,822
Cost of sales	234,729	384,443	74,632	—	693,804

Gross profit	49,028	28,755	9,235	—	87,018
Selling, general and administrative expenses	(15,269)	(10,831)	(6,331)	(4,119)	(36,550)
Research and development expenses	(4,144)	(3,941)	(1,713)	—	(9,798)
Other income (expenses), net	4,851	561	(121)	(3,072)	2,219
Gain on partial disposal of subsidiaries’ shares	—	—	—	390	390
Gain on disposal on marketable securities	43,815	—	—	—	43,815
Interest income	3,609	1,055	30	4,469	9,163
Interest expense	(24)	—	(452)	24	(452)

Income (loss) before income taxes and minority interests	81,866	15,599	648	(2,308)	95,805
Income taxes	(5,655)	350	1,275	—	(4,030)

Income (loss) before minority interests	76,211	15,949	1,923	(2,308)	91,775
Minority interests	(21,693)	—	(458)	(121)	(22,272)

Net income (loss)	$54,518	$15,949	$1,465	$(2,429)	$69,503

Year ended December 31, 2005

	CECP	TCA	LCDP	Corporate	Total
Depreciation and amortization	$5,132	$7,140	$3,508	$1,044	$16,824
Capital expenditures	$13,498	$8,402	$10,222	$44	$32,166
Identifiable assets	$148,173	$170,624	$57,736	$143,478	$520,011
Year ended December 31, 2006

	CECP	TCA	LCDP	Corporate	Total
Depreciation and amortization	$6,484	$8,488	$4,052	$—	$19,024
Capital expenditures	$1,992	$19,864	$1,937	$—	$23,793
Identifiable assets	$181,634	$170,129	$58,172	$119,300	$529,235
Year ended December 31, 2007

	CECP	TCA	LCDP	Corporate	Total
Depreciation and amortization	$6,815	$10,453	$4,230	$3	$21,501
Capital expenditures	$5,609	$4,996	$4,568	$94	$15,267
Identifiable assets	$212,098	$150,963	$64,628	$117,129	$544,818
There were no material inter-segment sales for the years ended December 31, 2005, 2006 and 2007. The Company charges 100% of its corporate level related expenses to its reportable segments.

16.	Segment Information — continued

A summary sets forth the percentage of net sales of each of the Company’s product lines of each segment for the years ended December 31, 2005, 2006 and 2007, is as follows:

Year ended December 31,	2005	2006	2007

Product line

CECP:
- Assembling
- Consumer electronics and communication products	20%	20%	36%
- Software development services	1%	1%	—

	21%	21%	36%

TCA	72%	72%	53%

LCDP:
- Parts and components
- LCD products	7%	7%	11%

	100%	100%	100%

A summary of net sales, net income and long-lived assets by geographic areas is as follows:

By geographical area:

Year ended December 31,	2005	2006	2007

Net sales from operations within:
- Hong Kong and Macao:
Unaffiliated customers	$58,112	$—	$—
Intercompany sales	670	—	—

	58,782	—	—

- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	732,930	870,174	780,822
Related parties	6,195	—	—
Intercompany sales	—	418	253

	739,125	870,592	781,075

- Intercompany eliminations	(670)	(418)	(253)

Total net sales	$797,237	$870,174	$780,822

Net income within:
- PRC, excluding Hong Kong and Macao	$31,354	$18,743	$52,338
- Hong Kong and Macao	19,952	22,013	17,165

Total net income	$51,306	$40,756	$69,503

16.	Segment Information — continued

Year ended December 31,	2005	2006	2007

Net sales to customers by geographical area:
- Hong Kong	$383,138	$258,774	$255,569
- Europe	138,974	131,763	128,800
- United States	33,259	76,620	113,352
- PRC (excluding Hong Kong)	151,788	272,916	169,395
- Japan	14,858	19,259	20,827
- North America (excluding United States)	492	1,999	11,328
- Korea	53,979	49,434	34,731
- Other	20,749	59,409	46,820

Total net sales	$797,237	$870,174	$780,822

As of December 31,	2005	2006	2007

Long-lived assets by geographical area:
- PRC, excluding Hong Kong and Macao	$100,372	$105,123	$98,441
- Hong Kong and Macao	369	271	158

Total long-lived assets	$100,741	$105,394	$98,599

Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at prices consistent with what the Company would charge third parties for similar goods.

The Company’s sales to customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2005	2006	2007

A	$257,595	$195,476	$	N/A
B	121,369	163,712		157,891
C	80,354	141,977		123,858
D	N/A	N/A		84,555

	$459,318	$501,165		$366,304

16.	Subsequent event

On February 26, 2007, the Company entered into a share purchase agreement with an independent third party, pursuant to which the Company agreed to sell its entire interest in JIC Technology to this independent third party for a cash consideration of approximately $51,100. The sale was completed on March 4, 2008.

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
STATEMENTS OF INCOME
(In thousands of US dollars)

	Year ended December 31,
	2005	2006	2007

General and administrative expenses*	$(3,551)	$(3,459)	$(4,115)
Other expense, net	(2,805)	(2,798)	(3,078)
Gain on sales of subsidiaries’ shares	10,095	—	390
Gain on disposal of an affiliated company	3,631	—	—
Losses arising from judgement to reinstate redeemed shares	—	(14,465)	—
Interest income	4,660	7,247	4,493

Income (loss) before income taxes	12,030	(13,475)	(2,310)
Income taxes	—	—	—

Income (loss) before equity loss of an affiliated company and share of net profits of subsidiaries, net of taxes	12,030	(13,475)	(2,310)
Equity loss of an affiliated company	(186)	—	—
Share of net profits of subsidiaries, net of taxes	39,462	54,231	71,813

Net income	$51,306	$40,756	$69,503

*	Amount of share-based conpensation expense included in general and administrative expenses $— $597 $268

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
BALANCE SHEETS
(In thousands of US dollars)

	December 31,
	2006	2007

ASSETS
Current assets:
Cash and cash equivalents	$117,632	$74,049
Prepaid expenses and other receivables	989	11
Loan to a subsidiary — current	—	25,953
Amounts due from subsidiaries	44	44

Total current assets	118,665	100,057

Equipments, net	2	4
Loan to a subsidiary — non-current	—	285,478
Investments in subsidiaries	219,648	(41,992)
Other assets	239	264

Total assets	$338,554	$343,811

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$2,069	$2,682
Dividend payable	16,639	9,509
Amounts due to subsidiaries	2,752	1,439

Total liabilities	21,460	13,630

Shareholders’ equity:
Common shares ($0.01 par value — authorized 20,000,000 shares)	438	448
Reinstatement of redeemed shares	17,159	—
Additional paid-in capital	264,393	281,895
Retained earnings	25,030	47,846
Accumulated other comprehensive income (loss)	10,074	(8)

Total shareholders’ equity	317,094	330,181

Total liabilities and shareholders’ equity	$338,554	$343,811

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands of US dollars, except share and per share data)

						Accumulated	Total
	Common	Common	Reinstatement	Additional		Other	Share-
	Shares	Shares	of redeemed	Paid-in	Retained	Comprehensive	holders'	Comprehensive
	Outstanding	Amount	shares	Capital	Earnings	Income (Loss)	Equity	Income
Balance at January 1, 2005	42,664,536	$426	$—	$241,756	$56,324	$6,547	$305,053
Shares issued on exercise of options	841,050	9	—	16,411	—	—	16,420
Net income	—	—	—	—	51,306	—	51,306	$51,306
Share of subsidiaries’ equity transactions:
Unrealized loss of marketable securities	—	—	—	—	—	(5,352)	(5,352)	(5,352)
Realization of loss upon disposals of marketable securities	—	—	—	—	—	(250)	(250)	(250)
Foreign currency translation	—	—	—	—	—	73	73	73

Comprehensive income								$45,777

Cash dividends ($1.32 per share)	—	—	—	—	(56,859)	—	(56,859)

Balance at December 31, 2005	43,505,586	$435	$—	$258,167	$50,771	$1,018	$310,391
Shares issued on exercise of options	281,000	3	—	5,436	—	—	5,439
Equity-settled share-based payment	—	—	—	597	—	—	597
Reinstatement of redeemed shares	—	—	17,159	—	—	—	17,159
Net income	—	—	—	—	40,756	—	40,756	$40,756
Share of subsidiaries’ equity transactions:
Equity-settled share-based payment	—	—	—	193	—	—	193
Unrealized gain of marketable securities	—	—	—	—	—	8,983	8,983	8,983
Foreign currency translation	—	—	—	—	—	73	73	73

Comprehensive income								$49,812

Cash dividends ($1.52 per share)	—	—	—	—	(66,497)	—	(66,497)

Balance at December 31, 2006	43,786,586	$438	$17,159	$264,393	$25,030	$10,074	$317,094
Reinstatement of redeemed shares	1,017,149	10	(17,159)	17,149	—	—	—
Equity-settled share-based payment	—	—	—	268	—	—	268
Net income	—	—	—	—	69,503	—	69,503	$69,503
Share of subsidiaries’ equity transactions:
Equity-settled share-based payment	—	—	—	85	—	—	85
Reserve shared by minority interests	—	—	—	—	(9,052)	—	(9,052)	(9,052)
Unrealized gain of marketable securities	—	—	—	—	—	17,451	17,451	17,451
Disposal of marketable securities	—	—	—	—	—	(27,381)	(27,381)	(27,381)
Foreign currency translation	—	—	—	—	—	(152)	(152)	(152)

Comprehensive income								$50,369

Cash dividends ($0.84 per share)	—	—	—	—	(37,635)	—	(37,635)

Balance at December 31, 2007	44,803,735	$448	$—	$281,895	$47,846	$(8)	$330,181

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2005	2006	2007

Cash flows from operating activities:
Net income	$51,306	$40,756	$69,503

Adjustments to reconcile net income to net cash provided by operating activities:
Share of net profit of subsidiaries, net of taxes	(39,462)	(54,231)	(71,813)
Dividend income from subsidiaries	11,349	13,596	17,116
Gain on disposal of subsidiaries	(10,095)	—	(390)
Depreciation	1	1	1
Equity in loss of an affiliated company less dividend received	186	—	—
Loss arising from the judgment to reinstate redeemed shares	—	14,465	—
Share-based compensation expenses	—	597	268
Gain on disposal of an affiliated company	(3,631)	—	—
Impairment of intangible assets	459	—	—
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other receivables	(128)	(626)	978
(Decrease) increase in accrued expenses and other payables	(20)	(67)	613

Net cash provided by operating activities	9,965	14,491	16,276

Cash flows from investing activities:
Proceeds on disposal of subsidiaries	25,219	—	49,002
Proceeds on disposal of an affiliated company	6,494	—	—
Acquisition of subsidiaries’ shares	—	(3,130)	(62,755)
Decrease in amounts due from subsidiaries	27,669	41,824	—
Purchase of equipment	—	—	(3)
(Increase) decrease in other assets	(40)	143	(25)

Net cash provided by (used in) investing activities	59,342	38,837	(13,781)

Cash flows from financing activities:
Increase (decrease) in amounts due to subsidiaries	10,774	(8,022)	(1,313)
Proceeds from shares issued on exercise of options	16,420	5,439	—
Dividend paid	(47,622)	(64,215)	(44,765)

Net cash used in financing activities	(20,428)	(66,798)	(46,078)

Net increase (decrease) in cash and cash equivalents	48,879	(13,470)	(43,583)
Cash and cash equivalents at beginning of year	82,223	131,102	117,632

Cash and cash equivalents at end of year	$131,102	$117,632	$74,049

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
NOTE TO SCHEDULE 1
(In thousands of US dollars)
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2007, $249,720 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2005, 2006 and 2007.
During the years ended December 31, 2005, 2006 and 2007, cash dividends of approximately $11,349, $13,596 and $17,116, respectively, were declared and paid by subsidiaries of the Company.