Form 20-F
period 2008-12-31
NAM TAI ELECTRONICS INC
filed 2009-03-13
CIK 829365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to                     .
Commission File Number: 001-31583
Nam Tai Electronics, Inc.
(Exact name of registrant as specified in its charter)

British Virgin Islands (Jurisdiction of incorporation or organization)	Unit A	Kee Wong, Corporate Secretary
	17 Floor Edificio Comercial Rodrigues	Tele: (852) 2341 0273 — E-mail: lkwong@namtai.com.hk
	599 da Avenida da,	Units 5811-12, The Center,
	Praia Grande, Macao	99 Queen’s Road Central, Central, Hong Kong
	(Address of principal executive offices)	(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)
     Securities registered or to be registered pursuant to Section 12(b) of the Act: Common Shares, $0.01 par value per share
     Securities registered pursuant to Section 12(g) of the Act: NONE
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
     As of December 31, 2008, there were 44,803,735 common shares of the registrant outstanding.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
     Indicate by check mark whether the registrant: (i)has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18
     Indicate by check mark which financial statement item the registrant has elected to follow: Item 17. ☐ Item 18. ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

* * *
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
     Readers should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Report. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in management’s expectations. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the U.S. Securities and Exchange Commission, which we refer to in this Report as the SEC.

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION
     The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publishes its financial statements in United States dollars.
INTRODUCTION
     Except where the context otherwise requires and for purposes of this Annual Report only:
•	“we,” “us,” “our company,” “our,” the “Company” and “Nam Tai” refer to Nam Tai Electronics, Inc. and, in the context of describing our operations, also include our PRC operating companies;

•	“shares” refer to our common shares, $0.01 par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China and “HK$” refers to the legal currency of Hong Kong;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China, and

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.
     Note with respect to our use of “Bluetooth” and Fly Fusion in this Report: The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license. “FLY FusionTM” used in this Report is the trademark of Leapfrog Enterprises, Inc. Other trademarks and trade names used in this Report, if any, are those of their respective owners.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable
ITEM 3. KEY INFORMATION
Selected Financial Data
     Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected consolidated statements of income data for each of the three years in the period ended December 31, 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 are derived from our consolidated financial statements and notes thereto included in this Report. The selected consolidated statements of income data for each of the two-year periods ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled Item 5, Operating and Financial Review and Prospects, and our consolidated financial statements including the related footnotes.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except per share data)
Consolidated statements of income data:
Net sales — third parties	$499,680	$791,042	$870,174	$780,822	$622,852
Net sales — related party	34,181	6,195	—	—	—
Total net sales	533,861	797,237	870,174	780,822	622,852
Cost of sales	(457,385)	(704,314)	(783,953)	(693,804)	(552,174)
Gross profit	76,476	92,923	86,221	87,018	70,678
Gain on disposal of asset held for sale	—	—	9,258	—	—
Operating costs and expenses:
Selling, general and administrative	(28,053)	(33,057)	(30,668)	(36,550)	(36,057)
Research and development	(5,045)	(7,210)	(7,866)	(9,798)	(10,890)
Impairment of goodwill	—	—	—	—	(17,345)
Losses arising from the judgment to reinstate redeemed shares	—	—	(14,465)	—	—
Total operating expenses	(33,098)	(40,267)	(52,999)	(46,348)	(64,292)
Income from operations	43,378	52,656	42,480	40,670	6,386
Other (expenses) income — net	(1,012)	(125)	(1,265)	2,219	6,428
Dividend income received from marketable securities and investment	18,295	579	—	—	—
Gain on sale of subsidiaries’ shares	77,320	10,095	—	390	20,206
Gain on disposal of an affiliated company	—	3,631	—	—	—
(Loss) gain on disposal of marketable securities	—	(3,686)	—	43,815	—
Impairment loss on marketable securities	(58,316)	(6,525)	—	—	—
Loss on marketable securities arising from split share structure reform	—	—	(1,869)	—	—
Interest income	1,110	3,948	8,542	9,163	6,282
Interest expense	(195)	(438)	(602)	(452)	(356)
Income before income tax expenses, minority interests and equity in loss of affiliated companies	80,580	60,135	47,286	95,805	38,946
Income tax expenses	(879)	(651)	(377)	(4,030)	(2,877)
Income before minority interests and equity in loss of affiliated companies	79,701	59,484	46,909	91,775	36,069
Minority interests	(6,010)	(7,992)	(6,153)	(22,272)	(5,434)
Income after minority interests	73,691	51,492	40,756	69,503	30,635
Equity in loss of affiliated companies	(6,806)	(186)	—	—	—
Net income	66,885	51,306	40,756	69,503	30,635
Earnings per share:
Basic	$1.57	$1.19	$0.93	$1.56	$0.68
Diluted	$1.57	$1.19	$0.93	$1.55	$0.68

	At December 31,
	2004	2005	2006	2007	2008
	(in thousands, except per share data)
Consolidated balance sheet data:
Cash and cash equivalents	$160,649	$213,843	$221,084	$272,459	$237,017
Working capital (1)	218,243	234,674	238,105	266,306	239,037
Land use right and property, plant and equipment, net	97,441	100,741	105,394	98,599	121,660
Total assets	460,473	520,011	529,235	544,818	514,061
Short-term debt, including current portion of long-term debt	4,955	9,400	6,266	6,570	8,199
Long-term debt, less current portion	5,163	2,850	1,100	1,558	—
Total debt	10,118	12,250	7,366	8,128	8,199
Shareholders’ equity	305,053	310,391	317,094	330,181	322,261
Common shares	426	435	438	448	448
Total dividend per share	0.48	1.32	1.52	0.84	0.88
Total number of common shares issued	42,665	43,506	43,787	44,804	44,804
Total number of common shares to be issued	—	—	1,017	—	—

(1)	Working Capital represents the excess of current assets over current liabilities.

Risk Factors
     We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in this document and other documents filed with the SEC, in press releases, in reports to shareholders, on our website, and other documents. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with this “safe harbor”, we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Any such statements are qualified by reference to the following cautionary statements.
We are dependent on a few large customers, the loss of any of which could substantially harm our business and operating results.
     Historically, a substantial percentage of our sales have been to a small number of customers. During the years ended December 31, 2006, 2007 and 2008, sales to our customers accounting for 10% or more of our net sales aggregated approximately 57.6%, 46.9% and 57.7%, respectively, of our net sales. Our four largest customers during the year ended December 31, 2008 were Sharp Corporation, Epson Imaging Device Corporation (formerly known as Sanyo Epson Imaging Device), Sony Computer Entertainment and Sony Ericsson Mobile Communications International AB each of which accounted for more than 10% of our net sales during the year. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size.
     Our industry’s revenue declined in mid-2001 as a result of significant cut backs in customer production requirements, which was consistent with the overall global economic downturn then affecting the world-wide economic climate. A similar risk currently exists today as consumers and businesses have recently begun to postpone spending in response to tighter credit, negative financial news, declines in income or asset values or general uncertainty about global economic conditions. These economic conditions have had a negative impact on our results of operations during the second half of 2008 and are expected to continue to have a negative impact on our operations over the next several quarters and possibly beyond. We cannot assure you that present or future customers will not terminate their design and production services arrangements with us or significantly change, reduce or delay the amount of services ordered from us. If they do, it could have a material adverse effect on our results of operations. In addition, we generate significant account receivables in connection with the electronic manufacturing service (“EMS”) we provide to our customers. If one or more of our customers were to become insolvent or otherwise were unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or more of the following: a decline in revenue, a charge for bad debts, a charge for inventory write-offs, a decrease in inventory turns, an increase in days in inventory and an increase in days in accounts receivable.
The global economic weakness has adversely affected our earnings, liquidity and financial condition and, until global economic conditions improve, is expected to continue to do so.
     Global financial and credit markets have been, and continue to be, extremely unstable and unpredictable. Worldwide economic conditions have been weak and may be further deteriorating. The instability of the markets and weakness of the global economy has adversely affected, and could continue to effect adversely, the demand for our customers’ products, the amount, timing and stability of their orders to us, the financial strength of our customers and suppliers, their ability or willingness to do business with us, our willingness to do business with them, and/or our suppliers’ and customers’ ability to fulfill their obligations to us and/or the ability of our customers, our suppliers or us to obtain credit. These factors have and could continue to affect our operations, earnings and financial condition adversely. This instability also could affect the prices at which we could make any such sales, which also could adversely affect our earnings and financial condition. These conditions could also negatively affect our ability to secure funds or raise capital, if needed.
Our quarterly and annual operating results are subject to significant fluctuations as a result of a wide variety of factors.
     Substantially all of our sales are made on a purchase order basis, and we are not always able to predict with certainty the timing or magnitude of these orders, especially under the current economic global downturn situation. We cannot guarantee that we will continue to receive any orders from our customers, and our net sales will be harmed if we are unable to obtain a sufficient number of orders from, or ship a sufficient number of products to, customers in each quarter. In addition, our customers may cancel, change or delay product purchase orders with little or no advance notice to us. Also, we believe customers may be increasing the number of vendors upon which they rely for manufacturing. Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our business and operating results during any period. This could result from any one or a combination of factors, such as:

•	the timing, cancellation or postponement of orders;

•	adverse changes in current macro-economic conditions;

•	the level of capacity utilization of our manufacturing facilities and associated fixed costs;

•	the composition of the costs of revenue between materials, labor and manufacturing overhead;

•	changes in demand for our products or services;

•	changes in demand in our customers’ end markets, which affect the type of product and related margins;

•	our customers’ announcement and introduction of new products or new generations of products;

•	the efficiencies achieved in managing inventories and fixed assets;

•	fluctuations in materials costs and availability of materials;

•	the life cycles of our customers’ products;

•	variability in our manufacturing yields;

•	long lead times and advance financial commitments for our factories and equipment expenditures;

•	long lead times and advance financial commitments for components required to complete anticipated customer orders;

•	our effectiveness in managing manufacturing processes, including, interruptions or slowdowns in production and changes in cost and availability of components;

•	changes in the specific products or quantities our customers order; and

•	price reductions caused by competitive pressure.
     The volume and timing of orders received during a quarter are difficult to forecast and vary as a consequence of variation in demand for our customers’ products; our customers’ attempts to manage their inventory; electronic design changes; changes in our customers’ manufacturing strategies; and acquisitions of or consolidations among our customers. Customers generally order based on their forecasts. Further, we do not typically operate with any significant backlog in orders, and this makes it difficult for us to forecast our revenues, plan our production and allocate resources for future periods (including for our capital expenditures). If demand falls below such forecasts or if customers do not control inventories effectively, they may reduce, cancel or postpone shipments of orders.
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
     Although there are certain barriers to entry to the EMS industry, including technical expertise, substantial capital requirements, difficulties relating to building customer relationships and a large customer base, the barriers to entry are comparatively low and we are aware that manufacturers in Hong Kong and China may be developing or have developed the required technical capability and customer base to compete with our existing business.
     Competition in the EMS industry is intense, characterized by price erosion, rapid technological change and competition from major international companies. This intense competition has resulted in pricing pressures and lower gross margins percentage in certain years. Over the last several years before 2008, our gross margins percentage declined substantially. Although our gross margins percentage in 2008 were flat when compared with 2007, we may not be able to improve on, or even maintain the percentage level of our 2008 gross margins in the future. From 2004, the percentage of our gross margins has fluctuated as indicated in the chart below:

     In addition, consolidation in our industry results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us may permit the competitors involved to devote significantly greater resources to the expansion of EMS that they offer and the marketing of existing competitive services to their larger installed customer bases or to new customers attracted to larger global manufacturing organizations. We expect that competition will increase substantially because of these and other industry consolidations and alliances, as well as the emergence of new competitors.
     If, as a result of these competitive forces, we are compelled to continue to lower our unit prices and are unable to offset the general trend of decreases in our gross margins percentage by increasing our sales volumes, our gross margins percentage will decline. If we cannot stem the decline in our gross margins percentage, our ability to use internal resources to finance planned expansion may be curtailed, dividend payments to our shareholders, which we determined not to declare in 2009 as a consequence of the ongoing global economic turmoil, may not be resumed, our financial position may be harmed and our stock price may fall.
We may not be able to compete successfully with our competitors, many of which have substantially greater resources than we do. We will face intense competition when we begin large-scale production of flexible printed circuit, or FPC, boards and FPC subassemblies.
     The electronic manufacturing services we provide are available from many independent sources as well as from our current and potential customers with in-house manufacturing capabilities. The following table identifies those companies, which we believe are our principal competitors (listed alphabetically) by category of products or services we provide:

Product/Service	Competitor
EMS	➢	Celestica, Inc.
	➢	Flextronics International Ltd.
	➢	Hon Hai Precision Industry Co., Ltd.
	➢	Jabil Circuit, Inc
	➢	Sanmina-SCI Corporation

Image capturing devices and their modules	➢	Altus Technology Inc (controlled by Foxconn)
	➢	Lite-On Technology Corporation
	➢	Logitech International S.A.
	➢	The Primax Group

Mobile phone accessories	➢	Balda-Thong Fook Solutions Sdn., Bhd.
	➢	Celestica, Inc.
	➢	Elcoteq Network Corp.
	➢	Flextronics International Ltd.
	➢	Foster Corporation
	➢	Foxlink Group
	➢	Merry Electronics Co. Ltd.
	➢	WKK International (Holdings) Ltd.

Product/Service	Competitor
Radio Frequency, or RF modules	➢	Wavecom SA
	➢	WKK International (Holdings) Ltd.

Liquid crystal display, or LCD, panels	➢	Elec & Eltek International Holdings Limited
	➢	Truly International Holdings Ltd.
	➢	Varitronix International Ltd.
	➢	Yeebo (International) Holdings Ltd.

Telecommunication subassemblies and components	➢	Flextronics International Ltd.
	➢	LG. Philips LCD Co., Ltd.
	➢	Samsung Electronics
	➢	Varitronix International Ltd.

Consumer electronic products (calculators, personal organizers and linguistic products)	➢ ➢	Computime Limited Inventec Co. Ltd.
	➢	Kinpo Electronics, Inc.
	➢	VTech Holdings Limited
     Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do and consolidations among our competitors could result in even larger competitors emerging. As a result, we may be unable to compete successfully with these organizations in the future.
     When we begin large-scale production of FPC boards and FPC subassemblies in 2009, we expect to face intense competition from large FPC board manufacturers located in Taiwan, China, Korea, Singapore, North America, Japan and Europe such as NOK Corporation, Sony Chemical & Information Device Ltd., Nitto Denko (HK) Co. Ltd and Ichia Technologies Inc as well as from large, established EMS providers, such as Flextronics International Ltd. and Foxconn Electronics, Inc., that have developed or acquired, or, like we have, are developing their own FPC manufacturing capabilities, and have extensive experience in electronics assembly. Furthermore, many companies in our target customer base are moving the design and manufacturing of their products to original design manufacturers (“ODMs”) in Asia. Such competition could pressure us to provide discounts or lower prices to gain or maintain market share, which could adversely affect our margins and the profitability of our FPC business and could adversely affect our operating results as a whole. In addition, if we are unable to capture ODMs as customers, we may be unable to sustain or grow our FPC business.
Our inability to utilize capacity at facilities that we have planned for expansion could materially and adversely affect our business and operating results.
     Apart from our existing facilities in Shenzhen, PRC, the construction of the first of two new factories in Wuxi is on schedule for completion and we expect mass production to be available by the second half of 2009 to produce FPC boards, FPC subassemblies and other products. Because of the current economic global downturn, we have determined to postpone until at least mid-2009 or later moving forward to begin construction of our two other expansion projects, one for second parcel of land in Wuxi and the other in Shenzhen Guangming Hi-Tech Industrial Park (“Shenzhen Guangming”). Through December 31, 2008, we had spent approximately $19.3 million on the construction of the first project in Wuxi, which includes land price, construction and all related expenses. In addition, we had paid approximately $10.0 million to acquire the land where our facilities in Shenzhen Guangming are to be constructed. We have financed the improvements to our existing Shenzhen facilities, and plan to continue financing the planned Wuxi and Shenzhen Guangming factories, from internally generated funds, but cannot guarantee that we will be able to utilize fully the additional capacity that each of these new facilities will provide when they are available for production. Our factory utilization is dependent on our success in providing manufacturing services for FPC boards, FPC subassemblies, LCD modules and other products at a price and volume sufficient to absorb our increased overhead expenses. Demand for contract manufacturing of these products may not be as great as we expect, and we may fail to realize the expected benefit from our investments in any of our new factories.
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
     Since 2007, we have targeted markets that we believe offer significant growth opportunities and for which OEMs sell complex products that are subject to rapid technological change. We believe that markets involving complex, rapidly changing products offer us opportunities to produce products with higher margins because these products require higher value-added manufacturing services and may also include advanced components. We expect that our current mix of customers and products will continue to change rapidly, and we believe this to be relatively common in the EMS industry. If the products of our customers that we manufacture become obsolete or less profitable and we are not able to diversify our product offerings or customer base in a timely manner, our business would be materially and adversely affected.
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
     To remain competitive, we must continue to make investments in capital equipment, facilities and technological improvements. We plan to finance our expansion with capital we generate from operations. If we are unable to generate sufficient funds to conduct existing operations and fund our expansion, we may have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net sales, reduction or elimination of our dividends to shareholders, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, reduced manufacturing efficiencies or other harm to our business.
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
Recent changes in the PRC’s labor law could penalize Nam Tai if it needs to make additional workforce reductions.
     In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employee at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau, Although we have successfully reduced our headcount from various of our operating subsidiaries by approximately 2,600 in the fourth quarter of 2008 in response to the current economic downturn, we may incur much higher costs under China’s labor laws if we are forced to downsize further and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.

Adverse market conditions in the electronics industry could reduce our future sales and earnings per share.
     Recently, the business environment in the electronics industry has become challenging due to adverse worldwide economic conditions. The conditions have resulted, and may result in the future, in our customers delaying purchases of the products we manufacture for them and our customers placing purchase orders for lower volumes of products than previously experienced or anticipated. We cannot accurately predict future levels of demand for our customers’ electronics products. Consequently, our past operating results, earnings and cash flows may not be indicative of our future operating results, earnings and cash flows, which could be less than past results.
We are exposed to impact of global business trends in the mobile phone industry, which could result in even lower gross margins on the mobile phone components and subassemblies we manufacture.
     During the year ended December 31, 2008, approximately 65.9% of our sales were derived from subassemblies and components for mobile phones and mobile phone accessories. Accordingly, any fluctuations in the size of the mobile phone market, market trends, increased competition or pricing pressure of mobile phone industry may affect our business and operating results. For example, the mobile phone industry has been experiencing rapid growth, particularly from emerging economies such as India and China. The growth in these markets, however, does not necessarily translate into increased margins or growing profits as mobile phones sold in developing countries are typically stripped down to basic features and sold for low prices. Competition in developing markets is fierce, even more intense than in countries with advanced economies. Accordingly, we expect that our margins and profitability of the components and assemblies we manufacture for use in mobile phones that our customers target for emerging economies to continue to undergo severe pricing pressures, resulting in lower margins on these products than those we have experienced historically.
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
     As of December 31, 2008, approximately 99.8% of the net book value of our total property, plant and equipment was located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, China and Southeast Asia. Our international operations are subject to significant political and economic risks and legal uncertainties, including:
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
     Historically, our sales and operating results have been affected by seasonality. Sales of products and components related to mobile phones have generally been lower in the first quarter after peaking fourth quarter. Sales of educational products and home entertainment devices are often higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, orders for consumer electronics products have historically been lower in the first quarter from both the closing of our factories in China for the Lunar New Year holidays and the general reduction in sales following the holiday season. These sales patterns may not be indicative of future sales performance in future. For example, in 2008 as a result of the existing turmoil, many of our consumer products customers either postponed or cancelled orders that had been scheduled for delivery for the Christmas holidays, which based on our historical seasonal patterns was unusual.
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
     Global environmental legislation continues to emerge. These laws place increased responsibility and requirements on the “producers” of electronic equipment (i.e. the OEMs) and, in turn, their EMS providers and suppliers. On July 1, 2006, the European Union’s Restriction of Hazardous Substances (“RoHS”) came into effect. As a result, the use of lead and certain other specified substances in electronic products is restricted in the European Union. Where appropriate, we have transitioned our manufacturing processes and interfaced with suppliers and customers to review and secure RoHS compliance. In the event we are not in compliance with the RoHS requirements, we could incur substantial costs, including fines and penalties, as well as liability to our customers. In addition, customers who were deemed exempt for certain substances, or beyond the scope of the legislation, are beginning to be impacted by the changing supply chain. In this respect, we may incur costs related to inventories containing restricted substances. There are also European Union requirements with respect to the collection, recycling and management of waste electronic products and components. Under the European Union’s Waste Electrical and Electronic Equipment (“WEEE”) directive, compliance responsibility rests primarily with OEMs rather than with EMS companies. However, OEMs may turn to EMS companies such as Nam Tai for assistance in meeting their WEEE obligations. Failure by our customers to meet the RoHS or WEEE requirements or obligations could have a negative impact on their businesses and revenues which would adversely impact our financial results. Similar restrictions are being proposed or enacted in other jurisdictions, including China. We cannot currently assess the impact of these legislations on our operations.
Power shortages in China could affect our business.
     We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China, including areas where our manufacturing facilities are located, have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date. We are sometimes given advance notice of power shortages and in relation to this we currently have a backup power system. However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice of it. Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, may have an adverse impact on our business.
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
     Differences between the United States and PRC governments on some political issues continue occasionally to color the relationship. These occasional controversies could materially and adversely affect our business and operations. Political or trade friction between the two countries could also materially and adversely affect the market price of our shares, whether or not they adversely affect our business.
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
     Under prior PRC law, we have been afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the Chinese government enacted a new unified enterprise income tax law which became effective on January 1, 2008. Prior to this new income tax law, as a foreign invested enterprise, or “FIE”, located in Shenzhen, PRC, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the new income tax law, apart from those qualified as high-tech enterprises, most domestic enterprises and FIEs would be subject to a single PRC enterprise income tax rate of 25% in year 2012 and afterward. For information on the new enterprise income tax (“EIT”) rates as announced by the PRC’s State Council for the transition period until year 2012, please see the table in Item 5, Operating and Financial Review and Prospects in this Report.
     We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.
Payment of dividends by our subsidiaries in the PRC to us is subject to restrictions under PRC law. The new PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate them or we may decide not pay dividends in the future.
     Under PRC law, dividends may be paid only out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises (“China GAAP”) less any recovery of accumulated losses and allocations to statutory funds that it is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The calculation of distributable profits under China GAAP differs in many respects from the calculation under U.S. GAAP. As a result, our subsidiaries in PRC may not be able to pay any dividend in a given year as determined under U.S. GAAP. The China’s tax authorities may require changes in determining income of the Company that would limit its ability to pay dividends and make other distributions.
     Prior to the new EIT law, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC, such as was the case when our PRC subsidiaries distributed portions of their earnings to our offshore subsidiaries. However, under the new EIT Law, dividends payable to foreign investors which are derived from sources within the PRC will be subject to income tax at the rate of 5% to 15% by way of withholding unless the foreign investors are companies incorporated in countries which have tax treaty agreement with PRC and rate agreed by both parties will be applied. For example, under the terms of a tax treaty between Hong Kong and the PRC that became effective in December 2006, distributions from our PRC subsidiaries to our Hong Kong subsidiary, will be subject to a withholding tax at a rate ranging from 5% to 10%, depending on the extent of ownership of equity interests held by our Hong Kong subsidiary in our PRC enterprises. As a result of this new PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises will be reduced. Since we derive most of our profits from our subsidiaries in PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, force us to reduce, or possibly eliminate, the dividends we have paid to our shareholders historically. For this reason, or other factors, we may decide not to declare dividends in the future. If we do pay dividends, we will determine the amounts when they are declared and even if we do declare dividends in the future, we may not continue them in any future period.
We appear to have been a passive foreign investment company for 2008 and based on our current operations and market conditions, we may be a passive foreign investment company for 2009, which could result in adverse U.S. federal income tax consequences to some U.S. investors.
     Based upon an analysis of the book value of our assets and the total market value, or market cap, of our shares at the end of each quarter during 2008, we appear to be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The determination of whether we are a PFIC in any taxable year is made on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of our gross income for such taxable year is passive income, or (ii) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income (the “PFIC asset test”). Accordingly, we could be classified as a PFIC.

     We have not conducted an appraisal of the actual fair market value of our assets. If we conducted such appraisal, it might not result in a fair market value of our assets being sufficiently greater than the aggregate value of our market cap to avoid our classification as a PFIC, and, even if it did so result, such appraisal may not be enough to establish to the satisfaction of the IRS that the fair market value of our assets was sufficiently greater than the aggregate value of our market cap in order to avoid our classification as a PFIC. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2008 or in any other taxable year, U.S. investors who owned our common shares generally would be subject to increased U.S. tax liabilities and reporting requirements, and pledges of our common shares would be considered sales for U.S. federal income tax purposes.
     Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences of from the classification as a PFIC see “Taxation — United States Federal Income Tax Consequences beginning on page 71 of this Report.
Changes in foreign exchange regulations of China could adversely affect our operating results.
     Some of our earnings are denominated in yuan, the base unit of the RMB. The People’s Bank of China and the State Administration of Foreign Exchange (“SAFE”) regulate the conversion of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions may enter into foreign exchange transactions at exchange rates within an authorized range above or below the exchange rate published by the People’s Bank of China according to the market conditions. Since 1996, the PRC government has issued a number of rules, regulations and notices regarding foreign exchange control designed to provide for greater convertibility of RMB. Under such regulations, any FIE must establish a “current account” and a “capital account” with a bank authorized to deal in foreign exchange. Currently, FIEs are able to exchange RMB into foreign exchange currencies at designated foreign exchange banks for settlement of current account transactions, which include payment of dividends based on the board resolutions authorizing the distribution of profits or dividends of the company concerned, without the approval of SAFE. Conversion of RMB into foreign currencies for capital account transactions, which include the receipt and payment of foreign exchange for loans and capital contributions, continues to be subject to limitations and requires the approval of SAFE. There can be no assurance that we will be able to obtain sufficient foreign exchange to make relevant payments or satisfy other foreign exchange requirements in the future.
Changes in currency exchange rates involving the Japanese yen or renminbi have and could continue to significantly affect our financial results.
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
     Approximately 11%, 8% and 12% of our material costs have been in Japanese yen during the years ended December 31, 2006, 2007 and 2008 respectively, but sales made in Japanese yen accounted for only 9%, 7% and 9% respectively, of our sales for each of the last three years. During the year ended December 31, 2008, the exchange rate of the Japanese yen to the U.S. dollar fluctuated above the rate at December 31, 2007 and had increased approximately 24% from the level at the end of December 31, 2007. This fluctuation resulted in an increase in our material costs during 2008 but it did not have a material net impact on our 2008 financial results. A future appreciation of the Japanese yen against U.S. dollars would increase our costs when translated into U.S. dollars and could adversely affect our margins unless we made sufficient sales in Japanese yen to offset against material purchases we made in Japanese yen.
     Approximately 9%, 13% and 16% of our total costs and expenses and 2%, 4% and 6% of our material costs were in RMB during the years ended December 31, 2006, 2007 and 2008, respectively. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximate 2.4% appreciation in the value of the RMB against the U.S. dollars at the end of 2005 from the July 21, 2005. Subsequent to the end of year 2006, 2007 and 2008, there were approximately 3.3%, 6.4% and 6.6% further appreciation in each respective year. In year 2008, this RMB appreciation to the U.S. dollars resulted in an increase in our total costs and expenses of approximately 1.1% based on the difference between our sales made in RMB versus our total costs and expenses incurred in RMB.
     The following chart illustrates the appreciation of the RMB to the US dollar from July 21, 2005 by showing the exchange ratio at the end of each quarter in the period from July 21, 2005 to December 31, 2008.

(1)	RMB (yuan) to US dollar data presented in this chart were derived from the historical currency converter available at http://forex-history.net.

(2)	If the end of a quarter fell on a Saturday or Sunday, datum is provided as of the previous Friday.
     If the trend of RMB appreciation to the U.S. dollar continues, our operating costs would further increase and our financial results would be adversely effected.
     If we determined to pass onto our customers through price increases the effect of increases in the RMB and Japanese yen relative to the U.S. dollars, it would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the RMB and Japanese yen relative to the U.S. dollars, our margins and profitability would suffer.
We are exposed to intangible asset risk
     We have recorded intangible assets, which are mainly represented by goodwill, which are attributable to business acquisitions and reorganization. We are required to perform goodwill impairment test at least on an annual basis and whenever events or circumstances indicate that the carrying value may not be recoverable from estimated future cash flows. In 2008, after performing an impairment analysis, we have written off about $17.3 million goodwill in the fourth quarter. As of December 31, 2008, goodwill with approximately $3.0 million remains on our books, which continues to be subject to annual and periodic evaluations. We may determine that further write-down may be necessary, which could be adverse to our operating results and financial position.
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
     On February 28, 2009, members of our senior management and Board of Directors as a group beneficially owned approximately 25.5% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.
Implementation of a new enterprise resource planning system could disrupt our operations and cause unanticipated increases in our costs.
     During 2008, several of our subsidiaries that are engaged in manufacturing began installing a new enterprise resource planning, or ERP, software system which the Company acquired from SAP Hong Kong Co., Ltd. The ERP software system includes related integrated applications for managing worldwide procurement and logistics business processes, customer relationships, product life-cycle and supplier relationships.
     We have invested, and will continue to invest, significant capital and human resources in the implementation of the ERP system, which may be disruptive to our underlying business. Any disruptions, delays or deficiencies in the design and implementation of the new ERP system, particularly any disruptions, delays or deficiencies that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations, file SEC reports in a timely manner and otherwise run our business. Further, as we are dependent upon our ability to gather and transmit accurate information to key decision makers, our business, results of operations and financial condition may be materially and adversely affected if our database infrastructure does not allow us to transmit accurate information, even for a short period of time. Even if we do not encounter these adverse effects, the implementation of the new ERP system may be much more costly than we anticipated. If we are unable to successfully implement the new ERP system as planned during 2009, our financial position, results of operations and cash flows could be negatively impacted.
     We have experienced a number of challenges during the implementation of this project that have caused delays and affected our operations. Although to date our financial results have not been materially affected by the implementation of our new ERP system, future disruptions caused by its implementation could have a material adverse effect on our financial position, results of operations and cash flows.

Regulatory initiatives in the United States, such as the Sarbanes-Oxley Act has increased, and may continue to increase the time and costs of certain activities; and any further changes would likely further increase our costs.
     In the United States, there have been regulatory changes especially in corporate governance practices of public bodies, including the Sarbanes-Oxley Act of 2002, changes in the continued listing rules of the New York Stock Exchange, new accounting pronouncements and there may be new regulatory legislation, rule and accounting changes, which may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have made some activities more time-consuming and have increased financial compliance and administrative costs of the companies that are subject to them, including foreign private issuers like Nam Tai having securities traded in the United States and thereby subject to legislative and regulatory changes in the U.S. capital markets. While these costs are no longer increasing, they may in fact increase in the future. In addition, any future changes in new regulatory legislation and rule and accounting may cause our legal and financial accounting costs to increase.
Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud, or in informing management of all material information in a timely manner.
     Our management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that our disclosure controls and internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.
     The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.
There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial position and results of operations.
     The consolidated and condensed consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to changes in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operation.
It may be difficult to serve us with legal process or enforce judgments against our management or us.
     We are a British Virgin Islands holding corporation with subsidiaries in Hong Kong, Macao and China. Substantially, all of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC or Hong Kong, and substantially all of the assets of these persons are located within the PRC or Hong Kong. It may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon our directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.
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
•	the judgment is for a liquidated amount in a civil matter;

•	the judgment is final and conclusive and has not been stayed or satisfied in full;

•	the judgment is not, directly or indirectly, for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong or British Virgin Islands court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given);

•	the judgment was not obtained by actual or constructive fraud or duress;

•	the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands;

•	the proceedings in which the judgment was obtained were not contrary to natural justice (i.e. the concept of fair adjudication);

•	the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands;

•	the person against whom the judgment is given is subject to the jurisdiction of the Hong Kong or the British Virgin Islands court; and

•	the judgment is not on a claim for contribution in respect of damages awarded by a judgment, which does not satisfy the criteria stated previously.
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
We will incur substantial costs and expenses in our efforts to privatize Nam Tai Electronic & Electrical Products Limited. If the privatization is successful, it may require a number of years to realize the benefits expected from owning 100 percent of NTEEP.
     In February 2009, we announced our intent to seek to privatize Nam Tai Electronic & Electrical Products Limited, or NTEEP, our Hong Kong Stock Exchange-listed subsidiary, in which we hold 74.88% of the issued share capital, by making a cash offer aggregating approximately $43 million for the shares of NTEEP we do not own. Completion of the privatization of NTEEP is conditioned upon our acquiring at least 90% of the NTEEP shares owned by its minority shareholders. If our privatization of NTEEP is successful, in addition to the price to be paid for the NTEEP shares we will acquire from its minority holders, we expect to incur a financial adviser fee, a legal adviser fee, printing and other expenses of the transaction in amount we currently estimate to be approximately $0.8 million. If we are not successful in our efforts to privatize NTEEP, we estimate that our expenses incurred will amount to approximately $0.5 million. Although we expect that our future financial results will benefit if we are successful in acquiring the outstanding minority shares of NTEEP because of cost savings and the elimination of sharing of NTEEP’s profits with the minority shareholders, the primary benefit expected on our financial results will occur only to the extent NTEEP’s operations remain profitable. Even if NTEEP’s future operating results remain profitable, a number of years may be required before the net income from NTEEP’s operations that was attributable to the minority interests that we acquire and the overhead costs saved from NTEEP’s privatization total to an amount that equals the costs and expenses of acquiring that interest.
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
     We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States public companies including:
•	the rules under the Securities Exchange Act of 1934 requiring the filing with the SEC of quarterly reports on Form 10-Q, current reports on Form 8-K or annual reports on Form 10-K;

•	the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefor promulgated under the Securities Exchange Act of 1934;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Securities Exchange Act of 1934 requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e. a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).
     In addition, because the Company is a foreign private issuer, certain corporate governance standards of the NYSE that are applied to domestic companies listed on that exchange may not be applicable to us. For information regarding whether our corporate governance standards differ from those applied to US domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in Item 6, Directors and Senior Management of this Report.
     Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. See footnote 1 on page 55 of this Report for information and risks associated with disclosures we have made in this Report or may make in our proxy statements regarding compensation we have paid to our directors and senior managers on an individual basis.
We have determined not to pay dividends for 2009 and may not pay dividends in the future.
     Although we have declared dividends during each of the last fifteen years, we may not be able to declare them or may decide not to declare them in the future. For example, on February 9, 2009, we determined not to declare dividends for 2009 in order to maintain cash reserves during the continuing economic turmoil. If dividends are to be declared in the future, we will determine the amounts and when they are to be declared. Even if dividends are declared in the future, we may not continue them in any future period.

ITEM 4. INFORMATION ON THE COMPANY
Corporate Information
     Nam Tai Electronics, Inc. was founded in 1975 and moved its manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, China in order to capitalize on opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). Our principal manufacturing and design operations are currently based in Shenzhen, China, approximately 30 miles from Hong Kong. Our PRC headquarters are located in Macao, which, like Hong Kong, is a Special Administrative Region of the PRC. Certain of our subsidiaries’ offices are located in Macao and Hong Kong, which provide us access to Macao’s and Hong Kong’s infrastructure of communication and banking facilities. Our corporate administrative matters are conducted in the British Virgin Islands through our registered agent, McNamara Corporate Services Limited, McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. In 1978, Mr. Koo, the founder of the Company, began recruiting operating executives from the Japanese electronics industry. These executives brought years of experience in Japanese manufacturing methods, which emphasize quality, precision, and efficiency in manufacturing. Senior management currently includes Japanese professionals who provide technical expertise and work closely with both our Japanese component suppliers and customers.
Major Events during 2008 to Date
Developments in Planned Expansion
     We have nearly completed construction of our new manufacturing facility in Wuxi, Jiangsu Province, near the East Coast of China, approximately 80 miles Northwest of Shanghai. Completion of this expansion project is on schedule and we expect that it will be available for mass production of FPC boards, FPC subassemblies and other products by the second half of 2009. Because of the current economic global downturn, our current plan is to postpone construction of two other new manufacturing facilities in Shenzhen Guangming and on a second parcel we hold in Wuxi until at least mid-2009 or later.
Our 2008 Sale of J.I.C. Technology Company Limited (“JIC Technology”)
     In March 2008, the Company sold its entire equity interest in JIC Technology to an independent third party. In this transaction, Nam Tai sold 572,594,978 shares of JIC Technology, representing 74.99% of its outstanding share capital for cash consideration of approximately $51 million, which resulted in a gain on disposal of approximately $20 million.
2009 Offer Seeking to Privatize NTEEP
     In February 2009, Nam Tai announced its intent to seek to privatize NTEEP, its Hong Kong Stock Exchange-listed subsidiary (Stock Code: 2633), in which it holds 74.88% of the issued share capital, by making a cash offer aggregating approximately $43 million for the shares of NTEEP it does not own. Completion of that offer and the resulting privatization of NTEEP are conditioned upon Nam Tai acquiring at least 90% of the NTEEP shares in which it does not own. If that condition is satisfied, Nam Tai intends to exercise compulsory acquisition rights available under Hong Kong law to acquire any remaining NTEEP shares that it did not acquire in the offer and then withdraw the listing of NTEEP from the Stock Exchange of Hong Kong. It is expected that the results of the cash offer will be known around April 2009.
Capital Expenditures
     Our principal capital expenditures and divestitures in each of the three years in the period ended December 31, 2008 include those shown in the following chart ($ in thousands):

     Our major capital expenditures in 2008 included:
•	$3.6 million for machinery and system improvements for our LCD factory;

•	$18.5 million for new factory construction in Wuxi;

•	$1.4 million for a new enterprise resource planning system; and

•	$3.9 million for other capital equipment.
     Our major capital expenditures in 2007 included:
•	$4.8 million for machinery used mainly for bonding and testing;

•	$4.0 million for machinery used mainly for LCD products;

•	$2.4 million for project of FPC board manufacturing in existing site; and

•	$2.6 million for other capital equipment.
     Our major capital expenditures in 2006 included:
•	$1.4 million for machinery used mainly for COG products;

•	$7.2 million for machinery used mainly for production of LCD modules;

•	$11.7 million for project of FPC board manufacturing in existing site; and

•	$3.5 million for other capital equipment.
     Capital expenditures we currently have planned for 2009 include:
•	$3.5 million for machinery used mainly for SMT, COB and testing equipments;

•	$25.0 million for new factory construction in Wuxi;

•	$10.5 million for machinery mainly used for FPC board manufacturing in Wuxi; and

•	$3.5 million for other capital equipment.
     Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant acquisition or strategic investment opportunities, which we regularly explore, the successful consummation of our efforts to privatize NTEEP, which is in process, and prevailing economic conditions.
Business Overview
     We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including FPC board, FPC board subassemblies, LCD panels, LCD modules, TFT display module, RF modules, DAB modules, internet radio subassemblies, CMOS imaging sensors modules and PCB subassemblies. The components, modules and subassemblies are used in numerous electronic products, including mobile phones, IP phones, notebook computers, digital cameras, electronic toys, and handheld video game devices, and learning devices. We also manufacture finished products, including mobile phone accessories, home entertainment products, and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include software, firmware, and hardware development, mechanical design, parts and components source and purchasing, product industrialization, and assembly into finished products or electronic subassemblies with full quality testing and assurance. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenues. We also provide ODM services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.
Our Customers
     Historically, we have had substantial recurring sales from existing customers. Approximately 99.6% of our 2008 net sales came from customers that also used our services in 2007. While we seek to diversify our customer base, a small number of customers currently generate a significant portion of our sales. Sales to our 10 largest customers accounted for 89.4%, 84.4% and 85.5% of our net sales during the years ended December 31, 2006, 2007 and 2008 respectively. Sales to customers accounting for 10% or more of our net sales in the years ended December 31, 2006, 2007 or 2008 (listed in order of our net sales during 2008) were as follows:

	Year ended December 31,
	2006	2007	2008
Epson Imaging Device Corporation (1)	16.3%	15.9%	16.5%
Sony Computer Entertainment Europe Ltd.	*	*	15.4%
Sharp Corporation	18.8%	20.2%	15.3%
Sony Ericsson Mobile Communications International AB	*	*	10.5%
Wuxi Sharp Electronic Components Co., Ltd.	22.5%	*	*
GN Netcom	*	10.8%	*

*	Less than 10% of our total net sales.

(1)	Formerly known as Sanyo Epson Imaging Device
     Our 10 largest OEM customers based on net sales during 2008 were the following (listed alphabetically):

Customer	Products
Epson Imaging Device Corporation(1)	LCD modules for cellular phones and FPC subassemblies
GN Netcom	Headset accessory containing Bluetooth wireless technology
Hikari Alphax Co., Ltd.	LCD modules
Ryoyo Electro Hong Kong Limited	LCD panels
Sharp Corporation	FPC subassemblies, calculators, PDAs and dictionaries
Sony Computer Entertainment Europe Ltd.	Home entertainment products
Sony Ericsson Mobile Communications AB	Mobile phone digital camera accessories, headset accessory containing Bluetooth wireless technology and flashlight for mobile phone
Tech-Pro (Shanghai) Computer Ltd.	CMOS sensor modules for notebook computer
Texas Instruments Incorporated	Calculators
Vtech Communications Ltd.	LCD modules

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
Our Products
     Our operations are organized into three reportable segments, consisting of consumer electronics and communication products (“CECP”), telecommunication components assembly (“TCA”), and LCD products (“LCDP”). The dollar amounts and percentages of our net sales by reportable segment and product category for the years ended December 31, 2006, 2007 and 2008 were as follows ($ in thousands):

	Year ended December 31,
	2006		2007		2008
	Dollars	Percent	Dollars	Percent	Dollars	Percent
CECP	178,320	21	283,757	36	271,365	44
TCA	627,199	72	413,198	53	274,953	44
LCDP	64,655	7	83,867	11	76,534	12

Total	870,174	100	780,822	100	622,852	100

     Please refer to Note 16 “Segment Information” of our consolidated financial statements and Item 8 Financial Information Export Sales which sets forth the information of net sales to customers by geographical area.
Consumer Electronic and Communication Products
     The consumer electronic and communication products we manufacture are focusing on high growth and mass volume products segments of consumer electronics and communications sectors, and include:
•	Mobile phone accessories such as headsets containing Bluetooth wireless technology, snap-on portable music speaker, phone cradle, snap-on FM radio adaptors, and snap-on GPS adaptors;

•	Entertainment devices such as USB web cam for interactive games, USB microphone and converter box Karaoke, and a buzzer device for quiz games both in wire, and wireless design with an infrared solution;

•	Educational products such as digital pens, calculators and electronic dictionaries; and

•	Optical devices such as CMOS imaging sensor modules for notebook computers, portable media players and recording cameras for the automotive industry.
Telecommunication Component Assembly
     We manufacture the following subassemblies and components:
•	Color and monochrome LCD modules to display information as part of telecommunication products such as PDA phone, smart phone and traditional mobile phones and telephone systems. These modules are also used in most other hand-held consumer electronic devices, such as electronic games, MP3, automotive products and digital cameras;

•	RF modules for integration into mobile phones. RF modules are partially finished circuits that can be incorporated into larger products or components. Each module includes receivers, transmitters, and transceivers, and can be manufactured for use in most other hand-held consumer electronic products, such as PDAs, laptop computers and other products with wireless connectivity;

•	DAB modules are digital audio broadcasting components that are used in digital radio products such as home tuners, kitchen radios, in-car receivers, CD players, clock radios, boom boxes, midi-systems and handheld portable devices;

•	FPC subassemblies for integration into various LCD modules and electronic devices;

•	FPC board manufacturing for vertical integration to FPC subassembly business, this could be used for mobile phone, PDAs, office automation, laptop computers and other products which require a portable product design;

•	Front light panels for handheld video game devices;

•	Back light panels for handheld video game devices; and

•	1.9 high-frequency cordless telephones and home feature phones.
LCD Products
     We manufacture the following customized LCD products:
•	Super thin (0.3-0.5mm glass substrates) LCD panels for application in watches and medical instruments;

•	Irregular shaped LCD panels for applications in bicycles and industrial applications;

•	Super high contrast monochrome vertical aligned Twisted Nematic LCD for applications in automotive parts and major appliances;

•	Black masked color LCD for applications in car audio systems;

•	Wide temperature monochrome dye doped enhanced Super-Twisted Nematic (“STN”) LCD for application in major appliances;

•	1.5” Color and monochrome STN LCD modules for application of hand held products, such as cordless phones;

•	5”-7” monochrome high resolution STN LCD modules with touch screens for applications of VoIP phones, medical instruments and major appliances; and

•	8.5” TFT color LCD modules for office automation applications, i.e. varied computer machinery used to digitally create, collect, store, manipulate, and relay office information needed for accomplishing basic tasks and goals.
Our Manufacturing and Assembly Capabilities
     We utilize the following production techniques:

Chip On Film, or COF	is an assembly method for bonding integrated circuit chips and other components onto a flexible printed circuit. This process allows for greater compression of the size of a product when assembled enabling the production and miniaturization of small form factor devices like cellular phones, PDAs, digital cameras and notebook PCs. As of December 31, 2008, we had 16 COF machines. These machines connect the bump of large scale integrated, or LSI, driver onto FPC pattern with anisotropic conductive film, or ACF. These COF machines have the ability to pitch fine to 38 micrometers and a total production capacity of up to 4,400,000 chips per month.

Chip On Glass, or COG	is a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. As of December 31, 2008, we had 23 COG lines in our principal manufacturing facilities. These machines provide an LCD of dimension of up to 200 millimeters (length)x 150 (width)x 2.2 (height), a process time of five seconds per chip, a pin pitch fine to 38 micrometers and a total production capacity of up to 4,200,000 chips per month. During 2005, our subsidiary, Jetup Electronic (Shenzhen) Co. Ltd. (“Jetup”) also started manufacturing COG LCD modules. As of December 31, 2008, Jetup had 18 COG lines and is capable of bonding 5 million units of COG LCD modules a month. They are able to bond LCD panels up to sizes of 200 millimeters x 200 millimeters x 2.2 millimeters thick, with an accuracy of five microns’ tolerance, in a cycle time of 12-15 seconds per piece.

Chip On Board, or COB	is a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. As of December 31, 2008, we had 53COB aluminum bonding machines which provide a high speed chip bonding time of 0.25 second per 2 millimeters wire, a bond pad fine to 75 micrometers and a total production capacity of up to 3,829,000 (150 wires/board) per month. We use COB aluminum bonding in the assembly of consumer products such as digital pen, calculators, electronic dictionaries, , audio products. We also had 3COB gold ball bonding machines which provide a high speed chip bonding time of 0.072 second per 2 millimeters wire, a bond pad fine to 50 micrometers and a total production capacity of up to 500,000 (150 wires/board) per month. We use COB gold ball bonding in the CMOS camera module, which use in USB camera, notebook computer, mobile phone and digital pen.

Outer Lead Bonding, or OLB	is an advanced technology used to connect PCBs and large-scale integrated circuits with a large number of connectors. We use this technology to manufacture complex miniaturized products, such as high-memory PDAs. As of December 31, 2008, we had three OLB machines. The machines include multi-pinned tape carrier packaged large scale integrated circuit, or TCP LSIC, bonding which is up to 280 pins, which also provide ultra thin assembly with module thickness to around one millimeter and high accuracy bonding with pin pitch to 100 micrometers. The total production capacity is 12,000 units per month.

Tape Automated Bonding With Anisotropic Conductive Film, or TAB With ACF	is an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. As of December 31, 2008, we had 28 systems of TAB with ACF machines. The machines provide process time of 10 to 25 seconds per component, a pin pitch fine up to 150 micrometers and a total production capacity of up to 5,876,000 components per month. Since 2005, Jetup also started manufacturing TAB LCD modules. As of December 31, 2008, Jetup had four TAB lines and is capable of bonding 2,000,000 pieces of TAB LCD modules a month. They are able to bond LCD panels up to sizes of 120 millimeters x 120 millimeters x 2.2 millimeters thick, with an accuracy of 10 microns’ tolerance in a cycle time of 20-25 seconds per piece.

Fine Pitch Heat Seal Technology, or FPHS Technology	allows us to connect LCD displays to PCBs produced by COB and outer lead bonding that enables very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs. As of December 31, 2008, we had eight machines utilizing FPHS technology. The machines provide a pin pitch fine to 260 micrometers and a total production capacity of up to 268,000 units per month.

Surface Mount Technology, or SMT	is a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as mobile display module and electronic linguistic devices. As of December 31, 2008, we had 37 SMT productions lines. The production time per chip ranges from 0.055 second per chip to 0.8 second per chip and high precision ranging from +/-0.05 millimeter to +/-0.1 millimeter. The components size ranges from 0.4 millimeter (length)x 0.2 millimeter (width) to 55 millimeters (length)x 55 millimeters (width). Ball grid array, or BGA, ball pitch is 0.4 millimeter and ball diameter is 0.2 millimeter. Flip Chip, our smallest lead/bump pitch, is 250/240UM and our smallest components spacing is 0.15 micrometers. The total production capacity is over 1 billion resistor capacitor chips per month.

Super-Twisted Nematic, or STN, Displays	is a type of monochrome passive matrix LCD capable of providing higher information content to display systems and are typically found in applications such as cordless phones, mobile phones, MP3 players, pocket games and PDAs. Our Jetup began producing STN LCDs in 2002. Since 2005, our Jetup upgraded its two existing twisted nematic, or TN type, LCD lines to STN LCD lines. TN displays rotate the director of the liquid crystal by 90°, but STN LCD displays employ up to a 270°rotation. This extra rotation gives the crystal a much steeper voltage-brightness response curve and also widens the angle at which the display can be viewed before losing much contrast. As of December 31, 2008, our Jetup was using three automated STN lines capable of producing both TN and STN type LCDs with capacity of 150,000 pairs of glass (each sheet of glass of 360 millimeters x 400 millimeters in size) panels per month.

LCD Back-End	is a main manufacturing process for LCD panels, and is regarded as part of the process for its finished product LCD modules. It includes the precise pure water cleaning process, scribing of LCD glass, liquid crystal insertion, sealing process and breaking process, then turns the LCD mother glass into LCD panels. Our machines can cope with 0.2millimeters + 0.2millimeters LCD mother glass up to dimension 550 millimeters x 670 millimeters, with cutting tolerance +/-0.1 millimeters. Nam Tai started mass production from September 2006, with monthly maximum production capacity of 1,800,000 units.
     As of December 31, 2008, we had eight clean rooms at our principal manufacturing facilities, which housed COB, COF, COG and Chip Scale Package capabilities for CMOS sensor modules, electronic calculators, digital camera accessories, LCD modules manufacturing. At the same date, we also have four clean rooms at another of our factories in Shenzhen, which we use to manufacture LCD panels and modules.
     A cleanroom is an environment, typically used in manufacturing or scientific research, which has a low level of environmental pollutants such as dust, airborne microbes, aerosol particles and chemical vapors. In other words, a cleanroom has a controlled level of contamination that is specified by the number of particles per cubic meter at a specified particle size. Of our 12 clean rooms at December 31, 2008, four were class ten thousand, six were class thousand and two were class one hundred with one of them use for cleaning the clothes to be used in clean room.
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
     Currently we buy a portion of FPC boards from suppliers and attach electronic components to them in accordance with our customer’s specifications and produce FPC subassemblies. Since 2007, we also began manufacturing of these devices in our existing facility in Shenzhen to vertically integrate this process by producing FPC boards internally
Quality Control
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
     All of our existing manufacturing facilities are certified under ISO 9001 quality standards, the International Organization for Standardization, or ISO’s, highest standards. The ISO is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which was the first quality system standard to gain worldwide recognition, requires a company to gather, analyze, document, monitor and make improvements where needed. Our certifications under an ISO 9001 quality standard demonstrate that our manufacturing operations meet the most demanding of the established world standards. All of our manufacturing facilities are also certified under an ISO 14001 environmental management standard, which was published in 2004 to provide a structured basis for environmental management control.
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
     As at the end of January 2007 and November 2008, Jetup and Zastron Electronic (Shenzhen) Co. Ltd., or Zastron Shenzhen, respectively were certified with the compliance of the Technical Specification 16949, or TS16949. TS16949 is an automotive sector-specific quality management system requirement that uses ISO 9001: 2000 (verbatim) as its base and is required for supplying products to OEMs of automotive industry.
     In addition, Namtai Shenzhen was certified under International Council of Toy Industries’, or ICTI, program in May 2007 which demonstrated that Namtai Shenzhen runs in compliance with the code of business practices standard in the toy industries with fair labor treatment and care of employees’ health and safety.
     In November 2007, Namtai Shenzhen also completed an audit for the International Electrotechnical Commission, or IEC, Quality Assessment System for Electronic Components (IECQ) - Electrical and Electronic Components and Products — Hazardous Substance Process Management System Requirements and received IECQ 080000 certification in January 2008. In May 2008, Zastron Shenzhen was also certified under QC080000. Such certification demonstrates that the control on electrical and electronic components products hazardous substance process management meets the demanding of world standard of the IEC.
     In July 2008, Namtai Shenzhen, was certified under the Quality Management System Standard: ISO 13485:2003, this certificate is valid for manufacture of PCB assemblies for use in Ophthalmic Diagnostic Imaging Systems, which demonstrated that Namtai Shenzhen runs in compliance with the code of business practices standard in the medical instrument industries.
     In September 2008, Namtai Shenzhen was certified under Customs-Trade Partnership Against Terrorism, or C-PTAT, program which demonstrate that Namtai Shenzhen can speed up the processing of cargo.
     In October 2008, Zastron Shenzhen, was certified under Sony OEM Green Partner which demonstrated that the environmental management system of Zastron Shenzhen has met the requirement of Sony Green Partner Program. Sony Green Partner Program is

established by Sony who requires its supplier to strictly comply with ISO14001 and to review and strengthen their company’s environmental management based on this standard.
     We employ the Six Sigma approach in various projects that we run each year. In 2004, our principal manufacturing facilities in Shenzhen were recognized by the China Association for Quality of the Chinese Government as a “National Advanced Enterprise for the Promotion of Six Sigma”. Six Sigma is an internationally recognized approach that uses facts and data to develop better solutions, thereby reducing defects and production times, and improving customer satisfaction. This approach allows the Company to lower its costs by minimizing manufacturing defects. This results in improved profit margins and higher competitiveness.
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
     The major component parts we purchase include the following:
•	Integrated circuits or “chips”, most of which we purchase presently from Cambridge Silicon Radio Plc Ltd., Qualcomm CDMA Technologies Asia Pacific Pte. Ltd., Toshiba Electronics (Asia Ltd., Ricoh Company Ltd, ATI Technologies Ltd, Rohm Electronics (HK) Co., Ltd., Samsung Electronics., Ltd., Sharp Electronics (M) SDN.BHD and certain of their affiliates;

•	LCD panels, which are available from many manufacturers. In 2007, we purchased LCD panels from Suzhou Epson Co. Ltd., Safaring Technology Co. Ltd., Toshiba Matsushita Display Co. Ltd., Shantou Goworld Display (Plant II) Co. Ltd., and VBest Electronics Ltd.;

•	FPC boards, which consist of copper conductive patterns that have been etched or printed while affixed to flexible substrate materials such as polyimide or polyester, are mainly used to provide connections for electronic components and as a substrate to support these electronic devices. In 2007, we purchased FPC boards mainly from Sony Chemical Co., Ltd., Nitto Denko (HK) Co. Ltd. and NOK Mektec Corp. Ltd.;

•	Light-emitting diodes, or LEDs, are semiconductor devices that emit incoherent narrow-spectrum light when electrically biased in the forward direction. This effect is a form of electroluminescence. LEDs are small extended sources with extra optics added to the chip, which emit a complex intensity spatial distribution. We purchase LEDs primarily from Nichia Corporation, Everlight Electronics Co., Ltd.; and

•	CMOS imaging sensors, which we purchase mainly from Omnivision Technologies Inc., Micron Technology Inc. and Magnachip Semiconductor Ltd. Solar cells and batteries, which are standard “off-the-shelf” items that we generally purchase in Hong Kong from agents of Japanese manufacturers or directly from companies in China; various mechanical components such as plastic parts, cables, rubber keypads, PCBs, indium tin oxide, or ITO, glass used in the production of LCD panels, and packaging materials from various local suppliers in China; and various acoustic components, which we mainly sourced from Wanstonic Electronics Ltd, Yinpin Electronics (SZ) Co. Ltd., Goertek Technology Co. Ltd., Shandong Gettop Acoustic Co. Ltd., Vansonic Enterprise co. Ltd., where the manufacturing base is principally in China.
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
     The principal raw materials used by the Company are large scale integrated, or LSI, circuits, digital signal processor, or DSP, LCD driver IC, semiconductors, FPC boards, LCD panels, TFT panels, and batteries. At times, the pricing and availability of these raw materials can be volatile, attributable to numerous factors beyond the Company’s control, including general economic conditions, currency exchange rates, industry cycles, production levels or a supplier’s tight supply. In the past, we have asked our customers to share the increased costs of raw materials where such increased costs would adversely affect the Company’s business, results of operations and financial condition. Our customers have generally agreed when so requested in the past. We cannot provide assurances, however, that our customers will agree to share costs in the future and that our business, results of operations and financial condition would not be adversely affected by increased volatility in the price or availability of raw materials.
Production Scheduling
     The typical cycle for a product to be designed, manufactured and sold to an OEM customer is one to two years, which includes the production period, the development period and the period for market research and data collection (which is undertaken primarily by our OEM customers). Initially, an OEM customer gathers data from its sales personnel on products for which there is market interest, including features and unit costs. The OEM customer then contacts us, and possibly other prospective manufacturers, with forecasted total production quantities and design specifications or renderings. From that information, we in turn contact our suppliers and determine estimated component and material costs. We later advise our OEM customer of the development costs, charges (including molds, tooling and software design, if applicable) and unit cost based on the forecasted production quantities desired during the expected production cycle.
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
     We did not suffer a material loss resulting from the cancellation of OEM customer orders for the years ended December 31, 2006, 2007 or 2008.
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
Seasonality
     Historically, our sales and operating results have often been affected by seasonality. Sales of products and components related to mobile phones have generally been lower in the first quarter after peaking in the fourth quarter. Sales of educational products and home entertainment devices are often higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, consumer electronics products have historically been lower in the first quarter resulting from both the closing of our factories in China for the Lunar New Year holidays and the general reduction in sales following the holiday season. As we have diversified our services for complex components, and products we expect that seasonality may be less of a factor affecting our business in the future.
Transportation
     Transportation of components and finished products to and from Shenzhen is by truck. Component parts purchased from Japan, Korea, Singapore and elsewhere of the world are generally shipped by air and delivered to our designated forwarders’ warehouse located in Hong Kong. To date, we have not been materially impacted by any transportation problems. However, transportation difficulties affecting air cargo or shipping, such as an extended closure of ports that materially disrupt the flow of our customers’ products into the United States, could significantly and adversely influence our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incur pending resolution of the problems causing the port closures.
Competition
     The electronic manufacturing services we provide are available from many independent sources as well as from our current and potential customers with internal manufacturing capabilities. The following table identifies those companies who we believe are our principal competitors (listed alphabetically) by category of products or services we provide.

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
➢      Celestica, Inc.
➢      Elcoteq Network Corp.
➢      Flextronics International Ltd.
➢      Foster Corporation
➢      Foxlink Group
➢      Merry Electronics Co. Ltd.
➢ WKK International (Holdings) Ltd.

RF modules	➢ Wavecom SA ➢ WKK International (Holdings) Ltd.

Liquid crystal display, or LCD, panels	➢ Elec & Eltek International Holdings Limited ➢ Truly International Holdings Ltd. ➢ Varitronix International Ltd. ➢ Yeebo (International) Holdings Ltd.

Telecommunication subassemblies and components	➢ Flextronics International Ltd. ➢ LG. Philips LCD Co., Ltd. ➢ Samsung Electronics ➢ Varitronix International Ltd.

Consumer electronic products (calculators, personal organizers and linguistic products)	➢ Computime Limited ➢ Inventec Co. Ltd. ➢ Kinpo Electronics, Inc. ➢ VTech Holdings Limited
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
     When we begin production of FPC boards and increase production of FPC subassemblies, we expect to face intense competition from large FPC manufacturers located in Taiwan, China, Korea, Singapore, North America, Japan and Europe such as NOK Corporation, Sony Chemical & Information Device Ltd., Nitto Denko (HK) Co. Ltd and Ichia Technologies Inc, as well as from large, established EMS providers such as Flextronics International Ltd. and Foxconn Electronics, Inc. that have developed or acquired, or, like us, are developing, their own FPC boards manufacturing capabilities, and have extensive experience in electronics assembly. Such competition could pressure us to provide discounts or lower prices to gain market share, which could adversely affect our margins and the profitability of our FPC business and could adversely affect our operating results as a whole.
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
Organizational Structure
     At December 31, 2007 we had completed, the re-organization of the Nam Tai Group structure involving our group subsidiaries, including our Hong Kong Stock Exchange-listed subsidiaries, NTEEP and JIC Technology. We refer to this re-organization as the “2007 Reorganization.” The chart below shows our organizational structure of our principal operating subsidiaries as of December 31, 2008 after giving pro forma effect to organizational restructuring by the equity transfer of Jetup and Zastron Shenzhen from Nam Tai Investment Limited to Namtai Shenzhen in January 2009. In February 2009, Nam Tai announced its intent to seek to privatize NTEEP by making a cash offer aggregating approximately $43 million for the shares of NTEEP it does not own. Neither the chart below nor the descriptions of Nam Tai’s subsidiaries which follows gives effect to the success of that offer, which is conditioned upon Nam Tai acquiring at least 90% of the NTEEP shares in the offer, followed by Nam Tai’s use of compulsory acquisition rights under Hong Kong law to acquire any remaining NTEEP shares. The results of the cash offer are not expected to be known until around April 2009. For additional information on Nam Tai’s efforts to privatize NTEEP, see Item 4. “Information on the Company — Major Events During 2008 to Date — 2009 Offer Seeking to Privatize NTEEP” above, and Item 5. “Operating and Financial Review and Prospects — Trend Information — Efforts to Seek to Privatize NTEEP” on page 52 of this Report.
(The remainder of this page left blank intentionally)

namtai (incorporated in the British Virgin Islands and listed on the New York Stock Exchange in the USA) NYSE: NTE74.88%NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED(incorporated in the Cayman Islands and listed on Main Board of HK Stock Exchange )100%NAM TAI HOLDINGS LIMITED (Incorporated in the British Virgin Islands)100% 100% 100% 100%NAM TAI INVESTMENT CONSULTANTS NAMTAI JAPANNAMTAI ELECTRONICNAM TAI INVESTMENT (MACO COMMERCIAL COMPANY LIMITED (SHENZHEN) CO., LTD. LIMITEDOFFSHORE) (Incorporated in(Incorporated in the(Incorporated in Japan) COMPANY LIMITEDPRC) Hong Kong)(Incorporated in Macao)100% 100% 100% 100%JETUPZASTRONWUXIWUXI ELECTRONIC ELECTRONICZASTRONZASTRON (SHENZHEN) (SHENZHEN)PRECISION- PRECISION-CO., LTD. CO. LTD. TECH CO. LTD. FLEX CO. LTD. (Incorporated(Incorporated(Incorporated (Incorporated in the PRC) in the PRC) in the PRC) in the PRC)1

NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED, or NTEEP, was incorporated in June 2003 and is a holding company for the subsidiaries shown in the chart above and discussed below. Shares of NTEEP have been listed on the Hong Kong Stock Exchange since April 28, 2004. At December 31, 2008, NTEEP was a 74.88%-owned subsidiary of Nam Tai Electronics, Inc. (NYSE: NTE)100% NAM TAI HOLDINGS LIMITED (formerly known as First Rich Holdings Limited) (Nam Tai Holdings) incorporated on November 2, 2007 in the British Virgin Islands and prior to the 2007 Reorganization was a wholly owned subsidiary of JIC. It and its subsidiaries became part of the NTEEP Group in the 2007 Reorganization. 100%100%100% 100%NAM TAI NAMTAI ELECTRONIC (SHENZHEN) CO., LTD. (Namtai INVESTMENTS Shenzhen) was originally established as Baoan (Nam CONSULTANT Tai) Electronic Co. Ltd. in June 1989 as a contractual (MACAO joint venture company with limited liability pursuant COMMERCIAL to the laws of China. Originally, the equity of Baoan OFFSHORE) (Nam Tai) Electronic Co. Ltd. was 70% owned by COMPANY LIMITED NAM TAI JAPANNam Tai Electronic & Electrical Products Limited, a(Nam Tai Macao) was COMPANY LIMITED Hong Kong subsidiary of Nam Tai, and 30% owned N established in August (Namtai Japan) was by a PRC company. In 1992, the PRC companyAM TAI INVESTMENT LIMITED (formerly known as Top Eastern Investment Limited) 2003 by the Company. established in August transferred all of its equity interest in the contractual (Nam Tai Investment) was incorporated in In March 2004, the 2008 in Japan and is joint venture to Nam Tai Electronic & Electrical November 6, 2007 in Hong Kong. It is wholly Company transferred the wholly ownedProducts Limited and Baoan (Nam Tai) Electronic owned subsidiary of Nam Tai Holdings and the equity interest to subsidiary of NTEEP. Co. Ltd. and changed its name to Namtai Electronic the holding company of Wuxi Zastron Tech NTEEP and this This company engages (Shenzhen) Co., Ltd. In December 2003, the equity and Wuxi Zastron Flex.company then became a in sales and marketing interest in Namtai Shenzhen was transferred from wholly owned activities in Japan.Nam Tai Electronic & Electrical Products Limited subsidiary of NTEEP. (Hong Kong) to NTEEP and it became NTEEP’s Its principal business is wholly owned subsidiary. Its business was to provide consultancy, unaffected by the 2007 Reorganization and it administrative and data continues to engage in the manufacture and sale of processing services to consumer electronics and telecommunications other companies in the products. NTEEP group. 100%100% ZASTRON ELECTRONIC (SHENZHEN) CO. Ltd. (Zastron Shenzhen) was organized as Zastron Plastic & Metal Products (Shenzhen) Ltd. in March 1992 as a company with limited W WUXI ZASTRON PRECISION-FLEX liability company began producingUXI ZASTRON PRECISION-TECH . (formerly known asCO. LTD. (formerly known as JETUP ELECTRONICmetallic parts and PVC plasticCO. LTD Zastron Precision- Flex (Wuxi) Co. (SHENZHEN) CO. LTD. (Jetup) was products, much of which is used in Zastron Precision- Tech (Wuxi) Ltd.) (Wuxi Zastron Flex) was incorporated in 1993 in China and the products manufactured in ourCo. Ltd.) (Wuxi Zastron Tech) was established in November 2006 as a handles the manufacturing andprincipal manufacturing facilities. In established in November 2006 as a wholly owned foreign investment processing production of LCD panels August 2002, Zastron Plastic & Metal wholly owned foreign investment enterprise with limited liability and and modules through its factories in Products (Shenzhen) Ltd. changed its enterprise with limited liability and pursuant to the relevant laws of Baoan County, Shenzhen and was name to Zastron Electronicpursuant to the relevant laws of China. The Company will be formerly a wholly owned subsidiary (Shenzhen) Co. L td. and expanded China. The Company will be engaged in the manufacturing and of JIC Technology. Its businessthe nature of its business to include engaged in the manufacturing and trading of FPC boards and FPC remains unaffected by the 2007 manufacturing of telecommunication trading of LCD modules and other subassemblies and became part of Reorganization and it continues to products, LCD modules, TFT LCD products and became part of the the NTEEP Group in the 2007 engage in the manufacture and sale of modules and other products. It is one NTEEP Group in the 2007 Reorganization. In August 2008, liquid crystal display products, now of our principal manufacturing arms, Reorganization. In September the equity interest in Wuxi Zastron part of the NTEEP Group as abecoming part of the NTEEP Group 2008, the equity interest in Wuxi Flex was transferred from Zastron consequence of the 2007in the 2007 Reorganization. In July Zastron Tech was transferred from Precision Tech Ltd, a wholly Reorganization. In January 2009, the 2008, the equity interest in Zastron Zastron Precision Tech Ltd, a owned subsidiary of NTEEP to equity interest in Jetup was further Shenzhen was transferred fromwholly owned subsidiary of Nam Tai Investment, another transferred from Nam Tai Investment Zastron Precision Tech Ltd, a wholly NTEEP to Nam Tai Investment, wholly owned subsidiary of to Namtai Shenzhen.owned subsidiary of NTEEP to Nam another wholly owned subsidiary NTEEP. Tai Investment, another whollyof NTEEP. owned subsidiary of NTEEP. In January 2009, the equity interest in Zastron Shenzhen was further transferred from Nam Tai Investment to Namtai Shenzhen.

Property, Plant and Equipment
     Our registered office in the British Virgin Islands is located at McNamara Chambers, P.O. Box 3342, Road Town, Tortola. Corporate administrative matters in the British Virgin Islands are conducted at this office through our registered agent, McNamara Corporate Services Limited. The table below lists the locations, square footage, principal use and lease expiration dates of the facilities used in our principal operations as of December 31, 2008.

	Approximate Square		Owned(1) or lease
Location	Footage	Principal Use	expiration date
Hong Kong	3,760	Administration	2011
Macao	2,480	Administration	2009
Shenzhen, China	557,835	Principal manufacturing facilities	2043/2049	(2)
	87,460	Administration	2043/2049	(2)
	350,585	Dormitories	2043/2049	(2)
	41,530	Cafeteria	2043
	33,825	Recreational	2049

Other existing facilities

Shenzhen, China	383,550	Manufacturing LCD panels and modules	2012
	32,000	Administration
	231,260	Dormitories
	22,260	Cafeteria
	14,550	Recreational

Planned new manufacturing facilities

Wuxi, Jiangsu Province, China (1st parcel of land)	(3)	FPC boards and subassemblies, LCD modules and other products	2056
Wuxi, Jiangsu Province, China (2nd parcel of land)	(4)	LCD modules and other products	2056
Guangming, Shenzhen, China	(4)	LCD modules and other products	2057

(1)	Only the PRC government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the PRC government that gives us the right to use the land for 50 years. Similarly, the land which we have acquired in Wuxi, and will be acquiring the land in Guangming Shenzhen, will be by 50-year land lease. Our understanding of the practice as it exists today; at the expiration of the land lease, we may be given the right to renew the lease. For our other facilities, we have entered into factory building lease agreements with peasant collectives or other companies for 10 years or less.

(2)	Our principal manufacturing facilities occupy two parcels of land with 50-year land leases that we acquired in 1993 and 1999, respectively.

(3)	Construction is in progress and is expected to be completed and available for mass production by the second half of 2009.

(4)	Raw land. Because of the current economic global downturn, our current plan is to postpone construction of these expansion projects until at least mid-2009 or later.
Hong Kong
     In October 2005, to align with the Company’s China-focused operations, Nam Tai restructured its subsidiaries to keep a minimal workforce in Hong Kong in order to support those subsidiaries that are listed on Hong Kong Stock Exchange, and to resolve outstanding legal proceedings and tax matters in Hong Kong. To achieve a more favorable and competitive cost structure, the Company relocated from the approximately 24,200 square feet of office space at Shun Tak Centre, or Shun Tak office, to the approximately 3,400 square feet office space at Suites 1506-1508, One Exchange Square, 8 Connaught Place, in the Central district in Hong Kong, or One Exchange Square. In April 2006, the Company sold the Shun Tak office for approximately $20.2 million and a recognized gain of approximately $9.3 million. In June 2008, with the expiry of the lease at the One Exchange Square, the Company relocated to Units 5811-12, The Center, 99 Queen’s Road Central, a premise also in the Central district in Hong Kong with approximately 3,760 square feet.
     Until 1996, we owned approximately ten acres of land in Hong Kong carried on our books at a cost of approximately $523,000. Between 1997 and 2007, we sold approximately 8.2 acres of this land for net proceeds of $7.77 million; realizing a gain of $7.51 million. We plan to sell the remaining land and, pending the sale, to continue to carry the land at a carrying value of approximately $95,000 on our books.
Macao
     In August 2003, we established our PRC headquarters in Macao, China and set up Nam Tai Macao in Macao, China. Macao, like Hong Kong, is a Special Administrative Region of China and has introduced an incentive program to attract investments to Macao. In

March and November 2004, we established Zastron (Macao Commercial Offshore) Company Limited (“Zastron Macao”) and JIC (Macao Commercial Offshore) Company Limited (“JIC Macao”) in Macao. In early 2008, JIC Macao was sold to an independent third party as part of our sale of the JIC Group and the lease of JIC Macao was transferred to Nam Tai Macao. Zastron Macao became inactive although we still maintain it. We currently lease one office in Macao under three two-year leases expiring in July 2009. The monthly rental costs for this office is approximately $2,933.
Japan
     In August 2008, we established Namtai Japan to provide support for sales and marketing in Japan. In March 2008, Namtai Japan entered into a contract with Namtek Japan Company Limited, or Namtek Japan, a former subsidiary of Nam Tai and was sold to an independent third party in March 2008, to share the office space of Namtek Japan with the cost sharing based on headcount occupying the office leased by Namtek Japan. The total office expense of Namtai Japan for 2008 was approximately $91,000.
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
     In July1999, we purchased another vacant lot of approximately 280,000 square feet (approximately 6.5 acres) bordering our manufacturing complex located in Shenzhen, China at the relevant time at a cost of approximately $1.2 million. We have built another factory consisting of approximately 265,000 square feet of space. Construction started in September 2003 and completed in December 2004. We commenced full operations in April 2005. During 2005, we built two additional blocks of dormitories. With this new addition, our principal manufacturing facilities then consisted of approximately 557,835 square feet of manufacturing space, 87,460 square feet of offices, 350,585 square feet of dormitories and 75,355 square feet of cafeteria space and a full services recreational building. As of December 31, 2005, we had incurred $25.8 million to cover the cost of construction and fixtures and equipment for the new factory. The financing for these improvements to our manufacturing facilities was obtained from internal resources.
LCD Factory
     In October 2003, Jetup Electronic (Shenzhen) Co., Ltd. entered into a tenancy agreement for new factory premises, which is also located in Baoan County, Shenzhen, China, and relocated to the new factory premises in October 2004. The new factory premises are about twice the size of the former factory premises and consist of 383,550 square feet of manufacturing space, 32,000 square feet of offices, 231,260 square feet of dormitories, and 36,810 square feet of cafeteria and recreational spaces. This new factory provides room for the future expansion of production capacity. As of December 31, 2004, we had spent $7.7 million for this relocation and financed this amount with a combination of internal resources and bank financing. During fiscal year 2005, a further $5.4 million was spent for fixtures and equipment.
Future Expansion
     In September 2005, we signed a letter of intent with The People’s Government of Baoan District, Shenzhen, PRC, to purchase approximately 1.3 million square feet of land in Guangming Hi-Tech Industrial Park, Shenzhen, PRC for our future expansion. This new piece of land is approximately 30 minutes driving distance from the existing facilities of the Company and is more than double the space of the land of the existing facilities. Since March 2006, the Company has paid approximately $10.0 million for the land price, relocation allowance to the local residents and other related costs and was funded by internal resources.
     In addition, in October 2006, we entered into the agreements with the Wuxi government for two factory expansion projects in that region of China. In December 2006, we completed the land transfer for two parcels of real property, approximately three miles apart and with approximately 470,000 square feet and 515,000 square feet, respectively. The total land price for these two parcels was approximately $1.3 million, which we paid in the fourth quarter of 2006 from internal resources. We began construction of our new

Wuxi facility in January 2008 with respect to one of the parcels to produce FPC boards, FPC subassemblies and other products. This expansion project is on schedule for completion to be available for mass production by the second half of 2009.
     Because of the current economic global downturn, we have determined to postpone implementation of our expansion plan to construct the new manufacturing facilities in Shenzhen Guangming and on the second Wuxi parcel until at least mid-2009 or later .
ITEM 4A. UNRESOLVED STAFF COMMENTS
We do not have any unresolved Staff comments.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     Except for statements of historical facts, this section, particularly (but not limited to) statements under the heading entitled “Trend Information,” contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “expect”, “anticipate”, “believe”, “plans,” “seek”, “estimate”, “intends”, “should”, or “may”. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3, Key Information — Risk Factors. This section should be read in conjunction with our consolidated financial statements included as Item18 of this Report.
Operating Results
Overview
     We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD display modules, RF modules, DAB modules, FPC board, FPC subassemblies, image sensors modules and PCB assemblies for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, and handheld video game devices. We also manufacture finished products, including entertainment devices, mobile phone accessories and educational products.
     We assist our OEM customers in the design and development of their products and furnish full turnkey services with our state-of-art manufacturing technologies. Our services include software development services, firmwave, and mechanical design, parts and components purchasing, product industrialization, and assembly into finished products, or electronic subassemblies with full quality testing and assurance. These services are value-added and assist us in obtaining new business. We are also capable to provide ODM services, in which we design and develop proprietary products specified by our customers that are sold by our OEM customers using their brand name.
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
     Our production is typically based on purchase orders received from OEM customers. However, for certain customers, we will occasionally purchase raw materials based on such customers’ rolling forecasts. Purchase orders are often supported by letters of credit or written confirmation from our OEM customers. We generally do not obtain firm, long-term commitments from our customers. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers make it difficult for us to predict our revenues accurately over the longer term. Even in those cases where customers are contractually obligated to purchase products from us or to repurchase unused inventory from us, we may elect not to immediately enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.

Gross Margins
     Complex products generally have relatively high material costs as a percentage of total unit costs and accordingly our strategic shift to produce more of such products has historically been a factor that has adversely affected our gross margins. This is the primary reason for the decline in our gross margins percentage between 2004 and 2008. During this period, we diversified our product mix from predominantly low complexity electronic products, including calculators and electronic dictionaries, to include more complex components and subassemblies, like LCD modules, RF modules and FPC subassemblies. Despite the lower gross margin on more complex products, we believe the opportunity for growth in the demand for these complex products justifies the shift in our strategic focus. Furthermore, we believe the experience in manufacturing processes and know-how that we have developed from producing more complex products are a competitive advantage for us relative to some of our competitors.
     The increased costs associated with developing advanced manufacturing techniques to produce complex products on a mass scale and at a low cost have also negatively impacted our gross margins. For example, in our initial production runs of LCD modules, RF modules, and color and TFT LCD modules, we experienced low production yields and other inefficiencies that caused our gross margin to decrease. Although we believe we have improved the efficiency and quality of our manufacturing processes relating to LCD modules, RF modules, and color and TFT LCD modules, we may not be able to improve or maintain our gross margin for these products. Furthermore, in 2008, we began to develop and produce FPC boards in our existing manufacturing facilities. The FPC boards are manufactured by subjecting the base materials to multiple processes, such as drilling, screening, photo imaging, etching, plating and finishing.
     The increased costs associated with developing and manufacturing the existing and other new complex products could have a negative impact on our future gross margins. The complex manufacturing processes involved in the production of complex products is also capital intensive, thereby increasing our fixed overhead costs. It has been our strategy to shift our focus more to the business of key components subassembly. The key components subassembly business generally accounts for relatively lower gross profit margin business. During 2008, the significant drop in the unit price of key component subassemblies for mobile phone further affected adversely our gross profit margins.
Income Taxes
     Under current BVI law, our income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below, and our subsidiary operating in Macao is exempted from income taxes. This would be valid unless the Macao government changes its policy towards offshore companies.
     Under current Cayman Islands law, NTEEP, Zastron Precision-Tech Limited and JIC Technology are not subject to profit tax in the Cayman Islands as they have no business operations in the Cayman Islands. However, they may be subject to Hong Kong income taxes as described below since they are registered in Hong Kong.
     The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 17.5% for 2006 and 2007, and 16.5% for 2008 to the estimated taxable income earned in or derived from Hong Kong during the applicable period.
     For 2007, the basic corporate tax rate for FIEs in China, such as our PRC subsidiaries, was 33% (30% state tax and 3% local tax). However, because all of our PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualified for a special reduced state tax rate of 15%. In addition, the local tax authorities in the regions in which our subsidiaries operate in Shenzhen did not assess any local tax. Moreover, several of our subsidiaries in China are entitled to certain tax benefits and certain of our subsidiaries in China have qualified for tax refunds as a result of reinvesting their profits earned in previous years in China.
     However, in March 2007, the PRC National People’s Congress promulgated the new Enterprise Income Tax (“EIT”) Law. This replaces the foreign enterprise income tax law and takes effect from January 1, 2008. Under the new law, all enterprises (both domestic companies and FIEs) will have one uniform tax rate of 25%. However, PRC government allows for a five years transition period and FIEs are expected to increase their 15% tax rate gradually to 25% in year 2012. Besides, the new EIT Law does not have provision for tax refund by way of capital injection its share of profits from FIEs. Thus, the Company does not expect any further benefit will be obtained after withdrawal of this tax concession from year 2008. In addition, there will be no reduction in the tax rate for FIEs which export 70% or more of the production value of their products from year 2008.
     Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the China’s tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in PRC tax laws or their interpretation or application may subject us to additional PRC taxation in the future. For example, following the implementation of the EIT Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies

     (Guofa [2007] No. 39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. During the transitional period, the new enterprise income tax rates are:

	Rate under EIT	Rate under EIT
	for enterprises previously	for enterprises previously
Tax Year	subject to 15% tax rate	subject to 24% tax rate
2008	18%	25%
2009	20%	25%
2010	22%	25%
2011	24%	25%
2012	25%	25%
     Our effective tax rates were 1%, 4% and 7% for each of the three years ended December 31, 2006, 2007 and 2008 respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31,
	2006	2007	2008
Applicable statutory tax rates	15%	15%	18%
Effect of loss/income for which no income tax benefit/expense is receivable/payable	(5)%	(4)%	(19)%
Tax holidays and incentives	(3)%	(4)%	—
Effect of China tax concessions, giving rise to no China tax liability	(4)%	—	—
Change in valuation allowance	—	—	3%
Effect of Change in tax law on deferred tax	—	(3)%	(1)%
Deferred tax liability on undistributed profits of PRC subsidiaries	—	—	2%
Other items which are not (assessable) deductible for tax purposes	(2)%	—	4%

Effective tax rates	1%	4%	7%

Strategic Investments
     An element of our strategy has been to make investments in companies that provide the potential to complement our existing products and services, become new customers, augment our market coverage and sales ability, enhance our technological capabilities and expand our service offerings. We account for investments of less than 20% at fair value and we account for investments between 20% and 50% under the equity method. Our material investments that involved transactions affecting our financial statements over the last three years include:
     In January 2002, we acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.), the parent of the TCL group of companies, for approximately $12.0 million. In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at $0.52, or RMB4.26, per A-share. The Company’s interest in TCL Corporation has then been diluted to 3.69%, represented by 95.52 million promoter’s shares of TCL Corporation after its initial public offering. At December 31, 2005, the Company recognized an unrealized gain of $0.95 million, based on the Company’s cost of $11.97 million. The Company’s interest in TCL Corporation was recorded at fair value of $13.33 million based on a comparable companies analysis and by taking into account a liquidity discount. However, in April 2006, pursuant to the split share structure reform (“SSR”), the Company gave away 15.62% of its total shares to floating shareholders as consideration and thereafter all its restricted shares became floating shares subject to the regulations of China Securities Regulation Commission and became tradable 12 months from April 20, 2006, which was the first trading day after the SSR was formally implemented. The Company’s interest in TCL Corporation has been further reduced from 3.69% to 3.12%, representing 80.60 million shares. As a result of the reduction in the numbers of shares in TCL Corporation, the Company recorded a loss of $1.3 million ($1.9 million before sharing with minority interests) in the second quarter of 2006. At December 31, 2006, the Company’s interest in TCL Corporation was recorded at fair value of $24.36 million with an unrealized gain of $9.93 million. In April 2007, the Company sold all of its 80.6 million shares of TCL Corporation through the Shenzhen Stock Exchange for an aggregate price of approximately $54 million, resulting in a gain of approximately $28 million, net of the portion attributable to minority interests.
     The following details the impact of our strategic investments on our consolidated statements of income for each of the years ended December 31, 2006, 2007 and 2008 ($ in thousands):

	Year ended December 31,
	2006	2007	2008
Gain on disposal of marketable securities	$—	$43,815	$—
Loss on marketable securities arising from split share structure reform	(1,869)	—	—
Critical Accounting Policies and Estimates
     The preparation of our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.
     For further discussion of our significant accounting policies, refer to Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements.
Valuation of long-lived assets and valuation of goodwill
     The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
     The Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.
     To assess goodwill for impairment, the Company performs an assessment of the carrying value of its reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of the Company’s reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would perform the second step in its assessment process and would record an impairment charge to earnings to the extent the carrying amount of the reporting unit goodwill exceeds its implied fair value. The Company estimates the fair value of its reporting units using a discounted cash flow methodology. This valuation technique is based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables.
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

     In performing the annual assessment of goodwill for impairment for the years ended December 31, 2006 , 2007 and 2008, the Company determined that impairment loss on goodwill of nil, nil and $17,345 was identified in 2006, 2007 and 2008. The 2008 goodwill impairment was recognized mainly due to the slowdown in the global economy brought by the financial tsunami.
Accruals and provisions for loss contingencies
     We make provisions for all loss contingencies when information available to us prior to the issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.
     For provisions or accruals related to litigation, we make provisions based on information from legal counsels and the best estimation of management. As discussed in Note (15b) to our consolidated financial statements, we are involved in various legal proceedings and contingencies. We assess our potential liability for the significant legal proceedings, such as Tele-Art Inc. matters, in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”, or SFAS 5. SFAS 5 requires a liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of this contingency may differ from our estimates. If the contingency were settled for an amount greater than our estimate, a future charge to income would result. Likewise, if the contingency were settled for an amount that is less than our estimate, a future credit to income would result.
Summary of Results
     The decrease in sales was primarily because of decline in demand for LCD modules and FPC subassemblies. The decrease in our sales base year-over-year represents less demand from existing customers, which we attribute to the continuing worldwide economic recession.
     The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,			% increase/(decrease)
	2006	2007	2008	2007 vs. 2006	2008 vs. 2007
Net sales	$870,174	$780,822	$622,852	(10.3)%	(20.2)%
Gross profit	86,221	87,018	70,678	0.9	(18.8)
Operating income	42,480	40,670	6,386	(4.3)	(84.3)
Net income	40,756	69,503	30,635	70.5	(55.9)
Basic earnings per share	0.93	1.56	0.68	67.6	(56.4)
Diluted earnings per share	0.93	1.55	0.68	66.7	(56.1)
Key Performance Indicators
     The following tables set forth, for each of the quarters in the two year period ended December 31, 2008, certain of management’s key financial performance indicators that management utilizes to assess the Company’s operating results. The first table presents the results sequentially by quarter and the second table presents the results in quarterly comparisons by year.

	2007				2008
Days in:	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
Sales cycle(1)	12	9	11	6	20	10	17	14
Inventory turnover(2)	16	19	17	17	20	16	23	18
Accounts receivable(3)	52	48	53	45	56	50	75	61
Accounts payable(4)	56	58	59	56	56	56	81	65

	March 31		June 30		September 30		December 31
Days in:	2007	2008	2007	2008	2007	2008	2007	2008
Sales cycle(1)	12	20	9	10	11	17	6	14
Inventory turnover(2)	16	20	19	16	17	23	17	18
Accounts receivable(3)	52	56	48	50	53	75	45	61
Accounts payable(4)	56	56	58	56	59	81	56	65

(1)	The sales cycle is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable.

(2)	Inventory turnover is calculated as the ratio of inventory, net, at period end divided by cumulative year to date of cost of sales and multiplied by the cumulative number of days.

(3)	Days in accounts receivable is calculated as the ratio of accounts receivable, net, at period end divided by cumulative year to date average daily net sales and multiplied by the cumulative number of days.

(4)	Days in accounts payable is calculated as the ratio of accounts payable, net, at period end divided by cumulative year to date average daily net cost of sales and multiplied by the cumulative number of days.
Results of Operations
     The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2006, 2007 and 2008 (amounts may not foot because of rounding).

	Year Ended December 31,
	2006	2007	2008
Net Sales	100.0%	100.0%	100.0%
Cost of sales	(90.1)	(88.9)	(88.7)
Gross profit	9.9	11.1	11.3
Gain on disposal of asset held for sale	1.1	—	—
Selling, general and administrative expenses	(3.5)	(4.7)	(5.8)
Research and development expenses	(0.9)	(1.2)	(1.7)
Impairment loss on goodwill	—	—	(2.8)
Losses arising from judgment to reinstate redeemed shares	(1.7)	—	—
Operating income	4.9	5.2	1.0
Other (expense) income, net	(0.2)	0.3	1.0
Gain on sale of subsidiaries’ shares	—	0.1	3.2
Gain on disposal of marketable securities	—	5.6	—
Loss on marketable securities arising from split share structure reform	(0.2)	—	—
Interest income	1.0	1.2	1.0
Interest expense	(0.1)	(0.1)	(0.1)
Income before income taxes and minority interests	5.4	12.3	6.2
Income taxes	—	(0.5)	(0.5)
Minority interests	(0.7)	(2.9)	(0.9)

Net income	4.7%	8.9%	4.9%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
     Net Sales. Our net sales decreased 20.2% to $622.9 million for 2008, down from $780.8 million in 2007. Sales of CECP, TCA and LCDP decreased 4.4%, 33.5% and 8.7% respectively. The decreased sales levels were due to the downturn in the global economic conditions resulting from the sequential effects of the subprime lending crisis and general credit market crisis. The following table sets forth, our net sales during for the year ended December 31, 2007 and 2008 by reportable segment expressed as a dollar amount and as percentage of total net sales and shows the percentage difference in net sales by segment and in total between 2008 and 2007.

	Year ended December 31,
	2007		2008		2008 vs. 2007
	Dollars		Dollars
	(in thousands)	Percent	(in thousands)	Percent	Percent
CECP	$283,757	36%	$271,365	44%	(4.4)%
TCA	413,198	53	274,953	44	(33.5)%
LCDP	83,867	11	76,534	12	(8.7)%

Total	$780,822	100%	$622,852	100%	(20.2)%

     In the CECP segment, net sales moderately decreased by about 4.4% mainly because sales of educational devices decreased by 32.4% or $12.7 million and sales of mobile phone accessories decreased by 8.6% or $13.2 million, compared with 2007. However, this decrease was partially offset by increases of $4.9 million, or 24.5%, in sales of optical products and $10.4 million, or 15.2% in sales of home entertainment products.
     Sales of software development services were not material with only $0.3 million in 2008 and were discontinued after the disposal of Namtek group through the disposal of JIC Technology in March 2008.
     In the TCA segment, overall sales decreased by about 33.5%. This was driven primarily by the decrease in sales of FPC sub-assemblies of 52.8% or $119.2 million and LCD modules of 8.5%, or $15.0 million.
     In the LCDP segment, overall sales decreased by 8.7%, principally attributable to $3.8 million decrease in sales of COG products.
     Gross Profit. In terms of dollar value, gross profit for 2008 decreased by $16.3 million from 2007, mainly because of a decrease in sales and an increase in overhead and labor costs. However, gross margins increased to 11.3% of net sales in 2008 from 11.1% in 2007 due to the shift of product mix in higher margin products in CECP.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses mildly decreased to $36.1 million, or 5.8% of net sales in 2008 from $36.6 million, or 4.7% of net sales in 2007. The $0.5 million decrease was mainly attributable to $1.9 million professional fees and expenses in relation to the 2007 Reorganization as well as $0.6 million decrease in salaries and benefits. However, this decrease was partially offset by increases of $0.8 million in share-based compensation expenses, $0.7 million in other legal and professional fees and $0.4 million in selling expenses.
     Research and Development Expenses. Research and development expenses in 2008 increased to $10.9 million from $9.8 million in 2007 accounting for 1.7% and 1.2% of net sales for 2008 and 2007 respectively. The increase in dollar amount was primarily attributable to the recruitment of more engineers to support our research and development activities, including design of production process, development of new products and products associated with customer design-related programs.
     Impairment loss on goodwill. In the fourth quarter of 2008, we recorded $17.3 million of impairment loss on goodwill on the LCDP reporting unit which was a result of the decrease in fair value of the reporting unit affected by the slowdown in the global economy due to the financial tsunami.
     Other Income, Net. During 2008, other income was $6.4 million which was mainly represented by $4.8 million of exchange gain and amount recovered from Tele-Art Inc but partially offset by other non-operating charges. For information on amounts recovered from Tele-Art Inc., please see Item 5, “Operating and Financial Review and Prospects — Prior Litigation Involving Tele-Art Inc.” on page 62 of this Report.
     Gain on Sale of Subsidiaries’ Shares. In March 2008, we disposed of our entire equity interest in JIC Technology and recorded a gain of $20.2 million.
     Interest Income. Interest income was $6.3 million, which decreased by $2.9 million from $9.2 million in 2007. The decrease was primarily the result of lower bank interest rate as compared to 2007.
     Interest Expense. Interest expense decreased to $356,000 in 2008 from $452,000 in 2007. This decrease was primarily a result of repayment of certain bank loans during 2008.

     Income Taxes. The Company continued to record a low effective tax rate of about 7.4% on income before income taxes and minority interests. The amount represented income tax provision of $3.7 million, partially offset by the deferred tax credit of $0.8 million recognized during the year.
     Minority Interests. Minority interest decreased to $5.4 million in 2008 from $22.3 million in 2007. The decrease was primarily the result of the disposal of the entire interest in JIC Technology in March 2008. Subsequent to the disposal, there was no sharing by minority shareholders of JIC Technology. Moreover, there was a reduction in operating income of NTEEP in 2008, especially without the gain on disposal of marketable securities that occurred in 2007.
     Net Income. Net income, decrease to $30.6 million in 2008 from $69.5 million in 2007. The following table sets forth, for the years indicated, net income/(loss) by reportable segment expressed as a dollar amount and as a percentage of net income.

	Year ended December 31,
	2006		2007		2008
	Dollars		Dollars		Dollars
	(in millions)	Percent	(in millions)	Percent	(in millions)	Percent
CECP	$12.3	30%	$54.5	78%	$27.3	89%
TCA	31.4	77	16.0	23	3.7	12
LCDP	2.6	6	1.4	2	(20.7)	(67)
Corporate	(5.5)	(13)	(2.4)	(3)	20.3	66

Total	$40.8	100%	$69.5	100%	$30.6	100%

     Net income in CECP segment decreased to $27.3 million from $54.5 million. The major reason was a net gain, after tax and minority interest, on disposal of marketable securities of $28.0 million recorded in 2007.
     In TCA segment, net income decreased to $3.7 million from $16.0 million. The major reason was competitive pricing pressures requiring us to lower unit prices and a downturn of sales of a major customer in 2008. As TCA segment experienced a major drop in business volume from existing customers for its FPC subassemblies and LCD modules and average gross margin dropped from 7.0% to 5.7%, gross profit dropped by $13.1 million. In addition, income tax credit increased by $0.9 million and interest income decreased by $0.3 million, resulting in net income decreasing by $12.3 million.
     In LCDP segment, net loss was $20.7 million in 2008 as compared to net income of $1.4 million in 2007. Due to the market competition and an increase in cost of sales, gross profit dropped by about $4.1 million. Selling, general and administrative expenses increased by $0.5 million and the Company recorded an impairment loss on goodwill of $17.3 million in the last quarter of 2008, resulting in a net loss of $20.7 million in 2008.
     Net income in the corporate segment is mainly represented by the gain on disposal of JIC Technology of $20.2 million.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     Net Sales. Our net sales decreased 10.3% to $780.8 million for 2007, down from $870.2 million in 2006 primarily as a consequence of a decline in business from the TCA segment. The TCA segment is dependent on demand in the mobile phone market and one of our indirect customers suffered a substantial drop in sales volume in its mobile devices business in Asia and Europe. Thus, we and other participants in the mobile phone supply chain were inevitably affected in the year 2007. Despite the business environment being extremely competitive and challenging, thanks to our efforts focusing on sales in other segments, we were able to increase sales in both our CECP and LCDP segment by 59.1% and 29.7% respectively. The increased sales levels were because of the addition of new customers and increases in sales to existing customers in these business segments.
     The distribution of revenues across our reportable segments has fluctuated, and we expect it to continue to fluctuate, as a result of numerous factors, including but not limited to increased business from new and existing customers, fluctuations in customer demand and seasonality. The following table sets forth, our net sales during for the year ended December 31, 2006 and 2007 by reportable segment expressed as a dollar amount and as percentage of total net sales and shows the percentage difference in net sales by segment and in total between 2007 and 2006.

	Year ended December 31,
	2006		2007		2007 vs. 2006
	Dollars		Dollars
	(in thousands)	Percent	(in thousands)	Percent	Percent
CECP	$178,320	21%	$283,757	36%	59.1%
TCA	627,199	72	413,198	53	(34.1)%
LCDP	64,655	7	83,867	11	(29.7)%

Total	$870,174	100%	$780,822	100%	(10.3)%

     In the CECP segment, net sales increased by about 59.1% in 2007, mainly because sales of mobile phone accessories, such as speaker stands and headsets containing Bluetooth wireless technology, increased by 48.6% or $50.3 million. Home entertainment products, such as gaming accessories and USB microphone, increased by 88.1% or $32.1 million. Sales of educational devices, mainly represented by FLY Fusion™ Pentop Computers, also increased by 53.5% or $13.7 million. Lastly, sales of optical products, mainly represented by CMOS sensor, increased by 102% or $10.1 million.
     In the TCA segment, overall sales significantly decreased by about 34.1%. This was driven primarily by the reduction in sales of LCD modules of 20.7%, or $46.4 million. Besides, sales of FPC subassemblies sharply dropped by 42% or $163.4 million.
     In the LCDP segment, overall sales increased by 29.7%, principally attributable COG products.
     Gross Profit. In terms of dollar value, gross profit for 2007, however, still increased by $0.8 million from 2006, mainly because the shift of sales mix to higher margin products in CECP segment which accounted for 36.4% of net sales, compared to only 21% of net sales in 2006. As a result, gross margins increased to 11.1% of net sales in 2007 from 9.9% in 2006.
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
     Other Income (Expenses) Net. During 2007, other income was $2.2 million which was mainly represented by exchange gain but was partially offset by other non-operating charges.
     Gain on Sale of Subsidiaries’ Shares. The Company has disposed 29,199,000 shares of NTEEP and 10,728,000 shares of JIC Technology in June 2007 for an aggregated gain of $0.4 million. There was no disposal of subsidiaries’ share in 2006.
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
     Interest Income. Interest income was $9.2 million, which increased by $0.7 million from $8.5 million in 2006. The increase was primarily the result of higher bank and cash balances, especially after realizing the gain on the disposal of marketable securities.
     Interest Expense. Interest expense decreased to $452,000 in 2007 from $602,000 in 2006. This decrease was primarily a result of repayment of a short-term bank loan at the end of 2006.
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

     Net Income. Net income increase to $69.5 million in 2007 from $40.8 million in 2006.
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
     In TCA segment, net income decreased to $16.0 million from $31.4 million. The major reason was competitive pricing pressures requiring us to lower unit prices and downturn of sales of a major customer in 2007. As TCA segment experienced a less than 10% drop in business volume from existing customers for its FPC subassemblies and LCD modules and average gross margin dropped from 7.2% to 7.0%, gross profit dropped by $16.4 million. Even though operating expenses decreased by $0.2 million and interest income increased by $0.2 million, the resulting net income decreased by $15.5 million.
     In LCDP segment, net income decreased to $1.4 million from $2.6 million. Owing to the market competition and increase in cost of sales, gross profit dropped by about $1.5 million. Selling, general and administrative expenses also increased by $1.4 million but was partially offset by a deferred tax credit of $1.5 million, thus, net income still decreased by $1.1 million.
     Year 2006 net loss in corporate segment represented by the losses arising from the judgment to reinstate redeemed shares of $14.5 million, partially offset by the $9.3 million gain on disposal of asset held for sale. In year 2007, net loss of $2.4 million was primarily due to operating expenses, partially offset by the interest income.
Liquidity and Capital Resources
Liquidity
     We have financed our growth and cash needs to date primarily from internally generated funds, proceeds from the sale of our strategic investments, proceeds from the sale of land we owned in Hong Kong, sales of our common stock, entrusted loan arrangements with banks and bank borrowings. In 2006, as part of our reduction of business activities in Hong Kong, we sold our former administrative offices in Hong Kong for $20.2 million.
     Save and except an entrusted loan arrangement in the amount of $10.2 million between two of our PRC subsidiaries through a PRC bank for purposes of financing our construction project in Wuxi by another of our subsidiaries having surplus cash, we do not have other off-balance sheet financing arrangements, such as securitization of receivables or access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic investments in potential customers and suppliers and to fund increases in inventory and accounts receivable resulting from increased sales.
     We had net working capital of $239.0 million at December 31, 2008 compared to net working capital of $266.3 million at December 31, 2007. We expect our working capital requirements and capital expenditures to increase in order to support future expansions of our operations through construction of new factories and machinery purchases. It is possible that future expansions may be significant and may require the payment of cash. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.
     We currently believe that during the next twelve months, our capital expenditures will be in the range of $40 million to $50 million, principally for an office building, machinery and equipment and new factory expansion in China. We believe that our level of resources, which include cash and cash equivalents, accounts receivable and available borrowings under our credit facilities, will be adequate to fund these capital expenditures and our working capital requirements for at least the next twelve months. Should we desire to consummate significant additional acquisition opportunities or undertake additional significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.
     The following table sets forth, for the years ended December 31, 2006, 2007 and 2008, selected consolidated cash flow information ($ in thousands):

	Year Ended December 31,
	2006	2007	2008
Net cash provided by operating activities	$79,811	$71,050	$36,791
Net cash (used in) provided by investing activities	(8,430)	26,610	(34,723)
Net cash used in financing activities	(65,071)	(47,098)	(42,267)
Net increase (decrease) in cash and cash equivalents	6,310	50,562	(40,199)
     Net cash provided by operating activities for 2008 was $36.8 million. This consisted primarily of $30.6 million of net income, adjusted for $22.2 million of depreciation and amortization, impairment loss on goodwill of $17.3 million, minority interests of $5.4 million, a decrease in inventory of $5.1 million, a decrease in prepaid expenses and other receivables of $1.6 million and a decrease in income tax recoverable of $5.4 million. Nevertheless, it was partially offset by a gain on disposal of subsidiaries’ shares of $20.2 million, an unrealized exchange gain of $4.8 million, an increase in accounts receivable of $8.5 million, a decrease in notes payable of $4.6 million and in accounts payable of $9.2 million and a decrease in accrued expenses and other payables of $4.2 million.
     Net cash used in investing activities of $34.7 million for 2008 consisted primarily of increase in entrusted loan receivable of $8.2 million, capital expenditures of $27.4 million and deposit for purchase of property, plant and equipment of $2.6 million, which were used to expand our manufacturing capacity and equip our new manufacturing site in Wuxi. In addition, the Company utilized $2.9 million to acquire additional ordinary shares of NTEEP in 2008. These were partially offset by net cash inflow from disposal of JIC Technology of $6.7 million.
     Net cash used in financing activities of $42.3 million for 2008 resulted primarily from $47.7 million paid to shareholders of the Company and minority shareholders of NTEEP as dividends, $2.6 million in repayment of bank loans, offset by proceeds of entrusted loan of $8.2 million.
     Net cash provided by operating activities for 2007 was $71.1 million. This consisted primarily of $69.5 million of net income, adjusted for $21.5 million of depreciation and amortization, $22.3 million in minority interests and $43.8 million gain on disposal of marketable securities. Our working capital related to operating activities increased, mainly driven by a decrease in accounts receivable of $21.7 million and an increase in accrued expenses and other payables of $8.0 million, partially offset by a decrease of $18.6 million in accounts payable, an increase of $1.2 million in income taxes recoverable, an increase of $1.5 million in inventories and an increase of $3.3 million in prepaid expenses and other receivables.
     Net cash used in investing activities of $26.6 million for 2007 consisted primarily of proceeds from disposal of marketable securities of $53.9 million, proceeds from sales of subsidiaries’ shares of $7.3 million and proceeds from disposal of property, plant and equipment of $0.5 million, partially offset by capital expenditures of $13.8 million mainly consisting of purchases of machinery and equipment, which were used to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products and our prepayment for the purchase price for land use rights of $7.5 million. In addition, the Company utilized $13.8 million to acquire additional capital shares of NTEEP and JIC Technology in 2007.
     Net cash used in financing activities of $47.1 million for 2007 resulted primarily from $47.8 million paid to shareholders as dividends, $2.0 million in repayment of bank loans, offset by proceeds of bank loans of $2.7 million.
     For the years ended December 31, 2007 and 2008, the Company has no guaranteed loans and credit facilities of various of its subsidiaries respectively.
     We had no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect our liquidity.
Prior Litigation Involving Tele-Art, Inc.
     For a number of years, we were involved in litigation against Tele-Art, Inc., or Tele-Art, its initial liquidator and the Bank of China concerning, among things, the priority of claims against Tele-Art’s insolvent estate and Nam Tai’s rights to have redeemed in 1999 and 2002 an aggregate of 1,017,149 (giving effect to our three-for-one stock split and one-for-ten stock dividend that we effected in 2003) of the common shares of Nam Tai beneficially held by Tele-Art in order to satisfy a portion of Nam Tai’s claims against Tele-Art. After several decisions by the courts of the British Virgin Islands and appeals in these proceedings, judgment was rendered on November 20, 2006 by the Lords of the Judicial Committee of the Privy Council of the United Kingdom, which required us to reinstate the 1,017,149 Nam Tai shares that we had previously redeemed from Tele-Art and deliver them to Bank of China on account of its secured claim against Tele-Art. For the year ended December 31, 2006, we accounted for the reinstatement of the shares at their fair value, i.e. the market closing price on November 20, 2006, the date of the Judgment. A loss of approximately $14.5 million was recorded in 2006.

     We have been advised that Bank of China sold 539,830 of the reinstated shares in early September 2007 and applied the proceeds to the secured debt that Bank of China claimed was due to it from Tele-Art. Bank of China has delivered to Tele-Art’s liquidator the 477,319 shares remaining from the reinstated shares it sold (“Remaining Shares”). As at June 30, 2008, all the Remaining Shares were sold and we reported a total gain of approximately $2.9 million as other income in our consolidated financial statements for the second quarter of 2008. Total net proceeds from sales of such 477,319 shares were approximately $4.9 million, which together with approximately $300,000 in cash dividends that had accrued on the shares prior to their sale, were, in addition to the aforementioned payment to the Company, used as follows (amounts are approximate):
•	$200,000 to satisfy claims of unsecured creditors of Tele-Art other than Nam Tai;

•	$400,000 to satisfy the claims of Tele-Art’s former liquidator;

•	$600,000 in payment of professional fees and expenses, including expenses relating to the sale of the shares, incurred through June 30, 2008.
     We reserved the balance of the sale proceeds, amounting $1,100,000 at June 30, 2008, for on-going legal and professional costs expected after June 2008 in connection with efforts to locate and recover additional assets of Tele-Art’s liquidation estate, if necessary. As at December 31, 2008, such balance was approximately $439,000.
Tax Dispute with Hong Kong Inland Revenue Department
     Since the Commissioner of Inland Revenue of Hong Kong issued his Determination dated October 31, 2007 in the fourth quarter of 2007, Nam Tai Trading Company Limited (“NT Trading”), a limited liability company incorporated in Hong Kong and an indirect wholly owned subsidiary of the Company, has been involved in a tax dispute with the Inland Revenue Department of Hong Kong, or HKIRD, which is the tax authority of the Hong Kong Government, over income taxes assessed by the HKIRD against NT Trading in the amount of approximately $2.9 million. The assessment relates to four tax years of 1996/1997 to 1999/2000. NT Trading, formerly named Nam Tai Electronic & Electrical Products Limited, has been inactive since 2004 and is a different entity than Nam Tai’s Hong Kong Stock Exchange-listed subsidiary of the same name.
     After consulting Hong Kong tax experts, Nam Tai believes that the position of the HKIRD for the years in question was incorrect as a matter of law and accordingly NT Trading objected to the HKIRD’s assessment and appealed it to the Hong Kong Board of Review, an independent body established under Hong Kong Inland Revenue Ordinance to hear appeals of HKIRD assessments. In December 2008, the Board of Review dismissed the Company’s appeal.
     Nam Tai is currently evaluating various alternatives to these tax proceedings, including asking the Board of Review to review its decisions refusing NT Trading’s application to appeal to the Hong Kong Court or applying for judicial review against the Board of Review’s decision. The Company is also evaluating an alternative of permitting the HKIRD to enforce the Judgment against NT Trading, forcing its dissolution and liquidation. As NT Trading’s assets consist only of real property and golf club memberships having a book value of approximately $300,000 at December 31, 2008, Nam Tai believes that if NT Trading is liquidated as a result, the financial exposure to Nam Tai is limited and insignificant. Accordingly, no significant provision has been made regarding this assessment in Nam Tai’s consolidated financial statements.
Capital Resources
     As of December 31, 2008, we had $237.0 million in cash and cash equivalents, consisting of cash and short-term deposits, compared to $272.5 million as of December 31, 2007. Apart from the entrusted loan arrangement of $8.2 million between two subsidiaries via a bank as the lender, the Company has no short-term bank loans as of December 31, 2008 and December 31, 2007. Our long-term bank loans was nil and $3.5 million as of December 31, 2008 and December 31, 2007 respectively.
     As of December 31, 2008, we had in place general banking facilities with two financial institutions aggregating $30.2 million. The maturity of these facilities is generally up to 120 days. These banking facilities are guaranteed by our subsidiary listed in Hong Kong Stock Exchange and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks’ reference lending rates. Our facilities permit us to obtain letters of credit, import facilities, trust receipt financing and shipping guarantees. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2008, we had not utilized any of these general credit facilities and had available unused credit facilities of $30.2 million.

     As of December 31 2008, the Company had no term loans.
     Our contractual obligations, including long-term debt arrangements, capital expenditure, purchase obligations and future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2008 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments (in thousands) due by period
Contractual Obligation	Total	2009	2010 -2012	2012-2014	After 2014
Long-term debt obligations	$—	$—	$—	$—	$—

Operating leases	5,977	1,848	4,129	619	—

Capital expenditures	21,456	21,456	—	—	—

Purchase obligations	55,402	55,402	—	—	—

Total	$82,835	$78,706	$4,129	$619	$—

     With the exception of a requirement that about 11% of profits after tax be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. For 2007 or before, if dividends were paid by our PRC subsidiaries, such dividends would reduce the amount of reinvested profits and, accordingly, the refund of taxes paid would be reduced to the extent of tax applicable to profits not reinvested. However, in March 2007, PRC National People’s Congress promulgated the new Enterprise Income Tax Law which replaces the current foreign enterprise income tax law and takes effect from January 1, 2008. Profit reinvestment benefit, which we previously enjoyed, was also abolished with effect from January 1, 2008. Under the new EIT Law, dividends payable to foreign investors which are derived from sources within the PRC will be subject to income tax at the rate of 5% to 15% by way of withholding unless the foreign investors are companies incorporated in countries which have tax treaty agreement with PRC and rate agreed by both parties will be applied. However, except for the increases in our tax payments, we believe that there is no material impact from these changes on our ability to provide working capital for growth and future capital expenditures.
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
Recent Changes in Accounting Standards
     In September 2006, the Financial Accounting Standards Board (“FASB’) issued Statement of Financial Accounting Standard (“SFAS”) No. 157 (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In October 2008, the FASB issued FASB Staff Position (“FSP”) 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective January 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 for financial assets and financial liabilities did not have a material impact on the Company’s results of operations or the fair values of its financial assets and liabilities.

     FSP SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the fiscal year beginning after November 15, 2008. The Company is currently assessing the impact that the application of SFAS 157 to nonfinancial assets and liabilities will have on its results of operations and financial position.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Effective January 1, 2008, the Company adopted SFAS 159, but the Company has not elected the fair value option for any eligible financial instruments as of December 31, 2008.
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), ”Business Combination” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and non controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities", are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies", in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 160. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
     In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Company is evaluating the impact, if any, of the adoption of FSP SFAS 142-3. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
     In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain non forfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 31, 2008. The Company is evaluating the impact, if any, of the adoption of FSP EITF 03-6-1. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
     In November 2008, the FASB ratified the consensus reached by the EITF in Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF 08-7. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

Research and Development
     Our research and development expenditures were mainly comprised of salaries and benefits paid to our research and development personnel and primarily for the development of advanced manufacturing techniques to produce complex products on a mass scale and at a low cost. We expense our research and development costs as incurred. For the years ended December 31, 2006, 2007 and 2008, we incurred research and development expenses of approximately $7.9 million, $9.8 million and $10.9 million respectively.
Trend Information
     Business Trends
     Currently, our operations consist of three reportable segments, CECP, TCA and LCDP.
     We plan to continue to leverage on our solid long-term customer relationships, industry and manufacturing expertise to expand our business.
     For Consumer Electronics and Communication Products, we will continue to focus on high growth and mass volume products in consumer and telecommunication sectors. Our current segments include mobile phone accessories, home entertainment devices, and educational products. Since June 2003, we have been able to diversify our product range from finished products to component assemblies and began manufacturing of high growth CMOS imaging sensor modules for integration into various image-capturing devices such as mobile phones, notebook computers, games devices, multi media portable devices, as well as for the automotive industry. In 2008, we continued to develop finished products, such as headset accessories containing Bluetooth wireless technology, new entertainment game devices with infrared wireless features, and educational products offering optical and character recognition system. In addition to our core manufacturing business of consumer electronic and communication products, we plan to seek to expand our customer base by positioning ourselves to offer manufacturing services focusing on products that include global positioning system, or GPS, technology and wireless networking technology that provide high-speed Internet and network connections.
     For Telecommunication Component Assembly, we expect to continue to focus on products that we view as possessing high-growth potential by requiring advanced technological production know-how. In addition to high-end color LCD modules, we began manufacturing FPC subassemblies in March 2003 for integration into various LCD modules and other products, such as infotainment consumer electronic products. These products played a significant role in increasing our total sales in 2007 and in reducing the decline in our total sales in 2008 resulting from the worldwide economic slump. In 2006, we further increased our product line and broadened our customer base by producing DAB modules for a new European customer and PCB assemblies for headsets containing Bluetooth wireless technology. In order to enhance our vertical integration by moving upstream in our effort to increase profitability and support growth in our FPC subassembly business, we began manufacturing of FPC boards in 2007. For RF modules, we have further diversified this product category to the GPS sector for European customer in 2008. The GPS modules are widely applied in the automotive industry, logistics and transportation and security devices. We believe that the combination of FPC boards manufacturing and FPC subassembly capability will allow us to better serve our customers and provide benefits from synergy that we expect will help improve our gross profit margins and broaden our product and service offerings.
     LCD panels are found in numerous applications in electronics products, such as watches, clocks, calculators, pocket games, PDAs, mobile and cordless telephones and car audio systems. We are a customized LCD panel manufacturer, and we develop each product from design concept all through a high-quality mass producible product. Since 2003, we have also begun manufacturing customized LCD modules that included components such as backlights, FPC and COG. In 2005, we began developing LCD modules for cordless and VoIP phones. We intend to continue expanding our customized passive LCD module products utilizing LCD panels that we have manufactured, and we expect this strategy to provide us with higher value products, a wider customer base, increased revenues and margins.
     The financial results of many companies, including those of Nam Tai, were adversely impacted in 2008 by the effects of the global economic crisis and market deterioration. It has been our strategy to diversify our product segments and customers with our long experience in developing and employing optical, acoustic and wireless transmission technologies, our capabilities in design and development, and advanced technology in product industrialization and manufacturing. We also have and will continue to focus on effective cost control, both in materials sourcing and improvements to manufacturing efficiency. We believe the company can weather current market turmoil and eventually improve profitability in the longer term. Although end markets are weak and are expected to remain so in the near term, we intend to seek to capitalize on the present opportunities in an effort to ensure a more robust future when end markets stabilize and the recovery cycle begins.

     Efforts to Seek to Privatize NTEEP
     In February 2009, Nam Tai announced its intent to seek to privatize NTEEP, its Hong Kong Stock Exchange-listed subsidiary (Stock Code: 2633), in which it holds 74.88% of the issued share capital, by making a cash offer aggregating approximately $43 million for the shares of NTEEP it does not own. Completion of the cash offer and the privatization of NTEEP are conditional upon Nam Tai acquiring at least 90% of the NTEEP shares held by its minority shareholders. If that condition is satisfied, Nam Tai intends to exercise compulsory acquisition rights available under Hong Kong law to acquire any remaining NTEEP shares that it did not acquire in the offer and then withdraw the listing of NTEEP from the Stock Exchange of Hong Kong. It is expected that the results of offer will be known around April 2009.
     Nam Tai was able to achieve a more simplified corporate structure in December 2007, when it successfully completed the 2007 Reorganization. Thereafter, in March 2008, Nam Tai sold its entire equity interest in JIC Technology to an independent third party for cash of approximately $51 million, which resulted in a gain on disposal of JIC Technology of approximately $20 million.
     Nam Tai believes that the proposed privatization, if successful, will enable the Company to simplify its group structure further, allow the reduction of aggregate and consolidated operating costs, eliminate actual or perceived conflicts of interest, and reduce administration time and costs and regulatory burdens of maintaining the listing status of a subsidiary having publicly-traded securities.
     For more information regarding Nam Tai’s offer and its proposed privatization, please refer to the joint announcement of Nam Tai and NTEEP, which was included with our Form 6-K furnished to the SEC on February 25, 2009 and which has been incorporated into this Report as Exhibit 15.2.
     If our privatization of NTEEP is successful, in addition to the price to be paid for the NTEEP shares we will acquire from its minority holders, we expect to incur financial adviser fees, legal adviser fees, printing and other expenses of the transaction in amount we currently estimate to be approximately $0.8 million. If we are not successful in our efforts to privatize NTEEP, we estimate that our expenses incurred will amount to $0.5 million. We plan to pay such expenses from our internal funds.
     If the privatization of NTEEP is successful, from the date of its completion, Nam Tai will no longer need to share the results of NTEEP with the minority shareholders.
Off-balance Sheet Arrangements
     For 2008, other than the entrusted loan arrangement in the amount of $10.2 million between two of our PRC subsidiaries through a PRC bank for purposes of financing our construction project in Wuxi by another of our subsidiaries having surplus cash, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
ITEM 6. DIRECTORS AND SENIOR MANAGEMENT
Directors and Senior Managers
     Our current directors and senior management, and their ages as of March 1, 2009, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries
M. K. Koo	64	Chairman of the Board of Nam Tai and NTEEP Group and Chief Financial Officer of Nam Tai
Karene Wong	45	President and Chief Executive Officer (Acting) of Nam Tai and NTEEP Group
Anthony Chan	39	Vice Chief Financial Officer of Nam Tai
Steve Wang	49	Chief Executive Officer of NTEEP Business Unit
L. P. Wang	52	Chief Executive Officer of Zastron Business Unit
Colin Yeoh	44	Chief Executive Officer of Jetup Business Unit
Peter R. Kellogg	66	Member of the Board of Directors
Dr. Wing Yan (William) Lo	48	Member of the Board of Directors
Charles Chu	52	Member of the Board of Directors
Mark Waslen	48	Member of the Board of Directors
     M. K. Koo. Mr. Koo, a founder of the Nam Tai Group, served as Chairman of the Board of Nam Tai and its predecessor companies from inception until September 1998. He then served in various senior executive positions and also served as the Company’s Chief Financial Officer, responsible for corporate strategy, finance and administration. Mr. Koo resigned from the position of Chief Financial

Officer on January 1, 2005 but maintained his role as a non-executive director of the Company. In July 2005, Mr. Koo was reappointed as Chairman of the Board upon the resignation of Mr. Tadao Murakami but maintained his status as a non-executive director. On June 1, 2007, Mr. Koo also assumed the position of interim acting Chief Executive Officer upon the resignation of Mr. Warren Lee. Mr. Koo served as interim Chief Executive Officer until February 1, 2008. On July 23, 2008, more than three years having expired since his employment with Nam Tai as an employee or executive officer and Nam Tai’s Board of Directors having affirmatively determined that Mr. Koo then had no material relationship with Nam Tai and was an independent director within the meaning of section 303A.02 of the Listed Company Manual of the New York Stock Exchange, the Board appointed Mr. Koo as a member of Nam Tai’s Compensation Committee and Nominating / Corporate Governance Committee. With effect from February 2, 2008, Mr. Koo was also appointed as non-executive Chairman of Nam Tai Electronic & Electrical Products Limited. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970. On March 1, 2009, Mr. Koo was appointed Executive Chairman and Chief Financial Officer of Nam Tai and concurrently Mr. Koo resigned from the Nam Tai’s Compensation Committee and Nominating / Corporate Governance Committee.
     Karene Wong. Ms. Wong joined Nam Tai Group in March 1989. In January 2001, Ms. Wong was promoted to managing director of a subsidiary of Nam Tai Group. She later held the position of chairman of NTEEP. After the Reorganization in 2007, she was re-designated as Chief Executive Officer of NTEEP business unit, responsible for overseeing the overall business of NTEEP business unit. With effect from 1 November 2008, Ms. Wong was promoted as President and Chief Executive Officer (Acting) of Nam Tai and NTEEP to oversee the overall operation of Nam Tai and NTEEP.
     Anthony Chan. Mr. Chan joined Nam Tai as a Financial Controller of one of J.I.C. group in 2000. He was later promoted to Financial Controller of the Company in April 2001. In September 2008, Mr. Chan was appointed Chief Financial Officer (Acting) of Nam Tai and NTEEP. On March 1, 2009, Mr. Chan resigned as Chief Financial Officer (Acting) of Nam Tai and was then appointed as Vice Chief Financial Officer of Nam Tai, in which position he is responsible for Nam Tai’s financial matters. Mr. Chan obtained a Bachelor’s Degree in accounting and Finance from the University of Wales in 1991 and a Master’s degree in Accounting and Finance from Lancaster University in England in 1992. Prior to joining Nam Tai, Mr. Chan has been employed with Deloitte Touche Thomatsu. Mr. Chan is a member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants. In addition, he is a Chartered Financial Analyst in the United States.
     Steve Wang. Mr. Wang joined Nam Tai in October 2008 and assumed the position as Chief Executive Officer of NTEEP business unit. Before joining Nam Tai, he was the Managing Director of BTO Technology (Xiamen) Ltd to start-up a joint-venture manufacturer for supplying alloyed-metal components for mobile devises from 2007 to 2008. From 2004 to 2007, he was Associate Vice President of Quanta Computer Inc. (Taiwan) to supervise mobile phone business line and took full responsibility on performance. From 2002 to 2004, he was the Vice President and Chief Operating Officer of Ability Enterprise Co., Ltd. (Taiwan) responsible for promoting its OEM business in digital still cameras after service with Inventec Group from 1984 to 2001. Mr. Wang graduated from the Tamkung University in Taiwan with a Bachelor’s Degree in Japanese Language. He also holds a Master Degree in Business Administration from the Honolulu University, USA.
     L.P. Wang. Mr. Wang was appointed to the position of Chief Operating Officer of Nam Tai in December 2006 and appointed as Chief Executive Officer of Zastron business unit in November 2008 to oversee the overall operation of Zastron business unit. Mr. Wang has more than 23 years of experience in the electronics industry. He joined Nam Tai in 1997 as production engineering manager and was promoted to vice managing director in 2002. He was later promoted to Managing Director of Zastron Electronics (Shenzhen) Co. Ltd. in August of the same year. Mr. Wang left Nam Tai in February 2004 but re-joined in December 2006 as its Chief Operating Officer. Prior to joining Nam Tai in 1997, Mr. Wang held several management positions in various companies in Taiwan and Malaysia. Mr. Wang graduated from Chinese Military Academy in Taiwan.
     Colin Yeoh. Mr. Yeoh joined J.I.C. group in September 2003 and assumed the post of Managing Director of Jetup in October 2004. In January 2005, he assumed the position of Chief Financial Officer of the J.I.C. group before assuming the title of Chief Executive Officer on October 31, 2006. After the 2007 Reorganization, he was appointed as President of Jetup. Since 2009, he was promoted and resumed the position of Chief Executive Officer of the Jetup business unit. Before joining the J.I.C. group, he worked in operations for Varitronix International Limited, a custom LCD manufacturer, from 1994 to 2003. From 1990 to 1994, he was employed by GEC Marconi Hirst Research (UK), where he worked in optical and display system research. Mr. Yeoh received a PhD in Liquid Crystal Devices in 1990 at Imperial College (London, UK), a Master of Science degree in Microwaves and Modern Optics in 1986 from University College London (UK) and a Bachelor of Science in Electrical and Electronic Engineering from University College London (UK).
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
     Dr. Wing Yan (William) Lo. Dr. Lo has served on our Board of Directors since July 8, 2003. Dr. Lo is currently the Vice Chairman and Managing Director of I.T. Limited, a well established trend setter in fashion apparel retail market in Hong Kong with stores in the PRC, Taiwan, Macao, Thailand and Middle East, which is listed on the Main Board of the Hong Kong Stock Exchange. From 2002 to 2006, Dr. Lo was the Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. From 1998 to 1999, Dr. Lo was the Chief Executive Officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. Dr. Lo holds an M. Phil. and a Ph.D. degree from Cambridge University, England. He is also an Adjunct Professor of The School of Business, Hong Kong Baptist University as well as the Faculty of Business, Hong Kong Polytechnic University. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating / Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.
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
     Mark Waslen. Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee and on our Compensation Committee and Nominating / Corporate Governance Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including Financial Controller, Secretary and Treasurer. Since 2001, Mr. Waslen has been employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. In addition to Berris Mangan, Mr. Waslen has been employed with various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982
     No family relationship exists among any of our directors or members of our senior management and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. Directors are elected each year at our annual meeting of shareholders or serve until their respective successors take office or until their death, resignation or removal. Members of senior management serve at the pleasure of the Board of Directors.
Compensation of Directors and Senior Management
Compensation on an Aggregate Basis
     The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2008 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $1.9 million (excluding the value of stock option granted in accordance to Statement of Financial Accounting Standard No. 123(R), “Share-based Payment” (“FAS 123(R)”) or amounts paid when the Company repurchased stock options from directors).
     During the year ended December 31, 2008, we granted to our directors from our stock option plans options to purchase an aggregate of 75,000 of our common shares at exercise price of $12.03 per share. During the year ended December 31, 2008, we also granted to our former senior management from our stock option plans options to purchase an aggregate of 100,000 of our common shares at exercise price of $9.856. The exercise prices of the shares covered by the options granted during 2008 were either equal to or higher than their fair market value of our shares on the date of grant and the options granted expire on the anniversary of their grant date in 2011.
     We pay our directors $3,000 per month for services as a director, $750 per meeting attended in person and $500 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.
     During 2008, members of our senior management were eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Senior management is entitled to share up to 15% of the operating income from the subsidiary in which they are employed during the year. Our senior management in charge of our subsidiaries recommends the participating staff members from the corresponding subsidiary and the amount, if any, to be allocated from such subsidiary’s profit pool to an eligible employee. In addition to cash incentives, members of our senior management are eligible to receive stock options from our

Stock Option Plans. With effect from 2009, President and Chief Executive Officer (Acting) is entitled to 20% of the incentive pools of each business unit and the balance will be shared by senior management of relevant business unit per above.
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
     The cost of our contributions to the staff retirement plans in Hong Kong, Macao and China amounted to approximately $1,534,000, $1,800,000 and $1,814,000 for the years ended December 31, 2006, 2007 and 2008, respectively.
Compensation on an Individual Basis1
Directors
     The following table presents the compensation earned by our non-management directors during 2008. Dollar amounts are paid in HK$ and have been converted into US$ at a conversion rate of $1.00:HK$7.80.

	Fees Earned or	Option	All Other	Total
Name	Paid in Cash ($)(1)	Awards ($)(2)	Compensation ($)	($)
M. K. Koo(4)	42,000	27,900	13,281 (3)	83,181

Peter R. Kellogg	40,000	27,900	—	67,900

Charles Chu	43,250	27,900	—	71,150

Dr. Wing Yan (William) Lo	42,750	27,900	—	70,650

Mark Waslen	42,000	27,900	—	69,900

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees.

(2)	Consists of the dollar amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FAS 123(R).

(3)	Consists of amounts paid for golf club membership fees, and on life, medical, travel and accident insurance premiums.

(4)	Mr. Koo was appointed Executive Chairman and Chief Financial Officer of Nam Tai in March 2009.

1	Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this Report and plan to do so in our proxy statement for our 2009 Annual Meeting of Shareholders (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefor promulgated under the Securities Exchange Act of 1934). See Item 3. Key Information of this Report under the heading “Risk Factors — Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE limiting the protections and information afforded to investors.” By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this Report or in our proxy statement, we are not undertaking any duty, and investors and others reviewing this Report should not expect, that we will continue to make such disclosures in any future Reports or in our proxy statements as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this Report may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this Report do not necessarily comply with the applicable requirements therefor under Form 10-K or Regulation 14A and this Report does not contain all disclosures required Item 11 of Form 10-K or Item 8 of Schedule 14A of Regulation 14A.

     Option Granted and Repurchases During 2008
     Non-employee directors automatically receive on an annual basis upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 common shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. The Company repurchased 225,000 options from its directors at a fair value of the options equal to the amount that would otherwise be recognizable by Nam Tai for financial statement reporting purposes in accordance with FAS 123(R) as of October 31, 2008 and all of the aforesaid options were subsequently cancelled. The following table indicates the number of options granted to our directors during 2008, and the number of options held by each of our directors immediately prior to the Company’s buyback of the options from them in October 2008 and the amounts paid to the director upon the buyback.

	Number of	Total number of options
	options granted	held immediately prior	Amount ($) received
Director	during 2008	to Oct. 2008 buyback	in Options Buyback
M. K. Koo*	15,000	45,000	$13,650
Peter R. Kellogg	15,000	45,000	$13,650
Dr. Wing Yan (William) Lo	15,000	45,000	$13,650
Charles Chu	15,000	45,000	$13,650
Mark Waslen	15,000	45,000	$13,650

*	Mr. Koo was appointed Executive Chairman and Chief Financial Officer of Nam Tai in March 2009.
     Options Held by Directors at December 31, 2008
     None of our Directors held any options to purchase shares of the Company as of December 31, 2008.
Executive Officers
     The following table sets forth a summary of the compensation which we (including our subsidiaries) paid during 2008 to our Chief Executive Officer, our Chief Financial Officer and three of our other highest paid executive officers during 2008 serving at December 31, 2008 or during 2008. Dollar amounts are paid in HK$ and have been converted into US$ at a conversion rate of $1.00:HK$7.80.

	Summary Compensation Table
					All other
				Option	Compen-
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Awards($)(3)	sation ($)(4)	Total ($)
Karene Wong	2008	358,974	455,241	—	10,217	824,432
President and Chief Executive	2007	358,974	1,259,305	—	10,217	1,628,496
Officer (Acting) of Nam Tai	2006	358,974	394,885	—	9,795	763,654
and NTEEP Group

Anthony Chan(5)	2008	192,308	24,038	—	4,559	220,905
Chief Financial Officer (Acting) of	2007	181,538	60,513	—	4,024	246,075
Nam Tai and NTEEP Group	2006	135,385	22,564	—	3,749	161,698

John Q. Farina(6)	2008	658,334	—	155,000	21,046	834,380
President and CFO of	2007	274,750	—	144,400	33,963	453,113
Nam Tai Group	2006	N/A	N/A	N/A	N/A	N/A

Masaaki Yasukawa(7)	2008	367,885	—	156,500	11,413	535,798
Chief Executive Officer of	2007	N/A	N/A	N/A	N/A	N/A
Nam Tai Group	2006	N/A	N/A	N/A	N/A	N/A

Patinda Lei (8)	2008	358,974	—	—	9,637	368,611
Vice CEO of Zastron	2007	358,974	155,250	—	9,637	523,861
Business Unit	2006	358,974	395,474	—	9,450	763,898

(1)	Consists of the dollar value of base salary, including housing, if applicable, earned by the named executive officer during the year indicated.

(2)	Consists of the dollar value of bonus earned by the named executive officer during the year covered.

(3)	Represents the total fair value of options awards recognized for financial statement reporting purposes with respect to the year indicated in accordance with FAS 123R.

(4)	To the extent applicable to the named individual, consists of amounts paid for golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums and fees for annual physical examinations.

(5)	Resigned as Chief Financial Officer (Acting) of Nam Tai on March 1, 2009 and was appointed at that time as Vice Chief Financial Officer of Nam Tai.

(6)	Joined Nam Tai Group as CFO in April 2007 and resigned as President and CFO of Nam Tai Group effective on September 26, 2008. Salary in 2008 also includes severance compensation equal to six-months’ salary. Options to purchase 40,000 and 50,000 shares of the Company as well as the options to purchase 2,000,000 shares of NTEEP were granted to him in April 2007 and February 2008, respectively. All options were cancelled upon his resignation.

(7)	Joined Nam Tai Group in February 2008 as CEO and resigned effective on November 1, 2008. Salary in 2008 includes severance compensation equal to six-months’ salary. Options to purchase 2,000,000 shares of NTEEP and 50,000 shares of the Company were granted to him in February and September 2008, respectively. All options were cancelled upon his resignation.

(8)	Appointed as Vice CEO of Zastron Business Unit effective November 1, 2008.
     Retirement Benefits
     The following table provides amount of contributions that the Company has made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

	Number	Value at	Company
	of years	December 31, 2008 of	Payments
	of credited	Accumulated	during
Name	Service	Benefits ($)	2008 ($)
Karene Wong	8	12,308	1,538
Anthony Chan	8	12,308	1,538
John Q. Farina	1.5	2,179	1,410
Masaaki Yasukawa	0.75	1,154	1,154
Patinda Lei	8	12,308	1,538

(1)	Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund. Since first establishing a subsidiary in Macao in 2003, we have enrolled all of our eligible employees in Macao into Macao’s retirement benefit scheme.
     Options Held by Executive Officers at December 31, 2008
     None of our executive officers named in the Summary Compensation Table above held any option to purchase shares of the Company as of December 31, 2008.
Board Practices
     All directors hold office until our next annual meeting of shareholders, which generally is in the summer of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The full board committee appoints members and chairman of board committees, who serve at the pleasure of the Board. Except for the agreement relating to loss of office that Nam Tai entered into in March 2009 with Mr. M. K. Koo in connection with his appointment as Nam Tai’s Executive Chairman and Chief Financial Officer, Nam Tai has no director service contracts providing for benefits upon termination of service as a director or employee (if employed). For information relating to the loss of office agreement with Mr. Koo, see Item 7, “Certain Relationships and Related Party Transactions” on page 62 of this Report. Annually, upon election to our Board at each Annual Meeting of Shareholders, we grant to non-employee directors so elected options from one of our stock option plans to purchase 15,000 common shares. These options are exercisable at the fair market value of our shares on the date of grant and are exercisable for three years from the date of grant, subject to sooner termination based on the provisions of the applicable stock option plan.

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
Kee Wong, Corporate Secretary
Unit A, 17/F, Edificio Comercial Rodrigues
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
     Each of the members of our Board of Directors serving on our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee, and all our Board of Directors, are “independent” as that term is defined in Corporate Governance Rules of the NYSE.
     Nam Tai adopts the directors’ independence criteria as established by NYSE Corporate Governance Rules Section 303A.02. In July 2008, the Board of Directors evaluated the independence of Mr. M. K. Koo in accordance with the directors’ independence criteria as established by NYSE Corporate Governance Rules section 303A.02 and affirmatively determined that Mr. Koo had no material relationship with Nam Tai and was an independent director within the meaning of section 303A.02. However, when Mr. Koo was appointed as Nam Tai’s Executive Chairman and Chief Financial Officer on March 1, 2009, this determination ceased to be applicable to Mr. Koo.
     An independent Non-Executive Director (“INED”) is one among other conditions is an individual:
•	who has no material relationship with the Company as affirmatively determined by the Board;

•	who is not nor has been within the last 3 years immediately prior to the date of his appointment as the INED an employee of the Company, provided, however, employment as an interim Chairman of the Board or Chief Executive Officer or other executive officer of the Company shall not disqualify a director from being considered independent following that employment;

•	whose immediate family members[1] are not, nor have been within the last 3 years immediately prior to the date of his appointment as the INED, an executive officer of the Company;

•	who, or whose immediate family member[1], have not received greater than US$120,000 in direct compensation from the Company, other than directors’ and committees’ fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continuous service), during any twelve-month period within the last 3 years immediately prior to the date of his appointment as the INED;

•	who is neither a partner nor an employee of the internal or external audit firm of the Company and within the last 3 years immediately prior to the date of his appointment as the INED was neither a partner nor an employee of such firm and personally worked on the Company’s audit during that time;

•	none of whose immediate family members[1] is (a) a current partner of the internal or external audit firm of the Company or (b) a current employee of the internal or external audit firm of the Company and personally works on the Company’s audit;

•	none of whose immediate family members[1] have been, within the last 3 years immediately prior to the date of his appointment as the INED, partners or employees of the internal or external audit firm and personally worked on the Company’s audit during that time; and

•	who, or whose immediate family members[1], are not, nor within the last 3 years immediately prior to the date of his appointment as the INED, employed as an executive officer of another company in which any of the Company’s present executives at the same time serves or served on that company’s compensation committee; and

•	who is not an employee of, or whose immediate family members[1] are not executive officers of, a company that has made payments to, or received payments from, the Company for property or services in an amount which in any of the 3 fiscal years prior to his appointment as the INED, exceeds the greater $1 million or 2% of such other company’s consolidated gross revenues.

Note : (1)	An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers- and father-in-law, sons-and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home.
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
     Our Audit Committee consists of three independent non-executive directors, Messrs. Waslen and Chu and Dr. Lo. Mr. Waslen serves as the Chairman of the Audit Committee.
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
     Our Compensation Committee consisted of five independent non-executive directors during 2008: Messrs. Chu, Lo, Waslen, Koo (joining on July 23, 2008) and Kellogg. Mr. Chu serves as the Chairman of the Compensation Committee. At the time of his appointment as Nam Tai’s Executive Chairman and Chief Financial Officer, Mr. Koo resigned from the Board’s Compensation Committee and since then the Compensation Committee has consisted of the four other members.
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
     Our Nominating / Corporate Governance Committee consisted of four independent non-executive directors during 2008: Messrs. Lo, Chu, Waslen, Koo (joining on July 23, 2008) and Kellogg. Dr. Lo serves as the Chairman of the Nominating / Corporate Governance Committee. At the time of his appointment as Nam Tai’s Executive Chairman and Chief Financial Officer, Mr. Koo resigned from the Board’s Nominating / Corporate Governance Committee and since then the Nominating / Corporate Governance Committee has consisted of the four other members.

Stock Options of Directors and Senior Management
     None of our current Directors and Senior Management held any option to purchase shares of the Company as of February 28, 2009.
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
     At February 28, 2009, we had options outstanding to purchase 15,000 shares, held by a former director. Under our stock option plans, options to purchase 2,859,869 shares were available for future grant.
     The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed with the SEC as Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the SEC on June 12, 2006. Amendments to our stock options were included with our Forms 6-K furnished to the SEC on November 13, 2006.
Employees
     The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2006, 2007 and 2008.

		At December 31,
Geographic Location	Main Activity	2006	2007	2008
Shenzhen, PRC	Manufacturing	5,630	6,220	5230
	Research and development	316	360	313
	Quality control	439	558	489
	Engineering	305	337	284
	Administration	417	445	418
	Marketing	89	101	109
	Support(1)	246	298	245
	Total Shenzhen	7,442	8,319	7,088

Hong Kong	Administration	10	13	8
	Total Hong Kong	10	13	8

Macao	Administration	16	13	5
	Total Macao	16	13	5

Japan	Administration	2	1	2
	Marketing	1	2	1
	Research & Development	1	1	—
	Total Japan	4	4	3

British Virgin Islands(2)	Administration	1	—	—
	Total British Virgin Islands	1	—	—

	Total employees	7,473	8,349	7,104

(1)	Employees categorized in “support” include personnel engaged in procurement, customs, shipping and warehouse services.

(2)	We closed our BVI office on January 1, 2007.
     Three of our subsidiaries in China have entered into collective agreements with their respective trade unions. The collective agreements usually set out the minimum standard for the wages, working hours and other benefits of the workers. The current collective agreements between our subsidiaries and its trade union will expire on December 31, 2009 and we expect that it will be renewed on an annual basis thereafter.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Shares and Options Ownership of Directors, Senior Management and Principal Shareholders
     The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of February 28, 2009, by each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management.

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	5,796,180	(2)	12.9
M. K. Koo	5,242,786	(3)	11.7
I.A.T. Reinsurance Syndicate Ltd.	5,224,800	(2)	11.7
Renaissance Technologies LLC and James H. Simons	2,478,200	(4)	5.5
Royce & Associates, LLC	2,290,275	(5)	5.1
Karene Wong	37,100		*
Anthony Chan	—		—
Steve Wang	—		—
L. P. Wang	1,516	(6)	*
Colin Yeoh	10,000		*
Charles Chu	2,500		*
Wing Yan (William) Lo	—		—
Mark Waslen	10,000		*

*	Less than 1%.

(1)	Percentage of ownership is based on 44,803,735 common shares outstanding as of February 28, 2009.

(2)	Mr. Kellogg directly holds 571,380 common shares and indirectly, through I.A.T. Reinsurance Syndicate Ltd., holds 5,224,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(3)	Mr. Koo beneficially owned 5,242,786 common shares jointly with Ms. Cho Siu Sin, Mr. Koo’s wife.

(4)	Based on a Schedule 13G filed with the SEC by the beneficial holders on February 13, 2009.

(5)	Based on a Schedule 13G filed with the SEC by the beneficial holder on January 27, 2009.

(6)	Includes 1,516 common shares and that are registered to Jean S. Tsai, Mr. Wang’s wife.
     To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly.
     All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of February 28, 2009, there were approximately 670 holders of record of our common shares. According to information provided to us by our transfer agent, 649 holders of record with addresses in the United States held 39,123,602 of our common shares at February 28, 2009.
     The following table reflects the percentage ownership of our common shares during the last three years by shareholders who beneficially owned 5% or more of our common shares:

	Percentage Ownership (1) at
	March 1,	February 29,	February 28,
	2007	2008	2009
Peter R. Kellogg (2)	13.0	12.9	12.9
M. K. Koo	12.7	12.7	11.7
I.A.T. Reinsurance Syndicate Ltd.	11.7	11.7	11.7
Renaissance Technologies LLC and James H. Simons	—	—	5.5	(3)
Royce & Associates, LLC	—	—	5.1	(4)
Invesco Ltd. and PowerShares Capital Management LLC	—	7.1 (5)	0.3	(6)

(1)	Based on 44,803,735 common shares outstanding on March 1, 2007, February 29, 2008 and February 28, 2009.

(2)	Includes shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg disclaims beneficial ownership.

(3)	Based on a Schedule 13G filed with the SEC by the beneficial holders on February 13, 2009.

(4)	Based on a Schedule 13G filed with the SEC by the beneficial holder on January 27, 2009.

(5)	Based on a Schedule 13G filed with the SEC by the beneficial holders on February 13, 2008.

(6)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by Invesco PowerShares Capital Management LLC on February 13, 2009.
     The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of the Company.
Certain Relationships and Related Party Transactions
     In connection with the appointment of Mr. M. K. Koo as Nam Tai’s Executive Chairman and Chief Financial Officer, Nam Tai and Mr. Koo agreed to the following compensation arrangements for Mr. Koo: (1) a salary of $1.00 per month; (2) employment benefits comparable to those provided to other members of senior management, including insurance coverage, annual physical expense, golf club membership fees, and payment of rental expenses of his apartment in Hong Kong up to $15,000 per month, plus all miscellaneous fees; and (3) compensation for loss of office in the amount of $3.0 million after completion of three years’ service with Nam Tai; provided that if Nam Tai replaces Mr. Koo with a suitable candidate within such three-year period, Mr. Koo will not be entitled to such loss of office compensation.
ITEM 8. FINANCIAL INFORMATION
Financial Statements
     Our consolidated financial statements have been appended to this Form 20-F (see pages F-2 to F-37).
Legal Proceedings
     We are not a party to any legal proceedings other than routine litigation incidental to our business and there are no material legal proceedings pending with respect to our property. Proceedings related to the following previously reported litigation were terminated during 2008:
Prior Litigation Involving Tele-Art, Inc.
     For a number of years, we were involved in litigation against Tele-Art, Inc., or Tele-Art, its initial liquidator and the Bank of China concerning, among things, the priority of claims against Tele-Art’s insolvent estate and Nam Tai’s rights to have redeemed in 1999 and 2002 an aggregate of 1,017,149 (giving effect to our three-for-one stock split and one-for-ten stock dividend that we effected in 2003) of the common shares of Nam Tai beneficially held by Tele-Art in order to satisfy a portion of Nam Tai’s claims against Tele-Art. After several decisions by the courts of the British Virgin Islands and appeals in these proceedings, judgment was rendered on November 20, 2006 by the Lords of the Judicial Committee of the Privy Council of the United Kingdom, which required us to reinstate the 1,017,149 Nam Tai shares that we had previously redeemed from Tele-Art and deliver them to Bank of China on account of its secured claim against Tele-Art. For the year ended December 31, 2006, we accounted for the reinstatement of the shares at their fair value, i.e. the market closing price on November 20, 2006, the date of the Judgment. A loss of approximately $14.5 million was recorded in 2006.
     We have been advised that Bank of China sold 539,830 of the reinstated shares in early September 2007 and applied the proceeds to the secured debt that Bank of China claimed was due to it from Tele-Art. Bank of China has delivered to Tele-Art’s liquidator the 477,319 shares remaining from the reinstated shares it sold (“Remaining Shares”). As at June 30, 2008, all the Remaining Shares were sold and we reported a total of approximately $2.9 million as other income in our consolidated financial statements for the second quarter of 2008. Total net proceeds from sales of such 477,319 shares were approximately $4.9 million, which together with approximately $300,000 in cash dividends that had accrued on the shares prior to their sale, were, in addition to the aforementioned payment to the Company, used as follows (amounts are approximate):
•	$200,000 to satisfy claims of unsecured creditors of Tele-Art other than Nam Tai;

•	$400,000 to satisfy the claims of Tele-Art’s former liquidator; and

•	$600,000 in payment of professional fees and expenses, including expenses relating to the sale of the shares, incurred through June 30, 2008.

     We reserved the balance of the sale proceeds, amounting $1,100,000 at June 30, 2008, for on-going legal and professional costs expected after June 2008 in connection with efforts to locate and recover additional assets of Tele-Art’s liquidation estate, if necessary. As at December 31, 2008, such balance was approximately $439,000.
Previously Reported Class Action
     As we have previously reported, we and certain of our directors were defendants in consolidated class actions entitled Rocco vs. Nam Tai Electronics et al., Lead Case No. 03-cv-01148-JES, originally commenced on February 20, 2003 and pending in the United States District Court in the Southern District of New York. The named plaintiffs purported to represent a putative class of persons who purchased our common shares from July 29, 2002 through February 18, 2003. The plaintiffs asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to our LCDP segment. We have filed an answer to the amended and consolidated complaint and oral argument on the plaintiffs’ most recent motion for class certification was held on February 1, 2007. Following that hearing, on August 21, 2007, the court denied the plaintiffs’ motion for class certification.
A conference with the court was held on January 17, 2008 wherein the plaintiff indicated that he wished to proceed with his case as an individual, notwithstanding the denial of class certification. On March 17, 2008, the Company settled this remaining individual claims of the plaintiff. In the settlement, Nam Tai denied any wrongdoing or liability and paid no penalty or material amount to dispose of the litigation, which has been dismissed by the court with prejudice.
Tax Dispute with Hong Kong Inland Revenue Department
     Since the Commissioner of Inland Revenue of Hong Kong issued his Determination dated October 31, 2007 in the fourth quarter of 2007, NT Trading, a limited liability company incorporated in Hong Kong and an indirect wholly owned subsidiary of the Company, has been involved in a tax dispute with the HKIRD which is the tax authority of the Hong Kong Government, over income taxes assessed by the HKIRD against NT Trading in the amount of approximately $2.9 million. The assessment relates to four tax years of 1996/1997 to 1999/2000. NT Trading, formerly named Nam Tai Electronic & Electrical Products Limited, has been inactive since 2004 and is a different corporation than Nam Tai’s Hong Kong Stock Exchange-listed subsidiary of the same name.
     After consulting Hong Kong tax experts, Nam Tai believes that the position of the HKIRD for the years in question was incorrect as a matter of law and accordingly NT Trading objected to the HKIRD’s assessment and appealed it to the Hong Kong Board of Review, an independent body established under Hong Kong Inland Revenue Ordinance to hear appeals of HKIRD assessments. In December 2008, the Board of Review dismissed the Company’s appeal.
     Nam Tai is currently evaluating various alternatives to these tax proceedings, including asking the Board of Review to review its decisions refusing NT Trading’s application to appeal to the Hong Kong Court or applying for judicial review against the Board of Review’s decision. The Company is also evaluating an alternative of permitting the HKIRD to enforce the Judgment against NT Trading, forcing its dissolution and liquidation. As NT Trading’s assets consist only of real property and golf club memberships having a book value of approximately $300,000 at December 31, 2008, Nam Tai believes that if NT Trading were liquidated as a result, the financial exposure to Nam Tai is limited and insignificant. Accordingly, no significant provision has been made regarding this assessment in Nam Tai’s consolidated financial statements.
Export Sales
     The following table reflects the approximate percentages of our net sales to customers by geographic area, based upon location of product delivery, for the periods years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,
Geographic Areas	2006	2007	2008
Hong Kong	30%	33%	36%
Europe	15	16	22
United States	9	15	17
China (excluding Hong Kong)	31	22	14
North America (excluding United States)	—	1	3
Japan	2	3	2
Korea	6	4	2
Other	7	6	4

	100%	100%	100%

Dividends
     We have paid an annual dividend for the last fifteen consecutive years. However, on February 9, 2009, we announced that the Company does not intend to declare dividend in 2009 in order to maintain a stronger cash reserve to tide over the uncertainty under global economic downturn. The following table sets forth the total cash dividends and dividends per share we have declared for each of the five years in the period ended December 31, 2008.

	Year ended December 31,
	2004	2005	2006	2007	2008
Total dividends declared (in thousands)	$20,424	$56,324	$66,497	$37,635	$39,427
Regular dividends per share	$0.48	$1.32	$1.44	$0.84	$0.88
Special dividends	$—	$—	$0.08	$—	$—
Total dividends per share	$0.48	$1.32	$1.52	$0.84	$0.88
     We declared special dividends in 2006 in celebration of Company’s thirtieth founding anniversary and its fifth consecutive quarter of record-breaking sales.
     Under our dividend policy implemented in 2006, our Board of Directors determine and declare the amount of Nam Tai’s dividend payable based on our operating income, our current and estimated future cash, cash flow and capital expenditure requirements at the time of the yearly declaration and such other factors as Nam Tai’s board believes reasonable and appropriate to consider in the determination and plans to announce the declared amount of that dividend. It is our general policy to determine the actual annual amount of future dividends, if any, based upon our growth during the preceding year. We have determined not to declare dividends in 2009 in order to maintain cash reserves during the continuing economic turmoil. Future dividends, if any, will be in the form of cash or stock or a combination of both. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future, we may not continue them in any future period.
ITEM 9. THE LISTING
     Our common shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the symbol “NTE”.
     The following table sets forth the high and low closing sales prices for our common shares for the quarters in the three-year period ended December 31, 2008:

	2006			2007			2008
			Average			Average			Average
			Daily			Daily			Daily
			Trading			Trading			Trading
	High	Low	Volume(1)	High	Low	Volume(1)	High	Low	Volume(1)
1st Quarter	$24.27	$21.31	224,826	$15.28	$12.70	222,472	$11.92	$8.37	326,052
2nd Quarter	23.10	21.46	173,659	14.38	11.92	244,741	13.31	9.62	197,453
3rd Quarter	22.56	11.43	504,411	13.58	11.76	248,325	12.99	8.02	198,363
4th Quarter	16.95	12.57	317,697	13.69	11.02	236,070	8.16	4.79	248,775

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.
     The following table sets forth the high and low closing sale prices of our shares for each of the last five years ended December 31:

			Average Daily
Year ended	High	Low	Trading Volume(1)
December 31, 2008	$13.31	$4.79	241,672
December 31, 2007	15.28	11.02	238,018
December 31, 2006	24.27	11.43	305,468
December 31, 2005	28.36	17.25	283,482
December 31, 2004	34.24	13.99	532,568

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

     The following table sets forth the high and low closing sale prices of our shares during each of the most recent six months:

			Average Daily
Month ended	High	Low	Trading Volume(1)
February 28, 2009	$5.65	$3.16	347,590
January 31, 2009	6.16	5.20	160,085
December 31, 2008	6.40	4.79	216,291
November 30, 2008	7.52	4.89	226,405
October 31, 2008	8.16	5.94	298,326
September 30, 2008	9.90	8.02	190,538

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.
ITEM 10. ADDITIONAL INFORMATION
Share Capital
     Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of February 28, 2009, we had 44,803,735 common shares outstanding.
Memorandum and Articles of Association
     On December 5, 2007, we filed with the Registrar of Corporate Affairs of the British Virgin Islands, our jurisdiction of organization, an amended Memorandum and Articles of Associations (collectively the “2007 Charter”), the instruments governing a company organized under the law of the British Virgin Islands, which are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States. The 2007 Charter, which became effective on December 5, 2007, amended and restated our Memorandum and Articles of Association, as amended, theretofore in effect. The purpose of adopting the 2007 Charter was to:
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
     As set forth in the following Regulations of our Articles of Association including in our 2007 Charter:
     53 provides that a director may be counted as one of a quorum in respect of any contract or arrangement in which the director is materially interested or makes with the Company.
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
     We filed our 2007 Charter with the SEC as Exhibit 1.1 to an Amendment to Form 8-A (Amendment No. 1) on December 13, 2007 and the provisions of our 2007 Charter may be reviewed by examining that filing.
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
     On July 30, 2007, Nam Tai’s subsidiary, Zastron Precision-Tech Limited and Parsons Brinckerhoff (Asia) Ltd. entered into a Design Consultancy Agreement under which Parsons Brinckerhoff (Asia) Ltd. agreed to act as the design consultancy for the construction project of FPC facilities in Wuxi with a service fee of approximately $583,000 (i.e. HK$4,550,000).
     On July 30, 2007, Nam Tai’s subsidiary, Wuxi Zastron Precision-Flex Co. Ltd. (formerly known as Zastron Precision-Flex (Wuxi) Co. Ltd.) and Parsons Brinckerhoff Constructors (Shanghai) Company Limited entered into a Project Management Agreement under which Parsons Brinckerhoff Constructors (Shanghai) Company Limited agreed to project management services for the construction project of FPC facilities in Wuxi with a service fee of approximately $1.1 million (i.e. RMB8,300,000).
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
     On September 24, 2007, Nam Tai and its subsidiary, J.I.C. Technology Company Limited entered into a Sales and Purchase Agreement for selling 91% interest in Jetup Electronic (Shenzhen) Co. Ltd. from J.I.C. Technology Company Limited to Nam Tai with a consideration of approximately $44.5 million (i.e. HK$347,408,313.53) as a part of Nam Tai’s reorganization.
     On September 24, 2007, Nam Tai and its subsidiary, Nam Tai Electronic & Electrical Products Limited entered into a Sales and Purchase Agreement for selling 91% interest in Jetup Electronic (Shenzhen) Co. Ltd. and the entire equity of Zastron Precision-Tech Limited from Nam Tai to Nam Tai Electronic & Electrical Products Limited with a consideration of approximately $349,891,833.33 (i.e. HK$2,729,156,300) as a part of Nam Tai’s reorganization.
     On October 5, 2007, Nam Tai and its subsidiary, J.I.C. Technology Company Limited entered into a Supplemental Sales and Purchase Agreement for selling 91% interest in Jetup Electronic (Shenzhen) Co. Ltd. from J.I.C. Technology Company Limited to Nam Tai with a consideration of approximately $44.5 million (i.e. HK$347,408,313.53) and subject to the completion of the sale of Shenzhen Namtek Co. Ltd. and Namtek Japan Company Limited from Nam Tai Electronic & Electrical Products Limited to J.I.C. Technology Company Limited as a part of Nam Tai’s reorganization.
     On October 5, 2007, Nam Tai’s two subsidiaries Nam Tai Electronic & Electrical Products Limited and J.I.C. Technology Company Limited entered into a Sales and Purchase Agreement for selling entire equity of Shenzhen Namtek Co. Ltd. and Namtek Japan Company Limited from Nam Tai Electronic & Electrical Products Limited to J.I.C. Technology Company Limited with a consideration of approximately $10.3 million (i.e. HK$80,500,000) as a part of Nam Tai’s reorganization.
     On November 6, 2007, Nam Tai’s two subsidiaries, J.I.C. Technology Company Limited and Jetup Electronic (Shenzhen) Co. Ltd. entered into an External Loan Agreement for borrowing a loan of approximately $1.3 million (i.e. HK$10,500,000) form J.I.C. Technology Company Limited to Jetup Electronic (Shenzhen) Co. Ltd. with effective period from November 7, 2007 to November 6, 2008.

     On November 15, 2007, Nam Tai’s two subsidiaries, J.I.C. Technology Company Limited and Jetup Electronic (Shenzhen) Co. Ltd. entered into an External Loan Agreement for borrowing a loan of approximately $1.4 million (i.e. HK$11,000,000) from J.I.C. Technology Company Limited to Jetup Electronic (Shenzhen) Co. Ltd. with effective period from November 16, 2007 to November 15, 2008.
     On November 28, 2007, Nam Tai and its subsidiary, J.I.C. Technology Company Limited entered into a Supplemental Sales and Purchase Agreement for selling the entire equity in Jetup Electronic (Shenzhen) Co. Ltd. from J.I.C. Technology Company Limited to Nam Tai with a consideration of approximately $48.9 million (i.e. HK$381,767,378) as a part of Nam Tai’s reorganization.
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
     On November 28, 2007, Nam Tai and its subsidiary, Nam Tai Electronic & Electrical Products Limited entered into a Supplemental Sales and Purchase Agreement for selling the entire equity in Jetup Electronic (Shenzhen) Co. Ltd. and the entire equity of Zastron Precision-Tech Limited from Nam Tai to Nam Tai Electronic & Electrical Products Limited with a consideration of approximately $353.1 million (i.e. HK$2,754,530,000) as a part of Nam Tai’s reorganization.
     On November 30, 2007, Nam Tai’s subsidiary, Zastron Precision-Tech Limited and SAP Hong Kong Co. Limited entered into a Professional Service Agreement, SAP Software End-User Value License Agreement for the purchase of the SAP Enterprise Resource Planning Software, together with its services of installation and implementation with a sum of approximately $1.4 million (i.e. HK$11,032,529).
     On November 30, 2007, Nam Tai’s two subsidiaries Nam Tai Electronic & Electrical Products Limited and Best Whole Holdings Limited entered into a Sales and Purchase Agreement for selling the entire equity of Shenzhen Namtek Co. Ltd. from Nam Tai Electronic & Electrical Products Limited to Best Whole Holdings Limited with a consideration of $800,000 as a part of Nam Tai’s reorganization.
     On November 30, 2007, Nam Tai’s two subsidiaries J.I.C. Technology Company Limited and Top Eastern Investment Limited entered into a Sales and Purchase Agreement for selling the entire equity of Jetup Electronic (Shenzhen) Co. Ltd. from J.I.C. Technology Company Limited to Top Eastern Investment Limited with a consideration of approximately $23.2 million (i.e. HK$181,200,000) as a part of Nam Tai’s reorganization.
     On December 18, 2007, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd. agreed by a guarantee letter to Shenzhen Baoan District High and New Technology Industrial Park Development Committee to subsidize the relocation allowance to local residents located on the land of No.A614-0377 Plot located in Shenzhen Guangming Hi-Tech Industrial Park in a sum up to approximately $644,000.
     On December 28, 2007, Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Product Limited and Top Eastern Investment Limited entered into a loan agreement for a loan of approximately $3.1 million (i.e. HK$24,107,111) to be paid from Nam Tai Electronic & Electrical Product Limited to Top Eastern Investment Limited on December 31, 2008 as a part of Nam Tai’s reorganization.
     On December 31, 2007, Nam Tai’s three subsidiaries, J.I.C. Technology Company Limited, Top Eastern Investment Limited and Jetup Electronic (Shenzhen) Co. Ltd. entered into a Deed of Assignment for assigning a loan to Jetup with an amount of $2.8 million (i.e. HK$21,500,000) from J.I.C. Technology Company Limited to Top Eastern Investment Limited as a part of Nam Tai’s reorganization.
     On December 31, 2007, Nam Tai’s two subsidiaries, J.I.C. Technology Company Limited and Top Eastern Investment Limited entered into a Deed of Release for releasing and discharging Top Eastern Investment Limited from all obligation to repay the consideration sum of approximately $23.2 million (i.e. HK$181,200,000) due and owing to J.I.C. Technology Company Limited for the sale the entire equity in Jetup Electronic (Shenzhen) Co. Ltd. from J.I.C. Technology Company Limited to Top Eastern Investment Limited as a part of Nam Tai’s consideration.
     On December 31, 2007, Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Products Limited and Best Whole Holdings Limited entered into a Deed of Release for releasing and discharging Best Whole Holdings Limited from all obligation to repay the consideration sum of $800,000 due and owing to Nam Tai Electronic & Electrical Products Limited for the sale of the entire equity in

Shenzhen Namtek Co. Ltd. from Nam Tai Electronic & Electrical Products Limited to Best Whole Holdings Limited as a part of Nam Tai’s consideration.
     On December 31, 2007, Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co., Ltd. entered a Banking Facilities Letter with HSBC Bank (China) Company Limited for Jetup Electronic (Shenzhen) Co. Ltd. to change the guarantor from J.I.C. Technology Company Limited to Nam Tai Electronic & Electrical Products Limited for import credit facilities up to approximately $89.7 million (i.e. HK$70,000,000) and 3 years HK dollars loan up to approximately $5.1 million (i.e. HK$40,000,000)
     On December 31, 2007, Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited signed a guaranty in favor of HSBC Bank (China) Company Limited with maximum liability of approximately $14.1 million (i.e. HK$110,000,000) for the banking facilities of Jetup Electronic (Shenzhen) Co., Ltd.
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
     On March 28, 2008, Nam Tai subsidiary, Wuxi Zastron Precision-Flex Co. Ltd. (formerly known as Zastron Precision-Flex (Wuxi) Co. Ltd.) and Yixing Building Engineering & Installation Co. Ltd. entered into an agreement for the engagement of Yixing Building Engineering & Installation Co. Ltd. as the main contractor of civil works in relation to the facility in Wuxi with a total contract amount of approximately $18,681,000 (i.e. RMB127,033,217)
     On April 3, 2008, Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd entered into a Supplemental Loan Agreement extending the repayment term for a loan of $18,660,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd. in accordance with the loan agreement dated March 30, 2004 with an effective period from March 30, 2008 to March 30, 2009.
     On June 2, 2008, Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited entered a Banking Facilities Letter with Hongkong and Shanghai Banking Corporation Limited for Nam Tai Electronic & Electrical Products Limited to receive corporate card credit facilities of up to approximately $128,000.
     On July 7, 2008, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd. entered a Banking Facilities Letter with HSBC Bank (China) Company Limited for Zastron Electronic (Shenzhen) Co. Ltd. to receive import credit facilities of up to $5,000,000.
     On July 7, 2008, Nam Tai’s subsidiary, Namtai Electronic and Electrical Products Limited signed a Guarantee in favor of HSBC Bank (China) Company Limited for Zastron Electronic (Shenzhen) Co., Ltd to receive import credit facilities of up to $5,000,000.
     On July 10, 2008, Nam Tai subsidiary, Wuxi Zastron Precision-Flex Co. Ltd. (formerly known as Zastron Precision-Flex (Wuxi) Co. Ltd.) and Yixing Building Engineering & Installation Co. Ltd. entered into a supplemental agreement for the engagement of Yixing Building Engineering & Installation Co. Ltd. as the main contractor of mechanical and electrical works in relation to the facility in Wuxi with a total contract amount of approximately $11,862,000 (i.e. RMB80,660,000), in which $227,538 was agreed to be deducted from the contract sum of the main contract entered by the parties on March 28, 2008. The final agreed amount for the mechanical and electrical works is approximately $11,634,227 (i.e. RMB79,112,750).

     On August 8, 2008, as a result of an internal reorganization of subsidiaries completed on December 31, 2007, Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Products Limited and Zastron Precision-Tech Limited entered into a Novation Agreement with Parsons Brinckerhoff (Asia) Limited whereby the rights and liabilities of Zastron Precision-Tech Limited were assigned to and assumed to Nam Tai Electronic & Electrical Products Limited.
     On August 11, 2008, Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co. Ltd. entered a Banking Facilities Letter with HSBC Bank (China) Company Limited for Namtai Electronic (Shenzhen) Co., Ltd to receive import credit facilities of up to $5,000,000.
     On August 11, 2008, Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co. Ltd. entered a Banking Facilities Letter with HSBC Bank (China) Company Limited for Jetup Electronic (Shenzhen) Co. Ltd. to receive import credit facilities up to approximately $9 million (i.e. HK$70,000,000) and a three-year term loan of HK$40,000,000 (i.e., approximately $5.1 million).
     On August 13, 2008, a result of an internal reorganization of subsidiaries completed at December 31, 2007, Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Products Limited and Zastron Precision-Tech Limited entered into a Novation Agreement with SAP HK Co. Ltd. whereby the rights and liabilities of Zastron Precision-Tech Limited were assigned to and assumed by Nam Tai Electronic & Electrical Products Limited.
     On August 13, 2008, as a result of the reorganization, Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Products Limited and Zastron Precision-Tech Limited entered into a Novation Agreement with Hong Kong Productivity Council whereby the rights and liabilities of Zastron Precision-Tech Limited were assigned to and assumed by Nam Tai Electronic & Electrical Products Limited.
     On November 24, 2008, Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co. Ltd., entered a Banking Facilities Letter with China Construction Bank Corporation, Shenzhen Branch for Namtai Electronic (Shenzhen) Co. Ltd to receive a trade finance facility of up to $6,000,000.
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
General
     This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders if we were to be classified as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or Non-U.S. holder of our common shares, including, without limitation, the following:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for its securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares;

•	certain former U.S. citizens and residents who have expatriated; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.
U.S. Holders
     For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:
•	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.
     Distributions on Our Common Shares
     If you are a U.S. Holder of common shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally may not apply to you – instead, see “PFIC Considerations,” below. Otherwise, generally, the gross amount of any cash distribution or the fair market value of any property distributed that you receive with respect to our common shares will be subject to tax as ordinary income to the extent such distribution does not exceed our current or accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. Such income will be included in your gross income on the date of receipt. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a PFIC. To the extent any distribution exceeds our E&P, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as capital gain. Because we are not a United States corporation, a dividends-received deduction generally will not be allowed to corporations with respect to dividends paid by us.

     We appear to have been a PFIC for 2008 and, based on our current operations and market conditions, we may be a PFIC for 2009 – see “PFIC Considerations” below and the discussion of certain PFIC issues in “Risk Factors” above. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” may not be available for 2008 and may not be available for 2009.
     For United States foreign tax credit limitation purposes, dividends received on our common shares will be treated as foreign source income and will generally be “passive category income”, or in the case of certain holders, “general category income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes, if any, imposed on dividends paid on our common shares. The rules governing United States foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.
     Sale, Exchange or Other Disposition of Our Common Shares
     If you are a U.S. Holder of common shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section will not apply to you – instead, see “PFIC Considerations,” below. Otherwise, generally, in connection with the sale, exchange or other taxable disposition of our common shares:
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
     PFIC Considerations
     A determination of a corporation’s PFIC status must be made annually.  Based upon an analysis of the book value of our assets and the total market value, or market cap, of our shares at the end of each quarter during 2008, we appear to be classified as a PFIC for 2008, and based on our current operations and market conditions, we may be a PFIC for 2009. A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.
     As a result of the classification as a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the US Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such US Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under the PFIC regime, any excess distribution and recognized gain would be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the US Holder’s holding period for our ordinary shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the US Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies.
     A U.S. Holder may generally avoid the PFIC regime by making a “qualified electing fund” election which generally provides that, in lieu of the foregoing treatment, our earnings, on a pro rata basis, would be currently included in their gross income. However, we may be unable or unwilling to provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election; thus, such election may not be available.

     In addition, U.S. Holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares as long as we are a PFIC and our common shares are considered to be readily tradable on an established securities market within the United States. “Marking-to-market,” in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of our common shares over your tax adjusted basis in such common shares as of the end of each year. This “mark-to-market” election generally enables a U.S. Holder to avoid the deferred interest charge that would otherwise be imposed on them if we were to be classified as a PFIC.
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
Documents on Display
     Nam Tai is subject to the information requirements of the Securities and Exchange Act of 1934, and, in accordance with the Securities Exchange Act of 1934, Nam Tai files annual reports on Form 20-F within six months of its fiscal year end, and submits other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR. As a foreign private issuer, Nam Tai is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.
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
     We face the potential of a material foreign exchange risk resulting from material purchases we make in Japanese yen. The following chart shows the percentage of our total material costs paid in yen and our total sales made in yen during the years ended December 31, 2006, 2007 and 2008.
     Our business and operating results could be materially and adversely affected in the event of a severe increase in the value of the Japanese yen to the U.S. dollar at a time when our sales made in Japanese yen are insufficient to cover our material purchases in Japanese yen.

     Approximately 16% of our total costs and expenses and 6% of our material costs were in RMB. This currency was stronger against the U.S. dollars during the year ended year ended December 31, 2008 compared to the year ended December 31, 2007 so expenses we paid in China with RMB translated into more dollars than they would have in 2007.
     Immediately prior to July 21, 2005, the exchange rate between the RMB and the U.S. dollars has varied by less than one-tenth of 1%. However, on July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollars by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximate 2.4% appreciation in the value of the RMB against the U.S. dollars at the end of 2005, from the July 21, 2005 RMB adjustment, a 3.3% appreciation at the end of 2006 as compared to the end of 2005 and a further 6.5% appreciation at the end of 2007 as compared to the end of 2006. As of the end of year 2008, there was a further 6.5% appreciation as compared to the year end of 2007.
     This appreciation of RMB against U.S. dollars resulted in an increase in our total costs and expenses of approximately 1.1% during 2008 based on the difference between sales versus costs and expenses incurred in RMB. If the RMB had been 1% and 5% less valuable against the U.S. dollars than the actual rate as of December 31, 2008, which was used in preparing our audited consolidated financial statements as of and for the year ended December 31, 2008, our net asset value, as presented in U.S. dollars, would have been reduced by $236,000 and $1.2 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $236,000 and $1.2 million, respectively. Had rates of the RMB been 10% higher relative to the U.S. dollars during 2008, our operating expenses would have increased $6.7 million as a result of expenses we paid in RMB during 2008.
     For additional information regarding the appreciation of the exchange rate of the RMB to the U.S. dollar from July 21, 2005 to December 31, 2008, please see the chart on page 16 of this Report.
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
     As of December 31, 2008, we held no option or future contracts and during the year and we did not purchase or sell any commodity or currency options. We are continuing to review our hedging strategy and there can be no assurance that we will not suffer losses in the future as a result of hedging activities.
     The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents on our balance sheet at December 31, 2007 and 2008:

	Year ended December 31,
Currencies included in cash and cash equivalents ($ in thousands)	2007	2008
United States dollars	$157,032	$178,105
Chinese renminbi	56,313	34,493
Japanese yen	2,005	435
Hong Kong	57,095	23,971
Macao Patacas	14	13

Total US$ equivalent	$272,459	$237,017

Interest Rate Risk
Short-term interest rate risk
     Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and short-term borrowings are subject to interest rate changes. Cash on hand of $237.0 million as of December 31, 2008 was invested in short-term deposits having a maturity of three months or less when the investment was made. As such, interest income will fluctuate with changes in short-term interest rates. During 2008, we had $6.3 million in interest income and $0.4 million in interest expense.

     As of December 31, 2007 and 2008, we had utilized approximately $4.6 million and nil of our credit facilities, including $4.6 million and nil in short-term notes payable but no short-term bank loans, respectively, resulting in minimal interest rate risk.
Long-term interest rate risk
     As of December 31, 2007 and 2008, we had $3.5 million ($2.0 million of which is classified under Current Liability) and nil, respectively, long-term bank loans.
     Our long-term bank loans in 2007 consisted of a $1.6 million term loan obtained in April 2004, has a term of four years and bears interest at a rate of 0.75% over three months’ LIBOR repayable in 16 quarterly installments of $100,000 beginning in July 2004. The outstanding balance as of December 31, 2007 was $0.2 million. A $3.6 million term loan obtained in June 2004 has a term of four years and bears interest at a rate of 0.75% over three months’ LIBOR repayable in 16 quarterly installments of $225,000 beginning in September, 2004. The outstanding balance as of December 31, 2007 was $0.4 million. A $1.8 million term loan obtained in December 2004 has a term of four years and bears interest at a rate of 0.75% over three months’ LIBOR repayable in 16 quarterly installments of $112,500 beginning March 2005. The outstanding balance as of December 31, 2007 was $0.4 million. The borrower under these bank loans was JIC Technology and the loans remained the obligation of JIC Technology when Nam Tai sold its entire interest in JIC Technology to an independent third party in February 2008. Accordingly, Nam Tai recorded no balance outstanding for these loans on its consolidated balance sheet as of December 31, 2008.
     In July 2007, a $1 million loan with three years term was obtained and bears interest at a rate of 0.55% over three months’ LIBOR repayable in 12 quarterly installments of $88,000 beginning in October 2007. The outstanding balance as of December 31, 2007 was $1.0 million. A $0.5 million term loan obtained in August 2007 has a term of three years and bears interest at a rate of 0.55% over three months’ LIBOR repayable in 12 quarterly installments of $45,000 beginning in November 2007. The outstanding balance as of December 31, 2007 was $0.5 million. A $1.1 million term loan obtained in September 2007 has a term of three years and bears interest at a rate of 0.55% over three months’ LIBOR repayable in 12 quarterly installments of $90,000 beginning in December 2007. The outstanding balance as of December 31, 2007 was $1.0 million. During 2008, we repaid this bank loan in full and we did not have any long-term bank loans as of December 31, 2008.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     As of the end of the period covered by this report, the Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of Nam Tai’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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
     Nam Tai’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, Nam Tai’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective based on these criteria.
Attestation Report of the Registered Public Accounting Firm
     The effectiveness of Nam Tai’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm. The related report to the shareholders and the Board of Directors of Nam Tai appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:
     We have audited the internal control over financial reporting of Nam Tai Electronics, Inc. and its subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008 of the Company, and our report dated March 13, 2009 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.
/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
March 13, 2009

Changes in internal control over financial reporting
     There were no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2008, the period covered by this Annual Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.
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
Kee Wong, Corporate Secretary
Unit A, 17/F, Edificio Comercial Rodrigues
599 da Avenida da Praia Grande
Macao
Telephone: (853) 2835 6333
Facsimile: (853) 2835 6262
e-mail: shareholder@namtai.com
ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the fiscal years for the three-year period ended December 31, 2008, for which audited consolidated financial statements appeared in this annual report on Form 20-F. The independent registered public accounting firm is elected annually at the Annual Meeting of shareholders. It is currently expected that the Audit Committee will propose to the Annual Meeting of Shareholders to be held in 2009 that Deloitte Touche Tohmatsu be re-elected as independent registered public accounting firm of the Company for 2009.
     The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in 2007 and 2008 (dollars in thousands).

	Year ended December 31,
	2007	2008
Audit Fees (1)	$1,573	$1,211
Audit-related Fees (2)	452	18
Tax Fees (3)	8	7
All Other Fees (4)	156	—

Total	$2,189	$1,236

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(4)	All Other Fees includes a business advisory service fee.
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
     During 2007 and 2008, approximately 73.3% and 98.1%, respectively, of the total audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable
ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.
     According to the Instructions to Item 16-F of Form 20-F, this Item is not applicable to Nam Tai until its Annual Report on Form 20-F for the year ending December 31, 2009.
ITEM 16G. CORPORATE GOVERNANCE.
     For information regarding whether our corporate governance standards differ from those applied to US domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in Item 6. Directors and Senior Management of this Report.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not Applicable
ITEM 18. FINANCIAL STATEMENTS*
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Income for the years ended December 31, 2006, 2007 and 2008	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2008	F-3
Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2006, 2007 and 2008	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008	F-5
Notes to Consolidated Financial Statements	F-7
Schedule 1 — Nam Tai Electronics, Inc. — condensed financial information as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008	F-33
     The information required within the schedules (other than Schedule 1) for which provisions are made in the applicable accounting regulations of the SEC is either not applicable or is included in the notes to our consolidated financial statements.

*  The Company’s consolidated financial statements are located after the Signature Page and before the Exhibits to this Report.

ITEM 19. EXHIBITS
     The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1	Memorandum and Articles of Association, as amended on June 26, 2003 (incorporated by reference to Exhibit 1.1 to the registrant’s Form 8-A/A filed with the SEC on December 13, 2007).

4.1
Investment Agreement dated March 14, 2006 between Zastron Electronic (Shenzhen) Co. Ltd and Shenzhen Baoan District High and New Technology Industrial Park Development and Investment Co., Ltd. (incorporated by reference to Exhibit 4.9 to the registrant’s Form 20-F filed with the SEC on March 19, 2007)

4.2
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

4.10
Amendment to 2006 Stock Option Plan (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

4.11	Amended 2001 Option Plan dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

4.12
Amendment to 2001 Stock Option Plan (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

4.13
Supplemental Rental Agreement dated May 1, 2007 between Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co., Ltd and a local collective committee of Shenzhen Baoan District (incorporated by reference to Exhibit 4.16 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).**

4.14
Consultancy Agreement dated May 31, 2007 between Nam Tai’s subsidiary, Zastron Precision-Tech Limited and the Hong Kong Productivity Council (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.15
Banking Facilities Letter dated June 7, 2007 between Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co., Ltd. and HSBC Bank (China) Company Limited (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.16
Guaranty dated June 7, 2007 by Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited signed a guarantee in favor of HSBC Bank (China) Company Limited (incorporated by reference to Exhibit 4.19 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

Exhibit No.	Exhibit

4.17
Banking Facilities Letter dated June 7, 2007 between Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd. and HSBC Bank (China) Company Limited (incorporated by reference to Exhibit 4.20 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.18
Banking Facilities Letter dated June 7, 2007 between Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co. Ltd. and HSBC Bank (China) Company Limited (incorporated by reference to Exhibit 4.20 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.19
Guaranty dated June 7, 2007 by Nam Tai’s subsidiary, J.I.C. Technology Company Limited in favor of HSBC Bank (China) Company Limited with maximum liability of approximately $14.1 million (i.e., HK$110,000,000) for the banking facilities of Jetup Electronic (Shenzhen) Co., Ltd. This guarantee was terminated on December 31, 2007 and replaced by a new Guarantee by Nam Tai Electronic & Electrical Products Limited with same terms and conditions as a part of Nam Tai’s 2007 Reorganization (incorporated by reference to Exhibit 4.21 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.20
Guaranty dated June 22, 2007 by Nam Tai in favor of HSBC Bank (China) Company Limited. This guarantee was terminated on December 31, 2007 and replaced by a new guarantee signed by Nam Tai Electronic & Electrical Products Limited with same terms and conditions as a part of Nam Tai’s reorganization (incorporated by reference to Exhibit 4.23 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.21
Assignment dated June 30, 2007 by Shenzhen Municipal Bureau of State Land and Resources pursuant to Land Use Transfer Agreement and Supplemental Agreement of the land use right of No. A614-0377 Plot located in Shenzhen Guangming Hi-Tech Industrial Park to Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd (incorporated by reference to Exhibit 4.24 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).**

4.22
Summary of Design Consultancy Agreement dated July 30, 2007 by Zastron Precision -Tech Limited, a company incorporated under the laws of the Cayman Island and Parsons Brinckerhoff (Asia) Ltd, a company incorporated under the laws of the Hong Kong SAR (incorporated by reference to Exhibit 4.25 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).*

4.23
Summary of Project Management Agreement dated July 30, 2007 by Wuxi Zastron Precision-Flex Company Limited (formerly known as Zastron Precision-Flex (Wuxi) Company Limited), a company incorporated under the laws of the PRC; and (2) Parsons Brinckerhoff Constructors (Shanghai) Company Limited , a company incorporated under the laws of the PRC (incorporated by reference to Exhibit 4.26 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).*

4.24
Supplemental Loan Agreement dated September 5, 2007, between Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd (incorporated by reference to Exhibit 4.27 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).**

4.25
Supplemental Loan Agreement dated September 5, 2007, between Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd (incorporated by reference to Exhibit 4.28 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).**

4.26
Supplemental Loan Agreement dated September 5, 2007, between Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd (incorporated by reference to Exhibit 4.29 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).**

4.27
Supplemental Loan Agreement dated September 5, 2007, between Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd (incorporated by reference to Exhibit 4.30 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).**

4.28
Sales and Purchase Agreement dated September 24, 2007, between Nam Tai and its subsidiary, J.I.C. Technology Company Limited (incorporated by reference to Exhibit 4.31 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008)

4.29
Sales and Purchase Agreement dated September 24, 2007, between Nam Tai and its subsidiary, Nam Tai Electronic & Electrical Products Limited (incorporated by reference to Exhibit 4.32 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.30
Supplemental Sales and Purchase Agreement dated October 5, 2007, between Nam Tai and its subsidiary, J.I.C. Technology Company Limited (incorporated by reference to Exhibit 4.33 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

Exhibit No.	Exhibit

4.31
Sales and Purchase Agreement dated October 5, 2007, between Nam Tai’s two subsidiaries Nam Tai Electronic & Electrical Products Limited and J.I.C. Technology Company Limited (incorporated by reference to Exhibit 4.34 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.32
External Loan Agreement dated November 6, 2007, between Nam Tai’s two subsidiaries, J.I.C. Technology Company Limited and Jetup Electronic (Shenzhen) Co. Ltd (incorporated by reference to Exhibit 4.35 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).**

4.33
External Loan Agreement dated November 15, 2007, between Nam Tai’s two subsidiaries, J.I.C. Technology Company Limited and Jetup Electronic (Shenzhen) Co. Ltd. (incorporated by reference to Exhibit 4.36 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).**

4.34
Supplemental Sales and Purchase Agreement dated November 28, 2007, between Nam Tai and its subsidiary, J.I.C. Technology Company Limited (incorporated by reference to Exhibit 4.37 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.35
Supplemental Sales and Purchase Agreement dated November 28, 2007, between Nam Tai’s two subsidiaries Nam Tai Electronic & Electrical Products Limited and J.I.C. Technology Company Limited (incorporated by reference to Exhibit 4.38 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.36
Supplemental Sales and Purchase Agreement dated November 28, 2007, between Nam Tai and its subsidiary, J.I.C. Technology Company Limited (incorporated by reference to Exhibit 4.39 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.37
Professional Service Agreement, SAP Software End-User Value License Agreement dated November 30, 2007, between Nam Tai’s subsidiary, Zastron Precision-Tech Limited and SAP Hong Kong Co. Limited (incorporated by reference to Exhibit 4.40 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.38
Sales and Purchase Agreement dated November 30, 2007, between Nam Tai’s two subsidiaries Nam Tai Electronic & Electrical Products Limited and Best Whole Holdings Limited (incorporated by reference to Exhibit 4.41 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).**

4.39
Sales and Purchase Agreement dated November 30, 2007, between Nam Tai’s two subsidiaries J.I.C. Technology Company Limited and Top Eastern Investment Limited (incorporated by reference to Exhibit 4.42 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).**

4.40
Letter of Commitment dated December 18, 2007, between Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd. and Shenzhen Baoan District High and New Technology Industrial Park Development Committee (incorporated by reference to Exhibit 4.43 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).**

4.41
Loan Agreement dated December 28, 2007, between Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Product Limited and Top Eastern Investment Limited (incorporated by reference to Exhibit 4.44 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.42
Deed of Assignment Agreement dated December 31, 2007, between Nam Tai’s three subsidiaries, J.I.C. Technology Company Limited, Top Eastern Investment Limited and Jetup Electronic (Shenzhen) Co. Ltd. (incorporated by reference to Exhibit 4.45 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.43
Deed of Release Agreement dated December 31, 2007, between Nam Tai’s two subsidiaries, J.I.C. Technology Company Limited and Top Eastern Investment Limited (incorporated by reference to Exhibit 4.46 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.44
Deed of Release Agreement dated December 31, 2007, between Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Products Limited and Best Whole Holdings Limited (incorporated by reference to Exhibit 4.47 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.45
Banking Facilities Letter Agreement dated January 2, 2008, between Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co., Ltd. and HSBC Bank (China) Company Limited (incorporated by reference to Exhibit 4.48 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.46
Guaranty dated December 31, 2007, by Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited in favor of HSBC Bank (China) Company Limited (incorporated by reference to Exhibit 4.49 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

Exhibit No.	Exhibit

4.47
Banking Facilities Letter dated January 2, 2008, between Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd and HSBC Bank (China) Company Limited (incorporated by reference to Exhibit 4.50 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.48
Guaranty dated December 31, 2007, by Nam Tai Electronics & Electrical Products Limited in favor of HSBC Bank (China) Company Limited (incorporated by reference to Exhibit 4.51 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.49
Banking Facilities Letter dated December 31, 2007 among Nam Tai’s subsidiaries, Nam Tai Electronics & Electrical Products Limited and Jetup Electronic (Shenzhen) Co. Ltd. and Shanghai Commercial Bank Ltd (incorporated by reference to Exhibit 4.52 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).**

4.50
Exclusivity Agreement dated February 6, 2008 between Hong Kong Energy (Holdings) Limited and Nam Tai relating to the potential sale of Nam Tai’s entire equity interest in JIC (incorporated by reference to Exhibit 4.53 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.51
Share Purchase Agreement dated February 26, 2008 between Nam Tai as the Vendor, and HKC (Holdings) Limited as the Purchaser relating to Nam Tai’s entire equity interest in JIC (incorporated by reference to Exhibit 4.54 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).

4.52
Agreement dated March 28, 2008 between Nam Tai subsidiary, Wuxi Zastron Precision-Flex Co. Ltd. (formerly known as Zastron Precision-Flex (Wuxi) Co. Ltd.) and Yixing Building Engineering & Installation Co. Ltd. for the engagement of Yixing Building Engineering & Installation Co. Ltd. as the main contractor of civil works in relation to the facility in Wuxi*

4.53
Supplemental Loan Agreement dated April 3, 2008 between Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd extending the repayment term for a loan of $18,660,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd.

4.54	Banking Facilities Letter dated June 2, 2008 to Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited from Hongkong and Shanghai Banking Corporation Limited.

4.55	Banking Facilities Letter dated July 7, 2008 to Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd. from HSBC Bank (China) Company Limited.

4.56	Guarantee dated July 7, 2008 from Nam Tai’s subsidiary, Namtai Electronic and Electrical Products Limited to HSBC Bank (China) Company Limited.

4.57
Supplemental Agreement dated July 10, 2008 between Nam Tai subsidiary, Wuxi Zastron Precision-Flex Co. Ltd. (formerly known as Zastron Precision-Flex (Wuxi) Co. Ltd.) and Yixing Building Engineering & Installation Co. Ltd. for the engagement of Yixing Building Engineering & Installation Co. Ltd. as the main contractor of mechanical and electrical works in relation to the facility in Wuxi.**

4.58
Novation Agreement dated August 8, 2008 between Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Products Limited and Zastron Precision-Tech Limited, on the one hand, and Parsons Brinckerhoff (Asia) Limited, on the other.

4.59	Banking Facilities Letter dated August 11, 2008 to Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co. Ltd. from HSBC Bank (China) Company Limited for Namtai Electronic (Shenzhen) Co., Ltd.

4.60	Banking Facilities Letter dated August 11, 2008 to Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co. Ltd. from HSBC Bank (China) Company Limited.

4.61	Novation Agreement dated August 13, 2008 between Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Products Limited and Zastron Precision-Tech Limited and SAP HK Co. Ltd.

4.62	Novation Agreement dated August 13, 2008, Nam Tai Electronic & Electrical Products Limited and Zastron Precision-Tech Limited and Hong Kong Productivity Council.

4.63
Banking Facilities Letter dated November 24, 2008 to Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co. Ltd., from Banking Facilities Letter with China Construction Bank Corporation, Shenzhen. Branch.**

8.1	Diagram of Company’s subsidiaries. See the Section headed “Organization Structure” under Item 4 of this Report at page 33.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005)

12.1	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Exhibit

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte Touche Tohmatsu.

15.2
Joint announcement of Nam Tai and NTEEP issued February 24, 2009 regarding the proposed privatization of NTEEP by Nam Tai (incorporated by reference to the Company’s Form 6-K for the month of February 2009 furnished to the SEC on February 25, 2009).

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

NAM TAI ELECTRONICS, INC.
By:	/s/ Koo Ming Kown
Koo Ming Kown
Chief Financial Officer

Date: March 13, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:
We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008 and the related schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
March 13, 2009

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US dollars, except per share data)

	Year ended December 31,
	2006	2007	2008

Net sales - third parties	$870,174	$780,822	$622,852
Cost of sales	(783,953)	(693,804)	(552,174)

Gross profit	86,221	87,018	70,678

Gain on disposal of asset held for sale	9,258	-	-

Selling, general and administrative expenses	(30,668)	(36,550)	(36,057)
Research and development expenses	(7,866)	(9,798)	(10,890)
Impairment loss on goodwill	-	-	(17,345)
Losses arising from the judgment to reinstate redeemed shares	(14,465)	-	-

Total operating expenses	(52,999)	(46,348)	(64,292)

Income from operations	42,480	40,670	6,386
Other (expenses) income, net	(1,265)	2,219	6,428
Gain on sales of subsidiaries’ shares	-	390	20,206
Gain on disposal of marketable securities	-	43,815	-
Loss on marketable securities arising from split share structure reform	(1,869)	-	-
Interest income	8,542	9,163	6,282
Interest expense	(602)	(452)	(356)

Income before income taxes and minority interests	47,286	95,805	38,946
Income taxes	(377)	(4,030)	(2,877)

Income before minority interests	46,909	91,775	36,069

Minority interests	(6,153)	(22,272)	(5,434)

Net income	$40,756	$69,503	$30,635

Basic earnings per share	$0.93	$1.56	$0.68

Diluted earnings per share	$0.93	$1.55	$0.68

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share data)

	December 31,
	2007	2008

ASSETS
Current assets:
Cash and cash equivalents	$272,459	$237,017
Accounts receivable, less allowance for doubtful accounts of $53 and $25 at December 31, 2007 and 2008, respectively	95,802	104,150
Inventories	32,356	27,300
Entrusted loan receivable	-	8,199
Prepaid expenses and other receivables	5,803	4,148
Income taxes recoverable	5,483	-
Deferred tax assets - current	54	1,232

Total current assets	411,957	382,046

Property, plant and equipment, net	94,669	108,067
Land use right	3,930	13,593
Deposits for property, plant and equipment	536	2,937
Prepayment for land use right	9,019	-
Goodwill	20,296	2,951
Deferred tax assets - non-current	3,192	3,547
Other assets	1,219	920

Total assets	$544,818	$514,061

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$4,580	$-
Long term bank loans - current portion	1,990	-
Entrusted loan payable	-	8,199
Accounts payable	107,326	98,125
Accrued expenses and other payables	21,690	25,967
Dividend payable	9,509	9,857
Income taxes payable	556	861

Total current liabilities	145,651	143,009

Long tem bank loans - non-current portion	1,558	-
Deferred tax liability - non-current	-	740

Total liabilities	147,209	143,749

Minority interests	67,428	48,051
Commitments and contingencies (Note 15)

Shareholders’ equity:
Common shares ($0.01 par value - authorized 200,000,000 shares)	448	448
Additional paid-in capital	281,895	282,767
Retained earnings	47,846	39,054
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	330,181	322,261

Total liabilities and shareholders’ equity	$544,818	$514,061

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands of US dollars, except share and per share data)

						Accumulated	Total
	Common	Common	Reinstatement	Additional		Other	Share-
	Shares	Shares	of redeemed	Paid-in	Retained	Comprehensive	holders’	Comprehensive
	Outstanding	Amount	shares	Capital	Earnings	Income (Loss)	Equity	Income

Balance at January 1, 2006	43,505,586	$435	$-	$258,167	$50,771	$1,018	$310,391
Shares issued on exercise of options	281,000	3	-	5,436	-	-	5,439
Equity-settled share-based payment	-	-	-	790	-	-	790
Reinstatement of redeemed shares (note 9(d))	-	-	17,159	-	-	-	17,159
Net income	-	-	-	-	40,756	-	40,756	$40,756
Unrealized gain of marketable securities	-	-	-	-	-	8,983	8,983	8,983
Foreign currency translation	-	-	-	-	-	73	73	73

Comprehensive income								$49,812

Cash dividends ($1.52 per share)	-	-	-	-	(66,497)	-	(66,497)

Balance at December 31, 2006	43,786,586	$438	$17,159	$264,393	$25,030	$10,074	$317,094
Reinstatement of redeemed shares	1,017,149	10	(17,159)	17,149	-	-	-
Equity-settled share-based payment	-	-	-	353	-	-	353
Net income	-	-	-	-	69,503	-	69,503	$69,503
Unrealized gain of marketable securities	-	-	-	-	-	17,451	17,451	17,451
Disposal of marketable securities	-	-	-	-	-	(27,381)	(27,381)	(27,381)
Foreign currency translation	-	-	-	-	-	(152)	(152)	(152)
Reserve shared by minority interests	-	-	-	-	(9,052)	-	(9,052)	(9,052)

Comprehensive income								$50,369

Cash dividends ($0.84 per share)	-	-	-	-	(37,635)	-	(37,635)

Balance at December 31, 2007	44,803,735	$448	$-	$281,895	$47,846	$(8)	$330,181
Equity-settled share-based payment	-	-	-	955	-	-	955
Repurchase of share options	-	-	-	(83)	-	-	(83)
Net income	-	-	-	-	30,635	-	30,635	$30,635

Comprehensive income								$30,635

Cash dividends ($0.88 per share)	-	-	-	-	(39,427)	-	(39,427)

Balance at December 31, 2008	44,803,735	$448	$-	$282,767	$39,054	$(8)	$322,261

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income	$40,756	$69,503	$30,635

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	19,024	21,501	22,208
Impairment loss on goodwill	-	-	17,345
Gain on disposal of property, plant and equipment	(317)	(66)	(13)
Gain on disposal of assets held for sale	(9,258)	-	-
Loss on marketable securities arising from split share structure reform	1,869	-	-
Loss arising from the judgment to reinstate redeemed shares	14,465	-	-
Gain on disposal of marketable securities	-	(43,815)	-
Gain on sale of a subsidiary’s shares - Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	-	(325)	-
Gain on sale of a subsidiary’s shares - J.I.C. Technology Company Limited (“JIC Technology”)	-	(65)	(20,206)
Share-based compensation expenses	873	389	1,228
Dividend withheld	-	-	(305)
Unrealized exchange gain	(931)	(813)	(4,757)
Deferred income taxes	-	(3,246)	(793)
Minority interests	6,153	22,272	5,434
Changes in current assets and liabilities:
Decrease (increase) in accounts receivable	8,101	21,704	(8,499)
Decrease (increase) in inventories	850	(1,462)	5,056
(Increase) decrease in prepaid expenses and other receivables	(1,013)	(3,303)	1,574
(Increase) decrease in income taxes recoverable	(1,645)	(1,167)	5,439
(Decrease) increase in notes payable	(297)	79	(4,580)
Increase (decrease) in accounts payable	4,285	(18,567)	(9,201)
(Decrease) increase in accrued expenses and other payables	(3,104)	8,041	(4,233)
Increase in income taxes payable	-	390	459

Total adjustments	39,055	1,547	6,156

Net cash provided by operating activities	$79,811	$71,050	$36,791

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2006	2007	2008

Cash flows (used in) from investing activities:
Purchase of property, plant and equipment	$(23,793)	$(13,785)	$(27,407)
Decrease (increase) in deposits for property, plant and equipment	641	73	(2,606)
Increase in entrusted loan receivable	-	-	(8,166)
Increase in prepayment for land use rights	(2,880)	(7,532)	(663)
Proceeds from disposal of assets held for sale	20,170	-	-
Decrease (increase) in other assets	142	(61)	299
Proceeds from disposal of marketable securities	-	53,914	-
Net cash inflow from disposal of a subsidiary - JIC Technology	-	-	6,671
Acquisition of additional shares in subsidiaries	(3,130)	(13,808)	(2,906)
Proceeds from partial disposal of subsidiaries - JIC Technology and NTEEP	-	7,287	-
Proceeds from disposal of property, plant and equipment	420	522	55

Net cash (used in) provided by investing activities	$(8,430)	$26,610	$(34,723)

Cash flows used in financing activities:
Cash dividends paid	(65,923)	(47,796)	(47,675)
Repayment of bank loans	(8,067)	(1,972)	(2,648)
Payment on repurchase of share options	-	-	(110)
Proceeds from bank loans	3,480	2,670	-
Proceeds from entrusted loan	-	-	8,166
Proceeds from shares issued on exercise of options	5,439	-	-

Net cash used in financing activities	$(65,071)	$(47,098)	$(42,267)

Net increase (decrease) in cash and cash equivalents	6,310	50,562	(40,199)
Cash and cash equivalents at beginning of year	213,843	221,084	272,459
Effect of exchange rate changes on cash and cash equivalents	931	813	4,757

Cash and cash equivalents at end of year	$221,084	$272,459	$237,017

Supplemental schedule of cash flow information:
Interest paid	$602	$452	$356
Income taxes (received) paid, net	(1,904)	7,697	(2,497)
Non-cash investing activities:
Construction cost funded through accrued expenses and other payables	$-	$-	$8,547
See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except share and per share data)
1.	Company Information

Nam Tai Electronics, Inc. and subsidiaries (the “Company” or “Nam Tai”) is an electronics manufacturing and design services provider to a selected group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Through its electronics manufacturing services operations, the Company manufactures electronic components and sub-assemblies, including flexible printed circuit (“FPC”) board, FPC board subassemblies, liquid crystal display (“LCD”) panels, LCD modules, thin film transistor display modules, radio frequency modules, digital audio broadcast modules, internet radio subassemblies, image sensors modules and printed circuit board assembles. These components, modules and subassemblies are used in numerous electronic products including mobile phones, Internet Protocol phones, notebook computers, digital cameras, electronic toys, handheld video game devices and learning devices. The Company also manufactures finished products, including mobile phone accessories, home entertainment products and educational products.

The Company was founded in 1975 and moved its manufacturing facilities to the People’s Republic of China (the “PRC”) in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, the PRC in order to capitalize on opportunities offered in Southern PRC. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands (“BVI”) in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). The Company’s principal manufacturing and design operations are based in Shenzhen, approximately 30 miles from the Hong Kong Special Administrative Region (“Hong Kong”). Its PRC headquarters are located in the Macao Special Administrative Region (“Macao”). Some of the subsidiaries’ offices are located in Macao and Hong Kong, which provide it access to Macao’s and Hong Kong’s infrastructure of communication and banking facilities. As of December 31, 2008, one of the Company’s subsidiaries also maintained an office in Japan. The Company’s principal manufacturing operations are conducted in the PRC. The PRC resumed sovereignty over Hong Kong and Macao effective July 1, 1997 and December 20, 1999, respectively, and politically, Hong Kong and Macao are integral parts of the PRC. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements mean the PRC and all of its territories excluding Hong Kong and Macao.

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

Marketable securities are principally equity securities and are classified as available-for-sale. Securities classified as available-for-sale are stated at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income (loss). Realized gains and losses on the sale of the available-for-sale securities are determined using the specific-identification method and are reflected in income (expenses).

2.	Summary of Significant Accounting Policies - continued
(d)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

For the Company’s CECP and TCA reporting units, the Company orders inventory from its suppliers based on firm customer orders for products that are unique to each customer. The inventory is utilized in production as soon as all the necessary components are received. The only reason that inventory would not be utilized within six months is if a specific customer deferred or canceled an order. As the inventory is typically unique to each customer’s products, it is unusual for the Company to be able to utilize the inventory for other customers’ products. Therefore, the Company’s policy is to negotiate with the customer for the disposal of such inventory that remains unused for six months. The Company does not generally write down its inventories as usually, the customers are held to their purchase commitments. However, there are cases where customers are contractually obligated to purchase the unused inventory from the Company, but the Company may elect not to immediately enforce such contractual right for business reasons. In this connection, the Company will consider writing down these inventory items which remained unused for over six months at the Company’s own cost. Prior to writing down, management would determine if the inventory can be utilized in other products.

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

(e)	Property, plant and equipment and land use right

Property, plant and equipment and land use right are recorded at cost and include interest on funds borrowed to finance construction, if applicable. No interest was capitalized for the years ended December 31, 2006, 2007 and 2008. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses for the disposal of property, plant and equipment and land use right are included in income.

The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to non-governmental entities. All of the Company’s leasehold land in Hong Kong have leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.

All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and classified as land use right in the consolidated balance sheets. They are amortized on a straight-line basis over the respective term of the right to use the land.

Depreciation rates computed using the straight-line method are as follows:

Classification	Years

Land use right	50 years
Buildings	20 to 50 years
Machinery and equipment	4 to 12 years
Leasehold improvements	shorter of term of the lease or 7 years
Furniture and fixtures	4 to 8 years
Automobiles	4 to 6 years
Tools and molds	4 to 6 years

2.	Summary of Significant Accounting Policies - continued
(f)	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Company operates in three reporting units, which are its reportable segments of CECP, TCA and LCDP. If business conditions or other factors cause the profitability and cash flows of the reporting unit to decline, the Company may be required to record impairment charges for goodwill at that time. The goodwill impairment review is a two-step process in accordance to the Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows and market multiples on earnings. If the carrying amount of a reporting unit exceeds its fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the fair value.

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.

No impairment loss on goodwill was identified in 2006 and 2007. Impairment loss on goodwill on the LCDP reporting unit of $17,345, as more fully described in note 5, was identified and recorded in 2008.

(g)	Impairment or disposal of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. The Company reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets in accordance with SFAS No. 144 “Accounting For the Impairment or Disposal of Long-Lived Assets”. Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the estimated fair value of the assets.

Long-lived assets to be disposed of are stated at the lower of fair value or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred. The Company concluded in 2007 and 2008 that there were no events or changes in circumstances that would indicate that the carrying amounts of long-lived assets were impaired.

(h)	Revenue recognition

The Company recognizes revenue when all of the following conditions are met:
•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	Price to the customer is fixed or determinable, and

•	Collectability is reasonably assured.

2.	Summary of Significant Accounting Policies - continued
(h)	Revenue recognition - continued

Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectability is reasonably assured. The Company does not provide its customers with the right of return (except for quality), price protection, rebates or discounts. There are no customer acceptance provisions associated with the Company’s products, except for quality. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

Certain of the Company’s subsidiaries are subject to value-added tax of 17% on the revenue earned for goods and services sold in the PRC. The Company presents revenue net of such value-added tax which amounted to $99, nil and $1,357 for the years ended December 31, 2006, 2007 and 2008, respectively.

(i)	Shipping and handling costs

Shipping and handling costs are classified as cost of sales for materials purchased and selling expenses for those costs incurred in the delivery of finished products. During the years ended December 31, 2006, 2007, and 2008, shipping and handling costs classified as costs of sales were $593, $523 and $503, respectively. During the years ended December 31, 2006, 2007 and 2008, shipping and handing costs classified as selling expenses were $910, $1,027 and $840, respectively.

(j)	Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products and are expensed as incurred.

(k)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $127, $137 and $132 for the years ended December 31, 2006, 2007 and 2008, respectively.

(l)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see note 11) are charged to the consolidated statement of income as incurred.

(m)	Income taxes

For the year ended December 31, 2006, PRC tax paid by subsidiaries operating in the PRC during the year was recorded as an amount recoverable at the balance sheet date when management had filed or had the definite intention to file an application for reinvestment of profits and a refund was expected unless there was an indication from the PRC tax authority that the refund, or a portion of which, would be refused. For the years ended December 31, 2007 and 2008, tax refund for reinvestment of profits under the capital reinvestment scheme was removed under the new income tax law in the PRC and therefore the PRC tax paid or payable by subsidiaries operating in the PRC during the years ended December 31, 2007 and 2008 was expensed.

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the consolidated financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no material impact resulting from the adoption of FIN 48 on the Company’s consolidated financial statements.

2.	Summary of Significant Accounting Policies - continued
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

The exchange rates between the Hong Kong dollar and the U.S. dollar were approximately 7.7747, 7.7998 and 7.7499 as of December 31, 2006, 2007 and 2008, respectively.

(o)	Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common share that would have been outstanding if the dilutive potential common shares had been issued.

(p)	Stock options

The Company has a stock-based employee compensation plan, as more fully described in note 9(b). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models. If the award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

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

(r)	Comprehensive income (loss)

Accumulated other comprehensive income (loss) represents principally unrealized gains on marketable securities and foreign currency translation adjustments and is included in the consolidated statement of shareholders’ equity.

2.	Summary of Significant Accounting Policies - continued
(s)	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other receivable, entrusted loan receivable, notes payable, short-term bank loans, accounts payable, other payables, dividend payable and entrusted loan payable approximate their fair values due to the short term nature of these instruments. The carrying amount of long term debt also approximates fair value due to the variable nature of the interest calculations.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In October 2008, the FASB issued FASB Staff Position (“FSP”) 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective January 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 for financial assets and financial liabilities did not have a material impact on the Company’s results of operations or the fair values of its financial assets and liabilities.

FSP SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the fiscal year beginning after November 15, 2008. The Company is currently assessing the impact that the application of SFAS 157 to nonfinancial assets and liabilities will have on its results of operations and financial position.

As of December 31, 2007 and 2008, the Company did not have any nonfinancial assets and liabilities that are recognised or disclosed at fair value in the financial statements, at least annually, on a recurring basis.

(t)	Recent changes in accounting standards

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Effective January 1, 2008, the Company adopted SFAS 159, but the Company has not elected the fair value option for any eligible financial instruments as of December 31, 2008.

2.	Summary of Significant Accounting Policies - continued
(t)	Recent changes in accounting standards - continued

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combination” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and non controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS No. 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies", in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 160. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Company is evaluating the impact, if any, of the adoption of FSP SFAS 142-3. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain non forfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 31, 2008. The Company is evaluating the impact, if any, of the adoption of FSP EITF 03-6-1. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

2.	Summary of Significant Accounting Policies - continued
(t)	Recent changes in accounting standards - continued

In November 2008, the FASB ratifies the consensus reached by the Task Force in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF 08-7. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

3.	Inventories
Inventories consist of the following:

At December 31,	2007	2008

Raw materials	$25,262	$16,910
Work-in-progress	3,715	4,351
Finished goods	3,379	6,039

	$32,356	$27,300

4.	Property, Plant and Equipment, net
Property, plant and equipment, net consist of the following:

At December 31,	2007	2008

At cost:
Buildings	$50,266	$50,497
Machinery and equipment	121,009	122,448
Leasehold improvements	27,503	30,782
Furniture and fixtures	2,513	2,631
Automobiles	1,199	1,110
Tools and molds	178	263

Total	202,668	207,731
Less: accumulated depreciation and amortization	(108,682)	(128,192)
Construction in progress	683	28,528

Net book value	$94,669	$108,067

As of December 31, 2008, the Company has entered into commitments for capital expenditure for property, plant and equipment of approximately $21,456, which are expected to be disbursed during the year ending December 31, 2009.

5. Goodwill
A summary of the changes in the carrying value of goodwill, by reporting unit, is as follows:

	CECP	LCDP
	reporting	reporting
	unit	unit	Total

Balance at January 1, 2007	$1,232	$17,244	$18,476
Exchange difference	-	(6)	(6)
Goodwill upon acquisition of additional 1.46% interest in JIC Technology	-	417	417
Goodwill upon acquisition additional 6.18% interest in NTEEP	1,853	-	1,853
Goodwill release related to disposal of 1.41% interest in JIC Technology	-	(310)	(310)
Goodwill release related to disposal of 3.31% interest in NTEEP	(134)	-	(134)

	$2,951	$17,345	$20,296
Impairment loss on goodwill	-	(17,345)	(17,345)

Balance at December 31, 2008	$2,951	$-	$2,951

The Company completed its annual impairment analysis for 2008. The Company performed the first step of its goodwill impairment test for each of its reporting units and determined that the carrying value of the LCDP reporting unit exceeded its fair value due to a combination of factors, including the deteriorating macro-economic environment which resulted in a significant decline in customer demand, intense pricing pressure and increasing competition of LCDP reporting unit. The fair value of the LCDP reporting unit was estimated using a discounted cash flow methodology. Having determined that the goodwill of the LCDP reporting unit was potentially impaired, the Company began performing the second step of the goodwill impairment analysis which involves calculating the implied fair value of its goodwill by allocating the fair value of the reporting unit to all of its assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. Accordingly, the Company recorded a $17,345 goodwill impairment loss on the LCDP reporting unit for the year ended December 31, 2008. No impairment loss was identified in 2006 and 2007.

6. Investments
(a)	Investments in available-for-sale marketable securities

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

In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at RMB4.26 (equivalent to US$0.52) per A-share. The Company’s interest in TCL Corporation was then diluted to 3.69% and represented 95.52 million promoter’s shares of TCL Corporation after its initial public offering. According to Article 147 of the Company Law of the PRC, the Company was restricted to transfer its promoter’s shares within three years from the Establishment Date. The Company was, however, entitled to dividend and other rights similar to the holders of A-shares.

In April 2006, pursuant to the Split Share Structure Reform (“SSR”) of TCL Corporation, the Company’s interest in TCL Corporation was changed from 95,516,112 promoter shares to 80,600,173 A-shares diluting its interest from 3.69% to 3.12%. As a result of the reduction in the number of shares in TCL Corporation, the Company recorded a loss of $1.3 million ($1.9 million before sharing with minority interests). The A-shares became tradable on the Shenzhen Stock Exchange after the expiration of 12 months from April 20, 2006, which was the first trading day after the SSR was formally implemented.

In April 2007, the Company disposed of its entire interest in the A-shares of TCL Corporation through the Shenzhen Stock Exchange. The net proceeds from the disposal were $54 million (net of commission, expenses and stamp duty), resulting in a gain of approximately $43.8 million.

6. Investments - continued
(b)	Investments in Subsidiaries

Subsidiaries

			Percentage of ownership
	Place of	Principal	as at December 31,
	incorporation	activity	2007	2008

Consolidated principal subsidiaries:

Best Whole Holdings Limited	Hong Kong	Investment holding	74.99%	-
JIC Technology	Cayman Islands	Investment holding	74.99%	-
J.I.C. Enterprises (Hong Kong) Limited	Hong Kong	Inactive	74.99%	-
Jetup Electronic (Shenzhen) Co., Ltd. (“Jetup”)	PRC	Manufacturing and trading	73.18%	74.88%
J.I.C. (Macao Commercial Offshore) Company Limited	Macao	Provision of consultancy, administrative and data processing services	74.99%	-
Joy Holdings Limited	BVI	Investment holding	74.99%	-
NTEEP	Cayman Islands	Investment holding	73.18%	74.88%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Holdings Limited (formerly known as First Rich Holdings Limited)	BVI	Investment holding	73.18%	74.88%
Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited	Macao	Provision of consultancy, administrative and data processing services	73.18%	74.88%
Namtai Japan Company Limited	Japan	Provision of sales co-ordination and marketing services	-	74.88%
Nam Tai Investment Limited (formerly known as Top Eastern Investment Limited)	Hong Kong	Investment holding	73.18%	74.88%
Nam Tai Telecom (Hong Kong) Company Limited	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”)	Hong Kong	Inactive	100%	100%
Namtai Electronic (Shenzhen) Co., Ltd. (“NTSZ”)	PRC	Manufacturing and trading	73.18%	74.88%
Namtek Japan Company Limited	Japan	Provision of sales co-ordination and marketing services	74.99%	-
Shenzhen Namtek Co., Ltd. (“Shenzhen Namtek”)	PRC	Software development	74.99%	-
Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron”)	PRC	Manufacturing and trading	73.18%	74.88%
Zastron Precision-Tech Limited (“ZPTL”)	Cayman Islands	Investment holding	73.18%	74.88%
Zastron (Macao Commercial Offshore) Company Limited	Macao	Provision of consultancy, administrative and data processing services	73.18%	74.88%
Wuxi Zastron Precision-Tech Co., Ltd. (formerly known as Zastron Precision-Tech (Wuxi) Co., Ltd.) (“Zastron Tech”)	PRC	Manufacturing and trading	73.18%	74.88%
Wuxi Zastron Precision-Flex Co., Ltd. (formerly known as Zastron Precision-Flex (Wuxi) Co., Ltd.) (“Zastron Flex”)	PRC	Manufacturing and trading	73.18%	74.88%

6. Investments - continued
(b)	Investments in Subsidiaries - continued

Significant transactions
(i)
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

In May, June and July 2008, the Company further acquired a total of 14,986,000 ordinary shares of NTEEP for cash consideration of $2,906 resulting in 74.88% equity interest held in NTEEP as of December 31, 2008.

(ii)
In December 2007, the Company completed its reorganization of internal structure involving its two Hong Kong Stock Exchange (“SEHK”) listed subsidiaries, NTEEP and JIC Technology (“Reorganization”). The purpose of the Reorganization was for the Company to centralize all electronic manufacturing services (“EMS”) business into NTEEP and non-EMS business into JIC Technology. The result was to turn NTEEP into a flagship EMS provider.

Pursuant to the Reorganization, NTEEP acquired 100% equity interests in ZPTL and 100% equity interests in Jetup from the Company while JIC Technology acquired 100% equity interest in both Namtek Shenzhen and Namtek Japan (“Namtek group”).

Upon the completion of the Reorganization, the Company’s effective shareholding in Namtek group increased from 73.18% to 74.99% while the effective shareholding in ZPTL and Jetup decreased from 100% to 73.18%, and 74.99% to 73.18%, respectively. The Company continued to own 73.18% and 74.99% equity interest in NTEEP and JIC Technology respectively as of December 31, 2007.

(iii)
In February 2008, the Company entered into a share purchase agreement with an independent third party, pursuant to which the Company agreed to sell its entire interest in JIC Technology and its subsidiaries to this independent third party for a cash consideration of approximately $51,100. The disposal completed in March 2008 and resulted in a net gain of approximately $20,206. Upon the completion of the disposal, the Company no longer have any equity interest in JIC Technology and its subsidiaries, including the Namtek group.

Retained earnings and reserves

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Please refer to note 12 for further details of the New Law. The New Law became effective from January 1, 2008. Prior to the enactment of the New Law, when dividends are paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $249,720 and $270,509 as of December 31, 2007 and 2008, respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

7. Accrued expenses and other payables
Accrued expenses and other payables consisted of the following:

At December 31,	2007	2008

Accrued salaries	$4,795	$3,661
Accrued bonus	4,278	2,162
Accrued tooling and equipment charges	2,563	2,597
Accrued professional fees	2,919	3,623
Construction payable	-	8,223
Others	7,135	5,701

	$21,690	$25,967

8. Bank Loans and Banking Facilities

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2007 and 2008, these facilities totaled $35,237 and $30,231, of which $30,657 and $30,231 were unused at December 31, 2007 and 2008, respectively. The maturity of these facilities is generally up to 120 days. Interest rates are generally based on the banks’ usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review. The banking facilities are secured by guarantees given by Nam Tai and certain subsidiaries.

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

At December 31,	2007	2008

Trust receipts	$4,580	$-
Usance bills pending maturity	-	-

Total banking facilities utilized	4,580	-

Less: Outstanding letters of credit	-	-

Notes payable and short term bank loans	$4,580	$-

In 2007, Jetup obtained an unsecured three-year term loan with borrowings totaling $2,670 at a rate of 0.55% per annum over three months London Interbank Offered Rate (“LIBOR”), repayable in 12 quarterly instalments of approximately $222 beginning in October 2007. During the year ended December 31, 2008, Jetup early settled such loan; accordingly, no outstanding balance is noted at December 31, 2008. There were no restrictive financial covenants associated with this term loan.

JIC Technology had an unsecured four-year term loan with borrowings in 2004 totaling $7,000 at a rate of 0.75% per annum over three months LIBOR, repayable in 16 quarterly installments. The outstanding balance of the loan at December 31, 2007 was $1,100. In March 2008, the Company disposed of its entire interest in JIC Technology.

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

9. Shareholders’ Equity - continued
(b)	Stock Options - continued

In February 2006, the Board of Directors approved another stock option plan, which was subsequently approved by the shareholders at the 2006 annual general meeting of shareholders, with the same terms and conditions. However, the maximum number of shares to be issued pursuant to exercise of options granted was 2,000,000 shares.

A summary of stock option activity during the three years ended December 31, 2008 is as follows:

		Weighted
		average
	Number of	exercise	Weighted average
	options	price	fair value per option

Outstanding and exercisable at January 1, 2006	1,001,000	$20.45	$6.86
Granted	90,000	22.25	6.64
Exercised	(281,000)	19.35	7.01
Expired	(30,000)	19.40	6.94

Outstanding and exercisable at December 31, 2006	780,000	$21.09	$6.78
Granted	115,000	12.32	2.80
Expired	(600,000)	20.84	6.77

Outstanding and exercisable at December 31, 2007	295,000	$18.19	$5.24
Granted	175,000	10.79	1.34
Expired	(90,000)	21.62	6.95
Canceled	(140,000)	10.51	1.71
Repurchased	(225,000)	15.57	3.62

Outstanding and exercisable at December 31, 2008	15,000	$22.25	$6.64

In October 2008, 225,000 stock options were repurchased and canceled by the Company. The repurchase prices of these options were the same as the fair values of these options calculated on the date of repurchase and the amounts paid for the repurchases were charged to equity.

Details of the options granted by the Company in 2006, 2007 and 2008 are as follows:

Number of		Exercise
options granted	Vesting period	price	Exercisable period

In 2006

90,000	100% vested at date of grant	$22.25	June 9, 2006 to June 8, 2009 (note 1)

In 2007

75,000	100% vested at date of grant	$12.42	June 8, 2007 to June 7, 2010 (note 2)
40,000	100% will vest one year after date of grant	$12.13	May 14, 2008 to May 13, 2011 (note 3)

In 2008

50,000	100% vested at date of grant	$9.86	February 5, 2008 to February 4, 2011 (note 3)
75,000	100% vested at date of grant	$12.03	June 6, 2008 to June 5, 2011 (note 2)
50,000	100% vested at date of grant	$9.86	September 24, 2008 to September 24, 2011 (note 3)
Notes:
1.      75,000 options were repurchased during 2008.
2.      These options were repurchased during 2008.
3.      These options were canceled during 2008.

9. Shareholders’ Equity - continued
(b)	Stock Options - continued

As of December 31, 2008, there was no unrecognized compensation expense related to non-vested stock options granted under the Company’s option plan. The total amount of recognized compensation expense in 2006, 2007 and 2008 were $790, $353 and $955, respectively. The aggregate intrinsic value of options outstanding as of December 31, 2008 was nil.

The following summarizes information about stock options outstanding at December 31, 2008. 15,000 stock options are exercisable as of December 31, 2008.

		Weighted average
	Number	remaining contractual
Weighted average exercise price	of options	life in months

$22.25	15,000	5.3

The weighted average remaining contractual life of the stock options outstanding at December 31, 2006, 2007 and 2008 was approximately 6, 20 and 5 months, respectively. The weighted average fair value of options granted during 2006, 2007 and 2008 was $6.64, $2.80 and $1.34, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2006	2007	2008

Risk-free interest rate	4.96%	4.63% to 5.03%	2.08% to 2.73%
Expected life	3 years	3 to 4 years	3 years
Expected volatility	57.71%	37.22% to 55.09%	35.49% to 38.00%
Expected dividend per quarter	$0.38	$0.21	$0.22
(c)	Share Buy - back

No shares were repurchased during the years ended December 31, 2006, 2007 and 2008.

(d)	Share Redemptions and reinstatement of redeemed shares

On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and canceled 415,500 shares of the Company registered in the name of Tele-Art Inc. (“Tele-Art”) at a price of $3.73 per share for $1,549.

On August 12, 2002, pursuant to its Articles of Association, the Company redeemed and canceled an additional 509,181 shares of the Company beneficially owned by Tele-Art at a price of $6.14 per share for $3,125.

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

Following the November 20, 2006 judgment, the Company received the order from the Privy Council on January 9, 2007 to rectify the share register of Nam Tai by registering such 1,017,149 (after adjustment of the 1 for 10 stock dividend on November 7, 2003) shares (the “Redeemed Shares”) in the name of Bank of China (Hong Kong) Limited (“Bank of China”). In March 2007, the Company issued the 1,017,149 common shares. However, as the court judgement was determined in 2006, the Company accounted for the obligation to reinstate the Redeemed Shares at their fair value (i.e. market closing price) on November 20, 2006, the date of the judgement (see note 15(b)).

10. Earnings Per Share
The calculations of basic earnings per share and diluted earnings per share are computed as follows:

		Weighted
		average number	Per share
Year ended December 31, 2006	Income	of shares	amount

Basic earnings per share	$40,756	43,702,135	$0.93
Effect of dilutive securities - Stock options	-	39,364	-
Effect of reinstatement of redeemed shares	-	116,088	-

Diluted earnings per share	$40,756	43,857,587	$0.93

397,000 options to purchase shares of common stock were excluded in the computation of 2006 diluted earnings per share as their effects were anti-dilutive.

		Weighted
		average number	Per share
Year ended December 31, 2007	Income	of shares	amount

Basic earnings per share	$69,503	44,583,585	$1.56
Effect of dilutive securities - Stock options	-	963	-
Effect of reinstatement of redeemed shares	-	220,150	-

Diluted earnings per share	$69,503	44,804,698	$1.55

220,000 options to purchase shares of common stock were excluded in the computation of 2007 diluted earnings per share as their effects were anti-dilutive.

		Weighted
		average number	Per share
Year ended December 31, 2008	Income	of shares	amount

Basic earnings per share	$30,635	44,803,735	$0.68
Effect of dilutive securities - Stock options	-	2,046	-

Diluted earnings per share	$30,635	$44,805,781	$0.68

15,000 options to purchase shares of common stock were excluded in the computation of 2008 diluted earnings per share as their effects were anti-dilutive.

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

The cost of the Company’s contribution to the staff retirement plans in Macao, Hong Kong and PRC amounted to $1,534, $1,800 and $1,814 for the years ended December 31, 2006, 2007 and 2008, respectively.

12. Income Taxes
The components of income before income taxes and minority interest are as follows:

Year ended December 31,	2006	2007	2008

PRC, excluding Hong Kong and Macao	$23,372	$78,318	$3,055
Hong Kong, Macao and other jurisdictions	23,914	17,487	35,891

	$47,286	$95,805	$38,946

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 17.5% for the years ended December 31, 2006 and 2007 and 16.5% for the year ended December 31, 2008 to the estimated taxable income earned in or derived from Hong Kong during the period, if applicable.

The basic corporate tax rate for Foreign Investment Enterprises (“FIEs”) in the PRC, such as NTSZ, Zastron, Shenzhen Namtek and Jetup (collectively the “Shenzhen PRC subsidiaries”) was 33% (30% state tax and 3% local tax) as of December 31, 2007. However, because all of these PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualified for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen were not assessing any local tax as of December 31, 2007. In 2006, two new FIEs, Zastron Tech and Zastron Flex were established. They are located in Wuxi, Jiangsu Province, the PRC and will involve in production operations in year 2009 or after. They are entitled to an exemption from the enterprise income tax in the PRC for two years commencing from year 2008, following with a 50% relief from enterprise income tax in the PRC for the next three years.

12. Income Taxes - continued

Pursuant to the old PRC Tax Law, for FIEs such as NTSZ, Zastron and Shenzhen Namtek which export 70% or more of the production value of their products, a reduction in the tax rate was available; in all cases apart from the years in which a tax holiday and tax incentive is available, there is an overall minimum tax rate of 10%. The following details the tax concessions received for the Company’s Shenzhen PRC subsidiaries under the old PRC Tax Law:

•
In 2006, NTSZ paid $1,566 and received a tax refund of $746 for being an export-oriented enterprise for the year 2005. In 2007, NTSZ paid $9,145 and received a tax refund of $544 for being an export-oriented enterprise for the year 2006, and $431 from reinvestment of profit for the year 2005. In 2008, NTSZ received a tax refund of $2,045 from profit reinvestment for 2005 and 2006, and $3,568 for being an export-oriented enterprise for year 2007.

•	In 2006, Zastron applied and was waiting for a tax refund for 2005. In 2007, Zastron paid $354 and received a tax refund of $191 and $494 from reinvestment of profits for 2005 and 2006, respectively.

•	In 2006 and 2007, Shenzhen Namtek was entitled to a 5% tax refund for being an export-oriented enterprise.

•
In 2006, Jetup received a tax refund of $211 for being an export-oriented enterprise for 2005. In 2007, Jetup received a tax refund of $137 for being an export-oriented enterprise for the year 2006. Besides, Jetup also received $98 and $258 from reinvestment of profits for the years 2005 and 2006, respectively.

In year 2006, a FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. NTSZ, Zastron and Jetup qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years by their respective holding companies. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2007, tax recoverable under such arrangements was $5,365, which was included in income taxes recoverable and received during 2008.

On March 16, 2007, the PRC promulgated the New Law. Under the New Law which becomes effective from January 1, 2008, inter alia, the tax refund under the capital reinvestment scheme as described above is removed. As a result, for 2007, the Shenzhen PRC subsidiaries have continued to provide enterprise income tax at a tax rate of 10% as discussed above. In addition, under the New Law, all enterprises (both domestic enterprises and FIEs) will have one uniform tax rate of 25%. On December 6, 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for year ended December 31, 2008 and the years ending December 31, 2009, 2010, 2011, 2012 respectively for Shenzhen PRC subsidiaries. In 2007, the deferred tax balance had been adjusted to reflect the tax rates that are expected to apply. Moreover, under the New Law, there is no reduction in the tax rate for FIEs which export 70% or more of the production value of their products with effect from January 1, 2008. As such, the Company does not have any further benefit for 2008 after the implementation of the New Law.

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008.

The limitation of the Company’s obligation for the 5% dividend withholding tax to only those dividends paid out of profits that arose on or after January 1, 2008 is due to guidance issued by the PRC government in February 2008. As such, the Company’s tax provision includes $740 of income tax expense for the 5% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within its PRC subsidiaries as of December 31, 2008.

12. Income Taxes - continued

Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The New Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the New Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Additional guidance is expected to be released by the PRC government in the near future that may clarify how to apply this standard to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of the PRC should be treated as residents for the New Law’s purposes. If one or more of the Company’s legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect the Company’s results of operation.

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2007 and 2008, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2006 to 2008 may be subject to examination by the PRC and Hong Kong tax authorities.

Since the fourth quarter of 2007, the Inland Revenue Department of Hong Kong (“HKIRD”) issued their determination to request NTTC, which has been inactive since 2004, for an additional tax payment which relating to four years of assessment for the taxable years from 1996/1997 to 1999/2000. The total amount involved was approximately $2.9 million.

After consulting Hong Kong tax experts, the Company believes that the position of the HKIRD for the years in questions was incorrect as a matter of law and accordingly, NTTC objected to the HKIRD’s assessment and appealed it to the Hong Kong Board of Review, an independent body established under Hong Kong Inland Revenue Ordinance to hear appeals of HKIRD assessments. In December 2008, the Board of Review dismissed the Company’s appeal.

HKIRD also issued a writ in May 2008, demanding NTTC to pay tax in the amount of approximately $3 million for taxable years from 1997/1998 to 2000/2001. The Company’s defence was struck out by the District Court in Hong Kong.

The Company is currently evaluating various alternatives to these tax proceedings, including seeking reconsideration with the Board of Review of its decisions on appeal or seeking separate judicial review of the HKIRD assessment and the Board of Review’s decision. The Company is also evaluating an alternative of permitting the HKIRD to proceed uncontested against NTTC, forcing its dissolution and liquidation. As NTTC ‘s assets consist only of land and golf club memberships having a book value of approximately $0.3 million at December 31, 2008, the Company believes that if NTTC were liquidated as a result, the financial exposure to the Company is limited and insignificant. Accordingly, no significant provision has been made regarding this assessment in the Company’s consolidated financial statements.

In addition, the HKIRD has made certain estimated assessments for NTGM, in relation to fiscal years 2001 through 2002, for public revenue protection purposes to prevent the assessments, if any, from becoming time barred. The amount of additional tax relating to fiscal years 2001 to 2002 demanded by the Hong Kong tax authorities was approximately $163. The Company and NTGM have objected to these estimated assessments on June 27, 2008 but it was later refused by the Hong Kong tax authorities. On December 17, 2008, the Hong Kong tax authorities issued a Writ of Summons to claim against NTGM for the amount of $172, being tax allegedly due and payable, together with interest, to the Hong Kong tax authorities for the fiscal years 2001 to 2002 through the District Court in Hong Kong. NTGM filed its defence on January 29, 2009. As of March 13, 2009, the date of hearing of this case is not fixed.

The Company has assessed this tax position and believed NTGM has good technical merits. Accordingly, no provision for tax liability in this respect is considered to be necessary.

12.     Income Taxes – continued
The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2006	2007	2008

Current tax	$(377)	$(7,276)	(3,670)
Deferred tax	-	3,246	793

	$(377)	$(4,030)	(2,877)

The Company’s deferred tax assets and liabilities as of December 31, 2007 and 2008 are attributable to the following:

December 31,	2007	2008

Net operating losses	$1,040	$2,860
Obsolete inventories	45	199
Allowance for doubtful accounts	9	5
Property, plant and equipment	3,192	3,546

Total deferred tax assets	4,286	6,610

Less: valuation allowance	(1,040)	(1,831)

Deferred tax assets	3,246	4,779
Deferred tax liability arising from withholding tax on undistributed profits of PRC subsidiaries	-	(740)

Net deferred tax	$3,246	$4,039

Movement of valuation allowance:

December 31,	2006	2007	2008

At the beginning of the year	$1,560	$1,647	$1,040
Current year addition (reduction)	87	(607)	1,227
Disposal of a subsidiary	-	-	(399)
Change in tax rate	-	-	(37)

At the end of year	$1,647	$1,040	$1,831

The valuation allowance as of December 31, 2007 and 2008 was related to net operating losses carried forward that, in the judgment of management, are more likely than not that the assets will be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.
As of December 31, 2006, 2007 and 2008, the Company had net operating losses of $9,410, $5,943 and $3,663, respectively, which may be carried forward indefinitely. As of December 31, 2008, the Company had net operating losses of $11,288 which will expire in the year ending December 31, 2013.
A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes and minority interests in the consolidated statements of income is as follows:

12.     Income Taxes - continued

Year ended December 31,	2006	2007	2008

Income before income taxes and minority interests	$47,286	$95,805	$38,946
PRC tax rate	15%	15%	18%
Income tax expense at PRC tax rate on income before income tax	$(7,093)	$(14,371)	$(7,010)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(149)	132	(71)
Effect of income for which no income tax expense is payable, net	2,709	3,418	7,307
Tax holidays and tax incentives	1,381	3,902	-
Effect of PRC tax concessions, giving rise to no PRC tax liability	1,794	-	-
Effect of change in tax law on deferred tax assets	-	3,246	330
Change in valuation allowance	(87)	607	(1,227)
Deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	-	-	(740)
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Gain on disposal of asset held for sale	1,620	-	-
Exempted interest income	52	124	57
Exempted exchange gain	-	984	1,000
Non-deductible legal and professional fees	(75)	(332)	(146)
Non-deductible impairment loss on goodwill	-	-	(3,122)
Non-deductible and non-taxable other items	(470)	(672)	655
Underprovision of income tax expense in prior years	(67)	(877)	-
Others	8	(191)	90

	$(377)	$(4,030)	$(2,877)

No income tax arose in the United States of America in any of the periods presented.
Additional tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $3,175, $3,902 and nil in the years ended December 31, 2006, 2007 and 2008, respectively (representing a decrease in the basic earnings and diluted earnings per share of $0.07, $0.08 and nil in the years ended December 31, 2006, 2007 and 2008, respectively).
13.     Entrusted loan receivable/payable
During the year ended December 31, 2008, two of the PRC subsidiaries of the Company, NTSZ and Jetup, entered into an entrusted loan arrangement in the amount of $8,199 with a bank, in which NTSZ acts as the entrusting party, the bank acts as the lender and Jetup acts as the borrower (the “Entrusted Loan”). The Entrusted Loan receivable and Entrusted Loan payable cannot be set off and bear interest of 5% per annum and are repayable within one year. The Entrusted Loan is used to finance the operation and working capitals needs of Jetup.

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
The trade receivable balances largely represent amounts due from the Company’s principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. Allowance for doubtful debts was $53 and $25 as of December 31, 2007 and 2008, respectively. There were no other movements in the allowance for doubtful accounts.
15.     Commitments and Contingencies
(a)     Lease commitments
The Company leases premises under various operating leases, certain of which contain contingent escalation clauses whereby the percentage increase is subject to periodic review and agreement between the Company and the lessor. Rental expense under operating leases was $1,855, $1,877 and $1,830 in the years ended December 2006, 2007 and 2008, respectively.
At December 31, 2008, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:
Year ending December 31,

- 2009	$1,848
- 2010	1,874
- 2011	1,636
- 2012	619

$5,977

(b)     Significant legal proceedings
Tele-Art
For a number of years, the Company was involved in litigations against Tele-Art, its initial liquidator and the Bank of China concerning, among things, the priority of claims against Tele-Art’s insolvent estate and the Company’s rights to have redeemed in 1999 and 2002 an aggregate of 1,017,149 (giving effect to the three-for-one stock split and one-for-ten stock dividend that were effected in 2003) of the common shares of the Company beneficially held by Tele-Art in order to satisfy a portion of the Company’s claims against Tele-Art. After several decisions by the courts of the BVI and appeals in these proceedings, judgment was rendered on November 20, 2006 by the Lords of the Judicial Committee of the Privy Council of the United Kingdom, which required the Company to reinstate the 1,017,149 Nam Tai shares that the Company had previously redeemed from Tele-Art and deliver them to Bank of China on account of its secured claim against Tele-Art. For the year ended December 31, 2006, the losses incurred of $14,465 arising from the reinstatement of these shares were determined by taking into account the fair value (i.e. market closing price) of the Company’s shares on November 20, 2006; the estimated costs and expenses of the Bank of China and David Hague (the former liquidator of Tele-Art) that the Company expected would be claimed in connection with the litigation proceedings; and a reversal for the $3,890 provision previously made by the Company in 2003 with respect to these proceedings.

15.     Commitments and Contingencies - continued
(b)     Significant legal proceedings - continued
Tele-Art - continued
The Company had been advised that Bank of China sold 539,830 of the reinstated shares in early September 2007 and applied the proceeds to the secured debt that Bank of China claimed was due to it from Tele-Art. Bank of China had delivered to Tele-Art’s liquidator the 477,319 shares remaining from the reinstated shares it sold (“Remaining Shares”). As at June 30, 2008, all the Remaining Shares were sold and the Company reported a total of approximately $2.9 million as other income in the second quarter of 2008. Total net proceeds from sales of such Remaining Shares were approximately $4.9 million, which together with approximately $300 in cash dividends that had accrued on the shares prior to their sale, were, in addition to the aforementioned payment to the Company, used as follows (amounts are approximate):
•	$200 to satisfy claims of unsecured creditors of Tele-Art other than the Company;
•	$400 to satisfy the claims of Tele-Art’s former liquidator; and
•	$600 in payment of professional fees and expenses, including expenses relating to the sale of the shares, incurred through June 30, 2008.
The Company reserved the balance of the sale proceeds, amounting to $1,100 at June 30, 2008, for on-going legal and professional costs expected after June 2008 in connection with efforts to locate and recover additional assets of Tele-Art’s liquidation estate, if necessary. As of December 31, 2008, such balance was approximately $439.
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
A conference with the court was held on January 17, 2008 wherein the plaintiff indicated that he wished to proceed with his case as an individual, notwithstanding the denial of class certification. On March 17, 2008, the Company settled these remaining individual claims from the plaintiff. In the settlement, the Company denied any wrongdoing or liability and paid no penalty or material amount to settle the litigation, which has been dismissed by the court with prejudice.

16.     Segment Information
The Company operates in three segments: CECP, TCA and LCDP. The CECP segment is focused on the manufacturing of products such as mobile phone accessories, entertainment devices, educational products and optical devices. The TCA segment is focused on subassemblies and components such as LCD modules for telecommunication products, radio frequency modules, digital audio broadcast modules, FPC subassemblies, FPC board, and front light panels and back light panels for handheld video game devices. The LCDP segment is focused on the manufacturing of LCD panels and LCD modules for various electronic appliances. These segments are operated and managed as strategic business units. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.
The following table provides operating financial information for the three reportable segments.
Year ended December 31, 2006

	CECP	TCA	LCDP	Corporate	Total

Net sales - third parties	$178,320	$627,199	$64,655	$-	$870,174
Cost of sales	(148,013)	(582,052)	(53,888)	-	(783,953)

Gross profit	30,307	45,147	10,767	-	86,221
Gain on disposal of asset held for sale	-	-	-	9,258	9,258
Selling, general and administrative expenses	(10,026)	(11,960)	(5,167)	(3,515)	(30,668)
Research and development expenses	(3,285)	(3,064)	(1,517)	-	(7,866)
Losses arising from the judgment to reinstate redeemed shares	-	-	-	(14,465)	(14,465)
Other income (expenses), net	954	577	-	(2,796)	(1,265)
Loss on marketable securities arising from split share structure reform	(1,869)	-	-	-	(1,869)
Interest income	1,638	809	84	6,011	8,542
Interest expense	-	-	(602)	-	(602)

Income (loss) before income taxes and minority interests	17,719	31,509	3,565	(5,507)	47,286
Income taxes	(214)	(85)	(78)	-	(377)

Income (loss) before minority interests and equity in (loss) profit of an affiliated company	17,505	31,424	3,487	(5,507)	46,909
Minority interests	(5,251)	-	(904)	2	(6,153)
Equity in (loss) profit of an affiliated company	-	-	(8)	8	-

Net income (loss)	$12,254	$31,424	$2,575	$(5,497)	$40,756

Year ended December 31, 2007

	CECP	TCA	LCDP	Corporate	Total

Net sales - third parties	$283,757	$413,198	$83,867	$-	$780,822
Cost of sales	(234,729)	(384,443)	(74,632)	-	(693,804)

Gross profit	49,028	28,755	9,235	-	87,018
Selling, general and administrative expenses	(15,269)	(10,831)	(6,331)	(4,119)	(36,550)
Research and development expenses	(4,144)	(3,941)	(1,713)	-	(9,798)
Other income (expenses), net	4,851	561	(121)	(3,072)	2,219
Gain on sales of subsidiaries’ shares	-	-	-	390	390
Gain on disposal on marketable securities	43,815	-	-	-	43,815
Interest income	3,609	1,055	30	4,469	9,163
Interest expense	(24)	-	(452)	24	(452)

Income (loss) before income taxes and minority interests	81,866	15,599	648	(2,308)	95,805
Income taxes	(5,655)	350	1,275	-	(4,030)

Income (loss) before minority interests	76,211	15,949	1,923	(2,308)	91,775
Minority interests	(21,693)	-	(458)	(121)	(22,272)

Net income (loss)	$54,518	$15,949	$1,465	$(2,429)	$69,503

16.     Segment Information - continued
Year ended December 31, 2008

	CECP	TCA	LCDP	Corporate	Total

Net sales - third parties	$271,365	$274,953	$76,534	$-	$622,852
Cost of sales	(221,402)	(259,345)	(71,427)	-	(552,174)

Gross profit	49,963	15,608	5,107	-	70,678
Selling, general and administrative expenses	(14,548)	(10,984)	(6,809)	(3,716)	(36,057)
Research and development expenses	(5,496)	(3,780)	(1,614)	-	(10,890)
Impairment loss on goodwill	-	-	(17,345)	-	(17,345)
Other income (expenses), net	4,429	821	(155)	1,333	6,428
Gain on sales of subsidiaries’ shares	-	-	-	20,206	20,206
Interest income	2,801	785	179	2,517	6,282
Interest expense	-	-	(356)	-	(356)

Income (loss) before income taxes and minority interests	37,149	2,450	(20,993)	20,340	38,946
Income taxes	(4,278)	1,221	180	-	(2,877)

Income (loss) before minority interests	32,871	3,671	(20,813)	20,340	36,069
Minority interests	(5,512)	-	78	-	(5,434)

Net income (loss)	$27,359	$3,671	$(20,735)	$20,340	$30,635

Year ended December 31, 2006

	CECP	TCA	LCDP	Corporate	Total

Depreciation and amortization	$6,484	$8,488	$4,052	$-	$19,024
Capital expenditures	$1,992	$19,864	$1,937	$-	$23,793
Total assets	$181,634	$170,129	$58,172	$119,300	$529,235
Year ended December 31, 2007

	CECP	TCA	LCDP	Corporate	Total

Depreciation and amortization	$6,815	$10,453	$4,230	$3	$21,501
Capital expenditures	$5,609	$4,996	$4,568	$94	$15,267
Total assets	$212,098	$150,963	$64,628	$117,129	$544,818
Year ended December 31, 2008

	CECP	TCA	LCDP	Corporate	Total

Depreciation and amortization	$6,846	$10,558	$4,800	$4	$22,208
Capital expenditures	$1,894	$39,501	$4,040	$-	$45,435
Total assets	$189,889	$164,516	$42,977	$116,679	$514,061
There were no material inter-segment sales for the years ended December 31, 2006, 2007 and 2008.

16.	Segment Information - continued

A summary sets forth the percentage of net sales of each of the Company’s product lines of each segment for the years ended December 31, 2006, 2007 and 2008, is as follows:

Year ended December 31,	2006	2007	2008

Product line

CECP:
- Assembling
- Consumer electronics and communication products	20%	36%	44%
- Software development services	1%	-	-

	21%	36%	44%

TCA	72%	53%	44%

LCDP:
- Parts and components
- LCD products	7%	11%	12%

	100%	100%	100%

A summary of net sales, net income and long-lived assets by geographic areas is as follows:

By geographical area:

Year ended December 31,	2006	2007	2008

Net sales from operations within:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$870,174	$780,822	$622,852
Intercompany sales	418	253	141

	870,592	781,075	622,993

- Intercompany eliminations	(418)	(253)	(141)

Total net sales	$870,174	$780,822	$622,852

Net income within:
- PRC, excluding Hong Kong and Macao	$18,743	$52,338	$(4,542)
- Hong Kong and Macao	22,013	17,165	35,177

Total net income	$40,756	$69,503	$30,635

Year ended December 31,	2006	2007	2008

Net sales to customers by geographical area:
- Hong Kong	$258,774	$255,569	$226,020
- Europe	131,763	128,800	136,888
- United States	76,620	113,352	108,150
- PRC (excluding Hong Kong)	272,916	169,395	86,968
- Japan	19,259	20,827	11,623
- North America (excluding United States)	1,999	11,328	15,775
- Korea	49,434	34,731	9,411
- Other	59,409	46,820	28,017

Total net sales	$870,174	$780,822	$622,852

16.	Segment Information - continued

As of December 31,	2006	2007	2008

Long-lived assets by geographical area:
- PRC, excluding Hong Kong and Macao	$105,123	$98,441	$121,475
- Hong Kong and Macao	271	158	185

Total long-lived assets	$105,394	$98,599	121,660

Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at prices consistent with what the Company would charge third parties for similar goods.

The Company’s sales to customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2006	2007		2008

A	$195,476	$	N/A	$	N/A
B	163,712		157,891		95,508
C	141,977		123,858		102,894
D	N/A		84,555		N/A
E	N/A		N/A		95,911
F	N/A		N/A		65,269

	$501,165		$366,304		$359,582

17.	Subsequent event

In February 2009, the Company announced its intent to seek to privatize NTEEP, a Hong Kong Stock Exchange listed subsidiary in which the Company holds 74.88% of the issued share capital, by making a cash offer aggregating approximately $43,000 for the remaining 25.12% of the issued shares of NTEEP (the “Offer”). Completion of the Offer and the resulting privatization of NTEEP is conditional upon the Company acquiring at least 90% of the NTEEP shares in which it does not own. If that condition is satisfied, the Company intends to exercise compulsory acquisition rights available under the Hong Kong law to acquire any remaining NTEEP shares that it did not acquire in the Offer and then withdraw the listing of NTEEP from the Hong Kong Stock Exchange. It is expected that the results of the Offer will be known around April 2009.

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
STATEMENTS OF INCOME
(In thousands of US dollars)

	Year ended December 31,
	2006	2007	2008

General and administrative expenses*	$(3,459)	$(4,115)	$(2,834)
Other (expense) income, net	(2,798)	(3,078)	1,328
Gain on sales of subsidiaries’ shares	-	390	20,206
Interest income on loan to a subsidiary	-	-	12,146
Losses arising from judgement to reinstate redeemed shares	(14,465)	-	-
Interest income	7,247	4,493	2,517

(Loss) income before income taxes	(13,475)	(2,310)	33,363
Income taxes	-	-	-

(Loss) income before share of net profits (losses) of subsidiaries, net of taxes	(13,475)	(2,310)	33,363
Share of net profits (losses) of subsidiaries, net of taxes	54,231	71,813	(2,728)

Net income	$40,756	$69,503	$30,635

* Amount of share-based compensation expense included in general and administrative expenses	$597	$268	$290

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
BALANCE SHEETS
(In thousands of US dollars)

	December 31,
	2007	2008

ASSETS
Current assets:
Cash and cash equivalents	$74,049	$107,668
Prepaid expenses and other receivables	11	309
Loan to a subsidiary - current	25,953	51,906
Amounts due from subsidiaries	44	12,990

Total current assets	100,057	172,873

Equipments, net	4	3
Loan to a subsidiary - non-current	285,478	259,525
Investments in subsidiaries	(41,992)	(96,928)
Other assets	264	-

Total assets	$343,811	$335,473

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$2,682	$3,355
Dividend payable	9,509	9,857
Amounts due to subsidiaries	1,439	-

Total liabilities	13,630	13,212

Shareholders’ equity:
Common shares ($0.01 par value - authorized 200,000,000 shares)	448	448
Additional paid-in capital	281,895	282,767
Retained earnings	47,846	39,054
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	330,181	322,261

Total liabilities and shareholders’ equity	$343,811	$335,473

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands of US dollars, except share and per share data)

						Accumulated	Total
	Common	Common	Reinstatement	Additional		Other	Share-
	Shares	Shares	of redeemed	Paid-in	Retained	Comprehensive	holders’	Comprehensive
	Outstanding	Amount	shares	Capital	Earnings	Income (Loss)	Equity	Income

Balance at January 1, 2006	43,505,586	$435	$-	$258,167	$50,771	$1,018	$310,391
Shares issued on exercise of options	281,000	3	-	5,436	-	-	5,439
Equity-settled share-based payment	-	-	-	597	-	-	597
Reinstatement of redeemed shares	-	-	17,159	-	-	-	17,159
Net income	-	-	-	-	40,756	-	40,756	$40,756
Share of subsidiaries’ equity transactions:
Equity settled share-based payment	-	-	-	193	-	-	193
Unrealized gain of marketable securities	-	-	-	-	-	8,983	8,983	8,983
Foreign currency translation	-	-	-	-	-	73	73	73

Comprehensive income								$49,812

Cash dividends ($1.52 per share)	-	-	-	-	(66,497)	-	(66,497)

Balance at December 31, 2006	43,786,586	$438	$17,159	$264,393	$25,030	$10,074	$317,094
Reinstatement of redeemed shares	1,017,149	10	(17,159)	17,149	-	-	-
Equity-settled share-based payment	-	-	-	268	-	-	268
Net income	-	-	-	-	69,503	-	69,503	$69,503
Share of subsidiaries’ equity transactions:
Equity settled share-based payment	-	-	-	85	-	-	85
Reserve shared by minority interests	-	-	-	-	(9,052)	-	(9,052)	(9,052)
Unrealized gain of marketable securities	-	-	-	-	-	17,451	17,451	17,451
Disposal of marketable securities	-	-	-	-	-	(27,381)	(27,381)	(27,381)
Foreign currency translation	-	-	-	-	-	(152)	(152)	(152)

Comprehensive income								$50,369

Cash dividends ($0.84 per share)	-	-	-	-	(37,635)	-	(37,635)

Balance at December 31, 2007	44,803,735	$448	$-	$281,895	$47,846	$(8)	$330,181
Equity-settled share-based payment	-	-	-	290	-	-	290
Repurchase of share options	-	-	-	(68)	-	-	(68)
Net income	-	-	-	-	30,635	-	30,635	$30,635
Share of subsidiaries’ equity transaction:
Equity settled share-based payment	-	-	-	650	-	-	650

Comprehensive income								$30,635

Cash dividends ($0.88 per share)	-	-	-	-	(39,427)	-	(39,427)

Balance at December 31, 2008	44,803,735	$448	$-	$282,767	$39,054	$(8)	$322,261

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income	$40,756	$69,503	$30,635

Adjustments to reconcile net income to net cash provided by operating activities:
Share of net (profits) losses of subsidiaries, net of taxes	(54,231)	(71,813)	2,728
Dividend income from subsidiaries	13,596	17,116	26,446
Gain on disposal of subsidiaries	-	(390)	(20,206)
Depreciation	1	1	1
Dividend withheld	-	-	(305)
Loss arising from judgement to reinstate redeemed shares	14,465	-	-
Share-based compensation expenses	597	268	290
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other receivables	(626)	978	(298)
(Decrease) increase in accrued expenses and other payables	(67)	613	173

Net cash provided by operating activities	14,491	16,276	39,464

Cash flows from (used in) investing activities:
Proceeds on disposal of subsidiaries’ shares	-	49,002	50,024
Acquisition of subsidiaries’ shares	(3,130)	(62,755)	(2,906)
Decrease (increase) in amounts due from subsidiaries	41,824	-	(12,946)
Purchase of equipment	-	(3)	-
Decrease (increase) in other assets	143	(25)	264

Net cash provided by (used in) investing activities	38,837	(13,781)	34,436

Cash flows used in financing activities:
Decrease in amounts due to subsidiaries	(8,022)	(1,313)	(1,439)
Proceeds from shares issued on exercise of options	5,439	-	-
Payment for repurchase of share options	-	-	(68)
Dividend paid	(64,215)	(44,765)	(38,774)

Net cash used in financing activities	(66,798)	(46,078)	(40,281)

Net (decrease) increase in cash and cash equivalents	(13,470)	(43,583)	33,619
Cash and cash equivalents at beginning of year	131,102	117,632	74,049

Cash and cash equivalents at end of year	$117,632	$74,049	$107,668

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
NOTE TO SCHEDULE 1
(in thousands of US dollars)
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2008, $270,509 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2006, 2007 and 2008.
During the years ended December 31, 2006, 2007 and 2008, cash dividends of approximately $13,596, $17,116 and $26,446, respectively, were declared and paid by subsidiaries of the Company.