Form 20-F
period 2009-12-31
NAM TAI ELECTRONICS INC
filed 2010-03-16
CIK 829365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission File Number: 001-31583

Nam Tai Electronics, Inc.
(Exact name of registrant as specified in its charter)

British Virgin Islands (Jurisdiction of incorporation or organization) Gushu Industrial Estate, Xixiang, Baoan, Shenzhen, People’s Republic of China (Address of principal executive offices)	Kee Wong, Corporate Secretary
Tele: (852) 2341 0273; Fax (852) 2263 1223
E-mail: lkwong@namtai.com.hk
Units 5811-12, 58/F, The Center,
99 Queen’s Road Central
Central Hong Kong
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
     Securities registered or to be registered pursuant to Section 12(b) of the Act: Common Shares, $0.01 par value per share
     Securities registered pursuant to Section 12(g) of the Act: NONE
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
     As of December 31, 2009, there were 44,803,735 common shares of the registrant outstanding.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
     Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑(1)Yes   ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

(1)	Interactive data filing is not required of registrant until its Annual Report on Form 20-F for the year ending December 31, 2010.

NOTE REGARDING USE OF FORWARD LOOKING STATEMENTS
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
     Note with respect to our use of “Bluetooth”: The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license. Other trademarks and trade names used in this Report, if any, are those of their respective owners.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable to Nam Tai
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable to Nam Tai.
ITEM 3. KEY INFORMATION
     Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected consolidated statements of income data for each of the three years in the period ended December 31, 2009 and the consolidated balance sheets data as of December 31, 2008 and 2009 are derived from our consolidated financial statements and notes thereto included in this Report. The selected consolidated statements of income data for each of the two-year periods ended December 31, 2005 and 2006 and the consolidated balance sheets data as of December 31, 2005, 2006 and 2007 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled “Item 5, Operating and Financial Review and Prospects,” and our consolidated financial statements including the related footnotes which are included in the F pages of this report immediately following page 77.

Selected Financial Information

	Year ended December 31,
	2005	2006	2007	2008	2009
		(in thousands, except per share data)
Consolidated statements of income data:
Net sales — third parties	$791,042	$870,174	$780,822	$622,852	$408,137
Net sales — related party	6,195	—	—	—	—
Total net sales	797,237	870,174	780,822	622,852	408,137
Cost of sales	(704,314)	(783,953)	(693,804)	(552,174)	(367,817)
Gross profit	92,923	86,221	87,018	70,678	40,320
Gain on disposal of asset held for sale	—	9,258	—	—	—
Operating expenses:
General and administrative expenses (1)	(28,071)	(26,203)	(29,986)	(29,112)	(28,393)
Selling expenses (1)	(4,986)	(4,465)	(6,564)	(6,945)	(5,266)
Research and development expenses	(7,210)	(7,866)	(9,798)	(10,890)	(6,273)
Impairment loss on goodwill	—	—	—	(17,345)	—
Losses arising from the judgment to reinstate redeemed shares	—	(14,465)	—	—	—
Total operating expenses	(40,267)	(52,999)	(46,348)	(64,292)	(39,932)
Income from operations	52,656	42,480	40,670	6,386	388
Other (expenses) income — net	(125)	(1,265)	2,219	6,428	(256)
Dividend income received from marketable securities and investment	579	—	—	—	—
Gain on sale of subsidiaries’ shares	10,095	—	390	20,206	—
Gain on disposal of an affiliated company	3,631	—	—	—	—
(Loss) gain on disposal of marketable securities	(3,686)	—	43,815	—	—
Impairment loss on marketable securities	(6,525)	—	—	—	—
Loss on marketable securities arising from split share structure reform	—	(1,869)	—	—	—
Interest income	3,948	8,542	9,163	6,282	818
Interest expense	(438)	(602)	(452)	(356)	(202)
Income before income tax expenses and equity in loss of affiliated companies	60,135	47,286	95,805	38,946	748
Income tax expenses	(651)	(377)	(4,030)	(2,877)	(1,283)
Income (loss) before equity in loss of affiliated companies	59,484	46,909	91,775	36,069	(535)
Equity in loss of affiliated companies	(186)	—	—	—	—
Consolidated net income (loss)	59,298	46,909	91,775	36,069	(535)
Net (income) loss attributable to noncontrolling interests	(7,992)	(6,153)	(22,272)	(5,434)	2,187
Net income attributable to Nam Tai shareholders	51,306	40,756	69,503	30,635	1,652
Earnings per share:
Basic	$1.19	$0.93	$1.56	$0.68	$0.04
Diluted	$1.19	$0.93	$1.55	$0.68	$0.04

	At December 31,
	2005	2006	2007	2008	2009
		(in thousands, except per share data)
Consolidated balance sheets data:
Cash and cash equivalents	$213,843	$221,084	$272,459	$237,017	$182,722
Fixed deposits maturing over three months	—	—	—	—	12,903
Working capital (2)	234,674	238,105	266,306	239,037	197,718
Land use right and property, plant and equipment, net	100,741	105,394	98,599	121,660	121,406
Total assets	520,011	529,235	544,818	514,061	403,924
Short-term debt, including current portion of long-term debt	9,400	6,266	6,570	8,199	—
Long-term debt, less current portion	2,850	1,100	1,558	—	—
Total debt	12,250	7,366	8,128	8,199	—
Total Nam Tai shareholders’ equity (3)	310,391	317,094	330,181	322,261	326,410
Common shares	435	438	448	448	448
Total dividend per share	1.32	1.52	0.84	0.88	—
Total number of common shares issued	43,506	43,787	44,804	44,804	44,804
Total number of common shares to be issued	—	1,017	—	—	—

(1)	The Company’s consolidated statements of income for years prior to 2009, as originally published, combined general and administrative expenses and selling expenses as a single line item labeled “Selling, general and administrative expenses”. In the above presentation of Selected Financial Data and in the Company’s consolidated financial statements included in this Report, such expenses have been presented separately to conform to the 2009 presentation.

(2)	Working Capital represents the excess of current assets over current liabilities

(3)	Noncontrolling interests for 2005, 2006, 2007 and 2008 have been reclassified as equity in accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10-45-16 “Consolidated-Overall-Other Presentation Matter-Noncontrolling Interest in a Subsidiary.”

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
     Historically, a substantial percentage of our sales have been made to a small number of customers. During the years ended December 31, 2007, 2008 and 2009, sales to our customers accounting for 10% or more of our net sales for those years aggregated approximately 46.9%, 57.7% and 63.3%, respectively, of our net sales. During these same years, sales to our 10 largest customers accounted for 84.4%, 85.5% and 86.2%, respectively, of our net sales. We currently depend, and expect to continue to depend, upon a relatively small number of customers for significant percentages of our net revenue and upon their growth, viability and financial stability. If our customers, particularly our major customers, experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the electronic manufacturing services, or EMS, that we provide to these customers could be curtailed or possibly even terminated. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size.
     In addition, we generate significant account receivables in connection with the EMS we provide to our customers. If one or more of our customers were to become insolvent or otherwise were unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or more of the following: a further decline in revenue or net income, a charge for bad debts, a charge for inventory write-offs, a decrease in inventory turns, an increase in days in inventory and an increase in days in accounts receivable.
The continuing global economic weakness has adversely affected our revenues, net income and financial condition and can be expected to continue to do so until economic conditions improve.
     Our industry’s revenue declined in mid-2001 as a result of significant cut backs in customer production requirements, which was consistent with the overall global economic downturn then affecting the world-wide economic climate. Another significant decline occurred beginning in 2008 and continues as consumers and businesses have postponed spending in response to job losses, tighter credit, negative financial news, declines in income or asset values and general uncertainty about global economic conditions. The continuing global economic weakness negatively impacted our operating results beginning in the second half of 2008 and continued through our year ended December 31, 2009. The instability of the markets and weakness of the global economy could continue to effect adversely
•	the demand for our customers’ products,

•	the amount, timing and stability of their orders to us,

•	the financial strength of our customers and suppliers,

•	their ability or willingness to do business with us,

•	our willingness to do business with them,

•	our suppliers’ and customers’ ability to fulfill their obligations to us,

•	the ability of our customers, our suppliers or us to obtain credit, secure funds or raise capital, and

•	the prices at which we can sell our products and services.
     In the prevailing uncertain economic environment, we cannot predict with reasonable accuracy future levels of demand for our customers’ electronics products and therefore cannot predict with reasonable accuracy the future level of demand for our services in manufacturing them. If prevailing economic conditions continue to persist or worsen, our ability to manage inventory levels effectively and collect our receivables could be impaired, our need for cash could increase, and our net revenue, gross margins or results of operations could continue to suffer.
Our quarterly and annual operating results are subject to significant fluctuations as a result of a wide variety of factors.
     Substantially all of our sales are made on purchase order bases, and we are not always able to predict with certainty the timing or magnitude of these orders, especially under the current economic global downturn situation. We cannot guarantee that we will continue to receive any orders from our customers, and our net sales will be harmed if we are unable to obtain a sufficient number of orders from, perform a sufficient number of EMS for, or ship a sufficient number of products to, customers in each quarter. In addition, our customers may cancel, change or delay product purchase orders with little or no advance notice to us. Also, we believe customers may be increasing the number of vendors upon which they rely for manufacturing. Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our business and operating results during any period. This could result from any one or a combination of factors, such as:
•	the timing, cancellation or deferral of orders;

•	adverse changes in global economic conditions, particularly those affecting the electronics industry;

•	the level of capacity utilization of our manufacturing facilities and associated fixed costs;

•	the composition of the costs of revenue between materials, labor and manufacturing overhead;

•	changes in demand for our products or services;

•	changes in demand in our customers’ end markets, which affect the type of product and related margins;

•	our customers’ announcement and introduction of new products or new generations of products;

•	the efficiencies we achieve in managing inventories and fixed assets;

•	the degree to which we are able to utilize our available manufacturing capacity;

•	long, national official, seasonal breaks in the PRC, such as the Chinese New Year holidays in our first quarter and the National Day Golden week in our fourth quarter, during which our ability to manufacture products, obtain components and materials from suppliers and receive and process orders from customers are adversely affected;

•	fluctuations in materials costs and availability of materials;

•	the life cycles of our customers’ products;

•	variability in our manufacturing yields;

•	long lead times and advance financial commitments for our factories and equipment expenditures;

•	long lead times and advance financial commitments for components required to complete anticipated customer orders;

•	our effectiveness in managing manufacturing processes, including, interruptions or slowdowns in production and changes in cost and availability of components;

•	changes in the specific products or quantities our customers order;

•	extended payment terms demanded by our major customers which, for competitive reasons, we choose to accommodate and result in longer periods for us to receive payment and increase our accounts receivable;

•	customer insolvencies resulting in bad debt or inventory exposures that are in excess of our reserves;

•	charges to our operating results because of impairments to the values of long-lived assets or goodwill carried on our balance sheet; and

•	price reductions caused by competitive pressure.
     The volume and timing of orders received during a quarter have been, even in normal economic climates, difficult to forecast and fluctuate as a consequence of variation in demand for our customers’ products; our customers’ attempts to manage their inventory; electronic design changes; changes in our customers’ manufacturing strategies; and acquisitions of or consolidations among our customers. Customers generally order based on their forecasts. Further, we do not typically operate with any significant backlog in orders, and this makes it difficult for us to forecast our revenues, plan our production and allocate resources for future periods (including for our capital expenditures). If demand falls below such forecasts or if customers do not control inventories effectively, they may reduce, cancel or postpone shipments of orders.
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
     Although there are certain barriers to entry into the EMS industry, including technical expertise, substantial capital requirements, difficulties relating to building customer relationships and a large and loyal customer base, the barriers to entry are comparatively low and we are aware that manufacturers in Hong Kong and China may be developing or have developed the required technical capability and customer base to compete with our existing business.
     Competition in the EMS industry is intense, characterized by price erosion, rapid technological change and competition from major international companies. This intense competition has resulted in pricing pressures and a lower gross margins percentage in certain years. Our gross margin percentage in 2009 matched our lowest gross margin percentage during the last five years. Our gross margin percentage during each of the five years in the period ended December 31, 2009 is shown in the chart below.
In the future, we may not be able to improve on, or even maintain, our gross margin percentage at the level of 2009.
     In addition, consolidation in our industry results in larger and more geographically diverse competitors, which have significant combined resources with which to compete against us, may permit the competitors involved to devote significantly greater resources to the expansion of EMS that they offer and the marketing of existing competitive services to their larger installed customer bases or to new customers attracted to larger global manufacturing organizations. We expect that competition will increase because of these and other industry consolidations and alliances, as well as the emergence of new competitors.
     If, as a result of these competitive forces, we are compelled to continue to lower our unit prices and are unable to offset the general trend of decreases in gross margins percentage by increasing our sales volumes, our gross margins percentage will continue to decline, our financial position may be harmed and our stock price may fall.
We may not be able to compete successfully with our competitors, many of which have substantially greater resources than we do. We will face intense competition when we soon begin large-scale production of flexible printed circuit, or FPC, boards and FPC subassemblies.
     The electronic manufacturing services we provide are available from many independent sources as well as from our current and potential customers with in-house manufacturing capabilities. The following table identifies those companies, which we believe are our principal competitors (listed alphabetically) by category of products or services we provide:

Product/Service	Competitor
EMS	• Celestica, Inc.
• Flextronics International Ltd.
• Hon Hai Precision Industry Co., Ltd.
• Jabil Circuit, Inc
• Sanmina-SCI Corporation

Image capturing devices and their modules	• Altus Technology Inc (controlled by Foxconn)
• Lite-On Technology Corporation
• Logitech International S.A.
• The Primax Group

Product/Service	Competitor
Mobile phone accessories	• Balda-Thong Fook Solutions Sdn., Bhd.
• Celestica, Inc.
• Elcoteq Network Corp.
• Flextronics International Ltd.
• Foster Corporation
• Foxlink Group
• Merry Electronics Co. Ltd.
• WKK International (Holdings) Ltd.

RF modules	• Wavecom SA
• WKK International (Holdings) Ltd.

Liquid crystal display, or LCD, panels	• Elec & Eltek International Holdings Limited
• Truly International Holdings Ltd.
• Varitronix International Ltd.
• Yeebo (International) Holdings Ltd.

Telecommunication subassemblies and components	• Flextronics International Ltd.
• LG. Philips LCD Co., Ltd.
• Samsung Electronics
• Varitronix International Ltd.

Consumer electronic products (calculators, personal organizers and linguistic products)	• Computime Limited
• Inventec Co. Ltd.
• Kinpo Electronics, Inc.
• VTech Holdings Limited

FPC boards	• Ichia Technologies Inc
• Nitto Denko (HK) Ltd.
• NOK Corporation
• Sony Chemical & Information Device Ltd.
     Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do and consolidations among our competitors could result in even larger competitors emerging. As a result, we may be unable to compete successfully with these organizations in the future.
     We expect to begin large-scale production of FPC boards and FPC subassemblies in the first half of 2010. We face intense competition from large FPC board manufacturers located in Taiwan, China, Korea, Singapore, North America, Japan and Europe such as NOK Corporation, Sony Chemical & Information Device Ltd., Nitto Denko (HK) Co. Ltd and Ichia Technologies Inc as well as from large, established EMS providers, such as Flextronics International Ltd. and Foxconn Electronics, Inc., that have developed or acquired, or, like we have, are developing their own FPC manufacturing capabilities, and have extensive experience in electronics assembly. Furthermore, many companies in our target customer base are moving the design and manufacturing of their products to OEM, original engineering manufacturers, in Asia. Such competition could pressure us to provide discounts or lower prices to gain or maintain market share, which could adversely affect our margins and the profitability of our FPC business and could adversely affect our operating results as a whole. In addition, if we are unable to capture significant original design manufactures (“ODMs”) as customers, we may be unable to sustain or grow our FPC business.
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
We may be required to write down our long-lived assets and a significant impairment charge would adversely affect our operating results.
     At December 31, 2009, we had $121.4 million in long-lived assets on our balance sheet. The valuation of our long-lived assets requires us to make assumptions about future sales prices and sales volumes for our products. Our assumptions are used to forecast future undiscounted cash flows. Given the current economic environment, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in the periods and year in which the charge is incurred.
The PRC’s labor law could penalize Nam Tai if it needs to make additional workforce reductions.
     In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employee at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau, Although we have successfully reduced our headcount from various of our operating subsidiaries by approximately 1,900 in 2009 in response to the current economic downturn, we may incur much higher costs under China’s labor laws if we are forced to downsize further and accordingly, this new labor law may exacerbate the adverse effect of the economic environment on our financial results and financial condition.
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
     During the year ended December 31, 2009, approximately 65.3% of our sales were derived from subassemblies and components for mobile phones and mobile phone accessories. Accordingly, any fluctuations in the size of the mobile phone market, market trends, increased competition or pricing pressure of mobile phone industry may affect our business and operating results. For example, the mobile phone industry has been experiencing rapid growth, particularly from emerging economies such as India and China. The growth in these markets, however, does not necessarily translate into increased margins or growing profits as mobile phones sold in developing countries are typically stripped down to basic features and sold for low prices. Competition in developing markets is fierce, even more intense than in countries with advanced economies. Accordingly, we expect that our margins and profitability of the components and assemblies we manufacture for use in mobile phones that our customers target for emerging economies to continue to undergo severe pricing pressures, resulting in lower margins on these products than those we have experienced historically.
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
     As of December 31, 2009, approximately 99.9% of the net book value of our total property, plant and equipment was located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, China and Southeast Asia. Our international operations are subject to significant political and economic risks and legal uncertainties, including:
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
     Historically, our sales and operating results have been affected by seasonality. Sales of products and components related to mobile phones have generally been lower in the first quarter after peaking fourth quarter. Sales of educational products and home entertainment devices are often higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, orders for consumer electronics products have historically been lower in the first quarter from both the closing of our factories in China for the Lunar New Year holidays and the general reduction in sales following the holiday season. These sales patterns may not be indicative of future sales performance in future. For example, in 2009 as a result of the prevailing economic turmoil, many of our consumer products customers either postponed or cancelled orders that had been scheduled for delivery for the Christmas holidays, which based on our historical seasonal patterns was unusual.

     The long, national official, seasonal breaks in the PRC, such as the Chinese lunar New Year holidays occurring in our first quarter, and the National Day Golden week occurring in our fourth quarter, typically affects adversely our ability to manufacture products, obtain components and materials from suppliers and receive and process orders from customers and accordingly our results of operations during these period can be expected to suffer.
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
Changes to PRC tax laws and heightened efforts by the China’s tax authorities to increase revenues have subjected us to greater taxes.
     Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the Chinese government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, , as a foreign invested enterprise, or “FIE”, located in Shenzhen of the PRC, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, apart from those qualified as high-tech enterprises, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25% in year 2012 and afterward. For information on the new EIT rates as announced by the PRC’s State Council for the transition period until year 2012, please see the table in Item 5, Operating and Financial Review and Prospects in this Report. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.
We appear to have been a passive foreign investment company for 2009 and based on our current operations and market conditions, we may be a passive foreign investment company for 2010, which could result in adverse U.S. federal income tax consequences to some U.S. investors.
     Based upon an analysis of the book value of our assets and the total market value, or market cap, of our shares at the end of each quarter during 2009, we appear to be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The determination of whether we are a PFIC in any taxable year is made on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of our gross income for such taxable year is passive income, or (ii) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income (the “PFIC asset test”). Accordingly, we could be classified as a PFIC.
     We have not conducted an appraisal of the actual fair market value of our assets. If we conducted such appraisal, it might not result in a fair market value of our assets being sufficiently greater than the aggregate value of our market cap to avoid our classification as a PFIC, and, even if it did so result, such appraisal may not be enough to establish to the satisfaction of the IRS that the fair market value of our assets was sufficiently greater than the aggregate value of our market cap in order to avoid our classification as a PFIC. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2009 or in any other taxable year, U.S. investors who owned our common shares generally would be subject to increased U.S. tax liabilities and reporting requirements, and pledges of our common shares would be considered sales for U.S. federal income tax purposes.
     Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences of from the classification as a PFIC see “Taxation — United States Federal Income Tax Consequences beginning on page 66 of this Report.
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

Changes in currency exchange rates involving the Japanese yen or RMB have and could continue to significantly affect our financial results.
     Our financial results have been affected by currency fluctuations, resulting in total foreign exchange gains or losses during each of our three fiscal years in the period ended December 31, 2009 as indicated in the following chart:
     We sell most of our products in U.S. dollars and pay our expenses in U.S. dollars, Japanese yen, Hong Kong dollars and RMB. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk presently results from our costs and expenses we pay, and material purchases we make, in Japanese yen and expenses we pay in RMB.
     Approximately 11%, 16% and 18% of our total costs and expenses and 8%, 12% and 14% of our material costs were in Japanese yen during the years ended December 31, 2007, 2008 and 2009, respectively, but sales made in Japanese yen accounted for only 7%, 9% and 12% respectively, of our total net sales for each of the three years in the period ended December 31, 2009. Fluctuations in the exchange rate of the Japanese yen to the U.S. dollar affect our gross margins and financial results. For example, during the year ended December 31, 2008, the exchange rate of the Japanese yen to the U.S. dollar fluctuated above the rate at December 31, 2007, increasing approximately 24% from the level at the end of December 31, 2007. During the year ended December 31, 2009, the reverse occurred as the exchange rate of the Japanese yen to the U.S. dollar fluctuated below the rate at December 31, 2008, decreasing approximately 2.9% from the level at the end of December 31, 2008. These fluctuations resulted in an increase in our material costs during 2008 and a decrease in our material costs during 2009. However, the fluctuations did not have a material net impact on our financial results for either 2008 or 2009. A future appreciation of the Japanese yen against the U.S. dollar would increase our costs when translated into U.S. dollars and could adversely affect our margins and financial results unless we made sufficient sales in Japanese yen to offset against material purchases we made in Japanese yen.
     Approximately 13%, 16% and 18% of our total costs and expenses and 4%, 6% and 9% of our material costs were in RMB during the years ended December 31, 2007, 2008 and 2009, respectively. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximate 1.9% appreciation in the value of the RMB against the U.S. dollars at the end of 2005 from the July 21, 2005. The following chart illustrates the fluctuations of the RMB to the US dollar by showing the exchange ratio at the end of each quarter in the period from July 21, 2005 to December 31, 2009.

(1)	RMB (yuan) to US dollar data presented in this chart were derived from the historical currency converter available at http://forex-history.net.

(2)	If the end of a quarter fell on a Saturday or Sunday, datum is provided as of the previous Friday.
     At the end of each of the three years after 2005, the RMB appreciated from the exchange ratio at the beginning of the year: approximately 3.3% at the end of 2006, approximately 6.4% at the end of 2007 and approximately 6.6% at the end of 2008.
     The exchange ratio of RMB to the US dollar was 1:6.823 at December 31, 2008 compared to 1:6.827 at December 31, 2009, indicating that there was virtually no change in the exchange ratio during 2009. The US dollar actually appreciated to the RMB, albeit very slightly, from December 31, 2008 to December 31, 2009, reversing the trend of RMB to US Dollar appreciation that has occurred since July 21, 2005. However, because of the prevailing global economic recession, it is uncertain whether the relative stability in the currency exchange rates experienced during 2009 can be expected to continue following an economic recovery. In any event, if the RMB resumes its appreciation to the U.S. dollar, our operating costs would increase and our financial results would be adversely affected.
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
We are exposed to intangible asset risk
     We have recorded intangible assets, which are mainly represented by goodwill, which are attributable to business acquisitions and reorganization. We are required to perform goodwill impairment test at least on an annual basis and whenever events or circumstances indicate that the carrying value may not be recoverable from estimated future cash flows. In 2008, after performing an impairment analysis, we have written off about $17.3 million goodwill in the fourth quarter. As of December 31, 2009, goodwill with approximately $3.0 million remains on our books, which continues to be subject to annual and periodic evaluations. We may determine that further write-down may be necessary, which could adversely affect to our operating results and financial position.

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
     On February 28, 2010, members of our senior management and Board of Directors as a group beneficially owned approximately 24.6% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.
Implementation of a new enterprise resource planning system could disrupt our operations and cause unanticipated increases in our costs.
     During 2008 and 2009, several of our subsidiaries that are engaged in manufacturing began installing a new enterprise resource planning, or ERP, software system which the Company acquired from SAP Hong Kong Co., Ltd. The ERP software system includes related integrated applications for managing worldwide procurement and logistics business processes, customer relationships, product life-cycle and supplier relationships.
     We have invested, and will continue to invest, significant capital and human resources in the implementation of the ERP system, which may be disruptive to our underlying business. Any disruptions, delays or deficiencies in the design and implementation of the new ERP system, particularly any disruptions, delays or deficiencies that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations, file SEC reports in a timely manner and otherwise run our business. Further, as we are dependent upon our ability to gather and transmit accurate information to key decision makers, our business, results of operations and financial condition may be materially and adversely affected if our database infrastructure does not allow us to transmit accurate information, even for a short period of time. Even if we do not encounter these adverse effects, the implementation of the new ERP system may be much more costly than we anticipated. If we are unable to successfully implement the new ERP system as planned during 2010, our financial position, results of operations and cash flows could be negatively impacted.
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
     We are a British Virgin Islands holding corporation with subsidiaries in Hong Kong and China. Substantially, all of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC or Hong Kong, and substantially all of the assets of these persons are located within the PRC or Hong Kong. It may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon our directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.
     No treaty exists between Hong Kong or the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due if:
•	the judgment is for a liquidated amount in a civil matter;

•	the judgment is final and conclusive;

•	the judgment is not, directly or indirectly, for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given);

•	the judgment was not obtained by actual or constructive fraud or duress;

•	the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands;

•	the proceedings in which the judgment was obtained were not contrary to natural justice (i.e. the concept of fair adjudication);

•	the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands;

•	the person against whom the judgment is given is subject to the jurisdiction of the Hong Kong or the British Virgin Islands court; and

•	the judgment is not on a claim for contribution in respect of damages awarded by a judgment, which does not satisfy the criteria stated previously.
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
We incurred substantial expenses and costs in privatizing Nam Tai Electronic & Electrical Products Limited. It may require a number of years to realize the benefits from owning 100 percent of NTEEP.
     In November 2009, we successfully completed the privatization of Nam Tai Electronic & Electrical Products Limited, or NTEEP, by tendering for and acquiring the 25.12 percent of NTEEP that we did not previously own, i.e., NTEEP’s noncontrolling shares, resulting in NTEEP becoming our wholly-owned subsidiary. During the year ended December 31, 2009, we expended approximately $44.3 million to acquire NTEEP’s noncontrolling shares, including approximately $900,000 in professional fees and related expenses. We financed these expenditures with internally generated funds.
     Although we expect that our future financial results will benefit by our acquisition of the outstanding noncontrolling shares of NTEEP because of cost savings and the elimination of sharing of NTEEP’s profits with the noncontrolling shareholders, the primary benefit expected on our financial results will occur only to the extent NTEEP’s operations remain profitable. Even if NTEEP’s future operating results remain profitable, a number of years may be required before the net income from NTEEP’s operations that was attributable to the noncontrolling interests that we acquired and the overhead costs saved from NTEEP’s privatization total to an amount that equals the costs and expenses of acquiring that interest.
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
     Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. See footnote * on page 53 of this Report for information and risks associated with disclosures we have made in this Report or may make in our proxy statements regarding compensation we have paid to our directors and senior managers on an individual basis.
We have determined not to pay dividends in 2010 and may not pay dividends in the future.
     Although we had a long history of dividend payment before 2009, we may not be able to declare them or may decide not to declare them in the future. For example, in February 2009, our board of directors determined not to declare dividends in 2009 and in February 2010 our board determined not to declare dividends in 2010. These decisions were made in order to maintain cash reserves during the continuing economic turmoil. If dividends are to be declared in the future, we will determine the amounts and when they are to be declared. Even if dividends are declared in the future, we may not continue them in any future period.
Payment of dividends by our subsidiaries in the PRC to our subsidiaries outside of the PRC and to us, as the ultimate parent, is subject to restrictions under PRC law. If we determine to resume our payment of dividends to our shareholders, the PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate our ability to ever pay them again.
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
     Prior to the EIT law, which became effective on January 1, 2008, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC, such as was the case when our PRC subsidiaries distributed portions of their earnings to our subsidiaries outside of the PRC. However, under the new EIT Law, dividends payable to foreign investors which are derived from sources within the PRC will be subject to income tax at the rate of 5% to 15% by way of withholding unless the foreign investors are companies incorporated in countries which have tax treaty agreements with the PRC and then the rate agreed by both parties will be applied. For example, under the terms of a tax treaty between Hong Kong and the PRC that became effective in December 2006, distributions from our PRC subsidiaries to our Hong Kong subsidiary, will be subject to a withholding tax at a rate ranging from 5% to 10%, depending on the extent of ownership of equity interests held by our Hong Kong subsidiary in our PRC enterprises. As a result of this new PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises will be reduced. Since we derive most of our profits from our subsidiaries in PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, force us to reduce, or possibly eliminate, the dividends we have paid to our shareholders historically. For this reason, or other factors, we may decide not to declare dividends in the future. If we do pay dividends, we will determine the amounts when they are declared and even if we do declare dividends in the future, we may not continue them in any future period.
ITEM 4. INFORMATION ON THE COMPANY
Corporate Information
     Nam Tai Electronics, Inc. was founded in 1975 and moved its manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, China in order to capitalize on opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). Our principal manufacturing and design operations are currently based in Shenzhen, China, approximately 30 miles from Hong Kong. Our PRC headquarters are located in Shenzhen, China. Certain of our subsidiaries’ offices are located in Hong Kong, which provide us access to Hong Kong’s infrastructure of communication and banking facilities. Our corporate administrative matters are conducted in the British Virgin Islands through our registered agent, McNamara Corporate Services Limited, McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. In 1978, Mr. Koo, the founder of the Company, began recruiting operating executives from the Japanese electronics industry. These executives brought years of experience in Japanese manufacturing methods, which emphasize quality, precision, and efficiency in manufacturing. Senior and middle management currently include Japanese professionals who provide technical expertise and work closely with both our Japanese component suppliers and customers.
Major Events during 2009 to Date
Developments in Planned Expansion
     In 2009, we completed the construction of a new factory in Wuxi, Jiangsu Province, near the East Coast of China, approximately 80 miles Northwest of Shanghai. We built this plant to manufacture FPC boards followed by FPC subassemblies and then other electronic products and assemblies such as LCD modules. We expect to begin mass production of FPC boards at our Wuxi factory in the first half of 2010. Because of the current economic global downturn, our current plan is to postpone construction of two other new manufacturing facilities in Shenzhen Guangming and in Wuxi until business conditions improve to a point when believe that demand for our products justifies construction of additional facilities.
2009 Privatization of NTEEP
     In February 2009, Nam Tai announced its intent to seek to privatize NTEEP, its Hong Kong Stock Exchange-listed subsidiary (Stock Code: 2633), in which it held 74.88% of the issued share capital, by making a cash offer (“Nam Tai’s first offer”) aggregating approximately $43 million for the shares of NTEEP it did not own, i.e., NTEEP’s noncontrolling shares. Completion of Nam Tai’s first offer was conditioned upon Nam Tai acquiring at least 90% of the NTEEP’s noncontrolling shares. Nam Tai’s first offer was declared unsuccessful because as of the closing date Nam Tai had received only approximately 88.5% of NTEEP’s noncontrolling shares. Shortly thereafter, however, complaints were received from certain of NTEEP’s shareholders that indicated that additional NTEEP’s noncontrolling shares, enough to satisfy the 90%-condition of Nam Tai’s first offer, had not been tendered because of broker omission and miscommunication from the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Accordingly, after efforts to reopen Nam Tai’s first offer were exhausted unsuccessfully, Nam Tai sought and obtained permission from the applicable Hong Kong regulatory authorities to make a second offer (“Nam Tai’s second offer) to privatize NTEEP.
     In June 2009, Nam Tai made its second offer, offering approximately $43.5 million in cash for the outstanding shares of NTEEP’s noncontrolling shares. As was the case for Nam Tai’s first offer, completion of Nam Tai’s second offer and the resulting privatization of NTEEP were conditional upon Nam Tai receiving tenders totaling at least 90% of the NTEEP’s noncontrolling shares. As of the closing date in late July 2009 of Nam Tai’s second offer, tenders of approximately 96% of NTEEP’s noncontrolling shares had been received by Nam Tai.
     During the period from the closing date of Nam Tai’s second offer and mid-November 2009, Nam Tai exercised the compulsory acquisition rights available under Hong Kong law to acquire the remaining NTEEP’s noncontrolling shares that were not tendered in Nam Tai’s second offer and that process was completed on November 12, 2009. NTEEP’s shares were withdrawn from listing on the Hong Kong Exchange on November 13, 2009. As a result of Nam Tai’s second offer and the compulsory acquisition process that followed, NTEEP became a wholly-owned subsidiary of Nam Tai.
     During the year ended December 31, 2009, the Company expended approximately $44.3 million to acquire NTEEP’s noncontrolling shares, including approximately $900,000 in professional fees and related expenses in connection with the first and second offers and the ultimately successful privatization of NTEEP. Nam Tai financed these expenditures with internally generated funds.
Organizational Structure
     On November 12, 2009, Nam Tai completed the privatization of NTEEP by tendering for and acquiring the 25.12 percent of NTEEP that Nam Tai did not previously own, resulting in NTEEP becoming a wholly-owned subsidiary of Nam Tai. For additional information on Nam Tai’s privatization NTEEP, see Item 4. “Information on the Company — Major Events During 2009 to Date — 2009 Privatization of NTEEP” immediately above.
Structure at December 31, 2009
     The chart on the next page shows our organizational structure of our principal operating subsidiaries at December 31, 2009.

NAM TAI ELECTRONICS, INC.
(incorporated in the British Virgin Islands and listed on the New York Stock Exchange in the USA)
NYSE: NTE
100%
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
(incorporated in the Cayman Islands)
100%
100%
NAM TAI HOLDINGS LIMITED
(Incorporated in the British Virgin Islands)
100%
NAMTAI ELECTRONIC (SHENZHEN) CO., LTD.
(Incorporated in the PRC)
NAM TAI INVESTMENT LIMITED
(Incorporated in Hong Kong)
100%
100%
100%
100%
JETUP ELECTRONIC (SHENZHEN) CO., LTD.
(Incorporated in the PRC)
ZASTRON ELECTRONIC (SHENZHEN) CO., LTD.
(Incorporated in the PRC)
WUXI ZASTRON PRECISION-TECH CO., LTD.
(Incorporated in the PRC)
WUXI ZASTRON PRECISION-FLEX CO., LTD.
(Incorporated in the PRC)

Restructuring in Process
     The equity interests of Jetup and Zastron Shenzhen were transferred from Nam Tai Investment Limited to Namtai Shenzhen in January 2009. Thereafter, we applied to the Chinese government (i) to merge Jetup into Zastron Shenzhen and (ii) to merge Wuxi Zastron Tech into Wuxi Zastron Flex. Upon completion of these mergers, which we expect to be completed in the first half of 2010, Jetup and Wuxi Zastron Tech will cease to exist, and their assets, liabilities and operations will be transferred to Zastron Shenzhen and Wuxi Zastron Flex, respectively.
     The chart on the next page shows the pro forma organizational structure of our principal operating subsidiaries as of December 31, 2009 as though the mergers of Jetup into Zastron Shenzhen and Wuxi Zastron Tech into Wuxi Zastron Flex had been completed at that date:

Capital Expenditures
     The amounts of our principal capital expenditures and divestitures (in thousands of dollars) in each of the three years in the period ended December 31, 2009 are shown in the chart following immediately on the next page.
     Our major capital expenditures in 2009 include:
•	$23.7 million for new factory construction in Wuxi;

•	$0.5 million for machinery mainly used for production of LCD modules;

•	$0.8 million for other capital equipment.
     Our major capital expenditures in 2008 included:
•	$18.5 million for new factory construction in Wuxi;

•	$3.6 million for machinery and system improvements for our LCD factory;

•	$1.4 million for a new enterprise resource planning system; and

•	$3.9 million for other capital equipment.
     Our major capital expenditures in 2007 included:
•	$4.8 million for machinery used mainly for bonding and testing;

•	$4.0 million for machinery used mainly for LCD products;

•	$2.4 million for project of FPC board manufacturing in existing site; and

•	$2.6 million for other capital equipment.
     Capital expenditures we currently have planned for 2010 include:
•	$3.2 million for machinery used mainly for production of LCD and FPC Modules;

•	$0.9 million for leasehold improvement regarding merge of two subsidiaries; and

•	$0.3 million for other capital equipment.
     Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant acquisition or strategic investment opportunities, which we regularly explore, and prevailing economic conditions.

Business Overview
     We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including FPC board, FPC board subassemblies, LCD panels, LCD modules, TFT display module, RF modules, DAB modules, internet radio subassemblies, CMOS imaging sensors modules and PCB subassemblies. The components, modules and subassemblies are used in numerous electronic products, including mobile phones, IP phones, notebook computers, digital cameras, electronic toys, and handheld video game devices, and learning devices. We also manufacture finished products, including mobile phone accessories, home entertainment products, and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include software, firmware, and hardware development, mechanical design, parts and components source and purchasing, product industrialization, and assembly into finished products or electronic subassemblies with full quality testing and assurance. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenues. We also provide early supplier involvement in design service to develop proprietary products that are sold by our OEM customers using their brand name.
Our Customers
     Historically, we have had substantial recurring sales from existing customers. Approximately 99.8% of our 2009 net sales came from customers that also used our services in 2008. While we seek to diversify our customer base, a small number of customers currently generate a significant portion of our sales. Sales to our 10 largest customers accounted for 84.4%, 85.5% and 86.2% of our net sales during the years ended December 31, 2007, 2008 and 2009 respectively. Sales to customers accounting for 10% or more of our net sales in the years ended December 31, 2007, 2008 or 2009 (listed in order of our net sales during 2009) were as follows:

	Year ended December 31
	2007	2008	2009
Epson Imaging Devices Corporation	15.9%	16.5%	23.0%
Sharp Corporation	20.2%	15.3%	17.9%
Hikari Alphax Co., Ltd	*	*	12.2%
Sony Computer Entertainment Europe Ltd.	*	15.4%	10.2%
Sony Ericsson Mobile Communications International AB	*	10.5%	*
GN Netcom	10.8%	*	*

*	Less than 10% of our total net sales during the year indicated.
     Our 10 largest OEM customers based on net sales during 2009 were the following (listed alphabetically):

Customer	Products
Epson Imaging Devices Corporation)	LCD modules for cellular phones and FPC subassemblies
GN Netcom	Headset accessory containing Bluetooth wireless technology
Hikari Alphax Co., Ltd.	LCD modules
Ryoyo Electro Hong Kong Limited	LCD modules and panels
Sharp Corporation	FPC subassemblies, calculators, PDAs and dictionaries
Sony Computer Entertainment Europe Ltd.	Home entertainment products
Sony Ericsson Mobile Communications AB	Mobile phone digital camera accessories, headset accessory containing Bluetooth wireless technology and flashlight for mobile phone
Tech-Pro (Shanghai) Computer Ltd.	CMOS sensor modules for notebook computer
Texas Instruments Incorporated	Calculators
Vtech Communications Ltd.	LCD modules
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

Our Products
     Our operations are organized into three reportable segments, consisting of consumer electronics and communication products (“CECP”), telecommunication components assembly (“TCA”), and LCD products (“LCDP”). The dollar amounts and percentages of our net sales by reportable segment and product category for the years ended December 31, 2007, 2008 and 2009 were as follows ($ in thousands):

	Year ended December 31,
	2007		2008		2009
	Dollars	Percent	Dollars	Percent	Dollars	Percent
CECP	283,757	36	271,365	44	116,063	28
TCA	413,198	53	274,953	44	222,959	55
LCDP	83,867	11	76,534	12	69,115	17

Total	780,822	100	622,852	100	408,137	100

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
Consumer Electronic and Communication Products
     The consumer electronic and communication products we manufacture are focusing on high growth and mass volume products segments of consumer electronics and communications sectors, and include:
•	Mobile phone accessories such as headsets containing Bluetooth wireless technology, snap-on portable music speaker, phone cradle, snap-on FM radio adaptors, and snap-on GPS adaptors;

•	Entertainment devices such as USB web cam for interactive games, USB microphone and converter box Karaoke, and a buzzer device for quiz games both in wire, and wireless design with an infrared solution;

•	Educational products such as digital pens, calculators and electronic dictionaries; and

•	Optical devices such as CMOS imaging sensor modules for notebook computers, portable media players and recording cameras for the automotive industry.
Telecommunication Component Assembly
     We manufacture the following subassemblies and components:
•	Color and monochrome LCD modules to display information as part of telecommunication products such as PDA phone, smart phone and traditional mobile phones and telephone systems. These modules are also used in most other hand-held consumer electronic devices, such as electronic games, MP3, Automotive products and digital cameras;

•	RF modules for integration into mobile phones. RF modules are partially finished circuits that can be incorporated into larger products or components. Each module includes receivers, transmitters, and transceivers, and can be manufactured for use in most other hand-held consumer electronic products, such as PDAs, laptop computers and other products with wireless connectivity;

•	DAB modules are digital audio broadcasting components that are used in digital radio products such as home tuners, kitchen radios, in-car receivers, CD players, clock radios, boom boxes, midi-systems and handheld portable devices;

•	FPC subassemblies for integration into various LCD modules and electronic devices;

•	FPC board manufacturing for vertical integration to FPC subassembly business, this could be used for mobile phone, PDAs, office automation, laptop computers and other products which require a portable product design;

•	Front light panels for handheld video game devices;

•	Back light panels for handheld video game devices; and

•	1.9 high-frequency cordless telephones and home feature phones.
LCD Products
     We manufacture the following customized LCD products:

•	Super thin (0.3-0.5mm glass substrates) LCD panels for application in watches and medical instruments;

•	Irregular shaped LCD panels for applications in telecommunications, automotives , white goods and industrial applications;

•	Super high contrast monochrome vertical aligned Twisted Nematic LCD for applications in automotive parts and major appliances;

•	Black masked color LCD for applications in car audio systems;

•	Wide temperature monochrome dye doped enhanced Super-Twisted Nematic (“STN”) LCD for application in major appliances;

•	1.5” Color and monochrome STN LCD modules for application of hand held products, such as cordless phones;

•	5”-7” monochrome high resolution STN LCD modules with touch screens for applications of VoIP phones, medical instruments and major appliances such as white goods; and

•	8.5” TFT color LCD modules for office automation applications, i.e. varied computer machinery used to digitally create, collect, store, manipulate, and relay office information needed for accomplishing basic tasks and goals.
Our Manufacturing and Assembly Capabilities
     We utilize the following production techniques:

Chip On Film, or COF	is an assembly method for bonding integrated circuit chips and other components onto a flexible printed circuit. This process allows for greater compression of the size of a product when assembled enabling the production and miniaturization of small form factor devices like cellular phones, PDAs, digital cameras and notebook PCs. As of December 31, 2009, we had 16 COF machines. These machines connect the bump of large scale integrated, or LSI, driver onto FPC pattern with anisotropic conductive film, or ACF. These COF machines have the ability to pitch fine to 38 micrometers and a total production capacity of up to 4,400,000 chips per month.

Chip On Glass, or COG	is a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. As of December 31, 2009, we had 23 COG lines in our principal manufacturing facilities. These machines provide an LCD of dimension of up to 200 millimeters (length)x 150 (width)x 2.2 (height), a process time of five seconds per chip, a pin pitch fine to 38 micrometers and a total production capacity of up to 4,200,000 chips per month. During 2005, our subsidiary, Jetup Electronic (Shenzhen) Co. Ltd. (“Jetup”) also started manufacturing COG LCD modules. As of December 31, 2009, Jetup had 18 COG lines and is capable of bonding 5 million units of COG LCD modules a month. They are able to bond LCD panels up to sizes of 200 millimeters x 200 millimeters x 2.2 millimeters thick, with an accuracy of five microns’ tolerance, in a cycle time of 12-15 seconds per piece.

Chip On Board, or COB	is a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. As of December 31, 2009, we had 53COB aluminum bonding machines which provide a high speed chip bonding time of 0.25 second per 2 millimeters wire, a bond pad fine to 75 micrometers and a total production capacity of up to 3,829,000 (150 wires/board) per month. We use COB aluminum bonding in the assembly of consumer products such as digital pen, calculators, electronic dictionaries, audio products. We also had 3COB gold ball bonding machines which provide a high speed chip bonding time of 0.072 second per 2 millimeters wire, a bond pad fine to 50 micrometers and a total production capacity of up to 500,000 (150 wires/board) per month. We use COB gold ball bonding in the CMOS camera module, which use in USB camera, notebook computer, mobile phone and digital pen.

Outer Lead Bonding, or OLB	is an advanced technology used to connect PCBs and large-scale integrated circuits with a large number of connectors. We use this technology to manufacture complex miniaturized products, such as high-memory PDAs. As of December 31, 2009, we had three OLB machines. The machines include multi-pinned tape carrier packaged large scale integrated circuit, or TCP LSIC, bonding which is up to 280 pins, which also provide ultra thin assembly with module thickness to around one millimeter and high accuracy bonding with pin pitch to 100 micrometers. The total production capacity is 12,000 units per month.

Tape Automated Bonding With Anisotropic Conductive Film, or TAB With ACF	is an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. As of December 31, 2009, we had 28 systems of TAB with ACF machines. The machines provide process time of 10 to 25 seconds per component, a pin pitch fine up to 150 micrometers and a total production capacity of up to 5,876,000 components per month. Since 2005, Jetup also started manufacturing TAB LCD modules. As of December 31, 2009, Jetup had four TAB lines and is capable of bonding 2,000,000 pieces of TAB LCD modules a month. They are able to bond LCD panels up to sizes of 120 millimeters x 120 millimeters x 2.2 millimeters thick, with an accuracy of 10 microns’ tolerance in a cycle time of 20-25 seconds per piece.

Fine Pitch Heat Seal Technology, or FPHS Technology	allows us to connect LCD displays to PCBs produced by COB and outer lead bonding that enables very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs. As of December 31, 2009, we had eight machines utilizing FPHS technology. The machines provide a pin pitch fine to 260 micrometers and a total production capacity of up to 268,000 units per month.

Surface Mount Technology, or SMT	is a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as mobile display module and electronic linguistic devices. As of December 31, 2009, we had 37 SMT productions lines. The production time per chip ranges from 0.055 second per chip to 0.8 second per chip and high precision ranging from +/-0.05 millimeter to +/-0.1 millimeter. The components size ranges from 0.4 millimeter (length)x 0.2 millimeter (width) to 55 millimeters (length)x 55 millimeters (width). Ball grid array, or BGA, ball pitch is 0.4 millimeter and ball diameter is 0.2 millimeter. Flip Chip, our smallest lead/bump pitch, is 250/240UM and our smallest components spacing is 0.15 micrometers. The total production capacity is over 1 billion resistor capacitor chips per month.

Super-Twisted Nematic, or STN, Displays	is a type of monochrome passive matrix LCD capable of providing higher information content to display systems and are typically found in applications such as cordless phones, mobile phones, MP3 players, pocket games and PDAs. Our Jetup began producing STN LCDs in 2002. Since 2005, our Jetup upgraded its two existing twisted nematic, or TN type, LCD lines to STN LCD lines. TN displays rotate the director of the liquid crystal by 90°, but STN LCD displays employ up to a 270°rotation. This extra rotation gives the crystal a much steeper voltage-brightness response curve and also widens the angle at which the display can be viewed before losing much contrast. As of December 31, 2009, our Jetup was using three automated STN lines capable of producing both TN and STN type LCDs with capacity of 150,000 pairs of glass (each sheet of glass of 360 millimeters x 400 millimeters in size) panels per month.

LCD Back-End	is a main manufacturing process for LCD panels, and is regarded as part of the process for its finished product LCD modules. It includes the precise pure water cleaning process, scribing of LCD glass, liquid crystal insertion, sealing process and breaking process, then turns the LCD mother glass into LCD panels. Our machines can cope with 0.2millimeters + 0.2millimeters LCD mother glass up to dimension 550 millimeters x 670 millimeters, with cutting tolerance +/-0.1 millimeters.
     As of December 31, 2009, we had eight clean rooms at our principal manufacturing facilities, which housed COB, COF, COG and Chip Scale Package capabilities for CMOS sensor modules, electronic calculators, digital camera accessories, LCD modules manufacturing. At the same date, we also have four clean rooms at another of our factories in Shenzhen, which we use to manufacture LCD panels and modules.
     A cleanroom is an environment, typically used in manufacturing or scientific research, which has a low level of environmental pollutants such as dust, airborne microbes, aerosol particles and chemical vapors. In other words, a cleanroom has a controlled level of contamination that is specified by the number of particles per cubic meter at a specified particle size. Of our 12 clean rooms at December 31, 2009, four were class ten thousand, six were class thousand and two were class one hundred with one of them use for cleaning the clothes to be used in clean room.
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
     FPC Boards. Flexible printed circuit boards or FPC Boards are applied to various electronic devices because of their mechanical characteristics and are indispensable to electronic devices requiring system miniaturization, weight reduction and multi-functionality. FPCs are employed in a wide variety of applications due to the nature of their characteristics. Examples of applications for FPCs include cell-phone liquid crystal display enclosure, hinge parts, keypad, battery enclosure and interface components. FPCs fall into three broad categories: single-sided flexible printed wiring boards, double-sided flexible printed wiring boards and multilayer flexible printed boards. Single sided and double sided FPCs are widely employed for personal computers, hard disk drives and cell phones.
     We buy a portion of FPC boards we use in the manufacture of our products from suppliers and attach electronic components to the purchased FPC boards in accordance with our customer’s specifications and produce FPC subassemblies. Since 2007, we also began manufacturing these devices at our existing facility in Shenzhen to vertically integrate this process by producing FPC boards internally. We expect to begin large-scale manufacturing of FPC boards, flexible printed circuits boards and FPC subassemblies at our recently completed factory in Wuxi by the end of the first half of 2010.
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
     As at the end of January 2007 and November 2008, Jetup and Zastron Electronic (Shenzhen) Co. Ltd., or Zastron Shenzhen, respectively were certified with the compliance of the Technical Specification 16949, or TS16949. TS16949 is an automotive sector-specific quality management system requirement that uses ISO 9001: 2000 (verbatim) as its base and is required for supplying products to OEMs in the automotive industry.
     In addition, Namtai Shenzhen was certified under International Council of Toy Industries’, or ICTI, program in May 2007 which demonstrated that Namtai Shenzhen is operated in compliance with the code of business practices standard in the toy industries with fair labor treatment and care of employees’ health and safety.
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
     In December 2009, our new factory in Wuxi was audited for compliance of ISO 9001/TS16949. We expect to receive ISO 9001 certification by time we begin large scale production at this facility in 2010. We expect to receive TS16949 certification after one year following the beginning of production of automotive products at this facility. In 2010, we plan to apply for other certifications for this plant, including QC08000 and ISO 14001.
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
     The major component parts we purchase include the following:
•	Integrated circuits or “chips”, most of which we purchase presently from Cambridge Silicon Radio Plc Ltd., Qualcomm CDMA Technologies Asia Pacific Pte. Ltd., Toshiba Electronics (Asia) Ltd., Ricoh Company Ltd, ATI

Technologies Ltd, Rohm Electronics (HK) Co., Ltd., Samsung Electronics., Ltd., Sharp Electronics (M) SDN.BHD and certain of their affiliates;

•	LCD panels, which are available from many manufacturers. Since 2007, we have purchased LCD panels from Suzhou Epson Co. Ltd., Safaring Technology Co. Ltd., Toshiba Matsushita Display Co. Ltd., Shantou Goworld Display (Plant II) Co. Ltd., and VBest Electronics Ltd.;

•	FPC boards, which consist of copper conductive patterns that have been etched or printed while affixed to flexible substrate materials such as polyimide or polyester, are mainly used to provide connections for electronic components and as a substrate to support these electronic devices. Since 2007, we have purchased FPC boards mainly from Sony Chemical Co., Ltd., Nitto Denko (HK) Co. Ltd. and NOK Mektec Corp. Ltd.;

•	Light-emitting diodes, or LEDs, are semiconductor devices that emit incoherent narrow-spectrum light when electrically biased in the forward direction. This effect is a form of electroluminescence. LEDs are small extended sources with extra optics added to the chip, which emit a complex intensity spatial distribution. We purchase LEDs primarily from Nichia Corporation, Everlight Electronics Co., Ltd.; and

•	CMOS imaging sensors, which we purchase mainly from Omnivision Technologies Inc., Micron Technology Inc. and Magnachip Semiconductor Ltd. Solar cells and batteries, which are standard “off-the-shelf” items that we generally purchase in Hong Kong from agents of Japanese manufacturers or directly from companies in China; various mechanical components such as plastic parts, cables, rubber keypads, PCBs, indium tin oxide, or ITO, glass used in the production of LCD panels, and packaging materials from various local suppliers in China; and various acoustic components, which we mainly sourced from Wanstonic Electronics Ltd, Yinpin Electronics (SZ) Co. Ltd., Goertek Technology Co. Ltd., Shandong Gettop Acoustic Co. Ltd., Vansonic Enterprise co. Ltd., where the manufacturing base is principally in China.
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
     Generally, our production is based on purchase orders received from OEM customers. Purchase orders are often supported by letters of credit or written confirmation from the OEM customer and generally may not be cancelled once confirmed without the mutual consent of the parties. Even in those cases where customers are contractually obligated to purchase products from us or repurchase unused inventory from us, we may elect not to enforce our contractual rights immediately because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.
     In general, we plan for and purchase the materials and components that we will need to manufacture customers’ products when we receive the purchase order and specifications from the customer. We are assisted in this process by our ERP software system which several of our manufacturing subsidiaries began installing during 2008 and 2009. The ERP software system includes related integrated applications for managing worldwide procurement and logistics business processes, customer relationships, product life-cycle and supplier relationships and helps us and our customers assure that the materials and components needed to manufacture our customers’ products arrive at our manufacturing facilities on time to meet production and product delivery schedules. Since our customers are involved in the procurement and delivery of the materials and components we use to manufacture their products, our customers’ assume the risk of delays or failures of delivery of such materials and components..
     We did not suffer a material loss resulting from the cancellation of OEM customer orders for the years ended December 31, 2007, 2008 or 2009.
Sales and Marketing
     We focus on developing close relationships with our customers at the development and design phases and continuing throughout all stages of production. We identify, develop and market new products and technologies that benefit our customers and position us as a strong EMS provider with the ability to design and develop products.
     Sales and marketing operations are integrated processes involving direct salespersons, project managers and senior executives. We direct our sales resources and activities at several management and staff levels within our customers and prospective customers. We receive unsolicited inquiries resulting from word of mouth, from public relations activities, and through referrals from current customers. We evaluate these opportunities against our customer selection criteria and evaluation procedure. Upon approval, we assign a salesperson to the customer.
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
     The long, national official, seasonal breaks in the PRC, such as the Chinese lunar New Year holidays occurring in our first quarter, and the National Day Golden week occurring in our fourth quarter, typically affects adversely our ability to manufacture products, obtain components and materials from suppliers and receive and process orders from customers and accordingly our results of operations during these period can be expected to suffer.
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

Product/Service	Competitor
EMS	• Celestica, Inc.
• Flextronics International Ltd.
• Hon Hai Precision Industry Co., Ltd.
• Jabil Circuit, Inc
• Sanmina-SCI Corporation

• Altus Technology Inc (controlled by Foxconn)
• Lite-On Technology Corporation
Image capturing devices and their modules	• Logitech International S.A.
• The Primax Group

Mobile phone accessories	• Balda-Thong Fook Solutions Sdn., Bhd.
• Celestica, Inc.
• Elcoteq Network Corp.
• Flextronics International Ltd.
• Foster Corporation
• Foxlink Group
• Merry Electronics Co. Ltd.
• WKK International (Holdings) Ltd.

RF modules	• Wavecom SA
• WKK International (Holdings) Ltd.

Liquid crystal display, or LCD, panels	• Elec & Eltek International Holdings Limited
• Truly International Holdings Ltd.
• Varitronix International Ltd.
• Yeebo (International) Holdings Ltd.

Telecommunication subassemblies and components	• Flextronics International Ltd.
• LG. Philips LCD Co., Ltd.
• Samsung Electronics
• Varitronix International Ltd.

Consumer electronic products (calculators, personal organizers and linguistic products)	• Computime Limited
• Inventec Co. Ltd.
• Kinpo Electronics, Inc.
• VTech Holdings Limited

FPC boards	• Ichia Technologies Inc
• Nitto Denko (HK) Ltd.
• NOK Corporation
• Sony Chemical & Information Device Ltd.
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
     Additionally, we are responsible for the design and development of new products specified by our customers. We sell these products to OEM customers to be marketed to end users under the customers’ brand names. To date, we have successfully developed LCD modules, CMOS sensor camera modules mobile phone accessories and game peripherals for our customers.
Patents, Licenses and Trademarks
     We do not have any patents, licenses or trademarks on which our business is substantially dependent. Instead, we rely on our industry expertise, knowledge of niche products and technology and strong long-term relationships with our customers and suppliers.
Property, Plant and Equipment
     Our registered office in the British Virgin Islands is located at McNamara Chambers, P.O. Box 3342, Road Town, Tortola. Corporate administrative matters in the British Virgin Islands are conducted at this office through our registered agent, McNamara Corporate Services Limited. The table below lists the locations, square footage, principal use and lease expiration dates of the facilities used in our principal operations as of December 31, 2009

	Approximate
	Square		Owned(1) or lease
Location	Footage	Principal or Presently Contemplated Use	expiration date
Hong Kong	3,760	Administration	2011

Shenzhen, China	557,835	Principal manufacturing facilities	2043/2049	(2)
	87,460	Administration	2043/2049	(2)
	350,585	Dormitories	2043/2049	(2)
	41,530	Cafeteria	2043
	33,825	Recreational	2049

Other existing facilities

Shenzhen, China	383,550	Manufacturing LCD panels and modules	2012
	32,000	Administration
	231,260	Dormitories
	22,260	Cafeteria
	14,550	Recreational

Wuxi, Jiangsu Province, China	470,360	FPC boards and subassemblies, LCD modules and other products (3)	2056

Planned new manufacturing facilities

Wuxi, Jiangsu Province, China (a second parcel of land)	515,410	LCD modules and other products (4)	2056
Guangming, Shenzhen, China	1,270,160	LCD modules and other products (4)	2057

(1)	Only the PRC government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the PRC government that gives us the right to use the land for 50 years. Similarly, the lands which we have acquired in Wuxi and Guangming Shenzhen will be by 50-year land lease. Our understanding of the practice as it exists today; at the expiration of the land lease, we may be given the right to renew the lease. For our other facilities, we have entered into factory building lease agreements with peasant collectives or other companies for 10 years or less.

(2)	Our principal manufacturing facilities occupy two parcels of land with 50-year land leases that we acquired in 1993 and 1999, respectively.

(3)	Construction was completed in 2009 and we currently expect to begin mass production at this factory by the end of the first half of 2010.

(4)	Raw land. Because of the current economic global downturn, our current plan is to postpone construction on these parcels until business conditions improve to a point when believe that demand for our products justifies construction of additional facilities.
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
     Until 1996, we owned approximately ten acres of land in Hong Kong carried on our books at a cost of approximately $523,000. Between 1997 and 2007, we sold approximately 8.2 acres of this land for net proceeds of $7.77 million; realizing a gain of $7.51 million. We plan to sell the remaining land and, pending the sale, to continue to carry the land at a carrying value of approximately $92,000 on our books.
Shenzhen, China
Principal Manufacturing Facilities
     Our principal manufacturing facilities are located in Baoan County, Shenzhen, China. In December 1993, we acquired a 50-year lease for the land on which these facilities are located and initially built a manufacturing facility consisting of approximately: 160,000 square feet of manufacturing space, 39,000 square feet of office space, 212,000 square feet of dormitories, 26,000 square feet of full service cafeteria, recreation facilities and a swimming pool. Over the years beginning in November 2000, we have made several additions to these facilities, including:
•	a five-story factory with approximately 138,000 square feet of production facilities, including one floor for assembling, one floor of office space, one floor for warehouse use and two floors of class thousand clean room facilities, totaling approximately 626,000 square feet of manufacturing space, when construction was completed in October 2002;

•	an additional factory, consisting of approximately 265,000 square feet of space, completing construction in December 2004 on vacant land of approximately 280,000 square feet (approximately 6.5 acres) bordering on our existing facilities that we purchased in July 1999, and

•	two additional blocks of dormitories , which we completed during 2005.
With these additions, our principal manufacturing facilities in Shenzhen total approximately 557,835 square feet of manufacturing space, 87,460 square feet of offices, 350,585 square feet of dormitories and 75,355 square feet of cafeteria space, and include a full services recreational building.
LCD Factory
     The manufacturing facility of our subsidiary, Jetup Electronic (Shenzhen) Co., Ltd. is located in Baoan County, Shenzhen, China and consists of 383,550 square feet of manufacturing space, 32,000 square feet of offices, 231,260 square feet of dormitories, and 36,810 square feet of cafeteria and recreational spaces. We have used this facility to manufacture LCDs and LCD modules. When the merger of Jetup into Zastron Shenzhen is completed, we will continue to use this facility to manufacture LCDs, but plan to move our Shenzhen production of LCD modules to our principal Shenzhen manufacturing facility, which is utilized by Zastron Shenzhen.
Wuxi Factory
     We began construction of our new Wuxi manufacturing facility in January 2008 on approximately 470,000 square feet of land we acquired in 2006. We completed construction in 2009 and by the end of 2009 we had installed machinery and equipment to manufacture FPC boards and FPC subassemblies, providing approximately 150,700 square feet of space to manufacture FPC Boards and FPC subassemblies. The Wuxi new factory is earmarked first to manufacture FPC boards, followed by FPC subassemblies and then other electronic products assemblies such as LCD modules. We currently expect to begin mass production at this factory by the end of the first half of 2010.
Recently Closed Facilities
     Our office lease on our Macao facilities expired in July 2009 and we no longer have operations and are in the process of formally dissolving the companies we used to conduct business in Macao.
     We closed our sales office in Japan in January 2010. Our total expense of maintaining our Japanese sales office during 2009 was approximately $431,000.
Future Expansion
     We own the land use rights to two other parcels of raw land which we eventually plan to use for expansion of our manufacturing facilities. One of the properties is a second parcel in Wuxi consisting of approximately 515,000 square feet that we acquired at the same time that we acquired the parcel upon which our new Wuxi factory is situated. The other property, which we acquired in 2005, consists of approximately 1.3 million square feet of land in Guangming Hi-Tech Industrial Park, Shenzhen, PRC, approximately 30 minutes driving distance from our existing facilities in Shenzhen. Because of the current economic global downturn, our current plan is to postpone construction on these parcels until business conditions improve to a point when believe that demand for our products justifies construction of additional facilities.

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
Gross Margins
     Complex products generally have relatively high material costs as a percentage of total unit costs and accordingly our strategic shift to produce more of such products has historically been a factor that has adversely affected our gross margins. This is the primary reason for the decline in our gross margins percentage between 2005 and 2009. During this period, we diversified our product mix from predominantly low complexity electronic products, including calculators and electronic dictionaries, to include more complex components and subassemblies, like LCD modules, RF modules and FPC subassemblies. Despite the lower gross margin on more complex products, we believe the opportunity for growth in the demand for these complex products justifies the shift in our strategic focus. Furthermore, we believe the experience in manufacturing processes and know-how that we have developed from producing more complex products are a competitive advantage for us relative to some of our competitors.
     The increased costs associated with developing advanced manufacturing techniques to produce complex products on a mass scale and at a low cost have also negatively impacted our gross margins. For example, in our initial production runs of LCD modules, RF modules, and color and TFT LCD modules, we experienced low production yields and other inefficiencies that caused our gross margin to decrease. Although we believe we have improved the efficiency and quality of our manufacturing processes relating to LCD modules

RF modules, and color and TFT LCD modules, we may not be able to improve or maintain our gross margin for these products. Furthermore, in 2009, we continue to develop and produce FPC boards in our existing manufacturing facilities. The FPC boards are manufactured by subjecting the base materials to multiple processes, such as drilling, screening, photo imaging, etching, plating and finishing.
     The increased costs associated with developing and manufacturing the existing and other new complex products could have a negative impact on our future gross margins. The complex manufacturing processes involved in the production of complex products is also capital intensive, thereby increasing our fixed overhead costs. It has been our strategy to shift our focus more to the business of key components subassembly. The key components subassembly business generally accounts for relatively lower gross profit margin business. During 2009, the significant drop in the unit price of key component subassemblies for mobile phone further affected our gross profit margins adversely.
Income Taxes
     Under current BVI law, our income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below.
     Under current Cayman Islands law, NTEEP is not subject to profit tax in the Cayman Islands as it has no business operations in the Cayman Islands. However, it may be subject to Hong Kong income taxes as described below since it is registered in Hong Kong.
     The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 17.5% for 2007, and 16.5% for both 2008 and 2009 to the estimated taxable income earned in or derived from Hong Kong during the applicable period.
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
     However, in March 2007, the PRC National People’s Congress promulgated the new Enterprise Income Tax (“EIT”) Law. This replaces the foreign enterprise income tax law and takes effect from January 1, 2008. Under the new law, all enterprises (both domestic companies and FIEs) will have one uniform tax rate of 25%. However, PRC government allows for a five years transition period and FIEs are expected to increase their 15% tax rate gradually to 25% in year 2012. Besides, the new EIT Law does not have provision for tax refunds through capital injections by the Company’s share of profits from FIEs. Thus, the Company does not expect any further benefit will be obtained after withdrawal of this tax concession from year 2008. In addition, there will be no reduction in the tax rate for FIEs which export 70% or more of the production value of their products from year 2008.
     Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the China’s tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in PRC tax laws or their interpretation or application may subject us to additional PRC taxation in the future. For example, following the implementation of the EIT Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. During the transitional period, the new enterprise income tax rates were/are:

	Rate under EIT	Rate under EIT
	for enterprises previously	for enterprises previously
Tax Year	subject to 15% tax rate	subject to 24% tax rate
2009	20%	25%
2010	22%	25%
2011	24%	25%
2012	25%	25%
     Our effective tax rates were 4%, 7% and 172% for each of the three years ended December 31, 2007, 2008 and 2009 respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31,
	2007	2008	2009
Applicable statutory tax rates	15%	18%	20%
Effect of different between Hong Kong and PRC tax rates applied to Hong Kong income	—	—	65%
Effect of tax holidays and tax incentives	(4)%	—	—
Effect of change in tax law	(3)%	(1)%	(49)%
Change in valuation allowance	—	3%	(37)%
Deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	—	2%	49%
Effect of loss/income for which no income tax benefit/expense is receivable/payable	(4)%	(19)%	102%
Other items	—	4%	22%

Effective tax rates	4%	7%	172%

Strategic Investments
     In the past, an element of our strategy was to make investments in companies that provided the potential to complement our existing products and services, become new customers, augment our market coverage and sales ability, enhance our technological capabilities and expand our service offerings. We accounted for investments of less than 20% at fair value and for investments between 20% and 50% under the equity method. We have had no material investments that involved transactions affecting our financial statements since April 2007, at which time we sold our entire remaining investment in TCL Corporation for an aggregate of approximately $54 million, and recorded a gain of approximately $28 million, net of the portion attributable to noncontrolling interests. For additional information on the events leading to this transaction, see Note 6(a) of Notes to our Consolidated Financial Statements.
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
Allowance for doubtful accounts
     Accounts receivable balance is recorded net of allowances for amounts not expected to be collected from customers. Because the Company’s accounts receivable are typically unsecured, the Company periodically evaluates the collectibility of accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, the Company analyzes financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to the Company, a specific allowance that is determined to be appropriate for the perceived risk would be established. If the financial condition of customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.
     There have been no significant changes in our collection rates for our accounts receivable at December 31, 2009 in comparison to December 31, 2008.
Impairment of long-lived assets and goodwill
     The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
     The Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.
     During the fourth quarter of 2008, the market price of our shares first dropped to a level where, based on the daily closing price of our shares from October 22, 2008 to December 31, 2008, our market capitalization was less than our book value at December 31, 2008. Accordingly, and despite, the lack of a substantial history at the time that would indicate whether the effect of prevailing market and economic conditions on our stock price reflected an aberration or a sustained decline, in accordance with Statement of Financial Accounting Standards 144, which is now codified as FASB ASC 360 “Property, Plant and Equipment”, we reviewed the Company’s long-lived assets of property, plant and equipment and land use rights for potential impairment as at December 31, 2008. In view of the sustained level of our stock price during 2009 and our resulting market capitalization throughout 2009 at a level below our recorded book value at December 31, 2009, we conducted a similar review of Nam Tai’s long-lived assets for potential impairment. The testing resulting from our reviews of undiscounted projected cash-flows associated with those assets indicated that the carrying amount of the Company’s long-lived assets at December 31, 2008 and at December 31, 2009 to be less than the sum of undiscounted cash flows. Accordingly, we concluded that the carrying values of Nam Tai’s long-lived assets were not impaired at December 31, 2008 or December 31, 2009.
     To assess goodwill for impairment, the Company performs an assessment of the carrying value of its reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of the Company’s reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would perform the second step in its assessment process and would record impairment charge to earnings to the extent the carrying amount of the reporting unit goodwill exceeds its implied fair value. The Company estimates the fair value of its reporting units using a discounted cash flow methodology. This valuation technique is based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables.
     In performing the annual assessment of goodwill for impairment for the years ended December 31, 2007, 2008 and 2009, the Company determined that there was no impairment loss on goodwill in 2007 or 2009. We recognized an impairment loss of $17,345,000 in 2008, primarily as result of the onset of and impact from the global economic crisis on the Company’s business.
     The Company’s assessments of impairment of long-lived assets and goodwill, and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company’s ongoing strategic review of its business and operations. Therefore, future changes in the Company’s strategy and other changes in the operations of the Company could impact the projected future operating results that are inherent in the Company’s estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill could change and, therefore, impact the assessments of impairment in the future. Given the current economic environment, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and good will and we could record future impairment charges. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in the periods and year in which the charge is incurred.
Accruals and provisions for loss contingencies
     The Company makes provisions for all loss contingencies when information available prior to the issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.
Workforce Reduction in 2009
     As a result of the global economic crisis, we suffered serious difficulties in production and business operations during 2009 and reduced the net headcount in our operating subsidiaries by approximately 1,900 from 7,104 at December 31, 2008 to 5,203 at December 31, 2009. The amount of employee severance benefits in 2009 was $5,058,000, of which we paid out $4,079,000 during the year, recording these amounts under general and administrative expenses, and accrued $979,000 for future payments, which we expect to pay during 2010, on our balance sheet at December 31, 2009. For a breakdown of these severance expenses by operating segment, see Note 17 of Notes to our Consolidated Financial statements.
     We realized the benefits of the cost savings from the reduction in our workforce beginning in the second quarter of 2009. Accordingly, we do not expect that our 2009 workforce reductions will materially impact of our operating results, cash position or financial condition for periods after December 31, 2009.
Summary of Results
     The decrease in sales in 2009 was primarily because of decline in demand for home entertainment products and mobile phone accessories. The decrease in our sales base year-over-year in 2009 represents less demand from existing customers, which we attribute to the continuing worldwide economic recession.

     The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,			% increase/(decrease)
	2007	2008	2009	2008 vs. 2007	2009 vs.2008
Net sales	$780,822	$622,852	$408,137	(20.2)%	(34.5)%
Gross profit	87,018	70,678	40,320	(18.8)	(43.0)
Operating income	40,670	6,386	388	(84.3)	(93.9)
Net income attributable to Nam Tai shareholders	69,503	30,635	1,652	(55.9)	(94.6)
Basic earnings per share	1.56	0.68	0.04	(56.4)	(94.1)
Diluted earnings per share	1.55	0.68	0.04	(56.1)	(94.1)
Key Performance Indicators
     The following tables set forth, for each of the quarters in the two year period ended December 31, 2009, certain of management’s key financial performance indicators that management utilizes to assess the Company’s operating results. The first table presents the results sequentially by quarter and the second table presents the results in quarterly comparisons by year.

	2008				2009
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
Days in:
Sales cycle(1)	20	10	17	14	15	13	15	9
Inventory turnover(2)	20	16	23	18	16	16	14	16
Accounts receivable(3)	56	50	75	61	52	59	63	52
Accounts payable(4)	56	56	81	65	53	62	62	59

	March 31		June 30		September 30		December 31
	2008	2009	2008	2009	2008	2009	2008	2009
Days in:
Sales cycle(1)	20	15	10	13	17	15	14	9
Inventory turnover(2)	20	16	16	16	23	14	18	16
Accounts receivable(3)	56	52	50	59	75	63	61	52
Accounts payable(4)	56	53	56	62	81	62	65	59

(1)	“Sales cycle” is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable.

(2)	“Inventory turnover” is calculated as the ratio of inventory, net, at period end divided by cumulative year to date average daily net cost of sales and multiplied by the cumulative number of days.

(3)	“Days in accounts receivable” is calculated as the ratio of accounts receivable, net, at period end divided by cumulative year to date average daily net sales and multiplied by the cumulative number of days.

(4)	“Days in accounts payable” is calculated as the ratio of accounts payable, net, at period end divided by cumulative year to date average daily net cost of sales and multiplied by the cumulative number of days.

Results of Operations
     The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2007, 2008 and 2009 (amounts may not foot because of rounding).

	Year Ended December 31,
	2007	2008	2009
Net Sales	100.0%	100.0%	100.0%
Cost of sales	(88.9)	(88.7)	(90.1)

Gross profit	11.1	11.3	9.9
General and administrative expenses	(3.9)	(4.7)	(6.9)
Selling expenses	(0.8)	(1.1)	(1.3)
Research and development expenses	(1.2)	(1.7)	(1.6)
Impairment loss on goodwill	—	(2.8)	—

Operating income	5.2	1.0	0.1
Other income (expense), net	0.3	1.1	(0.1)
Gain on sale of subsidiaries’ shares	0.1	3.2	—
Gain on disposal of marketable securities	5.6	—	—
Interest income	1.2	1.1	0.2
Interest expense	(0.1)	(0.1)	—

Income before income taxes	12.3	6.3	0.2
Income taxes	(0.5)	(0.5)	(0.3)

Consolidated net income (loss)	11.8	5.8	(0.1)
Net (income) loss attributable to noncontrolling interests	(2.9)	(0.9)	0.5

Net income attributable to Nam Tai shareholders	8.9%	4.9%	0.4%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
     Net Sales. Our net sales decreased by 34.5% to $408.1 million for 2009, down from $622.9 million in 2008. Sales of CECP, TCA and LCDP decreased by 57.2%, 18.9% and 9.7% respectively. The decreased sales levels were due to the downturn in the global economic conditions resulting from the sequential effects of the subprime lending crisis and general credit market crisis. The following table sets forth, our net sales during for the years ended December 31, 2008 and 2009 by reportable segment expressed as a dollar amount and as percentage of total net sales and shows the percentage difference in net sales by segment and in total between 2009 and 2008.

	Year ended December 31,
	2008		2009		2009 vs. 2008
	Dollars		Dollars
	(in thousands)	Percent	(in thousands)	Percent	Percent
CECP	$271,365	44%	$116,063	28%	(57.2)%
TCA	274,953	44	222,959	55	(18.9)%
LCDP	76,534	12	69,115	17	(9.7)%

Total	$622,852	100%	$408,137	100%	(34.5)%

     In the CECP segment, net sales substantially decreased by about 57.2% mainly because sales of home entertainment products decreased by 57.7% or $45.6 million and sales of mobile phone accessories decreased by 66.7% or $93.8 million, compared with 2008.
     In the TCA segment, overall sales decreased by about 18.9%. This was driven primarily by the decrease in sales of FPC sub-assemblies of 29.3% or $31.1 million and LCD modules of 11.4%, or $18.6 million.
     In the LCDP segment, overall sales decreased by 9.7%, principally attributable to $12.5 million decrease in sales of Twisted Nematic (TN) and OEM products. However, the decrease was partially offset by the increase of $6.7 million, or 15.3% in sales of COG products.

     Gross Profit. In terms of dollar value, gross profit for 2009 decreased by $30.4 million from 2008 mainly because of a decrease in sales. Gross margins decreased to 9.9% of net sales in 2009 from 11.3% in 2008. During the first quarter of 2009, Nam Tai made severe cost reduction and control measures, including (i) improving operating and manufacturing efficiencies by combining work centers and using a smaller floor space; and (ii) by reducing headcount from approximately 7,100 at December 31, 2008 to approximately 5,100 at March 31, 2009, representing a 28.2% reduction in our work force. Although these measures helped Nam Tai’s operating results to recover in the second quarter of 2009, the recovery in the second quarter and our financial performance for the remainder 2009 were insufficient to match our financial results reported in 2008.
     General and Administrative Expenses. General and administrative expenses decreased slightly to $28.4 million, or 6.9% of net sales in 2009, from $29.1 million, or 4.7% of net sales in 2008. The $0.7 million decrease was mainly attributable to decrease of $1.4 million in audit, legal & professional fees, $1.2 million of share-based compensation expenses and $5.6 million of salaries and benefits. However, the decrease was partially offset by increases of $5.1 million of employee severance benefits, $0.9 million of privatization expenses, $1.2 million of loss on disposal of machinery and $0.4 million of depreciation.
     Selling Expenses. Selling expenses in 2009 decreased to $5.3 million from $6.9 million in 2008 accounting for 1.3% and 1.1% of net sales for 2009 and 2008 respectively.
     Research and Development Expenses. Research and development expenses in 2009 decreased to $6.3 million from $10.9 million in 2008 accounting for 1.6% and 1.7% of net sales for 2009 and 2008 respectively.
     Impairment loss on goodwill. In the fourth quarter of 2008, we recorded $17.3 million of impairment loss on goodwill on the LCDP reporting unit which was a result of the decrease in fair value of the reporting unit affected by the slowdown in the global economy due to the financial tsunami.
     Other (Expenses) Income, Net. During 2009, other expenses were $0.3 million which were mainly represented by an $0.4 million of exchange loss.
     Gain on Sale of Subsidiaries’ Shares. In March 2008, we disposed of our entire equity interest in JIC Technology and recorded a gain of $20.2 million.
     Interest Income. Interest income was $0.8 million, which decreased by $5.5 million from $6.3 million in 2008. The decrease was primarily resulted from large scales of fund was put into Wuxi factory and less fund was kept in bank, meanwhile, bank interest rate became lower as compared to 2008.
     Interest Expense. Interest expense decreased to $0.2 million in 2009 from $0.4 million in 2008. This decrease was primarily a result of repayment of an entrusted loan during 2009.
     Income Taxes. The Company has an effective tax rate of about 172% on income before income taxes in 2009. The amount represented income tax provision of $2.1 million, partially offset by the deferred tax credit of $0.8 million recognized during the year. The Company had a low effective tax rate of about 7% on income before income taxes in 2008.
     Net Loss Attributable to Noncontrolling Interests. Net loss attributable to noncontrolling interests decreased to $2.2 million share of loss in 2009 from $5.4 million share of profit in 2008. The decrease was primarily the result of the gain on disposal of the entire interest in JIC Technology in March 2008. Moreover, there was a reduction in operating income of NTEEP in 2009.
     Net Income Attributable to Nam Tai Shareholders. Net income attributable to Nam Tai shareholders decreased to $1.7 million in 2009 from $30.6 million in 2008. The following table sets forth, for the years indicated, net income/(loss) by reportable segment expressed as a dollar amount and as a percentage of total net income.

	Year ended December 31,
	2007		2008		2009
	Dollars		Dollars		Dollars
	(in millions)	Percent	(in millions)	Percent	(in millions)	Percent

CECP	$54.5	78%	$27.3	89%	$6.7	394%
TCA	16.0	23	3.7	12	(2.1)	(123)
LCDP	1.4	2	(20.7)	(67)	1.6	94
Corporate	(2.4)	(3)	20.3	66	(4.5)	(265)

Total net income attributable to Nam Tai shareholders	$69.5	100%	$30.6	100%	$1.7	100%

     Net income in CECP segment decreased significantly to $6.7 million from $27.3 million mainly because of the continuing effect from the global economic downturn. The weak demand in the market for our consumer products adversely affected sales of all of our end-user products such as mobile phone accessories, which principally represented sales of our headsets containing Bluetooth® wireless technology, educational products, optical products and home entertainment devices.
     In TCA segment, net loss was $2.1 million in 2009 as compared to net profit of $3.7 million in 2008. The major reason was competitive pricing pressures requiring us to lower unit prices and a downturn of sales of a major customer in 2009. As TCA segment experienced a major drop in business volume from existing customers for its FPC subassemblies and LCD modules gross profit dropped by $3.0 million. In addition, income tax credit decreased by $0.5 million and interest income decreased by $0.7 million, other income decreased by $0.6 million, resulting in net income decreasing by $5.8 million.
     In LCDP segment, net income was $1.6 million in 2009 as compared to net loss of 20.7 million in 2008. Gross profit increased by about $1.4 million. Operating expenses decreased by $1.8 million and the Company recorded an impairment loss on goodwill of $17.3 million in the last quarter of 2008, resulting an increase of $22.3 million in net income of in 2009.
     Net income in the corporate segment is mainly represented by corporate expenses which were not allocated to segments. Net gain, after tax and noncontrolling interest, on disposal of subsidiaries’ share — JIC Technology of $20.0 million was recorded in 2008.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
     Net Sales. Our net sales decreased by 20.2% to $622.9 million for 2008, down from $780.8 million in 2007. Sales of CECP, TCA and LCDP decreased 4.4%, 33.5% and 8.7% respectively. The decreased sales levels were due to the downturn in the global economic conditions resulting from the sequential effects of the subprime lending crisis and general credit market crisis.
     The distribution of revenues across our reportable segments has fluctuated, and we expect it to continue to fluctuate, as a result of numerous factors, including but not limited to, increased business from new and existing customers, fluctuations in customer demand resulting from the continuing global economic downtown or otherwise and seasonality. The following table sets forth, our net sales during for the years ended December 31, 2007 and 2008 by reportable segment expressed as a dollar amount and as percentage of total net sales and shows the percentage difference in net sales by segment and in total between 2008 and 2007.

	Year ended December 31,
	2007		2008		2008 vs. 2007
	Dollars		Dollars
	(in thousands)	Percent	(in thousands)	Percent	Percent
CECP	$283,757	36%	$271,365	44%	(4.4)%
TCA	413,198	53	274,953	44	(33.5)%
LCDP	83,867	11	76,534	12	(8.7)%

Total net sales	$780,822	100%	$622,852	100%	(20.2)%

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
     In the LCDP segment, overall sales decreased by 8.7%, principally attributable to $3.8 million decrease in sales of LCD panels.
     Gross Profit. In terms of dollar value, gross profit for 2008 decreased by $16.3 million from 2007, mainly because of a decrease in sales and an increase in overhead and labor costs. However, gross margins increased to 11.3% of net sales in 2008 from 11.1% in 2007 due to the shift of product mix in higher margin products in CECP.
     General and Administrative Expenses. General and administrative expenses mildly decreased to $29.1 million, or 4.7% of net sales in 2008 from $30.0 million, or 3.9% of net sales in 2007. The $0.9 million decrease was mainly attributable to decrease of $1.9 million professional fees and expenses in relation to the 2007 Reorganization as well as $0.6 million decrease in salaries and benefits. However, this decrease was partially offset by increases of $0.8 million in share-based compensation expenses and $0.7 million in other legal and professional fees.
     Selling Expenses. Selling expenses mildly increased to $6.9 million from $6.6 million in 2007 accounting for 1.1% and 0.8% of net sales for 2008 and 2007 respectively.
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
     Other Income, Net. During 2008, other income was $6.4 million which was mainly represented by $4.8 million of exchange gain and an amount recovered from Tele-Art Inc., but partially offset by other non-operating charges.
     Gain on Sale of Subsidiaries’ Shares. In March 2008, we disposed of our entire equity interest in JIC Technology and recorded a gain of $20.2 million.
     Interest Income. Interest income was $6.3 million, which decreased by $2.9 million from $9.2 million in 2007. The decrease was primarily the result of lower bank interest rate as compared to 2007.
     Interest Expense. Interest expense decreased to $0.4 million in 2008 from $0.5 million in 2007. This decrease was primarily a result of repayment of certain bank loans during 2008.
     Income Taxes. The Company had an effective tax rate of about 7% on income before income taxes in 2008. The amount represented income tax provision of $3.7 million, partially offset by the deferred tax credit of $0.8 million recognized during 2008. The Company had a low effective tax rate of about 4% on income before income taxes in 2007.
     Net Income Attributable to Noncontrolling Interests. Net income attributable to noncontrolling interests decreased to $5.4 million in 2008 from $22.3 million in 2007. The decrease was primarily the result of the disposal of the entire interest in JIC Technology in March 2008. Subsequent to the disposal, there was no sharing by noncontrolling shareholders of JIC Technology. Moreover, there was a reduction in operating income of NTEEP in 2008, especially without the gain on disposal of marketable securities that occurred in 2007.
     Net Income Attributable to Nam Tai Shareholders. Net income attributable to Nam Tai shareholders decrease to $30.6 million in 2008 from $69.5 million in 2007.
     Net income in CECP segment decreased to $27.3 million from $54.5 million. The major reason was a net gain, after tax and noncontrolling interest, on disposal of marketable securities of $28.0 million recorded in 2007.
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
     Net income in the corporate segment in 2008 was mainly represented by the gain on disposal of JIC Technology of $20.2 million.
Liquidity and Capital Resources
Liquidity
     We have financed our operations and cash requirements to date primarily from internally generated funds, proceeds from the sale of our entire equity interest in JIC Technology, proceeds from the sale of our strategic investments, proceeds from the sale of land we owned in Hong Kong, entrusted loan arrangements with banks, bank borrowings and sales of our common stock.
     We do not have other off-balance sheet financing arrangements, such as securitization of receivables or access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash over the last few years have been to fund expansions and upgrades of our manufacturing facilities, to acquire the noncontrolling interests in NTEEP from its publicly traded minority shareholders and to fund increases in inventory and accounts receivable in years when our sales, inventories or accounts receivables have increased.
     We had net working capital of $197.7 million at December 31, 2009 compared to net working capital of $239.0 million at December 31, 2008. The principal components of our working capital at December 31, 2009 and December 31, 2008 consisted of cash and cash equivalents, accounts receivables and inventories. The decreases in these components at December 31, 2009 from levels at December 31, 2008, in
•  cash and cash equivalents resulted primarily from our uses of approximately $43.4 million to acquire the noncontrolling interests in the publicly traded shares of our subsidiary NTEEP, $30.4 million for capital equipment for our new factory in Wuxi, and our investment of $12.9 million for fixed deposits maturing over three months from December 31, 2009;

•  inventories resulting primarily from decreases in our sales and customer orders, which affected our work in process; and

•  accounts receivables, resulting primarily from decreases in our sales generally, and decreases in our sales to one of our major customers specifically, which, since the fourth quarter of 2008, has demanded that we extend payment terms for products it orders from us, from 60 days to 90 days and skewed our accounts receivable balances at December 31, 2008.
     We expect our working capital requirements and capital expenditures to increase when economic conditions improve and we begin future expansions of our operations through construction of new factories and machinery purchases. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.
     We currently believe that during the next twelve months, our capital expenditures will be in the range of $4 million to $5 million, principally for machinery and equipment in China. We believe that our level of resources, which include cash and cash equivalents, fixed deposits maturing over three months, accounts receivable and available borrowings under our credit facilities, will be adequate to fund these capital expenditures and our working capital requirements for at least the next twelve months. Should we desire to consummate significant additional acquisition opportunities or undertake additional significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.
     The following table sets forth, for the years ended December 31, 2007, 2008 and 2009, selected consolidated cash flow information ($ in thousands):

	Year Ended December 31,
	2007	2008	2009
Net cash provided by operating activities	$71,050	$36,791	$38,503
Net cash provided by (used in) investing activities	26,610	(34,723)	(74,781)
Net cash used in financing activities	(47,098)	(42,267)	(18,056)

Net increase (decrease) in cash and cash equivalents	50,562	(40,199)	(54,334)

     Net cash provided by operating activities for 2009 was $38.5 million. This consisted primarily of a $0.5 million consolidated net loss, adjusted for $23.1 million of depreciation and amortization, a decrease in accounts receivable of $46.2 million, a decrease in inventories of $11.2 million, a decrease in prepaid expenses and other receivables of $1.1 million. Nevertheless, net cash provided by operating activities was partially offset by a decrease in accounts payable of $39.5 million and a decrease in accrued expenses and other payables of $4.1 million, mainly because sales in 2009 decreased by 34.5% as compared to 2008.
     Net cash used in investing activities of $74.8 million for 2009 consisted primarily of capital expenditures of $30.4 million, which were used mainly to expand our manufacturing capacity and equip our new manufacturing site in Wuxi, and a fixed deposit maturing over three months of $12.9 million, offset by decrease in entrusted loan receivable of $8.2 million and a deposit for purchase of property, plant and equipment of $2.9 million. In addition, the Company utilized $43.4 million to acquire additional ordinary shares of NTEEP in 2009.
     Net cash used in financing activities of $18.0 million for 2009 resulted primarily from $9.9 million paid to shareholders of the Company and noncontrolling shareholders of NTEEP as dividends and repayment of entrusted loan of $8.2 million.
     Net cash provided by operating activities for 2008 was $36.8 million. This consisted primarily of $36.1 million of net income, adjusted for $22.2 million of depreciation and amortization, impairment loss on goodwill of $17.3 million, a decrease in inventory of $5.1 million, a decrease in prepaid expenses and other receivables of $1.6 million and a decrease in income tax recoverable of $5.4 million. Nevertheless, it was partially offset by a gain on disposal of subsidiaries’ shares of $20.2 million, an unrealized exchange gain of $4.8 million, an increase in accounts receivable of $8.5 million, a decrease in notes payable of $4.6 million and in accounts payable of $9.2 million and a decrease in accrued expenses and other payables of $4.2 million.
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
     Net cash used in financing activities of $42.3 million for 2008 resulted primarily from $47.7 million paid to shareholders of the Company and noncontrolling shareholders of NTEEP as dividends, $2.6 million in repayment of bank loans, offset by proceeds of entrusted loan of $8.2 million.
     For the years ended December 31, 2008 and 2009, the Company had no guaranteed loans.
     We had no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect our liquidity.
Capital Resources
     As of December 31, 2009, we had $182.7 million in cash and cash equivalents, consisting of cash and short-term deposits, compared to $237.0 million as of December 31, 2008. The Company has no short-term and long-term bank loans as of December 31, 2009 and December 31, 2008.
     As of December 31, 2009, we had in place general banking facilities with a financial institution aggregating $5.1 million. The maturity of these facilities is generally up to 120 days. These banking facilities (which are not considered guaranteed loans) are guaranteed by the Company and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks’ reference lending rates. Our facilities permit us to obtain letters of credit, import facilities, trust receipt financing and shipping guarantees. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2009, we had available unused credit facilities of $4.1 million.

     As of December 31 2009, the Company had no term loans.
     Our contractual obligations, including capital expenditure, purchase obligations and future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2009 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments (in thousands) due by period
Contractual Obligations	Total	2010	2011-2013	2013-2015	After 2015
Long-term debt obligations	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	3,999	1,797	2,202	—	—
Purchase obligations:
Capital commitment	2,191	2,191	—	—	—
Other purchase obligations	31,021	31,021	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet under US GAAP	—	—	—	—	—

Total	$37,211	$35,009	$2,202	$—	$—

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
Exchange Controls
     There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of our securities or on the conduct of our operations in Hong Kong and Cayman Islands, where the offices of some of our subsidiaries are located, or in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our PRC subsidiaries, with the exception of a requirement that about 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.
Recent Changes in Accounting Standards
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Effective January 1, 2008, the Company adopted SFAS 159, which is now codified as FASB ASC 825-10-50-28 “Financial Instruments – overall – disclosure – Fair value Option”, but the Company has not elected the fair value option for any eligible financial instruments as of December 31, 2008 and 2009.

     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combination” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008, which is now codified as FASB ASC 805 “Business Combination”. The adoption of SFAS 141R did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008, and now is codified as FASB ASC 810-10-45-16 “Consolidation — Overall — Other Presentation Matter – Noncontrolling Interest In a Subsidiary”. Accordingly, in 2009, minority interests has been renamed noncontrolling interests, consolidated net income (loss) is reported at amounts that include the amounts attributable to both noncontrolling interests and Nam Tai’s shareholders for all periods presented. In addition, noncontrolling interests has been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes in equity and comprehensive income for all periods presented. The Company has retrospectively applied the presentation to its prior year balances in the consolidated financial statements.
     In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. This FSP is now codified as FASB ASC 350-20, “Intangibles — Goodwill and Other Goodwill” effective for interim and annual periods ending after September 15, 2009. The adoption of FASB ASC 350-20 did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain non forfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 31, 2008 and is now codified as FASB-ASC 718 “Compensation-Stock Compensation” effective for interim and annual periods ending after September 15, 2009. The adoption of FASB-ASC 718 did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In November 2008, the FASB ratified the consensus reached by the Task Force in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R which is now codified as FASB ASC 805 “Business Combination” effective for interim and annual periods ending after September 15, 2009, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The adoption of EITF 08-7 did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In April 2009, the FASB issued FSP SFAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies “. FAS 141(R)-1 amends and clarifies FASB Statement No. 141 (revised 2007), “Business Combinations”, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FAS 141(R)-1 is effective for the interim and annual periods ending after June 15, 2009, which is now codified as FASB ASC 805 “Business Combination”. The adoption of FASB ASC 805 did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In April 2009, the FASB issued FSP SFAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP SFAS 115-2 and FAS 124-2 are effective for the interim and annual periods ending after June 15, 2009, which is now codified as FASB ASC 320 “Investments – Debt and Equity Securities”. The adoption of FASB ASC 320 did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. FSP amends SFAS 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “ Interim Financial Reporting”, to require those disclosures in summarized financial information effective for the interim and annual periods ending after June 15, 2009. SFAS 107 is now codified as FASB ASC 825-10-50 “Financial Instrument-Overall-Disclosure”. The adoption of FASB ASC 825-10-50 did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In May 2009, the FASB issued FSP SFAS 165 “Subsequent Events”. The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for the interim and annual periods ending after June 15, 2009, which is now codified as FASB ASC 855 “Subsequent Events”. The adoption of FASB ASC 855 did not have a material impact on the Company’s financial position, results of operations and cash flows. Effective February 24, 2010, the Company adopted Accounting Standards Update (“ASU”) No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”, which removes the requirement to disclose the date through which subsequent events have been evaluated. The adoption of the ASU did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In June 2009, the FASB issued FSP SFAS 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. SFAS 166 is effective for the interim and annual periods ending after June 15, 2009, which is now codified as FASB ASC 860-10 “Transfers and Servicing — Overall”. The adoption of FASB ASC 860-10 did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In June 2009, the FASB issued FSP SFAS 167 “Amendments to FASB Interpretation No. 46” The objective of this Statement is to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS 167 is effective for the interim and annual periods ending after June 15, 2009, which is now codified as FASB ASC 810-10-50-2A “Consolidation – Overall – Disclosure — Variable Interest Entities”. The adoption of FASB ASC 810-10-50-2A did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No 162”, which supersedes all existing non-SEC accounting and reporting standards. The codification does not change GAAP but rather organizes it into a new hierarchy with two levels: authoritative and non-authoritative. All authoritative GAAP carries equal weight and is organized in a topical structure. The adoption of SFAS 168 did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820)”. This ASU applies to all entities that measure liabilities at fair value within the scope of Topic 820 and provides clarification on how to measure liabilities at fair value when a quoted price in an active market is not available and clarify that it is not required to include a separate input or adjustment to other inputs relating to a restriction of transfer of liabilities. The adoption of ASU No. 2009-05 did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In September 2009, the FASB issued ASU No. 2009-06, “Income Taxes (Topic 740)—Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities”, and it provides implementation guidance on accounting for uncertainty in income taxes effective for interim and annual reporting period ending on or after September 15, 2009. The adoption of ASU No. 2009-06 did not have any impact on the Company’s financial position, results of operations and cash flows.
     In September 2009, the FASB issued ASU No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This update applies to all entities that hold an investment that is required to be measured or disclosed at fair value on a recurring or nonrecurring basis. These amendments permit, as a practical expedient, a reporting entity to measure the fair value of investment on the basis of the net asset value per share of the investment and require disclosures by major category of investment within the scope of this update. ASU No. 2009-12 is effective for interim and annual periods ending after December 15, 2009 and the adoption is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

     In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. The amendments in this update are the result of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46 (R)”, which is now codified as FASB ASC 810-10-50-2A “Consolidation – Overall – Disclosure - Variable Interest Entities” and is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2009-17 is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
     In January 2010, the FASB issued ASU No. 2010-02, “Consolidation (Topic 810)”, in which it clarifies that the scope of the decrease in ownership provision of the Subtopic and related guidance applies to a subsidiary or group of assets that is a business or nonprofit activity, but does not apply to sales of substance real estate & conveyances of oil and gas mineral rights. ASU No. 2010-02 is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2010-02 is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
Research and Development
     Our research and development expenditures were mainly comprised of salaries and benefits paid to our research and development personnel and primarily for the development of advanced manufacturing techniques to produce complex products on a mass scale and at a low cost. We expense our research and development costs as incurred. For the years ended December 31, 2007, 2008 and 2009, we incurred research and development expenses of approximately $9.8 million, $10.9 million and $6.3 million respectively.
Trend Information
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
     In 2009, our vertical integration of STN LCD panel production resulted in us producing internally approximately 60% of the STN LCD panels we used to manufacture LCD modules that we used for products we produced in our TCA and LCDP operating segments that provided approximately 70% of our total sales revenue.
     Our goal in effectuating the privatization of NTEEP was to simplify our group structure, allow the reduction of aggregate and consolidated operating costs, eliminate actual or perceived conflicts of interest, and reduce administration time and costs and regulatory burdens of maintaining the listing status of a subsidiary having publicly-traded securities.

     The completion of the privatization of NTEEP on November 12, 2009 also completed the elimination of all noncontrolling interests in our subsidiaries and operations and accordingly from that date, we no longer need share our financial results with any noncontrolling shareholders.
     The financial results of many companies, including those of Nam Tai, were adversely impacted in 2009 by the effects of the global economic crisis and market deterioration. It has been our strategy to diversify our product segments and customers with our long experience in developing and employing optical, acoustic and wireless transmission technologies, our capabilities in design and development, and advanced technology in product industrialization and manufacturing. We also have and will continue to focus on effective cost control, both in materials sourcing and improvements to manufacturing efficiency. We believe the company can weather current market turmoil and eventually improve profitability in the longer term. Although end markets are weak and are expected to remain so in the near term, we intend to seek to capitalize on the present opportunities in an effort to ensure a more robust future when end markets stabilize and the recovery cycle begins.
Off-balance Sheet Arrangements
     For 2009, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
ITEM 6. DIRECTORS AND SENIOR MANAGEMENT
Directors and Senior Managers
     Our current directors and senior management, and their ages as of March 1, 2010, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries

M. K. Koo	65	Chairman of the Board of Nam Tai and NTEEP and Chief Financial Officer of Nam Tai
Colin Yeoh	45	Chief Executive Officer of Nam Tai and a director of NTEEP
Ivan Chui	51	Business Development President of Zastron Shenzhen
Peter R. Kellogg	67	Member of the Board of Directors
Dr. Wing Yan (William) Lo	49	Member of the Board of Directors
Charles Chu	53	Member of the Board of Directors
Mark Waslen	49	Member of the Board of Directors
     M. K. Koo. Mr. Koo, a founder of the Nam Tai Group, currently serves as executive Chairman and Chief Financial Officer of Nam Tai. He has served in various senior executive and management positions of Nam Tai Group from our inception, including responsibilities for corporate strategy, finance and administration. He is also Chairman of NTEEP and Chairman & Legal Representative of various PRC subsidiaries of Nam Tai. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.
     Colin Yeoh. Dr. Yeoh joined our Jetup business unit, which is engaged in the manufacture and marketing of transformers and LCD panels, in September 2003 as President of Business Development and was appointed as Managing Director of Jetup Electronic (Shenzhen) Co. Ltd. (“Jetup”), our Jetup business unit’s manufacturing subsidiary, in October 2004. In January 2005, he was appointed as Chief Financial Officer of Jetup business unit before being appointed as Chief Executive Officer of Jetup Business Unit in October, 2006. In April 2008, following the reorganization of our group subsidiaries, which resulted in Jetup being transferred from the J.I.C. group to our NTEEP group, he was appointed as President of Jetup and in January 2009 was promoted and resumed as Chief Executive Officer of the Jetup Business unit. In December 2009, he was appointed as a director of NTEEP and Chief Executive Officer of Nam Tai. Before joining Nam Tai, he worked in operations for Varitronix International Limited, a custom LCD manufacturer, from 1994 to 2003. From 1990 to 1994, he was employed by GEC Marconi Hirst Research (UK), where he worked in optical and display system research. Dr. Yeoh received a PhD in Liquid Crystal Devices in 1990 at Imperial College (London, UK), a Master of Science degree in Microwaves and Modern Optics in 1986 from University College London (UK) and a Bachelor of Science in Electrical and Electronic Engineering from University College London (UK).
     Ivan Chui. Mr. Chui is a co-founder of J.I.C. Technology Company Limited (“JIC”), which was the parent company of Nam Tai’s subsidiary, Jetup at the time Nam Tai acquired JIC in October 2000. Before the re-organization of our group subsidiaries, which resulted in Jetup being transferred from the JIC to our NTEEP group, he served as Chairman of the Board of JIC. . After that reorganization, he was appointed as Chief Executive Officer of Jetup business unit. In January 2009, , he was appointed and served us as Vice Chief Executive Officer of our Jetup business unit. Since December 2009, he has served us as Business Development President of Zastron Shenzhen, into which Jetup is in the process of being merged. He has over 20 years of experience in the LCD business and has extensive experience in doing business with Japanese companies.
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
     Dr. Wing Yan (William) Lo. Dr. Lo has served on our Board of Directors since July 8, 2003. From 1998 to 1999, Dr. Lo served as the Chief Executive Officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. From 2002 to 2006, Dr. Lo served as Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. Until mid-2009, Dr. Lo served as Vice Chairman and Managing Director of I.T. Limited, a Hong Kong retailer in the fashion apparel market with stores in the PRC, Taiwan, Macao, Thailand and Middle East, listed on the Main Board of the Hong Kong Stock Exchange. Dr. Lo holds an M. Phil. and Ph.D. degrees from Cambridge University, England. He also serves as an Adjunct Professor of The School of Business of Hong Kong Baptist University as well as on the Faculty of Business of Hong Kong Polytechnic University. In 1998, Dr. Lo was appointed as a Hong Kong Justice of the Peace. In 2003, he was appointed as a Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating / Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.
     Charles Chu. Mr. Chu originally served as a Director of Nam Tai from November 1987 to September 1989. He was reappointed a Director in November 1992 and has served on our Board of Directors since then. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves as Chairman of our Compensation Committee, and on our Audit Committee and Nominating / Corporate Governance Committee. Mr. Chu received his Bachelor’s of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.
     Mark Waslen. Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee and on our Compensation Committee and Nominating / Corporate Governance Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including Financial Controller, Secretary and Treasurer. Since 2001, Mr. Waslen has been employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. Prior to joining Berris Mangan, Mr. Waslen has been employed by various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.
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
Compensation of Directors and Senior Management
Compensation on an Aggregate Basis
     The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2009 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $2.1 million (excluding the value of stock option granted in accordance to Statement of Financial Accounting Standard No.
123(R), “Share-based Payment” (“FAS 123(R)”), which is now codified as FASB ASC 718 “Compensation – Stock Compensation”, or amounts paid when the Company repurchased stock options from directors).
     During the year ended December 31, 2009, we granted to our directors from our stock option plans options to purchase an aggregate of 75,000 of our common shares at exercise price of $4.41 per share. The exercise prices of the shares covered by the options granted during 2009 were either equal to or higher than their fair market value of our shares on the date of grant and the options granted expire on the anniversary of their grant date in 2012.
     We pay our directors $3,000 per month for services as a director, $750 per meeting attended in person and $500 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.
     During 2009, members of our senior management were eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Senior management is entitled to share up to 5% of the operating income from the subsidiary in which they are employed during the year. Our senior management in charge of our subsidiaries recommends the participating staff members from the corresponding subsidiary and the amount, if any, to be allocated from such subsidiary’s profit pool to an eligible employee. In addition to cash incentives, members of our senior management are eligible to receive stock options from our Stock Option Plans. With effect from 2009, Chief Executive Officer is entitled to 20% of the incentive pools of each business unit and the balance will be shared by senior management of relevant business unit per above.
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
     The cost of our contributions to the staff retirement plans in Hong Kong, Macao and China amounted to approximately $1,800,000, $1,814,000 and $1,480,000 for the years ended December 31, 2007, 2008 and 2009 respectively.
Compensation on an Individual Basis*
Directors Compensation
     The following table presents the total compensation paid to each of our non-management directors during 2009:

	Fees Earned or	Option	All Other	Total
Name	Paid in Cash ($)(1)	Awards ($)(2)	Compensation ($)	($)
Peter R. Kellogg	39,000	13,350	—	52,350
Charles Chu	42,500	13,350	—	55,850
Dr. Wing Yan (William) Lo	42,000	13,350	—	55,350
Mark Waslen	41,000	13,350	—	54,350

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees. Cash paid to directors were in HK$ and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.75.

(2)	Consists of the US$ amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.
     For information concerning the compensation we paid to Mr. Koo, who was appointed Executive Chairman and Chief Financial Officer of Nam Tai in March 2009, please see Compensation on an Individual Basis — Executive Officers.
Options Granted During and Held by Directors, at December 31, 2009
     Our policy is to grant to non-employee directors on an annual basis, upon their election to the Board of Director at the annual shareholders’, options to purchase 15,000 shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. Accordingly, in June 2009, each of our non-employee directors was granted three-year options to purchase 15,000 shares

*	Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this Report and plan to do so in our proxy statement for our 2010 Annual Meeting of Shareholders (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefor promulgated under the Securities Exchange Act of 1934). See Item 3. Key Information of this Report under the heading “Risk Factors – Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections and information afforded to investors.” By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this Report or in our proxy statement, we are not undertaking any duty, and investors and others reviewing this Report should not expect, that we will continue to make such disclosures in any future Reports or in our proxy statements as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this Report may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this Report do not necessarily comply with the applicable requirements therefor under Form 10-K or Regulation 14A and this Report does not contain all disclosures required Item 11 of Form 10-K or Item 8 of Schedule 14A of Regulation 14A.

(a total of 75,000 shares for all of our directors) at an exercise price of $4.41. These were the only outstanding options held by our directors at December 31, 2009.
Compensation on an Individual Basis1 — Executive Officers
     The following table sets forth a summary of the compensation which we (including our subsidiaries) paid during 2009 to our Chief Executive Officer, our Chief Financial Officer and three of our other highest paid executive officers during 2009 serving at December 31, 2009 or during 2009. Dollar amounts are paid in HK$ and have been converted into US$ at a conversion rate of $1.00:HK$7.75 for 2009 and $1.00:HK$7.80 for 2007 and 2008.

	Summary Compensation Table
					Option		All other
				Bonus	Awards		Compensation-
Name and Principal Position	Year	Salary ($)(1)		($)(2)	($)(3)		($)(4)	Total ($)
Koo Ming Kown (5)	2009	179,409	(6)	—	13,350	(7)	853,654 (8)	1,046,413
Chief Financial Officer and	2008	42,000	(8)	—	27,900	(7)	26,931 (8)	96,831
Chairman of the Board of	2007	45,000		—	35,550	(7)	30,280	110,830
Nam Tai

Colin Yeoh (9)	2009	171,304		—	—		4,191	175,495
Chief Executive Officer of	2008	201,184		—	—		1,587	202,771
Nam Tai	2007	219,198		—	—		3,288	222,486

Ivan Chui (10)	2009	—		—	—		129,032	129,032
Business Development President	2008	176,282		—	—		—	176,282
of Zastron Shenzhen	2007	192,308		—	—		11,792	204,100

Patinda Lei (11)	2009	181,993		—	—		3,457	185,450
Vice CEO of Zastron	2008	358,974		—	—		9,637	368,611
Business Unit	2007	358,974		155,250	—		9,637	523,861

Karene Wong (12)	2009	262,523		—	—		4,937	267,460
President and Chief Executive	2008	358,974		455,241	—		10,217	824,432
Officer (Acting) of Nam Tai	2007	358,974		1,259,305	—		10,217	1,628,496
and NTEEP Group

Anthony Chan(13)	2009	138,710		—	—		2,387	141,097
Chief Financial Officer (Acting) of	2008	192,308		24,038	—		4,559	220,905
Nam Tai and NTEEP Group	2007	181,538		60,513	—		4,024	246,075

(1)	Consists of the dollar value of base salary, including housing, if applicable, earned by the named executive officer during the year indicated. All cash compensation included in the table was paid to Nam Tai’s senior managers are in HK$ and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.75 for 2009 and $1.00:HK$7.80 for 2007 and 2008.

(2)	Consists of the dollar value of bonus earned by the named executive officer during the year covered.

(3)	Represents the total fair value of options awards recognized for financial statement reporting purposes with respect to the year indicated in accordance with FASB ASC 718.

(4)	To the extent applicable to the named individual, consists of amounts paid for golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums and fees for annual physical.

(5)	Appointed as CFO of Nam Tai effective March 1, 2009. Prior to then, Mr. Koo served as Non-executive Chairman of the Board and since then has served as Executive Chairman of the Board.

(6)	Includes cash compensation as a director and Mr. Koo’s housing allowance.

(7)	Options to purchase 15,000 shares were granted to Mr. Koo in 2009 in his capacity as Chief Financial Officer. In 2007 and 2008, Mr. Koo’s options were granted to him as a non-employee director.

(8)	For 2009, in addition to insurance and golf membership expenses, includes $833,000 the Company has accrued in payment for Mr. Koo’s loss of office compensation. See Item 7. “Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions” for a discussion of the compensation payable to Mr. Koo under certain circumstances for his loss of office. For 2008, also includes $13,650 paid to Mr. Koo when his outstanding options were repurchased along with all other director options in 2008.

(9)	Appointed as CEO of Nam Tai effective December 1, 2009. Compensation for 2007 through November 30, 2009 was paid to Dr. Yeoh in other executive capacities.

(10)	Appointed as Business Development President of Zastron Shenzhen in December 2009. Compensation for 2007 through November 2009 was paid to Mr. Chui in other executive capacities.

(11)	Appointed as Vice CEO of Zastron Business Unit effective November 1, 2008.

(12)	Resigned as President and Chief Executive Officer (Acting) of Nam Tai and NTEEP Group on December 2, 2009.

(13)	Resigned as Chief Financial Officer (Acting) of Nam Tai on March 1, 2009 and was appointed at that time as Vice Chief Financial Officer of Nam Tai. Resigned from Nam Tai on November 30, 2009.
Retirement Benefits
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

	Number	Value at	Company
	of years	December 31, 2009 of	Payments
	of credited	Accumulated	during
Name	Service	Benefits ($)	2009 ($)
Koo Ming Kown	35.0 (1)	N/A	N/A
Colin Yeoh	6.3	2,317	1,548
Ivan Chui	9.2	12,308	N/A
Patinda Lei	9.0	12,308	N/A
Karene Wong	9.0	12,695	387
Anthony Chan	8.9	13,727	1,419

(1)	Mr. Koo’s services as our employee were for Nam Tai Electronics, Inc., the ultimate parent, and as such he is not eligible under Hong Kong’s Mandatory Provident Retirement Fund or Macao’s retirement benefit scheme. Accordingly, no contributions have been made for Mr. Koo.
Options Held by Executive Officers at December 31, 2009
     None of our executive officers named in the Summary Compensation Table above held any option to purchase shares of the Company as of December 31, 2009, other than Mr. Koo, who held options to purchase 15,000 shares that he received in 2009 as Chief Financial Officer.
Board Practices
     All directors hold office until our next annual meeting of shareholders, which generally is in the summer of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The full board committee appoints members and chairman of board committees, who serve at the pleasure of the Board. Except for the agreement relating to loss of office that Nam Tai entered into in March 2009 with Mr. M. K. Koo in connection with his appointment as Nam Tai’s Executive Chairman and Chief Financial Officer, Nam Tai has no director service contracts providing for benefits upon termination of service as a director or employee (if employed). For information relating to the loss of office agreement with Mr. Koo, see Item 7, “Certain Relationships and Related Party Transactions” on page 60 of this Report. Annually, upon election to our Board at each Annual Meeting of Shareholders, we grant to non-employee directors so elected options from one of our stock option plans to purchase 15,000 common shares. These options are exercisable at the fair market value of our shares on the date of grant and are exercisable for three years from the date of grant, subject to sooner termination based on the provisions of the applicable stock option plan.
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

Kee Wong, Corporate Secretary
Unit 5811-12, 58/F, The Center
99 Queen’s Road Central, Central, Hong Kong
Telephone: (852) 2341 0273
Facsimile: (852) 2263 1223
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
     Each of the members of our Board of Directors serving on our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee at February 28, 2010 are “independent” as that term is defined in Corporate Governance Rules of the NYSE, other than Mr. Koo, our Chairman of the Board and an Executive Director.
     Nam Tai has adopted the directors’ independence criteria as established by NYSE Corporate Governance Rules Section 303A.02. In July 2008, the Board of Directors evaluated the independence of Mr.  Koo in accordance with the directors’ independence criteria as established by NYSE Corporate Governance Rules section 303A.02 and affirmatively determined that Mr. Koo had no material relationship with Nam Tai and was an independent director within the meaning of section 303A.02. at that time. During the period from the date of that determination in July 2008 until Mr. Koo was appointed our Chief Financial Officer in March 2009, he served on our Compensation Committee. Upon his appointment as our Chief Financial Officer, Mr. Koo resigned from the Compensation Committee.
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
     Our Compensation Committee consisted of four independent non-executive directors in 2009: Messrs. Chu, Waslen and Kellogg and Dr. Lo. Mr. Chu serves as the Chairman of the Compensation Committee.
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
     Our Nominating / Corporate Governance Committee consists of four independent non-executive directors: Messrs. Chu, Waslen and Kellogg and Dr. Lo. Dr. Lo serves as the Chairman of the Nominating / Corporate Governance Committee.
Stock Options of Directors and Senior Management
     During 2009, each of our non-employee Directors was granted options to purchase 15,000 shares of the Company. These options were outstanding and held by our directors as of February 28, 2010. Each of the director’s options are exercisable at $4.41 per share through June 4, 2012.
     The only member of our senior management who, during 2009 received or held options at February 28, 2010, was Mr. Koo, who was granted options to purchase 15,000 shares in 2009 in his capacity as the Company’s Chief Financial Officer. These options were outstanding and held by Mr. Koo at February 28, 2010. Mr. Koo’s options are exercisable at $4.41 per share through June 4, 2012.
Share Ownership of Directors and Senior Management
     For information regarding the numbers and percentage ownership of our shares, see Item 7 Major Shareholders and Related Party Transactions — Shares and Options Ownership of Directors, Senior Management and Principal Shareholders.
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
     At February 28, 2010, we had options outstanding to purchase 75,000 shares, held by directors. Under our stock option plans, options to purchase 2,784,869 shares were available for future grant.
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
Employees
     The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2007, 2008 and 2009.

		At December 31,
Geographic Location	Main Activity	2007	2008	2009
Shenzhen, PRC	Manufacturing	6,220	5,225	3,734
	Research and development	360	310	156
	Quality control	558	484	274
	Engineering	337	277	168
	Administration	445	403	302
	Marketing	101	105	64
	Support(1)	298	238	160
	Total Shenzhen	8,319	7,042	4,858

Wuxi, PRC	Manufacturing	—	5	153
	Research and development	—	3	15
	Quality control	—	5	41
	Engineering	—	7	35
	Administration	—	15	76
	Marketing	—	4	7
	Support(1)	—	7	13
	Total Wuxi	—	46	340

Hong Kong	Administration	13	8	5
	Total Hong Kong	13	8	5

Macao	Administration	13	5	—
	Total Macao	13	5	—

	Administration	1	2	—
Japan	Marketing	2	1	—
	Research & Development	1	—	—
	Total Japan	4	3	—

	Total employees	8,349	7,104	5,203

(1)	Employees categorized in “support” include personnel engaged in procurement, customs, shipping and warehouse services.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Shares and Options Ownership of Directors, Senior Management and Principal Shareholders
     The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of February 28, 2010, by each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management.

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	5,811,180	(2)	13.0
M. K. Koo	5,257,786	(3)	11.7
I.A.T. Reinsurance Syndicate Ltd.	5,224,800	(2)	11.7
Royce & Associates, LLC	2,349,614	(4)	5.2
Ivan Chui	295,870		*
Colin Yeoh	10,000		*
Charles Chu	17,500		*
Wing Yan (William) Lo	15,000		*
Mark Waslen	25,000		*

*	Less than 1%.

(1)	Percentage of ownership is based on 44,803,735 common shares outstanding as of February 28, 2010. In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of options exercisable within 60 days of February 28, 2009 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Mr. Kellogg directly holds 571,380 common shares and indirectly, through I.A.T. Reinsurance Syndicate Ltd., holds 5,224,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of those shares. Mr. Kellogg also holds options to purchase 15,000 shares, which he received in 2009 as a director of Nam Tai.

(3)	Mr. Koo beneficially owned 5,242,786 common shares jointly with Ms. Cho Sui Sin, Mr. Koo’s wife. Mr. Koo also holds options to purchase 15,000 shares, which he received in 2009 as Nam Tai’s Chief Financial Officer.

(4)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by the beneficial holder on January 26, 2010.
     To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly.
     All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of February 28, 2010, there were approximately 654 holders of record of our common shares. According to information provided to us by our transfer agent, 634 holders of record with addresses in the United States held 29,124,602 of our common shares at February 28, 2010.
     The following table reflects the percentage ownership of our common shares during the last three years by shareholders who beneficially owned 5% or more of our common shares during that period:

	Percentage Ownership (1) at
	February 29,	February 28,
	2008	2009		2010
Peter R. Kellogg (2)	12.9	12.9		13.0
M. K. Koo	12.7	11.7		11.7
I.A.T. Reinsurance Syndicate Ltd.	11.7	11.7		11.7
Royce & Associates, LLC	—	5.1	(3)	5.2	(4)
Renaissance Technologies LLC and James H. Simons	—	5.5	(5)	4.0	(6)
Invesco Ltd. and PowerShares Capital Management LLC	7.1 (7)	0.3	(8)	—	(9)

(1)	Based on 44,803,735 common shares outstanding on February 29, 2008, February 28, 2009 and February 28, 2010. In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of options exercisable within 60 days of February 28, 2009 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Includes shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg disclaims beneficial ownership. Mr. Kellogg also holds options to purchase 15,000 shares, which he received in 2009 as a director of Nam Tai.

(3)	Based on Schedule 13G filed with the SEC by the beneficial holder on January 27, 2009.

(4)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by the beneficial holder on January 26, 2010.

(5)	Based on a Schedule 13G filed with the SEC by the beneficial holders on February 13, 2009.

(6)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by the beneficial holders on February 12, 2010.

(7)	Based on Schedule 13G filed with the SEC by the beneficial holders on February 13, 2008.

(8)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by Invesco PowerShares Capital Management LLC on February 13, 2009.

(9)	The holder did not make a filing with the SEC under Rule 13d-1 or 13d-2 of the Securities Exchange Act of 1934 after the filing referred to in footnote (8) to this table and Nam Tai has no information regarding the holder’s beneficial ownership of its shares since the filing referred to in footnote 8.
          The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of the Company.
Certain Relationships and Related Party Transactions
     In connection with the appointment of Mr. Koo as Nam Tai’s Executive Chairman and Chief Financial Officer in March 2009, Nam Tai and Mr. Koo agreed to the following compensation arrangements: (1) a salary of $1.00 per month; (2) employment benefits comparable to those provided to other members of senior management, including insurance coverage, annual physical examination, golf club membership fees, and payment of rental expenses of his apartment in Hong Kong up to $15,000 per month, plus all miscellaneous fees; and (3) compensation for loss of office in the amount of $3.0 million after completion of three years’ service with Nam Tai; provided that if Nam Tai replaces Mr. Koo with a suitable candidate within such three-year period, Mr. Koo will not be entitled to such loss of office compensation.

ITEM 8. FINANCIAL INFORMATION
Financial Statements
     Our consolidated financial statements are included this Form 20-F in the F pages following page 77.
Legal Proceedings
     We are not a party to any material legal proceedings other than routine litigation incidental to our business and we believe that there are no material legal proceedings pending that involve our property.
     Tax Dispute with Hong Kong Inland Revenue Department
     Since the fourth quarter of 2007, various of our inactive subsidiaries have been involved in tax disputes from year 1996 onwards with the Inland Revenue Department of Hong Kong, or HKIRD, the income tax authority of the Hong Kong Government.
     In October 2007, the HKIRD issued an assessment Determination against Nam Tai Trading Company Limited (“NTTC”), a limited liability company incorporated in Hong Kong and an indirect wholly owned subsidiary of the Company. This assessment relates to four tax years from 1996/1997 to 1999/2000. The taxes assessed in this proceeding amount to approximately $2.9 million.
     After consulting Hong Kong tax experts, Nam Tai believed that the position of the HKIRD for the years in question was incorrect as a matter of law and accordingly NTTC objected to the HKIRD’s assessment and appealed it to the Hong Kong Board of Review, an independent body established under Hong Kong Inland Revenue Ordinance to hear appeals of HKIRD assessments. In December 2008, the Board of Review dismissed the Company’s appeal. According to advice from Senior Counsel in Hong Kong, the Court of Appeal in Hong Kong is unlikely to disturb the findings of the Board of Review. As such, NTTC has decided not to proceed with the appeal.
     In addition to the assessment Determination of October 2007, in May 2008, the HKIRD issued a writ against NTTC claiming taxes in the amount of approximately $3 million for the taxable years from 1997/1998 to 2000/2001, partially overlapping the taxes against NTTC assessed by HKIRD in its assessment Determination of October 2007. Nam Tai’s defense was struck out by the District Court in Hong Kong. According to advice from Senior Counsel in Hong Kong, the Court of Appeal is unlikely to disturb the findings of the District Court. As such, NTTC has decided not to appeal against the decision of the District Court.
     The HKIRD has also made estimated assessments against Nam Tai Group Management Limited (“NTGM”), another wholly owned subsidiary of Nam Tai, which has been inactive since 2005. This assessment, which relates to the tax years of 2001 and 2002, is in the amount of approximately $172,000, including interest allegedly due thereon. On December 17, 2008, the Hong Kong tax authorities issued a Writ of Summons through the District Court in Hong Kong claiming against NTGM the amount of $172,000 as taxes allegedly due and payable, together with interest, to the Hong Kong tax authorities for the fiscal years 2001 to 2002. NTGM filed its defense on January 29, 2009, but on February 17, 2009, HKIRD filed papers seeking to strike out NTGM’s defense. As NTGM’s defense was similar to the defense of NTTC and Senior Counsel has advised that NTTC’s defense is not arguable before the Court, NTGM has accordingly agreed with HKIRD to allow Judgment to be entered against NTGM by consent.
     HKIRD has not accepted the explanations that it was necessary for these subsidiaries to perform their individual functions for the whole Nam Tai group and therefore the management fees paid by the Company by contract to support and finance all the necessary overhead expenses of these subsidiaries (not located in Hong Kong) to contribute to the businesses representing the administration and finance departmental functions for the whole group under the corporate structure at that time were not regarded as necessary expenses by HKIRD.
     Since it is believed that it will be difficult for these subsidiaries to continue co-operating with HKIRD in the future, if the Company discontinues financing these subsidiaries, they will be forced to liquidate in due course. As these subsidiaries do not conduct any business and have been inactive or dormant for some time, and have either assets of limited book-value or no assets, Nam Tai believes that there should be no material impact from these proceeding on the Company’s financial condition, liquidity or results of operations. Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.

Export Sales
     The following table reflects the approximate percentages of our net sales to customers by geographic area, based upon location of product delivery, for the periods years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,
Geographic Areas	2007	2008	2009
Hong Kong	33%	36%	28%
Europe	16	22	12
United States	15	17	10
China (excluding Hong Kong)	22	14	11
North America (excluding United States)	1	3	—
Japan	3	2	35
Korea	4	2	—
Other	6	4	4

	100%	100%	100%

Dividends
     Although we had a long history of dividend payment before 2009, in February 2009, our board of directors determined not to declare dividends in 2009. The following table sets forth the total cash dividends and dividends per share we have declared for each of the five years in the period ended December 31, 2009.

	Year ended December 31,
	2005	2006	2007	2008	2009
Total dividends declared (in thousands)	$56,324	$66,497	$37,635	$39,427	$—
Regular dividends per share	$1.32	$1.44	$0.84	$0.88	$—
Special dividends	$—	$0.08	$—	$—	$—
Total dividends per share	$1.32	$1.52	$0.84	$0.88	$—
     We declared special dividends in 2006 in celebration of Company’s thirtieth founding anniversary and its fifth consecutive quarter of record-breaking sales. Under our dividend policy implemented from 2006 through December 31, 2008, our Board of Directors determine and declare the amount of Nam Tai’s dividend payable based on our operating income, current and estimated future cash, cash flow and capital expenditure requirements at the time of the yearly declaration and such other factors as Nam Tai’s board believed reasonable and appropriate to consider in the determination and plans to announce the declared amount of that dividend. It was our policy at that time to determine the actual annual amount of future dividends, if any, based upon our growth during the preceding year.
     In February 2010, Nam Tai’s board determined to refrain from declaring dividends again in 2010. The decisions not to declare dividends in 2009 and 2010 were made in order to maintain cash reserves during the continuing economic turmoil. If dividends are to be declared in the future, we will determine the amounts and when they are to be declared. Even if dividends are declared in the future, we may not continue them in any future period.

ITEM 9. THE LISTING
     Our common shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the symbol “NTE”.
     The following table sets forth the high and low closing sales prices for our common shares for the quarters in the three-year period ended December 31, 2009:

	2007			2008			2009
			Average			Average			Average
			Daily			Daily			Daily
			Trading			Trading			Trading
	High	Low	Volume(1)	High	Low	Volume(1)	High	Low	Volume(1)
1st Quarter	$15.28	$12.70	222,472	$11.92	$8.37	326,052	$6.16	$2.83	271,989
2nd Quarter	14.38	11.92	244,741	13.31	9.62	197,453	4.71	3.80	189,192
3rd Quarter	13.58	11.76	248,325	12.99	8.02	198,363	6.03	4.05	141,355
4th Quarter	13.69	11.02	236,070	8.16	4.79	248,775	5.96	5.10	99,584

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.
     The following table sets forth the high and low closing sale prices of our shares for each of the last five years ended December 31:

			Average Daily
Year ended	High	Low	Trading Volume(1)
December 31, 2009	$6.16	$2.83	174,327
December 31, 2008	13.31	4.79	241,672
December 31, 2007	15.28	11.02	238,018
December 31, 2006	24.27	11.43	305,468
December 31, 2005	28.36	17.25	283,482

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.
     The following table sets forth the high and low closing sale prices of our shares during each of the most recent six months:

			Average Daily
Month ended	High	Low	Trading Volume(1)
February 28, 2010	$4.88	$4.33	145,184
January 31, 2010	5.30	4.79	136,216
December 31, 2009	5.49	5.22	92,573
November 30, 2009	5.67	5.29	95,645
October 31, 2009	5.96	5.10	110,177
September 30, 2009	6.03	5.14	100,062

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.
ITEM 10. ADDITIONAL INFORMATION
Share Capital
     Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of February 28, 2010, we had 44,803,735 common shares outstanding.
Memorandum and Articles of Association
     On December 5, 2007, we filed with the Registrar of Corporate Affairs of the British Virgin Islands, our jurisdiction of organization, an amended Memorandum and Articles of Associations (collectively our Charter”), the instruments governing a company organized under the law of the British Virgin Islands, which are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States. Our Charter, which became effective on December 5, 2007, amended and restated our Memorandum and Articles of Association, as amended, theretofore in effect. The purpose of amending our Charter was to:

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
     Under our Charter, holders of our shares:
•	are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors;

•	do not have cumulative voting rights in the election of directors;

•	are entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law; and

•	do not have preemptive rights to purchase any additional, unissued common shares.
     Under our Charter or applicable BVI law
•	all of common shares are equal to each other with respect to voting and dividend rights; and

•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings; or
     Pursuant to our Charter and pursuant to the laws of the British Virgin Islands, our Board of Directors without shareholder approval, may amend our Memorandum and Articles of Association except:
•	to restrict the rights or powers of our shareholders to amend the Memorandum or the Articles;

•	to change the percentage of shareholders required to pass a resolution of shareholders to amend our Charter; or

•	in circumstances where our Charter cannot be amended by the Shareholders; or

•	to authorize the Company to issue, or authorize the issuance of, bearer shares of capital stock.
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
     As set forth in Clause 4 of our Memorandum of Association included in our Charter, our object or purpose is to engage in any act or activity that is not prohibited under British Virgin Islands law.
     The following summarizes the import of certain of the Regulations from our Articles of Association, included in our Charter:
•	Regulation 53 provides that a director may be counted as one of a quorum in respect of any contract or arrangement in which the director is materially interested or makes with the Company.

•	Regulation 46 allows the directors to vote compensation to themselves in respect of services rendered to us.

•	Regulation 62 provides that the directors may by resolution exercise all the powers on our behalf to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever we borrow money or as security for any of our debts, liabilities or obligations or those of any third party. These borrowing powers can be altered by an amendment to the Articles.

•	Regulation 78 of the Articles allows us to deduct from any shareholder’s dividends amounts owing to us by that shareholder.

•	Regulation 8(b) provides that we can redeem shares at fair market value from any shareholder against whom we have a judgment debt.

•	Regulation 5(a) of the Articles provides that the Company’s registered shares may be certificated or uncertificated and shall be entered in the register of members of the Company and registered as they are issued.

•	Regulation 7 provides that without prejudice to any special rights previously conferred on the holders of any existing shares, any of our shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividends, voting, return of capital or otherwise as the directors may from time to time determine.

•	Regulation 9 provides that if at any time the capital stock is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

•	Regulations 22 to 26 of our Articles of Association and under applicable BVI law provide that directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of shareholders holding more than 30% of the votes of our outstanding voting shares. Other than providing, if requested, reasonable proof of a holder’s status as a holder of our shares as of the applicable record date, there is no condition to the admission of a shareholder or his or her proxy holder to our meetings of shareholders.
     There is no provision in our Charter for the mandatory retirement of directors; however, we have fixed 65 as the mandatory age of retirement for our directors. Directors are not required to own our shares in order to serve as directors.
     British Virgin Islands law and our Charter impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.
     There are no provisions in our Charter governing the ownership threshold above which shareholder ownership must be disclosed.
     We filed our Charter with the SEC as Exhibit 1.1 to an Amendment to Form 8-A (Amendment No. 1) on December 13, 2007 and the provisions of our Charter may be reviewed by examining that filing.
Transfer Agent
     Registrar and Transfer Agent Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, U.S.A., serves as transfer agent and registrar for our common shares in the United States.
Material Contracts
     The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Nam Tai or any subsidiary of Nam Tai is a party, for the two years immediately preceding the filing of this report:
     On March 28, 2008, Nam Tai subsidiary, Wuxi Zastron Precision-Flex Co. Ltd. and Yixing Building Engineering & Installation Co. Ltd. entered into an agreement for the engagement of Yixing Building Engineering & Installation Co. Ltd. as the main contractor of civil works in relation to the facility in Wuxi with a total contract amount of approximately $18,681,000 (i.e. RMB127,033,217)
     On April 3, 2008, Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd entered into a Supplemental Loan Agreement extending the repayment term for a loan of $18,660,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd. in accordance with the loan agreement dated March 30, 2004 with an effective period from March 30, 2008 to March 30, 2009.
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
     On August 11, 2008, Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co. Ltd. renewed a Banking Facilities Letter dated June 7, 2007 with HSBC Bank (China) Company Limited for Namtai Electronic (Shenzhen) Co., Ltd to receive import credit facilities of up to $5,000,000.
     On August 11, 2008, Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co. Ltd. entered a Banking Facilities Letter with HSBC Bank (China) Company Limited for Jetup Electronic (Shenzhen) Co. Ltd. to receive import credit facilities up to approximately $9 million (i.e. HK$70,000,000) and a three-year term loan of HK$40,000,000 (i.e. approximately $5.1 million).
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
     On November 24, 2008, Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co. Ltd. entered into a Banking Facilities Letter with China Construction Bank Corporation, Shenzhen Branch for Namtai Electronic (Shenzhen) Co. Ltd to receive a trade finance facility of up to $6,000,000.
     On July 10, 2009, Nam Tai’ subsidiary, Wuxi Zastron Precision-Flex Company Limited, and Yixing Building Engineering & Installation Co. Ltd entered into a Supplemental Plant Construction Contractor’s Agreement, whereby Wuxi Zastron Precision-Flex agreed to pay RMB 201 million (approximately $29.4 million at the date of the agreement) for electrical engineering services to be provided Yixing Building Engineering in connection with the new Wuxi Factory.
     On August 6, 2009, Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Company Ltd renewed a Banking Facilities Letter dated August 11, 2008 with HSBC Bank (China) Company Limited for Namtai Electronic (Shenzhen) Company Ltd to receive import facilities of up to $5,000,000.
Exchange Controls
     There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai’s securities or on the conduct of our operations in Hong Kong, Cayman Islands or the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our subsidiaries in China, with the exception of a requirement that 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flow.
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
Distributions on Our Common Shares
     If you are a U.S. Holder of common shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally may not apply to you — instead, see “PFIC Considerations,” below. Otherwise, generally, the gross amount of any cash distribution or the fair market value of any property distributed that you receive with respect to our common shares will be subject to tax as ordinary income to the extent such distribution does not exceed our current or accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. Such income will be included in your gross income on the date of receipt. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a PFIC. To the extent any distribution exceeds our E&P, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as capital gain. Because we are not a United States corporation, a dividends-received deduction generally will not be allowed to corporations with respect to dividends paid by us.
     We appear to have been a PFIC for 2009 and, based on our current operations and market conditions, we may be a PFIC for 2010 — see “PFIC Considerations” below and the discussion of certain PFIC issues in “Risk Factors” above. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” may not be available for 2009 and may not be available for 2010.
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
Sale, Exchange or Other Disposition of Our Common Shares
     If you are a U.S. Holder of common shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section will not apply to you — instead, see “PFIC Considerations,” below. Otherwise, generally, in connection with the sale, exchange or other taxable disposition of our common shares:
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
PFIC Considerations
     A determination of a corporation’s PFIC status must be made annually. Based upon an analysis of the book value of our assets and the total market value, or market cap, of our shares at the end of each quarter during 2009, we appear to be classified as a PFIC for 2009, and based on our current operations and market conditions, we may be a PFIC for 2010. A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income (the “income test”) or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.
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
     If we were treated as a PFIC, a U.S. Holder of our shares would generally be subject to the PFIC rules described above with respect to distributions by us, and dispositions by us of the stock of, any direct or indirect subsidiaries of ours that are classified as PFICs under either the “asset test” or the “income test,” as if such holder received directly its pro-rata share of either the distribution or proceeds from such disposition.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
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
Hong Kong Dollar
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
Japanese Yen
          We face the potential of a material foreign exchange risk resulting from material purchases we make in Japanese yen. The following chart shows the percentage of our total material costs paid in yen and our total sales made in yen during the years ended December 31, 2007, 2008 and 2009.
          Our business and operating results could be materially and adversely affected in the event of a severe increase in the value of the Japanese yen to the U.S. dollar at a time when our sales made in Japanese yen are insufficient to cover our material purchases in Japanese yen.
Chinese Renminbi
          Approximately 18% of our total costs and expenses and 9% of our material costs in 2009 were in RMB. A future appreciation of RMB against U.S. dollars would increase our costs when translated into U.S. dollars and could adversely affect our margin.
          Immediately prior to July 21, 2005, the exchange rate between the RMB and the U.S. dollars had varied by less than one-tenth of 1%. However, on July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollars by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximate 1.9% appreciation in the value of the RMB against the U.S. dollars at the end of 2005 from the July 21, 2005 RMB adjustment, a 3.3% appreciation at the end of 2006 as compared to the end of 2005 and a further 6.4% appreciation at the end of 2007 as compared to the end of 2006. As of the end of year 2008, there was a further 6.6% appreciation as compared to the year end of 2007. In 2009, the exchange rate of RMB to U.S. dollars was relatively stable.

          This appreciation of RMB against U.S. dollars resulted in an increase in our total costs and expenses of approximately 1.1% during 2008 based on the difference between sales versus costs and expenses incurred in RMB. If the RMB had been 1% and 5% less valuable against the U.S. dollars than the actual rate as of December 31, 2009, which was used in preparing our audited consolidated financial statements as of and for the year ended December 31, 2009, our net asset value, as presented in U.S. dollars, would have been reduced by $429,000 and $2.1 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $429,000 and $2.1 million, respectively. Had rates of the RMB been 10% higher relative to the U.S. dollars during 2009, our operating expenses would have increased $4.3 million as a result of expenses we paid in RMB during 2009.
          For additional information regarding the fluctuation of the exchange rate of the RMB to the U.S. dollar from July 21, 2005, the date that the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar, to December 31, 2009, please see the chart on page 16 of this Report.
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
Currency Hedging
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
          As of December 31, 2009, we held no option or future contracts and during the year and we did not purchase or sell any commodity or currency options. We are continuing to review our hedging strategy and there can be no assurance that we will not suffer losses in the future as a result of hedging activities.
Currencies included in Cash and Cash Equivalents and Fixed Deposits Maturing Over Three Months
          The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents and fixed deposits maturing over three months on our balance sheet at December 31, 2008 and 2009:

	Year ended December 31
Currencies included in cash and cash equivalents and fixed deposits maturing over three months ($ in thousands)	2008	2009
United States dollars	$178,105	$71,891
Chinese renminbi	34,493	55,691
Japanese yen	435	2,557
Hong Kong dollars	23,971	65,486
Macao Patacas	13	—

Total US$ equivalent	$237,017	$195,625

Interest Rate Risk
Interest rate risk
          Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and short-term borrowings are subject to interest rate changes. Cash on hand of $195.6 million as of December 31, 2009 was invested in term deposits. As such, interest income will fluctuate with changes in interest rates. During 2009, we had $0.8 million in interest income and $0.2 million in interest expense.
          As of December 31, 2008 and 2009, we had utilized approximately nil and $0.1million our credit facilities, including nil and $0.1 million in short-term notes payable but no short-term bank loans, respectively, resulting in minimal interest rate risk.
          As of December 31, 2008 and 2009, we had no long-term bank loans.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities B. Warrants and Rights C. Other Securities D. American Depositary Shares			Disclosures under Items 12A to 12D(2) of Form 20-F are not required when Form 20-F is used as an annual report and, in any event, are not applicable to Nam Tai.
(1)
(2)
	(3 (4	) )	Disclosures under Items 12D(3) and 12D(4) of Form 20-F are required even when Form 20-F is used as an annual report. However, registrant has no Amercian Depositary Recepts deposited or outstanding.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable to Nam Tai.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable to Nam Tai.
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
          Nam Tai’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, Nam Tai’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective based on these criteria.
Attestation Report of Independent Registered Public Accounting Firm
          The effectiveness of Nam Tai’s internal control over financial reporting as of December 31, 2009 has been audited by Moore Stephens, an independent registered public accounting firm. The related report to the shareholders and the Board of Directors of Nam Tai appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
          To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:
          We have audited the internal control over financial reporting of Nam Tai Electronics, Inc. and its subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheet as of December 31, 2009 and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for the year then ended, and the financial statement schedules listed in Schedule 1, and our report dated March 16, 2010 expressed an unqualified opinion thereon.
/s/ Moore Stephens
Moore Stephens
Certified Public Accountants
Hong Kong
March 16, 2010

Changes in internal control over financial reporting
          There were no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2009, the period covered by this Annual Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.
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
Kee Wong, Corporate Secretary
Units 5811-12, 58/F, The Center,
99 Queen’s Road Central, Central
Hong Kong
Telephone: (852) 2341 0273;
Facsimile: (852) 2263 1223
e-mail: shareholder@namtai.com
ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
          Moore Stephens has served as our independent registered public accounting firm for the year ended December 31, 2009, for which audited consolidated financial statements appeared in this annual report on Form 20-F. Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for each of the fiscal years for the two-year period ended December 31, 2008, for which audited consolidated financial statements appear in this annual report on Form 20-F. Each year our Audit Committee of the Board of Directors selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. It is currently expected that the Audit Committee will select Moore Stephens as our independent registered public accounting firm for 2010 and that our Board of Directors will propose at the Annual Meeting of Shareholders to be held in 2010 that Moore Stephens be ratified as our independent registered public accounting firm for 2010.
          The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu and Moore Stephens to us in 2008 and 2009, respectively. (Dollars in thousands).

	Year ended December 31
	2008	2009
Audit Fees (1)	$1,211	329
Audit-related Fees (2)	18	8
Tax Fees (3)	7	4

Total	$1,236	$341

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services; and expatriate tax compliance, consultation and planning services.
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
          During 2008 and 2009, approximately 98.1% and 98.6%, respectively, of the total audit-related fees and tax fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
          Not applicable to Nam Tai.
ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
          Not applicable to Nam Tai.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.
          Registrant refers to and incorporates herein by this reference its Form 6-K for the Month of April 2009, including the information contained in Exhibits 1 and 2 thereto, furnished to the SEC on April 20, 2009.
ITEM 16G. CORPORATE GOVERNANCE.
          For information regarding whether our corporate governance standards differ from those applied to US domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in Item 6. Directors and Senior Management of this Report.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not Applicable to Nam Tai.
ITEM 18. FINANCIAL STATEMENTS
The information required within the schedules for which provisions are made in the applicable accounting regulations of the SEC is either not applicable to Nam Tai or is included in the notes to our consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:
We have audited the accompanying consolidated balance sheet of Nam Tai Electronics, Inc. and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for the year then ended. Our audit also included the financial statement schedules listed in Schedule 1. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2010 expressed an unqualified opinion thereon.
/s/ Moore Stephens
Moore Stephens
Certified Public Accountants
Hong Kong
March 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:
We have audited the accompanying consolidated balance sheet of Nam Tai Electronics, Inc. and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for the years ended December 31, 2007 and 2008, and the related financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, such 2007 and 2008 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of their operations and their cash flows for the years ended December 31, 2007 and 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 2v to the consolidated financial statements, the accompanying 2007 and 2008 consolidated financial statements have been retrospectively adjusted for the adoption of new accounting guidance for the presentation and disclosure of noncontrolling interests.
/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
March 13, 2009
(March 16, 2010 as to Note 2v)

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US dollars, except per share data)

	Year ended December 31,
	2007	2008	2009

Net sales — third parties	$780,822	$622,852	$408,137
Cost of sales	(693,804)	(552,174)	(367,817)

Gross profit	87,018	70,678	40,320

General and administrative expenses(1)(2)	(29,986)	(29,112)	(28,393)
Selling expenses(1)	(6,564)	(6,945)	(5,266)
Research and development expenses	(9,798)	(10,890)	(6,273)
Impairment loss on goodwill	—	(17,345)	—

Total operating expenses	(46,348)	(64,292)	(39,932)

Income from operations	40,670	6,386	388
Other income (expenses), net	2,219	6,428	(256)
Gain on sales of subsidiaries’ shares	390	20,206	—
Gain on disposal of marketable securities	43,815	—	—
Interest income	9,163	6,282	818
Interest expense	(452)	(356)	(202)

Income before income taxes	95,805	38,946	748
Income taxes	(4,030)	(2,877)	(1,283)

Consolidated net income (loss)	91,775	36,069	(535)

Net (income) loss attributable to noncontrolling interests	(22,272)	(5,434)	2,187

Net income attributable to Nam Tai(3) shareholders	$69,503	$30,635	$1,652

Basic earnings per share	$1.56	$0.68	$0.04

Diluted earnings per share	$1.55	$0.68	$0.04

(1)	The 2009 presentation shows general and administrative expenses and selling expenses as separate line items, whereas the Company’s consolidated statements of income for 2007 and 2008, as originally published, combined general and administrative expenses and selling expenses as a single line item labeled “Selling, general and administrative expenses.” Selling, general and administrative expenses for 2007 and 2008 have been presented separately to conform to the 2009 presentation.

(2)	General and administrative expenses for the year ended December 31, 2009 include employee severance benefits of $5,058.

(3)	“Nam Tai” refers to Nam Tai Electronics, Inc.
See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data)

	December 31,
	2008	2009

ASSETS
Current assets:
Cash and cash equivalents	$237,017	$182,722
Fixed deposits maturing over three months	—	12,903
Accounts receivable, less allowance for doubtful accounts of $25 and $59 at December 31, 2008 and 2009, respectively	104,150	57,911
Inventories	27,300	16,054
Entrusted loan receivable	8,199	—
Prepaid expenses and other receivables	4,148	3,079
Deferred tax assets — current	1,232	1,460

Total current assets	382,046	274,129

Property, plant and equipment, net	108,067	108,110
Land use right	13,593	13,296
Deposits for property, plant and equipment	2,937	32
Goodwill	2,951	2,951
Deferred tax assets — non-current	3,547	4,486
Other assets	920	920

Total assets	$514,061	$403,924

LIABILITIES AND EQUITY
Current liabilities:
Notes payable	$—	$691
Entrusted loan payable	8,199	—
Accounts payable	98,125	58,667
Accrued expenses and other payables	25,967	16,397
Dividend payable	9,857	—
Income taxes payable	861	656

Total current liabilities	143,009	76,411

Deferred tax liability — non-current	740	1,103

Total liabilities	143,749	77,514

Equity:
Common shares ($0.01 par value — authorized 200,000,000 shares, issued 44,803,735 shares as at December 31, 2008 and 2009)	448	448
Additional paid-in capital	282,767	285,264
Retained earnings	39,054	40,706
Accumulated other comprehensive loss	(8)	(8)

Total Nam Tai shareholders’ equity	322,261	326,410

Noncontrolling interests(1)	48,051	—
Total equity	370,312	326,410

Total liabilities and equity	$514,061	$403,924

Commitments and contingencies (Note 15)

(1)	Noncontrolling interests for 2008 has been reclassified as equity in accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10-45-16“Consolidated — Overall — Other Presentation Matter — Noncontrolling Interest in a Subsidiary.”
See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(In thousands of US dollars, except share and per share data)

						Accumulated
	Common	Common	Reinstatement	Additional		Other	Nam Tai			Consolidated
	Shares	Shares	of Redeemed	Paid-in	Retained	Comprehensive	Shareholders’	Noncontrolling	Total	Comprehensive
	Outstanding	Amount	Shares	Capital	Earnings	Income (Loss)	Equity	Interests	Equity	Income (Loss)

Balance at January 1, 2007	43,786,586	$438	$17,159	$264,393	$25,030	$10,074	$317,094	$48,428	$365,522

Reinstatement of redeemed shares(Note 9(d))	1,017,149	10	(17,159)	17,149	—	—	—	—	—
Equity-settled share-based payment	—	—	—	353	—	—	353	36	389
Sales of subsidiaries shares to noncontrolling interests	—	—	—	—	—	—	—	6,351	6,351
Reserve shared by noncontrolling interests	—	—	—	—	(9,052)	—	(9,052)	9,052	—
Dividend for noncontrolling interests of subsidiaries	—	—	—	—	—	—	—	(3,031)	(3,031)
Purchases of subsidiaries’ shares from noncontrolling interest	—	—	—	—	—	—	—	(11,347)	(11,347)
Consolidated net income	—	—	—	—	69,503	—	69,503	22,272	91,775	$91,775
Unrealized gain of marketable securities	—	—	—	—	—	17,451	17,451	5,608	23,059	$23,059
Disposal of marketable securities	—	—	—	—	—	(27,381)	(27,381)	(9,941)	(37,322)	$(37,322)
Foreign currency translation	—	—	—	—	—	(152)	(152)	—	(152)	$(152)

Consolidated comprehensive income										$77,360

Cash dividends ($0.84 per share)	—	—	—	—	(37,635)	—	(37,635)	—	(37,635)

Balance at December 31, 2007	44,803,735	$448	$—	$281,895	$47,846	$(8)	$330,181	$67,428	$397,609

Equity-settled share-based payment	—	—	—	955	—	—	955	246	1,201
Repurchase of share options	—	—	—	(83)	—	—	(83)	—	(83)
Dividend for noncontrolling interests of subsidiaries	—	—	—	—	—	—	—	(8,902)	(8,902)
Disposal of subsidiaries	—	—	—	—	—	—	—	(12,843)	(12,843)
Purchases of a subsidiary’s shares from noncontrolling interests	—	—	—	—	—	—	—	(3,312)	(3,312)
Consolidated net income	—	—	—	—	30,635	—	30,635	5,434	36,069	$36,069

Consolidated comprehensive income										$36,069

Cash dividends ($0.88 per share)	—	—	—	—	(39,427)	—	(39,427)	—	(39,427)

Balance at December 31, 2008	44,803,735	$448	$—	$282,767	$39,054	$(8)	$322,261	$48,051	$370,312

Equity-settled share-based payment	—	—	—	67	—	—	67	—	67
Purchases of a subsidiary’s shares from noncontrolling interests	—	—	—	2,430	—	—	2,430	(45,864)	(43,434)
Consolidated net income (loss)	—	—	—	—	1,652	—	1,652	(2,187)	(535)	$(535)

Consolidated comprehensive loss										$(535)

Balance at December 31, 2009	44,803,735	$448	$—	$285,264	$40,706	$(8)	$326,410	$—	$326,410

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Year ended December 31,
	2007	2008	2009

Cash flows from operating activities:
Consolidated net income (loss)	$91,775	$36,069	$(535)

Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization	21,501	22,208	23,116
Impairment loss on goodwill	—	17,345	—
(Gain) loss on disposal of property, plant and equipment	(66)	(13)	1,248
Gain on disposal of marketable securities	(43,815)	—	—
Gain on sale of a subsidiary’s shares — Nam Tai Electronic & Electrical products Limited (“NTEEP”)	(325)	—	—
Gain on sale of a subsidiary’s shares — J.I.C. Technology Company Limited (“JIC Technology”)	(65)	(20,206)	—
Share-based compensation expenses	389	1,228	67
Dividend withheld	—	(305)	—
Unrealized exchange gain	(813)	(4,757)	(39)
Deferred income taxes	(3,246)	(793)	(804)
Changes in current assets and liabilities:
Decrease (increase) in accounts receivable	21,704	(8,499)	46,239
(Increase) decrease in inventories	(1,462)	5,056	11,246
(Increase) decrease in prepaid expenses and other receivables	(3,303)	1,574	1,069
(Increase) decrease in income taxes recoverable	(1,167)	5,439	—
Increase (decrease) increase in notes payable	79	(4,580)	691
Decrease in accounts payable	(18,567)	(9,201)	(39,458)
Increase (decrease) in accrued expenses and other payables	8,041	(4,233)	(4,132)
Increase (decrease) in income taxes payable	390	459	(205)

Total adjustments	(20,725)	722	39,038

Net cash provided by operating activities	$71,050	$36,791	$38,503

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Year ended December 31,
	2007	2008	2009

Cash flows from investing activities:
Purchase of property, plant and equipment	$(13,785)	$(27,407)	$(30,420)
Decrease (increase) in deposits for property, plant and equipment	73	(2,606)	2,905
(Increase) decrease in entrusted loan receivable	—	(8,166)	8,199
Increase in prepayment for land use rights	(7,532)	(663)	—
(Increase) decrease in other assets	(61)	299	—
Proceeds from disposal of marketable securities	53,914	—	—
Net cash inflow from disposal of a subsidiary — JIC Technology	—	6,671	—
Acquisition of additional shares in subsidiaries	(13,808)	(2,906)	(43,434)
Proceeds from partial disposal of subsidiaries — JIC Technology and NTEEP	7,287	—	—
Proceeds from disposal of property, plant and equipment	522	55	872
Increase in fixed deposits maturing over three months	—	—	(12,903)

Net cash provided by (used in) investing activities	$26,610	$(34,723)	$(74,781)

Cash flows from financing activities:
Cash dividends paid	$(47,796)	$(47,675)	$(9,857)
Repayment of bank loans	(1,972)	(2,648)	—
Payment on repurchase of share options	—	(110)	—
Proceeds from bank loans	2,670	—	—
Proceeds from (repayment of) entrusted loan	—	8,166	(8,199)

Net cash used in financing activities	$(47,098)	$(42,267)	$(18,056)

Net increase (decrease) in cash and cash equivalents	50,562	(40,199)	(54,334)
Cash and cash equivalents at beginning of year	221,084	272,459	237,017
Effect of exchange rate changes on cash and cash equivalents	813	4,757	39

Cash and cash equivalents at end of year	$272,459	$237,017	$182,722

Supplemental schedule of cash flow information:
Interest paid	$452	$356	$202
Income taxes paid (received), net	7,697	(2,497)	2,290
Non-cash investing activities:
Increase (decrease) in construction cost funded through accrued expenses and other payables	$—	$8,547	$(5,438)

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)
1.	Company Information
Nam Tai Electronics, Inc. and subsidiaries (the “Company” or “Nam Tai”) is an electronics manufacturing and design services provider to a selected group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Through its electronics manufacturing services operations, the Company manufactures electronic components and sub-assemblies, including flexible printed circuit (“FPC”) board, FPC board subassemblies, liquid crystal display (“LCD”) panels, LCD modules, thin film transistor display modules, radio frequency modules, digital audio broadcast modules, internet radio subassemblies, image sensors modules and printed circuit board assemblies. These components, modules and subassemblies are used in numerous electronic products including mobile phones, Internet Protocol phones, notebook computers, digital cameras, electronic toys, handheld video game devices and learning devices. The Company also manufactures finished products, including mobile phone accessories, home entertainment products and educational products.

The Company was founded in 1975 and moved its manufacturing facilities to the People’s Republic of China (the “PRC”) in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, the PRC in order to capitalize on opportunities offered in Southern PRC. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands (“BVI”) in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). The Company’s principal manufacturing and design operations are based in Shenzhen, approximately 30 miles from the Hong Kong Special Administrative Region (“Hong Kong”). Its PRC headquarters are located in Shenzhen. Some of the subsidiaries’ offices are located in Hong Kong, which provide them access to Hong Kong’s infrastructure of communication and banking facilities. As of December 31, 2009, one of the Company’s subsidiaries also maintained an office in Japan. The Company’s principal manufacturing operations are conducted in the PRC. The PRC resumed sovereignty over Hong Kong effective July 1, 1997, and politically, Hong Kong is an integral part of the PRC. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements mean the PRC and all of its territories excluding Hong Kong.

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

2.	Summary of Significant Accounting Policies — continued
(d)	Allowance for doubtful accounts

Accounts receivable balance is recorded net of allowances for amounts not expected to be collected from customers. Because the accounts receivable are typically unsecured, the Company periodically evaluates the collectibility of accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, the Company analyzes financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to the Company, a specific allowance would be set up for the perceived risk. If the financial condition of customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

(e)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

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

For the Company’s LCDP segment, due to the nature of the business, LCDP customers do not always place orders enough in advance to enable the Company to order inventory from suppliers based on firm customer orders. Nonetheless, management reviews its inventory balance on a regular basis and writes down all inventory over six months old if it is determined that the relevant inventory cannot be utilized in the foreseeable future.

(f)	Property, plant and equipment and land use right

Property, plant and equipment and land use right are recorded at cost and include interest on funds borrowed to finance construction, if applicable. No interest was capitalized for the years ended December 31, 2007, 2008 and 2009. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses for the disposal of property, plant and equipment and land use right are included in income.

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

Since August 1, 2009, in order to reflect a more reasonable estimate on the useful lives of the property, plant and equipment, the Company computed depreciation expenses using the straight-line method at the following depreciation rates:

2.	Summary of Significant Accounting Policies — continued
(f)	Property, plant and equipment and land use right- continued

Classification	Prior to August 1, 2009	After August 1, 2009
Land use right	50 years	50 years
Buildings	20 to 50 years	20 years
Machinery and equipment	4 to 12 years	4 years
Leasehold improvements	shorter of lease term or 7 years	shorter of lease term or 4 years
Furniture and fixtures	4 to 8 years	4 years
Automobiles	4 to 6 years	4 years
Tools and molds	4 to 6 years	2 years
The above change in depreciation rates decreased operating income, net income, basic and diluted earnings per share by 2009 are $2,308, $1,643, $0.04 and $0.04, respectively.

(g)	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Company operates in three reporting units, which are its reportable segments of CECP, TCA and LCDP. If business conditions or other factors cause the profitability and cash flows of the reporting unit to decline, the Company may be required to record impairment charges for goodwill at that time. The goodwill impairment review is a two-step process in accordance with the Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, which is now codified as Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 350-20 “Goodwill” effective for interim and annual periods ending after September 15, 2009. First step consists of a comparison of the fair value of a reporting unit with its carrying value. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows method. If the carrying amount of a reporting unit exceeds its fair value, second step requires the fair value of the reporting unit to be allocated to all of the assets and liabilities (including any unrecognized intangible assets) of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded which is equal to the excess of the carrying amount over the fair value.

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methodology is based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables.

No impairment loss on goodwill was recognized in 2007 and 2009. Impairment loss on goodwill on the LCDP reporting unit of $17,345, as more fully described in Note 5, was identified and recognized in 2008.

(h)	Impairment or disposal of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with SFAS No. 144 “Accounting For the Impairment or Disposal of Long-Lived Assets”, which is now codified as FASB ASC 360 “Property, Plant and Equipment” effective for interim and annual periods ending after September 15, 2009, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

2.	Summary of Significant Accounting Policies — continued
(h)	Impairment or disposal of long-lived assets- continued

Long-lived assets to be disposed of are stated at the lower of fair value or carrying value. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred. During the fourth quarter of 2008, the market price of the Company’s shares first dropped to a level where, based on the daily closing price of its shares from October 22, 2008 to December 31, 2008, the Company’s market capitalization was less than its book value at December 31, 2008. Accordingly, and despite, the lack of a substantial history at the time that would indicate whether the effect of prevailing market and economic conditions on the Company’s stock price reflected an aberration or a sustained decline, in accordance with FASB ASC 360, the Company reviewed its long-lived assets of property, plant and equipment and land use rights for potential impairment as at December 31, 2008. In view of the sustained level of the Company’s stock price during 2009 and its resulting market capitalization throughout 2009 at a level below its recorded book value at December 31, 2009, the Company conducted a similar review of Nam Tai’s long-lived assets for potential impairment. The testing resulting from the Company’s reviews of undiscounted projected cash-flows associated with those assets indicated that the carrying value of the Company’s long-lived assets at December 31, 2008 and at December 31, 2009 to be less than the fair value and the sum of undiscounted cash flows. Accordingly, the Company concluded that the carrying values of Nam Tai’s long-lived assets were not impaired at December 31, 2008 and 2009.

(i)	Accruals and provisions for loss contingencies

The Company makes provisions for all loss contingencies when information available prior to the issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.

For provisions or accruals related to litigation, the Company makes provisions based on information from legal counsels and the best estimation of management. The Company assesses the potential liability for the significant legal proceedings in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”, or SFAS 5 (which is now codified as FASB ASC 450 “Contingencies”). FASB ASC 450 requires a liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of the contingency may differ from the Company’s estimates. If the contingency was settled for an amount greater than the estimate, a future charge to income would result. Likewise, if the contingency was settled for an amount that is less than our estimate, a future credit to income would result.

(j)	Revenue recognition

The Company recognizes revenue when all of the following conditions are met:
•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	Price to the customer is fixed or determinable, and

•	Collectability is reasonably assured.
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

Certain of the Company’s subsidiaries are subject to value-added tax of 17% on the revenue earned for goods and services sold in the PRC. The Company presents revenue net of such value-added tax which amounted to nil, $1,357 and $369 for the years ended December 31, 2007, 2008 and 2009, respectively.

(k)	Shipping and handling costs

Shipping and handling costs are classified as cost of sales for materials purchased and selling expenses for those costs incurred in the delivery of finished products. During the years ended December 31, 2007, 2008 and 2009, shipping and handling costs classified as costs of sales were $523, $503 and $363, respectively. During the years ended December 31, 2007, 2008 and 2009, shipping and handing costs classified as selling expenses were $1,027, $840 and $669, respectively.

2.	Summary of Significant Accounting Policies — continued
(l)	Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products and are expensed as incurred.

(m)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $137, $132 and $36 for the years ended December 31, 2007, 2008 and 2009, respectively.

(n)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see Note 11) are charged to the consolidated statement of income as incurred.

(o)	Income taxes

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

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which stipulates the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is now included in and codified as FASB ASC 740 “Income taxes” effective for interim and annual periods ending after September 15, 2009.

(p)	Foreign currency transactions and translations

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

The functional currency of the Company and its subsidiaries include the U.S. dollar or the Hong Kong dollar. The financial statements of all subsidiaries are translated in accordance with SFAS No. 52, “Foreign Currency Translation” which is now codified as FASB ASC 830 “Foreign Currency Matters” effective for the interim and annual periods ending after September 15, 2009. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

The exchange rates between the Hong Kong dollar and the U.S. dollar were approximately 7.7998, 7.7499 and 7.7543 as of December 31, 2007, 2008 and 2009, respectively.

(q)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

(r)	Stock options

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

2.	Summary of Significant Accounting Policies — continued
(s)	Use of estimates

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

(t)	Comprehensive income (loss)

Accumulated other comprehensive income (loss) represents principally unrealized gains and losses on marketable securities and foreign currency translation adjustments and is included in the consolidated statement of changes in equity.

(u)	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, fixed deposits maturing over three months, accounts receivable, other receivable, entrusted loan receivable, notes payable, accounts payable, other payables, dividend payable and entrusted loan payable approximate their fair values due to the short term nature of these instruments. The carrying amount of long term debt also approximates fair value due to the variable nature of the interest calculations.

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

FSP SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the fiscal year beginning after November 15, 2008. The application of SFAS 157 to nonfinancial assets and liabilities did not have a material impact on the Company’s results of operations and financial position.

In April 2009, the FASB issued FSP SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. It amends the other-than-temporary impairment guidance in Accounting Principle Generally Accepted in the United States (U.S. GAAP) for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FAS 157-4 is effective for the interim and annual periods ending after June 15, 2009 and the adoption of FAS 157-4 did not have a material impact on the Company’s results of operations and financial position.

SFAS 157 is now codified as FASB ASC 820 “Fair Value Measurements and Disclosures” effective for interim and annual periods ending after September 15, 2009. The adoption of FASB ASC 820 did not have a material impact on the Company’s results of operations and financial position.

As of December 31, 2008 and 2009, the Company did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis.

(v)	Recent changes in accounting standards

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Effective January 1, 2008, the Company adopted SFAS 159, which is now codified as FASB ASC 825-10-50-28 “Financial Instruments — overall — disclosure — Fair value Option”, but the Company has not elected the fair value option for any eligible financial instruments as of December 31, 2008 and 2009.

2.	Summary of Significant Accounting Policies — continued
(v)	Recent changes in accounting standards- continued

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combination” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008, which is now codified as FASB ASC 805 “Business Combination”. The adoption of SFAS 141R did not have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008 and now is codified as FASB ASC 810-10-45-16 “Consolidation —Overall —Other Presentation Matter — Noncontrolling Interest in a Subsidiary”. Accordingly, in 2009, minority interests has been renamed noncontrolling interests, consolidated net income (loss) is reported at amounts that include the amounts attributable to both noncontrolling interests and Nam Tai’s shareholders for all periods presented. In addition, noncontrolling interests has been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes in equity and comprehensive income for all periods presented. The Company has retrospectively applied the presentation to its prior year balances in the consolidated financial statements.

In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. This FSP is now codified as FASB ASC 350-20, “Intangibles — Goodwill and Other Goodwill” effective for interim and annual periods ending after September 15, 2009. The adoption of FASB ASC 350-20 did not have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain non-forfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 31, 2008 and is now codified as FASB-ASC 718 “Compensation-Stock Compensation” effective for interim and annual periods ending after September 15, 2009. The adoption of FASB-ASC 718 did not have a material impact on the Company’s financial position, results of operations and cash flows.

In November 2008, the FASB ratified the consensus reached by the Task Force in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R which is now codified as FASB ASC 805 “Business Combination” effective for interim and annual periods ending after September 15, 2009, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The adoption of EITF 08-7 did not have a material impact on the Company’s financial position, results of operations and cash flows.

2.	Summary of Significant Accounting Policies — continued
(v)	Recent changes in accounting standards- continued

In April 2009, the FASB issued FSP SFAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies “. FAS 141(R)-1 amends and clarifies FASB Statement No. 141 (revised 2007), “Business Combinations”, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FAS 141(R)-1 is effective for the interim and annual periods ending after June 15, 2009, which is now codified as FASB ASC 805 “Business Combination”. The adoption of FASB ASC 805 did not have a material impact on the Company’s financial position, results of operations and cash flows.

In April 2009, the FASB issued FSP SFAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP SFAS 115-2 and FAS 124-2 are effective for the interim and annual periods ending after June 15, 2009, which is now codified as FASB ASC 320 “Investments — Debt and Equity Securities”. The adoption of FASB ASC 320 did not have a material impact on the Company’s financial position, results of operations and cash flows.

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. FSP amends SFAS 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information and is effective for the interim and annual periods ending after June 15, 2009. SFAS 107 is now codified as FASB ASC 825-10-50 “Financial Instrument-Overall-Disclosure”. The adoption of FASB ASC 825-10-50 did not have a material impact on the Company’s financial position, results of operations and cash flows.

In May 2009, the FASB issued FSP SFAS 165 “Subsequent Events”. The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for the interim and annual periods ending after June 15, 2009, which is now codified as FASB ASC 855 “Subsequent Events”. The adoption of FASB ASC 855 did not have a material impact on the Company’s financial position, results of operations and cash flows. Effective February 24, 2010, the Company adopted Accounting Standards Update (“ASU”) No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”, which removes the requirement to disclose the date through which subsequent events have been evaluated. The adoption of the ASU did not have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2009, the FASB issued FSP SFAS 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. SFAS 166 is effective for the interim and annual periods ending after June 15, 2009, which is now codified as FASB ASC 860-10 “Transfers and Servicing - Overall”. The adoption of FASB ASC 860-10 did not have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2009, the FASB issued FSP SFAS 167 “Amendments to FASB Interpretation No. 46” The objective of this Statement is to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS 167 is effective for the interim and annual periods ending after June 15, 2009, which is now codified as FASB ASC 810-10-50-2A “Consolidation — Overall — Disclosure — Variable Interest Entities”. The adoption of FASB ASC 810-10-50-2A did not have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No 162”, which supersedes all existing non-SEC accounting and reporting standards. The codification does not change GAAP but rather organizes it into a new hierarchy with two levels: authoritative and non-authoritative. All authoritative GAAP carries equal weight and is organized in a topical structure. The adoption of SFAS 168 did not have a material impact on the Company’s financial position, results of operations and cash flows.

2.	Summary of Significant Accounting Policies — continued
(v)	Recent changes in accounting standards- continued

In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820)”. This ASU applies to all entities that measure liabilities at fair value within the scope of Topic 820 and provides clarification on how to measure liabilities at fair value when a quoted price in an active market is not available and clarify that it is not required to include a separate input or adjustment to other inputs relating to a restriction of transfer of liabilities. The adoption of ASU No. 2009-05 did not have a material impact on the Company’s financial position, results of operations and cash flows.

In September 2009, the FASB issued ASU No. 2009-06, “Income Taxes (Topic 740)—Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities”, and it provides implementation guidance on accounting for uncertainty in income taxes effective for interim and annual reporting period ending on or after September 15, 2009. The adoption of ASU No. 2009-06 did not have any impact on the Company’s financial position, results of operations and cash flows.

In September 2009, the FASB issued ASU No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This update applies to all entities that hold an investment that is required to be measured or disclosed at fair value on a recurring or nonrecurring basis. These amendments permit, as a practical expedient, a reporting entity to measure the fair value of investment on the basis of the net asset value per share of the investment and require disclosures by major category of investment within the scope of this update. ASU No. 2009-12 is effective for interim and annual periods ending after December 15, 2009 and the adoption is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. The amendments in this update are the result of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46 (R)”, which is now codified as FASB ASC 810-10-50-2A “Consolidation — Overall — Disclosure — Variable Interest Entities” and is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2009-17 is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In January 2010, the FASB issued ASU No. 2010-02, “Consolidation (Topic 810)”, in which it clarifies that the scope of the decrease in ownership provision of the Subtopic and related guidance applies to a subsidiary or group of assets that is a business or nonprofit activity, but does not apply to sales of substance real estate & conveyances of oil and gas mineral rights. ASU No. 2010-02 is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2010-02 is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
3.	Inventories

Inventories consist of the following:

At December 31,	2008	2009

Raw materials	$16,910	$11,401
Work-in-progress	4,351	1,879
Finished goods	6,039	2,774

	$27,300	$16,054

4.	Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

At December 31,	2008	2009

At cost:
Buildings	$50,497	$89,335
Machinery and equipment	122,448	127,369
Leasehold improvements	30,782	29,239
Furniture and fixtures	2,631	2,771
Automobiles	1,110	1,107
Tools and molds	263	235

Total	207,731	250,056
Less: accumulated depreciation	(128,192)	(146,751)

	79,539	103,305
Construction in progress	28,528	4,805

Net book value	$108,067	$108,110

Depreciation expenses were $21,414, $21,901 and $22,819 for the years ended December 31, 2007, 2008 and 2009 respectively.
5.	Goodwill
A summary of the changes in the carrying value of goodwill, by reporting unit, is as follows:

	CECP	LCDP
	reporting	reporting
	unit	unit	Total
Balance at January 1, 2008	$2,951	$17,345	$20,296
Impairment loss on goodwill	—	(17,345)	(17,345)

Balance at December 31, 2008 and 2009	$2,951	$—	$2,951

In 2008, the Company performed the first step of its goodwill impairment test for each of its reporting units and determined that the carrying value of the LCDP reporting unit exceeded its fair value in 2008 due to a combination of factors, including the deteriorating macro-economic environment which resulted in a significant decline in customer demand, intense pricing pressure and increasing competition of LCDP reporting unit. The fair value of the LCDP reporting unit was estimated using a discounted cash flow methodology. Having determined that the goodwill of the LCDP reporting unit was potentially impaired, the Company began performing the second step of the goodwill impairment analysis which involves calculating the implied fair value of its goodwill by allocating the fair value of the reporting unit to all of its assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. Accordingly, the Company recorded a goodwill impairment loss of $17,345 on the LCDP reporting unit for the year ended December 31, 2008.

In 2009, the fair value of the CECP reporting unit was determined using a discounted cash flow methodology, based on a discount rate of 9.8% and expected future cash flows. The expected future cash flows were based on a five-year plan (after taking into account of the impact of the current financial crisis) provided by management and with a reasonable growth rate covering the five-year period as well as the period beyond. The Company completed its annual impairment analysis for 2009 and concluded that the fair value of the CECP reporting unit exceeded its carrying value as of December 31, 2009. Therefore, no impairment loss was recognized in 2009.

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

In April 2006, pursuant to the Split Share Structure Reform (“SSR”) of TCL Corporation, the Company’s interest in TCL Corporation was changed from 95,516,112 promoter shares to 80,600,173 A-shares diluting its interest from 3.69% to 3.12%. As a result of the reduction in the number of shares in TCL Corporation, the Company recorded a loss of $1.3 million ($1.9 million before sharing with noncontrolling interests). The A-shares became tradable on the Shenzhen Stock Exchange after the expiration of 12 months from April 20, 2006, which was the first trading day after the SSR was formally implemented.

In April 2007, the Company disposed of its entire interest in the A-shares of TCL Corporation through the Shenzhen Stock Exchange. The net proceeds from the disposal were $54 million (net of commission, expenses and stamp duty), resulting in a gain of approximately $43.8 million.

6.	Investments — continued
(b)	Investments in Subsidiaries

			Percentage of ownership
Subsidiaries	Place of	Principal	as at December 31,
	incorporation	activity	2008	2009

Consolidated principal subsidiaries:

Jetup Electronic (Shenzhen) Co., Ltd. (“Jetup”)	PRC	Manufacturing and trading	74.88%		100%
NTEEP	Cayman Islands	Investment holding	74.88%		100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%		100%
Nam Tai Holdings Limited	BVI	Investment holding	74.88%		100%
Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited	Macao	Inactive	74.88%	100	%(1)
Namtai Japan Company Limited	Japan	Provision of sales co-ordination and marketing services	74.88%	100	%(1)
Nam Tai Investment Limited	Hong Kong	Investment holding	74.88%		100%
Nam Tai Telecom (Hong Kong) Company Limited	Hong Kong	Inactive	100%		100%
Nam Tai Trading Company Limited (“NTTC”)	Hong Kong	Inactive	100%		100%
Namtai Electronic (Shenzhen) Co., Ltd. (“NTSZ”)	PRC	Manufacturing and trading	74.88%		100%
Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron Shenzhen”)	PRC	Manufacturing and trading	74.88%		100%
Zastron Precision-Tech Limited (“ZPTL”)	Cayman Islands	Investment holding	74.88%	—	(2)
Zastron (Macao Commercial Offshore) Company Limited	Macao	Inactive	74.88%	100	%(1)
Wuxi Zastron Precision-Tech Co., Ltd. (“Wuxi Zastron Tech”)	PRC	Manufacturing and trading	74.88%		100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron Flex”)	PRC	Manufacturing and trading	74.88%		100%

(1)	In the process of de-registration as of December 31, 2009.

(2)	Disposed to a director of the Company, at a consideration of $0.1.

6.	Investments — continued
(b)	Investments in Subsidiaries — continued

Significant transactions
(i)	In May 2007, the Company acquired a total of 54,514,000 ordinary shares of NTEEP for cash consideration of $13,054. In June 2007, the Company disposed of a total of 29,199,000 ordinary shares of NTEEP for cash considerations of approximately $6,586. The disposal resulted in a net gain on partial disposal of a subsidiary of approximately $325 after deducting the goodwill of $134. The acquisition and disposal resulted in 73.18% equity interest held in NTEEP as of December 31, 2007.

In May, June and July 2008, the Company further acquired a total of 14,986,000 ordinary shares of NTEEP for cash consideration of $2,906 resulting in 74.88% equity interest held in NTEEP as of December 31, 2008.

In 2009, the Company acquired all of the outstanding 221,455,118 ordinary shares of NTEEP for a cash consideration of $43,434 and completed the privatization of NTEEP. As a result of the privatization, the additional paid-in capital increased by $2,430 in 2009.

(ii)	In December 2007, the Company completed its reorganization of internal structure involving its two former Hong Kong Stock Exchange (“SEHK”) listed subsidiaries, NTEEP and JIC Technology (“Reorganization”). The purpose of the Reorganization was for the Company to centralize all electronic manufacturing services (“EMS”) business into NTEEP and non-EMS business into JIC Technology. The result was to turn NTEEP into a flagship EMS provider.

Pursuant to the Reorganization, NTEEP acquired 100% equity interests in ZPTL and 100% equity interests in Jetup from the Company while JIC Technology acquired 100% equity interest in both Shenzhen Namtek Company Limited (“Namtek Shenzhen”) and Namtek Japan Company Limited (“Namtek group”).

Upon the completion of the Reorganization, the Company’s effective shareholding in Namtek group increased from 73.18% to 74.99% while the effective shareholding in ZPTL and Jetup decreased from 100% to 73.18%, and 74.99% to 73.18%, respectively. The Company continued to own 73.18% and 74.99% equity interest in NTEEP and JIC Technology respectively as of December 31, 2007.

(iii)	In February 2008, the Company entered into a share purchase agreement with an independent third party, pursuant to which the Company agreed to sell its entire interest in JIC Technology and its subsidiaries to this independent third party for a cash consideration of approximately $51,100. The disposal completed in March 2008 and resulted in a net gain of approximately $20,206. Upon the completion of the disposal, the Company no longer has any equity interest in JIC Technology and its subsidiaries, including the Namtek group.
Retained earnings and reserves

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the distribution of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Please refer to Note 12 for further details of the New Law. The New Law became effective from January 1, 2008. Prior to the enactment of the New Law, when dividends are paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $270,509 and $270,548 as of December 31, 2008 and 2009, respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

7.	Accrued expenses and other payables
Accrued expenses and other payables consisted of the following:

At December 31,	2008	2009

Accrued salaries	$3,661	$3,258
Accrued bonus	2,162	844
Accrued tooling and equipment charges	2,597	2,112
Accrued professional fees	3,623	1,826
Construction payable	8,223	2,785
Others	5,701	5,572

	$25,967	$16,397

8.	Bank Loans and Banking Facilities
The subsidiaries of the Company have credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2008 and 2009, these facilities totaled $30,231 and $5,129, of which $30,231 and $4,144 were unused at December 31, 2008 and 2009, respectively. The maturity of these facilities is generally up to 120 days. Interest rates are generally based on the banks’ usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review. The banking facilities are secured by guarantee given by Nam Tai.
Total banking facilities utilized which are usance bills pending maturity may not agree to notes payable due to bank having not yet received the bills of goods from vendors as of the balance sheet date.

At December 31,	2008	2009

Usance bills pending maturity	$—	$985

Total banking facilities utilized	—	985
Less: Outstanding letters of credit	—	(294)

Notes payable	$—	$691

The notes payable carried no interest during 2009.
9.	Equity
(a)	The Company has only one class of common shares authorized, issued and outstanding.

(b)	Stock Options
In May 2001 (and amended in July 2004 and in November 2006), the Board of Directors approved a stock option plan which would grant 15,000 options to each non-employee director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan based on past performance and/or expected contributions to the Company. The maximum number of shares to be issued pursuant to the exercise of options granted was 3,300,000 shares. The options granted under this plan generally have a term of two to three years, subject to the discretion of the Board of Directors, but cannot exceed ten years.

9.	Equity — continued
(b)	Stock Options — continued
In February 2006, the Board of Directors approved another stock option plan, which was subsequently approved by the shareholders at the 2006 annual general meeting of shareholders, with the same terms and conditions. However, the maximum number of shares to be issued pursuant to exercise of options granted was 2,000,000 shares.

A summary of stock option activity during the three years ended December 31, 2009 is as follows:

		Weighted
		average
	Number of	exercise	Weighted average
	options	price	fair value per option

Outstanding and exercisable at January 1, 2007	780,000	$21.09	$6.78
Granted	115,000	12.32	2.80
Expired	(600,000)	20.84	6.77

Outstanding and exercisable at December 31, 2007	295,000	$18.19	$5.24
Granted	175,000	10.79	1.34
Expired	(90,000)	21.62	6.95
Canceled	(140,000)	10.51	1.71
Repurchased	(225,000)	15.57	3.62

Outstanding and exercisable at December 31, 2008	15,000	$22.25	$6.64
Granted	75,000	4.41	0.89
Expired	(15,000)	22.25	6.64

Outstanding and exercisable at December 31, 2009	75,000	$4.41	$0.89

In October 2008, 225,000 stock options were repurchased and canceled by the Company. The repurchase prices of these options were the same as the fair values of these options calculated on the date of repurchase and the amounts paid for the repurchases were charged to equity.

Details of the options granted by the Company in 2007, 2008 and 2009 are as follows:

Number of		Exercise
options granted	Vesting period	price	Exercisable period

In 2007
75,000	100% vested at date of grant	$12.42	June 8, 2007 to June 7, 2010 (note 1)
40,000	100% will vest one year after date of grant	$12.13	May 14, 2008 to May 13, 2011 (note 2)

In 2008
50,000	100% vested at date of grant	$9.86	February 5, 2008 to February 4, 2011 (note 2)
75,000	100% vested at date of grant	$12.03	June 6, 2008 to June 5, 2011 (note 1)
50,000	100% vested at date of grant	$9.86	September 24, 2008 to September 24, 2011 (note 2)

In 2009
75,000	100% vested at date of grant	$4.41	June 5, 2009 to June 4, 2012

Notes:

1.	These options were repurchased during 2008.

2.	These options were canceled during 2008.

9.	Equity — continued
(b)	Stock Options — continued

As of December 31, 2009, there were no non-vested stock options. The total amount of recognized compensation expense in 2007, 2008 and 2009 was $353, $955 and $67, respectively.

The following summarizes information about stock options outstanding at December 31, 2009. 75,000 stock options are exercisable as of December 31, 2009.

		Weighted average
	Number	remaining contractual
Weighted average exercise price	of options	life in months
$4.41	75,000	29.1

The weighted average remaining contractual life of the stock options outstanding at December 31, 2007 2008 and 2009 was approximately 20, 5 and 29 months, respectively. The weighted average fair value of options granted during 2007, 2008 and 2009 was $2.80, $1.34 and $0.89, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2007	2008	2009
Risk-free interest rate	4.63% to 5.03%	2.08% to 2.73%	1.5%
Expected life	3 to 4 years	3 years	3 years
Expected volatility	37.22% to 55.09%	35.49% to 38.00%	52.34%
Expected dividend yield	9.42%	8.16%	9.98%
(c)	Share Buy — back

No shares were repurchased during the years ended December 31, 2007, 2008 and 2009.

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

10.	Earnings Per Share
The calculations of basic earnings per share and diluted earnings per share are computed as follows:

		Weighted
		average number	Per share
Year ended December 31, 2007	Income	of shares	amount
Basic earnings per share	$69,503	44,583,585	$1.56
Effect of dilutive securities — Stock options	—	963	—
Effect of reinstatement of redeemed shares	—	220,150	—

Diluted earnings per share	$69,503	44,804,698	$1.55

220,000 options to purchase shares of common stock were excluded in the computation of 2007 diluted earnings per share as their effects were anti-dilutive.

		Weighted
		average number	Per share
Year ended December 31, 2008	Income	of shares	amount
Basic earnings per share	$30,635	44,803,735	$0.68
Effect of dilutive securities — Stock options	—	2,046	—

Diluted earnings per share	$30,635	44,805,781	$0.68

15,000 options to purchase shares of common stock were excluded in the computation of 2008 diluted earnings per share as their effects were anti-dilutive.

		Weighted
		average number	Per share
Year ended December 31, 2009	Income	of shares	amount
Basic earnings per share	$1,652	44,803,735	$0.04
Effect of dilutive securities — Stock options	—	6,063	—

Diluted earnings per share	$1,652	44,809,798	$0.04

11.	Staff Retirement Plans
The Company operates a retirement benefit scheme (“RBS”) for all qualifying employees in Macao (terminated in March 2009) and a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The RBS and MPF are defined contribution schemes and the assets of the schemes are managed by trustees independent to the Company.

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

According to the applicable laws and regulations in the PRC, the Company is required to contribute 10% to 11% of the stipulated salary set by the local government of Shenzhen. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in Macao, Hong Kong Japan and the PRC amounted to $1,800, $1,814 and $1,480 for the years ended December 31, 2007, 2008 and 2009, respectively.

12.	Income Taxes

The components of income before income taxes are as follows:

Year ended December 31,	2007	2008	2009

PRC, excluding Hong Kong and Macao	$78,318	$3,055	$4,629
Hong Kong, Macao and other jurisdictions	17,487	35,891	(3,881)

	$95,805	$38,946	$748

The Company’s income is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Cayman Islands law, ZPTL, NTEEP and JIC Technology are not subject to profit tax in the Cayman Islands as they have no business operations in the Cayman Islands. However, they may be subject to Hong Kong income taxes as described below if they have income earned in or derived from Hong Kong, if applicable.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 17.5% for the year ended December 31, 2007 and 16.5% for the years ended December 31, 2008 and 2009 to the estimated income earned in or derived from Hong Kong during the respective years if applicable.

The basic corporate tax rate for Foreign Investment Enterprises (“FIEs”) in the PRC, such as NTSZ, Zastron Shenzhen, Namtek Shenzhen and Jetup (collectively the “Shenzhen PRC subsidiaries”) was 33% (30% state tax and 3% local tax) as of December 31, 2007. However, because all of these PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualified for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen were not levying any local tax as of December 31, 2007. In 2006, two new FIEs, Wuxi Zastron Tech and Wuxi Zastron Flex were established. They are located in Wuxi, Jiangsu Province, the PRC and Wuxi Zastron Flex commenced production in 2009. They are entitled to an exemption from the enterprise income tax in the PRC for two years commencing from 2008, following a 50% relief from enterprise income tax in the PRC for the next three years.

Pursuant to the old PRC Tax Law, for FIEs such as NTSZ, Zastron Shenzhen, Namtek Shenzhen and Jetup which export 70% or more of the production value of their products, a reduction in the tax rate was available; in all cases apart from the years in which a tax holiday and tax incentive is available, there is an overall minimum tax rate of 10%. The following details the tax concessions received by the Company’s Shenzhen PRC subsidiaries under the old PRC Tax Law:
•	In 2007, NTSZ paid $9,145 and received a tax refund of $544 for being an export-oriented enterprise for the year 2006, and $431 from reinvestment of profit for the year 2005. In 2008, NTSZ received a tax refund of $2,045 from profit reinvestment for 2005 and 2006, and $3,568 for being an export-oriented enterprise for year 2007.

•	In 2007, Zastron Shenzhen paid $354 and received a tax refund of $191 and $494 from reinvestment of profits for 2005 and 2006, respectively.

•	In 2007, Namtek Shenzhen was entitled to a 5% tax refund for being an export-oriented enterprise.

•	In 2007, Jetup received a tax refund of $137 for being an export-oriented enterprise for the year 2006. Besides, Jetup also received $98 and $258 from reinvestment of profits for the years 2005 and 2006, respectively.
In year 2006, a FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. NTSZ, Zastron Shenzhen and Jetup qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years by their respective holding companies. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2007, tax recoverable under such arrangements was $5,365, which was included in income taxes recoverable and received during 2008.

On March 16, 2007, the PRC promulgated the New Law. Under the New Law which became effective from January 1, 2008, inter alia, the tax refund under the capital reinvestment scheme as described above is removed. As a result, for 2007, the Shenzhen PRC subsidiaries have continued to provide enterprise income tax at a tax rate of 10% as discussed above. In addition, under the New Law, all enterprises (both domestic enterprises and FIEs) will have one uniform tax rate of 25%. On December 6, 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for years ended December 31, 2008 and 2009, and the years ending December 31, 2010, 2011 and 2012, respectively, for Shenzhen PRC subsidiaries. In 2007, the deferred tax balance was adjusted to reflect the tax rates that are expected to apply. Moreover, under the New Law, there is no reduction in the tax rate for FIEs which export 70% or more of the production value of their products with effect from January 1, 2008. As such, the Company does not have any further benefit for 2008 and 2009 after the implementation of the New Law.

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008.

12.	Income Taxes-continued

The limitation of the Company’s obligation for the 5% dividend withholding tax to only those dividends paid out of earnings that arose on or after January 1, 2008 is due to guidance issued by the PRC government in February 2008. As such, the Company’s tax provision includes $740 and $363 of income tax expense for the 5% dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries as of December 31, 2008 and 2009 respectively.

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

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2008 and 2009, there were no interest and penalties related to uncertain tax positions, and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2007 to 2009 may be subject to examination by the PRC and Hong Kong tax authorities.

Since the fourth quarter of 2007, various of our inactive subsidiaries have been involved in tax disputes from year 1996 onwards with the Inland Revenue Department of Hong Kong, or HKIRD, the income tax authority of the Hong Kong Government.

In October 2007, the HKIRD issued an assessment Determination against NTTC, a limited liability company incorporated in Hong Kong and an indirect wholly owned subsidiary of the Company. This assessment relates to four tax years from 1996/1997 to 1999/2000. The taxes assessed in this proceeding amount to approximately $2,900.

After consulting Hong Kong tax experts, Nam Tai believed that the position of the HKIRD for the years in question was incorrect as a matter of law and accordingly NTTC objected to the HKIRD’s assessment and appealed it to the Hong Kong Board of Review, an independent body established under Hong Kong Inland Revenue Ordinance to hear appeals of HKIRD assessments. In December 2008, the Board of Review dismissed the Company’s appeal. According to advice from Senior Counsel in Hong Kong, the Court of Appeal in Hong Kong is unlikely to disturb the findings of the Board of Review. As such, NTTC has decided not to proceed with the appeal.

In addition to the assessment Determination of October 2007, in May 2008, the HKIRD issued a writ against NTTC claiming taxes in the amount of approximately $3,000 for the taxable years from 1997/1998 to 2000/2001, partially overlapping the taxes against NTTC assessed by HKIRD in its assessment Determination of October 2007. Nam Tai’s defence was then struck out by the District Court in Hong Kong. According to advice from Senior Counsel in Hong Kong, the Court of Appeal is unlikely to disturb the findings of the District Court. As such, NTTC has decided not to appeal against the decision of the District Court.

The HKIRD has also made estimated assessments against NTGM, another wholly owned subsidiary of Nam Tai, which has been inactive since 2005. This assessment, which relates to the tax years of 2001 and 2002, is in the amount of approximately $172, including interest allegedly due thereon. On December 17, 2008, the Hong Kong tax authorities issued a Writ of Summons through the District Court in Hong Kong claiming against NTGM for the amount of $172 as taxes allegedly due and payable, together with interest, to the Hong Kong tax authorities for the fiscal years 2001 to 2002. NTGM filed its defense on January 29, 2009, but on February 17, 2009, HKIRD filed papers seeking to strike out the Defence. As the Defence of NTGM was similar to the defense of NTTC and Senior Counsel has advised that the Defence of NTTC is not arguable before the court, NTGM has accordingly agreed with HKIRD to allow Judgment to be entered against NTGM by consent.

HKIRD does not accept Nam Tai’s explanations that it was necessary for these subsidiaries to perform their individual functions for the whole Nam Tai group and therefore the management fees paid by the Company by contract to support and finance all the necessary overhead expenses of these subsidiaries (not located in Hong Kong) to contribute to the businesses representing the administration and finance departmental functions for the whole group under the corporate structure at that time were not regarded as necessary expenses by HKIRD.

12.	Income Taxes-continued

Since it is believed that it will be difficult for these subsidiaries to continue co-operating with HKIRD in the future, if the Company discontinues financing these subsidiaries, they will be forced to liquidate in due course. As these subsidiaries do not conduct any business and have been inactive or dormant for some time, and have either assets of limited book-value or no assets, it is believed that there should be no impact from these proceeding on the Company’s financial condition, liquidity or results of operations.

Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2007	2008	2009

Current tax	$(7,276)	$(3,670)	$(2,087)
Deferred tax	3,246	793	804

	$(4,030)	$(2,877)	$(1,283)

The Company’s deferred tax assets and liabilities as of December 31, 2008 and 2009 are attributable to the following:

December 31,	2008	2009
Net operating losses	$2,860	$2,634
Obsolete inventories	199	171
Allowance for doubtful accounts	5	47
Property, plant and equipment	3,546	4,486
Employee severance benefits	—	196

Total deferred tax assets	6,610	7,534
Less: valuation allowance	(1,831)	(1,588)

Deferred tax assets	4,779	5,946

Deferred tax liability arising from withholding tax on undistributed earnings of PRC subsidiaries	(740)	(1,103)

Net deferred tax	$4,039	$4,843

Movement of valuation allowance:

December 31,	2007	2008	2009
At beginning of the year	$1,647	$1,040	$1,831
Current year (reduction) addition	(607)	1,227	(276)
Disposal of a subsidiary	—	(399)	—
Change in tax law	—	(37)	33

At end of the year	$1,040	$1,831	$1,588

The valuation allowance as of December 31, 2008 and 2009 was related to net operating losses carried forward that, in the judgment of management, are more likely than not that the assets will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

As of December 31, 2007, 2008 and 2009, the Company had net operating losses of $5,943, $3,663 and $3,326, respectively, which may be carried forward indefinitely. As of December 31, 2009, the Company had net operating losses of $6,410 and $5,392, respectively, which will expire in the year ending December 31, 2013 and 2014, respectively.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

12.	Income Taxes — continued

Year ended December 31,	2007	2008	2009

Income before income taxes	$95,805	$38,946	$748
PRC tax rate	15%	18%	20%
Income tax expense at PRC tax rate on income before income tax	$(14,371)	$(7,010)	$(150)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	132	(71)	(485)
Effect of tax holidays and tax incentives	3,902	—	—
Effect of change in tax law	3,246	330	364
Change in valuation allowance	607	(1,227)	276
Deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	—	(740)	(363)
Effect of income not taxable for tax purpose	3,418	7,307	—
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Exempted interest income	124	57	—
Exempted exchange gain	984	1,000	—
Non-deductible legal and professional fees	(332)	(146)	—
Non-deductible impairment loss on goodwill	—	(3,122)	—
Non-deductible and non-taxable items	(672)	655	(766)
Under-provision of income tax expense in prior years	(877)	—	(46)
Others	(191)	90	(113)

	$(4,030)	$(2,877)	$(1,283)

No income tax arose in the United States of America in any of the periods presented.

Additional tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $3,902, nil and nil in the years ended December 31, 2007, 2008 and 2009, respectively (representing a decrease in the basic earnings and diluted earnings per share of $0.08, nil and nil in the years ended December 31, 2007, 2008 and 2009, respectively).
13.	Entrusted loan receivable/payable

During the year ended December 31, 2008, two of the PRC subsidiaries of the Company, NTSZ and Jetup, entered into an entrusted loan arrangement in the amount of $8,199 with a bank, in which NTSZ acts as the entrusting party, the bank acts as the lender and Jetup acts as the borrower (the “Entrusted Loan”). The Entrusted Loan receivable and Entrusted Loan payable cannot be offset and bear interest of 5% per annum and are repayable within one year. The Entrusted Loan is used to finance the operation and working capitals needs of Jetup. The entrusted loan was repaid in July 2009.
14.	Financial Instruments

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and accounts receivable. As at December 31, 2009, two major receivables accounted for 35% and 13% of total accounts receivable.

The Company’s cash and cash equivalents are deposits placed at banks with high credit ratings. This investment policy limits the Company’s exposure to concentrations of credit risk.

The accounts receivable balances largely represent amounts due from the Company’s principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. Allowance for doubtful debts was $25 and $59 as of December 31, 2008 and 2009, respectively.
15.	Commitments and Contingencies
(a)	Commitments
Our contractual obligations, including capital expenditure and future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2009 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

15.	Commitments and Contingencies — continued
(a)	Commitments — continued

	Payments (in thousands) due by period
Contractual Obligation	Total	2010	2011	2012
Operating leases	$3,999	$1,797	$1,582	$620
Capital commitment	2,191	2,191	—	—

Total	$6,190	$3,988	$1,582	$620

(b)	Significant legal proceedings
There is no significant legal proceeding as of December 31, 2009.
16.	Segment Information

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

The following table provides operating financial information for the three reportable segments.
Year ended December 31, 2007

	CECP	TCA	LCDP	Corporate	Total
Net sales — third parties	$283,757	$413,198	$83,867	$—	$780,822
Cost of sales	(234,729)	(384,443)	(74,632)	—	(693,804)

Gross profit	49,028	28,755	9,235	—	87,018
General and administrative expenses *	(12,422)	(8,805)	(4,640)	(4,119)	(29,986)
Selling expenses *	(2,847)	(2,026)	(1,691)	—	(6,564)
Research and development expenses	(4,144)	(3,941)	(1,713)	—	(9,798)
Other income (expenses), net	4,851	561	(121)	(3,072)	2,219
Gain on disposal of marketable securities	43,815	—	—	—	43,815
Gain on sales of subsidiaries’ shares	—	—	—	390	390
Interest income	3,609	1,055	30	4,469	9,163
Interest expense	(24)	—	(452)	24	(452)

Income (loss) before income taxes	81,866	15,599	648	(2,308)	95,805
Income taxes	(5,655)	350	1,275	—	(4,030)

Consolidated net income (loss)	76,211	15,949	1,923	(2,308)	91,775
Net income attributable to noncontrolling interests	(21,693)	—	(458)	(121)	(22,272)

Net income (loss) attributable to Nam Tai shareholders	$54,518	$15,949	$1,465	$(2,429)	$69,503

16.	Segment Information-continued
Year ended December 31, 2008

	CECP	TCA	LCDP	Corporate	Total
Net sales — third parties	$271,365	$274,953	$76,534	$—	$622,852
Cost of sales	(221,402)	(259,345)	(71,427)	—	(552,174)

Gross profit	49,963	15,608	5,107	—	70,678
General and administrative expenses *	(10,813)	(9,450)	(5,133)	(3,716)	(29,112)
Selling expenses *	(3,735)	(1,534)	(1,676)	—	(6,945)
Research and development expenses	(5,496)	(3,780)	(1,614)	—	(10,890)
Impairment loss on goodwill	—	—	(17,345)	—	(17,345)
Other income (expenses), net	4,429	821	(155)	1,333	6,428
Gain on sales of subsidiaries’ shares	—	—	—	20,206	20,206
Interest income	2,801	785	179	2,517	6,282
Interest expense	—	—	(356)	—	(356)

Income (loss) before income taxes	37,149	2,450	(20,993)	20,340	38,946
Income taxes	(4,278)	1,221	180	—	(2,877)

Consolidated net income (loss)	32,871	3,671	(20,813)	20,340	36,069
Net (income) loss attributable to noncontrolling interests	(5,512)	—	78	—	(5,434)

Net income (loss) attributable to Nam Tai shareholders	$27,359	$3,671	$(20,735)	$20,340	$30,635

Year ended December 31, 2009

	CECP	TCA	LCDP	Corporate	Total
Net sales — third parties	$116,063	$222,959	$69,115	$—	$408,137
Cost of sales	(94,806)	(210,385)	(62,626)	—	(367,817)

Gross profit	21,257	12,574	6,489	—	40,320
General and administrative expenses	(7,155)	(12,775)	(4,310)	(4,153)	(28,393)
Selling expenses	(2,018)	(1,784)	(1,464)	—	(5,266)
Research and development expenses	(3,286)	(2,152)	(835)	—	(6,273)
Other income (expenses), net	78	213	49	(596)	(256)
Interest income	476	68	10	264	818
Interest expense	—	—	(202)	—	(202)

Income (loss) before income taxes	9,352	(3,856)	(263)	(4,485)	748
Income taxes	(2,683)	743	657	—	(1,283)

Consolidated net income (loss)	6,669	(3,113)	394	(4,485)	(535)
Net loss attributable to noncontrolling interests	41	969	1,177	—	2,187

Net income (loss) attributable to Nam Tai shareholders	$6,710	$(2,144)	$1,571	$(4,485)	$1,652

*	The 2009 presentation shows general and administrative expenses and selling expenses as separate line items, whereas the Company’s consolidated statements of income for 2007 and 2008, as originally published, combined general and administrative expenses and selling expenses as a single line item labeled “Selling, general and administrative expenses.” Selling, general and administrative expenses for 2007 and 2008 have been presented separately in the segment information to conform to the 2009 presentation.

16.  Segment Information — continued
Year ended December 31, 2007

	CECP	TCA	LCDP	Corporate	Total
Depreciation and amortization	$6,815	$10,453	$4,230	$3	$21,501
Capital expenditures	$5,609	$4,996	$4,568	$94	$15,267
Total assets	$212,098	$150,963	$64,628	$117,129	$544,818
Year ended December 31, 2008

	CECP	TCA	LCDP	Corporate	Total
Depreciation and amortization	$6,846	$10,558	$4,800	$4	$22,208
Capital expenditures	$1,894	$39,501	$4,040	$—	$45,435
Total assets	$189,889	$164,516	$42,977	$116,679	$514,061
Year ended December 31, 2009

	CECP	TCA	LCDP	Corporate	Total
Depreciation and amortization	$6,516	$10,430	$6,167	$3	$23,116
Capital expenditure	$176	$24,335	$471	$—	$24,982
Total assets	$112,058	$141,734	$42,153	$107,979	$403,924
There were no material inter-segment sales for the years ended December 31, 2007, 2008 and 2009.

16.	Segment Information — continued
A summary sets forth the percentage of net sales of each of the Company’s product lines of each segment for the years ended December 31, 2007, 2008 and 2009, is as follows:

Year ended December 31,	2007	2008	2009

Product line

CECP:
- Assembling
- Consumer electronics and communication products	36%	44%	28%

TCA	53%	44%	55%

LCDP:
- Parts and components
- LCD products	11%	12%	17%

	100%	100%	100%

A summary of net sales, net income (loss) attributable to Nam Tai shareholders and long-lived assets by geographic areas is as follows:

By geographical area:

Year ended December 31,	2007	2008	2009

Net sales from operations within:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$780,822	$622,852	$408,137
Intercompany sales	253	141	19

	781,075	622,993	408,156

- Intercompany eliminations	(253)	(141)	(19)

Total net sales	$780,822	$622,852	$408,137

Net income (loss) attributable to Nam Tai shareholders within:
- PRC, excluding Hong Kong and Macao	$52,338	$(4,542)	$5,533
- Hong Kong, Macao and other jurisdictions	17,165	35,177	(3,881)

Total net income attributable to Nam Tai shareholders	$69,503	$30,635	$1,652

Year ended December 31,	2007	2008	2009

Net sales to customers by geographical area:
- Hong Kong	$255,569	$226,020	$116,254
- Europe	128,800	136,888	47,577
- United States	113,352	108,150	41,147
- PRC (excluding Hong Kong)	169,395	86,968	43,300
- Japan	20,827	11,623	140,923
- North America (excluding United States)	11,328	15,775	762
- Korea	34,731	9,411	1,503
- Other	46,820	28,017	16,671

Total net sales	$780,822	$622,852	$408,137

16.	Segment Information — continued

As of December 31,	2007	2008	2009

Long-lived assets by geographical area:
- PRC, excluding Hong Kong and Macao	$98,441	$121,475	$121,286
- Hong Kong and Macao	158	185	120

Total long-lived assets	$98,599	$121,660	$121,406

Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at prices consistent with what the Company would charge third parties for similar goods.

The Company’s sales to customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2007	2008	2009

A	$157,891	$95,508	$72,922
B	123,858	102,894	94,015
C	84,555	N/A	N/A
D	N/A	95,911	41,559
E	N/A	65,269	N/A
F	N/A	N/A	49,770

	$366,304	$359,582	$258,266

17.	Employee severance benefits
As a result of the global economic crisis, the Company suffered serious difficulties in production and business operations during 2009, and reduced the headcount in the operating subsidiaries by approximately 1,900 from 7,104 at December 31, 2008. The employee severance benefits in 2009 amounted to $5,058 (2007 and 2008: nil), and it was recorded as general and administrative expenses. The employee severance benefits by segment were as follows:

2009
Expenses incurred by segment:
CECP	$1,698
TCA	2,101
LCDP	1,259

$5,058

2009
Provision for employee severance benefits:
Balance at January 1, 2009	$—
Provision for the year	5,058
Payments during the year	(4,079)

Balance at December 31, 2009	$979

18.	Subsequent event
The Company has applied to the Chinese government (i) to merge Jetup into Zastron Shenzhen and (ii) to merge Wuxi Zastron Tech into Wuxi Zastron Flex. Upon completion of these mergers, which the Company expects to be completed in the first half of 2010, Jetup and Wuxi Zastron Tech will cease to exist, and their assets, liabilities and operations will be transferred to Zastron Shenzhen and Wuxi Zastron Flex, respectively.

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
STATEMENTS OF INCOME
(In thousands of US dollars)

	Year ended December 31,
	2007	2008	2009

General and administrative expenses*	$(4,115)	$(2,834)	$(2,936)
Other (expense) income, net	(3,078)	1,328	(626)
Gain on sales of subsidiaries’ shares	390	20,206	—
Interest income on loan to a subsidiary	—	12,146	11,134
Interest income	4,493	2,517	263

(Loss) income before income taxes	(2,310)	33,363	7,835
Income taxes	—	—	—

(Loss) income before share of net profits (losses) of subsidiaries, net of taxes	(2,310)	33,363	7,835
Share of net profits (losses) of subsidiaries, net of taxes	71,813	(2,728)	(6,183)

Net income attributable to Nam Tai shareholders	$69,503	$30,635	$1,652

* Amount of share-based compensation expense included in general and administrative expenses	$268	$290	$67

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
BALANCE SHEETS
(In thousands of US dollars)

	December 31,
	2008	2009

ASSETS
Current assets:
Cash and cash equivalents	$107,668	$91,398
Fixed deposits maturing over three months	—	12,903
Prepaid expenses and other receivables	309	—
Loan to a subsidiary — current	51,906	51,906
Amounts due from subsidiaries	12,990	11,134

Total current assets	172,873	167,341

Equipments, net	3	1
Loan to a subsidiary — non-current	259,525	233,573
Investments in subsidiaries	(96,928)	(57,247)

Total assets	$335,473	$343,668

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$3,355	$2,576
Dividend payable	9,857	—
Amounts due to subsidiaries	—	14,682

Total liabilities	13,212	17,258

Shareholders’ equity:
Common shares ($0.01 par value — authorized 200,000,000 shares, issued 44,803,735 shares as at December 31, 2008 and 2009)	448	448
Additional paid-in capital	282,767	285,264
Retained earnings	39,054	40,706
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	322,261	326,410

Total liabilities and shareholders’ equity	$335,473	$343,668

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands of US dollars, except share and per share data)

						Accumulated
	Common	Common	Reinstatement	Additional		Other	Total
	Shares	Shares	of Redeemed	Paid-in	Retained	Comprehensive	Shareholders’	Comprehensive
	Outstanding	Amount	Shares	Captial	Earnings	Income (Loss)	Equity	Income

Balance at January 1, 2007	43,786,586	$438	$17,159	$264,393	$25,030	$10,074	$317,094
Equity-settled share-based payment	—	—	—	268	—	—	268
Reinstatement of redeemed shares	1,017,149	10	(17,159)	17,149	—	—	—
Net income	—	—	—	—	69,503	—	69,503	$69,503
Share of subsidiaries’ equity transactions:
Equity settled share-based payment	—	—	—	85	—	—	85
Reserve shared by noncontrolling interests	—	—	—	—	(9,052)	—	(9,052)	(9,052)
Unrealized gain of marketable securities	—	—	—	—	—	17,451	17,451	17,451
Disposal of marketable securities	—	—	—	—	—	(27,381)	(27,381)	(27,381)
Foreign currency translation	—	—	—	—	—	(152)	(152)	(152)

Comprehensive income								$50,369

Cash dividends ($0.84 per share)	—	—	—	—	(37,635)	—	(37,635)

Balance at December 31, 2007	44,803,735	$448	$—	$281,895	$47,846	$(8)	$330,181
Equity-settled share-based payment	—	—	—	290	—	—	290
Repurchase of share options	—	—	—	(68)	—	—	(68)
Net income	—	—	—	—	30,635	—	30,635	$30,635
Share of subsidiaries’ equity transactions:
Equity settled share-based payment	—	—	—	650	—	—	650

Comprehensive income								$30,635

Cash dividends ($0.88 per share)	—	—	—	—	(39,427)	—	(39,427)

Balance at December 31, 2008	44,803,735	$448	$—	$282,767	$39,054	$(8)	$322,261
Equity-settled share-based payment	—	—	—	67	—	—	67
Acquisition of subsidiaries’ share	—	—	—	2,430	—	—	2,430
Net income	—	—	—	—	1,652	—	1,652	$1,652

Comprehensive income								$1,652

Balance at December 31, 2009	44,803,735	$448	$—	$285,264	$40,706	$(8)	$326,410

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2007	2008	2009

Cash flows from operating activities:
Net income attributable to Nam Tai shareholders	$69,503	$30,635	$1,652

Adjustments to reconcile net income attributable to Nam Tai shareholders to net cash provided by operating activities:
Share of net (profits) losses of subsidiaries, net of taxes	(71,813)	2,728	6,183
Dividend income from subsidiaries	17,116	26,446	—
Gain on disposal of subsidiaries	(390)	(20,206)	—
Depreciation	1	1	2
Dividend withheld	—	(305)	—
Share-based compensation expenses	268	290	67
Changes in current assets and liabilities:
Decrease (increase) in prepaid expenses and other receivables	978	(298)	309
Increase (decrease) in accrued expenses and other payables	613	173	(779)

Net cash provided by operating activities	$16,276	$39,464	$7,434

Cash flows from investing activities:
Proceeds on disposal of subsidiaries’ shares	49,002	50,024	—
Increase in fixed deposits maturing over three months	—	—	(12,903)
Acquisition of subsidiaries’ shares	(62,755)	(2,906)	(43,434)
(Increase) decrease in amounts due from subsidiaries	—	(12,946)	1,856
Purchase of equipment	(3)	—	—
(Increase) decrease in other assets	(25)	264	—

Net cash (used in) provided by investing activities	$(13,781)	$34,436	$(54,481)

Cash flows from financing activities:
(Decrease) increase in amounts due to subsidiaries	(1,313)	(1,439)	14,682
Proceeds from loan to a subsidiary	—	—	25,952
Payment for repurchase of share options	—	(68)	—
Dividend paid	(44,765)	(38,774)	(9,857)

Net cash (used in) provided by financing activities	$(46,078)	$(40,281)	$30,777

Net (decrease) increase in cash and cash equivalents	(43,583)	33,619	(16,270)
Cash and cash equivalents at beginning of year	117,632	74,049	107,668

Cash and cash equivalents at end of year	$74,049	$107,668	$91,398

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
NOTE TO SCHEDULE 1
(in thousands of US dollars)
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2009, $270,548 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2007, 2008 and 2009.
During the years ended December 31, 2007, 2008 and 2009, cash dividends of approximately $17,116, $26,446 and nil, respectively, were declared and paid by subsidiaries of the Company.

ITEM 19. EXHIBITS
          The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Association, as amended on June 26, 2003 (incorporated by reference to Exhibit 1.1 to the registrant’s Form 8-A/A filed with the SEC on December 13, 2007).

4.1	2006 Stock Option Plan of Nam Tai Electronics, Inc adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

4.2	Amendment to 2006 Stock Option Plan (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

4.3	Amended 2001 Option Plan dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

4.4	Amendment to 2001 Stock Option Plan (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement. on Form S-8 File No. File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

4.5	Agreement dated March 28, 2008 between Nam Tai subsidiary, Wuxi Zastron Precision-Flex Co. Ltd. (formerly known as Zastron Precision-Flex (Wuxi) Co. Ltd.) and Yixing Building Engineering & Installation Co. Ltd. for the engagement of Yixing Building Engineering & Installation Co. Ltd. as the main contractor of civil works in relation to the facility in Wuxi (incorporated by reference to Exhibit 4.52 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009)*

4.6	Supplemental Loan Agreement dated April 3, 2008 between Nam Tai’s two subsidiaries, Zastron Precision —Tech Limited and Zastron Electronic (Shenzhen) Co. Ltd extending the repayment term for a loan of $18,660,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd. (incorporated by reference to Exhibit 4.53 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009)

4.7	Banking Facilities Letter dated June 2, 2008 to Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited from Hongkong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 4.54 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009).

4.8	Banking Facilities Letter dated July 7, 2008 to Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd. from HSBC Bank (China) Company Limited (incorporated by reference to Exhibit 4.55 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009).

4.9	Guarantee dated July 7, 2008 from Nam Tai’s subsidiary, Namtai Electronic and Electrical Products Limited to HSBC Bank (China) Company Limited (incorporated by reference to Exhibit 4.56 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009).

4.10	Supplemental Agreement dated July 10, 2008 between Nam Tai subsidiary, Wuxi Zastron Precision-Flex Co. Ltd. (formerly known as Zastron Precision-Flex (Wuxi) Co. Ltd.) and Yixing Building Engineering & Installation Co. Ltd. for the engagement of Yixing Building Engineering & Installation Co. Ltd. as the main contractor of mechanical and electrical works in relation to the facility in Wuxi (incorporated by reference to Exhibit 4.57 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009).

4.11	Novation Agreement dated August 8, 2008 between Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Products Limited and Zastron Precision-Tech Limited, on the one hand, and Parsons Brinckerhoff (Asia) Limited, on the other (incorporated by reference to Exhibit 4.58 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009).

4.12	Banking Facilities Letter dated August 11, 2008 to Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co. Ltd. from HSBC Bank (China) Company Limited for Namtai Electronic (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.59 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009).

4.13	Banking Facilities Letter dated August 11, 2008 to Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co. Ltd. from HSBC Bank (China) Company Limited (incorporated by reference to Exhibit 4.60 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009).

4.14	Novation Agreement dated August 13, 2008 between Nam Tai’s two subsidiaries, Nam Tai Electronic & Electrical Products Limited and Zastron Precision-Tech Limited and SAP HK Co. Ltd (incorporated by reference to Exhibit 4.61 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009).

Exhibit No.	Exhibit
4.15	Novation Agreement dated August 13, 2008, Nam Tai Electronic & Electrical Products Limited and Zastron Precision-Tech Limited and Hong Kong Productivity Council (incorporated by reference to Exhibit 4.62 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009).

4.16	Banking Facilities Letter dated November 24, 2008 from and China Construction Bank to Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co. Ltd., (incorporated by reference to Exhibit 4.63 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009).**

4.17	Supplemental plant construction contractor’s agreement (electrical engineering) dated July 10, 2009 between Nam Tai Subsidiary, Wuxi Zastron Precision-Flex Company Limited, and Yixing Building Engineering & Installation Co. Ltd.**

4.18	Banking Facilities Letter dated August 6, 2009, between Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Company Ltd and HSBC Bank (China) Company (renewing the Bank Facilities letter included as Exhibit 4.12 above).

8.1	Diagram of Company’s subsidiaries at December 31, 2009. See the diagram on page 22 of this Report.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005)

12.1	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Rule 13 a - 14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm - Morre Stephens.

15.2	Consent of Independent Registered Public Accounting Firm - Deloitte Touche Tohmatsu

15.3	Letter of Deloitte Touche Tohmatsu, registrant’s former independent registered public accounting firm, dated April 20, 2009 filed pursuant to Item 16F(a)(3) of Form 20-F (incorporated by reference to Exhibit 2 of the Company’s Form 6-K for the month of April 2009 furnished to the SEC on April 20, 2009).

*	The agreement is written in Chinese and a Summary is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

**	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAM TAI ELECTRONICS, INC.
By:	/s/ Koo Ming Kown
Koo Ming Kown
Chief Financial Officer

Date: March 16, 2010