Form 20-F
period 2010-12-31
NAM TAI ELECTRONICS INC
filed 2011-03-16
CIK 829365

OMB APPROVAL
OMB Number: 3235-0288
Expires: December 31, 2012
Estimated average burden hours per response...2645.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                    ;

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from                      to
Commission File Number: 001-31583

Nam Tai Electronics, Inc.
(Exact name of registrant as specified in its charter)

Kee Wong, Corporate Secretary
	Gushu Industrial Estate,	Tele: (852) 2341 0273; Fax (852) 2263 1001(1);
	Xixiang,	E-mail: lkwong@namtai.com.hk
	Baoan, Shenzhen,	Unit 1201, 12th Floor, Tower 1, Lippo Centre,
British Virgin Islands	People’s Republic of China	89 Queensway, Admiralty, Hong Kong(1)
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)	(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)
     Securities registered or to be registered pursuant to Section 12(b) of the Act: Common shares, $0.01 par value per share
     Securities registered pursuant to Section 12(g) of the Act: NONE
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
     As of December 31, 2010, there were 44,803,735 common shares of the registrant outstanding.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ☐ Yes ☑ No
     Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes(2) ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
     If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☐ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act). ☐ Yes ☑ No

(1)	Fax and address effective April 1, 2011. Until April 1, 2011, registrant’s address is Units 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong and its fax number is (852) 2263 1223

(2)	Interactive data filings are not required of registrant until its Annual Report on Form 20-F for its year ending December 31, 2011.

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
     Not applicable to Nam Tai.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable to Nam Tai.

ITEM 3.	KEY INFORMATION
     Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected consolidated statements of income data for each of the three years in the period ended December 31, 2010 and the consolidated balance sheets data as of December 31, 2009 and 2010 are derived from our consolidated financial statements and notes thereto included in this Report. The selected consolidated statements of income data for each of the two-year periods ended December 31, 2006 and 2007 and the consolidated balance sheets data as of December 31, 2006, 2007 and 2008 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled “Item 5, Operating and Financial Review and Prospects,” and our consolidated financial statements including the related footnotes which are included in the F pages of this report immediately following page 76.

Selected Financial Information

	Year ended December 31,
Consolidated statements of income data:	2006	2007	2008	2009	2010
	(in thousands, except per share data)
Net sales	$870,174	$780,822	$622,852	$408,137	$534,420
Cost of sales	(783,953)	(693,804)	(552,174)	(367,817)	(483,126)
Gross profit	86,221	87,018	70,678	40,320	51,294
Gain on disposal of asset held for sale	9,258	—	—	—	—
Operating expenses:
General and administrative expenses (1)(2)	(26,203)	(29,986)	(29,112)	(28,393)	(25,232)
Selling expenses (1)	(4,465)	(6,564)	(6,945)	(5,266)	(5,504)
Research and development expenses	(7,866)	(9,798)	(10,890)	(6,273)	(5,757)
Impairment loss on goodwill	—	—	(17,345)	—	—
Losses arising from the judgment to reinstate redeemed shares	(14,465)	—	—	—	—
Total operating expenses	(52,999)	(46,348)	(64,292)	(39,932)	(36,493)
Income from operations	42,480	40,670	6,386	388	14,801
Other (expenses) income — net	(1,265)	2,219	6,428	(256)	3,972
Gain on sale of subsidiaries’ shares	—	390	20,206	—	—
Gain on disposal of marketable securities	—	43,815	—	—	—
Loss on marketable securities arising from split share structure reform	(1,869)	—	—	—	—
Interest income	8,542	9,163	6,282	818	1,484
Interest expense	(602)	(452)	(356)	(202)	—
Income before income tax	47,286	95,805	38,946	748	20,257
Income tax expenses(3)	(377)	(4,030)	(2,877)	(1,283)	(5,251)
Consolidated net income (loss)	46,909	91,775	36,069	(535)	15,006
Net (income) loss attributable to noncontrolling interests	(6,153)	(22,272)	(5,434)	2,187	—
Net income attributable to Nam Tai shareholders	40,756	69,503	30,635	1,652	15,006
Earnings per share:
Basic	$0.93	$1.56	$0.68	$0.04	$0.33
Diluted	$0.93	$1.55	$0.68	$0.04	$0.33

Consolidated balance sheet data:	2006	2007	2008	2009	2010
	(in thousands, except per share data)
Cash and cash equivalents	$221,084	$272,459	$237,017	$182,722	$228,067
Fixed deposits maturing over three months	—	—	—	12,903	—
Working capital (4)	238,105	266,306	239,037	197,718	222,234
Land use rights and property, plant and equipment, net	105,394	98,599	121,660	121,406	101,159
Total assets	529,235	544,818	514,061	403,924	450,780
Short-term debt, including current portion of long-term debt	6,266	6,570	8,199	—	—
Long-term debt, less current portion	1,100	1,558	—	—	—
Total debt	7,366	8,128	8,199	—	—
Total Nam Tai shareholders’ equity (5)	317,094	330,181	322,261	326,410	334,134
Common shares	438	448	448	448	448
Total dividend per share(6)	1.52	0.84	0.88	—	0.20
Total number of common shares issued	43,787	44,804	44,804	44,804	44,804
Total number of common shares to be issued	1,017	—	—	—	—

(1)	The Company’s consolidated statements of income for years prior to 2009, as originally published, combined general and administrative expenses and selling expenses as a single line items labeled “Selling, general and administrative expenses”. In the above presentation of Selected Financial Data and in the Company’s consolidated financial statements included in this Report, such expenses have been presented separately to conform to the 2009 and 2010 presentation.

(2)	General and administrative expenses for the years ended December 31, 2009 and 2010 included employee severance benefits of $5.1 million and $656,000, respectively. General and administrative expenses for the years ended December 31, 2009 and 2010 also included accruals of $833,333 and $750,000, respectively, for a compensation obligation payable to the Company’s CFO at the end of three years’ continuous service. In October 2010, the Company’s compensation obligation payable at the end of three years to its CFO was terminated. In accordance with Staff Accounting Bulletin (“SAB”) Topics 1B.1 and 5T, Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 718-10-15-4, the aggregate of approximately $1.6 million previously accrued on this obligation during the periods from March 1, 2009 through December 31, 2009 and from January 1, 2010 to September 30, 2010 was reclassified and added to “additional paid-in capital” on the Company’s Balance Sheet as at December 31, 2010.

(3)	Income tax expenses for the year ended December 31, 2010 included a deferred tax credit of $2.6 million arising from tax losses of the Company’s flexible printed circuit, or FPC, business in Wuxi. However, the actual utilization of such deferred tax asset depends on future profit streams of that business.

(4)	Working Capital represents the excess of current assets over current liabilities.

(5)	In November 2009, Nam Tai successfully completed the privatization of Nam Tai Electronic & Electrical Products Limited, or NTEEP, by tendering for and acquiring the 25.12 percent of NTEEP that it did not previously own, i.e., NTEEP’s noncontrolling shares, resulting in NTEEP becoming the Company’s wholly-owned subsidiary. Beginning with its consolidated financial statements for the year ended December 31, 2009, Nam Tai reclassified noncontrolling interests for years prior to 2009 as equity in accordance with FASB ASC 810-10-45-16 “Consolidated-Overall-Other Presentation Matter — Noncontrolling Interest in a Subsidiary.” The presentation in the table above includes such reclassification for 2006, 2007 and 2008. Total Nam Tai shareholders’ equity at December 31, 2010 also included approximately $1.6 million previously accrued on a compensation obligation payable to the Company’s CFO, which was terminated in October 2010. See footnote (2) above.

(6)	For 2010, the Company declared a dividend payable quarterly in 2011. See the table entitled “Dividends declared for 2011” in Item 8 “Financial Information — Dividends” on page 61 of this Report for the schedule of dividend payments for 2011.

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
     Historically, a substantial percentage of our sales have been made to a small number of customers. During the years ended December 31, 2008, 2009 and 2010, sales to our customers accounting for 10% or more of our net sales for those years, aggregated approximately 57.7%, 63.3% and 71.0%, respectively, of our net sales. During these same years, sales to our largest 10 customers accounted for 85.5%, 86.2% and 88.4%, respectively, of our net sales. We currently depend, and expect to continue to depend, on a relatively small number of customers for significant percentages of our net revenue and their growth, viability and financial stability. If our customers, particularly our major customers, experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the electronic manufacturing services, or EMS, that we provide to these customers could be curtailed or possibly even terminated. The loss of any one of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size.
     In addition, we generate significant account receivables in connection with the EMS we provide to our customers. If one or more of our customers become insolvent or otherwise were unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial position could be adversely affected. Such adverse effects could include one or more of the following: a further decline in revenue or net income, a charge for bad debts, a charge for inventory write-offs, a decrease in inventory turns, an increase in days in inventory and an increase in days in accounts receivable.
Continuing economic weakness may adversely affect our earnings, liquidity and financial position.
     The business environment in the electronics industry has been challenging recently as a consequence of adverse worldwide economic conditions. In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses, and sovereign nations. These concerns slowed global economic growth and resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. The global economic weakness negatively impacted our operating results beginning in the second half of 2008 and continued through the first quarter ended March 31, 2010.
     Even though there are signs that an overall economic recovery is beginning, such recovery may be weak or short-lived. Recessionary conditions may return. If any of these potential negative economic conditions occur, a number of negative effects on our business could result and adversely affect:
•	the demand for our customers’ products,

•	the amount, timing and stability of their orders to us,

•	the financial strength of our customers and suppliers,

•	our customers and suppliers ability or willingness to do business with us,

•	our willingness to do business with them,

•	our suppliers’ and customers’ ability to fulfill their obligations to us,

•	the ability of our customers, our suppliers or us to obtain credit, secure funds or raise capital, and

•	the prices at which we can sell our products and services.
     Any of these effects could impact our ability to effectively manage inventory levels and collect receivables, increase our need for cash, and decrease our net revenue and profitability.
Our quarterly and annual operating results are subject to significant fluctuations as a result of a wide variety of factors.
     Substantially all of our sales are made on purchase order bases, and we are not always able to predict with certainty the timing or magnitude of these orders, especially during the global economic downturn. We cannot guarantee that we will continue to receive any orders from our customers, and our net sales will be harmed if we are unable to obtain a sufficient number of orders from, perform a sufficient number of EMS for, or ship a sufficient number of products to, customers in each quarter. In addition, our customers may cancel, change or delay product purchase orders with little or no advance notice to us. Also, we believe customers may be increasing the number of vendors upon which they rely for manufacturing. Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our business and operating results during any period. This could result from any one or a combination of factors, such as:
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
     Competition in the EMS industry is intense, characterized by price erosion, rapid technological change and competition from major international companies. This intense competition has resulted in pricing pressures and a lower gross margins percentage in certain years. Our gross margin percentages during the year ended December 31, 2010 and in each of the four preceding years are shown in the chart below.
     During 2010, we were burdened with start-up expenses at our newly operational manufacturing and assembly facility in Wuxi, which reduced our overall gross profit margin in 2010 by 2.1%, to 9.6%. However, in the future, we may not be able to improve on, or even maintain, our gross margin percentage at the level of 2010. If, as a result of competitive forces, we are compelled to lower our unit prices and are unable to otherwise offset the recent trend of decreases in our gross margins percentage, our financial position may be harmed and our stock price may fall.
Consolidation in industries that utilize or manufacture electronics components may adversely affect our business.
     Consolidation in industries that utilize electronics components may further increase as companies combine to achieve further economies of scale and other synergies, which could result in an increase in excess manufacturing capacity as companies seek to divest manufacturing operations or eliminate duplicative product lines. Excess manufacturing capacity may decrease pricing and competitive pressures for our industry as a whole and for us in particular. Consolidation could also result in an increasing number of very large companies offering products in multiple industries. The significant purchasing power and market power of these large companies could decrease pricing and competitive pressures for us. If one of our customers is acquired by another company that does not rely on us to provide services and has its own production facilities or relies on another provider of similar services, we may lose that customer’s business. Such consolidation among our customers may further reduce the number of customers that generate a significant percentage of our net revenue and exposes us to increased risks relating to reliance on a small number of customers. Any of the foregoing results of industry consolidation could adversely affect our business.
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
We may not be able to compete successfully with our competitors, many of which have substantially greater resources than we do. We will face intense competition when we soon begin large-scale production of flexible printed circuit, or FPC boards and FPC subassemblies.
     The electronic manufacturing services we provide are available from many independent sources as well as from our current and potential customers with in-house manufacturing capabilities. The following table identifies those companies, which we believe are our principal competitors (listed alphabetically) by category of products or services we provide:

Product/Service	Competitor
EMS	•	Celestica, Inc.
	•	Flextronics International Ltd.
	•	Hon Hai Precision Industry Co., Ltd.
	•	Jabil Circuit, Inc
	•	Sanmina-SCI Corporation

Image capturing devices and their modules	•	Altus Technology Inc (controlled by Foxconn)
	•	Lite-on Technology Corporation
	•	Logitech International S.A.
	•	The Primax Group

Mobile phone accessories	•	Balda-Thong Fook Solutions Sdn., Bhd.
	•	Celestica, Inc.
	•	Elcoteq Network Corp.
	•	Flextronics International Ltd.
	•	Foster Corporation
	•	Foxlink Group
	•	Merry Electronics Co. Ltd.
	•	WKK International (Holdings) Ltd.

Liquid crystal display, or LCD panels	•	Tianma Microelectronics Co., Ltd
	•	Truly International Holdings Ltd.
	•	Varitronix International Ltd.
	•	Yeebo (International) Holdings Ltd.

Telecommunication subassemblies and components	•	Flextronics International Ltd.
	•	LG. Philips LCD Co., Ltd.
	•	Samsung Electronics
	•	Varitronix International Ltd.

Consumer electronic products (calculators, personal organizers and linguistic products)	• •	Computime Limited Inventec Co. Ltd.
	•	Kinpo Electronics, Inc.
	•	VTech Holdings Limited

FPC boards/FPC subassemblies	•	Ichia Technologies Inc.
	•	Nitto Denko (HK) Ltd.
	•	NOK Corporation
     Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do and consolidations among our competitors could result in even larger competitors emerging. As a result, we may be unable to compete successfully with these organizations in the future.
     In addition to intense competition from large FPC board manufacturers located in Taiwan, China, Korea, Singapore, North America, Japan and Europe, such as those listed in the above table opposite “FPC boards/FPC subassemblies,” we also face such competition from large, established EMS providers that have acquired or, like we have, developed their own FPC manufacturing capabilities, and have extensive experience in electronics assembly. Furthermore, many companies in our target customer base are moving the design and manufacturing of their products to original engineering manufacturers, or OEMs, in Asia. Such competitions could create pressure on us to provide discounts or lower prices to gain or maintain market share, which could adversely affect our margins and the profitability of our FPC business and our operating results as a whole. In addition, if we are unable to capture significant original design manufactures (“ODMs”) as customers, we may be unable to sustain or grow our FPC business.
Cancellations or delays in orders could materially and adversely affect our gross margins and operating results.
     Our sales to OEMs are primarily based on purchase orders that we receive from time to time rather than firm, long-term purchase commitments. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Further, during times of potential component shortages, we have purchased, and may continue to purchase, raw materials and component parts in the expectation of receiving purchase orders for products that use these components. In the event actual purchase orders are delayed, are not received or are cancelled, we would experience increased inventory levels or possible write-offs of obsolete inventory, write-downs of raw materials inventory or the underutilization of our manufacturing capacity if, for example, we decline other potential orders because we expect to use our capacity to produce orders that are later delayed, reduced or canceled.
Our customers face numerous competitive challenges, such as rapid technological changes and short life cycles for their products, which may materially adversely affect their business, and also ours.
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
     Our customers may not develop new products in a timely and cost-effective manner, or the market for products they choose to develop may not grow or be sustained in line with their expectations. This would reduce the overall businesses they outsource, which would seriously affect our business and operating results. Even if we develop capabilities to manufacture new products, there can be no guarantee that a market exists or will develop for such products or that such products will adequately respond to market trends. If we invest resources to develop capabilities to manufacture or expand capabilities for existing and new products, like the investments we have made in our new factory in Wuxi, PRC to manufacture FPC boards, FPC subassemblies and other products, for which sales do not develop, our business and operating results would be seriously harmed. Even if the market for our services grows, it may not grow at an adequate pace.
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
Our inability to obtain local government approvals to release or obtain lands needed for our planned expansion projects would limit our future manufacturing capacity and adversely impact our growth and potentially our financial results when our existing capacity is reached.
     Currently, we have two separate projects planned for expansion, including:
•	the development of raw land in the Guangming Hi-Tech Industrial Park Shenzhen, China that we acquired in 2007 into new manufacturing and support facilities to supplement manufacturing that we conduct at our principal manufacturing facilities in Shenzhen, China, and

•	the acquisition and development of raw land adjacent to our recently operational manufacturing facility in Wuxi, China in order to construct structures, such as dormitories, canteen, labor activity center, research laboratory and testing and training centers, to support operations at our Wuxi manufacturing facility.
     All capital construction and expansion projects in China require a number of governmental approvals, which are subject to a variety of regulatory, economic and policy factors that are beyond our control. For example, although we fully paid the local government for the land use rights to our Guangming property in 2007, the government has delayed the release of this land to us and we have as yet been unable to commence development of the property. In the case of our planned expansion in Wuxi, while the local Wuxi government has indicated to us that it strongly supports our expansion and development on the site we have selected, it has been slow in providing the approvals and documentation necessary for us to consummate the acquisition of land use rights on the property and begin development.
     We believe that immediate expansion of our manufacturing facilities in Shenzhen is needed because we expect that the production capacity at our principal manufacturing facilities in Shenzhen to be fully utilized by the end of 2011 or early 2012. Similarly, we expect that our existing Wuxi facilities to reach full capacity in 2013 and we believe we need to complete construction of the planned adjunct facilities by then to house additional factory workers in order to increase capacity at these facilities.
     Even if we immediately obtained from the local governments the necessary approvals to release of our Guangming property and to consummate our acquisition of the Wuxi site, construction of the facilities planned for our expansion could be forstalled because of construction delays, equipment delays or shortages, labor shortages or disputes or other unexpected events. If we reach the limits of our manufacturing capacity before we are able to complete development of our planned expansion projects we may not be able to accept new customers or serve our existing customers adequately and potentially lose them, either of which would harm our growth, profitability and financial results.
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
     At December 31, 2010, we had $101.2 million in long-lived assets on our balance sheet. The valuation of our long-lived assets requires us to make assumptions about future sales prices and sales volumes for our products. Our assumptions are used to forecast future undiscounted cash flows. Given the current economic environment, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in the periods and year in which the charge is incurred.
The PRC’s labor law could penalize Nam Tai if it needs to make additional workforce reductions.
     In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau.
     Although we reduced our headcount in 2009 in response to then-prevailing economic conditions, we increased our workforce by approximately 12% during 2010, from approximately 5,200 employees at December 31, 2009 to approximately 5,800 at December 31, 2010. For information regarding our employees, their geographic location and their main category of activity during the years ended December 31, 2008, 2009 and 2010, please see Item 6 — “Employees” on page 55 of this Report. We can expect to incur much higher costs under China’s labor laws if we are forced in the future to downsize our workforce materially and such costs could have a material adverse effect on our financial results and financial condition.
The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. Any material increases in the labor costs for workers in the PRC may have a material and adverse effect on our financial operating results and profitability.
     We generate all revenues from sales of products that we manufacture at our facilities in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in an increased inflation and the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 4.9% in January 2011 from the level in January 2010. China’s overall economy and the average wage in the PRC are expected to continue to grow. For example, wages of our direct labor workforce increased substantially in 2010 and at December 31, 2010, average wage level was approximately 57% higher than that at December 31, 2009.
     Continuing increases in China’s inflation and material increases in the cost of labor would diminish our competitive advantage and, unless we are able pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.
We are exposed to impact of global business trends in the mobile phone industry, which could result in even lower gross margins on the mobile phone components and subassemblies we manufacture.
     During the year ended December 31, 2010, approximately 60.6% of our sales were derived from subassemblies and components for mobile phones and mobile phone accessories. Accordingly, any fluctuations in the size of the mobile phone market, market trends, increased competition or pricing pressure of mobile phone industry may affect our business and operating results. For example, the mobile phone industry has been experiencing rapid growth, particularly from emerging economies such as India and China. The growth in these markets, however, does not necessarily translate into increased margins or growing profits as mobile phones sold in developing countries are typically stripped down to basic features and sold for low prices. Competition in developing markets is fierce, even more intense than in countries with advanced economies. Accordingly, we expect that our margins and profitability of the components and assemblies we manufacture for use in mobile phones that our customers target for emerging economies to continue to undergo severe pricing pressures, resulting in lower margins on these products than those we have experienced historically.
Our customers are dependent on shipping companies for delivery of our products and interruptions to shipping could materially and adversely affect our business and operating results.
     Our customers rely on a variety of carriers for product transportation through various international ports. A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results. Similarly, an increase in freight surcharges from rising fuel costs or general price increases could materially and adversely affect our business and operating results.
Our products are sold internationally and the effect of business, legal and political risks associated with international operations could significantly harm us.
     As of December 31, 2010, approximately 99.9% of the net book value of our total property, plant and equipment was located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, China and Southeast Asia. Our international operations are subject to significant political and economic risks and legal uncertainties, including:
•	changes in economic and political conditions and in governmental policies;

•	changes in international and domestic customs regulations;

•	wars, civil unrest, acts of terrorism and other conflicts;

•	changes in tariffs, trade restrictions, trade agreements and taxation;

•	limitations on the repatriation of funds because of foreign exchange controls;

•	exposure to political and financial instability;

•	currency exchange fluctuations, collection difficulties or other country-specific losses;

•	exposure to fluctuations in the value of local currencies;

•	changes in value-added tax reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.
Any of these risks could significantly harm our business, financial condition and operating results.
Our operating results could be negatively impacted by seasonality.
     Historically, our sales and operating results have been affected by seasonality. Sales of products and components related to mobile phones have generally been lower in the first quarter after peaking fourth quarter. Sales of educational products and home entertainment devices are often higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, orders for consumer electronics products have historically been lower in the first quarter from both the closing of our factories in China for the Lunar New Year holidays and the general reduction in sales following the holiday season. These sales patterns may not be indicative of future sales performance in future. For example, in 2009 as a result of the prevailing economic turmoil, many of our customers either postponed or cancelled orders that had been scheduled for delivery for the Christmas holidays, which based on our historical seasonal patterns was unusual.
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
Our insurance coverage may not be sufficient to cover the risks to our manufacturing facilities or related to our operations.
     We have not experienced any major accidents in the course of our operations, which have caused significant property damage or personal injuries. However, there is no assurance that we will not experience major accidents in the future. Although we have insurance against various risks, including a business interruption, fidelity and losses or damages to our buildings, machinery, equipment and inventories, the occurrence of certain incidents such as major earthquakes, hurricanes, tsunamis, war, acts of terrorism, pandemics and flood, and their consequences, may not be covered adequately, or at all, by our insurance. In the event of a major earthquake or other disaster affecting our manufacturing facilities, our operations and management information systems, which control our worldwide procurement, inventory management, shipping and billing activities, could be significantly disrupted. Such events could also delay or prevent product manufacturing and shipment for the time required to transfer production or repair, rebuild or replace the affected manufacturing facilities. This time frame could be lengthy and result in significant expenses for repair and related costs. Any extended inability to continue our operations at affected facilities following such an event would reduce our revenue and potentially damage our reputation as a reliable supplier.
     We also face exposure to product liability claims in the event that any of our products is alleged to have resulted in property damage, bodily injury or other adverse effects. We have only limited product liability insurance covering certain of our products. Losses incurred or payments we may be required to make in excess of applicable insurance coverage or for uninsured events or any material claim for which insurance coverage is denied, limited or is not available could have a material adverse effect on our business, operating results or financial condition.
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
We depend on our executive officers and skilled personnel and if we are unable to attract or retain personnel necessary to operate our business, our ability to perform our services and manufacture and market our products successfully could be harmed.
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

     We have experienced high management and employee turnover at our manufacturing facilities in China, and are experiencing increased difficulty in recruiting employees for these facilities. In addition, we are noting the early signs of wage inflation, labor unrest and increased unionization in China and expect these to be ongoing trends for the foreseeable future, which could cause employee issues, including work stoppages, excessive wage increases and the formation of more active labor unions, at our China facilities. Virtually all of our employees work at our facilities in China, and our costs associated with hiring and retaining these employees have increased over the past several years and particularly during the last two years. The high turnover rate, our difficulty in recruiting and retaining qualified employees and the labor trends we are noting in China have resulted in an increase in our employee expenses and a continuation of any of these trends could result in even higher costs or production disruptions or delays, resulting in order cancellation, imposition of customer penalties if we were unable to perform manufacturing services and deliver product timely and could have a negative impact on our net sales and profitability.
The PRC legal system has inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our factories and to do business.
     We occupy our manufacturing facilities under China land use agreements with agencies of the PRC government and we occupy other facilities under lease agreements with the relevant landlord. The performance of these agreements and the operations of our factories depend on our relationship with the local governments in regions, which our facilities are located. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor these agreements or an adverse change in the law governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The government of China has enacted laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, its experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the PRC government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.
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
     Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the Chinese government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE”, located in Shenzhen of the PRC, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25% in year 2012 and afterward. For information on the EIT rates as announced by the PRC’s State Council for the transition period until year 2012, please see the table in Item 5, Operating and Financial Review and Prospects on page 37 of this Report. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.
We appear to have been a passive foreign investment company for 2010 and based on our current operations and market conditions, we may be a passive foreign investment company for 2011, which could result in adverse U.S. federal income tax consequences to some U.S. investors.
     Based upon an analysis of the book value of our assets and the total market value, or market cap, of our shares at the end of each quarter during 2010, we appear to be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The determination of whether we are a PFIC in any taxable year is made on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of our gross income for such taxable year is passive income, or (ii) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income (the “PFIC asset test”). Accordingly, we could be classified as a PFIC for U.S. federal income tax purpose.

     We have not conducted an appraisal of the actual fair market value of our assets. If we conducted such appraisal, it might not result in a fair market value of our assets being sufficiently greater than the aggregate value of our market cap to avoid our classification as a PFIC, and, even if it did so result, such appraisal may not be enough to establish to the satisfaction of the IRS that the fair market value of our assets was sufficiently greater than the aggregate value of our market cap in order to avoid our classification as a PFIC. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2010 or in any other taxable year, U.S. investors who owned our common shares generally would be subject to increased U.S. tax liabilities and reporting requirements, and pledges of our common shares would be considered sales for U.S. federal income tax purposes.
     Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences of from the classification as a PFIC see “Taxation — United States Federal Income Tax Consequences” beginning on page 65 of this Report.
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
     Our financial results have been affected by currency fluctuations, resulting in total foreign exchange gains or losses during each of our three fiscal years in the period ended December 31, 2010 as indicated in the following chart:
Our operating costs and financial results have been adversely affected by the appreciation of RMB to the US dollar. A future appreciation of the Japanese yen against the U.S. dollar would increase our costs and could adversely affect our margins and financial results unless we made sufficient sales in Japanese yen to offset against costs and expenses, including material purchases, we make in Japanese yen.
     We sell most of our products in U.S. dollars and pay our expenses in U.S. dollars, Japanese yen, Hong Kong dollars and RMB. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk presently results from our costs and expenses we pay in RMB and Japanese yen, and material purchases we make, in

Japanese yen. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. on July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximate 1.9% appreciation in the value of the RMB against the U.S. dollars at the end of 2005 from July 21, 2005. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the US dollar by showing the exchange ratio at the end of each year from December 31, 2005 to December 31, 2010.

(1)	RMB (yuan) to US dollar data presented in this chart were derived from the historical currency converter available at http://forex-history.net.

(2)	If the end of a year fell on a Saturday or Sunday, datum is provided as of the previous Friday.
     The appreciation and depreciation in the exchange ratio of the RMB to the US dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Approximately 16%, 18% and 17% of our total costs and expenses and 6%, 9% and 7% of our material costs were in RMB during the years ended December 31, 2008, 2009 and 2010, respectively.
     The following table shows the percentage fluctuation in the exchange rate of the RMB to the US dollar at the end of each of the years in the three-year period ended December 31, 2010:

RMB Exchange Rate to US$1.00 at December 31(1)
2008		2009		2010
Exchange Rate	Percent	Exchange Rate	Percent	Exchange Rate	Percent
to US$1.00	change(2)	to US$1.00	change(2)	to US$1.00	change(2)
6.823	6.59%	6.827	-0.06%	6.602	3.30%

(1)	RMB to US dollar data presented in this table were derived from the historical currency converter available at http://forex-history.net.

(2)	From exchange rate at preceding December 31.
     In mid-2008, the Chinese government halted allowing the RMB to appreciate against the dollar as it did during earlier periods since July 21, 2005 because of concerns that the stronger RMB leading to Chinese exports become less competitive at a time of global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the US dollar during 2009. However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the US dollar, increasing approximately 3.3% during 2010, thereby increasing our costs and expenses that we paid in RMB during 2010 and adversely affecting our financial results.
     Like in the case of the RMB, the appreciation and depreciation in the exchange ratio of the Japanese yen to the US dollar increases and decreases, respectively, our costs and expenses to the extent paid in yen. Approximately 16%, 18% and 24% of our total costs and expenses and 12%, 14% and 29% of our material costs were in Japanese yen during the years ended December 31, 2008, 2009 and 2010, respectively. However, unlike in the case of the RMB, over the years we have made substantial sales denominated in Japanese yen, which has mitigated the effects of fluctuations in the yen-US dollar exchange ratio on our financial results. Approximately 9%, 12% and 23% respectively, of our total net sales were made in Japanese yen during the years ended December 31, 2008, 2009 and 2010, respectively.

     The following table shows the percentage fluctuation in the exchange rate of the Japanese yen to the US dollar at the end of each of the years in the three-year period ended December 31, 2010.

Yen Exchange Rate to US$1.00 at December 31(1)
2008		2009		2010
Exchange Rate	Percent	Exchange Rate	Percent	Exchange Rate	Percent
to US$1.00	change(2)	to US$1.00	change(2)	to US$1.00	change(2)
90.637	19.10%	92.434	-1.98%	81.313	12.03%

1)	Yen to US dollar data presented in this table were derived from the historical currency converter available at http://forex-history.net.

2)	From exchange rate at preceding December 31.
     Fluctuations in the exchange rate of the Japanese yen to the U.S. dollar affect our gross margins and financial results, but the effect is mitigated by our yen denominated sales. For example, at December 31, 2009, the yen to US dollar exchange rate depreciated by approximately two percent of the rate at December 31, 2008 and at December 31, 2010, the yen to US dollar exchange rate appreciated by approximately 12% of the rate at December 31, 2009. These fluctuations resulted in a decrease in our material and other costs and expenses paid in yen during 2009 and an increase in our material costs and other costs and expenses paid in yen during 2010. However, the fluctuations did not have a material net impact on our financial results for either 2009 or 2010 because in 2009 there occurred a relatively modest depreciation, which was mitigated by our yen denominated sales, and in 2010 the material appreciation in the exchange rate was effectively nullified by our yen denominated sales, which nearly matched our costs and expenses paid in yen.
     A future material appreciation of the Japanese yen against the U.S. dollar would increase our costs when translated into U.S. dollars and could adversely affect our margins and financial results unless we made sufficient sales in Japanese yen to offset against material purchases and other costs we paid in Japanese yen.
     If we determined to pass onto our customers through price increases the effect of increases in the RMB and/or Japanese yen relative to the U.S. dollars, it would make our products more expensive in global markets such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the RMB or Japanese yen relative to the U.S. dollars, our margins and profitability could suffer.
We are exposed to intangible asset risk.
     We have recorded intangible assets, which are mainly represented by goodwill, which are attributable to business acquisitions and reorganization. We are required to perform goodwill impairment test at least on an annual basis and whenever events or circumstances indicate that the carrying value may not be recoverable from estimated future cash flows. In 2008, after performing an impairment analysis, we have written off about $17.3 million goodwill in the fourth quarter. As of December 31, 2010, goodwill with approximately $3.0 million remains on our books, which continues to be subject to annual and periodic evaluations. We may determine that further write-down may be necessary, which could adversely affect to our operating results and financial position.
Nam Tai’s declaration and payment of dividends is not assured. We declared no dividends for 2009 and 2010. Although our Board has resumed dividends for 2011, we may not declare or pay dividends thereafter.
     Before 2009, we had a long history of dividend payments. In February 2009 our board of directors determined not to declare dividends in 2009 and in February 2010, Nam Tai’s board determined to refrain from declaring dividends again in 2010. The decisions not to declare dividends in 2009 and 2010 were made in order to maintain cash reserves during the global economic turmoil that negatively impacted Nam Tai’s business and operating results beginning in the second half of 2008 and continuing through our first quarter ended March 31, 2010. Although the Company has announced the resumption of quarterly dividend payments of $0.05 per share (totaling $0.20 per share) for 2011, such resumption does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend on our future growth and earnings, of which there can be no assurance, and our cash flow needs for future expansion, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in this Risk Factors section of this Report or other factors. There can be no assurance that cash dividends on the Company’s shares will be declared for years after 2011, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all. For additional information on the dividends we have declared for 2011 and historically, please see Item 8 under the heading “Dividends”
on page 61 of this Report.

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
     On February 28, 2011, members of our senior management and Board of Directors as a group beneficially owned approximately 25.6% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.
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
     Although our acquisition of the noncontrolling shares of NTEEP has resulted in cost savings and the elimination of profit sharing with NTEEP noncontrolling shareholders, which have assisted in improving our financial results during the year ended December 31, 2010, future benefits we expect on our financial results from this acquisition will occur only to the extent NTEEP’s operations remain profitable. Even if NTEEP’s future operating results remain profitable, a number of years may be required before the net income from NTEEP’s operations that was attributable to the noncontrolling interests that we acquired and the overhead costs saved from NTEEP’s privatization total to an amount that equals the costs and expenses of acquiring that interest.
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
     Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. See footnote * on page 51 of this Report for information and risks associated with disclosures we have made in this Report or may make in our proxy statements regarding compensation we have paid to our directors and senior managers on an individual basis.

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
Major Events during 2010 to Date
     During 2010,
•	We began production of FPC boards and FPC subassemblies at our Wuxi factory that we completed in 2009. During all of 2010, our Wuxi operations focused on developing manufacturing processes, on evaluations and qualifications by our customers and on resources planning in preparation for ramping up manufacturing at these facilities during 2011.

•	We merged our wholly-owned dormant subsidiary, Wuxi Zastron Precision Tech Co. Ltd., into our wholly owned subsidiary, Wuxi Zastron Precision Flex Co. Ltd., which is now conducting all of our manufacturing of FPC boards and FPC subassemblies in Wuxi.

•	To simplify our organization and structure further, and in view of the similarity of our Shenzhen operations and the products we manufacture there, we have consolidated the operations and businesses of the three reporting units into a single wholly-owned subsidiary:
o	First merging our wholly-owned subsidiary, Jetup Electronic (Shenzhen) Co. Ltd. with and into Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron Shenzhen”) in April 2010; and

o	Then transferring the businesses and operations of our wholly owned subsidiary, Namtai Electronic (Shenzhen) Co. Ltd. (“Namtai Shenzhen”) to Zastron Shenzhen in October 2010.
     We are in the process of transforming Namtai Shenzhen into an investment holding company and expect that process to be completed by the end of 2011.
Organizational Structure
     The chart on the next page shows our organizational structure of our principal subsidiaries at December 31, 2010.

Nam Tai Electronic & Electrical Products Limited, or NTEEP, was incorporated in June 2003 and is a holding company for the subsidiaries shown in the chart above and discussed below. Shares of NTEEP were listed on the Hong Kong Stock Exchange from April 28, 2004 until November 12, 2009, when Nam Tai completed the privatization of NTEEP by tendering for, and acquiring, the 25.12 percent of NTEEP that Nam Tai did not previously own. At December 31, 2009 and 2010, NTEEP was a wholly-owned subsidiary of Nam Tai Electronics, Inc.

100%	100%

Namtai Electronic (Shenzhen) Co., Ltd. (Namtai Shenzhen) was originally established as Baoan (Nam Tai) Electronic Co. Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the laws of China. Through September 2010, it engaged in the manufacture and sale of consumer electronics and telecommunications products. With effect from October 1, 2010, the businesses and operations of Namtai Shenzhen were transferred to Zastron Shenzhen. Namtai Shenzhen is in the process of transforming into an investment holding company.
Nam tai Holdings Limited (formerly known as First Rich Holdings Limited) (Nam Tai Holdings) was incorporated on November 2, 2007 in the British Virgin Islands. It is a holding company.
100%
Nam Tai Investment limited (formerly known as Top Eastern Investment Limited) (Nam Tai Investment) was incorporated on November 6, 2007 in Hong Kong. It is a holding company.
100%	100%

Zastron Electronic (Shenzhen) Co. Ltd. (Zastron Shenzhen) was established in the PRC in 1992 as a company with limited liability. It manufacturers telecommunication components and assemblies such as LCD modules and FPC assemblies. Zastron Shenzhen’s sister company, Jetup Electronic (Shenzhen) Co. Ltd. (Jetup), also wholly owned by Nam Tai Shenzhen and engaged in the manufacture of LCD panels and LCD modules, was merged into Zastron Shenzhen effective on April 1, 2010. Upon completion of that merger, Jetup ceased to exist, and its assets, liabilities and operations were transferred to Zastron Shenzhen. In October 2010, the businesses and operations of Namtai Shenzhen were transferred to Zastron Shenzhen.

Wuxi Zastron Precision-Flex Co. Ltd. (formerly known as Zastron Precision- Flex (Wuxi) Co. Ltd.) (Wuxi Zastron Flex) was established in November 2006 as a wholly owned foreign investment enterprise with limited liability and pursuant to the relevant laws of the PRC. This company began manufacturing and selling FPC boards and FPC subassemblies during 2010. Wuxi Zastron Flex’s sister company, Wuxi Zastron Precision-Tech Co. Ltd. (Wuxi Zastron Tech), also wholly owned by Nam Tai Investment, was merged into Wuxi Zastron Flex effective in April 2010. Upon completion of that merger, Wuxi Zastron Tech ceased to exist, and its assets, liabilities and operations were transferred to Wuxi Zastron Flex.

Capital Expenditures
     The following chart illustrates the amounts of our principal capital expenditures and divestitures in each of the three years in the period ended December 31, 2010 (in thousands of dollars).

     Capital expenditures we currently have planned for 2011 include:
•	$24 million for TFT mid-size 13” LCD module assembly line;

•	$10 million for machinery and leasehold improvement for LCD panel and module assembly;

•	$9 million for machinery used for FPC boards and assemblies; and

•	$13.5 million for construction of a dormitory, labor union facilities and a R&D center.
     Our major capital expenditures in 2010 included:
•	$3.2 million for machinery used mainly for production of LCD and FPC Modules;

•	$0.9 million for leasehold improvement regarding merge of two subsidiaries; and

•	$0.5 million for other capital equipment.
     Our major capital expenditures in 2009 included:
•	$23.7 million for new factory construction in Wuxi;

•	$0.5 million for machinery mainly used for production of LCD modules; and

•	$0.8 million for other capital equipment.
     Our major capital expenditures in 2008 included:
•	$18.5 million for new factory construction in Wuxi;

•	$3.6 million for machinery and system improvements for our LCD factory;

•	$1.4 million for a new enterprise resource planning system; and

•	$3.9 million for other capital equipment.
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
Our Customers
     Historically, we have had substantial recurring sales from existing customers. Approximately 99.9% of our 2010 net sales came from customers that also used our services in 2009. While we seek to diversify our customer base, a small number of customers currently generate a significant portion of our sales. Sales to our 10 largest customers accounted for 85.5%, 86.2% and 88.4% of our net sales during the years ended December 31, 2008, 2009 and 2010 respectively. Sales to customers accounting for 10% or more of our net sales in the years ended December 31, 2008, 2009 or 2010 (listed in order of our net sales during 2010) were as follows:

	Year ended December 31
	2008	2009	2010
Hikari Alphax Co., Ltd.	*	12.2%	24.7%
Sony Computer Entertainment Europe Ltd.	15.4%	10.2%	17.7%
Sony Mobile Display Corporation	*	*	16.7%
Sharp Corporation	15.3%	17.9%	11.9%
Epson Imaging Devices Corporation	16.5%	23.0%	*
Sony Ericsson Mobile Communication International A B	10.5%	*	*

*	Less than 10% of our total net sales during the year indicated.
     Our 10 largest OEM customers based on net sales during 2010 were the following (listed alphabetically):

Customer	Products
Epson Imaging Devices Corporation	LCD modules for cellular phones and FPC subassemblies
Hikari Alphax Co., Ltd.	LCD modules
Ryoyo Electro Hong Kong Limited	LCD modules and panels
Sharp Corporation	FPC subassemblies, calculators, PDAs and dictionaries
Sony Computer Entertainment Europe Ltd.	Home entertainment products
Sony Ericsson Mobile Communications International AB	Mobile phone digital camera accessories, headset accessory containing Bluetooth wireless technology and flashlights for mobile phones
Sony Mobile Display Corporation	LCD modules
Stanley Electric (Asia Pacific) Ltd.	LCD Panels for equipment and instruments
Texas Instruments	Calculators
Vtech Communications Ltd.	LCD modules
     At any given time, different customers account for a significant portion of our business. Percentages of net sales to customers vary from quarter to quarter and year to year and fluctuate depending on the timing of production cycles for particular products.
     Sales to our OEM customers are based primarily on purchase orders we receive from time to time rather than fixed, long-term purchase commitments from our customers. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers make it difficult for us to predict revenue accurately over the longer term. Even in those cases where customers are contractually obligated to purchase products from us or repurchase unused inventory from us, we may elect not to enforce our contractual rights immediately because of the long-term relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.
Our Products
     In 2008 and 2009, we managed our business using three reportable segments: consumer electronics and communication products (“CECP”), telecommunication components assembly (“TCA”) and LCD products (“LCDP”). In 2010, we reclassified the TCA element in LCDP into TCA to reflect its parts assembling nature for telecommunication products. As such, the Company only operates and presents two business segments: TCA and CECP for 2010. The segment information in 2008 and 2009 have been restated in order to conform with the change in segment reporting in 2010 in accordance with FASB ASC 280-10-50-34. The results of the former LCDP segment were included in the TCA segment in 2008 and 2009.
     The TCA segment is focused on subassemblies of components such as LCD modules, assembling for telecommunication products, radio frequency modules, digital audio broadcast modules, FPC subassemblies, FPC board, and front light panels and back light panels for handheld video game devices, as well as the manufacturing of LCD panels and LCD modules for various electronic appliances. The CECP segment is focused on the manufacturing of products such as mobile phone accessories, entertainment devices, educational products and optical devices.

     Our net sales by reportable segments were as follows ($ in thousands):

	Year ended December 31,
	2008		2009		2010
	Dollars	Percent	Dollars	Percent	Dollars	Percent
TCA	351,487	56%	292,074	72%	401,259	75%
CECP	271,365	44%	116,063	28%	133,161	25%

Total	622,852	100%	408,137	100%	534,420	100%

     Please refer to Note 15 “Segment Information” of our consolidated financial statements and Item 8 Financial Information Export Sales which sets forth the information of net sales to customers by geographical area.
Consumer Electronic and Communication Products
     The consumer electronic and communication products we manufacture are focusing on high growth and mass volume products segments of consumer electronics and communications sectors, and include:
•	Mobile phone accessories such as headsets containing Bluetooth wireless technology, snap-on portable music speaker, phone cradle, snap-on FM radio adaptors, and snap-on GPS adaptors;

•	Entertainment devices such as USB web cam for interactive games, USB microphone and converter box Karaoke, and a buzzer device for quiz games both in wire, and wireless design with an infrared solution;

•	Educational products such as digital pens, calculators and electronic dictionaries; and

•	Optical devices such as CMOS imaging sensor modules for notebook computers, portable media players and recording cameras for the automotive industry.
Telecommunication Component Assembly
     We manufacture the following subassemblies and components:
•	Color and monochrome LCD modules to display information as part of telecommunication products such as PDA phone, smart phone and traditional mobile phones and telephone systems. These modules are also used in most other hand-held consumer electronic devices, such as electronic games, MP3, Automotive products and digital cameras;

•	RF modules for integration into mobile phones. RF modules are partially finished circuits that can be incorporated into larger products or components. Each module includes receivers, transmitters, and transceivers, and can be manufactured for use in most other hand-held consumer electronic products, such as PDAs, laptop computers and other products with wireless connectivity;

•	DAB modules are digital audio broadcasting components that are used in digital radio products such as home tuners, kitchen radios, in-car receivers, CD players, clock radios, boom boxes, midi-systems and handheld portable devices;

•	FPC subassemblies for integration into various LCD modules and electronic devices;

•	FPC board manufacturing for vertical integration to FPC subassembly business, this could be used for mobile phone, PDAs, office automation, laptop computers and other products which require a portable product design;

•	Front light panels for handheld video game devices;

•	Back light panels for handheld video game devices;

•	1.9 high-frequency cordless telephones and home feature phones;

•	Super thin (0.3-0.5mm glass substrates) LCD panels for application in watches and medical instruments;

•	Irregular shaped LCD panels for telecommunications, automotive, white-good (major household appliances) and industrial applications;

•	Super high contrast monochrome vertical aligned Twisted Nematic LCD for applications in automotive parts and major appliances;

•	Black masked color LCD for applications in car audio systems;

•	Wide temperature monochrome dye doped enhanced Super-Twisted Nematic (“STN”) LCD for application in major appliances;

•	1.5² Color and monochrome STN LCD modules for application of hand held products, such as cordless phones;

•	5²-7² monochrome high resolution STN LCD modules with touch screens for applications of VoIP phones, medical instruments and major appliances such as white goods; and

•	8.5² TFT color LCD modules for office automation applications, i.e. varied computer machinery used to digitally create, collect, store, manipulate, and relay office information needed for accomplishing basic tasks and goals.
Our Manufacturing and Assembly Capabilities
     We utilize the following production techniques:

Chip on Film, or COF	is an assembly method for bonding integrated circuit chips and other components onto a flexible printed circuit. This process allows for greater compression of the size of a product when assembled enabling the production and miniaturization of small form factor devices like cellular phones, PDAs, digital cameras and notebook PCs. As of December 31, 2010, we had 16 COF machines. These machines connect the bump of large scale integrated, or LSI, driver onto FPC pattern with anisotropic conductive film, or ACF. These COF machines have the ability to pitch fine to 38 micrometers and a total production capacity of up to 4,400,000 chips per month.

Chip on Glass, or COG	is a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. As of. These machines provide an LCD of dimension of up to 200 millimeters (length)x 150 (width)x 2.2 (height), a process time of five seconds per chip, a pin pitch fine to 38 micrometers. During 2005, our subsidiary, Jetup Electronic (Shenzhen) Co. Ltd. (“Jetup”) also started manufacturing COG LCD modules. During 2010, Jetup was merged into Zastron Electronic (Shenzhen) Co. Ltd. (Zastron Shenzhen). As of December 31, 2010, Zastron Shenzhen had a total of 48 COG lines and is capable of bonding 8.8 million units of COG LCD modules a month and is able to bond LCD panels up to sizes of 200 millimeters x 200 millimeters x 2.2 millimeters thick, with an accuracy of five microns’ tolerance, in a cycle time of 12-15 seconds per piece.

Chip on Board, or COB	is a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. As of December 31, 2010, we had 53 COB aluminum bonding machines which provide a high speed chip bonding time of 0.25 second per 2 millimeters wire, a bond pad fine to 75 micrometers and a total production capacity of up to 3,829,000 (150 wires/board) per month . We use COB aluminum bonding in the assembly of consumer products such as digital pen, calculators, electronic dictionaries, audio products. We also had three COB gold ball bonding machines which provide a high speed chip bonding time of 0.072 second per 2 millimeters wire, a bond pad fine to 50 micrometers and a total production capacity of up to 500,000 (150 wires/board) per month. We use COB gold ball bonding in the CMOS camera module, which are incorporated into USB cameras, notebook computers, mobile phones and digital pens.

Outer Lead Bonding, or OLB	is an advanced technology used to connect PCBs and large-scale integrated circuits with a large number of connectors. We use this technology to manufacture complex miniaturized products, such as high-memory PDAs. As of December 31, 2010, we had three OLB machines. The machines include multi-pinned tape carrier packaged large scale integrated circuit, or TCP LSIC, bonding which is up to 280 pins, which also provide ultra-thin assembly with module thickness to around one millimeter and high accuracy bonding with pin pitch to 100 micrometers. The total production capacity is 12,000 units per month.

Tape Automated Bonding With Anisotropic Conductive Film, or TAB With ACF	is an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. As of December 31, 2010, Zastron had 32 systems of TAB with ACF machines. The machines provide process time of 10 to 25 seconds per component, a pin pitch fine up to 150 micrometers and a total production capacity of up to 5,876,000 components per month. Zastron Shenzhen is able to bond LCD panels up to sizes of 120 millimeters x 120 millimeters x 2.2 millimeters thick, with an accuracy of 10 microns’ tolerance in a cycle time of 20-25 seconds per piece.

Fine Pitch Heat Seal Technology, or FPHS Technology	allows us to connect LCD displays to PCBs produced by COB and outer lead bonding that enables very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs. As of December 31, 2010, we had eight machines utilizing FPHS technology. The machines provide a pin pitch fine to 260 micrometers and a total production capacity of up to 268,000 units per month.

Surface Mount Technology, or SMT	is a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as mobile display module and electronic linguistic devices. As of December 31, 2010, we had 37 SMT productions lines. The production time per chip ranges from 0.055 second per chip to 0.8 second per chip and high precision ranging from +/-0.05 millimeter to +/-0.1 millimeter. The components size ranges from 0.4 millimeter (length)x 0.2 millimeter (width) to 55 millimeters (length)x 55 millimeters (width). Ball grid array, or BGA, ball pitch is 0.4 millimeter and ball diameter is 0.2 millimeter. Flip Chip, our smallest lead/bump pitch, is 250/240UM and our smallest components spacing is 0.15 micrometers. The total production capacity is over 1 billion resistor capacitor chips per month.

Super-Twisted Nematic, or STN, Displays	is a type of monochrome passive matrix LCD capable of providing higher information content to display systems and are typically found in applications such as cordless phones, mobile phones, MP3 players, pocket games and PDAs. Our Zastron Shenzhen, through its predecessor, Jetup, began producing STN LCDs in 2002. Since 2005, our two existing twisted nematic, or TN type, LCD lines to STN LCD lines have been upgraded. TN displays rotate the director of the liquid crystal by 90°, but STN LCD displays employ up to a 270°rotation. This extra rotation gives the crystal a much steeper voltage-brightness response curve and also widens the angle at which the display can be viewed before losing much contrast. As of December 31, 2010, Zastron Shenzhen was using three automated STN lines capable of producing both TN and STN type LCDs with capacity of 150,000 pairs of glass (each sheet of glass of 360 millimeters x 400 millimeters in size) panels per month.

LCD Back-End	is a main manufacturing process for LCD panels, and is regarded as part of the process for its finished product LCD modules. It includes the precise pure water cleaning process, scribing of LCD glass, liquid crystal insertion, sealing process and breaking process, then turns the LCD mother glass into LCD panels. Our machines can cope with 0.2 millimeters + 0.2 millimeters LCD mother glass up to dimension 550 millimeters x 670 millimeters, with cutting tolerance +/-0.1 millimeters.
     As of December 31, 2010, we had 14 clean rooms at our principal manufacturing facilities, which housed COB, COF, COG and Chip Scale Package capabilities for CMOS sensor modules, electronic calculators, digital camera accessories, LCD panels and modules manufacturing.
     A cleanroom is an environment, typically used in manufacturing or scientific research, which has a low level of environmental pollutants such as dust, airborne microbes, aerosol particles and chemical vapors. In other words, a cleanroom has a controlled level of contamination that is specified by the number of particles per cubic meter at a specified particle size. Of our 14 clean rooms at December

31, 2010, six were class ten thousand, six were class thousand and two were class one hundred with one of them used for cleaning attire provided for use in the clean rooms.
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
     We buy a portion of FPC boards we use in the manufacture of our products from suppliers and attach electronic components to the purchased FPC boards in accordance with our customer’s specifications and produce FPC subassemblies. Since 2007, we also began manufacturing these devices at our existing facility in Shenzhen to vertically integrate this process by producing FPC boards internally. Our Wuxi factory began manufacturing pilot runs of FPC boards in 2010 and is moving to large scale manufacturing in 2011.
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
     After the consolidation of our Shenzhen operations under Zastron Shenzhen in 2010 as described above under “Major Events during 2010 to Date” on page 21 of this Report, our quality assurance personnel embarked to integrate all management systems in Shenzhen into that single company. At the end of February 2011, Zastron Shenzhen has passed the following certifications:

•	ISO 9001:2008	Basic Quality Management System

•	ISO 14001:2004	Environmental Management System

•	QC080000:2005	Hazardous Substance Process Management System

•	OHASA18001:2007	Occupational Health & Safety Management System

•	TS16949:2009	Quality Management System specific for Automotive products

•	ISO13485:2003	Quality Management System specific for Medical products
     In December 2009, our new factory in Wuxi was audited for compliance of ISO 9001 and TS16949. We received both certifications in March 2010. During 2010, we applied for other certifications for this plant, including QC08000 and ISO 14001, which we received in April and May 2010, respectively.
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
     In general, we plan for and purchase the materials and components that we will need to manufacture customers’ products when we receive the purchase order and specifications from the customer. We are assisted in this process by our ERP software system which several of our manufacturing subsidiaries began installing during 2008 and 2009. Installation of our subsidiaries’ ERP software system was completed in the first half of 2009. The ERP software system includes related integrated applications for managing worldwide procurement and logistics business processes, customer relationships, product life-cycle and supplier relationships and helps us and our customers assure that the materials and components needed to manufacture our customers’ products arrive at our manufacturing facilities on time to meet production and product delivery schedules. Since our customers are involved in the procurement and delivery of the materials and components we use to manufacture their products, our customers’ assume the risk of delays or failures of delivery of such materials and components.
     We did not suffer a material loss resulting from the cancellation of OEM customer orders for the years ended December 31, 2008, 2009 or 2010.

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
• Celestica, Inc.
• Elcoteq Network Corp.
• Flextronics International Ltd.
• Foster Corporation
• Foxlink Group
• Merry Electronics Co. Ltd.
• WKK International (Holdings) Ltd.

Product/Service	Competitor
Liquid crystal display, or LCD, panels	• Tianma Microelectronics Co., Ltd
• Truly International Holdings Ltd.
• Varitronix International Ltd.
• Yeebo (International) Holdings Ltd.

Telecommunication subassemblies and components	• Flextronics International Ltd.
• LG. Philips LCD Co., Ltd.
• Samsung Electronics
• Varitronix International Ltd.

Consumer electronic products (calculators, personal organizers and linguistic products)	• Computime Limited
• Inventec Co. Ltd.
• Kinpo Electronics, Inc.
• VTech Holdings Limited

FPC boards/FPC Subassemblies	• Ichia Technologies Inc
• Nitto Denko (HK) Ltd.
• NOK Corporation
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
     In addition to intense competition from large FPC board manufacturers located in Taiwan, China, Korea, Singapore, North America, Japan and Europe, such as those listed in the above table opposite “FPC boards/FPC subassemblies,” we also face such competition from large, established EMS providers that have acquired or, like we have, developed their own FPC manufacturing capabilities, and have extensive experience in electronics assembly. Furthermore, many companies in our target customer base are moving the design and manufacturing of their products to original engineering manufacturers, or OEMs, in Asia. Such competitions could create pressure on us to provide discounts or lower prices to gain or maintain market share, which could adversely affect our margins and the profitability of our FPC business and our operating results as a whole. In addition, if we are unable to capture significant original design manufactures (“ODMs”) as customers, we may be unable to sustain or grow our FPC business.
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
     The table below lists the locations, square footage, principal use and the expiration dates of leases or land use rights on the facilities used in our principal operations as of December 31, 2010:

	Approximate
	Square		Owned(1) or lease
Location	Footage	Principal or Presently Contemplated Use	expiration date
Hong Kong	3,760	Administration	2011
Shenzhen, China	557,835	Principal manufacturing facilities	2043/2049	(2)
	87,460	Administration	2043/2049	(2)
	350,585	Dormitories	2043/2049	(2)
	41,530	Cafeteria	2043
	33,825	Recreational	2049
Other existing facilities
Shenzhen, China	383,550	Manufacturing LCD panels and modules	2012
	32,000	Administration
	231,260	Dormitories
	22,260	Cafeteria
	14,550	Recreational
Wuxi, Jiangsu Province, China	470,360	FPC boards and FPC subassemblies, LCD modules and other products	2056	(3)
Other property
Guangming, Shenzhen, China	1,270,160	LCD modules and other products	2057	(4)

(1)	Only the PRC government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the PRC government that gives us the right to use the land for 50 years. Similarly, the lands which we have acquired in Wuxi and Guangming Shenzhen will be by 50-year land leases. Our understanding of the practice as it exists today; at the expiration of the land lease, we may be given the right to renew the lease. For our other facilities, we have entered into factory building lease agreements with peasant collectives or other companies for 10 years or less.

(2)	Our principal manufacturing facilities occupy two parcels of land with 50-year land leases that we acquired in 1993 and 1999, respectively.

(3)	Construction was completed in 2009 and mass production at this factory began in 2010.

(4)	Raw land.
Hong Kong
     In October 2005, to align with the Company’s China-focused operations, Nam Tai restructured its subsidiaries to maintain a minimal workforce in Hong Kong.
     In June 2008, the Company relocated its Hong Kong office to Units 5811-12, The Center, 99 Queen’s Road Central, located in the Central District of Hong Kong having approximately 3,760 square feet. Nam Tai occupies these premises under a three-year lease that expires in April 2011. Rental for this office is approximately $34,000 monthly.
     In anticipation of the soon-to-expire lease on its Hong Kong office, in February 2011, the Company purchased a commercial property having approximately 2,200 square feet at Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong. These premises are located at the Eastern extension of the Hong Kong’s Central Business District. The purchase price for the property was approximately $4.3 million, which the Company paid in cash. The Company plans to relocate its Hong Kong office to this location at the end of March 2011.
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
LCD Factory
     Our LCD manufacturing facility is located in Baoan, Shenzhen, China and consists of 383,550 square feet of manufacturing space, 32,000 square feet of offices, 231,260 square feet of dormitories, and 36,810 square feet of cafeteria and recreational spaces. Our subsidiary, Zastron Shenzhen leases this facility from a third party to manufacture LCDs and LCD Modules. Rental for this facility is approximately $117,000 monthly and the lease will expire in 2012. We plan to consolidate our Shenzhen production of LCD modules into our principal Shenzhen manufacturing facility and have targeted the end of 2011 for such consolidation.
Wuxi, China
     We began construction of our new Wuxi manufacturing facility in January 2008 on approximately 470,000 square feet of land we acquired in December 2006. We completed construction in 2009 and by the end of 2009 we had installed machinery and equipment to manufacture FPC boards and FPC subassemblies, providing approximately 150,700 square feet of space to manufacture FPC Boards and FPC subassemblies. The Wuxi new factory is earmarked first to manufacture FPC boards, followed by FPC subassemblies and then other electronic products assemblies such as LCD modules. We began manufacturing operations at this factory in 2010.
     When we acquired the land use rights to the above-mentioned approximately 470,000 square feet of land in Wuxi upon which we have since constructed our Wuxi manufacturing facility, we also acquired similar rights to a second parcel of approximately 515,000 square feet of raw land in Wuxi situated approximately three miles from the first parcel we used for our Wuxi manufacturing facility. In September 2010, we sold the second Wuxi parcel back to the Wuxi local government from which we had originally acquired it for proceeds of approximately $1.6 million, realizing a gain of approximately $846,000 on the purchase price we paid for the second parcel in December 2006.
Planned and Future Expansion
     Currently, we have two separate projects planned for expansion, both of which are dependent upon the prompt action and cooperation of local PRC governments.
     The first project is the development of the Company’s raw land in Guangming Hi-Tech Industrial Park, Shenzhen, PRC, approximately 30 minutes driving distance from its existing facilities in Gushu, Shenzhen and approximately one hour driving distance from Hong Kong. We acquired the land use rights on this land in 2005 and the realty consists of approximately 1.3 million square feet of land. We plan to develop this land into new manufacturing and support facilities to supplement manufacturing conducted at our principal manufacturing facilities in Shenzhen. We believe that immediate expansion of our manufacturing facilities in Shenzhen is needed because we expect that the production capacity at our principal manufacturing facility in Shenzhen to be fully utilized by the end of 2011 or early 2012.
     Although we fully paid for the land use rights to our Guangming property in 2007, the local government has delayed the release of this land to us and, to date, we have been unable to commence development of the property. We plan to focus our efforts to convince the local government to release this property for our use and development at the earliest practical time.
     Our second expansion project involves our acquisition of the land use rights on approximately 500,000 square feet of raw land adjacent to our recently operational manufacturing facility in Wuxi in order to construct structures, such as dormitories, canteen, labor activity center, research laboratory and testing and training centers, to support operations at our Wuxi manufacturing facility. Although the local Wuxi government has indicated to us that it strongly supportive our planned expansion and development and tentatively has agreed to earmark the land for our planned use and expansion, we have not yet been able to finalize the purchase.
     Beyond the above two projects slated for near-term implementation, our future expansion would involve the acquisition, construction and development of production facilities on another parcel of land of approximately one million square feet relatively near to our present Wuxi facilities.
     We currently expects to fund our planned and future expansion without external financing using cash on hand and cash generated from operations after reserving funds which we believe are sufficient to finance capital expenditures to maintain and replace machinery and equipment used at our existing facilities and for working capital. For information regarding our capital expenditures planned for 2011, please see Item 4 “Information on the Company — Capital Expenditures on page 24 of this Report.

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
Operating Results
Overview
     We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules and panels, RF modules, DAB modules, FPC board, FPC subassemblies, image sensors modules and PCB assemblies for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys and handheld video game devices. We also manufacture finished products, including entertainment devices, mobile phone accessories and educational products.
     We assist our OEM customers in the design and development of their products and furnish full turnkey services with our state-of-art manufacturing technologies. Our services include software development services, firmware, and mechanical design, parts and components purchasing, product industrialization, and assembly into finished products, or electronic subassemblies with full quality testing and assurance. These services are value-added and assist us in obtaining new business. We are also capable of providing design services to develop proprietary products specified by our OEM customers.
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
Gross Margins
     Complex products generally have relatively high material costs as a percentage of total unit costs and accordingly our strategic shift to produce more of such products has historically been a factor that has adversely affected our gross margins. This is the primary reason for the decline in our gross margins percentage between 2008 and 2010. Start-up expenses at our newly operational manufacturing and assembly facility in Wuxi also adversely impacted our gross margin percentage in 2010.
     During the three years ended December 31, 2010, we diversified our product mix from predominantly low complexity electronic products, including calculators and electronic dictionaries, to include more complex components and subassemblies, like LCD modules and FPC subassemblies. Despite the lower gross margin on more complex products, we believe the opportunity for growth in the demand for these complex products justifies the shift in our strategic focus. Furthermore, we believe the experience in manufacturing processes and know-how that we have developed from producing more complex products are a competitive advantage for us relative to some of our competitors.
     The economy in China has grown significantly over the past 20 years, which has resulted in an increased inflation and the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 4.9% in

January 2011 from the level in January 2010. China’s overall economy and the average wage in the PRC are expected to continue to grow. For example, salaries of our employees increased substantially in 2010 and at December 31, 2010, the average wage level of our direct labor workforce was approximately 57% higher than that at December 31, 2009. Increasing labor costs and rising inflation in China could have a negative impact on our future gross margins.
     Complex manufacturing processes involved in the production of complex products is also capital intensive, thereby increasing our fixed overhead costs. It has been our strategy to shift our focus more to the business of key components subassembly. The key components subassembly business generally accounts for relatively lower gross profit margin business. Our gross profit margins were adversely impacted in 2009 because of a significant drop in the unit price of key component subassemblies for mobile phones, and they were adversely impacted again in 2010 because of a significant increase in material costs of key component subassemblies for those products.
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
     The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for 2008, 2009 and 2010 to the estimated taxable income earned in or derived from Hong Kong during the applicable period.
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
     However, in March 2007, the PRC National People’s Congress promulgated the Enterprise Income Tax (“EIT”) Law. This replaces the foreign enterprise income tax law and takes effect from January 1, 2008. Under the new law, all enterprises (both domestic companies and FIEs) will have one uniform tax rate of 25%. However, PRC government allows for a five years transition period and FIEs are expected to increase their 15% tax rate gradually to 25% in year 2012. Besides, the new EIT Law does not have provision for tax refunds through capital injections by the Company’s share of profits from FIEs. Thus, the Company does not expect any further benefit will be obtained after withdrawal of this tax concession from year 2008. In addition, since year 2008 there has been no reduction in the tax rate for FIEs which export 70% or more of their products in production value.
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
     Our effective tax rates were 7%, 172% and 26% for each of the three years ended December 31, 2008, 2009 and 2010 respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31,
	2008	2009	2010
Applicable statutory tax rates	18%	20%	22%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	—	65	1
Effect of change in tax law	(1)	(49)	(1)
Change in valuation allowance	3	(37)	(4)
Deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	2	49	2
Effect of loss/income for which no income tax benefit/expense is receivable/payable	(19)	102	4
Other items	4	22	2

Effective tax rates	7%	172%	26%

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
Allowance for doubtful accounts
     Accounts and notes receivable balance is recorded net of allowances for amounts not expected to be collected from customers. Because the Company’s accounts and notes receivable are typically unsecured, the Company periodically evaluates the collectability of accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, the Company analyzes financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to the Company, a specific allowance that is determined to be appropriate for the perceived risk would be established. If the financial condition of customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.
     There have been no significant changes in our collection rates for our accounts and notes receivable at December 31, 2010 in comparison to December 31, 2009.
Impairment of long-lived assets and goodwill
     Long-lived assets. The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
     The Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses all based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.
     During the fourth quarter of 2008, the market price of our shares first dropped to a level where, based on the daily closing price of our shares from October 22, 2008 to December 31, 2008, our market capitalization was less than our book value at December 31, 2008. Accordingly, and despite, the lack of a substantial history at the time that would indicate whether the effect of prevailing market and economic conditions on our stock price reflected an aberration or a sustained decline, in accordance with FASB ASC 360 “Property, Plant and Equipment”, we reviewed the Company’s long-lived assets of property, plant and equipment and land use rights for potential impairment as at December 31, 2008.
     In view of the sustained level of the Company’s stock price during 2009 and our resulting market capitalization throughout 2009 at a level below our recorded book value at December 31, 2009, the Company conducted a similar review of Nam Tai’s long-lived assets for potential impairment.
     In 2010, although the Company’s stock price remained below the aggregate book value of its assets, the continuous improvement of the Company’s results closed the gap on the difference. Management assessed and determined that there were no events or changes in circumstances to indicate that the carrying amounts of long-lived assets in Nam Tai’s Shenzhen facilities were not recoverable and there were no impairment tests conducted with respect to those assets. In view of the continuous operating losses and negative cash flows in Nam Tai’s Wuxi facilities, the Company assessed the impairment of its long-lived assets used in the Wuxi facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated that the carrying amounts of the Company’s long-lived assets at December 31, 2010 were less than the undiscounted cash flows.

     From the forgoing, the Company concluded that the carrying amounts of Nam Tai’s long-lived assets were not impaired at December 31, 2008, 2009 and 2010.
     Goodwill. To assess goodwill for impairment, the Company performs an assessment of the carrying value of its reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of the Company’s reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would perform the second step in its assessment process and would record impairment charge to earnings to the extent the carrying amount of the reporting unit goodwill exceeds its implied fair value. The Company estimates the fair value of its reporting units using a discounted cash flow methodology. This valuation technique is based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables.
     In performing the annual assessment of goodwill for impairment for the years ended December 31, 2008, 2009 and 2010, the Company determined that there was no impairment loss on goodwill 2009 and 2010. We recognized an impairment loss of $17,345,000 in 2008, primarily as result of the onset of and impact from the global economic crisis on the Company’s business.
     The Company’s assessments of impairment of long-lived assets and goodwill, and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company’s ongoing strategic review of its business and operations. Therefore, future changes in the Company’s strategy and other changes in the operations of the Company could impact the projected future operating results that are inherent in the Company’s estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill could change and, therefore, impact the assessments of impairment in the future. Given the current economic environment, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and goodwill and we could record future impairment charges. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in the periods and year in which the charge is incurred.
Accruals and provisions for loss contingencies
     The Company makes provisions for all loss contingencies when information available prior to the issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.
     For provisions or accruals related to litigation, the Company makes provisions based on information from legal counsels and the best estimation of management. The Company assesses the potential liability for the significant legal proceedings in accordance with FASB ASC 450 “Contingencies”. FASB ASC 450 requires a liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of the contingency may differ from the Company’s estimates. If the contingency was settled for an amount greater than the estimate, a future charge to income would result. Likewise, if the contingency was settled for an amount that is less than our estimate, a future credit to income would result.
Workforce Reduction in 2009
     As a result of the global economic crisis, we suffered serious difficulties in production and business operations during 2009 and reduced the net headcount in our operating subsidiaries by approximately 1,900 from 7,104 at December 31, 2008 to 5,203 at December 31, 2009. The amount of employee severance benefits in 2009 was $5,058,000, of which we paid out $4,079,000, recording these amounts under general and administrative expenses, and accrued $979,000 for future payments, in our balance sheet at December 31, 2009. In 2010, we have incurred employee severance payment of approximately $656,000. For a breakdown of these severance expenses by operating segment, see Note 16 of Notes to our Consolidated Financial Statements.
Summary of Results
     The increase in sales in 2010 was primarily because of an increase in demand for home entertainment products and LCD modules. The increase in our sales base year-over-year in 2010 represents increasing demand from existing customers, which we attribute to the recovery from the worldwide economic recession.
     The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,			% increase/(decrease)
	2008	2009	2010	2009 vs 2008	2010 vs 2009
Net sales	$622,852	$408,137	$534,420	(34.5)%	30.9%
Gross profit	70,678	40,320	51,294	(43.0)	27.2
Operating income	6,386	388	14,801	(93.9)	3,714.7
Net income attributable to Nam Tai shareholders	30,635	1,652	15,006	(94.6)	808.4
Basic earnings per share	$0.68	$0.04	$0.33	(94.1)	725.0
Diluted earnings per share	$0.68	$0.04	$0.33	(94.1)	725.0
Key Performance Indicators
     The following tables set forth, for each of the quarters in the two years period ended December 31, 2010, certain of management’s key financial performance indicators that management utilizes to assess the Company’s operating results. The first table presents the results sequentially by quarter and the second table presents the results in quarterly comparisons by year.

	2009				2010
Days in:	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Sales cycle (1)	15	13	15	9	15	11	9	9
Inventory turnover (2)	16	16	14	16	18	24	24	22
Accounts receivable (3)	52	59	63	52	58	73	67	51
Accounts payable (4)	53	62	62	59	61	86	82	64

	March 31		June 30		September 30		December 31
Days in:	2009	2010	2009	2010	2009	2010	2009	2010
Sales cycle (1)	15	15	13	11	15	9	9	9
Inventory turnover (2)	16	18	16	24	14	24	16	22
Accounts receivable (3)	52	58	59	73	63	67	52	51
Accounts payable (4)	53	61	62	86	62	82	59	64

(1)	“Sales cycle” is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable.

(2)	“Inventory turnover” is calculated as the ratio of inventory, net, at period end divided by cumulative year to date average daily net cost of sales and multiplied by the cumulative number of days.

(3)	“Days in accounts receivable” is calculated as the ratio of accounts receivable, net, at period end divided by cumulative year to date average daily net sales and multiplied by the cumulative number of days.

(4)	“Days in accounts payable” is calculated as the ratio of accounts payable, net, at period end divided by cumulative year to date average daily net cost of sales and multiplied by the cumulative number of days.
Results of Operations
     The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31,
	2008	2009	2010
Net Sales	100.0%	100.0%	100.0%
Cost of sales	(88.7)	(90.1)	(90.4)

Gross profit	11.3	9.9	9.6
General and administrative expenses	(4.7)	(6.9)	(4.7)
Selling expenses	(1.1)	(1.3)	(1.0)
Research and development expenses	(1.7)	(1.6)	(1.1)
Impairment loss on goodwill	(2.8)	—	—

Operating income	1.0	0.1	2.8
Other income (expense), net	1.1	(0.1)	0.7
Gain on sale of subsidiaries’ shares	3.2	—	—
Interest income	1.1	0.2	0.3
Interest expense	(0.1)	—	—

Income before income taxes	6.3	0.2	3.8
Income taxes	(0.5)	(0.3)	(1.0)

Consolidated net income (loss)	5.8	(0.1)	2.8
Net (income) loss attributable to noncontrolling interests	(0.9)	0.5	—

Net income attributable to Nam Tai shareholders	4.9%	0.4%	2.8%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
     Net Sales. Our net sales increased by 30.9% to $534.4 million for 2010, up from $408.1 million in 2009. Sales of TCA and CECP increased by 37.4% and 14.7% respectively. The increased sales levels were due to the recovery in the global economic conditions after the 2008 crisis.
     The distribution of revenues across our reportable segments has fluctuated, and we expect it to continue to fluctuate, as a result of numerous factors, including but not limited to, increased business from new and existing customers, fluctuations in customer demand resulting from the economic recovery or otherwise and seasonality. The following table sets forth, our net sales during the years ended December 31, 2009 and 2010 by reportable segment expressed as a dollar amount and as percentage of total net sales and shows the percentage difference in net sales by segment and in total between 2009 and 2010.

	Year ended December 31,
					2010
	2009		2010		vs. 2009
	Dollars		Dollars
	(in thousands)	Percent	(in thousands)	Percent	Percent
TCA	$292,074	72%	$401,259	75%	37.4%
CECP	116,063	28	133,161	25	14.7

Total net sales	$408,137	100%	$534,420	100%	30.9%

     In the TCA segment, overall sales increased by 37.4%. This was driven primarily by the increase in sales of LCD modules of 71.1%, or $102.6 million and increase of 25.1%, or $12.7 million in sales of COG products. However, the increase was partially offset by the decrease in sales of FPC sub-assemblies of 17.0% or $12.8 million.
     In the CECP segment, net sales increased by 14.7%, mainly because sales of home entertainment products increased by 183.2% or $61.3 million. However, the increase was partially offset by sales of mobile phone accessories decreased by 69.5% or $32.5 million and optical products decreased by 68.6% or $7.9 million, compared with 2009.
     Gross Profit. In terms of dollar value, gross profit for 2010 increased by $11.0 million from 2009 mainly because of an increase in sales. Gross margin decreased to 9.6% of net sales in 2010 from 9.9% in 2009 mainly as a result of start-up expenses at our newly operational manufacturing and assembly facility in Wuxi, which reduced our overall gross profit margin in 2010 by 2.1%, and an increase in material costs. Cost reduction and control measures initiated in the first quarter of 2009, including the combination of work centers and the reduction in amount of floor space used in manufacturing helped to compensate for the increase in material costs and contributed to Nam Tai’s improved gross margin at the beginning of the second quarter of 2010.
     General and Administrative Expenses. General and administrative expenses decreased to $25.2 million, or 4.7% of net sales in 2010, from $28.4 million, or 6.9% of net sales, in 2009. The $3.2 million decrease was mainly attributable to decreases of $4.4 million of employee severance benefits, $1.2 million of loss on disposal of machinery, $0.9 million of privatization expenses, $0.8 million pre-operating expenses for Wuxi FPC business and $0.4 million of salaries and benefits. However, the decrease was partially offset by increases of $4.2 million of incentive bonuses and $0.5 million of depreciation.
     Selling Expenses. Selling expenses in 2010 increased slightly to $5.5 million from $5.3 million in 2009 accounting for 1.0% and 1.3% of net sales for 2010 and 2009 respectively.
     Research and Development Expenses. Research and development expenses in 2010 decreased to $5.8 million from $6.3 million in 2009 accounting for 1.1% and 1.6% of net sales for 2010 and 2009 respectively.

     Other Income, Net. During 2010, other income of $4.0 million, comprised primarily of a $2.4 million foreign currency exchange gain, as compared to a $0.3 million foreign currency exchange loss in 2009, and a gain of $0.8 million resulting from the sale to the Wuxi local government of a parcel of raw land that we acquired in 2006.
     Interest Income. Interest income was $1.5 million, which increased by $0.7 million from $0.8 million in 2009. The increase was primarily the result of greater RMB cash balances that were deposited in banks with interest rates higher than they were in 2009.
     Interest Expense. Interest expense was nil in 2010 as compared to $0.2 million in 2009. There was no interest expense in 2010 because we did not draw on our credit facilities, whereas interest expense in 2009 was incurred on an entrusted loan receivable prior to paying it off in 2009.
     Income Taxes. The Company had an effective tax rate of about 26% on income before income taxes in 2010. The amount represented income tax provision of $7.8 million, partially offset by a deferred tax credit of $2.6 million recognized during the year, which mainly arose from tax losses from the Company’s FPC business in Wuxi. However, the actual utilization of this deferred tax asset depends on future profit streams of our businesses. The Company had an effective tax rate of about 172% on income before income taxes in 2009.
     Net Income attributable to Nam Tai shareholders
     In November 2009, Nam Tai successfully completed the privatization of Nam Tai Electronic & Electrical Products Limited, or NTEEP, by tendering for and acquiring the 25.12 percent of NTEEP that it did not previously own, i.e., NTEEP’s noncontrolling shares, resulting in NTEEP becoming the Company’s wholly-owned subsidiary. Accordingly, the Company had no net income or loss attributable to noncontrolling interests in 2010. Net loss attributable to noncontrolling interests in 2009 was $2.2 million.
     Net income attributable to Nam Tai shareholders increased to $15.0 million in 2010 from $1.7 million in 2009.
     The following table sets forth, for the years indicated, net income/(loss) by reportable segment expressed as a dollar amount and as a percentage of total net income.

	Year ended December 31,
					2010
	2009		2010		vs. 2009
	Dollars		Dollars
	(in thousands)	Percent	(in thousands)	Percent	Percent(1)
TCA	$(573)	(34.7)%	$6,617	44.1%	n/a	%
CECP	6,710	406.2	13,969	93.1	108.2
Corporate	(4,485)	(271.5)	(5,580)	(37.2)	n/a

Net income attributable to Nam Tai shareholders	$1,652	100.0%	$15,006	100.0%	808.4%

(1)      Percentage change is presented as “n/a” if either of the two periods contains a loss.
     In TCA segment, net income was $6.6 million in 2010 as compared to net loss of $0.6 million in 2009. The improvement was mainly due to the increase in sales in LCD modules and COG products. Such increase was partially offset by the inclusion of the $11.6 million net loss from the Wuxi FPC operations for 2010.
     Net income in CECP segment increased to $14.0 million from $6.7 million mainly because of the increase in sales in the home entertainment products. Such increase in sales was partially offset by the drop in sales from losing two customers in 2010.
     Net income in the corporate segment is mainly represented by corporate expenses which were not allocated to segments.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
     Net Sales. Our net sales decreased by 34.5% to $408.1 million for 2009, down from $622.9 million in 2008. Sales of TCA and CECP decreased by 16.9% and 57.2%, respectively. The decreased sales levels were due to the downturn in the global economic conditions resulting from the sequential effects of the subprime lending crisis and general credit market crisis.
     The following table sets forth our net sales for the years ended December 31, 2008 and 2009 by reportable segment expressed as a dollar amount and as percentage of total net sales and shows the percentage difference in net sales by segment and in total between 2009 and 2008.

	Year ended December 31,
	2008		2009		2009 vs. 2008
	Dollars		Dollars
	(in thousands)	Percent	(in thousands)	Percent	Percent
TCA	$351,487	56%	$292,074	72%	(16.9)%
CECP	271,365	44	116,063	28	(57.2)

Total net sales	$622,852	100%	$408,137	100%	(34.5)%

     In the TCA segment, overall sales decreased by about 16.9%. This was driven primarily by the decrease in sales of FPC sub-assemblies of 29.3% or $31.1 million, LCD modules of 11.4%, or $18.6 million, Twisted Nematic (TN) and OEM products of 55.9%, or $12.5 million. However, the decrease was partially offset by the increase of $6.7 million, or 15.3% in sales of COG products.
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
     General and Administrative Expenses. General and administrative expenses decreased slightly to $28.4 million, or 6.9% of net sales in 2009, from $29.1 million, or 4.7% of net sales in 2008. The $0.7 million decrease was mainly attributable to decreases of $1.4 million in audit, legal & professional fees, $1.2 million of share-based compensation expenses and $5.6 million of salaries and benefits. However, the decrease was partially offset by increases of $5.1 million of employee severance benefits, $0.9 million of privatization expenses, $1.2 million of loss on disposal of machinery and $0.4 million of depreciation.
     Selling Expenses. Selling expenses in 2009 decreased to $5.3 million from $6.9 million in 2008 accounting for 1.3% and 1.1% of net sales for 2009 and 2008, respectively.
     Research and Development Expenses. Research and development expenses in 2009 decreased to $6.3 million from $10.9 million in 2008 accounting for 1.6% and 1.7% of net sales for 2009 and 2008 respectively.
     Impairment Loss on Goodwill. In the fourth quarter of 2008, we recorded $17.3 million of impairment loss on goodwill on the former LCDP reporting unit which was a result of the decrease in fair value of the reporting unit affected by the slowdown in the global economy due to the financial tsunami.
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

     Net Income Attributable to Nam Tai Shareholders. Net income attributable to Nam Tai shareholders decreased to $1.7 million in 2009 from $30.6 million in 2008. The following table sets forth, for the years indicated, net income/(loss) by reportable segment expressed as a dollar amount and as a percentage of total net income attributable to Nam Tai shareholders.

	Year ended December 31,				2009 vs.
	2008		2009		2008
	Dollars		Dollars
	(in thousands)	Percent	(in thousands)	Percent	Percent(1)
TCA	$(17,064)	(55.7)%	$(573)	(34.7)%	n/a %
CECP	27,359	89.3	6,710	406.2	(75.5)
Corporate	20,340	66.4	(4,485)	(271.5)	n/a

Total net income attributable to Nam Tai shareholders	$30,635	100.0%	$1,652	100.0%	(94.6)%

(1)      Percentage change is presented as “n/a” if either of the two periods contains a loss.
     In the TCA segment, net loss was $0.6 million in 2009 as compared to net income of $0.2 million (excluding $17.3 million impairment loss on goodwill) in 2008. The major reasons were competitive pricing pressures requiring us to lower unit prices and a major drop in business volume from existing customers for FPC subassemblies and LCD modules in 2009, resulting in a decrease in gross profit by $1.7 million. In addition, interest income decreased by $0.9 million and other income decreased by $0.4 million.
     In CECP segment, net income decreased significantly to $6.7 million from $27.4 million mainly because of the continuing effect from the global economic downturn. The weak demand in the market for our consumer products adversely affected sales of all of our end-user products such as mobile phone and game products accessories, which principally represented sales of our headsets containing Bluetooth® wireless technology, educational products, optical products and home entertainment devices.
     Net income in the corporate segment is mainly represented by corporate expenses which were not allocated to segments. Net gain, after tax and noncontrolling interest, on disposal of subsidiaries’ share — JIC Technology of $20.2 million was recorded in 2008.
Liquidity and Capital Resources
Liquidity
     We have financed our operation and cash requirements to date primarily from internally generated funds, proceeds from the sale of our entire equity interest in JIC Technology, proceeds from the sale of land we owned in Hong Kong and PRC, and sale of our common stock.
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
     We had net working capital of $222.2 million at December 31, 2010 compared to net working capital of $197.7 million at December 31, 2009. The principal components of our working capital at December 31, 2010 and December 31, 2009 consisted of cash and cash equivalents, accounts and notes receivables, and inventories. The increases in these components at December 31, 2010 from levels at December 31, 2009, in
•	cash and cash equivalents resulted primarily from the increase in sales in 2010;

•	the $43.4 million used in the acquisition of shares in privatization of NTEEP in 2009; and

•	the decrease in purchase of property, plant and equipment in 2010.
     We expect our working capital requirements and capital expenditures to increase when we begin our expansions of our operations through construction of new factories and machinery purchases. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.
     We currently believe that during 2011, our capital expenditures will be in the range of $50 million to $70 million. For additional information concerning our planned capital expenditures during 2011, please see Item 4 “Information on the Company — Capital Expenditures” on page 23 of this Report. We believe that our level of internal resources, which include cash and cash equivalents, fixed deposits maturing over three months, accounts and notes receivable, and available borrowings under our credit facilities, will be adequate to fund these capital expenditures and our working capital requirements for at least the next twelve months. Should we desire to pursue acquisition opportunities or undertake additional significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.

     The following table sets forth, for the years ended December 31, 2008, 2009 and 2010, selected consolidated cash flow information ($ in thousands):

	Year Ended December 31,
	2008	2009	2010
Net cash provided by operating activities	$36,791	$38,503	$34,893
Net cash (used in) provided by investing activities	(34,723)	(74,781)	8,217
Net cash used in financing activities	(42,267)	(18,056)	—

Net (decrease) increase in cash and cash equivalents	$(40,199)	$(54,334)	$43,110

     Net cash provided by operating activities for 2010 was $34.9 million. This consisted primarily of a $15.0 million consolidated net income, adjusted for $24.5 million of depreciation and amortization, an increase in accounts payable of $25.9 million and an increase in accrued expenses and other payables of $4.4 million. Nevertheless, net cash provided by operating activities was partially offset by an increase in accounts and notes receivable of $16.3 million, an increase in inventories of $13.0 million, an increase in prepaid expenses and other receivables of $2.4 million and increase in net deferred tax asset of $2.6 million.
     Net cash provided by investing activities of $8.2 million for 2010 consisted primarily of a fixed deposit maturing over three months of $12.9 million which was matured in 2010 and proceeds from disposal of property, plant and equipment and land use right of $2.0 million, offset by capital expenditures of $6.3 million, which were used mainly to expand our manufacturing capacity and equip our new manufacturing site in Wuxi, and deposits paid for property, plant and equipment of $0.4 million.
     There is no net cash used in or provided by financing activities during 2010.
     Net cash provided by operating activities for 2009 was $38.5 million. This consisted primarily of a $0.5 million consolidated net loss, adjusted for $23.1 million of depreciation and amortization, a decrease in accounts receivable of $46.2 million, a decrease in inventories of $11.2 million and a decrease in prepaid expenses and other receivables of $1.1 million. Nevertheless, net cash provided by operating activities was partially offset by a decrease in accounts payable of $39.5 million and a decrease in accrued expenses and other payables of $4.1 million, mainly because sales in 2009 decreased by 34.5% as compared to 2008.
     Net cash used in investing activities of $74.8 million for 2009 consisted primarily of capital expenditures of $30.4 million, which were used mainly to expand our manufacturing capacity and equip our new manufacturing site in Wuxi, and increase in fixed deposits maturing over three months of $12.9 million, offset by decrease in entrusted loan receivable of $8.2 million and deposits for purchase of property, plant and equipment of $2.9 million. In addition, the Company utilized $43.4 million to acquire additional ordinary shares of NTEEP in 2009.
     Net cash used in financing activities of $18.1 million for 2009 resulted primarily from dividend payments of $9.9 million paid to the shareholders of the Company and noncontrolling shareholders of NTEEP, and the repayment of entrusted loan of $8.2 million.
     Net cash provided by operating activities for 2008 was $36.8 million. This consisted primarily of $36.1 million of consolidated net income, adjusted for $22.2 million of depreciation and amortization, impairment loss on goodwill of $17.3 million, a decrease in inventory of $5.1 million, a decrease in prepaid expenses and other receivables of $1.6 million and a decrease in income tax recoverable of $5.4 million. Nevertheless, it was partially offset by adjusting a gain on disposal of subsidiaries’ shares of $20.2 million, and an unrealized exchange gain of $4.8 million, an increase in accounts receivable of $8.5 million, a decrease in notes payable of $4.6 million, an increase in accounts payable of $9.2 million and a decrease in accrued expenses and other payables of $4.2 million.
     Net cash used in investing activities of $34.7 million for 2008 consisted primarily of increase in entrusted loan receivable of $8.2 million, capital expenditures of $27.4 million and deposits paid for purchase of property, plant and equipment of $2.6 million, which were used mainly to expand our manufacturing capacity and equip our new manufacturing site in Wuxi. In addition, the Company utilized $2.9 million to acquire additional ordinary shares of NTEEP in 2008. These were partially offset by net cash inflow from disposal of JIC Technology of $6.7 million.
     Net cash used in financing activities of $42.3 million for 2008 resulted primarily from $47.7 million paid to shareholders of the Company and noncontrolling shareholders of NTEEP as dividends, $2.6 million in repayment of bank loans, offset by proceeds of entrusted loan of $8.2 million.
     For the years ended December 31, 2009 and 2010, the Company had no guaranteed loans.
     We had no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect our liquidity.
Capital Resources
     As of December 31, 2010, we had $228.1 million in cash and cash equivalents, consisting of cash and short-term deposits, compared to $182.7 million as of December 31, 2009. The Company has no short-term and long-term bank loans as of December 31, 2010 and December 31, 2009.
     As of December 31, 2010, we had in place general banking facilities with financial institutions aggregating $14.1 million. The maturity of these facilities is generally up to 90 days. These banking facilities (which are not considered guaranteed loans) are guaranteed by the Company and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks’ reference lending rates. Our facilities permit us to obtain letters of credit, import facilities, trust receipt financing and shipping guarantees. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2010, we had available unused credit facilities of $14.1 million.
     As of December 31 2010, the Company had no term loans.
     Our contractual obligations, including capital expenditure, purchase obligations and future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2010 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments (in thousands) due by period
Contractual Obligations	Total	2011	2012 to 2013	2014 to 2015	After 2015
Long-term debt obligations	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	1,016	1,016	—	—	—
Purchase obligations:
Capital commitments	4,923	4,923	—	—	—
Other purchase obligations	67,965	67,965	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet under US GAAP	—	—	—	—	—

Total	$73,904	$73,904	$—	$—	$—

     With the exception of a requirement for PRC subsidiaries that about 11% of profits after tax be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. For 2007 or before, if dividends were paid by our PRC subsidiaries, such dividends would reduce the amount of reinvested profits and, accordingly, the refund of taxes paid would be reduced to the extent of tax applicable to profits not reinvested. However, in March 2007, PRC National People’s Congress promulgated the new Enterprise Income Tax Law which replaces the former foreign enterprise income tax law and has been effective since January 1, 2008. Profit reinvestment benefit, which we previously enjoyed, was also abolished with effect from January 1, 2008. Under the new EIT Law, dividends payable to foreign investors which are derived from sources within the PRC will be subject to income tax at the rate of 5% to 15% by way of withholding unless the foreign investors are companies incorporated in countries which have tax treaty agreement with PRC and rate agreed by both parties will be applied. However, except for the increases in our tax payments, we believe that there is no material impact from these changes on our ability to provide working capital for growth and future capital expenditures.
Impact of Inflation
     Historically, inflation in China where virtually all of our assets and employees are located has had little impact against the Company’s business in the past because we have been able to increase the price of our services and products to keep pace with inflation. However, in addition to the appreciation of the renminbi to the US dollar, inflation in China has recently affected the Company significantly. China’s consumer price index, the broadest measure of inflation, rose 4.9% in January 2011 from the level in January 2010. China’s overall economy and the average wage in the PRC are expected to continue to grow. For example, wages of our direct labor workforce increased substantially in 2010 and at December 31, 2010, the average wage level was approximately 57% higher than that at December 31, 2009.
     Continuing increases in China’s inflation and material increases in the cost of labor would diminish our competitive advantage and, unless we are able pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.
Exchange Controls
     There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of our securities or on the conduct of our operations in Hong Kong and Cayman Islands, where the offices of some of our subsidiaries are located, or in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our PRC subsidiaries, with the exception of a requirement that about 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.
Recent Changes in Accounting Standards
     In September 2009, the FASB issued ASU No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This update applies to all entities that hold an investment that is required to be measured or disclosed at fair value on a recurring or nonrecurring basis. These amendments permit, as a practical expedient, a reporting entity to measure the fair value of investment on the basis of the net asset value per share of the investment and require disclosures by major category of investment within the scope of this update. ASU No. 2009-12 is effective for interim and annual periods ending after December 15, 2009 and the adoption did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. The amendments in this update are the result of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46 (R)”, which is now codified as FASB ASC 810-10-50-2A “Consolidation — Overall — Disclosure — Variable Interest Entities” and is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2009-17 did not have a material impact on the Company’s financial position, results of operations and cash flows.

     In January 2010, the FASB issued ASU No. 2010-02, “Consolidation (Topic 810)”, in which it clarifies that the scope of the decrease in ownership provision of the Subtopic and related guidance applies to a subsidiary or group of assets that is a business or nonprofit activity, but does not apply to sales of substance real estate & conveyances of oil and gas mineral rights. ASU No. 2010-02 is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2010-02 did not have a material impact on the Company’s financial position, results of operations and cash flows.
     In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events (Topic 855)”, which requires an SEC filer to evaluate subsequent events through the date that the financial statements are issued, and removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP. It also clarifies that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. ASU No. 2010-09 is effective for the interim and annual periods ending after June 15, 2010 and no material impact on Namtai’s reporting is considered.
     In April 2010, the FASB issued ASU No. 2010-13, “Compensation—Stock Compensation (Topic 718)”, which provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. ASU No. 2010-13 is effective for fiscal years, and the interim and annual periods within those fiscal years, beginning on or after December 15, 2010. The adoption of ASU No. 2010-13 is not expected to have any impact on the Company’s financial position, results of operations and cash flows.
     In December 2010, the FASB issued ASU No. 2010-28, “Intangibles—Goodwill and Other (Topic 350)”, which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU No. 2010-28 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after, December 15, 2010. The adoption of ASU No. 2010-28 is not expected to have any impact on the Company’s financial position, results of operations and cash flows.
     In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805)”, which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU No. 2010-29 is effective for business combinations for which the acquisition date is after the annual periods ending after December 15, 2010 and which earlier adoption is permitted. The Company believes that the adoption of ASU No. 2010-29 may impact future business combinations.
Research and Development
     Our research and development expenditures were mainly comprised of salaries and benefits paid to our research and development personnel and primarily for the development of advanced manufacturing techniques to produce complex products on a mass scale and at a low cost. We expense our research and development costs as incurred. For the years ended December 31, 2008, 2009 and 2010 we incurred research and development expenses of approximately $10.9 million, $6.3 million and $5.8 million respectively.
Trend Information
     In 2011, the Company plans to continue to focus its business on manufacturing high value and higher margin LCD modules geared toward applications in market segments that management perceives to be strong, such as telecommunications and automotive. In order to meet the demand from customers, the Company will consider significant expansion of production capacity for LCD modules and assemblies for smart phone and tablet applications in upcoming years. For the FPC business, management believes that, through its incorporation of state-of the-art technology and equipment for production of FPCB usable for many diverse electronic products and components, and benefitted by management and marketing personnel experienced in FPCB production and sales, operations from Nam Tai’s FPCB facilities in Wuxi will show momentum in 2011 and eventually become one of the Company’s key growth drivers.

Off-balance Sheet Arrangements
     For 2010, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 6. DIRECTORS AND SENIOR MANAGEMENT
Directors and Senior Managers
     Our current directors and senior management, and their ages as of March 1, 2011, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries
M. K. Koo	66	Nam Tai’s Executive Chairman and Chief Financial Officer; NTEEP’s President and a director
Colin Yeoh	46	Chief Executive Officer of Nam Tai and a director of NTEEP
Ivan Chui	52	Chief Marketing Officer of Nam Tai
Tohru Odashima	60	President of Wuxi Manufacturing
Peter R. Kellogg	68	Member of the Board of Directors
Dr. Wing Yan (William) Lo	50	Member of the Board of Directors
Charles Chu	54	Member of the Board of Directors
Mark Waslen	50	Member of the Board of Directors
     M. K. Koo. Mr. Koo, a founder of the Nam Tai Group, serves as Executive Chairman and Chief Financial Officer of Nam Tai. Effective on October 1, 2010, Mr. Koo was appointed President of NTEEP. Mr. Koo has served Nam Tai in various senior executive and management positions of Nam Tai Group from our inception, including responsibilities for corporate strategy, finance and administration. He is also Chairman of the Board of Directors of NTEEP and Chairman & Legal Representative of Nam Tai’s PRC subsidiaries. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.
     Colin Yeoh. Dr. Yeoh joined Nam Tai in September 2003 as President of Business Development for our LCD and transformer businesses and since then has served in various senior executive positions for our LCD and transformer manufacturing Jetup business unit, rising to become the Chief Executive Officer of Jetup business unit. In December 2009, he was appointed as a director of our NTEEP and Chief Executive Officer of Nam Tai. Before joining Nam Tai, he worked in operations for Varitronix International Limited, a custom LCD manufacturer, from 1994 to 2003. From 1990 to 1994, he was employed by GEC Marconi Hirst Research (UK), where he worked in optical and display system research. Dr. Yeoh received a PhD in Liquid Crystal Devices in 1990 at Imperial College (London, UK), a Master of Science degree in Microwaves and Modern Optics in 1986 from University College London (UK) and a Bachelor of Science in Electrical and Electronic Engineering from University College London (UK).
     Ivan Chui. Mr. Chui is a co-founder of J.I.C. Technology Company Limited (“JIC”) and joined Nam Tai when the Company acquired JIC in October 2000. Since then Mr. Chui has served the Company in various senior executive positions for our LCD and transformer manufacturing Jetup business unit, becoming the Vice Chief Executive Officer of Jetup business unit in January 2009. From December 2009 to March 2010, Mr. Chui served us as Business Development President of Zastron Shenzhen, which now handles our manufacturing of LCDs and LCD modules in Shenzhen and in April 2010, was designated as our Chief Marketing Officer. He has over 20 years of experience in the LCD business and extensive contacts and experience in conducting business with Japanese companies.
     Tohru Odashima. Mr. Tohru Odashima, joined Nam Tai as President of its FPC manufacturing plant in Wuxi in September 2010. Before joining Nam Tai, Mr. Odashima was employed by Sony Chemical Corporation and its related companies since 1968. During his career span of over 40 years with Sony, he served Sony in areas of Research & Development, manufacturing technology, factory operations management and business development of FPC products. His most recent position with Sony, in which he served for approximately 10 years, was as Director/President of Sony Chemicals (Suzhou) Co. Ltd., located in Suzhou, PRC, which is the city to the immediate Northwest from our facilities in Wuxi. During his tenure with Sony, Mr. Odashima gained substantial experience and developed expertise in the development, manufacturing and marketing of FPC products and in the management of PRC factories dedicated to their production, which are the same responsibilities he is undertaking as President of Nam Tai’s FPC manufacturing operations and facilities in Wuxi.
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
     Mark Waslen. Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee and on our Compensation Committee and Nominating/Corporate Governance Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including Financial Controller, Secretary and Treasurer. Since June 1, 2010, Mr Waslen is employed as a Partner with Meyers Norris Penny, a Canadian Chartered Accountant and business advisory firm. From 2001 to 2010, Mr. Waslen was employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. Prior to joining Berris Mangan, Mr. Waslen has been employed by various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.
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
Compensation of Directors and Senior Management
Compensation on an Aggregate Basis
     The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2010 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $2.7 million. That total includes an aggregate of $94,800 in stock compensation expense for options granted to the Company’s non-employee directors.
     During the year ended December 31, 2010, we granted to our directors from our stock option plans options to purchase an aggregate of 60,000 of our common shares at exercise price of $4.45 per share. That exercise price of the shares covered by the options granted during 2010 was equal to their fair market value of our shares on the date of grant when measured against the closing price of $4.45 of our shares on June 3, 2010 (the date of the grant) as reported on the NYSE. The options granted during 2010 expire on the third anniversary of their grant date in 2013.
     We pay our directors $4,000 per month for services as a director, $1,000 per meeting attended in person and $700 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.
     During 2010, members of our senior management were eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Senior management is entitled to share up to 15% of the operating income from the subsidiary in which they are employed during the year. Our senior management in charge of our subsidiaries recommends the participating staff members from the corresponding subsidiary and the amount, if any, to be allocated from such subsidiary’s profit pool to an eligible employee. In addition to cash incentives, members of our senior management are eligible to receive stock options from our Stock Option Plans. For 2010, the Chief Executive Officer is entitled to 20% of the incentive pools and the balance is to be shared by other operational senior management of the Company per above.
     According to the applicable laws and regulations in China set by the local government of Shenzhen, China, prior to July 2006, we are required to contribute 8% to 9% of the stipulated salary to our staff located there to retirement benefit schemes to fund retirement benefits for our employees. With effect from July 2006, the applicable percentages were adjusted to 10% to 11%. For our subsidiary in Wuxi, the applicable percentage was 20%. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.
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
     The cost of our contributions to the staff retirement plans in Hong Kong, Macao and China amounted to approximately $1,814,000, $1,480,000 and $1,715,000 for the years ended December 31, 2008, 2009 and 2010, respectively.
Compensation on an Individual Basis*
Directors Compensation
     The following table presents the total compensation paid to each of our non-management directors during 2010:

	Fees Earned or	Option	All Other	Total
Name	Paid in Cash ($)(1)	Awards ($)(2)	Compensation ($)	($)
Peter R. Kellogg	46,100	23,700	—	69,800
Charles Chu	52,950	23,700	—	76,650
Dr. Wing Yan (William) Lo	50,800	23,700	—	74,500
Mark Waslen	49,000	23,700	—	72,700

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees. Cash paid to directors were in HK$ and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.75.

(2)	Consists of the US$ amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.
Options Granted During the year and Held by Directors, at December 31, 2010
     Our policy is to grant to non-employee directors on an annual basis, upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. Accordingly, in June 2010, each of our non-employee directors was granted three-year options to purchase 15,000 shares (a total of 60,000 shares for all of our non-employee directors) at an exercise price of $4.45.
Compensation on an Individual Basis — Executive Officers
     The following table sets forth a summary of the compensation which we (including our subsidiaries) paid during 2010 to our Chief Executive Officer, our Chief Financial Officer and two of our other highest paid executive officers during 2010 who were serving at December 31, 2010.

*	Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this Report and plan to do so in our proxy statement for our 2011 Annual Meeting of Shareholders (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefor promulgated under the Securities Exchange Act of 1934). See Item 3. Key Information of this Report under the heading “Risk Factors – Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections and information afforded to investors.” By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this Report or in our proxy statement, we are not undertaking any duty, and investors and others reviewing this Report should not expect, that we will continue to make such disclosures in any future Reports or in our proxy statements as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this Report may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this Report do not necessarily comply with the applicable requirements therefor under Form 10-K or Regulation 14A and this Report does not contain all disclosures required Item 11 of Form 10-K or Item 8 of Schedule 14A of Regulation 14A.

Summary Compensation Table

				Other
		Salary		comp. and
Name and Principal Position	Year	($)(1)		benefits ($)(2)		Total ($)
Koo Ming Kown	2010	212,915	(3)	236,079	(4)	448,994
Chief Financial Officer and	2009	10	(3)	199,720	(4)	199,730
Chairman of the Board of Nam Tai;	2008	—		68,931	(4)	68,931
President of NTEEP

Colin Yeoh (5)	2010	213,523		829,411		1,042,934
Chief Executive Officer	2009	171,304		4,191		175,495
of Nam Tai	2008	201,184		1,587		202,771

Ivan Chui (6) Chief Marketing Officer	2010	219,691		551,757		771,448
of Zastron Shenzhen	2009	—		129,032		129,032
	2008	176,282		—		176,282

Patinda Lei (7)	2010	180,492		4,166		184,658
Marketing Director of Zastron Shenzhen	2009	181,993		3,457		185,450
	2008	358,974		9,637		368,611

(1)	Consists of the basic salary earned by the named executive officers during the year indicated. All cash compensation included in the table was paid to Nam Tai’s senior executives in HK$ and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.75 for 2010 and 2009, and $1.00:HK$7.80 for 2008.

(2)	To the extent applicable to the named individual, consists of amounts paid for housing, golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums, bonus and fees for annual physical examination. The value of stock options is not included.

(3)	Mr. Koo was appointed as Nam Tai’s Chief Financial Officer effective March 1, 2009. Prior to March 1, 2009, Mr. Koo served on Nam Tai’s Board of Directors as Non-executive Chairman of the Board and since March 1, 2009 has served as Executive Chairman of the Board. Mr. Koo’s salary for serving as Nam Tai’s Chief Financial Officer during 2009 and 2010 was $1.00 per month. Effective on October 1, 2010, in addition to his duties as Nam Tai’s Chief Financial Officer, Mr. Koo was appointed as President of NTEEP, his salary for serving as Nam Tai’s Chief Financial Officer was confirmed at $1.00 per month and his salary for serving as President of NTEEP was fixed at approximately $850,000 annually and an annual bonus of 1.5 months of his monthly salary of approximately $106,000. See Item 7. “Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions.”

(4)	“All other compensation and benefits” for 2010 includes insurance premiums and fees for annual physical examination, $147,049 in rental charges paid for housing provided for Mr. Koo and $26,613 which Nam Tai has accrued as a bonus to Mr. Koo for services in 2010, but is payable to Mr. Koo in March 2011. “All other compensation and benefits” for 2009 included insurance premiums, golf membership expenses and $136,649 in rental charges paid for housing provided for Mr. Koo. Amounts of $833,333 and $750,000 previously accrued by the Company during 2009 and 2010 respectively for payment to Mr. Koo if he remained as Nam Tai’s CFO from March 1, 2009 through and after February 29, 2012 have not been included in the table since the Company’s obligation therefore was terminated in October 2010 and Mr. Koo has never received payment of those amounts during 2009 or 2010. See Item 7. “Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions” for a discussion of the compensation payable and previously payable to Mr. Koo as Nam Tai’s CFO. “All other compensation and benefits” in 2010, 2009 and 2008 also includes directors fees of $37,250, $42,750 and $42,000, respectively. “All other compensation and benefits” in 2008 includes $13,650 actually paid to Mr. Koo when his outstanding stock options were repurchased at the same time that all other director options were repurchased in 2008. Because (a) options to purchase 15,000 shares granted in 2009 to Mr. Koo were surrendered and cancelled within a few months thereafter, and (b) options to purchase 15,000 shares granted in 2008 to Mr. Koo as a then independent director of Nam Tai were among the options repurchased by Nam Tai a few months thereafter, in order to avoid the appearance that Mr. Koo received duplicate compensation, “all other compensation and benefits” in 2009 and 2008 do not include $13,350 and $27,900, respectively, which were the dollar amounts for the options granted to Mr. Koo in 2009 and 2008, respectively, that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.

(5)	Appointed as CEO of Nam Tai effective December 1, 2009. Compensation for 2008 through November 30, 2009 was paid to Dr. Yeoh in other executive capacities. “Other compensation and benefits” for 2010 includes an incentive bonus of $825,000, which the Company accrued for 2010, but is payable by the end of March 2011.

(6)	Appointed as Business Development President of Zastron Shenzhen in December 2009 and as Nam Tai’s Chief Marketing Officer in April 1, 2010. Compensation for 2008 through November 2009 was paid to Mr. Chui in other executive capacities. “Other compensation and benefits” for 2010 includes an incentive bonus of $551,000, which the Company accrued for 2010, but is payable by the end of March 2011.

(7)	Appointed as Vice CEO of the Zastron Shenzhen in November 2008. She was appointed as Marketing Director of Zastron Shenzhen in April 1, 2010.

Retirement Benefits
     Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund. The following table provides amount of contributions that the Company has made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

	Number	Value at	Company
	of years	December 31, 2010 of	Payments
	of credited	Accumulated	During
Name	Service	Benefits ($)	2010 ($)
Koo Ming Kown	36.0 (1)	N/A	N/A
Colin Yeoh	7.3	3,865	1,548
Ivan Chui	10.2	12,308	N/A
Patinda Lei	10.0	12,308	N/A

(1)	Prior to October 2010, Mr. Koo’s services as our employee were for Nam Tai Electronics, Inc., the ultimate parent, and as such he is not eligible under Hong Kong’s Mandatory Provident Retirement Fund or Macao’s retirement benefit scheme. Accordingly, no contributions have been made for Mr. Koo. Although he was appointed President of our subsidiary, NTEEP, effective October 1, 2010, contributions are not required for Mr. Koo under Hong Kong’s Mandatory Provident Retirement Fund because he is over 65 years old.
Options Held by Executive Officers at December 31, 2010
     None of our executive officers named in the Summary Compensation Table above held any option to purchase shares of the Company as of December 31, 2010.
Board Practices
     All directors hold office until our next annual meeting of shareholders, which generally is in the summer of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The full board committee appoints members and chairman of board committees, who serve at the pleasure of the Board. With the termination in October 2010 of the agreement relating to loss of office that Nam Tai entered into in March 2009 with Mr. M. K. Koo in connection with his appointment as Nam Tai’s Executive Chairman and Chief Financial Officer, Nam Tai no longer has any director service contracts providing for benefits upon termination of service as a director or employee (if employed). For information relating to the loss of office agreement with Mr. Koo and its termination, see Item 7, “Certain Relationships and Related Party Transactions” on page 58 of this Report.
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
Kee Wong, Corporate Secretary
Telephone: (852) 2341 0273
e-mail: shareholder@namtai.com

Effective on April 1, 2011	Effective before April 1, 2011
Unit 1201, 12th Floor, Tower 1, Lippo Centre,	Units 5811-12, 58/F, The Center,
89 Queensway, Admiralty, Hong Kong Facsimile: (852) 2263 1001	99 Queen’s Road Central, Central, Hong Kong Facsimile: (852) 2263 1223
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
     Each of the members of our Board of Directors serving on our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee are “independent” as that term is defined in Corporate Governance Rules of the NYSE, other than Mr. Koo, our Chairman of the Board and an Executive Director.
     Nam Tai has adopted the directors’ independence criteria as established by NYSE Corporate Governance Rules Section 303A.02.
     An independent Non-Executive Director (“INED”) is one among other conditions is an individual:
•	who has no material relationship with the Company as affirmatively determined by the Board;

•	who is not nor has been within the last 3 years immediately prior to the date of his appointment as the INED an employee of the Company, provided, however, employment as an interim Chairman of the Board or Chief Executive Officer or other executive officer of the Company shall not disqualify a director from being considered independent following that employment;

•	whose immediate family members(1) are not, nor have been within the last 3 years immediately prior to the date of his appointment as the INED, an executive officer of the Company;

•	who, or whose immediate family member(1), have not received greater than US$120,000 in direct compensation from the Company, other than directors’ and committees’ fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continuous service), during any twelve-month period within the last 3 years immediately prior to the date of his appointment as the INED;

•	who is neither a partner nor an employee of the internal or external audit firm of the Company and within the last 3 years immediately prior to the date of his appointment as the INED was neither a partner nor an employee of such firm and personally worked on the Company’s audit during that time;

•	none of whose immediate family members (1) is (a) a current partner of the internal or external audit firm of the Company or (b) a current employee of the internal or external audit firm of the Company and personally works on the Company’s audit;

•	none of whose immediate family members (1) have been, within the last 3 years immediately prior to the date of his appointment as the INED, partners or employees of the internal or external audit firm and personally worked on the Company’s audit during that time; and

•	who, or whose immediate family members (1), are not, nor within the last 3 years immediately prior to the date of his appointment as the INED, employed as an executive officer of another company in which any of the Company’s present executives at the same time serves or served on that company’s compensation committee; and

•	who is not an employee of, or whose immediate family members (1) are not executive officers of, a company that has made payments to, or received payments from, the Company for property or services in an amount which in any of the 3 fiscal years prior to his appointment as the INED, exceeds the greater $1 million or 2% of such other company’s consolidated gross revenues.

(1)	An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers- and father-in-law, sons-and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home.
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
     Our Compensation Committee consisted of four independent non-executive directors in 2010: Messrs. Chu, Waslen, Kellogg and Dr. Lo. Mr. Chu serves as the Chairman of the Compensation Committee.
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
     Our Nominating / Corporate Governance Committee consists of four independent non-executive directors: Messrs. Chu, Waslen, Kellogg and Dr. Lo. Dr. Lo serves as the Chairman of the Nominating / Corporate Governance Committee.
Stock Options of Directors and Senior Management
     During 2010, our non-employee directors were each granted options to purchase 15,000 shares of the Company. These options (a total of 60,000 options) and an aggregate of 60,000 options granted to our directors in 2009 (a total of 120,000) were outstanding and held by our directors as of February 28, 2011. The director’s options granted in 2009 are exercisable at $4.41 per share through June 4, 2012 and the director’s options granted in 2010 are exercisable at $4.45 per share through June 2, 2013.
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
     At February 28, 2011, we had options outstanding to purchase 120,000 shares, held by directors. Under our existing stock option plans, options to purchase 2,724,869 shares were available for future grant.
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
Employees
     The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2008, 2009 and 2010.

		At December 31,
Geographic Location	Main Activity	2008	2009	2010
Shenzhen, PRC	Manufacturing	5,225	3,734	4,153
	Research and development	310	156	96
	Quality control	484	274	297
	Engineering	277	168	158
	Administration	403	302	289
	Marketing	105	64	57
	Support(1)	238	160	155
	Total Shenzhen	7,042	4,858	5,205

Wuxi, PRC	Manufacturing	5	153	366
	Research and development	3	15	21
	Quality control	5	41	70
	Engineering	7	35	43
	Administration	15	76	81
	Marketing	4	7	11
	Support(1)	7	13	21
	Total Wuxi	46	340	613

Hong Kong	Administration	8	5	6
	Total Hong Kong	8	5	6

Macao	Administration	5	—	—
	Total Macao	5	—	—

Japan	Administration	2	—	—
	Marketing	1	—	—
	Research & Development	—	—	—
	Total Japan	3	—	—

	Total employees	7,104	5,203	5,824

(1)	Employees categorized in “support” include personnel engaged in procurement, customs, shipping and warehouse services.
     Our subsidiaries in Shenzhen, China have entered into collective agreements with their respective trade unions. The collective agreements usually set out the minimum standard for the wages, working hours and other benefits of the workers. The current collective agreement between our subsidiaries and its trade union was renewed effective January 1, 2011 and we expect that it will be renewed on an annual basis thereafter.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Shares and Options Ownership of Directors, Senior Management and Principal Shareholders
     The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of February 28, 2011, by each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management.

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	5,826,180	(2)	13.0%
M. K. Koo	5,242,786	(3)	11.7%
I.A.T. Reinsurance Syndicate Ltd.	5,224,800	(2)	11.7%
Kahn Brothers LLC	2,481,289	(4)	5.5%
Ivan Chui	295,870		*
Colin Yeoh	10,000		*
Charles Chu	32,500	(5)	*
Wing Yan (William) Lo	30,000	(6)	*
Mark Waslen	40,000	(5)	*

*	Less than 1%.

(1)	Percentage of ownership is based on 44,803,735 common shares outstanding as of February 28, 2011. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of options exercisable within 60 days of February 28, 2011 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Mr. Kellogg directly holds 571,380 common shares and indirectly, through I.A.T. Reinsurance Syndicate Ltd., holds 5,224,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of those shares. Mr. Kellogg also holds options to purchase 30,000 shares, which he received in 2009 and 2010 as a director of Nam Tai.

(3)	Mr. Koo beneficially owned 5,242,786 common shares jointly with Ms. Cho Sui Sin, Mr. Koo’s wife.

(4)	Based on a Schedule 13G filed with the SEC by the beneficial holder on February 7, 2011.

(5)	Includes options to purchase 30,000 shares.

(6)	Consists of options to purchase 30,000 shares.
     To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly.
     All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of February 28, 2011, there were approximately 631 holders of record of our common shares. According to information provided to us by our transfer agent, 612 holders of record with addresses in the United States held 39,125,702 of our common shares at February 28, 2011.
The following table reflects the percentage ownership of our common shares during the last three years by shareholders who beneficially owned 5% or more of our common shares during that period:

	Percentage Ownership (1) at February 28,
	2009		2010		2011
Peter R. Kellogg (2)	12.9%		13.0%		13.0%
M. K. Koo	11.7%		11.7%		11.7%
I.A.T. Reinsurance Syndicate Ltd.	11.7%		11.7%		11.7%
Kahn Brothers LLC		(3)		(3)	5.5	%(4)
Royce & Associates, LLC	5.1	% (5)	5.2	% (6)	4.6	%(7)
Renaissance Technologies LLC and James H. Simons	5.5	% (8)	4.0	% (9)		(10)

(1)	Based on 44,803,735 common shares outstanding on February 28, 2009, 2010 and 2011. In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of options exercisable within 60 days of February 28, 2011 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Includes shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg disclaims beneficial ownership. Mr. Kellogg also holds options to purchase 30,000 shares, which he received in 2009 and 2010 as a director of Nam Tai.

(3)	The holder did not make a filing with the SEC under Rule 13d-1 or 13d-2 of the Securities Exchange Act of 1934 for its holdings in 2009 and 2010 and Nam Tai has no information regarding the holder’s beneficial ownership of its shares for these years.

(4)	Based on a Schedule 13G filed with the SEC by the beneficial holder on February 7, 2011.

(5)	Based on Schedule 13G filed with the SEC by the beneficial holder on January 27, 2009.

(6)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by the beneficial holder on January 26, 2010.

(7)	Based on Amendment No. 2 to Schedule 13G filed with the SEC by the beneficial holder on February 4, 2011.

(8)	Based on a Schedule 13G filed with the SEC by the beneficial holders on February 13, 2009.

(9)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by the beneficial holders on February 12, 2010.

(10)	The holder did not make a filing with the SEC under Rule 13d-1 or 13d-2 of the Securities Exchange Act of 1934 after the filing referred to in footnote (9) to this table and Nam Tai has no information regarding the holder’s beneficial ownership of its shares since the filing referred to in footnote (9).
     The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of the Company.
Certain Relationships and Related Party Transactions
     In connection with the appointment of Mr. Koo as Nam Tai’s Chief Financial Officer in March 2009, Nam Tai and Mr. Koo agreed to the following compensation arrangements: (1) a salary of $1.00 per month; (2) employment benefits comparable to those provided to other members of senior management, including insurance coverage, annual physical examination, golf club membership fees, and payment of rental expenses of his apartment in Hong Kong up to $15,000 per month, plus all miscellaneous fees; and (3) compensation in the amount of $3.0 million after completion of three years’ service with Nam Tai as Chief Financial Officer.
     The compensation payable to Mr. Koo for three-years’ service was not payable if Nam Tai replaced Mr. Koo with a suitable candidate within such three-year period, i.e., before February 29, 2012. In October 2010, Nam Tai appointed Joseph Li as Chief Financial Officer. In November 2010, as a consequence of his wife’s health, Mr. Li resigned as Nam Tai’s Chief Financial Officer and Mr. Koo again resumed in that position. However, despite his short tenure, Mr. Li’s appointment as Nam Tai’s Chief Financial Officer within the three-year period terminated the Company’s obligation to Mr. Koo at the end of three years’ service. Accordingly, the approximately $1.6 million cumulatively accrued since March 2009 on the terminated obligation payable by the Company to Mr. Koo at the end of three years were added to the Company’s additional paid-in capital on Nam Tai’s balance sheet at December 31, 2010 in accordance with the guidance under SAB Topics 1B.1 and 5T, FASB ASC 718-10-15-4.
     In view of Mr. Li’s resignation, Mr. Koo resumed as Nam Tai’s Chief Financial Officer and he and Nam Tai entered in an employment agreement effective October 1, 2010 regarding Mr. Koo’s service as Nam Tai’s CFO. Under this employment agreement, Mr. Koo’s salary remains $12 per annum ($1.00 per month), Mr. Koo is entitled to receive perquisites consisting of (a) the same benefits as other members of the senior management enjoy, (b) reimbursement for any reasonable miscellaneous expenses, i.e. entertainment expenses, and (c) reimbursement for the actual amount that Mr. Koo pays for the rental charges of his residential apartment in the amount of approximately $15,000 monthly, and all monthly utilities charges, such as for water, electricity telephone etc. Under the employment agreement, in the event:
•	Nam Tai’s terminates Mr. Koo for any reason other than for his commission of a criminal act, Nam Tai has agreed to pay Mr. Koo an amount which is equal to 36 months of his basic monthly salary, all bonuses and allowances and so on that he is entitled at the time of termination; and

•	Mr. Koo wishes to terminate his employment with Nam Tai, except in cases of illness or other health conditions that prevent him from working, he must provide Nam Tai with one year’s prior written Notice.
     Effective at the same time as his above-described employment agreement with Nam Tai, Mr. Koo and Nam Tai’s subsidiary, NTEEP, entered into an employment agreement for Mr. Koo’s services as NTEEP’s President (which are in addition to his duties as Nam Tai’s Chief Financial Officer). Under his employment agreement with NTEEP, Mr. Koo’s is to receive (a) an annual salary of approximately $850,000, (b) subject to the final decision of NTEEP, an annual bonus of 1.5 months of his monthly salary of approximately $106,000, provided that Mr. Koo is an employee of the Company in February of the following financial year, and (c) NTEEP is subject to the final decision of the Company and (c) perquisites consisting of (i) the same benefits as other members of the senior management of NTEEP enjoy and (ii) reimbursement for any reasonable miscellaneous expenses, i.e. entertainment expenses. Under his employment agreement with NTEEP, the provisions in the event of termination of employment with NTEEP are identical to the provisions described above in the event of termination of employment with Nam Tai.

ITEM 8. FINANCIAL INFORMATION
Financial Statements
     Our consolidated financial statements are included this Form 20-F in the F pages following page 76.
Legal Proceedings
     We are not a party to any material legal proceedings other than routine litigation incidental to our business and we believe that there are no material legal proceedings pending that involve our property.
Tax Dispute with Hong Kong Inland Revenue Department
     Since the fourth quarter of 2007, several of our inactive subsidiaries have been involved in tax disputes relating to tax years 1996 and later years with the Inland Revenue Department of Hong Kong, or HKIRD, the income tax authority of the Hong Kong Government. These disputes are discussed sequentially below.
(1)	NTTC
     (a) In October 2007, the HKIRD issued an assessment Determination against Nam Tai Trading Company Limited (“NTTC”), a limited liability company incorporated in Hong Kong and an indirect wholly owned subsidiary of the Company. This assessment relates to four tax years from 1996/1997 to 1999/2000. The taxes assessed in this proceeding amount to approximately $2.9 million.
          After consulting Hong Kong tax experts, Nam Tai believed that the position of the HKIRD for the years in question was incorrect as a matter of law and accordingly NTTC objected to the HKIRD’s assessment and appealed it to the Hong Kong Board of Review, an independent body established under Hong Kong Inland Revenue Ordinance to hear appeals of HKIRD assessments. In December 2008, the Board of Review dismissed NTTC’s appeal. According to advice from Senior Counsel in Hong Kong, the Court of Appeal in Hong Kong was unlikely to disturb the findings of the Board of Review. Therefore, NTTC decided not to pursue an appeal.
     (b) In addition to the assessment Determination of October 2007, in May 2008, the HKIRD issued a writ against NTTC claiming taxes in the amount of approximately $3 million for the taxable years from 1997/1998 to 2000/2001, partially overlapping the taxes against NTTC assessed by HKIRD in its assessment Determination of October 2007. Nam Tai’s defense was struck out by the District Court in Hong Kong. According to advice from Senior Counsel in Hong Kong, the Court of Appeal was unlikely to disturb the findings of the District Court. Therefore, NTTC decided not to pursue an appeal against the decision of the District Court.
     (c) Furthermore, from May to November 2010, the HKIRD issued three separate writs against NTTC claiming taxes and interests on unpaid taxes, in the amount of approximately $0.9 million, $1.1 million and $120,000 for the taxable years from 1996/1997 to 2003/2004, from 1996/1997, 1998/1999 and 1999/2000, and from 1996/1997 to 1999/2000, respectively.
(2)	NTGM
     (a) The HKIRD has also made estimated assessments against Nam Tai Group Management Limited (“NTGM”), another wholly owned subsidiary of Nam Tai, which has been inactive since 2005. This assessment, which relates to the tax years of 2001 and 2002, is in the amount of approximately $172,000, including interest allegedly due thereon. on December 17, 2008, the Hong Kong tax authorities issued a Writ of Summons through the District Court in Hong Kong claiming against NTGM the amount of $172,000 as taxes allegedly due and payable, together with interest, to the Hong Kong tax authorities for the fiscal years 2001 to 2002. NTGM filed its defense on January 29, 2009, but on February 17, 2009, HKIRD filed papers seeking to strike out NTGM’s defense. As NTGM’s defense was similar to the defense of NTTC and Senior Counsel had advised that NTTC’s defense was not arguable before the Court, NTGM accordingly agreed with HKIRD to allow Judgment to be entered against NTGM by consent.
     (b) On February 8, 2011, HKIRD issued a writ against NTGM claiming taxes in the amount of approximately $855,000 for the taxable years 2001/2002 to 2003/2004. NTGM has instructed Queen’s Counsel in the United Kingdom to prepare the defence.
(3)	NTT
     (a) On September 14, 2009, the HKIRD issued a writ against Nam Tai Telecom (Hong Kong) Company Limited (“NTT”), a dormant company of the Company, claiming taxes in the amount of approximately $337,000 for the taxable year 2002/2003. Judgment has been entered against NTT.
     (b) On February 17, 2011, HKIRD issued a writ against NTT claiming taxes in the amount of approximately $33,800 for the taxable year 2002/2003. NTT is considering the adoption of the defence to be prepared by the Queen’s Counsel in the case of NTGM as discussed in paragraph (2)(b) above.

(4)	Expected Dispositions of Tax Disputes with Inactive or Dormant Subsidiaries
     HKIRD has not accepted the explanations that it was necessary for these subsidiaries to perform their individual functions for the whole Nam Tai group and therefore the management fees paid by the Company by contract to support and finance all the necessary overhead expenses of these subsidiaries (not located in Hong Kong) to contribute to the businesses representing the administration and finance departmental functions from Vancouver, Canada for the whole group under the corporate structure at that time were not regarded as necessary expenses by HKIRD.
     Since it is believed that it will be difficult for these subsidiaries to continue cooperating with HKIRD in the future, if the Company discontinues financing these subsidiaries, they will be forced to liquidate in due course. As these subsidiaries do not conduct any business and have been inactive or dormant for some time, and have either assets of limited book-value or no assets, Nam Tai believes that there should be no material impact from these proceeding on the Company’s financial condition, liquidity or results of operations. Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.
(5)	Notices of Alleged Personal Liability for Additional Taxes Against Former Directors and Officers for Signing NTTC’s Tax Returns
     In addition to the legal cases against the inactive or dormant subsidiaries of the Company discussed above, in January 2011, the HKIRD issued two Notices of intention to assess additional taxes separately and personally against two former directors and officers of NTTC in the amounts of approximately $1,540,000 for the taxable years 1996/1997 and 1999/2000 and $667,000 for the taxable year 1997/1998. The taxable years involved in the controversy date from 13 to 15 years ago and initial advice received from the Company’s tax advisor is that it is very rare for tax authorities to seek to attach personal liability on directors in this situation.
     The former directors and officers to whom the Notices have been directed signed the tax returns for and on behalf of NTTC and the HKIRD has by its Notices sought to hold them personally liable for additional taxes purportedly on the basis that the relevant tax returns of NTTC were incorrect and contained omissions and understatements in violation of the Inland Revenue Ordinance, the governing tax law of Hong Kong.
     The Company denies that any of NTTC’s tax return filings were incorrect or contained omissions and understatements in violation of the Inland Revenue Ordinance and believes that no incorrect tax return was ever filed.
     In January 2011, through its tax professionals, NTTC submitted an Objection Letter to the HKIRD. In February 2011, the HKIRD’s Commissioner replied that it will consider the Company’s objections and the representations contained therein before making a formal additional tax assessment.
     In the meantime, NTTC has sought (a) to further clarify with the HKIRD’s regarding its tax positions in an effort to resolve the apparent misunderstanding of the HKIRD and (b) advice from Queen’s Counsel in the United Kingdom in the event a defense to formal proceedings becomes necessary. At this time, Nam Tai is unable to assess the potential impact of these proceedings on the Company. However, the Company may be required to indemnify and defend this matter for the former directors and officers. If forced to defend, the Company plans to do so vigorously.
     Nam Tai maintains directors and officer’s liability insurance against certain claims or liabilities that may arise by reason of the status or service of its directors and officers as such. We have informed Nam Tai’s directors’ and officers’ liability insurance carrier of the HKIRD’s Notices of assessment against NTTC’s former directors and are awaiting its decision on coverage.
Export Sales
     The following table reflects the approximate percentages of our net sales to customers by geographic area, based upon location of product delivery, for the periods years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
Geographic Areas	2008	2009	2010
Japan	2%	35%	55%
Hong Kong	36	28	19
Europe	22	12	12
United States	17	10	10
China (excluding Hong Kong)	14	11	3
North America (excluding United States)	3	—	—
Korea	2	—	—
Others	4	4	1

	100%	100%	100%

Dividends
     Under our dividend policy, our Board of Directors determines and declares the amount of Nam Tai’s dividend payable based on our operating income, current and estimated future cash, cash flow and capital expenditure requirements at the time of the yearly declaration and such other factors as Nam Tai’s Board believes reasonable and appropriate to consider in the determination and plans to announce the declared amount of that dividend.
     Before 2009, we had a long history of dividend payments. In February 2009 our board of directors determined not to declare dividends in 2009 and in February 2010, Nam Tai’s Board determined to refrain from declaring dividends again in 2010. The decisions not to declare dividends in 2009 and 2010 were made in order to maintain cash reserves during the global economic turmoil that negatively impacted Nam Tai’s business and operating results beginning in the second half of 2008 and continuing through our first quarter ended March 31, 2010.
     On October 29, 2010, following its review of our financial results for the first nine months of 2010, its assessments of expectations concerning our continuing improvement, of prevailing global economic conditions and the prospects of recovery, our operating income, current and estimated future cash, cash flow and capital expenditure requirements, our Board of Directors determined to resume the payment of quarterly dividends in 2011 according to the Schedule set forth below.

Dividends declared for 2011
			Dividend per
Quarterly Payment	Record Date	Period Scheduled	share
Q1 2011	December 31, 2010	January 20 - 31, 2011	$0.05
Q2 2011	March 31, 2011	April 20 - 30, 2011	0.05
Q3 2011	June 30, 2011	July 20 - 31, 2011	0.05
Q4 2011	September 30, 2011	October 20 - 31, 2011	0.05

		Total for full year 2011	$0.20

     The Company’s resumption of dividend payments for 2011 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend upon Nam Tai’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future expansion, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in Item 3. Key Information — Risk Factors in this Report. There can be no assurance that future cash dividends on the Company’s shares will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.
     The following table sets forth the total cash dividends and dividends per share we have declared during each of the five years in the period ended December 31, 2010:

	Year ended December 31,
	2006	2007	2008	2009	2010(1)
Total dividends declared (in thousands)	$66,497	$37,635	$39,427	$—	$8,961
Regular dividends per share	$1.44	$0.84	$0.88	$—	$0.20
Special dividends(2)	$0.08	$—	$—	$—	$—
Total dividends per share	$1.52	$0.84	$0.88	$—	$0.20

(1)	Consists of dividend declared in 2010 payable quarterly in 2011. See the table above setting forth the schedule for Nam Tai’s dividends declared in 2010 payable in and for 2011.

(2)	We declared special dividends in 2006 in celebration of thirtieth anniversary of Nam Tai’s founding and its fifth consecutive quarter of record-breaking sales.
ITEM 9. THE LISTING
     Our shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the symbol “NTE”.
     The following table sets forth the highest and lowest closing sales prices for our shares for each of the quarters in the three-year period ended December 31, 2010:

	2008			2009			2010
			Average			Average			Average
			Daily			Daily			Daily
			Trading			Trading			Trading
	High	Low	Volume(1)	High	Low	Volume(1)	High	Low	Volume(1)
1st Quarter	$11.92	$8.37	326,052	$6.16	$2.83	271,989	$5.30	$4.33	131,361
2nd Quarter	13.31	9.62	197,453	4.71	3.80	189,192	5.04	4.12	81,622
3rd Quarter	12.99	8.02	198,363	6.03	4.05	141,355	4.95	4.07	78,016
4th Quarter	8.16	4.79	248,775	5.96	5.10	99,584	6.82	4.61	164,645

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.
     The following table sets forth the highest and lowest closing sale prices of our shares for each of the last five years in the period ended December 31, 2010:

			Average Daily
Year ended December 31,	High	Low	Trading Volume(1)
2010	$6.82	$4.07	113,831
2009	6.16	2.83	174,327
2008	13.31	4.79	241,672
2007	15.28	11.02	238,018
2006	24.27	11.43	305,468

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.
     The following table sets forth the highest and lowest closing sale prices of our shares during each of the most recent six months in the period end February 28, 2011:

			Average Daily
Month ended	High	Low	Trading Volume(1)
February 28, 2011	$7.84	$6.45	148,121
January 31, 2011	6.61	6.28	79,730
December 31, 2010	6.82	6.15	137,709
November 30, 2010	6.49	5.96	302,738
October 31, 2010	4.89	4.61	54,771
September 30, 2010	4.88	4.62	53,267

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.
ITEM 10. ADDITIONAL INFORMATION
Share Capital
     Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of February 28, 2011, we had 44,803,735 common shares outstanding.
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
     There is no provision in our Charter for the mandatory retirement of directors. Directors are not required to own our shares in order to serve as directors.
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
Transfer Agent
     Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, U.S.A., serves as transfer agent and registrar for our shares in the United States.
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
     On June 29, 2010, Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co., Ltd. entered into a Banking Facilities Letter with China Construction Bank Corporation, Shenzhen Branch for Namtai Electronic (Shenzhen) Co., Ltd. to receive import facilities of up to $6,000,000.
     On October 28, 2010, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co. Ltd. entered into a Banking Facilities Letter with HSBC Bank (China) Company Limited for Zastron Electronic (Shenzhen) Co. Ltd. to receive banking facilities of up to $5,000,000.

     On November 15, 2010, Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co. Ltd. signed a guaranty in favor of HSBC Bank (China) Company Limited with maximum liability of RMB40,000,000 (approximately $6,000,000 on November 15, 2010) for the banking facilities granted to Zastron Electronic (Shenzhen) Co. Ltd.
     On November 25, 2010, Nam Tai and M. K. Koo entered into an employment agreement, effective on October 1, 2010, for Mr. Koo’s services as Nam Tai’s Chief Financial Officer.
     On November 25, 2010, Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited, or NTEEP, and M. K. Koo entered into an employment agreement, effective on October 1, 2010, for Mr. Koo’s services as NTEEP’s President.
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
     We appear to have been a PFIC for 2010 and, based on our current operations and market conditions, we may be a PFIC for 2011 — see “PFIC Considerations” below and the discussion of certain PFIC issues in “Risk Factors” above. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” may not be available for 2010 and may not be available for 2010.
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
PFIC Considerations
     A determination of a corporation’s PFIC status must be made annually. Based upon an analysis of the book value of our assets and the total market value, or market cap, of our shares at the end of each quarter during 2010, we appear to be classified as a PFIC for 2010, and based on our current operations and market conditions, we may be a PFIC for 2011. A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income (the “income test”) or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test). for this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.
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
     In addition, U.S. Holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares as long as we are a PFIC and our common shares are considered to be readily tradable on an established securities market within the United States. Although a U.S. Holder may be eligible to make a mark-to-market election with respect to our shares, no such election may be made with respect to the stock of any of our subsidiaries that a U.S. Holder is treated as owning, if such stock is not marketable. Hence, the mark-to-market election generally would not be effective to eliminate the interest charge described above with respect to deemed dispositions of a subsidiary PFIC stock or distributions from a subsidiary PFIC. “Marking-to-market,” in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of our common shares over your tax adjusted basis in such common shares as of the end of each year. This “mark-to-market” election generally enables a U.S. Holder to avoid the deferred interest charge that would otherwise be imposed on them if we were to be classified as a PFIC.
     Generally, a shareholder in a PFIC must file IRS Form 8621 for each tax year in which that shareholder: (1) recognizes gain on a direct or indirect disposition of a PFIC stock; (2) receives certain distributions from a PFIC; or (3) makes reportable elections with regard to the PFIC. In addition, under the recently enacted legislation, shareholders of a PFIC may be required to file information with the IRS with regard to their ownership of shares in the PFIC even in the absence of any of the above described gains, distributions or elections. U.S. Holders are urged to consult with their own tax advisors regarding the possible impact of that recent legislation on their filing obligations.
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
Japanese Yen
     We face the potential of a material foreign exchange risk resulting from our costs and expenses we pay in Japanese yen. The following chart shows the percentage of our total costs paid in yen and our total sales made in yen during the years ended December 31, 2008, 2009 and 2010.
     Our business and operating results could be materially and adversely affected in the event of a severe increase in the value of the Japanese yen to the U.S. dollar at a time when our sales made in Japanese yen are insufficient to cover our material purchases in Japanese yen. for further information regarding the historical effects on our financial results of fluctuations in the exchange rate of the yen to the US dollar, please see discussion regarding the yen to US dollar exchange rate in Item 3 — Risk Factors — under the heading: “Our operating costs and financial results have been adversely affected by the appreciation of RMB to the US dollar. A future appreciation of the Japanese yen against the U.S. dollar would increase our costs and could adversely affect our margins and financial results unless we made sufficient sales in Japanese yen to offset against costs and expenses, including material purchases, we make in Japanese yen,” on page 15 of this Report.

Chinese Renminbi
     Approximately 17% of our total costs and expenses and 7% of our material costs in 2010 were in RMB. The appreciation of RMB against U.S. dollars in 2010 has increased our costs when translated into U.S. dollars and could adversely affect our margin.
     Immediately prior to July 21, 2005, the exchange rate between the RMB and the U.S. dollars had varied by less than one-tenth of 1%. However, on July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollars by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximate 1.9% appreciation in the value of the RMB against the U.S. dollars at the end of 2005 from the July 21, 2005 RMB adjustment, a 3.3% appreciation at the end of 2006 as compared to the end of 2005 and a further 6.4% appreciation at the end of 2007 as compared to the end of 2006. As of the end of year 2008, there was a further 6.6% appreciation as compared to the year end of 2007. In 2009, the exchange rate of RMB to U.S. dollars was relatively stable. As at the end of year 2010, the RMB had further appreciated by 3.3% as compared to the year end of 2009.
     If the RMB had been 1% and 5% less valuable against the U.S. dollars than the actual rate as of December 31, 2010, which was used in preparing our audited consolidated financial statements as of and for the year ended December 31, 2010, our net asset value, as presented in U.S. dollars, would have been reduced by $760,000 and $3.8 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $760,000 and $3.8 million, respectively. Had rates of the RMB been 10% higher relative to the U.S. dollars during 2010, our operating expenses would have increased $7.6 million as a result of net assets denominated in RMB as of December 31, 2010. For additional information regarding the fluctuation of the exchange rate of the RMB to the U.S. dollar, please see the discussion regarding the RMB to US dollar exchange rate in Item 3 — Risk Factors — under the heading: “Our operating costs and financial results have been adversely affected by the appreciation of RMB to the US dollar.
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
     As of December 31, 2010, we held no option or future contracts and during the year and we did not purchase or sell any commodity or currency options. We are continuing to review our hedging strategy and there can be no assurance that we will not suffer losses in the future as a result of hedging activities.
Currencies included in Cash and Cash Equivalents and Fixed Deposits Maturing Over Three Months
     The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents and fixed deposits maturing over three months on our balance sheets at December 31, 2009 and 2010:

	Year ended December 31
	2009	2010
Currencies included in cash and cash equivalents and fixed deposits maturing over three months	(In thousands)
United States dollars	$71,891	$74,392
Chinese renminbi	55,691	92,731
Japanese yen	2,557	1,695
Hong Kong dollars	65,486	59,249

Total US$ equivalent	$195,625	$228,067

Interest Rate Risk
Interest rate risk
     Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and short-term borrowings are subject to interest rate changes. Cash on hand of $228.1 million as of December 31, 2010 was invested in term deposits. As such, interest income will fluctuate with changes in interest rates. During 2010, we had $1.5 million in interest income and no interest expense.
     As of December 31, 2009 and 2010, we had utilized approximately $1.0 million and nil of our credit facilities, including $1.0 million and nil in short —term notes payable, but no short-term bank loans, respectively, resulting in minimal interest rate risk.
     As of December 31, 2009 and 2010, we had no long-term bank loans.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities B. Warrants and Rights C. Other Securities D. American Depositary Shares (1) (2)	}	Disclosures under Items 12A to 12D(2) of Form 20-F are not required when Form 20-F is used as an annual report and, in any event, are not applicable to Nam Tai.
(3) (4)	}	Disclosures under Items 12D(3) and 12D(4) of form 20-F are required even when Form 20-F is used as an annual report. However, registrant has no Amercian Depositary Recepts deposited or outstanding.

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
     Nam Tai’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, Nam Tai’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective based on these criteria.
Attestation Report of Independent Registered Public Accounting Firm
     The effectiveness of Nam Tai’s internal control over financial reporting as of December 31, 2010 has been audited by Moore Stephens, an independent registered public accounting firm. The related report to the shareholders and the Board of Directors of Nam Tai appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:
     We have audited the internal control over financial reporting of Nam Tai Electronics, Inc. and its subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheet as of December 31, 2010 and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for the year then ended, and the financial statement schedules listed in Schedule 1, and our report dated March 16, 2011 expressed an unqualified opinion thereon.
/s/ Moore Stephens
Moore Stephens
Certified Public Accountants
Hong Kong
March 16, 2011

Changes in internal control over financial reporting
     There were no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2010, the period covered by this Annual Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.
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
Kee Wong, Corporate Secretary
Telephone: (852) 2341 0273
e-mail: shareholder@namtai.com

Effective on April 1, 2011	Effective before April 1, 2011
Unit 1201, 12th Floor, Tower 1, Lippo Centre,	Units 5811-12, 58/F, The Center,
89 Queensway, Admiralty, Hong Kong Facsimile (852) 2263 1001	99 Queen’s Road Central, Central, Hong Kong Facsimile: (852) 2263 1223
ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Moore Stephens has served as our independent registered public accounting firm for the years ended December 31, 2009 and 2010, for which audited consolidated financial statements appeared in this annual report on Form 20-F. Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for the fiscal year ended December 31, 2008, for which audited consolidated financial statements appear in this annual report on Form 20-F. Each year our Audit Committee of the Board of Directors selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. It is currently expected that the Audit Committee will select Moore Stephens as our independent registered public accounting firm for 2011 and that our Board of Directors will propose at the Annual Meeting of Shareholders to be held in 2011 that Moore Stephens be ratified as our independent registered public accounting firm for 2011.
     The following table presents the aggregate fees for professional services and other services rendered by Moore Stephens to us in 2009 and 2010, respectively. (Dollars in thousands).

	Year ended December 31
	2009	2010
Audit Fees (1)	$329	$371
Audit-related Fees (2)	8	—
Tax Fees (3)	4	3

Total	$341	$374

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns.
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
     During 2009 and 2010, approximately 98.6% and 100%, respectively, of the total audit-related fees and tax fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable to Nam Tai.
ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable to Nam Tai.
ITEM 16 F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Registrant refers to and incorporates herein by this reference its Form 6-K for the month of April 2009, including the information contained in Exhibits 1 and 2 thereto, furnished to the SEC on April 20, 2009.
ITEM 16 G. CORPORATE GOVERNANCE
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:
We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2010. Our audit also included the financial statement schedules listed in Schedule 1. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.
As disclosed in Note 15 to the consolidated financial statements, the segment information for the year ended December 31, 2009 has been restated to conform with the change in segment information in the year ended December 31, 2010.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2011 expressed an unqualified opinion thereon.
/s/ Moore Stephens
Moore Stephens
Certified Public Accountants
Hong Kong
March 16, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:
We have audited the accompanying consolidated statements of income, changes in equity and comprehensive income, and cash flows of Nam Tai Electronics, Inc. and subsidiaries (the “Company”) for the year ended December 31, 2008, and the related financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.
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
In our opinion, such 2008 consolidated financial statements present fairly, in all material respects, the results of their operations and the Company’s cash flows for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.
As discussed in Note 2v to the consolidated financial statements, the accompanying 2008 consolidated financial statements have been retrospectively adjusted for the adoption of new accounting guidance for the presentation and disclosures of noncontrolling interests.
As discussed in Note 15 to the consolidated financial statements, the disclosures in the accompanying 2008 consolidated financial statements have been retrospectively adjusted in order to conform to the change in segment reporting in 2010.
/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
March 13, 2009
(March 16, 2010 as to Note 2v)
(March 16, 2011 as to Note 15)

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US dollars, except per share data)

	Year Ended December 31,
	2008	2009	2010

Net sales — third parties	$622,852	$408,137	$534,420
Cost of sales	(552,174)	(367,817)	(483,126)

Gross profit	70,678	40,320	51,294

General and administrative expenses(1)(2)	(29,112)	(28,393)	(25,232)
Selling expenses(1)	(6,945)	(5,266)	(5,504)
Research and development expenses	(10,890)	(6,273)	(5,757)
Impairment loss on goodwill	(17,345)	—	—

Total operating expenses	(64,292)	(39,932)	(36,493)

Income from operations	6,386	388	14,801
Other income (expenses), net	6,428	(256)	3,972
Gain on sales of subsidiaries’ shares	20,206	—	—
Interest income	6,282	818	1,484
Interest expense	(356)	(202)	—

Income before income taxes	38,946	748	20,257
Income taxes(3)	(2,877)	(1,283)	(5,251)

Consolidated net income (loss)	36,069	(535)	15,006

Net (income) loss attributable to noncontrolling interests	(5,434)	2,187	—

Net income attributable to Nam Tai(4) shareholders	$30,635	$1,652	$15,006

Basic earnings per share	$0.68	$0.04	$0.33

Diluted earnings per share	$0.68	$0.04	$0.33

(1)	The 2009 and 2010 presentations show general and administrative expenses and selling expenses as separate line items, whereas the Company’s consolidated statement of income for 2008, as originally published, combined general and administrative expenses and selling expenses as a single line item labeled “Selling, general and administrative expenses.” Selling, general and administrative expenses for 2008 have been presented separately to conform to the 2009 and 2010 presentations.

(2)	General and administrative expenses include employee severance benefits of $5,058 and $656 for the years ended December 31, 2009 and 2010 respectively.

(3)	Income tax expenses for the year ended December 31, 2010 included a deferred tax credit of $2,600 arising from tax losses of Wuxi FPC business, whereas the actual utilization of such deferred tax asset depends on future profit streams of that business.

(4)	“Nam Tai” refers to Nam Tai Electronics, Inc.
See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share data)

	December 31,
	2009	2010

ASSETS
Current assets:
Cash and cash equivalents	$182,722	$228,067
Fixed deposits maturing over three months	12,903	—
Accounts and notes receivable, less allowance for doubtful accounts of $59 and $13 at December 31, 2009 and 2010, respectively	57,911	74,176
Inventories	16,054	29,058
Prepaid expenses and other receivables	3,079	5,719
Deferred tax assets — current	1,460	376
Income tax recoverable	—	105

Total current assets	274,129	337,501

Property, plant and equipment, net	108,110	88,895
Land use rights	13,296	12,264
Deposits for property, plant and equipment	32	477
Goodwill	2,951	2,951
Deferred tax assets — non-current	4,486	8,423
Other assets	920	269

Total assets	$403,924	$450,780

LIABILITIES AND EQUITY
Current liabilities:
Notes payable	$691	$—
Accounts payable	58,667	84,590
Accrued expenses and other payables	16,397	17,484
Dividend payable	—	8,961
Income taxes payable	656	4,232

Total current liabilities	76,411	115,267

Deferred tax liability — non-current	1,103	1,379

Total liabilities	77,514	116,646

Equity:
Common shares ($0.01 par value — authorized 200,000,000 shares, issued and outstanding 44,803,735 shares as at December 31, 2009 and 2010	448	448
Additional paid-in capital (1)	285,264	286,943
Retained earnings	40,706	46,751
Accumulated other comprehensive loss	(8)	(8)

Total Nam Tai shareholders’ equity	326,410	334,134

Total equity	326,410	334,134

Total liabilities and equity	$403,924	$450,780

Commitments and contingencies (Note 14)

(1)	Additional paid-in capital includes a $1,584 compensation obligation payable by the Company at the end of three years’ continuous services to its CFO, which obligation was terminated in October 2010. The amount so accrued was reclassified to additional paid-in capital in accordance with the guidance under Staff Accounting Bulletin (“SAB”) Topics 1B.1 and 5T, Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 718-10-15-4.
See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME
(In thousands of US dollars, except share and per share data)

					Accumulated
	Common	Common	Additional		Other				Consolidated
	Shares	Shares	Paid-in	Retained	Comprehensive	Nam Tai	Noncontrolling		Comprehensive Income
	Outstanding	Amount	Capital	Earnings	Loss	Shareholders’ Equity	Interests	Total Equity	(Loss)

Balance at January 1, 2008	44,803,735	$448	$281,895	$47,846	$(8)	$330,181	$67,428	$397,609

Equity-settled share-based payment	—	—	955	—	—	955	246	1,201
Repurchase of share options	—	—	(83)	—	—	(83)	—	(83)
Dividend for noncontrolling interests of subsidiaries	—	—	—	—	—	—	(8,902)	(8,902)
Disposal of subsidiaries	—	—	—	—	—	—	(12,843)	(12,843)
Purchase of subsidiary shares from noncontrolling interest	—	—	—	—	—	—	(3,312)	(3,312)
Consolidated net income	—	—	—	30,635	—	30,635	5,434	36,069	$36,069

Consolidated comprehensive income									$36,069

Cash dividends ($0.88 per share)	—	—	—	(39,427)	—	(39,427)	—	(39,427)

Balance at December 31, 2008	44,803,735	$448	$282,767	$39,054	$(8)	$322,261	$48,051	$370,312

Equity-settled share-based payment	—	—	67	—	—	67	—	67
Purchases of a Subsidiary’s shares from noncontrolling interests	—	—	2,430	—	—	2,430	(45,864)	(43,434)
Consolidated net income (loss)	—	—	—	1,652	—	1,652	(2,187)	(535)	$(535)

Consolidated comprehensive loss									$(535)

Balance at December 31, 2009	44,803,735	$448	$285,264	$40,706	$(8)	$326,410	$—	$326,410

Equity-settled share-based payment	—	—	95	—	—	95	—	95
Deemed contribution of services	—	—	1,584	—	—	1,584	—	1,584
Consolidated net income	—	—	—	15,006	—	15,006	—	15,006	$15,006

Consolidated comprehensive income									$15,006

Cash dividends ($0.20 per share)	—	—	—	(8,961)	—	(8,961)	—	(8,961)

Balance at December 31, 2010	44,803,735	$448	$286,943	$46,751	$(8)	$334,134	$—	$334,134

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2008	2009	2010

Cash flows from operating activities:
Consolidated net income (loss)	$36,069	$(535)	$15,006

Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22,208	23,116	24,468
Impairment loss on goodwill	17,345	—	—
(Gain) loss on disposal of property, plant and equipment and land use rights	(13)	1,248	(1,218)
Gain on sale of a subsidiary’s shares - J.I.C. Technology Company Limited (“JIC Technology”)	(20,206)	—	—
Share-based compensation expenses	1,228	67	95
Dividend withheld	(305)	—	—
Unrealized exchange gain	(4,757)	(39)	(2,235)
Deferred income taxes	(793)	(804)	(2,577)
Changes in current assets and liabilities:
(Increase) decrease in accounts and notes receivable	(8,499)	46,239	(16,265)
Decrease (increase) in inventories	5,056	11,246	(13,004)
Decrease (increase) in prepaid expenses and other receivables	1,574	1,069	(2,434)
Decrease (increase) in income taxes recoverable	5,439	—	(105)
(Decrease) increase in notes payable	(4,580)	691	(691)
(Decrease) increase in accounts payable	(9,201)	(39,458)	25,923
(Decrease) increase in accrued expenses and other payables	(4,233)	(4,132)	4,354
Increase (decrease) in income taxes payable	459	(205)	3,576

Total adjustments	722	39,038	19,887

Net cash provided by operating activities	$36,791	$38,503	$34,893

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2008	2009	2010

Cash flows from investing activities:
Purchase of property, plant and equipment	$(27,407)	$(30,420)	$(6,295)
(Increase) decrease in deposits for property, plant and equipment	(2,606)	2,905	(445)
(Increase) decrease in entrusted loan receivable	(8,166)	8,199	—
Increase in prepayment for land use rights	(663)	—	—
Decrease in other assets	299	—	—
Net cash inflow from disposal of a subsidiary — JIC Technology	6,671	—	—
Acquisition of additional shares in subsidiaries	(2,906)	(43,434)	—
Proceeds from disposal of property, plant and equipment	55	872	2,054
(Increase) decrease in fixed deposits maturing over three months	—	(12,903)	12,903

Net cash (used in) provided by investing activities	$(34,723)	$(74,781)	$8,217

Cash flows from financing activities:
Cash dividends paid	$(47,675)	$(9,857)	$—
Repayment of bank loans	(2,648)	—	—
Payment on repurchase of share options	(110)	—	—
Proceeds from (repayment of) entrusted loan	8,166	(8,199)	—

Net cash used in financing activities	$(42,267)	$(18,056)	$—

Net (decrease) increase in cash and cash equivalents	(40,199)	(54,334)	43,110
Cash and cash equivalents at beginning of year	272,459	237,017	182,722
Effect of exchange rate changes on cash and cash equivalents	4,757	39	2,235

Cash and cash equivalents at end of year	$237,017	$182,722	$228,067

Supplemental schedule of cash flow information:
Interest paid	$356	$202	$—
Income taxes (received) paid, net	(2,497)	2,290	4,428
Non-cash investing activities:
Increase (decrease) in construction cost funded through accrued expenses and other payables	$8,547	$(5,438)	$(1,683)
Non-cash financing activities:
Additional paid-in capital on compensation for loss of office	$—	$—	$1,584

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except share and per share data)
1.	Company Information
Nam Tai Electronics, Inc. and subsidiaries (the “Company” or “Nam Tai”) is an electronics manufacturing and design services provider to a selected group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Through its electronics manufacturing services operations, the Company manufactures electronic components and sub-assemblies, including flexible printed circuit (“FPC”) board, FPC board subassemblies, liquid crystal display (“LCD”) modules, LCD panels, thin film transistor display modules, radio frequency modules, digital audio broadcast modules, internet radio subassemblies, image sensors modules and printed circuit board assemblies. These components, modules and subassemblies are used in numerous electronic products including mobile phones, Internet Protocol phones, notebook computers, digital cameras, electronic toys, handheld video game devices and learning devices. The Company also manufactures finished products, including mobile phone accessories, home entertainment products and educational products.

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
During 2008 and 2009, the Company operated primarily in three reportable segments consisting of telecommunication components assembly (“TCA”), consumer electronics and communication products (“CECP”), and LCD products (“LCDP”). In 2010, pursuant to the merging of the Company’s two PRC subsidiaries represented by LCDP and TCA segments into one Shenzhen subsidiary in 2010, the chief operating decision maker reviews the segment results by two business segments (TCA and CECP) when making decisions about allocating resources and assessing performance. The change in presentation of segment reporting was due to the following:
•	Most of the LCDP business has been mainly LCD modules assembling for telecommunication products in 2010, which is similar to the business operated by TCA. In view of the similarity of the products, we have merged the LCDP segment into the TCA segment;

•	After the merger, all the TCA business is ran by one management team;

•	We discontinued our CECP production for bluetooth headsets and calculators with two major box-built customers in the fourth quarter 2010, and that quarter will be the last quarter for the camera products made for the remaining major customer be classified under CECP as management has decided to reclassify this business to TCA to reflect its component assembly nature in 2011;

•	In 2010, the Flexible Printed Circuit Board (“FPCB”) business was too insignificant to be classified as one business segment. In addition, FPCB is regarded as WIP (“work in progress”) for internal use by the Company, i.e. it is manufactured for a more value-adding process, FPC assembling.
The segment information in 2008 and 2009 have been restated in order to conform with the change in presentation of segment reporting in 2010 in accordance with FASB ASC 280-10-50-34. The results of the former LCDP segment were included in the TCA segment in 2008 and 2009.
2.	Summary of Significant Accounting Policies
(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. The Company consolidates companies in which it has controlling interest of over 50%. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

(b)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.

2.	Summary of Significant Accounting Policies — continued
(c)	Allowance for doubtful accounts

Accounts and notes receivable balance is recorded net of allowances for amounts not expected to be collected from customers. Because the accounts and notes receivable are typically unsecured, the Company periodically evaluates the collectibility of accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, the Company analyzes financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to the Company, a specific allowance would be set up for the perceived risk. If the financial condition of customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

(d)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. The standard cost of work-in-progress and finished goods comprises direct materials, labor and manufacturing overheads. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

For the Company’s CECP and TCA (excluding LCDP production) reporting units, the Company orders inventory from its suppliers based on firm customer orders for products that are unique to each customer. The inventory is utilized in production as soon as all the necessary components are received. The only reason that inventory would not be utilized within six months is if a specific customer deferred or canceled an order. As the inventory is typically unique to each customer’s products, it is unusual for the Company to be able to utilize the inventory for other customers’ products. Therefore, the Company’s policy is to negotiate with the customer for the disposal of such inventory that remains unused for six months. The Company does not generally write down its inventories as usually, the customers are held to their purchase commitments. However, there are cases where customers are contractually obligated to purchase the unused inventory from the Company, but the Company may elect not to immediately enforce such contractual right for business reasons. In this connection, the Company will consider writing down these inventory items which remained unused for over six months at the Company’s own cost. Prior to writing down, management would determine if the inventory can be utilized in other products.

For the Company’s LCDP production, due to the nature of the business, the customers do not always place orders enough in advance to enable the Company to order inventory from suppliers based on firm customer orders. Nonetheless, management reviews its inventory balance on a regular basis and writes down all inventory over six months old if it is determined that the relevant inventory cannot be utilized in the foreseeable future.

(e)	Property, plant and equipment and land use rights

Property, plant and equipment and land use rights are recorded at cost and include interest on funds borrowed to finance construction, if applicable. No interest was capitalized for the years ended December 31, 2008, 2009 and 2010. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses for the disposal of property, plant and equipment and land use rights are included in the consolidated statement of income.

The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to non-governmental entities. All of the Company’s leasehold land in Hong Kong have leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.

All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and classified as land use rights in the consolidated balance sheet. They are amortized on a straight-line basis over the respective term of the right to use the land.

Since August 1, 2009, in order to reflect a more reasonable estimation on the useful lives of the property, plant and equipment, the Company computed depreciation expenses using the straight-line method at the following depreciation rates:

2.	Summary of Significant Accounting Policies — continued
(e)	Property, plant and equipment and land use rights - continued

Classification	Prior to August 1, 2009	After August 1, 2009
Land use rights	50 years	50 years
Buildings	20 to 50 years	20 years
Machinery and equipment	4 to12 years	4 years
Leasehold improvements	shorter of lease term or 7 years	shorter of lease term or 4 years
Furniture and fixtures	4 to 8 years	4 years
Automobiles	4 to 6 years	4 years
Tools and molds	4 to 6 years	2 years
The above change in depreciation rates decreased operating income, net income, basic and diluted earnings per share in 2009 by $2,308, $1,643, $0.04 and $0.04, respectively.

(f)	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. For the years 2008 and 2009, the Company operated in three reporting units, which are its reportable segments of CECP, TCA and LCDP. For the year 2010, the Company operated in two reporting units, which are its reportable segments of TCA and CECP. If business conditions or other factors cause the profitability and cash flows to decline, the Company may be required to record impairment charges for goodwill at that time. The goodwill impairment review is a two-step process in accordance with the FASB ASC 350-20 “Goodwill”. First step consists of a comparison of the fair value of a reporting unit with its carrying value. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows method. If the carrying amount of a reporting unit exceeds its fair value, second step requires the fair value of the reporting unit to be allocated to all of the assets and liabilities (including any unrecognized intangible assets) of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded which is equal to the excess of the carrying amount over the fair value.

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

Impairment loss on goodwill on the former LCDP reporting unit of $17,345, as fully described in note 5 was identified and recognized in 2008. No impairment loss on goodwill was recognized in 2009 and 2010.

(g)	Impairment or disposal of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360 “Property, Plant and Equipment” the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

2.	Summary of Significant Accounting Policies — continued
(g)	Impairment or disposal of long-lived assets — continued
Long-lived assets to be disposed of are stated at the lower of fair value or carrying value. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred. During the fourth quarter of 2008, the market price of our shares first dropped to a level where, based on the daily closing price of our shares from October 22, 2008 to December 31, 2008, our market capitalization was less than our book value at December 31, 2008. Accordingly, and despite, the lack of a substantial history at the time that would indicate whether the effect of prevailing market and economic conditions on our stock price reflected an aberration or a sustained decline, in accordance with FASB ASC 360 “Property, Plant and Equipment”, we reviewed the Company’s long-lived assets of property, plant and equipment and land use rights for potential impairment as at December 31, 2008.

In view of the sustained level of the Company’s stock price during 2009 and our resulting market capitalization throughout 2009 at a level below our recorded book value at December 31, 2009, the Company conducted a similar review of Nam Tai’s long-lived assets for potential impairment.

In 2010, although the Company’s stock price remained below the aggregate book value of its assets, the continuous improvement of the Company’s results closed the gap on the difference. Management assessed and determined that there were no events or changes in circumstances to indicate that the carrying amounts of long-lived assets in Nam Tai’s Shenzhen facilities were not recoverable and there were no impairment tests conducted with respect to those assets. In view of the continuous operating losses and negative cash flows in Nam Tai’s Wuxi facilities, the Company assessed the impairment of its long-lived assets used in the Wuxi facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated that the carrying amounts of the Company’s long-lived assets at December 31, 2010 were less than the undiscounted cash flows.
(h)	Accruals and provisions for loss contingencies
The Company makes provisions for all loss contingencies when information available prior to the issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.

For provisions or accruals related to litigation, the Company makes provisions based on information from legal counsels and the best estimation of management. The Company assesses the potential liability for the significant legal proceedings in accordance with FASB ASC 450 “Contingencies”. FASB ASC 450 requires a liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of the contingency may differ from the Company’s estimates. If the contingency was settled for an amount greater than the estimate, a future charge to income would result. Likewise, if the contingency was settled for an amount that is less than our estimate, a future credit to income would result.
(i)	Revenue recognition
The Company recognizes revenue when all of the following conditions are met:
•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	Price to the customer is fixed or determinable, and

•	Collectability is reasonably assured.
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

Certain of the Company’s subsidiaries are subject to value-added tax of 17% on the revenue earned for goods and services sold in the PRC. The Company presents revenue net of such value-added tax which amounted to $1,357, $369 and $73 for the years ended December 31, 2008, 2009 and 2010, respectively.
(j)	Shipping and handling costs
Shipping and handling costs are classified as cost of sales for materials purchased and selling expenses for those costs incurred in the delivery of finished products. During the years ended December 31, 2008, 2009 and 2010, shipping and handling costs classified as costs of sales were $503, $363 and $323, respectively. During the years ended December 31, 2008, 2009 and 2010, shipping and handing costs classified as selling expenses were $840, $669 and $940, respectively.

2.	Summary of Significant Accounting Policies — continued
(k)	Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products and are expensed as incurred.

(l)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $132, $36 and nil for the years ended December 31, 2008, 2009 and 2010, respectively.

(m)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see Note 11) are charged to the consolidated statement of income as incurred.

(n)	Income taxes

Deferred income taxes are provided using the asset and liability method in accordance with FASB ASC 740 “Income taxes”. Under this method, deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the consolidated financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties from tax assessments, if any, are included in income taxes in the consolidated statement of income.

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

The functional currency of the Company and its subsidiaries include the U.S. dollar or the Hong Kong dollar. The financial statements of all subsidiaries are translated in accordance with FASB ASC 830 “foreign Currency Matters". All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

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

(s)	Comprehensive income (loss)

Accumulated other comprehensive loss represents principally foreign currency translation adjustments and is included in the consolidated statement of changes in equity.

(t)	Fair value of financial instruments

The Company adopted FASB ASC 820 “Fair Value Measurements and Disclosures” to measure its assets and liabilities. The carrying amounts of cash and cash equivalents, fixed deposits maturing over three months, accounts and notes receivable, other receivables, notes payable, accrued expenses and accounts payable, other payables, and dividend payable approximate their fair values due to the short term nature of these instruments. The carrying amount of long term debt also approximates fair value due to the variable nature of the interest calculations.

As of December 31, 2009 and 2010, the Company did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis.

(u)	Recent changes in accounting standards

In September 2009, the FASB issued ASU No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This update applies to all entities that hold an investment that is required to be measured or disclosed at fair value on a recurring or nonrecurring basis. These amendments permit, as a practical expedient, a reporting entity to measure the fair value of investment on the basis of the net asset value per share of the investment and require disclosures by major category of investment within the scope of this update. ASU No. 2009-12 is effective for interim and annual periods ending after December 15, 2009 and the adoption did not have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. The amendments in this update are the result of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46 (R)”, which is now codified as FASB ASC 810-10-50-2A “Consolidation — Overall — Disclosure — Variable Interest Entities” and is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2009-17 did not have a material impact on the Company’s financial position, results of operations and cash flows.

In January 2010, the FASB issued ASU No. 2010-02, “Consolidation (Topic 810)”, in which it clarifies that the scope of the decrease in ownership provision of the Subtopic and related guidance applies to a subsidiary or group of assets that is a business or nonprofit activity, but does not apply to sales of substance real estate & conveyances of oil and gas mineral rights. ASU No. 2010-02 is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2010-02 did not have a material impact on the Company’s financial position, results of operations and cash flows.

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events (Topic 855)”, which requires an SEC filer to evaluate subsequent events through the date that the financial statements are issued, and removes the requirement to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP. It also clarifies that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. ASU No. 2010-09 is effective for the interim and annual periods ending after June 15, 2010 and no material impact on Namtai’s reporting is considered.

2.	Summary of Significant Accounting Policies — continued
(u)	Recent changes in accounting standards — continued

In April 2010, the FASB issued ASU No. 2010-13, “Compensation—Stock Compensation (Topic 718)”, which provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. ASU No. 2010-13 is effective for fiscal years, and interim period within those fiscal years, beginning on or after December 15, 2010. The adoption of ASU No. 2010-13 is not expected to have any impact on the Company’s financial position, results of operations and cash flows.

In December 2010, the FASB issued ASU No. 2010-28, “Intangibles—Goodwill and Other (Topic 350)”, which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU No. 2010-28 is effective for fiscal years, and interim period within those fiscal years, beginning on or after December 15, 2010. The adoption of ASU No. 2010-28 is not expected to have any impact on the Company’s financial position, results of operations and cash flows.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805)”, which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU No. 2010-29 is effective for business combinations for which the acquisition date is after the annual periods ending after December 15, 2010 and which early adoption is permitted. The Company believes that the adoption of ASU No. 2010-29 may impact future business combinations.

(v)	Noncontrolling interests

The Company adopted FASB ASC 810-10-45-16“Consolidation —Overall — Other Presentation Matter — Noncontrolling Interest in a Subsidiary”, which is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. Accordingly, in 2009, minority interests have been renamed noncontrolling interests, consolidated net income (loss) is reported at amounts that include the amounts attributable to both noncontrolling interests and Nam Tai’s shareholders for all periods presented. In addition, noncontrolling interests have been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes in equity and comprehensive income for all periods presented. The Company has retrospectively applied the presentation to balances in the consolidated financial statements for the year ended December 31, 2008.
3.	Inventories
Inventories consist of the following:

At December 31,	2009	2010

Raw materials	$11,401	$19,372
Work-in-progress	1,879	4,022
Finished goods	2,774	5,664

	$16,054	$29,058

4.	Property, Plant and Equipment, net
Property, plant and equipment, net consist of the following:

At December 31,	2009	2010
At cost:
Buildings	$89,335	$89,361
Machinery and equipment	127,369	128,647
Leasehold improvements	29,239	30,586
Furniture and fixtures	2,771	4,469
Automobiles	1,107	1,397
Tools and molds	235	283

Total	250,056	254,743
Less: accumulated depreciation	(146,751)	(166,642)

	103,305	88,101
Construction in progress	4,805	794

Net book value	$108,110	$88,895

Depreciation expenses were $21,901, $22,819 and $23,734 for the years ended December 31, 2008, 2009 and 2010 respectively.
5.	Goodwill
A summary of the changes in the carrying value of goodwill, by reporting unit, is as follows:

CECP
reporting unit
Balance at December 31, 2009 and 2010	$2,951

In 2008, the Company performed the first step of its goodwill impairment test for each of its reporting units and determined that the carrying value of the former LCDP reporting unit exceeded its fair value in 2008 due to a combination of factors, including the deteriorating macro-economic environment which resulted in a significant decline in customer demand, intense pricing pressure and increasing competition of former LCDP reporting unit. The fair value of the former LCDP reporting unit was estimated using a discounted cash flow methodology. Having determined that the goodwill of the former LCDP reporting unit was potentially impaired, the Company began performing the second step of the goodwill impairment analysis which involves calculating the implied fair value of its goodwill by allocating the fair value of the reporting unit to all of its assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. Accordingly, the Company recorded a goodwill impairment loss of $17,345 on the former LCDP reporting unit for the year ended December 31, 2008.

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

In 2010, the fair value of the CECP reporting unit was determined using a discounted cash flow methodology, based on a discount rate of 8.6% and expected future cash flows. The expected future cash flows were based on a five-year plan provided by management and with a reasonable growth rate covering the five-year period as well as the period beyond. The Company completed its annual impairment analysis for 2010 and concluded that the fair value of the CECP reporting unit exceeded its carrying value as of December 31, 2010. Therefore, no impairment loss was recognized in 2010.

6.	Investments in Subsidiaries

			Percentage of Ownership as
	Place of	Principal	at December 31,
Subsidiaries	Incorporation	activity	2009	2010

Consolidated principal subsidiaries:
NTEEP	Cayman Islands	Investment holding	100%	100%
Nam Tai Holdings Limited	BVI	Investment holding	100%	100%
Nam Tai Investment Limited	Hong Kong	Investment holding	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”)	Hong Kong	Inactive	100%	100%
Nam Tai Investments Consultant (Macao Commercial Offshore) Company Ltd.	Macao	Inactive	100%	— (1)
Zastron (Macao Commercial Offshore) Company Limited	Macao	Inactive	100%	— (1)
Namtai Electronic (Shenzhen) Co., Ltd. (“Namtai Shenzhen”)	PRC	Manufacturing and trading	100%	100%
Jetup Electronic (Shenzhen) Co., Ltd. (“Jetup”)	PRC	Manufacturing and trading	100%	— (2)
Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron Shenzhen”)	PRC	Manufacturing and trading	100%	100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron Flex”)	PRC	Manufacturing and trading	100%	100%
Wuxi Zastron Precision-Tech Co., Ltd. (“Wuxi Zastron Tech”)	PRC	Manufacturing and trading	100%	— (3)
Namtai Japan Company Limited	Japan	Provision of sales co-ordination and marketing services	100%	— (1)

(1)	De-registered during the year ended December 31, 2010.

(2)	Merged with Zastron Shenzhen during the year ended December 31, 2010.

(3)	Merged with Wuxi Zastron Flex during the year ended December 31, 2010.
  Significant Transactions
(i)	In February 2008, the Company entered into a share purchase agreement with an independent third party, pursuant to which the Company agreed to sell its entire interest in JIC Technology and its subsidiaries to this independent third party for a cash consideration of approximately $51,100. The disposal was completed in March 2008 and resulted in a net gain of approximately $20,206. Upon the completion of the disposal, the Company no longer has any equity interest in JIC Technology and its subsidiaries, including the Namtek group.

(ii)	In May, June and July 2008, the Company further acquired a total of 14,986,000 ordinary shares of NTEEP for cash consideration of $2,906 resulting in 74.88% equity interest held in NTEEP as of December 31, 2008.

(iii)	In 2009, the Company acquired all of the outstanding 221,455,118 ordinary shares of NTEEP it did not own for a cash consideration of $43,434 and completed the privatization of NTEEP. As a result of the privatization, the additional paid-in capital increased by $2,430 in 2009.
  Retained Earnings and Reserves
The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the distribution of dividends from the PRC. on March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Please refer to Note 12 for further details of the New Law. The New Law became effective from January 1, 2008. Prior to the enactment of the New Law, when dividends are paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $270,548 and $294,691 as of December 31, 2009 and 2010, respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

7.	Accrued Expenses and Other Payables
Accrued expenses and other payables consisted of the following:

At December 31,	2009	2010
Accrued salaries	$3,258	$4,744
Accrued bonus	844	4,561
Accrued tooling and equipment charges	2,112	553
Accrued professional fees	1,826	1,709
Construction payable	2,785	1,102
Others	5,572	4,815

	$16,397	$17,484

8.	Bank Loans and Banking Facilities
The subsidiaries of the Company have credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2009 and 2010, these facilities totaled $5,129 and $14,130, of which $4,144 and $14,130 were unused at December 31, 2009 and 2010, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks’ usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review. The banking facilities are secured by guarantee given by Nam Tai and Namtai Shenzhen.

Total banking facilities utilized which are usance bills pending maturity may not agree to notes payable due to bank having not yet received the bills of goods from vendors as of the balance sheet date.

At December 31,	2009	2010
Usance bills pending maturity	$985	$—

Total banking facilities utilized	985	—
Less: Outstanding letters of credit	(294)	—

Notes payable	$691	$—

The notes payable carried no interest during 2009.
9.	Equity
(a)	The Company has only one class of common shares authorized, issued and outstanding.

(b)	Stock Options

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

A summary of stock option activity during the three years ended December 31, 2010 is as follows:

		Weighted	Weighted
		average	average fair
	Number of	exercise	value per
	options	price	option

Outstanding and exercisable at January 1, 2008	295,000	$18.19	$5.24
Granted	175,000	$10.79	$1.34
Expired	(90,000)	$21.62	$6.95
Canceled	(140,000)	$10.51	$1.71
Repurchased	(225,000)	$15.57	$3.62

Outstanding and exercisable at December 31, 2008	15,000	$22.25	$6.64
Granted	75,000	$4.41	$0.89
Expired	(15,000)	$22.25	$6.64

Outstanding and exercisable at December 31, 2009	75,000	$4.41	$0.89

Granted	60,000	$4.45	$1.58
Surrendered	(15,000)	$4.41	$0.89

Outstanding and exercisable at December 31, 2010	120,000	$4.43	$1.24

In October 2008, 225,000 stock options were repurchased and canceled by the Company. The repurchase prices of these options were the same as the fair values of these options calculated on the date of repurchase and the amounts paid for the repurchases were charged to equity.

Details of the options granted by the Company in 2008, 2009 and 2010 are as follows:

Number of		Exercise
options granted	Vesting period	price	Exercisable period
In 2008
50,000	100% vested at date of grant	$9.86	February 5, 2008 to February 4, 2011 (note 2)
75,000	100% vested at date of grant	$12.03	June 6, 2008 to June 5, 2011 (note 1)
50,000	100% vested at date of grant	$9.86	September 24, 2008 to September 24, 2011 (note 2)

In 2009
75,000	100% vested at date of grant	$4.41	June 5, 2009 to June 4, 2012 (note 3)

In 2010
60,000	100% vested at date of grant	$4.45	June 3, 2010 to June 2, 2013

Notes:

1.	These options were repurchased during 2008.

2.	These options were canceled during 2008.

3.	15,000 of these stock options were surrendered during 2010.

9.	Equity — continued
(b)	Stock Options — continued

As of December 31, 2010, there were no non-vested stock options. The total amount of recognized compensation expense in 2008, 2009 and 2010 was $955, $67 and $95, respectively.

The following summarizes information about stock options outstanding at December 31, 2010. 120,000 stock options are exercisable as of December 31, 2010.

		Weighted average
	Number	remaining contractual
Weighted average exercise price	of options	life in months
$4.43	120,000	23.1

The weighted average remaining contractual life of the stock options outstanding at December 31, 2008, 2009 and 2010 was approximately 5, 29 and 23 months, respectively. The weighted average fair value of options granted during 2008, 2009 and 2010 was $1.34, $0.89 and $1.58, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2008	2009	2010
Risk-free interest rate	2.08% to 2.73%	1.50%	1.25%
Expected life	3 years	3 years	3 years
Expected volatility	35.49% to 38.00%	52.34%	51.23%
Expected dividend yield	8.16%	9.98%	—
(c)	Share Buy — back

No shares were repurchased during the years ended December 31, 2008, 2009 and 2010.

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

		Weighted
		average number	Per share
Year ended December 31, 2009	Income	of shares	amount
Basic earnings per share	$1,652	44,803,735	$0.04
Effect of dilutive securities — Stock options	—	6,063	—

Diluted earnings per share	$1,652	44,809,798	$0.04

		Weighted
		average number	Per share
Year ended December 31, 2010	Income	of shares	amount
Basic earnings per share	$15,006	44,803,735	$0.33
Effect of dilutive securities — Stock options	—	18,025	—

Diluted earnings per share	$15,006	44,821,760	$0.33

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
According to the applicable laws and regulations in the PRC, the Company is required to contribute 10% to 11% and 20% of the stipulated salary set by the local government of Shenzhen and Wuxi respectively. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.
The cost of the Company’s contribution to the staff retirement plans in Macao, Hong Kong and the PRC amounted to $1,814, $1,480 and $1,715 for the years ended December 31, 2008, 2009 and 2010, respectively.

12. Income Taxes
The components of income before income taxes are as follows:

Year ended December 31,	2008	2009	2010
PRC, excluding Hong Kong and Macao	$3,055	$4,629	$25,405
Hong Kong, Macao and other jurisdictions	35,891	(3,881)	(5,148)

	$38,946	$748	$20,257

The Company’s income is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Cayman Islands law, NTEEP is not subject to profit tax in the Cayman Islands as it has no business operations in the Cayman Islands. However, it may be subject to Hong Kong income taxes as described below if they have income earned in or derived from Hong Kong, if applicable.
The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2008, 2009 and 2010 to the estimated income earned in or derived from Hong Kong during the respective years if applicable.
On March 16, 2007, the PRC promulgated the New PRC Tax Law. Under the New Law which became effective from January 1, 2008, inter alia, the tax refund to a foreign Investment Enterprises (“FIEs”) whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years under the capital reinvestment scheme is removed. In addition, under the New Law, all enterprises (both domestic enterprises and FIEs will have one uniform tax rate of 25%. on December 6, 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for years ended December 31, 2008, 2009 and 2010, and the years ending December 31, 2011 and 2012, respectively, for Shenzhen PRC subsidiaries. Moreover, under the New Law, there is no reduction in the tax rate for FIEs such as Namtai Shenzhen, which export 70% or more of the production value of their products with effect from January 1, 2008. As such, the Shenzhen PRC subsidiaries do not have any further benefit since the implementation of the New Law in 2008.
For our subsidiary in Wuxi, China, it is granted with a 5-year tax benefits. According to the PRC tax regulation, “Guo Shui Fa (2007) No. 39” issued in 2007, Wuxi Zastron Flex is entitled to full exemption for the first two years starting 2008 and 50% exemption for the following three years accordingly.
The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008.
The limitation of the Company’s obligation for the 5% dividend withholding tax to only those dividends paid out of earnings that arose on or after January 1, 2008 is due to guidance issued by the PRC government in February 2008. As such, the Company’s tax provision includes $740, $363 and $276 of income tax expense for the 5% dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries as of December 31, 2008, 2009 and 2010 respectively.
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
The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2008, 2009 and 2010, there were no interest and penalties related to uncertain tax positions, and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2008 to 2010 may be subject to examination by the PRC and Hong Kong tax authorities.

12. Income Taxes-continued
Tax Dispute with Hong Kong Inland Revenue Department
Since the fourth quarter of 2007, several of our inactive subsidiaries have been involved in tax disputes relating to tax years 1996 and later years with the Inland Revenue Department of Hong Kong, or HKIRD, the income tax authority of the Hong Kong Government. These disputes are discussed sequentially below.
(1) NTTC
     (a) In October 2007, the HKIRD issued an assessment Determination against Nam Tai Trading Company Limited (“NTTC”), a limited liability company incorporated in Hong Kong and an indirect wholly owned subsidiary of the Company. This assessment relates to four tax years from 1996/1997 to 1999/2000. The taxes assessed in this proceeding amount to approximately $2,900.
          After consulting Hong Kong tax experts, Nam Tai believed that the position of the HKIRD for the years in question was incorrect as a matter of law and accordingly NTTC objected to the HKIRD’s assessment and appealed it to the Hong Kong Board of Review, an independent body established under Hong Kong Inland Revenue Ordinance to hear appeals of HKIRD assessments. In December 2008, the Board of Review dismissed NTTC’s appeal. According to advice from Senior Counsel in Hong Kong, the Court of Appeal in Hong Kong was unlikely to disturb the findings of the Board of Review. Therefore, NTTC decided not to pursue an appeal.
     (b) In addition to the assessment Determination of October 2007, in May 2008, the HKIRD issued a writ against NTTC claiming taxes in the amount of approximately $3,000 for the taxable years from 1997/1998 to 2000/2001, partially overlapping the taxes against NTTC assessed by HKIRD in its assessment Determination of October 2007. Nam Tai’s defense was struck out by the District Court in Hong Kong. According to advice from Senior Counsel in Hong Kong, the Court of Appeal was unlikely to disturb the findings of the District Court. Therefore, NTTC decided not to pursue an appeal against the decision of the District Court.
     (c) Furthermore, from May to November 2010, the HKIRD issued three separate writs against NTTC claiming taxes and interests on unpaid taxes, in the amount of approximately $900, $1,100 and $120 for the taxable years from 1996/1997 to 2003/2004, from 1996/1997, 1998/1999 and 1999/2000, and from 1996/1997 to 1999/2000, respectively.
(2) NTGM
     (a) The HKIRD has also made estimated assessments against Nam Tai Group Management Limited (“NTGM”), another wholly owned subsidiary of Nam Tai, which has been inactive since 2005. This assessment, which relates to the tax years of 2001 and 2002, is in the amount of approximately $172, including interest allegedly due thereon. on December 17, 2008, the Hong Kong tax authorities issued a Writ of Summons through the District Court in Hong Kong claiming against NTGM the amount of $172 as taxes allegedly due and payable, together with interest, to the Hong Kong tax authorities for the fiscal years 2001 to 2002. NTGM filed its defense on January 29, 2009, but on February 17, 2009, HKIRD filed papers seeking to strike out NTGM’s defense. As NTGM’s defense was similar to the defense of NTTC and Senior Counsel had advised that NTTC’s defense was not arguable before the Court, NTGM accordingly agreed with HKIRD to allow Judgment to be entered against NTGM by consent.
     (b) On February 8, 2011, HKIRD issued a writ against NTGM claiming taxes in the amount of approximately $855 for the taxable years 2001/2002 to 2003/2004. NTGM has instructed Queen’s Counsel in the United Kingdom to prepare the defence.
(3) NTT
     (a) On September 14, 2009, the HKIRD issued a writ against Nam Tai Telecom (Hong Kong) Company Limited (“NTT”), a dormant company of the Company, claiming taxes in the amount of approximately $337 for the taxable year 2002/2003. Judgment has been entered against NTT.
     (b) On February 17, 2011, HKIRD issued a writ against NTT claiming taxes in the amount of approximately $34 for the taxable year 2002/2003. NTT is considering the adoption of the defence to be prepared by the Queen’s Counsel in the case of NTGM as discussed in paragraph (2)(b) above.

12. Income Taxes-continued
(4)	Expected Dispositions of Tax Disputes with Inactive or Dormant Subsidiaries
HKIRD has not accepted the explanations that it was necessary for these subsidiaries to perform their individual functions for the whole Nam Tai group and therefore the management fees paid by the Company by contract to support and finance all the necessary overhead expenses of these subsidiaries (not located in Hong Kong) to contribute to the businesses representing the administration and finance departmental functions from Vancouver, Canada for the whole group under the corporate structure at that time were not regarded as necessary expenses by HKIRD.
Since it is believed that it will be difficult for these subsidiaries to continue cooperating with HKIRD in the future, if the Company discontinues financing these subsidiaries, they will be forced to liquidate in due course. As these subsidiaries do not conduct any business and have been inactive or dormant for some time, and have either assets of limited book-value or no assets, Nam Tai believes that there should be no material impact from these proceeding on the Company’s financial condition, liquidity or results of operations. Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.
(5)	Notices of Alleged Personal Liability for Additional Taxes Against Former Directors and Officers for Signing NTTC’s Tax Returns
In addition to the legal cases against the inactive or dormant subsidiaries of the Company discussed above, in January 2011, the HKIRD issued two Notices of intention to assess additional taxes separately and personally against two former directors and officers of NTTC in the amounts of approximately $1,540 for the taxable years 1996/1997 and 1999/2000 and $667 for the taxable year 1997/1998. The taxable years involved in the controversy date from 13 to 15 years ago and initial advice received from the Company’s tax advisor is that it is very rare for tax authorities to seek to attach personal liability on directors in this situation.
The former directors and officers to whom the Notices have been directed signed the tax returns for and on behalf of NTTC and the HKIRD has by its Notices sought to hold them personally liable for additional taxes purportedly on the basis that the relevant tax returns of NTTC were incorrect and contained omissions and understatements in violation of the Inland Revenue Ordinance, the governing tax law of Hong Kong.
The Company denies that any of NTTC’s tax return filings were incorrect or contained omissions and understatements in violation of the Inland Revenue Ordinance and believes that no incorrect tax return was ever filed.
In January 2011, through its tax professionals, NTTC submitted an Objection Letter to the HKIRD. In February 2011, the HKIRD’s Commissioner replied that it will consider the Company’s objections and the representations contained therein before making a formal additional tax assessment.
In the meantime, NTTC has sought (a) to further clarify with the HKIRD’s regarding its tax positions in an effort to resolve the apparent misunderstanding of the HKIRD and (b) advice from Queen’s Counsel in the United Kingdom in the event a defense to formal proceedings becomes necessary. At this time, Nam Tai is unable to assess the potential impact of these proceedings on the Company. However, the Company may be required to indemnify and defend this matter for the former directors and officers. If forced to defend, the Company plans to do so vigorously.
Nam Tai maintains directors and officer’s liability insurance against certain claims or liabilities that may arise by reason of the status or service of its directors and officers as such. We have informed Nam Tai’s directors’ and officers’ liability insurance carrier of the HKIRD’s Notices of assessment against NTTC’s former directors and are awaiting its decision on coverage.
Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.
The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2008	2009	2010
Current tax	$(3,670)	$(2,087)	$(7,828)
Deferred tax	793	804	2,577

	$(2,877)	$(1,283)	$(5,251)

12. Income Taxes-continued
The Company’s deferred tax assets and liabilities as of December 31, 2009 and 2010 are attributable to the following:

December 31,	2009	2010
Net operating losses	$2,634	$3,585
Obsolete inventories	171	23
Allowance for doubtful accounts	47	3
Property, plant and equipment	4,486	5,832
Pre-operating expenses	—	272
Employee severance benefits	196	—

Total deferred tax assets	7,534	9,715
Less: valuation allowance	(1,588)	(916)

Deferred tax assets	5,946	8,799

Deferred tax liability arising from withholding tax on undistributed earnings of PRC subsidiaries	(1,103)	(1,379)

Net deferred tax	$4,843	$7,420

Movement of valuation allowance:

December 31,	2008	2009	2010
At beginning of the year	$1,040	$1,831	$1,588
Current year addition (reduction)	1,227	(276)	(672)
Disposal of a subsidiary	(399)	—	—
Change in tax law	(37)	33	—

At end of the year	$1,831	$1,588	$916

The valuation allowance as of December 31, 2009 and 2010 was related to net operating losses carried forward that, in the judgment of management, are more likely than not that the assets will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences become deductible.
As of December 31, 2008, 2009 and 2010, the Company had net operating losses of $3,663, $3,326 and $5,549, respectively, which may be carried forward indefinitely. As of December 31, 2010, the Company had net operating losses of $1,341 and $10,760, which will expire in the year ending December 31, 2014 and 2015, respectively.
A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Year ended December 31,	2008	2009	2010

Income before income taxes	$38,946	$748	$20,257
PRC tax rate	18%	20%	22%
Income tax expense at PRC tax rate on income before income tax	$(7,010)	$(150)	$(4,457)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(71)	(485)	(134)
Effect of change in tax law	330	364	134
Change in valuation allowance	(1,227)	276	672
Deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	(740)	(363)	(276)
Effect of income not taxable for tax purpose	7,307	—	—
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Exempted interest income	57	—	—
Exempted exchange gain	1,000	—	—
Non-deductible legal and professional fees	(146)	—	—
Non-deductible impairment loss on goodwill	(3,122)	—	—
Non-deductible and non-taxable items	655	(766)	(777)
Under-provision of income tax expense in prior years	—	(46)	(69)
Others	90	(113)	(344)

Income tax expense	$(2,877)	$(1,283)	$(5,251)

No income tax arose in the United States of America in any of the periods presented.

13. Financial Instruments
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and accounts receivable. As at December 31, 2010, the largest three customers’ trade receivables accounted for 41%, 15% and 12% of total accounts receivable.
The Company’s cash and cash equivalents are deposits placed at banks with high credit ratings. This investment policy limits the Company’s exposure to credit risk.
The accounts receivable balances largely represent amounts due from the Company’s principal customers who are international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, credit risk is limited. Allowance for doubtful debts was $59 and $13 as of December 31, 2009 and 2010, respectively.
14. Commitments and Contingencies
(a) Commitments
Our contractual obligations, including capital expenditures and future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2010 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments (in thousands) due by period
Contractual Obligation	Total	2011	2012		2013
Operating leases(1)	$1,016	$1,016	$—	(2)	$—
Capital commitments(3)	4,923	4,923	—		—

Total	$5,939	$5,939	$—		$—

(1)  The Company leases the staff quarters in Wuxi, the LCD facilities in Shenzhen, the office premise and director’s quarter in Hong Kong under operating leases expiring from 2011 to 2012. The rental expenses charged for the years ended December 31, 2008, 2009 and 2010 amounted to $1,840, $1,849 and $2,022, respectively.
(2)  The lease expiring in 2012 is cancelable giving six months notice.
(3)  Capital commitments included the outstanding consideration for the acquisition of a commercial property with floor area of approximately 2,200 square feet at Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong. The purchase price for the property was approximately $4.3 million, which the Company paid in cash and the transaction was completed in February 2011.
(b) Significant legal proceedings
Save as disclosed in Note 12, there is no other significant legal proceeding as of December 31, 2010.
15. Segment Information
The Chief Operating Decision Maker is identified as the Chief Executive Officer and Chief Financial Officer, reviews these segment results when making decisions about allocating resources and assessing the performance of the Company.
During 2008 and 2009, the Company operated primarily in three reportable segments consisting of telecommunication components assembly (“TCA”), consumer electronics and communication products (“CECP”), and LCD products (“LCDP”). In 2010, pursuant to the merging of the Company’s two PRC subsidiaries represented by LCDP and TCA segments into one Shenzhen subsidiary in 2010, the chief operating decision maker reviews the segment results by two business segments (TCA and CECP) when making decisions about allocating resources and assessing performance. The change in presentation of segment reporting was due to the following:
•	Most of the LCDP business has been mainly LCD modules assembling for telecommunication products in 2010, which is similar to the business operated by TCA. In view of the similarity of the products, we have merged the LCDP segment into the TCA segment;

•	After the merger, all the TCA business is ran by one management team;

•	We discontinued our CECP production for bluetooth headsets and calculators with two major box-built customers in the fourth quarter 2010, and that quarter will be the last quarter for the camera products made for the remaining major customer be classified under CECP as management has decided to reclassify this business to TCA to reflect its component assembly nature in 2011;

•	In 2010, the Flexible Printed Circuit Board (“FPCB”) business was too insignificant to be classified as one business segment. In addition, FPCB is regarded as WIP (“work-in-progress”) for internal use by the Company, i.e. it is manufactured for a more value-adding process, FPC assembling.
The segment information in 2008 and 2009 have been restated in order to conform with the change in segment reporting in 2010 in accordance with FASB ASC 280-10-50-34. The results of the former LCDP segment were included in the TCA segment in 2008 and 2009.

15. Segment Information-continued
Year ended December 31, 2008

	TCA	CECP	Corporate	Total
Net sales — third parties	$351,487	$271,365	$—	$622,852
Cost of sales	(330,772)	(221,402)	—	(552,174)

Gross profit	20,715	49,963	—	70,678
General and administrative expenses *	(14,583)	(10,813)	(3,716)	(29,112)
Selling expenses *	(3,210)	(3,735)	—	(6,945)
Research and development expenses	(5,394)	(5,496)	—	(10,890)
Impairment loss on goodwill	(17,345)	—	—	(17,345)
Other income, net	666	4,429	1,333	6,428
Gain on sales of subsidiaries’ shares	—	—	20,206	20,206
Interest income	964	2,801	2,517	6,282
Interest expense	(356)	—	—	(356)

(Loss) income before income taxes	(18,543)	37,149	20,340	38,946
Income taxes	1,401	(4,278)	—	(2,877)

Consolidated net (loss) income	(17,142)	32,871	20,340	36,069
Net loss (income) attributable to noncontrolling interests	78	(5,512)	—	(5,434)

Net (loss) income attributable to Nam Tai shareholders	$(17,064)	$27,359	$20,340	$30,635

Year ended December 31, 2009

	TCA	CECP	Corporate	Total
Net sales — third parties	$292,074	$116,063	$—	$408,137
Cost of sales	(273,011)	(94,806)	—	(367,817)

Gross profit	19,063	21,257	—	40,320
General and administrative expenses	(17,085)	(7,155)	(4,153)	(28,393)
Selling expenses	(3,248)	(2,018)	—	(5,266)
Research and development expenses	(2,987)	(3,286)	—	(6,273)
Other income (expenses), net	262	78	(596)	(256)
Interest income	78	476	264	818
Interest expense	(202)	—	—	(202)

(Loss) income before income taxes	(4,119)	9,352	(4,485)	748
Income taxes	1,400	(2,683)	—	(1,283)

Consolidated net (loss) income	(2,719)	6,669	(4,485)	(535)
Net loss attributable to noncontrolling interests	2,146	41	—	2,187

Net (loss) income attributable to Nam Tai shareholders	$(573)	$6,710	$(4,485)	$1,652

15.  Segment Information — continued
Year ended December 31, 2010

	TCA	CECP	Corporate	Total
Net sales — third parties	$401,259	$133,161	$—	$534,420
Cost of sales	(375,250)	(107,876)	—	(483,126)

Gross profit	26,009	25,285	—	51,294
General and administrative expenses	(12,143)	(6,074)	(7,015)	(25,232)
Selling expenses	(4,346)	(1,158)	—	(5,504)
Research and development expenses	(3,558)	(2,199)	—	(5,757)
Other income, net	2,080	1,064	828	3,972
Interest income	303	574	607	1,484

Income (loss) before income taxes	8,345	17,492	(5,580)	20,257
Income taxes	(1,728)	(3,523)	—	(5,251)

Consolidated net income (loss)	6,617	13,969	(5,580)	15,006

Net income (loss) attributable to Nam Tai shareholders	$6,617	$13,969	$(5,580)	$15,006

*	The 2009 and 2010 presentations show general and administrative expenses and selling expenses as separate line items, whereas the Company’s consolidated statement of income for 2008, as originally published, combined general and administrative expenses and selling expenses as a single line item labeled “Selling, general and administrative expenses.” Selling, general and administrative expenses for 2008 have been presented separately in the segment information to conform to the 2009 and 2010 presentations.
Year ended December 31, 2008

	TCA	CECP	Corporate	Total
Depreciation and amortization	$15,358	$6,846	$4	$22,208
Capital expenditures	$43,541	$1,894	$—	$45,435
Total assets	$207,493	$189,889	$116,679	$514,061
Year ended December 31, 2009

	TCA	CECP	Corporate	Total
Depreciation and amortization	$16,597	$6,516	$3	$23,116
Capital expenditures	$24,806	$176	$—	$24,982
Total assets	$183,887	$112,058	$107,979	$403,924
Year ended December 31, 2010

	TCA	CECP	Corporate	Total
Depreciation and amortization	$18,134	$5,839	$495	$24,468
Capital expenditures	$4,409	$123	$80	$4,612
Total assets	$197,083	$55,569	$198,128	$450,780
There were no material inter-segment sales for the years ended December 31, 2008, 2009 and 2010.

15. Segment Information — continued
A summary of the percentage of net sales of each of the Company’s product lines of each segment for the years ended December 31, 2008, 2009 and 2010, is as follows:

Year ended December 31,	2008	2009	2010
Product line
TCA	56%	72%	75%
CECP	44%	28%	25%

	100%	100%	100%

A summary of net sales, net income (loss) attributable to Nam Tai shareholders and long-lived assets by geographical areas is as follows:
By geographical area:

Year ended December 31,	2008	2009	2010
Net sales from operations within:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$622,852	$408,137	$534,420
Intercompany sales	141	19	1,222

	$622,993	$408,156	$535,642

- Intercompany eliminations	(141)	(19)	(1,222)

Total net sales	$622,852	$408,137	$534,420

Net income (loss) attributable to Nam Tai shareholders within:
- PRC, excluding Hong Kong and Macao	$(4,542)	$5,533	$20,154
- Hong Kong and Macao	35,177	(3,881)	(5,148)

Total net income attributable to Nam Tai shareholders	$30,635	$1,652	$15,006

Year ended December 31,	2008	2009	2010
Net sales to customers by geographical area:
- Hong Kong	$226,020	$116,254	$103,337
- Europe	136,888	47,577	64,587
- United States	108,150	41,147	51,963
- PRC (excluding Hong Kong)	86,968	43,300	16,578
- Japan	11,623	140,923	291,883
- North America (excluding United States)	15,775	762	914
- Korea	9,411	1,503	277
- Others	28,017	16,671	4,881

Total net sales	$622,852	$408,137	$534,420

15. Segment Information — continued

As of December 31,	2008	2009	2010
Long-lived assets by geographical area:
- PRC, excluding Hong Kong and Macao	$121,475	$121,286	$101,014
- Hong Kong and Macao	185	120	145

Total long-lived assets	$121,660	$121,406	$101,159

Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at prices consistent with what the Company would charge third parties for similar goods.
The Company’s sales to customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2008	2009	2010
A	$102,894	$94,015	N/A
B	95,911	41,559	94,644
C	95,508	72,922	63,803
D	65,269	N/A	N/A
E	N/A	49,770	131,873
F	N/A	N/A	88,952

	$359,582	$258,266	$379,272

16. Employee Severance Benefits
As a result of the global economic crisis, the Company suffered serious difficulties in production and business operations during 2009, and reduced the headcount in the operating subsidiaries by approximately 1,900 from 7,104 at December 31, 2008. The employee severance benefits in 2010 amounted to $656 (2009: $5,058), and it was recorded as general and administrative expenses. The employee severance benefits by segment were as follows:

	2009	2010

Expenses incurred by segment:
TCA	$3,360	$—
CECP	1,698	656

	$5,058	$656

	2009	2010

Provision for employee severance benefits:
Balance at January 1	$—	$979
Provision for the year	5,058	656
Payments during the year	(4,079)	(1,560)

Balance at December 31	$979	$75

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
STATEMENTS OF INCOME
(In thousands of US dollars)

	Year ended December 31,
	2008	2009	2010

General and administrative expenses*	$(2,834)	$(2,936)	$(2,763)
Other income (expense), net	1,328	(626)	23
Gain on sales of subsidiaries’ shares	20,206	—	—
Interest income on loan to a subsidiary	12,146	11,134	11,568
Interest income	2,517	263	233

Income before income taxes	33,363	7,835	9,061

Income taxes	—	—	—
Income before share of net (losses) profits of subsidiaries, net of taxes	33,363	7,835	9,061
Share of net (losses) profits of subsidiaries, net of taxes	(2,728)	(6,183)	5,945

Net income attributable to Nam Tai shareholders	$30,635	$1,652	$15,006

* Amount of share-based compensation expense included in general and administrative expenses	$290	$67	$95

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
BALANCE SHEETS
(In thousands of US dollars)

	December 31,
	2009	2010

ASSETS
Current assets:
Cash and cash equivalents	$91,398	$88,333
Fixed deposits maturing over three months	12,903	—
Prepaid expenses and other receivables	—	133
Loan to a subsidiary — current	51,906	77,857
Amounts due from subsidiaries	11,134	32,863

Total current assets	167,341	199,186

Equipments, net	1	—
Deposits for property, plant and equipment	—	433
Loan to a subsidiary — non-current	233,573	207,622
Investments in subsidiaries	(57,247)	(51,302)

Total assets	$343,668	$355,939

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$2,576	$1,650
Dividend payable	—	8,961
Amounts due to subsidiaries	14,682	11,194

Total liabilities	17,258	21,805

Shareholders’ equity:
Common shares ($0.01 par value — authorized 200,000,000 shares, issued and outstanding 44,803,735 shares as at December 31, 2009 and 2010)	448	448
Additional paid-in capital	285,264	286,943
Retained earnings	40,706	46,751
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	326,410	334,134

Total liabilities and shareholders’ equity	$343,668	$355,939

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands of US dollars, except share and per share data)

					Accumulated
		Common	Additional		Other	Total
	Common Shares	Shares	Paid-in	Retained	Comprehensive	Shareholders’	Comprehensive
	Outstanding	Amount	Capital	Earnings	Loss	Equity	Income

Balance at January 1, 2008	44,803,735	$448	$281,895	$47,846	$(8)	$330,181
Equity-settled share-based payment	—	—	290	—	—	290
Repurchase of share options	—	—	(68)	—	—	(68)
Net income	—	—	—	30,635	—	30,635	$30,635
Share of subsidiaries’ equity transactions:
Equity-settled share-based payment	—	—	650	—	—	650

Comprehensive income	—	—	—		—	—	$30,635

Cash dividends ($0.88 per share)	—	—	—	(39,427)	—	(39,427)

Balance at December 31, 2008	44,803,735	$448	$282,767	$39,054	$(8)	$322,261
Equity-settled share-based payment	—	—	67	—	—	67
Acquisition of subsidiaries’ share	—	—	2,430	—	—	2,430
Net income	—	—	—	1,652	—	1,652	$1,652

Comprehensive income							$1,652

Balance at December 31, 2009	44,803,735	$448	$285,264	$40,706	$(8)	$326,410
Equity-settled share-based payment	—	—	95	—	—	95
Deemed contribution of services	—	—	1,584	—	—	1,584
Net income	—	—	—	15,006	—	15,006	$15,006

Comprehensive income							$15,006

Cash dividends ($0.20 per share)	—	—	—	(8,961)	—	(8,961)

Balance at December 31, 2010	44,803,735	$448	$286,943	$46,751	$(8)	$334,134

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,
	2008	2009	2010

Cash flows from operating activities:
Net income attributable to Nam Tai shareholders	$30,635	$1,652	$15,006

Adjustments to reconcile net income attributable to Nam Tai shareholers to net cash provided by operating activities:
Share of net losses (profits) of subsidiaries, net of taxes	2,728	6,183	(5,945)
Dividend income from subsidiaries	26,446	—	—
Gain on disposal of subsidiaries	(20,206)	—	—
Depreciation	1	2	—
Loss on disposal of property, plant and equipment	—	—	1
Dividend withheld	(305)	—	—
Share-based compensation expenses	290	67	95
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other receivables	(298)	309	(133)
Increase (decrease) in accrued expenses and other payables	173	(779)	658

Net cash provided by operating activities	$39,464	$7,434	$9,682

Cash flows from investing activities:
Proceeds on disposal of subsidiaries’ shares	50,024	—	—
Increase in deposit for purchase of property, plant and equipment	—	—	(433)
(Increase) decrease in fixed deposits maturing over three months	—	(12,903)	12,903
Acquisition of subsidiaries’ shares	(2,906)	(43,434)	—
(Increase) decrease in amounts due from subsidiaries	(12,946)	1,856	(21,729)
Decrease in other assets	264	—	—

Net cash provided by (used in) investing activities	$34,436	$(54,481)	$(9,259)

Cash flows from financing activities:
(Decrease) increase in amounts due to subsidiaries	(1,439)	14,682	(3,488)
Proceeds from loan to a subsidiary	—	25,952	—
Payment for repurchase of share options	(68)	—	—
Dividend paid	(38,774)	(9,857)	—

Net cash (used in) provided by financing activities	$(40,281)	$30,777	$(3,488)

Net increase (decrease) in cash and cash equivalents	33,619	(16,270)	(3,065)
Cash and cash equivalents at beginning of year	74,049	107,668	91,398

Cash and cash equivalents at end of year	$107,668	$91,398	$88,333

SCHEDULE 1
NAM TAI ELECTRONICS, INC.
NOTE TO SCHEDULE 1
(in thousands of US dollars)
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2010, $294,691 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2008, 2009 and 2010.
During the years ended December 31, 2008, 2009 and 2010, cash dividends of approximately $26,446, nil and nil, respectively, were declared and paid by subsidiaries of the Company.

ITEM 19. EXHIBITS
     The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Association, as amended on June 26, 2003 (incorporated by reference to Exhibit 1.1 to the registrant’s Form 8-A/A filed with the SEC on December 13, 2007).

4.1	2006 Stock Option Plan of Nam Tai Electronics, Inc adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

4.2	Amendment to 2006 Stock Option Plan (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

4.3	Amended 2001 Option Plan dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

4.4	Amendment to 2001 Stock Option Plan (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

4.5	Supplemental Rental Agreement dated May 1, 2007 between Nam Tai’s subsidiary, Jetup Electronic (Shenzhen) Co., Ltd and a local collective committee of Shenzhen Baoan District (incorporated by reference to Exhibit 4.16 to the Company’s Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008).*

4.6	Banking Facilities Letter dated August 11, 2008 to Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co. Ltd. from HSBC Bank (China) Company Limited for Namtai Electronic (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.59 to the Company’s Form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009).

4.7	Supplemental plant construction contractor’s agreement (electrical engineering) dated July 10, 2009 between Nam Tai Subsidiary, Wuxi Zastron Precision-Flex Company Limited, and Yixing Building Engineering & Installation Co. Ltd. (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F for the year ended December 31, 2009 filed with the SEC on March 16, 2010)*

4.8	Banking Facilities Letter Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co., Ltd. and China Construction Bank Corporation, Shenzhen Branch dated June 29, 2010 for Namtai Electronic (Shenzhen) Co., Ltd. to receive import facilities of up to $6,000,000.*

4.9	Banking Facilities Letter dated August 6, 2009, between Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Company Ltd and HSBC Bank (China) Company (renewing the Bank Facilities letter included as Exhibit 4.6 above) (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2009 filed with the SEC on March 16, 2010).

4.10	Banking Facilities Letter between Nam Tai subsidiary, Zastron Electronic (Shenzhen) Co. Ltd., and HSBC Bank (China) Company Limited dated October 28, 2010 for Zastron Electronic (Shenzhen) Co. Ltd. to receive import facilities of up to $5,000,000.

4.11	Guaranty of Nam Tai subsidiary Namtai Electronic (Shenzhen) Co. Ltd., in favour of HSBC Bank (China) Company Limited with maximum liability of approximately $6 million for the banking facilities of Zastron Electronic (Shenzhen) Co. Ltd.

4.12	Employment (Letter) Agreement dated November 25, 2010 between Nam and M. K. Koo, effective on October 1, 2010, for Mr. Koo’s services as Nam Tai’s CFO.

4.13	Employment (Letter) Agreement dated November 25, 2010 between Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited, or NTEEP, and M. K. Koo, effective on October 1, 2010, for Mr. Koo’s services as NTEEP’s President.

8.1	Diagram of Company’s subsidiaries at December 31, 2010. See the diagram following page 21 of this Report.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

12.1	Certification required by Rule 13a-14(a) and 18 U.S.C. Section 1350.

12.2	Certification required by Rule 13a-14(a) and 18 U.S.C. Section 1350.

13.1	Certification pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350.

15.1	Consent of Independent Registered Public Accounting Firm — Moore Stephens

15.2	Consent of Independent Registered Public Accounting Firm — Deloitte Touche Tohmatsu

Exhibit No.	Exhibit
15.3	Letter of Deloitte Touche Tohmatsu, registrant’s former independent registered public accounting firm, dated April 20, 2009 filed pursuant to Item 16F(a)(3) of Form 20-F (incorporated by reference to Exhibit 2 of the Company’s Form 6-K for the month of April 2009 furnished to the SEC on April 20, 2009).

*	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAM TAI ELECTRONICS, INC.
By:	/s/ Koo Ming Kown
Koo Ming Kown
Chief Financial Officer

Date: March 16, 2011