Form 20-F
period 2011-12-31
NAM TAI ELECTRONICS INC
filed 2012-03-16
CIK 829365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Paul Lau, Corporate Secretary

Unit 1201, 12th Floor, Tower 1, Lippo Centre,

89 Queensway, Admiralty, Hong Kong

Tele: (852) 2341 0273; Fax (852) 2263 1001;

E-mail: paul@namtai.com.hk

(Name, telephone, e-mail and/or facsimile

number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
Common shares, $0.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act.

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

As of December 31, 2011 there were 44,803,735 common shares of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes  ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes   ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☑ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule12b-2 of the Exchange Act (Check one):

Large accelerated  ☐                 Accelerated filer  ☑                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:   ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act).  ☐ Yes  ☑ No

CERTIFICATION PURSUANT TO SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO RULE 13a-14(b) AND 18 U.S.C. SECTION 1350 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NOTE REGARDING USE OF FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Report”) contains forward-looking statements. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. These statements are subject to many important factors, certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled “Risk Factors” under ITEM 3. Key Information.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this Report only:

•	“we,” “us,” “our company,” “our,” the “Company” and “Nam Tai” refer to Nam Tai Electronics, Inc. and, in the context of describing our operations, also include our PRC operating companies;

•	“shares” refer to our common shares, $0.01 par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Taiwan” refers to the Taiwan province of the People’s Republic of China;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China and “HK$” refers to the legal currency of Hong Kong;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China; and

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

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

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected consolidated statements of income data for each of the three years in the period ended December 31, 2011 and the consolidated balance sheets data as of December 31, 2010 and 2011 are derived from our consolidated financial statements and notes thereto included in this Report. The selected consolidated statements of income data for each of the two-year periods ended December 31, 2007 and 2008 and the consolidated balance sheets data as of December 31, 2007, 2008 and 2009 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled ITEM 5. Operating and Financial Review and Prospects and our consolidated financial statements including the related footnotes which are included in the F pages of this Report immediately following page 78.

Selected Financial Information

	Year ended December 31,
Consolidated statements of income data:	2007	2008	2009	2010	2011
	(in thousands, except per share data)
Net sales	$780,822	$622,852	$408,137	$534,420	$602,317
Cost of sales	(693,804)	(552,174)	(367,817)	(483,126)	(574,228)
Gross profit	87,018	70,678	40,320	51,294	28,089
Operating expenses:
General and administrative expenses (1)(2)	(29,986)	(29,112)	(28,393)	(25,232)	(27,325)
Selling expenses (1)	(6,564)	(6,945)	(5,266)	(5,504)	(5,902)
Research and development expenses	(9,798)	(10,890)	(6,273)	(5,757)	(3,362)
Impairment loss on goodwill	—	(17,345)	—	—	(2,951)
Total operating expenses	(46,348)	(64,292)	(39,932)	(36,493)	(39,540)
Income (loss) from operations	40,670	6,386	388	14,801	(11,451)
Other income (expenses) —net	2,219	6,428	(256)	3,972	9,760
Gain on sale of subsidiaries’ shares	390	20,206	—	—	—
Gain on disposal of marketable securities	43,815	—	—	—	—
Interest income	9,163	6,282	818	1,484	2,728
Interest expense	(452)	(356)	(202)	—	—
Income before income tax	95,805	38,946	748	20,257	1,037
Income tax expenses	(4,030)	(2,877)	(1,283)	(5,251)	(532)
Consolidated net income (loss)	91,775	36,069	(535)	15,006	505
Net (income) loss attributable to noncontrolling interests	(22,272)	(5,434)	2,187	—	—
Net income attributable to Nam Tai shareholders	69,503	30,635	1,652	15,006	505
Earnings per share:
Basic	$1.56	$0.68	$0.04	$0.33	$0.01
Diluted	$1.55	$0.68	$0.04	$0.33	$0.01

Consolidated balance sheet data:	2007	2008	2009	2010	2011
	(in thousands, except per share data)
Cash and cash equivalents	$272,459	$237,017	$182,722	$228,067	$118,510
Fixed deposits maturing over three months	—	—	12,903	—	34,825
Working capital (3)	266,306	239,037	197,718	222,234	148,562
Land use rights and property, plant and equipment, net	98,599	121,660	121,406	101,159	161,295
Total assets	544,818	514,061	403,924	450,780	457,743
Short-term debt, including current portion of long-term debt	6,570	8,199	—	—	268
Long-term debt, less current portion	1,558	—	—	—	—
Total debt	8,128	8,199	—	—	268
Total Nam Tai shareholders’ equity (4)	330,181	322,261	326,410	334,134	322,206
Common shares	448	448	448	448	448
Total dividend per share (5)	0.84	0.88	—	0.20	0.28
Total number of common shares issued	44,804	44,804	44,804	44,804	44,804

(1)	The Company’s consolidated statements of income for years prior to 2009, as originally published, combined general and administrative expenses and selling expenses as a single line items labeled “Selling, general and administrative expenses”. In the above presentation of Selected Financial Data and in the Company’s consolidated financial statements included in this Report, such expenses have been presented separately to conform to the 2009, 2010 and 2011 presentation.
(2)	General and administrative expenses for the years ended December 31, 2009, 2010 and 2011 included employee severance benefits of $5.1 million, $0.7 million and $3.0 million, respectively. General and administrative expenses for the years ended December 31, 2009 and 2010 also included accruals of $0.8 million and $0.8 million, respectively, for a compensation obligation payable to the Company’s CFO at the end of three years of continuous service. In October 2010, the Company’s compensation obligation payable at the end of three years to its CFO was terminated. In accordance with Staff Accounting Bulletin (“SAB”) Topics 1B.1 and 5T, Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 718-10-15-4, the aggregate of approximately $1.6 million previously accrued on this obligation during the periods from March 1, 2009 through December 31, 2009 and from January 1, 2010 to September 30, 2010 was reclassified and added to “additional paid-in capital” on the Company’s Balance Sheet as at December 31, 2010.

(3)	Working Capital represents the excess of current assets over current liabilities.
(4)	In November 2009, Nam Tai successfully completed the privatization of Nam Tai Electronic & Electrical Products Limited, or NTEEP, by tendering for and acquiring the 25.12% of NTEEP that it did not previously own. This acquisition resulted in NTEEP becoming the Company’s wholly-owned subsidiary. Beginning with its consolidated financial statements for the year ended December 31, 2009, Nam Tai reclassified non-controlling interests for years prior to 2009 as equity in accordance with FASB ASC 810-10-45-16 “Consolidated-Overall-Other Presentation Matter – Non-controlling Interest in a Subsidiary.” The presentation in the table above includes such reclassification for 2007 and 2008. Total Nam Tai shareholders’ equity at December 31, 2010 also included approximately $1.6 million previously accrued on a compensation obligation payable to the Company’s CFO, which was terminated in October 2010. See footnote (2) above.
(5)	For 2010 and 2011, the Company declared a dividend payable quarterly in 2011 and 2012, respectively. See the table entitled “Dividends declared for 2012” in ITEM 8. Financial Information – Dividends on page 62 of this Report for the schedule of dividend payments for 2012.

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

Historically, a substantial percentage of our sales have been made to a small number of customers. During the years ended December 31, 2009, 2010 and 2011, sales to customers who account for 10% or more of our net sales totaled approximately 63.3%, 71.0% and 84.0% of our net sales, respectively. During these same years, sales to our largest 10 customers accounted for 86.2%, 88.4% and 93.0% of our net sales, respectively. We currently depend, and expect to continue to depend, on a relatively small number of customers for a significant percentage of our net revenue. If our customers, particularly our major customers, experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the electronic manufacturing services, or EMS, that we provide to these customers could be curtailed or possibly even terminated. The loss of any one of our major customers or a substantial reduction in orders from any of them could adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size.

In addition, we generate significant account receivables in connection with the EMS that we provide to our customers. If one or more of our customers became insolvent or otherwise were unable to pay for these services on a timely basis, or at all, our operating results and financial position could be adversely affected. Such adverse effects could include any one or more of the following: a further decline in revenue or net income, a charge for bad debts, a charge for inventory write-offs, a decrease in inventory turns, an increase in days in inventory and an increase in days in accounts receivable.

Consolidation in industries that utilize or manufacture electronics components may adversely affect our business.

Consolidation in industries that utilize electronic components may continue to increase as companies combine to achieve further economies of scale and other synergies. Further consolidation could result in an increase in excess manufacturing capacity as companies seek to divest manufacturing operations or eliminate duplicative product lines. Excess manufacturing capacity may decrease pricing and increase competitive pressures for our industry as a whole and for us in particular. Consolidation could also result in an increasing number of very large companies offering products in multiple industries. If one of our customers is acquired by another company that does not rely on us to provide services and has its own production facilities or relies on another provider of similar services, we may lose that customer’s business. Such consolidation among our customers may further reduce the number of customers that generate a significant percentage of our net revenue and exposes us to increased risks relating to our reliance on a small number of customers. Any of the foregoing results of industry consolidation could adversely affect our business.

In addition, consolidation in our industry would result in larger and more geographically diverse competitors that have significantly larger combined resources, which may allow them to devote significantly greater resources to the expansion of the EMS that they offer and the marketing of their existing services to their larger installed customer bases or to new customers attracted to a larger global manufacturing organization.

Continuing economic uncertainty may adversely affect our earnings, liquidity and financial position.

The business environment in the electronics industry depends significantly on worldwide economic conditions. In particular, there has been an erosion of global consumer confidence from concerns over declining asset values, price instability, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses, and sovereign nations. These concerns slowed global economic growth and resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. The global economic downturn negatively impacted our operating results beginning in the second half of 2008 through the first quarter ended March 31, 2010.

Even though there were signs that an overall economic recovery was beginning in the second quarter of 2010 and throughout 2011, such recovery continues to be uncertain. Recessionary conditions may return. If any of these potential negative economic conditions occur, a number of negative effects on our business could result and adversely affect:

•	the demand for our customers’ products;

•	the amount, timing and stability of their orders;

•	the financial strength of our customers and suppliers;

•	our customers’ and suppliers’ ability or willingness to do business with us;

•	our willingness to do business with our current customers and suppliers;

•	our suppliers’ and customers’ ability to fulfill their obligations to us;

•	our customers’, our suppliers’ or our ability to obtain credit, secure funds or raise capital; and

•	the prices at which we can sell our products and services.

Any of these effects could impact our ability to effectively manage inventory levels and collect receivables, increase our need for cash, or decrease our net revenue and profitability. As a result, continuing economic uncertainty may adversely affect our earnings, liquidity and financial position and no assurance can be given that we will not be impacted by changes in the economic environment or perceived changes in the economic environment.

Our quarterly and annual operating results are subject to significant fluctuations as a result of a wide variety of factors.

Substantially all of our sales are made on purchase order bases, and we are not always able to predict with certainty the timing or magnitude of these orders, especially during the current global economic downturn. We cannot guarantee that we will continue to receive orders from any of our customers. Our net sales will be harmed if we are unable to obtain a sufficient number of orders from, perform a sufficient number of EMS for, or ship a sufficient number of products to our customers in each quarter. In addition, our customers may cancel, change or delay product purchase orders with little or no advance notice to us. Also, we believe customers may be increasing the number of vendors upon which they rely for manufacturing. Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our business and operating results during any period. This could result from any one or a combination of factors, such as:

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

•

long national seasonal breaks in the PRC, such as the Chinese New Year holidays in our first quarter and the National Day Golden week in our fourth quarter, during which our ability to manufacture products, obtain components and materials from suppliers and receive and process orders from customers are adversely affected;

•	fluctuations in the cost of materials and the availability of materials;

•	the life cycles of our customers’ products;

•	variability in our manufacturing yields;

•	long lead times and advance financial commitments for our factories, equipment expenditures and components required to complete anticipated customer orders;

•	our effectiveness in managing our manufacturing processes, including, interruptions or slowdowns in production and changes in cost and availability of components;

•	changes in the specific products or quantities our customers order;

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

Certain barriers to entry exist in the EMS industry such as technical expertise, substantial capital requirements, and establishing and maintaining valuable customer relationships and a large and loyal customer base. However, these barriers to entry are relatively low. We are aware that manufacturers in Hong Kong and China may be developing or have developed the required technical capability and customer base to compete with our existing business.

Competition in the EMS industry is intense, characterized by price erosion, rapid technological change and competition from major international companies. This intense competition has resulted in pricing pressures and a lower gross margin percentage in certain years. Our gross margin percentages during the years ended December 31, 2007, 2008, 2009, 2010 and 2011 are shown in the chart below.

During 2011, our gross profit margin dropped from 9.6% to 4.7% as compared with 2010. In 2011, we were still burdened with launch costs for new projects in our facility in Wuxi which reduced our overall gross profit margin by 2.0%. Additional launch costs for new projects could impact our overall gross profit margin in the future. Wages and allowance increased by 48%, which reduced our overall gross profit margin by 1.6%. Additionally, in the future, we may not be able to improve on, or even maintain, our gross margin percentage at the 2011 level. If, as a result of competitive forces, we are compelled to lower our unit prices and are unable to otherwise offset the recent trend of decreases in our gross margin percentage, our financial position may be harmed and our stock price may fall.

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
• Flextronics International Ltd.
• Hon Hai Precision Industry Co., Ltd.
• Jabil Circuit, Inc.
• Sanmina-SCI Corporation

Image capturing devices and their modules	• Altus Technology Inc. (controlled by Foxconn)
• Lite-on Technology Corporation
• Logitech International S.A.
• The Primax Group

Mobile phone accessories	• Balda-Thong Fook Solutions Sdn., Bhd.
• Celestica, Inc.
• Elcoteq Network Corporation
• Flextronics International Ltd.
• Foster Corporation
• Foxlink Group
• Merry Electronics Co., Ltd.
• WKK International (Holdings) Ltd.

Liquid crystal display, or LCD panels	• Tianma Microelectronics Co., Ltd.
• Truly International Holdings Ltd.
• Varitronix International Ltd.
• Yeebo (International) Holdings Ltd.

Telecommunication subassemblies and components	• Flextronics International Ltd.
• LG. Philips LCD Co., Ltd.
• Samsung Electronics
• Varitronix International Ltd.

Consumer electronic products (calculators, personal organizers and linguistic products)	• Computime Limited
• Inventec Co., Ltd.
• Kinpo Electronics, Inc.
• VTech Holdings Limited

FPC boards/FPC subassemblies	• Ichia Technologies Inc.
• Nitto Denko (HK) Ltd.
• NOK Corporation
• Sumitomo Chemical Co., Ltd.
• Fujikura Ltd.

Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities, logistics support and personnel resources than we do. Consolidation among our competitors could result in even larger competitors emerging. As a result, we may be unable to compete successfully with these organizations in the future.

In addition to intense competition from large FPC board manufacturers located in Taiwan, China, Korea, Singapore, North America, Japan and Europe, we also face such competition from large, established EMS providers that have acquired or, like we have, developed their own FPC manufacturing capabilities, and have extensive experience in electronics assembly. Furthermore, many companies in our target customer base are moving the design and manufacturing of their products to original engineering manufacturers, or OEMs, in Asia. OEMs could create pressure on us to provide discounts or lower prices to gain or maintain market share, which could adversely affect our margins and the profitability of our FPC business and our operating results as a whole. In addition, if we are unable to capture significant original design manufacturers (“ODMs”) as customers, we may be unable to sustain or grow our FPC business.

Cancellations or delays in orders could materially and adversely affect our gross margins and operating results.

Our sales to OEMs are primarily based on purchase orders that we receive from time to time rather than firm, long-term purchase commitments. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Further, during times of potential component shortages, we have purchased, and may continue to purchase, raw materials and component parts expecting that we will receive purchase orders for products that use these components. In the event actual purchase orders are delayed, are not received or are cancelled and we declined any other potential orders that may arise, we would experience increased inventory levels or possible write-offs of obsolete inventory, write-downs of raw materials inventory or the underutilization of our manufacturing capacity.

Our customers face numerous competitive challenges, such as rapid technological changes and short life cycles for their products, which may materially adversely affect both their business and ours.

Factors affecting the industries that utilize electronic components, and our customers specifically, could seriously harm our customers and, as a result, us. These factors include:

•	The inability of our customers to adapt to rapidly changing technology and evolving industry standards, which may result in short product life cycles;

•	The inability of our customers to develop and market their products, some of which are new and untested;

•	The potential that our customers’ products may become obsolete or the failure of our customers’ products to gain widespread commercial acceptance;

•	Recessionary periods in our customers’ markets;

•	Increased competition among our customers and their respective competitors which may result in a loss of business, or a reduction in pricing power, for our customers; and

•	New product offerings by our customers’ competitors may prove to be more successful than our customers’ product offerings.

If our customers are unsuccessful in addressing these competitive challenges, or any others that they may face, then their business may be materially adversely affected, and as a result, the demand for our services could decline.

Our business has been characterized by a rapidly changing mix of products and customers.

Since 2007, we have targeted markets that we believe offer significant growth opportunities and for which OEMs sell complex products that are subject to rapid technological change. We believe that markets involving complex, rapidly changing products offer us opportunities to produce products with higher margins because these products require higher value-added manufacturing services and may also include advanced components. We expect that our current mix of customers and products will continue to change rapidly, and we believe this to be relatively common in the EMS industry. If the products we manufacture for our customers become obsolete or less profitable and we are not able to diversify our product offerings or expand customer base in a timely manner, our business could be materially and adversely affected.

There may not be a sufficient market for new products that our customers or we develop.

Our customers may not develop new products in a timely and cost-effective manner, or the market for products they choose to develop may not grow or continue in line with their expectations. This would reduce the overall businesses they outsource, which would seriously affect our business and operating results. Even if we develop capabilities to manufacture new products, there can be no guarantee that a market exists or will develop for such products or that such products will adequately respond to market trends. If we invest resources to develop capabilities to manufacture or expand capabilities for existing and new products, like our investments in our new factory in Wuxi, China and in the land in Guangming Hi-Tech Industrial Park in Shenzhen, China for which sales do not develop, our business and operating results could be seriously harmed. Even if the market for our services grows, it may not grow at an adequate pace.

We must spend substantial amounts to maintain and develop advanced manufacturing processes and engage additional engineering personnel in order to attract new customers and business.

We operate in a rapidly changing industry. Technological advances and the introduction of new products and new manufacturing and design techniques could materially and adversely affect our business unless we are able to adapt to those changing conditions. As a result, we are continually required to commit substantial funds for, and significant resources to, engaging additional engineering and other technical personnel and to purchase advanced design, production and test equipment. Our future operating results will depend to a significant extent on our ability to continue to provide new manufacturing solutions which, based on time to introduction, cost and performance with the manufacturing capabilities of OEMs and competitive third-party suppliers compare favorably to those offered by our competitors. Our success in attracting new customers and developing new business depends on various factors, including:

•	the utilization of advances in technology;

•	the development of new or improved manufacturing processes for our customers’ products;

•	the delivery of efficient and cost-effective services; and

•	the timely completion of manufacturing of new products.

Our business is capital intensive and the failure to generate sufficient cash could require that we curtail capital expenditures.

To remain competitive, we must continue to make investments in capital equipment, facilities and technological improvements. We plan to finance our expansion with capital we generate from operations. If we are unable to generate sufficient funds to conduct existing operations and fund our expansion, we may have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net sales, the reduction or elimination of dividends to shareholders, the reduced quality of our products, increased manufacturing costs for our products, harm to our reputation and reduced manufacturing efficiencies.

Our inability to obtain local government approvals to release or obtain lands needed for our planned expansion projects could limit our future manufacturing capacity and adversely impact our growth and potentially our financial results when our existing capacity is reached.

Currently, we have two separate projects planned for expansion, including:

•

the development of raw land in the Guangming Hi-Tech Industrial Park in Shenzhen, China that we acquired in 2007 into new manufacturing and support facilities to supplement our current manufacturing capabilities at our principal manufacturing facilities in Shenzhen, China; and

•

the acquisition and development of raw land adjacent to our recently operational manufacturing facility in Wuxi, China in order to construct buildings to support our operations in Wuxi, such as: dormitories, a canteen, a labor activity center, a research laboratory and testing and training centers.

All capital construction and expansion projects in China require a number of government approvals, which are subject to a variety of regulatory, economic and policy factors that are beyond our control. For example, although we fully paid the local government for the land use rights at our Guangming property in 2007, the government has delayed the release of this land to us and we have not been able to commence development of the property. In the case of our planned expansion in Wuxi, while the local Wuxi government has indicated to us that it strongly supports our expansion and development, it has been slow in providing the approvals and documentation necessary for us to consummate the acquisition of the land use rights and begin development.

We believe that the immediate expansion of our manufacturing facilities in Shenzhen is needed. We expect that our production capacity will be fully utilized by the end of 2012 at our principal manufacturing facilities in Shenzhen. Similarly, we expect that our existing Wuxi facilities will reach full capacity by 2013. In order to increase capacity and house additional workers at our Wuxi facilities, we believe we need to complete construction of the planned adjunct facilities by 2013.

When we receive government approval, construction at Guangming and Wuxi could be further delayed by construction delays, equipment delays or shortages, labor shortages or disputes or other unexpected events. If we reach our manufacturing capacity before we are able to complete development of our planned expansion projects we may not be able to accept new customers or serve our existing customers adequately and could potentially lose them, either of which could harm our growth, profitability and financial results.

We generally do not have written agreements with suppliers to obtain components and our margins and operating results could suffer from price increases of components.

For certain customers, we are responsible for purchasing components used in manufacturing their products. We do not have written agreements with some of our suppliers of components and, in many cases, we bear the risk of cost increases. We may be unable to procure the required materials at a price level necessary to generate anticipated margins from the orders of our customers. Accordingly, increases in component prices could materially and adversely affect our gross margins and operating results.

Our business and operating results would be materially and adversely affected if our component suppliers fail to meet our needs.

At various times, we have experienced and expect to continue to experience, shortages of some of the electronic components that we use. Some of our component suppliers lack sufficient capacity to meet the demand for these components. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which contributed to an increase in our inventory levels and reduction in our gross margins. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce our sales. We also depend on a small number of suppliers for certain components that we use in our business. If we were unable to continue to purchase components from this group, our business and operating results could be materially and adversely affected.

We may be required to write down our long-lived assets and a significant impairment charge would adversely affect our operating results.

At December 31, 2011, we had $161.3 million in long-lived assets on our balance sheet. The valuation of our long-lived assets requires us to make assumptions about future sales prices and sales volumes for our products. Our assumptions are used to forecast future undiscounted cash flows. Given the current economic environment, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and we may have to record an impairment charge. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in the periods and year in which the charge is incurred.

The PRC’s labor law could penalize Nam Tai if it needs to make additional workforce reductions.

In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law provides for an “open-ended employment contract” for any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is a lifetime, permanent contract, which is terminable by the Company only in specific circumstances, such as a material breach by the employee of the employer’s rules and regulations or for a serious dereliction of an employee’s duty. Under the new law, a reduction in the workforce of 20% or more may occur only under specific circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law or where a company suffers serious difficulties in production and/or business operations. In addition, the new law requires that companies communicate with the labor union of the Company and the District Labor Bureau if the Company terminates the employment of 20 or more people at one time. We can expect to incur much higher costs under China’s labor laws if we are forced in the future to downsize our workforce materially and such costs could have a material adverse effect on our financial results and financial condition.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. Any material increases in the labor costs for workers in the PRC may have a material and adverse effect on our financial operating results and profitability.

We generate all revenues from sales of products that we manufacture at our facilities in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 4.5% in January 2012 from the level in January 2011. The wages we pay our employees also increased substantially in 2011. At December 31, 2011, the average wage level of our direct labour workforce was approximately 27% higher than that at December 31, 2010. China’s overall economy and the average wage in the PRC are expected to continue to grow.

Continuing inflation and material increases in the cost of labor in China could diminish our competitive advantage. Unless we are able pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.

We are exposed to global business trends in the mobile phone industry, which could result in even lower gross margins on mobile phone components and subassemblies we manufacture.

During the year ended December 31, 2011, approximately 88% of our sales were derived from subassemblies and components for mobile phones. Accordingly, any fluctuations in the size of the mobile phone market, market trends, increased competition or pricing pressure in the mobile phone industry may affect our business and operating results. For example, the mobile phone industry has been experiencing rapid growth, particularly from emerging economies such as India and China. The growth in these markets, however, does not necessarily translate into increased margins or growing profits as mobile phones sold in developing countries are typically stripped down to basic features and sold for low prices. Competition in the emerging markets is fierce, even more intense than in developed markets. Accordingly, we expect that our margins and profitability from the components and assemblies we manufacture for use in mobile phones for emerging economies will continue to undergo severe pricing pressures, resulting in lower margins than we have experienced historically.

Our customers are dependent on shipping companies for the delivery of our products. Interruptions to shipping could materially and adversely affect our business and operating results.

Our customers rely on a variety of carriers for product transportation through various international ports. A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays that could materially and adversely affect our customers, our business and our operating results. Similarly, an increase in freight surcharges from rising fuel costs or general price increases could materially and adversely affect our business and operating results.

The political, economic and legal uncertainties involved with operating an international organization could significantly harm us.

As of December 31, 2011, approximately 97.2% of the net book value of our total property, plant and equipment was located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, China and Southeast Asia. Our international operations are subject to significant political and economic risks and legal uncertainties, including:

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

Historically, our sales and operating results have been affected by seasonality. Sales of products and components related to mobile phones have generally been lower in the first quarter after peaking in the fourth quarter. Sales of educational products and home entertainment devices are often higher during the second and third quarters in anticipation of the start of the school year and the holiday season. Similarly, orders for consumer electronics products have historically been lower in the first quarter due to the closing of our factories in China for the Lunar New Year holidays and the general reduction in sales following the holiday season. These sales patterns may not be indicative of our future sales performance. For example, in 2009 as a result of the prevailing economic turmoil, many of our customers either postponed or cancelled orders that had been scheduled to be delivered for the holidays, which based on our historical seasonal patterns was unusual.

The long, national seasonal breaks in the PRC, such as the Chinese Lunar New Year holidays during the first quarter, and the National Day Golden week during the fourth quarter, typically adversely affect our ability to manufacture products, obtain components and materials from suppliers and receive and process orders from customers. Accordingly our results of operations during these periods can be expected to suffer.

Our results could be adversely affected with intensifying environmental regulations.

Our operations create environmentally sensitive waste. Our manufacturing process involves the use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials. The disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and is subject to increasing regulation. Currently, Chinese environmental protection laws and regulations impose fines on the discharge of waste materials and empower certain environmental authorities to close any facility that causes serious environmental problems. The costs of remedying violations or resolving enforcement actions that might be initiated by governmental authorities could be substantial. Any remediation of environmental contamination would involve substantial expense that could harm our operating results. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our operations may be subject or the manner in which existing or future laws will be administered or interpreted. Future regulations may be applied to materials, products or activities that have not yet been subject to regulation. The costs of complying with new or more stringent regulations could be significant.

Global environmental legislation continues to emerge. These laws place increased responsibility and requirements on the “producers” of electronic equipment and, in turn, their EMS providers and suppliers. On July 1, 2006, the European Union’s Restriction of Hazardous Substances (“RoHS”) came into effect. As a result, the use of lead and certain other specific substances in electronic products is restricted in the European Union. Where appropriate, we have transitioned our manufacturing processes and interfaced with suppliers and customers to review and secure RoHS compliance. In the event we are not in compliance with the RoHS requirements, we could incur substantial costs, including fines and penalties, as well as liability to our customers. In addition, our customers who were deemed exempt for certain substances, or beyond the scope of the legislation, are beginning to be impacted by the changing supply chain. In this respect, we may incur costs related to the portion of our inventory that contains these restricted substances. There are also European Union requirements with respect to the collection, recycling and management of electronic product and component waste. Under the European Union’s Waste Electrical and Electronic Equipment (“WEEE”) directive, responsibility rests primarily with OEMs rather than with EMS companies. However, OEMs may turn to EMS companies such as Nam Tai for assistance in meeting their WEEE obligations. Failure by our customers to meet the RoHS or WEEE requirements or obligations could have a negative impact on their businesses and revenues which would adversely impact our financial results. Similar restrictions are being proposed or enacted in other jurisdictions, including China. We cannot currently assess the impact of these legislations on our operations.

Power shortages in China could affect our business.

We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China, including areas where our manufacturing facilities are located, have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date. Sometimes we are given advance notice of power shortages and, in response to the occurrence of power shortages we currently have a backup power system. However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice of it. Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, may have an adverse impact on our business.

Our insurance coverage may not be sufficient to cover the risks to our manufacturing facilities or related to our operations.

We have not experienced any major accidents in the course of our operations, which have caused significant property damage or personal injuries. However, there is no assurance that major accidents will not occur in the future. Although we have insurance against various risks, including a business interruption or losses or damages to our buildings, machinery, equipment and inventories, the occurrence of certain incidents such as major earthquakes, hurricanes, tsunamis, war, acts of terrorism, pandemics and flood, and their consequences, we may not be covered adequately, or at all, by our insurance. In the event of a major earthquake or other disaster affecting our manufacturing facilities, our operations and management information systems, which control our worldwide procurement, inventory management and shipping and billing activities, could be significantly disrupted. Such events could also delay or prevent product manufacturing and shipment for the time required to transfer production or repair, rebuild or replace the affected manufacturing facilities. This time frame could be lengthy and result in significant expenses for repair and related costs. Any extended inability to continue our operations at affected facilities following such an event would reduce our revenue and potentially damage our reputation as a reliable supplier.

We also face exposure to product liability claims in the event that any of our products are alleged to have resulted in property damage, bodily injury or other adverse effects. We have limited product liability insurance covering only some of our products. Losses incurred or payments we may be required to make in excess of applicable insurance coverage or for uninsured events or any material claim for which insurance coverage is denied, limited or is not available could have a material adverse effect on our business, operating results or financial condition.

We could become involved in intellectual property disputes.

We do not have any patents, licenses, or trademarks material to our business. Instead, we rely on trade secrets, industry expertise and our customers sharing their intellectual property with us. However, there can be no assurance that the intellectual property of our customers is their intellectual property. We may be notified that we are infringing patents, copyrights or other intellectual property rights owned by other parties. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. Any litigation, even without merit, could result in substantial costs and the diversion of resources and could materially and adversely affect our business and operating results.

We depend on our executive officers and skilled personnel and, if we are unable to attract or retain personnel necessary to operate our business, our ability to perform our services and manufacture and market our products successfully could be harmed.

Our success depends largely upon the continued services of our executive officers as well as upon our ability to attract and retain qualified technical, manufacturing and marketing personnel. Generally, we have entered into employment agreements or non-competition agreements with our executive officers. However, we cannot assure you that we will be able retain our executive officers and we could be seriously harmed by the loss of any of our executive officers. The loss of service of any of these officers or key management personnel could have a material adverse effect on our business growth and operating results. Although we maintain key person life insurance for our executive officers, such coverage may not be adequate to protect us in the event of loss of such personnel. As our operations grow, we also need to recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to grow could be harmed.

We have experienced high management and employee turnover at our manufacturing facilities in China, and are experiencing increased difficulty in recruiting employees for these facilities. In addition, we are noting the early signs of wage inflation, labor unrest and increased unionization in China and expect these to be ongoing trends for the foreseeable future, which could cause employee issues, including work stoppages, excessive wage increases and the formation of more active labor unions, at our China facilities. Virtually all of our employees work at our facilities in China, and the costs associated with hiring and retaining these employees has increased over the past several years and particularly during the last two years. The high turnover rate, our difficulty in recruiting and retaining qualified employees and the labor trends in China have resulted in an increase in our employee expenses. A continuation of any of these trends could result in even higher costs and production disruptions or delays, which may result in order cancellations and the imposition of customer penalties. If we were unable to perform manufacturing services and deliver our products on time, it could have a negative impact on our net sales and profitability.

The PRC legal system has inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our factories and to do business.

We occupy our manufacturing facilities under China land use agreements with agencies of the PRC government and we occupy other facilities under lease agreements with the relevant landlord. Our operations depend on our relationship with the local governments in the regions which our facilities are located and our landlords. Our operations and prospects could be materially and adversely affected by the failure of the local government to honor these agreements or an adverse change in the law governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The government of China has enacted laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, its experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the PRC government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

Political or trade controversies between China and the United States could harm our operating results or depress our stock price.

The United States and PRC governments continue to disagree on some political issues. These occasional controversies could materially and adversely affect our business and operations. Political or trade friction between the two countries could also materially and adversely affect the market price of our shares, whether or not they adversely affect our business.

Changes to PRC tax laws and heightened efforts by the China’s tax authorities to increase revenues have subjected us to greater taxes.

Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the Chinese government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE”, located in Shenzhen, China, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment given to our subsidiaries in the PRC as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25% in 2012 and afterward. For information on the EIT rates as announced by the PRC’s State Council for the transition period until year 2012, please see the table in ITEM 5. Operating and Financial Review and Prospects on page 37 of this Report. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

We appear to have been a passive foreign investment company for 2011 and we may also be a passive foreign investment company for 2012, which could result in adverse U.S. federal income tax consequences for U.S. investors.

The determination of whether we are a passive foreign investment company, or PFIC, in any taxable year is made on an annual basis after the close of that year and depends on the composition of our income and the nature and value of our assets, including goodwill. Specifically, we will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of our gross income for such taxable year is passive income, or (ii) 50% or more of the value of our assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that either produce passive income or are held for the production of passive income (the “PFIC asset test”).

Based upon the nature and book value of our assets and the total market value, or market capitalization, of our shares (which reflects goodwill) at the end of each quarter during 2011, we appear to have been a PFIC for U.S. federal income tax purposes for 2011. We have not conducted an appraisal of the actual fair market value of our assets for 2011 or currently in 2012, and we cannot anticipate the market capitalization of our shares for 2012. Accordingly, we may be treated as a PFIC for 2012. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2011, in 2012 or in any other taxable year, U.S. investors who owned our common shares generally would be subject to increased U.S. tax liabilities and reporting requirements.

Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences of from the classification as a PFIC see “Taxation—United States Federal Income Tax Consequences” beginning on page 67 of this Report.

Changes in foreign exchange regulations of China could adversely affect our operating results.

Some of our earnings are denominated in yuan, the base unit of the RMB. The People’s Bank of China and the State Administration of foreign Exchange (“SAFE”) regulate the conversion of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions may enter into foreign exchange transactions at exchange rates within an authorized range above or below the exchange rate published by the People’s Bank of China according to the market conditions. Since 1996, the PRC government has issued a number of rules, regulations and notices regarding foreign exchange control designed to provide for greater convertibility of RMB. Under such regulations, any FIE must establish a “current account” and a “capital account” with a bank authorized to deal in foreign exchange. Currently, FIEs are able to exchange RMB into foreign exchange currencies at designated foreign exchange banks for settlement of current account transactions, which include payment of dividends based on the board resolutions authorizing the distribution of profits or dividends of the company concerned, without the approval of SAFE. Conversion of RMB into foreign currencies for capital account transactions, which include the receipt and payment of foreign currencies for loans and capital contributions, continues to be subject to limitations and requires the approval of SAFE. There can be no assurance that we will be able to obtain sufficient foreign currencies to make relevant payments or satisfy other foreign currency requirements in the future.

Changes in currency exchange rates involving the Japanese yen or RMB have and could continue to significantly affect our financial results.

Our financial results have been affected by currency fluctuations, resulting in total foreign exchange gains or losses during each of our three fiscal years ended December 31 as indicated in the following chart:

Our operating costs and financial results have been adversely affected by the appreciation of the RMB to the U.S. dollar because operating costs, which include labor costs, are denominated in RMB. Future appreciation of the Japanese yen against the U.S. dollar would increase our costs and could adversely affect our margins and financial results unless we made sufficient sales in Japanese yen to offset the costs and expenses, including material purchases, we incur in Japanese yen.

We sell most of our products in U.S. dollars and pay our expenses in U.S. dollars, Japanese yen, Hong Kong dollars and RMB. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk presently results from the costs and expenses we pay in RMB and Japanese yen, and material purchases we make, in Japanese yen.

The appreciation and depreciation of the RMB compared to the U.S. dollar increases and decreases our costs and expenses to the extent paid in RMB, respectively. Approximately 18%, 17% and 19% of our total costs and expenses and 9%, 7% and 9% of our material costs were in RMB during the years ended December 31, 2009, 2010 and 2011, respectively.

Similarly, the appreciation and depreciation of the Japanese yen as compared to the U.S. dollar increases and decreases our costs and expenses to the extent paid in yen, respectively. Approximately 18%, 24% and 5% of our total costs and expenses and 14%, 29% and 6% of our material costs were in Japanese yen during the years ended December 31, 2009, 2010 and 2011, respectively. However, we make substantial sales denominated in Japanese yen, which mitigates the effects of fluctuations in the yen-U.S. dollar exchange ratio on our financial results. Approximately 12%, 23% and 5% respectively, of our total net sales were made in Japanese yen during the years ended December 31, 2009, 2010 and 2011, respectively.

A future material appreciation of the Japanese yen against the U.S. dollar would increase our costs when translated into U.S. dollars and could adversely affect our margins and financial results unless we made sufficient sales in Japanese yen to offset against material purchases and other costs we paid in Japanese yen.

If we pass the effect of increases in the RMB and/or Japanese yen relative to the U.S. dollars to our customers through price increases it would make our products more expensive. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the RMB or Japanese yen relative to the U.S. dollars, our margins and profitability could suffer.

Nam Tai’s declaration and payment of dividends is not assured. We declared no dividends for 2009 and 2010. Although our Board has resumed dividends for 2011 and 2012, we may not declare or pay dividends thereafter.

Before 2009, we had a long history of paying dividend. In February 2009, our board of directors decided not to declare a dividend. In February 2010, our board of directors also decided not to declare a dividend. The board of directors decided not to declare a dividend in 2009 and 2010 in order to maintain our cash reserves during a period of global economic turmoil. The Company resumed the payment of quarterly dividends of $0.05 and $0.07 per share for 2011 and 2012 respectively. The payment of dividends in 2011 and 2012 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend on our future growth and earnings and our cash flow needs for future expansion. Our growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in this section of our Report or by other factors. There can be no assurance that cash dividends on the Company’s shares will be declared for years after 2012, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all. For additional information on the dividends we have declared for 2012 and historically, please see ITEM 8. Dividends on page 62 of this Report.

Payment of dividends by our subsidiaries in the PRC to our subsidiaries outside of the PRC and to us, as the ultimate parent, is subject to restrictions under PRC law. If we determine to continue our payment of dividends to our shareholders, the PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate our ability to pay any dividends at all.

Under PRC law, dividends may only be paid out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises (“China GAAP”) less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The calculation of distributable profits under China GAAP differs in many respects from the calculation under U.S. GAAP. As a result, our subsidiaries in PRC may not be able to pay a dividend in a given year as determined under U.S. GAAP. China’s tax authorities may also change the determination of income which would limit our PRC subsidiaries’ ability to pay dividends and make other distributions.

Prior to the EIT law, which became effective on January 1, 2008, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC. However, under the new EIT Law, dividends payable to foreign investors which are derived from sources within the PRC will be subject to income tax at the rate of 5% to 15% by way of withholding unless the foreign investors are companies incorporated in countries which have tax treaty agreements with the PRC and then the rate agreed by both parties will be applied. For example, under the terms of the tax treaty between Hong Kong and the PRC, which became effective in December 2006, distributions from our PRC subsidiaries to our Hong Kong subsidiary, will be subject to a withholding tax at a rate ranging from 5% to 10%, depending on the extent of ownership of equity interests held by our Hong Kong subsidiary in our PRC enterprises. As a result of this new PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises will be reduced. Since we derive most of our profits from our subsidiaries in PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, force us to reduce, or possibly eliminate, the dividends we have paid to our shareholders historically. For this reason, or other factors, we may decide not to declare dividends in the future. If we do pay dividends, we will determine the amounts when they are declared and even if we do declare dividends in the future, we may not continue them in any future period.

The market price of our shares will likely be subject to substantial price and volume fluctuations.

The markets for equity securities have been volatile and the price of our common shares has been and could continue to be subject to wide fluctuations in response to variations in our operating results, news announcements, trading volume, sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. Other events, such as the issuance of common shares upon the exercise of our outstanding stock options could also materially and adversely affect the prevailing market price of our common shares.

Further, the stock markets have often experienced extreme price and volume fluctuations that have affected the market prices of the equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares.

Our senior management owns a large portion of our common stock allowing them to control or substantially influence the outcome of matters requiring shareholder approval.

On February 28, 2012, members of our senior management and board of directors as a group beneficially owned approximately 25.0% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

Regulatory initiatives in the United States, such as the Dodd-Frank Act and the Sarbanes-Oxley Act have increased, and may continue to increase the time and costs of being a U.S. public company and any further changes would likely continue to increase our costs.

In the United States, changes in corporate governance practices due to the Dodd-Frank Act and the Sarbanes-Oxley Act, changes in the continued listing rules of the New York Stock Exchange, new accounting pronouncements and new regulatory legislation, rules or accounting changes have increased the cost of being a U.S. public company and may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have made some activities more time-consuming and have increased financial compliance and administrative costs for public companies, including foreign private issuers like Nam Tai. In addition, any future changes in regulatory legislation, rules or accounting may cause our legal and accounting costs to further increase. In addition, these new rules and regulations require increasing time commitments and resource commitments from our company, including from senior management. This increased cost could negatively impact our earnings and have a material adverse effect on our financial position results of operations.

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud, or in informing management of all material information in a timely manner.

Our management, including the Acting Chief Executive Officer and the Chief Financial Officer, does not expect that our disclosure controls and internal controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur or may not be detected.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial position and results of operations.

The consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to changes in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operation.

It may be difficult to serve us with legal process or enforce judgments against our management or us.

We are a British Virgin Islands holding corporation with subsidiaries in Hong Kong and China. Substantially, all of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC or Hong Kong, and substantially all of the assets of these persons are located within the PRC or Hong Kong. It may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon our directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. An original action may be brought against our assets and our subsidiaries, our directors and executive officers in the PRC only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

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

•	the judgment was not obtained by actual or constructive fraud or duress;

•	the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands;

•	the proceedings in which the judgment was obtained were not contrary to natural justice (i.e. the concept of fair adjudication);

•	the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands;

•	the person against whom the judgment is given is subject to the jurisdiction of a foreign court; and

•

the judgment is not on a claim for contribution in respect of damages awarded by a judgment, which fall under Section 7 of the Protection of Trading Interests Ordinance, Chapter 7 of the Laws of Hong Kong.

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

We incurred substantial expenses and costs in privatizing Nam Tai Electronic & Electrical Products Limited. It may require a number of years to realize the benefits from owning 100% of NTEEP.

In November 2009, we successfully completed the privatization of Nam Tai Electronic & Electrical Products Limited, or NTEEP, by tendering for and acquiring the 25.12% of NTEEP that we did not previously own. As a result of the acquisition, NTEEP became our wholly owned subsidiary. During the year ended December 31, 2009, we expended approximately $44.3 million to acquire NTEEP’s noncontrolling shares, including approximately $0.9 million in professional fees and related expenses. We financed these expenditures with internally generated funds.

Although our acquisition of NTEEP has resulted in cost savings and the elimination of profit sharing with NTEEP’s noncontrolling shareholders, which improved our financial results during the years ended December 31, 2010 and 2011, we will only benefit from this acquisition to the extent NTEEP’s operations remain profitable. Even if NTEEP’s future operating results remain profitable, it may take a number of years before NTEEP’s net income that was attributable to the noncontrolling interests and the overhead costs saved from NTEEP’s privatization equal the costs and expenses of acquiring that interest.

Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE limiting the protections and information afforded to investors.

We are a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to public companies in the United States, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, current reports on Form 8-K or annual reports on Form 10-K;

•

the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act or disclosures required in a proxy statement in accordance with rules therefor promulgated under the Exchange Act;

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

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. See footnote “*” on page 52 of this Report under the heading “Compensation on an Individual Basis” for information and risks associated with disclosures we have made in this Report or may make in our proxy statements regarding compensation we have paid to our directors and senior managers on an individual basis.

Product quality issues could adversely affect our reputation and could impact our operating results.

The market for our products is characterized by rapidly changing technology and evolving industry standards. To remain competitive, we must continually introduce new manufacturing solutions. The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the products we sell. Failure to do so could result in product recalls, product redesign efforts, lost revenue, loss of reputation, and significant warranty and other expenses to remedy.

ITEM 4.	INFORMATION ON THE COMPANY

Corporate Information

Nam Tai Electronics, Inc. was founded in 1975 and moved its manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available. We relocated to Shenzhen, China in order to capitalize on the significant opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). Our PRC headquarters and our principal manufacturing and design operations are currently based in Shenzhen, China, approximately 30 miles from Hong Kong. Certain of our subsidiaries’ offices are located in Hong Kong, which provide us access to Hong Kong’s infrastructure of communication and banking facilities. Our corporate administrative matters are conducted in the British Virgin Islands through our registered agent, McNamara Corporate Services Limited, McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. In 1978, Mr. Koo, the founder of the Company, began recruiting operating executives from the Japanese electronics industry. These executives brought years of experience in Japanese manufacturing methods, which emphasize quality, precision, and efficiency in manufacturing. A large portion of our senior and middle management currently includes Japanese professionals who provide technical expertise and work closely with both our Japanese component suppliers and customers.

Major Events during 2011 to Date

During 2011, to simplify our corporate structure, we have taken the following actions:

•	Changing the name of Namtai Electronic (Shenzhen) Co., Ltd to Namtai Investment (Shenzhen) Co., Ltd (“NTISZ”) and transforming it into an investment holding company in the PRC in April 2011;

•	Changing the shareholder of NTISZ from Nam Tai Electronic & Electrical Products Limited to Nam Tai Electronics, Inc. in April 2011;

•	Changing the shareholder of Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”) from Nam Tai Investment Limited to NTISZ in July 2011;

•	Changing Zastron Electronic (Shenzhen) Co., Ltd from a domestic enterprise to a wholly owned foreign enterprise in August 2011; and

•	Based on a strategic development agreement, Wuxi Zastron-Flex was recapitalized with an injection of $32.3 million by NTISZ in August, October and November 2011.

Organizational Structure

The chart as below and on the next page shows our organizational structure of our principal subsidiaries at December 31, 2011.

NAM TAI ELECTRONICS, INC, or NTEI, was founded in 1975, and reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987, and is a holding company for the subsidiaries shown in the chart above and discussed below.

100%100%

NAM TAI INVESTMENT (SHENZHEN) Co., LTD, (formerly known as Namtai Electronic (Shenzhen) Co., Ltd) or NTISZ, was originally established as Baoan (Nam Tai) Electronic Co. Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the laws of China. Through September 2010, it engaged in the manufacture and sale of consumer electronics and telecommunications products. With effect from October 1, 2010, the businesses and operations of NTISZ were transferred to Zastron Shenzhen. NTISZ was transformed into an investment holding Company in April 2011.

NAM TAI ELECTRONIC & ELECTRICAL PRODUCT LIMITED, or NTEEP, was incorporated in June 2003. Shares of NTEEP were listed on the Hong Kong Stock Exchange from April 28, 2004 until November 12, 2009, when Nam Tai completed the privatization of NTEEP by tendering for, and acquiring, the 25.12% of NTEEP that Nam Tai did not previously own. At December 31, 2009, 2010 and 2011, NTEEP was a wholly-owned subsidiary of Nam Tai Electronics, Inc.

100%100%

ZASTRON ELECTRONIC (SHENZHEN) Co., LTD, or Zastron Shenzhen, was established in the PRC in 1992 as a company with limited liability. It manufacturers telecommunication components and assemblies such as LCD modules and FPC assemblies. Zastron Shenzhen’s sister company, Jetup Electronic (Shenzhen) Co. Ltd. (Jetup), also wholly-owned by Nam Tai Shenzhen and engaged in the manufacture of LCD panels and LCD modules, was merged into Zastron Shenzhen effective on April 1, 2010. Upon completion of that merger, Jetup ceased to exist, and its assets, liabilities and operations were transferred to Zastron Shenzhen. In October 2010, the businesses and operations of Namtai Shenzhen were transferred to Zastron Shenzhen. In August 2011, Zastron Shenzhen became a wholly owned foreign enterprise.

WUXI ZASTRON PRECISION-FLEX CO., LTD, or Wuxi Zastron Flex, was established in November 2006 as a wholly owned foreign investment enterprise with limited liability and pursuant to the relevant laws of the PRC. This company began manufacturing and selling FPC boards and FPC subassemblies during 2010. Wuxi Zastron Flex’s sister company, Wuxi Zastron Precision-Tech Co. Ltd, or Wuxi Zastron Tech, also wholly-owned by Nam Tai Investment Limited, was merged into Wuxi Zastron Flex effective in April 2010. Upon completion of that merger, Wuxi Zastron Tech ceased to exist, and its assets, liabilities and operations were transferred to Wuxi Zastron Flex.

Capital Expenditures

The following chart illustrates the amounts of our principal capital expenditures and divestitures (in thousands of dollars) during each of the past three years ended December 31:

Expenditures on property, plant and equipment

The following are capital expenditures we currently have planned for 2012:

•	$43.4 million for a TFT LCD module assembly line;

•	$7.7 million for setting up equipment and machinery for flex rigid boards manufacturing; and

•	$5.0 million for land and building construction.

Our major capital expenditures in 2011 included:

•	$64.9 million for machinery and lease hold improvements for a LCD module assembly;

•	$7.0 million for machinery used for FPC boards and assemblies; and

•	$4.6 million for commercial property in Hong Kong.

Our major capital expenditures in 2010 included:

•	$3.2 million for machinery used mainly for the production of LCD and FPC Modules;

•	$0.9 million for leasehold improvements as a result of two of our subsidiaries merging; and

•	$0.5 million for other capital equipment.

Our major capital expenditures in 2009 included:

•	$23.7 million for new factory construction in Wuxi;

•	$0.5 million for machinery mainly used for the production of LCD modules; and

•	$0.8 million for other capital equipment.

Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant acquisition or strategic investment opportunities, which we regularly explore, and prevailing economic conditions.

Business Overview

We are an electronics manufacturing and design services provider to a select group of the world’s leading telecommunications and consumer electronic products OEMs. Through our EMS operations, we manufacture electronic components and subassemblies, including FPC boards, FPC board subassemblies, LCD panels, LCD modules, TFT display modules, RF modules, DAB modules, internet radio subassemblies, CMOS imaging sensor modules and PCB subassemblies. The components, modules and subassemblies are used in numerous electronic products, including mobile phones, IP phones, notebook computers, digital cameras, electronic toys, handheld video game devices and learning devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

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

Our Customers

Historically, we have had substantial recurring sales from our existing customers. Approximately 99.2% of our 2011 net sales came from customers we provided services to in 2010. While we seek to diversify our customer base, a small number of customers currently generate a significant portion of our sales. Sales to our 10 largest customers accounted for 86.2%, 88.4% and 93.0% of our net sales during the years ended December 31, 2009, 2010 and 2011, respectively. Sales to customers accounting for 10% or more of our net sales in the years ended December 31, 2009, 2010 or 2011 (listed in order of our net sales during 2011) were as follows:

	Year ended December 31,
	2009	2010	2011
Toshiba Mobile Display(1)	12.2%	24.7%	32.3%
Sony Mobile Display Corporation	*	16.7%	30.7%
Sharp Corporation	17.9%	11.9%	10.5%
Sony Computer Entertainment Europe Ltd.	10.2%	17.7%	10.4%
Epson Imaging Devices Corporation	23.0%	*	*

*	Less than 10% of our total net sales during the year indicated.
(1)	For the years ended December 31, 2009, 2010 and 2011, sales to Toshiba Mobile Display through an agent, Hikari Alphax Co., Ltd, represented 12.2%, 24.1% and 6.9% of net sales, respectively.

Our 10 largest OEM customers based on net sales during 2011 were the following (listed alphabetically):

Customer	Products
Anoto AB	Digital Pen
Flextronics (Nan Jing) Technology Co., Ltd.	LCD modules
Ryoyo Electro Hong Kong Limited	LCD modules
Sharp Corporation	LCD modules, FPC subassemblies and PCB modules
Siemens Enterprise Communications	LCD modules
Sony Computer Entertainment Europe Ltd.	Home entertainment products
Sony Mobile Display Corporation	LCD modules
Stanley Electric (Asia Pacific) Ltd.	LCD Panels for Automotive
Toshiba Mobile Display	LCD modules
Vtech Communications Ltd.	LCD modules

At any given time, different customers account for a significant portion of our business. Percentages of net sales to customers vary from quarter to quarter and from year to year and fluctuate depending on the timing of production cycles for particular products.

Sales to our OEM customers are based primarily on purchase orders we receive from time to time rather than fixed, long-term purchase commitments from our customers. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers make it difficult for us to predict revenue accurately long term. Even in those cases where customers are contractually obligated to purchase products from us or repurchase unused inventory from us, we may elect not to enforce our contractual rights immediately because of the long-term relationships and for other business reasons. Instead we may negotiate accommodations with customers regarding particular situations.

Our Products

In 2008 and 2009, we managed our business using three reportable segments: telecommunication components assembly (“TCA”), consumer electronics and communication products (“CECP”) and LCD products (“LCDP”). In 2010, we reclassified the TCA and LCDP segments into the TCA segment to accurately reflect the nature and management of our operations. Currently, the Company operates and presents two business segments: TCA and CECP. The segment information in 2008 and 2009 has been restated in order to conform to the change in segment reporting in accordance with FASB ASC 280-10-50-34. The results of the former LCDP segment were included in the TCA segment in 2008 and 2009.

The TCA segment is focused on subassemblies of components such as LCD modules, radio frequency modules, digital audio broadcast modules, FPC subassemblies, FPC boards, and front light panels and back light panels for handheld video game devices. In addition, we manufacture LCD panels and LCD modules for various electronic appliances. The CECP segment is focused on the manufacturing of box-built products such as mobile phone accessories, entertainment devices, educational products and optical devices.

Our net sales by reportable segments were as follows ($ in thousands):

	Year ended December 31,
	2009		2010		2011
	Dollars	Percent	Dollars	Percent	Dollars	Percent
TCA	292,074	72%	401,259	75%	527,894	88%
CECP	116,063	28%	133,161	25%	74,423	12%

Total	408,137	100%	534,420	100%	602,317	100%

Please refer to Note 15 “Segment Information” of our consolidated financial statements and ITEM 8. Financial Information – Export Sales which sets forth the information of net sales to customers by geographical area.

Consumer Electronic and Communication Products

The consumer electronic and communication products we manufacture are focused on high growth and mass volume product segments of the consumer electronics and communications sectors, and include:

•	Mobile phone accessories such as headsets containing Bluetooth wireless technology, snap-on portable music speakers, phone cradles, snap-on FM radio adaptors, and snap-on GPS adaptors;

•

Entertainment devices such as USB webcams for interactive games, USB microphone and converter boxes for Karaoke, and a buzzer device for quiz games, both in wire and wireless designs with an infrared solution;

•	Educational products such as digital pens, calculators and electronic dictionaries; and

•	Optical devices such as CMOS imaging sensor modules for notebook computers, portable media players and recording cameras for the automotive industry.

Telecommunication Component Assembly

We manufacture the following subassemblies and components:

•

Color and monochrome LCD modules to display information as part of telecommunication products such as PDA phones, smart phones and traditional mobile phones and telephone systems. These modules are also used in most other hand-held consumer electronic devices, such as electronic games, MP3 players, Automotive products and digital cameras;

•

RF modules for integration into mobile phones. RF modules are partially finished circuits that can be incorporated into larger products or components. Each module includes receivers, transmitters, and transceivers, and can be manufactured for use in hand-held consumer electronic products, such as PDAs, laptop computers and other products with wireless connectivity;

•

DAB modules are digital audio broadcasting components that are used in digital radio products such as home tuners, kitchen radios, in-car receivers, CD players, clock radios, boom boxes, midi-systems and handheld portable devices;

•	FPC subassemblies for integration into various LCD modules and electronic devices;

•

FPC board manufacturing for vertical integration to the FPC subassembly business, which are used for mobile phones, PDAs, office automation, laptop computers and other products that require a portable product design;

•	Front light panels for handheld video game devices;

•	Back light panels for handheld video game devices;

•	1.9 high-frequency cordless telephones and home feature phones;

•	Super high contrast monochrome vertical aligned Twisted Nematic LCD for applications in automotive parts and major appliances; and

•	Wide temperature monochrome Super-Twisted Nematic (“STN”) LCD for application in major appliances.

Our Manufacturing and Assembly Capabilities

We utilize the following production techniques:

Chip on Glass, or COG	a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. These machines provide an LCD with a length of up to 200 millimeters by a width of up to 200 millimeters by a height of up to 2.2 millimeters, a process time of five seconds per chip, a pin pitch fine to 38 micrometers. During 2005, our subsidiary, Jetup also started manufacturing COG LCD modules. During 2010, Jetup was merged into Zastron Shenzhen. During the third quarter of 2011, Wuxi Zastron-Flex also expanded LCD module assembly and set up state of the art COG machines. As of December 31, 2011, Zastron Shenzhen and Wuxi Zastron-Flex had a total of 22 sets of COG machines. and is capable of bonding 10 million units of COG LCD modules a month with an accuracy of five microns’ tolerance, in a cycle time of 12-15 seconds per piece.

Chip on Board, or COB	a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. As of December 31, 2011, we had 11 COB aluminum bonding machines which provide a high speed chip bonding time of 0.25 second per 2 millimeters wire, a bond pad fine to 75 micrometers and a total production capacity of up to 3,829,000 (150 wires/board) per month. We use COB aluminum bonding in the assembly of consumer products such as digital pens, calculators, electronic dictionaries and audio products. We also had three COB gold ball bonding machines, which provide a high speed chip bonding time of 0.072 second per 2 millimeters wire, a bond pad fine to 50 micrometers and a total production capacity of up to 500,000 (150 wires/board) per month. We use COB gold ball bonding in CMOS camera modules, which are incorporated into USB cameras, notebook computers, mobile phones and digital pens.

Tape Automated Bonding With Anisotropic Conductive Film, or TAB With ACF	an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. As of December 31, 2011, Zastron Shenzhen had 33 systems of TAB with ACF machines. The machines provide a process time of 10 to 25 seconds per component, a pin pitch fine up to 150 micrometers and a total production capacity of up to 5,876,000 components per month. Zastron Shenzhen is able to bond LCD panels with a length of up to 120 millimeters by a width of up to 120 millimeters and a height of up to 2.2 millimeters, with an accuracy of 10 microns’ tolerance in a cycle time of 20-25 seconds per piece.

Fine Pitch Heat Seal Technology, or FPHS Technology	allows us to connect LCD displays to PCBs produced by COB and outer lead bonding that enables very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs. As of December 31, 2011, we had eight machines utilizing FPHS technology. The machines provide a pin pitch fine to 260 micrometers and a total production capacity of up to 268,000 units per month.

Surface Mount Technology, or SMT	a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as mobile display modules and electronic linguistic devices. As of December 31, 2011, we had 30 SMT productions lines. The production time per chip ranges from 0.055 second per chip to 0.8 second per chip and high precision ranging from +/-0.05 millimeter to +/-0.1 millimeter. The components size ranges from 0.4 millimeter long by 0.2 millimeter wide to 55 millimeters long by 55 millimeters wide. Ball grid array, or BGA, ball pitch is 0.4 millimeter and ball diameter is 0.2 millimeter. Flip Chip, our smallest lead/bump pitch, is 250/240UM and our smallest components spacing is 0.15 micrometers. The total production capacity is over 1 billion resistor capacitor chips per month.

Super-Twisted Nematic, or STN, Displays	a type of monochrome passive matrix LCD capable of providing higher information content to display systems. STN Displays are typically found in applications such as cordless phones, mobile phones, MP3 players, pocket games and PDAs. Our subsidiary, Zastron Shenzhen, through its predecessor, Jetup, began producing STN LCDs in 2002. Since 2005, our two existing twisted nematic, or TN type, LCD lines have been upgraded to STN LCD lines. TN displays rotate the director of the liquid crystal by 90 degrees, but STN LCD displays employ up to a 270 degree rotation. This extra rotation gives the crystal a much steeper voltage-brightness response curve and also widens the angle at which the display can be viewed before losing much contrast. As of December 31, 2011, Zastron Shenzhen was using two automated STN lines capable of producing both TN and STN type LCDs with capacity of 100,000 pairs of glass (each sheet of glass of 360 millimeters by 400 millimeters in size) panels per month.

LCD Back-End	a main manufacturing process for LCD panels, and is regarded as part of the process for its finished product LCD modules. It includes the precise pure water cleaning process, scribing of LCD glass, liquid crystal insertion, sealing process and breaking process, then turns the LCD mother glass into LCD panels. Our machines can cope with 0.2 millimeters + 0.2 millimeters LCD mother glass up to dimension of 550 millimeters by 670 millimeters, with cutting tolerance +/-0.1 millimeters.

As of December 31, 2011, we had 18 clean rooms ( total area size of 214,438 square feet) at our principal manufacturing facilities, which housed COB, COF, COG and Chip Scale Package capabilities for CMOS sensor modules, electronic calculators, digital camera accessories, LCD panels and modules manufacturing, and FPC manufacturing.

A clean room is an environment, typically used in manufacturing or scientific research, which has a low level of environmental pollutants such as dust, airborne microbes, aerosol particles and chemical vapors. In other words, a clean room has a controlled level of contamination that is specified by the number of particles per cubic meter at a specified particle size. Of our 18 clean rooms at December 31, 2011, 2 were class one hundred thousand, 7 were class ten thousand, 8 were class thousand and 1 was class one hundred with one of them used for cleaning attire provided for use in the clean rooms.

FPC boards and FPC Subassemblies

Flexible Printed Circuit Subassemblies. We began manufacturing FPC subassemblies in March 2003 for integration into various LCD modules. FPC subassemblies are FPC boards enhanced by attaching electronic components, such as connectors, switches, resistors, capacitors, light emitting devices, integrated circuits, cameras and optical sensors, to the circuit. The reliability of FPC component assemblies is dependent upon proper assembly design and the use of appropriate fixtures to protect the flex-to-connector interface. Connector selection is also important in determining the signal integrity of the overall assembly and is very important to devices that rely upon high system speed to function properly.

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

FPC Boards. Flexible printed circuit boards or FPC Boards are applied to various electronic devices because of their mechanical characteristics and are indispensable to electronic devices requiring system miniaturization, weight reduction and multi-functionality. FPCs are employed in a wide variety of applications due to the nature of their characteristics. Examples of applications for FPCs include cell-phone liquid crystal display enclosures, hinge parts, keypads, battery enclosures and interface components. FPCs fall into three broad categories: single-sided flexible printed wiring boards, double-sided flexible printed wiring boards and multilayer flexible printed boards. Single sided and double sided FPCs are widely employed for personal computers, hard disk drives and cell phones.

We buy a portion of the FPC boards that we use in the manufacturing of our products from suppliers and attach electronic components to the purchased FPC boards in accordance with our customer’s specifications and produce FPC subassemblies. Since 2007, we also began manufacturing these devices at our existing facility in Shenzhen to vertically integrate this process by producing FPC boards internally. Our Wuxi factory began manufacturing pilot runs of FPC boards and is moving to large scale manufacturing in 2010.

Quality Control

We maintain strict quality control programs for our products, including the use of total quality management systems and advanced testing and calibration equipment. Our quality control personnel test the quality of incoming raw materials and components. During the production stage, our quality control personnel also test the quality of our work-in-progress at several points in the production process. Finally, after the assembly stage, we conduct testing of finished products. In addition, we provide office space at our principal manufacturing facilities for representatives of our major customers to permit them to monitor production of their products and we provide them with direct access to our manufacturing personnel.

All of our existing manufacturing facilities are certified under ISO 9001 quality standards, the International Organization for Standardization, or ISO’s, highest standards. The ISO is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. Our certifications under an ISO 9001 quality standard demonstrate that our manufacturing operations meet the most demanding ISO standards. All of our manufacturing facilities are also certified under an ISO 14001 environmental management standard, which was published in 2004 to provide a structured basis for environmental management control.

After the consolidation of our Shenzhen operations under Zastron Shenzhen in 2010, our quality assurance personnel embarked to integrate all management systems in Shenzhen into that single company. At the end of February 2012, Zastron Shenzhen has passed the following certifications:

ISO 9001:2008	Basic Quality Management System
ISO 14001:2004	Environmental Management System
QC080000:2005	Hazardous Substance Process Management System
OHASA18001:2007	Occupational Health & Safety Management System
TS16949:2009	Quality Management System specific for Automotive Products
ISO13485:2003	Quality Management System specific for Medical Products

In December 2009, our new factory in Wuxi was audited for compliance of ISO 9001 and TS16949. We received both certifications in March 2010. During 2010, we applied for other certifications for this plant, including QC08000 and ISO 14001, which we received in April and May 2010, respectively.

We employ the Six Sigma approach in various projects that we run each year. In 2004, our principal manufacturing facilities in Shenzhen were recognized by the Chinese Government as a “National Advanced Enterprise for the Promotion of Six Sigma”. Six Sigma is an internationally recognized approach that uses facts and data to develop better solutions, thereby reducing defects and production times, and improving customer satisfaction. This approach allows the Company to lower its costs by minimizing manufacturing defects. Our use of Six Sigma has resulted in improved profit margins and higher competitiveness.

Our Suppliers

We purchase thousands of different component parts from numerous suppliers, which we have approved based on their quality, cost and services. For some components, we have chosen, for strategic reasons, to rely on a single supplier. We purchase components from suppliers located in Japan, China and other countries. Our general practice is to purchase components upon receipt of purchase orders from customers and pursuant to the customer’s authorization in order to minimizing our inventory risk. However, we may occasionally purchase raw materials or request suppliers to maintain buffer stock of certain supplies for particular customers based on such customer’s rolling forecasts in order to shorten the lead-time for key materials.

The major component parts we purchase include the following:

•

Integrated circuits or “chips”, most of which we purchase presently from Cambridge Silicon Radio Plc Ltd., Qualcomm CDMA Technologies Asia Pacific Pte. Ltd., Toshiba Electronics (Asia) Ltd., Ricoh Co., Ltd., ATI Technologies Ltd., Rohm Electronics (HK) Co., Ltd., Samsung Electronics., Ltd., Sharp Electronics (M) SDN.BHD and certain of their affiliates;

•

LCD panels, which are available from many manufacturers. Since 2007, we have purchased LCD panels from Suzhou Epson Co., Ltd., Safaring Technology Co., Ltd., Toshiba Matsushita Display Co., Ltd., Shantou Goworld Display (Plant II) Co., Ltd., and VBest Electronics Ltd.;

•

FPC boards, which consist of copper conductive patterns that have been etched or printed while affixed to flexible substrate materials such as polyimide or polyester, are mainly used to provide connections for electronic components and as a substrate to support these electronic devices. Since 2007, we have purchased FPC boards mainly from Sony Chemical Co., Ltd., Nitto Denko (HK) Co., Ltd. and NOK Mektec Corp. Ltd.;

•

Light-emitting diodes, or LEDs, are semiconductor devices that emit incoherent narrow-spectrum light when electrically biased in the forward direction. This effect is a form of electroluminescence. LEDs are small extended sources with extra optics added to the chip, which emit a complex intensity spatial distribution. We purchase LEDs primarily from Nichia Corporation and Everlight Electronics Co., Ltd.; and

•

CMOS imaging sensors, which we purchase mainly from Omnivision Technologies Inc., Micron Technology Inc. and MagnaChip Semiconductor Ltd. Solar cells and batteries, which are standard “off-the-shelf” items that we generally purchase in Hong Kong from agents of Japanese manufacturers or directly from companies in China; various mechanical components such as plastic parts, cables, rubber keypads, PCBs, indium tin oxide, or ITO, glass used in the production of LCD panels, and packaging materials from various local suppliers in China; and various acoustic components, which we mainly sourced from Wanstonic Electronics Ltd, Yinpin Electronics (SZ) Co., Ltd., Goertek Technology Co., Ltd., Shandong Gettop Acoustic Co., Ltd. and Vansonic Enterprise Co., Ltd.

Whenever practical, we will consider using domestic Chinese suppliers who are often able to provide their products at lower cost than overseas suppliers and with shorter lead times.

From time to time, there may be certain components subjected to limited allocation by certain of our suppliers due to industry-wide shortage as a result of fast growing global demand.

In some cases, supply shortages and delays in deliveries of particular components could result in curtailed production, or delays in production. These supply shortages have contributed to an increase in our inventory levels and reductions in our margins. We expect that occasional component shortages and delays in deliveries of some components will continue to occur. If we are unable to procure sufficient quantity components in a timely fashion, we may experience production delays, which could harm our relationships with current or prospective customers and reduce our sales.

The principal raw materials used by the Company are large scale integrated, or LSI, circuits, digital signal processors, or DSP, LCD driver IC semiconductors, FPC boards, LCD panels, TFT panels and batteries. At times, the pricing and availability of these raw materials can be volatile, attributable to numerous factors beyond the Company’s control, including general economic conditions, currency exchange rates, industry cycles, production levels or a supplier’s tight supply. In the past, we have asked our customers to share the increased costs of raw materials where such increased costs would adversely affect the Company’s business, results of operations and financial condition. Our customers have generally agreed when so requested in the past. We cannot provide assurances, however, that our customers will agree to share costs in the future and that our business, results of operations and financial condition would not be adversely affected by increased volatility in the price or availability of raw materials.

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

Once we have agreed with the OEM customer on the quotation for the development costs and the unit cost, we begin the product development if we are engaged to do so. This development period typically lasts less than six months, but may be longer if software design is included. During this time, we complete all molds, tooling and software required to manufacture the product with the development costs generally borne by our customer. Upon completion of the molds, tooling and software, we produce samples of the product for the customer’s quality testing, and, once approved, commence mass production of the product. We recover the development costs in relation to molds, tooling and software from our customers.

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

We did not suffer a material loss resulting from the cancellation of OEM customer orders for the years ended December 31, 2009, 2010 or 2011.

Sales and Marketing

We focus on developing close relationships with our customers at the development and design phases and throughout all stages of production. We identify, develop and market new products and technologies that benefit our customers and position us as a strong EMS provider with the ability to design and develop products.

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

Seasonality

Historically, our sales and operating results have often been affected by seasonality. Sales of products and components related to mobile phones have generally been lower in the first quarter after peaking in the fourth quarter. Sales of educational products and home entertainment devices are often higher during the second and third quarters in anticipation of the start of the school year and the holiday season. Similarly, consumer electronics products have historically been lower in the first quarter resulting from both the closing of our factories in China for the Lunar New Year holidays and the general reduction in sales following the holiday season.

The long, national seasonal breaks in the PRC, such as the Chinese Lunar New Year holidays occurring in the first quarter and the National Day Golden week occurring in the fourth quarter, typically adversely affects our ability to manufacture products, obtain components and materials from suppliers and receive and process orders from customers and accordingly our results of operations during these period can be expected to suffer.

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
• Flextronics International Ltd.
• Hon Hai Precision Industry Co., Ltd.
• Jabil Circuit, Inc.
• Sanmina-SCI Corporation

Image capturing devices and their modules	• Altus Technology Inc. (controlled by Foxconn)
• Lite-on Technology Corporation
• Logitech International S.A.
• The Primax Group

Mobile phone accessories	• Balda-Thong Fook Solutions Sdn., Bhd.
• Celestica, Inc.
• Elcoteq Network Corporation
• Flextronics International Ltd.
• Foster Corporation
• Foxlink Group
• Merry Electronics Co., Ltd.
• WKK International (Holdings) Ltd.

Liquid crystal display, or LCD panels	• Tianma Microelectronics Co., Ltd.
• Truly International Holdings Ltd.
• Varitronix International Ltd.
• Yeebo (International) Holdings Ltd.

Telecommunication subassemblies and components	• Flextronics International Ltd.
• LG. Philips LCD Co., Ltd.
• Samsung Electronics
• Varitronix International Ltd.

Consumer electronic products (calculators, personal organizers and linguistic products)	• Computime Limited
• Inventec Co., Ltd.
• Kinpo Electronics, Inc.
• VTech Holdings Limited

FPC boards/FPC Subassemblies	• Ichia Technologies Inc.
• Nitto Denko (HK) Ltd.
• NOK Corporation
• Sumitomo Chemical Co., Ltd.
• Fujikura Ltd.

Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and international logistics support and personnel resources than we do. As a result, Nam Tai positions itself as a competitive-priced EMS with niches in key product and technology categories focusing on advanced manufacturing technique and processes as well as design and development capabilities in these niche areas to compete successfully against with these organizations.

In addition to intense competition from large FPC board manufacturers located in Taiwan, China, Korea, Singapore, North America, Japan and Europe, such as those listed in the above table opposite “FPC boards/FPC subassemblies”, we also face such competition from large, established EMS providers that have acquired or, like we have, developed their own FPC manufacturing capabilities, and have extensive experience in electronics assembly. Furthermore, many companies in our target customer base are moving the design and manufacturing of their products to original engineering manufacturers, or OEMs, in Asia. These changes could create pressure on us to provide discounts or lower prices to gain or maintain market share, which could adversely affect our margins and the profitability of our FPC business and our operating results as a whole. In addition, if we are unable to capture significant original design manufactures (“ODMs”) as customers, we may be unable to sustain or grow our FPC business.

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

Additionally, we are responsible for the design and development of new products specified by our customers. We sell these products to OEM customers to be marketed to end users under the customers’ brand names. To date, we have successfully developed LCD modules, CMOS sensor camera modules, mobile phone accessories and game peripherals for our customers.

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

The table below lists the locations, square footage, principal use and the expiration dates of leases or land use rights on the facilities used in our principal operations as of December 31, 2011:

Location	Approximate Square Footage	Principal or Presently Contemplated Use	Owned(1) or lease expiration date

Principal Facilities
Hong Kong	2,200	Administration	Owned
Shenzhen, China	557,835	Principal manufacturing facilities	2043/2049	(2)
	87,460	Administration	2043/2049	(2)
	350,585	Dormitories	2043/2049	(2)
	41,530	Cafeteria	2043
	33,825	Recreational	2049
Other existing facilities
Shenzhen, China	134,549	Manufacturing LCD panels and modules	2014	(3)
Wuxi, Jiangsu Province, China	470,360	FPC boards and FPC subassemblies, LCD modules and other products	2056	(4)

Other property
Guangming, Shenzhen, China	1,270,160	LCD modules and other products	2057	(5)

(1)	Only the PRC government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the PRC government that gives us the right to use the land for 50 years. Similarly, the lands which we have acquired in Wuxi and Guangming Shenzhen will be by 50-year land leases. Our understanding of the practice as it exists today; at the expiration of the land lease, we may be given the right to renew the lease. For our other facilities, we have entered into factory building lease agreements with peasant collectives or other companies for 10 years or less.
(2)	Our principal manufacturing facilities occupy two parcels of land with 50-year land leases that we acquired in 1993 and 1999, respectively.
(3)	Cancelable upon three months notice.
(4)	Construction was completed in 2009 and mass production at this factory began in 2010.
(5)	Raw land.

Hong Kong

In October 2005, Nam Tai restructured its subsidiaries to focus its operations in China. We now only maintain a minimal workforce in Hong Kong.

In February 2011, the Company purchased a commercial property having approximately 2,200 square feet at Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong. These premises are located at the Eastern extension of the Hong Kong’s Central Business District. The purchase price for the property was approximately $4.6 million, which the Company paid in cash. The Company relocated its Hong Kong office to this location at the end of March 2011.

Shenzhen, China

Principal Manufacturing Facilities

Our principal manufacturing facilities are located in Baoan County, Shenzhen, China. In December 1993, we acquired a 50-year lease for the land on which these facilities are located and initially built a manufacturing facility consisting of approximately 160,000 square feet of manufacturing space, 39,000 square feet of office space, 212,000 square feet of dormitories and 26,000 square feet of full service cafeteria, recreation facilities and a swimming pool. Over the years beginning in November 2000, we have made several additions to these facilities, including:

•

a five-story factory with approximately 138,000 square feet of production facilities, including one floor for assembling, one floor of office space, one floor for warehouse use and two floors of class thousand clean room facilities, totaling approximately 626,000 square feet of manufacturing space, when construction was completed in October 2002;

•

an additional factory, consisting of approximately 265,000 square feet of space, completing construction in December 2004 on vacant land of approximately 280,000 square feet (approximately 6.5 acres) bordering on our existing facilities that we purchased in July 1999; and

•	two additional blocks of dormitories, which we completed during 2005.

With these additions, our principal manufacturing facilities in Shenzhen total approximately 557,835 square feet of manufacturing space, 87,460 square feet of offices, 350,585 square feet of dormitories and 41,530 square feet of cafeteria space, and include a full services recreational building of 33,825 square feet.

LCD Factory

Our LCD manufacturing facility is located in Guanlan, Shenzhen, China and consists of 134,549 square feet of manufacturing space. Our subsidiary, Zastron Shenzhen leases this facility from a third party to manufacture LCDs and LCD Modules. Rent for this facility is approximately $0.02 million a month.

Wuxi, China

We began construction of our new Wuxi manufacturing facility in January 2008 on approximately 470,000 square feet of land we acquired in December 2006. We completed construction in 2009 and by the end of 2009 we had installed machinery and equipment to manufacture FPC boards and FPC subassemblies, providing approximately 150,700 square feet of space to manufacture FPC Boards and FPC subassemblies. The Wuxi factory is first earmarked to manufacture FPC boards, followed by FPC subassemblies and then other electronic products assemblies such as LCD modules. We began manufacturing operations at this factory in 2010.

When we acquired the land use rights in Wuxi, we also acquired similar rights to a second parcel of approximately 515,000 square feet of raw land situated approximately three miles from the first parcel we used for our manufacturing facility. In September 2010, we sold the second Wuxi parcel back to the Wuxi local government for approximately $1.6 million, realizing a gain of approximately $0.8 million on the second parcel.

Planned and Future Expansion

Currently, we have two separate projects planned for expansion, both of which are dependent upon the prompt action and cooperation of local PRC governments.

The first project is the development of the Company’s raw land in Guangming Hi-Tech Industrial Park, Shenzhen, PRC, approximately 30 minutes from its existing facilities in Gushu, Shenzhen and approximately one hour driving distance from Hong Kong. We acquired the land use rights to approximately 1.3 million square feet of land in 2005. We plan to develop this land into new manufacturing and support facilities to supplement our manufacturing capabilities in Shenzhen. We believe that immediate expansion of our manufacturing facilities in Shenzhen is needed because we expect that the production capacity at our principal manufacturing facility in Shenzhen to be fully utilized by the end of 2012.

Although we fully paid for the land use rights to our Guangming property in 2007, the local government has delayed the release of this land to us and, to date, we have been unable to commence development of the property. The local government has indicated that the delivery of this land would be further delayed to allow more time to resolve the dispute with the local farmers who originally owned the land.

Our second Wuxi phase II expansion project involves our acquisition of the land use rights to approximately 500,000 square feet of raw land adjacent to our manufacturing facility in Wuxi. On the land adjacent to our facility in Wuxi, we plan to construct buildings that will support our operations such as a manufacturing plant, a canteen, a labor activity center, a research laboratory and testing and training centers. The land was split into 2 portions for acquisition as required by the Government. On February 22, 2012, Wuxi Zastron-Flex entered into a Contract of Land Use Right Acquisition with the Government for the first portion of the land of approximately 159,890 square feet for consideration of approximately $1.6 million (RMB 10.0 million). The second portion of the land is expected to be acquired in the second quarter of 2012.

We currently expect to fund our planned and future expansion by using cash on hand and the excess cash generated from operations after reserving funds to maintain and replace machinery and equipment used at our existing facilities and for working capital. For information regarding our capital expenditures planned for 2012, please see ITEM 4. Information on the Company – Capital Expenditures on page 25 of this Report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved Staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties particularly statements found under the heading entitled “Trend Information”. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “plans”, “seek”, “estimate”, “intends”, “should”, or “may”. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in Regarding Use of Forward Looking Statements under the section of this Report entitled ITEM 3. Key Information – Risk Factors. This section should be read in conjunction with our consolidated financial statements included as ITEM 18. Financial Statements in this Report.

Operating Results

Overview

We are an electronics manufacturing and design services provider to a select group of the world’s leading telecommunications and consumer electronic products OEMs. Through our EMS operations, we manufacture electronic components and subassemblies, including FPC boards, FPC board subassemblies, LCD panels, LCD modules, TFT display modules, RF modules, DAB modules, internet radio subassemblies, CMOS imaging sensor modules and PCB subassemblies. These components, modules and subassemblies are used in numerous electronic products, including mobile phones, IP phones, notebook computers, digital cameras, electronic toys and handheld video game and learning devices. We also manufacture finished products, including entertainment devices, mobile phone accessories and educational products.

We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include software development services, firmware, and mechanical design, parts and components source and purchasing, product industrialization, and assembly into finished products, or electronic subassemblies with full quality testing and assurance. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenue. We also provide early supplier involvement in design services to develop proprietary products specified by our OEM customers using their brand name.

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

Gross Margins

It has been the Company’s strategy to focus on our key components subassembly business. These complex products generally have relatively high material costs and higher fixed overhead costs as a percentage of total unit costs. Due to our shift in focus in 2011 to the components subassembly business and the higher material and overhead costs of these products our gross margins were adversely affected during 2011. Additionally, our newly operational FPC manufacturing and assembly facility in Wuxi is still operating at a loss, which also adversely affects our gross margin in 2011.

During the three years ended December 31, 2011, we streamlined our product mix and decreased the production of box-built products with higher gross margins, such as Bluetooth headsets and calculators. Consistent with our long-term business strategy, the Company is narrowing its focus to higher-growth, lower-margin business opportunities, such as key component assembly for telecommunication products such as LCD modules and FPC, which leverage the Company’s core strengths.

Gross margins were decreased due to the salaries of our employees increasing substantially in 2011. At December 31, 2011, the average wage level of our direct labor workforce was approximately 27% higher than that at December 31, 2010.

Impact of Foreign Currency Fluctuations

We sell most of our products in U.S. dollars and pay our expenses in U.S. dollars, Japanese yen, Hong Kong dollars and RMB. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of the RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, at 1:8.11, resulting in an approximate 1.9% appreciation in the value of the RMB against the U.S. dollars from July 2005 to the end of 2005. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each year from December 31, 2005 to December 31, 2011.

(1)	RMB to U.S. dollar data presented in this chart were derived from the historical currency converter available at http://forex-history.net.
(2)	If the end of a year fell on a Saturday or Sunday, exchange rate information is provided as of the previous Friday.

The appreciation and depreciation of the RMB compared to the U.S. dollar increases and decreases our costs and expenses to the extent paid in RMB, respectively. Approximately 18%, 17% and 19% of our total costs and expenses and 9%, 7% and 9% of our material costs were in RMB during the years ended December 31, 2009, 2010 and 2011, respectively.

The following table shows the percentage fluctuation in the exchange rate of the RMB to the U.S. dollar during each of the past three years ending December 31:

RMB Exchange Rate to US$1.00 at December 31(1)
2009		2010		2011
Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)
6.827	-0.06%	6.602	3.30%	6.306	4.48%

(1)	RMB to U.S. dollar data presented in this table were derived from the historical currency converter available at http://forex-history.net.
(2)	From exchange rate at preceding December 31.

In mid-2008, the Chinese government halted the appreciation of the RMB against the U.S. dollar as it did prior to July 21, 2005 because of concerns that a stronger RMB made Chinese exports less competitive during a global recession.

Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the U.S. dollar during 2009. However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the U.S. dollar, increasing approximately 3.30% and 4.48% during 2010 and 2011, respectively.

Similarly, the appreciation and depreciation of the Japanese yen as compared to the U.S. dollar increases and decreases our costs and expenses to the extent paid in yen, respectively. Approximately 18%, 24% and 5% of our total costs and expenses and 14%, 29% and 6% of our material costs were in Japanese yen during the years ended December 31, 2009, 2010 and 2011, respectively. However, we make substantial sales denominated in Japanese yen, which mitigates the effects of fluctuations in the yen-U.S. dollar exchange ratio on our financial results. Approximately 12%, 23% and 5% respectively, of our total net sales were made in Japanese yen during the years ended December 31, 2009, 2010 and 2011, respectively.

The following table shows the percentage fluctuation in the exchange rate of the Japanese yen to the U.S. dollar during each of the past three years ended December 31:

Yen Exchange Rate to US$1.00 at December 31(1)
2009		2010		2011
Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)
92.434	-1.98%	81.313	12.03%	77.440	4.76%

1)	Yen to U.S. dollar data presented in this table were derived from the historical currency converter available at http://forex-history.net.
2)	From exchange rate at preceding December 31.

Fluctuations in the exchange rate of the Japanese yen to the U.S. dollar affect our gross margins and financial results, but the effect is mitigated by our yen denominated sales. For example, at December 31, 2010, the yen to U.S. dollar exchange rate appreciated by 12.03% compared to the rate at December 31, 2009. At December 31, 2011, the yen to U.S. dollar exchange rate appreciated by 4.76% compared to the rate at December 31, 2010. These fluctuations resulted in an increase in our material costs and other costs and expenses paid in yen during 2010 and 2011. However, the fluctuations did not have a material net impact on our financial results for either 2010 or 2011, because the material appreciation in the exchange rate was effectively nullified by our yen denominated sales, which nearly matched our costs and expenses paid in yen.

Income Taxes

Under current BVI law, our income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below.

Under current Cayman Islands law, NTEEP is not subject to any profit tax in the Cayman Islands because it has no business operations in the Cayman Islands. However, it may be subject to Hong Kong income taxes as described below since it is registered in Hong Kong.

Our subsidiaries operating in Hong Kong are subject to an income tax rate of 16.5% for the years ended 2009, 2010 and 2011. We calculate income tax provision by applying the income tax rate to our estimated taxable income earned in or derived from Hong Kong during the applicable period.

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

Tax Year	Rate under EIT for enterprises previously subject to 15% tax rate	Rate under EIT for enterprises previously subject to 24% tax rate
2008	18%	25%
2009	20%	25%
2010	22%	25%
2011	24%	25%
2012	25%	25%

Our effective tax rates were 172%, 26% and 51% for each of the three years ended December 31, 2009, 2010 and 2011 respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	$000,000	$000,000	$000,000
	Year Ended December 31,
	2009	2010	2011
Applicable statutory tax rates	20%	22%	24%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	65	1	21
Effect of change in tax law	(49)	(1)	(15)
Effect of tax exemption	—	—	147
Change in valuation allowance	(37)	(4)	41
Deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	49	2	—
Effect of loss/income for which no income tax benefit/expense is receivable/payable	102	4	(99)
Under (over) provision of income tax expense in prior years	6	—	(132)
Other items	16	2	64

Effective tax rates	172%	26%	51%

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

For more information on our significant accounting policies, refer to Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements.

Allowance for Doubtful Accounts

Our accounts and notes receivable balance is recorded net of allowances for amounts not expected to be collected from customers. Because the Company’s accounts and notes receivable are typically unsecured, the Company periodically evaluates the collectability of accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, the Company analyzes financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to the Company, we create a specific allowance that is determined to be appropriate for the perceived risk. If the financial condition of a customer deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

There have been no significant changes in our collection rates for our accounts and notes receivable at December 31, 2011 as compared to December 31, 2010.

Impairment of Long-lived Assets and Goodwill

Long-lived assets. The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group). Next, the Company estimates the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses all based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

In light of the sustained level of the Company’s stock price during 2009 and our resulting market capitalization throughout 2009 at a level below our recorded book value at December 31, 2009, the Company conducted a review of Nam Tai’s long-lived assets for potential impairment.

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

In 2011, although the Company’s stock price remained below the aggregate book value of its assets, the continuous improvement of the Company’s results closed the gap on the difference. Management assessed and determined that there were no events or changes in circumstances to indicate that the carrying amounts of long-lived assets in Nam Tai’s Shenzhen facilities were not recoverable and there were no impairment tests conducted with respect to those assets. In view of the continuous operating losses and negative cash flows in Nam Tai’s Wuxi facilities, the Company assessed the impairment of its long-lived assets used in the Wuxi facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated that the carrying amounts of the Company’s long-lived assets at December 31, 2010 were less than the undiscounted cash flows.

From the forgoing, the Company concluded that the carrying amounts of Nam Tai’s long-lived assets were not impaired at December 31, 2009, 2010 and 2011.

Goodwill. To assess goodwill for impairment, the Company performs an assessment of the carrying value of its reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of the Company’s reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would perform the second step in its assessment process and would recognize an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Company estimates the fair value of its reporting units using a discounted cash flow methodology. This valuation technique is based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables.

In performing the annual assessment of goodwill for impairment for the years ended December 31, 2009, 2010 and 2011, the Company determined that there was no impairment loss on goodwill 2009 and 2010. We recognized an impairment loss of $3.0 million in 2011, primarily as result of the onset of and impact from future cessation of business of the CECP segment.

The Company’s assessments of impairment of long-lived assets, and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company’s ongoing strategic review of its business and operations. Therefore, future changes in the Company’s strategy and other changes (including the discount rate and expected long-term growth rate) in the operations of the Company could impact the projected future operating results that are inherent in the Company’s estimates of fair value, resulting in impairments in the future.

Accruals and Provisions for Loss Contingencies

The Company makes provisions for all loss contingencies when information available prior to the issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.

For provisions or accruals related to litigation, the Company makes provisions based on information from legal counsel and management’s best estimation. The Company assesses the potential liability for the significant legal proceedings in accordance with FASB ASC 450 “Contingencies”. FASB ASC 450 requires a liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of the contingency may differ from the Company’s estimates. If the contingency was settled for an amount greater than the estimate, a future charge to income would result. Likewise, if the contingency was settled for an amount that is less than our estimate, a future credit to income would result.

Workforce Reduction

As a result of the global economic crisis, we suffered serious difficulties in production and business operations during 2009 and reduced the net headcount in our operating subsidiaries by approximately 1,900 from 7,104 at December 31, 2008 to 5,203 at December 31, 2009. The amount of employee severance benefits in 2009 was $5.1 million, of which we paid out $4.1 million, recording these amounts under general and administrative expenses, and accrued $1.0 million for future payments, in our balance sheet at December 31, 2009. In 2010 and 2011, we have incurred employee severance payment of approximately $0.7 million and $3.0 million, respectively. For example, in early December 2011, we experienced a labor strike of approximately 1,200 employees due to dissatisfaction with the 23% increase in the wage package for 2012. Accordingly, the Company paid out $2.7 million in lay-off costs for employee severance benefits. For a breakdown of these severance expenses by operating segment, For more information, see Note 16 of Notes to our Consolidated Financial Statements.

Summary of Results

The Company sustained a year-over-year revenue growth of 12.7% for 2011 when compared with 2010. The Company has identified significant revenue growth opportunities assembling telecommunication product LCD modules for Japanese multinational corporations (MNCs) that supply global customers. The Company is well-positioned to benefit from this expected trend in 2011.

The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,			% increase/(decrease)
	2009	2010	2011	2010 vs 2009	2011 vs 2010
Net sales	$408,137	$534,420	$602,317	30.9%	12.7%
Gross profit	40,320	51,294	28,089	27.2	(45.2)
Income (loss) from operations	388	14,801	(11,451)	3,714.7	(177.4)
Consolidated net (loss) income	(535)	15,006	505	(2,904.9)	(96.6)
Basic earnings per share	$0.04	$0.33	$0.01	725.0	(97.0)
Diluted earnings per share	$0.04	$0.33	$0.01	725.0	(97.0)

Key Performance Indicators

The following tables set forth, for each of the quarters in the two years period ended December 31, 2011, certain of management’s key financial performance indicators that management utilizes to assess the Company’s operating results. The first table presents the results sequentially by quarter and the second table presents the results in quarterly comparisons by year.

	$000	$000	$000	$000	$000	$000	$000	$000
	2010				2011
Days in:	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Sales cycle (1)	15	11	9	9	13	12	9	12
Inventory turnover (2)	18	24	24	22	17	22	18	20
Accounts receivable (3)	58	73	67	51	49	44	41	45
Accounts payable (4)	61	86	82	64	53	54	50	53

	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31
	March 31		June 30		September 30		December 31
Days in:	2010	2011	2010	2011	2010	2011	2010	2011
Sales cycle (1)	15	13	11	12	9	9	9	12
Inventory turnover (2)	18	17	24	22	24	18	22	20
Accounts receivable (3)	58	49	73	44	67	41	51	45
Accounts payable (4)	61	53	86	54	82	50	64	53

(1)	“Sales cycle” is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable.
(2)	“Inventory turnover” is calculated as the ratio of inventory, net, at period end divided by cumulative year to date average daily net cost of sales and multiplied by the cumulative number of days.
(3)	“Days in accounts receivable” is calculated as the ratio of accounts receivable, net, at period end divided by cumulative year to date average daily net sales and multiplied by the cumulative number of days.
(4)	“Days in accounts payable” is calculated as the ratio of accounts payable, net, at period end divided by cumulative year to date average daily net cost of sales and multiplied by the cumulative number of days.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2009, 2010 and 2011.

	$000,000	$000,000	$000,000
	Year Ended December 31,
	2009	2010	2011
Net sales	100.0%	100.0%	100.0%
Cost of sales	(90.1)	(90.4)	(95.3)

Gross profit	9.9	9.6	4.7
General and administrative expenses(1)	(6.9)	(4.7)	(4.5)
Selling expenses	(1.3)	(1.0)	(1.0)
Research and development expenses	(1.6)	(1.1)	(0.6)
Impairment loss on goodwill	—	—	(0.5)

Income (loss) from operations	0.1	2.8	(1.9)
Other (expense) income, net	(0.1)	0.7	1.6
Interest income	0.2	0.3	0.5

Income before income taxes	0.2	3.8	0.2
Income taxes	(0.3)	(1.0)	(0.1)

Consolidated net (loss) income	(0.1)	2.8	0.1

Net loss attributable to non-controlling interests	0.5	—	—

Net income attributable to Nam Tai(2) shareholders	0.4%	2.8%	0.1%

(1)	General and administrative expenses include employee severance benefits of $5.1 million, $0.7 million and $3.0 million for the years ended December 31, 2009, 2010 and 2011, respectively.
(2)	“Nam Tai” refers to Nam Tai Electronics, Inc.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Sales. Our net sales increased by 12.7% to $602.3 million for 2011, up from $534.4 million in 2010. Sales of the TCA segment increased by 31.6%, while sales of the CECP segment decreased by 44.1%, due to our decision to exit the business of the CECP segment.

The distribution of revenues across our reportable segments has fluctuated, and we expect it to continue to fluctuate, as a result of numerous factors, including but not limited to, increased business from new and existing customers, fluctuations in customer demand resulting from the economic recovery or otherwise and seasonality. The following table sets forth, our net sales during for the years ended December 31, 2010 and 2011 by reportable segment expressed as a dollar amount and as percentage of total net sales and shows the percentage difference in net sales by segment and in total between 2010 and 2011.

	$000,000	$000,000	$000,000	$000,000	$000,000
	Year ended December 31,
	2010		2011		2011 vs. 2010
	Dollars (in thousands)	Percent	Dollars (in thousands)	Percent	Percent
TCA	$401,259	75%	$527,894	88%	31.6%
CECP	133,161	25	74,423	12	(44.1)

Total net sales	$534,420	100%	$602,317	100%	12.7%

In the TCA segment, overall sales increased by 31.6%. This was driven primarily by the increase of 47.2% or $127.4 million in sales of LCD modules and the increase of 6.6%, or $4.3 million in sales of FPC sub-assemblies. However, the increase was partially offset by the decrease of 10.2% or $6.4 million in the sales of COG products.

In the CECP segment, net sales decreased by 44.1%, mainly because sales of home entertainment products decreased by 33.6% or $31.9 million, sales of mobile phone accessories decreased by 72.6% or $10.3 million, and sales of educational products decreased by 72.0% or $14.7 million, as compared to 2010.

Gross Profit. In terms of dollar value, gross profit for 2011 decreased by $23.2 million as compared to 2010. Gross margin decreased to 4.7% of net sales in 2011 from 9.6% of net sales in 2010 mainly due to three factors. Gross margin decreased because we changed our product mix. We discontinued production of box-built products with higher gross margins, such as Bluetooth headsets and calculators. Consistent with our long-term business strategy, the Company is narrowing its focus to higher-growth, lower-margin business opportunities, such as key component assembly for telecommunication products. Second, our labor costs continue to increase due to year on year wage inflation in China. Third, launch costs for new projects and operating losses at the Company’s facility in Wuxi continued to accrue although our Wuxi facility was completed in 2009 and began manufacturing pilot runs of FPC boards and moving to large scale manufacturing in 2010.

General and Administrative Expenses. General and administrative expenses increased to $27.3 million, but decreased to 4.5% of net sales, in 2011, from $25.2 million or 4.7% of net sales in 2010. The $2.1 million increase was mainly attributable to increases of $2.4 million of employee severance benefits.

Selling Expenses. Selling expenses in 2011 increased slightly to $5.9 million from $5.5 million in 2010 accounting for 1.0% and 1.0% of net sales for 2011 and 2010, respectively.

Research and Development Expenses. Research and development expenses in 2011 decreased to $3.4 million from $5.8 million in 2010 accounting for 0.6% and 1.1% of net sales for 2011 and 2010 respectively due to CECP business decline.

Other Income, Net. During 2011, other income of $9.8 million, comprised primarily of a $8.2 million foreign currency exchange gain, as compared to $4.0 million in 2010.

Interest Income. Interest income was $2.7 million, which increased by $1.2 million from $1.5 million in 2010. The increase was primarily the result of greater RMB cash balances that were deposited in banks with higher interest rates than were available in 2010.

Income Taxes. The Company had an effective tax rate of about 51% on income before income taxes in 2011. The amount represented income tax provision of $3.0 million, partially offset by a deferred tax asset of $2.5 million recognized during the year, which mainly arose from tax losses from the Company’s operation in Wuxi. However, the actual utilization of this deferred tax asset depends on future profit streams of our businesses. The Company had an effective tax rate of about 26% on income before income taxes in 2010.

Net Income. Net income decreased to $0.5 million in 2011 from $15.0 million in 2010 as result of the foregoing.

The following table sets forth, for the years indicated, net income (loss) by reportable segment expressed as a dollar amount and as a percentage of total net income.

	$000,000	$000,000	$000,000	$000,000	$000,000
	Year ended December 31,
	2010		2011		2011 vs. 2010
	Dollars (in thousands)	Percent	Dollars (in thousands)	Percent	Percent
TCA	$6,617	44.1%	$377	74.7%	(94.3)%
CECP	13,969	93.1	3,985	789.1	(71.5)
Corporate	(5,580)	(37.2)	(3,857)	(763.8)	n/a

Net income	$15,006	100.0%	$505	100.0%	(96.6)%

Note: Percentage change is presented as “n/a” if either of the two periods contains a loss.

In the TCA segment, net income was $0.4 million in 2011 as compared to net income of $6.6 million in 2010. Such decrease mainly resulted from inclusion of the $14.1 million net loss from the Wuxi operations for 2011.

Net income in the CECP segment decreased to $4.0 million from $14.0 million mainly because of a decline in customer orders resulting in the decrease in sales.

Net income in the corporate segment is mainly represented by corporate expenses which were not allocated to segments.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Sales. Our net sales increased by 30.9% to $534.4 million for 2010, up from $408.1 million in 2009. Sales of the TCA segment and the CECP segment increased by 37.4% and 14.7%, respectively. The increased sales levels were due to the recovery in the global economic conditions after the 2008 crisis.

The distribution of revenues across our reportable segments has fluctuated, and we expect it to continue to fluctuate, as a result of numerous factors, including but not limited to, increased business from new and existing customers, fluctuations in customer demand resulting from the economic recovery or otherwise and seasonality. The following table sets forth, our net sales during for the years ended December 31, 2009 and 2010 by reportable segment expressed as a dollar amount and as percentage of total net sales and shows the percentage difference in net sales by segment and in total between 2009 and 2010.

	$000,000	$000,000	$000,000	$000,000	$000,000
	Year ended December 31,
	2009		2010		2010 vs. 2009
	Dollars (in thousands)	Percent	Dollars (in thousands)	Percent	Percent
TCA	$292,074	72%	$401,259	75%	37.4%
CECP	116,063	28	133,161	25	14.7

Total net sales	$408,137	100%	$534,420	100%	30.9%

In the TCA segment, overall sales increased by 37.4%. This was driven primarily by the increase in sales of LCD modules of 71.1% or $102.6 million, and the increase of 25.1% or $12.7 million, in sales of COG products. However, the increase was partially offset by the decrease in sales of FPC sub-assemblies of 17.0% or $12.8 million.

In the CECP segment, net sales increased by 14.7%, mainly because sales of home entertainment products increased by 183.2% or $61.3 million. However, the increase was partially offset by the decrease in sales of mobile phone accessories of 69.5% or $32.5 million, and the decrease in sales of optical products of 68.6% or $7.9 million, as compared with 2009.

Gross Profit. In terms of dollar value, gross profit for 2010 increased by $11.0 million from 2009 mainly because of an increase in sales. Gross margin decreased to 9.6% of net sales in 2010 from 9.9% in 2009 mainly as a result of start-up expenses at our newly operational manufacturing and assembly facility in Wuxi, which reduced our overall gross profit margin in 2010 by 2.1%, and an increase in our material costs. Cost reduction and control measures initiated in the first quarter of 2009, including the combination of work centers and the reduction in amount of floor space used in manufacturing helped to compensate for the increase in material costs and contributed to Nam Tai’s improved gross margin at the beginning of the second quarter of 2010.

General and Administrative Expenses. General and administrative expenses decreased to $25.2 million or 4.7% of net sales in 2010, from $28.4 million or 6.9% of net sales in 2009. The $3.2 million decrease was mainly attributable to decreases of $4.4 million of employee severance benefits, $1.2 million of loss on disposal of machinery, $0.9 million of privatization expenses, $0.8 million pre-operating expenses for our Wuxi operations and $0.4 million of salaries and benefits. However, the decrease was partially offset by increases of $4.2 million of incentive bonuses and $0.5 million of depreciation.

Selling Expenses. Selling expenses in 2010 increased slightly to $5.5 million from $5.3 million in 2009 accounting for 1.0% and 1.3% of net sales for 2010 and 2009, respectively.

Research and Development Expenses. Research and development expenses in 2010 decreased to $5.8 million from $6.3 million in 2009 accounting for 1.1% and 1.6% of net sales for 2010 and 2009, respectively.

Other Income, Net. During 2010, other income of $4.0 million, comprised primarily of a $2.4 million foreign currency exchange gain (due to the RMB has again begun to appreciate against the U.S. dollar, increasing approximately 3.3% during 2010), as compared to a $0.3 million foreign currency exchange loss in 2009, and a gain of $0.8 million resulting from the sale to the Wuxi local government of a parcel of raw land that we acquired in 2006.

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

Income Taxes. The Company had an effective tax rate of about 26% on income before income taxes in 2010. The amount represented income tax provision of $7.8 million, partially offset by a deferred tax asset of $2.6 million recognized during the year, which mainly arose from tax losses from the Company’s operation in Wuxi. However, the actual utilization of this deferred tax asset depends on future profit streams of our businesses. The Company had an effective tax rate of about 172% on income before income taxes in 2009.

Net Income attributable to Nam Tai shareholders

In November 2009, Nam Tai successfully completed the privatization of Nam Tai Electronic & Electrical Products Limited, or NTEEP, by tendering for and acquiring the 25.12% of NTEEP that it did not previously own, i.e., NTEEP’s noncontrolling shares, resulting in NTEEP becoming the Company’s wholly-owned subsidiary. Accordingly, the Company had no net income or loss attributable to noncontrolling interests in 2010. Net loss attributable to noncontrolling interests in 2009 was $2.2 million.

Net income attributable to Nam Tai shareholders increased to $15.0 million in 2010 from $1.7 million in 2009.

The following table sets forth, for the years indicated, net income (loss) by reportable segment expressed as a dollar amount and as a percentage of total net income.

	$000,000	$000,000	$000,000	$000,000	$000,000
	Year ended December 31,				2010 vs.
	2009		2010		2009
	Dollars (in thousands)	Percent	Dollars (in thousands)	Percent	Percent
TCA	$(573)	(34.7)%	$6,617	44.1%	n/a	%
CECP	6,710	406.2	13,969	93.1	108.2
Corporate	(4,485)	(271.5)	(5,580)	(37.2)	n/a

Net income attributable to Nam Tai shareholders	$1,652	100.0%	$15,006	100.0%	808.4%

Note: Percentage change is presented as “n/a” if either of the two periods contains a loss.

In the TCA segment, net income was $6.6 million in 2010 as compared to net loss of $0.6 million in 2009. The improvement was mainly due to the increase in sales in LCD modules and COG products. Such increase was partially offset by the inclusion of the $11.6 million net loss from the Wuxi operations for 2010.

Net income in the CECP segment increased to $14.0 million in 2010 from $6.7 million in 2009 mainly because of the increase in sales in the home entertainment products. Such increase in sales was partially offset by the drop in sales from losing two customers in 2010.

Net income in the corporate segment is mainly represented by corporate expenses which were not allocated to segments.

Liquidity and Capital Resources

Liquidity

We have financed our operations and met our cash flow obligations primarily from internally generated funds, the proceeds from the sale of land we owned in Hong Kong and PRC, and by selling our common stock.

We do not have other off-balance sheet financing arrangements, such as securitized receivables or access to assets through special purpose entities, which could act as sources of liquidity. Our primary uses of cash during the past three years have been to fund expansions of and upgrades to our manufacturing facilities, to acquire the noncontrolling interests in NTEEP from its publicly traded minority shareholders and to fund increases in inventory and accounts receivable in years when our sales, inventories or accounts receivables have increased.

We had net working capital of $148.6 million at December 31, 2011 compared to net working capital of $222.2 million at December 31, 2010. The principal components of our working capital at December 31, 2011 and December 31, 2010 consisted of cash and cash equivalents, accounts and notes receivables, and inventories. The decreases in these components at December 31, 2011 from levels at December 31, 2010, resulted from the purchase of property, plant and equipment in 2011 and a $9.0 million dividend payment in 2011.

We expect our working capital requirements and capital expenditures to increase when we begin expanding our operations through the construction of new factories and machinery purchases. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.

We currently believe that during 2012, our capital expenditures will be approximately $56.1 million. For additional information concerning our planned capital expenditures during 2012, please see ITEM 4. Information on the Company – Capital Expenditures on page 25 of this Report. We believe that our level of internal resources, which include cash and cash equivalents, fixed deposits maturing over three months, accounts and notes receivable, and available borrowings under our credit facilities, will be adequate to fund these capital expenditures and our working capital requirements for at least the next twelve months. Should we desire to pursue acquisition opportunities or undertake additional significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.

The following table sets forth, for the years ended December 31, 2009, 2010 and 2011, selected consolidated cash flow information ($ in thousands):

	$000,000	$000,000	$000,000
	Year Ended December 31,
	2009	2010	2011
Net cash provided by (used in) operating activities	$38,503	$34,893	$(5,320)
Net cash (used in) provided by investing activities	(74,781)	8,217	(99,410)
Net cash used in financing activities	(18,056)	—	(8,961)

Net (decrease) increase in cash and cash equivalents	$(54,334)	$43,110	$(113,691)

Net cash used in operating activities for 2011 was $5.3 million. This consisted primarily of an increase in prepaid expenses and other receivables of $14.2 million, an increase in deferred tax asset of $2.5 million and a decrease in income tax payable of $4.2 million. Net cash used in operating activities was partially offset by a $0.5 million positive consolidated net income and $16.1 million of non-cash depreciation and amortization.

Net cash used in investing activities was $99.4 million for 2011 consisting primarily $59.9 million in capital expenditures, which were used mainly to expand our manufacturing capacity and purchase equipment for our new manufacturing site in Wuxi, a fixed deposit of $34.8 million maturing over three months and deposits paid for property, plant and equipment of $4.1 million.

Net cash used in financing activities was $9.0 million for 2011 representing a dividend payment to shareholders of the Company.

Net cash provided by operating activities for 2010 was $34.9 million. This consisted primarily of a $15.0 million positive consolidated net income, and $24.5 million of non-cash item depreciation and amortization, an increase in accounts payable of $25.9 million and an increase in accrued expenses and other payables of $4.4 million. Net cash provided by operating activities in 2010 was partially offset by an increase in accounts and notes receivable of $16.3 million, an increase in inventories of $13.0 million, an increase in prepaid expenses and other receivables of $2.4 million and increase in net deferred tax asset of $2.6 million.

Net cash provided by investing activities was $8.2 million for 2010 consisting primarily of a fixed deposit of $12.9 million maturing over three months which matured in 2010 and $2.0 million in proceeds from the disposal of property, plant and equipment and land use rights, offset by capital expenditures of $6.3 million, which were used mainly to expand our manufacturing capacity and purchase equipment for our new manufacturing site in Wuxi, and deposits paid for property, plant and equipment of $0.4 million.

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

Net cash used in investing activities was $74.8 million for 2009 consisting primarily of capital expenditures of $30.4 million, which were used mainly to expand our manufacturing capacity and purchase equipment for our new manufacturing site in Wuxi, an increase of $12.9 million in fixed deposits maturing over three months, offset by a decrease in entrusted loan receivables of $8.2 million and deposits for purchase of property, plant and equipment of $2.9 million. In addition, the Company utilized $43.4 million to acquire additional ordinary shares of NTEEP in 2009.

Net cash used in financing activities was $18.1 million for 2009 resulting primarily from dividend payments of $9.9 million paid to the shareholders of the Company and noncontrolling shareholders of NTEEP, and the repayment of an entrusted loan of $8.2 million.

For the years ended December 31, 2010 and 2011, the Company had no guaranteed loans.

We had no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect our liquidity.

Capital Resources

As of December 31, 2011, we had $118.5 million in cash and cash equivalents, consisting of cash and short-term deposits and $34.8 million of fixed deposits maturing over three months, compared with $228.1 million as of December 31, 2010. The Company had short-term notes payable of $0.3 million, while we have no long-term bank loans as of December 31, 2011.

As of December 31, 2011, we had in place $8.16 million of general banking facilities with financial institutions. The maturity of these facilities is generally up to 90 days. These banking facilities (which are not considered guaranteed loans) are guaranteed by NTISZ and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks’ reference lending rates. Our facilities permit us to obtain letters of credit, import facilities, treasury products, trust receipt financing. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2011, we had available unused credit facilities of $6.01 million.

As of December 31 2011, the Company had no term loans.

Our contractual obligations, including capital expenditure, purchase obligations and future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2011 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments (in thousands) due by period
Contractual Obligations	Total	2012	2013 to 2014	2015 to 2016	After 2016
Long-term debt obligations	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	517	392	125	—	—
Purchase obligations:
Capital commitments	27,871	27,871	—	—	—
Other purchase obligations	46,525	46,525	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet under US GAAP	—	—	—	—	—

Total	$74,913	$74,788	$125	$—	$—

With the exception of a requirement for PRC subsidiaries that about 11% of profits after tax be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good.

Impact of Inflation

Historically, inflation in China, where virtually all of our assets and employees are located, has had little impact on the Company’s business because we have been able to increase the price of our services and products to keep pace with inflation. However, in addition to the appreciation of the renminbi to the U.S. dollar, inflation in China has recently affected the Company significantly. China’s consumer price index, the broadest measure of inflation, rose 4.5% in January 2012 from the level in January 2011. The wages we pay our employees also increased substantially in 2011. At December 31, 2011, the average wage level of our direct labour workforce was approximately 27% higher than that at December 31, 2010. China’s overall economy and the average wage in the PRC are expected to continue to grow.

Continuing inflation and material increases in the cost of labor could diminish our competitive advantage. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.

Recent Changes in Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, which provides common requirements for measuring fair value and disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011. The adoption of ASU No. 2011-04 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011, although early adoption is permitted. In December 2011, the FASB issued ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, which indefinitely defers certain aspects of ASU No. 2011-05 related to the presentation of reclassification adjustments. The adoption of ASU No. 2011-05 and ASU No. 2011-12 are not expected to have a material impact on the financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment”, which permits a company to first assess qualitative factors to determine whether it is more likely than not that the fair value is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step process for goodwill impairment testing previously required under Topic 350. ASU No. 2011-08 is effective for the Company for the annual and interim goodwill tests performed for years beginning after December 15, 2011, with early adoption permitted. The adoption of ASU No. 2011-08 is not expected to have a material impact on the financial position, results of operations or cash flows.

Research and Development

Our research and development expenditures were mainly comprised of salaries and benefits paid to our research and development personnel and primarily for the development of advanced manufacturing techniques to produce complex products on a mass scale and at a low cost. We expense our research and development costs as incurred. For the years ended December 31, 2009, 2010 and 2011 we incurred research and development expenses of approximately $6.3 million, $5.8 million and $3.4 million, respectively.

Trend Information

In 2012, the Company plans to continue to focus its business on manufacturing higher volume LCD modules geared toward applications in market segments that management perceives to be strong, such as telecommunications and automotive. In order to meet the demand from customers, the Company will consider significant expansion of production capacity for LCD modules and assemblies for smart phones and tablet applications in upcoming years. For the FPC business, management believes that, through its incorporation of state-of the-art technology and equipment for the production of FPC boards that are used in many diverse electronic products and components, management’s and the marketing department’s experience in FPC board production and sales, operations from Nam Tai’s FPC board facilities in Wuxi, our FPC business will show momentum in 2012 and eventually become one of the Company’s key growth drivers.

Off-balance Sheet Arrangements

For 2011, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Managers

Our current directors and senior management, and their ages as of March 1, 2012, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries
M. K. Koo	67	Nam Tai’s Executive Chairman, Chief Financial Officer and Acting Chief Executive Officer; NTEEP’s President and director
Tohru Odashima	61	Senior President of Wuxi Manufacturing
Wang Lu Ping	56	Senior Operations President of Wuxi Manufacturing
Wang Shi Ping	58	Senior Operations President of Shenzhen Manufacturing
Peter R. Kellogg	69	Member of the Board of Directors
Dr. Wing Yan (William) Lo	51	Member of the Board of Directors
Charles Chu	55	Member of the Board of Directors
Mark Waslen	51	Member of the Board of Directors

M. K. Koo. Mr. Koo, a founder of the Nam Tai Group, serves as Executive Chairman, Chief Financial Officer and Acting Chief Executive Officer of Nam Tai. Effective October 1, 2010, Mr. Koo was appointed President and director of NTEEP. Mr. Koo has served Nam Tai in various senior executive and management positions since our inception, including responsibilities for corporate strategy, finance and administration. He is also Chairman of the Board of Directors of NTEEP and Chairman & Legal Representative of Nam Tai’s PRC subsidiaries. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.

Tohru Odashima. Mr. Odashima, the Senior President of Wuxi Manufacturing, joined Nam Tai as President of its manufacturing plant in Wuxi in September 2010. Before joining Nam Tai, Mr. Odashima was employed by Sony Chemical Corporation and its related companies since 1968. During his over 40 years with Sony, he served Sony in areas of research and development, manufacturing technology, factory operations management and business development of FPC products. His most recent position with Sony, in which he served for approximately 10 years, was as Director/President of Sony Chemicals (Suzhou) Co., Ltd., located in Suzhou, PRC, which is the city to the immediate Northwest from our facilities in Wuxi. During his tenure with Sony, Mr. Odashima gained substantial experience and developed expertise in the development, manufacturing and marketing of FPC products and in the management of PRC factories dedicated to their production.

Wang Lu Ping. Mr. Wang, the Senior Operations President of Wuxi Manufacturing, has rejoined Nan Tai as Operations President of its manufacturing plant in Wuxi since September 2011. From 1997 to 2004, Mr. Wang was employed by Nam Tai in various capacities, including Engineering Manager, Assistant General Manager and Managing Director. From 2006 to 2009, Mr. Wang was re-employed as Chief Operating Officer and Chief Executive Officer of Zastron Electronic (Shenzhen) Co., Ltd. Before joining Nam Tai in 1997, Mr. Wang held several management positions in various companies in Taiwan and Malaysia. Mr. Wang graduated from Chinese Military Academy in Taiwan. He has over 28 years of managing experience in the field of electronics industry.

Wang Shi Ping. Mr. Wang is the Senior Operations President of Shenzhen Manufacturing. He joined Nam Tai as an engineer in the Engineering Department on June 10, 1991. During his 21 years service to Nam Tai, he sequentially served as the Manager of the Engineering Department, the Assistant Manager of the Production Department, the Vice General Manager of the General Management (“GM”) Office, the Directing Vice General Manager of the GM Office, the Operations Director of the GM Office, the Vice Operations President of the GM Office, and the Operations President of the Operations Department.

Peter R. Kellogg. Mr. Kellogg has served on our Board of Directors since June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg serves on our Compensation Committee and Nominating/Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies and the U.S. Ski Team.

Dr. Wing Yan (William) Lo. Dr. Lo has served on our Board of Directors since July 8, 2003. From 1998 to 1999, Dr. Lo served as the Chief Executive Officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. From 2002 to 2006, Dr. Lo served as Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. Until mid-2009, Dr. Lo served as Vice Chairman and Managing Director of I.T. Limited, a Hong Kong retailer in the fashion apparel market with stores in the PRC, Taiwan, Macao, Thailand and the Middle East, listed on the Hong Kong Stock Exchange. Dr. Lo holds an M. Phil. and Ph.D. degrees from Cambridge University, England. He also serves as an Adjunct Professor of The School of Business of Hong Kong Baptist University as well as on the Faculty of Business of Hong Kong Polytechnic University. In 1998, Dr. Lo was appointed as a Hong Kong Justice of the Peace. In 2003, he was appointed as a Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating/Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.

Charles Chu. Mr. Chu originally served as a Director of Nam Tai from November 1987 to September 1989. He was reappointed in November 1992 and has since served on our Board of Directors. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves as Chairman of our Compensation Committee and on our Audit Committee and Nominating/Corporate Governance Committee. Mr. Chu received his Bachelor’s of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.

Mark Waslen. Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee and on our Compensation Committee and Nominating/Corporate Governance Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including Financial Controller, Secretary and Treasurer. Since June 1, 2010, Mr. Waslen is employed as a Partner with MNP, a Canadian Chartered Accountant and business advisory firm. From 2001 to 2010, Mr. Waslen was employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. Prior to joining Berris Mangan, Mr. Waslen has been employed by various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.

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

Compensation of Directors and Senior Management

Compensation on an Aggregate Basis

The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2011 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $3.1 million. That total includes an aggregate of $0.1 million in stock compensation expense for options granted to the Company’s non-employee directors.

During the year ended December 31, 2011, we granted to our directors, under our stock option plan, options to purchase an aggregate of 60,000 of our common shares at an exercise price of $5.92 per share. The exercise price of the shares covered by the options granted during 2011 was equal to the fair market value of our shares on the date of grant. The closing price of our common stock on the date of grant, June 10, 2011, was $5.92, as reported on the NYSE. The options granted during 2011 expire on the third anniversary of their grant date in 2014.

We pay our directors $4,000 per month for their services as directors, and $1,000 per meeting attended in person and $700 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.

Members of our senior management were eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Senior management is entitled to share up to 15% of the operating income, after tax, from the subsidiary in which they are employed for the year. During 2011, senior management was entitled to 5%. Our senior management recommends who among the participating staff members should receive a bonus and the amount, if any, to be allocated from such subsidiary’s profit pool to the eligible employee. In addition to cash incentives, members of our senior management are eligible to receive stock options from our Stock Option Plans. For 2011, the former Chief Executive Officer and Chief Financial Officer were each entitled to 20%, of the incentive pools and the balance is to be shared by other operational senior management of the Company per above.

According to the local laws and regulations of Shenzhen, China, prior to July 2006, we were required to contribute 8% to 9% of the stipulated salaries of our staff that worked in Shenzhen to retirement benefit schemes to fund retirement benefits for our employees. After July 2006, the applicable percentages were adjusted to 10% to 11%. In Wuxi, we are required to contribute 20% of our staff’s salaries to help fund retirement benefits for our employees. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, or MPF, scheme, a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. Since first establishing a subsidiary in Macao in 2003, we have enrolled all of our eligible employees in Macao into Macao’s retirement benefit scheme, or RBS. Both the MPF and RBS are available to all employees aged 18 to 64 and with at least 60 days of service at Nam Tai in Hong Kong or Macao. We contribute 5% of the employee’s income. The maximum income for contribution purposes per employee is $3,000 per month. Staff members are entitled to 100% of the Company’s contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong while the benefit can be withdrawn by the employees in Macao at the end of employment contracts.

The cost of our contributions to the staff retirement plans in Hong Kong, Macao and China amounted to approximately $1.5 million, $1.7 million and $2.3 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Compensation on an Individual Basis*

Directors Compensation

The following table presents the total compensation paid to each of our non-management directors during 2011:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Peter R. Kellogg	52,200	28,050	—	80,250
Charles Chu	58,000	28,050	—	86,050
Dr. Wing Yan (William) Lo	55,700	28,050	—	83,750
Mark Waslen	55,700	28,050	—	83,750

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees.
(2)	Consists of the US$ amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.
*	Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this Report and plan to do so in our proxy statement for our 2011 Annual Meeting of Shareholders (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefore promulgated under the Securities Exchange Act of 1934). See ITEM 3. Key Information of this Report under the heading “Risk Factors – Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections and information afforded to investors”. By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this Report or in our proxy statement, we are not undertaking any duty, and investors and others reviewing this Report should not expect, that we will continue to make such disclosures in any future Reports or in our proxy statements as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this Report may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this Report do not necessarily comply with the applicable requirements therefore under Form 10-K or Regulation 14A and this Report does not contain all disclosures required by ITEM 11 of Form 10-K or ITEM 8 of Schedule 14A of Regulation 14A.

Options Granted During the Year and Held by Directors, at December 31, 2011

Our policy is to grant to non-employee directors on an annual basis, upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. Accordingly, in June 2011, each of our non-employee directors was granted options to purchase 15,000 shares (a total of 60,000 shares for all of our non-employee directors) at an exercise price of $5.92 and they are exercisable immediately. These options lapse three years from the date of grant.

Compensation on an Individual Basis — Executive Officers

The following table sets forth a summary of the compensation which we (including our subsidiaries) paid during 2011 to Mr. Koo and our four other highest paid executive officers during 2011 who were serving at December 31, 2011.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)(1)		Other comp. and benefits ($)(2)		Total ($)
Koo Ming Kown	2011	851,625	(3)	318,287	(4)	1,169,912
Nam Tai’s Executive Chairman, Chief Financial Officer and Acting Chief Executive Officer; NTEEP’s President and director	2010	212,915	(3)	236,079	(4)	448,994
	2009	10	(3)	199,720	(4)	199,730

Colin Yeoh(5)	2011	340,645		7,536		348,181
Former Chief Executive Officer of Nam Tai and a director of NTEEP	2010	213,523		829,411		1,042,934
	2009	171,304		4,191		175,495

Ivan Chui(6)	2011	278,710		415		279,125
Former Chief Marketing Officer of Nam Tai	2010	219,691		551,757		771,448
	2009	—		129,032		129,032

Tohru Odashima	2011	378,837		240,462		619,299
Senior President of Wuxi Manufacturing	2010	109,198		38,653		147,851
	2009	—		—		—

Wang Shi Ping	2011	170,460		41,187		211,647
Senior Operations President of Shenzhen Manufacturing	2010	147,120		188,607		335,727
	2009	120,220		3,294		123,514

(1)	Consists of the basic salary earned by the named executive officers during the year indicated. Cash compensation included in the table was paid to Nam Tai’s senior executives in HK$, RMB and Japanese yen (“JPY”), respectively and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.75, $1.00:RMB6.43 and $1.00:JPY79.39 for 2011, $1.00:HK$7.75, $1.00:RMB6.77 and $1.00:JPY89.08 for 2010 and $1.00:HK$7.75, $1.00:RMB6.83 for 2009, respectively.
(2)	To the extent applicable to the named individual, consists of amounts paid for housing, golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums, bonus and fees for annual physical examination. The value of stock options is not included.
(3)	Mr. Koo was appointed as Nam Tai’s Chief Financial Officer effective March 1, 2009. Prior to March 1, 2009, Mr. Koo served on Nam Tai’s Board of Directors as Non-executive Chairman of the Board and since March 1, 2009 has served as Executive Chairman of the Board. Mr. Koo’s salary for serving as Nam Tai’s Chief Financial Officer during 2009, 2010 and 2011 was $1.00 per month. Effective October 1, 2010, in addition to his duties as Nam Tai’s Chief Financial Officer, Mr. Koo was appointed as President of NTEEP, his salary for serving as Nam Tai’s Chief Financial Officer was confirmed at $1.00 per month and his salary for serving as President of NTEEP at approximately $0.9 million annually. See ITEM 7. Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions.
(4)	“All other compensation and benefits” for 2011 includes insurance premiums and fees for annual physical examination, $0.2 million in rental charges paid for housing provided for Mr. Koo and $0.1 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2011, but is payable to Mr. Koo in February 2012. “All other compensation and benefits” for 2010 includes insurance premiums and golf membership expenses, $0.1 million in rental charges paid for housing provided for Mr. Koo and $0.03 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2010, but which is payable to Mr. Koo in March 2011. “All other compensation and benefits” for 2009 includes insurance premiums and golf membership expenses, $0.1 million in rental charges paid for housing provided for Mr. Koo. Amounts of $0.8 million and $0.8 million previously accrued by the Company during 2009 and 2010, respectively, for payment to Mr. Koo if he remained as Nam Tai’s CFO from March 1, 2009 through and after February 29, 2012 have not been included in the table since the Company’s obligation therefore was terminated in October 2010 and Mr. Koo has never received payment of those amounts during 2009 or 2010. See ITEM 7. Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions for a discussion of the compensation payable and previously payable to Mr. Koo as Nam Tai’s CFO. “All other compensation and benefits” in 2011, 2010 and 2009 also includes directors fees of nil, $0.04 million and $0.04 million, respectively. Because options to purchase 15,000 shares granted in 2009 to Mr. Koo were surrendered and cancelled within a few months thereafter, in order to avoid the appearance that Mr. Koo received duplicate compensation in this transition from being an independent director to a management director, “all other compensation and benefits” in 2009 do not include $0.01 million, which were the dollar amounts for the options granted to Mr. Koo in 2009 that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.
(5)	Resigned on February 28, 2012.
(6)	Resigned on November 17, 2011.

Retirement Benefits

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund. The following table provides amount of contributions that the Company has made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

Name	Number of years of credited Service		Value at December 31, 2011 of Accumulated Benefits ($)	Company Payments During 2011 ($)
Koo Ming Kown	37.0	(1)	N/A	N/A
Colin Yeoh (2)	8.3		3,865	N/A
Ivan Chui(3)	11.1		12,308	N/A
Tohru Odashima	1.3		N/A	N/A
Wang Shi Ping	20.6		N/A	N/A

(1)	Prior to October 2010, Mr. Koo’s services as our employee were for Nam Tai Electronics, Inc., the ultimate parent, and as such he is not eligible under Hong Kong’s Mandatory Provident Retirement Fund or Macao’s retirement benefit scheme. Accordingly, no contributions have been made for Mr. Koo. Although he was appointed President of our subsidiary, NTEEP, effective October 1, 2010, contributions are not required for Mr. Koo under Hong Kong’s Mandatory Provident Retirement Fund because he is over 65 years old.
(2)	Resigned on February 28, 2012.
(3)	Resigned on November 17, 2011.

Options Held by Executive Officers at December 31, 2011

None of our executive officers named in the Summary Compensation Table above held any option to purchase shares of the Company as of December 31, 2011.

Board Practices

All directors hold office until our next annual meeting of shareholders, which generally is in the summer of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The full board committee appoints members and the chairman of the board committees, who serve at the pleasure of the Board. Nam Tai does not have any director service contracts providing for benefits upon termination of service as a director or employee (if employed). We previously had a contract with Mr. Koo related to his board service. For more information relating to the loss of office agreement with Mr. Koo and its termination, see ITEM 7. Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions on page 59 of this Report.

Corporate Governance Guidelines

We have adopted a set of corporate governance guidelines which are available on our website at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders also may request a free copy of our corporate governance guidelines in print form by making a request to:

Paul Lau, Corporate Secretary

Telephone: (852) 2341 0273

Facsimile: (852) 2263 1001

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

Committee Charters and Independence

The charters for our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee are available on our website at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Report. Stockholders may request a copy of each of these charters from the address and phone number set forth above under “Corporate Governance Guideline”.

Each of the members of our Board of Directors serving on our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee are “independent” as that term is defined in Corporate Governance Rules of the NYSE.

Nam Tai has adopted the directors’ independence criteria as established by NYSE Corporate Governance Rules Section 303A.02.

An independent Non-Executive Director (“INED”) is an individual:

•	who has no material relationship with the Company as affirmatively determined by the Board;

•

who is not nor has been within the last three years immediately prior to the date of his appointment as an INED an employee of the Company, provided, however, employment as an interim Chairman of the Board or Chief Executive Officer or other executive officer of the Company shall not disqualify a director from being considered independent following that employment;

•	whose immediate family members(1) are not, nor have been within the last three years immediately prior to the date of his appointment as an INED, an executive officer of the Company;

•

who, or whose immediate family member(1), have not received greater than US$0.1 million in direct compensation from the Company, other than directors’ and committees’ fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continuous service), during any twelve-month period within the last three years immediately prior to the date of his appointment as an INED;

•

who is neither a partner nor an employee of the internal or external audit firm of the Company and within the last three years immediately prior to the date of his appointment as an INED was neither a partner nor an employee of such firm and personally worked on the Company’s audit during that time;

•

none of whose immediate family members(1) is (a) a current partner of the internal or external audit firm of the Company or (b) a current employee of the internal or external audit firm of the Company and personally works on the Company’s audit;

•

none of whose immediate family members(1) have been, within the last three years immediately prior to the date of his appointment as an INED, partners or employees of the internal or external audit firm and personally worked on the Company’s audit during that time; and

•

who, or whose immediate family members(1), are not, nor within the last three years immediately prior to the date of his appointment as an INED, employed as an executive officer of another company in which any of the Company’s present executives at the same time serves or served on that company’s compensation committee; and

•

who is not an employee of, or whose immediate family members(1) are not executive officers of, a company that has made payments to, or received payments from, the Company for property or services in an amount which in any of the 3 fiscal years prior to his appointment as an INED, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

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

Our Audit Committee consists of three independent non-executive directors, Messrs. Waslen and Chu and Dr. Lo. Mr. Waslen serves as the Chairman of the Audit Committee as a “financial expert”.

Compensation Committee

The primary duties of Nam Tai’s Compensation Committee are to recommend (1) the compensation of the Company’s Board of Directors; (2) compensation of any directors who are executives of the Company and the chief executive officer with reference to achievement of corporate goals and objectives established in the previous year; (3) compensation of other senior management if required by the Board; and (4) equity-based and incentive compensation programs of the Company.

Our Compensation Committee consisted of four independent non-executive directors in 2011: Messrs. Chu, Waslen, Kellogg and Dr. Lo. Mr. Chu serves as the Chairman of the Compensation Committee.

Nominating/Corporate Governance Committee

The primary duties of Nam Tai’s Nominating/Corporate Governance Committee consist of (1) assisting the Board by actively identifying individuals qualified to become Board members consistent with criteria approved by the Board; (2) recommending to the Board the director nominees for election at the next annual meeting of stockholders, the member nominees for the Audit Committee, Compensation Committee and the Nominating/Corporate Governance Committee on an annual basis; (3) reviewing and recommending to the Board whether it is appropriate for such director to continue to be a member of the Board in the event that there is a significant change in the circumstance of any director that would be considered detrimental to the Company’s business or his/her ability to serve as a director or his/her independence; (4) reviewing the composition of the Board on an annual basis; (5) recommending to the Board a succession plan for the chief executive officer and directors, if necessary; (6) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; (7) establishing criteria to be used in connection with the annual self-evaluation of the Nominating/Corporate Governance Committee; and (8) developing and recommending to the Board and administering the corporate governance guidelines of the Company.

Our Nominating/Corporate Governance Committee consists of four independent non-executive directors: Messrs. Chu, Waslen and Kellogg and Dr. Lo. Dr. Lo serves as the Chairman of the Nominating/Corporate Governance Committee.

Stock Options of Directors and Senior Management

During 2011, our non-employee directors were each granted options to purchase 15,000 shares of the Company. These options (a total of 60,000 options) and an aggregate of 120,000 options granted to our directors in 2009 and 2010 (a total of 180,000) were outstanding and held by our directors as of February 28, 2012. The options granted in 2009 are exercisable at $4.41 per share and will lapse on June 4, 2012, the options granted in 2010 are exercisable at $ 4.45 per share, and will lapse on June 2, 2013, and the options granted in 2011 are exercisable at $5.92 per share and will lapse on June 9, 2014.

Share Ownership of Directors and Senior Management

For information regarding the numbers and percentage ownership of our shares, see ITEM 7. Major Shareholders and Related Party Transactions – Shares and Options Ownership of Directors, Senior Management and Principal Shareholders.

Employee Stock Option Plans

Nam Tai has two stock option plans, its amended 2001 stock option plan and its 2006 stock option plan. The 2006 stock option plan was approved by the Board on February 10, 2006 and approved by shareholders at our 2006 Annual Meeting of Shareholders.

Under either the amended 2001 stock option plan or the 2006 stock option plan, the terms and conditions of individual grants may vary subject to the following: (1) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (2) the term of incentive stock options may not exceed ten years from the date of grant; (3) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to the Company’s share capital and necessary to preserve the intrinsic value of the granted options; and (4) every non-employee director automatically receives on an annual basis upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 common shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant.

At February 28, 2012, we had options outstanding to purchase 180,000 shares, held by non-employee directors. Under our existing stock option plans, options to purchase 2,664,869 shares were available for future grant.

The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed with the SEC as Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the SEC on June 12, 2006. Amendments to our stock options were included with our form 6-K furnished to the SEC on November 13, 2006.

Employees

The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2009, 2010 and 2011.

		At December 31,
Geographic Location	Main Activity	2009	2010	2011
Shenzhen, PRC
	Manufacturing	3,734	4,153	2,910
	Research and development	156	96	63
	Quality control	274	297	252
	Engineering	168	158	119
	Administration	302	289	297
	Marketing	64	57	51
	Support(1)	160	155	134

	Total Shenzhen	4,858	5,205	3,826
Wuxi, PRC
	Manufacturing	153	366	886
	Research and development	15	21	26
	Quality control	41	70	197
	Engineering	35	43	72
	Administration	76	81	70
	Marketing	7	11	18
	Support(1)	13	21	105

	Total Wuxi	340	613	1,374
Hong Kong
	Administration	5	6	6

	Total Hong Kong	5	6	6

	Total employees	5,203	5,824	5,206

(1)	Employees categorized in “support” include personnel engaged in procurement, customs, shipping and warehouse services.

Our subsidiaries in Shenzhen, China have entered into collective agreements with their respective trade unions. The collective agreements usually set out the minimum standard for wages, working hours and other benefits. The current collective agreement between our subsidiaries and its trade union was renewed on January 1, 2012 and we expect that it will be renewed on an annual basis thereafter.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Shares and Options Ownership of Directors, Senior Management and Principal Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of February 28, 2012, by each person (or group within the meaning of Section 13(d)(3) of the Exchange Act) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management.

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	5,951,180	(2)	13.3%
M. K. Koo	5,242,786	(3)	11.7%
I.A.T. Reinsurance Syndicate Ltd.	5,224,800	(2)	11.7%
Charles Chu	47,500	(4)	*
Wing Yan (William) Lo	45,000	(4)	*
Mark Waslen	55,000	(4)	*
Wang Lu Ping	2,416	(5)	*
Wang Shi Ping	—		—
Tohru Odashima	—		—

*	Less than 1%.
(1)	Percentage of ownership is based on 44,803,735 common shares outstanding as of February 28, 2012. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days of February 28, 2012 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Mr. Kellogg directly holds 681,380 common shares and indirectly, through I.A.T. Reinsurance Syndicate Ltd., holds 5,224,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of the shares held by I.A.T. Reunsurance Syndicate Ltd. Mr. Kellogg also holds options to purchase 45,000 shares, which he received in 2009, 2010 and 2011 as a director of Nam Tai.
(3)	Mr. Koo beneficially owned 5,242,786 common shares jointly with Ms. Cho Sui Sin, Mr. Koo’s wife.
(4)	Includes options to purchase 45,000 shares.
(5)	Includes 2,416 common shares held by Ms. Jean S. Tsai, Mr. Wang’s wife.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly through February 28, 2012.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of February 28, 2012, there were approximately 604 holders of record of our common shares. According to information provided to us by our transfer agent, 587 holders of record with addresses in the United States held 39,203,252 of our common shares at February 28, 2012.

The following table reflects the percentage ownership of our common shares during the last three years ended February 28, 2012 by shareholders who beneficially owned 5% or more of our common shares during that period:

	Percentage Ownership(1)
	2010		2011		2012
Peter R. Kellogg (2)	13.0%		13.0%		13.3%
M. K. Koo	11.7%		11.7%		11.7%
I.A.T. Reinsurance Syndicate Ltd.	11.7%		11.7%		11.7%
Kahn Brothers LLC	—		5.5	%(3)(4)	—
Royce & Associates, LLC	5.2	%(5)	4.6	%(6)(7)	—

(1)	Based on 44,803,735 common shares outstanding on February 28, 2012. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days of February 28, 2012 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Includes shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg disclaims beneficial ownership. Mr. Kellogg also holds options to purchase 45,000 shares, which he received in 2009, 2010 and 2011 as a director of Nam Tai.
(3)	Based on a Schedule 13G filed with the SEC by the beneficial holder on February 7, 2011.

(4)	The holder did not make a filing with the SEC under Rule 13d-1 or 13d-2 of the Exchange Act for its holdings in 2010 or 2012 and Nam Tai has no information regarding the holder’s beneficial ownership of its shares for 2012.
(5)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by the beneficial holder on January 26, 2010.
(6)	Based on Amendment No. 2 to Schedule 13G filed with the SEC by the beneficial holder on February 4, 2011.
(7)	The holder did not make a filing with the SEC under Rule 13d-1 or 13d-2 of the Exchange Act for its holdings in 2012 and Nam Tai has no information regarding the holder’s beneficial ownership of its shares for 2012.

The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of the Company.

Certain Relationships and Related Party Transactions

In connection with the appointment of Mr. Koo as Nam Tai’s Chief Financial Officer in March 2009, Nam Tai and Mr. Koo agreed to the following compensation arrangements: (1) a salary of $1.00 per month; (2) employment benefits comparable to those provided to other members of senior management, including insurance coverage, annual physical examination, golf club membership fees, and rent payment for his apartment in Hong Kong of up to $0.02 million per month, plus all miscellaneous fees; and (3) compensation in the amount of $3.0 million after completion of three years’ service with Nam Tai as Chief Financial Officer.

The compensation payable to Mr. Koo for his three-years’ of service was not payable if Nam Tai replaced Mr. Koo with a suitable candidate within the three-year period ending February 28, 2011. In October 2010, Nam Tai appointed Joseph Li as Chief Financial Officer. In November 2010, as a consequence of his wife’s health, Mr. Li resigned as Nam Tai’s Chief Financial Officer and Mr. Koo again resumed in that position. However, despite his short tenure, Mr. Li’s appointment as Nam Tai’s Chief Financial Officer within the three-year period terminated the Company’s obligation to pay Mr. Koo at the end of the three years. Accordingly, the approximately $1.6 million we accrued since March 2009 for the potential payment to Mr. Koo at the end of his three years of service as the Chief Financial Officer was added to the Company’s additional paid-in capital on Nam Tai’s balance sheet at December 31, 2010 in accordance with the guidance under SAB Topics 1B.1 and 5T, and FASB ASC 718-10-15-4.

In view of Mr. Li’s resignation, Mr. Koo resumed as Nam Tai’s Chief Financial Officer and he and Nam Tai entered in an employment agreement effective October 1, 2010 regarding Mr. Koo’s service as Nam Tai’s CFO. Under this employment agreement, Mr. Koo’s salary remains at $1.00 per month, Mr. Koo is also entitled to receive perquisites consisting of (a) the same benefits as other members of the senior management enjoy, (b) reimbursement for any reasonable miscellaneous expenses including entertainment expenses and (c) reimbursement for the actual amount that Mr. Koo pays for the rental charges of his residential apartment in the amount of approximately $0.02 million monthly, and all monthly utilities charges, such as for water, electricity telephone etc. Under the employment agreement, in the event that (1) Nam Tai terminates Mr. Koo for any reason other than for his commission of a criminal act, Nam Tai has agreed to pay Mr. Koo an amount which is equal to 36 months of his basic monthly salary, all bonuses and allowances and so on that he is entitled to at the time of his termination and (2) Mr. Koo wishes to terminate his employment with Nam Tai, except in the case of illness or other health conditions that prevent him from working, he must provide Nam Tai with one year’s prior written notice.

Effective at the same time as his above-described employment agreement with Nam Tai, Mr. Koo and Nam Tai’s subsidiary, NTEEP, entered into an employment agreement for Mr. Koo’s services as NTEEP’s President (which are in addition to his duties as Nam Tai’s Chief Financial Officer). Under his employment agreement with NTEEP, Mr. Koo’s is to receive (a) an annual salary of approximately $0.9 million, (b) subject to the final decision of NTEEP, an annual bonus of approximately $0.1 million, provided that Mr. Koo is an employee of the Company in February of the following financial year, (c) perquisites consisting of (1) the same benefits as other members of the senior management of NTEEP enjoy and (2) reimbursement for any reasonable miscellaneous expenses including entertainment expenses. Under his employment agreement with NTEEP, the provisions in the event of termination of employment with NTEEP are identical to the provisions described above in the event of termination of employment with Nam Tai.

During 2009, Mr. Koo was granted options to purchase 15,000 shares of the Company and, in 2010, Mr. Koo’s options granted in 2009 were abandoned and lapsed. As of December 31, 2011, Mr. Koo had no options.

ITEM 8.	FINANCIAL INFORMATION

Financial Statements

Our consolidated financial statements are included this Form 20-F in the F pages following page 78.

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

(1) NTTC

(a) In October 2007, the HKIRD issued an assessment Determination against Nam Tai Trading Company Limited (“NTTC”), a limited liability company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company. This assessment relates to four tax years from 1996/1997 to 1999/2000. The taxes assessed in this proceeding amount to approximately $2.9 million.

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

(c) Furthermore, from May to November 2010, the HKIRD issued three separate writs against NTTC claiming taxes and interests on unpaid taxes, in the amount of approximately $0.9 million, $1.1 million and $0.1 million for the taxable years from 1996/1997 to 2003/2004, from 1996/1997, 1998/1999 and 1999/2000, and from 1996/1997 to 1999/2000, respectively. NTTC did not contest these proceedings, judgments were thus entered against NTTC.

(d) As a result of the proceedings stated in paragraphs (b) – (c) above, the HKIRD petitioned to the High Court of Hong Kong for a winding-up order against NTTC for the overdue judgment sums on June 10, 2011. The petition is fixed to be heard in the High Court of Hong Kong on March 13, 2012. NTTC shall ask for an adjournment of the hearing of the petition pending the determination of the HKIRD on whether to assess additional tax against the former directors of NTTC (see paragraph 5 herein below for details) since such determination is related to the arguments raised in the winding-up proceedings.

(2) NTGM

(a) The HKIRD has also made estimated assessments against Nam Tai Group Management Limited (“NTGM”), another wholly-owned subsidiary of Nam Tai, which has been inactive since 2005. This assessment, which relates to the tax years of 2001 and 2002, is in the amount of approximately $0.2 million including interest allegedly due thereon. on December 17, 2008, the Hong Kong tax authorities issued a Writ of Summons through the District Court in Hong Kong claiming against NTGM the amount of $0.2 million as taxes allegedly due and payable, together with interest, to the Hong Kong tax authorities for the fiscal years 2001 to 2002. NTGM filed its defense on January 29, 2009, but on February 17, 2009, HKIRD filed papers seeking to strike out NTGM’s defense. As NTGM’s defense was similar to the defense of NTTC and Senior Counsel had advised that NTTC’s defense was not arguable before the Court, NTGM accordingly agreed with HKIRD to allow Judgment to be entered against NTGM by consent.

(b) On February 8, 2011, HKIRD issued a writ against NTGM claiming taxes in the amount of approximately $0.9 million for the taxable years 2001/2002 to 2003/2004. NTGM filed a Defense to this action. The hearing of the action took place on September 6, 2011. The judgment was handed down on September 29, 2011 with the Defense being struck out and judgment was thus entered against NTGM.

(c) The HKIRD has commenced taxation by filing and serving its bill of costs together with a Notice of Commencement of Taxation both dated December 23, 2011. NTGM did not file any list of objections since it has no funds at hand. The taxing master of the District Court in Hong Kong has directed that the bill of costs filed by the HKIRD be set down for provisional taxation by a Chief Judicial Clerk on March 22, 2012.

(3) NTT

(a) On September 14, 2009, the HKIRD issued a writ against Nam Tai Telecom (Hong Kong) Company Limited (“NTT”), a dormant company of the Company, claiming taxes in the amount of approximately $0.3 million for the taxable year 2002/2003. Judgment has been entered against NTT.

(b) On February 17, 2011, HKIRD issued a writ against NTT claiming taxes in the amount of approximately $0.03 million for the taxable year 2002/2003. NTT filed a Defense to this action. The hearing of this action was heard together with the case of NTGM as discussed in paragraph (2)(b) above on September 6, 2011. Similarly, the judgment was handed down on September 29, 2011 with the Defense being struck out and judgment was thus entered against NTT.

(c) The HKIRD has commenced taxation by filing and serving its bill of costs together with a Notice of Commencement of Taxation both dated December 23, 2011. NTT did not file any list of objections since it has no funds at hand. The taxing master of the District Court in Hong Kong has directed that the bill of costs filed by the HKIRD be set down for provisional taxation by a Chief Judicial Clerk on March 12, 2012.

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

(5) Notices of Alleged Personal Liability for Additional Taxes Against Former Directors and Officers for Signing NTTC’s Tax Returns

In addition to the legal cases against the inactive or dormant subsidiaries of the Company discussed above, in January 2011, the HKIRD issued two Notices of intention to assess additional taxes separately and personally against two former directors and officers of NTTC in the amounts of approximately $1.5 million for the taxable years 1996/1997 and 1999/2000 and $0.7 million for the taxable year 1997/1998. The taxable years involved in the controversy date from 13 to 15 years ago and initial advice received from the Company’s tax advisor is that it is very rare for tax authorities to seek to attach personal liability on directors in this situation.

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

The Company denies that any of NTTC’s tax return filings were incorrect or contained omissions and understatements in violation of the Inland Revenue Ordinance and believes that no incorrect tax return was ever filed. The Company maintains that all of the expenses in disputes were normal and reasonable expenses incurred by the Director/Officer under the relevant management service contracts.

The two former directors submitted written representations in opposition to the issuance of the Notices, through their tax advisors, to the HKIRD on February 16, 2011, February 25, 2011, May 13, 2011 and June 30, 2011 respectively. The matter is pending the HKIRD’s further reply. One of these former directors has commenced an action in the High Court of Hong Kong in November 2011 to seek an order from the Court that, inter alia, the Notice be withdrawn by the HKIRD.

At this time, Nam Tai is unable to assess the potential impact of these proceedings on the Company. However, the Company may be required to indemnify and defend this matter for the former directors and officers. If forced to defend, the Company plans to do so vigorously.

Nam Tai maintains directors’ and officers’ liability insurance against certain claims or liabilities that may arise by reason of the status or service of its directors and officers as such. We have informed Nam Tai’s directors’ and officers’ liability insurance carrier of the HKIRD’s Notices of assessment against NTTC’s former directors and they have confirmed that the HKIRD’s Notices constitute a claim under the coverage of the directors’ and officers’ liability insurance policy. Details of the reimbursement of the relevant costs are still in the process of being sorted out.

Export Sales

The following table reflects the approximate percentages of our net sales to customers by geographic area, based upon product delivery location, for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
Geographic Areas	2009	2010	2011
Japan	35%	55%	69%
Hong Kong	28	19	17
Europe	12	12	7
United States	10	10	5
China (excluding Hong Kong)	11	3	1
Others	4	1	1

	100%	100%	100%

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

Before 2009, we had a long history of paying dividends. In 2009 and 2010 our board of directors decided not to declare dividends. The decision not to declare dividends in 2009 and 2010 was made in order to maintain our cash reserves during the global economic downturn.

As announced on November 1, 2010, the Company set payment of quarterly dividends for 2011 of $0.05 per quarter. All quarterly dividends scheduled for payment in 2011 were paid as scheduled.

On October 31, 2011, following its review of our financial results for the first nine months of 2011, the board of directors assessed our continuing improvement, the prevailing global economic conditions and the prospects of recovery, our operating income, current and estimated future cash, cash flow and capital expenditure requirements, and decided to pay quarterly dividends in 2012 according to the Schedule set forth below.

Dividends declared for 2012
Quarterly Payment	Record Date	Period Scheduled	Dividend per share
Q1 2012	December 31, 2011	January 20 -31, 2012	$0.07
Q2 2012	March 31, 2012	April 20 - 30, 2012	0.07
Q3 2012	June 30, 2012	July 20 - 31, 2012	0.07
Q4 2012	September 30, 2012	October 20 -31, 2012	0.07

Total for full year 2012			$0.28

Although the Company has resumed paying dividends, it does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend upon Nam Tai’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future expansion, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in ITEM 3. Key Information — Risk Factors in this Report. There can be no assurance that future cash dividends will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

The following table sets forth the total cash dividends and dividends per share we have declared during each of the five years ended December 31:

	Year ended December 31,
	2007	2008	2009	2010	2011
Total dividends declared (in thousands)	$37,635	$39,427	$—	$8,961	$12,545
Regular dividends per share	$0.84	$0.88	$—	$0.20	$0.28
Total dividends per share	$0.84	$0.88	$—	$0.20	$0.28

ITEM 9.	THE LISTING

Our shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the symbol “NTE”.

The following table sets forth the highest and lowest closing sales prices for our shares for each of the quarters in the three-year period ended December 31, 2011:

	2009			2010			2011
	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)
1st Quarter	$6.16	$2.83	271,989	$5.30	$4.33	131,361	$8.08	$6.21	112,281
2nd Quarter	4.71	3.80	189,192	5.04	4.12	81,622	6.55	5.21	91,990
3rd Quarter	6.03	4.05	141,355	4.95	4.07	78,016	6.01	4.75	57,100
4th Quarter	5.96	5.10	99,584	6.82	4.61	164,645	6.29	4.50	109,284

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

The following table sets forth the highest and lowest closing sale prices of our shares for the five year period ended December 31, 2011:

			Average Daily
Year ended December 31,	High	Low	Trading Volume(1)
2011	$8.08	$4.50	92,445
2010	6.82	4.07	113,831
2009	6.16	2.83	174,327
2008	13.31	4.79	241,672
2007	15.28	11.02	238,018

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

The following table sets forth the highest and lowest closing sale prices of our shares during each of the most recent six months in the period ending February 29, 2012:

Month ended	High	Low	Average Daily
			Trading Volume(1)
February 29, 2012	$5.57	$5.25	158,005
January 31, 2012	5.98	5.26	59,255
December 31, 2011	5.99	4.75	82,686
November 30, 2011	6.29	4.75	152,667
October 31, 2011	5.01	4.50	92,500
September 30, 2011	5.18	4.75	63,138

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of February 28, 2012, we had 44,803,735 common shares outstanding.

Memorandum and Articles of Association

On December 5, 2007, we filed with the Registrar of Corporate Affairs of the British Virgin Islands, our jurisdiction of organization, an amended Memorandum and Articles of Associations (collectively our “Charter”), the instruments governing a company organized under the law of the British Virgin Islands, which are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States. Our Charter, which became effective on December 5, 2007, amended and restated our Memorandum and Articles of Association. The purpose of amending our Charter was to:

1. Make our shares eligible for a direct registration system operated by a securities depository in accordance with Section 501.00 (B) of the rules of the New York Stock Exchange that became effective on January 1, 2008 as to companies, like us, having equity securities listed on the New York Stock Exchange prior to January 1, 2007;

2. Make various consequential amendments to our Memorandum and Articles of Association so as to make them consistent with the BVI Business Company’s Act, 2004, as amended (the “Act”), which we became subject to on January 1, 2007;

3. Eliminate our authority to issue bearer shares that would otherwise be permitted under BVI law, which our directors believed to be inappropriate for a company with shares publicly traded in the United States;

4. Authorize our Chief Executive Officer, Chief Financial Officer and our other officers designated by the Chairman of the Board of Directors (or the directors in the absence of designation by the Chairman of the Board of Directors), to serve as the Chairman of all meetings of shareholders in the absence of the Chairman of the Board of Directors; and

5. Make certain other changes as are indicated Memorandum and Articles of Association.

Under our Charter, holders of our shares:

•	are entitled to one vote for each whole share a holder owns on all matters to be voted upon by shareholders, including the election of directors;

•	do not have cumulative voting rights in the election of directors;

•	are entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law; and

•	do not have preemptive rights to purchase any additional, unissued common shares.

Under our Charter or applicable BVI law:

•	all of common shares are equal to each other with respect to voting and dividend rights; and

•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

Pursuant to our Charter and pursuant to the laws of the British Virgin Islands, our Board of Directors without shareholder approval, may amend our Memorandum and Articles of Association except:

•	to restrict the rights or powers of our shareholders to amend the Memorandum or the Articles;

•	to change the percentage of shareholders required to pass a resolution of shareholders to amend our Charter;

•	in circumstances where our Charter cannot be amended by the Shareholders;

•	to authorize the Company to issue, or authorize the issuance of, bearer shares of capital stock; or

•

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

The following summarizes certain of the Regulations from our Articles of Association, included in our Charter:

•	Regulation 53 provides that a director may be counted as part of the quorum with respect to any contract or arrangement in which the director is materially interested or makes with the Company.

•	Regulation 46 allows the directors to vote on their compensation for their service as directors.

•

Regulation 62 provides that the directors may by resolution exercise all of the Company’s powers to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever we borrow money or as security for any of our debts, liabilities or obligations or those of any third party. These borrowing powers can be altered by an amendment to the Articles.

•	Regulation 78 allows us to deduct from any shareholder’s dividends amounts owed to us by that shareholder.

•	Regulation 8(b) provides that we can redeem shares at fair market value from any shareholder against whom we have a judgment debt.

•	Regulation 5(a) provides that the Company’s registered shares may be certificated or uncertificated and shall be entered in the register of members of the Company and registered as they are issued.

•

Regulation 7 provides that without prejudice to any special rights previously conferred on the holders of any existing shares, any of our shares may be issued with such preferred, deferred or other special rights or such restrictions, with respect to dividends, voting, return of capital or otherwise as the directors may from time to time determine.

•

Regulation 9 provides that if at any time our capital stock is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

•

Regulations 22 through 26 and under applicable BVI law provide that directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of shareholders holding more than 30% of the votes of our outstanding voting shares. Other than providing, if requested, reasonable proof of a holder’s status as a holder of our shares as of the applicable record date, there is no condition to the admission of a shareholder or his or her proxy holder to our meetings of shareholders.

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

We filed our Charter with the SEC as Exhibit 1.1 to Amendment No. 1 to Form 8-A on December 13, 2007 and the provisions of our Charter may be reviewed by examining that filing.

Transfer Agent

Registrar and Transfer Agent Company, 10 Commerce Drive, Cranford, New Jersey 07016, U.S.A., serves as transfer agent and registrar for our shares in the United States.

Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Nam Tai or any subsidiary of Nam Tai is a party, for the two years immediately preceding the filing of this report:

On July 10, 2009, Nam Tai’ subsidiary, Wuxi Zastron Precision-Flex Co., Ltd. and Yixing Building Engineering & Installation Co., Ltd entered into a Supplemental Plant Construction Contractor’s Agreement, whereby Wuxi Zastron Precision-Flex Co., Ltd. agreed to pay RMB201 million (approximately $29.4 million at the date of the agreement) for electrical engineering services to be provided Yixing Building Engineering & Installation Co., Ltd. in connection with the new Wuxi Factory.

On June 29, 2010, Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co., Ltd. entered into a Banking Facilities Letter with China Construction Bank Corporation, Shenzhen Branch for Namtai Electronic (Shenzhen) Co., Ltd. to receive import facilities of up to $6 million.

On October 28, 2010, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. entered into a Banking Facilities Letter with HSBC Bank (China) Company Limited, Shenzhen Branch for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to $5 million.

On November 15, 2010, Nam Tai’s subsidiary, Namtai Electronic (Shenzhen) Co., Ltd. signed a guaranty in favor of HSBC Bank (China) Company Limited with maximum liability of RMB40 million (approximately $6 million on November 15, 2010) for the banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd..

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

On July 21, 2011, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. entered into a Banking Facilities Letter with HSBC Bank (China) Company Limited, Shenzhen Branch for Zastron Electronic (Shenzhen) Co., Ltd. to receive import facilities of up to $5 million.

On July 21, 2011, Nam Tai’s subsidiary, Namtai Investment (Shenzhen) Co., Ltd. signed a guaranty in favor of HSBC Bank (China) Company Limited, Shenzhen Branch with maximum liability of RMB40 million for the banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd..

On July 21, 2011, Nam Tai’s subsidiary, Wuxi Zastron Precision-Flex Co., Ltd. entered into a Banking Facilities Letter with HSBC Bank (China) Company Limited, Suzhou Branch for Wuxi Zastron Precision-Flex Co., Ltd. to receive import facilities of up to $3 million.

On July 21, 2011, Nam Tai’s subsidiary, Namtai Investment (Shenzhen) Co., Ltd. signed a guaranty in favor of HSBC Bank (China) Company Limited, Suzhou Branch with maximum liability of RMB24 million for the banking facilities granted to Wuxi Zastron Precision-Flex Co., Ltd..

On November 16, 2011, Nam Tai’ subsidiary, Wuxi Zastron Precision-Flex Co., Ltd. entered into a Banking Facilities Letter with HSBC Bank (China) Company Limited, Suzhou Branch for Wuxi Zastron Precision-Flex Co., Ltd. to receive a line for treasury products of up to $2.5 million.

On November 16, 2011, Nam Tai’ subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. entered into a Banking Facilities Letter with HSBC Bank (China) Company Limited, Shenzhen Branch for Zastron Electronic (Shenzhen) Co., Ltd. to receive a line for treasury products of up to $2.5 million.

On December 8, 2011, Nam Tai’s subsidiary, Wuxi Zastron Precision-Flex Co., Ltd. entered into an amendment to its July 21, 2011 banking facility extending the term of such facility for 270 days.

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Nam Tai or any subsidiary of Nam Tai is a party since the end of the period covered by this report:

On January 13, 2012, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. entered into a Banking Facilities Letter with HSBC Bank (China) Company Limited, Shenzhen Branch for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to $50 million. (replacing the Bank Facilities Letters entered into between Zastron Electronic (Shenzhen) Co., Ltd. and HSBC Bank (China) Company Limited, Shenzhen Branch on July 21, 2011 and November 16, 2011).

On January 16, 2012, Nam Tai’s subsidiaries, Namtai Investment (Shenzhen) Co., Ltd. and Wuxi Zastron Precision-Flex Co., Ltd. signed a guaranty in favor of HSBC Bank (China) Company Limited, Shenzhen Branch with maximum liability of RMB370 million for the banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd..

On January 13, 2012, Nam Tai’s subsidiary, Wuxi Zastron Precision-Flex Co., Ltd. entered into a Banking Facilities Letter with HSBC Bank (China) Company Limited, Suzhou Branch for Wuxi Zastron Precision-Flex Co., Ltd. to receive banking facilities of up to $50 million. (replacing the Bank Facilities Letters entered into between Wuxi Zastron Precision-Flex Co., Ltd. and HSBC Bank (China) Company Limited, Suzhou Branch on July 21, 2011, November 16, 2011 and December 8, 2011).

On January 16, 2012, Nam Tai’s subsidiaries, Namtai Investment (Shenzhen) Co., Ltd. and Zastron Electronic (Shenzhen) Co., Ltd. signed a guaranty in favor of HSBC Bank (China) Company Limited, Suzhou Branch with maximum liability of RMB370 million for the banking facilities granted to Wuxi Zastron Precision-Flex Co., Ltd..

On January 12, 2012, Nam Tai’s subsidiary, Wuxi Zastron Precision-Flex Co., Ltd. entered into a Banking Facilities Letter with China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, for Wuxi Zastron Precision-Flex Co., Ltd. to receive banking facilities of up to RMB50 million.

On January 13, 2012, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. entered into a Banking Facilities Letter with China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to RMB300 million.

        On January 13, 2012, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. signed a guaranty in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, in relation to the RMB50 million banking facilities granted to Wuxi Zastron Precision-Flex Co., Ltd.

        On January 13, 2012, Nam Tai’s subsidiary, Namtai Investment (Shenzhen) Co., Ltd. signed a guaranty in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, in relation to the RMB50 million banking facilities granted to Wuxi Zastron Precision-Flex Co., Ltd.

        On January 13, 2012, Nam Tai’s subsidiary, Namtai Investment (Shenzhen) Co., Ltd. signed a guaranty in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch in relation to the RMB300 million banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd.

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

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders if we were to be classified as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or Non-U.S. holder of our common shares, including, without limitation, the following:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for its securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares;

•	certain former U.S. citizens and residents who have expatriated;

•	persons holding shares through partnerships or other tax transparent entities; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

Investors should consult their tax advisors regarding the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the purchase, ownership and disposition of the shares.

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

The U.S. federal income tax treatment of a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds shares will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership investing in shares should consult their tax advisors regarding the specific U.S. federal income tax consequences to them to the acquisition, ownership and disposition of the shares.

Distributions on Our Common Shares

If you are a U.S. Holder of common shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally may not apply to you—instead, see “PFIC Considerations” below. Otherwise, generally, the gross amount of any cash distribution or the fair market value of any property distributed that you receive with respect to our common shares will be subject to tax as ordinary income to the extent such distribution does not exceed our current or accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. Such income will be included in your gross income on the date of receipt. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States. We anticipate that each of requirements (i) and (ii) will be met here. A qualified foreign corporation for purposes of the reduced rate does not, however, include a PFIC, which we anticipate that we may be, as discussed below. Thus, U.S. Holders should consult their tax advisors regarding the availability of the reduced rate of taxation applicable to any dividends the Company pays with respect to the shares. To the extent any distribution exceeds our E&P, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as capital gain. Because we are not a United States corporation, a dividends-received deduction generally will not be allowed to corporations with respect to dividends paid by us.

We appear to have been a PFIC for 2011 and, based on our current operations, assets and market conditions for our shares, which we cannot anticipate, we may be a PFIC for 2012—see “PFIC Considerations” below and the discussion of certain PFIC issues in “Risk Factors” above. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” may not be available for 2011.

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

Sale, Exchange or Other Disposition of Our Common Shares

If you are a U.S. Holder of common shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section will not apply to you—instead, see “PFIC Considerations” below. Otherwise, generally, in connection with the sale, exchange or other taxable disposition of our common shares:

•	you will recognize capital gain or loss equal to the difference (if any) between:

•

the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the Company’s shares.

PFIC Considerations

The determination of whether a corporation is a PFIC in any taxable year is made on an annual basis after the close of that year and depends on the composition of its income and the nature and value of its assets including goodwill. Specifically, a corporation will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of gross income for such taxable year is passive income, or (ii) 50% or more of the value of assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that either produce passive income or are held for the production of passive income (the “PFIC asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.

Based upon the nature and book value of our assets and the total market value, or market capitalization, of our shares (which reflects goodwill) at the end of each quarter during 2011, we appear to have been a PFIC for U.S. federal income tax purposes for 2011. We have not conducted an appraisal of the actual fair market value of our assets for 2011 or currently in 2012, and we cannot anticipate the market capitalization of our shares for 2012. Accordingly, we may be treated as a PFIC for 2012.

As a result of the classification as a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under the PFIC regime, any excess distribution and recognized gain would be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period for our ordinary shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies.

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

A U.S. Holder may generally avoid the PFIC regime by making a “qualified electing fund” election which generally provides that, in lieu of the foregoing treatment, our earnings, on a pro rata basis, would be currently included in their gross income. However, we may be unable or unwilling to provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election; thus, such election may not be available with respect to our shares.

In addition, U.S. Holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares. Although a U.S. Holder may be eligible to make a mark-to-market election with respect to our shares, no such election may be made with respect to the stock of any of our subsidiaries that a U.S. Holder is treated as owning, if such stock is not marketable. Hence, the mark-to-market election generally would not be effective to eliminate the interest charge described above with respect to deemed dispositions of a subsidiary PFIC stock or distributions from a subsidiary PFIC. “Marking-to-market”, in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of our common shares over your tax adjusted basis in such common shares as of the end of each year. This “mark-to-market” election generally enables a U.S. Holder to avoid the deferred interest charge that would otherwise be imposed on them if we were to be classified as a PFIC.

An actual determination of PFIC status is factual in nature. Given the complexity of the issues regarding our classification as a PFIC, U.S. Holders are urged to consult their own tax advisors for guidance as to our PFIC status.

Non-U.S. Holders

If you are not a U.S. Holder, you are a “Non-U.S. Holder”.

Distributions on Our Common Shares

You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our common shares unless:

•

you conduct a trade or business in the United States and the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

•

If you meet the two tests above, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 % rate or such lower rate as may be specified by an applicable income tax treaty.

Sale, Exchange or Other Disposition of Our Common Shares

Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

•

your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States); or

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

Backup Withholding and Information Reporting

Payments, including dividends and proceeds of sales, in respect of our common shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. You will not be subject to backup withholding provided that:

•	you are a corporation or other exempt recipient; or

•	you provide your correct United States federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

Amounts withheld under the backup withholding rules may be credited against your United States federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

Generally, a U.S. shareholder in a PFIC must file IRS Form 8621 for each tax year in which that shareholder: (1) recognizes gain on a direct or indirect disposition of a PFIC stock; (2) receives certain distributions from a PFIC; or (3) makes reportable elections with regard to the PFIC. In addition, under the recently enacted legislation, shareholders of a PFIC may be required to file information with the IRS with regard to their ownership of shares in the PFIC even in the absence of any of the above described gains, distributions or elections.

A shareholder that owns 10% or more (taking certain attribution rules into account) of the shares of a non-U.S. corporation may be required to file an information return, Form 5471, containing certain disclosure with regard to itself, other shareholders and the corporation.

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets as defined in the Code (which may include shares) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders are urged to consult their tax advisors regarding these and any other reporting requirements that may apply with respect to their shares.

The discussion above is a general summary. It does not cover all tax matters that may be important to you. Investors should consult their tax advisors regarding the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the purchase, ownership and disposition of the shares.

Documents on Display

Nam Tai is subject to the information requirements of the Exchange Act, and, in accordance with the Exchange Act, Nam Tai files annual reports on Form 20-F within four months of its fiscal year end, and submits other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR. As a foreign private issuer, Nam Tai is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Fluctuations and Foreign Exchange Risk

Beginning on December 1, 1996, the RMB became fully convertible under the current accounts. There are no restrictions on trade-related foreign exchange receipts and disbursements in China. However, capital account foreign exchange receipts and disbursements are subject to control, and organizations in China are required to use designated banks for foreign currency transactions.

We sell a majority of our products in U.S. dollars and pay for our material components in Japanese yen, U.S. dollars, Hong Kong dollars, and RMB. We pay labor costs and overhead expenses in RMB, the currency of China (the basic unit of which is the yuan), Hong Kong dollars and Japanese yen.

Hong Kong Dollar

The exchange rate of Hong Kong dollars to U.S. dollars has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00, through the currency-issuing banks in Hong Kong and, accordingly, has not in the past presented a currency exchange risk. This could change in the future.

Japanese Yen

We face the potential of a material foreign exchange risk resulting from our costs and expenses we pay in Japanese yen. The following chart shows the percentage of our total costs paid in yen and our total sales made in yen during the years ended December 31, 2009, 2010 and 2011.

Our business and operating results could be materially and adversely affected in the event of a severe increase in the value of the Japanese yen to the U.S. dollar at a time when our sales made in Japanese yen are insufficient to cover our material purchases in Japanese yen. For further information regarding the historical effects on our financial results of fluctuations in the exchange rate of the yen to the U.S. dollar, please see discussion regarding the yen to U.S. dollar exchange rate in ITEM 5. Operating and Financial Review and Prospects – Impact of Foreign Currency Fluctuations under the heading: “Impact of Foreign Currency Fluctuations,” beginning on page 38 of this Report. The appreciation of Japanese yen has shown signs of slowing down since the beginning of 2011, and we expect that the Japanese yen will continue to appreciate against the U.S. Dollar in 2012.

Chinese Renminbi

Approximately 19% of our total costs and expenses and 9% of our material costs in 2011 were in RMB. The appreciation of the RMB against U.S. dollars in 2011 has increased our costs when translated into U.S. dollars and could adversely affect our margin.

In 2009, the exchange rate of the RMB to U.S. dollars was relatively stable. At the end of 2010, the RMB had appreciated by 3.3% as compared to the year end of 2009. At the end of 2011, the RMB had further appreciated by 4.5% as compared to the year end of 2010.

If the RMB had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2011, which was used in preparing our audited consolidated financial statements as of and for the year ended December 31, 2011, our net asset value, as presented in U.S. dollars, would have been reduced by $0.5 million and $2.7 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $0.5 million and $2.7 million, respectively. Had rates of the RMB been 10% higher relative to the U.S. dollar during 2011, our operating expenses would have increased $5.5 million as a result of net assets denominated in RMB as of December 31, 2011. For additional information regarding the fluctuation of the exchange rate of the RMB to the U.S. dollar, please see the discussion regarding the RMB to U.S. dollar exchange rate in ITEM 5. Operating and Financial Review and Prospects – Impact of Foreign Currency Fluctuations.

Our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollars and the RMB. If the RMB continues to appreciate against the U.S. dollars, our operating expenses will increase and, consequently, our operating margins and net income will likely decline if we do not manufacture products that allow for greater margins than those we have experienced historically.

Currency Hedging

We may elect to hedge our currency exchange risk when we judge that such action is required. In an attempt to lower the costs of expenditures in foreign currencies, we may enter into forward contracts or option contracts to buy or sell foreign currency(ies) against the U.S. dollar through one of our banks. As a result, we may suffer losses resulting from the fluctuation between the buy forward exchange rate and the sell forward exchange rate, or from the price of the option premium.

As of December 31, 2011, we held forward contracts but no option or future contracts and during the year we did not purchase or sell any commodity or currency options. No exchange gain/loss on forward contracts was recorded during the year. We are continuing to review our hedging strategy and there can be no assurance that we will not suffer losses in the future as a result of hedging activities. See also ITEM 11. Quantitative and Qualitiative Disclosures About Market Risk – Currency Fluctuations and Foreign Exchange Risks.

Currencies included in Cash and Cash Equivalents and Fixed Deposits Maturing Over Three Months

The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents and fixed deposits maturing over three months on our balance sheets at December 31, 2010 and 2011:

	As of December 31
Currencies included in cash and cash equivalents and fixed deposits maturing over three months	2010	2011
	(In thousands)
United States dollars	$74,392	$74,712
Chinese renminbi	92,731	67,802
Japanese yen	1,695	1,484
Hong Kong dollars	59,249	9,337

Total US$ equivalent	$228,067	$153,335

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and short-term borrowings are subject to interest rate changes. Cash on hand of $137.9 million as of December 31, 2011 was invested in term deposits. As such, interest income will fluctuate with changes in interest rates. During 2011, we had $2.7 million in interest income and no interest expense.

As of December 31, 2010 and 2011, we had utilized approximately nil and $2.1 million of our credit facilities, including nil and $2.1 million in short–term notes payable, but no short-term bank loans, respectively, resulting in minimal interest rate risk.

As of December 31, 2010 and 2011, we had no long-term bank loans.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable to Nam Tai.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable to Nam Tai.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable to Nam Tai.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company’s management, with the participation of its Acting Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of Nam Tai’s disclosure controls and procedures. Based on this evaluation, the Company’s Acting Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Acting Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Report of Management on Internal Control Over Financial Reporting

Nam Tai’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, including our Acting Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Nam Tai’s management, including its Acting Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, Nam Tai’s management, including its Acting Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective based on these criteria.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of Nam Tai’s internal control over financial reporting as of December 31, 2011 has been audited by Moore Stephens, an independent registered public accounting firm. The related report to the shareholders and the Board of Directors of Nam Tai appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:

We have audited the internal control over financial reporting of Nam Tai Electronics, Inc. and its subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheet as of December 31, 2011 and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for the year then ended, and the financial statement schedules listed in Schedule 1, and our report dated March 16, 2012 expressed an unqualified opinion thereon.

/s/ Moore Stephens

Moore Stephens

Certified Public Accountants

Hong Kong

March 16, 2012

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2011, the period covered by this Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16 A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that one member of the Audit Committee, Mark Waslen, qualifies as an “audit committee financial expert” as defined by Item 407(d)(5)(ii) of Regulation S-K, adopted pursuant to the Exchange Act. For information concerning Mr. Waslen’s education and experience by which he acquired the attributes qualifying him as an audit committee financial expert, please see the description of Mr. Waslen’s background in ITEM 6. Directors and Senior Management— Directors and Senior Managers of this Report.

Mr. Waslen is “independent” as that term is defined in the Listed Company Manual of the NYSE.

ITEM 16 B.	CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which also applies to the Company’s principal executive officers and to its principal financial and accounting officers. The Code of Ethics has been revised to apply to all employees as well. A copy of the revised Code of Ethics is attached as Exhibit 11.1 to this Report on Form 20-F. This code has been posted on our website, which is located at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders may request a free copy in print form from:

Paul Lau, Corporate Secretary Unit 1201, 12th Floor, Tower 1, Lippo Centre 89 Queensway, Admiralty, Hong Kong
Telephone: (852) 2341 0273 Facsimile: (852) 2263 1001 e-mail: shareholder@namtai.com

ITEM 16 C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Moore Stephens has served as our independent registered public accounting firm for the years ended December 31, 2010 and 2011, for which audited consolidated financial statements appeared in this Report on Form 20-F. Each year our Audit Committee of the Board of Directors selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. It is currently expected that the Audit Committee will select Moore Stephens as our independent registered public accounting firm for 2012 and that our Board of Directors will propose at the Annual Meeting of Shareholders to be held in 2012 that Moore Stephens be ratified as our independent registered public accounting firm for 2012.

The following table presents the aggregate fees for professional services and other services rendered by Moore Stephens to us in 2010 and 2011, respectively (dollars in thousands).

	Year ended December 31
	2010	2011
Audit Fees (1)	$371	$396
Audit-related Fees (2)	—	—
Tax Fees (3)	3	5
All other fees (4)	—	—

Total	$374	$401

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns.
(4)	Includes all other products and services the independent public accounting firm provided to the Company.

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

Under the Policy, the Chairman of the Audit Committee is delegated with the authority to grant pre-approvals in respect of all auditing services including non-audit service, but excluding those services stipulated in Section 201 “Service Outside the Scope of Practice of Auditors”. Moreover, if the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service shall be deemed to have been pre-approved. The decisions of the Chairman of the Audit Committee made under delegated authority to pre-approve an activity shall be presented to the Audit Committee at each of its scheduled meetings.

Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer.

During 2010 and 2011, 100% and 100%, respectively, of the total audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16 D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable to Nam Tai.

ITEM 16 E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable to Nam Tai.

ITEM 16 F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable to Nam Tai.

ITEM 16 G.	CORPORATE GOVERNANCE

For information regarding whether our corporate governance standards differ from those applied to US domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in ITEM 6. Directors and Senior Management of this Report.

ITEM 16 H.	MINE SAFETY DISCLOSURE

Not applicable to Nam Tai.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable to Nam Tai.

ITEM 18.	FINANCIAL STATEMENTS

The information required within the schedules for which provisions are made in the applicable accounting regulations of the SEC is either not applicable to Nam Tai or is included in the notes to our consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. Our audit also included the financial statement schedules listed in Schedule 1. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2012 expressed an unqualified opinion thereon.

/s/ Moore Stephens

Moore Stephens

Certified Public Accountants

Hong Kong

March 16, 2012

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of U.S. dollars, except per share data)

	Year Ended December 31,
	2009	2010	2011
Net sales	$408,137	$534,420	$602,317
Cost of sales	(367,817)	(483,126)	(574,228)

Gross profit	40,320	51,294	28,089

General and administrative expenses(1)	(28,393)	(25,232)	(27,325)
Selling expenses	(5,266)	(5,504)	(5,902)
Research and development expenses	(6,273)	(5,757)	(3,362)
Impairment loss on goodwill	—	—	(2,951)

Total operating expenses	(39,932)	(36,493)	(39,540)

Income (loss) from operations	388	14,801	(11,451)
Other (expenses) income, net	(256)	3,972	9,760
Interest income	818	1,484	2,728
Interest expense	(202)	—	—

Income before income taxes	748	20,257	1,037
Income taxes	(1,283)	(5,251)	(532)

Consolidated net (loss) income	(535)	15,006	505

Net loss attributable to noncontrolling interests	2,187	—	—

Net income attributable to Nam Tai(2) shareholders	$1,652	$15,006	$505

Basic earnings per share	$0.04	$0.33	$0.01

Diluted earnings per share	$0.04	$0.33	$0.01

(1)	General and administrative expenses include employee severance benefits of $5,058, $656 and $3,032 for the years ended December 31, 2009, 2010 and 2011, respectively.
(2)	“Nam Tai” refers to Nam Tai Electronics, Inc.

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

	December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	$228,067	$118,510
Fixed deposits maturing over three months	—	34,825
Accounts and notes receivable, less allowance for doubtful accounts of $13 and $18 at December 31, 2010 and 2011, respectively	74,176	74,469
Inventories	29,058	31,856
Prepaid expenses and other receivables	5,719	19,926
Deferred tax assets—current	376	3,134
Income tax recoverable	105	—

Total current assets	337,501	282,720

Property, plant and equipment, net	88,895	149,314
Land use rights	12,264	11,981
Deposits for property, plant and equipment	477	4,543
Goodwill	2,951	—
Deferred tax assets—non-current	8,423	8,203
Other assets	269	982

Total assets	$450,780	$457,743

LIABILITIES AND EQUITY
Current liabilities:
Notes payable	$—	$268
Accounts payable	84,590	83,055
Accrued expenses and other payables	17,484	38,286
Dividend payable	8,961	12,545
Income taxes payable	4,232	4

Total current liabilities	115,267	134,158

Deferred tax liability—non-current	1,379	1,379

Total liabilities	116,646	135,537

Equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 44,803,735 shares as at December 31, 2010 and 2011)	448	448
Additional paid-in capital	286,943	287,055
Retained earnings	46,751	34,711
Accumulated other comprehensive loss	(8)	(8)

Total Nam Tai shareholders’ equity	334,134	322,206

Total liabilities and equity	$450,780	$457,743

Commitments and contingencies (Note 14)

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Nam Tai Shareholders’ Equity	Noncontrolling Interests	Total Equity	Consolidated Comprehensive (Loss) Income
Balance at January 1, 2009	44,803,735	$448	$282,767	$39,054	$(8)	$322,261	$48,051	$370,312

Equity-settled share-based payment	—	—	67	—	—	67	—	67
Purchases of a Subsidiary’s shares from noncontrolling interests	—	—	2,430	—	—	2,430	(45,864)	(43,434)
Consolidated net income (loss)	—	—	—	1,652	—	1,652	(2,187)	(535)	$(535)

Consolidated comprehensive loss									$(535)

Balance at December 31, 2009	44,803,735	$448	$285,264	$40,706	$(8)	$326,410	$—	$326,410

Equity-settled share-based payment	—	—	95	—	—	95	—	95
Deemed contribution of services	—	—	1,584	—	—	1,584	—	1,584
Consolidated net income	—	—	—	15,006	—	15,006	—	15,006	$15,006

Consolidated comprehensive income									$15,006

Cash dividends ($0.20 per share)	—	—	—	(8,961)	—	(8,961)	—	(8,961)

Balance at December 31, 2010	44,803,735	$448	$286,943	$46,751	$(8)	$334,134	$—	$334,134

Equity-settled share-based payment	—	—	112	—	—	112	—	112
Consolidated net income	—	—	—	505	—	505	—	505	$505

Consolidated comprehensive income									$505

Cash dividends ($0.28 per share)	—	—	—	(12,545)	—	(12,545)	—	(12,545)

Balance at December 31, 2011	44,803,735	$448	$287,055	$34,711	$(8)	$322,206	$—	$322,206

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Consolidated net (loss) income	$(535)	$15,006	$505

Adjustments to reconcile consolidated net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	23,116	24,468	16,068
Impairment loss on goodwill	—	—	2,951
Loss (gain) on disposal of property, plant and equipment and land use rights	1,248	(1,218)	231
Share-based compensation expenses	67	95	112
Unrealized exchange gain	(39)	(2,235)	(4,134)
Deferred income taxes	(804)	(2,577)	(2,538)
Changes in current assets and liabilities:
Decrease (increase) in accounts and notes receivable	46,239	(16,265)	(293)
Decrease (increase) in inventories	11,246	(13,004)	(2,798)
Decrease (increase) in prepaid expenses and other receivables	1,069	(2,434)	(14,207)
(Increase) decrease in income taxes recoverable	—	(105)	105
Increase (decrease) in notes payable	691	(691)	268
(Decrease) increase in accounts payable	(39,458)	25,923	(1,535)
(Decrease) increase in accrued expenses and other payables	(4,132)	4,354	4,173
(Decrease) increase in income taxes payable	(205)	3,576	(4,228)

Total adjustments	39,038	19,887	(5,825)

Net cash provided by (used in) operating activities	$38,503	$34,893	$(5,320)

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2009	2010	2011
Cash flows from investing activities:
Purchase of property, plant and equipment	$(30,420)	$(6,295)	$(59,858)
Decrease (increase) in deposits for property, plant and equipment	2,905	(445)	(4,066)
Decrease in entrusted loan receivable	8,199	—	—
Increase in other assets	—	—	(713)
Acquisition of additional shares in subsidiaries	(43,434)	—	—
Proceeds from disposal of property, plant and equipment	872	2,054	52
(Increase) decrease in fixed deposits maturing over three months	(12,903)	12,903	(34,825)

Net cash (used in) provided by investing activities	$(74,781)	$8,217	$(99,410)

Cash flows from financing activities:
Cash dividends paid	$(9,857)	$—	$(8,961)
Repayment of entrusted loan	(8,199)	—	—

Net cash used in financing activities	$(18,056)	$—	$(8,961)

Net (decrease) increase in cash and cash equivalents	$(54,334)	$43,110	$(113,691)
Cash and cash equivalents at beginning of year	237,017	182,722	228,067
Effect of exchange rate changes on cash and cash equivalents	39	2,235	4,134

Cash and cash equivalents at end of year	$182,722	$228,067	$118,510

Supplemental schedule of cash flow information:
Interest paid	$202	$—	$—
Income taxes paid	$2,290	$4,428	$7,136
Non-cash investing activities:
(Decrease) increase in construction cost funded through accrued expenses and other payables	$(5,438)	$(1,683)	$16,629
Non-cash financing activities:
Additional paid-in capital on compensation for loss of office	$—	$1,584	$—

NAM TAI ELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	Company Information

Nam Tai Electronics, Inc. and subsidiaries (the “Company” or “Nam Tai”) is an electronics manufacturing and design services provider to a selected group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Through its electronics manufacturing services operations, the Company manufactures electronic components and sub-assemblies, including flexible printed circuit board (“FPCB”), FPCB subassemblies, liquid crystal display (“LCD”) modules, LCD panels, thin film transistor display modules, radio frequency modules, digital audio broadcast modules, internet radio subassemblies, image sensors modules and printed circuit board assemblies. These components, modules and subassemblies are used in numerous electronic products including mobile phones, Internet Protocol phones, notebook computers, digital cameras, electronic toys, handheld video game devices and learning devices. The Company also manufactures finished products, including mobile phone accessories, home entertainment products and educational products.

The Company was founded in 1975 and moved its manufacturing facilities to the People’s Republic of China (the “PRC”) in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, PRC in order to capitalize on opportunities offered in Southern PRC. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands (“BVI”) in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). The Company’s principal manufacturing and design operations are based in Shenzhen, approximately 30 miles from the Hong Kong Special Administrative Region (“Hong Kong”). Its PRC headquarters are located in Shenzhen. Some of the subsidiaries’ offices are located in Hong Kong, which provide them access to Hong Kong’s infrastructure of communication and banking facilities. The Company’s principal manufacturing operations are conducted in the PRC. The PRC resumed sovereignty over Hong Kong effective July 1, 1997, and, politically, Hong Kong is an integral part of the PRC. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements mean the PRC and all of its territories excluding Hong Kong.

Prior to fiscal year 2010, the Company operated in three reportable segments - telecommunication components assembly (“TCA”), consumer electronics and communication products (“CECP”), and LCD products (“LCDP”). In 2010, the Company’s business was consolidated into two segments, TCA and CECP, following the merger of the Company’s two PRC subsidiaries. The Chief Operating Decision Maker reviews the segment results by two segments, TCA and CECP, when allocating resources and assessing performance. The change in segment reporting was due to the following:

•	Most of the LCDP business has been LCD module assembly for telecommunication products since 2010, which is similar to the business operated by TCA; and

•	Since the merger, the combined segments can now be run by a single management team.

In view of the similarity of the products, the Company has merged the LCDP segment into the TCA segment. The results of the former LCDP segment were included in the TCA segment since 2010. In addition, the Company’s FPCB business was too small to be designated as a separate business segment in 2011.

Management continue to evaluate their segmentation on an ongoing basis. In reviewing their segmentation, they note that the Company discontinued CECP production for Bluetooth headsets and calculators with two major box-built customers in the fourth quarter of 2010. If the CECP segment falls below the threshold prescribed under Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 280-10-50-12, they will combine this segment with the TCA segment and will not disclose separate CECP segment information starting in the first quarter of 2012.

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

(e)	Property, plant and equipment and land use rights

Property, plant and equipment and land use rights are recorded at cost and include interest on funds borrowed to finance construction, if applicable. No interest was capitalized for the years ended December 31, 2009, 2010. An interest of $13 was capitalized in 2011. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses for the disposal of property, plant and equipment and land use rights are included in the consolidated statement of income.

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

(e)	Property, plant and equipment and land use rights - continued

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

Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. For the year 2009, the Company operated in three reporting units, which are its reportable segments of CECP, TCA and LCDP. For the years 2010 and 2011, the Company operated in two reporting units, which are its reportable segments of TCA and CECP. If business conditions or other factors cause the profitability and cash flows to decline, the Company may be required to record impairment charges for goodwill at that time. The goodwill impairment review is a two-step process in accordance with the FASB ASC 350-20 “Goodwill”. First step consists of a comparison of the fair value of a reporting unit with its carrying value. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows method. If the carrying amount of a reporting unit exceeds its fair value, second step requires the fair value of the reporting unit to be allocated to all of the assets and liabilities (including any unrecognized intangible assets) of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment loss is recognized which is equal to the excess of the carrying amount over the fair value.

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment loss recognized. Discounted cash flow methodology is based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables.

Impairment loss on goodwill of the CECP reporting unit of $2,951, as fully described in note 5 was identified and recognized in 2011. No impairment loss on goodwill was recognized in 2009 and 2010.

(g)	Impairment or disposal of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360 “Property, Plant and Equipment” the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

2.	Summary of Significant Accounting Policies — continued

(g)	Impairment or disposal of long-lived assets — continued

Long-lived assets to be disposed of are stated at the lower of fair value or carrying value. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred. In view of the sustained level of the Company’s stock price during 2009 and our resulting market capitalization throughout 2009 at a level below our recorded book value at December 31, 2009, in accordance with FASB ASC 360 “Property, Plant and Equipment”, the Company conducted a review of Nam Tai’s long-lived assets for potential impairment.

In view of the sustained level of the Company’s stock price during 2010 and our resulting market capitalization throughout 2010 at a level below our recorded book value at December 31, 2010, the Company conducted a similar review of Nam Tai’s long-lived assets for potential impairment.

In 2011, although the Company’s stock price remained below the aggregate book value of its assets, management assessed and determined that there were no events or changes in circumstances to indicate that the carrying amounts of long-lived assets in Nam Tai’s Shenzhen facilities were not recoverable and there were impairment tests conducted with respect to those assets, and in view of the continuous operating losses and negative cash flows in Nam Tai’s Wuxi facilities, the Company assessed the impairment of its long-lived assets used in the Wuxi facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated that the carrying amounts of the Company’s long-lived assets at December 31, 2011 were less than the undiscounted cash flows.

No impairment was recognized in respect of the Company’s long-lived assets for the years ended December 31, 2009, 2010 and 2011.

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

Certain of the Company’s subsidiaries are subject to value-added tax of 17% on the revenue earned for goods and services sold in the PRC. The Company presents revenue net of such value-added tax which amounted to $369, $73 and $378 for the years ended December 31, 2009, 2010 and 2011, respectively.

2.	Summary of Significant Accounting Policies — continued

(j)	Shipping and handling costs

Shipping and handling costs are classified as cost of sales for materials purchased and selling expenses for those costs incurred in the delivery of finished products. During the years ended December 31, 2009, 2010 and 2011, shipping and handling costs classified as costs of sales were $363, $323 and $588, respectively. During the years ended December 31, 2009, 2010 and 2011, shipping and handling costs classified as selling expenses were $669, $940 and $1,203, respectively.

(k)	Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products and are expensed as incurred.

(l)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses was $36 for the year ended December 31, 2009. No advertising expenses were recognized for the years ended December 31, 2010 and 2011, respectively.

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

The functional currency of the Company and its subsidiaries include the U.S. dollar or the Hong Kong dollar. The financial statements of all subsidiaries are translated in accordance with FASB ASC 830 “Foreign Currency Matters”. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

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

2.	Summary of Significant Accounting Policies — continued

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

(s)	Comprehensive loss

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

As of December 31, 2010 and 2011, the Company did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis.

(u)	Concentration of other risk

The market for our products is characterized by rapidly changing technology and evolving industry standards. The Company’s results of operations are affected by a wide variety of factors, including general economic conditions; manufacturing capacity; the ability to manufacture efficiently; demand for the company’s products; competition and intellectual property in a rapidly evolving market. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to the factors mentioned above.

(v)	Recent changes in accounting standards

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, which provides common requirements for measuring fair value and disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011. The adoption of ASU No. 2011-04 is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011, although early adoption is permitted. In December 2011, the FASB issued ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, which indefinitely defers certain aspects of ASU No. 2011-05 related to the presentation of reclassification adjustments. The adoption of ASU No. 2011-05 and ASU No. 2011-12 are not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

2.	Summary of Significant Accounting Policies — continued

(v)	Recent change in accounting standards — continued

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment”, which permits a company to first assess qualitative factors to determine whether it is more likely than not that the fair value is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step process for goodwill impairment testing previously required under Topic 350. ASU No. 2011-08 is effective for the Company for the annual and interim goodwill tests performed for years beginning after December 15, 2011, with early adoption permitted. The adoption of ASU No. 2011-08 is not expected to have a material impact on the company’s financial position, results of operations and cash flows.

3.	Inventories

Inventories consist of the following:

At December 31,	2010	2011
Raw materials	$19,372	$21,483
Work-in-progress	4,022	5,194
Finished goods	5,664	5,179

	$29,058	$31,856

4.	Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

At December 31,	2010	2011
At cost:
Buildings	$89,361	$93,913
Machinery and equipment	128,647	120,402
Leasehold improvements	30,586	26,907
Furniture and fixtures	4,469	5,058
Automobiles	1,397	1,151
Tools and molds	283	337

Total	254,743	247,768
Less: accumulated depreciation	(166,642)	(159,313)

	88,101	88,455
Construction in progress	794	60,859

Net book value	$88,895	$149,314

Depreciation expenses were $22,819, $23,734 and $15,785 for the years ended December 31, 2009, 2010 and 2011, respectively.

5.	Goodwill

A summary of the changes in the carrying value of goodwill, by reporting unit, is as follows:

CECP reporting unit
At December 31, 2010	$2,951
Impairment loss recognized during the year	(2,951)

At December 31, 2011	—

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

5.	Goodwill — Continued

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

In 2011, the Company performed impairment test for goodwill by comparing the fair value of the CECP reporting unit with its carrying amount, including goodwill. The fair value of the CECP reporting unit was determined using a discounted cash flow methodology, based on a discount rate of 8.17% and expected future cash flows provided by management. As there were only two customers left in the CECP segment, the future cash flows were significantly reduced, therefore, the fair value of the CECP reporting unit is less than its carrying value (including goodwill) as of December 31, 2011. The Company further performed step 2 of the impairment test and allocated the fair value of the CECP reporting unit to all assets and liabilities, and to any unrecognized intangibles, as if the CECP reporting unit had been acquired at December 31, 2011. As the implied fair value of goodwill is zero, an impairment loss of $2,951 was recognized in 2011.

6.	Investments in Subsidiaries

	Place of	Principal	Percentage of Ownership as at December 31,
Subsidiaries	Incorporation	activity	2010	2011
Consolidated principal subsidiaries:
Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	Cayman Islands	Investment holding	100%	100%
Nam Tai Holdings Limited	BVI	Investment holding	100%	100%
Nam Tai Investment Limited	Hong Kong	Investment holding	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”)	Hong Kong	Inactive	100%	100%
Namtai Investment (Shenzhen) Co., Ltd. (“NTISZ”) (previously known as “Namtai Electronic (Shenzhen) Co., Ltd.”)	PRC	Investment holding	100%	100%
Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”)	PRC	Manufacturing and trading	100%	100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”)	PRC	Manufacturing and trading	100%	100%

    Retained Earnings and Reserves

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the distribution of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Please refer to Note 12 for further details of the New Law. The New Law became effective from January 1, 2008. Prior to the enactment of the New Law, when dividends are paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $294,691 and $327,697 as of December 31, 2010 and 2011, respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

7.	Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

At December 31,	2010	2011
Accrued salaries	$4,744	$3,003
Accrued bonus	4,561	2,070
Accrued tooling and equipment charges	553	3,485
Accrued professional fees	1,709	1,616
Construction payable	1,102	17,731
Others	4,815	10,381

	$17,484	$38,286

8.	Bank Loans and Banking Facilities

The subsidiaries of the Company have credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2010 and 2011, these facilities totaled $14,130 and $8,159, of which $14,130 and $6,012 were unused at December 31, 2010 and 2011, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks’ usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review. The banking facilities are secured by guarantee given by NTISZ.

Total banking facilities utilized which are usance bills pending maturity may not agree to notes payable due to bank having not yet received the bills of goods from vendors as of the balance sheet date.

At December 31,	2010	2011
Usance bills pending maturity	$—	$2,147

Total banking facilities utilized	—	2,147
Less: Outstanding letters of credit	—	(1,879)

Notes payable	$—	$268

The weighted average interest rate was 7.34% per annum.

9.	Equity

(a)	The Company has only one class of common shares authorized, issued and outstanding.

(b)	Stock Options

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

9.	Equity — continued

(b)	Stock Options — continued

A summary of stock option activity during the three years ended December 31, 2011 is as follows:

	Number of options	Weighted average exercise price	Weighted average fair value per option
Outstanding and exercisable at January 1, 2009	15,000	$22.25	$6.64
Granted	75,000	$4.41	$0.89
Expired	(15,000)	$22.25	$6.64

Outstanding and exercisable at December 31, 2009	75,000	$4.41	$0.89
Granted	60,000	$4.45	$1.58
Surrendered	(15,000)	$4.41	$0.89

Outstanding and exercisable at December 31, 2010	120,000	$4.43	$1.24
Granted	60,000	$5.92	$1.87

Outstanding and exercisable at December 31, 2011	180,000	$4.93	$1.45

Details of the options granted by the Company in 2009, 2010 and 2011 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period
In 2009
75,000	100% vested at date of grant	$4.41	June 5, 2009 to June 4, 2012 (note 1)
In 2010
60,000	100% vested at date of grant	$4.45	June 3, 2010 to June 2, 2013

In 2011
60,000	100% vested at date of grant	$5.92	June 10, 2011 to June 9, 2014

Note:
1. 15,000 of these stock options were surrendered during 2010.

9.	Equity — continued

(b)	Stock Options — continued

As of December 31, 2011, there were no non-vested stock options. The total amount of recognized compensation expense in 2009, 2010 and 2011 was $67, $95 and $112, respectively.

The following summarizes information about stock options outstanding at December 31, 2011. 180,000 stock options are exercisable as of December 31, 2011.

		Weighted average
	Number	remaining contractual
Weighted average exercise price	of options	life in months
$4.93	180,000	17.2

The weighted average remaining contractual life of the stock options outstanding at December 31, 2009, 2010 and 2011 was approximately 29, 23 and 17 months, respectively. The weighted average fair value of options granted during 2009, 2010 and 2011 was $0.89, $1.58 and $1.87, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2009	2010	2011
Risk-free interest rate	1.50%	1.25%	0.75%
Expected life	3 years	3 years	3 years
Expected volatility	52.34%	51.23%	50.99%
Expected dividend yield	9.98%	—	1.69%

(c)	Share Buy-back

No shares were repurchased during the years ended December 31, 2009, 2010 and 2011.

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

10.	Earnings Per Share

The calculations of basic earnings per share and diluted earnings per share are computed as follows:

	Income	Weighted average number of shares	Per share amount
Year ended December 31, 2009
Basic earnings per share	$1,652	44,803,735	$0.04
Effect of dilutive securities — Stock options	—	6,063	—

Diluted earnings per share	$1,652	44,809,798	$0.04

	Income	Weighted average number of shares	Per share amount
Year ended December 31, 2010
Basic earnings per share	$15,006	44,803,735	$0.33
Effect of dilutive securities — Stock options	—	18,025	—

Diluted earnings per share	$15,006	44,821,760	$0.33

	Income	Weighted average number of shares	Per share amount
Year ended December 31, 2011
Basic earnings per share	$505	44,803,735	$0.01
Effect of dilutive securities — Stock options	—	37,467	—

Diluted earnings per share	$505	44,841,202	$0.01

11.	Staff Retirement Plans

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

According to the applicable laws and regulations in the PRC, the Company is required to contribute 10% to 11% and 20% of the stipulated salary set by the local government of Shenzhen and Wuxi, respectively. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in Macao, Hong Kong and the PRC amounted to $1,480, $1,715 and $2,317 for the years ended December 31, 2009, 2010 and 2011, respectively.

12.	Income Taxes

The components of income before income taxes are as follows:

Year ended December 31,	2009	2010	2011
PRC, excluding Hong Kong and Macao	$4,629	$25,405	$7,402
Hong Kong, Macao and other jurisdictions	(3,881)	(5,148)	(6,365)

	$748	$20,257	$1,037

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2009, 2010 and 2011 to the estimated income earned in or derived from Hong Kong during the respective years, if applicable.

On March 16, 2007, the PRC promulgated the New PRC Tax Law. Under the New Law which became effective from January 1, 2008, inter alia, the tax refund to a foreign Investment Enterprises (“FIEs”) whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years under the capital reinvestment scheme is removed. In addition, under the New Law, all enterprises (both domestic enterprises and FIEs) will have one uniform tax rate of 25%. On December 6, 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively, for Shenzhen PRC subsidiaries. Moreover, under the New Law, there is no reduction in the tax rate for FIEs such as Namtai Shenzhen, which export 70% or more of the production value of their products with effect from January 1, 2008. As such, the Shenzhen PRC subsidiaries do not have any further benefit since the implementation of the New Law in 2008.

For our subsidiary in Wuxi, China, it is granted a 5-year tax benefit. According to the PRC tax regulation, “Guo Shui Fa (2007) No. 39” issued in 2007, Wuxi Zastron-Flex is entitled to full exemption for the first two years starting 2008 and 50% exemption for the following three years accordingly.

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008.

The limitation of the Company’s obligation for the 5% dividend withholding tax to only those dividends paid out of earnings that arose on or after January 1, 2008 is due to guidance issued by the PRC government in February 2008. As such, the Company’s tax provision includes $363, $276 and nil of income tax expense for the 5% dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries as of December 31, 2009, 2010 and 2011, respectively.

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

12.	Income Taxes — continued

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, during the years ended December 31, 2009, 2010 and 2011, there were no interest and penalties related to uncertain tax positions, and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2009 to 2011 may be subject to examination by the PRC and Hong Kong tax authorities.

Tax Dispute with Hong Kong Inland Revenue Department

Since the fourth quarter of 2007, several of our inactive subsidiaries have been involved in tax disputes relating to tax years 1996 and later years with the Inland Revenue Department of Hong Kong, or HKIRD, the income tax authority of the Hong Kong Government. These disputes are discussed sequentially below.

(1) NTTC

(a) In October 2007, the HKIRD issued an assessment Determination against Nam Tai Trading Company Limited (“NTTC”), a limited liability company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company. This assessment relates to four tax years from 1996/1997 to 1999/2000. The taxes assessed in this proceeding amount to approximately $2,900.

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

(c) Furthermore, from May to November 2010, the HKIRD issued three separate writs against NTTC claiming taxes and interests on unpaid taxes, in the amount of approximately $900, $1,100 and $120 for the taxable years from 1996/1997 to 2003/2004, from 1996/1997, 1998/1999 and 1999/2000, and from 1996/1997 to 1999/2000, respectively. NTTC did not contest these proceedings, judgments were thus entered against NTTC.

(d) As a result of the proceedings stated in paragraphs (b) – (c) above, the HKIRD petitioned to the High Court of Hong Kong for a winding-up order against NTTC for the overdue judgment sums on June 10, 2011. The petition is fixed to be heard in the High Court of Hong Kong on March 13, 2012. NTTC shall ask for an adjournment of the hearing of the petition pending the determination of the HKIRD on whether to assess additional tax against the former directors of NTTC (see paragraph 5 herein below for details) since such determination is related to the arguments raised in the winding-up proceedings.

(2) NTGM

(a) The HKIRD has also made estimated assessments against Nam Tai Group Management Limited (“NTGM”), another wholly-owned subsidiary of Nam Tai, which has been inactive since 2005. This assessment, which relates to the tax years of 2001 and 2002, is in the amount of approximately $172, including interest allegedly due thereon. On December 17, 2008, the Hong Kong tax authorities issued a Writ of Summons through the District Court in Hong Kong claiming against NTGM the amount of $172 as taxes allegedly due and payable, together with interest, to the Hong Kong tax authorities for the fiscal years 2001 to 2002. NTGM filed its defense on January 29, 2009, but on February 17, 2009, HKIRD filed papers seeking to strike out NTGM’s defense. As NTGM’s defense was similar to the defense of NTTC and Senior Counsel had advised that NTTC’s defense was not arguable before the Court, NTGM accordingly agreed with HKIRD to allow Judgment to be entered against NTGM by consent.

12.	Income Taxes — continued

(b) On February 8, 2011, HKIRD issued a writ against NTGM claiming taxes in the amount of approximately $855 for the taxable years 2001/2002 to 2003/2004. NTGM filed a Defense to this action. The hearing of the action took place on September 6, 2011. The judgment was handed down on September 29, 2011 with the Defense being struck out and judgment was thus entered against NTGM.

(c) The HKIRD has commenced taxation by filing and serving its bill of costs together with a Notice of Commencement of Taxation both dated December 23, 2011. NTGM did not file any list of objections since it has no funds at hand. The taxing master of the District Court in Hong Kong has directed that the bill of costs filed by the HKIRD be set down for provisional taxation by a Chief Judicial Clerk on March 22, 2012.

(3) NTT

(a) On September 14, 2009, the HKIRD issued a writ against Nam Tai Telecom (Hong Kong) Company Limited (“NTT”), a dormant company of the Company, claiming taxes in the amount of approximately $337 for the taxable year 2002/2003. Judgment has been entered against NTT.

(b) On February 17, 2011, HKIRD issued a writ against NTT claiming taxes in the amount of approximately $34 for the taxable year 2002/2003. NTT filed a Defense to this action. The hearing of this action was heard together with the case of NTGM as discussed in paragraph (2)(b) above on September 6, 2011. Similarly, the judgment was handed down on September 29, 2011 with the Defense being struck out and judgment was thus entered against NTT.

(c) The HKIRD has commenced taxation by filing and serving its bill of costs together with a Notice of Commencement of Taxation both dated December 23, 2011. NTT did not file any list of objections since it has no funds at hand. The taxing master of the District Court in Hong Kong has directed that the bill of costs filed by the HKIRD be set down for provisional taxation by a Chief Judicial Clerk on March 12, 2012.

12.	Income Taxes — continued

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

The two former directors submitted written representations in opposition to the issuance of the Notices, through their tax advisors, to the HKIRD on February 16, 2011, February 25, 2011, May 13, 2011 and June 30, 2011 respectively. The matter is pending the HKIRD’s further reply. One of these former directors has commenced an action in the High Court of Hong Kong in November 2011 to seek an order from the Court that, inter alia, the Notice be withdrawn by the HKIRD.

At this time, Nam Tai is unable to assess the potential impact of these proceedings on the Company. However, the Company may be required to indemnify and defend this matter for the former directors and officers. If forced to defend, the Company plans to do so vigorously.

Nam Tai maintains directors’ and officers’ liability insurance against certain claims or liabilities that may arise by reason of the status or service of its directors and officers as such. We have informed Nam Tai’s directors’ and officers’ liability insurance carrier of the HKIRD’s Notices of assessment against NTTC’s former directors and they have confirmed that the HKIRD’s Notices constitute a claim under the coverage of the directors’ and officers’ liability insurance policy. Details of the reimbursement of the relevant costs are still in the process of being sorted out.

Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2009	2010	2011
Current tax	$(2,087)	$(7,828)	$(3,070)
Deferred tax	804	2,577	2,538

	$(1,283)	$(5,251)	$(532)

12.	Income Taxes — continued

The Company’s deferred tax assets and liabilities as of December 31, 2010 and 2011 are attributable to the following:

December 31,		2010	2011
Net operating losses		$3,585	$6,199
Obsolete inventories		23	42
Allowance for doubtful accounts		3	2
Property, plant and equipment		5,832	6,438
Pre-operating expenses		272	—

Total deferred tax assets		9,715	12,681
Less: valuation allowance		(916)	(1,344)

Deferred tax assets		8,799	11,337

Deferred tax liability arising from withholding tax on undistributed earnings of PRC subsidiaries		(1,379)	(1,379)

Net deferred tax asset		$7,420	$9,958

Movement of valuation allowance:
December 31,	2009	2010	2011
At beginning of the year	$1,831	$1,588	$916
Current year (reduction) addition	(276)	(672)	428
Change in tax law	33	—	—

At end of the year	$1,588	$916	$1,344

The valuation allowance as of December 31, 2009, 2010 and 2011 was related to net operating losses carried forward that, in the judgment of management, are more likely than not that the assets will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences become deductible.

As of December 31, 2009, 2010 and 2011, the Company had net operating losses of $3,326, $5,549 and $8,147 respectively, which may be carried forward indefinitely. As of December 31, 2011, the Company had net operating losses of $1,341, $10,107 and $20,330, which will expire in the year ending December 31, 2014, 2015 and 2016, respectively.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Year ended December 31,	2009	2010	2011
Income before income taxes	$748	$20,257	$1,037
PRC tax rate	20%	22%	24%
Income tax expense at PRC tax rate on income before income tax	$(150)	$(4,457)	$(249)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(485)	(134)	(221)
Effect of tax exemption	—	—	(1,526)
Effect of change in tax law	364	134	155
Change in valuation allowance	276	672	(428)
Deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	(363)	(276)	—
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Non-deductible impairment loss on goodwill	—	—	(708)
Non-deductible and non-taxable items	(766)	(777)	1,738
(Under) over-provision of income tax expense in prior years	(46)	(69)	1,369
Others	(113)	(344)	(662)

Income tax expense	$(1,283)	$(5,251)	$(532)

No income tax arose in the United States of America in any of the periods presented.

13.	Financial Instruments

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and accounts receivable. As at December 31, 2011, the largest two customers’ trade receivables accounted for 62% and 14% of total accounts receivable.

The Company’s cash and cash equivalents are uninsured and they are placed at banks with high credit ratings. This investment policy limits the Company’s exposure to credit risk.

The accounts receivable balances largely represent amounts due from the Company’s principal customers who are international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, credit risk is limited. Allowance for doubtful debts were $13 and $18 as of December 31, 2010 and 2011, respectively.

14.	Commitments and Contingencies

(a) Commitments

Our contractual obligations, including capital expenditures and future minimum lease payments under non-cancelable operating lease arrangements and purchase commitments under non-cancelable arrangements as of December 31, 2011, are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments (in thousands) due by period
Contractual Obligation	Total	2012	2013	2014
Operating leases(1)	$517	$392	$125	$—	(2)
Capital commitments	27,871	27,871	—	—
Other purchase obligations	46,525	46,525	—	—

Total	$74,913	$74,788	$125	$—

(1)	The Company leases the staff quarters in Wuxi, the LCD facilities in Shenzhen and director’s quarter in Hong Kong under operating leases expiring from 2012 to 2014. The rental expenses charged for the years ended December 31, 2009, 2010 and 2011 amounted to $1,849, $2,022 and $2,133, respectively.
(2)	The lease expiring in 2014 is cancelable upon three months notice.

(b) Significant legal proceedings

Save as disclosed in Note 12, there is no other significant legal proceeding as of December 31, 2011.

15.	Segment Information

The Chief Operating Decision Maker is identified as the Chief Executive Officer and Chief Financial Officer. They review these segment results when making decisions about allocating resources and assessing the performance of the Company.

Prior to fiscal year 2010, the Company operated in three reportable segments—telecommunication components assembly (“TCA”), consumer electronics and communication products (“CECP”), and LCD products (“LCDP”). In 2010 the Company’s business was consolidated into two segments, TCA and CECP, following the merger of the Company’s LCDP and TCA segments. The management reviews the segment results of TCA and CECP when allocating resources and assessing performance. The change in segment reporting was due to the following:

•	Most of the LCDP business has been LCD module assembly for telecommunication products since 2010, which is similar to the business operated by TCA; and

•	Since the merger, the combined segments can now be run by a single management team.

In view of the similarity of the products, the Company has merged the LCDP segment into the TCA segment. The results of the former LCDP segment were included in the TCA segment since 2010. In addition, the Company’s FPCB business was too small to be designated as a separate business segment in 2011.

Management continue to evaluate their segmentation on an ongoing basis. In reviewing their segmentation, they note that the Company discontinued CECP production for Bluetooth headsets and calculators with two major box-built customers in the fourth quarter of 2010. If the CECP segment falls below the threshold prescribed under FASB ASC 280-10-50-12, they will combine this segment with the TCA segment and will not disclose separate CECP segment information starting in the first quarter of 2012.

15.	Segment Information — continued

Year ended December 31, 2009

	TCA	CECP	Corporate	Total
Net sales	$292,074	$116,063	$—	$408,137
Cost of sales	(273,011)	(94,806)	—	(367,817)

Gross profit	19,063	21,257	—	40,320
General and administrative expenses	(17,085)	(7,155)	(4,153)	(28,393)
Selling expenses	(3,248)	(2,018)	—	(5,266)
Research and development expenses	(2,987)	(3,286)	—	(6,273)
Other income (expenses), net	262	78	(596)	(256)
Interest income	78	476	264	818
Interest expense	(202)	—	—	(202)

(Loss) income before income taxes	(4,119)	9,352	(4,485)	748
Income taxes	1,400	(2,683)	—	(1,283)

Consolidated net (loss) income	(2,719)	6,669	(4,485)	(535)
Net loss attributable to noncontrolling interests	2,146	41	—	2,187

Net (loss) income attributable to Nam Tai shareholders	$(573)	$6,710	$(4,485)	$1,652

Year ended December 31, 2010

	TCA	CECP	Corporate	Total
Net sales	$401,259	$133,161	$—	$534,420
Cost of sales	(375,250)	(107,876)	—	(483,126)

Gross profit	26,009	25,285	—	51,294
General and administrative expenses	(12,143)	(6,074)	(7,015)	(25,232)
Selling expenses	(4,346)	(1,158)	—	(5,504)
Research and development expenses	(3,558)	(2,199)	—	(5,757)
Other income, net	2,080	1,064	828	3,972
Interest income	303	574	607	1,484

Income (loss) before income taxes	8,345	17,492	(5,580)	20,257
Income taxes	(1,728)	(3,523)	—	(5,251)

Net income (loss) attributable to Nam Tai shareholders	$6,617	$13,969	$(5,580)	$15,006

Year ended December 31, 2011

	TCA	CECP	Corporate	Total
Net sales	$527,894	$74,423	$—	$602,317
Cost of sales	(507,025)	(67,203)	—	(574,228)

Gross profit	20,869	7,220	—	28,089
General and administrative expenses	(16,783)	(3,425)	(7,117)	(27,325)
Selling expenses	(4,965)	(937)	—	(5,902)
Research and development expenses	(2,461)	(901)	—	(3,362)
Impairment loss on goodwill	—	—	(2,951)	(2,951)
Other income, net	4,843	1,210	3,707	9,760
Interest income	224	—	2,504	2,728

Income (loss) before income taxes	1,727	3,167	(3,857)	1,037
Income taxes	(1,350)	818	—	(532)

Net income (loss) attributable to Nam Tai shareholders	$377	$3,985	$(3,857)	$505

There were no material inter-segment sales for the years ended December 31, 2009, 2010 and 2011. Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at prices consistent with what the Company would charge third parties for similar goods.

15.	Segment Information — continued

Year ended December 31, 2009

	TCA	CECP	Corporate	Total
Depreciation and amortization	$16,597	$6,516	$3	$23,116
Capital expenditures	$24,806	$176	$—	$24,982
Total assets	$183,887	$112,058	$107,979	$403,924
Year ended December 31, 2010
	TCA	CECP	Corporate	Total
Depreciation and amortization	$18,134	$5,839	$495	$24,468
Capital expenditures	$4,409	$123	$80	$4,612
Total assets	$197,083	$55,569	$198,128	$450,780
Year ended December 31, 2011
	TCA	CECP	Corporate	Total
Depreciation and amortization	$13,869	$1,939	$260	$16,068
Capital expenditures	$71,541	$223	$4,723	$76,487
Total assets	$278,970	$45,858	$132,915	$457,743

15.	Segment Information — continued

A summary of the percentage of net sales of each of the Company’s product lines of each segment for the years ended December 31, 2009, 2010 and 2011, is as follows:

Year ended December 31,	2009	2010	2011
Product line
TCA	72%	75%	88%
CECP	28%	25%	12%

	100%	100%	100%

A summary of net sales, net income (loss) attributable to Nam Tai shareholders and long-lived assets by geographical areas is as follows:

By geographical area:

Year ended December 31,	2009	2010	2011
Net sales from operations within:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$408,137	$534,420	$602,317
Intercompany sales	19	1,222	945

	$408,156	$535,642	$603,262

- Intercompany eliminations	(19)	(1,222)	(945)

Total net sales	$408,137	$534,420	$602,317

Net income (loss) attributable to Nam Tai shareholders within:
- PRC, excluding Hong Kong and Macao	$5,533	$20,154	$6,870
- Hong Kong and Macao	(3,881)	(5,148)	(6,365)

Total net income attributable to Nam Tai shareholders	$1,652	$15,006	$505

Year ended December 31,	2009	2010	2011
Net sales to customers by geographical area:
- Hong Kong	$116,254	$103,337	$101,682
- Europe	47,577	64,587	41,519
- United States	41,147	51,963	32,332
- PRC (excluding Hong Kong)	43,300	16,578	8,198
- Japan	140,923	291,883	413,725
- North America (excluding United States)	762	914	1,138
- Korea	1,503	277	135
- Others	16,671	4,881	3,588

Total net sales	$408,137	$534,420	$602,317

15.	Segment Information — continued

As of December 31,	2009	2010	2011
Long-lived assets by geographical area:
- PRC, excluding Hong Kong and Macao	$121,286	$101,014	$156,709
- Hong Kong and Macao	120	145	4,586

Total long-lived assets	$121,406	$101,159	$161,295

The Company’s sales to customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2009	2010		2011
A	$94,015	$	N/A	$	N/A
B	41,559		94,644		62,894
C	72,922		63,803		62,978
D	49,770		131,873		194,771
E	N/A		88,952		185,115

	$258,266		$379,272		$505,758

The Company’s purchase from suppliers which accounted for 10% or more of its purchases are as follows:

Year ended December 31,	2009	2010		2011
A	$62,359	$	N/A	$	N/A
B	39,778		124,126		160,274
C	35,699		N/A		N/A
D	N/A		50,477		114,322

	$137,836		$174,603		$274,596

16.	Employee Severance Benefits

There was a labor strike in December 2011 due to dissatisfaction with the 23% increase in the wage package for 2012 . Approximately 1,200 employees were laid off. The Company suffered serious difficulties in production and business operations due to shortage of skillful labor. The headcount in the operating subsidiaries decreased to 5,206 from 5,824 at December 31, 2010. The employee severance benefits in 2011 amounted to $3,032 (2010: $656), which was recorded as general and administrative expenses. The employee severance benefits by segment were as follows:

	2010	2011
Expenses incurred by segment:
TCA	$—	$2,917
CECP	656	88
Corporate	—	27

	$656	$3,032

	2010	2011
Provision for employee severance benefits:
Balance at January 1	$979	$75
Provision for the year	656	3,032
Payments during the year	(1,560)	(3,078)

Balance at December 31	$75	$29

17.	Subsequent Events

a) On February 22, 2012, Wuxi Zastron-Flex entered into a Contract of Land Use Right Acquisition with the Government for land of approximately 159,890 square feet at a consideration of approximately $1,600 (RMB10,027).

b) Subsequent to the balance sheet date, the Company obtained bank facilities in an aggregate of $50,000 and RMB 350,000 from two banks.

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

STATEMENTS OF INCOME

(In thousands of U.S. dollars)

	Year ended December 31,
	2009	2010	2011
General and administrative expenses*	$(2,936)	$(2,763)	$(2,374)
Other (expense) income, net	(626)	23	1,186
Interest income on loan to a subsidiary	11,134	11,568	7,721
Interest income	263	233	725

Income before income taxes	7,835	9,061	7,258
Income taxes	—	—	—
Income before share of net profits of subsidiaries, net of taxes	7,835	9,061	7,258
Share of net (losses) profits of subsidiaries, net of taxes	(6,183)	5,945	(6,753)

Net income attributable to Nam Tai shareholders	$1,652	$15,006	$505

* Amount of share-based compensation expense included in general and administrative expenses	$67	$95	$112

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	$88,333	$66,218
Fixed deposits maturing over three months	—	34,825
Prepaid expenses and other receivables	133	504
Loan to a subsidiary—current	77,857	—
Amounts due from subsidiaries	32,863	38,545

Total current assets	199,186	140,092
Property, plant and equipment, net	—	4,487
Deposits for property, plant and equipment	433	—
Loan to a subsidiary—non-current	207,622	93,108
Investments in subsidiaries	(51,302)	98,945

Total assets	$355,939	$336,632

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$1,650	$1,881
Dividend payable	8,961	12,545
Amounts due to subsidiaries	11,194	—

Total liabilities	21,805	14,426

Shareholders’ equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 44,803,735 shares as at December 31, 2010 and 2011)	448	448
Additional paid-in capital	286,943	287,055
Retained earnings	46,751	34,711
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	334,134	322,206

Total liabilities and shareholders’ equity	$355,939	$336,632

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity	Comprehensive Income
Balance at January 1, 2009	44,803,735	$448	$282,767	$39,054	$(8)	$322,261
Equity-settled share-based payment	—	—	67	—	—	67
Acquisition of subsidiaries’ share	—	—	2,430	—	—	2,430
Net income	—	—	—	1,652	—	1,652	$1,652

Comprehensive income							$1,652

Balance at December 31, 2009	44,803,735	$448	$285,264	$40,706	$(8)	$326,410
Equity-settled share-based payment	—	—	95	—	—	95
Deemed contribution of services	—	—	1,584	—	—	1,584
Net income	—	—	—	15,006	—	15,006	$15,006

Comprehensive income							$15,006

Cash dividends ($0.20 per share)	—	—	—	(8,961)	—	(8,961)

Balance at December 31, 2010	44,803,735	$448	$286,943	$46,751	$(8)	$334,134
Equity-settled share-based payment	—	—	112	—	—	112
Net income	—	—	—	505	—	505	$505

Comprehensive income							$505

Cash dividends ($0.28 per share)	—	—	—	(12,545)	—	(12,545)

Balance at December 31, 2011	44,803,735	$448	$287,055	$34,711	$(8)	$322,206

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income attributable to Nam Tai shareholders	$1,652	$15,006	$505

Adjustments to reconcile net income attributable to Nam Tai shareholders to net cash provided by operating activities:
Share of net losses (profits) of subsidiaries, net of taxes	6,183	(5,945)	6,753
Depreciation	2	—	221
Loss on disposal of property, plant and equipment	—	1	—
Share-based compensation expenses	67	95	112
Changes in current assets and liabilities:
Decrease (increase) in prepaid expenses and other receivables	309	(133)	(371)
(Decrease) increase in accrued expenses and other payables	(779)	658	231

Net cash provided by operating activities	$7,434	$9,682	$7,451

Cash flows from investing activities:
Purchase of property, plant and equipment	—	—	(4,708)
(Increase) decrease in deposit for purchase of property, plant and equipment	—	(433)	433
(Increase) decrease in fixed deposits maturing over three months	(12,903)	12,903	(34,825)
Acquisition of subsidiaries’ shares	(43,434)	—	—
Decrease (increase) in amounts due from subsidiaries	1,856	(21,729)	(5,682)

Net cash used in investing activities	$(54,481)	$(9,259)	$(44,782)

Cash flows from financing activities:
Increase (decrease) in amounts due to subsidiaries	14,682	(3,488)	(11,194)
Proceeds from loan to a subsidiary	25,952	—	35,371
Dividend paid	(9,857)	—	(8,961)

Net cash provided by (used in) financing activities	$30,777	$(3,488)	$15,216

Net decrease in cash and cash equivalents	(16,270)	(3,065)	(22,115)
Cash and cash equivalents at beginning of year	107,668	91,398	88,333

Cash and cash equivalents at end of year	$91,398	$88,333	$66,218

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

NOTE TO SCHEDULE 1

(in thousands of U.S. dollars)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2011, $327,697 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2009, 2010 and 2011.

During the years ended December 31, 2009, 2010 and 2011, no cash dividend was declared and paid by subsidiaries of the Company.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Association, as amended and restated effective on December 5, 2007 (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-A/A filed with the SEC on December 13, 2007).

4.1	2006 Stock Option Plan of Nam Tai Electronics, Inc., adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

4.2	Amendment to 2006 Stock Option Plan of Nam Tai Electronics, Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

4.3	Amended 2001 Option Plan of Nam Tai Electronics, Inc. dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

4.4	Amendment to 2001 Stock Option Plan of Nam Tai Electronics, Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

4.5	[reserved]

4.6	[reserved]

4.7	Supplemental plant construction contractor’s agreement (electrical engineering) dated July 10, 2009 between Nam Tai Subsidiary, Wuxi Zastron Precision-Flex Company Limited, and Yixing Building Engineering & Installation Co. Ltd. (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F for the year ended December 31, 2009 filed with the SEC on March 16, 2010).

4.8	[reserved]

4.9	[reserved]

4.10	[reserved]

4.11	[reserved]

4.12	[reserved]

4.13	Employment (Letter) Agreement dated November 25, 2010 between Nam and M. K. Koo, effective on October 1, 2010, for Mr. Koo’s services as Nam Tai’s CFO (incorporated by reference to Exhibit 4.12 to the Company’s Form 20-F for the year ended December 31, 2010 filed with the SEC on March 16, 2011).

Exhibit No.	Exhibit
4.14	Employment (Letter) Agreement dated November 25, 2010 between Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited, or NTEEP, and M. K. Koo, effective on October 1, 2010, for Mr. Koo’s services as NTEEP’s President (incorporated by reference to Exhibit 4.13 to the Company’s Form 20-F for the year ended December 31, 2010 filed with the SEC on March 16, 2011).

4.15	[reserved]

4.16	[reserved]

4.17	[reserved]

4.18	[reserved]

4.19	Banking Facilities Letter between Nam Tai subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. and HSBC Bank (China) Company Limited, Shenzhen Branch dated January 13, 2012 for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to $50 million.

4.20	Joint Guaranty by Namtai Investment (Shenzhen) Co., Ltd. and Wuxi Zastron Precision-Flex Co., Ltd. in favour of HSBC Bank (China) Company Limited, Shenzhen Branch with maximum liability of approximately RMB 370 million for the banking facilities of Zastron Electronic (Shenzhen) Co., Ltd.

4.21	Banking Facilities Letter between Nam Tai subsidiary, Wuxi Zastron Precision-Flex Co., Ltd. and HSBC Bank (China) Company Limited, Shenzhen Branch dated January 13, 2012 for Wuxi Zastron Precision-Flex Co., Ltd. to receive banking facilities of up to $50 million.

4.22	Joint Guaranty by Namtai Investment (Shenzhen) Co., Ltd. and Zastron Electronic (Shenzhen) Co., Ltd. in favour of HSBC Bank (China) Company Limited, Suzhou Branch with maximum liability of approximately RMB 370 million for the banking facilities of Wuxi Zastron Precision-Flex Co., Ltd.

4.23	Banking Facilities Letter between Wuxi Zastron Precision-Flex Co., Ltd. and China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated January 12, 2012, for Wuxi Zastron Precision-Flex Co., Ltd. to receive banking facilities of up to RMB50 million.

4.24	Guaranty by Zastron Electronic (Shenzhen) Co., Ltd. in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated January 13, 2012, in relation to the RMB50 million banking facilities granted to Wuxi Zastron Precision-Flex Co., Ltd.

4.25	Guaranty by Namtai Investment (Shenzhen) Co., Ltd. in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated January 13, 2012, in relation to the RMB50 million banking facilities granted to Wuxi Zastron Precision-Flex Co., Ltd.

4.26	Banking Facilities Letter between Zastron Electronic (Shenzhen) Co., Ltd. and China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated January 13, 2012 for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to RMB300 million.

4.27

Guaranty by Namtai Investment (Shenzhen) Co., Ltd. in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated January 13, 2012, in relation to the RMB300 million banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd.

8.1	Diagram of Company’s subsidiaries at December 31, 2011. See the diagram following page 23 of this Report.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

12.1	Certification of the Chief Financial Officer and Acting Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm—Moore Stephens

*	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAM TAI ELECTRONICS, INC.

By:	/s/ M. K. Koo
Koo Ming Kown
Chief Financial Officer and Acting Chief Executive Officer

Date: March 16, 2012