Form 20-F/A
period 2011-12-31
NAM TAI ELECTRONICS INC
filed 2012-11-16
CIK 829365

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

Large accelerated  ☐                 Accelerated filer  ☑                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:   ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act).  ☐ Yes  ☑ No

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F (the “Amendment”) amends our Form 20-F for the year ended December 31, 2011 that was filed with the Securities and Exchange Commission on March 16, 2012 (the “Form 20-F”). This Amendment is being filed in response to comments received from the staff of the Securities and Exchange Commission in order to amend the following sections of the Form 20-F: (i) Item 3.D. (“Risk Factors – We believe we were a passive foreign investment company for 2011 and we may also be a passive foreign investment company for 2012, which could result in adverse U.S. federal income tax consequences for U.S. investors.”), and (ii) Item 10. (“Additional Information – Taxation – Distribution on our Common Shares” and “– PFIC Considerations”). Item 6. Directors and Senior Management has also been updated taking into account that Mr. Wang Lu Ping had been promoted to Chief Executive Officer on March 28, 2012.

Other than as described above, this Amendment does not amend, update or restate any other information or disclosure included in the Form 20-F. This Amendment does not reflect any events that have occurred after the date of the initial filing of the Form 20-F, and as a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

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

We believe we were a passive foreign investment company for 2011 and we may also be a passive foreign investment company for 2012, which could result in adverse U.S. federal income tax consequences for U.S. investors.

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

On the assumption that (i) cash and cash equivalents are passive assets and (ii) the market capitalization plus total liabilities of a company may be considered a proxy for the company’s total assets, a calculation based on the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we exceeded the 50% passive asset threshold for 2011. As a result, we believe we were a PFIC for U.S. federal income tax purposes for 2011. However, the PFIC asset test requires an actual valuation of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not conducted an appraisal of the actual fair market value of our assets for 2011 or currently in 2012, and we cannot anticipate the market capitalization of our shares for 2012. Accordingly, we may be treated as a PFIC for 2012. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2011, in 2012 or in any other taxable year, U.S. investors who owned our common shares generally would be subject to increased U.S. tax liabilities and reporting requirements.

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

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Managers

Our current directors and senior management, and their ages as of March 1, 2012, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries
M. K. Koo	67	Nam Tai’s Executive Chairman and Chief Financial Officer; NTEEP’s President and director
Wang Lu Ping	56	Chief Executive Officer and Senior Operations President of Wuxi Manufacturing
Tohru Odashima	61	Senior President of Wuxi Manufacturing
Wang Shi Ping	58	Senior Operations President of Shenzhen Manufacturing
Peter R. Kellogg	69	Member of the Board of Directors
Dr. Wing Yan (William) Lo	51	Member of the Board of Directors
Charles Chu	55	Member of the Board of Directors
Mark Waslen	51	Member of the Board of Directors

M. K. Koo. Mr. Koo, a founder of the Nam Tai Group, serves as our Executive Chairman and Chief Financial Officer. Effective October 1, 2010, Mr. Koo was appointed President and director of NTEEP. Mr. Koo has served Nam Tai in various senior executive and management positions since our inception, including responsibilities for corporate strategy, finance and administration. He is also Chairman of the Board of Directors of NTEEP and Chairman & Legal Representative of Nam Tai’s PRC subsidiaries. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.

Wang Lu Ping. Mr. Wang is the Chief Executive Officer of Nam Tai and the Senior Operations President of Wuxi Manufacturing. He has rejoined Nan Tai as Operations President of its manufacturing plant in Wuxi in September 2011. From 1997 to 2004, Mr. Wang was employed by Nam Tai in various capacities, including Engineering Manager, Assistant General Manager and Managing Director. From 2006 to 2009, Mr. Wang was re-employed as Chief Operating Officer and Chief Executive Officer of Zastron Electronic (Shenzhen) Co., Ltd. Before joining Nam Tai in 1997, Mr. Wang held several management positions in various companies in Taiwan and Malaysia. Mr. Wang graduated from Chinese Military Academy in Taiwan. He has over 28 years of managing experience in the field of electronics industry.

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

We believe we were a PFIC for U.S. federal income tax purposes for 2009, 2010 and 2011 and, based on our current operations, assets and market conditions for our shares, which we cannot anticipate, we may be a PFIC for 2012—see “PFIC Considerations” below and the discussion of certain PFIC issues in “Risk Factors” above. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” may not be available for 2011.

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

A precise determination of the Company’s PFIC status for 2009, 2010 and 2011 would require a valuation of all our assets at each quarter end during each of these years. On the assumption that (i) cash and cash equivalents are passive assets and (ii) the market capitalization plus total liabilities of a company may be considered a proxy for the company’s total assets, a calculation based on the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we exceeded the 50% passive asset threshold for each of 2009, 2010 and 2011. As a result, we believe we were a PFIC for U.S. federal income tax purposes for 2009, 2010 and 2011. However, the PFIC asset test requires an actual valuation of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not conducted an appraisal of the actual fair market value of our assets for 2009, 2010 and 2011 or currently in 2012, and we do not intend to make such an appraisal as we believe that our management and financial resources can be better deployed in other aspects of our business.

If we are classified a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under the PFIC regime, any excess distribution and recognized gain would be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period for our ordinary shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies.

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

During the years ended December 31, 2009, 2010 and 2011, no cash dividend was declared and paid by subsidiaries of the Company.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Association, as amended and restated effective on December 5, 2007 (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-A/A filed with the SEC on December 13, 2007).

4.1	2006 Stock Option Plan of Nam Tai Electronics, Inc., adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

4.2	Amendment to 2006 Stock Option Plan of Nam Tai Electronics, Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

4.3	Amended 2001 Option Plan of Nam Tai Electronics, Inc. dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

4.4	Amendment to 2001 Stock Option Plan of Nam Tai Electronics, Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

4.5	[reserved]

4.6	[reserved]

4.7	Supplemental plant construction contractor’s agreement (electrical engineering) dated July 10, 2009 between Nam Tai Subsidiary, Wuxi Zastron Precision-Flex Company Limited, and Yixing Building Engineering & Installation Co. Ltd. (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F for the year ended December 31, 2009 filed with the SEC on March 16, 2010).

4.8	[reserved]

4.9	[reserved]

4.10	[reserved]

4.11	[reserved]

4.12	[reserved]

4.13	Employment (Letter) Agreement dated November 25, 2010 between Nam and M. K. Koo, effective on October 1, 2010, for Mr. Koo’s services as Nam Tai’s CFO (incorporated by reference to Exhibit 4.12 to the Company’s Form 20-F for the year ended December 31, 2010 filed with the SEC on March 16, 2011).

Exhibit No.	Exhibit
4.14	Employment (Letter) Agreement dated November 25, 2010 between Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited, or NTEEP, and M. K. Koo, effective on October 1, 2010, for Mr. Koo’s services as NTEEP’s President (incorporated by reference to Exhibit 4.13 to the Company’s Form 20-F for the year ended December 31, 2010 filed with the SEC on March 16, 2011).

4.15	[reserved]

4.16	[reserved]

4.17	[reserved]

4.18	[reserved]

4.19	Banking Facilities Letter between Nam Tai subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. and HSBC Bank (China) Company Limited, Shenzhen Branch dated January 13, 2012 for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to $50 million (incorporated by refereceto Exhibit 4.19 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.20	Joint Guaranty by Namtai Investment (Shenzhen) Co., Ltd. and Wuxi Zastron Precision-Flex Co., Ltd. in favour of HSBC Bank (China) Company Limited, Shenzhen Branch with maximum liability of approximately RMB 370 million for the banking facilities of Zastron Electronic (Shenzhen) Co., Ltd. (incorporated by refereceto Exhibit 4.20 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.21	Banking Facilities Letter between Nam Tai subsidiary, Wuxi Zastron Precision-Flex Co., Ltd. and HSBC Bank (China) Company Limited, Shenzhen Branch dated January 13, 2012 for Wuxi Zastron Precision-Flex Co., Ltd. to receive banking facilities of up to $50 million (incorporated by refereceto Exhibit 4.21 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.22	Joint Guaranty by Namtai Investment (Shenzhen) Co., Ltd. and Zastron Electronic (Shenzhen) Co., Ltd. in favour of HSBC Bank (China) Company Limited, Suzhou Branch with maximum liability of approximately RMB 370 million for the banking facilities of Wuxi Zastron Precision-Flex Co., Ltd. (incorporated by refereceto Exhibit 4.22 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.23	Banking Facilities Letter between Wuxi Zastron Precision-Flex Co., Ltd. and China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated January 12, 2012, for Wuxi Zastron Precision-Flex Co., Ltd. to receive banking facilities of up to RMB50 million (incorporated by refereceto Exhibit 4.23 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.24	Guaranty by Zastron Electronic (Shenzhen) Co., Ltd. in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated January 13, 2012, in relation to the RMB50 million banking facilities granted to Wuxi Zastron Precision-Flex Co., Ltd. (incorporated by refereceto Exhibit 4.24 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.25	Guaranty by Namtai Investment (Shenzhen) Co., Ltd. in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated January 13, 2012, in relation to the RMB50 million banking facilities granted to Wuxi Zastron Precision-Flex Co., Ltd. (incorporated by refereceto Exhibit 4.25 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.26	Banking Facilities Letter between Zastron Electronic (Shenzhen) Co., Ltd. and China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated January 13, 2012 for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to RMB300 million (incorporated by refereceto Exhibit 4.26 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.27

Guaranty by Namtai Investment (Shenzhen) Co., Ltd. in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated January 13, 2012, in relation to the RMB300 million banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd. (incorporated by refereceto Exhibit 4.27 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

8.1	Diagram of Company’s subsidiaries at December 31, 2011. See the diagram following page 23 of this Report.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm—Moore Stephens.

*	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAM TAI ELECTRONICS, INC.

By:	/s/ M. K. Koo
Koo Ming Kown
Chief Financial Officer

Date: November 16, 2012