Form 20-F
period 2012-12-31
NAM TAI ELECTRONICS INC
filed 2013-03-15
CIK 829365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None.

As of December 31, 2012 there were 44,803,735 common shares of the registrant outstanding.

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

i

NOTE REGARDING USE OF FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Report”) contains forward-looking statements. The words as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “could”, “would”, “should”, “will”, “is likely to” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. These statements are subject to many important factors, certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled “Risk Factors” under ITEM 3. Key Information.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this Report only:

•	“we”, “us”, “our company”, “our”, the “Company” and “Nam Tai” refer to Nam Tai Electronics, Inc. and, in the context of describing our operations, also include our PRC operating companies;

•	“shares” refer to our common shares, $0.01 par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Taiwan” refers to the Taiwan province of the People’s Republic of China;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China and “HK$” refers to the legal currency of Hong Kong;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China; and

•	all references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States.

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

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected consolidated statements of income data for each of the three years in the period ended December 31, 2012 and the consolidated balance sheets data as of December 31, 2011 and 2012 are derived from our consolidated financial statements and notes thereto included in this Report. The selected consolidated statements of comprehensive income data for each of the two-year periods ended December 31, 2008 and 2009 and the consolidated balance sheets data as of December 31, 2008, 2009 and 2010 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled ITEM 5. Operating and Financial Review and Prospects and our consolidated financial statements including the related footnotes which are included in the F pages of this Report immediately following page 77.

Selected Financial Information

	Year ended December 31,
Consolidated statements of comprehensive income data:	2008	2009	2010	2011	2012
	(in thousands, except per share data)
Net sales	$546,319	$339,022	$448,313	$525,077	$1,147,923
Cost of sales	(480,748)	(305,192)	(409,317)	(505,825)	(1,042,146)
Gross profit	65,571	33,830	38,996	19,252	105,777
Operating expenses:
General and administrative expenses (1)(2)	(26,070)	(24,679)	(22,372)	(21,439)	(28,440)
Selling expenses (1)	(1,966)	(3,802)	(3,702)	(3,919)	(2,666)
Research and development expenses	(9,276)	(5,438)	(4,723)	(2,297)	(1,364)
Impairment loss on goodwill	(17,345)	—	—	(2,951)	—
Total operating expenses	(54,657)	(33,919)	(30,797)	(30,606)	(32,470)
Income (loss) from operations	10,914	(89)	8,199	(11,354)	73,307
Other income (expenses) —net	6,595	(305)	3,877	9,184	9,787
Gain on sale of subsidiaries’ shares	20,206	—	—	—	—
Interest income	6,235	808	1,462	2,728	2,112
Interest expense	(10)	—	—	—	(292)
Income before income tax	43,940	414	13,538	558	84,914
Income tax expenses	(2,930)	(1,939)	(3,672)	(972)	(17,299)
Income (loss) from continuing business	41,010	(1,525)	9,866	(414)	67,615
(Loss) income from discontinued business	(4,941)	990	5,140	919	(694)
Consolidated net income (loss)	36,069	(535)	15,006	505	66,921
Net (income) loss from continuing business attributable to noncontrolling interests	(5,511)	1,010	—	—	—
Net loss from discontinued business attributable to noncontrolling interests	77	1,177	—	—	—
Net income (loss) from continuing business attributable to Nam Tai shareholders	35,499	(515)	9,866	(414)	67,615
Net (loss) income from discontinued business attributable to Nam Tai shareholders	(4,864)	2,167	5,140	919	(694)
Consolidated net income attributable to Nam Tai shareholders	30,635	1,652	15,006	505	66,921
Other comprehensive income	—	—	—	—	—
Consolidated comprehensive income attributable to Nam Tai shareholders	30,635	1,652	15,006	505	66,921
Earnings per share:
Basic earnings per share
Basic earnings (loss) per share from continuing business	$0.79	$(0.01)	$0.22	$(0.01)	$1.51
Basic (loss) earnings per share from discontinued business	$(0.11)	$0.05	$0.11	$0.02	$(0.02)
Basic earnings per share	$0.68	$0.04	$0.33	$0.01	$1.49
Diluted earnings per share
Diluted earnings (loss) per share from continuing business	$0.79	$(0.01)	$0.22	$(0.01)	$1.49
Diluted (loss) earnings per share from discontinued business	$(0.11)	$0.05	$0.11	$0.02	$(0.01)
Diluted net earnings per share	$0.68	$0.04	$0.33	$0.01	$1.48

Consolidated balance sheet data:	2008	2009	2010	2011	2012
	(in thousands, except per share data)
Cash and cash equivalents	237,017	182,722	228,067	118,510	157,838
Fixed deposits maturing over three months	—	12,903	—	34,825	49,824
Working capital (3)	256,304	209,661	229,049	163,060	181,360
Land use rights and property, plant and equipment, net	105,964	111,408	96,869	149,374	168,087
Current assets from discontinued business	36,113	29,695	27,846	34,179	112
Total assets	514,061	403,924	450,780	457,743	636,044
Short-term debts	8,199	—	—	268	12,655
Current liabilities from discontinued business	11,815	13,237	15,474	10,280	515
Total Nam Tai shareholders’ equity (4)	322,261	326,410	334,134	322,206	362,792
Common shares	448	448	448	448	448
Total dividend per share (5)	0.88	—	0.20	0.28	0.60
Total number of common shares issued	44,804	44,804	44,804	44,804	44,804

(1)	The Company’s consolidated statements of comprehensive income from 2008 to 2011 have been restated according to the reclassified profit and loss resulting from discontinued business. The Company’s consolidated statements of comprehensive income for years prior to 2009, as originally published, combined general and administrative expenses and selling expenses as a single line items labeled “Selling, general and administrative expenses”. In the above presentation of Selected Financial Data and in the Company’s consolidated financial statements included in this Report, such expenses have been presented separately to conform to the 2009, 2010, 2011 and 2012 presentation.

(2)	General and administrative expenses for the years ended December 31, 2009, 2010, 2011 and 2012 included employee severance benefits of $3.8 million, $0.7 million, $0.2 million and $3.5 million, respectively. General and administrative expenses for the years ended December 31, 2009 and 2010 also included accruals of $0.8 million and $0.8 million, respectively, for a compensation obligation payable to the Company’s CFO at the end of three years of continuous service. In October 2010, the Company’s compensation obligation payable at the end of three years to its CFO was terminated. In accordance with Staff Accounting Bulletin (“SAB”) Topics 1B.1 and 5T, Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 718-10-15-4, the aggregate of approximately $1.6 million previously accrued on this obligation during the periods from March 1, 2009 through December 31, 2009 and from January 1, 2010 to September 30, 2010 was reclassified and added to “additional paid-in capital” on the Company’s Balance Sheet as at December 31, 2010.
(3)	Working Capital represents the excess of current assets over current liabilities.
(4)	In November 2009, Nam Tai successfully completed the privatization of Nam Tai Electronic & Electrical Products Limited, or NTEEP, by tendering for and acquiring the 25.12% of NTEEP that it did not previously own. This acquisition resulted in NTEEP becoming the Company’s wholly-owned subsidiary. Beginning with its consolidated financial statements for the year ended December 31, 2009, Nam Tai reclassified non-controlling interests for years prior to 2009 as equity in accordance with FASB ASC 810-10-45-16 “Consolidated-Overall-Other Presentation Matter – Non-controlling Interest in a Subsidiary.” The presentation in the table above includes such reclassification for 2008. Total Nam Tai shareholders’ equity at December 31, 2010 also included approximately $1.6 million previously accrued on a compensation obligation payable to the Company’s CFO, which was terminated in October 2010. See footnote (2) above.
(5)	For 2010, 2011 and 2012, the Company declared a dividend payable quarterly in 2011, 2012 and 2013, respectively. See the table entitled “Dividends declared for 2013” in ITEM 8. Financial Information – Dividends on page 61 of this Report for the schedule of dividend payments for 2013.

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

Historically, a substantial percentage of our sales have been made to a small number of customers. During the years ended December 31, 2010, 2011 and 2012, sales to customers who account for 10% or more of our net sales totaled approximately 84.6%, 96.1% and 94.9% of our net sales, respectively. During these same years, sales to our largest 10 customers accounted for 98.6%, 99.4% and 99.5% of our net sales, respectively. We currently depend, and expect to continue to depend, on a relatively small number of customers for a significant percentage of our net revenue. If our customers, particularly our major customers, experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the electronic manufacturing services, or EMS, that we provide to these customers could be curtailed or possibly even terminated. The loss of any one of our major customers or a substantial reduction in orders from any of them could adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size.

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

Even though there were signs that an overall economic recovery was beginning in the second quarter of 2010 and throughout 2011 and 2012, such recovery continues to be uncertain. Recessionary conditions may return. If any of these potential negative economic conditions occur, a number of negative effects on our business could result and adversely affect:

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

Competition in the EMS industry is intense, characterized by price erosion, rapid technological change and competition from major international companies. This intense competition has resulted in pricing pressures and a lower gross margin percentage in certain years. Our gross margin percentages during the years ended December 31, 2008, 2009, 2010, 2011 and 2012 are shown in the chart below.

During 2012, our gross profit margin increased to 9.2% from 3.7% in 2011. Our Wuxi manufacturing facility commenced production of high-resolution liquid crystal display modules (“LCMs”) for tablets in June 2012 and continued to ramp up its production throughout 2012 and our Shenzhen manufacturing facility also began mass production of high-resolution LCMs for smartphones in September 2012, while our overall overhead costs remained stable, which improved our overall gross profit margin. Nevertheless, we may continue to face certain risks including, but not limited to, the appreciation of renminbi, inflation in China, continuous increase in wages and allowance, materials shortage, customers and suppliers’ inability to meet their contractual obligations and financial difficulties resulting in customers and suppliers’ illiquidity. These risks could affect our sales and profit margin. We cannot assure you that we will be able to improve on, or even maintain, our gross margin percentage at the 2012 level. If, as a result of competitive forces, we are compelled to lower our unit prices and are unable to maintain the recent trend of increases in our gross margin percentage, our financial position may be harmed and our stock price may fall.

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
• Lite-on Technology Corporation
• Logitech Internation S.A
• The Primax Group
• Goer Tek, Inc.

Mobile phone accessories	• Balda-Thong Fook Solutions Sdn., Bhd.
• Celestica, Inc.
• Elcoteq Network Corporation
• Flextronics Internation Ltd.
• Foster Corporation
• Foxlink Group
• Merry Electronics Co., Ltd.
• WKK International (Holdings) Ltd.

Liquid crystal display, or LCD panels	• Tianma Microelectronics Co., Ltd.
• Truly International Holdings Ltd.
• Varitronix International Ltd.
• Yeebo (International) Holdings Ltd.

Telecommunication subassemblies and components	• Flextronics Internation Ltd.
• S-Tech Corporation
• Shin-Tech Electronic Co., Ltd.
• Varitronix International Ltd.
• Wuxi Sharp Electronic Components
• Wuxi Technology Corporation

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

In addition to intense competition from large FPC board manufacturers located in Taiwan, China, Korea, Singapore, North America, Japan and Europe, we also face such competition from large, established EMS providers that have acquired or, like we have, developed their own FPC manufacturing capabilities, and have extensive experience in electronics assembly. Furthermore, many companies in our target customer base are moving the design and manufacturing of their products to original engineering manufacturers, or OEMs, in Asia. OEMs could create pressure on us to provide discounts or lower prices to gain or maintain market share, which could adversely affect our margins and the profitability of our FPC business and our operating results as a whole. In addition, after the final evaluation on the viability of our FPC business based on its performance in the third quarter of 2012, we have decided to discontinue our FPC business by the end of March 2013, as this business has been generating losses since its initial production.

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

Our customers may not develop new products in a timely and cost-effective manner, or the market for products they choose to develop may not grow or continue in line with their expectations. This would reduce the overall businesses they outsource, which would seriously affect our business and operating results. Even if we develop capabilities to manufacture new products, there can be no guarantee that a market exists or will develop for such products or that such products will adequately respond to market trends. If we invest resources to develop capabilities to manufacture or expand capabilities for existing and new products, like our investments in our new factory in Wuxi, China and in Guangming Hi-Tech Industrial Park, Shenzhen, China for which sales do not develop, our business and operating results could be seriously harmed. Even if the market for our services grows, it may not grow at an adequate pace.

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

Our ability to obtain local government approvals to release or obtain lands for our planned expansion projects could expand our future manufacturing capacity and positively impact our growth and financial results.

Currently, we have two separate projects planned for expansion, including:

•

the development of raw land in the Guangming Hi-Tech Industrial Park in Shenzhen, China that we acquired in 2007 into new manufacturing and support facilities to supplement our current manufacturing capabilities at our principal manufacturing facilities in Shenzhen, China; and

•

the development of raw land adjacent to our recently operational manufacturing facility in Wuxi, China that we acquired in 2012 in order to construct buildings to support our operations in Wuxi, such as: dormitories, a canteen, a labor activity center, a research laboratory and testing and training centers.

All capital construction and expansion projects in China must obtain a number of government approvals. In 2012, we purchased two parcels of land in Wuxi of approximately 0.5 million square feet from the Wuxi government for the expansion of our Wuxi manufacturing facility. We are currently applying to convert the zoning of a part of our land in Wuxi from industrial to residential and to build certain employee accommodation facilities on that land for self-use. In December 2012, the Shenzhen government released a parcel of land in Shenzhen, Guangming Hi-Tech Industrial Park of approximately 1.2 million square feet that we acquired previously. The release of the land is an important development for the continuity of our manufacturing facility and coincides with the Shenzhen government’s recently announced city rezoning project to redevelop the land that encompasses our existing Shenzhen facility into a high-end commercial district, making the land unsuitable for any manufacturing factory thereafter. To accommodate Shenzhen government’s city re-zoning plan, we plan to relocate our current production facility in Shenzhen city to a new location in Guangming Hi-Tech Industrial Park of approximately 1.2 million square feet (double the size of current facilities). We currently anticipate that it will take approximately three years to complete this relocation and expansion project.

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

At December 31, 2012, we had $168.1 million in long-lived assets on our balance sheet. The valuation of our long-lived assets requires us to make assumptions about future sales prices and sales volumes for our products. Our assumptions are used to forecast future undiscounted cash flows. Given the current economic environment, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and we may have to record an impairment charge. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in the periods and year in which the charge is incurred.

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

We generate all revenues from sales of products that we manufacture at our facilities in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 2.0% in January 2013 from the level in January 2012. The wages we pay our employees also increased substantially in 2012. At December 31, 2012, the average wage level of our direct labor workforce was approximately 13.5% higher than that at December 31, 2011. China’s overall economy and the average wage in the PRC are expected to continue to grow.

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

During the year ended December 31, 2012, approximately 57% of our sales were derived from subassemblies and components for mobile phones. Accordingly, any fluctuations in the size of the mobile phone market, market trends, increased competition or pricing pressure in the mobile phone industry may affect our business and operating results. For example, the mobile phone industry has been experiencing rapid growth, particularly from emerging economies such as India and China. The growth in these markets, however, does not necessarily translate into increased margins or growing profits as mobile phones sold in developing countries are typically stripped down to basic features and sold for low prices. Competition in the emerging markets is fierce, even more intense than in developed markets. Accordingly, we expect that our margins and profitability from the components and assemblies we manufacture for use in mobile phones for emerging economies will continue to undergo severe pricing pressures, resulting in lower margins than we have experienced historically.

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

As of December 31, 2012, approximately 97.2% of the net book value of our total property, plant and equipment was located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, China and Southeast Asia. Our international operations are subject to significant political and economic risks and legal uncertainties, including:

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

Our operations create environmentally sensitive waste. Our manufacturing process involves the use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials. The disposal of hazardous waste has received increasing attention from PRC national and local governments and foreign governments and agencies and is subject to increasing regulation. Currently, PRC environmental protection laws and regulations impose fines on the discharge of waste materials and empower certain environmental authorities to close any facility that causes serious environmental problems. The costs of remedying violations or resolving enforcement actions that might be initiated by governmental authorities could be substantial. Any remediation of environmental contamination would involve substantial expense that could harm our operating results. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our operations may be subject or the manner in which existing or future laws will be administered or interpreted. Future regulations may be applied to materials, products or activities that have not yet been subject to regulation. The costs of complying with new or more stringent regulations could be significant.

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

We have not experienced any major accident in the course of our operations that has caused significant property damage or personal injuries. However, we cannot assure you that major accidents will not occur in the future. Although we have insurance against various risks, including a business interruption or losses or damages to our buildings, machinery, equipment and inventories, the occurrence of certain incidents such as major earthquakes, hurricanes, tsunamis, war, acts of terrorism, pandemics and flood, and their consequences, we may not be covered adequately, or at all, by our insurance. In the event of a major earthquake or other disaster affecting our manufacturing facilities, our operations and management information systems, which control our worldwide procurement, inventory management and shipping and billing activities, could be significantly disrupted. Such events could also delay or prevent product manufacturing and shipment for the time required to transfer production or repair, rebuild or replace the affected manufacturing facilities. This time frame could be lengthy and result in significant expenses for repair and related costs. Any extended inability to continue our operations at affected facilities following such an event would reduce our revenue and potentially damage our reputation as a reliable supplier.

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

We do not have any patents, licenses, or trademarks material to our business. Instead, we rely on trade secrets, industry expertise and our customers sharing their intellectual property with us. However, we cannot assure you that the intellectual property of our customers is their intellectual property. We may be notified that we are infringing patents, copyrights or other intellectual property rights owned by other parties. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. Any litigation, even without merit, could result in substantial costs and the diversion of resources and could materially and adversely affect our business and operating results.

We depend on our executive officers and skilled personnel and, if we are unable to attract or retain personnel necessary to operate our business, our ability to perform our services and manufacture and market our products successfully could be harmed.

Our success depends largely upon the continued services of our executive officers as well as upon our ability to attract and retain qualified technical, manufacturing and marketing personnel. Generally, we have entered into employment agreements or non-competition agreements with our executive officers. However, we cannot assure you that we will be able retain our executive officers and we could be seriously harmed by the loss of any of our executive officers. The loss of service of any of these officers or key management personnel could have a material adverse effect on our business growth and operating results. Although we maintain key personal life insurance for our executive officers, such coverage may not be adequate to protect us in the event of loss of such personnel. As our operations grow, we also need to recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to grow could be harmed.

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

Political or geographical dispute between the PRC and Japan could harm our operating results or depress our stock price.

On more than one occasion, the PRC and Japanese governments have disputed the extent of each of their territory and the effect of certain political policies and historical events. Tension between the PRC and Japan appeared to increase in 2012 as a result of increasing attention on each country’s territorial claims over the Diaoyu/Senkaku islands. These occasional controversies could adversely affect the demand of consumer products made or branded by companies in either country. As a result, deterioration in relation between the two countries could adversely affect our financial conditions and results of operations as well as the market price and liquidity of our shares, notwithstanding it has no direct effect on our business.

Changes to PRC tax laws and heightened efforts by the PRC’s tax authorities to increase revenues have subjected us to greater taxes.

Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the PRC government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE”, located in Shenzhen, China, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment given to our subsidiaries in the PRC as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25% in 2012 and afterward. For information on the EIT rates as announced by the PRC’s State Council for the transition period until year 2012, please see the table in ITEM 5. Operating and Financial Review and Prospects on page 35 of this Report. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

We believe we were not a passive foreign investment company for 2012 but we may be a passive foreign investment company for 2013, which could result in adverse U.S. federal income tax consequences for U.S. investors.

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

On the assumption that (i) cash and cash equivalents are passive assets and (ii) the market capitalization plus total liabilities of a company may be considered a proxy for the company’s total assets, a calculation based on the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we exceeded the 50% passive asset threshold for 2008, 2009, 2010 and 2011 but not for 2012. As a result, we believe we were a PFIC for U.S. federal income tax purposes for 2008, 2009, 2010 and 2011 but not for 2012. However, the PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2008, 2009, 2010, 2011, 2012 or currently in 2013, and we cannot anticipate the market capitalization of our shares for 2013. Accordingly, we may be treated as a PFIC for 2013. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2012 or in any other taxable year, U.S. investors who owned our common shares generally would be subject to increased U.S. tax liabilities and reporting requirements.

Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC see “Taxation—United States Federal Income Tax Consequences” beginning on page 66 of this Report.

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

Our operating costs and financial results have been adversely affected by the appreciation of the RMB to the U.S. dollar because operating costs, which include labor costs, are denominated in RMB. Future appreciation of the RMB against the U.S. dollar would increase our costs and could adversely affect our margins and financial results.

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

The appreciation and depreciation of the RMB compared to the U.S. dollar increases and decreases our costs and expenses to the extent paid in RMB, respectively. Approximately 11%, 13% and 8% of our total costs and expenses and 5%, 7% and 2% of our material costs were in RMB during the years ended December 31, 2010, 2011 and 2012, respectively.

Similarly, the appreciation and depreciation of the Japanese yen as compared to the U.S. dollar increases and decreases our costs and expenses to the extent paid in yen, respectively. Approximately 23%, 4% and nil of our total costs and expenses and 28%, 5% and nil of our material costs were in Japanese yen during the years ended December 31, 2010, 2011 and 2012, respectively. However, we make slight sales denominated in Japanese yen, which mitigates the effects of fluctuations in the yen-U.S. dollar exchange ratio on our financial results. Approximately 28%, 6% and nil of our total net sales were made in Japanese yen during the years ended December 31, 2010, 2011 and 2012, respectively.

If we pass the effect of increases in the RMB relative to the U.S. dollars to our customers through price increases it would make our products more expensive. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the RMB relative to the U.S. dollars, our margins and profitability could suffer.

Nam Tai’s declaration and payment of dividends is not assured. We declared no dividends for 2009 and 2010. Although our Board has resumed dividends for 2011, 2012 and 2013, we may not declare or pay dividends thereafter.

Before 2009, we had a long history of paying dividend. In February 2009, our board of directors decided not to declare a dividend. In February 2010, our board of directors also decided not to declare a dividend. The board of directors decided not to declare a dividend in 2009 and 2010 in order to maintain our cash reserves during a period of global economic turmoil. Subsequently, we resumed the payment of quarterly dividends of $0.05, $0.07 and $0.15 per share for 2011, 2012 and 2013, respectively. The payment of dividends in 2011, 2012 and 2013 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend on our future growth and earnings and our cash flow needs for future expansion. Our growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in this section of our Report or by other factors. There can be no assurance that cash dividends on the Company’s shares will be declared for years after 2013, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all. For additional information on the dividends we have declared for 2013 and historically, please see ITEM 8. Dividends on page 61 of this Report.

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

Under PRC law, dividends may only be paid out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises (“PRC GAAP”) less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The calculation of distributable profits under PRC GAAP differs in many respects from the calculation under U.S. GAAP. As a result, our subsidiaries in PRC may not be able to pay a dividend in a given year as determined under U.S. GAAP. China’s tax authorities may also change the determination of income which would limit our PRC subsidiaries’ ability to pay dividends and make other distributions.

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

On January 31, 2013, members of our senior management and board of directors as a group beneficially owned approximately 26.1% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

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

Although our acquisition of NTEEP has resulted in cost savings and the elimination of profit sharing with NTEEP’s noncontrolling shareholders, which improved our financial results during the years ended December 31, 2010, 2011 and 2012, we will only benefit from this acquisition to the extent NTEEP’s operations remain profitable. Even if NTEEP’s future operating results remain profitable, it may take a number of years before NTEEP’s net income that was attributable to the noncontrolling interests and the overhead costs saved from NTEEP’s privatization equal the costs and expenses of acquiring that interest.

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

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. See footnote “*” on page 51 of this Report under the heading “Compensation on an Individual Basis” for information and risks associated with disclosures we have made in this Report or may make in our proxy statements regarding compensation we have paid to our directors and senior managers on an individual basis.

Product quality issues could adversely affect our reputation and could impact our operating results.

The market for our products is characterized by rapidly changing technology and evolving industry standards. To remain competitive, we must continually introduce new manufacturing solutions. The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. We cannot assure you we will be able to detect and remedy all defects in the products we sell. Failure to do so could result in product recalls, product redesign efforts, lost revenue, loss of reputation, and significant warranty and other expenses to remedy.

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

Major Events during 2012 to Date

During 2012, the following major events took place:

•

We discontinued our liquid crystal display products (“LCDP”) business in April 2012 after the final evaluation on the viability of our LCDP business based on its performance in the first quarter of 2012;

•

We commenced production of high-resolution LCMs for tablets in June 2012 at our Wuxi manufacturing facility and continued to ramp up its production throughout 2012. During 2012, our Wuxi operations focused on developing manufacturing processes, evaluations and qualifications by our customers and resources planning in preparation for ramping up manufacturing at these facilities;

•

Based on a strategic development agreement, Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”) was recapitalized with an injection of $17.7 million by Namtai Investment (Shenzhen) Co., Ltd (“NTISZ”) in June and August 2012;

•

We began mass production of high-resolution LCMs for smartphones in September 2012 at our Shenzhen manufacturing facility. During 2012, our Shenzhen operations focused on developing manufacturing processes, evaluations and qualifications by our customers and resources planning in preparation for ramping up manufacturing at these facilities; and

•

We have decided to discontinue our Flexible Printed Circuit (“FPC”) business by the end of March 2013, because the FPC business has been generating losses since its initial production. We will not disclose the FPC segment information separately starting from the first quarter of 2013 as it will be classified as discontinued business.

Organizational Structure

The chart as below and on the next page shows our organizational structure of our principal subsidiaries at December 31, 2012.

Capital Expenditures

The following chart illustrates the amounts of our principal capital expenditures and divestitures (in thousands of dollars) during each of the past three years ended December 31:

Expenditures on property, plant and equipment

The following are capital expenditures we currently have planned for 2013:

•	$5.8 million for machinery and leasehold improvements for a LCD module assembly; and

•	$0.3 million for other capital equipment.

Our major capital expenditures in 2012 included:

•	$33.9 million for machinery and leasehold improvements for a LCD module assembly;

•	$3.8 million for machinery used for FPC boards and assemblies;

•	$4.9 million for land use right in Wuxi; and

•	$0.8 million for other capital equipment.

Our major capital expenditures in 2011 included:

•	$54.4 million for machinery and leasehold improvements for a LCD module assembly;

•	$6.9 million for machinery used for FPC boards and assemblies; and

•	$4.6 million for commercial property in Hong Kong.

Our major capital expenditures in 2010 included:

•	$2.4 million for machinery used mainly for the production of LCD and FPC Modules;

•	$0.9 million for leasehold improvements as a result of two of our subsidiaries merging; and

•	$0.5 million for other capital equipment.

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

Our Customers

Historically, we have had substantial recurring sales from our existing customers. Approximately 100% of our 2012 net sales came from customers we provided services to in 2011. While we seek to diversify our customer base, a small number of customers currently generate a significant portion of our sales. Sales to our 10 largest customers accounted for 98.6%, 99.4% and 99.5% of our net sales during the years ended December 31, 2010, 2011 and 2012, respectively. Sales to customers accounting for 10% or more of our net sales in the years ended December 31, 2010, 2011 or 2012 (listed in order of our net sales during 2012) were as follows:

	Year ended December 31,
	2010	2011	2012
Japan Display Inc.(1)	49.2%	72.4%	51.2%
Sharp Corporation	14.2%	11.8%	43.7%
Sony Computer Entertainment Europe Ltd.	21.2%	11.9%	*

*	Less than 10% of total net sales during the year indicated.
(1)	Toshiba Mobile Display and Sony Mobile Display Corporation were reorganized into Japan Display Inc. in 2012.

Our 10 largest OEM customers based on net sales during 2012 were the following (listed alphabetically):

Customer	Products
Anoto Group AB	Digital Pen
C Technologies AB	Digital Pen
Frontier Silicon Limited	Mobile phone accessories
Japan Display Inc.	LCD modules, FPC subassemblies
Mobileye Technologies Limited	Auto electronic products
Omron Precision Technology (Suzhou) Co., Ltd.	FPC subassemblies
Panasonic Liquid Crystal Display Co., Ltd.	LCD modules
Qualcomm Mems Technologies Inc.	LCD modules
Sharp Corporation	LCD modules, FPC subassemblies and PCB modules
Sony Computer Entertainment Europe Ltd.	Home entertainment products

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

Our Products

In 2008 and 2009, we managed our business using three reportable segments: telecommunication components assembly (“TCA”), consumer electronics and communication products (“CECP”) and LCD products (“LCDP”). In 2010, we reclassified the TCA and LCDP segments into the TCA segment to accurately reflect the nature and management of our operations. In 2012, the CECP segment fell below the threshold prescribed under FASB ASC 280-10-50-12 and the CECP segment was combined with the TCA segment. The net loss from the FPC segment was above the threshold prescribed under FASB ASC 280-10-50-12 and the FPC segment was separated from the TCA segment in 2012. Currently, we operate and present two business segments: TCA and FPC. The segment information in 2010 and 2011 has been restated in order to conform to the change in segment reporting in 2012 in accordance with FASB ASC 280-10-50-34.

The TCA segment is focused on subassemblies of components such as LCD modules, radio frequency modules, digital audio broadcast modules, front light panels and back light panels for handheld video game devices, box-built products such as mobile phone accessories, entertainment devices, educational products and optical devices. The FPC segment is focused on the manufacturing of FPC boards and FPC subassemblies.

Our net sales by reportable segments were as follows ($ in thousands):

	Year ended December 31,
	2010		2011		2012
	Dollars	Percent	Dollars	Percent	Dollars	Percent
TCA	444,642	99%	509,124	97%	1,118,196	97%
FPC	3,671	1%	15,953	3%	29,727	3%

Total net sales from continuing business	448,313	100%	525,077	100%	1,147,923	100%

Please refer to Note 19 “Segment Information” of our consolidated financial statements and ITEM 8. Financial Information – Export Sales which sets forth the information of net sales to customers by geographical area.

Telecommunication Component Assembly

We manufacture the following subassemblies and components:

•

Color and monochrome LCD modules to display information as part of telecommunication products such as PDA phones, smartphones and traditional mobile phones and telephone systems. These modules are also used in most other hand-held consumer electronic devices, such as electronic games, MP3 players, automotive products and digital cameras;

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

•	Front light panels for handheld video game devices;

•	Back light panels for handheld video game devices;

•	1.9 high-frequency cordless telephones and home feature phones;

•	Super high contrast monochrome vertical aligned Twisted Nematic LCD for applications in automotive parts and major appliances;

•	Wide temperature monochrome Super-Twisted Nematic (“STN”) LCD for application in major appliances;

•	Mobile phone accessories such as headsets containing Bluetooth wireless technology, snap-on portable music speakers, phone cradles, snap-on FM radio adaptors, and snap-on GPS adaptors;

•

Entertainment devices such as USB webcams for interactive games, USB microphone and converter boxes for karaoke, and a buzzer device for quiz games, both in wire and wireless designs with an infrared solution;

•	Educational products such as digital pens, calculators and electronic dictionaries; and

•	Optical devices such as CMOS imaging sensor modules for notebook computers, portable media players and recording cameras for the automotive industry.

FPC Boards and FPC Subassemblies

We manufacture the following subassemblies and components:

•	FPC subassemblies for integration into various LCD modules and electronic devices; and

•

FPC board manufacturing for vertical integration to the FPC subassembly business, which is used for mobile phones, PDAs, office automation, laptop computers and other products that require a portable product design.

Our Manufacturing and Assembly Capabilities

We utilize the following production techniques:

Chip on Glass, or COG	a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones, tablet, automobile dashboard and PDAs. These machines provide an LCD with a length of up to 320 millimeters by a width of up to 240 millimeters by a height of up to 0.35 millimeters. During 2005, our subsidiary, Jetup also started manufacturing COG LCD modules. During 2010, Jetup was merged into Zastron Shenzhen. During the third quarter of 2011, Wuxi Zastron-Flex also expanded LCD module assembly and set up state of the art COG machines. As of December 31, 2012, Zastron Shenzhen and Wuxi Zastron-Flex had a total of 47 sets of COG machines, and is capable of bonding 12 million units (calculates base on single chip) of COG LCD modules per month with a pin pitch fine to 25 micrometers within an accuracy of 5 microns’ tolerance, in a cycle time of 4.5~9 seconds per unit.

Chip on Board, or COB	a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. As of December 31, 2012, we had 11 COB aluminum bonding machines which provide a high speed chip bonding time of 0.25 second per 2 millimeters wire, a bond pad fine to 75 micrometers and a total production capacity of up to 0.5 million (150 wires/board) per month. We use COB aluminum bonding in the assembly of consumer products such as digital pens, calculators, electronic dictionaries and audio products. We also had three COB gold ball bonding machines, which provide a high speed chip bonding time of 0.072 second per 2 millimeters wire, a bond pad fine to 50 micrometers and a total production capacity of up to 0.5 million (150 wires/board) per month. We use COB gold ball bonding in CMOS camera modules, which are incorporated into USB cameras, notebook computers, mobile phones and digital pens.

Tape Automated Bonding With Anisotropic Conductive Film, or TAB With ACF	an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. As of December 31, 2012, Zastron Shenzhen had 47 systems of TAB with ACF machines. The machines provide a process time of 7 to 9 seconds per component, a pin pitch fine up to 200 micrometers and a total production capacity of up to 12 million components per month. Zastron Shenzhen is able to bond LCD panels with a length of up to 320 millimeters by a width of up to 200 millimeters and a height of up to 0.35 millimeters, with an accuracy of 5 microns’ tolerance in a cycle time of 4.5 to 9 seconds per piece.

Fine Pitch Heat Seal Technology, or FPHS Technology	allows us to connect LCD displays to PCBs produced by COB and outer lead bonding that enables very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs. As of December 31, 2012, we had eight machines utilizing FPHS technology. The machines provide a pin pitch fine to 260 micrometers and a total production capacity of up to 1 million units per month.

Surface Mount Technology, or SMT	a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as mobile display modules and electronic linguistic devices. As of December 31, 2012, we had 30 SMT productions lines. The production time per chip ranges from 0.055 second per chip to 0.8 second per chip and high precision ranging from +/-0.05 millimeter to +/-0.1 millimeter. The components size ranges from 0.4 millimeter long by 0.2 millimeter wide to 55 millimeters long by 55 millimeters wide. Ball grid array, or BGA, ball pitch is 0.4 millimeter and ball diameter is 0.2 millimeter. Flip Chip, our smallest lead/bump pitch, is 250/240UM and our smallest components spacing is 0.15 micrometers. The total production capacity is over 1 billion resistor capacitor chips per month.

Super-Twisted Nematic, or STN, Displays	a type of monochrome passive matrix LCD capable of providing higher information content to display systems. STN Displays are typically found in applications such as cordless phones, mobile phones, MP3 players, pocket games and PDAs. Our subsidiary, Zastron Shenzhen, through its predecessor, Jetup, began producing STN LCDs in 2002. Since 2005, our two existing twisted nematic, or TN type, LCD lines have been upgraded to STN LCD lines. TN displays rotate the director of the liquid crystal by 90 degrees, but STN LCD displays employ up to a 270 degree rotation. This extra rotation gives the crystal a much steeper voltage-brightness response curve and also widens the angle at which the display can be viewed before losing much contrast. As of December 31, 2012, Zastron Shenzhen was using two automated STN lines capable of producing both TN and STN type LCDs with capacity of 100,000 pairs of glass (each sheet of glass of 360 millimeters by 400 millimeters in size) panels per month.

LCD Back-End	a main manufacturing process for LCD panels, and is regarded as part of the process for its finished product LCD modules. It includes the precise pure water cleaning process, scribing of LCD glass, liquid crystal insertion, sealing process and breaking process, then turns the LCD mother glass into LCD panels. Our machines can cope with 0.2 millimeters + 0.2 millimeters LCD mother glass up to dimension of 920 millimeters by 730 millimeters, with cutting tolerance +/-0.1 millimeters.

A clean room is an environment, typically used in manufacturing or scientific research, which has a low level of environmental pollutants such as dust, airborne microbes, aerosol particles and chemical vapors. In other words, a clean room has a controlled level of contamination which is specified by the number of particles per cubic meter at a specified particle size.

As of December 31, 2012, we had total 13 clean rooms with 284,608 square feet manufacture area, 3 were class 10,000 and 10 were class 5,000 clean rooms at our manufacturing facilities, which housed COB, COF, COG and Chip Scale Package capabilities for CMOS sensor modules, electronic calculators, digital camera accessories, LCD panels, LCD modules manufacturing and FPC manufacturing.

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

We buy a portion of the FPC boards that we use in the manufacturing of our products from suppliers and attach electronic components to the purchased FPC boards in accordance with our customer’s specifications and produce FPC subassemblies. Since 2007, we also began manufacturing these devices at our existing facility in Shenzhen to vertically integrate this process by producing FPC boards internally. Our Wuxi factory began manufacturing pilot runs of FPC boards and is moving to large scale manufacturing in 2010. In addition, after the final evaluation on the viability of our FPC business based on its performance in the third quarter of 2012, we have decided to discontinue our FPC business by the end of March 2013, as this business has been generating losses since its initial production.

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

After the consolidation of our Shenzhen operations under Zastron Shenzhen in 2010, our quality assurance personnel embarked to integrate all management systems in Shenzhen into that single company. At the end of February 2013, Zastron Shenzhen has passed the following certifications:

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

We employ the Six Sigma approach in various projects that we run each year. In 2004, our principal manufacturing facilities in Shenzhen were recognized by the PRC Government as a “National Advanced Enterprise for the Promotion of Six Sigma”. Six Sigma is an internationally recognized approach that uses facts and data to develop better solutions, thereby reducing defects and production times, and improving customer satisfaction. This approach allows us to lower our costs by minimizing manufacturing defects. Our use of Six Sigma has resulted in improved profit margins and higher competitiveness.

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

The major component parts we purchase include the following:

•

Integrated circuits or “chips”, most of which we purchase presently from Rohm Electronics (HK) Co., Ltd., Renesas Electronics Corporation, Omnivision Technologies (HK) Co., Ltd., Asahi Kasei Microsystems Co., Ltd. and certain of their affiliates;

•	LCD panels, which are available from many manufacturers. Since 2007, we have purchased LCD panels from Japan Display Central Inc., Japan Display West Inc. and Sharp Corporation;

•

FPC boards, which consist of copper conductive patterns that have been etched or printed while affixed to flexible substrate materials such as polyimide or polyester, are mainly used to provide connections for electronic components and as a substrate to support these electronic devices. Since 2007, we have purchased FPC boards mainly from Nitto Denko (HK) Co., Ltd. and Mektec Corporation (HK) Ltd.; and

•

Light-emitting diodes, or LEDs, are semiconductor devices that emit incoherent narrow-spectrum light when electrically biased in the forward direction. This effect is a form of electroluminescence. LEDs are small extended sources with extra optics added to the chip, which emit a complex intensity spatial distribution. We purchase LEDs primarily from Nichia Corporation.

Whenever practical, we will consider using domestic PRC suppliers who are often able to provide their products at lower cost than overseas suppliers and with shorter lead times.

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

The principal raw materials used by us are large scale integrated, or LSI, circuits, digital signal processors, or DSP, LCD driver IC semiconductors, FPC boards, LCD panels, TFT panels and batteries. At times, the pricing and availability of these raw materials can be volatile, attributable to numerous factors beyond our control, including general economic conditions, currency exchange rates, industry cycles, production levels or a supplier’s tight supply. In the past, we have asked our customers to share the increased costs of raw materials where such increased costs would adversely affect our business, results of operations and financial condition. Our customers have generally agreed when so requested in the past. We cannot provide assurances, however, that our customers will agree to share costs in the future and that our business, results of operations and financial condition would not be adversely affected by increased volatility in the price or availability of raw materials.

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

We did not suffer a material loss resulting from the cancellation of OEM customer orders for the years ended December 31, 2010, 2011 or 2012.

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
• Lite-on Technology Corporation
• Logitech Internation S.A
• The Primax Group
• Goer Tek, Inc.

Mobile phone accessories	• Balda-Thong Fook Solutions Sdn., Bhd.
• Celestica, Inc.
• Elcoteq Network Corporation
• Flextronics Internation Ltd.
• Foster Corporation
• Foxlink Group
• Merry Electronics Co., Ltd.
• WKK International (Holdings) Ltd.

Liquid crystal display, or LCD panels	• Tianma Microelectronics Co., Ltd.
• Truly International Holdings Ltd.
• Varitronix International Ltd.
• Yeebo (International) Holdings Ltd.

Telecommunication subassemblies and components	• Flextronics Internation Ltd.
• S-Tech Corporation
• Shin-Tech Electronic Co., Ltd.
• Varitronix International Ltd.
• Wuxi Sharp Electronic Components
• Wuxi Technology Corporation

Consumer electronic products (calculators, personal organizers and linguistic products)	• Computime Limited
• Inventec Co., Ltd.
• Kinpo Electronics, Inc.
• VTech Holdings Limited

FPC Boards/FPC Subassemblies	• Ichia Technologies Inc.
• Nitto Denko (HK) Ltd.
• NOK Corporation
• Sumitomo Chemical Co., Ltd.
• Fujikura Ltd.

Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and international logistics support and personnel resources than we do. As a result, we position ourselves as a competitive-priced EMS with niches in key product and technology categories focusing on advanced manufacturing technique and processes as well as design and development capabilities in these niche areas to compete successfully against with these organizations.

In addition to intense competition from large FPC board manufacturers located in Taiwan, China, Korea, Singapore, North America, Japan and Europe, such as those listed in the above table opposite “FPC boards/FPC subassemblies”, we also face such competition from large, established EMS providers that have acquired or, like we have, developed their own FPC manufacturing capabilities, and have extensive experience in electronics assembly. Furthermore, many companies in our target customer base are moving the design and manufacturing of their products to original engineering manufacturers, or OEMs, in Asia. These changes could create pressure on us to provide discounts or lower prices to gain or maintain market share, which could adversely affect our margins and the profitability of our FPC business and our operating results as a whole. In addition, after the final evaluation on the viability of our FPC business based on its performance in the third quarter of 2012, we have decided to discontinue our FPC business by the end of March 2013, as this business has been generating losses since its initial production.

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

The table below lists the locations, square footage, principal use and the expiration dates of land use rights on the facilities used in our principal operations as of December 31, 2012:

Location	Approximate Square Footage	Principal or Presently Contemplated Use	Owned(1) or lease expiration date

Principal Facilities
Hong Kong	2,200	Administration	Owned
Shenzhen, China	557,835	Principal manufacturing facilities	2043/2049	(2)
	87,460	Administration	2043/2049	(2)
	350,585	Dormitories	2043/2049	(2)
	41,530	Cafeteria	2043
	33,825	Recreational	2049
Wuxi, Jiangsu Province, China	470,360	FPC boards and FPC subassemblies, LCD modules and other products	2056	(3)
Other property
Guangming, Shenzhen, China	1,270,160	LCD modules and other products	2057	(4)
Wuxi, Jiangsu Province, China	476,553	LCD modules and other products	2062	(5)

(1)	Only the PRC government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the PRC government that gives us the right to use the land for 50 years. Similarly, the lands which we have acquired in Wuxi and Guangming Shenzhen will be by 50-year land leases. Our understanding of the practice as it exists today; at the expiration of the land lease, we may be given the right to renew the lease.
(2)	Our principal manufacturing facilities occupy two parcels of land with 50-year land leases that we acquired in 1993 and 1999, respectively.
(3)	Construction was completed in 2009 and mass production at this factory began in 2010.
(4)	Raw land. To meet the requirement of water environment renovation project, the Government planned to expropriate an area of 153,507 square feet, the consideration is based on mutually agreed price, details of which is to be further negotiated.
(5)	Raw land.

Hong Kong

In October 2005, Nam Tai restructured its subsidiaries to focus its operations in China. We now only maintain a minimal workforce in Hong Kong.

In February 2011, we purchased a commercial property having approximately 2,200 square feet at Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong. These premises are located at the Eastern extension of the Hong Kong’s Central Business District. The purchase price for the property was approximately $4.6 million, which we paid in cash. We relocated our Hong Kong office to this location at the end of March 2011.

Shenzhen, China

Principal Manufacturing Facilities

Our principal manufacturing facilities are located in Baoan County, Shenzhen, China. In December 1993, we acquired a 50-year lease for the land on which these facilities are located and initially built a manufacturing facility consisting of approximately 160,000 square feet of manufacturing space, 39,000 square feet of office space, 212,000 square feet of dormitories and 26,000 square feet of full service cafeteria, recreation facilities and a swimming pool. Over the years beginning in November 2000, we have made several additions to these facilities, including:

•

a five-story factory with approximately 138,000 square feet of production facilities, including one floor for assembling, one floor of office space, one floor for warehouse use and two floors of class 5,000 and 10,000 clean room facilities, totaling approximately 626,000 square feet of manufacturing space, when construction was completed in October 2002;

•

an additional factory, consisting of approximately 265,000 square feet of space, completing construction in December 2004 on vacant land of approximately 280,000 square feet (approximately 6.5 acres) bordering on our existing facilities that we purchased in July 1999; and

•	two additional blocks of dormitories, which we completed during 2005.

Currently, our principal manufacturing facilities in Shenzhen total approximately 557,835 square feet of manufacturing space, 87,460 square feet of offices, 350,585 square feet of dormitories and 41,530 square feet of cafeteria space, and include a full services recreational building of 33,825 square feet.

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

We have acquired the land use rights in Wuxi; we also acquired similar rights to a second parcel of approximately 515,000 square feet of raw land situated approximately three miles from the first parcel we used for our manufacturing facility. In September 2010, we sold the second Wuxi parcel back to the Wuxi local government for approximately $1.6 million, realizing a gain of approximately $0.8 million on the second parcel.

We have acquired the land use rights of another two parcels of raw land of approximately 476,553 square feet situated near the first parcel we used for our manufacturing facility. However, at December 31, 2012, the land use right certificates in respect of these lands in Wuxi with carrying amounts of $4,833 has not been issued by the relevant government authority in the PRC.

Planned and Future Expansion

Currently, we have two separate projects planned for expansion, both of which are dependent upon the prompt action and cooperation of local PRC governments.

The first project is the development of the Company’s raw land in Guangming Hi-Tech Industrial Park, Shenzhen, PRC, approximately 30 minutes from its existing facilities in Gushu, Shenzhen and approximately one hour driving distance from Hong Kong. We acquired the land use rights to approximately 1.2 million square feet of land in 2005. We plan to develop this land into new manufacturing and support facilities to supplement our manufacturing capabilities in Shenzhen.

To accommodate Shenzhen government’s city re-zoning plan, we plan to relocate our current production facility in Shenzhen City to Guangming Hi-Tech Industrial Park of approximately 1.2 million square feet (double the size of current facilities). We currently anticipate that it will take approximately three years to complete this relocation and expansion project.

Our second Wuxi phase II expansion project involves our acquisition of the land use rights of raw land adjacent to our manufacturing facility in Wuxi. On this, we plan to construct buildings that will support our operations such as a manufacturing plant, a canteen, a recreation centre, a research laboratory and testing and training centers. The land was split into 2 portions for acquisition as required by the local Wuxi government. On February 22, 2012, Wuxi Zastron-Flex entered into a Contract of Land Use Right Acquisition with the local Wuxi government for the first portion of the land of approximately 159,890 square feet for a consideration of approximately $1.6 million (RMB 10.0 million). The second portion of the land of approximately 316,663 square feet was acquired on June 19, 2012 for a consideration of approximately $3.3 million (RMB 20.5 million). However, as at December 31, 2012, the land use right certificates in respect of these raw land in Wuxi have not been issued by the relevant government authority in the PRC.

We currently expect to fund our planned and future expansion by using cash on hand and the excess cash generated from operations after reserving funds to maintain and replace machinery and equipment used at our existing facilities and for working capital. For information regarding our capital expenditures planned for 2013, please see ITEM 4. Information on the Company – Capital Expenditures on page 24 of this Report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved Staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties particularly statements found under the heading entitled “Trend Information”. You can identify these forward-looking statements by words such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “could”, “would”, “should”, “will”, “is likely to” and other similar expressions. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in Regarding Use of Forward Looking Statements under the section of this Report entitled ITEM 3. Key Information – Risk Factors. This section should be read in conjunction with our consolidated financial statements included as ITEM 18. Financial Statements in this Report.

Operating Results

Overview

We are an electronics manufacturing and design services provider to a select group of the world’s leading telecommunications and consumer electronic products OEMs. Through our EMS operations, we manufacture electronic components and subassemblies, including FPC boards, FPC subassemblies, LCD panels, LCD modules, TFT display modules, RF modules, DAB modules, internet radio subassemblies, CMOS imaging sensor modules and PCB subassemblies. These components, modules and subassemblies are used in numerous electronic products, including mobile phones, IP phones, notebook computers, digital cameras, electronic toys and handheld video game and learning devices. We also manufacture finished products, including entertainment devices, mobile phone accessories and educational products.

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

Gross Margins

It has been our strategy to focus on our new components subassembly business of high-resolution LCMs for smartphones in our Shenzhen manufacturing facility and high-resolution LCMs for tablets in our Wuxi manufacturing facility. These new products generally have relatively higher gross margins with stable expenses, and we have improved our gross margins by discontinuing certain sales orders that have had poor performance.

Impact of Foreign Currency Fluctuations

We sell most of our products in U.S. dollars and pay our expenses in U.S. dollars, Japanese yen, Hong Kong dollars and RMB. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of the RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, at 1:8.11, resulting in an approximate 1.9% appreciation in the value of the RMB against the U.S. dollars from July 2005 to the end of 2005. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each year from December 31, 2005 to December 31, 2012.

(1)	RMB to U.S. dollar data presented in this chart was derived from the historical currency converter available at http://forex-history.net.
(2)	If the end of a year fell on a Saturday or Sunday, exchange rate information is provided as of the previous Friday.

The appreciation and depreciation of the RMB compared to the U.S. dollar increases and decreases our costs and expenses to the extent paid in RMB, respectively. Approximately 11%, 13% and 8% of our total costs and expenses and 5%, 7% and 2% of our material costs were in RMB during the years ended December 31, 2010, 2011 and 2012, respectively.

The following table shows the percentage fluctuation in the exchange rate of the RMB to the U.S. dollar during each of the past three years ending December 31:

RMB Exchange Rate to US$1.00 at December 31(1)
2010		2011		2012
Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)
6.602	3.30%	6.306	4.48%	6.231	1.19%

(1)	RMB to U.S. dollar data presented in this table were derived from the historical currency converter available at http://forex-history.net.
(2)	From exchange rate at preceding December 31.

In mid-2008, the PRC government halted the appreciation of the RMB against the U.S. dollar as it did prior to July 21, 2005 because of concerns that a stronger RMB made PRC exports less competitive during a global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the U.S. dollar during 2009. However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the U.S. dollar, increasing approximately 3.30%, 4.48% and 1.19% during 2010, 2011 and 2012, respectively.

Similarly, the appreciation and depreciation of the Japanese yen as compared to the U.S. dollar increases and decreases our costs and expenses to the extent paid in yen, respectively. Approximately 23%, 4% and nil of our total costs and expenses and 28%, 5% and nil of our material costs were in Japanese yen during the years ended December 31, 2010, 2011 and 2012, respectively. However, we make slight sales denominated in Japanese yen, which mitigates the effects of fluctuations in the yen-U.S. dollar exchange ratio on our financial results. Approximately 28%, 6% and nil of our total net sales were made in Japanese yen during the years ended December 31, 2010, 2011 and 2012, respectively.

The following table shows the percentage fluctuation in the exchange rate of the Japanese yen to the U.S. dollar during each of the past three years ended December 31:

Yen Exchange Rate to US$1.00 at December 31(1)
2010		2011		2012
Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)
81.313	12.03%	77.440	4.76%	86.107	-11.19%

(1)	Yen to U.S. dollar data presented in this table were derived from the historical currency converter available at http://forex-history.net.
(2)	From exchange rate at preceding December 31.

Fluctuations in the exchange rate of the Japanese yen to the U.S. dollar affect our gross margins and financial results, but the effect is mitigated by our yen denominated sales. For example, at December 31, 2011, the yen to U.S. dollar exchange rate appreciated by 4.76% compared to the rate at December 31, 2010. However at December 31, 2012, the yen to U.S. dollar exchange rate depreciated by 11.19% compared to the rate at December 31, 2011. These fluctuations resulted in an increase in our material costs and other costs and expenses paid in yen during 2010 and 2011. However, these fluctuations resulted in a decrease in our material costs and other costs and expenses paid in yen during 2012, although the fluctuation is very small and did not have a material impact on our financial results for 2012.

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

Our subsidiaries operating in Hong Kong are subject to an income tax rate of 16.5% for the years ended 2010, 2011 and 2012. We calculate income tax provision by applying the income tax rate to our estimated taxable income earned in or derived from Hong Kong during the applicable period.

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

Our effective tax rates were 27%, 174% and 20% for each of the three years ended December 31, 2010, 2011 and 2012, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31,
	2010	2011	2012
Applicable statutory tax rates	22%	24%	25%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	1%	40%	—
Effect of change in tax law	(1)%	(25)%	(4)%
Effect of tax exemption	—	273%	—
Change in valuation allowance	(2)%	77%	5%
Deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	2%	—	—
Effect of loss/income for which no income tax benefit/expense is receivable/payable	6%	(140)%	(2)%
Under (over) provision of income tax expense in prior years	1%	(245)%	—
Increase in tax expense arising from temporary differences	—	—	(1)%
Withholding tax	—	—	(2)%
Other items	(2)%	170%	(1)%

Effective tax rates	27%	174%	20%

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

Allowance for Doubtful Accounts

Our accounts receivable balance is recorded net of allowances for amounts not expected to be collected from customers. Because the Company’s accounts receivable are typically unsecured, the Company periodically evaluates the collectability of accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, the Company analyzes financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to the Company, we create a specific allowance that is determined to be appropriate for the perceived risk. If the financial condition of a customer deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

There have been no significant changes in our collection rates for our accounts receivable at December 31, 2012 as compared to December 31, 2011.

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

In 2010 and 2011, the Company’s stock price remained below the aggregate book value of its assets, however, the continuing improvement of the Company’s results closed the gap on the difference. Management assessed and determined that there were no events or changes in circumstances to indicate that the carrying amounts of long-lived assets in Nam Tai’s Shenzhen facilities were not recoverable and there were no impairment tests conducted with respect to those assets. In view of the continuous operating losses and negative cash flows in Nam Tai’s Wuxi facilities, the Company assessed the impairment of its long-lived assets used in the Wuxi facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated that the carrying amounts of the Company’s long-lived assets at December 31, 2010 and 2011 were less than the undiscounted cash flows.

In 2012, management assessed and determined that there were no events or changes in circumstances to indicate that the carrying amount of long-lived assets in Nam Tai’s Shenzhen facilities were not recoverable and there were no impairment tests conducted with respect to those assets. In view of the fluctuations of future customer orders in Wuxi, the Company assessed the impairment of its long-lived assets used in the Wuxi facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the company’s long-lived assets at December 31, 2012 were less than the undiscounted cash flows.

From the forgoing, the Company concluded that the carrying amounts of Nam Tai’s long-lived assets were not impaired at December 31, 2010, 2011 and 2012.

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

In performing the annual assessment of goodwill for impairment for the years ended December 31, 2010 and 2011, the Company assessed and determined that there was no impairment indication on goodwill in 2010, however, full impairment loss recognized in 2011. The carrying value of goodwill became zero since December 31, 2011.

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

Workforce Reduction

In 2010, 2011 and 2012, we have incurred employee severance payment of approximately $0.7 million $0.2 million and $3.5 million, respectively. For example, after the final evaluation on the viability of its FPC business based on its performance in the third quarter of 2012, the Company has decided to discontinue its FPC business by the end of March 2013, as this business has been generating losses since its initial production. Accordingly, the Company accrued $1.6 million in lay-off costs for employee severance benefits of which $0.1 million was paid in the last quarter of 2012. For a breakdown of these severance expenses by operating segment and additional information, see Note 20 of our Consolidated Financial Statements.

Summary of Results

The Company sustained a year-over-year revenue growth of 119% for 2012 when compared with 2011. The Company has identified significant revenue growth opportunities assembling telecommunication product LCD modules for Japanese multinational corporations (MNCs) that supply global customers. The Company is well-positioned to benefit from this expected trend in 2013.

The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,			% increase/(decrease)
	2010	2011	2012	2011 vs 2010	2012 vs 2011
Net sales	$448,313	$525,077	$1,147,923	17.1%	118.6%
Gross profit	$38,996	$19,252	$105,777	(50.6)%	449.4%
Income (loss) from operations	$8,199	$(11,354)	$73,307	n/a (1)	n/a	(1)
Income (loss) from continuing business	$9,866	$(414)	$67,615	n/a (1)	n/a	(1)
Income (loss) from discontinued business	$5,140	$919	$(694)	(82.1)%	n/a	(1)
Consolidated net income	$15,006	$505	$66,921	(96.6)%	13,151.7%
Basic earnings (loss) per share from continuing business	$0.22	$(0.01)	$1.51	n/a (1)	n/a	(1)
Basic earnings (loss) per share from discontinued business	$0.11	$0.02	$(0.02)	(81.8)%	n/a	(1)
Basic earnings per share	$0.33	$0.01	$1.49	(97.0)%	14,800.0%
Diluted earnings (loss) per share from continuing business	$0.22	$(0.01)	$1.49	n/a (1)	n/a	(1)
Diluted earnings (loss) per share from discontinued business	$0.11	$0.02	$(0.01)	(81.8)%	n/a	(1)
Diluted earnings per share	$0.33	$0.01	$1.48	(97.0)%	14,700.0%

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

Key Performance Indicators

The following tables set forth, for each of the quarters in the two year period ended December 31, 2012, certain of management’s key financial performance indicators that management utilizes to assess the Company’s operating results. The first table presents the results sequentially by quarter and the second table presents the results in quarterly comparisons by year.

	2011				2012
Days in:	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Sales cycle (1)	9	10	7	11	16	0	3	2
Inventory turnover (2)	15	21	17	19	35	41	47	19
Accounts receivable (3)	48	42	39	46	50	68	63	49
Accounts payable (4)	54	53	49	54	69	109	107	66

	March 31		June 30		September 30		December 31
Days in	2011	2012	2011	2012	2011	2012	2011	2012
Sales cycle (1)	9	16	10	0	7	3	11	2
Inventory turnover (2)	15	35	21	41	17	47	19	19
Accounts receivable (3)	48	50	42	68	39	63	46	49
Accounts payable (4)	54	69	53	109	49	107	54	66

(1)	“Sales cycle” is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable.
(2)	“Inventory turnover” is calculated as the ratio of inventory, net, at period end divided by cumulative year to date average daily net cost of sales and multiplied by the cumulative number of days.
(3)	“Days in accounts receivable” is calculated as the ratio of accounts receivable, net, at period end divided by cumulative year to date average daily net sales and multiplied by the cumulative number of days.
(4)	“Days in accounts payable” is calculated as the ratio of accounts payable, net, at period end divided by cumulative year to date average daily net cost of sales and multiplied by the cumulative number of days.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,
	2010	2011	2012
Net sales	100.0%	100.0%	100.0%
Cost of sales	(91.3)%	(96.3)%	(90.8)%

Gross profit	8.7%	3.7%	9.2%
General and administrative expenses(1)	(5.0)%	(4.1)%	(2.5)%
Selling expenses	(0.8)%	(0.7)%	(0.2)%
Research and development expenses	(1.1)%	(0.4)%	(0.1)%
Impairment loss on goodwill	—	(0.6)%	—

Income (loss) from operations	1.8%	(2.1)%	6.4%
Other income, net	0.9%	1.7%	0.9%
Interest income	0.3%	0.5%	0.2%
Interest expense	—	—	(0.1)%

Income before income tax	3.0%	0.1%	7.4%
Income tax expenses	(0.8)%	(0.2)%	(1.5)%

Income (loss) from continuing business	2.2%	(0.1)%	5.9%
Income (loss) from discontinued business	1.1%	0.2%	(0.1)%

Net income attributable to Nam Tai shareholders	3.3%	0.1%	5.8%

(1)	General and administrative expenses include employee severance benefits of $0.7 million, $0.2 million and $3.5 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Sales. Our net sales increased by 118.6% to $1.1 billion for 2012, up from $525.1 million in 2011. Sales of the TCA segment and the FPC segment increased by 119.6% and 86.3%, respectively. This significant revenue increase was attributable to the commencement of the production of high-resolution LCMs for tablets at our Wuxi manufacturing facility in June 2012 and the beginning of mass production of high-resolution LCMs for smartphones at our Shenzhen manufacturing facility in September 2012.

The distribution of revenues across our reportable segments has fluctuated, and we expect it to continue to fluctuate, as a result of numerous factors, including but not limited to, increased business from new and existing customers, fluctuations in customer demand resulting from the economic recovery or otherwise and seasonality. The following table sets forth our net sales during the years ended December 31, 2011 and 2012 by reportable segment expressed as a dollar amount and as percentage of total net sales and shows the percentage difference in net sales by segment and in total between 2011 and 2012.

	Year ended December 31,
	2011		2012		2012 vs. 2011
	Dollars (in thousands)	Percent	Dollars (in thousands)	Percent	Percent
TCA	$509,124	97%	$1,118,196	97%	119.6%
FPC	$15,953	3%	$29,727	3%	86.3%

Total net sales from continuing business	$525,077	100%	$1,147,923	100%	118.6%

In the TCA segment, overall sales increased by 119.6%. This was driven primarily by an increase of 180.5% or $680.7 million, in sales of LCD modules. However, the increase was partially offset by a decrease of 54.3% or $71.7 million in the sales of other products.

In the FPC segment, net sales increased by 86.3%. This was driven primarily by an increase of 86.3%, or $13.8 million, in sales of FPC boards and FPC subassemblies.

Gross Profit. In terms of dollar value, gross profit for 2012 increased by $86.5 million compared to 2011. Gross margin increased to 9.2% of net sales in 2012 from 3.7% of net sales in 2011 mainly due to two factors. First, gross margin increased because our sales increased significantly by 118.6% as a result of the commencement of the production of high-resolution LCMs for tablets at our Wuxi manufacturing facility in June 2012 and the beginning of mass production of high-resolution LCMs for smartphones at our Shenzhen manufacturing facility in September 2012, while our overall overhead costs remained stable. Second, we changed our product mix by discontinuing certain sales orders that had poor performance.

General and Administrative Expenses. General and administrative expenses increased to $28.4 million, but decreased to 2.5% of net sales, in 2012, from $21.4 million or 4.1% of net sales in 2011. The $7.0 million increase was mainly attributable to increases of $3.3 million of employee severance benefits and $1.9 million of salaries and benefit.

Selling Expenses. Selling expenses in 2012 decreased to $2.7 million from $3.9 million in 2011 accounting for 0.2% and 0.7% of net sales for 2012 and 2011, respectively. The $1.2 million decrease was mainly attributable to the reduction in headcount of our marketing department.

Research and Development Expenses. Research and development expenses in 2012 decreased to $1.4 million from $2.3 million in 2011 accounting for 0.1% and 0.4% of net sales for 2012 and 2011, respectively. The decrease was attributable to the reduction in headcount of the research and development department.

Other Income, Net. During 2012, our other income was $9.8 million compared to $9.2 million in 2011.

Interest Income. Interest income was $2.1 million, which decreased by $0.6 million from $2.7 million in 2011. The decrease was primarily the result of bank deposit interest rates of 2012 was lower than 2011.

Income Tax Expenses. Income tax expense represented income tax provision of $13.6 million (2011: $3.7 million) and deferred tax expenses of $3.7 million (2011: deferred tax credit of $2.7 million) recognized during the year. The increase of income tax expenses was attributable to the increase of income before income tax and decrease of the tax losses in Wuxi.

Income (loss) from continuing business. Income from continuing business increased to $67.6 million in 2012 from net loss of $0.4 million in 2011 as result of the foregoing.

Income (loss) from discontinued business. Net loss from discontinued business amounted to $0.7 million in 2012 (2011: net income of $0.9 million). After the final evaluation on the viability of its LCDP business based on its performance in the first quarter of 2012, the Company has decided to exit its LCDP business which products LCD modules by the end of March 2012. The operation of this LCDP business ceased in December 2012.

The following table sets forth, for the years indicated, net income (loss) by reportable segment expressed as a dollar amount and as a percentage of total net income.

	Year ended December 31,
	2011		2012		2012 vs. 2011
	Dollars (in thousands)	Percent	Dollars (in thousands)	Percent	Percent
TCA	$17,465	(4,218.6)%	$75,723	112.0%	333.6%
FPC	$(14,022)	3,387.0%	$(6,835)	(10.1)%	n/a	(1)
Corporate	$(3,857)	931.6%	$(1,273)	(1.9)%	n/a	(1)

Net (loss) income from continuing business	$(414)	100.0%	$67,615	100.0%	n/a	(1)

(1) Percentage change is presented as “n/a” if either of the two periods contains a loss.

In the TCA segment, net income was $75.7 million in 2012 compared to net income of $17.5 million in 2011. This increase was principally due to a significant increase in sales by 119.6% as a result of the ramp up of the production of high-resolution LCMs for tablets at our Wuxi facility in June 2012 and the commencement of mass production of high-resolution LCMs for smartphones at our Shenzhen facility in September 2012, while the overall overhead costs remained stable.

Net loss in the FPC segment decreased to $6.8 million from $14.0 million mainly because of an increase in sales of 86.3%.

Net income in the corporate segment is mainly represented by corporate expenses which were not allocated to segments.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Sales. Our net sales increased by 17.1% to $525.1 million for 2011, up from $448.3 million in 2010. Sales of the TCA segment and the FPC segment increased by 14.5% and 334.6%, respectively.

The distribution of revenues across our reportable segments has fluctuated, and we expect it to continue to fluctuate, as a result of numerous factors, including but not limited to, increased business from new and existing customers, fluctuations in customer demand resulting from the economic recovery or otherwise and seasonality. The following table sets forth our net sales during the years ended December 31, 2010 and 2011 by reportable segment expressed as a dollar amount and as percentage of total net sales and shows the percentage difference in net sales by segment and in total between 2010 and 2011.

	Year ended December 31,
	2010		2011		2011 vs. 2010
	Dollars (in thousands)	Percent	Dollars (in thousands)	Percent	Percent
TCA	$444,642	99%	$509,124	97%	14.5%
FPC	$3,671	1%	$15,953	3%	334.6%

Total net sales from continuing business	$448,313	100%	$525,077	100%	17.1%

In the TCA segment, overall sales increased by 14.5%. This was driven primarily by the increase of 52.7% or $130.2 million in sales of LCD modules.

In the FPC segment, net sales increased by 334.6%. This was driven primarily by an increase of 334.6% or $12.3 million in sales of FPC boards and sub-assemblies.

Gross Profit. In terms of dollar value, gross profit for 2011 decreased by $19.7 million compared to 2010. Gross margin decreased to 3.7% of net sales in 2011 from 8.7% of net sales in 2010 mainly due to three factors. First, our gross margin decreased because we changed our product mix. We discontinued production of box-built products with higher gross margins, such as Bluetooth headsets and calculators. Consistent with our long-term business strategy, we narrowed our focus to higher-growth, lower-margin business opportunities, such as key component assembly for telecommunication products. Second, our labor costs continue to increase due to year on year wage inflation in China. Third, launch costs for new projects and operating losses at our facility in Wuxi continued to accrue although our Wuxi facility was completed in 2009 and began manufacturing pilot runs of FPC boards and moving to large scale manufacturing in 2010.

General and Administrative Expenses. General and administrative expenses decreased to $21.4 million, or 4.1% of net sales, in 2011, from $22.4 million or 5.0% of net sales in 2010. The $1.0 million decrease was mainly attributable to a decrease in incentive bonus.

Selling Expenses. Selling expenses in 2011 increased slightly to $3.9 million from $3.7 million in 2010 accounting for 0.7% and 0.8% of net sales for 2011 and 2010, respectively.

Research and Development Expenses. Research and development expenses in 2011 decreased to $2.3 million from $4.7 million in 2010 accounting for 0.4% and 1.1% of net sales for 2011 and 2010, respectively, due to CECP business decline.

Other Income, Net. During 2011, we had other income of $9.2 million, comprised primarily of a $7.6 million (2010: $2.3 million) foreign currency exchange gain, compared to $3.9 million in 2010. The increase was mainly attributable to the appreciation of the renminbi against the U.S. dollar.

Interest Income. Interest income was $2.7 million, which increased by $1.2 million from $1.5 million in 2010. The increase was primarily the result of greater RMB cash balances that were deposited in banks with higher interest rates than were available in 2010.

Income Tax Expenses. Income tax expenses represented income tax provision of $3.7 million (2010: $8.1 million) and deferred tax credit of $2.7 million (2010: $4.5 million) recognized during the year, which mainly arose from tax losses from our operation in Wuxi. However, the actual utilization of this deferred tax asset depends on future profit streams of our businesses.

Net Income. Net income decreased to net loss of $0.4 million in 2011 from net income of $9.9 million in 2010 as result of the discontinued production of box-built products with higher gross margins, such as Bluetooth headsets and calculators, and our focus to higher-growth, lower-margin business opportunities, such as key component assembly for telecommunication products.

The following table sets forth, for the years indicated, net income (loss) by reportable segment expressed as a dollar amount and as a percentage of total net income.

	Year ended December 31,				2011 vs.
	2010		2011		2010
	Dollars (in thousands)	Percent	Dollars (in thousands)	Percent	Percent
TCA	$26,876	272.4%	$17,465	(4,218.6)%	(35.0)%
FPC	$(11,430)	(115.9)%	$(14,022)	3,387.0%	n/a	(1)
Corporate	$(5,580)	(56.5)%	$(3,857)	931.6%	n/a	(1)

Net income (loss) from continuing business	$9,866	100.0%	$(414)	(100.0)%	n/a	(1)

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

In the TCA segment, net income was $17.5 million in 2011 compared to $26.9 million in 2010. The decrease mainly resulted from the discontinued production of box-built products with higher gross margins, such as Bluetooth headsets and calculators, and our focus to higher-growth, lower-margin business opportunities, such as key component assembly for telecommunication products.

Net loss in the FPC segment increased to $14.0 million from $11.4 million, mainly because FPC segment were still burdened with launch costs for new projects in our facility in Wuxi. Such increase in expenses was partially offset by the increase in sales.

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

We had net working capital of $181.4 million at December 31, 2012 compared to net working capital of $163.1 million at December 31, 2011. The principal components of our working capital at December 31, 2012 and December 31, 2011 consisted of cash and cash equivalents, accounts receivables, and inventories. The increases in these components at December 31, 2012 from levels at December 31, 2011, was primarily resulted from the increase in cash and time deposit by $54.3 million in 2012.

We expect our working capital requirements and capital expenditures to increase when we begin expanding our operations through the construction of new factories and machinery purchases. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.

We currently believe that during 2013, our capital expenditures will be approximately $6.1 million. For additional information concerning our planned capital expenditures during 2013, please see ITEM 4. Information on the Company – Capital Expenditures on page 24 of this Report. We believe that our level of internal resources, which include cash and cash equivalents, fixed deposits maturing over three months, accounts receivable, and available borrowings under our credit facilities, will be adequate to fund these capital expenditures and our working capital requirements for at least the next twelve months. Should we desire to pursue acquisition opportunities or undertake additional significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. We cannot assure you that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.

The following table sets forth, for the years ended December 31, 2010, 2011 and 2012, selected consolidated cash flow information ($ in thousands):

	Year Ended December 31,
	2010	2011	2012
Net cash provided by (used in) operating activities	$34,893	$(5,320)	$109,771
Net cash provided by (used in) investing activities	$8,217	$(99,410)	$(66,928)
Net cash used in financing activities	$—	$(8,961)	$(4,163)

Net increase (decrease) in cash and cash equivalents	$43,110	$(113,691)	$38,680

Net cash provided by operating activities for 2012 was $109.8 million. This consisted primarily of a $66.9 million consolidated net income, and $26.1 million of non-cash item depreciation and amortization, an increase in accounts payable of $104.4 million and an increase in accrued expenses and other payables of $15.3 million and a decrease in net deferred tax asset of $5.5 million. Net cash provided by operating activities was partially offset by an increase in accounts receivable of $81.2 million, an increase in inventories of $23.8 million, an increase in prepaid expenses and other receivables of $10.0 million.

Net cash used in investing activities was $66.9 million for 2012, consisting primarily $58.4 million in capital expenditures, which were used mainly to expand our manufacturing capacity and purchase equipment and land use right for our new manufacturing site in Wuxi and new project in Shenzhen and increase of fixed deposits of $15.0 million maturing over three months.

Net cash used in financing activities was $4.2 million for 2012, representing a dividend payment to shareholders of the Company of $12.5 million. Net cash used in financing activities was partially offset by an increase in bank loans of $4.8 million and an increase in trust receipt loans of $3.6 million.

Net cash used in operating activities for 2011 was $5.3 million. This consisted primarily of an increase in prepaid expenses and other receivables of $14.2 million, an increase in deferred tax asset of $2.5 million and a decrease in income tax payable of $4.2 million. Net cash used in operating activities was partially offset by a $0.5 million consolidated net income and $16.1 million of non-cash depreciation and amortization.

Net cash used in investing activities was $99.4 million for 2011, consisting primarily $59.9 million in capital expenditures, which were used mainly to expand our manufacturing capacity and purchase equipment for our new manufacturing site in Wuxi, increase in fixed deposits of $34.8 million maturing over three months and deposits paid for property, plant and equipment of $4.1 million.

Net cash used in financing activities was $9.0 million for 2011, representing a dividend payment to shareholders of the Company.

Net cash provided by operating activities for 2010 was $34.9 million. This consisted primarily of a $15.0 million consolidated net income, $24.5 million of non-cash item depreciation and amortization, an increase in accounts payable of $25.9 million and an increase in accrued expenses and other payables of $4.4 million. Net cash provided by operating activities in 2010 was partially offset by an increase in accounts receivable of $16.3 million, an increase in inventories of $13.0 million, an increase in prepaid expenses and other receivables of $2.4 million and increase in net deferred tax asset of $2.6 million.

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

For the years ended December 31, 2011 and 2012, we had no guaranteed loans.

We had no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect our liquidity.

Capital Resources

As of December 31, 2012, we had $157.8 million in cash and cash equivalents and short-term deposits and $49.8 million of fixed deposits maturing over three months, compared with $118.5 million in cash and cash equivalents and short-term deposits and $34.8 million of fixed deposits maturing over three months, as of December 31, 2011. We had short-term notes payable of $4.3 million, short-term bank borrowings of $4.8 million and trust receipt loans of $3.6 million as of December 31, 2012.

As of December 31, 2012, we had in place $176.3 million of general banking facilities with financial institutions. The maturity of these facilities is generally up to 180 days. These banking facilities (which are not considered guaranteed loans) are guaranteed by NTISZ and cross guarantee given by Zastron Shenzhen and Wuxi Zastron-Flex and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks’ reference lending rates. Our facilities permit us to obtain letters of credit, import facilities, treasury products, trust receipt financing, revolving loans and overdrafts. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2012, we had available unused credit facilities of $161.8 million.

As of December 31 2012, we had short-term bank borrowings of $4.8 million and short–term trust receipt loans of $3.6 million.

As of December 31 2012, we had no long-term bank loans.

Our contractual obligations, including capital expenditure, purchase obligations and future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2012 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments (in thousands) due by period
Contractual Obligations	Total	2013	2014 to 2015	2016 to 2017	After 2017
Long-term debt obligations	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	42	42	—	—	—
Purchase obligations:
Capital commitments	1,631	1,631	—	—	—
Other purchase obligations	99,466	99,466	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet under US GAAP	—	—	—	—	—

Total	$101,139	$101,139	$—	$—	$—

With the exception of a requirement for PRC subsidiaries that about 11% of profits after tax be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends from the PRC once all taxes are paid and assessed and losses, if any, from previous years have been made good.

Impact of Inflation

Historically, inflation in China, where virtually all of our assets and employees are located, has had little impact on our business because we have been able to increase the price of our services and products to keep pace with inflation. However, in addition to the appreciation of the renminbi to the U.S. dollar, inflation in China has recently affected us significantly. China’s consumer price index, the broadest measure of inflation, rose 2.0% in January 2013 from the level in January 2012. The wages we pay our employees also increased substantially in 2012. At December 31, 2012, the average wage level of our direct labor workforce was approximately 13.5% higher than that at December 31, 2011. China’s overall economy and the average wage in the PRC are expected to continue to grow.

Continuing inflation and material increases in the cost of labor could diminish our competitive advantage. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.

Recent Changes in Accounting Standards

In December 2011, the FASB issued Accounting Standards Update (ASU) 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Asset and Liabilities”, which clarifies the scope of the offsetting disclosures of ASU 2011-11. Both ASUs are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The Company believes that its adoption of these ASUs will not have any material impact on its consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”, which provides companies an option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, as a result of the qualitative assessment, it is determined that it is not more likely than not that the indefinite-lived intangible assets is impaired, then the company is not required to take further action. ASU No. 2012-02 will be effective for the Company for impairment tests of indefinite-lived intangible assets performed in the fiscal year beginning after September 15, 2012, with early adoption permitted. The adoption of this guidance will have no impact on the Company’s consolidated financial position, results of operations and cash flows.

In October 2012, the FASB issued ASU 2012-04, “Technical Corrections and Improvements”, which makes certain technical corrections and “conforming fair value amendments” to the FASB Accounting Standards Codification. The amendments affect various codification topics and apply to all reporting entities within the scope of those topics. These provisions of the amendment are effective upon issuance, except for amendments that are subject to transition guidance, which will be effective for fiscal periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2012-04 will not have any material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail on these amounts. This ASU is effective prospectively for reporting periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2013-02 will not have any material impact on its consolidated financial statements.

Research and Development

Our research and development expenditures were mainly comprised of salaries and benefits paid to our research and development personnel and primarily for the development of advanced manufacturing techniques to produce complex products on a mass scale and at a low cost. We expense our research and development costs as incurred. For the years ended December 31, 2010, 2011 and 2012 we incurred research and development expenses of approximately $4.7 million, $2.3 million and $1.4 million, respectively.

Trend Information

In 2013, we continued to focus our business on manufacturing higher volume LCD modules geared toward applications in market segments that management perceives to be strong, such as telecommunications and automotive. In order to meet the demand from customers, we are considering significant expansion of production capacity for LCD modules and assemblies for smartphones and tablet applications in upcoming years. For the FPC business, after the final evaluation on the viability and based on its performance in the third quarter of 2012, we have decided to discontinue our FPC business by the end of March 2013, as this business has been generating losses since its initial production.

Off-balance Sheet Arrangements

For 2012, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Managers

Our current directors and senior management, and their ages as of March 1, 2013, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries
M. K. Koo	68	Nam Tai’s Executive Chairman, Chief Financial Officer
Wang Lu Ping	57	Chief Executive Officer of Nam Tai
Liu Pi Hao	49	Vice Chief Executive Officer of Shenzhen Manufacturing
Wang Shi Ping	59	Senior Operations President of Shenzhen Manufacturing
Peter R. Kellogg	70	Member of the Board of Directors
Dr. Wing Yan (William) Lo	52	Member of the Board of Directors
Charles Chu	56	Member of the Board of Directors
Mark Waslen	52	Member of the Board of Directors

M. K. Koo. (Year of Birth: 1944). Mr. Koo, a founder of the Nam Tai Group, serves as Executive Chairman and Chief Financial Officer of Nam Tai. Mr. Koo has served Nam Tai in various senior executive and management positions since our inception, including responsibilities for corporate strategy, finance and administration. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.

Wang Lu Ping. (Year of Birth: 1956). Mr. Wang, the Chief Executive Officer of Nam Tai. He has rejoined Nam Tai as Operations President of its manufacturing plant in Wuxi since September 2011. From 1997 to 2004, Mr. Wang was employed by Nam Tai in various capacities, including Engineering Manager, Assistant General Manager and Managing Director. From 2006 to 2009, Mr. Wang was re-employed as Chief Operating Officer and Chief Executive Officer of Zastron Electronic (Shenzhen) Co., Ltd. Before joining Nam Tai in 1997, Mr. Wang held several management positions in various companies in Taiwan and Malaysia. Mr. Wang graduated from Chinese Military Academy in Taiwan. He has over 28 years of managing experience in the field of electronics industry.

Liu Pi Hao. (Year of Birth: 1963). Mr. Liu, the Vice Chief Executive Officer of Shenzhen Manufacturing. He joined Nam Tai as a Production Assistant General Manager in Operations Department on November 15, 1999. During his 13 years, he served Nam Tai in various capacities, including Assistant General Manager of R&D, Assistant General Manager of Quality Department, Director & Vice General Manager of the GM Office, and Vice President of the Purchasing Department.

Wang Shi Ping. (Year of Birth: 1954). Mr. Wang is the Senior Operations President of Shenzhen Manufacturing. He joined Nam Tai as an engineer in the Engineering Department on June 10, 1991. During his 21 years service to Nam Tai, he sequentially served as the Manager of the Engineering Department, the Assistant Manager of the Production Department, the Vice General Manager of the General Management (“GM”) Office, the Directing Vice General Manager of the GM Office, the Operations Director of the GM Office, the Vice Operations President of the GM Office, and the Operations President of the Operations Department.

Peter R. Kellogg. (Year of Birth: 1942). Mr. Kellogg has served on our Board of Directors since June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg serves on our Compensation Committee and Nominating/Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies and the U.S. Ski Team.

Dr. Wing Yan (William) Lo, (Year of Birth: 1961). Dr. Lo has served on our Board of Directors since July 8, 2003. From 1998 to 1999, Dr. Lo served as the Chief Executive Officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. From 2002 to 2006, Dr. Lo served as Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. Until mid-2009, Dr. Lo served as Vice Chairman and Managing Director of I.T. Limited, a Hong Kong retailer in the fashion apparel market with stores in the PRC, Taiwan, Macao, Thailand and Middle East, listed on the Main Board of the Hong Kong Stock Exchange. Dr. Lo is currently the Vice-Chairman of South China Media Group, the largest publication company in Hong Kong on magazine publication and print media. As an industry leader, SCM publishes monthly and weekly magazines of diversified interests ranging from fashion, lifestyle, entertainment, current affairs, finance to family with titles such as Jessica, Capital, CarPlus, Marie Claire, Esquire etc. Dr. Lo holds an M. Phil. and Ph.D. degrees from Cambridge University, England. He also serves as an Adjunct Professor of The School of Business of Hong Kong Baptist University. He is also a governor of an independent school, the ISF Academy, as well as the Chairman of Junior Achievement Hong Kong. In 1998, Dr. Lo was appointed as a Hong Kong Justice of the Peace. In 2003, he was appointed as a Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating/Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.

Charles Chu. (Year of Birth: 1957). Mr. Chu originally served as a Director of Nam Tai from November 1987 to September 1989. He was reappointed in November 1992 and has since served on our Board of Directors. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves as Chairman of our Compensation Committee and on our Audit Committee and Nominating/Corporate Governance Committee. Mr. Chu received his Bachelor’s of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.

Mark Waslen. (Year of Birth: 1960). Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee and on our Compensation Committee and Nominating/Corporate Governance Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including Financial Controller, Secretary and Treasurer. Since June 1, 2010, Mr. Waslen is employed as a Partner with MNP LLP, a Canadian Chartered Accountant and business advisory firm. From 2001 to 2010, Mr. Waslen was employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. Prior to joining Berris Mangan, Mr. Waslen has been employed by various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.

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

Compensation of Directors and Management

Compensation on an Aggregate Basis

The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2012 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $2.5 million. That total includes an aggregate of $0.3 million in stock compensation expense for options granted to the Company’s non-employee directors and senior management.

During the year ended December 31, 2012, we granted to our directors, under our stock option plan, options to purchase an aggregate of 60,000 of our common shares at an exercise price of $5.34 per share. The exercise price of the shares covered by the options granted during 2012 was equal to the fair market value of our shares on the date of grant. The closing price of our common stock on the date of grant, June 6, 2012, was $5.34, as reported on the NYSE. The options granted during 2012 expire on the third anniversary of their grant date in 2015.

During the year ended December 31, 2012, we granted to a director and management, under our stock option plans, options to purchase an aggregate of 600,000 of our common shares at an exercise price of $6.66 per share and 831,000 of our common shares at an exercise price of $5.63 per share. The exercise price of the shares covered by the options granted during 2012 was equal to the fair market value of our shares on the date of grant. The closing price of our common stock on the date of grant, February 10, 2012, was $6.66 and April 27, 2012, was $5.63 as reported on the NYSE. The options granted during 2012 expire on the third anniversary of their grant date till 2015.

We pay our directors $4,000 per month for their services as directors, and $1,000 per meeting attended in person and $700 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.

Members of our senior management were eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Senior management is entitled to share up to 15% of the operating income, after tax, from the subsidiary in which they are employed for the year. During 2012, senior management was entitled to 5% or 15%. In addition to cash incentives, members of our senior management are eligible to receive stock options from our Stock Option Plans. However the key management agrees to cancel the cash incentive bonus when they accept Employee Stock Option Plan. For 2012, the former Chief Executive Officer and Chief Financial Officer were each entitled to 20%, of the incentive pools and the balance is to be shared by other operational senior management of the Company per above.

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

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, or MPF, scheme, a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. The MPF is available to all employees aged 18 to 64 and with at least 60 days of service at Nam Tai in Hong Kong or Macao. We contribute 5% of the employee’s income. The maximum income for contribution purposes per employee is $3,000 per month. Staff members are entitled to 100% of the Company’s contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong at the end of employment contracts.

The cost of our contributions to the staff retirement plans in Hong Kong and China amounted to approximately $1.7 million, $2.3 million and $3.9 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Compensation on an Individual Basis*

Directors Compensation

The following table presents the total compensation paid to each of our non-management directors during 2012:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Peter R. Kellogg	52,900	15,300	—	68,200
Charles Chu	58,200	15,300	—	73,500
Dr. Wing Yan (William) Lo	56,700	15,300	—	72,000
Mark Waslen	56,400	15,300	—	71,700

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees.
(2)	Consists of the US$ amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.
*	Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this Report and plan to do so in our proxy statement for our 2013 Annual Meeting of Shareholders (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefore promulgated under the Securities Exchange Act of 1934). See ITEM 3. Key Information of this Report under the heading “Risk Factors – Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections and information afforded to investors”. By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this Report or in our proxy statement, we are not undertaking any duty, and investors and others reviewing this Report should not expect, that we will continue to make such disclosures in any future Reports or in our proxy statements as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this Report may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this Report do not necessarily comply with the applicable requirements therefore under Form 10-K or Regulation 14A and this Report does not contain all disclosures required by ITEM 11 of Form 10-K or ITEM 8 of Schedule 14A of Regulation 14A.

Options Granted During the Year and Held by Directors, at December 31, 2012

Our policy is to grant to non-employee directors on an annual basis, upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. Accordingly, in June 2012, each of our non-employee directors was granted options to purchase 15,000 shares (a total of 60,000 shares for all of our non-employee directors) at an exercise price of $5.34 and they are exercisable immediately. These options lapse three years from the date of grant.

Compensation on an Individual Basis — Executive Officers

The following table sets forth a summary of the compensation which we (including our subsidiaries) paid during 2012 to Mr. Koo and our three other highest paid executive officers during 2012 who were serving at December 31, 2012.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)(1)		Other comp. and benefits ($)(2)		Total ($)
Koo Ming Kown	2012	850,528	(3)	607,756	(4)	1,458,284
Nam Tai’s Executive Chairman, Chief Financial Officer	2011	851,625	(3)	318,287	(4)	1,169,912
	2010	212,915	(3)	236,079	(4)	448,994

Wang Lu Ping(5)	2012	286,206		35,512		321,718
Chief Executive Officer of Nam Tai	2011	93,453		31,556		125,009

Liu Pi Hao	2012	172,042		21,575		193,617
Vice Chief Executive Officer of Shenzhen Manufacturing	2011	150,468		2,047		152,515
	2010	130,899		1,172		132,071

Wang Shi Ping	2012	184,946		16,278		201,224
Senior Operations President of Shenzhen Manufacturing	2011	170,460		41,187		211,647
	2010	147,120		188,607		335,727

(1)	Consists of the basic salary earned by the named executive officers during the year indicated. Cash compensation included in the table was paid to Nam Tai’s senior executives in HK$, RMB and Japanese yen (“JPY”), respectively and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.76, $1.00:RMB6.30 and $1.00:JPY79.33 for 2012, $1.00:HK$7.75, $1.00:RMB6.43 and $1.00:JPY79.39 for 2011 and $1.00:HK$7.75, $1.00:RMB6.77 and $1.00:JPY89.08 for 2010, respectively.
(2)	To the extent applicable to the named individual, consists of amounts paid for housing, golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums, bonus and fees for annual physical examination. The value of stock options is not included.
(3)	Mr. Koo was appointed as Nam Tai’s Chief Financial Officer effective March 1, 2009. Prior to March 1, 2009, Mr. Koo served on Nam Tai’s Board of Directors as Non-executive Chairman of the Board and since March 1, 2009 has served as Executive Chairman of the Board. Mr. Koo’s salary for serving as Nam Tai’s Chief Financial Officer during 2010, 2011 and 2012 was $1.00 per month. Effective October 1, 2010, in addition to his duties as Nam Tai’s Chief Financial Officer, Mr. Koo was appointed as President of NTEEP, his salary for serving as Nam Tai’s Chief Financial Officer was confirmed at $1.00 per month and his salary for serving as President of NTEEP at approximately $0.9 million annually. See ITEM 7. Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions.
(4)	“All other compensation and benefits” for 2012 includes insurance premiums and fees for annual physical examination, $0.2 million in housing allowance provided for Mr. Koo, $0.3 million share options to purchase an aggregate of 600,000 of our common shares at an exercise price of $6.66 per share and $0.1 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2012, but is payable to Mr. Koo in February 2013. “All other compensation and benefits” for 2011 includes insurance premiums and fees for annual physical examination, $0.2 million in rent charges paid for housing provided for Mr. Koo and $0.1 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2011, but is payable to Mr. Koo in February 2012. “All other compensation and benefits” for 2010 includes insurance premiums and golf membership expenses, $0.1 million in rental charges paid for housing provided for Mr. Koo and $0.03 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2010, but which is payable to Mr. Koo in March 2011. See ITEM 7. Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions for a discussion of the compensation payable and previously payable to Mr. Koo as Nam Tai’s CFO. “All other compensation and benefits” in 2012, 2011 and 2010 also includes directors fees of nil, nil and $0.04 million, respectively.
(5)	Rejoined in September 2011.

Retirement Benefits

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund. The following table provides amount of contributions that the Company has made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

Name	Number of years of credited Service		Value at December 31, 2012 of Accumulated Benefits ($)	Company Payments During 2012 ($)
Koo Ming Kown	38.0	(1)	N/A	N/A
Wang Lu Ping(2)	11.3		N/A	N/A
Liu Pi Hao	13.1		N/A	N/A
Wang Shi Ping	21.6		N/A	N/A

(1)	Prior to October 2010, Mr. Koo’s services as our employee were for Nam Tai Electronics, Inc., the ultimate parent, and as such he is not eligible under Hong Kong’s Mandatory Provident Retirement Fund. Accordingly, no contributions have been made for Mr. Koo. Although he was appointed President of our subsidiary, NTEEP, effective October 1, 2010, contributions are not required for Mr. Koo under Hong Kong’s Mandatory Provident Retirement Fund because he is over 65 years old.
(2)	Rejoined in September 2011.

Options Held by Executive Officers at January 31, 2013

Stock Options of Directors and Management

The following table provides information concerning the options owned by our current Directors and Management as of January 31, 2013.

Name	Number of common shares subject to option	Exercise price ($)	Expiration Date
Koo Ming Kown	—	—	—
Wang Lu Ping	50,000	5.63	April 26, 2015
Liu Pi Hao	40,000	5.63	April 26, 2015
Wang Shi Ping	25,000	5.63	April 26, 2015

Board Practices

All directors hold office until our next annual meeting of shareholders, which generally is in the summer of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The full board committee appoints members and the chairman of the board committees, who serve at the pleasure of the Board. Nam Tai does not have any director service contracts providing for benefits upon termination of service as a director or employee (if employed). We previously had a contract with Mr. Koo related to his board service. For more information relating to the loss of office agreement with Mr. Koo and its termination, see ITEM 7. Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions on page 57 of this Report.

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

•

who, or whose immediate family members(1), have not received greater than US$0.1 million in direct compensation from the Company, other than directors’ and committees’ fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continuous service), during any twelve-month period within the last three years immediately prior to the date of his appointment as an INED;

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

•

none of whose immediate family members(1) have been, within the last three years immediately prior to the date of his appointment as an INED, partners or employees of the internal or external audit firm and personally worked on the Company’s audit during that time; and

•

who, or whose immediate family members(1), are not, nor within the last three years immediately prior to the date of his appointment as an INED, employed as an executive officer of another company in which any of the Company’s present executives at the same time serves or served on that company’s compensation committee; and

•

who is not an employee of, or whose immediate family members(1) are not executive officers of, a company that has made payments to, or received payments from, the Company for property or services in an amount which in any of the three fiscal years prior to his appointment as an INED, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

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

Our Compensation Committee consisted of four independent non-executive directors in 2012: Messrs. Chu, Waslen, Kellogg and Dr. Lo. Mr. Chu serves as the Chairman of the Compensation Committee.

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

Stock Options of Directors and Management

During 2012, our non-employee directors were each granted options to purchase 15,000 shares of the Company. These options (a total of 60,000 options) and an aggregate of 120,000 options granted to our directors in 2010 and 2011 (a total of 180,000) were outstanding and held by our directors as of February 28, 2013. The options granted in 2010 are exercisable at $4.45 per share and will lapse on June 2, 2013, the options granted in 2011 are exercisable at $5.92 per share, and will lapse on June 9, 2014, and the options granted in 2012 are exercisable at $5.34 per share and will lapse on June 5, 2015.

During 2012, a director and management were granted options to purchase 600,000 and 831,000 shares of the Company, respectively. These options granted in 2012 are exercisable at $6.66 and $5.63 per share, respectively, and will lapse on February 9, 2015 and April 26, 2015, respectively.

Share Ownership of Directors and Management

For information regarding the numbers and percentage ownership of our shares, see ITEM 7. Major Shareholders and Related Party Transactions – Shares and Options Ownership of Directors, Management and Principal Shareholders.

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

At January 31, 2013, we had options outstanding to purchase 180,000 shares, 1,431,000 shares and 12,000 shares held by non-employee directors, a director and management, consultant, respectively. Under our existing stock option plans, options to purchase 1,161,869 shares were available for future grant.

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

Employees

The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2010, 2011 and 2012.

		At December 31,
Geographic Location	Main Activity	2010	2011	2012
Shenzhen, PRC
	Manufacturing	4,153	2,910	4,565
	Research and development	96	63	17
	Quality control	297	252	337
	Engineering	158	119	157
	Administration	289	297	194
	Marketing	57	51	18
	Support(1)	155	134	186

	Total Shenzhen	5,205	3,826	5,474
Wuxi, PRC
	Manufacturing	366	886	893
	Research and development	21	26	4
	Quality control	70	197	207
	Engineering	43	72	81
	Administration	81	70	118
	Marketing	11	18	7
	Support(1)	21	105	101

	Total Wuxi	613	1,374	1,411
Hong Kong
	Administration	6	6	8

	Total Hong Kong	6	6	8
	Total Employees	5,824	5,206	6,893

(1)	Employees categorized in “support” include personnel engaged in procurement, customs, shipping and warehouse services.

Our subsidiaries in Shenzhen, China have entered into collective agreements with their respective trade unions. The collective agreements usually set out the minimum standard for wages, working hours and other benefits. The current collective agreement between our subsidiaries and its trade union was renewed on March 1, 2013 and we expect that it will be renewed on an annual basis thereafter.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Shares and Options Ownership of Directors, Senior Management and Principal Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of January 31, 2013, by each person (or group within the meaning of Section 13(d)(3) of the Exchange Act) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management.

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	6,450,000	(2)	14.4%
I.A.T. Reinsurance Syndicate Ltd.	5,774,800	(2)	12.9%
M. K. Koo	5,242,786	(3)	11.7%
Charles Chu	47,500	(4)	*
Wing Yan (William) Lo	45,000	(4)	*
Mark Waslen	55,000	(4)	*
Wang Lu Ping	52,416	(5)	*
Wang Shi Ping	25,000	(6)	—
Liu Pi Hao	40,000	(7)	—

*	Less than 1%.

(1)	Percentage of ownership is based on 44,803,735 common shares outstanding as of January 31, 2013. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days of January 31, 2013 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Mr. Kellogg directly holds 6,450,000 common shares and indirectly, through I.A.T. Reinsurance Syndicate Ltd., holds 5,774,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of the shares held by I.A.T. Reunsurance Syndicate Ltd. Mr. Kellogg also holds options to purchase 45,000 shares, which he received in 2010, 2011 and 2012 as a director of Nam Tai.
(3)	Mr. Koo beneficially owned 5,242,786 common shares jointly with Ms. Cho Sui Sin, Mr. Koo’s wife.
(4)	Includes options to purchase 45,000 shares.
(5)	Includes 2,416 common shares held by Ms. Jean S. Tsai, Mr. Wang’s wife, and options to purchase 50,000 shares.
(6)	Includes options to purchase 25,000 shares.
(7)	Includes options to purchase 40,000 shares.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly through January 31, 2013.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of January 31, 2013, there were approximately 596 holders of record of our common shares. According to information provided to us by our transfer agent, 580 holders of record with addresses in the United States held 39,499,122 of our common shares at January 31, 2013.

The following table reflects the percentage ownership of our common shares during the last three years ended January 31, 2013 by shareholders who beneficially owned 5% or more of our common shares during that period:

	Percentage Ownership(1)
	2011		2012		2013
Peter R. Kellogg(2)	13.0%		13.3%		14.4%
I.A.T. Reinsurance Syndicate Ltd.	11.7%		11.7%		12.9%
M. K. Koo	11.7%		11.7%		11.7%
Kahn Brothers LLC	5.5	%(3)	5.5	%(3)(4)	6.4	%(3)

(1)	Based on 44,803,735 common shares outstanding on January 31, 2013. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days of January 31, 2013 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Includes shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg disclaims beneficial ownership. Mr. Kellogg also holds options to purchase 45,000 shares, which he received in 2010, 2011 and 2012 as a director of Nam Tai.
(3)	Based on a Schedule 13G filed with the SEC by the beneficial holder on February 7, 2011 and on February 11, 2013 for the year end December 31, 2012.
(4)	The holder did not make a filing with the SEC under Rule 13d-1 or 13d-2 of the Exchange Act for its holdings in 2012, the Company assumed the holder has no change from 2011.

The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of the Company.

Certain Relationships and Related Party Transactions

In connection with the appointment of Mr. Koo as Nam Tai’s Chief Financial Officer in March 2009, Nam Tai and Mr. Koo agreed to the following compensation arrangements: (1) a salary of $1.00 per month; (2) employment benefits comparable to those provided to other members of senior management, including insurance coverage, annual physical examination, golf club membership fees, and housing allowance for his apartment in Hong Kong of up to $0.02 million per month, plus all miscellaneous fees; and (3) compensation in the amount of $3.0 million after completion of three years’ service with Nam Tai as Chief Financial Officer.

The compensation payable to Mr. Koo for his three-years’ of service was not payable if Nam Tai replaced Mr. Koo with a suitable candidate within the three-year period ending February 28, 2012. In October 2010, Nam Tai appointed Joseph Li as Chief Financial Officer. In November 2010, as a consequence of his wife’s health, Mr. Li resigned as Nam Tai’s Chief Financial Officer and Mr. Koo again resumed in that position. However, despite his short tenure, Mr. Li’s appointment as Nam Tai’s Chief Financial Officer within the three-year period terminated the Company’s obligation to pay Mr. Koo at the end of the three years. Accordingly, the approximately $1.6 million we accrued since March 2009 for the potential payment to Mr. Koo at the end of his three years of service as the Chief Financial Officer was added to the Company’s additional paid-in capital on Nam Tai’s balance sheet at December 31, 2010 in accordance with the guidance under SAB Topics 1B.1 and 5T, and FASB ASC 718-10-15-4.

In view of Mr. Li’s resignation, Mr. Koo resumed as Nam Tai’s Chief Financial Officer and he and Nam Tai entered in an employment agreement effective October 1, 2010 regarding Mr. Koo’s service as Nam Tai’s CFO. Under this employment agreement, Mr. Koo’s salary remains at $1.00 per month, Mr. Koo is also entitled to receive perquisites consisting of (a) the same benefits as other members of the senior management enjoy, (b) reimbursement for any reasonable miscellaneous expenses including entertainment expenses and (c) reimbursement for the actual amount that Mr. Koo pays for the housing allowance of his residential apartment in the amount of approximately $0.02 million monthly, and all monthly utilities charges, such as for water, electricity telephone etc. Under the employment agreement, in the event that (1) Nam Tai terminates Mr. Koo for any reason other than for his commission of a criminal act, Nam Tai has agreed to pay Mr. Koo an amount which is equal to 36 months of his basic monthly salary, all bonuses and allowances and so on that he is entitled to at the time of his termination and (2) Mr. Koo wishes to terminate his employment with Nam Tai, except in the case of illness or other health conditions that prevent him from working, he must provide Nam Tai with one year’s prior written notice.

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

During 2009, Mr. Koo was granted options to purchase 15,000 shares of the Company and, in 2010, Mr. Koo’s options granted in 2009 were abandoned and lapsed. During 2012, Mr. Koo was granted options to purchase 600,000 shares of the Company at an exercise price of $6.66 per share. The options granted during 2012 expire on the third anniversary of their grant date till 2015.

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

(b) In addition to the assessment Determination of October 2007, in May 2008, the HKIRD issued a writ against NTTC claiming taxes in the amount of approximately $3.0 million for the taxable years from 1997/1998 to 2000/2001, partially overlapping the taxes against NTTC assessed by HKIRD in its assessment Determination of October 2007. Nam Tai’s defense was struck out by the District Court in Hong Kong. According to advice from Senior Counsel in Hong Kong, the Court of Appeal was unlikely to disturb the findings of the District Court. Therefore, NTTC decided not to pursue an appeal against the decision of the District Court.

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

(d) As a result of the proceedings stated in paragraphs (b) – (c) above, the HKIRD petitioned to the High Court of Hong Kong for a winding-up order against NTTC for the overdue judgment sums on June 10, 2011. The petition was heard in the High Court of Hong Kong on March 13, 2012 before Deputy High Court Judge Tam, S.C. The Court handed down the Judgment and made a winding-up order on June 4, 2012 against NTTC.

The Statement of Affairs has been filed by the directors. The meetings of creditors’ and contributories’ were held in the Hong Kong Official Receiver’s Office on August 16, 2012 and September 5, 2012 respectively. On both occasions, the creditors’ meeting could not proceed due to a lack of quorum. Pursuant to the Order of the Court dated December 4, 2012, Mr. Ng Kwok Wai and Mr. Lui Chi Kit both of Eric Ng C.P.A. Limited have been appointed as the joint and several liquidators of NTTC. By the same Order, no committee of inspection would be formed.

Further, NTGM (as defined below) has on August 14, 2012 appointed Mr. John Robert Lees and Mr. Mat Ng of JLA Asia Limited (formerly known as John Lees Associates) as the Joint and Several Receivers (and Managers) (“the Receivers”) of all the properties charged by NTTC as chargor in favour of NTGM under the Debenture and the Mortgage both dated December 30, 2003. A Deed of Appointment of the Joint and Several Receivers (and Managers) (“the Deed of Appointment”) and a Deed of Indemnity, both dated August 14, 2012, have been executed accordingly. The Deed of Appointment has been registered in the Land Registry of Hong Kong against 13 plots of land which are charged by NTTC in favour of NTGM under the said Mortgage.

As requested by the Joint and Several Liquidators, an initial interview was held on January 31, 2013 between the directors of NTGM and the Joint and Several Liquidators, in which the Joint and Several Liquidators confirmed that all the assets of NTTC have been taken over by the Receivers.

The Shatin Magistrates’ Courts upon the application of the Registrar of Companies issued a Summons to NTGM dated December 28, 2012 (which will be heard on April 16, 2013 at 2:30pm) due to the delay in the registration of the Notification of Mortgagee Entering into Possession of Property (Form M3) by the Receivers.

(2) NTGM

(a) The HKIRD has also made estimated assessments against Nam Tai Group Management Limited (“NTGM”), another wholly-owned subsidiary of Nam Tai, which has been inactive since 2005. This assessment, which relates to the tax years of 2001 and 2002, is in the amount of approximately $0.2 million, including interest allegedly due thereon. On December 17, 2008, the Hong Kong tax authorities issued a Writ of Summons through the District Court in Hong Kong claiming against NTGM the amount of $0.2 million as taxes allegedly due and payable, together with interest, to the Hong Kong tax authorities for the fiscal years 2001 to 2002. NTGM filed its defense on January 29, 2009, but on February 17, 2009, HKIRD filed papers seeking to strike out NTGM’s defense. As NTGM’s defense was similar to the defense of NTTC and Senior Counsel had advised that NTTC’s defense was not arguable before the Court, NTGM accordingly agreed with HKIRD to allow Judgment to be entered against NTGM by consent.

(b) (i) On February 8, 2011, HKIRD issued a writ against NTGM claiming taxes in the amount of approximately $0.9 million for the taxable years 2001/2002 to 2003/2004. NTGM filed a Defense to this action. The hearing of the action took place on September 6, 2011. The judgment was handed down on September 29, 2011 with the Defense being struck out and judgment was thus entered against NTGM.

(ii) The taxation process is completed. The total taxed costs as certified by the Registrar are approximately $0.005 million plus post-judgment interest.

(c) NTGM has received demand letters from the HKIRD demanding payments of the judgment debts mentioned in paragraphs 2(a) and (b) above.

(3) NTT

(a) On September 14, 2009, the HKIRD issued a writ against Nam Tai Telecom (Hong Kong) Company Limited (“NTT”), a dormant company of the Company, claiming taxes in the amount of approximately $0.3 million for the taxable year 2002/2003. Judgment has been entered against NTT.

(b) (i) On February 17, 2011, HKIRD issued a writ against NTT claiming taxes in the amount of approximately $0.03 million for the taxable year 2002/2003. NTT filed a Defense to this action. The hearing of this action was heard together with the case of NTGM as discussed in paragraph (2)(b) above on September 6, 2011. Similarly, the judgment was handed down on September 29, 2011 with the Defense being struck out and judgment was thus entered against NTT.

(ii) The taxation process is completed. The total taxed costs as certified by the Registrar are approximately $0.005 million plus post-judgment interest.

(c) NTT has received demand letters from the HKIRD demanding payments of judgment debts mentioned in paragraphs 3(a) and (b) above.

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

(5) Notices of Alleged Personal Liability for Additional Taxes Against Former Directors and Officers for Signing NTTC’s Tax Returns

In addition to the legal cases against the inactive or dormant subsidiaries of the Company discussed above, in January 2011, the HKIRD issued two Notices of intention to assess additional taxes separately and personally against two former directors and officers of NTTC in the amounts of approximately $1.5 million for the taxable years 1996/1997 and 1999/2000 and $0.7 million for the taxable year 1997/1998 (“the Notices”). The taxable years involved in the controversy date from 13 to 15 years ago and initial advice received from the Company’s tax advisor is that it is very rare for tax authorities to seek to attach personal liability on directors in this situation.

The two former directors and officers to whom the Notices have been directed signed the tax returns for and on behalf of NTTC and the HKIRD has by its Notices sought to hold them personally liable for additional taxes purportedly on the basis that the relevant tax returns of NTTC were incorrect and contained omissions and understatements in violation of the Inland Revenue Ordinance, the governing tax law of Hong Kong.

The Company denies that any of NTTC’s tax return filings were incorrect or contained omissions and understatements in violation of the Inland Revenue Ordinance and believes that no incorrect tax return was ever filed.

The two former directors submitted various written representations in opposition to the issuance of the Notices, through their tax advisors, to the HKIRD since the issuance of the Notices. One of these former directors has commenced an action in the High Court of Hong Kong in November 2011 to seek an order from the Court that, inter alia, the Notice be withdrawn by the HKIRD.

The Department of Justice of Hong Kong (representing the Commissioner of Inland Revenue of Hong Kong (“the Commissioner”)) sent to the solicitors representing the two former directors a letter dated December 31, 2012 stating that the Commissioner had considered all the written representations submitted by the two former directors and decided that there is no basis to withdraw the Notices. The Commissioner would proceed to assess the two former directors additional tax assessments under Section 82A of the Inland Revenue Ordinance. ECOVIS David Yeung Hong Kong is preparing further written representations to further explain why the Notices and the additional tax assessments should not be issued to two former directors for the Commissioner’s reference.

As advised by the tax advisers of the two former directors, the maximum amounts that the Commissioner can claim against the two former directors under the Notices are approximately $4.6 million (for the taxable years 1996/1997 and 1999/2000) and $2.0 million (for the taxable year 1997/1998) respectively. Such amounts represent 3 times of the additional taxes that have been allegedly undercharged because of the alleged incorrect tax returns. Such amounts do not include interest and possible legal costs.

The two former directors will defend the additional tax assessments when the same are issued by the Commissioner.

At this time, Nam Tai is unable to assess the potential impact of these proceedings on the Company. However, the Company may be required to indemnify and defend this matter for the former directors and officers. If forced to defend, the Company plans to do so vigorously.

Nam Tai maintains a Directors’ and Officers’ Liability Insurance for certain claims or liabilities that may arise by reason of the status or service of its directors and officers (“the Policy”). Nam Tai has informed the insurance carriers of the Policy about the HKIRD’s Notices against NTTC’s two former directors. So far, the insurance carriers have raised no objection to the Notices constituting a claim under the terms of the Policy and have reimbursed Nam Tai for the legal costs and other expenses incurred by Nam Tai for defending the Notices. Nam Tai would continue to seek from the insurance carriers reimbursement of its legal costs and other expenses incurred in defending the Notices and/or the additional tax assessments (when the same are issued by the Commissioner).

Export Sales

The following table reflects the approximate percentages of our net sales to customers by geographic area, based upon product delivery location, for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
Geographic Areas	2010	2011	2012
Japan	55%	72%	58%
Hong Kong	18%	15%	8%
Europe	13%	6%	1%
United States	11%	6%	—
China (excluding Hong Kong)	2%	1%	32%
Others	1%	—	1%

	100%	100%	100%

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

As announced on October 31, 2011, the Company set payment of quarterly dividends for 2012 of $0.07 per quarter. All quarterly dividends scheduled for payment in 2012 were paid as scheduled.

On November 5, 2012, following its review of our financial results for the first nine months of 2012, our Board of Directors assessed our continuing improvement, the prevailing global economic conditions and the prospects of recovery, our operating income, current and estimated future cash, cash flow and capital expenditure requirements, and decided to pay quarterly dividends in 2013 according to the Schedule set forth below.

Dividends declared for 2013
Quarterly Payment	Record Date	Period Scheduled	Dividend per share
Q1 2013	December 31, 2012	January 18 - 31, 2013	$0.15
Q2 2013	March 31, 2013	April 20 - 30, 2013	0.15
Q3 2013	June 30, 2013	July 20 - 31, 2013	0.15
Q4 2013	September 30, 2013	October 20 -31, 2013	0.15

Total for full year 2013			$0.60

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

The following table sets forth the total cash dividends and dividends per share we have declared during each of the five years ended December 31:

	Year ended December 31,
	2008	2009	2010	2011	2012
Total dividends declared (in thousands)	$39,427	$—	$8,961	$12,545	$26,882
Regular dividends per share	$0.88	$—	$0.20	$0.28	$0.60
Total dividends per share	$0.88	$—	$0.20	$0.28	$0.60

ITEM 9.	THE LISTING

Our shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the symbol “NTE”.

The following table sets forth the highest and lowest closing sales prices for our shares for each of the quarters in the three-year period ended December 31, 2012:

	2010			2011			2012
	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)
1st Quarter	$5.30	$4.33	131,361	$8.08	$6.21	112,281	$6.75	$4.86	105,690
2nd Quarter	5.04	4.12	81,622	6.55	5.21	91,990	6.05	4.75	97,033
3rd Quarter	4.95	4.07	78,016	6.01	4.75	57,100	11.47	5.77	647,651
4th Quarter	6.82	4.61	164,645	6.29	4.50	109,284	16.37	10.00	704,163

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

The following table sets forth the highest and lowest closing sale prices of our shares for the five year period ended December 31, 2012:

			Average Daily
Year ended December 31,	High	Low	Trading Volume(1)
2012	$16.37	$4.75	388,504
2011	8.08	4.50	92,445
2010	6.82	4.07	113,831
2009	6.16	2.83	174,327
2008	13.31	4.79	241,672

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

The following table sets forth the highest and lowest closing sale prices of our shares during each of the most recent six months in the period ending February 28, 2013:

Month ended	High	Low	Average Daily
			Trading Volume(1)
February 28, 2013	$14.69	$12.55	665,889
January 31, 2013	16.01	11.60	1,032,686
December 31, 2012	16.37	12.65	540,910
November 30, 2012	15.85	10.63	1,105,276
October 31, 2012	11.95	10.00	458,529
September 30, 2012	11.47	9.30	979,421

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of February 28, 2013, we had 44,803,735 common shares outstanding.

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

5. Make certain other changes as are indicated in our Memorandum and Articles of Association.

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

Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Nam Tai or any subsidiary of Nam Tai is a party, for the year immediately preceding the filing of this report:

On January 12, 2012, Nam Tai’s subsidiary, Wuxi Zastron Precision-Flex Co., Ltd. entered into a Banking Facilities Letter with China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, for Wuxi Zastron Precision-Flex Co., Ltd. to receive banking facilities of up to RMB50 million.

On January 16, 2012, Nam Tai’s subsidiaries, Namtai Investment (Shenzhen) Co., Ltd. and Wuxi Zastron Precision-Flex Co., Ltd. signed a guaranty in favor of HSBC Bank (China) Company Limited, Shenzhen Branch with maximum liability of RMB370 million for the banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd.

On January 16, 2012, Nam Tai’s subsidiaries, Namtai Investment (Shenzhen) Co., Ltd. and Zastron Electronic (Shenzhen) Co., Ltd. signed a guaranty in favor of HSBC Bank (China) Company Limited, Suzhou Branch with maximum liability of RMB370 million for the banking facilities granted to Wuxi Zastron Precision-Flex Co., Ltd.

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

On February 3, 2012, Nam Tai’s subsidiaries, Namtai Investment (Shenzhen) Co., Ltd. and Wuxi Zastron Precision-Flex Co., Ltd. signed a guaranty in favor of HSBC Bank (China) Company Limited, Shenzhen Branch with maximum liability of RMB370 million for the banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd. (replacing the Bank Facilities Letters entered into between Namtai Investment (Shenzhen) Co., Ltd., Wuxi Zastron Precision-Flex Co., Ltd. and HSBC Bank (China) Company Limited, Shenzhen Branch on January 13, 2012).

On February 3, 2012, Nam Tai’s subsidiaries, Namtai Investment (Shenzhen) Co., Ltd. and Zastron Electronic (Shenzhen) Co., Ltd. signed a guaranty in favor of HSBC Bank (China) Company Limited, Suzhou Branch with maximum liability of RMB370 million for the banking facilities granted to Wuxi Zastron Precision-Flex Co., Ltd. (replacing the Bank Facilities Letters entered into between Namtai Investment (Shenzhen) Co., Ltd., Zastron Electronic (Shenzhen) Co., Ltd. and HSBC Bank (China) Company Limited, Suzhou Branch on January 13, 2012).

On March 22, 2012, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. entered into a Banking Facilities Letter with China Construction Bank Corporation, Shenzhen Branch for Zastron Electronic (Shenzhen) Co., Ltd. to receive import facilities of up to RMB421 million.

On March 29, 2012, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. entered into a supplemental agreement and guaranty related Banking Facilities with China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch for Zastron Electronic (Shenzhen) Co., Ltd. to change the purpose for bank loan of up to RMB300 million.

On December 11, 2012, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. entered into a supplemental agreement and guaranty related Banking Facilities with China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch for Zastron Electronic (Shenzhen) Co., Ltd. to change the purpose for bank loan of up to RMB300 million.

On December 10, 2012, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. entered into a forward contract related Banking Facilities with China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch for Zastron Electronic (Shenzhen) Co., Ltd. to change the purpose for bank loan of up to RMB300 million.

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

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders if we were to be classified as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or Non-U.S. holder of our common shares, including, without limitation, the following:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares;

•	certain former U.S. citizens and residents who have expatriated;

•	persons holding shares through partnerships or other tax transparent entities; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

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

The U.S. federal income tax treatment of a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds shares will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership investing in shares should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the acquisition, ownership and disposition of the shares.

Distributions on Our Common Shares

If you are a U.S. Holder of common shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally may not apply to you—instead, see “PFIC Considerations” below. Otherwise, generally, the gross amount of any cash distribution or the fair market value of any property distributed that you receive with respect to our common shares will be subject to tax as ordinary income to the extent such distribution does not exceed our current or accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. Such income will be included in your gross income on the date of receipt. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States. We anticipate that each of requirements (i) and (ii) will be met here. A qualified foreign corporation for purposes of the reduced rate does not, however, include a PFIC. Thus, U.S. Holders should consult their tax advisors regarding the availability of the reduced rate of taxation applicable to any dividends the Company pays with respect to the shares. To the extent any distribution exceeds our E&P, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as capital gain. Because we are not a United States corporation, a dividends-received deduction generally will not be allowed to corporations with respect to dividends paid by us.

We believe we were not a PFIC for 2012 and, based on our current operations, assets and market conditions for our shares, which we cannot anticipate, we may be a PFIC for 2013—see “PFIC Considerations” below and the discussion of certain PFIC issues in “Risk Factors” above. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” may not be available for 2013.

For United States foreign tax credit limitation purposes, dividends received on our common shares will be treated as foreign source income and will generally be “passive category income”, or in the case of certain holders, “general category income”. You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes, if any, imposed on dividends paid on our common shares. The rules governing United States foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.

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

Certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the Company’s shares.

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

A precise determination of the Company’s PFIC status for 2009, 2010, 2011 and 2012 would require a valuation of all our assets at each quarter end during each of these years. On the assumption that (i) cash and cash equivalents are passive assets and (ii) the market capitalization plus total liabilities of a company may be considered a proxy for the company’s total assets, a calculation based on the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we exceeded the 50% passive asset threshold for each of 2009, 2010 and 2011 but not for 2012. As a result, we believe we were a PFIC for U.S. federal income tax purposes for 2009, 2010 and 2011 but not for 2012. However, the PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2009, 2010, 2011, 2012 or currently in 2013, and we do not intend to make such a determination as we believe that our management and financial resources can be better deployed in other aspects of our business.

If we are classified a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under the PFIC regime, any excess distribution and recognized gain would be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period for our ordinary shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies.

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

In addition, U.S. Holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares. Although a U.S. Holder may be eligible to make a mark-to-market election with respect to our shares, no such election may be made with respect to the stock of any of our subsidiaries that a U.S. Holder is treated as owning, if such stock is not marketable. Hence, the mark-to-market election generally would not be effective to eliminate the interest charge described above with respect to deemed dispositions of a subsidiary PFIC stock or distributions from a subsidiary PFIC. “Marking-to-market”, in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of our common shares over your tax adjusted basis in such common shares as of the end of each year. This “mark-to-market” election generally enables U.S. Holders to avoid the deferred interest charge that would otherwise be imposed on them if we were to be classified as a PFIC.

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

Generally, a U.S. shareholder in a PFIC must file IRS Form 8621 for each tax year in which that shareholder: (1) recognizes gain on a direct or indirect disposition of a PFIC stock; (2) receives certain distributions from a PFIC; or (3) makes reportable elections with regard to the PFIC. In addition, in connection with the 3.8% tax previously discussed, shareholders of a PFIC may be required to file information with the IRS with regard to their ownership of shares in the PFIC even in the absence of any of the above described gains, distributions, or elections.

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

Japanese Yen

We face the potential of a material foreign exchange risk resulting from our costs and expenses we pay in Japanese yen. The following chart shows the percentage of our total costs paid in yen and our total sales made in yen during the years ended December 31, 2010, 2011 and 2012.

Our business and operating results could be materially and adversely affected in the event of a severe increase in the value of the Japanese yen to the U.S. dollar at a time when our sales made in Japanese yen are insufficient to cover our material purchases in Japanese yen. For further information regarding the historical effects on our financial results of fluctuations in the exchange rate of the yen to the U.S. dollar, please see discussion regarding the yen to U.S. dollar exchange rate in ITEM 5. Operating and Financial Review and Prospects – Impact of Foreign Currency Fluctuations under the heading: “Impact of Foreign Currency Fluctuations,” beginning on page 36 of this Report.

Chinese Renminbi

Approximately 8% of our total costs and expenses and 2% of our material costs in 2012 were in RMB. The appreciation of the RMB against U.S. dollars in 2012 has increased our costs when translated into U.S. dollars and could adversely affect our margin.

In 2009, the exchange rate of the RMB to U.S. dollars was relatively stable. At the end of 2010, the RMB had appreciated by 3.3% as compared to the year end of 2009. At the end of 2011, the RMB had further appreciated by 4.5% as compared to the year end of 2010. At the end of 2012, the RMB had further appreciated by 1.2% as compared to the year end of 2011.

If the RMB had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2012, which was used in preparing our audited consolidated financial statements as of and for the year ended December 31, 2012, our net asset value, as presented in U.S. dollars, would have been reduced by $1.3 million and $6.5 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $1.3 million and $6.5 million, respectively. Had rates of the RMB been 10% higher relative to the U.S. dollar during 2012, our operating expenses would have increased $13.1 million as a result of net assets denominated in RMB as of December 31, 2012. For additional information regarding the fluctuation of the exchange rate of the RMB to the U.S. dollar, please see the discussion regarding the RMB to U.S. dollar exchange rate in ITEM 5. Operating and Financial Review and Prospects – Impact of Foreign Currency Fluctuations.

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

Currency Hedging

We may elect to hedge our currency exchange risk when we judge that such action is required. In an attempt to lower the costs of expenditures in foreign currencies, we may enter into forward contracts or option contracts to buy or sell foreign currency (ies) against the U.S. dollar through one of our banks. As a result, we may suffer losses resulting from the fluctuation between the buy forward exchange rate and the sell forward exchange rate, or from the price of the option premium.

As of December 31, 2012, we entered into foreign currency forward contracts to partially offset the foreign currency exchange gains and losses for transactions denominated in non-functional currencies. The gain (loss) recognized in other income and expense for foreign currency forward contracts not designated as hedging instruments was not significant during 2012. We are continuing to review our hedging strategy and there can be no assurance that we will not suffer losses in the future as a result of hedging activities. See also ITEM 11. Quantitative and Qualitative Disclosures About Market Risk – Currency Fluctuations and Foreign Exchange Risks in this Report.

Currencies included in Cash and Cash Equivalents and Fixed Deposits Maturing Over Three Months

The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents and fixed deposits maturing over three months on our balance sheets at December 31, 2011 and 2012:

	As of December 31
Currencies included in cash and cash equivalents and fixed deposits maturing over three months	2011	2012
	(In thousands)
United States dollars	$74,712	$103,991
Chinese renminbi	67,802	77,768
Japanese yen	1,484	521
Hong Kong dollars	9,337	25,382

Total US$ equivalent	$153,335	$207,662

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves, Trust Receipt loans and short-term borrowings are subject to interest rate changes. Cash on hand of $157.5 million as of December 31, 2012 was invested in term deposits. As such, interest income will fluctuate with changes in interest rates. During 2012, we had $2.1 million in interest income and $0.3 million in interest expense.

As of December 31, 2011 and 2012, we had utilized approximately $2.1 and $14.5 million of our credit facilities, including $2.1 and $4.9 million in short–term notes payable, nil and $4.8 million in short–term bank borrowings, nil and $3.6 million in short–term Trust Receipt loans, nil and $1.2 million in foreign currency forward contracts, respectively, resulting in minimal interest rate risk.

As of December 31, 2011 and 2012, we had no long-term bank loan.

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

Nam Tai’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, Nam Tai’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective based on these criteria.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of Nam Tai’s internal control over financial reporting as of December 31, 2012 has been audited by Moore Stephens, an independent registered public accounting firm. The related report to the shareholders and the Board of Directors of Nam Tai appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:

We have audited the internal control over financial reporting of Nam Tai Electronics, Inc. and its subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheet as of December 31, 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the financial statement schedules listed in Schedule 1, and our report dated March 15, 2013 expressed an unqualified opinion thereon.

/s/ Moore Stephens

Moore Stephens

Certified Public Accountants

Hong Kong

March 15, 2013

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2012, the period covered by this Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Moore Stephens has served as our independent registered public accounting firm for the years ended December 31, 2011 and 2012, for which audited consolidated financial statements appeared in this Report on Form 20-F. Each year our Audit Committee of the Board of Directors selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. It is currently expected that the Audit Committee will select Moore Stephens as our independent registered public accounting firm for 2013 and that our Board of Directors will propose at the Annual Meeting of Shareholders to be held in 2013 that Moore Stephens be ratified as our independent registered public accounting firm for 2013.

The following table presents the aggregate fees for professional services and other services rendered by Moore Stephens to us in 2011 and 2012, respectively (dollars in thousands).

	Year ended December 31
	2011	2012
Audit Fees(1)	$396	$479
Audit-related Fees(2)	—	—
Tax Fees(3)	5	2
All other fees(4)	—	—

Total	$401	$481

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns.
(4)	Includes all other products and services the independent public accounting firm provided to the Company.

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

During 2011 and 2012, 100% and 100%, respectively, of the total audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. Our audit also included the financial statement schedules listed in Schedule 1. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2012, and the results of its operations and its cash flows for each of three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2013 expressed an unqualified opinion thereon.

/s/ Moore Stephens

Moore Stephens

Certified Public Accountants

Hong Kong

March 15, 2013

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

	Year Ended December 31,
	2010	2011	2012
Net sales(1)	$448,313	$525,077	$1,147,923
Cost of sales	(409,317)	(505,825)	(1,042,146)

Gross profit	38,996	19,252	105,777

General and administrative expenses(2)	(22,372)	(21,439)	(28,440)
Selling expenses	(3,702)	(3,919)	(2,666)
Research and development expenses	(4,723)	(2,297)	(1,364)
Impairment loss on goodwill	—	(2,951)	—

Total operating expenses	(30,797)	(30,606)	(32,470)

Income (loss) from operations	8,199	(11,354)	73,307
Other income, net	3,877	9,184	9,787
Interest income	1,462	2,728	2,112
Interest expense	—	—	(292)

Income before income tax	13,538	558	84,914
Income tax expenses	(3,672)	(972)	(17,299)

Income (loss) from continuing business, net of income tax	9,866	(414)	67,615
Income (loss) from discontinued business, net of income tax	5,140	919	(694)

Consolidated net income attributable to Nam Tai(3) shareholders	15,006	505	66,921
Other comprehensive income	—	—	—

Consolidated comprehensive income attributable to Nam Tai(3) shareholders	$15,006	$505	$66,921

Basic earnings (loss) per share:
Basic earnings (loss) per share from continuing business	$0.22	$(0.01)	$1.51
Basic earnings (loss) per share from discontinued business	$0.11	$0.02	$(0.02)
Basic earnings per share	$0.33	$0.01	$1.49

Diluted earnings (loss) per share:
Diluted earnings (loss) per share from continuing business	$0.22	$(0.01)	$1.49
Diluted earnings (loss) per share from discontinued business	$0.11	$0.02	$(0.01)
Diluted earnings per share	$0.33	$0.01	$1.48

(1)	The net sales have excluded the sales from the discontinued business of $86,108, $77,240 and $24,187 for the years ended December 31, 2010, 2011 and 2012, respectively.
(2)	General and administrative expenses include employee severance benefits of $656, $187 and $3,504 for the years ended December 31, 2010, 2011 and 2012, respectively.
(3)	“Nam Tai” refers to Nam Tai Electronics, Inc.

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

	December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$118,510	$157,838
Fixed deposits maturing over three months	34,825	49,824
Accounts receivable, less allowance for doubtful accounts of $18 and nil at December 31, 2011 and 2012, respectively	65,754	155,557
Derivative financial instrument	—	99
Inventories	26,515	55,638
Prepaid expenses and other receivables	14,334	29,956
Finance lease receivable —current	—	3,583
Deferred tax assets—current	3,101	457
Income tax recoverable	—	169
Current assets from discontinued business	34,179	112

Total current assets	297,218	453,233

Property, plant and equipment, net	137,393	151,555
Finance lease receivable —non-current	—	8,553
Land use rights	11,981	16,532
Deposits for property, plant and equipment	4,247	—
Deferred tax assets—non-current	5,922	5,420
Other assets	982	751

Total assets	$457,743	$636,044

LIABILITIES AND EQUITY
Current liabilities:
Notes payable	$268	$4,273
Accounts payable	74,429	187,440
Trust Receipt loans	—	3,558
Accrued expenses and other payables	35,980	41,217
Short term bank borrowings	—	4,824
Dividend payable	12,545	26,882
Income taxes payable	656	3,164
Current liabilities from discontinued business	10,280	515

Total current liabilities	134,158	271,873

Deferred tax liability—non-current	1,379	1,379

Total liabilities	135,537	273,252

Equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 44,803,735 shares as at December 31, 2011 and 2012)	448	448
Additional paid-in capital	287,055	287,602
Retained earnings	34,711	74,750
Accumulated other comprehensive loss	(8)	(8)

Total Nam Tai shareholders’ equity	322,206	362,792

Total liabilities and equity	$457,743	$636,044

Commitments and contingencies (Note 18)

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2010	44,803,735	$448	$285,264	$40,706	$(8)	$326,410

Equity-settled share-based payment	—	—	95	—	—	95
Deemed contribution of services	—	—	1,584	—	—	1,584
Consolidated net income	—	—	—	15,006	—	15,006
Cash dividends ($0.20 per share)	—	—	—	(8,961)	—	(8,961)

Balance at December 31, 2010	44,803,735	$448	$286,943	$46,751	$(8)	$334,134

Equity-settled share-based payment	—	—	112	—	—	112
Consolidated net income	—	—	—	505	—	505
Cash dividends ($0.28 per share)	—	—	—	(12,545)	—	(12,545)

Balance at December 31, 2011	44,803,735	$448	$287,055	$34,711	$(8)	$322,206

Equity-settled share-based payment	—	—	547	—	—	547
Consolidated net income	—	—	—	66,921	—	66,921
Cash dividends ($0.60 per share)	—	—	—	(26,882)	—	(26,882)

Balance at December 31, 2012	44,803,735	$448	$287,602	$74,750	$(8)	$362,792

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Consolidated net income	$15,006	$505	$66,921

Adjustments to reconcile consolidated net income to net cash provided by (used in) operating activities:
Depreciation and amortization	24,468	16,068	26,133
Impairment loss on goodwill	—	2,951	—
(Reversal) allowance for inventories	(739)	83	1,282
Provision for goods return	—	—	402
(Reversal) allowance for doubtful accounts	(67)	5	45
(Gain) loss on disposal of property, plant and equipment and land use rights	(1,218)	231	(810)
Loss on derivative financial instrument	—	—	57
Share-based compensation expenses	95	112	547
Unrealized exchange gain	(2,235)	(4,134)	(648)
(Increase) decrease in deferred income taxes	(2,577)	(2,538)	5,460
Changes in current assets and liabilities:
Increase in accounts receivable	(16,198)	(298)	(81,245)
Increase in inventories	(12,265)	(2,881)	(25,064)
Increase in prepaid expenses and other receivables	(2,434)	(14,207)	(10,030)
(Increase) decrease in income taxes recoverable	(105)	105	(169)
(Decrease) increase in notes payable	(691)	268	4,005
Increase (decrease) in accounts payable	25,923	(1,535)	104,385
Increase in accrued expenses and other payables	4,354	4,173	15,340
Increase (decrease) in income taxes payable	3,576	(4,228)	3,160

Total adjustments	19,887	(5,825)	42,850

Net cash provided by (used in) operating activities	$34,893	$(5,320)	$109,771

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2010	2011	2012
Cash flows from investing activities:
Purchase of property, plant and equipment and land use rights	$(6,295)	$(59,858)	$(58,444)
(Increase) decrease in deposits for purchase of property, plant and equipment	(445)	(4,066)	4,543
Increase in other assets	—	(713)	—
Payments for derivative financial instruments	—	—	(156)
Proceeds from disposal of property, plant and equipment and other assets	2,054	52	264
Cash received from finance lease receivable	—	—	1,864
Decrease (increase) in fixed deposits maturing over three months	12,903	(34,825)	(14,999)

Net cash provided by (used in) investing activities	$8,217	$(99,410)	$(66,928)

Cash flows from financing activities:
Cash dividends paid	$—	$(8,961)	$(12,545)
Proceeds from Trust Receipt loans	—	—	3,558
Proceeds from bank loans	—	—	4,824

Net cash used in financing activities	$—	$(8,961)	$(4,163)

Net increase (decrease) in cash and cash equivalents	$43,110	$(113,691)	$38,680
Cash and cash equivalents at beginning of year	182,722	228,067	118,510
Effect of exchange rate changes on cash and cash equivalents	2,235	4,134	648

Cash and cash equivalents at end of year	$228,067	$118,510	$157,838

Supplemental schedule of cash flow information:
Interest paid	$—	$—	$278
Income taxes paid	$4,428	$7,136	$8,464
Non-cash investing activities:
(Decrease) increase in construction cost funded through accrued expenses and other payables	$(1,683)	$16,629	$(12,296)
Non-cash financing activities:
Additional paid-in capital on compensation for loss of office	$1,584	$—	$—

See accompanying notes to consolidated financial statements

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

The Company was founded in 1975 and moved its manufacturing facilities to PRC in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, PRC in order to capitalize on opportunities offered in Southern PRC. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands (“BVI”) in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). The Company’s principal manufacturing and design operations are based in Shenzhen, approximately 30 miles from Hong Kong. Its PRC headquarters are located in Shenzhen. Some of the subsidiaries’ offices are located in Hong Kong, which provide them access to Hong Kong’s infrastructure of communication and banking facilities. The Company’s principal manufacturing operations are conducted in the PRC. The PRC resumed sovereignty over Hong Kong effective July 1, 1997, and, politically, Hong Kong is an integral part of the PRC. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements mean the PRC and all of its territories excluding Hong Kong.

Prior to fiscal year 2010, the Company operated in three reportable segments – TCA, CECP and LCDP. In 2010 and 2011, the Company’s business was consolidated into two segments, TCA and CECP.

In view of the similarity of the products, the Company has merged the LCDP segment into the TCA segment in 2011. In 2012, the Company has excluded the discontinued business of LCDP segment from the TCA segment and separated the TCA segment and FPC segment. Since the first quarter of 2012, the CECP segment fell below the threshold prescribed under FASB ASC 280-10-50-12 and the CECP segment was combined with the TCA segment. Also, since the net loss from the FPC segment was above the threshold prescribed under FASB ASC 280-10-50-12, the FPC segment was separated from the TCA segment.

Management will continue to evaluate the segmentation on an ongoing basis. The Company has decided to discontinue its FPC business by the end of March 2013, because the FPC business has been generating losses since its initial production. The Company will not disclose the FPC segment information separately starting from the first quarter of 2013 as it will be classified as discontinued business.

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

Accounts receivable balance is recorded net of allowances for amounts not expected to be collected from customers. Because the accounts receivable are typically unsecured, the Company periodically evaluates the collectability of accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, the Company analyzes financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to the Company, a specific allowance would be set up for the perceived risk. If the financial condition of customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

(d)	Derivative financial instrument

Our earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Derivative financial instruments are adopted to prudently manage foreign currency exchange rates and not for the purpose of creating speculative positions. Derivatives that we use are primarily foreign currency forward contracts which are either recorded as assets or liabilities at fair value. Any gains or losses derived from derivative financial instruments are recognized in the consolidated statement of comprehensive income.

(e)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. The standard cost of work-in-progress and finished goods comprises direct materials, labor and manufacturing overheads. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

For the Company’s FPC and TCA (excluding LCDP production) reporting units, the Company orders inventory from its suppliers based on firm customer orders for products that are unique to each customer. The inventory is utilized in production as soon as all the necessary components are received. The only reason that inventory would not be utilized within six months is if a specific customer deferred or canceled an order. As the inventory is typically unique to each customer’s products, it is unusual for the Company to be able to utilize the inventory for other customers’ products. Therefore, the Company’s policy is to negotiate with the customer for the disposal of such inventory that remains unused for six months. The Company does not generally write down its inventories as usually, the customers are held to their purchase commitments. However, there are cases where customers are contractually obligated to purchase the unused inventory from the Company, but the Company may elect not to immediately enforce such contractual right for business reasons. In this connection, the Company will consider writing down these inventory items which remained unused for over six months at the Company’s own cost. Prior to writing down, management would determine if the inventory can be utilized in other products.

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

(f)	Finance lease receivable

Finance lease receivable derived from sales of property, plant and equipment comprised of the minimum lease payments due on the direct financial lease. From April 1, 2012, monthly interest income has been recognized in the consolidated statement of comprehensive income based on principal balance of $14,000 at an annual interest rate of 10%.

(g)	Property, plant and equipment and land use rights

Property, plant and equipment and land use rights are recorded at cost and include interest on funds borrowed to finance construction, if applicable. For the years ended December 31, 2010, 2011 and 2012, an interest of nil, $13 and nil was capitalized, respectively. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment and land use rights are included in the consolidated statement of comprehensive income.

2.	Summary of Significant Accounting Policies — continued

(g)	Property, plant and equipment and land use rights — continued

The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to non-governmental entities. All of the Company’s leasehold land in Hong Kong have leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.

All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and classified as land use rights in the consolidated balance sheet. They are amortized on a straight-line basis over the respective term of the right to use the land. At December 31, 2012, the land use right certificates in respect of certain lands in Wuxi with carrying amounts of $4,833 have not been issued by the relevant government authority in the PRC.

Since August 1, 2009, in order to reflect a more reasonable estimation on the useful lives of the property, plant and equipment, the Company computed depreciation expenses using the straight-line method at the following depreciation rates:

Classification	Prior to August 1, 2009	Years
Land use rights	50 years	50 years
Buildings	20 to 50 years	20 years
Machinery and equipment	4 to 12 years	4 years
Leasehold improvements	shorter of lease term or 7 years	shorter of lease term or 4 years
Furniture and fixtures	4 to 8 years	4 years
Automobiles	4 to 6 years	4 years
Tools and molds	4 to 6 years	2 years

(h)	Goodwill

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

Impairment loss on goodwill of the CECP reporting unit of nil and $2,951, were identified and recognized in 2010 and 2011, respectively. Goodwill was fully impaired since December 31, 2011.

2.	Summary of Significant Accounting Policies — continued

(i)	Impairment or disposal of long-lived assets

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

Long-lived assets to be disposed of are stated at the lower of fair value or carrying value. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred. In view of the sustained level of the Company’s stock price during 2010 and 2011 and our resulting market capitalization throughout 2010 and 2011 at a level below our recorded book value at December 31, 2010 and 2011, respectively, in accordance with FASB ASC 360 “Property, Plant and Equipment”, the Company conducted a review of Nam Tai’s long-lived assets for potential impairment.

In 2010 and 2011, management assessed and determined that there were no events or changes in circumstances to indicate that the carrying amounts of long-lived assets in Nam Tai’s Shenzhen facilities were not recoverable and there were no impairment tests conducted with respect to those assets. In 2011, in view of the continuous operating losses and negative cash flows in Nam Tai’s Wuxi facilities, the Company assessed the impairment of its long-lived assets used in the Wuxi facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated that the carrying amounts of the Company’s long-lived assets at December 31, 2011 were less than the undiscounted cash flows.

In 2012, management assessed and determined that there were no events or changes in circumstances to indicate that the carrying amount of long-lived assets in Nam Tai’s Shenzhen facilities were not recoverable and there were no impairment tests conducted with respect to those assets. In view of the fluctuations of future customer orders in Wuxi, the Company assessed the impairment of its long-lived assets used in the Wuxi facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the company’s long-lived assets at December 31, 2012 were less than the undiscounted cash flows.

No impairment was recognized in respect of the Company’s long-lived assets for the years ended December 31, 2010, 2011 and 2012.

(j)	Accruals and provisions for loss contingencies

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

(k)	Revenue recognition

The Company recognizes revenue when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists;

2.	Summary of Significant Accounting Policies — continued

(k)	Revenue recognition — continued

•	Delivery has occurred or services have been rendered;

•	Price to the customer is fixed or determinable; and

•	Collectability is reasonably assured.

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

Certain of the Company’s subsidiaries are subject to value-added tax of 17% on the revenue earned for goods and services sold in the PRC. The Company presents revenue net of such value-added tax which amounted to $73, $378 and $411 for the years ended December 31, 2010, 2011 and 2012, respectively.

(l)	Shipping and handling costs

Shipping and handling costs are classified as cost of sales for materials purchased and selling expenses for those costs incurred in the delivery of finished products. During the years ended December 31, 2010, 2011 and 2012, shipping and handling costs classified as costs of sales were $258, $499 and $278, respectively. During the years ended December 31, 2010, 2011 and 2012, shipping and handling costs classified as selling expenses were $318, $530 and $446, respectively.

(m)	Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products and are expensed as incurred.

(n)	Advertising expenses

The Company expenses advertising costs as incurred. No advertising expenses were recognized for the years ended December 31, 2010 and 2011, respectively. Advertising expenses was $348 for the year ended December 31, 2012.

(o)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see Note 15) are charged to the consolidated statement of comprehensive income as incurred.

(p)	Income taxes

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

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties from tax assessments, if any, are included in income taxes in the consolidated statement of comprehensive income.

(q)	Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of comprehensive income.

2.	Summary of Significant Accounting Policies — continued

(q)	Foreign currency transactions and translations — continued

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

(r)	Earnings per share

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

(s)	Stock options

The Company has two stock-based employee compensation plans, as more fully described in Note 13(b). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models. If the award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(t)	Use of estimates

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

(u)	Comprehensive loss

Accumulated other comprehensive loss represents principally foreign currency translation adjustments and is included in the consolidated statement of changes in equity.

(v)	Fair value of financial instruments

The Company adopted FASB ASC 820 “Fair Value Measurements and Disclosures” to measure its assets and liabilities.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and based the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of cash and cash equivalents, fixed deposits maturing over three months, accounts receivable, other receivables, notes payable, accrued expenses and accounts payable, trust receipt loans, other payables, short term borrowings, and dividend payable approximate their fair values due to the short term nature of these instruments.

The fair value of the Company’s derivative financial instruments is detailed in Note 4.

As of December 31, 2011 and 2012, the Company did not have any non financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements, at least annually, on a recurring basis.

2.	Summary of Significant Accounting Policies — continued

(w)	Concentration of other risk

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

(x)	Recent changes in accounting standards

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Asset and Liabilities”, which clarifies the scope of the offsetting disclosures of ASU 2011-11. Both ASUs are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The Company believes that its adoption of these ASUs will not have any material impact on its consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”, which provides companies an option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, as a result of the qualitative assessment, it is determined that it is not more likely than not that the indefinite-lived intangible assets is impaired, then the Company is not required to take further action. ASU No. 2012-02 will be effective for the Company for impairment tests of indefinite-lived intangible assets performed in the fiscal year beginning after September 15, 2012, with early adoption permitted. The adoption of this guidance will have no impact on the Company’s consolidated financial position, results of operations and cash flows.

In October 2012, the FASB issued ASU 2012-04, “Technical Corrections and Improvements”, which makes certain technical corrections and “conforming fair value amendments” to the FASB Accounting Standards Codification. The amendments affect various codification topics and apply to all reporting entities within the scope of those topics. These provisions of the amendment are effective upon issuance, except for amendments that are subject to transition guidance, which will be effective for fiscal periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2012-04 will not have any material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail on these amounts. This ASU is effective prospectively for reporting periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2013-02 will not have any material impact on its consolidated financial statements.

3.	Inventories

Inventories consist of the following:

At December 31,	2011	2012
Raw materials	$18,315	$38,511
Work-in-progress	3,455	11,508
Finished goods	4,745	5,619

	$26,515	$55,638

4.	Derivative Financial Instrument

The Company entered into foreign currency forward contracts to partially offset the foreign currency exchange gains and losses for transactions denominated in non-functional currencies. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons including, but not limited to, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Company’s derivatives that are not designated as hedging instruments are adjusted to fair value through consolidated statement of comprehensive income to which the derivative relates. The gain (loss) recognized in other income and expense for foreign currency forward contracts not designated as hedging instruments was not significant during 2012. No foreign currency forward contract was outstanding as of December 31, 2010 and 2011.

The following table shows the notional principal amount of the Company’s outstanding derivative instrument, its credit risk amount and its fair value associated with outstanding or unsettled derivative instrument as of December 31, 2012.

	2012
	Notional principal	Credit risk amount	Fair value of derivatives not designated as hedge instrument
Instruments not designated as accounting hedge:
Foreign currency forward contract (1)	$12,200	$99	$99

(1)	The fair value is measured using Level 2 fair value inputs and is recorded as current assets in the consolidated balance sheet.

The notional principal amount for outstanding derivative instrument provides one measure of the transaction volume outstanding and does not represent the amount of the Company’s exposure to credit or market loss. The credit risk amount represents the Company’s gross exposure to potential accounting loss on derivative instrument that is outstanding or unsettled if the counterparty failed to perform according to the terms of the contract, based on then-current currency exchange rate at each respective date. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. Although the table above reflects the notional principal and credit risk amount of the Company’s foreign exchange instrument, it does not reflect the gains or losses associated with the exposures and transactions that the foreign exchange instrument is intended to hedge. The amount ultimately realized upon settlement of the financial instrument, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instrument.

5.	Finance Lease Receivable

Contractual maturities on finance lease receivable are as follows:

Years ending December 31,	Contractual maturities
2013	$3,583
2014	3,566
2015	3,939
2016	1,048

Total	$12,136

6	Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

At December 31,	2011	2012
At cost:
Buildings	$93,913	$93,913
Machinery and equipment	92,202	121,070
Leasehold improvements	22,886	20,550
Furniture and fixtures	3,768	4,837
Automobiles	943	621
Tools and molds	337	752

Total	214,049	241,743
Less: accumulated depreciation	(129,355)	(117,492)

	84,694	124,251
Construction in progress	52,699	27,304

Net book value	$137,393	$151,555

Depreciation expenses were $17,265, $13,082 and $24,672 for the years ended December 31, 2010, 2011 and 2012, respectively.

7.	Goodwill

A summary of the changes in the carrying value of goodwill, by reporting unit, is as follows:

CECP reporting unit
At December 31, 2010	$2,951
Impairment loss recognized during the year	(2,951)

At December 31, 2011 and 2012	—

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

In 2011, the Company performed impairment test for goodwill by comparing the fair value of the CECP reporting unit with its carrying amount, including goodwill. The fair value of the CECP reporting unit was determined using a discounted cash flow methodology, based on a discount rate of 8.17% and expected future cash flows provided by management. As there were only two customers left in the CECP segment, the future cash flows were significantly reduced, therefore, the fair value of the CECP reporting unit is less than its carrying value (including goodwill) as of December 31, 2011. The Company further performed step 2 of the impairment test and allocated the fair value of the CECP reporting unit to all assets and liabilities, and to any unrecognized intangibles, as if the CECP reporting unit had been acquired at December 31, 2011. As the implied fair value of goodwill is zero, an impairment loss of $2,951 was recognized in 2011. Goodwill was fully impaired since December 31, 2011.

8.	Investments in Subsidiaries

	Place of	Principal	Percentage of Ownership as at December 31,
Subsidiaries	Incorporation	activity	2011	2012
Consolidated principal subsidiaries:
Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	Cayman Islands	Investment holding	100%	100%
Nam Tai Holdings Limited (“NTHL”)	BVI	Investment holding	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”)	Hong Kong	In liquidation	100%	100%
Nam Tai Investment Limited (“NTIL”)	Hong Kong	De-registered	100%	—
J.I.C. Enterprises (HK) Ltd. (“JICE”) (1)	Hong Kong	Inactive	—	100%
Namtai Investment (Shenzhen) Co., Ltd. (“NTISZ”)	PRC	Investment holding	100%	100%
Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”)	PRC	Manufacturing and trading	100%	100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”)	PRC	Manufacturing and trading	100%	100%

8.	Investments in Subsidiaries — continued

(1)	NTHL acquired a 100% equity interest in JICE for a consideration of HK$1.00 on August 2, 2012, which was incorporated in February 1983 in Hong Kong. JICE issued the share capital HK$500,000 which is made up of 500,000 ordinary shares of HK$1 each. The primary reason of acquisition is for re-organization.

9.	Retained Earnings and Reserves

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the distribution of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Please refer to Note 16 for further details of the New Law. The New Law became effective from January 1, 2008. Prior to the enactment of the New Law, when dividends were paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $327,697 and $350,256 as of December 31, 2011 and 2012, respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

10.	Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

At December 31,	2011	2012
Accrued salaries	$3,003	$6,142
Accrued bonus	1,967	3,833
Accrued tooling and equipment charges	3,485	865
Accrued professional fees	1,607	2,479
Construction payable	17,025	5,435
Advance received from a customer	—	16,644
Others	8,893	5,819

	$35,980	$41,217

11.	Bank Loans and Banking Facilities

As at December 31, 2012, a subsidiary of the Company obtained an unsecured half-year term loan of $4,815 at an interest rate of 6.44%. There were no restrictive financial covenants associated with this term loan.

The subsidiaries of the Company have credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2011 and 2012, these facilities totaled $8,159 and $176,256, of which $6,012 and $161,794 were unused at December 31, 2011 and 2012, respectively. The maturity of these facilities is generally up to 180 days. Interest rates are generally based on the banks’ usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review. The banking facilities are secured by guarantee given by NTISZ and cross guarantee given by Zastron Shenzhen and Wuxi Zastron-Flex.

11.	Bank Loans and Banking Facilities — continued

Total banking facilities utilized which are usance bills pending maturity may not agree to notes payable due to bank having not yet received the bills of goods from vendors as of the balance sheet date.

At December 31,	2011	2012
Short term bank borrowings	$—	$4,824
Trust Receipt loans	—	3,558
Usance bills pending maturity	2,147	4,860
Foreign currency forward contract	—	1,220

Total banking facilities utilized	2,147	14,462
Less: Outstanding letters of credit	(1,879)	(587)
Less: Foreign currency forward contract	—	(1,220)

Notes payable, short term bank borrowings and Trust Receipt loans	$268	$12,655

The weighted average interest rate was 6.29% per annum.

12.	Discontinued Business

After the final evaluation on the viability of its LCDP business based on its performance in the first quarter of 2012, the Company has decided to exit its LCDP business which produces LCD modules by the end of March 2012. The operation of this LCDP business ceased in December 2012.

Summarized financial information for our discontinued business related to LCDP is as follows:

	2010	2011	2012

Net sales	86,108	77,240	24,187

Income (loss) before income tax	6,719	479	(978)
Income tax (expenses) credit	(1,579)	440	284

Income (loss) from discontinued business, net of income tax	5,140	919	(694)

Accounts receivable		8,715	112
Inventories		5,341	—
Prepaid expense and other receivables		5,592	—
Deferred tax assets		2,314	—
Property, plant and equipment, net		11,921	—
Deposits for property, plant and equipment		296	—

Total assets		34,179	112

Accounts payable		8,626	—
Accrued expenses and other payables		2,306	515
Income taxes payable		(652)	—

Total liabilities		10,280	515

Net assets (liabilities) of discontinued business		23,899	(403)

13.	Equity

(a)	The Company has only one class of common shares authorized, issued and outstanding.

(b)	Stock Options

In May 2001 (and amended in July 2004 and in November 2006), the Board of Directors approved a stock option plan which allows for the grant of 15,000 options to each non-employee director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan based on past performance and/or expected contributions to the Company. The maximum number of shares to be issued pursuant to the exercise of options granted was 3,300,000 shares. The options granted under this plan generally have a term of two to three years, subject to the discretion of the Board of Directors, but cannot exceed ten years.

13.	Equity — continued

(b)	Stock Options — continued

In February 2006, the Board of Directors approved another stock option plan, which was subsequently approved by the shareholders at the 2006 annual general meeting of shareholders, with the same terms and conditions. However, the maximum number of shares to be issued pursuant to exercise of options granted was 2,000,000 shares.

In February 2012, the Board of Directors approved the grant of stock options to a director of the Company. The number of stock options to be granted will range from 200,000 to 600,000, which is determined by achievement of 6% to 10% of return on total shareholders’ equity as at December 31, 2011 in the 12 months for the period from April 1, 2012 to March 31, 2013.

In April 2012, the Board of Directors approved the grant of stock options to employees of the Company. The number of stock options to be granted will range from 277,000 to 831,000, which is determined by achievement of 6% to 10% of return on total shareholders’ equity as at December 31, 2011 in the 9 months for the period from April 1, 2012 to December 31, 2012.

In June 2012, a service contract was entered into with a consultant commencing from July 2, 2012, for a consideration of 12,000 share options for a term of two years.

A summary of stock option activity during the three years ended December 31, 2012 is as follows:

	Number of options	Weighted average exercise price	Weighted average fair value per option	Aggregate intrinsic value
Outstanding and exercisable at January 1, 2010	75,000	$4.41	$0.89
Granted	60,000	$4.45	$1.58
Surrendered	(15,000)	$4.41	$0.89

Outstanding and exercisable at December 31, 2010	120,000	$4.43	$1.24
Granted	60,000	$5.92	$1.87

Outstanding and exercisable at December 31, 2011	180,000	$4.93	$1.45
Granted	1,503,000	$6.03	$1.26
Expired	(60,000)	$4.41	$0.89

Outstanding and exercisable at December 31, 2012	1,623,000	$5.97	$1.29	$12,741

Exercisable at December 31, 2012				$1,584
Expected to vest after December 31, 2012				$11,157

Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the fiscal period in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

Details of the options granted by the Company in 2010, 2011 and 2012 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period	Weighted remaining contractual life in months
In 2010
60,000	100% vested at date of grant	$4.45	June 3, 2010 to June 2, 2013	5.0

In 2011
60,000	100% vested at date of grant	$5.92	June 10, 2011 to June 9, 2014	17.3

In 2012
600,000	100% will vest in April 2013*	$6.66	April 1, 2013 to February 9, 2015	25.3
831,000	50% vested in January 2013 and 50% will vest in January 2014*	$5.63	January 1, 2013 to April 26, 2015	27.9
60,000	100% vested at date of grant	$5.34	June 6, 2012 to June 5, 2015	29.2
12,000	1,000 shares monthly from August 1, 2012	$5.95	August 1, 2012 to July 31, 2014	19.0

*	Subject to achievement of performance target.

There was approximately nil, nil and $1,340 of unrecognized compensation expense related to non-vested stock options granted under the Company’s option plan at December 31, 2010, 2011 and 2012. The total amount of recognized compensation expenses in 2010, 2011 and 2012 was $95, $112 and $547, respectively.

The above summarizes information about stock options outstanding at December 31, 2012. 185,000 stock options are exercisable as of December 31, 2012.

The total fair value of shares vested during fiscal years ended December 31, 2010, 2011 and 2012 was $95, $112 and $66, respectively.

13.	Equity — continued

(b)	Stock Options — continued

The weighted average remaining contractual life of the stock options outstanding at December 31, 2010, 2011 and 2012 was approximately 23, 17 and 26 months, respectively. The weighted average fair value of options granted during 2010, 2011 and 2012 was $1.58, $1.87 and $1.26, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2010	2011	2012
Risk-free interest rate	1.25%	0.75%	0.30% to 0.39%
Expected life	3 years	3 years	2 years to 3 years
Expected volatility	51.23%	50.99%	38.57 % to 41.45%
Expected dividend yield	—	1.69%	3.30% to 4.49%

(c)	Share Buy-back

No shares were repurchased during the years ended December 31, 2010, 2011 and 2012.

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

14.	Earnings Per Share

The calculations of basic earnings per share and diluted earnings per share are computed as follows:

	Income	Weighted average number of shares	Per share amount
Year ended December 31, 2010
Basic earnings per share from continuing business	$9,866	44,803,735	$0.22
Basic earnings per share from discontinued business	$5,140	44,803,735	$0.11

Basic earnings per share	$15,006	44,803,735	$0.33

Effect of dilutive securities — Stock options		18,025

Diluted earnings per share from continuing business	$9,866	44,821,760	$0.22
Diluted earnings per share from discontinued business	$5,140	44,821,760	$0.11

Diluted earnings per share	$15,006	44,821,760	$0.33

14.	Earnings Per Share — continued

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2011
Basic loss per share from continuing business	$(414)	44,803,735	$(0.01)
Basic earnings per share from discontinued business	$919	44,803,735	$0.02

Basic earnings per share	$505	44,803,735	$0.01

Effect of dilutive securities — Stock options		37,467

Diluted loss per share from continuing business	$(414)	44,841,202	$(0.01)
Diluted earnings per share from discontinued business	$919	44,841,202	$0.02

Diluted earnings per share	$505	44,841,202	$0.01

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2012
Basic earnings per share from continuing business	$67,615	44,803,735	$1.51
Basic loss per share from discontinued business	$(694)	44,803,735	$(0.02)

Basic earnings per share	$66,921	44,803,735	$1.49

Effect of dilutive securities — Stock options		541,518

Diluted earnings per share from continuing business	$67,615	45,345,253	$1.49
Diluted loss per share from discontinued business	$(694)	45,345,253	$(0.01)

Diluted earnings per share	$66,921	45,345,253	$1.48

15.	Staff Retirement Plans

The Company operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is defined contribution scheme and the assets of the scheme are managed by trustees independent to the Company.

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

According to the applicable laws and regulations in the PRC, the Company is required to contribute 10%-11% and 20% of the stipulated salary set by the local government of Shenzhen and Wuxi, respectively. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in Hong Kong and the PRC amounted to $1,715, $2,317 and $3,863 for the years ended December 31, 2010, 2011 and 2012, respectively.

16.	Income Taxes

The components of income before income tax are as follows:

Year ended December 31,	2010	2011	2012
PRC, excluding Hong Kong	$18,686	$6,923	$87,504
Hong Kong and other jurisdictions	(5,148)	(6,365)	(2,590)

	$13,538	$558	$84,914

16.	Income Taxes — continued

The Company’s income is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below. Under the current Cayman Islands law, NTEEP is not subject to profit tax in the Cayman Islands as it has no business operations in the Cayman Islands. However, it may be subject to Hong Kong income taxes as described below if they have income earned in or derived from Hong Kong, if applicable.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2010, 2011 and 2012 to the estimated income earned in or derived from Hong Kong during the respective years, if applicable.

On March 16, 2007, the PRC promulgated the New PRC Tax Law. Under the New Law which became effective from January 1, 2008, inter alia, the tax refund to a Foreign Investment Enterprises (“FIEs”) whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years under the capital reinvestment scheme is removed. In addition, under the New Law, all enterprises (both domestic enterprises and FIEs) will have one uniform tax rate of 25%. On December 6, 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for years ended December 31, 2008, 2009, 2010, 2011, 2012 and afterwards, respectively, for Shenzhen PRC subsidiaries. Moreover, under the New Law, there is no reduction in the tax rate for FIEs such as Zastron Shenzhen, which export 70% or more of the production value of their products with effect from January 1, 2008. As such, the Shenzhen PRC subsidiaries do not have any further benefit since the implementation of the New Law in 2008.

For our subsidiary in Wuxi, China, it is granted a 5-year tax benefit. According to the PRC tax regulation, “Guo Shui Fa (2007) No. 39” issued in 2007, Wuxi Zastron-Flex is entitled to full exemption for the first two years starting 2008 and 50% exemption for the following three years accordingly, and from January 2013, Wuxi Zastron-Flex will have one uniform tax rate of 25%.

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008.

The limitation of the Company’s obligation for the 5% dividend withholding tax to only those dividends paid out of earnings that arose on or after January 1, 2008 is due to guidance issued by the PRC government in February 2008. As such, the Company’s tax provision includes $276, nil and nil of income tax expense for the 5%-10% dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries as of December 31, 2010, 2011 and 2012, respectively.

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

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, during the years ended December 31, 2010, 2011 and 2012, there were no interest and penalties related to uncertain tax positions, and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2010 to 2012 may be subject to examination by the PRC and Hong Kong tax authorities.

16.	Income Taxes — continued

Tax Disputes with Hong Kong Inland Revenue Department

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

(d) As a result of the proceedings stated in paragraphs (b) – (c) above, the HKIRD petitioned to the High Court of Hong Kong for a winding-up order against NTTC for the overdue judgment sums on June 10, 2011. The petition was heard in the High Court of Hong Kong on March 13, 2012 before Deputy High Court Judge Tam, S.C. The Court handed down the Judgment and made a winding-up order on June 4, 2012 against NTTC.

The Statement of Affairs has been filed by the directors. The meetings of creditors’ and contributories’ were held in the Hong Kong Official Receiver’s Office on August 16, 2012 and September 5, 2012, respectively. On both occasions, the creditors’ meeting could not proceed due to a lack of quorum. Pursuant to the Order of the Court dated December 4, 2012, Mr. Ng Kwok Wai and Mr. Lui Chi Kit both of Eric Ng C.P.A. Limited have been appointed as the joint and several liquidators of NTTC. By the same Order, no committee of inspection would be formed.

Further, NTGM (as defined below) has on August 14, 2012 appointed Mr. John Robert Lees and Mr. Mat Ng of JLA Asia Limited (formerly known as John Lees Associates) as the Joint and Several Receivers (and Managers) (“the Receivers”) of all the properties charged by NTTC as chargor in favour of NTGM under the Debenture and the Mortgage both dated December 30, 2003. A Deed of Appointment of the Joint and Several Receivers (and Managers) (“the Deed of Appointment”) and a Deed of Indemnity, both dated August 14, 2012, have been executed accordingly. The Deed of Appointment has been registered in the Land Registry of Hong Kong against 13 plots of land which are charged by NTTC in favour of NTGM under the said Mortgage.

As requested by the Joint and Several Liquidators, an initial interview was held on January 31, 2013 between the directors of NTGM and the Joint and Several Liquidators, in which the Joint and Several Liquidators confirmed that all the assets of NTTC have been taken over by the Receivers.

16.	Income Taxes — continued

The Shatin Magistrates’ Court upon the application of the Registrar of Companies issued a Summons to NTGM dated December 28, 2012 (which will be heard on April 16, 2013) due to the delay in the registration of the Notification of Mortgagee Entering into Possession of Property (Form M3) by the Receivers.

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

(b) (i) On February 8, 2011, HKIRD issued a writ against NTGM claiming taxes in the amount of approximately $855 for the taxable years 2001/2002 to 2003/2004. NTGM filed a Defense to this action. The hearing of the action took place on September 6, 2011. The judgment was handed down on September 29, 2011 with the Defense being struck out and judgment was thus entered against NTGM.

(ii) The taxation process is completed. The total taxed costs as certified by the Registrar are approximately $5 plus post-judgment interest.

(c) NTGM has received demand letters from the HKIRD demanding payments of the judgment debts mentioned in paragraphs 2(a) and (b) above.

(3) NTT

(a) On September 14, 2009, the HKIRD issued a writ against Nam Tai Telecom (Hong Kong) Company Limited (“NTT”), a dormant company of the Company, claiming taxes in the amount of approximately $337 for the taxable year 2002/2003. Judgment has been entered against NTT.

(b) (i) On February 17, 2011, HKIRD issued a writ against NTT claiming taxes in the amount of approximately $34 for the taxable year 2002/2003. NTT filed a Defense to this action. The hearing of this action was heard together with the case of NTGM as discussed in paragraph (2)(b) above on September 6, 2011. Similarly, the judgment was handed down on September 29, 2011 with the Defense being struck out and judgment was thus entered against NTT.

(ii) The taxation process is completed. The total taxed costs as certified by the Registrar are approximately $5 plus post-judgment interest.

(c) NTT has received demand letters from the HKIRD demanding payments of judgment debts mentioned in paragraphs 3(a) and (b) above.

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

16.	Income Taxes — continued

(5)	Notices of Alleged Personal Liability for Additional Taxes Against Former Directors and Officers for Signing NTTC’s Tax Returns

In addition to the legal cases against the inactive or dormant subsidiaries of the Company discussed above, in January 2011, the HKIRD issued two Notices of intention to assess additional taxes separately and personally against two former directors and officers of NTTC in the amounts of approximately $1,540 for the taxable years 1996/1997 and 1999/2000 and $667 for the taxable year 1997/1998 (“the Notices”). The taxable years involved in the controversy date from 13 to 15 years ago and initial advice received from the Company’s tax advisor is that it is very rare for tax authorities to seek to attach personal liability on directors in this situation.

The two former directors and officers to whom the Notices have been directed signed the tax returns for and on behalf of NTTC and the HKIRD has by its Notices sought to hold them personally liable for additional taxes purportedly on the basis that the relevant tax returns of NTTC were incorrect and contained omissions and understatements in violation of the Inland Revenue Ordinance, the governing tax law of Hong Kong.

The Company denies that any of NTTC’s tax return filings were incorrect or contained omissions and understatements in violation of the Inland Revenue Ordinance and believes that no incorrect tax return was ever filed.

The two former directors submitted various written representations in opposition to the issuance of the Notices, through their tax advisors, to the HKIRD since the issuance of the Notices. One of these former directors has commenced an action in the High Court of Hong Kong in November 2011 to seek an order from the Court that, inter alia, the Notice be withdrawn by the HKIRD.

The Department of Justice of Hong Kong (representing the Commissioner of Inland Revenue of Hong Kong (“the Commissioner”)) sent to the solicitors representing the two former directors a letter dated December 31, 2012 stating that the Commissioner had considered all the written representations submitted by the two former directors and decided that there was no basis to withdraw the Notices. The Commissioner would proceed to assess the two former directors additional tax assessments under Section 82A of the Inland Revenue Ordinance.

As advised by the tax advisers of the two former directors, the maximum amounts that the Commissioner can claim against the two former directors under the Notices are approximately $4,620 (for the taxable years 1996/1997 and 1999/2000) and $2,001 (for the taxable year 1997/1998) respectively. Such amounts represent 3 times the additional taxes that have been allegedly undercharged because of the alleged incorrect tax returns. Such amounts do not include interest and possible legal costs.

The two former directors will defend the additional tax assessments when the same are issued by the Commissioner.

At this time, Nam Tai is unable to assess the potential impact of these proceedings on the Company. However, the Company may be required to indemnify and defend this matter for the former directors and officers. If forced to defend, the Company plans to do so vigorously.

Nam Tai maintains a Directors’ and Officers’ Liability Insurance for certain claims or liabilities that may arise by reason of the status or service of its directors and officers (“the Policy”). Nam Tai has informed the insurance carriers of the Policy about the HKIRD’s Notices against NTTC’s two former directors. So far, the insurance carriers have raised no objection to the Notices constituting a claim under the terms of the Policy and have reimbursed Nam Tai for the legal costs and other expenses incurred by Nam Tai for defending the Notices. Nam Tai will continue to seek from the insurance carriers reimbursement of its legal costs and other expenses incurred in defending the Notices and/or the additional tax assessments (when the same are issued by the Commissioner).

Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2010	2011	2012
Current tax	$(8,135)	$(3,672)	$(13,593)
Deferred tax	4,463	2,700	(3,706)

	$(3,672)	$(972)	$(17,299)

16.	Income Taxes — continued

The Company’s deferred tax assets and liabilities as of December 31, 2011 and 2012 are attributable to the following:

December 31,	2011	2012
Net operating losses	$6,199	$5,316
Obsolete inventories	10	356
Allowance for doubtful accounts	2	—
Allowance for doubtful payables	—	101
Property, plant and equipment	4,156	5,420

Total deferred tax assets	10,367	11,193
Less: valuation allowance	(1,344)	(5,316)

Deferred tax assets	9,023	5,877

Deferred tax liability arising from withholding tax on undistributed earnings of PRC subsidiaries	(1,379)	(1,379)

Net deferred tax assets	$7,644	$4,498

Movement of valuation allowance:

December 31,	2010	2011	2012
At beginning of the year	$1,223	$916	$1,344
Current year (reduction) addition	(307)	428	3,972

At end of the year	$916	$1,344	$5,316

The valuation allowance as of December 31, 2010, 2011 and 2012 was related to net operating losses carried forward that, in the judgment of management, are more likely than not that the assets will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences become deductible.

As of December 31, 2010, 2011 and 2012, the Company had net operating losses of $5,549, $8,147 and $10,316 respectively, which may be carried forward indefinitely. As of December 31, 2012, the Company had net operating losses of $7,060 and $7,395, which will expire in the year ending December 31, 2016 and 2017, respectively.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Year ended December 31,	2010	2011	2012
Income before income taxes	$13,538	$558	$84,914
PRC tax rate	22%	24%	25%
Income tax expense at PRC tax rate on income before income tax	$(2,978)	$(134)	$(21,229)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(134)	(221)	(258)
Effect of tax exemption	—	(1,526)	—
Effect of change in tax law	134	142	3,502
Change in valuation allowance	307	(428)	(3,972)
Deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	(276)	—	—
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Non-deductible impairment loss on goodwill	—	(708)	—
Non-deductible and non-taxable items	(770)	1,490	705
(Under) over-provision of income tax expense in prior years	(69)	1,369	185
Increase in tax expense arising from temporary differences	—	—	1,242
Withholding tax	—	—	1,772
Others	114	(956)	754

Income tax expense	$(3,672)	$(972)	$(17,299)

No income tax arose in the United States of America in any of the periods presented.

17.	Financial Instruments

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and accounts receivable. As at December 31, 2012, the largest two customers’ trade receivables accounted for 60% and 36% of total accounts receivable.

The Company’s cash and cash equivalents are uninsured and they are placed at banks with high credit ratings. This investment policy limits the Company’s exposure to credit risk.

The accounts receivable balances largely represent amounts due from the Company’s principal customers who are international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, credit risk is limited. Allowance for doubtful debts was $18 and nil as of December 31, 2011 and 2012, respectively.

18.	Commitments and Contingencies

(a) Commitments

Our contractual obligations, including capital expenditures and future minimum lease payments under non-cancelable operating lease arrangements and purchase commitments under non-cancelable arrangements as of December 31, 2012, are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments (in thousands) due by period
Contractual Obligation	Total	2013	2014	2015
Operating leases(1)	$42	$42	$—	$—
Capital commitments	1,631	1,631	—	—
Other purchase obligations	99,466	99,466	—	—

Total	$101,139	$101,139	$—	$—

(1)	The Company leases the staff quarters in Wuxi in 2013. The rental expenses for the staff quarters in Wuxi and house rental for Mr. Koo charged for the years ended December 31, 2010, 2011 and 2012 amounted to $661, $618 and $819, respectively.

(b) Significant legal proceedings

Save as disclosed in Note 16, there is no other significant legal proceeding as of December 31, 2012.

19.	Segment Information

The Chief Operating Decision Maker is identified as the Chief Executive Officer and Chief Financial Officer. They review these segment results when making decisions about allocating resources and assessing the performance of the Company.

Prior to fiscal year 2010, the Company operated in three reportable segments – TCA, CECP and LCDP. In 2010 and 2011, the Company’s business was consolidated into two segments, TCA and CECP.

In view of the similarity of the products, the Company has merged the LCDP segment into the TCA segment in 2011. In 2012, the Company has excluded the discontinued business of LCDP segment from the TCA segment and separated the TCA segment and FPC segment. Since the first quarter of 2012, the CECP segment fell below the threshold prescribed under FASB ASC 280-10-50-12 and the CECP segment was combined with the TCA segment. Also, since the net loss from the FPC segment was above the threshold prescribed under FASB ASC 280-10-50-12, the FPC segment was separated from the TCA segment.

19.	Segment Information — continued

The segment information in 2010 and 2011 have been restated in order to conform with the change in segment reporting in 2012 in accordance with FASB ASC 280-10-50-34.

Year ended December 31, 2010

	TCA	FPC	Corporate	Total
Net sales	$444,642	$3,671	$—	$448,313
Cost of sales	(394,698)	(14,619)	—	(409,317)

Gross profit (loss)	49,944	(10,948)	—	38,996
General and administrative expenses	(12,229)	(3,128)	(7,015)	(22,372)
Selling expenses	(3,187)	(515)	—	(3,702)
Research and development expenses	(4,024)	(699)	—	(4,723)
Other income, net	2,467	582	828	3,877
Interest income	839	16	607	1,462

Income (loss) before income tax	33,810	(14,692)	(5,580)	13,538
Income tax (expenses) credit	(6,934)	3,262	—	(3,672)

Net income (loss) from continuing business	$26,876	$(11,430)	$(5,580)	$9,866

Year ended December 31, 2011

	TCA	FPC	Corporate	Total
Net sales	$509,124	$15,953	$—	$525,077
Cost of sales	(479,037)	(26,788)	—	(505,825)

Gross profit (loss)	30,087	(10,835)	—	19,252
General and administrative expenses	(9,662)	(4,660)	(7,117)	(21,439)
Selling expenses	(2,886)	(1,033)	—	(3,919)
Research and development expenses	(1,709)	(588)	—	(2,297)
Impairment loss on goodwill	—	—	(2,951)	(2,951)
Other income, net	3,660	1,817	3,707	9,184
Interest income	171	53	2,504	2,728

Income (loss) before income tax	19,661	(15,246)	(3,857)	558
Income tax (expenses) credit	(2,196)	1,224	—	(972)

Net income (loss) from continuing business	$17,465	$(14,022)	$(3,857)	$(414)

Year ended December 31, 2012

	TCA	FPC	Corporate	Total
Net sales	$1,118,196	$29,727	$—	$1,147,923
Cost of sales	(1,008,844)	(33,302)	—	(1,042,146)

Gross profit (loss)	109,352	(3,575)	—	105,777
General and administrative expenses	(20,808)	(3,221)	(4,411)	(28,440)
Selling expenses	(1,958)	(708)	—	(2,666)
Research and development expenses	(777)	(587)	—	(1,364)
Other income, net	6,565	1,955	1,267	9,787
Interest income	219	22	1,871	2,112
Interest expense	(204)	(88)	—	(292)

Income (loss) before income tax	92,389	(6,202)	(1,273)	84,914
Income tax expenses	(16,666)	(633)	—	(17,299)

Net income (loss) from continuing business	$75,723	$(6,835)	$(1,273)	$67,615

There were no material inter-segment sales for the years ended December 31, 2010, 2011 and 2012. Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at prices consistent with what the Company would charge third parties for similar goods.

19.	Segment Information — continued

Year ended December 31, 2010

	TCA	FPC	Corporate	Total
Depreciation and amortization	$8,610	$8,666	$495	$17,771
Capital expenditures	$1,796	$1,973	$80	$3,849
Total assets	$160,926	$63,849	$198,128	$422,903

Year ended December 31, 2011

	TCA	FPC	Corporate	Total
Depreciation and amortization	$5,252	$7,853	$260	$13,365
Capital expenditures	$54,251	$6,938	$4,723	$65,912
Total assets	$239,734	$50,915	$132,915	$423,564

Year ended December 31, 2012

	TCA	FPC	Corporate	Total
Depreciation and amortization	$17,432	$7,237	$293	$24,962
Capital expenditures	$39,604	$3,774	$—	$43,378
Total assets	$477,083	$12,912	$145,937	$635,932

A summary of the percentage of net sales of each of the Company’s product lines of each segment for the years ended December 31, 2010, 2011 and 2012, is as follows:

Year ended December 31,	2010	2011	2012
Product line
TCA	99%	97%	97%
FPC	1%	3%	3%

	100%	100%	100%

A summary of net sales, net income (loss) attributable to Nam Tai shareholders and long-lived assets by geographical areas is as follows:

By geographical area:

Year ended December 31,	2010	2011	2012
Net sales from operations within:
- PRC, excluding Hong Kong:
Unaffiliated customers	$448,313	$525,077	$1,147,923
Intercompany sales	1,169	945	56,121

	$449,482	$526,022	$1,204,044

- Intercompany eliminations	(1,169)	(945)	(56,121)

Total net sales	$448,313	$525,077	$1,147,923

Net income (loss) attributable to Nam Tai shareholders within:
- PRC, excluding Hong Kong	$15,014	$5,951	$70,205
- Hong Kong	(5,148)	(6,365)	(2,590)

Total net income (loss) attributable to Nam Tai shareholders	$9,866	$(414)	$67,615

Year ended December 31,	2010	2011	2012
Net sales to customers by geographical area:
- Hong Kong	$81,015	$79,536	$86,590
- Europe	57,226	30,283	14,446
- United States	47,518	32,332	3,021
- PRC (excluding Hong Kong)	9,970	2,540	371,376
- Japan	248,269	377,933	665,502
- Others	4,315	2,453	6,988

Total net sales	$448,313	$525,077	$1,147,923

19.	Segment Information — continued

As of December 31,	2010	2011	2012
Long-lived assets by geographical area:
- PRC, excluding Hong Kong	$96,724	$144,788	$163,794
- Hong Kong	145	4,586	4,293

Total long-lived assets	$96,869	$149,374	$168,087

The Company’s sales to customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2010	2011	2012
A	$94,644	$62,894	$16,164
B	63,803	61,823	501,821
C	220,825	379,886	587,021

	$379,272	$504,603	$1,105,006

The Company’s purchase from suppliers which accounted for 10% or more of its purchases are as follows:

Year ended December 31,	2010	2011	2012
A	$124,126	$160,274	$512,807
B	50,477	114,322	108,340
C	N/A	N/A	217,362

	$174,603	$274,596	$838,509

20.	Employee Severance Benefits

After the final evaluation on the viability of its FPC business based on its performance in the third quarter of 2012, the Company has decided to discontinue its FPC business by the end of March 2013, as this business has been generating losses since its initial production. The employee severance benefits in 2012 amounted to $3,504 (2011: $187), which were recorded as general and administrative expenses. The employee severance benefits by segment were as follows:

	2011	2012
Expenses incurred:
TCA	$153	$1,901
FPC	7	1,603
Corporate	27	—

	$187	$3,504

	2011	2012
Provision for employee severance benefits:
Balance at January 1	$75	$—
Provision for the year	187	3,504
Payments during the year	(262)	(1,716)

Balance at December 31	$—	$1,788

21.	Subsequent Events

Discontinued business of FPC production line

After the final evaluation on the viability of our FPC business based on its performance in the third quarter of 2012, we have decided to discontinue our FPC business by the end of March 2013, as this business has been generating losses since its initial production.

On January 22, 2013, a subsidiary of the Company has entered into a sales and purchase contract for the assets with a third party at a consideration of $5,138.

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year ended December 31,
	2010	2011	2012
General and administrative expenses*	$(2,763)	$(2,374)	$(1,729)
Other income, net	23	1,186	15,165
Interest income on loan to a subsidiary	11,568	7,721	4,818
Interest income	233	725	1,421

Income before income tax	9,061	7,258	19,675
Income tax expenses	—	—	—

Income before share of net profits of subsidiaries, net of taxes	9,061	7,258	19,675
Share of net profits (losses) of subsidiaries, net of taxes	5,945	(6,753)	47,246

Net income attributable to Nam Tai shareholders	$15,006	$505	$66,921
Other comprehensive income	—	—	—

Comprehensive income attributable to Nam Tai shareholders	$15,006	$505	$66,921

* Amount of share-based compensation expense included in general and administrative expenses	$95	$112	$547

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$66,218	$68,568
Fixed deposits maturing over three months	34,825	49,182
Prepaid expenses and other receivables	504	276
Amounts due from subsidiaries	38,545	29,566

Total current assets	140,092	147,592
Property, plant and equipment, net	4,487	4,221
Loan to a subsidiary—non-current	93,108	93,108
Investments in subsidiaries	98,945	146,191

Total assets	$336,632	$391,112

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$1,881	$1,438
Dividend payable	12,545	26,882

Total liabilities	14,426	28,320

Shareholders’ equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 44,803,735 shares as at December 31, 2011 and 2012)	448	448
Additional paid-in capital	287,055	287,602
Retained earnings	34,711	74,750
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	322,206	362,792

Total liabilities and shareholders’ equity	$336,632	$391,112

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2010	44,803,735	$448	$285,264	$40,706	$(8)	$326,410
Equity-settled share-based payment	—	—	95	—	—	95
Deemed contribution of services	—	—	1,584	—	—	1,584
Net income	—	—	—	15,006	—	15,006
Cash dividends ($0.20 per share)	—	—	—	(8,961)	—	(8,961)

Balance at December 31, 2010	44,803,735	$448	$286,943	$46,751	$(8)	$334,134
Equity-settled share-based payment	—	—	112	—	—	112
Net income	—	—	—	505	—	505
Cash dividends ($0.28 per share)	—	—	—	(12,545)	—	(12,545)

Balance at December 31, 2011	44,803,735	$448	$287,055	$34,711	$(8)	$322,206

Equity-settled share-based payment	—	—	547	—	—	547
Net income	—	—	—	66,921	—	66,921
Cash dividends ($0.60 per share)	—	—	—	(26,882)	—	(26,882)

Balance at December 31, 2012	44,803,735	$448	$287,602	$74,750	$(8)	$362,792

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income attributable to Nam Tai shareholders	$15,006	$505	$66,921

Adjustments to reconcile net income attributable to Nam Tai shareholders to net cash provided by operating activities:
Share of net (profits) losses of subsidiaries, net of taxes	(5,945)	6,753	(47,246)
Depreciation	—	221	266
Loss on disposal of property, plant and equipment	1	—	—
Share-based compensation expenses	95	112	547
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other receivables	(133)	(371)	228
Increase (decrease) in accrued expenses and other payables	658	231	(443)

Net cash provided by operating activities	$9,682	$7,451	$20,273

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(4,708)	—
(Increase) decrease in deposit for purchase of property, plant and equipment	(433)	433	—
Decrease (increase) in fixed deposits maturing over three months	12,903	(34,825)	(14,357)
(Increase) decrease in amounts due from subsidiaries	(21,729)	(5,682)	8,979

Net cash used in investing activities	$(9,259)	$(44,782)	$(5,378)

Cash flows from financing activities:
Decrease in amounts due to subsidiaries	(3,488)	(11,194)	—
Proceeds from loan to a subsidiary	—	35,371	—
Dividend paid	—	(8,961)	(12,545)

Net cash (used in) provided by financing activities	$(3,488)	$15,216	$(12,545)

Net (decrease) increase in cash and cash equivalents	(3,065)	(22,115)	2,350
Cash and cash equivalents at beginning of year	91,398	88,333	66,218

Cash and cash equivalents at end of year	$88,333	$66,218	$68,568

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

NOTE TO SCHEDULE 1

(in thousands of U.S. dollars)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2012, $350,256 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2010, 2011 and 2012.

During the years ended December 31, 2010, 2011 and 2012, no cash dividend was declared and paid by subsidiaries to the Company.

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Association, as amended and restated effective on December 5, 2007 (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-A/A filed with the SEC on December 13, 2007).

4.1	2006 Stock Option Plan of Nam Tai Electronics, Inc., adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

4.2	Amendment to 2006 Stock Option Plan of Nam Tai Electronics, Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

4.3	Amended 2001 Option Plan of Nam Tai Electronics, Inc. dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

4.4	Amendment to 2001 Stock Option Plan of Nam Tai Electronics, Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

4.5	[reserved]

4.6	[reserved]

4.7	Supplemental plant construction contractor’s agreement (electrical engineering) dated July 10, 2009 between Nam Tai Subsidiary, Wuxi Zastron Precision-Flex Company Limited, and Yixing Building Engineering & Installation Co. Ltd. (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F for the year ended December 31, 2009 filed with the SEC on March 16, 2010).

4.8	[reserved]

4.9	[reserved]

4.10	[reserved]

4.11	[reserved]

4.12	[reserved]

4.13	Employment (Letter) Agreement dated November 25, 2010 between Nam and M. K. Koo, effective on October 1, 2010, for Mr. Koo’s services as Nam Tai’s CFO (incorporated by reference to Exhibit 4.12 to the Company’s Form 20-F for the year ended December 31, 2010 filed with the SEC on March 16, 2011).

4.14	Employment (Letter) Agreement dated November 25, 2010 between Nam Tai’s subsidiary, Nam Tai Electronic & Electrical Products Limited, or NTEEP, and M. K. Koo, effective on October 1, 2010, for Mr. Koo’s services as NTEEP’s President (incorporated by reference to Exhibit 4.13 to the Company’s Form 20-F for the year ended December 31, 2010 filed with the SEC on March 16, 2011).

4.15	[reserved]

4.16	[reserved]

4.17	[reserved]

4.18	[reserved]

Exhibit No.	Exhibit
4.19	[reserved]

4.20	Joint Guaranty by Namtai Investment (Shenzhen) Co., Ltd. and Wuxi Zastron Precision-Flex Co., Ltd. in favour of HSBC Bank (China) Company Limited, Shenzhen Branch with maximum liability of approximately RMB 370 million for the banking facilities of Zastron Electronic (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.20 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.21	[reserved]

4.22	Joint Guaranty by Namtai Investment (Shenzhen) Co., Ltd. and Zastron Electronic (Shenzhen) Co., Ltd. in favour of HSBC Bank (China) Company Limited, Suzhou Branch with maximum liability of approximately RMB 370 million for the banking facilities of Wuxi Zastron Precision-Flex Co., Ltd. (incorporated by reference to Exhibit 4.22 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.23	[reserved]

4.24	[reserved]

4.25	[reserved]

4.26	Banking Facilities Letter between Zastron Electronic (Shenzhen) Co., Ltd. and China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated January 13, 2012 for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to RMB300 million (incorporated by reference to Exhibit 4.26 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.27	Guaranty by Namtai Investment (Shenzhen) Co., Ltd. in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated January 13, 2012, in relation to the RMB300 million banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.27 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.28	Banking Facilities Letter between Zastron Electronic (Shenzhen) Co., Ltd. and China Construction Bank Corporation, Shenzhen Branch, dated March 22, 2012, for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to RMB421 million.

8.1	Diagram of Company’s subsidiaries at December 31, 2012. See the diagram following page 22 of this Report.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm—Moore Stephens.

*	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAM TAI ELECTRONICS, INC.

By:	/s/ M. K. Koo
Koo Ming Kown
Chief Financial Officer

Date: March 15, 2013