Form 20-F
period 2013-12-31
NAM TAI ELECTRONICS INC
filed 2014-03-14
CIK 829365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Kenneth Lau, Group Financial Controller

Unit 1201, 12th Floor, Tower 1, Lippo Centre,

89 Queensway, Admiralty, Hong Kong

Tel: (852) 2341 0273; Fax (852) 2263 1001;

E-mail: kennethlau@namtai.com.hk

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

None.

As of December 31, 2013 there were 45,272,735 common shares of the registrant outstanding.

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

NOTE REGARDING USE OF FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Report”) contains forward-looking statements. The words as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “ought to”, “plan”, “potential”, “project”, “seek”, “may”, “might”, “could”, “would”, “should”, “will”, “is likely to” and the negative forms of these words and other similar expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. These statements are subject to many important factors, certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled “Risk Factors” under ITEM 3. Key Information.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this Report only:

•	“we”, “us”, “our company”, “our”, the “Company” and “Nam Tai” refer to Nam Tai Electronics, Inc. and, in the context of describing our operations, also include our PRC operating companies;

•	“Board” and “Board of Directors” refers to the board of directors of our Company;

•	“shares” refer to our common shares, $0.01 par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Taiwan” refers to the Taiwan province of the People’s Republic of China;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China and “HK$” refers to the legal currency of Hong Kong;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China; and

•	all references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States.

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

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected consolidated statements of income data for each of the three years in the period ended December 31, 2013 and the consolidated balance sheets data as of December 31, 2012 and 2013 are derived from our consolidated financial statements and notes thereto included in this Report. The selected consolidated statements of comprehensive income data for each of the two-year periods ended December 31, 2009 and 2010 and the consolidated balance sheets data as of December 31, 2009, 2010 and 2011 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled ITEM 5. Operating and Financial Review and Prospects and our consolidated financial statements including the related footnotes which are included in the F pages of this Report immediately following page 71.

Selected Financial Information

	Year ended December 31,
Consolidated statements of comprehensive income data(1):	2009	2010	2011	2012	2013
	(in thousands, except per share data)
Net sales	$339,002	$444,642	$509,124	$678,113	$855,847
Cost of sales	(303,977)	(394,698)	(479,037)	(609,875)	(788,212)
Gross profit	35,025	49,944	30,087	68,238	67,635
Operating expenses:
General and administrative expenses (2)	(22,133)	(19,244)	(16,779)	(20,739)	(33,317)
Selling expenses	(3,728)	(3,187)	(2,886)	(1,483)	(462)
Research and development expenses	(5,216)	(4,024)	(1,709)	(716)	—
Impairment loss on goodwill	—	—	(2,951)	—	—
Total operating expenses	(31,077)	(26,455)	(24,325)	(22,938)	(33,779)
Other operating income	—	—	—	—	1,609
Income from operations	3,948	23,489	5,762	45,300	35,465
Other (expenses) income —net	(239)	3,295	7,366	5,283	11,955
Interest income	754	1,446	2,676	2,038	4,939
Income before income tax	4,463	28,230	15,804	52,621	52,359
Income tax expenses	(1,940)	(6,934)	(2,196)	(15,188)	(11,143)
Income from continuing operations	2,523	21,296	13,608	37,433	41,216
(Loss) income from discontinued operations	(3,058)	(6,290)	(13,103)	29,488	(40,919)
Consolidated net (loss) income	(535)	15,006	505	66,921	297
Net income from continuing operations attributable to noncontrolling interests	(1,671)	—	—	—	—
Net loss from discontinued operations attributable to noncontrolling interests	3,858	—	—	—	—
Net income from continuing operations attributable to Nam Tai shareholders	852	21,296	13,608	37,433	41,216
Net income (loss) from discontinued operations attributable to Nam Tai shareholders	800	(6,290)	(13,103)	29,488	(40,919)
Consolidated net income attributable to Nam Tai shareholders	1,652	15,006	505	66,921	297
Other comprehensive income	—	—	—	—	—
Consolidated comprehensive income attributable to Nam Tai shareholders	1,652	15,006	505	66,921	297
Earnings per share:
Basic earnings per share
Basic earnings per share from continuing operations	$0.02	$0.47	$0.30	$0.83	$0.91
Basic earnings (loss) per share from discontinued operations	$0.02	$(0.14)	$(0.29)	$0.66	$(0.90)
Basic earnings per share	$0.04	$0.33	$0.01	$1.49	$0.01
Diluted earnings per share
Diluted earnings per share from continuing operations	$0.02	$0.47	$0.30	$0.83	$0.90
Diluted earnings (loss) per share from discontinued operations	$0.02	$(0.14)	$(0.29)	$0.65	$(0.89)
Diluted net earnings per share	$0.04	$0.33	$0.01	$1.48	$0.01

Consolidated balance sheet data:	2009	2010	2011	2012	2013
	(in thousands, except per share data)
Cash and cash equivalents	182,722	228,067	118,510	157,838	68,707
Fixed deposits maturing over three months	12,903	—	34,825	49,824	201,565
Working capital (3)	266,539	282,927	264,883	278,157	298,269
Land use rights and property, plant and equipment, net	54,562	47,193	53,792	75,444	60,027
Current assets of discontinued operations	87,696	85,532	155,780	168,532	2,364
Total assets	403,924	450,780	457,743	636,044	494,419
Short-term debts	—	—	—	395	—
Current liabilities of discontinued operations	16,706	20,137	38,254	67,209	234
Total Nam Tai shareholders’ equity (4)	326,410	334,134	322,206	362,792	363,390
Common shares	448	448	448	448	453
Total dividend per share (5)	—	0.20	0.28	0.60	0.08
Total number of common shares issued	44,804	44,804	44,804	44,804	45,273

(1)	The Company’s consolidated statements of comprehensive income from 2009 to 2012 have been restated according to the reclassified profit and loss resulting from discontinued operations.
(2)	General and administrative expenses for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 included employee severance benefits of $3.9 million, $0.7 million, $0.2 million, $1.9 million and $14.0 million, respectively.
(3)	Working Capital represents the excess of current assets over current liabilities.
(4)	In November 2009, Nam Tai successfully completed the privatization of Nam Tai Electronic & Electrical Products Limited, or NTEEP, by tendering for and acquiring the 25.12% of NTEEP that it did not previously own. This acquisition resulted in NTEEP becoming the Company’s wholly-owned subsidiary. Beginning with its consolidated financial statements for the year ended December 31, 2009, Nam Tai reclassified non-controlling interests for years prior to 2009 as equity in accordance with FASB ASC 810-10-45-16 “Consolidated-Overall-Other Presentation Matter – Non-controlling Interest in a Subsidiary.”
(5)	For 2010, 2011, 2012 and 2013, the Company declared a dividend payable quarterly in 2011, 2012, 2013 and 2014, respectively. See the table entitled “Dividends declared for 2014” in ITEM 8. Financial Information – Dividends on page 55 of this Report for the schedule of dividend payments for 2014.

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

We may encounter difficulties in transforming our core business, which could adversely affect our growth and business prospects.

In 2013, as a result of the high level of competition and the weak consumer market, orders placed by our major customers were significantly lower than the customers’ original forecast. Due to the lack of new orders, we were forced to discontinue our production operations of Flexible Printed Circuit (“FPC”) and Liquid Crystal Display Modules (“LCM”) for tablets at our Wuxi manufacturing facilities in March 2013 and June 2013, respectively. As for the high-resolution LCMs for smartphones, we received orders from a customer to extend the production throughout the third and fourth quarters of 2013, however, the production of these orders had substantially completed by December 2013 and the shipment was completed in January 2014. Except for a few minor LCM orders for automobile applications requested by another customer, which would allow us to extend a small amount of production up to the end of April 2014, we currently have no more orders for any LCM production. As a result, we have decided to formally cease our core business of LCM production by the end of April 2014 and sell all of our machinery and production lines in all our facilities thereafter. We estimate that the aforesaid final orders will only generate net sales of approximately $52.5 million in the first half of 2014 and there is a strong likelihood that no reasonable profit margin can be gained anymore from our remaining final orders. Unless market conditions change in a way that we are able to obtain a sufficient number of orders from our customers, we expect our operating results in future periods to fall below the expectations of public market analysts and investors, which could cause the trading price of our common shares to decline.

Upon the cessation of our core business of LCM production by the end of April 2014, our management intends to thoroughly focus our efforts on developing two parcels of property in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, by converting these two parcels of land into high-end commercial complexes. Upon the completion of development of these two parcels of land, we will become the landlord and manager of the commercial complexes and, as a result of which, our core business will be transformed from the engineering manufacturing services (EMS) industry to property development and management. We project that the development of these two properties will each take approximately four years to complete following our Board’s approval, which is scheduled in July 2014. During this development period, all overheads expenses, development costs and dividend will be funded from interest income together with our cash on hand and bank facilities, which we believe is sufficient. However, the development of these real estate projects is subject to significant risks and uncertainties, including without limitation the following:

•	we do not currently have strong brand recognition or relationships in the real estate development and management business as we enjoy in the EMS business;

•	we may not be able to obtain all necessary government approvals for our property development projects in a timely manner;

•	we face intense competition from real estate developers that are already in the business for years;

•	our experience and expertise gained from EMS business may not be highly relevant or applicable to real estate development and management business; and

•	we may not be able to generate enough revenues to offset our costs in our real estate development and management business.

If we are not successful in development of our two property development projects, our growth, business, financial condition and results of operations could be adversely affected.

We may not have adequate financing, whether through bank loans or other arrangements, to fund our property developments, and such capital resources may not be available on commercially reasonable terms, or at all.

As we transform our core business from EMS industry to property development and management, we must make significant investments in property developments. Property development is capital intensive. We plan to finance our property developments with interest income together with our cash on hand and bank facilities. We cannot assure you that we will be able to generate sufficient interest income or that banks or other lenders will grant us sufficient financings in the future as we expect. There are certain PRC laws and regulations which govern financing policies on PRC financial institutions for the property development sector and tighten the criteria for banks to provide loans to property development enterprises. The PRC government may further tighten financing policies on PRC financial institutions for the property development sector. These property-related financing policies may limit our ability and flexibility to use bank borrowings to finance our property development projects and therefore may require us to maintain a relatively high level of internally generated cash.

We may fail to obtain, or experience material delays in obtaining, requisite certificates, licenses, permits or governmental approvals for our property developments, and as a result our development plans, business, results of operations and financial condition may be materially and adversely affected.

Currently, we have two properties planned for development, including: (i) the land of our existing Shenzhen manufacturing facilities in Gushu of approximately 0.6 million square feet; and (ii) the raw land of approximately 1.2 million square feet in the Guangming Hi-Tech Industrial Park. We plan to develop these two parcels of properties into high-end commercial complexes. Upon the completion of development of these two parcels of land, we will become the landlord and manager of the commercial complexes and, as a result of which, our core business will be transformed from the EMS industry to property development and management. We project that the development of these two properties will each take approximately four years to complete following our Board’s approval, which is scheduled in July 2014.

The property development in the PRC is heavily regulated. During various stages of our property development projects, we are required to obtain and maintain various certificates, licenses, permits, certificates and governmental approvals, including but not limited to qualification certificates, land use rights certificates, construction land planning permits, construction works planning permits, construction works commencement permits, pre-sale permits and completion certificates. Before the government authorities issue any certificate, license or permit, we must also meet specific conditions. We cannot assure you that we will be able to adapt to new PRC land policies that may come into effect from time to time with respect to the property development industry or that we will not encounter other material delays or difficulties in fulfilling the necessary conditions to obtain all necessary certificates, licenses or permits for our property developments in a timely manner, or at all, in the future. If we fail to obtain or encounter significant delays in obtaining the necessary certificates, licenses or permits we will not be able to continue with our development plans, and our business, results of operations and financial condition may be adversely affected.

We may be required to write down our long-lived assets and assets held for sale, as a result of which we could record a significant impairment charge that would adversely affect our operating results.

At December 31, 2013, we had $60.0 million in long-lived assets and $45.4 million in assets held for sale on our balance sheet. The valuation of our long-lived assets and assets held for sale requires us to make assumptions about future interest income. Our assumptions are used to forecast future undiscounted cash flows. Given the current economic environment, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and we may have to record an impairment charge. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in the periods and year in which the charge is incurred.

We expect to incur high costs under the PRC’s labor law due to workforce reductions, which could have a material adverse effect on our financial results and financial condition.

In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law provides for an “open-ended employment contract” for any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is a lifetime, permanent contract, which is terminable by the company only in specific circumstances, such as a material breach by the employee of the employer’s rules and regulations or for a serious dereliction of an employee’s duty. Under the new law, a reduction in the workforce of 20% or more may occur only under specific circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law or where a company suffers serious difficulties in production and/or business operations. In addition, the new law requires that companies communicate with the labor union of the company and the District Labor Bureau if the company terminates the employment of 20 or more people at one time. Due to the lack of new orders, we were forced to discontinue our production operations of FPC and LCMs for tablets at our Wuxi manufacturing facilities in March 2013 and June 2013, respectively. We also expect to formally cease our core business of LCM production at our Shenzhen manufacturing facilities by the end of April 2014. As a result, we have incurred and expect to incur additional costs of employee severance benefits under China’s labor laws and such costs could have a material adverse effect on our financial results and financial condition.

We are dependent on a few large customers, the loss of which has substantially harmed our business and operating results. Unless market conditions change in a way that we are able to obtain a sufficient number of orders from our customers, we expect our operating results in future periods to fall below the expectations of public market analysts and investors made based on our historical projection, which could cause the trading price of our common shares to decline.

Historically, a substantial percentage of our sales have been made to a small number of customers. During the years ended December 31, 2011, 2012 and 2013, sales to customers who account for 10% or more of our net sales totaled approximately 96.3%, 84.1% and 92.5% of our net sales, respectively. During these same years, sales to our seven largest customers accounted for 99.1%, 99.0% and 100.0% of our net sales, respectively, and sales to our largest customer accounted for 72.5%, 84.1% and 92.5% of our net sales during the same periods, respectively. As a result, we have depended on a relatively small number of customers for a significant percentage of our net revenue. In early 2014, upon losing our largest customer, we have decided to formally cease our core business of LCM production by the end of April 2014 and sell all of our machinery and production lines in all our facilities thereafter.

In addition, we generate significant accounts receivable in connection with the EMS that we provide to our customers. If one or more of our customers became insolvent or otherwise were unable to pay for these services on a timely basis, or at all, our operating results and financial position could be adversely affected. Such adverse effects could include any one or more of the following: a further decline in revenue or net income, a charge for bad debts, a charge for inventory write-offs, a decrease in inventory turns, an increase in days in inventory and an increase in days in accounts receivable.

Economic uncertainty had adversely affected our earnings, liquidity and financial position.

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

Even though there were signs that an overall economic recovery was beginning in the second quarter of 2010 and throughout 2011, 2012 and 2013, such recovery continues to be uncertain. Recessionary conditions may return. If any of these potential negative economic conditions occur, a number of negative effects on our business could result and adversely affect:

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

Our quarterly and annual operating results are affected by a wide variety of factors, such as:

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

Competition has had an adverse effect on our gross margins in the past.

Competition in the EMS industry is intense, characterized by price erosion, rapid technological change and competition from major international companies. This intense competition has resulted in pricing pressures and a lower gross margin percentage in certain years. Our gross margin percentages during each of the five years ended December 31, 2009, 2010, 2011, 2012 and 2013 are shown in the chart below.

(1)	The gross margin percentages during each of the four years ended December 31, 2009, 2010, 2011 and 2012 were calculated based on the Company’s consolidated statements of comprehensive income from 2009 to 2012, which have been restated according to the reclassified profit and loss resulting from discontinued operations.

During 2013, our gross profit margin decreased to 7.9% from 10.1% in 2012. We may also continue to face certain risks including, but not limited to, the appreciation of renminbi, inflation in China, continuous increase in wages and allowance, materials shortage, customers and suppliers’ inability to meet their contractual obligations and financial difficulties resulting in customers and suppliers’ illiquidity. These risks could affect our sales and profit margin.

Our business has been characterized by a rapidly changing mix of products and customers. Cancellations or delays in orders could materially and adversely affect our gross margins and operating results.

Since 2007, we have targeted markets that we believe offer significant growth opportunities and for which OEMs sell complex products that are subject to rapid technological change. As a result, our sales to OEMs are primarily based on purchase orders that we receive from time to time rather than firm, long-term purchase commitments. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Further, during times of potential component shortages, we have purchased raw materials and component parts expecting that we will receive purchase orders for products that use these components. In the event actual purchase orders are delayed, are not received or are cancelled and we declined any other potential orders that may arise, we could experience increased inventory levels or possible write-offs of obsolete inventory, write-downs of raw materials inventory or the underutilization of our manufacturing capacity.

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

We generate all revenues from sales of products that we manufacture at our facilities in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in inflation and an increase in the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 2.5% in January 2014 from the level in January 2013. The wages we pay our employees also increased substantially in 2013. At December 31, 2013, the average wage level of our direct labor workforce was approximately 9.2% higher than that at December 31, 2012. China’s overall economy and the average wage in the PRC are expected to continue to grow.

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

Historically, our sales and operating results have been affected by seasonality. Sales of products and components related to mobile phones have generally been lower in the first quarter after peaking in the fourth quarter. Similarly, orders for consumer electronics products have historically been lower in the first quarter due to the closing of our factories in China for the Lunar New Year holidays and the general reduction in sales following the holiday season. These sales patterns may not be indicative of our future performance. In addition, the long, national seasonal breaks in the PRC, such as the Chinese Lunar New Year holidays during the first quarter, and the National Day Golden week during the fourth quarter, typically adversely affect our ability to manufacture products, obtain components and materials from suppliers and receive and process orders from customers. Accordingly our results of operations during these periods can be expected to suffer.

The political, economic and legal uncertainties involved with operating an international organization could significantly harm us.

As of December 31, 2013, approximately 91.9% of the net book value of our total property, plant and equipment was located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan and China. Our international operations are subject to significant political and economic risks and legal uncertainties, including:

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

Our operating results could be adversely affected if we fail to comply with applicable environmental related laws and regulations, as well as international accords and new regulatory initiatives in the United States to which we are subject.

Our manufacturing process involves the use and disposal of chemicals, minerals and materials that are subject to environmental related, and conflict-free sourcing laws and regulations issued worldwide.

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

In addition, the U.S. SEC implemented the final rule mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act to require companies to publicly disclose their use of conflict minerals that originated in the Democratic Republic of the Congo (DRC) or an adjoining country. The final rule on conflict minerals imposes substantial supply chain verification requirements in the event that conflict minerals originates from the Democratic Republic of the Congo, adjoining countries or any geographic territory that may be specified by the relevant authorities at a future date. These new rules and verification requirements, which apply to our activities in calendar 2013 and beyond, impose additional costs on us and on our suppliers and may limit the sources or increase the prices of materials used in our products. Further, if we are unable to certify that our products are conflict free, we may face challenges with our customers that place us at a significant competitive disadvantage, and our goodwill and reputation may be irreparably damaged. Often times, our customers have imposed upon us conditions on sourcing conflict minerals that exceed those imposed under relevant legal requirements. Any failure on our part to comply with such customer-imposed conditions may result in us suffering significant competitive harms that will likely have a material adverse impact on our financial statements.

Power shortages in China could affect our business.

In our EMS business, we consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China, including areas where our manufacturing facilities are located, have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date. Sometimes we are given advance notice of power shortages and, in response to the occurrence of power shortages we currently have a backup power system. However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice of it. Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, may have an adverse impact on our business.

Our insurance coverage may not be sufficient to cover our potential liability or losses and as a result our business, results of operations and financial condition may be materially and adversely affected.

We face various risks in connection with our existing core businesses of LCM production and will continue to face risks during our transition to the property development and management business. Although we currently maintain property all risk insurance for our buildings in the PRC and public liability insurance for our Shenzhen manufacturing facilities and our Wuxi manufacturing facilities, these insurances may not be adequate for either our existing core business or the business we plan to enter into in the future. In the event of certain incidents such as major earthquakes, hurricanes, tsunamis, war, acts of terrorism, pandemics and flood, and their consequences, we may not be covered adequately, or at all, by our insurance, as a result of which our business, results of operations and financial condition may be materially and adversely affected.

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

On more than one occasion, the PRC and Japanese governments have disputed the extent of each of their territory and the effect of certain political policies and historical events. Tension between the PRC and Japan appeared to increase since 2012 as a result of increasing attention on each country’s territorial claims over the Diaoyu/Senkaku islands. These occasional controversies could adversely affect the demand of consumer products made or branded by companies in either country. As a result, deterioration in relation between the two countries could adversely affect our financial conditions and results of operations as well as the market price and liquidity of our shares, notwithstanding it has no direct effect on our business.

Changes to PRC tax laws and heightened efforts by the PRC’s tax authorities to increase revenues have subjected us to greater taxes.

Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the PRC government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE”, located in Shenzhen, China, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment given to our subsidiaries in the PRC as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25% in 2012 and afterward. For information on the EIT rates as announced by the PRC’s State Council for the transition period until year 2013, please see the table in ITEM 5. Operating and Financial Review and Prospects on page 30 of this Report. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. According to Circular of the State Administration of Taxation on Issues Related to the End of Various Preferential Tax Policies for Foreign and Foreign-Invested Enterprises (STA [2008] No. 23) published by the State Administration of Taxation of the PRC) on February 27, 2008, a FIE may be required to pay back the taxes previously exempted as a result of the preferential tax treatment enjoyed in accordance with the Income Tax Law of People’s Republic of China for Foreign Investment Enterprises and Foreign Enterprise, if such FIE no longer meets the conditions for preferential tax treatment after 2008 due to change in its nature of business or the term of its business operation to be less than ten years since its inception. As we plan to cease our production operations at all our manufacturing facilities and transform from the engineering manufacturing services (EMS) industry to property development and management, our tax position may be subject to review by relevant taxing authorities, and we cannot determine in advance whether, or the extent to which such tax policy may require us to pay taxes or make payments in lieu of taxes.

We believe we were not a passive foreign investment company for 2013 but we may be a passive foreign investment company for 2014, which could result in adverse U.S. federal income tax consequences for U.S. investors.

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

On the assumption that (i) cash and cash equivalents are passive assets and (ii) our market capitalization plus total liabilities may be considered a proxy for our total assets, a calculation based on the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we exceeded the 50% passive asset threshold for 2009, 2010 and 2011 but not for 2012 and 2013. As a result, we believe we were a PFIC for U.S. federal income tax purposes for 2009, 2010 and 2011 but not for 2012 and 2013. However, the PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2009, 2010, 2011, 2012, 2013 or currently in 2014, and we cannot anticipate our market capitalization for 2014. Accordingly, we may be treated as a PFIC for 2014. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2013 or in any other taxable year, U.S. investors who owned our common shares generally would be subject to increased U.S. tax liabilities and reporting requirements.

Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC see “Taxation—United States Federal Income Tax Consequences” beginning on page 60 of this Report.

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

Changes in currency exchange rates involving the RMB have and could continue to significantly affect our financial results.

Our financial results have been affected by currency fluctuations, resulting in total foreign exchange gains during each of our three fiscal years ended December 31 as indicated in the following chart:

(1)	The Company’s consolidated statements of comprehensive income for 2011 and 2012, have been restated according to the reclassified profit and loss resulting from discontinued operations.

We sell most of our products in U.S. dollars and pay our expenses in U.S. dollars, Hong Kong dollars and RMB. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk presently results from the costs and expenses we pay in RMB, and material purchases we make, in U.S. dollars or RMB.

The appreciation and depreciation of the RMB compared to the U.S. dollar increases and decreases our costs and expenses to the extent paid in RMB, respectively. Approximately 12%, 10% and 5% of our total costs and expenses and 6%, 1% and 1% of our material costs were in RMB during the years ended December 31, 2011, 2012 and 2013, respectively.

If we pass the effect of increases in the RMB relative to the U.S. dollar to our customers through price increases it would make our products more expensive. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the RMB relative to the U.S. dollar, our margins and profitability could suffer.

Our declaration and payment of dividends is not assured. We declared no dividends for 2010. Although our Board has resumed dividends for 2011, 2012, 2013 and 2014, we may not declare or pay dividends thereafter.

Before 2009, we had a long history of paying dividend. In February 2009, our Board of Directors decided not to declare a dividend. In February 2010, our Board of Directors also decided not to declare a dividend. The Board of Directors decided not to declare a dividend in 2009 and 2010 in order to maintain our cash reserves during a period of global economic turmoil. Subsequently, we resumed the payment of quarterly dividends of $0.05, $0.07, $0.15 and $0.02 per share for 2011, 2012, 2013 and 2014, respectively. The payment of dividends in 2011, 2012, 2013 and 2014 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends after 2014 will be declared will depend on our future growth and earnings at each relevant period, of which there can be no assurance, and our cash flow needs for business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2014, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all. For additional information on the dividends we have declared for 2014 and historically, please see ITEM 8. Dividends on page 55 of this Report.

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

On January 31, 2014, members of our senior management and our Board of Directors as a group beneficially owned approximately 27.3% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

Regulatory initiatives in the United States, such as the Dodd-Frank Act and the Sarbanes-Oxley Act have increased, and may continue to increase the time and costs of being a U.S. public company and any further changes would likely continue to increase our costs.

In the United States, changes in corporate governance practices due to the Dodd-Frank Act and the Sarbanes-Oxley Act, changes in the continued listing rules of the New York Stock Exchange, new accounting pronouncements and new regulatory legislation, rules or accounting changes have increased our cost of being a U.S. public company and may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have made some activities more time-consuming and have increased financial compliance and administrative costs for public companies, including foreign private issuers like us. In addition, any future changes in regulatory legislation, rules or accounting may cause our legal and accounting costs to further increase. In addition, these new rules and regulations require increasing time commitments and resource commitments from our company, including from senior management. This increased cost could negatively impact our earnings and have a material adverse effect on our financial position results of operations.

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud, or in informing management of all material information in a timely manner.

Our management, including the Chief Executive Officer (Acting) and the Chief Financial Officer, does not expect that our disclosure controls and internal controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

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

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. See footnote “*” on page 46 of this Report under the heading “Compensation on an Individual Basis” for information and risks associated with disclosures we have made in this Report or may make in our proxy statements regarding compensation we have paid to our directors and senior managers on an individual basis.

ITEM 4.	INFORMATION ON THE COMPANY

Corporate Information

Nam Tai Electronics, Inc. was founded in 1975 and moved its manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available. We relocated to Shenzhen, China in order to capitalize on the significant opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). Our PRC headquarters and our principal manufacturing and design operations are currently based in Shenzhen, China, approximately 30 miles from Hong Kong. Certain of our subsidiaries’ offices are located in Hong Kong, which provide us access to Hong Kong’s infrastructure of communication and banking facilities. Our corporate administrative matters are conducted in the British Virgin Islands through our registered agent, McNamara Corporate Services Limited, of McNamara Chambers, 2nd Floor, 116 Main Street, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. In 1978, Mr. Koo, the founder of the Company, began recruiting operating executives from the Japanese electronics industry. These executives brought years of experience in Japanese manufacturing methods, which emphasize quality, precision, and efficiency in manufacturing. A large portion of our senior and middle management currently includes Japanese professionals who provide technical expertise and work closely with both our Japanese component suppliers and customers.

Major Events during 2013 to Date

During 2013, the following major events took place:

•	We discontinued our production operations of FPC and LCMs for tablets located primarily in our Wuxi manufacturing facilities at the end of March 2013 and June 2013, respectively, due to a lack of customer orders. The production operations at our Wuxi manufacturing facilities ceased entirely in June 2013;

•	We have decided to formally cease our core business of LCM production by the end of April 2014, due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment and, as a result, a strong likelihood that no reasonable profit margin can be gained anymore from continuing production. We plan to sell all of our machinery and production lines in all our facilities thereafter and expect the sales will be finalized around the end of July 2014;

•	Upon the cessation of our core business of LCM production, our management intends to thoroughly focus our efforts on developing two parcels of property in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, by converting these two parcels of land into high-end commercial complexes. Upon the completion of development of these two parcels of land, we will become the landlord and manager of the commercial complexes and, as a result of which, our core business will be transformed from the EMS industry to property development and management. We project that the development of these two properties will each take approximately four years to complete following our Board’s approval, which is scheduled in July 2014. During this development period, all overheads expenses, development costs and dividend will be funded from interest income together with our cash on hand and bank facilities, which we believe is sufficient.

Organizational Structure

The chart as below and on the next page shows our organizational structure of our principal subsidiaries at December 31, 2013.

Capital Expenditures

The following chart illustrates the amounts of our principal capital expenditures and divestitures (in thousands of dollars) during each of the past three years ended December 31:

(1)	The figures of our principal capital expenditures and divestitures during each of the two years ended December 31, 2011 and 2012 were derived from the Company’s consolidated statements of comprehensive income for 2011 and 2012, respectively, which have been restated according to the reclassified profit and loss resulting from discontinued operations.

Currently, there are no capital expenditures that have been planned for 2014, subject to our Board’s decision to develop two parcels of land in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, which board meeting is scheduled in July 2014.

Our major capital expenditures in 2013 included:

•	$0.3 million for machinery and leasehold improvements for a LCD module assembly.

Our major capital expenditures in 2012 included:

•	$29.5 million for machinery and leasehold improvements for a LCD module assembly.

Our major capital expenditures in 2011 included:

•	$7.5 million for machinery and leasehold improvements for a LCD module assembly; and

•	$4.6 million for commercial property in Hong Kong.

Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant acquisition or strategic investment opportunities, which we regularly explore, and prevailing economic conditions.

Historical Business Overview

Up to the complete cessation of our EMS business around April 2014, we continue to be an electronics manufacturing and design services provider to a select group of the world’s leading telecommunications and consumer electronic products OEMs. Through our EMS operations, we manufacture electronic components and subassemblies, including FPC boards, FPC board subassemblies, LCD panels, LCD modules, TFT display modules, RF modules, DAB modules, CMOS imaging sensor modules and PCB subassemblies. The components, modules and subassemblies are used in numerous electronic products, including mobile phones, IP phones, notebook computers, digital cameras, electronic toys, handheld video game devices and learning devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

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

Our Customers

Historically, we have had substantial recurring sales from our existing customers. Approximately 100% of our 2013 net sales came from customers we provided services to in 2012. While we seek to diversify our customer base, a small number of customers currently generate a significant portion of our sales. Sales to our seven largest customers accounted for 99.1%, 99.0% and 100.0% of our net sales during the years ended December 31, 2011, 2012 and 2013, respectively and sales to our largest customer accounted for 72.5%, 84.1% and 92.5% of our net sales during the same periods, respectively. In early 2014, upon losing our remaining largest customer, we have decided to formally cease our core business of LCM production by the end of April 2014 and sell all of our machinery and production lines in all our facilities thereafter. Sales to customers accounting for 10% or more of our net sales in the years ended December 31, 2011, 2012 or 2013 (listed in order of our net sales during 2013) were as follows:

	Year ended December 31,
	2011	2012		2013
Customer A(1)	72.5%	84.1%		92.5%
Customer B	11.5%		*		*
Customer C	12.3%		*		*

*	Less than 10% of total net sales during the year indicated.
(1)	Two of our largest customers, each accounting for 10% or more of our net sales in the years ended December 2011 and 2012, respectively, were reorganized into Customer A in 2012.

Our OEM customers based on net sales during 2013 were the following (listed alphabetically):

Customer	Products
OEM 1	Digital Pen
OEM 2	Digital Pen
OEM 3	Mobile phone accessories
OEM 4	LCD modules
OEM 5	Auto electronic products
OEM 6	LCD modules, FPC subassemblies and PCB modules
OEM 7	Home entertainment products

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

Our Products

Prior to year 2010, we operated and presented three reportable segments, namely: telecommunication components assembly (“TCA”), consumer electronics and communication products (“CECP”) and LCD products (“LCDP”). In 2010 and 2011, we reclassified the TCA and LCDP segments into the TCA segment to accurately reflect the nature and management of our operations.

In 2012, the CECP segment fell below the threshold prescribed under FASB ASC 280-10-50-12 and the CECP segment was combined with the TCA segment. The net loss from the FPC segment was above the threshold prescribed under FASB ASC 280-10-50-12 and the FPC segment was separated from the TCA segment in 2012.

In 2013, we operate and present only one business segment, TCA, because the FPC segment has been discontinued since the first quarter of 2013. The segment information in 2011 and 2012 has been restated in order to conform to the change in segment reporting in 2013 in accordance with FASB ASC 280-10-50-34.

Please refer to Note 20 “Segment Information” of our consolidated financial statements and ITEM 8. Financial Information – Export Sales which sets forth the information of net sales to customers by geographical area.

The TCA segment is focused on subassemblies of components such as LCD modules, front light panels and back light panels for box-built products such as mobile phone accessories, entertainment devices, educational products and optical devices. Below is a detailed description of our products in the TCA segment:

Telecommunication Component Assembly

We manufacture the following subassemblies and components:

•	Color LCD modules to display information as part of telecommunication products such as smartphones and traditional mobile phones and telephone systems. These modules are also used in most other hand-held consumer electronic devices, such as electronic games, automotive products and digital cameras;

•	Mobile phone accessories such as headsets containing Bluetooth wireless technology, snap-on portable music speakers, phone cradles, snap-on FM radio adaptors, and snap-on GPS adaptors;

•	Entertainment devices such as USB webcams for interactive games, USB microphone and converter boxes for karaoke, and a buzzer device for quiz games, both in wire and wireless designs with an infrared solution;

•	Educational products such as digital pens, calculators and electronic dictionaries; and

•	Optical devices such as CMOS imaging sensor modules for notebook computers, portable media players and recording cameras for the automotive industry.

Our Manufacturing and Assembly Capabilities

We utilize the following production techniques:

Chip on Glass, or COG	a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones, tablet, automobile dashboard and PDAs. These machines provide an LCD with a length of up to 320 millimeters by a width of up to 240 millimeters by a height of up to 0.35 millimeters. During 2005, our subsidiary, Jetup also started manufacturing COG LCD modules. During 2010, Jetup was merged into Zastron Shenzhen. During the third quarter of 2011, Wuxi Zastron-Flex also expanded LCD module assembly and set up state of the art COG machines. As of December 31, 2013, Zastron Shenzhen and Wuxi Zastron-Flex had a total of 24 sets of COG machines, and is capable of bonding 9.2 million units (calculates base on single chip) of COG LCD modules per month with a pin pitch fine to 25 micrometers within an accuracy of 5 microns’ tolerance, in a cycle time of 4.5~9 seconds per unit.

Tape Automated Bonding With Anisotropic Conductive Film, or TAB With ACF	an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. As of December 31, 2013, Zastron Shenzhen had 47 systems of TAB with ACF machines. The machines provide a process time of 7 to 9 seconds per component, a pin pitch fine up to 200 micrometers and a total production capacity of up to 12 million components per month. Zastron Shenzhen is able to bond LCD panels with a length of up to 320 millimeters by a width of up to 200 millimeters and a height of up to 0.35 millimeters, with an accuracy of 5 microns’ tolerance in a cycle time of 4.5 to 9 seconds per piece.

Surface Mount Technology, or SMT	a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as mobile display modules and electronic linguistic devices. As of December 31, 2013, we had 5 SMT productions lines. The production time per chip ranges from 0.055 second per chip to 0.8 second per chip and high precision ranging from +/-0.05 millimeter to +/-0.1 millimeter. The components size ranges from 0.4 millimeter long by 0.2 millimeter wide to 55 millimeters long by 55 millimeters wide. Ball grid array, or BGA, ball pitch is 0.4 millimeter and ball diameter is 0.2 millimeter. Flip Chip, our smallest lead/bump pitch, is 250/240UM and our smallest components spacing is 0.15 micrometers. The total production capacity is over 200 million resistor capacitor chips per month.

LCD Back-End	a main manufacturing process for LCD panels, and is regarded as part of the process for its finished product LCD modules. It includes the precise pure water cleaning process, scribing of LCD glass, liquid crystal insertion, sealing process and breaking process, then turns the LCD mother glass into LCD panels. Our machines can cope with 0.2 millimeters + 0.2 millimeters LCD mother glass up to dimension of 920 millimeters by 730 millimeters, with cutting tolerance +/-0.1 millimeters.

A clean room is an environment, typically used in manufacturing or scientific research, which has a low level of environmental pollutants such as dust, airborne microbes, aerosol particles and chemical vapors. In other words, a clean room has a controlled level of contamination which is specified by the number of particles per cubic meter at a specified particle size.

As of December 31, 2013, we had total 13 clean rooms with 284,608 square feet manufacture area, 3 were class 10,000 and 10 were class 5,000 clean rooms at our manufacturing facilities, which housed COF, COG and Chip Scale Package capabilities for CMOS sensor modules, electronic calculators, digital camera accessories, LCD modules manufacturing and FPC manufacturing.

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

We buy a portion of the FPC boards that we use in the manufacturing of our products from suppliers and attach electronic components to the purchased FPC boards in accordance with our customer’s specifications and produce FPC subassemblies. Since 2007, we also began manufacturing these devices at our existing facilities in Shenzhen to vertically integrate this process by producing FPC boards internally. Our Wuxi factory began manufacturing pilot runs of FPC boards and moved to large scale manufacturing in 2010. However, after the final evaluation on the viability of our FPC business based on its performance in the third quarter of 2012, we have discontinued our FPC business at the end of March 2013, as this business has been generating losses since its initial production.

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

In December 2009, our factory in Wuxi was audited for compliance of ISO 9001 and TS16949. We received both certifications in March 2010. During 2010, we applied for other certifications for this plant, including QC08000 and ISO 14001, which we received in April and May 2010, respectively.

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

The major component parts we purchase include the following:

•	Integrated circuits or “chips”, most of which we purchase presently from three Japan based electronic components manufacturers, of which one ranks among top ten in the industry, and one U.S based electronic component manufacturer that ranks among top ten in the industry and certain of their affiliates;

•	LCD panels, which are available from many manufacturers. Since 2007, we have purchased LCD panels from two Japan based internationally reputable LCD panels manufacturers that each ranks among the top manufactures in the industry;

•	FPC boards, which consist of copper conductive patterns that have been etched or printed while affixed to flexible substrate materials such as polyimide or polyester, are mainly used to provide connections for electronic components and as a substrate to support these electronic devices. Since 2007, we have purchased FPC boards mainly from two Japan based internationally reputable FCP manufacturers that each ranks among the top manufactures the industry; and

•	Light-emitting diodes, or LEDs, are semiconductor devices that emit incoherent narrow-spectrum light when electrically biased in the forward direction. This effect is a form of electroluminescence. LEDs are small extended sources with extra optics added to the chip, which emit a complex intensity spatial distribution. We purchase LEDs primarily from one Japan based internationally reputable LCD manufacturer that ranks among the top manufactures in the industry.

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

We did not suffer a material loss resulting from the cancellation of OEM customer orders for the years ended December 31, 2011, 2012 or 2013.

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
• Flextronics International Ltd.
• Hon Hai Precision Industry Co., Ltd.
• Jabil Circuit, Inc.
• Sanmina-SCI Corporation

Image capturing devices and their modules	• Lite-on Technology Corporation
• Logitech Internation S.A
• The Primax Group
• Goer Tek, Inc.

Mobile phone accessories	• Celestica, Inc.
• Flextronics Internation Ltd.
• Foxlink Group
• Merry Electronics Co., Ltd.
• WKK International (Holdings) Ltd.

Telecommunication subassemblies and components	• Flextronics Internation Ltd.
• S-Tech Corporation
• Shin-Tech Electronic Co., Ltd.
• Varitronix International Ltd.
• Wuxi Sharp Electronic Components
• Wuxi Technology Corporation

FPC Boards/FPC Subassemblies(1)	• Ichia Technologies Inc.
• Nitto Denko (HK) Ltd.
• NOK Corporation
• Sumitomo Chemical Co., Ltd.
• Fujikura Ltd.

(1)	We have discontinued our FPC production operations in March 2013.

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

Furthermore, many companies in our target customer base are moving the design and manufacturing of their products to original engineering manufacturers, or OEMs, in Asia. These changes could create pressure on us to provide discounts or lower prices to gain or maintain market share, which could adversely affect our margins and the profitability of our business and our operating results as a whole.

In 2013, as a result of the high level of competition and the weak consumer market, orders placed by our major customers were significantly lower than the customers’ original forecast. Due to the lack of new orders, we were forced to discontinue our production operations of FPC and LCMs for tablets at our Wuxi manufacturing facilities in March 2013 and June 2013, respectively. As for the high-resolution LCMs for smartphones, we received orders from a customer to extend the production throughout the third and fourth quarters of 2013, however, the production of these orders had substantially completed by December 2013 and the shipment was completed in January 2014. Except for a few minor LCM orders for automobile applications requested by another customer, which would allow us to extend a small amount of production up to the end of April 2014, we currently have no more orders for any LCM production. As a result, we have decided to formally cease our core business of LCM production by the end of April 2014 and sell all of our machinery and production lines in all our facilities thereafter.

Research and Development

We invest in research and development for developing products, manufacturing and assembly technology that provide us with the potential to offer better and more technologically advanced services to our OEM customers or assist us in working with our OEM customers and in the design and development of future products. Additionally, we are responsible for the design and development of new products specified by our customers. We sell these products to OEM customers to be marketed to end users under the customers’ brand names. To date, we have successfully developed LCD modules, CMOS sensor camera modules, mobile phone accessories and game peripherals for our customers. In response to the adverse market conditions in 2013, our management has decided to halt capital investment into technology platforms that cannot produce steady income streams in order to minimize potential losses resulting from cancellation and fluctuation of orders by our customers.

Patents, Licenses and Trademarks

We do not have any patents, licenses or trademarks on which our business is substantially dependent. Instead, we rely on our industry expertise, knowledge of niche products and technology and strong long-term relationships with our customers and suppliers.

Property, Plant and Equipment

Our registered office in the British Virgin Islands is located at McNamara Chambers, 2nd Floor, 116 Main Street, P.O. Box 3342, Road Town, Tortola. British Virgin Islands. Corporate administrative matters in the British Virgin Islands are conducted at this office through our registered agent, McNamara Corporate Services Limited.

The table below lists the locations, square footage, principal use and the expiration dates of land use rights on the facilities used in our principal operations as of December 31, 2013:

Location	Approximate Square Footage	Principal or Presently Contemplated Use	Owned(1) or lease expiration date

Principal Facilities
Hong Kong	2,200	Administration	Owned
Shenzhen, China	557,835	Principal manufacturing facilities	2043/2049	(2)
	87,460	Administration	2043/2049	(2)
	350,585	Dormitories	2043/2049	(2)
	41,530	Cafeteria	2043
	33,825	Recreational	2049
Wuxi, Jiangsu Province, China	470,360	FPC boards and FPC subassemblies, LCD modules and other products	2056	(3)
Other property
Guangming, Shenzhen, China	1,270,160		2057	(4)
Wuxi, Jiangsu Province, China	476,553		2062	(5)

(1)	Only the PRC government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the PRC government that gives us the right to use the land for 50 years. Similarly, the lands which we have acquired in Wuxi and Guangming Shenzhen will be by 50-year land leases. Our understanding of the practice as it exists today; at the expiration of the land lease, we may be given the right to renew the lease.
(2)	Our principal manufacturing facilities occupy two parcels of adjacent land of 0.3 million square feet and 0.3 million square feet, respectively, with 50-year land leases that we acquired in 1993 and 1999, respectively. We plan to develop and convert this parcel of land of a total of approximately 0.6 million square feet into high-end commercial complexes.
(3)	Construction was completed in 2009 and mass production at this factory began in 2010 and operation ceased in June 2013.
(4)	Raw land. To meet the requirement of water environment renovation project, the Government planned to expropriate an area of 153,507 square feet, the consideration is based on mutually agreed price, details of which is to be further negotiated. We plan to develop and convert this parcel of land into high-end commercial complexes.
(5)	Raw land.

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

Currently, our principal manufacturing facilities in Shenzhen total approximately 557,835 square feet of manufacturing space, 87,460 square feet of offices, 350,585 square feet of dormitories and 41,530 square feet of cafeteria space, and include a full services recreational building of 33,825 square feet. We have decided to cease our core business of LCM production at our Shenzhen manufacturing facilities by the end of April 2014, due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment and, as a result, a strong likelihood that no reasonable profit margin can be gained anymore from continuing production. We plan to sell all of our machinery and production lines at our Shenzhen manufacturing facilities and expect the sales will be finalized around the end of July 2014. We plan to develop and convert the parcel of land of approximately 0.6 million square feet that our Shenzhen principal manufacturing facilities currently occupy, into high-end commercial complexes in the next four years.

Wuxi, China

We began construction of our Wuxi manufacturing facilities in January 2008 on approximately 470,000 square feet of land we acquired in December 2006. We completed construction in 2009 and by the end of 2009 we had installed machinery and equipment to manufacture FPC boards and FPC subassemblies, providing approximately 150,700 square feet of space to manufacture FPC Boards and FPC subassemblies. The Wuxi factory is first earmarked to manufacture FPC boards, followed by FPC subassemblies and then other electronic products assemblies such as LCD modules. We began manufacturing operations at this factory in 2010. However, in 2013, after the final evaluation on the viability of our business of FPC and LCM production, we discontinued our production operations of FPC and LCMs for tablets located primarily in our Wuxi manufacturing facilities at the end of March 2013 and June 2013, respectively, due to a lack of customer orders. The production operations at our Wuxi manufacturing facilities ceased entirely in June 2013. We plan to sell all of our machinery and production lines and sell or rent all the buildings at our Wuxi manufacturing facilities and expect the disposition and sales will be finalized around the end of July 2014.

We have acquired the land use rights in Wuxi; we also acquired similar rights to a second parcel of approximately 515,000 square feet of raw land situated approximately three miles from the first parcel we used for our manufacturing facilities. In September 2010, we sold the second Wuxi parcel back to the Wuxi local government for approximately $1.6 million, realizing a gain of approximately $0.8 million on the second parcel.

We have acquired the land use rights of another two parcels of raw land of approximately 476,553 square feet situated near the first parcel we used for our manufacturing facilities. The land use right certificate in respect of the land in Wuxi with carrying amount of $3.8 million has been issued by the relevant government authority in the PRC on March 4, 2014.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved Staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties particularly statements found under the heading entitled “Trend Information”. You can identify these forward-looking statements by words such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “ought to”, “plan”, “potential”, “project”, “seek”, “may”, “might”, “could”, “would”, “should”, “will”, “is likely to” and the negative forms of these words and other similar expressions. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in Regarding Use of Forward Looking Statements under the section of this Report entitled ITEM 3. Key Information – Risk Factors. This section should be read in conjunction with our consolidated financial statements included as ITEM 18. Financial Statements in this Report.

Operating Results

Overview

In 2013, as a result of the high level of competition and the weak consumer market, orders placed by our major customers were significantly lower than the customers’ original forecast. Due to the lack of new orders, we were forced to discontinue our production operations of FPC and LCM for tablets at our Wuxi manufacturing facilities in March 2013 and June 2013, respectively. As for the high-resolution LCMs for smartphones, we received orders from a customer to extend the production throughout the third and fourth quarters of 2013, however, the production of these orders had substantially completed by December 2013 and the shipment was completed in January 2014. Except for a few minor LCM orders for automobile applications requested by another customer, which would allow us to extend a small amount of production up to the end of April 2014, we currently have no more orders for any LCM production. As a result, we have decided to formally cease our core business of LCM production by the end of April 2014 and sell all of our machinery and production lines in all our facilities thereafter. We estimate that the aforesaid final orders will only generate net sales of approximately $52.5 million in the first half of 2014 and there is a strong likelihood that no reasonable profit margin can be gained anymore from our remaining final orders. Unless market conditions change in a way that we are able to obtain a sufficient number of orders from our customers, we expect our operating results in future periods to fall below the expectations of public market analysts and investors, which could cause the trading price of our common shares to decline.

Upon the cessation of our core business of LCM production by the end of April 2014, our management intends to thoroughly focus our efforts on developing two parcels of property in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, by converting these two parcels of land into high-end commercial complexes. Upon the completion of development of these two parcels of land, we will become the landlord and manager of the commercial complexes and, as a result of which, our core business will be transformed from the EMS industry to property development and management. We project that the development of these two properties will each take approximately four years to complete following our Board’s approval, which is scheduled in July 2014.

Up to the complete cessation of our EMS business around April 2014, we continue to be an electronics manufacturing and design services provider to a select group of the world’s leading telecommunications and consumer electronic products OEMs. Through our EMS operations, we manufacture electronic components and subassemblies, including FPC boards, FPC subassemblies, TFT display modules, RF modules, DAB modules, CMOS imaging sensor modules and PCB subassemblies. These components, modules and subassemblies are used in numerous electronic products, including mobile phones, IP phones, notebook computers, digital cameras and electronic toys. We also manufacture finished products, including entertainment devices, mobile phone accessories and educational products.

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

Gross Margins

It has been our strategy to focus on our new components subassembly business of high-resolution LCMs for smartphones in our Shenzhen manufacturing facilities. These new products generally have relatively higher gross margins with stable expenses.

Impact of Foreign Currency Fluctuations

We sell most of our products in U.S. dollars and pay our expenses in U.S. dollars, Hong Kong dollars and RMB. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of the RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, at 1:8.11, resulting in an approximate 1.9% appreciation in the value of the RMB against the U.S. dollars from July 2005 to the end of 2005. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each year from December 31, 2005 to December 31, 2013.

(1)	RMB to U.S. dollar data presented in this chart was derived from the historical currency converter available at http://forex-history.net.
(2)	If the end of a year fell on a Saturday or Sunday, exchange rate information is provided as of the previous Friday.

The appreciation and depreciation of the RMB compared to the U.S. dollar increases and decreases our costs and expenses to the extent paid in RMB, respectively. Approximately 12%, 10% and 5% of our total costs and expenses and 6%, 1% and 1% of our material costs were in RMB during the years ended December 31, 2011, 2012 and 2013, respectively.

The following table shows the percentage fluctuation in the exchange rate of the RMB to the U.S. dollar during each of the past three years ending December 31:

RMB Exchange Rate to US$1.00 at December 31(1)
2011		2012		2013
Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)
6.306	4.48%	6.231	1.19%	6.054	2.84%

(1)	RMB to U.S. dollar data presented in this table were derived from the historical currency converter available at http://forex-history.net.
(2)	From exchange rate at preceding December 31.

In mid-2008, the PRC government halted the appreciation of the RMB against the U.S. dollar as it did prior to July 21, 2005 because of concerns that a stronger RMB made PRC exports less competitive during a global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the U.S. dollar during 2009. However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the U.S. dollar, increasing approximately 4.48%, 1.19% and 2.84% during 2011, 2012 and 2013, respectively.

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

Our subsidiaries operating in Hong Kong are subject to an income tax rate of 16.5% for the years ended 2011, 2012 and 2013. We calculate income tax provision by applying the income tax rate to our estimated taxable income earned in or derived from Hong Kong during the applicable period.

Efforts by the PRC government to increase tax revenues could result in decisions or interpretations of the tax laws by China’s tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in PRC tax laws or their interpretation or application may subject us to additional PRC taxation in the future. For example, following the implementation of the EIT Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. During the transitional period, the new enterprise income tax rates were/are:

Tax Year	Rate under EIT for enterprises previously subject to 15% tax rate	Rate under EIT for enterprises previously subject to 24% tax rate
2009	20%	25%
2010	22%	25%
2011	24%	25%
2012	25%	25%
2013	25%	25%

Our effective tax rates were 14%, 29% and 21% for each of the three years ended December 31, 2011, 2012 and 2013, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31,
	2011	2012	2013
Applicable statutory tax rates	24%	25%	25%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	1%	—	1%
Effect of change in tax law	(1)%	—	—
Change in valuation allowance	3%	8%	6%
Reversal of deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	—	—	(3)%
Effect of loss/income for which no income tax benefit/expense is receivable/payable	(5)%	—	(4)%
Over provision of income tax expense in prior years	(9)%	—	—
Withholding tax	—	(3)%	(2)%
Other items	1%	(1)%	(2)%

Effective tax rates	14%	29%	21%

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

Allowance for Doubtful Accounts

Our accounts receivable balance is recorded net of allowances for amounts not expected to be collected from customers. Because our accounts receivable are typically unsecured, we periodically evaluate the collectability of accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, we analyze financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to us, we create a specific allowance that is determined to be appropriate for the perceived risk. If the financial condition of a customer deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

An allowance of $2.1 million was made against our accounts receivable at December 31, 2013, compared to nil at December 31, 2012 and nil at December 31, 2011, respectively, primarily due to one of our customers not being able to make the payment within the credit term.

Impairment of Long-lived Assets and Goodwill

Long-lived assets. We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

We assess the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group). Next, we estimate the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. We determine fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtaining external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

In 2011, our stock price remained below the aggregate book value of our assets, however, the continuing improvement of our results closed the gap on the difference. Management assessed and determined that there were no events or changes in circumstances to indicate that the carrying amounts of long-lived assets in our Shenzhen manufacturing facilities were not recoverable and there were no impairment tests conducted with respect to those assets. In view of the continuous operating losses and negative cash flows in our Wuxi manufacturing facilities, we assessed the impairment of our long-lived assets used in the Wuxi manufacturing facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated that the carrying amounts of our long-lived assets as of December 31, 2011 were less than the undiscounted cash flows.

In 2012, our management assessed and determined that there were no events or changes in circumstances to indicate that the carrying amount of long-lived assets in our Shenzhen manufacturing facilities were not recoverable and there were no impairment tests conducted with respect to those assets. In view of the fluctuations of future customer orders in Wuxi, we assessed the impairment of its long-lived assets used in the Wuxi manufacturing facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of our long-lived assets as of December 31, 2012 were less than the undiscounted cash flows.

From the forgoing, we concluded that the carrying amounts of our long-lived assets were not impaired at December 31, 2011 and 2012.

In 2013, in view of the cessation of the core business of LCM production in Shenzhen by the end of April 2014, we assessed the impairment of our long-lived assets used in the Shenzhen facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of our long-lived assets at December 31, 2013 were less than the undiscounted cash flows. Therefore, no impairment was recognized in respect of our long-lived asset for the year ended December 31, 2013. However, due to the reclassification of the long-lived assets at our Wuxi manufacturing facility as assets held for sales following the cessation of our Wuxi manufacturing facilities, a loss of $35.0 million was recognized to write down the assets held for sale to their fair values in 2013.

Goodwill. To assess goodwill for impairment, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and would recognize an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units using a discounted cash flow methodology. This valuation technique is based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables.

In performing the annual assessment of goodwill for impairment for the year ended December 31, 2011, we determined that full impairment loss was required and recognized in 2011. The carrying value of goodwill has been zero since December 31, 2011.

Our assessments of impairment of long-lived assets, and its periodic review of the remaining useful lives of its long-lived assets are an integral part of our ongoing strategic review of its business and operations. Therefore, future changes in our strategy and other changes (including the discount rate and expected long-term growth rate) in our operations of could impact the projected future operating results that are inherent in our estimates of fair value, resulting in impairments in the future.

Accruals and Provisions for Loss Contingencies

We make provisions for all loss contingencies when information available prior to the issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.

For provisions or accruals related to litigation, we make provisions based on information from legal counsel and management’s best estimation. We assess the potential liability for the significant legal proceedings in accordance with FASB ASC 450 “Contingencies”. FASB ASC 450 requires a liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of the contingency may differ from the estimates. If the contingency was settled for an amount greater than the estimate, a future charge to income would result. Likewise, if the contingency was settled for an amount that is less than our estimate, a future credit to income would result.

Workforce Reduction

In 2011, 2012 and 2013, we have incurred employee severance payment of approximately $0.2 million, $1.9 million and $14.0 million, respectively. We ceased production operations in Wuxi entirely in June 2013. In addition, after the final evaluation on the viability of our core operations of LCM production, we have decided to discontinue our core business of LCM production at our Shenzhen manufacturing facilities by the end of April 2014 due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. Accordingly, we accrued $14.0 million in lay-off costs for employee severance benefits of which $3.0 million was paid in the last quarter of 2013. For a breakdown of these severance expenses by operating segment and additional information, see Note 21 of Consolidated Financial Statements.

Summary of Results

We sustained a year-over-year revenue growth of 26% for 2013 when compared with 2012 because we have identified significant revenue growth opportunities assembling telecommunication product LCD modules for Japanese multinational corporations (MNCs) that supply global customers. However, despite the growth in revenue in 2013, as a result of the high level of competition and the weak consumer market, orders placed by the our major customers were significantly lower than the customers’ original forecast in 2013. Due to the lack of new orders, we were forced to discontinue our production operations of FPC and LCMs for tablets at our Wuxi manufacturing facilities in March 2013 and June 2013, respectively. As for the high-resolution LCMs for smartphones, we received orders from a customer to extend the production throughout the third and fourth quarters of 2013, however, the production of these orders had substantially completed by December 2013 and the shipment was completed in January 2014. Except for a few minor LCM orders for automobile applications requested by another customer, which would allow us to extend a small amount of production up to the end of April 2014, we currently have no more orders for any LCM production. As a result, we have decided to formally cease our core business of LCM production by the end of April 2014 and sell all of our machinery and production lines in all our facilities thereafter. We estimate that the aforesaid final orders will only generate net sales of approximately $52.5 million in the first half of 2014 and there is a strong likelihood that no reasonable profit margin can be gained anymore from our remaining final orders. The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,			% increase/(decrease)
	2011	2012	2013	2012 vs 2011	2013 vs 2012
Net sales	$509,124	$678,113	$855,847	33.2%	26.2%
Gross profit	$30,087	$68,238	$67,635	126.8%	(0.88)%
Income from operations	$5,762	$45,300	$35,465	686.2%	(21.7)%
Income from continuing operations, net of income tax	$13,608	$37,433	$41,216	175.1%	10.1%
(Loss) income from discontinued operations, net of income tax	$(13,103)	$29,488	$(40,919)	n/a (1)	n/a (1)
Consolidated net income	$505	$66,921	$297	13,151.7%	(99.6)%
Basic earnings per share from continuing operations	$0.30	$0.83	$0.91	176.7%	9.6%
Basic (loss) earnings per share from discontinued operations	$(0.29)	$0.66	$(0.90)	n/a (1)	n/a (1)
Basic earnings per share	$0.01	$1.49	$0.01	14,800.0%	(99.3)%
Diluted earnings per share from continuing operations	$0.30	$0.83	$0.90	176.7%	8.4%
Diluted (loss) earnings per share from discontinued operations	$(0.29)	$0.65	$(0.89)	n/a (1)	n/a (1)
Diluted earnings per share	$0.01	$1.48	$0.01	14,700.0%	(99.3)%

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

Key Performance Indicators

The following tables set forth, for each of the quarters in the two year period ended December 31, 2013, certain of management’s key financial performance indicators that management utilizes to assess the Company’s operating results. The first table presents the results sequentially by quarter and the second table presents the results in quarterly comparisons by year.

	2012				2013
Days in:	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Sales cycle (1)	10	(19)	(10)	(2)	3	4	1	0
Inventory turnover (2)	24	19	64	28	17	24	17	14
Accounts receivable (3)	50	38	70	55	39	35	41	30
Accounts payable (4)	64	76	144	85	53	55	57	44

	March 31		June 30		September 30		December 31
Days in	2012	2013	2012	2013	2012	2013	2012	2013
Sales cycle (1)	10	3	(19)	4	(10)	1	(2)	0
Inventory turnover (2)	24	17	19	24	64	17	28	14
Accounts receivable (3)	50	39	38	35	70	41	55	30
Accounts payable (4)	64	53	76	55	144	57	85	44

(1)	“Sales cycle” is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable.
(2)	“Inventory turnover” is calculated as the ratio of inventory, net, at period end divided by cumulative year to date average daily net cost of sales and multiplied by the cumulative number of days.
(3)	“Days in accounts receivable” is calculated as the ratio of accounts receivable, net, at period end divided by cumulative year to date average daily net sales and multiplied by the cumulative number of days.
(4)	“Days in accounts payable” is calculated as the ratio of accounts payable, net, at period end divided by cumulative year to date average daily net cost of sales and multiplied by the cumulative number of days.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
	2011	2012	2013
Net sales	100.0%	100.0%	100.0%
Cost of sales	(94.1)%	(89.9)%	(92.1)%

Gross profit	5.9%	10.1%	7.9%
General and administrative expenses(1)	(3.3)%	(3.1)%	(3.9)%
Selling expenses	(0.6)%	(0.2)%	(0.1)%
Research and development expenses	(0.3)%	(0.1)%	—
Impairment loss on goodwill	(0.6)%	—	—
Other operating income	—	—	0.2%

Income from operations	1.1%	6.7%	4.1%
Other income, net	1.5%	0.8%	1.4%
Interest income	0.5%	0.3%	0.6%

Income before income tax	3.1%	7.8%	6.1%
Income tax expenses	(0.4)%	(2.3)%	(1.3)%

Income from continuing operations, net of income tax	2.7%	5.5%	4.8%
(Loss) income from discontinued operations, net of income tax	(2.6)%	4.4%	(4.8)%

Consolidated comprehensive income attributable to Nam Tai shareholders	0.1%	9.9%	—

(1)	General and administrative expenses include employee severance benefits of $0.2 million, $1.9 million and $14.0 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Sales. Our net sales increased by 26.2% to $855.8 million for 2013, up from $678.1 million in 2012. Sales of the TCA segment increased by 26.2%. This significant revenue increase was attributable to the beginning of mass production of high-resolution LCMs for smartphones at our Shenzhen manufacturing facilities in September 2012 and throughout 2013.

In 2013, we operate and present only one business segment, TCA, because the FPC segment has been discontinued since the first quarter of 2013.

Our overall sales increased by 26.2%. This was driven primarily by an increase of 35.0% or $216.0 million, in sales of LCD modules.

Gross Profit. In terms of dollar value, our gross profit for 2013 decreased by $0.6 million compared to 2012. Our gross margin decreased to 7.9% in 2013 from 10.1% in 2012 mainly due to: (i) a decrease by $3.6 million in our sample sales to one of our major customers with lower corresponding materials costs because most of materials were consigned to us free of charge by such customer during the sample production; (ii) the decrease by $7.9 million in the compensation that we charged such customer for being not able to meet the agreed production level per quotation in 2013; and (iii) a change in our product mix in 2013.

General and Administrative Expenses. Our general and administrative expenses increased to $33.3 million or 3.9% of net sales, in 2013, from $20.7 million or 3.1% of net sales in 2012. The $12.6 million increase was mainly attributable to increases of $12.1 million of employee severance benefits.

Selling Expenses. Our selling expenses in 2013 decreased to $0.5 million from $1.5 million in 2012 accounting for 0.1% and 0.2% of net sales for 2013 and 2012, respectively. The $1.0 million decrease was mainly attributable to the reduction in headcount of our marketing department.

Research and Development Expenses. Our research and development expenses in 2013 decreased to nil from $0.7 million in 2012. The decrease was attributable to the reduction in headcount of the research and development department.

Other Income, Net. During 2013, our other income was $12.0 million compared to $5.3 million in 2012. The increase was mainly attributable to the gain on exchange difference due to the appreciation of the RMB.

Interest Income. Our interest income was $4.9 million, which increased by $2.9 million from $2.0 million in 2012. The increase was primarily the result of more RMB term deposits with higher interest rate in 2013 than in 2012.

Income Tax Expenses. Our income tax expense represented income tax provision of $10.3 million recognized during 2013 compared to $13.1 million recognized during 2012 and deferred tax expenses of $0.8 million recognized during 2013 compared to our deferred tax expenses of $2.1 million recognized during 2012. The decrease of income tax expenses was attributable to the decrease of income before income tax due to increases of $12.1 million of employee severance benefits and the reversal of deferred tax liabilities of $1.4 million because management decided to retain the undistributed earnings in our subsidiaries in the PRC for the change of core business.

Income from continuing operations. Our income from continuing operations increased to $41.2 million in 2013 from $37.4 million in 2012.

(Loss) income from discontinued operations. Our net loss from discontinued operations amounted to net loss of $40.9 million in 2013 (2012: net income of $29.5 million). In 2013, after the final evaluation on the viability of our business of FPC and LCM production, we discontinued our production operations of FPC and LCMs for tablets located primarily in our Wuxi manufacturing facilities at the end of March 2013 and June 2013, respectively, due to a lack of customer orders. The production operations at our Wuxi manufacturing facilities ceased entirely in June 2013. The decrease of income from discontinued operations was attributable to the decrease of $446.9 million of sales.

The following table sets forth, for the years indicated, net income (loss) by reportable segment expressed as a dollar amount and as a percentage of total net income:

	Year ended December 31,
	2012		2013		2013 vs. 2012
	Dollars (in thousands)	Percent	Dollars (in thousands)	Percent	Percent
TCA	$38,706	103.4%	$38,412	93.2%	0.8%
Corporate	$(1,273)	(3.4)%	$2,804	6.8%	n/a (1)

Net income from continuing operations	$37,433	100.0%	$41,216	100.0%	10.1%

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

In the TCA segment, net income was $38.4 million in 2013 compared to net income of $38.7 million in 2012. This decrease was principally due to a change of our product mix in 2013.

In the corporate segment, net income was $2.8 million in 2013 compared to net loss of $1.3 million in 2012. This increase by $4.1 million was mainly due to legal liability provision on legal case reversal of $1.0 million, income from sanctioned payment of $1.1 million upon the resolution of a legal dispute and interest income of $1.4 million.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Sales. Our net sales increased by 33.2% to $678.1 million for 2012, up from $509.1 million in 2011. Sales of the TCA segment increased by 33.2%.

In 2013, we operate and present only one business segment, TCA, because the FPC segment has been discontinued since the first quarter of 2013.

Overall sales increased by 33.2%. This was driven primarily by an increase of $240.7 million or 63.8% in sales of LCD modules.

Gross Profit. In terms of dollar value, our gross profit for 2012 increased by $38.2 million compared to 2011. Our gross margin increased to 10.1% in 2012 from 5.9% in 2011 mainly due to two factors. First, our gross margin increased because our sales increased significantly by 33.2% as a result of the beginning of mass production of high-resolution LCMs for smartphones at our Shenzhen manufacturing facilities in September 2012, while our overall overhead costs remained stable. Second, we changed our product mix by discontinuing certain sales orders that have had poor performance.

General and Administrative Expenses. Our general and administrative expenses increased to $20.7 million, or 3.1% of net sales, in 2012, from $16.8 million or 3.3% of net sales in 2011. The $3.9 million increase was mainly attributable to increases of $1.7 million of employee severance benefits and $0.4 million of salaries and benefit.

Selling Expenses. Our selling expenses in 2012 decreased to $1.5 million from $2.9 million in 2011 accounting for 0.2% and 0.6% of net sales for 2012 and 2011, respectively. The $1.4 million decrease was mainly attributable to the reduction in headcount of our marketing department.

Research and Development Expenses. Our research and development expenses in 2012 decreased to $0.7 million from $1.7 million in 2011 accounting for 0.1% and 0.3% of net sales for 2012 and 2011. The decrease was attributable to the reduction in headcount of the research and development department.

Other Income, Net. During 2012, our other income was $5.3 million compared to $7.4 million in 2011. The decrease was mainly attributable to less exchange gain in 2012 due to the degree of the appreciation of RMB was lower as compared to 2011.

Interest Income. Our interest income was $2.0 million, which decreased by $0.7 million from $2.7 million in 2011. The decrease was primarily due to the bank deposit interest rates of 2012 was lower than 2011.

Income Tax Expenses. We had an effective tax rate of about 29% and 14% on income before income taxes in 2012 and 2011 respectively. The increase of effective tax rate and income tax expenses was attributable to the increase of income before income tax.

Net Income. Net income increased to $37.4 million in 2012 from $13.6 million in 2011 as result of the increase in sales by 33.2% due to the beginning of mass production of high-resolution LCMs for smartphones at our Shenzhen manufacturing facilities in September 2012, while our overall overhead costs remained stable, in addition, changed our product mix by discontinuing certain sales orders that have had poor performance.

The following table sets forth, for the years indicated, net income (loss) by reportable segment expressed as a dollar amount and as a percentage of total net income:

	Year ended December 31,				2012 vs.
	2011		2012		2011
	Dollars (in thousands)	Percent	Dollars (in thousands)	Percent	Percent
TCA	$17,465	128.3%	$38,706	103.4%	121.6%
Corporate	$(3,857)	(28.3)%	$(1,273)	(3.4)%	n/a (1)

Net income from continuing operations	$13,608	100.0%	$37,433	100.0%	175.1%

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

In the TCA segment, net income was $38.7 million in 2012 compared to $17.5 million in 2011. This increase was principally due to a significant increase in sales by 33.2% as a result of the commencement of mass production of high-resolution LCMs for smartphones at our Shenzhen manufacturing facilities in September 2012, while the overall overhead costs remained stable. In addition, we changed our product mix by discontinuing certain sales orders due to a lack of customer orders.

Net loss in the corporate segment is mainly represented by corporate expenses which were not allocated to segments.

Liquidity and Capital Resources

Liquidity

We have financed our operations and met our cash flow obligations primarily from internally generated funds, the proceeds from the sale of our machinery and production lines in all our facilities we owned in PRC, and by selling our common stock.

We do not have other off-balance sheet financing arrangements, such as securitized receivables or access to assets through special purpose entities, which could act as sources of liquidity. Our primary uses of cash during the past three years have been to fund expansions of and upgrades to our manufacturing facilities and to fund increases in inventory and accounts receivable in years when our sales, inventories or accounts receivable have increased.

We had net working capital of $298.3 million at December 31, 2013 compared to net working capital of $278.2 million at December 31, 2012. The principal components of our working capital at December 31, 2013 and December 31, 2012 consisted of cash and cash equivalents, accounts receivables, inventories and assets held for sale. The increases in these components at December 31, 2013 from levels at December 31, 2012, primarily resulted from the increase in cash and time deposit by $62.6 million in 2013.

We currently believe that during 2014, our capital expenditures will be nil, subject to our Board’s decision to develop two parcels of land in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, which board meeting is scheduled in July 2014. We believe that our level of internal resources, which include cash and cash equivalents, fixed deposits maturing over three months, accounts receivable, and available borrowings under our credit facilities, and our working capital requirements is sufficient to maintain our business operations for at least the next twelve months. Should we desire to pursue acquisition opportunities or undertake additional significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. We cannot assure you that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.

The following table sets forth, for the years ended December 31, 2011, 2012 and 2013, selected consolidated cash flow information ($ in thousands):

	Year Ended December 31,
	2011	2012	2013
Net cash (used in) provided by operating activities	$(5,320)	$109,771	$82,042
Net cash used in investing activities	$(99,410)	$(66,928)	$(140,383)
Net cash used in financing activities	$(8,961)	$(4,163)	$(32,877)

Net (decrease) increase in cash and cash equivalents	$(113,691)	$38,680	$(91,218)

Net cash provided by operating activities for 2013 was $82.0 million. This consisted primarily of a $0.3 million consolidated net income, and $21.4 million of non-cash item depreciation and amortization and $35.0 million of impairment loss on fixed asset and land use right, a decrease in accounts receivable of $82.6 million, a decrease in inventories of $25.7 million, a decrease in prepaid expenses and other receivables of $21.7 million, and a decrease in net deferred tax asset of $4.5 million. Net cash provided by operating activities was partially offset by a decrease in accounts payable of $92.1 million and a decrease in accrued expenses and other payables of $8.9 million.

Net cash used in investing activities was $140.4 million for 2013, consisting primarily $3.7 million in capital expenditures, which were used mainly to expand our manufacturing capacity and purchase equipment and an increase of fixed deposits of $151.7 million maturing over three months.

Net cash used in financing activities was $32.9 million for 2013, representing a dividend payment to shareholders of the Company of $27.1 million, a decrease in bank loans of $4.8 million and a decrease in trust receipt loans of $3.6 million. Net cash used in financing activities was partially offset by $2.6 million proceeds from shares issued pursuant to an exercise of options.

Net cash provided by operating activities for 2012 was $109.8 million. This consisted primarily of a $66.9 million consolidated net income, and $26.1 million of non-cash item depreciation and amortization, an increase in accounts payable of $104.4 million and an increase in accrued expenses and other payables of $15.3 million and a decrease in net deferred tax asset of $5.5 million. Net cash provided by operating activities was partially offset by an increase in accounts receivable of $81.2 million, an increase in inventories of $25.1 million, and an increase in prepaid expenses and other receivables of $10.0 million.

Net cash used in investing activities was $66.9 million for 2012, consisting primarily of a $58.4 million in capital expenditures, which were used mainly to expand our manufacturing capacity and purchase equipment and land use right for our new manufacturing site in Wuxi and new project in Shenzhen and increase of fixed deposits of $15.0 million maturing over three months.

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

Net cash used in investing activities was $99.4 million for 2011, consisting primarily of a $59.9 million in capital expenditures, which were used mainly to expand our manufacturing capacity and purchase equipment for our new manufacturing site in Wuxi, increase in fixed deposits of $34.8 million maturing over three months and deposits paid for property, plant and equipment of $4.1 million.

Net cash used in financing activities was $9.0 million for 2011, representing a dividend payment to shareholders of the Company.

For the years ended December 31, 2011, 2012 and 2013, we had no guaranteed loans.

We had no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect our liquidity.

Capital Resources

As of December 31, 2013, we had $68.7 million in cash and cash equivalents and short-term deposits and $201.6 million of fixed deposits maturing over three months, compared with $157.8 million in cash and cash equivalents and short-term deposits and $49.8 million of fixed deposits maturing over three months, as of December 31, 2012.

As of December 31, 2013, we had in place $49.5 million of general banking facilities with financial institutions. The banking facility at December 31, 2013 will mature in April 2014. These banking facilities (which are not considered guaranteed loans) are secured by cross guarantee given by NTISZ together with Zastron Shenzhen or alone. As of December 31, 2013, we had $68.7 million in cash and cash equivalents and short-term deposits, $201.6 million of fixed deposits maturing over three months and available unused credit facilities of $49.5 million, which are sufficient to meet our business operations’ needs for the next 12 months.

As of December 31 2013, we had no long-term bank loans.

Our contractual obligations, including purchase obligations as of December 31, 2013 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments (in thousands) due by period
Contractual Obligations	Total	2014	2015 to 2016	2017 to 2018	After 2019
Other purchase obligations	22,461	22,461	—	—	—

Total	$22,461	$22,461	$—	$—	$—

With the exception of a requirement for PRC subsidiaries that about 11% of profits after tax be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends from the PRC once all taxes are paid and assessed and losses, if any, from previous years have been made good.

Impact of Inflation

Historically, inflation in China, where virtually all of our assets and employees are located, has had little impact on our business because we have been able to increase the price of our services and products to keep pace with inflation. However, in addition to the appreciation of the renminbi to the U.S. dollar, inflation in China has recently affected us significantly. China’s consumer price index, the broadest measure of inflation, rose 2.5% in January 2014 from the level in January 2013. The wages we pay our employees also increased substantially in 2013. At December 31, 2013, the average wage level of our direct labor workforce was approximately 9.2% higher than that at December 31, 2012. China’s overall economy and the average wage in the PRC are expected to continue to grow.

Continuing inflation and material increases in the cost of labor could diminish our competitive advantage. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.

Recent Changes in Accounting Standards

In March 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-05, “Foreign Currency Matters (Topic 830)”. The objective of this Update is to resolve the diversity inpractice about whether Subtopic 810-10, Consolidation—Overall, or Subtopic 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. This accounting standard update is effective prospectively for annual and interim periods beginning after December 31, 2013. The Company believes that its adoption of this Update will not have any material impact on its consolidated financial statements.

In April 2013, the FASB issued ASU 2013-07, “Presentation of Financial Statements (Topic 205), Liquidation of Accounting”. The amendments of this Update are being issued to clarify when an entity should apply the liquidation basis of accounting. The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis so accounting. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP except investment companies that are regulated under the Investment Company Act of 1940. The amendments are effective for entities that determine liquidation imminent during annual reporting periods beginning after December 15, 2013. The Company does not expect the adoption of this Update will have material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. The current practice Topic 740, “Income Taxes” does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The objective of this Update is to eliminate the diversity in practice in the presentation of unrecognized tax benefits. This accounting standard update is effective for fiscal years, and interim within those years, beginning after December 15, 2013, early adoption is permitted. The Company believes that its adoption of this Update will not have any material impact on its consolidated financial statements.

Research and Development

Our research and development expenditures were mainly comprised of salaries and benefits paid to our research and development personnel and primarily for the development of advanced manufacturing techniques to produce complex products on a mass scale and at a low cost. We expense our research and development costs as incurred. For the years ended December 31, 2011, 2012 and 2013 we incurred research and development expenses of approximately $1.7 million, $0.7 million and nil, respectively. In response to the adverse market conditions in 2013, our management has decided to halt capital investment into technology platforms that cannot produce steady income streams in order to minimize potential losses resulting from cancellation and fluctuation of orders by our customers.

Trend Information

In 2013, we discontinued our production operations of FPC and LCMs for tablets located primarily in our Wuxi manufacturing facilities at the end of March 2013 and June 2013, respectively, due to a lack of customer orders. In addition, due to a customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment, there is a strong likelihood that no reasonable profit margin can be gained anymore from continuing LCM production. After the final evaluation on the viability of our core business of LCM production, we have decided to formally cease our core business of LCM production at our Shenzhen manufacturing facilities by the end of April 2014 and sell all of our machinery and production lines in all our facilities thereafter. We expect the sales will be finalized around end of July 2014.

Upon the cessation of our core business of LCM production, our management intends to thoroughly focus our efforts on developing two parcels of property in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, by converting these two parcels of land into high-end commercial complexes. Upon the completion of development of these two parcels of land, we will become the landlord and manager of the commercial complexes and, as a result of which, our core business will be transformed from the EMS industry to property development and management. We project that the development of these two properties will each take approximately four years to complete following our board’s approval, which is scheduled in July 2014. During this development period, all overheads expenses, development costs and dividend will be funded from interest income together with our cash on hand and bank facilities, which we believe is sufficient.

Off-balance Sheet Arrangements

For 2013, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Managers

Our current directors and senior management, and their ages as of March 1, 2014, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries
Koo Ming Kown	69	Nam Tai’s Executive Chairman, Chief Financial Officer
Liu Pi Hao(1)	50	Nam Tai’s Chief Executive Officer (Acting)
Wang Shi Ping	60	Senior Operations President of Shenzhen Manufacturing
Peter R. Kellogg	71	Member of the Board of Directors
Dr. Wing Yan (William) Lo	53	Member of the Board of Directors
Charles Chu	57	Member of the Board of Directors
Mark Waslen	53	Member of the Board of Directors

(1)	Mr. Wang Lu Ping, the former Chief Executive Officer of Nam Tai resigned and Mr. Liu Pi Hao was appointed as the Chief Executive Officer (Acting) of Nam Tai effective on March 1, 2014.

Koo Ming Kown. (Year of Birth: 1944). Mr. Koo, a founder of the Nam Tai Group, currently serves as executive Chairman and Chief Financial Officer of Nam Tai. He has served in various senior executive and management positions of Nam Tai Group from our inception, including responsibilities for corporate strategy, finance and administration. He is also Chairman & Legal Representative of various PRC subsidiaries of Nam Tai. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970. Mr. Koo also received the Honorary Degree of Doctor of Social Science from the City University of Hong Kong in November 2013.

Liu Pi Hao. (Year of Birth: 1963). Mr. Liu currently serves as the Chief Executive Officer (Acting) of Nam Tai. He joined Nam Tai as a Production Assistant General Manager in Operations Department on November 15, 1999. During his 14 years tenure with Nam Tai, he served Nam Tai in various capacities, including Assistant General Manager of R&D, Assistant General Manager of Quality Department, Director & Vice General Manager of the GM Office, and Vice President of the Purchasing Department.

Wang Shi Ping. (Year of Birth: 1954). Mr. Wang is the Senior Operations President of Shenzhen Manufacturing. He joined Nam Tai as an engineer in the Engineering Department on June 10, 1991. During his 22 years service to Nam Tai, he sequentially served as the Manager of the Engineering Department, the Assistant Manager of the Production Department, the Vice General Manager of the General Management (“GM”) Office, the Directing Vice General Manager of the GM Office, the Operations Director of the GM Office, the Vice Operations President of the GM Office, and the Operations President of the Operations Department.

Peter R. Kellogg. (Year of Birth: 1942). Mr. Kellogg has served on our Board of Directors since June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg serves on our Compensation Committee and Nominating/Corporate Governance Committee. Mr. Kellogg is also a member of the board of the Ziegler Companies MFC Industrial and the U.S. Ski Team.

Dr. Wing Yan (William) Lo. (Year of Birth: 1961). Dr. Lo has served on our Board of Directors since July 8, 2003. From 1998 to 1999, Dr. Lo served as the Chief Executive Officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. From 2002 to 2006, Dr. Lo served as Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. Until mid-2009, Dr. Lo served as Vice Chairman and Managing Director of I.T. Limited, a Hong Kong retailer in the fashion apparel market with stores in the PRC, Taiwan, Macao, Thailand and Middle East, listed on the Main Board of the Hong Kong Stock Exchange. Dr. Lo is currently the Vice-Chairman of South China Media Group, the largest publication company in Hong Kong on magazine publication and print media. As an industry leader, SCM publishes monthly and weekly magazines of diversified interests ranging from fashion, lifestyle, entertainment, current affairs, finance to family with titles such as Jessica, Capital, CarPlus, Marie Claire, Esquire etc. Dr. Lo holds an M. Phil. and Ph.D. degrees from Cambridge University, England. He is also a governor of an independent school, the ISF Academy, as well as the Chairman of Junior Achievement Hong Kong. In 1998, Dr. Lo was appointed as a Hong Kong Justice of the Peace. In 2003, he was appointed as a Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating/Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.

Charles Chu. (Year of Birth: 1957). Mr. Chu originally served on our Board of Directors from November 1987 to September 1989. He was reappointed in November 1992 and has since served on our Board of Directors. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves as Chairman of our Compensation Committee and on our Audit Committee and Nominating/Corporate Governance Committee. Mr. Chu received his Bachelor’s of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.

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

Compensation of Directors and Management

Compensation on an Aggregate Basis

The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2013 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $4.0 million.

During the year ended December 31, 2013, we granted to our directors, under our stock option plan, options to purchase an aggregate of 60,000 of our common shares at an exercise price of $7.5 per share. The exercise price of the shares covered by the options granted during 2013 was equal to the fair market value of our shares on the date of grant. The closing price of our common stock on the date of grant, May 31, 2013, was $7.5, as reported on the NYSE. The options granted during 2013 expire on the third anniversary of their grant date in 2016.

During 2012, a director (Mr. Koo) and our management were granted options to purchase 600,000 and 831,000 shares of the Company, respectively. These options granted in 2012 are exercisable at $6.66 and $5.63 per share, respectively, and will lapse on April 30, 2016 and April 26, 2015, respectively. The options granted to Mr. Koo became exercisable in April 2013. Of the options granted to our senior management, 50% would become exercisable in 2013 and the remaining 50% will become exercisable after 2013. In January 2013, our senior management received the option certificates for the options that became exercisable.

Members of our senior management were eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Senior management is entitled to share up to 15% of the operating income, after tax, from the subsidiary in which they are employed for the year. In addition, members of our senior management are eligible to elect to receive stock options from our Stock Option Plans instead of receiving cash incentives. As mentioned above, during 2012, our management were granted options to purchase 831,000 shares of the Company and 50% of such options would become exercisable in 2013 and the remaining 50% will become exercisable after 2013. Members of our senior management have elected to receive the options granted to them in January 2013 and forfeited the cash incentives for year 2012, and have indicated their willingness to forfeit the cash incentives for year 2013 and receive the remaining options granted to them when such options become exercisable after 2013.

We pay our directors $4,000 per month for their services as directors, and $1,000 per meeting attended in person and $700 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.

According to the local laws and regulations of Shenzhen, China, prior to July 2006, we were required to contribute 8% to 9% of the stipulated salaries of our staff that worked in Shenzhen to retirement benefit schemes to fund retirement benefits for our employees. After July 2006, the applicable percentages were adjusted to 10% to 14%. In Wuxi, we are required to contribute 20% of our staff’s salaries to help fund retirement benefits for our employees. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, or MPF, scheme, a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. The MPF is available to all employees aged 18 to 64 and with at least 60 days of service at Nam Tai in Hong Kong. We contribute 5% of the employee’s income. The maximum income for contribution purposes per employee is $3,000 per month. Staff members are entitled to 100% of the Company’s contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong at the end of employment contracts.

The cost of our contributions to the staff retirement plans in Hong Kong and China amounted to approximately $2.3 million, $3.9 million and $2.5 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Compensation on an Individual Basis*

Directors Compensation

The following table presents the total compensation paid to each of our non-management directors during 2013:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Peter R. Kellogg	52,200	28,200	—	80,400
Charles Chu	57,500	28,200	—	85,700
Dr. Wing Yan (William) Lo	55,500	28,200	—	83,700
Mark Waslen	55,700	28,200	—	83,900

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees.
(2)	Consists of the US$ amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.

*	Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this Report and plan to do so in our proxy statement for our 2014 Annual Meeting of Shareholders (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefore promulgated under the Securities Exchange Act of 1934). See ITEM 3. Key Information of this Report under the heading “Risk Factors – Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections and information afforded to investors”. By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this Report or in our proxy statement, we are not undertaking any duty, and investors and others reviewing this Report should not expect, that we will continue to make such disclosures in any future Reports or in our proxy statements as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this Report may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this Report do not necessarily comply with the applicable requirements therefore under Form 10-K or Regulation 14A and this Report does not contain all disclosures required by ITEM 11 of Form 10-K or ITEM 8 of Schedule 14A of Regulation 14A.

Options Granted During the Year and Held by Directors, at December 31, 2013

Our policy is to grant to non-employee directors on an annual basis, upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. Accordingly, in May 2013, each of our non-employee directors was granted options to purchase 15,000 shares (a total of 60,000 shares for all of our non-employee directors) at an exercise price of $7.5 and they are exercisable immediately. These options lapse three years from the date of grant.

Compensation on an Individual Basis — Executive Officers

The following table sets forth a summary of the compensation which we (including our subsidiaries) paid during 2013 to Mr. Koo and our three other highest paid executive officers during 2013 who were serving at December 31, 2013.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)		Other comp. and benefits ($)(2)		Total ($)
Koo Ming Kown	2013	1,666,672	(3)	1,135,632	(4)	2,802,304
Nam Tai’s Executive Chairman, Chief Financial Officer	2012	850,528	(3)	607,756	(4)	1,458,284
	2011	851,625	(3)	318,287	(4)	1,169,912

Wang Lu Ping(5)	2013	291,395		71,359		362,754
Former Chief Executive Officer of Nam Tai	2012	286,206		35,512		321,718
	2011	93,453		31,556		125,009

Liu Pi Hao(6)	2013	194,263		52,717		246,980
Chief Executive Officer (Acting) of Nam Tai	2012	172,042		21,575		193,617
	2011	150,468		2,047		152,515

Wang Shi Ping	2013	198,252		36,564		234,816
Senior Operations President of Shenzhen Manufacturing	2012	184,946		16,278		201,224
	2011	170,460		41,187		211,647

(1)	Consists of the basic salary earned by the named executive officers during the year indicated. Cash compensation included in the table was paid to Nam Tai’s senior executives in HK$ and RMB, respectively and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.75, $1.00:RMB6.18 for 2013 and $1.00:HK$7.76 and $1.00:RMB6.30 for 2012, $1.00:HK$7.75 and $1.00:RMB6.43 for 2011 respectively.

(2)	To the extent applicable to the named individual, consists of amounts paid for housing, golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums, bonus and fees for annual physical examination. The value of stock options is not included.
(3)	Mr. Koo was appointed as Nam Tai’s Chief Financial Officer effective March 1, 2009. Prior to March 1, 2009, Mr. Koo served on Nam Tai’s Board of Directors as Non-executive Chairman of the Board and since March 1, 2009 has served as Executive Chairman of the Board. Mr. Koo’s salary for serving as Nam Tai’s Chief Financial Officer during 2010, 2011 and 2012 was $1.00 per month. Effective October 1, 2010, in addition to his duties as Nam Tai’s Chief Financial Officer, Mr. Koo was appointed as President of NTEEP, his salary for serving as Nam Tai’s Chief Financial Officer was confirmed at $1.00 per month and his salary for serving as President of NTEEP at approximately $1.7 million in 2013 and $0.9 million in 2012 and 2011.
(4)	“All other compensation and benefits” for 2013 includes fees for annual physical examination, $0.9 million share options to purchase an aggregate of 600,000 of our common shares at an exercise price of $6.66 per share, which became vested in April 2013 and $0.2 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2013, but was paid to Mr. Koo in January 2014. “All other compensation and benefits” for 2012 includes insurance premiums and fees for annual physical examination, $0.2 million in housing allowance provided for Mr. Koo, $0.3 million share options to purchase an aggregate of 600,000 of our common shares at an exercise price of $6.66 per share and $0.1 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2012, but is payable to Mr. Koo in February 2013. “All other compensation and benefits” for 2011 includes insurance premiums and fees for annual physical examination, $0.2 million in rent charges paid for housing provided for Mr. Koo and $0.1 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2011, but is payable to Mr. Koo in February 2012.
(5)	Rejoined in September 2011 and resigned from the position of Chief Executive Officer of Nam Tai effective on March 1, 2014.
(6)	Appointed as Chief Executive Officer (Acting) of Nam Tai effective on March 1, 2014.

Retirement Benefits

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund. The following table provides amount of contributions that the Company has made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

Name	Number of years of credited Service		Value at December 31, 2013 of Accumulated Benefits ($)	Company Payments During 2013 ($)
Koo Ming Kown	39.0	(1)	N/A	N/A
Wang Lu Ping(2)	12.3		N/A	N/A
Liu Pi Hao(3)	14.1		N/A	N/A
Wang Shi Ping	22.6		N/A	N/A

(1)	Prior to October 2010, Mr. Koo’s services as our employee were for Nam Tai Electronics, Inc., the ultimate parent, and as such he is not eligible under Hong Kong’s Mandatory Provident Retirement Fund. Accordingly, no contributions have been made for Mr. Koo. Although he was appointed President of our subsidiary, NTEEP, effective October 1, 2010, contributions are not required for Mr. Koo under Hong Kong’s Mandatory Provident Retirement Fund because he is over 65 years old.
(2)	Rejoined in September 2011 and resigned from the position of Chief Executive Officer of Nam Tai effective on March 1, 2014.
(3)	Appointed as Chief Executive Officer (Acting) of Nam Tai effective on March 1, 2014.

Options Held by Executive Officers at January 31, 2014

Stock Options of Directors and Management

The following table provides information concerning the options owned by our current management and directors as of January 31, 2014.

Name	Number of common shares subject to option	Exercise price ($)	Expiration Date
Koo Ming Kown	600,000	6.66	April 30, 2016

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

Corporate Governance Guidelines

We have adopted a set of corporate governance guidelines which are available on our website at http://www.namtai.com/investors#investors/corporate_governance.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders also may request a free copy of our corporate governance guidelines in print form by making a request to:

Kenneth Lau, Group Financial Controller

Telephone: (852) 2341 0273

Facsimile: (852) 2263 1001

e-mail: shareholder@namtai.com

NYSE Listed Company Manual Disclosure

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that there are no significant ways in which our corporate governance standards differ from those followed by U.S. domestic companies under NYSE listing standards.

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

We have adopted the directors’ independence criteria as established by NYSE Corporate Governance Rules Section 303A.02.

An Independent Non-Executive Director (“INED”) is an individual:

•	who has no material relationship with the Company as affirmatively determined by the Board;

•	who is not nor has been within the last three years immediately prior to the date of his appointment as an INED an employee of the Company, provided, however, employment as an interim Chairman of the Board or Chief Executive Officer or other executive officer of the Company shall not disqualify a director from being considered independent following that employment;

•	whose immediate family members(1) are not, nor have been within the last three years immediately prior to the date of his appointment as an INED, an executive officer of the Company;

•	who, or whose immediate family members(1), have not received greater than $0.1 million in direct compensation from the Company, other than directors’ and committees’ fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continuous service), during any twelve-month period within the last three years immediately prior to the date of his appointment as an INED;

•	who is neither a partner nor an employee of the internal or external audit firm of the Company and within the last three years immediately prior to the date of his appointment as an INED was neither a partner nor an employee of such firm and personally worked on the Company’s audit during that time;

•	none of whose immediate family members(1) is (a) a current partner of the internal or external audit firm of the Company or (b) a current employee of the internal or external audit firm of the Company and personally works on the Company’s audit;

•	none of whose immediate family members(1) have been, within the last three years immediately prior to the date of his appointment as an INED, partners or employees of the internal or external audit firm and personally worked on the Company’s audit during that time; and

•	who, or whose immediate family members(1), are not, nor within the last three years immediately prior to the date of his appointment as an INED, employed as an executive officer of another company in which any of the Company’s present executives at the same time serves or served on that company’s compensation committee; and

•	who is not an employee of, or whose immediate family members(1) are not executive officers of, a company that has made payments to, or received payments from, the Company for property or services in an amount which in any of the three fiscal years prior to his appointment as an INED, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

(1)	An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers- and father-in-law, sons-and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home.

Audit Committee

The primary duties of our Audit Committee are reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of independent registered public accounting firm, the scope of annual audits, the fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm and accounting practices.

Our Audit Committee consists of three independent non-executive directors, Messrs. Waslen and Chu and Dr. Lo. Mr. Waslen serves as the Chairman of the Audit Committee as a “financial expert”.

Compensation Committee

The primary duties of our Compensation Committee are to recommend (1) the compensation of the our Board of Directors; (2) compensation of any directors who are executives of the Company and the chief executive officer with reference to achievement of corporate goals and objectives established in the previous year; (3) compensation of other senior management if required by the Board; and (4) equity-based and incentive compensation programs of the Company.

Our Compensation Committee consisted of four independent non-executive directors in 2013: Messrs. Chu, Waslen, Kellogg and Dr. Lo. Mr. Chu serves as the Chairman of the Compensation Committee.

Nominating/Corporate Governance Committee

The primary duties of our Nominating/Corporate Governance Committee consist of (1) assisting the Board by actively identifying individuals qualified to become Board members consistent with criteria approved by the Board; (2) recommending to the Board the director nominees for election at the next annual meeting of stockholders, the member nominees for the Audit Committee, Compensation Committee and the Nominating/Corporate Governance Committee on an annual basis; (3) reviewing and recommending to the Board whether it is appropriate for such director to continue to be a member of the Board in the event that there is a significant change in the circumstance of any director that would be considered detrimental to the Company’s business or his/her ability to serve as a director or his/her independence; (4) reviewing the composition of the Board on an annual basis; (5) recommending to the Board a succession plan for the chief executive officer and directors, if necessary; (6) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; (7) establishing criteria to be used in connection with the annual self-evaluation of the Nominating/Corporate Governance Committee; and (8) developing and recommending to the Board and administering the corporate governance guidelines of the Company.

Our Nominating/Corporate Governance Committee consists of four independent non-executive directors: Messrs. Chu, Waslen and Kellogg and Dr. Lo. Dr. Lo serves as the Chairman of the Nominating/Corporate Governance Committee.

Stock Options of Directors and Management

During 2013, our non-employee directors were each granted options to purchase 15,000 shares of the Company. These options (a total of 60,000 options) and an aggregate of remaining balance of the 86,500 options granted in 2011 and 2012 but not yet exercised by our directors (a total of 146,500) were outstanding and held by our directors as of January 31, 2014. The options granted in 2011 are exercisable at $5.92 per share, and will lapse on June 9, 2014. With the exception of Mr. Koo’s options, which will expire on April 30, 2016, the options granted in 2012 are exercisable at $5.34 per share and will lapse on June 5, 2015. The options granted in 2013 are exercisable at $7.5 per share and will lapse on May 31, 2016.

During 2012, a director (Mr. Koo) and our management were granted options to purchase 600,000 and 831,000 shares of the Company, respectively. These options granted in 2012 are exercisable at $6.66 and $5.63 per share, respectively, and will lapse on April 30, 2016 and April 26, 2015, respectively. The options granted to Mr. Koo to purchase 600,000 shares of the Company became exercisable in April 2013. Of the options granted to our senior management, 50% would become exercisable in 2013 and the remaining 50% will become exercisable after 2013. In January 2013, our senior management received the option certificates for the options that became exercisable.

Share Ownership of Directors and Management

For information regarding the numbers and percentage ownership of our shares, see ITEM 7. Major Shareholders and Related Party Transactions – Shares and Options Ownership of Directors, Management and Principal Shareholders.

Employee Stock Option Plans

We have two stock option plans, our amended 2001 stock option plan and our 2006 stock option plan. The 2006 stock option plan was approved by the Board on February 10, 2006 and approved by shareholders at our 2006 Annual Meeting of Shareholders.

Under either the amended 2001 stock option plan or the 2006 stock option plan, the terms and conditions of individual grants may vary subject to the following: (1) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (2) the term of incentive stock options may not exceed ten years from the date of grant; (3) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to our share capital and necessary to preserve the intrinsic value of the granted options; and (4) every non-employee director automatically receives on an annual basis upon their election to the Board of Directors at the annual shareholders’ meeting, options to purchase 15,000 common shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant.

At January 31, 2014, we had options outstanding to purchase 146,500 shares, 1,025,500 shares and 12,000 shares held by four non-employee directors, one director and management and, one external consultant, respectively. Under our existing stock option plans, options to purchase 1,101,869 shares were available for future grant. The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed with the SEC as Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the SEC on June 12, 2006. Amendments to our stock options were included with our form 6-K furnished to the SEC on November 13, 2006.

Employees

The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2011, 2012 and 2013.

		At December 31,
Geographic Location	Main Activity	2011	2012	2013
Shenzhen, PRC
	Manufacturing	2,910	4,565	2,662
	Research and development	63	17	8
	Quality control	252	337	250
	Engineering	119	157	109
	Administration	297	194	119
	Marketing	51	18	6
	Support(1)	134	186	121

	Total Shenzhen	3,826	5,474	3,275
Wuxi, PRC
	Manufacturing	886	893	—
	Research and development	26	4	—
	Quality control	197	207	—
	Engineering	72	81	3
	Administration	70	118	21
	Marketing	18	7	—
	Support(1)	105	101	—

	Total Wuxi	1,374	1,411	24
Hong Kong
	Administration	6	8	6

	Total Hong Kong	6	8	6
	Total Employees	5,206	6,893	3,305

(1)	Employees categorized in “support” include personnel engaged in procurement, customs, shipping and warehouse services.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Shares and Options Ownership of Directors, Senior Management and Principal Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of January 31, 2014, by each person (or group within the meaning of Section 13(d) (3) of the Exchange Act) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management:

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	6,495,000	(2)	14.3%
I.A.T. Reinsurance Syndicate Ltd.	5,774,800	(2)	12.8%
Koo Ming Kown	5,842,786	(3)	12.7%
Charles Chu	29,000	(4)	*
Wing Yan (William) Lo	30,000	(5)	*
Mark Waslen	55,000	(6)	*

*	Less than 1%.
(1)	Percentage of ownership is based on 45,272,735 common shares outstanding as of January 31, 2014. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days of January 31, 2014 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Mr. Kellogg directly holds 6,450,000 common shares and indirectly, through I.A.T. Reinsurance Syndicate Ltd., holds 5,774,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of the shares held by I.A.T. Reinsurance Syndicate Ltd. Mr. Kellogg also holds options to purchase 45,000 shares, which he received in 2011, 2012 and 2013 as a director of Nam Tai.
(3)	Mr. Koo beneficially owned 5,242,786 common shares jointly with Ms. Cho Sui Sin, Mr. Koo’s wife. Mr. Koo also holds options to purchase 600,000 shares.
(4)	Includes options to purchase 26,500 shares.
(5)	Represents options to purchase 30,000 shares.
(6)	Includes options to purchase 45,000 shares.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly through January 31, 2014.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of January 31, 2014, there were approximately 577 holders of record of our common shares. According to information provided to us by our transfer agent, 564 holders of record with addresses in the United States held 39,977,322 of our common shares at January 31, 2014.

The following table reflects the percentage ownership of our common shares during the last three years ended January 31 by shareholders who beneficially owned 5% or more of our common shares during that period:

	Percentage Ownership(1)
	2012		2013	2014
Peter R. Kellogg(2)	13.3%		14.4%	14.3%
I.A.T. Reinsurance Syndicate Ltd.	11.7%		12.9%	12.8%
Koo Ming Kown	11.7%		11.7%	12.7%
Kahn Brothers LLC	5.5	%(3)	6.4%	6.1%

(1)	Based on 45,272,735 common shares outstanding on January 31, 2014. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days of January 31, 2014 have been considered outstanding for the purpose of computing the percentage of our outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Includes shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg disclaims beneficial ownership. Mr. Kellogg also holds options to purchase 45,000 shares, which he received in 2011, 2012 and 2013 as a director of Nam Tai.
(3)	Based on a Schedule 13G filed with the SEC by the beneficial holder on February 11, 2013 for its shareholding during the year ended December 31, 2012.

The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of the Company.

Certain Relationships and Related Party Transactions

During 2012, Mr. Koo was granted options to purchase 600,000 shares of the Company at an exercise price of $6.66 per share. According to the option certificates, the options granted to Mr. Koo during 2012 will expire on April 30, 2016.

During the year ended December 31, 2013, we paid tax of $2.3 million on behalf of a director of the Company and a former director of a subsidiary. The amount was recorded as other receivables. For more information, please refer to ITEM 8. Financial Information – Legal Proceedings – Notices of Alleged Personal Liability for Additional Taxes Against Former Directors and Officers for Signing NTTC’s Tax Returns”.

ITEM 8.	FINANCIAL INFORMATION

Financial Statements

Our consolidated financial statements are included this Form 20-F in the F pages following page 71.

Legal Proceedings

On May 17, 2013, a class action lawsuit was filed in the United States District Court for the Southern District of New York by several shareholders of Nam Tai against Nam Tai and two of its executives. The class action lawsuit, however, was voluntarily dismissed by the plaintiffs, with prejudice in January 2014. No payment or consideration of any kind was made by neither Nam tai or any of its directors in connection with the dismissal. We are not currently a party to any material legal proceedings other than routine litigation incidental to our business and we believe that there are no material legal proceedings pending that involve our property.

Tax Disputes with Hong Kong Inland Revenue Department Since the fourth quarter of 2007, several of our inactive subsidiaries have been involved in tax disputes relating to tax years 1996 and later years with the Inland Revenue Department of Hong Kong, (the “HKIRD”), the income tax authority of the Hong Kong Government. These disputes are discussed sequentially below.

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

Further, NTGM (as defined below) has on August 14, 2012 appointed Mr. John Robert Lees and Mr. Mat Ng of JLA Asia Limited (formerly known as John Lees Associates) as the Joint and Several Receivers (and Managers) (the “Receivers”) of all the properties charged by NTTC as chargor in favour of NTGM under the Debenture and the Mortgage both dated December 30, 2003. A Deed of Appointment of the Joint and Several Receivers (and Managers) (the “Deed of Appointment”) and a Deed of Indemnity, both dated August 14, 2012, have been executed accordingly. The Deed of Appointment has been registered in the Land Registry of Hong Kong against 13 plots of land which are charged by NTTC in favour of NTGM under the said Mortgage.

As requested by the Joint and Several Liquidators, an initial interview was held on January 31, 2013 between the directors of NTGM and the Joint and Several Liquidators, in which the Joint and Several Liquidators confirmed that all the assets of NTTC have been taken over by the Receivers.

The Shatin Magistrates’ Court upon the application of the Registrar of Companies issued a Summons to NTGM dated December 28, 2012 (which was heard on April 16, 2013) due to the delay in the registration of the Notification of Mortgagee Entering into Possession of Property (Form M3) by the Receivers. NTGM pleaded guilty to the charge and was fined approximately $258, which was duly paid on April 19, 2013.

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

(ii) The taxation process is completed. The total taxed costs as certified by the Registrar are approximately $5,008 plus post-judgment interest.

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

(ii) The taxation process is completed. The total taxed costs as certified by the Registrar are approximately $4,859 plus post-judgment interest.

(c) NTT has received demand letters from the HKIRD demanding payments of judgment debts mentioned in paragraphs 3(a) and (b) above. On January 14, 2014, NTT received a letter from the HKIRD demanding payment of the judgment debt referred to in paragraph 3(b) above, plus costs and interest.

Expected Dispositions of Tax Disputes with Inactive or Dormant Subsidiaries

HKIRD has not accepted the explanations that it was necessary for these subsidiaries to perform their individual functions for the whole Nam Tai group and therefore the management fees paid by the Company by contract to support and finance all the necessary overhead expenses of these subsidiaries (not located in Hong Kong) to contribute to the operations representing the administration and finance departmental functions from Vancouver, Canada for the whole group under the corporate structure at that time were not regarded as necessary expenses by HKIRD.

Since it is believed that it will be difficult for these subsidiaries to continue cooperating with HKIRD in the future, if the Company discontinues financing these subsidiaries, they will be forced to liquidate in due course. As these subsidiaries do not conduct any operations and have been inactive or dormant for some time, and have either assets of limited book-value or no assets, Nam Tai believes that there should be no material impact from these proceeding on the Company’s financial condition, liquidity or results of operations. Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.

Notices of Alleged Personal Liability for Additional Taxes Against Former Directors and Officers for Signing NTTC’s Tax Returns

In addition to the legal cases against the inactive or dormant subsidiaries of the Company discussed above, in January 2011, the HKIRD issued two Notices of intention to assess additional taxes separately and personally against two former directors and officers of NTTC in the amounts of approximately $1.5 million for the taxable years 1996/1997 and 1999/2000 and $0.7 million for the taxable year 1997/1998 (the “Notices”). The taxable years involved in the controversy date from 13 to 15 years ago and initial advice received from the Company’s tax advisor is that it is very rare for tax authorities to seek to attach personal liability on directors in this situation.

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

The Department of Justice of Hong Kong (representing the Commissioner of Inland Revenue of Hong Kong (the “Commissioner”)) sent to the solicitors representing the two former directors a letter dated December 31, 2012 stating that the Commissioner had considered all the written representations submitted by the two former directors and decided that there was no basis to withdraw the Notices. The Commissioner would proceed to assess the two former directors additional tax assessments under Section 82A of the Inland Revenue Ordinance.

On April 26, 2013, the Commissioner issued three Notices of Assessment and Demand for Additional Tax against the two former directors in the total amount of approximately $2.3 million (the “Assessment Notices”), assessing one of them to additional tax by way of penalty in the sum of approximately $1.6 million (approximately $0.8 million in respect of the year 1996/1997 and approximately $0.8 million in respect of the year 1999/2000) and assessing the other former director to additional tax by way of penalty in the sum of approximately $0.7 million in respect of the year 1997/1998.

The two former directors lodged an appeal to the Board of Review of the HKIRD against the Assessment Notices (the “BOR Appeal”) on May 24, 2013. The BOR Appeal is scheduled to be heard from January 26, 2015 to January 30, 2015.

On May 27, 2013, the Company paid on behalf of the two former directors the additional tax as required under the Assessment Notices.

On July 22, 2013, the two former directors filed a notice of application for leave to apply for judicial review with the Court of First Instance (“CFI”) in respect of the Commissioner’s decision to issue the Assessment Notices (“Decision”). The CFI declined the application on 21 August 2013.

On September 2, 2013, the two former directors filed a notice of appeal with the Court of Appeal to apply for an order that the Decision be quashed on the basis that it was ultra vires the Commissioner’s powers under the Inland Revenue Ordinance and, alternatively, for an order that leave be granted to apply for judicial review of the Decision. The hearing before the Court of Appeal is scheduled to take place on May 30, 2014.

At this time, Nam Tai is unable to assess the potential impact of these proceedings on the Company. However, the Company may be required to indemnify and defend this matter for the former directors and officers. If forced to defend, the Company plans to do so vigorously.

Nam Tai maintains a Directors’ and Officers’ Liability Insurance for certain claims or liabilities that may arise by reason of the status or service of its directors and officers (“the Policy”). Nam Tai has informed the insurance carriers of the Policy about the HKIRD’s Notices against NTTC’s two former directors. So far, the insurance carriers have raised no objection to the Notices constituting a claim under the terms of the Policy and have reimbursed Nam Tai for the legal costs and other expenses incurred by Nam Tai for defending the Notices. After the Additional Assessment Notices had been issued, the Insurers were informed of the same. The Insurers refused to reimburse for the additional tax under the Additional Assessment Notices and the associated legal costs and expenses incurred in both the BOR Appeal and the CA Appeal. Therefore, NTEI and the two former directors have commenced arbitration against the Insurers under the Policy on October 18, 2013 by issuing a Notice of Arbitration to claim for reimbursement of the additional tax and the legal costs and expenses of both the BOR Appeal and the CA Appeal. The insurers filed their Response to Notice of Arbitration on December 24, 2013. The parties are now in the process of appointing the arbitrators.

NTEI took out a new Directors’ and Officers’ Liability Insurance Policy with a new insurer for the year 2013.

Export Sales

The following table reflects the approximate percentages of our net sales to customers by geographic area, based upon product delivery location, for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
Geographic Areas	2011	2012	2013
Japan	73%	86%	92%
Hong Kong	14%	11%	7%
Europe	6%	2%	1%
United States	6%	—	—
Others	1%	1%	—

	100%	100%	100%

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

As announced on November 5, 2012, the Company set payment of quarterly dividends for 2013 of $0.15 per quarter. All quarterly dividends scheduled for payment in 2013 were paid as scheduled.

On November 4, 2013, following its review of our financial results for the first nine months of 2013, our Board of Directors assessed our continuing improvement, the prevailing global economic conditions and the prospects of recovery, our operating income, current and estimated future cash, cash flow and capital expenditure requirements, and decided to pay quarterly dividends in 2014 according to the Schedule set forth below:

Dividends declared for 2014
Quarterly Payment	Record Date	Period Scheduled	Dividend per share
Q1 2014	December 31, 2013	before January 31, 2014(1)	$0.02
Q2 2014	March 31, 2014	before April 30, 2014	0.02
Q3 2014	June 30, 2014	before July 31, 2014	0.02
Q4 2014	September 30, 2014	before October 31, 2014	0.02

Total for full year 2014			$0.08

(1)	Dividends for Q1 2014 were paid on January 17, 2014.

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

The following table sets forth the total cash dividends and dividends per share we have declared during each of the five years ended December 31:

	Year ended December 31,
	2009	2010	2011	2012	2013
Total dividends declared (in thousands)	$—	$8,961	$12,545	$26,882	$3,622
Regular dividends per share	$—	$0.20	$0.28	$0.60	$0.08
Total dividends per share	$—	$0.20	$0.28	$0.60	$0.08

ITEM 9.	THE LISTING

Our shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the symbol “NTE”.

The following table sets forth the highest and lowest closing sales prices for our shares for each of the quarters in the year period ended December 31:

	2011			2012			2013
	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)
1st Quarter	$8.08	$6.21	112,281	$6.75	$4.86	105,690	$16.01	$11.60	678,237
2nd Quarter	6.55	5.21	91,990	6.05	4.75	97,033	13.76	5.55	704,297
3rd Quarter	6.01	4.75	57,100	11.47	5.77	647,651	8.79	5.57	640,439
4th Quarter	6.29	4.50	109,284	16.37	10.00	704,163	8.69	6.79	484,561

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

The following table sets forth the highest and lowest closing sale prices of our shares for the five years ended December 31:

Year ended December 31,	High	Low	Average Daily Trading Volume(1)
2009	$6.16	$2.83	174,327
2010	6.82	4.07	113,831
2011	8.08	4.50	92,445
2012	16.37	4.75	388,504
2013	16.01	5.55	626,068

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

The following table sets forth the highest and lowest closing sale prices of our shares during each of the most recent six months in the period ending February 28, 2014:

Month ended	High	Low	Average Daily Trading Volume(1)
September 30, 2013	$8.70	$7.61	547,365
October 31, 2013	8.19	6.84	333,496
November 30, 2013	8.69	6.99	611,400
December 31, 2013	7.60	6.79	529,214
January 31, 2014	7.78	5.30	559,710
February 28, 2014	6.19	5.47	310,216

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of January 31, 2014, we had 45,272,735 common shares outstanding.

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

The following summarizes certain of the Regulations from our Articles of Association, included in our Charter:

•	Regulation 53 provides that a director may be counted as part of the quorum with respect to any contract or arrangement in which the director is materially interested or makes with the Company;

•	Regulation 46 allows the directors to vote on their compensation for their service as directors;

•	Regulation 62 provides that the directors may by resolution exercise all of the Company’s powers to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever we borrow money or as security for any of our debts, liabilities or obligations or those of any third party. These borrowing powers can be altered by an amendment to the Articles;

•	Regulation 78 allows us to deduct from any shareholder’s dividends amounts owed to us by that shareholder;

•	Regulation 8(b) provides that we can redeem shares at fair market value from any shareholder against whom we have a judgment debt;

•	Regulation 5(a) provides that the Company’s registered shares may be certificated or uncertificated and shall be entered in the register of members of the Company and registered as they are issued;

•	Regulation 7 provides that without prejudice to any special rights previously conferred on the holders of any existing shares, any of our shares may be issued with such preferred, deferred or other special rights or such restrictions, with respect to dividends, voting, return of capital or otherwise as the directors may from time to time determine;

•	Regulation 9 provides that if at any time our capital stock is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation;

•	Regulations 22 through 26 and under applicable BVI law provide that directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of shareholders holding more than 30% of the votes of our outstanding voting shares. Other than providing, if requested, reasonable proof of a holder’s status as a holder of our shares as of the applicable record date, there is no condition to the admission of a shareholder or his or her proxy holder to our meetings of shareholders.

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

On April 3, 2013, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. entered into a Banking Facilities Letter with China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to RMB300 million (replacing the Bank Facilities Letters entered into between Zastron Electronic (Shenzhen) Co., Ltd and China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch on January 13, 2012).

On April 3, 2013, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. entered into a supplemental agreement and guaranty related Banking Facilities with China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch for Zastron Electronic (Shenzhen) Co., Ltd. to change the purpose for bank loan of up to RMB300 million which was guaranteed by Namtai Investment (Shenzhen) Co., Ltd (replacing the supplemental agreement and guaranty related Banking Facilities with China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch for Zastron Electronic (Shenzhen) Co., Ltd. to change the purpose for bank loan of up to RMB300 million which was guaranteed by Namtai Investment (Shenzhen) Co., Ltd on December 11, 2012 and March 29, 2012).

On April 3, 2013, Nam Tai’s subsidiary, Namtai Investment (Shenzhen) Co., Ltd. signed a guaranty in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch in relation to the RMB300 million banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd. (replacing a guaranty signed in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch in relation to the RMB300 million banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd on January 13, 2012).

Exchange Controls

There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai’s securities or on the conduct of our operations in Hong Kong, Cayman Islands or the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our subsidiaries in China, with the exception of a requirement that 10% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.

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

The U.S. federal income tax treatment of a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds our common shares will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership investing in our common shares should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the acquisition, ownership and disposition of the shares.

Distributions on Our Common Shares

If you are a U.S. Holder of common shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally may not apply to you—instead, see “PFIC Considerations” below. Otherwise, generally, the gross amount of any cash distribution or the fair market value of any property distributed that you receive with respect to our common shares will be subject to tax as ordinary income to the extent such distribution does not exceed our current or accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. Such income will be included in your gross income on the date of receipt. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States. We anticipate that requirement (ii) will be met here. A qualified foreign corporation for purposes of the reduced rate does not, however, include a PFIC. Thus, U.S. Holders should consult their tax advisors regarding the availability of the reduced rate of taxation applicable to any dividends the Company pays with respect to the shares. To the extent any distribution exceeds our E&P, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as capital gain. Because we are not a United States corporation, a dividends-received deduction generally will not be allowed to corporations with respect to dividends paid by us.

We believe we were not a PFIC for 2013 and, based on our current operations, assets and market conditions for our shares, which we cannot anticipate, we may be a PFIC for 2014—see “PFIC Considerations” below and the discussion of certain PFIC issues in “Risk Factors” above. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” may not be available for 2014.

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

Certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock are required U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the Company’s shares.

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

A precise determination of the Company’s PFIC status for 2010, 2011, 2012 and 2013 would require a valuation of all our assets at each quarter end during each of these years. On the assumption that (i) cash and cash equivalents are passive assets and (ii) our market capitalization plus total liabilities may be considered a proxy for our total assets, a calculation based on the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we exceeded the 50% passive asset threshold for each of 2010 and 2011 but not for 2012 and 2013. As a result, we believe we were a PFIC for U.S. federal income tax purposes for 2010 and 2011 but not for 2012 and 2013. However, the PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2010, 2011, 2012, 2013 or currently in 2014, and we do not intend to make such a determination as we believe that our management and financial resources can be better deployed in other aspects of our business.

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

If during any taxable year of a U.S. Holder ending on or after December 31, 2013 such U.S. Holder owns our common shares and we are a PFIC in such year, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company (generally with the U.S. Holder’s federal income tax return for that year), unless a de minimis exception applies. U.S. Holders are urged to consult their tax advisors regarding their annual filing requirements.

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

Generally, a U.S. shareholder in a PFIC must file IRS Form 8621 for each tax year in which that shareholder owns shares in the PFIC, including such information as is required concerning (1) recognition of gain on a direct or indirect disposition of a PFIC stock; (2) receipt of certain distributions from a PFIC; or (3) the making of reportable elections with regard to the PFIC. In addition, in connection with the 3.8% tax previously discussed, shareholders of a PFIC may be required to file information with the IRS with regard to their ownership of shares in the PFIC even in the absence of any of the above described gains, distributions, or elections.

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

Documents on Display

We are subject to the information requirements of the Exchange Act, and, in accordance with the Exchange Act, we file annual reports on Form 20-F within four months of our fiscal year end, and submits other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

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

We sell a majority of our products in U.S. dollars and pay for our material components in U.S. dollars, Hong Kong dollars, and RMB. We pay labor costs and overhead expenses in RMB, the currency of China (the basic unit of which is the yuan) and Hong Kong dollars and Japanese yen.

Hong Kong Dollar

The exchange rate of Hong Kong dollars to U.S. dollars has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00, through the currency-issuing banks in Hong Kong and, accordingly, has not in the past presented a currency exchange risk. This could change in the future.

Chinese Renminbi

Approximately 5% of our total costs and expenses and 1% of our material costs in 2013 were in RMB. The appreciation of the RMB against U.S. dollars in 2013 has increased our costs when translated into U.S. dollars and could adversely affect our margin. The following chart shows the percentage of our total costs and expenses paid in RMB during the years ended December 31, 2011, 2012 and 2013, respectively:

In 2009, the exchange rate of the RMB to U.S. dollars was relatively stable. At the end of 2011, the RMB had further appreciated by 4.5% as compared to the year end of 2010. At the end of 2012, the RMB had further appreciated by 1.2% as compared to the year end of 2011. At the end of 2013, the RMB had further appreciated by 2.8% as compared to the year end of 2012.

If the RMB had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2013, which was used in preparing our audited consolidated financial statements as of and for the year ended December 31, 2013, our net asset value, as presented in U.S. dollars, would have been reduced by $2.9 million and $14.3 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $2.9 million and $14.3 million, respectively. Had rates of the RMB been 10% higher relative to the U.S. dollar during 2013, our operating expenses would have increased $3.6 million as a result of net assets denominated in RMB as of December 31, 2013. For additional information regarding the fluctuation of the exchange rate of the RMB to the U.S. dollar, please see the discussion regarding the RMB to U.S. dollar exchange rate in ITEM 5. Operating and Financial Review and Prospects – Impact of Foreign Currency Fluctuations.

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

During 2013, we entered into foreign currency forward contracts to partially offset the foreign currency exchange gains and losses for transactions denominated in non-functional currencies. The gain (loss) recognized in other income and expense for foreign currency forward contracts not designated as hedging instruments was not significant during 2013. See also ITEM 11. Quantitative and Qualitative Disclosures About Market Risk – Currency Fluctuations and Foreign Exchange Risks in this Report.

Currencies included in Cash and Cash Equivalents and Fixed Deposits Maturing Over Three Months

The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents and fixed deposits maturing over three months on our balance sheets at December 31, 2012 and 2013:

	As of December 31
Currencies included in cash and cash equivalents and fixed deposits maturing over three months	2012	2013
	(In thousands)
United States dollars	$103,991	$14,354
Chinese renminbi	77,768	255,863
Japanese yen	521	1
Hong Kong dollars	25,382	54

Total US$ equivalent	$207,662	$270,272

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves, Trust Receipt loans and short-term borrowings are subject to interest rate changes. Cash on hand of $255.3 million as of December 31, 2013 was invested in term deposits. As such, interest income will fluctuate with changes in interest rates. During 2013, we had $4.9 million in interest income.

As of December 31, 2012 and 2013, we had utilized approximately $14.5 million and nil of our credit facilities, including $4.9 million and nil in short term notes payable, $4.8 million and nil in short-term bank borrowings, $3.6 million and nil in short term Trust Receipt loans, $1.2 million and nil in foreign currency forward contracts, respectively, resulting in minimal interest rate risk.

As of December 31, 2012 and 2013, we had no long-term bank loan.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable to Nam Tai.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable to Nam Tai.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable to Nam Tai.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of its Chief Executive Officer (Acting) and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer (Acting) and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to our management, including our Chief Executive Officer (Acting) and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, including our Chief Executive Officer (Acting) and Chief Financial Officer, does not expect that our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our management, including its Chief Executive Officer (Acting) and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, our management, including its Chief Executive Officer (Acting) and Chief Financial Officer, concluded that, as of December 31, 2013, our internal control over financial reporting was effective based on these criteria.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Moore Stephens, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:

We have audited the internal control over financial reporting of Nam Tai Electronics, Inc. and its subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheet as of December 31, 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the financial statement schedules listed in Schedule 1, and our report dated March 14, 2014 expressed an unqualified opinion thereon.

/s/ Moore Stephens

Moore Stephens

Certified Public Accountants

Hong Kong

March 14, 2014

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during the year ended December 31, 2013, the period covered by this Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16 A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that one member of the Audit Committee, Mark Waslen, qualifies as an “audit committee financial expert” as defined by Item 407(d)(5)(ii) of Regulation S-K, adopted pursuant to the Exchange Act. For information concerning Mr. Waslen’s education and experience by which he acquired the attributes qualifying him as an audit committee financial expert, please see the description of Mr. Waslen’s background in ITEM 6. Directors and Senior Management— Directors and Senior Managers of this Report.

Mr. Waslen is “independent” as that term is defined in the Listed Company Manual of the NYSE.

ITEM 16 B.	CODE OF ETHICS

We have adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which also applies to our principal executive officers and to its principal financial and accounting officers. The Code of Ethics has been revised to apply to all employees as well. A copy of the revised Code of Ethics is attached as Exhibit 11.1 to this Report on Form 20-F. This code has been posted on our website, which is located at http://www.namtai.com/investors#investors/corporate_governance.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders may request a free copy in print form from:

Kenneth Lau, Group Financial Controller

Unit 1201, 12th Floor, Tower 1, Lippo Centre

89 Queensway, Admiralty, Hong Kong

Telephone: (852) 2341 0273

Facsimile: (852) 2263 1001

e-mail: shareholder@namtai.com

ITEM 16 C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Moore Stephens has served as our independent registered public accounting firm for the years ended December 31, 2012 and 2013, for which audited consolidated financial statements appeared in this Report on Form 20-F. Each year our Audit Committee of the Board of Directors selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. It is currently expected that the Audit Committee will select Moore Stephens as our independent registered public accounting firm for 2014 and that our Board of Directors will propose at the Annual Meeting of Shareholders to be held in 2014 that Moore Stephens be ratified as our independent registered public accounting firm for 2014.

The following table presents the aggregate fees for professional services and other services rendered by Moore Stephens to us in 2012 and 2013, respectively (dollars in thousands).

	Year ended December 31
	2012	2013
Audit Fees(1)	$479	$418
Audit-related Fees(2)	—	—
Tax Fees(3)	2	4
All other fees(4)	—	—

Total	$481	$422

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns.
(4)	Includes all other products and services the independent public accounting firm provided to the Company.

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

During 2012 and 2013, 100% and 100%, respectively, of the total audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. Our audit also included the financial statement schedules listed in Schedule 1. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2013, and the results of its operations and its cash flows for each of three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2014 expressed an unqualified opinion thereon.

/s/ Moore Stephens

Moore Stephens
Certified Public Accountants
Hong Kong
March 14, 2014

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

	Year Ended December 31,
	2011	2012	2013
Net sales(1)	$509,124	$678,113	$855,847
Cost of sales	(479,037)	(609,875)	(788,212)

Gross profit	30,087	68,238	67,635

General and administrative expenses(2)	(16,779)	(20,739)	(33,317)
Selling expenses	(2,886)	(1,483)	(462)
Research and development expenses	(1,709)	(716)	—
Impairment loss on goodwill	(2,951)	—	—

Total operating expenses	(24,325)	(22,938)	(33,779)

Other operating income	—	—	1,609

Income from operations	5,762	45,300	35,465
Other income, net	7,366	5,283	11,955
Interest income	2,676	2,038	4,939

Income before income tax	15,804	52,621	52,359
Income tax expense	(2,196)	(15,188)	(11,143)

Income from continuing operations, net of income tax	13,608	37,433	41,216
(Loss) income from discontinued operations, net of income tax	(13,103)	29,488	(40,919)

Consolidated net income attributable to Nam Tai(3) shareholders	505	66,921	297
Other comprehensive income	—	—	—

Consolidated comprehensive income attributable to Nam Tai(3) shareholders	$505	$66,921	$297

Basic earnings per share:
Basic earnings per share from continuing operations	$0.30	$0.83	$0.91
Basic (loss) earnings per share from discontinued operations	$(0.29)	$0.66	$(0.90)

Basic earnings per share	$0.01	$1.49	$0.01

Diluted earnings per share:
Diluted earnings per share from continuing operations	$0.30	$0.83	$0.90
Diluted (loss) earnings per share from discontinued operations	$(0.29)	$0.65	$(0.89)

Diluted earnings per share	$0.01	$1.48	$0.01

(1)	The net sales have excluded the sales from the discontinued operations of $93,193, $493,997 and $47,086 for the years ended December 31, 2011, 2012 and 2013, respectively.
(2)	General and administrative expenses include employee severance benefits of $180, $1,877 and $14,017 for the years ended December 31, 2011, 2012 and 2013, respectively.
(3)	“Nam Tai” refers to Nam Tai Electronics, Inc.

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

	December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$157,838	$68,707
Fixed deposits maturing over three months	49,824	201,565
Accounts receivable, less allowance for doubtful accounts of nil and $2,119 at December 31, 2012 and 2013, respectively	101,666	70,917
Derivative financial instrument	99	—
Inventories	46,732	30,493
Prepaid expenses and other receivables	21,143	5,908
Finance lease receivable —current	3,583	3,921
Deferred tax assets—current	444	—
Income tax recoverable	169	—
Assets held for sale	—	45,423
Current assets of discontinued operations	168,532	2,364

Total current assets	550,030	429,298

Property, plant and equipment, net	64,226	49,076
Finance lease receivable —non current	8,553	4,987
Land use rights	11,218	10,951
Deferred tax assets—non current	1,690	—
Other assets	327	107

Total assets	$636,044	$494,419

LIABILITIES AND EQUITY
Current liabilities:
Notes payable	$395	—
Accounts payable	141,271	95,303
Accrued expenses and other payables	33,428	28,860
Dividend payable	26,882	3,622
Income tax payable	2,688	3,010
Current liabilities of discontinued operations	67,209	234

Total current liabilities	271,873	131,029

Deferred tax liabilities—non current	1,379	—

Total liabilities	273,252	131,029

Equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 44,803,735 and 45,272,735 shares as at December 31, 2012 and 2013, respectively)	448	453
Additional paid-in capital	287,602	291,731
Retained earnings	74,750	71,214
Accumulated other comprehensive loss	(8)	(8)

Total Nam Tai shareholders’ equity	362,792	363,390

Total liabilities and equity	$636,044	$494,419

Commitments and contingencies (Note 19)

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2011	44,803,735	$448	$286,943	$46,751	$(8)	$334,134
Equity-settled share-based payment	—	—	112	—	—	112
Consolidated net income	—	—	—	505	—	505
Cash dividends declared ($0.28 per share)	—	—	—	(12,545)	—	(12,545)

Balance at December 31, 2011	44,803,735	$448	$287,055	$34,711	$(8)	$322,206
Equity-settled share-based payment	—	—	547	—	—	547
Consolidated net income	—	—	—	66,921	—	66,921
Cash dividends declared ($0.60 per share)	—	—	—	(26,882)	—	(26,882)

Balance at December 31, 2012	44,803,735	$448	$287,602	$74,750	$(8)	$362,792
Shares issued on exercise of options	469,000	5	2,593	—	—	2,598
Equity-settled share-based payment	—	—	1,536	—	—	1,536
Consolidated net income	—	—	—	297	—	297
Cash dividends declared ($0.08 per share)	—	—	—	(3,622)	—	(3,622)
Cash dividend paid	—	—	—	(211)	—	(211)

Balance at December 31, 2013	45,272,735	$453	$291,731	$71,214	$(8)	$363,390

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Consolidated net income	$505	$66,921	$297

Adjustments to reconcile consolidated net income to net cash (used in) provided by operating activities:
Depreciation and amortization	16,068	26,133	21,355
Impairment loss on goodwill	2,951	—	—
Allowance (reversal) for inventories	83	1,282	(526)
Provision (reversal) for goods return	—	402	(402)
Allowance for doubtful accounts	5	45	2,158
Loss (gain) on disposal of property, plant and equipment	231	(810)	(3,096)
Gain on disposal of idle property, plant and equipment	—	—	(1,352)
Loss on disposal of other assets	—	—	366
Impairment loss on fixed assets and land use rights	—	—	34,955
Loss (gain) on derivative financial instruments	—	57	(580)
Share-based compensation expenses	112	547	1,536
Loss on liquidation of a subsidiary	—	—	235
Unrealized exchange gain	(4,134)	(648)	(2,087)
(Increase) decrease in deferred income taxes	(2,538)	5,460	4,498
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(298)	(81,245)	82,633
(Increase) decrease in inventories	(2,881)	(25,064)	25,671
(Increase) decrease in prepaid expenses and other receivables	(14,207)	(10,030)	21,656
Decrease (increase) in income tax recoverable	105	(169)	169
Increase (decrease) in notes payable	268	4,005	(4,273)
(Decrease) increase in accounts payable	(1,535)	104,385	(92,137)
Increase (decrease) in accrued expenses and other payables	4,173	15,340	(8,891)
(Decrease) increase in income tax payable	(4,228)	3,160	(143)

Total adjustments	(5,825)	42,850	81,745

Net cash (used in) provided by operating activities	$(5,320)	$109,771	$82,042

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2011	2012	2013
Cash flows from investing activities:
Purchase of property, plant and equipment and land use rights	$(59,858)	$(58,444)	$(3,653)
(Increase) decrease in deposits for purchase of property, plant and equipment	(4,066)	4,543	—
Increase in other assets	(713)	—	—
(Payments for) cash received from derivative financial instruments	—	(156)	679
Proceeds from disposal of property, plant and equipment and other assets	52	264	9,752
Proceeds from disposal of idle property, plant and equipment	—	—	1,352
Cash received from finance lease receivable	—	1,864	3,228
Increase in fixed deposits maturing over three months	(34,825)	(14,999)	(151,741)

Net cash used in investing activities	$(99,410)	$(66,928)	$(140,383)

Cash flows from financing activities:
Cash dividends paid	$(8,961)	$(12,545)	$(27,093)
Proceeds from shares issued on exercise of options	—	—	2,598
Proceeds from (repayment of) Trust Receipt loans	—	3,558	(3,558)
Proceeds from (repayment of) bank loans	—	4,824	(4,824)

Net cash used in financing activities	$(8,961)	$(4,163)	$(32,877)

Net (decrease) increase in cash and cash equivalents	$(113,691)	$38,680	$(91,218)
Cash and cash equivalents at beginning of year	228,067	118,510	157,838
Effect of exchange rate changes on cash and cash equivalents	4,134	648	2,087

Cash and cash equivalents at end of year	$118,510	$157,838	$68,707

Supplemental schedule of cash flow information:
Interest paid	$—	$278	$97
Income taxes paid	$7,136	$8,464	$10,232
Non-cash investing activities:
Increase (decrease) in construction cost funded through accrued expenses and other payables	$16,629	$(12,296)	$(3,342)

See accompanying notes to consolidated financial statements

NAM TAI ELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	Company Information

Nam Tai Electronics, Inc. and subsidiaries (the “Company” or “Nam Tai”) is an electronics manufacturing and design services provider to a selected group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Through its electronics manufacturing services operations, the Company manufactures electronic components and sub-assemblies, including flexible printed circuit board (“FPCB”), FPCB subassemblies, Thin Film Transistor display (TFT-LCD) modules, image sensors modules and printed circuit board assemblies. These components, modules and subassemblies are used in numerous electronic products including mobile phones, digital cameras, electronic toys, and automobile. The Company also manufactures finished products, including mobile phone accessories and home entertainment products.

The Company was founded in 1975 and moved its manufacturing facilities to the People’s Republic of China (“PRC”) in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, PRC in order to capitalize on opportunities offered in Southern PRC. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands (“BVI”) in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). The Company’s principal manufacturing and design operations are based in Shenzhen, approximately 30 miles from Hong Kong. Its PRC headquarters are located in Shenzhen. Some of the subsidiaries’ offices are located in Hong Kong, which provide them access to Hong Kong’s infrastructure of communication and banking facilities. The Company’s principal manufacturing operations are conducted in the PRC. The PRC resumed sovereignty over Hong Kong effective July 1, 1997, and, politically, Hong Kong is an integral part of the PRC. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements mean the PRC and all of its territories excluding Hong Kong.

In 2011, the Company operated in two reportable segments –Telecommunication Components Assembly (“TCA”) and Consumer Electronics and Communication Products (“CECP”).

In 2012, the CECP segment fell below the threshold and it was combined with the TCA segment. The Company’s business was then separated into TCA and Flexible Printed Circuit (“FPC”) segments. Since the first quarter of 2013, the FPC segment has been discontinued and only one TCA segment still existed.

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

Our earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Derivative financial instruments are adopted to prudently manage foreign currency exchange rates and not for the purpose of creating speculative positions. Derivatives that we use are primarily foreign currency forward contracts which are either recorded as either assets or liabilities at fair value. Any gains or losses derived from derivative financial instruments are recognized in the consolidated statement of comprehensive income.

(e)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. The standard cost of work-in-progress and finished goods comprises direct materials, labor and manufacturing overheads. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

For the Company’s FPC and TCA reporting units, the Company orders inventory from its suppliers based on firm customer orders for products that are unique to each customer. The inventory is utilized in production as soon as all the necessary components are received. The only reason that inventory would not be utilized within six months is if a specific customer deferred or canceled an order. As the inventory is typically unique to each customer’s products, it is unusual for the Company to be able to utilize the inventory for other customers’ products. Therefore, the Company’s policy is to negotiate with the customer for the disposal of such inventory that remains unused for six months. The Company does not generally write down its inventories as usually, the customers are held to their purchase commitments. However, there are cases where customers are contractually obligated to purchase the unused inventory from the Company, but the Company may elect not to immediately enforce such contractual right for business reasons. In this connection, the Company will consider writing down these inventory items which remained unused for over six months at the Company’s own cost. Prior to writing down, management would determine if the inventory can be utilized in other products.

(f)	Finance lease receivable

Finance lease receivable is derived from sales of property, plant and equipment and is comprised of the minimum lease payments due on the direct financial lease. From April 1, 2012, monthly interest income has been recognized in the consolidated statement of comprehensive income based on principal balance of $14,000 at an annual interest rate of 10%.

(g)	Property, plant and equipment and land use rights

Property, plant and equipment and land use rights are recorded at cost and include interest on funds borrowed to finance construction, if applicable. For the years ended December 31, 2011, 2012 and 2013, interest of $13, nil and nil was capitalized, respectively. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment and land use rights are included in the consolidated statement of comprehensive income.

The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to non-governmental entities. All of the Company’s leasehold land in Hong Kong have leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.

All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are classified as land use rights in the consolidated balance sheet. They are amortized on a straight-line basis over the respective term of the right to use the land. The land use right certificate in respect of the land in Wuxi with carrying amount of $3,834 has been issued by the relevant government authority in the PRC on March 4, 2014.

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

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. In 2011, the Company operated in two reporting units, which are its reportable segments of TCA and CECP. If business conditions or other factors cause the profitability and cash flows of a segment to decline, the Company may be required to record impairment charges for goodwill at that time. The goodwill impairment review is a two-step process in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-20 “Goodwill”. First step consists of a comparison of the fair value of a reporting unit with its carrying value. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows method. If the carrying amount of a reporting unit exceeds its fair value, second step requires the fair value of the reporting unit to be allocated to all of the assets and liabilities (including any unrecognized intangible assets) of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment loss is recognized which is equal to the excess of the carrying amount over the fair value.

(h)	Goodwill — continued

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

Impairment loss on goodwill of the CECP reporting unit of $2,951 was identified and recognized in 2011. Goodwill has been fully impaired since December 31, 2011.

(i)	Impairment or disposal of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360 “Property, Plant and Equipment”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

Long-lived assets to be disposed of are stated at the lower of fair value or carrying value. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred. In view of the sustained level of the Company’s stock price during 2011 and our resulting market capitalization throughout 2011 at a level below our recorded book value at December 31, 2011, in accordance with FASB ASC 360 “Property, Plant and Equipment”, the Company conducted a review of Nam Tai’s long-lived assets for potential impairment.

In 2011, management assessed and determined that there were no events or changes in circumstances to indicate that the carrying amounts of long-lived assets in Nam Tai’s Shenzhen facilities were not recoverable and there were no impairment tests conducted with respect to those assets. However, in view of the continuous operating losses and negative cash flows in Nam Tai’s Wuxi facilities, the Company assessed the impairment of its long-lived assets used in the Wuxi facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated that the carrying amounts of the Company’s long-lived assets at December 31, 2011 were less than the undiscounted cash flows.

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

In 2013, in view of the cessation of the core business of Liquid Crystal Display Modules (“LCM”) production in Shenzhen, which is classified as TCA segment, by the end of April 2014, the Company assessed the impairment of its long-lived assets used in the Shenzhen facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets at December 31, 2013 were less than the undiscounted cash flows.

No impairment was recognized in respect of the Company’s long-lived assets for the years ended December 31, 2011, 2012 and 2013.

A loss of $34,955 was recognized to write down the long-lived assets to their fair values upon reclassification to assets held for sale.

(j)	Assets held for sale

Long-lived assets or asset groups that are part of a disposal group that meets the criteria to be classified as held for sale are not assessed for impairment but rather if fair value, less cost to sell, of the disposal group is less than its carrying value a loss is recorded against the disposal group.

(k)	Accruals and provisions for loss contingencies

The Company makes provisions for all loss contingencies when information available prior to the issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.

For provisions or accruals related to litigation, the Company makes provisions based on information from legal counsels and the best estimation of management. The Company assesses the potential liability for the significant legal proceedings in accordance with FASB ASC 450 “Contingencies”. FASB ASC 450 requires a liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of the contingency may differ from the Company’s estimates. If the contingency is settled for an amount greater than the estimate, a future charge to income would result. Likewise, if the contingency is settled for an amount that is less than our estimate, a future credit to income would result.

(l)	Revenue recognition

The Company recognizes revenue when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	Price to the customer is fixed or determinable; and

•	Collectability is reasonably assured.

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

(m)	Shipping and handling costs

Shipping and handling costs are classified as cost of sales for materials purchased and selling expenses for those costs incurred in the delivery of finished products. During the years ended December 31, 2011, 2012 and 2013, shipping and handling costs classified as costs of sales were $366, $227 and $14, respectively. During the years ended December 31, 2011, 2012 and 2013, shipping and handling costs classified as selling expenses were $428, $301 and $104, respectively.

(n)	Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products and are expensed as incurred.

(o)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were nil, $348 and $1 for the year ended December 31, 2011, 2012 and 2013, respectively.

(p)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see Note 16) are charged to the consolidated statement of comprehensive income as incurred.

(q)	Income taxes

Deferred income taxes are provided using the asset and liability method in accordance with FASB ASC 740 “Income Taxes”. Under this method, deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the consolidated financial statements or the expected date of reversal of the timing differences. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

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

(r)	Foreign currency transactions and translations

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

The functional currencies of the Company and its subsidiaries include the U.S. dollar and the Hong Kong dollar. The financial statements of all subsidiaries are translated in accordance with FASB ASC 830 “Foreign Currency Matters”.

All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

(s)	Earnings per share

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

(t)	Stock options

The Company has two stock-based employee compensation plans, as more fully described in Note 14(b). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models. If the award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(u)	Use of estimates

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

(v)	Comprehensive loss

Accumulated other comprehensive loss represents principally foreign currency translation adjustments and is included in the consolidated statement of changes in equity.

(w)	Fair value of financial instruments

The Company follows FASB ASC 820 “Fair Value Measurements and Disclosures” to measure its assets and liabilities.

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

As of December 31, 2012 and 2013, the Company did not have any non financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements, at least annually, on a recurring basis.

(x)	Concentration of other risk

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

(y)	Recent changes in accounting standards

In March 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-05, “Foreign Currency Matters (Topic 830)”. The objective of this Update is to resolve the diversity in practice about whether Subtopic 810-10, Consolidation—Overall, or Subtopic 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. This accounting standard update is effective prospectively for annual and interim periods beginning after December 31, 2013. The Company believes that its adoption of this Update will not have any material impact on its consolidated financial statements.

(y)	Recent changes in accounting standards — continued

In April 2013, the FASB issued ASU 2013-07, “Presentation of Financial Statements (Topic 205), Liquidation of Accounting”. The amendments of this Update are being issued to clarify when an entity should apply the liquidation basis of accounting. The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis so accounting. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP except investment companies that are regulated under the Investment Company Act of 1940. The amendments are effective for entities that determine liquidation imminent during annual reporting periods beginning after December 15, 2013. The Company does not expect the adoption of this Update will have material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. The current practice in FASB ASC 740, “Income Taxes” does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The objective of this Update is to eliminate the diversity in practice in the presentation of unrecognized tax benefits. This accounting standard update is effective for fiscal years, and interim within those years, beginning after December 15, 2013. Early adoption is permitted. The Company believes that its adoption of this Update will not have any material impact on its consolidated financial statements.

3.	Inventories

Inventories consist of the following:

At December 31,	2012	2013
Raw materials	$30,914	$20,580
Work-in-progress	11,189	8,647
Finished goods	4,629	1,266

	$46,732	$30,493

4.	Derivative Financial Instrument

Starting from 2012, the Company entered into foreign currency forward contracts to partially offset the foreign currency exchange gains and losses for transactions denominated in non-functional currencies. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons including, but not limited to, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Company’s derivatives that are not designated as hedging instruments are adjusted to fair value through consolidated statement of comprehensive income to which the derivative relates. The gain (loss) recognized in other income and expense for foreign currency forward contracts not designated as hedging instruments was not significant during 2012 and 2013. No foreign currency forward contract was outstanding as of December 31, 2013.

The following table shows the notional principal amount of the Company’s outstanding derivative instrument, its credit risk amount and its fair value associated with outstanding or unsettled derivative instrument as of December 31, 2012 and 2013.

4.	Derivative Financial Instrument — continued

	2012
	Notional principal	Credit risk amount	Fair value of derivatives not designated as hedge instrument
Instruments not designated as accounting hedge:
Foreign currency forward contract (1)	$12,200	$99	$99

2013
	Notional principal	Credit risk amount	Fair value of derivatives not designated as hedge instrument
Instruments not designated as accounting hedge:
Foreign currency forward contract (1)	$—	$—	$—

(1)	The fair value is measured using Level 2 fair value inputs and is recorded as current assets in the consolidated balance sheet.

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

5.	Finance Lease Receivable

Contractual maturities on finance lease receivable are as follows:

Years ending December 31,	Contractual maturities
2014	$3,921
2015	3,939
2016	1,048

Total	$8,908

6.	Assets Held for Sale

The Company has fully discontinued its production in Wuxi by the end of June 2013 due to sustained losses generated from FPC production and a lack of customers for LCM for tablets. Hence, management intends to sell all long-lived assets in Wuxi plant and thus reclassified these long lived assets as assets held for sale with carrying value of $43,385. The sales are expected to be finalized in 2014. In addition, a subsidiary of the Company has entered into sales and purchase contracts with third parties mainly in November 2013 for assets with a carrying value of $2,038. The sales are expected to be finalized by the end of March 2014. Assets held for sale comprise the following:

At December 31,	2013
At net book value:
Land	$4,215
Buildings	18,784
Machinery and equipment	19,625
Leasehold improvements	2,429
Others	370

Total	$45,423

7.	Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

At December 31,	2012	2013
At cost:
Buildings	$55,156	$54,557
Machinery and equipment	41,239	41,338
Leasehold improvements	13,044	16,821
Furniture and fixtures	3,782	506
Automobiles	288	179
Tools and molds	111	120

Total	113,620	113,521
Less: accumulated depreciation	(76,698)	(64,479)

	36,922	49,042
Construction in progress	27,304	34

Net book value	$64,226	$49,076

Depreciation expenses were $5,240, $7,929 and $12,781 for the years ended December 31, 2011, 2012 and 2013, respectively.

8.	Goodwill

A summary of the changes in the carrying value of goodwill, by reporting unit, is as follows:

CECP reporting unit
At January 1, 2011	$2,951
Impairment loss recognized during the year	(2,951)

At December 31, 2011, 2012 and 2013	—

In 2011, the Company performed an impairment test for goodwill by comparing the fair value of the CECP reporting unit with its carrying amount, including goodwill. The fair value of the CECP reporting unit was determined using a discounted cash flow methodology, based on a discount rate of 8.17% and expected future cash flows provided by management. As there were only two customers left in the CECP segment, the future cash flows were significantly reduced, therefore, the fair value of the CECP reporting unit was less than its carrying value (including goodwill) as of December 31, 2011. The Company further performed step 2 of the impairment test and allocated the fair value of the CECP reporting unit to all assets and liabilities, and to any unrecognized intangibles, as if the CECP reporting unit had been acquired at December 31, 2011. As the implied fair value of goodwill was zero, an impairment loss of $2,951 was recognized in 2011. Goodwill has been fully impaired since December 31, 2011.

9.	Investments in Subsidiaries

Subsidiaries	Place of Incorporation	Principal activity	Percentage of Ownership as at December 31,
			2012	2013
Consolidated principal subsidiaries:
Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	Cayman Islands	Investment holding	100%	100%
Nam Tai Holdings Limited (“NTHL”)	BVI	Investment holding	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”) (1)	Hong Kong	In liquidation	100%	—
J.I.C. Enterprises (HK) Ltd. (“JICE”) (2)	Hong Kong	Inactive	100%	100%
Namtai Investment (Shenzhen) Co., Ltd. (“NTISZ”)	PRC	Investment holding	100%	100%
Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”)	PRC	Manufacturing and trading	100%	100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”)	PRC	Manufacturing and trading	100%	100%

(1)	NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013.
(2)	NTHL acquired a 100% equity interest in JICE for a consideration of HK$1.00 on August 2, 2012, which was incorporated in February 1983 in Hong Kong. JICE’s issued share capital amounted to HK$500,000, which is made up of 500,000 ordinary shares of HK$1 each. The primary reason for the acquisition was for re-organization.

10.	Retained Earnings and Reserves

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the distribution of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Please refer to Note 17 for further details of the New Law. The New Law became effective from January 1, 2008. Prior to the enactment of the New Law, when dividends were paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $350,256 and $353,270 as of December 31, 2012 and 2013, respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

11.	Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

At December 31,	2012	2013
Accrued salaries	$3,404	$13,821
Accrued bonus	3,346	221
Accrued tooling and equipment charges	865	141
Accrued professional fees	2,287	1,262
Construction payable	4,850	319
Advance received from customers	16,644	10,821
Others	2,032	2,275

	$33,428	$28,860

12.	Bank Loans and Banking Facilities

The subsidiaries of the Company have credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2012 and 2013, these facilities totaled $176,256 and $49,505, of which $161,794 and $49,505 were unused at December 31, 2012 and 2013, respectively. The banking facility at December 31, 2013 will mature in April 2014. Interest rates are generally based on the banks’ usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review. The banking facilities are secured by cross guarantee given by NTISZ together with Zastron Shenzhen or alone.

13.	Discontinued Operations

In 2012, the Company decided to exit its LCDP (“Liquid Crystal Display Product”) business which produced LCD modules. The operation of this LCDP business ceased in December 2012.

In 2013, after the final evaluation on the viability of its core business of LCM and FPC production, the Company decided to exit its FPC operation by the end of March 2013 as it has been generating losses since initial production, and production operation of LCMs for tablets by the end of June 2013 due to a lack of customer orders. These productions were located primarily in Wuxi.

Assets of $43,385 have been classified as assets held for sale (Note 6) and are expected to be sold within 2014.

13.	Discontinued Operations — continued

Summarized financial information for our discontinued operations is as follows:

	2011	2012	2013

Net sales	93,193	493,997	47,086

(Loss) income before income tax	(14,767)	31,315	(37,259)
Income tax credit (expense)	1,664	(1,827)	(3,660)

(Loss) income from discontinued operations, net of income tax	(13,103)	29,488	(40,919)

Accounts receivable		54,003	—
Inventories		8,906	—
Prepaid expense and other receivables		8,813	2,364
Deferred tax assets		3,743	—
Property, plant and equipment, net		87,329	—
Land use rights		5,314	—
Other assets		424	—

Total assets		168,532	2,364

Notes payable		3,878	—
Accounts payable		46,169	—
Trust Receipt loans		3,558	—
Accrued expenses and other payables		8,304	234
Short term bank borrowings		4,824	—
Income tax payable		476	—

Total liabilities		67,209	234

Net assets of discontinued operations		101,323	2,130

14.	Equity

(a)	The Company has only one class of common shares authorized, issued and outstanding.

(b)	Stock Options

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

In February 2012, the Board of Directors approved the grant of stock options to a director of the Company. The number of stock options to be granted will range from 200,000 to 600,000, which is determined by achievement of a 6% to 10% return on total shareholders’ equity as at December 31, 2011 in the 12 month period from April 1, 2012 to March 31, 2013.

14.	Equity — continued

(b)	Stock Options — continued

In April 2012, the Board of Directors approved the grant of stock options to employees of the Company. The number of stock options to be granted will range from 277,000 to 831,000, which is determined by achievement of a 6% to 10% return on total shareholders’ equity as at December 31, 2011 in the 9 month period from April 1, 2012 to December 31, 2012.

In June 2012, a service contract was entered into with a consultant commencing from July 2, 2012, for a consideration of 12,000 share options for a term of two years.

A summary of stock option activity during the three years ended December 31, 2013 is as follows:

	Number of options	Weighted average exercise price	Weighted average fair value per option	Aggregate intrinsic value
Outstanding and exercisable at January 1, 2011	120,000	$4.43	$1.24
Granted	60,000	$5.92	$1.87

Outstanding and exercisable at December 31, 2011	180,000	$4.93	$1.45
Granted	1,503,000	$6.03	$1.26
Expired	(60,000)	$4.41	$0.89

Outstanding and exercisable at December 31, 2012	1,623,000	$5.97	$1.29
Granted	60,000	$7.50	$1.88
Exercised	(469,000)	$5.54	$1.13
Expired	(30,000)	$4.45	$1.58

Outstanding and exercisable at December 31, 2013	1,184,000	$6.26	$1.62	$1,046

Exercisable at December 31, 2013				$419
Expected to vest after December 31, 2013				$627

Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the fiscal period in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

Details of the options granted by the Company in 2011, 2012 and 2013 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period	Weighted remaining contractual life in months
In 2011
60,000	100% vested at date of grant	$5.92	June 10, 2011 to June 9, 2014	5.3

In 2012
600,000	100% vested in April 2013	$6.66	April 1, 2013 to April 30, 2016*	28.0
831,000	50% vested in January 2013 and 50% will vest after 2013 at the time when the option certificates are issued to the grantees	$5.63	January 1, 2013 to April 26, 2015	15.9
60,000	100% vested at date of grant	$5.34	June 6, 2012 to June 5, 2015	17.2
12,000	1,000 shares monthly from August 1, 2012	$5.95	August 1, 2012 to July 31, 2014	7.0

In 2013
60,000	100% vested at date of grant	$7.50	May 31, 2013 to May 31, 2016	29.0

*	Exercisable period modified in 2013

14.	Equity — continued

(b)	Stock Options — continued

There was approximately nil, $1,340 and $201, respectively, of unrecognized compensation expense related to non-vested stock options granted under the Company’s option plan at December 31, 2011, 2012 and 2013. The total amount of recognized compensation expenses in 2011, 2012 and 2013 was $112, $547 and $1,536, respectively.

The above summarizes information about stock options outstanding at December 31, 2013. 768,500 stock options are exercisable as of December 31, 2013.

The total fair value of shares vested during fiscal years ended December 31, 2011, 2012 and 2013 was $112, $66 and $1,765, respectively.

The weighted average remaining contractual life of the stock options outstanding at December 31, 2011, 2012 and 2013 was approximately 17, 26 and 22 months, respectively. The weighted average fair value of options granted during 2011, 2012 and 2013 was $1.87, $1.26 and $1.88, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2011	2012	2013
Risk-free interest rate	0.75%	0.30% to 0.39%	0.52%
Expected life	3 years	2 years to 4.2 years	3 years
Expected volatility	50.99%	38.57 % to 48.23%	52.36%
Expected dividend yield	1.69%	3.30% to 4.49%	5.87%

(c)	Share Buy-back

No share was repurchased during the years ended December 31, 2011, 2012 and 2013.

15.	Earnings Per Share

The calculations of basic earnings per share and diluted earnings per share are computed as follows:

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2011
Basic earnings per share from continuing operations	$13,608	44,803,735	$0.30
Basic loss per share from discontinued operations	$(13,103)	44,803,735	$(0.29)

Basic earnings per share	$505	44,803,735	$0.01

Effect of dilutive securities — Stock options		37,467

Diluted earnings per share from continuing operations	$13,608	44,841,202	$0.30
Diluted loss per share from discontinued operations	$(13,103)	44,841,202	$(0.29)

Diluted earnings per share	$505	44,841,202	$0.01

	Income	Weighted average number of shares	Per share amount
Year ended December 31, 2012
Basic earnings per share from continuing operations	$37,433	44,803,735	$0.83
Basic earnings per share from discontinued operations	$29,488	44,803,735	$0.66

Basic earnings per share	$66,921	44,803,735	$1.49

Effect of dilutive securities — Stock options		541,518

Diluted earnings per share from continuing operations	$37,433	45,345,253	$0.83
Diluted earnings per share from discontinued operations	$29,488	45,345,253	$0.65

Diluted earnings per share	$66,921	45,345,253	$1.48

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2013
Basic earnings per share from continuing operations	$41,216	45,222,532	$0.91
Basic loss per share from discontinued operations	$(40,919)	45,222,532	$(0.90)

Basic earnings per share	$297	45,222,532	$0.01

Effect of dilutive securities — Stock options		470,318

Diluted earnings per share from continuing operations	$41,216	45,692,850	$0.90
Diluted loss per share from discontinued operations	$(40,919)	45,692,850	$(0.89)

Diluted earnings per share	$297	45,692,850	$0.01

16.	Staff Retirement Plans

The Company operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is defined contribution scheme and the assets of the scheme are managed by trustees independent of the Company.

The MPF is available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the staff’s relevant income. The maximum relevant income for contribution purposes per employee is $3 per month. Eligible staff members are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong.

According to the applicable laws and regulations in the PRC, the Company is required to contribute 13%-14% and 20% of the stipulated salary set by the local governments of Shenzhen and Wuxi, respectively. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in Hong Kong and the PRC amounted to $2,317, $3,863 and $2,545 for the years ended December 31, 2011, 2012 and 2013, respectively.

17.	Income Taxes

The components of income before income tax are as follows:

Year ended December 31,	2011	2012	2013
PRC, excluding Hong Kong	$22,169	$55,211	$53,556
Hong Kong and other jurisdictions	(6,365)	(2,590)	(1,197)

	$15,804	$52,621	$52,359

The Company’s income is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below. Under the current Cayman Islands law, NTEEP is not subject to profit tax in the Cayman Islands as it has no operations in the Cayman Islands. However, it may be subject to Hong Kong income taxes as described below if it has income earned in or derived from Hong Kong.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2011, 2012 and 2013 to the estimated income earned in or derived from Hong Kong during the respective years, if applicable.

On March 16, 2007, the PRC promulgated the New PRC Tax Law. Under the New Law which became effective from January 1, 2008, inter alia, the tax refund to a Foreign Investment Enterprises (“FIEs”) whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years under the capital reinvestment scheme is removed. In addition, under the New Law, all enterprises (both domestic enterprises and FIEs) will have one uniform tax rate of 25%. On December 6, 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations have changed the tax rate from 20%, 22%, 24% and 25% for years ended December 31, 2009, 2010, 2011, 2012 and afterwards, respectively, for Shenzhen PRC subsidiaries. Moreover, under the New Law, there is no reduction in the tax rate for FIEs such as Zastron Shenzhen, which export 70% or more of the production value of their products with effect from January 1, 2008. As such, the Shenzhen PRC subsidiaries do not have any further benefit since the implementation of the New Law in 2008.

Our subsidiary in Wuxi, China, is granted a 5-year tax benefit. According to the PRC tax regulation, “Guo Shui Fa (2007) No. 39” issued in 2007, Wuxi Zastron-Flex is entitled to full exemption for the first two years starting 2008 and 50% exemption for the following three years. Accordingly, from January 2013, Wuxi Zastron-Flex will have one uniform tax rate of 25%.

17.	Income Taxes — continued

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5%, commencing on January 1, 2008, when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. For the years ended December 31, 2011, 2012 and 2013, there was no income tax expense for the 5% dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries. In line with management’s decision to change the core business, management decided to retain the undistributed earnings in the PRC. As such, the deferred tax liabilities of $1,379 made in previous years have been reversed during the year.

Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The New Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the New Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and operations, personnel, accounting, properties, etc. occurs within the PRC. Additional guidance is expected to be released by the PRC government in the near future that may clarify how to apply this standard to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of the PRC should be treated as residents for the New Law’s purposes. If one or more of the Company’s legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect the Company’s results of operation.

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, during the years ended December 31, 2011, 2012 and 2013, there were no interest and penalties related to uncertain tax positions, and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2011 to 2013 may be subject to examination by the PRC and Hong Kong tax authorities.

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

17.	Income Taxes — continued

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

The Shatin Magistrates’ Court upon the application of the Registrar of Companies issued a Summons to NTGM dated December 28, 2012 (which was heard on April 16, 2013) due to the delay in the registration of the Notification of Mortgagee Entering into Possession of Property (Form M3) by the Receivers. NTGM pleaded guilty to the charge and was fined approximately $0.3, which was duly paid on April 19, 2013.

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

17.	Income Taxes — continued

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

(c) NTT has received demand letters from the HKIRD demanding payments of judgment debts mentioned in paragraphs 3(a) and (b) above. On January 14, 2014, NTT received a letter from the HKIRD demanding payment of the judgment debt referred to in paragraph 3(b) above, plus costs and interest.

(4)	Expected Dispositions of Tax Disputes with Inactive or Dormant Subsidiaries

HKIRD has not accepted the explanations that it was necessary for these subsidiaries to perform their individual functions for the whole Nam Tai group and therefore the management fees paid by the Company by contract to support and finance all the necessary overhead expenses of these subsidiaries (not located in Hong Kong) to contribute to the operationses representing the administration and finance departmental functions from Vancouver, Canada for the whole group under the corporate structure at that time were not regarded as necessary expenses by HKIRD.

Since it is believed that it will be difficult for these subsidiaries to continue cooperating with HKIRD in the future, if the Company discontinues financing these subsidiaries, they will be forced to liquidate in due course. As these subsidiaries do not conduct any operations and have been inactive or dormant for some time, and have either assets of limited book-value or no assets, Nam Tai believes that there should be no material impact from these proceeding on the Company’s financial condition, liquidity or results of operations. Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.

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

17.	Income Taxes — continued

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

On April 26, 2013, the Commissioner issued three Notices of Assessment and Demand for Additional Tax against the two former directors in the total amount of approximately $2,323 (the “Assessment Notices”), assessing one of them to additional tax by way of penalty in the sum of approximately $1,626 (approximately $826 in respect of the year 1996/1997 and approximately $800 in respect of the year 1999/2000) and assessing the other former director to additional tax by way of penalty in the sum of approximately $697 in respect of the year 1997/1998.

The two former directors lodged an appeal to the Board of Review of the HKIRD against the Assessment Notices (the “BOR Appeal”) on May 24, 2013. The BOR Appeal is scheduled to be heard from January 26, 2015 to January 30, 2015.

On May 27, 2013, the Company paid on behalf of the two former directors the additional tax as required under the Assessment Notices.

On July 22, 2013, the two former directors filed a notice of application for leave to apply for judicial review with the Court of First Instance (“CFI”) in respect of the Commissioner’s decision to issue the Assessment Notices (“Decision”). The CFI declined the application on 21 August 2013.

On September 2, 2013, the two former directors filed a notice of appeal with the Court of Appeal to apply for an order that the Decision be quashed on the basis that it was ultra vires the Commissioner’s powers under the Inland Revenue Ordinance and, alternatively, for an order that leave be granted to apply for judicial review of the Decision. The hearing before the Court of Appeal is scheduled to take place on May 30, 2014.

At this time, Nam Tai is unable to assess the potential impact of these proceedings on the Company. However, the Company may be required to indemnify and defend this matter for the former directors and officers. If forced to defend, the Company plans to do so vigorously.

Nam Tai maintains a Directors’ and Officers’ Liability Insurance for certain claims or liabilities that may arise by reason of the status or service of its directors and officers (“the Policy”). Nam Tai has informed the insurance carriers of the Policy about the HKIRD’s Notices against NTTC’s two former directors. So far, the insurance carriers have raised no objection to the Notices constituting a claim under the terms of the Policy and have reimbursed Nam T(1)ai for the legal costs and other expenses incurred by Nam Tai for defending the Notices. After the Additional Assessment Notices had been issued, the Insurers were informed of the same. The Insurers refused to reimburse for the additional tax under the Additional Assessment Notices and the associated legal costs and expenses incurred in both the BOR Appeal and the CA Appeal. Therefore, NTEI and the two former directors have commenced arbitration against the Insurers under the Policy on October 18, 2013 by issuing a Notice of Arbitration to claim for reimbursement of the additional tax and the legal costs and expenses of both the BOR Appeal and the CA Appeal. The insurers filed their Response to Notice of Arbitration on December 24, 2013. The parties are now in the process of appointing the arbitrators.

NTEI took out a new Directors’ and Officers’ Liability Insurance Policy with a new insurer for the year 2013.

Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.

17.	Income Taxes — continued

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2011	2012	2013
Current tax	$(3,672)	$(13,123)	$(10,370)
Deferred tax	1,476	(2,065)	(773)

	$(2,196)	$(15,188)	$(11,143)

The Company’s deferred tax assets and liabilities as of December 31, 2012 and 2013 are attributable to the following:

December 31,	2012	2013
Net operating losses	$5,316	$5,960
Obsolete inventories	343	—
Allowance for doubtful accounts	—	539
Provision for goods return	101	—
Property, plant and equipment	1,690	2,123

Total deferred tax assets	7,450	8,622
Less: valuation allowance	(5,316)	(8,622)

Deferred tax assets	2,134	—

Deferred tax liability arising from withholding tax on undistributed earnings of PRC subsidiaries	(1,379)	—

Net deferred tax assets	$755	$—

Movement of valuation allowance:

December 31,	2011	2012	2013
At beginning of the year	$916	$1,344	$5,316
Current year addition	428	3,972	3,306

At end of the year	$1,344	$5,316	$8,622

The valuation allowance as of December 31, 2011 and 2012 was related to net operating losses carried forward that, in the judgment of management, are more likely than not that the assets will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences become deductible. As of December 31, 2013, the valuation allowance was fully provided for the deferred tax assets because management considered that it is more likely than not that all of deferred tax assets will not be realized.

As of December 31, 2011, 2012 and 2013 the Company had net operating losses of $8,147, $10,316 and $23,285 respectively, which may be carried forward indefinitely. As of December 31, 2013, the Company had net operating losses of $4,081 and $4,389, which will expire in the year ending December 31, 2016 and 2017, respectively.

17.	Income Taxes — continued

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of comprehensive income is as follows:

Year ended December 31,	2011	2012	2013
Income before income taxes	$15,804	$52,621	$52,359
PRC tax rate	24%	25%	25%
Income tax expense at PRC tax rate on income before income tax	$(3,793)	$(13,155)	$(13,090)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(221)	(258)	(487)
Effect of change in tax law	142	—	—
Change in valuation allowance	(428)	(3,972)	(3,306)
Reversal of deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	—	—	1,378
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Non-deductible impairment loss on goodwill	(708)	—	—
Non-deductible and non-taxable items	1,574	49	2,292
Over provision of income tax expense in prior years	1,369	185	—
Withholding tax	—	1,510	1,192
Others	(131)	453	878

Income tax expense	$(2,196)	$(15,188)	$(11,143)

No income tax arose in the United States of America in any of the periods presented.

18.	Financial Instruments

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and accounts receivable. As at December 31, 2013, the largest two customers’ trade receivables accounted for 91% and 8% of total accounts receivable, respectively.

The Company’s cash and cash equivalents are uninsured and they are placed at banks with high credit ratings. This investment policy limits the Company’s exposure to credit risk.

The accounts receivable balances largely represent amounts due from the Company’s principal customers who are international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, credit risk is limited. Allowance for doubtful debts was nil and $2,119 as of December 31, 2012 and 2013, respectively.

19.	Commitments and Contingencies

(a) Commitments

Our contractual obligations, including purchase commitments under non-cancelable arrangements as of December 31, 2013, are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments (in thousands) due by period
	Total	2014	2015	2016
Contractual Obligation
Other purchase obligations	22,461	22,461	—	—

Total	$22,461	$22,461	$—	$—

(b) Significant legal proceedings

Save as disclosed in Note 17, there is no other significant legal proceeding as of December 31, 2013.

20.	Segment Information

The Chief Operating Decision Makers are identified as the Chief Executive Officer and Chief Financial Officer. They review these segment results when making decisions about allocating resources and assessing the performance of the Company.

In 2011, the Company’s business was separated into two segments, TCA and CECP.

In 2012, the CECP segment fell below the thresheld and it was combined with the TCA segment.The Company’s business was then separated into TCA and FPC segments. Since the first quarter of 2013, the FPC segment has been discontinued and only one TCA segment still existed.

The segment information in 2011 and 2012 has been restated in order to conform with the change in segment reporting in 2013 in accordance with FASB ASC 280-10-50-34.

Year ended December 31, 2011

	TCA	Corporate	Total
Net sales	$509,124	$—	$509,124
Cost of sales	(479,037)	—	(479,037)

Gross profit	30,087	—	30,087
General and administrative expenses	(9,662)	(7,117)	(16,779)
Selling expenses	(2,886)	—	(2,886)
Research and development expenses	(1,709)	—	(1,709)
Impairment loss on goodwill	—	(2,951)	(2,951)
Other income, net	3,659	3,707	7,366
Interest income	172	2,504	2,676

Income (loss) before income tax	19,661	(3,857)	15,804
Income tax expenses	(2,196)	—	(2,196)

Net income (loss) from continuing operations	$17,465	$(3,857)	$13,608

20.	Segment Information — continued

Year ended December 31, 2012

	TCA	Corporate	Total
Net sales	$678,113	$—	$678,113
Cost of sales	(609,875)	—	(609,875)

Gross profit	68,238	—	68,238
General and administrative expenses	(16,328)	(4,411)	(20,739)
Selling expenses	(1,483)	—	(1,483)
Research and development expenses	(716)	—	(716)
Other income, net	4,016	1,267	5,283
Interest income	167	1,871	2,038

Income (loss) before income tax	53,894	(1,273)	52,621
Income tax expenses	(15,188)	—	(15,188)

Net income (loss) from continuing operations	$38,706	$(1,273)	$37,433

Year ended December 31, 2013

	TCA	Corporate	Total
Net sales	$855,847	$—	$855,847
Cost of sales	(788,212)	—	(788,212)

Gross profit	67,635	—	67,635
General and administrative expenses	(26,045)	(7,272)	(33,317)
Selling expenses	(462)	—	(462)
Other operating income	1,609	—	1,609
Other income, net	6,573	5,382	11,955
Interest income	1,624	3,315	4,939

Income before income tax	50,934	1,425	52,359
Income tax (expenses) credit	(12,522)	1,379	(11,143)

Net income from continuing operations	$38,412	$2,804	$41,216

There were no material inter-segment sales for the years ended December 31, 2011, 2012 and 2013. Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at prices consistent with what the Company would charge third parties for similar goods.

Year ended December 31, 2011

	TCA	Corporate	Total
Depreciation and amortization	$5,252	$260	$5,512
Capital expenditures	$7,424	$4,723	$12,147
Total assets	$169,048	$132,915	$301,963

Year ended December 31, 2012

	TCA	Corporate	Total
Depreciation and amortization	$7,909	$293	$8,202
Capital expenditures	$29,488	$—	$29,488
Total assets	$321,575	$145,937	$467,512

20.	Segment Information — continued

Year ended December 31, 2013

	TCA	Corporate	Total
Depreciation and amortization	$12,761	$290	$13,051
Capital expenditures	$277	$34	$311
Total assets	$355,000	$137,055	$492,055

A summary of net sales, net income (loss) attributable to Nam Tai shareholders and long-lived assets by geographical areas is as follows:

By geographical area:

Year ended December 31,	2011	2012	2013
Net sales from operations within:
- PRC, excluding Hong Kong:	$509,124	$678,113	$855,847

Net income (loss) attributable to Nam Tai shareholders within:
- PRC, excluding Hong Kong	$19,973	$40,023	$43,602
- Hong Kong	(6,365)	(2,590)	(2,386)

Total net income attributable to Nam Tai shareholders	$13,608	$37,433	$41,216

Year ended December 31,	2011	2012	2013
Net sales to customers by geographical area:
- Hong Kong	$69,135	$72,498	$58,045
- Europe	30,282	14,400	6,496
- United States	32,332	3,021	—
- PRC (excluding Hong Kong)	793	1,316	—
- Japan	374,129	583,280	791,299
- Others	2,453	3,598	7

Total net sales	$509,124	$678,113	$855,847

20.	Segment Information — continued

As of December 31,	2011	2012	2013
Long-lived assets by geographical area:
- PRC, excluding Hong Kong	$49,206	$71,151	$56,060
- Hong Kong	4,586	4,293	3,967

Total long-lived assets	$53,792	$75,444	$60,027

The Company’s customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2011	2012	2013
A(1)	$369,105	$570,246	$791,256
B	58,527	N/A	N/A
C	62,894	N/A	N/A

	$490,526	$570,246	$791,256

(1)	Two of our largest customers, each accounting for 10% or more of our net sales in the years ended December 2011 and 2012 respectively, were reorganized into Customer A in 2012.

The Company’s suppliers which accounted for 10% or more of its purchases are as follows:

Year ended December 31,	2011	2012	2013
A	$160,274	$511,923	$808,144
B	114,322	108,340	—

	$274,596	$620,263	$808,144

21.	Employee Severance Benefits

After the final evaluation on the viability of its core operations of LCM production, the Company has decided to discontinue its core business of LCM production in Shenzhen by the end of April 2014 due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. The employee severance benefits in 2013 amounted to $14,017 (2012: $1,877), which were recorded as general and administrative expenses. The employee severance benefits by segment were as follows:

	2012	2013
Expenses incurred:
TCA	$1,877	$14,017

	2012	2013
Provision for employee severance benefits:
Balance at January 1	$—	$300
Provision for the year	1,877	14,017
Payments during the year	(1,577)	(3,314)

Balance at December 31	$300	$11,003

22.	Related Party Transactions

During the year ended December 31, 2013, the Company paid additional tax of $2,323 on behalf of a director of the Company and a former director of a subsidiary (See Note 17). The amount was recorded as other receivables.

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year ended December 31,
	2011	2012	2013
General and administrative expenses*	$(2,374)	$(1,729)	$(2,073)
Other income, net	1,186	15,165	12,215
Interest income on loan to a subsidiary	7,721	4,818	5,005
Interest income	725	1,421	2,626

Income before income tax	7,258	19,675	17,773
Income tax expenses	—	—	—

Income before share of net profits of subsidiaries, net of income tax	7,258	19,675	17,773
Share of net (losses) profits of subsidiaries, net of income tax	(6,753)	47,246	(17,476)

Net income attributable to Nam Tai shareholders	$505	$66,921	$297
Other comprehensive income	—	—	—

Comprehensive income attributable to Nam Tai shareholders	$505	$66,921	$297

* Amount of share-based compensation expense included in general and administrative expenses	$112	$547	$1,536

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$68,568	$40,535
Fixed deposits maturing over three months	49,182	64,975
Prepaid expenses and other receivables	276	2,829
Amounts due from subsidiaries	29,566	33,392

Total current assets	147,592	141,731
Property, plant and equipment, net	4,221	3,967
Loan to a subsidiary—non current	93,108	93,108
Investments in subsidiaries	146,191	128,715

Total assets	$391,112	$367,521

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$1,438	$509
Dividend payable	26,882	3,622

Total liabilities	28,320	4,131

Shareholders’ equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 44,803,735 and 45,272,735 shares as at December 31, 2012 and 2013)	448	453
Additional paid-in capital	287,602	291,731
Retained earnings	74,750	71,214
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	362,792	363,390

Total liabilities and shareholders’ equity	$391,112	$367,521

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2011	44,803,735	$448	$286,943	$46,751	$(8)	$334,134
Equity-settled share-based payment	—	—	112	—	—	112
Net income	—	—	—	505	—	505
Cash dividends declared ($0.28 per share)	—	—	—	(12,545)	—	(12,545)

Balance at December 31, 2011	44,803,735	$448	$287,055	$34,711	$(8)	$322,206
Equity-settled share-based payment	—	—	547	—	—	547
Net income	—	—	—	66,921	—	66,921
Cash dividends declared ($0.60 per share)	—	—	—	(26,882)	—	(26,882)

Balance at December 31, 2012	44,803,735	$448	$287,602	$74,750	$(8)	$362,792
Shares issued on exercise of options	469,000	5	2,593	—	—	2,598
Equity-settled share-based payment	—	—	1,536	—	—	1,536
Net income	—	—	—	297	—	297
Cash dividends declared ($0.08 per share)	—	—	—	(3,622)	—	(3,622)
Cash dividends paid	—	—	—	(211)	—	(211)

Balance at December 31, 2013	45,272,735	$453	$291,731	$71,214	$(8)	$363,390

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income attributable to Nam Tai shareholders	$505	$66,921	$297

Adjustments to reconcile net income attributable to Nam Tai shareholders to net cash provided by operating activities:
Share of net losses (profits) of subsidiaries, net of taxes	6,753	(47,246)	17,476
Depreciation	221	266	111
Share-based compensation expenses	112	547	1,536
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other receivables	(371)	228	(2,553)
Increase (decrease) in accrued expenses and other payables	231	(443)	(929)

Net cash provided by operating activities	$7,451	$20,273	$15,938

Cash flows from investing activities:
Purchase of property, plant and equipment	(4,708)	—	—
Decrease in deposit for purchase of property, plant and equipment	433	—	—
Increase in fixed deposits maturing over three months	(34,825)	(14,357)	(15,793)
(Increase) decrease in amounts due from subsidiaries	(5,682)	8,979	(3,683)

Net cash used in investing activities	$(44,782)	$(5,378)	$(19,476)

Cash flows from financing activities:
Decrease in amounts due to subsidiaries	(11,194)	—	—
Proceeds from loan to a subsidiary	35,371	—	—
Dividend paid	(8,961)	(12,545)	(27,093)
Proceeds from shares issued on exercise of options	—	—	2,598

Net cash provided by (used in) financing activities	$15,216	$(12,545)	$(24,495)

Net (decrease) increase in cash and cash equivalents	(22,115)	2,350	(28,033)
Cash and cash equivalents at beginning of year	88,333	66,218	68,568

Cash and cash equivalents at end of year	$66,218	$68,568	$40,535

SCHEDULE 1

NAM TAI ELECTRONICS, INC.

NOTE TO SCHEDULE 1

(in thousands of U.S. dollars)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2013, $353,270 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2011, 2012 and 2013.

During the years ended December 31, 2011, 2012 and 2013, no cash dividend was declared and paid by subsidiaries to the Company.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit No.	Exhibit

1.1	Memorandum and Articles of Association, as amended and restated effective on December 5, 2007 (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-A/A filed with the SEC on December 13, 2007).

4.1	2006 Stock Option Plan of Nam Tai Electronics, Inc., adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

4.2	Amendment to 2006 Stock Option Plan of Nam Tai Electronics, Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

4.3	Amended 2001 Option Plan of Nam Tai Electronics, Inc. dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

4.4	Amendment to 2001 Stock Option Plan of Nam Tai Electronics, Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

4.5	Supplemental plant construction contractor’s agreement (electrical engineering) dated July 10, 2009 between Nam Tai Subsidiary, Wuxi Zastron Precision-Flex Company Limited, and Yixing Building Engineering & Installation Co. Ltd. (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F for the year ended December 31, 2009 filed with the SEC on March 16, 2010).

4.6	Joint Guaranty by Namtai Investment (Shenzhen) Co., Ltd. and Wuxi Zastron Precision-Flex Co., Ltd. in favour of HSBC Bank (China) Company Limited, Shenzhen Branch with maximum liability of approximately RMB 370 million for the banking facilities of Zastron Electronic (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.20 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.7	Joint Guaranty by Namtai Investment (Shenzhen) Co., Ltd. and Zastron Electronic (Shenzhen) Co., Ltd. in favour of HSBC Bank (China) Company Limited, Suzhou Branch with maximum liability of approximately RMB 370 million for the banking facilities of Wuxi Zastron Precision-Flex Co., Ltd. (incorporated by reference to Exhibit 4.22 to the Company’s Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

4.8*	Banking Facilities Letter between Zastron Electronic (Shenzhen) Co., Ltd. and China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated April 3, 2013 for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to RMB300 million.

4.9*	Supplemental Agreement and Guarantee Related Banking Facilities Letter dated April 3, 2013, entered between Zastron Electronic (Shenzhen) Co., Ltd. and China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch for Zastron Electronic (Shenzhen) Co., Ltd., to change the purpose for bank loan of up to RMB300 million which was guaranteed by Namtai Investment (Shenzhen) Co., Ltd.

4.10*	Forward Contract Related Banking Facilities Letter dated December 10, 2012, entered between Zastron Electronic (Shenzhen) Co., Ltd. and China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch for Zastron Electronic (Shenzhen) Co., Ltd. to change the purpose for bank loan of up to RMB300 million.

4.11*	Banking Facilities Letter between Zastron Electronic (Shenzhen) Co., Ltd. and China Construction Bank Corporation, Shenzhen Branch, dated March 22, 2012, for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to RMB421 million.

4.12*	Guaranty by Namtai Investment (Shenzhen) Co., Ltd. in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated April 3, 2013, in relation to the RMB300 million banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd.

8.1	Diagram of Company’s subsidiaries at December 31, 2013. See the diagram following page 18 of this Report.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm—Moore Stephens.

*	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAM TAI ELECTRONICS, INC.

By:	/s/ M. K. Koo
Koo Ming Kown
Chief Financial Officer

Date: March 14, 2014