Form 20-F
period 2014-12-31
NAM TAI PROPERTY INC.
filed 2015-03-13
CIK 829365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-31583

Nam Tai Property Inc.

(Exact name of registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Gushu Community,

Xixiang Street,

Baoan, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Shan-Nen Bong, Vice President Finance and Administration

Gushu Community, Xixiang Street, Baoan, Shenzhen,

People’s Republic of China

Tel: (755) 2749 0666; Fax: (755) 2747 2636;

E-mail: snbong@namtai.com.cn

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

None.

As of December 31, 2014 there were 42,618,322 common shares of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule12b-2 of the Exchange Act (Check one):

Large accelerated  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

NOTE REGARDING USE OF FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Report”) contains forward-looking statements. The words as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “ought to”, “plan”, “potential”, “project”, “seek”, “may”, “might”, “could”, “would”, “should”, “will”, “is likely to” and the negative forms of these words and other similar expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, and the effects of future regulation and the effects of competition. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. These statements are subject to many important factors, certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled “Risk Factors” under ITEM 3. Key Information.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this Report only:

•	“we”, “us”, “our company”, “our”, the “Company” and “Nam Tai” refer to Nam Tai Property Inc. and, in the context of describing our operations, also include our PRC operating companies;

•	“Board” and “Board of Directors” refers to the board of directors of our Company;

•	“shares” refer to our common shares, $0.01 par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Taiwan” refers to the Taiwan province of the People’s Republic of China;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China and “HK$” refers to the legal currency of Hong Kong;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China; and

•	all references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable to Nam Tai.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Nam Tai.

ITEM 3.	KEY INFORMATION

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected consolidated statements of income data for each of the three years in the period ended December 31, 2014 and the consolidated balance sheets data as of December 31, 2013 and 2014 are derived from our consolidated financial statements and notes thereto included in this Report. The selected consolidated statements of comprehensive income data for each of the two-year periods ended December 31, 2010 and 2011 and the consolidated balance sheets data as of December 31, 2010, 2011 and 2012 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled ITEM 5. Operating and Financial Review and Prospects and our consolidated financial statements including the related footnotes which are included in the F pages of this Report immediately following page 60.

Selected Financial Information

	Year ended December 31,
Consolidated statements of comprehensive income data(1):	2010	2011	2012	2013	2014
	(in thousands, except per share data)
Rental income	$28	$27	$92	$136	$2,341
Rental expenses	—	—	(62)	(68)	(1,073)
Net rental income	28	27	30	68	1,268
Cost and expenses:
General and administrative expenses	(6,485)	(7,290)	(4,612)	(7,465)	(13,417)
Impairment loss on goodwill	—	(2,951)	—	—	—
Operating loss	(6,457)	(10,214)	(4,582)	(7,397)	(12,149)
Other income (expenses), net	881	3,680	2,164	6,339	(2,379)
Interest income	1,468	2,676	2,037	4,939	9,173
Interest expenses	—	—	—	—	(61)
(Loss) income before income tax	(4,108)	(3,858)	(381)	3,881	(5,416)
Income tax credit (expense)	—	1,574	(2,501)	1,378	—
(Loss) income from continuing operations, net of income tax	(4,108)	(2,284)	(2,882)	5,259	(5,416)
Income (loss) from discontinued operations, net of income tax	19,114	2,789	69,803	(4,962)	(20,172)
Consolidated net income (loss) attributable to Nam Tai shareholders	15,006	505	66,921	297	(25,588)
Other comprehensive income	—	—	—	—	—
Consolidated comprehensive income (loss) attributable to Nam Tai shareholders	15,006	505	66,921	297	(25,588)
Earnings per share:
Basic earnings per share
Basic (loss) earnings per share from continuing operations	$(0.09)	$(0.05)	$(0.06)	$0.12	$(0.12)
Basic earnings (loss) per share from discontinued operations	$0.42	$0.06	$1.55	$(0.11)	$(0.46)
Basic earnings (loss) per share	$0.33	$0.01	$1.49	$0.01	$(0.58)
Diluted earnings per share
Diluted (loss) earnings per share from continuing operations	$(0.09)	$(0.05)	$(0.06)	$0.12	$(0.12)
Diluted earnings (loss) per share from discontinued operations	$0.42	$0.06	$1.54	$(0.11)	$(0.46)
Diluted net earnings (loss) per share	$0.33	$0.01	$1.48	$0.01	$(0.58)
Consolidated balance sheet data:	2010	2011	2012	2013	2014
	(in thousands, except per share data)
Cash and cash equivalents	228,067	118,510	157,838	68,707	212,760
Short term investments	—	34,825	49,824	201,565	85,295
Working capital (2)	288,008	275,651	313,909	316,478	280,159
Land use rights and property, plant and equipment, net	43,068	45,203	41,382	41,818	35,590
Current assets of discontinued operations	174,872	255,378	373,974	124,783	630
Total assets	450,780	457,743	636,044	494,419	367,753
Short-term debts	—	—	—	—	40,000
Current liabilities of discontinued operations	104,777	119,492	243,760	126,412	173
Total Nam Tai shareholders’ equity	334,134	322,206	362,792	363,390	316,952
Common shares	448	448	448	453	426
Total dividend per share (3)	0.20	0.28	0.60	0.08	0.08
Total number of common shares issued	44,804	44,804	44,804	45,273	42,618

(1)	The Company’s consolidated statements of comprehensive income from 2010 to 2013 have been adjusted according to the reclassified profit and loss resulting from discontinued operations.
(2)	Working Capital represents the excess of current assets over current liabilities.
(3)	For 2010, 2011, 2012, 2013 and 2014, the Company declared a dividend payable quarterly in 2011, 2012, 2013, 2014 and 2015, respectively. See the table entitled “Dividends declared for 2015” in ITEM 8. Financial Information – Dividends on page 43 of this Report for the schedule of dividend payments for 2015.

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

After completion of the production of a few minor Liquid Crystal Module (LCM) orders for automobile in April 2014, we have formally ceased our core business of LCM production and transformed our core business from the engineering manufacturing services (EMS) industry to property development and management by the end of April 2014 and sold all of our machinery and production lines in all our facilities thereafter.

Currently we focus our efforts on redeveloping two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land into high-end commercial complexes. Upon the completion of development of these two parcels of land, we will become the landlord and manager of the commercial complexes and, as a result of which, our core business will be transformed from the EMS industry to property development and management. During this transition development period, all overheads expenses, development costs and dividend will be funded from interest income together with our cash on hand and bank facilities, which we believe is sufficient. Subsequently, we believe our principal income in the future will be derived from the rental income from the commercial complexes.

However, there can be no assurance that we will be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the two parcels of land and the development of these real estate projects is subject to significant risks and uncertainties, including without limitation the following:

•	we do not currently have strong brand recognition or relationships in the real estate development and management business as we enjoy in the EMS business;

•	we may not be able to obtain all necessary government approvals or all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the two parcels of land. for our property development projects in a timely manner;

•	we face intense competition from real estate developers that are already in the business for years;

•	our experience and expertise gained from EMS business may not be highly relevant or applicable to real estate development and management business; and

•	we may not be able to generate enough revenues to offset our costs in our real estate development and management business.

If we are not successful in development of our two property development projects, our growth, business, financial condition and results of operations could be adversely affected.

We may not have adequate financing, whether through bank loans or other arrangements, to fund our property developments, and such capital resources may not be available on commercially reasonable terms, or at all.

As we transform our core business from EMS industry to property development and management, we must make significant investments in property developments. Property development is capital intensive. We plan to finance our property developments with interest income together with our cash on hand and bank facilities. We cannot assure you that we will be able to generate sufficient interest income or those banks or other lenders will grant us sufficient financings in the future as we expect. There are certain PRC laws and regulations which govern financing policies on PRC financial institutions for the property development sector and tighten the criteria for banks to provide loans to property development enterprises. The PRC government may further tighten financing policies on PRC financial institutions for the property development sector. These property-related financing policies may limit our ability and flexibility to use bank borrowings to finance our property development projects and therefore may require us to maintain a relatively high level of internally generated cash.

We may fail to obtain, or experience material delays in obtaining, requisite certificates, licenses, permits or governmental approvals and for our property developments, and as a result our development plans, business, results of operations and financial condition may be materially and adversely affected.

Currently, we have two properties planned for development, including: (i) the land of our existing Shenzhen manufacturing facilities in Gushu of approximately 0.6 million square feet; and (ii) the raw land of approximately 1.1 million square feet in the Guangming Hi-Tech Industrial Park. We plan to develop these two parcels of properties into high-end commercial complexes. Upon the completion of development of these two parcels of land, we will become the landlord and manager of the commercial complexes and, as a result of which, our core business will be transformed from the EMS industry to property development and management.

The property development in the PRC is heavily regulated. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. During various stages of our property development projects, we are required to obtain and maintain various certificates, licenses, permits, certificates and governmental approvals, including but not limited to qualification certificates, land use rights certificates, construction land planning permits, construction works planning permits, construction works commencement permits, pre-sale permits and completion certificates. Before the government authorities issue any certificate, license or permit, we must also meet specific conditions. We cannot assure you that we will be able to adapt to new PRC land policies that may come into effect from time to time with respect to the property development industry or that we will not encounter other material delays or difficulties in fulfilling the necessary conditions to obtain all necessary certificates, licenses or permits for our property developments in a timely manner, or at all, in the future. If we fail to obtain or encounter significant delays in obtaining the necessary certificates, licenses or permits we will not be able to continue with our development plans, and our business, results of operations and financial condition may be adversely affected.

We may be unable to complete our property developments on time or at all.

The progress and costs for a development project can be adversely affected by many factors, including, without limitation:

•	delays in obtaining necessary licenses, permits or approvals from government agencies or authorities;

•	failure by our third-party contractors to comply with our designs, specifications or standards;

•	difficult geological situations or other geotechnical issues;

•	onsite labor disputes or work accidents; and

•	natural catastrophes or adverse weather conditions, including strong winds, storms, floods, and earthquakes.

Any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property leasing timetable, which could adversely affect our revenues, cash flows and our reputation.

We may be required to write down our long-lived assets and assets held for sale, as a result of which we could record a significant impairment charge that would adversely affect our operating results.

At December 31, 2014, we had $35.6 million in long-lived assets and $22.9 million in assets held for sale on our balance sheet. The valuation of our long-lived assets and assets held for sale requires us to make assumptions about future interest income. Our assumptions are used to forecast future undiscounted cash flows. Given the current economic environment, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and we may have to record an impairment charge. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in the periods and year in which the charge is incurred.

Our insurance coverage may not be sufficient to cover our potential liability or losses and as a result our business, results of operations and financial condition may be materially and adversely affected.

We face risks during our transition to the property development and management business. Although we currently maintain property all risk insurance for our buildings in the PRC and public liability insurance for our Shenzhen manufacturing facilities and our Wuxi manufacturing facilities, these insurances may not be adequate for either our existing core business or the business we plan to enter into in the future. In the event of certain incidents such as major earthquakes, hurricanes, tsunamis, war, acts of terrorism, pandemics and flood, and their consequences, we may not be covered adequately, or at all, by our insurance, as a result of which our business, results of operations and financial condition may be materially and adversely affected.

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

Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the PRC government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE”, located in Shenzhen, China, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment given to our subsidiaries in the PRC as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, most domestic enterprises and FIEs will be subject to a single PRC enterprise income tax rate of 25% in 2012 and afterward. For information on the EIT rates as announced by the PRC’s State Council for the transition period until year 2013, please see the table in ITEM 5. Operating and Financial Review and Prospects on page 22 of this Report. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities.

However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. According to Circular of the State Administration of Taxation on Issues Related to the End of Various Preferential Tax Policies for Foreign and Foreign-Invested Enterprises (STA [2008] No. 23) published by the State Administration of Taxation of the PRC) on February 27, 2008, a FIE may be required to pay back the taxes previously exempted as a result of the preferential tax treatment enjoyed in accordance with the Income Tax Law of People’s Republic of China for Foreign Investment Enterprises and Foreign Enterprise, if such FIE no longer meets the conditions for preferential tax treatment after 2008 due to change in its nature of business or the term of its business operation to be less than ten years since its inception. As we have ceased our production operations at all our manufacturing facilities and are transforming from the engineering manufacturing services (EMS) industry to property development and management, our tax position may be subject to review by relevant taxing authorities, and we cannot determine in advance whether, or the extent to which such tax policy may require us to pay taxes or make payments in lieu of taxes.

We may be deemed to be an investment company under the United States Investment Company Act of 1940, which could have a significant negative impact on our results of operations.

We may be deemed to be an investment company under the United States Investment Company Act of 1940 (the “1940 Act”), and may suffer adverse consequences as a result. Generally, the 1940 Act provides that a company is an investment company if the company (i) is, holds itself out as or proposes to be engaged primarily in the business of investing, reinvesting or trading in securities or (ii) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities or cash items) on an unconsolidated basis. For purposes of the foregoing test, investment securities include, among other things, securities of non-majority owned businesses.

Due to deteriorating business condition, we ceased our original core business of LCM production in April 2014, and we transformed our core business from the EMS industry to property development and management. In addition, we also completed the sale of all of our EMS manufacturing equipment as of September 2014 to third parties and our last remaining production line in Wuxi had been removed in September 2014. As a result of these transactions, we have a significant amount of cash and securities. See ITEM 4. Information on the Company — Historical Business Overview for additional information. Consequently, there is a risk that we could be deemed to be an investment company.

We intend to continue to conduct our businesses and operations so as to avoid being deemed to be an investment company. If, nevertheless, we were deemed to be an investment company, because we are a foreign company, in the absence of a grant by SEC of an exemptive order permitting us to register under the 1940 Act, the 1940 Act would prohibit us and any person deemed to be an underwriter of our securities from offering for sale, selling or delivering after sale, in connection with a public offering, any security issued by the Company in the United States. Additionally, we may be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid being treated as an “investment company” as defined under the 1940 Act. We may incur significant costs and management time in this regard, which could have a significant negative impact on our results of operations.

We believe we were a passive foreign investment company for 2014 and we may be a passive foreign investment company for 2015, which could result in adverse U.S. federal income tax consequences for U.S. investors.

The determination of whether we are a passive foreign investment company, or PFIC, in any taxable year is made on an annual basis after the close of that year and depends on the composition of our income and the nature and value of our assets, including goodwill. Specifically, we will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of our gross income for such taxable year is passive income (the “PFIC income test”), or (ii) 50% or more of the value of our assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that either produce passive income or are held for the production of passive income (the “PFIC asset test”).

We believe we were a PFIC for U.S. federal income tax purposes for 2014 based on both the PFIC income test and the PFIC asset test. The PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2014 or currently in 2015, and we cannot anticipate our market capitalization for 2015. Accordingly, we may be treated as a PFIC for 2015 under the PFIC asset test, or under the PFIC income test. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2014 or in any other taxable year, U.S. investors who owned our common shares generally would be subject to increased U.S. tax liabilities and reporting requirements.

Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC see “Taxation—United States Federal Income Tax Consequences” beginning on page 48 of this Report.

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

For the year of 2014 and earlier, our function currencies are U.S. dollars and Hong Kong dollars. Our financial results have been affected by currency fluctuations, resulting in total foreign exchange gains and losses.

We sell most of our products for discontinued operations in U.S. dollars and pay our expenses in U.S. dollars, Hong Kong dollars and RMB. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk presently results from the costs and expenses we pay in RMB, and material purchases we make, in U.S. dollars or RMB.

Our declaration and payment of dividends is not assured. Although our Board has decided dividends for 2011, 2012, 2013, 2014 and 2015, we may not declare or pay dividends thereafter.

We decided the payment of quarterly dividends of $0.05, $0.07, $0.15, $0.02 and $0.02 per share for 2011, 2012, 2013, 2014 and 2015, respectively. The payment of dividends in 2011, 2012, 2013, 2014 and 2015 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends after 2015 will be declared will depend on our future growth and earnings at each relevant period, of which there can be no assurance, and our cash flow needs for business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2015, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all. For additional information on the dividends we have declared for 2014 and historically, please see ITEM 8. Financial Information — Dividends on page 43 of this Report.

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

On March 1, 2015, members of our senior management and our Board of Directors as a group beneficially owned approximately 30.3% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

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

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. See footnote “*” on page 34 of this Report under the heading “Compensation on an Individual Basis” for information and risks associated with disclosures we have made in this Report or may make in our proxy statements regarding compensation we have paid to our directors and senior managers on an individual basis.

PRC Regulations on Real Estate Development and Management

The PRC government regulates the real estate industry. This section summarizes the principal PRC regulations relating to our business.

We operate our business in China under a legal regime consisting of the National People’s Congress, State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Housing and Urban-Rural Development, or the MOHURD, the Ministry of Land and Resources, or the MLR, the Ministry of Commerce, or the MOFCOM, the National Development and Reform Commission, or the NDRC, the State Administration for Industry and Commerce, or the SAIC, and the State Administration of Foreign Exchange, or the SAFE, and their respective authorized local counterparts.

Regulations on Land

The Law of the PRC on Land Administration, promulgated on June 25, 1986 and amended on August 28, 2004 by the Standing Committee of National People’s Congress, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned, and all land in the rural areas of a city or town and all rural land, unless otherwise specified by law, are collectively-owned.

Although all land in the PRC is owned by the governments or by the collectives, private individuals and businesses are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the use purpose of the land. These rights to use land are termed land use rights.

Under the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-owned Land in Urban Areas, promulgated on and effective as of May 19, 1990 by the State Council, enterprises, companies and other organizations who intend to hold, lease and develop the land, or Land Users, pay a premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage or otherwise commercially exploit the land use rights within such terms of use. The land administration authority enters into a contract with the Land User for grant of the land use rights. The Land User pays the grant premium as stipulated in the grant contract. After paying the grant premium in full, the Land User registers with the land administration authority and obtains a land use rights certificate. The certificate evidences the acquisition of the land use rights.

The Property Law of the PRC, or the Property Law, promulgated on March 16, 2007 and effective as of October 1, 2007, further clarified land use rights in the PRC with the following rules:

Regulations on Development of a Real Estate Project

Planning of a Real Estate Project

The Law of the PRC on Urban and Rural Planning, promulgated by the National People’s Congress on October 28, 2007 and effective as of January 1, 2008, replacing the previous City Planning Law of the PRC, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the city planning authority for the Permit for Construction Site Planning

It further provides that a developer who has a proposed construction project within the planning area of a city or town must, after obtaining a Permit for Construction Site Planning, prepare the necessary planning and design work, and submit the detailed planning and design report, together with the land use rights certificate, to the city planning authority or the town government designated by the provincial government, and apply for the Permit for Construction Work Planning.

Construction of a Real Estate Project

According to the Measures for the Administration of Construction Permits for Construction Projects promulgated by the MOHURD on October 15, 1999 and amended and effective as of July 4, 2001, after obtaining the Permit for Construction Work Planning, a developer must apply for a Construction Permit from the relevant construction authority.

Completion of a Real Estate Project

According to the Development Regulations and the Interim Provisions on the Acceptance Examination Upon the Completion of Construction Work and Municipal Infrastructure promulgated on June 30, 2000 by the MOHURD and effective as of June 30, 2000, as amended on October 19, 2009, and the Interim Measures for Reporting Details Regarding Acceptance Examination Upon Completion of Construction Work and Municipal Infrastructure promulgated on April 7, 2000 by the MOHURD and amended on October 19, 2009, a real estate project must comply with the relevant laws and other regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract.

After the completion of works for a project, the developer must apply for an acceptance examination to the construction authority and must also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the acceptance examination.

Lease

Under the Urban Real Estate Law and the Measures for Administration of Leases of Commodity Properties promulgated by the MOHURD on December 1, 2010 and effective as of February 1, 2011, the parties to a lease of a building are required to enter into a lease contract in writing. When a lease contract is signed, amended or terminated, the parties must register the details with the real estate administration authority in which the building is situated.

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Project, or Environmental Regulations, promulgated by the State Council on November 29, 1998 and effective as of the same date, each construction project is subject to an environmental impact assessment by the relevant authorities.

According to the Environmental Regulations, a developer is required to submit an environmental impact report, or an environmental impact report form, or an environmental impact registration form (as the case may be) to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, the developers are required to apply to the relevant environmental protection administrations for final acceptance examination in respect of any ancillary environmental protection facilities. Construction projects are approved for use after passing the said acceptance examination.

The Environmental Impact Assessment Law, promulgated by the National People’s Congress on October 28, 2002 and effective as of September 1, 2003, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project may not approve construction on the project, and the construction work unit may not commence work.

On July 6, 2006, the State Environmental Protection Administration issued its Circular on Strengthening the Environmental Protection Examination and Approval and Strictly Controlling New Construction Project, which provides for stringent examination and approval procedures for various real estate development projects. It also stipulates that no approvals may be issued for new residential projects or extensions in industry development zones, areas impacted by industrial enterprises or areas where such development poses potential harm to residents’ health.

Regulations on Property Management

The Property Management Rules, amended by the State Council on August 26, 2007 and effective as of October 1, 2007, provide that property owners have the right to appoint and dismiss property service enterprises. The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

•	the Measures for the Administration of Qualifications of Property Service Enterprises amended by the MOHURD and effective as of November 26, 2007, provide that property service enterprises must apply to the local branch of the MOHURD and undertake a qualification examination to obtain a Property Service Qualification Certificate. A property service enterprise must pass the Property Service Qualification, or PSQ examination, in order to engage in property management. Property service enterprises are classified as Class I, II or III. Different classes of service enterprises have different establishment requirements and may manage different types of premises.

•	The Provisional Measures on the Administration of Initial Property Management Bid-inviting and Bidding, promulgated on June 26, 2003 by the MOHURD, provide that prior to the selection of the Property Owners’ Committee, or the POC, the property developer must select a property service enterprise to provide property management services.

•	the NDRC and the MOHURD jointly promulgated the Rules on Property Management Service Fees on November 13, 2003, which provide that property management fees shall be determined by mutual consent between the POC and the property service enterprise, and set forth in writing in the property management service contract.

The Phases of PRC Real Estate Development Projects

Planning and Design

We plan to outsource our design work to reputable third-party design firms to ensure that our designs comply with PRC laws and regulations, and meet our design objectives. Our management team is also actively involved in the process, especially in the master planning and architectural design of the projects. In selecting external design firms, we consider, among other things, their reputation for reliability and quality, their track record, the design proposed and the price quoted. Our management team monitors the progress and quality of the design firms to ensure that they meet our requirements. We are also required to apply for the Permit for Construction Work Planning.

Construction

We are required to apply for a construction permit prior to commencement of the construction work on our land. It is our plan to outsource all of our construction work to independent construction companies that are selected mainly through our invitation to tender bids for the project. We consider the construction companies’ professional qualifications, reputation, track record, and financial condition and resources when inviting candidates to bid. We plan to closely supervise and manage the entire project construction process.

Completion

Prior to the completion of the construction phase, we would start working with external agents on the leasing of the properties. The properties can only be leased out after passing the acceptance examination. We plan to outsource the property management work to external professional firm for services such as leasing, security, landscaping, building management and management of public facilities, and additional services, such as housekeeping, repair and maintenance.

ITEM 4.	INFORMATION ON THE COMPANY

Corporate Information

Nam Tai Property Inc. was founded in 1975 and moved its manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available. We relocated to Shenzhen, China in order to capitalize on the significant opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). Our PRC headquarters and our principal manufacturing and design operations are currently based in Shenzhen, China, approximately 30 miles from Hong Kong. Certain of our subsidiaries’ offices are located in Hong Kong, which provide us access to Hong Kong’s infrastructure of communication and banking facilities. Our corporate administrative matters are conducted in the British Virgin Islands through our registered agent, McNamara Corporate Services Limited, of McNamara Chambers, 2nd Floor, 116 Main Street, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. In 1978, Mr. Koo, the founder of the Company, began recruiting operating executives from the Japanese electronics industry. These executives brought years of experience in Japanese manufacturing methods, which emphasize quality, precision, and efficiency in manufacturing. A large portion of our senior and middle management currently includes Japanese professionals who provide technical expertise and work closely with both our Japanese component suppliers and customers.

Major Events during 2014 to Date

During 2014, the following major events took place:

•	We formally ceased our core business of LCM production at the end of April 2014, due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. We sold all of our machinery and production lines in all our facilities by September 2014. Upon the cessation of our original core business of LCM production and changing of our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc., we formally transformed our core business from the EMS industry to property development and management industry as previously announced.

•	With the cessation of the LCM business in April 2014, the Company has been focusing its effort on redeveloping two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land into high-end commercial complexes. Subsequently, we believe our principal income in the future will be derived from the rental income from these commercial complexes. The construction phase of the Guangming project (Phase 1) is expected to commence in Q1 of 2016. The Guangming project (Phase 2) will commence upon the completion of Guangming project (Phase 1). Based on the current timetable, the construction at the Gushu area is expected to commence no earlier than 2017.

Organizational Structure

The chart as below and on the next page shows our organizational structure of our principal subsidiaries at December 31, 2014.

Capital Expenditures

The following chart illustrates the amounts of our principal capital expenditures and divestitures (in thousands of dollars) during each of the past three years ended December 31:

Currently, our Board has already approved capital expenditures of $40 million to develop two parcels of land in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, of which $39 million has been allocated for the project in Guangming, Shenzhen, and $1.0 million has been allocated for the project in Gushu, Shenzhen. In relation to the land parcels (in both Guangming and Gushu), the construction permit application processes have been proceeding smoothly, and we are in the process of selecting the suitable and qualified professional architectural firm. We also believe that we will be able to obtain the necessary permits and approvals to carry out our property development projects in due course. Specifically, the construction phase of the Guangming project (Phase 1) is expected to commence in Q1 of 2016.

Our major capital expenditures in 2014 included:

•	$1.2 million for Guangming land project and $0.1 million for Gushu land project.

For 2012 and 2013, our major capital expenditures are included in current assets of discontinued operations which are mainly for our production operations ceased in 2014.

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

Historical Business Overview

We are a British Virgin Islands holding company and conduct substantially all of our business through our operating subsidiaries in China. Upon the cessation of our original core business of LCM production in April 2014, and changing of our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc., we transformed our core business from the EMS industry to property development and management. In addition, we also completed the sale of all of our EMS manufacturing equipment as of September 2014 to third parties and our last remaining production line in Wuxi had been removed in September 2014. We currently focus our efforts on redeveloping two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land into high-end commercial complexes. We believe these projects will contribute to our profit in the future.

For our land in Gushu, Shenzhen, China, we have obtained the project initiation approval for the development of phase 1 of Gushu land (which consists approximately half of the entire parcel of land in Gushu) from the land department of the local government and we will continue to apply for all other necessary permits and approvals in due course. We expect that it will take approximately one and half year for us to obtain all permits and approvals for the commencement of the phase 1 construction. After the completion of phase 1 construction (which is expected to take approximately three years), we intend to apply the necessary permits and approval for the construction of the phase 2 (on the other half of the Gushu land). However, we have not established a definitive timetable yet. For the time being, the property at phase 2, which consists of the buildings of our former production plant, is being rented to a third party lessee for a term of three years. Based on the current timetable, the construction at the Gushu area is expected to commence no earlier than 2017.

For our land in Guangming, Shenzhen, China, no project initiation approval for the development is required and we are in the process of applying for other necessary permits and approvals. We are in the process of selecting the suitable and qualified professional architectural firm for the next stage of the project. The construction phase of the Guangming project (Phase 1) is expected to commence in Q1 of 2016. The Guangming project (Phase 2) will commence upon the completion of Guangming project (Phase 1).

For our land in Wuxi, Jiangsu, China, we intended to dispose all of it. We have obtained a formal consent by Wuxi local government to repurchase a portion of the land, which we described as Phase II land, and signed the contract in December 2014 and we will book the receivables for it in 2015. The remaining Wuxi facilities, including the Phase I land, are being listed as for sale by the real estate agents.

We are seeking potential joint-venture opportunities with other potential developers as business partners to develop these projects.

To this effect, we have engaged external agents to source suitable, capable and experienced joint venture partners. Before a joint venture partner is secured, we will work with other external professional firms in all material matters concerning our permit applications. In the event that no suitable joint venture partners can be found, we will continue with the land development projects mainly by relying on and supported by external professional firms. The construction permit application processes for both projects have been proceeding smoothly, and we believe that we can obtain the necessary permits and approvals to carry out the next stage of our property development projects. At this juncture, we do not foresee any immediate difficulties in the application process.

Our Customers

Prior to the complete cessation of our EMS business around April 2014, we have had substantial recurring sales for discontinued operations from certain existing customers. Approximately 100% of our 2014 net sales for discontinued operations came from customers we provided services to in 2013. While we sought to diversify our customer base, a small number of customers generated a significant portion of our sales. Sales to our two largest customers accounted for 92.9%, 99.3% and 100.0% of our net sales during the years ended December 31, 2012, 2013 and 2014, respectively, and sales to our largest customer accounted for 50.1%, 88.2% and 72.0% of our net sales during the same periods, respectively. In early 2014, upon losing our remaining largest customer, we decided to formally cease our core business of LCM production by the end of April 2014 and sold all of our machinery and production lines in all our facilities thereafter. Sales to customers accounting for 10% or more of our net sales in the years ended December 31, 2012, 2013 or 2014 (listed in order of our net sales during 2014) were as follows:

	Year ended December 31,
	2012	2013	2014
Customer A	50.1%	88.2%	72.0%
Customer B	42.8%	11.1%	28.0%

Our OEM customers based on net sales during 2014 were the following (listed alphabetically):

Customer	Products
OEM 1	LCD modules
OEM 2	LCD modules, FPC subassemblies and PCB modules

At any given time, different customers account for a significant portion of our business. Percentages of net sales to customers vary from quarter to quarter and from year to year and fluctuate depending on the timing of production cycles for particular products.

Sales to our OEM customers were based primarily on purchase orders we receive from time to time rather than fixed, long-term purchase commitments from our customers. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we occasionally purchased raw materials based on such customers’ rolling forecasts. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers made it difficult for us to predict revenue accurately long term. Even in those cases where customers were contractually obligated to purchase products from us or repurchase unused inventory from us, we sometimes elected not to enforce our contractual rights immediately because of the long-term relationships and for other business reasons. Instead we negotiated accommodations with customers regarding particular situations.

Upon the cessation of our LCM manufacturing business in April 2014, we formally transformed our core business from the EMS industry to property development and management. After April 2014, we have two main customers for land and building lease for our parcel of land in Guangming, Shenzhen and existing buildings in our Gushu, Shenzhen manufacturing facilities.

Our Products

Between 2012 and the complete cessation of our EMS business around April 2014, we operated and presented three reportable segments, namely: Telecommunication Components Assembly (“TCA”), Flexible Printed Circuit (“FPC”) and Consumer Electronics and Communication Products (“CECP”).

In 2012, the CECP segment fell below the threshold prescribed under FASB ASC 280-10-50-12 and the CECP segment was combined with the TCA segment. The net loss from the FPC segment was above the threshold prescribed under FASB ASC 280-10-50-12 and the FPC segment was separated from the TCA segment in 2012.

In 2013, we operate and present only one business segment, TCA, because the FPC segment has been discontinued in the first quarter of 2013. The segment information in 2011 and 2012 has been restated at the time in order to conform to the change in segment reporting in 2013 in accordance with FASB ASC 280-10-50-34.

In 2014, we discontinued the TCA segment in the first quarter of 2014. As a result, no segment information are disclosed in 2012, 2013 and 2014 in order to conform with the change in segment information in 2014 in accordance with FASB ASC 280-10-50-34.

Our Suppliers

Prior to the complete cessation of our EMS business around April 2014, we purchased thousands of different component parts from numerous suppliers, which we approved based on their quality, cost and services. For some components, we had chosen, for strategic reasons, to rely on a single supplier. We purchased components from suppliers located in Japan, China and other countries. Our general practice was to purchase components upon receipt of purchase orders from customers and pursuant to the customer’s authorization in order to minimizing our inventory risk.

The major component parts we purchased include the following:

•	Integrated circuits or “chips”, most of which we purchased from three Japan based electronic components manufacturers, of which one ranks among top ten in the industry;

•	LCD panels, which were available from many manufacturers. Since 2007, we have purchased LCD panels from two Japan based internationally reputable LCD panels manufacturers that each ranks among the top manufactures in the industry;

•	Light-emitting diodes, or LEDs, are semiconductor devices that emit incoherent narrow-spectrum light when electrically biased in the forward direction. This effect is a form of electroluminescence. LEDs are small extended sources with extra optics added to the chip, which emit a complex intensity spatial distribution. We purchased LEDs primarily from one Japan based internationally reputable LCD manufacturer that ranks among the top manufactures in the industry.

Whenever practical, we will consider using domestic PRC suppliers who are often able to provide their products at lower cost than overseas suppliers and with shorter lead times.

Property, Plant and Equipment

Our registered office in the British Virgin Islands is located at McNamara Chambers, 2nd Floor, 116 Main Street, Road Town, Tortola, British Virgin Islands. Corporate administrative matters in the British Virgin Islands are conducted at this office through our registered agent, McNamara Corporate Services Limited.

The table below lists the locations, square footage, principal use and the expiration dates of land use rights on the facilities used in our principal operations as of December 31, 2014:

Location	Approximate Square Footage	Principal or Presently Contemplated Use	Owned(1) or lease expiration date

Principal Facilities
Hong Kong	2,200	Building for administration	Owned
Gushu, Shenzhen, China	521,212	Building leased to third parties	2049	(2)
	562,402	Building for administration	2043	(2)
Guangming, Shenzhen, China	1,116,638	Raw land	2057	(3)
Wuxi, Jiangsu Province, China (Phase I)	470,360	Building for administration	2056	(4)
Wuxi, Jiangsu Province, China (Phase II)	476,553	Raw land	2062	(5)

(1)	Only the PRC government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the PRC government that gives us the right to use the land for 50 years. Similarly, the lands which we have acquired in Wuxi and Guangming Shenzhen will be by 50-year land leases. Our understanding of the practice as it exists today; at the expiration of the land lease, we may be given the right to renew the lease.
(2)	Our principal manufacturing facilities occupy two parcels of adjacent land of $0.3 million square feet and 0.3 million square feet, respectively, with 50-year land leases that we acquired in 1993 and 1999, respectively. We plan to develop and convert this parcel of land of a total of approximately $0.6 million square feet into high-end commercial complexes.
(3)	Raw land. To meet the requirement of water environment renovation project, the Government expropriated an area of 153,507 square feet on November 20, 2014 with the consideration of $1.1 million. We plan to develop and convert this parcel of land into high-end commercial complexes.
(4)	Construction was completed in 2009 and mass production at this factory began in 2010 and operation ceased in June 2013. The remaining Wuxi facilities, including the Phase I land, continue to be listed for sale by the real estate agents.
(5)	Raw land. We have signed an agreement to sell the Wuxi Phase II land to the local government in December 2014. Upon receiving the deposit from the local government in 2015, we will proceed with the change of land title and the transaction is expected to be completed in 2015.

Hong Kong

In October 2005, Nam Tai restructured its subsidiaries to focus its operations in China. We now only maintain a minimal workforce in Hong Kong.

Gushu, Shenzhen, China

Principal Manufacturing Facilities

Our principal manufacturing facilities are located in Gushu, Baoan County, Shenzhen, China. In December 1993, we acquired a 50-year lease for the land on which these facilities are located and initially built a manufacturing facility consisting of approximately 160,000 square feet of manufacturing space, 39,000 square feet of office space, 212,000 square feet of dormitories and 26,000 square feet of full service cafeteria, recreation facilities and a swimming pool. Over the years beginning in November 2000, we have made several additions to these facilities, including:

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

Currently, within this manufacturing facilities approximately 521,212 square feet is being rented out third party since May 2014 for three years and 562,402 square feet is reserved for use by our internal administration department.

We ceased our core business of LCM production at our Shenzhen manufacturing facilities at the end of April 2014. We sold all of our machinery and production lines at our Gushu, Shenzhen manufacturing facilities and the sales have been finalized in April 2014. We plan to develop and convert the parcel of land of approximately 0.6 million square feet that our Shenzhen office currently occupies, into high-end commercial complexes in the next four to seven years.

Wuxi, China

We began construction of our Wuxi manufacturing facilities in January 2008 on approximately 470,000 square feet of land we acquired in December 2006, or what we called Wuxi Phase I land. We completed construction in 2009 and by the end of 2009 we had installed machinery and equipment to manufacture FPC boards and FPC subassemblies, providing approximately 150,700 square feet of space to manufacture FPC Boards and FPC subassemblies. The Wuxi factory was first earmarked to manufacture FPC boards, followed by FPC subassemblies and then other electronic products assemblies such as LCD modules. We began manufacturing operations at this factory in 2010. However, in 2013, after the final evaluation on the viability of our business of FPC and LCM production, we discontinued our production operations of FPC and LCMs for tablets located primarily in our Wuxi manufacturing facilities at the end of March 2013 and June 2013, respectively, due to a lack of customer orders. The production operations at our Wuxi manufacturing facilities has ceased entirely by June 2013. We sold all of our machinery and production lines and sales have been finalized in September 2014. Currently, the factory building is being listed for sale.

We have acquired the land use rights of another two parcels of raw land of approximately 476,553 square feet, or our Wuxi Phase II land, situated near the first parcel we used for our manufacturing facilities. The land use right certificate in respect of the Wuxi Phase II land with carrying amount of $1.7 million has been issued by the relevant government authority in the PRC on March 4, 2014. On June 26, 2014, we obtained a formal consent to repurchase the Wuxi Phase II land by Wuxi local government. We signed the contract to sell back the Wuxi Phase II land in December 2014.

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

Impact of Foreign Currency Fluctuations

Prior to the cessation of LCM manufacturing business, we sell most of our products in U.S. dollars and pay our expenses in U.S. dollars, Hong Kong dollars and RMB. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of the RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, at 1:8.11, resulting in an approximate 1.9% appreciation in the value of the RMB against the U.S. dollars from July 2005 to the end of 2005. The following chart illustrates the fluctuations since the July 31, 2006 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each year from December 31, 2006 to December 31, 2014.

(1)	RMB to U.S. dollar data presented in this chart was derived from the historical currency converter available at http://forex-history.net.
(2)	If the end of a year fell on a Saturday or Sunday, exchange rate information is provided as of the previous Friday.

The appreciation and depreciation of the RMB compared to the U.S. dollar increases and decreases our costs and expenses to the extent paid in RMB, respectively. Approximately 5%, 2% and 20% of our total cost and expenses and nil, nil and 12% of our rental costs were in RMB during the years ended December 31, 2012, 2013 and 2014, respectively.

The following table shows the percentage fluctuation in the exchange rate of the RMB to the U.S. dollar during each of the past three years ending December 31:

RMB Exchange Rate to US$1.00 at December 31(1)
2012		2013		2014
Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)
6.231	1.19%	6.054	2.84%	6.207	(2.53%)

(1)	RMB to U.S. dollar data presented in this table were derived from the historical currency converter available at http://forex-history.net.
(2)	From exchange rate at preceding December 31.

In mid-2008, the PRC government halted the appreciation of the RMB against the U.S. dollar as it did prior to July 21, 2005 because of concerns that a stronger RMB made PRC exports less competitive during a global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the U.S. dollar during 2009. However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the U.S. dollar, increasing approximately 1.19%, 2.84% during 2012 and 2013, respectively and decreasing approximately 2.53% during 2014.

Income Taxes

Under current BVI law, our income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below.

Under current Cayman Islands law, NTEEP is not subject to any profit tax in the Cayman Islands because it has no business operations in the Cayman Islands. However, it may be subject to Hong Kong income taxes as described below since it is registered in Hong Kong before May 2014. Since May 2014, NTEEP was not registered in Hong Kong and not subject to any profit tax in Hong Kong.

Under current BVI law, NTHL is not subject to any profit tax in the BVI because it has no business operations in the BVI. However, it may be subject to Hong Kong income taxes as described below since it is registered in Hong Kong in November 2012.

Our subsidiaries operating in Hong Kong are subject to an income tax rate of 16.5% for the years ended 2012, 2013 and 2014. We calculate income tax provision by applying the income tax rate to our estimated taxable income earned in or derived from Hong Kong during the applicable period.

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

Tax Year	Rate under EIT for enterprises previously subject to 15% tax rate	Rate under EIT for enterprises previously subject to 24% tax rate
2010	22%	25%
2011	24%	25%
2012	25%	25%
2013	25%	25%
2014	25%	25%

Our effective tax rates were (656)%, (36)% and nil for each of the three years ended December 31, 2012, 2013 and 2014, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31,
	2012	2013	2014
Applicable statutory tax rates	25%	25%	25%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(68)%	12%	(13)%
Change in valuation allowance	(1,042)%	17%	(5)%
Reversal of deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	—	(36)%	—
Effect of loss/income for which no income tax benefit/expense is receivable/payable	22%	(48)%	(9)%
Other items	407%	(6)%	2%

Effective tax rates	(656)%	(36)%	—

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

Provision for bad debts

Our accounts receivable balance is recorded net of provision for amounts not expected to be collected from customers. Because our accounts receivable are typically unsecured, we periodically evaluate the collectability of accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, we analyze financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to us, we create a specific allowance that is determined to be appropriate for the perceived risk. If the financial condition of a customer deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

An allowance of nil, nil and nil was made against our accounts receivable at December 31, 2012, 2013 and 2014, respectively.

Impairment of Long-lived Assets

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

From the forgoing, we concluded that the carrying amounts of our long-lived assets were not impaired at December 31, 2012.

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

However, due to the reclassification of the long-lived assets at our Wuxi and Shenzhen manufacturing facility as assets held for sale following the cessation of our Wuxi manufacturing facilities, a loss of $19.0 million was recognized to write down the assets held for sale to their fair values in 2014.

Our assessments of impairment of long-lived assets, and our periodic review of the remaining useful lives of our long-lived assets are an integral part of our ongoing strategic review of its business and operations. Therefore, future changes in our strategy and other changes (including the discount rate and expected long-term growth rate) in our operations could impact the projected future operating results that are inherent in our estimates of fair value, resulting in impairments in the future.

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

Workforce Reduction

In 2012, 2013 and 2014, we have incurred employee severance payment of approximately nil, nil and $0.1 million respectively. We ceased production operations in Wuxi entirely in June 2013. In addition, after the final evaluation on the viability of our core operations of LCM production, we have discontinued our core business of LCM production at our Shenzhen manufacturing facilities at the end of April 2014 due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. Accordingly, we accrued $14.0 million for discontinued operations in lay-off costs for employee severance benefits in 2013 which was paid in 2014. In 2014, we accrued $0.1 million in lay-off for employee severance benefits which was paid in January 2015. For a breakdown of these severance expenses and additional information, see Note 18 “Employee Severance Benefits” of our consolidated financial statements.

Summary of Results

With the cessation of the LCM production in April 2014, we transformed our core business from the EMS industry to property development and management industry and sold all of our machinery and production lines in all our facilities thereafter. We currently focus our efforts on redeveloping two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land into high-end commercial complexes. Subsequently, we believe our principal income in the future will be derived from the rental income from the commercial complexes.

We recorded a year-over-year rental income growth of 1,621% for 2014 when compared with 2013 because the portion of Shenzhen’s factory has been rented out since May 2014.

The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,			% increase/(decrease)
	2012	2013	2014	2013 vs 2012		2014 vs 2013
Rental income	$92	$136	$2,341	47.8%		1,621.3%
Net rental income	$30	$68	$1,268	126.7%		1,764.7%
Operating loss	$(4,582)	$(7,397)	$(12,149)	n/a	(1)	n/a	(1)
(Loss) income from continuing operations, net of income tax	$(2,882)	$5,259	$(5,416)	n/a	(1)	n/a	(1)
Income (loss) from discontinued operations, net of income tax	$69,803	$(4,962)	$(20,172)	n/a	(1)	n/a	(1)
Consolidated net income (loss)	$66,921	$297	$(25,588)	(99.6)%		n/a	(1)
Basic (loss) earnings per share from continuing operations	$(0.06)	$0.12	$(0.12)	n/a	(1)	n/a	(1)
Basic earnings (loss) per share from discontinued operations	$1.55	$(0.11)	$(0.46)	n/a	(1)	n/a	(1)
Basic earnings (loss) per share	$1.49	$0.01	$(0.58)	(99.3)%		n/a	(1)
Diluted (loss) earnings per share from continuing operations	$(0.06)	$0.12	$(0.12)	n/a	(1)	n/a	(1)
Diluted earnings (loss) per share from discontinued operations	$1.54	$(0.11)	$(0.46)	n/a	(1)	n/a	(1)
Diluted earnings (loss) per share	$1.48	$0.01	$(0.58)	(99.3)%		n/a	(1)

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of rental income for the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
	2012	2013	2014
Rental income	100.0%	100.0%	100.0%
Rental expense	(67.4)%	(50.0)%	(45.8)%

Net rental income	32.6%	50.0%	54.2%
General and administrative expenses(1)	(5,013.0)%	(5,489.0)%	(573.1)%

Operating loss	(4,980.4)%	(5,439.0)%	(518.9)%
Other income (expenses), net	2,352.2%	4,661.1%	(101.7)%
Interest income	2,214.1%	3,631.6%	391.8%
Interest expense	—	—	(2.6)%

(Loss) income before income tax	(414.1)%	2,853.7%	(231.4)%
(Loss) income tax expenses	(2,718.5)%	1,013.2%	—

(Loss) income from continuing operations, net of income tax	(3,132.6)%	3,866.9%	(231.4)%
Income (loss) from discontinued operations, net of income tax	75,872.8%	(3,648.5)%	(861.6)%

Consolidated comprehensive income (loss) attributable to Nam Tai shareholders	72,740.2%	218.4%	(1,093.0)%

(1)	General and administrative expenses include employee severance benefits of nil, nil and $0.1 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Rental Income. Our rental income increased to $2.3 million for 2014, up from $0.1 million in 2013. This increase was mainly related to the portion of our factory located in Gushu, Shenzhen, rented out since May 2014.

General and Administrative Expenses. Our general and administrative expenses increased to $13.4 million in 2014 from $7.5 million in 2013. The $5.9 million increase was mainly attributable to increases of $4.9 million for salaries and benefits comprised of compensation obligation payable to CFO of $3 million and additional incentive bonus of $1.1 million based on performance according to approved budget for 2014.

Other Income (Expense), Net. During 2014, our other expense was $2.4 million compared to income of $6.3 million in 2013. The decrease was mainly attributable to the loss on currency exchange due to the depreciation of the RMB against USD in 2014.

Interest Income. Our interest income was $9.2 million, which increased by $4.3 million from $4.9 million in 2013. The increase was primarily the result of more RMB term deposits placed at longer tenure and with higher interest rate in 2014 than in 2013.

Income Tax (Recovery) Expenses. Income tax expense was nil, which was mainly due to the loss before income tax resulted from the termination of LCMs productions in April 2014. Our income tax recovery represented the reversal of deferred tax liabilities of $1.4 million because management decided to retain the undistributed earnings in our subsidiaries in the PRC for the change of core business in 2013.

(Loss) Income from Continuing Operations. Our loss from continuing operations of $5.4 million mainly included accrual of compensation obligation payable to CFO of $3.0 million and loss on currency exchange of $2.3 million, compared to income from continuing operations of $5.3 million in 2013.

Loss from Discontinued Operations. Our net loss from discontinued operations amounted to $20.2 million (2013: net loss of $5.0 million). In 2014, after the final evaluation on the viability of our core operations of LCM production, we decided to formally discontinue our core business of LCM production in Shenzhen due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. The production operations at our Gushu, Shenzhen manufacturing facilities ceased entirely in April 2014. The increase in loss from discontinued operations was mainly attributable to an impairment charge of $19.0 million on assets held for sale in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Rental Income. Our rental income increased to $0.1 million for 2013 up from $0.09 million in 2012. This increase was mainly related to the portion of our land located in Guangming, Shenzhen, rented out in 2013.

General and Administrative Expenses. Our general and administrative expenses increased to $7.5 million in 2013, from $4.6 million in 2012. The $2.9 million increase was mainly attributable to increases of $1.5 million for salaries and benefits.

Other Income, Net. During 2013, our other income was $6.3 million compared to income of $2.2 million in 2012. The increase of $4.2 million was mainly attributable to the increased by $1.8 million on gain on exchange difference due to the appreciation of the RMB against USD, and legal liability provision on legal case reversal of $1.0 million and income from sanctioned payment of $1.1 million upon the resolution of a legal dispute in 2013.

Interest Income. Our interest income was $4.9 million, which increased by $2.9 million from $2.0 million in 2012. The increase was primarily the result of more RMB term deposits with higher interest rate in 2013 than in 2012.

Income Tax (Expenses)Recovery. Income tax recovery of $1.4 million represented the reversal of deferred tax liabilities of $1.4 million because management decided to retain the undistributed earnings in our subsidiaries in the PRC for the change of core business in 2013. Income tax expense was $2.5 million for reversal of deferred tax assets in 2012.

Income (loss) from Continuing Operations. Our income from continuing operations was amount to $5.3 million compared to a loss of $2.9 million in 2012.

Income (Loss) from Discontinued Operations. Our net loss from discontinued operations was $5.0 million in 2013 compared to net income of $69.8 million in 2012. The production operations at our Wuxi manufacturing facilities ceased entirely in June 2013 and we accrued an impairment loss of $35.0 million on fixed assets in 2013. The decrease of income from discontinued operations was principally attributable to the decrease of $269.2 million of sales.

Liquidity and Capital Resources

Liquidity

We have financed our operations and met our cash flow obligations primarily from internally generated funds, and the proceeds from the sale of our machinery and production lines in all our facilities we owned in PRC.

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

We had working capital of $280.2 million at December 31, 2014 compared to net working capital of $316.5 million at December 31, 2013. The principal components of our working capital at December 31, 2014 and December 31, 2013 consisted of cash and cash equivalents, accounts receivable, inventories, short term investments and assets held for sale. The decreases in these components at December 31, 2014 from levels at December 31, 2013, primarily resulted from the $22.5 million decrease in asset held for sale in 2013.

For 2015, our planned capital expenditures will be $40.0 million to develop the land in Guangming, Shenzhen, which the board of directors has approved on October 31, 2014. We believe that our level of internal resources, which include cash and cash equivalents, short term investments, and available borrowings under our credit facilities, and our working capital requirements are sufficient to maintain our business operations for at least the next twelve months. Should we desire to pursue acquisition opportunities or undertake additional significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. We cannot assure you that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.

The following table sets forth, for the years ended December 31, 2012, 2013 and 2014, selected consolidated cash flow information ($ in thousands):

	Year Ended December 31,
	2012	2013	2014
Net cash provided by (used in) operating activities	$109,771	$82,042	$(10,360)
Net cash (used in) provided by investing activities	$(66,928)	$(140,383)	$141,244
Net cash (used in) provided by financing activities	$(4,163)	$(32,877)	$18,947

Net increase (decrease) in cash and cash equivalents	$38,680	$(91,218)	$149,831

Net cash used in operating activities for 2014 was $10.4 million. This consisted primarily of a $25.6 million consolidated net loss, a decrease in accounts payable of $95.3 million and a decrease in accrued expenses and other payables of $21.8 million. Net cash used in operating activities was partially offset by $4.6 million of non-cash item depreciation and amortization and $19.1 million of impairment loss on fixed asset and land use right, a decrease in accounts receivable of $73.0 million and a decrease in inventories of $30.5 million.

Net cash provided by investing activities was $141.2 million for 2014, consisting primarily of $22.7 million for proceeds from disposal of property, plant and equipment and $116.3 million for short term investments maturing over three months.

Net cash provided by financing activities was $18.9 million for 2014, representing short term bank borrowing of $40 million. Net cash provided by financing activities was partially offset by $17.6 million payment for shares repurchase program and $3.6 million cash dividends paid.

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

Net cash provided by operating activities for 2012 was $109.8 million. This consisted primarily of a $66.9 million consolidated net income, and $26.1 million of non-cash item depreciation and amortization, an increase in accounts payable of $104.4 million, an increase in accrued expenses and other payables of $15.3 million and a decrease in net deferred tax asset of $5.5 million. Net cash provided by operating activities was partially offset by an increase in accounts receivable of $81.2 million, an increase in inventories of $25.1 million, and an increase in prepaid expenses and other receivables of $10.0 million.

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

For the years ended December 31, 2012, 2013 and 2014, we had no guaranteed loans.

We had no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect our liquidity.

Capital Resources

As of December 31, 2014, we had $212.8 million in cash and cash equivalents and $85.3million of short term investments, compared with $68.7 million in cash and cash equivalents and $201.6 million of short term investments, as of December 31, 2013.

As of December 31, 2014, we had in place $40.6 million of general banking facilities with financial institutions. The banking facility at December 31, 2014 will mature or renew in 2015. These banking facilities (which are not considered guaranteed loans) are secured by cross guarantee given by NTISZ together with Zastron Shenzhen or alone. As of December 31, 2014, we had $212.8 million in cash and cash equivalents, $85.3 million of short term investments and available unused credit facilities of $0.6 million, which are sufficient to meet our business operations’ needs for the next 12 months.

As of December 31 2014, we had no long-term bank loans.

Our contractual obligations, including purchase obligations as of December 31, 2014 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments (in thousands) due by period
Contractual Obligations	Total	2015	2016 to 2017	2018 to 2019	After 2020
Other purchase obligations	1	1	—	—	—

Total	$1	$1	$—	$—	$—

With the exception of a requirement for PRC subsidiaries that about 11% of profits after tax be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends from the PRC once all taxes are paid and assessed and losses, if any, from previous years have been made good.

Impact of Inflation

Historically, inflation in China, where virtually all of our assets and employees are located, has had little impact on our business because we have been able to increase the price of our services and products to keep pace with inflation. However, in addition to the appreciation of the renminbi to the U.S. dollar, inflation in China has recently affected us significantly. China’s consumer price index, the broadest measure of inflation, up 0.8% in January 2015 from the level in January 2014. The wages we pay our employees also increased substantially in 2014. At December 31, 2014, the average wage level of our direct labor workforce was approximately 13.0% higher than that at December 31, 2013. China’s overall economy and the average wage in the PRC are expected to continue to grow.

Continuing inflation and material increases in the cost of labor could diminish our competitive advantage. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.

Recent Changes in Accounting Standards

In March 2014, the FASB issued ASU 2014-06, “Technical Corrections and Improvements Related to Glossary Terms”. The amendments in this Update relate to glossary terms and cover a wide range of Topics in the Codification. These amendments are presented in four sections: Deletion of Master Glossary Terms (Section A), Addition of Master Glossary Term Links (Section B), Duplicate Master Glossary Terms (Section C), and Other Technical Corrections Related to Glossary Terms (Section D). The amendments in this Update do not have transition guidance and will be effective upon issuance for both public entities and nonpublic entities. The Company is currently evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). The amendments in ASU 2014-08 change the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, disposals representing a strategic shift in operations should be presented as discontinued operations. Additionally, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income and expenses of discontinued operations. The amendments in ASU 2014-08 are effective prospectively for all disposals (or classifications as held for sale) of components of an entity, and for all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company is currently evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with early application not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The Company is currently evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (“ASU 2014-12”). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). The amendments in ASU 2015-01eliminate from U.S. GAAP the concept of extraordinary items. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The adoption of ASU 2015-01 is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The amendments in ASU 2015-02 change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this ASU are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this ASU using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The adoption of ASU 2015-02 is not expected to have a material impact on the Company’s consolidated financial statements.

Trend Information

In 2014, due to a customer’s repeated and continuous changes in its formal purchasing orders without a suitable commitment, we evaluated the viability of our core business of LCM production and we decided to formally cease our core business of LCM production at our Gushu, Shenzhen. Manufacturing facilities by the end of April 2014 and sold all of our machinery and production lines in all our facilities thereafter. The sales have been finalized in April 2014.

With the cessation of the LCM business in April 2014, we have been focusing our effort in developing the land parcels in Gushu and Guangming, Shenzhen, respectively, by converting these two parcels of land into high-end commercial complexes. Upon the completion of development of these two parcels of land, we will become the landlord and manager of the commercial complexes. We are in the process of seeking potential joint venture partners for the development of the land parcels in Shenzhen. To this effect, we have engaged external agents to source suitable, capable and experienced joint venture partners.

Off-balance Sheet Arrangements

For 2014, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Managers

Our current directors and senior management, and their ages as of March 1, 2015, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries
Koo Ming Kown	70	Nam Tai’s Executive Chairman, Chief Financial Officer
Liu Pi Hao(1)	51	Nam Tai’s Chief Executive Officer
Peter R. Kellogg	72	Member of the Board of Directors
Dr. Wing Yan (William) Lo	54	Member of the Board of Directors
Charles Chu	58	Member of the Board of Directors
Mark Waslen	54	Member of the Board of Directors
Lorne Waldman(2)	48	Member of the Board of Directors

(1)	Mr. Liu Pi Hao was appointed as the Chief Executive Officer of Nam Tai effective on August 15, 2014.
(2)	Mr. Lorne Waldman was appointed as one of the independent directors on March 1, 2015.

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

Liu Pi Hao. (Year of Birth: 1963). Mr. Liu currently serves as the Chief Executive Officer of Nam Tai. He joined Nam Tai as a Production Assistant General Manager in Operations Department on November 15, 1999. During his 15 years tenure with Nam Tai, he served Nam Tai in various capacities, including Assistant General Manager of R&D, Assistant General Manager of Quality Department, Director & Vice General Manager of the GM Office, and Vice President of the Purchasing Department.

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

Dr. Wing Yan (William) Lo. (Year of Birth: 1961) Dr. Lo has served on our Board of Directors since July 8, 2003. From 1998 to 1999, Dr. Lo served as the Chief Executive Officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. From 2002 to 2006, Dr. Lo served as Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. Until mid-2009, Dr. Lo served as Vice Chairman and Managing Director of I.T. Limited, a Hong Kong retailer in the fashion apparel market with stores in the PRC, Taiwan, Macao, Thailand and Middle East, listed on the Main Board of the Hong Kong Stock Exchange. From 2011 to 2014, Dr. Lo is the Vice-Chairman of South China Media Group, the largest publication company in Hong Kong on magazine publication and print media. Dr. Lo is currently the Vice-Chairman of Lovable International Holdings Ltd, a toys and children products group having both manufacturing facilities (Lovable Products) and one of the largest multi-brand distribution networks (Kidsland) in the PRC. Dr. Lo holds an M. Phil. and Ph.D. degrees from Cambridge University, England. He is also a governor of an independent school, the ISF Academy, as well as the Chairman of Junior Achievement Hong Kong. In 1998, Dr. Lo was appointed as a Hong Kong Justice of the Peace. In 2003, he was appointed as a Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating/Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.

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

Lorne Waldman. (Year of Birth: 1967). Mr. Waldman is currently the Senior Vice President, of Silvercorp Metals Inc, listed on both the New York and Toronto stock exchanges (both symbols: SVM). Silvercorp is the largest primary silver producer in China with mines in Henan and Guangdong Provinces. Prior to that, Mr. Waldman served as in-house legal counsel and corporate secretary within Nam Tai group from 1996 to 2007. Mr. Waldman earned a Masters of Business Administration and a law degree from the University of British Columbia and a Bachelor of Commerce degree from the University of Calgary, Canada.

Mr. Waldman is currently the Senior Vice President and in-house legal counsel of Silvercorp Metals Inc, the largest primary silver producer in China with mines in Henan and Guangdong Provinces of China, which is listed on both the New York and Toronto stock exchanges (both symbols: SVM). Prior to that, Mr Waldman served as in-house legal counsel and corporate secretary within Nam Tai group from 1996 to 2007. Mr. Waldman earned a Masters of Business Administration and a law degree from the University of British Columbia and a Bachelor of Commerce degree from the University of Calgary, Canada.

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

Compensation of Directors and Management

Compensation on an Aggregate Basis

The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2014 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $6.1 million.

During the year ended December 31, 2014, we granted to our directors, under our stock option plan, options to purchase an aggregate of 60,000 of our common shares at an exercise price of $8.05 per share. The exercise price of the shares covered by the options granted during 2014 was equal to the fair market value of our shares on the date of grant. The closing price of our common stock on the date of grant, June 6, 2014, was $8.05, as reported on the NYSE. The options granted during 2014 expire on the third anniversary of their grant date in 2017.

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

During 2012, a director (Mr. Koo) and our management were granted options to purchase 600,000 and 831,000 shares of the Company, respectively. These options granted in 2012 are exercisable at $6.66 and $5.63 per share, respectively, and will lapse on April 30, 2016 and April 26, 2015, respectively. The options granted to Mr. Koo became exercisable in April 2013. Of the options granted to our senior management, 50% became exercisable in 2013, 40% became exercisable in 2014. In January 2013 and June 2014, our senior management received the option certificates for the options that became exercisable.

Members of our senior management were eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Senior management is entitled to share up to 15% of the operating income, after tax, from the subsidiary in which they are employed for the year. In addition, members of our senior management are eligible to elect to receive stock options from our Stock Option Plans instead of receiving cash incentives. As mentioned above, during 2012, our management were granted options to purchase 831,000 shares of the Company and 50% of such options would become exercisable in 2013, 40% became exercisable in 2014. Members of our senior management have elected to receive the options granted to them in January 2013 and June 2014 and forfeited the cash incentives for year 2012 and 2013 respectively. On January 30, 2015, the Board of Directors has approved the extension of options previously granted to management for a period of 2 years from April 26, 2015.

We pay our directors, except for Mr. Koo, $4,000 per month for their services as directors, and $1,000 per meeting attended in person and $700 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.

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

The cost of our contributions to the staff retirement plans in Hong Kong and China amounted to approximately $3.9 million, $2.5 million and $0.4 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Compensation on an Individual Basis*

Directors Compensation

The following table presents the total compensation paid to each of our non-management directors during 2014:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Peter R. Kellogg	52,200	38,250	—	90,450
Charles Chu	57,200	38,250	—	95,450
Dr. Wing Yan (William) Lo	53,200	38,250	—	91,450
Mark Waslen	55,700	38,250	—	93,950

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees.
(2)	Consists of the US$ amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.
*	Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this Report and plan to do so in our proxy statement for our 2015 Annual Meeting of Shareholders (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefore promulgated under the Securities Exchange Act of 1934). See ITEM 3. Key Information of this Report under the heading “Risk Factors – Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections and information afforded to investors”. By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this Report or in our proxy statement, we are not undertaking any duty, and investors and others reviewing this Report should not expect, that we will continue to make such disclosures in any future Reports or in our proxy statements as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this Report may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this Report do not necessarily comply with the applicable requirements therefore under Form 10-K or Regulation 14A and this Report does not contain all disclosures required by ITEM 11 of Form 10-K or ITEM 8 of Schedule 14A of Regulation 14A.

Options Granted During the Year and Held by Directors, at December 31, 2014

Our policy is to grant to non-employee directors on an annual basis, upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. Accordingly, in June 2014, each of our non-employee directors was granted options to purchase 15,000 shares (a total of 60,000 shares for all of our non-employee directors) at an exercise price of $8.05 and they are exercisable immediately. These options lapse three years from the date of grant.

Compensation on an Individual Basis — Executive Officers

The following table sets forth a summary of the compensation which we (including our subsidiaries) paid during 2014 to Mr. Koo and our highest paid executive officers during 2014 who were serving at December 31, 2014.

Summary Compensation Table

Name and Principal Position	2012		2013		2014
Koo Ming Kown, Nam Tai’s Executive Chairman, Chief Financial Officer
Salary(1)	850,528	(3)	1,666,672	(3)	1,656,012	(3)
Other comp. and benefits(2)	607,756	(4)	1,135,632	(4)	3,754,785	(4)

Total(3)	1,458,284		2,802,304		5,410,797

Liu Pi Hao(5), Chief Executive Officer of Nam Tai
Salary(1)	172,042		194,263		213,715
Other comp. and benefits(2)	21,575		52,717		68,881

Total(3)	193,617		246,980		282,596

(1)	Consists of the basic salary earned by the named executive officers during the year indicated. Cash compensation included in the table was paid to Nam Tai’s senior executives in HK$ and RMB, respectively and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.75, $1.00:RMB6.18 for 2014, $1.00:HK$7.75, $1.00:RMB6.18 for 2013 and $1.00:HK$7.76 and $1.00:RMB6.30 for 2012, respectively.
(2)	To the extent applicable to the named individual, consists of amounts paid for housing, golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums, bonus and fees for annual physical examination. The value of stock options is not included.
(3)	Mr. Koo was appointed as Nam Tai’s Chief Financial Officer effective March 1, 2009. Prior to March 1, 2009, Mr. Koo served on Nam Tai’s Board of Directors as Non-executive Chairman of the Board and since March 1, 2009 has served as Executive Chairman of the Board. Mr. Koo’s salary for serving as Nam Tai’s Chief Financial Officer during 2012, 2013 and 2014 was $1.00 per month. Effective October 1, 2010, in addition to his duties as Nam Tai’s Chief Financial Officer, Mr. Koo was appointed as President of NTEEP, his salary for serving as Nam Tai’s Chief Financial Officer was confirmed at $1.00 per month and his salary for serving as President of NTEEP at approximately $1.7 million, $1.7 million, $0.9 million in 2014, 2013 and 2012, respectively.
(4)	“All other compensation and benefits” for 2014 includes fees for medical insurance, $0.8 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2014, but will be paid to Mr. Koo in 2015 and $3.0 million accrual of compensation obligation payable to CFO. “All other compensation and benefits” for 2013 includes fees for annual physical examination, $0.9 million share options to purchase an aggregate of 600,000 of our common shares at an exercise price of $6.66 per share, which became vested in April 2013 and $0.2 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2013, but was paid to Mr. Koo in January 2014. “All other compensation and benefits” for 2012 includes insurance premiums and fees for annual physical examination, $0.2 million in housing allowance provided for Mr. Koo, $0.3 million share options to purchase an aggregate of 600,000 of our common shares at an exercise price of $6.66 per share and $0.1 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2012, but is payable to Mr. Koo in February 2013.
(5)	Appointed as the Chief Executive Officer of Nam Tai effective on August 15, 2014.

Retirement Benefits

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund. The following table provides amount of contributions that the Company has made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

Name	Number of years of credited Service		Value at December 31, 2014 of Accumulated Benefits ($)	Company Payments During 2014 ($)
Koo Ming Kown	40.0	(1)	N/A	N/A
Liu Pi Hao(2)	15.1		N/A	N/A

(1)	Prior to October 2010, Mr. Koo’s services as our employee were for Nam Tai Property Inc., the ultimate parent, and as such he is not eligible under Hong Kong’s Mandatory Provident Retirement Fund. Accordingly, no contributions have been made for Mr. Koo. Although he was appointed President of our subsidiary, NTEEP, effective October 1, 2010, contributions are not required for Mr. Koo under Hong Kong’s Mandatory Provident Retirement Fund because he is over 65 years old.
(2)	Appointed as the Chief Executive Officer of Nam Tai effective on August 15, 2014.

Options Held by Executive Officers at March 1, 2015

Stock Options of Directors and Management

The following table provides information concerning the options owned by our current management and directors as of March 1, 2015.

Name	Number of common shares subject to option	Exercise price ($)	Expiration Date
Koo Ming Kown	600,000	6.66	April 30, 2016
Liu Pi Hao(1)	40,000	5.63	April 26, 2017

(1)	On January 30, 2015, our Board of Directors approved the extension of options previously granted to management for a period of two years from April 26, 2015

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

Shan-Nen Bong, Vice President Finance and Administration

Telephone: (86) 0755-27490666

Facsimile: (86) 0755-27472636

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

Committee Charters and Independence

The charters for our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee are available on our website at http://www.namtai.com/investors#investors/committee. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Report. Stockholders may request a copy of each of these charters from the address and phone number set forth above under “Corporate Governance Guideline”.

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

Our Compensation Committee consisted of four independent non-executive directors in 2014: Messrs. Chu, Waslen, Kellogg and Dr. Lo. Mr. Lorne Waldman was appointed as one of the independent non-executive directors and as Chairman of the Compensation Committee on March 1, 2015.

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

Stock Options of Directors and Management

During 2014, our non-employee directors were each granted options to purchase 15,000 shares of the Company. These options (a total of 60,000 options) and an aggregate of remaining balance of the 90,000 options granted in 2012 and 2013 but not yet exercised by our directors (a total of 150,000) were outstanding and held by our directors as of March 1, 2015. With the exception of Mr. Koo’s options, which will expire on April 30, 2016, the options granted in 2012 are exercisable at $5.34 per share and will lapse on June 5, 2015. The options granted in 2013 are exercisable at $7.5 per share and will lapse on May 31, 2016. The options granted in 2014 are exercisable at $8.05 per share and will lapse on June 5, 2017.

During 2012, a director (Mr. Koo) and our management were granted options to purchase 600,000 and 831,000 shares of the Company, respectively. These options granted in 2012 are exercisable at $6.66 and $5.63 per share, respectively, and will lapse on April 30, 2016 and April 26, 2015, respectively. On January 30, 2015, our Board of Directors approved the extension of options previously granted to management for a period of two years from April 26, 2015. The options granted to Mr. Koo to purchase 600,000 shares of the Company became exercisable in April 2013. Of the options granted to our senior management, 50% became exercisable in 2013, 40% became exercisable in 2014. In January 2013 and June 2014, our senior management received the option certificates for the options that became exercisable.

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

At March 1, 2015, we had options outstanding to purchase 150,000 shares and 1,025,500 shares held by four non-employee directors and one director and management, respectively. Under our existing stock option plans, options to purchase 1,041,869 shares were available for future grant. The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed with the SEC as Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the SEC on June 12, 2006. Amendments to our stock options were included with our form 6-K furnished to the SEC on November 13, 2006.

Employees

The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2012, 2013 and 2014.

		At December 31,
Geographic Location	Main Activity	2012	2013	2014
Shenzhen, PRC
	Manufacturing	4,565	2,662	—
	Project development	—	—	6
	Research and development	17	8	—
	Quality control	337	250	—
	Engineering	157	109	—
	Administration	194	119	47
	Marketing	18	6	—
	Support(1)	186	121	—

	Total Shenzhen	5,474	3,275	53
Wuxi, PRC
	Manufacturing	893	—	—
	Research and development	4	—	—
	Quality control	207	—	—
	Engineering	81	3
	Administration	118	21	5
	Marketing	7	—	—
	Support(1)	101	—	—

	Total Wuxi	1,411	24	5
Hong Kong
	Administration	8	6	6

	Total Hong Kong	8	6	6
Total Employees		6,893	3,305	64

(1)	Employees categorized in “support” include personnel engaged in procurement, customs, shipping and warehouse services.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Shares and Options Ownership of Directors, Senior Management and Principal Shareholders (outstanding)

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of March 1, 2015, by each person (or group within the meaning of Section 13(d) (3) of the Exchange Act) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management:

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	6,916,000	(2)	16.2%
Koo Ming Kown	5,922,486	(3)	13.7%
I.A.T. Reinsurance Syndicate Ltd.	5,774,800	(2)	13.6%
Charles Chu	32,500	(4)	*
Wing Yan (William) Lo	30,000	(5)	*
Mark Waslen	55,000	(6)	*
Liu Pi Hao	40,000	(7)	*

*	Less than 1%.
(1)	Percentage of ownership is based on 42,618,322 common shares outstanding as of March 1, 2015. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days of March 1, 2015 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Mr. Kellogg beneficially holds 6,916,000 common shares, including 5,774,800 common shares held indirectly through I.A.T. Reinsurance Syndicate Ltd. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of the shares held by I.A.T. Reinsurance Syndicate Ltd. Mr. Kellogg also holds options to purchase 45,000 shares, which he has received as of March 1, 2015, as a director of Nam Tai.
(3)	Mr. Koo beneficially owned 5,922,486 common shares jointly with Ms. Cho Sui Sin, Mr. Koo’s wife. Mr. Koo also holds options to purchase 600,000 shares, which he has received as of March 1, 2015, as CFO of Nam Tai.
(4)	Includes options to purchase 30,000 shares, which he has received as of March 1, 2015, as a director of Nam Tai.
(5)	Represents options to purchase 30,000 shares, which he has received as of March 1, 2015, as a director of Nam Tai.
(6)	Includes options to purchase 45,000 shares, which he has received as of March 1, 2015, as a director of Nam Tai.
(7)	Represents options to purchase 40,000 shares, which he has received as of March 1, 2015, as CEO of Nam Tai.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly through March 1, 2015.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of March 1, 2015, there were approximately 557 holders of record of our common shares. According to information provided to us by our transfer agent, 544 holders of record with addresses in the United States held 37,358,909 of our common shares at March 1, 2015.

The following table reflects the percentage ownership of our common shares during the last three years ended January 31, 2013, January 31, 2014 and March 1, 2015 by shareholders who beneficially owned 5% or more of our common shares during that period:

	Percentage Ownership(1)
	2013	2014	2015
Peter R. Kellogg(2)	14.4%	14.3%	16.2%
I.A.T. Reinsurance Syndicate Ltd.	12.9%	12.8%	13.6%
Koo Ming Kown(3)	11.7%	12.7%	13.7%
Kahn Brothers LLC(4)	6.4%	6.1%	6.9%

(1)	Based on 44,803,735, 45,272,735 and 42,618,322 common shares outstanding on January 31, 2013, January 31, 2014 and March 1, 2015, respectively. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days as of January 31, 2013, January 31, 2014 and March 1, 2015 have been considered outstanding for the purpose of computing the percentage of our outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Mr. Kellogg beneficially owned 6,450,000, 6,450,000 and 6,871,000 common shares, as of January 31, 2013, January 31, 2014 and March 1, 2015, including shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg is the sole holder of its voting stock but does not admit to its beneficial ownership and, as compensation granted to him for being a director of Nam Tai, options to purchase 45,000, 45,000 and 45,000 shares, on each of the respective date.
(3)	Mr. Koo, jointly with Ms. Cho Sui Sin, Mr. Koo’s wife, beneficially owned 5,242,786, 5,242,786 and 5,322,486 common shares as of January 31, 2013, January 31, 2014 and March 1, 2015, including, as compensation granted to him for being CFO of Nam Tai, options to purchase 600,000, 600,000 and 600,000 shares, on each of the respective dates.
(4)	Based on a Schedule 13G filed with the SEC by the beneficial holder on February 11, 2013 for its shareholding as of January 31, 2013, January 31, 2014 and a Schedule 13G filed with the SEC by the beneficial holder on February 2, 2015 for its shareholding as of March 1, 2015, respectively.

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

Financial Statements

Our consolidated financial statements are included this Form 20-F in the F pages following page 60.

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

(b) In addition to the assessment Determination of October 2007, in May 2008, the HKIRD issued a writ against NTTC claiming taxes in the amount of approximately $3.0 million for the taxable years from 1997/1998 to 2000/2001, partially overlapping the taxes against NTTC assessed by HKIRD in its assessment Determination of October 2007. Nam Tai’s defense was struck out by the District Court in Hong Kong. According to advice from Senior Counsel in Hong Kong, the Court of Appeal, or CA, was unlikely to disturb the findings of the District Court. Therefore, NTTC decided not to pursue an appeal against the decision of the District Court.

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

(c) NTGM has received demand letters from the HKIRD demanding payments of the judgment debts mentioned in paragraphs 2(a) and (b) above. On February 11, 2015, HKIRD issued a latest demand letter to NTGM demanding total payment of $1.1 million for above judgments.

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

Expected Dispositions of Tax Disputes with Inactive or Dormant Subsidiaries

HKIRD has not accepted the explanations that it was necessary for these subsidiaries to perform their individual functions for the whole Nam Tai group and therefore the management fees paid by the Company by contract to support and finance all the necessary overhead expenses of these subsidiaries (not located in Hong Kong) to contribute to the operations representing the administration and finance departmental functions from Vancouver, Canada and the BVI for the whole group under the corporate structure at that time were not regarded as necessary expenses by HKIRD.

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

Notices of Alleged Personal Liability for Additional Taxes Against Former Directors and Officers for Signing NTTC’s Tax Returns

In addition to the legal cases against the inactive or dormant subsidiaries of the Company discussed above, in January 2011, the HKIRD issued two Notices of intention to assess additional taxes separately and personally against two former directors and officers of NTTC in the amounts of approximately $1.5 million for the taxable years 1996/1997 and 1999/2000 and $0.7 million for the taxable year 1997/1998 (the “Notices”). The taxable years involved in the controversy date over 18 years ago and initial advice received from the Company’s tax advisor is that it is very rare for tax authorities to seek to attach personal liability on directors in this situation.

The two former directors and officers to whom the Notices have been directed signed the tax returns for and on behalf of NTTC and the HKIRD has by its Notices sought to hold them personally liable for additional taxes (by way of penalty) purportedly on the basis that the relevant tax returns of NTTC were incorrect and contained omissions and understatements in violation of the Inland Revenue Ordinance, the governing tax law of Hong Kong.

The Company and former Directors denied that any of NTTC’s tax return filings were incorrect or contained omissions and understatements in violation of the Inland Revenue Ordinance and believes that no incorrect tax return was ever filed.

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

The two former directors lodged an appeal to the Board of Review of the HKIRD against the Assessment Notices (the “BOR Appeal”) on May 24, 2013. The BOR Appeal was heard from January 26, 2015 to January 30, 2015 and no decision was reached at the timing of the filing of this Form 20-F.

On May 27, 2013, according to Company Indemnity Policy, the Company paid on behalf of the two former directors the additional tax as required under the Assessment Notices.

At this time, Nam Tai is unable to assess the potential impact of these proceedings on the Company. However, the Company may be required to indemnify and defend this matter for the former directors and officers. If forced to defend, the Company plans to do so vigorously.

Directors’ and Officers’ Liability Insurance

Nam Tai maintains a Directors’ and Officers’ Liability Insurance for certain claims or liabilities that may arise by reason of the status or service of its directors and officers (“the Policy”). Nam Tai has informed the insurance carriers of the Policy about the HKIRD’s Notices against NTTC’s two former directors. So far, the insurance carriers have raised no objection to the Notices constituting a claim under the terms of the Policy and have reimbursed Nam Tai for the legal costs and other expenses incurred by Nam Tai for defending the Notices. After the Additional Assessment Notices had been issued, the Insurers were informed of the same. The Insurers refused to reimburse for the additional tax under the Additional Assessment Notices and the associated legal costs and expenses incurred in both the BOR Appeal and the CA Appeal. Therefore, NTEI and the two former directors have commenced arbitration against the Insurers under the Policy on October 18, 2013 by issuing a Notice of Arbitration to claim for reimbursement of the additional tax and the legal costs and expenses of both the BOR Appeal and the CA Appeal. The insurers filed their Response to Notice of Arbitration on December 24, 2013. The two directors submitted their Witness Statement on November 30, 2014 and the hearing date has been scheduled in July 20 – 24, 2015.

NTP took out a new Directors’ and Officers’ Liability Insurance Policy with a new insurer for the year 2014.

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

As announced on November 4, 2013, the Company set payment of quarterly dividends for 2014 of $0.02 per quarter. All quarterly dividends scheduled for payment in 2014 were paid as scheduled.

On November 3, 2014, following its review of our financial results for the first nine months of 2014, our Board of Directors assessed our continuing improvement, the prevailing global economic conditions and the prospects of recovery, our operating income, current and estimated future cash, cash flow and capital expenditure requirements, and decided to pay quarterly dividends in 2015 according to the Schedule set forth below:

Dividends declared for 2015
Quarterly Payment	Record Date	Period Scheduled	Dividend per share
Q1 2015	December 31, 2014	before January 31, 2015(1)	$0.02
Q2 2015	March 31, 2015	before April 30, 2015	0.02
Q3 2015	June 30, 2015	before July 31, 2015	0.02
Q4 2015	September 30, 2015	before October 31, 2015	0.02

Total for full year 2014			$0.08

(1)	Dividends for Q1 2015 were paid on January 20, 2015.

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

The following table sets forth the total cash dividends and dividends per share we have declared during each of the five years ended December 31:

	Year ended December 31,
	2010	2011	2012	2013	2014
Total dividends declared (in thousands)	$8,961	$12,545	$26,882	$3,622	$3,409
Regular dividends per share	$0.20	$0.28	$0.60	$0.08	$0.08
Total dividends per share	$0.20	$0.28	$0.60	$0.08	$0.08

ITEM 9.	THE LISTING

Our shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the symbol “NTP”.

The following table sets forth the highest and lowest closing sales prices for our shares for each of the quarters in the year period ended December 31:

	2012			2013			2014
	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)
1st Quarter	$6.75	$4.86	105,690	$16.01	$11.60	678,237	$7.78	$5.30	367,690
2nd Quarter	6.05	4.75	97,033	13.76	5.55	704,297	8.11	5.91	241,313
3rd Quarter	11.47	5.77	647,651	8.79	5.57	640,439	7.67	5.85	134,093
4th Quarter	16.37	10.00	704,163	8.69	6.79	484,561	6.10	4.12	164,898

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

The following table sets forth the highest and lowest closing sale prices of our shares for the five years ended December 31:

Year ended December 31,	High	Low	Average Daily Trading Volume(1)
2010	$6.82	$4.07	113,831
2011	8.08	4.50	92,445
2012	16.37	4.75	388,504
2013	16.01	5.55	626,068
2014	8.11	4.12	225,267

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

The following table sets forth the highest and lowest closing sale prices of our shares during each of the most recent six months in the period ending February 28, 2015:

Month ended	High	Low	Average Daily Trading Volume(1)
September 30, 2014	$7.05	$5.85	138,048
October 31, 2014	6.10	5.08	163,533
November 30, 2014	5.69	4.53	189,119
December 31, 2014	4.84	4.12	145,406
January 31, 2015	4.93	4.42	94,491
February 28, 2015	5.16	4.55	113,586

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of March 1, 2015, we had 42,618,322 common shares outstanding.

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

Transfer Agent

Computershare, 480 Washington Blvd. Jersey City, NJ 07310, U.S.A., serves as transfer agent and registrar for our shares in the United States.

Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Nam Tai or any subsidiary of Nam Tai is a party, for the year immediately preceding the filing of this report:

On April 3, 2013, Nam Tai’s subsidiary, Wuxi Zastron Precision-Flex Co., Ltd. entered into a Banking Facilities Letter with China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, for Wuxi Zastron Precision-Flex Co., Ltd. to receive banking facilities of up to RMB100 million.

On April 3, 2013, Nam Tai’s subsidiary, Namtai Investment (Shenzhen) Co., Ltd. and Zastron Electronic (Shenzhen) Co., Ltd. signed a guaranty in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch in relation to the RMB100 million banking facilities granted to Wuxi Zastron Precision-Flex Co., Ltd.

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

On April 3, 2013, Nam Tai’s subsidiary, Zastron Electronic (Shenzhen) Co., Ltd. entered into a supplemental agreement and guaranty related Banking Facilities with China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch for Zastron Electronic (Shenzhen) Co., Ltd. to change the purpose for bank loan of up to RMB300 million (replacing the supplemental agreement and guaranty Letters entered into between Zastron Electronic (Shenzhen) Co., Ltd., and China Merchants Bank Co., Ltd on December 11, 2012 and Mar 29, 2012).

On April 3, 2013, Nam Tai’s subsidiary, Namtai Investment (Shenzhen) Co., Ltd. signed a guaranty in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch in relation to the RMB300 million banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd. (replacing a guaranty signed in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch in relation to the RMB300 million banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd).

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

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the Company’s shares.

PFIC Considerations

The determination of whether a corporation is a PFIC in any taxable year is made on an annual basis after the close of that year and depends on the composition of its income and the nature and value of its assets including goodwill. Specifically, a corporation will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of gross income for such taxable year is passive income (the “PFIC income test”), or (ii) 50% or more of the value of assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that either produce passive income or are held for the production of passive income (the “PFIC asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.

We believe that we were a PFIC for 2014 under the PFIC income test. In addition, on the assumption that (i) cash and cash equivalents are passive assets and (ii) our market capitalization plus total liabilities may be considered a proxy for our total assets, a calculation based on the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we were also a PFIC for 2014 under the PFIC asset test. As a result, we believe we were a PFIC for U.S. federal income tax purposes for 2014. However, the PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2014 or currently in 2015, and we do not intend to make such a determination as we believe that our management and financial resources can be better deployed in other aspects of our business. We may be a PFIC in 2015 under either the PFIC income test or the PFIC asset test.

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

If we were treated as a PFIC, a U.S. Holder of our shares would generally be subject to the PFIC rules described above with respect to distributions by us, and dispositions by us of the stock of, any direct or indirect subsidiaries of ours that are classified as PFICs under either the “PFIC asset test” or the “PFIC income test,” as if such holder received directly its pro-rata share of either the distribution or proceeds from such disposition.

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

If during any taxable year of a U.S. Holder ending on or after December 31, 2014 such U.S. Holder owns our common shares and we are a PFIC in such year, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company (generally with the U.S. Holder’s federal income tax return for that year), unless a de minimis exception applies. U.S. Holders are urged to consult their tax advisors regarding their annual filing requirements.

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

Chinese Renminbi

Approximately 20% of our total expenses and 12% of our rental expense in 2014 were in RMB. The appreciation of the RMB against U.S. dollars in 2013 has increased our costs when translated into U.S. dollars and could adversely affect our margin. The following chart shows the percentage of our total expenses and total rental income paid in RMB during the years ended December 31, 2012, 2013 and 2014, respectively:

At the end of 2012, the RMB had further appreciated by 1.2% as compared to the year end of 2011. At the end of 2013, the RMB had further appreciated by 2.8% as compared to the year end of 2012. At the end of 2014, the RMB had depreciated by 2.5% as compared to the year end of 2013.

If the RMB had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2014, which was used in preparing our audited consolidated financial statements as of and for the year ended December 31, 2014, our net asset value, as presented in U.S. dollars, would have been reduced by $3.0 million and $15.1 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $3.0 million and $15.1 million, respectively. Had rates of the RMB been 10% higher relative to the U.S. dollar during 2014, our operating expenses would have increased $0.3 million as a result of net assets denominated in RMB as of December 31, 2014. For additional information regarding the fluctuation of the exchange rate of the RMB to the U.S. dollar, please see the discussion regarding the RMB to U.S. dollar exchange rate in ITEM 5. Operating and Financial Review and Prospects – Impact of Foreign Currency Fluctuations.

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

During 2013, we entered into foreign currency forward contracts to partially offset the foreign currency exchange gains and losses for transactions denominated in non-functional currencies. The gain (loss) recognized in other income and expense for foreign currency forward contracts not designated as hedging instruments was not significant during 2013. No foreign currency forward contracts were entered into in 2014. See also ITEM 11. Quantitative and Qualitative Disclosures About Market Risk – Currency Fluctuations and Foreign Exchange Risks in this Report.

Currencies included in Cash and Cash Equivalents and Short term investments

The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents and short term investments on our balance sheets at December 31, 2013 and 2014:

	As of December 31
Currencies included in cash and cash equivalents and short term investments	2013	2014
	(In thousands)
United States dollars	$14,354	$276
Chinese renminbi	255,863	297,141
Japanese yen	1	—
Hong Kong dollars	54	638

Total US$ equivalent	$270,272	$298,055

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves, Trust Receipt loans and short-term borrowings are subject to interest rate changes. Cash on hand of $296.9 million as of December 31, 2014 was invested in term deposits. As such, interest income will fluctuate with changes in interest rates. During 2014, we had $9.2 million in interest income.

As of December 31, 2013 and 2014, we had utilized approximately nil and $40 million of our credit facilities, including nil and $40 million in short-term bank borrowing resulting in minimal interest rate risk.

As of December 31, 2014, we had no long-term bank loan.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable to Nam Tai.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable to Nam Tai.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable to Nam Tai.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, our management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2014, our internal control over financial reporting was effective based on these criteria.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Moore Stephens CPA Limited, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Property Inc.:

We have audited the internal control over financial reporting of Nam Tai Property Inc. and its subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheet as of December 31, 2014 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the financial statement schedules listed in Schedule 1, and our report dated March 13, 2015 expressed an unqualified opinion thereon.

/s/ Moore Stephens CPA Limited

Moore Stephens CPA Limited
Certified Public Accountants
Hong Kong
March 13, 2015

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during the year ended December 31, 2014, the period covered by this Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

We have adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which also applies to our principal executive officers and to its principal financial and accounting officers. The Code of Ethics has been revised to apply to all employees as well. A copy of the revised Code of Ethics is attached as Exhibit 11.1 to this Report on Form 20-F. This code has been posted on our website, which is located at http://www.namtai.com/investors#investors/corporate_governance. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders may request a free copy in print form from:

Shan-Nen Bong, Vice President Finance and Administration

Gushu Community, Xixiang Street, Baoan, Shenzhen,

People’s Republic of China

Telephone: (86) 2749 0666

Facsimile: (86) 2747 2636

e-mail: shareholder@namtai.com

ITEM 16 C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Moore Stephens has served as our independent registered public accounting firm for the years ended December 31, 2013 and 2014, for which audited consolidated financial statements appeared in this Report on Form 20-F. Each year our Audit Committee of the Board of Directors selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. It is currently expected that the Audit Committee will select Moore Stephens as our independent registered public accounting firm for 2015 and that our Board of Directors will propose at the Annual Meeting of Shareholders to be held in 2015 that Moore Stephens be ratified as our independent registered public accounting firm for 2015.

The following table presents the aggregate fees for professional services and other services rendered by Moore Stephens to us in 2013 and 2014, respectively (dollars in thousands).

	Year ended December 31
	2013	2014
Audit Fees(1)	$418	$219
Tax Fees(2)	4	2

Total	$422	$221

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.
(2)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns.

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

During 2013 and 2014, 100% and 100%, respectively, of the total audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16 D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable to Nam Tai.

ITEM 16 E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors approved a stock repurchase program to buy back up to $40 million of its common stocks in open market at prevailing market prices which was announced on May 7, 2014. The stock repurchase program was closed on November 28, 2014.

The following table provides a summary of our stock repurchases program for the year ended December 31, 2014.

Period	Total Number of Shares Purchased	Average Price	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
May 2014	178,816	$7.39	178,816	$38,678,468
June 2014	348,363	7.82	348,363	35,957,421
July 2014	384,986	7.43	384,986	33,095,654
August 2014	376,835	7.16	376,835	30,396,327
September 2014	315,200	6.68	315,200	28,290,757
October 2014	594,800	5.63	594,800	24,943,222
November 2014	470,413	5.19	470,413	22,499,810

Total	2,669,413	$6.56	2,669,413	$—

ITEM 16 F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company’s independent auditor, Moore Stephens, has recently reorganized its business structure and incorporated Moore Stephens CPA Limited to continue its audit business from January 1, 2015. Following this reorganization, the Company appointed Moore Stephens CPA Limited to continue as its independent auditor with effect from January 1, 2015.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Property Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Property Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedules listed in Schedule 1. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2015 expressed an unqualified opinion thereon.

/s/ Moore Stephens CPA Limited

Moore Stephens CPA Limited
Certified Public Accountants
Hong Kong
March 13, 2015

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2012	2013	2014
Rental income		$92	$136	$2,341
Rental expense		(62)	(68)	(1,073)

Net rental income		30	68	1,268

Costs and expenses
General and administrative expenses		(4,612)	(7,465)	(13,417)

		(4,612)	(7,465)	(13,417)

Operating loss		(4,582)	(7,397)	(12,149)

Other income (expenses), net		2,164	6,339	(2,379)
Interest income		2,037	4,939	9,173
Interest expenses		—	—	(61)

(Loss) income before income tax		(381)	3,881	(5,416)
Income tax (expense) recovery	14	(2,501)	1,378	—

(Loss) income from continuing operations, net of income tax		(2,882)	5,259	(5,416)
Income (loss) from discontinued operations, net of income tax	10	69,803	(4,962)	(20,172)

Consolidated net income (loss) attributable to Nam Tai Property Inc. shareholders		66,921	297	(25,588)
Other comprehensive income		—	—	—

Consolidated comprehensive income (loss) attributable to Nam Tai Property Inc. shareholders		$66,921	$297	$(25,588)

Basic earnings (loss) per share:
Basic (loss) earnings per share from continuing operations	12	$(0.06)	$0.12	$(0.12)
Basic earnings (loss) per share from discontinued operations	12	$1.55	$(0.11)	$(0.46)

Basic earnings (loss) per share	12	$1.49	$0.01	$(0.58)

Diluted earnings (loss) per share:
Diluted (loss) earnings per share from continuing operations	12	$(0.06)	$0.12	$(0.12)
Diluted earnings (loss) per share from discontinued operations	12	$1.54	$(0.11)	$(0.46)

Diluted earnings (loss) per share	12	$1.48	$0.01	$(0.58)

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

	Notes	December 31,
		2013	2014
ASSETS
Current assets:
Cash and cash equivalents	2(b)	$68,707	$212,760
Short term investments	2(c)	201,565	85,295
Prepaid expenses and other receivables		3,108	5,100
Finance lease receivable—current	3	3,921	4,294
Assets held for sale	4	45,423	22,881
Current assets of discontinued operations	10	124,783	630

Total current assets		447,507	330,960

Property, plant and equipment, net	5	30,867	25,945
Finance lease receivable—non current	3	4,987	1,048
Land use rights		10,951	9,645
Other assets		107	155

Total assets		$494,419	$367,753

LIABILITIES AND EQUITY
Current liabilities:
Short term bank borrowing	9	$—	40,000
Accrued expenses and other payables	8	995	7,219
Dividend payable		3,622	3,409
Current liabilities of discontinued operations	10	126,412	173

Total current liabilities		131,029	50,801

Commitments and contingencies (Note 15)

Equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 45,272,735 and 42,618,322 shares as at December 31, 2013 and 2014, respectively)	11	453	426
Additional paid-in capital		291,731	274,276
Retained earnings		71,214	42,258
Accumulated other comprehensive loss		(8)	(8)

Total shareholders’ equity		363,390	316,952

Total liabilities and equity		$494,419	$367,753

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2012	44,803,735	$448	$287,055	$34,711	$(8)	$322,206
Stock-based compensation expenses	—	—	547	—	—	547
Consolidated net income	—	—	—	66,921	—	66,921
Cash dividends declared ($0.60 per share)	—	—	—	(26,882)	—	(26,882)

Balance at December 31, 2012	44,803,735	$448	$287,602	$74,750	$(8)	$362,792
Shares issued on exercise of options	469,000	5	2,593	—	—	2,598
Stock-based compensation expenses	—	—	1,536	—	—	1,536
Consolidated net income	—	—	—	297	—	297
Cash dividends declared ($0.08 per share)	—	—	—	(3,622)	—	(3,622)
Cash dividend paid	—	—	—	(211)	—	(211)

Balance at December 31, 2013	45,272,735	$453	$291,731	$71,214	$(8)	$363,390
Shares issued on exercise of options	15,000	—	89	—	—	89
Cancellation of shares	(2,669,413)	(27)	(17,853)	—	—	(17,880)
Stock-based compensation expenses	—	—	309	—	—	309
Consolidated net loss	—	—	—	(25,588)	—	(25,588)
Cash dividends declared ($0.08 per share)	—	—	—	(3,409)	—	(3,409)
Cash dividend reversal	—	—	—	41	—	41

Balance at December 31, 2014	42,618,322	$426	$274,276	$42,258	$(8)	$316,952

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Consolidated net income (loss)	$66,921	$297	$(25,588)

Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization	26,133	21,355	4,596
Allowance for (reversal of) inventories	1,282	(526)	—
Provision for (reversal of) goods return	402	(402)	—
Provision for (reversal of) bad debts	45	2,158	(2,152)
(Gain) loss on disposal of property, plant and equipment	(810)	(3,096)	1,506
Gain on disposal of idle property, plant and equipment	—	(1,352)	(447)
Loss on disposal of other assets	—	366	—
Impairment loss on fixed assets and land use rights	—	34,955	19,136
Loss (gain) on derivative financial instruments	57	(580)	—
Share-based compensation expenses	547	1,536	309
Loss on liquidation of a subsidiary	—	235	—
Unrealized exchange (gain) loss	(648)	(2,087)	5,778
Decrease in deferred income taxes	5,460	4,498	—
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(81,245)	82,633	73,031
(Increase) decrease in inventories	(25,064)	25,671	30,493
(Increase) decrease in prepaid expenses and other receivables	(10,030)	21,656	3,072
(Increase) decrease in income tax recoverable	(169)	169	—
Increase (decrease) in notes payable	4,005	(4,273)	—
Increase (decrease) in accounts payable	104,385	(92,137)	(95,303)
Increase (decrease) in accrued expenses and other payables	15,340	(8,891)	(21,781)
Increase (decrease) in income tax payable	3,160	(143)	(3,010)

Total adjustments	42,850	81,745	15,228

Net cash provided by (used in) operating activities	$109,771	$82,042	$(10,360)

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2012	2013	2014
Cash flows from investing activities:
Purchase of property, plant and equipment and land use rights	$(58,444)	$(3,653)	$(1,663)
Decrease (increase) in deposits for purchase of property, plant and equipment	4,543	—	(48)
(Payments for) cash received from derivative financial instruments	(156)	679	—
Proceeds from disposal of property, plant and equipment and other assets	264	9,752	22,672
Proceeds from disposal of idle property, plant and equipment	—	1,352	447
Cash received from finance lease receivable	1,864	3,228	3,566
(Increase) decrease in short term investments	(14,999)	(151,741)	116,270

Net cash (used in) provided by investing activities	$(66,928)	$(140,383)	$141,244

Cash flows from financing activities:
Cash dividends paid	$(12,545)	$(27,093)	$(3,581)
Proceeds from shares issued on exercise of options	—	2,598	89
Share repurchase program	—	—	(17,561)
Proceeds from (repayment of) Trust Receipt loans	3,558	(3,558)	—
Proceeds from (repayment of) bank loans	4,824	(4,824)	40,000

Net cash (used in) provided by financing activities	$(4,163)	$(32,877)	$18,947

Net increase (decrease) in cash and cash equivalents	$38,680	$(91,218)	$149,831
Cash and cash equivalents at beginning of year	118,510	157,838	68,707
Effect of exchange rate changes on cash and cash equivalents	648	2,087	(5,778)

Cash and cash equivalents at end of year	$157,838	$68,707	$212,760

Supplemental schedule of cash flow information:
Interest paid	$278	$97	$8
Income taxes paid	$8,464	$10,232	$143
Non-cash investing activities:
Decrease in construction in progress funded through accrued expenses and other payables	$(12,296)	$(3,342)	$(241)

See accompanying notes to consolidated financial statements

NAM TAI PROPERTY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	Company Information

Prior to complete cessation of our electronic manufacturing and design services business in April 2014, Nam Tai Property Inc. and subsidiaries (the “Company” or “Nam Tai”) was an electronics manufacturing and design services provider to a selected group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Through its electronics manufacturing services operations, the Company manufactured electronic components and sub-assemblies, including Flexible Printed Circuit Board (“FPCB”), FPCB subassemblies, Thin Film Transistor display (TFT-LCD) modules, image sensors modules and printed circuit board assemblies. These components, modules and subassemblies were used in numerous electronic products including mobile phones, digital cameras, electronic toys, and automobile. The Company also manufactured finished products, including mobile phone accessories and home entertainment products.

The Company was founded in 1975 and moved its manufacturing facilities to the People’s Republic of China (“PRC”) in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, PRC in order to capitalize on opportunities offered in Southern PRC. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands (“BVI”) in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). The Company’s principal manufacturing and design operations were based in Shenzhen, approximately 30 miles from Hong Kong. Its PRC headquarters were located in Shenzhen. Some of the subsidiaries’ offices were located in Hong Kong, which provide them access to Hong Kong’s infrastructure of communication and banking facilities. The Company’s principal manufacturing operations were conducted in the PRC. The PRC resumed sovereignty over Hong Kong effective July 1, 1997, and, politically, Hong Kong was an integral part of the PRC. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements mean the PRC and all of its territories excluding Hong Kong.

Upon the cessation of our Liquid Crystal Module (“LCM”) manufacturing business in April 2014, the Company has transformed its core business from the EMS industry to property development and management. The Company has been focusing its efforts on redeveloping two parcels of land in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, by converting these two parcels of land into high-end commercial complexes. Subsequently, its principal income in the future will be derived from the rental income from the commercial complexes.

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

In 2014, TCA segment has been discontinued in the first quarter of 2014.

2.	Summary of Significant Accounting Policies

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. The Company consolidates companies in which it has controlling interest of over 50%. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

(b)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.

(c)	Short-term investments

Short-term investments as of December 31, 2014 consisted of time deposits of more than three months and not exceeding twelve months duration held in commercial banks of $85,295 (2013: $201,565).

(d)	Finance lease receivable

Finance lease receivable is derived from sales of property, plant and equipment and is comprised of the minimum lease payments due on the direct financial lease. From April 1, 2012, monthly interest income has been recognized in other income (expenses), net in the consolidated statement of comprehensive income based on principal balance of $14,000 at an annual interest rate of 10%.

(e)	Assets held for sale

Long-lived assets or asset groups that are part of a disposal group that meets the criteria to be classified as held for sale are not assessed for impairment but rather if fair value, less cost to sell, of the disposal group is less than its carrying value a loss is recorded against the disposal group.

A loss of $19,035 was recognized to write down assets held for sale to their fair values in 2014.

(f)	Provision for bad debts

Accounts receivable balance is recorded net of provision for amounts not expected to be collected from customers. Because the accounts receivable are typically unsecured, the Company periodically evaluates the collectability of accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, the Company analyzes financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to the Company, a specific provision would be set up for the perceived risk. If the financial condition of customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

During the year ended December 31, 2014, we have written back provision for accounts receivable of $2,152 due to the recovery of accounts receivable previously written off, compared to provision of $2,148 in the year ended December 31, 2013 and $45 in the year ended December 31, 2012.

(g)	Inventories

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

(h)	Property, plant and equipment and land use rights

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

The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to non-governmental entities. All of the Company’s leasehold lands in Hong Kong have leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.

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

The Company computed depreciation expenses using the straight-line method over the following estimated useful lives:

Classification	Years
Land use rights	50 years
Buildings	20 years
Machinery and equipment	4 years
Leasehold improvements	shorter of lease term or 4 years
Furniture and fixtures	4 years
Motor vehicle	4 years
Tools and molds	2 years

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

In 2013, management assessed and determined that there were no events or changes in circumstances to indicate that the carrying amount of long-lived assets used in Shenzhen facilities were not recoverable and there were no impairment tests conducted with respect to those assets.

In 2014, the Company assessed the impairment of its long-lived assets used in Shenzhen, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets at December 31, 2014 were less than the undiscounted cash flows.

A loss of $34,955 and $19,035 was recognized to write down the long-lived assets to their fair values upon reclassification to assets held for sale in 2013 and 2014 respectively.

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

The company generates revenue from fixed income real-estate derived from its buildings held through its subsidiaries in Shenzhen.

Rental income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee’s obligation to pay rent.

The Company recognizes revenue from sales of products when all of the following conditions are met:

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

The Company expenses advertising costs as incurred. Advertising expenses were $348, $1 and $1 for the year ended December 31, 2012, 2013 and 2014, respectively.

(m)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see Note 13) are charged to the consolidated statement of comprehensive income as incurred.

(n)	Income taxes

Deferred income taxes are provided using the asset and liability method in accordance with FASB ASC 740 “Income Taxes”. Under this method, deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the consolidated financial statements or the expected date of reversal of the temporary differences. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

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

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include provision for bad debts, deferred income tax assets, share-based compensation, useful lives of property, plant and equipment and intangible assets, and recovery of the carrying amounts of long-lived assets and intangible assets.

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

The carrying amounts of cash and cash equivalents, short term investment, other receivables, assets held for sale, accrued expenses and other payables, short term bank borrowing, and dividend payable approximate their fair values due to the short term nature of these instruments.

The fair value of the Company’s assets held for sale is detailed in Note 4.

As of December 31, 2013 and 2014, the Company did not have any non financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements, at least annually, on a recurring basis.

(u)	Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

When the Company is the lessor, minimum contractual rental from leases are recognized on a straight-line basis over the noncancelable term of the lease. With respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue commences when the customer assumes control of the leased premises. Accrued straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements. Contingent rental revenue is accrued when the contingency is removed.

(v)	Concentration of risk

Overall, the real estate market in China has shown signs of continuous slow down. The Company’s results of operations are affected by a wide variety of factors, including changing economic, political, industry, business and financial conditions; lack of experience handling the real estate development projects; the process of applying for the redevelopment of Gushu land with the Government bodies, the demand for our real estate properties, and operating mainly in the PRC. Accordingly, the Company’s business, financial condition and results of operations are primarily influenced by the political, economic, legal environments and foreign currency exchange in the PRC and by the general state of the PRC economy and may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation. As a result, the Company may experience significant fluctuations in future operating results due to the factors mentioned above. These fluctuations may result in volatility in our share price.

All the Company’s land development related applications are subject to government policies and regulations in the real estate market. However, we cannot assure you that we will obtain all the necessary approvals in accordance with our timetable. Furthermore, this is our first venture into the land development projects after the cessation of the LCM business, we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen.

The Company currently derives a majority of its income from rental and interest income. Any future reductions in the official cash deposit interest rates in China and Hong Kong could adversely impact its income and the total cash on hand will gradually reduce as more funds are being used for land development related expenditures for the land in Gushu and Guangming, Shenzhen.

Certain transactions of the Company are denominated in Chinese RMB (“RMB”), which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples” Bank of China (“PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(w)	Recent changes in accounting standards

In March 2014, the FASB issued ASU 2014-06, “Technical Corrections and Improvements Related to Glossary Terms”. The amendments in this Update relate to glossary terms and cover a wide range of Topics in the Codification. These amendments are presented in four sections: Deletion of Master Glossary Terms (Section A), Addition of Master Glossary Term Links (Section B), Duplicate Master Glossary Terms (Section C), and Other Technical Corrections Related to Glossary Terms (Section D). The amendments in this Update do not have transition guidance and will be effective upon issuance for both public entities and nonpublic entities. The Company is currently evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). The amendments in ASU 2014-08 change the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, disposals representing a strategic shift in operations should be presented as discontinued operations. Additionally, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income and expenses of discontinued operations. The amendments in ASU 2014-08 are effective prospectively for all disposals (or classifications as held for sale) of components of an entity, and for all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company is currently evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with early application not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The Company is currently evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (“ASU 2014-12”). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). The amendments in ASU 2015-01 eliminate from U.S. GAAP the concept of extraordinary items. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The adoption of ASU 2015-01 is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The amendments in ASU 2015-02 change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this ASU are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this ASU using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The adoption of ASU 2015-02 is not expected to have a material impact on the Company’s consolidated financial statements.

3.	Finance Lease Receivable

Contractual maturities on finance lease receivable are as follows:

Years ending December 31,	Contractual maturities
2015	$4,294
2016	1,048

Total	$5,342

4.	Assets Held for Sale

The Company fully discontinued its production in Wuxi by the end of June 2013 due to sustained losses generated from FPC production and a lack of customers for LCM for tablets. The Company is seeking potential buyer for all its long-lived assets related to FPC production since June 2013, hence these assets were classified as held for sale in 2013. During 2014, $16,316 of long-lived assets was reclassified to assets held for sale, $19,035 additional impairment loss has been made on the production machineries because of the management assessed that the market value was lower than the net book value. $19,823 of assets held for sale was disposed with the consideration of $19,725 and a loss of $98 included in loss from discontinued operations. Assets held for sale are comprised of the following:

At December 31,	2013	2014
At net book value:
Land	$4,215	$2,053
Buildings	18,784	18,434
Machinery and equipment	19,625	25
Leasehold improvements	2,429	2,343
Others	370	26

Total	$45,423	$22,881

5.	Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

At December 31,	2013	2014
At cost:
Buildings	$54,682	$54,618
Machinery and equipment	16	50
Leasehold improvements	7,845	335
Motor vehicles	80	80

Total	62,623	55,083
Less: accumulated depreciation	(31,790)	(30,481)

	30,833	24,602
Construction in progress	34	1,343

Net book value	$30,867	$25,945

Depreciation expenses were $355, $351 and $1,609 for the years ended December 31, 2012, 2013 and 2014, respectively.

The Company has entered into an operating lease contract with a third party with respect to certain buildings with the carrying amount as shown below:

At December 31,	2014
Buildings at cost	$25,155
Less: accumulated depreciation	(12,231)

Buildings, net	$12,924

At December 31, 2014, scheduled minimum rental payments to be received for buildings leased to others were:

Years ending December 31,	Minimum rental received
2015	$2,772
2016	2,772
2017	924

Total	$6,468

6.	Investments in Subsidiaries

Subsidiaries	Place of Incorporation	Principal activity	Percentage of Ownership as at December 31,
			2013	2014
Consolidated principal subsidiaries:
Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	Cayman Islands	Investment holding	100%	100%
Nam Tai Holdings Limited (“NTHL”)	BVI	Investment holding	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”) (1)	Hong Kong	In liquidation	—	—
J.I.C. Enterprises (HK) Ltd. (“JICE”) (2)	Hong Kong	In deregistration	100%	100%
Namtai Investment (Shenzhen) Co., Ltd. (“NTISZ”)	PRC	Investment holding	100%	100%
Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”)	PRC	Property development and management	100%	100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”)	PRC	Inactive	100%	100%

(1)	NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013.
(2)	NTHL acquired a 100% equity interest in JICE for a consideration of HK$1.00 on August 2, 2012, which was incorporated in February 1983 in Hong Kong. JICE’s issued share capital amounted to HK$500,000, which is made up of 500,000 ordinary shares of HK$1 each. The primary reason for the acquisition was for re-organization. JICE is in the process of deregistration.

7.	Retained Earnings and Reserves

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the distribution of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Please refer to Note 14 for further details of the New Law. The New Law became effective from January 1, 2008. Prior to the enactment of the New Law, when dividends were paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law.

In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $353,270 and $343,719 as of December 31, 2013 and 2014, respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

8.	Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

At December 31,	2013	2014
Accrued salaries & benefits	$433	$4,723
Accrued professional fees	482	1,162
Construction payable and others	34	169
Advance received from customers	46	793
Interest payable	—	372

	$995	$7,219

9.	Bank Loans and Banking Facilities

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2013 and 2014, these facilities totaled $49,505 and $40,645, of which $49,505 and $645 were unused at December 31, 2013 and 2014, respectively. The banking facility at December 31, 2014 will mature, with an option for renewal, in 2015. Bank loan of $40,000 borrowed from the Hongkong and Shanghai Banking Corporation Limited (“HSBC”) with a term of one year will be ending on May 28, 2015 with the annual interest rate of 1.5354%. Interest rates are generally based on the banks’ usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review.

10.	Discontinued Operations

In 2012, the Company decided to exit its LCDP (“Liquid Crystal Display Product”) business which produced LCD modules. The operation of this LCDP business was ceased in December 2012.

In 2013, the Company decided to exit its FPC operation by the end of March 2013 as it had been generating losses since initial production, and production operation of LCM for tablets ended at the end of June 2013 due to a lack of customer orders. These productions were located primarily in Wuxi.

In 2014, after the final evaluation on the viability of its core operations of LCM production, the Company decided to formally discontinue its core business of LCM production in Shenzhen by the end of April 2014 due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. Upon the cessation of our LCM manufacturing business in April 2014, we have formally transformed our core business from the engineering manufacturing services (EMS) industry to property development and management. As a result, $16,316 long-lived assets related to EMS production were reclassified to assets held for sale.

Assets of $45,423 and $22,881 have been included in assets held for sale (Note 4) as at December 31, 2013 and 2014, respectively, and are expected to be sold within 2015.

Summarized financial information for our discontinued operations is as follows:

	2012	2013	2014

Net sales	1,172,110	902,933	53,236

Income (loss) before income tax	84,317	11,219	(20,029)
Income tax expense	(14,514)	(16,181)	(143)

Income (loss) from discontinued operations, net of income tax	69,803	(4,962)	(20,172)

Accounts receivable		70,917	—
Inventories		30,493	—
Prepaid expense and other receivables		5,164	138
Property, plant and equipment, net		18,209	492

Total assets		124,783	630

Accounts payable		95,303	—
Accrued expenses and other payables		28,099	173
Income tax payable		3,010	—

Total liabilities		126,412	173

Net (liabilities) assets of discontinued operations		(1,629)	457

11.	Equity

(a)	The Company has only one class of common shares authorized, issued and outstanding.

(b)	Stock Options

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

In February 2012, the Board of Directors approved the grant of stock options to a director of the Company. The number of stock options to be granted will range from 200,000 to 600,000, which is determined by achievement of a 6% to 10% return on total shareholders’ equity as at December 31, 2011 in the 12 month period from April 1, 2012 to March 31, 2013. In April 2013, 600,000 of share options were granted to the director and they immediately vested upon granting. The share based compensation expense of $921 was booked in 2013 accordingly.

In April 2012, the Board of Directors approved the grant of stock options to employees of the Company. The number of stock options to be granted will range from 277,000 to 831,000, which is determined by achievement of a 6% to 10% return on total shareholders’ equity as at December 31, 2011 in the 9 month period from April 1, 2012 to December 31, 2012. 415,500 and 328,500 of share options were granted and immediately vested in January 2013 and June 2014 respectively. The share based compensation expenses of $502 and $156 were booked in 2013 and 2014 respectively.

In June 2012, a service contract was entered into with a consultant commencing from July 2, 2012, for a consideration of 12,000 share options for a term of two years.

In January 2015, the Board of Directors approved the extension of exercisable period of 159,000 stock options out of 831,000 stock options included in the stock option plan which had been approved in April 2012. The exercisable period of stock options was extended by two years from April 26, 2015 to April 26, 2017.

A summary of stock option activity during the three years ended December 31, 2014 is as follows:

	Number of options	Weighted average exercise price	Weighted average fair value per option
Outstanding and exercisable at January 1 , 2012	180,000	$4.93	$1.45
Granted	1,503,000	$6.03	$1.26
Expired	(60,000)	$4.41	$0.89

Outstanding and exercisable at December 31, 2012	1,623,000	$5.97	$1.29
Granted	60,000	$7.50	$1.88
Exercised	(469,000)	$5.54	$1.13
Expired	(30,000)	$4.45	$1.58

Outstanding and exercisable at December 31, 2013	1,184,000	$6.26	$1.62

Granted	60,000	$8.05	$2.55
Exercised	(15,000)	$5.92	$1.87
Expired	(53,500)	$5.93	$1.68

Outstanding and exercisable at December 31, 2014	1,175,500	$6.37	$1.66

Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the fiscal period in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

Details of the options granted by the Company in 2012, 2013 and 2014 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period	Weighted remaining contractual life in months

In 2012
600,000	100% vested in April 2013	$6.66	April 1, 2013 to April 30, 2016*	16.0
831,000	50% vested in January 2013, 40% vested in 2014 and 10% will vest after 2014	$5.63	January 1, 2013 to April 26, 2015	3.9
60,000	100% vested at date of grant	$5.34	June 6, 2012 to June 5, 2015	5.2

In 2013
60,000	100% vested at date of grant	$7.50	May 31, 2013 to May 31, 2016	17.0

In 2014
60,000	100% vested at date of grant	$8.05	June 6, 2014 to June 5, 2017	29.2

*	Exercisable period modified in 2013

There was approximately $1,340, $201 and $10, respectively, of unrecognized compensation expense related to non-vested stock options granted under the Company’s option plan at December 31, 2012, 2013 and 2014. The total amount of recognized compensation expenses in 2012, 2013 and 2014 was $547, $1,536 and $309, respectively.

The above summarizes information about stock options outstanding at December 31, 2014. 1,088,500 stock options are exercisable as of December 31, 2014.

The total fair value of shares vested during fiscal years ended December 31, 2012, 2013 and 2014 was $66, $1,765 and $153, respectively.

The weighted average remaining contractual life of the stock options outstanding at December 31, 2012, 2013 and 2014 was approximately 26, 22 and 12 months, respectively. The weighted average fair value of options granted during 2012, 2013 and 2014 was $1.26, $1.88 and $2.55, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2012	2013	2014
Risk-free interest rate	0.30% to 0.39%	0.52%	0.86%
Expected life	2 years to 4.2 years	3 years	3 years
Expected volatility	38.57% to 48.23%	52.36%	58.86%
Expected dividend yield	3.30% to 4.49%	5.87%	4.22%

(c)	Share Buy-back

As of December 31, 2014, 2,669,413 common shares had been bought back from the open market at the prevailing market price under our stock repurchase program announced on May 7, 2014 and cancelled in November 28, 2014. The share repurchase was conducted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934 and terminated. The average repurchase price was $6.56 for share repurchase program in 2014.

12.	Earnings Per Share

The calculations of basic earnings (loss) per share and diluted earnings (loss) per share are computed as follows:

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2012
Basic loss per share from continuing operations	$(2,882)	44,803,735	$(0.06)
Basic earnings per share from discontinued operations	$69,803	44,803,735	$1.55

Basic earnings per share	$66,921	44,803,735	$1.49

Effect of dilutive securities — Stock options		541,518

Diluted loss per share from continuing operations	$(2,882)	45,345,253	$(0.06)
Diluted earnings per share from discontinued operations	$69,803	45,345,253	$1.54

Diluted earnings per share	$66,921	45,345,253	$1.48

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2013
Basic earnings per share from continuing operations	$5,259	45,222,532	$0.12
Basic loss per share from discontinued operations	$(4,962)	45,222,532	$(0.11)

Basic earnings per share	$297	45,222,532	$0.01

Effect of dilutive securities — Stock options		470,318

Diluted earnings per share from continuing operations	$5,259	45,692,850	$0.12
Diluted loss per share from discontinued operations	$(4,962)	45,692,850	$(0.11)

Diluted earnings per share	$297	45,692,850	$0.01

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2014
Basic loss per share from continuing operations	$(5,416)	44,409,526	$(0.12)
Basic loss per share from discontinued operations	$(20,172)	44,409,526	$(0.46)

Basic loss per share	$(25,588)	44,409,526	$(0.58)

Effect of dilutive securities — Stock options		—

Diluted loss per share from continuing operations	$(5,416)	44,409,526	$(0.12)
Diluted loss per share from discontinued operations	$(20,172)	44,409,526	$(0.46)

Diluted loss per share	$(25,588)	44,409,526	$(0.58)

13.	Staff Retirement Plans

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

The cost of the Company’s contribution to the staff retirement plans in Hong Kong and the PRC amounted to $3,863, $2,545 and $402 for the years ended December 31, 2012, 2013 and 2014, respectively.

14	Income Taxes

The components of income before income tax are as follows:

Year ended December 31,	2012	2013	2014
PRC, excluding Hong Kong	$2,209	$5,078	$812
Hong Kong and other jurisdictions	(2,590)	(1,197)	(6,228)

	$(381)	$3,881	$(5,416)

The Company’s income is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below. Under the current BVI law, NTHL is not subject to profit tax in the BVI. However, it may be subject to Hong Kong income taxes as described below if it has income earned in or derived from Hong Kong.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2012, 2013 and 2014 to the estimated income earned in or derived from Hong Kong during the respective years, if applicable.

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

Our subsidiary in Wuxi, China, is granted a 5-year tax benefit. According to the PRC tax regulation, “Guo Shui Fa (2007) No. 39” issued in 2007, Wuxi Zastron-Flex is entitled to full exemption for the first two years starting 2008 and 50% exemption for the following three years. Accordingly, from January 2013, Wuxi Zastron-Flex has one uniform tax rate of 25%.

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5%, commencing on January 1, 2008, when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. For the years ended December 31, 2012, 2013 and 2014, there was no income tax expense for the 5% dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries. In line with management’s decision to change the core business, management decided to retain the undistributed earnings in the PRC. As such, the deferred tax liabilities of $1,378 made in previous years have been reversed in 2013.

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

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, during the years ended December 31, 2012, 2013 and 2014, there were no interest and penalties related to uncertain tax positions, and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2011 to 2014 may be subject to examination by the PRC and Hong Kong tax authorities.

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

(c) NTGM has received demand letters from the HKIRD demanding payments of the judgment debts mentioned in paragraphs 2(a) and (b) above. On February 11, 2015, HKIRD issued a latest demand letter to NTGM demanding total payment of $1.1 million for above judgments.

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

(5)	Notices of Alleged Personal Liability for Additional Taxes Against Former Directors and Officers for Signing NTTC’s Tax Returns

In addition to the legal cases against the inactive or dormant subsidiaries of the Company discussed above, in January 2011, the HKIRD issued two Notices of intention to assess additional taxes separately and personally against two former directors and officers of NTTC in the amounts of approximately $1,540 for the taxable years 1996/1997 and 1999/2000 and $667 for the taxable year 1997/1998 (“the Notices”). The taxable years involved in the controversy date from 16 to 18 years ago and initial advice received from the Company’s tax advisor is that it is very rare for tax authorities to seek to attach personal liability on directors in this situation.

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

The two former directors lodged an appeal to the Board of Review of the HKIRD against the Assessment Notices (the “BOR Appeal”) on May 24, 2013. The BOR Appeal was heard from January 26, 2015 to January 30, 2015 and no decision was reached at the timing of the filing of this Form 20-F.

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

Nam Tai maintains a Directors’ and Officers’ Liability Insurance for certain claims or liabilities that may arise by reason of the status or service of its directors and officers (“the Policy”). Nam Tai has informed the insurance carriers of the Policy about the HKIRD’s Notices against NTTC’s two former directors. So far, the insurance carriers have raised no objection to the Notices constituting a claim under the terms of the Policy and have reimbursed Nam Tai for the legal costs and other expenses incurred by Nam Tai for defending the Notices. After the Additional Assessment Notices had been issued, the Insurers were informed of the same. The Insurers refused to reimburse for the additional tax under the Additional Assessment Notices and the associated legal costs and expenses incurred in both the BOR Appeal and the CA Appeal. Therefore, NTP and the two former directors have commenced arbitration against the Insurers under the Policy on October 18, 2013 by issuing a Notice of Arbitration to claim for reimbursement of the additional tax and the legal costs and expenses of both the BOR Appeal and the CA Appeal. The insurers filed their Response to Notice of Arbitration on December 24, 2013. All arbitrators have been appointed and the Arbitration hearing is scheduled to be heard from July 20 to July 24, 2015.

NTP took out a new Directors’ and Officers’ Liability Insurance Policy with a new insurer for the year 2014.

Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2012	2013	2014
Current tax	$—	$—	$—
Deferred tax	(2,501)	1,378	—

	$(2,501)	$1,378	$—

The Company’s deferred tax assets and liabilities as of December 31, 2013 and 2014 are attributable to the following:

December 31,	2013	2014
Net operating losses	$5,960	$10,125

Total deferred tax assets	5,960	10,125
Less: valuation allowance	(5,960)	(10,125)

Deferred tax assets	—	—

Net deferred tax assets	$—	$—

Movement of valuation allowance:

December 31,	2012	2013	2014
At beginning of the year	$1,344	$5,316	$5,960
Current year addition	3,972	644	4,165

At end of the year	$5,316	$5,960	$10,125

The valuation allowance as of December 31, 2012, 2013 and 2014 was related to net operating losses carried forward that, in the judgment of management, are more likely than not that the assets will not be realized. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences become deductible. During the year ending December 31, 2014, the movement of valuation allowance was $4,165 which included $307 from continuing operations and $3,858 from discontinued operations.

As of December 31, 2012, 2013 and 2014 the Company had net operating losses of $10,316, $23,285 and $23,289, respectively, which may be carried forward indefinitely. As of December 31, 2014, the Company had net operating losses from continuing operations of $4,081, $4,389 and $16,661, which will expire in the year ending December 31, 2016, 2017 and 2019, respectively.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of comprehensive income is as follows:

Year ended December 31,	2012	2013	2014
(Loss) income before income taxes	$(381)	$3,881	$(5,416)
PRC tax rate	25%	25%	25%
Tax loss (income tax expense) at PRC tax rate on income before income tax	$95	$(970)	$1,354
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(258)	(487)	(694)
Change in valuation allowance	(3,972)	(644)	(307)
Reversal of deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	—	1,378	—
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Non-deductible and non-taxable items	82	1,850	(471)
Others	1,552	251	118

Income tax (expense) credit	$(2,501)	$1,378	$—

No income tax arose in the United States of America in any of the periods presented.

15.	Commitments and Contingencies

(a) Commitments

Our contractual obligations, including purchase commitments under non-cancelable arrangements as of December 31, 2014, are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments (in thousands) due by period
	Total	2015	2016	2017
Contractual Obligations
Other purchase obligations	1	1	—	—

Total	$1	$1	$—	$—

(b) Significant legal proceedings

Other than as disclosed in Note 14, there is no other significant legal proceeding as of December 31, 2014.

16.	Operating leases as lessor

On March 25, 2014, the company entered into an operating lease agreement to lease out certain of its buildings located in Shenzhen. The lease term is 3 years from May 1, 2014 to April 30, 2017. The minimum lease payments to be received in the next three years consist of the following:

Years ending December 31,	Minimum lease payments
2015	$2,772
2016	2,772
2017	924

Total minimum lease payments to be received	$6,468

17.	Segment Information

The Chief Operating Decision Makers are identified as the Chief Executive Officer and Chief Financial Officer. They review these segment results when making decisions about allocating resources and assessing the performance of the Company.

In 2011, the Company’s business was separated into two segments, TCA and CECP.

In 2012, the CECP segment fell below the threshold and it was combined with the TCA segment. The Company’s business was then separated into TCA and FPC segments. Since the first quarter of 2013, the FPC segment was discontinued and only one TCA segment still existed.

In 2014, the TCA segment was discontinued in the first quarter of 2014. No any segment information to be disclosed in 2012, 2013 and 2014 in order to conform with the change in segment information in 2014 in accordance with FASB ASC 280-10-50-34.

A summary of net income (loss) attributable to Nam Tai shareholders and long-lived assets by geographical areas is as follows:

By geographical area:

Year ended December 31,	2012	2013	2014
Rental income from property within:
- PRC, excluding Hong Kong:	$92	$136	$2,341

Net (loss) income attributable to Nam Tai shareholders within:
- PRC, excluding Hong Kong	$(292)	$6,456	$812
- Hong Kong	(2,590)	(1,197)	(6,228)

Total net (loss) income attributable to Nam Tai shareholders	$(2,882)	$5,259	$(5,416)

As of December 31,	2013	2014
Long-lived assets by geographical area:
- PRC, excluding Hong Kong	$37,851	$31,897
- Hong Kong	3,967	3,693

Total long-lived assets	$41,818	$35,590

18.	Employee Severance Benefits

After the final evaluation on the viability of its core business of LCM production, the Company decided to discontinue its core business of LCM production in Shenzhen by the end of April 2014 due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. The employee severance benefits in 2014 amounted to $103, (2013: $nil), which were recorded as general and administrative expenses and $92 (2013: $14,017) were recorded in loss from discontinued operations. The employee severance benefits were as follows:

	2013	2014
Provision for employee severance benefits:
Balance at January 1	$300	$11,003
Provision for the year	14,017	195
Payments during the year	(3,314)	(11,094)

Balance at December 31	$11,003	$104

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year ended December 31,
	2012	2013	2014
General and administrative expenses*	$(1,729)	$(2,073)	$(715)
Other income (expense), net	15,165	12,215	(135,374)
Interest income on loan to a subsidiary	4,818	5,005	—
Interest income	1,421	2,626	4,732
Interest expense	—	—	(61)

Income (loss) before income tax	19,675	17,773	(131,418)
Income tax expenses	—	—	—

Income (loss) before share of net profits of subsidiaries, net of income tax	19,675	17,773	(131,418)
Share of net profits (losses) subsidiaries, net of income tax	47,246	(17,476)	105,830

Net income (loss) attributable to Nam Tai shareholders	$66,921	$297	$(25,588)
Other comprehensive income	—	—	—

Comprehensive income (loss) attributable to Nam Tai shareholders	$66,921	$297	$(25,588)

* Amount of share-based compensation expense included in general and administrative expenses	$547	$1,536	$309

SCHEDULE 1

NAM TAI PROPERTY INC.

BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$40,535	$56,099
Short term investment	64,975	73,505
Prepaid expenses and other receivables	2,829	4,026
Amounts due from subsidiaries	33,392	10,037

Total current assets	141,731	143,667
Property, plant and equipment, net	3,967	3,693
Loan to a subsidiary—non current	93,108	—
Investments in subsidiaries	128,715	234,545

Total assets	$367,521	$381,905

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$509	$881
Dividend payable	3,622	3,409
Bank loan	—	40,000
Amounts due to subsidiaries	—	20,663

Total liabilities	4,131	64,953

Shareholders’ equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 45,272,735 and 42,618,322 shares as at December 31, 2013 and 2014)	453	426
Additional paid-in capital	291,731	274,276
Retained earnings	71,214	42,258
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	363,390	316,952

Total liabilities and shareholders’ equity	$367,521	$381,905

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2012	44,803,735	$448	$287,055	$34,711	$(8)	$322,206
Stock-based compensation expenses	—	—	547	—	—	547
Net income	—	—	—	66,921	—	66,921
Cash dividends declared ($0.28 per share)	—	—	—	(26,882)	—	(26,882)

Balance at December 31, 2012	44,803,735	$448	$287,602	$74,750	$(8)	$362,792
Shares issued on exercise of options	469,000	5	2,593	—	—	2,598
Stock-based compensation expenses	—	—	1,536	—	—	1,536
Net income	—	—	—	297	—	297
Cash dividends declared ($0.08 per share)	—	—	—	(3,622)	—	(3,622)
Cash dividends paid	—	—	—	(211)	—	(211)

Balance at December 31, 2013	45,272,735	$453	$291,731	$71,214	$(8)	$363,390
Shares issued on exercise of options	15,000	—	89	—	—	89
Cancellation of shares	(2,669,413)	(27)	(17,853)	—	—	(17,880)
Stock-based compensation expenses			309			309
Net loss	—	—	—	(25,588)	—	(25,588)
Cash dividends declared ($0.08 per share)	—	—	—	(3,409)	—	(3,409)
Cash dividends reversal	—	—	—	41	—	41

Balance at December 31, 2014	42,618,322	$426	$274,276	$42,258	$(8)	$316,952

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net income (loss) attributable to Nam Tai shareholders	$66,921	$297	$(25,588)

Adjustments to reconcile net income attributable to Nam Tai shareholders to net cash provided by operating activities:
Share of net (profits) losses of subsidiaries, net of taxes	(47,246)	17,476	(105,830)
Depreciation	266	111	—
Share-based compensation expenses	547	1,536	309
Cancellation of loan and interest owing by subsidiary	—	—	133,354
Changes in current assets and liabilities:
Decrease (increase) in prepaid expenses and other receivables	228	(2,553)	(1,197)
(Decrease) increase in accrued expenses and other payables	(443)	(929)	53

Net cash provided by operating activities	$20,273	$15,938	$1,101

Cash flows from investing activities:
Increase in short term investment	(14,357)	(15,793)	(8,530)
Decrease (increase) in amounts due from subsidiaries	8,979	(3,683)	4,046

Net cash used in investing activities	$(5,378)	$(19,476)	$(4,484)

Cash flows from financing activities:
Proceeds from bank loan	—	—	40,000
Share repurchase program	—	—	(17,561)
Dividend paid	(12,545)	(27,093)	(3,581)
Proceeds from shares issued on exercise of options	—	2,598	89

Net cash (used in) provided by financing activities	$(12,545)	$(24,495)	$18,947

Net increase (decrease) in cash and cash equivalents	2,350	(28,033)	15,564
Cash and cash equivalents at beginning of year	66,218	68,568	40,535

Cash and cash equivalents at end of year	$68,568	$40,535	$56,099

SCHEDULE 1

NAM TAI PROPERTY INC.

NOTE TO SCHEDULE 1

(in thousands of U.S. dollars)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2014, $343,719 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2012, 2013 and 2014.

During the years ended December 31, 2012, 2013 and 2014, no cash dividend was declared and paid by subsidiaries to the Company.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit No.	Exhibit

1.1	Memorandum and Articles of Association, as amended and restated effective on December 5, 2007 (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-A/A filed with the SEC on December 13, 2007).

4.1	2006 Stock Option Plan of Nam Tai Property Inc., adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

4.2	Amendment to 2006 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

4.3	Amended 2001 Option Plan of Nam Tai Property Inc. dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

4.4	Amendment to 2001 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

4.5	Supplemental plant construction contractor’s agreement (electrical engineering) dated July 10, 2009 between Nam Tai Subsidiary, Wuxi Zastron Precision-Flex Company Limited, and Yixing Building Engineering & Installation Co. Ltd. (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F for the year ended December 31, 2009 filed with the SEC on March 16, 2010).

4.6	Banking Facilities Letter between Zastron Electronic (Shenzhen) Co., Ltd. and China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated April 3, 2013 for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to RMB300 million. (incorporated by reference to Exhibit 4.8 to the Company’s Form 20-F for the year ended December 31, 2013 filed with the SEC on March 14, 2014).

4.7	Supplemental Agreement and Guarantee Related Banking Facilities Letter dated April 3, 2013, entered between Zastron Electronic (Shenzhen) Co., Ltd. and China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch for Zastron Electronic (Shenzhen) Co., Ltd., to change the purpose for bank loan of up to RMB300 million which was guaranteed by Namtai Investment (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.9 to the Company’s Form 20-F for the year ended December 31, 2013 filed with the SEC on March 14, 2014).

4.8	Banking Facilities Letter between Zastron Electronic (Shenzhen) Co., Ltd. and China Construction Bank Corporation, Shenzhen Branch, dated March 22, 2012, for Zastron Electronic (Shenzhen) Co., Ltd. to receive banking facilities of up to RMB421 million. (incorporated by reference to Exhibit 4.11 to the Company’s Form 20-F for the year ended December 31, 2013 filed with the SEC on March 14, 2014).

4.9	Guaranty by Namtai Investment (Shenzhen) Co., Ltd. in favor of China Merchants Bank Co., Ltd., Shenzhen Jinzhonghuan Sub-branch, dated April 3, 2013, in relation to the RMB300 million banking facilities granted to Zastron Electronic (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.12 to the Company’s Form 20-F for the year ended December 31, 2013 filed with the SEC on March 14, 2014) .

8.1	Diagram of Company’s subsidiaries at December 31, 2014. See the diagram following page 16 of this Report.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Exhibit

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm—Moore Stephens.

*	The agreement is written in Chinese and an English Translation is provided in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12(d) under the Exchange Act).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 13, 2015

NAM TAI PROPERTY INC.

By:	/s/ M. K. Koo
Name:	Koo Ming Kown
Title:	Chief Financial Officer