Form 20-F
period 2015-12-31
NAM TAI PROPERTY INC.
filed 2016-03-14
CIK 829365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Shan-Nen Bong, Chief Financial Officer

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

None.

As of December 31, 2015 there were 36,699,572 common shares of the registrant outstanding.

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

NOTE REGARDING USE OF FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Report”) contains forward-looking statements. Words such as “aim”, “anticipate”, “believe”, “consider”, “continue”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “ought to”, “plan”, “predict”, “potential”, “project”, “propose”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is / are likely to” and the negative forms of these words and other similar expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, and the effects of future regulation and the effects of competition. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. These statements are subject to many important factors, certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled “Risk Factors” under ITEM 3. Key Information.

You should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Report. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in management’s expectations. You should also carefully review the risk factors described in other documents the Company files from time to time with the U.S. Securities and Exchange Commission, which we refer to in this Report as the SEC.

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publishes its financial statements in United States dollars.

INTRODUCTION

Except where the context otherwise requires and for purposes of this Report only:

•	“we”, “us”, “our company”, “our”, the “Company” and “Nam Tai” refer to Nam Tai Property Inc. and, in the context of describing our operations, also include our PRC operating companies;

•	“Board” and “Board of Directors” refers to the board of directors of our Company;

•	“shares” refer to our common shares, $0.01 par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Taiwan” refers to the Taiwan province of the People’s Republic of China;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China and “HK$” refers to the legal currency of Hong Kong;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China; and

•	all references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars”, “US$” or “$” are to the legal currency of the United States.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable to Nam Tai.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Nam Tai.

ITEM 3.	KEY INFORMATION

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected consolidated statements of income data for each of the three years in the period ended December 31, 2015 and the consolidated balance sheets data as of December 31, 2014 and 2015 are derived from our consolidated financial statements and notes thereto included in this Report. The selected consolidated statements of comprehensive income data for each of the two-year periods ended December 31, 2011 and 2012 and the consolidated balance sheets data as of December 31, 2011, 2012 and 2013 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled ITEM 5. Operating and Financial Review and Prospects and our consolidated financial statements including the related footnotes which are included in the F pages of this Report immediately following page 58.

Selected Financial Information

	Year ended December 31,
Consolidated statements of comprehensive income data(1):	2011	2012	2013	2014	2015
	(in thousands, except per share data)
Rental income	$27	$92	$136	$2,341	$2,978
Rental expenses	—	(62)	(68)	(1,073)	(1,949)
Net rental income	27	30	68	1,268	1,029
Cost and expenses:
General and administrative expenses	(7,290)	(4,612)	(7,465)	(13,417)	(13,862)
Impairment loss on goodwill	(2,951)	—	—	—	—
Operating loss	(10,214)	(4,582)	(7,397)	(12,149)	(12,833)
Other income (expenses), net	3,680	2,164	6,339	(2,379)	(7,389)
Interest income	2,676	2,037	4,939	9,173	8,054
Interest expenses	—	—	—	(61)	(360)
(Loss) income before income tax	(3,858)	(381)	3,881	(5,416)	(12,528)
Income tax credit (expense)	1,574	(2,501)	1,378	—	—
(Loss) income from continuing operations, net of income tax	(2,284)	(2,882)	5,259	(5,416)	(12,528)
Income (loss) from discontinued operations, net of income tax	2,789	69,803	(4,962)	(20,172)	(630)
Consolidated net income (loss) attributable to Nam Tai shareholders	505	66,921	297	(25,588)	(13,158)
Other comprehensive income	—	—	—	—	—
Consolidated comprehensive income (loss) attributable to Nam Tai shareholders	505	66,921	297	(25,588)	(13,158)
Earnings per share:
Basic earnings per share
Basic (loss) earnings per share from continuing operations	$(0.05)	$(0.06)	$0.12	$(0.12)	$(0.31)
Basic earnings (loss) per share from discontinued operations	$0.06	$1.55	$(0.11)	$(0.46)	$(0.01)
Basic earnings (loss) per share	$0.01	$1.49	$0.01	$(0.58)	$(0.32)
Diluted earnings per share
Diluted (loss) earnings per share from continuing operations	$(0.05)	$(0.06)	$0.12	$(0.12)	$(0.31)
Diluted earnings (loss) per share from discontinued operations	$0.06	$1.54	$(0.11)	$(0.46)	$(0.01)
Diluted net earnings (loss) per share	$0.01	$1.48	$0.01	$(0.58)	$(0.32)

Consolidated balance sheet data:	2011	2012	2013	2014	2015
	(in thousands, except per share data)
Cash and cash equivalents	118,510	157,838	68,707	212,760	157,371
Short term investments	34,825	49,824	201,565	85,295	49,983
Working capital(2)	275,651	313,909	316,478	280,159	226,568
Land use rights and property, plant and equipment, net	45,203	41,382	41,818	35,590	38,392
Current assets of discontinued operations	255,378	373,974	124,783	630	106
Total assets	457,743	636,044	494,419	367,753	271,480
Short-term debts	—	—	—	40,000	—
Current liabilities of discontinued operations	119,492	243,760	126,412	173	160
Total shareholders’ equity	322,206	362,792	363,390	316,952	265,565
Common shares	448	448	453	426	367
Total dividend per share(3)	0.28	0.60	0.08	0.08	0.08
Total number of common shares issued	44,804	44,804	45,273	42,618	36,700

(1)	The Company’s consolidated statements of comprehensive income from 2011 to 2013 have been adjusted according to the reclassified profit and loss resulting from discontinued operations.
(2)	Working Capital represents the excess of current assets over current liabilities.
(3)	For 2011, 2012, 2013, 2014 and 2015, the Company declared a dividend payable quarterly in 2012, 2013, 2014, 2015 and 2016, respectively. See the table entitled “Dividends declared for 2016” in ITEM 8. Financial Information – Dividends on page 44 of this Report for the schedule of dividend payments for 2016.

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

You should carefully consider each of the following risks and uncertainties associated with our company and the ownership of our securities. You should pay particular attention to the fact that we conduct substantially all of our operations in China and are governed by a legal and regulatory environment that differs significantly from that of the United States. Additional risks referred to elsewhere in this annual report, and other risks which are not currently known to us or that we currently deem immaterial may also have a material adverse impact on our business operations and financial condition.

Risks Related to Our Business

A slow-down of economic growth in China may adversely affect our growth and financial performance.

Our business is sensitive to the current China economic downturn. In recent years, the PRC economy has seen a slowdown related to the international financial crisis in 2008, and a slower growth in 2013, 2014 and 2015. For 2016, China’s economic conditions remain uncertain and unpredictable. With the government lowering economic growth targets, some forecasters are predicting a significant slowdown.

The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending as well as any slowdown of economic growth in China may adversely affect our liquidity and financial condition, and significantly affect the demand for our commercial and residential units. A wide spread change in spending habits may also lead to tighter credit markets, drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to the perceived uncertainty in China’s economic conditions, commercial tenants could delay, reduce or cancel rental of office space, and homebuyers could also defer, reduce or cancel purchases of residential units, and thereby adversely affect our results of operations

We may encounter difficulties in transforming our core business, which could adversely affect our growth and business prospects.

We are a property development and management company located in Shenzhen, China. Prior to becoming a property development and management company, we were an electronic manufacturing service (EMS) company. In April 2014, we ceased our liquid crystal display modules (LCM) manufacturing business and turned our focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes.

Currently we focus our efforts on redeveloping these two parcels of land under the theme of “Smart Complex” where innovative intelligent equipment and facilities along with up-to-date technologies will be deployed for the buildings within the two complexes designated as “Namtai Inno City” and “Namtai Inno Park”, respectively. Upon the completion of the development, we will become the landlord and manager of the commercial complexes and, as a result of which, our core business will be transformed from the EMS industry to property development and management. During this transition development period, all overheads expenses, development costs and dividend will be funded from interest income, rental income together with our cash on hand and bank facilities, which we believe will be sufficient. Subsequently, we believe our principal income in the future will be derived from the rental income from the commercial complexes.

We cannot assure you that we will be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the two parcels of land and the development of these real estate projects is subject to significant risks and uncertainties, including without limitation the following:

•	we do not currently have strong brand recognition or relationships in the real estate development and management business;

•	we may not be able to obtain all necessary government approvals or all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the two parcels of land for our property development projects in a timely manner or at all;

•	we face intense competition from real estate developers that are already in the business for years;

•	our experience and expertise gained from EMS business may not be highly relevant or applicable to real estate development and management business; and

•	we may not be able to generate enough revenues to offset our costs in our real estate development and management business.

If we are not successful in development of our two property development projects, our growth, business, financial condition and results of operations could be adversely affected.

We may not be able to compete successfully against our current or future competitors.

Some of our current and future competitors have competitive advantages over us, including more well-known brands, new and different business models, lower cost, larger customer bases, more experience in real estate development and greater financial, marketing, technology, human resources, and other expertise and resources. We cannot assure that we will always be able to successfully compete against our current or future competitors. If we are unable to compete successfully with our current or future competitors, our business, financial condition and results of operations could be adversely affected.

We may not have adequate financing, whether through bank loans or other arrangements, to fund our property developments, and such capital resources may not be available on commercially reasonable terms, or at all.

As we transform our core business from the EMS industry to property development and management, we must make significant investments in property developments. Property development is capital intensive. We plan to finance our property developments with interest income together with our cash on hand and bank facilities. We cannot assure you that we will be able to generate sufficient interest income or those banks or other lenders will grant us sufficient financings in the future as we expect. There are certain PRC laws and regulations which govern financing policies on PRC financial institutions for the property development sector and tighten the criteria for banks to provide loans to property development enterprises. The PRC government may further tighten financing policies on PRC financial institutions for the property development sector. These property-related financing policies may limit our ability and flexibility to use bank borrowings to finance our property development projects and therefore may require us to maintain a relatively high level of internally generated cash.

We may fail to obtain, or experience material delays in obtaining, requisite certificates, licenses, permits or governmental approvals for our property developments, and as a result our development plans, business, results of operations and financial condition may be materially and adversely affected.

Currently, we have two properties planned for development, including: (i) the site of our existing Shenzhen manufacturing facilities in Gushu of approximately 0.6 million square feet, which we have named “Namtai Inno City”; and (ii) the raw land of approximately 1.1 million square feet in the Guangming Hi-Tech Industrial Park, which we have named “Namtai Inno Park”. We plan to develop them under the theme of “Smart Complex” where innovative intelligent equipment and facilities along with up-to-date technologies will be deployed for the buildings within the complexes. Upon the completion of development of these two parcels of land, we will become the landlord and manager of the commercial complexes and, as a result of which, our core business will be transformed from the EMS industry to property development and management.

Property development in the PRC is heavily regulated. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. During various stages of our property development projects, we are required to obtain and maintain various certificates, licenses, permits, certificates and governmental approvals, including but not limited to qualification certificates, land use rights certificates, construction land planning permits, construction work planning permits, construction works commencement permits, pre-sale permits and completion certificates. Before the government authorities issue any certificate, license or permit, we must also meet specific conditions. We cannot assure you that we will be able to adapt to new PRC land policies that may come into effect from time to time with respect to the property development industry or that we will not encounter other material delays or difficulties in fulfilling the necessary conditions to obtain all necessary certificates, licenses or permits for our property developments in a timely manner, or at all, in the future. If we fail to obtain or encounter significant delays in obtaining the necessary certificates, licenses or permits we will not be able to continue with our development plans, and our business, results of operations and financial condition may be adversely affected.

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

Increases in the price of raw materials or labor costs and the fluctuation of real estate prices in China, generally, and in Shenzhen, particularly may increase our cost of sales and reduce our revenues and earnings.

We outsource the design and construction of our projects to third-party service providers or contractors. Any increase in labor costs or other construction related costs may result in an increase in our construction costs. In the event that the price of any raw materials, including cement, concrete blocks and bricks, increase in the future, such increase could be passed on to us by our contractors, and our construction costs would increase accordingly. The increase in construction cost will inevitably increase our cost of sales which in turn will reduce our earnings from both renting or selling of the properties in the future. Our future revenues and earnings from renting or selling of properties are subject to the fluctuation of the real estate prices in China, in particularly in Shenzhen.

We may be required to write down our long-lived assets and assets held for sale, which could result in a significant impairment charge that would adversely affect our operating results.

As of December 31, 2015, we had $38.4 million in long-lived assets and $20.3 million in assets held for sale on our balance sheet. The valuation of our long-lived assets and assets held for sale requires us to make assumptions about future interest income. Our assumptions are used to forecast future undiscounted cash flows . Given the current economic environment, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and we may have to record an impairment charge. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in the periods and year in which the charge is incurred.

Our insurance coverage may not be sufficient to cover our potential liability or losses and as a result our business, results of operations and financial condition may be materially and adversely affected.

We face risks during our transition to the property development and management business. Although we currently maintain property insurance for our buildings in the PRC and public liability insurance for our Shenzhen manufacturing facilities and our Wuxi manufacturing facilities, these insurances may not be adequate for either our existing core business or the business we plan to enter into in the future. In the event of certain incidents such as major earthquakes, hurricanes, tsunamis, war, acts of terrorism, pandemics and flood, and their consequences, we may not be covered adequately, or at all, by our insurance, as a result of which our business, results of operations and financial condition may be materially and adversely affected.

The PRC legal system has inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our properties and their development and to do business.

We occupy our manufacturing facilities under China land use agreements with agencies of the PRC government. Our operations depend on our relationship with the local governments in the regions which our facilities are located. Our operations and prospects could be materially and adversely affected by the failure of the local government to honor these agreements or an adverse change in the law governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The government of China has enacted laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, its experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the PRC government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

Changes to PRC tax laws and heightened efforts by the PRC’s tax authorities to increase revenues have subjected us to greater taxes.

Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the PRC government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE”, located in Shenzhen, China, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment given to our subsidiaries in the PRC as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, most domestic enterprises and FIEs are subject to a single PRC enterprise income tax rate of 25% from 2012 onwards. For information on the EIT rates as announced by the PRC’s State Council for the transition period until year 2013, please see the table in ITEM 5. Operating and Financial Review and Prospects on page 22 of this Report.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities; however, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. According to Circular of the State Administration of Taxation on Issues Related to the End of Various Preferential Tax Policies for Foreign and Foreign-Invested Enterprises (STA [2008] No. 23) published by the State Administration of Taxation of the PRC) on February 27, 2008, a FIE may be required to pay back the taxes previously exempted as a result of the preferential tax treatment enjoyed in accordance with the Income Tax Law of People’s Republic of China for Foreign Investment Enterprises and Foreign Enterprise, if such FIE no longer meets the conditions for preferential tax treatment after 2008 due to a change in its nature of business or if the term of its business operation is determined to be less than ten years since its inception. As we have ceased our production operations at all our manufacturing facilities and are transforming from the EMS industry to property development and management, our tax position may be subject to review by relevant taxing authorities, and we cannot determine in advance whether, or the extent to which such tax policy may require us to pay taxes or make payments in lieu of taxes.

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

Due to deteriorating business condition, we ceased our original core business of LCM production in April 2014, and we transformed our core business from the EMS industry to property development and management. In addition, we also completed the sale of all of our EMS manufacturing equipment as of September 2014 to third parties and our last remaining production line in Wuxi had been removed in September 2014. As a result of these transactions, we have a significant amount of cash. See ITEM 4. Information on the Company — Historical Business Overview for additional information. Consequently, there is a risk that we could be deemed to be an investment company.

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

We believe we were a passive foreign investment company for 2015 and we may be a passive foreign investment company for 2016, which could result in adverse U.S. federal income tax consequences for U.S. investors.

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

We believe we were a PFIC for U.S. federal income tax purposes for 2015 based on both the PFIC income test and the PFIC asset test. The PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2015 or currently in 2016, and we cannot anticipate our market capitalization for 2016. Accordingly, we may be treated as a PFIC for 2016 under the PFIC asset test, or under the PFIC income test, or both. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2015 or in any other taxable year, U.S. investors who owned our common shares generally would be subject to increased U.S. tax liabilities and reporting requirements.

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

For the year of 2014 and earlier, our functional currencies are U.S. dollars and Hong Kong dollars. Our financial results have been affected by currency fluctuations, resulting in total foreign exchange gains and losses.

Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from the U.S. dollar to the Renminbi. This change was made upon the progress of the property development projects in China causing the Company’s subsidiaries primary operating activities to be in Renminbi and making the entities primarily generate and expend cash in Renminbi. The reporting currency is U.S. dollars. The fluctuation of foreign exchange rate will affect the amount for translation the financial statement in function currency to reporting currency and the impact was recorded in other comprehensive income (loss) in the equity.

Our declaration and payment of dividends is not assured. Although our Board has decided dividends for 2012, 2013, 2014, 2015 and 2016, we may not declare or pay dividends thereafter.

We decided the payment of quarterly dividends of $0.07, $0.15, $0.02, $0.02 and $0.02 per share for 2012, 2013, 2014, 2015 and 2016, respectively. The payment of dividends in 2012, 2013, 2014, 2015 and 2016 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends after 2016 will be declared will depend on our future growth and earnings at each relevant period, of which there can be no assurance, and our cash flow needs for our business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2016, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all. For additional information on the dividends we have declared for 2015 and historically, please see ITEM 8. Financial Information — Dividends on page 44 of this Report.

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

On January 31, 2016, members of our senior management and our Board of Directors as a group beneficially owned approximately 36.4% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

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

We are a British Virgin Islands holding corporation with subsidiaries in Hong Kong and China. Substantially, all of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC or Hong Kong, and substantially all of the assets of these persons are located within the PRC or Hong Kong. It may not be possible to affect service of process within the United States or elsewhere outside the PRC or Hong Kong upon our directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. An original action may be brought against our assets and our subsidiaries, our directors and executive officers in the PRC only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

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

Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934, and corporate governance standards of the New York Stock Exchange, or NYSE limiting the protections and information afforded to investors.

We are a foreign private issuer with the meaning of the rules under the Securities Exchange Act of 1934, as such we are exempt from certain provisions applicable to U.S. domestic public company.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, we are exempt from certain provisions of the securities rules and regulations in the United States that are application to U.S. domestic issuers, including :

•	the rules under the Securities Exchange Act of 1934 requiring the filing with the SEC of quarterly reports on Form 10-Q, current reports on Form 8-K or annual reports on Form 10-K;

•	the section of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations respect of a security registered under the Exchange Act;

•	the section of the Securities Exchange Act of 1934 requiring directors, officers and 10% holders to file public reporting of their stock ownership and trading activities and imposing liability on insiders who profit from trades made in a short period of time;

•	the selective disclosure rules under Regulation FD restricting issuers from selectively disclosing material nonpublic information; and

•	the sections of the Securities Exchange Act of 1934 requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e. a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

In addition, because the Company is a foreign private issuer, certain corporate governance standards of the NYSE that are applied to domestic companies listed on that exchange may not be applicable to us. For information regarding whether our corporate governance standards differ from those applied to U.S. domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in ITEM 6. Directors and Senior Management of this Report.

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

The Property Law of the PRC, or the Property Law, promulgated on March 16, 2007 and effective as of October 1, 2007, further clarified land use rights in the PRC with the following rules:

•	the land use rights for residences will be automatically renewed upon expiry;

•	the car parks and garages within the building area planned for vehicle parks must be used to meet the needs of the owners who live in the building first;

•	the construction of buildings must abide by relevant laws and regulations with regard to the construction planning and may not affect the ventilation of or lighting to the neighboring buildings; and

•	where the land use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modification registration must be filed with the registration department.

Regulations on Development of a Real Estate Project

Commencement of a Real Estate Project and the Idle Land

According to the Circular on the Implementation of the Catalog for Restricted Land Use Projects (2012 Edition) and the Catalogue for Prohibited Land Use Projects (2012 Edition) promulgated by the MLR and the NDRC in May 2012, the area of a plot of land to be granted for residential use may not exceed (i) seven hectares for small cities and towns, (ii) 14 hectares for medium-sized cities or (iii) 20 hectares for large cities. The plot area ratio for residential land should not be lower than 1.0. However, no land may be granted for “villa” real estate projects.

Under the Urban Real Estate Law, those who have obtained the land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the land use rights grant.

According to the Measures on Disposing Idle Land promulgated by the MLR and effective as of April 28, 1999, as amended on May 22, 2012 and effective July 1, 2012, with regards to the land for a real estate project that is obtained by grant and is within the scope of city planning, if the construction work has not been commenced within one year upon the commencement date as set forth in the land use rights grant contract, or the construction and development has been started but the area of land that is under construction and development is less than one third of the total area of land that should have been under construction and development, or the invested amount is less than 25% of the total investment, and the construction and development of which has been suspended for more than one year, a surcharge on idle land equivalent to 20% of the grant premium may be levied; if the construction work has not been commenced within two years, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

The Emergency Notice on Further Tightening the Administration on Real Estate Land Use and Reinforcing the Control Results of Real Estate Market promulgated on July 19, 2012, requires that the Measures on Disposing Idle Land be strictly implemented, and the land authority dispose of, case by case, idle land and publish related information on the website designated by the MLR. With regard to land users who have committed acts such as failing to make payments for land grants, leaving land idle, hoarding land, land speculation, developing land in excess of its actual development capacity, or failing to fulfill the land use contract, they may be prohibited by the land authority from participating in land auctions for a certain period of time.

Planning of a Real Estate Project

The Law of the PRC on Urban and Rural Planning, promulgated by the National People’s Congress on October 28, 2007 and effective as of January 1, 2008, replacing the previous City Planning Law of the PRC, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the city planning authority for the Permit for Construction Site Planning.

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

Construction of a Real Estate Project

On June 25, 2014, the MOHURD promulgated the Measures for the Administration of Construction Permits for Construction Projects, superseding its 1999 version. Under the new measures, after having obtained a Permit for Construction Work Planning, a developer needs to file an application for a Construction Permit with the local construction authority above the county level.

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

After the completion of works for a project, the developer must apply for an acceptance examination to the construction authority and must also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the inspection and acceptance examination.

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

Regulations on Establishment of a Real Estate Development Enterprise

Pursuant to the Law of the PRC on Administration of Urban Real Estate, or Urban Real Estate Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and amended on August 30, 2007 and on August 27, 2009, a developer is defined as “an enterprise that engages in the development and sale of real estate for the purposes of making profits.”

Under the Regulations on Administration of Development and Operation of Urban Real Estate, or Development Regulation, promulgated by the State Council on July 20, 1998 and amended on January 8, 2011, a real estate development enterprise must satisfy the following requirements:

•	has a registered capital of not less than RMB1 million; and

•	has four or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom must hold the relevant qualifications.

The Development Regulations also allow people’s governments of the provinces, autonomous regions and/or municipalities directly under the central government to impose more stringent requirements regarding the registered capital and qualifications of professional personnel of a real estate development enterprise according to the local circumstances.

To establish a real estate development enterprise, the developer is required to apply for registration with the department of administration of industry and commerce. The developer must also report its establishment to the real estate administration authority in the location of the registration authority within 30 days upon receipt of its business license.

Regulations on Foreign-Invested Real Estate Enterprise

Industrial Restriction

Under Catalogue 2015, the development of tracts of land, the construction and operation of high-end hotels, office buildings, international conference centers, and real estate intermediary/agency business have been removed from the category under which foreign investment is restricted, with the construction and operation of large-scale scheme parks remaining in the category. The construction and operation of golf courses and villas falls within the category under which foreign investment is prohibited. The development and construction of ordinary residential properties, together with other types of real estate-related business, are not specifically mentioned in the catalogue.

Regulations on Property Ownership Certificates

Under the Measures for Administration of Sale of Commodity Properties, developers must submit the documents relating to the application for property ownership certificates to the local real estate administration authorities within 60 days after the delivery of property to customers. The developers are required to assist customers in applying for amendments in the procedures for land use rights and registration procedures for property ownership.

In accordance with the Pre-completion Sale Measures, the purchasers must apply for property ownership certificates to the local real estate administration authorities within 90 days after the delivery of pre-sale property to purchasers. The developers are required to assist and provide the purchasers with necessary verifying documents. Where the purchasers fail to obtain the property ownership certificates within 90 days thereafter due to the developer’s fault, unless otherwise provided between the developers and the purchasers, the developers will be liable for the breach of contract.

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

The Phases of PRC Real Estate Development Projects

Planning and Design

We outsource our design work to reputable professional architectural design firms to ensure that our designs comply with PRC laws and regulations, and meet our design objectives, and thereafter work on the design of the mixed-use style development for the next stage of this project. Our management team is also actively involved in the process, especially in the master planning and architectural design of the projects and monitors the progress and quality of the design firms to ensure that they meet our requirements. For Phase 1 of Namtai Inno Park located on our Guangming, Shenzhen, premises, we have obtained the Permit for Construction Site Planning, where we are now allowed to start planning for the work at the site. We have appointed an internationally renowned and award winning professional architectural design firm, Ronald Lu and Partners (Hong Kong) Ltd., to work on the design of the mixed-use development for the next stage. To assist us in better managing, monitoring and controlling all external professional agents and firms throughout different stages of the Guangming project development, we have appointed WSP Parsons Brinckerhoff, an international reputable professional firm, as our Project Management Company (PMC). For quantity surveyor (QS), we have appointed Currie & Brown, another international reputable professional firm, to provide the quantity surveying / cost management service for the development of Namtai Inno Park.

Construction

We have obtained the Permit for Construction Site Planning where we are now allowed to start planning for the work at the site. It is our plan to outsource all of our construction work to independent construction companies that are selected mainly through our invitation to tender bids for the project. We consider the construction companies’ professional qualifications, reputation, track record, and financial condition and resources when inviting candidates to bid. We plan to closely supervise and manage the entire project construction process.

Completion

Prior to the completion of the construction phase, we would start working with external agents on the leasing of the properties. The properties can only be leased out after passing the acceptance examination. We plan to outsource the property management work to external professional firms for services such as leasing, security, landscaping, building management and management of public facilities, and additional services, such as housekeeping, repair and maintenance.

ITEM 4.	INFORMATION ON THE COMPANY

Corporate Information

Nam Tai Property Inc. formerly known as Nam Tai Electronics, Inc., was founded in 1975 and moved its electronics manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available. We relocated to Shenzhen, China in order to capitalize on the significant opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). Our PRC headquarters and our the location of our former manufacturing and design facilities are currently based in Shenzhen, China, approximately 30 miles from Hong Kong. Certain of our subsidiaries’ offices are located in Hong Kong, which provide us access to Hong Kong’s infrastructure of communication and banking facilities. Our corporate administrative matters are conducted in the British Virgin Islands through our registered agent, McNamara Corporate Services Limited, of McNamara Chambers, 2nd Floor, 116 Main Street, P.O. Box 3342, Road Town, Tortola, British Virgin Islands.

In April 2014, we ceased our LCM manufacturing business and turned our focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes. We believe our principal income in the future will be derived from rental income from our commercial complexes.

Major Events during 2015 to Date

During 2015, the following major events took place:

For our land parcels development in Shenzhen, we plan to develop them under the “Smart Complex” theme where innovative intelligent equipment and facilities along with up-to-date technologies will be deployed for the buildings within the complexes. With these intelligent facilities, and environmentally friendly and advanced technologies in our buildings, we believe we will be able to attract the top-tier international companies to our complexes. As part of this “Smart Complex” theme, we have redesigned our corporate logo and have selected the names of “Namtai Inno Park” and “Namtai Inno City” for our Guangming and Gushu projects, respectively. We are currently seeking a world renowned external global I.T. conglomerate as our advisor to help in designing, developing and incorporating the innovative infrastructure equipment, facilities and applications under the “Smart Complex” theme.

For Phase 1 of Namtai Inno Park, located on our Guangming, Shenzhen, premises, we have obtained the Permit for Construction Site Planning, where we are now allowed to start planning for the work. We appointed an internationally renowned and award winning professional architectural design firm, Ronald Lu and Partners (Hong Kong) Ltd., to work on the design of the mixed-use development for the next stage. To assist us in better managing, monitoring and controlling all the external professional agents and firms throughout different stages of the Guangming project development, we have appointed, WSP Parsons Brinckerhoff, an international reputable professional firm, as our Project Management Company (PMC). For quantity surveyor (QS), we have appointed Currie & Brown, another international reputable professional firm, to provide the quantity surveying / cost management service for the development of Namtai Inno Park. We are now revising and updating the master layout plan, which is expected to be finalized in the second quarter of 2016. Based on the current plan and subject to the final approval of the relevant authorities in China, Phase 1 of Namtai Inno Park will consist of a mixed development of office buildings, retail area, and apartment complexes. Phase 2 of Namtai Inno Park will consist of a mixed development of office buildings and retail area and we will commence its development upon the completion of Phase 1.

Organizational Structure

The chart below and on the next page shows our organizational structure of our principal subsidiaries at December 31, 2015.

Capital Expenditures

Our capital expenditures were US$0.3 million, US$1.3 million and US$2.1 million in 2013, 2014 and 2015, respectively.

Currently, our Board has already approved capital expenditures of $20.9 million to develop two parcels of land in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, of which $19.5 million has been allocated for Namtai Inno Park located in Guangming, Shenzhen, and $1.4 million has been allocated for Namtai Inno City located in Gushu, Shenzhen for the year of 2016. In relation to these two projects, the construction permit application processes have been proceeding on track. We also believe that we will be able to obtain the necessary permits and approvals to carry out our property development projects in due course. Specifically, we are now revising and updating the master layout plan for Phase 1 of the development of Namtai Inno Park, consisting of a mixed development of office buildings, retail area, and apartment complexes, which is expected to be finalized in the second quarter of 2016. For Phase 2 of the development of Namtai Inno Park, we anticipate it will consist of a mixed development of office buildings and retail area and we will commence its development upon the completion of Phase 1.

Our major capital expenditures in 2015 included:

•	$2.0 million for Namtai Inno Park located in Guangming and $0.1 million for Namtai Inno City located in Gushu.

Our major capital expenditures in 2014 included:

•	$1.2 million for Namtai Inno Park and $0.1 million for Namtai Inno City.

For 2013, our major capital expenditures are included in current assets of discontinued operations which are mainly for our production operations that were ceased in 2014 thereafter no additional capital expenditures were incurred for our LCM production operations.

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

Historical Business Overview

We are a British Virgin Islands holding company and conduct substantially all of our business through our operating subsidiaries in China. Upon the cessation of our original core business of LCM production in April 2014, and changing of our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc., In April 2014, we ceased our LCM manufacturing business and turned our focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes. We believe our principal income in the future will be derived from rental income from our commercial complexes.

For Phase 1 of Namtai Inno Park located on our land in Guangming, Shenzhen, China, we have obtained the Permit for Construction Site Planning, where we are now allowed to start planning for the work at the site. We have appointed an internationally renowned and award winning professional architectural design firm, Ronald Lu and Partners (Hong Kong) Ltd., to work on the design of the mixed-use development for the next stage of this project. To assist us in better managing, monitoring and controlling all external professional agents and firms throughout different stages of the Guangming project development, we have appointed WSP Parsons Brinckerhoff, an international reputable professional firm, as our Project Management Company (PMC). For quantity surveyor (QS), we have appointed Currie & Brown, another internationally reputable professional firm, to provide the quantity surveying / cost management service for the development of Namtai Inno Park. We are now revising and updating the master layout plan for Phase 1 of the development of Namtai Inno Park, which is expected to be finalized in the second quarter of 2016. Based on the current plan and subject to the final approval of the relevant authorities in China, Phase 1 of Namtai Inno Park will consist of mixed development of office buildings, retail area, and apartment complexes. Phase 2 of Namtai Inno Park will consist of a mixed development of office buildings and retail area and we will commence its development upon the completion of Phase 1.

For our land in Gushu, Shenzhen, China, we have obtained the project initiation approval for the development of Phase 1 of Namtai Inno City from the land department of the local government and we will continue to apply for all other necessary permits and approvals in due course. Phase 1 covers approximately half of the Gushu land parcel. We expect that it will take approximately one and half year for us to obtain all permits and approvals for the commencement of the Phase 1 construction of this project. After the completion of Phase 1 construction, which is expected to take approximately three years, we intend to apply for the necessary permits and approvals for the construction of Phase 2 of Namtai Inno City on the other half of our Gushu land parcel; however, this timetable has not been finalized. For the time being, the property at Phase 2, which consists of the buildings of our former production plant, is being rented to a third party lessee for a term of three years. Based on the current timetable, the construction of Phase 1 of Namtai Inno City is expected to commence no earlier than 2017.

As for our Wuxi plant, the factory building continues to be listed for sale and we expect it to be sold by 2017.

We continue to seek potential joint venture partners for the development of the land parcels in Shenzhen. Before a joint venture partner is secured, we will work with other external professional firms in all material property development matters. In the event that no suitable joint venture partners can be found, we will continue with the land development projects mainly by relying on and supported by external professional firms. Based on the current timetable and progress, we do not foresee any immediate difficulties in the permit application process.

Our Prior Customers

Prior to the complete cessation of our EMS business around April 2014, we have had substantial recurring sales for discontinued operations from certain existing customers. Approximately 100% of our 2014 net sales for discontinued operations came from customers we provided services to in 2013. While we sought to diversify our customer base, a small number of customers generated a significant portion of our sales. Sales to our largest customer accounted for 72.0% of our net sales and sales to another customer accounted for 28.0% of our net sales during the year ended December 31, 2014. In early 2014, upon losing our remaining largest customer, we decided to formally cease our core business of LCM production by the end of April 2014 and sold all of our machinery and production lines in all our facilities thereafter.

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

Sales to our OEM customers were based primarily on purchase orders we receive from time to time rather than fixed, long-term purchase commitments from our customers. Although it was our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we occasionally purchased raw materials based on such customers’ rolling forecasts. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers made it difficult for us to predict revenue accurately long term. Even in those cases where customers were contractually obligated to purchase products from us or repurchase unused inventory from us, we sometimes elected not to enforce our contractual rights immediately because of the long-term relationships and for other business reasons. Instead we negotiated accommodations with customers regarding particular situations.

Upon the cessation of our LCM manufacturing business in April 2014, we formally transformed our core business from the EMS industry to property development and management. After April 2014, we had two customers: (i) for land and building lease for our parcel of land in Guangming, Shenzhen; and (ii) lease of the existing buildings in our Gushu, Shenzhen manufacturing facilities. The contract for the land lease in Guangming, Shenzhen was terminated in May 2015. Accordingly, after May 2015, we have only one customer leasing the buildings in our Gushu, Shenzhen manufacturing facilities.

Our Prior Products

Prior to the complete cessation of our EMS business around April 2014, we operated and presented three reportable segments, namely: Telecommunication Components Assembly (“TCA”), Flexible Printed Circuit (“FPC”) and Consumer Electronics and Communication Products (“CECP”).

In 2014, we discontinued the TCA segment in the first quarter of 2014. As a result, no segment information is disclosed in 2013, 2014 and 2015 in order to conform to the change in segment information in 2015 in accordance with Financial Accounting Standards Board (“FASB”) ASC 280-10-50-34.

Property, Plant and Equipment

Our registered office in the British Virgin Islands is located at McNamara Chambers, 2nd Floor, 116 Main Street, Road Town, Tortola, British Virgin Islands. Corporate administrative matters in the British Virgin Islands are conducted at this office through our registered agent, McNamara Corporate Services Limited.

The table below lists the locations, square footage, principal use and the expiration dates of land use rights on the facilities used in our principal operations as of December 31, 2015:

Location	Approximate Square Footage	Principal or Presently Contemplated Use	Owned(1) or lease expiration date
Principal Facilities
Hong Kong	2,200	Building for administration	Owned
Guangming, Shenzhen, China	1,116,638	Raw land	2057	(2)
Gushu, Shenzhen, China	521,212	Building leased to third parties	2049	(3)
	562,402	Building for administration	2043	(3)
Wuxi, Jiangsu Province, China (Phase I)	470,360	Building for administration	2056	(4)

(1)	Only the PRC government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land on which we have entered into a land lease agreements with the PRC government that gives us the right to use the land for 50 years. Similarly, the lands which we have acquired in Wuxi and Guangming Shenzhen are under 50-year land leases. Our understanding of the practice as it exists today; at the expiration of the land lease, we may be given the right to renew the lease.
(2)	Raw land. We plan to develop and convert this parcel of land into high-end commercial complexes as our Namtai Inno Park.
(3)	Our principal manufacturing facilities occupy two parcels of adjacent land of 0.3 million square feet and 0.3 million square feet, respectively, with 50-year land leases that we acquired in 1993 and 1999, respectively. We plan to develop and convert these two parcels of land totaling approximately 0.6 million square feet into high-end commercial complexes as our Namtai Inno City.
(4)	Construction was completed in 2009 and mass production at this factory began in 2010 and operations ceased in June 2013. The Wuxi facility continues to be listed for sale with real estate agents.

Hong Kong

In October 2005, Nam Tai restructured its subsidiaries to focus its operations in China. We now only maintain a minimal workforce in Hong Kong.

Guangming, Shenzhen, China

Raw Land

In June 2007, we entered into an official land use transfer agreement and a supplemental agreement with Shenzhen Municipal Bureau of State Land and Resources, following our commitment made in the official project investment agreement we signed with the Guangming Hi-Tech Industrial Park in 2006. Consequently, we acquired approximately 1.3 million square feet of land in the Baoan District of Shenzhen. We paid approximately $9.1 million for the land price, relocation allowance to the local residents and other related costs and were funded by internal resources. We continue to plan to develop the land as our Namtai Inno Park, under the “Smart Complex” theme where innovative intelligent equipment and facilities along with up-to-date technologies will be deployed for the buildings within the complexes.

Gushu, Shenzhen, China

Principal Manufacturing Facilities

Our principal manufacturing facilities are located in Gushu, Baoan County, Shenzhen, China. In December 1993, we acquired a 50-year lease for the land on which these facilities are located and initially built a manufacturing facility consisting of approximately 160,000 square feet of manufacturing space, 39,000 square feet of office space, 212,000 square feet of dormitories and 26,000 square feet of full service cafeteria, recreation facilities and a swimming pool. Over the years beginning in November 2000, we made several additions to these facilities, including:

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

Currently, within these manufacturing facilities, approximately 521,212 square feet are being rented out to a third party since May 2014 for a three year term. The remaining 562,402 square feet is reserved for use by our internal administration department.

We ceased our core business of LCM production at the end of April 2014. We sold all of our machinery and production lines at our Gushu, Shenzhen, manufacturing facilities and the sales have been finalized in April 2014. We plan to develop and convert the parcel of land of approximately 0.6 million square feet that our Shenzhen office currently occupies, into high-end commercial complexes in the next four to seven years similarly under the “smart complex” theme as our Namtai Inno City.

Wuxi, China

We began construction of our Wuxi manufacturing facilities in January 2008 on approximately 470,000 square feet of land we acquired in December 2006, on what we called Wuxi Phase I. We completed construction in 2009 and by the end of 2009 we had installed machinery and equipment to manufacture FPC boards and FPC subassemblies, providing approximately 150,700 square feet of space to manufacture FPC Boards and FPC subassemblies. The Wuxi factory was first earmarked to manufacture FPC boards, followed by FPC subassemblies and then other electronic products assemblies such as LCD modules. We began manufacturing operations at this factory in 2010. However, in 2013, after the final evaluation on the viability of our business of FPC and LCM production, we discontinued our production operations of FPC and LCMs for tablets located primarily in our Wuxi manufacturing facilities at the end of March 2013 and June 2013, respectively, due to a lack of customer orders. The production operations at our Wuxi manufacturing facilities has ceased entirely by June 2013. We sold all of our machinery and production lines and sales have been finalized in September 2014. Currently, the factory building is listed for sale.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved Staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties particularly statements found under the heading entitled “Trend Information”. You can identify these forward-looking statements by words such as “aim”, “anticipate”, “believe”, “consider”, “continue”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “ought to”, “plan”, “predict”, “potential”, “project”, “propose”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is / are likely to” and the negative forms of these words and other similar expressions. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in Regarding Use of Forward Looking Statements under the section of this Report entitled ITEM 3. Key Information – Risk Factors. This section should be read in conjunction with our consolidated financial statements included as ITEM 18. Financial Statements in this Report.

Impact of Foreign Currency Fluctuations

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by numerous factors, including among other things, changes in political and economic conditions in China and the U.S. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Currently, the RMB is permitted to fluctuate within a band managed by the PRC government. The trading band has been widened since early 2014, and the PRC government may adopt a more flexible currency policy in the future, which could result in increased exchange rate volatility and significant appreciation or depreciation of the RMB against the U.S. dollar.

Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from the U.S. dollar to the RMB. This change was made upon the progress of the property development projects in China causing the Company’s subsidiaries primary operating activities to be in RMB and making the RMB the currency of the economic environment in which the entities primarily generate and expend cash. As of December 31, 2015, we recorded $4.4 million of net foreign currency translation loss in accumulated other comprehensive loss as a component of shareholders’ equity.

For the Company and subsidiaries outside of China, the functional currencies are U.S. dollars and Hong Kong dollars, as expense transactions are generally denominated in U.S. dollars and Hong Kong dollars. The Company had a significant portion of cash and cash equivalent and short term investment denominated in RMB. The fluctuation of foreign exchange primarily relates to our need to convert RMB to U.S. dollars and Hong Kong dollars for our operations, and the depreciation of the RMB against the U.S. dollar and/ or Hong Kong dollar reduces the U.S. dollar amount and Hong Kong dollar amounts we receive from the conversion.

The following table shows the percentage fluctuation in the exchange rate of the RMB to the U.S. dollar during each of the past three years ending December 31:

RMB Exchange Rate to US$1.00 at December 31(1)
2013		2014		2015
Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)
6.06	2.73%	6.20	(2.31%)	6.50	(4.84%)

(1)	RMB to U.S. dollar data presented in this table was derived from the published exchange rates from bank in China.
(2)	From exchange rate at preceding December 31.

In mid-2008, the PRC government halted the appreciation of the RMB against the U.S. dollar as it did prior to July 21, 2005 because of concerns that a stronger RMB made PRC exports less competitive during a global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the U.S. dollar during 2009. However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the U.S. dollar, increasing approximately 2.73% during 2013, while decreasing approximately 2.31% and 4.84% during 2014 and 2015, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Our subsidiaries operating in Hong Kong are subject to an income tax rate of 16.5% for the years ended 2013, 2014 and 2015. We calculate income tax provision by applying the income tax rate to our estimated taxable income earned in or derived from Hong Kong during the applicable period.

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

Tax Year	Rate under EIT for enterprises previously subject to 15% tax rate	Rate under EIT for enterprises previously subject to 24% tax rate
2011	24%	25%
2012 to 2015	25%	25%

Our effective tax rates were (36%), nil and nil for each of the three years ended December 31, 2013, 2014 and 2015, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31,
	2013	2014	2015
Applicable statutory tax rates	25%	25%	25%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	12%	(13)%	(4)%
Change in valuation allowance	17%	(5)%	27%
Reversal of deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	(36)%	—	—
Effect of loss/income for which no income tax benefit/expense is receivable/payable	(48)%	(9)%	(50)%
Other items	(6)%	2%	2%

Effective tax rates	(36)%	—	—

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

No allowance was made against our accounts receivable at December 31, 2013, 2014 and 2015, respectively.

Impairment of Long-lived Assets

Long-lived assets. We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

We assess the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group). Next, we estimate the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. We determine fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtaining external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present.

In 2013, in view of the cessation of the core business of LCM production in Shenzhen by the end of April 2014, we assessed the impairment of our long-lived assets used in the Shenzhen facilities, by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of our long-lived assets at December 31, 2013 were less than the undiscounted cash flows. Therefore, no impairment was recognized in respect of our long-lived asset for the year ended December 31, 2013. Due to the reclassification of the long-lived assets at our Wuxi manufacturing facility as assets held for sale following the cessation of our Wuxi manufacturing facilities, a loss of $35.0 million was recognized to write down the assets held for sale to their fair values in 2013.

Due to the reclassification of the long-lived assets at our Wuxi and Shenzhen manufacturing facility as assets held for sale following the cessation of our Wuxi manufacturing facilities, a loss of $19.0 million was recognized to write down the assets held for sale to their fair values in 2014.

For the year ended December 31, 2015 we did not recognize any impairment for our active projects, consisting of projects under construction or planning or assets held for sale.

Our assessments of impairment of long-lived assets and our periodic review of the remaining useful lives of our long-lived assets are an integral part of our ongoing strategic review of its business and operations. Therefore, future changes in our strategy and other changes (including the discount rate and expected long-term growth rate) in our operations could impact the projected future operating results that are inherent in our estimates of fair value, resulting in impairments in the future.

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

Workforce Reduction

We ceased production operations in Wuxi entirely in June 2013. In addition, after the final evaluation on the viability of our core operations of LCM production, we have discontinued our core business of LCM production at our Shenzhen manufacturing facilities at the end of April 2014 due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. Accordingly, we accrued $14.0 million for discontinued operations in lay-off costs for employee severance benefits in 2013 which was paid in 2014. In 2014, we accrued $0.1 million in lay-off for employee severance benefits which was paid in January 2015. In 2015, we did not accrue any lay-off cost for employee severance benefits. For a breakdown of these severance expenses and additional information, see Note 19 “Employee Severance Benefits” of our consolidated financial statements.

Summary of Results

With the cessation of the LCM production in April 2014, we ceased our LCM manufacturing business and turned our focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes. Subsequently, we believe our principal income in the future will be derived from the rental income from the commercial complexes.

We recorded a year-over-year rental income growth of 1,621% for 2014 when compared with 2013 and 27.2% for 2015 when compared with 2014 as a portion of Shenzhen’s factory has been rented out since May 2014.

The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,			% increase/(decrease)
	2013	2014	2015	2014 vs 2013		2015 vs 2014
Rental income	$136	$2,341	$2,978	1,621.3%		27.2%
Net rental income	$68	$1,268	$1,029	1,764.7%		(18.8%)
Operating loss	$(7,397)	$(12,149)	$(12,833)	n/a	(1)	n/a	(1)
Income (loss) from discontinued operations, net of income tax from continuing operations, net of income tax	$5,259	$(5,416)	$(12,528)	n/a	(1)	n/a	(1)
Loss from discontinued operations, net of income tax	$(4,962)	$(20,172)	$(630)	n/a	(1)	n/a	(1)
Consolidated net income (loss)	$297	$(25,588)	$(13,158)	n/a	(1)	n/a	(1)
Basic earnings (loss) per share from continuing operations	$0.12	$(0.12)	$(0.31)	n/a	(1)	n/a	(1)
Basic loss per share from discontinued operations	$(0.11)	$(0.46)	$(0.01)	n/a	(1)	n/a	(1)
Basic earnings (loss) per share	$0.01	$(0.58)	$(0.32)	n/a	(1)	n/a	(1)
Diluted earnings (loss) per share from continuing operations	$0.12	$(0.12)	$(0.31)	n/a	(1)	n/a	(1)
Diluted loss per share from discontinued operations	$(0.11)	$(0.46)	$(0.01)	n/a	(1)	n/a	(1)
Diluted earnings (loss) per share	$0.01	$(0.58)	$(0.32)	n/a	(1)	n/a	(1)

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

The following table sets forth Other income (expense) (in thousands) for the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,			% increase/(decrease)
	2013	2014	2015	2014 vs 2013	2015 vs 2014
Foreign exchange income (loss), net	$2,528	$(3,690)	$(8,678)	n/a (1)	n/a (1)
Interest income from finance lease receivable	$979	$656	$303	(33%)	(54%)
Gain on disposal of idle property, plant and equipment	$1,352	$447	$106	(67%)	(76%)
Others	$1,480	$208	$880	(86%)	323%

	$6,339	$(2,379)	$(7,389)	n/a (1)	n/a (1)

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

Foreign exchange income (loss), net is primarily attributable to the depreciation of RMB against U.S. dollar. As of December 31, 2012, the rate was RMB6.23 to US$1.00. RMB depreciated to RMB6.06 to US$1.00 as of December 31, 2013, RMB6.20 to US$1.00 as of December 31, 2014 and RMB6.50 to US$1.00 as of December 31, 2015.

Interest income from finance lease receivable in 2013, 2014 and 2015 was sourced from lease of property, plant and equipment to a third party with a period from April 1, 2012 to March 31, 2016.

We had a gain on disposal of idle property, plant and equipment in 2013, 2014 and 2015 primarily in relation to the disposal of property and equipment as we started to cease our production operations in 2013.

Other income in 2013, 2014 and 2015 primarily related to the reversal of a legal liability provision of $1.0 million and compensation awarded to us by the court of $1.1 million, partly offset by a loss on liquidation of a subsidiary of $0.2 million in 2013, reversal of a provision of professional fee of $0.1 million in 2014, reversal of a provision of professional fee of $0.5 million and government allowance of $0.2 million received in 2015, respectively.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of rental income for the years ended December 31, 2013, 2014 and 2015.

	Year Ended December 31,
	2013	2014	2015
Rental income	100.0%	100.0%	100.0%
Rental expense	(50.0)%	(45.8)%	(65.4)%

Net rental income	50.0%	54.2%	34.6%
General and administrative expenses(1)	(5,489.0)%	(573.1)%	(465.5)%

Operating loss	(5,439.0)%	(518.9)%	(430.9)%
Other income (expenses), net	4,661.1%	(101.7)%	(248.1)%
Interest income	3,631.6%	391.8%	270.4%
Interest expense	—	(2.6)%	(12.1)%

Income (loss) before income tax	2,853.7%	(231.4)%	(420.7)%
Income tax recovery	1,013.2%	—	—

Income (loss) from continuing operations, net of income tax	3,866.9%	(231.4)%	(420.7)%
Loss from discontinued operations, net of income tax	(3,648.5)%	(861.6)%	(21.1)%

Consolidated comprehensive income (loss) attributable to Nam Tai shareholders	218.4%	(1,093.0)%	(441.8)%

(1)	General and administrative expenses include employee severance benefits of nil, $0.1 million and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Rental Income. Our rental income increased to $3.0 million for 2015, up from $2.3 million in 2014. This increase was mainly related to the portion of our factory located in Gushu, Shenzhen, rented out since May 2014.

General and Administrative Expenses. Our general and administrative expenses increased to $13.9 million in 2015 from $13.4 million in 2014. The $0.5 million increase was mainly attributable to increases of $2.2 million for the partial legal fee of our Directors’ and Officers’ Liability Insurer award against us, $1.1 million for share-based compensation expenses and $0.6 million for depreciation expenses resulted from function currency transfer from U.S. dollars to RMB in 2015, partly offset by a decrease of $3.4 million for salaries and benefits comprised of compensation obligation payable to CFO of $3.0 million and incentive bonus of $1.1 million in 2014.

Other Income (Expense), Net. During 2015, our other expense was $7.4 million compared to income of $2.4 million in 2014. The increase was mainly attributable to the loss on currency exchange due to depreciation of RMB against U.S. dollar from 6.20 in Jan 2015 to 6.50 in Dec 2015 while changing from 6.06 in Jan 2014 to 6.20 in Dec 2014.

Interest Income. Our interest income was $8.1 million, which decreased by $1.1 million from $9.2 million in 2014. The decrease was primarily the result of lower cash and cash equivalents and short term investments from $298.1 million in 2014 to $207.4 million in 2015.

Income (Loss) from Continuing Operations, Net of Income Tax. Our net loss from continuing operations of $12.5 million mainly represented the general and administrative expenses of $13.9 million, foreign exchange loss of $8.7 million as a result of the depreciation of RMB against U.S. dollars partly offset by the interest income from time deposits of $8.1 million in 2015, compared to loss from continuing operations of $5.4 million which mainly included general and administrative expenses of $13.4 million partly offset by interest income of $9.2 million in 2014.

Loss from Discontinued Operations, Net of Income Tax. Our net loss from discontinued operations amounted to $0.6 million which mainly resulted from the general and administrative expenses of $0.9 million but partly offset by the refund on land use tax of $0.1 million in 2015, compared to net loss from discontinued operations of $20.2 million which is mainly attributable to an impairment charge of $19.0 million on assets held for sale in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Rental Income. Our rental income increased to $2.3 million for 2014, up from $0.1 million in 2013. This increase was mainly related to the portion of our factory located in Gushu, Shenzhen, rented out since May 2014.

General and Administrative Expenses. Our general and administrative expenses increased to $13.4 million in 2014 from $7.5 million in 2013. The $5.9 million increase was mainly attributable to increases of $4.9 million for salaries and benefits comprised of compensation obligation payable to CFO of $3.0 million and additional incentive bonus of $1.1 million based on performance according to approved budget for 2014.

Other Income (Expense), Net. During 2014, our other expense was $2.4 million compared to income of $6.3 million in 2013. The decrease was mainly attributable to the loss on currency exchange due to the depreciation of the RMB against U.S. dollars in 2014.

Interest Income. Our interest income was $9.2 million, which increased by $4.3 million from $4.9 million in 2013. The increase was primarily the result of more RMB term deposits placed at longer tenure and with higher interest rate in 2014 than in 2013.

Income Tax (Recovery) Expenses. Income tax expense was nil, which was mainly due to the loss before income tax resulting from the termination of LCM production in April 2014. Our income tax recovery represented the reversal of deferred tax liabilities of $1.4 million because management decided to retain the undistributed earnings in our subsidiaries in the PRC for the change of core business in 2013.

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

Liquidity and Capital Resources

Liquidity

In 2013 and 2014, we do not have any off-balance sheet financing arrangements, such as securitized receivables or access to assets through special purpose entities, which could act as sources of liquidity. Our primary uses of cash during the past two years have been to fund expansions of and upgrades to our manufacturing facilities.

In 2015, we financed our operations and met our cash flow obligations primarily from internally generated funds and the proceeds from interest income and rental income. We do not have any off-balance sheet financing arrangements, such as securitized receivables or access to assets through special purpose entities, which could act as sources of liquidity. Our primary uses of cash during the past year has been on payments relating to the development of our land parcels in Guangming and Gushu.

We had working capital of $226.6 million at December 31, 2015 compared to net working capital of $280.2 million at December 31, 2014. The principal components of our working capital at December 31, 2015 and December 31, 2014 consisted of cash and cash equivalents, short term investments and assets held for sale. The decreases in these components at December 31, 2015 from levels at December 31, 2014, primarily resulted from the decrease by $55.4 million in cash and cash equivalent and $35.3 million in short term investments partly offset by repaid $40.0 million of short term bank borrowing.

For 2016, our planned capital expenditures will be $19.5 million to develop Namtai Inno Park on our Guangming, Shenzhen, premises, which the board of directors has approved on October 30, 2015. We believe that our level of internal resources, which include cash and cash equivalents, short term investments, and available borrowings under our credit facilities, and our working capital requirements are sufficient to maintain our business operations for at least the next twelve months. Should we desire to pursue acquisition opportunities or undertake additional significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. We cannot assure you that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.

The following table sets forth, for the years ended December 31, 2013, 2014 and 2015, selected consolidated cash flow information:

	Year Ended December 31,
	2013	2014	2015
	(US$ in thousands)
Net cash provided by (used in) operating activities	$82,042	$(10,360)	$(8,782)
Net cash (used in) provided by investing activities	$(140,383)	$141,244	$38,011
Net cash (used in) provided by financing activities	$(32,877)	$18,947	$(75,939)

Net (decrease) increase in cash and cash equivalents	$(91,218)	$149,831	$(46,710)

Net cash used in operating activities for 2015 was $8.8 million. This consisted primarily of a $13.2 million consolidated net loss and a decrease in accrued expenses and other payable of $4.5 million, which consisted of compensation obligation payment to the CFO of $3.0 million and incentive bonus of $1.1 million in 2015. Net cash used in operating activities was partially offset by depreciation and amortization of property, plant and equipment, land use rights and other assets of $4.2 million, an increase in share-based compensation expense of $1.7 million, a decrease in prepaid expense and other receivables of $1.7 million and unrealized foreign exchange loss of $1.5 million.

Net cash provided by investing activities was $38.0 million for 2015, consisting primarily of a decrease of $35.2 million for short term investments.

Net cash used in financing activities was $75.9 million for 2015, representing $132.4 million for repayment of short term bank borrowing including the repayment of $40.0 million borrowed in 2014 and $92.4 million borrowed in 2015, $36.7 million for share repurchase program and $3.2 million for cash dividend paid. Net cash used in financing activities was partially offset by $92.4 million for proceeds from short term bank borrowings and $4.0 million for proceeds from option exercise.

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

Net cash provided by investing activities was $141.2 million for 2014, consisting primarily of $22.7 million for proceeds from disposal of property, plant and equipment and $116.3 million for short term investments

Net cash provided by financing activities was $18.9 million for 2014, representing short term bank borrowing of $40.0 million. Net cash provided by financing activities was partially offset by $17.6 million payment for shares repurchase program and $3.6 million cash dividends paid.

Net cash provided by operating activities for 2013 was $82.0 million. This consisted primarily of $0.3 million of consolidated net income, and $21.4 million of non-cash items depreciation and amortization and $35.0 million of impairment loss on fixed asset and land use right, a decrease in accounts receivable of $82.6 million, a decrease in inventories of $25.7 million, a decrease in prepaid expenses and other receivables of $21.7 million, and a decrease in net deferred tax asset of $4.5 million. Net cash provided by operating activities was partially offset by a decrease in accounts payable of $92.1 million and a decrease in accrued expenses and other payables of $8.9 million.

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

For the years ended December 31, 2013, 2014 and 2015, we had no guaranteed loans. In 2015, NTISZ and Zastron Shenzhen have signed as guarantors of banking facilities of $90.0 million including default interest and other costs and expenses.

We had no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect our liquidity.

Capital Resources

As of December 31, 2015, we had $157.4 million in cash and cash equivalents and $50.0 million of short term investments, compared with $212.8 million in cash and cash equivalents and $85.3 million of short term investments, as of December 31, 2014.

As of December 31, 2015, we had in place $90.0 million of general banking facilities with financial institutions. The banking facility at December 31, 2015 will mature or renew in 2016. These banking facilities (which are not considered guaranteed loans) are secured by NTISZ together with Zastron Shenzhen. As of December 31, 2015, we had $157.4 million in cash and cash equivalents, $50.0 million of short term investments and available unused credit facilities of $90.0 million, which are sufficient to meet our business operations’ needs for the next 12 months.

As of December 31 2015, we had no long-term bank loans.

Our contractual obligations, including purchase obligations as of December 31, 2015 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments (in thousands) due by period
Contractual Obligations	Total	2016	2017 to 2018	After 2019
Capital commitments	4,290	2,236	2,054	—

Total	$4,290	$2,236	$2,054	$—

With the exception of a requirement for PRC subsidiaries that about 11% of profits after tax be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends from the PRC once all taxes are paid and assessed and losses, if any, from previous years have been made good.

Impact of Inflation

Prior to the complete cessation of our EMS business around April 2014, inflation in China, where virtually all of our assets and employees are located, has had little impact on our business because we have been able to increase the price of our services and products to keep pace with inflation.

Continuing inflation and material increases in the cost of labor could diminish our competitive advantage. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.

In April 2014, we ceased our LCM manufacturing business and turned our focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes. Inflation has not had a significant effect on our business during the past two years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

Recent Changes in Accounting Standards

In April 2015, the FASB issued ASU 2015-06, Earnings Per Share (Topic 260). The amendments in this update specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. The amendments in ASU 2015-06 are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. The Company is currently evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update supersede the guidance to classify equity securities with readily determinable fair values into different categories (that is trading or available-for-sale) and require equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies) to be measured at fair value with changes in the fair value recognized through net income. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Lease (Subtopic 842): This Update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

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

With the cessation of the LCM business in April 2014, we have been focusing our effort in developing the land parcels in Gushu and Guangming, Shenzhen, respectively, under the “Smart Complex” theme where innovative intelligent equipment and facilities along with up-to-date technologies will be deployed for the buildings within the complexes. With these intelligent facilities, environmental friendly and advanced technologies in our buildings, we believe we will be able to attract the top-tier international companies to our complexes. As part of this “Smart Complex” theme, we have redesigned our corporate logo and have selected the names of “Namtai Inno Park” and “Namtai Inno City” for our Guangming and Gushu projects, respectively. We are currently seeking world renowned external global I.T. conglomerate to help developing and incorporating this innovative infrastructure equipment, facilities and applications under the “Smart Complex” theme. Upon the completion of development of these two parcels of land, we will become the landlord and manager of the commercial complexes.

Off-balance Sheet Arrangements

For 2015, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Managers

Our current directors and senior management, and their ages as of January 31, 2016, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries
Ming Kown Koo	72	Nam Tai’s Executive Chairman
Pi Hao Liu	53	Nam Tai’s Chief Executive Officer
Shan-Nen Bong(1)	44	Nam Tai’s Chief Financial Officer
Peter R. Kellogg	74	Member of the Board of Directors
Dr. Wing Yan (William) Lo	56	Member of the Board of Directors
Charles Chu	60	Member of the Board of Directors
Mark Waslen	56	Member of the Board of Directors
Lorne Waldman(2)	50	Member of the Board of Directors

(1)	Shan-Nen Bong was appointed as Nam Tai’s Chief Financial Officer effective on May 1, 2015.
(2)	Mr. Lorne Waldman was appointed as one of the independent directors on March 1, 2015.

Ming Kown Koo. (Year of Birth: 1944). Mr. Koo, a founder of the Nam Tai Group, currently serves as executive Chairman. He has served in various senior executive and management positions of Nam Tai Group from our inception, including responsibilities for corporate strategy, finance and administration. He is also Chairman & Legal Representative of various PRC subsidiaries of Nam Tai. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970. Mr. Koo also received the Honorary Degree of Doctor of Social Science from the City University of Hong Kong in November 2013.

Pi Hao Liu. (Year of Birth: 1963). Mr. Liu currently serves as the Chief Executive Officer of Nam Tai. He joined Nam Tai as a Production Assistant General Manager in Operations Department on November 15, 1999. During his 16 years tenure with Nam Tai, he served Nam Tai in various capacities, including Assistant General Manager of R&D, Assistant General Manager of Quality Department, Director & Vice General Manager of the GM Office, and Vice President of the Purchasing Department.

Shan-Nen Bong. (Year of Birth: 1972). Mr. Shan-Nen Bong (“Mr. Bong”) was appointed as Chief Financial Officer of the Company effective from May 1, 2015. Mr. Bong joined Nam Tai as VP of Finance and Administration since October 2014. Mr. Bong has previously worked in one of the Big-4 accounting firms for 17 years in Singapore, New Zealand, San Jose (USA) and Beijing, and was an audit partner at that firm before agreeing to join the Company. Mr. Bong is a member of Institute of Chartered Accountants in England and Wales, Hong Kong Institute of Certified Public Accountants and Chartered Accountants Australia and New Zealand.

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

Lorne Waldman. (Year of Birth: 1966). Mr. Waldman is currently the Senior Vice President, of Silvercorp Metals Inc, listed on the Toronto Stock Exchange (symbol: SVM). Silvercorp is the largest primary silver producer in China with mines in Henan and Guangdong Provinces. Prior to that, Mr. Waldman served as in-house legal counsel and corporate secretary within Nam Tai group from 1996 to 2007. Mr. Waldman is a practicing member of the Law Society of British Columbia, earned a Masters of Business Administration and a law degree from the University of British Columbia and a Bachelor of Commerce degree from the University of Calgary, Canada.

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

Compensation of Directors and Management

Compensation on an Aggregate Basis

The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2015 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $3.0 million.

In fourth quarter of 2015, we granted to a director and management and employee stock options to purchase an aggregate of 726,869 of our common shares with an exercise price of $8.00 per share, significantly above the closing price of our common stock on the date of the grant. The options expire on the fifth anniversary of their grant date in 2020.

In June 2015, we granted to our directors, under our stock option plan, options to purchase an aggregate of 75,000 of our common shares at an exercise price of $5.33 per share. The exercise price of the shares covered by the options granted during 2015 was equal to the fair market value of our shares on the date of grant. The closing price of our common stock on the date of grant, June 5, 2015, was $5.33, as reported on the NYSE. The options granted during 2015 expire on the third anniversary of their grant date in 2018.

In April 2015, we granted to management options to purchase 50,000 of our common shares at an exercise price of $3.97 per share. The exercise price of the shares is the closing price of our common stock on the date of granted. The options expire on the three anniversary of their grant date in 2018.

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

We pay our directors, except for Mr. Koo, $4,000 per month for their services as directors, and $1,000 per meeting attended in person and $700 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee. Starting in 2016, except for Mr. Koo, the fees payable to directors have been increased to $5,000 per month for their services as directors, and $1,200 per meeting attended in person and $800 per meeting attended by telephone.

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

The cost of our contributions to the staff retirement plans in Hong Kong and China amounted to approximately $2.5 million, $0.4 million and $0.1 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Compensation on an Individual Basis*

Directors Compensation

The following table presents the total compensation paid to each of our non-management directors during 2015:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Peter R. Kellogg	50,100	28,200	—	78,300
Charles Chu	55,700	28,200	—	83,900
Dr. Wing Yan (William) Lo	55,000	28,200	—	83,200
Mark Waslen	55,700	28,200	—	83,900
Lorne Waldman	40,200	28,200	—	68,400

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees.
(2)	Consists of the US$ amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.
*	Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this Report and plan to do so in our proxy statement for our 2016 Annual Meeting of Shareholders (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefore promulgated under the Securities Exchange Act of 1934). See ITEM 3. Key Information of this Report under the heading “Risk Factors – Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections and information afforded to investors”. By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this Report or in our proxy statement, we are not undertaking any duty, and investors and others reviewing this Report should not expect, that we will continue to make such disclosures in any future Reports or in our proxy statements as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this Report may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this Report do not necessarily comply with the applicable requirements therefore under Form 10-K or Regulation 14A and this Report does not contain all disclosures required by ITEM 11 of Form 10-K or ITEM 8 of Schedule 14A of Regulation 14A.

Options Granted During the Year and Held by Directors, at December 31, 2015

Our policy is to grant to non-employee directors on an annual basis, upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. Accordingly, in June 2015, each of our non-employee directors was granted options to purchase 15,000 shares (a total of 75,000 shares for all of our non-employee directors) at an exercise price of $5.33 and they are exercisable immediately. These options lapse three years from the date of grant.

Compensation on an Individual Basis — Executive Officers

The following table sets forth a summary of the compensation which we (including our subsidiaries) paid to Mr. Koo and our highest paid executive officers during 2015 who were serving at December 31, 2015.

Summary Compensation Table

Name and Principal Position	2013		2014		2015
Ming Kown Koo, Nam Tai’s Executive Chairman
Salary(1)	1,666,672	(3)	1,656,012	(3)	1,279,367	(3)
Other compensation and benefits(2)	1,135,632	(4)	3,754,785	(4)	497,286	(4)

Total	2,802,304		5,410,797		1,776,653

Pi Hao Liu, Chief Executive Officer of Nam Tai
Salary(1)	194,263		213,715		211,200
Other compensation and benefits(2)	52,717		68,881		62,641

Total	246,980		282,596		273,841

Shan-Nen Bong(5), Chief Financial Officer of Nam Tai
Salary(1)	—		52,507		325,239
Other compensation and benefits(2)	—		15,453		255,251

Total	—		67,942		580,490

(1)	Consists of the basic salary earned by the named executive officers during the year indicated. Cash compensation included in the table was paid to Nam Tai’s senior executives in HK$ and RMB, respectively and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.75, $1.00:RMB6.25 for 2015, $1.00:HK$7.75, $1.00:RMB6.18 for 2014, and $1.00:HK$7.75, $1.00:RMB6.18 for 2013, respectively.
(2)	To the extent applicable to the named individual, consists of amounts paid for housing, golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums, bonus and fees for annual physical examination.
(3)	Mr. Koo was appointed as Nam Tai’s Chief Financial Officer effective March 1, 2009 and resign on April 30, 2015. Prior to March 1, 2009, Mr. Koo served on Nam Tai’s Board of Directors as Non-executive Chairman of the Board and since March 1, 2009 has served as Executive Chairman of the Board. Mr. Koo’s salary for serving as Nam Tai’s Chief Financial Officer during 2013, 2014 and 2015 was $1.00 per month. Effective October 1, 2010, Mr. Koo was appointed as President of NTEEP, his salary for serving as President of NTEEP was approximately $1.7 million in 2014 and 2013, respectively. In 2015, Mr. Koo’s salary for serving as President of NTHL was approximately $1.3 million.
(4)	“Other compensation and benefits” for 2015 includes fees for medical insurance, annual physical examination, $0.5 million share options to purchase an aggregate of 261,869 of our common shares at an exercise price of $8.00 per share, which vested in October 2015. “Other compensation and benefits” for 2014 includes fees for medical insurance, $0.8 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2014 but was paid to Mr. Koo in May 2015 and $3.0 million accrual of compensation obligation but was paid to CFO in May 2015. “Other compensation and benefits” for 2013 includes fees for annual physical examination, $0.9 million share options to purchase an aggregate of 600,000 of our common shares at an exercise price of $6.66 per share, which became vested in April 2013 and $0.2 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2013, but was paid to Mr. Koo in January 2014.
(5)	Appointed as the Chief Financial Officer of Nam Tai on May 1, 2015.

Retirement Benefits

(1)	Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund. The following table provides amount of contributions that the Company has made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

Name	Number of years of credited Service		Value at December 31, 2015 of Accumulated Benefits ($)	Company Payments During 2015 ($)
Ming Kown Koo	41.0	(a)	N/A	N/A

(a)	Prior to October 2010, Mr. Koo’s services as our employee were for Nam Tai Property Inc., the ultimate parent, and as such he is not eligible under Hong Kong’s Mandatory Provident Retirement Fund. Accordingly, no contributions have been made for Mr. Koo. Although he was appointed President of our subsidiary, NTEEP, effective October 1, 2010, contributions are not required for Mr. Koo under Hong Kong’s Mandatory Provident Retirement Fund because he is over 65 years old.

(2)	Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance was established for the employees during the term they are employed.

Name	Number of years of credited Service	Value at December 31, 2015 of Accumulated Benefits ($)	Company Payments During 2015 ($)
Pi Hao Liu	16.1	18,422	4,220
Shan-Nen Bong	1.2	7,869	4,220

Options Held by Executive Officers at January 31, 2016

Stock Options of Directors and Management

The following table provides information concerning the options owned by our current management and directors as of January 31, 2016.

Name	Number of common shares subject to option	Exercise price ($)	Expiration Date
Ming Kown Koo	261,869	8.00	October 29, 2020
Pi Hao Liu(1)	40,000	5.63	April 24, 2017
Shan-Nen Bong	50,000	3.97	April 13, 2018
Shan-Nen Bong	50,000	8.00	October 29, 2020

(1)	On January 30, 2015, our Board of Directors approved the extension of options previously granted to management for a period of two years from April 26, 2015.

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

Corporate Governance Guidelines

We have adopted a set of corporate governance guidelines which are available on our website at http://www.namtai.com/investors#investors/corporate_governance. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders also may request a free copy of our corporate governance guidelines in print form by making a request to:

Mr. Kevin McGrath, Managing Partner of Cameron Associates

Telephone: 212.245.4577

e-mail: kevin@cameronassoc.com

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

Our Audit Committee consists of four independent non-executive directors, Messrs. Waslen, Chu, Dr. Lo and Waldman. Mr. Waslen serves as the Chairman of the Audit Committee as a “financial expert”.

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

Our Compensation Committee consisted of five independent non-executive directors in 2015: Messrs. Chu, Waslen, Kellogg, Dr. Lo and Waldman. Mr. Waldman serves as the Chairman of the Compensation Committee.

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

Our Nominating/Corporate Governance Committee consists of five independent non-executive directors: Messrs. Chu, Waslen, Kellogg, Dr. Lo and Lorne Waldman. On January 29, 2016, Mr. Lorne Waldman was appointed as one of the Nominating/Corporate Governance Committee members. Dr. Lo serves as the Chairman of the Nominating/Corporate Governance Committee.

Stock Options of Directors and Management

During 2015, our non-employee directors were each granted options to purchase 15,000 shares of the Company. These options (a total of 75,000 options) plus an aggregate of remaining balance of 120,000 options granted in 2013 and 2014 but not yet exercised by our directors (a total of 195,000) were outstanding and held by our directors as of January 31, 2016. With the exception of Mr. Koo’s options, the options granted in 2015 are exercisable at $5.33 per share and will lapse on June 4, 2018, the options granted in 2014 are exercisable at $8.05 per share, and will lapse on June 5, 2017, and the options granted in 2013 are exercisable at $7.50 per share and will lapse on May 31, 2016.

During 2015, a director (Mr. Koo), a manager and our management were granted options to purchase 261,869, 50,000 and 465,000 shares of the Company, respectively. These options granted are exercisable at $8.00, $3.97 and $8.00 per share, respectively, and will lapse on October 29, 2020, April 13, 2018 and October 29, 2020, respectively.

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

At January 31, 2016, we had options outstanding to purchase 195,000 shares and 935,869 shares held by four non-employee directors and one director and management and staffs, respectively. Under our existing stock option plans, options to purchase 190,000 shares were available for future grant. The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed with the SEC as Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the SEC on June 12, 2006. Amendments to our stock options were included with our form 6-K furnished to the SEC on November 13, 2006.

Employees

The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2013, 2014 and 2015.

		At December 31,
Geographic Location	Main Activity	2013	2014	2015
Shenzhen, PRC
	Manufacturing	2,662	—	—
	Project development	—	6	11
	Supervision & checking committee member	—	—	3
	Research and development	8	—	—
	Quality control	250	—	—
	Engineering	109	—	—
	Administration	119	47	43
	Marketing	6	—	—
	Support(1)	121	—	—

	Total Shenzhen	3,275	53	57
Wuxi, PRC
	Engineering	3	—	—
	Administration	21	5	4

	Total Wuxi	24	5	4
Hong Kong
	Administration	6	6	9

	Total Hong Kong	6	6	9
Total Employees		3,305	64	70

(1)	Employees categorized in “support” include personnel engaged in procurement, customs, shipping and warehouse services.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Shares and Options Ownership of Directors, Senior Management and Principal Shareholders (outstanding)

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of January 31, 2016, by each person (or group within the meaning of Section 13(d) (3) of the Exchange Act) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management:

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	6,916,000	(2)	18.8%
Ming Kown Koo	6,184,355	(3)	16.7%
I.A.T. Reinsurance Syndicate Ltd.	5,774,800	(2)	15.7%
Charles Chu	47,500	(4)	*
Wing Yan (William) Lo	45,000	(5)	*
Mark Waslen	55,000	(6)	*
Lorne Waldman	15,000	(7)	*
Pi Hao Liu	40,000	(8)	*
Shan-Nen Bong	100,000	(9)	*

*	Less than 1%.
(1)	Percentage of ownership is based on 36,699,572 common shares outstanding as of January 31, 2016. In accordance with Rule 13d-3(d) (1) under the Exchange Act, options which are exercisable within 60 days of January 31, 2016 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Mr. Kellogg beneficially holds 6,871,000 common shares, including 5,774,800 common shares held indirectly through I.A.T. Reinsurance Syndicate Ltd. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of the shares held by I.A.T. Reinsurance Syndicate Ltd. Mr. Kellogg also holds options to purchase 45,000 shares, which he has received as of January 31, 2016, as a director of Nam Tai.
(3)	Mr. Koo beneficially owned 5,922,486 common shares jointly with Ms. Cho Sui Sin, Mr. Koo’s wife. Mr. Koo also holds options to purchase 261,869 shares, which he has received as of January 31, 2016, as a director of Nam Tai.
(4)	Includes 2,500 common shares and options to purchase 45,000 shares, which he has received as of January 31, 2016, as a director of Nam Tai.
(5)	Represents options to purchase 45,000 shares, which he has received as of January 31, 2016, as a director of Nam Tai.
(6)	Includes 10,000 common shares and options to purchase 45,000 shares, which he has received as of January 31, 2016, as a director of Nam Tai.
(7)	Includes options to purchase 15,000 shares, which he has received as of January 31, 2016, as a director of Nam Tai.
(8)	Represents options to purchase 40,000 shares, which he has received as of January 31, 2016, as CEO of Nam Tai.
(9)	Represents options to purchase 100,000 shares, which he has received as of January 31, 2016, as CFO of Nam Tai.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly through January 31, 2016.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of January 31, 2016, there were approximately 502 holders of record of our common shares. According to information provided to us by our transfer agent, 488 holders of record with addresses in the United States held 36,699,572 of our common shares at January 31, 2016.

The following table reflects the percentage ownership of our common shares during the last three years ended January 31, 2014, March 1, 2015 and January 31, 2016 by shareholders who beneficially owned 5% or more of our common shares during that period:

	Percentage Ownership(1)
	2014	2015	2016
Peter R. Kellogg(2)	14.3%	16.2%	18.8%
I.A.T. Reinsurance Syndicate Ltd.(3)	12.8%	13.6%	15.7%
Ming Kown Koo(4)	12.7%	13.7%	16.7%
Kahn Brothers LLC(5)	6.1%	6.9%	9.9%

(1)	Based on 45,272,735, 42,618,322 and 36,699,572 common shares outstanding on January 31, 2014, March 1, 2015 and January 31, 2016, respectively. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days as of January 31, 2014, March 1, 2015 and January 31, 2016 have been considered outstanding for the purpose of computing the percentage of our outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Mr. Kellogg beneficially owned 6,450,000, 6,871,000 and 6,871,000 common shares, as of January 31, 2014, March 1, 2015 and January 31, 2016, including shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg is the sole holder of its voting stock but does not admit to its beneficial ownership and, as compensation granted to him for being a director of Nam Tai, options to purchase 45,000, 45,000 and 45,000 common shares, on each of the respective date.
(3)	Based on Schedule 13G/A filed with the SEC by IAI Reinsurance Company Ltd. on February 14, 2013 of 5,774,800 common shares and on February 17, 2015 of 5,774,800 common shares.
(4)	Mr. Koo, jointly with Ms. Cho Sui Sin, Mr. Koo’s wife, beneficially owned 5,242,786, 5,322,486 and 5,922,486 common shares as of January 31, 2014, March 1, 2015 and January 31, 2016, including, as compensation granted to him for being CFO of Nam Tai, options to purchase 600,000, 600,000 and 261,869 common shares, on each of the respective dates.
(5)	Based on a Schedule 13G/A filed with the SEC by Kahn Brothers LLC on February 11, 2013 of 2,881,121 common shares, on February 2, 2015 of 2,943,022 common shares and on February 10, 2016 of 3,645,209 common shares.

The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of the Company.

Certain Relationships and Related Party Transactions

During 2015, Mr. Koo was granted options to purchase 261,869 shares of the Company at an exercise price of $8.00 per share. According to the option certificates, the options granted to Mr. Koo during 2015 will expire on October 29, 2020. Mr. Koo exercised 600,000 stock options at the exercise price of $6.60 on September 15, 2015.

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

Financial Statements

Our consolidated financial statements are included this Form 20-F in the F pages following page 58.

Legal Proceedings

On May 17, 2013, a class action lawsuit was filed in the United States District Court for the Southern District of New York by several shareholders of Nam Tai against Nam Tai and two of its executives. The class action lawsuit, however, was voluntarily dismissed by the plaintiffs, with prejudice in January 2014. No payment or consideration of any kind was made by either Nam Tai or any of its directors in connection with the dismissal. We are not currently a party to any material legal proceedings other than routine litigation incidental to our business and we believe that there are no material legal proceedings pending that involve our property.

Tax Disputes with Hong Kong Inland Revenue Department: Since the fourth quarter of 2007, several of our inactive subsidiaries have been involved in tax disputes relating to tax years 1996 and later years with the Inland Revenue Department of Hong Kong, (the “HKIRD”), the income tax authority of the Hong Kong Government. These disputes are discussed sequentially below.

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

(e) NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013. As the Company did not have a controlling financial interest on NTTC after it was taken over by the Joint and Several Receivers, so the financial statements of NTTC have not been included in the consolidated financial statements of the Company subsequent to the 2012 Form-20F, in accordance with the procedures set out in ASC 810-10-15-10.

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

(d) On December 30, 2015, HKIRD issued a latest demand letter to NTGM demanding total payment of $1.1 million. NTGM is a limited liability company incorporated in Hong Kong. NTGM had a net deficit position as of December 31, 2015 and the Company has no funding obligation towards NTGM. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the consolidated financial statements of the Company.

NTT

(a) On September 14, 2009, the HKIRD issued a writ against Nam Tai Telecom (Hong Kong) Company Limited (“NTT”), a dormant company of the Company, claiming taxes in the amount of approximately $0.3 million for the taxable year 2002/2003. Judgment has been entered against NTT.

(b) (i) On February 17, 2011, HKIRD issued a writ against NTT claiming taxes in the amount of approximately $0.03 million for the taxable year 2002/2003. NTT filed a Defense to this action. The hearing of this action was heard together with the case of NTGM as discussed in paragraph (2) (b) above on September 6, 2011. Similarly, the judgment was handed down on September 29, 2011 with the Defense being struck out and judgment was thus entered against NTT.

(ii) The taxation process is completed. The total taxed costs as certified by the Registrar are approximately $4,859 plus post-judgment interest.

(c) NTT has received demand letters from the HKIRD demanding payments of judgment debts mentioned in paragraphs 3(a) and (b) above.

(d) On October 15, 2015, HKIRD issued a demand letter to NTT demanding total payment of $0.4 million. NTT is a limited liability company incorporated in Hong Kong. NTT had a net deficit position as of December 31, 2015 and the Company has no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the consolidated financial statements of the Company.

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

The Company and former Directors denied that any of NTTC’s tax return filings were incorrect or contained omissions and understatements in violation of the Inland Revenue Ordinance and believe that no incorrect tax return was ever filed.

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

On January 30, 2015, according to BOD meeting for fourth quarter of 2014, if we lose the case in the Board of Review, we should consider to apply the Court of Appeal hearing. Since the Closing of the hearing of the Board of Review held on March 6, 2015, there have been no further developments.

At this time, Nam Tai is unable to assess the potential impact of these proceedings on the Company. However, the Company may be required to indemnify and defend this matter for the former directors and officers. If forced to defend, the Company plans to do so vigorously.

Directors’ and Officers’ Liability Insurance

Nam Tai maintains a Directors’ and Officers’ Liability Insurance for certain claims or liabilities that may arise by reason of the status or service of its directors and officers (“the Policy”). Nam Tai has informed the insurance carriers of the Policy about the HKIRD’s Notices against NTTC’s two former directors. So far, the insurance carriers have raised no objection to the Notices constituting a claim under the terms of the Policy and have reimbursed Nam Tai for the legal costs and other expenses incurred by Nam Tai for defending the Notices. After the Additional Assessment Notices had been issued, the Insurers were informed of the same. The Insurers refused to reimburse for the additional tax under the Additional Assessment Notices and the associated legal costs and expenses incurred in both the BOR Appeal and an appeal to the Court of Appeal of the HKIRD against the Assessment Notices (the “CA Appeal”). Therefore, The Company and the two former directors have commenced arbitration against the Insurers under the Policy on October 18, 2013 by issuing a Notice of Arbitration to claim for reimbursement of the additional tax and the legal costs and expenses of both the BOR Appeal and the CA Appeal. The insurers filed their Response to Notice of Arbitration on December 24, 2013. All arbitrators have been appointed and the Arbitration hearing was heard from July 20 to July 24, 2015. On December 28 2015, the Company has been updated by its external legal counsel that the Partial Final Award on Costs & Final Award on Interest have been granted. Furthermore, the Tribunal in the Partial award on cost held that Nam Tai has to pay for the respondents’ costs for the period from February 11, 2014 up to the date of the award. It is estimated the total costs of $1.0 million has been accrued for the year of 2015. Nam Tai renewed a new Directors’ and Officers’ Liability Insurance Policy with its current insurer for the year 2015 and 2016.

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

As announced on November 3, 2014, the Company set payment of quarterly dividends for 2015 of $0.02 per quarter. All quarterly dividends scheduled for payment in 2015 were paid as scheduled.

On October 30, 2015, following its review of our financial results for the first nine months of 2015, our Board of Directors assessed our operating income, current and estimated future cash, cash flow and capital expenditure requirements, and decided to pay quarterly dividends in 2016 according to the Schedule set forth below:

Dividends declared for 2016
Quarterly Payment	Record Date	Period Scheduled	Dividend per share
Q1 2016	December 31, 2015	before January 31, 2016(1)	$0.02
Q2 2016	March 31, 2016	before April 30, 2016	0.02
Q3 2016	June 30, 2016	before July 31, 2016	0.02
Q4 2016	September 30, 2016	before October 31, 2016	0.02

Total for full year 2016			$0.08

(1)	Dividends for Q1 2016 were paid on January 15, 2016.

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

The following table sets forth the total cash dividends and dividends per share we have declared during each of the five years ended December 31:

	Year ended December 31,
	2011	2012	2013	2014	2015
Total dividends declared (in thousands)	$12,545	$26,882	$3,622	$3,409	$2,936
Regular dividends per share	$0.28	$0.60	$0.08	$0.08	$0.08
Total dividends per share	$0.28	$0.60	$0.08	$0.08	$0.08

ITEM 9.	THE LISTING

Our shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the ticker symbol “NTE” until April 22, 2014 when the ticker symbol changed “NTP”.

The following table sets forth the highest and lowest closing sales prices for our shares for each of the quarters in the year period ended December 31:

	2013			2014			2015
	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)
1st Quarter	$16.01	$11.06	678,237	$7.78	$5.30	367,690	$5.16	$3.51	154,839
2nd Quarter	13.76	5.55	704,297	8.11	5.91	241,313	5.40	3.86	179,730
3rd Quarter	8.79	5.57	640,439	7.67	5.85	134,093	6.59	4.20	140,952
4th Quarter	8.69	6.79	484,561	6.10	4.12	164,898	6.63	4.70	60,853

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

The following table sets forth the highest and lowest closing sale prices of our shares for the five years ended December 31:

Year ended December 31,	High	Low	Average Daily Trading Volume(1)
2011	$8.08	$4.50	92,445
2012	16.37	4.75	388,504
2013	16.01	5.55	626,068
2014	8.11	4.12	225,267
2015	6.63	3.51	133,665

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

The following table sets forth the highest and lowest closing sale prices of our shares during each of the most recent six months in the period ending February 29, 2016:

Month ended	High	Low	Average Daily Trading Volume(1)
September 30, 2015	$6.59	$5.36	102,343
October 31, 2015	6.63	5.82	49,877
November 30, 2015	6.35	5.15	67,215
December 31, 2015	5.88	4.70	66,045
January 31, 2016	6.07	4.80	74,968
February 29, 2016	5.77	4.85	65,790

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of January 31, 2016, we had 36,699,572 common shares outstanding.

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

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business or elsewhere in this annual report on Form 20-F.

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

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders if we were to be classified as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of our common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or Non-U.S. holder of our common shares, including, without limitation, the following:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or conversion transaction;

•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares;

•	certain former U.S. citizens and residents who have expatriated;

•	persons holding shares through partnerships or other tax transparent entities; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

Investors should consult their tax advisors regarding the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the purchase, ownership and disposition of our common shares.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:

•	an individual United States citizen or resident alien of the United States (as defined for United States federal income tax purposes);

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

The United States federal income tax treatment of a partner in a partnership (or other entity treated as a partnership for United States federal income tax purposes) that holds our common shares will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership investing in our common shares should consult their tax advisors regarding the specific United States federal income tax consequences to them of the acquisition, ownership and disposition of our common shares.

Distributions on Our Common Shares

If you are a U.S. Holder of our common shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally may not apply to you—instead, see “PFIC Considerations” below. Otherwise, generally, the gross amount of any cash distribution or the fair market value of any property distributed that you receive with respect to our common shares will be subject to tax as ordinary income to the extent such distribution does not exceed our current and accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. Such income will be included in your gross income on the date of receipt. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States. We anticipate that requirement (ii) will be met here. A qualified foreign corporation for purposes of the reduced rate does not, however, include a PFIC. Thus, U.S. Holders should consult their tax advisors regarding the availability of the reduced rate of taxation applicable to any dividends the Company pays with respect to the shares. To the extent any distribution exceeds our current and accumulated E&P, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as capital gain. Because we are not a United States corporation, a dividends-received deduction generally will not be allowed to corporations with respect to dividends paid by us.

We believe we were a PFIC for 2015 and, based on our current operations, assets and market conditions for our shares, we may be a PFIC for 2016—see “PFIC Considerations” below and the discussion of certain PFIC issues in “Risk Factors” above. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” may not be available for 2016.

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

Sale, Exchange or Other Disposition of Our Common Shares

If you are a U.S. Holder of our common shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section will not apply to you—instead, see “PFIC Considerations” below. Otherwise, generally, in connection with the sale, exchange or other taxable disposition of our common shares:

•	you will recognize capital gain or loss equal to the difference (if any) between:

•	the amount realized on such sale, exchange or other taxable disposition and your tax basis in such common shares (your tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the Company’s shares.

PFIC Considerations

The determination of whether a corporation is a PFIC in any taxable year is made on an annual basis after the close of that year and depends on the composition of its income and the nature and value of its assets including goodwill. Specifically, a corporation will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of its gross income for such taxable year is passive income (the “PFIC income test”), or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that either produce passive income or are held for the production of passive income (the “PFIC asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.

We believe that we were a PFIC for 2015 under the PFIC income test. In addition, on the assumption that (i) cash and cash equivalents are passive assets and (ii) our market capitalization plus total liabilities may be considered a proxy for our total assets, a calculation based on a comparison of the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we were also a PFIC for 2015 under the PFIC asset test. As a result, we believe we were a PFIC for U.S. federal income tax purposes for 2015. However, the PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2015 or currently in 2016, and we do not intend to make such a determination as we believe that our management and financial resources can be better deployed in other aspects of our business. We may be a PFIC in 2016 under either the PFIC income test or the PFIC asset test, or both.

If we are classified a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your common shares. Under the PFIC regime, any excess distribution and recognized gain would be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period for our common shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies.

If we were treated as a PFIC, a U.S. Holder of our shares would generally be subject to the PFIC rules described above with respect to distributions by, and dispositions by us of the stock of, any direct or indirect subsidiaries of ours that are classified as PFICs under either the “PFIC asset test” or the “PFIC income test,” as if such holder received directly its pro-rata share of either the distribution or proceeds from such disposition.

A U.S. Holder may generally avoid the PFIC regime by making a “qualified electing fund” election which generally provides that, in lieu of the foregoing treatment, our earnings, on a pro rata basis, would be currently included in the holder’s gross income. However, we may be unable or unwilling to provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election; thus, such election may not be available with respect to our common shares.

In addition, U.S. Holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares. Although a U.S. Holder may be eligible to make a mark-to-market election with respect to our shares, no such election may be made with respect to the stock of any of our subsidiaries that a U.S. Holder is treated as owning, if such stock is not marketable. Hence, the mark-to-market election generally would not be effective to eliminate the interest charge described above with respect to deemed dispositions of a subsidiary PFIC stock or distributions from a subsidiary PFIC. “Marking-to-market”, in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of our common shares over your tax basis in such common shares as of the end of each year. This “mark-to-market” election generally enables U.S. Holders to avoid the deferred interest charge that would otherwise be imposed on them if we were to be classified as a PFIC.

An actual determination of PFIC status is factual in nature. Given the complexity of the issues regarding our classification as a PFIC, U.S. Holders are urged to consult their own tax advisors for guidance as to our PFIC status.

If during any taxable year of a U.S. Holder ending on or after December 31, 2015 such U.S. Holder owns our common shares and we are a PFIC in such year, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company (generally with the U.S. Holder’s federal income tax return for that year), unless a de minimis exception applies. U.S. Holders are urged to consult their tax advisors regarding their annual filing requirements.

Non-U.S. Holders

If you are not a U.S. Holder and are not a partnership (or other entity treated as a partnership for United States federal income tax purposes), you are a “Non-U.S. Holder”.

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

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets as defined in the Code (which may include shares) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders are urged to consult their tax advisors regarding these and any other reporting requirements that may apply with respect to their ownership of our common shares.

The discussion above is a general summary. It does not cover all tax matters that may be important to you. Investors should consult their tax advisors regarding the application of the United States federal tax rules to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the purchase, ownership and disposition of our common shares.

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

Chinese Renminbi

Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from the U.S. dollar to the RMB. This change was made upon the progress of the property development projects in China causing the Company’s subsidiaries primary operating activities to be in RMB and making the RMB the currency of the economic environment in which the entities primarily generate and expend cash. We do not hedge against currency risk for subsidiaries in China.

For the Company and subsidiaries outside of China, the function currencies are U.S. dollars and Hong Kong dollars, as expense transactions are generally denominated in U.S. dollars and Hong Kong dollars. Our exposure to foreign exchange risk primarily relates to a significant portion of the Company’s cash and cash equivalent and short term investment denominated in RMB. We need to convert RMB to U.S. dollars and Hong Kong dollars for our operations, depreciation of the RMB against the U.S. dollar would reduce the U.S. dollar amount and Hong Kong dollars amount we receive from the conversion.

As of December 31, 2015, the Company and subsidiaries outside of China had RMB-denominated cash and cash equivalents and short term investments of RMB488.4 million (equal to $75.1 million). If the RMB had depreciated by 10% against the U.S. dollar and assuming we converted RMB488.4 million into U.S. dollars, our U.S. dollar cash balance for the RMB488.4 million would have been $68.3 million.

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

During 2013, we entered into foreign currency forward contracts to partially offset the foreign currency exchange gains and losses for transactions denominated in non-functional currencies. The gain (loss) recognized in other income and expense for foreign currency forward contracts not designated as hedging instruments was not significant during 2013. No foreign currency forward contracts were entered into in 2014 and in 2015. See also ITEM 11. Quantitative and Qualitative Disclosures About Market Risk – Currency Fluctuations and Foreign Exchange Risks in this Report.

Currencies included in Cash and Cash Equivalents and Short term investments

The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents and short term investments on our balance sheets at December 31, 2014 and 2015:

	As of December 31
Currencies included in cash and cash equivalents and short term investments	2014	2015
	(In thousands)
United States dollars	$276	$5,050
Chinese renminbi	297,141	201,093
Hong Kong dollars	638	1,211

Total US$ equivalent	$298,055	$207,354

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and short term investment are subject to interest rate changes. Cash on hand of $205.8 million as of December 31, 2015 was invested in term deposits. As such, interest income will fluctuate with changes in interest rates. During 2015, we had $8.1 million in interest income.

As of December 31, 2014 and 2015, we had utilized approximately $40.0 million and nil of our credit facilities, including $40.0 million and nil in short-term bank borrowing resulting in minimal interest rate risk.

As of December 31, 2015, we had no long-term bank loan.

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

Our management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, our management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2015, our internal control over financial reporting was effective based on these criteria.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Moore Stephens CPA Limited, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Property Inc.:

We have audited the internal control over financial reporting of Nam Tai Property Inc. and its subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015 based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheet as of December 31, 2015 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the financial statement schedules listed in Schedule 1, and our report dated March 14, 2016 expressed an unqualified opinion thereon.

/s/ Moore Stephens CPA Limited

Certified Public Accountants
Hong Kong
March 14, 2016

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during the year ended December 31, 2015, the period covered by this Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16 A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that one member of the Audit Committee, Mark Waslen, qualifies as an “audit committee financial expert” as defined by Item 407(d) (5) (ii) of Regulation S-K, adopted pursuant to the Exchange Act. For information concerning Mr. Waslen’s education and experience by which he acquired the attributes qualifying him as an audit committee financial expert, please see the description of Mr. Waslen’s background in ITEM 6. Directors and Senior Management— Directors and Senior Managers of this Report.

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

We have adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which also applies to our principal executive officers and to its principal financial and accounting officers. The Code of Ethics has been revised to apply to all employees as well. A copy of the revised Code of Ethics is attached as Exhibit 11.1 to this Report on Form 20-F. This code has been posted on our website, which is located at http://www.namtai.com/investors#investors/corporate_governance. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders may request a free copy in print form from:

Mr. Kevin McGrath, Managing Partner of Cameron Associates

Telephone: 212.245.4577

e-mail: kevin@cameronassoc.com

ITEM 16 C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Moore Stephens has served as our independent registered public accounting firm for the years ended December 31, 2014 and 2015, for which audited consolidated financial statements appeared in this Report on Form 20-F. Each year our Audit Committee of the Board of Directors selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. It is currently expected that the Audit Committee will select Moore Stephens as our independent registered public accounting firm for 2016 and that our Board of Directors will propose at the Annual Meeting of Shareholders to be held in 2016 that Moore Stephens be ratified as our independent registered public accounting firm for 2016.

The following table presents the aggregate fees for professional services and other services rendered by Moore Stephens to us in 2014 and 2015, respectively (U.S. dollars in thousands).

	Year ended December 31
	2014	2015
Audit Fees(1)	$219	$129
Tax Fees(2)	2	3
Others(3)	—	7

Total	$221	$139

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.
(2)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns.
(3)	Others mainly include fees billed for preparing tax advice from both Hong Kong and China tax perspective.

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

During 2014 and 2015, 100% and 100%, respectively, of the total audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

3,000,000 common shares had been bought back from the open market at a purchase price of $5.50 under our cash tender offer announced on April 28, 2015 and expiring on May 29, 2015.

3,518,750 common shares had been bought back from the open market at a purchase price of $5.50 under our cash tender offer announced on August 3, 2015 and expiring on September 4, 2015.

The following table provides a summary of our stock repurchases program for the year ended December 31, 2014 and our two cash tender offers for the year ended December 31, 2015.

Period	Total Number of Shares Purchased	Average Price	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
May 2014	178,816	$7.39	178,816	$38,678,468
June 2014	348,363	7.82	348,363	35,957,421
July 2014	384,986	7.43	384,986	33,095,654
August 2014	376,835	7.16	376,835	30,396,327
September 2014	315,200	6.68	315,200	28,290,757
October 2014	594,800	5.63	594,800	24,943,222
November 2014	470,413	5.19	470,413	22,499,810

Total	2,669,413	$6.56	2,669,413	$—

Period	Total Number of Shares Purchased	Average Price	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
May 2015	3,000,000	$5.55	3,000,000	$—
September 2015	3,518,750	5.55	3,518,750	—

Total	6,518,750	$5.55	6,518,750	$—

ITEM 16 F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable to Nam Tai.

ITEM 16 G.	CORPORATE GOVERNANCE

For information regarding whether our corporate governance standards differ from those applied to U.S. domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in ITEM 6. Directors and Senior Management of this Report.

ITEM 16 H.	MINE SAFETY DISCLOSURE

Not applicable to Nam Tai.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable to Nam Tai.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Property Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Property Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedules listed in Schedule 1. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2015, and the results of its operations and its cash flows for each of three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2016 expressed an unqualified opinion thereon.

/s/ Moore Stephens CPA Limited

Certified Public Accountants
Hong Kong
March 14, 2016

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2013	2014	2015
Rental income		$136	$2,341	$2,978
Rental expense		(68)	(1,073)	(1,949)

Net rental income		68	1,268	1,029

Costs and expenses
General and administrative expenses		(7,465)	(13,417)	(13,862)

		(7,465)	(13,417)	(13,862)

Operating loss		(7,397)	(12,149)	(12,833)

Other income (expenses), net	14	6,339	(2,379)	(7,389)
Interest income		4,939	9,173	8,054
Interest expenses		—	(61)	(360)

Income (loss) before income tax		3,881	(5,416)	(12,528)
Income tax recovery	15	1,378	—	—

Income (loss) from continuing operations, net of income tax		5,259	(5,416)	(12,528)
Loss from discontinued operations, net of income tax	10	(4,962)	(20,172)	(630)

Consolidated net income (loss) attributable to Nam Tai Property Inc. shareholders		297	(25,588)	(13,158)
Other comprehensive income		—	—	—

Consolidated comprehensive income (loss) attributable to Nam Tai Property Inc. shareholders		$297	$(25,588)	$(13,158)

Basic earnings (loss) per share:
Basic earnings (loss) per share from continuing operations	12	$0.12	$(0.12)	$(0.31)
Basic loss per share from discontinued operations	12	$(0.11)	$(0.46)	$(0.01)

Basic earnings (loss) per share	12	$0.01	$(0.58)	$(0.32)

Diluted earnings (loss) per share:
Diluted earnings (loss) per share from continuing operations	12	$0.12	$(0.12)	$(0.31)
Diluted loss per share from discontinued operations	12	$(0.11)	$(0.46)	$(0.01)

Diluted earnings (loss) per share	12	$0.01	$(0.58)	$(0.32)

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

	Notes		December 31,
			2014	2015
ASSETS
Current assets:
Cash and cash equivalents	2	(b)	$212,760	$157,371
Short term investments	2	(c)	85,295	49,983
Prepaid expenses and other receivables			5,100	3,366
Finance lease receivable—current	3		4,294	1,403
Assets held for sale	4		22,881	20,254
Current assets of discontinued operations	10		630	106

Total current assets			330,960	232,483

Property, plant and equipment, net	5		25,945	26,830
Finance lease receivable—non current	3		1,048	—
Land use rights			9,645	11,562
Other assets			155	605

Total assets			$367,753	$271,480

LIABILITIES AND EQUITY
Current liabilities:
Short term bank borrowing	9		40,000	—
Accrued expenses and other payables	8		7,219	2,819
Dividend payable			3,409	2,936
Current liabilities of discontinued operations	10		173	160

Total current liabilities			50,801	5,915

Commitments and contingencies (Note 16)
Equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 42,618,322 and 36,699,572 shares as at December 31, 2014 and 2015, respectively)	11		426	367
Additional paid-in capital			274,276	243,280
Retained earnings			42,258	26,343
Accumulated other comprehensive loss			(8)	(4,425)

Total shareholders’ equity			316,952	265,565

Total liabilities and equity			$367,753	$271,480

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2013	44,803,735	$448	$287,602	$74,750	$(8)	$362,792
Shares issued on exercise of options	469,000	5	2,593	—	—	2,598
Stock-based compensation expenses	—	—	1,536	—	—	1,536
Consolidated net income	—	—	—	297	—	297
Cash dividends declared ($0.08 per share)	—	—	—	(3,622)	—	(3,622)
Cash dividend paid	—	—	—	(211)	—	(211)

Balance at December 31, 2013	45,272,735	$453	$291,731	$71,214	$(8)	$363,390
Shares issued on exercise of options	15,000	—	89	—	—	89
Cancellation of shares	(2,669,413)	(27)	(17,853)	—	—	(17,880)
Stock-based compensation expenses	—	—	309	—	—	309
Consolidated net loss	—	—	—	(25,588)	—	(25,588)
Cash dividends declared ($0.08 per share)	—	—	—	(3,409)	—	(3,409)
Cash dividend reversal	—	—	—	41	—	41

Balance at December 31, 2014	42,618,322	$426	$274,276	$42,258	$(8)	$316,952
Shares issued on exercise of options	600,000	6	3,990	—	—	3,996
Cancellation of shares	(6,518,750)	(65)	(36,671)	—	—	(36,736)
Stock-based compensation expenses	—	—	1,685	—	—	1,685
Consolidated net loss	—	—	—	(13,158)	—	(13,158)
Cash dividends declared ($0.08 per share)	—	—	—	(2,936)	—	(2,936)
Cash dividend reversal	—	—	—	179	—	179
Accumulated other comprehensive loss	—	—	—	—	(4,417)	(4,417)

Balance at December 31, 2015	36,699,572	$367	$243,280	$26,343	$(4,425)	$265,565

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2013	2014	2015
Cash flows from operating activities:
Consolidated net income (loss)	$297	$(25,588)	$(13,158)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization	21,355	4,596	4,173
Reversal of inventories	(526)	—	—
Reversal of goods return	(402)	—	—
Provision for (reversal of) bad debts	2,158	(2,152)	—
(Gain) loss on disposal of property, plant and equipment	(3,096)	1,506	(33)
Gain on disposal of idle property, plant and equipment	(1,352)	(447)	(106)
Loss on disposal of other assets	366	—	—
Impairment loss on fixed assets and land use rights	34,955	19,136	—
Gain on derivative financial instruments	(580)	—	—
Share-based compensation expenses	1,536	309	1,685
Loss on liquidation of a subsidiary	235	—	—
Unrealized exchange (gain) loss	(2,087)	5,778	1,470
Decrease in deferred income taxes	4,498	—	—
Changes in current assets and liabilities:
Decrease in accounts receivable	82,633	73,031	—
Decrease in inventories	25,671	30,493	—
Decrease in prepaid expenses and other receivables	21,656	3,072	1,723
Decrease in income tax recoverable	169	—	—
Decrease in notes payable	(4,273)	—	—
Decrease in accounts payable	(92,137)	(95,303)	—
Decrease in accrued expenses and other payables	(8,891)	(21,781)	(4,536)
Decrease in income tax payable	(143)	(3,010)	—

Total adjustments	81,745	15,228	4,376

Net cash provided by (used in) operating activities	$82,042	$(10,360)	$(8,782)

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2013	2014	2015
Cash flows from investing activities:
Purchase of property, plant and equipment and land use rights	$(3,653)	$(1,663)	$(2,349)
Increase in deposits for purchase of property, plant and equipment	—	(48)	(469)
Cash received from derivative financial instruments	679	—	—
Proceeds from disposal of property, plant and equipment and other assets	9,752	22,672	1,716
Proceeds from disposal of idle property, plant and equipment	1,352	447	106
Cash received from finance lease receivable	3,228	3,566	3,840
(Increase) decrease in short term investments	(151,741)	116,270	35,167

Net cash (used in) provided by investing activities	$(140,383)	$141,244	$38,011

Cash flows from financing activities:
Cash dividends paid	$(27,093)	$(3,581)	$(3,230)
Proceeds from shares issued on exercise of options	2,598	89	3,996
Share repurchase program	—	(17,561)	(36,704)
Repayment of trust receipt loans	(3,558)	—	—
Proceeds from short term bank borrowing	—	40,000	92,432
Repayment of short term bank borrowing	(4,824)	—	(132,432)

Net cash (used in) provided by financing activities	$(32,877)	$18,947	$(75,938)

Net (decrease) increase in cash and cash equivalents	$(91,218)	$149,831	$(46,709)
Cash and cash equivalents at beginning of year	157,838	68,707	212,760
Effect of exchange rate changes on cash and cash equivalents	2,087	(5,778)	(8,680)

Cash and cash equivalents at end of year	$68,707	$212,760	$157,371

Supplemental schedule of cash flow information:
Interest paid	$97	$8	$413
Income taxes paid	$10,232	$143	$—
Non-cash investing activities:
Decrease in construction in progress funded through accrued expenses and other payables	$(3,342)	$(241)	$(173)

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

Since April 2014, we ceased our liquid crystal display modules (“LCM”) manufacturing business and turned our focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes. We believe our principal income in the future will be derived from rental income from our commercial complexes.

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

Short-term investments as of December 31, 2015 consisted of time deposits of more than three months and not exceeding twelve months duration held in commercial banks of $49,983 (2014: $85,295).

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

No provision was recognized to write down assets held for sale to their fair values in 2015.

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

No provision for bad debt was made in the year ended December 31, 2015, and during the year ended December 31, 2014, we have written back provision for accounts receivable of $2,152 due to the recovery of accounts receivable previously written off, compared to provision of $2,148 in the year ended December 31, 2013.

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

The Company computed depreciation expenses using the straight-line method over the following estimated useful lives:

Classification	Years
Land use rights	Lease term or up to 50 years
Buildings	20 years
Machinery and equipment	4 years
Leasehold improvements	shorter of lease term or 4 years
Furniture and fixtures	4 years
Motor vehicle	4 years

(h)	Impairment or disposal of long-lived assets

Long-lived assets other than goodwill are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360 “Property, Plant and Equipment”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

Long-lived assets to be disposed of are stated at the lower of fair value and carrying value. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

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

In 2015, the Company assessed the impairment of its long-lived assets used in Shenzhen, by comparing external appraisals obtained from independent valuation firms with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets at December 31, 2015 were less than external appraisals obtained from independent valuation firms.

A loss of $34,955 and $19,035 was recognized to write down the long-lived assets to their fair values upon reclassification to assets held for sale in 2013 and 2014, respectively.

In 2015, no additional impairment loss was recognized to write down the long-lived assets to their fair values upon reclassification to assets held for sale.

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

(k)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see Note 13) are charged to the consolidated statement of comprehensive income as incurred.

(l)	Income taxes

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

(m)	Foreign currency transactions and translations

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

The functional currencies of the Company and its subsidiaries include the Renminbi, U.S. dollar and the Hong Kong dollar. Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from U.S. dollar to Renminbi. This change was made upon the progress of the property development projects in China causing the Company’s subsidiaries primary operating activities to be in Renminbi and making the Renminbi the currency of the economic environment in which the entities primarily generate and expend cash.

The financial statements of all subsidiaries are translated in accordance with FASB ASC 830 “Foreign Currency Matters”.

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is Renminbi. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates from banks in China, based on (i) year-end exchange rates or the rates of exchange ruling at the balance sheet date for assets and liabilities and (ii) average yearly exchange rates for income and expense items. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in our shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

(n)	Earnings per share

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

(o)	Stock options

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

(p)	Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include provision for bad debts, deferred income tax assets, share-based compensation, useful lives of property, plant and equipment and intangible assets, and recovery of the carrying amounts of long-lived assets, assets held for sale and intangible assets.

(q)	Comprehensive loss

Accumulated other comprehensive loss represents principally foreign currency translation adjustments and is included in the consolidated statement of changes in equity.

(r)	Fair value

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

As of December 31, 2014 and 2015, the Company did not have any non financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements, at least annually, on a recurring basis.

(s)	Leases

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

(t)	Concentration of risk

The Company’ s potential significant concentration of credit risk primarily consist of cash and cash equivalents and short term investments which are held by financial institutions in the PRC and international financial institutions outside of the PRC. As of December 31, 2015, the Company has $207,354 in cash and cash equivalents, short term investments which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. PRC state-owned banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents and short term investments held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation in the United States. There is uninsured for cash, cash equivalents and short term investments as at December 31, 2015. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to recover its deposits or investments back in full.

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

All the Company’s land development related applications are subject to government policies and regulations in the real estate market. However, the Company cannot assure that it will obtain all the necessary approvals in accordance with its timetable. Furthermore, as this is the Company’s first venture into land development projects after the cessation of the LCM business, the Company may encounter industry-specific difficulties that result in losses as it is in the progress with development projects in Shenzhen.

The Company currently derives a majority of its income from rental and interest income. Any future reductions in the official cash deposit interest rates in China and Hong Kong could adversely impact its income and the total cash on hand will gradually reduce as more funds are being used for land development related expenditures for the land in Gushu and Guangming, Shenzhen.

Certain transactions of the Company are denominated in Renminbi, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples Bank of China (“PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(u)	Recent changes in accounting standards

In April 2015, the FASB issued ASU 2015-06, Earnings Per Share (Topic 260). The amendments in this update specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. The amendments in ASU 2015-06 are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. The Company is currently evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update supersede the guidance to classify equity securities with readily determinable fair values into different categories (that is trading or available-for-sale) and require equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies) to be measured at fair value with changes in the fair value recognized through net income. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Lease (Subtopic 842): This Update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

3.	Finance Lease Receivable

Contractual maturities on finance lease receivable are $1,403 which will be received up to April 2016.

4.	Assets Held for Sale

The Company fully discontinued its production in Wuxi by the end of June 2013 due to sustained losses generated from FPC production and a lack of customers for LCM for tablets. The Company is seeking potential buyer for all its long-lived assets related to FPC production since June 2013, hence these assets were classified as assets held for sale in 2013. During 2014, $16,316 of long-lived assets was reclassified to assets held for sale, $19,035 additional impairment loss has been made on the production machineries because management assessed that the market value was lower than the net book value. No additional impairment loss was made on the asset held for sale in 2015.

$19,823 of assets held for sale was disposed with the consideration of $19,725 and a loss of $98 included in loss from discontinued operations in the year of 2014. $1,670 of assets held for sale was disposed with the consideration of $1,703 and a gain of $33 which is included in loss from discontinued operations in the year of 2015. Assets held for sale are comprised of the following:

At December 31,	2014	2015
At net book value:
Land	$2,053	$364
Buildings	18,434	17,613
Machinery and equipment	25	24
Leasehold improvements	2,343	2,239
Others	26	14

Total	$22,881	$20,254

5.	Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

At December 31,	2014	2015
At cost:
Buildings	$54,618	$66,582
Machinery and equipment	50	397
Leasehold improvements	335	1,802
Furniture and fixtures	—	23
Motor vehicles	80	227

Total	55,083	69,031
Less: accumulated depreciation	(30,481)	(45,602)

	24,602	23,429
Construction in progress	1,343	3,401

Net book value	$25,945	$26,830

Depreciation expenses were $351, $1,609 and $2,129 for the years ended December 31, 2013, 2014 and 2015, respectively.

The Company has entered into an operating lease contract with a third party with respect to certain buildings with the carrying amount as shown below:

At December 31,	2014	2015
Buildings at cost	$25,155	$31,843
Less: accumulated depreciation	(12,231)	(16,682)

Buildings, net	$12,924	$15,161

At December 31, 2015, scheduled minimum rental payments to be received for buildings leased to others were:

Years ending December 31,	Minimum rental received
2016	$2,644
2017	881

Total	$3,525

6.	Investments in Subsidiaries

Subsidiaries	Place of Incorporation	Principal activity	Percentage of Ownership as at December 31,
			2014	2015
Consolidated principal subsidiaries:
Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	Cayman Islands	Investment holding	100%	100%
Nam Tai Holdings Limited (“NTHL”)	BVI	Investment holding	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”) (1)	Hong Kong	In liquidation	—	—
J.I.C. Enterprises (HK) Ltd. (“JICE”) (2)	Hong Kong	Dissolved	100%	—
Namtai Investment (Shenzhen) Co., Ltd. (“NTISZ”)	PRC	Investment holding	100%	100%
Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”)	PRC	Property development and management	100%	100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”)	PRC	Inactive	100%	100%

(1)	NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013.
(2)	JICE was dissolved on April 2, 2015.

7.	Retained Earnings and Reserves

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the distribution of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Please refer to Note 15 for further details of the New Law. The New Law became effective from January 1, 2008. Prior to the enactment of the New Law, when dividends were paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law.

In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $343,719 and $347,977 as of December 31, 2014 and 2015, respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

8.	Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

At December 31,	2014	2015
Accrued salaries and benefits	$4,723	$487
Accrued professional fees	1,162	1,515
Construction payable and others	169	185
Advance received from customers	793	632
Interest payable	372	—

	$7,219	$2,819

9.	Bank Loans and Banking Facilities

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2014 and 2015, these facilities totaled $40,645 and $90,000, of which $645 and $90,000 were unused at December 31, 2014 and 2015, respectively. The banking facility with limited guarantee from the subsidiaries of NTISZ and Zastron Shenzhen at December 31, 2015 will mature, with an option for renewal, in 2016. Bank loan of $40,000 with the annual interest rate of 1.5354% and a term of one year borrowed from the Hongkong and Shanghai Banking Corporation Limited (“HSBC”) was fully repaid on May 28, 2015. On June 26, 2015, the Company borrowed $55,000 with the annual interest rate of 1.23425% from the HSBC and it was fully repaid on August 26, 2015. On July 8, 2015, the Company borrowed $35,000 with the annual interest rate of 1.2311% from the HSBC and it was fully repaid on September 8, 2015. Interest rates are generally based on the banks’ usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review.

10.	Discontinued Operations

In 2013, the Company decided to exit its FPC operation by the end of March 2013 as it had been generating losses since initial production, and production operation of LCM for tablets ended at the end of June 2013 due to a lack of customer orders. These productions were located primarily in Wuxi.

In 2014, after the final evaluation on the viability of its core operations of LCM production, the Company decided to formally discontinue its core business of LCM production in Shenzhen by the end of April 2014 due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. Upon the cessation of our LCM manufacturing business in April 2014, we have formally transformed our core business from the engineering manufacturing services (EMS) industry to property development and management. As a result, $16,316 long-lived assets related to EMS production were reclassified to assets held for sale in 2014.

No additional long-lived asset was reclassified to assets held for sale in 2015. Assets of $22,881 and $20,254 have been included in assets held for sale (Note 4) as at December 31, 2014 and 2015, respectively, which are expected to be sold by 2017.

Summarized financial information for our discontinued operations is as follows:

	2013	2014	2015
Net sales	902,933	53,236	—

Income (loss) before income tax	11,219	(20,029)	(630)
Income tax expense	(16,181)	(143)	—

Loss from discontinued operations, net of income tax	(4,962)	(20,172)	(630)

Prepaid expense and other receivables		138	106
Property, plant and equipment, net		492	—

Total assets		630	106

Accrued expenses and other payables		173	160

Total liabilities		173	160

Net assets (liabilities) of discontinued operations		457	(54)

11.	Equity

(a)	The Company has only one class of common shares authorized, issued and outstanding.

(b)	Stock Options

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

In April 2013, 600,000 of share options were granted to a director and were immediately vested upon granting. The share based compensation expense of $921 was booked in 2013 accordingly.

In January 2015, the Board of Directors approved the extension of exercisable period of 159,000 stock options out of 831,000 stock options included in the stock option grant which had been approved in April 2012. The exercisable period of stock options was extended by two years from April 26, 2015 to April 24, 2017. The share based compensation expense of $170 was booked in 2015 accordingly.

In June 2015, 75,000 of share options were granted to directors and were immediately vested upon granting. The share based compensation expense of $141 was booked in 2015 accordingly.

In April, October, November and December 2015, 776,869 share options were granted to a director and employees of the Company. The share based compensation costs of $1,374 was booked in 2015 accordingly.

A summary of stock option activity during the three years ended December 31, 2015 is as follows:

	Number of options	Weighted average exercise price	Weighted average fair value per option
Outstanding and exercisable at January 1, 2013	1,623,000	$5.97	$1.29
Granted	60,000	$7.50	$1.88
Exercised	(469,000)	$5.54	$1.13
Expired	(30,000)	$4.45	$1.58

Outstanding and exercisable at December 31, 2013	1,184,000	$6.26	$1.62
Granted	60,000	$8.05	$2.55
Exercised	(15,000)	$5.92	$1.87
Expired	(53,500)	$5.93	$1.68

Outstanding and exercisable at December 31, 2014	1,175,500	$6.37	$1.66

Granted	851,869	$7.53	$1.78
Exercised	(600,000)	$6.66	$1.98
Expired	(296,500)	$5.60	$1.09

Outstanding and exercisable at December 31, 2015	1,130,869	$7.29	$1.68

Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the fiscal period in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

Details of the options outstanding and exercisable at December 31, 2015 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period	Weighted remaining contractual life in months
In 2012
159,000	vested in 2014	$5.63	June 1, 2014 to April 24, 2017*	15.8
In 2013
60,000	100% vested at date of grant	$7.50	May 31, 2013 to May 31, 2016	5.0
In 2014
60,000	100% vested at date of grant	$8.05	June 6, 2014 to June 5, 2017	17.2
In 2015
50,000	100% vested at date of grant	$3.97	April 14, 2015 to April 13, 2018	27.4
75,000	100% vested at date of grant	$5.33	June 5, 2015 to June 4, 2018	29.1
631,869	100% vested at date of grant	$8.00	October 30, 2015 to October 29, 2020	58.0
30,000	100% vested at date of grant	$8.00	November 2, 2015 to October 29, 2020	58.0
15,000	100% vested at date of grant	$8.00	December 1, 2015 to October 29, 2020	58.0
50,000	100% vested at date of grant	$8.00	December 17, 2015 to October 29, 2020	58.0

*	Exercisable period modified in 2015

There was approximately $201, $10 and nil, respectively, of unrecognized compensation expense related to non-vested stock options granted under the Company’s option plan at December 31, 2013, 2014 and 2015. The total amount of recognized compensation costs in 2013, 2014 and 2015 was $1,536, $309 and $1,685, respectively.

The above summarizes information about stock options outstanding at December 31, 2015. 1,130,869 stock options are exercisable as of December 31, 2015.

The total fair value of shares vested during fiscal years ended December 31, 2013, 2014 and 2015 was $1,765, $153 and $1,515, respectively.

The weighted average remaining contractual life of the stock options outstanding at December 31, 2013, 2014 and 2015 was approximately 22, 12 and 44 months, respectively. The weighted average fair value of options granted during 2013, 2014 and 2015 was $1.88, $2.55 and $1.78, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2013	2014	2015
Risk-free interest rate	0.52%	0.86%	0.85% to 1.73%
Expected life	3 years	3 years	3 years to 5 years
Expected volatility	52.36%	58.86%	49.50% to 55.94%
Expected dividend yield	5.87%	4.22%	1.35% to 2.02%

(c)	Share Buy-back

As of December 31, 2014, 2,669,413 common shares had been bought back from the open market at the prevailing market price under our stock repurchase program announced on May 7, 2014 and cancelled in November 28, 2014. The average repurchase price was $6.56 for share repurchase program in 2014.

As of December 31, 2015, 3,000,000 common shares had been bought back from the open market at a purchase price of $5.50 under our cash tender offer announced on April 28, 2015 and expiring on May 29, 2015 and 3,518,750 common shares had been bought back from the open market at a purchase price of $5.50 under our cash tender offer announced on August 3, 2015 and expiring on September 4, 2015.

The share repurchase program was conducted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934.

12.	Earnings (Loss) Per Share

The calculations of basic earnings (loss) per share and diluted earnings (loss) per share are computed as follows:

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2013
Basic earnings per share from continuing operations	$5,259	45,222,532	$0.12
Basic loss per share from discontinued operations	$(4,962)	45,222,532	$(0.11)

Basic earnings per share	$297	45,222,532	$0.01

Effect of dilutive securities — Stock options		470,318

Diluted earnings per share from continuing operations	$5,259	45,692,850	$0.12
Diluted loss per share from discontinued operations	$(4,962)	45,692,850	$(0.11)

Diluted earnings per share	$297	45,692,850	$0.01

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2014
Basic loss per share from continuing operations	$(5,416)	44,409,526	$(0.12)
Basic loss per share from discontinued operations	$(20,172)	44,409,526	$(0.46)

Basic loss per share	$(25,588)	44,409,526	$(0.58)

Effect of dilutive securities — Stock options		—

Diluted loss per share from continuing operations	$(5,416)	44,409,526	$(0.12)
Diluted loss per share from discontinued operations	$(20,172)	44,409,526	$(0.46)

Diluted loss per share	$(25,588)	44,409,526	$(0.58)

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2015
Basic loss per share from continuing operations	$(12,528)	40,548,784	$(0.31)
Basic loss per share from discontinued operations	$(630)	40,548,784	$(0.01)

Basic loss per share	$(13,158)	40,548,784	$(0.32)

Effect of dilutive securities — Stock options		—

Diluted loss per share from continuing operations	$(12,528)	40,548,784	$(0.31)
Diluted loss per share from discontinued operations	$(630)	40,548,784	$(0.01)

Diluted loss per share	$(13,158)	40,548,784	$(0.32)

13.	Staff Retirement Plans

The Company operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is defined contribution scheme and the assets of the scheme are managed by trustees independent of the Company.

The MPF is available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the staff’s relevant income. The maximum relevant income for contribution purposes per employee is $4 per month. Eligible staff members are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong.

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

The cost of the Company’s contribution to the staff retirement plans in Hong Kong and the PRC amounted to $2,545, $402 and $149 for the years ended December 31, 2013, 2014 and 2015, respectively.

14.	Other income (expenses), net

Year ended December 31,	2013	2014	2015
Foreign exchange income (loss), net	$2,528	$(3,690)	$(8,678)
Interest income from finance lease receivable	979	656	303
Gain on disposal of idle property, plant and equipment	1,352	447	106
Others	1,480	208	880

	$6,339	$(2,379)	$(7,389)

15.	Income Taxes

The components of income before income tax are as follows:

Year ended December 31,	2013	2014	2015
PRC, excluding Hong Kong	$5,078	$812	$53
Hong Kong and other jurisdictions	(1,197)	(6,228)	(12,581)

	$3,881	$(5,416)	$(12,528)

The Company’s income is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below. Under the current BVI law, NTHL is not subject to profit tax in the BVI. However, it may be subject to Hong Kong income taxes as described below if it has income earned in or derived from Hong Kong.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2013, 2014 and 2015 to the estimated income earned in or derived from Hong Kong during the respective years, if applicable.

The provision for current income taxes of the subsidiaries operating in PRC has been calculated by applying the rate of taxation of 25% for the years ended December 31, 2013, 2014 and 2015.

Our subsidiary in Wuxi, China, is granted a 5-year tax benefit. According to the PRC tax regulation, “Guo Shui Fa (2007) No. 39” issued in 2007, Wuxi Zastron-Flex is entitled to full exemption for the first two years starting 2008 and 50% exemption for the following three years. Accordingly, from January 2013, Wuxi Zastron-Flex has one uniform tax rate of 25%.

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5%, commencing on January 1, 2008, when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. For the years ended December 31, 2013, 2014 and 2015, there was no income tax expense for the 5% dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries. In line with management’s decision to change the core business, management decided to retain the undistributed earnings in the PRC. As such, the deferred tax liabilities of $1,378 made in previous years have been reversed in 2013.

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

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, during the years ended December 31, 2013, 2014 and 2015, there were no interest and penalties related to uncertain tax positions, and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2011 to 2015 may be subject to examination by the PRC and Hong Kong tax authorities.

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

(e) NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013. As the Company did not have a controlling financial interest on NTTC after it was taken over by the Joint and Several Receivers, so the financial statements of NTTC have not been included in the consolidated financial statements of the Company subsequent to the 2012 Form-20F, in accordance with the procedures set out in ASC 810-10-15-10.

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

(d) On December 30, 2015, HKIRD issued a latest demand letter to NTGM demanding total payment of $1,098. NTGM is a limited liability company incorporated in Hong Kong. NTGM had a net deficit position as of December 31, 2015 and the Company has no funding obligation towards NTGM. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the consolidated financial statements of the Company.

(3)	NTT

(a) On September 14, 2009, the HKIRD issued a writ against Nam Tai Telecom (Hong Kong) Company Limited (“NTT”), a dormant subsidiary of the Company, claiming taxes in the amount of approximately $337 for the taxable year 2002/2003. Judgment has been entered against NTT.

(b) (i) On February 17, 2011, HKIRD issued a writ against NTT claiming taxes in the amount of approximately $34 for the taxable year 2002/2003. NTT filed a Defense to this action. The hearing of this action was heard together with the case of NTGM as discussed in paragraph (2) (b) above on September 6, 2011. Similarly, the judgment was handed down on September 29, 2011 with the Defense being struck out and judgment was thus entered against NTT.

     (ii) The taxation process is completed. The total taxed costs as certified by the Registrar are approximately $5 plus post-judgment interest.

(c) NTT has received demand letters from the HKIRD demanding payments of judgment debts mentioned in paragraphs 3(a) and (b) above.

(d) On October 15, 2015, HKIRD issued a demand letter to NTT demanding total payment of $392. NTT is a limited liability company incorporated in Hong Kong. NTT had a net deficit position as of December 31, 2015 and the Company has no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the consolidated financial statements of the Company.

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

(5)	Notices of Alleged Personal Liability for Additional Taxes Against Former Directors and Officers for Signing NTTC’s Tax Returns

In addition to the legal cases against the inactive or dormant subsidiaries of the Company discussed above, in January 2011, the HKIRD issued two Notices of intention to assess additional taxes separately and personally against two former directors and officers of NTTC in the amounts of approximately $1,540 for the taxable years 1996/1997 and 1999/2000 and $667 for the taxable year 1997/1998 (“the Notices”). The taxable years involved in the controversy date from 18 years ago and initial advice received from the Company’s tax advisor is that it is very rare for tax authorities to seek to attach personal liability on directors in this situation. The two former directors and officers to whom the Notices have been directed signed the tax returns for and on behalf of NTTC and the HKIRD has by its Notices sought to hold them personally liable for additional taxes (by way of penalty) purportedly on the basis that the relevant tax returns of NTTC were incorrect and contained omissions and understatements in violation of the Inland Revenue Ordinance, the governing tax law of Hong Kong.

The Company and former directors deny that any of NTTC’s tax return filings were incorrect or contained omissions and understatements in violation of the Inland Revenue Ordinance and believe that no incorrect tax return was ever filed. On April 26, 2013, the Commissioner issued three Notices of Assessment and Demand for Additional Tax against the two former directors in the total amount of approximately $2,323 (the “Assessment Notices”), assessing one of them to additional tax by way of penalty in the sum of approximately $1,626 (approximately $826 in respect of the year 1996/1997 and approximately $800 in respect of the year 1999/2000) and assessing the other former director to additional tax by way of penalty in the sum of approximately $697 in respect of the year 1997/1998.

The two former directors lodged an appeal to the Board of Review of the HKIRD against the Assessment Notices (the “BOR Appeal”) on May 24, 2013.

On May 27, 2013, according to Company Indemnity Policy, the Company paid on behalf of the two former directors the additional tax as required under the Assessment Notices.

Since the Closing of the hearing of the Board of Review held on 6 March 2015, there have been no further developments.

Nam Tai maintains a Directors’ and Officers’ Liability Insurance for certain claims or liabilities that may arise by reason of the status or service of its directors and officers (“the Policy”). Nam Tai has informed the insurance carriers of the Policy about the HKIRD’s Notices against NTTC’s two former directors. So far, the insurance carriers have raised no objection to the Notices constituting a claim under the terms of the Policy and have reimbursed Nam Tai for the legal costs and other expenses incurred by Nam Tai for defending the Notices. After the Additional Assessment Notices had been issued, the Insurers were informed of the same. The Insurers refused to reimburse for the additional tax under the Additional Assessment Notices and the associated legal costs and expenses incurred in both the BOR Appeal and an appeal to the Court of Appeal of the HKIRD against the Assessment Notices (the “CA Appeal”). Therefore, NTP and the two former directors have commenced arbitration against the Insurers under the Policy on October 18, 2013 by issuing a Notice of Arbitration to claim for reimbursement of the additional tax and the legal costs and expenses of both the BOR Appeal and the CA Appeal. The insurers filed their Response to Notice of Arbitration on December 24, 2013. All arbitrators have been appointed and the Arbitration hearing was heard from July 20 to July 24, 2015. On December 28 2015, the Company has been updated by our external legal counsel that the Partial Final Award on Costs & Final Award on Interest have been granted. Furthermore, the Tribunal in the Partial award on cost held that Nam Tai has to pay for the respondents’ costs for the period from February 11, 2014 up to the date of the award. It is estimated the total costs of $1,032 has been accrued for the year of 2015. Nam Tai renewed a new Directors’ and Officers’ Liability Insurance Policy with its current insurer for the year 2015 and 2016.

Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2013	2014	2015
Current tax	$—	$—	$—
Deferred tax	1,378	—	—

	$1,378	$—	$—

The Company’s deferred tax assets and liabilities as of December 31, 2014 and 2015 are attributable to the following:

December 31,	2014	2015
Net operating losses	$10,125	$6,609
Property, plant and equipment	—	123

Total deferred tax assets	10,125	6,732
Less: valuation allowance	(10,125)	(6,732)

Deferred tax assets	—	—

Net deferred tax assets	$—	$—

Movement of valuation allowance:

December 31,	2013	2014	2015
At beginning of the year	$5,316	$5,960	$10,125
Current year addition (deduction)	644	4,165	(3,393)

At end of the year	$5,960	$10,125	$6,732

The valuation allowance as of December 31, 2013, 2014 and 2015 was related to deferred tax assets generated by net operating losses carried forward that, in the judgment of management, more likely than not will not be realized. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences become deductible. During the year ended December 31, 2014, the movement of valuation allowance was $4,165 which included $307 from continuing operations and $3,858 from discontinued operations. During the year ended December 31, 2015, the movement of valuation allowance was $3,393 derived from the taxable profit of continuing operations.

As of December 31, 2013, 2014 and 2015 the Company had net operating losses of $23,285, $23,289 and $29,057, respectively, which may be carried forward indefinitely. As of December 31, 2015, the Company had net operating losses from continuing operations of $4,011, $3,813, $12,820 and $694, which will expire in the years ending December 31, 2016, 2017, 2019 and 2020, respectively.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income (loss) before income taxes in the consolidated statements of comprehensive income is as follows:

Year ended December 31,	2013	2014	2015
Income (loss) before income taxes	$3,881	$(5,416)	$(12,528)
PRC tax rate	25%	25%	25%
Tax loss (income tax expense) at PRC tax rate on income before income tax	$(970)	$1,354	$3,132
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(487)	(694)	(478)
Change in valuation allowance	(644)	(307)	3,393
Reversal of deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	1,378	—	—
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Non-deductible and non-taxable items	1,850	(471)	(6,335)
Others	251	118	288

Income tax (expense) credit	$1,378	$—	$—

No income tax arose in the United States of America in any of the periods presented.

16.	Commitments and Contingencies

(a)	Commitments

Our contractual obligations, including purchase commitments under non-cancelable arrangements as of December 31, 2015, are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments due by period
	Total	2016	2017	2018
Contractual Obligations
Capital commitments	4,290	2,236	1,393	661

Total	$4,290	$2,236	$1,393	$661

(b)	Significant legal proceedings

Other than as disclosed in Note 15, there is no other significant legal proceeding as of December 31, 2015.

17.	Operating leases as lessor

On March 25, 2014, the Company entered into an operating lease agreement to lease out certain of its buildings located in Shenzhen. The lease term is 3 years from May 1, 2014 to April 30, 2017. The minimum lease payments to be received in the next two years are detailed in Note 5.

18.	Segment Information

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

In 2014, the TCA segment was discontinued in the first quarter of 2014, accordingly there was no segment information to be disclosed for the years of 2013, 2014 and 2015 in accordance with FASB ASC 280-10-50-34.

A summary of net income (loss) attributable to Nam Tai shareholders and long-lived assets by geographical areas is as follows:

Year ended December 31,	2013	2014	2015
Rental income from property within:
- PRC, excluding Hong Kong:	$136	$2,341	$2,978

Net income (loss) from continuing operations, net of income tax within:
- PRC, excluding Hong Kong	$6,456	$812	$53
- Hong Kong	(1,197)	(6,228)	(12,581)

Total net income (loss) from continuing operations, net of income tax	$5,259	$(5,416)	$(12,528)

As of December 31,	2014	2015
Long-lived assets by geographical area:
- PRC, excluding Hong Kong	$31,897	$34,935
- Hong Kong	3,693	3,457

Total long-lived assets	$35,590	$38,392

19.	Employee Severance Benefits

After the final evaluation on the viability of its core business of LCM production, the Company decided to discontinue its core business of LCM production in Shenzhen by the end of April 2014 due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. The employee severance benefits in 2014 amounted to $103, which were recorded as general and administrative expenses and $92 were recorded in loss from discontinued operations. The balance of the employee severance benefits was paid in 2015. The employee severance benefits were as follows:

	2014	2015
Provision for employee severance benefits:
Balance at January 1	$11,003	$104
Provision for the year	195	—
Payments during the year	(11,094)	(104)

Balance at December 31	$104	$—

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year ended December 31,
	2013	2014	2015
General and administrative expenses*	$(2,073)	$(715)	$(6,579)
Other income (expense), net	12,215	(135,374)	(8,204)
Interest income on loan to a subsidiary	5,005	—	—
Interest income	2,626	4,732	3,856
Interest expense	—	(61)	(360)

Income (loss) before income tax	17,773	(131,418)	(11,287)
Income tax expenses	—	—	—

Income (loss) before share of net profits of subsidiaries, net of income tax	17,773	(131,418)	(11,287)
Share of net (losses) profits subsidiaries, net of income tax	(17,476)	105,830	(1,871)

Net income (loss) attributable to Nam Tai shareholders	$297	$(25,588)	$(13,158)
Other comprehensive income	—	—	—

Comprehensive income (loss) attributable to Nam Tai shareholders	$297	$(25,588)	$(13,158)

* Amount of share-based compensation expense included in general and administrative expenses	$1,536	$309	$1,685

SCHEDULE 1

NAM TAI PROPERTY INC.

BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$56,099	$31,387
Short term investments	73,505	48,752
Prepaid expenses and other receivables	4,026	2,566
Amounts due from subsidiaries	10,037	153,463

Total current assets	143,667	236,168
Property, plant and equipment, net	3,693	3,457
Investments in subsidiaries	234,545	228,257

Total assets	$381,905	$467,882

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$881	$1,409
Dividend payable	3,409	2,936
Bank loan	40,000	—
Amounts due to subsidiaries	20,663	157,347

Total current liabilities	64,953	161,692
Long term loan	—	40,625

Total liabilities	$64,953	$202,317

Shareholders’ equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 42,618,322 and 36,699,572 shares as at December 31, 2014 and 2015, respectively)	426	367
Additional paid-in capital	274,276	243,280
Retained earnings	42,258	26,343
Accumulated other comprehensive loss	(8)	(4,425)

Total shareholders’ equity	316,952	265,565

Total liabilities and shareholders’ equity	$381,905	$467,882

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2013	44,803,735	$448	$287,602	$74,750	$(8)	$362,792
Shares issued on exercise of options	469,000	5	2,593	—	—	2,598
Stock-based compensation expenses	—	—	1,536	—	—	1,536
Net income	—	—	—	297	—	297
Cash dividends declared ($0.08 per share)	—	—	—	(3,622)	—	(3,622)
Cash dividends paid	—	—	—	(211)	—	(211)

Balance at December 31, 2013	45,272,735	$453	$291,731	$71,214	$(8)	$363,390
Shares issued on exercise of options	15,000	—	89	—	—	89
Cancellation of shares	(2,669,413)	(27)	(17,853)	—	—	(17,880)
Stock-based compensation expenses			309			309
Net loss	—	—	—	(25,588)	—	(25,588)
Cash dividends declared ($0.08 per share)	—	—	—	(3,409)	—	(3,409)
Cash dividends reversal	—	—	—	41	—	41

Balance at December 31, 2014	42,618,322	$426	$274,276	$42,258	$(8)	$316,952
Shares issued on exercise of options	600,000	6	3,990	—	—	3,996
Cancellation of shares	(6,518,750)	(65)	(36,671)	—	—	(36,736)
Stock-based compensation expenses			1,685			1,685
Net loss	—	—	—	(13,158)	—	(13,158)
Cash dividends declared ($0.08 per share)	—	—	—	(2,936)	—	(2,936)
Cash dividends reversal	—	—	—	179	—	179
Accumulated other comprehensive loss	—	—	—	—	(4,417)	(4,417)

Balance at December 31, 2015	36,699,572	$367	$243,280	$26,343	$(4,425)	$265,565

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2013	2014	2015
Cash flows from operating activities:
Net income (loss) attributable to Nam Tai shareholders	$297	$(25,588)	$(13,158)
Adjustments to reconcile net income attributable to Nam Tai shareholders to net cash provided by operating activities:
Share of net losses (profits) of subsidiaries, net of taxes	17,476	(105,830)	1,871
Depreciation	111	—	237
Share-based compensation expenses	1,536	309	1,685
Cancellation of loan and interest owing by subsidiary	—	133,354	—
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other receivables	(2,553)	(1,197)	1,460
(Decrease) increase in accrued expenses and other payables	(929)	53	496

Net cash provided by operating activities	$15,938	$1,101	$(7,409)

Cash flows from investing activities:
Purchase of property, plant and equipment	—	—	(1)
(Increase) decrease in short term investment	(15,793)	(8,530)	24,753
(Increase) decrease in amounts due from subsidiaries	(3,683)	4,046	(6,742)

Net cash used in investing activities	$(19,476)	$(4,484)	$18,010

Cash flows from financing activities:
Proceeds from a long term loan of a subsidiary	—	—	40,625
Proceeds from short term bank borrowing	—	40,000	92,432
Repayment of short term bank borrowing	—	—	(132,432)
Share repurchase program	—	(17,561)	(36,704)
Dividend paid	(27,093)	(3,581)	(3,230)
Proceeds from options exercise	2,598	89	3,996

Net cash (used in) provided by financing activities	$(24,495)	$18,947	$(35,313)

Net (decrease) increase in cash and cash equivalents	(28,033)	15,564	(24,712)
Cash and cash equivalents at beginning of year	68,568	40,535	56,099

Cash and cash equivalents at end of year	$40,535	$56,099	$31,387

SCHEDULE 1

NAM TAI PROPERTY INC.

NOTE TO SCHEDULE 1

(in thousands of U.S. dollars)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2015, $347,977 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2013, 2014 and 2015.

During the years ended December 31, 2013, 2014 and 2015, no cash dividend was declared and paid by subsidiaries to the Company.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit No.	Exhibit

1.1	Memorandum and Articles of Association, as amended and restated effective on December 5, 2007 (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-A/A filed with the SEC on December 13, 2007).

4.1	2006 Stock Option Plan of Nam Tai Property Inc., adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

4.2	Amendment to 2006 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

4.3	Amended 2001 Option Plan of Nam Tai Property Inc. dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

4.4	Amendment to 2001 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

8.1	Diagram of Company’s subsidiaries at December 31, 2015. See the diagram following page 14 of this Report.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm—Moore Stephens CPA Limited.

101	Financial information of the registrant for the year ended December 31, 2015 formatted in eXtensible Business Reporting Language (XBRL)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 14, 2016

NAM TAI PROPERTY INC.

By:	/s/ Shan-Nen Bong
Name:	Shan-Nen Bong
Title:	Chief Financial Officer