Form 20-F
period 2016-12-31
NAM TAI PROPERTY INC.
filed 2017-03-10
CIK 829365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Ming Kown Koo, Executive Chairman and Chief Financial Officer

Unit 1201, 12/F, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong

Tel: (852) 2263-1006

Fax: (852) 2263-1001

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

None.

As of December 31, 2016 there were 36,446,691 common shares of the registrant outstanding.

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

NOTE REGARDING USE OF FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Report”) contains forward-looking statements. Words such as “aim”, “anticipate”, “believe”, “consider”, “continue”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “ought to”, “plan”, “potential”, “predict”, “project”, “propose”, “seek”, “can”, “could”, “may”, “might”, “will”, “would”, “shall”, “should”, “is / are likely to” and the negative forms of these words and other similar expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, and the effects of future regulation and the effects of competition. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. These statements are subject to many important factors, certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled “Risk Factors” under ITEM 3. Key Information.

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

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected consolidated statements of income data for each of the three years in the period ended December 31, 2016 and the consolidated balance sheets data as of December 31, 2015 and 2016 are derived from our consolidated financial statements and notes thereto included in this Report. The selected consolidated statements of comprehensive income data for each of the two-year periods ended December 31, 2012 and 2013 and the consolidated balance sheets data as of December 31, 2012, 2013 and 2014 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled ITEM 5. Operating and Financial Review and Prospects and our consolidated financial statements including the related footnotes which are included in the F pages of this Report immediately following page 57.

Selected Financial Information

	Year ended December 31,
Consolidated statements of comprehensive income data(1):	2012	2013	2014	2015	2016
	(in thousands, except per share data)
Operation income	$92	$136	$2,341	$2,978	$2,508
Operation expenses	(62)	(68)	(1,073)	(1,949)	(740)
Net operation income	30	68	1,268	1,029	1,768
Cost and expenses:
General and administrative expenses	(4,612)	(7,465)	(13,417)	(13,862)	(8,359)
Operating loss	(4,582)	(7,397)	(12,149)	(12,833)	(6,591)
Other income (expenses), net	71,967	1,377	(22,551)	(8,019)	(8,497)
Interest income	2,037	4,939	9,173	8,054	5,554
Interest expenses	—	—	(61)	(360)	—
Income (loss) before income tax	69,422	(1,081)	(25,588)	(13,158)	(9,534)
Income tax (expenses) recovery	(2,501)	1,378	—	—	—
Consolidated net income (loss)	66,921	297	(25,588)	(13,158)	(9,534)
Other comprehensive income	—	—	—	—	—
Consolidated comprehensive income (loss)	66,921	297	(25,588)	(13,158)	(9,534)
Earnings per share:
Basic net earnings (loss) per share	$1.49	$0.01	$(0.58)	$(0.32)	$(0.26)
Diluted net earnings (loss) per share	$1.48	$0.01	$(0.58)	$(0.32)	$(0.26)

Consolidated balance sheet data:	2012	2013	2014	2015	2016
	(in thousands, except per share data)
Cash and cash equivalents	157,838	68,707	212,760	157,371	94,558
Short term investments	49,824	201,565	85,295	49,983	89,624
Working capital(2)	313,909	316,478	280,159	226,568	194,731
Land use rights, property, plant and equipment, net and real estate properties under development, net	41,382	41,818	35,590	38,884	41,514
Total assets	636,044	494,419	367,753	271,480	248,801
Short-term debts	—	—	40,000	—	—
Total shareholders’ equity	362,792	363,390	316,952	265,565	236,346
Common shares	448	453	426	367	364
Total dividend per share(3)	0.60	0.08	0.08	0.08	0.28
Total number of common shares issued	44,804	45,273	42,618	36,700	36,447

(1)	The Company’s consolidated statements of comprehensive income from 2012 to 2013 have been adjusted according to the reclassified profit and loss resulting from discontinued operations.
(2)	Working Capital represents the excess of current assets over current liabilities.
(3)	For 2012, 2013, 2014, 2015 and 2016, the Company declared a dividend payable quarterly in 2013, 2014, 2015, 2016 and 2017, respectively. See the table entitled “Dividends declared for 2017” in ITEM 8. Financial Information – Dividends on page 43 of this Report for the schedule of dividend payments for 2017.

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

Risks Related to Our Business

We might not regain profitability for several years.

Upon the cessation of our original core liquid crystal display modules (LCM) production business in April 2014, we changed our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc. and switched our business focus to the redevelopment of two parcels of land in Shenzhen, China, which formerly housed our manufacturing facilities, into high-end commercial complexes. We have named these property development projects in Guangming and Gushu, Shenzhen, “Namtai Inno Park” and “Namtai Inno City”, respectively. Currently our efforts in redeveloping these two parcels of land as middle or high-end commercial complexes. Upon the completion of the development, we will be the landlord and manager of the commercial complexes, and our core business will then become property development and management. During this development transition period, all overhead expenses, development costs and dividend distributions will be funded from our interest income, rental income together with our cash on hand and bank facilities. Subsequently, we believe that we will derive our principal income in the future from the rental income generated through these commercial complexes. As each of these projects may take around four to seven years to complete and we have no other source of significant income during this period, we do not anticipate that we will be profitable before the completion of these two projects.

Our operating activities in the short term will consist principally of capitalized project investments. While certain operating losses may be carried forward as tax credits in future years; if there are changes in the relevant PRC’s tax policy with respect to the real estate industry, our forecasted profits in the future might also be affected.

Our income will continue to drop due to the decrease in interest income from our deposits as well as the cessation of rental income upon expiration of the lease agreement that rents out our Gushu property in October 2017.

We currently derive a majority of our income from interest and rental income. The rates of interest receivable on our PRC time deposits are adjustable based on the range of 60% to 75% of the People’s Bank of China (“PBOC”) benchmark rate, which fluctuates from time to time. The PBOC benchmark rate for a three months time deposit was 1.1% as of December 31, 2016. As of December 31, 2016, the principal amount of our aggregate outstanding time deposits was $182.3 million. A hypothetical 1% decrease in annual interest rates would decrease our interest income by $1.8 million based on our deposit level at December 31, 2016. Since 2016, we have seen a stabilizing trend for the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the PBOC to keep Renminbi-denominated official time deposit interest rates in China at a low level throughout 2017, which in turn would keep our interest income low. This lower interest rate environment will be compounded when our rental income ceases upon the expiration of the lease agreement in October 2017 that rents out our existing manufacturing facilities of approximately 521,212 square feet in Gushu, Shenzhen. We will continue to expect operating losses in 2017 and beyond.

A slow-down of economic growth in China may adversely affect our growth and financial performance.

Our business is sensitive to the current China economic downturn. In recent years, the PRC economy has seen a slowdown related to the international financial crisis in 2008, and a slower growth since then. For 2017, China’s economic conditions remain uncertain and unpredictable. With the government lowering economic growth targets, there are forecasts predicting a further significant slowdown.

The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending as well as the slowdown of economic growth in China may adversely affect our liquidity and financial condition, and significantly affect the demand for our commercial and residential units. A widespread change in spending habits may also lead to tighter credit markets, drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to the perceived uncertainty in China’s economic conditions, commercial tenants could delay, reduce or cancel rental of office space, and homebuyers could also defer, reduce or cancel purchases of residential units, and thereby adversely affect our results of operations.

We may encounter difficulties in transforming our core business, which could adversely affect our growth and business prospects.

We are a property development and management company located in Shenzhen, China. Prior to becoming a property development and management company, we were an electronic manufacturing service (EMS) company. In April 2014, we ceased our LCM manufacturing business and switched our business focus to the redevelopment of two parcels of land in Gushu and Guangming, Shenzhen, China, which formerly housed our manufacturing facilities into high-end commercial complexes designated as “Namtai Inno City” and “Namtai Inno Park”, respectively.

We cannot assure you that we will be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the two parcels of land. The development of these real estate projects is subject to significant risks and uncertainties, including, without limitation, the following:

•	we do not currently have strong brand recognition or relationships in the real estate development and management business;

•	we may not be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the two parcels of land for our property development projects in a timely manner or at all;

•	we face intense competition from real estate developers that are already in this business for years;

•	our experience and expertise gained from our EMS business may not be highly relevant or applicable to the real estate development and management business; and

•	we may not be able to generate enough revenues to offset our costs in our real estate development and management business.

If we are not successful in the development of our two property development projects, our growth, business, financial condition and results of operations could be adversely affected.

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

As we transform our core business from the EMS industry to property development and management, we must make significant investments in property developments. Property development is capital intensive. We plan to finance our property developments using our interest income together with our cash on hand and bank facilities. As of December 31, 2016, we have a total cash balance of $184.2 million and no debt. With our current cash position, we believe our finances remain healthy to fund the initial stages of these property development projects for 2017. While our cash on hand is expected to drop continuously, most of the expenses to be incurred are expected to be for project development, which will be capitalized as real estate properties under development (non-current asset) on our balance sheet. To address any potential shortage of funds beyond 2017, we will consider utilizing banking facilities or issuing debentures to raise funds. We cannot assure you that banks or other lenders will grant us sufficient financing in the future as we expect. There are certain PRC laws and regulations that not only govern financing policies of PRC financial institutions with respect to the property development sector but impose more stringent requirements on banks in terms of providing loans to property development enterprises, and it is possible that the PRC government may decide to further tighten such restrictions. These property-related financing policies may limit our ability and flexibility to use bank borrowings to finance our property development projects, thereby causing us to maintain a relatively higher level of internally generated cash to serve our funding needs. If our financing measures are not successful, we may face liquidity and other financial risks.

We may fail to obtain, or experience material delays in obtaining, requisite certificates, licenses, permits or governmental approvals for our property developments, and as a result our development plans, business, results of operations and financial condition may be materially and adversely affected.

Currently, we have two properties planned for development, including: (i) the site of our existing Shenzhen manufacturing facilities in Gushu of approximately 0.6 million square feet, which we have named “Namtai Inno City”; and (ii) the raw land of approximately 1.1 million square feet in the Guangming Hi-Tech Industrial Park, which we have named “Namtai Inno Park”. Property development in the PRC is heavily regulated. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. At various stages of our property development projects, we are required to obtain and maintain certain certificates, licenses, permits and governmental approvals, including, but not limited to, qualification certificates, land use rights certificates, construction land planning permits, construction work planning permits, construction works commencement permits, pre-sale permits and completion certificates. Before the government authorities issue any certificate, license or permit, we must also satisfy specific conditions and requirements. We cannot assure you that we will not encounter other material delays or difficulties in fulfilling the necessary conditions to obtain all necessary certificates, licenses or permits for our property developments in a timely manner, or at all, in the future. Also, we might not be able to adapt to new PRC land policies that may come into effect from time to time with respect to the property development industry. Any failure to obtain the necessary licenses, permits and approvals may result in us not being able to continue with our development plans, which may then adversely affect our business, results of operations and financial condition.

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

We outsource the design and construction of our projects to third-party service providers or contractors. Any increase in labor costs or other construction related costs may result in an increase in our construction costs. In the event that the price of any raw materials, including cement, concrete blocks and bricks, increase in the future, such increase could be passed on to us by our contractors, and our construction costs would increase accordingly. The increase in construction cost will inevitably increase our cost of sales which in turn will reduce our earnings from the rental and sale of the properties in the future. Our future revenues and earnings from rental or sale of properties are subject to the fluctuation of the real estate prices in China, particularly in Shenzhen.

We may be required to write down our long-lived assets and assets held for sale, which could result in a significant impairment charge that would adversely affect our operating results.

As of December 31, 2016, we had $41.5 million in long-lived assets and $19.0 million in assets held for sale on our balance sheet. The valuation of our long-lived assets and assets held for sale requires us to make assumptions about future interest income. Our assumptions are used to forecast future undiscounted cash flows. Given the current economic environment, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and we may have to record an impairment charge. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in the periods and year in which the charge is incurred.

Our insurance coverage may not be sufficient to cover our potential liability or losses and as a result our business, results of operations and financial condition may be materially and adversely affected.

We face risks in our transition to the property development and management business. Although we currently maintain property insurance for our buildings in the PRC and public liability insurance for our Shenzhen former manufacturing facilities and our Wuxi former manufacturing facilities, the coverage of these insurance policies may not be adequate for either our existing core business or the business we plan to enter into in the future. In the event of certain incidents such as major earthquakes, hurricanes, tsunamis, war, acts of terrorism, pandemics and flood, and related consequences of such events, we may not be covered adequately, or at all, by our insurance, as a result of which, our business, results of operations and financial condition may be materially and adversely affected.

The PRC legal system has inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our properties and their development and to do business.

We occupy our former manufacturing facilities under China land use agreements with agencies of the PRC government. Our operations depend on our relationship with the local governments in the regions which our facilities are located. Our operations and prospects could be materially and adversely affected by the failure of the local government to honor these agreements or an adverse change in the law governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The PRC government has enacted laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, its experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the PRC government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

Changes to PRC tax laws and heightened efforts by the PRC tax authorities to increase revenues have subjected us to greater taxes.

Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, PRC tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the PRC government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE”, located in Shenzhen, China, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment given to our subsidiaries in the PRC as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, most domestic enterprises and FIEs are subject to a single PRC enterprise income tax rate of 25% from 2012 onwards. For information on the EIT rates as announced by the PRC’s State Council for the transition period until year 2013, please see the table in ITEM 5. Operating and Financial Review and Prospects on page 23 of this Report.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities; however, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. According to Circular of the State Administration of Taxation on Issues Related to the End of Various Preferential Tax Policies for Foreign and Foreign-Invested Enterprises (STA [2008] No. 23) published by the State Administration of Taxation of the PRC) on February 27, 2008, a FIE may be required to pay back the taxes previously exempted as a result of the preferential tax treatment enjoyed in accordance with the Income Tax Law of People’s Republic of China for Foreign Investment Enterprises and Foreign Enterprise, if such FIE no longer meets the conditions for preferential tax treatment after 2008 due to a change in its nature of business or if the term of its business operation is determined to be less than ten years since its inception. As we have ceased our production operations at all of our manufacturing facilities and are switching our core business to property development and management, our tax position may be subject to review by relevant tax authorities, and we cannot determine in advance whether, or the extent to which, such tax policy may require us to pay taxes or make payments in lieu of taxes.

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

Due to deteriorating business conditions, we ceased our original core LCM production business in April 2014, and are switching over to property development and management. In addition, we completed the sale of all of our EMS manufacturing equipment as of September 2014 to third parties and our last remaining production line in Wuxi was removed in September 2014. As a result of these transactions, we have a significant amount of cash. See ITEM 4. Information on the Company — Historical Business Overview for additional information. Consequently, there is a risk that we could be deemed to be an investment company.

We intend to continue to conduct our businesses and operations so as to avoid being deemed to be an investment company. If, nevertheless, we are deemed to be an investment company, because we are a foreign company, in the absence of a grant by SEC of an exemptive order permitting us to register under the 1940 Act, the 1940 Act would prohibit us and any person deemed to be an underwriter of our securities from offering for sale, selling or delivering after sale, in connection with a public offering, any security issued by the Company in the United States. Additionally, we may be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid being treated as an “investment company” as defined under the 1940 Act. We may incur significant costs and management time in this regard, which could have a significant negative impact on our results of operations.

We believe we were a passive foreign investment company for 2016 and we may be a passive foreign investment company for 2017, which could result in adverse U.S. federal income tax consequences for U.S. investors.

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

We believe we were a PFIC for U.S. federal income tax purposes for 2016 based on the PFIC asset test. The PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2016 or currently in 2017, and we cannot anticipate our market capitalization for 2017. Accordingly, we may be treated as a PFIC for 2017 under the PFIC asset test, or under the PFIC income test, or both. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2016 or in any other taxable year, U.S. investors who owned our common shares generally would be subject to increased U.S. tax liabilities and reporting requirements.

Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC see “Taxation—United States Federal Income Tax Consequences” beginning on page 47 of this Report.

Changes in foreign exchange regulations of China could adversely affect our operating results.

Some of our earnings are denominated in yuan, the base unit of the RMB. The PBOC and the State Administration of Foreign Exchange (“SAFE”) regulate the conversion of RMB into foreign currencies. Under the current unified floating exchange rate system, the PBOC publishes a daily exchange rate for RMB based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions may enter into foreign exchange transactions at exchange rates within an authorized range above or below the exchange rate published by the PBOC according to market conditions. Since 1996, the PRC government has issued a number of rules, regulations and notices regarding foreign exchange control designed to provide for greater convertibility of RMB. Under such regulations, any FIE must establish a “current account” and a “capital account” with a bank authorized to deal in foreign exchange. Currently, FIEs are able to exchange RMB into foreign exchange currencies at designated foreign exchange banks for settlement of current account transactions, which include payment of dividends based on the board resolutions authorizing the distribution of profits or dividends of the company concerned, without the approval of SAFE. Conversion of RMB into foreign currencies for capital account transactions, which include the receipt and payment of foreign currencies for loans and capital contributions, continues to be subject to limitations and requires the approval of SAFE. There can be no assurance that we will be able to obtain sufficient foreign currencies to make relevant payments or satisfy other foreign currency requirements in the future.

Changes in currency exchange rates involving the RMB had and could continue to significantly affect our financial results.

For 2014 and earlier, our functional currencies were U.S. dollars and Hong Kong dollars. Our financial results were affected by currency fluctuations, resulting in total foreign exchange gains and losses. Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from the U.S. dollar to the Renminbi. This change was made due to the progress of our property development projects in China, which caused our subsidiaries’ primary operating activities to be transacted in Renminbi and these entities to primarily generate and expend cash in Renminbi.

As the majority of our assets and our primary operating activities are denominated in Renminbi, the translation of Renminbi-denominated assets to U.S. dollar for our reporting purposes can resulted in a foreign exchange loss. We expect to continue to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the U.S. dollar. The fluctuation of foreign exchange rate will affect the amount for translation the financial statement in function currency to reporting currency and the impact was recorded in other comprehensive income (loss) in the equity.

Our declaration and payment of dividends is not assured. Although our Board has decided dividends for 2013, 2014, 2015, 2016 and 2017, we may not declare or pay dividends thereafter.

We declared the payment of quarterly dividends of $0.15, $0.02, $0.02, $0.02 and $0.07 per share for 2013, 2014, 2015, 2016 and 2017, respectively. The payment of dividends in 2013, 2014, 2015, 2016 and 2017 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends after 2017 will be declared will depend on our future growth and earnings at each relevant period, of which there can be no assurance, and our cash flow needs for our business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2017, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all. For additional information on the dividends we declared for 2016 and historically, please see ITEM 8. Financial Information — Dividends on page 43 of this Report.

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

Prior to the EIT law, which became effective on January 1, 2008, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC. However, under the EIT, dividends payable to foreign investors which are derived from sources within the PRC will be subject to income tax at the rate of 5% to 15% by way of withholding unless the foreign investors are companies incorporated in countries which have tax treaty agreements with the PRC and then the rate agreed by both parties will be applied. For example, under the terms of the tax treaty between Hong Kong and the PRC, which became effective in December 2006, distributions from our PRC subsidiaries to our Hong Kong subsidiary, will be subject to a withholding tax at a rate ranging from 5% to 10%, depending on the extent of ownership of equity interests held by our Hong Kong subsidiary in our PRC enterprises. As a result of this PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises will be reduced. Since we derive most of our profits from our subsidiaries in PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, force us to reduce, or possibly eliminate, the dividends we have paid to our shareholders historically. For this reason, or other factors, we may decide not to declare dividends in the future. If we do pay dividends, we will determine the amounts when they are declared and even if we do declare dividends in the future, we may not continue them in any future period.

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

On January 31, 2017, members of our senior management and our Board of Directors as a group beneficially owned approximately 38.1% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

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

We are a foreign private issuer with the meaning of the rules under the Securities Exchange Act of 1934, as such we are exempt from certain provisions applicable to a U.S. domestic public company, including:

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

In addition, because the Company is a foreign private issuer, certain corporate governance standards of the NYSE that apply to domestic companies listed on that exchange may not be applicable to us. For information regarding whether our corporate governance standards differ from those applied to U.S. domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in ITEM 6. Directors and Senior Management of this Report.

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. See reference “*” on page 33 of this Report under the heading “Compensation on an Individual Basis” for information and risks associated with disclosures we have made in this Report or may make in our proxy statements regarding compensation we have paid to our directors and senior management on an individual basis.

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

The Phases of PRC Real Estate Development Projects

The following flow chart summarizes the material phases of typical real estate development projects in the PRC:

Planning and Design

We outsource our design work to reputable professional architectural design firms to ensure that our designs comply with PRC laws and regulations and meet our design objectives. Our management team is also actively involved in the process, especially in the master planning and architectural design of the projects, and monitors the progress and quality of the design firms to ensure that they fulfill our requirements. For Namtai Inno Park located on our Guangming, Shenzhen premises, we already obtained the Permit for Construction Site Planning, which allows us to start planning the on-site works. We appointed an internationally renowned and award winning professional architectural design firm, Ronald Lu and Partners (Hong Kong) Ltd., to work on the design of the mixed-use development for the next stage. To assist us in better managing, monitoring and controlling all external professional agents and firms throughout different stages of the Guangming project development, we appointed WSP Parsons Brinckerhoff, an international reputable professional firm, as our Project Management Company (PMC). We also appointed Currie & Brown, another international reputable professional firm, as the quantity surveyor (QS), to provide the quantity surveying / cost management service for the development of Namtai Inno Park.

Construction

We plan to outsource all construction work to independent construction companies that will be selected through a tender bidding process. We will consider the construction companies’ professional qualifications, reputation, track record, and financial condition and resources when inviting shortlisted bid candidates. Although the works will be undertaken by the external contractor, we intend to closely supervise and manage the entire project construction process.

Completion

Prior to the completion of the construction phase, we will start working with external agents on the leasing of the properties. The properties can only be leased out after passing the relevant acceptance examination in accordance with PRC laws and regulations. We intend to outsource the property management work to external professional firms for services such as leasing, security, landscaping, building management and management of public facilities, and additional services, such as housekeeping, repair and maintenance.

ITEM 4.	INFORMATION ON THE COMPANY

Corporate Information

Nam Tai Property Inc., formerly known as Nam Tai Electronics, Inc., was founded in 1975 and moved its electronics manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available. We relocated to Shenzhen, China in order to capitalize on the significant opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). Our PRC headquarters and our the location of our former manufacturing and design facilities are currently based in Shenzhen, China, approximately 30 miles from Hong Kong. Certain of our subsidiaries’ offices are located in Hong Kong, which provide us access to Hong Kong’s infrastructure of communication and banking facilities. Our corporate administrative matters are conducted in the British Virgin Islands through our registered agent, McNamara Corporate Services Limited, of McNamara Chambers, 2nd Floor, 116 Main Street, P.O. Box 3342, Road Town, Tortola, British Virgin Islands.

In April 2014, we ceased our LCM manufacturing business and re-focused on the development of two parcels of land in Gushu and Guangming, Shenzhen, China, into high-end commercial complexes. We believe that we will derive our principal income in the future from rental income to be generated from these commercial complexes.

Major Events during 2016 to Date

We have two projects in the PRC under development: (i) Namtai Inno Park located in Guangming, Shenzhen, and (ii) Namtai Inno City located in Gushu, Shenzhen. During 2016, the construction permit application processes for each of these projects proceeded on schedule and within our expectations. In addition, the following major events took place:

Namtai Inno Park

For our first development project, Namtai Inno Park, as of the date of this Report, we are close to completing the design stage, and our internal team is working closely with three external parties on various items such as the construction design and drawings and the tender for the appointment of the general construction contractor. The three independent professional parties that we have engaged for the Namtai Inno Park are: (i) Ronald Lu & Partners, as the architectural design firm for the project, (ii) WSP Parsons Brinckerhoff, as the project management company, and (iii) Currie & Brown, as the project quantity surveyor.

Namtai Inno City

For our second development project, Nam Tai Inno City, we have commenced the selection process for the appointments of the architectural design firm, project management company and quantity surveyor of the project. We expect each such professional party to be formally appointed and commence work by October 2017.

Organizational Structure

The charts below describe the organizational structure of our principal subsidiaries as of December 31, 2016.

NAM TAI PROPERTY INC., or NTP, was founded in 1975, and reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987, and is a holding company for the subsidiaries shown in the chart above and discussed below.

100%

NAM TAI ELECTRONIC & ELECTRICAL PRODUCT LIMITED, or NTEEP, was incorporated in June 2003. Shares of NTEEP were listed on the Hong Kong Stock Exchange from April 28, 2004 until November 12, 2009, when Nam Tai completed the privatization of NTEEP by tendering for, and acquiring, the 25.12% of NTEEP that Nam Tai did not previously own. After completing the privatization of NTEEP in 2009, NTEEP was a wholly-owned subsidiary of Nam Tai Property Inc.

100%

NAM TAI INVESTMENT (SHENZHEN) Co., LTD., or NTISZ, was originally established as Baoan (Nam Tai) Electronic Co., Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the laws of China. Through September 2010, it engaged in the manufacture and sale of consumer electronics and telecommunications products. With effect from October 1, 2010, the businesses and operations of NTISZ were transferred to Zastron Electronic (Shenzhen) Co., Ltd (“Zastron Shenzhen”). NTISZ was transformed into an investment holding company in the PRC in April 2011. NTISZ now serves as the holding company for our land in Gushu, Shenzhen, China, designated for the development of Namtai Inno City.

100%	100%

ZASTRON ELECTRONIC (SHENZHEN) Co., LTD., or Zastron Shenzhen, was established in the PRC in 1992 as a company with limited liability. It manufactured telecommunication components and assemblies such as LCD modules and FPC assemblies. Zastron Shenzhen’s sister company, Jetup Electronic (Shenzhen) Co., Ltd. (Jetup), also wholly-owned by NTISZ and engaged in the manufacture of LCD panels and LCD modules, was merged into Zastron Shenzhen effective on April 1, 2010. Upon completion of that merger, Jetup ceased to exist, and its assets, liabilities and operations were transferred to Zastron Shenzhen. In October 2010, the businesses and operations of NTISZ were transferred to Zastron Shenzhen. In August 2011, Zastron Shenzhen became a wholly owned foreign enterprise.

Upon the cessation of our original core LCM production business in April 2014, Zastron Shenzhen now serves as the holding company for our land in Guangming, Shenzhen, China, designated for the development of Namtai Inno Park.

WUXI ZASTRON PRECISION-FLEX CO., LTD., or Wuxi Zastron - Flex, was established in November 2006 as a wholly owned foreign investment enterprise with limited liability and pursuant to the relevant laws of the PRC. This company began manufacturing and selling FPC boards and FPC subassemblies during 2010. Wuxi Zastron Flex’s sister company, Wuxi Zastron Precision-Tech Co. Ltd, or Wuxi Zastron Tech, also wholly-owned by Nam Tai Investment Limited, was merged into Wuxi Zastron Flex effective in April 2010. Upon completion of that merger, Wuxi Zastron Tech ceased to exist, and its assets, liabilities and operations were transferred to Wuxi Zastron Flex.

Upon the cessation of our original core LCM production business in April 2014, Wuxi Zastron-Flex now serves as the holding company for our parcels of land in Wuxi, Jiangsu, China.

Capital Expenditures

Our capital expenditures were $1.3 million, $2.1 million and $6.2 million in 2014, 2015 and 2016, respectively.

According to our project development plan, project investment for the year 2017 is estimated to be $60 million for our two major real estate development projects in China, of which $50 million has been allocated to Namtai Inno Park located in Guangming, Shenzhen, and $10 million has been allocated for Namtai Inno City located in Gushu, Shenzhen.

Our major capital expenditures in 2016 included:

•	$6.1 million for Namtai Inno Park; and

•	$0.1 million for Namtai Inno City.

Our major capital expenditures in 2015 included:

•	$2.0 million for Namtai Inno Park; and

•	$0.1 million for Namtai Inno City.

Our major capital expenditures in 2014 included:

•	$1.2 million for Namtai Inno Park; and

•	$0.1 million for Namtai Inno City.

Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant acquisition or strategic investment opportunities, which we regularly explore, and prevailing economic conditions.

Historical Business Overview

We are a British Virgin Islands holding company and conduct substantially all of our business through our principal operating subsidiaries in Shenzhen, China. Upon the cessation of our original core LCM production business in April 2014, we changed our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc. and turned our focus to the redevelopment of two parcels of land in Guangming and Gushu, Shenzhen, respectively, into high-end commercial complexes. We believe that we will derive our principal income in the future from rental income generated by these commercial complexes.

We have named our property development project in Guangming, Shenzhen, “Namtai Inno Park”. For Namtai Inno Park, we have obtained the Permit for Construction Site Planning, which allows us to start planning on-site works. We appointed an internationally renowned and award winning professional architectural design firm, Ronald Lu and Partners (Hong Kong) Ltd., to work on the design of the mixed-use development for the next stage of this project. To assist us in better managing, monitoring and controlling all external professional agents and firms throughout different stages of the Guangming project development, we also appointed WSP Parsons Brinckerhoff, an international reputable professional firm, as our Project Management Company. We appointed Currie & Brown, another internationally reputable professional firm, as quantity surveyor, to provide the quantity surveying / cost management service. Based on the current plan and subject to the final approval of the relevant PRC authorities, Namtai Inno Park will be a mixed development consisting of office buildings, a retail area, and apartment complexes.

We have named our property development project in Gushu, Shenzhen, “Namtai Inno City”. We have obtained the project initiation approval for the development of Phase I of Namtai Inno City from the land department of the local government and we will continue to apply for all other necessary permits and approvals in due course. Phase I covers approximately half of our Gushu site. We expect to obtain all permits and approvals to commence construction of Phase I by April 2019. After completion of the Phase I construction, which is expected to take approximately three years, we intend to apply for the necessary permits and approvals for the construction of Phase II of Namtai Inno City. However, this timetable has not been finalized. For the time being, the buildings that house our former production plant located on the site of our Phase II development, is rented to a third party lessee until October 2017. Based on the current timetable, we do not foresee any immediate difficulties in the permit application process.

As for our Wuxi plant, the factory building continues to be listed for sale and we expect it to be sold within 2017.

We continue to seek potential joint venture partners for the development of the land parcels in Shenzhen. Before a joint venture partner is secured, we will work with other external professional firms in all material property development matters. In the event that no suitable joint venture partners can be found, we will continue with the land development projects through relying on, and supported by, external professional firms.

Our Customers/Tenants

Upon the cessation of our LCM manufacturing business in April 2014, we formally transformed our core business from EMS industry to property development and management. After April 2014, we had two principal tenants: (i) our Guangming tenant who leased our land and building in Guangming, Shenzhen; and (ii) our Gushu tenant who leased the land and buildings that comprised our prior manufacturing facilities in Gushu, Shenzhen. The lease with our Guangming tenant expired in May 2015. The lease with our Gushu tenant is scheduled to expire in October 2017.

Our Prior Products

Prior to the complete cessation of our EMS business in April 2014, we operated and presented three reportable segments, namely: Telecommunication Components Assembly (“TCA”), Flexible Printed Circuit (“FPC”) and Consumer Electronics and Communication Products (“CECP”).

We discontinued the TCA segment in the first quarter of 2014. As a result, no segment information was disclosed in 2014, 2015 and 2016 in order to conform to the change in segment information in 2016 in accordance with Financial Accounting Standards Board (“FASB”) ASC 280-10-50-34.

Our Land Development Projects

We have two real estate projects in the PRC under development: (i) Namtai Inno Park located in Guangming, Shenzhen, and (ii) Namtai Inno City located in Gushu, Shenzhen. During 2016, the construction permit application processes for each of these projects proceeded on schedule and within our expectations. The tables below indicate the gross floor areas, development timetable and budgetary estimate for these two projects.

Summary of updated gross floor areas for the two projects:

	Namtai Inno Park Guangming, Shenzhen (Approved)		Namtai Inno City Gushu, Shenzhen Phase I + Phase II (Planned)
Plot ratios	2.59		6.00
Gross floor area (“GFA”) sq. meters	Office	175,406	Office	93,930
	Apartment	61,000	Apartment + SOHO	142,230
	Commercial	28,594	Commercial	25,000
	Other	4,159	Other	7,200
	269,159		268,360
Underground floor area sq. meters	66,649		80,000
Total CFA ( construction floor area) sq. meters	335,808		348,360
Remark	The above figures are definite for the design and construction.		The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Updated timetable for the two projects:

		Main Certificates	Estimated Completion Time
			Namtai Inno Park	Namtai Inno City Phase I #	2017	2018		2019	2020	2021
A		Real Estate Certificate	Obtained on June 4, 2015	September 2017	#
B*		Land Use Permit	Obtained on September 21, 2015.	April 2018		#
C		Planning Permit on Construction Engineering	July 2017	September 2018			#
D	D1	Early Construction Permit of Pile Foundation	May 2017	N/A
	D2	Construction Work Permit	November 2017	March 2019				#
	D3	Main Construction Acceptance	May 2019	March 2021						#
	D4	Completion Time	September 2019	July 2021							#
E		The real property ownership certificate	March 2020	December 2021							#
Remark

1.     represents “Namtai Inno Park”, while # is for “Namtai Inno City” Phase I.

2.    The construction of “Namtai Inno Park” is expected to commence with ground-breaking before April 2017, starting with the laying of the foundation first.

3.    The construction of “Namtai Inno City” Phase I is expected to commence around April 2019, while Phase II is still under planning and has not been scheduled yet.

Updated Budgetary Estimate for the Two Projects:

Budgeted Costs(1)	Namtai Inno Park	Namtai Inno City Phase I + Phase II
	(in millions)
Construction Costs	320	550
Operation Costs	25	30

Total (Estimated)	345	580

(1)	Based on the component of schematic design estimation created by our quantity surveyor, Currie & Brown, used for cost controlling including design and construction, and other estimates including operation costs (overhead expenses), changes in exchange rates and interest rates, the impact of overall inflation rates and other expenses, together constitute the total estimation by the management as above.

Property, Plant and Equipment

Our registered office in the British Virgin Islands is located at McNamara Chambers, 2nd Floor, 116 Main Street, Road Town, Tortola, British Virgin Islands. Corporate administrative matters in the British Virgin Islands are conducted at this office through our registered agent, McNamara Corporate Services Limited.

The table below lists the locations, square footage, principal use and the expiration dates of land use rights on the facilities used in our principal operations as of December 31, 2016:

Location	Approximate Square Footage	Principal or Presently Contemplated Use	Owned(1) or lease expiration date
Principal Facilities
Hong Kong	2,200	Building for administration	Owned
Guangming, Shenzhen, China	1,116,638	Raw land	2057(2)
Gushu, Shenzhen, China	521,212	Building leased to third parties	2049(3)
	562,402	Building for administration	2043(3)
Wuxi, Jiangsu Province, China	470,360	Building for administration	2056(4)

(1)	Only the PRC government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land for which we have entered into a land lease agreement with the PRC government that gives us the right to use the land for 50 years. Similarly, the lands which we acquired in Wuxi and Guangming Shenzhen are subject to 50-year land leases. Our understanding of the practice as it exists today; at the expiration of the land lease, we may be given the right to renew the lease.
(2)	Raw land. We plan to develop and convert this parcel of land into high-end commercial complexes, i.e. Namtai Inno Park.
(3)	Our principal manufacturing facilities occupy two parcels of adjacent land of 0.3 million square feet and 0.3 million square feet, respectively, with 50-year land leases that we acquired in 1993 and 1999, respectively. We plan to develop and convert these two parcels of land totaling approximately 0.6 million square feet into high-end commercial complexes, i.e. our Namtai Inno City.
(4)	Construction was completed in 2009, mass production at this factory began in 2010 and operations ceased in June 2013. The Wuxi facility continues to be listed for sale by real estate agents.

Hong Kong

In October 2005, Nam Tai restructured its subsidiaries to focus its operations in China. We only maintain a minimal workforce in Hong Kong.

Guangming, Shenzhen, China

Raw Land

In June 2007, we entered into an official land use transfer agreement and a supplemental agreement with Shenzhen Municipal Bureau of State Land and Resources pursuant to our commitment specified in the official project investment agreement we signed with the Guangming Hi-Tech Industrial Park in 2006. Consequently, we acquired approximately 1.3 million square feet of land in Baoan District, Shenzhen. We paid a land price of approximately $9.1 million, whereas relocation allowances to the local residents and other related costs were funded by internal resources. We plan to develop this property under the name “Namtai Inno Park” as a middle or high-end commercial complexes.

Gushu, Shenzhen, China

Principal Manufacturing Facilities

We once housed our principal manufacturing facilities in Gushu, Shenzhen. Currently, an area of approximately 521,212 square feet within the site on which our existing manufacturing facilities are located is rented out to a third party until October 2017. The remaining 562,402 square feet is reserved for use by our internal administration department.

We ceased our core LCM production business by the end of April 2014 and also sold all of our machinery and production lines at our Gushu manufacturing facilities. We plan to develop and convert the parcel of land of approximately 0.6 million square feet currently occupied by our Shenzhen office into middle or high-end commercial complexes within the next four to seven years under the name “Namtai Inno City”.

Wuxi, China

In January 2008, we began construction of our Wuxi manufacturing facilities on approximately 470,000 square feet of land we acquired in December 2006, i.e. Wuxi. We completed construction in 2009, and by the end of 2009, we had installed machinery and equipment to manufacture FPC boards and FPC subassemblies, with approximately 150,700 square feet of space for our manufacturing operations. Our Wuxi factory was first earmarked to manufacture FPC boards, followed by FPC subassemblies and then other electronic products assemblies such as LCD modules. We commenced manufacturing operations at this factory in 2010. However, following final evaluation on the viability of our FPC and LCM production business and considering the lack of customer orders, we discontinued our manufacturing of FPC and LCMs for tablets in our Wuxi facilities at the end of March 2013 and June 2013, respectively. The production operations at our Wuxi manufacturing facilities ceased entirely by June 2013. We sold all of our machinery and production lines in September 2014. Currently, our land and factory buildings are listed for sale.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved Staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties particularly statements found under the heading entitled “Trend Information”. You can identify these forward-looking statements by words such as “aim”, “anticipate”, “believe”, “consider”, “continue”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “ought to”, “plan”, “potential”, “predict”, “project”, “propose”, “seek”, “can”, “could”, “may”, “might”, “will”, “would”, “shall”, “should”, “is / are likely to” and the negative forms of these words and other similar expressions. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in Regarding Use of Forward Looking Statements under the section of this Report entitled ITEM 3. Key Information – Risk Factors. This section should be read in conjunction with our consolidated financial statements included as ITEM 18. Financial Statements in this Report.

Impact of Foreign Currency Fluctuations

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by numerous factors, including among other things, changes in political and economic conditions in China and the U.S. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Currently, the RMB is permitted to fluctuate within a band managed by the PRC government. The trading band has been widened since early 2014, and the PRC government may adopt a more flexible currency policy in the future, which could result in increased exchange rate volatility and significant appreciation or depreciation of the RMB against the U.S. dollar.

Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from the U.S. dollar to the RMB. This change was made upon the progress of the property development projects in China causing the Company’s subsidiaries primary operating activities to be denominated in RMB and making the RMB the currency of the economic environment in which the entities primarily generate and expend cash. As of December 31, 2016, we recorded $12.2 million of net foreign currency translation loss in accumulated other comprehensive loss as a component of shareholders’ equity.

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

The following table shows the percentage fluctuation in the exchange rate of the RMB to the U.S. dollar during each of the past three years ending December 31:

RMB Exchange Rate to US$1.00 at December 31(1)
2014		2015		2016
Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)
6.20	(2.31%)	6.50	(4.84%)	6.94	(6.77%)

(1)	RMB to U.S. dollar data presented in this table was derived from the published exchange rates from bank in China.
(2)	From exchange rate at preceding December 31.

In mid-2008, the PRC government halted the appreciation of the RMB against the U.S. dollar as it did prior to July 21, 2005 because of concerns that a stronger RMB made PRC exports less competitive during a global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the U.S. dollar during 2009. However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar, which decreasing approximately 2.31%, 4.84% and 6.77% during 2014, 2015 and 2016, respectively. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Our subsidiaries operating in Hong Kong are subject to an income tax rate of 16.5% for the years ended 2014, 2015 and 2016. We calculate income tax provision by applying the income tax rate to our estimated taxable income earned in or derived from Hong Kong during the applicable period.

Efforts by the PRC government to increase tax revenues could result in decisions or interpretations of the tax laws by China’s tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in PRC tax laws or their interpretation or application may subject us to additional PRC taxation in the future. For example, following the implementation of the EIT Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. During the year of 2012 to 2016, the new enterprise income tax rate is 25%.

Our effective tax rate was nil since there were net loss for each of the three years ended December 31, 2014, 2015 and 2016, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31,
	2014	2015	2016
Applicable statutory tax rates	25%	25%	25%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(3)%	(4)%	(1)%
Change in valuation allowance	(1)%	26%	15%
Reversal of tax loss cannot be recoverable in future	—	—	(18)%
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:	(2)%	(48)%	(30)%
Loss from discontinued operations and others	(19)%	1%	9%

Effective tax rates	—	—	—

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

Provision for bad debts

Our accounts receivable balance is recorded net of provision for amounts not expected to be collected from customers in 2014. Because our accounts receivable are typically unsecured, we periodically evaluate the collectability of accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, we analyze financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to us, we create a specific allowance that is determined to be appropriate for the perceived risk. If the financial condition of a customer deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

No allowance was made against our accounts receivable at December 31, 2014, 2015 and 2016, respectively.

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

For the years ended December 31, 2015 and 2016, we did not recognize any impairment for our active projects, consisting of projects under construction or planning or assets held for sale.

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

Workforce Reduction

We ceased our production operations in Wuxi entirely in June 2013. In addition, after final evaluation on the viability of our core LCM production operations and considering a major customer’s repeated and continuous changes to its formal purchasing orders without the ability to provide any firm commitment, we discontinued our LCM production at our Shenzhen manufacturing facilities at the end of April 2014. Accordingly, we accrued $14.0 million for discontinued operations in lay-off costs for employee severance benefits in 2013, which we paid in 2014. In 2014, we accrued $0.1 million in lay-off for employee severance benefits, which we paid in January 2015. In 2015 and 2016, we did not accrue any lay-off cost for employee severance benefits. For a breakdown of these severance expenses and additional information, see Note 19 “Employee Severance Benefits” of our consolidated financial statements.

Summary of Results

With the discontinuation of our LCM production in April 2014, we ceased our LCM manufacturing business and turned our focus to redeveloping two parcels of land in Gushu and Guangming, Shenzhen. We plan to convert these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes. Subsequently, we believe that we will derive our principal income in the future from the rental income to be generated by these commercial complexes.

We recorded a rental income growth of 27.2% for 2015 when compared with 2014, as a portion of Shenzhen’s factory has been rented out since May 2014, and a decrease of 15.8% for 2016 when compared with 2015.

The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,			% increase/(decrease)
	2014	2015	2016	2015 vs 2014		2016 vs 2015
Operation income	$2,341	$2,978	$2,508	27.2%		(15.8%)
Net operation income	$1,268	$1,029	$1,768	(18.8%)		71.8%
Operating loss	$(12,149)	$(12,833)	$(6,591)	n/a	(1)	n/a	(1)
Loss before income tax	$(25,588)	$(13,158)	$(9,534)	n/a	(1)	n/a	(1)
Consolidated net loss	$(25,588)	$(13,158)	$(9,534)	n/a	(1)	n/a	(1)
Basic loss per share	$(0.58)	$(0.32)	$(0.26)	n/a	(1)	n/a	(1)
Diluted loss per share	$(0.58)	$(0.32)	$(0.26)	n/a	(1)	n/a	(1)

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

The following table sets forth other expense, net (in thousands) for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,			% increase/(decrease)
	2014	2015	2016	2015 vs 2014		2016 vs 2015
Foreign exchange loss, net	$(3,690)	$(8,678)	$(8,294)	n/a	(1)	n/a	(1)
Interest income from finance lease receivable	$656	$303	$16	(53.8%)		(94.7%)
Gain on disposal of idle property, plant and equipment	$447	$106	$8	(76.3%)		(92.5%)
Loss from discontinued operations	$(20,172)	$(630)	$(634)	n/a	(1)	n/a	(1)
Others	$208	$880	$407	323.1%		(53.8%)

	$(22,551)	$(8,019)	$(8,497)	n/a	(1)	n/a	(1)

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

Foreign exchange loss, net is primarily attributable to the depreciation of RMB against U.S. dollar. RMB depreciated to RMB6.06 to US$1.00 as of December 31, 2013, RMB6.20 to US$1.00 as of December 31, 2014, RMB6.50 to US$1.00 as of December 31, 2015 and RMB6.94 to US$1.00 as of December 31, 2016.

Interest income from finance lease receivable in 2014, 2015 and 2016 was sourced from the leasing of property, plant and equipment to a third party with a period from April 1, 2012 to March 31, 2016.

We had a gain on disposal of idle property, plant and equipment in 2014, 2015 and 2016 primarily in relation to the disposal of property and equipment as we started to cease our production operations in 2013.

Other income in 2014, 2015 and 2016 primarily related to reversal of a provision of professional fee of $0.1 million in 2014, reversal of a provision of professional fee of $0.5 million and government allowance of $0.2 million received in 2015 and reversal of a provision of professional fee of $0.1 million and final award of $0.2 million from a legal case in 2016, respectively.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of operation income for the years ended December 31, 2014, 2015 and 2016.

	Year Ended December 31,
	2014	2015	2016
Operation income	100.0%	100.0%	100.0%
Operation expenses	(45.8)%	(65.4)%	(29.5)%

Net operation income	54.2%	34.6%	70.5%
General and administrative expenses(1)	(573.1)%	(465.5)%	(333.3)%

Operating loss	(518.9)%	(430.9)%	(262.8)%
Other expenses, net	(963.3)%	(269.2)%	(338.8)%
Interest income	391.8%	270.4%	221.5%
Interest expense	(2.6)%	(12.1)%	—

Loss before income tax	(1,093.0)%	(441.8)%	(380.1)%
Income tax	—	—	—

Consolidated comprehensive loss	(1,093.0)%	(441.8)%	(380.1)%

(1)	General and administrative expenses include employee severance benefits of $0.1 million, nil and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Operation Income. Our operation income decreased to $2.5 million in 2016 from $3.0 million in 2015. This decrease was mainly related to the expiration in June 2015 of the lease agreement that rented out a portion of our land located in Guangming, Shenzhen.

General and Administrative Expenses. Our general and administrative expenses decreased to $8.4 million in 2016 from $13.9 million in 2015. The $5.5 million decrease was mainly attributable to a decrease of $4.0 million for the partial legal fees relating to our Directors’ and Officers’ Liability Insurer award against us and $1.2 million for depreciation expenses in 2016.

Other Expenses, Net. During 2016, our other expenses were was $8.5 million compared to $8.0 million in 2015. The increase was mainly attributable to the loss on currency exchange due to depreciation of RMB against U.S. dollar from 6.50 in January 2016 to 6.94 in December 2016, and from 6.20 in January 2015 to 6.50 in December 2015.

Interest Income. Our interest income was $5.6 million, which decreased by $2.5 million from $8.1 million in 2015. The decrease was primarily the result of lower cash and cash equivalents and short term investments from $207.4 million in 2015 to $184.2 million in 2016.

Consolidated comprehensive loss. Consolidated comprehensive loss decreased to $9.5 million in 2016 from $13.2 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Operation Income. Our rental income increased to $3.0 million for 2015, up from $2.3 million in 2014. This increase was mainly related to the lease agreement we entered into in May 2014 to rent out a portion of our factory located in Gushu, Shenzhen, until October 2017.

General and Administrative Expenses. Our general and administrative expenses increased to $13.9 million in 2015 from $13.4 million in 2014. The $0.5 million increase was mainly attributable to increases of $2.2 million for the partial legal fees relating to our Directors’ and Officers’ Liability Insurer award against us, $1.1 million for share-based compensation expenses and $0.6 million for depreciation expenses resulted from function currency transfer from U.S. dollars to RMB in 2015, partly offset by a decrease of $3.4 million for salaries and benefits comprised of compensation obligation payable to CFO of $3.0 million and incentive bonus of $1.1 million in 2014.

Other Expenses, Net. During 2015, our other expenses were $8.0 million compared to loss of $22.6 million in 2014. The decrease was mainly attributable to the loss from discontinued operations decreasing from $20.2 million in 2014 to $0.6 million in 2015, partly offset by the increase in the loss on currency exchange from $3.7 million in 2014 to $8.7 million in 2015 due to depreciation of RMB against U.S. dollar from RMB6.20:US$1.00 in January 2015 to RMB6.50:US$1.00 in December 2015, and from RMB6.06:US$1.00 in January 2014 to RMB6.20:US$1.00 in December 2014.

Interest Income. Our interest income was $8.1 million, which decreased by $1.1 million from $9.2 million in 2014. The decrease was primarily the result of lower cash and cash equivalents and short term investments from $298.1 million in 2014 to $207.4 million in 2015.

Consolidated comprehensive loss. Consolidated comprehensive loss decreased to $13.2 million in 2015 from $25.6 million in 2014.

Liquidity and Capital Resources

Liquidity

In 2014, 2015 and 2016, we did not have any off-balance sheet financing arrangements, such as securitized receivables or access to assets through special purpose entities, which could act as sources of liquidity. Our primary uses of cash during the year of 2014 were to fund expansions of and upgrades to our manufacturing facilities. During the year of 2015 and 2016, our primary uses of cash were payments relating to the development of our land parcels in Guangming and Gushu.

We had working capital of $194.7 million as of December 31, 2016 compared to net working capital of $226.6 million as of December 31, 2015. The principal components of our working capital as of December 31, 2016 and December 31, 2015 consisted of cash and cash equivalents, short term investments and assets held for sale. The decreases in these components as of December 31, 2016 from levels as of December 31, 2015, primarily resulted from a decrease by $62.8 million in cash and cash equivalent and an increase of $7.3 million in dividend payable, and partly offset by an increase of $39.6 million in short term investments.

For 2017, our planned capital expenditures amount to $50 million for the development of Namtai Inno Park on our Guangming, Shenzhen premises. We believe that our level of internal resources, which include cash and cash equivalents, short term investments, and available borrowings under our credit facilities, and our working capital requirements are sufficient to maintain our business operations for at least the next twelve months. Should we desire to pursue acquisition opportunities or undertake additional significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. We cannot assure you that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.

The following table sets forth, for the years ended December 31, 2014, 2015 and 2016, selected consolidated cash flow information:

	Year Ended December 31,
	2014	2015	2016
	(US$ in thousands)
Net cash used in operating activities	$(10,360)	$(8,782)	$(5,210)
Net cash provided by (used in) investing activities	$141,244	$38,011	$(44,120)
Net cash provided by (used in) financing activities	$18,947	$(75,938)	$(5,906)

Net increase (decrease) in cash and cash equivalents	$149,831	$(46,709)	$(55,236)

Net cash used in operating activities for 2016 was $5.2 million. This consisted primarily of a $9.5 million consolidated net loss, a decrease in accrued expenses and other payable of $1.2 million and a decrease in prepaid expense and other receivables of $0.6 million. Net cash used in operating activities was partially offset by unrealized foreign exchange loss of $3.4 million, non-cash item depreciation and amortization of $1.8 million and share-based compensation expense of $1.0 million.

Net cash used by investing activities was $44.1 million for 2016, consisting primarily of an increase of $39.7 million for short term investments.

Net cash used in financing activities was $5.9 million for 2016, representing $6.3 million for share repurchase program and $2.9 million for cash dividend paid. Net cash used in financing activities was partially offset by $3.3 million for proceeds from option exercise.

Net cash used in operating activities for 2015 was $8.8 million. This consisted primarily of a $13.2 million consolidated net loss and a decrease in accrued expenses and other payable of $4.5 million, which consisted of compensation obligation payment to the CFO of $3.0 million and incentive bonus of $1.1 million in 2015. Net cash used in operating activities was partially offset by non-cash item depreciation and amortization of $4.2 million, share-based compensation expense of $1.7 million, a decrease in prepaid expense and other receivables of $1.7 million and unrealized foreign exchange loss of $1.5 million.

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

Net cash used in operating activities for 2014 was $10.4 million. This consisted primarily of a $25.6 million consolidated net loss, a decrease in accounts payable of $95.3 million and a decrease in accrued expenses and other payables of $21.8 million. Net cash used in operating activities was partially offset by a decrease in accounts receivable of $73.0 million, a decrease in inventories of $30.5 million, $19.1 million of impairment loss on fixed asset and land use right and $4.6 million of non-cash item depreciation and amortization.

Net cash provided by investing activities was $141.2 million for 2014, consisting primarily of $116.3 million for short term investments and $22.7 million for proceeds from disposal of property, plant and equipment.

Net cash provided by financing activities was $18.9 million for 2014, representing short term bank borrowing of $40.0 million. Net cash provided by financing activities was partially offset by $17.6 million payment for shares repurchase program and $3.6 million cash dividends paid.

For the years ended December 31, 2014, 2015 and 2016, we had no guaranteed loans. In 2015, NTISZ and Zastron Shenzhen acted as guarantors of banking facilities amounted to $90.0 million including default interest and other costs and expenses.

We had no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect our liquidity.

Capital Resources

As of December 31, 2016, we had $94.6 million in cash and cash equivalents and $89.6 million of short term investments, compared with $157.4 million in cash and cash equivalents and $50.0 million of short term investments, as of December 31, 2015.

As of December 31 2016, we had no bank loans.

Our contractual obligations, including purchase obligations as of December 31, 2016 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments (in thousands) due by period
Contractual Obligations	Total	2017	2018 to 2019	After 2020
Capital commitments	6,834	4,311	2,523	—

Total	$6,834	$4,311	$2,523	$—

Except for a requirement that PRC subsidiaries have to reserve about 11% of profits after tax for future developments and staff welfare, there are no restrictions on the payment of dividends from the PRC once all taxes are paid and assessed, and losses, if any, from previous years have been made good.

Impact of Inflation

Prior to the complete cessation of our EMS business around April 2014, inflation in China, where virtually all of our assets and employees are located, has had little impact on our business because we were able to increase the price of our services and products to keep pace with inflation.

Continuing inflation and material increases in the cost of labor could diminish our competitive advantage. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.

In April 2014, we ceased our LCM manufacturing business and turned our focus to the redevelopment of two parcels of land in Gushu and Guangming, Shenzhen into high-end commercial complexes. Inflation has not had a significant effect on our business during the past two years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.0%, 1.4% and 2.0% in 2014, 2015 and 2016, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this Report, we have not been materially affected by any inflation or deflation.

Recent Changes in Accounting Standards

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” in order to ensure that revenue recognition requirements are the same under both US GAAP and International Financial Reporting Standards (“IFRS”). ASU 2014-09 removes inconsistencies and provides a more robust framework for addressing revenue issues. ASU 2014-09 was effective for reporting periods and interim periods beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 “Deferral of the Effective Date” to delay the implementation of ASU 2014-09 by one year, in response to feedback from preparers, practitioners and users of financial statements. Accordingly, ASU 2014-09 is now effective for reporting periods and interim periods beginning on or after December 15, 2017. Early adoption is permitted for reporting and interim periods beginning on or after December 15, 2016. The Company is currently assessing the impact of ASU 2014-09 on its consolidated financial position, results of operations and cash flows.

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

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): This Update as part of its Simplification Initiative. The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): This Update to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): This Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In December 2016, the FASB issued ASU 2016-19, Technical Corrections and Improvements: The amendments in this Update represent changes to clarify, correct errors, or make minor improvements to the Accounting Standards Codification. Most of the amendments in this Update do not require transition guidance and are effective upon issuance of this Update. Six amendments in this Update clarify guidance or correct references in the Accounting Standards Codification that could potentially result in changes in current practice because of either misapplication or misunderstanding of current guidance. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

Trend Information

In 2014, due to a major customer’s repeated and continuous changes to its formal purchasing orders without the ability to provide a firm commitment, we evaluated the viability of our core LCM production business and eventually decided to formally cease our operations at Gushu manufacturing facilities by the end of April 2014 and subsequently, sold all of our machinery and production lines.

Following the cessation of our LCM business in April 2014, we have focused on the redevelopment of the two land parcels in Gushu and Guangming, Shenzhen, into middle or high-end commercial complexes under the names “Namtai Inno Park” and “Namtai Inno City”, respectively. Upon the completion of development of these two parcels of land, we will become the landlord and manager of the commercial complexes.

Off-balance Sheet Arrangements

For 2016, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Managers

Our current directors and senior management, and their ages as of January 31, 2017, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries
Ming Kown Koo	73	Nam Tai’s Executive Chairman, Chief Financial Officer
Pi Hao Liu	54	Nam Tai’s Chief Executive Officer
Peter R. Kellogg	75	Member of the Board of Directors
Dr. Wing Yan (William) Lo	57	Member of the Board of Directors
Charles Chu	61	Member of the Board of Directors
Mark Waslen	57	Member of the Board of Directors
Lorne Waldman	51	Member of the Board of Directors

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

Pi Hao Liu. (Year of Birth: 1963). Mr. Liu currently serves as the Chief Executive Officer of Nam Tai. He joined Nam Tai as a Production Assistant General Manager in Operations Department on November 15, 1999. During his 17 years tenure with Nam Tai, he served Nam Tai in various capacities, including Assistant General Manager of R&D, Assistant General Manager of Quality Department, Director & Vice General Manager of the GM Office, and Vice President of the Purchasing Department.

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

Dr. Wing Yan (William) Lo. (Year of Birth: 1961) Dr. Lo has served on our Board of Directors since July 8, 2003. Dr. Lo is an experienced executive in the TMT (technology, media and telecommunications) and consumer sectors. He has held senior positions in the past in China Unicom, Hongkong Telecom, Citibank HK, I.T. Limited and South China Media Group. He is currently the Vice Chairman of Lovable International Holdings Limited which owns one of the largest toys and children products distribution network in the PRC. Dr. Lo is also the Chairman of VS Media Ltd, a new media multi-channel network promoting internet video content creation. Dr Lo graduated from Cambridge University with a M.Phil. degree in Pharmacology and a Ph.D. degree in Molecular Neuroscience in the 80’s. Dr. Lo currently serves as an independent non-executive director of a number of publicly listed companies in Hong Kong, including Television Broadcasts Ltd (SEHK: 511), CSI Properties Ltd (SEHK: 497), SITC International Limited (SEHK: 1308), Jing Rui Holdings Limited (SEHK:1862) and Ronshine China Holdings Limited (SEHK:3301). And he is an independent non-executive director of the New York Stock Exchange listed Nam Tai Property, Inc. (NYSE:NTP). Dr Lo is also the Founding Governor of the Charles K. Kao Foundation for Alzheimer’s Disease and the ISF Academy as well as the present Chairman of Junior Achievement HK. In 1998, Dr. Lo was appointed as a Hong Kong Justice of the Peace. In 2003, he was appointed as a Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating/Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.

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

Lorne Waldman. (Year of Birth: 1966). Mr. Waldman is currently the Senior Vice President and in-house legal counsel of Silvercorp Metals Inc, the largest primary silver producer in China with mines in Henan and Guangdong Provinces of China, which is listed on Toronto stock exchange (TSX: SVM). Prior to that, Mr Waldman served as in-house legal counsel and corporate secretary within Nam Tai group from 1996 to 2007. Mr. Waldman earned a Masters of Business Administration and a law degree from the University of British Columbia and a Bachelor of Commerce degree from the University of Calgary, Canada.

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

Compensation of Directors and Management

Compensation on an Aggregate Basis

The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2016 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $2.5 million.

In July 2016, we granted to our directors stock options to purchase an aggregate of 1,550,000 of our common shares at an exercise price of $6.22 per share, 15% above the closing price of our common stock on the date of the grant. We also granted to our management and employees stock options to purchase an aggregate of 1,060,000 of our common shares at an exercise price of $5.41 per share equal to the closing price of our common stock on the date of the grant. According to the option certificates, the options granted to directors, management and employees vested per annum in five equal portions. The first portion vested on July 29, 2016 and will expire on July 28, 2017. The remaining four portions shall vest on January 1 and expire on December 31 in the respective years of 2017, 2018, 2019 and 2020.

In the fourth quarter of 2015, we granted to one director and certain management and employees stock options to purchase an aggregate of 726,869 of our common shares with an exercise price of $8.00 per share, significantly above the closing price of our common stock on the date of the grant. The options will expire on the fifth anniversary of their grant date in 2020.

In June 2015, we granted to our directors, under our stock option plan, options to purchase an aggregate of 75,000 of our common shares at an exercise price of $5.33 per share. The exercise price of the shares covered by the options granted during 2015 was equal to the fair market value of our shares on the date of grant. The closing price of our common stock on the date of grant, June 5, 2015, was $5.33, as reported on the NYSE. The options granted during 2015 will expire on the third anniversary of their grant date in 2018.

In April 2015, we granted to our management options to purchase 50,000 of our common shares at an exercise price of $3.97 per share. The exercise price of the shares is the closing price of our common stock on the date of granted. The options were exercised in 7 July 2016.

During the year ended December 31, 2014, we granted to our directors, under our stock option plan, options to purchase an aggregate of 60,000 of our common shares at an exercise price of $8.05 per share. The exercise price of the shares covered by the options granted during 2014 was equal to the fair market value of our shares on the date of grant. The closing price of our common stock on the date of grant, June 6, 2014, was $8.05, as reported on the NYSE. The options granted during 2014 will expire on the third anniversary of their grant date in 2017.

Members of our senior management were eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Senior management is entitled to share up to 15% of the operating income, after tax, from the subsidiary in which they are employed for the year. In addition, members of our senior management are eligible to elect to receive stock options from our Stock Option Plans instead of receiving cash incentives. During 2012, our management were granted options to purchase 831,000 shares of the Company and 50% of such options became exercisable in 2013 and 40% became exercisable in 2014. Members of our senior management elected to receive the options granted to them in January 2013 and June 2014 and forfeited the cash incentives for the years 2012 and 2013, respectively. On January 30, 2015, the Board of Directors approved the extension of options previously granted to management for a period of two years from April 26, 2015.

We pay our directors, except for Mr. Koo, $5,000 per month for their services as directors, and $1,200 per meeting attended in person and $800 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.

According to the local laws and regulations of Shenzhen, China, we were required to contribute 13% to 14% of the stipulated salaries of our staff that worked in Shenzhen to retirement benefit schemes to fund retirement benefits for our employees. In Wuxi, we are required to contribute 19% of our staff’s salaries to help fund retirement benefits for our employees. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, or MPF, scheme, a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. The MPF is available to all employees aged 18 to 64 and with at least 60 days of service at Nam Tai in Hong Kong. We contribute 5% of the employee’s income. The maximum income for contribution purposes per employee is $3,866 per month. Staff members are entitled to 100% of the Company’s contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong at the end of employment contracts.

The cost of our contributions to the staff retirement plans in Hong Kong and China amounted to approximately $0.4 million, $0.1 million and $0.2 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Compensation on an Individual Basis*

Directors Compensation

The following table presents the total compensation paid to each of our non-management directors during 2016:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Peter R. Kellogg	62,400	55,298	—	117,698
Charles Chu	66,400	55,298	—	121,698
Dr. Wing Yan (William) Lo	68,800	55,298	—	124,098
Mark Waslen	68,800	55,298	—	124,098
Lorne Waldman	68,800	55,298	—	124,098

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees.
(2)	Consists of the US$ amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.
*	Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this Report and plan to do so in our proxy statement for our 2017 Annual Meeting of Shareholders (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefore promulgated under the Securities Exchange Act of 1934). See ITEM 3. Key Information of this Report under the heading “Risk Factors – Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections and information afforded to investors”. By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this Report or in our proxy statement, we are not undertaking any duty, and investors and others reviewing this Report should not expect, that we will continue to make such disclosures in any future Reports or in our proxy statements as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this Report may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this Report do not necessarily comply with the applicable requirements therefore under Form 10-K or Regulation 14A and this Report does not contain all disclosures required by ITEM 11 of Form 10-K or ITEM 8 of Schedule 14A of Regulation 14A.

Options Granted During the Year and Held by Directors, at December 31, 2016

Prior to 2016, our policy was to grant to non-employee directors on an annual basis, upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. In July 2016, we granted to our non-employees directors stock options to purchase an aggregate of 750,000 of our common shares at an exercise price of $6.22 per share, 15% above the closing price of our common stock on the date of the grant. According to the option certificates, the options vest per annum in five equal portions. The first portion vested on July 29, 2016 and will expire on July 28, 2017. The remaining four portions shall vest on January 1 and expire on December 31 in the respective years of 2017, 2018, 2019 and 2020.

Compensation on an Individual Basis — Executive Officers

The following table sets forth a summary of the compensation which we (including our subsidiaries) paid to Mr. Koo and our highest paid executive officers (still in service as of December 31, 2016) during 2016.

Summary Compensation Table

Name and Principal Position	2014		2015		2016
Ming Kown Koo, Nam Tai’s Executive Chairman, Chief Financial Officer
Salary(1)	1,656,012	(3)	1,279,367	(3)	1,248,723	(3)
Other compensation and benefits(2)	3,754,785	(4)	497,286	(4)	311,240	(4)

Total	5,410,797		1,776,653		1,559,963

Pi Hao Liu, Chief Executive Officer of Nam Tai
Salary(1)	213,715		211,200		199,095
Other compensation and benefits(2)	68,881		62,641		102,639

Total	282,596		273,841		301,734

(1)	Consists of the basic salary earned by the named executive officers during the year indicated. Cash compensation included in the table was paid to Nam Tai’s senior executives in HK$ and RMB, respectively and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.76, $1.00:RMB6.63 for 2016, $1.00:HK$7.75, $1.00:RMB6.25 for 2015, and $1.00:HK$7.75, $1.00:RMB6.18 for 2014, respectively.
(2)	To the extent applicable to the named individual, consists of amounts paid for housing, golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums, bonus and fees for annual physical examination.
(3)	Mr. Koo was appointed as Nam Tai’s Chief Financial Officer effective March 1, 2009, resigned on April 30, 2015 and reappointed again on May 17, 2016. Mr. Koo’s salary for serving as Nam Tai’s Chief Financial Officer during 2014, 2015 and 2016 was $1.00 per month. In 2014, Mr. Koo’s salary for serving as President of NTEEP was approximately $1.7 million in 2014. In 2015 and 2016, Mr. Koo’s salary for serving as President of NTHL was approximately $1.3 million and approximately $1.2 million, respectively.
(4)	“Other compensation and benefits” for 2016 includes fees for medical insurance, annual physical examination, $0.3 million share options to purchase an aggregate of 800,000 of our common shares at an exercise price of $6.22 per share, which vested per annum in five equal portions. The first portion vested on July 29, 2016 and will expire on July 28, 2017. The remaining four portions shall vest on January 1 and expire on December 31 in the respective years of 2017, 2018, 2019 and 2020. “Other compensation and benefits” for 2015 includes fees for medical insurance, annual physical examination, $0.5 million share options to purchase an aggregate of 261,869 of our common shares at an exercise price of $8.00 per share, which vested in October 2015. “Other compensation and benefits” for 2014 includes fees for medical insurance, $0.8 million which Nam Tai has accrued as a bonus to Mr. Koo for services in 2014 but was paid to Mr. Koo in May 2015 and $3.0 million accrual of compensation obligation but was paid to CFO in May 2015.

Retirement Benefits

(1)	Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund. The following table provides amount of contributions that the Company has made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

Name	Number of years of credited Service		Value at December 31, 2016 of Accumulated Benefits ($)	Company Payments During 2016 ($)
Ming Kown Koo	42.0	(a)	N/A	N/A

(a)	Prior to October 2010, Mr. Koo’s services as our employee were for Nam Tai Property Inc., the ultimate parent, and as such he was not eligible for Hong Kong’s Mandatory Provident Retirement Fund. Accordingly, no contributions have been made for Mr. Koo. Although he was appointed President of our subsidiary, NTEEP, effective October 1, 2010, contributions are not required for Mr. Koo under Hong Kong’s Mandatory Provident Retirement Fund because he is over 65 years old.

(2)	Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance was established for the employees during the term they are employed.

Name	Number of years of credited Service	Value at December 31, 2016 of Accumulated Benefits ($)	Company Payments During 2016 ($)
Pi Hao Liu	17.1	22,542	4,120

Options Held by Executive Officers at January 31, 2017

Stock Options of Directors and Management

The following table provides information concerning the options owned by our current management and directors as of January 31, 2017.

Name	Number of common shares subject to option	Exercise price ($)	Expiration Date
Ming Kown Koo	160,000	6.22	December 31, 2017
Ming Kown Koo	160,000	6.22	December 31, 2018
Ming Kown Koo	160,000	6.22	December 31, 2019
Ming Kown Koo	160,000	6.22	December 31, 2020
Pi Hao Liu(1)	40,000	5.63	April 24, 2017
Pi Hao Liu	28,000	5.41	July 28, 2017
Pi Hao Liu	28,000	5.41	December 31, 2017
Pi Hao Liu	28,000	5.41	December 31, 2018
Pi Hao Liu	28,000	5.41	December 31, 2019
Pi Hao Liu	28,000	5.41	December 31, 2020

(1)	On January 30, 2015, our Board of Directors approved the extension of options previously granted to management for a period of two years from April 26, 2015.

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

Our Compensation Committee consisted of five independent non-executive directors in 2016: Messrs. Chu, Waslen, Kellogg, Dr. Lo and Waldman. Mr. Waldman serves as the Chairman of the Compensation Committee.

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

Stock Options of Directors and Management

During 2016, our non-employee directors were each granted options to purchase 150,000 shares of the Company. These options (a total of 750,000 options) plus an aggregate of remaining balance of 30,000 options granted in 2014 and 2015 but not yet exercised by our directors (a total of 135,000) were outstanding and held by our directors as of January 31, 2017. With the exception of Mr. Koo’s options, the options granted in 2016 are exercisable at $6.22 per share, according to the option certificates, the options vested per annum in five equal portions. The first portion vested on July 29, 2016 and will expire on July 28, 2017. The remaining four portions shall vest on January 1 and expire on December 31 in the respective years of 2017, 2018, 2019 and 2020.

The options granted in 2015 are exercisable at $5.33 per share and will lapse on June 4, 2018.

The options granted in 2014 are exercisable at $8.05 per share, and will lapse on June 5, 2017.

During 2016, a director (Mr. Koo) and our management were granted options to purchase 800,000 and 140,000 shares of the Company, respectively. These options granted are exercisable at $6.22 and $5.41 per share, respectively, and according to the option certificates, the options will vest per annum in five equal portions. The first portion vested on July 29, 2016 and will expire on July 28, 2017. The remaining four portions shall vest on January 1 and expire on December 31 in the respective years of 2017, 2018, 2019 and 2020.

Share Ownership of Directors and Management

For information regarding the numbers and percentage ownership of our shares, see ITEM 7. Major Shareholders and Related Party Transactions – Shares and Options Ownership of Directors, Management and Principal Shareholders.

Employee Stock Option Plans

We have three stock option plans - our amended 2001 stock option plan, our 2006 stock option plan and our 2016 stock option plan. The 2006 stock option plan was approved by the Board on February 10, 2006 and approved by shareholders at our 2006 Annual Meeting of Shareholders. In April 2016, the Board of Directors approved our 2016 stock option plan, which was subsequently approved by the shareholders at the 2016 Annual General Meeting of Shareholders. The 2016 stock option plan had the same terms and conditions as the 2006 stock option plan, except that the maximum number of shares to be issued pursuant to exercise of options granted under the 2016 stock option plan was 3,500,000 shares.

Under either the amended 2001 stock option plan or the 2006 stock option plan, the terms and conditions of individual grants may vary subject to the following: (1) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (2) the term of incentive stock options may not exceed ten years from the date of grant; (3) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to our share capital and necessary to preserve the intrinsic value of the granted options; and (4) every non-employee director automatically receives on an annual basis upon their election to the Board of Directors at the annual shareholders’ meeting, options to purchase 15,000 common shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. Under the 2016 stock option plan, the terms and conditions of individual grants may vary subject to the above item (1) to item (3) of the amended 2001 stock option plan or the 2006 stock option plan.

As of January 31, 2017, we had outstanding options to purchase 885,000 shares under the 2006 and 2016 stock option plan held by five non-employee directors and 1,979,000 shares under the 2006 and 2016 stock option plan held by one executive director and management and staffs, respectively. Under our existing stock option plans, options to purchase 950,000 shares are available for future grants. The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed with the SEC as Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the SEC on June 12, 2006. Amendments to our stock options were included with our form 6-K furnished to the SEC on November 13, 2006. The full text of our 2016 stock option plan was incorporated by reference to Annex A of Company’s Form 6-K furnished to the SEC on May 5, 2016.

Employees

The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2014, 2015 and 2016.

		At December 31,
Geographic Location	Main Activity	2014	2015	2016
Shenzhen, PRC
	Project development	6	11	6
	Supervision & checking committee member	—	3	—
	Administration	47	43	49

	Total Shenzhen	53	57	55
Wuxi, PRC
	Administration	5	4	4

	Total Wuxi	5	4	4
Hong Kong
	Administration	6	9	8

	Total Hong Kong	6	9	8
Total Employees		64	70	67

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Shares and Options Ownership of Directors, Senior Management and Principal Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of January 31, 2017, by each person (or group within the meaning of Section 13(d) (3) of the Exchange Act) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management:

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	6,961,000	(2)	19.1%
Ming Kown Koo	6,504,355	(3)	17.8%
I.A.T. Reinsurance Syndicate Ltd.	5,774,800	(2)	15.8%
Charles Chu	92,500	(4)	*
Wing Yan (William) Lo	90,000	(5)	*
Mark Waslen	100,000	(6)	*
Lorne Waldman	75,000	(7)	*
Pi Hao Liu	96,000	(8)	*

*	Less than 1%.
(1)	Percentage of ownership is based on 36,446,691 common shares outstanding as of January 31, 2017. In accordance with Rule 13d-3(d) (1) under the Exchange Act, options which are exercisable within 60 days of January 31, 2017 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Mr. Kellogg beneficially holds 6,871,000 common shares, including 5,774,800 common shares held indirectly through I.A.T. Reinsurance Syndicate Ltd. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of the shares held by I.A.T. Reinsurance Syndicate Ltd. Mr. Kellogg also holds options to purchase 90,000 shares, which he has received as of January 31, 2017, as a director of Nam Tai.
(3)	Mr. Koo beneficially owned 6,344,355 common shares jointly with Ms. Cho Sui Sin, Mr. Koo’s wife. Mr. Koo also holds options to purchase 160,000 shares, which he has received as of January 31, 2017, as a director of Nam Tai.
(4)	Includes 2,500 common shares and options to purchase 90,000 shares, which he has received as of January 31, 2017, as a director of Nam Tai.
(5)	Represents options to purchase 90,000 shares, which he has received as of January 31, 2017, as a director of Nam Tai.
(6)	Includes 10,000 common shares and options to purchase 90,000 shares, which he has received as of January 31, 2017, as a director of Nam Tai.
(7)	Includes options to purchase 75,000 shares, which he has received as of January 31, 2017, as a director of Nam Tai.
(8)	Represents options to purchase 96,000 shares, which he has received as of January 31, 2017, as CEO of Nam Tai.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly through January 31, 2017.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of January 31, 2017, there were approximately 483 holders of record of our common shares. According to information provided to us by our transfer agent, 469 holders of record with addresses in the United States held 30,085,709 of our common shares as of January 31, 2017.

The following table reflects the percentage ownership of our common shares during the last three years ended March 1, 2015, January 31, 2016 and January 31, 2017 by shareholders who beneficially owned 5% or more of our common shares during that period:

	Percentage Ownership(1)
	2015	2016	2017
Peter R. Kellogg(2)	16.2%	18.8%	19.1%
Ming Kown Koo(3)	13.7%	16.7%	17.8%
I.A.T. Reinsurance Syndicate Ltd.(4)	13.6%	15.7%	15.8%
Kahn Brothers LLC(5)	6.9%	9.9%	5.3%

(1)	Based on 42,618,322, 36,699,572 and 36,446,691 common shares outstanding on March 1, 2015, January 31, 2016 and January 31, 2017, respectively. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days as of March 1, 2015, January 31, 2016 and January 31, 2017 have been considered outstanding for the purpose of computing the percentage of our outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Mr. Kellogg beneficially owned 6,871,000, 6,871,000 and 6,871,000 common shares, as of March 1, 2015, January 31, 2016 and January 31, 2017, including shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg is the sole holder of its voting stock but does not admit to its beneficial ownership and, as compensation granted to him for being a director of Nam Tai, options to purchase 45,000, 45,000 and 90,000 common shares, on each of the respective date.
(3)	Mr. Koo, jointly with Ms. Cho Sui Sin, Mr. Koo’s wife, beneficially owned 5,322,486, 5,922,486 and 6,344,355 common shares as of March 1, 2015, January 31, 2016 and January 31, 2017, including, as compensation granted to him for being CFO of Nam Tai, options to purchase 600,000, 261,869 and 160,000 common shares, on each of the respective dates.
(4)	Based on a Schedule 13G/A filed with the SEC by I.A.T. Reinsurance Company Ltd. on February 17, 2015 of 5,774,800 common shares.
(5)	Based on a Schedule 13G/A filed with the SEC by Kahn Brothers LLC on February 2, 2015 of 2,943,022 common shares, on February 10, 2016 of 3,645,209 common shares and on February 2, 2017 of 1,920,660 common shares.

The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of the Company.

Certain Relationships and Related Party Transactions

During 2015, Mr. Koo was granted options to purchase 261,869 shares of the Company at an exercise price of $8.00 per share. According to the option certificates, the options granted to Mr. Koo during 2015 will expire on October 29, 2020. Mr. Koo exercised his options to purchase 600,000 shares at the exercise price of $6.66 per share on September 15, 2015.

During 2016, Mr. Koo was granted options to purchase 800,000 shares of the Company at an exercise price of $6.22 per share. According to the option certificates, the options granted to Mr. Koo shall vest per annum in five equal portions. The first portion of 160,000 shares vested on July 29, 2016 and will expire on July 28, 2017. The remaining four portions shall vest on January 1 and expire on December 31 in the respective years of 2017, 2018, 2019 and 2020. Mr. Koo exercised his options to purchase 160,000 shares at the exercise price of $6.22 per share on August 16, 2016 and 261,869 shares at the exercise price of $8.00 per share on August 18, 2016.

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

Financial Statements

Our consolidated financial statements are included this Form 20-F in the F pages following page 57.

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

(d) On November 17, 2016, HKIRD issued a latest demand letter to NTGM for a total payment of $1.1 million. NTGM is a limited liability company incorporated in Hong Kong. NTGM had a net deficit position as of December 31, 2016 and the Company has no funding obligation towards NTGM. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the consolidated financial statements of the Company.

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

(d) On June 21, 2016, HKIRD issued a demand letter to NTT for a total payment of $0.4 million. NTT is a limited liability company incorporated in Hong Kong. NTT had a net deficit position as of December 31, 2016 and the Company has no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the consolidated financial statements of the Company.

Expected Dispositions of Tax Disputes with Inactive or Dormant Subsidiaries

HKIRD did not accept the explanations that it was necessary for these subsidiaries to perform their individual functions for the whole Nam Tai group and therefore the management fees paid by the Company by contract to support and finance all the necessary overhead expenses of these subsidiaries (not located in Hong Kong) to contribute to the operations representing the administration and finance departmental functions from Vancouver, Canada and the BVI for the whole group under the corporate structure at that time were not regarded as necessary expenses by HKIRD.

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

Notices of Alleged Personal Liability for Additional Taxes Against Former Directors and Officers for Signing NTTC’s Tax Returns

In addition to the legal cases against the inactive or dormant subsidiaries of the Company discussed above, in January 2011, the HKIRD issued two Notices of intention to assess additional taxes separately and personally against two former directors and officers of NTTC in the amounts of approximately $1.5 million for the taxable years 1996/1997 and 1999/2000 and $0.7 million for the taxable year 1997/1998 (the “Notices”). The taxable years involved in the controversy date over 20 years ago and initial advice received from the Company’s tax advisor is that it is very rare for tax authorities to seek to attach personal liability on directors in this situation.

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

The two former directors lodged an appeal to the Board of Review of the HKIRD (the “BOR”) against the Assessment Notices (the “BOR Appeal”) on May 24, 2013.

On May 27, 2013, according to Company Indemnity Policy, the Company paid on behalf of the two former directors the additional tax as required under the Assessment Notices.

On January 9, 2017, the BOR handed down the decision that one of the director is ordered to pay 140% of the original amount of tax assessed, while the other is order to pay 90%. Both penalties are subject to compound tax calculated monthly since the original due date (up to a ceiling of 300% of the original assessed amounts).

On February 9, 2017, the Company lodged an appeal to the BOR decision and the Commissioner filed opposition statements to our appeal on February 22, 2017.

At this time, Nam Tai is unable to assess if the appeal would be accepted or successful. However, Nam Tai plans to continue to defend this matter vigorously for its former directors and officers and may be required to indemnify them.

Directors’ and Officers’ Liability Insurance

Nam Tai maintains a Directors’ and Officers’ Liability Insurance for certain claims or liabilities that may arise by reason of the status or service of its directors and officers (“the Policy”). Nam Tai has informed the insurance carriers of the Policy about the HKIRD’s Notices against NTTC’s two former directors. So far, the insurance carriers have raised no objection to the Notices constituting a claim under the terms of the Policy and have reimbursed Nam Tai for the legal costs and other expenses incurred by Nam Tai for defending the Notices. After the Additional Assessment Notices had been issued, the Insurers were informed of the same. The Insurers refused to reimburse for the additional tax under the Additional Assessment Notices and the associated legal costs and expenses incurred in both the BOR Appeal and an appeal to the Court of Appeal of the HKIRD against the Assessment Notices (the “CA Appeal”). Therefore, The Company and the two former directors commenced arbitration against the Insurers under the Policy on October 18, 2013 by issuing a Notice of Arbitration to claim for reimbursement of the additional tax and the legal costs and expenses of both the BOR Appeal and the CA Appeal. The insurers filed their Response to Notice of Arbitration on December 24, 2013. All arbitrators were appointed and the Arbitration hearing was heard from July 20 to July 24, 2015. On December 28 2015, the Company was updated by its external legal counsel that the Partial Final Award on Costs & Final Award on Interest was granted. Furthermore, the Tribunal in the Partial award on cost held that Nam Tai has to pay for the respondents’ costs for the period from February 11, 2014 up to the date of the award. On May 16, 2016, we accepted the insurers’ offer of approximately $0.8 million for the respective cost, and the parties’ cost have now been settled.

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

As announced on October 30, 2015, the Company set payment of quarterly dividends for 2016 of $0.02 per quarter. All quarterly dividends scheduled for payment in 2016 were paid as scheduled.

On October 31, 2016, following its review of our financial results for the first nine months of 2016, our Board of Directors assessed our operating income, current and estimated future cash, cash flow and capital expenditure requirements, and decided to pay quarterly dividends in 2017 according to the Schedule set forth below:

Dividends declared for 2017
Quarterly Payment	Record Date	Scheduled Payment Date	Dividend per share
Q1 2017	December 31, 2016	January 20, 2017	$0.07
Q2 2017	March 31, 2017	April 20, 2017	0.07
Q3 2017	June 30, 2017	July 20, 2017	0.07
Q4 2017	September 30, 2017	October 20, 2017	0.07

Total for full year 2017			$0.28

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

The following table sets forth the total cash dividends and dividends per share we have declared during each of the five years ended December 31:

	Year ended December 31,
	2012	2013	2014	2015	2016
Total dividends declared (in thousands)	$26,882	$3,622	$3,409	$2,936	$10,205
Regular dividends per share	$0.60	$0.08	$0.08	$0.08	$0.28
Total dividends per share	$0.60	$0.08	$0.08	$0.08	$0.28

ITEM 9.	THE LISTING

Our shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the ticker symbol “NTE” until April 22, 2014 when the ticker symbol changed to “NTP”.

The following table sets forth the highest and lowest closing sales prices for our shares for each of the quarters in the year period ended December 31:

	2014			2015			2016
	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)
1st Quarter	$7.78	$5.30	367,690	$5.16	$3.51	154,839	$6.25	$4.80	83,507
2nd Quarter	8.11	5.91	241,313	5.40	3.86	179,730	6.18	5.26	41,823
3rd Quarter	7.67	5.85	134,093	6.59	4.20	140,952	9.59	5.19	138,388
4th Quarter	6.10	4.12	164,898	6.63	4.70	60,853	8.63	7.10	100,784

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

The following table sets forth the highest and lowest closing sale prices of our shares for the five years ended December 31:

Year ended December 31,	High	Low	Average Daily Trading Volume(1)
2012	$16.37	$4.75	388,504
2013	16.01	5.55	626,068
2014	8.11	4.12	225,267
2015	6.63	3.51	133,665
2016	9.59	4.80	91,178

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

The following table sets forth the highest and lowest closing sale prices of our shares during each of the most recent six months in the period ending February 28, 2017:

Month ended	High	Low	Average Daily Trading Volume(1)
September 30, 2016	$9.50	$7.85	173,000
October 31, 2016	8.63	7.39	169,152
November 30, 2016	8.50	7.55	80,814
December 31, 2016	7.70	7.10	53,086
January 31, 2017	7.55	7.15	22,490
February 28, 2017	7.95	7.15	44,068

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of January 31, 2017, we had 36,446,691 common shares outstanding.

Memorandum and Articles of Association

On December 5, 2007, we filed with the Registrar of Corporate Affairs of the British Virgin Islands, our jurisdiction of organization, an amended Memorandum and Articles of Associations (collectively our “Charter”), the instruments governing a company organized under the law of the British Virgin Islands, which are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States. Our Charter, which became effective on December 5, 2007, amended and restated our Memorandum and Articles of Association. The purpose of amending our Charter was to:

•	Make our shares eligible for a direct registration system operated by a securities depository in accordance with Section 501.00 (B) of the rules of the New York Stock Exchange that became effective on January 1, 2008 as to companies, like us, having equity securities listed on the New York Stock Exchange prior to January 1, 2007;

•	Make various consequential amendments to our Memorandum and Articles of Association so as to make them consistent with the BVI Business Company’s Act, 2004, as amended (the “Act”), which we became subject to on January 1, 2007;

•	Eliminate our authority to issue bearer shares that would otherwise be permitted under BVI law, which our directors believed to be inappropriate for a company with shares publicly traded in the United States;

•	Authorize our Chief Executive Officer, Chief Financial Officer and our other officers designated by the Chairman of the Board of Directors (or the directors in the absence of designation by the Chairman of the Board of Directors), to serve as the Chairman of all meetings of shareholders in the absence of the Chairman of the Board of Directors; and

•	Make certain other changes as are indicated in our Memorandum and Articles of Association.

Under our Charter, holders of our shares:

•	are entitled to one vote for each whole share a holder owns on all matters to be voted upon by shareholders, including the election of directors;

•	do not have cumulative voting rights in the election of directors;

•	are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law; and

•	do not have preemptive rights to purchase any additional, unissued common shares.

Under our Charter or applicable BVI law:

•	all of common shares are equal to each other with respect to voting and dividend rights; and

•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

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

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders if we were to be classified as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of our common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or Non-U.S. holder of our common shares, including, without limitation, the following:

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

We believe we were a PFIC for 2016 and, based on our current operations, assets and market conditions for our shares, we may be a PFIC for 2017—see “PFIC Considerations” below and the discussion of certain PFIC issues in “Risk Factors” above. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” may not be available for 2017.

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

Sale, Exchange or Other Disposition of Our Common Shares

If you are a U.S. Holder of our common shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section will not apply to you—instead, see “PFIC Considerations” below. Otherwise, generally, in connection with the sale, exchange or other taxable disposition of our common shares:

•	you will recognize capital gain or loss equal to the difference (if any) between the amount realized on such sale, exchange or other taxable disposition and your tax basis in such common shares (your tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the Company’s shares.

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

Based on the assumption that (i) cash and cash equivalents are passive assets and (ii) our market capitalization plus total liabilities may be considered a proxy for our total assets, a calculation based on a comparison of the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we were a PFIC for 2016 under the PFIC asset test. As a result, we believe we were a PFIC for U.S. federal income tax purposes for 2016. However, the PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2016 or currently in 2017, and we do not intend to make such a determination as we believe that our management and financial resources can be better deployed in other aspects of our business. We may be a PFIC in 2017 under either the PFIC income test or the PFIC asset test, or both.

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

If during any taxable year of a U.S. Holder ending on or after December 31, 2016 such U.S. Holder owns our common shares and we are a PFIC in such year, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company (generally with the U.S. Holder’s federal income tax return for that year), unless a de minimis exception applies. U.S. Holders are urged to consult their tax advisors regarding their annual filing requirements.

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

As of December 31, 2016, the Company and subsidiaries outside of China had RMB-denominated cash and cash equivalents and short term investments of RMB959.0 million (equal to $138.2 million). If the RMB had depreciated by 10% against the U.S. dollar and assuming we converted RMB959.0 million into U.S. dollars, our U.S. dollar cash balance for the RMB959.0 million would have been $125.6 million.

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

Currencies included in Cash and Cash Equivalents and Short term investments

The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents and short term investments on our balance sheets at December 31, 2015 and 2016:

	As of December 31
Currencies included in cash and cash equivalents and short term investments	2015	2016
	(In thousands)
United States dollars	$5,050	$2,083
Chinese renminbi	201,093	181,843
Hong Kong dollars	1,211	256

Total US$ equivalent	$207,354	$184,182

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and short term investment are subject to interest rate changes. Cash on hand of $182.3 million as of December 31, 2016 was invested in term deposits. As such, interest income will fluctuate with changes in interest rates. During 2016, we had $5.6 million in interest income.

As of December 31, 2016, we had no long-term bank loan.

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

Our management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, our management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2016, our internal control over financial reporting was effective based on these criteria.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Moore Stephens CPA Limited, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Property Inc.:

We have audited the internal control over financial reporting of Nam Tai Property Inc. and its subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016 based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s consolidated balance sheet as of December 31, 2016 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the financial statement schedules listed in Schedule 1, and our report dated March 10, 2017 expressed an unqualified opinion thereon.

/s/ Moore Stephens CPA Limited

Certified Public Accountants
Hong Kong
March 10, 2017

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during the year ended December 31, 2016, the period covered by this Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

Mr. Waslen is “independent” as that term is defined in the Listed Company Manual of the NYSE.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which also applies to our principal executive officers and to its principal financial and accounting officers. The Code of Ethics has been revised to apply to all employees as well. A copy of the revised Code of Ethics is attached as Exhibit 11.1 to this Report on Form 20-F. This code has been posted on our website, which is located at http://www.namtai.com/investors#investors/corporate_governance. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders may request a free copy in print form from:

Mr. Kevin McGrath, Managing Partner of Cameron Associates

Telephone: 212.245.4577

e-mail: kevin@cameronassoc.com

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Moore Stephens has served as our independent registered public accounting firm for the years ended December 31, 2015 and 2016, for which audited consolidated financial statements appeared in this Report on Form 20-F. Each year our Audit Committee of the Board of Directors selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. It is currently expected that the Audit Committee will select Moore Stephens as our independent registered public accounting firm for 2017 and that our Board of Directors will propose at the Annual Meeting of Shareholders to be held in 2017 that Moore Stephens be ratified as our independent registered public accounting firm for 2017.

The following table presents the aggregate fees for professional services and other services rendered by Moore Stephens to us in 2015 and 2016, respectively (U.S. dollars in thousands).

	Year ended December 31
	2015	2016
Audit Fees(1)	$129	$129
Tax Fees(2)	3	1
Others(3)	7	2

Total	$139	$132

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.
(2)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns.
(3)	Others mainly include fees billed for preparing tax advice from both Hong Kong and China tax perspective.

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

During 2015 and 2016, 100% of the total audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable to Nam Tai.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors approved a stock repurchase program to buy back up to $40 million of its common stocks in open market at prevailing market prices which was announced on May 7, 2014. The stock repurchase program was closed on November 28, 2014.

3,000,000 common shares had been bought back from the open market at a purchase price of $5.50 under our cash tender offer announced on April 28, 2015 and expired on May 29, 2015.

3,518,750 common shares had been bought back from the open market at a purchase price of $5.50 under our cash tender offer announced on August 3, 2015 and expired on September 4, 2015.

724,750 common shares had been bought back from the open market at prevailing market prices under our share repurchase program announced on August 22, 2016 and expired on September 30, 2016.

The following table provides a summary of our stock repurchases program for the year ended December 31, 2014, our two cash tender offers for the year ended December 31, 2015 and one stock repurchases program for the year ended December 31, 2016.

Period	Total Number of Shares Purchased	Average Price	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
May 2014	178,816	$7.39	178,816	$38,678,468
June 2014	348,363	7.82	348,363	35,957,421
July 2014	384,986	7.43	384,986	33,095,654
August 2014	376,835	7.16	376,835	30,396,327
September 2014	315,200	6.68	315,200	28,290,757
October 2014	594,800	5.63	594,800	24,943,222
November 2014	470,413	5.19	470,413	22,499,810

Total in 2014	2,669,413	$6.56	2,669,413	$—

May 2015	3,000,000	$5.50	3,000,000	$—
September 2015	3,518,750	5.50	3,518,750	—

Total in 2015	6,518,750	$5.50	6,518,750	$—

September 2016	724,750	8.47	724,750	—

Total in 2016	724,750	$8.47	724,750	$—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable to Nam Tai.

ITEM 16G.	CORPORATE GOVERNANCE

For information regarding whether our corporate governance standards differ from those applied to U.S. domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in ITEM 6. Directors and Senior Management of this Report.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable to Nam Tai.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable to Nam Tai.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Property Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Property Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedules listed in Schedule 1. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2016, and the results of its operations and its cash flows for each of three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2017 expressed an unqualified opinion thereon.

/s/ Moore Stephens CPA Limited

Certified Public Accountants
Hong Kong
March 10, 2017

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2014	2015	2016
Operation income		$2,341	$2,978	$2,508
Operation expenses		(1,073)	(1,949)	(740)

Net operation income		1,268	1,029	1,768

Costs and expenses
General and administrative expenses		(13,417)	(13,862)	(8,359)

		(13,417)	(13,862)	(8,359)

Operating loss		(12,149)	(12,833)	(6,591)

Other expenses, net	14	(22,551)	(8,019)	(8,497)
Interest income		9,173	8,054	5,554
Interest expenses		(61)	(360)	—

Loss before income tax		(25,588)	(13,158)	(9,534)
Income tax	15	—	—	—

Consolidated net loss		(25,588)	(13,158)	(9,534)
Other comprehensive income		—	—	—

Consolidated comprehensive loss		$(25,588)	$(13,158)	$(9,534)

Basic loss per share	12	$(0.58)	$(0.32)	$(0.26)

Diluted loss per share	12	$(0.58)	$(0.32)	$(0.26)

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

	Notes	December 31,
		2015	2016
ASSETS
Current assets:
Cash and cash equivalents	2(b)	$157,371	$94,558
Short term investments	2(c)	49,983	89,624
Prepaid expenses and other receivables(1)		3,472	4,034
Finance lease receivable—current	3	1,403	—
Assets held for sale	4	20,254	18,970

Total current assets		232,483	207,186

Real estate properties under development, net(1)	5	35,298	37,779
Property, plant and equipment, net(1)	6	3,586	3,735
Other assets(1)		113	101

Total assets		$271,480	$248,801

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable(1)		$252	$845
Accrued expenses and other payables(1)	9	2,727	1,405
Dividend payable		2,936	10,205

Total current liabilities		5,915	12,455

Commitments and contingencies (Note 16)
Equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 36,699,572 and 36,446,691 shares as at December 31, 2015 and 2016, respectively)	11	367	364
Additional paid-in capital		243,280	241,536
Retained earnings		26,343	6,607
Accumulated other comprehensive loss		(4,425)	(12,161)

Total shareholders’ equity		265,565	236,346

Total liabilities and equity		$271,480	$248,801

(1)	Certain comparative amounts have been reclassified to conform with the current period’s presentation and disclosure.

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2014	45,272,735	$453	$291,731	$71,214	$(8)	$363,390
Shares issued on exercise of options	15,000	—	89	—	—	89
Cancellation of shares	(2,669,413)	(27)	(17,853)	—	—	(17,880)
Stock-based compensation expenses	—	—	309	—	—	309
Net loss	—	—	—	(25,588)	—	(25,588)
Cash dividends declared ($0.08 per share)	—	—	—	(3,409)	—	(3,409)
Cash dividends reversal	—	—	—	41	—	41

Balance at December 31, 2014	42,618,322	$426	$274,276	$42,258	$(8)	$316,952

Shares issued on exercise of options	600,000	6	3,990	—	—	3,996
Cancellation of shares	(6,518,750)	(65)	(36,671)	—	—	(36,736)
Stock-based compensation expenses	—	—	1,685	—	—	1,685
Net loss	—	—	—	(13,158)	—	(13,158)
Cash dividends declared ($0.08 per share)	—	—	—	(2,936)	—	(2,936)
Cash dividends reversal	—	—	—	179	—	179
Accumulated other comprehensive loss	—	—	—	—	(4,417)	(4,417)

Balance at December 31, 2015	36,699,572	$367	$243,280	$26,343	$(4,425)	$265,565

Shares issued on exercise of options	471,869	4	3,284	—	—	3,288
Cancellation of shares	(724,750)	(7)	(6,251)	—	—	(6,258)
Stock-based compensation expenses	—	—	1,223	—	—	1,223
Net loss	—	—	—	(9,534)	—	(9,534)
Cash dividends declared ($0.28 per share)	—	—	—	(10,205)	—	(10,205)
Cash dividends reversal	—	—	—	3	—	3
Accumulated other comprehensive loss	—	—	—	—	(7,736)	(7,736)

Balance at December 31, 2016	36,446,691	$364	$241,536	$6,607	$(12,161)	$236,346

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2014	2015	2016
Cash flows from operating activities:
Consolidated net loss	$(25,588)	$(13,158)	$(9,534)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	4,596	4,173	1,784
Reversal of bad debts	(2,152)	—	—
Loss (gain) on disposal of property, plant and equipment	1,506	(33)	(14)
Gain on disposal of idle property, plant and equipment	(447)	(106)	(8)
Impairment loss on fixed assets and land use rights	19,136	—	—
Share-based compensation expenses	309	1,685	1,035
Unrealized exchange loss	5,778	1,470	3,370
Changes in current assets and liabilities:
Decrease in accounts receivable	73,031	—	—
Decrease in inventories	30,493	—	—
Decrease (increase) in prepaid expenses and other receivables(1)	3,072	1,723	(618)
Decrease in accounts payable	(95,303)	—	—
Decrease in accrued expenses and other payables	(21,781)	(4,536)	(1,225)
Decrease in income tax payable	(3,010)	—	—

Total adjustments	15,228	4,376	4,324

Net cash used in operating activities	$(10,360)	$(8,782)	$(5,210)

Cash flows from investing activities:
Payment of real estate properties under development(1)	$(1,343)	$(2,250)	$(5,577)
Purchase of property, plant & equipment(1)	(320)	(99)	(525)
(Increase) decrease in deposits for real estate properties under development(1)	—	(469)	304
(Increase) decrease in deposits for purchase of property, plant and equipment(1)	(48)	—	4
Proceeds from disposal of property, plant and equipment and other assets	22,672	1,716	14
Proceeds from disposal of idle property, plant and equipment	447	106	8
Cash received from finance lease receivable	3,566	3,840	1,371
Decrease (increase) in short term investments	116,270	35,167	(39,719)

Net cash provided by (used in) investing activities	$141,244	$38,011	$(44,120)

Cash flows from financing activities:
Cash dividends paid	$(3,581)	$(3,230)	$(2,936)
Proceeds from shares issued on exercise of options	89	3,996	3,288
Share repurchase program	(17,561)	(36,704)	(6,258)
Proceeds from short term bank borrowing	40,000	92,432	—
Repayment of short term bank borrowing	—	(132,432)	—

Net cash provided by (used in) financing activities	$18,947	$(75,938)	$(5,906)

Net increase (decrease) in cash and cash equivalents	$149,831	$(46,709)	$(55,236)
Cash and cash equivalents at beginning of year	68,707	212,760	157,371
Effect of exchange rate changes on cash and cash equivalents	(5,778)	(8,680)	(7,577)

Cash and cash equivalents at end of year	$212,760	$157,371	$94,558

Supplemental schedule of cash flow information:
Interest paid	$8	$413	$—
Income taxes paid	$143	$—	$—
Non-cash investing activities:
Decrease in construction in progress funded through accrued expenses and other payables	$(241)	$(173)	$(611)

(1)	Certain comparative amounts have been reclassified to conform with the current period’s presentation and disclosure.

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	Company Information

Prior to complete cessation of its electronic manufacturing and design services business in April 2014, Nam Tai Property Inc. and subsidiaries (the “Company” or “Nam Tai”) was an electronics manufacturing and design services provider to a selected group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Through its electronics manufacturing services operations, the Company manufactured electronic components and sub-assemblies, including Flexible Printed Circuit Board (“FPCB”), FPCB subassemblies, Thin Film Transistor display (TFT-LCD) modules, image sensors modules and printed circuit board assemblies. These components, modules and subassemblies were used in numerous electronic products including mobile phones, digital cameras, electronic toys, and automobile. The Company also manufactured finished products, including mobile phone accessories and home entertainment products.

The Company was founded in 1975 and moved its manufacturing facilities to the People’s Republic of China (“PRC”) in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, PRC in order to capitalize on opportunities offered in Southern PRC. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands (“BVI”) in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). The Company’s principal manufacturing and design operations were based in Shenzhen, approximately 30 miles from Hong Kong. Its PRC headquarters were located in Shenzhen. Some of the subsidiaries’ offices were located in Hong Kong, which provide them access to Hong Kong’s infrastructure of communication and banking facilities. The Company’s principal manufacturing operations were conducted in the PRC. The PRC resumed sovereignty over Hong Kong effective July 1, 1997, and, politically, Hong Kong was an integral part of the PRC. However, for simplicity and as a matter of definition only, references to PRC in these consolidated financial statements mean the PRC and all of its territories excluding Hong Kong.

In April 2014, the Company ceased its liquid crystal display modules (“LCM”) manufacturing business and turned its focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed its manufacturing facilities into high-end commercial complexes. The Company intends to earn its principal income in the future from rental income derived from its commercial complexes.

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

Short-term investments as of December 31, 2016 consisted of time deposits of more than three months and not exceeding twelve months duration held in commercial banks of $89,624 (2015: $49,983).

(d)	Finance lease receivable

Finance lease receivable is derived from sales of property, plant and equipment and is comprised of the minimum lease payments due on the direct financial lease. From April 1, 2012 to March 31, 2016, monthly interest income has been recognized in other income (expenses), net in the consolidated statement of comprehensive income based on principal balance of $14,000 at an annual interest rate of 10%.

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

No provision was recognized to write down assets held for sale to their fair values in 2015 and 2016.

(f)	Provision for bad debts

Accounts receivable balance is recorded net of provision for amounts not expected to be collected from customers in 2014. Because the accounts receivable are typically unsecured, the Company periodically evaluates the collectability of accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, the Company analyzes financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to the Company, a specific provision would be set up for the perceived risk. If the financial condition of customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

No provision for bad debt was made in the year ended December 31, 2015 and 2016, and during the year ended December 31, 2014, the Company has written back provision for accounts receivable of $2,152 due to the recovery of accounts receivable previously written off.

(g)	Real estate properties under development, net

Real estate properties under development, net are stated at the lower of carrying amounts or fair value less selling costs.

In accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), real estate properties under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are classified as real estate properties under development, net in the consolidated balance sheet. They are amortized on a straight-line basis over the respective term of the right to use the land.

The buildings and land use rights included in real estate properties under development have ceased depreciation since June 1, 2016.

(h)	Property, plant and equipment

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

(i)	Impairment or disposal of long-lived assets

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

In 2016, the Company assessed the impairment of its long-lived assets used in Shenzhen and Wuxi, by comparing external appraisals obtained from independent valuation firms with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets at December 31, 2016 were less than external appraisals obtained from independent valuation firms.

A loss of $19,035 was recognized to write down the long-lived assets to their fair values upon reclassification to assets held for sale in 2014, respectively.

In 2015 and 2016, no additional impairment loss was recognized to write down the long-lived assets to their fair values upon reclassification to assets held for sale.

(j)	Accruals and provisions for loss contingencies

The Company makes provisions for all material loss contingencies when information available prior to the issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.

For provisions or accruals related to litigation, the Company makes provisions based on information from legal counsels and the best estimation of management. The Company assesses the potential liability for the significant legal proceedings in accordance with FASB ASC 450 “Contingencies”. FASB ASC 450 requires a liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of the contingency may differ from the Company’s estimates. If the contingency is settled for an amount greater than the estimate, a future charge to income would result. Likewise, if the contingency is settled for an amount that is less than the Company’s estimate, a future credit to income would result.

(k)	Revenue recognition

The Company generates revenue from fixed income real-estate derived from its buildings held through its subsidiaries in Shenzhen.

Operation income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee’s obligation to pay rent.

The Company recognized revenue from sales of products when all of the following conditions were met:

•	Persuasive evidence of an arrangement exists;

•	Delivery had occurred or services had been rendered;

•	Price to the customer was fixed or determinable; and

•	Collectability was reasonably assured.

Revenue from sales of products was recognized when the title was passed to customers upon shipment and when collectability was reasonably assured. The Company did not provide its customers with the right of return (except for quality), price protection, rebates or discounts. There were no customer acceptance provisions associated with the Company’s products, except for quality. All sales were based on firm customer orders with fixed terms and conditions, which generally could not be modified.

(l)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see Note 13) are charged to the consolidated statement of comprehensive income as incurred.

(m)	Income taxes

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

The functional currencies of the Company and its subsidiaries include the Renminbi, U.S. dollar and the Hong Kong dollar. Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from U.S. dollar to Renminbi. This change was made upon the progress of the property development projects in China causing the Company’s subsidiaries’ primary operating activities to be in Renminbi and making the Renminbi the currency of the economic environment in which the entities primarily generate and expend cash.

The financial statements of all subsidiaries are translated in accordance with FASB ASC 830 “Foreign Currency Matters”.

The financial statements and other financial data of the Company included in this annual report are presented in U.S. dollars. The business and operations of the Company are primarily conducted in China through its PRC subsidiaries. The functional currency of its PRC subsidiaries is Renminbi. The financial statements of its PRC subsidiaries are translated into U.S. dollars, using published exchange rates from banks in China, based on (i) year-end exchange rates or the rates of exchange ruling at the balance sheet date for assets and liabilities and (ii) average yearly exchange rates for income and expense items. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in the shareholders’ equity. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

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

The Company has three stock-based employee compensation plans, as more fully described in Note 11(b). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models. If the award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

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

(r)	Comprehensive loss

Accumulated other comprehensive loss represents principally foreign currency translation adjustments and is included in the consolidated statement of changes in equity.

(s)	Fair value

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

The carrying amounts of cash and cash equivalents, short term investment, other receivables, assets held for sale, accrued expenses and other payables, accounts payable, and dividend payable approximate their fair values due to the short term nature of these instruments.

The fair value of the Company’s assets held for sale is detailed in Note 4.

As of December 31, 2015 and 2016, the Company did not have any non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements, at least annually, on a recurring basis.

(t)	Leases

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

(u)	Concentration of risk

The Company’ s potential significant concentration of credit risk primarily consist of cash and cash equivalents and short term investments which are held by financial institutions in the PRC and international financial institutions outside of the PRC. As of December 31, 2016, the Company has $184,182 in cash and cash equivalents, short term investments which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. PRC state-owned banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents and short term investments held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation in the United States. There is uninsured for cash, cash equivalents and short term investments as at December 31, 2016. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to recover its deposits or investments back in full.

Overall, the real estate market in China has shown signs of continuous slow down. The Company’s results of operations are affected by a wide variety of factors, including changing economic, political, industry, business and financial conditions; lack of experience handling the real estate development projects; the process of applying for the redevelopment of Gushu land with the government bodies, the demand for the Company’s real estate properties, and other risks associated with an enterprise operating mainly in the PRC. Accordingly, the Company’s business, financial condition and results of operations are primarily influenced by the political, economic, legal environments and foreign currency exchange in the PRC and by the general state of the PRC economy and may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation. As a result, the Company may experience significant fluctuations in future operating results due to the factors mentioned above. These fluctuations may result in volatility in the share price of the Company.

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

(v)	Recent changes in accounting standards

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” in order to ensure that revenue recognition requirements are the same under both US GAAP and International Financial Reporting Standards (“IFRS”). ASU 2014-09 removes inconsistencies and provides a more robust framework for addressing revenue issues. ASU 2014-09 was effective for reporting periods and interim periods beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 “Deferral of the Effective Date” to delay the implementation of ASU 2014-09 by one year, in response to feedback from preparers, practitioners and users of financial statements. Accordingly, ASU 2014-09 is now effective for reporting periods and interim periods beginning on or after December 15, 2017. Early adoption is permitted for reporting and interim periods beginning on or after December 15, 2016. The Company is currently assessing the impact of ASU 2014-09 on its consolidated financial position, results of operations and cash flows.

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

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): This Update as part of its Simplification Initiative. The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): This Update to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): This Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, this Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In December 2016, the FASB issued ASU 2016-19, Technical Corrections and Improvements: The amendments in this Update represent changes to clarify, correct errors, or make minor improvements to the Accounting Standards Codification. Most of the amendments in this Update do not require transition guidance and are effective upon issuance of this Update. Six amendments in this Update clarify guidance or correct references in the Accounting Standards Codification that could potentially result in changes in current practice because of either misapplication or misunderstanding of current guidance. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

3.	Finance Lease Receivable

No finance lease receivable as at December 31, 2016.

4.	Assets Held for Sale

The Company fully discontinued its production in Wuxi by the end of June 2013 due to sustained losses generated from FPC production and a lack of customers for LCM for tablets. The Company is seeking potential buyer for all its long-lived assets related to FPC production since June 2013, hence these assets were classified as assets held for sale in 2013. During 2014, $16,316 of long-lived assets was reclassified to assets held for sale, and $19,035 of additional impairment loss was charged on the production machineries because management assessed that the market value was lower than the net book value. No additional impairment loss was made on the assets held for sale in 2015 and 2016.

$1,670 of assets held for sale was disposed of with the consideration of $1,703 and a gain of $33 which is included in other expenses, net in the year of 2015. No assets held for sale were disposed in the year of 2016. Assets held for sale are comprised of the following:

At December 31,	2015	2016
At net book value:
Land	$364	$341
Buildings	17,613	16,496
Machinery and equipment	24	23
Leasehold improvements	2,239	2,097
Others	14	13

Total	$20,254	$18,970

5.	Real estate properties under development, net

The following summarizes the components of real estate properties under development as at December 31, 2015 and 2016:

At December 31,	2015	2016
Building at cost	$62,025	$58,109
Less: accumulated depreciation	(42,182)	(40,814)

	19,843	17,295
Construction in progress	3,893	9,773
Land use right	11,562	10,711

Net book value	$35,298	$37,779

The Company has entered into an operating lease contract with a third party with respect to certain buildings with the carrying amount as shown below:

At December 31,	2015	2016
Buildings at cost	$31,843	$29,825
Less: accumulated depreciation	(16,682)	(17,163)

Buildings, net	$15,161	$12,662

At December 31, 2016, scheduled minimum rental payments to be received for buildings leased to others were $1,897 and the lease term will be expired on October 31, 2017.

6.	Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

At December 31,	2015	2016
At cost:
Buildings	$4,557	$4,557
Machinery and equipment	397	362
Leasehold improvements	1,802	1,981
Furniture and fixtures	23	24
Motor vehicles	227	275

Total	7,006	7,199
Less: accumulated depreciation	(3,420)	(3,464)

Net book value	$3,586	$3,735

Depreciation expenses were $283, $354 and $365 for the years ended December 31, 2014, 2015 and 2016, respectively.

7.	Investments in Subsidiaries

Subsidiaries	Place of Incorporation	Principal activity	Percentage of Ownership as at December 31,
			2015	2016
Consolidated principal subsidiaries:
Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	Cayman Islands	Investment holding	100%	100%
Nam Tai Holdings Limited (“NTHL”)	BVI	Investment holding	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”) (1)	Hong Kong	In liquidation	—	—
Namtai Investment (Shenzhen) Co., Ltd. (“NTISZ”)	PRC	Investment holding	100%	100%
Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”)	PRC	Property development and management	100%	100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”)	PRC	Inactive	100%	100%

(1)	NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013.

8.	Retained Earnings and Reserves

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

In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $347,977 and $347,417 as of December 31, 2015 and 2016, respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

9.	Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

At December 31,	2015	2016
Accrued salaries and benefits	$487	$581
Accrued professional fees	1,515	88
Advance received from customers	632	584
Construction payable and others	93	152

	$2,727	$1,405

10.	Bank Loans and Banking Facilities

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2015, these facilities totaled $90,000, which were unused at December 31, 2015. The banking facility with limited guarantee from the subsidiaries of NTISZ and Zastron Shenzhen at December 31, 2015 matured in 2016. Bank loan of $40,000 with the annual interest rate of 1.5354% and a term of one year borrowed from the Hongkong and Shanghai Banking Corporation Limited (“HSBC”) was fully repaid on May 28, 2015. On June 26, 2015, the Company borrowed $55,000 with the annual interest rate of 1.23425% from the HSBC and it was fully repaid on August 26, 2015. On July 8, 2015, the Company borrowed $35,000 with the annual interest rate of 1.2311% from the HSBC and it was fully repaid on September 8, 2015. Interest rates are generally based on the banks’ usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review.

There were no banking facilities granted in 2016.

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

In February 2006, the Board of Directors approved one stock option plan which was subsequently approved by the shareholders at the 2006 annual general meeting of shareholders, with the same terms and conditions. However, the maximum number of shares to be issued pursuant to exercise of options granted was 2,000,000 shares.

In April 2016, the Board of Directors approved one stock option plan, which was subsequently approved by the shareholders at the 2016 annual general meeting of shareholders, with the same terms and conditions. However, the maximum number of shares to be issued pursuant to exercise of options granted was 3,500,000 shares.

In April 2012, the Board of Directors approved the grant of stock options to employees of the Company. The number of stock options to be granted will range from 277,000 to 831,000, which is determined by achievement of a 6% to 10% return on total shareholders’ equity as at December 31, 2011 in the 9 month period from April 1, 2012 to December 31, 2012. 415,500 and 328,500 of share options were granted and immediately vested in January 2013 and June 2014 respectively. The share based compensation expenses of $156 were booked in 2014 respectively.

In January 2015, the Board of Directors approved the extension of the exercisable period of 159,000 stock options out of 831,000 stock options included in the stock option grant which had been approved in April 2012. The exercisable period of stock options was extended by two years from April 26, 2015 to April 24, 2017. The share-based compensation expense of $170 was booked in 2015 accordingly.

In June 2015, 75,000 of share options were granted to directors and were immediately vested upon granting. The share-based compensation expense of $141 was booked in 2015 accordingly.

In April, October, November and December 2015, 776,869 share options were granted to a director and employees of the Company. The share-based compensation costs of $1,374 was booked in 2015 accordingly.

In April 2016, 130,000 share options were granted to employees of the Company and were immediately vested upon granting. The share-based compensation costs of $185 was booked in 2016 accordingly.

In July 2016, 2,610,000 share options were granted to directors and employees of the Company and were vested in five equal portions of July 2016, January 2017, January 2018, January 2019 and January 2020, respectively. The share-based compensation costs of $1,038 was booked in 2016 accordingly.

A summary of stock option activity during the three years ended December 31, 2016 is as follows:

	Number of options	Weighted average exercise price	Weighted average fair value per option
Outstanding at January 1, 2014	1,184,000	$6.26	$1.62
Granted	60,000	$8.05	$2.55
Exercised	(15,000)	$5.92	$1.87
Expired	(53,500)	$5.93	$1.68

Outstanding at December 31, 2014	1,175,500	$6.37	$1.66

Granted	851,869	$7.53	$1.78
Exercised	(600,000)	$6.66	$1.98
Expired	(296,500)	$5.60	$1.09

Outstanding at December 31, 2015	1,130,869	$7.29	$1.68

Granted	2,740,000	$5.92	$1.16
Exercised	(471,869)	$6.97	$1.31
Expired	(535,000)	$6.62	$1.49

Outstanding at December 31, 2016	2,864,000	$6.16	$1.28

Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the fiscal period in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

Details of the options outstanding at December 31, 2016 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period	Weighted remaining contractual life in months
In 2012
159,000	vested in 2014	$5.63	June 1, 2014 to April 24, 2017*	3.8
In 2014
60,000	100% vested at date of grant	$8.05	June 6, 2014 to June 5, 2017	5.2
In 2015
75,000	100% vested at date of grant	$5.33	June 5, 2015 to June 4, 2018	17.1
305,000	100% vested at date of grant	$8.00	October 30, 2015 to October 29, 2020	46.0
15,000	100% vested at date of grant	$8.00	December 1, 2015 to October 29, 2020	46.0
In 2016
150,000	100% vested at date of grant	$6.22	July 29, 2016 to July 28, 2017	6.9
310,000	vested in January 2017	$6.22	January 1, 2017 to December 31, 2017	12.0
310,000	vested in January 2018	$6.22	January 1, 2018 to December 31, 2018	24.0
310,000	vested in January 2019	$6.22	January 1, 2019 to December 31, 2019	36.0
310,000	vested in January 2020	$6.22	January 1, 2020 to December 31, 2020	48.0
172,000	100% vested at date of grant	$5.41	July 29, 2016 to July 28, 2017	6.9
172,000	vested in January 2017	$5.41	January 1, 2017 to December 31, 2017	12.0
172,000	vested in January 2018	$5.41	January 1, 2018 to December 31, 2018	24.0
172,000	vested in January 2019	$5.41	January 1, 2019 to December 31, 2019	36.0
172,000	vested in January 2020	$5.41	January 1, 2020 to December 31, 2020	48.0

*	Exercisable period modified in 2015

There was approximately $10, nil and $1,728, respectively, of unrecognized compensation expense related to non-vested stock options granted under the Company’s option plan at December 31, 2014, 2015 and 2016. The total amount of recognized compensation costs in 2014, 2015 and 2016 was $309, $1,685 and $1,223, respectively.

The total 936,000 stock options are exercisable as of December 31, 2016.

The total fair value of shares vested during fiscal years ended December 31, 2014, 2015 and 2016 was $153, $1,515 and $469, respectively.

The weighted average remaining contractual life of the stock options outstanding at December 31, 2014, 2015 and 2016 was approximately 12, 44 and 27 months, respectively. The weighted average fair value of options granted during 2014, 2015 and 2016 was $2.55, $1.78 and $1.16, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2014	2015	2016
Risk-free interest rate	0.86%	0.85% to 1.73%	0.50% to 1.24%
Expected life	3 years	3 years to 5 years	1 years to 5 years
Expected volatility	58.86%	49.50% to 55.94%	34.64% to 50.61%
Expected dividend yield	4.22%	1.35% to 2.02%	1.31% to 1.48%

(c)	Share Buy back

As of December 31, 2014, 2,669,413 common shares had been bought back from the open market at the prevailing market price under the Company’s stock repurchase program announced on May 7, 2014 and cancelled in November 28, 2014. The average repurchase price was $6.56 for share repurchase program in 2014.

As of December 31, 2015, 3,000,000 common shares had been bought back from the open market at a purchase price of $5.50 under the Company’s cash tender offer announced on April 28, 2015 and expiring on May 29, 2015 and 3,518,750 common shares had been bought back from the open market at a purchase price of $5.50 under the Company’s cash tender offer announced on August 3, 2015 and expiring on September 4, 2015.

As of December 31, 2016, 724,750 common shares had been bought back from the open market at the average purchase price of $8.47 under the Company’s shares buy-back program announced on August 22, 2016 and expiring on September 30, 2016.

The share repurchase program was conducted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934.

12.	Loss Per Share

The calculations of basic loss per share and diluted loss per share are computed as follows:

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2014
Basic loss per share	$(25,588)	44,409,526	$(0.58)

Effect of dilutive securities — Stock options		—

Diluted loss per share	$(25,588)	44,409,526	$(0.58)

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2015
Basic loss per share	$(13,158)	40,548,784	$(0.32)

Effect of dilutive securities — Stock options		—

Diluted loss per share	$(13,158)	40,548,784	$(0.32)

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2016
Basic loss per share	$(9,534)	36,672,957	$(0.26)

Effect of dilutive securities — Stock options		—

Diluted loss per share	$(9,534)	36,672,957	$(0.26)

13.	Staff Retirement Plans

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

According to the applicable laws and regulations in the PRC, the Company is required to contribute 13%-14% and 19% of the stipulated salary set by the local governments of Shenzhen and Wuxi, respectively. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in Hong Kong and the PRC amounted to $402, $149 and $167 for the years ended December 31, 2014, 2015 and 2016, respectively.

14.	Other income (expenses), net

Year ended December 31,	2014	2015	2016
Foreign exchange loss, net	$(3,690)	$(8,678)	$(8,294)
Interest income from finance lease receivable	656	303	16
Gain on disposal of idle property, plant and equipment	447	106	8
Loss from discontinued operations	(20,172)	(630)	(634)
Others	208	880	407

	$(22,551)	$(8,019)	$(8,497)

In 2014, after the final evaluation on the viability of its core operations of LCM production, the Company decided to formally discontinue its core business of LCM production in Shenzhen by the end of April 2014 due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. Upon the cessation of its LCM manufacturing business in April 2014, the Company formally transformed its core business from the engineering manufacturing services (EMS) industry to property development and management. As a result, $16,316 long-lived assets related to EMS production were reclassified to assets held for sale in 2014.

No additional long-lived asset was reclassified to assets held for sale in 2015 and 2016. Assets of $20,254 and $18,970 have been included in assets held for sale (Note 4) as at December 31, 2015 and 2016, respectively, which are expected to be sold by 2017.

Summarized financial information for the discontinued operations of the Company is as follows:

	2014	2015	2016
Net sales	53,236	—	—

Loss before income tax	(20,029)	(630)	(634)
Income tax expenses	(143)	—	—

Loss from discontinued operations, net of income tax	(20,172)	(630)	(634)

Prepaid expenses and other receivables		106	74

Total assets		106	74

Accrued expenses and other payables		160	121

Total liabilities		160	121

Net liabilities of discontinued operations		(54)	(47)

15.	Income Taxes

The components of income before income tax are as follows:

Year ended December 31,	2014	2015	2016
PRC, excluding Hong Kong	$(19,360)	$(577)	$(2,106)
Hong Kong and other jurisdictions	(6,228)	(12,581)	(7,428)

	$(25,588)	$(13,158)	$(9,534)

The Company’s income is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below. Under the current BVI law, NTHL is not subject to profit tax in the BVI. However, it may be subject to Hong Kong income taxes as described below if it has income earned in or derived from Hong Kong.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2014, 2015 and 2016 to the estimated income earned in or derived from Hong Kong during the respective years, if applicable.

The provision for current income taxes of the subsidiaries operating in PRC has been calculated by applying the rate of taxation of 25% for the years ended December 31, 2014, 2015 and 2016.

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5%, commencing on January 1, 2008, when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. For the years ended December 31, 2014, 2015 and 2016, there was no income tax expense for the 5% dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries. In line with management’s decision to change the core business, management decided to retain the undistributed earnings in the PRC.

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

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, during the years ended December 31, 2014, 2015 and 2016, there were no interest and penalties related to uncertain tax positions, and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2014 to 2016 may be subject to examination by the PRC and Hong Kong tax authorities.

Tax Disputes with Hong Kong Inland Revenue Department

Since the fourth quarter of 2007, several of the Company’s inactive subsidiaries have been involved in tax disputes relating to tax years 1996 and later years with the Inland Revenue Department of Hong Kong, or HKIRD, the income tax authority of the Hong Kong Government. These disputes are discussed sequentially below.

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

(d) On November 17, 2016, HKIRD issued a latest demand letter to NTGM demanding total payment of $1,098. NTGM is a limited liability company incorporated in Hong Kong. NTGM had a net deficit position as of December 31, 2016 and the Company has no funding obligation towards NTGM. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the consolidated financial statements of the Company.

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

(d) On June 21, 2016, HKIRD issued a demand letter to NTT demanding total payment of $392. NTT is a limited liability company incorporated in Hong Kong. NTT had a net deficit position as of December 31, 2016 and the Company has no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the consolidated financial statements of the Company.

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

(5)	Notices of Alleged Personal Liability for Additional Taxes Against Former Directors and Officers for Signing NTTC’s Tax Returns

In addition to the legal cases against the inactive or dormant subsidiaries of the Company discussed above, in January 2011, the HKIRD issued two Notices of intention to assess additional taxes separately and personally against two former directors and officers of NTTC in the amounts of approximately $1,540 for the taxable years 1996/1997 and 1999/2000 and $667 for the taxable year 1997/1998 (“the Notices”). The taxable years involved in the controversy date from 20 years ago and initial advice received from the Company’s tax advisor is that it is very rare for tax authorities to seek to attach personal liability on directors in this situation. The two former directors and officers to whom the Notices have been directed signed the tax returns for and on behalf of NTTC and the HKIRD has by its Notices sought to hold them personally liable for additional taxes (by way of penalty) purportedly on the basis that the relevant tax returns of NTTC were incorrect and contained omissions and understatements in violation of the Inland Revenue Ordinance, the governing tax law of Hong Kong.

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

The two former directors lodged an appeal to the Board of Review of the HKIRD (the “BOR”) against the Assessment Notices (the “BOR Appeal”) on May 24, 2013.

On May 27, 2013, according to Company Indemnity Policy, the Company paid on behalf of the two former directors the additional tax as required under the Assessment Notices.

On January 9, 2017, the BOR handed down the decision that one of the director is ordered to pay 140% of the original amount of tax assessed, while the other is order to pay 90%. Both penalties are subject to compound tax calculated monthly since the original due date (up to a ceiling of 300% of the original assessed amounts).

On February 9, 2017, the Company lodged an appeal to the BOR decision and the Commissioner filed opposition statements to our appeal on February 22, 2017.

At this time, Nam Tai is unable to assess if the appeal would be accepted or successful. However, Nam Tai plans to continue to defend this matter vigorously for its former directors and officers and may be required to indemnify them.

Nam Tai maintains a Directors’ and Officers’ Liability Insurance for certain claims or liabilities that may arise by reason of the status or service of its directors and officers (“the Policy”). Nam Tai has informed the insurance carriers of the Policy about the HKIRD’s Notices against NTTC’s two former directors. So far, the insurance carriers have raised no objection to the Notices constituting a claim under the terms of the Policy and have reimbursed Nam Tai for the legal costs and other expenses incurred by Nam Tai for defending the Notices. After the Additional Assessment Notices had been issued, the Insurers were informed of the same. The Insurers refused to reimburse for the additional tax under the Additional Assessment Notices and the associated legal costs and expenses incurred in both the BOR Appeal and an appeal to the Court of Appeal of the HKIRD against the Assessment Notices (the “CA Appeal”). Therefore, NTP and the two former directors have commenced arbitration against the Insurers under the Policy on October 18, 2013 by issuing a Notice of Arbitration to claim for reimbursement of the additional tax and the legal costs and expenses of both the BOR Appeal and the CA Appeal. The insurers filed their Response to Notice of Arbitration on December 24, 2013. All arbitrators have been appointed and the Arbitration hearing was heard from July 20 to July 24, 2015. On December 28 2015, the Company has been updated by its external legal counsel that the Partial Final Award on Costs & Final Award on Interest have been granted. Furthermore, the Tribunal in the Partial award on cost held that Nam Tai has to pay for the respondents’ costs for the period from February 11, 2014 up to the date of the award. On May 16, 2016, we accepted the insurers’ offer of approximately $819 for the respective cost, and the parties’ cost have now been settled.

Accordingly, no provision has been made regarding these assessments in Nam Tai’s consolidated financial statements.

The Company’s deferred tax assets and liabilities as of December 31, 2015 and 2016 are attributable to the following:

December 31,	2015	2016
Net operating losses	$6,609	$4,678
Property, plant and equipment	123	637

Total deferred tax assets	6,732	5,315
Less: valuation allowance	(6,732)	(5,315)

Deferred tax assets	—	—

Net deferred tax assets	$—	$—

Movement of valuation allowance:

December 31,	2014	2015	2016
At beginning of the year	$5,960	$10,125	$6,732
Current year addition (deduction)	4,165	(3,393)	(1,417)

At end of the year	$10,125	$6,732	$5,315

The valuation allowance as of December 31, 2014, 2015 and 2016 was related principally to deferred tax assets generated by net operating losses carried forward that, in the judgment of management, more likely than not will not be realized. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences become deductible. During the year ended December 31, 2014, the movement of the valuation allowance was $4,165 which included $307 from continuing operations and $3,858 from discontinued operations. During the years ended December 31, 2015 and 2016, the movement of the valuation allowance was $3,393 and $1,417, respectively, derived from the taxable profit of continuing operations.

As of December 31, 2014, 2015 and 2016 the Company had net operating losses of $23,289, $29,057 and $19,842, respectively, which may be carried forward indefinitely. As of December 31, 2016, the Company had net operating losses from operations of $3,571, $11,872, $557 and $516, which will expire in the years ending December 31, 2017, 2019, 2020 and 2021, respectively.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the loss before income taxes in the consolidated statements of comprehensive income is as follows:

Year ended December 31,	2014	2015	2016
Loss before income taxes	$(25,588)	$(13,158)	$(9,534)
PRC tax rate	25%	25%	25%
Tax loss (income tax expense) at PRC tax rate on income before income tax	$6,397	$3,289	$2,383
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(694)	(478)	(130)
Change in valuation allowance	(307)	3,393	1,417
Reversal of tax loss cannot be recoverable in future	—	—	(1,664)
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Non-deductible and non-taxable items	(471)	(6,335)	(2,893)
Loss from discontinued operations and others	(4,925)	131	887

Income tax (expense) credit	$—	$—	$—

No income tax arose in the United States of America in any of the periods presented.

16.	Commitments and Contingencies

(a)	Commitments

The contractual obligations of the Company, including purchase commitments under non-cancelable arrangements as of December 31, 2016, are summarized below. The Company does not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments due by period
	Total	2017	2018	2019
Contractual Obligations
Capital commitments	6,834	4,311	1,047	1,476

Total	$6,834	$4,311	$1,047	$1,476

(b)	Significant legal proceedings

Other than as disclosed in Note 15, there is no other significant legal proceeding as of December 31, 2016.

17.	Operating leases as lessor

On March 25, 2014, the Company entered into an operating lease agreement to lease out certain of its buildings located in Shenzhen. The lease term is 3 years from May 1, 2014 to April 30, 2017. On March 21, 2016, the lease term is extended for six months to October 31, 2017. The minimum lease payments to be received in the next year are detailed in Note 5.

18.	Segment Information

There was no segment information to be disclosed for the years of 2014, 2015 and 2016.

A summary of net income (loss) and long-lived assets by geographical areas is as follows:

Year ended December 31,	2014	2015	2016
Operation income from property within:
- PRC, excluding Hong Kong:	$2,341	$2,978	$2,508

Net loss within:
- PRC, excluding Hong Kong	$(19,360)	$(577)	$(2,106)
- Hong Kong	(6,228)	(12,581)	(7,428)

Total net loss	$(25,588)	$(13,158)	$(9,534)

As of December 31,	2015	2016
Long-lived assets by geographical area:
- Real estate properties under development in PRC, excluding Hong Kong	$35,298	$37,779
- Property, plant and equipment in PRC, excluding Hong Kong	129	507
- Hong Kong	3,457	3,228

Total long-lived assets	$38,884	$41,514

19.	Employee Severance Benefits

After the final evaluation on the viability of its core business of LCM production, the Company decided to discontinue its core business of LCM production in Shenzhen by the end of April 2014 due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. The employee severance benefits in 2014 amounted to $103, which were recorded as general and administrative expenses and $92 were recorded in loss from discontinued operations. The balance of the employee severance benefits of $104 as at December 31, 2014 was paid in 2015. No additional employee severance benefit was recorded in 2015 and 2016.

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year ended December 31,
	2014	2015	2016
General and administrative expenses*	$(715)	$(6,579)	$(2,064)
Other expenses, net	(135,374)	(8,204)	(25,794)
Interest income	4,732	3,856	4,179
Interest expenses	(61)	(360)	—

Loss before income tax	(131,418)	(11,287)	(23,679)
Income tax expenses	—	—	—

Loss before share of net profits of subsidiaries, net of income tax	(131,418)	(11,287)	(23,679)
Share of net profit (losses) subsidiaries, net of income tax	105,830	(1,871)	14,145

Net loss	$(25,588)	$(13,158)	$(9,534)
Other comprehensive income	—	—	—

Comprehensive loss	$(25,588)	$(13,158)	$(9,534)

* Amount of share-based compensation expense included in general and administrative expenses	$309	$1,685	$1,223

SCHEDULE 1

NAM TAI PROPERTY INC.

BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$31,387	$51,795
Short term investments	48,752	88,399
Prepaid expenses and other receivables	2,566	3,513
Amounts due from subsidiaries	153,463	—

Total current assets	236,168	143,707
Property, plant and equipment, net	3,457	3,228
Investments in subsidiaries	228,257	234,666

Total assets	$467,882	$381,601

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$1,409	$90
Dividend payable	2,936	10,205
Amounts due to subsidiaries	157,347	20,652

Total current liabilities	161,692	30,947
Long term loan	40,625	114,308

Total liabilities	$202,317	$145,255

Shareholders’ equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 36,699,572 and 36,446,691 shares as at December 31, 2015 and 2016, respectively)	367	364
Additional paid-in capital	243,280	241,536
Retained earnings	26,343	6,607
Accumulated other comprehensive loss	(4,425)	(12,161)

Total shareholders’ equity	265,565	236,346

Total liabilities and shareholders’ equity	$467,882	$381,601

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2014	45,272,735	$453	$291,731	$71,214	$(8)	$363,390
Shares issued on exercise of options	15,000	—	89	—	—	89
Cancellation of shares	(2,669,413)	(27)	(17,853)	—	—	(17,880)
Stock-based compensation expenses	—	—	309	—	—	309
Net loss	—	—	—	(25,588)	—	(25,588)
Cash dividends declared ($0.08 per share)	—	—	—	(3,409)	—	(3,409)
Cash dividends reversal	—	—	—	41	—	41

Balance at December 31, 2014	42,618,322	$426	$274,276	$42,258	$(8)	$316,952

Shares issued on exercise of options	600,000	6	3,990	—	—	3,996
Cancellation of shares	(6,518,750)	(65)	(36,671)	—	—	(36,736)
Stock-based compensation expenses			1,685			1,685
Net loss	—	—	—	(13,158)	—	(13,158)
Cash dividends declared ($0.08 per share)	—	—	—	(2,936)	—	(2,936)
Cash dividends reversal	—	—	—	179	—	179
Accumulated other comprehensive loss	—	—	—	—	(4,417)	(4,417)

Balance at December 31, 2015	36,699,572	$367	$243,280	$26,343	$(4,425)	$265,565

Shares issued on exercise of options	471,869	4	3,284	—	—	3,288
Cancellation of shares	(724,750)	(7)	(6,251)	—	—	(6,258)
Stock-based compensation expenses			1,223			1,223
Net loss	—	—	—	(9,534)	—	(9,534)
Cash dividends declared ($0.28 per share)	—	—	—	(10,205)	—	(10,205)
Cash dividends reversal	—	—	—	3	—	3
Accumulated other comprehensive loss	—	—	—	—	(7,736)	(7,736)

Balance at December 31, 2016	36,446,691	$364	$241,536	$6,607	$(12,161)	$236,346

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2014	2015	2016
Cash flows from operating activities:
Net loss	$(25,588)	$(13,158)	$(9,534)
Adjustments to reconcile net loss to net cash provided by operating activities:
Share of net (profits) losses of subsidiaries, net of taxes	(105,830)	1,871	(14,145)
Depreciation	—	237	229
Unrealized exchange loss	—	—	3,370
Share-based compensation expenses	309	1,685	1,223
Loss on waiving amount due from a subsidiary	—	—	17,800
Cancellation of loan and interest owing by subsidiary	133,354	—	—
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other receivables	(1,197)	1,460	(944)
Increase (decrease) in accrued expenses and other payables	53	496	(1,319)

Net cash provided by (used in) operating activities	$1,101	$(7,409)	$(3,320)

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(1)	—
(Increase) decrease in short term investment	(8,530)	24,753	(39,647)
Decrease (increase) in amounts due from subsidiaries	4,046	(6,742)	(1,032)

Net cash (used in) provided by investing activities	$(4,484)	$18,010	$(40,679)

Cash flows from financing activities:
Proceeds from a long term loan of a subsidiary	—	40,625	73,683
Proceeds from short term bank borrowing	40,000	92,432	—
Repayment of short term bank borrowing	—	(132,432)	—
Share repurchase program	(17,561)	(36,704)	(6,258)
Dividend paid	(3,581)	(3,230)	(2,936)
Proceeds from options exercise	89	3,996	3,288

Net cash provided by (used in) financing activities	$18,947	$(35,313)	$67,777

Net increase (decrease) in cash and cash equivalents	15,564	(24,712)	23,778
Cash and cash equivalents at beginning of year	40,535	56,099	31,387
Effect of exchange rate changes on cash and cash equivalents	—	—	(3,370)

Cash and cash equivalents at end of year	$56,099	$31,387	$51,795

SCHEDULE 1

NAM TAI PROPERTY INC.

NOTE TO SCHEDULE 1

(in thousands of U.S. dollars)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2016, $347,417 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2014, 2015 and 2016.

During the years ended December 31, 2014, 2015 and 2016, no cash dividend was declared and paid by subsidiaries to the Company.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit No.	Exhibit

1.1	Memorandum and Articles of Association, as amended and restated effective on December 5, 2007 (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-A/A filed with the SEC on December 13, 2007).

4.1	2006 Stock Option Plan of Nam Tai Property Inc., adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

4.2	Amendment to 2006 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

4.3	Amended 2001 Option Plan of Nam Tai Property Inc. dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

4.4	Amendment to 2001 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

4.5	2016 Stock Option Plan of Nam Tai Property Inc., adopted April 22, 2016 and approved on June 3, 2016 (incorporated by reference to Annex A of Company’s Form 6-K furnished to the SEC on May 5, 2016).

8.1	Diagram of Company’s subsidiaries at December 31, 2016. See the diagram following page 14 of this Report.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm—Moore Stephens CPA Limited.

101	Financial information of the registrant for the year ended December 31, 2016 formatted in eXtensible Business Reporting Language (XBRL)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 10, 2017

NAM TAI PROPERTY INC.

By:	/s/ M. K. Koo
Name:	Koo Ming Kown
Title:	Chief Financial Officer