Form 20-F
period 2017-12-31
NAM TAI PROPERTY INC.
filed 2018-03-09
CIK 829365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Nam Tai Estate, No. 2, Namtai Road, Gushu Community, Xixiang Township,

Baoan District, Shenzhen City, Guangdong Province, People’s Republic of China

(Address of principal executive offices)

Julian Lin, President

Tel: (86755) 2749-0666

Fax: (86755) 2747-2636

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

None.

As of December 31, 2017 there were 37,551,191 common shares of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes     ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.. See definition of large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐  Yes    ☐  No

i

NOTE REGARDING USE OF FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Report”) contains forward-looking statements. Words such as “aim”, “anticipate”, “believe”, “consider”, “continue”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “plan”, “potential”, “predict”, “project”, “propose”, “seek”, “can”, “could”, “may”, “might”, “will”, “would”, “shall”, “should”, and the negative forms of these words and other similar expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, and the effects of future regulation and the effects of competition. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. These statements are subject to many important factors, certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled “Risk Factors” under ITEM 3. Key Information.

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

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected consolidated statements of income data for each of the three years in the period ended December 31, 2017 and the consolidated balance sheets data as of December 31, 2016 and 2017 are derived from our consolidated financial statements and notes thereto included in this Report. The selected consolidated statements of comprehensive income data for each of the two-year periods ended December 31, 2013 and 2014 and the consolidated balance sheets data as of December 31, 2013, 2014 and 2015 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled ITEM 5. Operating and Financial Review and Prospects and our consolidated financial statements including the related footnotes which are included in the F pages of this Report immediately following page 76.

Selected Financial Information

	Year ended December 31,
Consolidated statements of comprehensive income data(1):	2013	2014	2015	2016	2017
	(in thousands, except per share data)
Operation income	$136	$2,341	$2,978	$2,508	$1,851
Operation expenses	(68)	(1,073)	(1,949)	(740)	—
Net operation income	68	1,268	1,029	1,768	1,851
Cost and expenses:
General and administrative expenses	(7,465)	(13,417)	(13,862)	(8,359)	(9,450)
Operating loss	(7,397)	(12,149)	(12,833)	(6,591)	(7,599)
Other income (expenses), net	1,377	(22,551)	(8,019)	(8,497)	8,495
Interest income	4,939	9,173	8,054	5,554	7,621
Interest expenses	—	(61)	(360)	—	—
Write off of demolished building	—	—	—	—	(4,573)
(Loss) income before income tax	(1,081)	(25,588)	(13,158)	(9,534)	3,944
Income tax recovery	1,378	—	—	—	—
Consolidated net income (loss)	297	(25,588)	(13,158)	(9,534)	3,944
Other comprehensive income
Foreign currency translation adjustment	—	—	(4,417)	(7,736)	6,311
Consolidated comprehensive income (loss)	297	(25,588)	(17,575)	(17,270)	10,255
Earnings per share:
Basic net earnings (loss) per share	$0.01	$(0.58)	$(0.32)	$(0.26)	$0.11
Diluted net earnings (loss) per share	$0.01	$(0.58)	$(0.32)	$(0.26)	$0.11

Consolidated balance sheet data:	2013	2014	2015	2016	2017
	(in thousands, except per share data)
Cash and cash equivalents	68,707	212,760	157,371	94,558	165,173
Short term investments	201,565	85,295	49,983	89,624	—
Working capital(2)	316,478	280,159	226,568	194,731	152,554
Land use rights, property, plant and equipment, net and real estate properties under development, net	41,818	35,590	38,884	41,514	89,436
Total assets	494,419	367,753	271,480	248,801	262,077
Short term debts	—	40,000	—	—	—
Total shareholders’ equity	363,390	316,952	265,565	236,346	244,358
Common shares	453	426	367	364	376
Total dividend per share(3)	0.08	0.08	0.08	0.28	0.28
Total number of common shares issued	45,273	42,618	36,700	36,447	37,551

Notes:

(1)	The Company’s consolidated statements of comprehensive income for 2013 have been adjusted according to the reclassified profit and loss resulting from discontinued operations.
(2)	Working Capital represents the excess of current assets over current liabilities.
(3)

For 2013, 2014, 2015, 2016 and 2017, the Company declared a dividend payable quarterly in 2014, 2015, 2016, 2017 and 2018, respectively. See the table entitled “Dividends declared for 2018” in ITEM 8. Financial Information – Dividends on page 62 of this Report for the schedule of dividend payments for 2018.

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

Risks Related to Our Business

We might not regain profitability for several years, if ever.

We are owner and developer of research and development parks. In April 2014, we ceased our core liquid crystal display modules (LCM) production business, changed our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc. and switched our business focus to the redevelopment of two parcels of land in Shenzhen, China, which formerly housed our manufacturing facilities, into high-end research and development complexes. We have named these property development projects in Guangming and Gushu, Shenzhen, “Nam Tai Inno Park” and “Nam Tai Inno City”, respectively. Upon the completion of the development, we will be the landlord and manager of these research and development complexes, and our core business will then become property development and management. During this development transition period, all overhead expenses, development costs and dividend distributions will be funded from our interest income and rental income together with our cash on hand and bank facilities. Subsequently, we believe that we will derive our principal income in the future from the rental income generated through these commercial complexes. As each of these projects may take around four to seven years to complete and we have no other source of significant income during this period, we do not anticipate that we will be profitable until at least the completion of these two projects.

We might not be able to carry all of our operating losses forward.

Our operating activities in the short term will consist principally of capitalized project investments. While certain operating losses may be carried forward as tax credits in future years; if there are changes in the relevant PRC tax policy with respect to the real estate industry, our forecasted profits in the future may also be affected.

Our business is largely affected by the general level of activity and growth in Shenzhen, China.

We mainly operate in the city of Shenzhen, China, and as a result, the continuous growth and development of Shenzhen and the surrounding Pearl River Delta are paramount to our business and future prospects. The infrastructure development of Shenzhen city is implemented in accordance with a city development plan that is subject to change from time to time. We have little or no influence over the development plan of the area. We cannot assure you that the infrastructure development plan will be effectively carried out as contemplated, or that the vision of Shenzhen city as the next technological development center in China will eventually be realized. Completion of the ongoing public transport infrastructure projects expected to benefit the development of Shenzhen city may be substantially delayed, or future planned infrastructure projects may be postponed indefinitely or cancelled. We cannot assure you that the drivers expected to facilitate Shenzhen’s development and also underlie our business strategies may eventually materialize, such as the continuous growth of the research and development business that is expected to increase the demand for our space, once operational. Many other factors can also affect the development of Shenzhen, including the state of the national and regional economies in China, changes in government policies leading to changes in market conditions, and political and social developments that may translate into project execution difficulties. In the event that our Nam Tai Inno Park and Nam Tai Inno City projects do not develop as we planned and envisioned, there will be material and adverse effect on our business and prospects.

A slow-down of economic growth in China may adversely affect our growth and financial performance.

Our business is sensitive to the current China economic downturn. In recent years, the PRC economy has seen a slowdown related to the international financial crisis in 2008, and a slower growth since then. For 2018, China’s economic conditions remain uncertain and unpredictable. With the government lowering economic growth targets, there are forecasts predicting a further significant slowdown.

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

Our income will continue to drop due to the decrease in interest income from our deposits as well as the cessation of rental income upon expiration of the lease agreement that rented out our Gushu property in October 2017.

We currently derive a majority of our income from interest and rental income. The rates of interest receivable on our PRC time deposits are adjustable based on the range of 0% to 43% of the People’s Bank of China (PBOC) benchmark rate, which fluctuates from time to time. The PBOC benchmark rate for a seven days’ notice deposit was 1.35% as of December 31, 2017. As of December 31, 2017, the principal amount of our aggregate outstanding time deposits was $166.1 million. A hypothetical 1% decrease in annual interest rates would decrease our interest income by $1.7 million based on our deposit level at December 31, 2017. Since 2017, we have seen a stabilizing trend for the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the PBOC to keep Renminbi-denominated official time deposit interest rates in China at a low level throughout 2018, which in turn would keep our interest income low. This lower interest rate environment will be compounded as a result of our rental income ceasing following the expiration of the lease agreement in October 2017 that rented out our existing manufacturing facilities of approximately 48,422 square meters in Gushu, Shenzhen. We will continue to expect operating losses in 2018 and beyond.

We may encounter difficulties in transforming our core business, which could adversely affect our growth and business prospects.

We are a property development and management company located in Shenzhen, China. Prior to becoming a property development and management company, we were an electronic manufacturing service (EMS) company. In April 2014, we ceased our LCM manufacturing business and switched our business focus to the redevelopment of two parcels of land in Gushu and Guangming, Shenzhen, China, which formerly housed our manufacturing facilities into high-end commercial complexes designated as “Nam Tai Inno City” and “Nam Tai Inno Park”, respectively.

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

•	we face intense competition from real estate developers that have been operating in this business for years;
•	our experience and expertise gained from our EMS business may not be highly relevant or applicable to the real estate development and management business; and
•	we may not be able to generate enough revenues to offset our costs in our real estate development and management business.

If we are not successful in the development of our two property development projects, our growth, business, financial condition and results of operations could be adversely affected.

We have a comparatively limited track record in the real estate development business and cannot guarantee our continued success.

In contrast to our 30 years of experience in the electronic manufacturing industry, we entered the real estate development business relatively recently. Nam Tai Inno Park and Nam Tai Inno City represent our first two projects. Given that the real estate development business in China is highly competitive and dominated by several large, experienced real estate developers, our limited track record may impact our ability to continue our real estate development business successfully. In addition, the success of our real estate development business will depend upon our ability to:

•	complete construction of our self-developed properties on time and within estimated budgets;
•	obtain, on a timely basis, all approvals necessary to develop and operate our properties;
•	develop properties in locations that are desirable to prospective tenants;

•	accurately anticipate the requirements of prospective tenants; and;
•	respond to dynamic market conditions.

Our ability to manage these risks will directly impact the success of our real estate development business and, our failure to do so could adversely impact our overall financial condition, results and cash flows.

Our margins may be affected by increases in our operating and other expenses.

Our operations may be subject to increases in operating and other expenses due to a number of factors including, but not limited to, any of the following:

•	increases in raw material prices;
•	increases in labor costs;
•	increases in construction costs;
•	increases in the rate of inflation;
•	changes in laws, regulations or government policies that increase the cost of compliance with such laws, regulations or policies;
•	increases in insurance premiums;
•	increases in customs duties, business taxes, property taxes and other statutory changes;
•	adverse changes in the cost of existing and future debt financing; and
•	other unanticipated circumstances or cost increases.

Any increase in the above operating and other expenses would have an adverse effect on our cash flows. Furthermore, any sustained increases in our operating and other expenses could result in all or a portion of our operations becoming unprofitable, thereby resulting in an adverse effect on our business, financial condition and results of operation.

Our timely and cost-effective development of projects is dependent on various factors outside of our control.

Our future financial performance may be significantly affected by factors outside of our control that limit our ability to successfully finance and complete current and future projects, including construction and real estate development projects, in a cost-effective manner. We may invest significant resources in a project that might not be commercially viable due to changes in government policies. We might not obtain governmental approvals and permits within the necessary time limits, and projects might not be completed on schedule and within budget. Project development and construction may also be adversely affected by many other factors, including shortages of materials, machinery malfunction, labor disputes involving us or our subcontractors, construction accidents, adverse weather conditions, RMB value depreciation, natural disasters, changes in laws, government policies or priorities and other unforeseen problems or circumstances that we might not have control over. Any of these factors could result in planned projects being delayed or cancelled or current projects being delayed or incurring cost overruns, which may adversely affect our margins. This may also result in sales and resulting profits from a particular development not being recognized in the year originally expected, which could adversely affect our results of operations for that year. Further, our failure to complete the construction of a project in accordance with the planned specifications or on schedule may result in contractual liabilities to purchasers and lower returns. The occurrence of any such events may adversely affect our business, financial condition and results of operations.

We may not have adequate financing, whether through bank loans or other arrangements, to fund our currently planned or future property developments, and such capital resources may not be available on commercially reasonable terms, or at all.

Property development is capital intensive and we require significant capital resources to fund our existing and future construction and real estate development activities. Our ability to finance our capital expenditure plans is subject to a number of risks, contingencies and other factors, some of which are beyond our control. To the extent that our funding requirements exceed our financial resources, we may be required to seek additional debt or equity financing or to defer planned expenditures. As of December 31, 2017, we have a total cash balance of $165.2 million and no debt. We plan to finance our property developments using our interest income together with our cash on hand and bank facilities. With our current cash position, we believe our financial position remains sufficient to fund the initial stages of these property development projects through 2018. While our cash on hand is expected to drop continuously, most of the expenses to be incurred are expected to be for project development, which will be capitalized as real estate properties under development (non-current asset) on our balance sheet. To address any potential shortage of funds beyond 2018, we will consider utilizing banking facilities or issuing debt securities to raise funds. We cannot assure you that banks or other lenders will grant us sufficient financing in the future on favorable terms or at all. There are certain PRC laws and regulations that not only govern financing policies of PRC financial institutions with respect to the property development sector but impose more stringent requirements on banks in terms of providing loans to property development enterprises, and it is possible that the PRC government may decide to further tighten such restrictions. These property-related financing policies may limit our ability and flexibility to use bank borrowings to finance our property development projects, thereby causing us to maintain a relatively higher level of internally generated cash to serve our funding needs. If our financing measures are not successful, we may face liquidity and other financial risks, which could materially impair any property development efforts.

Furthermore, any adverse developments in the international equity capital or credit markets could be a barrier for us to raise additional financing and could increase the overall cost of our funds. We may also require additional financing to fund day-to-day operations and debt service payments. Additional financing, when needed, might not be available on acceptable terms, or at all. Our incurrence of additional debt would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets that may restrict our operations. Without the required financing, we might not be able to continue our operations, implement our planned projects, hire, train and retain employees or respond to competitive pressures. The lack of adequate funding facilities on acceptable terms, or at all, may adversely affect our ability to fund the development and expansion of our business. Our inability to obtain sufficient funding to support our operations or development strategies could have an adverse effect on our business, financial condition and results of operations.

We may fail to obtain, or experience material delays in obtaining, requisite licenses, certificates, permits or governmental approvals for our property developments, and as a result our development plans, business, results of operations and financial condition may be materially and adversely affected.

As owner/developer, we face various execution risks that may adversely affect our revenue and operations. Property development in the PRC is heavily regulated, long and complicated process, generally requiring large amounts of capital and involving numerous parties, including designers, construction material suppliers, contractors, developers and individual consumers. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. At various stages of our property development projects, we are required to obtain and maintain certain licenses, certificates, permits and governmental approvals, including, but not limited to, qualification certificates, land use rights certificates, land use permits, construction planning permits, construction permits, pre-sale permits, construction acceptance certificates and property ownership certificates. Before the government authorities issue any license, certificate or permit, we must also satisfy specific conditions and requirements. We cannot assure you that we will not encounter other material delays or difficulties in fulfilling the necessary conditions to obtain all necessary licenses, certificates or permits for our property developments in a timely manner, or at all, in the future. The progress and costs of a property development project can also be adversely affected by many factors beyond delays in obtaining necessary licenses, permits, certificates or approvals from government agencies or authorities, including shortages of materials, equipment, contractors and skilled labor, labor disputes, construction accidents, natural catastrophes, adverse weather conditions, and changes in government policies. Construction delays, cost overruns, or failure to complete and deliver a property development project on schedule and in accordance with specifications due to any or all of the above factors may affect our business, financial condition and results of operations and may also cause reputational damage. Also, we might not be able to adapt to new PRC land policies that may come into effect from time to time with respect to the property development industry. Any failure to obtain the necessary licenses, certificates, permits and approvals may result in us not being able to continue with our development plans, which may then materially adversely affect our business, results of operations and financial condition. There can be no assurance that we will not experience any significant delays in completion or delivery of any of our property development projects, or that we will not be subject to any contractual liabilities for any such delays. Moreover, if the design or construction of a property development fails to meet applicable requirements, our revenues could be adversely affected. Claims that we have failed to produce property developments of sufficient quality could result in our involvement in legal disputes, which in turn could have an adverse effect on our business and results of operation.

We may be unable to complete our property developments on time or at all.

The progress and costs for a development project can be adversely affected by many factors, including, without limitation:

•	delays in obtaining necessary licenses, certificates, permits or approvals from government agencies or authorities;
•	shortage of materials, equipment, contractors and skilled labor or increased labor or raw material costs;
•	failure by our third-party contractors to comply with our designs, specifications or standards;
•	onsite labor disputes or work accidents; and
•	natural catastrophes or adverse weather conditions, including strong winds, storms, floods, and earthquakes.

Any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property leasing timetable, which could adversely affect our revenues, cash flows and our reputation. We may also be penalized if we fail to complete our projects on time as agreed with the local planning activities.

Increases in the price of raw materials or labor costs and the fluctuation of real estate prices in China, generally, and in Shenzhen, particularly, may increase our cost of sales and reduce our revenues and earnings.

We depend on our suppliers to provide us with sufficient quantities of raw materials such as steel, cement, sand, ballast and timber at acceptable prices and in a timely manner. As we are a new comer to the real estate development industry, we do not have long-term relationships with these suppliers and typically engage them only on a per project basis. Our project-specific supply contracts usually last only as long as the life of the individual project and we have not identified any other project for development beyond Nam Tai Inno Park and Nam Tai Inno City. As such, during times of short supply or price hikes, we may have to pay significantly higher prices to obtain sufficient raw materials or locate alternative suppliers. We have not entered into any raw materials hedging contracts. We also need raw materials of acceptable quality to maintain the quality of our work. Any failure to obtain adequate raw materials, or failure to do so on commercially acceptable terms and in a timely manner, could interfere with our operations and adversely affect the results of our operations. Our future revenues and earnings from leasing or selling properties are subject to the fluctuation of the real estate prices in China, particularly in Shenzhen. We may encounter substantial cost increases, cost overruns or delays in connection with the future development of our projects.

Our construction business, financial condition and results of operations may be affected by adverse weather conditions and natural disasters.

Adverse weather conditions, such as typhoons, flooding and heavy or sustained rainfall and natural disasters such as earthquakes, landslides or mudslides, may prevent us from conducting our construction activities or otherwise affect our productivity, preventing us from completing our project development on schedule, delaying our receipt of payment and possibly causing us to incur increased operating expenses. Unusually severe, intense or non-seasonal weather conditions could therefore have an adverse effect on our business, financial condition and results of operations.

We face competition from developers in close proximity.

As we seek to grow our real estate portfolio by developing more of our own projects, including Nam Tai Inno Park and Nam Tai Inno City, income from these projects will become an increasingly important contributor to our revenue going forward. The success of our sales and leasing strategies for our properties, however, is not assured. An increase in the number of competing properties by developers in close proximity could increase competition for purchasers and tenants, and force us to reduce rent or sale prices or incur additional costs to make our properties more attractive. Moreover, competition among real estate developers may result in an increase in costs or a shortage of raw materials, an oversupply of properties, an inability to sell such properties, or an increase in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business, financial condition and results of operations. If we cannot remain competitive against other property developers in the areas in which our properties are situated, our profitability and prospects could be adversely affected.

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

The appraised values of our properties may be different from the actual realizable value and are subject to change.

The appraised values of our properties made available by us on our website were prepared by Savills, Cushman & Wakefield and Jones Lang LaSalle as real estate feasibility studies that are based on multiple assumptions containing elements of subjectivity and uncertainty, including, among other things, that:

•	we will complete development projects on time;
•	we have obtained or will obtain on a timely basis all approvals from regulators necessary for the development of the projects; and
•	we have obtained valid land titles to the development projects.

As a result, the appraised values of our properties may differ materially from the price we could receive in an actual lease or sale of the properties in the market and should not be taken as their actual realizable value or a forecast of their realizable value. Unforeseeable changes to our development of the property projects, as well as national and local economic conditions, may affect the value of our properties. In particular, the valuation of our properties could stagnate or even decrease if the market for comparable properties in Shenzhen, China experiences a downturn whether as a result of Government policies directed to the property sector or otherwise.

Information contained in or that can be accessed through the website mentioned in this Report does not form part of this Report.

We may be required to write down our long-lived assets, which could result in a significant impairment charge that would adversely affect our operating results.

As of December 31, 2017, we had $89.4 million in long-lived assets on our balance sheet. In 2017, we also wrote down the demolished buildings on the site of Nam Tai Inno City – Phase I by $4.6 million. The valuation of our long-lived assets requires us to make assumptions about future interest income. Our assumptions are used to forecast future undiscounted cash flows. Given the current economic environment, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and we may have to record an impairment charge. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in the periods and year in which the charge is incurred.

We rely on third-party contractors.

Substantially all of our project construction and related work are outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our level of standards or specifications. Negligence, delay or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects. Moreover, the completion of our property developments may be delayed. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractors may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs.

Injury or damages to third parties may arise from construction accidents.

Risk related to injuries or damages to third parties arising from construction accidents is inherent in our business. As a policy, we require and uphold high construction safety standards within our project construction teams, in line with those set by reputable industry organizations in China. We also hold ourselves to the highest applicable safety standards and ensure all of our personnel, and require all of our subcontractors’ personnel to, comply with such safety standards through consistent training, supervision and monitoring. Notwithstanding the foregoing, third parties may claim for damages from us in the event of accidents during construction, resulting in higher costs of construction. We cannot assure you that such injuries or damages to third parties and subsequent claim for damages would not occur. Although we require our subcontractors to comply with our safety and health policies in our contracts, we cannot assure you that our subcontractors will adhere to these safety provisions at all times. We may also be subject to claims from customers or other third parties, resulting from the subsequent use of facilities and products we have constructed. If we fail to adequately protect ourselves or third parties against these potential liabilities, we could incur substantial costs, which could have an adverse effect on our business, financial condition and results of operations. Furthermore, any harm caused to third parties due to our operations could damage our reputation and relationship with regulators and other customers, which may hinder our chances to win tenders for new projects.

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location and environmental condition, the present and former uses of the site and the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally-sensitive regions or areas. Although we have received environmental assessments by the local PRC environmental to proceed with our projects, it is possible that these reviews did not reveal all environmental liabilities.

We also cannot assure you that the PRC government will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditure.

The property development business is subject to claims under statutory quality warranties.

Under PRC law, all property developers in the PRC must provide certain quality warranties for the properties they construct or sell. We will be required to provide these warranties to our tenants and customers. Generally, we receive quality warranties from our third-party contractors with respect to our property projects. If a significant number of claims were brought against us under our warranties and if we were unable to obtain reimbursement for such claims from third-party contractors in a timely manner or at all, or if the money retained by us to cover our payment obligations under the quality warranties was not sufficient, we could incur significant expenses to resolve such claims or face delays in remedying the related defects, which could in turn harm our reputation, and materially adversely affect our business, financial condition and results of operations.

Damage to or other potential losses involving, our assets and business may not be covered by insurance

We face risks in our transition to the property development and management business. We maintain comprehensive property and liability insurance policies with coverage features and insured limits that we believe are consistent with market practice in the real estate industry in Shenzhen, China. Nonetheless, the scope of insurance coverage that we can obtain, or our ability to obtain such coverage at commercially reasonable rates, may be limited. In addition, our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay our claims. Moreover, there are certain types of losses, which are currently uninsurable in China. While we believe that our practice is in line with the general practice in the PRC property development industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which may in turn adversely affect our financial condition and results of operations. Furthermore, we generally do not maintain any business disruption insurance policies. As such, certain types of losses, generally of an unforeseen or catastrophic nature, such as fires, natural disasters, terrorist acts, the outbreak of infectious disease or any resulting losses causing disruptions to our business operations, may be uninsurable, or the required insurance premiums may be too expensive to justify obtaining insurance. In the event of a substantial loss, the insurance coverage we carry may not cover our damages, or be sufficient to pay the full market value or the replacement cost of our lost investment.

If we suffer any uninsured losses, damages or liabilities in the course of our business operations, we may not have sufficient funds to cover any such losses, damages or liabilities. Accordingly, we could lose some or all of the capital we have invested in a building or piece of land, as well as the anticipated future revenue from that building or piece of land. To the extent that we suffer losses or damages as a result of a risk for which we do not maintain insurance, or which is not covered by our insurance policies, or where the cost of the losses or damages exceeds our insurance coverage, we will have to bear such costs, which could have a material adverse effect on our business, financial results of operations and condition.

We face litigation risks and regulatory disputes in the course of our business.

In the ordinary course of our business, claims and disputes involving project owners, customers, labor subcontractors, suppliers, business partners and regulatory authorities may be brought against us and by us in connection with our contracts or business. Claims may be brought against us for alleged defective or incomplete work, liabilities for defective products, related personal injuries and death, damage to or destruction of property, breaches of warranty and late completion of the project, as well as claims relating to taxes, among others. Such claims can involve actual damages and liquidated damages. If found to be liable, we would have to incur a charge against earnings to the extent a reserve had not been established for the matter in our accounts, or to the extent the claims were not sufficiently covered by our insurance. Claims between us and our labor subcontractors and vendors may include claims similar to those described above. We may also engage in disputes with regulatory authorities on tax-related matters in connection with our business and operations. Both claims brought against us and by us, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings such that the amounts ultimately realized from claims by us could differ from the balances included in our consolidated financial statements. Such claims could therefore have an adverse impact on our business, financial condition and results of operations.

Certain information contained herein is derived from unofficial publications.

Certain information in this Report relating to the growth of the Shenzhen city, including statistics relating to the growth of its GDP and industry sectors, is derived from various government publications. Such information may not be consistent with those prepared by other independent market research within or outside of the mainland China. Such information also has not been independently verified by us.

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

Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, PRC tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the PRC government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE”, located in Shenzhen, China, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment given to our subsidiaries in the PRC as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, most domestic enterprises and FIEs are subject to a single PRC enterprise income tax rate of 25% from 2012 onwards. For information on the EIT rates as announced by the PRC’s State Council for the transition period until year 2013, please see the table in ITEM 5. Operating and Financial Review and Prospects on page 40 of this Report.

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

We may be deemed to be an investment company under the United States Investment Company Act of 1940 (the “1940 Act”), and may suffer adverse consequences as a result. Generally, the 1940 Act provides that a company is an investment company if the company (i) holds itself out as or proposes to be engaged primarily in the business of investing, reinvesting or trading in securities or (ii) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities or cash items) on an unconsolidated basis. For purposes of the foregoing test, investment securities include, among other things, securities of non-majority owned businesses.

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

We intend to continue to conduct our businesses and operations so as to avoid being deemed to be an investment company. If, nevertheless, we are deemed to be an investment company, because we are a foreign company, in the absence of a grant by SEC of an exemptive order permitting us to register under the 1940 Act, the 1940 Act would prohibit us and any person deemed to be an underwriter of our securities from offering for sale, selling or delivering after sale, in connection with a public offering, any security issued by us in the United States. Additionally, we may be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid being treated as an “investment company” as defined under the 1940 Act. We may incur significant costs and management time in this regard, which could have a significant negative impact on our results of operations.

We believe we were a passive foreign investment company for 2017 and we may be a passive foreign investment company for 2018, which could result in adverse U.S. federal income tax consequences for U.S. investors.

The determination of whether we are a passive foreign investment company, or PFIC, in any taxable year is made on an annual basis after the close of that year and depends on the composition of our income and the nature and value of our assets, including goodwill. Specifically, we will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of our gross income for such taxable year is passive income (the “PFIC income test”), or (ii) 50% or more of the value of our assets (based on an average of the quarterly values of the assets during such year) are passive assets, which generally means that they either produce passive income or are held for the production of passive income (the “PFIC asset test”).

Although not free from doubt, we believe we were a PFIC for U.S. federal income tax purposes for 2017. The PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2017 and do not plan to do so for 2018, and we cannot anticipate our market capitalization for 2018. Accordingly, we may be treated as a PFIC for 2017 under the PFIC asset test, or under the PFIC income test, or both. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2017 or in any other taxable year, U.S. investors who owned our common shares during such year generally would be subject to increased U.S. tax liabilities and reporting requirements.

Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC see “Taxation—United States Federal Income Tax Consequences” beginning on page 65 of this Report.

Changes in foreign exchange regulations of China could adversely affect our operating results.

Some of our earnings are denominated in yuan, the base unit of the RMB. The People’s Bank of China, or PBOC, and the State Administration of Foreign Exchange (“SAFE”) regulate the conversion of RMB into foreign currencies. Under the current unified floating exchange rate system, the PBOC publishes a daily exchange rate for RMB based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions may enter into foreign exchange transactions at exchange rates within an authorized range above or below the exchange rate published by the PBOC according to market conditions. Since 1996, the PRC government has issued a number of rules, regulations and notices regarding foreign exchange control designed to provide for greater convertibility of RMB. Under such regulations, any FIE must establish a “current account” and a “capital account” with a bank authorized to deal in foreign exchange. Currently, FIEs are able to exchange RMB into foreign exchange currencies at designated foreign exchange banks for settlement of current account transactions, which include payment of dividends based on the board resolutions authorizing the distribution of profits or dividends of the company concerned, without the approval of SAFE. Conversion of RMB into foreign currencies for capital account transactions, which include the receipt and payment of foreign currencies for loans and capital contributions, continues to be subject to limitations and requires the approval of SAFE. There can be no assurance that we will be able to obtain sufficient foreign currencies to make relevant payments or satisfy other foreign currency requirements in the future.

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

Our declaration and payment of dividends is not assured. Although our Board has declared dividends for 2014, 2015, 2016, 2017 and 2018, we may not declare or pay dividends thereafter.

We declared the payment of quarterly dividends of $0.02, $0.02, $0.02, $0.07 and $0.07 per share for 2014, 2015, 2016, 2017 and 2018, respectively. The payment of dividends in 2014, 2015, 2016, 2017 and 2018 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends after 2018 will be declared will depend on our future growth and earnings at each relevant period, of which there can be no assurance, and our cash flow needs for our business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2018, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all. For additional information on the dividends we declared for 2018 and historically, please see ITEM 8. Financial Information — Dividends on page 60 of this Report.

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

Under PRC law, dividends may only be paid out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises (“PRC GAAP”) less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The calculation of distributable profits under PRC GAAP differs in many respects from the calculation under U.S. GAAP. As a result, our subsidiaries in the PRC may not be able to pay a dividend in a given year as determined under U.S. GAAP. China’s tax authorities may also change the determination of income which would limit our PRC subsidiaries’ ability to pay dividends and make other distributions.

Prior to the EIT law, which became effective on January 1, 2008, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC. However, under the EIT, dividends payable to foreign investors which are derived from sources within the PRC are subject to income tax at the rate of 5% to 15% by way of withholding unless the foreign investors are companies incorporated in countries which have tax treaty agreements with the PRC and then the rate agreed by both parties will be applied. For example, under the terms of the tax treaty between Hong Kong and the PRC, which became effective in December 2006, distributions from our PRC subsidiaries to our Hong Kong subsidiary, will be subject to a withholding tax at a rate ranging from 5% to 10%, depending on the extent of ownership of equity interests held by our Hong Kong subsidiary in our PRC enterprises. As a result of this PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises will be reduced. Since we derive most of our profits from our subsidiaries in the PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, force us to reduce, or possibly eliminate, the dividends we have paid to our shareholders historically. For this reason, or other factors, we may decide not to declare dividends in the future. If we do pay dividends, we will determine the amounts when they are declared and even if we do declare dividends in the future, we may not continue them in any future period.

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

The interests of our largest shareholder may differ from the interests of other shareholders.

Based on the Schedule 13D/A filed with the SEC on December 15, 2017, Kaisa Group Holdings Ltd. (“Kaisa”) beneficially owned approximately 24.5% of our outstanding shares as of December 14, 2017. An affiliate of Kaisa, Mr. Ying Chi Kwok, also serves as our chief executive officer and executive director. Our company is mindful of protecting the interest of minority shareholders. Our corporate governance procedures, including the election of a board that comprises of majority independent directors, is set up to safeguard the interests of all shareholders, particularly our minority shareholders, and not to favor any significant shareholder. However, under most circumstances, we cannot prevent companies that are controlled by Kaisa or its affiliates from engaging in activities that may compete directly with the development of our Nam Tai Inno Park and Nam Tai Inno City projects or other activities that may have an adverse effect on our business.  Further, as shareholders, they could also influence the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including the election of directors, mergers and acquisitions, and other significant corporate actions, to the extent they are not required to abstain from voting in respect of such transactions. The interests of Kaisa and its affiliates may differ significantly from, or compete with, our interests or the interests of our other shareholders, and we cannot assure you that Kaisa and its affiliates would always exercise influence over us in a manner that is consistent with the interests of our other shareholders

We rely on the support of our key management members and Kaisa.

We have begun certain strategic cooperation with Kaisa, including hiring a number of engineers and real estate professionals from Kaisa to join the Company as officers and employees, as well as appointed one of Kaisa’s founders, Mr. Ying Chi Kwok, as an Executive Director and Chief Executive Officer of our Company together with other Kaisa affiliates Ms. Yu Zhang as our Chief Financial Officer and Ms. Xiaoxia (Shirley) Yin as our Project Director. We also expect to continue to consult with Kaisa from time to time, leveraging Kaisa’s knowledge and experience in the areas of construction and real estate development. We depend on the services provided by these key management members that have pre-existing affiliation with Kaisa. Competition for management talent is intense in the property development sector in the PRC. In particular, we are highly dependent on Mr. Kwok Ying Chi, our Executive Director and Chief Executive Officer. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors, from Kaisa or elsewhere, in a timely manner or at all, which will adversely affect our business and operations. If we cannot attract and retain suitable human resources, especially at the management level, our business and ability to complete our projects on time and within budget may be adversely affected.

Our directors, senior management and principal shareholders own a large portion of our common stock allowing them to control or substantially influence the outcome of matters requiring shareholder approval.

On January 31, 2018, members of our senior management, our Board of Directors and principal shareholders including Kaisa as a group beneficially owned approximately 44.0% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

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

Enforcement of a foreign judgment in the PRC, Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors’ rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

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

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. See reference “*” on page 52 of this Report under the heading “Compensation on an Individual Basis” for information and risks associated with disclosures we have made in this Report or may make in our proxy statements regarding compensation we have paid to our directors and senior management on an individual basis.

We face uncertainty from the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Share Transfer (“Circular 698”) released in December 2009 by China’s State Administration of Taxation (SAT), effective as of January 1, 2008.

Where a foreign investor indirectly transfers equity interests in a PRC resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that PRC resident enterprise with the relevant information within 30 days of any such transfer.

Where a foreign investor indirectly transfers equity interests in a PRC resident enterprise through the abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the tax authority has the power to re-assess the nature of the equity transfer in accordance with the “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes. “Income derived from equity transfers” as mentioned in Circular 698 refers to income derived by non-resident enterprises from direct or indirect transfers of equity interest in the PRC resident enterprises, excluding share in the PRC resident enterprises that are bought and sold openly on the stock exchange.

While the term “indirectly transfer” is not defined, we understand that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with the PRC. The relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the relevant country or jurisdiction, and the process of the disclosure to the tax authority in charge of that PRC resident enterprise. Meanwhile, there are no formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to determine if our company complies with the Circular 698.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As an NYSE listed company, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, may not be subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

PRC Regulations on Real Estate Development and Management

The PRC government regulates the real estate industry. This section summarizes the principal PRC regulations relating to our business.

We operate our business in China under a legal regime consisting of the National People’s Congress, State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and  agencies under its authority, including the Ministry of Housing and Urban-Rural Development, or the MOHURD, the Ministry of Land and Resources, or the MLR, the Ministry of Commerce, or the MOFCOM, the National Development and Reform Commission, or the NDRC, the State Administration for Industry and Commerce, or the SAIC, the State Administration of Taxation, or the SAT, and the State Administration of Foreign Exchange, or the SAFE, and their respective authorized local counterparts.

Shenzhen City Zoning Measures

Urban Planning Criteria and Standards of Shenzhen City promulgated by the People’s Government of Shenzhen City on January 1, 2014, among other things, classifies zoning of land. “M” stands for the industrial land that is mainly used for the production, manufacture and fine machining of products. Other auxiliary use includes research, design, testing, management and other activities. Within the M zone, “M-1” refers to common industrial land that is mainly zoned for factory buildings for the production and manufacturing. Other uses for this type of land include warehouse, small business, staff dormitory, attachable public facilities, attachable transportation facilities and other auxiliary facilities. “M-0” refers to a new type of industrial zone that combines research, originality, design, test pilot production, pollution-free production, other innovative industry and relevant supporting services. Land zoned as such is mainly used for the factory buildings (pollution-free production) and research and development building and can also be used for the associated commercial and staff building, attachable public facilities, attachable transportation facilities and other auxiliary facilities.

Compared to M-1, M-0 has a lower minimum usable area for partial transfer of property rights, which for M-1 according to current regulations is 500 square meters, and for M-0 is 180 square meters. If the draft for public comments on “the Measures on Administration of Industrial Block and Line of Shenzhen City” issued on December 22, 2017 is passed and formally promulgated, the minimum usable area for subdivision and partial transfer of property rights will be raised to 1,000 square meters for M-1 and 500 square meters for M-0. We believe a smaller subdivision and partial transfer area will be more beneficial to us for the sale of constructed units, as it would give us greater flexibility. Further, buildings in M-0 zone must follow certain legal planning construction index allocation for a percentage of the buildings to be designated as research and development offices, commercial, and apartments, while index for buildings in M-1 zone must be designated as factory buildings, small commercial and auxiliary dormitory. As a result, we believe the planning construction index for M-0 zone offers us greater commercial advantages. Finally, the permitted floor area ratio for M-0 is 6:1, compared with 4:1 for M-1. Higher floor area ratio means permission for larger building areas and potentially higher value for the projects as constructed.

As stipulated in the Measures on Administration of Industrial Occupancy Zoning Transformation of the City Renewal Project in the Baoan district, Shenzhen, the site of Phase I of Nam Tai Inno City falls within the city renewal project of the Baoan district industrial red line zone and can generally only be rezoned into the common industrial zone M-1, unless otherwise approved by relevant government department to change into the new type industrial zone, M-0.

Currently, the site of our Nam Tai Inno Park is zoned as M-1 with 50 years of Land Use Rights starting from 2007. Phase I of Nam Tai Inno City, the eastern section, is zoned as M-0 with 50 years of Land Use Rights starting from 1993, but we plan to re-execute the land use rights contract with the urban planning, land and resource department in the second quarter of 2018, which would restart the 50 years Land Use Rights from the date of re-execution. Phase II of Nam Tai Inno City, the western section, is currently zoned as M-1 with 50 years of Land Use Rights starting from 1999. We plan to apply for the M-0 zoning approval on June 2020, after our existing facilities on the site have aged for 15 years, or earlier if permitted. We plan to re-execute the land use rights contract at the same time, which would also restart the 50 years Land Use Rights from the date of re-execution.

Shenzhen City Renewal Measures

Our two development projects, Nam Tai Inno Park and Nam Tai Inno City are located within the municipality of Shenzhen city. Our development must be made in compliance with the relevant rules and regulations of Shenzhen City.

The Shenzhen City Renewal Measures promulgated by the Shenzhen government on November 12, 2016 restricts city renewal projects as follows:

•

city renewal refers to activities in certain types of building construction in areas of the city (including old industrial parks, old commercial districts, old residential districts, urban villages and old housing districts) and existing of comprehensive improvement, functional alteration, or demolition and reconstruction ;

•	demolition and reconstruction of a city renewal project should strictly follow the city renewal unit plan and city annual renewal plan; and
•

the responsible body of demolition and reconstruction of a city renewal project should sign a land use rights supplementary contract or re-execute a land use rights contract with the Urban Planning, Land and Resource department after obtaining the documents of approval of city renewal project. In such circumstances, the term for land use rights will be recalculated and the responsible body needs to pay the additional premium according to the relevant regulations.

Our Nam Tai Inno City project is a demolition and reconstruction city renewal project. Phase I of the Nam Tai Inno City project has received the approval documents for city renewal. We plan to re-execute the land use rights contract with the urban planning, land and resource department in the second quarter of 2018, so that the 50 years term of Land Use Rights will restart from the date of the re-execution. As a part of re-executing the land use rights contract, however, we are required to pay an additional land premium which would bring up the costs basis of our land. The amount of the land premium differs based on the different property usage or transfer method in the future. As we obtained our land at a relatively low cost historically, we may be subject to significant additional land premium when we re-execute the land use right contracts.

The Interim Measures on Strengthening and Improving City Renewal Implementation promulgated by Shenzhen government on December 29, 2016 and effective as of January 1, 2017 provide that:

•

to apply to demolish and reconstruct buildings as a part of a city renewal projects, the age of the building must be no less than 20 years for buildings located in residential districts; and for buildings located in industrial or commercial districts, not less than 15 years; and

•

to demolish and reconstruct buildings as a part of a city renewal project located in the state-owned industrial land, warehousing land, land for logistics purposes, land for urban infrastructure and public service facilities’ updating and rebuilding for industrial purposes or for industry that government encourages to develop, their correction factor for land granting premium based on the public benchmark land price will be: 0.1 for private use; 0.7 for wholly transfer; 1.0 for partial transfer of industrial plants or new industrial occupancy; and 5 for auxiliary facilities.

Our Nam Tai Inno City project is a demolition and reconstruction city renewal project in an industrial district, the buildings of which shall be no less than 15 years old before it can be demolished and reconstructed. The buildings located on the site of Phase I of Nam Tai Inno City, the eastern section, were built in 1996, thus they have satisfied the 15 years age requirement. However, for buildings located on the site of the Phase II of Nam Tai Inno City, the western section, they will satisfy the 15 years age requirement on schedule in June 2020. However, we may speed up the process for earlier zoning approval through discussions with the relevant authorities.

Furthermore, the floor area ratio of Nam Tai Inno City project has greatly increased from 2.3: 1 for our prior facilities located on the site of Phase I of Nam Tai Inno City to 6:1 for Phase I of Nam Tai Inno City. For Phase II of our Nam Tai Inno City project, it is also expected that the floor area ratio will increase from 1.6:1 from our prior facilities to 6:1 for Phase II of Nam Tai Inno City. This results in a large increase in the floor area ratio in the Nam Tai Inno City project compared to the floor area ratio granted to us previously for our prior facilities. According to the regulations and policy direction, further limitations, including a requirement that certain portion of a renewal project of old industrial districts, especially ones with a large increase in floor area ratio, may also be subject to usage limitations or required to be self-owned and not sold to third parties, which could further limit our ability to sell our units.

On December 22, 2017, the Economic, Trade and Information Commission and Urban Planning, Land and Resources Commission of Shenzhen Municipality jointly promulgated Measures on Administration for Industrial Block Line of Shenzhen Municipality (the draft for public comments), which, among other things, provides:

•	If Industrial land which falls into block line is used for research and development buildings, the proportion reserved for self-ownership should be no less than 60%.
•

The authority shall strictly control the transformation from M-1 into M-0 within the block line and the whole proportion of such transformation should be no more than 20% within the block line in each district. The transformation should be finally approved by municipal government after district government’s collection of suggestions of Urban Planning, Land and Resources Commission and Industry Management Department.

•

If the transferor transfers industrial land within the first-tier industrial line or partially transfers an industrial building, the transferee must be an industrial enterprise above state designated scale or an enterprise that has been engaged in manufacturing for more than 3 years and has paid all legal tax and the transferee cannot change the usage of buildings. The minimum transfer area of factory building for M-1 or M-0 shall be no less than 1,000 square meters and the minimum transfer area of research and development building for M-0 shall be no less than 500 square meters.

•

Buildings in the M-0 zone shall be mainly used for construction of the factory buildings (pollution-free production) and research and development buildings. The floor area of factory buildings and research and development buildings shall be no less than 70% of the total floor area. If factory buildings and research and development buildings coexist in a project, the floor area of factory building (including comprehensive buildings combining factory buildings with research and development buildings) shall be no less than 30% of the total floor area.

•

Factory buildings within both M-1 and M-0 zones shall not be changed to apartments. Research and development buildings and auxiliary facilities shall not adopt apartment-like design. The floor area of one set of offices shall be no more than 50% of the floor area of that floor. The floor area of one set of offices for M-1 shall be no less than 1,000 square meters and 500 square meters for M-0.

•

The site of Nam Tai Inno City is on an industrial land within the first-tier line of industrial block line where the government strictly controls the proportion of transformation from M-1 into M-0 on this type of land. Phase I of Nam Tai Inno City has obtained the government approval to rezone into M-0, while we plan to apply for M-0 zone on Phase II of Nam Tai Inno City upon the maturity of the building age requirement around June 2020, or earlier through discussions with the relevant authorities. We may confront difficulty in acquiring such an approval from the government owing to certain proportion requirements within the City Renewal Measures, so that not all M-1 zones can be rezoned as M-0. The requirement that a proportion of industrial land must be dedicated as factory buildings or research buildings also restricts us from developing other types of auxiliary facilities. In addition, the restriction that ownership of industrial buildings must be held by enterprises and the minimum size of subdivision may also affect the sale of our units. We cannot assure you that we will obtain the M-0 zoning for Phase II of our Nam Tai Inno City. If we failed to obtain the M-0 zoning approval, we will have to develop Phase II of Nam Tai Inno City under the M-1 zoning approval. Our business, financial condition, and results of operations could be adversely affected as a result.

Regulations on Development of a Real Estate Project

The following is a summary of the relevant permits and certificates we must obtain to complete our projects, together with the applicable regulations. Please see “ITEM 4. Information on the Company – Our Land Development Projects – Estimated Timetable for the Two Projects” for the estimated timetable of when we expect to obtain each of the following permits and certificates: (a) Land Use Permit, (b) Land Use Rights Certificates (c) Construction Planning Permit, (d) Construction Permit, (e) Construction Acceptance Certificate, and (f) Property Ownership Certificate.

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

Land Use Permit

The Law of the PRC on Urban and Rural Planning, promulgated by the National People’s Congress on October 28, 2007 and effective as of January 1, 2008, as amended on April 24, 2015, replacing the previous City Planning Law of the PRC, and the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Construction in December 1992 and amended in January 2011, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the city planning authority for the Land Use Permit before applying for the land use rights certificate as more fully described below.

Amendment 3 to the land use right grant dated July 8, 2015 for the site underlying our Nam Tai Inno Park project requires us to complete certain building structures by July 7, 2018. If we failed to do so we may be subject to certain penalty.

Land Use Rights Certificate

Although all land in the PRC is owned by the governments or by the collectives, private individuals and businesses are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the use purpose of the land. These rights to use land are termed “Land Use Rights”. Under the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-owned Land in Urban Areas, promulgated on and effective as of May 19, 1990 by the State Council, a system of assignment and transfer of the right to use state-owned land is adopted. Enterprises, companies and other organizations who intend to hold, lease and develop the land, or the “Land Users”, pay a land premium to the government as consideration for the grant of the Land Use Rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage or otherwise commercially exploit the land use rights within such terms of use. The land administration authority enters into a contract with the Land User for grant of the land use rights. The Land User pays the land premium as stipulated in the grant contract. After paying the land premium in full, the Land User registers with the land administration authority and obtains a “Land Use Rights Certificate”. The certificate evidences the acquisition of the Land Use Rights. The maximum term with respect to the assigned Land Use Rights are determined respectively in the light of the purposes listed below: (a) 70 years for residential purposes; (b) 50 years for industrial purposes; (c) 50 years for the purposes of education, science, culture, public health and physical education; (d) 40 years for commercial, tourist and recreational purposes; and (e) 50 years for comprehensive utilization or other purposes.

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

Construction Planning Permit

The Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Construction in December 1992 and amended in January 2011 provides that a developer who has a proposed construction project within the planning area of a city or town must, after obtaining a Land Use Permit, prepare the necessary planning and design work, and submit the detailed planning and design report, together with the Land Use Rights Certificate, to the city planning authority or the town government designated by the provincial government, and apply for the Permit for Construction Works Planning.

Construction Planning Permit is different from Land Use Permit. Land Use Permit is a certificate proving that the land use act such as the location, scope and development intensity of the project corresponds with the requirement of urban planning, while Construction Planning Permit is a certificate proving that the design of construction engineering satisfy the requirement of urban planning.

The Law of the People’s Republic of China on Urban and Rural Planning also provides regulations with respect to the formulation, implementation, modification, control, supervision and related legal liability of measures aimed at curbing problems that may arise as a result of conflicts between city and rural construction developments. The scope of the measures includes the planning, layout and construction of cities, towns with administrative status, market towns and villages. In order to effectively prevent construction that is in breach of rules and regulations, the Urban and Rural Planning Law stipulates that where any construction project is commenced without obtaining a Construction Planning Permit, or where a Construction Planning Permit has been obtained but construction has proceeded not in accordance with that permit, the Urban and Rural Planning Department at the county level or above may issue an order to cease construction. In the case that the construction can be remedied to conform to the relevant planning rules, an order can be made to rectify the construction in a prescribed period of time and a fine totaling between 5% to 10% of the total construction cost may be imposed. Where the construction cannot conform to relevant planning rules, an order for its demolition will be issued or, where demolition is not possible, the property and/or illegal income derived from the property will be confiscated and a fine totaling 10% or less of the construction cost will be imposed.

Construction Permit

On June 25, 2014, the MOHURD promulgated the Measures for the Administration of Construction Permits for Construction Projects, superseding its 1999 version. When the site has been properly prepared and is ready for the commencement of construction works, the developer must apply for a Construction Permit from the construction authorities at or above the county level according to the Measures for Administration of Granting Permission for Commencement of Construction Works promulgated by the MOHURD in June 2014. According to the Notice Regarding Strengthening and Regulating the Administration of Newly-commenced Projects issued by the General Office of the State Council on November 17, 2007, before commencement of construction, all projects shall fulfill certain conditions, including, among other things, compliance with national industrial policy, development plan, land supply policy and market access standard, completion of all approval and filing procedures, compliance with zoning plan in terms of site and planning, completion of proper land use procedures and obtaining proper environmental valuation approvals and construction permit or report.

Construction Permit is a prerequisite to start the main construction. In addition, Construction Permit is a statutory requirement of engineering acceptance examination, pre-sale and sale of commodity house and registration of property rights. If we fail to obtain the Construction Permit, in a timely manner, or at all, the commencement of engineering construction may be delayed. In such circumstances, we may not be able to complete our engineering construction on time according to the land use contract so that we may need to pay for the liquidated damages and our land may be taken back by the government. Our business, results of operations and financial condition may be materially and adversely affected.

Construction Acceptance Certificate

According to the Development Regulations and the Regulation on the Quality Management of Construction Projects promulgated by State Council on January 30, 2000, as amended on October 7, 2017, and the Provisions on Acceptance Examination Upon Completion of Buildings and Municipal Infrastructure promulgated by MOHURD in December 2013, after the completion of construction of a project, the property must undergo inspection and receive relevant approvals from local authorities including planning bureaus, fire safety authorities and environmental protection authorities. Thereafter, the property development enterprise shall apply for a certificate of completion at the property development authority under the people’s government at the county level or above. Once the examination has been completed, a Construction Acceptance Certificate will be issued. A real estate development project may only be delivered after passing the inspection and acceptance examination. Failure to obtain Construction Acceptance Certificate may affect our ability to delivery commodity houses, if we chose to sell residences as our business model. If we fail to deliver commodity houses on time according to the contract, purchasers may demand us to take the responsibility of breach of contract.

Property Ownership Certificate

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

In accordance with the Measures for Administration of Pre-sale of Commodity Properties promulgated by ministry of construction on November 15, 2004 and amended on august 15, 2001 and July 20, 2004, the purchasers must apply for the individual Property Ownership Certificates to the local real estate administration authorities within 90 days after the delivery of pre-sale property to purchasers. The developers are required to assist and provide the purchasers with necessary verifying documents. Where the purchasers fail to obtain the individual Property Ownership Certificates within 90 days thereafter due to the developer’s fault, unless otherwise provided between the developers and the purchasers, the developers will be liable for the breach of contract.

Pursuant to Interpretations on Certain Issues Concerning the Application of Law in Trying Cases Involving Disputes over Contracts on Purchase and Sale of Commodity Premises by Supreme People’s Court passed on March 24, 2003 and enforced on June 1, 2003, property developers are required to deliver to purchasers then relevant individual Property Ownership Certificates within 90 days after delivery of a presold property or 90 days after execution of sale agreement of a ready-built property or, within a time frame set out in the relevant sale agreement, unless the agreement provides otherwise. Property developers, including us, generally elect to specify a deadline for the delivery of the individual Property Ownership Certificates in the sale agreements to allow sufficient time for the application and approval processes.

Under current regulations, we are required to submit the requisite governmental approvals in connection with our property developments, including Land Use Permit, Land Use Rights Certificates, Construction Planning Permits, Construction Permits, Construction Acceptance Certificates, to the local bureau of land resources and housing administration for the relevant properties and apply for the general Property Ownership Certificate in respect of these properties. According to Administrative Measures for the Sale of Commodity Houses issued by the MOHURD on April 4, 2001, we are required to submit related documents to the bureau for purchaser’s application of individual Property Ownership Certificate subdivided from the general Property Ownership Certificate within 60 days after the delivery of property. We are required to assist property purchasers to go through related land use right alteration and house ownership registration procedures. Nevertheless, delays by the various administrative authorities in reviewing the application and granting approval and certain other factors may affect timely delivery of the general and individual Real Property Certificates. Therefore, we may not be able to deliver individual Real Property Certificates to purchasers on time as a result of delays in the administrative approval processes or for any other reason beyond its control, which may result in it having to pay default payments and, in the case of a prolonged delay, the purchaser terminating the sales agreement. If we become liable to a significant number of purchasers for late delivery of the individual Real Property Certificates, our business, financial condition and results of operations may be adversely affected.

Regulation on Transfer of Property Interest

According to Urban Real Estate Administration Law promulgated by the National People’s Congress on July 5, 1994, as amended on August 30, 2007 and on August 27, 2009, transfer of real estate means moving the ownership of a real estate from the original owner to another person through sale, donation or other lawful means. When transferring a building, the ownership of the building and the Land Use Rights to the site on which the building is situated are transferred together.

Where the Land Use Rights were originally obtained by assignment, the real property may only be transferred on the condition that: (a) the assignment price has been paid in full for the assignment of the land use rights as provided by the contract for the assignment of the land and a land use rights certificate has been obtained; (b) development has been carried out according to the contract for the assignment of the land and, in the case of a project in which buildings are being developed, development representing more than 25% of the total investment has been completed.

The Provisional Industrial Building Transfer Measures and Detailed Implementation Rules on Industrial Building Transfer Measures promulgated by the People’s Government of Shenzhen City on January 7, 2013 and December 6, 2013, respectively, provide legally built industrial buildings and public facilities on industrial land obtained legally by administrative allocation or through purchasing within administrative jurisdiction of the Shenzhen city may be wholly transferred in units of the parcel of land, unless otherwise stipulated by the laws, regulations, the present rules, the approval documents and the land use right granting contract. Industrial buildings can be divided and transferred as long as agreed upon the approval documents on land use or land use right granting contract.

The industrial buildings built through urban renewal projects may be subdivided and transferred. As industrial facilities in urban renewal projects, offices, dormitories for the single, and small business services facilities may be divided and transferred, but its floor area shall not exceed 30% of the total floor area of the project. The rebuild industrial buildings formed through urban renewal projects may also sold through a pre-sale process prior to the completion of the construction.

The transferee of such industrial buildings must be enterprises registered in accordance with the law. If the approval documents of land use, contracts of granting land use right or the municipal government regulations confines the assignee for purchasing the industrial buildings, the transferee must comply with the confining conditions and pass the qualification examination conducted by industry departments of district government.

Industrial buildings must be transferred and mortgaged after the registration of real property rights and the acquisition of real property rights certificates. In accordance with the provisions of these regulations, the industrial buildings that may be divided and transferred shall be registered with the real property right and be issued the corresponding certificates by the basic units of one room on certain level of each building.

In the transfer of industrial buildings, the transferor shall submit a certain proportion of the value-added income to the government, which shall be brought into the special management of a state-owned land income fund established by the government. The specific collection of regulations shall be separately formulated by the municipal land administration department. Value added income refers to the balance between the transaction price of the industrial building and the registered price plus relevant taxes paid by the transferor in the case of the industrial building. When the transfer of industrial buildings has been made in accordance with the provisions of these measures, and the land price has been paid, then this part of the price should also be deducted.

Our Nam Tai Inno City project is a city renewal project and thus the property of Nam Tai Inno City project can be subdivided and transferred in part under the regulations. However, we are limited to selling our units in Nam Tai Inno City to enterprises, as opposed to individuals, as the buildings are still considered as industrial buildings. Our Nam Tai Inno Park project is neither a city renewal project nor stipulated in the land use contract for subdivision and partial transfer of less than the whole complex. So unless we re-execute land use rights contract for further rights that would allow us to subdivide and transfer in parts, we are not permitted to sell the subdivided units in Nam Tai Inno Park. As re-execution of the land use rights contract with rights of further subdivision will require us to pay additional land premium, our current plan is to conduct commercial leases or long-term leases for the remainder of the land use rights period with respect to the properties in our Nam Tai Inno Park.

Under the current PRC regulations, there are certain restrictions placed on individuals purchasing residential units in a residential building. On October 4, 2016, the people’s government of Shenzhen city promulgated the Measures Concerning Tightening Up Stable and Healthy Development of Real Estate Market, which provides, among other things, that each family with a Shenzhen registered residence may purchase no more than two residential units in a residential building within the Shenzhen city and the amount of the mortgage loan permitted also varies according to the specific circumstances. However, since our two projects are industrial buildings and the purchasers of units in our two projects are required to be enterprises as described above, the aforementioned restrictions do not apply, and our target enterprise purchasers may purchase any number of units.

Nevertheless, as each successive owner of units in an industrial building must be enterprises, not individuals, this may affect the transferability of both our commercial and residential units. Furthermore, other restrictions placed on enterprises to obtain loans generally may also impose further financial pressure on any potential enterprise purchasers, as it may adversely affect their willingness to purchase our units or ability to source funding.

Regulations on Leases

The Measures for Administration of Lease of Commodity Housing promulgated by the MOHURD on December 1, 2010 and implemented on February 1, 2011, requires parties to a leasehold arrangement of a property shall register the leasing agreement with property administrative authorities within 30 days after entering into such leasing agreement under local government at the municipal or county level where the property is situated. In addition, enterprise may be imposed a fine of RMB1,000 to RMB10,000 and individuals of RMB1,000 or less if they do not register leasing agreement within time limit required by competent authorities.

Regulations on Establishment of a Real Estate Development Enterprise

Pursuant to the Law of the PRC on Administration of Urban Real Estate, or Urban Real Estate Administration Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and amended on August 30, 2007 and on August 27, 2009, a Real Estate Development Enterprise is defined as “an enterprise that engages in the development and sale of real estate for the purposes of making profits.”

Under the Regulations on Administration of Development and Operation of Urban Real Estate, or Development Regulation, promulgated by the State Council on July 20, 1998 and amended on January 8, 2011, a real estate development enterprise must satisfy the following requirements:

•	has a registered capital of not less than RMB1 million; and
•	has four or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom must hold the relevant qualifications

To establish a Real Estate Development Enterprise, the developer is required to apply for registration with the department of administration of industry and commerce. The developer must also report its establishment to the real estate administration authority in the location of the registration authority within 30 days upon receipt of its business license.

Our PRC subsidiaries may apply for the qualification as a Real Estate Development Enterprise in due course, which would allow such subsidiaries to conduct pre-sale of the constructed real estate units, if they choose to. To do so, besides meeting the requirements above, we will also need to comply with other laws and administrative regulations on foreign-invested enterprise (please see Regulations on Foreign-Invested Real Estate Enterprise for further details).

Regulations on Foreign-Invested Real Estate Enterprise

Under Catalogue of Guidance on Industries for Foreign Investment (Revised in 2017), real estate development falls within the category of industries in which foreign investment is permitted and certain of our PRC subsidiaries may apply for the Real Estate Development Enterprise qualification in due course.

Opinions on Regulating Foreign Investment Access and Management of Real Estate Market jointly issued by MOHURD, MOFCOM, NDRC, PBOC, SAIC, and SAFE on July 11, 2006, as amended on August 19, 2015, stipulates that for Real Estate Enterprises established by foreign investment, their registered capital should be more than 50% of the total investment if the total investment is equal to or over US$10 million. Their registered capital should be no less than 50% of the total investment if the total investment is US$3 – US$10 million. Their registered capital should be no less than 70% of the total investment if the total investment is less than US$3 million. The current registered capital of our project subsidiary, Nam Tai Investment, is US$170 million, which we believe would allow it to meet the required registered capital under the regulation.

On May 23, 2007, MOFCOM and SAFE promulgated Notice on Further Strengthening and Regulating the Approval and Supervision on Direct Foreign Investment on Real Estate, as amended on October 28, 2015, which provides:

•

to apply to establish a Real Estate Development Enterprise, one must obtain the Land Use Rights or ownership of the building first, or must sign assignment or purchase contracts with local land authorities or developer and owner of the building; only upon meeting the above requirements will the authorities approve the application; and

•

after properly established, if a foreign-invested enterprise intends to broaden its business scope for land development and operation, or to operate or develop new real estate business, one must apply relevant approval according to laws and regulations on foreign investment.

Qualification of a Real Estate Developer

Under the Rules on the Administration of Qualifications of Real Estate Developers promulgated on March 29, 2000 by MOHURD and effective on the same day (amended on May 4, 2015) a developer must apply for registration of its qualifications. An enterprise may not engage in the pre-sales of real estate units without a qualification classification certificate for real estate development.

In accordance with the above rules, developers are classified into four classes: class I, class II, class III and class IV. A developer that passes the qualification examination will be issued a qualification certificate of the relevant class by the relevant construction authority.

Under the Development Regulations, real estate administration authorities examine all applications for the registration of the qualifications of a developer when it reports its establishment, by considering its assets, professional personnel and business results. A developer may only undertake real estate development projects in compliance with the approved qualification registration.

After a newly established developer reports its establishment to the real estate administration authority, the latter will issue a provisional qualification certificate to the eligible developer within 30 days of its qualification of the above report. The provisional qualification certificate will be effective for one year from its date of issue and may be extended for not more than two additional years with the approval of the real estate development authority. The developer must apply for the qualification classification by the real estate administration authority within one month before expiry of the provisional qualification certificate.

Regulations on Pre-sale of Units

According to Urban Real Estate Administration Law promulgated by the National People’s Congress on July 5, 1994, as amended on August 30, 2007 and on August 27, 2009, a commodity building may be sold before completion if: (a) the assignment price has been paid in full for the grant of the land use rights involved and a Land Use Rights Certificate has been obtained; (b) Construction Planning Permit and Construction Permit have been obtained; (c) the funds invested in the development of the commodity buildings put to pre-sale represent 25% or more of the total investment in the project and the progress of works and the completion and delivery dates have been ascertained; and (d) the pre-sale has been registered and a Pre-sale Permit has been obtained. The pre-sale seller shall, in accordance with the relevant state provisions, report the pre-sale contracts for record-filing to real estate administration and land administration departments of the people’s government above the county level. The pre-sale proceeds of commodity buildings must be used to develop the relevant project so pre-sold.

According to the Development Regulations and the Measures for Administration of Pre-sale of Commodity Buildings promulgated by Ministry of Construction on November 15, 1994 and as amended on August 15, 2001 and July 20, 2004, the term “pre-sale of commodity houses” refers to the act that the real estate development enterprises sell the houses under construction to purchasers and the purchasers pay the earnest money or the prices of houses. The pre-sale of commodity houses shall be subject to the licensing system. Where a real estate development enterprise intends to sell commodity houses in advance, it shall apply to the real estate administrative department for pre-sale approval so as to obtain the Pre-Sale Permit. Real estate development enterprise must register contracts of pre-sale of commercial housing with the competent real estate authority and the relevant land administration of the people’s government at the city or county level within 30 days after the date of execution of the contract and the purchasers shall go through the procedure of change in registration of land use right and registration of individual property ownership within 90 days after delivery of a presold property to obtain the individual property ownership certificates in respect of the properties purchased by the purchasers.

While our current plan for Phase I of Nam Tai Inno City does not involve pre-sale, we may pre-sale certain units in Phase II of Nam Tai Inno City. We may do so after we have obtained the Real Estate Development Enterprise qualification certificate and satisfy the above pre-sale conditions. If we fail to obtain the certificate in a timely manner, or at all, we would not be permitted to pre-sell our units, which may result in a delay in our profit making. Our business, results of operations and financial condition may be materially and adversely affected.

Measures on Property Price

According to Measures on Pre-sale Price Filing of Commodity Buildings of Shenzhen City promulgated by Market and Quality Supervision Commission of Shenzhen Municipality on June 25, 2011, as amended in May 2017, pre-sale price filing of Commodity Buildings refers to real estate enterprises’ liability to inform competent department the sale price of the commodity buildings when a real estate enterprise intends to pre-sell a unit or the price adjustment is beyond the certain range of the recent filing price. A real estate enterprise should file the pre-sale price to the sub bureau of Quality Supervision Commission Shenzhen Municipality.

The government sets the ceiling price of commodity buildings. The pre-sale price of a certain property may not exceed the ceiling price. If a Real Estate Development Enterprise doesn’t file pre-sale price to competent department or fails to file in a timely manner, then the enterprise would not be able to obtain the pre-sale permit to pre-sell commodity buildings.

Major Taxes Applicable to Property Developers

Land Appreciation Tax

Under the PRC Interim Regulation on Land Appreciation Tax of 1994 and its implementation rules of 1995, as amended in 2011, Land Appreciation Tax (“LAT”) applies to both domestic and foreign investors in real properties in mainland China, irrespective of whether they are corporate entities or individuals. The tax is payable by a taxpayer on the appreciation value derived from the transfer of land use rights, buildings or other facilities on such land, after deducting the “deductible items” that include the following:

•	payments made to acquire land use rights;
•	costs and charges incurred in connection with the land development;

•	construction costs and charges in the case of newly constructed buildings and facilities;
•	assessed value in the case of old buildings and facilities;
•	taxes paid or payable in connection with the transfer of the land use rights, buildings or other facilities on such land; and
•	other items allowed by the Ministry of Finance.

The tax rate is progressive and ranges from 30% to 60% of the appreciation value as compared to the “deductible items” as follows:

Appreciation value	LAT rate
Portion not exceeding 50% of deductible items	30%
Portion over 50% but not more than 100% of deductible items	40%
Portion over 100% but not more than 200% of deductible items	50%
Portion over 200% of deductible items	60%

After the enactment of the LAT regulations and the implementation rules in 1994 and 1995, respectively, due to the long period of time typically required for real estate developments and their transfers, many jurisdictions, while implementing these regulations and rules, did not require real estate development enterprises to declare and pay the LAT as they did other taxes. Therefore, in order to assist the local tax authorities in the collection of LAT, the Ministry of Finance, State Administration of Taxation, Ministry of Construction and State Land Administration Bureau separately and jointly issued several notices to reiterate that, after the assignments are signed, the taxpayers should declare the tax to the local tax authorities where the real estate is located, and pay the LAT in accordance with the amount as calculated by the tax authority and within the time period as required. For those who fail to acquire proof as regards the tax paid or the tax exemption from the tax authorities, the real estate administration authority will not process the relevant title change procedures, and will not issue the property ownership certificates.

We will be subject to LAT if we choose to sell, instead of lease, our units.

Tax

The PRC Interim Regulation on Business Tax of 1994, as amended in December 2008, provided that business tax for PRC enterprises would be officially abolished by November 2017. The Detailed Implementation Rules of the Interim Regulation of the PRC on Business Tax issued and implemented by Ministry of Finance on December 25, 1993, and as amended on December 15, 2008 and October 28, 2011, although not officially abolished, are now deemed as no longer in effect.

Pursuant to the Circular on Comprehensively Promoting the Pilot Program of Replacing Business Tax with Value Added Tax which was promulgated by the Ministry of Finance and the State Administration of Taxation on March 23, 2016 and became effective on May 1, 2016, and further revised by The Notice on the Policy of Replacing Business Tax with Value Added Tax in Construction Services, which was implemented on July 1, 2017, the government will levy Valued Added Tax in lieu of business tax on a trial basis within the territory of the PRC, and any taxable activities of taxpayers shall be subject to a tax rate of 6% except for the taxpayer providing transportation, postal, telecom, construction, real estate leasing service, selling real estate, transferring land use right, leasing services of tangible personal property, and any cross-border taxable activity conducted by an entity or individual within the territory.

To provide services related to transportation, postal, telecom, construction, real estate leasing service, selling real estate and transferring land use right, the tax rate is 11%. To provide leasing services of tangible personal property, the tax rate is 17%. For any cross-border taxable activity conducted by an entity or individual within the territory, the tax rate is zero.

For the general taxpayers of real estate developers who sell the real estate projects (excluding the old real estate projects to which the simple tax calculation method is applicable) developed by them, the sales amount shall be the balance of the total price and other charges gained after the deduction of the land price paid to the government departments at the time of acceptance of the transferred land.

Pursuant to the Interim Measures on the Management of Value Added Tax of Self-developed Real Estate Project by the Sale of Real Estate Developers issued on March 31, 2016 and implemented on May 1, 2016 by State Administration of Taxation, in the event that a real estate developer recognized as an ordinary taxpayer sells a self-developed real estate project, the general tax calculation method shall be adopted, and the obtained total consideration and other charges after the deduction of the corresponding land price of the real estate project sold for the current period shall be the sales amount.

Corporate income tax

In 2007, the PRC government adopted the PRC Corporate Income Tax Law and the related implementation rules, which became effective on January 1, 2008 and was amended on February 24, 2017. Under the PRC Corporate Income Tax Law, a unified income tax rate of 25% is applied to all PRC enterprises, including foreign-invested enterprises. In addition, according to the Enterprise Income Tax Laws, dividends from PRC subsidiaries to their foreign corporate shareholders are subject to a withholding tax at a rate of 10% unless any lower treaty rate is applicable.

Urban Land Use Tax and Buildings Tax

Pursuant to the PRC Interim Regulations on Land Use Tax in respect of Urban Land promulgated by the State Council in September 1988, amended on December 31, 2006, January 8, 2011 and in December 2013, the land use tax in respect of urban land is levied according to the area of relevant land. The annual tax on urban land was between RMB0.6 and RMB30 per square meter.

Property Tax.

Under the PRC Interim Regulations on Property Tax promulgated by the State Council in September 1986, and amended on January 8, 2011, property tax applicable to domestic enterprises is 1.2% if it is calculated on the basis of the residual value of a building and 12% if it is calculated on the basis of the rental. On January 27, 2011, the governments of Shanghai and Chongqing respectively issued measures for implementing pilot individual property tax schemes which became effective on January 28, 2011.

According to the Notice on Issues Relating to Assessment of Buildings Tax against Foreign-invested Enterprises and Foreign Individuals issued by the Ministry of Finance and SAT in January 2009, the foreign-invested enterprises, foreign enterprises and foreign individuals are to be levied the same as domestic enterprise.

Stamp Duty

Under the PRC Interim Regulations on Stamp Duty promulgated by the State Council in August 1988, and amended on January 8, 2011, for property transfer instruments, including those in respect of property ownership transfers, the duty rate is 0.05% of the amount stated therein; for permits and certificates relating to rights, including property ownership certificates and land use rights certificates, stamp duty is levied on an item-by-item basis of RMB5 per item.

Municipal Maintenance Tax

Under the PRC Interim Regulations on Municipal Maintenance Tax promulgated by the State Council in 1985, and amended on January 8, 2011, any taxpayer, whether an individual or otherwise, of product tax, value-added tax or business tax is required to pay municipal maintenance tax calculated on the basis of product tax, value-added tax and business tax. The tax rate is 7% for a taxpayer whose domicile is in an urban area, 5% for a taxpayer whose domicile is in a county or a town, and 1% for a taxpayer whose domicile is not in any urban area or county or town.

According to the Circular Concerning Unification of Municipal Maintenance Tax and Education Surcharge for Foreign Investment and Domestic Enterprises and Individuals issued by State Council on October 18, 2010, the municipal maintenance tax is applicable to foreign invested enterprises, foreign enterprises and foreign individuals from December 1, 2010.

Education Surcharge

Under the Interim Provisions on Imposition of Education Surcharge promulgated by the State Council in April 1986 and amended on June 7, 1990, August 20, 2005 and January 8, 2011, any taxpayer, whether an individual or otherwise, of value-added tax, business tax or consumption tax is liable for an education surcharge, unless such taxpayer is required to pay a rural area education surcharge as provided by the Notice of the State Council on Raising Funds for Schools in Rural Areas. The Education Surcharge rate is 3% calculated on the basis of consumption tax, value-added tax and business tax. According to the Circular Concerning Unification of Municipal Maintenance Tax and Education Surcharge for Foreign Investment and Domestic Enterprises and Individuals issued by State Council on October 18, 2010, the education surcharge is applicable to foreign invested enterprises, foreign enterprises and foreign individuals from December 1, 2010.

Regulations on Property Management

The Property Management Rules, amended by the State Council on August 26, 2007 and effective as of October 1, 2007, as amended on February 6, 2016, provide that property owners have the right to appoint and dismiss property service enterprises. The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

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

Regulations on Construction Safety

Under relevant laws and regulations such as the Laws for Safe Production in the PRC promulgated by the Standing Committee of the National People’s Congress in November 2002 and as amended on August 31, 2014, the property development enterprise should apply to the supervisory department on safety for the registration of supervision for work safety in construction before the commencement of construction. Constructions without such registration will not be granted a construction works commencement permit by the supervisory body. Contractors for the construction should establish the objectives and measures for work safety and improve the working environment and conditions of workers in a planned and systematic way. A work safety protection scheme should also be set up to carry out the work safety job responsibility system. At the same time, contractors should adopt corresponding site work safety protective measures according to the work protection requirements in different construction stages and such measures shall comply with the labor safety and hygiene standards of the State.

Under the Construction Law of the People’s Republic of China, the construction contractor assumes responsibility for the safety of the construction site. The main contractor will take overall responsibility for the site, and the subcontractors are required to comply with the protective measures adopted by the main contractor.

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Project, or Environmental Regulations, promulgated by the State Council on November 29, 1998 and effective as of the same date, as amended on July 16, 2017, each construction project is subject to an environmental impact assessment by the relevant authorities.

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

The Environmental Impact Assessment Law, promulgated by the National People’s Congress on October 28, 2002 and effective as of September 1, 2003, as amended on July 2, 2016, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project may not approve construction on the project, and the construction work unit may not commence work.

On July 6, 2006, the State Environmental Protection Administration issued its Circular on Strengthening the Environmental Protection Examination and Approval and Strictly Controlling New Construction Project, which provides for stringent examination and approval procedures for various real estate development projects. It also stipulates that no approvals may be issued for new residential projects or extensions in industry development zones, areas impacted by industrial enterprises or areas where such development poses potential harm to residents’ health

Pursuant to the requirements of relevant laws and regulations such as the Appraisal Measures for the Impact on the Environment of the PRC implemented by the Standing Committee of the National People’s Congress in September 2003 and amended on July 2, 2016, and the Regulations Governing Environmental Protection of Construction Projects amended by the State Council in July, 2017, property development enterprises and construction enterprises must carry out an appraisal of the impact the construction project will have on the environment. The relevant project shall not commence until approval is obtained from the supervisory body for environmental protection. While the project is in progress, the developer should also comply with the appraisal documents relating to the impact on the environment and implement the environmental protection measures set out in the opinion of the supervisory body for environmental protection. Such measures must be incorporated into the design, construction and operation of the general construction. Upon completion of the project, the developer should apply to the supervisory body for environmental protection for the inspection and acceptance of the completed environmental protection facilities. Only those projects that have been inspected and accepted may go into operation or be available for use.

Insurance

There is no mandatory provision under the PRC laws, regulations and government rules which require a property developer to take out insurance policies for its real estate developments. According to the common practice of the property industry in China, construction companies are usually required to submit insurance proposals in the course of tendering and bidding for construction projects. Construction companies must pay for the insurance premium at their own costs and take out insurance to cover their liabilities, such as third party’s liability risk, employer’s liability risk, risk of non-performance of contract in the course of construction and other kinds of risks associated with the construction and installation works throughout the construction period. The insurance coverage for all these risks will cease immediately after the completion and acceptance upon inspection of construction.

The Process of PRC Real Estate Development Projects

The following flow chart summaries the technical process of typical real estate developing projects in the PRC:

Planning and Design

Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, financial analysis and projections as well as arranging for financing. We believe careful planning is essential to control costs, quality and timing of our projects.

We outsource our design work to reputable third-party design firms. For Nam Tai Inno Park, we will appoint a renowned professional architectural firm to complete the design. Our planning and development team works closely with project managers as well as our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives as a part of our design management process. Our senior management is also actively involved in the process, especially in the master planning and architectural design of our projects. We conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

We seek to integrate technology in our projects by incorporating various sensors to our building automation systems with designs that focus on the comfort and convenience of the tenants. In determining the architectural designs of our projects, we consider the proposed type of products to be developed in light of the surrounding environment and neighborhood.

In selecting external design firms, we consider, among other things, their reputation for reliability and quality, their track record in the market, the design proposed and the price quoted. Design firms can participate in the tender process by our invitation only. Our planning and design team monitors the progress and quality of the design firms to ensure that they meet our requirements.

Construction and Management

We outsource all of our construction work to independent construction companies which are selected mainly through our invitation to tender bids for the project. We generally hire one or more main contractors for each of our projects with a number of subcontractors. The main contractors are responsible for a designated portion of the project. We have established a selection procedure in order to ensure compliance with our quality and workmanship standards. We take into account the construction companies’ professional qualifications, reputation, track record and financial condition and resources when inviting candidates to bid. We also review the qualifications and performance of our construction contractors periodically. We closely supervise and manage the entire project construction process, to monitor and analyze information regarding quality of the construction and material purchased on a real-time basis. We collect information throughout the development cycle on the entire project, including information from our third-party contractors, to avoid unanticipated delays and cost overruns.

Our construction contracts typically provide for limited flexible payments, which provide for adjustments for some types of excess, such as design changes during construction or changes in government-suggested steel and cement prices, as well as labor costs. The contractors are typically responsible for procuring the necessary raw materials, as well as providing engineering and construction services. We procure certain ancillary fixtures for installation, such as elevators, windows and entrance doors. For our purchases of such fixtures, we use a centralized procurement process to help increase our negotiating power and lower our unit costs. We maintain good relationships with our suppliers and have not encountered any significant supply shortages or disruptions in the past.

Marketing, Sales and Leasing

We maintain an internal marketing team for our development projects and will build up a sales force and operating team during 2018. We may also use outside agencies on our projects when appropriate. Our marketing teams had surveyed the demographics of each project area to determine the appropriate unit sizes and design features. They will work also work with the sales force and outside agencies to prepare the advertising, promotion, and selling plans for each project. The sales force at each project will be responsible for following through on the entire sales and leasing process including setting monthly sales or leasing targets, controlling prices, implementing special promotions, monitoring external agency performance, and processing customer feedback.

To fully utilize the large amount of research and development space that may be released to the market upon the completion of our Nam Tai Inno Park and Nam Tai Inno City projects, we plan to establish our own sales force and operating team, which will work in conjunction with other external agents, consultants and advisers to make further detailed plans of our operation and tenancy requirements. We plan to leverage our geographical advantages of locating within the Greater Bay Area at the mouth of the Pearl River Delta and being on the corridor between Qianhai free-trade-zone and Shenzhen International Airport and Convention Center. By taking advantage of the scale of our building complexes and the services it may provide as a technology research and development platform, we intend to roll out attractive and differentiated products.

Delivery, After-Sale Services and Property Management Operation

We assist customers in arranging for and providing information relating to financing. We also assist our customers in various title registration procedures relating to their properties, and we have set up an ownership certificate team to assist purchasers in obtaining their property ownership certificates. We offer various communication channels to customers to provide their feedback about our products or services. We also cooperate with property management companies that manage our properties and ancillary facilities, such as schools and clubhouses, to handle customer feedback.

We endeavor to deliver the units to our customers on a timely basis. We closely monitor the progress of construction of our property projects and conduct pre-delivery property inspections to ensure timely delivery. Once a property development has been completed, has passed the requisite government inspections and is ready for delivery, we notify our customers and hand over keys and possession of the properties.

To ensure smooth operation of our building complexes and quality property management, we may also provide property management for each research and development centers. It is envisioned that our property management services will include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair.

ITEM 4.	INFORMATION ON THE COMPANY

Corporate Information

We are a real estate developer. We hold two parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting these two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-tech research and development centers, Nam Tai Inno Park and Nam Tai Inno City, respectively. We expect our principal income in the future will be derived from rental income from these research and development centers. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

Formerly known as Nam Tai Electronics, Inc., we were founded in 1975 and moved our electronics manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available. We relocated to Shenzhen, China in order to capitalize on the significant opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987 (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). Our PRC headquarters and the location of our former manufacturing and design facilities are currently based in Shenzhen, China, approximately 30 miles from Hong Kong. Certain of our subsidiaries’ offices are located in Hong Kong, which provide us access to Hong Kong’s infrastructure of communication and banking facilities. Our corporate administrative matters are conducted in the British Virgin Islands through our registered agent, McNamara Corporate Services Limited, of McNamara Chambers, 2nd Floor, 116 Main Street, P.O. Box 3342, Road Town, Tortola, British Virgin Islands.

In April 2014, we ceased our LCM manufacturing business and re-focused on the development of two parcels of land in Gushu and Guangming, Shenzhen, China, into high-end commercial complexes. We believe that we will derive our principal income in the future from rental income to be generated from these commercial complexes.

Major Events during 2018 to Date

We have two projects in the PRC under development: (i) Nam Tai Inno Park located in Guangming, Shenzhen, and (ii) Nam Tai Inno City located in Gushu, Shenzhen. During early 2018, the development of Nam Tai Inno Park in Guangming, Shenzhen, and Nam Tai Inno City in Gushu, Shenzhen, continues to proceed smoothly.

We have begun certain strategic cooperation with Kaisa, including hiring a number of engineers and real estate professionals from Kaisa to join the Company as officers and employees, as well as appointed one of Kaisa’s founders, Mr. Ying Chi Kwok, as our Executive Director and Chief Executive Officer, together with Ms. Yu Zhang, who had also worked in Kaisa previously, as our Chief Financial Officer. Based on the most recent filing by Kaisa, following its purchase of shares from our chairman, Mr. Koo, and from the public market, Kaisa currently holds approximately 24.5% of our outstanding share capital. With the injection of the new project team and the support from Kaisa, we believe that the Company has significantly increased its execution ability and has become less reliant on external consultants. It is expected that the Company will continue to consult with Kaisa from time to time, leveraging Kaisa’s knowledge and experience in the areas of construction and real estate development

Nam Tai Inno Park

The construction of Nam Tai Inno Park continued with the excavation of its foundation and pile driving in early 2018. We have been conducting a thorough review of our construction and marketing plans and decided to make certain changes, including realigning the unit sizes with the projected market demand, installing more advanced building automation systems, air conditioning system and fire proofing. We have also been fine tuning certain schematic designs to increase construction efficiency, foot and vehicle traffic safety and achieve higher aesthetic value. Due to the size of the project and the resources required, we have also divided the site into eastern and western sections and will engage two separate main construction contractors, each of which will only be responsible for its own section, to ensure construction quality and safety. The two sections will commence construction simultaneously, in lieu of separate phases, to ensure no further delay with our construction plan. We expect to select the two main construction contractors in the first half of 2018.

Nam Tai Inno City

For Nam Tai Inno City, we have also afforded its new project team the opportunity to conduct a thorough review of its former construction and marketing plans. Similar to Nam Tai Inno Park, Nam Tai Inno City will be constructed by sections, with Phase I, the eastern section being constructed first, followed by Phase II, the western section. Building in phases would help us avoid over flooding the market upon completion and better align the roll out of our units with Shenzhen’s urban development plan. We plan to select the architectural design firm for Nam Tai Inno City during the first quarter of 2018, after the new project team has completed its review. In line with the previously announced schedule, we have begun to demolish our old factory buildings located on the Inno City site in the fourth quarter of 2017. The first stage of this process, the eastern section, is expected to be completed in the first half of 2018. After completing the demolishing of the existing headquarters on the eastern section of the Inno City site, the Company will move its headquarters to another location in the Baoan, Shenzhen, purchased in April 2017.

Sale of our Hong Kong Office Property

On February 12, 2018, we sold our Hong Kong office property to our Chairman, Mr. Koo, for $9.7 million after our Audit Committee reviewed two valuation reports prepared by two independent appraisers and our Board of Directors approved the transaction price.

Organizational Structure

The charts below describe the organizational structure of our principal subsidiaries as of December 31, 2017.

Nam Tai Property Inc., or NTP, was founded in 1975, and reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987, and listed on the NYSE under the symbol “NTP”, and is a holding company for the subsidiaries shown in the chart above and discussed below.

100%

Nam Tai Electronic & Electrical Product Limited, or NTEEP, was incorporated in June 2003 in the Cayman Islands. Shares of NTEEP were listed on the Hong Kong Stock Exchange from April 28, 2004 until November 12, 2009, when NTP completed the privatization of NTEEP by tendering for, and acquiring, the 25.12% of NTEEP that NTP did not previously own. After completing the privatization of NTEEP in 2009, NTEEP was a wholly-owned subsidiary of Nam Tai Property Inc.

100%

Nam Tai Investment (Shenzhen) Co., Ltd., or NTISZ, was originally established as Baoan (Nam Tai) Electronic Co., Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the laws of China. Through September 2010, it engaged in the manufacture and sale of consumer electronics and telecommunications products. With effect from October 1, 2010, the businesses and operations of NTISZ were transferred to Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”). NTISZ was transformed into an investment holding company in the PRC in April 2011. NTISZ now serves as the holding company for our land in Gushu, Shenzhen, China, designated for the development of Nam Tai Inno City.

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

Upon the cessation of our original core LCM production business in April 2014, Zastron Shenzhen now serves as the holding company for our land in Guangming, Shenzhen, China, designated for the development of Nam Tai Inno Park.

Wuxi Zastron Precision-Flex Co., Ltd., or Wuxi Zastron Flex, was established in November 2006 as a wholly owned foreign investment enterprise with limited liability and pursuant to the relevant laws of the PRC. Wuxi Zastron Flex began manufacturing and selling FPC boards and FPC subassemblies during 2010. Wuxi Zastron Flex’s sister company, Wuxi Zastron Precision-Tech Co. Ltd, or Wuxi Zastron Tech, also wholly-owned by Nam Tai Investment Limited, was merged into Wuxi Zastron Flex in April 2010. Upon completion of that merger, Wuxi Zastron Tech ceased to exist, and its assets, liabilities and operations were transferred to Wuxi Zastron Flex.

Upon the cessation of our original core LCM production business in April 2014, Wuxi Zastron Flex now serves as the holding company for our parcels of land in Wuxi, Jiangsu, China.

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

We have named our property development project in Guangming, Shenzhen, “Nam Tai Inno Park”. For Nam Tai Inno Park, we obtained the Early Construction Permit for Pile Foundation in May 2017, which allowed us to begin the excavation of foundation and pile driving work. We plan to engage main contractors in early 2018 and begin the construction of the main structure by May 2018.

We have named our property development project in Gushu, Shenzhen, “Nam Tai Inno City”. We have obtained the project initiation approval for the development of Phase I of Nam Tai Inno City from the land department of the local government and we will continue to apply for all other necessary permits and approvals in due course. Phase I covers approximately half of our Gushu site. We expect to obtain all permits and approvals to commence construction of Phase I by January 2019. After completion of the Phase I construction, which is expected to take approximately three years, we intend to apply for the necessary permits and approvals for the construction of Phase II of Nam Tai Inno City. However, this timetable has not been finalized. The buildings that house our former production plant located on the site of our Phase II development had been rented to a third party lessee until October 2017. Based on the current timetable, we do not foresee any immediate difficulties in the permit application process.

As for our Wuxi plant, the factory buildings are listed primarily for rent while we would also consider offers by potential purchasers.

Our Customers/Tenants

Upon the cessation of our LCM manufacturing business in April 2014, we formally transformed our core business from the EMS industry to property development, operation and management. After April 2014, we had two principal tenants: (i) our Guangming tenant who leased our land and building in Guangming, Shenzhen; and (ii) our Gushu tenant who leased the land and buildings that comprised our prior manufacturing facilities in Gushu, Shenzhen. The lease with our Guangming tenant expired in May 2015. The lease with our Gushu tenant expired in October 2017.

Our Land Development Projects

We have two real estate projects in the PRC under development: (i) Nam Tai Inno Park located in Guangming, Shenzhen, and (ii) Nam Tai Inno City located in Gushu, Shenzhen. During 2017, the various license and permit application processes for each of these projects proceeded on schedule and within our expectations. The tables below indicate the gross floor areas and budgetary estimate for these two projects.

Summary of updated gross floor areas for the two projects:

	Nam Tai Inno Park (Approved)		Nam Tai Inno City Phase I + Phase II (Planned)
Land Area in sqm	103,739		52,625
Floor Area Ratio (FAR)	2.59		6.00
Gross Floor Area (GFA) in sqm	Office	175,406	Office + SOHO	187,880
	Apartment	61,000	Apartment	48,300
	Commercial	28,594	Commercial	25,000
	Other	4,159	Other	7,200
	269,159		268,380
Underground Floor Area in sqm	62,673		80,000
Total Construction Floor Area (CFA) in sqm	331,832		348,380
Remarks	The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Updated Budgetary Estimate for the Two Projects:

Budgeted Costs(1)	Nam Tai Inno Park	Nam Tai Inno City Phase I + Phase II
	(in millions)
Construction Costs	312	415
Operation Costs	69	43
Total (Estimated)	381	458

Note:

(1)

The $839 million Schematic Design Estimation was prepared based on a schematic design originally prepared by our architectural design firm. This estimate is used by us for cost control purposes to monitor the costs of design, construction, and other operations. This estimation does   not include the costs of marketing and interior furnishing and makes no adjustment for inflation or financing costs. If the developed properties are offered for sale, the costs would also have to add on land appreciation tax.

Location of the two projects:

The map below indicates the locations of Nam Tai Inno Park and Nam Tai Inno City in Shenzhen city, together with major landmarks such as the Qianhai Pilot Free Trade Zone and Shenzhen Baoan International Airport.

Notes: (1)Traffic plan is based on Shenzhen’s 13th Five-Year Plan (2)Metro Lines 1, 5, 11 are in operation. (3)Metro Lines 6, 12 and 13 are scheduled to open in 2020, 2022 and 2021, respectively.

Growth of Shenzhen City:

The charts below indicate certain historical growth trend of Shenzhen city.

Source: Shenzhen Statistics Bureau

Source: Shenzhen Statistics Bureau

Source: Shenzhen Statistics Bureau	Source: Shenzhen Statistics Bureau

Estimated timetable for the two projects:

	Main Permits & Certificates	Estimated Timetable for Project Completion
		Inno Park	Inno City – Phase I	Inno City – Phase II	2017		2018		2019		2020	2021	2022	2023
A	Land Use Permit	Obtained in June 2015	Apr. 2018	Oct. 2019			★			◆
B	Land Use Right Certificate	Obtained in Sep. 2015	June 2018	Dec. 2019			★			◆
C	Construction Planning Permit	Obtained in Aug. 2017	Dec. 2018	June 2020		▲		★			◆
D1	Early Construction Permit for Pile Foundation	Obtained in May 2017	N/A	N/A	▲
D2	Construction Permit for the Main Structure	May 2018	Jan. 2019	July 2020			▲		★		◆
D3	Construction Acceptance Certificate for the Main Structure	Oct. 2019	Oct. 2020	Feb. 2022						▲	★		◆
D4	Construction Completion	Oct. 2020	Nov. 2021	May 2023							▲	★		◆
E	Property Ownership Certificate	Oct. 2020	Nov. 2021	May 2023							▲	★		◆

Notes:

1.       ▲ is for “Nam Tai Inno Park”; while ★ is for “Nam Tai Inno City – Phase I” and ◆ “Nam Tai Inno City – Phase II”.

2.       Please see ITEM 3 Key Information under the heading “Regulation on Development of a Real Estate Project” for explanations of each permit and certificate.

3.       The construction of “Nam Tai Inno Park” had begun since May 2017 with excavation and pile driving for its foundation; construction of the main structure is expected to commence in May 2018.

4.       The construction of “Nam Tai Inno City - Phase I” is expected to commence around early 2019; while “Nam Tai Inno City - Phase II” is expected to commence around July 2020.

5.       Furnishing of common areas and public utilities is expected to be completed before the scheduled Construction Completion.

6.       We will begin generating income after Construction Completion and new Property Ownership Certificate has been awarded based on the completed complexes.

Design of Nam Tai Inno Park

The blueprint below shows the current design of Nam Tai Inno Park and planned usage of this complex:

Below is an artistic rendition of the current design of Nam Tai Inno Park.

Property, Plant and Equipment

Our registered office in the British Virgin Islands is located at McNamara Chambers, 2nd Floor, 116 Main Street, Road Town, Tortola, British Virgin Islands. Corporate administrative matters in the British Virgin Islands are conducted at this office through our registered agent, McNamara Corporate Services Limited.

The table below lists the locations, square meters, principal use and the expiration dates of land use rights on the facilities used in our principal operations as of December 31, 2017:

Location	Approximate Square Meters	Principal or Presently Contemplated Use	Owned(1) or lease expiration date
Principal Facilities
Hong Kong, SAR	204	Administrative Office	Owned
Guangming, Shenzhen, China	103,739	Nam Tai Inno Park	2057(2)
Gushu, Shenzhen, China	26,314	Nam Tai Inno City – Phase I	2043(3)
	26,311	Nam Tai Inno Park – Phase II	2049(3)
Baoan, Shenzhen, China	1,207	Corporate Headquarters	2054(4)
Wuxi, Jiangsu Province, China	43,698	To be leased or sold	2056(5)

Notes:

(1)

Only the PRC government and collectives may own land in China. We have entered into a land lease agreement with the PRC government that gives us the land use rights for 50 years for each of our land located in Guangming, Shenzhen; Gushu, Shenzhen; and Wuxi, Jiangsu. Our understanding of the practice as it exists today is that at the expiration of the land lease, we may be given the right to renew the lease.

(2)	We acquired 50-year land leases in 2007. We plan to develop and convert this parcel of land into a high-end research and development park, i.e. Nam Tai Inno Park.
(3)

We acquired 50-year land leases in 1993 and 1999, respectively for the adjacent plots. We plan to develop and convert these two parcels of land totaling 52,625 square meters into high-end research and development park, i.e. Nam Tai Inno City.

(4)

In April 2017, we purchased a new office for a total amount of $13.4 million in PRC. The new office is primarily held for use as our corporate headquarters. The land use right of new office will expire in 2054.

(5)

We acquired 50-year land leases in 2006. Construction for our Wuxi facility was completed in 2009, mass production at this facility began in 2010 but ceased in June 2013. As of January 31, 2018, our Wuxi facility is listed for sale and long-term lease by real estate agents.

Hong Kong

In October 2005, Nam Tai restructured its subsidiaries to focus its operations in China. As of January 31, 2018, we only maintain a minimal workforce in Hong Kong. On February 12, 2018, we sold our Hong Kong office property to our Chairman, Mr. Koo, for $9.7 million after our Audit Committee reviewed two valuation reports prepared by two independent appraisers and our Board of Directors approved the transaction price.

Guangming, Shenzhen, China

Nam Tai Inno Park

In June 2007, we entered into an official land use transfer agreement and a supplemental agreement with Shenzhen Municipal Bureau of State Land and Resources, pursuant to our commitment specified in the official project investment agreement we signed with the Guangming Hi-Tech Industrial Park in 2006. Consequently, we acquired approximately 103,739 square meters of land zoned as M-1 with 50 years of land use rights starting from 2007 in Guangming District, Shenzhen. We paid a land price of approximately $9.1 million, whereas relocation allowances to the local residents and other related costs were funded by internal resources. We plan to develop this property under the name “Nam Tai Inno Park” as a middle or high-end research and development complex with units available for long-term leases. As of January 31, 2018, we have substantially completed the excavation and pile driving for Nam Tai Inno Park.

Gushu, Shenzhen, China

Nam Tai Inno City

We once housed our principal manufacturing facilities in Gushu, Shenzhen. We ceased our core LCM production business by the end of April 2014 and sold all of our machinery and production lines at our Gushu manufacturing facilities. We plan to develop and convert the parcel of land of approximately 52,625 square meters into high-end research and development complexes under the name “Nam Tai Inno City” primarily for self-ownership and rental, with certain units for sale.

Phase I of Nam Tai Inno City, the eastern section, an area of approximately 26,311 sqm, is zoned as M-0 with 50 years of land use rights starting from 1993. We intent to complete the demolition of our existing facilities on the eastern section in early 2018. Upon which, we plan to re-execute the land use rights contract with urban planning, land and resource department in the second quarter of 2018, which would restart the 50 years land use rights from the date of re-execution.

Phase II of Nam Tai Inno City, the western section, an area of approximately 26,314 sqm, is currently zoned as M-1 with 50 years of land use rights starting from 1999. We plan to apply for the M-0 zoning approval on June 2020, after our existing facilities on the western section have aged for 15 years, or earlier based on our development plan and the proposed usage of Nam Tai Inno City. We plan to re-execute the land use rights contract at the same time, which would also restart the 50 years land use rights from the date of re-execution.

Baoan, Shenzhen, China

Corporate Headquarters

In April 2017, we purchased a new office for a total amount of $13.4 million. The new office is primarily held for use as our corporate headquarters. The land use right of new office will expire in 2054. We recorded the amount of the new company under property, plant, and equipment on balance sheet.

Wuxi, China

Former Manufacturing Facilities

In January 2008, we began construction of our Wuxi manufacturing facilities on approximately 43,698 square meters of land we acquired in December 2006, i.e. Wuxi. We completed construction in 2009, and by the end of 2009, we had installed machinery and equipment to manufacture FPC boards and FPC subassemblies, with approximately 14,000 square meters of space for our manufacturing operations. We commenced manufacturing operations at this factory in 2010. However, following final evaluation on the viability of our FPC and LCM production business and considering the lack of customer orders, we discontinued our manufacturing of FPC and LCMs for tablets in our Wuxi facilities at the end of March 2013 and June 2013, respectively. The production operations at our Wuxi manufacturing facilities ceased entirely by June 2013. We sold all of our machinery and production lines in September 2014. Currently, our land and factory buildings are listed primarily for rent while we would also consider offers by potential purchasers.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved Staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties particularly statements found under the heading entitled “Trend Information”. You can identify these forward-looking statements by words such as “aim”, “anticipate”, “believe”, “consider”, “continue”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “plan”, “potential”, “predict”, “project”, “propose”, “seek”, “can”, “could”, “may”, “might”, “will”, “would”, “shall”, “should” and the negative forms of these words and other similar expressions. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in Regarding Use of Forward Looking Statements under the section of this Report entitled ITEM 3. Key Information – Risk Factors. This section should be read in conjunction with our consolidated financial statements included as ITEM 18. Financial Statements in this Report.

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

Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from the U.S. dollar to the RMB. This change was made upon the progress of the property development projects in China causing the Company’s subsidiaries primary operating activities to be denominated in RMB and making the RMB the currency of the economic environment in which the entities primarily generate and expend cash. As of December 31, 2017, we recorded $5.9 million of net foreign currency translation loss in accumulated other comprehensive loss as a component of shareholders’ equity.

For the Company and subsidiaries outside of China, the functional currencies are U.S. dollars and Hong Kong dollars, as expense transactions are generally denominated in U.S. dollars and Hong Kong dollars. The Company had a significant portion of cash and cash equivalent, short term investment, and long term investment denominated in RMB. The fluctuation of foreign exchange primarily relates to our need to convert RMB to U.S. dollars and Hong Kong dollars for our operations, and the depreciation of the RMB against the U.S. dollar and/ or Hong Kong dollar reduces the U.S. dollar amount and Hong Kong dollar amounts we receive from the conversion.

The following table shows the percentage fluctuation in the exchange rate of the RMB to the U.S. dollar during each of the past three years ending December 31:

RMB Exchange Rate to US$1.00 at December 31(1)
2015		2016		2017
Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)
6.50	(4.84%)	6.94	(6.77%)	6.52	6.05%

Notes:

(1)	RMB to U.S. dollar data presented in this table was derived from the published exchange rates from bank in China.
(2)	From exchange rate at preceding December 31.

In mid-2008, the PRC government halted the appreciation of the RMB against the U.S. dollar as it did prior to July 21, 2005 because of concerns that a stronger RMB made PRC exports less competitive during a global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the U.S. dollar during 2009. However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar, which decreasing approximately 4.84% and 6.77% during 2015 and 2016, but RMB has appreciated against U.S. dollar and increase by approximately 6.05% in 2017. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Our subsidiaries operating in Hong Kong are subject to an income tax rate of 16.5% for the years ended 2015, 2016 and 2017. We calculate income tax provision by applying the income tax rate to our estimated taxable income earned in or derived from Hong Kong during the applicable period.

Efforts by the PRC government to increase tax revenues could result in decisions or interpretations of the tax laws by China’s tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in PRC tax laws or their interpretation or application may subject us to additional PRC taxation in the future. For example, following the implementation of the EIT Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. During the year of 2013 to 2017, the new enterprise income tax rate is 25%.

Our effective tax rate was nil since there were net losses for each of the three years ended December 31, 2015, 2016 and 2017, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31,
	2015	2016	2017
Applicable statutory tax rates	25%	25%	25%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(4)%	(1)%	5%
Change in valuation allowance	26%	15%	44%
Reversal of tax loss cannot be recoverable in future	—	(18)%	24%
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purpose: Non-deductible and non-taxable items:	(48)%	(30)%	(79)%
Loss from discontinued operations and others	1%	9%	(19)%
Effective tax rates	—	—	—

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

No allowance was made against our accounts receivable at December 31, 2015, 2016 and 2017, respectively.

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

For the years ended December 31, 2016 and 2017, we did not recognize any impairment for our active projects, consisting of projects under construction or planning or assets held for sale.

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

We recorded a decrease in rental income of 15.8% for 2016 when compared to 2015 and a decrease of 26.2% for 2017 compared to 2016.

The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,			% increase/(decrease)
	2015	2016	2017	2016 vs 2015	2017 vs 2016
Operation income	$2,978	$2,508	$1,851	(15.8%)	(26.2%)
Net operation income	$1,029	$1,768	$1,851	71.8%	4.7%
Operating loss	$(12,833)	$(6,591)	$(7,599)	n/a(1)	n/a(1)
Loss before income tax	$(13,158)	$(9,534)	$3,944	n/a(1)	n/a(1)
Consolidated net loss	$(13,158)	$(9,534)	$3,944	n/a(1)	n/a(1)
Basic loss per share	$(0.32)	$(0.26)	$0.11	n/a(1)	n/a(1)
Diluted loss per share	$(0.32)	$(0.26)	$0.11	n/a(1)	n/a(1)

Note:

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

The following table sets forth other (expense) income, net (in thousands) for the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,			% increase/(decrease)
	2015	2016	2017	2016 vs 2015	2017 vs 2016
Foreign exchange (loss) gain, net	$(8,678)	$(8,294)	$8,582	n/a(1)	n/a(1)
Interest income from finance lease receivable	$303	$16	$—	(94.7%)	(100%)
Gain on disposal of idle property, plant and equipment	$106	$8	$—	(92.5%)	(100%)
Loss from discontinued operations	$(630)	$(634)	$(693)	0.63%	9.31%
Income from selling residual scraps from demolished buildings	$—	$—	$529	n/a	n/a
Others	$880	$407	$77	(53.8%)	(81.1%)
	$(8,019)	$(8,497)	$8,495	n/a(1)	n/a(1)

Note:

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

Foreign exchange loss, net is primarily attributable to the depreciation of RMB against U.S. dollar. RMB depreciated to RMB6.20 to US$1.00 as of December 31, 2014, RMB6.50 to US$1.00 as of December 31, 2015 and RMB6.94 to US$1.00 as of December 31, 2016 and appreciated to RMB6.52 to US$1.00 as of December 31, 2017.

Interest income from finance lease receivable in 2015, 2016 and 2017 was sourced from the leasing of property, plant and equipment to a third party with a period from April 1, 2012 to March 31, 2016.

We had a gain on disposal of idle property, plant and equipment in 2015, 2016 and 2017 primarily in relation to the disposal of property and equipment as we started to cease our production operations in 2013.

Other income in 2015, 2016 and 2017 primarily related to reversal of a provision of professional fee of $0.5 million and government allowance of $0.2 million received in 2015 and reversal of a provision of professional fee of $0.1 million and final award of $0.2 million from a legal case in 2016, and sales proceed of $0.5 from material of our old factory buildings located on the eastern section of the Nam Tai Inno City site after their demolition in 2017, respectively.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of operation income for the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
	2015	2016	2017
Operation income	100.0%	100.0%	100.0%
Operation expenses	(65.4)%	(29.5)%	100.0%
Net operation income	34.6%	70.5%	100.0%
General and administrative expenses(1)	(465.5)%	(333.3)%	(510.5)%
Operating loss	(430.9)%	(262.8)%	(410.5)%
Other (expenses) income, net	(269.2)%	(338.8)%	458.9%
Interest income	270.4%	221.5%	411.7%
Interest expense	(12.1)%	—	—
Write off of demolished building	—	—	(247.1)%
(Loss) income before income tax	(441.8)%	(380.1)%	213.0%
Income tax	—	—	—
Consolidated comprehensive (loss) income	(441.8)%	(380.1)%	213.0%

Note:

(1)	General and administrative expenses include employee severance benefits of nil, nil and $0.2 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operation Income. Our operation income decreased to $1.9 million in 2017 from $2.5 million in 2016. This decrease was mainly related to the expiration in October 2017 of the lease agreement that rented out a portion of our land and building located in Gushu, Shenzhen.

General and Administrative Expenses. Our general and administrative expenses increased to $9.5 million in 2017 from $8.4 million in 2016. The $1.1 million increase was mainly attributable to an increase of $0.7 million for Nam Tai Inno Park’s ground breaking ceremony and an increase of $0.4 million in salaries and benefits.

Other Income (expense), Net. During 2017, our other income was $8.5 million compared to other expenses $8.5 million in 2016. The increase was mainly attributable to the gain on currency exchange due to appreciation of RMB against U.S. dollar from 6.94 in January 2017 to 6.52 in December 2017, and depreciation of RMB against U.S. dollar from 6.50 in January 2016 to 6.94 in December 2016.

Interest Income. Our interest income was $7.6 million, which increased by $2.0 million from $5.6 million in 2016. The increase primarily resulted from the deposit interest rates in Hong Kong and the PRC being higher than in 2016 although the cash and cash equivalents and short term investments decreased from $184.2 million in 2016 to $165.2 million in 2017.

Consolidated comprehensive income (loss). Consolidated comprehensive income increased to $10.3 million in 2017 from loss of $17.3 million in 2016. The increase was mainly attributable to an exchange gain of $8.6 million and a foreign currency translation gain of $6.3 million as a result of the appreciation of Renminbi against the US dollar during the twelve months ended December 31, 2017, partly offset by the loss of $4.6 million related to the write down of our old factory buildings located on the site of Phase I of Nam Tai Inno City after their demolition, an exchange loss of $8.3 million and a foreign currency translation loss of $7.7 million as a result of the depreciation of Renminbi against the US dollar during the twelve months ended December 31, 2016;

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Operation Income. Our operation income decreased to $2.5 million in 2016 from $3.0 million in 2015. This decrease was mainly related to the expiration in June 2015 of the lease agreement that rented out a portion of our land located in Guangming, Shenzhen., which impacted 2016 results for the full period versus six months in 2015.

General and Administrative Expenses. Our general and administrative expenses decreased to $8.4 million in 2016 from $13.9 million in 2015. The $5.5 million decrease was mainly attributable to a decrease of $4.0 million for the partial legal fees relating to our Directors’ and Officers’ Liability Insurer award against us and $1.2 million for depreciation expenses in 2016.

Other Expense, Net. During 2016, our other expense was $8.5 million compared to $8.0 million in 2015. The increase was mainly attributable to the loss on currency exchange due to depreciation of RMB against U.S. dollar from 6.50 in January 2016 to 6.94 in December 2016, and from 6.20 in January 2015 to 6.50 in December 2015.

Interest Income. Our interest income was $5.6 million in 2016, which decreased by $2.5 million from $8.1 million in 2015. The decrease was primarily the result of lower cash and cash equivalents and short term investments from $207.4 million in 2015 to $184.2 million in 2016.

Consolidated comprehensive loss. Consolidated comprehensive loss decreased to $17.3 million in 2016 from $17.6 million in 2015.

Liquidity and Capital Resources

Liquidity

In 2015, 2016 and 2017, we did not have any off-balance sheet financing arrangements, such as securitized receivables or access to assets through special purpose entities, which could act as sources of liquidity. During the year of  2015, 2016 and 2017, our primary uses of cash were payments relating to the development of our land parcels in Guangming and Gushu.

We had working capital of $152.6 million as of December 31, 2017 compared to net working capital of $194.7 million as of December 31, 2016. The principal components of our working capital as of December 31, 2016 consisted of cash and cash equivalents, short term investments and assets held for sale, and that as of December 31, 2017 consisted of cash and cash equivalents. The decreases in these components of $42.1 million as of December 31, 2017 from levels as of December 31, 2016, primarily resulted from a decrease of $89.6 million in short term investments and decrease of 19.0 million in assets held for sale, but partly offset by an increase by $70.6 million in cash and cash equivalent.

Historical Capital Expenditures

The table below shows our major capital expenditures for the years 2015, 2016 and 2017:

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Nam Tai Inno Park	$1,993	$6,177	$16,269
Nam Tai Inno City	$120	$129	$847
New Corporate Headquarters	$—	$—	$13,376

Total	$2,113	$6,306	$30,492

Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant acquisition or strategic investment opportunities, which we regularly explore, and prevailing economic conditions.

Notes on Balance Sheet Reclassification

Our capital expenditures for Nam Tai Inno Park, Nam Tai Inno City are initially recorded as “real estate properties under development, net” on the assets side of our balance sheet, which also included write down of demolished buildings on the site of Phase I of Nam Tai Inno City of $4.6 million in 2017. Our capital expenditures for our corporate headquarters are recorded as “property, plant and equipment”. For our property in Wuxi, when our management changed its intention with respect to the use of the property from assets held for sale to a potential rental property, we also reclassify it from “assets held for sale” to “property, plant and equipment” as of December 31, 2017.

Planned Capital Expenditures

For 2018, our planned capital expenditures is estimated to be $153.5 million for the two major real estate development projects, of which $132.9 million has been allocated to Nam Tai Inno Park, and $20.6 million has been allocated for Nam Tai Inno City, which the Board of Directors approved on October 27, 2017. We believe that our level of internal resources, which include cash and cash equivalents, long term investments, and available borrowings under our credit facilities, and our working capital requirements are sufficient to maintain our business operations for at least the next twelve months. Should we desire to pursue acquisition opportunities or undertake additional significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. We cannot assure you that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.

The following table sets forth, for the years ended December 31, 2015, 2016 and 2017, selected consolidated cash flow information:

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Net cash (used in) provided by operating activities	$(8,782)	$(5,210)	$2,259
Net cash provided by (used in) investing activities	$38,011	$(44,120)	$62,615
Net cash used in financing activities	$(75,938)	$(5,906)	$(3,358)
Net (decrease) increase in cash and cash equivalents	$(46,709)	$(55,236)	$61,516

Net cash provided by operating activities for 2017 was $2.3 million. This consisted primarily of a $3.9 million consolidated net income, write off of demolished buildings on our Nam Tai Inno City – Phase I site of $4.6 million, non-cash item share-based compensation expense of $1.1 million, depreciation and amortization of $0.3 million. Net cash provided by operating activities was partially offset by unrealized foreign exchange gain of $6.7 million, and an increase in prepaid expense and other receivables of $1.0 million.

Net cash provided by investing activities was $62.6 million for 2017, consisted primarily of a decrease of $89.7 million for short term investments, but partially offset by payment of real estate properties under development of $11.9 million, purchase of property, plant and equipment of $13.4 million, and an increase in long term investment $2.3 million.

Net cash used in financing activities was $3.4 million for 2017, represented $10.3 million for cash dividend paid, but partially offset by $6.9 million for proceeds from option exercise.

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

Net cash used in financing activities was $5.9 million for 2016, representing $6.3 million for our share repurchase program and $2.9 million for cash dividend paid. Net cash used in financing activities was partially offset by $3.3 million for proceeds from option exercise.

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

Net cash used in financing activities was $75.9 million for 2015, representing $132.4 million for repayment of short term bank borrowing including the repayment of $40.0 million borrowed in 2014 and $92.4 million borrowed in 2015, $36.7 million for share repurchase program and $3.2 million for cash dividends paid. Net cash used in financing activities was partially offset by $92.4 million for proceeds from short term bank borrowings and $4.0 million for proceeds from option exercise.

For the years ended December 31, 2015, 2016 and 2017, we had no guaranteed loans. In 2015, NTISZ and Zastron Shenzhen acted as guarantors of banking facilities amounting to $90.0 million including default interest and other costs and expenses.

We had no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect our liquidity.

Capital Resources

As of December 31, 2017, we had $165.2 million in cash and cash equivalents and $2.3 million of long term investments, compared with $94.6 million in cash and cash equivalents and $89.6 million of short term investments, as of December 31, 2016

As of December 31 2017, we had no bank loans.

Our contractual obligations, including purchase obligations as of December 31, 2017 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments (in thousands) due by period
Contractual Obligations	Total	2018	2018 to 2020	After 2021
Capital commitments	7,224	4,862	2,362	—
Total	$7,224	$4,862	$2,362	$—

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

In April 2014, we ceased our LCM manufacturing business and turned our focus to the redevelopment of two parcels of land in Gushu and Guangming, Shenzhen into high-end commercial complexes. Inflation has not had a significant effect on our business during the past two years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this Report, we have not been materially affected by any inflation or deflation.

Recent Changes in Accounting Standards

In January 2017, the FASB issued No.2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This update provides a more robust framework to use in determining when a set of assets and activities is a business and provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public business entities, this update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The adoption of ASU 2017-01 is not expected to have a material impact on the Company’s consolidated financial statements in 2018.

In January 2017, the FASB issued No.2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This update states an entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, where Step 2 from the goodwill impairment test is eliminated. In addition, any reporting unit with a zero or negative carrying amount is no longer required to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. For public entity, this update is effective for annual or any interim periods beginning after December 15, 2019. We are evaluating the new pronouncement to determine the impact it may have to our consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, Other income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. This update includes guidance on the accounting for partial sales of nonfinancial assets, which are common in the real estate industry, and contributions of nonfinancial assets to a joint venture or other noncontrolled investee. This update indicates income-producing real estate is considered in substance real estate and, therefore, is derecognized in accordance with industry-specific guidance. It also simplifies GAAP by eliminating several accounting differences between transactions involving assets and transactions involving businesses and requires an entity to initially measure a retained noncontrolling interest in a nonfinancial asset at fair value consistent with a how a retained noncontrolling interest in a business is measured. For public business entities, this update is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The adoption of ASU 2017-05 is not expected to have a material impact on the Company’s consolidated financial statements in 2018.

In March 2017, the FASB issued No. 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the presentation of net periodic pension cost and net periodic postretirement benefit cost by adding a standard-setting project to provide additional guidance on the presentation of net benefit cost in the income statement and on the components eligible for capitalization in assets and requires that an employer report the service cost component in the same line item as other compensation costs arising from services rendered by the pertinent employees during the period. This Update requires additional disclosures, including amount of net benefit cost recognized for each period for which a statement of income is presented. For public business entities, this Update is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The adoption of ASU 2017-07 is not expected to have a material impact on the Company’s consolidated financial statements in 2018.

In May 2017, the FASB issued ASU No. 2017-09, Stock Compensation (Topic 718): Scope of Modification Accounting. This update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting in this update. This update is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period for public business entities for reporting periods for which financial statements have not yet been issued. The adoption of ASU 2017-09 is not expected to have a material impact on the Company’s consolidated financial statements in 2018.

In May 2017, the FASB issued ASU No.2017-10, Service Concession Arrangements (Topic 853): Determining the Customer of the Operation Services. This update clarifies the grantor is the customer of the operation services in all cases for those arrangements and enable more consistent application of other aspects of the revenue guidance. This update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of ASU 2017-10 is not expected to have a material impact on the Company’s consolidated financial statements in 2018.

In September 2017, the FASB issued No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606): Amendments to SEC paragraphs pursuant to the staff announcement at the July 20, 2017 EITF meeting and rescission of prior SEC staff announcements and observer comments. For public business entities, this Update is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The adoption of ASU 2017-13 is not expected to have a material impact on the Company’s consolidated financial statements in 2018..

In February 2016, the FASB issued ASU 2016-02, Lease (Subtopic 842): This Update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In January 2018, the FASB issued No. 2018-01, Land Easement Practical Expedient for Transition (Topic 842): Amendments of new leases guidance allows entities the option to apply the provisions of the new leases guidance at the effective date, without adjusting the comparative periods presented. This Update also simplifies the reporting and disclosures for lessors for certain leases in which they also provide related services. This Update allows lessors to not separate the nonlease components from the lease. For public business entities, this Update is effective for annual reporting periods beginning after December 15, 2018. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

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

Following the cessation of our LCM business in April 2014, we have focused on the redevelopment of the two land parcels in Gushu and Guangming, Shenzhen, into middle or high-end commercial complexes under the names “Nam Tai Inno Park” and “Nam Tai Inno City”, respectively. Upon the completion of development of these two parcels of land, we will become the landlord and manager of the commercial complexes.

Off-balance Sheet Arrangements

For 2017, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Managers

Our current directors and senior management, and their ages as of January 31, 2018, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries
Ming Kown Koo	74	Executive Chairman of the Board
Ying Chi Kwok	50	Member of the Board of Directors
Peter R. Kellogg	76	Member of the Board of Directors
Mark Waslen	58	Member of the Board of Directors
Lorne Waldman	51	Member of the Board of Directors
Dr. Wing Yan (William) Lo	58	Member of the Board of Directors
Julian Lin	47	Member of the Board of Directors
Yu Zhang	38	Senior Management
Xiaoxia (Shirley) Yin	41	Senior Management

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

Ying Chi Kwok. (Year of Birth: 1967). Mr. Kwok has served on our Board of Directors since October 2017 and as our Chief Executive Officer since February 2018. Mr. Kwok was born in Guangdong, China. Mr. Kwok was the co-founder of Kaisa and Fulbright Financial Group. Kaisa was established in 1999, where Mr. Kwok served as one of its directors. Kaisa was listed on the Hong Kong Stock Exchange in 2009 (1638.HK) and Mr. Kwok served as Kaisa’s vice-chairman and a director from 2009 to 2014. Since 2015, Mr. Kwok has been serving as its senior adviser.

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

Mark Waslen. (Year of Birth: 1960). Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including Financial Controller, Secretary and Treasurer. Since June 1, 2010, Mr. Waslen is employed as a Partner with MNP LLP, a Canadian Chartered Accountant and business advisory firm. From 2001 to 2010, Mr. Waslen was employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. Prior to joining Berris Mangan, Mr. Waslen has been employed by various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.

Lorne Waldman. (Year of Birth: 1966). Mr. Waldman has served on our Board of Directors since March 2015 and serves as Chairman of our Compensation Committee. Mr. Waldman is currently the Senior Vice President and in-house legal counsel of Silvercorp Metals Inc, the largest primary silver producer in China with mines in Henan and Guangdong Provinces of China, which is listed on Toronto Stock Exchange (TSX: SVM) and NYSE American Exchange. Prior to that, Mr Waldman served as in-house legal counsel and corporate secretary within Nam Tai group from 1996 to 2007. Mr. Waldman earned a Master of Business Administration and a law degree from the University of British Columbia and a Bachelor of Commerce degree from the University of Calgary, Canada.

Dr. Wing Yan (William) Lo. (Year of Birth: 1961). Dr. Lo has served on our Board of Directors since July 2003 and serves as Chairman of our Nominating/Corporate Governance Committee. Dr. Lo is an experienced executive in the TMT (technology, media and telecommunications) and consumer sectors. He has held senior positions in the past in China Unicom, Hongkong Telecom, Citibank HK, I.T Limited and South China Media Group. He is currently the Vice Chairman of Kidsland International Holdings Limited (SEHK:2122) which owns one of the largest toys and children products distribution networks in the PRC and is the exclusive operator of LEGO certified stores in Hong Kong. Dr. Lo graduated from Cambridge University with a M.Phil. degree in

Pharmacology and a Ph.D. degree in Molecular Neuroscience in the 80's. Dr. Lo currently serves as an independent non-executive director of a number of publicly listed companies in Hong Kong, including Television Broadcasts Ltd (SEHK: 511), CSI Properties Ltd (SEHK: 497), SITC International Limited (SEHK: 1308), and Jing Rui Holdings Limited (SEHK:1862) and Ronshine China Holdings Limited (SEHK:3301). Dr. Lo is also the Founding Governor of the Charles K. Kao Foundation for Alzheimer's Disease and the ISF Academy as well as the present Chairman of Junior Achievement HK. Dr. Lo is currently a member of the Cyberport Advisory Panel and a member of the Hospital Governing Committee of the Hong Kong Red Cross Blood Transfusion Service. In 1998, Dr. Lo was appointed as a Hong Kong Justice of the Peace. From 2003 to 2006, he was appointed as a Committee Member of Shantou People’s Political Consultative Conference.

Julian Lin. (Year of Birth: 1970). Mr. Lin has served as our President and General Counsel since February 2018 and as a member of our Board of Directors since October 2017. Previously, Mr. Lin served as our Chief Executive Officer from May 2017 to January 2018 Prior to joining us, Mr. Lin has worked for more than five years as our chief external counsel where he gained familiarity with our business, operations and finance. Mr. Lin has been practicing as an attorney for more than 15 years and was previously a partner in one of the largest U.S. law firms in Hong Kong. His legal practice encompasses a broad range of capital markets, private equity, mergers and acquisitions.

Yu Zhang. (Year of Birth: 1980). Ms. Zhang has served as our Chief Financial Officer since February 2018. Previously, she served as the Chief Financial Officer of our PRC subsidiaries from September 2017 to January 2018. Ms Zhang is a qualified CPA in the PRC. Prior to joining us, Ms. Zhang worked as a financial manager in Kaisa and was primary in charge of audit for Kaisa’s resumption of trading and for its various bond issuances. Ms. Zhang had also practiced as a senior auditor and tax consultant for many years in Jonten Certified Public Accountants (LLP). Her audit practices encompass a wide range of matters, including initial public offerings, due diligence investigation, mergers and acquisitions. Ms. Zhang has extensive work experience in the areas of real estate development in China, including financial management, internal control, tax planning, investment and fund raising.

Xiaoxia (Shirley) Yin. (Year of Birth: 1977). Ms. Yin has served as our Project Director since September 2017. She has nearly 20 years of work experience in large-scale real estate design and development institutes and companies, during which she has served in Kaisa for ten years. Ms. Yin is familiar with laws and regulations in the domestic real estate industry, and has rich experience in real estate design and development, construction, investment attraction and project operation. During the two years prior to joining us, Ms. Yin has served in Kaisa Technology Group, and was directly responsible and involved with International Technology Innovation Valley Project in Central China, Kaisa Science and Technology Square Project, Shangxu Niuguling Network of Things Industrial Park Project, Jingbei International Health Valley Project.

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

Compensation of Directors and Management

Compensation on an Aggregate Basis

The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2017 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $3.4 million.

In May 2017, we granted to a member of our senior management stock options to purchase 400,000 shares of the Company exercisable at $7.95 per share and 400,000 shares of the Company exercisable at $15.00 per share. According to the option certificates, these options will vest per annum in four equal portions. The first portion vested on May 1, 2017 and expired on December 31, 2017. The remaining three portions shall vest on January 1 and expire on December 31 in 2018, 2019 and 2020, respectively.

In March 2017, we granted to a member of our senior management stock options to purchase 75,000 shares of the Company, These options granted are exercisable at $7.10 per share, and according to the option certificates, the options will vest per annum in five equal portions. The first portion vested on March 3, 2017 and expired on December 31, 2017. The remaining four portions shall vest on January 1 and expire on December 31 in 2018, 2019, 2020 and 2021, respectively.

In July 2016, we granted to our directors stock options to purchase an aggregate of 1,550,000 of our common shares at an exercise price of $6.22 per share, 15% above the closing price of our common stock on the date of the grant. We also granted to our management and employees stock options to purchase an aggregate of 1,060,000 of our common shares at an exercise price of $5.41 per share equal to the closing price of our common stock on the date of the grant. According to the option certificates, the options granted to directors, management and employees vested per annum in five equal portions. The first portion vested on July 29, 2016 and expired on July 28, 2017. The remaining four portions shall vest on January 1 and expire on December 31 in 2017, 2018, 2019 and 2020, respectively.

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

During the year ended December 31, 2014, we granted to our directors, under our stock option plan, options to purchase an aggregate of 60,000 of our common shares at an exercise price of $8.05 per share. The exercise price of the shares covered by the options granted during 2014 was equal to the fair market value of our shares on the date of grant. The closing price of our common stock on the date of grant, June 6, 2014, was $8.05, as reported on the NYSE. The options granted during 2014 expired on the third anniversary of their grant date in 2017.

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

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, or MPF, scheme, a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. The MPF is available to all employees aged 18 to 64 and with at least 60 days of service at Nam Tai in Hong Kong. We contribute 5% of the employee’s income. The maximum income for contribution purposes per employee is $3,836 per month. Staff members are entitled to 100% of the Company’s contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong at the end of employment contracts.

The cost of our contributions to the staff retirement plans in Hong Kong and China amounted to approximately $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Compensation on an Individual Basis*

Directors Compensation

The following table presents the total compensation paid to each of our non-management directors during 2017:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Peter R. Kellogg	64,800	52,171	—	116,971
Charles Chu	35,600	(55,298)	—	(19,698)
Mark Waslen	68,800	52,171	—	120,971
Lorne Waldman	68,800	52,171	—	120,971
Dr. Wing Yang (William) Lo	65,600	52,171	—	117,771

Notes:

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees.
(2)	Consists of the US$ amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.
*

Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this Report and plan to do so in our proxy statement for our 2018 Annual Meeting of Shareholders (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefore promulgated under the Securities Exchange Act of 1934). See ITEM 3. Key Information of this Report under the heading “Risk Factors – Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections and information afforded to investors”. By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this Report or in our proxy statement, we are not undertaking any duty, and investors and others reviewing this Report should not expect, that we will continue to make such disclosures in any future Reports or in our proxy statements as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this Report may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this Report do not necessarily comply with the applicable requirements therefore under Form 10-K or Regulation 14A and this Report does not contain all disclosures required by ITEM 11 of Form 10-K or ITEM 8 of Schedule 14A of Regulation 14A.

(3) During the course of an internal inquiry with respect to Charles Chu’s historical beneficial shareholding of the Company, Mr. Chu tendered his resignation from the Board, and the Company agreed to terminate Mr. Chu’s position on the Board effective September 22, 2017. As a result of his departure, Mr. Chu’s options were cancelled for 150,000 common shares of the Company at an exercise price of $6.22 and 15,000 common shares of the Company at an exercise price of $5.33.

Options Granted During the Year and Held by Directors, at December 31, 2017

Prior to 2016, our policy was to grant to non-employee directors on an annual basis, upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. In July 2016, we granted to our non-employees directors stock options to purchase an aggregate of 750,000 of our common shares at an exercise price of $6.22 per share, 15% above the closing price of our common stock on the date of the grant. According to the option certificates, the options vest per annum in five equal portions. The first portion vested on July 29, 2016 and expired on July 28, 2017. The second portion vested on January 1, 2017 and expired on December 31, 2017.The remaining three portions shall vest on January 1 and expire on December 31 in 2018, 2019 and 2020, respectively.

Compensation on an Individual Basis — Executive Officers of the Group

The following table sets forth a summary of the compensation which we (including our subsidiaries) paid to Mr. Koo and our highest paid executive officers (still in service as of December 31, 2017) during 2017.

Summary Compensation Table

Name and Principal Position	2015		2016		2017
Ming Kown Koo, Nam Tai’s Executive Chairman, Chief Financial Officer
Salary(1)	1,279,367	(3)	1,248,723	(3)	1,243,791	(3)
Other compensation and benefits(2)	497,286	(4)	311,240	(4)	294,764	(4)
Total	1,776,653		1,559,963		1,538,555
Julian Lin, Chief Executive Officer of Nam Tai
Salary(1)	—		—		592,000	(3)
Other compensation and benefits(2)	—		—		511,466	(4)
Total	—		—		1,103,466
Yu Zhang, Senior Management
Salary	—		—		21,091	(3)
Other compensation and benefits(2)	—		—		13,752
Total	—		—		34,843
Xiaoxia (Shirley) Yin, Senior Management
Salary	—		—		125,010	(3)
Other compensation and benefits(2)	—		—		58,959
Total	—		—		183,969
Pi Hao Liu, Administrative Consultant , Former Chief Executive Officer of Nam Tai
Salary(1)	211,200		199,095		64,925	(3)
Other compensation and benefits(2)	62,641		102,639		23,272
Total	273,841		301,734		88,197

Notes:

(1)

Consists of the basic salary earned by the named executive officers during the year indicated. Cash compensation included in the table was paid to Nam Tai’s senior executives in HK$ and RMB, respectively and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00: HK$7.79, $1.00:RMB6.78 for 2017, $1.00: HK$7.76, $1.00:RMB6.63 for 2016, $1.00: HK$7.75, $1.00:RMB6.25 for 2015, respectively.

(2)

To the extent applicable to the named individual, consists of amounts paid for housing, golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums, bonus and fees for annual physical examination.

(3)

Mr. Koo was appointed as Nam Tai’s Chief Financial Officer effective March 1, 2009, resigned on April 30, 2015 and reappointed again on May 17, 2016. Mr. Koo’s salary for serving as Nam Tai’s Chief Financial Officer during 2015, 2016 and 2017 was $1.00 per month. In 2015, 2016 and 2017, Mr. Koo’s salary for serving as President of NTHL or ICCL was approximately $1.3 million, $1.2 million, and $1.2 million respectively. Mr. Lin was appointed as Nam Tai’s Chief Executive Officer effective May 1, 2017. Mr. Liu was changed from Nam Tai’s CEO to consultant effective May 1, 2017.

(4)

“Other compensation and benefits” for 2017 includes fees for medical insurance, annual physical examination, $0.3 million share options for Mr. Koo to purchase an aggregate of 480,000 of our common shares at an exercise price of $6.22 per share, which were granted in 2016; $0.4 million share option for Mr. Julian Lin to purchase an aggregate of 400,000 of our common shares at an exercise price of $7.95 per share and 400,000 at an exercise price of $15.00 per share, which were granted in 2017 and vest per annum in four equal portions. The first portion vested on May 1, 2017 and expired on December 31, 2017. The remaining three portions shall vest on January 1 and expire on December 31 in 2018, 2019 and 2020, respectively. “Other compensation and benefits” for 2016 includes fees for medical insurance, annual physical examination, $0.3 million share options to purchase an aggregate of 800,000 of our common shares at an exercise price of $6.22 per share, which vested per annum in five equal portions. The first and second portions vested on July 29, 2016 and January 1, 2017, and have expired on July 28, 2017 and December 31, 2017. The remaining three portions shall vest on January 1 and expire on December 31 in

2017, 2018, 2019 and 2020, respectively “Other compensation and benefits” for 2015 includes fees for medical insurance, annual physical examination, $0.5 million share options to purchase an aggregate of 261,869 of our common shares at an exercise price of $8.00 per share, which vested in October 2015.

Retirement Benefits

(1)

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund. The following table provides amount of contributions that the Company has made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

Name	Number of years of credited Service		Value at December 31, 2017 of Accumulated Benefits ($)	Company Payments During 2017 ($)
Ming Kown Koo	43.0	(a)	N/A	N/A

Note:

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

Name	Number of years of credited Service	Value at December 31, 2017 of Accumulated Benefits ($)	Company Payments During 2017 ($)
Julian Lin	0.7	4,030	4,030
Pi Hao Liu	18.1	22,542	—
Yu Zhang	0.4	2,114	2,114
Xiaoxia (Shirley)Yin	0.4	2,114	2,114

Options Held by Executive Officers at January 31, 2018

Stock Options of Directors and Management

The following table provides information concerning the options owned by our current management and directors as of January 31, 2018.

Name	Number of common shares subject to option		Exercise price ($)	Expiration Date
Ming Kown Koo	160,000	(1)	6.22	December 31, 2018
Ming Kown Koo	160,000		6.22	December 31, 2019
Ming Kown Koo	160,000		6.22	December 31, 2020
Ying Chi Kwok	300,000		13.30	December 31, 2018
Ying Chi Kwok	300,000		13.30	December 31, 2019
Julian Lin	100,000		7.95	December 31, 2018
Julian Lin	100,000		15.00	December 31, 2018
Julian Lin	100,000		7.95	December 31, 2019
Julian Lin	100,000		15.00	December 31, 2019
Julian Lin	100,000		7.95	December 31, 2020
Julian Lin	100,000		15.00	December 31, 2020
Yu Zhang	70,000		13.30	December 31, 2018
Yu Zhang	70,000		13.30	December 31, 2019
Xiaoxia (Shirley) Yin	150,000		13.30	December 31, 2018
Xiaoxia (Shirley) Yin	150,000		13.30	December 31, 2019

Note:

(1)	In January 19, 2018, Mr. Koo exercised his options to purchase 160,000 shares vested on January 1, 2018 and received the shares on February 12, 2018.

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

Corporate Governance Guidelines

We have adopted a set of corporate governance guidelines which are available on our website at http://www.Nam Tai.com/investors#investors/corporate_governance. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders also may request a free copy of our corporate governance guidelines in print form by making a request to:

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

Committee Charters and Independence

The charters for our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee are available on our website at http://www.Nam Tai.com/investors#investors/committee. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Report. Stockholders may request a copy of each of these charters from the address and phone number set forth above under “Corporate Governance Guideline”.

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

Note:

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

Our Audit Committee consists of three independent non-executive directors: Messrs. Waslen, Dr. Lo and Waldman. Mr. Waslen serves as the Chairman of the Audit Committee as a “financial expert”.

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

Our Compensation Committee consists of four independent non-executive directors: Messrs. Waslen, Kellogg, Dr. Lo and Waldman. Mr. Waldman serves as the Chairman of the Compensation Committee.

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

Our Nominating/Corporate Governance Committee consists of four independent non-executive directors: Messrs.Waslen, Kellogg, Dr. Lo and Lorne Waldman. Dr. Lo serves as the Chairman of the Nominating/Corporate Governance Committee.

Stock Options of Directors and Management

During 2016, our non-employee directors were each granted options to purchase 150,000 shares of the Company. A remaining balance of 360,000 options plus an aggregate of remaining balance of 30,000 options granted in 2015 but not yet exercised by our directors (a total of 135,000) were outstanding and held by our directors as of January 31, 2018. With the exception of Mr. Koo’s options, the options granted in 2016 are exercisable at $6.22 per share, according to the option certificates, the options vested per annum in five equal portions. The first portion vested on July 29, 2016 and expired on July 28, 2017. The second portion vested on January 1, 2017 and expired on December 31, 2017.The remaining three portions shall vest on January 1 and expire on December 31 in 2018, 2019 and 2020, respectively.

The options granted in 2015 are exercisable at $5.33 per share, and will lapse on June 4, 2018.

The options granted in 2014 are exercisable at $8.05 per share, and lapsed on June 5, 2017.

During 2016, a director (Mr. Koo) and our management were granted options to purchase 800,000 and 140,000 shares of the Company, respectively. These options granted are exercisable at $6.22 and $5.41 per share, respectively, and according to the option certificates, the options will vest per annum in five equal portions. The first portion vested on July 29, 2016 and expired on July 28, 2017. The second portion vested on January 1, 2017 and expired on December 31, 2017.The remaining three portions shall vest on January 1 and expire on December 31 in 2018, 2019 and 2020, respectively.

During 2017, a member of our senior management was granted options to purchase 400,000 shares of the Company exercisable at $7.95 per share and 400,000 shares of the Company exercisable at $15.00 per share. According to the option certificates, these options will vest per annum in four equal portions. The first portion vested on May 1, 2017 and expired on December 31, 2017. The remaining three portions shall vest on January 1 and expire on December 31 in 2018, 2019 and 2020, respectively.

Share Ownership of Directors and Management

For information regarding the numbers and percentage ownership of our shares, see ITEM 7. Major Shareholders and Related Party Transactions – Shares and Options Ownership of Directors, Management and Principal Shareholders.

Employee Stock Option Plans

We have four stock option plans - our amended 2001 stock option plan, our 2006 stock option plan, our 2016 stock option plan and 2017 stock option plan. The 2006 stock option plan was approved by the Board on February 10, 2006 and approved by shareholders at our 2006 Annual Meeting of Shareholders. In April 2016, the Board of Directors approved our 2016 stock option plan, which was subsequently approved by the shareholders at the 2016 Annual General Meeting of Shareholders. The 2016 stock option plan had the same terms and conditions as the 2006 stock option plan, except that the maximum number of shares to be issued pursuant to exercise of options granted under the 2016 stock option plan was 3,500,000 shares. In April 2017, the Board of Directors approved our stock option plan, which was subsequently approved by the shareholders at the 2017 annual general meeting of shareholders, with the same terms and conditions. However, the maximum number of shares to be issued pursuant to exercise of options granted was 1,500,000 shares.

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

As of January 31, 2018, we had outstanding options to purchase 390,000 shares under the 2006 and 2016 stock option plans held by four non-employee directors and 3,128,000 shares under the 2016 and 2017 stock option plans held by three executive directors, management and staff, respectively. Under our existing stock option plans, options to purchase 1,481,000 shares are available for future grants. The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed with the SEC as Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the SEC on June 12, 2006. Amendments to our 2006 stock option plan were included with our form 6-K furnished to the SEC on November 13, 2006. The full text of our 2016 stock option plan was incorporated by reference to Annex A of our Form 6-K furnished to the SEC on May 5, 2016.  The full text of our 2017 stock option plan was incorporated by reference to our Form S-8 furnished to the SEC on July 28, 2017

Employees

The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2015, 2016 and 2017.

		At December 31,
Geographic Location	Main Activity	2015	2016	2017
Shenzhen, PRC
	Project development	11	6	8
	Supervision & checking committee member	3	—	—
	Administration	43	49	45
	Total Shenzhen	57	55	53
Wuxi, PRC
	Administration	4	4	4
	Total Wuxi	4	4	4
Hong Kong
	Administration	9	8	6
	Total Hong Kong	9	8	6
Total Employees		70	67	63

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Shares and Options Ownership of Directors, Senior Management and Principal Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of January 31, 2018, by each person (or group within the meaning of Section 13(d)(3) of the Exchange Act) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management:

	Shares beneficially owned(1)
Name	Number		Percent
Kaisa Group Holdings Ltd.	9,191,050	(2)	24.5%
Peter R. Kellogg	7,333,094	(3)	19.5%
M.K. Koo	160,000	(4)	*
Ying Chi Kwok	300,000	(5)	*
Julian Lin	200,000	(6)	*
Wing Yan (William) Lo	45,000	(7)	*
Mark Waslen	85,000	(8)	*
Lorne Waldman	45,000	(9)	*
Yu Zhang	70,000	(10)	*
Xiaoxia (Shirley) Yin	150,000	(11)	*

Notes:

*	Less than 1%.
(1)

Percentage of ownership is based on 37,575,991 common shares outstanding as of January 31, 2018. In accordance with Rule 13d-3(d) (1) under the Exchange Act, options which are exercisable within 60 days of January 31, 2018 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)

Kaisa beneficially holds 9,191,050 common shares, which are held indirectly through Greater Sail Limited. Greater Sail Limited is a British Virgin Islands company of which Kaisa indirectly holds 100% outstanding stock.

(3)

Mr. Kellogg beneficially holds 7,288,094 common shares, including 5,774,800 common shares held indirectly through I.A.T. Reinsurance Syndicate Ltd. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of the shares held by I.A.T. Reinsurance Syndicate Ltd. Mr. Kellogg also holds options to purchase 45,000 shares, which he has received as of January 31, 2018, as a director of Nam Tai.

(4)

Mr. Koo holds options to purchase 160,000 shares, which he has received as of January 31, 2018, as a director of Nam Tai. In January 19, 2018, Mr. Koo exercised his options to purchase 160,000 shares vested on January 1, 2018 and received the shares on February 12, 2018.

(5)	Represents options to purchase 300,000 shares, which he has received as of January 31, 2018, as a director of Nam Tai.

(6)     Represents options to purchase 100,000 shares at $7.95 and 100,000 shares at $15.00 vested on January 1, 2018 and expired on December 31, 2018, which he received as the former Chief Executive Officer of Nam Tai.

(7)	Represents options to purchase 45,000 shares, which he has received as of January 31, 2018, as a director of Nam Tai.
(8)	Includes 55,000 common shares and options to purchase 30,000 shares, which he has received as of January 31, 2018, as a director of Nam Tai.
(9)	Includes 15,000 common shares and options to purchase 30,000 shares, which he has received as of January 31, 2018, as a director of Nam Tai.

(10)   Represents options to purchase 70,000 shares, which she has received as of January 31, 2018, as our Chief Financial Officer.

(11)   Represents options to purchase 150,000 shares, which she has received as of January 31, 2018, as our Project Director.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly through January 31, 2018.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of January 31, 2018, there were approximately 464 holders of record of our common shares. According to information provided to us by our transfer agent, 97.6% holders of record with addresses in the United States held 31,040,009 of our common shares as of January 31, 2018.

The following table reflects the percentage ownership of our common shares during the last three years ended January 31, 2016, January 31, 2017 and January 31, 2018 by shareholders who beneficially owned 5% or more of our common shares during that period:

	Percentage Ownership(1)
	2016	2017	2018
Kaisa Group Holdings Ltd.(2)	—	—	24.5%
Peter R. Kellogg(3)	18.8%	19.1%	19.5%
Kahn Brothers LLC(4)	9.9%	5.3%	4.9%
Ming Kown Koo(5)	16.7%	17.8%	—

Notes:

(1)

Based on 36,699,572, 36,446,691 and 37,575,991 common shares outstanding on January 31, 2016, 2017 and 2018, respectively. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days as of January 31, 2016, January 31, 2017 and January 31, 2018 have been considered outstanding for the purpose of computing the percentage of our outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)

Based on a Schedule 13G filed with the SEC jointly by Kaisa and Greater Sail Limited on December 15, 2017, Kaisa beneficially holds 9,191,050 common shares, which are held indirectly through Greater Sail Limited. Greater Sail Limited is a British Virgin Islands company of which Kaisa indirectly holds 100% of its outstanding stock.

(3)

Mr. Kellogg beneficially owned 6,871,000, 6,871,000 and 7,288,094 common shares, as of January 31, 2016, January 31, 2017 and January 31, 2018 including shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg is the sole holder of its voting stock but does not admit to its beneficial ownership and, as compensation granted to him for being a director of Nam Tai, options to purchase 45,000, 90,000 and 45,000 common shares, on each of the respective date. Based on a Schedule 13G/A filed with the SEC by I.A.T. Reinsurance Company Ltd. on February 17, 2015, 5,774,800 common shares were held by I.A.T. Reinsurance Company Ltd. as of December 21, 2014.

(4)

Based on a Schedule 13G/A filed with the SEC by Kahn Brothers LLC on February 10, 2016 of 3,645,209 common shares and on February 2, 2017 of 1,920,660 common shares, and on January 25, 2018 of 1,855,255 common shares.

(5)

Mr. Koo, jointly with Ms. Cho Sui Sin, Mr. Koo’s wife, beneficially owned 5,922,486, 6,344,355 and nil common shares as of January 31, 2016, and January 31, 2017, and January 31, 2018, including, as compensation granted to him for being CFO of Nam Tai, options to purchase 261,869, 160,000 and 160,000 common shares, on each of the respective dates. In January 19, 2018, Mr. Koo exercised his options to purchase 160,000 shares vested on January 1, 2018 and received the shares on February 12, 2018.

The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of the Company.

Certain Relationships and Related Party Transactions

On February 12, 2018, we sold our Hong Kong office property to our Chairman, Mr. Koo, for $9.7 million after our Audit

Committee reviewed two valuation reports prepared by two independent appraisers and our Board of Directors approved the transaction price.

During 2017, Julian Lin was granted options to purchase 400,000 shares of the Company at an exercise price of $7.95 per share and 400,000 shares of the Company at an exercise price of $15.00 per share. According to the option certificates, the options granted to Julian Lin shall vest per annum in four equal portions. The first portion of 100,000 shares at $7.95 per share and 100,000 shares at $15.00 vested on May 1, 2017 and expired on December 31, 2017. The remaining three portions shall vest on January 1 and expire on December 31 in 2018, 2019 and 2020, respectively. Julian Lin exercised his options to purchase 100,000 shares at the exercise price of $7.95 per share in November 2017.

During 2016, Mr. Koo was granted options to purchase 800,000 shares of the Company at an exercise price of $6.22 per share. According to the option certificates, the options granted to Mr. Koo shall vest per annum in five equal portions. The first portion of 160,000 shares vested on July 29, 2016 and expired on July 28, 2017. The second portion of 160,000 shares vested on January 1, 2017 and expired on December 31, 2017. The remaining three portions shall vest on January 1 and expire on December 31 in 2018, 2019 and 2020, respectively. Mr. Koo exercised his options to purchase 160,000 shares at the exercise price of $6.22 per share on August 16, 2016, 261,869 shares at the exercise price of $8.00 per share on August 18, 2016 and 160,000 shares at the exercise price of $6.22 per share on July 11, 2017. In January 19, 2018, Mr. Koo exercised his options to purchase 160,000 shares vested on January 1, 2018 and received the shares on February 12, 2018.

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

Legal Proceedings

Tax Disputes with Hong Kong Inland Revenue Department.

Since the fourth quarter of 2007, several of our inactive subsidiaries have been involved in tax disputes relating to tax years 1996 and later years with the Inland Revenue Department of Hong Kong, (the “HKIRD”), the income tax authority of the Hong Kong Government. These inactive subsidiaries include three Hong Kong entities, Nam Tai Group Management Limited (“NTGM”), Nam Tai Trading Company Limited (“NTTC”) and Nam Tai Telecom (Hong Kong) Company Limited (“NTT”). The disputes concern the appropriateness of expensing certain intra-group service fees under the transfer pricing context. NTGM is the parent company of NTT and NTTC. NTTC is the title holder of certain land in Hong Kong and is being liquidated. The particulars of these disputes are discussed below.

NTTC

(a) Starting from October 2007, the HKIRD issued assessments and writs against NTTC claiming taxes and interests on unpaid taxes for the taxable years 1996/1997 to 2003/2004, for matters related to intra-group service fees.

(b) Judgments were entered against NTTC and on June 4, 2012 a winding-up order was issued by the High Court of Hong Kong against NTTC.

(c) NTTC is currently in liquidation. The total tax claims against NTTC are $6.6 million plus interest. The financial statements of NTTC have not been included in our consolidated financial statements subsequent to our annual report for 2012.

NTT

(a) The HKIRD also issued assessments and writs against NTT for matters related to intra-group service fees in taxable years 2002/2003. During the years 2009 and 2011, two judgments were entered against NTT, our dormant subsidiary. The total tax claims against NTT are $0.4 million plus interest.

(b) NTT had a net deficit position as of December 31, 2017 and we have no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on us. Therefore, the amount claimed by HKIRD was not recorded as a liability in our consolidated financial statements.

NTGM

(a) The HKIRD had also issued assessments and writs against NTGM for matters related to intra-group service fee. During the years 2009 to 2011, two judgments were also entered against NTGM, a subsidiary that had been inactive since 2005. Since then, NTGM has received a number of demand letters from the HKIRD, demanding total payments of judgment debts for an aggregate amount of $1.1 million plus interest.

(b) NTGM has a net deficit position as of December 31, 2017 and we have no funding obligation towards NTGM. As a result, the claims from the HKIRD demand letters have no impact on us. Therefore, the amount claimed by HKIRD was not recorded as a liability in our consolidated financial statements.

Notices of Alleged Personal Liability for Additional Taxes against Former Directors and Officers for Signing NTTC’s Tax Returns

(a) The HKIRD had also separately commenced legal proceedings against two former directors and officers of NTTC personally for taxable years 1996/1997, 1997/1998 and 1999/2000, in the total amount of approximately $2.3 million for additional tax by way of penalty for signing the tax return of the Hong Kong subsidiaries in relation to the disputed intra-group service fees. Both directors have been indemnified under the Company’s indemnity policy.

(b) The hearing for the appeal application is scheduled for April 18, 2018 at the Hong Kong Court of First Instance.

Matter Concerning a Former Director

We are plaintiff in an action against a former director, Charles Chu, in the California Superior Court in San Francisco for breach of duty in connection with his failure to cooperate with the Board’s inquiry on his historical beneficial shareholding in our Company. We are seeking damages from Mr. Chu arising from his conduct. Litigation is inherently uncertain, and the ultimate outcome of this action is unknown at this time.

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

As announced on October 31, 2016, the Company set payment of quarterly dividends for 2017 of $0.07 per quarter. All quarterly dividends scheduled for payment in 2017 were paid as scheduled.

On October 31, 2017, following its review of our financial results for the first nine months of 2017, our Board of Directors assessed our operating income, current and estimated future cash, cash flow and capital expenditure requirements, and decided to pay quarterly dividends in 2018 according to the Schedule set forth below:

Dividends declared for 2018
Quarterly Payment	Record Date	Scheduled Payment Date	Dividend per share
Q1 2018	December 31, 2017	January 19, 2018	$0.07
Q2 2018	March 31, 2018	April 20, 2018	0.07
Q3 2018	June 30, 2018	July 20, 2018	0.07
Q4 2018	September 30, 2018	October 19, 2019	0.07
Total for full year 2018			$0.28

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

The following table sets forth the total cash dividends and dividends per share we have declared during each of the five years ended December 31:

	Year ended December 31,
	2013	2014	2015	2016	2017
Total dividends declared (in thousands)	$3,622	$3,409	$2,936	$10,205	$10,514
Regular dividends per share	$0.08	$0.08	$0.08	$0.28	$0.28
Total dividends per share	$0.08	$0.08	$0.08	$0.28	$0.28

ITEM 9.	THE LISTING

Our shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the ticker symbol “NTE” until April 22, 2014 when the ticker symbol changed to “NTP”.

The following table sets forth the highest and lowest closing sales prices for our shares for each of the quarters in the year period ended December 31:

	2015			2016			2017
	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)
1st Quarter	$5.16	$3.51	154,839	$6.25	$4.80	83,507	$7.95	$6.79	36,715
2nd Quarter	5.40	3.86	179,730	6.18	5.26	41,823	8.85	6.90	43,036
3rd Quarter	6.59	4.20	140,952	9.59	5.19	138,388	11.23	7.95	105,313
4th Quarter	6.63	4.70	60,853	8.63	7.10	100,784	13.30	10.80	127,632

Notes:

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

The following table sets forth the highest and lowest closing sale prices of our shares for the five years ended December 31:

Year ended December 31,	High	Low	Average Daily Trading Volume(1)
2013	$16.01	$5.55	626,068
2014	8.11	4.12	225,267
2015	6.63	3.51	133,665
2016	9.59	4.80	91,178
2017	13.30	6.79	78,339

Note:

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

The following table sets forth the highest and lowest closing sale prices of our shares during each of the most recent six months in the period ending February 28, 2018:

Month ended	High	Low	Average Daily Trading Volume(1)
September 30, 2017	11.10	10.15	77,195
October 31, 2017	12.55	10.80	87,777
November 30, 2017	13.30	11.78	204,038
December 31, 2017	12.85	11.80	91,247
January 31, 2018	13.40	12.25	90,581
February 28, 2018	13.75	11.95	159,732

Note:

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.
ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of January 31, 2018, we had 37,575,991 common shares outstanding.

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

General

This section is a general summary of the material United States federal income tax consequences of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code.. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of our common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular holder of our common shares, including, without limitation, the following:

•	broker;
•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;
•	a financial institution or a bank;
•	an insurance company;
•	a tax-exempt organization;
•	a person that holds our common shares in a hedging transaction or as part of a straddle or conversion transaction;
•	a U.S. Holder (as defined below)whose functional currency for United States federal income tax purposes is not the U.S. dollar;
•	a person liable for alternative minimum tax;
•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares;
•	certain former U.S. citizens and residents who have expatriated;
•	persons holding shares through partnerships or other pass-through entities; or
•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

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

Distributions on Our Common Shares

Subject to the discussion below under “PFIC Considerations,” the gross amount of any cash distribution or the fair market value of any property distributed that you receive with respect to our common shares generally will constitute dividends to the extent such distribution does not exceed our current and accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. To the extent any distribution exceeds our current and accumulated E&P, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of our E&P as determined for United States federal income tax purposes. Consequently, distributions generally will be reported as ordinary dividend income for United States information reporting purposes. Such income will be included in your gross income on the date of actual or constructive receipt. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States. We anticipate that requirement (ii) will be met here. A qualified foreign corporation for purposes of the reduced rate does not, however, include a passive foreign investment company, or PFIC. U.S. Holders should consult their tax advisors regarding the availability of the reduced rate of taxation applicable to any dividends the Company pays with respect to the shares. A dividends-received deduction generally will not be allowed to U.S. Holders that are corporations with respect to dividends paid by us.

We believe we were a PFIC for 2017 and, based on our current operations, assets and market conditions for our shares, we may be a PFIC for 2018—see “PFIC Considerations” below and the discussion of certain PFIC issues in “Risk Factors” above. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” may not be available for 2017 or future taxable years.

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

Sale, Exchange or Other Disposition of Our Common Shares

Subject to the discussion below under “PFIC Considerations,” in connection with the sale, exchange or other taxable disposition of our common shares, generally:

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the Company’s shares.

Information with Respect to Foreign Financial Assets

A U.S. Holder that is an individual (and, to the extent provided in future regulations, an entity), may be subject to certain reporting obligations with respect to our common shares if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing IRS Form 8938 with the IRS. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation to file annually FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) as a result of holding our common shares. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of common shares.

PFIC Considerations

The determination of whether a corporation is a PFIC in any taxable year is made on an annual basis after the close of that year and depends on the composition of its income and the nature and value of its assets including goodwill. Specifically, a corporation will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of its gross income for such taxable year is passive income (the “PFIC income test”), or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets during such year) are passive to assets, which generally means that they either produce passive income or are held for the production of passive income (the “PFIC asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.

Based on the assumption that (i) cash and cash equivalents are passive assets and (ii) our market capitalization plus total liabilities may be considered a proxy for our total assets, a calculation based on a comparison of the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we were a PFIC for 2017 under the PFIC asset test. As a result, although not free from doubt, we believe we were a PFIC for U.S. federal income tax purposes for 2017. However, the PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2017 or for 2018 to date, and we do not intend to make such a determination as we believe that our management and financial resources can be better deployed in other aspects of our business. We may have been a PFIC in 2017 and may be a PFIC in future taxable years under either the PFIC income test or the PFIC asset test, or both.

If we are classified a PFIC, a special tax regime generally would apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your common shares. Under the PFIC regime, any excess distribution and recognized gain would be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period for our common shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies.

A U.S. Holder may generally avoid the PFIC regime by making a “qualified electing fund” election, or QEF election, effective beginning with the first taxable year in the holder’s holding period in which we are a PFIC,  which generally provides that, in lieu of the foregoing treatment, our earnings, on a pro rata basis, would be currently included in the holder’s gross income. In general, a U.S. Holder makes a QEF election on a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) attached to such holder’s U.S. federal income tax return for the year beginning with which the QEF election is to be effective. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, the Company must provide or make available to the holder certain information on an annual basis. The Company currently intends to provide U.S. Holders the information required to make a valid QEF election for the 2017 and possibly future taxable years. However, the Company provides no assurances that it will provide such information in any taxable year.

In addition, as an alternative to making a QEF election, U.S. Holders generally may avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares if the shares meet certain minimum trading requirements. If a U.S. Holder makes a valid mark-to-market election for the first tax year in which such holder holds (or is deemed to hold) stock in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its stock. Instead, a U.S. Holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess of the fair market value of the shares that the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in the shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other disposition of the shares will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss. It also is possible that one or more of our subsidiaries is or will become a PFIC. Such determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of a subsidiary’s income, as well as the market valuation and nature of a subsidiary’s assets. In such case, assuming a U.S. Holder does not receive from such subsidiary the information that the U.S. Holder needs to make a QEF election with respect such a subsidiary, if we are treated as a PFIC, a U.S. Holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC. There is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, or that we will cause the lower-tier PFIC to provide the required information for a U.S. holder to make or maintain a QEF election with respect to the lower-tier PFIC. In addition, a mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are advised to consult with their tax advisors regarding the tax issues raised by lower-tier PFICs.

An actual determination of PFIC status is factual in nature. Given the complexity of the issues regarding our classification as a PFIC, U.S. Holders are urged to consult their own tax advisors for guidance as to our PFIC status.

If during any taxable year of a U.S. Holder ending on or after December 31, 2017 such U.S. Holder owns our common shares and we are a PFIC in such year, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company (generally with the U.S. Holder’s federal income tax return for that year), unless a de minimis exception applies. U.S. Holders are urged to consult their tax advisors regarding their annual filing requirements.

Non-U.S. Holders

If you are not a U.S. Holder and are not a partnership (or other entity treated as a partnership for United States federal income tax purposes), you are a “Non-U.S. Holder”.

Distributions on Our Common Shares

Subject to the discussion below under “Backup Withholding and Information Reporting,” you generally will not be subject to United States federal income tax, including withholding tax, on distributions made on our common shares unless:

•

you conduct a trade or business in the United States and the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to United States federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment or fixed base that you maintain in the United States).

•

In such case, you generally will be subject to tax in respect of such distributions in the same manner as a U.S. Holder, as described above (other than with respect to the Medicare tax described above). In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Sale, Exchange or Other Disposition of Our Common Shares

Subject to the discussion below under “Backup Withholding and Information Reporting,” you generally will not be subject to United States federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

•

your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to United States federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment or fixed base maintained by you in the United States); or

•	you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

In the first case, the Non-U.S. Holder will be taxed in the same manner as a U.S. Holder (other than with respect to the Medicare Tax described above). In the second case, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed its non-U.S.-source capital losses. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments, including dividends and proceeds of sales, in respect of our common shares that are made in the United States or by a United States related financial intermediary may be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. You generally will not be subject to backup withholding provided that:

•	you are a corporation or other exempt recipient and comply with applicable certification requirements demonstrating such exemption; or
•	you provide your correct United States federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

Amounts withheld under the backup withholding rules may be credited against your United States federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

A Non-U.S. Holder generally may establish an exemption from backup withholding by providing certification of its non-U.S. status to the payor, under penalties of perjury, on IRS Form W-8BEN or W-8BEN-E, as applicable. You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

The discussion above is a general summary. It does not cover all tax matters that may be important to you. Investors should consult their tax advisors regarding the application of the United States federal tax rules , including the recently enacted legislation known as the Tax Cuts and Jobs Act, to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the purchase, ownership and disposition of our common shares.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

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

As of December 31, 2017, the Company and subsidiaries outside of China had RMB-denominated cash and cash equivalents and short term investments of RMB723.1 million (equal to $110.9 million). If the RMB had depreciated by 10% against the U.S. dollar and assuming we converted RMB723.1million into U.S. dollars, our U.S. dollar cash balance for the RMB723.1 million would have been $100.8 million.

For more information on impact of foreign currency fluctuations, see ITEM 5. Operating And Financial Review And Prospects – Impact of Foreign Currency Fluctuations.

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

Currencies included in Cash and Cash Equivalents and Short term investments

The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents and short term investments on our balance sheets at December 31, 2016 and 2017:

	As of December 31
Currencies included in cash and cash equivalents and short term investments	2016	2017
	(In thousands)
United States dollars	$2,083	$3,379
Chinese renminbi	181,843	161,569
Hong Kong dollars	256	225
Total US$ equivalent	$184,182	$167,492

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and long term investment are subject to interest rate changes. Cash on hand of $165.2 million as of December 31, 2017 was invested in term deposits. As such, interest income will fluctuate with changes in interest rates. During 2017, we had $7.6 million in interest income.

As of December 31, 2017, we had no long-term bank loan.

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

Our management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, our management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2017, our internal control over financial reporting was effective based on these criteria.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Moore Stephens CPA Limited, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Property Inc.:

Opinion on Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nam Tai Property Inc. and subsidiaries (the "Company") as of December 31, 2016 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). Our audits also included the financial statement schedules in Schedule 1.  In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Moore Stephens CPA Limited

Certified Public Accountants We have served as the Company’s auditor since 2009.

Hong Kong
March 9, 2018

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during the year ended December 31, 2017, the period covered by this Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

We have adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which also applies to our principal executive officers and to its principal financial and accounting officers. The Code of Ethics has been revised to apply to all employees as well. A copy of the revised Code of Ethics is attached as Exhibit 11.1 to this Report on Form 20-F. This code has been posted on our website, which is located at http://www.Nam Tai.com/investors#investors/corporate_governance. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders may request a free copy in print form from:

Mr. Kevin McGrath, Managing Partner of Cameron Associates

Telephone: 212.245.4577

e-mail: kevin@cameronassoc.com

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Moore Stephens has served as our independent registered public accounting firm for the years ended December 31, 2016 and 2017, for which audited consolidated financial statements appeared in this Report on Form 20-F. Each year our Audit Committee of the Board of Directors selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. It is currently expected that the Audit Committee will select Moore Stephens as our independent registered public accounting firm for 2018 and that our Board of Directors will propose at the Annual Meeting of Shareholders to be held in 2018 that Moore Stephens be ratified as our independent registered public accounting firm for 2018.

The following table presents the aggregate fees for professional services and other services rendered by Moore Stephens to us in 2016 and 2017, respectively (U.S. dollars in thousands).

	Year ended December 31,
	2016	2017
Audit Fees(1)	$129	$128
Tax Fees(2)	1	2
Others(3)	2	2
Total	$132	$132

Notes:

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

(2)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns.
(3)	Others mainly include fees billed for preparing tax advice from both Hong Kong and China tax perspective and the incorporation of ICCL.

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

During 2016 and 2017, 100% of the total audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable to Nam Tai.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 12, 2017, Kaisa Group Holdings Ltd., or Kaisa, in a private transaction, purchased 6,504,355 common shares of the Company from our Chairman, M.K. Koo and his wife, at a price of US$17.00 per share. Subsequently, Kaisa continued to purchase common shares of the Company from the open market. Based on the Schedule 13D/A filed with the SEC on December 15, 2017, Kaisa beneficially owned 9,191,050 common shares of the Company, or 24.5% of our outstanding shares.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Property Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nam Tai Property Inc. and subsidiaries (the "Company") as of December 31, 2016 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). Our audits also included the financial statement schedules in Schedule 1.  In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements and financial statement schedules based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moore Stephens CPA Limited

Certified Public Accountants We have served as the Company's auditor since 2009.

Hong Kong
March 9, 2018

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2015	2016	2017
Operation income		$2,978	$2,508	$1,851
Operation expenses		(1,949)	(740)	—
Net operation income		1,029	1,768	1,851
Costs and expenses
General and administrative expenses		(13,862)	(8,359)	(9,450)
		(13,862)	(8,359)	(9,450)
Operating loss		(12,833)	(6,591)	(7,599)
Other (expenses) income, net	13	(8,019)	(8,497)	8,495
Interest income		8,054	5,554	7,621
Interest expenses		(360)	—	—
Write off of demolished building		—	—	(4,573)
(Loss) income before income tax		(13,158)	(9,534)	3,944
Income tax	14	—	—	—
Consolidated net (loss) income		(13,158)	(9,534)	3,944
Foreign currency translation adjustment		(4,417)	(7,736)	6,311
Other comprehensive (loss) income		(4,417)	(7,736)	6,311
Consolidated comprehensive (loss) income		$(17,575)	$(17,270)	$10,255
Basic (loss) income per share	11	$(0.32)	$(0.26)	$0.11
Diluted (loss) income per share	11	$(0.32)	$(0.26)	$0.11

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

			December 31,
	Notes		2016	2017
ASSETS
Current assets:
Cash and cash equivalents	2	(b)	$94,558	$165,173
Short term investments	2	(c)	89,624	—
Prepaid expenses and other receivables(1)			4,034	5,100
Assets held for sale	3		18,970	—
Total current assets			207,186	170,273
Long term investments	2	(g)	—	2,319
Real estate properties under development, net(1)	4		37,779	52,460
Property, plant and equipment, net(1)	5		3,735	36,976
Other assets(1)			101	49
Total assets			$248,801	$262,077
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable(1)			$845	$5,705
Accrued expenses and other payables(1)	8		1,405	1,500
Dividend payable			10,205	10,514
Total current liabilities			12,455	17,719
Commitments and contingencies (Note 15)
Equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 36,446,691 and 37,551,191 shares as at December 31, 2016 and 2017, respectively)	10		364	376
Additional paid-in capital			241,536	249,856
Retained earnings (Accumulated deficit)			6,607	(24)
Accumulated other comprehensive loss			(12,161)	(5,850)
Total shareholders’ equity			236,346	244,358
Total liabilities and equity			$248,801	$262,077

(1)	Certain comparative amounts have been reclassified to conform with the current period’s presentation and disclosure.

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings (Accumulated deficit)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2015	42,618,322	$426	$274,276	$42,258	$(8)	$316,952
Shares issued on exercise of options	600,000	6	3,990	—	—	3,996
Cancellation of shares	(6,518,750)	(65)	(36,671)	—	—	(36,736)
Stock-based compensation expenses	—	—	1,685	—	—	1,685
Net loss	—	—	—	(13,158)	—	(13,158)
Cash dividends declared ($0.08per share)	—	—	—	(2,936)	—	(2,936)
Cash dividends reversal	—	—	—	179	—	179
Foreign currency translation adjustments	—	—	—	—	(4,417)	(4,417)
Balance at December 31, 2015	36,699,572	$367	$243,280	$26,343	$(4,425)	$265,565
Shares issued on exercise of options	471,869	4	3,284	—	—	3,288
Cancellation of shares	(724,750)	(7)	(6,251)	—	—	(6,258)
Stock-based compensation expenses	—	—	1,223	—	—	1,223
Net loss	—	—	—	(9,534)	—	(9,534)
Cash dividends declared ($0.28 per share)	—	—	—	(10,205)	—	(10,205)
Cash dividends reversal	—	—	—	3	—	3
Foreign currency translation adjustments	—	—	—	—	(7,736)	(7,736)
Balance at December 31, 2016	36,446,691	$364	$241,536	$6,607	$(12,161)	$236,346
Shares issued on exercise of options	1,104,500	12	6,896	—	—	6,908
Stock-based compensation expenses	—	—	1,424	—	—	1,424
Net income	—	—	—	3,944	—	3,944
Cash dividends declared ($0.28 per share)	—	—	—	(10,514)	—	(10,514)
Cash dividends paid	—	—	—	(61)	—	(61)
Foreign currency translation adjustments	—	—	—	—	6,311	6,311
Balance at December 31, 2017	37,551,191	$376	$249,856	$(24)	$(5,850)	$244,358

See accompanying notes to consolidated financial statements.

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2015	2016	2017
Cash flows from operating activities:
Consolidated net (loss) income	$(13,158)	$(9,534)	$3,944
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	4,173	1,784	328
Gain on disposal of property, plant and equipment	(33)	(14)	(25)
Gain on disposal of idle property, plant and equipment	(106)	(8)	—
Write off of demolished building	—	—	4,573
Impairment on other assets	—	—	57
Share-based compensation expenses	1,685	1,035	1,126
Unrealized exchange loss (gain)	1,470	3,370	(6,712)
.Changes in current assets and liabilities:
Decrease (increase) in prepaid expenses and other receivables(1)	1,723	(618)	(1,035)
(Decrease) increase in accrued expenses and other payables	(4,536)	(1,225)	3
Total adjustments	4,376	4,324	(1,685)
Net cash (used in) provided by operating activities	$(8,782)	$(5,210)	$2,259
Cash flows from investing activities:
Payment of real estate properties under development(1)	$(2,250)	$(5,577)	$(11,935)
Purchase of property, plant and equipment(1)	(99)	(525)	(13,377)
(Increase) decrease in deposits for real estate properties under development(1)	(469)	304	(74)
Decrease in deposits for purchase of property, plant and equipment(1)	—	4	—
Proceeds from disposal of property, plant and equipment and other assets	1,716	14	67
Proceeds from disposal of idle property, plant and equipment	106	8	—
Proceeds from disposal of demolished building	—	—	550
Cash received from finance lease receivable	3,840	1,371	—
Decrease (increase) in short term investments	35,167	(39,719)	89,703
(Increase) in long term investments	—	—	(2,319)
Net cash provided by (used in) investing activities	$38,011	$(44,120)	$62,615
Cash flows from financing activities:
Cash dividends paid	$(3,230)	$(2,936)	$(10,266)
Proceeds from shares issued on exercise of options	3,996	3,288	6,908
Share repurchase program	(36,704)	(6,258)	—
Proceeds from short term bank borrowing	92,432	—	—
Repayment of short term bank borrowing	(132,432)	—	—
Net cash used in financing activities	$(75,938)	$(5,906)	$(3,358)
Net (decrease) increase in cash and cash equivalents	$(46,709)	$(55,236)	$61,516
Cash and cash equivalents at beginning of year	212,760	157,371	94,558
Effect of exchange rate changes on cash and cash equivalents	(8,680)	(7,577)	9,099
Cash and cash equivalents at end of year	$157,371	$94,558	$165,173
Supplemental schedule of cash flow information:
Interest paid	$413	$—	$—
Non-cash investing activities:
Decrease in construction in progress funded through accrued expenses and other payables	$(173)	$(611)	$—

(1)	Certain comparative amounts have been reclassified to conform with the current period’s presentation and disclosure.

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

In April 2014, the Company ceased its liquid crystal display modules (“LCM”) manufacturing business and turned its focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed its manufacturing facilities into high-end commercial complexes. The Company intends to earn its principal income in the future from rental services derived from its commercial complexes.

2.	Summary of Significant Accounting Policies
(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. The Company consolidates companies in which it has controlling interest over 50%. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

(b)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.

(c)	Short-term investments

Short-term investments as of December 31, 2017 consisted of time deposits of more than three months and not exceeding twelve months duration held in commercial banks of $Nil (2016: $89,624).

(d)	Finance lease receivable

Finance lease receivable is derived from sales of property, plant and equipment and is comprised of the minimum lease payments due on the direct financial lease. From April 1, 2012 to March 31, 2016, monthly interest income has been recognized in other income (expenses), net in the consolidated statement of comprehensive income based on principal balance of $14,000 at an annual interest rate of 10%. In 2017, there is no additional finance lease receivable.

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

No provision for bad debt was made in the years ended December 31, 2015, 2016 and 2017.

(g)     Long term investments

Long term investments as of December 31, 2017 consisted of time deposits of exceeding twelve months duration held in commercial banks of $2,319 (2016: $Nil).

(h)	Real estate properties under development, net

Real estate properties under development, net are stated at the lower of carrying amounts or fair value less selling costs.

In accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), real estate properties under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable. An asset is not recoverable if the carrying amount exceeds the expected future cash flows to be derived from the asset on an undiscounted basis. The impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

All land in PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchased in the PRC is considered to be leasehold land and is classified as real estate properties under development, net in the consolidated balance sheet. It is amortized on a straight-line basis over the respective term of the right to use the land.

The buildings and land use rights included in real estate properties under development have not been depreciated since June 1, 2016.

(i)	Property, plant and equipment

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

(j)	Impairment or disposal of long-lived assets

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

However, in 2017, our management decided not to sell the long-lived assets in Wuxi that previously were classified as assets held for sale, thus the assets should be reclassified as property, plant, and equipment. According to FASB ASC 360-10-35-44 “a long-lived asset that is reclassified shall be measured individually at the lower of the following: a. its carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and use, b. its fair value at the date of the subsequent decision not to sell.” Therefore, the assets in Wuxi is reclassified to the account of property, plant, and equipment and recorded at the amount of $20,164.

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

For provisions or accruals related to litigation, the Company makes provisions based on information from legal counsels and the best estimation of management. The Company assesses the potential liability for the significant legal proceedings in accordance with FASB ASC 450 “Contingencies”. FASB ASC 450 requires a liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of the contingency may differ from the Company’s estimates. If the contingency is settled for an amount greater than the estimate, a future charge to income would result. Likewise, if the contingency is settled for an amount that is less than the Company’s estimate, a future credit to income would result

(l)	Revenue recognition

The Company generates revenue from real-estate derived from its buildings held through its subsidiaries in Shenzhen.

Operation income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee’s obligation to pay rent.

(m)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see Note 12) are charged to the consolidated statement of comprehensive income as incurred.

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

The financial statements and other financial data of the Company included in this annual report are presented in U.S. dollars. The business and operations of the Company are primarily conducted in China through its PRC subsidiaries. The functional currency of its PRC subsidiaries is Renminbi. The financial statements of its PRC subsidiaries are translated into U.S. dollars, using published exchange rates from banks in China, based on (i) year-end exchange rates or the rates of exchange ruling at the balance sheet date for assets and liabilities and (ii) average yearly exchange rates for income and expense items. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

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

The Company has three stock-based employee compensation plans, as more fully described in Note 10(b). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models. If the award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(r)	Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include provision for bad debts, valuation allowance for deferred income tax assets, share-based compensation, useful lives of property, plant and equipment and intangible assets, and recovery of the carrying amounts of long-lived assets, assets held for sale and intangible assets.

(s)	Comprehensive (loss) income

Accumulated other comprehensive (loss) income represents principally foreign currency translation adjustments and is included in the consolidated statement of changes in equity.

(t)	Fair value

The Company follows FASB ASC 820 “Fair Value Measurements and Disclosures” to measure its assets and liabilities.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

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

The fair value of the Company’s assets held for sale is detailed in Note 3.

As of December 31, 2015, 2016 and 2017, the Company did not have any non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements, at least annually, on a recurring basis.

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

When the Company is the lessor, minimum contractual rental from leases is recognized on a straight-line basis over the noncancelable term of the lease. With respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue commences when the customer assumes control of the leased premises. Accrued straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements. Contingent rental revenue is accrued when the contingency is removed.

(v)	Concentration of risk

The Company’s potential significant concentration of credit risk primarily consists of cash and cash equivalents and long term investments which are held by financial institutions in the PRC and international financial institutions outside of the PRC. As of December 31, 2017, the Company has $165,173 in cash and cash equivalents which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. PRC state-owned banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents and short term investments held at the PRC state-owned banks. Based on the order of the State Council of the PRC (No.660): Deposit Insurance Regulation effective on May 1, 2015, the maximum amount of coverage is $76 (RMB 0.5 million) for deposits and foreign currency deposits in the same financial institutions. In the event of bankruptcy of one of the financial institutions in which the Company has deposits, deposits excess of $76 (RMB 0.5 million) shall be compensated from liquidation of the financial institution. By far, the Company’s cash is held as structured deposit or time deposits in financial institutions in the PRC and international financial institutions outside of the PRC.

Overall, the real estate market in China has shown signs of a continuous slow down. The Company’s results of operations are affected by a wide variety of macro factors, including changing economic, political, industry, business and financial conditions and affect by micro factors, including lack of experience handling the real estate development projects; the process of applying for the redevelopment of Gushu land with the government bodies, the demand for the Company’s real estate properties, and other risks associated with an enterprise operating mainly in the PRC.

Accordingly, the Company’s business, financial condition and results of operations are primarily influenced by the political, economic, legal environments and foreign currency exchange in the PRC and by the general state of the PRC economy and may be adversely affected by changes in social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation. As a result, the Company may experience significant fluctuations in future operating results due to the factors mentioned above. These fluctuations may result in volatility in the share price of the Company.

All the Company’s land development related applications are subject to government policies and regulations in the real estate market. However, the Company cannot provide assurance that it will obtain all the necessary approvals in accordance with its timetable. Furthermore, as this is the Company’s first venture into land development projects after the cessation of the LCM business, the Company may encounter industry-specific difficulties that result in losses as it progresses with development projects in Shenzhen.

The Company currently derives a majority of its income from rental and interest income. Any future reductions in the official cash deposit interest rates in China and Hong Kong could adversely impact its income and the total cash on hand will gradually decrease as more funds are being used for land development related expenditures for the land in Gushu and Guangming, Shenzhen.

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

In January 2017, the FASB issued ASU No.2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This Update provides a more robust framework to use in determining when a set of assets and activities is a business and provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public business entities, this Update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The adoption of ASU 2017-01 is not expected to have a material impact on the Company’s consolidated financial statements in 2018.

In January 2017, the FASB issued ASU No.2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This Update states an entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, where Step 2 from the goodwill impairment test is eliminated. In addition, any reporting unit with a zero or negative carrying amount is no longer required to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. For public entity, this Update is effective for annual or any interim periods beginning after December 15, 2019. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, other income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. This Update includes guidance on the accounting for partial sales of nonfinancial assets, which are common in the real estate industry, and contributions of nonfinancial assets to a joint venture or other noncontrolled investee. This Update indicates income-producing real estate is considered in substance real estate and, therefore, is derecognized in accordance with industry-specific guidance. It also simplifies GAAP by eliminating several accounting differences between transactions involving assets and transactions involving businesses and requires an entity to initially measure a retained noncontrolling interest in a nonfinancial asset at fair value consistent with a how a retained noncontrolling interest in a business is measured. For public business entities, this Update is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The adoption of ASU 2017-05 is not expected to have a material impact on the Company’s consolidated financial statements in 2018.

In March 2017, the FASB issued ASU No. 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the presentation of net periodic pension cost and net periodic postretirement benefit cost by adding a standard-setting project to provide additional guidance on the presentation of net benefit cost in the income statement and on the components eligible for capitalization in assets and requires that an employer report the service cost component in the same line item as other compensation costs arising from services rendered by the pertinent employees during the period. This Update requires additional disclosures, including the amount of net benefit cost recognized for each period for which a statement of income is presented. For public business entities, this Update is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The adoption of ASU 2017-07 is not expected to have a material impact on the Company’s consolidated financial statements in 2018.

In May 2017, the FASB issued ASU No. 2017-09, Stock Compensation (Topic 718): Scope of Modification Accounting. This Update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting in this Update. This Update is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period for public business entities for reporting periods for which financial statements have not yet been issued. The adoption of ASU 2017-09 is not expected to have a material impact on the Company’s consolidated financial statements in 2018

In May 2017, the FASB issued ASU No.2017-10, Service Concession Arrangements (Topic 853): Determining the Customer of the Operation Services. This Update clarifies the grantor is the customer of the operation services in all cases for those arrangements and enable more consistent application of other aspects of the revenue guidance. This Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of ASU 2017-10 is not expected to have a material impact on the Company’s consolidated financial statements in 2018.

In September 2017, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606): Amendments to SEC paragraphs pursuant to the staff announcement at the July 20, 2017 EITF meeting and rescission of prior SEC staff announcements and observer comments. For public business entities, this Update is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The adoption of ASU 2017-13 is not expected to have a material impact on the Company’s consolidated financial statements in 2018.

In February 2016, the FASB issued ASU 2016-02, Lease (Subtopic 842): This Update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In January 2018, the FASB issued No. 2018-01, Land Easement Practical Expedient for Transition (Topic 842): Amendments of new leases guidance allows entities the option to apply the provisions of the new leases guidance at the effective date, without adjusting the comparative periods presented. This Update also simplifies the reporting and disclosures for lessors for certain leases in which they also provide related services. This Update allows lessors to not separate the nonlease components from the lease. For public business entities, this Update is effective for annual reporting periods beginning after December 15, 2018. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

3.       Assets Held for Sale

The Company fully discontinued its production in Wuxi by the end of June 2013 due to sustained losses generated from FPC production and a lack of customers for LCM for tablets. The Company was seeking a potential buyer for all its long-lived assets related to FPC production since June 2013, hence these assets were classified as assets held for sale in 2013. During 2014, $16,316 of long-lived assets was reclassified to assets held for sale, and $19,035 of additional impairment was recorded on the production machineries because management assessed that the market value was lower than the net book value. No additional impairment loss was made on the asset held for sale in 2015, 2016 and 2017.

However, in December of 2017, management decided not to sell the assets in Wuxi, instead, the assets held for sale were reclassified as property, plant, and equipment.

$25 of assets held for sale was disposed of with the consideration of $34 and a gain of $9 which is included in other income, net in the year 2017.

Assets held for sale are comprised of the following:

At December 31,	2016	2017
At net book value:
Land	$341	$—
Buildings	16,496	—
Machinery and equipment	23	—
Leasehold improvements	2,097	—
Others	13	—
Total	$18,970	$—

4.	Real Estate Properties under Development, Net

The following summarizes the components of real estate properties under development as at December 31, 2016 and 2017:

At December 31,	2016	2017
Building at cost	$58,109	$34,498
Less: accumulated depreciation	(40,814)	(20,859)
	17,295	13,639
Construction in progress	9,773	27,420
Land use right	10,711	11,401
Net book value	$37,779	$52,460

The Company previously entered into an operating lease contract with a third party with respect to certain buildings with the carrying amount as shown below:

At December 31,	2016	2017
Buildings at cost	$29,825	$—
Less: accumulated depreciation	(17,163)	—
Buildings, net	$12,662	$—

At December 31, 2016, scheduled minimum rental payments to be received for buildings leased to others were $1,897 and the lease term expired on October 31, 2017.

5.	Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

At December 31,	2016	2017
At cost:
Land	$—	$363
Buildings	$4,557	$22,115
Machinery and equipment	362	211
Leasehold improvements	1,981	4,313
Furniture and fixtures	24	32
Motor vehicles	275	304
Total	7,199	27,338
Less: accumulated depreciation	(3,464)	(3,590)
Construction in process	—	13,228
Net book value	$3,735	$36,976

Depreciation expenses were $354, $365 and $328 for the years ended December 31, 2015, 2016 and 2017, respectively.

6.	Investments in Subsidiaries

	Place of	Principal	Percentage of Ownership as at December 31,
Subsidiaries	Incorporation	activity	2016	2017
Consolidated principal subsidiaries:
Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	Cayman Islands	Investment holding	100%	100%
Nam Tai Holdings Limited (“NTHL”)	BVI	Investment holding	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”) (1)	Hong Kong	In liquidation	—	—
Inno Consultant Company Limited (“ICCL”) (2)	Hong Kong	Management Consultant	—	100%
Namtai Investment (Shenzhen) Co., Ltd. (“NTISZ”)	PRC	Investment holding	100%	100%
Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”)	PRC	Property development and management	100%	100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”)	PRC	Inactive	100%	100%

(1)	NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013.

(2)     ICCL was incorporated by NTSZ in 2017

7.	Retained Earnings and Reserves

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the distribution of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. The New Law was effective on January 1, 2008.  Please refer to Note 14 for further details of the New Law. Prior to the enactment of the New Law, when dividends were paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of the tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law.

In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $347,417 and $346,357 as of December 31, 2016 and 2017, respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

8.	Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

At December 31,	2016	2017
Accrued salaries and benefits	$581	$690
Accrued professional fees	88	171
Advance received from customers	584	173
Others	152	466
	$1,405	$1,500

9.	Bank Loans and Banking Facilities

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2015, these facilities totaled $90,000, which were unused at December 31, 2015. The banking facility with limited guarantee from the subsidiaries of NTISZ and Zastron Shenzhen at December 31, 2015 mature in 2016. Bank loan of $40,000 with the annual interest rate of 1.5354% and a term of one year borrowed from the Hong Kong and Shanghai Banking Corporation Limited (“HSBC”) was fully repaid on May 28, 2015. On June 26, 2015, the Company borrowed $55,000 with the annual interest rate of 1.23425% from HSBC and it was fully repaid on August 26, 2015. On July 8, 2015, the Company borrowed $35,000 with the annual interest rate of 1.2311% from HSBC and it was fully repaid on September 8, 2015. Interest rates are generally based on the banks’ usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review.

There were no banking facilities granted in 2016. However, during 2017, the Company’s management began negotiating with China Construction Bank regarding a bank facility for project development in Shenzhen, PRC. The proposed bank facility is $184,049 (RMB1,200 million) for Inno Park in Guangming, Shenzhen. Both parties are still negotiating the terms and conditions in the contract. The Company is expected to close the deal within a few months following the balance sheet date.

10.	Equity
(a)	The Company has only one class of common shares authorized, issued and outstanding.
(b)	Stock Options

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

In April 2017, the Board of Directors approved one stock option plan, which was subsequently approved by the shareholders at the 2017 annual general meeting of shareholders, with the same terms and conditions. However, the maximum number of shares to be issued pursuant to exercise of options granted was 1,500,000 shares.

In April 2012, the Board of Directors approved the grant of stock options to employees of the Company. The number of stock options to be granted will range from 277,000 to 831,000, which is determined by achievement of a 6% to 10% return on total shareholders’ equity as at December 31, 2011 in the 9 month period from April 1, 2012 to December 31, 2012. 415,500 and 328,500 of share options were granted and immediately vested in January 2013 and June 2014 respectively. The share based compensation expenses of $156 were booked in 2014.

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

In April 2016, 130,000 share options were granted to employees of the Company and were immediately vested upon granting. The share based compensation costs of $185 was booked in 2016 accordingly.

In July 2016, 2,940,000 share options were granted to directors, employees and external consultants of the Company and were vested in five equal portions of July 2016, January 2017, January 2018, January 2019 and January 2020, respectively. The share based compensation costs of $1,038 was booked in 2016 accordingly.

In March 2017, 75,000 share options were granted to employees of the Company and were vested in five equal portions of March 2017, January 2018, January 2019, January 2020, and January 2021, respectively. The share based compensation costs of $60 was booked in 2017 accordingly.

In May 2017, 800,000 share options were granted to directors of the Company and were vested in four equal portions of May 2017, January 2018, January 2019 and January 2020, respectively. The share based compensation costs of $378 was booked in 2017 accordingly.

A summary of stock option activity during the three years ended December 31, 2017 is as follows:

	Number of options	Weighted average exercise price	Weighted average fair value per option
Outstanding and exercisable at January 1, 2015	1,175,500	$6.37	$1.66
Granted	851,869	$7.53	$1.78
Exercised	(600,000)	$6.66	$1.98
Expired	(296,500)	$5.60	$1.09
Outstanding and exercisable at December 31, 2015	1,130,869	$7.29	$1.68
Granted	3,070,000	$5.87	$1.18
Exercised	(471,869)	$6.97	$1.31
Expired	(535,000)	$6.62	$1.49
Outstanding and exercisable at December 31, 2016	3,194,000	$6.08	$1.28
Granted	875,000	$11.10	$0.95
Exercised	(1,104,500)	$6.25	$0.91
Expired	(732,100)	$7.42	$1.11
Outstanding and exercisable at December 31, 2017	2,232,400	$7.52	$1.40

Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the fiscal period in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

Details of the options outstanding and exercisable at December 31, 2017 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period	Weighted remaining contractual life in months
In 2015
45,000	100% vested at date of grant	$5.33	June 5, 2015 to June 4, 2018	5.1
115,000	100% vested at date of grant	$8.00	October 30, 2015 to October 29, 2020	34.0
In 2016
280,000	vested in January 2018	$6.22	January 1, 2018 to December 31, 2018	12.0
280,000	vested in January 2019	$6.22	January 1, 2019 to December 31, 2019	24.0
280,000	vested in January 2020	$6.22	January 1, 2020 to December 31, 2020	36.0
190,800	vested in January 2018	$5.41	January 1, 2018 to December 31, 2018	12.0
190,800	vested in January 2019	$5.41	January 1, 2019 to December 31, 2019	24.0
190,800	vested in January 2020	$5.41	January 1, 2020 to December 31, 2020	36.0
In 2017
15,000	vested in January 2018	$7.10	January 1, 2018 to December 31, 2018	12.0
15,000	vested in January 2019	$7.10	January 1, 2019 to December 31, 2019	24.0
15,000	vested in January 2020	$7.10	January 1, 2020 to December 31, 2020	36.0
15,000	vested in January 2021	$7.10	January 1, 2021 to December 31, 2021	48.0
100,000	vested in January 2018	$7.95	January 1, 2018 to December 31, 2018	12.0
100,000	vested in January 2019	$7.95	January 1, 2019 to December 31, 2019	24.0
100,000	vested in January 2020	$7.95	January 1, 2020 to December 31, 2020	36.0
100,000	vested in January 2018	$15.00	January 1, 2018 to December 31, 2018	12.0
100,000	vested in January 2019	$15.00	January 1, 2019 to December 31, 2019	24.0
100,000	vested in January 2020	$15.00	January 1, 2020 to December 31, 2020	36.0

There was approximately nil, $ 1,728 and $1,093 respectively, of unrecognized compensation expense related to non-vested stock options granted under the Company’s option plan at December 31, 2015, 2016 and 2017. The total amount of recognized compensation costs in 2015, 2016 and 2017 was $1,685, $1,223 and $1,424, respectively.

The total 160,000 stock options are exercisable as of December 31, 2017.

The total fair value of shares vested during fiscal years ended December 31, 2015, 2016 and 2017 was $1,515, $469 and $91.2, respectively.

The weighted average remaining contractual life of the stock options outstanding at December 31, 2015, 2016 and 2017 was approximately 44, 27 and 33 months, respectively. The weighted average fair value of options granted during 2015, 2016 and 2017 was $1.78, $1.18 and $0.95, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2015	2016	2017
Risk-free interest rate	0.85% to 1.73%	0.50% to 1.24%	0.98% to 2.02%
Expected life	3 years to 5 years	1 years to 5 years	0.67 years to 4.83 years
Expected volatility	49.50% to 55.94%	34.64% to 50.61%	31.37% to 49.63%
Expected dividend yield	1.35% to 2.02%	1.31% to 1.48%	2.26% to 2.54%

(c)	Share Buy Back

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

As of December 31, 2016, 724,750 common shares had been bought back from the open market at the average purchase price of $8.64 under the Company’s shares buyback program announced on August 22, 2016 and expiring on September 30, 2016.

As of December 31, 2017, there is no additional common shares bought back by the Company.

The share repurchase program was conducted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934.

11.	(Loss) Income per Share

The calculations of basic (loss) income per share and diluted (loss) income per share are computed as follows:

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2015
Basic loss per share	$(13,158)	40,548,784	$(0.32)
Effect of dilutive securities — Stock options		—
Diluted loss per share	$(13,158)	40,548,784	$(0.32)

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2016
Basic loss per share	$(9,534)	36,672,957	$(0.26)
Effect of dilutive securities — Stock options		—
Diluted loss per share	$(9,534)	36,672,957	$(0.26)

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2017
Basic income per share	$3,944	36,807,275	$0.11
Effect of dilutive securities — Stock options		685,163
Diluted income per share	$3,944	37,492,438	$0.11

12.	Staff Retirement Plans

The Company operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by trustees independent of the Company.

The MPF is available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the staff’s relevant income. The maximum relevant income for contribution purposes is $3.8 per month per employee. Eligible staff members are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong.

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

The cost of the Company’s contribution to the staff retirement plans in Hong Kong and the PRC amounted to $149, $167, and $152 for the years ended December 31, 2015, 2016 and 2017, respectively.

13.	Other (Expenses) Income, Net

Year ended December 31,	2015	2016	2017
Foreign exchange (loss) gain, net	$(8,678)	$(8,294)	$8,582
Interest income from finance lease receivable	303	16	—
Gain on disposal of idle property, plant and equipment	106	8	—
Income from selling residual scraps from demolished buildings	—	—	529
Loss from discontinued operations	(630)	(634)	(693)
Others	880	407	77
	$(8,019)	$(8,497)	$8,495

     .

No additional long-lived asset was reclassified to assets held for sale in 2015 and 2016. Assets of $20,254 and $18,970 have been included in assets held for sale (Note 3) as at December 31, 2015 and 2016. However, in 2017, the Company’s management decides not to sell the assets in Wuxi, thus, the long-lived asset is reclassified to property, plant and equipment.

Summarized financial information for the discontinued operations of the Company is as follows:

	2015	2016	2017
Net sales	—	—	—
Loss before income tax	(630)	(634)	(693)
Income tax expenses	—	—	—
Loss from discontinued operations, net of income tax	(630)	(634)	(693)
Prepaid expenses and other receivables	106	74	79
Total assets	106	74	79
Accrued expenses and other payables	160	121	128
Total liabilities	160	121	128
Net liabilities of discontinued operations	(54)	(47)	(49)

14.	Income Taxes

The components of income before income tax are as follows:

Year ended December 31,	2015	2016	2017
PRC, excluding Hong Kong	$(577)	$(2,106)	$(6,759)
Hong Kong and other jurisdictions	(12,581)	(7,428)	10,703
	$(13,158)	$(9,534)	$3,944

The Company’s income is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below. Under the current BVI law, NTHL is not subject to profit tax in the BVI. However, it may be subject to Hong Kong income taxes as described below if it has income earned in or derived from Hong Kong.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2015, 2016 and 2017 to the estimated income earned in or derived from Hong Kong during the respective years, if applicable.

The provision for current income taxes of the subsidiaries operating in PRC has been calculated by applying the rate of taxation of 25% for the years ended December 31, 2015, 2016 and 2017.

The Company, which has subsidiaries that are tax resident in the PRC, is subject to the PRC dividend withholding tax of 5%, when and if undistributed earnings are declared to be paid as dividends to the extent those dividends are paid out of profits that arose on or after January 1, 2008. For the years ended December 31, 2015, 2016 and 2017, there was no income tax expense for the 5% dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries. In line with management’s decision to change the core business, management decided to retain the undistributed earnings in the PRC.

Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The New Law includes a provision specifying that legal entities organized outside of the PRC will be considered as resident enterprises for PRC enterprises income tax purpose if their active management is located in the PRC. The Implementation Rules to the New Law provide that non-resident legal entities will be considered PRC residents enterprises if substantial and overall management control over the manufacture, operations, personnel, accounting, properties, etc. occurs within the PRC.

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based on the available tax laws, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions. However, during the years ended December 31, 2015, 2016 and 2017, there were no interest and penalties related to uncertain tax positions and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2015 to 2017 may be subject to examination by the PRC and Hong Kong tax authorities.

Tax Disputes with Hong Kong Inland Revenue Department

Since the fourth quarter of 2007, several inactive subsidiaries of the Company have been involved in tax disputes relating to tax years 1996 and later with the Inland Revenue Department of Hong Kong, (the “HKIRD”), the income tax authority of the Hong Kong Government. These inactive subsidiaries include three Hong Kong entities, Nam Tai Group Management Limited (“NTGM”), Nam Tai Trading Company Limited (“NTTC”), Nam Tai Telecom (Hong Kong) Company Limited (“NTT”), and a Canadian entity, Nam Tai Electronics (Canada) Ltd. (“Nam Tai Canada”). The disputes concern the appropriateness of expensing certain intra-group service fees paid by the Hong Kong subsidiaries to Nam Tai Canada under the transfer pricing context.  NTGM is the parent company of NTT and NTTC.  NTTC is the title holder of certain land in Hong Kong and is being liquidated. Nam Tai Canada has since been dissolved. The particulars of these disputes are discussed below.

NTTC

(a) In October 2007, the HKIRD issued an assessment determination against NTTC, a limited liability company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company. This assessment relates to four tax years 1996/1997, 1997/1998, 1998/1999 and 1999/2000. The taxes assessed amounted to approximately $2.9 million.       .

(b) In May 2008, in addition to the assessment determination of October 2007, the HKIRD issued a writ against NTTC claiming taxes in the amount of approximately $3.0 million for the taxable years 1997/1998, 1998/1999, 1999/2000, and 2000/2001, of which $1.9 million overlapped the taxes against NTTC assessed by HKIRD in its assessment determination of October 2007. In 2009, our defense was struck out by the District Court in Hong Kong and a judgment was entered against NTTC for $3.0 million plus interest. The judgment did not include assessment for the year 1996/1997 which was $0.8 million under the assessment determination of October 2007. NTTC decided not to pursue an appeal against the decision of the District Court.

(c) From May to November 2010, the HKIRD issued three separate writs against NTTC claiming taxes and interest on unpaid taxes for the taxable years from 1996/1997 to 2003/2004 of $0.1 million, for the taxable years of 1996/1997, 1998/1999 and 1999/2000 of $0.1 million, and for the taxable years from 1996/1997 to 1999/2000 of $13,000. NTTC did not contest these proceedings, and judgments were thus entered against NTTC in 2010 for $0.3 million plus interest.

(d) On June 10, 2011, as a result of the proceedings stated in paragraphs (b) – (c) above, the HKIRD petitioned to the High Court of Hong Kong for a winding-up order against NTTC for the overdue judgment sums of $5.4 million plus interest. The petition was heard in the High Court of Hong Kong on March 13, 2012. The Court handed down the Judgment and made a winding-up order on June 4, 2012 against NTTC.

(e) On June 23, 2017, HKIRD issued a letter asking whether NTTC objects to the assessments for the tax year from 2000/01 to 2003/04. The additional taxes assessed for the year 2000/01 amounted to $1.0 million and for the year 2003/04 amounted to $0.2 million. NTTC did not respond to the letter.

(f) NTTC is in liquidation and the joint and several liquidators confirmed that all assets of NTTC have been taken over by the court appointed joint and several receivers, JLA Asia Limited, in January 2013. The total tax claim against NTTC is $6.6 million plus interest. As we do not have a controlling financial interest in NTTC after it was taken over by the Joint and Several Receivers, so the financial statements of NTTC have not been included in our consolidated financial statements subsequent to the 2012 Form-20F, in accordance with the procedures set out in ASC 810-10-15-10.

NTT

(a) On September 14, 2009, the HKIRD issued a writ against NTT, a dormant subsidiary, claiming taxes in the amount of approximately $0.3 million for the taxable year 2002/2003. On March 9, 2010, a judgment was entered against NTT for $0.3 million plus interest.

(b) On February 17, 2011, HKIRD issued a writ against NTT claiming taxes in the amount of approximately $30,000 for the taxable year 2002/2003. NTT filed a Defense to this action. The hearing of this action was heard together with the case of NTGM as discussed in paragraph (b) of the NTGM matters below on September 6, 2011. Similarly, the judgment was handed down on September 29, 2011 with the defense being struck out and judgment was thus entered against NTT of $38,000 plus interest.

(c) Since then, NTT has received a number of demand letters from the HKIRD demanding payments of judgment debts mentioned in paragraphs (a) and (b) above.

(d) On June 21, 2016, HKIRD issued a demand letter to NTT for a total payment of $0.4 million plus interest. NTT is a limited liability company incorporated in Hong Kong. NTT had a net deficit position as of December 31, 2017 and Nam Tai has no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in Nam Tai’s consolidated financial statements.

NTGM

(a) The HKIRD has also made estimated assessments against NTGM, which has been inactive since 2005. On December 17, 2008, the Hong Kong tax authorities issued a Writ of Summons through the District Court in Hong Kong claiming against NTGM the amount of $0.3 million plus interest, for the fiscal years 2001/2002. NTGM filed its defense on January 29, 2009, but on February 17, 2009, HKIRD filed papers seeking to strike out NTGM’s defense. As NTGM’s defense was similar to the defense of NTTC, NTGM accordingly agreed with HKIRD to allow judgment to be entered against NTGM by consent of $0.3 million plus interest.

(b) On February 8, 2011, HKIRD issued a writ against NTGM claiming taxes in the amount of $0.9 million plus interest for the taxable years 2001/2002, 2002/2003 and 2003/2004. NTGM filed a defense to this action. The hearing of the action took place on September 6, 2011. The judgment was handed down on September 29, 2011 with the defense being struck out and judgment was entered against NTGM for $0.9 million plus interest.

(c) NTGM has received a number of demand letters from the HKIRD for payments of the judgment debts mentioned in paragraphs (a) and (b) above.

(d) On October 25, 2017, HKIRD issued its latest demand letter to NTGM for a total payment of $1.1 million plus interest. NTGM is a limited liability company incorporated in Hong Kong. NTGM had a net deficit position as of December 31, 2017 and Nam Tai has no funding obligation towards NTGM. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in Nam Tai’s consolidated financial statements

Expected Dispositions of Tax Disputes with Inactive or Dormant Subsidiaries

As a part of the dispute regarding expensing certain intra-group service fees, HKIRD did not accept the explanations that it was necessary for certain subsidiaries of the Company to exist outside of Hong Kong to perform their individual functions for the whole Nam Tai group. Therefore the management fees paid by the Hong Kong subsidiaries of Nam Tai by contract to support and finance all the necessary overhead expenses of the subsidiaries outside of Hong Kong so they may contribute to the group operations (represented by the administration and finance departmental functions from Vancouver, Canada and the BVI for the whole group under the corporate structure at that time) were not regarded as necessary expenses by HKIRD that decreased the taxable earnings of our Hong Kong subsidiaries.

Since it is believed that it will be difficult for these subsidiaries to continue cooperating with HKIRD in the future, if Nam Tai discontinues financing these subsidiaries, they will be forced to liquidate in due course. As these subsidiaries no longer conduct any operations and have been inactive or dormant for some time, and have either assets of limited book-value or no assets, Nam Tai believes that there should be no material impact from these proceedings on its financial condition, liquidity or results of operations. Accordingly, no provision has been made regarding these assessments in its consolidated financial statements.

Notices of Alleged Personal Liability for Additional Taxes against Former Directors and Officers for Signing NTTC’s Tax Returns

In addition to the legal cases against our inactive or dormant subsidiaries discussed above, in January 2011, the HKIRD issued two Notices of Intention to Assess Additional Taxes separately and personally against two former directors and officers of NTTC for the taxable years 1996/1997 and 1999/2000 of $1.5 million and for the taxable year 1997/1998 of $0.7 million (the “Notices of Intention to Assess”).

On April 26, 2013, HKIRD issued three Notices of Assessment and Demand for Additional Tax against the two former directors in the total amount of approximately $2.3 million (the “Additional Assessment Notices”), assessing one of them to additional tax by way of penalty in the sum of approximately $1.6 million (approximately $0.8 million in respect of the year 1996/1997 and approximately $0.8 million in respect of the year 1999/2000) and assessing the other former director to additional tax by way of penalty in the sum of approximately $0.7 million in respect of the year 1997/1998.

On May 24, 2013, the two former directors lodged an appeal to the Board of Review of the HKIRD (the “BOR”) against the Additional Assessment Notices (the “BOR Appeal”).

On May 27, 2013, according to the indemnity policy of the Company, Company paid on behalf of the two former directors the additional tax as required under the Additional Assessment Notices.

On January 9, 2017, the BOR handed down the decision that one of the director is ordered to pay 140% of the original amount of tax assessed, while the other is order to pay 90%. Both penalties are subject to compound tax calculated monthly since the original due date (up to a ceiling of 300% of the original assessed amounts).

On February 9, 2017, Nam Tai lodged an appeal to the BOR decision and the Commissioner filed opposition statements to its appeal on February 22, 2017. The hearing for the appeal application is on April 18, 2018 at the Hong Kong Court of First Instance.

At this time, Nam Tai is unable to assess if the appeal will be accepted or successful. However, Nam Tai plans to continue to defend this matter vigorously for its former directors and officers and may be required to indemnify them.

Directors’ and Officers’ Liability Insurance

Nam Tai maintains a directors’ and officers’ liability insurance for certain claims or liabilities that may arise by reason of the status or service of its directors and officers (the “D&O Policy”). Nam Tai previously informed the insurers of it D&O Policy about the HKIRD’s Notices of Intention to Assess against NTTC’s two former directors. At that time, Nam Tai’s insurance carriers raised no objection to the Notices of Intention to Assess constituting a claim under the terms of the D&O Policy and have reimbursed the Company for the legal costs and other expenses incurred by it for defending the Notices of Intention to Assess. After the Additional Assessment Notices had been issued, Nam Tai’s insurers were informed of the same. The insurers then refused to reimburse for the additional tax under the Additional Assessment Notices and the associated legal costs and expenses incurred in both the BOR Appeal and an appeal to the Court of Appeal of the HKIRD (the “CA”) against the Assessment Notices (the “CA Appeal”). Therefore, Nam Tai and its two former directors commenced arbitration against its insurers under the D&O Policy on October 18, 2013 by issuing a Notice of Arbitration to claim for reimbursement of the additional tax and the legal costs and expenses of both the BOR Appeal and the CA Appeal. The insurers filed their Response to Notice of Arbitration on December 24, 2013. All arbitrators were appointed and the Arbitration hearing was heard from July 20 to July 24, 2015. On December 28, 2015, the Partial Final Award on Costs and Final Award on Interest was granted. The Tribunal in the Partial Award on Cost held that Nam Tai had to pay for the insurers’ costs for the period from February 11, 2014 up to the date of the award. On May 16, 2016, Nam Tai accepted the insurers’ offer of approximately $0.8 million for the respective cost, as a final settlement in this matter.

Matter Concerning a Former Director

Nam Tai is plaintiff in an action against a former director, Charles Chu, in the California Superior Court in San Francisco for breach of duty in connection with his failure to cooperate with the Board’s inquiry on his historical beneficial shareholding in the Company. Nam Tai is seeking damages from Mr. Chu arising from his conduct. Litigation is inherently uncertain, and the ultimate outcome of this action is unknown at this time.

The Company’s deferred tax assets and liabilities as of December 31, 2016 and 2017 are attributable to the following:

December 31,	2016	2017
Net operating losses	$4,678	$5,779
Property, plant and equipment	637	1,279
Total deferred tax assets	5,315	7,058
Less: valuation allowance	(5,315)	(7,058)
Deferred tax assets	—	—
Net deferred tax assets	$—	$—

Movement of valuation allowance:

December 31,	2015	2016	2017
At beginning of the year	$10,125	$6,732	$5,315
Current year (deduction) addition	(3,393)	(1,417)	1,743
At end of the year	$6,732	$5,315	$7,058

The valuation allowance as of December 31, 2015, 2016 and 2017 was related to deferred tax assets generated by net operating losses carried forward that, in the judgment of management, more likely than not will not be realized. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences become deductible. During the years ended December 31, 2015, 2016 and 2017, the movement of the valuation allowance was $3,393, $1,417 and ($1,743), respectively, derived from the taxable profit of continuing operations.

As of December 31, 2015, 2016 and 2017 the Company had net operating losses of $29,057, $19,842 and $24,475, respectively, which may be carried forward indefinitely. As of December 31, 2017, the Company had net operating losses from operations of $12,637, $593, $549 and $7,370, which will expire in the years ending December 31, 2019, 2020, 2021 and 2022, respectively.

A reconciliation of the income tax expense to the amount computed by applying the current statutory tax rate to the loss before income taxes in the consolidated statements of comprehensive income is as follows:

Year ended December 31,	2015	2016	2017
(Loss) income before income taxes	$(13,158)	$(9,534)	$3,944
PRC tax rate	25%	25%	25%
Tax loss (income tax expense) at PRC tax rate on income before income tax	$3,289	$2,383	$(986)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(478)	(130)	(208)
Change in valuation allowance	3,393	1,417	(1,743)
Reversal of tax loss cannot be recoverable in future	—	(1,664)	(950)
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Non-deductible and non-taxable items	(6,335)	(2,893)	3,118
Loss from discontinued operations and others	131	887	769
Income tax (expense) credit	$—	$—	$—

No income tax arose in the United States of America in any of the periods presented.

15.	Commitments and Contingencies
(a)	Commitments

The contractual obligations of the Company, including purchase commitments under non-cancelable arrangements as of December 31, 2017, are summarized below. The Company does not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments due by period
	Total	2018	2019	2020
Contractual Obligations
Capital commitments	7,224	4,862	2,362	—
Total	$7,224	$4,862	$2,362	$—

(b)	Significant legal proceedings

Other than as disclosed in Note 14, there is no other significant legal proceeding as of December 31, 2017.

16.	Operating Leases as Lessor

On March 25, 2014, the Company entered into an operating lease agreement to lease out certain of its buildings located in Shenzhen. The lease term originally was 3 years from May 1, 2014 to April 30, 2017. On March 21, 2016, the lease term was extended for six months to October 31, 2017. The lease contract is expired on October 31, 2017 and subsidiaries in Shenzhen will not have rental income in the following years.

17.	Segment Information

There was no segment information to be disclosed for the years ended December 31, 2015, 2016 and 2017, respectively. A summary of net income (loss) and long-lived assets by geographical areas is as follows:

Year ended December 31,	2015	2016	2017
Operation income from property within:
- PRC, excluding Hong Kong:	$2,978	$2,508	$1,851
Net (loss) income within:
- PRC, excluding Hong Kong	$(577)	$(2,106)	$(6,759)
- Hong Kong	(12,581)	(9,534)	10,703
Total net (loss) income	$(13,158)	$(9,534)	$3,944

As of December 31,	2016	2017
Long-lived assets by geographical area:
- Real estate properties under development in PRC, excluding Hong Kong	$37,779	$52,460
- Property, plant and equipment in PRC, excluding Hong Kong	507	33,894
- Hong Kong	3,228	3,082
Total long-lived assets	$41,514	$89,436

18.	Employee Severance Benefits

After the final evaluation on the viability of its core business of LCM production, the Company decided to discontinue its core business of LCM production in Shenzhen by the end of April 2014 due to a major customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment. The employee severance benefits in 2014 amounted to $103, which were recorded as general and administrative expenses and $92 was recorded in loss from discontinued operations. The balance of the employee severance benefits of $104 as at December 31, 2014 was paid in 2015. No additional employee severance benefit was recorded in 2015 and 2016. In 2017, the amount of employee severance benefits is $170 that was recorded as employee compensation under general and administrative expenses.

19.    Subsequent Events

On January 26, 2018, the board of directors appointed Mr. Ying Chi Kwok as CEO, and Ms. Yu Zhang as CFO, and Mr. Julian Lin as President and General Counsel, effective February 1, 2018.

Based on the Employee Agreement dated February 13, 2015, Mr. Koo’s severance package upon the termination of his position as the Company CFO amounts to 36 months of his basic salary and all bonuses and allowances that he was entitled to at the time of the severance,  or approximately $3.7 million, which amount is payable in 2018.

On February 12, 2018, Nam Tai sold its Hong Kong Office property to its Chairman, Mr. Koo, for $9.7 million after its audit committee reviewed two valuation reports prepared by two independent appraisers and its Board of Directors approved the transaction price. The estimated gain from transaction is $6.7 million.

.

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year ended December 31,
	2015	2016	2017
General and administrative expenses*	$(6,579)	$(2,064)	$(2,714)
Other (expenses) income, net	(8,204)	(25,794)	7,296
Interest income	3,856	4,179	6,998
Interest expenses	(360)	—	—
(Loss) income before income tax	(11,287)	(23,679)	11,580
Income tax expenses	—	—	—
(Loss) income before share of net profits of subsidiaries, net of income tax	(11,287)	(23,679)	11,580
Share of net (losses) profit subsidiaries, net of income tax	(1,871)	14,145	(7,636)
Net (loss) income	$(13,158)	$(9,534)	$3,944
Foreign currency translation adjustment	(4,417)	(7,736)	6,311
Other comprehensive (loss) income	(4,417)	(7,736)	6,311
Comprehensive (loss) income	$(17,575)	$(17,270)	$10,255
* Amount of share-based compensation expense included in general and administrative expenses	$1,685	$1,223	$1,424

SCHEDULE 1

NAM TAI PROPERTY INC.

BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$51,795	$114,249
Short term investments	88,399	—
Prepaid expenses and other receivables	3,513	2,845
Amounts due from subsidiaries	—	—
Total current assets	143,707	117,094
Property, plant and equipment, net	3,228	3,000
Investments in subsidiaries	234,666	233,342
Total assets	$381,601	$353,436
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$90	$159
Dividend payable	10,205	10,514
Amounts due to subsidiaries	20,652	23,431
Total current liabilities	30,947	34,104
Long term loan	114,308	74,974
Total liabilities	$145,255	$109,078
Shareholders’ equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 36,446,691 and 37,551,191 shares as at December 31, 2016 and 2017, respectively)	364	376
Additional paid-in capital	241,536	249,856
Retained earnings (Accumulated deficit)	6,607	(24)
Accumulated other comprehensive loss	(12,161)	(5,850)
Total shareholders’ equity	236,346	244,358
Total liabilities and shareholders’ equity	$381,601	$353,436

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings (Accumulated deficit)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2015	42,618,322	$426	$274,276	$42,258	$(8)	$316,952
Shares issued on exercise of options	600,000	6	3,990	—	—	3,996
Cancellation of shares	(6,518,750)	(65)	(36,671)	—	—	(36,736)
Stock-based compensation expenses			1,685			1,685
Net loss	—	—	—	(13,158)	—	(13,158)
Cash dividends declared ($0.08 per share)	—	—	—	(2,936)	—	(2,936)
Cash dividends reversal	—	—	—	179	—	179
Accumulated other comprehensive loss	—	—	—	—	(4,417)	(4,417)
Balance at December 31, 2015	36,699,572	$367	$243,280	$26,343	$(4,425)	$265,565
Shares issued on exercise of options	471,869	4	3,284	—	—	3,288
Cancellation of shares	(724,750)	(7)	(6,251)	—	—	(6,258)
Stock-based compensation expenses			1,223			1,223
Net loss	—	—	—	(9,534)	—	(9,534)
Cash dividends declared ($0.28 per share)	—	—	—	(10,205)	—	(10,205)
Cash dividends reversal	—	—	—	3	—	3
Accumulated other comprehensive loss	—	—	—	—	(7,736)	(7,736)
Balance at December 31, 2016	36,446,691	$364	$241,536	$6,607	$(12,161)	$236,346
Shares issued on exercise of options	1,104,500	12	6,896	—	—	6,908
Cancellation of shares	—	—	—	—	—	—
Stock-based compensation expenses	—		1,424	—	—	1,424
Net loss	—	—	—	3,944	—	3,944
Cash dividends declared ($0.28 per share)	—	—	—	(10,514)	—	(10,514)
Cash dividends paid	—	—	—	(61)	—	(61)
Accumulated other comprehensive loss	—	—	—	—	6,311	6,311
Balance at December 31, 2017	37,551,191	$376	$249,856	$(24)	$(5,850)	$244,358

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2015	2016	2017
Cash flows from operating activities:
Net (loss) income	$(13,158)	$(9,534)	$3,944
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Share of net losses (profits) of subsidiaries, net of taxes	1,871	(14,145)	7,636
Depreciation	237	229	228
Unrealized exchange loss (gain)	—	3,370	(6,713)
Share-based compensation expenses	1,685	1,223	1,424
Loss on waiving amount due from a subsidiary	—	17,800	1,324
Changes in current assets and liabilities:
Decrease (increase) in prepaid expenses and other receivables	1,460	(944)	668
Increase (decrease) in accrued expenses and other payables	496	(1,319)	69
Net cash (used in) provided by operating activities	$(7,409)	$(3,320)	$8,580
Cash flows from investing activities:
Purchase of property, plant and equipment	(1)	—	—
Decrease (increase) in short term investment	24,753	(39,647)	88,399
(Increase) decrease in amounts due from subsidiaries	(6,742)	(1,032)	1,455
Net cash provided by (used in) investing activities	$18,010	$(40,679)	$89,854
Cash flows from financing activities:
Proceeds from a long term loan of a subsidiary	40,625	73,683	—
Repayment a long term loan to a subsidiary	—	—	(39,334)
Proceeds from short term bank borrowing	92,432	—	—
Repayment of short term bank borrowing	(132,432)	—	—
Share repurchase program	(36,704)	(6,258)	—
Dividend paid	(3,230)	(2,936)	(10,266)
Proceeds from options exercise	3,996	3,288	6,908
Net cash (used in) provided by financing activities	$(35,313)	$67,777	$(42,692)
Net (decrease) increase in cash and cash equivalents	(24,712)	23,778	55,742
Cash and cash equivalents at beginning of year	56,099	31,387	51,795
Effect of exchange rate changes on cash and cash equivalents	—	(3,370)	6,712
Cash and cash equivalents at end of year	$31,387	$51,795	$114,249

SCHEDULE 1

NAM TAI PROPERTY INC.

NOTE TO SCHEDULE 1

(in thousands of U.S. dollars)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2017, $346,357 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2015, 2016 and 2017.

During the years ended December 31, 2015, 2016 and 2017, no cash dividend was declared and paid by subshttps://www.sec.gov/Archives/edgar/data/829365/000095012407006229/v36477e8va12bza.htmidiaries to the Company.

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

4.5	2016 Stock Option Plan of Nam Tai Property Inc., adopted April 22, 2016 and approved on June 3, 2016 (incorporated by reference to Annex A of Company’s Form 6-K furnished to the SEC on May 5, 2016).

4.6	2017 Stock Option Plan of Nam Tai Property Inc., adopted April 28, 2017 and approved on June 3, 2017 (incorporated by reference to Annex A of Company’s Form 6-K furnished to the SEC on May 2, 2017).

8.1	Diagram of Company’s significant subsidiaries as of December 31, 2017. See the diagram on page 33 of this Report.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm—Moore Stephens CPA Limited.

101	Financial information of the registrant for the year ended December 31, 2017 formatted in eXtensible Business Reporting Language (XBRL)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 9, 2018

NAM TAI PROPERTY INC.

By:	/s/Ying Chi Kwok
Name:	Ying Chi Kwok
Title:	Chief Executive Officer