Form 20-F
period 2018-12-31
NAM TAI PROPERTY INC.
filed 2019-03-15
CIK 829365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Nam Tai Estate, No. 3, Namtai Road, Gushu Community, Xixiang Township,

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

None.

As of December 31, 2018 there were 38,186,991 common shares of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes     ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.         ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act).    ☐  Yes    ☒  No

SIGNATURE

CERTIFICATION PURSUANT TO SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANESOXLEY ACT OF 2002

CERTIFICATION PURSUANT TO RULE 13a-14(b) AND 18 U.S.C. SECTION 1350

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NOTE REGARDING USE OF FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Report”) contains forward-looking statements. Words such as “aim”, “anticipate”, “aspire”, “assume”, “believe”, “consider”, “continue”, “envision”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “plan”, “potential”, “predict”, “project”, “propose”, “seek”, “target”, “can”, “could”, “may”, “might”, “will”, “would”, “shall”, “should”, and the negative forms of these words and other similar expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, and the effects of future regulation and the effects of competition. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. These statements are subject to many important factors, certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under ITEM 3. Key Information. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement.

You should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Report. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in management’s expectations. You should also carefully review the risk factors described in other documents we file from time to time with the U.S. Securities and Exchange Commission, which we refer to in this Report as the SEC.

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States dollars.

INTRODUCTION

Except where the context otherwise requires and for purposes of this Report only:

•	“we”, “us”, “our company”, “our”, the “Company” and “Nam Tai” refer to Nam Tai Property Inc. and, in the context of describing our operations, also includes our PRC operating companies;
•	“Board” and “Board of Directors” refers to the board of directors of our company;
•	“shares” refer to our common shares, $0.01 par value per share;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;
•	“Taiwan” refers to the Taiwan province of the People’s Republic of China;
•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China and “HK$” refers to the legal currency of Hong Kong;
•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China; and
•	all references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China; all references to “U.S. dollars”, “US$” or “$” are to the legal currency of the United States.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. dollars. The following selected consolidated statements of income data for each of the three years in the period ended December 31, 2018 and the consolidated balance sheets data as of December 31, 2017 and 2018 are derived from our consolidated financial statements and notes thereto included in this Report. The selected consolidated statements of comprehensive (loss) income data for each of the two-year periods ended December 31, 2014 and 2015 and the consolidated balance sheets data as of December 31, 2014, 2015 and 2016 have been derived from our audited financial statements not included in this Report. Our historical results do not necessarily indicate results expected for any future period. The following data should be read in conjunction with the consolidated financial statements and related notes contained in ITEM 5. Operating and Financial Review and Prospects.

Selected Financial Information

	Year ended December 31,
Consolidated statements of comprehensive (loss) income data:	2014	2015	2016	2017	2018
	(in thousands, except per share data)
Operation income	$2,341	$2,978	$2,508	$1,851	$493
Operation expenses	(1,073)	(1,949)	(740)	—	(73)
Net operation income	1,268	1,029	1,768	1,851	420
Cost and expenses:
General and administrative expenses	(13,417)	(13,862)	(8,359)	(9,450)	(20,402)
Selling and marketing expenses	—	—	—	—	(813)
Operating loss	(12,149)	(12,833)	(6,591)	(7,599)	(20,795)
Other (expenses) income, net	(22,551)	(8,019)	(8,497)	8,495	(714)
Interest income	9,173	8,054	5,554	7,621	5,601
Interest expenses	(61)	(360)	—	—	—
Write off of demolished building	—	—	—	(4,573)	(35)
Loss on demolished building facilities	—	—	—	—	(4,074)
Gain on disposal of property	—	—	—	—	6,763
(Loss) income before income tax	(25,588)	(13,158)	(9,534)	3,944	(13,254)
Income tax recovery	—	—	—	—	—
Consolidated net (loss) income	(25,588)	(13,158)	(9,534)	3,944	(13,254)
Other comprehensive income
Foreign currency translation adjustment	—	(4,417)	(7,736)	6,311	(10,437)
Consolidated comprehensive (loss) income	(25,588)	(17,575)	(17,270)	10,255	(23,691)
Weighted average number of shares
Basic	44,410	40,549	36,673	36,807	37,826
Diluted	44,410	40,549	36,673	37,492	37,826
Earnings per share:
Basic net (loss) earnings per share	$(0.58)	$(0.32)	$(0.26)	$0.11	$(0.35)
Diluted net (loss) earnings per share	$(0.58)	$(0.32)	$(0.26)	$0.11	$(0.35)

Consolidated balance sheet data:	2014	2015	2016	2017	2018
	(in thousands, except per share data)
Cash and cash equivalents	212,760	157,371	94,558	165,173	62,919
Short term investments	85,295	49,983	89,624	—	46,952
Working capital(1)	280,159	226,568	194,731	152,554	26,553
Land use rights, property, plant and equipment, net and real estate properties under development, net	35,590	38,884	41,514	89,436	199,052
Total assets	367,753	271,480	248,801	262,077	318,107
Short term debts	40,000	—	—	—	—
Total shareholders’ equity	316,952	265,565	236,346	244,358	227,891
Common shares	426	367	364	376	382
Total dividend per share(2)	0.08	0.08	0.28	0.28	n/a
Total number of common shares issued	42,618	36,700	36,447	37,551	38,187

Notes:

(1)	Working Capital represents the excess of current assets over current liabilities.
(2)

The Company declared a quarterly dividend in 2014, 2015, 2016, 2017 and 2018, respectively. For 2019, following its review of our financial results for the nine months of 2018, our Board of Directors decided to terminate the payment of dividends, see the table entitled “Dividends declared for 2019” in ITEM 8. Financial Information – Dividends for the contemplated schedule of dividend payments for 2019.

B. Exchange Rate Information

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The financial statements of our PRC subsidiaries are translated into U.S. dollars using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report (i) for assets and liabilities were made at a rate of RMB6.20, RMB6.50,

RMB6.94, RMB6.52 and RMB6.86 to US$1.00 for each of the financial year 2014, 2015, 2016, 2017 and 2018, respectively, and (ii) for revenue and expenses were made at a rate of RMB6.1765, RMB6.2513, RMB6.6340, RMB6.7770 and RMB6.5974 to US$1.00 for each of the financial year 2014, 2015, 2016, 2017 and 2018, respectively. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB at any particular rate, including the rate stated below.

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade. Since 2005, the People’s Bank of China (the “PBOC”), has allowed the RMB to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. The PBOC announces the RMB closing price each day and that rate serves as the mid-point of the next day’s trading band. The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in RMB per U.S. dollar. These rates are provided solely for your reference and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of periodic reports or other information to be provided to you.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Midpoint of Buy and Dollars per Sell Prices for RMB U.S.
Period	Period-End	Average(1)	Low	High
2014	6.2046	6.1702	6.0402	6.2591
2015	6.4778	6.2869	6.1980	6.4778
2016	6.9430	6.6549	6.4480	6.9850
2017	6.5063	6.7350	6.5063	6.8900
2018
September	6.8680	6.8551	6.8270	6.8880
October	6.9737	6.9191	6.8680	6.9737
November	6.9558	6.9367	6.8894	6.9558
December	6.8755	6.8837	6.8343	6.9077
2019
January	6.6958	6.7863	6.6958	6.8708
February	6.6912	6.7367	6.6822	6.7907
March (through March 8)	6.7201	6.7098	6.7045	6.7201

_______________________

Note:

(1)

Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

C. Capitalization and Indebtedness

Not applicable.

D. Reasons for the Offer and Use of Proceeds

Not applicable.

E. Risk Factors

Investing in our company involves a high degree of risk. You should carefully consider the following risks, as well as other information contained in this annual report, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our common shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Strategy

We may encounter difficulties in transforming our core business, which could adversely affect our growth and business prospects.

Our current business focus is to own and develop technology parks in Shenzhen, China. Prior to becoming an owner, manager and developer of technology parks, we were an electronic manufacturing service (EMS) company. In April 2014, we ceased our LCM manufacturing business and switched our business focus to the redevelopment of two parcels of land in Gushu and Guangming, Shenzhen, China, which formerly housed our manufacturing facilities, into high-end research and development complexes designated as “Nam Tai Inno City” and “Nam Tai Inno Park”, respectively.

We cannot assure you that we will be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or successfully redevelop the two parcels of land into high-end research and development complexes. Our change in business focus and our development of these technology park projects is subject to significant risks and uncertainties, including, but not limited to:

•	we do not currently have strong brand recognition or relationships in the business of owning, managing and developing technology parks;
•

we may not be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the two parcels of land for our technology park development projects in a timely manner or at all;

•	we face intense competition from real estate developers that have been operating in this business for years;
•	our experience and expertise gained from our EMS business may not be highly relevant or applicable to the technology park management and development business;
•	as we increase our number of employees to match our operational growth, our human resources costs will continue to increase; and
•	we may not be able to generate enough revenues to offset our costs in our technology park management and development business.

If we are not successful in the development of our two research and development complexes, our growth, business, financial condition and results of operations could be adversely affected.

We have a comparatively limited track record in the technology park development business and cannot guarantee our continued success.

In contrast to our 30 years of experience in the electronic manufacturing industry, we entered the technology park management and development business relatively recently. Our Nam Tai Inno Park and Nam Tai Inno City projects represent our first two technology park development projects. The real estate development business in China is highly competitive and dominated by several large, experienced real estate developers. Our limited track record in this business may impact our ability to continue our technology park development business successfully. In addition, the success of our technology park development business will depend upon our ability to:

•	complete construction of our self-developed properties on time and within estimated budgets;
•	obtain, on a timely basis, all approvals necessary to develop and operate our properties;
•	develop properties in locations that are desirable to prospective tenants;
•	accurately anticipate the requirements of prospective tenants; and
•	respond to dynamic market conditions.

Our ability to manage these risks will directly impact the success of our technology park development business and, particularly if we fail to source one or more keystone tenants in 2019 and 2020, there could be an adverse impact our overall financial condition, results of operations and cash flows.

The leasing model of Nam Tai Inno Park project is relatively new and may not receive a wide-scale acceptance.

In June 2007, we entered into an official land use transfer agreement and a supplemental agreement with the Shenzhen Municipal Bureau of State Land and Resources pursuant to our commitment specified in the official project investment agreement we signed with the Guangming Hi-Tech Industrial Park in 2006. In connection therewith, we acquired approximately 103,739 square meters of land zoned as M-1 with 50-years of land use rights starting in 2007 in the Guangming District of Shenzhen. We are developing this property under the name “Nam Tai Inno Park” as a middle or high-end research and development complex with units available for long-term leases. Upon completion, Nam Tai Inno Park will include a 269,000 square meter gross floor mixed-use complex, including office and research and development spaces, apartment and commercial/retail spaces, and a 1,500-space underground parking garage. As Nam Tai Inno Park is zoned as M-1, the land title of these units may not be subdivided. We expect to complete construction by December 2020.

We plan to offer units in Nam Tai Inno Park for lease since we are not permitted to subdivide its title pursuant to the land use transfer agreement that we entered into with Shenzhen Municipal Bureau of State Land and Resources in June 2017. We plan to offer our units with terms from one year up to the expiry of our land use rights. For long term lessees, we would also permit the lessees, together with our assistance, to apply for renewal of the land use rights with the government upon the expiration of the current land use rights. We would also offer a type of upfront long term lease that would require the lessees to pay the total lease payment for the entire leased period upfront, and only be subject to monthly management fees for the technology park when due. To make the financing of this type of upfront long term leases more accessible to potential lessees, we are also in discussion with banks in China to provide financing of up to 50% of the total lease payment. Under such an arrangement, if a lessee defaults on loan repayment, the lease will be terminated and the use rights of the unit will be reverted back to us. As we will regain possession of the unit under such circumstances, we may also have to agree to become a guarantor of the loan. We also plan to follow the market practice by competitively discounting the total lease payment for upfront leases from the selling price of titled units, as the lessees are not title holders and developments of this kind cost much less.

Upfront lease for units in an industrial zone is a relatively new leasing model that has not been widely adopted. We have made the upfront leasing model available in addition to the traditional leasing model because it helps to safeguard our cash flow by allowing us to receive the total lease payment upfront, notwithstanding that it also entails a discount compared to property that can be subdivided and sold individually. Furthermore, as this is a new leasing model, relevant regulators have yet to issue any regulations concerning its legality. If the terms are not widely accepted, the market may demand that we provide further discounts. If the regulators find the leasing model to be violative of applicable regulations, our financial condition, results of operations and cash flows may be adversely affected.

We face competition from developers that are in a close proximity to us.

An increase in the number of competing properties by developers that are in a close proximity to us could increase competition for purchasers and tenants, and force us to reduce rent or sale prices or incur additional costs to make our properties more attractive. Moreover, as Shenzhen transforms from a labor intensive, electronic manufacturing hub to a research and development based, innovation center, many factories located on industrial lands are being converted to research and development parks similar to our present projects. If these conversions occur in large scale, our market could be saturated. Competition among property developers may result in an increase in costs, shortages of raw materials, an oversupply of properties, or an increase in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business, financial condition and results of operations. If we cannot remain competitive against other property developers in the areas in which our properties are situated, our profitability and prospects could be adversely affected.

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

We have begun certain strategic cooperation with Kaisa, including hiring a number of engineers and real estate professionals from Kaisa to join us as officers and employees. Our shareholders have elected one of Kaisa’s founders, Mr. Ying Chi Kwok, as a director of our Company. Our Board of Directors has elected Mr. Kwok as its Chairman and appointed him as our Chief Executive Officer, together with the appointments of Kaisa affiliates to senior management positions, such as the appointments of Hao Xu as a Non-Executive Director and Ms. Yu Zhang as our Chief Financial Officer. We also expect to continue to consult with Kaisa from time to time, leveraging Kaisa’s knowledge and experience in the areas of construction and real estate development. We depend on the services provided by these key management members that have pre-existing affiliation with Kaisa. Competition for management talent is intense in the property development sector in the PRC. In particular, we are highly dependent on Mr. Kwok Ying Chi, our Chairman and Chief Executive Officer. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors, from Kaisa or elsewhere, in a timely manner or at all, which will adversely affect our business and operations. If we cannot attract and retain suitable human resources, especially at the management level, our business and ability to complete our projects on time and within budget may be adversely affected.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of February 13, 2019, three of our largest shareholders, namely Kaisa Group Holdings Ltd. (“Kaisa”), Peter R. Kellogg and IsZo Capital LP, beneficially owned approximately 53.2% of our common shares, collectively. If acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of our company. In addition, our largest shareholder, Kaisa who beneficially owned 9,191,050 common shares of our Company as of December 14, 2017, or approximately 24.1% of our outstanding common shares as of January 31, 2019, also engaged in the real estate business in Shenzhen city, China. We cannot assure you that Kaisa, the companies controlled by Kaisa or its affiliates will not engage in activities that may compete directly with the development of our Nam Tai Inno Park and Nam Tai Inno City projects. Our company is mindful of protecting the interest of minority shareholders. Our corporate governance procedures, including the election of a board that comprises of majority independent directors, is set up to safeguard the interests of all shareholders, particularly our minority shareholders, and not to favor any significant shareholder.

Risks Related to Our Financial Performance

We might not regain profitability for several years, if ever.

Our current business focus is to own and develop technology parks. In April 2014, we ceased our core liquid crystal display modules (LCM) production business, changed our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc. and switched our business focus to the redevelopment of two parcels of land in Shenzhen, China, which formerly housed our manufacturing facilities, into high-end research and development complexes. We have named these technology park development projects in Guangming and Gushu, Shenzhen, the “Nam Tai Inno Park” and “Nam Tai Inno City”, respectively. Upon the completion of the developments, we will own and manage the research and development complexes. During this development transition period, all overhead expenses, development costs and dividend distributions will be funded from our interest income, rental income, cash on hand and credit facilities. Once the developments are completed, we believe that we will derive our principal income from the rental income generated through the research and development complexes. We expect that each of our development projects will take approximately four to seven years to complete. While we historically generated profits in our legacy LCM production business, we do not expect to regain profitability, if at all, until we have completed the development of our research and development complexes and have obtained tenants for such complexes.

We may not have adequate financing to fund our currently planned or future technology park developments, and such capital resources may not be available on commercially reasonable terms, or at all.

Property development is capital intensive and we require significant capital resources to fund our existing and future construction and technology park development activities. Our ability to finance our capital expenditure plans is subject to a number of risks, contingencies and other factors, some of which are beyond our control. To the extent that our funding requirements exceed our financial resources, we may be required to seek additional debt or equity financing or to defer planned expenditures.

We have financed and plan to continue to finance our technology park developments using our interest income, cash on hand and borrowings under credit facilities. Without incurring material debt, our project developments thus far have resulted in a decrease of our cash and cash equivalents and short term investments from $184.2 million and $165.2 million as of December 31, 2016 and 2017 to $109.9 million as of December 31, 2018, respectively, while capitalizing the value of our real estate properties under development on our balance sheet from $37.8 million and $52.5 million as of December 31, 2016 and 2017 to $171.6 million as of December 31, 2018. We expect that our cash on hand will continuously drop as we continue to incur expenses and develop our projects. A significant portion of the project development costs for Nam Tai Inno Park and the $49.9 million payment for additional land premiums for Phase I of Nam Tai Inno City is expected to be paid in 2019. To date, we have entered into a $175 million credit facility from China Construction Bank to support our financing of the Nam Tai Inno Park project, but have yet to make any borrowings under such facility, and we intend to seek additional funding for Phase I of Nam Tai Inno City during 2019.

Certain PRC laws and regulations that govern financing policies of PRC financial institutions with respect to the property development sector impose more stringent requirements on banks in providing loans to property development enterprises, and we cannot assure you that the PRC government will not decide to further tighten such restrictions. These property-related financing policies may limit our ability and flexibility to use or enter into credit facilities with banks to finance our technology park development projects, thereby causing us to maintain high levels of internally generated cash to serve our funding needs. For example, we cannot assure you that changes in the macroeconomic environment or government policies in China would not restrict the ability of China Construction Bank or any other state-owned Chinese bank to fund our projects, require us to provide a larger equity stake than the current market practice of 30% to 40% of the total development costs, or that we will be able to continue to enter into agreements and instruments with other financial institutions on favorable terms or at all.

If we need additional financing and our financing measures are not successful, we may face liquidity and other financial risks, which could materially impair any property development efforts. Furthermore, failure to comply with any terms required by the funding agreements or instruments, including the credit agreements, may delay the development of our projects to the extent we are forced to seek alternative sources of funding or if we are prevented from completing our project developments. If our financing measures are not successful, we may face liquidity and other financial risks, which could materially impair our development efforts and operating results.

Our margins may be affected by increases in our operating and other expenses.

Our operations may be subject to increases in operating and other expenses due to a number of factors including, but not limited to:

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

Any increase our operating and other expenses would have an adverse effect on our cash flows. Furthermore, any sustained increases in our operating and other expenses could result in all or a portion of our operations becoming unprofitable, thereby resulting in an adverse effect on our business, financial condition and results of operation.

Our income will continue to drop due to the decrease in interest income from our deposits.

We currently derive a majority of our income from interest and rental income. The rates of interest receivable on our PRC time deposits are adjustable based on the range of 0% to 291% of the People’s Bank of China (PBOC) benchmark rate, which fluctuates from time to time. The PBOC benchmark rate for a seven days’ notice deposit was 1.1% as of December 31, 2018. As of December 31, 2018, the principal amount of our aggregate outstanding time deposits was $98.0 million. A hypothetical 1% decrease in annual interest rates would decrease our interest income by $1.0 million based on our deposit level as of December 31, 2018. In the past few years, we have seen a stabilizing trend for the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the PBOC to keep Renminbi-denominated official time deposit interest rates in China at a low level throughout the remainder of 2019, which in turn would keep our interest income low.

We may be required to write down our long-lived assets, which could result in a significant impairment charge that would adversely affect our operating results.

As of December 31, 2018, we had $199.1 million in long-lived assets on our balance sheet. We have written down certain of these long-lived assets from time to time. For example, in 2017, we wrote down the demolished buildings on the site of Phase I of Nam Tai Inno City by $4.6 million. In 2018, we also incurred a loss of $4.1 million related to the disposal of certain fixed assets in our Wuxi factory. We also plan to write down the existing buildings located on Phase II of Nam Tai Inno City when they are demolished in preparation of their re-construction. The valuation of our long-lived assets requires us to make assumptions about future interest income. Our assumptions are used to forecast future undiscounted cash flows. Given the volatile and uncertain nature of the current economic environment and, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and we may have to record an impairment charge. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in the periods and year in which the charge is incurred.

We might not be able to carry all of our operating losses forward.

Our operating activities in the short term will consist principally of capitalized project investments. Certain operating losses may be carried forward as tax credits in future years. If there are changes in the relevant PRC tax policy with respect to the real estate industry, we may not be able to carry all of our operating losses forward and our forecasted profits in the future may also be affected.

Increases in the price of raw materials or labor costs and the fluctuation of real estate prices in China, generally, and in Shenzhen, particularly, may increase our cost of sales and reduce our revenues and earnings.

We depend on our suppliers to provide us with sufficient quantities of raw materials such as steel, cement, sand, ballast and timber at acceptable prices and in a timely manner. As we are relatively new to the technology park development industry, we do not have long-term relationships with suppliers and typically engage them only on a per project basis. Our project-specific supply contracts usually last only as long as the life of the individual project, and we have not identified any other projects for development beyond Nam Tai Inno Park and Nam Tai Inno City. As such, during times of short supply or price hikes, we may have to pay significantly higher prices to obtain sufficient raw materials or locate alternative suppliers. We have not entered into any raw materials hedging contracts. We also need raw materials of acceptable quality to maintain the quality of our work. Any failure to obtain adequate raw materials, or failure to do so on commercially acceptable terms and in a timely manner, could interfere with our operations and adversely affect the results of our operations.

The appraised values of our properties may be different from the actual realizable value and are subject to change.

The appraised values of our properties were prepared by Savills, Cushman & Wakefield and Jones Lang LaSalle as real estate feasibility studies that are based on multiple assumptions and are subject to elements of subjectivity and uncertainty, including, among other things, that:

•	we will complete development projects on time;
•	we have obtained, or will obtain, on a timely basis, all approvals from regulators necessary for the development of the projects; and
•	we have obtained valid land titles to the development projects.

As a result, the appraised values of our properties may differ materially from the price we could receive in an actual lease or sale of the properties in the market and should not be taken as their actual realizable value or a forecast of their realizable value. Unforeseeable changes to our development of the property projects, as well as national and local economic conditions, may affect the value of our properties. In particular, the valuation of our properties could stagnate or even decrease if the market for comparable properties in Shenzhen, China experiences a downturn.

Risks Related to Our Operations

We may be unable to complete our technology park development projects on time or at all.

The progress and costs for a development project can be adversely affected by many factors, including:

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

Any construction delays or failure to complete a project according to our planned specifications or budget may delay our property leasing timetable, which could adversely affect our revenues, cash flows and our reputation. We may also be penalized if we fail to complete our projects on time as agreed with the local planning activities.

We may fail to obtain, or experience material delays in obtaining, requisite licenses, certificates, permits or governmental approvals for our technology park development projects, and as a result, our development plans, business, results of operations and financial condition may be materially and adversely affected.

As the owner and developer of our technology park development projects, we face various execution risks that may adversely affect our revenue and operations. Property development in the PRC, and in Shenzhen in particular, is a heavily regulated, long and complicated process, generally requiring large amounts of capital and involving numerous parties, including designers, construction material suppliers, general- and sub-contractors, and potential purchasers and tenants. Property developers in China must abide by various laws and regulations. At various stages of our technology park development projects, we are required to obtain and maintain certain licenses, certificates, permits and governmental approvals, including, but not limited to, qualification certificates, land use rights certificates, land use permits, construction planning permits, construction permits, pre-sale permits, construction acceptance certificates and property ownership certificates. Before government authorities will issue any license, certificate or permit, we must also satisfy specific conditions and requirements. We cannot assure you that we will not encounter material delays or difficulties in fulfilling the necessary conditions to obtain all necessary licenses, certificates or permits for our technology park developments in a timely manner, or at all.

The progress and costs of a technology park development project can also be adversely affected by many factors beyond delays in obtaining necessary licenses, permits, certificates or approvals from government agencies or authorities, including shortages of materials, equipment, contractors and skilled labor, labor disputes, construction accidents, natural catastrophes, adverse weather conditions, and changes in government policies. Construction delays, cost overruns, or failure to complete and deliver a development project on schedule and in accordance with specifications may affect our business, financial condition and results of operations and may also cause reputational damage. Also, we might not be able to adapt to new PRC land policies that may come into effect from time to time with respect to the property development industry. Any failure to obtain the necessary licenses, certificates, permits and approvals may result in us not being able to continue our development plans, which may have a material adverse effect on our business, results of operations and financial condition. There can be no assurance that we will not experience any significant delays in the completion or delivery of any of our technology park development projects, which have the potential to subject us to contractual liabilities. Moreover, if the design or construction of any of our technology park development projects fails to meet applicable requirements, we could face the risk of litigation or fines from the government and our revenues could be adversely affected.

We may experience challenges in catering our Nam Tai Inno Park to our targeted potential tenants.

We have tentatively targeted potential tenants for the Nam Tai Inno Park to be companies in the Internet of Things (IoT) industry. IoT is a nascent industry and relatively few industry standards have been adopted. Key players in the IoT industry have not been determined. The industry is also subject to rapid changes. To service our target tenants in the IoT industry, we will need to integrate a number of advanced network systems in the Nam Tai Inno Park to create an intelligent platform. In addition to technical requirements, the integration of networks must also be in accordance with the applicable regulations implemented in China and abroad concerning the protection of personally identifiable information (PII), which regulations are still evolving. The process of integrating various networks in compliance with relevant regulations is complex, time-consuming and costly, and the results are unpredictable. Accordingly, we may experience delays in completing the Nam Tai Inno Park or in a way that is suitable to the IoT industry. Moreover, target tenants of our technology parks may also make relocation decisions based on if we can successfully attract a cluster of innovative businesses, availability of government subsidies and public or private financial supports, as well as a number of other external factors specific to each of their unique situation. If we fail to provide proper network integration, create an intelligent platform, and clear paths for our target tenants to receive competitive supports, these potential tenants may be unsatisfied and may choose not to relocate to our technology park or to relocate elsewhere.

Our timely and cost-effective development of projects is dependent on various factors outside of our control.

Our future financial performance may be significantly affected by factors outside of our control that limit our ability to successfully finance and complete current and future projects in a cost-effective manner. We may invest significant resources in a project that might not be commercially viable due to changes in government policies or the general economic climate. We might not obtain governmental approvals and permits within the necessary time limits, and projects might not be completed on schedule or within estimated budgets. Project development and construction may also be adversely affected by many other factors, including shortages of materials, machinery malfunctions, labor disputes involving us or our subcontractors, construction accidents, adverse weather conditions, RMB value depreciation, natural disasters, changes in laws, government policies or priorities and other unforeseen problems or circumstances that we might not have control over. Any of these factors could result in planned projects being delayed or cancelled or current projects being delayed or incurring cost overruns, which may adversely affect our margins. Any such event may also result in sales and resulting profits from a particular development not being recognized in the year originally expected, which could adversely affect our results of operations for that year. Further, our failure to complete the construction of a project in accordance with the planned specifications or on schedule may result in contractual liabilities to purchasers and lower returns. The occurrence of any such events may adversely affect our business, financial condition and results of operations.

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

We are subject to a variety of laws and regulations concerning the protection of health and the environment. Environmental laws and regulations that apply to any given development site vary significantly according to the site’s location, environmental condition, the present and former uses of the site and the nature of the adjoining properties. Compliance with environmental laws and regulations may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activities. Although we have received environmental assessments by the local PRC environmental regulatory authorities noting that we are permitted to proceed with our projects, it is possible that these reviews did not reveal all environmental liabilities and the PRC environmental regulatory authorities could in the future curtail our operations. In addition, we also cannot assure you that the PRC government will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditures.

We rely on third-party contractors.

Substantially all of our project construction and the related work is outsourced to third-party contractors. For instance, we have selected, through an auction process, China Construction First Building (Group) Corporation Ltd., or CCFBC, and China Construction Second Engineering Bureau Ltd., or CCSEB, as the two main contractors for the construction of the main structures on the western and eastern sections of Nam Tai Inno Park, respectively, as well as a number of other subcontractors. We are exposed to risks that the performance of our contractors and subcontractors may not meet our level of standards or specifications. Negligence, delay or poor work quality by our contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractors may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, any of which may cause delays in the completion of our projects or increase our development costs.

Injury or damages may arise from construction accidents.

Risks related to injuries or damages arising from construction accidents are inherent in our business. As a policy, we require and uphold high construction safety standards within our project construction teams, in line with those set by reputable industry organizations in China. We also endeavor to instill the highest applicable safety standards and ensure all of our, our contractors’ and our subcontractors’ personnel comply with such safety standards through training, supervision and monitoring. Notwithstanding the foregoing, third parties may make claims for damages from us to the extent that there are accidents during construction. Such claims, even if unwarranted or unsuccessful, result in higher costs of construction. We cannot assure you that such injuries or damages to third parties and subsequent claims for damages will not occur. Although we require our subcontractors to comply with our safety and health policies in our contracts, we cannot assure you that our subcontractors will adhere to these safety provisions at all times.

We may also be subject to claims from customers or other third parties, resulting from the subsequent use of facilities and units we have constructed. If we fail to adequately protect ourselves or third parties against these potential liabilities, we could incur substantial costs, which could have an adverse effect on our business, financial condition and results of operations. Furthermore, any harm caused to third parties due to our operations could damage our reputation and relationship with regulators and other customers, which may hinder our future prospects.

The property development business is subject to claims under statutory quality warranties.

Under PRC law, all property developers in the PRC must provide certain quality warranties for the properties they construct or sell. We will be required to provide these warranties to our tenants and customers. Generally, we receive quality warranties from our third-party contractors with respect to our development projects, which we are permitted to rely upon. If a significant number of claims were brought against us under our warranties and if we were unable to obtain reimbursement for such claims from our third-party contractors in a timely manner or at all, or if the money retained by us to cover our payment obligations under the quality warranties was not sufficient, we could incur significant expenses to resolve such claims or face delays in remedying the related defects, which could in turn harm our reputation, and materially adversely affect our business, financial condition and results of operations.

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

Damage to or other potential losses involving, our assets and business may not be covered by insurance

We maintain comprehensive property and liability insurance policies with coverage features and insured limits that we believe are consistent with market practice in the property development in Shenzhen, China. Nonetheless, the scope of insurance coverage that we can obtain and our ability to obtain such coverage at commercially reasonable rates may be limited. In addition, our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay any claims we may have against them. Moreover, there are certain types of losses that are currently uninsurable in China. While we believe that our practice is in line with the general practice in the PRC property development industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which adversely affect our financial condition and results of operations. Furthermore, we generally do not maintain any business disruption insurance policies. As such, certain types of losses, generally of an unforeseen or catastrophic nature, such as fires, natural disasters, terrorist acts, the outbreak of infectious disease or any resulting losses causing disruptions to our business operations, may be uninsurable or the required insurance premiums may be too expensive to justify obtaining insurance. In the event of a substantial loss, the insurance coverage we carry may not cover our damages or  sufficient to pay the full market value or the replacement cost of our lost investment.

If we suffer any uninsured losses, damages or liabilities in the course of our business operations, we may not have sufficient funds to cover any such losses, damages or liabilities. Accordingly, we could lose some or all of the capital we have invested in a building or piece of land as well as the anticipated future revenue from that building or piece of land. To the extent that we suffer losses or damages as a result of a risk for which we do not maintain insurance, which is not covered by our insurance policies, or where the cost of the losses or damages exceeds our insurance coverage, we will have to bear such costs, which could have a material adverse effect on our business, financial results of operations and condition.

Risks Related to Regulatory Oversight

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

Due to deteriorating business conditions, we ceased our original core LCM production business in April 2014, and switched to business focused technology park management and development. In addition, we completed the sale of all of our EMS manufacturing equipment to third parties and our last remaining production line in Wuxi was removed in September 2014. As a result of these transactions, we have a significant amount of cash. See ITEM 4. Information on the Company — Historical Business Overview for additional information. Consequently, there is a risk that we could be deemed to be an investment company under the 1940 Act.

We intend to continue to conduct our businesses and operations so as to avoid being deemed to be an investment company. Nevertheless, if we are deemed to be an investment company, because we are a foreign company, in the absence of a grant by SEC of an exemptive order permitting us to register under the 1940 Act, the 1940 Act would prohibit us and any person deemed to be an underwriter of our securities from offering for sale, selling or delivering after sale, in connection with a public offering, any security issued by us in the United States. Additionally, we may be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid being treated as an “investment company” as defined under the 1940 Act. Additionally, we may incur significant costs and management time in this regard, which could have a significant negative impact on our results of operations.

We believe we were a passive foreign investment company for 2018 and we may be a passive foreign investment company for 2019, which could result in adverse U.S. federal income tax consequences for U.S. investors.

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

Although not free from doubt, we believe we were a PFIC for U.S. federal income tax purposes for 2018. The PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2018 and do not plan to do so for 2019, and we cannot anticipate our market capitalization for 2019. Accordingly, we may be treated as a PFIC for 2018 under the PFIC asset test, or under the PFIC income test, or both. Our characterization as a PFIC during any year could result in adverse U.S. federal income tax consequences for U.S. investors. For example, if we were a PFIC in 2018 or in any other taxable year, U.S. investors who owned our common shares during such year generally would be subject to increased U.S. tax liabilities and reporting requirements.

Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC see “Taxation—United States Federal Income Tax Consequences” beginning on page 69 of this Report.

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

Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934, and corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections and information afforded to investors.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to a U.S. domestic public companies, including:

•	the rules under the Securities Exchange Act of 1934 requiring the filing with the SEC of quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K;
•	the section of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations respect of a security registered under the Exchange Act;
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

In addition, because we are a foreign private issuer, certain corporate governance standards of the NYSE that apply to domestic companies listed on that exchange may not be applicable to us. For information regarding whether our corporate governance standards differ from those applied to U.S. domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in ITEM 6. Directors and Senior Management. Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE that are not foreign private issuers.

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

Certain information in this Report relating to the growth of Shenzhen, including statistics relating to the growth of its GDP and industry sectors, is derived from various government publications. Such information may not be consistent with those prepared by other independent market research bodies within or outside of the mainland China. Such information also has not been independently verified by us.

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud, or in informing management of all material information in a timely manner.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and internal controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

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

Risks Related to China

Our business is largely affected by the general level of activity and growth in Shenzhen, China.

Our operations are solely based in the city of Shenzhen, China, and as a result, the continuous growth and development of Shenzhen and the surrounding Guangdong – Hong Kong – Macao Greater Bay Area are paramount to our business and future prospects. The infrastructure development of Shenzhen is implemented in accordance with a city development plan that is subject to change from time to time. We have little or no influence over the development plan of Shenzhen or the surrounding areas. We cannot assure you that the Shenzhen infrastructure development plan will be effectively carried out as it is currently contemplated or that the vision of Shenzhen as the next technological development center in China will be realized. Completion of the ongoing public transport infrastructure projects expected to benefit the development of Shenzhen may be substantially delayed and future planned infrastructure projects may be postponed indefinitely or cancelled. In addition, continued growth of the research and development businesses in Shenzhen, which we believe will increase the demand for our technology parks, may not occur at expected rates or at all. Many other factors also affect the development of Shenzhen, including the state of the national and regional economies in China, changes in government policies leading to changes in market conditions, and political and social developments, any of which could have a material and adverse effect on our business. In the event that our Nam Tai Inno Park and Nam Tai Inno City projects do not develop as we plan and envision, there will be a material and adverse effect on our business and prospects.

Our business may be materially and adversely affected by government measures affecting China’s real estate industry.

The real estate industry in China is subject to government regulations, including measures that are intended to curtail rapid price increases and property speculation. In response to rising property prices and perceptions of widespread property speculation, the Chinese government tightened its real estate policies, implementing measures and policies intended to curtail property speculation and promote the healthy development of the real estate industry.

The regulations at both central government level and local government level change from time to time, to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. In the fourth quarter of 2016, local governments in more than 20 cities issued notices to restrict purchases of houses, including Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin. The restrictive measures include, but are not limited to, an adjustment to the percentage of required down payment, more restrictive eligibility requirement imposed on purchasers and a limit on the maximum number of houses one may purchase. During the first quarter of 2017, a new round of restrictive measures at national level has permeated into more than 30 cities, including both first-tier and second-tier cities. For example, first-tier cities such as Beijing and Guangzhou further increased the percentage of required down payment. Meanwhile, a number of second-tier cities such as Hangzhou, Fuzhou, Nanjing, Changsha and Shijiazhuang have set a series of restrictions, including the maximum number of houses one may purchase, the maximum amount of mortgage loan(s) one may borrow, and the percentage of required down payment. In 2017, local governments of both first-tier and second-tier cities have also promulgated various policies to impose restrictions or eligibility requirements on buyers purchasing real estate. It is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies or adopt new measures that are less restrictive.

In May 2018, the PRC Ministry of Housing and Urban-Rural Development (MOHURD) issued a circular (the “May Circular”) intended to increase supply of property and further provides that banks should strictly examine the mortgagor’s loan repayment capacity before granting any mortgages, that enterprises must only use their own funds to purchase land (as opposed to borrowed funds), and that the source of such funds would be under stringent supervision.

In July 2018, the People’s Government of Shenzhen City issued a circular (the “July Circular”) intended to further strengthen the regulation of and promote the steady and healthy development of the real estate market in Shenzhen. The July Circular includes restrictions on transfer of residences and commercial apartments that are built on land zoned as either residential, commercial or mixed-use.

These measures and policies principally apply to residences and commercial apartments that are built on land zoned as either residential, commercial or mixed-use. Our two projects, Nam Tai Inno Park and Nam Tai Inno City, will be built on industrial zoned land, so most of these measures and policies do not directly apply to our projects. However, these measures and policies may depresses the PRC real estate market overall and Shenzhen real estate prices in particular, dissuade would-be buyers from making purchases, reduce transaction volume, and cause a decline in average selling prices, all of which could collaterally affect the selling or rental prices that we may charge for Nam Tai Inno Park and Nam Tai Inno City projects.

In addition, we cannot assure you that the PRC government or the Shenzhen City government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be adversely affected as a result of decreased transaction volumes or real estate prices that may directly or indirectly result from such government policies.

Our business is susceptible to fluctuations in China’s real estate industry, which may materially and adversely affect our results of operations.

We conduct our real estate services business entirely in China, and specifically in Shenzhen. Our business depends substantially on conditions in China’s real estate industry and more particularly on the volume of new property transactions in China. Demand for real estate in China and Shenzhen has grown rapidly in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s and Shenzhen’s real estate industries are caused by economic, social, political and other factors. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate market, in some cases to stimulate further development and more purchase of residential real estate units and in other cases to restrict these activities from growing too rapidly. These measures can affect real estate buyers’ eligibility to purchase additional units, their down payment requirements and financing, as well as availability of land to developers and their ability to obtain financing. These measures have affected and continue to affect the conditions of China’s and Shenzhen’s real estate markets and cause fluctuations in real estate pricing and transaction volume. See “— Our business may be materially and adversely affected by government measures affecting China’s real estate industry.” To the extent fluctuations in China’s and Shenzhen’s real estate industries adversely affect spending on real estate, our financial condition and results of operations may be materially and adversely affected.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on overall economic growth in China, which could materially adversely affect our business.

All of our operations are conducted in China and all of our revenues are generated in China. Accordingly, our operating results, financial condition and prospects are influenced by the economic, political and legal conditions and developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates, foreign exchange control and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatment to particular industries or enterprises. Any adverse changes in the policies of the Chinese government or in PRC laws and regulations could have a material adverse effect on the overall economic growth of China, result in stagnated development of research and development business and a decreased demand for our technology parks and adversely affect our business and operating results.

There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries and between China and the U.S. The recent trade disputes between the U.S. and China and the imposition of higher tariffs by the U.S. government for the importation of goods manufactured in China have brought upon a level of uncertainty for many Chinese companies concerning the strength of China’s economy. The proposed tariffs may result in the depreciation of the Renminbi and the contraction of certain PRC industries. The PRC economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending as well as the slowdown of economic growth in China may adversely affect our liquidity and financial condition, and significantly affect the demand for our commercial and residential units. A widespread change in spending habits may also lead to tighter credit markets, drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to the perceived uncertainty in China’s economic conditions, commercial tenants could delay, reduce or cancel rental of office space, and homebuyers could also defer, reduce or cancel purchases of residential units, and thereby adversely affect our results of operations.

While the PRC economy has experienced significant growth over the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. Moreover, the continued economic growth in China over the past few years has resulted in a general increase in labor costs, and the inflationary environment that has persisted in recent periods has led to labor strikes and employee discontent, which could result in materially higher costs being paid for the development of our technology parks. We cannot assure you that the ongoing evolution of economic, political and social conditions in China would not materially reduce our revenues and profitability.

Recent trade policy initiatives announced by the United States administration against the PRC may adversely affect our business.

On August 14, 2017, the President of the United States issued a memorandum instructing the U.S. Trade Representative (“USTR”) to determine whether to investigate, under Section 301 of the U.S. Trade Act of 1974 (Trade Act), laws, policies, practices, or actions of the PRC government that may be unreasonable or discriminatory and that may be harming U.S. intellectual property rights, innovation, or technology development. Based on information gathered in that investigation, the USTR published a report on March 22, 2018 on the acts, policies and practices of the PRC government supporting findings that certain such acts, policies and practices are unreasonable or discriminatory and burden or restrict U.S. commerce.

On March 8, 2018, the President exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including the PRC. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from the PRC that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against the PRC for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by the PRC are (i) a mandatory $100 billion reduction in the PRC/U.S. trade deficit and (ii) limiting the planned $300 billion PRC government support for advanced technology industries including artificial intelligence, semiconductors, electric cars and commercial aircraft. On June 15, 2018, the President announced that the U.S. would proceed with tariffs on $50 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the PRC government to consider imposing tariffs on $50 billion worth of goods from the U.S., including beef, poultry, tobacco and cars. In response to the PRC’s proposed retaliatory measures, the President announced on June 19, 2018 that the U.S. would compile a list of $200 billion in Chinese goods for levies should the PRC move forward with their proposed tariffs. On August 7, 2018, the U.S. announced a tariff of 25% on approximately $16 billion worth of predominantly industrial goods from China, including tractors, plastic tubes and antennas, which went into effect on August 23, 2018. In response, on August 8, 2018, China announced a 25% tariff on $16 billion worth of U.S. goods, including large passenger cars, motorcycles, chemical items and diesel fuel, which also went into effect on August 23, 2018. On September 7, 2018, the President warned that he was prepared to impose tariffs on another $267 billion worth of Chinese goods, which, in addition to the other previously announced tariffs, would cover virtually all of China’s imports into the U.S. The President has instructed his administration to proceed with a 10% tariff on Chinese goods worth $200 billion, which China intends to match with tariffs on $60 billion of US goods.

 In addition to the proposed retaliatory tariffs, the President has also directed the U.S. Secretary of the Treasury to develop new restrictions on PRC investments in the U.S. aimed at preventing PRC-controlled companies and funds from acquiring U.S. firms with sensitive technologies. Congress is currently considering new legislation, the Foreign Investment Risk Review Modernization Act, to modernize the restrictive powers imposed by the Committee on Foreign Investment in the United States.

The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting China’s overall economic condition, which could have a negative impact on us as we have significant operations in China. Furthermore, imposition of tariffs could have a negative impact to our potential tenants, most of whom are technology companies and may be subject to the tariffs imposed by the two governments, which would directly impact our business and operating results.

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

For 2014 and earlier, our functional currencies were U.S. dollars and Hong Kong dollars. Our financial results were affected by currency fluctuations, resulting in total foreign exchange gains and losses. Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from the U.S. dollar to the Renminbi. This change was made due to the progress of our technology park development projects in China, which caused our subsidiaries’ primary operating activities to be transacted in Renminbi and these entities to primarily generate and expend cash in Renminbi.

As the majority of our assets and our primary operating activities are denominated in Renminbi, the translation of Renminbi-denominated assets to U.S. dollar for our reporting purposes can result in a foreign exchange loss. We expect to continue to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the U.S. dollar.

Changes to PRC tax laws and heightened efforts by the PRC tax authorities to increase revenues have subjected us to greater taxes.

Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, PRC tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the PRC government enacted a unified enterprise income tax law, or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or FIE, located in Shenzhen, China, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment given to our subsidiaries in the PRC as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, most domestic enterprises and FIEs are subject to a single PRC enterprise income tax rate of 25% from 2012 onwards. For information on the EIT rates as announced by the PRC’s State Council for the transition period until year 2013, please see the table in“ ITEM 5. Operating and Financial Review and Prospects”.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities; however, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which changes may have a retroactive effect. According to the Circular of the State Administration of Taxation on Issues Related to the End of Various Preferential Tax Policies for Foreign and Foreign-Invested Enterprises (STA [2008] No. 23) published by the State Administration of Taxation of the PRC) on February 27, 2008, an FIE may be required to pay back the taxes previously exempted as a result of the preferential tax treatment enjoyed in accordance with the Income Tax Law of People’s Republic of China for Foreign Investment Enterprises and Foreign Enterprise, if such FIE no longer meets the conditions for preferential tax treatment after 2008 due to a change in its nature of business or if the term of its business operation is determined to be less than ten years since its inception. As we have ceased our production operations at all of our manufacturing facilities and are switching our core business to technology park management and development, our tax position may be subject to review by relevant tax authorities, and we cannot determine in advance whether, or the extent to which, such tax policy may require us to pay taxes or make payments in lieu of taxes.

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

While the term “indirectly transfer” is not defined, we understand that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with the PRC. The relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the relevant country or jurisdiction, and the process of the disclosure to the tax authority in charge of that PRC resident enterprise. Meanwhile, there are no formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose”, which can be utilized by us to determine if our company complies with the Circular 698.

Payment of dividends by our subsidiaries in the PRC to our subsidiaries outside of the PRC and to us, as the ultimate parent, is subject to restrictions under PRC law. If we determine to re-initiate our payment of dividends to our shareholders, the PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate our ability to pay any dividends at all.

Under PRC law, dividends may only be paid out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises (“PRC GAAP”) less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. As a result, our subsidiaries in the PRC may not be able to pay a dividend in a given year. China’s tax authorities may also change the determination of income which would limit our PRC subsidiaries’ ability to pay dividends and make other distributions.

Prior to the EIT law, which became effective on January 1, 2008, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC. However, under the EIT, dividends payable to foreign investors that are derived from sources within the PRC are subject to income tax at a rate between 5% and 15% by way of withholding unless the foreign investors are companies incorporated in countries that have tax treaty agreements with the PRC, whereupon the rate agreed by both countries will be applied. For example, under the terms of the tax treaty between Hong Kong and the PRC, which became effective in December 2006, distributions from our PRC subsidiaries to our Hong Kong subsidiary are subject to a withholding tax at a rate ranging from 5% to 10%, depending on the extent of ownership of equity interests held by our Hong Kong subsidiary in our PRC enterprises. As a result of this PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises will be reduced. Since we derive most of our profits from our subsidiaries in the PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, impair our ability to issue dividends to our shareholders in the future.

The PRC legal system has inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our properties, our properties’ development and to our ability to conduct our business.

Our developments are on the site of former manufacturing facilities, which we develop pursuant to China land use agreements we have entered into with PRC government agencies. Our operations depend on maintaining our relationship with the local governmental bodies in the regions in which our facilities are located. Our operations and prospects could be materially and adversely affected by the failure of the local governmental bodies to honor our land use agreements or if there is an adverse change in the law governing such agreements. In the event of a dispute, enforcement of our land use agreements could be difficult. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The PRC government has enacted laws and regulations concerning economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade; however, the PRC government’s experience in implementing, interpreting and enforcing these laws and regulations is limited and our ability to enforce commercial claims or to resolve commercial disputes in China is unpredictable. Matters concerning our land use agreements may be subject to considerable discretion by PRC government agencies, as well as forces and factors unrelated to the legal merits of a particular matter or dispute.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (the “PCAOB”) is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in Hong Kong, China, a jurisdiction where the PCAOB is currently unable to conduct full inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not subject to regular full inspections by the PCAOB.

Inspection of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of the PCAOB to conduct full inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our Common Stock

The market price of our shares will likely be subject to substantial price and volume fluctuations.

The markets for equity securities have been volatile and the price of our common shares has been, and could continue to be, subject to wide fluctuations in response to variations in our operating results, news announcements, trading volume, sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. Other events, such as the issuance of common shares upon the exercise of our outstanding stock options could also materially and adversely affect the prevailing market price of our common shares.

We have experienced low trading volume on our common shares in recent years. We cannot assure you that as an existing shareholder, you will be able to sell part of or all of your shares or increase your share position in a reasonable bid-ask spread due to the low turnover over.

Further, the stock markets have often experienced extreme price and volume fluctuations that have affected the market prices of the equity securities of many companies and such fluctuations have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares.

We may raise additional capital through the sale of additional equity or debt securities, which could result in additional dilution to our shareholders, or impose upon us additional financial obligations.

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of our property developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity, debt or convertible securities. Sales of additional equity, debt or convertible securities could result in additional dilution to our current shareholders. The incurrence of indebtedness could result in increased debt service obligations and may also result in operating and financing covenants that would restrict our operations, including our ability to pay dividends or redeem stock. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Future issuances of preference shares could materially and adversely affect the holders of our common shares or delay or prevent a change of control.

Our Board of Directors may amend our Memorandum and Articles of Association without shareholder approval to create, from time to time, and issue, one or more classes of preference shares (which are analogous to preferred stock of corporations organized in the United States). While we have never issued any preference shares and we have none outstanding, we could issue preference shares in the future. Future issuance of preference shares could materially and adversely affect the rights of the holders of our common shares, or delay or prevent a change of control.

Our Board of Directors decided against declaring any dividends for 2019 and beyond

We declared the payment of quarterly dividends of $0.02, $0.02, $0.07 and $0.07 per share for 2015, 2016, 2017 and 2018, respectively. For 2019, after considering a number of factors, our Board of Directors decided against declaring any future dividends or setting a dividend schedule. Whether future dividends will be declared again will depend on our future growth and earnings, of which there can be no assurance, and our cash flow needs for our business. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared again, what the amounts of such dividends will be or whether such dividends, once declared, will continue for any future period, or at all. For additional information on the dividends we declared for 2018 and historically, please see “ITEM 8. Financial Information – Dividends”.

F. PRC Regulations on Real Estate Development and Management

The PRC government regulates the real estate industry. This section summarizes the principal PRC laws and regulations relating to our business. Non-compliance with PRC regulations could subject us to penalties and other adverse consequences.

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

Shenzhen City Zoning Measures

The Urban Planning Criteria and Standards of Shenzhen City promulgated by the People’s Government of Shenzhen City on January 1, 2014, and amended on November 29, 2017, among other things, classifies zoning of land into nine categories, including “residential”, “business and commercial”, “industrial”, “administration and public services”, “logistics and warehousing” “road and transportation”, “municipal utilities”, “green spaces” and “public squares.” Typically, specific plots of land will be zoned into one category, but the zoning of a specific plot of land may be mixed after satisfying certain conditions. The residential zone category is for use by residential buildings and their auxiliary service facilities. The business and commercial zone category is for use of offices and commercial activities. The industrial zone category is marked as “M” and mainly used for activities that include the production, manufacture and fine machining of products, and other auxiliary uses include research, design, testing, management and other activities.

Within the M zone category, “M-1” refers to common industrial land that is mainly zoned for factory buildings for production and manufacturing activities, but also encompasses uses including warehouse, small business, staff dormitory, attachable public facilities, attachable transportation facilities and other auxiliary facilities. “M-0” refers to a new type of industrial zone that combines research, originality, design, test pilot production, pollution-free production, other innovative industry and relevant supporting services. Land zoned as “M-0” is mainly used for factory buildings (pollution-free production) and research and development buildings and can also be used for associated commercial and staff buildings, attachable public facilities, attachable transportation facilities and other auxiliary facilities.

M-0 has a lower minimum size of 300 square meters as compared to M-1, which is 1000 square meters. We believe smaller minimum sizes are more beneficial to us with respect to permitting us to sell smaller subdivided units. Further, buildings in M-0 zone must follow certain legal planning construction index allocations that mandate percentages of the buildings that are required to be designated as research and development offices, commercial uses, and housing, while index allocations for buildings in M-1 zone must be designated as factory buildings, small commercial uses or housing. In addition, the permitted floor area ratio for the “M-0” zone is 6:1, as compared with 4:1 for the “M-1” zone. Higher floor area ratio equates to larger permitted building areas and potentially higher value developments. As a result, we believe the planning construction index for the “M-0” zone offers us greater commercial advantages because we can build complexes with larger floor plans.

The site of Phase I of Nam Tai Inno City falls within the city renewal project of the Baoan District industrial red line zone and can generally only be rezoned into the common industrial zone “M-1” designation, unless relevant government departments change the zoning designation to a “M-0” designation. Currently, the site of our Nam Tai Inno Park has an “M-1” designation with 50-years of land use rights that commenced in 2007. If the land use right holder does not renew the land use right on maturity, the land will be reverted back to being state-owned. Phase I of the Nam Tai Inno City project (the eastern section), has a “M-0” designation with 50-years of land use rights that commenced in 1993, which land use rights were subsequently re-executed on October 25, 2018, which had the effect of restarting the 50 years land use rights from the date of re-execution. Phase II of Nam Tai Inno City (the western section), is currently has an “M-1” designation with 50 years of land use rights that commenced in 1999. We plan to apply for a “M-0” zoning designation approval in June 2020 after our existing facilities on the site have aged for 15 years. Subject to receiving such approval for the “M-0” zoning designation, we also plan to re-execute the land use rights contract at that time, which would restart the 50 years land use rights from the date of re-execution.

Shenzhen City Renewal Measures

Our two development projects, Nam Tai Inno Park and Nam Tai Inno City, are located within the municipality of Shenzhen. Accordingly, our developments must be made in compliance with the relevant Shenzhen rules and regulations.

The Shenzhen City Renewal Measures promulgated by the Shenzhen government on November 12, 2016 restrict city renewal projects (which refers to building construction activities in certain areas of the city (including old industrial parks, old commercial districts, old residential districts, urban villages and old housing districts) and the existence of comprehensive improvement, functional alteration, or demolition and reconstruction) in the following manners:

•	demolition and reconstruction of a city renewal project should strictly follow the city renewal unit plan and city annual renewal plan; and
•

the party conducting the demolition and reconstruction of a city renewal project should sign a land use rights supplementary contract or re-execute a land use rights contract with the Urban Planning, Land and Resources Commission after obtaining approvals for a specific city renewal project. In such circumstances, the term for land use rights will be recalculated from the signing date. As changes to land use rights contracts, such as re-starting the term from the signing date or changing the proposed use of the land, are considered as giving more favorable terms to the users, the party conducting the city renewal project needs to pay an additional premium according to the relevant regulations.

Our Nam Tai Inno City project is a demolition and reconstruction city renewal project, and thus can be subdivided and transferred, in part, after obtaining approval documentation and payment of certain additional premiums. Phase I of the Nam Tai Inno City project has received necessary approvals for a city renewal project. We re-executed the land use rights contract on October 25, 2018 with the Urban Planning, Land and Resources Commission in connection with the development of Phase I of the Nam Tai Inno City project, so the 50 year term of the land use rights re-started on October 25, 2018. In connection with re-executing the land use rights contract, we were required to paid additional land premiums of $21.4 million on October 27, 2018 and are required to pay another $49.9 million during the first half of, 2019. Our payment of additional land premiums will increase the cost basis of Phase I of Nam Tai Inno City for the purpose of calculating land appreciation taxes should we choose to sell the developed units. For Phase II of the Nam Tai Inno City project, if we are successful in receiving an “M-0” zoning designation approval for all or part of the site, we  would have the option to re-execute the land use right contract to restart the 50 year term, upon which we would be required to pay the relevant additional land premiums. The amount of land premiums differs based on the specific property usage or future transfer method. Our land was obtained at a relatively low cost so we will be subject to significant additional land premiums when we re-execute the land use right contracts.

The Interim Measures on Strengthening and Improving City Renewal Implementation promulgated by the Shenzhen government on December 29, 2016, with effect on January 1, 2017, provide that:

•

to apply to demolish and reconstruct buildings as a part of a city renewal project, the age of the building must be no less than 20 years for buildings located in residential districts and must be no less than 15 years for buildings located in industrial or commercial districts; and

•

to demolish and reconstruct buildings as a part of a city renewal project that: (i) are located on state-owned industrial land, warehousing land, land for logistics purposes, land for urban infrastructure, (ii) for public service facilities’ updating and rebuilding for industrial purposes, or (iii) for certain industries whose development is encouraged by the government, the amount of the land granting premium payment is related to the propose use of the land as a part of the city renewal project.

Our Nam Tai Inno City project is a demolition and reconstruction city renewal project in an industrial district, the buildings of which are required to be no less than 15 years old before they can be demolished and reconstructed. The buildings located on the site of Phase I of the Nam Tai Inno City project (the eastern section), were built in 1996, and thus have satisfied the 15 year age requirement. However, buildings located on the site of the Phase II of the Nam Tai Inno City project (the western section), will satisfy the 15 year age requirement in June 2020. However, we may endeavor to speed up the process for zoning approval.

The floor area ratio of the Nam Tai Inno City project has greatly increased from 2.3: 1, for our prior facilities located on the site of Phase I of the Nam Tai Inno City project, to 6:1, for Phase I of the Nam Tai Inno City project. For Phase II of our Nam Tai Inno City project, it is also expected that the floor area ratio will increase from 1.6:1, for our prior facilities, to 6:1, for Phase II of the Nam Tai Inno City project. As a result of these large increases, relevant regulations could require our developments to be subject to usage limitations and could also require us to not sell the developments to certain third-parties.

The Measures on Administration for Industrial Block of Shenzhen Municipality promulgated by the Shenzhen government on August 2, 2018, among other things, provide:

•

The Shenzhen government shall strictly implement the re-designation of industrial zones from “M-1” to “M-0” within the designated block line, and the proportion of such re-designation in several districts, including the Baoan District where our Nam Tai Inno City project is located, shall not exceed 20% of the aggregate land lots within the industrial block. As Phase II of Nam Tai Inno City has not been re-designated as “M-0,” and we have already received re-designation of Phase I of Nam Tai Inno City as “M-0,” this may affect our ability to obtain “M-0” zone designations for the entire Phase II of Nam Tai Inno City. Re-designations are to be approved by the municipal government after the district government has collected and reviewed suggestions by the Urban Planning, Land and Resources Commission and Industry Management Department.

•

If a transferor transfers property zoned as industrial land within the designated first-tier line of industrial block line or partially transfers an industrial building, the transferee must be (i) an industrial enterprise above a certain state designated qualifications or (ii) an enterprise that has been engaged in manufacturing for more than three years and has paid all taxes, and the transferee shall not be permitted to change the usage of the buildings.

•

Factory buildings within both “M-1” and “M-0” zones shall not be changed to non-dormitory, commodity residences. Research and development buildings and auxiliary facilities shall not adopt non-dormitory, commodity residence features. The floor area of each factory building with an “M-1” designation shall be no less than 1,000 square meters and the floor area of each research and development building with an “M-0” designation shall be no less than 300 square meters.

The site of our Nam Tai Inno City project is on industrial land within the designated first-tier line of industrial block line where the government strictly controls the proportion of re-designations from “M-1” to “M-0.” Phase I of the Nam Tai Inno City project has obtained government approvals to rezone to an “M-0” designation, while we plan to apply for a “M-0” zone designation on Phase II of the Nam Tai Inno City project upon the maturity of the building age requirement of 15 years in June 2020. We may confront difficulties in obtaining these re-designation approvals due to the proportion requirements contained in the City Renewal Measures. If we fail to obtain the approvals to re-designate as “M-0”, we will have to develop Phase II of the Nam Tai Inno City project under the “M-1” designation. Our business, financial condition, and results of operations could be adversely affected as a result. In addition, the restriction that ownership of industrial buildings must be held by certain enterprises and restrictions dictating the minimum sizes of subdivision may also affect any future sales of our units.

Regulations on Development of a Real Estate Project

The following is a summary of the relevant permits and certificates required to be obtained to complete our projects, together with the applicable regulations. Please see “ITEM 4. Information on the Company – Our Land Development Projects – Estimated Timetable for the Two Projects” for the estimated timetable of when we expect to obtain each of the following permits and certificates: (a) Land Use Permit, (b) Land Use Rights Certificates (c) Construction Planning Permit, (d) Construction Permit, (e) Construction Acceptance Certificate, and (f) Property Ownership Certificate.

Regulations on Land

The Law of the PRC on Land Administration, promulgated on June 25, 1986 and amended on August 28, 2004 by the Standing Committee of the National People’s Congress, distinguishes between ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned and land in rural areas of a city or town and rural land are collectively-owned.

Land Use Permits

The Law of the PRC on Urban and Rural Planning, promulgated by the National People’s Congress on October 28, 2007 with effect on January 1, 2008, as amended on April 24, 2015, which replaced the previous City Planning Law of the PRC, and the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-Owned Land promulgated by the Ministry of Construction in December 1992 and amended in January 2011, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the city planning authority for a land use permit before applying for a land use rights certificate. For industrial properties, land use right grants typically set forth conditions on the use of land, a construction schedule, and penalties upon the occurrence of certain events, including forced reversion of the land.

Amendment 3 to the land use right grant contract dated July 8, 2015 for the site underlying our Nam Tai Inno Park project required us to complete the construction of the main structures by July 7, 2018. If we fail to complete such construction, the Shenzhen Planning and Land Resources Committee may impose a penalty on us as a condition for us to receive the Construction Acceptance Certificate. If the delay is within 6 months, the penalty could be 5% of the original land acquisition price; for a delay between 6 months to 1 year, 10%; between 1 and 2 years, 15%; over 2 years, the land and the buildings may be reverted back to being state-owned. Under our current development plan, our Nam Tai Inno Park project will receive its Construction Acceptance Certificate for the main structure in December 2019, which is within the 2 years limit for a 15% penalty. In accordance with the Regulation on Extending Commencement and Completion Date promulgated by Shenzhen Planning and Land Resources Committee on January 29, 2013, should our schedule be delayed further behind the two years penalty limit, we may need to apply to extend the completion date for the construction of the main structures and avoid the land and building reversion and pay a penalty equal to 20% of the price of the original land acquisition price.

Land Use Rights Certificate

Although all land in the PRC is owned by the governments or by the collectives, private individuals and businesses are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the use purpose of the land. These rights to use land are termed “land use rights.” A system of assignment and transfer of the right to use state-owned land was adopted pursuant to the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-Owned Land in Urban Areas, promulgated on and effective as of May 19, 1990 by the State Council. Enterprises, companies and other organizations who intend to hold, lease and develop land, or the “land users”, pay a land premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government. Land users may transfer, lease, mortgage or otherwise commercially exploit the land use rights within its terms of use. The land administration authority enters into a grant contract with the land user with respect to the grant of the land use rights. The land user pays land premiums to the government as stipulated in the grant contract. After payment of the land premiums in full, their land user registers the land use rights with the land administration authority and obtains a “land use rights certificate”, which evidences the acquisition of the land use rights. The maximum terms with respect to the land use rights are: (a) 70 years for residential purposes; (b) 50 years for industrial purposes; (c) 50 years for the purposes of education, science, culture, public health and physical education; (d) 40 years for commercial, tourist and recreational purposes; and (e) 50 years for other purposes.

The Property Law of the PRC, or the Property Law, promulgated on March 16, 2007 and with effect on October 1, 2007, further clarified land use rights in the PRC with the following rules:

•	land use rights for residences are automatically renewed upon their expiration;
•	car parks and garages within building areas planned for parking lots must be first used to meet the needs of the building occupants;
•	the construction of buildings must abide by relevant construction planning laws and regulations and may not affect the ventilation of or lighting to neighboring buildings; and
•

where land use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modified registration must be filed with the registration department.

Construction Planning Permit

The Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-Owned Land promulgated by the Ministry of Construction in December 1992 and amended in January 2011 provides that a property developer who has a proposed construction project within the planning area of a city or town must, after obtaining a land use permit, prepare the necessary planning and design work, and submit the detailed planning and design report, together with the land use rights certificate, to the city planning authority or the town government designated by the provincial government, and apply for a Permit for Construction Works Planning as described below.

A Construction Planning Permit is different from land use permit. Land use permits are certificates proving that the land use corresponds with the applicable urban planning requirements, while Construction Planning Permits are certificates proving that the design, construction and engineering satisfy the urban planning requirements.

The Law of the People’s Republic of China on Urban and Rural Planning also provides regulations with respect to the formulation, implementation, modification, control, supervision of, and related legal liabilities associated with, measures aimed at curbing conflicts between city and rural construction developments. The scope of the measures includes the planning, layout and construction of cities, towns with administrative status, market towns and villages. The Urban and Rural Planning Law stipulates that where any construction project is commenced without obtaining a Construction Planning Permit, or where a Construction Planning Permit has been obtained but construction has proceeded not in accordance with that permit, the Urban and Rural Planning

Department at the county level or above may issue an order to cease construction. In the case that the construction can be remedied to conform to the relevant planning rules, an order can be made to rectify the construction in a prescribed period of time and a fine totaling between 5% and 10% of the total construction cost may be imposed. Where the construction cannot conform to relevant planning rules, an order for its demolition will be issued or, where demolition is not possible, the property and/or illegal income derived from the property will be confiscated and a fine totaling less than 10% of the construction cost will be imposed.

Construction Permit

On June 25, 2014, the MOHURD promulgated the Measures for the Administration of Construction Permits for Construction Projects, which superseded its 1999 version. When a construction site has been properly prepared and is ready for the commencement of construction, the developer must apply for a Construction Permit from the construction authorities at or above the county level. According to the Notice Regarding Strengthening and Regulating the Administration of Newly-Commenced Projects issued by the General Office of the State Council on November 17, 2007, before commencement of construction, all projects shall fulfill certain conditions, including, among other things, compliance with national industrial policies, submission of development plans, compliance with land supply policies and market access standards, completion of all approval and filing procedures, compliance with zoning plans, completion of proper land use procedures and obtaining proper environmental valuation approvals and construction permits or reports. Nam Tai Inno Park has satisfied all required conditions. We expect Phase I of Nam Tai Inno City to also satisfy all required conditions for its construction permit by the middle of 2019.

Obtaining the necessary Construction Permits is a prerequisite to start construction of the main structure. In addition, obtaining the necessary Construction Permits is a statutory requirement of engineering acceptance examination, the pre-sale and sale of commodity units and the registration of property rights. If we fail to obtain the necessary Construction Permits in a timely manner, or at all, the commencement of project construction may be delayed. In such circumstances, we may not be able to complete our engineering construction on time according to the land use contract, which may result in us being required to pay liquidated damages and our land may be taken back by the government.

Construction Acceptance Certificate

According to the Development Regulations and the Regulation on the Quality Management of Construction Projects promulgated by the State Council on January 30, 2000, as amended on October 7, 2017, and the Provisions on Acceptance Examination Upon Completion of Buildings and Municipal Infrastructure promulgated by MOHURD in December 2013, after the completion of the construction of a project, the property must undergo inspection and receive relevant approvals from local authorities including planning bureaus, fire safety authorities and environmental protection authorities. Thereafter, the property developer shall apply for a certificate of completion at the property development authority at the county level or above. Once the examination has been completed, a Construction Acceptance Certificate will be issued. A real estate development project may only be delivered to third parties after passing the inspection and acceptance examination. Failure to obtain a Construction Acceptance Certificate may affect our ability to deliver commodity units to third parties. If we fail to deliver commodity units on time according to the relevant purchase or lease agreement, purchasers or lessees may allege breach of contract and commence litigation against us.

Property Ownership Certificate

Under the Measures for Administration of Sale of Commodity Properties, developers must submit an application for Property Ownership Certificates to local real estate administration authorities within 60 days after the delivery of property to customers. Developers are required to assist customers in applying for subdivision amendments in the procedures for land use rights and registration procedures for property ownership.

In accordance with the Measures for Administration of Pre-Sale of Commodity Properties promulgated by Ministry of Construction on November 15, 2004 and amended on August 15, 2001 and July 20, 2004, purchasers must apply for individual Property Ownership Certificates with local real estate administration authorities within 90 days after the delivery of pre-sale property. Developers are required to assist and provide purchasers with necessary verifying documents. Where purchasers fail to obtain the individual Property Ownership Certificates within 90 days of their purchase due to the fault of the developer, the developer will be liable for breach of contract unless the parties agree otherwise.

Pursuant to the Interpretations on Certain Issues Concerning the Application of Law in Trying Cases Involving Disputes over Contracts on Purchase and Sale of Commodity Premises by the Supreme People’s Court passed on March 24, 2003 with effect on June 1, 2003, property developers are required to deliver to purchasers individual Property Ownership Certificates within 90 days after delivery of a presold property, 90 days after execution of sale agreement of ready-built property, or within a time frame set out in the relevant sale agreement. Property developers, including us, generally elect to specify a deadline for the delivery of the individual Property Ownership Certificates in the sale agreements to allow sufficient time for the application and approval processes.

Under current regulations, we are required to submit materials to the requisite governmental bodies for approvals, including Land Use Permit, Land Use Rights Certificates, Construction Planning Permits, Construction Permits, Construction Acceptance Certificates and Property Ownership Certificates, in connection with our technology park developments. According to Administrative Measures for the Sale of Commodity Houses issued by the MOHURD on April 4, 2001, we are required to submit related documents to the Housing Administration Bureau concerning purchasers’ applications of individual Property Ownership Certificate for the purchased units within 60 days after the delivery of property. Nevertheless, delays by the various administrative authorities in reviewing the application, granting approvals and certain other factors may affect timely delivery of the general and individual Real Property Certificates. Accordingly, we may not be able to deliver individual Real Property Certificates to purchasers on time as a result of delays in the administrative approval processes or for any other reason beyond our control, which may result in us having to pay default payments and, in the case of a prolonged delay, the purchaser terminating the sales agreement.

Regulations on Transfer of Property Interest

According to the Urban Real Estate Administration Law promulgated by the National People’s Congress on July 5, 1994, as amended on August 30, 2007 and on August 27, 2009, “transfer of real estate” means moving the ownership of property from the original owner to another person through sale, donation or other lawful means. When transferring a building, the ownership of the building and the land use rights to the site on which the building is situated are transferred together.

Where the land use rights are originally obtained by assignment, the real property may only be transferred on the conditions that: (a) the assignment price has been paid in and a land use rights certificate has been obtained in connection therewith; and (b) development has been carried out according to the assignment contract and, in the case of a project in which buildings are being developed, development representing more than 25% of the total investment has been completed.

The Provisional Industrial Building Transfer Measures and Detailed Implementation Rules on Industrial Building Transfer Measures promulgated by the People’s Government of Shenzhen City on January 7, 2013 and December 6, 2013, respectively, provide legally built industrial buildings and public facilities on industrial land obtained legally by administrative allocation or through purchasing in Shenzhen may be transferred as whole, unless otherwise stipulated by the laws, regulations, the approval documents and the land use right granting contract. Industrial buildings can be divided and transferred in accordance with the relevant approval documents on land use or the land use right granting contract.

Industrial buildings constructed through a city renewal project can be subdivided and transferred. The basic unit of transfer can be a building, a floor or a room. Industrial buildings transferred in accordance with the provisions of these measures can be traded through intermediary institutions or private negotiations.

Offices, dormitories, and facilities for small business services may be subdivided and transferred, but the total transferrable floor area shall not exceed 30% of the total floor area of the developed complex. Industrial buildings constructed through city renewal projects may be sold through a pre-sale process prior to the completion of the construction.

Transferees of industrial buildings must be registered enterprises. If the approval documents of land use, contracts to grant land use right or the municipal government regulations sets forth conditions on the transferee for purchasing an industrial building, the transferee must comply with these conditions and pass the qualification examination conducted by industry departments of district government.

Following the transfer of an industrial building, the transferor shall pay a certain proportion of the value-added income to the government. Value added income refers to the balance between the disposition price of the industrial building and the government-determined guidance price at the time of acquisition plus relevant taxes paid by the transferor. When the transfer of an industrial building has been made in accordance with the provisions of these measures, and the land premium has been paid, then this part of the land premium should also be deducted.

Our Nam Tai Inno City project is a city renewal project and thus the property of Nam Tai Inno City project can be partially subdivided and transferred. However, we are limited to selling our units in the Nam Tai Inno City project to enterprises, as opposed to individuals, as the buildings are still considered industrial buildings. Our Nam Tai Inno Park project is neither a city renewal project nor is it stipulated in the relevant land use contract that it may be subdivided and partially transferred. Unless we re-execute the relevant land use rights contract for further rights that would allow us to partially subdivide and transfer the project, we are not permitted to sell subdivided units in the Nam Tai Inno Park project. Re-execution of the land use rights contract with subdivision rights will require us to pay additional land premium. We intend to conduct commercial leases or long-term leases for the remainder of the land use rights period with respect to the properties in our Nam Tai Inno Park so as to not run afoul of the prohibition on partial subdivisions and transfers.

Under the current PRC regulations, there are certain restrictions placed on individuals purchasing residential units in a residential building. On October 4, 2016, the people’s government of Shenzhen promulgated the Measures Concerning Tightening Up Stable and Healthy Development of Real Estate Market, which provides, among other things, that (i) each household with a registered residence in Shenzhen may purchase no more than two residential units within Shenzhen’s residential zone and (i) the amount of the mortgage loans permitted shall be regulated according to the specific circumstances. Since our two projects are industrial buildings and the purchasers of units in our two projects are required to be enterprises as described above, the aforementioned restrictions do not apply, and our target enterprise purchasers may purchase any number of units. Nevertheless, as each successive owner of units in an industrial building must be enterprises, not individuals, this may affect the transferability of both our commercial and residential units. Furthermore, other restrictions placed on enterprises to obtain loans may also impose further financial restrictions on potential enterprise purchasers as it may adversely affect their willingness to purchase our units or ability to source funding.

Regulations on Leases

The Measures for Administration of Lease of Commodity Housing promulgated by the MOHURD on December 1, 2010 and implemented on February 1, 2011, requires that parties to a leasehold arrangement of a property register the leasing agreement with property administrative authorities within 30 days after entering into such leasing agreement with the local government at the municipal or county level where the property is situated. In addition, enterprises may be imposed fines between RMB1,000 and RMB10,000 and individuals may be imposed files of less than RMB1,000 if they do not register a leasing agreement within the required time limits. PRC Contract Law imposes a maximum leasing term of 20 years.

Regulation on Receipt of Lease Prepayments by Commercial Enterprises

We plan to lease units in our Nam Tai Inno Park project for various terms. We opened our Industrial Center Exhibition Hall on December 22, 2018 to facilitate discussions with potential lessees, which indicated specific installation requirements of various utilities, equipment and furnishing to cater to their specific needs. Many potential lessees, and particularly ones for residential apartments, requested that we follow common real estate practices in China by accepting prepayment deposits as a way of securing units for them.

Under PRC laws and regulations, there are various restrictions applicable to real estate development enterprises accepting prepayments for presale of units in commodity buildings. We are not a real estate enterprise. Units in the technology parks that we propose to rent are not units in commodity buildings and we do not plan to sell units in our Nam Tai Inno Park project. As a result, these measures do not directly apply to our leasing of units in our Nam Tai Inno Park project.

Regulations on Establishment of a Real Estate Development Enterprise

Pursuant to the Law of the PRC on Administration of Urban Real Estate, or the Urban Real Estate Administration Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and amended on August 30, 2007 and August 27, 2009, an element of being a qualified Real Estate Development Enterprise is to be “an enterprise that engages in the development and sale of real estate for the purposes of making profits.”

Under the Regulations on Administration of Development and Operation of Urban Real Estate promulgated by the State Council on July 20, 1998 and amended on January 8, 2011, or the Development Regulation, a real estate development enterprise must satisfy the following requirements:

•	it must have a registered capital of not less than RMB1.0 million; and
•	it must have four or more full-time professional real estate/construction technicians and two or more full-time accounting officers.

To be a qualified Real Estate Development Enterprise, a property developer is required to apply for registration with the Department of Administration of Industry and Commerce. A developer must also report its establishment to the relevant real estate administration authority within 30 days of receipt of its business license.

Our PRC subsidiaries may apply for the qualification as a Real Estate Development Enterprise in due course, which would allow such subsidiaries to conduct pre-sale of the constructed real estate units. In addition to meeting the requirements contained herein, we will also need to comply with other laws and administrative regulations on foreign-invested enterprise.

Regulations on Foreign-Invested Real Estate Enterprise

Under the Catalogue of Guidance on Industries for Foreign Investment (Revised in 2017), property development falls within the category of industries in which foreign investment is permitted. Certain of our PRC subsidiaries may apply for the Real Estate Development Enterprise qualification.

The Opinions on Regulating Foreign Investment Access and Management of Real Estate Market jointly issued by MOHURD, MOFCOM, NDRC, PBOC, SAIC, and SAFE on July 11, 2006, as amended on August 19, 2015, stipulate that Real Estate Enterprises established by foreign investment must have (i) registered capital of greater than 50% of the total investment if the total investment is equal to or over US$10 million, (ii) registered capital of no less than 50% of the total investment if the total investment is between US$3 and US$10 million, and (iii) registered capital of no less than 70% of the total investment if the total investment is less than US$3 million. The current registered capital of our project subsidiary, Nam Tai Investment, is US$170 million, which we believe allows it to meet the registered capital requirement.

On May 23, 2007, MOFCOM and SAFE promulgated the Notice on Further Strengthening and Regulating the Approval and Supervision on Direct Foreign Investment on Real Estate, as amended on October 28, 2015, which provides:

•

to apply to establish a Real Estate Development Enterprise, one must obtain land use rights or ownership of the building, or must execute assignment or purchase contracts with the local land authorities, developers or the owner of the building; and

•

after being established, if a foreign-invested enterprise intends to broaden its business scope for land development and operation or operate or develop new real estate business, it must apply for relevant approvals according to laws and regulations on foreign investment.

Qualification of a Real Estate Enterprise

Under the Rules on the Administration of Qualifications of Real Estate Developers promulgated on March 29, 2000 by MOHURD with effect on the same day (amended on May 4, 2015), an enterprise may not engage in the pre-sales of real estate units without a qualification classification certificate for real estate development. If we plan to pre-sell Phase I of Nam Tai Inno City, then a qualification classification certificate have to be obtained. Developers are classified into four classes: Class I, Class II, Class III and Class IV. A developer that passes the qualification examination will be issued a qualification certificate of the relevant class by the relevant construction authority. Real estate administration authorities shall examine all applications for the registration of the qualifications by examining its assets, professional personnel and business results.

Regulations on Pre-sale of Units

According to the Urban Real Estate Administration Law promulgated by the National People’s Congress on July 5, 1994, as amended on August 30, 2007 and on August 27, 2009, a commodity unit may be sold before completion if: (a) the assignment price has been paid in full for the grant of the land use rights and a Land Use Rights Certificate has been obtained; (b) the Construction Planning Permit and Construction Permit have been obtained; (c) the funds invested in the development of the commodity buildings put to pre-sale represent 25% or more of the total investment in the project and the work progress  and completion and delivery dates have been ascertained; and (d) the pre-sale has been registered and a Pre-sale Permit has been obtained. The pre-sale seller shall, report the pre-sale contracts for record-filing to real estate administration and land administration departments of the people’s government above the county level. The pre-sale proceeds of commodity units must be used to develop the relevant pre-sold project until the completion of the construction.

According to the Development Regulations and the Measures for Administration of Pre-sale of Commodity Buildings promulgated by Ministry of Construction on November 15, 1994 and as amended on August 15, 2001 and July 20, 2004, the term “pre-sale of commodity houses” refers to the act of real estate development enterprises selling houses under construction to purchasers and the purchasers paying the earnest money or the prices of houses. The pre-sale of commodity houses is subject to a licensing system where under the real estate development enterprise is required to apply to the real estate administrative department for pre-sale approval so as to obtain the Pre-Sale Permit. Real estate development enterprises must register contracts of pre-sale of commercial housing with the competent real estate authority and the relevant land administration within 30 days after the date of execution of the contract and purchasers change the registration of the land use right and register their individual property ownership within 90 days after delivery of a pre-sold property to obtain the individual property ownership certificates.

While our current plan for Phase I of the Nam Tai Inno City project does not involve pre-sale, we may do so after we have obtained a Real Estate Development Enterprise qualification certificate and satisfy the above pre-sale conditions. If we fail to obtain the certificate, we will not be permitted to pre-sell our units and will be permitted to sell our units only upon completion of construction.

Measures on Property Price

According to the Measures on Pre-Sale Price Filing of Commodity Buildings of Shenzhen City promulgated by Market and Quality Supervision Commission of Shenzhen Municipality on June 25, 2011, as amended in May 2017, pre-sale price filing of commodity units refers to real estate enterprises’ obligation to inform the government of the sale price of commodity buildings when a real estate enterprise intends to pre-sell a unit or the price adjustment is beyond the certain range of the government-determined guidance price.

The pre-sale price of a certain property may not exceed the ceiling price, which is set by the government. If a Real Estate Development Enterprise does not file a pre-sale price with the competent department or fails to file it in a timely manner, then the enterprise would not be able to obtain the pre-sale permit to pre-sell commodity buildings.

Major Taxes Applicable to Property Developers

Land Appreciation Tax

Under the PRC Interim Regulation on Land Appreciation Tax of 1994 and its implementation rules of 1995, as amended in 2011, Land Appreciation Tax (“LAT”) applies to both domestic and foreign investors in real properties in mainland China, irrespective of whether they are corporate entities or individuals. The tax is payable by a taxpayer on the appreciation value derived from the transfer of land use rights, buildings or other facilities on such land, after deducting the following “deductible items”:

•	payments made to acquire land use rights;
•

costs and charges incurred in connection with the land development, which costs include demolition fees, pre-project fees, construction and installation engineering fees, infrastructure fees, and indirect development costs such as organizing and management fees, employees’ salaries, office expenses, water and electricity charges and interior furnishing fees, as well as charges for marketing, operation, financial expenses including interest payments;

•	construction costs and charges, in the case of newly constructed buildings and facilities;
•	the assessed value in the case of old buildings and facilities;
•	taxes paid or payable in connection with the transfer of the land use rights, buildings or other facilities on such land; and
•	other items allowed by the Ministry of Finance.

The tax rate is progressive and ranges from 30% to 60% of the appreciation value as compared to the “deductible items” as follows:

Appreciation value	LAT rate
Portion not exceeding 50% of deductible items	30%
Portion over 50% but not more than 100% of deductible items	40%
Portion over 100% but not more than 200% of deductible items	50%
Portion over 200% of deductible items	60%

After the enactment of the LAT regulations and the implementation rules in 1994 and 1995, respectively, due to the long period of time typically required for real estate developments and their transfers, many jurisdictions, while implementing these regulations and rules, did not require real estate development enterprises to declare and pay the LAT as they did with other taxes. Therefore, in order to assist the local tax authorities in the collection of LAT, the Ministry of Finance, State Administration of Taxation, Ministry of Construction and State Land Administration Bureau separately and jointly issued several notices to reiterate that, after the assignments are signed, the taxpayers should declare the LAT to the local tax authorities where the real estate is located, and pay the LAT in accordance with the amount as calculated by the tax authority and within the time period as required. For those who fail to acquire proof as regards to the tax paid or the tax exemption from the tax authorities, the real estate administration authority will not process the relevant title change procedures, and will not issue the property ownership certificates.

We will be subject to LAT if we choose to sell, instead of lease, our units.

Tax

The PRC Interim Regulation on Business Tax of 1994, as amended in December 2008, provides that business tax for PRC enterprises would be abolished by November 2017. The Detailed Implementation Rules of the Interim Regulation of the PRC on Business Tax issued and implemented by Ministry of Finance on December 25, 1993, and as amended on December 15, 2008 and October 28, 2011, although not officially abolished, are now deemed as no longer in effect.

Pursuant to the Circular on Comprehensively Promoting the Pilot Program of Replacing Business Tax with Value Added Tax, which was promulgated by the Ministry of Finance and the State Administration of Taxation on March 23, 2016 and became effective on May 1, 2016, and further revised by The Notice on the Policy of Replacing Business Tax with Value Added Tax in Construction Services, which was implemented on July 1, 2017, the government will levy valued added tax in lieu of business tax on a trial basis within the territory of the PRC, and any taxable activities of taxpayers shall be subject to a tax rate of 6% except for the taxpayer providing transportation, postal, telecom, construction, real estate leasing service, selling real estate, transferring land use right, leasing services of tangible personal property, and any cross-border taxable activity conducted by an entity or individual within the territory.

Services related to transportation, postal, telecom, construction, real estate leasing service, selling real estate and transferring land use right are subject to a tax rate of 10%. Leasing services of tangible personal property are subject to a tax rate of 16%. Any cross-border taxable activity conducted by an entity or individual within the territory is subject to a tax rate of 0%. Real estate developers that are recognized as general taxpayers and sell the real estate projects (excluding the old real estate projects to which the simple tax calculation method is applicable) developed by them, the sales amount is the balance of the total price and other charges gained after the deduction of the land price paid to the government departments at the time of acceptance of the transferred land.

Pursuant to the Interim Measures on the Management of Value Added Tax of Self-developed Real Estate Project by the Sale of Real Estate Developers issued on March 31, 2016 and implemented on May 1, 2016 by the State Administration of Taxation, in the event that a real estate developer recognized as an ordinary taxpayer sells a self-developed real estate project, the general tax calculation method shall be adopted, and the total consideration and other charges after the deduction of the corresponding land price shall be the sales amount.

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

Urban Land Use Tax and Buildings Tax

Pursuant to the PRC Interim Regulations on Land Use Tax in respect of Urban Land promulgated by the State Council in September 1988, as amended on December 31, 2006, January 8, 2011 and December 2013, the land use tax on urban land is levied according to the use and location of relevant land. The annual tax on urban land is between RMB0.6 and RMB30 per square meter.

Property Tax

Under the PRC Interim Regulations on Property Tax promulgated by the State Council in September 1986, and amended on January 8, 2011, property tax applicable to domestic enterprises is 1.2% if it is calculated on the basis of the residual value of a building and 12% if it is calculated on the basis of the rental. On January 27, 2011, the governments of Shanghai and Chongqing each issued measures for implementing pilot individual property tax schemes which became effective on January 28, 2011. Property tax for our existing buildings located at the site of Phase Ⅱof Nam Tai Inno City and the Wuxi manufacturing facilities are calculated on the basis of residual value of the buildings.

According to the Notice on Issues Relating to Assessment of Buildings Tax against Foreign-invested Enterprises and Foreign Individuals issued by the Ministry of Finance and SAT in January 2009, foreign-invested enterprises, foreign enterprises and foreign individuals are to be levied in the same manner as domestic enterprises.

Stamp Duty

Under the PRC Interim Regulations on Stamp Duty promulgated by the State Council in August 1988, and amended on January 8, 2011, for property transfer instruments, including those in respect of property ownership transfers, the duty rate is 0.05% of the amount stated therein; for permits and certificates relating to rights, including property ownership certificates and land use rights certificates, stamp duties are levied on an item-by-item basis of RMB5 per item.

Municipal Maintenance Tax

Under the PRC Interim Regulations on Municipal Maintenance Tax promulgated by the State Council in 1985, and amended on January 8, 2011, any taxpayer of product tax, value-added tax or business tax is required to pay municipal maintenance tax calculated on the basis of product tax, value-added tax and business tax. The tax rate is 7% for a taxpayer whose domicile is in an urban area, 5% for a taxpayer whose domicile is in a county or a town, and 1% for a taxpayer whose domicile is not in any urban area or county or town. As our projects, including both Nam Tai Inno Park and Nam Tai Inno City, are located in urban area, the tax rate of 7% is applicable to us.

According to the Circular Concerning Unification of Municipal Maintenance Tax and Education Surcharge for Foreign Investment and Domestic Enterprises and Individuals issued by the State Council on October 18, 2010, municipal maintenance taxes are applicable to foreign invested enterprises, foreign enterprises and foreign individuals.

Education Surcharge

Under the Interim Provisions on Imposition of Education Surcharge promulgated by the State Council in April 1986 and amended on June 7, 1990, August 20, 2005 and January 8, 2011, any taxpayer, of value-added tax, business tax or consumption tax is liable for an education surcharge unless such taxpayer is required to pay a rural area education surcharge as provided by the Notice of the State Council on Raising Funds for Schools in Rural Areas. The Education Surcharge rate is 3% of the sum of consumption tax, value-added tax and business tax. According to the Circular Concerning Unification of Municipal Maintenance Tax and Education Surcharge for Foreign Investment and Domestic Enterprises and Individuals issued by State Council on October 18, 2010, the education surcharge is applicable to foreign invested enterprises, foreign enterprises and foreign individuals.

Regulations on Property Management

The Property Management Rules, amended by the State Council on August 26, 2007 and effective as of October 1, 2007, as amended on February 6, 2016, provide that property owners have the right to appoint and dismiss property service enterprises. The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

•

the Measures for the Administration of Qualifications of Property Service Enterprises amended by the MOHURD and effective as of November 26, 2007, provide that property service enterprises must apply to the local branch of the MOHURD and undertake a qualification examination to obtain a Property Service Qualification Certificate in order to engage in property management. Property service enterprises are classified as Class I, II or III. Different classes of service enterprises have different establishment requirements and may manage different types of premises.

•

The Provisional Measures on the Administration of Initial Property Management Bid-Inviting and Bidding, promulgated on June 26, 2003 by the MOHURD, provide that prior to the selection of the Property Owners’ Committee, or the POC, the property developer must select a property service enterprise to provide property management services.

•

the NDRC and the MOHURD jointly promulgated the Rules on Property Management Service Fees on November 13, 2003, which provide that property management fees shall be determined by mutual consent between the POC and the property service enterprise, and must be set forth in writing in the property management service contract.

Regulations on Construction Safety

Under relevant laws and regulations such as the Laws for Safe Production in the PRC promulgated by the Standing Committee of the National People’s Congress in November 2002 and as amended on August 31, 2014, property development enterprises should apply to the Supervisory Department on Safety for the Registration of Supervision for Work Safety in Construction before the commencement of construction. Construction conducted without  registration will not be granted a construction works commencement permit. Contractors must establish objectives and measures for work safety and improve the working environment and conditions of workers in a planned and systematic way. A work safety responsibility system requires the implementation of certain work safety protection scheme. At the same time, contractors must adopt corresponding site work safety protective measures according to the work protection requirements in different construction stages and such measures shall comply with the labor safety and hygiene standards of the Province.

Under the Construction Law of the People’s Republic of China, a contractor assumes responsibility for the safety of the construction site. The main contractor will take overall responsibility for the site, and the subcontractors are required to comply with the protective measures adopted by the main contractor.

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Project promulgated by the State Council on November 29, 1998 and effective as of the same date, as amended on July 16, 2017, or the Environmental Regulations, each construction project is subject to an environmental impact assessment by the relevant authorities.

According to the Environmental Regulations, a developer is required to submit an environmental impact report, to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, the developers are required to apply to the relevant environmental protection administrations for a final acceptance examination in respect of any ancillary environmental protection facilities. Projects are approved for use after passing the acceptance examination.

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

Pursuant to the requirements of relevant laws and regulations such as the Appraisal Measures for the Impact on the Environment of the PRC implemented by the Standing Committee of the National People’s Congress in September 2003 and amended on July 2, 2016, and the Regulations Governing Environmental Protection of Construction Projects amended by the State Council in July, 2017, property development enterprises and construction enterprises must carry out an appraisal of the impact that a construction project will have on the environment. The relevant project shall not commence until approval is obtained from the supervisory body for environmental protection. While the project is in progress, the developer should also comply with the appraisal documents relating to the impact on the environment and implement the environmental protection measures set out in the opinion of the supervisory body for environmental protection. Such measures must be incorporated into the design, construction and operation of the general construction. Upon completion of the project, the developer should apply to the supervisory body for environmental protection for the inspection and acceptance of the completed environmental protection facilities. Only those projects that have been inspected and accepted may go into operation or be available for use.

Insurance

There is no mandatory provision under PRC laws, regulations and government rules that requires a property developer to take out insurance policies for its real estate developments. According to the common practice of the property development industry in China, construction companies are usually contractually obligated to submit insurance proposals in the course of tendering and bidding for construction projects. Construction companies must pay for the insurance premiums and take out insurance to cover their liabilities. Insurance coverage for all these risks will cease immediately after the completion and acceptance upon inspection of construction. We have obtained insurance coverage with a maximum payout of $249 million, which covers all risks of material loss, as well as third party liability insurance coverage with a maximum payout of $7 million for our construction projects.

G.  The Process of PRC Real Estate Development Projects

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

Construction and Management

We outsource all of our construction work to independent construction companies that are selected mainly through our invitation to tender bids for a project. We generally hire one or more main contractors for each of our projects with a number of subcontractors. The main contractors are responsible for a designated portion of the project. We have established a selection procedure in order to ensure compliance with our quality and workmanship standards. We take into account the construction companies’ professional qualifications, reputation, track record, financial condition and resources when inviting candidates to bid. We also review the qualifications and performance of our construction contractors periodically. We closely supervise and manage the entire project construction process to monitor and analyze information regarding quality of the construction and material purchased on a real-time basis. We collect information throughout the development cycle on the entire project, including information from our third-party contractors, to avoid unanticipated delays and cost overruns.

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

Marketing, Sales and Leasing

We maintain an internal marketing team for our development projects and will build up a sales force and operating team during 2019. We may also use outside agencies on our projects when appropriate. Our marketing teams survey the demographics of each project area to determine the appropriate unit sizes and design features. They also work with the sales force and outside agencies to prepare the advertising, promotion, and selling plans for each project. The sales force at each project is responsible for following through on the entire sales and leasing process, including setting monthly sales or leasing targets, controlling prices, implementing special promotions, monitoring external agency performance, and processing customer feedback.

To fully utilize the large amount of research and development space that may be released to the market upon the completion of our Nam Tai Inno Park and Nam Tai Inno City projects, we plan to establish our own sales force and operating team, which will work in conjunction with other external agents, consultants and advisers to make further detailed plans of our operation and tenancy requirements. We leverage our geographical advantages within the Greater Bay Area at the mouth of the Pearl River Delta and being on the corridor between Qianhai free-trade-zone and Shenzhen International Airport and Convention Center. By taking advantage of the scale of our building complexes and the services they provide as a technology research and development platform, we have rolled out, and will continue to roll out, attractive and differentiated products.

Delivery, After-Sale Services and Property Management Operation

We assist customers in arranging for and providing information relating to financing of leases and purchases. We also assist our customers in various title registration procedures relating to their properties, and have set up a leasing office and an ownership certificate team to assist lessees and purchasers in executing their respective agreements and obtaining their property ownership certificates. We offer various communication channels to customers to provide their feedback about our products or services. We also cooperate with property management companies that manage our properties and ancillary facilities, such as schools and clubhouses, to handle customer feedback.

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

To ensure smooth operation of our building complexes and quality property management, we may also provide property management for each research and development center. It is envisioned that our property management services will include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair.

ITEM 4.	INFORMATION ON THE COMPANY

A.  Corporate Information

We are an owner and developer of technology parks. We hold two parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting these two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-tech research and development centers, which we refer to as our Nam Tai Inno Park and Nam Tai Inno City projects. We expect our principal income in the future will be derived from sales and rental income from these research and development centers. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

Formerly known as Nam Tai Electronics, Inc., we were founded in 1975 and moved our electronics manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available. We relocated to Shenzhen, China in order to capitalize on the significant opportunities offered in southern China. We were reincorporated in August 1987 as a limited liability International Business Company under the laws of the British Virgin Islands (which was amended in 2004 as The British Virgin Islands Business Companies Act, 2004). Our PRC headquarters, and the location of our former manufacturing and design facilities, are currently based in Shenzhen, China, approximately 30 miles from Hong Kong. Certain of our subsidiaries’ offices are located in Hong Kong, which provide us access to Hong Kong’s infrastructure of communication and banking facilities. Our corporate administrative matters are conducted in the British Virgin Islands through our registered agent, McNamara Corporate Services Limited, of McNamara Chambers, 2nd Floor, 116 Main Street, P.O. Box 3342, Road Town, Tortola, British Virgin Islands.

On July 12, 2017, Kaisa Group Holdings Ltd., or Kaisa, in a private secondary transaction, purchased 6,504,355 common shares of our company from our former Chairman, M.K. Koo, and his wife, at a price of US$17.00 per share. Subsequently, Kaisa continued to purchase common shares of our company in the open market. Based on the Schedule 13D/A filed with the SEC on December 15, 2017, Kaisa beneficially owns 9,191,050 common shares of the Company, or 24.1% of our outstanding shares. Following Kaisa’s initial purchase, we began certain strategic cooperation arrangements with Kaisa, including hiring a number of engineers and real estate professionals from Kaisa to join us as officers and employees. Our shareholders have elected one of Kaisa’s founders, Mr. Ying Chi Kwok, to serve as a director of our company. Our Board of Directors has elected Mr. Kwok as its Chairman and appointed him as our Chief Executive Officer, together with the appointments of Kaisa affiliates to senior management positions, such as the appointments of Hao Xu as a Non-Executive Director and Ms. Yu Zhang as our Chief Financial Officer. With the injection of the new senior management team and the support from Kaisa, we believe that we have significantly increased our execution ability and have become less reliant on external consultants. It is expected that we will continue to consult with Kaisa from time to time, leveraging Kaisa’s knowledge and experience in the areas of construction and real estate development.

During 2018 and in 2019 through the date of this Report, the development of our Nam Tai Inno Park project in Guangming, Shenzhen, and our Nam Tai Inno City project in Gushu, Shenzhen, continued to proceed on schedule.

Nam Tai Inno Park

Our Nam Tai Inno Park project is a middle to high-end research and development complex located in Shenzhen, PRC. Upon completion, our Nam Tai Inno Park project will include a 269,000 square meter mixed-use complex, including spaces for offices and research and development, an apartment and commercial/retail space, and a 1,500-space underground parking garage. Our development will sits in the Guangming District, a newly zoned district within the Shenzhen municipality that is one of the fastest-growing districts within the Shenzhen municipality.

The main construction phase began in June 2018 and we expect to complete construction by December 2020. Management has also focused on  strengthening the technology infrastructure to be offered to attract and retain the optimum tenants. While many technology brands and manufacturers already have a presence in Guangming, Shenzhen, our Nam Tai Inno Park project will target enterprises of all sizes and stages of development to build a fuller ecosystem. We are building a general technology infrastructure that will be attractive to businesses of various sizes and also offer support services to medium-sized and start-up enterprises.

We are currently focusing on developing various platforms and services, including: (i) an intelligent building management platform, which is expected to include security, energy consumption and environmental monitoring systems; (ii) a public amenities platform, which is expected to offer shared services such as meeting rooms, conference planning, and other physical public amenities; and (iii) an industrial and business service platform, which is expected to offer government liaisons and business and capital introduction services.

Nam Tai Inno City

Our Nam Tai Inno City project, unlike our Nam Tai Inno Park project, will be constructed in phases with Phase I (the eastern section), being constructed first, followed by Phase II (the western section). Building in phases helps us avoid saturation of the market for our developments and better aligns the roll out of our units with Shenzhen’s urban development plan.

We intend to make all units of Phase I of our Nam Tai Inno City project saleable and will subdivide the title of Phase I of our Nam Tai Inno City project upon its completion for the benefit of potential purchasers. We re-executed the land use rights contract on October 25, 2018 and plan to pay all additional land premiums by mid 2019. While our current plan for Phase I of our Nam Tai Inno City project does not involve pre-sale, we may also do so if we can obtain a Real Estate Development Enterprise qualification certificate and satisfy certain pre-sale conditions. Our decision to make all units of Phase I of our Nam Tai Inno City project saleable was made to ensure a healthier capital structure for our company. Once we are able to sell our units, we may have more options to self-finance any existing or future projects.

We demolished our old offices and factory buildings located on the future site of Phase I of our Nam Tai Inno City project site in the first half of 2018 as a part of the preparation to begin the construction of the Phase I of our Nam Tai Inno City project in 2019. After completing the demolition of the existing headquarters on the eastern section of the Inno City site, we relocated our headquarters to western section, the site for the future Phase II of our Nam Tai Inno City project.

We renamed our existing offices and factory buildings on the future site of Phase II of our Nam Tai Inno City project as Nam Tai Inno Valley during the second half of 2018 and began to partition and renovate our existing facilities for short-term leases targeting start-up companies. Due to our demolition and construction schedule, which is planned to occur in a few years, our existing buildings are less attractive to industrial tenants with scaled operations and longer time horizons. Our focus is not to generate significant revenue, but to maintain the active operation of the facilities ahead of their redevelopment.

Qianhai Office

After we started leasing spaces in Nam Tai Inno Valley to several start-up and early stage companies, we relocated a part of our headquarters from Nam Tai Inno Valley to our Qianhai office located in Baoan, Shenzhen on September 10, 2018.

Relocation to a Larger Hong Kong Office

On February 12, 2018, we sold our former Hong Kong office property of 204 square meters in an arms-length-transaction to our former Chairman, Mr. Koo, for $9.7 million after our Audit Committee reviewed two valuation reports prepared by two independent appraisers and our Board of Directors approved the transaction price. On November 16, 2018, we moved our Hong Kong operation to a larger new office on the Hong Kong Islands occupying space of 277 square meters. Our new Hong Kong office will continue to oversee our relations with various financial institutions and international community.

Wuxi Facilities

In October 2018, we signed a rental agreement to lease the former site of our Wuxi factories to a third party. The term of the lease is 12 years, with 10 months of rent-free incentives from the date of the property is handed over. The property was handed over to the tenant in February 2019 and is currently under renovation.

Major Events during 2019 to Date

Not Applicable.

B.  Organizational Structure

The chart below describes the organizational structure of our company and principal subsidiaries as of December 31, 2018.

____________

Notes:

(1)

Nam Tai Property Inc., or NTP, was founded in 1975, and reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987, and listed on the NYSE under the symbol “NTP”, and is a holding company for the subsidiaries shown in the chart above and discussed below.

(2)

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

(3)

Nam Tai Investment (Shenzhen) Co., Ltd., or NTISZ, was originally established as Baoan (Nam Tai) Electronic Co., Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the laws of China. NTISZ was transformed into an investment holding company in the PRC in April 2011. NTISZ now serves as the holding company for our land in Gushu, Shenzhen, China, designated for the development of our Nam Tai Inno City project.

(4)

Zastron Electronic (Shenzhen) Co., Ltd., or Zastron Shenzhen, was established in the PRC in 1992 as a company with limited liability. Zastron Shenzhen now serves as the holding company for our land in Guangming, Shenzhen, China, designated for the development of our Nam Tai Inno Park project.

(5)

Wuxi Zastron Precision-Flex Co., Ltd., or Wuxi Zastron Flex, was established in November 2006 as a wholly owned foreign investment enterprise with limited liability and pursuant to the relevant laws of the PRC. Wuxi Zastron Flex now serves as the holding company for our parcels of land in Wuxi, Jiangsu, China.

(6)

Nam Tai (Shenzhen) Technology Park Operations Management Co., Ltd., or NTTP, was established in the PRC in 2018 as a company with limited liability with a focus on technology park marketing, operation and management services.

C.  Historical Business Overview

We are a British Virgin Islands holding company and conduct substantially all of our business through our principal operating subsidiaries in Shenzhen, China. Upon the cessation of our original core LCM production business in April 2014, we changed our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc. and turned our business focus to the redevelopment of two parcels of land in Guangming and Gushu, Shenzhen into high-end commercial complexes. We believe that we will derive our principal income in the future from sales and rental income generated by these commercial complexes.

Our Customers/Tenants

Upon the cessation of our LCM manufacturing business in April 2014, we formally transitioned our core business from the EMS industry to technology park development, operation and management. After April 2014, we had two principal tenants: (i) during the second half of 2018, we renamed our existing buildings on site of the future Phase II of Nam Tai Inno City as Nam Tai Inno Valley and subdivided and renovated our existing facilities for short-term leases targeting start-up companies; and (ii) we entered into a lease agreement in October 2018 to lease the former site of our Wuxi factories to a third party. The property is currently undergoing renovation and development.

Project Portfolio – Summary

The following three stages are the principal stages for our properties:

•	Properties Under Development, comprising properties for which the construction permits have been obtained and are in the process of obtaining construction acceptance certificates.
•	Properties Under Operation, comprising the properties held for sale and leasing for which construction has been completed and the construction acceptance certificate is obtained.
•

Properties For Future Development, comprising properties for which we have obtained the land use right certificate and are in the process of obtaining the construction acceptance certificate, or we have entered into land grant contracts although the land use right certificate is not yet obtained, or the relevant lands and resources authority has confirmed our successful bidding in a public auction.

Project Portfolio - As of December 31, 2018

Projects		Inno Park	Inno City – Phase I	Inno City – Phase II
	Location	Shenzhen	Shenzhen	Shenzhen
	Type(a)	Office and Dormitory	Office and Dormitory	Office and Dormitory
	Site Area (sq. m.)	103,739	22,364	22,367
	Total GFA（sq. m.）	331,832	194,595	170,200(b)
Total GFA	Under Development (sq. m.)	331,832	—	—
	Under Operation (sq. m.)	—	—	—
	Future Development (sq. m.)	—	194,595	170,200
	Interest attributable to us	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen

Notes:

(a)	The types of our projects are based on our planning or certificates issued by relevant authority and may be changed subject to relevant authority’s final approval.
(b)

The gross floor area and type are based on the assumption that we will receive M-0 zoning approval for the entire Phase II site prior to its development. If we do not receive the M-0 zoning approval, we will be required to develop Phase II under M-1 zoning requirement. In which case, appropriate adjustments to our plan will have to be made.

(c)	The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Properties Under Development

The table below sets forth certain information of our property projects or project phases under development as at December 31, 2018. We have obtained land use right certificates and construction permits for all of our properties under development.

Project		Inno Park
City		Shenzhen
(Estimated) Total GFA	(sq. m.)	331,832
Leasable GFA or Estimated Total Leasable GFA	(sq. m.)	265,000
Commencement Time		May 2017
Status of Pre-sale permit		Not eligible
Estimated Completion Time		2020 Q4

Interest Attributable to us	100%

Properties For Future Development

The table below sets forth certain information of our property projects held for future development as at 31 December 2018.

Project		Inno City – Phase I	Inno City – Phase II
Location		Shenzhen	Shenzhen
Estimated Total GFA(1)	(sq. m.)	194,595	170,200
Estimated Completion Time		2021	2025

Note:

(1)	The estimated total GFA is based on our future planning and is subject to relevant authority’s final approval.

During 2018, the various license and permit application processes for our projects proceeded on schedule and within our expectations.

Location of the two projects:

The map below indicates the locations of Nam Tai Inno Park and Nam Tai Inno City in Shenzhen, together with major landmarks such as the Qianhai Pilot Free Trade Zone and Shenzhen Baoan International Airport.

Growth of Shenzhen City:

The charts below indicate certain historical growth trend of Shenzhen.

Source: Shenzhen Statistics Bureau

Source: Statistics Bureau of Bao’an District	Source: Shenzhen Statistics Bureau

Design of Nam Tai Inno Park

The blueprint below shows the current design of Nam Tai Inno Park of this complex:

Building No.5
Building No.8
Building No.6
Building No.7
Building No.9
Building No.4
Building No.10
Building No.1
Building No.2
Building No.3
N

Below is an artistic rendition of the current design of Nam Tai Inno Park.

We have targeted potential tenants of Nam Tai Inno Park to be in the Internet of Things (IoT) industry. We plan to develop various platforms and services designed to attract and support leading innovative companies in this industry. Among the planned offerings are: (i) an intelligent building management platform, which is expected to include security, energy consumption and environmental monitoring systems; (ii) a public amenities platform, which will have shared services such as meeting rooms, conference planning, and other physical public amenities; and; (iii) an industrial and business service platform, which is expected to offer government liaisons and business and capital introduction services.

D.  Property, Plant and Equipment

Our registered office in the British Virgin Islands is located at McNamara Chambers, 2nd Floor, 116 Main Street, Road Town, Tortola, British Virgin Islands. Corporate administrative matters in the British Virgin Islands are conducted at this office through our registered agent, McNamara Corporate Services Limited.

The table below lists the locations, square meters, principal use and the expiration dates of land use rights on the facilities used in our principal operations as of December 31, 2018:

Location	Approximate Square Meters	Principal or Presently Contemplated Use	Owned(1) or lease expiration date
Principal Facilities
Guangming, Shenzhen, China	103,739	Nam Tai Inno Park	2057(2)
Gushu, Shenzhen, China	26,314	Phase I of Nam Tai Inno City	2068(3)
	26,311	Phase II of Nam Tai Inno City and Corporate Headquarters	2049(4)
Baoan, Shenzhen, China	1,207	Second Corporate Headquarters	2054(5)
Wuxi, Jiangsu Province, China	43,698	Leased to Third Party	2056(6)
Hong Kong, SAR	277	Administrative Office	Leased(7)

Notes:

(1)

Only the PRC government and collectives may own land in China. We have entered into a land lease agreement with the PRC government that gives us the land use rights for a 50-years term for each of our properties located in Guangming, Shenzhen; Gushu, Shenzhen; and Wuxi, Jiangsu. Our understanding of the practice as it exists today is that at the expiration of the land lease, we may be given the right to renew the lease.

(2)	We acquired 50-year land leases in 2007. We are developing and converting this parcel of land into the Nam Tai Inno Park, which will be a middle to high-end research and development park.
(3)

We originally acquired a 50-year land lease in 1993. On October 25, 2018, we re-executed the land use rights contract, so the 50-year term of land use rights re-started from that date. We plan to develop this site into Phase I of Nam Tai Inno City, which will be a high-end research and development park..

(4)

We acquired 50-year land leases in 1999. We plan to develop this site into Phase II of Nam Tai Inno City, which will be a high-end research and development park. Currently, a part of our headquarters is located on this site. We have also subdivided and renovated our existing facilities for short-term leases targeting start-up companies.

(5)

In April 2017, we purchased a new office for a total amount of $13.4 million in PRC. The new office is primarily held for use as a part of our corporate headquarters. The land use right of new office will expire in 2054.

(6)

We acquired 50-year land leases in 2006. Construction for our Wuxi facility was completed in 2009, mass production at this facility began in 2010 but ceased in June 2013. In October 2018, we signed a rental agreement to lease the former site of our Wuxi factories to a third party. The term of the lease is 12 years, with 10 months of rent-free incentives from the date of the property is handed over. The property was handed over to the tenant in February 2019.

(7)	We rented an office in Hong Kong as an administrative office.

Guangming, Shenzhen, China

Nam Tai Inno Park

In June 2007, we entered into an official land use transfer agreement and a supplemental agreement with the Shenzhen Municipal Bureau of State Land and Resources, pursuant to our official project investment agreement we signed with the Guangming Hi-Tech Industrial Park in 2006. Consequently, we acquired approximately 103,739 square meters of land zoned as “M-1” with a 50-year land use right that began in 2007 in Guangming District, Shenzhen for an aggregate price of approximately $9.1 million. We plan to develop this property under the name “Nam Tai Inno Park” as a middle- to high-end research and development complex with units available for long-term leases. Upon completion, Nam Tai Inno Park will include a 269,000 square meter gross floor mixed-use complex, including spaces for office and R&D, an apartment and commercial/retail space, and a 1,500-space underground parking garage. We expect to complete construction by December 2020.

We plan to offer units in Nam Tai Inno Park for lease since we are not permitted to subdivide its title pursuant to the land use transfer agreement that we entered into with Shenzhen Municipal Bureau of State Land and Resources in June 2007.  We plan to offer our units with terms from one year to the expiry of our land use right. For long term lessees, we would also permit the lessees, together with our assistance, to apply for renewal of the land use rights with the government upon the expiration of the current land use rights. We would also offer a type of upfront long term lease that would require the lessees to pay the total lease payment for the entire leased period upfront, and only be subject to monthly management fees for the technology park when due. To make the financing for this type of upfront long term leases more accessible to potential lessees, we are also in discussion with banks in China to provide financing of up to 50% of the total lease payment. Under such an arrangement, if a lessee defaults on loan repayment, the lease will be terminated and the use rights of the unit will be reverted back to us. As we will regain possession of the unit under such circumstances, we may also have to agree to become a guarantor of the loan. We also plan to follow the market practice by competitively discount the total lease payment for upfront leases from the selling price of titled units, as the lessees are not title holders and developments of this kind cost much less.

Gushu, Shenzhen, China

Nam Tai Inno City

We ceased our core LCM production business and sold all of our machinery and production lines at our Gushu manufacturing facilities by the end of April 2014. We plan to develop and convert the parcel of land of approximately 52,625 square meters into high-end research and development complexes under the name “Nam Tai Inno City.”

Phase I of Nam Tai Inno City (the eastern section), an area of approximately 26,311 square meters, is zoned as “M-0” with a 50 year land use right that commenced on October 25, 2018, after we re-executed the land use rights contract that was originally granted in 1993. As a part of re-executing the land use rights contract, we were required to pay an additional land premium. For Phase I of Nam Tai Inno City, we paid $21.4 million on October 27, 2018 and plan to pay another $49.9 million during the first half of 2019. We completed the demolition of our facilities on the eastern section in the first half of 2018.

We intend to make all units of Phase I of Nam Tai Inno City saleable. While our current plan for Phase I of Nam Tai Inno City does not involve pre-sale, we may do so if we can obtain a Real Estate Development Enterprise qualification certificate and satisfy certain pre-sale conditions. We will only sell a number of units and at a time as is commercially prudent depending on the market outlook and our cash requirements. We intend to subdivide the title of Phase I of Nam Tai Inno City upon its completion for the benefit of potential purchasers. Although each unit will remain to be zoned as a unit within an industrial zone, we expect the unit owners to enjoy all benefits of being a title holder, such as readily available channels for mortgage and assignment. Our decision to make all units of Phase I of Nam Tai Inno City saleable was made to ensure a healthier capital structure for our company. Once we are able to sell our units, we may have more options in terms of self-financing any existing or future projects.

Phase II of Nam Tai Inno City (the western section), an area of approximately 26,314 square meters, is currently zoned as “M-1” with a 50 year land use right that began in 1999. We plan to apply for a “M-0” zoning approval on June 2020, after our existing facilities on the western section have aged for 15 years. If we are successful in receiving an “M-0” zoning designation approval for all or part of the site, we may also choose to re-execute the land use right contract to restart the 50-year term, pay the relevant additional land premiums and subdivide the title for the benefit of potential unit holders. During the second half of 2018, we renamed our existing buildings on the site of the future Phase II of our Nam Tai Inno City project as “Nam Tai Inno Valley” and partitioned and renovated our existing facilities for short-term leases targeting start-up companies. We decided to lease out our current spaces to early stage companies due to our demolition and construction schedule, which is planned to occur in the first half of 2023, making the existing buildings less attractive to industrial tenants with scaled operations and longer time horizons. Our primary focus is not to generate significant revenue, but to maintain the active operation of the facilities ahead of their redevelopment, which is expected to start in the first half of 2023.

Hong Kong

On February 12, 2018, we sold our Hong Kong office property in an arms-length-transaction to our former Chairman, Mr. Koo, for $9.7 million after our Audit Committee reviewed two valuation reports prepared by two independent appraisers and our Board of Directors approved the transaction price. On November 16, 2018, we moved our Hong Kong operations to a larger new office on the Hong Kong Islands occupying space of 277 square meters. Our new Hong Kong office will continue to oversee our relations with various financial institutions and international community.

Baoan, Shenzhen, China

Corporate Headquarters

In April 2017, we purchased a new office for a total amount of $13.4 million. This new Qianhai office is primarily held for use as a part of our corporate headquarters. The land use right of the new office will expire in 2054. We currently split our corporate headquarters between our existing office located in Nam Tai Inno Valley and the Qianhai office.

Wuxi, China

Former Manufacturing Facilities

The production operations at our Wuxi manufacturing facilities in connection with our prior LCM production business ceased entirely by June 2013. We sold all of our machinery and production lines in September 2014. In October 2018, we signed a rental agreement to lease the former site of our Wuxi factories to a third party. The term of the lease is 12 years, with 10 months of rent-free incentives from the date of the property is handed over. The property was handed over to the tenant in February 2019 and is currently under renovation.

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

Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from the U.S. dollar to the RMB. This change was made upon the progress of the property development projects in China causing the Company’s subsidiaries primary operating activities to be denominated in RMB and making the RMB the currency of the economic environment in which the entities primarily generate and expend cash. As of December 31, 2018, we recorded $16.3 million of net foreign currency translation loss in accumulated other comprehensive loss as a component of shareholders’ equity.

For our company and subsidiaries outside of China, the functional currencies are U.S. dollars and Hong Kong dollars, as expense transactions are generally denominated in U.S. dollars and Hong Kong dollars. We had a significant portion of cash and cash equivalent, short term investment, and long term investment denominated in RMB. The fluctuation of foreign exchange primarily relates to our need to convert RMB to U.S. dollars and Hong Kong dollars for our operations, and the depreciation of the RMB against the U.S. dollar and/ or Hong Kong dollar reduces the U.S. dollar amount and Hong Kong dollar amounts we receive from the conversion.

The following table shows the percentage fluctuation in the exchange rate of the RMB to the U.S. dollar during each of the past three years ending December 31:

RMB Exchange Rate to US$1.00 at December 31(1)
2016		2017		2018
Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)
6.94	(6.77)%	6.52	6.05%	6.86	(5.21)%

Notes:

(1)	RMB to U.S. dollar data presented in this table was derived from the published exchange rates from the PBOC and HSBC.
(2)	Compared to the exchange rate at the preceding December 31.

In mid-2008, the PRC government halted the appreciation of the RMB against the U.S. dollar as it did prior to July 21, 2005 because of concerns that a stronger RMB made PRC exports less competitive during a global recession. On June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. For example, the RMB appreciated against the U.S. dollar by 6.05% during 2017, but depreciated against U.S. dollar by 6.77% and 5.21% in 2016 and 2018. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Our subsidiaries operating in Hong Kong are subject to an income tax rate of 16.5% for each of the years ended 2016, 2017 and 2018. We calculate income tax provision by applying the income tax rate to our estimated taxable income earned in or derived from operations in Hong Kong during the applicable period.

Efforts by the PRC government to increase tax revenues could result in decisions with respect to, or interpretations of, the tax laws by China’s tax authorities that are unfavorable to us, that increase our future tax liabilities, or deny us expected refunds. Changes in PRC tax laws or their interpretation or application may subject us to additional PRC taxation in the future. For example, following the implementation of the EIT Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. During the years of 2013 through 2018, the enterprise income tax rate is 25%.

Our effective tax rate was 0% since we experienced net losses for each of the three years ended December 31, 2016, 2017 and 2018, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31,
	2016	2017	2018
Applicable statutory tax rates	25%	25%	25%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(1)%	5%	(4)%
Change in valuation allowance	15%	44%	(17)%
Reversal of tax loss cannot be recoverable in future	(18)%	24%	—
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purpose: Non-deductible and non-taxable items:	(30)%	(79)%	1%
Loss from discontinued operations and others	9%	(19)%	(5)%
Effective tax rates	—	—	—

A.  Critical Accounting Policies and Estimates

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

Impairment of Long-lived Assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

We assess the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group). Next, we estimate the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. We determine fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or by obtaining external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present.

Due to the reclassification of the long-lived assets at our Wuxi and Shenzhen manufacturing facilities as assets held for sale following the cessation of our Wuxi manufacturing facilities, a loss of $19.0 million was recognized to write down the assets held for sale to their fair values in 2014.

For the years ended December 31, 2016, 2017 and 2018, we did not recognize any impairment.

Our assessments of impairment of long-lived assets and our periodic review of the remaining useful lives of our long-lived assets are an integral part of our ongoing strategic review of our business and operations. Therefore, future changes in our strategy and other changes (including the discount rate and expected long-term growth rate) in our operations could impact the projected future operating results that are inherent in our estimates of fair value, resulting in impairments in the future.

Accruals and Provisions for Loss Contingencies

We make provisions for all loss contingencies when information available prior to the issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.

For provisions or accruals related to litigation, we make provisions based on information from legal counsel and management’s best estimation. We assess the potential liability for the significant legal proceedings in accordance with FASB ASC 450 “Contingencies.” FASB ASC 450 requires a liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of the contingency may differ from the estimates. If the contingency was settled for an amount greater than the estimate, a future charge to income would result. Likewise, if the contingency was settled for an amount that is less than our estimate, a future credit to income would result.

B.  Summary of Results

With the discontinuation of our LCM production in April 2014, we ceased our LCM manufacturing business and turned our business focus to redeveloping two parcels of land in Gushu and Guangming, Shenzhen. We are converting these two parcels of land that formally housed our manufacturing facilities into high-end research and development complexes. Subsequently, we believe that we will derive our principal income in the future from the sales and rental income to be generated by these research and development complexes.

We recorded a decrease in rental income of 26.2% for 2017 compared to 2016 and a decrease of 73.4% for 2018 compared to 2017 primarily due to the expiration of a leasing contract in October 2017 with a third party in connection with our old manufacturing facilities at the site of Inno City - Phase II in Gushu. After we renovated the old manufacturing facilities, we began to re-rent them to other tenants beginning in July 2018.

The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,			% increase/(decrease)
	2016	2017	2018	2017 vs 2016	2018 vs 2017
Operation income	$2,508	$1,851	$493	(26.2%)	(73.4%)
Net operation income	$1,768	$1,851	$420	4.7%	(77.3%)
Operating loss	$(6,591)	$(7,599)	$(20,795)	n/a(1)	n/a(1)
(Loss)/income before income tax	$(9,534)	$3,944	$(13,254)	n/a(1)	n/a(1)
Consolidated net (loss)/income	$(9,534)	$3,944	$(13,254)	n/a(1)	n/a(1)
Basic (loss)/income per share	$(0.26)	$0.11	$(0.35)	n/a(1)	n/a(1)
Diluted (loss)/income per share	$(0.26)	$0.11	$(0.35)	n/a(1)	n/a(1)

Notes:

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

The following table sets forth other (expense) income, net (in thousands) for the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,			% increase/(decrease)
	2016	2017	2018	2017 vs 2016	2018 vs 2017
Foreign exchange (loss) gain, net	$(8,294)	$8,582	$(1,297)	n/a(1)	n/a(1)
Interest income from finance lease receivable	$16	$—	$—	(100%)	n/a(1)
Gain on disposal of idle property, plant and equipment	$8	$—	$—	(100%)	n/a(1)
Loss from discontinued operations	$(634)	$(693)	$—	9.31%	n/a(1)
Income from selling residual scraps from demolished buildings	$—	$529	$—	n/a(1)	n/a(1)
Others	$407	$77	$583	(81.1%)	657.1%
	$(8,497)	$8,495	$(714)	n/a(1)	n/a(1)

Notes:

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

Foreign exchange loss, net is primarily attributable to the depreciation of RMB against U.S. dollar. RMB depreciated to RMB6.94 to US$1.00 as of December 31, 2016 and appreciated to RMB6.52 to US$1.00 as of December 31, 2017 and depreciated to RMB6.86 to US$1.00 as of December 31, 2018.We had a gain on disposal of idle property, plant and equipment in 2016, 2017 and 2018 primarily in relation to the disposal of property and equipment as we started to cease our production operations in 2013.

Other income in 2016, 2017 and 2018 primarily related to reversal of a provision of professional fees of $0.1 million and final award of $0.2 million from a legal case in 2016; sales proceeds of $0.5 million and 0.2 million from material of our old factory buildings located on the eastern section of the Nam Tai Inno City site after their demolition in 2017 and 2018, respectively.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of operation income for the years ended December 31, 2016, 2017 and 2018.

	Year Ended December 31,
	2016	2017		2018
Operation income	100.0%	100.0%		100.0%
Operation expenses	(29.5)%	—		(14.8)%
Net operation income	70.5%	100.0%		85.2%
General and administrative expenses(1)	(333.3)%	(510.5)%		(4,138.3)%
Selling and marketing expenses	—	—		(164.9)%
Operating loss	(262.8)%	(410.5)%		(4,218.0)%
Other (expenses) income, net	(338.8)%	458.9%		(144.8)%
Interest income	221.5%	411.7%		1,136.1%
Loss on demolished building facilities	—	—		(826.4)%
Gain on disposal of property	—	—		1,371.8%
Write off of demolished building	—	(247.1	) %	(7.1)%
(Loss) income before income tax	(380.1)%	213.0%		(2,688.4)%
Income tax	—	—		—
Consolidated comprehensive (loss) income	(380.1)%	213.0%		(2,688.4)%

Notes:

(1)	General and administrative expenses include employee severance benefits of nil, $0.2 million and $0.3 million for the years ended December 31, 2016, 2017 and 2018, respectively.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Operation Income. Our operation income decreased to $0.5 million in 2018 from $1.9 million in 2017. This decrease was mainly related to the expiration of prior rental contract with a third party in October 2017, partially offset by rental income from the existing factory buildings located on the site of Phase II of Nam Tai Inno City that were re-rented to other tenants beginning in July 2018.

General and Administrative Expenses. Our general and administrative expenses increased to $20.4 million in 2018 from $9.5 million in 2017. The $10.9 million increase was mainly attributable to a compensation for loss of office of $3.9 million incurred in connection with the retirement of our former chairman, an increase of option expenses of $1.9 million incurred in connection with our grants of options to new directors, and an increase of $1.8 million in salaries and benefits as our operations grew and the number of staff increased.

Other (Expense) Income, Net. During 2018, our other expense was $0.7 million compared to other income of $8.5 million in 2017. The increase in other expenses was mainly attributable to the loss on currency exchange due to depreciation of RMB against U.S. dollar from 6.52:1 in January 2018 to 6.86:1 in December 2018, and the gain on currency exchange due to appreciation of RMB against U.S. dollar from 6.94 in January 2017 to 6.52 in December 2017.

Interest Income. Our interest income was $5.6 million in 2018, which decreased by $2.0 million from $7.6 million in 2017. The decrease was primarily the result of lower cash and cash equivalents, short term and long term investments, which decreased from $167.5 million in 2017 to $112.1 million in 2018 as we used such funds for the construction of our real estate developments.

Consolidated Comprehensive (Loss) Income. Consolidated comprehensive loss was $23.7 million in 2018 as compared to consolidated comprehensive income of $10.3 million in 2017. Consolidated comprehensive loss in 2018 mainly consisted of general and administrative expenses of $20.4 million, a foreign currency translation loss of $10.4 million and an exchange loss of $1.3 million as a result of the depreciation of the Renminbi against the U.S. dollar, a loss of $4.1 million related to the disposal of certain fixed assets in our Wuxi factory; offset in part by a gain of $6.8 million on disposal of an office property in Hong Kong, interest income of $5.6 million earned from time deposits and operation income of $0.4 million. Consolidated comprehensive income in 2017 mainly consisted of an exchange gain of $8.6 million and a foreign currency translation gain of $6.3 million as a result of the appreciation of Renminbi against the U.S. dollar during the twelve months ended December 31, 2017, interest income of $7.6 million earned from time deposits and operation income of $1.9 million; offset in part by general and administrative expenses of $9.5 million and a loss of $4.6 million related to the write down of our demolished factory buildings located on the site of Phase I of Nam Tai Inno City.

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

Other Income (expense), Net. During 2017, our other income was $8.5 million compared to other expenses $8.5 million in 2016. The increase in other income was mainly attributable to the gain of $8.6 million on currency exchange due to appreciation of RMB against U.S. dollar from 6.94 in January 2017 to 6.52 in December 2017, and the loss of $8.3 million depreciation of RMB against U.S. dollar from 6.50 in January 2016 to 6.94 in December 2016.

Interest Income. Our interest income was $7.6 million, which increased by $2.0 million from $5.6 million in 2016. The increase primarily resulted from the deposit interest rates in Hong Kong and the PRC in 2017 being higher than in 2016 although the cash and cash equivalents and short term investments decreased from $184.2 million in 2016 to $165.2 million in 2017.

Consolidated Comprehensive Income (Loss). Consolidated comprehensive income in 2017 mainly consisted of an exchange gain of $8.6 million and a foreign currency translation gain of $6.3 million as a result of the appreciation of Renminbi against the U.S. dollar during the twelve months ended December 31, 2017, interest income of $7.6 million earned from time deposits and operation income of $1.9 million; offset in part by general and administrative expenses of $9.5 million and a loss of $4.6 million related to the write down of our demolished factory buildings located on the site of Phase I of Nam Tai Inno City. Consolidated comprehensive loss in 2016 mainly consisted of general and administrative expenses of $8.4 million, an exchange loss of $8.3 million and a foreign currency translation loss of $7.7 million as a result of the depreciation of Renminbi against the US dollar during the twelve months ended December 31, 2016; but partly offset by the interest income of $5.6 million earned from time deposits and net operation income of $1.8million.

C.  Liquidity and Capital Resources

Liquidity

In 2016, 2017 and 2018, we did not have any off-balance sheet financing arrangements. During each of the years of 2016, 2017 and 2018, our primary uses of cash were payments relating to the development of our land parcels in Guangming and Gushu.

We had working capital of $26.6 million as of December 31, 2018 compared to net working capital of $152.6 million as of December 31, 2017. The principal components of our working capital as of December 31, 2018 consisted of cash and cash equivalents of $62.9 million and short term investments of $47.0 million. The $126.0 million decreases in these components from December 31, 2017 to December 31, 2018 primarily resulted from a net decrease of $55.3 million in cash and cash equivalents and short term investment, and an increase in accounts payable of $81.5 million.Historical Capital Expenditures

The table below shows our major capital expenditures for the years 2016, 2017 and 2018:

	Year Ended December 31,
	2016	2017	2018
	(US$ in thousands)
Nam Tai Inno Park	$6,177	$16,269	$49,247
Nam Tai Inno City	$129	$847	$72,555
Second Corporate Headquarters	$—	$13,376	$1,062
Nam Tai Inno Valley	$—	$—	$1,070
Total	$6,306	$30,492	$123,934

Our plans for capital expenditures are subject to change from time to time and could change as a result from, among other things, our consummation of any significant acquisition or strategic investment opportunities, which we regularly explore, and prevailing economic conditions.

Notes on Balance Sheet Reclassification

Our capital expenditures for our Nam Tai Inno Park and Nam Tai Inno City projects are initially recorded as “real estate properties under development, net” on our balance sheet. Our capital expenditures for our corporate headquarters are recorded as “property, plant and equipment.” For our property in Wuxi, when our management changed its intention with respect to the use of the property from assets held for sale to a potential rental property, we also reclassified it from “assets held for sale” to “property, plant and equipment” as of December 31, 2017.

Planned Capital Expenditures

For 2019, our planned capital expenditures are estimated to be $166.9 million for the two major real estate development projects, of which $81.5 million has been allocated to Nam Tai Inno Park and $85.4 million has been allocated for Nam Tai Inno City. We believe that our level of internal resources, which include cash and cash equivalents, long term investments, and available borrowings under our credit facilities, and our working capital requirements are sufficient to maintain our business operations for at least the next twelve months. Should we desire to pursue acquisition opportunities or undertake additional significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. We cannot assure you that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.

The following table sets forth, for the years ended December 31, 2016, 2017 and 2018, selected consolidated cash flow information:

	Year Ended December 31,
	2016	2017	2018
	(US$ in thousands)
Net cash (used in) provided by operating activities	$(5,210)	$2,259	$(8,733)
Net cash (used in) provided by investing activities	$(44,120)	$62,615	$(78,740)
Net cash used in financing activities	$(5,906)	$(3,358)	$(6,611)
Net (decrease) increase in cash and cash equivalents	$(55,236)	$61,516	$(94,084)

Net cash used in operating activities for 2018 was $8.7 million. This consisted primarily of a $13.3 million consolidated net loss, gains on disposal of property, plant, and equipment of $2.9 million, and increases in prepaid expenses and other receivables of $1.9 million. Net cash used in operating activities was partially offset by non-cash items of depreciation and amortization of $3.8 million, share-based compensation expense of $2.9 million, unrealized exchange loss of $1.7 million, and a decrease in accrued expenses and other payables of $0.9 million.

Net cash used in investing activities was $78.7 million for 2018, which consisted primarily of an increase in short term investments of $39.4 million, payment of real estate properties under development of $39.6 million, purchase of marketable securities of $7.6 million, purchase of property, plant and equipment of $2.1 million, and were partially offset by the receipt of proceeds from disposal of property, plant, and equipment of $9.8 million.

Net cash used in financing activities was $6.6 million for 2018, which primarily consisted of $10.6 million for cash dividends paid, but partially offset by $4.0 million for proceeds from option exercise.

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

Net cash provided by investing activities was $62.6 million for 2017, which consisted primarily of a decrease of $89.7 million for short term investments, but partially offset by payment of real estate properties under development of $11.9 million, purchase of property, plant and equipment of $13.4 million, and an increase in long term investment $2.3 million.

Net cash used in financing activities was $3.4 million for 2017, represented by $10.3 million for cash dividends paid, but partially offset by $6.9 million for proceeds from option exercises.

Net cash used in operating activities for 2016 was $5.2 million. This consisted primarily of a $9.5 million consolidated net loss, a decrease in accrued expenses and other payable of $1.2 million and a decrease in prepaid expense and other receivables of $0.6 million. Net cash used in operating activities was partially included unrealized foreign exchange loss of $3.4 million, non-cash item depreciation and amortization of $1.8 million and share-based compensation expense of $1.0 million.

Net cash used by investing activities was $44.1 million for 2016, consisting primarily of an increase of $39.7 million for short term investments.

Net cash used in financing activities was $5.9 million for 2016, representing $6.3 million for our share repurchase program and $2.9 million for cash dividends paid. Net cash used in financing activities was partially offset by $3.3 million for proceeds from option exercises.

For the years ended December 31, 2016, 2017 and 2018, we had no guaranteed loans.

For the years ended December 31, 2016, 2017 and 2018, we had no material transactions, arrangements or relationships with unconsolidated affiliated entities that were reasonably likely to affect our liquidity.

Capital Resources

As of December 31, 2018, we had $109.9 million in cash and cash equivalents and short-term investments, and $2.2 million of long term investments, compared with $165.2 million in cash and cash equivalents and short-term investments, and $2.3 million of long term investments, as of December 31, 2017.

We currently have available to us a RMB1.2 billion (approximately $175 million) credit facility with China Construction Bank (CCB) for the construction of our Nam Tai Inno Park project. Pursuant to the CCB credit facility, at each drawdown, an interest rate will be offered to us that is adjusted from the benchmark interest rate published by the People’s Bank of China (PBOC) for the same class of loan during the drawdown period, which adjusted interest rate must be within the range not to exceed 10% below and 60% above the PBOC benchmark interest rate. Repayment obligations for this credit facility shall commence on the earlier of (i) the second anniversary following the initial drawdown, or (ii) upon our initial receipt of rental income from the Nam Tai Inno Park project. As of December 31, 2018, we have not drawn on this credit facility.

Our contractual obligations, including purchase obligations as of December 31, 2018, are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments (in thousands) due by period
Contractual Obligations	Total	2019	2020 and after
Capital commitments	$85,110	$44,795	40,315
Total	$85,110	$44,795	$40,315

Except for a requirement that our PRC subsidiaries reserve approximately 11% of their profits after tax for future developments and staff welfare, there are no restrictions on the payment of dividends from the PRC once all taxes are paid and assessed, and losses, if any, from previous years have been made good.

Impact of Inflation

In April 2014, we ceased our LCM manufacturing business and turned our focus to the redevelopment of two parcels of land in Gushu and Guangming, Shenzhen into high-end commercial complexes. Inflation has not had a significant effect on our business during the past two years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.0%, 1.6% and 2.1% in 2016, 2017 and 2018, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this Report, we have not been materially affected by any inflation or deflation.

D.  Recent Changes in Accounting Standards

In February 2018, the FASB issued ASU No. 2018-02, Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act, which has the effect of eliminating the stranded tax effects resulting from the Tax Cuts and Jobs Act (the “Jobs Act”) and will improving the usefulness of information reported to financial statement users. The underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. For all entities, this update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. This Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of ASU 2018-02 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. As a result of the Update, the accounting for share-based compensation for employees and non-employees is substantially aligned. For public business entities, this Update is for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The adoption of ASU 2018-07 is not expected to have a material impact on the Company’s consolidated financial statements in 2019..

In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases: To clarify how to apply certain aspects of the new leases standard. The clarification address the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments, among other things. The amendments have the same effective date as the new leases standard. For entities that have early adopted ASC 842, the amendments are effective immediately. The adoption of ASU 2018-10 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In February 2016, the FASB issued ASU 2016-02, Lease (Subtopic 842): This update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For public business entities, this update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. This update requires that entities initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. This update provides lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606) and both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same, and (2) the lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with Topic 606. This update relates to separating components of a contract affects the amendments in Update 2016-02. This update is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of ASU 2016-02 and ASU 2018-11 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirement for Fair Value Measurement. This update modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including the consideration of costs and benefits. This update removes the following disclosure requirements: (1) The amount of, and reasons for, transfers between Level 1 and Level 2 of the fair value hierarchy; (2) The policy for timing of transfers between levels; and (3) The valuation processes for Level 3 fair value measurements. It also added the following disclosure: (1) The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period. (2) The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Also, the following disclosure requirements were modified in Topic 820: (1) For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly. (2) To clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date. This update applies to all entities that are required, under existing GAAP, to make disclosures about recurring or nonrecurring fair value measurements. This update is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The adoption of ASU 2018-13 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans. This update modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. This update added the following disclosure requirements to Subtopic 715-20: (1) The weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates. (2) An explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. The update also clarifies the disclosure requirements in paragraph 715-20-50-3 for defined benefit pension plans that should be disclosed: (1) The projected benefit obligation (PBO) and fair value of plan assets for plans with PBOs in excess of plan assets. (2) The accumulated benefit obligation (ABO) and fair value of plan assets for plans with ABOs in excess of plan assets. This update applies to all employers that sponsor defined benefit pension or other postretirement plans. For public business entities, this update is effective for fiscal years ending after December 15, 2020. Early adoption is permitted for all entities. An entity should apply the amendments in this update on a retrospective basis to all periods presented. The adoption of ASU 2018-14 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. This Update states a private company (reporting entity) may elect not to apply VIE guidance to legal entities under common control (including common control leasing arrangements) if both the parent and the legal entity being evaluated for consolidation are not public business entities. This update also states indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For public business entities, this update is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. All entities are required to apply the amendments in this update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The adoption of ASU 2018-17 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326: Financial Instruments—Credit Losses. This update clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 (Financial Instruments—Credit Losses—Measured at Amortized Cost, includes financial assets measured at amortized cost basis, including net investments in leases arising from sales-type and direct financing leases.). Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The effective date and transition requirements for the amendments in this update are the same as the effective dates and transition requirements in Update 2016-13, as amended by this update.

E.  Trend Information

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

F.  Off-balance Sheet Arrangements

For 2018, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Managers

Our current directors and senior management, and their ages as of March 15, 2019, are as follows:

Name	Age	Position with Nam Tai or its Subsidiaries
Ying Chi Kwok	51	Chairman of the Board and Chief Executive Officer
Hao Xu	34	Member of the Board of Directors
Peter R. Kellogg	76	Member of the Board of Directors
Dr. Wing Yan (William) Lo	58	Member of the Board of Directors
Mark Waslen	58	Member of the Board of Directors
Paul Lau	52	Member of the Board of Directors
Vincent Fok	48	Member of the Board of Directors
Yu Zhang	38	Chief Financial Officer
Julian Lin	48	President

Ying Chi Kwok. (Year of Birth: 1967). Mr. Kwok has served on our Board of Directors since October 2017 and has served as our Chief Executive Officer since February 2018 and our Chairman of the Board since June 4, 2018. Mr. Kwok was the co-founder of Kaisa Group Holdings Limited and Fulbright Financial Group. Kaisa Group Holdings Limited was established in 1999, where Mr.

Kwok served as one of its directors. Kaisa Group Holdings Limited was listed on the Hong Kong Stock Exchange in 2009 (1638.HK) and Mr. Kwok served as its vice-chairman and a director from 2009 to 2014. Since 2015, Mr. Kwok has been serving as Kaisa Group Holdings Limited’s senior adviser.

Hao Xu. (Year of Birth: 1984). Mr. Hao Xu has served on our Board of Directors since August, 2018. Mr. Hao Xu is an experienced investor and manager in real estate with a focus in the Chinese market. Mr. Xu began his career in 2006, straddling the London and Hong Kong offices of The Royal Bank of Scotland as an investment banker focusing on real estate in Asia. In 2011, he joined Fineland Real Estate Holdings as deputy general manager of finance and, in 2013, Verdant Capital Group as vice president in coverage and investment. Since 2015, Mr. Xu has served as a vice-president of Kaisa Group Holdings Limited and its subsidiary, Kaisa Group Holdings (International) Limited, as well as a general manager in its group investing bank department. In 2017, Mr. Xu was appointed to the board of directors of Kaisa Health Group Holdings Limited (SEHK:876). Mr. Xu received a Bachelor of Science degree in Accounting and Finance from The London School of Economics in 2005 and a Master of Philosophy in Real Estate Finance from University of Cambridge in 2006.

Peter R. Kellogg. (Year of Birth: 1942). Mr. Kellogg has served on our Board of Directors since June 2000 and serves on our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg serves on our Compensation Committee and Nominating/Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies and the U.S. Ski Team.

Dr. Wing Yan (William) Lo. (Year of Birth: 1961). Dr. Lo has served on our Board of Directors since July 2003 and serves as Chairman of our Compensation Committee and Nominating/Corporate Governance Committee and on our Audit Committee. Dr. Lo is an experienced executive in the TMT (technology, media and telecommunications) and consumer sectors. He has held senior positions in the past in China Unicom, Hongkong Telecom, Citibank HK, I.T. Limited and South China Media Group. He is currently the Executive Chairman of SMI Holdings Group Ltd. (SEHK:0198), one of the largest cinema and new retail chains in China. He is also Chairman of Captcha Media Ltd., a digital marketing and strategy agency, as well as that of a new retail advisory platform, OtoO Academy Limited & Strategenes Limited, a financial and strategy advisory firm in Hong Kong. Dr. Lo graduated from Cambridge University with a M.Phil. degree in Pharmacology and a Ph.D. degree in Molecular Neuroscience in the 80's. Dr. Lo currently serves as an independent non-executive director of a number of publicly listed companies in Hong Kong, including Television Broadcasts Ltd. (SEHK: 511), CSI Properties Ltd. (SEHK: 497), SITC International Limited (SEHK: 1308), Jing Rui Holdings Limited (SEHK:1862), Ronshine China Holdings Limited (SEHK:3301) and Hsin Chong Group Holdings Limited (SEHK:0404). Dr. Lo is also the Founding Governor of the Charles K. Kao Foundation for Alzheimer's Disease and the ISF Academy as well as the present Chairman of Junior Achievement HK. Dr. Lo is currently a member of the Cyberport Advisory Panel and a member of the Hospital Governing Committee of the Hong Kong Red Cross Blood Transfusion Service. In 1998, Dr. Lo was appointed as a Hong Kong Justice of the Peace. From 2003 to 2016, he was appointed as a Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating/Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.

Mark Waslen. (Year of Birth: 1960). Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee and also on each of our Compensation Committee and Nominating/Corporate Governance Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including Financial Controller, Secretary and Treasurer. Since June 1, 2010, Mr. Waslen is employed as a Partner with MNP, a Canadian Chartered Accountant and business advisory firm. From 2001 to 2010, Mr. Waslen was employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. Prior to joining Berris Mangan, Mr. Waslen worked at various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.

Paul Lau. (Year of Birth: 1966). Mr. Lau has served on our Board of Directors since June 2018 and serves on each of our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Lau has over 20 years of extensive experience in accounting, auditing and finance, earned from several U.S. and Hong Kong listed high-tech companies. Mr. Lau has hands-on experience setting up financial operations handling complex matters in the manufacturing process, cost accounting, SOX compliance, U.S. & Hong Kong regulations on financial reporting for listed companies, international corporate governance, SAP system implementation and organization change areas. Mr. Lau has worked with Nam Tai Property Inc. from November 2001 to September 2013, during which he served in various positions, including Group Financial Controller, Vice President of Finance and Corporate Secretary. Mr. Lau is a fellow member of the Hong Kong Institute of Certified Public Accountants, a Certified Practicing Accountant (Australia), and a fellow member of Association of International Accountants. Mr. Lau graduated in 1997 from The University of Southern Queensland with a Bachelor of Commerce in Accounting. Mr. Lau went on to receive a Master of Professional Accounting from The Hong Kong Polytechnic University in 2009.

Vincent Fok. (Year of Birth: 1970). Mr. Fok has served on our Board of Directors since June 2018 and serves on our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Fok is a Senior Managing Director of FTI Consulting, a U.S.-listed global business advisory firm assisting companies to protect and enhance their enterprise value. Mr. Fok also serves as an independent non-executive director of Kaisa Health Group Holdings Limited (SEHK:876.) and Shirble Department Store Holdings (China) Limited (SEHK:312). From November 17, 2009 to December 30, 2014, Mr. Fok served as an independent non-executive director of Kaisa Group Holdings Limited (SEHK:1638). From August 31, 2011 to October 8, 2014, Mr. Fok served as a director of Emerson Radio Corp. (NYSE:MSN). From December 1, 2009 to June 15, 2012, Mr. Fok also served as a non-executive director of Delong Holdings Limited (SGX:BQO). Mr. Fok is an associate member of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant (Australia) and a member of the Hong Kong Institute of Directors. Mr. Fok graduated from Australian National University with a bachelor’s degree in commerce.

Yu Zhang. (Year of Birth: 1980). Ms. Zhang has served as our Chief Financial Officer since February 2018. Previously, she served as the chief financial officer of our PRC subsidiaries from September 2017 to January 2018. Ms. Zhang is a qualified CPA in the PRC. Prior to joining Nam Tai, Ms. Zhang worked as a financial manager in Kaisa Group and was primarily in charge of audit for Kaisa Group’s resumption of trading and for its various bond issuances. Ms. Zhang had also practiced as a senior auditor and tax consultant for many years in Jonten Certified Public Accountants (LLP). Her audit practices encompass a wide range of matters, including IPO, due diligence investigation, mergers and acquisitions. Ms. Zhang has solid work experience in the areas of real estate development in China, including financial management, internal control, tax planning, investment and fund raising.

Julian Lin. (Year of Birth: 1970). Mr. Lin has served as our President since February 2018. Previously, Mr. Lin served as our Chief Executive Officer from May 2017 to January 2018 and as a member of our Board of Directors from October 2017 to June 2018. Prior to joining Nam Tai, Mr. Lin has worked for more than five years as our chief external counsel where he gained familiarity with our business, operations and finance. Mr. Lin has been practicing as an attorney for more than 15 years and was previously a partner in one of the largest U.S. law firms in Hong Kong. His legal practice encompasses a broad range of capital markets, private equity, mergers and acquisitions. He has assisted many companies from the start-up, IPO, to post-IPO stages on matters such as the issuance of common and preferred shares, joint ventures, strategic alliances, employee incentive programs, international licensing and distribution arrangements, receivable financing, securitization, convertible bond, and depositary receipt offerings.

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

Compensation of Directors and Management

Compensation on an Aggregate Basis

The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2018 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to our company or any of our subsidiaries was approximately $9.0 million.

In August 2018, we granted to one director, Hao Xu, stock options to purchase 90,000 shares of our company at an exercise price of $10.55 per share, which vest in three equal portions. The first portion vested on August 1, 2018 and expired on December 31, 2018. The remaining two portions shall vest on January 1 and expire on December 31 in 2019 and 2020.

In June 2018, we granted to two directors, Paul Lau and Vincent Fok, stock options to purchase 90,000 shares of the Company at an exercise price of $12.20 per share each. According to the option certificates, the options granted to two directors vest  in three equal portions. The first portion vested on June 4, 2018 and expired on December 31, 2018. The remaining two portions shall vest on January 1 and expire on December 31 in 2019 and 2020.

In January 2018, we granted to our in-coming CEO, Ying-Chi Kwok, stock options to purchase 600,000 shares of our company at an exercise price of $13.30 per share and to our in-coming CFO, Yu Zhang, stock options to purchase 140,000 shares of our company at an exercise price of $13.30 per share. The options granted to these two executive officers shall vest in two equal portions. The first portion vested on January 26, 2018 and expired on December 31, 2018. The remaining portion vested on January 1, 2019 and shall expire on December 31, 2019.

In May 2017, we granted to our then CEO, Julian Lin, stock options to purchase 400,000 shares of our company exercisable at $7.95 per share and 400,000 shares of our company exercisable at $15.00 per share. These options vest in four equal portions. The first portion vested on May 1, 2017 and expired on December 31, 2017. The second portion vested on January 1, 2018 and expired on December 31, 2018. The third portion vested on January 1, 2019 and shall expire on December 31, 2019. The remaining portion shall vest on January 1, 2020 and expire on December 31, 2020.

In March 2017, we granted to a member of our senior management stock options to purchase 75,000 shares of our company, These options are exercisable at $7.10 per share, and vest in five equal portions. The first portion vested on March 3, 2017 and expired on December 31, 2017. The second portion vested on January 1, 2018 and expired on December 31, 2018. The third portion vested on

January 1, 2019 and shall expire on December 31, 2019. The remaining two portions shall vest on January 1, 2020 and 2021 and expire on December 31 in 2020 and 2021, respectively.

In July 2016, we granted to our then directors stock options to purchase an aggregate of 1,550,000 of our common shares at an exercise price of $6.22 per share, which was 15% above the closing price of our common stock on the date of the grant. We also granted to our management and employees stock options to purchase an aggregate of 1,060,000 of our common shares at an exercise price of $5.41 per share, which was equal to the closing price of our common stock on the date of the grant. These options granted to directors, management and employees vested per annum in five equal portions. The first portion vested on July 29, 2016 and expired on July 28, 2017. The next two portions vested on January 1, 2017 and 2018 and expired on December 31, 2017 and 2018, respectively. The next portion vested on January 1, 2019 and shall expire on December 31, 2019. The remaining portion shall vest on January 1, 20120 and expire on December 31, 2020.

In the fourth quarter of 2015, we granted to one director at the time and certain management and employees stock options to purchase an aggregate of 726,869 of our common shares at an exercise price of $8.00 per share, which was significantly above the closing price of our common stock on the date of the grant. The options will expire on the fifth anniversary of their grant date in 2020.

We pay our non-executive directors, which are all of our directors except for Mr. Kwok, $5,000 per month for their services as directors, $1,200 per meeting attended in person and $800 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.

According to the local laws and regulations of Shenzhen, China, we were required to contribute 13% to 14% of the stipulated salaries of our staff that work in Shenzhen to retirement benefit schemes to fund retirement benefits for our employees. In Wuxi, we are required to contribute 19% of our staff’s salaries to help fund retirement benefits for our employees. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, or MPF, scheme, which is a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. The MPF is available to all employees aged 18 to 64 and with at least 60 days of service at Nam Tai in Hong Kong. We contribute 5% of each qualifying employee’s income. The maximum income for contribution purposes per employee is US$3,831 per month. Staff members are entitled to 100% of our contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong at the end of employment contracts.

The cost of our contributions to the staff retirement plans in Hong Kong and China amounted to approximately $0.2 million, $0.2 million and $0.3 million for the years ended December 31, 2016, 2017 and 2018, respectively.

Compensation on an Individual Basis*

Directors Compensation

The following table presents the total compensation paid to each of our non-management directors during 2018:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Peter R. Kellogg	65,600	33,676	—	99,276
Dr. Wing Yang (William) Lo	68,000	33,676	—	101,676
Mark Waslen	68,800	33,676	—	102,476
Lorne Waldman(3)	47,200	33,676	—	80,876
Paul Lau	21,600	108,991	—	130,591
Vincent Fok	21,600	108,991	—	130,591
Hao Xu	10,000	77,811	—	87,811

Notes:

*

Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this Report and plan to do so in our proxy statement for our 2019 Annual Meeting of Shareholders (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefore promulgated under the Securities Exchange Act of 1934). See ITEM 3. Key Information of this Report under the heading “Risk Factors – Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections and information afforded to investors.” By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this Report or in our proxy statement, we are not undertaking any duty, and investors and others reviewing this Report should not expect, that we will continue to make such disclosures in any future Reports or in our proxy statements as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this Report may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this Report do not necessarily comply with the applicable requirements therefore under Form 10-K or Regulation 14A and this Report does not contain all disclosures required by ITEM 11 of Form 10-K or ITEM 8 of Schedule 14A of Regulation 14A.

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees.
(2)	Consists of the US$ amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.
(3)	Mr. Waldman ceased being a director of our Company after our annual general meeting on June 1, 2018.

Compensation on an Individual Basis — Executive Officers of the Group

The following table sets forth a summary of the compensation that we (including our subsidiaries) paid to our highest paid executive officers (that were still in service as of December 31, 2018) during 2016, 2017 and 2018.

Summary Compensation Table

Name and Principal Position	2016		2017			2018
Ying Chi Kwok, Nam Tai’s Executive Chairman Chief Executive Officer
Salary(1)	$—			$—		$989,729	(3)
Other compensation and benefits(2)	—			—		764,639	(4)
Total	$—		$			$1,754,368
Julian Lin, President
Salary(1)	$—			$592,000	(3)	$888,000	(3)
Other compensation and benefits(2)	—			511,466	(4)	377,819	(4)
Total	$—			$1,103,466		$1,265,819
Yu Zhang, Chief Financial Officer
Salary(1)	—			$21,091	(3)	$103,632	(3)
Other compensation and benefits(2)	—			13,752	(4)	322,613	(4)
Total	$—			$34,843		$426,245
Ming Kown Koo, Former Nam Tai’s Executive Chairman, Chief Financial Officer
Salary(1)	$1,248,723	(3)		$1,243,791	(3)	$721,147	(3)
Other compensation and benefits(2)	311,240	(4)		294,764	(4)	4,103,474	(4)
Total	$1,559,963			$1,538,555		$4,824,621

Notes:

(1)

Consists of the basic salary earned by the named executive officers during the year indicated. Cash compensation included in the table was paid to Nam Tai’s senior executives in HK$ and RMB, and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00: HK$7.84 and $1.00:RMB6.60 for 2018, $1.00: HK$7.79 and $1.00:RMB6.78 for 2017, and $1.00: HK$7.76 and $1.00:RMB6.63 for 2016, respectively.

(2)

To the extent applicable to the named individual, consists of amounts paid for housing, golf club membership fees, mandatory provident fund, life, medical, travel, social security, option awards, and unemployment compensation, welfare and accident insurance premiums, bonus and fees for annual physical examination.

(3)

Mr. Kwok was appointed as Nam Tai’s Chief Executive Officer on February 1, 2018 and has served as the Chairman of the Board since June 4, 2018. Ms. Zhang was appointed as Nam Tai’s Chief Financial Officer on February 1, 2018. Mr. Lin served as Nam Tai’s Chief Executive officer from May 1, 2017 until February 1, 2018, and thereafter has continued to serve as President since then. Mr. Koo was appointed as Nam Tai’s Chief Financial Officer effective March 1, 2009, resigned on April 30, 2015, and was reappointed again on May 17, 2016. Mr. Koo’s salary for serving as Nam Tai’s Chief Financial Officer during 2015, 2016 and 2017 was $1.00 per month. In 2015, 2016 and 2017, Mr. Koo’s salary for serving as President of NTHL and ICCL was approximately $1.3 million, $1.2 million, and

$1.2 million, respectively. Mr. Koo retired on February 1, 2018. Effective on August 1, 2018, Mr. Koo also retired from our Board and served as an external consultant until December 31, 2018.
(4)	“Other compensation and benefits” for 2018 includes:
(i)

$3.9 million compensation for loss of office, fees for medical insurance, annual physical examination, $0.2 million of share options for Mr. Koo to purchase an aggregate of 320,000 of our common shares at an exercise price of $6.22 per share, which were granted in 2016  and vested in five equal portions. The three portions vested on July 29, 2016, January 1, 2017 and January 1, 2018, and have expired on July 28, 2017 and December 31, 2017 and 2018, respectively. The next portion vested on January 1, 2019 and expires on December 31, 2019. The remaining portion shall vest on January 1, 2020 and expire on December 31, 2020.

(ii)

$0.2 million of share options for Mr. Julian Lin to purchase an aggregate of 200,000 of our common shares at an exercise price of $7.95 per share and 200,000 of our common shares at an exercise price of $15.00 per share, which were granted in 2017 and vest  in four equal portions. The first and second portions vested on May 1, 2017 and January 1, 2018, expired on December 31, 2017 and 2018, respectively. The next portion vested on January 1, 2019 and expires on December 31, 2019. The remaining portion shall vest on January 1, 2020 and expire on December 31, 2020.

(iii)

$0.6 million of share options for Mr. Ying Chi Kwok to purchase an aggregate of 600,000 of our common shares at an exercise price of $13.30 per share, which were granted in 2018 and vest in two equal portions. The first portion vested on January 26, 2018, expired on December 31, 2018. The second portions vested on January 1, 2019 and expire on December 31, 2019.

(iv)

$0.3 million of share options for Ms. Yu Zhang to purchase an aggregate of 140,000 of our common shares at an exercise price of $13.30 per share, which were granted in 2018 and vest in two equal portions. The first portion vested on January 26, 2018 and expired on December 31, 2018. The second portions vested on January 1, 2019 and shall expire on December 31, 2019.

“Other compensation and benefits” for 2017 includes: (i) fees for medical insurance, annual physical examination, $0.3 million of share options for Mr. Koo to purchase an aggregate of 480,000 of our common shares at an exercise price of $6.22 per share, which were granted in 2016 and vest in five equal portions. The three portions vested on July 29, 2016, January 1, 2017 and January 1, 2018, and expired on July 28, 2017 and December 31, 2017 and 2018, respectively. The next portion vested on January 1, 2019 and shall expire on December 31, 2019. The remaining portion shall vest on January 1, 2020 and expire on December 31, 2020; and (ii) $0.4 million of share options for Mr. Julian Lin to purchase an aggregate of 400,000 of our common shares at an exercise price of $7.95 per share and 400,000 of our common shares at an exercise price of $15.00 per share, which were granted in 2017 and vest in four equal portions. The first two portions vested on May 1, 2017 and January 1, 2018 and expired on December 31, 2017 and December 31, 2018, respectively. The next portion vested on January 1, 2019 and shall expire on December 31, 2019. The remaining portion shall vest on January 1, 2020 and expire on December 31, 2020.

“Other compensation and benefits” for 2016 includes fees for medical insurance, annual physical examination, $0.3 million of share options to purchase an aggregate of 800,000 of our common shares at an exercise price of $6.22 per share, which vest in five equal portions. The first, second and third portions vested on July 29, 2016, January 1, 2017 and January 1, 2018, and expired on July 28, 2017, December 31, 2017 and December 31, 2018, respectively. The next portion vested on January 1, 2019 and expired on December 31, 2019. The remaining portion shall vest on January 1, 2020 and shall expire on December 31, 2020.

Retirement Benefits

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund. The following table provides amount of contributions that hawse have made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

Name	Number of years of credited Service	Value at December 31, 2018 of Accumulated Benefits ($)	Company Payments During 2018 ($)
Ying Chi Kwok	0.9(a)	2,296	2,296
Ming Kown Koo	43.0(b)	N/A	N/A

Notes:

(a)

Under Mandatory Provident Retirement Fund requirements, we are required to enroll their employees in MPF schemes and making MPF contributions for employees who are at least 18 but under 65 years of age and have been employed in any industry for a continuous period of 60 days or more.

(b)

Prior to October 2010, Mr. Koo’s services as our employee were for Nam Tai Property Inc., the ultimate parent, and as such he was not eligible for Hong Kong’s Mandatory Provident Retirement Fund. Accordingly, no contributions were made for Mr. Koo prior to October 2010. Although he was appointed President of our subsidiary, NTEEP, effective October 1, 2010, contributions were not required for Mr. Koo under Hong Kong’s Mandatory Provident Retirement Fund because he was over 65 years old.

Regulations in the PRC require us to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, retirement pension insurance is established for the employees during the term they are employed.

Name	Number of years of credited Service	Value at December 31, 2018 of Accumulated Benefits ($)	Company Payments During 2018 ($)
Yu Zhang	1.4	7,900	5,786
Julian Lin	1.7	8,197	4,167

Options Held by Executive Officers at January 31, 2019

The following table provides information concerning the options owned by our current management and directors as of January 31, 2019:

Name	Number of common shares subject to option	Exercise price ($)	Expiration Date
Ying Chi Kwok	300,000	13.30	December 31, 2019
Julian Lin	100,000	7.95	December 31, 2019
Julian Lin	100,000	15.00	December 31, 2019
Julian Lin	100,000	7.95	December 31, 2020
Julian Lin	100,000	15.00	December 31, 2020
Yu Zhang	70,000	13.30	December 31, 2019

Board Practices

All directors hold office until our next annual meeting of shareholders, which generally is in the summer of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The full board appoints the members and the chairman of the board committees, who serve at the request of the Board. Nam Tai does not have any director service contracts providing for benefits upon termination of service as a director or employee (if employed).

Corporate Governance Guidelines

We have adopted a set of corporate governance guidelines which are available on our website at http://www.Nam Tai.com/investors#investors/corporate_governance. The contents of this website address are not a part of this Report. Stockholders also may request a free copy of our corporate governance guidelines in print form by making a request to:

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

Committee Charters and Independence

The charters for our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee are available on our website at http://www.Nam Tai.com/investors#investors/committee. The contents of this website address are not a part of this Report. Stockholders may request a copy of each of these charters from the address and phone number set forth above under “Corporate Governance Guideline.”

Each of the members of our Board of Directors serving on our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee are “independent” as that term is defined in Corporate Governance Rules of the NYSE.

We have adopted the directors’ independence criteria as established by NYSE Corporate Governance Rules Section 303A.02.

An Independent Non-Executive Director (“INED”) is an individual:

•	who has no material relationship with our company as affirmatively determined by the Board;
•

who is not nor has been within the last three years immediately prior to the date of his appointment as an INED an employee of our company, provided, however, employment as an interim Chairman of the Board or Chief Executive Officer or other executive officer of the Company shall not disqualify a director from being considered independent following that employment;

•	whose immediate family members(1) are not, nor have been within the last three years immediately prior to the date of his appointment as an INED, an executive officer of our company;
•

who, or whose immediate family members(1), have not received greater than $0.1 million in direct compensation from our company, other than directors’ and committees’ fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continuous service), during any twelve-month period within the last three years immediately prior to the date of his appointment as an INED;

•

who is neither a partner nor an employee of the internal or external audit firm of our company and within the last three years immediately prior to the date of his appointment as an INED was neither a partner nor an employee of such firm and personally worked on our audit during that time;

•

none of whose immediate family members(1) is (a) a current partner of the internal or external audit firm of our company or (b) a current employee of the internal or external audit firm of our company and personally works on our audit;

•

none of whose immediate family members(1) have been, within the last three years immediately prior to the date of his appointment as an INED, partners or employees of the internal or external audit firm and personally worked on our audit during that time; and

•

who, or whose immediate family members(1), are not, nor within the last three years immediately prior to the date of his appointment as an INED, employed as an executive officer of another company in which any of our present executives at the same time serves or served on that company’s compensation committee; and

•

who is not an employee of, or whose immediate family members (1) are not executive officers of, a company that has made payments to, or received payments from, our company for property or services in an amount which in any of the three fiscal years prior to his appointment as an INED, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

Note:

(1)

An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers- and father-in-law, sons-and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home.

Audit Committee

The primary duties of our Audit Committee are reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of independent registered public accounting firm, the scope of annual audits, the fees to be paid to the independent registered public accounting firm and the review of the performance of the independent registered public accounting firm and accounting practices.

Our Audit Committee consists of five independent non-executive directors: Mark Waslen, Peter Kellogg, Dr. William Lo, Paul Lau and Vincent Fok. Mr. Waslen serves as the Chairman of the Audit Committee and as a “financial expert”.

Compensation Committee

The primary duties of our Compensation Committee are to recommend (1) the compensation of the Board of Directors; (2) compensation of any directors who are executives and the chief executive officer with reference to achievement of corporate goals and objectives established in the previous year; (3) compensation of other senior management if required by the Board; and (4) our equity-based and incentive compensation programs and grants thereunder.

Our Compensation Committee consists of five independent non-executive directors: Dr. William Lo, Peter Kellogg, Mark Waslen, Paul Lau and Vincent Fok. Dr. William Lo serves as the Chairman of the Compensation Committee.

Nominating/Corporate Governance Committee

The primary duties of our Nominating/Corporate Governance Committee consist of (1) assisting the Board of Directors by actively identifying individuals qualified to become Board members consistent with criteria approved by the Board; (2) recommending to the Board the director nominees for election at the next annual meeting of stockholders, the member nominees for the Audit

Committee, Compensation Committee and the Nominating/Corporate Governance Committee on an annual basis; (3) reviewing and recommending to the Board whether it is appropriate for such director to continue to be a member of the Board in the event that there is a significant change in the circumstance of any director that would be considered detrimental to the Company’s business or his/her ability to serve as a director or his/her independence; (4) reviewing the composition of the Board on an annual basis; (5) recommending to the Board a succession plan for the chief executive officer and directors, if necessary; (6) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; (7) establishing criteria to be used in connection with the annual self-evaluation of the Nominating/Corporate Governance Committee; and (8) developing and recommending to the Board and administering the corporate governance guidelines of the Company.

Our Nominating/Corporate Governance Committee consists of five independent non-executive directors: Dr. William Lo, Peter Kellogg, Mark Waslen, Paul Lau and Vincent Fok. Dr. William Lo serves as the Chairman of the Nominating/Corporate Governance Committee.

Share Ownership of Directors and Management

For information regarding the numbers and percentage ownership of our shares, see ITEM 7. Major Shareholders and Related Party Transactions – Shares and Options Ownership of Directors, Management and Principal Shareholders.

Employee Stock Option Plans

We have three stock option plans - our 2006 stock option plan, our 2016 stock option plan and 2017 stock option plan. The 2006 stock option plan was approved by the Board on February 10, 2006 and approved by shareholders at our 2006 Annual Meeting of Shareholders. In April 2016, the Board of Directors approved our 2016 stock option plan, which was subsequently approved by the shareholders at the 2016 Annual General Meeting of Shareholders. The 2016 stock option plan had the same terms and conditions as the 2006 stock option plan, except that the maximum number of shares to be issued pursuant to exercise of options granted under the 2016 stock option plan was 3,500,000 shares. In April 2017, the Board of Directors approved our 2017 stock option plan, which was subsequently approved by the shareholders at the 2017 annual general meeting of shareholders, with the same terms and conditions. However, the maximum number of shares to be issued pursuant to exercise of options granted was 1,500,000 shares.

Under 2006, 2016 and 2017 stock option plans, the terms and conditions of individual grants may vary subject to the following: (1) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (2) the term of incentive stock options may not exceed ten years from the date of grant; (3) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to our share capital and necessary to preserve the intrinsic value of the granted options. Under the 2016 stock option plan and 2017 stock option plan, the terms and conditions of individual grants may vary subject to the above item (1) to item (3) of the 2006 stock option plan.

As of January 31, 2019, we had outstanding options to purchase 420,000 shares under the 2016 and 2017 stock option plans held by four non-employee directors and 770,000 shares under the 2016 and 2017 stock option plans held by three executive directors, management and staff. Under our existing stock option plans, options to purchase 1,439,200 shares are available for future grants.

Employees

The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2016, 2017 and 2018.

		At December 31,
Geographic Location	Main Activity	2016	2017	2018
Shenzhen, PRC
	Administration	49	45	46
	Project development	6	8	30
	Selling and marketing	—	—	14
	Total Shenzhen	55	53	90
Wuxi, PRC
	Administration	4	4	5
	Total Wuxi	4	4	5
Hong Kong
	Administration	8	6	4
	Total Hong Kong	8	6	4
Total Employees		67	63	99

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Shares and Options Ownership of Directors, Senior Management and Principal Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of January 31, 2019, by each person (or group within the meaning of Section 13(d)(3) of the Exchange Act) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management.

	Shares beneficially owned(1)
Name	Number		Percent
Kaisa Group Holdings Ltd.	9,191,050	(2)	24.1%
Peter R. Kellogg	7,369,794	(3)	19.3%
IsZo Capital LP	3,758,209	(4)	9.8%
Ying Chi Kwok	300,000	(5)	*
Julian Lin	300,000	(6)	*
Mark Waslen	115,000	(7)	*
Wing Yan (William) Lo	30,000	(8)	*
Paul Lau	30,000	(9)	*
Vincent Fok	30,000	(10)	*
Hao Xu	30,000	(11)	*
Yu Zhang	70,000	(12)	*

Notes:
*	Less than 1%.
(1)

Percentage of ownership is based on 38,193,391 common shares outstanding as of January 31, 2019. In accordance with Rule 13d-3(d) (1) under the Exchange Act, options which are exercisable within 60 days of January 31, 2019 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)

Kaisa beneficially holds 9,191,050 common shares, which are held indirectly through Greater Sail Limited. Greater Sail Limited is a British Virgin Islands company of which Kaisa indirectly holds 100% outstanding stock.

(3)

Mr. Kellogg beneficially holds 7,369,794 common shares, including 5,774,800 common shares held indirectly through I.A.T. Reinsurance Syndicate Ltd. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of the shares held by I.A.T. Reinsurance Syndicate Ltd. Mr. Kellogg also holds options to purchase 30,000 shares, which he has received as of January 31, 2019, as a director of Nam Tai.

(4)

Based on a Schedule 13G filed with the SEC by IsZo Capital LP on February 13, 2019, IsZo Capital LP, jointly with its general partner, IsZo Capital GP LLC, its investment manager, IsZo Capital Management LP, and the president of its investment manager, Brian L. Sheehy, hold 3,758,209 common shares, as of December 31, 2018.

(5)	Represents options to purchase 300,000 shares, which he has received as of January 31, 2019, as a director of Nam Tai.
(6)

Includes 100,000 common shares and options to purchase 100,000 shares at $7.95 and 100,000 shares at $15.00 vested on January 1, 2019 and expired on December 31, 2019, which he received as President and General Counsel of Nam Tai.

(7)      Includes 85,000 common shares and options to purchase 30,000 shares, which he has received as of January 31, 2019, as a director of Nam Tai.

(8)	Represents options to purchase 30,000 shares, which he has received as of January 31, 2019, as a director of Nam Tai.
(9)	Represents options to purchase 30,000 shares, which he has received as of January 31, 2019, as a director of Nam Tai.
(10)	Represents options to purchase 30,000 shares, which he has received as of January 31, 2019, as a director of Nam Tai.
(11)	Represents options to purchase 30,000 shares, which he has received as of January 31, 2019, as a director of Nam Tai.
(12)	Represents options to purchase 70,000 shares, which she has received as of January 31, 2019, as our Chief Financial Officer.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly through January 31, 2019.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of January 31, 2019, there were approximately 451 holders of record of our common shares. According to information provided to us by our transfer agent, 82.9% holders of record with addresses in the United States held 31,666,009 of our common shares as of January 31, 2019.

The following table reflects the percentage ownership of our common shares during the last three years ended January 31, 2017, January 31, 2018 and January 31, 2019 by shareholders who beneficially owned 5% or more of our common shares during that period:

	Percentage Ownership(1)
	2017	2018	2019
Kaisa Group Holdings Ltd.(2)	—	24.5%	24.1%
Peter R. Kellogg(3)	19.1%	19.5%	19.3%
IsZo Capital LP(4)	—	—	9.8%
Kahn Brothers LLC(5)	5.3%	4.9%	—
Ming Kown Koo(6)	17.8%	—	—

Notes:

(1)

Based on 36,446,691, 37,575,991 and 38,193,391 common shares outstanding on January 31, 2017, 2018 and 2019, respectively. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days as of January 31, 2017, January 31, 2018 and January 31, 2019 have been considered outstanding for the purpose of computing the percentage of our outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)

Based on a Schedule 13G filed with the SEC jointly by Kaisa and Greater Sail Limited on December 15, 2017, Kaisa beneficially holds 9,191,050 common shares, which are held indirectly through Greater Sail Limited. Greater Sail Limited is a British Virgin Islands company of which Kaisa indirectly holds 100% of its outstanding stock.

(3)

Mr. Kellogg beneficially owned 6,871,000, 7,288,094 and 7,339,794 common shares, as of January 31, 2017, January 31, 2018 and January 31, 2019 including shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg is the sole holder of its voting stock but does not admit to its beneficial ownership and, as compensation granted to him for being a director of Nam Tai, options to purchase 90,000, 45,000 and 30,000 common shares, on each of the respective date. Based on a Schedule 13G/A filed with the SEC by I.A.T. Reinsurance Company Ltd. on February 17, 2015, 5,774,800 common shares were held by I.A.T. Reinsurance Company Ltd. as of December 21, 2014.

(4)

Based on a Schedule 13G filed with the SEC by IsZo Capital LP on February 13, 2019, IsZo Capital LP, jointly with its general partner, IsZo Capital GP LLC, its investment manager, IsZo Capital Management LP, and the president of its investment manager, Brian L. Sheehy, hold 3,758,209 common shares, as of December 31, 2018.

(5)

Based on a Schedule 13G/A filed with the SEC by Kahn Brothers LLC on February 2, 2017 of 1,920,660 common shares, and on January 25, 2018 of 1,855,255 common shares. We have no knowledge of Kahn Brothers LLC holding subsequent to its filing on January 25, 2018.

(6)

Mr. Koo, our former Chairman, jointly with Ms. Cho Sui Sin, Mr. Koo’s wife, beneficially owned 6,344,355, nil and nil common shares as of January 31, 2017, and January 31, 2018, and January 31, 2019, including, as compensation granted to him for being CFO of Nam Tai, options to purchase 160,000, 160,000 and 160,000 common shares, on each of the respective dates.

The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of the Company.

Certain Relationships and Related Party Transactions

On November 8, 2018, we entered into a preliminary cooperative development agreement with Kaisa Technology Industry (XiaoGan) Co., Ltd. (“Kaisa XiaoGan”), a subsidiary of Kaisa Group Holdings Limited (“Kaisa Group”), concerning the potential development of a digital communication base in XiaoGao, Hubei province, the PRC. The agreement is preliminary in nature and provides us with a right to participate in the potential development. Kaisa Group holds approximately 24.1% of our outstanding capital. Our Chairman and CEO, Mr. Ying Chi Kwok, is a founder and significant shareholder of Kaisa Group. Our director, Hao Xu, is a current employee of Kaisa Group. Our Audit Committee and the independent members of our Board of Directors have reviewed and approved our entry into this agreement.

On November 16, 2018, we entered into a property management service agreement with Kaisa Property Holdings Limited (“Kaisa Property”) after Kaisa Property tendered a winning bid in an tender participated by four bidders. Pursuant to this property management service agreement, Kaisa Property shall provide custodial services for Nam Tai Inno Valley. Kaisa Property is a wholly owned subsidiary of Kaisa Group. Prior to the bidding, our Audit Committee and Board of Directors reviewed and pre-approved the circumstances for Kaisa Property’s participation in the tender. The contractual amount for the property management service owed to Kaisa Property under the management service agreement is $0.2 million for a 12 month period.

On February 12, 2018, we sold our Hong Kong office property in an arms-length-transaction to our former Chairman, Mr. Koo, for $9.7 million after our Audit Committee reviewed two valuation reports prepared by two independent appraisers and our Board of Directors approved the transaction price.

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

For options granted to our directors, Hao Xu on August 1, 2018, Vincent Fok and Paul Lau on June 4, 2018, our Chief Executive Officer, Ying Chi Kwok, and Chief Financial Officer, Yu Zhang, each on January 26, 2018, and Julian Lin on May 1, 2017. Please see “ITEM 6. Directors and Senior Management – Compensation of Directors and Management –Compensation on an Aggregate Basis”.

ITEM 8.	FINANCIAL INFORMATION

Financial Statements

Our consolidated financial statements are included this Form 20-F in the F pages following page 81.

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

NTTC

Starting from October 2007, the HKIRD issued assessments and writs against NTTC claiming taxes and interests on unpaid taxes for the taxable years 1996/1997 to 2003/2004, for matters related to intra-group service fees. Judgments were entered against NTTC and on June 4, 2012 a winding-up order was issued by the High Court of Hong Kong against NTTC. The total tax claims against NTTC are $6.6 million plus interest. NTTC is currently in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013. As the Company did not have a controlling financial interest on NTTC after it was taken over by the Joint and Several Receivers, so the financial statements of NTTC have not been included in the consolidated financial statements of the Company subsequent to the 2012 Form-20F, in accordance with the procedures set out in ASC 810-10-15-10.

NTT

The HKIRD issued assessments and writs against NTT for matters related to intra-group service fees in taxable years 2002/2003. During the years 2009 and 2011, two judgments were entered against NTT, our dormant subsidiary. The total tax claims against NTT are $0.4 million plus interest. NTT had a net deficit position as of December 31, 2018 and we have no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on us. Therefore, the amount claimed by HKIRD was not recorded as a liability in our consolidated financial statements.

NTGM

The HKIRD had issued assessments and writs against NTGM for matters related to intra-group service fee. During the years 2009 to 2011, two judgments were also entered against NTGM, a subsidiary that had been inactive since 2005. Since then, NTGM has received a number of demand letters from the HKIRD, demanding total payments of judgment debts for an aggregate amount of $1.1 million plus interest. On April 27, 2018, HKIRD issued a writ for issued assessments and writs against NTGM claiming taxes of $3,000 and interests on unpaid taxes for the taxable years 2001/2002. On August 15, 2018, judgment by consent was entered against NTGM for the amount with costs and interests. On November 1, 2018, we received demanding for payment from HKIRD and notice to initiate wind-up procedures if payment not received by HKIRD within 14 days. We have replied to HKIRD asking for extension and no response has been received from HKIRD yet. NTGM received a demand for payment from HKIRD again on January 8, 2019. NTGM has a net deficit position as of December 31, 2018 and we have no funding obligation towards NTGM. As a result, the claims from the HKIRD demand letters have no impact on us. Therefore, the amount claimed by HKIRD was not recorded as a liability in our consolidated financial statements.

Notices of Alleged Personal Liability for Additional Taxes against Former Directors and Officers for Signing NTTC’s Tax Returns

The HKIRD had separately commenced legal proceedings against two former directors and officers of NTTC personally for taxable years 1996/1997, 1997/1998 and 1999/2000, in the total amount of approximately $2.3 million for additional tax by way of penalty for signing the tax return of the Hong Kong subsidiaries in relation to the disputed intra-group service fees. Both directors have been indemnified under the Company’s indemnity policy. The Hong Kong Court of First Instance held a two-day hearing on April 18-19, 2018. On November 23, 2018, the Hong Kong Court of First Instance handed down a reasoned ruling, finding in favor of our two former directors on the main points of the appeal. On January 3, 2019, Hong Kong Court of First Instance also issued a court order annulling the assessment of personal liability against the two former directors. The HKIRD filed an appeal on December 21, 2018. We filed a cross-appeal on January 10, 2019. We now await the court of Appeal to give directions as to the further conduct of the appeal, including fixing a date for the appeal.

Matter Concerning a Former Director

We have entered into an arbitration agreement on January 29, 2019 with a former director, Charles Chu, in connection with Board’s inquiry on his historical beneficial shareholding in our Company. However, the arbitration is still in progress and we considered that result is remote at this beginning stage.

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

As announced on October 31, 2017, the Company set payment of quarterly dividends for 2018 of $0.07 per quarter. All quarterly dividends scheduled for payment in 2017 were paid as scheduled.

As announced on October 29, 2018, following its review of our financial results for the first nine months of 2018, our Board of Directors assessed our operating income, current and estimated future cash, cash flow and capital expenditure requirements, and decided to terminate the payment of dividends. Whether future dividends will be declared will depend upon Nam Tai’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future expansion, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in ITEM 3. Key Information — Risk Factors in this Report. There can be no assurance that future cash dividends will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

The following table sets forth the total cash dividends and dividends per share we have declared for the subsequent year during each of the five years ended December 31:

	Year ended December 31,
	2014	2015	2016	2017	2018
Total dividends declared (in thousands)	$3,409	$2,936	$10,205	$10,514	$—
Regular dividends per share	$0.08	$0.08	$0.28	$0.28	$—
Total dividends per share	$0.08	$0.08	$0.28	$0.28	$—

ITEM 9.	THE LISTING

Our shares are traded in the United States and have been listed on the New York Stock Exchange since January 2003 under the ticker symbol “NTE” until April 22, 2014 when the ticker symbol changed to “NTP”.

The following table sets forth the highest and lowest closing sales prices for our shares for each of the quarters in the year period ended December 31:

	2016			2017			2018
	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume(1)
1st Quarter	$6.25	$4.80	83,507	$7.95	$6.79	36,715	$13.90	$11.95	104,184
2nd Quarter	6.18	5.26	41,823	8.85	6.90	43,036	13.00	10.85	28,592
3rd Quarter	9.59	5.19	138,388	11.23	7.95	105,313	11.10	9.10	33,532
4th Quarter	8.63	7.10	100,784	13.30	10.80	127,632	10.00	8.40	31,743

Note:

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

The following table sets forth the highest and lowest closing sale prices of our shares for the five years ended December 31:

Year ended December 31,	High	Low	Average Daily Trading Volume(1)
2014	$8.11	$4.12	225,267
2015	6.63	3.51	133,665
2016	9.59	4.80	91,178
2017	13.30	6.79	78,339
2018	13.90	8.40	48,994

Note:

(1)	Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

The following table sets forth the highest and lowest closing sale prices of our shares during each of the most recent six months in the period ending March 8, 2019:

Month ended	High	Low	Average Daily Trading Volume(1)
September 30, 2018	10.30	9.10	40,105
October 31, 2018	10.00	9.10	40,509
November 30, 2018	9.50	8.40	33,033
December 31, 2018	9.17	8.45	19,705
January 31, 2019	9.10	8.24	14,214
February 28, 2019	9.50	8.52	12,437
March (through March 8), 2019	9.60	9.23	23,150

Note:

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.
ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. As of January 31, 2019, we had 38,193,391 common shares outstanding.

Memorandum and Articles of Association

On December 5, 2007, we filed with the Registrar of Corporate Affairs of the British Virgin Islands, our jurisdiction of organization, an amended Memorandum and Articles of Associations (collectively, our “Charter”), the instruments governing a company organized under the law of the British Virgin Islands, which are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States. Our Charter, which became effective on December 5, 2007, amended and restated our Memorandum and Articles of Association.

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

Distributions on Our Common Shares

Subject to the discussion below under “PFIC Considerations”, the gross amount of any cash distribution or the fair market value of any property distributed that you receive with respect to our common shares generally will constitute dividends to the extent such distribution does not exceed our current and accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. To the extent any distribution exceeds our current and accumulated E&P, such distribution will first be treated as a tax-

free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of our E&P as determined for United States federal income tax purposes. Consequently, distributions generally will be reported as ordinary dividend income for United States information reporting purposes. Such income will be included in your gross income on the date of actual or constructive receipt. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States. We anticipate that requirement (ii) will be met here. A qualified foreign corporation for purposes of the reduced rate does not, however, include a passive foreign investment company, or PFIC. U.S. Holders should consult their tax advisors regarding the availability of the reduced rate of taxation applicable to any dividends the Company pays with respect to the shares. A dividends-received deduction generally will not be allowed to U.S. Holders that are corporations with respect to dividends paid by us.

We believe we were a PFIC for 2018 and, based on our current operations, assets and market conditions for our shares, we may be a PFIC for 2019—see “PFIC Considerations” below and the discussion of certain PFIC issues in “Risk Factors” above. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” may not be available for 2018 or future taxable years.

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

Sale, Exchange or Other Disposition of Our Common Shares

Subject to the discussion below under “PFIC Considerations”, in connection with the sale, exchange or other taxable disposition of our common shares, generally:

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

Information with Respect to Foreign Financial Assets

A U.S. Holder that is an individual (or a certain type of domestic entity), may be subject to certain reporting obligations with respect to our common shares if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the year. If required, this disclosure is made by filing IRS Form 8938 with the IRS. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation to file annually FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) as a result of holding our common shares. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of common shares.

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

Based on the assumption that (i) cash and cash equivalents are passive assets and (ii) our market capitalization plus total liabilities may be considered a proxy for our total assets, a calculation based on a comparison of the average quarter-end book values of our cash and cash equivalents to our market capitalization plus total book liabilities indicates that we were a PFIC for 2018 under the PFIC asset test. As a result, although not free from doubt, we believe we were a PFIC for U.S. federal income tax purposes for 2018. However, the PFIC asset test requires a determination of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income and involves complex legal issues. We have not made a determination of the fair market value of our assets for 2018 or for 2019 to date, and we do not intend to make such a determination as we believe that our management and financial resources can be better deployed in other aspects of our business. We may have been a PFIC in 2018 and may be a PFIC in future taxable years under either the PFIC income test or the PFIC asset test, or both.

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

A U.S. Holder may generally avoid the PFIC regime by making a “qualified electing fund” election, or QEF election, effective beginning with the first taxable year in the holder’s holding period in which we are a PFIC, which generally provides that, in lieu of the foregoing treatment, our earnings, on a pro rata basis, would be currently included in the holder’s gross income. In general, a U.S. Holder makes a QEF election on a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) attached to such holder’s U.S. federal income tax return for the year beginning with which the QEF election is to be effective. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, the Company must provide or make available to the holder certain information on an annual basis. The Company currently intends to provide U.S. Holders the information required to make a valid QEF election for the 2018 and possibly future taxable years. However, the Company provides no assurances that it will provide such information in any taxable year.

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

If during any taxable year of a U.S. Holder ending on or after December 31, 2018 such U.S. Holder owns our common shares and we are a PFIC in such year, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company (generally with the U.S. Holder’s federal income tax return for that year), unless a de minimis exception applies. U.S. Holders are urged to consult their tax advisors regarding their annual filing requirements.

Non-U.S. Holders

If you are not a U.S. Holder and are not a partnership (or other entity treated as a partnership for United States federal income tax purposes), you are a “Non-U.S. Holder”.

Distributions on Our Common Shares

Subject to the discussion below under “Backup Withholding and Information Reporting”, you generally will not be subject to United States federal income tax, including withholding tax, on distributions made on our common shares unless:

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

Sale, Exchange or Other Disposition of Our Common Shares

Subject to the discussion below under “Backup Withholding and Information Reporting”, you generally will not be subject to United States federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

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

Chinese Renminbi

Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from the U.S. dollar to the RMB. This change was made upon the progress of the property development projects in China causing the Company’s subsidiaries primary operating activities to be in RMB and making the RMB the currency of the economic environment in which the entities primarily generate and expend cash. We do not hedge against currency risk for our subsidiaries in China.

For the Company and its subsidiaries outside of China, the functional currencies are U.S. dollars and Hong Kong dollars, as expense transactions are generally denominated in U.S. dollars and Hong Kong dollars. Our exposure to foreign exchange risk primarily relates to a significant portion of the Company’s cash and cash equivalents and short term investments denominated in RMB. If we need to convert RMB to U.S. dollars and Hong Kong dollars for our operations, depreciation of the RMB against the U.S. dollar would reduce the U.S. dollar amount and Hong Kong dollars amount we receive from the conversion.

As of December 31, 2018, the Company and its subsidiaries outside of China had RMB-denominated cash and cash equivalents and short term investments of RMB219.0 million (equal to $31.9 million). If the RMB had depreciated by 10% against the U.S. dollar and assuming we converted  RMB219.0 million into U.S. dollars, our U.S. dollar cash balance for the RMB219.0 million would have been $28.7 million.

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

Currencies included in Cash and Cash Equivalents, Short term investments and long term investments

The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents, short term investments and long term investments on our balance sheets as of December 31, 2017 and 2018:

	As of December 31
Currencies included in cash and cash equivalents, short term investments and long term investments	2017	2018
	(In thousands)
United States dollars	$3,379	$2,690
Chinese renminbi	161,569	107,681
Hong Kong dollars	225	1,704
Total US$ equivalent	$167,492	$112,075

For more information on impact of foreign currency fluctuations, see ITEM 5. Operating And Financial Review And Prospects – Impact of Foreign Currency Fluctuations.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and long term investment are subject to interest rate changes. Cash on hand of $98.0 million as of December 31, 2018 was invested in term deposits. As such, interest income will fluctuate with changes in interest rates. During 2018, we had $5.6 million in interest income.

As of December 31, 2018, we had no long-term bank loans.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2018, our internal control over financial reporting was effective based on these criteria.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Moore Stephens CPA Limited, an independent registered public accounting firm. The related report to our shareholders and the Board of Directors appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Nam Tai Property Inc.

Opinion on Internal Control over Financial Reporting

We have audited Nam Tai Property Inc.’s (the Company’s) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2017 and 2018, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). Our audits also included the financial statement schedules in Schedule 1. Our report dated March 15, 2019, expressed an unqualified opinion.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

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

March 15, 2019

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during the year ended December 31, 2018, the period covered by this Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that one member of the Audit Committee, Mark Waslen, qualifies as an “audit committee financial expert” as defined by Item 407(d) (5) (ii) of Regulation S-K, adopted pursuant to the Exchange Act. For information concerning Mr. Waslen’s education and experience by which he acquired the attributes qualifying him as an audit committee financial expert, please see the description of Mr. Waslen’s background in “ITEM 6. Directors and Senior Management – Directors and Senior Managers” of this Report.

Mr. Waslen is “independent” as that term is defined in the Listed Company Manual of the NYSE.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which also applies to our principal executive officers and to its principal financial and accounting officers. The Code of Ethics has been revised to apply to all employees as well. A copy of the revised Code of Ethics is attached as Exhibit 11.1 to this Report on Form 20-F. This code has been posted on our website, which is located at http://www.Nam Tai.com/investors#investors/corporate_governance. The contents of this website address are not a part of this Report. Stockholders may request a free copy in print form from:

Mr. Kevin McGrath, Managing Partner of Cameron Associates

Telephone: 212.245.4577

e-mail: kevin@cameronassoc.com

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Moore Stephens has served as our independent registered public accounting firm for the years ended December 31, 2017 and 2018, for which audited consolidated financial statements appeared in this Report on Form 20-F. Each year our Audit Committee of the Board of Directors selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. It is currently expected that the Audit Committee will select Moore Stephens as our independent registered public accounting firm for 2019 and that our Board of Directors will propose at the Annual Meeting of Shareholders to be held in 2019 that Moore Stephens be ratified as our independent registered public accounting firm for 2020.

The following table presents the aggregate fees for professional services and other services rendered by Moore Stephens to us in 2017 and 2018, respectively (U.S. dollars in thousands).

	Year ended December 31,
	2017	2018
Audit Fees(1)	$128	$140
Tax Fees(2)	2	1
All Other Fees(3)	2	—
Total	$132	$141

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

Under the Policy, the Chairman of the Audit Committee is delegated with the authority to grant pre-approvals in respect of all auditing services including non-audit service, but excluding those services stipulated in Section 201 “Service Outside the Scope of Practice of Auditors.” Moreover, if the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service shall be deemed to have been pre-approved. The decisions of the Chairman of the Audit Committee made under delegated authority to pre-approve an activity shall be presented to the Audit Committee at each of its scheduled meetings.

Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer.

During 2017 and 2018, 100% of the total audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 12, 2017, Kaisa Group Holdings Ltd., or Kaisa, in a private transaction, purchased 6,504,355 common shares of our company from our former Chairman, M.K. Koo and his wife, at a price of US$17.00 per share. Subsequently, Kaisa continued to purchase common shares of our company in the open market. Based on the Schedule 13D/A filed with the SEC on December 15, 2017, Kaisa beneficially owned 9,191,050 common shares of our company, or 24.1% of our outstanding shares.

Our board of directors approved a stock repurchase program to buy back up to $40 million of its common stocks in open market at prevailing market prices, which was announced on May 7, 2014. The stock repurchase program closed on November 28, 2014.

3,000,000 common shares had been bought back in the open market at a purchase price of $5.50 under our cash tender offer announced on April 28, 2015 that expired on May 29, 2015.

3,518,750 common shares had been bought back in the open market at a purchase price of $5.50 under our cash tender offer announced on August 3, 2015 that expired on September 4, 2015.

724,750 common shares had been bought back in the open market at prevailing market prices under our share repurchase program announced on August 22, 2016 that expired on September 30, 2016.

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

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

For information regarding whether our corporate governance standards differ from those applied to U.S. domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in ITEM 6. Directors and Senior Management of this Report.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable to Nam Tai.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Property Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nam Tai Property Inc. and subsidiaries (the "Company") as of December 31, 2017 and 2018, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). Our audits also included the financial statement schedules in Schedule 1. In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2019 expressed an unqualified opinion thereon.

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

Hong Kong
March 15, 2019

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2016	2017	2018
Operation income		$2,508	$1,851	$493
Operation expenses		(740)	—	(73)
Net operation income		1,768	1,851	420
Costs and expenses
General and administrative expenses		(8,359)	(9,450)	(20,402)
Selling and marketing expenses		—	—	(813)
		(8,359)	(9,450)	(21,215)
Operating loss		(6,591)	(7,599)	(20,795)
Other (expenses) income, net	12	(8,497)	8,495	(714)
Interest income		5,554	7,621	5,601
Loss on demolished building facilities		—	—	(4,074)
Gain on disposal of property		—	—	6,763
Write off of demolished building		—	(4,573)	(35)
(Loss) income before income tax		(9,534)	3,944	(13,254)
Income tax	13	—	—	—
Consolidated net (loss) income		(9,534)	3,944	(13,254)
Foreign currency translation adjustment		(7,736)	6,311	(10,437)
Other comprehensive (loss) income		(7,736)	6,311	(10,437)
Consolidated comprehensive (loss) income		$(17,270)	$10,255	$(23,691)
Basic (loss) income per share	10	$(0.26)	$0.11	$(0.35)
Diluted (loss) income per share	10	$(0.26)	$0.11	$(0.35)

NAM TAI PROPERTY INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

			December 31,
	Notes		2017	2018
ASSETS
Current assets:
Cash and cash equivalents	2	(b)	$165,173	$62,919
Short term investments	2	(c)	—	46,952
Accounts receivable			—	226
Prepaid expenses and other receivables			5,100	6,663
Total current assets			170,273	116,760
Long term investments	2	(d)	2,319	2,204
Real estate properties under development, net	3		52,460	171,610
Property, plant and equipment, net	4		36,976	27,442
Other assets			49	91
Total assets			$262,077	$318,107
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable			$5,705	$87,214
Accrued expenses and other payables	7		1,500	2,993
Dividend payable			10,514	—
Total current liabilities			17,719	90,207
Financial lease payable			—	9
Total liabilities			17,719	90,216
Commitments and contingencies (Note 14)
Equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 37,551,191 and 38,186,991 shares as at December 31, 2017 and 2018, respectively)	9		376	382
Additional paid-in capital			249,856	257,125
Accumulated deficit			(24)	(13,329)
Accumulated other comprehensive loss			(5,850)	(16,287)
Total shareholders’ equity			244,358	227,891
Total liabilities and equity			$262,077	$318,107

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2016	36,699,572	$367	$243,280	$26,343	$(4,425)	$265,565
Shares issued on exercise of options	471,869	4	3,284	—	—	3,288
Cancellation of shares	(724,750)	(7)	(6,251)	—	—	(6,258)
Stock-based compensation expenses	—	—	1,223	—	—	1,223
Net loss	—	—	—	(9,534)	—	(9,534)
Cash dividends declared ($0.28 per share)	—	—	—	(10,205)	—	(10,205)
Cash dividends reversal	—	—	—	3	—	3
Foreign currency translation adjustments	—	—	—	—	(7,736)	(7,736)
Balance at December 31, 2016	36,446,691	$364	$241,536	$6,607	$(12,161)	$236,346
Shares issued on exercise of options	1,104,500	12	6,896	—	—	6,908
Stock-based compensation expenses	—	—	1,424	—	—	1,424
Net income	—	—	—	3,944	—	3,944
Cash dividends declared ($0.28 per share)	—	—	—	(10,514)	—	(10,514)
Cash dividends paid	—	—	—	(61)	—	(61)
Foreign currency translation adjustments	—	—	—	—	6,311	6,311
Balance at December 31, 2017	37,551,191	$376	$249,856	$(24)	$(5,850)	$244,358
Shares issued on exercise of options	635,800	6	3,949	—	—	3,955
Stock-based compensation expenses	—	—	3,320	—	—	3,320
Net loss	—	—	—	(13,254)	—	(13,254)
Cash dividends paid	—	—	—	(51)	—	(51)
Foreign currency translation adjustments	—	—	—	—	(10,437)	(10,437)
Balance at December 31, 2018	38,186,991	$382	$257,125	$(13,329)	$(16,287)	$227,891

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2016	2017	2018
Cash flows from operating activities:
Consolidated net (loss) income	$(9,534)	$3,944	$(13,254)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	1,784	328	3,801
Gain on disposal of property, plant and equipment	(14)	(25)	(2,867)
Gain on disposal of idle property, plant and equipment	(8)	—	—
Unrealized gain of marketable securities	—	—	(13)
Write off of demolished building	—	4,573	35
Impairment on other assets	—	57	—
Share-based compensation expenses	1,035	1,126	2,925
Unrealized exchange loss (gain)	3,370	(6,712)	1,670
Changes in current assets and liabilities:
Increase in prepaid expenses and other receivables	(618)	(1,035)	(1,901)
(Decrease) increase in accrued expenses and other payables	(1,225)	3	871
Total adjustments	4,324	(1,685)	4,521
Net cash (used in) provided by operating activities	$(5,210)	$2,259	$(8,733)
Cash flows from investing activities:
Payment of real estate properties under development	$(5,577)	$(11,935)	$(39,575)
Purchase of property, plant and equipment	(525)	(13,377)	(2,107)
Purchase of marketable securities	—	—	(7,580)
Decrease (increase) in deposits for real estate properties under development	304	(74)	37
Decrease (increase) in deposits for purchase of property, plant and equipment	4	—	(82)
Proceeds from disposal of property, plant and equipment and other assets	14	67	9,791
Proceeds from disposal of idle property, plant and equipment	8	—	—
Proceeds from disposal of demolished building	—	550	180
Proceeds from disposal of other noncurrent asset	—	—	46
Increase in refundable bank deposit	—	—	(91)
Cash received from finance lease receivable	1,371	—	—
(Increase) decrease in short term investments	(39,719)	89,703	(39,359)
Increase in long term investments	—	(2,319)	—
Net cash (used in) provided by investing activities	$(44,120)	$62,615	$(78,740)
Cash flows from financing activities:
Cash dividends paid	$(2,936)	$(10,266)	$(10,565)
Proceeds from shares issued on exercise of options	3,288	6,908	3,954
Share repurchase program	(6,258)	—	—
Net cash used in financing activities	$(5,906)	$(3,358)	$(6,611)
Net (decrease) increase in cash and cash equivalents	$(55,236)	$61,516	$(94,084)
Cash and cash equivalents at beginning of year	157,371	94,558	165,173
Effect of exchange rate changes on cash and cash equivalents	(7,577)	9,099	(8,170)
Cash and cash equivalents at end of year	$94,558	$165,173	$62,919
Supplemental schedule of cash flow information:
Non-cash investing activities:
Decrease in construction in progress funded through accrued expenses and other payables	$(611)	$—	$—

NAM TAI PROPERTY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	Company Information

The Company was, until April 2014, an electronics manufacturing and design services provider of telecommunications and consumer electronic products.

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

In April 2014, the Company ceased its liquid crystal display modules (“LCM”) manufacturing business and turned its focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed its manufacturing facilities into high-end commercial complexes. The Company intends to earn its principal income in the future from sales and rental services derived from its commercial complexes.

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

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition. As of December 31, 2018 and 2017, the Company had the cash and cash equivalents of $62,919 and $165,173, respectively.

(c)	Short-term investments

All highly liquid investments with original maturities of greater than three months and less than 12 months are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. As of December 31, 2018, the balance of short-term investments consisted of time deposits held in commercial banks of $39,359 (2017: nil) and investments in money market funds of $7,593 (2017: nil), which were structured products guaranteed to have a range of interest yield.

(d)	Long term investments

Long term investments include certificates of deposit having a maturity date of exceeding twelve months upon acquisition. As of December 31, 2018, the Company had long term investments of $2,204 (2017: $2,319).

(e)	Real estate properties under development, net

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

(f)	Property, plant and equipment, net

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

The majority of the land in Hong Kong is owned by the government of Hong Kong, which leases the land at public auction to non-governmental entities. All of the Company’s leasehold lands in Hong Kong have leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.

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

The Company computed depreciation expenses using the straight-line method over the following estimated useful lives:

Classification	Years
Land use right	50 years
Buildings	20 years – 50 years
Machinery and equipment	4 years
Leasehold improvements	shorter of lease term or 4 years
Furniture and fixtures	4 years
Motor vehicle	4 years
(g)	Impairment or disposal of long-lived assets

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

In 2016, the Company assessed the impairment of its long-lived assets used in Shenzhen and Wuxi, by comparing external appraisals obtained from independent valuation firms with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets at December 31, 2016 were less than external appraisals obtained from independent valuation firms and no impairment loss was recognized to write down the long-lived assets in Shenzhen.

In 2016, no impairment loss was recognized to write down the long-lived assets to their fair values upon reclassification to assets held for sale.

However, in 2017, our management decided not to sell the long-lived assets in Wuxi that previously were classified as assets held for sale, thus the assets should be reclassified as property, plant, and equipment. According to FASB ASC 360-10-35-44 “a long-lived asset that is reclassified shall be measured individually at the lower of the following: a. Its carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, b. Its fair value at the date of the subsequent decision not to sell.” Therefore, the assets in Wuxi were reclassified to the account of property, plant, and equipment and recorded at the amount of $20,164.

In 2017, the Company assessed the impairment of its long-lived assets used in Shenzhen and Wuxi by comparing external appraisals obtained from independent valuation firms with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets at December 31, 2017 were less than external appraisals obtained from independent valuation firms.

In 2018, the Company assessed the impairment of its long-lived assets used in Wuxi by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated the undiscounted cash flows exceeded the carrying amounts of the Company’s long-lived assets at December 31, 2018.

In 2018, the Company assessed the impairment of its long-lived assets used in Shenzhen by comparing external appraisals obtained from independent valuation firms with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets at December 31, 2018 were less than external appraisals obtained from independent valuation firms.

In 2017 and 2018, no additional impairment loss was recognized to write down the long-lived assets.

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

For provisions or accruals related to litigation, the Company makes provisions based on information from legal counsel and the best estimation of management. The Company assesses the potential liability for the significant legal proceedings in accordance with FASB ASC 450 “Contingencies”. FASB ASC 450 requires a liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of the contingency may differ from the Company’s estimates. If the contingency is settled for an amount greater than the estimate, a future charge to income would result. Likewise, if the contingency is settled for an amount that is less than the Company’s estimate, a future credit to income would result.

(i)	Revenue recognition

The Company generates revenue from real-estate derived from its buildings held through its subsidiaries in Shenzhen.

For lease income

Operation income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee’s obligation to pay rent.

(j)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see Note 11) are charged to the consolidated statement of comprehensive income as incurred.

(k)    Advertising and promotion costs

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with ASC 720-35, Advertising Costs. For the year ended December 31, 2018, the Company recorded advertising and promotion expenses of $331 (2017: nil).

(l)	Income taxes

Deferred income taxes are provided using the asset and liability method in accordance with FASB ASC 740 “Income Taxes”. Under this method, deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as non-current based upon the classification of the related asset or liability in the consolidated financial statements or the expected date of reversal of the temporary differences. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

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

The Company has three stock-based employee compensation plans, as more fully described in Note 9(b). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models. If the award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

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

In accordance with its policy, the Company reviews the estimated useful lives of its fixed assets on an ongoing basis. This review indicated that the actual lives of certain building at Wuxi factory were longer than the estimated useful lives used for depreciation purposes in the Company’s financial statements. As a result, effective from February 1, 2019, the Company changed its estimates of the useful lives of its building to better reflect the estimated periods during which these assets will remain in service. The estimated useful lives of the building that previously averaged 20 years were increased to an average of 47 years. The effect of this change in estimate is to reduce 2019 depreciation expense by $677.

(q)	Comprehensive (loss) income

Accumulated other comprehensive (loss) income represents principally foreign currency translation adjustments and is included in the consolidated statement of changes in shareholders’ equity.

(r)	Fair value measurements

The Company follows FASB ASC 820 “Fair Value Measurements and Disclosures” to measure its financial assets and liabilities.

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

The carrying amounts of cash and cash equivalents, short term investment, prepaid expenses and other receivables,  accrued expenses and other payables, accounts payable, and dividend payable approximate their fair values due to the short term nature of these instruments.

As of December 31, 2016, 2017 and 2018, the Company did not have any non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements, at least annually, on a recurring basis.

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

When the Company is the lessor, minimum contractual rental from leases is recognized on a straight-line basis over the noncancelable term of the lease. With respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue commences when the customer assumes control of the leased premises. Accrued straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements. If later, the billing amount exceeds the straight-line rental revenue, the variance will be credited to accrued straight-line rents receivable. Contingent rental revenue is accrued when the contingency is removed.

(t)	Concentration of risk

The Company’s potential significant concentration of credit risk primarily consists of cash and cash equivalents, short term investments and long term investments which are held by financial institutions in the PRC and international financial institutions outside of the PRC. As of December 31, 2018, the Company has $62,919 in cash and cash equivalents which are held by financial institutions in the PRC and international financial institutions outside of the PRC. PRC state-owned banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents and short term investments held at the PRC state-owned banks. Based on the order of the State Council of the PRC (No.660): Deposit Insurance Regulation effective on May 1, 2015, the maximum amount of coverage is $76 (RMB 0.5 million) for deposits and foreign currency deposits in the same financial institutions. In the event of bankruptcy of one of the financial institutions in which the Company has deposits, deposits in excess of $76 (RMB 0.5 million) shall be compensated from liquidation of the financial institution. As of December 31, 2018, total of $503 was covered by the Deposit Insurance Regulation. The great majority of the Company’s cash is held as structured deposit or time deposits in financial institutions in the PRC and international financial institutions outside of the PRC.

Overall, the real estate market in China has shown signs of a continuous slow-down. The Company’s results of operations are affected by a wide variety of macro factors, including changing economic, political, industry, business and financial conditions and micro factors, including lack of experience handling the real estate development projects, the process of applying for the redevelopment of Gushu land with the government bodies, the demand for the Company’s real estate properties, and other risks associated with an enterprise operating mainly in the PRC.

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

All the Company’s land development related applications are subject to government policies and regulations in the real estate market. However, the Company cannot provide assurance that it will obtain all the necessary approvals in accordance with its timetable. Furthermore, as this is the Company’s first venture into land development projects after the cessation of the LCM business, the Company may encounter industry-specific difficulties that result in losses as it progresses with its development projects in Shenzhen.

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

In February 2018, the FASB issued ASU No.2018-02, Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This Update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act and eliminates the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. The underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. For all entities, this Update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. This Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of ASU 2018-02 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. As a result of the Update, the accounting for share-based compensation for employees and non-employees is substantially aligned. For public business entities, this Update is for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The adoption of ASU 2018-07 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases: To clarify how to apply certain aspects of the new leases standard. The clarification address the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments, among other things. the amendments have the same effective date as the new leases standard. For entities that have early adopted ASC 842, the amendments are effective immediately. The adoption of ASU 2018-10 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In February 2016, the FASB issued ASU 2016-02, Lease (Subtopic 842): This Update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For public business entities, this Update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. This Update requires an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. This Update provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (Topic 606) and both of the following are met: 1. The timing and pattern of transfer of the nonlease component(s) and associated lease component are the same. 2. The lease component, if accounted for separately, would be classified as an operating lease. If the nonlease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with Topic 606. This Update related to separating components of a contract affect the amendments in Update 2016-02, which are not yet effective but can be early adopted. The adoption of and ASU 2016-02 and ASU 2018-11 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In August 2018, the FASB issued ASU No.2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirement for Fair Value Measurement. This Update modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. This Update removes the following disclosure requirements: 1. The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; 2. The policy for timing of transfers between levels; 3. The valuation processes for Level 3 fair value measurements. It also adds the following disclosure: 1. The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period. 2. The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Also, the following disclosure requirements were modified in Topic 820: 1. For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly. 2. To clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date. This Update applies to all entities that are required, under existing GAAP, to make disclosures about recurring or nonrecurring fair value measurements. This Update is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The adoption of ASU 2018-13 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans. This Update modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. This Update added the following disclosure requirements to Subtopic 715-20: 1. The weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates. 2. An explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. And it clarifies the disclosure requirements in paragraph 715-20-50-3 for defined benefit pension plans should be disclosed: The projected benefit obligation (PBO) and fair value of plan assets for plans with PBOs in excess of plan assets 2. The accumulated benefit obligation (ABO) and fair value of plan assets for plans with ABOs in excess of plan assets. This Update applies to all employers that sponsor defined benefit pension or other postretirement plans. For public business entities, this Update is effective for fiscal years ending after December 15, 2020. Early adoption is permitted for all entities. An entity should apply the amendments in this Update on a retrospective basis to all periods presented. The adoption of ASU 2018-14 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. This Update states a private company (reporting entity) may elect not to apply VIE guidance to legal entities under common control (including common control leasing arrangements) if both the parent and the legal entity being evaluated for consolidation are not public business entities. This Update also states indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For public business entities, this Update is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. All entities are required to apply the amendments in this Update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The adoption of ASU 2018-17 is not expected to have a material impact on the Company’s consolidated financial statements in 2019.

In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326: Financial Instruments—Credit Losses. Under this Update, for Operating Lease Receivables, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 (Financial Instruments—Credit Losses—Measured at Amortized Cost, includes financial assets measured at amortized cost basis, including net investments in leases arising from sales-type and direct financing leases.). Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The effective date and transition requirements for the amendments in this Update are the same as the effective dates and transition requirements in Update 2016-13, as amended by this Update.

3.Real Estate Properties under Development, Net

The following summarizes the components of real estate properties under development as at December 31, 2017 and 2018:

At December 31,	2017	2018
Building at cost	$34,498	$28,213
Less: accumulated depreciation	(20,859)	(15,413)
	13,639	12,800
Construction in progress	27,420	76,760
Land use right	11,401	82,050
Net book value	$52,460	$171,610

The Company previously entered into an operating lease contract with a third party with respect to certain buildings with the carrying amount as shown below:

At December 31,	2017	2018
Buildings at cost	$—	$28,213
Less: accumulated depreciation	—	(15,413)
Buildings, net	$—	$12,800

At December 31, 2018, scheduled minimum rental payments to be received for buildings leased to others were $3,082 and the lease term expires on December 31, 2020.

At December 31,	Minimum rental payments
2019	$1,534
2020	1,548
Total	$3,082

4.	Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

At December 31,	2017	2018
At cost:
Land	$363	$345
Buildings	22,115	25,415
Machinery and equipment	211	292
Leasehold improvements	4,313	5,785
Furniture and fixtures	32	220
Motor vehicles	304	288
Total	27,338	32,345
Less: accumulated depreciation	(3,590)	(4,971)
Construction in process	13,228	68
Net book value	$36,976	$27,442

Depreciation expenses were $365, $328 and $3,801 for the years ended December 31, 2016, 2017 and 2018, respectively.

The Company was an electronics manufacturing and design services provider of telecommunications and consumer electronic products and fully discontinued its production in Wuxi by the end of June 2013. The Company was seeking a potential buyer for all its long-lived assets related to FPC production since June 2013; hence these assets were classified as assets held for sale in 2013.

However, in December of 2017, management decided not to sell the assets in Wuxi, instead, the assets held for sale were reclassified as property, plant, and equipment. In October 2018, the Company signed a rental agreement to lease the former site of Wuxi factories to a third party. The term of the lease is 12 years, with a 10 months of rent-free incentive from the date of the property is handed over. The property was handed over to the tenant in February 2019, and the useful life of the property was changed from 20 years to 47 years with effective from February of 2019.

At December 31, 2018, scheduled minimum rental payments to be received for buildings leased to others were $12,207 and the lease term expires in 2030.

At December 31,	Minimum rental payments
2019	$—
2020	974
2021	1,006
2022	1,071
2023 and thereafter	9,156
Total	$12,207

5.	Investments in Subsidiaries

	Place of	Principal	Percentage of Ownership as at December 31,
Subsidiaries	Incorporation	activity	2017	2018
Consolidated principal subsidiaries:
Nam Tai Electronic & Electrical Products Limited (“NTEEP”)	Cayman Islands	Investment holding	100%	100%
Nam Tai Holdings Limited (“NTHL”)	BVI	Investment holding	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”) (1)	Hong Kong	In liquidation	—	—
Inno Consultant Company Limited (“ICCL”) (2)	Hong Kong	Management consultant	100%	100%
Namtai Investment (Shenzhen) Co., Ltd. (“NTISZ”)	PRC	Investment holding and development	100%	100%
Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”)	PRC	Technology Park development and management	100%	100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”)	PRC	Property lease	100%	100%
Nam Tai (Shenzhen) Technology Park Operations Management Co., Ltd (“NTTP”) (3)	PRC	Operations management	—	100%

Notes:

(1)	NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013.
(2)	ICCL was incorporated by NTISZ in 2017.
(3)	NTTP was incorporated by NTISZ in 2018.

6.	Retained Earnings and Reserves

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the distribution of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. The New Law was effective on January 1, 2008. Please refer to Note 13 for further details of the New Law. Prior to the enactment of the New Law, when dividends were paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of the tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by its PRC subsidiaries.

In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries is also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $346,357 and $376,641 as of December 31, 2017 and 2018, respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

7.	Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

At December 31,	2017	2018
Accrued salaries and benefits	$690	$1,159
Accrued professional fees	171	136
Accrued renovation costs	-	705
Advance received from customers	173	708
Others	466	285
	$1,500	$2,993

8.	Bank Loans and Banking Facilities

In 2017, the Company’s management began negotiating with China Construction Bank regarding a bank facility for project development in Shenzhen, PRC. On April 10, 2018, the Company entered into a 10 year, RMB1,200,000 ($175,000) financing package for the construction of Nam Tai Inno Park with China Construction Bank (“CCB”). Pursuant to the CCB credit facility, at each drawdown, an interest rate will be offered to the Company that is adjusted from the benchmark interest rate published by the People’s Bank of China (PBOC) for the same class of loan during the drawdown period, which adjusted interest rate must be within the range not to exceed 10% below and 60% above the PBOC benchmark interest rate. Repayment obligations for this credit facility shall commence on the earlier of (i) the second anniversary following the initial drawdown, or (ii) upon the initial receipt of rental income from the Nam Tai Inno Park project. As of December 31, 2018, the Company had not drawn on this credit facility.

9.	Equity
(a)	The Company has only one class of common shares authorized, issued and outstanding.
(b)	Stock Options

In February 2006, the Board of Directors approved a stock option plan that was subsequently approved by the shareholders at the 2006 annual general meeting of shareholders. The plan allows for the grant of (i) 15,000 options to each non-employee director of the Company elected at each annual general meeting of shareholders, and (ii) Options can also be granted to key employees, consultants or advisors of the Company or any of its subsidiaries based on past performance and/or expected contributions to the Company. The maximum number of shares to be issued pursuant to the exercise of options granted was 2,000,000 shares. The options granted under this plan generally had a term of two to three years, subject to the discretion of the Board of Directors, but could not exceed ten years.

In April 2016, the Board of Directors approved a stock option plan that was subsequently approved by the shareholders at the 2016 annual general meeting of shareholders, with the same terms and conditions as 2006 plan. The maximum number of shares to be issued pursuant to exercise of options granted was 3,500,000 shares.

In April 2017, the Board of Directors approved a stock option plan that was subsequently approved by the shareholders at the 2017 annual general meeting of shareholders, with the same terms and conditions as 2006 plan. The maximum number of shares to be issued pursuant to exercise of options granted was 1,500,000 shares.

In April 2016, 130,000 share options were granted to employees of the Company under 2006 stock option plan and were immediately vested upon granting. The share based compensation costs of $185 was recorded in the December 31, 2016 statement of comprehensive income accordingly.

In July 2016, 2,940,000 share options were granted to directors, employees and external consultants of the Company under 2016 stock option plan and were vested in five equal portions at July 2016, January 2017, January 2018, January 2019 and January 2020, respectively. The share based compensation costs of $1,038 was recorded in the December 31, 2016 statement of comprehensive income accordingly.

In March 2017, 75,000 share options were granted to employees of the Company under 2016 stock option plan and were vested in five equal portions at March 2017, January 2018, January 2019, January 2020, and January 2021, respectively. The share based compensation costs of $60 was recorded in the December 31, 2017 statement of comprehensive income accordingly.

In May 2017, 800,000 share options were granted to directors of the Company under 2016 stock option plan and were vested in four equal portions at May 2017, January 2018, January 2019 and January 2020, respectively. The share based compensation costs of $378 was recorded in the December 31, 2017 statement of comprehensive income accordingly.

In January 2018, 1,320,000 share options were granted to directors and employees of the Company under 2017 stock option plan and were vested in two equal portions at January 2018 and January 2019, respectively. The share based compensation costs of $2,213 was recorded in the December 31, 2018 statement of comprehensive income accordingly.

In June 2018, 180,000 share options were granted to two new directors of the Company under 2017 stock option plan and were vested in three equal portions at June 2018, January 2019 and January 2020 respectively. The share based compensation costs of $218 was recorded in the December 31, 2018 statement of comprehensive income accordingly.

In August 2018, 90,000 share options were granted to a new director of the Company under 2017 stock option plan and were vested in three equal portions at August 2018, January 2019 and January 2020, respectively. The share based compensation costs of $78 was recorded in the December 31, 2018 statement of comprehensive income accordingly.

A summary of stock option activity during the three years in the period ended December 31, 2018 is as follows:

	Number of options	Weighted average exercise price	Weighted average fair value per option
Outstanding and exercisable at January 1, 2016	1,130,869	$7.29	$1.68
Granted	3,070,000	$5.87	$1.18
Exercised	(471,869)	$6.97	$1.31
Expired	(535,000)	$6.62	$1.49
Outstanding and exercisable at December 31, 2016	3,194,000	$6.08	$1.28
Granted	875,000	$11.10	$0.95
Exercised	(1,104,500)	$6.25	$0.91
Expired	(732,100)	$7.42	$1.11
Outstanding and exercisable at December 31, 2017	2,232,400	$7.52	$1.40
Granted	1,590,000	$13.02	$2.01
Exercised	(635,800)	$6.22	$1.11
Expired	(1,079,600)	$13.25	$1.64
Outstanding and exercisable at December 31, 2018	2,107,000	$9.13	$1.82

Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the fiscal period in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

Details of the options outstanding and exercisable at December 31, 2018 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period	Weighted remaining contractual life in months
In 2015
110,000	100% vested at date of grant	$8.00	October 30, 2015 to October 29, 2020	22.0
In 2016
280,000	vested in January 2019	$6.22	January 1, 2019 to December 31, 2019	12.0
280,000	vested in January 2020	$6.22	January 1, 2020 to December 31, 2020	24.0
186,000	vested in January 2019	$5.41	January 1, 2019 to December 31, 2019	12.0
186,000	vested in January 2020	$5.41	January 1, 2020 to December 31, 2020	24.0
In 2017
15,000	vested in January 2019	$7.10	January 1, 2019 to December 31, 2019	12.0
15,000	vested in January 2020	$7.10	January 1, 2020 to December 31, 2020	24.0
15,000	vested in January 2021	$7.10	January 1, 2021 to December 31, 2021	36.0
100,000	vested in January 2019	$7.95	January 1, 2019 to December 31, 2019	12.0
100,000	vested in January 2020	$7.95	January 1, 2020 to December 31, 2020	24.0
100,000	vested in January 2019	$15.00	January 1, 2019 to December 31, 2019	12.0
100,000	vested in January 2020	$15.00	January 1, 2020 to December 31, 2020	24.0
In 2018
440,000	vested in January 2019	$13.30	January 1, 2019 to December 31, 2019	12.0
60,000	vested in January 2019	$12.20	January 1, 2019 to December 31, 2019	12.0
60,000	vested in January 2020	$12.20	January 1, 2020 to December 31, 2020	24.0
30,000	vested in January 2019	$10.55	January 1, 2019 to December 31, 2019	12.0
30,000	vested in January 2020	$10.55	January 1, 2020 to December 31, 2020	24.0

There was approximately $ 1,728, $1,093 and $524 respectively, of unrecognized compensation expense related to non-vested stock options granted under the Company’s option plans at December 31, 2016, 2017 and 2018. The total amount of recognized compensation costs in 2016, 2017 and 2018 was $1,223, $1,424 and $3,320, respectively.

A total of 110,000 stock options are exercisable as of December 31, 2018.

The total fair value of shares vested during fiscal years ended December 31, 2016, 2017 and 2018 was $469, $91 and $1,821, respectively.

The weighted average remaining contractual life of the stock options outstanding at December 31, 2016, 2017 and 2018 was approximately 27, 33 and 17 months, respectively. The weighted average fair value of options granted during 2016, 2017 and 2018 was $1.18, $0.95 and $2.01, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2016	2017	2018
Risk-free interest rate	0.50% to 1.24%	0.98% to 2.02%	1.80% to 2.78%
Expected life	1 years to 5 years	0.67 years to 4.83 years	0.42 years to 2.58 years
Expected volatility	34.64% to 50.61%	31.37% to 49.63%	20.53% to 35.40%
Expected dividend yield	1.31% to 1.48%	2.26% to 2.54%	2.11% to 2.65%

(c)	Share Buy Back

As of December 31, 2016, 724,750 common shares had been bought back in the open market at the average purchase price of $8.64 under the Company’s share buyback program announced on August 22, 2016, which expired on September 30, 2016.

As of December 31, 2017 and 2018, there are no additional common shares repurchased by the Company under this program.

The share repurchase program was conducted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934.

10.	(Loss) Income per Share

The calculations of basic (loss) income per share and diluted (loss) income per share are as follows:

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2016
Basic loss per share	$(9,534)	36,672,957	$(0.26)
Effect of dilutive securities — Stock options		—
Diluted loss per share	$(9,534)	36,672,957	$(0.26)

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2017
Basic income per share	$3,944	36,807,275	$0.11
Effect of dilutive securities — Stock options		685,163
Diluted income per share	$3,944	37,492,438	$0.11

	Income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2018
Basic loss per share	$(13,254)	37,826,398	$(0.35)
Effect of dilutive securities — Stock options		—
Diluted loss per share	$(13,254)	37,826,398	$(0.35)

11.	Staff Retirement Plans

The Company operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by trustees independent of the Company.

The MPF is available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the staff’s relevant income received from the Company. The maximum relevant income for contribution purposes is $3.8 per month per employee. Eligible staff members are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong.

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

The cost of the Company’s contribution to the staff retirement plans in Hong Kong and the PRC amounted to $167, $152 and $314 for the years ended December 31, 2016, 2017 and 2018, respectively.

12.	Other (Expenses) Income, Net

Year ended December 31,	2016	2017	2018
Foreign exchange (loss) gain, net	$(8,294)	$8,582	$(1,297)
Interest income from finance lease receivable	16	—	—
Gain on disposal of idle property, plant and equipment	8	—	—
Income from selling residual scraps from demolished buildings	—	529	—
Loss from discontinued operations	(634)	(693)	—
Others	407	77	583
	$(8,497)	$8,495	$(714)

For the property in Wuxi, when the management changed its intention with respect to the use of the property from assets held for sale to a potential rental property, it was reclassified from “assets held for sale” to “property, plant and equipment” as of December 31, 2017. Therefore, no discontinued operations incurred in 2018.

Summarized financial information for the discontinued operations of the Company is as follows:

	2016	2017	2018
Net sales	—	—	—
Loss before income tax	(634)	(693)	—
Income tax expense	—	—	—
Loss from discontinued operations, net of income tax	(634)	(693)	—
Prepaid expenses and other receivables	74	79	—
Total assets	74	79	—
Accrued expenses and other payables	121	128	—
Total liabilities	121	128	—
Net liabilities of discontinued operations	(47)	(49)	—

13.	Income Taxes

The components of income (loss) before income tax are as follows:

Year ended December 31,	2016	2017	2018
PRC, excluding Hong Kong	$(2,106)	$(6,759)	$(10,590)
Hong Kong and other jurisdictions	(7,428)	10,703	(2,664)
	$(9,534)	$3,944	$(13,254)

The Company’s income is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below. Under the current BVI law, NTHL is not subject to profits tax in the BVI. However, it may be subject to Hong Kong income taxes as described below if it has income earned in or derived from Hong Kong.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2016, 2017 and 2018 to the estimated income earned in or derived from Hong Kong during the respective years, if applicable.

The provision for current income taxes of the subsidiaries operating in PRC has been calculated by applying the rate of taxation of 25% for the years ended December 31, 2016, 2017 and 2018.

The Company, which has subsidiaries that are tax resident in the PRC, is subject to the PRC dividend withholding tax of 5%, when and if undistributed earnings are declared to be paid as dividends to the extent those dividends are paid out of profits that arose on or after January 1, 2008. For the years ended December 31, 2016, 2017 and 2018, there was no income tax expense for the 5% dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries. In line with management’s decision to change the core business, management decided to retain the undistributed earnings in the PRC.

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

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based on the available tax laws, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions. However, during the years ended December 31, 2016, 2017 and 2018, there were no interest and penalties related to uncertain tax positions and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2016 to 2018 may be subject to examination by the PRC and Hong Kong tax authorities.

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

NTTC

(a)     Starting from October 2007, the HKIRD issued  assessments and writs against NTTC claiming taxes and interests on unpaid taxes for the taxable years 1996/1997 to 2003/2004 for matters related to intra-group service fees.

(b)    Judgments were entered against NTTC and on June 4, 2012 a winding-up order was issued by the High Court of Hong Kong against NTTC. The total tax claims against NTTC are $6,600 plus interest.

(c)     NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013. As the Company did not have a controlling financial interest on NTTC after it was taken over by the Joint and Several Receivers, so the financial statements of NTTC have not been included in the consolidated financial statements of the Company subsequent to the 2012 Form-20F, in accordance with the procedures set out in ASC 810-10-15-10.

NTT

(a)     The HKIRD also issued assessments and writs against NTT for matters related to intra-group service fees in taxable years 2002/2003. During the years 2009 and 2011, two judgments were entered against NTT. The total tax claims against NTT are $400 plus interest.

(b)     NTT had a net deficit position as of December 31, 2018 and the Company has no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the Company’s consolidated financial statements.

NTGM

(a)     The HKIRD also issued assessments and writs against NTGM for matters related to the intra-group service fees. During 2009 to 2011, two judgments were entered against NTGM, a subsidiary that had been inactive since 2005. Since then, NTGM has received a number of demand letters from the HKIRD, demanding total payments of judgment debts for an aggregate amount of $1,100 plus interest.

(b)     On April 27, 2018, HKIRD issued a writ for issued assessments and writs against NTGM claiming taxes of $3 and interest on unpaid taxes for the taxable years 2001/2002. On August 15, 2018, judgment by consent was entered against NTGM for the amount claimed with costs and interest. On November 1, 2018, NTGM received a demand for payment from HKIRD and a notice to initiate wind-up procedures if payment was not received by HKIRD within 14 days. NTGM replied to HKIRD asking for an extension and no response has been received from HKIRD yet. NTGM received a demand for payment from HKIRD again on January 8, 2019.

(c)     NTGM had a net deficit position as of December 31, 2018 and the Company has no funding obligations with respect to NTGM. As a result, claims from the HKIRD demand letters have no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the Company’s consolidated financial statements.

Notices of Alleged Personal Liability for Additional Taxes against Former Directors and Officers for Signing NTTC’s Tax Returns

(a)     The HKIRD separately commenced legal proceedings against two former directors and officers of NTTC personally for taxable years 1996/1997, 1997/1998 and 1999/2000 in the total amount of approximately $2,300 for additional taxes by way of penalty in connection with signing the tax returns of the Company’s Hong Kong subsidiaries in relation to the disputed intra-group service fees. Both directors have been indemnified under the Company’s indemnity policy.

(b)     The Hong Kong Court of First Instance held a two-day hearing on April 18-19, 2018. On November 23, 2018, the Hong Kong Court of First Instance handed down a reasoned ruling, finding in favor of our two former directors on the main points of the appeal. On January 3, 2019, Hong Kong Court of First Instance also issued a court order annulling the assessment of personal liability against the two former directors.

(c)     The HKIRD filed an appeal on December 21, 2018. The Company filed a cross-appeal on January 10, 2019. The Company now await the court of Appeal to give directions as to the further conduct of the appeal, including fixing a date for the appeal.

The Company’s deferred tax assets and liabilities as of December 31, 2017 and 2018 are attributable to the following:

December 31,	2017	2018
Net operating losses	$5,779	$9,165
Property, plant and equipment	1,279	142
Total deferred tax assets	7,058	9,307
Less: valuation allowance	(7,058)	(9,307)
Deferred tax assets	—	—
Net deferred tax assets	$—	$—

Movement of valuation allowance:

December 31,	2016	2017	2018
At beginning of the year	$6,732	$5,315	$7,058
Current year (deduction) addition	(1,417)	1,743	2,249
At end of the year	$5,315	$7,058	$9,307

The valuation allowance as of each of December 31, 2017 and 2018 was related to deferred tax assets generated by net operating losses carried forward and property, plant and equipment that, in the judgment of management, more likely than not will not be realized. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences and carryforwards become deductible. During the years ended December 31, 2016, 2017 and 2018, the movement of the valuation allowance was ($1,417), $1,743 and $2,249, respectively, derived from the taxable profit of continuing operations.

As of December 31, 2016, 2017 and 2018 the Company had net operating losses of $19,842, $24,475 and $10,682, respectively, which may be carried forward indefinitely. As of December 31, 2018, the Company had net operating losses from operations of $11,584, $564, $304, $6,357, and $10,799, which will expire in the years ending December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

A reconciliation of the income tax expense to the amount computed by applying the current statutory tax rate to the (loss) income before income taxes in the consolidated statements of comprehensive (loss) income is as follows:

Year ended December 31,	2016	2017	2018
(Loss) income before income taxes	$(9,534)	$3,944	$(13,254)
PRC tax rate	25%	25%	25%
Tax benefit (tax expense) at PRC tax rate on income before income tax	$2,383	$(986)	$3,314
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(130)	(208)	(530)
Change in valuation allowance	1,417	(1,743)	(2,249)
Reversal of tax loss cannot be recoverable in future	(1,664)	(950)	—
Tax benefit (tax expense) arising from items which are not assessable (deductible) for tax purposes:
Non-deductible and non-taxable items	(2,893)	3,118	94
Loss from discontinued operations and others	887	769	(629)
Income tax (expense) benefit	$—	$—	$—

No income tax arose in the United States of America in any of the periods presented.

14.	Commitments and Contingencies
(a)	Commitments

The contractual obligations of the Company, including purchase commitments under non-cancelable arrangements as of December 31, 2018, are summarized below. The Company does not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Total	2019	2020 and after
Contractual Obligations
Capital commitments	85,110	44,795	40,315
Total	$85,110	$44,795	$40,315

(b)	Significant legal proceedings

Other than as disclosed in Note 13, there is one more significant legal proceeding as of December 31, 2018.

Matter Concerning a Former Director

The Company has entered into an arbitration agreement with a former director, Charles Chu, in connection with Board’s inquiry on his historical beneficial shareholding in the Company. However, the arbitration is still in progress and the Company considered that result is remote at this beginning stage.

(c)   Contingencies

According to the land use right grant contract signed in July 2015 for the site underlying Nam Tai Inno Park project, the Company may be required to pay penalty for the delay of construction if the Company fails to complete the construction within the required period.  In March 2016, the Company entered Amendment 4 to the land use right grant contract, which postponed the commencement date of the construction but without mentioning specific deadline for completion of the construction.  Based on past experience and previous amendments, the Company believes that the construction is still within the required construction period as at December 31, 2018, so no provision for penalty on the delay of construction is recorded as at December 31, 2018. The Company will ongoing review the penalty regarding the possibility of penalty to be imposed on the delay of construction and make provision when necessary.

15.	Operating Leases as Lessor

On March 25, 2014, NTISZ entered into an operating lease agreement to lease out certain of its buildings located in Shenzhen. The lease term originally was 3 years from May 1, 2014 to April 30, 2017. On March 21, 2016, the lease term was extended for six months to October 31, 2017. The lease contract expired on October 31, 2017. Beginning in July 2018, NTISZ entered into operating leases with other tenants.

In October 2018, Wuxi Zastron-Flex signed a rental agreement to lease out the former site of the Wuxi factories to a third party. The term of the lease is 12 years, with a 10 months of rent-free incentive from the date the property is handed over. The property was handed over to the tenant in February 2019.

The minimum lease payments to be received are detailed in Note 3 and Note 4.

16.	Segment Information

There was no segment information to be disclosed for the years ended December 31, 2016, 2017 and 2018, respectively. A summary of operation income (loss), net and long-lived assets by geographical areas is as follows:

Year ended December 31,	2016	2017	2018
Operation income from property within:
- PRC, excluding Hong Kong:	$2,508	$1,851	$493
Net (loss) income within:
- PRC, excluding Hong Kong	$(2,106)	$(6,759)	$(10,590)
- Hong Kong	(7,428)	10,703	(2,664)
Total net (loss) income	$(9,534)	$3,944	$(13,254)

As of December 31,	2017	2018
Long-lived assets by geographical area:
- Real estate properties under development in PRC, excluding Hong Kong	$52,460	$171,610
- Property, plant and equipment in PRC, excluding Hong Kong	33,894	27,186
- Hong Kong	3,082	256
Total long-lived assets	$89,436	$199,052

17.	Employee Severance Benefits

No employee severance benefit was recorded in 2016. In 2017 and 2018, employee severance benefits that were recorded as employee compensation under general and administrative expenses in the statements of comprehensive income was $170 and $295, respectively.

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of U.S. dollars)

	Year ended December 31,
	2016	2017	2018
General and administrative expenses*	$(2,064)	$(2,714)	$(4,817)
Other (expenses) income, net	(25,794)	7,296	5,470
Interest income	4,179	6,998	2,552
(Loss) income before income tax	(23,679)	11,580	3,205
Income tax expenses	—	—	—
(Loss) income before share of net profits of subsidiaries, net of income tax	(23,679)	11,580	3,205
Share of net (losses) profit subsidiaries, net of income tax	14,145	(7,636)	(16,459)
Net (loss) income	$(9,534)	$3,944	$(13,254)
Foreign currency translation adjustment	(7,736)	6,311	(10,437)
Other comprehensive (loss) income	(7,736)	6,311	(10,437)
Comprehensive (loss) income	$(17,270)	$10,255	$(23,691)
* Amount of share-based compensation expense included in general and administrative expenses	$1,223	$1,424	$3,320

SCHEDULE 1

NAM TAI PROPERTY INC.

BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,
	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	$114,249	$35,512
Prepaid expenses and other receivables	2,845	2,313
Total current assets	117,094	37,825
Property, plant and equipment, net	3,000	—
Investments in subsidiaries	233,342	206,446
Total assets	$353,436	$244,271
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$159	$230
Dividend payable	10,514	—
Amounts due to subsidiaries	23,431	16,150
Total current liabilities	34,104	16,380
Long term loan	74,974	—
Total liabilities	$109,078	$16,380
Shareholders’ equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 37,551,191 and 38,186,991 shares as at December 31, 2017 and 2018, respectively)	376	382
Additional paid-in capital	249,856	257,125
Accumulated deficit	(24)	(13,329)
Accumulated other comprehensive loss	(5,850)	(16,287)
Total shareholders’ equity	244,358	227,891
Total liabilities and shareholders’ equity	$353,436	$244,271

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2016	36,699,572	$367	$243,280	$26,343	$(4,425)	$265,565
Shares issued on exercise of options	471,869	4	3,284	—	—	3,288
Cancellation of shares	(724,750)	(7)	(6,251)	—	—	(6,258)
Stock-based compensation expenses			1,223			1,223
Net loss	—	—	—	(9,534)	—	(9,534)
Cash dividends declared ($0.28 per share)	—	—	—	(10,205)	—	(10,205)
Cash dividends reversal	—	—	—	3	—	3
Accumulated other comprehensive loss	—	—	—	—	(7,736)	(7,736)
Balance at December 31, 2016	36,446,691	$364	$241,536	$6,607	$(12,161)	$236,346
Shares issued on exercise of options	1,104,500	12	6,896	—	—	6,908
Stock-based compensation expenses	—		1,424	—	—	1,424
Net income	—	—	—	3,944	—	3,944
Cash dividends declared ($0.28 per share)	—	—	—	(10,514)	—	(10,514)
Cash dividends reversal	—	—	—	(61)	—	(61)
Accumulated other comprehensive loss	—	—	—	—	6,311	6,311
Balance at December 31, 2017	37,551,191	$376	$249,856	$(24)	$(5,850)	$244,358
Shares issued on exercise of options	635,800	6	3,949	—	—	3,955
Stock-based compensation expenses	—	—	3,320	—	—	3,320
Net loss	—	—	—	(13,254)	—	(13,254)
Cash dividends paid	—	—	—	(51)	—	(51)
Accumulated other comprehensive loss	—	—	—	—	(10,437)	(10,437)
Balance at December 31, 2018	38,186,991	$382	$257,125	$(13,329)	$(16,287)	$227,891

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2016	2017	2018
Cash flows from operating activities:
Net (loss) income	$(9,534)	$3,944	$(13,254)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Share of net (profits) losses of subsidiaries, net of taxes	(14,145)	7,636	16,459
Depreciation	229	228	57
Unrealized exchange loss (gain)	3,370	(6,713)	1,666
Share-based compensation expenses	1,223	1,424	3,320
Loss on waiving amount due from a subsidiary	17,800	1,324	—
Gain on disposal of property, plant and equipment	—	—	(6,763)
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other receivables	(944)	668	532
(Decrease) increase in accrued expenses and other payables	(1,319)	69	71
Net cash (used in) provided by operating activities	$(3,320)	$8,580	$2,088
Cash flows from investing activities:
Proceeds of property, plant and equipment	—	—	9,706
(Increase) decrease in short term investment	(39,647)	88,399	—
(Increase) decrease in amounts due from subsidiaries	(1,032)	1,455	(7,281)
Net cash (used in) provided by investing activities	$(40,679)	$89,854	$2,425
Cash flows from financing activities:
Proceeds from a long term loan of a subsidiary	73,683	—	—
Repayment a long term loan to a subsidiary	—	(39,334)	(74,974)
Share repurchase program	(6,258)	—	—
Dividend paid	(2,936)	(10,266)	(10,565)
Proceeds from options exercise	3,288	6,908	3,955
Net cash provided by (used in) financing activities	$67,777	$(42,692)	$(81,584)
Net increase (decrease) in cash and cash equivalents	23,778	55,742	(77,071)
Cash and cash equivalents at beginning of year	31,387	51,795	114,249
Effect of exchange rate changes on cash and cash equivalents	(3,370)	6,712	(1,666)
Cash and cash equivalents at end of year	$51,795	$114,249	$35,512

SCHEDULE 1

NAM TAI PROPERTY INC.

NOTE TO SCHEDULE 1

(in thousands of U.S. dollars)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2018, $376,641 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2016, 2017 and 2018.

During the years ended December 31, 2016, 2017 and 2018, no cash dividend was declared and paid by subsidiaries to the Company.

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

4.5	2016 Stock Option Plan of Nam Tai Property Inc., adopted April 22, 2016 and approved on June 3, 2016 (incorporated by reference to Annex A of Company’s Form 6-K furnished to the SEC on May 5, 2016).

4.6	2017 Stock Option Plan of Nam Tai Property Inc., adopted April 28, 2017 and approved on June 3, 2017 (incorporated by reference to Annex A of Company’s Form 6-K furnished to the SEC on May 2, 2017).

8.1	Diagram of Company’s significant subsidiaries as of December 31, 2018. See the diagram on page 38 of this Report.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm—Moore Stephens CPA Limited.

101	Financial information of the registrant for the year ended December 31, 2018 formatted in eXtensible Business Reporting Language (XBRL)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 15, 2019

NAM TAI PROPERTY INC.

By:	/s/Ying Chi Kwok
Name:	Ying Chi Kwok
Title:	Chief Executive Officer