Form 20-F
period 2019-12-31
NAM TAI PROPERTY INC.
filed 2020-03-23
CIK 829365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Raymond Wen, Board Secretary and Head of Investor Relations

Tel:(852) 3955-2809

Fax: (86755) 2747-2636

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, $0.01 par value per share	NTP	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act.

None.
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019 there were 38,631,991 common shares of the registrant outstanding.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

You should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Report. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in management’s expectations. You should also carefully review the risk factors described in other documents we file from time to time with the U.S. Securities and Exchange Commission, or the SEC.

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

We prepare our consolidated financial statements in accordance with the accounting principles generally accepted in the United States of America, or U.S. GAAP, and publish our financial statements in U.S. dollars.

INTRODUCTION

Except where the context otherwise requires and for purposes of this Report only:

•	“we”, “us”, “our company”, “our”, the “Company” and “Nam Tai” refer to Nam Tai Property Inc. and, in the context of describing our operations, also includes our PRC operating companies;
•	“Board” and “Board of Directors” refers to our board of directors;
•	“common shares” or “shares” refer to our common shares, $0.01 par value per share;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao for purpose of this Report;
•	“Taiwan” refers to the Taiwan province of the People’s Republic of China;
•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China; and
•

“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong. “Renminbi”, “RMB” or “yuan” refers to the legal currency of China. “U.S. dollars”, “US$” or “$” refers to the legal currency of the United States.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The following selected consolidated statements of comprehensive income (loss) income data for each of the three years ended December 31, 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our consolidated financial statements and notes thereto included elsewhere in this Report. The selected consolidated statements of comprehensive (loss) income data for years ended December 31, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this Report. Our historical results do not necessarily indicate results to be expected in any future period. The following data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”.

Our Selected Consolidated Financial Information

	Year ended December 31,
Consolidated statements of comprehensive (loss) income data:	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars, except per share data)
Revenue	$2,978	$2,508	$1,851	$493	$2,965
Cost of revenue	(1,949)	(740)	—	(73)	(1,356)
Gross profit	1,029	1,768	1,851	420	1,609
Expenses:
General and administrative expenses	(13,862)	(8,359)	(9,450)	(20,402)	(12,484)
Selling and marketing expenses	—	—	—	(813)	(6,460)
Net loss from operations	(12,833)	(6,591)	(7,599)	(20,795)	(17,335)
Other (expenses) income, net	(8,379)	(8,497)	8,495	(714)	(253)
Interest income	8,054	5,554	7,621	5,601	2,357
Write off of demolished building	—	—	(4,573)	(35)	—
Loss on demolished building facilities	—	—	—	(4,074)	—
Gain on disposal of property	—	—	—	6,763	—
(Loss) income before income tax	(13,158)	(9,534)	3,944	(13,254)	(15,231)
Deferred income tax benefit	—	—	—	—	2,040
Consolidated net (loss) income	(13,158)	(9,534)	3,944	(13,254)	(13,191)
Other comprehensive (loss) income
Foreign currency translation adjustment	(4,417)	(7,736)	6,311	(10,437)	(3,136)
Consolidated comprehensive (loss) income	(17,575)	(17,270)	10,255	(23,691)	(16,327)
Weighted average number of shares
Basic	40,549	36,673	36,807	37,826	38,331
Diluted	40,549	36,673	37,492	37,826	38,331
(Loss) earnings per share:
Basic net (loss) earnings per share	$(0.32)	$(0.26)	$0.11	$(0.35)	$(0.34)
Diluted net (loss) earnings per share	$(0.32)	$(0.26)	$0.11	$(0.35)	$(0.34)

Consolidated balance sheet data:	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars, except per share data)
Cash and cash equivalents	157,371	94,558	165,173	62,919	130,218
Short term investments	49,983	89,624	—	46,952	2,166
Working capital (1)	226,568	194,731	152,554	26,398	28,374
Land use rights, property, plant and equipment, net and real estate properties under development, net	38,884	41,514	89,436	199,052	277,635
Right of use assets	—	—	—	—	4,078
Deferred income tax assets	—	—	—	—	2,011
Total assets	271,480	248,801	262,077	318,107	430,410
Short term bank loan	—	—	—	—	1,410
Current portion of lease liabilities	—	—	—	—	529
Current portion of long term bank loans	—	—	—	—	2,081
Noncurrent portion of lease liabilities	—	—	—	—	3,642
Long term bank loans	—	—	—	—	93,861
Total shareholders’ equity	265,565	236,346	244,358	227,891	214,738
Common shares	367	364	376	382	386
Total dividend per share(2)	0.08	0.28	0.28	n/a	n/a
Total number of common shares issued	36,700	36,447	37,551	38,187	38,632

Notes:

(1)	Working Capital represents the excess of current assets over current liabilities.
(2)

We declared a quarterly dividend in 2015, 2016 and 2017, respectively. In the fourth quarter of 2018, following its review of our financial results for the nine months of 2018, our Board of Directors decided to suspend the payment of dividends, and no dividend was declared since then. See “Item 8. Financial Information—A. Consolidated Statement and Other Financial Information—Dividends”.

Exchange Rate Information

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The financial statements of our PRC subsidiaries are translated into U.S. dollars using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report (i) for assets and liabilities were made at a rate of RMB6.50, RMB6.94, RMB6.52, RMB6.86 and RMB6.98 to US$1.00 for each of the financial year 2015, 2016, 2017, 2018 and 2019, respectively, and (ii) for revenue and expenses were made at a rate of RMB6.2513, RMB6.6340, RMB6.7770, RMB6.5974 and RMB6.8829 to US$1.00 for each of the financial year 2015, 2016, 2017, 2018 and 2019, respectively. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB at any particular rate.

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade. Since 2005, the People’s Bank of China, or the PBOC, has allowed the RMB to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. The PBOC announces the RMB closing price each day and that rate serves as the mid-point of the next day’s trading band.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

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

Risks Related to Our Business

We are heavily dependent on China’s economy and the performance of the PRC real estate market, particularly in the Guangdong-Hong Kong-Macao Greater Bay Area, or the GBA.

Our major real estate development, leasing and sales operations are located in China, particular in Shenzhen and the GBA. Compared with traditional homebuilders, we are more focused on the development of industrial land, and our target clients are enterprises. Therefore, our business prospects significantly depend on the performance of the general economy and the real estate market in China, particularly in the GBA.

As of January 31, 2020, we had four projects located in the GBA and two in the Yangtze River Delta Economic Zone, among which the development projects in Shenzhen, including Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley were most significant. We also intend to enter into other regions and cities in China. In the event that the general economic conditions in the cities and regions we operate or intend to operate are not performing as expected, demand for office or commercial properties may decrease, which could adversely affect our business, operating results and financial position.

The real estate market in China is highly cyclical and the supply and demand of the real estate market are affected by changes in the economic, social and political conditions, regulatory, environmental and other factors that are outside of our control. We cannot assure you that there will not be over supply of properties in the GBA or other parts of China where we operate or intend to expand into. In the event of an oversupply of properties, property prices in the markets may decline. Any market downturn in the cities or regions where we operate could adversely affect our business, results of operations and financial condition.

We may not be able to obtain land reserves at commercially acceptable prices, or at all.

We derive our revenue principally from the sale and leasing of properties that we have developed. We must maintain or increase our land reserves in strategic locations in order to ensure sustainable business growth. Our ability to identify and acquire suitable development sites is subject to many different factors, some of which are beyond our control.

The supply of land in China is substantially controlled by the PRC government. The land supply policies adopted by the PRC government directly impact our ability and costs to acquire land use rights for development. In recent years, the PRC government has implemented various measures to regulate the means by which property developers may obtain land. The PRC government also controls land supply through zoning, land usage regulations and other means. All these measures further intensify the competition for land in China among property developers. The implementation of these measures may increase land transfer prices and require property developers to maintain a higher level of working capital. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations on Real Estate Development and Management” for information on the regulatory procedures and restrictions relating to land acquisition in PRC.

In addition, we cannot assure you that the parcels of land we have acquired to date will appreciate in value, or that we will continue to be able to acquire land of sufficient size and with an appropriate scope of usage in desirable locations at commercially acceptable prices, or at all. If we fail to acquire sufficient land reserves in a timely manner and on acceptable terms, or at all, our business, results of operations, financial condition and prospects may be materially and adversely affected.

Our results of operations may vary significantly from period to period.

We derive the majority of our revenue from the sale and leasing of properties that we have developed. Our results of operations tend to fluctuate from period to period due to various factors, including the overall schedule of our property development projects, the timing of the sale and leasing of properties that we have developed, the size of our land bank, our revenue recognition policies and changes in costs and expenses, such as land acquisition and construction costs. The number of properties that we can develop or complete during any particular period is limited due to the size of our land bank, the substantial capital required for land acquisition and construction, as well as the development periods required before positive cash flows may be generated. At the same time, the sales and leasing of real estate will be affected by the market conditions.

In addition, our projects under development including Nam Tai Inno Park and Nam Tai Technology Center are large scale and developed in multiple phases over the course of several years. The selling or leasing prices of the office and commercial units in larger scale property developments tend to vary over time, which may impact our sales proceeds and rental income, and accordingly our revenues for any given period.

Our financial condition and results of operations may fluctuate significantly due to seasonality, and our quarterly financial results may not fully reflect the underlying performance of our business.

Our quarterly operating results have fluctuated in the past and will fluctuate in the future due to seasonality. We generally rent out a higher number of units during spring and fall. We typically experience a lower level of rental in the summer and winter months especially around lunar year-end when large number of workers return to their hometowns to celebrate the Chinese New Year. It generally picks up after the Chinese New Year when these workers return to work and factories re-open. As a result of these factors, our revenues may vary from quarter to quarter, and you may not be able to predict our annual results of operations based on a quarter-to-quarter comparison of our results of operations. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our common shares to fall. As our revenues grow, these seasonal fluctuations may become more pronounced.

We may face intense competition from other developers.

The property industry in the PRC is highly competitive. In 2019, the total floor area and the vacancy rate of office properties in Shenzhen and Shanghai increased while the rental rate declined. We are exposed to such risk and that property prices may fall drastically and significantly and adversely affect our revenue and profitability.

Also, there was an increase in the number of competing projects in proximity, which could intensify the competition among property developers, and force us to reduce prices or incur additional costs to make our properties more attractive. Moreover, as Shenzhen transforms from a labor-intensive electronic manufacturing hub to a research and development based innovation center, many factories located on industrial lands are being converted to technology parks similar to our development projects, such as Nam Tai Inno Park and Nam Tai Technology Center.

Some of our competitors have competitive advantages over us, including greater economies of scale, more well-known brands, new and different business models, lower cost, larger customer bases, more experience in real estate development and greater financial, marketing, technology, human resources, and other expertise and resources. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. We cannot assure you that we will always be able to successfully compete against our competitors.  In addition, competition among property developers may result increase in costs, shortage of raw materials, oversupply of properties, and difficulty in hiring or retaining qualified personnel, any of which may adversely affect our business, financial condition and results of operations.

Our business may be materially and adversely affected by government measures affecting China’s real estate industry, especially in industrial real estate industry.

The real estate industry, especially in industrial real estate industry in China is subject to government regulations, including measures that are intended to curtail rapid price increases and property speculation, as well as stabilize the cost of housing for enterprises. To achieve these aims, the Chinese government tightened its real estate policies, implementing measures and policies intended to promote the healthy development of the real estate industry.

The regulations at both central government level and local government level change from time to time, to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. Since 2016, many local governments in both first-tier and second-tier cities issued notices to restrict purchases of houses, including Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin. The restrictive measures include, but are not limited to, an adjustment to the percentage of required down payment, more restrictive eligibility requirement imposed on purchasers and a limit on the maximum number of houses one may purchase. It is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies or adopt new measures that are less restrictive.

In May 2018, the PRC Ministry of Housing and Urban-Rural Development, or MOHURD, issued a circular, or the May Circular, intended to increase supply of property and further provides that banks should strictly examine the mortgagor’s loan repayment capacity before granting any mortgages, that enterprises must only use their own funds to purchase land (as opposed to borrowed funds), and that the source of such funds would be under stringent supervision.

In July 2018, the People’s Government of Shenzhen City issued a circular, or the July Circular, intended to further strengthen the regulation of and promote the steady and healthy development of the real estate market in Shenzhen. The July Circular includes restrictions on transfer of residences and commercial apartments that are built on land zoned as either residential, commercial or mixed-use.

These measures and policies principally apply to residences and commercial apartments that are built on land zoned as residential, commercial or mixed-use. Our development projects, Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley, are built on land zoned as industrial, so most of these measures and policies do not directly apply to the projects. However, these measures and policies may depress the PRC real estate market and Shenzhen real estate prices in particular, dissuade would-be buyers from making purchases, reduce transaction volume, and cause decline in average selling prices, any of which could affect the selling or rental prices that we may charge.

MOHURD, National Development and Reform Commission, or NDRC, Ministry of Public Security, China Quality Certification Center, the China Banking and Insurance Regulatory Commission and Cyberspace Administration of China also issued the “Opinions on Rectifying and Regulating the Order of the Housing Rental Market”, or the Opinions, in December 2019. The Opinions stipulated requirements for the management of lease registration and the control of rent financing business. Stricter control imposed in the leasing industry may increase our costs to comply with the requirements and adversely affect our business operations and financial position.

See “Item 4. Information on the Company—B. Business Overview—PRC Regulations on Real Estate Development and Management” for additional information.

In addition, we cannot assure you that the PRC government or the Shenzhen City government will not adopt new measures in the future that may result in lower growth in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. If we fail to comply with these measures, we may face penalty or sanction from the government. Our operation result and financial position may be significantly and adversely affected.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects.

The global macroeconomic environment is facing challenges, including the global pandemic of the COVID-19, the production conflicts among major oil producers in the world, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The Chinese economy has shown slower growth compared to the previous decade since 2012 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility. There have also been concerns over the relationship between China and other countries, including the surrounding Asian countries. Recent international trade disputes, including tariff actions announced by the United States, China and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, financial condition, results of operations and prospects.

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

The site of Nam Tai Inno Valley is on industrial land within the designated industrial block lines. Pursuant to the Measures on Administration for Industrial Block of Shenzhen promulgated by the Shenzhen Government, the government strictly controls the ratio of the site that can be re-designated from “M-1” to “M-0” and will need to approve the ratio. The re-designation ratio, floor area ratio and the gross floor area (“GFA”) of our Nam Tai Inno Valley are still subject to the approvals of the Shenzhen Government. We cannot assure you that the final GFA of Nam Tai Inno Valley as approved by the government will be the same as we expected.  See “Item 4. Information on the Company—B. Business Overview—PRC Regulations on Real Estate Development and Management for more information.

The leasing model of the Nam Tai Inno Park project is relatively new and may not receive a wide-scale acceptance.

The units in the Nam Tai Inno Park are offered for lease since we are not permitted to subdivide the title pursuant to the land use rights assignment agreement we entered into with the local government in 2007 and its subsequent amendments, in which the industrial land was zoned M-1 with 50 years of land use rights from 2007. In our leasing model, the lease terms could range from one year to up to the expiry of our land use rights. For short-term leases, the rent and management fee would be collected on a monthly basis. For long-term leases, we would also offer the lessees a leasing option where the total lease payment for the entire lease period is collected upfront, with management fees to be paid monthly.

Upfront lease payment for industrial properties is a relatively new leasing model that has not been widely adopted. Our cash flow could be enhanced significantly and the stable leasing demand of leases could be satisfied with the upfront payment option. We cannot assure you that the upfront payment arrangement will not be challenged or further regulated by the relevant governmental authorities. If new laws, regulations or rules are enacted to restrict or prohibit such arrangement, we will have to change our leasing model and may need to find alternative sources of capital. Failure to do so could adversely affect our business, financial condition and results of operations and cash flows.

We may not have adequate financing to fund our currently planned or future technology park developments.

Property development is capital intensive and we need significant capital resources to fund our existing and future construction and technology park development activities. PRC laws and regulations that govern financing policies of PRC banks with respect to the property development sector impose stringent requirements on banks providing loans to property development enterprises, and we cannot assure you that the PRC government will not further tighten such restrictions. These restrictions imposed on property-related financing may limit our ability and flexibility to use the financings we have obtained or enter into credit facilities with banks to finance our technology park development projects, we cannot assure you that we would be able to generate sufficient cash from our operations to meet our funding needs.

Failure to repay our debt timely or comply with the restrictive covenants imposed by our credit facilities could restrict future borrowings or cause our debt to become immediately due and payable.

We have entered into loan agreements with certain commercial banks. We will be in default under the loan agreements if we fail to pay principal or interest when it is due (subject in some instances to grace periods) or to comply with certain restrictive covenants. Certain loan agreements contain covenants providing that, among other matters, our relevant PRC subsidiaries may not enter into mergers, joint ventures, restructurings, engage in material investments, capital reduction, equity transfers, transfer of material assets, substantially increase our indebtedness, or distribute dividends without the relevant lenders’ prior written consent or we may need to fully settle the outstanding amounts under the relevant loan agreements. In addition, certain of our loan agreements or notes contain cross-default clauses. If any cross default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and/or to enforce all or any of the security for such loans. This could reduce our available funds at a time when we are having difficulty generating enough funds from our operations or raising financing in the capital markets. Any default will restrict our ability to obtain financing in the future, which could seriously and adversely impact our financial condition.

We may not successfully market the Nam Tai Inno Park to our targeted clients.

We are targeting companies in the AI, new technology and new material industries as potential tenants for the Nam Tai Inno Park. Given the large scope of the Nam Tai Inno Park, especially in the area where it is located, we cannot guarantee to achieve the ideal rental rate in a short period of time. We may have to adjust our target tenants based on market demand. To better serve our tenants and attract target tenants, we will need to integrate a number of advanced network systems in the Nam Tai Inno Park to create an intelligent platform and provide a business-friendly environment with high efficiency. Moreover, target tenants of our technology parks may also make relocation decisions based on factors such as our ability to successfully attract a group of innovative businesses, availability of government subsidies and public or private financial supports, as well as a number of other external factors specific to their unique situations. If we fail to provide proper network integration, create an intelligent platform, or clear paths for our target tenants to receive competitive supports, these potential tenants may not choose our technology park.

We cannot guarantee our success in new investments.

Since the second half of 2019, we have started to operate commercial properties owned by third parties, mainly including offices. We may face challenges in attracting tenants and catering to their needs, such as building a more competitive operation system and enhancing the efficiency of our sales and operation teams. We may also be subject to additional compliance requirements. If we fail to attract tenants successfully and reach a satisfactory rental rate, we may suffer a loss in the operation of these properties at the early stage. In addition, we may invest in new real estate properties through bidding, acquisition and urban renewal in 2020 and will have additional capital needs for the acquisition of the land use rights and the development, construction, and sale or lease of such properties.

As the new investment is subject to various risk factors, we cannot guarantee their success. Failure to develop these projects successfully may adversely affect our revenue, earnings and cash flow.

Increases in the rate of cancellations of leasing agreements could have an adverse effect on our business.

We have signed lease agreements with tenants and received the advance payments from them for some of the units in Nam Tai Inno Park. In some cases, the upfront long-term lessees may cancel the lease agreement and receive a complete or partial refund of the advance for reasons such as changes in state and local laws and regulations, the lessee’s inability to obtain mortgage financing, or our inability to complete and deliver the units within the specified time. If there is a downturn in the real estate market, or if mortgage financing becomes less available than expected, more lessees may cancel their lease agreements with us, which would have an adverse effect on our business and results of operations.

We may be unable to complete our technology park development projects on time and within budget.

The progress and costs for a project in development can be adversely affected by many factors, including:

•delays in obtaining necessary licenses, certificates, permits or approvals from government agencies or authorities;

•shortage of materials, equipment, contractors and skilled labor or increased labor or raw material costs;

•failure by our third-party contractors to comply with our designs, specifications or standards;

•onsite labor disputes or work accidents;

•natural catastrophes or adverse weather conditions, including strong winds, storms, floods, and earthquakes;

•changes in government practices and policies, including reclamation of land for public works or facilities; and

•other unforeseen problems or circumstances.

Any construction delays or failure to complete a project according to our planned specifications or budget may delay our property leasing timetable, which could adversely affect our revenues, cash flows and our reputation. We may also be penalized by the local authority if we fail to complete our projects on time. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations on Real Estate Development and Management” for information on the regulatory procedures and restrictions relating to delay of construction acceptance in PRC.

We may be required to write off our long-lived assets, which could result in an impairment charge that would adversely affect our operating results.

We plan to write off the existing buildings located on Nam Tai Inno Valley when they are demolished in preparation of re-construction. The valuation of our long-lived assets requires us to make assumptions about future interest income. Our assumptions are used to forecast future undiscounted cash flows. Given the volatile and uncertain nature of the current economic environment and, uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and we may have to record an impairment charge. Any impairment charge relating to long-lived assets would adversely affect our operating results.

We might not be able to carry all of our operating losses forward.

Our operating activities in the short term will consist principally of leasing and sale of properties. Certain operating losses may be carried forward as tax benefits in future years. If there are changes in the relevant PRC tax policy with respect to the real estate industry, we may not be able to carry all of our operating losses forward and our forecasted profits in the future may also be affected.

We rely on the support of our key management members and Kaisa.

We have commenced certain strategic cooperation with Kaisa Group Holdings Limited, or Kaisa or Kaisa Group, including hiring a number of real estate engineers and professionals from Kaisa to join us as officers and employees. Our shareholders have elected Mr. Ying Chi Kwok, one of Kaisa’s founders, as a director of our company. Our Board of Directors has elected Mr. Kwok as its chairman and appointed him as our chief executive officer, together with the appointments of certain Kaisa affiliates to senior management positions, such as the appointments of Mr. Hao Xu as our non-executive director and Ms. Yu Zhang as our chief financial officer. We also expect to continue to consult with Kaisa from time to time, leveraging Kaisa’s knowledge and experience in the areas of real estate development. We depend on the services provided by these key management members. In particular, we are highly dependent on Mr. Ying Chi Kwok, our chairman and chief executive officer. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors from the market in a timely manner. Competition for management talent is intense in the property development sector in the PRC, especially in industrial property development where comprehensive industry knowledge and well-rounded abilities are required. If we cannot attract and retain suitable talent, especially at senior management level, our business and ability to complete our projects on time may be adversely affected.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of January 31, 2020, our top four largest shareholders, namely Kaisa Group Holdings Limited, Mr. Peter R. Kellogg, IsZo Capital LP and Kahn Brothers LLC, beneficially owned approximately 54.9% of our common shares, collectively. If acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the shares. These actions may be taken even if they are opposed by our other shareholders.  In addition, our largest shareholder, Kaisa also engages in the real estate business in Shenzhen, China. We cannot assure you that Kaisa, the companies controlled by Kaisa or its affiliates will not engage in activities that may compete directly with our major development projects including the Nam Tai Inno Park and the Nam Tai Technology Center.

We face risks related to the outbreak of COVID-19 and other local and global public health emergencies, natural disasters and other catastrophic events.

Our business could be adversely affected by the effects of Covid-19—Corona Virus Disease, 2019 (COVID-19), avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, or other epidemics and outbreaks. Health or other government regulations adopted in response to such emergencies or epidemics, natural disasters such as earthquakes, tsunamis, storms, floods or hazardous air pollution, or other catastrophic events may require temporary suspension of part or all of our operations. Such suspension may disrupt our business and adversely affect the results of our operations and our financial conditions. Moreover, these types of events could negatively impact the economy and the business of our tenants, which would in turn adversely impact our business and our results of operations and financial conditions could suffer.

The recent outbreak of COVID-19 has and is continuing to spread rapidly throughout China and other parts of the world after first being discovered in Wuhan, China in December 2019. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. The COVID-19 outbreak in China recently has caused us to temporarily close our offices and project sites in early and mid. February 2020, which may cause a delay on our project schedules. In addition, many businesses and social activities in China have been severely disrupted, including those of our tenants, contractors and suppliers. We have experienced certain delays caused by some of our contractors and agreed to reduce the rent for certain of our tenants. Such disruptions have not had a material adverse effect on our business but no assurance can be given that they will not have such an effect. Our business operation could also be disrupted if any of our employees or workers on our properties has contracted or is suspected of having contracted any contagious disease or condition, since it could require our employees and workers to be quarantined or our offices to be closed down and disinfected. In addition, before the COVID-19 outbreak is under control, the commercial markets are likely to be distressed as short - to medium-term outlook may be unclear. Enterprises are also sensitive on leasing cost and cautious about relocating and expanding office space, which could reduce the demand on the office and commercial space of our projects and cause a significant negative impact on our operating results and financial condition. The COVID-19 outbreak continues to spread as of the date of this annual report and as a result, we cannot assure you that we or our business partners or tenants will not experience further disruptions and the potential slowdown of China’s economy in 2020 and beyond and the changes in the outlook of the property market will not have a material adverse effect on our results of operations and financial condition. We are uncertain as to when the outbreak of COVID-19 will be contained and if the impact will be short-lived or long-lasting, accordingly, we cannot yet predict the extent to which the COVID-19 outbreak will ultimately affect our business, results of operations or financial condition.

Other natural disasters and catastrophic events, such as fire, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, terrorist attacks or similar events, could also cause severe disruption of our operations or those of our contractors, suppliers or tenants, which could materially and adversely affect our results of operations and financial condition.

We may be adversely affected by the performance of third-party contractors.

We engage third-party contractors to provide various services, including design, pile setting, foundation digging, construction, equipment installation, interior decoration, electromechanical engineering, pipeline engineering and elevator installation. Our principal third-party contractors carry out property construction and may subcontract various works to independent subcontractors. We endeavor to employ contractors with good reputations, strong track records, and adequate financial resources. We also adopt and follow our own quality control procedures and routinely monitor works performed by third-party contractors. However, we cannot assure you that all work performed by third-party contractors will meet our quality standard and that expensive and time-costly replacement or remedial actions may have to be deployed with our project schedules delayed. As we are expanding into new regional markets in China, we may not be able to recruit sufficient qualified contractors. Contractors may also undertake projects for other developers, engage in risky or unsound practices, or encounter financial and other difficulties, any of which may adversely affect their ability to complete their work for us on time and within budget.

Injuries or damages may arise from construction accidents.

Risks related to injuries or damages arising from construction accidents are inherent in our business. As a policy, we require and uphold high construction safety standards within our project construction teams, in line with those set by reputable industry organizations in China. We also endeavor to instill the highest applicable safety standards and ensure all of our, our contractors’ and our subcontractors’ personnel comply with such safety standards through training, supervision and monitoring. However, we cannot assure you that there will be no construction accidents and related third party claims for damages. We may also be subject to claims from customers or other third parties, resulting from the use of our properties. Any substantial accident or harm caused to third parties during the construction of our projects could damage our reputation and relationship with regulators and customers, and adversely affect our business operations.

We face litigation risks and regulatory disputes in the course of our business.

In the ordinary course of our business, claims and disputes involving project owners, customers, labor, subcontractors, suppliers, business partners and regulatory authorities may be brought against us and by us. Claims may be brought against us for alleged defective or incomplete work, liabilities for defective products, related personal injuries and death, damage to or destruction of property, breaches of warranty and late completion of the project, as well as claims relating to taxes, among others. Such claims could involve actual and liquidated damages. We may also engage in disputes with regulatory authorities on taxation and matters in connection with our business and operations. Negotiation and legal processes for claims and disputes may be lengthy and costly, and result in adverse impact on our business, financial condition and results of operations.

Damage to or other potential losses involving our assets and business may not be covered by insurance.

We maintain property and liability insurance policies with coverage features and insured limits that we believe are consistent with market practice in the property development sector in Shenzhen, China. Nonetheless, the scope of insurance coverage that we can obtain may be limited as we have to consider the commercial reasonableness of the insurance cost. There are also certain types of losses that are currently uninsurable in China. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or settle any claims we may have against them.  We generally do not maintain any business disruption insurance or key-man insurance. As such, certain types of losses, generally of an unforeseen or catastrophic nature, such as those caused by the outbreak of COVID-19 or other infectious diseases, fires, natural disasters, terrorist acts, , may not be sufficiently, or at all, covered by insurance. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial conditions and results of operations, could be materially and adversely affected.

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. Environmental laws and regulations that apply to any given development site vary significantly according to the site’s location, environmental condition, the present and former uses of the site and the nature of the adjoining properties. Compliance with environmental laws and regulations may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activities. Although we have received environmental assessments by the local PRC environmental regulatory authorities that we are permitted to proceed with our projects, it is possible that these reviews did not reveal all environmental liabilities and the PRC environmental regulatory authorities could in the future curtail our operations. In addition, we also cannot assure you that the PRC government will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditures.

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

Risks Related to Regulatory Oversight

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We are classified as a passive foreign investment company, or a PFIC, for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.  Passive income for this purpose generally includes dividends, interest, royalties, rent and capital gains.  However, rents and gains derived in the active conduct of a trade or business in certain circumstances are considered active income.  In applying these tests, we are treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the equity interests.

We believe we were likely classified as a PFIC for the taxable year ending December 31, 2018 and maybe certain other taxable years preceding such taxable year.  Based on, among other matters, the historic, current and anticipated composition of our income, assets and operations, certain proposed Treasury Regulations and our market capitalization, however, we do not expect to be classified as a PFIC for the taxable year ending December 31, 2019 or in the foreseeable future.  Whether we are classified as a PFIC is a factual determination that depends on, among other matters, the ownership and the composition of the income and assets, as well as the value of the assets (which may fluctuate with our market capitalization) of our group from time to time.  Moreover, the application of the PFIC rules with respect to us is unclear in certain respects.  The United States Internal Revenue Service, or the IRS, or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules.  For example, based on the current and anticipated structure and operations of our group, as well as rules contained in proposed U.S. Treasury Regulations, we intend to treat certain rents and gains from any real property that we hold directly or that is held directly by our subsidiaries as active income.  The application of the rules addressing active rental income to our facts is complex, however, and it is possible that final U.S. Treasury Regulations may adversely change these rules or the IRS may not agree with our conclusions.  As a result, there can be no assurance that we will not be classified as a PFIC for the taxable year ending December 31, 2019 or for any future taxable year.

If we are or become a PFIC for U.S. federal income tax purposes, U.S. investors may become subject to increased income tax liabilities and burdensome reporting requirements under U.S. federal income tax laws.  In particular, because we believe we were likely a PFIC prior to the taxable year ending December 31, 2019, for a U.S. investor who has held our common shares from the period during which we were considered a PFIC, we may continue to be treated as a PFIC even if we cease to be a PFIC unless such investor makes certain “deemed sale” election.  See “Item 10. Additional Information—E. Taxation—Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Regulatory initiatives in the United States, such as the Dodd-Frank Act and the Sarbanes-Oxley Act have increased, and may continue to increase the time and costs of being a U.S. public company and any further changes would likely continue to increase our costs.

In the United States, changes in corporate governance practices due to the Dodd-Frank Act and the Sarbanes-Oxley Act, changes in the continued listing rules of the New York Stock Exchange, or the NYSE, new accounting pronouncements and new regulatory legislation, rules or accounting changes have increased our cost of being a U.S. public company and may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have made some activities more time-consuming and have increased financial compliance and administrative costs for public companies, including foreign private issuers like us. In addition, any future changes in regulatory legislation, rules or accounting may cause our legal and accounting costs to further increase. These new rules and regulations require increasing time commitments and resource commitments from our company, including from senior management. This increased cost could negatively impact our earnings and have a material adverse effect on our financial position results of operations.

The BVI Economic Substance Act may affect our operations.

The British Virgin Islands has recently enacted the Economic Substance (Companies and Limited Partnerships) Act, 2018, or the BVI Economic Substance Act.  We are required to comply with the BVI Economic Substance Act.  As we are a British Virgin Islands company, compliance obligations include filing notifications and reports for the Company, which need to state whether we are carrying out any relevant activities and if we have satisfied economic substance tests to the extent required under the BVI Economic Substance Act.  As it is a new regime, it is anticipated that the BVI Economic Substance Act will evolve and be subject to further clarifications and amendments.  We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the BVI Economic Substance Law.  Failure to satisfy these requirements may subject us to penalties under the BVI Economic Substance Act.

It may be difficult to serve us with legal process or enforce judgments against our management or us.

We are a British Virgin Islands holding corporation with subsidiaries in Hong Kong and mainland China. Substantially, all of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC or Hong Kong, and substantially all of the assets of these persons are located within the PRC or Hong Kong. It may not be possible to affect service of process within the United States or elsewhere outside the PRC or Hong Kong upon our directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. An original action may be brought against our assets and our subsidiaries, our directors and executive officers in the PRC only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

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

Our status as a foreign private issuer in the United States exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934, and corporate governance standards of the NYSE, limiting the protections and information afforded to investors.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to U.S. domestic public companies, including:

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

In addition, because we are a foreign private issuer, certain corporate governance standards of the NYSE that apply to domestic companies listed on that exchange may not be applicable to us. For information regarding whether our corporate governance standards differ from those applied to U.S. domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in “Item 6. Directors, Senior Management and Employees—C. Board Practices”. Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE that are not foreign private issuers.

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

Risks Related to China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

Most of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are affected by economic, political and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

Growth of China’s economy has been uneven, both geographically and among various sectors of the economy. Some of the government measures may benefit the overall Chinese economy, such as policy of supporting technology and innovation enterprises may help increase the number and rental capacity of potential tenants in our technology parks. But some may have a negative effect on us, e.g. stricter control in leasing. Besides, any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition.

China’s economy will have a direct impact on the business market, that is, on our major customers -- enterprises. Our results and our financial position would be materially adversely affected if business demand for offices or businesses declines in the face of slowing or stagnant economic growth in China.

Recent trade policy announced by the United States administration against the PRC may adversely affect our business.

During the past year, the U.S. government has imposed new, or increased existing, tariffs on goods exported from China and it has threatened additional new or increased tariffs. On January 15, 2020, the United States and China signed the first phase of the trade agreement. But global trade tariffs and trade between China and the United States continue to remain dynamic, and there are still many uncertainties.

The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting China’s overall economic condition, which could have a negative impact on us as the vast majority of our operations are in China. Furthermore, imposition of tariffs could have a negative impact to our potential tenants, most of whom are technology companies and may be subject to the tariffs imposed by the two governments, which would indirectly impact our business and operating results.

Changes in government control of currency conversion and in PRC foreign exchange regulations may adversely affect our business operations

The PRC government imposes controls on the convertibility between Renminbi and foreign currencies and the remittance of foreign exchange out of China. We receive substantially all our revenue in Renminbi. Our PRC subsidiaries must convert their Renminbi earnings into foreign currency before they may pay cash dividends to us or service their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current-account items may be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements.

However, approval from appropriate governmental authorities is required when Renminbi is converted into foreign currencies and remitted out of China for capital-account transactions, such as the repatriation of equity investment in China and the repayment of the principal of loans denominated in foreign currencies. Such restrictions on foreign exchange transactions under capital accounts also affect our ability to finance our PRC subsidiaries and restrict our ability to act in response to changing market conditions.

As the majority of our assets and our primary operating activities are denominated in Renminbi, the translation of Renminbi-denominated assets to U.S. dollar for our reporting purposes can result in a foreign exchange loss. We expect to continue to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the U.S. dollar.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Changes to PRC tax laws and heightened efforts by the PRC tax authorities to increase revenues have subjected us to greater taxes.

Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, PRC tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the PRC government enacted a unified enterprise income tax, or EIT, law which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or FIE, located in Shenzhen, China, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment given to our subsidiaries in the PRC as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, most domestic enterprises and FIEs are subject to a single PRC EIT rate of 25% from 2012 onwards. For information on the EIT rates as announced by the PRC’s State Council for the transition period until year 2013, see the table in “Item 5. Operating and Financial Review and Prospects”.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities; however, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which changes may have a retroactive effect. Pursuant to the Circular of the State Administration of Taxation on Issues Related to the End of Various Preferential Tax Policies for Foreign and Foreign-Invested Enterprises (STA [2008] No. 23) published by the State Administration of Taxation of the PRC) on February 27, 2008, an FIE may be required to pay back the taxes previously exempted as a result of the preferential tax treatment enjoyed in accordance with the Income Tax Law of People’s Republic of China for Foreign Investment Enterprises and Foreign Enterprise, if such FIE no longer meets the conditions for preferential tax treatment after 2008 due to a change in its nature of business or if the term of its business operation is determined to be less than ten years since its inception. As we have ceased our production operations at all of our manufacturing facilities and are switching our core business to technology park management and development, our tax position may be subject to review by relevant tax authorities, and we cannot determine in advance whether, or the extent to which, such tax policy may require us to pay taxes or make payments in lieu of taxes.

We face uncertainty from the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Share Transfer, or Circular 698, released in December 2009 by PRC State Administration of Taxation, effective as of January 1, 2008.

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

Under PRC law, dividends may only be paid out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises, or PRC GAAP, less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. As a result, our subsidiaries in the PRC may not be able to pay a dividend in a given year. China’s tax authorities may also change the determination of income which would limit our PRC subsidiaries’ ability to pay dividends and make other distributions.

Prior to the EIT law, which became effective on January 1, 2008, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC. However, under the EIT, dividends payable to foreign investors that are derived from sources within the PRC are subject to income tax at a rate between 10% by way of withholding unless the foreign investors are companies incorporated in countries that have tax treaty agreements with the PRC, whereupon the rate agreed by both countries will be applied. For example, under the terms of the tax treaty between Hong Kong and the PRC, which became effective in December 2006, distributions from our PRC subsidiaries to our Hong Kong subsidiary are subject to a withholding tax at a rate ranging from 5% to 10%, depending on the extent of ownership of equity interests held by our Hong Kong subsidiary in our PRC enterprises. As a result of this PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises will be reduced. Since we derive most of our profits from our subsidiaries in the PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, impair our ability to issue dividends to our shareholders in the future.

Certain information contained in this Report is derived from unofficial publications.

Certain information in this Report relating to the growth of Shenzhen, including statistics relating to the growth of its gross domestic product, or GDP, and industry sectors, is derived from various government publications. Such information may not be consistent with those prepared by other independent market research bodies within or outside of the mainland China. Such information also has not been independently verified by us.

The audit report included in this annual report is prepared by an auditor which is not inspected by the Public Company Accounting Oversight Board

Our independent registered public accounting firm which issues the audit reports included in our annual reports filed with the SEC is an auditor of companies that are traded publicly in the United States. A firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in Hong Kong, China, a jurisdiction where the PCAOB is currently unable to conduct full inspections, our auditor is currently not subject to regular full inspections by the PCAOB.  As a result, it may be more difficult for the PCAOB to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. Investors may be deprived of the benefits of the PCAOB inspections.

Risks Related to Our Common Shares

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

Shares owned by one of our major shareholders have been pledged.

On December 31, 2019, Kaisa Group, one of our major shareholders, filed a Schedule 13D/A reporting all of its shares of Nam Tai were pledged to an affiliate of Deutsche Bank, with Kaisa’s voting rights currently unaffected, as part of an amended credit facility with the bank. In the event that Kaisa triggers any default provision in the pledge arrangement, Deutsche Bank may have the right to appoint any person to be a receiver of the shares, transfer any or all of the charged securities or exercise the voting rights on the pledged shares without any prior notice. Accordingly, there may be significant adverse impacts on the operations and share price of Nam Tai.

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

There is an uncertainty whether we will declare dividend in the future

We declared the payment of quarterly dividends of $0.02, $0.02, $0.07 and $0.07 per share for 2015, 2016, 2017 and 2018, respectively. For 2019 and 2020, after considering a number of factors, our Board of Directors decided against declaring any future dividends or setting a dividend schedule. Whether future dividends will be declared again will depend on our future growth and earnings, of which there can be no assurance, and our cash flow needs for our business. Accordingly, there can be no assurance that cash dividends on our common shares will be declared again, what the amounts of such dividends will be or whether such dividends, once declared, will continue for any future period, or at all. For additional information on the dividends we declared for 2018 and historically, see “Item 8. Financial Information—Dividends”.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an owner, developer and operator of technology parks, and we mainly conduct business in mainland China. Our main land resources are located in Shenzhen and Wuxi, China. The three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these parks into landmark parks in the region, provide high-quality industrial offices, industrial service spaces and supporting dormitories to the park tenants, and provide comprehensive industrial services to corporate tenants through our full-chain industrial model. Based on the experience of developing and operating technology parks and the industrial relationship network accumulated over the past 40 years, we have also exported the operation mode of technology parks to other industrial properties, using the asset-light model to rent industrial properties for repositioning, renovating and leasing. While China maintains rapid economic growth, we will actively seize development opportunities in the Guangdong-Hong Kong-Macao Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, commercial and residential properties.

Formerly known as Nam Tai Electronics, Inc., we were founded in 1975 and engaged in the business of production and sales of electronic parts. In August 1987, we were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands, and re-registered as a business company under the British Virgin Islands Business Companies Act (amended) in 2007. In 1988, we successfully listed our shares on the NASDAQ. In 1990, we moved our electronics manufacturing facilities to China to take advantage of lower overhead costs, lower material costs and competitive labor rates available. In 2003, we transferred our shares to the NYSE under the symbol NTE. In 2007, we established facilities in Wuxi City, Jiangsu Province, and expanded our operations in the Yangtze River Delta region of China. In 2014, we underwent a strategic business transformation, exited the electronic manufacturing business, and transformed into a developer of technology parks. In April 2014, we announced the change of company name to Nam Tai Property Inc. with the symbol NTP.

On July 12, 2017, Kaisa Group, in a private secondary transaction, purchased 6,504,355 common shares of our company from our former chairman, Mr. Ming Kown Koo, and his wife, at a price of US$17.00 per share. Subsequently, Kaisa continued to purchase common shares of our company in the open market. Based on the Schedule 13D/A filed by Kaisa Group with the SEC on December 15, 2017, Kaisa Group beneficially owns 9,191,050 common shares of our company. Following Kaisa Group’s initial purchase, we began certain strategic cooperation arrangements with Kaisa Group, including hiring a number of engineers and real estate professionals from Kaisa Group to join us as officers and employees. Our shareholders have elected one of Kaisa Group’s founders, Mr. Ying Chi Kwok, to serve as a director of our company. Our Board of Directors has elected Mr. Kwok as our chairman and appointed him as our chief executive officer, together with the appointments of other Kaisa Group affiliates to senior management positions, such as the appointments of Mr. Hao Xu as our non-executive director and Ms. Yu Zhang as our chief financial officer. With the injection of the new senior management team and the support from Kaisa Group, we believe that we have significantly increased our execution ability and have become less reliant on external consultants.

In May 2018, Nam Tai Inno Park, our first technology park project, commenced its construction of main structure. In March 2019, Nam Tai Inno Park opened for lease. In July 2019, we began the construction of main structure of our second project, Nam Tai Technology Center. In September and December 2019, through asset-light operation model, we rented an industrial building in Baoan District, Shenzhen, and some office spaces in Pudong New District, Shanghai, respectively, and transferred them to be Nam Tai • Tang Xi Technology Park and Nam Tai • U-Creative Space (Lujiazui), respectively. In December 2019, we obtained the construction acceptance reports for Nam Tai Inno Park. As of December 31, 2019, we have leased floor area of 34,848 square meters in Nam Tai Inno Park to tenants.

Nam Tai Property Inc. is a company incorporated in the British Virgin Islands. Our corporate administrative matters are conducted in British Virgin Islands through our registered agent, Maples Corporate Services (BVI) Limited. Our registered office is located at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Our principal executive offices are located at Nam Tai Estate, No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, People’s Republic of China and the telephone number at this address is + (86755) 2749-0666. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, NY 10016.

For a discussion of our capital expenditures for the past three fiscal years, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Historical Capital Expenditures”. See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Planned Capital Expenditures” for our planned capital expenditure for 2020.

The SEC maintains an Internet website that contains electronically submitted reports, proxy documents, statements and other information about our company at www.sec.gov. Our official website is https://www.namtai.com/. The information contained on our website does not form part of this annual report.

B. Business Overview

The following is a brief outline of our main business development journey in 2019.

January
•Nam Tai Inno Park Industrial Showroom opened for visitors.
March

•Nam Tai Inno Park opened for lease.

•As of March 31, 2019, we had leased out approximately 90% of the spaces in existing buildings in Nam Tai Inno Valley.

•Held a conference for commemorating the 20th anniversary of the Guangdong High-Tech Industry Chamber

•Held an academician & expert seminar and a project matching program in Nam Tai Inno Park

April

•The main structure of Nam Tai Inno Park was completed.

•Nam Tai Inno Park was awarded as the Excellent Site for Safe Production and Civilized Construction of Shenzhen Construction Projects for the First Half of 2019 issued by Shenzhen Construction Industry Association.

May

•The Construction Planning Permit of Nam Tai Technology Center was obtained.

•“Innovating•Integrating•Empowering” Nam Tai Inno Park Sino-Japanese Industrial Cooperation and Communication Conference was successfully held in Nam Tai Inno Park.

•“Winning the Future by Finance and Taxation” Nam Tai Inno Park Corporate Financing and Taxation Forum was held in Inno Park.

June

•Phase I of Nam Tai Inno City was re-named as Nam Tai Technology Center to better reflect its positioning as a premier future center for leading technology enterprises.

•We also replaced the name of Nam Tai Inno City Phase II by Nam Tai Inno Valley prior to its redevelopment.

•The Strategic Cooperation Agreement Signing Ceremony between Nam Tai and Harbin Institute of Technology (Shenzhen) was held in Nam Tai Inno Park.

July

•We obtained the construction works commencement permit in July 2019, indicating that Nam Tai Technology Center officially entered into the stage of main structure construction.

•We selected, through an auction process, China Nuclear Industry 22ND Construction Co., Ltd, or CNI22, as the general contractor for the construction of the main structure of Nam Tai Technology Center.

•The Preliminary Round for the Third Guangming District Innovation and Entrepreneurship Competition, lasting for three days, was hosted by Nam Tai and successfully concluded in Nam Tai Inno Park

•Nam Tai was invited to participate in the 12th International IoT Exhibition as an exhibitor.

August
•The “Inno Park Talent Decoding Series Activities” was held in Nam Tai Inno Park.

September

•As of the end of the third quarter, we have leased approximately 33,031 square meters of units in Nam Tai Inno Park to tenants.

•We entered into a financing package with Bank of China in September 2019 for a credit facility of $143 million. This package replaced the financing package from China Construction Bank which we entered into in April 2018.

•We rented an industrial building with contracted floor area of approximately 7,500 square meters in Baoan District, Shenzhen, and renamed it as “Nam Tai • Tang Xi Technology Park”. It will be operated as a technology park, enabling us to export the operation model of technology parks.

•We have paid the additional land premium for Nam Tai Technology Center.

•Nam Tai Investment (Shenzhen) Co., Ltd., or Nam Tai Investment, our wholly-owned subsidiary, has obtained the qualification certificate for real estate development enterprise. This indicates its possession of the qualification for development and construction of commercial housings.

October

•Nam Tai Investment entered into a credit agreement with Baoan Branch of Shenzhen Rural Commercial Bank, or Shenzhen Rural Commercial Bank, in October 2019 for a credit facility of $143 million with a period of five years for the construction of Nam Tai Technology Center.

November

•Nam Tai Sub-Forum of 2019 Greater Bay Area Conference on Robotics and Artificial Intelligence was co-hosted by Nam Tai (Shenzhen) Industrial Operation Management Co., Ltd., our wholly-owned subsidiary and other co-organizers.

•We obtained the “Property Ownership Certificate” of Nam Tai Technology Center.

December

•We received the construction acceptance reports of Nam Tai Inno Park, which demonstrated our capabilities in developing large-scale technology parks.

•As of December 31, 2019, the leased space at Nam Tai • Tang Xi Technology Park had reached 1,737 square meters.

•We rented a number of units located in Lanqiao International Building, Century Avenue, Pudong, Shanghai, with a total leased floor area of approximately 3,981 square meters for a period of nine years and renamed these spaces as “Nam Tai • U-Creative Space (Lujiazui)”.

•Nam Tai Inno Park won the “Technology Park Award of Guangdong High-tech Enterprise Kunpeng Award” from the Guangdong High-tech Industry Chamber of Commerce, affirming the quality of our technology park

•The Private Advisory Board Conference of Shenzhen Big Data and Artificial Intelligence Industry Alliance was successfully held in Nam Tai Inno Park.

Our Competitiveness

We believe that the competitiveness shown below sets us apart from other technology park operators:

•

Our main projects are located in Shenzhen city, a fast growing city with technology focus in China. We hold several technology parks with planned floor area of approximately 700,000 square meters in Shenzhen. We acquired these land parcels a long time ago at relatively low costs, which will help us achieve better profitability after these projects are developed. In addition, Since Shenzhen is one of the four first-tier cities in China with rapid economic growth and a dynamic technology industry, it will be beneficial to our leasing, sales and financing activities.

•

The management team has many years of experience in the Chinese real estate industry and excellent project management capabilities. Our management has extensive experience in real estate development, construction, sales and operations in China, especially in the Guangdong-Hong Kong-Macau Greater Bay Area and has managed more than 100 projects. In terms of construction, the main structure of Nam Tai Inno Park was completed in April 2019, and the construction acceptance reports were obtained in December of the same year. As our first technology park project after transformation, Nam Tai Inno Park was also awarded as the Excellent Site for Safe Production and Civilized Construction of Shenzhen Construction Projects for the first half of 2019 issued by Shenzhen Construction Industry Association in April 2019. With respect to business invitation and leasing, we have successfully leased multiple units to tenants before the completion of the park, which reflects the Company’s excellent execution capabilities in business invitation and leasing and the market’s trust in us. In addition, Nam Tai Inno Park won the “Technology Park Award of Guangdong High-tech Enterprise Kunpeng Award” from the Guangdong High-tech Industry Chamber of Commerce, affirming the quality of our technology park.

•

Excellent financing and debt management capabilities enable us to better manage liquidity risks and seize opportunities. In 2019, we obtained bank credit for the construction of Nam Tai Technology Center, and optimized the financing terms for Nam Tai Inno Park, so that our major projects under development received sufficient financial support. As of December 31, 2019, the interest rates of credit facilities range from 5.22% to 6.46% per annum, which was better than the average financing cost of non-state-owned real estate companies. The financing package for Nam Tai Inno Park has the maturity up to 9 years, giving us the flexibility to manage capital resources. In addition, our asset-liability ratio and current ratio are 50.11% and 1.25 times, respectively, which reflects our prudent style of liability management and our ability to pay short-term liabilities. Low asset-liability level enable us to have a strong ability to manage risks, and can quickly grasp when investment opportunities arise, creating the best value for shareholders.

•

China’s development policy provides us with opportunities for value creation. The Central People’s Government of China and the State Council issued the “Outline Development Plan for the Guangdong-Hong Kong-Macao Greater Bay Area” in February 2019 and “Opinions on Supporting Shenzhen to Build a Pilot Demonstration Area of Socialism with Chinese Characteristics” in August 2019, which outlined the direction for future development of the Greater Bay Area. In addition, the Commission of Shenzhen Municipality and General Office of Shenzhen Municipal People’s Government issued the “Action Plan to Build Shenzhen Pilot Demonstration Area of Socialism with Chinese Characteristics (2019-2025)”, or the Action Plan, in December 2019. The Action Plan proposes a new round of innovation-driven development strategies, including the comprehensive promotion of the Science City in Guangming District. It also aims to develop a new generation IT industry with a focus on 5G-related technologies. Our key development areas are in line with China’s development strategy, which will help us grasp the opportunities brought by the development of the country.

Macro and Policy Overview

In 2019, the economy of China and its major first-tier cities has grown steadily. During this period, China's GDP reached RMB99,866.5 billion, an increase of 6.1% year-on-year, of which the information transmission, software and information technology services industry grew by 18.7%, and the industrial sector grew by 5.7%. With respect to cities, Shenzhen's regional GDP rose by 6.5% year-on-year, and Shanghai rose by 6% year-on-year. With the continuous economic growth, the per capita disposable income of Shenzhen residents in 2019 reached RMB 62,522, an increase of 8.7% over the previous year.

With respect to the real estate market, the transaction on commercial housing by floor area was roughly the same in 2019 compared with this of 2018, but the sub-sectors were divided. During 2019, the floor area of commercial housing sold amounted to 1,715.58 million square meters, a slight decrease of 0.1% over the previous year. Among them, the sales of residential housing by floor area increased by 1.5%, the sales of office by floor area decreased by 14.7%, and the sales of commercial buildings by floor area fell by 15.0%. In Shenzhen, the cumulative net absorption of Grade A office buildings in 2019 was approximately 482,000 square meters, a year-on-year decrease of 28.9%. From January to November 2019, the transaction of first-hand residential buildings by floor area increased by 30.9% year-on-year to approximately 3.954 million square meters.

With respect to development policies, the Chinese government issued policies in 2019 that are conducive to the development of the Guangdong-Hong Kong-Macao Greater Bay Area and Shenzhen. In February 2019, the Central Committee of the Communist Party of China and the State Council issued the “Outline of the Development Plan for the Guangdong-Hong Kong-Macao Greater Bay Area”, which proposed to build the Greater Bay Area into a vibrant world-class city cluster, an international science and technology innovation center with global influence, and the important region supporting the development of the “One Belt One Road Initiative”. In addition, the Central Government of the People’s Republic of China and the State Council issued in August 2019 the “Opinions on Supporting Shenzhen to Build a Pilot Area for Socialism with Chinese Characteristics” or the Opinions. The Opinion proposes that by 2025, Shenzhen will be built as a top city in the world, in terms of economic strength and development quality, with first-class research and development investment intensity and industrial innovation ability, significant improvement in cultural soft power, international advanced public service level and ecological environment quality, and will become a modern international innovative city. By the middle of this century, Shenzhen will become a global benchmark city with outstanding competitiveness, innovation and influence.

With respect to the technology industry, Shenzhen has vigorously developed strategic emerging industries in recent years. The Shenzhen Municipal Government issued the “Implementation Plan on Further Accelerating the Development of Strategic Emerging Industries” in December 2018, which proposed to focus on seven major strategic emerging industries including the next-generation information technology, high-end equipment manufacturing, green low-carbon industry, biomedicine, digital economy, new materials and marine economy, implement an innovation-driven development strategy, significantly increase the element of industrial technology, and accelerate the formation of industrial clusters with international competitiveness. In 2019, the added value of Shenzhen’s strategic emerging industries was RMB 1.0156 trillion, an increase of 8.8% based on comparable prices. Among them, the added value of the new-generation information technology industry was RMB 508.62 billion, an increase of 6.6%; the digital economy industry was RMB159.66 billion, an increase of 18.0%; the new material industry was RMB41.62 billion, an increase of 27.6%.

Our Strategies

Our goal is to become a leading technology park developer and operator committed to long-term and sustainable growth, bringing long-term benefits to shareholders. We plan to achieve our goals through the following strategies:

•

Build three existing projects in Shenzhen into high-quality technology parks, laying a good foundation for future sustainable development. Developing existing projects will help build our brand in China, obtain rental and sales income, and accumulate experience in construction and project management. We value the quality of park construction and the ability to operate and service, maintain good relationships with tenants, and provide value-added services to achieve healthy long-term development.

•

Expand resources on industrial property project and replicate successful experiences. Based on the transformation and development experience of Nam Tai Inno Park and Nam Tai Technology Center, together with the rich experience of our management, we will explore industrial property resources in the Greater Bay Area and other first and second-tier cities in China for redevelopment or renovation. In terms of redevelopment project, we plan to lock up projects with relatively small initial investment, obtain land use rights through primary land market development, and then proceed with development. Although the industrial property redevelopment project takes a relatively long time, generally for five years or more from the early negotiation to the sale or lease, but it can provide us with land resources in lower cost, which is conducive to our long-term development and income. The industrial property redevelopment and renovation model may include the following stages: 1) acquiring or leasing industrial property; 2) demolishing existing buildings and constructing or renovating existing buildings; 3) improving the project’s operating level and the level of rent or selling price; 4) obtaining income through sales or leases, or exit and cash out through other methods.

•

Steady expansion of asset-heavy commercial and residential development projects. We will also actively explore the investment opportunities for asset-heavy commercial and residential development projects in the Greater Bay Area and other first- and second-tier cities in China, and acquire land resources through bidding, auctioning, listing or acquisitions, etc. as our auxiliary strategy. Compared with industrial property redevelopment projects, land for commercial and residential development projects can generally be developed quickly, and pre-sale and cash collection can be carried out after certain conditions are met. This type of fast-turnover projects generally only take about 1-2 years from obtaining land use rights to pre-sale. Considering that there is oversupply in the Shenzhen office market, combining long-cycle industrial property redevelopment projects and fast-turnover short-cycle projects can make our operating and financial status more balanced, which is beneficial to the Company’s long-term development. The commercial and residential property development and sale model may include the following stages: 1) researching the target market and identifying investment opportunities; 2) acquiring land resources through bidding, auctioning, listing or acquisition; 3) obtaining project financing through construction loan or from other financial institutions; 4) planning and constructing through standardized procedures; 5) carrying out pre-sale and collecting cash, or holding some properties for leasing and operation.

•

Manage financial resources and control cost prudently. Through credit from financial institutions, leasing income from existing projects, and internal funds, we are committed to ensuring that the capital requirements for the construction and operation of existing projects are met. For new investment projects, we will conduct a comprehensive assessment in advance, including but not limited to project financing capabilities and estimated project profit margins, so that the project will be profitable after deducting interest expenses. In addition, by continuously strengthening the cost management system and enhancing project scale, we will continue to improve capital efficiency.

•

Focus on the Greater Bay Area market and continue to explore differentiated products and development models. The Chinese government’s development plan for the Greater Bay Area, together with the continuing economic growth and development of high-tech companies in this region, have brought us opportunities for development. At the same time, the challenge of homogeneous products and services also exists in the region. We will continue to observe and research to explore differentiated products and development models.

Our Customers/Tenants

Our source of revenue is primarily the rental income from property within PRC, excluding Hong Kong.

In 2017, our main customers were tenants of factories located in Gushu Community, Shenzhen, China. In 2018, our main customers were corporate tenants in Nam Tai Inno Valley located in Shenzhen, China and tenants of factories in Wuxi, China. In the second half of 2018, we renamed our existing buildings on site of Nam Tai Inno Valley as the current name and subdivided and renovated our existing facilities for leases. In October 2018, we signed a lease agreement to lease the Wuxi factory to a third party. In 2019, our main customers were corporate tenants of three projects in Shenzhen, including Nam Tai Inno Park, Nam Tai Inno Valley and Nam Tai • Tang Xi Technology Park as well as one project in Wuxi.

Our Projects and Properties

Project Progress

Nam Tai Inno Park

Nam Tai Inno Park is located in Fenghuang Community, Guangming District, Shenzhen, China. The project covers a land area of about 104,000 square meters and has a total floor area of about 332,000 square meters. After completion of the construction, the project will include five industrial R&D buildings, two industrial service centers and three supporting dormitory buildings. The project’s main target tenants are companies in the artificial intelligence, next-generation information technology and new materials industries. In terms of construction, in June 2018, we started the main structure of the project; in April 2019, its main structure was completed; in December 2019, we obtained the completion acceptance report of the project. We expect to complete the project in the fourth quarter of 2020. In terms of leasing, in March 2019, Nam Tai Inno Park was officially opened for lease. As of December 31, 2019, the leased floor area reached 34,848 square meters.

Nam Tai Technology Center

Nam Tai Technology Center, formerly known as “Phase I of Nam Tai Inno City”, is located in Namtai Road, Baoan District, Shenzhen, China. The project covers a land area of about 22,000 square meters and a total floor area of about 195,000 square meters. After completion of the construction, the project will include three industrial R&D buildings, one supporting dormitory building and some podium commercial spaces. The main target tenants of the project are artificial intelligence companies. In terms of construction, in the first half of 2018, we demolished the original factories on the land of Nam Tai Technology Center as the preliminary preparation for the construction; in the second quarter of 2019, we renamed the first phase of Nam Tai Inno City as Nam Tai Technology Center so as to reflect its positioning as a leading technology center; in July 2019, we entered in to the stage of construction of its main structure; in September 2019, we settled the payment of the additional land premium; in November 2019, we obtained the “Property Ownership Certificate” of Nam Tai Technology Center. We expect the project to be completed in the first quarter of 2022. In terms of sales and leasing, considering the needs of potential buyers, we may choose to subdivide its units for sale separately or hold the properties for lease. We will decide whether to pre-sell the units of Nam Tai Technology Center taking into account the construction progress of the project and our capital status.

Nam Tai Inno Valley

Nam Tai Inno Valley, formerly known as “Phase II of Nam Tai Inno City”, is located on Namtai Road, Baoan District, Shenzhen, China, adjacent to Nam Tai Technology Center. The project covers a land area of about 22,000 square meters and the existing building has a floor area of about 42,000 square meters. We plan to apply for the project to be included in the city’s urban renewal plan and expand the floor area to approximately 170,000 square meters. At present, most of Nam Tai Inno Valley’s units have been leased to several corporate tenants. In terms of project development, in the second half of 2018, we divided and refurbished the existing plants on the site of Nam Tai Inno Valley and rented it out until the project reaches length requirement of city renewal in Shenzhen. Before the redevelopment, we renamed the second phase of Nam Tai Inno City as Nam Tai Inno Valley. In terms of leasing, as of December 31, 2019, we have leased 33,033 square meters to tenants in Nam Tai Inno Valley, representing an occupancy rate of 89.2%.

The site of Nam Tai Inno Valley is on industrial land within the designated industrial block lines. Pursuant to the Measures on Administration for Industrial Block of Shenzhen promulgated by the Shenzhen Government, the government strictly controls the ratio of the site that can be re-designated from “M-1” to “M-0” and will need to approve the ratio. The re-designation ratio, floor area ratio and the gross floor area (“GFA”) of our Nam Tai Inno Valley are still subject to the approvals of the Shenzhen Government. We cannot assure you that the final GFA of Nam Tai Inno Valley as approved by the government will be the same as we expected.   See “Item 3 Key Information—D Risk Factors—Risks Related to our Business—We may fail to obtain, or experience material delays in obtaining, requisite licenses, certificates, permits or governmental approvals for our technology park development projects, and as a result, our development plans, business, results of operations and financial condition may be materially and adversely affected.”

Wuxi Facilities

The Wuxi Facilities are located in Wuxi City, Jiangsu Province, China. The project covers a land area of 43,698 square meters. The plant has ceased production in 2013. In October 2018, we signed a lease agreement to lease the Wuxi Facilities to a third party. The lease period is 12 years, with a 10-month rent-free period from the date of delivery. The properties were delivered to the third party in February 2019.

Nam Tai • Tang Xi Technology Park

Nam Tai • Tang Xi Technology Park is located in Baoan District, Shenzhen. In September 2019, we signed a lease agreement with a third-party for a lease period of 9.6 years, by which we rented an industrial building with contracted area of approximately 7,500 square meters. The building was converted to be a technology park which targeted enterprise tenants in industries such as light production, intelligent product production and assembly, and intelligent management services. We started to optimize and renovate the project in September 2019, and began leasing in the fourth quarter of 2019. As of December 31, 2019, we have leased an area of 1,737 square meters to tenants.

Nam Tai • U-Creative Space (Lujiazui)

Nam Tai • U-Creative Space (Lujiazui) is located in Lanqiao International Building, Century Avenue, Pudong New District, Shanghai. In December 2019, we signed a lease contract with a third party to rent units in 3,981 square meters, and the lease period is 9 years. Its target tenants are finance, design, consulting, advertising, and technology companies. We will optimize and renovate the spaces in the first quarter of 2020, and then invite enterprises to lease.

Recent Development

The recent outbreak of respiratory illness caused by COVID-19 has not had a significant impact on our operations, liquidity or financial condition. We will continue to assess the impact on our business as the situation in China and the around the world has been evolving fast and make necessary disclosures in due course. With respect to business invitation and leasing, Nam Tai Inno Park Industrial Showroom was closed from the end of January to mid-February 2020 due to the epidemic and reopened to the public in mid-February. Meanwhile, during such period, we continued to communicate with potential tenants remotely.

With respect to financial impact, as a socially responsible company, we have reduced the rent to half in March for tenants in the Nam Tai Inno Valley and Nam Tai • Tang Xi Technology Park who meet certain conditions. We will also enjoy rent halving from the third party which leased the property to us.

With respect to the construction work, the construction of Nam Tai Inno Park and Nam Tai Technology Center were suspended from February to mid-March. We will speed up the construction after the restoration of construction.

With respect to new investment, the listing area for commercial construction land in Guangdong province from January to February 2020 recorded a year-on-year decrease, while the Pearl River Delta region saw a few transactions of commercial construction lands with high premium in February 2020, reflecting the fierce competition for commercial lands in the region. During the period, we continued to observe the land offerings and related opportunities in public and private markets. On March 19, 2020, we won a bidding of a commercial and residential land parcel (No. 2020WR002), through a public auction, in Dongguan city. The land parcel is located in Dongtai Village, Mayong Town, Dongguan City, Guangdong Province, China, covering an area of approximately 33,763 square meters, with a plot ratio of no more than 2.5. The consideration of the land parcel is RMB705.48 million, or $101.07 million. It is located at the central area of Mayong Town and is less than one kilometer distance from Mayong Town Government, surrounded by a wealth of educational, medical, commercial, park and transportation facilities. We expect to sign the land use right assignment contract at the end of March 2020. We plan to develop residential apartments and commercial properties on this land.

Project Portfolio – Summary

The following three stages are the principal stages for our properties:

•	Properties Completed, comprising the properties held for sale and leasing for which construction has been completed and the construction acceptance certificates have been obtained.
•

Properties Under Development, comprising properties for which the construction work commencement permits for main structure have been obtained and are in the process of obtaining construction acceptance certificates.

•

Properties For Future Development, comprising properties for which we have obtained the land use right certificate and are in the process of obtaining the construction work commencement permits for main structure, or we have entered into land grant contracts although the land use right certificate is not yet obtained.

Project Portfolio - As of December 31, 2019

Projects		Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai Inno Valley
	Location	Shenzhen	Shenzhen	Shenzhen
	Type(1)	Office and Dormitory	Office and Dormitory	Office and Dormitory
	Site Area (sq. m.)	103,739	22,364	22,367
	Total GFA (sq. m.)	331,832	194,595	170,200(2)
Total GFA	Under Development (sq. m.)	331,832	194,595	—
	Completed (sq. m.)	—	—	—
	Future Development (sq. m.)	—	—	170,200
	Interest attributable to us	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen

Notes:

(1)	The types of our projects are based on our planning or certificates issued by relevant authority and may be changed subject to relevant authority’s final approval.

(2)

The gross floor area and type are based on the assumption that we will receive M-0 zoning approval for Nam Tai Inno Valley prior to its development. If we do not receive the M-0 zoning approval, we will be required to develop Nam Tai Inno Valley under M-1 zoning requirement. In this situation, adjustments to our plan will have to be made. The current floor area of buildings on the site of Nam Tai Inno Valley is 41,927 square meters. The site of Nam Tai Inno Valley is on industrial land within the designated industrial block lines. Pursuant to the Measures on Administration for Industrial Block of Shenzhen promulgated by the Shenzhen Government, the government strictly controls the ratio of the site that can be re-designated from “M-1” to “M-0” and will need to approve the ratio. The re-designation ratio, floor area ratio and the gross floor area (“GFA”) of our Nam Tai Inno Valley are still subject to the approvals of the Shenzhen Government. We cannot assure you that the final GFA of Nam Tai Inno Valley as approved by the government will be the same as we expected.  See “Item 3 Key Information—D. Risk Factors—Risks Related to our Business—We may fail to obtain, or experience material delays in obtaining, requisite licenses, certificates, permits or governmental approvals for our technology park development projects, and as a result, our development plans, business, results of operations and financial condition may be materially and adversely affected.”

The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Properties Under Development

The table below sets forth certain information of our property projects or project phases under development as of December 31, 2019. We have obtained land use right certificates and construction work commencement permits for our main structure for all of our properties under development.

Project	Nam Tai Inno Park	Nam Tai Technology Center
Location	Shenzhen	Shenzhen
(Estimated) Total GFA (sq. m.)	331,832	194,595
(Estimated) Leasable GFA (sq. m.)	265,000	-
(Estimated) Saleable GFA (sq. m.)	-	125,572
Commencement Time of Main Structure	June 2018	July 2019
Status of Pre-sale Permit	Not eligible	No
Estimated Completion Time	2020 Q4	2022 Q1
Interest Attributable to Us	100%	100%

Properties for Future Development

The table below sets forth certain information of our property projects held for future development as of December 31, 2019, comprising properties for which we have obtained the land use right certificate while the construction work commencement permit of main structure is not yet obtained.

Project	Nam Tai Inno Valley
Location	Shenzhen
Estimated Total GFA(1) (sq. m.)	170,200
Estimated Completion Time	2025

Note:

(1)	The estimated total GFA is based on our future planning and is subject to the relevant authority’s final approval.

Projects for Operation and Management

The table below sets forth certain information of our projects leased from third parties for operation and management as of December 31, 2019.

	Project	Location	Contracted Floor Area (sq. m.)	Operation Model
1	Nam Tai • Tang Xi Technology Park	Shenzhen	7,500	Tenant Recruitment and Operation
2	Nam Tai • U-Creative Space (Lujiazui)	Shanghai	3,981	Tenant Recruitment and Operation

Introduction to Main Projects

Nam Tai Inno Park

Nam Tai Inno Park is located in Fenghuang Community, Guangming District, Shenzhen, China. The project covers a land area of about 104,000 square meters and has a total floor area of about 332,000 square meters. After completion of the construction, the project will include five industrial R&D buildings, two industrial service centers and three supporting dormitory buildings.

The project’s main target tenants are companies in the artificial intelligence, next-generation information technology and new materials industries.

Nam Tai Technology Center

Nam Tai Technology Center is located in Namtai Road, Baoan District, Shenzhen, China. The project covers a land area of about 22,000 square meters and a total floor area of about 195,000 square meters. After completion of the construction, the project will include three industrial R&D buildings, one supporting dormitory building and some podium commercial spaces.

The main target tenants of the project are artificial intelligence companies.

Nam Tai Inno Valley

Nam Tai Inno Valley is located on Namtai Road, Baoan District, Shenzhen, China, adjacent to Nam Tai Technology Center. The project covers a land area of about 22,000 square meters and the existing building has a floor area of about 42,000 square meters. We plan to apply for the project to be included in the city’s urban renewal plan. At present, most of Nam Tai Inno Valley’s units have been leased to several corporate tenants.

Project Location

The map below indicates the locations of our various projects in China.

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

Construction and Management

We outsource all of our construction work to independent construction companies that are selected mainly through our invitation to tender bids for a project. We generally hire one or more main contractors for each of our projects with a number of subcontractors. The main contractors are responsible for a designated portion of the project. We have established a selection procedure in order to ensure compliance with our quality and workmanship standards. We take into account the construction companies’ professional qualifications, reputation, track record, financial condition and resources when inviting candidates to bid. We also review the qualifications and performance of our construction contractors periodically. We closely supervise and manage the construction process of the entire project to monitor and analyze information regarding quality of the construction and material purchased on a real-time basis. We collect information throughout the development cycle on the entire project, including information from our third-party contractors, to avoid unanticipated delays and cost overruns.

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

Marketing, Sales and Leasing

We maintain an internal marketing team for our development projects and will adjust our own sales force and operating team. We may also use outside agencies on our projects when appropriate. Our marketing teams survey the demographics of each project area to determine the appropriate unit sizes and design features. They also work with the sales force and outside agencies to prepare the advertising, promotion, and selling plans for each project. The sales force at each project is responsible for following through on the entire sales and leasing process, including setting monthly sales or leasing targets, controlling prices, implementing special promotions, monitoring external agency performance, and processing customer feedback.

Delivery, After-Sale Services and Property Management Operation

We assist customers in arranging for and providing information relating to financing of leases and purchases. We also assist our customers in various title registration procedures relating to their properties, and have set up a leasing office to assist lessees and purchasers in executing their respective agreements and obtaining their property ownership certificates. We offer various communication channels to customers to provide their feedback about our products or services. We also cooperate with property management companies that manage our properties and ancillary facilities, such as clubhouses, to handle customer feedback.

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

To ensure smooth operation of our building complexes and quality property management, we may also provide property management for each of our properties. It is envisioned that our property management services will include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair.

Quality Control

We emphasize quality control to ensure that our properties meet our standards and provide high quality service. We engage third-party contractors to provide various services, including design, pile setting, foundation digging, construction, equipment installation, interior decoration, electromechanical engineering, pipeline engineering and elevator installation. We endeavor to employ contractors with good reputations, strong track records, and adequate financial resources. We also adopt and follow our own quality control procedures and routinely monitor works performed by third-party contractors. We require our contractors to comply with relevant laws and regulations in China and the cities we operate, as well as our own standards and specifications. We also employ independent surveyors to supervise the construction progress. In addition, the construction of real estate projects is regularly inspected and supervised by PRC governmental authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be adversely affected by the performance of third-party contractors.”

Competition

The property industry in the PRC is highly competitive. In 2019, the total floor area and the vacancy rate of office properties in Shenzhen and Shanghai climbed while the rental rate declined. Also, there was an increase in the number of competing projects in proximity, which could intensify the competition among property developers, and force us to reduce prices or incur additional costs to make our properties more attractive. As Shenzhen transforms from a labor-intensive electronic manufacturing hub to a research and development based innovation center, many factories located on industrial lands are being converted to technology parks similar to our development projects, such as Nam Tai Inno Park and Nam Tai Technology Center. Some of our current and future competitors have competitive advantages over us, including greater economies of scale, more well-known brands, new and different business models, lower cost, larger customer bases, more experience in real estate development and greater financial, marketing, technology, human resources, and other expertise and resources. The risk of office property over-supply is increasing in certain parts of China, where property investment, trading and speculation have become overly active. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may face intense competition from other developers.”

Seasonality

Our operating results have been, and may continue to be subject to seasonality. Our occupancy and revenues were generally higher during the spring (i.e. from March to May) and fall (i.e. from September to November) seasons than the summer (i.e. from June to August) and winter (i.e. from December to February) seasons of each year, because of several factors, including the hometown travelling in spring festival period, hot weather in summer and cold weather in winter. See “Item 3. Key Information—D Risk Factors—Risks Related to Our Business—Our financial condition and results of operations may fluctuate significantly due to seasonality, and our quarterly financial results may not fully reflect the underlying performance of our business.”

Intellectual Properties

We own trademarks for “Nam Tai Inno Park”, “Nam Tai” , Company logo, and in the form of Chinese character in the PRC and Hong Kong. We rely on the country and region’s intellectual property and anti-unfair competition laws and contractual restrictions to protect brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business.

Insurance

We maintain property and liability insurance policies with coverage and insured limits that we believe are consistent with market practice in the property development sector in Shenzhen, China. We have bought third-party insurance and property damage liability insurance for some of our operating projects and properties. Nonetheless, the scope of insurance coverage that we can obtain may be limited as we have to consider the commercial reasonableness of the insurance cost. There are also certain types of losses that are currently uninsurable in China. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or settle any claims we may have against them.  We generally do not maintain any business disruption insurance policies or key-man insurance. As such, certain types of losses, generally of an unforeseen or catastrophic nature, such as fires, natural disasters, terrorist acts, the outbreak of infectious disease or any resulting losses causing disruptions to our business operations, may not be sufficiently, or at all, covered by insurance. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Damage to or other potential losses involving our assets and business may not be covered by insurance”. We also maintain directors and officers liability insurance.

Environmental Matters

We are subject to a variety of laws and regulations concerning the protection of health and the environment. Environmental laws and regulations that apply to any given development site vary significantly according to the site’s location, environmental condition, the present and former uses of the site and the nature of the adjoining properties. Although we have received environmental assessments by the local PRC environmental regulatory authorities that we are permitted to proceed with our projects, it is possible that these reviews did not reveal all environmental liabilities and the PRC environmental regulatory authorities could in the future curtail our operations. In addition, we also cannot assure you that the PRC government will not change the existing laws and regulations or impose additional or stricter laws or regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to potential environmental liability.”

The laws and regulations governing the environmental protection requirements for real estate development in China include the PRC Environmental Protection Law, the PRC Prevention and Control of Noise Pollution Law, the PRC Environmental Impact Assessment Law and the PRC Administrative Regulations on Environmental Protection for Development Projects. Pursuant to these laws and regulations, depending on the impact of the project on the environment, an environmental impact report, an environmental impact analysis table or an environmental impact registration form must be submitted by a developer before the relevant authorities grant approval for the commencement of construction of the property development. In addition, upon completion of the property development, the project company (other than the environmental authorities) should conduct environmental protection inspection of the completed project to ensure compliance with the applicable environmental protection standards and regulations before the property can be delivered. The project company shall formulate environmental protection inspection report, disclose the report to the public, and submit the relevant data and information through the online platform of environmental protection inspection on completion of construction projects. See “Item 4. Information on the Company—B Business Overview—PRC Regulations on Real Estate Development and Management.

PRC Regulations on Real Estate Development and Management

The PRC government regulates the real estate industry. The following discussion summarizes the principal laws, regulations, policies and administrative directives relating to our business. Non-compliance with PRC regulations could subject us to penalties and other adverse consequences.

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, directives and local laws, of Special Administrative Regions and laws resulting from international treaties entered into by the PRC government. Court verdicts do not constitute binding precedents. However, they are used for the purposes of judicial reference and guidance.

The National People’s Congress of the PRC, or the National People’s Congress, and the Standing Committee of the National People’s Congress are empowered by the PRC Constitution to exercise the legislative power of the State. The State Council is the highest organ of the State administration and has the power to enact administrative rules and regulations. Several ministries and agencies are under the State Council’s authority, including the MOHURD, the Ministry of Natural Resources (MNR), the Ministry of Commerce, or MOFCOM, NDRC, the State Administration for Market Regulation, the State Administration of Taxation, and SAFE, and their respective authorized local counterparts.

Shenzhen City Zoning Measures

Our three development projects, Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley, are located within the municipality of Shenzhen. Accordingly, our developments must be made in compliance with the relevant Shenzhen rules and regulations.

The Urban Planning Standards and Guidelines, promulgated by Shenzhen Municipal People’s Government, or the Shenzhen Government, on January 1, 2014, and amended on October 16, 2019, among other things, classifies zoning of urban land into nine categories, including “residential”, “commercial and service”, “government and community”, “industrial”, “logistics and warehouse” “transportation utilities”, “municipal utilities”, “green spaces and squares “and other land. Typically, specific plots of land will be zoned into one category, but the zoning of a specific plot of land may be mixed after satisfying certain conditions. The residential zone category is for use by residential buildings and their auxiliary service facilities. The commercial and service zone category is for use of offices and commercial activities. The industrial zone category, marked as “M”, is mainly used for activities that include the production, manufacture and fine machining of products, and other auxiliary uses include research, design, testing, management and other activities.

Within the M zone category, “M-1” refers to common industrial land that is mainly zoned for factory buildings for production and manufacturing activities, but also encompasses uses including warehouse, small business, staff dormitory, attachable public facilities, attachable transportation facilities and other auxiliary facilities. “M-0” refers to a new type of industrial zone that combines research, originality, design, test pilot production, pollution-free production, other innovative industry and relevant supporting services. Land zoned as “M-0” is mainly used for factory buildings (pollution-free production) and research and development buildings and can also be used for associated commercial and staff dormitory, attachable public facilities, attachable transportation facilities and other auxiliary facilities.

The unit allowed for subdivision and transfer in M-0 zone has a lower minimum size of 300 square meters as compared to the unit in M-1 zone, which is 1000 square meters. We believe smaller minimum sizes are more favorable to us with respect to permitting us to sell smaller subdivided units. Further, buildings in M-0 zone must follow certain legal planning construction index allocations that mandate percentages of the buildings that are required to be designated as research and development offices, commercial uses, and housing, while index allocations for buildings in M-1 zone must be designated as factory buildings, small commercial uses or housing. In addition, the permitted floor area ratio for the “M-0” is generally higher than “M-1” zone that means M-0 zone has larger permitted building areas and potentially higher developments value. As a result, we believe the planning construction index for the “M-0” zone offers us greater commercial advantages because we can build complexes with larger floor plans.

Our three development projects in Shenzhen, Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Park are located on industrial lands.

Nam Tai Inno Park has an “M-1” designation with 50-years of land use right that commenced in 2007. If the land use right holder does not renew the land use right on maturity, the land will be reverted back to being state-owned.

Nam Tai Inno Technology Center, has a “M-0” designation with 50-years of land use right that commenced in 1993.We renewed its land use right on October 25, 2018, which means its land use right has been restarted from the date of the renewal for 50 years.

Nam Tai Inno Valley, is currently has an “M-1” designation with 50 years of land use rights that commenced in 1999. We plan to apply for an “M-0” zoning designation approval in the first half of 2020 after our existing facilities on the site have aged for 15 years. Subject to receiving such approval for the “M-0” zoning designation, we also plan to renew the land use rights at that time.

Urban Renewal Measures of Shenzhen

The Shenzhen Government published the Urban Renewal Measures of Shenzhen on November 12, 2016. Urban Renewal refers to comprehensive improvement, redeveloping and resettlement activities within specified old urban areas, including old industrial zones, old commercial districts, old residential districts, “town-in-city”, and old villages. Pursuant to the measures, all urban renewal projects in Shenzhen shall follow the key guidelines listed below:

•	urban renewal project shall conform to the general plan for national economic and social development, and be subject to the general plan for urban development and the use of land;
•

the party conducting the demolition and reconstruction of a urban renewal project shall sign a land use rights supplementary contract or renew a land use rights contract with the Urban Planning, Land and Resources Commission after obtaining approvals. In such circumstances, the term for land use rights will be recalculated from the signing date and the party shall pay additional land premium in accordance with regulations; and

•

as changes to land use rights contracts, such as re-starting the term from the signing date or changing the proposed use of the land, are considered as giving more favorable terms to the users, the party conducting the urban renewal project needs to pay an additional land premium according to the relevant regulations.

Our Nam Tai Technology Center project and Nam Tai Inno Valley project are urban renewal projects for demolition and reconstruction, and can be subdivided and transferred, after obtaining approval documentation and payment of certain additional land premiums. The amount of land premiums differs based on the specific property usage or future transfer method. Our land was obtained at a relatively low cost, so we may be subject to significant additional land premiums when we renew the land use right contracts.

For Nam Tai Technology Center, we have received necessary approvals for urban renewal project and already paid additional land premiums of $21.0 million in 2018 and $49.0 million in2019. Our payment of additional land premiums will increase the cost basis of Nam Tai Technology Center for the purpose of calculating land appreciation taxes, or LAT, if we choose to sell the developed units.

For Nam Tai Inno Valley, if we are successful in receiving an “M-0” zoning designation approval for all or part of the site, we would renew the land use right contract to restart the 50 year term, upon which we would be required to pay the relevant additional land premiums.

The Interim Measures on Strengthening and Improving Urban Renewal Implementation promulgated by the Shenzhen government on December 29, 2016, with effect on January 1, 2017, provide that:

•

to apply to demolish and reconstruct buildings as a part of an urban renewal project, the age of the building must be no less than 20 years for buildings located in residential districts and must be no less than 15 years for buildings located in industrial or commercial districts,

The buildings located on the site of Nam Tai Technology Center have satisfied the 15 year age requirement. However, buildings located on the site of the Nam Tai Inno Valley, will meet the 15 year age requirement in the first half of 2020.

The floor area ratio of the Nam Tai Technology Center has greatly increased from 2.3 to 6 after the renewal land use rights and the achievement of “M-0”approval. For Nam Tai Inno Valley, it is also expected that the current floor area ratio 1.6 will be largely increased if we get the “M-0”approval from relevant authorities. As a result of these large increases, relevant regulations may require the project to be subject to certain usage limitations and may also require us to not sell the developments to certain third-parties.

The Measures on Administration for Industrial Block of Shenzhen promulgated by the Shenzhen Government on August 2, 2018, among other things, provide that:

•

the Shenzhen government shall strictly implement the re-designation of industrial zones from “M-1” to “M-0” within the designated block line, and the proportion of such re-designation in several districts, shall not exceed 20% of the aggregate land lots within the industrial block;

•

if a transferor transfers property zoned as industrial land within the designated first-tier industrial block line or partially transfers an industrial building, the transferee must be an enterprise  that has been engaged in manufacturing, research and design of products for more than three years, and has paid all taxes; and

•

factory buildings within both “M-1” and “M-0” zones shall not be changed from dormitory to commodity residences. Research and development buildings and auxiliary facilities shall not adopt commodity residence features. The floor area of each unit with an “M-1” designation shall be no less than 1,000 square meters and the floor area of each research and development units with an “M-0” designation shall be no less than 300 square meters.

The site of Nam Tai Inno Valley is on industrial land within the designated industrial block lines. Pursuant to the Measures on Administration for Industrial Block of Shenzhen promulgated by the Shenzhen Government, the government strictly controls the ratio of the site that can be re-designated from “M-1” to “M-0” and will need to approve the ratio. The re-designation ratio, floor area ratio and the gross floor area (“GFA”) of our Nam Tai Inno Valley are still subject to the approvals of the Shenzhen Government. We cannot assure you that the final GFA of Nam Tai Inno Valley as approved by the government will be the same as we expected.

Regulations on Development of a Real Estate Project

The following is a summary of the relevant permits and certificates required to be obtained to complete our projects, together with the applicable regulations. See “Item 4. Information on the Company—B. Business Overview” for the estimated timetable of when we expect to obtain each of the following permits and certificates: (a) and use permit, (b) land use rights certificates (c) Construction Works Planning Permit, (d) Construction Works Commencement Permit, (e) Construction Acceptance Certificate, and (f) Property Ownership Certificate.

Regulations on Land

The Law of Land Administration of the PRC, promulgated on June 25, 1986 and amended on September 6, 2019, distinguishes between ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned and land in rural areas of a city or town and rural land are collectively-owned.

Land Use Permit

The Urban and Rural Planning Law of PRC, promulgated by the National People’s Congress on October 28, 2007 as amended on April 23, 2019, which replaced the previous Urban Planning Law of PRC, and the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-Owned Land promulgated by the Ministry of Construction in December 1992 and amended in January 2011, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the urban planning authority for a land use permit.

Pursuant to the renewed land use rights assignment contract dated July 8, 2015 for Nam Tai Inno Park, the authority required us to complete the construction of the main structures by July 7, 2018. If we fail to complete such construction before this date, the Shenzhen Planning and Land Resources Committee may impose a penalty on us as a condition for us to receive the construction acceptance certificate. If the delay is within 6 months, the penalty could be 5% of the original land acquisition price; for a delay between 6 months to 1 year, 10%; between 1 and 2 years, 15%; over 2 years, the land and the buildings may be reverted back to being state-owned. We have already paid penalty in an amount of $0.2 million and applied for an extension until July 6, 2020.

Land Use Rights Certificate

Although all land in the PRC is owned by the governments or by the collectives, individuals and enterprises are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the specific use purpose of the land. A system of assignment and transfer of the right to use state-owned land was adopted pursuant to the Interim Regulations on Grant and Transfer of the Right to Use State-Owned Land in Urban Areas of PRC, which is promulgated on and effective as of May 19, 1990 by the State Council. Enterprises, companies and other organizations who intend to hold, lease and develop land, shall pay a land premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government. Land users may transfer, lease, mortgage or otherwise commercially exploit the land use rights within the terms of use.  After payment of the land premiums in full, their land user registers the land use rights with the land administration authority and obtains a “land use rights certificate”. The maximum terms with respect to the land use rights are: (a) 70 years for residential purposes; (b) 50 years for industrial purposes; (c) 50 years for the purposes of education, science, culture, health and physical education; (d) 40 years for commercial, tourist and recreational purposes; and (e) 50 years for other purposes.

The PRC Property Rights Law became effective on October 1, 2007. According to the Property Rights Law, when the term of the right to use construction land for residential (but not other) purposes expires, it will be renewed automatically. Unless it is otherwise prescribed by any law, the owner of construction land use rights has the right to transfer, exchange, and use such land use rights as equity contributions or collateral for financing. If the state takes the premises owned by entities or individuals, it must compensate the property owners in accordance with law and protect the lawful rights and interests of the property owners.

Construction Works Planning Permit

The Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-Owned Land promulgated by the Ministry of Construction in December 1992 and amended in January 2011 provides that a property developer who has a proposed construction project within the planning area of a city or town must, after obtaining a land use permit, prepare the necessary planning and design work, and submit the detailed planning and design report, together with the land use rights certificate, to the urban planning authority or the town government designated by the provincial government, and apply for a construction works planning permit.

A construction works planning permit is different from land use permit. Land use permits prove that the land use corresponds with the applicable urban planning requirements, while construction works planning permits prove that the design, construction and engineering satisfy the urban planning requirements.

The Urban and Rural Planning Law of PRC also provides regulations with respect to the formulation, implementation, modification, control, supervision of, and related legal liabilities associated with, measures aimed at curbing conflicts during urban and rural construction developments. The scope of the measures includes the planning, layout and construction of cities, towns with administrative status and villages. The Urban and Rural Planning Law stipulates that where any construction project is commenced without a construction works planning permit, or where such permit has been obtained but construction has not proceeded in accordance with that permit, the Urban and Rural Planning Department at the county level or above may issue an order to cease the construction works. In the case that the construction can be remedied to conform to the relevant planning rules, an order can be made to rectify the construction in a prescribed period of time and a fine totaling between 5% and 10% of the total construction cost may be imposed. Where the construction cannot conform to relevant planning rules, an order for its demolition will be issued or, where demolition is not possible, the property and/or illegal income derived from the property will be confiscated and a fine totaling less than 10% of the construction cost will be imposed.

Construction Works Commencement Permit

On June 25, 2014, the MOHURD promulgated the Measures for the Administration of Construction Permits for Construction Projects, which superseded its 1999 version. When a construction site has been properly prepared and is ready for the commencement of construction, the developer must apply for a construction works commencement permit from the construction authorities at or above the county level.

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

Nam Tai Inno Park and Nam Tai Technology Park have already achieved construction works commencement permits.

Construction Acceptance Certificate

According to the Development Regulations and the Regulation on the Quality Management of Construction Projects promulgated by the State Council on January 30, 2000, as amended on April 23, 2018, and the Provisions on Inspection and Acceptance Upon Completion of Buildings and Municipal Infrastructure promulgated by MOHURD in December 2013, after the completion of the construction and achievement of the construction acceptance report, the property must undergo further inspection and receive relevant approvals from local authorities including planning bureaus, fire safety authorities and environmental protection authorities. Thereafter, the property developer shall apply for construction acceptance certificate at the property development authority. Failure to obtain such acceptance certificate may affect our ability to deliver units to third parties. If we fail to deliver units on time, our customers may allege breach of contract and commence litigation against us.

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

In accordance with the Measures for Administration of Pre-Sale of Commodity Properties promulgated by Ministry of Construction on November 15, 1994 and amended on August 15, 2001 and July 20, 2004, purchasers must apply for individual property ownership certificates with local real estate administration authorities within 90 days after the delivery of pre-sale property. Developers are required to assist and provide purchasers with necessary verifying documents. Where purchasers fail to obtain the individual Property Ownership Certificates within the required period due to the fault of the developer, the developer will be liable for breach of contract unless the parties agree otherwise. Property developers, including us, usually specify deadline for the delivery of the individual property ownership certificates in the sale agreements to allow sufficient time for the application and approval processes. Nevertheless, delays by the various administrative authorities in reviewing the application, granting approvals and certain other factors may affect timely delivery of the property ownership certificates. Accordingly, we may not be able to deliver individual real property certificates to purchasers on time as a result of delays in the administrative approval processes or for any other reason beyond our control, which may result in us having to pay liquidated damages. Or in the case of a prolonged delay, the customers may terminate the sales agreement.

Regulations on Transfer of Property Interest

According to the Urban Real Estate Administration Law promulgated by the National People’s Congress on July 5, 1994, as amended on August 26, 2019, “transfer of real estate” means transfer the title of property from the original owner to another owner through sale, donation or other lawful means. When transferring a building, the title of the building and the land use rights to the site on which the building is situated are transferred together.

Where the land use rights are originally obtained through assignment, the real property may only be transferred on the conditions that: (a) the assignment price has been paid and a land use rights certificate has been obtained; and (b) development has been carried out according to the land use rights assignment contract and, in the case of a project in which buildings are being developed, development representing more than 25% of the total investment has been completed.

The Measures on the Transfer of Industrial Building and Supporting Building promulgated by the Shenzhen Government on January 19, 2020, provide that legally built industrial buildings and their public facilities in Shenzhen may be transferred as whole, or can be divided and transferred in accordance with the relevant approval documents on land use or the land use rights assignment contract.

Transferees of industrial buildings must be registered enterprises. Especially, the transferee of the supporting dormitory shall be the registered enterprise who holds office space in the same industrial project. Besides, the assignee of the industrial buildings shall not transfer the title to any third party within 5 years.

The property of both Nam Tai Technology Center project and Nam Tai Inno Valley project can be partially subdivided and transferred. However, we are limited to selling our units in those two projects to enterprises, as the buildings are still considered industrial buildings.

Our Nam Tai Inno Park project is neither an urban renewal project nor is it stipulated in the relevant land use rights contract that it may be subdivided and partially transferred. We intend to conduct leases for the remainder of the land use rights period with respect to the properties in our Nam Tai Inno Park so as to not run afoul of the prohibition on partial subdivisions and transfers.

Under the current PRC regulations, there are certain restrictions placed on individuals purchasing residential units in a residential building. On October 4, 2016, the people’s government of Shenzhen promulgated the Measures Concerning Tightening Up Stable and Healthy Development of Real Estate Market, which provides, among other things, that (i) each household with a registered residence in Shenzhen may purchase no more than two residential units within Shenzhen’s residential zone and (ii) the amount of the mortgage loans permitted shall be regulated according to the specific circumstances. Since our two projects are industrial buildings and the purchasers of units in our two projects are required to be enterprises as described above, the aforementioned restrictions do not apply, and our target enterprise purchasers may purchase any number of units. Nevertheless, as each successive owner of units in an industrial building must be enterprises, not individuals, this may affect the transferability of both our commercial, office and dormitory units.

Regulations on Leases

The Administrative Measures for Commodity House Leasing promulgated by the MOHURD on December 1, 2010 and implemented on February 1, 2011, requires that parties to a leasehold arrangement of a property shall register the leasing agreement with property administrative authorities within 30 days after entering into such leasing agreement. In addition, enterprises may be imposed fines between RMB1,000 and RMB10,000 and individuals may be imposed fines of less than RMB1,000 if the parties fail to comply such requirement. In addition, PRC Contract Law imposes a maximum leasing term of 20 years.

MOHURD, National Development and Reform Commission, or NDRC, Ministry of Public Security, China Quality Certification Center, the China Banking and Insurance Regulatory Commission and Cyberspace Administration of China also issued the “Opinions on Rectifying and Regulating the Order of the Housing Rental Market”, or the Opinions, in December 2019. The Opinions stipulated requirements for the management of lease registration and the control of rent financing business. Regulatory requirements for the business of rent financing became more stringent. Rent financing loans shall be made based on the leasing contract signed and filed online, and the term of the loans shall not exceed the term of the contract. Stricter control imposed in the leasing industry may increase our costs to comply with the requirements and adversely affect our business operations and financial position.

Regulation on Receipt of Lease Prepayments by Commercial Enterprises

Under PRC laws and regulations, there are various restrictions applicable to real estate development enterprises accepting prepayments for presale of units in commercial and residential buildings. However, the units in Nam Tai Inno Park are offered for lease since we are not permitted to subdivide. As a result, these restrictions do not directly apply to the subsidiary who owns Nam Tai Inno Park.

For Nam Tai Technology Center and Nam Tai Inno Valley, the subsidiary owning these projects has already possessed the qualifications for real estate development. Therefore, the above two projects may be subject to these restrictions.

Regulations on Establishment of a Real Estate Development Enterprise

Pursuant to Urban Real Estate Administration Law, real estate development enterprise means “an enterprise that engages in the development and sale of real estate for the purposes of making profits.”

Under the Regulations on Administration of Development and Operation of Urban Real Estate promulgated by the State Council on July 20, 1998 and amended on March 24, 2019, a real estate development enterprise must satisfy the following requirements:

•	it must have a registered capital of not less than RMB1.0 million; and
•	it must have four or more full-time qualified real estate/construction professionals and two or more full-time qualified accountants.

To be a qualified real estate development enterprise, a property developer shall apply for registration with the Department of Administration of Industry and Commerce. A developer must also report its establishment to the relevant real estate administration authority within 30 days upon receipt of its business license.

Regulations on Foreign-Invested Real Estate Enterprise

Under the Catalogue of Industries for Guiding Foreign Investment (Revised in 2017), real estate development falls within the permitted category of industries. Certain of our PRC subsidiaries may apply for the real estate development enterprise qualification.

The Circular of Adjusting the Policies on the Market Access and Administration of Foreign Investment in the Real Estate Market jointly issued by MOHURD, MOFCOM, NDRC, PBOC, the PRC State Administration for Industry and Commerce, and SAFE on July 11, 2006, as amended on August 19, 2015, stipulates that real estate enterprises established by foreign investment shall meet the below minimum registered capital if the total amount of investment is more than US$30 million: the registered capital shall account for at least one third of the total amount of investment, among which if the total amount of investment is less than 36 million us dollars, the registered capital shall not be less than US$12 million. The current registered capital of our project subsidiary, which holds Nam Tai Technology Center and Nam Tai Inno Valley, is US$170 million. We believe it to meet the requirement.

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

In September 2019, the project subsidiary which holds Nam Tai Technology Center and Nam Tai Inno Valley has been qualified as a real estate development enterprise.

Regulations on Pre-sale of Units

According to the Urban Real Estate Administration Law, a commodity unit may be sold before completion if: (a) all payment under the land use right assignment contract has been paid and a land use rights certificate has been obtained; (b) the construction works planning permit and construction works commencement permit have been obtained; (c) the funds invested in the development of the commercial and residential buildings is more than 25% of the total investment in the project and the work progress and completion and delivery dates have been ascertained; and (d) the pre-sale has been registered and a pre-sale permit has been obtained. The pre-sale seller shall, report the pre-sale contracts for record-filing to real estate administration and land administration departments of the people’s government above the county level. The pre-sale proceeds of commodity units must be used to develop the relevant pre-sold project until the completion of the construction.

According to the Measures for the Management of Pre-Sale of Urban Commercial and Residential Buildings promulgated by Ministry of Construction on November 15, 1994 and as amended on August 15, 2001 and July 20, 2004, the term “pre-sale of commodity units” refers to the act of real estate development enterprises selling houses under construction to purchasers and the purchasers paying the earnest money or the prices of houses. The pre-sale of commodity units is subject to a licensing system where the real estate development enterprise shall apply to the real estate administrative department for pre-sale approval so as to obtain the pre-sale permit. Real estate development enterprises must register contracts of pre-sale of commercial and residential buildings with the competent real estate authority and the relevant land administration within 30 days after the date of execution of the contract and purchasers change the registration of the land use right and register their individual property ownership within 90 days after delivery of a pre-sold property to obtain the individual property ownership certificates.

As we have obtained a real estate development enterprise qualification for our project subsidiary, we may pre-sale Nam Tai Technology Center and Nam Tai Inno Valley after we satisfy the above pre-sale conditions. If we fail to obtain the pre-sale permit, we will not be permitted to pre-sell our units and will be permitted to sell our units only upon completion of construction.

Measures on Property Price

Pursuant to the Measures on Supervision of Shenzhen Real Estate Market on July 9, 2010, as amended in May 2017, real estate development enterprises shall set a reasonable pre-sale price, and file the detailed prices to the supervision authorities. The sale price of the commodity units shall be in line with the aforementioned filed price and be marked clearly, If the real estate enterprises need to adjust the reported price, and the adjustment range is over 15%, they shall reported to supervision authorities again. Failure to comply such measures may result in a penalty equal to RMB 100,000.

Major Taxes Applicable to Property Developers

Land Appreciation Tax

Under the PRC Interim Regulation on Land Appreciation Tax of 1994 and its implementation rules of 1995, as amended in 2011, LAT applies to both domestic and foreign investors in real properties in mainland China, irrespective of whether they are corporate entities or individuals. The tax is payable by a taxpayer on the appreciation value derived from the transfer of land use rights, buildings or other facilities on such land, after deducting the following “deductible items”:

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

•	construction costs and charges, in the case of newly constructed buildings and facilities;
•	the assessed value in the case of old buildings and facilities;
•	taxes paid or payable in connection with the transfer of real property; and

•	other items allowed by the Ministry of Finance of PRC.
•	The tax rate is progressive and ranges from 30% to 60% of the appreciation value as compared to the “deductible items” as follows:

Appreciation value	LAT rate
Portion not exceeding 50% of deductible items	30%
Portion over 50% but not more than 100% of deductible items	40%
Portion over 100% but not more than 200% of deductible items	50%
Portion over 200% of deductible items	60%

In order to assist the local tax authorities in the collection of LAT, the Ministry of Finance, the State Taxation Administration, Ministry of Construction and State Land Administration Bureau separately and jointly issued several notices to reiterate that, after the assignments are signed, the taxpayers should declare the LAT to the local tax authorities where the real estate is located, and pay the LAT in accordance with the amount as calculated by the tax authority and within the time period as required. For those who fail to acquire proof as regards to the tax paid or the tax exemption from the tax authorities, the real estate administration authority will not process the relevant title change procedures, and will not issue the property ownership certificates.

We will be subject to LAT if we choose to sell, instead of lease, our units.

Value-Added Tax

Pursuant to the Circular on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax, which was promulgated by the Ministry of Finance and the State Administration of Taxation on March 23, 2016 and became effective on May 1, 2016, the government will levy valued-added tax in lieu of business tax on a trial basis within the territory of the PRC. Interim Regulation of the People’s Republic of China on Value-Added Tax, amended on December 20, 2017, stipulates that all enterprises and individuals engaged in the sales of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC are taxpayers of value-added tax, and shall pay value-added tax. For taxpayers selling transportation, postal, basic telecommunication, construction, or real estate leasing services, selling real estate, transferring land use rights, or selling or importing low-tax goods, the value-added tax rate is 11%. For taxpayers selling or importing goods, or providing services, the tax rate shall be 17%.  For taxpayers selling or importing the goods, such as food grains and edible vegetable oils, the tax rate shall be 13%. The value-added tax rate for taxpayers exporting goods and domestic units and individuals selling services and intangible assets within the scope prescribed by the State Council shall be zero. In other cases, the tax rate applicable to taxpayers selling services and intangible assets is 6%.

Pursuant to the Notice on the Adjustments of Value-Added Tax Rates issued by the Ministry of Finance and the State Administration of Taxation on April 4, 2018 and implemented on May 1, 2018, the original value-added tax rates of 17% and 11% applicable to taxable sales of goods and services were adjusted to 16% and 10%, respectively.

Pursuant to the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of the Customs on Relevant Politics for Deepening the Value-Added Tax Reform made on March 20, 2019 and effective on April 1, 2019, the authority further lowered the value-added tax rates of 16% and 10% applicable to taxable sales of goods and services to 13% and 9%, respectively.

Pursuant to the Interim Measures for the Collection of Value-Added Tax on the Sale of Self-Developed Real Estate Projects by Real Estate Developers issued on March 31, 2016 and implemented on May 1, 2016 by the State Administration of Taxation, in the event that a real estate developer recognized as an general taxpayer sells a self-developed real estate project, the general tax calculation method shall be adopted, and the total consideration and other charges after the deduction of the corresponding land price shall be the sales amount.

Corporate Income Tax

In 2007, the PRC government adopted the PRC Corporate Income Tax Law and the related implementation rules, which became effective on January 1, 2008 and was amended in 2019. Under the PRC Corporate Income Tax Law, a unified income tax rate of 25% is applied to all PRC enterprises, including foreign-invested enterprises. In addition, according to the Enterprise Income Tax Laws, dividends from PRC subsidiaries to their foreign corporate shareholders are subject to a withholding tax at a rate of 10% unless any lower treaty rate is applicable.

Urban Land Use Tax

Pursuant to the PRC Interim Regulations on Land Use Tax in respect of Urban Land promulgated by the State Council in September 1988, as amended on December 31, 2006, January 8, 2011 and December 2013, the land use tax on urban land is levied according to the use and location of relevant land. The annual tax on urban land is between RMB0.6 and RMB30 per square meter.

Property Tax

Under the PRC Interim Regulations on Property Tax promulgated by the State Council in September 1986, and amended on January 8, 2011, property tax applicable to domestic enterprises is 1.2% if it is calculated on the basis of the residual value of a building and 12% if it is calculated on the basis of the rental. Property tax for our existing buildings located at the site of Nam Tai Inno Valley is calculated on the basis of residual value of the buildings. According to the Notice on Issues Relating to Assessment of Buildings Tax against Foreign-invested Enterprises and Foreign Individuals issued by the Ministry of Finance and State Administration of Taxation in January 2009, foreign-invested enterprises, foreign enterprises and foreign individuals are to be levied in the same manner as domestic enterprises.

Stamp Duty

Under the PRC Interim Regulations on Stamp Duty promulgated by the State Council in August 1988, and amended on January 8, 2011, for property transfer instruments, including those in respect of property ownership transfers, the duty rate is 0.05% of the amount stated therein; for permits and certificates relating to rights, including property ownership certificates and land use rights certificates, stamp duties are levied on an item-by-item basis of RMB 5 per item.

Municipal Maintenance Tax

Under the PRC Interim Regulations on Municipal Maintenance Tax promulgated by the State Council in 1985, and amended on January 8, 2011, any taxpayer of product tax, value added tax or business tax is required to pay municipal maintenance tax calculated on the basis of product tax, value added tax and business tax. The tax rate is 7% for a taxpayer whose domicile is in an urban area, 5% for a taxpayer whose domicile is in a county or a town, and 1% for a taxpayer whose domicile is not in any urban area or county or town. As our projects, including Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley, are located in urban area, the tax rate of 7% is applicable to us.

According to the Circular Concerning Unification of Municipal Maintenance Tax and Education Surcharge for Foreign Investment and Domestic Enterprises and Individuals issued by the State Council on October 18, 2010, municipal maintenance taxes are applicable to foreign invested enterprises, foreign enterprises and foreign individuals.

Education Surcharge

Under the Interim Provisions on Imposition of Education Surcharge promulgated by the State Council in April 1986 and amended on June 7, 1990, August 20, 2005 and January 8, 2011, any taxpayer, of VAT, business tax or consumption tax is liable for an education surcharge unless such taxpayer is required to pay a rural area education surcharge as provided by the Notice of the State Council on Raising Funds for Schools in Rural Areas. The education surcharge rate is 3% of the sum of consumption tax, value added tax and business tax. According to the Circular Concerning Unification of Municipal Maintenance Tax and Education Surcharge for Foreign Investment and Domestic Enterprises and Individuals issued by State Council on October 18, 2010, the education surcharge is applicable to foreign invested enterprises, foreign enterprises and foreign individuals.

Regulations on Property Management

The Property Management Rules, amended by the State Council in 2018, provide that property owners have the right to appoint and dismiss property service enterprises. The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

•

the Provisional Measures on the Administration of Initial Property Management Bid-Inviting and Bidding, promulgated on June 26, 2003 by the MOHURD, provide that prior to the selection of the property owners’ committee, or the POC, the property developer must select a property service enterprise to provide property management services; and

•

the NDRC and the MOHURD jointly promulgated the Rules on Property Management Service Fees on November 13, 2003, which provide that property management fees shall be determined by mutual consent between the POC and the property service enterprise, and must be set forth in writing in the property management service contract.

Regulations on Construction Safety

Under relevant laws and regulations such as the Laws for Safe Production in the PRC promulgated by the Standing Committee of the National People’s Congress in November 2002 and as amended in 2018, property development enterprises should apply to the Supervisory Department on Safety for the Registration of Supervision for Work Safety in Construction before the commencement of construction. Construction conducted without registration will not be granted a construction works commencement permit. Contractors must establish objectives and measures for work safety and improve the working environment and conditions of workers in a planned and systematic way. A work safety responsibility system requires the implementation of certain work safety protection scheme. At the same time, contractors must adopt corresponding site work safety protective measures according to the work protection requirements in different construction stages and such measures shall comply with the labor safety and hygiene standards of the Province.

Under the Construction Law of RRC, amended in 2019, a contractor assumes responsibility for the safety of the construction site. The general contractor will take overall responsibility for the site, and the subcontractors are required to comply with the protective measures adopted by the general contractor.

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

Pursuant to the Environmental Regulations, a developer is required to submit an environmental impact report, to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, the developer is required to apply to the relevant environmental protection administrations for a final acceptance examination in respect of any ancillary environmental protection facilities. Projects are approved for use after passing the acceptance examination.

The Environmental Impact Assessment Law, promulgated by the National People’s Congress on October 28, 2002 and effective as of September 1, 2003, as amended on December 29, 2018, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project may not approve construction on the project, and the construction work unit may not commence work.

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

Insurance

There is no mandatory provision under PRC laws, regulations and government rules that requires a property developer to take out insurance policies for its real estate developments. According to the common practice of the property development industry in China, construction companies are usually contractually obligated to submit insurance proposals to the developer in the course of tendering and bidding for construction projects. Construction companies must pay for the insurance premiums and take out insurance to cover their liabilities. Insurance coverage for all these risks will cease immediately after the completion and acceptance upon inspection of construction.

C. Organizational Structure

The chart below describes the organizational structure of our company and principal subsidiaries as of December 31, 2019.

___________

Notes:

(1)

Nam Tai Property Inc., or NTP, was founded in 1975, and reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987, and listed on the NYSE under the symbol “NTP”, and is a holding company for the subsidiaries shown in the chart above and discussed below.

(2)

Nam Tai Group Limited, or NTG, changed its name from Nam Tai Electronic & Electrical Product Limited to Nam Tai Group Limited in January 2020, was incorporated in June 2003 in the Cayman Islands. Shares of NTG were listed on the Hong Kong Stock Exchange from April 28, 2004 until November 12, 2009, when NTP completed the privatization of NTG by tendering for, and acquiring, the 25.12% of NTG that NTP did not previously own. After completing the privatization of NTG in 2009, NTG became a wholly-owned subsidiary of Nam Tai Property Inc.

(3)

Nam Tai Investment (Shenzhen) Co., Ltd., or Nam Tai Investment, was originally established as Baoan (Nam Tai) Electronic Co., Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the laws of China. Nam Tai Investment was transformed into an investment holding company in the PRC in April 2011. Nam Tai Investment currently serves as the holding company for our land in Gushu, Shenzhen, China, designated for the development of our Nam Tai Inno Valley and Nam Tai Technology Center.

(4)	Treasure Champion Group Limited, was established in the British Virgin Islands in 2019 as a limited liability business company.
(5)

Zastron Electronic (Shenzhen) Co., Ltd., or Zastron Shenzhen, was established in the PRC in 1992 as a company with limited liability. Zastron Shenzhen currently serves as the holding company for our land in Guangming, Shenzhen, China, designated for the development of our Nam Tai Inno Park project.

(6)

Wuxi Zastron Precision-Flex Co., Ltd., or Wuxi Zastron Flex, was established in the PRC in November 2006 as a wholly owned foreign investment enterprise with limited liability and pursuant to the relevant laws of the PRC. Wuxi Zastron Flex now serves as the holding company for our parcels of land in Wuxi, Jiangsu, China.

(7)	Inno Consultant Company Limited, was established in Hong Kong in 2017 as a wholly-owned subsidiary of Nam Tai Investment (Shenzhen) Co., Ltd.
(8)

Nam Tai (Shenzhen) Technology Park Operations Management Co., Ltd., was established in the PRC in 2018 as a company with limited liability with a focus on marketing, operation and management services of technology parks.

(9)

Shanghai Nam Tai Business Incubator Co., Ltd., was established in the PRC in May 2019 as a limited liability company. It is expected to engage in scientific research and technology services to provide business incubator management and offering business management consulting services.

(10)	Nam Tai (Shenzhen) Consulting Co., Ltd., was established in the PRC in September 2019 as a limited liability company. It is expected to engage in leasing and business consulting services.

D. Property, Plants and Equipment

The table below lists the locations, square meters, principal use and the expiration dates of land use rights on the facilities used in our principal operations as of December 31, 2019:

Location	Approximate Square Meters	Principal or Presently Contemplated Use	Owned or lease expiration date
Shenzhen, China
Guangming District	103,739	Nam Tai Inno Park	2057
Gushu Community	22,364	Nam Tai Technology Center	2068
Gushu Community	26,313	Nam Tai Inno Valley and First Corporate Headquarters	2049
Baoan District	1,207	Qianhai Office	2054
Baoan District	7,500	Nam Tai • Tang Xi Technology Park for lease and operation	Leased until 2029
Shanghai, China
Pudong New District	3,981	Nam Tai • U-Creative Space (Lujiazui) for lease and operation	Leased until 2029
Wuxi, China
New District	43,698	Wuxi Facilities	2056
Hong Kong, SAR, China
Wanchai	277	Administrative Office	Leased until 2021

Shenzhen, China

Nam Tai Inno Park: In June 2007, we entered into an official land use rights assignment agreement and a supplemental agreement with the Shenzhen Municipal Bureau of State Land and Resources, pursuant to our official project investment agreement we signed with the Guangming Hi-Tech Industrial Park in 2006. Consequently, we acquired approximately 103,739 square meters of land zoned as “M-1” with a 50-year land use right that began in 2007 in Guangming District, Shenzhen for an aggregate price of approximately $9.1 million. We plan to develop this property under the name “Nam Tai Inno Park” as a high-end technology park.

Nam Tai Technology Center: We ceased our core liquid crystal display module, or LCM, production business and sold all of our machinery and production lines at our Gushu manufacturing facilities by the end of April 2014. We plan to develop and convert the parcel of land into a high-end technology park under the name “Nam Tai Technology Center.” After re-executing the land use rights contract, we have the right to use the land for another 50 years, starting from October 2018. We have paid additional land premiums of approximately $21.0 million and $49.0 million in October 2018 and September 2019, respectively. Nam Tai Technology Center covers a land area of 22,364 square meters and is zoned as “M-0” land.

Nam Tai Inno Valley: The project covers a land area of approximately 26,313 square meters and is currently zoned as “M-1” with a 50 year land use right that began in 1999. We plan to apply for a “M-0” zoning approval in the first half of 2020, after our existing facilities on the site have aged for 15 years in compliance with the regulatory requirement. If we are successful in receiving an “M-0” zoning designation approval for all or part of the site, we may also choose to re-execute the land use right contract to restart the 50-year term, pay the relevant additional land premiums and subdivide the title for the benefit of potential unit holders. During the second half of 2018, we renamed our existing buildings on the site as “Nam Tai Inno Valley” and partitioned and renovated our existing facilities for lease targeting technology companies.

Qianhai Office: In April 2017, we purchased a new office for a total amount of $13.4 million. This new Qianhai office is primarily held for use. The land use right of the new office will expire in 2054.

Nam Tai • Tang Xi Technology Park: The project is located in Baoan District, Shenzhen. In September 2019, we leased an industrial building with contracted floor area of approximately 7,500 square meters from a third party for a lease period of 9.6 years. We converted the building to a technology park under the name “Nam Tai • Tang Xi Technology Park”. We mainly targets enterprise tenants in industries including light production, intelligent product production and assembly, and intelligent management services. We started to optimize and renovate the building in September 2019, and opened for leasing in the fourth quarter of 2019.

Shanghai, China

Nam Tai • U-Creative Space (Lujiazui): The project is located in Lanqiao International Building, Century Avenue, Pudong New District, Shanghai. In December 2019, we signed a lease contract with a third party to lease approximately 3,981 square meters for a lease period of 9 years. The main target tenants include finance, design, consulting, advertising, and technology companies. We optimized and renovated the units in the first quarter of 2020, and we are inviting tenants to lease.

Wuxi, China

Wuxi Facilities: The production operations at our Wuxi manufacturing facilities in connection with our prior LCM production business ceased entirely in June 2013. We sold all of our machinery and production lines in September 2014. In October 2018, we signed a rental agreement to lease the former site of our Wuxi factories to a third party. The term of the lease is 12 years, with 10 months of rent-free incentives from the date the property is handed over. The property was handed over to the tenant in February 2019.

Hong Kong Special Administrative, China

Hong Kong Office: Our Hong Kong office is located in Wanchai, Hong Kong. On November 16, 2018, we moved our Hong Kong operations to a larger new office on the Hong Kong Islands occupying space of 277 square meters. Our Hong Kong office will continue to oversee our relations with various financial institutions and the international community.

For information on the construction, renovation, estimated start and completion dates of our properties, including leased properties, see “Item 4. Information on the Company—B. Business Overview—Our Projects and Properties—Project Progress”. For capital expenditure information on these properties and plants, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Historical Capital Expenditures” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Planned Capital Expenditures”. For financing of these properties and plants, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

With the discontinuation of our LCM production in April 2014, we ceased our LCM manufacturing business and turned our business focus to redeveloping three parcels of land in Gushu and Guangming, Shenzhen. We are converting these parcels of land that formerly housed our manufacturing facilities into technology parks. Our key projects currently under development are Nam Tai Inno Park and Nam Tai Technology Center. In 2019, the construction of the projects continued smoothly. We believe that we will derive our principal income in the future from the sales and rental income to be generated from these technology parks. In September 2019, we began to expand our asset-light operation. Two projects in Shenzhen and Shanghai have been leased from third parties. We are operating the projects and converting them into technology parks for tenants.

We recorded an increase in rental income of 501.4% for 2019 compared to 2018 and a decrease of 73.4% for 2018 compared to 2017, primarily due to the expiration of a leasing contract in October 2017 with a third party in connection with our old manufacturing facilities at the site of Nam Tai Inno Valley. After we renovated the old manufacturing facilities, we began to recruit tenants in July 2018 with rental income derived in 2019. In October 2018, we signed a leasing agreement to lease the Wuxi plant to a third party. The lease term is 12 years with a rent free period of 10 months from the date of delivery. The property has been delivered to a third party in February 2019.

Factors Affecting Our Results of Operations

The most significant factors that directly or indirectly affect our financial performance and results of operations are as follows:

Impact of Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this Report, we have not been materially affected by any inflation or deflation.

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

Effective from April 1, 2015, our subsidiaries in China changed their functional currency from the U.S. dollar to the RMB. This change was made upon the progress of the property development projects in China causing our subsidiaries primary operating activities to be denominated in RMB and making the RMB the currency of the economic environment in which the entities primarily generate and expend cash. As of December 31, 2019, we recorded $3.1 million of net foreign currency translation loss in accumulated other comprehensive loss as a component of shareholders’ equity.

For our company and subsidiaries outside of China, the functional currencies are U.S. dollars and Hong Kong dollars, as expense transactions are generally denominated in U.S. dollars and Hong Kong dollars. We had a significant portion of cash and cash equivalents, short term investment, and long term investment denominated in RMB. The fluctuation of foreign exchange primarily relates to our need to convert RMB to U.S. dollars and Hong Kong dollars for our operations, and the depreciation of the RMB against the U.S. dollar and/ or Hong Kong dollar reduces the U.S. dollar amount and Hong Kong dollar amounts we receive from the conversion.

The following table shows the percentage fluctuation in the exchange rate of the RMB to the U.S. dollar during each of the past three years ending December 31:

RMB Exchange Rate to $1.00 at December 31(1)
2017		2018		2019
Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)	Exchange Rate to US$1.00	Percent change(2)
6.52	6.05%	6.86	(5.21)%	6.98	(1.75)%

Notes:

(1)	RMB to U.S. dollar data presented in this table was derived from the published exchange rates from the PBOC and the Hongkong and Shanghai Banking Corporation Limited (HSBC).
(2)	Compared to the exchange rate at the preceding December 31.

The RMB appreciated against the U.S. dollar by 6.05% during 2017 but depreciated against U.S. dollar by 5.21% and 1.75% in 2018 and 2019. It is difficult to predict how market forces or PRC, or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future.

Income Taxes

Under current British Virgin Islands law, our income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below.

Under current Cayman Islands law, NTG is not subject to any profit tax in the Cayman Islands because the Cayman Islands currently has no form of income, corporate or capital gains tax. However, it may be subject to Hong Kong income taxes as described below since it is registered in Hong Kong before May 2014. Since May 2014, NTG was not registered in Hong Kong and not subject to any profit tax in Hong Kong.

Under current British Virgin Islands law, Nam Tai Holdings Limited is not subject to any profit tax in the British Virgin Islands. However, it may be subject to Hong Kong income taxes as described below since it is registered in Hong Kong in November 2012.

Our subsidiaries operating in Hong Kong are subject to an income tax rate of 16.5% for each of the years ended 2017, 2018 and 2019. We calculate income tax provision by applying the income tax rate to our estimated taxable income earned in or derived from operations in Hong Kong during the applicable period.

Efforts by the PRC government to increase tax revenues could result in decisions with respect to, or interpretations of, the tax laws by China’s tax authorities that are unfavorable to us, that increase our future tax liabilities, or deny us expected refunds. Changes in PRC tax laws or their interpretation or application may subject us to additional PRC taxation in the future. For example, following the implementation of the EIT Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. During the years of 2013 through 2019, the EIT rate is 25%.

Our effective tax rate was 0% for each of the two years ended December 31, 2017 and 2018 and 13% for the year ended December 31, 2019, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31,
	2017	2018	2019
Applicable statutory tax rates	25%	25%	25%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	5%	(4)%	(1)%
Change in valuation allowance	44%	(17)%	6%
Reversal of tax loss cannot be recoverable in future	24%	—	—
Tax (expense) benefit arising from items which are not assessable (deductible) for tax purpose: Non-deductible and non-taxable items:	(79)%	1%	(15)%
Loss from discontinued operations and others	(19)%	(5)%	(2)%
Effective tax rates	—	—	13%

Overview of Financial Results

The following table sets forth key operating results for the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,			% increase/(decrease)
	2017	2018	2019	2018 vs 2017	2019 vs 2018
	(in thousands of U.S. dollars, except per share data)
Revenue	$1,851	$493	$2,965	(73.4%)	501.4%
Gross profit	$1,851	$420	$1,609	(77.3%)	283.1%
Net loss from operations	$(7,599)	$(20,795)	$(17,335)	n/a(1)	n/a(1)
Income (loss) before income tax	$3,944	$(13,254)	$(15,231)	n/a(1)	n/a(1)
Consolidated net income (loss)	$3,944	$(13,254)	$(13,191)	n/a(1)	n/a(1)
Basic income (loss) per share	$0.11	$(0.35)	$(0.34)	n/a(1)	n/a(1)
Diluted income (loss) per share	$0.11	$(0.35)	$(0.34)	n/a(1)	n/a(1)

Note:

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

The following table sets forth other income (expense), net for the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,			% increase/(decrease)
	2017	2018	2019	2018 vs 2017	2019 vs 2018
	(in thousands of U.S. dollars)
Foreign exchange gain (loss), net	$8,582	$(1,297)	$(516)	n/a(1)	n/a(1)
Gain on disposal of idle property, plant and equipment	$—	$—	$130	n/a(1)	n/a(1)
Interest expense	—	—	(67)
Loss from discontinued operations	$(693)	$—	$—	n/a(1)	n/a(1)
Income from selling residual scraps from demolished buildings	$529	$—	$—	n/a(1)	n/a(1)
Others	$77	$583	$200	657.1%	(65.7)%
	$8,495	$(714)	$(253)	n/a(1)	n/a(1)

Note:

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

Foreign exchange loss, net is primarily attributable to the depreciation of RMB against U.S. dollar. RMB appreciated to RMB6.52 to US$1.00 as of December 31, 2017 and depreciated to RMB6.86 to US$1.00 as of December 31, 2018 and depreciated to RMB6.98 to US$1.00 as of December 31, 2019.

Other income in 2017 and 2018 was primarily related to sales proceeds of the materials of our old factory buildings of Nam Tai Technology Center after their demolition, in the amount of $0.5 million and $0.2 million in 2017 and 2018, respectively. In 2019, other expenses were mainly related to the $0.2 million of project delay fine from the Nam Tai Inno Park.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

For more information on our significant accounting policies, see Note 2 “Summary of Significant Accounting Policies” in the notes to our consolidated financial statements, included elsewhere in this Report.

Impairment of Long-lived Assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

We assess the recoverability of the carrying value of long-lived assets by first grouping long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group). Next, we estimate the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. We determine fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or by obtaining external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present.

For the years ended December 31, 2017, 2018 and 2019, we did not recognize any impairment.

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

Revenue Recognition

We mainly generate revenue by operating the industrial parks and providing property management services.

For lease income: Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee’s obligation to pay rent.

For property service income: According to Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 606 “Revenue form Contracts with Customers”, the realization of property service revenue can be recognized as the performance obligation is satisfied over time as services are rendered.

Income Taxes

Deferred income taxes are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts on the consolidated financial statements. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

Share Options

We have two stock-based employee compensation plans, as more fully described in Note 9(b). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models. If the award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Useful Lives of Property, Plant and Equipment

In accordance with its policy, we review the estimated useful lives of its fixed assets on an ongoing basis. This review indicated that the useful lives of certain buildings at Wuxi factory were longer than the previous estimated useful lives due to the change of function of these buildings. As a result, effective from February 1, 2019, we changed the estimates of the useful lives of these buildings in Wuxi to better reflect the estimated periods during which these assets will remain in service. The estimated useful lives of the buildings that previously averaged 20 years were increased to an average of 47 years. The effect of this change in estimate reduced 2019 depreciation expense by $674.

Recently Issued Accounting Pronouncements

See Note 2(u) (recent changes in accounting standards) in the notes to our consolidated financial statements, included elsewhere in this Report.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of operation income for the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
	2017		2018	2019
Revenue	100.0%		100.0%	100.0%
Cost of revenue	—		(14.8)%	(45.7)%
Gross profit	100.0%		85.2%	54.3%
General and administrative expenses(1)	(510.5)%		(4,138.3)%	(421.1)%
Selling and marketing expenses	—		(164.9)%	(217.9)%
Net loss from operations	(410.5)%		(4,218.0)%	(584.7)%
Other income (expenses), net	458.9%		(144.8)%	(8.5)%
Interest income	411.7%		1,136.1%	79.5%
Loss on demolished building facilities	—		(826.4)%	—
Gain on disposal of property	—		1,371.8%	—
Write off of demolished building	(247.1	) %	(7.1)%	—
Income (loss) before income tax	213.0%		(2,688.4)%	(513.7)%
Deferred income tax benefit	—		—	68.8%
Consolidated comprehensive income (loss)	213.0%		(2,688.4)%	(444.9)%

Note:

(1)	General and administrative expenses include employee severance benefits of $0.2 million, $0.3 million and $1.5 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue. Our revenue increased to $3.0 million in 2019 from $0.5 million in 2018. This increase was mainly attributable to the increase in rental income of $1.6 million from the existing factory buildings located on the sites of Gushu, Shenzhen, and the signing of the leasing agreement for our plant in Wuxi in October 2018, which resulted in an increase in rental income of $0.9 million in 2019.

Cost of Revenue. Our cost of revenue increased to $1.4 million in 2019 from $0.07 million in 2018. The increase was mainly due to the increase in rental cost of $1.0 million and hydropower of $ 0.3 million.

General and Administrative Expenses. Our general and administrative expenses decreased to $12.5 million in 2019 from $20.4 million in 2018. The $7.9 million decrease was mainly attributable to the decrease in depreciation of the Wuxi plant’s depreciation of $2.9 million, the decrease of option expenses of $2.5 million, and the decrease of $3.1 million in salaries and benefits due to a change in our organizational structure.

Selling and Marketing Expense. Our selling and marketing expense increased to $6.5 million in 2019 from $0.8 million in 2018. The $5.7 million increase was mainly attributable to the increase of $3.5 million in promotion expense, the increase of $1.1 million in salaries and benefits due to a change in our organizational structure and the increase of $0.5 million in property management fee.

Other Income (Expenses), Net. During 2019, our other expenses were $0.3 million compared to other expenses of $0.7 million in 2018. The decrease in other expenses was mainly attributable to the exchange loss of $0.5 million due to the depreciation of RMB against U.S. dollar.

Interest Income. Our interest income was $2.4 million in 2019, which decreased by $3.2 million from $5.6 million in 2018. The decrease was primarily the result of lower short term and long term investments, which decreased from $49.2 million in 2018 to $2.2 million in 2019, as we used such funds for the construction of our real estate developments and the payment of premium land price.

Consolidated Comprehensive Income (Loss). Consolidated comprehensive loss was $16.3 million in 2019 as compared to consolidated comprehensive income of $23.7 million in 2018. Consolidated comprehensive loss in 2019 mainly consisted of general and administrative expenses of $12.5 million, a foreign currency translation loss of $3.1 million and an exchange loss of $0.5 million as a result of the depreciation of the Renminbi against the U.S. dollar, and selling expense of $6.5 million; offset in part by $2.4 million interest income and $1.6 million operating income and $2.0 million deferred income tax benefit. Consolidated comprehensive loss in 2018 mainly consisted of general and administrative expenses of $20.4 million, a foreign currency translation loss of $10.4 million and an exchange loss of $1.3 million as a result of the depreciation of the Renminbi against the U.S. dollar, a loss of $4.1 million related to the disposal of certain fixed assets in our Wuxi factory; offset in part by a gain of $6.8 million on disposal of an office property in Hong Kong, interest income of $5.6 million earned from time deposits and operation income of $0.4 million.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue. Our revenue decreased to $0.5 million in 2018 from $1.9 million in 2017. This decrease was mainly related to the expiration of a prior rental contract with a third party in October 2017, partially offset by rental income from the existing factory buildings located on the site of Nam Tai Inno Valley that were re-rented to other tenants beginning in July 2018.

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

Other (Expenses) Income, Net. During 2018, our other expenses were $0.7 million compared to other income of $8.5 million in 2017. The increase in other expenses was mainly attributable to the loss on currency exchange due to depreciation of RMB against U.S. dollar from 6.52:1 in January 2018 to 6.86:1 in December 2018, and the gain on currency exchange due to appreciation of RMB against U.S. dollar from 6.94 in January 2017 to 6.52 in December 2017.

Interest Income. Our interest income was $5.6 million in 2018, which decreased by $2.0 million from $7.6 million in 2017. The decrease was primarily the result of lower cash and cash equivalents, short term and long term investments, which decreased from $167.5 million in 2017 to $112.1 million in 2018 as we used such funds for the construction of our real estate developments.

Consolidated Comprehensive (Loss) Income. Consolidated comprehensive loss was $23.7 million in 2018 as compared to consolidated comprehensive income of $10.3 million in 2017. Consolidated comprehensive loss in 2018 mainly consisted of general and administrative expenses of $20.4 million, a foreign currency translation loss of $10.4 million and an exchange loss of $1.3 million as a result of the depreciation of the Renminbi against the U.S. dollar, a loss of $4.1 million related to the disposal of certain fixed assets in our Wuxi factory; offset in part by a gain of $6.8 million on disposal of an office property in Hong Kong, interest income of $5.6 million earned from time deposits and operation income of $0.4 million. Consolidated comprehensive income in 2017 mainly consisted of an exchange gain of $8.6 million and a foreign currency translation gain of $6.3 million as a result of the appreciation of Renminbi against the U.S. dollar during the twelve months ended December 31, 2017, interest income of $7.6 million earned from time deposits and operation income of $1.9 million; offset in part by general and administrative expenses of $9.5 million and a loss of $4.6 million related to the write down of our demolished factory buildings located on the site of Nam Tai Technology Center.

B. Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity have been cash provided by operating activities, our cash and cash equivalents and long-term bank loans, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements.

In 2017, 2018 and 2019, we had net cash provided by operating activities of $2.3 million, net cash used in operating activities of $8.7 million and net cash provided by operating activities of $54.3 million, respectively.

As of December 31, 2019, we had cash and cash equivalents of $130.2 million, as compared to cash and cash equivalents of $62.9 million as of December 31, 2018.

As of December 31, 2019, we obtained bank loans of $97.98 million at interest rates ranging from 5.22% to 6.46%. For more information, see Note 8 “Bank Loans and Banking Facilities” in the notes to our consolidated financial statements, included elsewhere in this Report.

In January 2020, Zastron Shenzhen entered into a project loan agreement with Zhuhai Branch of Xiamen International Bank, or Xiamen International Bank, for a loan facility of $15.76 million with a term of two years. This loan was secured by the buildings and the related land use right (land parcel number: A116-0018) which are located on the Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City and Nam Tai Investment provided guarantee.

During each of the years of 2017, 2018 and 2019, our primary uses of cash were payments relating to the development of our land parcels in Guangming and Gushu.

Historical Capital Expenditures

During each of the years of 2017, 2018 and 2019, our primary uses of cash were payments relating to the development of our land parcels in Guangming and Gushu.

The table below shows our major capital expenditures for the years 2017, 2018 and 2019:

	Year Ended December 31,
	2017	2018	2019
	(in thousands of U.S. dollars)
Nam Tai Inno Park	$16,269	$49,247	$66,839
Nam Tai Technology Center (formerly known as Phase I of Nam Tai Inno City until June 2019)	$847	$72,555	$16,645
Qianhai Office	$13,376	$1,062	$105
Nam Tai Inno Valley (formerly known as Phase II of Nam Tai Inno City until June 2019)	$—	$1,070	$62
Total	$30,492	$123,934	$83,651

Our plans for capital expenditures are subject to change from time to time and could change as a result from, among other things, our consummation of any significant acquisition or strategic investment opportunities, which we regularly explore, and prevailing economic conditions.

Planned Capital Expenditures

In 2020, our planned capital expenditures are estimated to be $93.6 million for the two major real estate development projects, of which $60.4 million has been allocated to Nam Tai Inno Park and $33.2 million has been allocated for Nam Tai Technology Center. In 2020, we also plan to add asset-heavy development projects in the Guangdong-Hong Kong-Macau Greater Bay Area, by the methods of bidding, auctioning listing or acquisitions, etc, as well as asset-light operation projects.

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

Cash Flow

The following table sets forth, for the years ended December 31, 2017, 2018 and 2019, selected consolidated cash flow information:

	Year Ended December 31,
	2017	2018	2019
	(in thousands of U.S. dollars)
Net cash provided by (used in) operating activities	$2,259	$(8,733)	$54,318
Net cash provided by (used in) investing activities	$62,615	$(78,740)	$(85,858)
Net cash (used in) provided by financing activities	$(3,358)	$(6,611)	$99,935
Net increase (decrease) in cash and cash equivalents	$61,516	$(94,084)	$68,395

2019

Net cash provided by operating activities for 2019 was $54.3 million. This consisted primarily of a $13.2 million consolidated net loss, gains on disposal of property, plant, and equipment of $0.1 million, increases in prepaid expenses and other receivables of $1.5 million and increase of deferred income tax benefit of $2.0 million. Net cash used in operating activities was partially offset by non-cash items of depreciation and amortization of $1.5 million, share-based compensation expense of $0.5 million, unrealized exchange loss of $0.5 million, increase of lease deposits of $0.1 million and accrued expenses and other payables of $1.8 million and advance from customers of $67.4 million.

Net cash used in investing activities was $85.9 million for 2019, which consisted primarily of payment of real estate properties under development of $132.1 million, purchase of property, plant and equipment of $0.9 million, partially offset by the receipt of proceeds from disposal of property, plant, and equipment of $0.2 million, redemption of marketable securities of $ 7.6 million and decrease in short term investments of $39.3 million.

Net cash provided by financing activities was $99.9 million for 2019, which primarily consisted of $98.0 million for proceeds from bank loans and $2.6 million for proceeds from option exercise, but partially offset by $0.5 million for debt issuance cost and $0.2 for repayment of bank loans.

2018

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

Net cash used in investing activities was $78.7 million for 2018, which consisted primarily of an increase in short term investments of $39.4 million, payment of real estate properties under development of $39.6 million, purchase of marketable securities of $7.6 million, purchase of property, plant and equipment of $2.1 million, partially offset by the receipt of proceeds from disposal of property, plant, and equipment of $9.8 million.

Net cash used in financing activities was $6.6 million for 2018, which primarily consisted of $10.6 million for cash dividends paid, but partially offset by $4.0 million for proceeds from option exercise.

2017

Net cash provided by operating activities for 2017 was $2.3 million. This consisted primarily of a $3.9 million consolidated net income, write off of demolished buildings on our Nam Tai Technology Center site of $4.6 million, non-cash items share-based compensation expense of $1.1 million, and depreciation and amortization of $0.3 million. Net cash provided by operating activities was partially offset by unrealized foreign exchange gain of $6.7 million, and an increase in prepaid expense and other receivables of $1.0 million.

Net cash provided by investing activities was $62.6 million for 2017, which consisted primarily of a decrease of $89.7 million for short term investments, but partially offset by payment of real estate properties under development of $11.9 million, purchase of property, plant and equipment of $13.4 million, and an increase in long term investment of $2.3 million.

Net cash used in financing activities was $3.4 million for 2017, represented by $10.3 million for cash dividends paid, but partially offset by $6.9 million for proceeds from option exercises.

For the years ended December 31, 2017, 2018 and 2019, we had no material transactions, arrangements or relationships with unconsolidated affiliated entities that were reasonably likely to affect our liquidity.

Capital Resources

As of December 31, 2019, we had $132.4 million in cash and cash equivalents and short-term investments, compared with $109.9 million in cash and cash equivalents and short-term investments, and $2.2 million of long term investments, as of December 31, 2018.

As of December 31, 2019, we have entered into various agreements with five banks and obtained a total credit line of $ 298.9 million. We have withdrawn $ 98.0 million. We may raise funds on the Company’s unfinanced assets when needed to support our operation and development of the Company.

Holding Company Structure

Nam Tai Property Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in the PRC and its subsidiaries in the PRC. As a result, Nam Tai Property Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in the PRC is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary in the PRC and each of its subsidiaries in the PRC is required to set aside at least 11% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C. Research and Development, Patents and licenses, etc.

Not applicable.

D. Trend Information

Upon the cessation of our original core LCM production business in April 2014, we changed our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc. and turned our business focus to the redevelopment of three parcels of land in Guangming and Gushu, Shenzhen, PRC into high-end technology parks. We believe that in the future, the main revenue of the company will come from the sale and rental income of these technology parks.

Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from the year ended December 31, 2019 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

For 2019, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

The contractual obligations of our company, including purchase commitments under non-cancelable arrangements as of December 31, 2019, are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments due by period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(in thousands of U.S. dollars)
Contractual Obligations
Capital commitments	$76,321	$20,904	$31,909	$21,749	$1,759

G. Safe Harbor

See “Note Regarding Use of Forward Looking Statements” at the beginning of this Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our current directors and senior management, and their ages as of January 31, 2020, are as follows:

Name	Age	Position/Title
Ying Chi Kwok	52	Chairman of our Board of Directors and Chief Executive Officer
Hao Xu	35	Director
Peter R. Kellogg	77	Director
Dr. Wing Yan (William) Lo	59	Director
Mark Waslen	59	Director
Vincent Fok	49	Director
Si Zong Wu	67	Director
Dr. Aiping Lyu	56	Director
Yu Zhang	39	Chief Financial Officer

Ying Chi Kwok. Mr. Kwok has served on our Board of Directors since October 2017 and has served as our chief executive officer since February 2018 and the chairman of our Board of Directors since June 4, 2018. Mr. Kwok was the co-founder of Kaisa Group Holdings Limited and Fulbright Financial Group. Kaisa Group Holdings Limited was established in 1999, where Mr. Kwok served as one of its directors. Kaisa Group Holdings Limited was listed on the Hong Kong Stock Exchange in 2009 (SEHK: 1638) and Mr. Kwok served as its vice-chairman and a director from 2009 to 2014. Since 2015, Mr. Kwok has been serving as Kaisa Group Holdings Limited’s senior adviser.

Hao Xu. Mr. Xu has served on our Board of Directors since August 2018. Mr. Xu is an experienced investor and manager in real estate with a focus in the Chinese market. Mr. Xu began his career in 2006, straddling the London and Hong Kong offices of The Royal Bank of Scotland as an investment banker focusing on real estate in Asia. In 2011, he joined Fineland Real Estate Holdings as deputy general manager of finance and, in 2013, Verdant Capital Group as vice president in coverage and investment. Since 2015, Mr. Xu has served as a vice-president of Kaisa Group Holdings Limited and the president of its subsidiary, Kaisa Financial Group Holdings Limited, as well as a general manager in its group investing bank department. In 2017, Mr. Xu was appointed to the board of directors of Kaisa Health Group Holdings Limited (SEHK:876). Mr. Xu received a Bachelor of Science degree in Accounting and Finance from the London School of Economics in 2005 and a Master of Philosophy in Real Estate Finance from University of Cambridge in 2006.

Peter R. Kellogg. Mr. Kellogg has served on our Board of Directors since June 2000 and is a member of our audit committee, compensation committee and nominating and corporate governance committee. Mr. Kellogg was a senior managing director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg is also a member of the board of the Ziegler Companies and the U.S. Ski Team.

Dr. Wing Yan (William) Lo. Dr. Lo has served on our Board of Directors since July 2003 and is the chairman of our compensation committee and nominating and corporate governance committee. Dr. Lo is an experienced executive in the TMT (technology, media and telecommunications) and consumer sectors. He has held senior positions in the past in China Unicom, Hongkong Telecom, Citibank HK, I.T. Limited, South China Media Group and Kidsland International Holdings Limited. He is currently the chairman of Captcha Media Ltd., a digital marketing and strategy agency, as well as that of a new retail advisory platform, OtoO Academy Limited & Strategenes Limited, a financial and strategy advisory firm in Hong Kong. Dr. Lo graduated from Cambridge University with a M.Phil. degree in Pharmacology and a Ph.D. degree in Molecular Neuroscience in the 80’s. Dr. Lo currently serves as an independent non-executive director of a number of publicly listed companies in Hong Kong, including Television Broadcasts Ltd. (SEHK: 511), CSI Properties Ltd. (SEHK: 497), SITC International Limited (SEHK: 1308), Jing Rui Holdings Limited (SEHK:1862) and Brightoil Petroleum Holdings Limited (SEHK:0933). Dr. Lo is also the Founding Governor of the Charles K. Kao Foundation for Alzheimer’s Disease and the ISF Academy as well as the present Chairman of Junior Achievement HK. Recently, Dr. Lo is a member of the Cyberport Advisory Panel and a member of the Hospital Governing Committee of the Hong Kong Red Cross Blood Transfusion Service. Dr Lo has also been tasked by the United Nations ESCAP to lead a task force for the Sustainable Business Network’s to look at financial inclusion leveraging Fintech in the region. In 1998, Dr. Lo was appointed as a Hong Kong Justice of the Peace. From 2003 to 2016, he was appointed as a Committee Member of Shantou People’s Political Consultative Conference.

Mark Waslen. Mr. Waslen has served on our Board of Directors since July 2003 and is a member of our audit committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including financial controller, secretary and treasurer. Since June 1, 2010, Mr. Waslen is employed as a partner with MNP, a Canadian Chartered Accountant and business advisory firm. From 2001 to 2010, Mr. Waslen was employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. Prior to joining Berris Mangan, Mr. Waslen worked at various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.

Vincent Fok. Mr. Fok has served on our Board of Directors since June 2018 and is the chairman of our audit committee and a member of our compensation committee and nominating and corporate governance committee. Mr. Fok is a senior managing director of FTI Consulting, a U.S.-listed global business advisory firm assisting companies to protect and enhance their enterprise value. Mr. Fok also serves as an independent non-executive director of Kaisa Health Group Holdings Limited (SEHK:876.) and Shirble Department Store Holdings (China) Limited (SEHK:312). From November 17, 2009 to December 30, 2014, Mr. Fok served as an independent non-executive director of Kaisa Group Holdings Limited (SEHK:1638). From August 31, 2011 to October 8, 2014, Mr. Fok served as a director of Emerson Radio Corp. (NYSE:MSN). From December 1, 2009 to June 15, 2012, Mr. Fok also served as a non-executive director of Delong Holdings Limited (SGX:BQO). Mr. Fok is an associate member of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant (Australia) and a member of the Hong Kong Institute of Directors. Mr. Fok graduated from Australian National University with a bachelor’s degree in commerce.

Si Zong Wu. Professor Wu has served on our Board of Directors since June 2019 and is a member of our audit committee, compensation committee and nominating and corporate governance committee. Professor Wu is a professor and a doctoral tutor at Tongji University since 1997. He also serves as the Secretary of the Party Committee and the vice dean of the Economic and Management School of Tongji University. Professor Wu is the vice president of Shanghai Marketing Society and the standing director of China Marketing Society. Professor Wu lectures in economics and international trade. His main research fields include business management, marketing and international trade. From 1994 to 1997, he was the head of affairs committee of the International Trade Faculty at Jiangxi University of Finance and Economics. From 2001 to 2008, Professor Wu published several theses and was involved in various research projects in his fields of expertise. He also published various books in marketing, commerce and trade from 2000 to 2007. Professor Wu received his bachelor degree in Economics from Jianxi University of Finance and Economics in 1982. In 1995, he received his master degree in Economics at Shanghai University of Finance and Economics. Professor Wu is, concurrently, the executive director and general manager of Shanghai Guanzong Investment Management Co., Ltd.; independent director of Shanghai Shimao Co., Ltd. (SSE: 600823) and AnHui Higasket Plastics Co., Ltd.; independent non-executive director of Top Spring International Holdings Ltd. (SEHK: 2688); and director of Chitina Holding Ltd. (TPE: 4137), Ningbo HOBOS Energy Conservation and Technology Co., Ltd. (NEEQ: 830954) and Huajiang Holding Co., Ltd. (NEEQ: 430634).

Dr. Aiping Lyu. Dr. Lyu has served on our Board of Directors since June 2019 and is a member of our audit committee, compensation committee and nominating and corporate governance committee. Dr. Lyu is the Chair Professor and Dean of School of Chinese Medicine of Hong Kong Baptist University since February 2012. He is a member of the Chinese Medicine Development Committee in Hong Kong and a member of Biology and Medicine Panel of The Research Grants Council in Hong Kong. He also currently serves as a member of the Chinese Pharmacopoeia Commission of the People’s Republic of China. Dr. Lyu had been focused on the translational research in Chinese medicine, including pharmacological and clinical evaluation on rheumatoid arthritis with traditional Chinese medicine pattern diagnosis and interventions, and development of new drugs based on Chinese medicines. Dr. Lyu is also actively involved in the research on the standardization of Chinese medicine and strategic plan research for Chinese medicine development in China. Since 2009, Dr. Lyu has been appointed as the head of the Chinese Delegation in the Technical Committee of the International Organization for Standardization on traditional Chinese medicine (ISO/TC249). Over the years, Dr. Lyu has obtained more than 60 patents from his research activities and published more than 30 books and over 500 articles. Dr. Lyu obtained his bachelor degree from Jiangxi University of Traditional Chinese Medicine in 1983, and further obtained his master and PhD degrees in the China Academy of Traditional Chinese Medicine in Beijing (presently known as the China Academy of Chinese Medical Sciences). Dr. Lyu has served as an independent non-executive director of Kaisa Health Group Holdings Limited (SEHK: 876) since March 2018.

Yu Zhang. Ms. Zhang has served as our chief financial officer since February 2018. Previously, she served as the chief financial officer of our PRC subsidiaries from September 2017 to January 2018. Ms. Zhang is a qualified CPA in the PRC. Prior to joining Nam Tai, Ms. Zhang worked as a financial manager in Kaisa Group and was primarily in charge of audit for Kaisa Group’s resumption of trading and for its various bond issuances. Ms. Zhang also practiced as a senior auditor and tax consultant for many years in Jonten Certified Public Accountants (LLP). Her audit practices encompass a wide range of matters, including IPO, due diligence investigation, mergers and acquisitions. Ms. Zhang has solid work experience in the areas of real estate development in China, including financial management, internal control, tax planning, investment and fund raising.

No family relationship exists among any of our directors or members of our senior management and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. Directors are elected each year at our annual meeting of shareholders or serve until their respective successors take office or until their death, resignation or removal. Members of senior management serve at the approval of our Board of Directors. Our Board of Directors approved the departure of Mr. Julian Lin, or Mr. Lin, as our president and general counsel, effective on October 28, 2019.

B. Compensation

Compensation of Directors and Executive Officers

The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2019 that we or any of our subsidiaries paid to all of our directors and executive officers as a group for their services in all capacities to our company or any of our subsidiaries was approximately $3.92 million.

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

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, or MPF, scheme, which is a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. The MPF is available to all employees aged 18 to 64 and with at least 60 days of service at Nam Tai in Hong Kong. We contribute 5% of each qualifying employee’s income. The maximum income for contribution purposes per employee is $3,831 per month. Staff members are entitled to 100% of our contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong at the end of employment contracts.

The cost of our contributions to the staff retirement plans in Hong Kong and China amounted to approximately $0.2 million, $0.3 million and $0.4 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Except as disclosed above, we did not set aside or accrue any amounts by our company or our subsidiaries to provide pension, retirement or similar benefits.

Indemnification Agreements

We have entered into indemnification agreements with some of our directors and each of our executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company. We plan to extend the indemnification agreement to all of our directors and executive officers.

Employee Stock Option Plans

We have two stock option plans- our 2016 stock option plan and 2017 stock option plan. In April 2016, our Board of Directors approved our 2016 stock option plan, which was subsequently approved by the shareholders at the 2016 annual general meeting of shareholders. The maximum number of shares to be issued pursuant to our 2016 stock option plan is 3,500,000 shares. In April 2017, our Board of Directors approved our 2017 stock option plan, which was subsequently approved by the shareholders at the 2017 annual general meeting of shareholders. Our 2017 stock option plan has the same terms and conditions as the 2016 stock option plan, except that the maximum number of shares to be issued pursuant to exercise of options granted is 1,500,000 shares.

As of December 31, 2019, 662,200 shares under our 2016 stock option plan and 1,380,000 shares under our 2017 stock option plan were still available for our future grants. Under our 2016 and 2017 stock option plans, the terms and conditions of individual grants may vary subject to the following: (1) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (2) the term of incentive stock options may not exceed ten years from the date of grant and (3) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to our share capital and necessary to preserve the intrinsic value of the granted options.

Options Held by Directors and Executive Officers

The following table summarizes certain information as of January 31, 2020 concerning the options (excluding awards that were exercised or expired and forfeited) we granted to our current directors and executive officers.

Name	Number of Common Shares Underlying the Options Outstanding as of January 31, 2020	Exercise Price ($/Share)	Date of Grant	Date of Expiration
		See Note *
Ying Chi Kwok	900,000		January 22, 2020	December 31, 2020, 2021, 2022, 2023 and 2024
Hao Xu	30,000		August 1, 2018	December 31, 2020
Peter R. Kellogg	30,000		July 29, 2016	December 31, 2020
Dr. Wing Yan (William) Lo	30,000		July 29, 2016	December 31, 2020
Mark Waslen	30,000		July 29, 2016	December 31, 2020
Vincent Fok	30,000		June 4, 2018	December 31, 2020
Si Zong Wu	30,000		June 25, 2019	December 31, 2020
Dr. Aiping Lyu	30,000		June 25, 2019	December 31, 2020
Yu Zhang	200,000		January 22, 2020	December 31, 2020, 2021, 2022, 2023 and 2024

____________

Note:

*	The exercise prices are at a range of $6.22 to $12.20 per share.

C. Board Practices

All directors hold office until our next annual meeting of shareholders, which generally is in the summer of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The full board appoints the members and the chairman of our board committees, who serve at the request of our Board of Directors. Nam Tai does not have any director service contracts providing for benefits upon termination of service as a director or employee (if employed).

Corporate Governance Guidelines

We have adopted a set of corporate governance guidelines which are available on our website at https://www.namtai.com/governance/index.html. The contents of this webpage address are not a part of this Report. Shareholders also may request a free copy of our corporate governance guidelines in print form by making a request to:

Mr. Peter Poulos, H+K Strategies

Telephone: +1 646 586-5701

E-mail: namtai@hkstrategies.com

NYSE Listed Company Manual Disclosure

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. The management believes that there are no significant ways in which our corporate governance standards differ from those followed by U.S. domestic companies under NYSE listing standards.

Committees of our Board of Directors

The charters for our audit committee, compensation committee and nominating and corporate governance committee are available on our website at https://www.namtai.com/governance/index.html. The contents of this webpage address are not a part of this Report. Shareholders may request a copy of each of these charters from the address and phone number set forth in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate Governance Guideline.”

Each of the members of our Board of Directors serving on our audit committee, compensation committee and nominating and corporate governance committee are “independent” as that term is defined in Corporate Governance Rules of the NYSE.

We have adopted the directors’ independence criteria as established by NYSE under Section 303A.02 of the Corporate Governance Rules of NYSE.

Audit Committee

The primary duties of our audit committee are reviewing, acting on and reporting to our Board of Directors with respect to various auditing and accounting matters, including the selection of independent registered public accounting firm, the scope of annual audits, the fees to be paid to the independent registered public accounting firm and the review of the performance of the independent registered public accounting firm and accounting practices, as well as reviewing and approving all proposed related party transactions and reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies.

Our audit committee consists of five independent directors: Vincent Fok, Peter Kellogg, Mark Waslen, Si Zong Wu and Dr. Aiping Lyu, each of them have satisfied the independence requirements of NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. Vincent Fok serves as the chairman of our audit committee and as a “financial expert”.

Compensation Committee

The primary duties of our compensation committee are to recommend (1) the compensation of our Board of Directors; (2) compensation of any directors who are executives and the chief executive officer with reference to achievement of corporate goals and objectives established in the previous year; (3) compensation of other senior management if required by our Board of Directors; and (4) our equity-based and incentive compensation programs and grants thereunder.

Our compensation committee consists of five independent directors: Dr. William Lo, Peter Kellogg, Vincent Fok, Si Zong Wu and Dr. Aiping Lyu, each of them have satisfied the independence requirements of NYSE. Dr. William Lo serves as the chairman of our compensation committee.

Nominating and Corporate Governance Committee

The primary duties of our nominating and corporate governance committee consist of (1) assisting our Board of Directors by actively identifying individuals qualified to become the members of our Board of Directors consistent with criteria approved by our Board of Directors; (2) recommending to our Board of Directors the director nominees for election at the next annual meeting of stockholders, the member nominees for our audit committee, compensation committee and nominating and corporate governance committee on an annual basis; (3) reviewing and recommending to our Board of Directors whether it is appropriate for such director to continue to be a member of our Board of Directors in the event that there is a significant change in the circumstance of any director that would be considered detrimental to our business or his/her ability to serve as a director or his/her independence; (4) reviewing the composition of our Board of Directors on an annual basis; (5) recommending to our Board of Directors a succession plan for the chief executive officer and directors, if necessary; (6) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; (7) establishing criteria to be used in connection with the annual self-evaluation of our nominating and corporate governance committee; and (8) developing and recommending to our Board of Directors and administering our corporate governance guidelines.

Our nominating and corporate governance committee consists of five independent directors: Dr. William Lo, Peter Kellogg, Vincent Fok, Si Zong Wu and Dr. Aiping Lyu, each of them have satisfied the independence requirements of NYSE. Dr. William Lo serves as the chairman of our nominating and corporate governance committee.

D. Employees

The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2017, 2018 and 2019.

		At December 31,
Geographic Location	Main Activity	2017	2018	2019
Shenzhen, PRC
	Administration	45	46	31
	Project development	8	30	28
	Selling and marketing	—	14	39
	Total Shenzhen	53	90	98
Wuxi, PRC
	Administration	4	5	1
	Total Wuxi	4	5	1
Hong Kong
	Administration	6	4	6
	Total Hong Kong	6	4	6
Total Employees		63	99	105

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share Ownership of Directors and Management

For information regarding the numbers and percentage ownership of our shares, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Beneficial Ownership of Our Common Shares by Our Directors, Management and Principal Shareholders.

For information regarding the option awards, see “Item 6. Directors, Senior Management and Employees— B. Compensation— Options Held by Directors and Executive Officers.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Beneficial Ownership of Our Common Shares by Our Directors, Senior Management and Principal Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of January 31, 2020, by each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us who own beneficially 5% or more of our common shares, and each of our current directors and senior management.

	Shares beneficially owned(1)
Name	Number		Percent
Kaisa Group Holdings Limited	9,191,050	(2)	23.7%
Peter R. Kellogg	7,399,794	(3)	19.1%
IsZo Capital LP	2,568,170	(4)	6.6%
Kahn Brothers LLC	2,107,563	(5)	5.4%
Ying Chi Kwok	180,000	(6)	*
Mark Waslen	145,000	(7)	*
Dr. Wing Yan (William) Lo	30,000	(8)	*
Vincent Fok	30,000	(8)	*
Hao Xu	30,000	(8)	*
Si Zong Wu	30,000	(8)	*
Dr. Aiping Lyu	30,000	(8)	*
Yu Zhang	40,000	(9)	*

Notes:
*	Less than 1%.
(1)

Percentage of ownership calculated is based on 38,764,991 common shares outstanding as of January 31, 2020. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, options which are exercisable within 60 days of January 31, 2020 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)

Represents 9,191,050 of our common shares beneficially held by Kaisa Group Holdings Limited through its indirect wholly-owned subsidiary, Greater Sail Limited, a company incorporated in British Virgin Islands, as reported on the 13D/A filed with the SEC by Kaisa Group Holdings Limited on December 31, 2019. Kaisa Group Holdings Limited is a company incorporated in Cayman Islands and its principal place of business is Suite 2001, 20th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(3)

Includes 5,774,800 common shares held indirectly through I.A.T. Reinsurance Syndicate Ltd., a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of the shares held by I.A.T. Reinsurance Syndicate Ltd. Also includes 30,000 common shares issuable upon exercise of options held by Mr. Kellogg within 60 days from January 31, 2020.

(4)

Represents 2,568,170 of our common shares as of December 31, 2019 held by IsZo Capital LP, as reported on the Schedule 13G/A filed with the SEC by IsZo Capital LP on February 14, 2020. IsZo Capital GP LLC, its general partner, IsZo Capital Management LP, its investment manager, and Brian L. Sheehy, the managing member of IsZo Capital GP LLC and the president of IsZo Capital Management LP, may each be deemed to have voting and dispositive power with respect to our shares held by IsZo Capital LP. Each of IsZo Capital LP and IsZo Capital Management LP is a limited partnership formed under the laws of the State of Delaware. IsZo Capital GP LLC is a limited liability company formed under the laws of the State of Delaware. Mr. Sheehy is a citizen of the United States. The business address of IsZo Capital LP at 590 Madison Avenue, 21st Floor, New York, New York 10022

(5)	As reported on a Schedule 13G/A filed with the SEC by Kahn Brothers LLC on January 30, 2020.
(6)	Represents 180,000 common shares issuable upon exercise of options held by Mr. Kwok within 60 days from January 31, 2020.
(7)	Represents 115,000 common shares and 30,000 common shares issuable upon exercise of options held by Mr. Waslen within 60 days from January 31, 2020.
(8)	Represents 30,000 common shares issuable upon exercise of options held by each of Dr. Wing Yan (William) Lo, Vincent Fok, Hao Xu, Si Zong Wu and Dr. Aiping Lyu within 60 days from January 31, 2020.
(9)	Represents 40,000 common shares issuable upon exercise of options held by Ms. Zhang within 60 days from January 31, 2020.

To our knowledge, except as disclosed elsewhere in this Report, we are not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly through January 31, 2020.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of January 31, 2020, there were approximately 423 holders of record of our common shares. According to information provided to us by our transfer agent, 97.64% holders of record with addresses in the United States held 38,748,364 of our common shares, representing more than 99.96% of our total issued and outstanding shares, as of January 31, 2020.

We are not aware of any arrangements that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

Certain Relationships and Transactions with Kaisa Group

From time to time, we enter into transactions with Kaisa Group, our principal shareholder which held 23.7% of our outstanding capital as of January 31, 2020, and/or its subsidiaries. Mr. Ying Chi Kwok, our chairman and chief executive officer, is a co-founder and significant shareholder of Kaisa Group. Hao Xu, our director, is a current employee of Kaisa Group. Our audit committee and Board of Directors have reviewed and approved our entry into the agreements with Kaisa Group and/or its subsidiaries.

Kaisa Property Management (Shenzhen) Co., Ltd., or Kaisa Property, and Kaisa Technology Industry (XiaoGan) Co., Ltd., or Kaisa XiaoGan, are subsidiaries controlled by Kaisa Group as of December 31, 2019.

Nam Tai Inno Park

In April 2019, through a bidding process, we entered into a property management service agreement with Kaisa Property for the Industrial Showroom of Nam Tai Inno Park, or Inno Park, at a total consideration of RMB9.43 million for the period from April 2019 to April 2021, which covered the development stage. In April 2019, through a bidding process, we also entered into a property management service agreement with Kaisa Property under which Kaisa Property will provide property management services for the operation stage of Inno Park for the period from December 2020 to December 2025 and Kaisa Property will charge the tenants for its services. In January 2020, we entered into another preliminary property management service agreement with Kaisa Property under which Kaisa Property will provide property management services for the development stage of Inno Park for the period from January to December 2020 at a total consideration of RMB4.09 million. Our audit committee and Board of Directors have reviewed and approved our entry into these agreements.

Nam Tai Technology Center

In February 2020, through a bidding process, we entered into a property management service agreement with Kaisa Property for the development stage of Nam Tai Technology Center at a consideration of RMB2.69 million for the period from February 2020 to February 2021.  Our audit committee and Board of Directors have reviewed and approved our entry into these agreements.

Nam Tai Inno Valley

In November 2018, we entered into a property management service agreement with Kaisa Property, after Kaisa Property tendered a winning bid in a tender participated by four bidders. Pursuant to the property management service agreement, Kaisa Property shall provide property management services for Nam Tai Inno Valley. Prior to the bidding, our audit committee and Board of Directors reviewed and pre-approved the circumstances for Kaisa Property’s participation in the tender. The contractual amount for the property management service provided by Kaisa Property under the property management service agreement is RMB1.40 million for the period from November 2018 to November 2019. In January 2020, through a bidding process, we entered into a property management agreement with Kaisa Property for the existing buildings of Nam Tai Inno Valley at a consideration of RMB1.49 million for the period from February 2020 to February 2021. Our audit committee and Board of Directors have reviewed and approved our entry into these agreements.

Others

In November 2018, we entered into a preliminary cooperative development agreement with Kaisa XiaoGan, concerning the potential development of a digital communication base in XiaoGao, Hubei province, PRC. The agreement is preliminary in nature and provides us with a right to participate in the potential development. The agreement is valid for three years since the signing date and will automatically expire if no further agreements signed between us regarding the cooperation on branding or operation. Our audit committee and the independent members of our Board of Directors have reviewed and approved our entry into this agreement.

Certain Transaction with our Former Director

On February 12, 2018, we sold our Hong Kong office property in an arms-length transaction to our former chairman, Mr. Ming Kown Koo, for $9.7 million after our audit committee reviewed two valuation reports prepared by two independent appraisers and our Board of Directors approved the transaction price. Mr. Koo retired from our Board of Directors effective on August 1, 2018 and served as an external consultant until December 31, 2018.

Employee Stock Option Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Stock Option Plans” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Options Held by Directors and Executive Officers.”

Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Indemnification Agreements”.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

Except as described below or elsewhere in this Report, we are not involved in any litigation, other legal proceedings or arbitration proceeds that would have a material adverse impact on our business or operations. We may from time to time be subject to various judicial or administrative proceedings arising in the ordinary course of our business. While we do not expect the proceedings described below to have a material adverse effect on our financial position, results of operations or cash flows, the outcome of any proceedings is not determinable with certainty and negative outcomes may have a material adverse effect on us.
Tax Disputes with Hong Kong Inland Revenue Department.

Since the fourth quarter of 2007, several of our inactive subsidiaries have been involved in tax disputes with the Inland Revenue Department of Hong Kong, or the HKIRD, the income tax authority of the Hong Kong Government. These inactive subsidiaries include our Hong Kong entities, namely Nam Tai Group Management Limited, or NTGM, Nam Tai Trading Company Limited, or NTTC, and Nam Tai Telecom (Hong Kong) Company Limited, or NTT. The disputes concern the appropriateness of expensing certain intra-group service fees under the transfer pricing context. NTGM is the parent company of NTT and NTTC. NTTC is the title holder of certain land in Hong Kong and is being liquidated. The particulars of these disputes are discussed below.

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

NTTC is currently in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013. As we did not have a controlling financial interest on NTTC after it was taken over by the Joint and Several Receivers, the financial statements of NTTC were not included in our consolidated financial statements subsequent to the 2012 Form20-F, in accordance with the procedures set out in ASC 810-10-15-10.

NTT

The HKIRD issued assessments and writs against NTT for matters related to intra-group service fees in taxable years 2002/2003. During the years 2009 and 2011, two judgments were entered against NTT, our dormant subsidiary. The total tax claims against NTT are $0.4 million plus interest.

NTT had a net deficit position as of December 31, 2017, 2018 and 2019. We have no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on us and the amount claimed by HKIRD on NTT was not recorded as a liability in our consolidated financial statements for the three years ended and as of December 31, 2019.

NTGM

The HKIRD issued assessments and writs against NTGM for matters related to intra-group service fee. During the years 2009 to 2011, two judgments were entered against NTGM, our subsidiary that had been inactive since 2005. Since then, NTGM has received a number of demand letters from the HKIRD, demanding total payments of judgment debts for an aggregate amount of $1.1 million plus interest.

On April 27, 2018, HKIRD issued a writ for issued assessments and writs against NTGM claiming taxes of $3,000 and interests on unpaid taxes for the taxable years 2001/2002. On August 15, 2018, judgment by consent was entered against NTGM for the amount with costs and interests.

On November 1, 2018, NTGM received demanding for payment from HKIRD and notice to initiate wind-up procedures if payment not received by HKIRD within 14 days. NTGM received another demand for payment from HKIRD on January 8, 2019 and no further demand payment was received since then.

NTGM has a net deficit position as of December 31, 2017, 2018 and 2019. We have no funding obligation towards NTGM. As a result, the claims from the HKIRD demand letters have no impact on us and the amount claimed by HKIRD on NTGM was not recorded as a liability in our consolidated financial statements for the three years ended and as of December 31, 2019.

Notices of Alleged Personal Liability for Additional Taxes against Former Directors and Officers for Signing NTTC’s Tax Returns

The HKIRD had separately commenced legal proceedings against two former directors and officers of NTTC personally for taxable years 1996/1997, 1997/1998 and 1999/2000, in the total amount of approximately $2.3 million for additional tax by way of penalty for signing the tax returns of the Hong Kong subsidiaries in relation to the disputed intra-group service fees. Both directors have been indemnified under our indemnity policy.

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

The HKIRD filed an appeal on December 21, 2018. The hearing of appeal was held in October 2019. The Hong Kong Court of Appeal has not handed down its reason for adjustment, but it is found in favor of two former directors at the end of hearing.

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

We have set payments of quarterly dividends of $0.02 per quarter for 2015 and 2016, and $0.07 per quarter for 2017 and for the first three quarters of 2018. All quarterly dividends scheduled for payment from 2015 to 2018 were paid as scheduled.

As announced on October 29, 2018, following the review of our financial results for the first nine months of 2018, our Board of Directors assessed our operating income, current and estimated future cash, cash flow and capital expenditure requirements, and decided to suspend the payment of dividends. No dividend was declared since then. Whether future dividends will be declared will depend upon Nam Tai’s future growth and earnings, of which there can be no assurance, and our cash flow needs for future expansion, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in “Item 3. Key Information—D. Risk Factors” in this Report. There can be no assurance that future cash dividends will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

The following table sets forth the total cash dividends and dividends per share we have declared for the subsequent year during each of the five years ended December 31, 2019:

	Year ended December 31,
	2015	2016	2017	2018	2019
Total dividends declared (in thousands)	$2,936	$10,205	$10,514	$—	$—
Regular dividends declared per share	$0.08	$0.28	$0.28	$—	$—
Total dividends declared per share	$0.08	$0.28	$0.28	$—	$—

B. Significant Changes

Except as disclosed elsewhere in this Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our shares are traded in the United States and have been listed on the NYSE since January 2003 under the ticker symbol “NTE” until April 22, 2014 when the ticker symbol changed to “NTP”.

B. Plan of Distribution

Not Applicable.

C. Markets

Our shares are traded in the United States and have been listed on the NYSE since January 2003 under the ticker symbol “NTE” until April 22, 2014 when the ticker symbol changed to “NTP”.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Memorandum and Articles of Association

We are a business company incorporated in the British Virgin Islands (Company No. 3805) and our affairs are governed by our memorandum and articles of association and the British Virgin Islands Business Companies Act, 2004 (as amended), or the BVI Act.

On December 5, 2007, we filed with the Registrar of Corporate Affairs of the British Virgin Islands an amended Memorandum and Articles of Associations (collectively, our “Charter”), the instruments governing a company organized under the law of the British Virgin Islands, which are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States. Our Charter, which became effective on December 5, 2007, amended and restated our Memorandum and Articles of Association initially incorporated on August 12, 1987.

As set forth in Clause 4 of our Memorandum of Association included in our Charter, our object or purpose is to engage in any act or activity that is not prohibited under British Virgin Islands law.

Common Shares

We are authorized to issue a total of 200,000,000 common shares, $0.01 par value per share. As of January 31, 2020, we had 38,764,991 common shares outstanding.

We have never had any class of stock outstanding other than our common shares nor have we ever changed the voting rights with respect to our common shares.

Rights of Directors

The following summarizes certain of the provisions relating to the rights of directors from our Articles of Association, included in our Charter:

•

Article 53 provides that a director may be counted as part of the quorum and may vote on a resolution with respect to any contract or arrangement in which the director is materially interested or makes with us.

•	Article 46 allows the directors to vote on their compensation for their service as directors.
•

Article 62 provides that the directors may by resolution exercise all of our powers to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever we borrow money or as security for any of our debts, liabilities or obligations or those of any third party. These borrowing powers can be altered by an amendment to the Articles.

•

Article 44 provides that a director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the members and at any separate meeting of the holders of any class of shares in our company.

•	There are no provisions in our Charter governing for the retirement or non-retirement of directors under an age limit requirement.
•

Article 77 provides that the directors may, before declaring any dividend, set aside out of our profits such sum as they think proper as a reserve fund for whatever purpose, and may invest the sum so set apart as a reserve fund upon such securities as they may select;

•	Article 78 allows us to deduct from any shareholder’s dividends amounts owed to us by that shareholder.

Pursuant to our Charter and pursuant to the laws of the British Virgin Islands, our Board of Directors without shareholder approval, may amend our Memorandum and Articles of Association except:

•	to restrict the rights or powers of our shareholders to amend the Memorandum or the Articles;
•	to change the percentage of shareholders required to pass a resolution of shareholders to amend our Charter;
•	in circumstances where our Charter cannot be amended by the Shareholders; or
•	to authorize us to issue, or authorize the issuance of, bearer shares of capital stock.

Rights of Shareholders

Under our Charter, holders of our shares:

•	are entitled to one vote for each whole share a holder owns on all matters to be voted upon by shareholders, including the election of directors;
•	do not have cumulative voting rights in the election of directors;
•	are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law; and
•	do not have preemptive rights to purchase any additional, unissued common shares.

Under our Charter or applicable British Virgin Islands law:

•	all of common shares are equal to each other with respect to voting and dividend rights; and
•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

Capital Stock and Variation of Rights

Article 5(a) provides that our registered shares may be certificated or certificated and shall be entered in our register of members and registered as they are issued;

Article 7 provides that without prejudice to any special rights previously conferred on the holders of any existing shares, any of our shares may be issued with such preferred, deferred or other special rights or such restrictions, with respect to dividends, voting, return of capital or otherwise as the directors may from time to time determine;

Article 8(b) provides that we can redeem shares at fair market value from any shareholder against whom we have a judgment debt;

Article 9 provides that if at any time our capital stock is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation; and

Articles 18 to 20 provide that, subject to the provisions of the BVI Act as to reduction of Capital Stock, we may by resolution of directors amend its Memorandum of Association to increase or reduce its Capital Stock; and we may amend our memorandum of association to consolidate, cancel or sub-divide our shares.

There are no provisions in our Charter governing the ownership threshold above which shareholder ownership must be disclosed.

There are no provisions in our Charter governing the liability to further capital calls by us.

British Virgin Islands law and our Charter impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.

Meetings of Shareholders

Articles 22 through 26 provide that directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of shareholders holding more than 30% of the votes of our outstanding voting shares. Other than providing, if requested, reasonable proof of a holder’s status as a holder of our shares as of the applicable record date, there is no condition to the admission of a shareholder or his or her proxy holder to our meetings of shareholders.

Anti-takeover provisions

The power of our Board of Directors to amend our Memorandum and Articles of Association includes the power to increase or reduce the total number of our authorized capital stock. In addition, our Board of Directors has the power to issue any share in our company with such preferred, deferred or other special rights or restrictions in regard to dividend, voting, return of capital or otherwise as our Board of Directors may from time to time determine without shareholder approval.  Our ability to amend our Memorandum and Articles of Association and to issue preferred shares without shareholder approval in this fashion could have the effect of delaying, deterring or preventing our change in control, including one involving a tender offer to purchase our common shares or to engage in a business combination at a premium over the then current market price of our shares.

Differences in Corporate Law

Set forth below is a summary of the significant differences between the provisions of the BVI Act, applicable to us and the laws applicable to companies incorporated in the State of Delaware and their stockholders.

Mergers, Consolidations and Similar Arrangements

The BVI Act provides for mergers as that expression is understood under US corporate law.  Under the BVI Act, two or more companies may either merge into one of such constituent companies, or the surviving company, or consolidate with both constituent companies ceasing to exist and forming a new company, or the consolidated company.  The procedure for a merger or consolidation between our company and another company (which need not be a British Virgin Islands company) is set out in the BVI Act.  The directors of the British Virgin Islands company or companies which are to merge or consolidate must approve a written plan of merger or consolidation which must also be authorized by a resolution of the shareholders (and the outstanding shares of every class that are entitled to vote on the merger or consolidation as a class if the memorandum or articles of association so provide or if the plan of merger or consolidation contains any provisions that, if contained in a proposed amendment to the memorandum or articles, would entitle the class to vote on the proposed amendment as a class) of the British Virgin Islands company or companies which are to merge.  A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation.  The British Virgin Islands company or companies must then execute articles of merger or consolidation, containing certain prescribed details.  The plan and articles of merger or consolidation are then filed with the Registrar of Corporate Affairs in the British Virgin Islands, or the Registrar.  If the surviving company or the consolidated company is to be incorporated under the laws of a jurisdiction outside the British Virgin Islands, it shall file the additional instruments required under Section 174(2)(b) of the BVI Act.  The Registrar then (if he or she is satisfied that the requirements of the BVI Act have been complied with) registers the articles of merger or consolidation and, in the case of a merger, any amendment to the memorandum and articles of association of the surviving company or, in the case of a consolidation, the memorandum and articles of association of the consolidated company and issues a certificate of merger or consolidation (which is conclusive evidence of compliance with all requirements of the BVI Act in respect of the merger or consolidation).  The merger or consolidation is effective on the date that the articles of merger or consolidation are registered by the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation but if the surviving company or consolidated company is a company incorporated under the laws of a jurisdiction outside the British Virgin Islands, the merger or consolidation is effective as provided by the laws of that other jurisdiction.

As soon as a merger or consolidation becomes effective (among other things), (a) the surviving company or consolidated company (so far as is consistent with its amended memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) the memorandum and articles of association of the surviving company are automatically amended to the extent, if any, that changes to its amended memorandum and articles of association are contained in the articles of merger; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any shareholder, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger or consolidation by or against a constituent company, or against any shareholder, director, officer or agent thereof, are abated or discontinued by the merger or consolidation, but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the shareholder, director, officer or agent thereof, as the case may be or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company but if the surviving company or the consolidated company is incorporated under the laws of a jurisdiction outside the British Virgin Islands, the effect of the merger or consolidation is the same as noted above except in so far as the laws of the other jurisdiction otherwise provide.

The Registrar will strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation (save that this shall not apply to a foreign company).

If the directors determine it to be in the best interests of our company, it is also possible for a merger to be approved as a court approved plan of arrangement or as a scheme of arrangement in accordance with (in each such case) the BVI Act.  The convening of any necessary shareholders meetings and subsequently the arrangement must be authorized by the British Virgin Islands court.  A scheme of arrangement requires the approval of 75% of the votes of the shareholders or class of shareholders, as the case may be.  If the effect of the scheme is different in relation to different shareholders, it may be necessary for them to vote separately in relation to the scheme, with it being required to secure the requisite approval level of each separate voting group.  Under a plan of arrangement, a British Virgin Islands court may determine what shareholder approvals are required and the manner of obtaining the approval.

Shareholders’ Suits

Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members. In general, members are bound by the decision of the majority or special majorities as set out in the articles of association or in the BVI Act. As for voting, the usual rule is that with respect to normal commercial matters members may act from self-interest when exercising the right to vote attached to their shares.

If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company’s rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular member concerned.

The BVI Act provides for a series of remedies available to members. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company’s memorandum and articles of association, the British Virgin Islands court can issue a restraining or compliance order. Members can now also bring derivative, personal and representative actions under certain circumstances.

The traditional English basis for members’ remedies have also been incorporated into the BVI Act: where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the British Virgin Islands court for an order on such conduct.

Any member of a company may apply to the British Virgin Islands court for the appointment of a liquidator for the company and the Court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(a)	a merger;
(b)	a consolidation;
(c)

any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of the disposition; or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(d)	a redemption of 10%, or fewer, of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and
(e)	an arrangement, if permitted by the British Virgin Islands court.

Generally any other claims against a company by its members must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as members as established by the company’s memorandum and articles of association.

The BVI Act provides that if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the memorandum or articles of association of the company, the British Virgin Islands court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

Our memorandum and articles of association provide that every director and other officer of our company shall be entitled to be indemnified out of the assets of our company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no director or other officer shall be liable for any loss, damage or misfortune which may happen to, or be incurred by our company in the execution of the duties of his office, or in relation thereto provided he acted honestly and in good faith with a view to the best interest of our company and except for his own wilful misconduct or negligence.  This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of British Virgin Islands law, directors must not place themselves in a position in which there is a conflict between their duty to the company and their personal interests. This means that, strictly speaking, a director should not participate in a decision in circumstances where he has a potential conflict. That is, he should declare his interest and abstain. The BVI Act provides that a director “shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company, disclose the interest to the board of the company”. The failure of a director to so disclose an interest does not affect the validity of a transaction entered into by the director or the company, provided that the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). Typically a company’s memorandum and articles of association will allow a director interested in a particular transaction to vote on it, attend meetings at which it is considered, and sign documents on behalf of the company which relate to the transaction.

Under British Virgin Islands law, a transaction entered into by the company in respect of which a director is interested will not be voidable by the company where the members have approved or ratified the transaction in knowledge of the material facts of the interest of the director in the transaction, or if the company received fair value for the transaction.

Broadly speaking, the duties that a director owes to a company may be divided into two categories. The first category encompasses fiduciary duties, that is, the duties of loyalty, honesty and good faith. The second category encompasses duties of skill and care. Each is considered in turn below.

A director’s fiduciary duties can be summarized as follows:

(a)	bona fides: the directors must act bona fide in what they consider is in the best interests of the company (or, if permitted as above, that company’s parent company).
(b)	proper purpose: the directors must exercise the powers that are vested in them for the purpose for which they were conferred and not for a collateral purpose.
(c)	unfettered discretion: since the powers of the directors are to be exercised by them in trust for the company, they should not improperly fetter the exercise of future discretion.
(d)	conflict of duty and interest: as per the above.

In addition to their fiduciary duties a director has the duties of care, diligence and skill which are owed to the company itself and not, for example, to individual members (subject to the limited exceptions as to enforcement on behalf of the company).

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. As permitted by British Virgin Islands law, our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

British Virgin Islands law and our memorandum and articles of association provide that upon the written request of shareholders entitled to exercise thirty per cent (30%) or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. As a British Virgin Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of investors on a board of directors since it permits the investor to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, a director may be removed from office with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least fifty per cent (50%) of the shareholders of the company entitled to vote.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute. As a result, we are not afforded the same statutory protections in the British Virgin Islands as we would be offered by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the investors. See also “Shareholders’ Suits” above. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the company.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

The liquidation of a company may be a voluntary solvent liquidation or a liquidation under the Insolvency Act. Where a company has been struck off the Register of Companies under the BVI Act continuously for a period of seven years it is dissolved with effect from the last day of that period.

If the liquidation is a solvent liquidation, the provisions of the BVI Act governs the liquidation. A company may only be liquidated under the BVI Act as a solvent liquidation if it has no liabilities or it is able to pay its debts as they fall due and the value of its assets exceeds its liabilities. Subject to the memorandum and articles of association of a company, a liquidator may be appointed by a resolution of directors or resolution of members but if the directors have commenced liquidation by a resolution of directors the members must approve the liquidation plan by a resolution of members save in limited circumstances.  A liquidator is appointed for the purpose of collecting in and realizing the assets of a company and distributing proceeds to creditors.

The Insolvency Act governs an insolvent liquidation. Pursuant to the Insolvency Act, a company is insolvent if it fails to comply with the requirements of a statutory demand that has not be set aside pursuant to the Insolvency Act, execution or other process issued on a judgment, decree or order of court in favor of a creditor of the company is returned wholly or partly unsatisfied or either the value of the company’s liabilities exceeds its assets or the company is unable to pay its debts as they fall due. The liquidator must be either the Official Receiver in the British Virgin Islands or a British Virgin Islands licensed insolvency practitioner. An individual resident outside the British Virgin Islands may be appointed to act as liquidator jointly with a British Virgin Islands licensed insolvency practitioner or the Official Receiver. The members of the company may appoint an insolvency practitioner as liquidator of the company or the court may appoint an Official Receiver or an eligible insolvency practitioner. The application to the court can be made by one or more of the following: (i) the company, (ii) a creditor, (iii) a member, or (iv) the supervisor of a creditors’ arrangement in respect of the company, the Financial Services Commission and the Attorney General in the British Virgin Islands.

The court may appoint a liquidator if:

(a)	the company is insolvent;
(b)	the court is of the opinion that it is just and equitable that a liquidator should be appointed; or
(c)	the court is of the opinion that it is in the public interest for a liquidator to be appointed.

An application under (a) above by a member may only be made with leave of the court, which shall not be granted unless the court is satisfied that there is prima facie case that the company is insolvent. An application under (c) above may only be made by the Financial Services Commission or the Attorney General and they may only make an application under (c) above if the company concerned is, or at any time has been, a regulated person (i.e. a person that holds a prescribed financial services license) or the company is carrying on, or at any time has carried on, unlicensed financial services business.

Upon the insolvent liquidation of a company, the assets of a company shall be applied in accordance with the following priorities: (a) in paying, in priority to all other claims, the costs and expenses properly incurred in the liquidation in accordance with the prescribed priority; (b) after payment of the costs and expenses of the liquidation, in paying the preferential claims admitted by the liquidator (wages and salary, amounts to the British Virgin Islands Social Security Board, pension contributions, government taxes) – preferential claims rank equally between themselves and, if the assets of the company are insufficient to meet the claims in full, they shall be paid ratably; (c) after the payment of preferential claims, in paying all other claims admitted by the liquidator, including those of non-secured creditors – the claims of non-secured creditors of the company shall rank equally among themselves and if the assets of the company are insufficient to meet the claims in full, such non-secured creditors shall be paid ratably; (d) after paying all admitted claims, paying any interest payable under the British Virgin Islands Insolvency Act; and finally (e) any surplus assets remaining after payment of the costs, expenses and claims above shall be distributed to the members in accordance with their rights and interests in the company. Part VIII of the Insolvency Act provides for various applications which may be made by a liquidator to set aside transactions which have unfairly diminished the assets which are available to creditors.

The appointment of a liquidator over the assets of a company does not affect the right of a secured creditor to take possession of and realize or otherwise deal with assets of the company over which that creditor has a security interest. Accordingly, a secured creditor may enforce its security directly without recourse to the liquidator, in priority to the order of payments described in the preceding paragraph. However, so far as the assets of a company in liquidation available for payment of the claims of unsecured creditors are insufficient to pay the costs and expenses of the liquidation and the preferential creditors, those costs, expenses and claims have priority over the claims of charges in respect of assets that are subject to a floating charge created by a company and shall be paid accordingly out of those assets.

The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the BVI Act and our articles of association, our company may be dissolved, liquidated or wound up by a resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under British Virgin Islands law and our articles of association, if our share capital is divided into more than one class of shares, the rights attached to any class may only be materially adversely varied with the consent in writing of the holders of not less than three-fourths (3/4ths) of the issued shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a resolution of directors: (i) to restrict the rights or powers of the shareholders to amend the memorandum or articles; (ii) to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the memorandum or articles; (iii) in circumstances where the memorandum or articles cannot be amended by the shareholders; or (iv) to certain specified clauses of the articles of association.

Transfer Agent

Computershare, 480 Washington Blvd. Jersey City, NJ 07310, U.S.A., serves as transfer agent and registrar for our shares in the United States.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business or those disclosed elsewhere in this Report.

D. Exchange Controls

There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai’s securities or on the conduct of our operations in Hong Kong, Cayman Islands or the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. Payment of dividends by our subsidiaries in China to our subsidiaries outside of China and to us, as the ultimate parent, is subject to restrictions under PRC law and may only be paid out of distributable profits. See “Item 3. Key Information—D. Risk Factors—Risks Related to China—Changes in government control of currency conversion and in PRC foreign exchange regulations may adversely affect our business operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to China—Payment of dividends by our subsidiaries in the PRC to our subsidiaries outside of the PRC and to us, as the ultimate parent, is subject to restrictions under PRC law. If we determine to re-initiate our payment of dividends to our shareholders, the PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate our ability to pay any dividends at all.” With the exception of a requirement that 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.

E. Taxation

British Virgin Islands Taxation Considerations

Under the present laws of the British Virgin Islands, there are no taxes on profits, income, nor is there any capital gains tax, estate duty or inheritance tax applicable to any shares held by non-residents of the British Virgin Islands. In addition, there is no stamp duty or similar duty on the issuance, transfer or redemption of the shares. Dividends remitted to the holders of shares resident outside the British Virgin Islands will not be subject to withholding tax in the British Virgin Islands. We are not subject to any exchange control regulations in the British Virgin Islands.

Certain U.S. Federal Income Tax Considerations

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) of an investment in our common shares.  This summary applies only to U.S. Holders that hold our common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and use the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States as in effect on the date of this Report, including the Code, applicable U.S. Treasury regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before the date hereof.  All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below.  The statements in this Report are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.  Furthermore, this summary does not address any estate or gift tax consequences, the Medicare tax on net investment income, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	insurance companies;
•	broker-dealers;
•	traders that elect to mark to market;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	U.S. expatriates;

•	persons holding our common shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction;
•	persons that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our equity interests;
•	accrual basis taxpayers subject to special tax accounting rules as a result of any item of gross income with respect to our common shares being taken into account in an applicable financial statement;
•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	partnerships or other pass-through entities and persons holding our common shares through partnerships or other pass-through entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in such partnership generally will depend on such partner’s status and the activities of the partnership.  Partners in such partnerships should consult their tax advisors.

Dividends and Other Distributions on Our Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions made by us with respect to our common shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income on the date on which the dividends are actually or constructively received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Because we do not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes.  Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Dividends on our common shares generally will constitute foreign source income for foreign tax credit limitation purposes, which may be relevant in calculating the U.S. Holder foreign tax credit limitation.  Subject to certain complex conditions and limitations, PRC tax withheld on any distributions on our common shares, if any, may be eligible for credit against a U.S. Holder’s federal income tax liability or, at the election of the U.S. Holder, be deducted from its U.S. federal taxable income.  If a refund of the tax withheld is available under the laws of the PRC or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income).  If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends distributed by us with respect to our common shares will generally constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if a U.S. Holder does not satisfy certain minimum holding period requirements.  The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances.

Sale or Other Taxable Disposition of Our Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, upon a sale or other taxable disposition of our common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such common shares.  Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common shares exceeds one year.  Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates.  The deductibility of capital losses is subject to significant limitations.

Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our common shares generally will generally be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.  Special rules may apply in the event we are deemed to be a PRC resident enterprise under the PRC tax law.

A U.S. Holder’s initial tax basis in our common shares generally will equal the cost of such common shares.

Passive Foreign Investment Company Considerations

We will be classified as a passive foreign investment company, or a PFIC, for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.  Passive income for this purpose generally includes dividends, interest, royalties, rent and capital gains.  However, rents and gains derived in the active conduct of a trade or business in certain circumstances are considered active income.  In applying these tests, we will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the equity interests.

We believe we were likely classified as a PFIC for the taxable year ending December 31, 2018 and maybe certain other taxable years preceding such taxable year.  Based on, among other matters, the historic, current and anticipated composition of the income, our assets and operations, certain proposed Treasury Regulations, and our market capitalization, however, we do not expect to be classified as a PFIC for the taxable year ending on December 31, 2019.  Whether we are classified as a PFIC is a factual determination that depends on, among other matters, the ownership and the composition of the income and assets, as well as the value of our assets (which may fluctuate with our market capitalization) and our subsidiaries from time to time.  Moreover, the application of the PFIC rules with respect to us is unclear in certain respects.  The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules.  For example, based on the current and anticipated structure and operations of our company and our subsidiaries, as well as rules contained in proposed U.S. Treasury Regulations, we intend to treat certain rents and gains from any real property that it holds directly or that is held directly by its subsidiaries as active income.  The application of the rules addressing active rental income to our facts is complex, however, and it is possible that final U.S. Treasury Regulations may adversely change these rules or the IRS may not agree with this conclusion.  As a result, there can be no assurance that we will not be classified as a PFIC for the taxable year ending December 31, 2019 or for any future taxable year.

Since we believe we were likely a PFIC in the taxable year ending December 31, 2018 and maybe certain other preceding taxable years, with respect to a U.S. Holder that has held  our common shares from the period during which we were a PFIC, we would continue to be classified as a PFIC with respect to such U.S. Holder in all succeeding years during which such U.S. Holder owns our common shares (regardless of whether we continue to meet the tests described above) unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.  If such election is made, the U.S. Holder will be deemed to have sold its common shares at their fair market value on the last day of the last taxable year in which we were a PFIC, and any gain from the deemed sale would be subject to the rules described in the following paragraph.  After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, our common shares with respect to which such election was made will not be treated as shares in a PFIC.  U.S. Holders should consult their tax advisor as to the possibility and consequences of making a deemed sale election if we are (or were to become) and then cease to be a PFIC, and such election becomes available.

If we were considered a PFIC at any time that a U.S. Holder holds our common shares, the U.S. Holder would be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of our common shares (collectively the “excess distribution rules”), unless the U.S. Holder makes certain elections discussed below.  Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for its common shares will be treated as excess distributions.  Under these special tax rules:

(1) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period in its common shares;

(2) the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and

(3) the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our common shares cannot be treated as capital gains, even though the U.S. Holder holds our common shares as capital assets.

If we were classified as a PFIC with respect to the U.S. Holder for any taxable year, such U.S. Holder would be deemed to own shares in any of our subsidiaries that are also PFICs, and such U.S. Holder will generally be subject to the tax consequences described above with respect to the shares of such lower-tier PFIC such U.S. Holder would be deemed to own.

U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of excess distribution rules discussed above.  If a U.S. Holder makes a mark-to-market election with respect to its common shares, the holder will include in income for each year that we are treated as a PFIC with respect to such common shares an amount equal to the excess, if any, of the fair market value of such common shares as of the close of the U.S. Holder’s taxable year over such holder’s adjusted tax basis in such common shares.  A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of its common shares over their fair market value as of the close of the taxable year.  However, deductions will be allowed only to the extent of any net mark-to-market gains on our common shares included in the U.S. Holder’s income for prior taxable years.  Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of our common shares, will be treated as ordinary income.  Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on our common shares, as well as to any loss realized on the actual sale or disposition of our common shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such common shares previously included in income.  A U.S. Holder’s basis in its common shares will be adjusted to reflect any mark-to-market income or loss.  If a U.S. Holder makes a mark-to-market election, any distributions that we make would generally be subject to the rules discussed below under “—Dividends and Other Distributions on Our Common Shares,” except the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations.  A “qualified exchange” includes a non-U.S. exchange that is regulated by a government authority in the jurisdiction in which the exchange is located and in respect of which certain other requirements are met.  For these purposes, our common shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  Because a mark-to-market election generally cannot be made for equity interests in any subsidiary PFIC, a U.S. Holder will continue to be subject to the excess distribution rules with respect to its indirect interest in any subsidiary of our company that is a PFIC, as described above, even if a mark-to-market election is made with respect to our common shares.  There can be no assurance that the requirements necessary to make a mark-to-market election with respect to our common shares will be satisfied.

If a U.S. Holder does not make a mark-to-market election effective from the first taxable year of such U.S. Holder’s holding period in its common shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules.  A U.S. Holder that first makes a mark-to-market election with respect to its common shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year.  In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply.  A U.S. Holder that is eligible to make a mark-to-market with respect to its common shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.  U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any subsidiary PFICs.

If a non-U.S. corporation is a PFIC, a U.S. Holder of shares in that corporation may also avoid taxation under the excess distribution rules described above by making a “qualified electing fund” election, or a QEF election.  However, a U.S. Holder may make a QEF election with respect to its common shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury Regulations.  There can be no assurance that we will provide the information necessary to permit a U.S. Holder to make or maintain or a valid QEF election with respect to its common shares.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements.  U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our common shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the IRS and U.S. backup withholding.  In addition, a U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding.  U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9.  U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts by filing IRS Form 8938 with their federal income tax return.  Our common shares are expected to constitute foreign financial assets subject to these requirements unless our common shares are held in an account at certain financial institutions.  U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our common shares, and the significant penalties for non-compliance.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY.  IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU.  EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR COMMON SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934. In accordance with the Securities Exchange Act of 1934, we are required to file annual reports on Form 20-F within four months of our fiscal year end, and submits other reports and information under cover of the current reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 100 F Street, N.E. Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934. In addition, we are not required under the Securities Exchange Act of 1934 to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act of 1934.

In accordance with the NYSE 203.01, we will post this Report on Form 20-F on our website https://www.namtai.com/report/index.html. In addition, we will provide hardcopies of this Report free of charge to shareholders upon request.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure”.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Fluctuations and Foreign Exchange Risk

Chinese Renminbi

Beginning on December 1, 1996, the RMB became fully convertible under the current accounts. There are no restrictions on trade-related foreign exchange receipts and disbursements in China. However, capital account foreign exchange receipts and disbursements are subject to control, and organizations in China are required to use designated banks for foreign currency transactions.

Effective from April 1, 2015, our subsidiaries in China changed their functional currency from the U.S. dollar to the RMB. This change was made upon the progress of the property development projects in China causing our subsidiaries’ primary operating activities to be in RMB and making the RMB to be the currency of the economic environment in which the entities primarily generate and expend cash. We do not hedge against currency risk for our subsidiaries in China. For us and our subsidiaries outside of China, the functional currencies are U.S. dollars and Hong Kong dollars, as expense transactions are generally denominated in U.S. dollars and Hong Kong dollars. Our exposure to foreign exchange risk primarily relates to a significant portion of our cash and cash equivalents and short term investments denominated in RMB. If we need to convert RMB to U.S. dollars and Hong Kong dollars for our operations, depreciation of the RMB against the U.S. dollar would reduce the U.S. dollar amount and Hong Kong dollars amount we receive from the conversion.

As of December 31, 2019, we and our subsidiaries outside of China had RMB-denominated cash and cash equivalents and short term investments of RMB900.0 million ($129 million). If the RMB had depreciated by 10% against the U.S. dollar and assuming we converted RMB900.0 million into U.S. dollars, our U.S. dollar cash balance for the RMB900.0 million would have decreased to $116 million.

Hong Kong Dollar

Since 1983, the linked exchange rate system permits the Hong Kong dollars to range between HK$7.75 and HK$7.85 per U.S dollar, the range set by the Hong Kong Monetary Authority. Accordingly, this has not presented a currency exchange risk. This may or may not change in the future subject to the monetary policies in Hong Kong.

Currency Hedging

We have not used any hedging activities to manage our currency exchange risk exposure. However, from time to time, we may elect to hedge our currency exchange risk when we judge that such action is required. In an attempt to lower the costs of expenditures in foreign currencies, we may enter into forward contracts or option contracts to buy or sell foreign currency(ies) against the U.S. dollar through one of our banks. As a result, we may suffer losses resulting from the fluctuation between the buy forward exchange rate and the sell forward exchange rate, or from the price of the option premium.

Currencies included in Cash and Cash Equivalents, Short term investments and long term investments

The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents, short term investments and long term investments on our balance sheets as of December 31, 2018 and 2019:

	As of December 31
Currencies included in cash and cash equivalents, short term investments and long term investments	2018	2019
	(In thousands)
United States dollars	$2,690	$2,755
Chinese renminbi	107,681	129,135
Hong Kong dollars	1,704	494
Total US$ equivalent	$112,075	$132,384

For more information on impact of foreign currency fluctuations, see “Item 5. Operating And Financial Review And Prospects—Impact of Foreign Currency Fluctuations.”

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and long term investment are subject to interest rate changes. Cash on hand of $36 million as of December 31, 2019 was invested in term deposits. As such, interest income will fluctuate with changes in interest rates. During 2019, we had $2.4 million in interest income.

As of December 31, 2019, we obtained credit lines in a total amount of $298.89 million from Bank of Beijing, Bank of China , Shenzhen Rural Commercial Bank , China Everbright Bank and Industrial Bank, pursuant to which a total loan amount of $97.98 million was already drawn and the due repayment dates for the loans at those banks are August 15, 2022, November 7, 2028, December 20, 2024, October 20, 2020, and October 20, 2022, respectively. According to the financing plan, we may continue to draw down from the obtained credit lines in the future. The loans are at floating interest rates based on the relevant basic interest rates issued by the People’s Bank of China, which may change from time to time. We have not used any derivative financial instruments to manage the interest rate risk exposure. We may be exposed to significant risks due to changes in interest rates. If the interest rates increase, our future interest expense will increase accordingly.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2019, such disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Report. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on the assessment, our management, including our chief executive officer and chief financial officer, concluded that, as of December 31, 2019, our internal control over financial reporting was effective based on these criteria.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Moore Stephens CPA Limited, an independent registered public accounting firm. The related report to our shareholders and our Board of Directors appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Nam Tai Property Inc.

Opinion on Internal Control over Financial Reporting

We have audited Nam Tai Property Inc.’s (the Company’s) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2018 and 2019, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). Our audits also included the financial statement schedules in Schedule 1. Our report dated March 20, 2020, expressed an unqualified opinion.

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

Hong Kong

March 20, 2020

Changes in Internal Control Over Financial Reporting

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated whether there were any changes in our internal controls over financial reporting that occurred during the year ended December 31, 2019, the period covered by this Report, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Based on the evaluation we conducted, our management, with the participation of our chief executive officer and chief financial officer, has concluded that no such changes occurred during the period covered by this Report.

ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Vincent Fok, a member of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Fok satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. For information concerning Mr. Fok’s education and experience by which he acquired the attributes qualifying him as an audit committee financial expert, see the description of Mr. Fok’s background in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” of this Report.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics for our chief executive officer and chief financial officer, which also applies to our principal executive officers and to our principal financial and accounting officers. The Code of Ethics has been revised to apply to all employees. We have posted the Code of Ethics on our website, which is located at https://www.namtai.com/governance/index.html. We hereby undertake to provide to any person without charge, upon request, a copy of this code after we receive such person’s written request to:

Mr. Peter Poulos, H+K Strategies

Telephone: +1 646 586-5701

E-mail: namtai@hkstrategies.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Moore Stephens CPA Limited, or Moore, has served as our independent registered public accounting firm for the years ended December 31, 2018 and 2019, for which audited consolidated financial statements appeared in this Report. Each year, our audit committee selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. It is currently expected that our audit committee will select Moore as our independent registered public accounting firm for 2020 and that our Board of Directors will propose at the annual meeting of shareholders to be held in 2020 that Moore be ratified as our independent registered public accounting firm for 2020.

The following table presents the aggregate fees for professional services and other services rendered by Moore to us in 2018 and 2019.

	Year ended December 31,
	2018	2019
Audit Fees(1)	$140	$153
Tax Fees(2)	1	—
Total	$141	$153

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

Audit Committee Pre-approval Policies and Procedures

Our audit committee is responsible, among other matters, for the oversight of the independent registered public accounting firm subject to the relevant regulations of the SEC and NYSE. Our audit committee has adopted a policy, or the Policy, regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm.

Under the Policy, the chairman of our audit committee is delegated with the authority to grant pre-approvals in respect of all auditing services including non-audit service, but excluding those services stipulated in Section 201 “Service Outside the Scope of Practice of Auditors.” Moreover, if our audit committee approves an audit service within the scope of the engagement of the audit service, such audit service shall be deemed to have been pre-approved. The decisions of the chairman of our audit committee made under delegated authority to pre-approve an activity shall be presented to our audit committee at each of its scheduled meetings.

Requests or applications to provide services that require specific approval by our audit committee are submitted to our audit committee by both the independent registered public accounting firm and the chief financial officer.

During 2018 and 2019, 100% of the total audit fees, audit-related fees, tax fees and all other fees were approved by our audit committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

For information regarding whether our corporate governance standards differ from those applied to U.S. domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in “Item 6. Directors, Senior Management and Employees—C. Board Practices” of this Report.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Property Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nam Tai Property Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2019, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). Our audits also included the financial statement schedules in Schedule 1. In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements and financial statement schedules based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Hong Kong
March 20, 2020

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2017	2018	2019
Revenue		$1,851	$493	$2,965
Cost of revenue		—	(73)	(1,356)
Gross profit		1,851	420	1,609
Expenses
General and administrative expenses		(9,450)	(20,402)	(12,484)
Selling and marketing expenses		—	(813)	(6,460)
		(9,450)	(21,215)	(18,944)
Net loss from operations		(7,599)	(20,795)	(17,335)
Other income (expenses), net	12	8,495	(714)	(253)
Interest income		7,621	5,601	2,357
Loss on demolished building facilities		—	(4,074)	—
Gain on disposal of property		—	6,763	—
Write off of demolished building		(4,573)	(35)	—
Income (loss) before income tax		3,944	(13,254)	(15,231)
Deferred income tax benefit	13	—	—	2,040
Consolidated net income (loss)		3,944	(13,254)	(13,191)
Foreign currency translation adjustment		6,311	(10,437)	(3,136)
Other comprehensive income (loss)		6,311	(10,437)	(3,136)
Consolidated comprehensive income (loss)		$10,255	$(23,691)	$(16,327)
Basic earnings (loss) per share	10	$0.11	$(0.35)	$(0.34)
Diluted earnings (loss) per share	10	$0.11	$(0.35)	$(0.34)

NAM TAI PROPERTY INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

			December 31,
	Notes		2018	2019
ASSETS
Current assets:
Cash and cash equivalents	2	(b)	$62,919	$130,218
Short term investments	2	(c)	46,952	2,166
Accounts receivable			226	1,032
Prepaid expenses and other receivables			6,508	9,338
Total current assets			116,605	142,754
Rental deposits			155	243
Long term investments	2	(d)	2,204	—
Real estate properties under development, net	3		171,610	251,685
Property, plant and equipment, net	4		27,442	25,950
Right of use assets	15		—	4,078
Deferred income tax assets	13		—	2,011
Prepaid expenses			—	3,598
Other assets			91	91
Total assets			$318,107	$430,410
LIABILITIES AND EQUITY
Current liabilities:
Short term bank loan	8		$—	$1,410
Current portion of long term bank loans	8		—	2,081
Accounts payable			87,214	36,676
Accrued expenses and other payables			2,738	6,042
Advance from customers	7		255	67,642
Current portion of lease liabilities	15		—	529
Total current liabilities			90,207	114,380
Long term bank loans	8		—	93,861
Long term rental deposits			—	178
Financial lease payable			9	13
Other payables			—	3,598
Noncurrent portion of lease liabilities	15		—	3,642
Total liabilities			90,216	215,672
Commitments and contingencies (Note 14)
Equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 38,186,991 and 38,631,991 shares as at December 31, 2018 and 2019, respectively)	9		382	386
Additional paid-in capital			257,125	260,295
Accumulated deficit			(13,329)	(26,520)
Accumulated other comprehensive loss			(16,287)	(19,423)
Total shareholders’ equity			227,891	214,738
Total liabilities and equity			$318,107	$430,410

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2017	36,446,691	$364	$241,536	$6,607	$(12,161)	$236,346
Shares issued on exercise of options	1,104,500	12	6,896	—	—	6,908
Stock-based compensation expenses	—	—	1,424	—	—	1,424
Net income	—	—	—	3,944	—	3,944
Cash dividends declared ($0.28 per share)	—	—	—	(10,514)	—	(10,514)
Cash dividends paid	—	—	—	(61)	—	(61)
Foreign currency translation adjustments	—	—	—	—	6,311	6,311
Balance at December 31, 2017	37,551,191	$376	$249,856	$(24)	$(5,850)	$244,358
Shares issued on exercise of options	635,800	6	3,949	—	—	3,955
Stock-based compensation expenses	—	—	3,320	—	—	3,320
Net loss	—	—	—	(13,254)	—	(13,254)
Cash dividends paid	—	—	—	(51)	—	(51)
Foreign currency translation adjustments	—	—	—	—	(10,437)	(10,437)
Balance at December 31, 2018	38,186,991	$382	$257,125	$(13,329)	$(16,287)	$227,891
Shares issued on exercise of options	445,000	4	2,631	—	—	2,635
Stock-based compensation expenses	—	—	539	—	—	539
Net loss	—	—	—	(13,191)	—	(13,191)
Foreign currency translation adjustments	—	—	—	—	(3,136)	(3,136)
Balance at December 31, 2019	38,631,991	$386	$260,295	$(26,520)	$(19,423)	$214,738

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2017	2018	2019
Cash flows from operating activities:
Consolidated net income (loss)	$3,944	$(13,254)	$(13,191)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization	328	3,801	1,509
Amortization of right-of-use asset	—	—	476
Gain on disposal of property, plant and equipment	(25)	(2,867)	(130)
Unrealized gain of marketable securities	—	(13)	—
Write off of demolished building	4,573	35	—
Impairment on other assets	57	—	—
Share-based compensation expenses	1,126	2,925	539
Unrealized exchange (gain) loss	(6,712)	1,670	516
Deferred income tax benefit	—	—	(2,011)
Changes in current assets and liabilities:
Increase in accounts receivable	—	—	(806)
Increase in prepaid expenses and other receivables	(1,035)	(1,746)	(1,454)
Increase in rental deposits	—	(155)	(88)
Increase in accrued expenses and other payables	3	616	1,785
Decrease in lease liabilities	—	—	(406)
Increase in advance from customers	—	255	67,387
Increase in long term rental deposits	—	—	192
Total adjustments	(1,685)	4,521	67,509
Net cash provided by (used in) operating activities	$2,259	$(8,733)	$54,318
Cash flows from investing activities:
Payment for real estate properties under development	$(11,935)	$(39,575)	$(132,077)
Purchase of property, plant and equipment	(13,377)	(2,107)	(864)
Purchase of marketable securities	—	(7,580)	—
(Increase) decrease in deposits for real estate properties under development	(74)	37	—
Increase in deposits for purchase of property, plant and equipment	—	(82)	—
Proceeds from disposal of property, plant and equipment and other assets	67	9,791	181
Proceeds from disposal of demolished building	550	180	—
Proceeds from disposal of other noncurrent asset	—	46	—
Redemption of marketable securities	—	—	7,580
Increase in refundable bank deposit	—	(91)	—
Decrease (increase) in fixed deposits maturing over three months	89,703	(39,359)	39,322
Increase in long term investments	(2,319)	—	—
Net cash provided by (used in) investing activities	$62,615	$(78,740)	$(85,858)
Cash flows from financing activities:
Cash dividends paid	$(10,266)	$(10,565)	$—
Repayment of bank loans	—	—	(193)
Proceeds from bank loans	—	—	97,980
Debt issuance cost	—	—	(487)
Proceeds from shares issued on exercise of options	6,908	3,954	2,635
Net cash (used in) provided by financing activities	$(3,358)	$(6,611)	$99,935
Net increase (decrease) in cash and cash equivalents	$61,516	$(94,084)	$68,395
Cash and cash equivalents at beginning of year	94,558	165,173	62,919
Effect of exchange rate changes on cash and cash equivalents	9,099	(8,170)	(1,096)
Cash and cash equivalents at end of year	$165,173	$62,919	$130,218
Supplemental schedule of cash flow information:
Cash paid for amounts included in the measurement of lease liabilities	$—	$—	$(406)
Non-cash investing activities:
(Decrease) increase in construction in progress funded through accounts payable	$(611)	$—	$1,279
Interest paid	—	—	(67)
Share-based compensation expenses	1,126	2,925	539

NAM TAI PROPERTY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	Company Information

We are an owner, developer and operator of technology parks, and we mainly conduct business in mainland China.

The Company was founded in 1975 and moved its manufacturing facilities to the People’s Republic of China (“PRC”) in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, PRC in order to capitalize on opportunities offered in Southern PRC. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands (“BVI”) in August 1987 and re-registered as a business company under the British Virgin Islands Business Companies Act (amended) in 2007. The Company’s principal manufacturing and design operations were based in Shenzhen, approximately 30 miles from Hong Kong. Its PRC headquarters were located in Shenzhen. Some of the subsidiaries’ offices were located in Hong Kong, which provide them access to Hong Kong’s infrastructure of communication and banking facilities. The Company’s principal manufacturing operations were conducted in the PRC. The PRC resumed sovereignty over Hong Kong effective July 1, 1997, and, politically, Hong Kong was an integral part of the PRC. However, for simplicity and as a matter of definition only, references to PRC in these consolidated financial statements mean the PRC and all of its territories excluding Hong Kong.

In April 2014, the Company ceased its liquid crystal display modules (“LCM”) manufacturing business to strategically transform into a comprehensive developer and operator of industrial real estate, We plan to build Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley into landmark parks in the region, provide high-quality industrial offices, business service spaces and supporting dormitories to the park tenants, and provide comprehensive industrial services to corporate tenants through our full-chain industrial model. Based on the experience of developing and operating technology parks and the industrial relationship network accumulated over the past 40 years, the Company has also exported the operation mode of technology parks to other industrial properties, using the asset-light model to rent industrial properties for repositioning, renovating and leasing. While China maintains rapid economic growth, the Company will actively seize development opportunities in the Guangdong-Hong Kong-Macao Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, commercial and residential properties.

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

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition. As of December 31, 2019 and 2018, the Company had the cash and cash equivalents of $130,218 and $62,919, respectively.

(c)	Short-term investments

All highly liquid investments with original maturities of greater than three months and less than 12 months are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. As of December 31, 2019, the Company had investments that are expected to be realized in 2020 of $2,166 and for the year 2018, the balance of short-term investments consisted of time deposits held in commercial banks of $39,359 and investments in money market funds of $7,593, which were structured products guaranteed to have a range of interest yield.

(d)	Long term investments

Long term investments include certificates of deposit having a maturity date exceeding twelve months at acquisition. As of December 31, 2019, the Company had no long term investments (2018: $2,204).

(e)	Real estate properties under development, net

Real estate properties under development, net are stated at the lower of carrying amounts or fair value less selling costs.

In accordance with Accounting Standards Codification (“ASC”) 360, “Property, Plant and Equipment” (“ASC 360”), real estate properties under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable. An asset is not recoverable if the carrying amount exceeds the expected future cash flows to be derived from the asset on an undiscounted basis. The impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

All land in PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, the Company’s land purchased in Shenzhen PRC is considered to be leasehold land and is classified as real estate properties under development, net in the consolidated balance sheet. The buildings and land use rights included in real estate properties under development have not been depreciated since June 1, 2016.

(f)	Property, plant and equipment, net

Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction, if applicable. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Gains and losses from the disposal of property, plant and equipment and land use rights are included in the consolidated statement of comprehensive income (loss).

The majority of the land in Hong Kong is owned by the government of Hong Kong, which leases the land at public auction to non-governmental entities. All of the Company’s leasehold lands in Hong Kong have leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.

All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, the Company’s land purchases in Wuxi PRC are considered to be leasehold land and are classified as land use rights in the consolidated balance sheet. They are amortized on a straight-line basis over the respective term of the right to use the land.

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

In 2017, the Company assessed the impairment of its long-lived assets used in Shenzhen and Wuxi by comparing external appraisals obtained from independent valuation firms with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets at December 31, 2017 were less than external appraisals obtained from independent valuation firms and no impairment loss was recognized in 2017.

In 2018, the Company assessed the impairment of its long-lived assets used in Wuxi by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated the undiscounted cash flows exceeded the carrying amounts of the Company’s long-lived assets at December 31, 2018 and no impairment loss was recognized in 2018.

In 2018, the Company assessed the impairment of its long-lived assets used in Shenzhen by comparing external appraisals obtained from independent valuation firms with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets at December 31, 2018 were less than external appraisals obtained from independent valuation firms and no impairment loss was recognized in 2018.

In 2019, the Company assessed the impairment of its long-lived assets used in Shenzhen and Wuxi by comparing undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets at December 31, 2019 were less than undiscounted cash flows and no impairment loss was recognized in 2019.

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

The Company mainly generates revenue by operating the industrial parks and providing property management services.

For lease income

Lease income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee’s obligation to pay rent.

For property service income

According to FASB ASC 606 “Revenue form Contracts with Customers”, the realization of property service revenue can be recognized as the performance obligation is satisfied over time as services are rendered.

(j)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see Note 11) are charged to the consolidated statement of comprehensive income as incurred.

(k)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. For the year ended December 31, 2019, the Company recorded advertising and promotion expenses of $3,880 (2018: $331; 2017: nil).

(l)	Income taxes

Deferred income taxes are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts on the consolidated financial statements. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties from tax assessments, if any, are included in income taxes in the consolidated statement of comprehensive income.

(m)	Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are re-measured at the exchange rates on that date. Exchange differences are recorded in the consolidated statement of comprehensive income.

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

The Company has two stock-based employee compensation plans, as more fully described in Note 9(b). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models. If the award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(p)	Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include valuation allowance for deferred income tax assets, stock-based compensation, useful lives of property, plant and equipment and impairment of long-lived assets.

In accordance with its policy, the Company reviews the estimated useful lives of its fixed assets on an ongoing basis. This review indicated that the useful lives of certain buildings at Wuxi factory were longer than the previous estimated useful lives due to the change of function of these buildings. As a result, effective from February 1, 2019, the Company changed its estimates of the useful lives of these buildings in Wuxi to better reflect the estimated periods during which these assets will remain in service. The estimated useful lives of the buildings that previously averaged 20 years were increased to an average of 47 years. The effect of this change in estimate reduced 2019 depreciation expense by $674.

(q)	Comprehensive income (loss)

Accumulated other comprehensive income (loss) represents principally foreign currency translation adjustments and is included in the consolidated statement of changes in shareholders’ equity.

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

The carrying amounts of cash and cash equivalents, short term investments, accounts and other receivables, accrued expenses and other payables, accounts payable, and short term bank loans approximate their fair values due to the short term nature of these instruments.

As of December 31, 2017, 2018 and 2019, the Company did not have any non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements, at least annually, on a recurring basis.

(s)	Leases

According to FASB ASC 842 “Lease”, lessees are required to record a right of use asset and lease liabilities for all leases other than those have a lease term of 12 months or less, or the amount is under the reasonable capitalization threshold established by the Company. At the lease commencement date, a lessee should measure and record the lease liability equals to the present value of scheduled lease payments discounted using the rate implicit in the lease or the leasee’s incremental borrowing rate, and the right of use asset is calculated on the basis of the initial measurement of the lease liability, plus any lease payments at or before the commencement date and direct costs, minus any incentives received. Over the lease term, a lessee must amortize the right of use asset and record the interest expense on the lease liability. The recognition and classification of lease expenses depend on the classification of the lease as either operating or finance.

When the Company is the lessor, minimum contractual rental from leases is recognized on a straight-line basis over the non-cancelable term of the lease. With respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue commences when the customer assumes control of the leased premises. Accrued straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements. If later, the billing amount exceeds the straight-line rental revenue, the variance will be credited to accrued straight-line rents receivable. Contingent rental revenue is accrued when the contingency is removed.

(t)	Concentration of risk

The Company’s potential significant concentration of credit risk primarily consists of cash and cash equivalents, short term investments and long term investments which are held by financial institutions in and outside of the PRC. As of December 31, 2019, the Company has $96,865 in cash and cash equivalents which are held by financial institutions in the PRC. PRC state-owned banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents and short term investments held at the PRC state-owned banks. Based on the order of the State Council of the PRC (No.660): Deposit Insurance Regulation effective on May 1, 2015, the maximum amount of coverage is $76 (RMB 0.5 million) for deposits and foreign currency deposits in the same financial institutions. In the event of bankruptcy of one of the financial institutions in which the Company has deposits, deposits in excess of $76 (RMB 0.5 million) shall be compensated from liquidation of the financial institution. As of December 31, 2019, total of $1,327 was covered by the Deposit Insurance Regulation.

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

All the Company’s land development related applications are subject to government policies and regulations in the real estate market. However, the Company cannot provide assurance that it will obtain all the necessary approvals in accordance with its timetable. Furthermore, as this is the Company’s first venture into land development projects after the cessation of the LCM business, and the Company may encounter industry-specific difficulties that result in losses as it progresses with its development and projects in Shenzhen.

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

In February 2016, the FASB issued ASU 2016-02, Lease (Subtopic 842) with subsequent amendments made via ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01. These updates established ASC 842, “Leases”, with the aim to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new lease standard was effective for us on January 1, 2019. Under ASC 842, The Company classifies leases as either finance leases (formerly capital leases) or operating leases, and a right-of-use asset and lease liability are required to be recognized in the consolidated balance sheets for both finance and operating leases with a term longer than 12 months. The new lease standard required a modified retrospective transition approach and provides an optional transition method to either (1) record current existing leases as of the effective date; or (2) record leases existing as of the earliest comparative period presented in the financial statements by recasting comparative period financial statements. The Company adopted the new lease standard as of January 1, 2019 using the effective date as our date of application. As such, financial statement information and disclosures required under the new lease standard are not provided for dates and periods prior to January 1, 2019. The new lease standard provides for a number of optional practical expedients in transition, which include: (1) not requiring an entity to reassess prior conclusions about lease identification, lease classification or initial direct costs; (2) allowing an entity to use a portfolio approach for similar lease assets; (3) allowing an entity to elect an accounting policy to choose not to separate non-lease components of an agreement from lease components (by asset class); (4) allowing the use of hindsight in estimating lease term or assessing impairment of right-of-use assets; and (5) not requiring an entity to reassess prior conclusions about land easements. The Company elected all of the practical expedients permitted under the transition guidance within the new lease standard. The new lease standard also provides practical expedients for ongoing accounting. The Company elected the short-term lease recognition exemption for our real estate and equipment leases, which means that for those leases that qualify, the Company does not recognize right-of-use assets or lease liabilities and recognize the expense related to the short-term leases on a straight-line basis over the lease term and any variable lease payments in the period in which the obligation for those payments is incurred. It has also elected the practical expedient that allows us not to separate non-lease components of an agreement from lease components (for certain non-real estate assets). See Note 15 for further discussion.

In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments.   This Update replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This Update will be effective for public business entities that are US SEC filers for fiscal years beginning after December 15, 2019. The adoption of ASU 2016-13 is not expected to have a material impact on the consolidated financial statements in 2020.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. As a result of the Update, the accounting for share-based compensation for employees and non-employees is substantially aligned. For public business entities, this Update is for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The adoption of ASU 2018-07 did not have a material impact on the Company’s consolidated financial statements in 2019.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)-Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes with measures, among others, including: (1) removing exception to incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items; and (2) specifying that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. This Update will be effective for public business entities that are US SEC filers for fiscal years beginning after December 15, 2020. The adoption of ASU 2019-12 is not expected to have a material impact on the Company’s consolidated financial statements in 2020.

3.	Real Estate Properties under Development, Net

The following summarizes the components of real estate properties under development as at December 31, 2018 and 2019:

At December 31,	2018	2019
Building at cost	$28,213	$27,732
Less: accumulated depreciation	(15,413)	(15,007)
	12,800	12,725
Construction in progress	76,760	156,221
Land use right	82,050	82,739
Net book value	$171,610	$251,685

Real estate properties under development of $81,688 (2018 : Nil) have been pledged to banks to obtain loan facilities (See Note 8).

Included in construction in progress were capitalized debt issuance costs and interest for bank loans amounting to $1,473 and $707, respectively.

The Company leased its buildings to third parties with the carrying amount as shown below:

At December 31,	2018	2019
Buildings at cost	$28,213	$27,732
Less: accumulated depreciation	(15,413)	(15,007)
Buildings, net	$12,800	$12,725

At December 31, 2019, scheduled minimum rental payments to be received for buildings leased to others were $1,836 and the lease term expires on December 31, 2020.

4.	Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

At December 31,	2018	2019
At cost:
Land	$345	$339
Buildings	25,415	24,978
Machinery and equipment	292	395
Leasehold improvements	5,785	5,944
Furniture and fixtures	220	245
Motor vehicles	288	274
Total	32,345	32,175
Less: accumulated depreciation	(4,971)	(6,247)
Construction in process	68	22
Net book value	$27,442	$25,950

Depreciation expenses were $328, $3,801 and $1,223 for the years ended December 31, 2017, 2018 and 2019, respectively.

Buildings of $12,752 (2018: Nil) have been pledged to banks to obtain loan facilities (See Note 8)

In October 2018, the Company signed a rental agreement to lease the former site of Wuxi factories to a third party. The term of the lease is 12 years, with 10 months of rent-free incentive from the date the property is handed over. The property was handed over to the tenant in February 2019.

At December 31, 2019, scheduled minimum rental payments to be received for buildings leased to others were $12,157 and the lease term expires in 2030.

At December 31,	Minimum rental payments
2020	$957
2021	973
2022	1,053
2023	1,053
2024 and thereafter	8,121
Total	$12,157

5.	Investments in Subsidiaries

	Place of	Principal	Percentage of Ownership as at December 31,
Subsidiaries	Incorporation	activities	2018	2019
Consolidated principal subsidiaries:
Nam Tai Group Limited (“NTG”) (1)	Cayman Islands	Investment holding	100%	100%
Nam Tai Holdings Limited (“NTHL”)	BVI	Investment holding	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”) (2)	Hong Kong	In liquidation	—	—
Inno Consultant Company Limited (“ICCL”) (3)	Hong Kong	Management consultant	100%	100%
Nam Tai Investment (Shenzhen) Co., Ltd. (“NTISZ”)	PRC	Investment holding and development	100%	100%
Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”)	PRC	Technology Park development and management	100%	100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”)	PRC	Property lease	100%	100%
Nam Tai (Shenzhen) Technology Park Operations Management Co., Ltd. (“NTTP”) (4)	PRC	Operations management	100%	100%
Triumph Commitment Group Limited (“TCOG”) (5)	BVI	Investment holding	—	100%
Treasure Champion Group Limited (“TCHG”) (6)	BVI	Investment holding	—	100%
Shanghai Nam Tai Business Incubator Co., Ltd. (“SHCY”) (7)	PRC	Business and consultant services (13)	—	100%
Triumph Commitment (Hong Kong) Limited (“TCHK”) (8)	Hong Kong	Investment holding	—	100%
Wider Trade (Hong Kong) Limited (“WTHK”) (9)	Hong Kong	Investment holding	—	100%
Shenzhen Kaicheng Architecture and Decoration Co., Ltd. (“SZKC”) (10)	PRC	Property decoration services (13)	—	100%
Shenzhen Yuanmao Materials Co., Ltd. (“SZYM”) (11)	PRC	Sales of construction materials (13)	—	100%
Nam Tai (Shenzhen) Consulting Co., Ltd. (“NTZX”) (12)	PRC	Business and management services (13)	—	100%

Notes:

(1)	The company was formerly named Nam Tai Electronic & Electrical Products Limited and changed its name to Nam Tai Group Limited in January 2020.

(2)	NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013.
(3)	ICCL was incorporated by NTISZ in 2017.
(4)	NTTP was incorporated by NTISZ in 2018.
(5)	TCOG was incorporated by NTG in 2019.
(6)	TCHG was incorporated by NTG in 2019.
(7)	SHCY was incorporated by NTISZ in 2019.
(8)	TCHK was incorporated by TCOG in 2019
(9)	WTHK was incorporated by TCOG in 2019
(10)	SZKC was incorporated by TCHK in 2019.
(11)	SZYM was incorporated by WTHK in 2019.
(12)	NTZX was incorporated by TCHG in 2019.
(13)	Business has not commenced yet as of December 31, 2019.
6.	Retained Earnings and Reserves

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

In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries is also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $376,641 and $376,449 as of December 31, 2018 and 2019, respectively. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

7.	Advance from Customers

As of December 31, 2019, advance from customers consisted of prepaid rent received from tenants of $67,488 from Nam Tai Inno Park and $154 from the existing factory building located on the site of Nam Tai Inno Valley and Wuxi. For 2018, advance from customers was related to the prepaid rent received from tenants of $255 from the factory building located in Wuxi.

8.	Bank Loans and Banking Facilities

Bank loans consisted of the following:

At December 31,	2019
Short-term bank loan	$1,433
Debt issuance cost	(23)
Total short-term debt	$1,410

Long-term bank loans	$96,354
Debt issuance cost	(412)
Total debt	95,942
Less: current maturities	(2,081)
Total long-term debt	$93,861

Future maturities of long-term bank loan are as follows:

At December 31,	2019
2020	$2,235
2021	7,338
2022	15,048
2023	9,933
2024	12,125
Thereafter	49,675
Total	$96,354

The details of bank loans during the year ended December 31, 2019 are as follows:

		Repayment frequency
Loan from Bank of Beijing (1) Due August 15, 2022, at 6.46% per annum	$7,163	Quarterly
Loan from Bank of China (2) Due November 7, 2028, at 6.272% per annum	73,052	Semi-annually
Loan from Shenzhen Rural Commercial Bank (3) Due December 20, 2024, at 6.15% per annum	12,034	Note (6)
Loan from China Everbright Bank (4) Due October 20, 2020, at 5.22% per annum	1,433	Quarterly
Loan from Industrial Bank (5) Due October 20, 2022, at 6.175% per annum	4,298	Quarterly
Total	$97,980

As of December 31, 2019, $97.98 million in bank loans have been obtained. The principal of the loan repaid during the year was $0.19 million.

Notes:

(1)

In August 2019, NTISZ obtained a bank loan of $7.16 million from Bank of Beijing (credit line of $7.16 million). It is guaranteed by a state-owned third-party guarantee company, mortgaged by the property of Qianhai office, and cross guaranteed by several subsidiaries of the Company. The loan is used for the construction of Nam Tai Technology Center. The financing cost is $0.29 million, and the principal of $0.12 million has been repaid by the end of 2019.

(2)

In September 2019, Zastron Shenzhen signed a loan contract with Bank of China with a credit line of $143 million, with the land mortgage of Nam Tai Inno Park, the equity pledge of the Company and the guarantee provided by NTISZ. As of December 31, 2019, the Company has withdrawn $73.05 million for the construction of Nam Tai Inno Park.

(3)

In October 2019, NTISZ has signed a credit contract with Baoan Branch of Shenzhen Rural Commercial Bank (“Shenzhen Rural Commercial Bank”) with a credit line of $143 million for the construction of Nam Tai Technology Center. The loan is guaranteed by the land mortgage of Nam Tai Technology Center, and the equity pledge of NTISZ. Zastron Shenzhen provides a liability guarantee. As of December 31, 2019, the Company had withdrawn $12.03 million from Shenzhen Rural Commercial Bank.

(4)

In October 2019, NTISZ obtained a short-term bank loan of $1.43 million (credit line of $1.43 million) from China Everbright Bank for the construction of Nam Tai Technology Center. The loan is guaranteed by a state-owned third-party guarantee company, mortgaged by the property of Qianhai office, and cross guaranteed by several subsidiaries of the Company, with a financing cost of $0.03 million.

(5)

In October 2019, NTTP obtained a bank loan of $4.3 million (line of credit of $4.3 million) from Industrial Bank for general operation fund of Nam Tai Inno Valley. The loan is guaranteed by a state-owned third-party guarantee company, mortgaged by the property of Qianhai office, and cross guaranteed by several subsidiaries of the Company. The financing cost is $0.17 million. By the end of 2019, the principal has been repaid by $0.07 million.

(6)

From the third month after the project pre-sale license for Nam Tai Technology Center is obtained, and no later than the 30th month after the loan is issued, the principal shall be repaid in equal monthly amounts.

(7)

Certain of our loan agreements contain cross-default clauses. If any cross default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and to enforce all or any of the security for such loans.

9.	Equity
(a)	The Company has only one class of common shares authorized, issued and outstanding.
(b)	Stock Options

In April 2016, the Board of Directors approved 2016 stock option plan that was subsequently approved by the shareholders at the 2016 annual general meeting of shareholders. The plan allows for the grant of (i) 15,000 options to each non-employee director of the Company elected at each annual general meeting of shareholders, and (ii) Options can also be granted to key employees, consultants or advisors of the Company or any of its subsidiaries based on past performance and/or expected contributions to the Company. The maximum number of shares to be issued pursuant to exercise of options granted was 3,500,000 shares. The options granted under this plan generally had a term not exceeding ten years, subject to the discretion of the Board of Directors.

In April 2017, the Board of Directors approved a stock option plan that was subsequently approved by the shareholders at the 2017 annual general meeting of shareholders, with the same term and conditions as of the 2016 stock option plan The maximum number of shares to be issued pursuant to exercise of options granted was 1,500,000 shares.

In March 2017, 75,000 share options were granted to employees of the Company under the 2016 stock option plan and these vested in five equal portions at March 2017, January 2018, January 2019, January 2020, and January 2021, respectively.

In May 2017, 800,000 share options were granted to directors of the Company under the 2016 stock option plan and vested in four equal portions at May 2017, January 2018, January 2019 and January 2020, respectively.

In January 2018, 1,320,000 share options were granted to directors and employees of the Company under the 2017 stock option plan and vested in two equal portions at January 2018 and January 2019, respectively.

In June 2018, 180,000 share options were granted to two new directors of the Company under the 2017 stock option plan and vested in three equal portions at June 2018, January 2019 and January 2020 respectively.

In August 2018, 90,000 share options were granted to a new director of the Company under the 2017 stock option plan and vested in three equal portions at August 2018, January 2019 and January 2020, respectively.

In June 2019, 120,000 share options were granted to two new director of the Company under the 2017 stock option plan and vested in two equal portions at June 2019 and January 2020, respectively.

Share based compensation costs for the grants of share option to the directors of $438, $2,509 and $98 were recorded during the years ended December 31, 2017, 2018 and 2019, respectively.

A summary of stock option activity during the three years in the period ended December 31, 2019 is as follows:

	Number of options	Weighted average exercise price	Weighted average fair value per option
Outstanding and exercisable at January 1, 2017	3,194,000	$6.08	$1.28
Granted	875,000	$11.10	$0.95
Exercised	(1,104,500)	$6.25	$0.91
Expired	(732,100)	$7.42	$1.11
Outstanding and exercisable at December 31, 2017	2,232,400	$7.52	$1.40
Granted	1,590,000	$13.02	$2.01
Exercised	(635,800)	$6.22	$1.11
Expired	(1,079,600)	$13.25	$1.64
Outstanding and exercisable at December 31, 2018	2,107,000	$9.13	$1.82
Granted	120,000	$9.57	$0.82
Exercised	(578,000)	$6.29	$1.58
Expired	(723,000)	$12.94	$1.95
Outstanding and exercisable at December 31, 2019	926,000	$7.98	$1.72

Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the fiscal period in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

Details of the options outstanding and exercisable as of December 31, 2019 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period	Weighted remaining contractual life in months
In 2015
110,000	100% vest at date of grant	$8.00	October 30, 2015 to October 29, 2020	10.0
In 2016
280,000	vest in January 2020	$6.22	January 1, 2020 to December 31, 2020	12.0
186,000	vest in January 2020	$5.41	January 1, 2020 to December 31, 2020	12.0
In 2017
15,000	vest in January 2020	$7.10	January 1, 2020 to December 31, 2020	12.0
15,000	vest in January 2021	$7.10	January 1, 2021 to December 31, 2021	24.0
100,000	vest in January 2020	$7.95	January 1, 2020 to December 31, 2020	12.0
100,000	vest in January 2020	$15.00	January 1, 2020 to December 31, 2020	12.0
In 2018
30,000	vest in January 2020	$12.20	January 1, 2020 to December 31, 2020	12.0
30,000	vest in January 2020	$10.55	January 1, 2020 to December 31, 2020	12.0
In 2019
60,000	vest in January 2020	$9.57	January 1, 2020 to December 31, 2020	12.0

There were approximately $ 1,093, $524 and $10 of unrecognized compensation expense related to non-vested stock options granted under the Company’s option plans at December 31, 2017, 2018 and 2019, respectively. The total amount of recognized compensation costs in 2017, 2018 and 2019 were $1,424, $3,320 and $539, respectively.

A total of 926,000 stock options are exercisable as of December 31, 2019.

The total fair value of shares vested during fiscal years ended December 31, 2017, 2018 and 2019 were $91, $1,821 and $2,246, respectively.

The weighted average remaining contractual lives of the stock options outstanding at December 31, 2017, 2018 and 2019 were approximately 33, 17 and 12 months, respectively. The weighted average fair values of options granted during 2017, 2018 and 2019 were $0.95, $2.01 and $0.82, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2017	2018	2019
Risk-free interest rate	0.98% to 2.02%	1.80% to 2.78%	1.71% to 2.10%
Expected life	0.67 years to 4.83 years	0.42 years to 2.58 years	0.52 years to 1.52 years
Expected volatility	31.37% to 49.63%	20.53% to 35.40%	23.14% to 25.46%
Expected dividend yield	2.26% to 2.54%	2.11% to 2.65%	2.93%

(c)	Share Buy Back

As of December 31, 2017, 2018 and 2019, there are no additional common shares repurchased by the Company under this program.

The share repurchase program was conducted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934.

10.	Earnings (Loss) per Share

The calculations of basic earnings (loss) per share and diluted earnings (loss) per share are as follows:

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2017
Basic earnings per share	$3,944	36,807,275	$0.11
Effect of dilutive securities — Stock options		685,163
Diluted earnings per share	$3,944	37,492,438	$0.11

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2018
Basic loss per share	$(13,254)	37,826,398	$(0.35)
Effect of dilutive securities — Stock options		—
Diluted loss per share	$(13,254)	37,826,398	$(0.35)

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
Year ended December 31, 2019
Basic loss per share	$(13,191)	38,330,742	$(0.34)
Effect of dilutive securities — Stock options		—
Diluted loss per share	$(13,191)	38,330,742	$(0.34)

11.	Staff Retirement Plans

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

According to the applicable laws and regulations in the PRC, the Company is required to contribute 13%-14% and 16% of the stipulated salary set by the local governments of Shenzhen and Wuxi, respectively. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in Hong Kong and the PRC amounted to $152, $314 and $361 for the years ended December 31, 2017, 2018 and 2019, respectively.

12.	Other Income (Expenses), Net

Year ended December 31,	2017	2018	2019
Foreign exchange gain (loss), net	$8,582	$(1,297)	$(516)
Gain on disposal of idle property, plant and equipment	—	—	130
Income from selling residual scraps from demolished buildings	529	—	—
Interest expense	—	—	(67)
Loss from discontinued operations	(693)	—	—
Others	77	583	200
	$8,495	$(714)	$(253)

For the property in Wuxi, when the management changed its intention with respect to the use of the property from assets held for sale to a potential rental property, it was reclassified from “assets held for sale” to “property, plant and equipment” as of December 31, 2017. Therefore, no discontinued operations incurred in 2018 and 2019.

Summarized financial information for the discontinued operations of the Company is as follows:

	2017	2018	2019
Net sales	—	—	—
Loss before income tax	(693)	—	—
Income tax expense	—	—	—
Loss from discontinued operations, net of income tax	(693)	—	—
Prepaid expenses and other receivables	79	—	—
Total assets	79	—	—
Accrued expenses and other payables	128	—	—
Total liabilities	128	—	—
Net liabilities of discontinued operations	(49)	—	—

13.	Income Taxes

The components of income (loss) before income tax are as follows:

Year ended December 31,	2017	2018	2019
PRC, excluding Hong Kong	$(6,759)	$(10,590)	$(10,404)
Hong Kong and other jurisdictions	10,703	(2,664)	(4,827)
	$3,944	$(13,254)	$(15,231)

The Company’s income is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below. Under the current BVI law, NTHL is not subject to profits tax in the BVI. However, it may be subject to Hong Kong income taxes as described below if it has income earned in or derived from Hong Kong.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2017, 2018 and 2019 to the estimated income earned in or derived from Hong Kong during the respective years, if applicable.

The provision for current income taxes of the subsidiaries operating in PRC has been calculated by applying the rate of taxation of 25% for the years ended December 31, 2017, 2018 and 2019.

The Company, which has subsidiaries that are tax resident in the PRC, is subject to the PRC dividend withholding tax of 5%, when and if undistributed earnings are declared to be paid as dividends to the extent those dividends are paid out of profits that arose on or after January 1, 2008. For the years ended December 31, 2017, 2018 and 2019, there was no income tax expense for the 5% dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries. In line with management’s decision to change the core business, management decided to retain the undistributed earnings in the PRC.

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

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based on the available tax laws, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions. However, during the years ended December 31, 2017, 2018 and 2019, there were no interest and penalties related to uncertain tax positions and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2017 to 2019 may be subject to examination by the PRC and Hong Kong tax authorities.

Tax Disputes with Hong Kong Inland Revenue Department.

Since the fourth quarter of 2007, several of our inactive subsidiaries have been involved in tax disputes relating to tax years 1996 and later years with the Inland Revenue Department of Hong Kong, (the “HKIRD”), the income tax authority of the Hong Kong Government. These inactive subsidiaries include three Hong Kong entities, NTGM, NTTC and NTT. The disputes concern the appropriateness of expensing certain intra-group service fees under the transfer pricing context. NTGM is the parent company of NTT and NTTC. NTTC is the title holder of certain land in Hong Kong and is being liquidated. The particulars of these disputes are discussed below.

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

NTT

The HKIRD issued assessments and writs against NTT for matters related to intra-group service fees in taxable years 2002/2003. During the years 2009 and 2011, two judgments were entered against NTT, a dormant subsidiary. The total tax claims against NTT are $0.4 million plus interest.

NTT had a net deficit position as of December 31, 2019 and the Company has no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the Company’s consolidated financial statements as of December 31, 2019.

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

On November 1, 2018, NTGM received demanding for payment from HKIRD and notice to initiate wind-up procedures if payment not received by HKIRD within 14 days. NTGM received a demand for payment from HKIRD again on January 8, 2019 with no further demand payment received since then.

NTGM has a net deficit position as of December 31, 2019 and we have no funding obligation towards NTGM. As a result, the claims from the HKIRD demand letters have no impact on the Company and the amount claimed by HKIRD on NTGM was not recorded as a liability in our consolidated financial statements as of December 31, 2019.

Notices of Alleged Personal Liability for Additional Taxes against Former Directors and Officers for Signing NTTC’s Tax Returns

The HKIRD had separately commenced legal proceedings against two former directors and officers of NTTC personally for taxable years 1996/1997, 1997/1998 and 1999/2000, in the total amount of approximately $2.3 million for additional tax by way of penalty for signing the tax returns of the Hong Kong subsidiaries in relation to the disputed intra-group service fees. Both directors have been indemnified under the Company’s indemnity policy.

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

The HKIRD filed an appeal on December 21, 2018. The hearing of appeal was held in October 2019. The Hong Kong Court of Appeal has not handed down its reason for adjustment, but it is found in favor of two former directors at the end of hearing.

The Company’s deferred tax assets as of December 31, 2018 and 2019 are attributable to the following:

December 31,	2018	2019
Net operating losses	$9,165	$10,490
Property, plant and equipment	142	(42)
Total deferred tax assets	9,307	10,448
Less: valuation allowance	(9,307)	(8,437)
Net deferred tax assets	$—	$2,011

Movement of valuation allowance:

December 31,	2017	2018	2019
At beginning of the year	$5,315	$7,058	$9,307
Current year addition (deduction)	1,743	2,249	(870)
At end of the year	$7,058	$9,307	$8,437

The valuation allowance as of each of December 31, 2018 and 2019 was related to deferred tax assets generated by net operating losses carried forward and property, plant and equipment that, in the judgment of management, more likely than not will not be realized. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences and carry forwards become deductible.

As of December 31, 2019 the Company had net operating losses of $3,321, which may be carried forward indefinitely. As of December 31, 2019, the Company had net operating losses of $6,613, $3,059, $8,731, $9,827, and $11,369, which will expire in the years ending December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

A reconciliation of the income tax expense to the amount computed by applying the current statutory tax rate to the income (loss) before income taxes in the consolidated statements of comprehensive income (loss) is as follows:

Year ended December 31,	2017	2018	2019
Income (loss) before income taxes	$3,944	$(13,254)	$(15,231)
PRC tax rate	25%	25%	25%
(Tax expense) tax benefit at PRC tax rate on income before income tax	$(986)	$3,314	$3,808
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(208)	(530)	(192)
Change in valuation allowance	(1,743)	(2,249)	870
Reversal of tax loss cannot be recoverable in future	(950)	—	—
Tax benefit (tax expense) arising from items which are not assessable (deductible) for tax purposes:
Non-deductible and non-taxable items	3,118	94	(2,311)
Loss from discontinued operations and others	769	(629)	(135)
Income tax benefit	$—	$—	$2,040

No income tax arose in the United States of America in any of the periods presented.

14.	Commitments and Contingencies
(a)	Commitments

The contractual obligations of the Company, including purchase commitments under non-cancelable arrangements as of December 31, 2019, are summarized below. The Company does not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments due by period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(in thousands of U.S. dollars)
Contractual Obligations
Capital commitments	$76,321	$20,904	$31,909	$21,749	$1,759

(b)	Significant legal proceedings

The Company has no significant legal proceedings as of December 31, 2019, other than the cases disclosed in Note 13.

15.	Operating Leases

Operating leases as lessor

On March 25, 2014, NTISZ entered into an operating lease agreement to lease out certain of its buildings located in Shenzhen. The lease term originally was 3 years from May 1, 2014 to April 30, 2017. On March 21, 2016, the lease term was extended for six months to October 31, 2017. The lease contract expired on October 31, 2017. Beginning in July 2018, NTISZ entered into operating leases with other tenants. In 2019, more tenants contracted with NTISZ. The new lease contracts will expire on December 31, 2020.

In October 2018, Wuxi Zastron-Flex signed a rental agreement to lease out the former site of the Wuxi factories to a third party. The term of the lease is 12 years, with 10 months of rent-free incentive from the date the property is handed over. The property was handed over to the tenant in February 2019.

The minimum lease payments to be received are detailed in Note 3 and Note 4.

Operating leases as lessee

According to FASB ASC 842, the Company measured and recognized a right of use asset of $4,078 and lease liability of $4,171 as of December 31, 2019. The adoption of ASC 842 had immaterial effect on the audited consolidated balance sheet as of January 1, 2019.

In August 2018, the Company entered into a 3-year lease agreement with a third-party company for the Hong Kong office.

In September 2019, the Company entered into a leasing agreement with a third party for a term of 9.6 years to rent a building of contract floor area of approximately 7,500 square meters. According to FASB ASC 842, the Company measured and recognized a right of use asset and lease liability.

The following table shows the total lease cost and the cash flows arising from the two operating leases, and information about weighted-average remaining lease term and weighted-average discount rate.

At December 31,	2019
Lease cost
Operating lease cost	$476
Sublease income	(24)
Total lease cost	$452
Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$406
Right-of-use assets obtained in exchange for new operating lease liabilities	$70
Weighted-average remaining lease term - operating lease	101 months
Weighted-average discount rate – operating lease	6.75%

Maturities of lease liabilities were as follows:

Year ended December 31,	2019
2020	$791
2021	663
2022	497
2023	507
2024	537
Thereafter	$2,557
$5,552
Less: Imputed interest	(1,381)
Total lease cost	$4,171

Lease liabilities were consisted as follows:

Year ended December 31,	2019
Current portion of lease liabilities	$529
Noncurrent portion of lease liabilities	3,642
Total lease liabilities	$4,171

16.	Segment Information

There was no segment information to be disclosed for the years ended December 31, 2017, 2018 and 2019, respectively. A summary of operation income (loss), net and long-lived assets by geographical areas is as follows:

Year ended December 31,	2017	2018	2019
Operation income from property within:
- PRC, excluding Hong Kong:	$1,851	$493	$2,965
Net income (loss) within:
- PRC, excluding Hong Kong	$(6,759)	$(10,590)	$(8,364)
- Hong Kong	10,703	(2,664)	(4,827)
Total net income (loss)	$3,944	$(13,254)	$(13,191)

As of December 31,	2018	2019
Long-lived assets by geographical area:
- Real estate properties under development in PRC, excluding Hong Kong	$171,610	$251,685
- Property, plant and equipment in PRC, excluding Hong Kong	27,186	25,624
- Hong Kong	256	326
- Right of use assets in PRC, excluding Hong Kong	—	3,597
- Hong Kong	—	481
Total long-lived assets	$199,052	$281,713

17.	Employee Severance Benefits

In 2017, 2018 and 2019, employee severance benefits that were recorded as employee compensation under general and administrative expenses in the statements of comprehensive income were $170, $295 and $1,472, respectively.

In 2019, the employee severance benefits that were recorded under selling and marketing expenses in the statements of comprehensive income were $14. The Company did not record employee severance benefits under selling and marketing expenses in 2017 and 2018.

18.	Related Party Transactions

In 2019, property management fees of $527 was paid to Kaisa Property Management (Shenzhen) Co., Ltd. Kaisa Property Management (Shenzhen) Co., Ltd is a controlled subsidiary of our principal shareholder. In 2017 and 2018, no related party transactions occurred.

19.	Subsequent Events
(1)

On January 19, 2020, Zastron Shenzhen withdrew $3.06 million from Bank of China with a credit line of $143 million obtained in September 2019. See Note 8 to the consolidated financial statement for additional information.

(2)

On January 19, 2020, NTISZ withdrew $9.08 million from Shenzhen Rural Commercial Bank’s credit line of $143 million obtained in October 2019. See Note 8 to the consolidated financial statement for additional information.

(3)

On February 13, 2020, Zastron Shenzhen obtained a bank loan of $15.76 million. The loan contract is signed by Zastron Shenzhen and Xiamen International Bank Co., Ltd. Zhuhai branch (Xiamen International Bank) in January 2020, with a credit line of $15.76 million, due on January 6, 2022 with an interest rate of 7.4%. NTISZ provides a mortgage guarantee for the real estate located in Gushu Namtai Road, Xixiang street, Baoan District, Shenzhen City (parcel No. A116-0018) and the corresponding land use right of the real estate, and NTISZ provides joint liability guarantee.

(4)

On February 27, 2020, NTISZ withdrew $7.54 million from Shenzhen Rural Commercial Bank’s credit line of $143 million obtained in October 2019. See Note 8 to the consolidated financial statement for additional information.

(5)

In January 2020, we granted stock options to purchase an aggregate of 1,825,000 common shares of our company to our management personnel, including 900,000 to Ying Chi Kwok, chairman of our Board of Directors and our chief executive officer, and 200,000 to Yu Zhang, our chief financial officer, at an exercise price of $9.41 per share, which was 100% of the closing price of our common share on the date of the grant. These options shall vest per annum in five equal portions. The first portion vested on January 22, 2020 and will expire on December 31, 2020. The next four portions will be vested on January 1 of 2021, 2022, 2023 and 2024 and will be expired on December 31, 2021, 2022, 2023 and 2024, respectively.

(6)

On March 19, 2020, we won the bidding of a commercial and residential land parcel (No.: 2020WR002) in Guangdong province through public auction for an area of approximately 33,763 square meters. The total consideration of the land parcel is RMB 705.48 million ($101.07 million). The signing of the land use right assignment contract is expected to take place by the end of March 2020.

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Year ended December 31,
	2017	2018	2019
General and administrative expenses*	$(2,714)	$(4,817)	$(2,948)
Other income (expenses), net	7,296	5,470	(556)
Interest income	6,998	2,552	962
Income (loss) before income tax	11,580	3,205	(2,542)
Income tax expenses	—	—	—
Income (loss) before share of net profits of subsidiaries, net of income tax	11,580	3,205	(2,542)
Share of net losses subsidiaries, net of income tax	(7,636)	(16,459)	(10,649)
Net income (loss)	$3,944	$(13,254)	$(13,191)
Foreign currency translation adjustment	6,311	(10,437)	(3,136)
Other comprehensive income (loss)	6,311	(10,437)	(3,136)
Comprehensive income (loss)	$10,255	$(23,691)	$(16,327)
* Amount of share-based compensation expense included in general and administrative expenses	$1,424	$3,320	$539

SCHEDULE 1

NAM TAI PROPERTY INC.

BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	$35,512	$35,071
Prepaid expenses and other receivables	2,313	2,328
Total current assets	37,825	37,399
Investments in subsidiaries	206,446	192,661
Total assets	$244,271	$230,060
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$230	$1,374
Amounts due to subsidiaries	16,150	13,948
Total liabilities	$16,380	$15,322
Shareholders’ equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 38,186,991 and 38,631,991 shares as at December 31, 2018 and 2019, respectively)	382	386
Additional paid-in capital	257,125	260,295
Accumulated deficit	(13,329)	(26,520)
Accumulated other comprehensive loss	(16,287)	(19,423)
Total shareholders’ equity	227,891	214,738
Total liabilities and shareholders’ equity	$244,271	$230,060

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2017	36,446,691	$364	$241,536	$6,607	$(12,161)	$236,346
Shares issued on exercise of options	1,104,500	12	6,896	—	—	6,908
Stock-based compensation expenses	—		1,424	—	—	1,424
Net income	—	—	—	3,944	—	3,944
Cash dividends declared ($0.28 per share)	—	—	—	(10,514)	—	(10,514)
Cash dividends paid	—	—	—	(61)	—	(61)
Foreign currency translation adjustments	—	—	—	—	6,311	6,311
Balance at December 31, 2017	37,551,191	$376	$249,856	$(24)	$(5,850)	$244,358
Shares issued on exercise of options	635,800	6	3,949	—	—	3,955
Stock-based compensation expenses	—	—	3,320	—	—	3,320
Net loss	—	—	—	(13,254)	—	(13,254)
Cash dividends paid	—	—	—	(51)	—	(51)
Foreign currency translation adjustments	—	—	—	—	(10,437)	(10,437)
Balance at December 31, 2018	38,186,991	$382	$257,125	$(13,329)	$(16,287)	$227,891
Shares issued on exercise of options	445,000	4	2,631	—	—	2,635
Stock-based compensation expenses	—	—	539	—	—	539
Net loss	—	—	—	(13,191)	—	(13,191)
Foreign currency translation adjustments	—	—	—	—	(3,136)	(3,136)
Balance at December 31, 2019	38,631,991	$386	$260,295	$(26,520)	$(19,423)	$214,738

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2017	2018	2019
Cash flows from operating activities:
Net income (loss)	$3,944	$(13,254)	$(13,191)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Share of net profits of subsidiaries, net of taxes	7,636	16,459	10,649
Depreciation	227	57	—
Share-based compensation expenses	1,424	3,320	539
Loss on waiving amount due from a subsidiary	1,324	—	—
Gain on disposal of property, plant and equipment	—	(6,763)	—
Changes in current assets and liabilities:
Decrease (increase) in prepaid expenses and other receivables	668	532	(15)
Increase in accrued expenses and other payables	69	71	1,144
Net cash provided by (used in) operating activities	$15,292	$422	$(874)
Cash flows from investing activities:
Proceeds of property, plant and equipment	—	9,706	—
Decrease in short term investment	88,399	—	—
Decrease (increase) in amounts due from subsidiaries	1,455	(7,281)	(2,202)
Net cash provided by (used in) investing activities	$89,854	$2,425	$(2,202)
Cash flows from financing activities:
Repayment a long term loan to a subsidiary	(39,334)	(74,974)	—
Dividend paid	(10,266)	(10,565)	—
Proceeds from options exercise	6,908	3,955	2,635
Net cash (used in) provided by financing activities	$(42,692)	$(81,584)	$2,635
Net increase (decrease) in cash and cash equivalents	62,454	(78,737)	(441)
Cash and cash equivalents at beginning of year	51,795	114,249	35,512
Cash and cash equivalents at end of year	$114,249	$35,512	$35,071

SCHEDULE 1

NAM TAI PROPERTY INC.

NOTE TO SCHEDULE 1

(In thousands of U.S. dollars)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2019, $376,449 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2017, 2018 and 2019.

During the years ended December 31, 2017, 2018 and 2019, no cash dividend was declared and paid by subsidiaries to the Company.

ITEM 19.EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit No.	Exhibit

1.1

Memorandum and Articles of Association, as amended and restated effective on December 5, 2007 (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-A/A filed with the SEC on December 13, 2007).

2.1	Form of Certificate for Shares of Nam Tai Property Inc.

2.2	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934.

4.5	2016 Stock Option Plan of Nam Tai Property Inc., adopted April 22, 2016 and approved on June 3, 2016 (incorporated by reference to Annex A of Company’s Form 6-K furnished to the SEC on May 5, 2016).

4.6	2017 Stock Option Plan of Nam Tai Property Inc., adopted April 28, 2017 and approved on June 3, 2017 (incorporated by reference to Annex A of Company’s Form 6-K furnished to the SEC on May 2, 2017).

8.1	List of Significant Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm—Moore Stephens CPA Limited.

101	Financial information of the registrant for the year ended December 31, 2019 formatted in eXtensible Business Reporting Language (XBRL)

* Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 23, 2020

NAM TAI PROPERTY INC.

By:	/s/Ying Chi Kwok
Name:	Ying Chi Kwok
Title:	Chief Executive Officer