Form 20-F
period 2020-12-31
NAM TAI PROPERTY INC.
filed 2021-04-14
CIK 829365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Baoan District, Shenzhen City 518000, Guangdong Province, People’s Republic of China

(Address of principal executive offices)

Raymond Wen, Board Secretary and Head of Investor Relations

Nam Tai Estate, No. 2, Namtai Road, Gushu Community, Xixiang Township,
Baoan District, Shenzhen City 518000, Guangdong Province, People’s Republic of China

Tel:(852) 3955-2809

Fax: (86755) 2747-2636

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s) ---	Name of each exchange on which registered
Common shares, $0.01 par value per share	NTP	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act.

None.
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 39,197,991 common shares of the registrant outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒☐

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

You should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Report. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in management’s expectations. You should also carefully review the risk factors described in other documents we file from time to time with the U.S. Securities and Exchange Commission (the “SEC”)

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

We prepare our consolidated financial statements in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and publish our financial statements in U.S. dollars.

INTRODUCTION

Except where the context otherwise requires and for purposes of this Report only:

•	“we”, “us”, “our company”, “our”, the “Company” or “Nam Tai” refers to Nam Tai Property Inc. and, in the context of describing our operations, also includes our PRC operating companies;
•	“Board” or “Board of Directors” refers to our board of directors;
•	“common shares” or “shares” refer to our common shares, $0.01 par value per share;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao for purpose of this Report;
•	“Taiwan” refers to the Taiwan province of the People’s Republic of China;
•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China; and
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

The following table presents the selected consolidated financial information of our company. Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The following selected consolidated statements of comprehensive income (loss) income data for each of the three years ended December 31, 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our consolidated financial statements and notes thereto included elsewhere in this Report. The selected consolidated statements of comprehensive (loss) income data for years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this Report. Our historical results do not necessarily indicate results to be expected in any future period. The following data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”.

Our Selected Consolidated Financial Information

	Year ended December 31,
Consolidated statements of comprehensive (loss) income data:	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars, except per share data)
Revenue	$2,508	$1,851	$493	$2,965	$71,206
Cost of revenue	(740)	—	(73)	(1,356)	(27,381)
Gross profit	1,768	1,851	420	1,609	43,825
Expenses:
General and administrative expenses	(8,359)	(9,450)	(20,402)	(12,484)	(15,923)
Selling and marketing expenses	—	—	(813)	(6,460)	(6,998)
Net (loss) income from operations	(6,591)	(7,599)	(20,795)	(17,335)	20,904
Other (expenses) income, net	(8,497)	8,495	(714)	(253)	42
Interest income	5,554	7,621	5,601	2,357	1,326
Write off of demolished building	—	(4,573)	(35)	—	—
Loss on demolished building facilities	—	—	(4,074)	—	—
Gain on disposal of property	—	—	6,763	—	—
(Loss) income before income tax	(9,534)	3,944	(13,254)	(15,231)	22,272
Income tax benefit (expense)	—	—	—	2,040	(6,579)
Consolidated net (loss) income	(9,534)	3,944	(13,254)	(13,191)	15,693
Other comprehensive (loss) income
Foreign currency translation adjustment	(7,736)	6,311	(10,437)	(3,136)	13,597
Consolidated comprehensive (loss) income	(17,270)	10,255	(23,691)	(16,327)	29,290
Weighted average number of shares
Basic	36,673	36,807	37,826	38,331	39,012
Diluted	36,673	37,492	37,826	38,331	39,045
(Loss) earnings per share:
Basic net (loss) earnings per share	$(0.26)	$0.11	$(0.35)	$(0.34)	$0.40
Diluted net (loss) earnings per share	$(0.26)	$0.11	$(0.35)	$(0.34)	$0.40

Consolidated balance sheet data:	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars, except per share data)
Cash and cash equivalents	94,558	165,173	62,919	130,218	60,980
Short term investments	89,624	—	46,952	2,166	150,150
Working capital(1)	194,731	152,554	26,398	28,374	(56,184)
Land use rights, property, plant and equipment, net and real estate properties under development, net	41,514	89,436	199,052	277,635	338,753
Real estate properties held for sales type lease	—	—	—	—	31,558
Real estate properties held for lease, net	—	—	—	—	92,207
Total assets	248,801	262,077	318,107	430,410	701,210
Amount due to a shareholder	—	—	—	—	146,869
Current portion of long term bank loans	—	—	—	2,081	122,883
Long term bank loans	—	—	—	93,861	—
Total shareholders’ equity	236,346	244,358	227,891	214,738	248,828
Common shares	364	376	382	386	392
Total dividend per share(2)	0.28	0.28	n/a	n/a	n/a
Total number of common shares issued	36,447	37,551	38,187	38,632	39,198

Notes:

(1)	Working Capital represents the excess of current assets over current liabilities.
(2)

We declared a quarterly dividend in 2016 and 2017, respectively. In the fourth quarter of 2018, following its review of our financial results for the nine months of 2018, our Board of Directors decided to suspend the payment of dividends, and no dividend has been declared since then. See “Item 8. Financial Information—A. Consolidated Statement and Other Financial Information—Dividends”.

Exchange Rate Information

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The financial statements of our PRC subsidiaries are translated into U.S. dollars using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report (i) for assets and liabilities were made at a rate of RMB6.94, RMB6.52, RMB6.86  RMB6.98 and RMB6.52 to $1.00 for each of the financial years 2016, 2017, 2018, 2019 and 2020 respectively, and (ii) for revenue and expenses were made at a rate of RMB6.6340, RMB6.7770, RMB6.5974, RMB6.8829 and RMB6.8955, to $1.00 for each of the financial years 2016, 2017, 2018, 2019 and 2020, respectively. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB at any particular rate.

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Since 2005, the People’s Bank of China, (the “PBOC”), has allowed the RMB to fluctuate within a narrow and managed band against a basket of foreign currencies according to market demand and supply conditions. The PBOC announces the RMB closing price each day and that rate serves as the mid-point of the next day’s trading band.

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

Risks Related to Our Business

Our business could be materially and adversely affected as a result of shareholder activism, proxy contest and related litigation, including the current dispute with one of our shareholders.

Our business could be materially and adversely affected as a result of shareholder activism, proxy contest and related litigation.  We have been involved in an ongoing dispute with IsZo Capital LP (“IsZo”), one of our shareholders.  Following the legal proceedings instituted by IsZo in October 2020 against us and other parties in the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court (the “Court”), the Court handed down a judgment (the “Judgment”) on March 3, 2021, holding that the private placement previously announced by us on October 5, 2020 (the “Private Placement”) was void and should be set aside, and that we shall convene a special meeting of shareholders regarding the removal and election of directors as soon as possible.  For a discussion of our dispute with IsZo, see “—B. Business Overview—Recent Developments.” Although we have, as instructed by the Court, updated our register of members to remove all entries in respect of the Private Placement, and planned to convene a special meeting of shareholders to be held on April 26, 2021 (the “Special Meeting”) with respect to the resolutions proposed by IsZo to remove directors contested and elect new directors proposed, we have filed an appeal against the Judgment. There is no assurance that the appeal will be successful. The final outcome of the appeal could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The ongoing dispute with IsZo has caused concern from our lending banks, local authorities and suppliers. After the Judgment was handed down, we received demand letters from four of our lending banks in China, making demand upon certain of our subsidiaries for payment in full of the amounts due under their loan agreements with our subsidiaries and restricting the remittance from the bank accounts of our subsidiaries held with the banks.  Although we have been negotiating with the lending banks, we cannot rule out the possibility that the lending banks may take further action to require payment of all or part of the loans under the relevant loan agreements and/or enforce all or any of the security for such loans in a short period of time, while local authorities may further scrutinize our applications for licenses, permits and certificates for development of real estate. In addition, some sub-contractors of the Nam Tai Inno Park project have issued demand letters. If our contractor does not pay these sub-contractors, the Company may be liable to them for construction fees.  On March 12, 2021, a group of around 150 workers of a sub-contractor of our main contractor (the “Contractor”) protested at the construction site of Nam Tai Technology Center and surrounded the facilities. The Contractor is demanding us to settle costs of RMB36.3 million ($5.6 million), which is deemed to be payable pursuant to the contract with the Contractor.  Due to our recent liquidity issues, the progress of the construction works for our projects have been adversely affected.  We are negotiating with the Contractor but there is no assurance that the dispute can be resolved in the near term.

Shareholder activism, proxy contest and related litigation have resulted, and are expected to continue to result in substantial costs to us and divert management’s and our Board’s attention and resources from our business.  Additionally, such shareholder activism and litigation could give rise to perceived uncertainties as to our future, materially and adversely affect our relationships with banks, suppliers and contractors, and make it more difficult to attract and retain qualified personnel. Also, we may incur significant legal fees and other expenses related to shareholder activism, proxy contest and related litigation. Our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism, proxy contest and related litigation. Our operations may encounter significant uncertainties, which could materially and adversely affect our business, financial condition, results of operations or cash flows, as well as lead to liquidity crises or even bankruptcy.

Failure to repay our debt timely, upon demand or comply with the restrictive covenants imposed by our loans could restrict future borrowings or cause all of our debt to become immediately due and payable, which could impair operations and adversely affect our results of operations and financial condition.

We have several loan agreements with commercial banks in China and may enter into new loan agreements with banks in and outside China. If we fail to repay the principal or interest when it becomes due or fail to comply with certain restrictive covenants in any of our loan agreements, we will be in default under the loan agreement, which may trigger cross-defaults in other loan agreements. Certain loan agreements contain covenants restricting our relevant PRC subsidiaries from (i) engaging in mergers, joint ventures, or restructurings, (ii) engaging in material investments, capital reduction, equity transfers, or transfer of material assets, (iii) substantially increasing our indebtedness, or (iv) distributing dividends without the relevant lender’s prior written consent, failing which we may be required to fully settle the outstanding amounts under the relevant loan agreements. Upon the occurrence of any material adverse change, as may be determined by the banks which affects or will affect our ability to repay the debt or the banks’ rights and interests, or if any cross-default occurs, these banks are entitled to accelerate payment of all or any part of the loan under the relevant loan agreements and/or to enforce all or any of the security for such loans.

Since the Judgment was handed down by the Court, we have received demand letters from four of our lending banks, making demand upon certain subsidiaries for payment in full of the amounts due under their loan agreements with our subsidiaries and restricting remittances from the bank accounts of our subsidiaries held with the banks. Although we have been negotiating with the lending banks, we cannot rule out the possibility that the lending banks may take further action to require payment of all or part of the loans under the relevant loan agreements and/or enforce all or any of the security for such loans in a short period of time. This could reduce our available funds at a time when we are experiencing difficulties generating sufficient funds from our operations or obtaining financing. Any default restricts our ability to obtain financing in the future, which could materially and adversely impact our financial condition and cash flows.

We have a liquidity issue, and we may be required to raise funds through one or several measures, including accelerating leasing and presale of current projects, raising debt which may impose upon us additional financial obligations, issuing equity securities, which could result in additional dilution to our shareholders, or sale of assets.

Besides negotiating with our lenders and other creditors, we are taking various measures to tackle the liquidity issue. We have instructed valuers to produce valuation reports on our major projects. We have also reached out to potential funders for providing urgent financings on a secured or non-secured basis. Other measures such as project sales and rights issue are also being considered.   However, there are significant uncertainties due to the governing and management of the Company pertaining to the Special Meeting. The appropriate course of actions will have to be decided by the Board and management subsequent to the meeting, while the current Board and management are committed to taking actions to preserve the best interests of all shareholders and explore options that will be able to be considered.  Based on the above premises, in the best estimate of the management, our financial statements for the year ended December 31, 2020 were prepared on a going concern basis.  We have projected the cash needs in the next twelve months to be $512 million.  The cash and cash equivalents on hand was approximately $91 million as of April 1, 2021, which cannot meet the cash needs in the next twelve months. The Company is evaluating several measures of financing, such as external financings, acceleration of the leasing of Nam Tai Inno Park, and presale of Nam Tai Technology Center and Nam Tai•Longxi, failing which rights issue and project disposal will also be considered. Currently, the Company intends to raise loans from financial institutions and potential funders to maintain its normal operations. However, the Company does not have any commitments to obtain financing and cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may require additional cash resources to address our liquidity issue, business plan and future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of our property developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity, debt or convertible securities. Sales of additional equity, debt or convertible securities could result in additional dilution to our current shareholders. The incurrence of indebtedness could result in increased debt service obligations and may also result in operating and financing covenants that would restrict our operations, including our ability to pay dividends or redeem stock.

Furthermore, in October 2020, following notices from our lending banks expressing concern that substantial uncertainties may be cast upon our operations and management control in light of recent actions taken by IsZo, we completed a Private Placement, raising gross proceeds of approximately $171 million to address our liquidity issue. After the Judgment was handed down holding that the Private Placement was void and should be set aside and an injunction was granted restricting us from dealing with the proceeds raised from the Private Placement, we received a notice of arbitration (the “Notice”) from one of the investors who purchased our common shares in the Private Placement, seeking remedy to request us to repay such consideration.  The vast majority of the proceeds has been placed into an investment fund managed by Credit Suisse, which we were notified that it was terminated on March 4, 2021. Even though such fund is managed by Credit Suisse with underlying notes insured by insurance companies with a credit rating of at least “A” by Standard & Poor’s or “A2” by Moody’s, there is no assurance that the we can fully recover our proceeds and return the proceeds to the investors, in which case there may be addition dispute with investors which would have a material and adverse effect on our business, financial condition, results of operations or cash flows.

We are heavily dependent on China’s economy and the performance of the PRC real estate market, particularly in the Guangdong-Hong Kong-Macao Greater Bay Area (the “GBA”).

Our major real estate development, leasing and sales operations are located in China, particular in Shenzhen and the GBA. Compared with traditional homebuilders, we are more focused on the development of industrial land, and our current major target clients are enterprises. Therefore, our business prospects significantly depend on the performance of the general economy and the real estate market in China, particularly in the GBA.

As of January 31, 2021, we have five projects located in the GBA and two in the Yangtze River Delta Economic Zone, among which the development projects in Shenzhen and Dongguan, including Nam Tai Inno Park, Nam Tai Technology Center, Nam Tai Inno Valley and Nam Tai•Longxi, are most significant. We also intend to enter other regions and cities in China. In the event that general economic conditions in the cities and regions where we operate or intend to operate are not performing as expected, demand for office or commercial properties may decrease, which could adversely affect our business, operating results and financial position.

The real estate market in China is highly cyclical and supply and demand in the real estate market is affected by changes in economic, social and political, regulatory, environmental and other conditions beyond our control. We cannot assure you that there will not be an oversupply of properties in the GBA or other parts of China where we operate or intend to expand into. In the event of an oversupply of properties, property prices in the markets may decline. Any market downturn in the cities or regions where we operate could adversely affect our business, results of operations and financial condition.

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

The supply of land in China is substantially controlled by the PRC government. Land supply policies adopted by the PRC government directly impact our ability to acquire land use rights for development. In recent years, the PRC government has implemented various measures to regulate the means by which property developers may obtain land. The PRC government also controls land supply through zoning, land usage regulations and other means. All these measures further intensify the competition for land in China among property developers. The implementation of these measures may increase land transfer prices and require property developers to maintain a higher level of working capital. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations on Real Estate Development and Management” for information on the regulatory procedures and restrictions relating to land acquisition in PRC.

In addition, we cannot assure you that the parcels of land we have acquired to date will appreciate, or that we will continue to be able to acquire land of sufficient size and with an appropriate scope of usage in desirable locations at commercially acceptable prices, or at all. If we fail to acquire sufficient land reserves in a timely manner and on acceptable terms, or at all, our business, results of operations, financial condition and prospects may be materially and adversely affected.

Our results of operations may vary significantly from period to period.

We derive the majority of our revenue from the sale and leasing of properties that we have developed. Our results of operations tend to fluctuate from period to period due to various factors including the overall schedule of our property development projects, the timing of the sale and leasing of our properties, the size of our land bank, our revenue recognition policies and changes in costs and expenses such as land acquisition and construction costs. The number of properties that we can develop or complete during any particular period is limited due to the size of our land bank, the substantial capital required for land acquisition and construction, as well as the development periods required before positive cash flows may be generated. At the same time, sales and leasing of real estate will be affected by the market conditions.

In addition, our projects under development including Nam Tai Inno Park and Nam Tai Technology Center are large scale and are developed in multiple phases over the course of several years. The selling or leasing prices of the office and commercial units in larger scale property developments tend to vary over time, which may impact our sales proceeds and rental income, and accordingly our revenues for any given period.

Our financial condition and results of operations may fluctuate significantly due to seasonality, and our quarterly financial results may not fully reflect the underlying performance of our business.

Our quarterly operating results have fluctuated in the past and will fluctuate in the future due to seasonality. We generally rent out a greater number of units during spring and fall. We typically experience a lower level of rental in the summer and winter months, especially around lunar year-end, when large number of workers return to their hometowns to celebrate the Chinese New Year. Rental generally picks up after the Chinese New Year when these workers return to work and factories re-open. As a result of these factors, our revenues may vary from quarter to quarter, and our annual results of operations may be difficult to predict based on a quarter-to-quarter comparison of our results of operations. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our common shares to fall. As our revenues grow, these seasonal fluctuations may become more pronounced.

We may face intense competition from other developers.

The property industry in the PRC is highly competitive. In 2019 and 2020, the total floor area and the vacancy rate of office properties in Shenzhen and Shanghai increased while the rental rate declined. We are exposed to such risk and the possibility that property prices may fall significantly will adversely affect our revenue and profitability.

There has also been an increase in the number of competing projects in our proximity, which could intensify competition among property developers and force us to reduce prices or incur additional costs to make our properties more attractive. Moreover, as Shenzhen transforms from a labor-intensive electronic manufacturing hub to a research and innovation center, many factories located on industrial lands are being converted to technology parks similar to Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley.

Some of our competitors have competitive advantages over us, including greater economies of scale, more well-known brands, new and different business models, lower costs, larger customer bases, more experience in real estate development and greater financial, marketing, technology, human resources, and other expertise and resources. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. We cannot assure you that we will always be able to successfully compete against our competitors. In addition, competition among property developers may result in increased costs, shortage of raw materials, oversupply of properties, and difficulty in hiring or retaining qualified personnel, any of which may adversely affect our business, financial condition and results of operations.

Our business may be materially and adversely affected by government measures affecting China’s real estate sector, especially the industrial real estate sub-sector.

The real estate sector in China, especially the industrial real estate sub-sector is subject to government regulations, including measures intended to curtail rapid price increases and property speculation, as well as stabilize the cost of housing for enterprises. To achieve these objectives, the Chinese government tightened its real estate policies, implementing measures and policies intended to promote the healthy development of the real estate sector.

The regulations promulgated by the central and local governments may change from time to time to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. Since 2016, many local governments in first-tier and second-tier cities including Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin have issued notices restricting the purchase of houses. The restrictive measures include, but are not limited to, an adjustment to the percentage of initial down payment required, more restrictive eligibility requirement imposed on purchasers and a limit on the maximum number of houses one may purchase. It is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies or adopt new measures that are less restrictive in the future.

In May 2018, the PRC Ministry of Housing and Urban-Rural Development (“MOHURD”) issued a circular (the “May Circular”) intended to increase the supply of property. The May Circular provided that banks strictly examine the mortgagor’s loan repayment capacity before granting any mortgages, enterprises use solely their own funds to purchase land (as opposed to borrowed funds), and that the source of such purchasing funds would be under stringent supervision.

In July 2018, the General Office of the People's Government of Shenzhen Municipality issued a circular (the “July Circular”) intended to further strengthen the regulation of and promote the steady and healthy development of the real estate market in Shenzhen. The July Circular included restrictions on the transfer of residences and commercial apartments built on land zoned as either residential, commercial, or mixed-use.

In July 2020, the Housing and Construction Bureau of Shenzhen Municipality issued a Notice on Further Promoting the Stable and Healthy Development of the Real Estate Market, in which stricter regulations were imposed on the qualifications to purchase houses, the calculation of the number of houses purchased by divorced persons, the online signing of mortgage contracts, and the disclosure of second-hand housing information.

On February 8, 2021, Shenzhen Housing and Construction Bureau issued a Notice on the Establishment of Release Mechanism on Second-hand Housing Transaction Reference Price. The notice prescribed that Shenzhen shall establish second-hand housing transaction reference price release mechanism which aims to promote the transparency of second-hand housing market, guide real estate brokerage agencies to issue listing prices reasonably, steer commercial banks to grant second-hand housing loans reasonably, prevent and control personal housing credit risk, and stabilize market expectations. Current second-hand housing market in Shenzhen has been struck by the notice.

On February 27, 2021, Dongguan Housing and Urban-Rural Construction Bureau, Municipal Natural Resources Bureau and other six departments jointly issued Notice on the Further Regulating the Real Estate Market Regulation, to firmly curb speculation and excessive price increases. Regulations in the notice include increase on ratio of initial down payment, strengthen the new housing record price guidance and others.

These measures and policies principally apply to residences and commercial apartments that are built on land zoned as residential, commercial or mixed-use. Our development project Nam Tai•Longxi may be affected., Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley, are built on land zoned as industrial, so most of these measures and policies do not directly apply to the projects. However, these measures and policies may depress the market prices of the PRC and Shenzhen real estate properties, dissuade potential buyers from making purchases, reduce transaction volume, and cause a decline in average selling prices, any of which could affect the selling or rental prices we may charge.

MOHURD, National Development and Reform Commission (“NDRC”), Ministry of Public Security, China Quality Certification Center, the China Banking and Insurance Regulatory Commission and Cyberspace Administration of China also issued the Opinions on Rectifying and Regulating the Order of the Housing Rental Market (the “Opinions”) in December 2019. The Opinions stipulated requirements for the management of lease registration and the control of rent financing business. Stricter control imposed on the leasing industry may increase our costs to comply with the requirements and adversely affect our business operations and financial position.

The Regulations on Urban Renewal of the Shenzhen Special Economic Zone (the "Renewal Regulations"), effective from March 1, 2021, stipulated that the land use rights assignment contract shall specify the urban renewal unit planning and include project implementation supervision agreement. In case of industrial projects, the developer shall also sign an industrial development supervision agreement with the competent authority to clarify the regulatory requirements. Any failure to comply with the regulatory requirements may result in penalty on the developer.

See “Item 4. Information on the Company—B. Business Overview—PRC Regulations on Real Estate Development and Management” for additional information.

In addition, we cannot assure you that the PRC or Shenzhen governments will not adopt new measures in the future that may result in lower growth in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. If we fail to comply with these measures, we may face penalties or sanctions from the government. Our operation results and financial position may be significantly and adversely affected.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects.

The global macroeconomic environment is facing challenges, including the global pandemic of the COVID-19, the production conflicts among major oil producers in the world, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The Chinese economy has shown slower growth compared to the previous decade since 2012 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest in the Middle East, Europe and Africa, which have resulted in market volatility. There have also been concerns over the relationship between China and other countries, including surrounding Asian countries. Recent international trade disputes, including tariff actions announced by the United States, China and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, financial condition, results of operations and prospects.

We may fail to obtain, or experience material delays in obtaining requisite licenses, certificates, permits or governmental approvals for our technology park development projects. As a result, our development plans, business, results of operations and financial condition may be materially and adversely affected.

Property development in the PRC, and in Shenzhen in particular, is highly regulated by the government and has long and complicated processes, which generally require a large amount of capital and involve numerous parties such as designers, material suppliers, contractors and subcontractors, and potential purchasers and tenants. At various stages of our development projects, we are required to obtain and maintain certain licenses, certificates, permits and governmental approvals, including but not limited to, qualification certificates, land use rights certificates, land use permits, construction planning permits, construction permits, pre-sale permits, construction acceptance certificates and property ownership certificates. Before government authorities issue any license, certificate or permit, we must satisfy certain specific conditions and requirements. We cannot assure you that we will not encounter material delays or difficulties in fulfilling the necessary conditions to obtain all necessary licenses, certificates or permits for our projects in a timely manner, or at all.

The site of Nam Tai Inno Valley is on industrial land within the designated industrial block lines. Pursuant to the Measures on Administration for the Industrial Block of Shenzhen promulgated by the Shenzhen Government, the government strictly controls the ratio of the site that can be re-designated from “M-1” to “M-0” and will need to approve the ratio. The re-designation ratio, floor area ratio and the gross floor area (“GFA”) of our Nam Tai Inno Valley are still subject to the approvals of the Shenzhen Government. We cannot assure you that the final GFA of Nam Tai Inno Valley as approved by the government will be the same as expected. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations on Real Estate Development and Management for more information.

The leasing model of the Nam Tai Inno Park project is relatively new and may not receive wide-scale acceptance.

The units in the Nam Tai Inno Park are offered for lease since we are not permitted to subdivide the title pursuant to our land use rights assignment agreement and its subsequent amendments in which the industrial land was zoned as M-1 with 50 years of land use rights from 2007. In our leasing model, lease terms can range from one year to up to the expiry of our land use rights. For short-term leases, the rent and management fees are collected monthly. For long-term leases, we also offer the lessees a leasing option where the total lease payment for the entire lease period is collected upfront, with management fees to be paid monthly.

Upfront lease payment for industrial properties is a relatively new leasing model that has not been widely adopted. Our cash flow could be enhanced significantly, and the stable demand of leases could be satisfied with the upfront payment option. We cannot assure you that the upfront payment arrangement will not be challenged or further regulated by the relevant governmental authorities. If new laws, regulations or rules are enacted to restrict or prohibit such arrangement, we will have to change our leasing model and may need to find alternative sources of capital. Failure to do so could adversely affect our business, financial condition and results of operations and cash flows.

We may not have adequate financing to fund our current or planned technology park developments.

Property development is capital intensive, and we need significant capital resources to fund our existing and future construction and development activities. PRC laws and regulations with respect to the property development sector impose stringent requirements on banks providing loans to property development enterprises, and we cannot assure you that the PRC government will not further tighten such restrictions. These restrictions may limit our ability and flexibility to use the financing we have at our disposal or to obtain bank credit to finance our technology park development project. We cannot assure you that we will be able to generate sufficient cash from our operations to meet our funding needs.

We may not successfully market Nam Tai Inno Park to our targeted clients.

We are current targeting companies in the AI, new technology and new material industries as potential tenants for the Nam Tai Inno Park. Given the large scope of the Nam Tai Inno Park, especially in the area where it is located, we cannot guarantee that we will achieve the ideal rental rate in a short period of time, and we may have to adjust our target tenants based on market demand. To better serve our tenants and attract target tenants, we will need to integrate multiple advanced network systems in the Nam Tai Inno Park to create an intelligent platform and provide a highly efficient, business-friendly environment. Moreover, target tenants of our technology parks may also make relocation decisions based on factors such as our ability to successfully attract a group of innovative businesses, availability of government subsidies and public or private financial supports, as well as a number of other external factors specific to their unique situations. If we fail to provide proper network integration, make available an intelligent platform, or clear paths for our target tenants to receive comprehensive support, these potential tenants may not choose our technology park.

We cannot guarantee our success in new investments.

Since the second half of 2019, we have started operating commercial and industrial properties owned by third parties, such as Nam Tai • Tang Xi Technology Park and Nam Tai • U-Creative Space (Lujiazui). We may face challenges in attracting tenants and catering to their needs, such as building a more competitive operation system and enhancing the efficiency of our sales and operation teams. We may also be subject to additional compliance requirements. If we fail to attract tenants successfully and reach a satisfactory rental rate, we may suffer a loss in the operation of these properties in its early stages.

In March 2020, we acquired a commercial and residential land parcel (No. 2020WR002), through a public auction, in Dongguan. We may invest in new real estate properties through bidding, acquisition and urban renewal in 2021 and will have additional capital needs for the acquisition of land use rights and the development, construction, and sale or lease of such properties. In addition, we may explore other investment opportunity depending on the market conditions.

As each investment is subject to various risk factors, we cannot guarantee its success. Failure to develop a given project successfully may adversely affect our revenue, earnings and cash flow.

Increases in the rate of cancellations of leasing agreements could have an adverse effect on our business.

We have signed lease agreements with tenants for some of the units in Nam Tai Inno Park. In some cases, lessees may cancel the lease agreements for reasons such as failure for tenants to obtain necessary business approvals and certificate, changes in state and local laws and regulations, or the lessee’s inability to obtain financing, or our inability to complete and deliver the units as scheduled. If there is a downturn in the economy of China and the real estate market, or if mortgage financing becomes less available than expected, more lessees may cancel their lease agreements with us which would have an adverse effect on our business and results of operations.

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

Any construction delays or failure to complete a project according to our planned specifications or budget may delay our lease sale schedule, which could adversely affect our revenues, cash flows and our reputation. We may also be penalized by the local authority if we fail to complete our projects on time. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations on Real Estate Development and Management” for information on the regulatory procedures and restrictions relating to delay of construction acceptance in PRC.

We may be required to write off our long-lived assets, which could result in an impairment charge that would adversely affect our operating results.

We plan to write off the existing buildings located in Nam Tai Inno Valley when they are demolished in preparation of re-construction. The valuation of our long-lived assets requires us to make assumptions about future income. Our assumptions are used to forecast future undiscounted cash flows. Given the volatile and uncertain nature of the current economic environment and uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and subsequently record an impairment charge. Any such charge relating to long-lived assets would adversely affect our operating results.

We might not be able to carry all our operating losses forward.

Our operating activities in the short term will consist principally of leasing and sale of properties. Certain operating losses may be carried forward as tax benefits in future years. If there are changes in the relevant PRC tax policy with respect to the real estate industry, we may not be able to carry all our operating losses forward and our forecasted profits in the future may also be affected.

We rely on the support of our key management members.

We have commenced certain strategic cooperation with Kaisa Group Holdings Limited (“Kaisa” or “Kaisa Group”), including hiring experienced real estate engineers and professionals from Kaisa to join us as officers and employees. Dr. Lai Ling Tam, a senior advisor at Kaisa, was appointed as the Director and Executive Chairman of our company while Mr. Jiabiao Wang was appointed as our chief executive officer. The strategic cooperation with Kaisa has also enabled the company to have access to financing resources, build the network with various suppliers and partners, increase its brand awareness and market influence. The services provided by these key management members are integral for our Company’s growth.

In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors from the market in a timely manner. Competition for management talent is intense in the property development sector in the PRC, especially in industrial property development where comprehensive industry knowledge and well-rounded abilities are essential. If we cannot attract and retain suitable talent, especially at senior management level, our business and ability to complete our projects on time may be adversely affected.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

As of March 15, 2021, our top three largest shareholders, namely Kaisa Group Holdings Limited, Mr. Peter R. Kellogg and IsZo Capital LP, beneficially owned approximately 56% of our common shares, collectively. If acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of their shares. These actions may be taken even if they are opposed by our other shareholders.  In addition, Kaisa also engages in the real estate business in GBA, China. We cannot assure you that Kaisa, the companies controlled by Kaisa or its affiliates will not engage in activities that may compete directly with our major development projects in Mainland China.

We face risks related to the outbreak of COVID-19 and other local and global public health emergencies, natural disasters and other catastrophic events.

Our business could be adversely affected by the effects of COVID-19—Corona Virus Disease, 2019 (COVID-19), avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, or other epidemics and outbreaks. Health or other government regulations adopted in response to such emergencies or epidemics, natural disasters such as earthquakes, tsunamis, storms, floods or hazardous air pollution, or other catastrophic events may require temporary suspension of part or all operations. Such a suspension could disrupt our business and adversely affect the results of our operations and our financial conditions. Moreover, these types of events could negatively impact the economy and the business of our tenants, which would in turn adversely impact our business and our results of operations and financial conditions.

The COVID-19 pandemic has spread worldwide, infecting millions of people and bringing adversely impact on economy. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. The COVID-19 outbreak in China has caused us to temporarily close our offices and project sites in early and mid-February 2020. In addition, many businesses and social activities in China have been severely disrupted, including those of our tenants, contractors and suppliers. We have experienced certain delays caused by some of our contractors and agreed to reduce the rent for certain of our tenants. Such disruptions have not had a material adverse effect on our business. Our business operation could also be disrupted if any of our employees or workers on our properties has contracted or is suspected of having contracted any contagious disease or condition, since it could require our employees and workers to be quarantined or our offices to be closed down and disinfected. Since April 2020, the outbreak of COIVD-19 has been under control in China, and work resumption has been taking place. However, given the uncertainties of the pandemic, we cannot assure you that we or our business partners or tenants will not experience further disruptions and the potential slowdown of China’s economy in 2021 and beyond and the changes in the outlook of the property market will not have a material adverse effect on our results of operations and financial condition. In addition, if there is any further outbreak, the commercial markets are likely to be distressed as short - to medium-term outlook may be unclear. Enterprises are also sensitive on leasing cost and cautious about relocating and expanding office space, which could reduce the demand on the office and commercial space of our projects and cause a significant negative impact on our operating results and financial condition. We are uncertain as to when the outbreak of COVID-19 will be contained worldwide and if the impact will be short-lived or long-lasting, accordingly, we cannot yet predict the extent to which the COVID-19 outbreak will ultimately affect our business, results of operations or financial condition.

Other natural disasters and catastrophic events, such as fires, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, terrorist attacks or similar events, could also cause severe disruption to our operations or to those of our contractors, suppliers or tenants, which could materially and adversely affect our results of operations and financial condition.

We may be adversely affected by the performance of third-party contractors.

We rely on third-party contractors to provide various services, including design, pile setting, foundation digging, construction, equipment installation, interior decoration, and other works. Our principal third-party contractors carry out property construction and may subcontract various works to independent subcontractors. We endeavor to employ contractors with good reputations, strong track records, and adequate financial resources. We also adopt and follow our own quality control procedures and routinely monitor works performed by third-party contractors. However, we cannot assure you that all work performed by third-party contractors will meet our quality standard and that expensive and time-costly replacements or remedial actions may have to be deployed, delaying our project schedules. As we expand into new regional markets in China, we may not be able to recruit sufficient qualified contractors. Contractors may also undertake projects for other developers, engage in risky or unsound practices, or encounter financial and other difficulties, any of which may adversely affect their ability to complete their work for us on time and within budget.

Injuries or damages may arise from construction accidents.

Risks related to injuries or damages arising from construction accidents are inherent in our business. As a policy, we require and uphold high construction safety standards within our project construction teams, in line with those set by reputable industry organizations in China. We also endeavor to instill the highest applicable safety standards and ensure all contractor and subcontractor personnel comply with such safety standards through training, supervision and monitoring. However, we cannot assure you that there will not be any construction accidents or related third party claims for damages. We may also be subject to claims from customers or other third parties, resulting from the use of our properties. Any substantial accident or harm caused to third parties during the construction of our projects could damage our reputation and relationship with regulators and customers, and adversely affect our business operations.

We face litigation risks and regulatory disputes in the course of our business.

In the ordinary course of our business, claims and disputes involving project owners, customers, labor, contractors, suppliers, business partners and regulatory authorities may be brought against us and by us. Claims may be brought against us for alleged defective or incomplete work, liabilities for defective products, related personal injuries and death, damage to or destruction of property, breaches of warranty and late completion of the project, as well as claims relating to taxes, among others. Such claims could involve actual and liquidated damages. We may also engage in disputes with regulatory authorities on taxation and matters in connection with our business and operations. Negotiation and legal processes for claims and disputes may be lengthy and costly, and result in adverse impact on our business, financial condition and results of operations.

Damage to or other potential losses involving our assets and business may not be covered by insurance.

We maintain property and liability insurance policies with coverage features and insured limits that we believe are consistent with market practice in the property development sector in Shenzhen, China. Nonetheless, the scope of insurance coverage that we can obtain may be limited as we have to consider the commercial reasonableness of the insurance cost. There are also certain types of losses that are currently uninsurable in China. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or settle any claims we may have against them.  We generally do not maintain any business disruption insurance or key-man insurance. As such, certain types of losses, generally of an unforeseen or catastrophic nature, such as those caused by the outbreak of COVID-19 or other infectious diseases, fires, natural disasters, terrorist acts, may not be sufficiently, or at all, covered by insurance. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial conditions and results of operations, could be materially and adversely affected.

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

We are classified as a passive foreign investment company (a “PFIC”), for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.  Passive income for this purpose generally includes dividends, interest, royalties, rent and capital gains.  However, rents and gains derived in the active conduct of a trade or business in certain circumstances are considered active income.  In applying these tests, we are treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the equity interests.

We believe we were likely a PFIC for the taxable year ending December 31, 2018 and maybe certain other taxable years preceding such taxable year. However, we believe we were not a PFIC for the taxable year ending December 31, 2019. Furthermore, based on, among other matters, the historic, current and anticipated composition of our income, assets and operations, and our market capitalization, we do not expect to be classified as a PFIC for the taxable year ending December 31, 2020 or in the foreseeable future.  However, whether we are classified as a PFIC is a factual determination that depends on, among other matters, the ownership and the composition of the income and assets, as well as the value of the assets (which may fluctuate with our market capitalization) of our group from time to time.  Moreover, the application of the PFIC rules with respect to us is unclear in certain respects.  The United States Internal Revenue Service (the “IRS”) or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules.  For example, based on the current and anticipated structure and operations of our group, as well as rules contained in recently finalized U.S. Treasury Regulations, we intend to treat certain rents and gains from any real property that we hold directly or that is held directly by our subsidiaries as active income.  The application of the rules addressing active rental income to our facts is complex, however, and it is possible that final U.S. Treasury Regulations may adversely change these rules or the IRS may not agree with our conclusions.  As a result, there can be no assurance that we will not be classified as a PFIC for the taxable year ending December 31, 2020 or for any future taxable year.

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

In the United States, changes in corporate governance practices due to the Dodd-Frank Act and the Sarbanes-Oxley Act, changes in the continued listing rules of the New York Stock Exchange (the “NYSE”) new accounting pronouncements and new regulatory legislation, rules or accounting changes have increased our cost of being a U.S. public company and may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have made some activities more time-consuming and have increased financial compliance and administrative costs for public companies, including foreign private issuers like us. In addition, any future changes in regulatory legislation, rules or accounting may cause our legal and accounting costs to further increase. These new rules and regulations require increasing time commitments and resource commitments from our company, including from senior management. This increased cost could negatively impact our earnings and have a material adverse effect on our financial position or results of operations.

The BVI Economic Substance Act may affect our operations.

The British Virgin Islands has enacted the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “BVI Economic Substance Act”).  We are required to comply with the BVI Economic Substance Act.  As we are a British Virgin Islands company, compliance obligations include filing notifications and reports for the Company, which need to state whether we are carrying out any relevant activities and if we have satisfied economic substance tests to the extent required under the BVI Economic Substance Act.  As it is a new regime, it is anticipated that the BVI Economic Substance Act will evolve and be subject to further clarifications and amendments.  We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the BVI Economic Substance Law.  Failure to satisfy these requirements may subject us to penalties under the BVI Economic Substance Act.

It may be difficult to serve us with legal process or enforce judgments against our management or us.

We are a British Virgin Islands holding corporation with subsidiaries in Hong Kong and mainland China. Substantially, most of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC or Hong Kong, and substantially all of the assets of these persons are located within the PRC or Hong Kong. It may not be possible to affect service of process within the United States or elsewhere outside the PRC or Hong Kong upon our directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. An original action may be brought against our assets and our subsidiaries, our directors and executive officers in the PRC only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

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

Enforcement of a foreign judgment in the PRC, Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors’ rights and will be subject to a statutory limitation of time within which proceedings may be brought.

Our status as a foreign private issuer in the United States exempts us from certain reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the NYSE, limiting the protections and information afforded to investors.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to U.S. domestic public companies, including:

•

the NYSE Listed Company Manual requiring that shareholder approval be obtained in certain circumstances prior to an issuance of securities to a related party or its affiliates and prior to an issuance of the securities which exceed certain thresholds;

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

In addition, because we are a foreign private issuer, certain corporate governance standards of the NYSE that apply to domestic companies may not be applicable to us. For information regarding how our corporate governance standards differ from those applied to U.S. domestic issuers, see the discussion under “NYSE listed Company Manual Disclosure” in “Item 6. Directors, Senior Management and Employees—C. Board Practices”. Because of these exemptions, investors may be afforded less protections than they otherwise would under the NYSE corporate governance requirements applicable to U.S. domestic issuers, or investors may not afford the same information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE that are not foreign private issuers.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As an NYSE listed company, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, may not be subject to these restrictions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We cannot assure you, however, that our employees or other agents will not engage in such conduct for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial position and results of operations.

The consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to changes in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operations.

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud, or in informing management of all material information in a timely manner.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and internal controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls is also based, in part, upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions, and its degree of compliance with certain policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur or may not be detected.

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

China’s economy differs from the economies of most developed countries in many aspects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development. The Chinese government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to certain industries or companies.

The growth of China’s economy has been uneven both geographically and among various sectors of the economy. Some government measures may benefit the overall Chinese economy, such as policies supporting technology and innovation enterprises that may help increase the number and rental capacity of potential tenants in our technology parks. But some may have a negative effect on us, e.g. stricter control in leasing. However, any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition.

China’s economy has a direct impact on the business market, and our major customers -- enterprises. Our results and our financial position would be materially and adversely affected if business demand for offices or businesses declines in the face of slowing or stagnant economic growth in China.

Recent trade or investment policy announced by the United States administration against the PRC may adversely affect our business.

During the past year, the U.S. government imposed new, or increased existing, tariffs on goods exported from China and limited U.S. investment portfolio flows into China. For example, in May 2020, under pressure from U.S. administration officials, the independent Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. In November 2020, the U.S. administration issued U.S. Executive Order 13959, which was subsequently amended in January 2021, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. As a result, in December 2020, and again in January 2021, the New York Stock Exchange, or the NYSE, announced plans to delist the American depositary shares of China Telecom, China Mobile and China Unicom to comply with this executive order. Geopolitical tensions between China and the United States may intensify and the United States may adopt even more drastic measures in the future. Global trade and investment between China and the United States continue to remain dynamic, and there are still many uncertainties.

The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting China’s overall economic condition, which could have a negative impact on us as the vast majority of our operations are in China. Furthermore, imposition of tariffs could have a negative impact to our potential tenants and buyers, most of whom are technology companies and may be subject to the tariffs imposed by the two governments, which would indirectly impact our business and operating results.

Changes in government control of currency conversion and in PRC foreign exchange regulations may adversely affect our business operations.

The PRC government imposes controls on the convertibility between Renminbi and foreign currencies and the remittance of foreign exchange out of China. We receive substantially all our revenue in Renminbi. Our PRC subsidiaries must convert their Renminbi earnings into foreign currency before they may pay cash dividends to us or service their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current-account items may be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements.

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

As part of our assets and operating activities are denominated in Renminbi and part of those are denominated in U.S dollars, the translation of Renminbi-denominated assets to U.S. dollars for reporting purposes and the translation of U.S. dollar denominated assets to Renminbi for operation purposes can result in a foreign exchange loss. We expect to continue to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the U.S. dollar.

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

Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, PRC tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the PRC government enacted a unified enterprise income tax (“EIT”) law which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise (“FIE”), located in Shenzhen, China, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment given to our subsidiaries in the PRC as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT, most domestic enterprises and FIEs are subject to a single PRC EIT rate of 25% from 2012 onwards. For information on the EIT rates as announced by the PRC’s State Council for the transition period until year 2013, see the table in “Item 5. Operating and Financial Review and Prospects”.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities; however, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which changes may have a retroactive effect. Pursuant to the Circular of the State Administration of Taxation on Issues Related to the End of Various Preferential Tax Policies for Foreign and Foreign-Invested Enterprises (STA [2008] No. 23) published by the State Administration of Taxation of the PRC) on February 27, 2008, an FIE may be required to pay back the taxes previously exempted as a result of the preferential tax treatment enjoyed in accordance with the Income Tax Law of People’s Republic of China for Foreign Investment Enterprises and Foreign Enterprise, if such FIE no longer meets the conditions for preferential tax treatment after 2008 due to a change in its nature of business or if the term of its business operation is determined to be less than ten years since its inception. As we have ceased production operations at all of our manufacturing facilities and are switching our core business to technology park management and development, our tax position may be subject to review by relevant tax authorities, and we cannot determine in advance whether, or to what extent a tax policy may require us to pay taxes or make payments in lieu of taxes.

We face uncertainty from the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Share Transfer (“Circular 698”) released in December 2009 by the PRC State Administration of Taxation, effective January 1, 2008.

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

Under PRC law, dividends may only be paid out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises (“PRC GAAP”), less any recovery of accumulated losses and allocations to statutory funds we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. As a result, our subsidiaries in the PRC may not be able to pay a dividend in a given year. China’s tax authorities may also change the determination of income which would limit our PRC subsidiaries’ ability to pay dividends and make other distributions.

Prior to the EIT law, which became effective on January 1, 2008, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC. However, under the EIT, dividends payable to foreign investors that are derived from sources within the PRC are subject to income tax at a rate of 10% by way of withholding unless the foreign investors are companies incorporated in countries that have tax treaty agreements with the PRC, whereupon the rate agreed by both countries will be applied. For example, under the terms of the tax treaty between Hong Kong and the PRC, which became effective in December 2006, distributions from our PRC subsidiaries to our Hong Kong subsidiary are subject to a withholding tax at a rate ranging from 5% to 10%, depending on the extent of ownership of equity interests held by our Hong Kong subsidiary in our PRC enterprises. As a result of this PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises will be reduced. Since we derive most of our profits from our subsidiaries in the PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, impair our ability to issue dividends to our shareholders in the future.

Certain information contained in this Report is derived from unofficial publications.

Certain information in this Report relating to the growth of Shenzhen, Shanghai and other areas, including statistics relating to the growth of its gross domestic product (“GDP”), and industry sectors, is derived from various government publications. Such information may not be consistent with those prepared by other independent market research bodies within or outside of the mainland China. Such information also has not been independently verified by us.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection. In addition, the enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NYSE could be delisted or prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB requirement in time.

Our independent registered public accounting firm which issues the audit reports included in our annual reports filed with the SEC is an auditor of companies that are traded publicly in the United States. A firm registered with the Public Company Accounting Oversight Board (the “PCAOB”) is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in Hong Kong, China, a jurisdiction where the PCAOB is currently unable to conduct full inspections without the approval of the Chinese authorities.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”), and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and China, respectively. The PCAOB continued to discuss with the CSRC, and the PRC Ministry of Finance on joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. stock exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China with respect to their audit work of U.S. reporting companies.

On June 4, 2020, the then U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets (the “PWG”) to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate (“NCJs”), the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to continued exchange listing, the PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to the firm’s audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. The measures in the report are expected to be subject to the standard SEC rulemaking process before becoming effective. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NYSE deregistration from the SEC and/or other risks, which may materially and adversely affect the market price and liquidity of the ADSs, or effectively terminate, our ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in the common shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, the Holding Foreign Companies Accountable Act was enacted. In essence, the act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final amendments to implement the HFCA Act. A registrant will not be required to comply with the amendments until the SEC has identified it as having a non-inspection year. As of the date of this annual report, the SEC is seeking public comment on this identification process. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are currently not inspected by the PCAOB. We are not required to comply with the amendments until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. If we are identified by the SEC as a registrant that will have to comply with the interim final amendments, we will be subject to additional submission and disclosure requirements. For example, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. The SEC is seeking public comment on these submission and disclosure requirements and plans to separately address implementation of the trading prohibitions in the HFCA Act in the future.

Risks Related to Our Common Shares

The market price of our shares will likely be subject to substantial price and volume fluctuations.

The markets for equity securities have been volatile and the price of our common shares has been, and could continue to be, subject to wide fluctuations in response to variations in our operating results, news announcements, trading volume, sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. Other events, such as the issuance of common shares upon the exercise of our outstanding stock options and the execution of private investment in public equity could also materially and adversely affect the prevailing market price of our common shares.

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

There is an uncertainty whether we will declare dividend in the future.

We declared the payment of quarterly dividends of $0.02, $0.07 and $0.07 per share for 2016, 2017 and 2018, respectively. For 2019 and 2020, after considering a number of factors, our Board of Directors decided against declaring any future dividends or setting a dividend schedule. Whether future dividends will be declared again will depend on our future growth and earnings, of which there can be no assurance, and our cash flow needs for our business. Accordingly, there can be no assurance that cash dividends on our common shares will be declared again, what the amounts of such dividends will be or whether such dividends, once declared, will continue for any future period, or at all. For additional information on the dividends we declared for 2018 and historically, see “Item 8. Financial Information—Dividends”

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

We are a real estate developer and operator, and we mainly conduct business in mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Wuxi, China. The three plots in Shenzhen are being developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley, respectively. We plan to build these projects into landmark parks in the region, provide high-quality industrial spaces to our tenants, and supply comprehensive industrial services to corporate tenants through our full-chain industrial model. We will also strategically extend our business to the commercial and residential property market so as to grasp the arising opportunities. While economic growth prospects of China continue, we will seize opportunities in the Greater Bay Area and other first- and second-tier cities in China and continue to grow our business.

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

On July 12, 2017, Kaisa Group, in a private secondary transaction, purchased 6,504,355 common shares of our company from our former chairman, Mr. Ming Kown Koo, and his wife, at a price of $17.00 per share. Subsequently, Kaisa continued to purchase common shares of our company in the open market. Following Kaisa Group’s initial purchase in July 2017, we began certain strategic cooperation arrangements with Kaisa Group, including hiring a number of engineers and real estate professionals from Kaisa Group to join us as officers and employees.

In May 2018, Nam Tai Inno Park, our first technology park project, commenced its construction of main structure and it opened for lease in March 2019. Phase I of Nam Tai Inno City was re-named as Nam Tai Technology Center to better reflect its positioning as a premier future center for leading technology enterprises. In July 2019, we began the construction of main structure of our second project, Nam Tai Technology Center. In September and December 2019, through asset-light operation model, we rented an industrial building in Baoan District, Shenzhen, and some office spaces in Pudong New District, Shanghai, respectively, and transferred them to be Nam Tai • Tang Xi Technology Park and Nam Tai • U-Creative Space (Lujiazui), respectively. As of December 31, 2019, we had leased approximately 34,848 square meters of Inno Park to tenants.

In March 2020, we acquired a land parcel in Machong Town, Dongguan City, through public auction, and planned to develop it into high-quality residential and commercial properties under the name of Nam Tai • Longxi. In addition, in the same month, we filed the construction acceptance record for Nam Tai Inno Park. In May 2020, we obtained property ownership certificates for 11 buildings within Inno Park. In the second quarter of 2020, we submitted the application of urban renewal for Nam Tai Inno Valley to the City Renewal and Land Development Bureau of Shenzhen Baoan District. In the third quarter of 2020, we started to deliver units in Inno Park to our tenants and we had obtained the foundation work construction permit for Nam Tai • Longxi project.

In September 2020, our Board of Directors appointed Mr. Lai Ling Tam as our executive chairman of the Board, together with the appointments of Mr. Jiaobiao Wang as our chief executive officer and Mr. Wai Hang Wan as our chief financial officer. The appointment of new director and management members significantly strengthened our leadership team and set the stage for a new phase of growth and development for the Company. Mr. Wan resigned as our chief financial officer in March 2021. On March 18, 2021, the Board appointed Mr. Terrence Lu as Chief Financial Officer of the Company, succeeding Mr. Wan, the former Chief Financial Officer, effective immediately. Mr. Wan has been retained as an advisor to the Company.  Mr. Lu has extensive experience in overall strategic planning and investment and financing management.

As of December 31, 2020, approximately 600 dormitory units in Inno Park were delivered to our tenants. By the end of 2020, we have leased floor area of approximately 112,771 square meters in Inno Park to tenants, equal to an occupancy rate of 43%.

For a discussion of our ongoing dispute with IsZo, see “—B. Business Overview—Recent Developments.” We have engaged in discussions with IsZo regarding our ongoing dispute, including discussions between a member of our Board and a representative of IsZo.

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

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”.

The SEC maintains an Internet website that contains electronically submitted reports, proxy documents, statements and other information about our company at www.sec.gov. Our official website is https://www.namtai.com/. The information contained on our website does not form part of this annual report.

B.	Business Overview

The following is a brief outline of our main business development in 2020.

January
• We entered into a loan contract with Xiamen International Bank Co., Ltd. Zhuhai branch with a credit line of $15.76 million for the construction of Nam Tai Inno Park.
February

•     Nam Tai Inno Park Industrial Showroom was temporarily closed due to the COVID-19 pandemic. The construction of Nam Tai Inno Park and Nam Tai Technology Center was suspended.

•     A series of measures were adopted to prevent the spread of the pandemic, including responding promptly, making anti-pandemic plans, forming crisis management team, monitoring closing, cleaning and disinfecting.

•     We also organized an online live broadcast industrial event with the theme of "how do enterprises rescue themselves after the pandemic".

March

•     We successfully filed the construction acceptance record for Nam Tai Inno Park.

•     The Company accelerated the construction progress of Nam Tai Technology Center after resuming the construction.

•     We strategically expanded to a fast-growing city near to Shenzhen by acquiring a commercial and residential land parcel in Machong Town, Dongguan City through public auction.

April
• We organized “Explore AI Unicorn – UBTECH” in Nam Tai Inno Park.
May

•     We obtained property ownership certificates for 11 buildings within Nam Tai Inno Park.

•     We were awarded as “A Top 10 Industrial Investment Enterprise of 2019” by the Government of Guangming District, Shenzhen.

•     Demystifying 5G: “Harbin Institute of Technology & Investors Joint Conference” and “AI Opens a New Era of Smart Manufacturing – Smart Manufacturing & Robotic Industry Sharing Salon” were held successfully in Nam Tai Inno Park.

•     We obtained the real property ownership certificate - land use right for Nam Tai • Longxi.

(A Top 10 Industrial Investment Enterprise of 2019)
June

•     We completed the renovation work for the operation service center of Nam Tai Inno Park, which will help us provide professional services to enterprise tenants.

•     The construction work of Nam Tai Technology Center fully resumed.

•     We submitted the application of urban renewal for Nam Tai Inno Valley to the Urban Renewal and Land Development Bureau of Shenzhen Baoan District.

•     We obtained the land use permit for Nam Tai • Longxi and begun preparation works such as pile testing and earthwork excavation planning.

•     As of June 30,2020, the occupancy rate of Nam Tai Inno Park increased to 23%.

July

•     We obtained the foundation work construction permit for Nam Tai • Longxi.

•     We held numerous industrial operation activities, such as Future Insights on Guangming District -- AI Technology Application Salon.

August

•     Towers A, B and C of Nam Tai Technology Center received Gold precertification under the Leadership in Energy and Environmental Design (LEED) v4 Building Design and Construction: Core and Shell Development (CS) rating system.

•     Nam Tai was honored to receive the award of “Industrial Real Estate Model Enterprise of 2020” in the “20th Annual Conference of the Boao•21st Century Real Estate Forum” for its comprehensive capacities and brand influence.

•     Nam Tai was awarded the “Top 20 2020 Guangdong-Hong Kong-Macau Greater Bay Area Excellent Industrial Park Operator” by CRIC research for its highly adaptable operational model and high-quality operational services.

•     The China Mobile 5G Innovation Center, Integrated Circuit Industry Base and Integrated Circuit Industry Public Service Platform were established in Nam Tai Inno Park.

(LEED Gold Precertification of Towers A, B and C of Nam Tai Technology Center) (Top 20 Guangdong-Hong Kong-Macau Greater Bay Area Excellent Industrial Park Operator for 2020)
September

•     The grand opening of Nam Tai Inno Park was held at Guangming Community Sports Center, and we hosted a ceremony with corporate tenants and business partners.

•     Tower 1 of Nam Tai Inno Park was delivered to tenants, and Towers 6 and 7 were completed and ready for delivery.

•     The main structures of the basements of Towers A and C for Nam Tai Technology Center were completed.

(Grand opening of Nam Tai Inno Park)

November
• Nam Tai was invited to participate in the 22 China Hi-Tech Fair in 2020. • The Launch Ceremony for Nam Tai • U-Creative Space (Guangming) was successfully held in Nam Tai Inno Park.	（Launch Ceremony of Nam Tai • U-Creative Space)
December

•     The Nam Tai Inno Park Branch of Guangming District Administration Service Center was officially opened, offering convenient, 24-hour service to enterprises and workers in the park and surrounding areas.

•     We obtained the construction works planning permit and construction works commencement permit for Nam Tai • Longxi.

•     As of December 30, 2020, the occupancy rate of Nam Tai Inno Park increased to 43%.

Nam Tai Inno Park Branch of Guangming District Administration Service Center

Our Competitiveness

We believe that the competitiveness shown below sets us apart from other technology park operators:

•

Our main projects are located in Shenzhen, a fast growing city with technology focus. We hold several technology parks with gross floor area of approximately 700,000 square meters in Shenzhen. We acquired these land parcels at relatively low costs, which will help us achieve better profitability after these projects are completed. In addition, Shenzhen is one of the four first-tier cities in China with rapid economic growth and a dynamic technology industry, which will be beneficial to our leasing, sales and financing activities.

•

The management team has substantial experience in the Chinese real estate sector and excellent project management capabilities. Our management has extensive experience in corporate finance, real estate development, construction, sales and operations in China, especially in the Guangdong-Hong Kong-Macau Greater Bay Area. We completed the main structure of Nam Tai Inno Park in April 2019 and have started to deliver its units since the third quarter of 2020. As of the end of 2020, the occupancy rate of Inno Park increased to 43%. As our first technology park development project, Inno Park was awarded the Excellent Site for Safe Production and Civilized Construction of Shenzhen Construction Projects issued by Shenzhen Construction Industry Association in April 2019, affirming the quality of our technology park. In addition, we have commenced the construction of main structure of Nam Tai Technology Center and obtained the construction works commencement permit for Nam Tai • Longxi in December 2020. The aforesaid accomplishments reflect our excellent project management and execution capabilities.

•

We have a differentiated operational model by providing high quality and diversified industrial space for our customers. Our three major projects in Shenzhen are being developed to be the landmark technology parks in the region. In August 2020, Nam Tai Technology Center received LEED Gold precertification, acknowledging Nam Tai’s commitment to high-performance green building. In terms of industrial operation, Nam Tai is building a "3+4+5" full-chain industrial service model with the industrial resources accumulated over the years, aiming to assist the enterprises in technology consulting, capital raising, talent recruitment, policy consultancy, marketing and other aspects.

•

The strategic relationship with Kaisa Group supports our long-term development. Kaisa is one of the major shareholders and an important strategic partner of the Company. It is a nationally leading real estate developer with over 20 years of experience in the field of urban renewal development and has managed over 100 urban renewal projects with a set of mature renovation mode. In 2020, Kaisa was named "One of the 40 Most Respected Enterprises in Shenzhen". The strategic relationship with Kaisa not only brings us the valuable industry talents and increases our access to bank financing, but also help gain the confidence of the market in general, including from the customers and suppliers.

•

Our strategic focus on the Greater Bay Area provides us opportunities for value creation. The Central People’s Government of China and the State Council have issued the “Outline Development Plan for the Guangdong-Hong Kong-Macao Greater Bay Area” in February 2019 and “Opinions on Supporting Shenzhen to Build a Pilot Demonstration Area of Socialism with Chinese Characteristics” in August 2019, which outlined the direction for future development of the Greater Bay Area. In addition, the Commission of Shenzhen Municipality and General Office of Shenzhen Municipal People’s Government has issued the “Action Plan to Build Shenzhen Pilot Demonstration Area of Socialism with Chinese Characteristics (2019-2025)” (the “Action Plan”) in December 2019. The Action Plan proposes a new round of innovation-driven development strategies, including the comprehensive promotion of the Science City in Guangming District. It also aims to develop a new generation IT industry with a focus on 5G-related technologies. Our key development areas are in line with China’s development strategy, which will help us grasp the opportunities brought by the development of the country.

Macro Economy and Policy Overview

In 2020, despite the outbreak of the COVID-19 pandemic, the economy of China and its major, first-tier cities continued to grow. During this period, China's GDP reached around RMB101.6 trillion, an increase of 2.3% year-on-year, in which the information transmission, software and information technology services industry grew by 16.9%, and the industrial sector grew by 2.4%. With respect to cities, Shenzhen's regional GDP grew 3.1% year-on-year, while Shanghai’s grew by 1.7% year-on-year. Despite the economic downturn in the first half of 2020, per capita disposable income of Shenzhen residents rebounded in the latter half, reaching RMB64,878 by the end of 2020, an increase of 3.8% from the previous year.

In the real estate market, the sales of commercial housing reached to approximately RMB17.4 trillion with a growth of 8.7% year-on year and the floor area of commercial housing sold amounted to 1.7609 billion square meters, an increase of 2.6% from the previous year. Among them, total residential housing floor area sold increased by 3.2%, total office floor area sold decreased by 10.4%, and total commercial building floor area sold fell by 8.7%. In 2020, the commercial housing by floor area in Shenzhen increased by 12.4% year-on-year to approximately 9.3 million square meters.

On October 30, 2020, the Government of Guangdong province and the Hong Kong Special Administrative Region Government jointly issued the 2020 Work Plan of the Framework Agreement on Hong Kong/Guangdong Co-operation (“2020 Work Plan”). The direction and objectives of the 2020 Work Plan continue to be the implementation of the Outline Development Plan for the Guangdong-Hong Kong-Macao Greater Bay Area (“Outline Development Plan”) and the further deepening of the co-operation between Guangdong and Hong Kong. The 2020 Work Plan covers a diverse range of issues in eight major areas, including joint development of an international innovation and technology hub; fostering of co-operation in modern service industries (including co-operation in the financial services sector, professional services, cultural sector and tourism); forwarding co-operation in education, talents and youth matters; developing an internationalized business environment; joint development of a quality living circle, etc. It aims to further facilitate exchanges between residents of Guangdong and Hong Kong, improve the quality of living of the people, forward the development in innovation and technology, and strengthen co-operation in various sectors and industries, thereby contributing to the joint endeavor of Guangdong and Hong Kong to support and lead the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) in the economic development and opening up of the country.

On December 30, 2020, the Shenzhen Committee of the Communist Party’s Proposals for Formulating the 14th Five-Year Plan (2021-2025) and the 2035 Long-Range Objectives for National Economic and Social Development were released. During the period of the 14th Five-Year Plan, it is suggested that Shenzhen should deepen and improve the whole-process innovation ecological chain and build a technological and industrial innovation highland with global influence; speed up the construction of the Shenzhen metropolitan area and enhance the transportation network. It is planned to construct 1,000 kilometers subways, 1,000 kilometers light rail and intercity railways, and 1,000 kilometers high-speed roads in Shenzhen by 2025. It is also planned to make Shenzhen a world-class capital of innovation, entrepreneurship and creativity by 2035.

With respect to the technology industry, Shenzhen has incubated various strategic emerging industries in recent years. The Shenzhen Municipal Government issued the Implementation Plan on Further Accelerating the Development of Strategic Emerging Industries in December 2018, which proposed to focus on seven major strategic emerging industries including next-generation information technology, high-end equipment manufacturing, green low-carbon industry, biomedicine, digital economy, new materials and marine economy, adopting an innovation-driven development strategy,  fostering growth in industrial technology, and accelerating the formation of industrial clusters with international competitiveness. In 2020, the added value of Shenzhen’s strategic emerging industries was RMB1.0273 trillion, accounting for 37.1% of the regional GDP, a year-on-year increase of 3.1%. Among them, the added value of the new generation of information technology industry reached RMB489.345 billion, a yearly increase of 2.6%. The high-end equipment manufacturing industry was RMB138.069 billion, an increase of 1.8%. The green and low-carbon industry reached RMB122.704 billion, an increase of 6.2%; the marine economy industry grew to RMB42.776 billion, an increase of 2.4% and the biomedical industry was 40.825 billion yuan with a yearly increase of 24.4%.

Our Strategies

Our goal is to become a leading technology park developer and operator with the commitment for sustainable growth and bringing long-term benefits to shareholders. We plan to achieve our goals through the following strategies:

•

Build three existing projects in Shenzhen into high-quality technology parks, laying a good foundation for future sustainable development. Developing existing projects will help build our brand in China, obtain rental and sales income, and accumulate experience in construction and project management. We value the quality of construction and the ability to operate and service, maintain good relationships with tenants, and provide value-added services to achieve healthy long-term development.

•

Expand resources on industrial property project and replicate successful experiences. Based on the transformation and development experience of Nam Tai Inno Park and Nam Tai Technology Center, together with the rich experience of our management, we will explore industrial property resources in the Greater Bay Area and other first and second-tier cities in China for redevelopment or renovation. In terms of redevelopment project, we plan to lock up projects with relatively small initial investment, obtain land use rights through primary land market development, and then proceed with development. Although the industrial property redevelopment project takes a relatively long time, generally for five years or more from the early negotiation to the sale or lease, it can provide us land resources in lower cost, which is conducive to our long-term development and income. The industrial property redevelopment and renovation model may include the following stages: 1) acquiring or leasing industrial property; 2) demolishing existing buildings and constructing or renovating existing buildings; 3) improving the project’s operations and enhancing rent or selling prices; 4) obtaining income through sales or leases or exit and cash out through other methods.

•

Steady expansion of commercial and residential development projects. We will also actively explore the investment opportunities for commercial and residential development projects in the Greater Bay Area and other first- and second-tier cities in China, and acquire land resources through bidding, auctioning, listing or acquisitions, etc. Compared with industrial property redevelopment projects, land for commercial and residential development projects can generally be developed quickly and pre-sale and cash collection can be carried out after certain conditions are met. This type of fast-turnover projects generally only take about 1-2 years from obtaining land use rights to pre-sale. Considering that there is oversupply in the Shenzhen office market, combining long-cycle industrial property redevelopment projects and fast-turnover short-cycle projects can make our operating and financial status more balanced, which is beneficial to the Company’s long-term development. The commercial and residential property development and sale model may include the following stages: 1) researching the target market and identifying investment opportunities; 2) acquiring land resources through bidding, auctioning, listing or acquisition; 3) obtaining project financing through construction loan or from other financial institutions; 4) planning and constructing through standardized procedures; 5) carrying out pre-sale and collecting cash, or holding some properties for leasing and operation.

•

Manage financial resources and control cost prudently. We are committed to ensuring the sufficient funding for the construction and operation of our projects through bank financing, cash from sales or leasing and internal funds. For new investment projects, we will conduct a comprehensive assessment in advance, including but not limited to project financing capabilities and estimated project profit margins. In addition, we will continue to optimize the cost structures by reviewing the project costs and enhancing project scale.

•

Focus on the Greater Bay Area and continue to explore differentiated products and services. The Chinese government’s development plan for the Greater Bay Area, together with the continuing economic growth and development of high-tech companies in this region, have brought us opportunities for growth. At the same time, the challenge of homogeneous products and services also exists in the region. We will continue to observe and research to explore differentiated products and business modes.

Our Customers/Tenants

Our source of revenue is primarily the rental income from property within PRC, excluding Hong Kong.

In 2018, our main customers were corporate tenants in Nam Tai Inno Valley located in Shenzhen, China and tenants of factories in Wuxi, China. In the second half of 2018, we renamed our existing buildings on site of Nam Tai Inno Valley to the current name, and subdivided and renovated our existing facilities for leases. In October 2018, we signed a lease agreement to lease the Wuxi factory to a third party. In 2019, our main customers were corporate tenants of three projects in Shenzhen, including Nam Tai Inno Park, Nam Tai Inno Valley and Nam Tai • Tang Xi Technology Park as well as one project in Wuxi. In 2020, our main customers were corporate and individual tenants of three projects in Shenzhen, including Nam Tai Inno Park, Nam Tai Inno Valley and Nam Tai • Tang Xi Technology Park in Shenzhen and one project in Shanghai: Nam Tai • U-Creative Space (Lujiazui), as well as tenants of factories in Wuxi.

Our Projects and Properties

Project Progress

Nam Tai Inno Park

Nam Tai Inno Park is located in Fenghuang Community, Guangming District, Shenzhen, China. The project covers a land area of about 104,000 square meters and has a total floor area of about 332,000 square meters. After completion of the construction, the project will include five industrial R&D buildings, two industrial service centers and three supporting dormitory buildings. The project’s main target tenants are companies in the artificial intelligence, next-generation information technology and new materials industries. In terms of construction, in May 2018, we started the main structure of the project; in April 2019, its main structure was completed; in March 2020, we filed the completion acceptance and obtained the property ownership certificate for Nam Tai Inno Park in May 2020. As of December 31, 2020, the construction of Towers 1, 2, 4, 6, 7, 8, 9 and 10 was completed and Towers 1, 8 and 9 were delivered to customers. We expect to complete the construction works of the project in the second quarter of 2021. In terms of leasing, in March 2019, Nam Tai Inno Park was officially opened for lease. As of December 31, 2020, the leasable area was 264,337 square meters and the occupancy rate was 43%.

Nam Tai Technology Center

Nam Tai Technology Center, formerly known as “Phase I of Nam Tai Inno City”, is located in Namtai Road, Baoan District, Shenzhen, China. The project covers a land area of about 22,000 square meters and a total floor area of about 195,000 square meters. After completion of the construction, the project will include three industrial R&D buildings, one supporting dormitory building and some podium commercial spaces. The main target tenants of the project are artificial intelligence companies. In terms of construction, in the first half of 2018, we demolished the original factories on the land of Nam Tai Technology Center as the preliminary preparation for the construction; in December 2018, we commenced the construction of the project; in the second quarter of 2019, we renamed the first phase of Nam Tai Inno City as Nam Tai Technology Center so as to reflect its positioning as a leading technology center; in September 2019, we settled the payment of the additional land premium and obtained the Land Use Rights Certificate of Nam Tai Technology Center in November 2019. Currently, we are undergoing the construction stage of the main structure of its four towers.

Nam Tai Inno Valley

Nam Tai Inno Valley, formerly known as “Phase II of Nam Tai Inno City”, is located on Namtai Road, Baoan District, Shenzhen, China, adjacent to Nam Tai Technology Center. The project covers a land area of about 22,000 square meters and the existing building has a floor area of about 42,000 square meters. We submitted the urban renewal application for the project and plan to expand the floor area to approximately 170,000 square meters. At present, most of Nam Tai Inno Valley’s units have been leased to corporate tenants. In terms of project development, in the second half of 2018, we divided and refurbished the existing plants on the site of Nam Tai Inno Valley and rented it out until the project reaches length requirement of city renewal in Shenzhen. Before the redevelopment, we renamed the second phase of Nam Tai Inno City as Nam Tai Inno Valley in the second quarter of 2019. In terms of leasing, as of December 31, 2020, we had leased area of 29,561 square meters to tenants in Nam Tai Inno Valley and the occupancy rate was 77%.

The site of Nam Tai Inno Valley is on industrial land within the designated industrial block lines. Pursuant to the Measures on Administration for Industrial Block of Shenzhen promulgated by the Shenzhen Government, the government strictly controls the ratio of the site that can be re-designated from “M-1” to “M-0” and will need to approve the ratio. The re-designation ratio, floor area ratio and the gross floor area (“GFA”) of our Nam Tai Inno Valley are still subject to the approvals of the Shenzhen Government. We cannot ensure that the final GFA of Nam Tai Inno Valley as approved by the government will be the same as we expected.  See “Item 3 Key Information—D Risk Factors—Risks Related to our Business—We may fail to obtain, or experience material delays in obtaining requisite licenses, certificates, permits or governmental approvals for our technology park development projects. As a result, our development plans, business, results of operations and financial condition may be materially and adversely affected.”

Nam Tai • Longxi

Nam Tai • Longxi is located in the central area of Machong town, Dongguan City, the project is bordered by the Machong river, Xinhua College of Sun Yat-sen University and the Machong Avenue with scenic landscape and a wealth of supporting facilities. The project covers a land area of about 34,000 square and a capacity floor area up to 84,408 square meters with a non-capacity area of 30,112 square meters of parking spaces. As a condition of acquiring the land parcel, we will need to build a commercial floor area of 20,000 square meters on the plot at the standard of roughcast house to be handed over to an institution designated by the Machong Town Government for free upon completion. We will build high-quality residential and commercial properties and provide potential customers with high-quality residential and commercial spaces. The project’s main target customers are the locals with rigid demand and demand to improve living conditions in Machong Town, Dongguan, as well as customers in the urban areas of Dongguan and Guangzhou.

In March 2020 and May 2020, we paid RMB120 million (equivalent to approximately $16.93 million) and RMB585.48 million (equivalent to approximately $82.58 million) for the land price respectively. On construction, in May 2020 and June 2020, we obtained the real property ownership certificate - land use right and land use permit respectively; in July 2020, we obtained the foundation work construction permit and started the foundation work; in December, we obtained the construction works planning permit and construction works commencement permit for Nam Tai • Longxi.

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

Nam Tai • Tang Xi Technology Park

Nam Tai • Tang Xi Technology Park is located in Baoan District, Shenzhen. In September 2019, we signed a lease agreement with a third-party for a lease period of 9.6 years, by which we rented an industrial building with contracted area of approximately 7,586 square meters. The building was converted to be a technology park which targeted enterprise tenants in industries such as light production, intelligent product production and assembly, and intelligent management services. We started to optimize and renovate the project in September 2019, and began leasing in the fourth quarter of 2019. As of December 31, 2020, the occupancy rate reached 78%.

Nam Tai • U-Creative Space (Lujiazui)

Nam Tai • U-Creative Space (Lujiazui) is located in Lanqiao International Building, Century Avenue, Pudong New District, Shanghai. In December 2019, we signed a lease contract with a third party to rent units in 3,981 square meters, and the lease period is 9 years. Its target tenants are finance, design, consulting, advertising, and technology companies. After the renovation work for the spaces in the first quarter of 2020, the project was open for lease. As of December 31, 2020, the occupancy rate was 70%.

Recent Developments

Dispute with IsZo

On May 27, 2020, IsZo filed a Schedule 13D, disclosing its intent to remove five of the seven then existing Board members for the election of its control-slate of nominees to the Board. On the same day, IsZo released an open letter to our shareholders, in which it commented on the composition of the Board, our performance and relationship with Kaisa Group.

On June 5, 2020, at our 2020 Annual Meeting of Shareholders, all seven of the then existing directors were re-elected, reflecting shareholders’ trust and support for the Board. The shareholders decided not to elect one new nominee to the Board, keeping the Board’s composition consistent.

On July 20, 2020, IsZo issued a letter to our shareholders seeking support to convene a shareholders meeting in order (i) to remove a majority of our directors and any new director(s) appointed by the Board since the conclusion of our 2020 Annual Meeting of Shareholders, and (ii) to appoint a control slate of six individuals nominated by IsZo as our directors.  On the same day, IsZo and its relevant reporting persons filed a Schedule 13D noting the aforementioned intent.

In late September of 2020, our lending banks notified us that substantial uncertainties may be cast upon our operations and management control in light of recent actions taken by IsZo. If the Board was to lose its relationship with Kaisa Group, which may be the case if IsZo’s control slate of nominees were elected to the Board, we would run the risk of loans being canceled, consequently leading to significant liquidity issues with our operations and construction works. Furthermore, the banks warned at the time that the requisition notice and further actions relating to a potential change in control pursued by IsZo could trigger an early repayment of outstanding loans demanded by the banks under relevant loan covenants.

By the end of September 2020, after negotiation with one of our lending banks, we made early repayment of $29 million to such lending bank.

On October 5, 2020, we entered into a Purchase Agreement with Greater Sail Ltd. (“Greater Sail”), a wholly owned subsidiary of Kaisa Group, and West Ridge Investment Company Limited (“West Ridge”), an affiliate of a large-scale integrated financial group based in Hong Kong, pursuant to which we issued and sold to Greater Sail and West Ridge 16,051,219 and 2,603,366 of our common shares, respectively, par value $0.01 per share at a price of $9.15 per share in the Private Placement. The Private Placement yielded net proceeds of approximately $171 million.

On October 13, 2020, IsZo commenced legal proceedings against us, Greater Sail and West Ridge, in the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court (the “Proceedings”). IsZo sought orders from the Court that, among other things, the Private Placement was invalid and should be set aside, and the Company should hold the Special Meeting as per the requisition to remove and elect directors to the Company's Board.

In November 2020, after rounds of negotiation with another lending bank, Bank of China, which raised their concerns again following commencement of the Proceedings, we agreed to make early repayment of approximately $43.5 million to such bank in three equal installments, by the end of December 2020, March 2021 and May 2021. In December 2020, the Company repaid $14.5 million to Bank of China.

On March 3, 2021, the Court handed down the Judgment holding that the Private Placement was void and should be set aside, and that we shall convene a Special Meeting of shareholders regarding the removal and election of directors as soon as practicable. Subsequently, we updated our register of members to remove all entries in respect of the Private Placement, and the Special Meeting has been determined to be held on April 26, 2021.

The Court has also imposed on us an injunctive order that, until the expiry of a period of 7 days from the declaration of the results of the Special Meeting, we shall not, among other things, dispose, encumber or otherwise deal with the monies and assets we received from the Private Placement.

On April 6, 2021, the Company filed a Notice of Appeal (the “Appeal”) along with an application for an order staying the Judgment (the “Stay Application”).  We appealed on the basis that the Judgement discloses a number of significant errors and, in particular, a demonstrable failure to take account of important evidence. The dates for hearing the Stay Application and the Appeal have not yet been fixed.

In accordance with our Articles of Association and the order of the Court, we have notified shareholders that the Special Meeting will be held virtually on April 26, 2021 at 10 a.m. Eastern Time.  Due to the continuing public health implications of the COVID-19 pandemic and our desire to promote the health and welfare of our shareholders, the Special Meeting will be held exclusively online via a live interactive webcast on the internet.

On March 16, 2021, a member of the Board spoke with a representative of IsZo to provide an update of our situation based on publicly available information, to express a willingness of the Board to work constructively with IsZo and to extend an invitation for the IsZo representative to meet with the Executive Chairman of the Board.

We continue in good faith to seek an agreed resolution of these matters and take steps to safeguard the interests of all shareholders. As of the date of this annual report, however, we have not reached any settlement with IsZo or other relevant parties.

For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Demand Letters

Following the Judgment, our subsidiaries received demand letters from four lending banks, namely Bank of China, Bank of Beijing, Xiamen International Bank and the Industrial Bank Co., Ltd., Shenzhen Branch (the “Lending Banks”), demanding accelerated repayment of outstanding principal and interest within three to five days upon receiving the demand letters, of approximately RMB621.8 million ($96.1 million), RMB44.9 million ($6.9 million), RMB103.4 million ($15.9 million) and RMB27.5 million ($4.23 million), respectively (the “Demanded Repayments”). In the demand letters, the Lending Banks expressed concerns over the uncertainty of our ownership and the upcoming election of directors relating to our recent litigation with IsZo.

Following the issuance of the demand letters, the Lending Banks restricted remittances from the bank accounts of our subsidiaries held at the Lending Banks.

We do not have sufficient cash to repay the Demanded Repayments in full or substantially. We are negotiating with the Lending banks and seeking alternative sources of financing.

Arbitration Notice

On March 12, 2021, we received the Notice from Greater Sail pursuant to the Purchase Agreement according to which we issued and sold 16,051,219 common shares of the Company to Greater Sail for US$146.9 million. However, as a result of the Judgment handed down on March 3, 2021, an injunction order was granted restricting us from dealing with the consideration paid by Greater Sail.  In the Notice, Greater Sail seeks an order requiring us to repay such consideration.

We have placed the vast majority of the proceeds from the Private Placement into an investment fund managed by Credit Suisse with underlying notes insured by insurance companies with a credit rating of at least A by Standard & Poor’s or A2 by Moody’s. The fund was terminated on March 4, 2021 and will be liquidated due to some of the fund’s assets being subject to considerable valuation uncertainty and reduced availability of insurance coverage for new investments. We have been notified by the fund that the liquidation proceeds will be repaid in installments.

Construction Works

On March 12, 2021, a group of around 150 workers of a sub-contractor of our major contractor (the “Contractor”) protested at the construction site of Nam Tai Technology Center and surrounded the facilities. The Contractor is demanding us to settle costs of around RMB36.3 million ($5.6 million) which is deemed to be payable pursuant to the contract with the Contractor.

Due to our recent liquidity issues, the progress of the construction works for our projects have been adversely affected. We are negotiating with the Contractor.

Going Concern

Besides negotiating with our lenders and other creditors, we are taking various measures to tackle the liquidity issue. We have instructed valuers to produce valuation reports on our major projects. We have also reached out to potential funders for providing urgent financings on a secured or non-secured basis. Other measures such as project sales and rights issue are also being considered.

However, there are significant uncertainties due to the governing and management of the Company pertaining to the Special Meeting. The appropriate course of actions will have to be decided by the Board and management subsequent to the meeting, while the current Board and management are committed to taking actions to preserve the best interests of all shareholders and explore options that will be able to be considered.

Based on the above premises, in the best estimate of the management, our financial statements for the year ended December 31, 2020 are prepared on a going concern basis.

We have projected the cash needs in the next twelve months to be $512 million. The cash and cash equivalents on hand was $91 million as of April 1, 2021, which cannot meet the cash needs in the next twelve months. The Company is evaluating several measures of financing, such as external financings, acceleration of the leasing of Nam Tai Inno Park, and presale of Nam Tai Technology Center and Nam Tai•Longxi, failing which rights issue and project disposal will also be considered. Currently, the Company intends to raise loans from financial institutions and potential funders to maintain its normal operations. However, the Company does not have any commitments to obtain financing and cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Project Portfolio – Summary

The following three stages are the principal stages for our properties:

•

Properties Completed, comprising the properties held for sale and leasing for which the completion acceptance has been filed and the construction has been completed and the internal acceptance criteria are met.

•	Properties Under Development, comprising properties for which the foundation work construction permits have been obtained and are in the process of obtaining completion acceptance.
•

Properties for Future Development, comprising properties for which we have obtained the land use right certificate and are in the process of obtaining the foundation work construction permits, or we have entered into land grant contracts or are in the process of applying for special planning although the land use right certificate is not yet obtained.

Project Portfolio - As of December 31, 2020

	Projects	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai Inno Valley	Nam Tai • Longxi
	Location	Shenzhen	Shenzhen	Shenzhen	Dongguan
	Type(1)	Office and Dormitory	Office and Dormitory	Office and Dormitory	Residential and Commercial Property
	Site Area (sq. m.)	103,739	22,364	22,367	33,763
	Capacity GFA (sq.m.)	265,139	139,746	N/A	84,408
	Total GFA (sq. m.)	331,701	194,595	170,200(2)	114,520
Total GFA	Under Development (sq. m.)	140,979	194,595	—	114,520
	Completed (sq. m.)(3)	190,722(4)	—	—	—
	Future Development (sq. m.)	—	—	170,200(2)	—
	Interest attributable to us	100%	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen		Dongtai Village, Machong Town, Dongguan

Notes:

(1)	The types of our projects are based on our planning or certificates issued by relevant authority and may be changed subject to relevant authority’s final approval.
(2)

The gross floor area and type are based on the assumption that we will receive M-0 zoning approval for Nam Tai Inno Valley prior to its development. If we do not receive the M-0 zoning approval, we will be required to develop Nam Tai Inno Valley under M-1 zoning requirement. In this situation, adjustments to our plan will have to be made. The current floor area of buildings on the site of Nam Tai Inno Valley is 41,927 square meters. The site of Nam Tai Inno Valley is on industrial land within the designated industrial block lines. Pursuant to the Measures on Administration for Industrial Block of Shenzhen promulgated by the Shenzhen Government, the government strictly controls the ratio of the site that can be re-designated from “M-1” to “M-0” and will need to approve the ratio. The re-designation ratio, floor area ratio and the gross floor area (“GFA”) of our Nam Tai Inno Valley are still subject to the approvals of the Shenzhen Government. We cannot ensure that the final GFA of Nam Tai Inno Valley as approved by the government will be the same as we expected.  See “Item 3 Key Information—D. Risk Factors—Risks Related to our Business—We may fail to obtain, or experience material delays in obtaining requisite licenses, certificates, permits or governmental approvals for our technology park development projects. As a result, our development plans, business, results of operations and financial condition may be materially and adversely affected.”

(3)	Properties completed refer to the status following the completion of the construction of the properties, the registration of the completion acceptance and the internal acceptance criteria.
(4)	As of December 31, 2020, the construction of Towers 1, 2, 4, 6, 7, 8, 9 and 10 of Nam Tai Inno Park was completed.

The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Properties Under Development

The table below sets forth certain information of our property projects or project phases under development as of December 31, 2020, comprising properties under development with the foundation work construction permits obtained but the construction work was still in progress.

Project	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai • Longxi
Location	Shenzhen	Shenzhen	Dongguan
(Estimated) Total GFA (sq. m.)	331,701	194,595	114,520
(Estimated) Leasable GFA (sq. m.)	264,337	-	-
(Estimated) Saleable GFA (sq. m.)	-	130,166	64,408(1)
Commencement Time of Construction	May 2017	December 2018	July 2020
Status of Pre-sale Permit	Not eligible	To be obtained	To be obtained
Estimated Completion Time	2021 Q2(2)	2022	2022
Interest Attributable to Us	100%	100%	100%

Note:

(1)	Excluding construction area that needs to be handed over to the local government free of charge and parking space. The final floor area is subject to the approval of the government.
(2)	We are working on the inner decoration of Towers 3 and 5 of Nam Tai Inno Park.

Properties for Future Development

The table below sets forth certain information of our property projects held for future development as of December 31, 2020.

Project	Nam Tai Inno Valley
Location	Shenzhen
Estimated Total GFA(1) (sq. m.)	170,200
Estimated Completion Time	2025

Note:

(1)	The estimated total GFA is based on our future planning and is subject to the relevant authority’s final approval.

Projects for Operation and Management

The table below sets forth certain information of our projects leased from third parties for operation and management as of December 31, 2020.

	Project	Location	Contracted Floor Area (sq. m.)	Operation Model
1	Nam Tai • Tang Xi Technology Park	Shenzhen	7,586	Leasing and Operation
2	Nam Tai • U-Creative Space (Lujiazui)	Shanghai	3,981	Leasing and Operation

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

Nam Tai Technology Center

Nam Tai Technology Center is located on Namtai Road, Baoan District, Shenzhen, China. The project covers a land area of about 22,000 square meters and a total floor area of about 195,000 square meters. After completion of the construction, the project will include three industrial R&D buildings, one supporting dormitory building and some podium commercial spaces.

The main target tenants of the project are artificial intelligence companies.

Nam Tai Inno Valley

Nam Tai Inno Valley is located on Namtai Road, Baoan District, Shenzhen, China, adjacent to Nam Tai Technology Center. The project covers a land area of about 22,000 square meters and the existing building has a floor area of about 42,000 square meters. The project is awaiting an urban renewal application for redevelopment. At present, most of Nam Tai Inno Valley’s units have been leased to corporate tenants.

Nam Tai • Longxi

Nam Tai • Longxi is located on Machong Avenue, Machong Town, Dongguan City, China. The project covers a land area of about 33,800 square meters and a total floor area of about 114,500 square meters including non-capacity area of 30,112 square meters of parking spaces. After completion of the construction, the project will include six residential properties and one commercial property, and a commercial floor area of 20,000 square meters on the plot at the standard of roughcast house will be handed over to an institution designated by the government.

The main target tenants of the project are the locals with rigid demand and demand to improve living conditions in Machong Town, as well as customers in the urban areas of Dongguan and Guangzhou.

Project Location

The map below indicates the locations of our various projects in China.

Wuxi Facilities
Wuxi
Shanghai
Operational project:
Nam Tai • U-Creative
Space (Lujiazui)
Development projects:
Nam Tai Inno Park
Nam Tai Technology Center
Nam Tai Inno Valley
Dongguan
Shenzhen
Operational project:
Nam Tai • Tang Xi
Technology Park
Residential and
Commercial Property:
Nam Tai • Longxi

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

Delivery, After-Sale Services and Property Management Operation

We assist customers in obtaining financing and provide related information. We also have set up a specific service office to assist our customers in various title registration procedures and agreement execution. We offer various communication channels for customers to give their feedback about our properties or services. We also cooperate with third party property management companies to better manage our properties and ancillary facilities, such as clubhouses, and to handle customer feedback.

We endeavor to deliver the units to our customers on a timely basis. We closely monitor the   construction progress of our property projects and conduct pre-delivery property inspections to ensure timely delivery. Once a property development has passed the requisite government inspections and is ready for delivery, we will notify our customers and hand over keys and possession of the properties.

To ensure smooth operation and high-quality management service of our property, we also provide various property management services for each of our properties, including security, landscaping, building management and management of public facilities and equipment, cultural activities, housekeeping, repair and so on.

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

Competition

The property sector in the PRC is highly competitive. In 2019 and 2020, the total floor area and the vacancy rate of office properties in Shenzhen and Shanghai climbed while the rental rate declined. Also, there was an increase in the number of competing projects in proximity, which could intensify the competition among property developers, and force us to reduce prices or incur additional costs to make our properties more attractive. As Shenzhen transforms from a labor-intensive electronic manufacturing hub to a research and development based innovation center, many factories located on industrial lands are being converted to technology parks similar to our development projects such as Nam Tai Inno Park and Nam Tai Technology Center. Some of our current and future competitors have competitive advantages over us, including greater economies of scale, more well-known brands, new and different business models, lower cost, larger customer bases, more experience in real estate development and greater financial, marketing, technology, human resources, and other expertise and resources. The risk of office property over-supply is increasing in certain parts of China, where property investment, trading and speculation have become overly active. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may face intense competition from other developers.”

Seasonality

Our operating results have been, and may continue to be subject to seasonality. Our occupancy and revenues have been generally higher during the spring (i.e. from March to May) and fall (i.e. from September to November) seasons than the summer (i.e. from June to August) and winter (i.e. from December to February) seasons of each year, because of several factors, including the hometown travelling in spring festival period, hot weather in summer and cold weather in winter. See “Item 3. Key Information—D Risk Factors—Risks Related to Our Business—Our financial condition and results of operations may fluctuate significantly due to seasonality, and our quarterly financial results may not fully reflect the underlying performance of our business.”

Intellectual Properties

We own trademarks for “Nam Tai Inno Park”, “Nam Tai”, Company logo, and  in the form of Chinese character in the PRC and Hong Kong. We rely on the country and region’s intellectual property and anti-unfair competition laws and contractual restrictions to protect brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business.

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

PRC Regulations on Real Estate Development and Management

The PRC government regulates the real estate sector. The following discussion summarizes the principal laws, regulations, policies and administrative directives relating to our business. Non-compliance with PRC regulations could subject us to penalties and other adverse consequences.

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, directives and local laws, of Special Administrative Regions and laws resulting from international treaties entered into by the PRC government. Court verdicts do not constitute binding precedents. However, they are used for the purposes of judicial reference and guidance.

The National People’s Congress of the PRC (“National People’s Congress”) and the Standing Committee of the National People’s Congress are empowered by the PRC Constitution to exercise the legislative power of the State. The State Council is the highest organ of the State administration and has the power to enact administrative rules and regulations. Several ministries and agencies are under the State Council’s authority, including the MOHURD, the Ministry of Natural Resources (MNR), the Ministry of Commerce (“MOFCOM”), NDRC, the State Administration for Market Regulation, the State Administration of Taxation, and SAFE, and their respective authorized local counterparts.

Shenzhen City Zoning Measures

Our three development projects, Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley, are located within the municipality of Shenzhen. Accordingly, our developments must be made in compliance with the relevant Shenzhen rules and regulations.

The Urban Planning Standards and Guidelines, promulgated by Shenzhen Municipal People’s Government (the “Shenzhen Government”) in 2014, and amended in 2021, among other things, classifies zoning of urban land into nine categories, including “residential”, “commercial and service”, “government and community”, “industrial”, “logistics and warehouse” “transportation utilities”, “municipal utilities”, “green spaces and squares “and other land. Typically, specific plots of land will be zoned into one category, but the zoning of a specific plot of land may be mixed after satisfying certain conditions. The residential zone category is for use by residential buildings and their auxiliary service facilities. The commercial and service zone category is for use of offices and commercial activities. The industrial zone category, marked as “M”, is mainly used for activities that include the production, manufacture and fine machining of products, and other auxiliary uses include research, design, testing, management and other activities.

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

The unit allowed for subdivision and transfer in M-0 zone has a lower minimum size of 300 square meters as compared to the unit in M-1 zone, which is 1000 square meters. We believe smaller minimum sizes are more favorable to us with respect to permitting us to sell smaller subdivided units. Further, buildings in M-0 zone must follow certain legal planning construction index allocations that mandate percentages of the buildings that are required to be designated as research and development offices, commercial uses, dormitories, while index allocations for buildings in M-1 zone must be designated as factory buildings, small commercial uses or dormitories. In addition, the permitted floor area ratio for the “M-0” is generally higher than “M-1” zone that means M-0 zone has larger permitted building areas and potentially higher developments value. As a result, we believe the planning construction index for the “M-0” zone offers us greater commercial advantages because we can build complexes with larger floor plans.

Our three development projects in Shenzhen, Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Park are located on industrial lands.

Nam Tai Inno Park has an “M-1” designation with 50-years of land use right that commenced in 2007. If the land use right holder does not renew the land use rights on maturity, the land will be reverted back to being state-owned.

Nam Tai Technology Center has a “M-0” designation with 50-years of land use right that commenced in 1993. We renewed its land use right on October 25, 2018, which means its land use right has been restarted from the date of the renewal for 50 years.

Nam Tai Inno Valley is currently has an “M-1” designation with 50 years of land use rights that commenced in 1999. We have applied for an “M-0” zoning designation approval in 2020 after our existing facilities on the site have aged for 15 years. Subject to receiving such approval for the “M-0” zoning designation, we also plan to renew the land use rights at that time.

Urban Renewal Measures of Shenzhen

On December 30, 2020, the Standing Committee of the Shenzhen Municipal People's Congress formulated and promulgated the Regulations on Urban Renewal of the Shenzhen Special Economic Zone (the "Renewal Regulations"), which is effective from March 1, 2021. The Renewal Regulations improved and modified the Urban Renewal Measures of Shenzhen.

Urban Renewal refers to comprehensive improvement and resettlement activities within specified old urban areas, including old industrial zones, old commercial districts, old residential districts, “town-in-city”, and old villages. Pursuant to the Renewal Regulations, all urban renewal projects in Shenzhen shall follow the key guidelines listed below:

Urban renewal should promote the public interest and follow the principles of government co-ordination, overall planning, public welfare, market operation and public participation.

The land use rights assignment contract shall specify the urban renewal unit planning and include the contents of project implementation supervision agreement. In case of industrial projects, the developer shall also sign an industrial development supervision agreement with the competent authority to clarify the regulatory requirements. Any failure to comply the regulatory requirements may result in penalty on the developer.

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

For Nam Tai Technology Center, we have received necessary approvals for urban renewal project and already paid additional land premiums of $21.0 million in 2018 and $49.0 million in 2019. Our payment of additional land premiums will increase the cost basis of Nam Tai Technology Center for the purpose of calculating land appreciation taxes (“LAT”), if we choose to sell the developed units.

For Nam Tai Inno Valley, if we are successful in receiving an “M-0” zoning designation approval for all or part of the site, we would renew the land use right contract to restart the 50 years term, upon which we would be required to pay the relevant additional land premiums.

In addition, pursuant to the Measures to Speed Up Urban Renewal issued by the government of Baoan District, the industrial supervision agreement shall be signed before pre-sale of industrial real estate development project, and if there is no pre-sale, the industrial supervision agreement shall be signed before obtaining plan acceptance certificate.

As Nam Tai Technology Center and Nam Tai Inno Valley are on industrial sites, the Company shall sign a strict industrial development supervision agreement with authorities in compliance with specific regulatory indicators such as investment intensity, output efficiency and energy conservation and environmental protection.

The Interim Measures on Strengthening and Improving Urban Renewal Implementation promulgated by the Shenzhen government on December 29, 2016, with effect on January 1, 2017, provide that:

•

to apply to demolish and reconstruct buildings as a part of an urban renewal project, the age of the building must be no less than 20 years for buildings located in residential districts and must be no less than 15 years for buildings located in industrial or commercial districts,

The buildings located on the site of Nam Tai Technology Center have satisfied the 15-year age requirement.  We have applied the urban renewal plan in June 2020 after the buildings located on the site of the Nam Tai Inno Valley met the 15-year age requirement.

The floor area ratio of the Nam Tai Technology Center has greatly increased from 2.3 to 6 after the renewal land use rights and the achievement of “M-0” approval. For Nam Tai Inno Valley, it is also expected that the current floor area ratio 1.6 will be largely increased if we get the “M-0” approval from relevant authorities. As a result of these large increases, relevant regulations may require the project to be subject to certain usage limitations and may also require us to not sell the developments to certain third parties.

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

Nam Tai Inno Park, Nam Tai Technology Park and Nam Tai • Longxi have already obtained construction works commencement permits.

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

The title of each unit of Nam Tai • Longxi can be transferred to the buyers, and we will help each of our buyer to obtain property ownership certificate.

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

The property of both Nam Tai Technology Center project and Nam Tai Inno Valley project only can be partially subdivided and transferred. However, we are limited to selling office and dormitory units in those two projects to enterprises, as the buildings are still considered industrial buildings.

Our Nam Tai Inno Park project is neither an urban renewal project nor is it stipulated in the relevant land use rights contract that it may be subdivided and partially transferred. We intend to conduct leases for the remainder of the land use rights period with respect to the properties in our Nam Tai Inno Park so as to not run afoul of the prohibition on partial subdivisions and transfers.

Under the current PRC regulations, there are certain restrictions placed on individuals purchasing residential units in a residential building. On October 4, 2016, the people’s government of Shenzhen promulgated the Measures Concerning Tightening Up Stable and Healthy Development of Real Estate Market, which provides, among other things, that (i) each household with a registered residence in Shenzhen may purchase no more than two residential units within Shenzhen’s residential zone and (ii) the amount of the mortgage loans permitted shall be regulated according to the specific circumstances. On February 27, 2021, Dongguan Housing and Urban-Rural Construction Bureau, Municipal Natural Resources Bureau and other six departments jointly issued Notice on the Further Regulating the Real Estate Market Regulation, to firmly curb speculation and excessive price increases. Regulations in the notice include increase on ratio of initial down payment, strengthen the new housing record price guidance and others.

Our Nam Tai • Longxi, a residential and commercial project, will be affected by such restrictions. Since our Nam Tai Inno Park and Nam Tai Technology Center are industrial buildings and the major purchasers or tenants of units in our two projects are required to be enterprises as described above, the aforementioned restrictions do not apply, and our target enterprise purchasers or tenants may purchase any number of units. Nevertheless, as each successive owner of units in an industrial building must be enterprises, not individuals, except for special circumstance, this may affect the transferability of both our office and dormitory units.

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

MOHURD, National Development and Reform Commission (“NDRC”), Ministry of Public Security, China Quality Certification Center, the China Banking and Insurance Regulatory Commission and Cyberspace Administration of China also issued the “Opinions on Rectifying and Regulating the Order of the Housing Rental Market” (the “Opinions”), in December 2019. The Opinions stipulated requirements for the management of lease registration and the control of rent financing business. Regulatory requirements for the business of rent financing became more stringent. Rent financing loans shall be made based on the leasing contract signed and filed online, and the term of the loans shall not exceed the term of the contract. Stricter control imposed in the leasing industry may increase our costs to comply with the requirements and adversely affect our business operations and financial position.

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

The Circular of Adjusting the Policies on the Market Access and Administration of Foreign Investment in the Real Estate Market jointly issued by MOHURD, MOFCOM, NDRC, PBOC, the PRC State Administration for Industry and Commerce, and SAFE on July 11, 2006, as amended on August 19, 2015, stipulates that real estate enterprises established by foreign investment shall meet the below minimum registered capital if the total amount of investment is more than $30 million: the registered capital shall account for at least one third of the total amount of investment, among which if the total amount of investment is less than $36 million , the registered capital shall not be less than $12 million. The current registered capital of our project subsidiary, which holds Nam Tai Technology Center and Nam Tai Inno Valley, is $170 million. We believe it to meet the requirement.

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

In 2019 and 2020, the project subsidiaries which holds Nam Tai Technology Center, Nam Tai Inno Valley and Nam Tai • Longxi have been qualified as real estate development enterprises.

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

As we have obtained a real estate development enterprise qualification for our project subsidiary, we may pre-sale Nam Tai Technology Center, Nam Tai Inno Valley and Nam Tai • Longxi after we satisfy the above pre-sale conditions. If we fail to obtain the pre-sale permit, we will not be permitted to pre-sell our units and will be permitted to sell our units only upon completion of construction.

Measures on Property Price

Pursuant to the Measures on Supervision of Shenzhen Real Estate Market on July 9, 2010, as amended in May 2017, real estate development enterprises shall set a reasonable pre-sale price and file the detailed prices to the supervision authorities. The sale price of the commodity units shall be in line with the aforementioned filed price and be marked clearly, If the real estate enterprises need to adjust the reported price and the adjustment range is over 15%, they shall report to supervision authorities again. Failure to comply such measures may result in a penalty equal to RMB 100,000.

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

In order to assist the local tax authorities in the collection of LAT, the Ministry of Finance, the State Taxation Administration, Ministry of Construction and State Land Administration Bureau separately and jointly issued several notices to reiterate that, after the assignments are signed, the taxpayers should declare the LAT to the local tax authorities where the real estate is located, and pay the LAT in accordance with the amount as calculated by the tax authority and within the time period as required. For those who fail to acquire proof as regards to the tax paid or the tax exemption from the tax authorities, the real estate administration authority will not process the relevant title change procedures and will not issue the property ownership certificates.

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

Enterprise Income Tax

In 2007, the PRC government adopted the PRC Enterprise Income Tax Law and the related implementation rules, which became effective on January 1, 2008 and was amended in 2019. Under the PRC Corporate Income Tax Law, a unified income tax rate of 25% is applied to all PRC enterprises, including foreign-invested enterprises. In addition, according to the Enterprise Income Tax Laws, dividends from PRC subsidiaries to their foreign corporate shareholders are subject to a withholding tax at a rate of 10% unless any lower treaty rate is applicable.

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

Regulations on Property Management

The Property Management Rules, amended by the State Council in 2018, provide that property owners have the right to appoint and dismiss property service enterprises. The rules also establish a regulatory system for property service enterprises, which encompasses the following regulations:

•

the Provisional Measures on the Administration of Initial Property Management Bid-Inviting and Bidding, promulgated on June 26, 2003 by the MOHURD, provide that prior to the selection of the property owners’ committee (the “POC”), the property developer must select a property service enterprise to provide property management services; and

•

the NDRC and the MOHURD jointly promulgated the Rules on Property Management Service Fees on November 13, 2003, which provide that property management fees shall be determined by mutual consent between the POC and the property service enterprise, and must be set forth in writing in the property management service contract.

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

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Project promulgated by the State Council on November 29, 1998 and effective as of the same date, as amended on July 16, 2017 (the “Environmental Regulations”) each construction project is subject to an environmental impact assessment by the relevant authorities.

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

The chart below describes the organizational structure of our company and principal subsidiaries as of December 31, 2020.

Nam Tai Property Inc. (1) Nam Tai Group Limited (2) Nam Tai Investment (Shenzhen) Co., Ltd. (3)Triumph Commitment Group Limited (4)Treasure Champion Group Limited (5)

Zastron Electronic (Shenzhen) Co., Ltd. (6) Wuxi Zastron Precision-Flex Co., Ltd. (7)Inno Consultant Company Limited (8) Nam Tai (Shenzhen) Technology Park Operations Management Co., Ltd. (9)Shanghai Nam Tai Business Incubator Co., Ltd. (10)Triumph Commitment

(Hong Kong) Limited (11) Nam Tai (Shenzhen) Consulting Co., Ltd. (12) Shenzhen Kaicheng Architecture and Decoration Co., Ltd. (13)Dongguan Nam Tai Real Estate Development Co., Ltd. (14)

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

(4)	Triumph Commitment Group Limited, was established in the British Virgin Islands in 2019 as a limited liability business company.
(5)	Treasure Champion Group Limited, was established in the British Virgin Islands in 2019 as a limited liability business company.
(6)

Zastron Electronic (Shenzhen) Co., Ltd., or Zastron Shenzhen, was established in the PRC in 1992 as a company with limited liability. Zastron Shenzhen currently serves as the holding company for our land in Guangming, Shenzhen, China, designated for the development of our Nam Tai Inno Park project.

(7)

Wuxi Zastron Precision-Flex Co., Ltd., or Wuxi Zastron Flex, was established in the PRC in November 2006 as a wholly owned foreign investment enterprise with limited liability and pursuant to the relevant laws of the PRC. Wuxi Zastron Flex now serves as the holding company for our parcels of land in Wuxi, Jiangsu, China.

(8)	Inno Consultant Company Limited, was established in Hong Kong in 2017 as a wholly-owned subsidiary of Nam Tai Investment (Shenzhen) Co., Ltd.
(9)

Nam Tai (Shenzhen) Technology Park Operations Management Co., Ltd., was established in the PRC in 2018 as a company with limited liability with a focus on marketing, operation and management services of technology parks.

(10)

Shanghai Nam Tai Business Incubator Co., Ltd., was established in the PRC in May 2019 as a limited liability company with a focus on scientific research and technology services, business incubator management and business management consulting services.

(11)	Triumph Commitment (Hong Kong) Limited, was established in Hong Kong in 2019 as a wholly-owned subsidiary of Triumph Commitment Group Limited.
(12)	Nam Tai (Shenzhen) Consulting Co., Ltd., was established in the PRC in September 2019 as a limited liability company with a focus on leasing and business consulting services.
(13)	Shenzhen Kaicheng Architecture and Decoration Co., Ltd., was established in the PRC in 2019 as a limited liability company with a focus on architecture and decoration.
(14)	Dongguan Nam Tai Real Estate Development Co., Ltd., was established in the PRC in March 2020 as a limited liability company with a focus on real estate development.

D.	Property, Plants and Equipment

The table below lists the locations, square meters, principal use and the expiration dates of land use rights on the facilities used in our principal operations as of December 31, 2020:

Location	Approximate Square Meters	Principal or Presently Contemplated Use	Owned or lease expiration date
Shenzhen, China
Guangming District	103,739	Nam Tai Inno Park	2057
Gushu Community	22,364	Nam Tai Technology Center	2068
Gushu Community	26,313	Nam Tai Inno Valley and First Corporate Headquarters	2049
Baoan District	1,207	Qianhai Office	2054
Baoan District	7,586	Nam Tai • Tang Xi Technology Park for lease and operation	Leased until 2029
Dongguan, China
Machong Town	33,763	Nam Tai • Longxi	2090
Shanghai, China
Pudong New District	3,981	Nam Tai • U-Creative Space (Lujiazui) for lease and operation	Leased until 2029
Wuxi, China
New District	43,698	Wuxi Facilities	2056
Hong Kong, SAR, China
Wanchai	277	Administrative Office	Leased until 2021

Shenzhen, China

Nam Tai Inno Park: In June 2007, we entered into an official land use rights assignment agreement and a supplemental agreement with the Shenzhen Municipal Bureau of State Land and Resources, pursuant to our official project investment agreement we signed with the Guangming Hi-Tech Industrial Park in 2006. Consequently, we acquired approximately 103,739 square meters of land zoned as “M-1” with a 50-year land use right that began in 2007 in Guangming District, Shenzhen for an aggregate price of approximately $9.1 million. We are developing this property under the name “Nam Tai Inno Park” as a high-end technology park.

Nam Tai Technology Center: We ceased our core liquid crystal display module (“LCM”), production business and sold all of our machinery and production lines at our Gushu manufacturing facilities by the end of April 2014. We plan to develop and convert the parcel of land into a high-end technology park under the name “Nam Tai Technology Center”. After re-executing the land use rights contract, we have the right to use the land for another 50 years, starting from October 2018. We have paid additional land premiums of approximately $21.0 million and $49.0 million in October 2018 and September 2019, respectively. Nam Tai Technology Center covers a land area of 22,364 square meters and is zoned as “M-0” land.

Nam Tai Inno Valley: The project covers a land area of approximately 26,313 square meters and is currently zoned as “M-1” with a 50-year land use right that began in 1999. We submitted the urban renewal application to the City Renewal and Land Development Bureau of Shenzhen Bao’an District in the second quarter of 2020. We applied for mixed zoning designation, including “M-1” as primary land use and “M-0” as supplementary land use. At present, it is still in the application statues and the zoning designation is subject to government’s final approval. Pursuant to the agreement, if we are successful in receiving a mixed zoning designation approval, we may also choose to re-execute the land use right contract to restart the 50-year term, pay the relevant additional land premiums and subdivide the title for the benefit of potential unit holders. During the second half of 2018, we renamed our existing buildings on the site as “Nam Tai Inno Valley” and partitioned and renovated our existing facilities for lease targeting technology companies.

Qianhai Office: In April 2017, we purchased a new office for a total amount of $13.4 million. This new Qianhai office is primarily held for use. The land use right of the new office will expire in 2054.

Nam Tai • Tang Xi Technology Park: The project is located in Baoan District, Shenzhen. In September 2019, we leased an industrial building with contracted floor area of approximately 7,586 square meters from a third party for a lease period of 9.6 years. We converted the building to a technology park under the name “Nam Tai • Tang Xi Technology Park”. We mainly target enterprise tenants in industries including light production, intelligent product production and assembly, and intelligent management services. We started to optimize and renovate the building in September 2019 and opened for leasing in the fourth quarter of 2019.

Dongguan, China

Nam Tai • Longxi: In March 2020, we acquired a land parcel in Machong Town, Dongguan City through public auction. In May 2020, we obtained the real property ownership certificate - land use right for the project. Pursuant to the certificate, we have the right to use the land for a specific period of time, 70 years for the urban residential land use and 40 years for the commercial service land use. We paid land prices of approximately RMB120 million (equivalent to approximately $16.93 million) and RMB585.48 million (equivalent to approximately $82.58 million) in March 2020 and May 2020, respectively. The project covers a land area of 33,763 square meters, we planned to develop it into high-quality residential and commercial properties under the name of Nam Tai • Longxi. In July 2020, we started the construction work for the project.

Shanghai, China

Nam Tai • U-Creative Space (Lujiazui): The project is located in Lanqiao International Building, Century Avenue, Pudong New District, Shanghai. In December 2019, we signed a lease contract with a third party to lease approximately 3,981 square meters for a lease period of 9 years. The main target tenants include finance, design, consulting, advertising, and technology companies. We optimized and renovated the units in the first quarter of 2020, and invited tenants to lease.

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

For information on the construction, renovation, estimated start and completion dates of our properties, including leased properties, see “Item 4. Information on the Company—B. Business Overview—Our Projects and Properties—Project Progress”. For capital expenditure information on these properties and plants, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”. For financing of these properties and plants, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity”.

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

Overview

With the discontinuation of our LCM production in April 2014, we ceased our LCM manufacturing business and turned our business focus to redeveloping three parcels of land in Gushu and Guangming, Shenzhen. We are converting these parcels of land that formerly housed our manufacturing facilities into technology parks. Our key projects currently under development are Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai • Longxi. In 2020, the construction of the projects continued smoothly. As of December 31, 2020, approximately 600 dormitory units in Inno Park were delivered to our tenants. By the end of 2020, we have leased floor area of approximately 112,771 square meters in Inno Park to tenants, equal to the occupancy rate in 43%.

We recorded an increase in revenue of $68.2 million for 2020 compared to 2019 and an increase of $2.5 million for 2019 compared to 2018, primarily due to the sales type lease income of $66.8 million and operating lease income of $0.7 million from Nam Tai Inno Park recognized following the delivery of the dormitory units. In 2019, the revenue was mainly derived from the operating lease income of $3.0 million. In October 2018, we signed a leasing agreement to lease the Wuxi plant to a third party. The lease term is 12 years with a rent-free period of 10 months from the date of delivery. The property has been delivered to a third party in February 2019. As of December 31, 2020, the construction of Towers 1, 2, 4, 6, 7, 8, 9 and 10 of Inno park was completed and Towers 8 and 9 were delivered to customers, also Towers 1, 2, 4, 6, 7 delivered for operating lease.

Factors Affecting Our Results of Operations

The most significant factors that directly or indirectly affect our financial performance and results of operations are as follows:

Impact of Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this Report, we have not been materially affected by any inflation or deflation.

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

Effective from April 1, 2015, our subsidiaries in China changed their functional currency from the U.S. dollar to the RMB. This change was made upon the progress of the property development projects in China causing our subsidiaries primary operating activities to be denominated in RMB and making the RMB the currency of the economic environment in which the entities primarily generate and expend cash. As of December 31, 2020, we recorded $13.6 million of net foreign currency translation gain in accumulated other comprehensive loss as a component of shareholders’ equity.

For our company and subsidiaries outside of China, the functional currencies are U.S. dollars and Hong Kong dollars, as expense transactions are generally denominated in U.S. dollars and Hong Kong dollars. We had a significant portion of our assets and liabilities denominated in RMB. The fluctuation of foreign exchange primarily relates to our need to convert RMB to U.S. dollars and Hong Kong dollars for our operations, and the depreciation of the RMB against the U.S. dollar and/ or Hong Kong dollar reduces the U.S. dollar amount and Hong Kong dollar amounts we receive from the conversion.

The following table shows the percentage fluctuation in the exchange rate of the RMB to the U.S. dollar during each of the past three years ending December 31:

RMB Exchange Rate to $1.00 at December 31(1)
2018		2019		2020
Exchange Rate to $1.00	Percent change(2)	Exchange Rate to $1.00	Percent change(2)	Exchange Rate to $1.00	Percent change(2)
6.86	(5.21)%	6.98	(1.75)%	6.52	6.6%

Notes:

(1)	RMB to U.S. dollar data presented in this table was derived from the published exchange rates from the PBOC and the Hongkong and Shanghai Banking Corporation Limited (HSBC).
(2)	Compared to the exchange rate at the preceding December 31.

The RMB depreciated against U.S. dollar by 5.21% and 1.75% in 2018 and 2019 but appreciated against the U.S. dollar by 6.6% in 2020. It is difficult to predict how market forces or PRC, or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Our subsidiaries operating in Hong Kong are subject to an income tax rate of 16.5% for each of the years ended 2018, 2019 and 2020. We calculate income tax provision by applying the income tax rate to our estimated taxable income earned in or derived from operations in Hong Kong during the applicable period.

Efforts by the PRC government to increase tax revenues could result in decisions with respect to, or interpretations of, the tax laws by China’s tax authorities that are unfavorable to us, that increase our future tax liabilities, or deny us expected refunds. Changes in PRC tax laws or their interpretation or application may subject us to additional PRC taxation in the future. For example, following the implementation of the EIT Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. During the years of 2013 through 2020, the EIT rate is 25%.

Our effective tax rate was 0% for the year ended December 31, 2018, 13% for the year ended December 31,2019, and 30% for the year ended December 31, 2020, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31,
	2018	2019	2020
Applicable statutory tax rates	25%	25%	25%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(4)%	(1)%	1%
Change in valuation allowance	(17)%	6%	(1)%
Tax (expense) benefit arising from items which are not assessable (deductible) for tax purpose: Non-deductible and non-taxable items:	1%	(15)%	6%
Others	(5)%	(2)%	(1)%
Effective tax rates	—	13%	30%

Overview of Financial Results

The following table sets forth key operating results for the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,			% increase/(decrease)
	2018	2019	2020	2019 vs 2018	2020 vs 2019
	(in thousands of U.S. dollars, except per share data)
Revenue	$493	$2,965	$71,206	501.4%	2,301.55%
Gross profit	$420	$1,609	$43,825	283.1%	2,623.74%
Net (loss) income from operations	$(20,795)	$(17,335)	$20,904	n/a(1)	n/a(1)
(Loss) income before income tax	$(13,254)	$(15,231)	$22,272	n/a(1)	n/a(1)
Consolidated net (loss) income	$(13,254)	$(13,191)	$15,693	n/a(1)	n/a(1)
Basic (loss) earnings per share	$(0.35)	$(0.34)	$0.40	n/a(1)	n/a(1)
Diluted (loss) earnings per share	$(0.35)	$(0.34)	$0.40	n/a(1)	n/a(1)

Note:

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

The following table sets forth other income (expense), net for the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,			% increase/(decrease)
	2018	2019	2020	2019 vs 2018	2020 vs 2019
Foreign exchange loss, net	$(1,297)	$(516)	$(85)	(60.2%)	(83.5%)
Gain on disposal of idle property, plant and equipment	$—	$130	$—	n/a(1)	n/a(1)
Fair value gain on short term investment	$—	$—	$158	n/a(1)	n/a(1)
Interest expenses	$—	$(67)	$(321)	n/a(1)	379.1%
Others	$583	$200	$290	(65.7%)	45%
	$(714)	$(253)	$42	n/a(1)	n/a(1)

Note:

(1)	Percentage change is presented as “n/a” if either of the two periods contains no amount.

Foreign exchange loss, net is primarily attributable to the depreciation of RMB against U.S. dollar. RMB depreciated to RMB6.86 to $1.00 as of December 31, 2018 and depreciated to RMB6.98 to $1.00 as of December 31, 2019 and appreciated to RMB6.52 to $1.00 as of December 31, 2020.

Other income in 2018 was primarily related to sales proceeds of the materials of our old factory buildings of Nam Tai Technology Center after their demolition of $0.2 million. In 2019, other expenses were mainly related to the $0.2 million of project delay penalty expense from the Nam Tai Inno Park. In 2020, other income was mainly related to the $0.2 million of project delay fine income from the Nam Tai Inno Park, $0.2 million of fair value gain on investment, net of $0.3 million of interest expenses.

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

For the years ended December 31, 2018, 2019 and 2020, we did not recognize any impairment.

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

For operating lease income: minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee’s obligation to pay rent.

For sales type lease income: the net investment in the lease will be recorded, which is equal to the sum of the lease receivable and the unguaranteed residual asset, discounted at the rate implicit in the lease. Any difference between the fair value of the asset and the net investment in the lease is considered selling profit or loss and is recognized upon commencement of the lease. Lease revenue recognition commences when the collectability is probable.

For property service income: according to Financial Accounting Standards Board (“FASB”), Accounting Standards Codification, (“ASC, 606”) “Revenue form Contracts with Customers”, the realization of property service revenue can be recognized as the performance obligation is satisfied over time as services are rendered.

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

Share Options

We have two stock-based employee compensation plans, as more fully described in Note 10 (b) to the consolidated financial statements. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models. If the award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

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

Recently Issued Accounting Pronouncements

See Note 2(x) (recent changes in accounting standards) in the notes to our consolidated financial statements, included elsewhere in this Report.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of operation income for the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
	2018	2019	2020
Revenue	100.0%	100.0%	100.0%
Cost of revenue	(14.8)%	(45.7)%	(38.5)%
Gross profit	85.2%	54.3%	61.5%
General and administrative expenses(1)	(4,138.3)%	(421.1)%	(22.3)%
Selling and marketing expenses	(164.9)%	(217.9)%	(9.8)%
Net (loss) income from operations	(4,218.0)%	(584.7)%	29.4%
Other (expense) income, net	(144.8)%	(8.5)%	—
Interest income	1,136.1%	79.5%	1.8%
Loss on demolished building facilities	(826.4)%	—	—
Gain on disposal of property	1,371.8%	—	—
Write off of demolished building	(7.1)%	—	—
(Loss) income before income tax	(2,688.4)%	(513.7)%	31.2%
Income tax benefit (expense)	—	68.8%	(9.2)%
Consolidated net (loss) income	(2,688.4)%	(444.9)%	22.0%

Note:

(1)	General and administrative expenses include employee severance benefits of $0.3 million, $1.5 million and $0.1 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

	Year Ended December 31,
	2020		2019
	$	%	$	%
	(in thousands of U.S. dollars)
Sales-type lease income	$66,778	93.8	$—	—
Operating lease income	3,817	5.3	2,526	85.2
Property service income	214	0.3	11	0.4
Other revenue	397	0.6	428	14.4
Total revenue	$71,206	100.0	$2,965	100.0

Revenue. Our revenue increased to $71.2 million in 2020 from $3.0 million in 2019. This increase was mainly attributable to the sales type lease income of $66.8 million and operating lease income of $0.7 million from Nam Tai Inno Park recognized following the delivery of the dormitory units.

	Year Ended December 31,
	2020		2019
	$	%	$	%
	(in thousands of U.S. dollars)
Sales-type lease cost	$23,733	86.7	$—	—
Operating lease cost	3,455	12.6	1,020	75.2
Property service cost	34	0.1	3	0.2
Other cost	159	0.6	333	24.6
Total cost of revenue	$27,381	100.0	$1,356	100.0

Cost of Revenue. Our cost of revenue increased to $27.4 million in 2020 from $1.4 million in 2019. The increase was mainly due to the sales type lease cost of $23.7 million and operating lease cost of $1.0 million from Nam Tai Inno Park recognized following the delivery of the dormitory units.

General and Administrative Expenses. Our general and administrative expenses increased to $15.9 million in 2020 from $12.5 million in 2019. The $3.4 million increase was mainly attributable to the increase in the legal and litigation fees of $4.5 million, offset by the decrease in the employee severance benefits of $1.4 million.

Selling and Marketing Expenses. Our selling and marketing expenses increased to $7.0 million in 2020 from $6.5 million in 2019. The $0.5 million increase was mainly attributable to the increase of $0.5 million in marketing and commission fees incurred by Nam Tai Inno Park and Nam Tai Technology Center.

Other Income (Expenses), Net. During 2020, our other income was $0.04 million compared to other expenses of $0.3 million in 2019. In 2020, other income was mainly related to the $0.2 million of project delay fine income from the Nam Tai Inno Park, $0.2 million of fair value gain on investment, and offset by $0.3 million of interest expenses.

Interest Income. Our interest income was $1.3 million in 2020, which decreased by $1.1 million from $2.4 million in 2019. The decrease was primarily the result of less term deposits, which decreased by $2.1 million in 2020.

Consolidated Comprehensive Income (Loss). Consolidated comprehensive income was $29.3 million in 2020 as compared to consolidated comprehensive loss of $16.3 million in 2019. Consolidated comprehensive income in 2020 mainly consisted of $43.8 million operating income, $1.3 million interest income and a foreign currency translation gain of $13.6 million, offset in part by general and administrative expenses of $15.9 million, selling expense of $7.0 million and $6.6 million of income tax expense. Consolidated comprehensive loss in 2019 mainly consisted of general and administrative expenses of $12.5 million, a foreign currency translation loss of $3.1 million and an exchange loss of $0.5 million as a result of the depreciation of the Renminbi against the U.S. dollar, and selling expense of $6.5 million; offset in part by $2.4 million interest income and $1.6 million operating income and $2.0 million income tax benefit.

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

General and Administrative Expenses. Our general and administrative expenses increased to $12.5 million in 2019 from $20.4 million in 2018. The $7.9 million decrease was mainly attributable to the decrease in depreciation of the Wuxi plant’s depreciation of $2.9 million, the decrease of option expenses of $2.5 million, and the decrease of $3.1 million in salaries and benefits due to a change in our organizational structure.

Selling and Marketing Expenses. Our selling and marketing expenses increased to $6.5 million in 2019 from $0.8 million in 2018. The $5.7 million increase was mainly attributable to the increase of $3.5 million in promotion expense and $1.1 million in salaries and benefits due to a change in our organizational structure.

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

Liquidity

Our primary sources of liquidity have been cash provided by operating activities, our cash and cash equivalents and long-term bank loans. In 2018, 2019 and 2020, we had net cash used in operating activities of $48.3 million, $77.8 million, and $130.4 million, respectively. As of December 31, 2020, we had cash and cash equivalents of $61.0 million, as compared to cash and cash equivalents of $130.2 million as of December 31, 2019. In 2020, we obtained bank loans of $72.3 million at interest rates ranging from 6.07% to 7.40%. For more information, see Note 9 “Bank Loans and Banking Facilities” in the notes to our consolidated financial statements, included elsewhere in this Report. During each of the years of 2018, 2019 and 2020, our primary uses of cash were payments relating to the development of our land parcels.

Going Concern

See “Item 4. Information on the Company—B. Business Overview—Recent Development,” “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings” and “— Liquidity” for details of the effect on our liquidity caused by certain legal actions and disputes, including the litigation filed by IsZo Capital LP, demand letters from certain Lenders and disputes with a Contractor.

Besides continuing to negotiate with the banks, the Company is evaluating several measures of financing, such as external financings, acceleration of the leasing of Nam Tai Inno Park, and presale of Nam Tai Technology Center and Nam Tai •Longxi, failing which rights issue and project disposal will also be considered. Currently, the Company intends to raise loans from financial institutions and potential funders to maintain its normal operations.

However, there are significant uncertainties due to the governing and management of our Company pertaining to the Special Meeting. The appropriate course of actions will have to be decided by the Board and management subsequent to the meeting, while the current Board and management are committed to taking actions to preserve the best interests of all shareholders and explore options that will be able to be considered.

Based on the above premises, in the best estimate of the management, our financial statements for the year ended December 31, 2020 are prepared on a going concern basis.

We have projected the cash needs in the next twelve months to be $512 million.  The cash and cash equivalents on hand was approximately $91 million as of April 1, 2021, which cannot meet the cash needs in the next twelve months. We do not have any commitments to obtain financing and cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Capital Expenditures

The table below shows our major capital expenditures for the years 2018, 2019 and 2020:

	Year Ended December 31,
	2018	2019	2020
	(in thousands of U.S. dollars)
Nam Tai Inno Park	$49,247	$66,839	$42,869
Nam Tai Technology Center	$72,555	$16,645	$28,051
Qianhai Office	$1,062	$105	$191
Nam Tai Inno Valley	$1,070	$62	$—
Nam Tai•Longxi	—	—	$121,692
Nam Tai U- Creative Space	—	—	$12
Total	$123,934	$83,651	$192,815

In 2021, our planned capital expenditures are estimated to be $138.0 million for the three major real estate development projects, of which $35.4 million has been allocated for Nam Tai Inno Park, $72.4 million has been allocated for Nam Tai Technology Center and $30.2 million has been allocated for Nam Tai•Longxi.

Our plans for capital expenditures are subject to change from time to time and could change as a result from, among other things, our management of the liquidity issue and prevailing economic conditions. We cannot ensure that we would be successful in raising additional debt or equity on terms that we would consider acceptable or at all.

Cash Flow

The following table sets forth, for the years ended December 31, 2018, 2019 and 2020, selected consolidated cash flow information:

	Year Ended December 31,
	2018	2019	2020
	(in thousands of U.S. dollars)
Net cash provided by (used in) operating activities	$(48,308)	$(77,759)	$(130,417)
Net cash provided by (used in) investing activities	$(39,165)	$46,219	$(148,433)
Net cash (used in) provided by financing activities	$(6,611)	$99,935	$191,957
Net increase (decrease) in cash and cash equivalents	$(94,084)	$68,395	$(86,893)

Operating Activities

Net cash used in operating activities for 2020 was $130.4 million. This consisted primarily of increases in real estate properties under development of $161.8 million and increase in accounts receivable of $2.9 million, partially offset by a $15.7 million consolidated net income, increase of deferred income tax expense of $6.8 million and non-cash items of depreciation and amortization of $4.1 million, increase in accounts payable of $2.3 million, increase in prepaid expense and other receivables of $2.2 million, increase in advance from customers of $2.1 million, share-based compensation expense of $0.8 million and accrued expenses and other payables of $0.1 million.

Net cash used in operating activities for 2019 was $77.8 million. This consisted primarily of payment of real estate properties under development of $132.1 million, a consolidated net loss of $13.2 million, gains on disposal of property, plant, and equipment of $0.1 million, increases in prepaid expenses and other receivables of $1.5 million and increase of deferred income tax benefit of $2.0 million. Net cash used in operating activities was partially offset by non-cash items of depreciation and amortization of $1.5 million, share-based compensation expense of $0.5 million, unrealized exchange loss of $0.5 million, increase of lease deposits of $0.1 million and accrued expenses and other payables of $1.8 million and advance from customers of $67.4 million.

Net cash used in operating activities for 2018 was $48.3 million. This consisted primarily of payment of real estate properties under development of $39.6 million, a consolidated net loss of $13.3 million, gains on disposal of property, plant, and equipment of $2.9 million, and increases in prepaid expenses and other receivables of $1.9 million. Net cash used in operating activities was partially offset by non-cash items of depreciation and amortization of $3.8 million, share-based compensation expense of $2.9 million, unrealized exchange loss of $1.7 million, and a decrease in accrued expenses and other payables of $0.6 million.

Investing Activities

Net cash used in investing activities for 2020 was $148.4 million, which consisted primarily of purchase of property, plant and equipment of $0.4 million, increase in short term investments of $150.2 million, offset by the decrease in fixed deposits maturing over three months of $2.2 million.

Net cash provided by investing activities for 2019 was $46.2 million, which consisted primarily of decrease in short term investments of $39.3 million, redemption of marketable securities of $7.6 million and the receipt of proceeds from disposal of property, plant, and equipment of $0.2 million, partially offset by the purchase of property, plant and equipment of $0.9 million.

Net cash used in investing activities for 2018 was $39.2 million, which consisted primarily of an increase in short term investments of $39.4 million, purchase of marketable securities of $7.6 million and purchase of property, plant and equipment of $2.1 million, partially offset by the receipt of proceeds from disposal of property, plant, and equipment of $9.8 million.

Financing Activities

Net cash provided by financing activities for 2020 was $191.9 million, which primarily consisted of proceeds from private placement of $170.7 million (repayable to Greater Sail and West Ridge), proceeds from bank loans of $72.3 million and proceeds from option exercise of $3.8 million, partially offset by repayment of bank loans of $54.9 million.

Net cash provided by financing activities for 2019 was $99.9 million, which primarily consisted of proceeds from bank loans of $98.0 million and proceeds from option exercise of $2.6 million, partially offset by debt issuance cost of $0.5 million and repayment of bank loans of $0.2 million.

Net cash used in financing activities for 2018 was $6.6 million, which primarily consisted of cash dividends paid of $10.6 million, partially offset by proceeds from option exercise of $4.0 million.

Holding Company Structure

Nam Tai Property Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in the PRC. As a result, Nam Tai Property Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in the PRC is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries in the PRC are required to set aside at least 11% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and licenses, etc.

Not applicable.

D.	Trend Information

Upon the cessation of our original core LCM production business in April 2014, we changed our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc. and turned our business focus to the redevelopment of three parcels of land in Guangming and Gushu, Shenzhen, PRC into high-end technology parks and the development of a plot of land in Machong Town, Dongguan, PRC into high-quality residential and commercial properties. We believe that in the future, the main revenue of the company will come from the sale and rental income of these properties.

Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

For 2020, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The contractual obligations of our company, including purchase commitments under non-cancelable arrangements as of December 31, 2020, are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments due by period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(in thousands of U.S. dollars)
Contractual Obligations
Capital commitments	$143,414	$108,534	$33,917	$963	—

G.	Safe Harbor

See “Note Regarding Use of Forward Looking Statements” at the beginning of this Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Our current directors and senior management, and their ages are as follows:

Name	Age	Position/Title
Dr. Lai Ling Tam	57	Director and Executive Chairman
Peter R. Kellogg	78	Director
Dr. Wing Yan (William) Lo	60	Director
Mark Waslen	60	Director
Professor Si Zong Wu	68	Director
Professor Aiping Lyu	57	Director
Jiabiao Wang	37	Chief Executive Officer
Terrence Lu	31	Chief Financial Officer

Dr. Lai Ling Tam. Dr. Tam has been our Executive Chairman of the Board of Directors since September 2020. He has served as a senior advisor to Kaisa Group (1638.HK) since 2015, where he is primarily responsible for advising on investment and financing strategies. Prior to that, he was the Vice Chairman and Executive Director of Kaisa between 2010 and 2014. Prior to joining Kaisa Group, Dr. Tam was a senior executive and a member of the board of a number of leading China-based real estate developers and international investment banks. From December 2007 to November 2008, Dr. Tam was an executive director of SPG Land (Holdings) where he supervised corporate finance activities and investor relations. From April 2005 to November 2007, he was the deputy managing director and chief financial officer of Hopson Development (754.HK), where he was responsible for formulating and executing financing strategies. Dr. Tam has also served as an independent non-executive director of Tsingtao Brewery Company (168.HK). From March 1998 to April 2005, Dr. Tam worked for ICEA Capital Limited with his last position as a managing director of the investment banking division, during which he executed a wide variety of corporate finance transactions, including M&A, and debt and equity financings. Prior to that, he worked for major international investment banks in the area of corporate finance, as well as a multi-national oil company in the area of business development. Dr. Tam received his bachelor’s degree in Engineering from University College London, and a Ph.D. from the University of Cambridge. He is also a holder of Chartered Financial Analyst.

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

Dr. Wing Yan (William) Lo. Dr. Lo has served on our Board of Directors since July 2003 and is the chairman of our compensation committee and nominating and corporate governance committee. Dr. Lo is an experienced executive in the TMT (technology, media and telecommunications) and consumer sectors. He has previously held senior positions at China Unicom, Hongkong Telecom, Citibank HK, I.T. Limited, South China Media Group and Kidsland International Holdings Limited. He is currently the chairman of Captcha Media Ltd., a digital marketing and strategy agency. Dr. Lo graduated from Cambridge University with a M.Phil. degree in Pharmacology and a Ph.D. degree in Molecular Neuroscience in the 80’s. Dr. Lo currently serves as an independent non-executive director of a number of publicly listed companies in Hong Kong, including Television Broadcasts Ltd. (SEHK: 511), CSI Properties Ltd. (SEHK: 497), Jing Rui Holdings Limited (SEHK:1862) and South Shore Holdings Limited (SEHK:577). Dr. Lo is also the Founding Governor of the Charles K. Kao Foundation for Alzheimer’s Disease and the ISF Academy, and is also the present Chairman of Junior Achievement HK. Recently, Dr. Lo became a member of the Cyberport Advisory Panel and a member of the Hospital Governing Committee of the Hong Kong Red Cross Blood Transfusion Service. Dr. Lo is the Advisory Committee member of Chinese Medicine of Hong Kong Baptist University and an Advisory of Our Hong Kong Foundation. Dr. Lo has also been tasked by the United Nations ESCAP to lead a task force for the Sustainable Business Network’s to look at financial inclusion leveraging Fintech in the region. In 1998, Dr. Lo was appointed as a Hong Kong Justice of the Peace. From 2003 to 2016, he was appointed as a Committee Member of Shantou People’s Political Consultative Conference.

Mark Waslen. Mr. Waslen has served on our Board of Directors since July 2003 and is a member of our audit committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including financial controller, secretary and treasurer. Since June 1, 2010, Mr. Waslen has been employed as a partner with MNP, a Canadian Chartered Accountant and business advisory firm. From 2001 to 2010, Mr. Waslen was employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. Prior to joining Berris Mangan, Mr. Waslen worked at various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.

Professor Si Zong Wu. Professor Wu has served on our Board of Directors since June 2019 and is the Chairman of our audit committee and a member of our compensation committee and nominating and corporate governance committee. Professor Wu is a professor and a doctoral tutor at Tongji University since 1997. He served as the Secretary of the Party Committee and the vice dean of the Economic and Management School of Tongji University. Professor Wu is the vice president of Shanghai Marketing Society and the standing director of China Marketing Society. Professor Wu lectures in economics and international trade. His main research fields include business management, marketing and international trade. From 1994 to 1997, he was the head of affairs committee of the International Trade Faculty at Jiangxi University of Finance and Economics. From 1982 to 2008, Professor Wu published several theses and was involved in various research projects in his fields of expertise. He also published various books in marketing, commerce and trade from 2001 to 2020. Professor Wu received his bachelor degree in Economics from Jiangxi University of Finance and Economics in 1982. In 1995, he received his master degree in Economics at Shanghai University of Finance and Economics. Professor Wu is the executive director and general manager of Shanghai Guanzong Investment Management Co., Ltd.; independent director of Shanghai Shimao Co., Ltd. (SSE: 600823) and AnHui Higasket Plastics Co., Ltd.; independent non-executive director of Top Spring International Holdings Ltd. (SEHK: 2688); and director of Chitina Holding Ltd. (TPE: 4137).

Professor Aiping Lyu. Professor Lyu has served on our Board of Directors since June 2019 and is a member of our audit committee, compensation committee and nominating and corporate governance committee. Professor Lyu has been the Chair Professor and Dean of School of Chinese Medicine of Hong Kong Baptist University since February 2012. He is a member of the Chinese Medicine Development Committee in Hong Kong and a member of Biology and Medicine Panel of The Research Grants Council in Hong Kong. He also currently serves as a member of the Chinese Pharmacopoeia Commission of the People’s Republic of China. Professor Lyu had been focused on the translational research in Chinese medicine, including pharmacological and clinical evaluation on rheumatoid arthritis with traditional Chinese medicine pattern diagnosis and interventions, and development of new drugs based on Chinese medicines. Professor Lyu is also actively involved in the research on the standardization of Chinese medicine and strategic plan research for Chinese medicine development in China. Since 2009, Professor Lyu has been appointed as the head of the Chinese Delegation in the Technical Committee of the International Organization for Standardization on traditional Chinese medicine (ISO/TC249). Over the years, Professor Lyu has obtained more than 60 patents from his research activities and published more than 30 books and over 500 articles. Professor Lyu obtained his bachelor degree from Jiangxi University of Traditional Chinese Medicine in 1983, and further obtained his master and PhD degrees in the China Academy of Traditional Chinese Medicine in Beijing (presently known as the China Academy of Chinese Medical Sciences). Professor Lyu has served as an independent non-executive director of Kaisa Health Group Holdings Limited (SEHK: 876) since March 2018.

Jiabiao Wang. Mr. Wang has served as our chief executive officer since September 2020. Prior to his current position, he has served as the General Manager of China Operations from February 2019, responsible for the overall management of the project portfolio in China. He also served as the Deputy Director of the Shenzhen Real Estate Association Housing Rental Committee. Mr. Wang has more than 16 years of experience in real estate development and has extensive experience in marketing, investment and industrial operation management. Before joining Nam Tai, he was President of Kaisa Technology Innovation Group, a subsidiary of Kaisa Group (1638.HK). Prior to that, Mr. Wang served as Deputy General Manager of Logan Group Shenzhen, a subsidiary of Logan Group (03380.HK). Prior to that, Mr. Wang served as Assistant President of Kaisa Group Shenzhen. He also held senior executive positions with other leading Chinese property developers, including Shenzhen Huaqiang New City and Gemdale Corporation (600383.SH).

Terrence Lu. Mr. Lu has served as our chief financial officer since March 2021. Mr. Lu has extensive experience in strategic planning, investment and financing. Prior to joining us, Mr. Lu has held senior managerial roles at reputable real estate companies. He has also worked as a Senior Relationship Manager at Standard Chartered Bank, Shenzhen Branch. Mr. Lu received his bachelor’s degree in English from Jilin University Zhuhai College.

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

On September 14, 2020, Mr. Ying Chi Kwok (‘Mr. Kwok”) resigned as director of the board and chief executive officer of the Company. On September 21, 2020, our Board of Directors appointed Dr. Lai Ling Tam as executive chairman of the Board, Mr. Jiabiao Wang as chief executive officer and Mr. Wai Hang Wan (“Mr. Wan”) as chief financial officer of the Company. On March 4, 2021, Mr. Vincent Fok resigned as the Director of Board of the Company. On March 18, 2021, Mr. Wan resigned as chief financial officer and was retained as an advisor to the Company.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2020 that we or any of our subsidiaries paid to all of our directors and executive officers as a group for their services in all capacities to our company or any of our subsidiaries was approximately $3.07 million.

According to the local laws and regulations of Shenzhen, China, we were required to contribute 13% to 14% of the stipulated salaries of our staff that work in Shenzhen to retirement benefit schemes to fund retirement benefits for our employees. In Wuxi, we are required to contribute 16% of our staff’s salaries to help fund retirement benefits for our employees. In Shanghai, we are required to contribute 16% of our staff’s salaries to fund retirement benefits. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, (“MPF”), scheme, which is a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. The MPF is available to all employees aged 18 to 64 and with at least 60 days of service at Nam Tai in Hong Kong. We contribute 5% of each qualifying employee’s income. The maximum income for contribution purposes per employee is $3,871 per month. Staff members are entitled to 100% of our contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong at the end of employment contracts.

The cost of our contributions to the staff retirement plans in Hong Kong and China amounted to approximately $0.3 million, $0.4 million and $0.04 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Except as disclosed above, we did not set aside or accrue any amounts by our company or our subsidiaries to provide pension, retirement or similar benefits.

Indemnification Agreements

We have entered into indemnification agreements with all of our directors and each of our executive officers by the end of February 28, 2021. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Employee Stock Option Plans

We have two stock option plans, our 2016 stock option plan and 2017 stock option plan. In April 2016, our Board of Directors approved our 2016 stock option plan, which was subsequently approved by the shareholders at the 2016 annual general meeting of shareholders. The maximum number of shares to be issued pursuant to our 2016 stock option plan is 3,500,000 shares. In April 2017, our Board of Directors approved our 2017 stock option plan, which was subsequently approved by the shareholders at the 2017 annual general meeting of shareholders. Our 2017 stock option plan has the same terms and conditions as the 2016 stock option plan, except that the maximum number of shares to be issued pursuant to exercise of options granted is 1,500,000 shares.

As of December 31, 2020, 766,200 shares under our 2016 stock option plan and 1,140,000 shares under our 2017 stock option plan were still available for our future grants. Under our 2016 and 2017 stock option plans, the terms and conditions of individual grants may vary subject to the following: (1) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (2) the term of incentive stock options may not exceed ten years from the date of grant and (3) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to our share capital and necessary to preserve the intrinsic value of the granted options.

Options Held by Directors and Executive Officers

The following table summarizes certain information as of March 15, 2021 concerning the options (excluding awards that were exercised or expired and forfeited) we granted to our current directors and executive officers.

Name	Number of Common Shares Underlying the Options Outstanding as of March 15, 2021	Exercise Price ($/Share)	Date of Grant	Vesting Schedule	Date of Expiration
Jiabiao Wang	200,000	9.41	January 22, 2020	4 years	December 31, 2021, 2022, 2023, and 2024
C.	Board Practices

All directors hold office until our next annual meeting of shareholders or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The full board appoints the members and the chairman of our board committees, who serve at the request of our Board of Directors. Nam Tai does not have any director service contracts providing for benefits upon termination of service as a director or employee (if employed).

Corporate Governance Guidelines

We have adopted a set of corporate governance guidelines which are available on our website at https://www.namtai.com/governance/index.html. The contents of this webpage address are not a part of this Report. Shareholders also may request a free copy of our corporate governance guidelines in print form by making a request to:

Media and Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

NYSE Listed Company Manual Disclosure

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Under Section 303A of the NYSE Listed Company Manual, NYSE listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions.

The following summarizes some of the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE. The NYSE Listed Company Manual requires that shareholder approval be obtained in certain circumstances prior to an issuance of securities to a related party or its affiliates and prior to an issuance of the securities which exceed certain thresholds. These approvals are not required under the British Virgin Islands law, our home country. We have and will continue to comply with the requirements of British Virgins Island law in determining whether shareholder approval is required for corporate actions. If we continue to rely on the above and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance requirements applicable to U.S. domestic issuers. See “Risks Related to Regulatory Oversight—Our status as a foreign private issuer in the United States exempts us from certain reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the NYSE, limiting the protections and information afforded to investors.” These risk factors will be described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time.

Committees of our Board of Directors

The charters for our audit committee, compensation committee and nominating and corporate governance committee are available on our website at https://www.namtai.com/governance/index.html. The contents of this webpage address are not a part of this Report. Shareholders may request a copy of each of these charters by email set forth in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate Governance Guidelines.”

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

Our audit committee consists of four independent directors: Professor Si Zong Wu, Peter R. Kellogg, Mark Waslen, and Professor Aiping Lyu, each of them have satisfied the independence requirements of NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. Professor Si Zong Wu serves as the chairman of our audit committee and Mark Waslen serves as a “financial expert”.

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

Our compensation committee consists of four independent directors: Dr. William Lo, Peter R. Kellogg, Professor Si Zong Wu and Professor Aiping Lyu, each of them have satisfied the independence requirements of NYSE. Dr. William Lo serves as the chairman of our compensation committee.

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

Our nominating and corporate governance committee consists of four independent directors: Dr. William Lo, Peter R. Kellogg, Professor Si Zong Wu and Professor Aiping Lyu, each of them have satisfied the independence requirements of NYSE. Dr. William Lo serves as the chairman of our nominating and corporate governance committee.

D.	Employees

The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2018, 2019 and 2020.

		At December 31,
Geographic Location	Main Activity	2018	2019	2020
Shenzhen, PRC
	Administration	46	31	43
	Project development	30	28	31
	Selling and marketing	14	39	27
	Total Shenzhen	90	98	101
Wuxi, PRC
	Selling and marketing	5	1	1
	Total Wuxi	5	1	1
Shanghai, PRC
	Selling and marketing	-	-	1
	Total Shanghai	-	-	1
Dongguan, PRC
	Project development	-	-	2
	Selling and marketing	-	-	1
	Total Dongguan	-	-	3
Hong Kong
	Administration	4	6	5
	Total Hong Kong	4	6	5
Total Employees		99	105	111

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

For information regarding the numbers and percentage ownership of our shares, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Beneficial Ownership of Our Common Shares by Our Directors, Senior Management and Principal Shareholders.

For information regarding the option awards, see “Item 6. Directors, Senior Management and Employees— B. Compensation— Options Held by Directors and Executive Officers.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

Beneficial Ownership of Our Common Shares by Our Directors, Senior Management and Principal Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of March 15, 2021, by each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us who own beneficially 5% or more of our common shares, and each of our current directors and senior management.

	Shares beneficially owned(1)
Name	Number		Percent
Kaisa Group Holdings Limited	9,371,703	(2)	23.9%
Peter R. Kellogg	7,366,794	(3)	18.8%
IsZo Capital LP	5,101,916	(4)	13.0%
Mark Waslen	115,000		*

Notes:
*	Less than 1%.

(1)

Percentage of ownership calculated is based on 39,197,991 common shares outstanding as of March 15, 2021. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, options which are exercisable within 60 days of March 15, 2021 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons. Additionally, for purposes of this item, share counts and calculations in the table above do not reflect the issuance of our common shares in connection with the Private Placement.

(2)

Represents 9,371,703 of our common shares beneficially held by Kaisa Group Holdings Limited through its indirect wholly-owned subsidiary, Greater Sail Limited, a company incorporated in British Virgin Islands, as reported on the 13D/A filed with the SEC by Kaisa Group Holdings Limited on March 11, 2021. Kaisa Group Holdings Limited is a company incorporated in Cayman Islands and its principal place of business is Suite 2001, 20th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(3)

Includes 5,774,800 common shares held indirectly through I.A.T. Reinsurance Syndicate Ltd., a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of the shares held by I.A.T. Reinsurance Syndicate Ltd.

(4)

Represents 5,101,916 of our common shares as of March 3, 2021 held by IsZo Capital LP, as reported on the Schedule 13D/A filed with the SEC by IsZo Capital LP on March 4, 2021. IsZo Capital GP LLC, its general partner, IsZo Capital Management LP, its investment manager, IsZo Management Corp., the general partner of IsZo Capital Management LP, and Brian L. Sheehy, the managing member of IsZo Capital GP LLC and the president of IsZo Capital Management Corp., may each be deemed to have voting and dispositive power with respect to our shares held by IsZo Capital LP. Each of IsZo Capital LP and IsZo Capital Management LP is a limited partnership formed under the laws of the State of Delaware. IsZo Capital GP LLC is a limited liability company formed under the laws of the State of Delaware. IsZo Management Corp., a company former under the laws of the State of Delaware. Mr. Sheehy is a citizen of the United States. The business address of IsZo Capital LP at 590 Madison Avenue, 21st Floor, New York, New York 10022.

To our knowledge, except as disclosed elsewhere in this Report, we are not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly through March 15, 2021.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of March 15, 2021, there were approximately 415 holders of record of our common shares. According to information provided to us by our transfer agent, 97.6% holders of record with addresses in the United States held 39,181,364 of our common shares, representing 99.96% of our total issued and outstanding shares, as of March 15, 2021.

We are not aware of any arrangements that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Certain Relationships and Transactions with Kaisa Group

Kaisa Group is one of our principal shareholders. On October 5, 2020, we entered into a securities purchase agreement with Greater Sail Limited, a wholly owned subsidiary of Kaisa Group, relating to the issuance by us and purchase by Greater Sail of 16,051,219 of our common shares at the purchase price of $9.15 per share.  In addition, Kaisa Group also purchased our common shares in the open market and was our largest beneficial owner as of March 15, 2021. Our audit committee and Board of Directors have reviewed and approved our entry into the agreements with Kaisa Group and/or its subsidiaries. In March 2021, this private placement was set aside by the Court. For details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Litigation with IsZo.”

In 2020, Kaisa Property Management (Shenzhen) Co., Ltd. (“Kaisa Property”), which was one of the subsidiaries controlled by Kaisa Group, won the bid with the lowest total price of RMB8.3 million through the open bidding process and became the early property coordination service provider of the Company's three projects, which were Nam Tai Inno Park (Industrial Center only), Nam Tai Technology Center, and Nam Tai Inno Valley. The service contracts period was from 2020 to 2021.

In 2021, Kaisa Property won the bid with the lowest total price of RMB23.1 million through the open bidding process and became the early property coordination service and property management service provider of the Company's four projects, which were Nam Tai Inno Park, Nam Tai Technology Center, Nam Tai Inno Valley, and Nam Tai Tang Xi Technology Park. The service contracts period was from 2021 to 2022.

In 2020, property management fees of $1.3 million (2019: $0.5 million) were paid to Kaisa Property. In 2018, no related party transactions occurred. All the contract terms are at arm’s length and management service fees are paid monthly.

As of December 31, 2020, the balance payable to Greater Sail, as a result of the voided Private Placement, is $146.9 million (2019: Nil), which is unsecured, interest-free and repayable on demand, and the balance of amount payable to Kaisa Property is $0.2 million (2019: Nil), which is unsecured, interest-free and repayable on demand.

Our audit committee and Board of Directors have reviewed and approved these property service agreements.

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
A.	Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

Except as described below or elsewhere in this Report, we are not involved in any litigation, other legal proceedings or arbitration proceedings that would have a material adverse impact on our business or operations. We may from time to time be subject to various judicial or administrative proceedings arising in the ordinary course of our business.

Litigation with IsZo

In October 2020, IsZo commenced legal proceedings against us and other parties in the Court. The claims included, among other things, that the Private Placement previously announced by us on October 5, 2020 was invalid and should be set aside. IsZo also sought an order requiring us to hold a meeting of the members of the Company for the purpose of the removal and election of directors.

To avoid unnecessary litigation costs on West Ridge, and to address an ancillary claim issued by West Ridge efficiently, we agreed with IsZo and West Ridge on December 14, 2020 that we would indemnify West Ridge if IsZo is successful in its claim to set aside the Private Placement. IsZo agreed to stay its claim against West Ridge, and West Ridge agreed to be bound by any judgment against us.

Following a trial of the Proceedings in the Court between January 25, 2021 and February 24, 2021, on March 3, 2021, the Court handed down a judgment finding that the Private Placement was void and should be set aside, and ordering us to convene a special meeting of shareholders regarding the removal and election of directors as soon as possible. By notice dated March 22, 2021, the Company convened the Special Meeting which will be held on April 26, 2021.

On April 6, 2021, the Company filed a Notice of Appeal along with the Stay Application.  The dates for hearing the Stay Application and the Appeal have not yet been fixed.

Arbitration Notice

On March 12, 2021, we received an arbitration notice (the “Notice”) from Greater Sail to which we issued and sold 16,051,219 common shares of the Company for US$146.9 million pursuant to the Purchase Agreement. The Judgment was handed down on March 3, 2021 and an injunction order was granted restricting us from dealing with the consideration paid by Greater Sail. In the Notice, Greater Sail seeks an order requiring us to repay such consideration.

Tax Disputes with Hong Kong Inland Revenue Department.

Since the fourth quarter of 2007, several of our inactive subsidiaries have been involved in tax disputes with the Inland Revenue Department of Hong Kong (the “HKIRD”), the income tax authority of the Hong Kong Government. These inactive subsidiaries include our Hong Kong entities, namely Nam Tai Group Management Limited (“NTGM”), Nam Tai Trading Company Limited (“NTTC”) and Nam Tai Telecom (Hong Kong) Company Limited (“NTT”). The disputes concern the appropriateness of expensing certain intra-group service fees under the transfer pricing context. NTGM is the parent company of NTT and NTTC. NTTC is the title holder of certain land in Hong Kong and is being liquidated. The particulars of these disputes are discussed below.

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

On December 16, 2020 and March 30, 2021, the HKIRD issued demand letter to NTT requesting us to settle the previous unpaid tax. NTT has not taken any action since receiving the letter. NTT had a net deficit position as of December 31, 2020. We have no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on us and the amount claimed by HKIRD on NTT was not recorded as a liability in our consolidated financial statements for the three years ended and as of December 31, 2020.

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

On November 2018, January 2019 and November 2020, NTGM received demanding for payment from HKIRD and notices to initiate wind-up procedures, respectively, if payment not received by HKIRD within 14 days. Currently, we are not aware of any winding up proceeding filed by the HKIRD.

NTGM has a net deficit position as of December 31, 2020. We have no funding obligation towards NTGM. As a result, the claims from the HKIRD demand letters have no impact on us and the amount claimed by HKIRD on NTGM was not recorded as a liability in our consolidated financial statements for the three years ended and as of December 31, 2020.

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

The HKIRD filed an appeal on December 21, 2018. The hearing of appeal was held in October 2019. The Hong Kong Court of Appeal has not handed down its reason for adjustment, but it is found in favor of two former directors at the end of hearing. We estimate that the written judgment will be handed down in 2021.

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

We have set payments of quarterly dividends of $0.02 per quarter for 2016, and $0.07 per quarter for 2017 and for the first three quarters of 2018. All quarterly dividends scheduled for payment from 2016 to 2018 were paid as scheduled.

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

The following table sets forth the total cash dividends and dividends per share we have declared for the subsequent year during each of the five years ended December 31, 2020:

	Year ended December 31,
	2016	2017	2018	2019	2020
Total dividends declared (in thousands)	$10,205	$10,514	$—	$—	$—
Regular dividends declared per share	$0.28	$0.28	$—	$—	$—
Total dividends declared per share	$0.28	$0.28	$—	$—	$—

B.	Significant Changes

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

Memorandum and Articles of Association

We are a business company incorporated in the British Virgin Islands (Company No. 3805) and our affairs are governed by our memorandum and articles of association and the British Virgin Islands Business Companies Act, 2004 (as amended) (the “BVI Act”) and other applicable legislation.

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

On September 21, 2020, we filed with the Registrar of Corporate Affairs of the British Virgin Islands an amended Charter, the form of which is attached as Exhibit 1.2, which became effective on September 21, 2020.

As set forth in Clause 4 of our Memorandum of Association included in our Charter, our object or purpose is to engage in any act or activity that is not prohibited under British Virgin Islands law.

Common Shares

We are authorized to issue a total of 200,000,000 common shares, $0.01 par value per share. As of March 15, 2021, we had 39,197,991 shares outstanding.

We have never had any class of stock outstanding other than our common shares, nor have we ever changed the voting rights with respect to our common shares.

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

Pursuant to our Charter and pursuant to the laws of the British Virgin Islands, our Board of Directors without shareholder approval, may amend our Memorandum and Articles of Association except:

•	to restrict the rights or powers of our shareholders to amend the Memorandum or the Articles;
•	to change the percentage of shareholders required to pass a resolution of shareholders to amend our Charter;
•	in circumstances where our Charter cannot be amended by the Shareholders; or
•	to authorize us to issue, or authorize the issuance of, bearer shares.

Rights of Shareholders

Under our Charter, holders of our shares:

•	are entitled to one vote for each whole share a holder owns on all matters to be voted upon by shareholders, including the election of directors;
•	do not have cumulative voting rights in the election of directors;
•	are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law; and
•	do not have preemptive rights to purchase any additional, unissued common shares.

Under our Charter or applicable British Virgin Islands law:

•	all of common shares are equal to each other with respect to voting and dividend rights; and
•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

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

Article 9 provides that if at any time there are different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation; and

Articles 18 to 20 provide that, we may by resolution of directors amend the Memorandum to increase or reduce the number of shares that we are authorized to issue; and we may amend our memorandum of association to our shares.

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

Anti-takeover provisions

The power of our Board of Directors to amend our Memorandum and Articles of Association includes the power to increase or reduce the total number of shares we are authorized to issue. In addition, our Board of Directors has the power to issue any share in our company with such preferred, deferred or other special rights or restrictions in regard to dividend, voting, return of capital or otherwise as our Board of Directors may from time to time determine without shareholder approval.  Our ability to amend our Memorandum and Articles of Association and to issue preferred shares without shareholder approval in this fashion could have the effect of delaying, deterring or preventing our change in control, including one involving a tender offer to purchase our common shares or to engage in a business combination at a premium over the then current market price of our shares.

Differences in Corporate Law

Set forth below is a summary of the significant differences between the provisions of the BVI Act, applicable to us and the laws applicable to companies incorporated in the State of Delaware and their stockholders.

Mergers, Consolidations and Similar Arrangements

The BVI Act provides for mergers as that expression is understood under US corporate law.  Under the BVI Act, two or more companies may either merge into one of such constituent companies, or the surviving company, or consolidate with both constituent companies ceasing to exist and forming a new company (the “consolidated company”).  The procedure for a merger or consolidation between our company and another company (which need not be a British Virgin Islands company) is set out in the BVI Act.  The directors of the British Virgin Islands company or companies which are to merge or consolidate must approve a written plan of merger or consolidation which must also be authorized by a resolution of the shareholders (and the outstanding shares of every class that are entitled to vote on the merger or consolidation as a class if the memorandum or articles of association so provide or if the plan of merger or consolidation contains any provisions that, if contained in a proposed amendment to the memorandum or articles, would entitle the class to vote on the proposed amendment as a class) of the British Virgin Islands company or companies which are to merge.  A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation.  The British Virgin Islands company or companies must then execute articles of merger or consolidation, containing certain prescribed details.  The plan and articles of merger or consolidation are then filed with the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”).  If the surviving company or the consolidated company is to be incorporated under the laws of a jurisdiction outside the British Virgin Islands, it shall file the additional instruments required under Section 174(2)(b) of the BVI Act.  The Registrar then (if he or she is satisfied that the requirements of the BVI Act have been complied with) registers the articles of merger or consolidation and, in the case of a merger, any amendment to the memorandum and articles of association of the surviving company or, in the case of a consolidation, the memorandum and articles of association of the consolidated company and issues a certificate of merger or consolidation (which is conclusive evidence of compliance with all requirements of the BVI Act in respect of the merger or consolidation).  The merger or consolidation is effective on the date that the articles of merger or consolidation are registered by the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation but if the surviving company or consolidated company is a company incorporated under the laws of a jurisdiction outside the British Virgin Islands, the merger or consolidation is effective as provided by the laws of that other jurisdiction.

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

Generally, any other claims against a company by its members must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as members as established by the company’s memorandum and articles of association.

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

As a matter of British Virgin Islands law, directors must not place themselves in a position in which there is a conflict between their duty to the company and their personal interests. This means that, strictly speaking, a director should not participate in a decision in circumstances where he has a potential conflict. That is, he should declare his interest and abstain. The BVI Act provides that a director “shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company, disclose the interest to the board of the company”. The failure of a director to so disclose an interest does not affect the validity of a transaction entered into by the director or the company, provided that the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). Typically, a company’s memorandum and articles of association will allow a director interested in a particular transaction to vote on it, attend meetings at which it is considered, and sign documents on behalf of the company which relate to the transaction.

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

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of investors on a board of directors since it permits the investor to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

British Virgin Islands law has no comparable statute. As a result, we are not afforded the same statutory protections in the British Virgin Islands as we would be offered by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the investors. See also “Shareholders’ Suits” above. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the company.

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

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a resolution of directors: (i) to restrict the rights or powers of the shareholders to amend the memorandum or articles; (ii) to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the memorandum or articles; (iii) in circumstances where the memorandum or articles cannot be amended by the shareholders; or (iv) to certain specified clauses of the articles of association

Transfer Agent

Computershare, 480 Washington Blvd. Jersey City, NJ 07310, U.S.A., serves as transfer agent and registrar for our shares in the United States.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business or those disclosed elsewhere in this Report.

D.	Exchange Controls

There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai’s securities or on the conduct of our operations in Hong Kong, Cayman Islands or the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. Payment of dividends by our subsidiaries in China to our subsidiaries outside of China and to us, as the ultimate parent, is subject to restrictions under PRC law and may only be paid out of distributable profits. See “Item 3. Key Information—D. Risk Factors—Risks Related to China—Changes in government control of currency conversion and in PRC foreign exchange regulations may adversely affect our business operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to China—Payment of dividends by our subsidiaries in the PRC to our subsidiaries outside of the PRC and to us, as the ultimate parent, is subject to restrictions under PRC law. If we determine to re-initiate our payment of dividends to our shareholders, the PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate our ability to pay any dividends at all.” With the exception of a requirement that 10% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.

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

Passive Foreign Investment Company Considerations

We will be classified as a passive foreign investment company (a “PFIC”), for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.  Passive income for this purpose generally includes dividends, interest, royalties, rent and capital gains.  However, rents and gains derived in the active conduct of a trade or business in certain circumstances are considered active income.  In applying these tests, we will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the equity interests.

We believe we were likely a PFIC for the taxable year ending December 31, 2018 and maybe certain other taxable years preceding such taxable year.  Based on, among other matters, the historic, current and anticipated composition of the income, our assets and operations, and our market capitalization, however, we do not believe we were a PFIC for the taxable year ending December 31, 2019, and we do not expect to be classified as a PFIC for the taxable year ending on December 31, 2020 or in the foreseeable future.  Whether we are classified as a PFIC is a factual determination that depends on, among other matters, the ownership and the composition of the income and assets, as well as the value of our assets (which may fluctuate with our market capitalization) and our subsidiaries from time to time.  Moreover, the application of the PFIC rules with respect to us is unclear in certain respects.  The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules.  For example, based on the current and anticipated structure and operations of our company and our subsidiaries, as well as rules contained in recently finalized U.S. Treasury Regulations, we intend to treat certain rents and gains from any real property that it holds directly or that is held directly by its subsidiaries as active income.  The application of the rules addressing active rental income to our facts is complex, however, and it is possible that final U.S. Treasury Regulations may adversely change these rules or the IRS may not agree with this conclusion.  As a result, there can be no assurance that we will not be classified as a PFIC for the taxable year ending December 31, 2020 or for any future taxable year.

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

If a non-U.S. corporation is a PFIC, a U.S. Holder of shares in that corporation may also avoid taxation under the excess distribution rules described above by making a “qualified electing fund” election (a “QEF election”).  However, a U.S. Holder may make a QEF election with respect to its common shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury Regulations.  There can be no assurance that we will provide the information necessary to permit a U.S. Holder to make or maintain or a valid QEF election with respect to its common shares.

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

As of December 31, 2020, we and our subsidiaries outside of China had RMB-denominated cash and cash equivalents of RMB187.0 million ($28.7 million). If the RMB had depreciated by 10% against the U.S. dollar and assuming we converted RMB187.0 million into U.S. dollars, our U.S. dollar cash balance for the RMB187.0 million would have decreased to $25.8 million.

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

Currencies included in Cash and Cash Equivalents, Short Term Investments and Restricted Cash

The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents, short term investments and restricted cash on our balance sheets as of December 31, 2019 and 2020:

	As of December 31
Currencies included in cash and cash equivalents, short term investments and long term investments	2019	2020
	(In thousands)
United States dollars	$2,755	$184,060
Chinese renminbi	129,135	28,686
Hong Kong dollars	494	449
Total $ equivalent	$132,384	$213,195

For more information on impact of foreign currency fluctuations, see “Item 5. Operating And Financial Review And Prospects—Impact of Foreign Currency Fluctuations.”

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and long term investment are subject to interest rate changes. Cash on hand of $2.1 million as of December 31, 2020 was invested in term deposits. As such, interest income will fluctuate with changes in interest rates. During 2020, we had $1.3 million in interest income.

The loans we obtained are at floating interest rates based on the relevant basic interest rates issued by the People’s Bank of China, which may change from time to time. We have not used any derivative financial instruments to manage the interest rate risk exposure. We may be exposed to significant risks due to changes in interest rates. If the interest rates increase, our future interest expense will increase accordingly.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Report.

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by the company in reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance to achieve the desired control objectives, and our management is required to evaluate and implement possible controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Securities Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the period covered by this Report based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this evaluation, our management, including our chief executive officer and chief financial officer, concluded that, as of the end of the period covered by this Report, our internal control over financial reporting was effective based on these criteria.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Moore Stephens CPA Limited, an independent registered public accounting firm. The related report to our shareholders and our Board of Directors appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Nam Tai Property Inc.

Opinion on Internal Control over Financial Reporting

We have audited Nam Tai Property Inc.’s (the Company’s) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated balance sheets as of December 31, 2019 and 2020, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). Our audits also included the financial statement schedules in Schedule 1. Our report dated April 13, 2021, expressed an unqualified opinion.

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

April 13, 2021

Changes in Internal Control Over Financial Reporting

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated whether there were any changes in our internal controls over financial reporting that occurred during the year ended December 31, 2020, the period covered by this Report, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Based on the evaluation we conducted, our management, with the participation of our chief executive officer and chief financial officer, has concluded that no such changes occurred during the period covered by this Report.

ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mark Waslen, a member of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mark Waslen satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of NYSE and Rule 10A-3 under the Securities Exchange Act of 1934.

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

Media and Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Moore Stephens CPA Limited (“Moore”), has served as our independent registered public accounting firm for the years ended December 31, 2019 and 2020, for which audited consolidated financial statements appeared in this Report. Each year, our audit committee selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. It is currently expected that our audit committee will select Moore as our independent registered public accounting firm for 2021 and that our Board of Directors will propose at the annual meeting of shareholders to be held in 2021 that Moore be ratified as our independent registered public accounting firm for 2021.

The following table presents the aggregate fees for professional services and other services rendered by Moore to us in 2019 and 2020.

	Year Ended December 31,
	2019	2020
	(’000)	(’000)
Audit Fees(1)	$153	$187
Tax Fees(2)	—	—
Total	$153	$187

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

Audit Committee Pre-approval Policies and Procedures

Our audit committee is responsible, among other matters, for the oversight of the independent registered public accounting firm subject to the relevant regulations of the SEC and NYSE. Our audit committee has adopted a policy (the “Policy”), regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm.

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

During 2019 and 2020, all of the total audit fees, audit-related fees, tax fees and all other fees were approved by our audit committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Nam Tai Property Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nam Tai Property Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2020, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). Our audits also included the financial statement schedules in Schedule 1. In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 13, 2021 expressed an unqualified opinion thereon.

Material Uncertainty relating to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Company had net current liabilities of $56 million as at December 31, 2020, and together with other conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of long-lived assets

Description of the Matter

The Company had real estate properties under development, real estate properties held for lease, right of use assets and property, plant and equipment totalling $319 million as of December 31, 2020. These long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying value of these long-lived assets may not be recoverable.  When such conditions exist, the Company performs a recoverability analysis to determine if the estimated undiscounted future cash flows of respective long-lived assets exceed the carrying value of these long-lived assets.  The determination of the recoverable amounts includes significant estimates which are highly sensitive and depend upon key assumptions including future occupancy rates, market rentals, future economic environment and timing of projected future cash flows. During 2020, no impairment loss has been recognized as a result of the impairment analysis conducted by management.

The principal considerations for our determination that performing procedures related to the long-lived assets is a critical audit matter are the significant estimates made by management in determining the recoverable amounts of the Company’s long-lived assets, which are highly sensitive. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, related to the future occupancy rates, market rentals, future economic environment and timing of projected future cash flows.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over management’s process for the determination of recoverable amounts of the Company’s long-lived assets, and the related assessment of the impairment of long-lived assets.  These procedures also included, among others, (i) testing management’s process for determining the recoverable amounts of the Company’s long-lived assets; (ii) evaluating the appropriateness of the methodology used in the impairment models; (iii) evaluating the significant assumptions used by management in determining future cash flows, including future occupancy rates, market rentals, future economic environment and timing of projected future cash flows. Evaluating the reasonableness of management’s assumptions involved (a) comparing significant assumptions (including management assessment of future occupancy rates and market rentals) to actual past performance, external data and benchmarks; and (b) performing sensitivity analysis of significant assumptions to evaluate the changes in the undiscounted cash flows of the related long-lived assets that would result from changes in the assumptions.

Going concern

Description of the Matter

As discussed in Note 2(b) to the consolidated financial statements, the Company had net current liabilities of $56 million as at December 31, 2020, and together with other conditions raise substantial doubt about its ability to continue as a going concern.  Management seeks to raise loans from financial institutions and potential funders by pledging the Company’s major projects with a fair value of approximately $745 million to satisfy the Company’s obligations as and when they become due for at least one year from the financial statements issuance date. However, the Company has not concluded that these plans alleviate the substantial doubt related to its ability to continue as a going concern.

We determined that Company’s ability to continue as a going concern is a critical matter due to the estimation and uncertainty regarding the Company’s available funding and the risk of bias in management’s judgement and assumptions in their determination.

How We Addressed the Matter in Our Audit

Our audit procedures relating to the Company’s assertion on its ability to continue as a going concern included the following, among others:  We inquired of Company management and reviewed Company records and documents to assess whether there are additional factors that contribute to the uncertainties disclosed.  We assessed whether the Company’s identification of conditions and events that indicate there could be substantial doubt about its ability to continue as a going concern for a reasonable period of time was appropriate and adequately disclosed.  We reviewed a cash flow projection prepared by management incorporating management’s plan and performed sensitivity analysis of significant assumptions to evaluate the changes in the cash flow projection that would result from changes in the assumptions.

/s/ Moore Stephens CPA Limited

Certified Public Accountants We have served as the Company’s auditor since 2009.

Hong Kong
April 13, 2021

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2018	2019	2020
Revenue	17	$493	$2,965	$71,206
Cost of revenue		(73)	(1,356)	(27,381)
Gross profit		420	1,609	43,825
Expenses
General and administrative expenses		(20,402)	(12,484)	(15,923)
Selling and marketing expenses		(813)	(6,460)	(6,998)
Total operating expenses		(21,215)	(18,944)	(22,921)
Net (loss) income from operations		(20,795)	(17,335)	20,904
Other (expense) income, net	13	(714)	(253)	42
Interest income		5,601	2,357	1,326
Loss on demolished building facilities		(4,074)	—	—
Gain on disposal of property		6,763	—	—
Write off of demolished building		(35)	—	—
(Loss) income before income tax		(13,254)	(15,231)	22,272
Income tax benefit (expense)	14	—	2,040	(6,579)
Consolidated net (loss) income		(13,254)	(13,191)	15,693
Foreign currency translation adjustment		(10,437)	(3,136)	13,597
Other comprehensive (loss) income		(10,437)	(3,136)	13,597
Consolidated comprehensive (loss) income		$(23,691)	$(16,327)	$29,290
Basic (loss) earnings per share	11	$(0.35)	$(0.34)	$0.40
Diluted (loss) earnings per share	11	$(0.35)	$(0.34)	$0.40

NAM TAI PROPERTY INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

			December 31,
	Notes		2019	2020
ASSETS
Current assets:
Cash and cash equivalents	2	(c)	$130,218	$60,980
Restricted cash	2	(c)	—	2,065
Short term investments	2	(d)	2,166	150,150
Rental deposits			—	156
Accounts receivable			1,032	3,965
Real estate properties under development, net	3		—	121,693
Real estate properties held for sales type lease			—	31,558
Prepaid expenses and other receivables			9,338	7,141
Total current assets			142,754	377,708
Rental deposits			243	287
Real estate properties under development, net	3		251,685	190,492
Property, plant and equipment, net	4		25,950	26,568
Real estate properties held for lease, net	5		—	92,207
Right of use assets	16		4,078	9,695
Deferred income tax assets	14		2,011	4,154
Prepaid expenses			3,598	—
Other assets			91	99
Total assets			$430,410	$701,210
LIABILITIES AND EQUITY
Current liabilities:
Short term bank loan	9		$1,410	$—
Current portion of long term bank loans	9		2,081	122,883
Accounts payable			36,676	61,559
Rental deposits from customers			343	1,498
Accrued expenses and other payables			5,699	30,136
Advance from customers	8		67,642	69,722
Amount due to a shareholder	19		—	146,869
Amount due to a related company	19		—	161
Current portion of lease liabilities	16		529	1,064
Total current liabilities			114,380	433,892
Long term bank loans	9		93,861	—
Long term rental deposits			178	300
Financial lease payable			13	19
Other payables			3,598	—
Deferred income tax liabilities	14		—	8,927
Noncurrent portion of lease liabilities	16		3,642	9,244
Total liabilities			215,672	452,382
Commitments and contingencies (Note 14)
Equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 38,631,991 and 39,197,991 shares as at December 31, 2019 and 2020, respectively)	10		386	392
Additional paid-in capital			260,295	265,084
Accumulated deficit			(26,520)	(10,822)
Accumulated other comprehensive loss			(19,423)	(5,826)
Total shareholders’ equity			214,738	248,828
Total liabilities and equity			$430,410	$701,210

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2018	37,551,191	$376	$249,856	$(24)	$(5,850)	$244,358
Shares issued on exercise of options	635,800	6	3,949	—	—	3,955
Stock-based compensation expenses	—	—	3,320	—	—	3,320
Net loss	—	—	—	(13,254)	—	(13,254)
Cash dividends declared ($0.28 per share)	—	—	—	—	—	—
Cash dividends paid	—	—	—	(51)	—	(51)
Foreign currency translation adjustments	—	—	—	—	(10,437)	(10,437)
Balance at December 31, 2018	38,186,991	$382	$257,125	$(13,329)	$(16,287)	$227,891
Shares issued on exercise of options	445,000	4	2,631	—	—	2,635
Stock-based compensation expenses	—	—	539	—	—	539
Net loss	—	—	—	(13,191)	—	(13,191)
Foreign currency translation adjustments	—	—	—	—	(3,136)	(3,136)
Balance at December 31, 2019	38,631,991	$386	$260,295	$(26,520)	$(19,423)	$214,738
Shares issued on exercise of options	566,000	6	3,787	—	—	3,793
Stock-based compensation expenses	—	—	1,002	—	—	1,002
Net income	—	—	—	15,693	—	15,693
Foreign currency translation adjustments	—	—	—	—	13,597	13,597
Others	—	—	—	5	—	5
Balance at December 31, 2020	39,197,991	$392	$265,084	$(10,822)	$(5,826)	$248,828

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2018	2019	2020
Cash flows from operating activities:
Consolidated net (loss) income	$(13,254)	$(13,191)	$15,693
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,801	1,509	2,349
Amortization of right-of-use asset	—	476	1,801
Gain on disposal of property, plant and equipment	(2,867)	(130)	—
Unrealized gain of marketable securities	(13)	—	—
Write off of demolished building	35	—	—
Share-based compensation expenses	2,925	539	809
Unrealized exchange (gain) loss	1,670	516	(85)
Deferred income tax benefit	—	(2,011)	6,784
Changes in current assets and liabilities:
Increase in accounts receivable	—	(806)	(2,933)
Increase in prepaid expenses and other receivables	(1,746)	(1,454)	2,197
Increase in rental deposits	(155)	(88)	(200)
Increase in real estate properties under development	(39,575)	(132,077)	(161,818)
Increase in accrued expenses and other payables	616	1,785	512
Increase (decrease) in accounts payable	—	—	2,261
Decrease in lease liabilities	—	(406)	(1,305)
Increase in advance from customers	255	67,387	2,080
Increase in long term rental deposits	—	192	1,277
Increase in amount due to a related company	—	—	161
Total adjustments	(35,054)	(64,568)	(146,110)
Net cash used in operating activities	$(48,308)	$(77,759)	$(130,417)
Cash flows from investing activities:
Purchase of property, plant and equipment	$(2,107)	(864)	(449)
Purchase of marketable securities	(7,580)	—	—
(Increase) decrease in deposits for real estate properties under development	37	—	—
Increase in deposits for purchase of property, plant and equipment	(82)	—	—
Proceeds from disposal of property, plant and equipment and other assets	9,791	181	—
Proceeds from disposal of demolished building	180	—	—
Proceeds from disposal of other noncurrent asset	46	—	—
Redemption of marketable securities	—	7,580	—
Increase in refundable bank deposit	(91)	—	—
Decrease (increase) in fixed deposits maturing over three months	(39,359)	39,322	2,166
Increase in short term investments	—	—	(150,150)
Net cash provided by (used in) investing activities	$(39,165)	$46,219	$(148,433)
Cash flows from financing activities:
Cash dividends paid	$(10,565)	$—	$—
Repayment of bank loans	—	(193)	(54,869)
Proceeds from bank loans	—	97,980	72,337
Debt issuance cost	—	(487)	—
Increase in finance lease payable	—	—	6
Proceeds from shares issued on exercise of options	3,954	2,635	3,793
Amounts due to a shareholder and an investor	—	—	170,690
Net cash (used in) provided by financing activities	$(6,611)	$99,935	$191,957
Net (decrease) increase in cash and cash equivalents and restricted cash	$(94,084)	$68,395	$(86,893)
Cash and cash equivalents and restricted cash at beginning of year	165,173	62,919	130,218
Effect of exchange rate changes on cash and cash equivalents	(8,170)	(1,096)	19,720
Cash and cash equivalents and restricted cash at end of year	$62,919	$130,218	$63,045
Supplemental schedule of cash flow information:
Cash paid for amounts included in the measurement of lease liabilities	$—	$(406)	$(1,305)
Non-cash investing activities:
Increase in construction in progress funded through accounts payable	$—	$1,279	$26,470
Interest paid	—	(67)	(321)
Share-based compensation expenses	2,925	539	809

NAM TAI PROPERTY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands and millions of U.S. dollars, except share and per share data)

1.	Company Information

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

(b)	Going Concern

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2020, net current liabilities of the Company amounted to $56 million. As of April 13, 2021, bank borrowings of approximately $123 million were at default and not repaid.

On October 5, 2020, the Company entered into a Securities Purchase Agreement (each, a “Purchase Agreement”) with each of Greater Sail Ltd., a wholly owned subsidiary of Kaisa Group Holdings Ltd. (“Greater Sail”) and West Ridge Investment Company Limited, an affiliate of a large-scale integrated financial group based in Hong Kong (“West Ridge”), pursuant to which the Company, in a private placement, issued and sold to Greater Sail and West Ridge 16,051,219 and 2,603,366 common shares of the Company, respectively, par value $0.01 per share, at a price of $ 9.15 per Share (the “Private Placement”). The Private Placement yielded net proceeds of approximately $171 million.

On October 13, 2020, IsZo Capital LLP (“IsZo”) commenced legal proceedings against the Company and other parties in the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court (the “Court”) claiming that the Private Placement was invalid and should be set aside. On March 3, 2021, the Court handed down a judgment holding that the Private Placement was void and should be set aside, and that the Company shall convene a Special Meeting (the “Special Meeting”) regarding the removal and election of directors on April 26, 2021. Following the judgement, $146.9 million (16,051,219 common share at price $9.15) becomes repayable on demand to Greater Sail, and $23.8 million (2,603,366 common shares at price $9.15) becomes repayable on demand to West Ridge.

Between March 4 and 15, 2021, the Company received demand letters from the Bank of China, Xiamen International Bank, Bank of Beijing and Industrial Bank demanding immediate repayment of outstanding loan principal, totaling to approximately $123 million, and interests, due to significant uncertainties on the Company’s ownership and governance.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. Besides continuing to negotiate with the banks, the Company is evaluating several measures of financing, such as external financings, acceleration of the leasing of Nam Tai Inno Park, and presale of Nam Tai Technology Center and Nam Tai •Longxi, failing which rights issue and project disposal will also be considered. Currently, the Company intends to raise loans from financial institutions and potential funders to maintain its normal operations. The Company's ability to continue as a going concern is primarily dependent on the Company’s ability to arrange adequate financing arrangements and generate cash flows from its operations, and the outcome of the Special Meeting. Any such measures are subject to compliance with the judgment and orders imposed by the Court.

Based on the valuation reports conducted by Savills and Jones Lang LaSalle, the major projects of the Company (exclude Nam Tai•Longxi), have a fair value of approximately $745 million in aggregate, which is more than 6 times of the total outstanding loans. The management considers that the cash needs can be satisfied if the Company can pledge current projects and seek new financings.

Currently, the upcoming Special Meeting and the significant uncertainties it may cause to the board of directors and management of the Company have restricted the ability of the management to secure financing. If cash resources are insufficient to satisfy the Company's on-going cash requirements, the Company will need to scale back or discontinue some or all of its operations. The financial statements included herein do not include any adjustments that might be necessary should the Group be unable to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that may result from this uncertainty.
(c)	Cash and cash equivalents and restricted cash

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition. As of December 31, 2020 and 2019, the Company had cash and cash equivalents of $61.0 million and $130.2 million, respectively.

Restricted cash consisted of a security cash deposit of $1.2 million due to a guarantee to the bank for the repayment of the loans of our long-term rental customers, which will be gradually released as the loans are repaid, and a security cash deposit of $0.9 million for our bank loan from Bank of China.
(d)	Short-term investments

All highly liquid investments with original maturities of greater than three months and less than 12 months are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. As of December 31, 2020, the Company had short-term investments of $150.2 million, which were from the proceeds of the Private Placement, investing into a Supply Chain Fund managed by Credit Suisse with underlying notes insured by insurance companies with a credit rating of at least A by Standard & Poor’s or A2 by Moody’s, which was terminated subsequently effective as of March 4, 2021 due to some of the fund’s assets being subject to considerable valuation uncertainty and reduced availability of insurance coverage for new investments. In January 2021, the Company has already redeemed and received from the Supply Chain Fund $15 million. The proceeds of compulsory redemption in March 2021 will be paid out by the Supply Chain Fund in several instalments as soon as practicable until the Company has received the total proceeds from the compulsory redemption in respect of the Supply Chain Fund. The Company received the first instalment of $42.6 million on March 8, 2021. As of December 31, 2019, the balance of short-term investments consisted of time deposits held in commercial banks of $2.2 million.
(e)	Accounts receivable

Accounts receivable include amounts from tenants for operating lease receivables, sales-type lease receivables, and accrued straight-line rental revenue. The allowance for doubtful accounts is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balance, and other factors that may affect the customers’ ability to pay. As of December 31, 2020 and 2019, the Company had accounts receivable of $4.0 million and $1.0 million and no allowance was established.
(f)	Real estate properties under development, net

Real estate properties under development, net are stated at the lower of carrying amounts or fair value less selling costs.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs and engineering costs, are capitalized and allocated to developments projects. Costs are allocated to specific units within a project based on the ratio of sales area of units to the estimated total sales area.

In accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 360, “Property, Plant and Equipment” (“ASC 360”), real estate properties under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable. An asset is not recoverable if the carrying amount exceeds the expected future cash flows to be derived from the asset on an undiscounted basis. The impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

The Company determines estimated fair value primarily by discounting the estimated future cash flow relating to the asset. The factor that the Company uses includes the expected pace at which the planned number of units will be sold or leased out based on market conditions and the expected costs to be incurred in the future.

All land in PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, the Company’s land purchased in Shenzhen PRC is considered to be leasehold land and is classified as real estate properties under development, net in the consolidated balance sheet.

Our classification of real estate properties under development in current assets represents Longxi project expected to be developed into a residential community for sales purpose, and those in non-current assets represent the projects to be developed into technology parks held for lease purpose.
(g)	Real estate properties held for sales type lease

Real estate properties held for sales type lease are stated at the lower of carrying amounts or fair value less selling costs. During the year, the Company transferred Towers 8 to 10 of Nam Tai Inno Park, which amounted to $53.7 million, from real estate properties under development into real estate properties held for sales type lease and recognized the cost of Towers 8 to 10 of $21.8 million. In addition, the Company recognized the cost of Tower 2 of $1.9 million.

The Company determines estimated fair value primarily by discounting the estimated future cash flow relating to the asset. The factor that the Company uses includes the expected pace at which the planned number of units will be leased out based on market conditions and the expected costs to be incurred in the future.

(h)	Property, plant and equipment, net

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

The Company computed depreciation expenses using the straight-line method over the following estimated useful lives:

Classification	Years
Land use right	50 years
Buildings	20 years – 50 years
Machinery and equipment	4 years
Leasehold improvements	shorter of lease term or 4 years
Furniture and fixtures	4 years
Motor vehicle	4 years

(i)	Real estate properties held for lease

Real estate properties held for lease are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the real estate properties are approximately 37 years.

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and improvements to the real estate properties held for lease type lease are capitalized.

In accordance with ASC 360, real estate properties held for lease are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

For the years ended December 31, 2019 and 2020, we did not recognize any impairment for real estate properties held for lease.

The Company determines estimated fair value primarily by discounting the estimated future cash flow relating to the asset. The factor that the Company uses includes the expected pace at which the planned number of units will be leased out based on market conditions and the expected costs to be incurred in the future.

(j)	Impairment or disposal of long-lived assets

Long-lived assets other than goodwill are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

In 2018, the Company assessed the impairment of its long-lived assets used in Wuxi by comparing the undiscounted cash flows with the carrying amounts of the assets. The results indicated the undiscounted cash flows exceeded the carrying amounts of the Company’s long-lived assets on December 31, 2018 and no impairment loss was recognized in 2018.

In 2018, the Company assessed the impairment of its long-lived assets used in Shenzhen by comparing external appraisals obtained from independent valuation firms with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets on December 31, 2018 were less than external appraisals obtained from independent valuation firms and no impairment loss was recognized in 2018.

In 2019, the Company assessed the impairment of its long-lived assets used in Shenzhen, Dongguan, and Wuxi by comparing undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets on December 31, 2019 were less than undiscounted cash flows and no impairment loss was recognized in 2019.

In 2020, the Company assessed the impairment of its long-lived assets used in Shenzhen, Dongguan, Shanghai and Wuxi by comparing undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets on December 31, 2020 were less than undiscounted cash flows and no impairment loss was recognized in 2020.
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
(l)	Revenue recognition

The Company mainly generates revenue by operating the technology parks and providing property management services.

For sales-type lease income

The lease is classified as sales-type lease income when it meets one of the criteria under FASB ASC 842 “Leases” below:

-	the lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
-	the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;
-	the lease term is for the major part of the remaining economic life of the underlying asset; or
-	the present value at the beginning of the lease term of the minimum lease payments equals or exceeds substantially all of the fair value of the underlying asset.

The Company considers 75% to be the major part and over 90% to constitute substantially all of the value.

If the lease component is determined to be sales-type lease, the net investment in the lease will be recorded, which is equal to the sum of the lease receivable and the unguaranteed residual asset, discounted at the rate implicit in the lease. Any difference between the fair value of the asset and the net investment in the lease is considered selling profit or loss and is recognized upon commencement of the lease. Lease revenue recognition commences when the collectability is probable.

For operating lease income

Lease income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee’s obligation to pay rent.

For property service income

According to ASC 606 “Revenue form Contracts with Customers”, the realization of property service revenue can be recognized as the performance obligation is satisfied over time as services are rendered.

(m)	Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see Note 12) are charged to the consolidated statement of comprehensive income as incurred.

(n)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. For the year ended December 31, 2020, the Company recorded advertising and promotion expenses of $3.7 million (2019: $3.9 million; 2018: $0.3 million).
(o)	Income taxes

Deferred income taxes are recorded for temporary differences between the tax bases of assets and liabilities and their reported amounts on the consolidated financial statements. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740 “Income Taxes” clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties from tax assessments, if any, are included in income taxes in the consolidated statement of comprehensive income.
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

The financial statements of all subsidiaries are translated in accordance with ASC 830 “Foreign Currency Matters”.

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

(q)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings (loss) per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.
(r)	Stock options

The Company has two stock-based employee compensation plans, as more fully described in Note 10(b). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models. If the award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

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

(t)	Comprehensive income (loss)

Accumulated other comprehensive income (loss) represents principally foreign currency translation adjustments and is included in the consolidated statement of changes in shareholders’ equity.

(u)	Fair value measurements

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

During the year ended December 31, 2020, the Company invested $150.2 million into a Supply Chain Fund managed by Credit Suisse (Note 2(d)).

At the end of the accounting period, the fair value of the following assets was as follow:

At December 31,	2019				2020
	(’000)				(’000)
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Short term investments	—	—	—	—	150,150	—	—	150,150

The fair value of the investments is determined based on quoted price in active markets.
(v)	Leases

According to ASC 842 “Lease”, lessees are required to record a right of use asset and lease liabilities for all leases other than those have a lease term of 12 months or less, or the amount is under the reasonable capitalization threshold established by the Company. At the lease commencement date, a lessee should measure and record the lease liability equal to the present value of scheduled lease payments discounted using the rate implicit in the lease or the leasee’s incremental borrowing rate, and the right of use asset is calculated on the basis of the initial measurement of the lease liability, plus any lease payments at or before the commencement date and direct costs, minus any incentives received. Over the lease term, a lessee must amortize the right of use asset and record the interest expense on the lease liability. The recognition and classification of lease expenses depend on the classification of the lease as either operating or finance.

When the Company is the lessor, minimum contractual rental from leases is recognized on a straight-line basis over the non-cancelable term of the lease. With respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue commences when the customer assumes control of the leased premises. Accrued straight-line rents receivable represent the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements. If later, the billing amount exceeds the straight-line rental revenue, the variance will be credited to accrued straight-line rents receivable. Contingent rental revenue is accrued when the contingency is removed.

When the Company is the lessor under sales-type lease, the leased asset should be derecognized and recorded at the net investment in the lease at lease commencement which consists of the lease receivable and the unguaranteed residual asset.
(w)	Concentration of risk

The Company’s potential significant concentration of credit risk primarily consists of cash and cash equivalents, short term investments and accounts receivable. As of December 31, 2020, the Company has $29.7 million in cash and cash equivalents which are held by financial institutions in the PRC. PRC state-owned banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents and short term investments held at the PRC state-owned banks. Based on the order of the State Council of the PRC (No.660): Deposit Insurance Regulation effective on May 1, 2015, the maximum amount of coverage is $76,787 (RMB 0.5 million) for deposits and foreign currency deposits in the same financial institutions. In the event of bankruptcy of one of the financial institutions in which the Company has deposits, deposits in excess of $76,787 (RMB 0.5 million) shall be compensated from liquidation of the financial institution. As of December 31, 2020, total of $2.0 million was covered by the Deposit Insurance Regulation. As of December 31, 2020, one customer accounted for 53% of total accounts receivable. As of December 31, 2019, we did not have a significant exposure to any individual debtor whose accounts receivable balances amounted to more than 10% of total accounts receivable.

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
(x)	Recent changes in accounting standards

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The adoption did not have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)-Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes with measures, among others, including: (1) removing the exception to incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items; and (2) specifying that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. This Update will be effective for public business entities that are US SEC filers for fiscal years beginning after December 15, 2020 with early adoption permitted. Adoption of the standard requires changes to be made prospectively. The adoption of this standard is not expected to have an impact on our financial condition and results of operations in 2021.

In January 2020, the FASB issued ASU No. 2020-01, Investments - Equity Securities, Investments - Equity Method and Joint Ventures, and Derivatives and Hedging - Clarifying the Interactions Between Topic 321, Topic 323, and Topic 815. This new standard is intended to clarify the interactions between ASC 321, ASC 323 and ASC 815. The new standard addresses accounting for the transition into and out of the equity method and measurement of certain purchased options and forward contracts to acquire investments. The standard is effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted. Adoption of the standard requires changes to be made prospectively. The adoption of this standard is not expected to have an impact on our financial condition and results of operations.

In March 2020, the FASB issued No. ASU 2020-04, Reference Rate Reform, Facilitation of the Effects of Reference Rate Reform on Financial Reporting. It provides optional guidance for a limited time to ease the potential burden in accounting for the effects of reference rate reform, including optional expedients and exceptions for the accounting implications of contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. This new standard only applies to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. The expedients and exceptions provided by the standard do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. This new standard is not expected to have an impact on our financial condition and results of operations.

In April 2020, the FASB issued a Staff Q&A related to the application of the lease guidance in ASC 842 for the accounting impact of lease concessions related to the COVID-19 pandemic. The FASB staff believes that it would be acceptable for entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under ASC 842 as though enforceable rights and obligations for those concessions existed. As a result of this election, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance in ASC 842, as long as the concessions do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. To date, the impact of lease concessions granted has not had a material effect on the Company’s consolidated financial statements. The Company has adopted a policy to not account for concessions as lease modifications to the extent that the concessions are granted as payment deferrals and total payments remain substantially the same during the lease term.

Other new pronouncements issued but not effective until after December 31, 2020 are not expected to have a material impact on our financial position, results of operations or liquidity.

3.	Real Estate Properties under Development, Net

The following summarizes the components of current portion of real estate properties under development as at December 31, 2019 and 2020:

At December 31,	2019	2020
	(’000)	(’000)
Construction in progress	—	9,636
Land use right	—	112,057
Net book value	$—	$121,693

The following summarizes the components of non-current portion of real estate properties under development at December 31, 2019 and 2020:

At December 31,	2019	2020
	(’000)	(’000)
Building at cost	$27,732	$31,678
Less: accumulated depreciation	(15,007)	(16,065)
	12,725	15,613
Construction in progress	156,221	92,533
Land use right	82,739	82,346
Net book value	$251,685	$190,492

Real estate properties under development of $147.5 million (2019: $81.7 million) have been pledged to banks to obtain loan facilities (See Note 9).

Included in construction in progress were capitalized debt issuance costs and interest for bank loans amounting to $1,754 (2019: $1,473) and $10,866 (2019: $707), respectively.

The Company leased its buildings to third parties with the carrying amount as shown below:

At December 31,	2019	2020
	(’000)	(’000)
Buildings at cost	$27,732	$31,678
Less: accumulated depreciation	(15,007)	(16,065)
Buildings, net	$12,725	$15,613

In 2020, a total of $53.7 million was transferred to real estate properties held for sales type lease from real estate properties under development, and by the end of 2020, a total of $23.7 million was recognized as cost of sales due to the delivery of Towers 2, 8 and 9 of Nam Tai Inno Park. Real estate properties held for sales type lease of $29.4 million (2019: Nil) have been pledged to banks to obtain loan facilities (See Note 9).

In 2020, a total of $92.8 million (see Note 5) was transferred to real estate properties held for lease from real estate properties under development.

4.	Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

At December 31,	2019	2020
	(’000)	(’000)
At cost:
Land	$339	$363
Buildings	24,978	26,740
Machinery and equipment	395	643
Leasehold improvements	5,944	6,456
Furniture and fixtures	245	272
Motor vehicles	274	278
Total	32,175	34,752
Less: accumulated depreciation	(6,247)	(8,335)
Construction in process	22	151
Net book value	$25,950	$26,568

Depreciation expenses were $3.8 million, $1.2 million and $1.6 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Buildings of $12.8 million (2019: $12.8 million) have been pledged to banks to obtain loan facilities as of December 31, 2020 (See Note 9).

In October 2018, the Company signed a rental agreement to lease the former site of Wuxi factories to a third party. The term of the lease is 12 years, with 10 months of rent-free incentive from the date the property is handed over. The property was handed over to the tenant in February 2019.

5.	Real Estate Properties Held for Lease, Net

The following summarizes the components of real estate properties held for lease as at December 31, 2019 and 2020:

At December 31,	2019	2020
	(’000)	(’000)
Building at cost	$—	$92,838
Less: accumulated depreciation	—	(631)
Net book value	$—	$92,207

Depreciation expenses were $0.6 million for the year ended December 31, 2020.

Real estate properties held for lease of $88.1 million (2019: Nil) have been pledged to banks to obtain loan facilities (See Note 9).

6.	Investments in Subsidiaries

	Place of	Principal	Percentage of Ownership as at December 31,
Subsidiaries	Incorporation	activities	2019	2020
Consolidated subsidiaries:
Nam Tai Group Limited (“NTG”) (1)	Cayman Islands	Investment holding	100%	100%
Nam Tai Holdings Limited (“NTHL”)	BVI	Investment holding	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”) (2)	Hong Kong	In liquidation	—	—
Inno Consultant Company Limited (“ICCL”) (3)	Hong Kong	Management consultant	100%	100%
Nam Tai Investment (Shenzhen) Co., Ltd. (“NTISZ”)	PRC	Investment holding and development	100%	100%
Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”)	PRC	Technology Park development and management	100%	100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”)	PRC	Property lease	100%	100%
Nam Tai (Shenzhen) Technology Park Operations Management Co., Ltd. (“NTTP”) (4)	PRC	Operations management	100%	100%
Triumph Commitment Group Limited (“TCOG”) (5)	BVI	Investment holding	100%	100%
Treasure Champion Group Limited (“TCHG”) (6)	BVI	Investment holding	100%	100%
Shanghai Nam Tai Business Incubator Co., Ltd. (“SHCY”) (7)	PRC	Business and consultant services	100%	100%
Triumph Commitment (Hong Kong) Limited (“TCHK”) (8)	Hong Kong	Investment holding	100%	100%
Wider Trade (Hong Kong) Limited (“WTHK”) (9)	Hong Kong	Investment holding	100%	100%
Shenzhen Kaicheng Architecture and Decoration Co., Ltd. (“SZKC”) (10)	PRC	Property decoration services	100%	100%
Shenzhen Yuanmao Materials Co., Ltd. (“SZYM”) (11)	PRC	Sales of construction materials	100%	100%
Nam Tai (Shenzhen) Consulting Co., Ltd. (“NTZX”) (12)	PRC	Business and management services	100%	100%
Dongguan Nam Tai Real Estate Development Co., Ltd. (“NTDG”) (13)	PRC	Real estate development	—	100%
Sun Team Global Limited (“STGL”) (14)	BVI	Investment holding	—	100%
Sun Team Global (Hong Kong) Limited (“STHK”) (15)	Hong Kong	Investment holding	—	100%
Fine Shine Limited (“FSL”) (16)	BVI	Investment holding	—	100%
Fine Shine (Hong Kong) Limited (“FSHK”) (17)	Hong Kong	Investment holding	—	100%
Shenzhen Nam Tai Big Data Innovation Technology Co., Ltd(“SNTBDIT”) (18)	PRC	Investment holding	—	100%
Shenzhen Nam Tai Technology Innovation Co., Ltd(“SNTT”) (19)	PRC	Investment holding	—	100%
Shenzhen Nam Tai Artificial Intelligence Innovation Technology Co., Ltd(“SNTAIIT”) (20)	PRC	Investment holding	—	100%
Shenzhen Nam Tai Health Technology Co., Ltd(“SNTHT”) (21)	PRC	Investment holding	—	100%

Notes:

(1)	The company was formerly named Nam Tai Electronic & Electrical Products Limited and changed its name to Nam Tai Group Limited in January 2020.
(2)	NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC have been taken over by the Joint and Several Receivers in January 2013.
(3)	ICCL was incorporated by NTISZ in 2017.
(4)	NTTP was incorporated by NTISZ in 2018.
(5)	TCOG was incorporated by NTG in 2019.
(6)	TCHG was incorporated by NTG in 2019.
(7)	SHCY was incorporated by NTISZ in 2019.
(8)	TCHK was incorporated by TCOG in 2019
(9)	WTHK was incorporated by TCOG in 2019
(10)	SZKC was incorporated by TCHK in 2019.
(11)	SZYM was incorporated by WTHK in 2019.
(12)	NTZX was incorporated by TCHG in 2019.
(13)	NTDG was incorporated by NTZX in 2020.
(14)	STGL was incorporated by NTG in 2020.
(15)	FSL was incorporated by NTG in 2020.
(16)	STHK was incorporated by STGL in 2020.
(17)	FSHK was incorporated by FSL in 2020.
(18)	SNTBDIT was incorporated by FSL in 2020.
(19)	SNTT was incorporated by FSL in 2020.
(20)	SNTAIIT was incorporated by FSL in 2020.
(21)	SNTHT was incorporated by FSL in 2020.

7.	Retained Earnings and Reserves

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

In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries is also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $376.5 million and $399.3 million as of December 31, 2019 and 2020, respectively.

8.	Advance from Customers

As of December 31, 2020, advance from customers consisted of prepaid rent received from tenants of $69,508 thousand from Nam Tai Inno Park and $214 thousand from the existing factory building located on the site of Nam Tai Inno Valley, Tang Xi, Shanghai, and Wuxi. For 2019, advance from customers was related to the prepaid rent received from tenants of $67,488 thousand from Nam Tai Inno Park and $154 thousand from the existing factory building located on the site of Nam Tai Inno Valley and Wuxi.

9.	Bank Loans and Banking Facilities

Bank loans consisted of the following:

At December 31,	2019	2020
	(’000)	(’000)
Short-term bank loans	$1,433	$—
Debt issuance cost	(23)	—
Total short-term debt	1,410	—

Long-term bank loans	$96,354	$123,159
Debt issuance cost	(412)	(276)
Total debt	95,942	122,883
Less: current maturities	(2,081)	(122,883)
Total long-term debt	$93,861	$—

Future maturities of long-term bank loan are as follows:

At December 31,	2020
(’000)
2021	$123,159
Total	$123,159

The details of bank loans during the year ended December 31, 2020 are as follows:

	(’000)	Repayment Frequency
Loan from Bank of Beijing(1) Due August 14, 2022, at 6.46% per annum	$7,017	Quarterly
Loan from Bank of China(2) Due November 7, 2028, at 6.072% per annum	95,559	Semi-annually
Loan from Xiamen International Bank(6) Due January 6, 2022, at 7.40% per annum	16,365	Semi-annually
Loan from Industrial Bank(5) Due October 20, 2022, at 6.175% per annum	4,218	Quarterly
Total	$123,159

As of December 31, 2020, $72.33 million in bank loans have been obtained. The principal of the loan repaid during the year was $54.87 million.

Notes:

(1)

In August 2019, NTISZ obtained a bank loan of $7.16 million from Bank of Beijing (credit line of $7.16 million). It is guaranteed by a state-owned third-party guarantee company, mortgaged by the property of Qianhai office, and cross guaranteed by several subsidiaries of the Company. The loan is used for the construction of Nam Tai Technology Center. The financing cost was $0.29 million, and the principal of $0.50 million has been repaid during 2020.

(2)

In September 2019, Zastron Shenzhen signed a loan contract with Bank of China with a credit line of $143 million, with the land mortgage of Nam Tai Inno Park, the equity pledge of the Company and the guarantee provided by NTISZ. During 2020, the Company has withdrawn $39.56 million for the construction of Nam Tai Inno Park and repaid $23.15 million.

(3)

In October 2019, NTISZ has signed a credit contract with Baoan Branch of Shenzhen Rural Commercial Bank (“Shenzhen Rural Commercial Bank”) with a credit line of $143 million for the construction of Nam Tai Technology Center. The loan is guaranteed by the land mortgage of Nam Tai Technology Center, and the equity pledge of NTISZ. Zastron Shenzhen provides a liability guarantee. During 2020, the Company has withdrawn $16.82 million from Shenzhen Rural Commercial Bank, and total balance of $29.0 million was fully repaid.

(4)

In October 2019, NTISZ obtained a short-term bank loan of $1.43 million (credit line of $1.43 million) from China Everbright Bank for the construction of Nam Tai Technology Center. The loan is guaranteed by a state-owned third-party guarantee company, mortgaged by the property of Qianhai office, and cross guaranteed by several subsidiaries of the Company, with a financing cost of $0.03 million. During 2020, the Company has fully repaid $1.45 million from Shenzhen Rural Commercial Bank.

(5)

In October 2019, NTTP obtained a bank loan of $4.3 million (line of credit of $4.3 million) from Industrial Bank for general operation fund of Nam Tai Inno Valley. The loan is guaranteed by a state-owned third-party guarantee company, mortgaged by the property of Qianhai office, and cross guaranteed by several subsidiaries of the Company. The financing cost was $0.17 million. By the end of 2020, the principal has been repaid by $0.29 million.

(6)

In February 2020, Zastron Shenzhen obtained a bank loan of $15.95 million from Xiamen International Bank with a credit line of $15.95 million. The loan is mortgaged by the property of Nam Tai Inno Valley. During 2020, the Company has withdrawn $15.95 million from Xiamen International Bank and repaid $0.48 million.

(7)

On December 31, 2020, a total of $277.8 million (2019: $81.7 million) of real estate properties under development, buildings, real estate held for sales type lease buildings and real estate properties held for lease buildings have been pledged to banks to obtain loan facilities.

(8)

Certain of our loan agreements contain cross-default clauses. If any cross default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and to enforce all or any of the security for such loans.

(9)

In March 2021, the Company received demand letters from Bank of China, Bank of Beijing, Industrial Bank, and Xiamen International Bank (the “Lending Banks”), regarding payment in full of amounts due under the respective loan agreements with each bank. Following the issuance of demand letters, the Lending Banks have restricted the remittance from the bank accounts of the subsidiaries of the Company in China. The Company is negotiating with the Lending Banks. For details, please see Note 20 (3) to (5). As the events of default existed as of December 31, 2020, all borrowings have been classified as current liabilities as at December 31, 2020.

10.	Equities
(a)

The Company has only one class of common shares authorized, issued and outstanding. On October 5, 2020, the Company entered into a Purchase Agreement with each of Greater Sail and West Ridge. The Company issued and sold to Greater Sail and West Ridge 16,051,219 and 2,603,366 common shares of the Company, respectively, par value $0.01 per share, at a price of $ 9.15 per Share. On October 13, 2020, IsZo commenced legal proceedings against the Company and other parties in the Court claiming that the Private Placement was invalid and should be set aside. On March 3, 2021, the Court handed down a judgment holding that the Private Placement previously announced by the Company on October 5, 2020 was void.

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

In January 2020, 475,000 share options were granted to 17 employees of the Company under the 2016 stock option plan and vested in five equal portions at January 2020, 2021, 2022, 2023 and 2024, respectively. On the same day, 1,350,000 share options were granted to 3 employees of the Company under the 2017 stock option plan and vested in five equal portions at January 2020, 2021, 2022, 2023 and 2024, respectively.

Share based compensation costs for the grants of share option to the employees of $2,925 thousand, $539 thousand and $809 thousand were recorded as an expense during the years ended December 31, 2018, 2019 and 2020, respectively and $395 thousand, $NIL and $193 thousand were capitalized as real estate properties under development during the years ended December 31, 2018, 2019 and 2020, respectively.

A summary of stock option activity during the three years in the period ended December 31, 2020 is as follows:

	Number of options	Weighted average exercise price	Weighted average fair value per option
Outstanding and exercisable at January 1, 2018	2,232,400	$7.52	$1.40
Granted	1,590,000	$13.02	$2.01
Exercised	(635,800)	$6.22	$1.11
Expired	(1,079,600)	$13.25	$1.64
Outstanding and exercisable at December 31, 2018	2,107,000	$9.13	$1.82
Granted	120,000	$9.57	$0.82
Exercised	(578,000)	$6.29	$1.58
Expired	(723,000)	$12.94	$1.95
Outstanding and exercisable at December 31, 2019	926,000	$7.98	$1.72
Granted	1,825,000	$9.41	$1.98
Exercised	(433,000)	$6.46	$1.88
Expired	(1,689,000)	$9.41	$1.77
Outstanding and exercisable at December 31, 2020	629,000	$9.35	$2.22

Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the fiscal period in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

Details of the options outstanding and exercisable as of December 31, 2020 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period	Weighted remaining contractual life in months
In 2017
15,000	vest in January 2021	$7.10	January 1, 2021 to December 31, 2021	12.0
In 2020
153,500	vest in January 2021	$9.41	January 1, 2021 to December 31, 2021	12.0
153,500	vest in January 2022	$9.41	January 1, 2022 to December 31, 2022	24.0
153,000	vest in January 2023	$9.41	January 1, 2023 to December 31, 2023	36.0
153,000	vest in January 2024	$9.41	January 1, 2024 to December 31, 2024	48.0

There was approximately $ 0.5 million, $0.01 million and $0.7 million of unrecognized compensation expense related to non-vested stock options granted under the Company’s option plans at December 31, 2018, 2019 and 2020, respectively. The total amount of recognized compensation costs in 2018, 2019 and 2020 were $3.3 million, $0.5 million and $1.0 million, respectively.

A total of 629,000 stock options are exercisable as of December 31, 2020.

The total fair value of shares vested during fiscal years ended December 31, 2018, 2019 and 2020 were $1.8 million, $2.2 million and $1.7 million, respectively.

The weighted average remaining contractual lives of the stock options outstanding at December 31, 2018, 2019 and 2020 were approximately 17, 12 and 30 months, respectively. The weighted average fair values of options granted during 2018, 2019 and 2020 were $2.01, $0.82 and $1.98, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2018	2019	2020
Risk-free interest rate	1.80% to 2.78%	1.71% to 2.10%	1.52% to 1.57%
Expected life	0.42 years to 2.58 years	0.52 years to 1.52 years	0.94 years to 4.95 years
Expected volatility	20.53% to 35.40%	23.14% to 25.46%	25.11% to 33.28%
Expected dividend yield	2.11% to 2.65%	2.93%	0.00%

(c)	Share Buy Back

As of December 31, 2018, 2019 and 2020, there are no additional common shares repurchased by the Company under this program.

The share repurchase program was conducted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934.

11.	Earnings (Loss) per Share

The calculations of basic earnings (loss) per share and diluted earnings (loss) per share are as follows:

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
	(’000)
Year ended December 31, 2018
Basic loss per share	$(13,254)	37,826,398	$(0.35)
Effect of dilutive securities — Stock options		—
Diluted loss per share	$(13,254)	37,826,398	$(0.35)

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
	(’000)
Year ended December 31, 2019
Basic loss per share	$(13,191)	38,330,742	$(0.34)
Effect of dilutive securities — Stock options		—
Diluted loss per share	$(13,191)	38,330,742	$(0.34)

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
	(’000)
Year ended December 31, 2020
Basic earnings per share	$15,693	39,012,137	$0.40
Effect of dilutive securities — Stock options		33,027
Diluted earnings per share	$15,693	39,045,164	$0.40

12.	Staff Retirement Plans

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

According to the applicable laws and regulations in the PRC, the Company is required to contribute 13%-16% of the stipulated salary set by the local governments of Shenzhen, Dongguan, Wuxi and Shanghai. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in Hong Kong and the PRC amounted to $0.3 million, $0.4 million and $0.04 million for the years ended December 31, 2018, 2019 and 2020, respectively.

13.	Other Income (Expenses), Net

Year ended December 31,	2018	2019	2020
	(’000)	(’000)	(’000)
Foreign exchange gain (loss), net	$(1,297)	$(516)	$(85)
Gain on disposal of idle property, plant and equipment	—	130	—
Fair value gain on short term investments	—	—	158
Interest expense	—	(67)	(321)
Others	583	200	290
	$(714)	$(253)	$42

14.	Income Taxes

The components of (loss) income before income tax are as follows:

Year ended December 31,	2018	2019	2020
	(’000)	(’000)	(’000)
PRC, excluding Hong Kong	$(10,590)	$(10,404)	$31,640
Hong Kong and other jurisdictions	(2,664)	(4,827)	(9,368)
	$(13,254)	$(15,231)	$22,272

The Company’s income is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below. Under the current BVI law, NTHL is not subject to profits tax in the BVI. However, it may be subject to Hong Kong income taxes as described below if it has income earned in or derived from Hong Kong.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2018, 2019 and 2020 to the estimated income earned in or derived from Hong Kong during the respective years, if applicable.

The provision for current income taxes of the subsidiaries operating in PRC has been calculated by applying the rate of taxation of 25% for the years ended December 31, 2018, 2019 and 2020.

The Company, which has subsidiaries that are tax residents in the PRC, is subject to the PRC dividend withholding tax of 10%, when and if undistributed earnings are declared to be paid as dividends to the extent those dividends are paid out of profits that arose on or after January 1, 2008. For the years ended December 31, 2018, 2019 and 2020, there was no income tax expense for the dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries. Since the company is still in the stage of vigorous development, the profitability has not been significantly improved, management decided to retain the undistributed earnings in the PRC.

Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The New Law includes a provision specifying that legal entities organized outside of the PRC will be considered as resident enterprises for PRC enterprises income tax purpose if their active management is located in the PRC. The Implementation Rules to the New Law provide that non-resident legal entities will be considered PRC resident enterprises if substantial and overall management control over the manufacture, operations, personnel, accounting, properties, etc. occurs within the PRC.

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based on the available tax laws, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions. However, during the years ended December 31, 2018, 2019 and 2020, there were no interest and penalties related to uncertain tax positions and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2018 to 2020 may be subject to examination by the PRC and Hong Kong tax authorities.

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

NTT

The HKIRD issued assessments and writs against NTT for matters related to intra-group service fees in taxable years 2002/2003. During the years 2009 and 2011, two judgments were entered against NTT, a dormant subsidiary. The total tax claims against NTT are $0.4 million plus interest. On December 16, 2020 and March 30, 2021, the HKIRD issued demand letters to NTT requesting to settle the previous unpaid tax. NTT has not taken any action since receiving the letter.

NTT had a net deficit position as of December 31, 2020 and the Company has no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the Company’s consolidated financial statements as of December 31, 2020.

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

In November 2018, January 2019, and November 2020, NTGM received demands for payment from HKIRD and notices to initiate wind-up procedures, respectively, if payment were not received by HKIRD within 14 days. Currently, we are not aware of any winding up proceeding filed by the HKIRD.

NTGM has a net deficit position as of December 31, 2020 and we have no funding obligation towards NTGM. As a result, the claims from the HKIRD demand letters have no impact on the Company and the amount claimed by HKIRD on NTGM was not recorded as a liability in our consolidated financial statements as of December 31, 2020.

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

The HKIRD filed an appeal on December 21, 2018. The hearing of appeal was held in October 2019. The Hong Kong Court of Appeal has not handed down its reason for adjustment, but it is found in favor of two former directors at the end of hearing. We estimate that the written judgment will be handed down in 2021s.

The income tax benefit/(expense) for the years ended December 31, 2018, 2019 and 2020 comprise the following:

December 31,	2018	2019	2020
	(’000)	(’000)	(’000)
Deferred income tax benefit (expense)	$—	$2,040	$(6,522)
Current tax expense	—	—	(57)
Total	$—	$2,040	$(6,579)

The Company’s deferred tax assets as of December 31, 2019 and 2020 are attributable to the following:

December 31,	2019	2020
	(’000)	(’000)
Operating losses	$10,490	$10,583
Property, plant and equipment	(42)	21
Total deferred tax assets	10,448	10,604
Less: valuation allowance	(8,437)	(6,450)
Net deferred tax assets	$2,011	$4,154

Movement of valuation allowance:

December 31,	2018	2019	2020
	(’000)	(’000)	(’000)
At beginning of the year	$7,058	$9,307	$8,437
Current year addition (deduction)	2,249	(870)	(209)
Expired tax loss	—	—	(1,778)
At end of the year	$9,307	$8,437	$6,450

The valuation allowance as of December 31, 2019 and 2020 was related to deferred tax assets generated by net operating losses carried forward and property, plant and equipment that, in the judgment of management, more likely than not will not be realized. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences and carry forwards become deductible.

As of December 31, 2020, the Company had net operating losses of $3.3 million, which may be carried forward indefinitely. As of December 31, 2020, the Company had net operating losses of $3.2 million, $9.3 million, $10.5 million, $12.8 million, and $17.2 million, which will expire in the years ending December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

The Company’s deferred tax liabilities as of December 31, 2019 and 2020 are attributable to the following:

December 31,	2019	2020
	(’000)	(’000)
Sales type lease income	$—	$11,380
Operating lease income	$—	$144
Taxable temporary differences arising from long-lived assets	$—	$241
Operating losses	$—	$(2,838)
Net deferred tax liabilities	$—	$8,927

A reconciliation of the income tax expense to the amount computed by applying the current statutory tax rate to the income (loss) before income taxes in the consolidated statements of comprehensive income (loss) is as follows:

Year ended December 31,	2018	2019	2020
	(’000)	(’000)	(’000)
(Loss) income before income taxes	$(13,254)	$(15,231)	$22,272
PRC tax rate	25%	25%	25%
Tax benefit (tax expense) at PRC tax rate on income (loss) before income tax	$3,314	$3,808	$(5,568)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(530)	(192)	(195)
Change in valuation allowance	(2,249)	870	209
Tax benefit (tax expense) arising from items which are not assessable (deductible) for tax purposes:
Non-deductible and non-taxable items	94	(2,311)	(1,343)
Others	(629)	(135)	318
Income tax benefit (expense)	$—	$2,040	$(6,579)

No income tax arose in the United States of America in any of the periods presented.

15.	Commitments and Contingencies
(a)	Commitments

The contractual obligations of the Company, including purchase commitments under non-cancelable arrangements as of December 31, 2020, are summarized below. The Company does not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments due by period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(in thousands of U.S. dollars)
Contractual Obligations
Capital commitments	$143,414	$108,534	$33,917	$963	$-

(b)	Significant legal proceedings

The Company has no significant legal proceedings as of December 31, 2020, other than the cases disclosed herein and in Note 14.

Litigation with IsZo

In October 2020, IsZo commenced legal proceedings against the Company and other parties in the Court. The claims included, among other things, that the Private Placement previously announced by us on October 5, 2020 was invalid and should be set aside. IsZo also sought an order requiring the Company to hold a meeting of the members of the Company for the purpose of the removal and election of directors.

To avoid unnecessary litigation costs on West Ridge, and to address an ancillary claim issued by West Ridge efficiently, we agreed with IsZo and West Ridge on December 14, 2020 that we would indemnify West Ridge if IsZo is successful in its claim to set aside the Private Placement. IsZo agreed to stay its claim against West Ridge, and West Ridge agreed to be bound by any judgment against us.

Following a trial of the Proceedings in the BVI Court between January 25, 2021 and February 24, 2021, on March 3, 2021, the Court handed down a judgment finding that the Private Placement was void and should be set aside, and ordering us to convene a special meeting of shareholders regarding the removal and election of directors as soon as possible. By notice dated March 22, 2021, the Company convened the Special Meeting which will be held on April 26, 2021.

On April 6, 2021, the Company filed a Notice of Appeal along with the Stay Application.  The dates for hearing the Stay Application and the Appeal have not yet been fixed.

Arbitration Notice

On March 12, 2021, we received a notice of arbitration (the “Notice”) from Greater Sail pursuant to the Purchase Agreement according to which we issued and sold 16,051,219 common shares of the Company to Greater Sail for US$146.9 million. However, as a result of the Judgment handed down on March 3, 2021, an injunction order was granted restricting us from dealing with the consideration paid by Greater Sail.  In the Notice, Greater Sail seeks an order requiring us to repay such consideration.

16.	Operating Leases

Operating leases as lessor

On March 25, 2014, NTISZ entered into an operating lease agreement to lease out certain of its buildings located in Shenzhen. The lease term originally was 3 years from May 1, 2014 to April 30, 2017. On March 21, 2016, the lease term was extended for six months to October 31, 2017. The lease contract expired on October 31, 2017. From July 2018 to 2020, NTISZ entered into operating leases with many tenants, with expiry dates from 2021 to 2023.

In October 2018, Wuxi Zastron-Flex signed a rental agreement to lease out the former site of the Wuxi factories to a third party. The term of the lease is 12 years, with 10 months of rent-free incentive from the date the property is handed over. The property was handed over to the tenant in February 2019.

In September 2019, Nam Tai • Tang Xi Technology Park signed a rental agreement to lease out the factory property to many tenants, and on December 31, 2020, the occupancy rate of Nam Tai • Tang Xi Technology Park was approximately 78%, with expiry dates from 2021 to 2024.

In January 2020, SHCY signed a rental agreement to lease out the office property (U-Creative Space) which leased from a third-party, on December 31, 2020, the occupancy rate of Shanghai office property was approximately 70%.

In January 2020, Nam Tai Inno Park signed a rental agreement to lease out the business property to a third party, and on December 31, 2020, more business property and office property has been leased out to many tenants.

Operating lease income of $493 thousand, $2,526 thousand and $3,817 thousand were recognized in respect of the above operating lease during the years ended December 31, 2018, 2019 and 2020, respectively.

Operating leases as lessee

In accordance with FASB ASC 842, the Company measured and recognized a right of use asset of $9,695 thousand (2019: $4,078 thousand) and lease liability of $10,308 thousand (2019: $4,171 thousand) as of December 31, 2020. The adoption of ASC 842 had an immaterial effect on the audited consolidated balance sheet as of January 1, 2019.

In August 2018, ICCL entered into a 3-year lease agreement with a third-party company for the Hong Kong office.

In September 2019, NTTP entered into a leasing agreement with Shenzhen Baoguanwei Property Management Co., Ltd for a term of 9.6 years to rent a building of contract floor area of 7,586 square meters.

In January 2020, SHCY entered into a 10-year lease agreement with Shanghai Longdesheng Investment Co., Ltd to rent a building of contract floor area of approximately 3,981 square meters.

In April 2020, NTDG entered into a 35-month lease agreement with a third-party for an office in Dongguan.

In May 2020, SZKC entered into a 14-month lease agreement with a third-party for an office in Shenzhen.

In August 2020, NTDG entered into a 24-month lease agreement with a third-party for a canteen in Dongguan.

The following table shows the total lease cost and the cash flows arising from the six operating leases, and information about weighted-average remaining lease term and weighted-average discount rate.

At December 31,	2019	2020
	(’000)	(’000)
Lease cost
Operating lease cost	$476	$1,801
Sublease income	(24)	(615)
Total lease cost	$452	$1,186
Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$406	$1,305
Right-of-use assets obtained in exchange for new operating lease liabilities	$70	$486
Weighted-average remaining lease term - operating lease	101 months	96 months
Weighted-average discount rate – operating lease	6.75%	6.75%

Maturities of lease liabilities are as follows:

Year ended December 31,	2020
(’000)
2021	$1,702
2022	1,527
2023	1,426
2024	1,630
2025	1,642
Thereafter	$5,379
$13,306
Less: Imputed interest	(2,998)
Total lease cost	$10,308

Lease liabilities consist of the following:

Year ended December 31,	2019	2020
	(’000)	(’000)
Current portion of lease liabilities	$529	$1,064
Noncurrent portion of lease liabilities	3,642	9,244
Total lease liabilities	$4,171	$10,308

17.	Segment Information

There was no segment information to be disclosed for the years ended December 31, 2018, 2019 and 2020, respectively. A summary of operation income (loss), net and long-lived assets by geographical areas is as follows:

Year ended December 31,	2018	2019	2020
	(’000)	(’000)	(’000)
Rental income within:
- PRC, excluding Hong Kong:	$493	$2,965	$71,206
Net income (loss) within:
- PRC, excluding Hong Kong	$(10,590)	$(8,364)	$25,062
- Hong Kong	(2,664)	(4,827)	(9,369)
Total net income (loss)	$(13,254)	$(13,191)	$15,693

As of December 31,	2019	2020
	(’000)	(’000)
Long-lived assets by geographical area:
- Real estate properties under development in PRC, excluding Hong Kong	$251,685	$190,492
- Property, plant and equipment in PRC, excluding Hong Kong	25,624	26,389
- Hong Kong	326	179
- Real estate properties held for lease in PRC, excluding Hong Kong	—	92,207
- Right of use assets in PRC, excluding Hong Kong	3,597	9,511
- Hong Kong	481	184
Total long-lived assets	$281,713	$318,962

18.	Employee Severance Benefits

In 2018, 2019 and 2020, employee severance benefits that were recorded as employee compensation under general and administrative expenses in the statements of comprehensive income were $0.3 million, $1.5 million and $0.1 million, respectively.

In 2019 and 2020, the employee severance benefits that were recorded under selling and marketing expenses in the statements of comprehensive income were $14 thousand and $16 thousand, respectively. The Company did not record employee severance benefits under selling and marketing expenses in 2018.

19.	Related Party Transactions and balances

In 2020, property management fees of $1.3 million (2019: $0.5 million) were paid to Kaisa Property Management (Shenzhen) Co., Ltd. Kaisa Property Management (Shenzhen) Co., Ltd is a controlled subsidiary of our principal shareholder. In 2018, no related party transactions occurred. All the contract terms are at arm’s length and management service fees are paid monthly.

As of December 31, 2020, the balance payable to Greater Sail, as a result of the voided Private Placement, is $146.9 million (2019: Nil), which is unsecured, interest-free and repayable on demand, and the balance payable to Kaisa Property Management (Shenzhen) Limited is $0.2 million (2019: Nil), which is unsecured, interest-free and repayable on demand.

20.	Subsequent Events
(1)

On February 4, 2021, we received a Final Award in respect of Shenzhen Ronald Lu & Partners Construction and Design Consulting Co., Ltd. (" RLP "), according to which we are required to pay the amount of $0.8 million. The new information about the event conditions occurred subsequently. The Company did not recognize the effect on the consolidated financial statements as of December 31, 2020.

(2)

On March 3, 2021, we received the judgement and order from the Court that the Private Placement previously announced by the Company on October 5, 2020 was void and should be set aside, and the Company should pay IsZo on account of cost within 14 days. The Company paid the sum of $1,520,000 on March 17, 2021.

(3)

On March 5, 2021, Zastron Shenzhen received a demand letter dated of the same day from Bank of China, regarding payment under a loan agreement entered into by and between the bank and Zastron Shenzhen on September 27, 2019. The bank indicated in the demand letter that due to the recent significant uncertainty relating to the share ownership and strategic decision-making situation of the Company, it has reconsidered whether to continue making the credit facility available to Zastron Shenzhen and is making a demand upon Zastron Shenzhen for payment in full of amounts due under the loan agreement within five days after receiving the demand letter, which is RMB621,808,910 ($96.1 million) in principal and interest accrued as of the date of the demand letter. The demand letter states that if the amount due are not paid in full by the due date, the bank will commence legal actions to collect the outstanding indebtedness. The Company will continue to negotiate with the bank on this matter, including contesting the demand letter, and there is no certainty that a resolution satisfactory to the bank can be worked out.

(4)

On March 9, 2021, NTISZ and Zastron Shenzhen received two demand letters dated the same day from Bank of Beijing and Xiamen International Bank, respectively, regarding payment under two loan agreements entered into by and between the banks and NTISZ and Zastron Shenzhen on August 8, 2019 and January 6, 2020, respectively. The banks indicated in the demand letters that due to the uncertainty of ownership and the upcoming election of directors of the Company relating to the recent litigation of the Company, they are making demand upon NTISZ and Zastron Shenzhen for payment in full of the amounts due under the loan agreements before March 12, 2021 or within five days after receiving the demand letters, which are RMB44,900,000 ($6.9 million) and RMB103,400,000 ($15.9 million) in principal amounts, respectively, as of the date of the demand. The Company will continue to negotiate with the banks on this matter, including contesting the demand letters, and there is no certainty that a resolution satisfactory to the banks can be worked out.

(5)

On March 15, 2021, NTTP received a demand letter dated the same day from The Industrial Bank Co., Ltd., Shenzhen Branch, regarding payment under a working capital facility contract entered into by and between the bank and NTTP on September 27, 2019. The bank indicated in the demand letter that due to potential changes in the board of directors of the Company relating to its recent litigation in the British Virgin Islands, they are making demand upon NTTP for payment in full of amounts due under the loan agreement before March 18, 2021, which is RMB27.50 million ($4.23 million) in principal as at March 10, 2021. The Company will continue to negotiate with the bank on this matter, including contesting the Demand Letter, and there is no certainty that a resolution satisfactory to the bank can be worked out.

(6)

Following the issuance of demand letters, the Lending Banks have restricted the remittance from the bank accounts of the subsidiaries of the Company in their banks in China. The Company is negotiating with the Lending Banks.

(7)

On March 12, 2021, following the Judgement, Greater Sail initiated an arbitration against the Company at the Hong Kong International Arbitration Centre for a refund of a sum of US$146.9 million, being the payment for the 16,051,219 shares placed to Greater Sail, pursuant to the Securities Purchase Agreement dated October 5, 2020, on the ground that the placement has been declared void and set aside. The arbitration is still in progress.

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Year ended December 31,
	2018	2019	2020
General and administrative expenses*	$(4,817)	$(2,948)	$(7,416)
Other income (expenses), net	5,470	(556)	(4)
Interest income	2,552	962	344
Income (loss) before income tax	3,205	(2,542)	(7,076)
Income tax expenses	—	—	—
Income (loss) before share of net profits of subsidiaries, net of income tax	3,205	(2,542)	(7,076)
Share of net (losses) profits of subsidiaries, net of income tax	(16,459)	(10,649)	22,769
Net (loss) income	$(13,254)	$(13,191)	$15,693
Foreign currency translation adjustment	(10,437)	(3,136)	13,597
Other comprehensive (loss) income	(10,437)	(3,136)	13,597
Comprehensive (loss) income	$(23,691)	$(16,327)	$29,290
* Amount of share-based compensation expense included in general and administrative expenses	$3,320	$539	$1,002

SCHEDULE 1

NAM TAI PROPERTY INC.

BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$35,071	$12,517
Prepaid expenses and other receivables	2,328	2,380
Amounts due from subsidiaries	—	177,140
Total current assets	37,399	192,037
Investments in subsidiaries	192,661	229,032
Total assets	$230,060	$421,069
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$1,374	$25,372
Amounts due to a shareholder	—	146,869
Amounts due to subsidiaries	13,948	—
Total liabilities	$15,322	$172,241
Shareholders’ equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 38,631,991 and 39,197,991 shares as at December 31, 2019 and 2020, respectively)	386	392
Additional paid-in capital	260,295	265,084
Accumulated deficit	(26,520)	(10,822)
Accumulated other comprehensive loss	(19,423)	(5,826)
Total shareholders’ equity	214,738	248,828
Total liabilities and shareholders’ equity	$230,060	$421,069

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2018	37,551,191	$376	$249,856	$(24)	$(5,850)	$244,358
Shares issued on exercise of options	635,800	6	3,949	—	—	3,955
Stock-based compensation expenses	—	—	3,320	—	—	3,320
Net loss	—	—	—	(13,254)	—	(13,254)
Cash dividends declared ($0.28 per share)	—	—	—	—	—	—
Cash dividends paid	—	—	—	(51)	—	(51)
Foreign currency translation adjustments	—	—	—	—	(10,437)	(10,437)
Balance at December 31, 2018	38,186,991	$382	$257,125	$(13,329)	$(16,287)	$227,891
Shares issued on exercise of options	445,000	4	2,631	—	—	2,635
Stock-based compensation expenses	—	—	539	—	—	539
Net loss	—	—	—	(13,191)	—	(13,191)
Foreign currency translation adjustments	—	—	—	—	(3,136)	(3,136)
Balance at December 31, 2019	38,631,991	$386	$260,295	$(26,520)	$(19,423)	$214,738
Shares issued on exercise of options	566,000	6	3,787	—	—	3,793
Stock-based compensation expenses	—	—	1,002	—	—	1,002
Net income	—	—	—	15,693	—	15,693
Foreign currency translation adjustments	—	—	—	—	13,597	13,597
Others	—	—	—	5	—	5
Balance at December 31, 2020	39,197,991	$392	$265,084	$(10,822)	$(5,826)	$248,828

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2018	2019	2020
Cash flows from operating activities:
Net income (loss)	$(13,254)	$(13,191)	$15,693
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Share of net loss (profits) of subsidiaries, net of taxes	16,459	10,649	(22,769)
Depreciation	57	—
Share-based compensation expenses	3,320	539	1,002
Gain on disposal of property, plant and equipment	(6,763)	—	—
Changes in current assets and liabilities:
Decrease (increase) in prepaid expenses and other receivables	532	(15)	(52)
Increase in accrued expenses and other payables	71	1,144	177
Net cash provided by (used in) operating activities	$422	$(874)	$(5,949)
Cash flows from investing activities:
Proceeds of property, plant and equipment	9,706	—	—
Decrease (increase) in amounts due from subsidiaries	(7,281)	(2,202)	(191,088)
Net cash provided by (used in) investing activities	$2,425	$(2,202)	$(191,088)
Cash flows from financing activities:
Repayment a long term loan to a subsidiary	(74,974)	—	—
Dividend paid	(10,565)	—	—
Proceeds from options exercise	3,955	2,635	3,793
Amounts due to a shareholder and an investor	—	—	170,690
Net cash (used in) provided by financing activities	$(81,584)	$2,635	$174,483
Net decrease in cash and cash equivalents	(78,737)	(441)	(22,554)
Cash and cash equivalents at beginning of year	114,249	35,512	35,071
Cash and cash equivalents at end of year	$35,512	$35,071	$12,517

SCHEDULE 1

NAM TAI PROPERTY INC.

NOTE TO SCHEDULE 1

(In thousands of U.S. dollars)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2020, $399,340 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2018, 2019 and 2020.

During the years ended December 31, 2018, 2019 and 2020, no cash dividend was declared and paid by subsidiaries to the Company.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit No.	Exhibit

1.1

Memorandum and Articles of Association, as amended and restated effective on December 5, 2007 (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-A/A filed with the SEC on December 13, 2007).

1.2

Memorandum and Articles of Association, as amended and restated effective on September 21, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on September 29, 2020).

2.1

Form of Certificate for Shares of Nam Tai Property Inc. (incorporated by reference to Exhibit 2.1 to the Company’s annual report on Form 20-F (File No. 001-31583) filed with the SEC on March 23, 2020).

2.2

Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934. (incorporated by reference to Exhibit 2.2 to the Company’s annual report on Form 20-F (File No. 001-31583) filed with the SEC on March 23, 2020).

4.5	2016 Stock Option Plan of Nam Tai Property Inc., adopted April 22, 2016 and approved on June 3, 2016 (incorporated by reference to Annex A of Company’s Form 6-K furnished to the SEC on May 5, 2016).

4.6	2017 Stock Option Plan of Nam Tai Property Inc., adopted April 28, 2017 and approved on June 3, 2017 (incorporated by reference to Annex A of Company’s Form 6-K furnished to the SEC on May 2, 2017).

8.1*	List of Significant Subsidiaries.

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm—Moore Stephens CPA Limited.

101*	Financial information of the registrant for the year ended December 31, 2020 formatted in inline XBRL.

104*	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Exhibit 101 inline XBRL document set.

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 14, 2021

NAM TAI PROPERTY INC.

By:	/s/Dr. Lai Ling Tam
Name:	Dr. Lai Ling Tam
Title:	Director