Form 20-F
period 2024-12-31
NAM TAI PROPERTY INC.
filed 2026-01-29
CIK 829365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form
20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal years ended
December 31
, 2021, 2022, 2023 and 2024
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

N/A
(Translation of Registrant’s name into English)
British Virgin Islands
(Jurisdiction of incorporation or organization)
No. 2, Namtai Road
Gushu Community, Xixiang Township, Baoan District
Shenzhen City 518000, Guangdong Province
People’s Republic of China
(Address of principal executive offices)
Yuhua (Lillian) Zhang, Chief Financial Officer
Tel:(852) 3955-2809
Email: ir@namtai.com.cn
Nam Tai Property Inc.,
No. 2, Namtai Road
Gushu Community, Xixiang Township, Baoan District
Shenzhen City 518000, Guangdong Province
People’s Republic of China
(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)
Common shares, $0.01 par value per share*	NTPIF

*	Not for trading, but only in connection with the quoting of the common shares on the OTC market.
Securities registered pursuant to Section 12(g) of the Act.
None.
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None.
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2021, there were 39,347,991 common shares of the registrant outstanding.
As of December 31, 2022, there were 40,547,379 common shares of the registrant outstanding.
As of December 31, 2023, there were 58,334,115 common shares of the registrant outstanding.
As of December 31, 2024, there were 60,203,214 common shares of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes ☒ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §
240.10D-1(b). ☐
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
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

1

SPECIAL LETTER TO SHAREHOLDERS

FROM OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear Shareholders,

The past five years have marked a defining chapter for Nam Tai Property Inc. (the “Company” or “Nam Tai”). During this period, the Company encountered a series of challenges that demanded patience and persistence from its directors, management team, shareholders, and other stakeholders.

Today, we write to you from a meaningfully stronger position. Nam Tai has fully restored lawful control over its PRC subsidiaries and assets, resolved all legacy litigation across multiple jurisdictions, enhanced relationships with lenders, restarted construction on core assets, and is taking steps to return to regular financial reporting. We are proud of the steps we have taken to date to set a path for financial stability and long-term growth for Nam Tai shareholders.

This letter is intended to provide clarity, particularly for shareholders and prospective investors evaluating Nam Tai following this period of disruption. We believe transparency is a core principle that guides how we operate and communicate, not merely a reporting obligation, and is essential to clearly explaining where we were, where we are today, and where we are headed.

Where We Were: A Period of Challenging Headwinds and Disruption

Beginning in 2020, Nam Tai became the subject of a prolonged shareholder and governance dispute following actions taken by the Company’s former management and a former controlling shareholder. Although shareholders ultimately voted to replace Nam Tai’s Board of Directors (the “Board”) and appoint new independent directors in November 2021, the transition of operational control, specifically over corporate seals, bank accounts, and statutory records of the Company’s subsidiaries, which was obstructed for several years through litigation and related actions.

Without control over its PRC subsidiaries and assets, the Company could not complete audits, file financial statements, or access traditional commercial bank financing. Construction projects were halted, liquidity was constrained, and the Company ultimately failed to meet the continued listing requirements of the New York Stock Exchange (the “NYSE”), resulting in its delisting in December 2022. During this same period, macroeconomic headwinds resulted in China’s real estate sector entering a historic downturn, further amplifying the Company’s challenges.

Despite these conditions, the newly constituted Board and management team pursued a disciplined strategy focused on restoring control, preserving the Company’s assets, and protecting shareholder value. This effort required extensive litigation and arbitration across multiple jurisdictions, including the British Virgin Islands, Hong Kong, and the People’s Republic of China, as well as sustained engagement with lenders, regulators, contractors, and shareholders.

In October 2024, the Company reached a global settlement resolving all remaining disputes with legacy counterparties. Shortly thereafter, Nam Tai obtained full and undisputed control of all of its PRC subsidiaries, including corporate chops, licenses, and statutory records.

Where We Are: Stabilization, Normalization, and Growth Trajectory

With the removal of these overhangs, the Company has entered a period of normalization and rebuilding that will lay the foundation for continued financial stability and enhanced growth opportunities:

•	Restored Governance and Control: The Board and management now exercise full legal and operational control over all assets and subsidiaries.

•	Reinstated Financial Reporting Process: The Company has engaged a PCAOB-registered audit firm to complete audits for prior years, a critical step toward resuming regular public company reporting.

•

Repaired Banking Relationships and Liquidity: All major bank facilities previously downgraded during the change-in-control dispute have been returned to “Normal” status, and the Company has successfully completed long-term refinancings at attractive interest rates.

3

•

Resumed Core Operations: Construction at the Nam Tai Technology Center has restarted following a multi-year suspension, and the Company has exited non-core assets while strengthening its balance sheet.

•	Strengthened Capital Structure: Debt maturities have been extended, interest rates lowered, liquidity pressures alleviated, and access to conventional financing channels restored.

Taken together, these developments represent more than incremental progress. They reflect a structural reset of the Company following several years in which its operations and strategic flexibility were materially constrained.

Where We Are Headed: A Clear Focus on Long-Term Value Creation

The challenges of the past several years have tested the strength of the Company’s governance, financial foundation, and operational continuity. The decisive steps taken during this period have positioned the Company for a more stable and brighter future.

Nam Tai emerged from this period with a simplified balance sheet, long dated and attractively priced financing, a portfolio of high-quality assets, and significantly greater strategic flexibility than it has had in recent years. Looking ahead, management’s priorities are centered on stabilizing and optimizing existing assets, maintaining financial discipline, and selectively pursuing opportunities that align with a measured, value-oriented approach. This framework reflects the lessons of the past several years and is intended to support sustainable value creation over the long term.

The sections that follow provide a detailed account of (i) the key events from 2020 through 2025, (ii) the governance and liquidity challenges the Company faced, (iii) the actions taken by the current Board and management to resolve those challenges, and (iv) our strategic priorities as we enter this next phase.

We now move forward with a clearer foundation, a more focused strategy, and a renewed commitment to creating long-term value for our shareholders. We are grateful for the patience and trust of our shareholders throughout this period and look forward to keeping you informed as the Company continues to make progress.

Sincerely,

Michael Cricenti

Chairman of the Board

Bo Hu

Chief Executive Officer

1.	A Comprehensive Summary of Major Events between 2020 and 2025

2020

In March 2020, Nam Tai, under the leadership of former management, acquired a 33,763 sq.m. land parcel in Dongguan (“NamTai • Longxi”) for US$101 million, depleting approximately 80% of its cash reserves. Two months later, IsZo Capital LP (“IsZo”), a significant shareholder of the Company, published an open letter criticizing Kaisa Group Holdings Limited’s (“Kaisa”) influence over the Company, citing fiduciary mismanagement and the Dongguan acquisition, and initiated a campaign to replace the Kaisa-affiliated directors on the Board.

In September 2020, shareholders holding approximately 40% of the Company’s shares submitted a formal requisition for a special meeting to remove five Kaisa-appointed directors and to appoint new independent directors. As a preemptive response, the Company, then led by Greater Sail Limited’s (“GSL”) affiliated management team (“Kaisa-affiliated management” or “former management”), completed the PIPE transaction in October 2020, issuing shares to GSL for approximately USD 146.9 million and to West Ridge Investment Company Limited (“West Ridge”) for approximately USD 23.8 million, respectively. Under the Kaisa-affiliated management of the approximately USD 170 million raised in the PIPE, USD 150 million was invested in a Credit Suisse Supply Chain Fund.

Immediately thereafter, IsZo filed legal proceedings before the British Virgin Islands (“BVI”) Commercial Court, seeking to void the PIPE transaction, on the basis that the PIPE was for an improper purpose.

2021

In March 2021, following a multi-week trial, the BVI Commercial Court ruled that the PIPE transaction was carried out for an improper purpose and consequently voided the transaction. Following this decision, the PIPE proceeds were not returned and remained frozen pursuant to a court-ordered freezing injunction. Credit Suisse, which had exposure to the PIPE funds, ultimately suffered a loss of principal. The court also ordered that a special meeting of shareholders be held “as soon as reasonably practical.” This ruling was appealed by the Company and GSL, but the Eastern Caribbean Court of Appeal dismissed the appeal and upheld the special meeting schedule.

In April 2021, the former management disclosed that the Credit Suisse Supply Chain Fund was terminated on March 4, 2021 “due to some of the fund’s assets being subject to considerable valuation uncertainty”. The Company to that date had only recovered $68.7 million of the original investment.

In November 2021, a special meeting of shareholders was held, during which over 60% of the Company’s shares voted to remove six Kaisa-affiliated directors and to appoint a new Board. In response, the Kaisa-affiliated management filed a lawsuit in the PRC to control the Company’s PRC subsidiaries and assets.

2022

In January 2022, two non-Kaisa-affiliated major shareholders, IAT Insurance Group, Inc. and IsZo entered into unsecured term loan facilities with the new Board to provide liquidity in support of the new Board’s efforts to obtain control over the Company’s PRC subsidiaries and assets. The new Board also filed a claim before the BVI Commercial Court against GSL, alleging a conspiracy with the Kaisa-affiliated management to frustrate the transition of control.

In February 2022, the Kaisa-affiliated management filed a claim in the PRC challenging the new Board’s attempt to assume control over the Company’s PRC subsidiaries and assets. The Kaisa-affiliated management continued to retain control of operations in the PRC, including corporate chops and bank accounts, and did not handover control to the new Board.

In April 2022, the BVI Commercial Court issued a judgment in favor of West Ridge, requiring the Company to return approximately $23.8 million in PIPE funding.

The Kaisa-affiliated management did not file audited financial reports included in the annual report on Form 20-F (“20-F”) for the year ended December 31, 2021, which was due in April 2022, with the United States Securities and Exchange Commission. As a result, the NYSE imposed a trading halt on the Company’s common stock, citing a 20-F filing delay in May 2022, which ultimately led to the delisting of the Company from the NYSE in December 2022.

Also on April 4, 2022, Oasis Management Company Ltd. purchased from Deutsche Bank 7,835,000 shares representing 19.96% of the Company. This represented the last remaining shares Deutsche Bank received as collateral from a defaulted loan by Kaisa share ownership.

In May 2022, China Nuclear Industry 22nd Construction Co. (“CNI22”), the general contractor engaged by the Kaisa-affiliated management for Nam Tai Technology Center, filed a claim in the PRC against the Company’s subsidiaries and subsequently halted the construction. In August 2022, Bank of Guangzhou, the construction lender (also engaged by the Kaisa-affiliated management) for Nam Tai Technology Center, filed a lawsuit against the Company’s subsidiary, which resulted in the suspension of construction loan facility drawdowns. In December 2022, Bank of Guangzhou downgraded the Company’s construction loan to “Special Mention” status.

In July 2022, the Shenzhen Qianhai Cooperation Zone People’s Court (the “Court”) granted its subsidiary’s request that Wang Jiabiao and Zhang Yu be prohibited from using the corporate chops and business licenses of Nam Tai Investment (Shenzhen) Co., Ltd. (“Nam Tai Investment”).

In December 2022, the NYSE formally delisted the Company’s shares.

5

2023

Previously, the Company received an arbitration notice from GSL related to the Purchase Agreement for the prior private placement conducted in October 2020 (the “2020 PIPE”), under which the Company issued and sold 16,051,219 of its common shares to GSL for $146.9 million. The arbitration hearing took place from January 4, 2023 to January 6, 2023. The interim preservation order remained in place, requiring the Company not to dissipate the amounts held by Triumph Commitment (Hong Kong) Limited in the CS Account in Hong Kong, which holds over US $89 million. GSL was seeking a full return of the invested capital plus interest and legal fees amounting to over $180 million.

Following Bank of Guangzhou’s loan downgrade, Bank of China, the mortgage lender of Nam Tai Inno Park (the Company’s stabilized asset), downgraded its loan to “Special Mention” status in April 2023.

On April 5, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers thereto (collectively, the “Purchasers”) for the purchase and sale of 8,821,273 shares in a private placement at a price of US $1.75 per Share for aggregate proceeds of approximately US $15.4 million (the “Private Placement”). Concurrently, the Company also amended the IAT/IsZo Promissory Notes. Pursuant to the terms of the Exchange and Amendment Agreement, dated April 5, 2023, by and between IAT and the Company (the “Exchange Agreement”), the Company issued 2,479,309 Shares to IAT in exchange for the cancellation of US $4,338,791 of the principal and capitalized interest outstanding under the IAT Note, at a price per Share of US $1.75. Pursuant to the terms of the Release and Settlement Agreement, dated April 5, 2023, by and between IsZo and the Company (the “Release Agreement”), the Company (i) issued 630,118 Shares to IsZo in exchange for the cancellation of US $1,102,707 of the principal and capitalized interest outstanding under the IsZo Note, and (ii) issued 231,167 Shares to IsZo in exchange for the cancellation of a claim in the amount of US $404,541.53, each at a price per Share of US $1.75. Such claim (the “IsZo Claim”) related to an order from the BVI Court dated November 25, 2021. Further, under the Release Agreement, the Company released IsZo from claims and actions related to its failure to fund the draw down request under the IsZo Note, and IsZo released the Company from claims and actions against the Company arising from and related to the IsZo Claim.

On April 6, 2023, the arbitrator issued a partial award, dismissing all of GSL’s claims against the Company. The arbitrator also accepted the Company’s counterclaims against GSL for costs expended on the 2020 PIPE, and the legal costs relating to IsZo’s proceedings to void the 2020 PIPE.

In June 2023, the new Board announced that it had lawfully obtained corporate chops and business licenses for all PRC subsidiaries, with only registration changes for some entities pending with the PRC State Administration for Market Regulation on its local counterparts.

On July 28, 2023, the arbitrator issued a second partial award, awarding the Company all of the damages it sought for the aforementioned counterclaims against GSL. The arbitrator awarded the Company damages of approximately $13 million, plus applicable interest.

Between July and August 2023, Kaisa/GSL initiated new proceedings before the Shenzhen and Dongguan courts related to control over the Company’s PRC subsidiaries and assets. A BVI court issued an order compelling GSL to withdraw certain litigations in the PRC, and prohibiting GSL from taking any further actions that might delay or otherwise hinder the Board from assuming control of any subsidiary or property of the Company or its subsidiaries. These proceedings were largely withdrawn.

In December 2023, the Hong Kong Court abstained from determining whether the first partial award violated Hong Kong’s public policy, but instead remitted the award back to the arbitrator to address any public policy concerns and take such action that would eliminate any grounds to set aside the first partial award.

2024

In March 2024, the applicable PRC court had issued an enforcement decision confirming full payment, closure of the case, and the release of all preservation measures related to the CNI22 claim.

Between March 22, 2024 and March 25, 2024, a new hearing with the arbitrator took place. In the interim, the arbitrator ordered GSL to pay $1.5 million as security for the Company’s legal fees and costs into escrow.

In June 2024, the Company settled its claim related to a supply chain fund with UBS Group AG.

In June 2024, Bank of Guangzhou upgraded its loan back to “Normal” status (from “Special Mention”).

In October 2024, Nam Tai reached a global settlement with GSL and Kaisa, resolving all disputes across BVI, Hong Kong, and PRC jurisdictions.

In December 2024, the Company announced that it had regained full control of its PRC assets and reached a final settlement agreement with West Ridge, resolving all matters related to the PIPE transaction.

In December 2024, Bank of China upgraded its loan to “Normal” status (from “Special Mention”).

2025 (Subsequent Activity)

On February 19, 2025, the Company announced that it closed a mortgage loan (the “Mortgage Loan”) with Shenzhen Rural Commercial Bank (“SRCB”). The Mortgage Loan from SRCB to the Company totals RMB 110.0 million and matures in eight years. The blended all-in rate of the Mortgage Loan is approximately 4.4% per year (based on the loan prime rate published by the Central Bank of the People’s Republic of China). The Mortgage Loan is collateralized with the Company’s Inno Valley property, a 22-year-old, un-redeveloped industrial factory park located in Baoan District, Shenzhen.

On March 17, 2025 (the “Closing Date”), the Company closed the refinancing of its Technology Center property (the “Tech Center”) with a construction loan (the “Construction Loan”) from Shenzhen Rural Commercial Bank, shortly after restarting construction. The Construction Loan matures 10 years from the Closing Date and, when fully drawn (actual funding will be based on a draw schedule), will total RMB 700 million. As of March 31, 2025, there was RMB 450 million drawn under the Construction Loan. The blended all-in rate (five-year Loan Prime Rate, or LPR, plus 110 basis points) is approximately 4.7% per year (based on the LPR published on February 20, 2025, as required by the bank, the Central Bank of the People’s Republic of China).

In May 2025, the Company engaged MRI Moores Rowland LLP (“MRI”), a PCAOB-registered firm, as its independent registered public accounting firm.

Under the terms of the engagement, MRI will perform an audit on the Company’s consolidated financial statements and internal controls over financial reporting for the years ended December 31, 2021, December 31, 2022, December 31, 2023, and December 31, 2024.

In May 2025, the Company held its first annual meeting since November 30, 2021, re-electing the new directors.

On May 22, 2025, the Company closed on the sale of its Wuxi property (the “Property”) to the local government of Wuxi (the “Buyer”). The Buyer paid the remaining balance of the purchase price, totaling RMB 112.4 million. Combined with the initial 50% payment received upon signing, the total proceeds amounted to RMB 224.8 million, or approximately USD $31 million. The sale price represented approximately a 60% premium to a December 2024 appraisal from Cushman & Wakefield, which valued the Property at RMB 139 million, and implied a 3.6% cap rate on the in-place rent.

On July 4, 2025 the Company entered into a new loan (the “New Loan”) relating to its Inno Park property (“Inno Park”) from China CITIC Bank Corporation Limited (“CITIC Bank”). The New Loan has a total facility amount of RMB 600 million. The first tranche of RMB 400 million was drawn on July 11, 2025, and the second tranche of RMB 200 million was drawn on July 31, 2025. The New Loan matures on July 4, 2040, 15 years from the Signing Date. The blended all-in rate (five-year Loan Prime Rate, or LPR, plus 80 basis points) is approximately 4.3% per annum (based on the LPR published on June 20, 2025, as reported by the Central Bank of the People’s Republic of China).

2.	Corporate Governance and Control Challenges

Between 2020 and 2024, the Company was involved in a series of litigation and arbitration proceedings across multiple jurisdictions, including various BVI and Hong Kong litigations (mainly relating to the PIPE transaction) and PRC litigations (mainly relating to control over the Company’s PRC subsidiaries and assets). Beyond the courtroom, the new Board’s physical access to any PRC assets (which include corporate chops, business licenses, and accounting books and records) was significantly delayed during this period. As a result, the Company was unable to complete the audits of its financial statements or file annual reports on Form 20-F for the fiscal years ended December 31, 2021, 2022, 2023, and 2024 on a timely basis, which led to a trading halt by the NYSE in May 2022 and the Company’s eventual delisting in December 2022.

These challenges also resulted in a number of material weaknesses in internal control over financial reporting, as later identified by the Company’s auditors in a “catch-up” review for this period (including lack of evaluation processes of internal control, the absence of regular reviews of policies and procedures, and proper documentation.).

Liquidity Challenges

The Company’s liquidity constraints between 2020 and 2024 should be viewed in the context of a nationwide downturn in China’s real estate industry that emerged after 2020. In an effort to cool down the property-driven economy, Chinese regulators published the “Three Red Lines” in 2020, along with a series of measures aimed at deleveraging the real estate sector. These regulatory measures triggered a prolonged downturn in China’s real estate industry not seen for decades, characterized by a sharp decline in property sales that severely impacted the cash flows of many real estate companies in China and strained their ability to service debt and meet obligations, leading to refinancing difficulties, credit rating downgrades, and ultimately, defaults and liquidation. Several major Chinese real estate companies faced near-total collapse.

Notably, the Company differed from the vast majority of its peers in this down-cycle in two ways: (1) in its persistent discipline in maintaining relatively low leverage and (2) in maintaining a risk-averse, “develop and hold operations” rental-income business model that, until the 2021 Dongguan land acquisition (which became the focal point of the shareholders’ disagreements over the strategic direction of the Company), historically shied away from the traditional Chinese real estate development “game” (i.e., a cycle of constantly acquiring land, rapid development, and quick sellout).

Nevertheless, despite these distinctions, the broader macro environment remained relevant. The Company was still exposed to the industry-wide slowdown, reduced interest from buyers or tenants, tightened financing channels, and aggressive “price wars” initiated by distressed real estate developers facing liquidation or forced sales.

Separately, the Company faced a series of unique challenges stemming from the prolonged disputes with Kaisa:

a)

From PRC operations and liquidity perspectives, the Company’s two existing loans at the time were downgraded to “Special Mention” status by Bank of Guangzhou and Bank of China (both engaged by the Kaisa-affiliated management) respectively. The downgrade effectively blocked the Company’s access to traditional commercial bank financing in the PRC, which not only blocked further loan drawdowns, but also prevented other banks from attempting to finance or refinance any projects (due to the “Special Mention” status).

b)

Following the loan downgrades, many vendors and contractors (all of which were engaged by the Kaisa-affiliated management) initiated legal actions against the Company, placing multiple freezing orders on almost all of the Company’s assets. This resulted in direct restrictions on the Company’s key assets and its access to capital, creating a vicious circle that further constrained financial flexibility.

c)

Furthermore, Nam Tai • Longxi sales were adversely affected by the macro market downturn. The unit price has been forced to reduce dramatically in order to match the market average, while sales volume dropped sharply. The investment in Nam Tai • Longxi, as predicted in the initial proxy dispute, resulted in a substantial loss to the Company.

d)

From an offshore liquidity perspective, in April 2022, the BVI Commercial Court ruled a judgment in favor of West Ridge, requiring the Company to return approximately US$23.8 million, creating a material and immediate contingent liability. The prolonged dispute over the voided PIPE resulted in approximately US$89 million of the original proceeds being held in a restricted account pending the outcome of the arbitration. While the arbitrator from Hong Kong Arbitration issued a partial award in April 2023, dismissing all GSL claims, access to these funds remained blocked until a subsequent global settlement was reached in October 2024. If the Company were to lose the Arbitration the Company would have owed the full amount of the Greater Sail (Kaisa) placement of $149.6 million plus interest and legal costs.

3.	Current Management’s Responses in Resolving These Challenges

In response to the corporate governance and control challenges, the new Board and management worked alongside non-Kaisa-affiliated shareholders and vigorously pursued all available legal channels to defend the Company’s rights, including:

a)

Pursuing Affirmative Relief in BVI: successfully secured rulings that voided the improper PIPE transaction and mandated the special shareholders’ meeting. Filed a conspiracy lawsuit against GSL in January 2022, securing a legal victory that delegitimized the obstruction;

b)

Obtaining Injunctive Relief in the PRC: worked through the PRC judicial system to obtain injunctions, including a court order prohibiting the Kaisa-affiliated management from using corporate chops in July 2022 and orders to freeze their personal assets in August 2022;

c)

Prevailing initially in Hong Kong Arbitration: defended against GSL’s claims in the Hong Kong arbitration, securing a partial award that dismissed all claims, thereby safeguarding the Company’s financial resources;

d)	Successfully registered of its Legal Representative with the regulators after legally obtaining the corporate chops and business licenses for the PRC subsidiaries in June 2023;

e)

Reaching a Global Settlement with Kaisa. The culmination of these efforts resulted in the announcement of a global settlement with GSL/Kaisa in October 2024. This agreement resolved all outstanding litigation across the BVI, Hong Kong, and PRC jurisdictions, removing all legal impediments;

f)

After obtaining full control of the Company in 2024, the current management has been focusing on repairing material weaknesses in Internal Control, including bringing in necessary talent and conducting a comprehensive review and refinement of the Company’s policies and procedures.

In response to liquidity challenges, the new Board and management implemented a series of “wartime” measures, including:

a)	Obtaining other non-Kaisa-affiliated shareholders’ critical support, including two unsecured term loan facilities with IAT and IsZo in January 2022 totaling $18.75 million;

b)	Raising $15.4M in an equity capital raise to continue to fund legal and service providers to gain full on-shore control;

c)

Taking immediate operational cash preservation actions (e.g., cost rationalization, a hiring freeze, deferred and equitized executive compensation, company-wide renegotiations with key vendors and contractors, extension of accounts payable, and deferral of all non-essential capital expenditures);

d)	Aggressive relaunching of a well-timed Nam Tai • Longxi Sale Campaign, which coincided with a nationwide stimulus policy and boosted sales;

e)

Renegotiations with CNI22 in 2023, the general contractor of Nam Tai Technology Center, which resulted in a 2024 settlement of its litigation against us that started in 2022 and paved the way for the resumption of the construction 2.5 years after its initial halt;

f)

Securing multiple “Stop-Gap” bridge/emergency loans from third parties from August 2023 to August 2024 to ensure no default on any principal or interest payments to the lenders (albeit at a significantly higher cost than traditional banking channels);

g)	Strategic exit of non-core assets (e.g., all-cash sale of Wuxi Property in May 2025 and early termination of unprofitable initiatives such as Tang Xi);

h)

Concerted multi-front efforts to rebuild the trust and restore the corporate reputation with Bank of Guangzhou and Bank of China through persistent engagement, meetings, satisfaction of the banks’ various demands, and demonstration of fiscal responsibility through continued debt service repayment, resulting in the eventual upgrade from “Special Mention” to “Normal” in June 2024 and December 2024, respectively. The upgrade reopened the Company’s access to traditional financing, marking an important milestone in our recovery.

i)

Executing two refinancings on highly attractive terms. The execution of the prior phases—fiscal discipline, asset sales, bridge financing, and the removal of other obstacles demanded by the lenders—culminated in the ability to secure substantial, long-term capital on highly favorable terms, fundamentally resolving the liquidity crisis.

i.

Refinancing of the Technology Center Property. On March 17, 2025, the Company closed on the refinancing of its Technology Center property with a new 10-year, 4.7% per annum construction loan from Shenzhen Rural Commercial Bank, with total proceeds of RMB700 million (upon full drawdown). The new loan represents a RMB250 million increase in total proceeds, an interest rate reduction of 130 basis points, and a highly favorable (i.e., deferred) amortization schedule compared to the existing Bank of Guangzhou loan that it replaces. This refinancing also restarted Technology Center construction after a 2.5-year halt.

ii.

Strategic Refinancing of the Inno Park Property. On July 4, 2025, the Company closed on the refinancing of its Inno Park with a new 15-year, 4.3% per annum loan from China CITIC Bank, with total proceeds of RMB600 million. The new loan represents a RMB195 million increase in total proceeds, an interest rate reduction of 72 basis points, and a highly favorable (i.e., deferred) amortization schedule compared to the existing Bank of China loan that it replaces.

The successful completion of these complex refinancings under challenging market conditions fundamentally strengthens the Company’s liquidity position, extends its debt maturities, and secures a stable, long-term capital foundation. It marks a definitive transition from recovery to a new phase of financial strength and strategic optionality.

4.	Strategic Outlook for the Future

China’s real estate industry has shifted from decades of expansion into a period of sharp contraction. As the industry undergoes this adjustment, the long-standing industry model centered on high leverage to drive rapid expansion has proven unsustainable. The resulting correction has fundamentally reshaped market dynamics and operating assumptions across the sector.

At the same time, this adjustment period presents significant opportunities. The exit of highly leveraged and undisciplined market participants is reducing competition, while dislocations in asset pricing are giving rise to opportunities not seen for decades. While this process remains ongoing, the industry environment increasingly favors operators with financial discipline, operational flexibility, and a long-term perspective.

The Company, having overcome the aforementioned challenges, is now positioned to re-engage with these market realities. As remaining near-term priorities are completed, including the construction of Technology Center, Nam Tai intends to operate with renewed financial discipline and a clear strategic focus. The Company’s long-term approach is guided by the following priorities:

1)	Maximizing shareholder returns;

2)	Implementation of a rigorous operating cost management;

3)	Stabilization and full value realization of existing assets, including:

a.

Redevelopment and Optimization of Inno Valley — Conducting a strategic and feasibility review to assess the highest-and-best use of the Inno Valley site, including the potential for data center development;

b.

Digital and Intelligent Operations — Full integration of digital and intelligent capabilities across leasing and operations, including a smart campus ecosystem, AI-powered predictive maintenance to minimize downtime and repair costs, and advanced energy management systems; and,

c.

Capital-Light, Value-Added Services — Development of high-value, capital-light services that enhance tenant retention while creating new revenue streams, such as “rent-for-equity” initiatives, financial advisory services for existing tenants, and integrated facility management.

4)	Selectively searching for accretive distressed opportunities in the current real-estate down cycle; and,

5)	Leveraging the unique strengths of the Greater Bay Area, particularly in technology, manufacturing and exports, and identifying new growth areas.

INTRODUCTION

Except where the context otherwise requires and for purposes of this Report only:

•	“we”, “us”, “our company”, “our”, the “Company” or “Nam Tai” refers to Nam Tai Property Inc. and, in the context of describing our operations, also includes our PRC operating companies;

•	“Board” or “Board of Directors” refers to our board of directors;

•	“BVI” or “British Virgin Islands” refers to the British Virgin Islands;

•	“BVI Act” refers to the BVI Business Companies Act, 2004 (as amended);

•	“common shares” or “shares” refers to our common shares, $0.01 par value per share;

•	“Global Settlement” refers to the series of agreements entered into in 2024 and 2025 to amicably resolve all outstanding disputes with GSL, Kaisa and West Ridge;

•	“FY2021”, “FY2022”, “FY2023” and “FY2024”, refers to financial years ended December 31, 2021, 2022, 2023 and 2024, respectively;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao for purpose of this Report;

•	“Taiwan” refers to the Taiwan province of the People’s Republic of China;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China; and

•

“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong. “Renminbi”, “RMB” or “yuan” refers to the legal currency of China. “U.S. dollars”, “US$” or “$” refers to the legal currency of the United States.

The Company is a BVI holding company that primarily operates its business in China through its PRC subsidiaries. Such structure involves unique risks to investors. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business.”

Due to the constant evolution of the social, legal, and economic environments, we face various risks and uncertainties related to doing business in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business and accept foreign investments. For example, we face risks associated with regulatory approvals on offshore securities offerings, oversight on cybersecurity and data privacy as the PRC legal system and regulatory environment continue to rapidly evolve. The PRC government has recently published new policies that significantly affected various industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to China.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

We prepare our consolidated financial statements in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and publish our financial statements in U.S. dollars.

Our business and operations are primarily conducted in China through our PRC subsidiaries. Our reporting currency is U.S. dollar while the functional currency of our PRC subsidiaries is Renminbi and the functional currency of our Hong Kong subsidiaries is Hong Kong dollar. The financial statements of our PRC subsidiaries and Hong Kong subsidiaries are translated into U.S. dollars, using published exchange rates in China and Hong Kong, respectively, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenue and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity.

This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024, and all translations of Hong Kong dollars into U.S. dollars were made at HK$7.7677 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi, Hong Kong dollars or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all.

The RMB is not freely convertible into foreign currency. The PRC government implements its administration over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Since 2005, the People’s Bank of China, (the “PBOC”), has allowed the RMB to fluctuate within a narrow and managed band against a basket of foreign currencies according to market demand and supply conditions. The PBOC announces the RMB closing price each day and that rate serves as the mid-point of the next day’s trading band.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (this “Report”) contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

Words such as “aim”, “anticipate”, “aspire”, “assume”, “believe”, “consider”, “continue”, “envision”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “plan”, “potential”, “predict”, “project”, “propose”, “seek”, “target”, “can”, “could”, “may”, “might”, “will”, “would”, “shall”, “should”, and the negative forms of these words and other similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals, business strategies and future business development;

•	our possible or assumed future results of operations and financial condition;

•	relevant government policies and regulations relating to our business and industry;

•	the legal and governmental proceedings, investigations and information requests against us;

•	the potential settlement of litigations filed or threatened to be filed against us;

•	our financing plans and financial obligations;

•	competitive position and the effects of competition;

•	industry environment and potential growth opportunities;

•	our expectations with respect to our ability to acquire adequate suitable land use rights for future development;

•	general economic, political, demographic and business conditions in China and globally; and

•	assumptions underlying or related to any of the foregoing.

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

You should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Report. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in management’s expectations. You should also carefully review the risk factors described in other documents we file from time to time with the U.S. Securities and Exchange Commission (the “SEC”). You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Summary of Risk Factors

Investing in our company may involve significant risks. Nam Tai Property Inc. is a China-based company incorporated in the British Virgin Islands. Similar to all other entities with foreign-incorporated holding company structures operating in China, we face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to oversee and regulate the business operations of a China-based company like us, including overseas listings and overseas fundraisings. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business.”

You should read this summary together with the detailed risk factors set forth in this annual report.

Risks Related to Kaisa Group

•	Our business has been materially and adversely affected as a result of shareholder activism, a proxy contest and related litigation.

•	We may be subject to operational and litigation risks due to the Company’s prior dealings with IsZo.

•	We had experienced liquidity challenges, and we may be required to raise additional funds which could impose further financial obligations or result in additional dilution to our shareholders.

•	Our property development and operational projects have experienced significant delays and disruptions due to the Shareholders Dispute, leading to cost overruns and potentially diminished returns.

•

Our relationships with key stakeholders and our corporate reputation have been significantly impaired by the Shareholders Dispute, which may continue to adversely impact our business, financial condition and results of operations.

•	The Sales-Type Lease Arrangements entered into by Kaisa-affiliated management may be subject to Regulatory Review and Potential Penalties.

•	Although we have completed the audit for FY2021 to 2024, our historical failure to meet reporting obligations may impose regulatory and capital-market risks.

•

We are obligated to develop and maintain proper and effective internal controls over financial reporting, and our financial reporting for FY2021 to FY2024 contains an adverse opinion on internal control.

•	The focus of our management and Board may continue to be diverted from our business operations to address legacy issues, hindering our competitive agility.

Risks Related to Our Business

•	We are heavily dependent on China’s economy and the performance of the PRC real estate market, particularly in the Guangdong-Hong Kong-Macao Greater Bay Area.

•

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects. Our continued access to Chinese and local lenders may be impacted by geopolitical and economic factors outside management’s control.

•	Ongoing geopolitical tensions, including tariffs may negatively impact Shenzhen economy and local constituents’ attitudes towards us.

•	The PRC government has adopted various measures to regulate foreign investment in the property development industry and may adopt further restrictive measures in the future.

•	Our business may be materially and adversely affected by government measures affecting China’s real estate sector, especially the industrial real estate sub-sector.

•

We may suffer a penalty or even forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.

•

We face risks of losing control of corporate chops, business licenses or the legal representative, which may materially disrupt our business operations, damage our financial condition, and harm our reputation.

•

Failure to repay our debt timely, upon demand or comply with the restrictive covenants imposed by our loans could restrict future borrowings or cause all of our debt to become immediately due and payable, which could impair operations and adversely affect our results of operations and financial condition.

•

Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely restrict our ability to complete existing projects, expand our business, or repay our obligations and affect our financial performance and condition.

•	We face ongoing maintenance challenges at our completed projects.

•	We may incur cost overruns and revenue impairment from delays in the Nam Tai Technology Center project.

•

Our auditor has included ‘Substantial Doubt about the Company’s Ability to Continue as a Going Concern’ in its audit opinion, and our ability to continue as a going concern is dependent on our ability to significantly improve our liquidity position.

Risks Related to U.S. Tax Laws

•	We may be or become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

•

Because under certain attribution rules we or our non-U.S. subsidiaries may be treated as controlled foreign corporations for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. Holders of common shares who own, directly or indirectly, ten percent or more of common shares.

•	Future changes to tax laws could materially and adversely affect our company and reduce net returns to our shareholders.

Risks Related to Regulatory Oversight

•

Regulatory initiatives in the United States, such as the Dodd-Frank Act and the Sarbanes-Oxley Act have increased, and may continue to increase the time and costs of being a U.S. public company and any further changes could continue to increase our costs.

•	Further legislative or interpretative changes to the BVI Economic Substance Act may affect our operations.

•	It may be difficult to serve us with legal process or enforce judgments against our management or us.

•

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud, or in informing management of all material information in a timely manner.

•

Our status as a foreign private issuer in the United States exempts us from certain reporting requirements under the Securities Exchange Act of 1934, limiting the protections and information afforded to investors.

•	It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Risks Related to China

•

Changes in economic, political or social conditions or government policies of China, especially in Shenzhen and the Guangdong-Hong Kong-Macao Greater Bay Area (“the GBA”), could have a material and adverse effect on our business and operations.

•	Recent trade or investment policy announced by the United States administration against the PRC may adversely affect our business.

•	Changes in government control of currency conversion and in PRC foreign exchange regulations may adversely affect our business operations.

•	Changes to PRC tax laws and heightened efforts by the PRC tax authorities to increase revenues have subjected us to greater taxes.

•	Uncertainties regarding the PRC legal system could adversely affect our business.

•	The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and/or the value of our common shares.

•	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

•

The PRC’s capital administration may affect our ability to pay offshore bills, expenses and dividends. Payment of dividends by our subsidiaries in the PRC to our subsidiaries outside the PRC and to us, as the ultimate parent, is subject to restrictions under PRC law.

•	Restrictions on cross-border payments may impair our ability to repay shareholder loans, potentially forcing equity conversion at significant dilution to existing shareholders.

•	Regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

•	The approval of the CSRC may be required if we intend to do a follow-on equity offering in the future, and, if required, we cannot predict whether we will be able to obtain such approval.

Risks Related to Our Common Shares

•	The market price of our shares will likely be subject to substantial price and volume fluctuations.

•	The market price and trading volume for our common shares may be adversely affected by the decisions of securities or industry analysts.

•	Our ability to relist on a major exchange is subject to a rigorous, multi-stage approval process, with no assurance of success within any specific timeframe.

•

We may raise additional capital through the sale of additional equity or debt securities, which could result in additional dilution to our shareholders, or impose upon us additional financial obligations.

•	Techniques employed by short sellers may drive down the market price of our common shares.

•	There is uncertainty as to whether we will declare a dividend in the future.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Our Holding Company Structure

Nam Tai Property Inc. is not a Chinese operating company but a BVI holding company with operations primarily conducted through our PRC subsidiaries. Under this holding company structure, holders of our common shares hold equity interests in the BVI holding company and obtain indirect ownership interests in the Chinese operating companies.

Implications of Having the Majority of Our Operations in China

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and taken regulatory actions relating to areas such as regulatory approvals on overseas offerings and listings conducted by, and foreign investment in, China-based companies, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These legal and operational risks and uncertainties relating to doing business in China may impact our ability to conduct certain businesses, accept foreign investments, or list on and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our common shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business.”

Risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China could result in a material adverse change in our operations and the value of our common shares. The PRC legal system is a civil law system based on written statutes, and unlike the common law system, prior court decisions may be cited for reference but hold limited precedential value. The PRC legal system evolves rapidly, and the interpretations of many laws, regulations and rules may change from time to time. See “Item 3. Key Information — D. Risk Factors — Risks Related to China — Uncertainties regarding the PRC legal system could adversely affect our business.”

The PRC government has significant oversight and discretion over our business and may intervene or influence our operations by promulgating new laws and regulations. It may exert strict administration over our business, which could result in a material change in our operations and/or the value of our common shares. It may also exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based companies, which could significantly result in a material change in our operations and/or the value of our common shares. The PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. See “Item 3. Key Information — D. Risk Factors — Risks Related to China — The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and/or the value of our common shares.” In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We may suffer a penalty or even forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.” Therefore, our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act of 2023 (the “Consolidated Appropriations Act”), or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our common shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Our current auditor, MRI Moores Rowland LLP (“MRI”), the independent registered public accounting firm that issues the financial reports included elsewhere in this annual report on Form 20-F, is currently registered with the PCAOB. The PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MRI, is headquartered in Singapore. Our current auditor, MRI is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB signed a Statement of Protocol Agreement (the “SOP”) with the China Securities Regulatory Commission (the “CSRC”) and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in the Chinese mainland and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in the Chinese mainland and Hong Kong and voted to vacate its previous determinations to the contrary.

However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Each year, the PCAOB will determine whether it can inspect and investigate audit firms completely in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms in the Chinese mainland and Hong Kong completely and we plan to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, or that the PCAOB would determine that it can inspect or fully investigate our auditor at such future time, and if we were so identified for two consecutive years, our securities would become subject to the prohibition on trading in the United States under the HFCA Act. See “Item 3. Key Information—D. Risk Factors—Risks Related to China— The enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislation or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities could be prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB requirement in time.”

An Overview on Our Core Assets

As of the date of this report, the Company’s core assets comprise a simple portfolio of four real estate projects, all of which are located in the Greater Bay Area:

•

Nam Tai Inno Park, a 331,701 square meter (in total GFA) industrial park located in Guangming District, Shenzhen. Constructed between 2018 and 2020, the for-rent project reached stabilization at approximately 80% occupancy in late 2020;

•

Nam Tai Technology Center, a 194,595 square meter (in total GFA) industrial park located in Baoan District, Shenzhen. The project is currently under construction and expected to be delivered in the first half of 2026;

•

Nam Tai Inno Valley, a to-be-redeveloped factory facility (existing total GFA of 41,927 square meters, which will likely be increased upon approval of its redevelopment plan) in Bao’an District, Shenzhen, adjacent to Nam Tai Technology Center;

•

Nam Tai • Longxi, a 114,520 square meter (in total GFA) for-sale residential property located in Machong, Dongguan. Constructed between 2020 and 2022, the project is currently for sale with a sales-to-inventory ratio of 43.71% as of December 31, 2024.

For detailed information on the above projects, see “Item 4. Our Business—Our Projects and Properties.”

Cash and Asset Flows through Our Organization

Nam Tai Property Inc. is a BVI holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, the Company’s ability to pay dividends to our shareholders and to service our indebtedness outside China depends significantly upon dividends that we receive from our subsidiaries in China. To the extent our existing subsidiaries or any newly formed ones incur indebtedness or losses on their own behalf in the future, such indebtedness or losses may impair their ability to pay dividends or other distributions to us.

For further discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are a holding company that depends on dividend payments from our subsidiaries for funding. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets”, and “Item 10. Additional Information—E. Taxation.”

Restrictions and Limitations on Transfer of Cash and Cash Dividend Distribution

Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among our BVI holding company and our Chinese operating entities. If needed, our BVI holding company can transfer cash to the Chinese operating entities through loans and/or capital contributions, and the Chinese operating entities can transfer cash to our BVI holding company through loans and/or issuing dividends or other distributions. There are limitations on the ability to transfer cash between the BVI holding company, the Chinese operating entities or investors. Cash transfers from the BVI holding company to the Chinese operating entities are subject to the applicable PRC laws and regulations on loans and direct investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to China—PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the operating entities, which could materially and adversely affect our liquidity and business.”

Cash transfers from the Chinese operating entities to the BVI holding company are also subject to the current PRC regulations, which permit the Chinese operating entities to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. To the extent cash or assets in the business are in China or a Chinese operating entity, the funds or assets may not be available to fund operations or for other use outside China due to interventions in or the imposition of restrictions and limitations on the ability of our Company or the operating entities by the PRC government to transfer cash or assets. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax.

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Under PRC laws, rules and regulations, when any of our subsidiaries incorporated in the Chinese mainland is to distribute its after-tax profit for the current year, it is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are a holding company that depends on dividend payments from our subsidiaries for funding. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets” and “—Risks Related to China—The PRC’s capital administration may affect our ability to pay offshore bills, expenses and dividends. Payment of dividends by our subsidiaries in the PRC to our subsidiaries outside the PRC and to us, as the ultimate parent, is subject to restrictions under PRC law .”

Cash transfers from the BVI holding company to the investors are subject to the restrictions on the remittance of Renminbi into and out of China and governmental administration of currency conversion. Our cash dividends, if any, will be paid in U.S. dollars. The conversion of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, shall comply with certain procedures stipulated under the PRC laws and regulations. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of China, or SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions in the future, and in such event, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to China—Changes in government control of currency conversion and in PRC foreign exchange regulations may adversely affect our business operations.”

As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their cash or assets to the Company. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offering

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, each of our PRC subsidiaries is required to have, and does have, a business license issued by the PRC State Administration for Market Regulation or its local counterparts. Several PRC subsidiaries are responsible for distinct real estate development projects. Under the PRC laws and regulations, there are governmental licenses and permits that need to be obtained for each real estate project from local authorities. As of the date hereof, except for the specific issues discussed below, all of our PRC subsidiaries have obtained all, and none has been denied, any requisite licenses and permits from the PRC government authorities that are required for their primary business operations in China. These include, among others, qualification certificates for real estate development enterprises, real estate property registration certificates, land use rights certificates, construction land use planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services in the future.

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from any PRC authorities regarding conducting our business without requisite approvals or permits. However, we cannot assure shareholders that we will not be subject to any penalty in the future due to a lack of such approvals or permits. If (i) we or our subsidiaries do not receive or maintain any permission or approval required of us or our subsidiaries, (ii) we or our subsidiaries inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and we or our subsidiaries become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in the Chinese mainland as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. Our business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our common shares could significantly decline or become worthless. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We may fail to obtain, or experience material delays in obtaining requisite licenses, certificates, permits or governmental approvals for our technology park development projects. As a result, our development plans, business, results of operations and financial condition may be materially and adversely affected.”

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and certain other PRC governmental authorities jointly released the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to these measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. These measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including, without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to listing abroad. As of December 31, 2024, we had not received any notice that we are a critical information infrastructure operator from any government authority, nor had we received any request from the CAC to undergo a cybersecurity review. As advised by our PRC counsel, JunHe LLP, as of the date of this annual report, neither the Company nor any of its subsidiaries currently are subject to the cybersecurity review process with respect to the historical offering of our securities or the business operations of our PRC subsidiaries, as neither we nor any of our PRC subsidiaries has been designated as a critical information infrastructure operator by the competent authorities or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. There remains uncertainty, however, as to how the Revised Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Revised Cybersecurity Review Measures.

On February 17, 2023, the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Overseas Offering and Listing Measures, which became effective on March 31, 2023, and five supporting guidelines on CSRC’s official website. Pursuant to these measures, PRC domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC within three working days following the submission of application for an initial public offering or listing. These filings shall include, among other documents, (i) a filing report, (ii) regulatory opinions, filing or approval documents issued by the competent authorities of the industry concerned (if applicable), (iii) opinions on the security assessment and review issued by the competent department of the State Council (if applicable), (iv) legal opinions and undertakings issued by PRC counsel, and (v) the listing documents. Our PRC counsel, JunHe LLP, has advised us that, based on their understanding of currently effective PRC laws and regulations, including the Overseas Offering and Listing Measures, as of the date of this annual report, we are not required to obtain any prior approval or permission from or complete filing procedures with the CSRC or CAC for our historical offshore offerings to foreign investors which have been completed.

However, we are required to go through filing procedures with the CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in the nature of equity) to foreign investors if certain conditions set forth in the Overseas Offering and Listing Measures are met so that they are considered “indirect overseas offerings and listings by a PRC domestic company”. We cannot assure shareholders that we will be able to comply with such filing requirements in a timely manner, or at all. If we fail to obtain the necessary approval or complete the filings and other regulatory procedures in a timely manner, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in the Chinese mainland, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our Chinese mainland subsidiaries, delay of or restriction on the repatriation of the proceeds from our securities offering into the Chinese mainland, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filings or other regulatory procedures for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation and the trading price of our common shares.

For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to maintain the security of our information and technology networks, including personally identifiable and customer information, as well as uncertainties with respect to the interpretation and implementation of cybersecurity review procedures and proprietary business information, could significantly adversely affect us”, “Item 3. Key Information—D. Risk Factors—Risks Related to China—The approval of the CSRC may be required if we intend to do a follow-on equity offering in the future, and, if required, we cannot predict whether we will be able to obtain such approval”, “Item 4. Information on the Company — B. Business Overview — PRC Regulations on Real Estate Development and Management — Regulatory Developments On Data Privacy.”

A. [Reserved]

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

Risks Related to Kaisa Group

Our business has been materially and adversely affected as a result of shareholder activism, a proxy contest and related litigation.

Our business has been materially and adversely affected as a result of shareholder activism, a proxy contest and related litigation. The proxy fight between IsZo Capital LP (“IsZo”), one of our shareholders, and Kaisa Group (“Kaisa”), the former controlling shareholders, lasted until the last quarter of 2024 (the “Shareholders Dispute”), with certain potential risks still remaining. Under the Kaisa-controlled Board, the Company acquired a land parcel in Machong, Dongguan, for the “Nam Tai • Longxi” project, at approximately RMB705 million in 2020, severely straining the Company’s cash flow.

Following the legal proceedings instituted by IsZo in October 2020 against Kaisa in the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court (the “BVI Court”), the BVI Court handed down a judgment (the “Judgment”) on March 3, 2021, holding that the private placement previously announced to Kaisa on October 5, 2020 (the “Private Placement”) was void and should be set aside. In December 2021, Nam Tai’s shareholders successfully removed four Kaisa-appointed directors and appointed six new Board members through a shareholders’ meeting, while also dismissing Kaisa-appointed CEO Wang Jiabiao.

However, the former management refused to hand over the corporate chops, business licenses, and bank account access, leaving the new Board unable to obtain financial records or pay suppliers. Meanwhile, the ongoing dispute with Kaisa caused concern from our lending banks, local authorities and suppliers. The Company’s strategic partners suspended project negotiations, suppliers demanded cash payments, and new tenant signings and lease renewals stalled. Lending banks were requiring full loan repayment and restricting fund transfers from company accounts, making employee salary payments difficult. In 2022, workers staged protests at Nam Tai Technology Center, disrupting project progress. Moreover, the Dongguan residential project “Nam Tai • Longxi” has been unable to complete liquidation. Even if fully liquidated, the project would be expected to incur massive losses, representing a significant ongoing risk for the Company. During this period, the Company also faced a cascade of other operational crises: rising tenant attrition rates at Nam Tai Inno Park, construction delays and suspensions at Nam Tai Technology Center, which may result in potential significant government penalties, and an exodus of employees. 80% of Nam Tai Technology Center was constructed under the former management team, who failed to properly hand over the project to the current management. All of these factors severely disrupted our domestic leasing and development operations.

Since 2022, prolonged management disarray has also resulted in the Company’s repeated failure to file financial reports on time or comply with listing rules, triggering regulatory scrutiny and a severe erosion of market confidence that precipitated a stock price collapse, ultimately leading to the Company’s delisting from the NYSE.

Shareholder activism, proxy contests and related litigation have resulted, and are expected to continue to result in substantial costs to us and to divert our management and Board’s attention and resources from our business. Additionally, they give rise to perceived uncertainties as to our future, which materially and adversely affect our relationships with banks, suppliers, and contractors, and make it more difficult to attract and retain qualified personnel. Despite the recent reconciliation among shareholders, we continue to face potential risks associated with corporate chops and the authority of the legal representative due to accumulated litigation and economic disputes from the past. These factors may lead to further resistance and retribution from the former shareholder or former delegated management, impairing the Company’s operational stability and legal compliance. In addition, we may incur significant legal fees and other expenses related to shareholder activism, proxy contests and related litigation if any in the future. Our stock price could be subject to significant fluctuations or otherwise be adversely affected by any possible events, risks and uncertainties of any shareholder activism, proxy contests and related litigation. Our operations may then encounter significant uncertainties, which could materially and adversely affect our business, financial condition, results of operations or cash flows, as well as investors’ confidence in our business, and consequently lead to potential liquidity crises.

We may be subject to operational and litigation risks due to the Company’s prior dealings with IsZo.

Since late 2024, IsZo Capital LP (“IsZo”) has made several demands against the Company related to, among other things, IsZo’s allegation that the Company owes it reimbursements for certain litigation and activism campaign costs. The Company has been engaged in discussions with IsZo regarding IsZo’s allegations. To date, IsZo has not filed any formal litigation action against the Company.

We had experienced liquidity challenges, and we may be required to raise additional funds which could impose further financial obligations or result in additional dilution to our shareholders.

Current management has evaluated circumstances and noted that the Company had previously experienced a historical liquidity challenge arising from the Shareholders Dispute and the voided PIPE, which have now been resolved. We have conducted a comprehensive review and sought to maximize the value of our assets. For example, we have formulated a range of targeted liquidity enhancement strategies, including cost-effective financings, leasing acceleration of Nam Tai Inno Park and disposal of non-key assets, through which we believe the Company will be able to meet its cash requirements for the next 12 months.

However, we may require additional cash resources to address our longer term liquidity requirement, business plan and future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of our property developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity if we can relist in the future, debt or convertible securities. Sales of additional equity, debt or convertible securities could result in additional dilution to our current shareholders. The incurrence of indebtedness could result in increased debt service obligations and may also result in operating and financing covenants that would restrict our operations, including our ability to pay dividends or redeem stock.

Our property development and operational projects have experienced significant delays and disruptions due to the Shareholders Dispute, leading to cost overruns and potentially diminished returns.

The management turmoil and the associated period of operational disruption resulted in significant delay of our key project, namely Nam Tai Technology Center. The construction of Nam Tai Technology Center was suspended for approximately two and a half years, the effect of which is expected to persist for years. Potential late penalties may be imposed from the prolonged project delay. As a result, the projected revenues and cash flows from such project may be lower than expected, and we cannot assure you that such project will achieve its original projected financial performance as we expected.

Our relationships with key stakeholders and our corporate reputation have been significantly impaired by the Shareholders Dispute, which may continue to adversely impact our business, financial condition and results of operations.

The prolonged period of public uncertainty, the proxy contest, related litigation and subsequent operational disruptions have damaged our corporate reputation and materially affected our relationships with key stakeholders especially lenders, suppliers, and contractors. Our current management has undertaken extraordinary efforts to rebuild these relationships, including renegotiating loan terms and subsequently achieving loan refinancing, enhancing governance transparency, and proactively communicating to resolve issues with vendors and contractors. However, we continue to face challenges specifically from vendors and contractors who are mostly engaged by Kaisa-affiliated management. We have been involved in multiple litigations initiated by those vendors or contractors for the past years. We also face continued challenges in obtaining full cooperation from the vendors and contractors which may further delay the construction completion of Nam Tai Technology Center. These specific challenges from vendors and contractors could materially and adversely affect our business, financial condition, results of operations and growth prospects.

The Sales-Type Lease Arrangements entered into by Kaisa-affiliated management may be subject to Regulatory Review and Potential Penalties.

Certain Sales-Type lease arrangements entered into by prior Kaisa-affiliated management involved upfront lease payments and repurchase rights (put options) granted to customers. As previously disclosed in the 2020 annual report, this leasing model was relatively new in the local market, was not widely adopted, and was implemented under regulatory constraints that limit the transfer of property rights on industrial land. Because these arrangements involve features that may be viewed by regulators as similar to disguised sales, they may attract regulatory scrutiny.

In 2024, the Company managed to address the repurchase right obligations with customers by proposing supplemental agreements that revised the original terms. This adjustment alleviated the Company’s short-term cash flow pressure associated with making the repurchase payments. Most customers accepted the revised settlement terms.

However, we cannot assure you that the relevant governmental authorities will not review, question, or recharacterize these historical arrangements or determine that they are inconsistent with applicable laws, regulations, or policy directives. Any such review could result in administrative inquiries, penalties imposed by the relevant authorities, or other regulatory actions. If any of these events occur, our cash flows, and financial condition could be adversely affected.

Although we have completed the audit for FY2021 to 2024, our historical failure to meet reporting obligations may impose regulatory and capital-market risks.

Due to the past Shareholders Dispute and the refusal from Kaisa-affiliated management, the Company has failed to meet its disclosure obligations, resulting in the delisting from the NYSE.

Although the Company has now completed the audits of its consolidated financial statements for the years ended December 31, 2021, 2022, 2023, and 2024 with an unqualified opinion, we cannot assure you that the historical non-compliance with disclosure obligations will not impact regulatory approvals or delay our relisting progress.

We are obligated to develop and maintain proper and effective internal controls over financial reporting, and our financial reporting for FY2021 to FY2024 contains an adverse opinion on internal control.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Our management, with the participation of our chief executive officer and chief financial officer, has conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, 2022, 2023 and 2024. Based on this evaluation, we identified several deficiencies that we believe to be material weaknesses as of December 31, 2021, 2022, 2023 and 2024. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm issued an attestation report, concluding that as of December 31, 2021, 2022, 2023 and 2024, our internal control over financial reporting was ineffective. We are also required to disclose changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on an annual basis. Such material weaknesses in internal control as identified were primarily the result of significant organizational and governance disruptions caused by prolonged disputes among former shareholders and management during the period from 2021 to 2024. Due to these circumstances, the Company was unable to establish an appropriate evaluation process to assess the design and operating effectiveness of internal control over financial reporting and to maintain adequate control matrix documentation. See “Item 15. Controls and Procedures.”

After obtaining full control of the Company in 2024, the current management has been focusing on repairing material weaknesses in internal control, including bringing in necessary talents and conducting a comprehensive review and refinement of the Company’s policies and procedures. We are continuing to actively implement corrective measures, prioritizing internal control improvements in accordance with the COSO framework. However, we cannot assure you that we will achieve effective internal control in the near future and that our relisting process will not be negatively impacted by such an adverse opinion. In addition, our compliance with Section 404 requires that we incur substantial accounting expenses and expend significant management efforts. As our business continues to grow in size and complexity, we will have to continually improve our processes and infrastructure to help ensure we can prepare financial reporting and disclosures within the timeline required. We also need to hire additional accounting and financial staff with appropriate experience and technical accounting knowledge to compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results. If we are unable to remediate our material weaknesses and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we still have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.

The focus of our management and Board may continue to be diverted from our business operations to address legacy issues, hindering our competitive agility.

Our current management team and Board of Directors have dedicated, and will likely need to continue dedicating, a significant amount of their time, energy, and intellectual resources to resolving the extensive legacy issues stemming from the prior period of challenges.

These activities are wide-ranging and include overseeing multiple active litigation matters, completing the complex audits of four years of financial statements, designing and implementing a new internal control framework, and continually negotiating with lenders, regulators, and former counterparties. While these actions are necessary for the Company’s recovery and long-term stability, they represent a material diversion of management’s attention and resources away from the day-to-day operations, strategic planning, market analysis, and the implementation of our long-term growth strategy. This continued diversion could hinder our operational performance, slow our response to market opportunities and competitive threats, and ultimately limit our ability to create value for shareholders. The opportunity cost of this protracted cleanup effort is a significant, albeit non-financial, burden on the Company’s future prospects.

Risks Related to Our Business

We are heavily dependent on China’s economy and the performance of the PRC real estate market, particularly in the Guangdong-Hong Kong-Macao Greater Bay Area.

Our major real estate development, leasing and sales operations are located in China, particularly in Shenzhen and the Guangdong-Hong Kong-Macao Greater Bay Area, (the “GBA”), one of China’s most economically powerful and fastest-growing regions. Compared with traditional homebuilders, we are more focused on the development of industrial land, and our current major target clients are enterprises. Therefore, our business prospects depend significantly on the performance of the general economy and the real estate market in China, particularly in the Guangdong-Hong Kong-Macao Greater Bay Area. The rapid development of the GBA has led to an oversupply of commercial and industrial space, intensifying competition for tenants and putting downward pressure on rental rates and property values.

As of December 31, 2024, we had four significant projects located in the Guangdong-Hong Kong-Macao Greater Bay Area, including Nam Tai Inno Park, Nam Tai Technology Center, Nam Tai Inno Valley and Nam Tai • Longxi. In the event that general economic conditions in the cities and regions where we operate do not perform as expected, demand for office or commercial properties may decrease, which could adversely affect our business, operating results and financial position.

The real estate market in China is highly cyclical and its supply and demand are affected by changes in economic, social and political, regulatory, environmental and other conditions beyond our control. We cannot assure you that there will not be an oversupply of properties in the Guangdong-Hong Kong-Macao Greater Bay Area or other parts of China where we operate or intend to expand. In the event of an oversupply of properties, property prices in the markets may decline. Any market downturn in the cities or regions where we operate could adversely affect our business, results of operations and financial condition.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects. Our continued access to Chinese and local lenders may be impacted by geopolitical and economic factors outside management’s control.

The global macroeconomic environment continues to face challenges, including the global pandemic of COVID-19, the production conflicts among major oil producers in the world and uncertainties over the impact of the Russia-Ukraine conflict. The Chinese economy has shown slower growth compared to the previous decade since 2012 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest in the Middle East, Europe and Africa, which have resulted in market volatility. There have also been concerns over the relationship between China and other countries, including surrounding Asian countries. Recent international trade disputes, including tariff actions announced by the United States, China and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, financial condition, results of operations and prospects.

The tensions in U.S.-China economic relations may lead Chinese financial institutions to intensify financing scrutiny on foreign-controlled enterprises and tighten lending scales. Meanwhile, during an economic downturn, banks tend to restrict credit, and investors shift toward safe-haven assets. These factors are beyond management’s control and may exert persistent impacts on the Company’s financing capacity.

Ongoing geopolitical tensions, including tariffs, may negatively impact Shenzhen economy and local constituents’ attitudes towards us.

In recent years, escalating and prolonged U.S.-China tensions and prolonged trade wars have significantly impacted Shenzhen, a major hub for China’s foreign trade. The city has seen a decline in import/export volumes, with U.S. sanctions disproportionately targeting its high-tech enterprises. These geopolitical headwinds now pose substantial risks to our U.S.-controlled enterprise, potentially undermining partnerships with local authorities and financial institutions’ support.

Compounding these challenges, Shenzhen’s real estate market has deteriorated amid broader economic pressures—marked by prolonged price declines and corporate relocations—adversely affecting our existing property operations.

The PRC government has adopted various measures to regulate foreign investment in the property development industry and may adopt further restrictive measures in the future.

The PRC government has implemented a number of regulations and measures governing foreign investment in the property development industry.

In July 2006, the Ministry of Construction, MOFCOM, National Development and Reform Commission (“NDRC”), the PBOC, the State Administration for Industry and Commerce, or the “SAIC,” and the SAFE, issued the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, amended on August 19, 2015, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements for the procedures to set up a foreign-invested real estate enterprise, or the “FIREE,” and the thresholds for a FIREE to borrow domestic or overseas loans. In addition, since June 2007, a FIREE approved by local authorities is required to file such approvals with MOFCOM or its provincial branches. We cannot assure that any FIREE that we establish, or whose registered capital we increase, will be able to complete the filing procedures with MOFCOM in time or otherwise fully comply with those specific requirements set for FIREEs.

The regulatory restrictions imposed on foreign investment in real estate projects have been and continue to be evolving. Currently, on March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, or the “FIL,” which became effective on January 1, 2020. The FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in a “negative list.” On September 6, 2024, MOFCOM and the NDRC promulgated the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2024 Edition), which took effect on November 1, 2024 and provides that there are no specific restrictions for foreign investment in the real estate industry.

The PRC government’s restrictive regulations and measures could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations. We cannot be certain that the PRC government will not issue additional or more stringent regulations or measures, which could further adversely affect our business and prospects.

Our results of operations may vary significantly from period to period.

We derive the majority of our revenue from the sale and leasing of properties that we have developed. Our results of operations tend to fluctuate from period to period due to various factors including the overall schedule of our property development projects, the timing of the sale and leasing of our properties, the size of our land bank, our revenue recognition policies and changes in costs and expenses such as land acquisition and construction costs. The number of properties that we can develop or complete during any particular period is limited due to the size of our land bank, the substantial capital required for land acquisition and construction, as well as the development periods required before positive cash flows may be generated. At the same time, sales and leasing of real estate will be affected by market conditions.

In addition, our projects under development including Nam Tai Technology Center are large scale and are developed in multiple phases over the course of several years. The selling or leasing prices of the office and commercial units in larger scale property developments tend to vary over time, which may impact our sales proceeds and rental income, and accordingly our revenues for any given period.

Our business may be materially and adversely affected by government measures affecting China’s real estate sector, especially the industrial real estate sub-sector.

The real estate sector in China, especially the industrial real estate sub-sector, is subject to government regulations, including measures intended to curtail property speculation, as well as stabilize the cost of housing for enterprises. To achieve these objectives, the Chinese government changes its real estate policies, implementing measures and policies intended to promote the healthy development of the real estate sector. These measures regulate various aspects of the property market, including: (i) land acquisition financing, (ii) pre-sale management, (iii) sale price restriction, (iv) purchaser qualification and (v) purchaser financing.

The regulations promulgated by the central and local governments may change from time to time to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. Since 2016, many local governments including Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin have issued notices restricting the purchase of houses. However, since 2023, the Chinese government has implemented a series of accommodative policies for the real estate market, comprehensively relaxing restrictive measures to stimulate rigid demand and revitalize existing assets. Notably, China’s industrial real estate policies are “enhancing efficiency, reducing costs, and promoting upgrading”. Through measures such as relaxing floor-area ratio requirements, controlling land costs, innovating land supply models, and easing property division restrictions, 15 cities have piloted “mixed-use industrial land” initiatives to drive the transformation of traditional manufacturing toward intensive and intelligent development. It is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies or adopt new measures that are less restrictive in the future.

In May 2018, the PRC Ministry of Housing and Urban-Rural Development (“MOHURD”) issued a circular (the “May Circular”) intended to increase the supply of property. The May Circular provided that banks strictly examine the mortgagor’s loan repayment capacity before granting any mortgages, that enterprises use solely their own funds to purchase land (as opposed to borrowed funds), and that the source of such purchasing funds would be under stringent supervision.

In July 2018, the General Office of the People’s Government of Shenzhen Municipality issued a circular (the “July Circular”) intended to further strengthen the regulation of and promote the steady and healthy development of the real estate market in Shenzhen. The July Circular included restrictions on the transfer of residences and commercial apartments built on land zoned as either residential, commercial, or mixed-use.

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

On February 8, 2021, Shenzhen Housing and Construction Bureau issued a Notice on the Establishment of Release Mechanism on Second-hand Housing Transaction Reference Price. The notice prescribed that Shenzhen shall establish a second-hand housing transaction reference price release mechanism which aims to promote the transparency of second-hand housing market, guide real estate brokerage agencies to issue listing prices reasonably, steer commercial banks to grant second-hand housing loans reasonably, prevent and control personal housing credit risk, and stabilize market expectations.

On February 27, 2021, the Housing and Urban-Rural Construction Bureau, the Municipal Natural Resources Bureau and other five departments of Dongguan jointly issued the Notice on the Further Regulating the Real Estate Market Regulation, to firmly curb speculation and excessive price increases. Regulations in the notice include increasing the ratio of initial down payment, strengthening the new housing record price guidance and others. On September 30, 2024, Dongguan’s Housing and Urban-Rural Development Bureau issued the Notice on Adjusting Policy Measures for the Stable and Healthy Development of Our City’s Real Estate Market, which abolished the previous restrictions on commodity housing transfer timelines and optimized personal housing loan policies, including, among other things, lowering the minimum down payment ratio to 15% for first-time homebuyers.

Since 2023, the municipal governments of Shenzhen and Dongguan, where our key projects are located, have introduced a series of policy adjustments to gradually ease purchasing and transfer restrictions on residential properties. These measures include, but are not limited to, reductions in down-payment ratios, relaxations of eligibility criteria for home purchasers, and the removal of certain limitations on property resale. While these adjustments have contributed to a gradual recovery in local market sentiment, we will continue to monitor regulatory developments and assess their potential impact on our project portfolios.

MOHURD, NDRC, Ministry of Public Security, State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission and the CAC also issued the Opinions on Rectifying and Regulating the Order of the Housing Rental Market (the “Opinions”) in December 2019. The Opinions stipulated requirements for the management of lease registration and the control of rent financing business. Stricter control imposed on the leasing industry may increase our costs to comply with the requirements and adversely affect our business operations and financial position.

The Regulations on Urban Renewal of the Shenzhen Special Economic Zone (the “Renewal Regulations”), effective from March 1, 2021, stipulated that the land use rights assignment contract shall specify the urban renewal unit planning and include a project implementation supervision agreement. In case of industrial projects, the developer shall also sign an industrial development supervision agreement with the competent authority to clarify the regulatory requirements. Any failure to comply with the regulatory requirements may result in a penalty on the developer.

Pursuant to the Notice on Improving Industrial Land Supply Policies to Support the Development of the Real Economy issued by the Ministry of Natural Resources in November 2022, the supply model for industrial land will shift from being primarily transfer-based to an equal emphasis on leasing and transfer. The specific approaches include: Long-term leasing (5–20 years); Lease-to-transfer (lease period not exceeding 5 years); Flexible-term transfer. This diversified supply system helps reduce corporate land acquisition and investment costs.

According to Shenzhen’s “Industrial Upgrading” Project Approval Implementation Plan, the city will add more than 20 million square meters of high-standard factory buildings annually for five consecutive years, with the plot ratio ceiling raised to 6.5. The policy allows for less than 30% supporting dormitory construction, while mixed-use industrial land (M0) can integrate R&D, commercial, and logistics functions. This new policy aligns well with the Company’s existing business and future development direction.

The “Notice on Several Measures to Reduce Costs for Manufacturing Enterprises in Shenzhen” issued in November 2023 stipulates that: Land prices for key industrial projects will be set at 60% of market value; The maximum floor-area ratio (FAR) for logistics and warehousing land has been increased to 4.0; For industrial plant lease contracts registered with the government and signed for more than 5 years, landlords will receive a 1% rental subsidy (capped at RMB100,000/year) from the government. These measures are expected to benefit the Company’s leasing business and new industrial real estate development projects.

See “Item 4. Information on the Company—B. Business Overview—PRC Regulations on Real Estate Development and Management” for additional information.

In addition, we cannot assure you that the PRC or Shenzhen governments will not adopt new measures in the future. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. If we fail to comply with these measures, we may face penalties or sanctions from the government. Our operating results and financial position may be significantly and adversely affected.

We may suffer a penalty or even forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.

According to the relevant PRC laws and regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land use rights grant contract, the relevant PRC land bureau is entitled to unilaterally terminate such land use rights grant contract and claim damages for the breach of contract. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee. If we fail to commence development within a specific period, then upon approval by the competent local branch of the PRC government, the land may be subject to forfeiture to the PRC government without any compensation. Even if land development commences in accordance with the land grant contract, should the developed gross floor area remain significantly below the total required project scope or investment substantially below the required ratio, with development suspended for a specific period without obtaining the required government exemption, such land shall be deemed idle and subject to penalty or forfeiture.

Our Nam Tai Technology Center project has been suspended for about two and a half years due to shareholder proxy disputes, and we have failed to comply with some terms in related contracts. Currently, we are actively negotiating with the relevant authorities regarding potential penalty mitigation solutions. As of the date of this annual report, we have not received any penalty notice.

We cannot assure shareholders that circumstances leading to significant delays in our own land premium payments or development schedules or forfeiture of land will not arise in the future. If we pay a substantial penalty, we may not be able to meet pre-set investment targeted returns for a given project and our financial condition could be adversely affected. If any of our land is forfeited, we will not only lose the opportunity to develop the property projects on such land, but may also lose a significant portion of the investment in such land, including land premium deposits and the development costs incurred.

We may fail to obtain, or experience material delays in obtaining requisite licenses, certificates, permits or governmental approvals for our technology park development projects. As a result, our development plans, business, results of operations and financial condition may be materially and adversely affected.

Property development in the PRC, and in Shenzhen in particular, is highly regulated by the government and has long and complicated processes, which generally require a large amount of capital and involve numerous parties such as designers, material suppliers, contractors and subcontractors, and potential purchasers and tenants. At various stages of our development projects, we are required to obtain and maintain certain licenses, certificates, permits and governmental approvals, including but not limited to, qualification certificates, land use rights certificates, construction land use planning permits, construction works planning permits, construction permits, pre-sale permits, construction acceptance certificates and property ownership certificates. Before government authorities issue any license, certificate or permit, we must satisfy certain specific conditions and requirements. We cannot assure you that we will not encounter material delays or difficulties in fulfilling the necessary conditions to obtain all necessary licenses, certificates or permits for our projects in a timely manner, or at all.

We cannot assure you that the final GFA of Nam Tai Technology Center as approved by the government will be the same as expected. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations on Real Estate Development and Management” for more information.

The relevant PRC tax authorities may challenge the basis on which we have been paying our land appreciation tax obligations and our results of operations and cash flows may be affected.

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax, or “LAT,” which is levied by the local tax authorities. All taxable gains from the sale or transfer of land use rights, buildings and their attached facilities in the PRC are subject to LAT at progressive rates ranging from 30% to 60%. Exemptions are available for the sale of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. Gains from the sale of commercial properties, luxury residential properties and villas are not eligible for this exemption.

We have accrued LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities. However, provision for LAT requires our management to use a significant amount of judgment with respect to, among other things, the anticipated total proceeds to be derived from the sale of the entire phase of the project or the entire project, the total appreciation of project value and the various deductible items. Given the time gap between the point at which we make provisions for and the point at which we settle the full amount of LAT payable, the relevant tax authorities may not necessarily agree with our apportionment of deductible expense or other bases on which we calculate LAT. As a result, our LAT expenses as recorded in our financial statements of a particular period may require subsequent adjustments. If the LAT provisions we have made are substantially lower than the actual LAT amounts assessed by the tax authorities in the future, our results of operations and cash flows will be materially and adversely affected.

Failure to maintain the security of our information and technology networks, including personally identifiable and customer information, as well as uncertainties with respect to the interpretation and implementation of cybersecurity review procedures and proprietary business information, could significantly adversely affect us.

In the PRC, the government is still ramping up regulations with regard to personal information protection. On October 1, 2020, the Information Security Technology—Personal Information Security Specification (GB/T 35273-2020), or the “2020 Specification,” took effect. Although the 2020 Specification is a recommended guideline, and it is not enforceable by law, the authority will use this standard to evaluate our compliance with China’s legal guidelines and regulations regarding personal information protection. On August 20, 2021, the Standing Committee of the National People’s Congress, or “SCNPC,” promulgated the Personal Information Protection Law of the PRC, or the “Personal Information Protection Law,” which integrates various rules with respect to personal information rights and privacy protection. The Personal Information Protection Law, which took effect on November 1, 2021, seeks to protect the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities conducted by entities outside China for natural persons within China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. The Personal Information Protection Law provides severe punishment for violations of the regulations relating to the processing of personal information.

The relevant regulatory authorities in China continue to monitor websites and networks in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. For example, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for a security review procedure for data that may affect national security.

Furthermore, the CAC, the NDRC, the Ministry of Industry and Information Technology, or the “MIIT,” and several other administrations jointly published the Measures for Cybersecurity Review, which became effective on February 15, 2022. The Measures for Cybersecurity Review provide that certain operators of critical information infrastructure engaged in the purchasing of network products and services, and certain network platform operators carrying out data processing activities, in each case that affect or may affect national security, must apply with the Cybersecurity Review Office to conduct a cybersecurity review. On July 30, 2021, the State Council issued the Security Protection Regulations for Critical Information Infrastructure, or the “Regulation for CII,” which became effective on September 1, 2021. The Regulation for CII specifies that CII refers to important Internet facilities and information systems in significant industries, such as public communication, information services, energy, traffic, water conservancy, financing, public services, e-government, national defense technology, and other facilities that once destroyed, lost function or data leakage, may seriously endanger national security, national economy, people’s livelihood, and public interest. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to further decisions of competent PRC regulatory authorities.

The PRC regulatory authorities have also undertaken recent efforts to enhance the supervision and regulation of cross-border data transmissions.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and regulate security assessment procedures with respect to cross-border data transfers by data processors of important data and personal information that is collected and generated during operations within the PRC. The Measures for the Security Assessment of Cross-border Data Transmission provide a six-month transition period (beginning from the regulation’s effective date) for data processors to rectify their compliance with the security assessment requirements with regard to cross-border data transfers carried out before these measures take effect (September 1, 2022). On March 22, 2024, the CAC issued the long-awaited Provisions on Facilitating and Regulating Cross-Border Data Transfers, effective as of the same date. The CAC simultaneously updated the Guidelines to Applications for Security Assessment of Outbound Data Transfers and the Guidelines for Filing the Standard Contract for Outbound Cross-Border Transfer of Personal Information to harmonize the current rules applicable to cross-border data transfers. These regulations benefit many multinational companies that are involved in the transfer of personal information and other data out of China. The essence of these regulations consists of exceptions to existing data compliance requirements (such as the need to conduct “security assessments” and to complete “standard contracts”) set out under pre-existing laws and regulations concerning outbound cross-border data transfers.

On September 24, 2024, the State Council published the Regulations on Network Data Security Management, or the Network Data Regulations, which became effective on January 1, 2025. The Network Data Regulations restate and further specify the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have an impact on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard, and we cannot assure that relevant governmental authorities will not interpret or implement relevant laws or regulations in ways that may negatively affect us. Security breaches and other disruptions of our information and technology networks could compromise our information and expose us to liability, reputational harm and significant remediation costs, which could cause material harm to our business and financial results. In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information, and information relating to our customers and information of our employees, contractors and vendors, in our networks. Despite our security measures, and those of our third-party service providers, our information technology and infrastructure may be vulnerable to attacks by third parties or breached due to employee error, malfeasance or other disruptions. A significant theft, loss, corruption, exposure, fraudulent use or misuse of customer, employee or other personally identifiable or proprietary business data, or noncompliance with our contractual or other legal obligations regarding such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us. Such an event could additionally disrupt our operations, harm our relationships with contractors and vendors, damage our reputation, result in the loss of a competitive advantage, which could adversely affect our business, revenue, competitive position and investor confidence.

We face risks of losing control of corporate chops, business licenses or the legal representative, which may materially disrupt our business operations, damage our financial condition, and harm our reputation.

We face significant operational and legal risks associated with the control of corporate chops (company seals), business licenses and the authority of the legal representative for our PRC subsidiaries. Unlike common law jurisdictions where signatures typically bind companies, China’s legal system places paramount authority on the physical corporate chops and the official actions of the legal representative. The improper handling, unauthorized retention, or loss of control over these physical items or any conflict regarding the designation of the legal representative by any party could severely disrupt our normal business operations, such as impeding our ability to enter into binding contracts, access bank accounts to conduct routine financial transactions, or complete regulatory filings.

Examples of mishandling of corporate chops and disputes over the authority of the legal representative include (1) unauthorized use, or “chop-napping,” where physical possession of corporate chops and the control over the identity of the legal representative becomes a bargaining chip in internal disputes; (2) refusal to cooperate with the Board by “rogue” executives in control of corporate chops (usually the legal representative), who may refuse to give access to chops, which are necessary for bank access, contract signing, and government filings, and (3) forgery of corporate chops by rogue employees.

The historical precedent of operational disruptions during past governance challenges, which involved issues related to corporate chops and legal representative authority, underscores the material nature of this risk factor. Any future occurrence could lead to immediate operational paralysis and significant financial losses.

We are a holding company that depends on dividend payments from our subsidiaries for funding. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets.

We are a holding company established in the British Virgin Islands; we operate most of our business and operations through our subsidiaries in China. Our ability to pay dividends to our shareholders and to service our indebtedness outside China depends significantly upon dividends that we receive from our subsidiaries in China. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund certain reserve funds until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profits to its discretionary general reserves. As of December 31, 2021, 2022, 2023 and 2024, our statutory reserves amounted to US$3.4 million, US$4.1 million, US$4.5 million and US$4.1 million, respectively. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and our ability to receive distributions. Specifically, all lending banks of the Company prohibited the borrower from paying dividends or reducing capital before full repayment of the loans. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Failure to repay our debt timely, upon demand or comply with the restrictive covenants imposed by our loans could restrict future borrowings or cause all of our debt to become immediately due and payable, which could impair operations and adversely affect our results of operations and financial condition.

We have several loan agreements with commercial banks in China and may enter into new loan agreements with banks in and outside China. If we fail to repay the principal or interest when it becomes due or fail to comply with certain restrictive covenants in any of our loan agreements, we will be in default under the loan agreement, which may trigger cross-defaults in other loan agreements. The lingering impacts of past operational challenges and the Shareholder Dispute have previously led several major Chinese banks, including Bank of Guangzhou and Bank of China, to downgrade our credit status to “special mention”. Such downgrades represented increased risk to the lenders and have resulted in, and may continue to result in, tighter credit terms, higher interest rates, and reduced lending capacity. Although current management has worked actively to rebuild these critical banking relationships and has successfully refinanced some obligations through alternative means, the perception of elevated risk may continue to influence lender decisions in the future.

Moreover, certain loan agreements contain covenants restricting our relevant PRC subsidiaries from (i) engaging in mergers, joint ventures, or restructurings, (ii) engaging in material investments, capital reduction, equity transfers, or transfer of material assets, (iii) substantially increasing our indebtedness, or (iv) distributing dividends without the relevant lender’s prior written consent, failing which we may be required to fully settle the outstanding amounts under the relevant loan agreements. Some of these loan agreements may impose strict operational and financial performance requirements on us and our relevant PRC subsidiaries. Upon the occurrence of any material adverse change, as may be determined by the banks which affects or will affect our ability to repay the debt or the banks’ rights and interests, or if any cross-default occurs, these banks are entitled to accelerate payment of all or any part of the loan under the relevant loan agreements and/or to enforce all or any of the security for such loans. Early repayment obligations could strain cash flow, particularly if the company faces operational challenges. In the event of financial underperformance, these terms may further significantly hinder our business development. Any default restricts our ability to obtain financing in the future, which could materially and adversely impact our financial condition and cash flows.

Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely restrict our ability to complete existing projects, expand our business, or repay our obligations and affect our financial performance and condition.

While the company’s business model continues to evolve with a strategic shift away from active land acquisition for large-scale development projects, the ongoing requirement for substantial financing needs for our core property business persists. As of the date of this annual report, we have funded our operations primarily through bank borrowings, proceeds from sales and pre-sale of our properties and proceeds from issuance of equity and debt securities. We obtain commercial bank financing for our projects through credit lines extended on a case-by-case basis. Our ability to secure sufficient financing for land use rights acquisition and property development and repayment of our existing onshore and offshore debt obligations depends on a number of factors that are beyond our control, including lenders’ perceptions of our creditworthiness, sufficiency of collateral, if any, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. Due to the current measures imposed by the PRC government (as well as other measures that may be imposed in the future) which limit our access to additional capital, as well as restrictions imposed on our conduct under existing debt arrangements, we cannot assure shareholders that we will be able to obtain sufficient funding to finance intended purchases of land and land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Our failure to obtain adequate financing in a timely manner and on reasonable terms could severely adversely restrict our ability to complete existing projects, expand our business or repay our obligations and affect our cash flow, liquidity, financial performance and condition.

The “Three Red Lines” policy may have a material adverse effect on our access to capital and future growth prospects.

Implemented in 2020 with a compliance deadline for the end of 2023, the “Three Red Lines” policy represents a fundamental shift in China’s regulatory approach to the real estate sector. This policy, designed to deleverage the entire real estate industry, mandates that all developers must meet three key financial metrics: a liability-to-asset ratio (excluding advance receipts) below 70%, a net gearing ratio below 100%, and a ratio of cash to short-term debt above one.

The policy enforces a strict, color-coded, four-tier system that links a developer’s compliance status directly to its debt-raising capacity. Each tier, defined by the number of “red lines” breached, carries escalating penalties that restrict the developer’s ability to increase interest-bearing debt:

1.	Green Tier (Compliant with all three lines): Permitted annual debt growth is capped at 15%;

2.	Yellow Tier (Breaching one line): Permitted annual debt growth is capped at 10%;

3.	Orange Tier (Breaching two lines): Permitted annual debt growth is capped at 5%;

4.	Red Tier (Breaching all three lines): Developers are completely prohibited from increasing their interest-bearing debt. This effectively halts their capacity for debt-financed expansion.

The consequences of non-compliance extend beyond growth constraints. Regulators, including banking authorities, may subject non-compliant companies to intensified supervisory scrutiny, which can include restrictions on new project approvals and access to capital markets.

This regulatory framework has fundamentally reshaped the industry’s landscape. By imposing a hard deadline for deleveraging, the policy has triggered a systemic contraction of credit within the banking and real estate sectors. It has rendered the previously dominant “high-leverage, high-turnover, high-growth” business model (once widely-accepted “industry standard” for Chinese property developers) unsustainable. Consequently, this policy has accelerated a widespread industry consolidation, where highly leveraged companies face severe financial distress, while “Green” tier companies with stronger balance sheets are positioned to capture market share.

While our business model is evolving, the Company’s operations and asset base remain substantially tied to the property sector. A tightened credit market constrains our access to capital, which is critical not only for completing existing projects but also for funding future strategic initiatives. This industry-wide credit contraction poses a significant risk to our liquidity, profitability, and competitive positioning. Our ability to execute our long-term strategy is therefore contingent upon maintaining stringent financial discipline and successfully adapting to this new paradigm of constrained leverage, with no assurance of success.

Fluctuations in interest rates, particularly the Loan Prime Rate (LPR), could significantly increase our borrowing costs.

Our financial performance is directly exposed to interest rate risk in the PRC, as a significant portion of our onshore debt carries variable rates benchmarked to China’s Loan Prime Rate (LPR). An upward shift in the LPR, driven by PBOC monetary policy, would directly increase our interest expenses. This rise in financial costs would occur without a corresponding, immediate increase in our revenue, thereby directly compressing our profit margins and operating cash flow. This fundamental exposure is systemic; the market-wide shift following the 2019 LPR reform means long-term fixed-rate corporate loans are generally unavailable, eliminating a traditional hedging strategy at the product level.

In the PRC market, as a non-financial enterprise, we do not have direct access to the interbank market. Consequently, we lack viable options to engage in interest rate hedging using financial derivatives (e.g., swaps, caps) due to various operational and market constraints inherent in the market. Our exposure to interest rate fluctuations remains and may impact our profitability.

Our financial condition and results of operations may fluctuate significantly due to seasonality, and our periodic financial results may not fully reflect the underlying performance of our business.

Our periodic operating results have fluctuated in the past and will fluctuate in the future due to seasonality. We generally rent out a greater number of units during spring and fall. We typically experience a lower level of rental in the summer and winter months, especially around the Chinese New Year, when a large number of workers return to their hometowns to celebrate the Chinese New Year. Rental activity generally picks up after the Chinese New Year when these workers return to work and factories re-open. As a result of these factors, our revenues may vary from quarter to quarter, and our annual results of operations may be difficult to predict based on a quarter-to-quarter comparison of our results of operations. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our common shares to fall. As our revenues grow, these seasonal fluctuations may become more pronounced.

We may not be able to fully utilize our net operating loss carryforwards.

Our operating activities in the short term will consist principally of leasing and the sale of properties. Certain of our net operating losses for PRC tax purposes may be carried forward to offset taxable income in future years, subject to applicable statutory limitations and requirements. If there are changes in the relevant PRC tax laws, regulations or policies applicable to the real estate industry, or if we are unable to generate sufficient taxable income within the applicable carryforward periods, we may not be able to fully utilize our tax loss carryforwards, and our forecasted profits in the future may also be affected.

We may be subject to fines due to the lack of registration of our leases.

Pursuant to relevant PRC regulations, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. However, there may be instances where our company, as the lessor, may fail to complete the registration and filing procedures for certain lease agreements. Generally, the failure to register the lease agreements does not affect the validity of the lease agreements under the relevant PRC laws and regulations, or our rights or entitlements to lease out the investment properties to tenants. However, we may be required by relevant government authorities to rectify the situation within a specified time limit, and if we fail to comply, we may be subject to a fine. The imposition of the above fines could require us to make additional efforts and/or incur additional expenses, any of which could materially and adversely impact our business, financial condition and results of operations. The registration of these lease agreements to which we are a party requires additional steps to be taken by the respective other parties to the lease agreement which are beyond our control. We cannot assure shareholders that the other parties to our lease agreements will be cooperative and that we can complete the registration of these lease agreements and any other lease agreements that we may enter into in the future.

We face ongoing maintenance challenges at our completed projects.

Our two operational projects, Nam Tai Inno Valley and Nam Tai Inno Park, face maintenance challenges that require careful capital allocation decisions. Over the past few years, the Company’s experience with liquidity challenges necessitated the deferral of non-essential capital work across both properties, which has contributed to an accumulation of significant maintenance expenses.

Nam Tai Inno Valley, which was converted from a production plant and opened for lease in 2018, requires ongoing attention to aging infrastructure and inherent design limitations. We have addressed critical issues affecting tenant experiences, such as water leakage, and safety systems, including fire protection, on an urgent basis. However, we are deferring certain capital-intensive refurbishments (elevators, roofing systems) pending clearer visibility on long-term infrastructure requirements. Should these maintenance needs become more pressing, we may be compelled to undertake substantial capital expenditures to prevent deterioration in rental quality and tenant retention.

Nam Tai Inno Park, which has been opened for lease since 2020, has faced various maintenance challenges arising from both construction defects linked to vendors and contractors appointed by former management, as well as normal aging of building components. Key capital allocations during 2020 to 2024 have encompassed fire safety remediation, building envelope repairs, and critical system updates. As the project ages, the continuous need to address further refurbishment while maintaining fiscal discipline represents an important aspect of the project’s ongoing operational management.

In conclusion, both projects face potential maintenance requirements that could create significant financial pressure. Given the current market environment, our ability to pass these additional costs to tenants remains substantially constrained. This limitation may consequently exert noticeable downward pressure on our future operating margins and overall financial performance.

Macroeconomic headwinds, market oversupply and direct competition directly from adjacent projects pose significant risks to Nam Tai Inno Park’s occupancy and rental income.

The occupancy levels and rental income generated by the Nam Tai Inno Park project, located in the Guangming District of Shenzhen, face significant downward risks. This vulnerability stems primarily from two interrelated factors: (1) broader macroeconomic headwinds dampening demand for industrial real estate, and (2) the prevailing oversupply in the district, most notably the intensified competitive pressures directly from the recent launch of rival projects, including but not limited to Shangzhi Science Park and CIMC Smart Park. Market cyclicality has precipitated a softening in tenant expansion plans across Shenzhen’s technology and manufacturing sectors, leading to subdued leasing activity. Concurrently, the influx of new supply—exemplified by Shangzhi Science Park’s cutting-edge R&D facilities and CIMC Smart Park’s integrated logistics ecosystem—threatens to fragment existing tenant pools. These competing developments offer comparable locational advantages (e.g., proximity to supply chains and talent hubs) while deploying aggressive rental incentives, such as graduated rent-free periods and customized fit-out subsidies. Consequently, Nam Tai Inno Park may experience tenant attrition at lease renewal junctures and face pricing erosion when securing new occupiers, thereby compressing overall project yield.

We may incur cost overruns and revenue impairment from delays in the Nam Tai Technology Center project.

The timely and cost-effective completion of our Nam Tai Technology Center project is subject to risks associated with various factors, including: delays in obtaining necessary governmental licenses, certificates, permits and approvals; shortage of contractors, materials, equipment or skilled labor, coupled with potential increase in labor or raw material costs; failure by third-party contractors to comply with our designs, specifications or standards; onsite labor disputes or accidents; natural catastrophes or adverse weather conditions; changes in governmental practices and policies; the possibility that lenders could withdraw funding support due to future adverse events, jeopardizing project liquidity; and other unforeseen problems or circumstances.

The Nam Tai Technology Center project, whose construction began in 2019, may encounter additional challenges arising from the proxy fight and its aftermath, in addition to the risks listed above. The construction of the project has been stalled for 2.5 years and resumed since March 2025. The project continues to grapple with legacy issues from vendor relationships, many of whom were signed up and initially managed by former management.

Moreover, the extended suspension has exposed the project to continuous increases in labor and material costs in recent years. Should further delays occur, we may face additional cost escalations. Our construction contracts, while typically providing for fixed or capped payments, are subject to adjustment for changes in PRC government-suggested prices for certain raw materials we use, such as steel and cement, as well as increases in labor costs driven by wage growth in China. Such increases could be passed on to us by our contractors, and our construction costs would increase accordingly, and subsequently reduce earnings, especially if we are unable to fully pass these costs on to tenants, a practice generally considered unviable in the current competition environment.

On the revenue side, a delayed lease-up period arising from the project delay would compress the project’s internal rate of return (“IRR”), particularly when compounded with continued interest expenses during the extended development phase. We may also miss optimal leasing windows to secure high-quality tenants from our target sectors, such as artificial intelligence, biomedicine and new material technology, limiting our ability to achieve projected rental rates and occupancy levels, thereby further impairing the project’s investment return.

Lastly, we may also be penalized by the local authorities if we fail to complete our projects on time. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations on Real Estate Development and Management” for information on the regulatory procedures and restrictions relating to delay of construction acceptance in PRC.

Our failure to manage our business expansion effectively could materially and adversely affect our results of operations and future prospects.

Our expansion has created, and will continue to place, substantial demand on our resources. Our ability to manage future growth opportunities and integrate any acquired businesses is subject to significant risks, including but not limited to, the challenges of: continued compliance with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval for the real estate construction as required under the PRC law; maintaining adequate control over our business expansion to prevent, among other things, project delays or cost overruns; retaining key employees and maintaining relationships with business partners; attracting, training and motivating members of our management and qualified workforce; implementing adequate financial and operational controls; and sourcing the necessary capital on acceptable terms. These challenges may also give rise to significant uncertainty as to whether we will be able to successfully integrate disparate operations, corporate cultures and systems.

Any failure to meet these challenges could result in project delays, cost overruns, an inability to achieve projected synergies or cost savings, and even potential write-downs of acquired assets. Our historical experience demonstrates that expansion into new business areas, such as the decision to set foot in residential development made by the former management in 2020, can create significant internal strain, which stems from difficulties in coordinating resources and, critically, fundamental disagreements among shareholders regarding strategic directions. Furthermore, our strategic outlook involves exploring into new ventures, such as capital-light services and other ventures aiming at creating new revenue streams. This diversification into new business lines further increases the organizational complexity and the challenges associated with effectively allocating our limited resources.

In the current environment where China’s real estate industry is undergoing a significant and deleveraging, companies are compelled to adapt to evolved business models. Our ability to successfully adapt, survive and ultimately establish sustainable new growth areas, will be critical to our long-term success. This transformation, in which we must simultaneously manage internal growth and adapt to external changes, adds another layer of complexity to our expansion efforts.

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

We may face intense competition from other developers. Other Chinese troubled real estate companies and competitors may disrupt the market by engaging in price wars, or conducting fire sales of assets at deep discounts to address liquidity or debt maturity issues. This may severely impact the company’s operating margin and profitability.

The property industry in the PRC is highly competitive. In recent years, the total floor area and the vacancy rate of office properties in Shenzhen increased while the rental rate declined. We are exposed to such risk and the possibility that property prices may fall significantly may adversely affect our revenue and profitability.

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

In fact, other financially distressed Chinese real estate developers and competitors may disrupt the market by initiating price wars and conducting fire sales of assets at deep discounts to address their liquidity issues or massive debt maturities. This could significantly erode the company’s operating margins and profitability. Specifically, from 2021 to 2024, the absorption period for the market in Machong, Dongguan, where the Nam Tai • Longxi project is located, increased from five months to 50 months. In the absence of any new supply, it would take 50 months to sell all the existing housing inventory in the market. Meanwhile, the rent for space around the Nam Tai Inno Park project has declined from RMB60 to about RMB40 per square meter per month and we believe this trend is likely to persist.

Some of our competitors have competitive advantages over us, including greater economies of scale, more well-known brands, new and different business models, lower costs, larger customer bases, more experience in real estate development and greater financial, marketing, technology, human resources, as well as other expertise and resources. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. We cannot assure you that we will always be able to successfully compete against our competitors. In addition, competition among property developers may result in increased costs, shortage of raw materials, oversupply of properties, and difficulty in hiring or retaining qualified personnel, any of which may adversely affect our business, financial condition and results of operations.

Commercial investment properties and properties held for sale are generally illiquid investments and the lack of alternative uses for such properties could limit our ability to respond to changes in the performance of our properties.

As of December 31, 2024, we held approximately 400,000 square meters (in total “GFA”) of investment properties in Shenzhen and Wuxi in China. As of December 31, 2024, we also had approximately 190,000 square meters of investment properties under construction for which we plan to develop commercial properties for lease. We anticipate that we may prudently and gradually increase our commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate, and as a result, our ability to sell our properties in changing economic, financial and investment conditions is limited. In addition, we may need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we could obtain financing for such expenditures at a reasonable cost, or at all.

Furthermore, the aging of commercial investment properties or properties held for sale, changes in economic and financial conditions, or changes in the competitive landscape in the PRC or U.S. property markets, may adversely affect the rental income and revenue we generate from these properties, as well as their fair value. However, our ability to convert any of these properties to alternative uses is limited, as such conversion requires extensive governmental approvals in the PRC and involves substantial capital expenditures for renovation, reconfiguration and refurbishment. We cannot assure you that such approvals or financing can be obtained when needed. These and other factors that impact our ability to respond to adverse changes in the performance of our retail and commercial investment properties, as well as properties held for sale, may adversely affect our business, financial condition, cash flow and results of operations.

Increases in the rate of cancellations of leasing agreements could have an adverse effect on our business.

Both Nam Tai Inno Park and Nam Tai Inno Valley have achieved stable operations, generating consistent annual cash flow for the Company. In some cases, lessees may cancel the lease agreements for reasons such as failure of tenants to obtain necessary business approvals and certificates, changes in state and local laws and regulations, and financial distress of the lessee. In addition, intensified price and quality competition from neighboring projects may also prompt tenants to seek alternative locations. An economic downturn in China, and, in particular, a downturn in the key industries where our tenants are concentrated could disproportionately impact our leasing stability.

However, our ability to mitigate losses from early terminations is limited. Our standard lease agreements typically restrict our remedy to the security deposit, generally equivalent to two months’ rent and one month’s management fee. Due to legal and market constraints, we often cannot enforce clauses to recover the full remaining lease value. A significant increase in early terminations would therefore lead to higher vacancies, unplanned losses, and increased re-leasing costs, adversely affecting our revenue and profitability.

If the value of our brand or image diminishes, it could have a material adverse effect on our business and results of operations.

We intend to continue promoting the “Nam Tai” brand in key cities in our target markets by delivering quality products and attentive real estate-related services to our customers. Our brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends on our ability to satisfy customer needs by further developing and maintaining the quality of our services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation is otherwise hindered, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

We face intense competition for funding, which could increase our financial cost and limit our growth.

Beyond the commercial competition for tenants and buyers, a key challenge we encounter is the cautious lending approach adopted by commercial banks towards the real estate sector in China. Due to the pervasive stress on China’s property market, banks have become more selective in extending credit to participants in the industry. Major domestic banks have imposed strict controls on both the aggregate quota for real estate development lending and the overall exposure limits to the sector, effectively creating a sector-wide credit constraint. The heightened risk awareness has intensified competition for limited credit resources among developers, requiring us to compete more aggressively with industry peers for financing. A similar scenario also applies to non-banking financing options, including alternative financing instruments and private lending.

As we compete with other developers for bank loans or non-banking financings, we may face higher financing costs and more restrictive terms. Should financing become less accessible or more expensive, we might experience delays in project timelines and face pressure on our profit margins.

Any future investments or acquisitions could expose us to unforeseen risks or place additional strain on the management and other resources.

As part of our business strategy, we regularly evaluate investments in or acquisitions of subsidiaries and joint ventures, and we expect that we will continue to make such investments and acquisitions in the future. Any potential future acquisition may be accompanied by a number of risks, including those related to the evolving legal landscape in China. An acquired business may underperform relative to expectations or may expose us to unexpected liabilities. Acquisitions of entities that own real estate may involve risks in addition to the risks inherent in a real estate acquisition, because the acquisition of an entity generally includes all of the liabilities of the entity—known and unknown, fixed and contingent—rather than only the liabilities related to the real estate. These liabilities, which could be material, may include those not disclosed by the seller of the entity or not discovered during our due diligence. In addition, the integration of any acquisition could require substantial management attention and resources. If we are unable to successfully manage the integration and ongoing operations, or hire and retain additional personnel necessary for the running of the expanded business, the results of our operations and financial performance could be adversely affected.

Acquisitions may result in the incurrence and inheritance of debts and other liabilities, assumption of potential legal liabilities in respect of the acquired businesses, and incurrence of impairment charges related to goodwill and other intangible assets, any of which could harm our business, financial condition and results of operations. In particular, if any of the acquired business fails to perform as we expect, we may be required to recognize a significant impairment charge, which may materially and adversely affect our businesses, financial condition and results of operations. As a result, there can be no assurance that we will be able to achieve the strategic purpose of any acquisition, the desired level of operational integration or our investment return target.

We may pursue non-real-estate business, which may involve different sectors of risks.

We may look into new business opportunities beyond real estate to focus on resilient and long-term value-driven business. The success of these new business opportunities remains uncertain, as they require additional capital, specialized talent acquisition, and increased management complexity—all of which may introduce new risk factors.

We rely on our key management members and the loss of their services or investor confidence in such personnel could have a material adverse effect on our business, results of operations and financial condition.

We depend on the services provided by key management members. Competition for management talent is intense, especially for experience and ability to navigate complex and distressed situations. We rely on the leadership, expertise, experience and vision of our directors and senior management team. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations, and we may incur additional expenses to recruit, train and retain qualified personnel. Moreover, we may need to employ and retain more management personnel to support an expansion into high-growth cities on a much larger geographical scale. If we cannot attract and retain suitable personnel, especially at the management level, our business and future growth will be adversely affected.

The interests of our major shareholders may not be aligned with the interests of our other shareholders.

If our major shareholders act together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of their shares. These actions may be taken even if they are opposed by our other shareholders.

The property development business is subject to claims under statutory quality warranties.

Under PRC law, all property developers in the PRC must provide certain quality warranties for the properties they construct or sell. We will be required to provide these warranties to our tenants and customers. Generally, we receive corresponding quality warranties from our third-party contractors with respect to our development projects, on which we are permitted to rely. If a significant number of claims were brought against us under our warranties and if we were unable to obtain reimbursement for such claims from our third-party contractors in a timely manner or at all, or if the money retained by us to cover our payment obligations under the quality warranties was not sufficient, we could incur significant expenses to resolve such claims or face delays in remedying the related defects, which could harm our reputation, and materially adversely affect our business, financial condition and results of operations.

Failure to protect our brand or trademark may adversely affect our business.

We own trademarks for “Nam Tai Inno Park”, “Nam Tai”, Company logo , and in the form of Chinese characters in the PRC and Hong Kong. We rely on the country and region’s intellectual property and anti-unfair competition laws and contractual restrictions to protect our brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

In the PRC, the registration and protection of a company’s corporate name is regional and limited to its related industry. Although we have registered our corporate name “Nam Tai” in certain provinces where we operate, we cannot prevent others from registering the same corporate name in other provinces or industries. If another company registers “Nam Tai” as its corporate name in a province where we have not registered it, or in a different industry, we would have to adopt another corporate name to enter that market or industry. Moreover, the use of “Nam Tai” by another company may lead to confusion in the marketplace and reduce the value of our brand name.

Sold units purchased at a higher price may sue us in a class action if the market continues to go down.

Our saleable project, Nam Tai • Longxi, was launched during the peak of the real estate market with premium pricing in 2021. However, due to the current economic downturn and other factors, we are now offering residential units at discounted prices to accelerate inventory clearance. This pricing adjustment may potentially lead to dissatisfaction among clients who purchased properties at higher prices during the initial launch phase, which could result in legal actions against the company.

We face litigation risks and regulatory disputes in the course of our business.

In the ordinary course of our business, claims and disputes involving project owners, customers, labor, contractors, suppliers, business partners and regulatory authorities may be brought against us or by us. Claims may be brought against us for alleged defective or incomplete work, liabilities for defective products, related personal injuries or death, damage to or destruction of property, breaches of warranty and late completion of the project, as well as claims relating to taxes, among others. Such claims could involve actual and liquidated damages. We may also engage in disputes with regulatory authorities regarding taxation and matters in connection with our business and operations. Negotiations and legal processes for claims and disputes may be lengthy and costly, and may result in an adverse impact on our business, financial condition and results of operations. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings”.

Insurance may not cover all potential losses from damage affecting our assets and business.

We maintain property and liability insurance policies with coverage features and insured limits that we believe are consistent with market practices in the property development sector in Shenzhen, China. Nonetheless, the scope of insurance coverage that we can obtain may be limited, as we have to consider the commercial reasonableness of the insurance cost. There are also certain types of losses that are currently uninsurable in China. Our contractors may not be sufficiently insured themselves, or have the financial ability to absorb any losses that arise with respect to our projects or settle any claims we may have against them. We generally do not maintain any business disruption insurance or key-man insurance. As such, certain types of losses, generally of an unforeseen or catastrophic nature, such as those caused by the outbreak of COVID-19 or other infectious diseases, fires, natural disasters, and terrorist acts, may not be sufficiently, or at all, covered by insurance. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial conditions and results of operations, could be materially and adversely affected.

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. Environmental laws and regulations that apply to any given development site vary significantly according to the site’s location, environmental conditions, the present and former uses of the site and the nature of the adjoining properties. Compliance with environmental laws and regulations may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activities. Although we have received environmental assessments by the local PRC environmental regulatory authorities that we are permitted to proceed with our projects, it is possible that these reviews did not reveal all environmental liabilities and the PRC environmental regulatory authorities could in the future curtail our operations. In addition, we also cannot assure you that the PRC government will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditures.

The interruption or failure of our systems or our business partners’ systems could impair our ability to effectively provide our services, which could damage our reputation and subject us to penalties.

A robust technology platform is essential for our company to enhance operational efficiency, optimize asset performance, and drive data-informed strategic decisions across our real estate development portfolio. Our systems remain vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and other similar events. Our servers are subject to risks such as break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios.

Furthermore, our systems and technologies, including our website and database, could contain undetected errors or “bugs” that could adversely affect their performance, or they could become outdated, and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent, prolonged or persistent system failures, our quality of services, customer satisfaction, and operational efficiency could be severely harmed, which could also adversely affect our reputation. Steps we take to increase the reliability and redundancy of our systems may be costly, which could reduce our operating margin, and there can be no assurance that any increased reliability may be achievable in practice or would justify the costs incurred.

In addition, we collaborate with various business partners in our day-to-day operations, and our ability to provide satisfactory services to customers also depends on the maintenance and efficacy of such business partners’ systems, such as the maintenance of networks with necessary speed, bandwidth, and stability. If any of our business partners’ systems encounter errors, “bugs” or other problems, our ability to effectively provide our services may be adversely affected, our reputation may be harmed, and we may also face customer complaints and be subject to fines and other penalties from competent authorities.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted (i) a stock option plan in 2016 (the “2016 Share Option Plan”), (ii) a stock option plan in 2017 (the “2017 Share Option Plan”), and (iii) a long-term incentive plan (the “LTIP”), in 2022, to provide additional incentives to employees, directors, consultants and other service providers. The maximum aggregate number of common shares which may be issued under the 2016 Share Option Plan is 3,500,000 shares. No options were or will be granted pursuant to the 2016 Share Option Plan during the years from 2021 to 2024. As of December 31, 2024, 766,200 options were issued and outstanding under the 2016 Stock Option Plan. The maximum aggregate number of common shares which may be issued under the 2017 Share Incentive Plan is 1,500,000 shares. No options were or will be granted pursuant to the 2017 Share Option Plan during the years from 2021 to 2024. As of December 31, 2024, 1,140,000 options were issued and outstanding under the 2017 Stock Option Plan. The maximum number of shares that may be delivered to the LTIP participants in connection with RSUs granted is 10,000,000 shares. See “Item 6. Directors, Senior Management and Employees—Compensation—Employee Share Incentive Plans.” We also expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

We may be adversely affected by the performance of third-party contractors.

We rely on third-party contractors to provide various services, including design, pile setting, foundation digging, construction, equipment installation, interior decoration, and other works. Our principal third-party contractors carry out property construction and may subcontract various works to independent subcontractors. We endeavor to engage contractors with good reputations, strong track records, and sufficient financial resources. We also implement and follow our own quality control procedures and routinely monitor works performed by third-party contractors. However, we cannot assure you that all work performed by third-party contractors will meet our quality standards and that expensive and time-consuming replacements or remedial actions may have to be deployed, delaying our project schedules. As we expand into new regional markets in China, we may face challenges in recruiting sufficient qualified contractors. Contractors may also undertake projects for other developers, engage in risky or unsound practices, or encounter financial and other difficulties, any of which may adversely affect their ability to complete their work for us on time and within budget.

We rely on our employees, real estate brokerage brands and their affiliated agents, financial institutions, and other business partners to provide quality services to customers. Their illegal actions or misconduct, or any failure by them to provide satisfactory services or maintain their service levels, could materially and adversely affect our business, reputation, financial condition and results of operations.

Real estate agents and certain personnel are the ultimate providers of the services, and our brands and reputation may be harmed by their actions that are outside our control. We rely on our employees, supporting staff and platform operation staff to provide housing transactions and services.

Notwithstanding the strictly enforced service protocols, our employees, especially our agents, may not fully comply with our protocols and laws or regulations, and may engage in misconduct or illegal actions, which may result in negative publicity and adversely impact our reputation and brand image.

We rely upon connected agents to serve some of our housing customers. Although we have established comprehensive service protocols for agents and maintain rigorous governance mechanisms, we may not be able to exercise the same level of control over the conduct of connected brokerage brands and their agents as we would if we owned them or they were our employees. In the event of any unsatisfactory performance, lack of certain qualifications or licenses, misconduct, inappropriate service performances for illegal purposes, inappropriate remarks on we-media platforms, or other illegal actions, such as dishonesty, personal torts or extortion, by connected real estate brokerage brands and their agents, the disputes resulting from such actions may involve us and we may suffer reputational and financial damage and incur liabilities and even administrative penalties. For example, if connected agents provide inaccurate information to housing customers, who submit complaints to regulatory agencies, we may be involved as a related party in such disputes. If connected agents engage in embezzlement of housing customers’ transaction funds and become subject to liabilities and/or legal proceedings, we could be involved in negative publicity. Misconduct by real estate agents is subject to an increasing level of scrutiny by the regulatory authorities who would publicize such misconduct, which could damage our overall reputation, disrupt our ability to attract new customers or retain our current customers and diminish the value of our brand.

Our auditor has included ‘Substantial Doubt about the Company’s Ability to Continue as a Going Concern’ in its audit opinion, and our ability to continue as a going concern is dependent on our ability to significantly improve our liquidity position.

We experienced a net income from operations of $10.2 million in 2021, and a net loss from operations of $15.7 million, $42.1 million and $19.5 million in 2022, 2023 and 2024, respectively. We may continue to incur losses in the future. There is material uncertainty associated with our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

In addition, our independent auditor has indicated in its report on our audited financial statements that there exists material uncertainty that could raise doubt about our ability to continue as a going concern. As of December 31, 2024, we had net current liabilities of approximately $9 million, which indicates the existence of a material uncertainty that raises substantial doubt about our ability to continue as a going concern. Our ability to generate sufficient cash flows to meet short-term operating needs and repay outstanding loans depends on obtaining additional external financing, accelerating leasing activities at Nam Tai Inno Park, clearing the inventory at Nam Tai • Longxi, and disposing of the Nam Tai Wuxi property. Such a “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

Our liquidity and our ability to continue as a going concern is dependent on various factors, to generate cash flows from operations and to arrange adequate financing arrangements to support our working capital requirements, and there are no assurances that we will be successful in our efforts to maintain a sufficient cash balance, report profitable operations in the future or pay our debts as they fall due, any of which could impact our ability to continue as a going concern. Any such inability to continue as a going concern may result in our shareholders losing their entire investment.

We face risks related to the outbreak of public health emergencies, natural disasters and other catastrophic events.

Our business could be adversely affected by the effects of COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, or other epidemics and outbreaks. Health or other government regulations adopted in response to such emergencies or epidemics, natural disasters such as earthquakes, tsunamis, storms, floods or hazardous air pollution, or other catastrophic events may require temporary suspension of part or all operations. Such a suspension could disrupt our business and adversely affect the results of our operations and our financial condition. Moreover, these types of events could negatively impact the economy and the business of our tenants, which would in turn adversely impact our business and our results of operations and financial conditions.

Other natural disasters and catastrophic events, such as fires, floods, typhoons, earthquakes, power losses, telecommunications failures, wars, riots, terrorist attacks or similar events, could also cause severe disruption to our operations and to those of our contractors, suppliers or tenants, which could materially and adversely affect our results of operations and financial condition.

Risks Related to U.S. Tax Laws

We may be or become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

We may be or become a passive foreign investment company (a “PFIC”), for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rent and capital gains. However, rents and gains derived in the active conduct of a trade or business in certain circumstances are considered active income. Cash and cash equivalents are likely passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. In applying these tests, we are treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the equity interests.

Based on our analysis of our income, assets, activities and market capitalization, we do not expect to be classified as a PFIC for the taxable years ended December 31, 2021, 2022, 2023 and 2024. However, our PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of our company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the common shares from time to time, which could be volatile). In addition, the risk of our company being a PFIC for any taxable year will increase if its market capitalization declines substantially during that year. Furthermore, whether and to which extent our company’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including our future business plan and the application of laws that are subject to varying interpretation. Moreover, the application of the PFIC rules with respect to us is unclear in certain respects. The United States Internal Revenue Service (the “IRS”) or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. For example, based on the current and anticipated structure and operations of our group, as well as rules contained in certain U.S. Treasury Regulations, we intend to treat certain rents and gains from any real property that we hold directly or that is held directly by our subsidiaries as active income. The application of the rules addressing active rental income to our facts is complex, however, and it is possible that future tax laws may adversely change these rules or the IRS may not agree with our conclusions. Accordingly, there can be no assurances that we will not be a PFIC for our past, current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are or become a PFIC for U.S. federal income tax purposes, the U.S. Holder (as defined below) generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. Prospective U.S. Holders of our common shares should consult their tax advisors regarding the application of the PFIC rules in their particular circumstances. In particular, because we believe we were likely a PFIC prior to the taxable year ended December 31, 2019, for a U.S. Holder who has held our common shares from the period during which we were considered a PFIC, we may continue to be treated as a PFIC even if we cease to be a PFIC unless such U.S. Holder makes certain “deemed sale” election. See “Item 10. Additional Information—E. Taxation—Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Because under certain attribution rules we or our non-U.S. subsidiaries may be treated as controlled foreign corporations for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. Holders of common shares who own, directly or indirectly, ten percent or more of common shares.

For U.S. federal income tax purposes, each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation” (a “CFC”) generally is required to include in income such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. A non-U.S. corporation generally will be classified as a CFC if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock entitled to vote of such corporation or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) who owns or is considered to own, directly, indirectly or constructively, 10% or more of either the total combined voting power of all classes of stock entitled to vote of such corporation or the total value of the stock of such corporation. The determination of CFC status is complex and includes certain “constructive attribution” rules pursuant to which we or our non-U.S. subsidiaries may be treated as constructively owned by certain U.S. Holders and, therefore, there can be no assurance that we or our non-U.S. subsidiaries will not be treated as CFCs. Prospective holders of common shares that may be or become Ten Percent Shareholders should consult their tax advisors with respect to the application of the CFC rules in their particular circumstances.

Future changes to tax laws could materially and adversely affect our company and reduce net returns to our shareholders.

Our company’s tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which our company operates. For instance, the Inflation Reduction Act of 2022 imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. The income and other tax rules in the jurisdictions in which our company operates are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect our company or our shareholders. We are unable to predict what tax proposals may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where our company has operations and where our company is organized or resident for tax purposes, and increase the complexity, burden and cost of tax compliance. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in common shares.

Risks Related to Regulatory Oversight

Regulatory initiatives in the United States, such as the Dodd-Frank Act and the Sarbanes-Oxley Act have increased, and may continue to increase the time and costs of being a U.S. public company and any further changes could continue to increase our costs.

In the United States, changes in corporate governance practices due to the Dodd-Frank Act and the Sarbanes-Oxley Act, changes in the continued listing rules of national securities exchanges, the new accounting pronouncements and new regulatory legislation, rules or accounting standards changes have increased our cost of being a U.S. public company and may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have made some activities more time-consuming and have increased financial compliance and administrative costs for public companies, including foreign private issuers like us. In addition, any future changes in regulatory legislation, rules or accounting standards may cause our legal and accounting costs to further increase. These new rules and regulations require increasing time commitments and resource commitments from our company, including from senior management. This increased cost could negatively impact our earnings and have a material adverse effect on our financial position or results of operations.

Further legislative or interpretative changes to the BVI Economic Substance Act may affect our operations.

The British Virgin Islands has enacted the Economic Substance (Companies and Limited Partnerships) Act, 2018 (as amended) (the “BVI Economic Substance Act”). We are required to comply with the BVI Economic Substance Act. As we are a British Virgin Islands company, compliance obligations include filing notifications and reports for the Company, which need to state whether we are carrying out any relevant activities and if we have satisfied economic substance tests to the extent required under the BVI Economic Substance Act. While we believe we are fully compliant with the requirements and obligations imposed on us by the BVI Economic Substance Act in its current form and customary interpretation, it is anticipated that the BVI Economic Substance Act may evolve and be subject to further clarifications and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the BVI Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the BVI Economic Substance Act.

It may be difficult to serve us with legal process or enforce judgments against our management or us.

We are a British Virgin Islands holding company with subsidiaries in Chinese mainland and Hong Kong. Substantially, most of our assets are located in the PRC. In addition, most of our directors and executive officers reside within the PRC or Hong Kong, and substantially all of the assets of these persons are located within the PRC or Hong Kong. It may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon our directors, or executive officers, including effecting service of process with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States or many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. An original action may be brought against our assets and our subsidiaries, our directors and executive officers in the PRC only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

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

Our status as a foreign private issuer in the United States exempts us from certain reporting requirements under the Securities Exchange Act of 1934, limiting the protections and information afforded to investors.

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

•

the sections of the Securities Exchange Act of 1934 requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months); and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a business company incorporated in the BVI and not listed on any stock exchange, our corporate governance practices may differ significantly from those of companies incorporated in Delaware or in other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.

We are a business company with limited liability incorporated under the laws of the British Virgin Islands and not currently listed on any stock exchange. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the BVI Act and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the BVI, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States.

As a result of the foregoing, shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our Board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

In addition, as we are not currently listed on any stock exchange, we are not subject to any listing rules or listing standards. To the extent that we continue to follow the NYSE corporate governance listing standards that were previously applicable to us, we may stop following any or all of those listing standards at any time at the discretion of our Board of directors or management, as the case may be. Our corporate governance practices may afford shareholders less protection than they would otherwise enjoy under Delaware law or under the corporate governance listing standards of the NYSE, the NASDAQ Stock Market (the “NASDAQ”) or other stock exchanges.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We were subject to the United States Foreign Corrupt Practices Act as we previously listed on the NYSE, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, may not be subject to these restrictions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We cannot assure you, however, that our employees or other agents will not engage in such conduct for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the territory of the PRC. Furthermore, on February 24, 2023, the CSRC and several other Chinese authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which provide that where an overseas securities regulator or a competent overseas authority requests to inspect, investigate or collect evidence from a PRC domestic company concerning overseas offering and listing, or to inspect, investigate, or collect evidence from the PRC domestic securities companies and securities service providers that undertake relevant businesses for such PRC domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The PRC domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. Accordingly, the inability for an overseas securities regulator to directly conduct investigations or collect evidence within China may further increase difficulties faced by you in protecting your interests. See also “—As an exempted company incorporated in the BVI and not listed on any stock exchange, our corporate governance practices may differ significantly from those of companies incorporated in Delaware or in other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.” for risks associated with investing in us as a BVI company.

Risks Related to China

Changes in economic, political or social conditions or government policies of China, especially in Shenzhen and the Guangdong-Hong Kong-Macao Greater Bay Area (“the GBA”), could have a material and adverse effect on our business and operations.

Most of our business operations are conducted in China, especially in Shenzhen and the GBA. Accordingly, our business, results of operations, financial condition and prospects are affected by economic, political and social conditions in China generally and by continued economic growth in the GBA.

The industry we operate in is highly sensitive to general economic changes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results. In addition, the Chinese government continues to play a significant role in regulating industry development. The Chinese government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to certain industries or companies.

The growth of China’s economy has been uneven both geographically and among various sectors of the economy. Some government measures may benefit the overall Chinese economy, such as policies supporting technology and innovation enterprises, which may help increase the number and rental capacity of potential tenants in our technology parks. However, some may have a negative effect on us, such as stricter controls in leasing. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition.

The economies of Shenzhen and the GBA economy are heavily reliant on the technology and export-oriented manufacturing sectors that the Chinese government strongly supports. This concentrated industrial base, while a source of growth, also increases our vulnerability to sector-specific downturns. A slowdown in global tech demand or an escalation of trade tensions between the U.S. and China could disproportionately impact the local economy and, consequently, demand for our commercial and residential properties. Furthermore, the health of local market is particularly dependent on the continuous inflow of young professional immigrants, whose ability and willingness to relocate and purchase property are highly sensitive to employment prospects and economic sentiment, making demand less stable than in more established, native population-centric megacities like Beijing or Shanghai. It is also important to note that the economic fabric of Shenzhen and the GBA is predominantly composed of private enterprises, which are generally more agile but also more vulnerable to economic shocks and have less access to state-backed support. This private-sector dominance increases the region’s economic volatility, which directly translates to higher volatility in our local real estate market.

China’s economy, especially the economy in Shenzhen and the GBA, has a direct impact on the business market and our major enterprise customers. Our results of operations and financial position would be materially and adversely affected if business demand for offices or other businesses declines due to the slowing or stagnant economic growth in China.

Recent trade or investment policy announced by the United States administration against the PRC may adversely affect our business.

The U.S. government imposed new, or increased existing, tariffs on goods exported from China and limited U.S. investment portfolio flows into China. For example, in May 2020, under pressure from U.S. administration officials, the independent Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. In November 2020, the U.S. administration issued U.S. Executive Order 13959, which was subsequently amended in January 2021, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. As a result, in December 2020, and again in January 2021, the New York Stock Exchange, or the NYSE, announced plans to delist the American depositary shares of China Telecom, China Mobile and China Unicom to comply with this executive order. On February 21, 2025, the Trump Administration released the America First Investment Policy National Security Presidential Memorandum (“NSPM”) introducing potential changes to the Committee on Foreign Investment in the United States (“CFIUS”) regulations, which could significantly impact foreign investment activities. The NSPM aims to further restrict Chinese investments in sensitive U.S. technologies, including artificial intelligence. Additionally, the NSPM seeks to strengthen CFIUS’s authority over foreign investments, including “greenfield” investments, which are currently exempt from certain CFIUS restrictions. The NSPM’s proposals include additional scrutiny of U.S. investments in China’s military-industrial sector and potential new restrictions on outbound U.S. investments in China, particularly in sectors related to national security. As the NSPM and its related proposals are still relatively new, it is unclear how these policies, and any future policies concerning investments between the U.S. and China, will be interpreted, amended and implemented by U.S. government authorities. These changes could affect the ability of U.S. businesses to engage in cross-border investments or transactions involving China. Further, such changes could result in delays, increased compliance requirements or restrictions on transactions involving China, which may have an adverse effect on our operations, investment opportunities and business strategy. Geopolitical tensions between China and the United States may intensify and the United States may adopt even more forceful measures in the future. Global trade and investment between China and the United States continue to remain dynamic, and there are still many uncertainties. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. If any such deliberations were to materialize, the trading price of China-based companies listed in the United States would be materially and adverse affected.

The Guangdong-Hong Kong-Macao Greater Bay Area is a global hub for electronics manufacturing and export. Tariffs on Chinese goods or restrictions on key technologies (e.g., semiconductors) can disrupt the supply chains and profitability of our tenant base, which is heavily concentrated in these sectors.

The institution of trade tariffs both globally and specifically between the U.S. and China carries the risk of negatively affecting China’s overall economic condition, which could have a negative impact on us as the vast majority of our operations are in China. Furthermore, the imposition of tariffs could have a negative impact on our potential tenants and buyers, most of whom are technology companies and may be subject to the tariffs imposed by the two governments, which would indirectly affect our business and operating results.

Changes in government control of currency conversion and in PRC foreign exchange regulations may adversely affect our business operations.

The PRC government imposes controls on the convertibility between Renminbi and foreign currencies and the remittance of foreign exchange out of China. We receive substantially all our revenue in Renminbi. Our PRC subsidiaries must convert their Renminbi earnings into foreign currency before they can pay cash dividends to us or service their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current-account items may be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements.

However, approval or registration from appropriate governmental authorities is required when Renminbi is converted into foreign currencies and remitted out of China for capital-account transactions, such as the repatriation of equity investments in China and the repayment of principal on loans denominated in foreign currencies. Such restrictions on foreign exchange transactions under capital accounts also affect our ability to finance our PRC subsidiaries and limit our ability to act in response to changing market conditions.

As part of our assets and operating activities are denominated in Renminbi and part of those are denominated in U.S. dollars, the translation of Renminbi-denominated assets to U.S. dollars for reporting purposes and the translation of U.S. dollar denominated assets to Renminbi for operation purposes can result in a foreign exchange losses. We expect to continue to see fluctuations in the reporting of foreign exchange gains or losses in the financial statements due to the movement of Renminbi against the U.S. dollar.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of our common shares.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The value of Renminbi against the U.S. dollar is affected by changes in the political and economic conditions of the PRC and the U.S., and by the foreign exchange policies of the PRC and the U.S., among other things. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our financial position and results of operations.

Uncertainties regarding the PRC legal system could adversely affect our business.

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws, regulations and policies applicable to foreign investments in China. The PRC legal system is based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but hold limited precedential value.

Over the past decades, PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, newly promulgated laws, regulations and standards may be subject to varying interpretations, and their practical application may change over time as new guidance becomes available.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all. As a result, we may not be aware of potential violation of these policies and rules.

In addition, from time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention. As the PRC legal framework continues to mature, shifting judicial and administrative interpretations may affect the practical application of our contracts and our business.

The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and/or the value of our common shares.

Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business. The PRC government has released regulations and policies that have impacted various industries in general and specific operators within such industries, and may in the future release new laws, regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. The PRC government may also require us to obtain new permits or approvals to continue our operations. If we fail to comply with these laws, regulations, policies or requirements, the enforcement actions taken by the PRC government may intervene or influence our operations at any time and it could result in a material adverse change in our operations and/or the value of our common shares. In addition, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based companies. Any such actions, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our common shares to significantly decline or become worthless. Therefore, investors of our company and our business face uncertainty from potential actions taken by the regulatory authorities that may affect our business and the value of our common shares. We cannot assure you that we will be able to comply with new laws, regulations, policies or requirements in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

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

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities; however, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which changes may have a retroactive effect. The tax authority may retroactively examine past transactions and take a different position from the Company, its tax advisors or auditors, resulting in unexpected tax liabilities and penalties. Pursuant to the Circular of the State Administration of Taxation on Issues Related to the End of Various Preferential Tax Policies for Foreign and Foreign-Invested Enterprises (STA [2008] No. 23) published by the State Administration of Taxation of the PRC on February 27, 2008, an FIE may be required to pay back the taxes previously exempted as a result of the preferential tax treatment enjoyed in accordance with the Income Tax Law of People’s Republic of China for Foreign Investment Enterprises and Foreign Enterprise, if such FIE no longer meets the conditions for preferential tax treatment after 2008 due to a change in its nature of business or if the term of its business operation is determined to be less than ten years since its inception. As we have ceased production operations at all of our manufacturing facilities and are switching our core business to technology park management and development, our tax position may be subject to review by relevant tax authorities, and we cannot determine in advance whether, or to what extent a tax policy may require us to pay taxes or make payments in lieu of taxes.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident EIT.

We face uncertainties on the reporting and consequences of future share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The PRC’s capital administration may affect our ability to pay offshore bills, expenses and dividends. Payment of dividends by our subsidiaries in the PRC to our subsidiaries outside the PRC and to us, as the ultimate parent, is subject to restrictions under PRC law.

Cross-border capital flows of enterprises are subject to the Foreign Exchange Administration Regulations. Large outbound payments by enterprises require approval from the State Administration of Foreign Exchange (SAFE). If a company needs to make overseas payments for technical service fees, patent licensing fees, etc., such transactions may trigger a security review if they involve “important data,” leading to payment delays or rejection. Additionally, when making payments to overseas suppliers for patent fees or equipment procurement, if the transaction is deemed to involve “transfer pricing,” it may be blocked by banks or require supplementary documentation.

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

Restrictions on cross-border payments may impair our ability to repay shareholder loans, potentially forcing equity conversion at significant dilution to existing shareholders.

As detailed in Promissory Notes Amendments (Item 5), the Company took on two Shareholders Loans (both US loans at the BVI Holdco level payable only in US dollars) from IAT and IsZo totaling US$19.69 million maturing on January 11, 2026. The Company and lAT further entered into an Amendment to the Amended and Restated Promissory Note (the “Amendment”) on December 23,2025, which becomes effective on January 11, 2026 (the “Effective Date”), with a new term providing that, starting from January 12, 2026, the maturity date of the Note will automatically extend for every 90 days (each a “Rollover Period”) unless IAT gives at least 60 days’ written notice demanding repayment of the Note prior to the expiration of any Rollover Period. On January 9, 2026, the Company fully repaid the outstanding principal of $3 million and accrued interest of approximately $0.95 million under the IsZo Note. Our ability to repay these remaining loans at maturity is dependent on the approval of SAFE (as it involves cross-border capital outflow from the PRC). As mentioned in the preceding risk factor, large outbound payments require approval from the SAFE and may be delayed, blocked, or subjected to additional review.

Any failure to obtain the necessary approvals or to complete the cross-border payment procedures would prevent us from meeting our repayment obligations to the shareholders. While the Company has the option of equitizing the debt at maturity in lieu of cash principal repayment, such a choice is likely to occur at a suboptimal time (before the Company is relisted and the frequent trading of its shares resumes) and therefore could materially dilute existing shareholders.

Certain information contained in this annual report is derived from third-party publications and not independently verified by us.

Certain information in this annual report relating to the growth of Shenzhen, Shanghai and other areas, including statistics relating to the growth of its gross domestic product (“GDP”), and industry sectors, is derived from various publicly available third-party publications, including government and private entity publications. Such information may not be consistent with that prepared by other market research bodies within or outside the Chinese mainland. Furthermore, the information also has not been independently verified by us.

Regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the “M&A Rules,” which became effective on September 8, 2006 and was amended on June 22, 2009, and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the “Security Review Rules,” issued by MOFCOM in August 2011. These laws and regulations impose requirements in some instances that MOFCOM must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of PRC requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and MOFCOM jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. On January 22, 2024, the Provisions of the State Council on Filing Thresholds for Business Concentrations came into effect, which raises the filing threshold concerning the revenues of parties participating in business concentrations to be consistent with the current Anti-Monopoly Law of PRC, and, to a certain degree, alleviates the burdens of PRC regulatory compliance applicable to acquisition activities. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to do so, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China.

The approval of the CSRC may be required if we intend to do a follow-on equity offering in the future, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules require an overseas special purpose vehicle (“SPV”) formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our follow-on offering of securities may be subject to approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and any failure to obtain or delay in obtaining the CSRC approval for such future offering would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside China and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

In addition, on February 17, 2023, the CSRC promulgated the Overseas Offering and Listing Measures and five relevant guidelines on the application of the Regulatory Rules, which took effect on March 31, 2023, requiring the overseas securities offerings or listings of Chinese domestic companies to be filed with the CSRC. The Overseas Offering and Listing Measures clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among other things, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Offering and Listing Measures must fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including any (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes a material change after an overseas offering and listing, and is therefore beyond the scope of the business stated in the original filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of such changes.

As of the date of this annual report, we are not required by the CSRC to make the above filings. However, if we conduct a new issuance of securities on the same overseas market, we are required by the Overseas Offering and Listing Measures to fulfill relevant filing obligations within three working days upon the completion of the new securities offering. If we are found in violation of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, and fines, and may subject us to legal liability in accordance with PRC laws and regulations, which could include fines and penalties on our operations in the Chinese mainland, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

The enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislation or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities could be prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB requirement in time.

The increased regulatory scrutiny of U.S.-listed companies with operations in China could add uncertainties to our business operations, share price and reputation. U.S. public companies that have or had a substantial portion of their operations in China have been the subject of heightened scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

As part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act on December 18, 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, under the HFCA Act, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and NASDAQ, or in the U.S. over-the-counter markets.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC would identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a “Commission-Identified Issuer” for three consecutive years.

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Chinese mainland and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in Chinese mainland or Hong Kong.

On August 26, 2022, the PCAOB signed a SOP with the CSRC and China’s Ministry of Finance. The SOP Agreements establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in Chinese mainland and Hong Kong, as required under U.S. law.

On December 15, 2022, PCAOB Chair Erica Y. Williams released a statement stating that, for the first time in history, the PCAOB has secured complete access to inspect and investigate registered public accounting firms headquartered in Chinese mainland and Hong Kong, and the PCAOB voted to vacate the previous December 16, 2021 determinations to the contrary.

On December 29, 2022, the Consolidated Appropriations Act was signed into law, which, among other things, amended the HFCA Act to reduce from three years to two years the number of consecutive years an issuer can be identified as an identified issuer before the SEC can prohibit an issuer’s securities from trading on any U.S. national securities exchange and on the over-the-counter market. Accordingly, our securities may be prohibited from trading on U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in Chinese mainland and Hong Kong moving forward. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On March 28, 2025, we appointed MRI as our independent registered public accounting firm for the fiscal year ended December 31, 2021, 2022, 2023 and 2024. MRI is headquartered in Singapore and subject to inspections by the PCAOB on a regular basis. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, MRI is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. It is not subject to the determinations issued by the PCAOB on December 16, 2021. Therefore, we believe the appointment of MRI would substantially reduce the risk of us being identified as “Commission-Identified Issuer” under the HFCA Act, and the risk of our securities being prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States due to rules under the HFCA Act.

If we were to be identified as a “Commission-Identified Issuer”, the ramifications of such identification include volatility in the trading price of our securities. We may also be subject to the additional compliance requirements under the HFCA Act and potentially other requirements under related proposed rules. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

If for whatever reason the PCAOB is unable to conduct full inspections of our auditor, such uncertainty could cause the market price of our securities to be materially and adversely affected, and our securities could be prohibited from being traded “over-the-counter” and remain delisted from any national securities exchange. If our securities were unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our securities.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the operating entities, which could materially and adversely affect our liquidity and business.

We may transfer funds to the operating entities or finance the operating entities by means of shareholders’ loans or capital contributions. Any loans to the operating entities, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with SAFE, or its local counterparts. Furthermore, any capital contributions we make to the operating entities shall be registered with the PRC State Administration for Market Regulation or its local counterparts and filed with MOFCOM or its local counterparts.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows FIEs in China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the securities markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope or the relevant regulations. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. On April 10, 2020, SAFE promulgated the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Violations of these circulars or any future foreign exchange related rules could result in severe monetary or other penalties. The applicable foreign exchange circulars and rules may limit our ability to transfer funds, which may adversely affect the operating entities’ business, our financial condition and results of operations.

PRC regulations relating to offshore investment activities by domestic residents may subject our domestic resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit ability of our PRC subsidiaries to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires domestic residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such domestic residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are domestic residents and may be applicable to any offshore acquisitions that we make in the future.

We are committed to complying with these regulations and to ensuring that our shareholders and beneficial owners who are subject thereto will comply with the SAFE rules and regulations. However, because the implementation of the regulatory requirements by the PRC authorities will be determined on an ad hoc basis depending on the facts and circumstances, we cannot assure you that such registration will always be practically available in all circumstances as provided in those regulations.

We have requested shareholders or beneficial owners who directly or indirectly hold shares in our BVI holding company and are known to us as being domestic residents to complete their registration with or to obtain approval by the local SAFE, the NDRC, or MOFCOM branches. However, we may not be informed of the identities of all the PRC individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are domestic residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE, the NDRC and MOFCOM regulations. Any failure or inability by such shareholders, beneficial owners or our subsidiaries to comply with SAFE, the NDRC and MOFCOM regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or ability of our PRC subsidiaries to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC laws.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our common shares.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Increases in labor costs in China, and enforcement of more stringent labor laws and regulations in China, may adversely affect our business, financial condition and results of operations.

The overall economy and the average wage in China have increased in recent years and are expected to continue to grow. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. As the labor-related laws and regulations may be subject to future amendments and the interpretation and implementation thereof is subject to change, we cannot assure you that our employment practice does not and will not violate labor-related PRC laws and regulations, which may subject them to labor disputes or government investigations. If we are deemed to have violated relevant labor-related laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations may be materially and adversely affected.

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

We have experienced low trading volume on our common shares in recent years. We cannot assure you that as an existing shareholder, you will be able to sell part of or all of your shares or increase your share position in a reasonable bid-ask spread due to the low turnover.

Further, the stock markets have often experienced extreme price and volume fluctuations that have affected the market prices of the equity securities of many companies and such fluctuations have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares.

The market price and trading volume for our common shares may be adversely affected by the decisions of securities or industry analysts.

The trading market for our common shares will be influenced by the research that securities or industry analysts publish about us or our business. If analysts do not establish or maintain research coverage of us, or if analysts downgrade our common shares or publish unfavorable research about our business, the market price for our common shares could decline. If analysts cease coverage of our company or fail to publish research on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common shares to decline.

Our ability to relist on a major exchange is subject to a rigorous, multi-stage approval process, with no assurance of success within any specific timeframe.

Our objective of relisting our common shares on a major national securities exchange, such as the NYSE or NASDAQ, is critical to restoring liquidity and enhancing shareholder value. However, achieving this objective depends on the successful completion of a rigorous, multi-faceted approval process involving several independent and demanding stages.

The initial step requires the completion and filing of audited financial statements for the years 2020 through 2024 with the SEC, and the remediation of any material weaknesses in our internal controls, both as attested by our independent auditor. Subsequently, we must undergo comprehensive due diligence by external legal counsel to ensure our compliance and corporate governance meet all applicable regulatory standards.

Upon the completion of these independent assessments, we will seek to secure approvals from multiple regulatory authorities. This may include a filing and review under the overseas listing regime of the China Securities Regulatory Commission (CSRC), followed by a thorough review of our registration statement by the SEC. Ultimately, we must also satisfy all the initial listing standards set forth by our chosen exchange. Each of these bodies operates independently, and approval from one does not guarantee approval from another.

Despite the substantial investment of time and financial resources required to complete this complex process, there is a significant risk that it may not result in approval or could be subject to material delays. Any such failure or delay would cause our shares to continue trading on a market with limited liquidity, which could materially and adversely affect our share price and ability to access the public capital markets.

Pending litigation and other material uncertainties may render the Company unsuitable for listing.

The lingering effects of shareholder disputes, including any ongoing litigation or arbitration, constitute material uncertainties. The exchange may consider the company unsuitable for listing if these uncertainties are so severe that they hinder investors from making an informed assessment of the Company’s value and risks or threaten its operational stability.

The Company may fail to meet or maintain the continued listing standards of the exchange.

Beyond initial relisting approval, the Company must demonstrate its ability to maintain compliance with the continued listing standards of any major U.S. stock exchange. This includes maintaining a minimum share price (e.g., above $1.00 on average), a certain market capitalization, and a sufficient number of shareholders. The prolonged delisting and trading on OTC markets may have eroded investor confidence, making it challenging to meet these quantitative metrics.

The Company may be unable to regain market confidence sufficient to support a public listing.

A history of delisting, financial opacity, and internal conflict can lead to an enduring “reputational discount.” If the market perceives the Company as too risky, low trading volume and poor investor interest post-relisting could itself become a reason for failing to meet ongoing listing standards in the future.

We may raise additional capital through the sale of additional equity or debt securities, which could result in additional dilution to our shareholders, or impose upon us additional financial obligations.

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of our property developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. Sales of additional equity or convertible securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations, including our ability to pay dividends or redeem stock. We cannot guarantee that financing will be available in amounts or on terms acceptable to us, if at all.

Future issuances of preference shares could materially and adversely affect the holders of our common shares or delay or prevent a change of control.

Our Board of Directors may amend our Amended and Restated Memorandum and Articles of Association without shareholder approval to create and issue, from time to time, one or more classes of preference shares (which are analogous to preferred stock of corporations organized in the United States). While we have never issued any preference shares and none are currently outstanding, we could issue preference shares in the future. Future issuance of preference shares could materially and adversely affect the rights of the holders of our common shares, or delay or prevent a change of control.

The sale or availability for sale of substantial amounts of our common shares could adversely affect their market price.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our shares and could materially limit our ability to raise capital through future equity offerings. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or other shareholders or the availability of these securities for future sale, may have on the market price of our common shares.

Techniques employed by short sellers may drive down the market price of our common shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the common shares could be greatly reduced or even rendered worthless.

There is uncertainty as to whether we will declare a dividend in the future.

We declared the payment of quarterly dividends of $0.02, $0.07 and $0.07 per share for 2016, 2017 and 2018, respectively. Since 2019, the Company’s operations have been adversely affected by the COVID-19 pandemic and shareholder proxy disputes, resulting in declining performance. Subsequently, the Company was delisted from the NYSE and relegated to over-the-counter (OTC) markets. Whether future dividends will be declared again will depend on our future growth and earnings, of which there can be no assurance, and our cash flow needs for our business. Accordingly, there can be no assurance that cash dividends on our common shares will be declared again, what the amounts of such dividends will be or whether such dividends, once declared, will continue for any future period, or at all.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a real estate developer and operator, and we mainly conduct business in Chinese mainland.

Formerly known as Nam Tai Electronics, Inc., we were founded in 1975 and engaged in the business of production and sales of electronic parts. In August 1987, we were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands, and re-registered as a business company under the BVI Act in 2007. In 1988, we successfully listed our shares on the NASDAQ. In 1990, we moved our electronics manufacturing facilities to China to take advantage of lower overhead costs, lower material costs and competitive labor rates available. In 2003, we transferred our shares to the NYSE under the symbol NTE. In 2007, we established facilities in Wuxi City, Jiangsu Province, and expanded our operations in the Yangtze River Delta region of China. In 2014, we underwent a strategic business transformation, exited the electronic manufacturing business, and transformed into a developer of technology parks. In April 2014, we announced the change of company name to Nam Tai Property Inc. with the symbol NTP.

On July 12, 2017, Kaisa, in a private secondary transaction, purchased 6,504,355 common shares of our company from our former chairman, Mr. Ming Kown Koo, and his wife, at a price of $17.00 per share. Subsequently, Kaisa continued to purchase common shares of our company in the open market. Following Kaisa’s initial purchase in July 2017, Kaisa-affiliated management began certain strategic cooperation arrangements with Kaisa, including hiring a number of engineers and real estate professionals from Kaisa to join us as officers and employees.

In May 2018, Nam Tai Inno Park, our first technology park project, commenced its construction of the main structure and it opened for lease in March 2019. Phase I of Nam Tai Inno City was re-named as Nam Tai Technology Center to better reflect its positioning as a premier future center for leading technology enterprises. In July 2019, we began the construction of the main structure of our second project, Nam Tai Technology Center. In September and December 2019, through an asset-light operation model, we rented an industrial building in Baoan District, Shenzhen, and some office spaces in Pudong New District, Shanghai, respectively, and transferred them to be Nam Tai • Tang Xi Technology Park and Nam Tai • U-Creative Space (Lujiazui), respectively. As of December 31, 2019, we had leased approximately 34,848 square meters of Inno Park to tenants.

In March 2020, Kaisa-affiliated management acquired a land parcel in Machong Town, Dongguan City, through public auction, and planned to develop it into high-quality residential and commercial properties under the name of Nam Tai • Longxi. In addition, in the same month, we filed the construction acceptance record for Nam Tai Inno Park. In May 2020, we obtained property ownership certificates for 11 buildings within Nam Tai Inno Park. In the second quarter of 2020, we submitted the application of urban renewal for Nam Tai Inno Valley to the City Renewal and Land Development Bureau of Shenzhen Baoan District. In the third quarter of 2020, we started to deliver units in Nam Tai Inno Park to our tenants and we had obtained the foundation work construction permit for Nam Tai • Longxi project.

In September 2020, the previous Board of Directors appointed Mr. Lai Ling Tam as our Executive Chairman of the Board, together with the appointments of Mr. Jiabiao Wang as our Chief Executive Officer and Mr. Wai Hang Wan as our Chief Financial Officer. Mr. Wan resigned as our Chief Financial Officer in March 2021. On March 18, 2021, the Board appointed Mr. Terrence Lu as Interim Chief Financial Officer of the Company, succeeding Mr. Wan, the former Chief Financial Officer, effective immediately. On November 30, 2021, the special meeting of shareholders (hereinafter referred to as the “Special Meeting”) completed the reorganization of the Board of Directors (hereinafter referred to as the “Board of Directors”) of the Company. At this Special Meeting, shareholders holding nearly 60% of the Company’s issued shares voted to pass the resolution proposed by IsZo Capital Management Co., Ltd. The following resolutions were adopted at the special meeting: the immediate removal of the Kaisa-affiliated directors, and the appointment of six new directors, including the appointment of Michael Cricenti as the new chairman.

On December 9, 2021, the Board of Directors appointed Chunhua Yu as an Executive Director, legal representative and signatory of Nam Tai Investment (Shenzhen) Co., Ltd. The appointment of new management members has significantly strengthened our leadership and laid the foundation for a new stage of the Company’s growth and development.

On January 11, 2022, we provided an update on local affairs and efforts to preserve social stability and announced agreements with IAT Insurance Group and IsZo Capital Management, which provided unsecured loan facilities to support the Company with immediate capital and liquidity without equity dilution.

On March 3, 2022, the Board of Directors appointed Chunhua Yu as Interim Chief Executive Officer and subsequently the CEO on January 1, 2023.

On November 18, 2022, we have been quoted on the OTC Expert Market under the ticker NTPIF, since the NYSE suspended the trading of our common shares on November 17, 2022. On December 5, 2022, our common shares were delisted from the NYSE following the filing of a Form 25—Notification of Delisting by the NYSE staff.

On June 5 and 9, 2023, it is announced that the reconstituted Board and the new management team of the Company have lawfully obtained the corporate seals (more commonly known as chops) and business licenses for all of the Company’s subsidiaries (the “PRC On-shore Subsidiaries”) in the People’s Republic of China without full control over the on-shore subsidiaries or their records.

On June 29, 2023, the Board of Directors appointed Mr. Junqi Wang and Mr. Yu Bai as directors of the Company. The Board also approved the appointment of Messrs. Wang and Bai to the public relations committee of the Board.

On March 1, 2024, the Board appointed Yuhua (Lillian) Zhang as Chief Financial Officer (“CFO”) of the Company.

On October 23, 2024, the Company appointed current Board member Bo Hu (“Mr. Hu”) to the role of Chief Executive Officer, and Mr. Hu will continue to serve on the Board.

In December 2024, the Company announced that its reconstituted Board of Directors and new management had lawfully obtained full control over the Company’s on-shore assets, and had completed the registration of the new legal representative for each of its on-shore subsidiaries with the relevant Administrations for Market Regulation. Additionally, the Company has reached a global settlement with Greater Sail Ltd., a wholly owned subsidiary of Kaisa Holdings Limited, to amicably resolve all outstanding disputes among the parties.

Nam Tai Property Inc. is a business company limited by shares incorporated in the British Virgin Islands. Our principal executive offices are located at, No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, People’s Republic of China and the telephone number at this address is + (86755) 2749-0666.

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

Recent Development

Disposal of Wuxi Property

On March 15, 2025, the Company entered into an agreement relating to the sale of its Wuxi property to the local government of Wuxi (the “Buyer”) for RMB224.8 million, or approximately US$31 million. The Buyer paid 50% of the purchase price upon signing and paid the remaining balance at closing in May 2025.

Mortgage Loan

On January 3, 2025, we secured a mortgage loan with Shenzhen Rural Commercial Bank in an aggregate amount of RMB110.0 million, maturing in eight years. The blended all-in rate of this loan is approximately 4.4% per year, based on the LPR published by the PBOC. This loan is secured by our Nam Tai Inno Valley property.

Refinancing for Nam Tai Technology Center

On March 17, 2025, we refinanced our Nam Tai Technology Center property through a construction loan from Shenzhen Rural Commercial Bank (the “Shenzhen Rural Commercial Bank Loan”), as we expect to restart construction on this high-potential and valuable project in the near term.

The Shenzhen Rural Commercial Bank Loan has a 10-year term and, when fully drawn (based on a draw schedule), will total RMB700 million. As of October 31, 2025, RMB475 million had been drawn. The blended all-in rate (five-year LPR, plus 110 basis points) is approximately 4.6% per year, based on the LPR published on February 20, 2025 and updated on June 21, 2025, by PBOC. Upon certain events, such as a partial sale, we may partially repay the Shenzhen Rural Commercial Bank Loan according to a release schedule without penalty. We may also prepay this loan in part or in full, subject to a prepayment penalty equal to three months of interest on the remaining balance.

This refinancing replaces our previous loan with Bank of Guangzhou, which had a total facility amount of RMB450 million at an approximate interest rate of 6.0% per year (one-year LPR plus 265 basis points), and a maturity date of March 1, 2026. In connection with the refinancing, the Company had to incur a penalty of RMB13.7 million to Bank of Guangzhou for early repayment.

Refinancing of Nam Tai Inno Park

On July 4, 2025 (the “Signing Date”), the Company entered into a new loan relating to Nam Tai Inno Park from China CITIC Bank Corporation Limited (the “CITIC Bank Loan”). The CITIC Bank Loan has a total facility amount of RMB600 million. The first tranche of RMB400 million was drawn on July 11, 2025, and the second tranche of RMB200 million was drawn on July 31, 2025. The CITIC Bank Loan matures on July 4, 2040, 15 years from the Signing Date. The blended all-in rate (five-year LPR, plus 80 basis points) is approximately 4.3% per annum (based on the LPR published on June 20, 2025, as reported by the Central Bank of the People’s Republic of China). The principal repayment schedule, based on the RMB600 million balance, requires repayments of RMB12 million within one year and RMB54 million within three years from the full drawdown
 (i.e. July 31, 2025).

The CITIC Bank Loan replaces our existing loan with Bank of China (the “BOC Loan”) with improved terms. The BOC Loan had an original maturity date of November 7, 2028, and an outstanding balance of RMB405 million as of July 21, 2025 (the “Repayment Date”). The interest rate on the BOC Loan was 5.022% per annum (based on the five-year LPR published on November 20, 2024, plus 142.2 basis points). The principal repayment schedule under the BOC Loan required RMB93 million within one year and RMB316 million within three years. There was no prepayment penalty for the BOC Loan.

The refinancing is expected to generate significant cash flow benefits, including RMB195 million in available liquidity. Based on current interest rates and the revised repayment schedule, the Company estimates repayment of principal and interest savings of approximately RMB73 million over the next year and approximately RMB225 million over the next three years due to reduced repayment burdens from a lower interest rate and a deferral in the partial repayment schedule. Excess proceeds are expected to be used to further accelerate the completion of the Nam Tai Technology Center project and unlock value at Nam Tai Inno Valley.

Nam Tai • Longxi General Contractor Dispute

In July 2025, we received a notice from Shenzhen Guangshengda Construction Co., Ltd. (“Guangshengda”) regarding the assignment of claims for Nam Tai • Longxi project under its general construction contract to Shenzhen Weiyueda Mechanical & Electrical Installation Engineering Co., Ltd. (“Weiyueda”). We responded in August 2025, disputing and refusing to acknowledge the validity of such assignment. We believe the assignment is invalid due to, among other reasons, Guangshengda’s failure to fully perform its post-warranty maintenance obligations, which has led to customer complaints and potential group disputes; the ongoing and unresolved final project settlement process, which includes potential claims for liquidated damages against Guangshengda for project delays; and Guangshengda’s failure to issue the full amount of required invoices for the project.

In late August 2025, 54 residential units of the project were frozen by a court order following a pre-litigation asset preservation application filed by Weiyueda.

In September 2025, we filed a jurisdictional challenge, arguing that the case should be heard by a court in Shenzhen, which is currently under review by the court. We have also applied to substitute the frozen assets, specifically the pre-sold properties, with other unencumbered assets. Such application has not been approved as the plaintiff, Weiyueda, objected.

In October 2025, Weiyueda’s legal counsel proposed a potential settlement involving the transfer of properties in lieu of cash payment. This proposal is under preliminary review and no agreement has been reached.

This litigation is at a preliminary stage. The freezing of properties has impeded their sale, which could adversely affect our project sales and cash flow if not resolved in a timely manner. We are actively pursuing all available legal defenses and exploring potential solutions to resolve this matter.

Nam Tai • Longxi Property Services Dispute

The Company is involved in litigation with Dongguan Kaisa Property Management Co., Ltd. (“Dongguan Kaisa Property”), the initial property management service provider for Nam Tai • Longxi project, which was substantially completed in 2022.

In October 2024, as part of the abovementioned Settlement with GSL, the Company entered into a settlement agreement with Dongguan Kaisa Property to terminate the property management contract for Nam Tai • Longxi project and change the property management company with the assistance of Dongguan Kaisa Property. However, Dongguan Kaisa Property did not vacate, and filed a lawsuit against the Company later in 2025.

In August 2025, Dongguan Kaisa Property obtained a pre-litigation preservation order from the court, freezing two residential units of the Nam Tai • Longxi project and approximately RMB 0.16 million in the Company’s bank accounts. In October 2025, the Company obtained Dongguan Kaisa Property’s statement of claim, which seeks payment of approximately RMB 1.09 million in property management fees for vacant residential units and parking units from November 2024 to May 2025, plus fees of approximately RMB 2.2 million for vacant commercial units from September 2023 to May 2025, totaling approximately RMB 3.43 million, inclusive of late payment interest.

In November 2025, in response to Dongguan Kaisa Property’s actions, the Company initiated arbitration with the International Chamber of Commerce (“ICC”) against GSL and Kaisa.

On January 21, 2026, the Company and the Kaisa-affiliated parties executed a supplemental agreement to the Settlement. Pursuant to this supplemental agreement, the parties have submitted applications to withdraw the Dongguan litigation, to lift all related preservation measures, and to withdraw the ICC arbitration. Dongguan Kaisa Property has also undertaken that it will not pursue any claims for property management service fees incurred on or before December 31, 2025.

Based on consultation with legal counsel, management believes that the supplemental agreement has fully resolved the disputes. All litigation, arbitration proceedings and related preservation measures have been, or are in the process of being, formally withdrawn. As the Company no longer faces a probable loss, no provision has been recorded.

B. Business Overview

Nam Tai Property Inc. is a British Virgin Islands–incorporated company with roots dating back to its founding in Hong Kong in 1975. Originally engaged in manufacturing, the Company pivoted in April 2014 to focus on industrial real-estate development and operations. Today, it is primarily an owner, developer, and operator of high-quality technology and industrial parks in Mainland China’s Greater Bay Area. The Company uses the term “Mainland China” (or “PRC”) in its disclosures to refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region.

The Company’s core portfolio includes Nam Tai Inno Park in Guangming District, Shenzhen, as well as Nam Tai Technology Center and Nam Tai Inno Valley in Baoan District, Shenzhen. These projects are designed to foster next-generation industrial ecosystems that integrate production, office, commercial, incubation, and service spaces.

Over the past four years, the Company has faced significant challenges, including Board disputes, strategic transitions, and legacy management issues. Looking ahead, the Company’s strategy is to generate sustainable, long-term value by enhancing its existing property portfolio and pursuing strategic opportunities particularly in high-tech sectors and investments related to the industrial-property ecosystem. The Company’s future success will depend on the effective execution of its development plans and the continued stabilization of its corporate leadership.

2021

•

In January 2021, we successfully hosted the Spring Festival Banquet for Park Enterprises and the Launch Ceremony of the Nam Tai Club at the Industrial Service Center of Nam Tai Inno Park. The event was attended by leaders from the Science and Technology Innovation Bureau of Guangming District, Shenzhen, senior executives of Nam Tai Property Inc., and over 60 entrepreneurs from the park.

•

In August 2021, Nam Tai Inno Park, in conjunction with Shenzhen Top Bio-Technology Co., Ltd. and Xiamen University Shenzhen Research Institute, established a “Bioproducts R&D Platform” within the park to provide basic technical services for synthetic biology research and CRO drug development evaluation services for enterprises in the life and health industry.

•

In September 2021, the International Awards Association (IAA) presented Nam Tai Inno Park with the American MUSE Design Award Gold Medal for Architectural Facade Lighting Design.

•

In November 2021, Nam Tai Inno Park was recognized as a “Key Investment Promotion Park in Shenzhen.”

•

In November 2021, Nam Tai U-Create Space was awarded the honor of a district-level makerspace.

•

In November 2021, Nam Tai Inno Park received the honor of a district-level science and technology innovation park.

2022

•

In April 2022, the preliminary contest of the 6th Guangming Innovation Competition, hosted by the Guangming District Science and Technology Innovation Bureau and undertaken by Nam Tai Inno Park, was successfully held under the guidance of the Shenzhen Municipal Science and Technology Innovation Commission and the People’s Government of Guangming District.

•

In June 2022, under the guidance of the Guangming District Science and Technology Innovation Bureau, Nam Tai Inno Park, in collaboration with seven banks (China Construction Bank Shenzhen Guangming Branch, Bank of Communications Shenzhen Guangming Branch, CITIC Bank Guangming Branch, Hangzhou Bank Shenzhen Guangming Branch, Shanghai Pudong Development Bank Guangming Branch, and Ningbo Bank Guangming Branch), held a one-to-many bank-enterprise docking session. This event was also the third “Financial Support for Enterprises to Combat the Pandemic” bank-enterprise docking session at Nam Tai Inno Park. Approximately 50 participants, including heads, managers, shareholders, and senior financial officers of technology enterprises in Guangming District, attended the event.

•

In July 2022, the preliminary contest of the 6th Guangming Innovation Competition, hosted by the Guangming District Science and Technology Innovation Bureau and undertaken by Nam Tai Inno Park, was successfully held under the guidance of the Shenzhen Municipal Science and Technology Innovation Commission and the People’s Government of Guangming District.

2023

• In February 2023, Nam Tai Inno Park was successfully selected as a Demonstration Base for the Entrepreneurship and Innovation of Small and Micro Enterprises in Shenzhen for the year 2022.

• In March 2023, fifteen new enterprises in Nam Tai Inno Park were recognized as “Specialized, Refined, Unique, and Innovative” (Zhuan Jing Te Xin) enterprises in Shenzhen.
• In July 2023, Nam Tai Inno Park was successfully selected as a startup incubation base for the 2023 annual program in Guangming District.

• In August 2023, eleven enterprises in Nam Tai Inno Park were honored as Innovative Small and Medium-sized Enterprises in 2023.

• In October 2023, Nam Tai Inno Park was honored as one of the “Top Ten Harmonious Labor Relationship Creation Demonstration Parks” in Guangming District.

2024

•

In February 2024, Zastron Electronics (Shenzhen) Co., Ltd., the operating entity of Nam Tai Inno Park, was awarded the title of “Fifth Member Unit of the Shenzhen Foundation for Justice and Bravery” and received an honorary certificate in recognition of its contributions.

•

In March 2024, the business environment improvement exchange meeting themed “Science and Technology Aggregation and Jointly Drawing the Phoenix” was held in Phoenix Subdistrict, Guangming District. Yang Li, Standing Committee Member of Guangming District Committee and Head of the United Front Work Department, along with representatives from relevant district departments, Phoenix Subdistrict, and local entrepreneurs (a total of over 80 people), attended the event. Nam Tai Inno Park was awarded the title of “Recruitment Partner” during the event.

•

In April 2024, according to the “Shenzhen Municipal Small and Medium-sized Enterprises Service Bureau’s Announcement of the 2023 Annual Service Enterprise Assessment Results for Shenzhen Small and Micro Enterprises Entrepreneurship and Innovation Demonstration Bases,” Nam Tai Inno Park was honored with an excellent rating.

•

In September 2024, the final list of “Shenzhen Innovative Small and Medium-sized Enterprises in 2024” was announced in September, with 15 enterprises in Nam Tai Inno Park being honored as “Shenzhen Innovative Small and Medium-sized Enterprises.”

•

In November 2024, the list of “Guangming District 2023 Science and Technology Finance Loan Interest Subsidy Fund Subsidy Project” was announced including nine enterprises in Nam Tai Inno Park, and Nam Tai U-Create Space was awarded the honor of a district-level makerspace.

Project Portfolio – Summary

The following two stages are the principal stages for our properties:

•

Properties Completed, comprising the properties held for sale and leasing for which the completion acceptance has been filed and the construction has been completed and the internal acceptance criteria are met.

•	Properties Under Development, comprising properties for which the foundation work construction permits have been obtained and property that is under construction and has not yet completed acceptance.

Projects	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai Inno Valley	Nam Tai • Longxi
Location	Guangming District, Shenzhen	Baoan District, Shenzhen	Baoan District, Shenzhen	Machong Town, Dongguan
Type	Industrial buildings and supporting dormitory buildings			Residential and Commercial Property
Site Area (sq. m.)	103,739	22,364	26,313	33,763
Capacity GFA (sq.m.)	265,139	139,746	N/A	84,408
Total GFA (sq. m.)	331,701	194,595	41,927	114,520
Under Development (sq. m.)	—	194,595	—	—
Total GFA Completed (sq. m.)(3)	331,701	—	41,927	114,520
Interest attributable to us	100%	100%	100%	100%

Our Projects and Properties

Projects in Operation and Under Construction

Nam Tai Inno Park

Nam Tai Inno Park is the Company’s first factory-to-industrial-park redevelopment project located in Guangming District, Shenzhen. Developed between 2018 and 2020, the project has a site area of 103,739 square meters and a total GFA of 331,701 square meters. It consists of five industrial R&D buildings, two industrial service centers, and three supporting dormitory buildings, designed to accommodate tenants primarily in the information technology and life sciences sectors.

The for-rent, M-1 project reached occupancy of approximately 80% in 2020. Since then, occupancy levels have remained relatively steady. As of December 31, 2021, 2022, 2023, and 2024, the occupancy rates were 79%, 86%, 85%, and 79%, respectively. The project now has more than 300 tenants, over 80 of which have obtained the prestigious designation as China’s “National High-Tech Enterprises”.

Nam Tai Technology Center

Nam Tai Technology Center is the Company’s second factory-turned-industrial-park redevelopment project, located in Baoan District, Shenzhen. Currently under construction, the project has a site area of 22,364 square meters and a total GFA of 194,595 square meters. It consists of three R&D office buildings and a combined dormitory and retail podium.

The construction of the project started in July 2019, but has been suspended for approximately two and a half years due to the Shareholders Dispute and related financial challenges. Under the current management, construction resumed in February 2025, and is expected to be completed in the first half of 2026.

(NOTE: Conceptual rendering for reference purposes only.)

Nam Tai Inno Valley

Nam Tai Inno Valley is located in Baoan District, Shenzhen, adjacent to Nam Tai Technology Center. The project has a site area of 26,313 square meters with an existing GFA of 41,927 square meters. This project is positioned for redevelopment, at which time (i.e., after obtaining approval from the regulators) it is expected to have a different entitlement/use and have increased FAR.

The property currently consists of the original “factory buildings” (constructed in 2005 and refurbished in 2018). Currently, it is leased to short-term tenants, with occupancy of 57% in 2024. The Company is evaluating the property’s highest and best use, which may involve redevelopment.

Nam Tai • Longxi

Nam Tai • Longxi is the Company’s only residential development project which is located in Machong Town, Dongguan. The project includes 59,147 square meters of saleable residential space, 4,180 square meters of saleable commercial space, and 455 saleable parking spaces. Its construction began in 2020, presales started in August 2021, and its first batch of units was delivered in December 2022.

As of December 31, 2021, 2022, 2023 and 2024, the project recorded sales of 85, 65, 28, and 65 residential units, respectively. This sales volatility is largely attributable to legacy issues and broader market conditions. The Company is implementing targeted actions to enhance sales velocity and clear the remaining inventory.

Projects Disposed and Terminated

Wuxi Facilities

The Wuxi Facilities are located in Wuxi, Jiangsu. The project has a land area of 43,698 square meters. The plant has ceased production in 2013. In October 2018, former management entered into a 12-year lease agreement (with a 10-month rent-free period) with a third party to lease the entire facility. On May 22, 2025, the Company completed the sale of the Wuxi facilities to the local government for total proceeds of RMB224.8 million.

Nam Tai • Tang Xi Technology Park

Nam Tai • Tang Xi Technology Park is located in Baoan District, Shenzhen. In September 2019, the former management entered into a lease agreement with a third-party for a term of 9.6 years, leasing the industrial building with a contracted area of approximately 7,586 square meters. The renovation of the project commenced in September 2019, and leasing began in the fourth quarter of 2019. As of December 31, 2021, 2022, 2023 and May 31, 2024, the occupancy rates were 93%, 73%, 56%, and 44% respectively. The current management reviewed the sustainability of the sub-lease business model and terminated the lease in June 2024.

Nam Tai • U-Creative Space (Lujiazui)

Nam Tai • U-Creative Space (Lujiazui) is located in Pudong New District, Shanghai. In December 2019, the former management entered into a nine-year lease with a third party for leasable areas of approximately 3,981 square meters. As of December 31, 2021, and November 30, 2022, the occupancy rates were 91% and 38%, respectively. The lease agreement was terminated by the former management in December 2022.

Summary of Appraisal Value of Our Properties

The following table summarizes the appraised value of the Company’s four properties as of December 31, 2024, as determined by two accredited asset appraisal firms independently:

1. Cushman & Wakefield Land and Real Estate Appraisal Co., Ltd (Shenzhen) (“Cushman & Wakefield”)

2. Shenzhen Guoyu Asset Appraisal Real Estate and Land Appraisal Consultant Co., Ltd. (“Guoyu”)

Project	Location	Appraisal Value		Appraisal Value

		in original currency on appraisal report (RMB)		after translated to our reporting currency (USD) (1)

		by Cushman & Wakefield	by Guoyu	by Cushman & Wakefield	by Guoyu
Nam Tai Inno Park	Shenzhen	2,259,038,779	2,291,595,668	314,191,763	318,719,843
Nam Tai Technology Center	Shenzhen	2,483,370,000	2,543,377,564	345,392,211	353,738,187
Nam Tai Inno Valley	Shenzhen	218,643,265	211,335,512	30,409,355	29,392,978
Nam Tai • Longxi	Dongguan	401,308,874	397,194,864	55,814,864	55,242,679

Total GAV		5,362,360,918	5,443,503,608	745,808,194	757,093,687

Note:

(1)	The exchange rate used in the above translation is RMB 7.19 to US$1.00, which is consistent with the one used in our audit report.

The Process of PRC Real Estate Development Projects

The following flow chart summarizes the technical process of typical real estate development projects in the PRC:

Planning and Design

Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, financial analysis and projections, as well as securing financing. We believe that careful planning is essential to controlling the costs, quality, and timing of our projects.

We outsource our design work to reputable third-party design firms. Our planning and development team works closely with project managers, as well as external designers, and architects to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives as part of our design management process. Our senior management is also actively involved in the process, especially in the master planning and architectural design of our projects. We conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the construction stage.

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

Competition

The property industry in the PRC is highly competitive. In recent years, the total floor area and the vacancy rate of office properties in Shenzhen have increased while the rental rate has declined. There has also been an increase in the number of competing projects in our proximity, which could intensify competition among property developers, and force us to reduce prices or incur additional costs to make our properties more attractive. Moreover, as Shenzhen transforms from a labor-intensive electronic manufacturing hub to a research and innovation center, many factories located on industrial lands are being converted to technology parks similar to Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. Other financially distressed Chinese real estate developers and competitors may disrupt the market by initiating price wars and conducting fire sales of assets at deep discounts to address their liquidity issues or massive debt maturities. This would significantly erode the company’s operating margins and profitability. Some of our competitors have competitive advantages over us, including greater economies of scale, more well-known brands, new and different business models, lower costs, larger customer bases, more experience in real estate development and greater financial, marketing, technology, human resources, as well as other expertise and resources. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. In addition, competition among property developers may result in increased costs, shortage of raw materials, oversupply of properties, and difficulty in hiring or retaining qualified personnel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may face intense competition from other developers. Other Chinese troubled real estate companies and competitors may disrupt the market by engaging in price wars, dumping their assets at a large discount in order to solve their own liquidity or debt maturity problems. This will severely impact the company’s operating margin and profitability.”

Seasonality

Our operating results have been, and may continue to be subject to seasonality. Our occupancy and revenues have been generally higher during the spring (i.e. from March to May) and fall (i.e. from September to November) seasons than during the summer (i.e. from June to August) and winter (i.e. from December to February) seasons of each year, because of several factors, including the hometown travelling in Spring Festival period, hot weather in summer and cold weather in winter. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our financial condition and results of operations may fluctuate significantly due to seasonality, and our periodic financial results may not fully reflect the underlying performance of our business.”

Intellectual Properties

We own trademarks for “Nam Tai Inno Park”, “Nam Tai”, Company logo , and in the form of Chinese character in the PRC and Hong Kong. We rely on the country and region’s intellectual property and anti-unfair competition laws, as well as contractual restrictions, to protect our brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business.

Insurance

We maintain property and liability insurance policies with coverage and insured limits that we believe are consistent with market practice in the property development sector in Shenzhen, China. We have bought third-party insurance and property damage liability insurance for some of our operating projects and properties. We also maintain directors and officers liability insurance. Nonetheless, the scope of insurance coverage that we can obtain may be limited as we have to consider the commercial reasonableness of the insurance cost. There are also certain types of losses that are currently uninsurable in China. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or settle any claims we may have against them. We generally do not maintain business disruption insurance policies or key-man insurance. As such, certain types of losses, generally of an unforeseen or catastrophic nature, such as fires, natural disasters, terrorist acts, the outbreak of infectious disease or any resulting losses causing disruptions to our business operations, may not be sufficiently, or at all, covered by insurance. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Insurance may not cover all potential losses from damage affecting our assets and business”.

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

The laws and regulations governing the environmental protection requirements for real estate development in China include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Noise Pollution, the PRC Environmental Impact Assessment Law and the PRC Administrative Regulations on Environmental Protection for Development Projects. Pursuant to these laws and regulations, depending on the impact of the project on the environment, an environmental impact report, an environmental impact analysis table or an environmental impact registration form must be submitted by a developer before the relevant authorities grant approval for the commencement of construction of the property development. In addition, upon completion of the property development, the project company (other than the environmental authorities) should conduct environmental protection inspection of the completed project to ensure compliance with the applicable environmental protection standards and regulations before the property can be delivered. The project company shall formulate an environmental protection inspection report, disclose the report to the public, and submit the relevant data and information through the online platform of environmental protection inspection on completion of construction projects. See “Item 4. Information on the Company—B Business Overview—PRC Regulations on Real Estate Development and Management.”

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

The National People’s Congress of the PRC (“National People’s Congress”) and the Standing Committee of the National People’s Congress are empowered by the PRC Constitution to exercise the legislative power of the State. The State Council is the highest organ of the State administration and has the power to enact administrative rules and regulations. Several ministries and agencies are under the State Council’s authority, including the MOHURD, the Ministry of Natural Resources (MNR), the Ministry of Commerce (“MOFCOM”), NDRC, the State Administration for Market Regulation, the State of Taxation Administration, and SAFE, and their respective authorized local counterparts.

Regulations on Foreign-Invested Real Estate Enterprise

The Foreign Investment Law of the PRC, which was promulgated on March 15, 2019 and came into effect on January 1, 2020, sets out the regulatory framework for foreign investments and pursuant to which (i) foreign natural persons, enterprises or other organizations (collectively, the “foreign investors”) shall not invest in any sector forbidden by the negative list for access of foreign investment, (ii) for any sector restricted by the negative list, foreign investors shall conform to the investment conditions provided in the negative list, and (iii) sectors not included in the negative list shall be managed under the principle of treating domestic investments and foreign investments equally. It, together with its implementation rules, also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information report system where foreign investors or foreign-funded enterprises shall submit investment information to the competent departments of commerce through the enterprise registration system and the enterprise credit information publicity system. The Measures for Reporting Foreign Investment Information, which was promulgated on December 30, 2019 and came into effect on January 1, 2020, sets out the details of the foreign investment information report system. Since January 1, 2020, with respect to foreign investors carrying out investment activities directly or indirectly in the PRC, the foreign investors or foreign-funded enterprises shall submit investment information to the commerce authorities in accordance with these measures. According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition) promulgated on September 6, 2024, the business of real estate development and property management does not fall under such categories where foreign investment is restricted or prohibited.

Pursuant to the Urban Real Estate Administration Law, real estate development enterprise means “an enterprise that engages in the development and operation of real estate for the purposes of making profits.”

Under the Regulations on Administration of Development and Operation of Urban Real Estate promulgated by the State Council on July 20, 1998 and last amended on November 29, 2020, a real estate development enterprise must satisfy the following requirements:

•	it must have a registered capital of not less than RMB 1.0 million; and

•	it must have four or more full-time qualified real estate/construction professionals and two or more full-time qualified accountants.

To be a qualified real estate development enterprise, a property developer shall apply for registration with the Department of Administration of Industry and Commerce (now known as the Department of Administration for Market Regulation). A developer must also report its establishment to the relevant real estate administration authority within 30 days upon receipt of its business license.

In 2019 and 2020, respectively, the project subsidiaries which hold Nam Tai Technology Center and Nam Tai • Longxi have been qualified as real estate development enterprises.

Shenzhen City Zoning Measures

Our three development projects, Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley, are located within the municipality of Shenzhen. Accordingly, our developments must be made in compliance with the relevant Shenzhen rules and regulations.

Historically, the Urban Planning Standards and Guidelines, promulgated by Shenzhen Municipal People’s Government (the “Shenzhen Government”) in 2014, and amended in 2021, classified zoning of urban land into nine categories, including “residential”, “commercial and service”, “government and community”, “industrial”, “logistics and warehouse” “transportation utilities”, “municipal utilities”, “green spaces and squares “and other land.

However, as part of China’s nationwide “multi-plan integration” reform, Shenzhen has transitioned to a unified territorial spatial planning system. The Shenzhen Territorial Spatial Master Plan (2021–2035) was officially approved in September 2024 and formally implemented in 2025. This plan now serves as the primary legal basis for all new development, land use, and zoning decisions in the city.

Within the M zone category, “M-1” refers to common industrial land that is mainly zoned for factory buildings for production and manufacturing activities, but also encompasses uses including warehouses, small businesses, staff dormitories, attachable public facilities, attachable transportation facilities and other auxiliary facilities. “M-0” refers to a new type of industrial zone that combines research, originality, design, test pilot production, pollution-free production, other innovative industry and relevant supporting services. Land zoned as “M-0” is mainly used for factory buildings (pollution-free production) and research and development buildings and can also be used for associated commercial and staff dormitory, attachable public facilities, attachable transportation facilities and other auxiliary facilities.

On January 26, 2025, the Industry and Information Technology Bureau and Planning and Natural Resources Bureau of Shenzhen Municipality released the Shenzhen Industrial Block Line Management Measures (Draft for Comments), which proposed an increase in the minimum unit area for industrial space from 300 square meters to 500 square meters. This proposal has since been formally adopted and is now in effect as part of the General Design Rules for New-type Industrial Land (M0) Buildings (SJG 193-2025), effective July 1, 2025. Consequently, the minimum unit size for M-0 zones is now 500 square meters, which will impact the subdivision and transfer strategy for our future M-0 projects.

The unit allowed for subdivision and transfer in M-0 zone has a lower minimum size of 500 square meters as compared to the unit in M-1 zone, which is 1,000 square meters. We believe smaller minimum sizes are more favorable to us with respect to permitting us to sell smaller subdivided units. Further, buildings in M-0 zone must follow certain legal planning construction index allocations that mandate percentages of the buildings that are required to be designated as research and development offices, commercial uses, dormitories, while index allocations for buildings in M-1 zone must be designated as factory buildings, small commercial uses or dormitories. In addition, the permitted floor area ratio for the “M-0” is generally higher than that for “M-1” zone which means M-0 zone has larger permitted building areas and potentially higher development value. As a result, we believe the planning construction index for the “M-0” zone offers us greater commercial advantages because we can build complexes with larger floor plans.

Our three development projects in Shenzhen, Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley are located on industrial lands.

Nam Tai Inno Park has an “M-1” designation with 50-year land use right that commenced in 2007. If the land use right holder does not renew the land use rights on maturity, the land will be reverted back to being state-owned.

Nam Tai Technology Center has a 50-year of land use right that commenced in 1993. We renewed its land use right with a “M-0” designation on October 25, 2018, which means its land use right has been restarted from the date of the renewal for 50 years.

Nam Tai Inno Valley currently has an “M-1” designation with 50 years of land use rights that commenced in 1999.

Urban Renewal Measures of Shenzhen

On December 30, 2020, the Standing Committee of the Shenzhen Municipal People’s Congress formulated and promulgated the Regulations on Urban Renewal of the Shenzhen Special Economic Zone (the “Renewal Regulations”), which became effective from March 1, 2021. These Renewal Regulations improved and modified the Urban Renewal Measures of Shenzhen.

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

Where the urban renewal project involves changes to land use rights contracts, such as re-starting the term from the signing date or changing the proposed use of the land, the party conducting the project is generally required to pay an additional land premium, as such changes are considered granting more favorable terms to the users under current regulations.

Our Nam Tai Technology Center project is the urban renewal project for demolition and reconstruction, and can be subdivided and transferred, after obtaining approval documentation and payment of certain additional land premiums. The amount of land premiums differs based on the specific property usage or future transfer method. Our land was obtained at a relatively low cost, so we may be subject to significant additional land premiums when we renew the land use right contracts.

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

As projects are on industrial sites, the Company shall sign a strict industrial development supervision agreement with authorities in compliance with specific regulatory indicators such as investment intensity, output efficiency and energy conservation and environmental protection. The Company has signed such agreement for Nam Tai Technology Center in September 2021.

Under the Renewal Regulations, a building in an old industrial or commercial area is generally eligible for demolition and reconstruction as part of an urban renewal project if it has been completed for at least 15 years. Buildings that have been completed between 10 and 15 years may also qualify if they meet specific conditions, such as alignment with industrial upgrading policies or public interest requirements approved by the Shenzhen Municipal Government.

The buildings located on the site of Nam Tai Technology Center have satisfied the 15-year requirement.

The floor area ratio of Nam Tai Technology Center has greatly increased from 2.3 to 6 after the renewal of land use rights and the achievement of “M-0” approval. As a result of this substantial increases, relevant regulations may impose certain usage limitations and may also restrict us from selling the project.

The Measures on Administration for Industrial Block of Shenzhen promulgated by the Shenzhen Government on August 2, 2018, among other things, provide that:

•

the Shenzhen government shall strictly implement the re-designation of industrial zones from “M-1” to “M-0” within the designated block line, and the proportion of such re-designation in several districts, shall not exceed 20% of the aggregate land lots within the industrial block; and

•

if a transferor transfers property zoned as industrial land within the designated first-tier industrial block line or partially transfers an industrial building, the transferee must be an enterprise that has been engaged in manufacturing, research and design of products for more than three years, and has paid all taxes.

Regulations on Development of a Real Estate Project

The following is a summary of the relevant permits and certificates required to be obtained to complete our projects, together with the applicable regulations. See “Item 4. Information on the Company—B. Business Overview” for the estimated timetable of when we expect to obtain each of the following permits and certificates: (a) land use right certificates, (b) construction land use planning permits, (c) construction works planning permits, (d) construction permits, (e) construction acceptance certificates, and (f) property ownership certificates.

Regulations on Land

The Law of Land Administration of the PRC, promulgated on June 25, 1986 and amended on August 26, 2019, distinguishes between ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned and land in rural areas of a city or town and rural land are collectively-owned.

Land Use Right Certificate

Although all land in the PRC is owned by the governments or by the collectives, individuals and enterprises are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the specific use purpose of the land. A system of assignment and transfer of the right to use state-owned land was adopted pursuant to the Interim Regulations on Grant and Transfer of the Right to Use State-Owned Land in Urban Areas of PRC, which is promulgated on and effective as of May 19, 1990 and last amended on November 29, 2020, by the State Council. Enterprises, and other organizations who intend to hold, lease and develop land, shall pay a land premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government. Land users may transfer, lease, mortgage or otherwise commercially exploit the land use rights within the terms of use. After payment of the land premiums in full, their land user registers the land use rights with the natural resources authority and obtains a “land use rights certificate”. The maximum terms with respect to the land use rights are: (a) 70 years for residential purposes; (b) 50 years for industrial purposes; (c) 50 years for the purposes of education, science, culture, health and sport facilities; (d) 40 years for commercial, tourist and recreational purposes; and (e) 50 years for other designated uses.

The PRC Civil Code effective from January 1, 2021 provides for automatic renewal of residential land use rights upon expiry, but non-residential rights (including industrial) require application for renewal and payment of additional land premiums in accordance with local regulations. Unless it is otherwise prescribed by any law, the owner of construction land use rights has the right to transfer, exchange, and use such land use rights as equity contributions or collateral for financing. If the state takes the premises owned by entities or individuals, it must compensate the property owners in accordance with laws and protect the lawful rights and interests of the property owners.

Construction Land Use Planning Permit

Under the Urban and Rural Planning Law of PRC promulgated by the Standing Committee of the National People’s Congress on October 28, 2007 as amended on April 23, 2019, a developer that has acquired state-owned land use rights through grant must, after signing the land grant contract and obtaining approval for a construction project, apply to the natural resources authority for a construction land use planning permit.

Pursuant to the renewed land use rights assignment contract dated October 8, 2018 for Nam Tai Inno Park, the authority required us to complete the construction of the main structures by April 25, 2023. If we fail to complete such construction before this date, the Shenzhen Planning and Land Resources Committee may impose a penalty on us as a condition for us to receive the construction acceptance certificate. If the delay is within three months, the penalty could be 1.5% of the original land acquisition price; We have not yet been ordered to pay penalty and have not applied for an extension. If the completion is overdue but no application for extension is made, liquidated damages shall be paid according to the provisions of the preceding paragraph within two years from the date of expiration. Where the expiration is over two years (including two years), the Shenzhen Planning and Land Resources Committee may collect liquidated damages at 20% of the contract land price. If actual expiration period is calculated according to the provisions of the preceding paragraph and the proportion of the liquidated damages payable is higher than 20%, the actual calculated proportion shall be levied. The Shenzhen Planning and Land Resources Committee (now known as Shenzhen Planning and Natural Resources Bureau) may also recover the land use right and the buildings and other attachments on the ground free of charge.

Construction Works Planning Permit

Under the Urban and Rural Planning Law of PRC, a property developer who has a proposed construction project within the planning area of a city or town must, after obtaining a land use right certificate, a construction land use planning permit and completing the detailed architectural design in compliance with planning conditions, submit the construction plans, together with the land use rights certificate, to the planning and natural resources authority of the city or county people’s government or the town people’s government designated by the provincial government, and apply for a construction works planning permit.

A construction works planning permit is different from a land use right certificate. Land use right certificates prove that the land use corresponds with the applicable urban planning requirements, while construction works planning permits prove that the design, construction and engineering satisfy the urban planning requirements.

The Urban and Rural Planning Law of PRC also provides regulations with respect to the formulation, implementation, modification, control, supervision of, and related legal liabilities associated with, measures aimed at curbing conflicts during urban and rural construction developments. The scope of the measures includes the planning, layout and construction of cities, towns with administrative status and villages. The Urban and Rural Planning Law stipulates that where any construction project is commenced without a construction works planning permit, or where such permit has been obtained but construction has not proceeded in accordance with that permit, the Urban and Rural Planning Department at the county level or above may issue an order to cease the construction works. In the case that the construction can be remedied to conform to the relevant planning rules, an order can be made to rectify the construction in a prescribed period and a fine totaling between 5% and 10% of the total construction cost may be imposed. Where the construction cannot conform to relevant planning rules, an order for its demolition will be issued or, where demolition is not possible, the property and/or illegal income derived from the property will be confiscated and a fine totaling less than 10% of the construction cost will be imposed.

Construction Permit

According to the Measures for the Administration of Construction Permits for Construction Projects, which was promulgated by the MOHURD on June 25,2014 and last amended on March 30,2021, when a construction site has been properly prepared and is ready for the commencement of construction, the developer must apply for a construction permit from the construction authorities at or above the county level.

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

Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai • Longxi have already obtained construction permits.

Construction Acceptance Certificate

According to the Regulation on the Quality Management of Construction Projects promulgated by the State Council on January 30, 2000, as amended on April 23, 2019, and the Provisions on Inspection and Acceptance Upon Completion of Buildings and Municipal Infrastructure promulgated by MOHURD in December 2013, after the completion of the construction and achievement of the construction acceptance report, the property must undergo further inspection and receive relevant approvals from local authorities including planning bureaus, fire safety authorities and environmental protection authorities. Thereafter, the property developer shall apply for a construction acceptance certificate at the property development authority. Failure to obtain such acceptance certificate may affect our ability to deliver units to third parties. If we fail to deliver units on time, our customers may allege breach of contract and commence litigation against us.

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

In accordance with the Measures for Administration of Pre-Sale of Commodity Properties promulgated by Ministry of Construction on November 15, 1994 and amended on August 15, 2001 and July 20, 2004, purchasers must apply for individual property ownership certificates with local real estate administration authorities within 90 days after the delivery of pre-sale property. Developers are required to assist and provide purchasers with necessary verifying documents. Where purchasers fail to obtain the individual Property Ownership Certificates within the required period due to the fault of the developer, the developer will be liable for breach of contract unless the parties agree otherwise. Property developers, including us, usually specify a deadline for the delivery of the individual property ownership certificates in the sale agreements to allow sufficient time for the application and approval processes. Nevertheless, delays by the various administrative authorities in reviewing the application, granting approvals and certain other factors may affect timely delivery of the property ownership certificates. Accordingly, we may not be able to deliver individual real property certificates to purchasers on time as a result of delays in the administrative approval processes or for any other reason beyond our control, which may result in us having to pay liquidated damages. Or in the case of a prolonged delay, the customers may terminate the sales agreement.

Regulations on Transfer of Property Interest

According to the Urban Real Estate Administration Law promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, as amended on August 26, 2019, “transfer of real estate” means to transfer the title of property from the original owner to another owner through sale, donation or other lawful means. When transferring a building, the title of the building and the land use rights to the site on which the building is situated are transferred together.

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

The title of each unit of Nam Tai • Longxi can be transferred to the buyers, and we will help each of our buyers to obtain property ownership certificates.

The Measures on the Transfer of Industrial Building and Supporting Building promulgated by the Shenzhen Government on January 19, 2020, provide that legally built industrial buildings and their public facilities in Shenzhen may be transferred as whole, or can be divided and transferred in accordance with the relevant approval documents on land use or the land use rights assignment contract.

Transferees of industrial buildings must be registered enterprises. In particular, the transferee of the supporting dormitory shall be the registered enterprise who holds office space in the same industrial project. Besides, the assignee of the industrial buildings shall not transfer the title to any third party within 5 years.

The property of Nam Tai Technology Center project can only be partially subdivided and transferred. However, we are limited to selling office and dormitory units to enterprises, as the buildings are still considered as industrial nature.

Our Nam Tai Inno Park project is not an urban renewal project and it is stipulated in the relevant land use rights contract that the land may not be subdivided or transferred. We intend to conduct leases for the remainder of the land use rights period with respect to the properties in our Nam Tai Inno Park so as to not run afoul of the prohibition on partial subdivisions and transfers.

Under the current PRC regulations, there are certain restrictions placed on individuals purchasing residential units in a residential building. On February 27, 2021, the Housing and Urban-Rural Construction Bureau, the Municipal Natural Resources Bureau and other five departments of Dongguan jointly issued a Notice on the Further Regulating the Real Estate Market Regulation, to firmly curb speculation and excessive price increases. Regulations in the notice include an increase in the ratio of initial down payment, strengthening the new housing record price guidance and others. On September 30, 2024, Dongguan’s Housing and Urban-Rural Development Bureau issued the Notice on Adjusting Policy Measures for the Stable and Healthy Development of Our City’s Real Estate Market, which abolished the previous restrictions on commodity housing transfer timelines and optimized personal housing loan policies, including, among other things, lowering the minimum down payment ratio for first-time homebuyers.

Our Nam Tai • Longxi, a residential and commercial project, will be affected by continuously evolving PRC housing market regulatory policies. Since our Nam Tai Technology Center is an industrial building and the major purchasers or tenants of units in the project are required to be enterprises as described above, the aforementioned restrictions applicable to residential properties, such as initial down-payment ratios and purchase quotas, do not apply, and our target enterprise purchasers or tenants may purchase any number of units. Nevertheless, as each successive owner of units in an industrial building must be enterprises, not individuals, except for special circumstances, this may affect the transferability of both our office and dormitory units.

Regulations on Leases

The Administrative Measures for Commodity House Leasing promulgated by the MOHURD on December 1, 2010 and implemented on February 1, 2011, require that parties to a leasehold arrangement of a property shall register the leasing agreement with property administrative authorities within 30 days after entering into such leasing agreement. In addition, enterprises may be imposed fines between RMB 1,000 and RMB 10,000 and individuals may be imposed fines of less than RMB 1,000 if the parties fail to comply with such requirement. In addition, the PRC Civil Code imposes a maximum leasing term of 20 years.

MOHURD, NDRC, Ministry of Public Security, China Quality Certification Center, the China Banking and Insurance Regulatory Commission and CAC also issued the “Opinions on Rectifying and Regulating the Order of the Housing Rental Market” (the “Opinions”), in December 2019. The Opinions stipulate requirements for the management of lease registration and the control of rent financing business. Regulatory requirements for the business of rent financing became more stringent. Rent financing loans shall be made based on the leasing contract signed and filed online, and the term of the loans shall not exceed the term of the contract. Stricter control imposed in the leasing industry may increase our costs to comply with the requirements and adversely affect our business operations and financial position.

Regulations on Receipt of Lease Prepayments by Commercial Enterprises

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

For Nam Tai Technology Center, the subsidiary owning the project has already possessed the qualifications for real estate development. Therefore, the above project may be subject to these restrictions.

Regulations on Pre-sale of Units

According to the Urban Real Estate Administration Law, a commodity unit may be sold before completion if: (a) all payment under the land use right assignment contract has been paid and a land use rights certificate has been obtained; (b) the construction works planning permit has been obtained; (c) the funds invested in the development of the buildings is more than 25% of the total investment in the project, and the work progress and completion and delivery dates have been ascertained; and (d) the pre-sale has been registered and a pre-sale permit has been obtained. The pre-sale seller shall, report the pre-sale contracts for record-filing to the real estate administration and land administration departments of the people’s government above the county level. The pre-sale proceeds of commodity units must be used to develop the relevant pre-sold project until the completion of the construction.

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

Prior to the completion of Nam Tai • Longxi, we had obtained the necessary pre-sale permits. Pre-sales commenced in August 2021, and the first batch of units was delivered in December 2022.

Measures on Property Price

Pursuant to the Measures on Supervision of Shenzhen Real Estate Market on July 9, 2010, as amended in February 2017, real estate development enterprises shall set a reasonable pre-sale price and file the detailed prices to the supervision authorities. The sale price of the commodity units shall be in line with the aforementioned filed price and be marked clearly, If the real estate enterprises need to adjust the reported price and the adjustment range is over 15%, they shall report to supervision authorities again. Failure to comply with such measures may result in a penalty equal to RMB 100,000.

Major Taxes Applicable to Property Developers

Land Appreciation Tax

Under the PRC Interim Regulation on Land Appreciation Tax of 1993 and its implementation rules of 1995, as amended in 2011, LAT applies to both domestic and foreign investors in real properties in Chinese mainland, irrespective of whether they are corporate entities or individuals. The LAT is payable by a taxpayer on the appreciation value derived from the transfer of land use rights, buildings or other facilities on such land, after deducting the following “deductible items”:

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

•	construction costs and charges, in the case of newly constructed buildings and facilities;

•	the assessed value in the case of old buildings and facilities;

•	taxes paid or payable in connection with the transfer of real property; and

•	other items allowed by the Ministry of Finance of the People’s Republic of China.

•	The tax rate is progressive and ranges from 30% to 60% of the appreciation value as compared to the “deductible items” as follows:

Appreciation value	LAT rate
Portion not exceeding 50% of deductible items	30%
Portion over 50% but not more than 100% of deductible items	40%
Portion over 100% but not more than 200% of deductible items	50%
Portion over 200% of deductible items	60%

In order to assist the local tax authorities in the collection of LAT, the Ministry of Finance, the State Taxation Administration, the Ministry of Construction and the State Land Administration Bureau separately and jointly issued several notices to reiterate that, after the assignments are signed, the taxpayers should declare the LAT to the local tax authorities where the real estate is located, and pay the LAT in accordance with the amount as calculated by the tax authority and within the time period as required. For those who fail to acquire proof as regards to the tax paid or the tax exemption from the tax authorities, the real estate administration authority will not process the relevant title change procedures and will not issue the property ownership certificates.

We will be subject to the LAT if we choose to sell, instead of lease, our units.

Value-Added Tax

The Interim Regulation of the People’s Republic of China on Value-Added Tax, amended on November 19, 2017, stipulates that all enterprises and individuals engaged in the sales of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC are taxpayers of value-added tax, and shall pay value-added tax. For taxpayers selling transportation, postal, basic telecommunication, construction, or real estate leasing services, selling real estate, transferring land use rights, or selling or importing low-tax goods, the value-added tax rate is 11%. For taxpayers selling or importing goods, or providing services, the tax rate shall be 17%. For taxpayers selling or importing the goods, such as food grains and edible vegetable oils, the tax rate shall be 13%. The value-added tax rate for taxpayers exporting goods and domestic units and individuals selling services and intangible assets within the scope prescribed by the State Council shall be zero. In other cases, the tax rate applicable to taxpayers selling services and intangible assets is 6%.

Pursuant to the Notice on the Adjustments of Value-Added Tax Rates issued by the Ministry of Finance and the State Administration of Taxation on April 4, 2018 and implemented on May 1, 2018, the original value-added tax rates of 17% and 11% applicable to taxable sales of goods and services were adjusted to 16% and 10%, respectively.

Pursuant to the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform made on March 21, 2019 and effective on April 1, 2019, the authority further lowered the value-added tax rates of 16% and 10% applicable to taxable sales of goods and services to 13% and 9%, respectively.

Pursuant to the Interim Measures for the Collection of Value-Added Tax on the Sale of Self-Developed Real Estate Projects by Real Estate Developers issued on March 31, 2016 and implemented on May 1, 2016 by the State Administration of Taxation, in the event that a real estate developer recognized as a general taxpayer sells a self-developed real estate project, the general tax calculation method shall be adopted, and the total consideration and other charges after the deduction of the corresponding land price shall be the sales amount.

On December 25, 2024, the Standing Committee of the National People’s Congress published the PRC Value-Added Tax Law, which will come into effect on January 1, 2026, replacing the Provisional Regulations on Value-Added Tax of the PRC. The new law reaffirms the provisions of the PRC Interim Regulations on Value-Added Tax and makes changes in the areas of taxable acts, tax jurisdiction, deemed sales, non-taxable items, simplified taxation, withholding agents, input taxes, non-deductible input taxes, mixed sales, and excess VAT credit refunds.

Enterprise Income Tax

In 2007, the PRC government adopted the PRC EIT Law and the related implementation rules, which became effective on January 1, 2008 and was amended in 2018. Under the PRC Enterprise Income Tax Law, a unified income tax rate of 25% is applied to all PRC enterprises, including foreign-invested enterprises. In addition, according to the EIT Laws, dividends from PRC subsidiaries to their foreign corporate shareholders are subject to a withholding tax at a rate of 10% unless any lower treaty rate is applicable.

Urban Land Use Tax

Pursuant to the PRC Interim Regulations on Land Use Tax in respect of Urban Land promulgated by the State Council in September 1988, as amended on December 31, 2006, January 8, 2011, December 7, 2013 and March 2, 2019, the land use tax on urban land is levied according to the use and location of relevant land. The annual tax on urban land is between RMB 0.6 and RMB 30 per square meter. Our projects, including Nam Tai Inno Park and Nam Tai Technology Center, are located in an urban area, the annual tax on urban land is RMB 2.0 per square meter.

Property Tax

Under the PRC Interim Regulations on Property Tax promulgated by the State Council in September 1986, and amended on January 8, 2011, the property tax applicable to domestic enterprises is 1.2% if it is calculated on the basis of the residual value of a building and 12% if it is calculated on the basis of the rental. According to the “Measures for the Implementation of Real Estate Tax in the Shenzhen Special Economic Zone” promulgated by the Shenzhen Municipal People’s Government on May 4, 1987, Article 5 stipulates that the real estate tax shall be calculated and paid based on 70% of the original value of the property. Property tax for our existing buildings located at the site of Nam Tai Inno Valley is calculated on the basis of residual value of the buildings. According to the Notice on Issues Relating to Assessment of Buildings Tax against Foreign-invested Enterprises and Foreign Individuals issued by the Ministry of Finance and State Administration of Taxation in January 2009, foreign-invested enterprises, foreign enterprises and foreign individuals are to be levied in the same manner as domestic enterprises.

Stamp Duty

Under the PRC Stamp Duty Law promulgated by the Standing Committee of the National People’s Congress in June 10, 2021, and effective on July 1, 2022, for property transfer instruments, including those in respect of property ownership transfers, the duty rate is 0.05% of the amount stated therein. For house lease contracts, the stamp duty shall be calculated at a rate of 0.1% based on the rental amount; for loan contracts, the stamp duty shall be calculated at a rate of 0.005% based on the loan principal.

Municipal Maintenance Tax

Under the PRC Municipal Maintenance Tax Law promulgated by the Standing Committee of the National People’s Congress on August 11, 2020, and effective on September 1, 2021, any taxpayer of value added tax or consumption tax is required to pay municipal maintenance tax calculated on the basis of value added tax and consumption tax. The tax rate is 7% for a taxpayer whose domicile is in an urban area, 5% for a taxpayer whose domicile is in a county or a town, and 1% for a taxpayer whose domicile is not in any urban area or county or town. As our projects, including Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley, are located in an urban area, the tax rate of 7% is applicable to us. Nam Tai • Longxi is located in Machong town, the tax rate is 5%.

According to the Circular Concerning Unification of Municipal Maintenance Tax and Education Surcharge for Foreign Investment and Domestic Enterprises and Individuals issued by the State Council on October 18, 2010, municipal maintenance taxes are applicable to FIEs, foreign enterprises and foreign individuals.

Education Surcharge

Under the Interim Provisions on Imposition of Education Surcharge promulgated by the State Council in April 1986 and amended on June 7, 1990, August 20, 2005 and January 8, 2011, any taxpayer, of VAT, business tax or consumption tax is liable for an education surcharge unless such taxpayer is required to pay a rural area education surcharge as provided by the Notice of the State Council on Raising Funds for Schools in Rural Areas. The education surcharge rate is 3% of the sum of consumption tax, value added tax and business tax. According to the Circular Concerning Unification of Municipal Maintenance Tax and Education Surcharge for Foreign Investment and Domestic Enterprises and Individuals issued by the State Council on October 18, 2010, the education surcharge is applicable to FIEs, foreign enterprises and foreign individuals.

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

Regulations on Construction Safety

Under relevant laws and regulations such as the Law on Safe Production in the PRC promulgated by the Standing Committee of the National People’s Congress in June 2002 and as amended in June 2021, property development enterprises should apply to the Supervisory Department on Safety for the Registration of Supervision for Work Safety in Construction before the commencement of construction. Construction conducted without registration will not be granted a construction permit. Contractors must establish objectives and measures for work safety and improve the working environment and conditions of workers in a planned and systematic way. A work safety responsibility system requires the implementation of certain work safety protection scheme. At the same time, contractors must adopt corresponding site work safety protective measures according to the work protection requirements in different construction stages and such measures shall comply with the labor safety and hygiene standards of the province. Non-compliance with these provisions may subject offenders to tiered financial penalties.

Under the Construction Law of PRC, amended in 2019, a contractor assumes responsibility for the safety of the construction site. The general contractor will take overall responsibility for the site, and the subcontractors are required to comply with the protective measures adopted by the general contractor.

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

The Environmental Impact Assessment Law

The Environmental Impact Assessment Law of the PRC (effective September 1, 2003, as amended in 2016 and 2018) requires that no construction may commence on a project unless its environmental impact assessment documents have been submitted and either approved by the competent ecology and environment authority (for projects with significant or moderate environmental impacts) or registered via the national online filing system (for projects with minimal impacts).

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

Insurance

There is no mandatory provision under PRC laws, regulations and government rules that requires a property developer to take out insurance policies for its real estate developments. According to the common practice of the property development industry in China, construction companies are usually contractually obligated to submit insurance proposals to the developer in the course of tendering and bidding for construction projects. Construction companies must pay for the insurance premiums and take out insurance to cover their liabilities. Insurance coverage for all these risks will cease immediately after the completion and acceptance upon inspection of construction. Our company may bear joint liability for work-related insurance accidents arising from the contractor’s failure to timely renew project insurance coverage. Regarding our under-construction Nam Tai Technology Center project, the construction company has purchased work-related injury insurance for the personnel, and we are responsible for procuring all other insurance policies.

Regulatory Developments on Data Privacy

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC (“Cyber Security Law”), which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the SCNPC published the Data Security Law of the People’s Republic of China, or the PRC Data Security Law, which took effect on September 1, 2021. Entities carrying out data processing activities shall establish a sound data security management system, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security, in accordance with the provisions of laws and regulations.

The PRC Data Security Law and the Regulations on Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, among others, provide for a security review procedure for the data activities conducted by critical information infrastructure operators that may affect national security. As of the date of this annual report, no detailed rules or implementation measures specific to the real estate industry have been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law.

On December 28, 2021, the Cyberspace Administration of China amended the Measures for Cybersecurity Review, or the “Cybersecurity Review Measures,” which became effective on February 15, 2022. The scope of review under the Cybersecurity Review Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities which affect or may affect national security. According to Article 7 of the Cybersecurity Review Measures, operators who possess the personal information of over a million users must apply to the Cybersecurity Review Office to conduct cybersecurity review procedures before listing in a foreign country. Additionally, the Cybersecurity Review Measures also provide that if the relevant authorities consider certain network products and services, data processing activities or listings in foreign countries to affect or potentially affect national security, then the authorities may initiate a cybersecurity review even if the operators do not have an obligation to independently perform a cybersecurity review under such circumstances.

On March 22, 2024, the CAC issued the long-awaited Provisions on Facilitating and Regulating Cross-Border Data Transfers, effective as of the same date. The CAC simultaneously updated the Guidelines to Applications for Security Assessment of Outbound Data Transfers and the Guidelines for Filing the Standard Contract for Outbound Cross-Border Transfer of Personal Information to harmonize the current rules applicable to cross-border data transfers. These regulations benefit many multinational companies that are involved in the activity of transferring personal information and other data out of China. The essence of these regulations consists of exceptions to existing data compliance requirements (such as the need to conduct “security assessments” and to complete “standard contracts”) set out under pre-existing laws and regulations concerning outbound cross-border data transfers.

As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis, and are not required to go through cybersecurity review by the CAC.

On August 20, 2021, the SCNPC of China promulgated the Personal Information Protection Law, which became effective on November 1, 2021, and which integrates various scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law stipulates that, among other requirements, (i) all processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope that is necessary to achieve the processing purpose and should avoid any excessive collection of personal information. Personal information processors are required to adopt necessary measures to safeguard the security of the personal information they handle. Any offending entities could be ordered to undertake corrective measures, or to suspend or terminate their provision of services, and to potentially face confiscation of unlawful income, fines or other penalties.

Our business activities, primarily focused on real estate development and sales, involve processing limited personal information collected from homebuyers and tenants. This data collection is strictly confined to defined business purposes, including contract execution, after-sales services, and property management. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

C. Organizational Structure

The chart below describes the organizational structure of our company and principal subsidiaries as of December 31, 2024.

Nam Tai Property Inc. (1)
100%
Nam Tai Group Limited (2)
100%
Nam Tai Investment (Shenzhen) Co., Ltd. (3)
100%
Triumph Commitment Group Limited (4)
100%
Treasure Champion Group Limited (5)
100%
Zastron Electronic (Shenzhen) Co., Ltd. (6)
100%
Wuxi Zastron Precision -Flex Co., Ltd. (7)
100%
Inno Consultant Company Limited (8)
100%
Nam Tai (Shenzhen) Technology Park Operations Management Co., Ltd. (9)
100%
Shanghai Nam Tai Business Incubator Co., Ltd. (10)
100%
Nam Tai Property Management (Shenzhen) Co., Ltd. (15)
100%
Nam Tai Property Management (Dongguan) Co., Ltd. (16)
100%
Triumph Commitment (Hong Kong) Limited (11)
100%
Nam Tai (Shenzhen) Consulting Co., Ltd. (12)
100%
Shenzhen Kaicheng Architecture and Decoration Co., Ltd. (13)
80%
20%
Nam Tai (Dongguan) Real Estate Development Co., Ltd. (14)

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
(14)

Nam Tai (Dongguan) Real Estate Development Co., Ltd., was established in the PRC in March 2020 as a limited liability company with a focus on real estate development. Nam Tai (Dongguan) Real Estate Development Co., Ltd. is indirectly wholly owned by NTP through Zastron Electronic (Shenzhen) Co., Ltd. and Nam Tai (Shenzhen) Consulting Co., Ltd.

(15)	Nam Tai Property Management (Shenzhen) Co., Ltd., was established in the PRC in March 2024 as a limited liability company with a focus on property management.
(16)	Nam Tai Property Management (Dongguan) Co., Ltd., was established in the PRC in March 2024 as a limited liability company with a focus on property management.

D. Land Use Rights and Properties Used in Principal Operations

The table below lists the locations, square meters, principal use and the expiration dates of land use rights on the facilities used in our principal operations during the period from January 1, 2021 to December 31, 2024:

Location	Approximate Square Meters	Principal or Presently Contemplated Use	Owned or lease expiration date
Shenzhen, China
Guangming District	103,739	Nam Tai Inno Park	2057
Gushu Community	22,364	Nam Tai Technology Center	2068
Gushu Community	26,313	Nam Tai Inno Valley and First Corporate Headquarters	2049
Baoan District	1,207	Qianhai Office	2054
Baoan District	7,586	Nam Tai • Tang Xi Technology Park for lease and operation	Leased until 2024
Dongguan, China
Machong Town	33,763	Nam Tai • Longxi	2090
Shanghai, China
Pudong New District	3,981	Nam Tai • U-Creative Space (Lujiazui) for lease and operation	Leased until 2022
Wuxi, China
New District	43,698	Wuxi Facilities	2025
Hong Kong, SAR, China
Wanchai	277	Administrative Office	Leased until 2021
Central	1,868	Administrative Office	Commenced and terminated in 2021

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A. Operating Results

Overview

With the discontinuation of our LCM production in April 2014, we ceased our LCM manufacturing business and turned our business focus to redeveloping three parcels of land in Gushu and Guangming, Shenzhen. We are converting these parcels of land that formerly housed our manufacturing facilities into technology parks. Our key project currently under development is Nam Tai Technology Center. The construction of Nam Tai Inno Park and Nam Tai • Longxi was completed in 2021 and 2022 respectively. As of December 31, 2024, we had leased floor area of approximately 209,983 square meters in Nam Tai Inno Park, achieving an occupancy rate of 79%, and had sold 243 out of the 556 residential units in Nam Tai • Longxi, representing a sales ratio of 44%.

Revenue for the years 2020, 2021, 2022, 2023 and 2024 was $71.2 million, $62.4 million, $50.1 million, $83.2 million and $29.2 million, respectively. From 2020 to 2024, our revenue trends were primarily driven by fluctuations in sales-type lease income, the timing of project completions and related unit handovers, and the downturn in real estate market. Revenue decreased in 2021 and 2022 as market conditions weakened. A temporary rebound occurred in 2023 with contribution mainly from the Nam Tai • Longxi project, including $31.1 million sales revenue from the handover of commercial units as compensation to local authorities and displaced residents. However, sales revenue from residential units of Nam Tai • Longxi project decreased from approximately $27.0 million in 2023 to $3.6 million in 2024 due to an injunction order placed by GSL related to the 2020 PIPE dispute and the continued downturn in the PRC real estate market.

Factors Affecting Our Results of Operations

The most significant factors that directly or indirectly affect our financial performance and results of operations are as follows:

PRC Government Policies and Economic Conditions

Our financial performance is profoundly sensitive to changes in PRC government policies and the overall health of the Chinese economy, particularly within the Guangdong-Hong Kong-Macao Greater Bay Area.

Policy Changes: Sudden regulatory shifts, such as purchase restrictions, price caps, or financing constraints for the real estate sector (e.g., the “Three Red Lines” policy), can immediately decelerate market activity, impact our sales velocity, and compress our profit margins.

Economic Cycles: A slowdown in China’s economic growth or the regional economy of the Greater Bay Area would reduce demand from both corporate tenants for our industrial spaces and residential buyers for our properties, directly impacting our primary revenue streams.

See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We are heavily dependent on China’s economy and the performance of the PRC real estate market, particularly in the Guangdong-Hong Kong-Macao Greater Bay Area.

Project Execution and Market Competition

The timing, cost, and successful execution of our development projects are fundamental drivers of our results.

Project Timing: Revenue recognition is heavily dependent on the completion and sale of large-scale projects. Delays in construction, permitting, or approvals can cause significant quarter-to-quarter volatility in revenue and earnings.

Competitive Pressures: Intense competition from larger, state-owned enterprises may force us to reduce prices or offer more favorable terms to attract tenants and buyers, thereby compressing our profit margins.

Impact of Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.5%, 0.9%, 2.0%, 0.2% and 0.2% in 2020, 2021, 2022, 2023 and 2024, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this Report, we have not been materially affected by any inflation or deflation.

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

Effective from April 1, 2015, our subsidiaries in China changed their functional currency from the U.S. dollar to the RMB. This change was made upon the progress of the property development projects in China causing our subsidiaries’ primary operating activities to be denominated in RMB and making the RMB the currency of the economic environment in which the entities primarily generate and expend cash. As of December 31, 2020, 2021, 2022, 2023 and 2024, we recorded $13.6 million, $5.5 million, $-20.4 million, $-3.0 million and $13.5 million of net foreign currency translation gain (loss) in accumulated other comprehensive loss as a component of shareholders’ equity.

For our company and subsidiaries outside China, the functional currencies are U.S. dollars and Hong Kong dollars, as expense transactions are generally denominated in U.S. dollars and Hong Kong dollars. We had a significant portion of our assets and liabilities denominated in RMB. The fluctuation of foreign exchange primarily relates to our need to convert RMB to U.S. dollars and Hong Kong dollars for our operations, and the depreciation of the RMB against the U.S. dollar and/or Hong Kong dollar reduces the U.S. dollar amount and Hong Kong dollar amount we receive from the conversion.

The following table shows the percentage fluctuation in the exchange rate of the RMB to the U.S. dollar during each of the past five years ending December 31:

RMB Exchange Rate to $1.00 at December 31(1)
2020		2021		2022
Exchange Rate to $1.00	Percent change(2)	Exchange Rate to $1.00	Percent change(2)	Exchange Rate to $1.00	Percent change(2)
6.52	6.6%	6.38	2.15%	6.96	(9.09)%

RMB Exchange Rate to $1.00 at December 31(1)
2023		2024
Exchange Rate to $1.00	Percent change(2)	Exchange Rate to $1.00	Percent change(2)
7.08	(1.72)%	7.19	(1.55)%

Notes:

(1)	RMB to U.S. dollar data presented in this table was derived from the published exchange rates from the PBOC and the Hongkong and Shanghai Banking Corporation Limited (HSBC).
(2)	Compared to the exchange rate at the preceding December 31.

The RMB appreciated against the U.S. dollar by 6.6% in 2020, and continued to appreciate in 2021 by 2.15%. In 2022, the RMB shifted to a depreciation trend and weakened by 9.09%. This depreciation continued in 2023 and 2024, during which the RMB declined by 1.72% and 1.55%, respectively. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future.

Income Taxes

Under current British Virgin Islands law, our income is not subject to taxation in the British Virgin Islands. However, we may be subject to Hong Kong profits tax as described below since we are registered in Hong Kong in May 2022. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below.

Under current Cayman Islands law, NTG is not subject to any income, profits or capital gains tax, as the Cayman Islands currently imposes no such taxes. However, NTG was registered under its former name in Hong Kong prior to May 2014 (subsequently deregistered) and re-registered under its current name in May 2022; it may be subject to Hong Kong profits tax as described below during periods of registration.

Under current British Virgin Islands law, NTHL is not subject to any profits tax in the British Virgin Islands. However, it may be subject to Hong Kong income taxes as described below since it is registered in Hong Kong in December 2012.

We and our subsidiaries operating in Hong Kong are subject to a profits tax rate of 16.5% for each of the years ended 2020, 2021, 2022, 2023 and 2024, subject to the group’s eligibility for the preferential rate. We calculate income tax provision by applying the income tax rate to our estimated taxable income earned in or derived from operations in Hong Kong during the applicable period.

Efforts by the PRC government to increase tax revenues could result in decisions with respect to, or interpretations of, the tax laws by China’s tax authorities that are unfavorable to us, that increase our future tax liabilities, or deny us expected refunds. Changes in PRC tax laws or their interpretation or application may subject us to additional PRC taxation in the future. For example, following the implementation of the EIT Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. During the years of 2013 through 2024, the EIT rate is 25%.

Our effective tax rate was 13%, 30%, -37%, -5%, -1% and 33% for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31
	2019	2020	2021	2022	2023	2024
Applicable statutory tax rates	25%	25%	25%	25%	25%	25%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(1)%	1%	(4)%	(0)%	(0)%	(0)%
Change in valuation allowance	6%	(1)%	(28)%	(1)%	(1)%	1%
Tax expense (benefit) arising from non-deductible and non-taxable items for tax purposes - net	(15)%	6%	(32)%	(31)%	(29)%	11%
Others	(2)%	(1)%	2%	2%	4%	(4)%

Effective tax rates	13%	30%	(37)%	(5)%	(1)%	33%

Overview of Financial Results

The following table sets forth key operating results for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024:

	Year Ended December 31,
	2019	2020	2021	2022	2023	2024
	(in thousands of U.S. dollars, except per share data)
Revenue	$2,965	$71,206	$62,362	$50,088	$83,205	$29,185
Gross profit	$1,609	$43,825	$37,474	$20,025	$6,245	$12,524
Net (loss) income from operations	$(17,335)	$20,904	$10,200	$(15,713)	$(42,097)	$(19,539)
(Loss) income before income tax	$(15,231)	$22,272	$(39,118)	$(50,339)	$(49,975)	$44,190
Consolidated net (loss) income	$(13,191)	$15,693	$(53,433)	$(52,864)	$(50,448)	$29,146
Basic (loss) earnings per share	$(0.34)	$0.40	$(1.36)	$(1.34)	$(0.97)	$0.50
Diluted (loss) earnings per share	$(0.34)	$0.40	$(1.36)	$(1.34)	$(0.97)	$0.49

	% increase/(decrease)
	2020 vs 2019		2021 vs 2020		2022 vs 2021		2023 vs 2022		2024 vs 2023

Revenue	2302%		n/a	(1)	n/a	(1)	66%		n/a	(1)
Gross profit	2624%		n/a	(1)	n/a	(1)	n/a	(1)	101%
Net (loss) income from operations	n/a	(1)	n/a	(1)	n/a	(1)	168%		n/a	(1)
(Loss) income before income tax	n/a	(1)	n/a	(1)	29%		n/a	(1)	n/a	(1)
Consolidated net (loss) income	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)
Basic (loss) earnings per share	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)
Diluted (loss) earnings per share	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)	n/a	(1)

Note:

(1)	Percentage change is presented as “n/a” if either of the two periods contains a loss.

The following table sets forth other income (expense), net for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024:

	Year Ended December 31,
	2019	2020	2021	2022	2023	2024
	(in thousands of U.S. dollars)
Interest expense	$(67)	$(321)	$(5,847)	$(8,788)	$(8,252)	$(9,685)
Foreign exchange gain (loss), net	$(516)	$(85)	$(240)	$205	$(40)	$263
Gain (loss) from disposal of non-current assets	$130	$—	$604	$(258)	$—	$—
Fair value gain on short term investments	$—	$158	$261	$—	$—	$—
Impairment on short-term investment	$—	$—	$(13,588)	$—	$—	$—
Impairment on real estate properties under development	$—	$—	$(22,437)	$—	$—	$—
Impairment on real estate properties held for sales-type lease and held for sale	$—	$—	$—	$(29,533)	$—	$—
Impairment on right of use assets	$—	$—	$(8,656)	$—	$—	$—
Impairment on property, plant and equipment	$—	$—	—	$—	$—	$(3,404)
Expenditure on fines	$—	$—	$(505)	$(1,752)	$(151)	$(127)
Debt restructuring gain	$—	$—	$—	$—	$364	$73,828
Write off lease liability gain	$—	$—	$—	$5,053	$—	$2,360
Others	$200	$290	$708	$261	$116	$445

Total other income (expense), net	$(253)	$42	$(49,700)	$(34,812)	$(7,963)	$63,680

Note:

(1)	The debt restructuring gain in 2024 mainly arose from the Global Settlement with GSL and the settlement arrangement with West Ridge as disclosed in Note 15(b) to the consolidated financial statements.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of operation income for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024.

	Year Ended December 31,
	2019	2020	2021	2022	2023	2024
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	(45.7)%	(38.5)%	(39.9)%	(60.0)%	(92.5)%	(57.1)%

Gross profit	54.3%	61.5%	60.1%	40.0%	7.5%	42.9%
General and administrative expenses(1)	(421.1)%	(22.3)%	(33.8)%	(63.8)%	(54.5)%	(103.6)%
Selling and marketing expenses	(217.9)%	(9.8)%	(9.9)%	(7.6)%	(3.6)%	(6.2)%

Net (loss) income from operations	(584.7)%	29.4%	16.4%	(31.4)%	(50.6)%	(66.9)%
Other (expense) income, net	(8.5)%	0.0%	(79.7)%	(69.5)%	(9.6)%	218.2%
Interest income	79.5%	1.8%	0.6%	0.4%	0.1%	0.2%

(Loss) income before income tax	(513.7)%	31.2%	(62.7)%	(100.5)%	(60.1)%	151.4%
Income tax benefit (expense)	68.8%	(9.2)%	(23.0)%	(5.0)%	(0.6)%	(51.5)%

Consolidated net (loss) income	(444.9)%	22.0%	(85.7)%	(105.5)%	(60.6)%	99.9%

Note:

(1)

General and administrative expenses include employee severance benefits of $1.5 million, $0.1 million, $0.3 million, nil, $1.4 million and $0.3 million for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, respectively.

	Year Ended December 31,
	2019		2020		2021		2022		2023		2024
	$	%	$	%	$	%	$	%	$	%	$	%
	(in thousands of U.S. dollars)
Sales-type lease income	$—	—	$66,778	93.8	$46,734	75.0	$574	1.0	$2,603	3.0	$4,735	16.0
Operating lease income	2,526	85.2	3,817	5.3	12,076	19.0	16,475	33.0	16,028	19.0	14,474	50.0
Sales of property income	—	—	—	—	—	—	26,946	54.0	58,372	70.0	4,125	14.0
Property service income	11	0.4	214	0.3	2,393	4.0	4,199	8.0	4,096	5.0	3,738	13.0
Other revenue	428	14.4	397	0.6	1,159	2.0	1,894	4.0	2,106	3.0	2,113	7.0

Total revenue	$2,965	100.0	$71,206	100.0	$62,362	100.0	$50,088	100.0	$83,205	100.0	$29,185	100.0

Revenue

Key year-over-year changes were as follows:

Revenue in 2020, compared with 2019, increased by $68.2 million. The increase was mainly attributed to sales-type lease income of $66.8 million and operating lease income of $0.7 million from Nam Tai Inno Park recognized following the handover of the dormitory units.

Revenue in 2021, compared with 2020, decreased by $8.8 million. The decrease was mainly due to sales-type lease income decreased by $20.1 million, partially offset by the $8.3 million increase in operating lease income, resulting from our strategic decision to scale back sales-type lease arrangements following the full completion and handover of dormitory units at Nam Tai Inno Park in 2021, in light of prevailing market conditions. In addition, a significant downturn in the real estate market began in late 2021.

Revenue in 2022, compared with 2021, decreased by $12.3 million. The decrease was largely driven by a $46.2 million reduction in sales-type lease income from Nam Tai Inno Park due to the continued impact of the sales model transition in 2021. This was partially offset by the completion of the Nam Tai • Longxi project in December 2022, which began contributing sales of property income.

Revenue in 2023, compared with 2022, increased by $33.1 million. The increase was primarily from the handover of a number of residential and commercial units following the completion of Nam Tai • Longxi in December 2022, including sales revenue recognition of $31.1 million for the handover of commercial units as compensation to local authorities and displaced residents.

Revenue in 2024, compared with 2023, decreased by $54.0 million. The decrease was largely driven by a sharp decline in Nam Tai • Longxi’s residential unit sales from $27.0 million in 2023 to $3.6 million in 2024, primarily due to an injunction order placed by GSL related to the 2020 PIPE dispute. Additionally, the ongoing downturn in the PRC real estate market negatively impacted both operating lease income and sales of property income.

	Year Ended December 31,
	2019		2020		2021		2022		2023		2024
	$	%	$	%	$	%	$	%	$	%	$	%
	(in thousands of U.S. dollars)
Sales-type lease cost	$—	—	$23,733	86.7	$14,714	59.0	$263	1.0	$987	1.0	$1,834	11.0
Operating lease cost	1,020	75.2	3,455	12.6	5,823	23.0	4,853	16.0	4,682	6.0	4,622	28.0
Sales of property cost	—	—	—	—	—	—	19,911	66.0	65,836	86.0	5,503	33.0
Property service cost	3	0.2	34	0.1	4,125	17.0	4,753	16.0	5,306	7.0	4,637	28.0
Other cost	333	24.6	159	0.6	226	1.0	283	1.0	149	—	65	—

Total cost	$1,356	100.0	$27,381	100.0	$24,888	100.0	$30,063	100.0	$76,960	100.0	$16,661	100.0

Cost of Revenue

Key year-over-year changes were as follows:

Cost of revenue in 2020, compared with 2019, increased by $26.0 million. The increase was mainly due to the sales-type lease cost of $23.7 million and operating lease cost of $1.0 million from Nam Tai Inno Park recognized following the handover of the dormitory units.

Cost of revenue in 2021, compared with 2020, decreased by $2.5 million. The decrease was mainly due to the reduction in remaining salable dormitory units at Nam Tai Inno Park and was consistent with our strategic decision to scale back sales-type lease arrangements following the full completion and handover of dormitory units in 2021.

Cost of revenue in 2022, compared with 2021, increased by $5.2 million. The increase was mainly due to the $19.9 million increase in sales of property cost from Nam Tai • Longxi, reflecting the commencement of recognition for sales of properties. This was partially offset by the $14.5 million decrease in sales-type lease cost from Nam Tai Inno Park after most dormitory units had been handed over.

Cost of revenue in 2023, compared with 2022, increased by $46.9 million. The increase was primarily driven by the $45.9 million increase in sales of property cost.

Cost of revenue in 2024, compared with 2023, decreased by $60.3 million. The decrease was generally consistent with the decline in revenue and primarily reflected the steep reduction in residential unit sales at Nam Tai • Longxi due to the injunction order placed by GSL related to the 2020 PIPE dispute. The ongoing downturn in the PRC real estate market also contributed to lower operating lease costs and sales of property costs.

General and Administrative Expenses

Key year-over-year changes are as follows:

General and administrative expenses in 2020 were $15.9 million, compared with $12.5 million in 2019, increased by $3.4 million. The increase was mainly attributable to the increase in the legal and litigation fees of $4.5 million, offset by the decrease in the employee severance benefits of $1.4 million.

General and administrative expenses in 2021 were $21.1 million, compared with $15.9 million in 2020, increased by $5.2 million. The increase was due to the increase of $3.6 million in legal fees related to offshore and onshore litigation, and $1.0 million in staff costs.

General and administrative expenses in 2022 were $31.9 million, compared with $21.1 million in 2021, increased by $10.8 million. The increase was mainly driven by the increase of $5.1 million in legal fees due to ongoing global litigation, and $3.2 million in staff costs.

General and administrative expenses in 2023 were $45.3 million, compared with $31.9 million in 2022, increased by $13.4 million. The increase was primarily attributable to $14.5 million higher legal and consulting service fees related to ongoing global litigation.

General and administrative expenses in 2024 were $30.2 million, compared with $45.3 million in 2023, decreased by $15.1 million. The decrease was mainly due to $14.5 million lower legal and consulting service fees, reflecting the gradual resolution of ongoing litigation.

Selling and Marketing Expenses

Key year-over-year changes are as follows:

Selling and marketing expenses in 2020 were $7.0 million, compared with $6.5 million in 2019, increased by $0.5 million. The increase was mainly attributable to the increase of $0.5 million in marketing and commission fees incurred by Nam Tai Inno Park and Nam Tai Technology Center.

Selling and marketing expenses in 2021 were $6.2 million, compared with $7.0 million in 2020, decreased by $0.8 million. The decrease was mainly related to the decrease in marketing and commission fees incurred by Nam Tai Inno Park.

Selling and marketing expenses in 2022 were $3.8 million, compared with $6.2 million in 2021, decreased by $2.4 million. The decrease was attributable to the $1.2 million decrease in marketing and commission fees, $0.5 million decrease in sales-related staff costs, and 0.3 million in advertising expenses.

Selling and marketing expenses in 2023 were $3.0 million, compared with $3.8 million in 2022, decreased by $0.8 million. The decrease was mainly due to the decrease of $0.5 million in property management fees incurred by Nam Tai • Longxi and $0.3 million in staff costs.

Selling and marketing expenses in 2024 were $1.8 million, compared with $3.0 million in 2023, decreased by $1.2 million. The decrease was mainly due to the decrease of $1.0 million in marketing and commission fees incurred by Nam Tai • Longxi and Nam Tai Inno Park.

Other Income (Expenses), Net

Key year-over-year changes are as follows:

Other income in 2020 was $0.04 million compared with other expenses of $0.3 million in 2019. In 2020, other income was mainly related to the $0.2 million of project delay fine income from Nam Tai Inno Park, $0.2 million of fair value gain on investment, and offset by $0.3 million of interest expenses.

Other expenses in 2021 were $49.7 million compared with other income of $0.04 million in 2020. In 2021, other expenses were mainly related to the $22.4 million impairment on real estate properties under development in Dongguan, $13.6 million impairment on short-term investments, $8.7 million impairment on right-of-use assets in Shanghai and Tang Xi, and $5.8 million of interest expenses.

Other expenses in 2022 were $34.8 million compared with $49.7 million in 2021. In 2022, other expenses were mainly related to the $29.5 million impairment on real estate properties and held-for-sale assets in Dongguan, and $8.8 million of interest expenses, partially offset by $5.1 million gain from the write-off of lease liabilities in Shanghai.

Other expenses in 2023 were $8.0 million compared with $34.8 million in 2022. In 2023, other expenses were mainly related to the $8.3 million of interest expenses.

Other income in 2024 was $63.7 million compared with other expenses of $8.0 million in 2023. In 2024, other income was mainly related to the $73.8 million gain from debt restructuring and $2.4 million gain from the write-off of lease liabilities in Tang Xi, partially offset by $3.4 million impairment on property, plant and equipment in Shenzhen and $9.7 million of interest expenses.

B. Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity have been cash provided by operating activities, our cash and cash equivalents, long-term bank loans and short-term third party loans. In 2020, 2021, 2022, 2023 and 2024, net cash used in operating activities was $130.4 million, $65.8 million, $12.1 million, $32.3 million and $114.9 million respectively. As of December 31, 2020, 2021, 2022, 2023 and 2024, we had cash and cash equivalents of $61.0 million, $56.8 million, $21.6 million, $8.3 million and $26.9 million, respectively.

In 2020, we obtained bank loans totaling $72.3 million at interest rates ranging from 6.07% to 7.40%. In 2021, we obtained a bank loan of $89.1 million at an interest rate of 6.0%. In 2022, we obtained shareholder loans of $18.8 million bearing interest rate at 10% per annum on the outstanding principal. In 2023, we obtained a third party loan of $6.3 million at interest rates ranging from 5% to 9%. In 2024, we obtained bank and third party loans of $24.7 million at interest rates ranging from 3.4% to 14.76%.

In 2025, we refinanced our Nam Tai Technology Center property by securing a new 10-year construction loan of RMB 700 million from Shenzhen Rural Commercial Bank at a blended interest rate of approximately 4.7%. This loan replaced a higher-cost RMB 450 million loan from the Bank of Guangzhou, for which we incurred a prepayment penalty of RMB 13.7 million. Additionally, we obtained a new loan of RMB 600 million with a blended all-in interest rate of 4.3% per annum, which replaced the loan we had taken out in 2024. Furthermore, we closed an eight-year mortgage loan of RMB 110 million with Shenzhen Rural Commercial Bank at a blended annual rate of about 4.4%. This mortgage is secured by our Nam Tai Inno Valley property located in the Baoan District of Shenzhen. For more information, see Note 9 “Bank Loans and Banking Facilities” in the notes to our consolidated financial statements, included elsewhere in this Report.

During each of the years of 2020, 2021, 2022, 2023 and 2024, our primary uses of cash were payments related to the development of our land parcels.

Going Concern

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings” and “— Liquidity” for details of the effect on our liquidity caused by certain legal actions and disputes.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As discussed in Note 2 (b) to the consolidated financial statements, as of December 31, 2024, we had net current liabilities of $9 million. Such condition indicates the existence of material uncertainty which raise substantial doubt on our ability to continue as a going concern. However, as the historical liquidity challenges arising from the voided 2020 PIPE as described in Note 15(b) of the consolidated financial statements and related matters have been resolved, we intend to meet our cash requirements for the next 12 months through external financings, acceleration of the leasing of Nam Tai Inno Park, clearing the inventory of Nam Tai • Longxi and disposal of the Nam Tai Wuxi property. The management considers the Company to have adequate resources to meet our obligations.

Capital Expenditures

The table below shows our major capital expenditures for the years 2019, 2020, 2021, 2022, 2023 and 2024:

	Year Ended December 31,
	2019	2020	2021	2022	2023	2024
	(in thousands of U.S. dollars)
Nam Tai Inno Park	$66,839	$42,869	$12,826	$21	$—	$1
Nam Tai Technology Center	$16,645	$28,051	$38,646	$1,618	$7,544	$13,105
Qianhai Office	$105	$191	$339	$14	$—	$100
Nam Tai Inno Valley	$62	$—	$—	$—	$—	$—
Nam Tai • Longxi	$—	$121,692	$66,264	$3,539	$588	$2
Nam Tai U- Creative Space	$—	$12	$—	$—	$—	$—

Total	$83,651	$192,815	$118,075	$5,192	$8,132	$13,208

Over the years from 2019 to 2024, our capital expenditures were concentrated on completing major development projects and enhancing existing properties. Capital expenditures varied with the stage of development and construction of our projects.

Our plans for capital expenditures are subject to change from time to time and could change as a result from, among other things, our management of the liquidity issue and prevailing economic conditions. We cannot ensure that we will be successful in raising additional debt or equity on terms that we would consider acceptable or at all.

Cash Flow

The following table sets forth, for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, selected consolidated cash flow information:

	Year Ended December 31,
	2019	2020	2021	2022	2023	2024
	(in thousands of U.S. dollars)
Net cash provided by (used in) operating activities	$(77,759)	$(130,417)	$(65,831)	$(12,137)	$(32,297)	$(114,885)
Net cash provided by (used in) investing activities	$46,219	$(148,433)	$103,581	$—	$1,610	$30,796
Net cash (used in) provided by financing activities	$99,935	$191,957	$59,645	$13,777	$11,983	$(7,981)

Net increase (decrease) in cash and cash equivalents	$68,395	$(86,893)	$97,395	$1,640	$(18,704)	$(92,070)

Operating Activities

Net cash used in operating activities for 2020 was $130.4 million. This consisted primarily of increase in real estate properties under development of $161.8 million and increase in accounts receivable of $2.9 million, partially offset by $15.7 million consolidated net income, increase in deferred income taxes of $6.8 million and non-cash items of depreciation and amortization of $4.1 million, increase in accounts payable of $2.3 million, decrease in prepaid expense and other receivables of $2.2 million, increase in advance from customers of $2.1 million, share-based compensation expense of $0.8 million and accrued expenses and other payables of $0.1 million.

Net cash used in operating activities for 2021 was $65.8 million. This consisted primarily of a $53.4 million consolidated net loss, decrease in accounts payable of $68.4 million, decrease in advance from customers of $62.3 million, increase in real estate properties under development of $32.4 million, increase in prepaid expense and other receivables of $6.3 million, interest paid of $4.3 million, partially offset by increase in contract liabilities of $59.5 million, increase in accrued expenses and other payables of $35.4 million, impairment on long-lived assets of $31.1 million, impairment on short-term investment of $13.6 million, increase in deferred income taxes of $14.5 million, and non-cash items of depreciation and amortization of $6.8 million.

Net cash used in operating activities for 2022 was $12.1 million. This consisted primarily of a $52.9 million consolidated net loss, decrease in accounts payable of $24.0 million, interest paid of $5.9 million, decrease in contract liabilities of $5.5 million, gain on lease termination of $5.1 million, increase in prepaid expense and other receivables of $3.0 million, decrease in deferred income taxes of $2.2 million, partially offset by decrease in real estate properties under development of $34.1 million, impairment on long-lived assets of $29.5 million, increase in accrued expenses and other payables of $9.5 million, share-based compensation expenses of $5.4 million, non-cash items of depreciation and amortization of $6.8 million, increase in amount due to shareholders and other related companies of $2.4 million.

Net cash used in operating activities for 2023 was $32.3 million. This consisted primarily of a $50.5 million of consolidated net loss, decrease in amount due to shareholders and other related companies of $152.5 million, decrease in contract liabilities of $52.2 million, decrease in accounts payable of $16.4 million, increase in prepaid expense and other receivables of $4.6 million, interest paid of $4.2 million, decrease in advance from customers of $1.4 million, decrease in deferred income tax expense of $1.2 million, partially offset by increase in accrued expenses and other payables of $156.2 million, decrease in real estate properties under development of $67.9 million, share-based compensation expenses of $21.5 million, and non-cash items of depreciation and amortization of $5.3 million.

Net cash used in operating activities for 2024 was $114.9 million. This consisted primarily of decrease in accrued expenses and other payables of $170.3 million, interest paid of $5.2 million, gain on lease termination of $2.4 million, decrease in deferred income taxes of $1.6 million, decrease in accounts payable of $1.3 million, partially offset by a $29.1 million consolidated net income, increase in advance from customers of $10.4 million, share-based compensation expenses of $6.2 million, increase in contract liabilities of $5.7 million, non-cash items of depreciation and amortization of $4.9 million, decrease in prepaid expense and other receivables of $4.7 million, impairment on long-lived assets of $3.4 million, and increase in amount due to shareholders and other related companies of $1.7 million.

Investing Activities

Net cash used in investing activities for 2020 was $148.4 million, which consisted primarily of purchase of property, plant and equipment of $0.4 million, increase in short term investments of $150.2 million, offset by the decrease in fixed deposits maturing over three months of $2.2 million.

Net cash provided by investing activities for 2021 was $103.6 million, which consisted primarily of a decrease in short-term investments of $104.2 million, partially offset by purchase of property, plant and equipment of $0.6 million.

Net cash provided by investing activities for 2022 was nil, as there were no significant investing activities recorded during the year.

Net cash provided by investing activities for 2023 was $1.6 million, primarily attributable to a decrease in short-term investments of $1.6 million.

Net cash provided by investing activities for 2024 was $30.8 million, primarily attributable to a decrease in short-term investments of $30.8 million.

Financing Activities

Net cash provided by financing activities for 2020 was $191.9 million, which primarily consisted of proceeds from private placement of $170.7 million (repayable to Greater Sail and West Ridge), proceeds from bank loans of $72.3 million and proceeds from option exercise of $3.8 million, partially offset by repayment of bank loans of $54.9 million.

Net cash provided by financing activities for 2021 was $59.6 million, which primarily consisted of proceeds from bank loans of $89.1 million and proceeds from exercise of options of $1.4 million, partially offset by repayment of bank loans of $30.9 million.

Net cash provided by financing activities for 2022 was $13.8 million, which primarily consisted of proceeds from shareholder loans of $18.8 million, partially offset by repayment of bank loans of $5.0 million.

Net cash provided by financing activities for 2023 was $12.0 million, which primarily consisted of proceeds from bank and other loans of $6.3 million and proceeds from issuance of shares on private placement of $21.3 million, partially offset by repayment of bank loans of $15.6 million and other minor financing activities.

Net cash used in financing activities for 2024 was $8.0 million, which primarily consisted of repayment of bank and other loans of $32.7 million, partially offset by proceeds from bank and other loans of $24.7 million.

Bank Borrowings and Other Debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2020, 2021, 2022, 2023 and 2024, respectively, were as follows:

	Year Ended December 31,
	2020	2021	2022	2023	2024
	(in thousands of U.S. dollars)
Short term third party loans	$—	$—	$—	$6,243	$7,649
Current portion of long term bank loans	$122,883	$5,224	$15,762	$18,157	$27,860
Non-current portion of long term bank loans	$—	$179,542	$148,818	$128,138	$106,803

Total bank loans and other debt	$122,883	$184,766	$164,580	$152,538	$142,312

As of December 31, 2021, 2022, 2023 and 2024, the weighted average interest rate on our long-term bank loans, including their current portion, was 6.33%, 6.33%, 5.99% and 6.75% per annum respectively. As of December 31, 2024, $134.7 million of the long-term bank loans was denominated in RMB and secured by associated land use rights, real estate under development and real estate properties held for lease, and property and equipment.

Since June 2003, commercial banks have been prohibited under the PBOC guidelines from advancing loans to fund the payment of land use rights. In addition, the PRC government also encourages property developers to use internal funds to develop their property projects. Under guidelines jointly issued by the MOHURD and other PRC government authorities in August 2004, commercial banks in China are not permitted to lend funds to property developers with an internal capital ratio, calculated by dividing the internal funds available by the total capital required for the project, of less than 35%.

On August 20, 2020, the PBOC and MOHURD introduced a “Three Red Lines” policy for PRC real estate development companies: their debt asset ratios should not exceed 70% after deducting advance proceeds from projects sold; their net debt to equity ratios should not exceed 100%; and their ratios of cash balances and cash equivalents to short-term borrowings should be at least 1. Based on the number of these targets that PRC real estate development companies manage to satisfy, the upper limit of annual growth rate of interest-bearing liabilities that a particular real estate development company is permitted to hold varies from 0% to 15%. The policy was fully implemented starting January 2021.

On December 28, 2020, the PBOC and CBIRC issued the Notice on Establishment of a Concentration Management System for Real Estate Loans of Financial Institutions in the Banking Industry, which took effect on January 1, 2021. The 2021 Notice divides all Chinese funded banks into five levels and sets different limitations on banks in different levels to provide real estate loans. For example, the amount of outstanding real estate loans of a bank in Level 1 must not account for more than 40% of its total outstanding RMB loans, while the amount of outstanding real estate loans of a bank in Level 5 must not account for more than 12.5% of its total outstanding loans denominated in RMB. These internal capital ratio requirements, together with the above policies, have limited the amount of bank financing that property developers, including us, are able to obtain.

Promissory Notes Amendments

On January 11, 2022, we entered into promissory notes with IAT Insurance Group, Inc. (“IAT”) and IsZo, under which IAT and IsZo provided loans of up to $15 million and $5 million, respectively. We drew the full amount under the IAT note and $3.75 million under the IsZo note, as IsZo did not fund the remaining $1.25 million. To strengthen our financial position and liquidity, we amended these notes on April 5, 2023. Under the Exchange and Amendment Agreement with IAT, we issued 2,479,309 shares at $1.75 per share to cancel approximately $4.34 million of principal and accrued interest. Under the Release and Settlement Agreement with IsZo, we issued 630,118 shares to cancel about $1.1 million of debt and 231,167 shares to settle a $404,541 claim arising from a 2021 BVI court order. Both parties mutually released any related claims. In connection with these agreements, we executed amended and restated promissory notes on April 1, 2023, reducing the outstanding principals to $12 million for IAT and $3 million for IsZo, extending the maturity to January 11, 2026, and allowing us to pay interest in shares based on the 30-day volume-weighted average price.

On December 23, 2025, the Company and IAT Insurance Group, Inc. entered into an amendment to the Amended and Restated Promissory Note, which had an original principal amount of $12 million and an initial maturity date of January 11, 2026. Based on the amendment, beginning January 12, 2026, the maturity date of the Note will automatically extend for successive 90-day rollover periods unless IAT delivers at least 60 days’ prior written notice requiring repayment before the end of any such period. As of the amendment date, the outstanding principal balance of the Note was approximately $15.75 million, with accrued interest of approximately $47 thousand.

On January 9, 2026, the Company fully repaid the outstanding principal of $3 million and accrued interest of approximately $0.95 million under the IsZo Note.

Holding Company Structure

Nam Tai Property Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary and its subsidiaries in the PRC. As a result, Nam Tai Property Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in the PRC is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary in the PRC and each of its subsidiaries in the PRC are required to set aside at least 11% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business— We are a holding company that depends on dividend payments from our subsidiaries for funding. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets.”

C.	Research and Development, Patents and licenses, etc.

Not applicable.

D.	Trend Information

Upon the cessation of our original core LCM production business in April 2014, we changed our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc. and turned our business focus to the redevelopment of three parcels of land in Guangming and Baoan districts, Shenzhen, into industrial parks and the development of a plot of land in Machong Town, Dongguan into a residential project. In the foreseeable future, the main revenue will continue to come from the sale and rental income from these projects. At the same time, the Company is actively identifying new growth areas, with a focus on potential distressed transactions and/or opportunities arising from the Greater Bay Area.

Other than as disclosed elsewhere in this annual report, we are not aware of any other known trends, uncertainties, demands, commitments or events for the period from the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

For the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, we recognized impairment losses of $nil, $nil, $31.1 million, $29.5 million, $nil, and $3.4 million, respectively.

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

For sales-type lease income: the net investment in the lease will be recorded, which is equal to the sum of the lease receivable and the unguaranteed residual asset, discounted at the rate implicit in the lease. Any difference between the fair value of the asset and the net investment in the lease is considered selling profit or loss and is recognized upon commencement of the lease. Lease revenue recognition commences when the collectability is probable.

For property service income: according to Financial Accounting Standards Board (“FASB”), Accounting Standards Codification, (“ASC, 606”) “Revenue from Contracts with Customers”, the realization of property service revenue can be recognized as the performance obligation is satisfied over time as services are rendered.

For sales of properties: in accordance with Accounting Standards Codification (ASC) Topic 606, “Revenue from Contracts with Customers”, the sales of properties are recognized when control of the promised property is transferred to the customer, in an amount that reflects the consideration we expect to receive in exchange for the property.

For sales-type lease with repurchase option: certain sales-type lease arrangements that include a repurchase option are evaluated to determine whether they represent a sale, lease, or financing arrangement based on the relationship between the repurchase price, the original selling price, and the expected market value of the asset. When customers have a significant economic incentive to exercise the repurchase option—after considering factors such as market conditions and the time value of money—the arrangement is accounted for as a lease under ASC 842. Under this approach, the underlying property continues to be recognized as an asset and lease income is recognized over time, while consideration received from customers is recorded as a liability until the repurchase option is settled or extinguished.

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

Useful Lives of Property, Plant and Equipment

In accordance with our policy, we review the estimated useful lives of our fixed assets on an ongoing basis. This review indicated that the useful lives of certain buildings at Wuxi factory were longer than the previously estimated useful lives due to the change of function of these buildings. As a result, effective from February 1, 2019, we changed the estimates of the useful lives of these buildings in Wuxi to better reflect the estimated periods during which these assets will remain in service. The estimated useful lives of the buildings that previously averaged 20 years were increased to an average of 47 years. The effect of this change in estimate reduced 2019 depreciation expense by $674.

Recently Issued Accounting Pronouncements

See Note 2(y) (recent changes in accounting standards) in the notes to our consolidated financial statements, included elsewhere in this Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our current directors and senior management, and their ages are as follows:

Name	Age	Position/Title
Michael Cricenti	40	Director and Chairman
Peter R. Kellogg	83	Director
Bo Hu	41	Director and Chief Executive Officer
Chunhua Yu	43	Director and President
Ruigang Li	48	Director
Tao Wang	64	Director
Yuhua (Lillian) Zhang	48	Chief Financial Officer

Unless otherwise indicated, the business address of each director and executive officer is Nam Tai Property Inc., No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City 518000, Guangdong Province, People’s Republic of China.

Michael Cricenti Mr. Cricenti has been a member of the Board of Directors and has served as Chairman of the Board since December 2021. He also serves on the Board’s nominating and corporate governance committee, audit committee, and compensation committee. Since 2016, Mr. Cricenti has served as the Managing Member and Chief Investment Officer of Magis Capital Partners, a private investment firm that strategically invests in real estate investment trusts with holdings across diverse commercial property sub-sectors. Prior to this, from 2009 to 2016, Mr. Cricenti held the role of Managing Director at Bluestem Asset Management, an investment firm overseeing approximately $1.5 billion in assets. Earlier in his career, Mr. Cricenti was a mergers and acquisitions analyst at Harris Williams & Co., a leading advisory firm focused on the middle market. He earned a Bachelor of Science in Business Administration from Babson College, with concentrations in finance and quantitative methods.

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

Bo Hu Mr. Hu has served as the Chief Executive Officer of the Company since October 2024 and has been on the Board since December 2021. He serves on the nominating and corporate governance committee, audit committee, compensation committee, and public relations committee. From January 2016 to March 2024, Mr. Hu served as a Partner and Managing Director of Edge Principal Advisors (“Edge”), a New York-based multi-strategy real estate investment firm that manages several fund vehicles with over $6 billion of real estate investments. While at Edge, Mr. Hu was involved in transactions across a broad range of property types, overseeing the execution of some of the most complex deals and joint venture relationships. His previous work experience also includes Five Mile Capital Partners and Merrill Lynch & Co. Mr. Hu holds a bachelor’s degree and a master’s degree from the University of Texas at Austin.

Chunhua Yu Mr. Yu has served as the President of the Company since October 2024 and has been on the Board since December 2021. He served as the Company’s Chief Executive Officer from March 2022 to October 2024. He serves on the public relations committee, nominating and corporate governance committee, audit committee and compensation committee. Mr. Yu previously worked in the Ministry of Foreign Affairs and also held private sector positions in the investment and real estate sectors. He has over 17 years of work experience in government relations, financing and investment and corporate governance. He holds a Master of Business Administration from Columbia Business School.

Ruigang Li Mr. Li has been on the Board since April 2025. He has served as the Business Director at Beijing HyperStrong Technology Co., Ltd., a leading energy solution technology company, since September 2024. In this role, he is responsible for developing energy storage projects in overseas market. From April 2023 to May 2024, Mr. Li served as Investment Director at China Power International Holding Limited where he was responsible for business development in the Middle East region for electricity generation projects investments and green power investment strategy study. Previously, Mr. Li served as the Business Director of Middle East and Southeast Asia at Shanghai Electric Group from December 2009 to November 2022. Mr. Li has significant experience in green energy development trends and investment, as well as combinations of green power and data computing hubs in the PRC and abroad. Mr. Li holds both a Master’s degree from The University of Hong Kong and a Bachelor’s degree from Shanghai International Studies University.

Tao Wang Mr. Wang has been on the Board since April 2025. He has served as the Vice President at Tianyun Rongchuang Data Technology (Beijing) Co Ltd. (“Tianyun Data”), a technology and artificial intelligence company based in the PRC serving various industries including banking, finance, energy and education, since February 2019. In this role, he is responsible for leading sales and business development, in addition to other business management and strategic initiatives. Tianyun Data is a top tier company in the PRC AI and database industries, known for its contributions in PaaS and MaaS infrastructure. From 2010 to 2019, Mr. Wang served as the Director of Business Development at Cigna CMB Life Insurance Co., Ltd. (“Cigna”). His previous experience also includes serving as Deputy Vice President of Banking Insurance for China at AIA Life Insurance Co., Ltd. Mr. Wang has significant experience in business development in the PRC. Mr. Wang holds both a Master’s and a Bachelor’s degree from the Institute of International Relations.

Yuhua (Lillian) Zhang. Ms. Zhang has served as our Chief Financial Officer since March 2024. Prior to her current position, Ms. Zhang has served as the managing director of YWK Consulting (“YWK”), a consulting firm in the PRC, since 2019, where she has provided clients financial advisory services, including corporate finance, forensic accounting and litigation support as an expert accountant. Ms. Zhang’s previous experience includes serving as the managing director and head of the China office of Zolfo Cooper Asia, as a senior director at FTI Consulting China, and as an associate director at Ferrier Hodgson China. Ms. Zhang is a member of the Institute of Chartered Accountants Australia & New Zealand and a member of Insol International. Ms. Zhang received a Master of Commerce in Accounting with Finance from the University of Sydney. Ms. Zhang has more than twenty years of experience in the Asia-Pacific region and is experienced in advising clients on investment monitoring, corporate strategy, restructuring, performance improvement and investment opportunity analysis.

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

B.	Compensation

Compensation of Directors and Executive Officers

According to the local laws and regulations of Shenzhen, China, we were required to contribute 14% to 15% of the stipulated salaries of our staff that work in Shenzhen to retirement benefit schemes to fund retirement benefits for our employees in 2021, 2022, and 2023. In 2024, the contribution percentage in Shenzhen increased to 15% to 16%. In Wuxi, we are required to contribute 16% of our staff’s salaries to help fund retirement benefits for our employees from 2021 to 2024. In Shanghai, we are required to contribute 16% of our staff’s salaries to fund retirement benefits from 2021 to 2024. In Dongguan, we are required to contribute 14% of our staff’s salaries to help fund retirement benefits for our employees from 2021 to 2023. In 2024, the contribution percentage in Dongguan increased to 15%.

Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, (“MPF”), scheme, which is a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. The MPF is available to all employees aged 18 to 64 and with at least 60 days of service at Nam Tai in Hong Kong. We contribute 5% of each qualifying employee’s income. The maximum income for contribution purposes per employee is $3,871 per month. Staff members are entitled to 100% of our contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong at the end of employment contracts. There have been no employees in Hong Kong since the closure of our Hong Kong office at the end of November 2021.

The cost of our contributions to the staff retirement plans in Hong Kong and China amounted to approximately $0.72 million, $0.63 million, $0.59 million, and $0.57 million for the years ended December 31, 2021, 2022, 2023 and 2024, respectively.

Except as disclosed above, we did not set aside or accrue any amounts by our company or our subsidiaries to provide pension, retirement or similar benefits.

In connection with Bo Hu’s appointment as Chief Executive Officer, he was granted two performance-based equity awards (the “PSU Awards”) under the Long-Term Incentive Plan. Each PSU Award becomes earned based on the achievement of specified Company performance metrics (the “Performance Metrics”) and financial goals.

The number of shares earned under each PSU Award at various performance levels is determined according to the schedules set forth. Payout for performance between the discrete thresholds listed in the tables below is calculated using linear interpolation. As of the date of this report, he has not received any performance stock units.

Share Price ($)	3.5	4.47	5.64	7.04	8.71	10.68	13	15.69	18.82
Shares Earned	0	129,884	341,171	603,388	897,184	1,210,176	1,753,610	2,097,864	2,442,197

Net Asset Value ($)	12.00	15.32	19.33	24.14	29.86	36.62	44.56	53.81	64.54
Shares Earned	0	129,884	341,171	603,388	897,184	2,016,960	2,411,214	2,797,151	3,174,856

Besides, Michael Cricenti has served as a director of the Company since December 13, 2021. On October 23, 2024, he was granted two awards of Performance Share Units (“PSU Awards”) under the Company’s Long-Term Incentive Plan. Each PSU Award becomes earned also based on the achievement of specified Company performance metrics and financial goals.

The number of shares earned under each PSU Award is determined in accordance with the applicable performance schedules, with linear interpolation applied between specified performance thresholds, as set forth in the tables below. As of the date of this report, he has not received any performance stock units.

Share Price ($)	3.5	4.47	5.64	7.04	8.71	10.68	13	15.69	18.82
Shares Earned	0	43,295	113,724	201,129	299,061	403,392	584,537	699,288	814,066

Net Asset Value ($)	12	15.32	19.33	24.14	29.86	36.62	44.56	53.81	64.54
Shares Earned	0	43,295	113,724	201,129	299,061	672,320	803,738	932,384	1,058,285

Employee Incentive Plans

2016 Stock Option Plan

In April 2016, our Board of Directors approved our 2016 stock option plan, which was subsequently approved by the shareholders at the 2016 annual general meeting of shareholders. Our 2016 stock option plan provides for the grant of options to purchase our common shares. The maximum number of common shares to be issued pursuant to the exercise of options granted was 3,500,000 shares, subject to necessary adjustments therein.

Under our 2016 stock option plan, the terms and conditions of individual grants may vary subject to the following: (1) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (2) the term of incentive stock options may not exceed ten years from the date of grant and (3) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to our share capital and necessary to preserve the intrinsic value of the granted options.

No share options were granted under the 2016 stock option plan during the years from 2021 to 2024.

As of December 31, 2024, no options were issued and outstanding under the 2016 stock option plan and no shares remained eligible for future grants under the plan. As of January 22, 2026, none of our employees and other qualified individuals other than members of our directors and senior management as a group held any options granted under the 2016 stock option plan.

As of December 31, 2021, 2022, 2023 and 2024, none of our current directors or executive officers held any outstanding stock options under the 2016 stock option plan. All directors and executive officers who previously held stock options have either resigned or been removed from their positions during or prior to 2021. Upon their departure, unvested options were forfeited in accordance with the terms of our equity incentive plans.

2017 Stock Option Plan

In April 2017, our Board of Directors approved our 2017 stock option plan, which was subsequently approved by the shareholders at the 2017 annual general meeting of shareholders. Our 2017 stock option plan has the same terms and conditions as the 2016 stock option plan, except that the maximum number of common shares to be issued pursuant to exercise of options granted is 1,500,000 shares, subject to necessary adjustments therein.

Under our 2017 stock option plan, the terms and conditions of individual grants may vary subject to the following: (1) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (2) the term of incentive stock options may not exceed ten years from the date of grant and (3) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to our share capital and necessary to preserve the intrinsic value of the granted options.

No share options were granted under the 2017 stock option plan during the years of 2021 to 2024.

As of December 31, 2024, no options were issued and outstanding under the 2017 stock option plan and no shares remained eligible for future grants under the plan. As of January 22, 2026, none of our employees or other qualified individuals other than members of our directors and senior management as a group held any options granted under the 2017 stock option plan.

As of December 31, 2021, 2022, 2023 and 2024, none of our current directors or executive officers held any outstanding stock options under the 2017 stock option plan. All directors and executive officers who previously held stock options have either resigned or been removed from their positions during or prior to 2021. Upon their departure, unvested options were forfeited in accordance with the terms of our equity incentive plans.

Long-Term Incentive Plan

The Company adopted the Second Amended and Restated Long-Term Incentive Plan (the “LTIP” or the “Plan”), effective May 11, 2022, as amended and restated on February 27, 2023 and further amended and restated on October 23, 2024. The purpose of the LTIP is to attract, retain, and motivate qualified employees, directors, consultants, and other individual service providers of the Company and its affiliates by providing equity-based and cash-based incentives tied to the performance and growth of the Company. The LTIP reserves a maximum of 10,000,000 common shares for issuance (as amended in 2024), subject to customary adjustments. The share reserve automatically increases annually on January 1, beginning in 2025, by 2% of the outstanding common shares as of that date, or by 1,000,000 common shares if the shares are not then traded on a stock exchange.

Types of Awards: Awards under the LTIP may be granted in the form of Options (which may only be Non-statutory Options), Stock Appreciation Rights (SARs), Restricted Shares, Restricted Share Units (RSUs), Share Awards, Dividend Equivalents, Other Share-Based Awards, Cash Awards, Substitute Awards, or any combination thereof.

Eligibility: Eligible participants under the LTIP include directors, officers, employees, and consultants of the Company or its subsidiaries, as well as other individuals who devote substantially all of their time and efforts to the business of the Company or its subsidiaries.

Administration. The LTIP is administered by the Board of Directors or a committee thereof. The administrator has broad discretion with respect to the selection of participants, the types and amounts of awards, the terms and conditions of awards (including vesting and performance requirements), and other matters relating to the administration of the LTIP.

Restrictions: Awards under the LTIP are generally non-transferable except by will or the laws of descent and distribution, and the administrator may, in its discretion, permit certain transfers or provide for deferred settlement of awards on terms it determines.

Amendments: The Board of Directors may amend, suspend, or terminate the LTIP, provided that no such action may materially and adversely affect the rights of participants under outstanding awards without their consent.

The following table sets forth a summary of equity awards granted under the Company’s LTIP during the years ended December 31, 2022, 2023 and 2024. Such awards were granted to directors, officers and employees in connection with their services to the Company, and vested in accordance with the agreed vesting schedule.

2022 LTIP Awards
Recipient	Award Types	Total Shares / RSUs Granted
Cindy Chen Delano	Restricted Shares	295,432
Michael Cricenti	Restricted Shares	525,729
Peter R. Kellogg	RSUs	58,303
Bo Hu	Restricted Shares	430,576
Chunhua Yu	RSUs	65,366
Jeffrey Tuder	RSUs	42,431
Louis Leung	Restricted Shares	48,380
Paula Poskon	Restricted Shares	44,911
Mark Walsen	Restricted Shares	58,994
Zhou Chongqing	Restricted Shares	34,657

2023 LTIP Awards
Recipient	Award Types	Total Shares / RSUs Granted
Michael Cricenti	Restricted Shares / Deferred RSUs	1,720,012
Bo Hu	Restricted Shares / Deferred RSUs	990,007
Peter R. Kellogg	RSUs	97,122
Junqi Wang	Restricted Shares	30,113
Yu Bai	Restricted Shares	30,113
Chunhua Yu	RSUs	453,174

2024 LTIP Awards
Recipient	Award Types	Total Shares / RSUs Granted
Michael Cricenti	Restricted Shares / Deferred RSUs / PSUs	365,391+ PSUs
Bo Hu	Deferred RSUs / RSUs / PSUs	590,845 +PSUs
Peter R. Kellogg	RSUs	36,783
Junqi Wang	Restricted Shares	39,507
Yu Bai	Restricted Shares	39,507
Chunhua Yu	RSUs / Deferred RSUs	635,085
Yuhua (Lillian) Zhang	Deferred RSUs	429,167
Shuanggen Zhao	Deferred RSUs	40,324
Zhichang Huang	Deferred RSUs	100,152

The aggregate compensation, including benefits in kind granted and granted but unvested RSUs (including deferred RSUs), during the years ended December 31, 2021, 2022, 2023 and 2024, that we or any of our subsidiaries paid to all of our directors and executive officers as a group for their services in all capacities to our company or any of our subsidiaries was approximately $3.32 million, $8.49 million, $8.14 million and $6.66 million.

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

The audit committee was re-established on December 13, 2021, following the reconstitution of the Board of Directors. Its composition has changed from time to time due to changes in Board membership. From December 13, 2021, to December 12, 2022, the audit committee consisted of Paula Poskon, Cindy Chen Delano, Mark Waslen and Zhou Chongqing, with Ms. Poskon serving until June 30, 2022, and Mr. Zhou serving from June 30, 2022, through December 12, 2022.

On February 27, 2023, the audit committee was reconstituted to consist of Michael Cricenti, Bo Hu and Chunhua Yu. Effective October 1, 2025, Bo Hu and Chunhua Yu ceased to serve as members, and Ruigang Li and Tao Wang were appointed in their place.

As of the date of this report, the audit committee consists of Michael Cricenti (Chair), Ruigang Li and Tao Wang, each of whom satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Michael Cricenti qualifies as an “audit committee financial expert” as defined under SEC rules.

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

The compensation committee was re-established on December 13, 2021, following the reconstitution of the Board of Directors, and its composition has changed from time to time due to changes in Board membership. From December 13, 2021, to June 30, 2022, the compensation committee consisted of Paula Poskon, Jeffery Tuder and Chunhua Yu. Ms. Poskon and Mr. Tuder ceased to serve upon their resignations from the Board on June 30, 2022. From June 30, 2022, to December 12, 2022, the compensation committee consisted of Zhou Chongqing, Bo Hu and Chunhua Yu, with Mr. Zhou ceasing to serve as a member upon his resignation from the Board on December 12, 2022.

On February 27, 2023, Michael Cricenti was appointed to the compensation committee and has served as its Chair since that date.

As of the date of this report, the compensation committee consists of Michael Cricenti (Chair), Bo Hu and Chunhua Yu.

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

The nominating and corporate governance committee was reestablished on December 13, 2021, following the reconstitution of the Board of Directors, and its composition has changed from time to time due to changes in Board membership. From December 13, 2021, to June 30, 2022, the committee consisted of Michael Cricenti, Bo Hu and Jeffery Tuder, with Mr. Tuder ceasing to serve upon his resignation from the Board on June 30, 2022. From June 30, 2022, onward, Chunhua Yu was appointed and has served as a member since that date.

As of the date of this report, the committee consists of Michael Cricenti (Chair), Bo Hu and Chunhua Yu.

Special Committee

The special committee of the Board of Directors was established on November 7, 2022 to review and evaluate potential strategic alternatives and related matters and to make recommendations to the Board. The committee is authorized to retain independent legal, financial and other advisors as it deems necessary to carry out its responsibilities.

As of the date of this report, Michael Cricenti and Bo Hu have continuously served as members of this special committee since its establishment.

Executive Committee

The executive committee of the Board of Directors was established on December 30, 2021 to assist the Board in fulfilling its responsibilities and to exercise certain powers of the Board between Board meetings.

Following its establishment, the composition of the executive committee changed from time to time due to changes in Board membership. From December 30, 2021, to June 30, 2022, the committee consisted of Michael Cricenti, Cindy Chen Delano, Jeffrey Tuder and Bo Hu, with Mr. Tuder ceasing to serve upon his resignation from the Board on June 30, 2022. From June 30, 2022, to December 22, 2022, the committee consisted of Michael Cricenti, Cindy Chen Delano and Bo Hu, with Ms. Delano ceasing to serve upon her resignation from the Board on December 22, 2022.

Currently, our executive committee consists of two directors: Michael Cricenti and Bo Hu, each of whom has served continuously on the committee since its establishment.

The Public Relations Committee

The public relations committee of the Board of Directors was established on December 30, 2021, to oversee the Company’s public and investor communications strategies and was dissolved on September 26, 2025, with its responsibilities reassigned. Its composition changed over time due to changes in Board membership.

From December 30, 2021 to June 28, 2023, the committee consisted of Bo Hu and Chunhua Yu. From June 29, 2023 to May 19, 2025, it included Bo Hu, Chunhua Yu, Wang Junqi and Bai Yu, with Mr. Wang and Mr. Bai ceasing to serve upon their resignation from the Board. From May 19, 2025, under its dissolution, the committee consisted of Bo Hu and Chunhua Yu.

D.	Employees

The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity during the years ended December 31, 2020, 2021, 2022, 2023 and 2024.

		As of December 31,
Geographic Location	Main Activity	2020	2021	2022	2023	2024
Shenzhen, PRC
	Administration	43	31	26	29	37
	Project development	31	29	28	27	19
	Selling and marketing	27	21	21	21	22

	Total Shenzhen	101	81	75	77	78

Wuxi, PRC
	Selling and marketing	1	1	1	1	1

	Total Wuxi	1	1	1	1	1
Shanghai, PRC
	Selling and marketing	1	1	1	—	—

	Total Shanghai	1	1	1	—	—
Dongguan, PRC
	Project development	2	4	4	3	—
	Selling and marketing	1	3	3	3	5

	Total Dongguan	3	7	7	6	5
Hong Kong
	Administration	5	—	—	—	—

	Total Hong Kong	5	—	—	—	—

Total Employees		111	90	84	84	84

We enter into standard employment contracts with our full-time employees. As required by PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, medical insurance, maternity insurance, work-related injury insurance, unemployment insurance and housing provident funds. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Beneficial Ownership of Our Common Shares by Our Directors, Senior Management and Principal Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of January 22, 2026 by:

•	each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us who own beneficially 5% or more of our common shares; and

•	each of our current directors and senior management.

The calculations in the table below are based on 60,547,760 issued and outstanding common shares as of January 22, 2026, excluding treasury shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares beneficially owned(1)
Name	Number		Percent
Directors and Executive Officers:
Michael Cricenti	2,489,246	(2)	4.1%
Peter R. Kellogg	13,006,292	(3)	21.5%
Bo Hu	1,375,512	(4)	2.3%
Chunhua Yu	1,046,439	(5)	1.7%
Ruigang Li	*		*
Tao Wang	*		*
Yuhua (Lillian) Zhang	*		*
All directors and executive officers as a group	18,426,410		30.4%
Principal Shareholders:
Peter R. Kellogg	13,006,292	(3)	21.5%
Oasis Management Company Ltd.	12,549,987	(6)	20.7%
IsZo Capital LP	10,717,099	(7)	17.7%

Notes:

*	Less than 1%.

(1)

Percentage of ownership calculated is based on 60,547,760 common shares outstanding as of January 22, 2026, excluding treasury shares. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, options which are exercisable within 60 days of January 22, 2026 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons. Deferred RSUs that have vested but are subject to deferral arrangements and may not be settled or exercised until termination of service are not included in the number of shares beneficially owned, as the reporting person does not have the right to acquire such shares within 60 days.

(2)

Represents 2,489,246 of our common shares beneficially held directly by Mr. Cricenti as an individual. These shares were granted to Mr. Cricenti during his tenure as a director of the Company as part of the Company’s equity compensation plans. Mr. Cricenti does not hold any shares through corporate entities. In addition, Mr. Cricenti holds 327,272 deferred RSUs that have vested but are subject to deferral arrangements.

(3)

Represents (i) an aggregate of 12,733,246 common shares beneficially owned by Mr. Kellogg, as reported in Schedule 13D/A filed with the SEC on April 7, 2023, of which 11,111,252 common shares were indirectly held through IAT Reinsurance Company Ltd. and its subsidiaries (“IAT Companies”), in which Mr. Kellogg is the sole holder of its voting stock, 200,000 common share were directly held by Mr. Kellogg as personal assets, and the remaining were held by Kellogg Family Group as defined therein; and (ii) 273,046 shares that were granted to Mr. Kellogg during his tenure as a director of the Company as part of the Company’s equity compensation plans. Mr. Kellogg disclaims beneficial ownership of the shares held by IAT Companies except to the extent of his pecuniary interest therein. Mr. Kellogg is a citizen of the United States. The address of the business office of Mr. Kellogg is c/o IAT Reinsurance Company Ltd., at 4200 Six Forks Road Suite 1400 Raleigh, NC, 27609.

(4)

Represents 1,375,512 shares held directly by Mr. Hu as an individual. These shares were granted to Mr. Hu during his tenure as a director and executive officer of the Company as part of the Company’s equity compensation plans. Mr. Hu does not hold any shares through corporate entities. In addition, Mr. Hu holds 655,315 deferred RSUs that have vested but are subject to deferral arrangements.

(5)

Represents 1,046,439 shares held directly by Mr. Yu as an individual. These shares were granted to Mr. Yu during his tenure as a director, executive officer and President of the Company as part of the Company’s equity compensation plans. Mr. Yu does not hold any shares through corporate entities.

(6)

Represents 12,549,987 of our common shares held by Oasis Management Company Ltd., as reported on its Schedule 13D/A filed with the SEC on December 16, 2025. Oasis Management Company Ltd., a Cayman Islands exempted company, is the investment manager of Oasis Investments II Master Fund Ltd., a Cayman Islands exempted company (the “Oasis II Fund”), with respect to the common shares held by the Oasis II Fund. Mr. Seth Fischer is responsible for the supervision and conduct of all investment activities of the investment manager, including all investment decisions with respect to the assets of the Oasis II Fund and the common shares held by the Oasis II Fund. Mr. Fischer is a citizen of Germany. The address of the business office of Mr. Fischer is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen’s Road Central, Central, Hong Kong. The address of the business office of each of Oasis Management and the Oasis II Fund is Ugland House, PO Box 309 Grand Cayman, KY1-1104, Cayman Islands.

(7)

Represents 10,717,099 of our common shares held by IsZo Capital LP, as reported on the Schedule 13G/A filed with the SEC by IsZo Capital LP on February 14, 2024. IsZo Capital GP LLC, its general partner, IsZo Capital Management LP, its investment manager, IsZo Management Corp., the general partner of IsZo Capital Management LP, and Brian L. Sheehy, the managing member of IsZo Capital GP LLC and the president of IsZo Capital Management Corp., may each be deemed to have voting and dispositive power with respect to our shares held by IsZo Capital LP. Each of IsZo Capital LP and IsZo Capital Management LP is a limited partnership formed under the laws of the State of Delaware. IsZo Capital GP LLC is a limited liability company formed under the laws of the State of Delaware. IsZo Management Corp is a company formed under the laws of the State of Delaware. Mr. Sheehy is a citizen of the United States. The business address of IsZo Capital LP is 590 Madison Avenue, 21st Floor, New York, New York 10022.

To our knowledge, except as disclosed elsewhere in this Report, we are not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly through January 22, 2026.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of January 22, 2026, there were approximately 315 holders of record of our common shares. According to information provided to us by our transfer agent, 93.6% holders of record with addresses in the United States held 53,692,264 of our common shares, representing 88.75% of our total issued and outstanding shares, as of January 22, 2026.

We are not aware of any arrangements that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Certain Relationships and Transactions with Kaisa

In 2021, 2022 and 2023, property management fees of $2.9 million, $3.1 million and $1.1 million, respectively, were incurred to Kaisa Property Management (Shenzhen) Co., Ltd., a related party controlled by our then principal shareholder, Kaisa. All the service fees are paid monthly.

As of December 31, 2021 and 2022, the balances payable from these transactions to Kaisa Property Management (Shenzhen) Co., Ltd. as a then related party were $0.6 million and $1.8 million, respectively. The balances payable to Greater Sail, also a related party controlled by our then principal shareholder, arising from the voided 2020 PIPE, were $146.9 million. All of these balances were unsecured, interest-free and repayable on demand.

Transactions with IAT and IsZo

Loans

On January 11, 2022, we entered into certain promissory notes (the “Original Promissory Notes”) with two of our principal shareholders, IAT and IsZo, pursuant to which IAT and IsZo provided loans of up to $15.0 million (the “IAT Note”) and $5.0 million (the “IsZo Note”), respectively. The full amount of the IAT Note was drawn, and $3.75 million was drawn under the IsZo Note, as IsZo did not fund the remaining $1.25 million draw request. The loans are unsecured, bear interest at 10% per annum on the outstanding principal, computed on an actual/365–366-day basis. The promissory notes originally matured on January 11, 2024 and were prepayable, in whole or in part, at our option. The maturity date was extended to January 11, 2026 pursuant to amendments entered into on April 1, 2023, which also allow us, on a go-forward basis, to pay interest in shares of the Company, calculated based on the 30-day volume-weighted average price.

As of December 31, 2022, the principal balance of IAT was $15.0 million, and the capitalized interest was $0.9 million. The principal balance of IsZo was $3.8 million, and capitalized interest was $0.3 million.

On April 5, 2023, $4,338,791 of principal and capitalized interest outstanding under the loan from IAT, and $1,102,707 of principal and capitalized interest outstanding under the loan from IsZo, were settled through equity issuances pursuant to settlement arrangements (See “Settlement and Release Agreements” below).

As of December 31, 2023 and 2024, the principal balance of the loan from IAT was $12.0 million and $12.9 million, respectively, with capitalized interest of $0.9 million and $1.3 million, respectively. The principal balance of the loan from IsZo was $3.0 million and $3.2 million, respectively, with capitalized interest of $0.2 million and $0.3 million, respectively.

On December 23, 2025, the Company and IAT Insurance Group, Inc. entered into an amendment to the Amended and Restated Promissory Note, which had an original principal amount of $12 million and an initial maturity date of January 11, 2026. Based on the amendment, beginning January 12, 2026, the maturity date of the Note will automatically extend for successive 90-day rollover periods unless IAT delivers at least 60 days’ prior written notice requiring repayment before the end of any such period. As of the amendment date, the outstanding principal balance of the Note was approximately $15.75 million, with accrued interest of approximately $47 thousand.

On January 9, 2026, the Company fully repaid the outstanding principal of $3 million and accrued interest of approximately $0.95 million under the IsZo Note.

Settlement and Release Agreements

On April 5, 2023, the Company entered into a settlement and release agreement with IsZo Capital Management L.P. (the “Settlement Agreement”). Pursuant to the Settlement Agreement, the Company issued an aggregate of 861,285 shares to IsZo at a price of $1.75 per share, consisting of (i) 630,118 shares issued in exchange for the cancellation of $1,102,707 of principal and capitalized interest outstanding under the IsZo Note, and (ii) 231,167 shares issued in exchange for the cancellation of a claim in the amount of $404,541.53, which related to an order of the British Virgin Islands court dated November 25, 2021. Pursuant to the Settlement Agreement, the Company released IsZo from any claims and causes of action related to IsZo’s failure to fund the remaining drawdown request under the IsZo Note, and IsZo released the Company from any claims and causes of action arising from and relating to such claim.

On the same date, pursuant to an exchange and amendment agreement with IAT Insurance Group, Inc., the Company issued 2,479,309 shares to IAT at a price of $1.75 per share in exchange for the cancellation of $4,338,791 of principal and capitalized interest outstanding under the IAT Note.

Private Placement

Separately, after consideration by the Board, on April 5, 2023, the Company entered into a Securities Purchase Agreement with certain purchasers for the purchase and sale of 8,821,273 shares in a private placement at a price of US $1.75 per Share for aggregate proceeds of approximately $15.4 million (the “Private Placement”). The shares purchased by related parties included 2,857,143 shares by IAT Reinsurance Company Ltd. for $5 million and 2,285,714 shares by IsZo Capital Management LP for $4 million. The shares issued in the Private Placement were sold and issued in reliance on an exemption from registration under the Securities Act of 1933, as amended. The Company intends to use the proceeds from the Private Placement for general corporate purposes, including working capital and general and administrative expenses, and to satisfy existing obligations and liabilities, including obligations that may arise in connection with litigation proceedings.

Employee Stock Option Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Incentive Plans.”

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

Except as described below or elsewhere in this Report, we are not involved in any litigation, other legal proceedings, or arbitration proceedings that would have a material adverse impact on our business or operations. We may from time to time be subject to various judicial or administrative proceedings arising in the ordinary course of our business.

China Nuclear Industry 22nd Construction Company Limited Litigation

In January 2022, China Nuclear Industry 22nd Construction Company Limited (“CNI22”) commenced proceedings against Nam Tai Investment (Shenzhen) Co., Ltd. (“NTISZ”) before the Shenzhen Intermediate People’s Court in relation to a construction contract dispute. The plaintiff requested payment of project costs and related interest totaling approximately RMB 323 million. Further, as part of the litigation proceeding, at the request of CNI22, the court issued a property preservation order over NTISZ’s bank accounts and NTISZ’s real estate assets located at Building No. 1 (office building), Building No. 2 (office building), Building No. 3 (factory building) and Building No. 4 (equipment building) at Namtai Road, Gushu, Xixiang Street, Baoan District, Shenzhen. On December 22, 2023, the court rendered its judgment, ordering NTISZ to pay progress payments of approximately RMB 55.59 million and related interest, while dismissing the plaintiff’s other claims. On February 2, 2024, the court issued an enforcement decision confirming full payment, case closure, and release of all preservation measures.

Guangzhou Bank Litigation

In October 2022, Guangzhou Bank Co., Ltd. Shenzhen Branch filed a lawsuit against NTISZ, its guarantors Nam Tai Group Limited (“NTG”) and Zastron Shenzhen, all of which are wholly owned subsidiaries of NTP. The dispute arose from a fixed-asset loan agreement, and the amount in dispute was approximately RMB575 million. The court accepted the case and granted property preservation measures over the land use rights of Nam Tai Technology Center and certain equity interests held by NTISZ.

As a result of the litigation and the suspension of project construction, Guangzhou Bank reclassified the loan as “special mention” at the end of 2022. The classification and ongoing disputes temporarily constrained our bank financing capacity and liquidity position until June 2024 when Guangzhou Bank reclassified the loan back to “normal” following active communication and settlement efforts by the current Board and management.

On July 26, 2024, Guangzhou Bank filed an application to withdraw the lawsuit, citing that all parties had reached a settlement, and simultaneously applied to lift the property preservation orders. Subsequently, on September 10, 2024, the Shenzhen Intermediate People’s Court issued an enforcement decision lifting all property preservation measures related to this case. The releases were completed, and the case was fully closed on September 13, 2024.

Wuhan Lingyun Architectural Decoration Engineering Co., Ltd. Litigation

In December 2022, Wuhan Lingyun Architectural Decoration Engineering Co., Ltd. (“Wuhan Lingyun”) filed a lawsuit against NTISZ before the Baoan District People’s Court of Shenzhen, seeking approximately RMB 28 million for construction and material payments. The court dismissed all of the plaintiff’s claims in September 2023. The plaintiff withdrew its appeal in February 2024, and the judgment has become final.

In conjunction with these and the abovementioned litigations, in 2023 one of our lender banks, Bank of China, also downgraded its loan classification to “special mention” due to potential cross-default and litigation risks. This downgrade further constrained our liquidity until the classification was restored to “normal” in December 2024.

Litigation related to 2020 PIPE and settlements with GSL and West Ridge

In October 2020, we entered into a securities purchase agreement (the “2020 PIPE”) with Greater Sail Ltd. (“GSL”), a wholly owned subsidiary of Kaisa Holdings Limited, and West Ridge Investment Company Limited (“West Ridge”). Under the agreement, we issued and sold 16,051,219 shares and 2,603,366 shares to GSL and West Ridge, respectively, each at a par value of US$0.01 per share, for total consideration of $146.9 million and $23.8 million. The 2020 PIPE took place prior to the election and appointment of our reconstituted Board in 2021.

That same month in October 2020, one of our shareholders, IsZo, filed legal proceedings in the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) seeking to set aside the 2020 PIPE. In March 2021, the BVI Court voided the 2020 PIPE.

Settlement with GSL

Following the BVI Court’s judgment, in March 2021, GSL initiated an international arbitration against us, seeking reimbursement of the $146.9 million paid under the now-void 2020 PIPE. We were involved in numerous actions and proceedings with GSL and Kaisa across Hong Kong, the British Virgin Islands, and the PRC. In October 2024, we, GSL, and Kaisa reached a Global Settlement, through which all outstanding disputes were amicably resolved.

Settlement with West Ridge

In connection with the 2020 PIPE litigation, we, under the former management team and Board, entered into a settlement and indemnity agreement with West Ridge, providing for, among other things, the return of $23.8 million representing the purchase price paid by West Ridge in the 2020 PIPE if the 2020 PIPE was declared invalid. In April 2022, the BVI Court issued a judgment against us and in favor of West Ridge in the amount of $23.8 million (the “West Ridge Judgment”). Since then, the West Ridge Judgment has accrued costs and interest. After we appealed the West Ridge Judgment, on July 27, 2023, the Eastern Caribbean Court of Appeal dismissed our appeal and affirmed the West Ridge Judgment. In December 2024, we and West Ridge reached a final settlement agreement, resolving all outstanding disputes.

Nam Tai • Longxi General Contractor Dispute

In July 2025, we received a notice from Shenzhen Guangshengda Construction Co., Ltd. (“Guangshengda”) regarding the assignment of claims for Nam Tai • Longxi project under its general construction contract to Shenzhen Weiyueda Mechanical & Electrical Installation Engineering Co., Ltd. (“Weiyueda”). We responded in August 2025, disputing and refusing to acknowledge the validity of such assignment. We believe the assignment is invalid due to, among other reasons, Guangshengda’s failure to fully perform its post-warranty maintenance obligations, which has led to customer complaints and potential group disputes; the ongoing and unresolved final project settlement process, which includes potential claims for liquidated damages against Guangshengda for project delays; and Guangshengda’s failure to issue the full amount of required invoices for the project.

In late August 2025, 54 residential units of the project were frozen by a court order following a pre-litigation asset preservation application filed by Weiyueda.

In September 2025, we filed a jurisdictional challenge, arguing that the case should be heard by a court in Shenzhen, which is currently under review by the court. We have also applied to substitute the frozen assets, specifically the pre-sold properties, with other unencumbered assets. Such application has not been approved as the plaintiff, Weiyueda, objected.

In October 2025, Weiyueda’s legal counsel proposed a potential settlement involving the transfer of properties in lieu of cash payment. This proposal is under preliminary review and no agreement has been reached.

This litigation is at a preliminary stage. The freezing of properties has impeded their sale, which could adversely affect our project sales and cash flow if not resolved in a timely manner. We are actively pursuing all available legal defenses and exploring potential solutions to resolve this matter.

Nam Tai • Longxi Property Services Dispute

The Company is involved in litigation with Dongguan Kaisa Property Management Co., Ltd. (“Dongguan Kaisa Property”), the initial property management service provider for Nam Tai • Longxi project, which was substantially completed in 2022.

In October 2024, as part of the abovementioned Settlement with GSL, the Company entered into a settlement agreement with Dongguan Kaisa Property to terminate the property management contract for Nam Tai • Longxi project and change the property management company with the assistance of Dongguan Kaisa Property. However, Dongguan Kaisa Property did not vacate, and filed a lawsuit against the Company later in 2025.

In August 2025, Dongguan Kaisa Property obtained a pre-litigation preservation order from the court, freezing two residential units of the Nam Tai • Longxi project and approximately RMB 0.16 million in the Company’s bank accounts. In October 2025, the Company obtained Dongguan Kaisa Property’s statement of claim, which seeks payment of approximately RMB 1.09 million in property management fees for vacant residential units and parking units from November 2024 to May 2025, plus fees of approximately RMB 2.2 million for vacant commercial units from September 2023 to May 2025, totaling approximately RMB 3.43 million, inclusive of late payment interest.

In November 2025, in response to Dongguan Kaisa Property’s actions, the Company initiated arbitration with the International Chamber of Commerce (“ICC”) against GSL and Kaisa.

On January 21, 2026, the Company and the Kaisa-affiliated parties executed a supplemental agreement to the Settlement. Pursuant to this supplemental agreement, the parties have submitted applications to withdraw the Dongguan litigation, to lift all related preservation measures, and to withdraw the ICC arbitration. Dongguan Kaisa Property has also undertaken that it will not pursue any claims for property management service fees incurred on or before December 31, 2025.

Based on consultation with legal counsel, management believes that the supplemental agreement has fully resolved the disputes. All litigation, arbitration proceedings and related preservation measures have been, or are in the process of being, formally withdrawn. As the Company no longer faces a probable loss, no provision has been recorded.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As discussed in Note 2 (b) to the consolidated financial statements, as of December 31, 2024, we had net current liabilities of $9 million. Such a condition indicates the existence of material uncertainty which indicates the existence of a material uncertainty that raises substantial doubt about our ability to continue as a going concern. Our ability to generate sufficient cash flows to meet its short-term operating needs and repay its outstanding loans depends on obtaining additional external financing, accelerating leasing activities at Nam Tai Inno Park, clearing the inventory at Nam Tai • Longxi, and disposing of the Nam Tai Wuxi property.

Management has evaluated the circumstances and noted that the historical liquidity challenges arising from the voided PIPE and related matters have been resolved. Management believes that, through the completed external refinancing and the disposal of the Nam Tai Wuxi property, the Company would be able to meet its cash requirements for at least the 12 months following the issuance date of these consolidated financial statements.

Dividends

Under our dividend policy, our Board of Directors determines and declares the amount of our dividend payable based on our operating income, current and estimated future cash, cash flow and capital expenditure requirements at the time of the yearly declaration and such other factors as our Board believes reasonable and appropriate to consider in the determination and plans to announce the declared amount of that dividend.

We had not declared or paid any cash dividends on our capital shares from 2021 to 2024.

Whether future dividends will be declared will depend upon our future growth and earnings, of which there can be no assurance, and our cash flow needs for future expansion, which growth, earnings or cash flow needs may be adversely affected by one or more of the factors discussed in “Item 3. Key Information—D. Risk Factors” in this Report. There can be no assurance that future cash dividends will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

B.	Significant Changes

Except as disclosed elsewhere in this Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares, par value $0.01 per share, are traded in the United States and have been initially listed on NASDAQ since 1988, and subsequently traded on the NYSE since January 2003 under the ticker symbol “NTE” until April 22, 2014 when the ticker symbol changed to “NTP”. We received a delisting notice from the NYSE on May 18, 2022 for failure to file our annual report for the fiscal year ended December 31, 2021. Our common shares have been quoted on the OTC Expert Market initially under the symbol “NTPIF” since November 18, 2022. On December 5, 2022, we were delisted from the NYSE when the staff of the NYSE Stock Exchange filed a Form 25 Notification of Delisting. We will explore appropriate measures in the interests of our company and our shareholders, including exploring a potential listing on another internationally recognized exchange, subject to compliance with applicable rules, regulations, policies and guidance.

B.	Plan of Distribution

Not Applicable.

C.	Markets

See “ – A. Offer and Listing Details.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Memorandum and Articles of Association

We are a business company limited by shares incorporated in the British Virgin Islands (Company No. 3805) and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, the BVI Act and other applicable legislation.

Since our incorporation, our Charter has been amended on several occasions with the most recent amendment being filed with the Registrar of Corporate Affairs in the British Virgin Islands on 26 March 2025.

As set forth in Clause 4 of our Memorandum of Association included in our Charter, our object or purpose is to engage in any act or activity that is not prohibited under British Virgin Islands law.

Common Shares

We are authorized to issue a total of 200,000,000 common shares of par value $0.01 per share. As of January 22, 2026, we had 60,547,760 shares outstanding.

We have never had any class of shares outstanding other than our common shares, nor have we ever changed the voting rights with respect to our common shares.

Rights of Directors

The following summarizes certain of the provisions relating to the rights of directors from our Articles of Association, included in our Charter:

•

Article 53 provides that a director may be counted as part of the quorum and may vote on a resolution with respect to any contract or arrangement in which the director is materially interested or that director enters into with us.

•

Article 44 provides that a director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the members and at any separate meeting of the holders of any class of shares in our company.

•	There are no provisions in our Charter governing for the retirement or non-retirement of directors under an age limit requirement.

•

Article 79 provides that the directors may, before declaring any dividend, set aside out of our profits such sum as they think proper as a reserve fund for whatever purpose, and may invest the sum so set apart as a reserve fund upon such securities as they may select;

•	Article 80 allows us to deduct from any shareholder’s dividends amounts owed to us by that shareholder.

Pursuant to our Charter and pursuant to the laws of the British Virgin Islands, our Board of Directors without shareholder approval, may amend our Memorandum and Articles of Association except:

•	to restrict the rights or powers of our shareholders to amend the Memorandum or the Articles;

•	to change the percentage of shareholders required to pass a resolution of shareholders to amend our Charter;

•	in circumstances where our Charter cannot be amended by the Shareholders; or

•	to authorize us to issue, or authorize the issuance of, bearer shares.

Rights of Shareholders

Under our Charter and applicable law, holders of our shares:

•	are entitled to one vote for each whole share a holder owns on all matters to be voted upon by shareholders, including the election of directors;

•	do not have cumulative voting rights in the election of directors;

•	are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law;

•	are entitled to an equal share in the distribution of the surplus we own; and

•	do not have preemptive rights to purchase any additional, unissued common shares.

Under our Charter or applicable British Virgin Islands law:

•	all of our common shares are equal to each other with respect to voting and dividend rights; and

•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

Capital Stock and Variation of Rights

Article 5(a) provides that our registered shares may be certificated or uncertificated and shall be entered in our register of members and registered as they are issued;

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

The BVI Act provides that a director “shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company, disclose the interest to the Board of the company”. The failure of a director to so disclose an interest does not affect the validity of a transaction entered into by the director or the company, provided that the director’s interest was disclosed to the Board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). Typically, a company’s memorandum and articles of association will allow a director interested in a particular transaction to vote on it, attend meetings at which it is considered, and sign documents on behalf of the company which relate to the transaction, and our Charter provides that a director may be counted as one of a quorum upon a motion in respect of any contract or arrangement which he shall make with the Company, or in which he is so interested as aforesaid, and may vote upon such motion.

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

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An “interested shareholder” generally is a person or group that owns, or has owned within the past three years, 15% or more of the corporation’s outstanding voting shares. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

If the liquidation is a solvent liquidation, the provisions of the BVI Act govern the liquidation. A company may only be liquidated under the BVI Act as a solvent liquidation if it has no liabilities or it is able to pay its debts as they fall due and the value of its assets exceeds its liabilities. Subject to the memorandum and articles of association of a company, a liquidator may be appointed by a resolution of directors or resolution of members but if the directors have commenced liquidation by a resolution of directors the members must approve the liquidation plan by a resolution of members save in limited circumstances. A liquidator is appointed for the purpose of collecting in and realizing the assets of a company and distributing proceeds to creditors.

The Insolvency Act governs an insolvent liquidation. Pursuant to the Insolvency Act, a company is insolvent if it fails to comply with the requirements of a statutory demand that has not been set aside pursuant to the Insolvency Act, execution or other process issued on a judgment, decree or order of court in favor of a creditor of the company is returned wholly or partly unsatisfied or either the value of the company’s liabilities exceeds its assets or the company is unable to pay its debts as they fall due. The liquidator must be either the Official Receiver in the British Virgin Islands or a British Virgin Islands licensed insolvency practitioner. An individual resident outside the British Virgin Islands may be appointed to act as liquidator jointly with a British Virgin Islands licensed insolvency practitioner or the Official Receiver. The members of the company may appoint an insolvency practitioner as liquidator of the company or the court may appoint an Official Receiver or an eligible insolvency practitioner. The application to the court can be made by one or more of the following: (i) the company, (ii) a creditor, (iii) a member, or (iv) the supervisor of a creditors’ arrangement in respect of the company, the Financial Services Commission and the Attorney General in the British Virgin Islands.

The court may appoint a liquidator if:

(a)	the company is insolvent;

(b)	the court is of the opinion that it is just and equitable that a liquidator should be appointed; or

(c)	the court is of the opinion that it is in the public interest for a liquidator to be appointed.

An application under (a) above by a member may only be made with leave of the court, which shall not be granted unless the court is satisfied that there is a prima facie case that the company is insolvent. An application under (c) above may only be made by the Financial Services Commission or the Attorney General and they may only make an application under (c) above if the company concerned is, or at any time has been, a regulated person (i.e. a person that holds a prescribed financial services license) or the company is carrying on, or at any time has carried on, unlicensed financial services business.

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

Transfer Agent

Computershare, 111 Townsquare Place, Suite 1501, Jersey City, NJ 07310, U.S.A., serves as transfer agent and registrar for our shares in the United States.

C.	Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls

There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai’s securities or on the conduct of our operations in Hong Kong, Cayman Islands or the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. Payment of dividends by our subsidiaries in China to our subsidiaries outside China and to us, as the ultimate parent, is subject to restrictions under PRC law and may only be paid out of distributable profits. See “Item 3. Key Information—D. Risk Factors—Risks Related to China—Changes in government control of currency conversion and in PRC foreign exchange regulations may adversely affect our business operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to China—Payment of dividends by our subsidiaries in the PRC to our subsidiaries outside the PRC and to us, as the ultimate parent, is subject to restrictions under PRC law.” If we decide to re-initiate our payment of dividends to our shareholders, the PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate our ability to pay any dividends at all. With the exception of a requirement that 10% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.

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

This discussion is based on the tax laws of the United States as in effect on the date of this Report, including the Code, applicable U.S. Treasury regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before the date hereof. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this Report are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, the special tax accounting rules under Section 451(b) of the Code, the Medicare tax on net investment income, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	persons holding our common shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction;

•	“controlled foreign corporations” within the meaning of Section 957(a) of the Code;

•	“passive foreign investment companies” within the meaning of Section 1297(a) of the Code;

•	persons that own directly, indirectly or through attribution 5% or more of the total voting power or value of all of our equity interests;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities and persons holding our common shares through partnerships or other pass-through entities.

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

Dividends and Other Distributions on Our Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions made by us with respect to our common shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income on the date on which the dividends are actually or constructively received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, dividends generally will constitute qualified dividend income and be taxed at currently preferential long-term capital gains rates only if (i) our common shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, (ii) we are not treated as a PFIC (as defined below) with respect to the applicable U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding periods and other requirements are met. Any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of actual or constructive receipt.

As noted above and subject to applicable limitations, taxing jurisdictions other than the United States may withhold taxes from distributions on our common shares, and a U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. Recently issued U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct foreign taxes in computing its taxable income, subject to generally applicable limitations under U.S. tax law. An election to deduct foreign taxes in lieu of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year in which such election is made. The foreign tax credit rules are complex and U.S. Holders should consult their tax advisors regarding the application of such rules, including the credibility of foreign taxes, in their particular circumstances.

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

Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits. Special rules may apply in the event we are deemed to be a PRC resident enterprise under the PRC tax law.

A U.S. Holder’s initial tax basis in our common shares generally will equal the cost of such common shares.

If the consideration received by a U.S. Holder upon a sale or other taxable disposition of our common shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement.

U.S. Holders should consult their tax advisors regarding the tax consequences of a sale or other taxable disposition of common shares, including the credibility of foreign taxes imposed on such sale or disposition by a taxing jurisdiction other than the United States, in their particular circumstances.

Passive Foreign Investment Company Considerations

We may be or become a PFIC, for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rent and capital gains. However, rents and gains derived in the active conduct of a trade or business in certain circumstances are considered active income. Cash and cash equivalents are likely passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. In applying these tests, we are treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the equity interests.

Based on our analysis of our income, assets, activities and market capitalization, we do not expect to be classified as a PFIC for the taxable years ended December 31, 2021, 2022, 2023 and 2024. However, our PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of our company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the common shares from time to time, which could be volatile). In addition, the risk of our company being a PFIC for any taxable year will increase if its market capitalization declines substantially during that year. Furthermore, whether and to which extent our company’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including our future business plan and the application of laws that are subject to varying interpretation. Moreover, the application of the PFIC rules with respect to us is unclear in certain respects. The United States Internal Revenue Service (the “IRS”) or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. For example, based on the current and anticipated structure and operations of our group, as well as rules contained in certain U.S. Treasury Regulations, we intend to treat certain rents and gains from any real property that we hold directly or that is held directly by our subsidiaries as active income. The application of the rules addressing active rental income to our facts is complex, however, and it is possible that future tax laws may adversely change these rules or the IRS may not agree with our conclusions. Accordingly, there can be no assurances that we will not be a PFIC for our past, current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

Since we believe we were likely a PFIC in the taxable year ended December 31, 2018 and may have been for certain other preceding taxable years, with respect to a U.S. Holder that has held our common shares from the period during which we were a PFIC, we would continue to be classified as a PFIC with respect to such U.S. Holder in all succeeding years during which such U.S. Holder owns our common shares (regardless of whether we continue to meet the tests described above) unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such an election is made, the U.S. Holder will be deemed to have sold its common shares at their fair market value on the last day of the last taxable year in which they were a PFIC, and any gain from the deemed sale would be subject to the rules described in the following paragraph. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, our common shares with respect to which such election was made will not be treated as shares in a PFIC. U.S. Holders should consult their tax advisor as to the possibility and consequences of making a deemed sale election if we are (or were to become) and then cease to be a PFIC, and such election becomes available.

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

The U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election with respect to its common shares, the holder will include in income for each year that we are treated as a PFIC with respect to such common shares an amount equal to the excess, if any, of the fair market value of such common shares as of the close of the U.S. Holder’s taxable year over such holder’s adjusted tax basis in such common shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of its common shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on our common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of our common shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on our common shares, as well as to any loss realized on the actual sale or disposition of our common shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such common shares previously included in income. A U.S. Holder’s basis in its common shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions that we make would generally be subject to the rules discussed below under “—Dividends and Other Distributions on Our Common Shares,” except the lower rates applicable to qualified dividend income would not apply.

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

If a U.S. Holder does not make a mark-to-market election effective from the first taxable year of such a U.S. Holder’s holding period in its common shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to its common shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-market election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its common shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any subsidiary PFICs.

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

We are subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934. In accordance with the Securities Exchange Act of 1934, we are required to file annual reports on Form 20-F within four months of our fiscal year end, and submit other reports and information under cover of the current reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 100 F Street, N.E. Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR.

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

We will post this Report on Form 20-F on our website https://www.namtai.com/report/index.html. In addition, we will provide hard copies of this Report free of charge to shareholders upon request.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure”.

Annual Report to Security Holders

Not applicable.

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

Effective from April 1, 2015, our subsidiaries in China changed their functional currency from the U.S. dollar to the RMB. This change was made upon the progress of the property development projects in China causing our subsidiaries’ primary operating activities to be in RMB and making the RMB to be the currency of the economic environment in which the entities primarily generate and expend cash. We do not hedge against currency risk for our subsidiaries in China. For us and our subsidiaries outside China, the functional currencies are U.S. dollars and Hong Kong dollars, as expense transactions are generally denominated in U.S. dollars and Hong Kong dollars. Our exposure to foreign exchange risk primarily relates to a significant portion of our cash and cash equivalents denominated in RMB. If we need to convert RMB to U.S. dollars and Hong Kong dollars for our operations, depreciation of the RMB against the U.S. dollar would reduce the U.S. dollar amount and Hong Kong dollar amount we receive from the conversion.

As of December 31, 2021, we had RMB-denominated cash and cash equivalents of RMB 495.7 million ($77.7 million). If the RMB had depreciated by 10% against the U.S. dollar and assuming we converted RMB 495.7 million into U.S. dollars, our U.S. dollar cash balance for the RMB 495.7 million would have decreased to $69.9 million.

As of December 31, 2022, we had RMB-denominated cash and cash equivalents of RMB 301.6 million ($43.3 million). If the RMB had depreciated by 10% against the U.S. dollar and assuming we converted RMB 301.6 million into U.S. dollars, our U.S. dollar cash balance for the RMB 301.6 million would have decreased to $39.0 million.

As of December 31, 2023, we had RMB-denominated cash and cash equivalents of RMB 144.0 million ($20.3 million). If the RMB had depreciated by 10% against the U.S. dollar and assuming we converted RMB144.0 million into U.S. dollars, our U.S. dollar cash balance for the RMB 144.0 million would have decreased to $18.3 million.

As of December 31, 2024, we had RMB-denominated cash and cash equivalents of RMB 123.0 million ($17.1 million). If the RMB had depreciated by 10% against the U.S. dollar and assuming we converted RMB 123.0 million into U.S. dollars, our U.S. dollar cash balance for the RMB 123.0 million would have decreased to $15.4 million.

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

Currencies included in Cash and Cash Equivalents, Short Term Investments and Restricted Cash

The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents, short term investments and restricted cash on our balance sheets as of December 31, 2020, 2021, 2022, 2023 and 2024:

	As of December 31
Currencies included in cash and cash equivalents, short term investments and long term investments	2020	2021	2022	2023	2024
	(in thousands of U.S. dollars)
United States dollars	$184,060	$123,827	$126,998	$124,208	$16,132
Chinese renminbi	28,686	77,703	43,331	20,345	17,109
Hong Kong dollars	449	36	34	34	34

Total $ equivalent	$213,195	$201,566	$170,363	$144,587	$33,275

For more information on impact of foreign currency fluctuations, see “Item 5. Operating And Financial Review And Prospects—Impact of Foreign Currency Fluctuations.”

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and long term investment are subject to interest rate changes. As of December 31, 2021, 2022, 2023 and 2024, we did not hold any term deposits. Our interest income primarily consists of interest earned on cash at banks and short-term deposits, which fluctuates with changes in market interest rates.

The loans we obtained are at floating interest rates based on the relevant basic interest rates issued by PBOC, which may change from time to time. We have not used any derivative financial instruments to manage the interest rate risk exposure. We may be exposed to significant risks due to changes in interest rates. If the interest rates increase, our future interest expense will increase accordingly.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

In December 2021, our Board of directors adopted a rights agreement, dated as of December 13, 2021 (the “Rights Agreement”), designed to protect the interests of the Company and its shareholders by reducing the likelihood that any person or group would gain control of the Company through open market accumulation or other tactics without paying an appropriate control premium. The Rights Agreement provided, among other things, that when triggered, each holder of a right would be entitled to purchase from the Company one Share, for $60.

Subsequently, in January 2022, our Board of directors approved an amendment to the Rights Agreement. The primary modification was to add the defined term “Exempt Person” for the purpose of providing a limited exemption to each of IAT and IsZo from the definition of “Acquiring Person” under the Rights Agreement.

Thereafter, in April 2023, our Board of directors approved a second amendment to the Rights Agreement. This amendment further redefined “Acquiring Person” so investors exceeding 10% ownership will not trigger rights plan if ownership results solely from circumstances thereunder.

None of the modifications to the Rights Agreement described above provided for any material differences in the rights of security holders as against the Company. The Rights Agreement, as amended, has expired on December 13, 2023, in the absence of any Board action to extend its term.

Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain of our employees. The term “disclosure controls and procedures,” as defined in Rules13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2021, 2022, 2023 and 2024, our disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Annual Report on Internal Control over Financial Reporting” section below. However, we performed adequate analyses and procedures, including among other things, transaction reviews and account reconciliations, in order to provide assurance that our consolidated financial statements included in this annual report were prepared in accordance with U.S. GAAP and present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such terms are defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii)provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Any system of internal control, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management assessed our internal control over financial reporting as of December 31, 2021, 2022, 2023 and 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control-Integrated Framework (2013).” The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of December 31, 2021, 2022, 2023 and 2024 was not effective because of the following material weaknesses:

1.

Lack of effective monitoring activities to assess the design and operating effectiveness of internal controls over financial reporting. Specifically, management has not implemented an ongoing or separate evaluation process, including a formal management self-assessment program. The absence of such monitoring mechanisms limited our ability to identify and remediate control deficiencies on a timely basis.

2.

Lack of regular reviews or updates of our internal control policies, procedures, and risk assessments. This lack of periodic reassessment limited our ability to respond to changes in business operations and external conditions, thereby affecting the design and implementation of effective control activities in accordance with the COSO framework.

3.

Lack of comprehensive control matrix documenting key controls, control owners, associated risks, and related financial statement assertions. The absence of such documentation impairs our ability to communicate control responsibilities clearly, monitor performance, and demonstrate the relationship between identified risks and corresponding control activities across the organization.

4.

Lack of U.S. GAAP expertise. Although our accounting personnel are professional and experienced in accounting requirements and procedures generally accepted in the PRC, they do not have sufficient knowledge, experience and training in maintaining our books and records and preparing financial statements in accordance with U.S. GAAP. The staff needs additional training to become experienced in U.S. GAAP-based reporting, including the skills of U.S. GAAP-based period end closing, consolidation of financial statements, and U.S. GAAP conversion.

As previously disclosed in the Company’s filing with the SEC, the material weaknesses described above were primarily resulted from significant organizational and governance disruptions during the period from 2021 to 2024. These disruptions were caused by prolonged disputes among former shareholders and management, which created a challenging control environment. A settlement was only reached in 2024, after which a new management team was appointed. The current management team has had to dedicate significant time and resources to stabilizing the Company and resolving ongoing litigation matters. As a result, internal control testing and implementation of proper controls could not be effectively conducted during the affected years. These conditions contributed to the material weaknesses noted above and delayed the establishment of a robust internal control framework.

In order to address the above material weaknesses, our management plans to take the following steps:

•	We will develop and implement a formal internal control self-assessment program to periodically evaluate the effectiveness of key controls.

•	We will establish a structured risk assessment process, which will include periodic updates to internal control policies and procedures to reflect changes in the business environment.

•

We will prepare a comprehensive control matrix to document key controls, associated risks, control owners, and financial statement assertions. We will enhance training and communication regarding control responsibilities across departments.

•

We will also enhance the technical accounting knowledge of our finance personnel through U.S. GAAP training programs and by hiring or engaging qualified individuals with relevant expertise. In addition, we will develop the internal review procedures for deferred tax computations to reduce reliance on external consultants and to strengthen internal validation controls.

The Company believes the foregoing measures will remediate the identified material weaknesses in future periods. The Company is committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate.

However, giving full consideration to the material weaknesses described above, our Chief Executive Officer and Chief Financial Officer performed adequate analyses and procedures, including among other things, transaction reviews and account reconciliations, in order to provide assurance that our consolidated financial statements included in this annual report were prepared in accordance with U.S. GAAP and present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S.GAAP.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2021, 2022, 2023 and 2024 has been audited by MRI Moores Rowland LLP, an independent registered public accounting firm. The related report to our shareholders and our Board of Directors appears on the next page of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nam Tai Property Inc.

Adverse Opinion on Internal Control Over Financial Reporting

We have audited Nam Tai Property Inc.’s and Subsidiaries (the Company’s) internal control over financial reporting as of December 31, 2021, 2022, 2023 and 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, 2022, 2023 and 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated balance sheets as of December 31, 2021, 2022, 2023 and 2024, and the related consolidated statements of comprehensive income/(loss), shareholders’ equity and cash flows for each of the four years in the period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). Our report dated January 29, 2026, expressed an unqualified opinion.

We considered the material weaknesses described in the Basis for Adverse Opinion on Internal Control Over Financial Reporting section in determining the nature, timing, and extent of audit procedures applied in our audit of the financial statements years ended December 31, 2021, 2022, 2023 and 2024, and this report does not affect such report on the financial statements.

Basis for Adverse Opinion on Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented, or detected and corrected, on a timely basis. The following material weaknesses have been identified primarily resulting from significant organizational and governance disruptions caused by prolonged disputes among former shareholders and management during the period from 2021 to 2024 and included in the accompanying Management’s Report. Due to these circumstances, the Company could not establish an appropriate evaluation process to assess the design and operating effectiveness of internal control over financial reporting and maintain adequate control matrix documentation. Consequently, we were unable to perform timely internal control testing for the relevant reporting years in connection with our audit.

1.	Deficiency in the Monitoring Activities Component

Management had not established an ongoing or separate evaluation process to assess the design and operating effectiveness of internal control over financial reporting. The absence of a formal management self-assessment process indicated insufficient monitoring activities as defined under the COSO framework. This deficiency limited management’s ability to identify and remediate control deficiencies in a timely manner.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Basis for Adverse Opinion on Internal Control Over Financial Reporting (Continued)

2.	Deficiency in the Risk Assessment and Control Activities Components

The Company did not perform regular reviews or updates of its internal control policies, procedures, and risk assessments. Without periodic reassessment of internal and external risks, management could not ensure that existing controls remain relevant and responsive to changing business conditions. This deficiency weakened the Company’s ability to design and implement effective control activities consistent with the COSO framework.

3.	Deficiency in the Information and Communication Component

The Company had not maintained a comprehensive control matrix documenting key controls, risks, control owners, and related financial statement assertions. The absence of such documentation impaired management’s ability to communicate responsibilities, monitor control performance, and demonstrate linkage between risks and controls. This deficiency reduced transparency and hindered consistent application of controls across the organization.

4.	Deficiency in the Control Environment and Control Activities Components

Accounting personnel lack sufficient knowledge and training in U.S. GAAP requirements. This competency gap affected the Company’s ability to prepare reliable financial statements and execute control activities effectively. The deficiency reflected a weakness in the control environment, specifically in management’s commitment to competence, and increased the risk of material misstatements in financial reporting.

We conducted our audit in accordance with the standards of the PCAOB. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for Internal Control Over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

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

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ MRI MOORES ROWLAND LLP

MRI MOORES ROWLAND LLP

Public Accountants and Chartered Accountants

Singapore, January 29, 2026

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal years ended December 31, 2021, 2022, 2023 and 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Michael Cricenti, a member of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Michael Cricenti satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934.

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

Moore CPA Limited (formerly Moore Stephens CPA Limited) (“Moore”), had served as our independent registered public accounting firm for the year ended December 31, 2020, and MRI has served as our independent registered public accounting firm for the years ended December 31, 2021, 2022, 2023 and 2024, for which audited consolidated financial statements appeared in this Report. Each year, our audit committee selects our independent registered public accounting firm and our Board of Directors annually directs us to submit the selection of our independent registered public accounting firm for ratification by shareholders at our annual meeting of shareholders. MRI has been selected by our audit committee as our independent registered public accounting firm starting from 2025. As proposed by our Board of Directors at the annual general meeting of shareholders held in 2025, we ratified MRI as our independent registered public accounting firm starting from 2025.

The following table presents the aggregate fees for professional services and other services rendered by Moore and MRI to us in 2020, 2021, 2022, 2023 and 2024.

	Year ended December 31
	2020	2021	2022	2023	2024
	(in thousands of U.S. dollars)
Audit Fees(1)	$187	$300	$300	$300	$325
Tax Fees(2)	—		—

Total	$187	$300	$300	$300	$325

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

Audit Committee Pre-approval Policies and Procedures

Our audit committee is responsible, among other matters, for the oversight of the independent registered public accounting firm subject to the relevant regulations of the SEC and the applicable national securities exchange. Our audit committee has adopted a policy (the “Policy”), regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm.

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

During 2021, 2022, 2023 and 2024, all of the total audit fees, audit-related fees, tax fees and all other fees were approved by our audit committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 28, 2025, we engaged MRI as the Company’s independent registered public accounting firm, in connection with the audits of our consolidated financial statements for 2021, 2022, 2023 and 2024. MRI succeeds Moore, our former independent registered public accounting firm who resigned on November 30, 2021. The change of the Company’s independent registered public accounting firm was approved by the Audit Committee and the Board of Directors of the Company.

Due to the Shareholders Dispute which remained unsolved as of the date of Moore’s resignation, the Company was late in filing its annual report on Form 20-F for 2021, 2022, 2023 and 2024.

Moore’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2019 and 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. The audit report for the year ended December 31, 2020 included an emphasis of the matter paragraph regarding material uncertainty related to going concern. During the audit for the years ended December 31, 2019 and 2020, and through November 30, 2021 when the client-auditor relationship with Moore was terminated, there was no disagreement, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to that Item, between the Company and Moore on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Moore, would have caused Moore to make reference to the subject matter of the disagreement in connection with its reports on the consolidated financial statements for the years ended December 31, 2019 and 2020. During 2019 and 2020, and through November 30, 2021 when the client-auditor relationship with Moore was terminated, there were no “reportable events” as that term is described below in accordance with Item 16F(a)(1)(v) of Form 20-F, other than as disclosed above.

The Company has provided Moore with a copy of the foregoing disclosures and has requested that Moore review such disclosures and provide a letter addressed to the SEC as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 15.2 is a copy of Moore’s letter addressed to the SEC relating to the statements made by the Company in this Report. Our first notice of change of auditor dated January 21, 2022; and the resignation of Moore effective November 30, 2021 were previously filed by Registrant on Form 6-K on January 21, 2022.

Our Audit Committee solicited proposals from other accounting firms and conducted an evaluation process in connection with the selection of our independent auditor for the fiscal years 2021, 2022, 2023 and 2024. After careful consideration, our Audit Committee recommended, and our Board of Directors approved, the appointment of MRI as our independent auditor. The appointment took effect on March 28, 2025 as ratified by the 2025 annual general meeting of shareholders.

In 2019 and 2020 and the subsequent years prior to engaging MRI, neither we nor anyone on our behalf consulted with MRI with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided by MRI to us that MRI concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16G.	CORPORATE GOVERNANCE

As a BVI exempted company previously listed on the NYSE Stock Exchange, we were subject to NYSE corporate governance listing standards. Our common shares have been quoted on the OTC Expert Market initially under the symbol “NTPIF” since the NYSE suspended the trading of our common shares on November 17, 2022. On December 5, 2022, we were delisted from the NYSE when the staff of the NYSE Stock Exchange filed a Form 25 Notification of Delisting.

We are committed to upholding the high standards of business ethics and conducting business in accordance with all applicable laws, rules and regulations. Our corporate governance policies are designed to protect the interests of our shareholders and promote responsible business practices and corporate citizenship. Our Code of Business Conduct and other corporate governance documents are accessible on our website at https://www.namtai.com/governance/index.html.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J.	INSIDER TRADING POLICIES
We have adopted insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of Amended and Restated Insider Trading and Employee Selling/Buying Securities Guidelines is attached as an exhibit to this annual report.

Item 16K.	Cybersecurity
Risk Management and Strategy
As of the date of this annual report, the Company has not identified any material cybersecurity incidents or threats that have materially affected, or are reasonably likely to materially affect, its business operations, financial condition, or strategic objectives. Our cybersecurity risk management program is designed to align with industry practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed and services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for (i) assessing the severity of a cybersecurity threat, (ii) identifying the source of a cybersecurity threat (including whether the cybersecurity threat is associated with a third-party service provider), (iii) implementing cybersecurity countermeasures and mitigation strategies and (iv) informing management of material cybersecurity threats and incidents. Our cybersecurity team also engages third-party security experts for risk assessment and system enhancements. In addition, our cybersecurity team provides training annually.
Governance
Our Board of directors is responsible for overseeing risks related to cybersecurity. Our Board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on an annually basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.
Our management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.
From 2021 to 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business — Failure to maintain the security of our information and technology networks, including personally identifiable and customer information, as well as uncertainties with respect to the interpretation and implementation of cybersecurity review procedures and proprietary business information, could significantly adversely affect us.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Nam Tai Property Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Exhibit

1.1	Amended and Restated Memorandum and Articles of Association, dated March 26, 2025 (incorporated by reference to Exhibit 3.1 to the Company’s Form 6-K furnished to the SEC on April 10, 2025).

2.1	Form of Certificate for Shares of Nam Tai Property Inc. (incorporated by reference to Exhibit 2.1 to the Company’s annual report on Form 20-F (File No. 001-31583) filed with the SEC on March 23, 2020).

2.2	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934. (incorporated by reference to Exhibit 2.2 to the Company’s annual report on Form 20-F (File No. 001-31583) filed with the SEC on March 23, 2020).

4.1	2016 Stock Option Plan of Nam Tai Property Inc., adopted April 22, 2016 and approved on June 3, 2016 (incorporated by reference to Annex A of Company’s Form 6-K furnished to the SEC on May 5, 2016).

4.2	2017 Stock Option Plan of Nam Tai Property Inc., adopted April 28, 2017 and approved on June 3, 2017 (incorporated by reference to Annex A of Company’s Form 6-K furnished to the SEC on May 2, 2017).

4.3*	Long-Term Incentive Plan adopted on November 8, 2022, as amended on February 27, 2023 and amended and restated on October 23, 2024

8.1*	List of Significant Subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

11.2*	Amended and Restated Insider Trading and Employee Selling/Buying Securities Guidelines

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm—MRI.

15.2*	Consent of Independent Registered Public Accounting Firm—Moore.

15.3*	Consent of JunHe LLP

97*	Clawback policy

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: January 29, 2026

NAM TAI PROPERTY INC.

By:	/s/ Bo Hu
Name:	Bo Hu
Title:	Director and Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nam Tai Property Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Nam Tai Property Inc. and Subsidiaries (the Company) as of December 31, 2024, 2023, 2022 and 2021, the related consolidated statements of comprehensive income/(loss), shareholders’ equity, and cash flows for each of the four years in the period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). Our audits also included the financial statement schedules in Schedule 1. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the four years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, 2023, 2022 and 2021, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 29, 2026, expressed an adverse opinion.
Basis for Opinion
These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements and financial statement schedules based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Company has net current liabilities of approximately $9 million as at December 31, 2024, that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter is also described in Note 2(b) to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nam Tai Property Inc.
Emphasis of Matter – Legal Proceedings
As discussed in Note 21 to the consolidated financial statements, the Company is currently a defendant in several ongoing legal proceedings. The ultimate outcomes of these matters cannot presently be determined, and management has not recorded any provisions for estimated losses because such outcomes are not considered probable and reasonably estimable. The consolidated financial statements include disclosures regarding the nature and potential financial impact of these proceedings. Our opinion is not modified with respect to this matter.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current periods audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment of long-lived assets
Description of the Matter
As described in Note 2 and Note 3 to the consolidated financial statements, impairment loss of $31 million, $30 million and $3 million have been recognized as a result of management’s assessment on impairment for the years ended December 31, 2021, 2022 and 2024, respectively. The Company had real estate properties under development, real estate properties held for lease, right of use assets and property, plant and equipment totaling $548 million, $477 million, $404 million and $396 million as of December 31 2021, 2022, 2023 and 2024, respectively. These long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying value of these long-lived assets may not be recoverable. When such conditions exist, the Company performs a recoverability analysis to determine if the estimated undiscounted future cash flows or fair value of respective long-lived assets exceed the carrying value of these long-lived assets. The determination of the recoverable amounts includes significant estimates which are highly sensitive and depend upon key assumptions including future occupancy rates, market rates, future economic environment and timing of projected future cash flows.
We identified impairment of long-lived assets is a critical audit matter due to the significant estimates made by management in determining the recoverable amounts of the Company’s long-lived assets, which are highly sensitive. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, related to the future occupancy rates, market rates, future economic environment and timing of projected future cash flows.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nam Tai Property Inc.
How We Addressed the Matter in Our Audit
The primary procedures we performed to address this critical audit matter included the following, among others: obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over management’s process for the determination of recoverable amounts of the Company’s long-lived assets, and the related assessment of the impairment of long-lived assets. These procedures also included, among others, (i) testing management’s process for determining the recoverable amounts of the Company’s long-lived assets; (ii) evaluating the appropriateness of the methodology used in the impairment models; (iii) evaluating the significant assumptions used by management in determining future cash flows, including future occupancy rates, market rates, future economic environment and timing of projected future cash flows. Evaluating the reasonableness of management’s assumptions involved (a) comparing significant assumptions (including management assessment of future occupancy rates and market rates) to actual past performance, external data and benchmarks; and (b) performing sensitivity analysis of significant assumptions to evaluate the changes in the undiscounted cash flows of the related long-lived assets that would result from changes in the assumptions.
Revenue recognition on sales-type leases with repurchase right (put option)
Critical Audit Matter Description
As described in Note 2 to the consolidated financial statements, the Company entered into sales-type lease arrangements that include a repurchase right (put option) granted to lessees. Under these arrangements, lessees are entitled to sell the property back to the Company within a specific period at a predetermined repurchase price. During the financial year 2024, the Company entered into settlement arrangements with lessees holding such repurchase rights (put option), which include the sale of those rights to the Company. For the financial year ended December 31, 2024, the Company recognized revenue of $5 million in respect of sales-type lease arrangements for which repurchase right sold to the Company. The Company’s accounting policies for revenue recognition related to these arrangements are set out in Note 2 to the consolidated financial statements.
We identified the revenue recognition on sales-type leases with repurchase right (put option) is a critical audit matter due to significant judgement made by management in estimating the lessees’ significant economic incentive to exercise the option. This management’s judgement in turn led to a high degree of auditor judgement, subjectivity, an effort in planning and performing procedures and evaluating audit evidence relating to management’s estimation.
How We Addressed the Matter in Our Audit
The primary procedures we performed to address this critical audit matter included the following, among others, (i) obtaining an understanding of the put options and their accounting treatment (ii) evaluating the management’s assessment of whether the lessees have significant economic incentive to exercise such options (iii) testing, on a sample basis, the measure and timing of revenue recognized as operating lease income and sales-type lease income. These procedures included verifying the validity of lease arrangements, the amounts invoiced, and subsequent agreement on sale of the repurchase right to Company.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nam Tai Property Inc.
Going concern
Description of the Matter
As discussed in Note 2(b) to the consolidated financial statements, as of December 31, 2024, the Company had net current liabilities of approximately $9 million, which indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to generate sufficient cash flows to meet its short-term operating needs and repay its outstanding loans depends on obtaining additional external financing, accelerating leasing activities at Nam Tai Inno Park, clearing the inventory at Nam Tai • Longxi, and disposing of the Nam Tai Wuxi property.
Management has evaluated the circumstances and noted that the historical liquidity challenges arising from the voided 2020 PIPE and related matters, as described in Note 15(b), have been resolved. Management believes that, through the completed external refinancings as disclosed in Notes 21(1), (3), and (4), and the disposal of the Nam Tai Wuxi property as disclosed in Note 21(2), the Company would be able to meet its cash requirements for at least the 12 months following the issuance date of these consolidated financial statements.
We identified the Company’s ability to continue as a going concern is a critical audit matter due to the significant assumptions and judgements made by management in estimating future cash flows, which are subject to high degree of uncertainty.
How We Addressed the Matter in Our Audit
The primary procedures we performed to address this critical audit matter included the following, among others, (i) identifying the conditions and events that indicate substantial doubt about the Company’s ability to continue as a going concern; (ii) evaluating management’s cash flow forecasts, including projected revenue, operating expenses, and financing plans, to assess whether the Company has sufficient liquidity to meet its obligations for at least twelve months from the date of issuance of the consolidated financial statements; and (iii) assessing the adequacy of the related presentation and disclosures in the consolidated financial statements regarding the existence of substantial doubt about the Company’s ability to continue as a going concern.

/S/ MRI MOORES ROWLAND LLP

MRI MOORES ROWLAND LLP
Public Accountants and Chartered Accountants
We have served as the Company’s auditor since 2025
Singapore, January 29, 2026
PCAOB ID : 06955

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of
Nam Tai Property Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Nam Tai Property Inc. and subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). Our audits also included the financial statement schedules in Schedule 1. In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
Basis for Opinion
These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements and financial statement schedules based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States) (PCAOB).
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
/S/ Moore Stephens CPA Limited
Certified Public Accountants
We have served as the Company’s auditor from 2009 to 2021.
Hong Kong
April 13, 2021

NAM TAI PROPERTY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2019	2020	2021	2022	2023	2024
Revenue	17&18	$2,965	$71,206	$62,362	$50,088	$83,205	$29,185
Cost of revenue		(1,356)	(27,381)	(24,888)	(30,063)	(76,960)	(16,661)

Gross profit		1,609	43,825	37,474	20,025	6,245	12,524

Expenses
General and administrative expenses		(12,484)	(15,923)	(21,075)	(31,938)	(45,326)	(30,244)
Selling and marketing expenses		(6,460)	(6,998)	(6,199)	(3,800)	(3,016)	(1,819)

Total operating expenses		(18,944)	(22,921)	(27,274)	(35,738)	(48,342)	(32,063)

Net (loss) income from operations		(17,335)	20,904	10,200	(15,713)	(42,097)	(19,539)

Other (expense) income, net	13	(253)	42	(49,700)	(34,812)	(7,963)	63,680
Interest income		2,357	1,326	382	186	85	49

(Loss) income before income tax		(15,231)	22,272	(39,118)	(50,339)	(49,975)	44,190
Income tax benefit (expense)	14	2,040	(6,579)	(14,315)	(2,525)	(473)	(15,044)

Consolidated net (loss) income		(13,191)	15,693	(53,433)	(52,864)	(50,448)	29,146
Foreign currency translation adjustment		(3,136)	13,597	5,485	(20,398)	(3,048)	13,549
Other comprehensive (loss) income		(3,136)	13,597	5,485	(20,398)	(3,048)	13,549

Consolidated comprehensive (loss) income		$(16,327)	$29,290	$(47,948)	$(73,262)	$(53,496)	$42,695

Basic (loss) earnings per share	11	$(0.34)	$0.40	$(1.36)	$(1.34)	$(0.97)	$0.50

Diluted (loss) earnings per share	11	$(0.34)	$0.40	$(1.36)	$(1.34)	$(0.97)	$0.49

F-
7

NAM TAI PROPERTY INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share data)

			December 31,
	Notes		2020	2021	2022	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	2	(c)	$60,980	$56,791	$21,632	$8,337	$26,861
Restricted cash	2	(c)	2,065	112,369	116,325	105,454	6,414
Short term investments	2	(d)	150,150	32,406	32,406	30,796	—
Rental deposits			156	—	18	—	—
Accounts receivable			3,965	5,321	5,783	5,894	6,058
Real estate properties under development, net	3		121,693	167,869	—	—	—
Real estate properties held for sales-type lease and held for sale			31,558	—	128,929	59,149	52,552
Prepaid expenses and other receivables			7,141	10,886	14,088	18,733	14,492

Total current assets			377,708	385,642	319,181	228,363	106,377
Rental deposits			287	290	88	87	—
Real estate properties under development, net	3		190,492	184,603	174,692	180,514	191,549
Property, plant and equipment, net	4		26,568	25,475	21,718	20,447	16,256
Real estate properties held for lease, net	5		92,207	170,422	151,598	143,692	135,428
Right of use assets	16		9,695	92	37	—	—
Deferred income tax assets	14		4,154	28	369	1,038	2,114
Other assets			99	2,625	2,406	2,366	1,885

Total assets			$701,210	$769,177	$670,089	$576,507	$453,609

LIABILITIES AND EQUIT Y
Current liabilities:
Short term third party loans	9		$—	$—	$—	$6,243	$7,649
Current portion of long term bank loans	9		122,883	5,224	15,762	18,157	27,860
Accounts payable			61,559	73,379	49,351	32,975	31,629
Rental deposits from customers			1,498	778	1,138	1,699	2,465
Accrued expenses and other payables			30,136	31,498	38,486	190,077	22,152
Advance from customers	8	(a)	69,722	7,409	6,953	5,598	16,026
Contract liabilities	8	(b)	—	59,503	54,046	1,809	7,556
Amount due to a shareholder	20		146,869	146,869	146,869	—	—
Amount due to a related company	20		161	554	1,801	—	—
Current portion of lease liabilities	16		1,064	700	361	372	—

Total current liabilities			433,892	325,914	314,767	256,930	115,337
Long term bank loans	9		—	179,542	148,818	128,138	106,803
Long term rental deposits			300	3,125	2,860	2,397	1,825
Financial lease payable			19	17	8	6	4
Other payable	2	( m )	—	30,034	28,807	29,674	23,130
Deferred income tax liabilities	14		8,927	19,314	17,443	16,877	16,342
Amount due to shareholders	20		—	—	19,950	16,159	17,836
Noncurrent portion of lease liabilities	16		9,244	8,506	2,598	2,182	—

Total liabilities			452,382	566,452	535,251	452,363	281,277

Commitments and contingencies (Note 15)
Equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 39,197,991, 39,347,991, 40,547,379, 58,334,115 and 60,203,214 shares as at December 31, 2020, 2021, 2022, 2023 and 2024, respectively)	10		392	393	405	584	602
Additional paid-in capital			265,084	266,928	272,291	314,914	320,389
Accumulated deficit			(10,822)	(64,255)	(117,119)	(167,567)	(138,421)
Accumulated other comprehensive loss			(5,826)	(341)	(20,739)	(23,787)	(10,238)

Total shareholders’ equity			248,828	202,725	134,838	124,144	172,332

Total liabilities and equity			$701,210	$769,177	$670,089	$576,507	$453,609

F-
8

NAM TAI PROPERTY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2019	38,186,991	382	257,125	(13,329)	(16,287)	227,891
Shares issued on exercise of options	445,000	4	2,631	—	—	2,635
Stock-based compensation expenses	—	—	539	—	—	539
Net loss	—	—	—	(13,191)	—	(13,191)
Foreign currency translation adjustments	—	—	—	—	(3,136)	(3,136)

Balance at December 31, 2019	38,631,991	$386	$260,295	$(26,520)	$(19,423)	$214,738

Shares issued on exercise of options	566,000	6	3,787	—	—	3,793
Stock-based compensation expenses	—	—	1,002	—	—	1,002
Net income	—	—	—	15,693	—	15,693
Foreign currency translation adjustments	—	—	—	—	13,597	13,597
Others	—	—	—	5	—	5

Balance at December 31, 2020	39,197,991	$392	$265,084	$(10,822)	$(5,826)	$248,828

Shares issued on exercise of options	150,000	1	1,411	—	—	1,412
Stock-based compensation expenses	—	—	433	—	—	433
Net loss	—	—	—	(53,433)	—	(53,433)
Foreign currency translation adjustments	—	—	—	—	5,485	5,485
Others	—	—	—	—	—	—

Balance at December 31, 2021	39,347,991	$393	$266,928	$(64,255)	$(341)	$202,725

Shares issued on equity awards	1,199,388	12	5,150	—	—	5,162
Stock-based compensation expenses	—	—	213	—	—	213
Net loss	—	—	—	(52,864)	—	(52,864)
Foreign currency translation adjustments	—	—	—	—	(20,398)	(20,398)
Others	—	—	—	—	—	—

Balance at December 31, 2022	40,547,379	$405	$272,291	$(117,119)	$(20,739)	$134,838

Shares issued on private placement and equity awards	17,786,736	179	42,522	—	—	42,701
Stock-based compensation expenses	—	—	101	—	—	101
Net loss	—	—	—	(50,448)	—	(50,448)
Foreign currency translation adjustments	—	—	—	—	(3,048)	(3,048)
Others	—	—	—	—	—	—

Balance at December 31, 2023	58,334,115	$584	$314,914	$(167,567)	$(23,787)	$124,144

Shares issued on equity awards	1,869,099	18	5,475	—	—	5,493
Stock-based compensation expenses	—	—	—	—	—	—
Net income	—	—	—	29,146	—	29,146
Foreign currency translation adjustments	—	—	—	—	13,549	13,549
Others	—	—	—	—	—	—

Balance at December 31, 2024	60,203,214	$602	$320,389	$(138,421)	$(10,238)	$172,332

F-
9

NAM TAI PROPERTY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31,
	2019	2020	2021	2022	2023	2024
Cash flows from operating activities:
Consolidated net (loss) income	$(13,191)	$15,693	$(53,433)	$(52,864)	$(50,448)	$29,146
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,509	2,349	5,192	5,254	4,824	4,683
Amortization of right-of-use asset	476	1,801	1,570	1,521	525	264
Gain on disposal of property, plant and equipment	(130)	—	—	—	—	—
Impairment on short-term investment	—	—	13,588	—	—	—
Impairment on real estate properties under development	—	—	22,437	—	—	—
Impairment on right of use assets	—	—	8,656	—	—	—
Impairment on real estate properties held for sale	—	—	—	29,533	—	—
Impairment on property, plant and equipment	—	—	—	—	—	3,404
Gain on lease termination	—	—	—	(5,053)	—	(2,360)
Share-based compensation expenses	539	809	391	5,375	21,517	6,241
Unrealized exchange (gain) loss	516	(85)	240	(205)	40	(263)
Deferred income taxes	(2,011)	6,784	14,513	(2,212)	(1,235)	(1,611)
Interest paid	—	—	(4,306)	(5,892)	(4,200)	(5,197)
Changes in current assets and liabilities:
Increase in accounts receivable	(806)	(2,933)	(1,356)	(462)	(112)	(164)
(Increase) decrease in prepaid expenses and other receivables	(1,454)	2,197	(6,272)	(2,982)	(4,607)	4,719
(Increase) decrease in rental deposits paid out as leasee	(88)	(200)	153	184	19	87
(Increase) decrease in real estate properties under development	(132,077)	(161,818)	(32,432)	34,073	67,941	(59)
Increase (decrease) in accrued expenses and other payables	1,785	512	35,394	9,524	156,175	(170,281)
Increase (decrease) in accounts payable	—	2,261	(68,378)	(24,028)	(16,376)	(1,346)
Decrease in lease liabilities	(406)	(1,305)	(1,476)	(532)	(405)	(194)
Increase (decrease) in advance from customers	67,387	2,080	(62,313)	(456)	(1,355)	10,428
Increase in rental deposits from customers	192	1,277	2,105	95	98	194
Increase (decrease) in contract liabilities	—	—	59,503	(5,457)	(52,237)	5,747
Increase (decrease) in amount due to shareholders and other related companies	—	161	393	2,447	(152,461)	1,677

Total adjustments	(64,568)	(146,110)	(12,398)	40,727	18,151	(144,031)

Net cash used in operating activities	$(77,759)	$(130,417)	$(65,831)	$(12,137)	$(32,297)	$(114,885)

Cash flows from investing activities:
Purchase of property, plant and equipment	(864)	(449)	(575)	—	—	—
Proceeds from disposal of property, plant and equipment and other assets	181	—	—	—	—	—
Redemption of marketable securities	7,580	—	—	—	—	—
Maturities of fixed deposits over three months	39,322	2,166	—	—	—	—
(Increase) decrease in short term investment	—	(150,150)	104,156	—	1,610	30,796

Net cash provided by (used in) investing activities	$46,219	$(148,433)	$103,581	$—	$1,610	$30,796

Cash flows from financing activities:
Repayment of bank and other loans	(193)	(54,869)	(30,905)	(4,964)	(15,572)	(32,723)
Proceeds from bank and other loans	97,980	72,337	89,140	—	6,274	24,744
Proceeds from shareholder loans	—	—	—	18,750	—	—
Debt issuance cost	(487)	—	—	—	—	—
Increase (decrease) in finance lease payable	—	6	(2)	(9)	(2)	(2)
Proceeds from shares issued on private placement	—	—	—	—	21,283	—
Proceeds from shares issued on exercise of options	2,635	3,793	1,412	—	—	—
Amounts due to a shareholder and an investor	—	170,690	—	—	—	—

Net cash (used in) provided by financing activities	$99,935	$191,957	$59,645	$13,777	$11,983	$(7,981)

Net (decrease) increase in cash and cash equivalents and restricted cash	$68,395	$(86,893)	$97,395	$1,640	$(18,704)	$(92,070)
Cash and cash equivalents and restricted cash at beginning of year	62,919	130,218	63,045	169,160	137,957	113,791
Effect of exchange rate changes on cash and cash equivalents	(1,096)	19,720	8,720	(32,843)	(5,462)	11,554

Cash and cash equivalents and restricted cash at end of year	$130,218	$63,045	$169,160	$137,957	$113,791	$33,275

Supplemental schedule of cash flow information:
Cash paid for amounts included in the measurement of lease liabilities	$(406)	$(1,305)	$(1,476)	$(532)	$(405)	$(194)
Non-cash investing activities:
Increase (decrease) in construction in progress funded through accounts payable	$1,279	$26,470	$16,177	$(19,339)	$(1,504)	$(20)
Interest paid	(67)	(321)	(5,847)	(8,788)	(8,252)	(9,685)
Share-based compensation expenses	539	809	391	5,375	21,517	6,241

NAM TAI PROPERTY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands and millions of U.S. dollars, except share and per share data)

1.	Company Information
Nam Tai Property Inc. is a British Virgin Islands–incorporated company with roots dating back to its founding in Hong Kong in 1975. Originally engaged in manufacturing, the Company pivoted in April 2014 to focus on industrial real-estate development and operations. Today, it is primarily an owner, developer, and operator of high-quality technology and industrial parks in Mainland China’s Greater Bay Area. The Company uses the term “Mainland China” (or “PRC”) in its disclosures to refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region.
The Company’s core portfolio includes Nam Tai Inno Park in Guangming District, Shenzhen, as well as Nam Tai Technology Center and Nam Tai Inno Valley in Bao’an District, Shenzhen. These projects are designed to foster next-generation industrial ecosystems that integrate production, office, commercial, incubation and service spaces.
Over the past four years, the Company has faced significant challenges, including board disputes, strategic transitions and legacy management issues. The Company has incurred significant legal and operational costs stemming from its lengthy legacy battle. The Company continues to allocate resources to overcome operational issues arising from above challenges. Looking ahead, the Company’s strategy is to generate sustainable, long-term value by enhancing its existing property portfolio and pursuing strategic opportunities, particularly in high-tech sectors and investments related to the industrial-property ecosystem. The Company’s future success will depend on (1) re-exercising disciplined cost management to drive profit, and (2) effective execution of its development and value-add business plans.

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
As of December 31, 2024, the Company had net current liabilities of approximately $9 million, which indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to generate sufficient cash flows to meet its short-term operating needs and repay its outstanding loans depends on obtaining additional external financing, accelerating leasing activities at Nam Tai Inno Park, clearing the inventory at Nam Tai • Longxi, and disposing of the Nam Tai Wuxi property.
Management has evaluated the circumstances and noted that the historical liquidity challenges arising from the voided 2020 PIPE and related matters, as described in Note 15(b), have been resolved. Management believes that, through the completed external refinancings as disclosed in Notes 21(1), (3) and (4), and the disposal of the Nam Tai Wuxi property as disclosed in Note 21(2), the Company would be able to meet its cash requirements for at least the 12 months following the issuance date of these consolidated financial statements.

(c)	Cash and cash equivalents and restricted cash
Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition. As of December 31, 2024, 2023, 2022, 2021 and 2020, the Company had cash and cash equivalents of $26.9 million, $8.3 million, $21.6 million, $56.8 million and $61.0 million, respectively.

F-1
1

As of December 31, 2024, Restricted cash consisted of a security cash deposit of $0.7 million due to a guarantee to the bank for the repayment of the loans of our long-term rental customers, which will be gradually released as the loans are repaid, $2.2 million restricted in connection with
 the freezing orders issued by the relevant PRC courts regarding some lawsuits filed by the Company’s suppliers in the PRC and $3.5 million frozen by other restrictions.
As of December 31, 2023, Restricted cash consisted of a security cash deposit of $0.8 million due to a guarantee to the bank for the repayment of the loans of our long-term rental customers, which will be gradually released as the loans are repaid, $0.2 million restricted in connection of the freezing orders issued by the relevant PRC courts regarding some lawsuits filed by the Company’s suppliers in the PRC, $13.3 million frozen by other restrictions, and $91.2 million restricted in connection to an injunctive order imposed on the Company by the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court in March 2021, which has restricted the Company from dealing with the proceeds raised from the 2020 PIPE as described in Note 15(b).
As of December 31, 2022, Restricted cash consisted of a security cash deposit of $1.1 million due to a guarantee to the bank for the repayment of the loans of our long-term rental customers, which will be gradually released as the loans are repaid, $2.0 million restricted in connection of the freezing orders issued by the relevant PRC courts regarding some lawsuits filed by the Company’s suppliers in the PRC, $22.9 million frozen by other restrictions, and $90.3 million restricted in connection to an injunctive order imposed on the Company by the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court in March 2021, which has restricted the Company from dealing with the proceeds raised from the 2020 PIPE as described in Note 15(b).
As of December 31, 2021, Restricted cash consisted of a security cash deposit of $1.2 million due to a guarantee to the bank for the repayment of the loans of our long-term rental customers, which will be gradually released as the loans are repaid, $0.4 million restricted in connection of the freezing orders issued by the relevant PRC courts regarding some lawsuits filed by the Company’s suppliers in the PRC, $17.9 million frozen by other restrictions, and $92.9 million restricted in connection to an injunctive order imposed on the Company by the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court in March 2021, which has restricted the Company from dealing with the proceeds raised from the 2020 PIPE as described in Note 15(b).
As of December 31, 2020, Restricted cash consisted of a security cash deposit of $1.2 million due to a guarantee to the bank for the repayment of the loans of our long-term rental customers, which will be gradually released as the loans are repaid, and a security cash deposit of $0.9 million for our bank loan from Bank of China.

(d)	Short-term investments
All highly liquid investments with original maturities of greater than three months and less than 12 months are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. As of December 31, 2020, 2021, 2022, 2023 and 2024, the Company held short-term investments of $150.2 million, $32.4 million, $32.4 million
,
$30.8
million and $nil, respectively.
These investments were originally made using the proceeds from the 2020 PIPE as described in Note 15(b) into a Supply Chain Fund (the “Fund”) managed by Credit Suisse, with underlying notes insured by insurance companies rated at least “A” by Standard & Poor’s or “A2” by Moody’s.
On March 4, 2021, the Fund was terminated due to considerable valuation uncertainty affecting certain fund assets and reduced availability of insurance coverage for new investments, and was subsequently placed into liquidation. The
C
ompany redeemed a total amount of $104.5 million during 2021. In April 2021, in connection with the Company’s arbitration dispute with Greater Sail Limited (“GSL”) as described in Note 15(b), the High Court of the Hong Kong Special Administrative Region (the “Hong Kong Court”) issued a preservation order freezing the remaining funds held by the Company’s subsidiary, Triumph Commitment (Hong Kong) Limited, in the Fund and any traceable proceeds. This preservation order restricted the Company from disposing of or receiving subsequent liquidation distributions from the Fund.
Due to the Fund’s termination and liquidation and the significant uncertainty regarding the timing and amount of future recoveries, the Company recognized an impairment provision of $13.6 million against the Fund investment. The net impact of $13.3 million was charged to the statement of profit or loss in 2021.
In June 2024, UBS Group AG (into which Credit Suisse has been integrated) made a settlement offer which the Company accepted. In October 2024, the Company reached a global settlement agreement with GSL and Kaisa Group Holdings Limited as described in Note 15(b), amicably resolving all outstanding disputes, following which the Hong Kong Court’s preservation order was lifted.
Through the settlement and liquidation process, the Company has recovered a total of $136.9 million from the Fund, resulting in a total loss on the Fund investment amounts o
f
$13.1 million. As of December 31, 2024, the Company has received all proceeds from the Fund settlement and liquidation, no longer holds any receivables or investment balances related to the Fund, and all matters related to the Fund have been fully and finally resolved.

F-1
2

(e)	Accounts receivable
Accounts receivable include amounts from tenants for operating lease receivables, sales-type lease receivables, and accrued straight-line rental revenue. The allowance for doubtful accounts is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balance, and other factors that may affect the customers’ ability to pay. As of December 31, 2024, 2023, 2022, 2021 and 2020, the Company had accounts receivable of $6.1 million, $5.9 million, $5.8 million, $5.3 million and $4.0 million and no allowance was established.

(f)	Contract liabilities
Timing of revenue recognition may differ from the timing of billing and cash receipts from customers. The Company records a contract asset when revenue is recognized prior to invoicing, or a contract liability when cash is received in advance of recognizing revenue. A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets include billed and billable receivables, which are the Company’s unconditional rights to consideration other than the passage of time. Contract liabilities include cash collected in excess of revenues. Customer deposits are excluded from contract liabilities.

(g)	Real estate properties under development, net
Real estate properties under development, net are stated at the lower of cost less accumulated depreciation and impairment or fair value less selling costs.
Expenditures for land development, including cost of land use rights, deed tax, pre-development
costs and engineering costs, are capitalized and allocated to development projects. Costs are allocated to specific units within a project based on the ratio of sales area of units to the estimated total sales area.
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

(h)	Real estate properties held for sales-type lease and held for sale
Real estate properties held for sales-type lease are stated at the lower of cost less accumulated depreciation and impairment or fair value less selling costs. During 2020, the Company transferred Towers 8 to 10 of Nam Tai Inno Park, which amounted to $53.7 million, from real estate properties under development into real estate properties held for sales-type lease and recognized the cost of Towers 8 to 10 of $21.8 million. In addition, the Company recognized the cost of Tower 2 of $1.9 million.
In 2021, the Company reclassified Nam Tai Inno Park to real estate properties held for lease.
The Company determines estimated fair value primarily by discounting the estimated future cash flow relating to the asset. The factors that the Company uses include the expected pace at which the planned number of units will be leased out based on market conditions and the expected costs to be incurred in the future.

(i)	Property, plant and equipment, net
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

F-1
3

The majority of the land in Hong Kong is owned by the government of Hong Kong, which leases the land at public auction to non-governmental
entities. All of the Company’s leasehold land in Hong Kong ha
s
 leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.
All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, the Company’s land purchases in Wuxi, PRC are considered to be leasehold land and are classified as land use rights in the consolidated balance sheet. They are amortized on a straight-line basis over the respective terms of the rights to use the land.
The Company computed depreciation expenses using the straight-line method over the following estimated useful lives:

Classification	Years
Land use right	50 years
Buildings	20 years – 47 years
Machinery and equipment	4 – 5 years
Leasehold improvements	shorter of lease term or 4 years
Furniture and fixtures	4 years
Motor vehicle	4 years

(j)	Real estate properties held for lease
Real estate properties held for lease are recorded at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the real estate properties are approximately 37 years.
Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and improvements to the real estate properties held for lease are capitalized.
In accordance with ASC 360, real estate properties held for lease are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.
For the years ended December 31, 2020, 2021, 2022, 2023 and 2024, the Company did not recognize any impairment for real estate properties held for lease. The Company determines estimated fair value primarily by discounting the estimated future cash flows relating to the asset. The factors that the Company uses include the expected pace at which the planned number of units will be leased out based on market conditions and the expected costs to be incurred in the future.

F-1
4

(k)	Impairment or disposal of long-lived assets
Long-lived assets other than goodwill are included in impairment evaluations when events
or
 circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.
In 2020, the Company assessed the impairment of its long-lived assets used in Shenzhen, Dongguan, Shanghai and Wuxi by comparing undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets on December 31, 2020 were less than undiscounted cash flows and no impairment loss was recognized in 2020.
In 2021, the Company assessed the impairment of its long-lived assets used in Shenzhen, Dongguan, Shanghai and Wuxi by comparing undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets on December 31, 2021 were more than undiscounted cash flows and $22.4 million impairment loss was recognized in 2021 for long-lived assets used in Dongguan and $8.7 million impairment loss was recognized in 2021 for long-lived assets used in Tang Xi and Shanghai.
In 2022, the Company assessed the impairment of its long-lived assets used in Shenzhen, Dongguan, Shanghai and Wuxi by comparing undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets on December 31, 2022 were more than undiscounted cash flows and $29.5 million impairment loss was recognized in 2022 for long-lived assets used in Dongguan.
In 2023, the Company assessed the impairment of its long-lived assets used in Shenzhen, Dongguan, Shanghai and Wuxi by comparing undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets on December 31, 2023 were less than undiscounted cash flows and no impairment loss was recognized in 2023.
In 2024, the Company assessed the impairment of its long-lived assets used in Shenzhen, Dongguan, Shanghai and Wuxi by comparing undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets on December 31, 2024 were more than undiscounted cash flows and $3.4 million impairment loss was recognized in 2024 for long-lived assets used in Shenzhen.

(l)	Accruals and provisions for loss contingencies
The Company makes provisions for all material loss contingencies when information available prior to the issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.
For provisions or accruals related to litigation, the Company makes provisions based on information from legal counsel and the best estimation of management. The Company assesses the potential liability for the significant legal proceedings in accordance with FASB ASC 450 “
Contingencies”
. FASB ASC 450 requires a liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of the contingency may differ from the Company’s estimates. If the contingency is settled for an amount greater than the estimate, a future charge to income would result. Likewise, if the contingency is settled for an amount that is less than the Company’s estimate, a future credit to income would result.

(m)	Revenue recognition
The Company mainly generates revenue by operating the technology parks and providing property management services.
For sales-type lease income
The lease is classified as sales-type lease when it meets one of the criteria under FASB ASC 842 “Leases” below:

•	the lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

F-1
5

•	the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

•	the lease term is for the major part of the remaining economic life of the underlying asset; or

•	the present value at the beginning of the lease term of the minimum lease payments equals or exceeds substantially all of the fair value of the underlying asset.
The Company considers 75% to be the major part and over 90% to constitute substantially all of the value.
If the lease component is determined to be
a
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
For property service income
According to ASC 606 “
Revenue from Contracts with Customers
”, the realization of property service revenue can be recognized as the performance obligation is satisfied over time as services are rendered.
For sales of properties
The Company recognizes revenue from real estate sales in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised property transfers to the customer, in an amount that reflects the consideration the Company expects to receive in exchange for the property.
In addition to its standard property sales transactions, the Company recognizes revenue from the delivery of commercial units as compensation in connection with certain real estate development projects undertaken with local authorities and displaced residents. Under such arrangements, the Company may transfer commercial units in exchange for development rights (such as land use rights) or to satisfy compensation obligations. In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when control of the commercial units is transferred to the counterparty, which generally occurs upon legal handover or physical delivery. The arrangements generally qualify as contracts under ASC 606, and the obligation to deliver commercial units constitutes a distinct performance obligation. The transaction price is measured at the fair value of the consideration received, including non-monetary
consideration such as land use rights or services received, in accordance with ASC 606. Upon revenue recognition, the Company records the fair value of the consideration received as revenue and recognizes the corresponding cost of sales. While U.S. GAAP does not explicitly apply the concept of “deemed sales” used under PRC GAAP, the substance of these transactions results in revenue recognition upon transfer of control of the commercial units.
For sales-type lease with repurchase option
Certain units within Nam Tai Inno Park were sales-type leases under arrangements that included a repurchase right (put option) granted to the customer. Due to local government regulations restricting the transfer of property rights on industrial land, the dormitory units within the park cannot be sold with independent property certificates. To promote sales-type leases under these regulatory constraints, the former management team implemented a sales-type lease plan that allowed customers to return the units back to the Company within a specified period at a predetermined repurchase price.

F-1
6

A contract that includes a repurchase option is evaluated to determine whether it represents a sale, lease, or financing arrangement, depending on the relationship between the repurchase price, the original selling price, and the expected market value of the asset.
In 2021, management assessed that customers had a significant economic incentive to exercise the repurchase option, particularly given the change in market conditions. The repurchase price under these arrangements is lower than the original sales-type lease price. The time value of money is considered when comparing the repurchase price with the sales-type lease price. Accordingly, the Company determined that these arrangements should be accounted for as leases under ASC 842.
The Company continues to recognize the underlying property as an asset on its consolidated balance sheet and records lease income over time in accordance with the pattern of benefit derived from the customer’s use of the property. Consideration received from customers is recognized as other payable and rental receipt in advance. The other payable will be cleared upon settlement of the repurchase option.
During 2024, the Company’s management team negotiated settlement plans with customers who held repurchase rights. Most customers accepted revised settlement terms and entered into supplementary agreements. In addition, some customers sold the repurchase right to the Company, and the Company recognized revenue at
 $
4.99
 million in 2024.

(n)	Staff retirement plan costs
The Company’s costs related to the staff retirement plans (see Note 12) are charged to the consolidated statement of comprehensive income as incurred.

(o)	Advertising and promotion costs
Advertising and promotion costs are expensed as incurred.
For the year ended December 31, 2019, 2020, 2021, 2022, 2023, and 2024, the Company recorded advertising and promotion expenses of $3.9 million, $3.7

million, $2.76

million, $1.30

million, $1.37 million
,

a
n
d
 $0.32 m
illion, respectively
.

(p)	Income taxes
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
The functional currencies of the Company and its subsidiaries include Renminbi, U.S. dollars and the Hong Kong dollars. Effective from April 1, 2015, the Company’s subsidiaries in China changed their functional currency from U.S. dollars to Renminbi. This change was made due to the progress of the property development projects in China, causing the Company’s subsidiaries to conduct their primary operating activities in Renminbi and making the Renminbi the functional currency of the economic environment in which the entities primarily generate and expend cash.
The financial statements of all subsidiaries are translated in accordance with ASC 830 “
Foreign Currency Matters
”.

F-1
7

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
s
or Renminbi, as the case may be, at any particular rate or at all.

(r)	Earnings (loss) per share
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
The Company has two stock-based employee compensation plans, as more fully described in Note 10(b). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments is
 estimated using option-pricing models. If
an
 award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

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
In accordance with its policy, the Company reviews the estimated useful lives of its fixed assets on an ongoing basis. This review indicated that the useful lives of certain buildings at Wuxi factory were longer than the previous
l
y estimated useful lives due to the change
i
n function of these buildings. As a result, effective from February 1, 2019, the Company changed its estimates of the useful lives of these buildings in Wuxi to better reflect the estimated periods during which these assets will remain in service. The estimated useful lives of the buildings that previously averaged 20 years were increased to an average of 47 years.

(u)	Comprehensive income (loss)
Accumulated other comprehensive income (loss) represents principally foreign currency translation adjustments and is included in the consolidated statement of changes in shareholders’ equity.

(v)	Fair value measurements
The Company follows FASB ASC 820 “
Fair Value Measurements and Disclosures
” to measure its financial assets and liabilities.
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

F-
18

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
During the year ended December 31, 202
0
, the Company invested $150 million into
t
he
 Fund managed by Credit Suisse (Note 2(d)).
At the end of the accounting period, the fair value of the following assets was as follow:

At December 31,	2020				2021
	(’000)				(’000)
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Short term investments	150,150	—	—	150,150	32,406	—	—	32,406

At December 31,	2022				2023
	(’000)				(’000)
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Short term investments	32,406	—	—	32,406	30,796	—	—	30,796

At December 31,	2024
	(’000)
	Level 1	Level 2	Level 3	Total
Short term investments	—	—	—	—

The fair value of the investments is determined based on quoted price in active markets.

(w)	Leases
According to ASC 842 “Lease
s
”, lessees are required to record a right of use asset and lease liabilities for all leases other than those that
have a lease term of 12 months or less, or the amount is under the reasonable capitalization threshold established by the Company. At the lease commencement date, a lessee should measure and record the lease liability equal to the present value of scheduled lease payments discounted using the rate implicit in the lease or the lease’s incremental borrowing rate, and the right of use asset is calculated on the basis of the initial measurement of the lease liability, plus any lease payments at or before the commencement date and direct costs, minus any incentives received. Over the lease term, a lessee must amortize the right of use asset and record the interest expense on the lease liability. The recognition and classification of lease expenses depend on the classification of the lease as either operating or finance.
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
a
 sales-type lease, the leased asset should be derecognized and recorded at the net investment in the lease at lease commencement which consists of the lease receivable and the unguaranteed residual asset.

F-
1
9

(x)	Concentration of risk
The Company’s potential significant concentration of credit risk primarily consists of cash and cash equivalents, short term investments and accounts receivable. As of December 31, 2020, 2021, 2022, 2023 and 2024, the Company ha
d
 $29.7 million
,
 $55.9 million, $17.5 million
, $7.0 million
and $11.7 million in cash and cash equivalents which are held by financial institutions in the PRC. PRC state-owned banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents and short term investments held at the PRC state-owned banks. Based on the order of the State Council of the PRC (No.660): Deposit Insurance Regulation effective on May 1, 2015, the maximum amount of coverage is $76,787 (RMB 0.5 million) for deposits and foreign currency deposits in the same financial institutions. In the event of bankruptcy of one of the financial institutions in which the Company has deposits, deposits in excess of $76,787 (RMB 0.5 million) shall be compensated from liquidation of the financial institution. As of December 31, 2020, 2021, 2022, 2023 and 2024,
a
total of $2.0 million, $0.9 million, $0.6 million, $0.6 million and $0.6 million was covered by the Deposit Insurance Regulation. As of December 31, 2020, 2021, 2022, 2023 and 2024, one customer accounted for 53%, 18%, 17%, 16% and 15% of total accounts receivable.
Overall, the real estate market in China has shown signs of a continuous slowdown. The Company’s results of operations are affected by a wide variety of macro factors, including changing economic, political, industry, business and financial conditions and micro factors, including lack of experience handling the real estate development projects, the process of applying for the redevelopment of Gushu land with the government bodies, the demand for the Company’s real estate properties, and other risks associated with an enterprise operating mainly in the PRC.
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
Certain transactions of the Company are denominated in Renminbi, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(y)	Recent changes in accounting standards
In
 November 2023, the FASB issued ASU
2023-07,
“Segment Reporting,” which provides improvements to reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. The standard will be effective for us for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. We are currently evaluating the impact that the adoption of the new standard will have on our consolidated financial statements and footnotes.
In December 2023, the FASB issued ASU
2023-09,
“Income Taxes,” which provides improvements to income tax disclosures by enhancing the transparency and decision usefulness of the material provided. The standard will be effective for us for the fiscal years beginning after
December 15, 2024
. We are currently evaluating the impact that the adoption of the new standard will have on our consolidated financial statements and footnotes.
In November 2024, the FASB issued ASU
2024-03,
“Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures,” to improve the disclosures about a public business entity’s expense by providing more detailed information about the types of expenses in commonly presented expense captions. The standard will be effective for us for fiscal years beginning after December 15, 2025 and interim periods within those fiscal years. We are currently evaluating the impact that the adoption of this new standard will have on our consolidated financial statements and footnotes.
Other new pronouncements issued but not effective until after December 31, 2024 are not expected to have a material impact on our financial position, results of operations or liquidity.

F-2
1

3.	Real Estate Properties under Development, Net
The following summarizes the components of current portion of real estate properties under development as at December 31, 2020, 2021, 2022, 2023 and 2024:

At December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
Construction in progress	9,636	76,029	—	—	—
Land use right	112,057	114,535	—	—	—
Less: Impairment	—	(22,695)	—	—	—

Net book value	$121,693	$167,869	$—	$—	$—

The following summarizes the components of
non-current
portion of real estate properties under development
as
at December 31, 2020, 2021, 2022, 2023 and 2024:

At December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
Building at cost	$31,678	$30,316	$27,820	$27,353	$26,947
Less: accumulated depreciation	(16,065)	(16,418)	(15,050)	(14,795)	(14,568)

	15,613	13,898	12,770	12,558	12,379

Construction in progress	92,533	89,170	87,182	94,482	106,820
Land use right	82,346	81,535	74,740	73,474	72,350

Net book value	$190,492	$184,603	$174,692	$180,514	$191,549

Real estate properties under development of $95.4 million, $87.5 million, $86.0 million and $84.7 million (2020: $147.5 million) have been pledged to banks to obtain loan facilities as at December 31, 2021, 2022, 2023 and 2024 (See Note 9).
Included in construction in progress were capitalized debt issuance costs amounting to $1,920, $1,920, $1,920
a
n
d
 $1,920 (2020: $1,754) at December 31, 2021, 2022, 2023 and 2024 respectively
,
and interest for bank loans amounting to $16,625, $22,369, $27,762
a
n
d
 $32,487 (2020: $10,866)
a
s
 at December 31, 2021, 2022, 2023 and 2024 respectively.
The Company leased its buildings to third parties with the carrying amount as shown below:

At December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
Buildings at cost	$31,678	30,316	27,820	27,353	26,947
Less: accumulated depreciation	(16,065)	(16,418)	(15,050)	(14,795)	(14,568)

Buildings, net	$15,613	13,898	12,770	12,558	12,379

In 2021, 2022, 2023 and 2024,

$nil (2020: $53.7 million) was transferred to real estate properties held for sales
-
type lease from real estate properties under development, and by the end of 2021, 2022, 2023 and 2024, $14.7 million, $0.3 million, $1.0 million and $1.8 million

(2020:$23.7 million) was recognized as cost of sales due to the delivery of Towers 1, 2, 8, 9 and 10 of Nam Tai Inno Park. Real estate properties held for sales
-
type lease of $nil (2020: $29.4 million) have been pledged to banks to obtain loan facilities (See Note 9).
In 2021,

2022, 2023 and 2024, a total of $nil, $154.5 million, $0.6 million and $0.004 million (2020:
$
nil) was transferred to real estate properties held for sale from real estate properties under development and by the end of 2021, 2022, 2023 and 2024, $nil, $20.8 million, $68.5 million and $5.8 million

(2020:
$
nil) was recognized as cost of sales due to the delivery of Nam Tai
 •
Longxi. Real estate properties held for sale of $nil, $nil, $nil, and $3.8 million as at December 31, 2021, 2022, 2023 and 2024 (2020:
$
nil)
have been pledged to banks to obtain loan facilities (See Note 9).
In 2021, 2022, 2023 and 2024, a total of $62.9
million, $nil,
$nil and $nil
(2020:
$92.8
million) (See Note 5) was transferred to real estate properties held for lease from real estate properties under development.

F-2
2

4.	Property, Plant and Equipment, Net
Property, plant and equipment, net consist
s
of the following:

At December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
At cost:
Land	$363	$371	$340	$334	$329
Buildings	26,740	27,327	25,050	24,625	24,248
Machinery and equipment	643	798	748	735	778
Leasehold improvements	6,456	6,479	5,865	5,766	5,724
Furniture and fixtures	272	266	243	239	235
Motor vehicles	278	116	111	50	50

Total	34,752	35,357	32,357	31,749	31,364
Less: accumulated depreciation	(8,335)	(9,961)	(10,771)	(11,316)	(11,716)
Less: Impairment	—	—	—	—	(3,457)
Deposit for fixed assets	—	79	132	14	65
Construction in process	151	—	—	—	—

Net book value	$26,568	$25,475	$21,718	$20,447	$16,256

Depreciation expenses were $1.2 million, $1.6 million, $1.6 million, $1.2 million, $0.9 million and $0.8 million for the years ended December 31,
2
019,
2020, 2021, 2022, 2023 and 2024, respectively.
Buildings of $nil (2020: $12.8 million) have been pledged to banks to obtain loan facilities as of December 31, 2021, 2022, 2023 and 2024

(See Note 9).
In October 2018, the Company signed a rental agreement to lease the former site of Wuxi factories to a third party. The term of the lease is 12 years, with 10 months of rent-free incentive from the date the property is handed over. The property was handed over to the tenant in
February 2019
.

5.	Real Estate Properties Held for Lease, Net
The following summarizes the components of real estate properties held for lease as at December 31, 2020, 2021, 2022, 2023 and 2024:

At December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
Building at cost	$92,838	$175,183	$160,331	$156,631	$152,420
Less: accumulated depreciation	(631)	(4,761)	(8,733)	(12,939)	(16,992)

Net book value	$92,207	$170,422	$151,598	$143,692	$135,428

Depreciation expenses were $
nil, $0.6 million, $
3.5 million, $4.1 million, $3.9 million and $3.9 million for the year
s
 ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024
,
 respectively.
Real estate properties held for lease of $160.1 million, $155.3 million, $149.8 million and $145.3 million as at December 31, 2021, 2022, 2023 and 2024 (2020: $88.1 million) have been pledged to banks to obtain loan facilities (See Note 9).

F-2
3

6.	Investments in Subsidiaries

	Place of	Principal	Percentage of Ownership as
			at December 31,
Subsidiaries	Incorporation	activities	2020	2021	2022	2023	2024
Consolidated subsidiaries:
Nam Tai Group Limited (“NTG”) (1)	Cayman Islands	Investment holding	100%	100%	100%	100%	100%
Nam Tai Holdings Limited (“NTHL”)	BVI	Investment holding	100%	100%	100%	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%	100%	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)	Hong Kong	Inactive	100%	100%	100%	100%	100%
Nam Tai Trading Company Limited (“NTTC”) (2)	Hong Kong	In liquidation	—	—	—	—	—
Inno Consultant Company Limited (“ICCL”) (3)	Hong Kong	Management consultant	100%	100%	100%	100%	100%
Nam Tai Investment (Shenzhen) Co., Ltd. (“NTISZ”)	PRC	Investment holding and development	100%	100%	100%	100%	100%
Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”)	PRC	Technology Park development and management	100%	100%	100%	100%	100%

Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”)	PRC	Property lease	100%	100%	100%	100%	100%
Nam Tai (Shenzhen) Technology Park Operations Management Co., Ltd. (“NTTP”) (4)	PRC	Operations management	100%	100%	100%	100%	100%
Triumph Commitment Group Limited (“TCOG”) (5)	BVI	Investment holding	100%	100%	100%	100%	100%
Treasure Champion Group Limited (“TCHG”) (6)	BVI	Investment holding	100%	100%	100%	100%	100%
Shanghai Nam Tai Business Incubator Co., Ltd. (“SHCY”) (7)	PRC	Business and consultant services	100%	100%	100%	100%	100%
Triumph Commitment (Hong Kong) Limited (“TCHK”) (8)	Hong Kong	Investment holding	100%	100%	100%	100%	100%
Wider Trade (Hong Kong) Limited (“WTHK”) (9)	Hong Kong	Investment holding	100%	100%	100%	100%	100%
Shenzhen Kaicheng Architecture and Decoration Co., Ltd. (“SZKC”) (10)	PRC	Property decoration services	100%	100%	100%	100%	100%
Shenzhen Yuanmao Materials Co., Ltd. (“SZYM”) (11)	PRC	Sales of construction materials	100%	100%	100%	100%	100%
Nam Tai (Shenzhen) Consulting Co., Ltd. (“NTZX”) (12)	PRC	Business and management services	100%	100%	100%	100%	100%
Nam Tai (Dongguan) Real Estate Development Co., Ltd. (“NTDG”) (13)	PRC	Real estate development	100%	100%	100%	100%	100%
Sun Team Global Limited (“STGL”) (14)	BVI	Investment holding	100%	100%	100%	100%	100%
Sun Team Global (Hong Kong) Limited (“STHK”) (15)	Hong Kong	Investment holding	100%	100%	100%	100%	100%
Fine Shine Limited (“FSL”) (16)	BVI	Investment holding	100%	100%	100%	100%	100%
Fine Shine (Hong Kong) Limited (“FSHK”) (17)	Hong Kong	Investment holding	100%	100%	100%	100%	100%
Shenzhen Nam Tai Big Data Innovation Technology Co., Ltd (“SNTBDIT”) (18)	PRC	Investment holding	100%	100%	100%	100%	100%
Shenzhen Nam Tai Technology Innovation Co., Ltd (“SNTT”) (19)	PRC	Investment holding	100%	100%	100%	100%	100%

F-2
4

Shenzhen Nam Tai Artificial Intelligence Innovation Technology Co., Ltd (“SNTAIIT”) (20)	PRC	Investment holding	100%	100%	100%	100%	100%
Shenzhen Nam Tai Health Technology Co., Ltd (“SNTHT”) (21)	PRC	Investment holding	100%	100%	100%	100%	100%
Nam Tai Property Management (Shenzhen) Co., Ltd (“NTPMSZ”) (22)	PRC	Property management	—	—	—	—	100%
Nam Tai Property Management (Dongguan) Co., Ltd (“NTPMDG”) (23)	PRC	Property management	—	—	—	—	100%

Notes:
(1)	The C ompany was formerly named Nam Tai Electronic & Electrical Products Limited and changed its name to Nam Tai Group Limited in January 2020.
(2)	NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC ha d been taken over by the Joint and Several Receivers in January 2013.
(3)	ICCL was incorporated by NTISZ in 2017.
(4)	NTTP was incorporated by NTISZ in 2018.
(5)	TCOG was incorporated by NTG in 2019.
(6)	TCHG was incorporated by NTG in 2019.
(7)	SHCY was incorporated by NTISZ in 2019.
(8)	TCHK was incorporated by TCOG in 2019 .
(9)	WTHK was incorporated by TCOG in 2019 .
(10)	SZKC was incorporated by TCHK in 2019.
(11)	SZYM was incorporated by WTHK in 2019.
(12)	NTZX was incorporated by TCHG in 2019.
(13)	NTDG was incorporated by NTZX in 2020.
(14)	STGL was incorporated by NTG in 2020.
(15)	FSL was incorporated by NTG in 2020.
(16)	STHK was incorporated by STGL in 2020.
(17)	FSHK was incorporated by FSL in 2020.
(18)	SNTBDIT was incorporated by STHK in 2020.
(19)	SNTT was incorporated by FSHK in 2020.
(20)	SNTAIIT was incorporated by STHK in 2020.
(21)	SNTHT was incorporated by FSHK in 2020.
(22)	NTPMSZ was incorporated by NTISZ in 2024.
(23)	NTPMDG was incorporated by NTPMSZ in 2024.

F-2
5

7.	Retained Earnings and Reserves
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
In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries is also restricted. These reserves and registered capital of the PRC subsidiaries amounted to

$362.8 million, $407.6 million, $408.2
million, $408.6 million
and
$408.5
million as of December 31, 2020, 2021, 2022, 2023 and 2024 respectively.

8.	Advance from Customers and Contract Liabilities
(a) Advance from Customers
As of December 31,

2020
, advance from customers consisted of prepaid rent received from tenants of $69,508 thousand from Nam Tai Inno Park and $214 thousand from the existing factory building located on the site of Nam Tai Inno Valley, Tang Xi, Shanghai and Wuxi. For
2021
, advance from customers consisted of prepaid rent received from tenants of $5,124 thousand from Nam Tai Inno Park, prepaid VAT of $2,001 thousand from Nam Tai
•

Longxi and $284 thousand from the existing factory building located on the site of Nam Tai Inno Valley, Tang Xi, Shanghai and Wuxi. For
2022
, advance from customers consisted of prepaid rent received from tenants of $5,522 thousand from Nam Tai Inno Park, prepaid VAT of $1,232 thousand from Nam Tai
•
Longxi and $199 thousand from the existing factory building located on the site of Nam Tai Inno Valley, Tang Xi, Shanghai and Wuxi. For
2023
, advance from customers consisted of prepaid rent received from tenants of $5,293 thousand from Nam Tai Inno Park, prepaid VAT of $59 thousand from Nam Tai
•
Longxi and $246 thousand from the existing factory building located on the site of Nam Tai Inno Valley, Tang Xi, Shanghai and Wuxi. For
2024
, advance
from customers consisted of advance
payment of government compensation for expropriation of $14,812 thousand, prepaid rent received from tenants of $525 thousand from Nam Tai Inno Park, prepaid VAT of $462 thousand from Nam Tai
•
Longxi and $227 thousand from the existing factory building located on the site of Nam Tai Inno Valley, Tang Xi and Wuxi.
(b) Contract Liabilities
Contract liabilities represent prepayments from customers and non-monetary
consideration. Contract liabilities are recognized as revenue when the control of properties is delivered to customers.
The following table shows the amount of revenue recognized that was included in contract liabilities as at December 31, 2020, 2021, 2022, 2023 and 2024:

December 31, 2020	$—

Revenue recognized in 2021	—
Increase in contract liabilities	58,827
Exchange difference	676

December 31, 2021	$59,503

Revenue recognized in 2022	(26,946)
Increase in contract liabilities	25,777
Exchange difference	(4,288)

December 31, 2022	$54,046

F-2
6

Revenue recognized in 2023	(58,372)
Increase in contract liabilities	10,117
Exchange difference	(3,982)

December 31, 2023	$1,809

Revenue recognized in 2024	(4,125)
Increase in contract liabilities	9,855
Exchange difference	17

December 31, 2024	$7,556

The following table presents the contract balances as of December 31, 2020, 2021, 2022, 2023 and 2024:

Year ended December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
Contract liabilities	—	59,503	54,046	1,809	7,556

Total	$—	$59,503	$54,046	$1,809	$7,556

9.	Bank and other Loans and Banking Facilities
Bank and other loans consist of the following:

At December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
Current portion of long term bank loans	$122,883	$5,224	$15,762	$18,157	$27,860
Short term third party loans	—	—	—	6,243	7,649

Total short term debt	122,883	5,224	15,762	24,400	35,509

Total Long term bank loans	$123,159	$184,766	$164,580	$146,295	$134,663
Debt insurance cost	(276)	—	—	—	—
Less: current maturities	(122,883)	(5,224)	(15,762)	(18,157)	(27,860)

Long term bank loans	$—	$179,542	$148,818	$128,138	$106,803

Future maturities of long-term bank loans are as follows:

At December 31,	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)
2022	$5,224	$—	$—	$—
2023	$17,195	$15,762	$—	$—
2024	$20,149	$18,470	$18,157	$—
2025	$31,398	$28,781	$28,293	$27,860
2026	$69,896	$64,071	$62,985	$62,532
2027	$17,780	$16,298	$16,022	$16,286
2028	$23,124	$21,198	$20,838	$21,028
2029	$—	$—	$—	$615
Thereafter	$—	$—	$—	$6,342

Total	$184,766	$164,580	$146,295	$134,663

F-2
7

The details of long-term bank loans during the years ended December 31, 2021, 2022, 2023 and 2024 are as follows:

	Year End December 31, 2020	Repayment	Year End December 31, 2021	Repayment
	(’000)	Frequency	(’000)	Frequency
Loan from Bank of Beijing (4)
Due August 14, 2022, at 6.46% per annum	$7,017	Quarterly	$—	—
Loan from Bank of China (1)
Due November 7, 2028, at 6.072% per annum	$95,559	Semi-annually	$94,601	Semi-annually
Loan from Xiamen International Bank (6)
Due January 6, 2022, at 7.40% per annum	$16,365	Semi-annually	$—	—
Loan from Industrial Bank (5)
Due October 20, 2022, at 6.175% per annum	$4,218	Quarterly	$—	—
Loan from Bank of Guangzhou (2)
Due August 25, 2026, at 6.5% per annum	$—	—	$90,165	Semi-annually

Total	$123,159		$184,766

	Year End December 31, 2022	Repayment	Year End December 31, 2023	Repayment
	(’000)	Frequency	(’000)	Frequency
Loan from Bank of China (1)
Due November 7, 2028, at 6.072% per annum	$81,929	Semi-annually	$73,170	Semi-annually
Loan from Bank of Guangzhou (2)
Due August 25, 2026, at 6.5% per annum	$82,651	Semi-annually	$73,125	Semi-annually

Total	$164,580		$146,295

	Year End December 31, 2024	Repayment
	(’000)	Frequency
Loan from Bank of China (1)
Due November 7, 2028, at 6.072% per annum	$62,172	Semi-annually
Loan from Bank of Guangzhou (2)
Due August 25, 2026, at 6.5% per annum	$64,006	Semi-annually
Loan from Shenzhen Rural Commercial Bank (3)
Due December 26, 2032, at 4.5% per annum and December 31, 2029, at 3.4% per annum	$8,485	per month

Total	$134,663

During 2020, $72.33 million in bank loans was obtained, and $54.87 million of the principal was repaid during the year.
During 2021, $89.14 million in bank loans
was
obtained, and $30.9 million of the principal
was
repaid during the year.
During 2022, $4.96 million of the principal
w
as
 repaid during the year.
During 2023, $15.57 million of the principal
was
repaid during the year.
During 2024, $8.58 million in bank loans
was
obtained, and $18.07 million of the principal
was
repaid during the year.
Notes:

(1)
In September 2019, Zastron Shenzhen signed a loan contract with Bank of China with a credit line of $143 million, with the land mortgage of Nam Tai Inno Park, the equity pledge of the Company
,
and the guarantee provided by NTISZ. During
2020,
2021, 2022, 2023 and 2024, the Company repaid $23.15
million, $3.02 million,
$4.96 million, $7.41 million and $9.99 million respectively.

(2)
In August 2021, NTISZ signed a loan contract with Shenzhen Branch of Bank of Guangzhou Co.,

Ltd. (“Bank of Guangzhou”) for a term of five years with loan facility of $164 million, with the land use right mortgage of Nam Tai Technology Center, the equity pledge of the Company and the guarantee provided by Zastron Shenzhen. The Company drew down
$89.14 million during 202
1
, and repaid $8.17 million and $8.09 million during 2023 and 2024.

F-
2
8

(3)
In December 2024, NTISZ and Zastron Shenzhen entered into credit facilities with Shenzhen Rural Commercial Bank, with credit lines of
 $14.06 million and $1.4
million, respectively. The loans are secured by the Company’s Nam Tai Inno Valley property. During 2024, the Company drew down a total of
$8.58
million under these facilities.

(4)
In August 2019, NTISZ obtained a bank loan of $7.16 million from Bank of Beijing (credit line of $7.16 million). It is guaranteed by a state-owned third-party guarantee company, mortgaged by the property of Qianhai office, and cross guaranteed by several subsidiaries of the Company. The loan is used for the construction of Nam Tai Technology Center. The financing cost was $0.29 million. During 2020, the principal of
$0.50
million was repaid. The loan was fully repaid as of December 31, 2021.

(5)
In October 2019, NTTP obtained a bank loan of $4.3 million (line of credit of $4.3 million) from Industrial Bank to fund the general operations of Nam Tai Inno Valley. The loan is guaranteed by a state-owned third-party guarantee company, mortgaged by the property of Qianhai office, and cross guaranteed by several subsidiaries of the Company. The financing cost was
$0.17
million. By the end of 2020, the principal had been repaid by
$0.29
million. The loan was fully repaid as of December 31, 2021.

(6)
In February 2020, Zastron Shenzhen obtained a bank loan of $15.95 million from Xiamen International Bank with a credit line of $15.95 million. The loan is mortgaged by the property of Nam Tai Inno Valley. During 2020, the principal of
$0.48
million has been repaid. The loan was fully repaid as of December 31, 2021.

(7)
On December 31, 2021, 2022, 2023 and 2024, a total of $255.5 million, $242.8 million, $235.8 million and $233.8 million (2020: $277.8 million) of real estate properties under development, buildings, real estate held for sales-type lease buildings and real estate properties held for lease buildings were pledged to banks to obtain loan facilities.

(8)
Certain of our loan agreements contain cross-default clauses. If any cross default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and to enforce all or any of the security for such loans.

(9)
In March 2021, the Company received demand letters from Bank of China, Bank of Beijing, Industrial Bank, and Xiamen International Bank (the “Lending Banks”), regarding payment in full of amounts due under the respective loan agreements with each bank. Following the issuance of demand letters, the Lending Banks have restricted the remittance from the bank accounts of the subsidiaries of the Company in China. The Company is negotiating with the Lending Banks. For details, please see Note 20 (3) to (5). As the events of default existed as of December 31, 2020, all borrowings have been classified as current liabilities as at December 31, 2020. During the years 2022-2024, the Company continued to engage in negotiations with the Lending Banks. As a result of these efforts, the Company successfully fully repaid all outstanding loans. Throughout this period, there was no default on any of the obligations.

(10)
In August 2023, NTISZ obtained a loan of $6.27M from a third party, with an interest rate of 5%. The loan was repayable within one year and guaranteed by Zastron Shenzhen. It was extended with an interest rate of 7% till August 2024, and further extended with an interest rate of 9% till December 2024. The loan was fully repaid as of December 31, 2024.

(11)
In August 2024, NTISZ obtained a loan of $8.44M from a third party, with an interest rate of 13.2%. The loan was repayable within one year and mortgaged by the property of Nam Tai Inno Valley. The loan was fully repaid as of December 31, 2024.

(12)
In May 2024, Wuxi Zastron-Flex obtained a loan of $4.92M from a third party, with an interest rate of 14.76%. The loan was repayable within one year and guaranteed by Zastron Shenzhen, NTDG
;
and mortgaged by the land of Wuxi Zastron-Flex and properties of NTDG.

(13)	In June 2024, NTDG obtained a loan of $2.81M from a third party, with an interest rate of 12%. The loan was repayable within one year and mortgaged by the properties of NTDG.

10.	Equities

(a)
The Company has only one class of common shares authorized, issued and outstanding. As described in Note 15(b), on October 5, 2020, the Company entered into a Purchase Agreement with each of Greater Sail and West Ridge. The Company issued and sold to Greater Sail and West Ridge 16,051,219 and 2,603,366 common shares of the Company, respectively, par value $0.01 per share, at a price of $9.15 per Share. On October 13, 2020, IsZo commenced legal proceedings against the Company and other parties in the Court claiming that the 2020 PIPE was invalid and should be set aside. On March 3, 2021, the Court handed down a judgment holding that the 2020 PIPE previously announced by the Company on October 5, 2020 was void. On April 5, 2023, in order to increase its liquidity and strengthen its financial position, the Company issued and sold 8,821,273 shares to purchasers in a private placement at a price of $1.75 per share. Throughout the years 2022 to 2024, the Company has consistently used equity awards to align compensation with performance and preserve liquidity during periods of
significant need to preserve cash. During this time, the Company’s directors, executive officers, certain service providers, lenders and other stakeholders have been compensated or reimbursed in equity. As a result, there were 39,197,991, 39,347,991, 40,547,379, 58,334,115 and 60,203,214 common shares outstanding as of December 31, 2020, 2021,

2022, 2023 and 2024, respectively.

F-
2
9

(b)	Stock Options
In April 2016, the Board of Directors approved
 the
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
in
January 2018 and January 2019, respectively.
In June 2018, 180,000 share options were granted to two new directors of the Company under the 2017 stock option plan and vested in three equal portions in
June 2018, January 2019 and January 2020 respectively.
In August 2018, 90,000 share options were granted to a new director of the Company under the 2017 stock option plan and vested in three equal portions in
August 2018, January 2019 and January 2020, respectively.
In June 2019, 120,000 share options were granted to two new directors of the Company under the 2017 stock option plan and vested in two equal portions in
June 2019 and January 2020, respectively.
In January 2020, 475,000 share options were granted to 17 employees of the Company under the 2016 stock option plan and vested in five equal portions in
January 2020, 2021, 2022, 2023 and 2024, respectively. On the same day, 1,350,000 share options were granted to 3 employees of the Company under the 2017 stock option plan and vested in five equal portions in
January 2020, 2021, 2022, 2023 and 2024, respectively.
Share based compensation costs for the grants of share option to the employees of $539 thousand, $809 thousand, $391 thousand, $213 thousand, $101 thousand and $nil were recorded as an expense during the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, respectively and $nil, $193 thousand, $41 thousand, $nil, $nil and $nil

were capitalized as real estate properties under development during the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, respectively.
A summary of stock option activity during the six years in the period ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024 is as follows:

	Number of options	Weighted average exercise price	Weighted average fair value per option
Outstanding and exercisable at January 1, 2019	2,107,000	$9.13	$1.82
Granted	120,000	$9.57	$0.82
Exercised	(578,000)	$6.29	$1.58
Expired	(723,000)	$12.94	$1.95

Outstanding and exercisable at December 31, 2019	926,000	$7.98	$1.72

Granted	1,825,000	$9.41	$1.98
Exercised	(433,000)	$6.46	$1.88
Expired	(1,689,000)	$9.41	$1.77

Outstanding and exercisable at December 31, 2020	629,000	$9.35	$2.22

Granted	—	$—	$—
Exercised	(150,000)	$9.41	$1.43
Expired	(18,500)	$7.54	$1.43

Outstanding and exercisable at December 31, 2021	460,500	$9.41	$2.48

Granted	—	$—	$—
Exercised	—	$—	$—
Expired	(153,500)	$9.41	$1.98

F-3
0

Outstanding and exercisable at December 31, 2022	307,000	$9.41	$2.73

Granted	—	$—	$—
Exercised	—	$—	$—
Expired	(153,500)	$9.41	$2.47

Outstanding and exercisable at December 31, 2023	153,500	$9.41	$2.98

Granted	—	$—	$—
Exercised	—	$—	$—
Expired	(153,500)	$9.41	$2.98

Outstanding and exercisable at December 31, 2024	—	$—	$—

Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the fiscal period in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.
Details of the options outstanding and exercisable as of December 31, 2021 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period	Weighted remaining contractual life in months
In 2020
153,500	vest in January 2022	$9.41	January 1, 2022 to December 31, 2022	24.0
153,500	vest in January 2023	$9.41	January 1, 2023 to December 31, 2023	36.0
153,500	vest in January 2024	$9.41	January 1, 2024 to December 31, 2024	48.0
Details of the options outstanding and exercisable as of December 31, 2022 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period	Weighted remaining contractual life in months
In 2020
153,500	vest in January 2023	$9.41	January 1, 2023 to December 31, 2023	36.0
153,500	vest in January 2024	$9.41	January 1, 2024 to December 31, 2024	48.0
Details of the options outstanding and exercisable as of December 31, 2023 are as follows:

Number of options granted	Vesting period	Exercise price	Exercisable period	Weighted remaining contractual life in months
In 2020
153,500	vest in January 2024	$9.41	January 1, 2024 to December 31, 2024	48.0
There was approximately $0.01 million, $0.7 million, $0.8 million, $0.6 million, $0.4 million and $nil of unrecognized compensation expense related to non-vested
stock options granted under the Company’s option plans at December 31, 2019, 2020, 2021, 2022, 2023 and 2024, respectively. The total amount of recognized compensation costs in 2019, 2020, 2021, 2022, 2023 and 2024 were $0.5 million, $1.0 million, $0.3 million, $0.2 million, $0.1 million and $nil, respectively.
A total of 629,000,
 460,500,
307,000, 153,500, and nil stock options are exercisable as of December 31,
2020,
2021, 2022, 2023 and 2024 respectively.
The total fair value of shares vested during fiscal years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024 were $2.2 million, $1.7 million, $0.2 million, $0.3 million, $0.4 million and $0.5 million, respectively.

F-3
1

The weighted average remaining contractual lives of the stock options outstanding at December 31, 2019, 2020, 2021, 2022, 2023 and 2024 were approximately 12, 30, 24, 18, 12 and 0 months, respectively. The weighted average fair values of options granted during 2019 and 2020 were $0.82 and $1.98, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2019	2020
Risk-free interest rate	1.71% to 2.10%	1.52% to 1.57%
Expected life	0.52 years to 1.52 years	0.94 years to 4.95 years
Expected volatility	23.14% to 25.46%	25.11% to 33.28%
Expected dividend yield	2.93%	0.00%

(c)	Share Buy Back
As of December 31, 2020, 2021, 2022, 2023 and 2024, there are no additional common shares repurchased by the Company under this program.
The share repurchase program was conducted in accordance with Rule
10b-18
of the Securities and Exchange Act of 1934.

11.	Earnings (Loss) per Share
The calculations of basic earnings (loss) per share and diluted earnings (loss) per share are as follows:

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
	(’000)
Year ended December 31, 2019
Basic loss per share	$(13,191)	38,330,742	$(0.34)

Effect of dilutive securities — Stock options		—

Diluted loss per share	$(13,191)	38,330,742	$(0.34)

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
	(’000)
Year ended December 31, 2020
Basic loss per share	$15,693	39,012,137	$0.40

Effect of dilutive securities — Stock options		33,027

Diluted loss per share	$15,693	39,045,164	$0.40

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
	(’000)
Year ended December 31, 2021
Basic earnings per share	$(53,433)	39,232,991	$(1.36)

Effect of dilutive securities — Stock options		—

Diluted earnings per share	$(53,433)	39,232,991	$(1.36)

F-3
2

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
	(’000)
Year ended December 31, 2022
Basic loss per share	$(52,864)	39,454,157	$(1.34)

Effect of dilutive securities — Stock options		—
Effect of dilutive securities — Equity awards		—

Diluted loss per share	$(52,864)	39,454,157	$(1.34)

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
	(’000)
Year ended December 31, 2023
Basic loss per share	$(50,448)	52,116,203	$(0.97)

Effect of dilutive securities — Stock options		—
Effect of dilutive securities — Equity awards		—

Diluted loss per share	$(50,448)	52,116,203	$(0.97)

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
	(’000)
Year ended December 31, 2024
Basic loss per share	$29,146	58,851,561	$0.50

Effect of dilutive securities — Stock options		—
Effect of dilutive securities — Equity awards		802,196

Diluted loss per share	$29,146	59,653,757	$0.49

12.	Staff Retirement Plans
The Company operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by trustees independent of the Company.
The MPF is available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the staff’s relevant income received from the Company. The maximum relevant income for contribution purposes is
H
KD
30,000 per month per employee. Eligible staff members are entitled to 100%
of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong. As the Company closed its Hong Kong office at the end of November 2021, it has not maintained any staff in Hong Kong since December 2021.
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
The cost of the Company’s contribution to the staff retirement plans in Hong Kong and the PRC amounted to $0.4 million, $0.04 million, $0.72 million, $0.63 million, $0.59 million and $0.57 million for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, respectively.

F-3
3

13.	Other Income (Expenses), Net

Year ended December 31,	2019	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)	(’000)

Interest expense	$(67)	$(321)	$(5,847)	$(8,788)	$(8,252)	$(9,685)
Foreign exchange gain (loss), net	(516)	(85)	(240)	205	(40)	263
Gain (loss) from disposal of non-current assets	130	—	604	(258)	—	—
Fair value gain on short term investments	—	158	261	—	—	—
Impairment on short-term investment	—	—	(13,588)	—	—	—
Impairment on real estate properties under development	—	—	(22,437)	—	—	—
Impairment on real estate properties held for sales-type lease and held for sale	—	—	—	(29,533)	—	—
Impairment on right of use assets	—	—	(8,656)	—	—	—
Impairment on property, plant and equipment	—	—	—	—	—	(3,404)
Expenditure on fines	—	—	(505)	(1,752)	(151)	(127)
Debt restructuring gain (1)	—	—	—	—	364	73,828
Write off lease liability gain	—	—	—	5,053	—	2,360
Others	200	290	708	261	116	445

	$(253)	$42	$(49,700)	(34,812)	$(7,963)	$63,680

(1)	The debt restructuring gain in 2024 mainly arose from the Global Settlement with GSL and the settlement arrangement with West Ridge as disclosed in 15(b).

14.	Income Taxes
The components of (loss) income before income tax are as follows:

Year ended December 31,	2019	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)	(’000)
PRC, excluding Hong Kong	$(10,404)	$31,640	$(11,635)	$(24,710)	$(10,588)	$(6,079)
Hong Kong and other jurisdictions	(4,827)	(9,368)	(27,483)	(25,629)	(39,387)	50,269

	$(15,231)	$22,272	$(39,118)	$(50,339)	$(49,975)	$44,190

The Company’s income is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below. Under the current BVI law, NTP and NTHL are not subject to profits tax in the BVI. Under the current Cayman Islands law, NTG is not subject to income tax in the Cayman Islands. However, as they are registered as non-Hong
Kong companies in Hong Kong (NTHL in 2012, NTP and NTG in 2022), they may be subject to Hong Kong income taxes if they have income earned in or derived from Hong Kong.
The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024 to the estimated income earned in or derived from Hong Kong during the respective years, if applicable.
The provision for current income taxes of the subsidiaries operating in PRC has been calculated by applying the rate of taxation of 25% for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024.

F-3
4

The Company, which has subsidiaries that are tax residents in the PRC, is subject to the PRC dividend withholding tax of 10%, when and if undistributed earnings are declared to be paid as dividends to the extent those dividends are paid out of profits that arose on or after January 1, 2008. For the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, there was no income tax expense for the dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries. Since the company is still in the stage of vigorous development, the profitability has not been significantly improved, management decided to retain the undistributed earnings in the PRC.
Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The New Law includes a provision specifying that legal entities organized outside of the PRC will be considered as resident enterprises for PRC enterprises income tax purposes if their active management is located in the PRC. The Implementation Rules to the New Law provide that non-resident
legal entities will be considered PRC resident enterprises if substantial and overall management control over the manufacture, operations, personnel, accounting, properties, etc. occurs within the PRC.
The Company has made its assessment of each tax position (including the potential application of interest and penalties) based on the available tax laws, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions. However, during the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, there were no interest and penalties related to uncertain tax positions and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2019 to 2024 may be subject to examination by the PRC and Hong Kong tax authorities.
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
NTT had a net deficit position as of December 31, 2020, 2021, 2022, 2023 and 2024, and the Company has no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the Company’s consolidated financial statements as of December 31, 2020, 2021, 2022, 2023 and 2024.

F-3
5

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
In November 2018, January 2019 and November 2020, NTGM received demands for payment from HKIRD and notices to initiate wind-up
procedures, respectively, if payment were not received by HKIRD within 14 days. Currently, the Company is not aware of any winding up proceeding filed by the HKIRD.
NTGM has a net deficit position as of December 31, 2020, 2021, 2022, 2023 and 2024, and the Company has no funding obligation towards NTGM. As a result, the claims from the HKIRD demand letters have no impact on the Company and the amount claimed by HKIRD on NTGM was not recorded as a liability in our consolidated financial statements as of December 31, 2020, 2021, 2022, 2023 and 2024.
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
hearing on April
18-19,
2018. On November 23, 2018, the Hong Kong Court of First Instance handed down a reasoned ruling, finding in favor of our two former directors on the main points of the appeal. On January 3, 2019, the Hong Kong Court of First Instance also issued a court order annulling the assessment of personal liability against the two former directors.
The HKIRD filed an appeal on December 21, 2018. The hearing of appeal was held in October 2019. The Hong Kong Court of Appeal has not handed down its reason for adjustment, but it was found in favor of the two former directors at the end of the hearing.
In 2021, the Court of Appeal delivered its judgment, upholding the Court of First Instance’s decision and continuing to rule in favor of the two former directors. The HKIRD further appealed to the Court of Final Appeal, which on August 5, 2022, delivered its final judgment, dismissing the Commissioner’s appeal. There is no provision required in respect of this matter.
The income tax benefit/(expense) for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024 comprise the following:

December 31,	2019	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)	(’000)
Deferred income tax benefit (expense)	$2,040	$(6,522)	$(14,326)	$(2,881)	$949	$(15,040)
Current tax expense	—	(57)	11	356	(1,422)	(4)

Total	$2,040	$(6,579)	$(14,315)	$(2,525)	$(473)	$(15,044)

The Company’s deferred tax assets as of December 31, 2020, 2021, 2022, 2023 and 2024 are attributable to the following:

December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
Operating losses	$10,583	$16,834	$14,525	$11,975	$11,023
Property, plant and equipment	21	61	—	—	—

Total deferred tax assets	10,604	16,895	14,525	11,975	11,023
Less: valuation allowance	(6,450)	(16,867)	(14,156)	(10,937)	(8,909)

Net deferred tax assets	$4,154	$28	$369	$1,038	$2,114

F-3
6

Movement of valuation allowance:

December 31,	2019	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)	(’000)
At beginning of the year	$9,307	$8,437	$6,450	$16,867	$14,156	$10,937
Current year addition (deduction)	(870)	(209)	11,091	784	1,042	1,700
Recognized deferred tax asset	—	—	(28)	(341)	(669)	(1,076)
Utilized during the year	—	—	—	(317)	(921)	(805)
Expired tax loss-PRC	—	(1,778)	(837)	(2,024)	(1,907)	(1,558)
Exchange difference	—	—	191	(813)	(764)	(289)

At end of the year	$8,437	$6,450	$16,867	$14,156	$10,937	$8,909

The valuation allowance as of December 31, 2020, 2021, 2022, 2023 and 2024 was related to deferred tax assets generated by net operating losses carried forward and property, plant and equipment that, in the judgment of management, more likely than not will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences and carryforwards become deductible.
As of December 31, 2020, the Company had net operating losses of $3.3 million, which may be carried forward indefinitely
, and
net operating losses of $3.2 million, $9.3 million, $10.5 million, $12.8 million and $17.2 million, which will expire in the years ending December 31, 2021, 2022, 2023, 2024 and 2025, respectively.
As of December 31, 2021, the Company had net operating losses of $3.3. million, which may be carried forward indefinitely
, and
net operating losses of $9.6 million, $10.8 million, $12.3 million, $16.7 million and $16.1 million, which will expire in the years ending December 31, 2022, 2023, 2024, 2025 and 2026, respectively.
As of December 31, 2022, the Company had net operating losses of $3.3 million, which may be carried forward indefinitely
,

and
net operating losses of $10.2 million, $11.7 million, $15.8 million, $15.1 million and $3.1 million, which will expire in the years ending December 31, 2023, 2024, 2025, 2026 and 2027, respectively.
As of December 31, 2023, the Company had net operating losses of $3.3 million, which may be carried forward indefinitely
, and
net operating losses of $9.6 million, $15.0 million, $14.4 million, $3.0 million and $3.7 million, which will expire in the years ending December 31, 2024, 2025, 2026, 2027 and 2028, respectively.
As of December 31, 2024, the Company had net operating losses of $3.3 million, which may be carried forward indefinitely
, and
net operating losses of $14.7 million, $14.1 million, $2.9 million, $3.7 million and $6.6 million, which will expire in the years ending December 31, 2025, 2026, 2027, 2028 and 2029, respectively.
The Company’s deferred tax liabilities as of December 31, 2020, 2021, 2022, 2023 and 2024 are attributable to the following:

December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
Sales-type lease income	$11,380	$18,211	$16,072	$15,437	$14,929
Debt issuance cost	$—	$35	$11	$—	$—
Operating lease income	$144	$840	$1,068	$1,106	$1,029
Taxable temporary differences arising from long-lived assets	$241	$228	$292	$334	$384
Operating losses	$(2,838)	$—	$—	$—	$—

Net deferred tax liabilities	$8,927	$19,314	$17,443	$16,877	$16,342

F-3
7

A reconciliation of the income tax expense to the amount computed by applying the current statutory tax rate to the income (loss) before income taxes in the consolidated statements of comprehensive income (loss) is as follows:

Year ended December 31,	2019	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)	(’000)
(Loss) income before income taxes	$(15,231)	$22,272	$(39,118)	$(50,339)	$(49,975)	$44,190
PRC tax rate	25%	25%	25%	25%	25%	25%
Tax benefit (tax expense) at PRC tax rate on income (loss) before income tax	$3,808	$(5,568)	$9,780	$12,584	$12,494	$(11,048)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(192)	(195)	(1,373)	(13)	(5)	9
Change in valuation allowance	870	209	(11,067)	(443)	(373)	(624)
Tax benefit (tax expense) arising from items which are not assessable (deductible) for tax purposes:
Non-deductible and non-taxable items	(2,311)	(1,343)	(12,329)	(15,664)	(14,475)	(5,029)
Others	(135)	318	674	1,011	1,886	1,648

Income tax benefit (expense)	$2,040	$(6,579)	$(14,315)	$(2,525)	$(473)	$(15,044)

No income tax arose in the United States of America in any of the periods presented.

15.	Commitments and Contingencies

(a)	Commitments
The contractual obligations of the Company, including purchase commitments under non-cancelable
arrangements as of December 31, 2021, 2022, 2023 and

2024, are summarized below. The Company does not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments due by period
As of December 31,2021	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(in thousands of U.S. dollars)
Contractual Obligations
Capital commitments	$158,246	$40,421	$27,987	$62,041	$27,797

F-
38

	Payments due by period
As of December 31,2022	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(in thousands of U.S. dollars)
Contractual Obligations
Capital commitments	$112,044	$17,202	$18,725	$65,755	$10,362

	Payments due by period
As of December 31,2023	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(in thousands of U.S. dollars)
Contractual Obligations
Capital commitments	$103,468	$10,275	$65,008	$19,465	$8,720

	Payments due by period
As of December 31,2024	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(in thousands of U.S. dollars)
Contractual Obligations
Capital commitments	$93,408	$10,152	$71,736	$11,520	$—

(b)	Significant legal proceedings
The Company has no significant legal proceedings as of December 31, 2021, 2022, 2023 and 2024, other than the cases disclosed herein and in Note 14.
China Nuclear Industry 22nd Construction Company Limited Litigation
In January 2022, China Nuclear Industry 22nd Construction Company Limited (“CNI22”) commenced proceedings against NTISZ before the Shenzhen Intermediate People’s Court in relation to a construction contract dispute. The plaintiff requested payment of project costs and related interest totaling approximately RMB 323 million. Further, as part of the litigation proceedings, at the request of CNI22, the court issued a property preservation order over NTISZ’s bank accounts and NTISZ’s real estate assets located at Building No. 1 (office building), Building No. 2 (office building), Building No. 3 (factory building) and Building No. 4 (equipment building) on Namtai Road, Gushu, Xixiang Street, Bao’an District, Shenzhen. On December 22, 2023, the court rendered its judgment, ordering NTISZ to pay progress payments of approximately
RMB55.59
million and related interest, while dismissing the plaintiff’s other claims. On February 2, 2024, the court issued an enforcement decision confirming full payment, case closure, and release of all preservation measures.
Guangzhou Bank Litigation
In October 2022, Guangzhou Bank Co., Ltd. Shenzhen Branch filed a lawsuit against NTISZ, its guarantors NTG and Zastron Shenzhen, all of which are wholly owned subsidiaries of the Company. The dispute arose from a fixed-asset loan agreement, and the amount in dispute was approximately RMB 575 million. The court accepted the case and granted property preservation measures over the land use rights of Nam Tai Technology Center and certain equity interests held by NTISZ.
As a result of the litigation and the suspension of project construction, Guangzhou Bank reclassified the Company’s loan as “special mention” at the end of 2022. The classification and ongoing disputes temporarily constrained the Company’s bank financing capacity and liquidity position until June 2024 when Guangzhou Bank reclassified the loan back to “normal” following active communication and settlement efforts by the current Board and management.

F-
39

On July 26, 2024, Guangzhou Bank filed an application to withdraw the lawsuit, citing that all parties had reached a settlement, and simultaneously applied to lift the property preservation orders. Subsequently, on September 10, 2024, the Shenzhen Intermediate People’s Court issued an enforcement decision lifting all property preservation measures related to this case. The releases were completed, and the case was fully closed on September 13, 2024.
Wuhan Lingyun Architectural Decoration Engineering Co., Ltd. Litigation
In December 2022, Wuhan Lingyun Architectural Decoration Engineering Co., Ltd. (“Wuhan Lingyun”) filed a lawsuit against NTISZ before the Bao’an District People’s Court of Shenzhen, seeking approximately RMB 28 million for construction and material payments. The court dismissed all of the plaintiff’s claims in September 2023. The plaintiff withdrew its appeal in February 2024, and the judgment has become final.
In conjunction with these and the abovementioned litigation, in 2023 one of the Company’s lender banks, Bank of China, also downgraded its loan classification to “special mention” due to potential cross-default and litigation risks. This downgrade further constrained the Company’s liquidity until the classification was restored to “normal” in December 2024.
Litigation related to 2020 PIPE and settlements with GSL and West Ridge
In October 2020, the Company entered into a securities purchase agreement (the “2020 PIPE”) with Greater Sail Ltd. (“GSL”), a wholly owned subsidiary of Kaisa Group Holdings Limited, and West Ridge Investment Company Limited (“West Ridge”). Under the agreement, the Company issued and sold 16,051,219 shares and 2,603,366 shares to GSL and West Ridge, respectively, each at a par value of $0.01 per share, for total consideration of $146.9 million and $23.8 million. The 2020 PIPE took place prior to the election and appointment of the Company’s reconstituted Board in 2021.
That same month in October 2020, one of the Company’s shareholders, IsZo Capital LP (“IsZo”), filed legal proceedings in the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) seeking to set aside the 2020 PIPE. In March 2021, the BVI Court voided the 2020 PIPE.
Settlement with GSL
Following the BVI Court’s judgment, in March 2021, GSL initiated an international arbitration against the Company, seeking reimbursement of the $146.9 million paid under the now-void 2020 PIPE. The Company was involved in numerous actions and proceedings with GSL and Kaisa across Hong Kong, the British Virgin Islands and the PRC. In October 2024, the Company, GSL and Kaisa reached a global settlement, through which all outstanding disputes were amicably resolved. The settlement resulted in a gain to the Company in 2024 (see Note 13(1)).
Settlement with West Ridge
In connection with the 2020 PIPE litigation, the Company, under the former management team and Board, entered into a settlement and indemnity agreement with West Ridge, providing for, among other things, the return of
$23.8 million representing the purchase price paid by West Ridge in the 2020 PIPE if the 2020 PIPE was declared invalid. In April 2022, the BVI Court issued a judgment against the Company and in favor of West Ridge in the amount of $23.8 million (the “West Ridge Judgment”). Since then, the West Ridge Judgment has accrued costs and interest. After the Company appealed the West Ridge Judgment, on July 27, 2023, the Eastern Caribbean Court of Appeal dismissed the Company’s appeal and affirmed the West Ridge Judgment. In December 2024, the Company and West Ridge reached a final settlement agreement, resolving all outstanding disputes. The settlement resulted in a gain to the Company in 2024 (see Note 13(1)).
Nam Tai • Longxi General Contractor Dispute
In July 2025, the Company received a notice from Shenzhen Guangshengda Construction Co., Ltd. (“Guangshengda”) regarding the assignment of claims for Nam Tai • Longxi project under its general construction contract to Shenzhen Weiyueda Mechanical & Electrical Installation Engineering Co., Ltd. (“Weiyueda”). The Company responded in August 2025, disputing and refusing to acknowledge the validity of such assignment. The Company believes the assignment is invalid due to, among other reasons, Guangshengda’s failure to fully perform its post-warranty maintenance obligations, which has led to customer complaints and potential group disputes; the ongoing and unresolved final project settlement process, which includes potential claims for liquidated damages against Guangshengda for project delays; and Guangshengda’s failure to issue the full amount of required invoices for the project.
In late August 2025, 54 residential units of the project were frozen by a court order following a pre-litigation asset preservation application filed by Weiyueda.

F-4
0

In September 2025, the Company filed a jurisdictional challenge, arguing that the case should be heard by a court in Shenzhen, which is currently under review by the court. The Company has also applied to substitute the frozen assets, specifically the pre-sold properties, with other unencumbered assets. Such an application has not been approved as the plaintiff, Weiyueda, objected.
In October 2025, Weiyueda’s legal counsel proposed a potential settlement involving the transfer of properties in lieu of cash payment. This proposal is under preliminary review and no agreement has been reached.
Based on consultation with legal counsel, management believes the Company has reasonable grounds to contest the claims. However, the ultimate outcome and timeline remain uncertain. As of the date of this report, the Company has not recorded a provision related to this matter.
Nam Tai • Longxi Property Services Dispute
The Company is involved in litigation with Dongguan Kaisa Property Management Co., Ltd. (“Dongguan Kaisa Property”), the initial property management service provider for Nam Tai • Longxi project, which substantially completed construction in 2022.
In October 2024, as part of the above mentioned Settlement with GSL, the Company entered into a settlement agreement with Dongguan Kaisa Property to terminate the property management contract for Nam Tai • Longxi project and change the property management company with the assistance of Dongguan Kaisa Property. However, Dongguan Kaisa Property did not vacate, and filed a lawsuit against the Company later in 2025.
In August 2025, Dongguan Kaisa Property obtained a pre-litigation preservation order from the court, freezing two residential units of the Nam Tai • Longxi project and approximately

RMB
0.16
 million in the Company’s bank accounts. In October 2025, the Company obtained
Dongguan
Kaisa Property’s statement of claim, which seeks payment of approximately RMB
1.09
 million in property management fees for vacant residential units and parking units from November 2024 to May 2025, plus fees of approximately RMB
2.2

million for vacant commercial units from September 2023 to May 2025, totaling approximately RMB 3.43 million, inclusive of late payment interest.
In November 2025, in response to Dongguan Kaisa Property’s actions, the Company initiated arbitration with the International Chamber of Commerce (“ICC”) against GSL and Kaisa.
On January 21, 2026, the Company and the Kaisa-affiliated parties executed a supplemental agreement to the Settlement. Pursuant to this supplemental agreement, the parties have submitted applications to withdraw the Dongguan litigation, to lift all related preservation measures, and to withdraw the ICC arbitration. Dongguan Kaisa Property has also undertaken that it will not pursue any claims for property management service fees incurred on or before December 31, 2025.
Based on consultation with legal counsel, management believes that the supplemental agreement has fully resolved the disputes. All litigation, arbitration proceedings and related preservation measures have been, or are in the process of being, formally withdrawn. As the Company no longer faces a probable loss, no provision has been recorded.

16.	Operating Leases
Operating leases as lessor
On March 25, 2014, NTISZ entered into an operating lease agreement to lease out certain of its buildings located in Shenzhen. The lease term originally was 3 years from May 1, 2014 to April 30, 2017. On March 21, 2016, the lease term was extended for six months to October 31, 2017. The lease contract expired on October 31, 2017. From July 2018 to 2024, NTISZ entered into operating leases with many tenants, with expiry dates from 2021 to 2027. In terms of leasing, as of December 31, 2021, 2022, 2023 and 2024, we had leased a total
area of
22,820
,
14,822
,
11,137
and
21,843
square meters to tenants in Nam Tai Inno Valley and the occupancy rate was
60
%,
39
%,
29
% and
57
% respectively.
In October 2018, Wuxi Zastron-Flex signed a rental agreement to lease out the former site of the Wuxi factories to a third party. The term of the lease is 12 years, with 10 months of rent-free incentive from the date the property is handed over. The property was handed over to the tenant in
February 2019
. In July 2024,
the
C
ompany
received a notice of housing expropriation issued by the Wuxi Municipal People’s Government, which stated the ownership of the houses and the right to use the land would be recovered at the same time. After receiving the notice, the
Company
 cooperated with the municipal government to start the work clearing the tenants. As of December 31, 2024, the clearing work was still ongoing.
In September 2019, Nam Tai • Tang Xi Technology Park signed a rental agreement to lease out the factory property to many tenants, and
a
s of
 December 31, 2020, 2021, 2022, 2023 and June 30, 2024, the occupancy rate of Nam Tai • Tang Xi Technology Park was approximately 78%, 93%, 73%, 56% and 44%, with expiry dates from 2021 to 2024.
As of December 31, 2024, the Company has closed the project and completed the eviction of tenants.
In January 2020, SHCY signed a rental agreement to lease out the office property (U-Creative Space) which was leased from a third-party. On December 31, 2020, 2021 and November 30, 2022, the occupancy rate of Shanghai office property was approximately
70%, 91% and 38%. Due to the poor market environment, this project was closed at the end of 2022.
In January 2020, Nam Tai Inno Park signed a rental agreement to lease out the business property to a third party, and on December 31, 2020, more business property and office property were
leased out to many tenants. By the end of 2021, 2022, 2023 and 2024, the Compan
y has
 leased floor area of approximately
209,938
,
227,846
,
225,210
,
and
209,983
square meters in
Nam Tai
Inno Park to tenants, equal to an occupancy rate of
79
%,
86
%,
85
% and
79
%
,
respectively.

F-4
1

Operating lease income of $2,526 thousand, $3,817 thousand, $12,076 thousand, $16,475 thousand, $16,028 thousand and $14,474 thousand were recognized in respect of the above operating lease during the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, respectively.
Operating leases as lessee
In accordance with FASB ASC 842, the Company measured and recognized a right of use asset of $9,695 thousand, $92 thousand and $37 thousand as of December 31, 2020, 2021 and 2022, and lease liabili ties
of $10,308 thousand, $9,206 thousand, $2,959 thousand and $2,554 thousand as of December 31, 2020, 2021, 2022 and 2023 respectively. The adoption of ASC 842 had an immaterial effect on the audited consolidated balance sheet as of January 1, 2019. The Company did not record right of use asset
s
in 2023 and 2024, and did not record lease liabilit
ies
in 2024.
In August 2018, ICCL entered into a
3-year
lease agreement with a third-party company for the Hong Kong office. The Company closed its
Hong Kong office at the end of 2021.
In September 2019, NTTP entered into a leasing agreement with Shenzhen Baoguanwei Property Management Co., Ltd for a term of 9.6 years to rent a building of contract floor area of 7,586 square meters. As of December 31, 2024, the Company
closed the project and completed the eviction of tenants.
In January 2020, SHCY entered into a
10-year
lease agreement with Shanghai Longdesheng Investment Co., Ltd to rent a building of contract floor area of approximately 3,981 square meters. Due to the poor market environment, this project was closed at the end of 2022.
In April 2020, NTDG entered into a
35-month
lease agreement with a third-party for an office in Dongguan.
In May 2020, SZKC entered into a
14-month
lease agreement with a third-party for an office in Shenzhen. In December 2021, SZKC entered into a 24-month lease agreement with a third-party for an office in Shenzhen.
In August 2020, NTDG entered into a
24-month
lease agreement with a third-party for a canteen in Dongguan. On July 19, 2022, the lease term was extended for 12 months to August 23, 2023.
The following table shows the total lease cost and the cash flows arising from the six operating leases, and information about weighted-average remaining lease term and weighted-average discount rate.

At December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
Lease cost
Operating lease cost	$1,801	$1,570	$1,521	$525	$264
Sublease income	(615)	(1,482)	(1,103)	(344)	(150)

Total lease cost	$1,186	$88	$418	$181	$114

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$1,305	$1,515	$575	$503	$—

Right-of-use assets obtained in exchange for new operating lease liabilities	$486	$51	$33	$23	$—

Weighted-average remaining lease term - operating lease	96 months	85 months	75 months	64 months	—

Weighted-average discount rate – operating lease	6.75%	6.75%	6.75%	6.75%	—

F-4
2

Maturities of lease liabilities are as follows:

Year ended December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
2021	$1,702	$—	$—	$—	$—
2022	1,527	1,103	—	—	—
2023	1,426	1,492	547	—	—
2024	1,630	1,666	539	530	—
2025	1,642	1,678	550	540	—
2026	—	1,605	582	572	—
2027	—	—	593	583	—
2028	—	—	—	618	—
Thereafter	$5,379	$3,891	$838	$206	$—

	$13,306	$11,435	$3,649	$3,049	$—
Less: Imputed interest	(2,998)	(2,229)	(690)	(495)	—

Total lease cost	$10,308	$9,206	$2,959	$2,554	$—

Lease liabilities consist of the following:

Year ended December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
Current portion of lease liabilities	$1,064	$700	$361	$372	$—
Noncurrent portion of lease liabilities	9,244	8,506	2,598	2,182	—

Total lease liabilities	$10,308	$9,206	$2,959	$2,554	$—

17.	Segment Information
There was no segment information to be disclosed for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, respectively. A summary of operations income (loss), net income (loss) and long-lived assets by geographical areas is as follows:

Year ended December 31,	2019	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)	(’000)
Operations income within:
- PRC, excluding Hong Kong:	$2,965	$71,206	$62,362	$50,088	$83,205	$29,185

Net income (loss) within:
- PRC, excluding Hong Kong	$(8,364)	$25,062	$(25,948)	$(27,234)	$(11,059)	$(21,098)
- Hong Kong	(4,827)	(9,369)	(27,485)	(25,630)	(39,389)	50,244

Total net income (loss)	$(13,191)	$15,693	$(53,433)	$(52,864)	$(50,448)	$29,146

F-4
3

As of December 31,	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)
Long-lived assets by geographical area:
- Real estate properties under development in PRC, excluding Hong Kong	$190,492	$184,603	$174,692	$180,514	$191,549
- Property, plant and equipment in PRC, excluding Hong Kong	26,389	25,475	21,718	20,447	16,250
- Hong Kong	179	—	—	—	6
- Real estate properties held for lease in PRC, excluding Hong Kong	92,207	170,422	151,598	143,692	135,428
- Right of use assets in PRC, excluding Hong Kong	9,511	92	37	—	—
- Hong Kong	184	—	—	—	—

Total long-lived assets	$318,962	$380,592	$348,045	$344,653	$343,233

18.	Disaggregation of Revenue
The following tables disaggregate the Company’s revenues by major source and nature of the underlying arrangements for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, respectively.
Sales-type lease income represents lease arrangements that meet the criteria for sales-type leases under ASC 842, primarily from the dormitory units in Nam Tai Inno Park that do not contain repurchase options.
Operating lease income represents lease income recognized on a straight-line basis over the lease term when the lessee has possession of the leased space. This category also included lease arrangements arising from those units in the dormitories of Nam Tai Inno Park for customers who had exercised repurchase options in 2024 that were accounted for as leases in accordance with the Company’s application of the practical expedient. Thus, not all sales with repurchase options were accounted for as operating leases.
Sales of property relate primarily to sales of residential properties in Nam Tai • Longxi, recognized under ASC 606 when control of the property is transferred to the customer.
Property service income represents revenue from property management in the existing factory buildings located on the sites of Nam Tai Inno Park, Tang Xi and Shanghai.
Other revenue consists mainly of utility reimbursements and other ancillary income.

Year ended December 31,	2019	2020	2021	2022	2023	2024
	(’000)	(’000)	(’000)	(’000)	(’000)	(’000)
Operations income
Sales-type lease income	$—	$66,778	$46,734	$574	$2,603	$4,735
Operating lease income	$2,526	$3,817	$12,076	$16,475	$16,028	$14,474
Sales of property	$—	$—	$—	$26,946	$58,372	$4,125
Property service income	$11	$214	$2,393	$4,199	$4,096	$3,738
Other revenue	$428	$397	$1,159	$1,894	$2,106	$2,113

	2,965	$71,206	$62,362	$50,088	$83,205	$29,185

F-4
4

19.	Employee Severance Benefits
In 2019, 2020, 2021, 2023 and 2024, employee severance benefits that were recorded as employee compensation under general and administrative expenses in the statements of comprehensive income were $1.5 million, $0.1 million, $0.3 million, $1.4 million and $0.3 million, respectively. The Company did not record employee severance benefits under general
and
administ
rative
 expenses in 2022.
In 2019, 2020, 2021 and 2023, the employee severance benefits that were recorded under selling and marketing expenses in the statements of comprehensive income were $14 thousand, $16 thousand, $18 thousand and $65 thousand, respectively. The Company did not record employee severance benefits under selling and marketing expenses in 20
22
and 2024.

20.	Related Party Transactions, Balances and Loans
Kaisa and Greater Sail
In 2019, 2020, 2021, 2022 and 2023, property management fees of $0.5 million, $1.3 million,
$2.9 million, $3.1 million and $1.1
million, respectively, were incurred to Kaisa Property Management (Shenzhen) Co., Ltd., a related party controlled by our then principal shareholder. All the contract terms are at arm’s length and management service fees are paid monthly.
As of December 31, 2021 and 2022, the balances payable from these transactions to Kaisa Property Management (Shenzhen) Co., Ltd. as a then related party were $0.6 million and $1.8 million, respectively (2020: $0.2 million). The balances payable to Greater Sail, also a related party controlled by our then principal shareholder, arising from the voided 2020 PIPE as described in Note 15(b), were
$146.9 million (2020: $146.9
million). All of these balances were unsecured, interest-free and repayable on demand.

IAT and IsZo
Loans
On January 11, 2022, the Company entered into certain promissory notes (the “Original Promissory Notes”) with IAT Insurance Group, Inc. (“IAT”) and IsZo Capital Management L.P. (“IsZo”), both principal shareholders of the Company, pursuant to which IAT and IsZo provided loans of up to $15.0 million (the “IAT Note”) and $5.0 million (the “IsZo Note”), respectively. The full amount of the IAT Note was drawn, and $3.75 million was drawn under the IsZo Note, as IsZo did not fund the remaining $1.25 million draw request. The loans are unsecured, bear interest at 10% per annum on the outstanding principal, computed on an actual/365–366-day
basis. For reference, the long-term loan interest rate published by the People’s Bank of China for the same period was 4.75% (subject to a fluctuation of ±5). The promissory notes originally matured on January 11, 2024 and were prepayable, in whole or in part, at the option of the Company. On April 1, 2023, the parties entered into amendments to the Original Promissory Notes, extending their maturity date to January 11, 2026, and allowing the Company, on a go-forward
basis, to pay interest in shares of the Company, calculated based on the
30-day
volume-weighted average price.
Because the reconstituted Board was not in possession of the Company’s corporate chops and given the Company’s limited liquidity, management focused on identifying potential sources of additional capital to improve liquidity and strengthen the Company’s financial position.
As of December 31, 2022, the principal balance of IAT
was
$15.0 million,
and
capitalized interest
was
$0.9 million. The principal balance of IsZo
was
$3.8 million,
and
capitalized interest
was
$0.3 million.
On April 5, 2023, $4,338,791 of principal and capitalized interest outstanding under the loan from IAT, and $1,102,707 of principal and capitalized interest outstanding under the loan from IsZo, were settled through equity issuances pursuant to settlement arrangements (See “Settlement and Release Agreements” below).
As of December 31, 2023 and 2024, the principal balance of the loan from IAT was
$12.0 million and $12.9
million, respectively, with capitalized interest of
$0.9 million and $1.3
million, respectively. The principal balance of the loan from IsZo was
$3.0 million and $3.2
million, respectively, with capitalized interest of
$0.2 million and $0.3
million, respectively.
Settlement and Release Agreements
On April 5, 2023, the Company entered into a settlement and release agreement with IsZo Capital Management L.P. (the “Settlement Agreement”). Pursuant to the Settlement Agreement, the Company issued an aggregate of 861,285 shares to IsZo at a price of $1.75 per share, consisting of (i) 630,118 shares issued in exchange for the cancellation of $1,102,707 of principal and capitalized interest outstanding under the IsZo Note, and (ii) 231,167 shares issued in exchange for the cancellation of a claim in the amount of $404,541.53, which related to an order of the British Virgin Islands court dated November 25, 2021. Pursuant to the Settlement Agreement, the Company released IsZo from any claims and causes of action related to IsZo’s failure to fund the remaining drawdown request under the IsZo Note, and IsZo released the Company from any claims and causes of action arising from and relating to such claim.
On the same date, pursuant to an exchange and amendment agreement with IAT Insurance Group, Inc., the Company issued 2,479,309 shares to IAT at a price of $1.75 per share in exchange for the cancellation of $4,338,791 of principal and capitalized interest outstanding under the IAT Note.

Private Placement
Separately, after consideration by the Board, on April 5, 2023, the Company entered into a Securities Purchase Agreement with certain purchasers for the purchase and sale of 8,821,273 shares in a private placement at a price of US $1.75 per Share for aggregate proceeds of approximately $15.4 million (the “Private Placement”). The shares purchased by related parties included 2,857,143 shares by IAT Reinsurance Company Ltd. for $5 million and 2,285,714 shares by IsZo Capital Management LP for $4 million. The shares issued in the Private Placement were sold and issued in reliance on an exemption from registration under the Securities Act of 1933, as amended. The Company intends to use the proceeds from the Private Placement for general corporate purposes, including working capital and general and administrative expenses, and to satisfy existing obligations and liabilities, including obligations that may arise in connection with litigation proceedings.

21.	Subsequent Events

(1)
On January 3, 2025, the Company had fully drawn down the credit facilities with Shenzhen Rural Commercial Bank (“SRCB”) as disclosed in Note 9(3), totaling
RMB 110
million (approximately $15.5 million). The loan matures in eight years and bears a blended all-in rate of approximately
4.4%
per year (based on the loan prime rate published by the Central Bank of the People’s Republic of China). The loan is collateralized with the Company’s Nam Tai Inno Valley property.

(2)
On March 15, 2025, the Company entered into an agreement for the sale of its Wuxi property to the local government of Wuxi (the “Buyer”) for a total consideration of
RMB 224.8
million (approximately
 $31
million). The Buyer paid
50%
of the purchase price upon signing of the agreement and the remaining 50% upon closing in May 2025.

As of December 31, 2024, the Wuxi property had a carrying value of
 $9.09
million. Following a comprehensive review of its property portfolio, the Company identified this property as a non-core asset. The sale proceeds are being used to strengthen the Company’s liquidity position and support ongoing operations.

(3)
On March 17, 2025, the Company refinanced its
Nam Tai
Technology Center property with a construction loan from SRCB to restart construction activities. The new loan has a maturity of ten years from the closing date and, when fully drawn in accordance with the drawdown schedule, will total RMB 700 million. As of October 31, 2025, RMB 475 million had been drawn. The blended all-in
rate (five-year Loan Prime Rate, or LPR, plus 110 basis points) is approximately 4.7% per year (based on the LPR published on February 20, 2025, as required by the Central Bank of the People’s Republic of China).

The loan agreement permits partial repayment without penalty upon certain conditions in accordance with the release schedule. The Company may also prepay the loan in whole or in part, subject to a prepayment penalty equal to three months’ interest on the outstanding balance at the time of prepayment.
This refinancing replaced a previous loan with Bank of Guangzhou, which had total loan proceeds capped at RMB 450 million, an approximate rate of 6.0% per year (based on one-year
LPR published on August 20, 2024, as required by the bank, plus basis points), and a maturity date of March 1, 2026. In conjunction with the refinancing, the Company incurred a prepayment penalty of RMB
13.7
 million to Bank of Guangzhou based on the existing loan terms, which will be recognized in the Company’s financial statements for the year ending December 31, 2025.

(4)
On July 4, 2025, the Company entered into a new loan agreement (the “New Loan”) with China CITIC Bank Corporation Limited relating to its
 Nam Tai
Inno Park property in Shenzhen, China. The New Loan has a total facility amount of RMB 600 million, of which RMB 400 million and RMB 200 million were drawn on
July 11, 2025
and July 31, 2025, respectively. The New Loan matures on July 4, 2040, 15 years from the signing date, and bears a blended annual interest rate of approximately 4.3% (based on the five-year Loan Prime Rate published on June 20, 2025, plus 80 basis points). The principal repayment schedule requires repayments of RMB 12 million within one year and RMB 54 million within three years from the full drawdown date.

The New Loan replaced the previous loan with Bank of China, which had an outstanding balance of RMB 405 million as of July 21, 2025 and an original maturity date of November 7, 2028. The refinancing provides improved terms and is expected to generate significant cash flow benefits, including approximately RMB 195 million in available liquidity and reduced principal repayment and interest expenses of approximately RMB 73 million over the next year and RMB 225 million over the next three years. Excess proceeds are expected to be used to support the continued development of Nam Tai Technology Center and unlock value at
Nam Tai
Inno Valley.

(5)
In July 2025, the Company received a notice from Shenzhen Guangshengda Construction Co., Ltd. (“Guangshengda”) regarding the assignment of claims for Nam Tai • Longxi project under its general construction contract to Shenzhen Weiyueda Mechanical & Electrical Installation Engineering Co., Ltd. (“Weiyueda”). The Company responded in August 2025, disputing and refusing to acknowledge the validity of such assignment. The Company believes the assignment is invalid due to, among other reasons, Guangshengda’s failure to fully perform its post-warranty maintenance obligations, which has led to customer complaints and potential group disputes; the ongoing and unresolved final project settlement process, which includes potential claims for liquidated damages against Guangshengda for project delays; and Guangshengda’s failure to issue the full amount of required invoices for the project.

In late August 2025, 54 residential units of the project were frozen by a court order following a pre-litigation asset preservation application filed by Weiyueda.

F-4
6

In September 2025, the Company filed a jurisdictional challenge, arguing that the case should be heard by a court in Shenzhen, which is currently under review by the court. The Company has also applied to substitute the frozen assets, specifically the pre-sold properties, with other unencumbered assets. Such an application has not been approved as the plaintiff, Weiyueda, objected.
In October 2025, Weiyueda’s legal counsel proposed a potential settlement involving the transfer of properties in lieu of cash payment. This proposal is under preliminary review and no agreement has been reached.
Based on consultation with legal counsel, management believes the Company has reasonable grounds to contest the claims. However, the ultimate outcome and timeline remain uncertain. As of the date of this report, the Company has not recorded a provision related to this matter.

(6)
The Company is involved in litigation with Dongguan Kaisa Property Management Co., Ltd. (“Dongguan Kaisa Property”), the initial property management service provider for Nam Tai • Longxi project, which substantially completed construction in 2022.

In October 2024, as part of the abovementioned Settlement with GSL, the Company entered into a settlement agreement with Dongguan Kaisa Property to terminate the property management contract for Nam Tai • Longxi project and change the property management company with the assistance of Dongguan Kaisa Property. However, Dongguan Kaisa Property did not vacate, and filed a lawsuit against the Company later in 2025.
In August 2025, Dongguan Kaisa Property obtained a pre-litigation preservation order from the court, freezing two residential units of the Nam Tai • Longxi project and approximately RMB 0.16 million in the Company’s bank accounts. In October 2025, the Company obtained Dongguan Kaisa Property’s statement of claim, which seeks payment of approximately RMB 1.09 million in property management fees for vacant residential units and parking units from November 2024 to May 2025, plus fees of approximately RMB 2.2 million for vacant commercial units from September 2023 to May 2025, totaling approximately RMB 3.43 million, inclusive of late payment interest.
In November 2025, in response to Dongguan Kaisa Property’s actions, the Company initiated arbitration with the International Chamber of Commerce (“ICC”) against GSL and Kaisa.
On January 21, 2026, the Company and the Kaisa-affiliated parties executed a supplemental agreement to the Settlement. Pursuant to this supplemental agreement, the parties have submitted applications to withdraw the Dongguan litigation, to lift all related preservation measures, and to withdraw the ICC arbitration. Dongguan Kaisa Property has also undertaken that it will not pursue any claims for property management service fees incurred on or before December 31, 2025.
Based on consultation with legal counsel, management believes that the supplemental agreement has fully resolved the disputes. All litigation, arbitration proceedings and related preservation measures have been, or are in the process of being, formally withdrawn. As the Company no longer faces a probable loss, no provision has been recorded.

(7)
Since late 2024, IsZo Capital LP (“IsZo”) has made several demands against the Company related to, among other things, IsZo’s allegation that the Company owes it reimbursements for certain litigation and activism campaign costs. The Company has been engaged in discussions with IsZo regarding IsZo’s allegations. To date, IsZo has not filed any formal litigation action against the Company.

(8)
On December 23, 2025, the Company and IAT Insurance Group, Inc. entered into an amendment to the amended Original Promissory Note as disclosed in Note 20, which had a principal amount of $12 million and a maturity date of January 11, 2026. Base on the new amendment, beginning January 12, 2026, the maturity date of the Note will automatically extend for successive 90-day rollover periods unless IAT delivers at least 60 days’ prior written notice requiring repayment before the end of any such period. As of the amendment date, the outstanding principal balance of the Note was approximately $15.75 million, with accrued interest of approximately $47 thousand.

(9)
On January 9, 2026, the Company fully repaid the outstanding principal of $3 million and accrued interest of approximately $0.95 million under the IsZo Note as disclosed in Note 20. IsZo has also claimed additional expenses of $0.95 million. We have requested supporting evidence for this claim but have not yet received a response as of the date of this filing.

F-4
7

SCHEDULE 1
NAM TAI PROPERTY INC.
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars)

	Year ended December 31,
	2019	2020	2021	2022	2023	2024
General and administrative expenses*	$(2,948)	$(7,416)	$(10,842)	$(23,291)	$(37,989)	$(21,692)
Other income (expenses), net	(556)	(4)	(416)	(2,018)	(1,304)	71,798
Interest income	962	344	—	1	1	1

Income (loss) before income tax	(2,542)	(7,076)	(11,258)	(25,308)	(39,292)	50,107
Income tax expenses	—	—	—	—	—	—

Income (loss) before share of net profits of subsidiaries, net of income tax	(2,542)	(7,076)	(11,258)	(25,308)	(39,292)	50,107
Share of net (losses) profits of subsidiaries, net of income tax	(10,649)	22,769	(42,175)	(27,556)	(11,156)	(20,961)

Net (loss) income	$(13,191)	$15,693	$(53,433)	$(52,864)	$(50,448)	$29,146
Foreign currency translation adjustment	(3,136)	13,597	5,484	(20,397)	(3,049)	13,550
Other comprehensive (loss) income	(3,136)	13,597	5,484	(20,397)	(3,049)	13,550

Comprehensive (loss) income	$(16,327)	$29,290	$(47,949)	$(73,261)	$(53,497)	$42,696

* Amount of share-based compensation expense included in general and administrative expenses	$539	$1,002	$433	$5,375	$21,517	$6,241

F-
4
8

SCHEDULE 1
NAM TAI PROPERTY INC.
BALANCE SHEETS
(In thousands of U.S. dollars)

	December 31,
	2020	2021	2022	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	$12,517	$90	$4,131	$1,339	$1,766
Prepaid expenses and other receivables	2,380	2,326	4,181	3,763	2,926
Amounts due from subsidiaries	177,140	180,593	180,043	186,568	71,635

Total current assets	192,037	183,009	188,355	191,670	76,327
Investments in subsidiaries	229,032	192,341	144,388	130,183	122,772

Total assets	$421,069	$375,350	$332,743	$321,853	$199,099

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$25,372	$25,757	$31,086	$181,552	$8,930
Amounts due to a shareholder	146,869	146,869	146,869	—	—
Amounts due to subsidiaries	—	—	—	—	—

Total current liabilities	172,241	172,626	177,955	181,552	8,930
Amounts due to shareholders	—	—	19,950	16,159	17,836

Total liabilities	$172,241	$172,626	$197,905	$197,711	$26,766

Shareholders’ equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued and outstanding 39,197,991, 39,347,991, 40,547,379, 58,334,115 and 60,203,214 shares as at December 31, 2020, 2021, 2022, 2023 and 2024, respectively)	392	393	405	583	602
Additional paid-in capital	265,084	266,928	272,291	314,914	320,390
Accumulated deficit	(10,822)	(64,255)	(117,119)	(167,567)	(138,421)
Accumulated other comprehensive loss	(5,826)	(342)	(20,739)	(23,788)	(10,238)

Total shareholders’ equity	248,828	202,724	134,838	124,142	172,333

Total liabilities and shareholders’ equity	$421,069	$375,350	$332,743	$321,853	$199,099

F-
4
9

SCHEDULE 1
NAM TAI PROPERTY INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2019	38,186,991	$382	$257,125	$(13,329)	$(16,287)	$227,891
Shares issued on exercise of options	445,000	4	2,631	—	—	2,635
Stock-based compensation expenses	—	—	539	—	—	539
Net loss	—	—	—	(13,191)	—	(13,191)
Foreign currency translation adjustments	—	—	—	—	(3,136)	(3,136)

Balance at December 31, 2019	38,631,991	$386	$260,295	$(26,520)	$(19,423)	$214,738

Shares issued on exercise of options	566,000	6	3,787	—	—	3,793
Stock-based compensation expenses	—	—	1,002	—	—	1,002
Net income	—	—	—	15,693	—	15,693
Foreign currency translation adjustments	—	—	—	—	13,597	13,597
Others	—	—	—	5	—	5

Balance at December 31, 2020	39,197,991	$392	$265,084	$(10,822)	$(5,826)	$248,828

Shares issued on exercise of options	150,000	1	1,411	—	—	1,412
Stock-based compensation expenses	—	—	433	—	—	433
Net loss	—	—	—	(53,433)	—	(53,433)
Foreign currency translation adjustments	—	—	—	—	5,484	5,484
Others	—	—	—	—	—	—

Balance at December 31, 2021	39,347,991	$393	$266,928	$(64,255)	$(342)	$202,724

Shares issued on equity awards	1,199,388	12	5,150	—	—	5,162
Stock-based compensation expenses	—	—	213	—	—	213
Net loss	—	—	—	(52,864)	—	(52,864)
Foreign currency translation adjustments	—	—	—	—	(20,397)	(20,397)
Others	—	—	—	—	—	—

Balance at December 31, 2022	40,547,379	$405	$272,291	$(117,119)	(20,739)	$134,838

Shares issued on private placement and equity awards	17,786,736	178	42,522	—	—	42,700
Stock-based compensation expenses	—	—	101	—	—	101
Net loss	—	—	—	(50,448)	—	(50,448)
Foreign currency translation adjustments	—	—	—	—	(3,049)	(3,049)
Others	—	—	—	—	—	—

Balance at December 31, 2023	58,334,115	$583	$314,914	$(167,567)	(23,788)	$124,142

Shares issued on equity awards	1,869,099	19	5,476	—	—	5,495
Stock-based compensation expenses	—	—	—	—	—	—
Net income	—	—	—	29,146	—	29,146
Foreign currency translation adjustments	—	—	—	—	13,550	13,550
Others	—	—	—	—	—	—

Balance at December 31, 2024	60,203,214	$602	$320,390	$(138,421)	$(10,238)	$172,333

F-5
0

SCHEDULE 1
NAM TAI PROPERTY INC.
STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31,
	2019	2020	2021	2022	2023	2024
Cash flows from operating activities:
Net income (loss)	$(13,191)	$15,693	$(53,433)	$(52,864)	$(50,448)	$29,146
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Share of net loss (profits) of subsidiaries, net of taxes	10,649	(22,769)	42,175	27,556	11,156	20,961
Share-based compensation expenses	539	1,002	433	5,375	21,517	6,241
Gain on disposal of property, plant and equipment	—	—	—	—	—	—
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other receivables	(15)	(52)	54	(1,856)	417	837
Increase (decrease) in accrued expenses and other payables	1,144	177	600	5,329	9,445	(173,368)
Increase (decrease) in amount due to shareholders and other related companies	—	—	—	1,200	(3,791)	1,677

Net cash provided by (used in) operating activities	$(874)	$(5,949)	$(10,171)	$(15,260)	$(11,704)	$(114,506)

Cash flows from investing activities:
(Increase) decrease in amount due from subsidiaries	(2,202)	(191,088)	(3,453)	551	(6,525)	114,933

Net cash provided by (used in) investing activities	$(2,202)	$(191,088)	$(3,453)	$551	$(6,525)	$114,933

Cash flows from financing activities:
Proceeds from private placement	—	—	—	—	15,437	—
Proceeds from shareholder loans	—	—	—	18,750	—	—
Proceeds from options exercise	2,635	3,793	1,197	—	—	—
Amounts due to a shareholder and an investor	—	170,690	—	—	—	—

Net cash (used in) provided by financing activities	$2,635	$174,483	$1,197	$18,750	$15,437	$—

Net decrease in cash and cash equivalents	(441)	(22,554)	(12,427)	4,041	(2,792)	427
Cash and cash equivalents at beginning of year	35,512	35,071	12,517	90	4,131	1,339

Cash and cash equivalents at end of year	$35,071	$12,517	$90	$4,131	$1,339	$1,766

F-5
1

SCHEDULE 1
NAM TAI PROPERTY INC.
NOTE TO SCHEDULE 1
(In thousands of U.S. dollars)
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed
25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2024, $408,536 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024.
During the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, no cash dividend was declared and paid by subsidiaries to the Company.

F-5
2