Form 20-F
period 2025-12-31
NAM TAI PROPERTY INC.
filed 2026-04-29
CIK 829365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

No. 2, Namtai Road

Gushu Community, Xixiang Township, Bao’an District

Shenzhen City 518000, Guangdong Province

People’s Republic of China

(Address of principal executive offices)

Yuhua (Lillian) Zhang, Chief Financial Officer

Tel:(852) 3955-2809

Email: ir@namtai.com.cn

Nam Tai Property Inc., No. 2, Namtai Road

Gushu Community, Xixiang Township, Bao’an District

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

As of December 31, 2025, there were 60,547,760 common shares of the registrant outstanding.

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

Except where the context otherwise requires and for purposes of this Annual Report on Form 20-F only:

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
•
“Mainland China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao for purpose of this annual report;
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

The Company is a BVI holding company that primarily operates its business in China through its PRC subsidiaries. Such structure involves unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

Due to the constant evolution of the social, legal, and economic environments, we face various risks and uncertainties related to doing business in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business and accept foreign investments. For example, we face risks associated with regulatory approvals on offshore securities offerings, oversight on cybersecurity and data privacy as the PRC legal system and regulatory environment continue to rapidly evolve. The PRC government has recently published new policies that significantly affected various industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to China.”

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

You should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this annual report. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in management’s expectations. You should also carefully review the risk factors described in other documents we file from time to time with the U.S. Securities and Exchange Commission (the “SEC”). You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Summary of Risk Factors

Investing in our company may involve significant risks. Nam Tai Property Inc. is a China-based company incorporated in the British Virgin Islands. Similar to all other entities with foreign-incorporated holding company structures operating in China, we face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to oversee and regulate the business operations of a China-based company like us, including overseas listings and overseas fundraisings. See “Item 3. Key Information—D. Risk Factors—Risks Related to China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

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
•
Although we have completed the audit for the fiscal year ended December 31, 2025, our historical failure to meet reporting obligations may impose regulatory and capital-market risks.
•
We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our shares.
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
•
Ongoing geopolitical tensions may negatively impact Shenzhen economy and local constituents’ attitudes towards us.
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

Our current auditor, MRI Moores Rowland LLP (“MRI”), the independent registered public accounting firm that issues the financial reports included elsewhere in this annual report, is currently registered with the PCAOB. The PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MRI is headquartered in Singapore and is not subject to the determinations announced by the PCAOB on December 16, 2021.

However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Each year, the PCAOB will determine whether it can inspect and investigate audit firms completely in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms in the Chinese mainland and Hong Kong completely and we plan to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, or that the PCAOB would determine that it can inspect or fully investigate our auditor at such future time, and if we were so identified for two consecutive years, our securities would become subject to the prohibition on trading in the United States under the HFCA Act. See “Item 3. Key Information—D. Risk Factors—Risks Related to China—The enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislation or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities could be prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB requirement in time.”

An Overview on Our Core Assets

As of the date of this annual report, the Company’s core assets comprise a simple portfolio of four real estate projects, all of which are located in the Greater Bay Area:

•
Nam Tai Inno Park, a 331,701 square meter (in total gross floor area, or GFA) industrial park located in Guangming District, Shenzhen. Constructed between 2018 and 2020, the for-rent project reached approximately 75% occupancy as of December 31, 2025;
•
Nam Tai Technology Center, a 194,595 square meter (in total GFA) industrial park located in Bao’an District, Shenzhen. The project is currently under construction and expected to be completed by June 2026, with the acceptance inspection by July 30, 2026;
•
Nam Tai Inno Valley, a to-be-redeveloped former factory facility in Bao’an District, Shenzhen, adjacent to Nam Tai Technology Center, with an existing gross floor area of 41,927 square meters. Consistent with typical redevelopment projects in the area, the gross floor area may increase upon government approval of the redevelopment plan. The final GFA and terms remain subject to regulatory approval, and we cannot assure you that the expected increase will be realized;
•
Nam Tai • Longxi, a 114,520 square meter (in total GFA) for-sale residential property located in Machong, Dongguan. Constructed between 2020 and 2022, the project is currently for sale with an inventory-to-sales ratio of 88.67% as of December 31, 2025.

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

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offering

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, each of our PRC subsidiaries is required to have, and does have, a business license issued by the PRC State Administration for Market Regulation or its local counterparts. Several PRC subsidiaries are responsible for distinct real estate development projects. Under the PRC laws and regulations, there are governmental licenses and permits that need to be obtained for each real estate project from local authorities. As of the date hereof, all of our PRC subsidiaries have obtained all, and none has been denied, any requisite licenses and permits from the PRC government authorities that are required for their primary business operations in China. These include, among others, qualification certificates for real estate development enterprises, real estate property registration certificates, land use rights certificates, construction land use planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services in the future.

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from any PRC authorities regarding conducting our business without requisite approvals or permits. However, we cannot assure shareholders that we will not be subject to any penalty in the future due to a lack of such approvals or permits. If (i) we or our subsidiaries do not receive or maintain any permission or approval required of us or our subsidiaries, (ii) we or our subsidiaries inadvertently and mistakenly concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and we or our subsidiaries become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in the Chinese mainland as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. Our business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our common shares could significantly decline or become worthless. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We may fail to obtain, or experience material delays in obtaining requisite licenses, certificates, permits or governmental approvals for our technology park development projects. As a result, our development plans, business, results of operations and financial condition may be materially and adversely affected.”

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and certain other PRC governmental authorities jointly released the revised Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to these measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. These measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including, without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to listing abroad. As of December 31, 2025, we had not received any notice that we are a critical information infrastructure operator from any government authority, nor had we received any request from the CAC to undergo a cybersecurity review. As advised by our PRC counsel, Beijing Dacheng Law Office, LLP (Shenzhen), as of the date of this annual report, neither the Company nor any of its subsidiaries currently are subject to the cybersecurity review process with respect to the historical offering of our securities or the business operations of our PRC subsidiaries, as neither we nor any of our PRC subsidiaries has been designated as a critical information infrastructure operator by the competent authorities or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users There remains uncertainty, however, as to how the Revised Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Revised Cybersecurity Review Measures.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Overseas Offering and Listing Measures, which became effective on March 31, 2023, and subsequently issued seven supporting guidelines on CSRC’s official website. Pursuant to these measures, PRC domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC within three working days following the submission of application for an initial public offering or listing. These filings shall include, among other documents, (i) a filing report, (ii) regulatory opinions, filing or approval documents issued by the competent authorities of the industry concerned (if applicable), (iii) opinions on the security assessment and review issued by the competent department of the State Council (if applicable), (iv) legal opinions and undertakings issued by PRC counsel, and (v) the listing documents. Our PRC counsel, Beijing Dacheng Law Offices, LLP (Shenzhen), has advised us that, based on their understanding of currently effective PRC laws and regulations, including the Overseas Offering and Listing Measures, as of the date of this annual report, we are not required to obtain any prior approval or permission from or complete filing procedures with the CSRC or CAC for our historical offshore offerings to foreign investors which have been completed.

However, we are required to go through filing procedures with the CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in the nature of equity) to foreign investors if certain conditions set forth in the Overseas Offering and Listing Measures are met so that they are considered “indirect overseas offerings and listings by a PRC domestic company”. We cannot assure shareholders that we will be able to comply with such filing requirements in a timely manner, or at all. If we fail to obtain the necessary approval or complete the filings and other regulatory procedures in a timely manner, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in the Chinese mainland, limitations on our operating activities in China, restrictions on or prohibition of the payments or remittance of dividends by our Chinese mainland subsidiaries, delay of or restriction on the repatriation of the proceeds from our securities offering into the Chinese mainland, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filings or other regulatory procedures for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation and the trading price of our common shares.

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

Our business has been materially and adversely affected as a result of shareholder activism, a proxy contest and related litigation. The proxy fight between IsZo Capital LP (“IsZo”), one of our shareholders, and Kaisa Group Holdings Limited (“Kaisa”), our former controlling shareholder, lasted until the last quarter of 2024 (the “Shareholders Dispute”), with certain potential risks still remaining. Under the Kaisa-controlled Board, the Company acquired a land parcel in Machong, Dongguan, for the “Nam Tai • Longxi” project, at approximately RMB705 million in 2020, severely straining the Company’s cash flow.

Following the legal proceedings instituted by IsZo in October 2020 against Kaisa in the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court (the “BVI Court”), the BVI Court handed down a judgment on March 3, 2021, holding that the offering of our common shares by private placement to Kaisa on October 5, 2020 (the “Private Placement”) was void and should be set aside. In December 2021, Nam Tai’s shareholders successfully removed four Kaisa-appointed directors and appointed six new Board members through a shareholders’ meeting, while also dismissing Kaisa-appointed CEO Wang Jiabiao.

However, the former management refused to hand over the corporate chops, business licenses, and bank account access, leaving the new Board unable to obtain financial records or pay suppliers. Meanwhile, the dispute with Kaisa caused concern from our lending banks, local authorities and suppliers. The Company’s strategic partners suspended project negotiations, suppliers demanded cash payments, and new tenant signings and lease renewals stalled. Lending banks were requiring full loan repayment and restricting fund transfers from company accounts, making employee salary payments difficult. In 2022, workers staged protests at Nam Tai Technology Center, disrupting project progress. Moreover, the Dongguan residential project “Nam Tai • Longxi” has been unable to complete liquidation. Even if fully liquidated, the project would be expected to incur massive losses, representing a significant ongoing risk for the Company. During this period, the Company also faced a cascade of other operational crises: rising tenant attrition rates at Nam Tai Inno Park, construction delays and suspensions at Nam Tai Technology Center, which may result in potential significant government penalties, and an exodus of employees. 80% of Nam Tai Technology Center was constructed under the former management team, who failed to properly hand over the project to the current management. All of these factors severely disrupted our domestic leasing and development operations.

Since 2022, prolonged management disarray has also resulted in the Company’s repeated failure to file financial reports on time or comply with listing rules, triggering regulatory scrutiny and a severe erosion of market confidence that precipitated a stock price collapse, ultimately leading to the Company’s delisting from the NYSE.

Shareholder activism, proxy contests and related litigation have resulted in costs to us and have required management and Board attention. Additionally, they may give rise to perceived uncertainties as to our future, which could affect our relationships with banks, suppliers, and contractors, and make it more difficult to attract and retain qualified personnel. Following the recent reconciliation among shareholders, we continue to monitor potential risks associated with corporate chops and the authority of the legal representative due to accumulated litigation and economic disputes from the past. These factors could potentially lead to further challenges from the former shareholder or former delegated management, which may affect the Company’s operational stability and legal compliance. In addition, we may incur significant legal fees and other expenses related to shareholder activism, proxy contests and related litigation that may arise in the future. Our stock price could be subject to fluctuations or otherwise be adversely affected by any possible events, risks and uncertainties related to shareholder activism, proxy contests and related litigation. If any of these risks materialize, they could adversely affect our business, financial condition, results of operations or cash flows, as well as investors’ confidence in our business.

We may be subject to operational and litigation risks due to the Company’s prior dealings with IsZo.

Since late 2024, IsZo has made several demands against the Company related to, among other things, IsZo’s allegation that the Company owes it reimbursements for certain litigation and activism campaign costs. The Company has been engaged in discussions with IsZo regarding IsZo’s demands. To date, IsZo has not filed any formal litigation action against the Company.

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

Certain sales-type lease arrangements entered into by prior Kaisa-affiliated management involved upfront lease payments and repurchase rights (put options) granted to customers. As previously disclosed in our annual report for the fiscal year ended December 31, 2020, this leasing model was relatively new in the local market, was not widely adopted, and was implemented under regulatory constraints that limit the transfer of property rights on industrial land. Because these arrangements involve features that may be viewed by regulators as similar to disguised sales, they may attract regulatory scrutiny.

In 2024, the Company managed to address the repurchase right obligations with customers by proposing various types of supplemental agreements that revised the original settlement terms. This adjustment alleviated the Company’s short-term cash flow pressure associated with making the repurchase payments under the original settlement terms. Most customers accepted the revised settlement terms.

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

Although we have completed the audit for the fiscal year ended December 31, 2025, our historical failure to meet reporting obligations may impose regulatory and capital-market risks.

Due to the past Shareholders Dispute and the refusal from Kaisa-affiliated management, the Company has failed to meet its disclosure obligations, resulting in the delisting from the NYSE.

Although the Company has now completed the audits of its consolidated financial statements for the year ended December 31, 2025 with an unqualified opinion, we cannot assure you that the historical non-compliance with disclosure obligations will not impact regulatory approvals or delay our relisting progress.

We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our shares.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Our management, with the participation of our chief executive officer and chief financial officer, has assessed our internal control over financial reporting as of December 31, 2025. Based on such assessment, our management concluded that its internal control over financial reporting as of December 31, 2025 our internal control over financial reporting was effective.

In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm has issued an attestation report, in which it has concluded that the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025. See “Item 15. Controls and Procedures.” We are required to disclose changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on an annual basis.

Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management efforts. We face challenges in timely and appropriately designing controls in response to evolving risks of material misstatement. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

We recognize the importance of maintaining effective internal controls over our financial reporting. However, we cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.

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

These activities are wide-ranging and include overseeing multiple active litigation matters, designing and implementing a new internal control framework, and continually negotiating with lenders, regulators, and former counterparties. While these actions are necessary for the Company’s recovery and long-term stability, they represent a material diversion of management’s attention and resources away from the day-to-day operations, strategic planning, market analysis, and the implementation of our long-term growth strategy. This continued diversion could hinder our operational performance, slow our response to market opportunities and competitive threats, and ultimately limit our ability to create value for shareholders. The opportunity cost of this protracted cleanup effort is a significant, albeit non-financial, burden on the Company’s future prospects.

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

As of December 31, 2025, we had four significant projects located in the GBA, including Nam Tai Inno Park, Nam Tai Technology Center, Nam Tai Inno Valley and Nam Tai • Longxi. In the event that general economic conditions in the cities and regions where we operate do not perform as expected, demand for office or commercial properties may decrease, which could adversely affect our business, operating results and financial position.

The real estate market in China is highly cyclical and its supply and demand are affected by changes in economic, social and political, regulatory, environmental and other conditions beyond our control. We cannot assure you that there will not be an oversupply of properties in the GBA or other parts of China where we operate or intend to expand. In the event of an oversupply of properties, property prices in the markets may decline. Any market downturn in the cities or regions where we operate could adversely affect our business, results of operations and financial condition.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects. Our continued access to Chinese and local lenders may be impacted by geopolitical and economic factors outside management’s control.

The global macroeconomic environment continues to face challenges, including the production conflicts among major oil producers in the world and uncertainties over the impact of the Russia-Ukraine conflict. The Chinese economy has shown slower growth compared to the previous decade since 2012 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest in the Middle East, Europe and Africa, which have resulted in market volatility. There have also been concerns over the relationship between China and other countries, including surrounding Asian countries. Recent international trade disputes, including tariff actions announced by the United States, China and certain other countries, recent escalation in the Middle East, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, financial condition, results of operations and prospects.

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

Ongoing geopolitical tensions may negatively impact Shenzhen economy and local constituents’ attitudes towards us.

In recent years, escalating and prolonged U.S.-China tensions and prolonged trade wars have significantly impacted Shenzhen, a major hub for China’s foreign trade. The city has seen a decline in import/export volumes, with U.S. sanctions disproportionately targeting its high-tech enterprises. These geopolitical headwinds now pose substantial risks to our U.S.-controlled enterprise, potentially undermining partnerships with local authorities and financial institutions’ support. Separately, recent escalation in the Middle East, including the 2026 conflict involving the United States, Israel, and Iran and disruptions to the Strait of Hormuz, has caused significant volatility in global oil prices. Sustained high energy prices could increase our construction and operating costs, exert downward pressure on the value of the Renminbi, and slow economic growth in the Greater Bay Area, which may adversely affect tenant demand for industrial space, our rental income, operating margins and overall financial performance.

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

The regulations promulgated by the central and local governments may change from time to time to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. Since 2016, many local governments including Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin have issued notices restricting the purchase of houses. However, since 2023, the Chinese government has implemented a series of accommodative policies for the real estate market, comprehensively relaxing restrictive measures to stimulate rigid demand and revitalize existing assets. Notably, China’s industrial real estate policies are “enhancing efficiency, reducing costs, and promoting upgrading”. Through measures such as relaxing floor-area ratio requirements, controlling land costs, innovating land supply models, and easing property division restrictions, an increasing number of cities have piloted “mixed-use industrial land” initiatives to drive the transformation of traditional manufacturing toward intensive and intelligent development. It is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies or adopt new measures that are less restrictive in the future.

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

Our Nam Tai Technology Center project has been suspended for about two and a half years due to the Shareholders Dispute, and we have failed to comply with some terms in related contracts. Currently, we are actively negotiating with the relevant authorities regarding potential penalty mitigation solutions. As of the date of this annual report, we have not received any penalty notice.

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

Property development in the PRC, and in Shenzhen in particular, is highly regulated by the government and has long and complicated processes, which generally requires a large amount of capital and involves numerous parties such as designers, material suppliers, contractors and subcontractors, and potential purchasers and tenants. At various stages of our development projects, we are required to obtain and maintain certain licenses, certificates, permits and governmental approvals, including but not limited to, qualification certificates, land use rights certificates, construction land use planning permits, construction works planning permits, construction permits, pre-sale permits, construction acceptance certificates and property ownership certificates. Before government authorities issue any license, certificate or permit, we must satisfy certain specific conditions and requirements. We cannot assure you that we will not encounter material delays or difficulties in fulfilling the necessary conditions to obtain all necessary licenses, certificates or permits for our projects in a timely manner, or at all.

We cannot assure you that the final GFA of Nam Tai Technology Center as approved by the government will be the same as expected, which may add uncertainty to our ability to obtain certificates for the construction project. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations on Real Estate Development and Management” for more information.

The relevant PRC tax authorities may challenge the basis on which we have been paying our land appreciation tax and our results of operations and cash flows may be affected.

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

Failure to maintain the security of our information and technology networks, including personally identifiable and customer information, as well as uncertainties with respect to the interpretation and implementation of cybersecurity review procedures and proprietary business information, could adversely affect us.

In the PRC, the government is still ramping up regulations with regard to personal information protection. On October 1, 2020, the Information Security Technology—Personal Information Security Specification (GB/T 35273-2020), or the “2020 Specification,” took effect. Although the 2020 Specification is a recommended guideline, and it is not enforceable by law, the authority will use this standard to evaluate our compliance with China’s legal guidelines and regulations regarding personal information protection. On August 20, 2021, the Standing Committee of the National People’s Congress, or “SCNPC,” promulgated the Personal Information Protection Law of the PRC, or the “Personal Information Protection Law,” which integrates various rules with respect to personal information rights and privacy protection. The Personal Information Protection Law, which took effect on November 1, 2021, seeks to protect the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the laws and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities conducted by entities outside China for natural persons within China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. The Personal Information Protection Law provides severe punishment for violations of the regulations relating to the processing of personal information.

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

Furthermore, the CAC, the NDRC, the Ministry of Industry and Information Technology, or the “MIIT,” and several other administrations jointly published the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that certain operators of critical information infrastructure engaged in the purchasing of network products and services, and certain network platform operators carrying out data processing activities, in each case that affect or may affect national security, must apply with the Cybersecurity Review Office to conduct a cybersecurity review. On July 30, 2021, the State Council issued the Security Protection Regulations for Critical Information Infrastructure, or the “Regulation for CII,” which became effective on September 1, 2021. The Regulation for CII specifies that CII refers to important Internet facilities and information systems in significant industries, such as public communication, information services, energy, traffic, water conservancy, financing, public services, e-government, national defense technology, and other facilities that once destroyed, lost function or data leakage, may seriously endanger national security, national economy, people’s livelihood, and public interest. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to further decisions of competent PRC regulatory authorities.

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

We are a holding company established in the British Virgin Islands; we operate most of our business and operations through our subsidiaries in China. Our ability to pay dividends to our shareholders and to service our indebtedness outside China depends significantly upon dividends that we receive from our subsidiaries in China. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund certain reserve funds until the cumulative amount of such reserves reaches 50.0% of its respective registered capital and, with the approval of a shareholder meeting, a PRC subsidiary may set aside a certain amount of after-tax profits to its discretionary general reserves. As of December 31, 2025, our statutory reserves amounted to $ 4.5 million. Our statutory reserves are not distributable as cash dividends. Dividends paid by the PRC subsidiaries may also be subject to PRC withholding tax. In addition, restrictive covenants in bank credit facilities, bonds, other long-term debt agreements, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and our ability to receive distributions. Specifically, all lending banks of the Company prohibited the borrower from paying dividends or reducing capital before full repayment of the loans. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

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

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. Due to the current measures imposed by the PRC government (as well as other measures that may be imposed in the future) which limit our access to additional capital, as well as restrictions imposed on our conduct under existing debt arrangements, we cannot assure shareholders that we will be able to obtain sufficient funding to finance intended purchases of land and land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Our failure to obtain adequate financing in a timely manner and on reasonable terms could severely adversely restrict our ability to complete existing projects, expand our business or repay our obligations, and affect our cash flow, liquidity, financial performance and condition.

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

We incur ongoing maintenance and refurbishment costs at our completed projects, Nam Tai Inno Park and Nam Tai Inno Valley. Certain non-critical upgrades were deferred in prior years due to liquidity constraints during the shareholder transition period. While safety and structural repairs have been prioritized and addressed, remaining planned capital improvements (such as elevator modernizations and roofing systems) will require future expenditures.

If these maintenance needs increase or if we are unable to pass on a meaningful portion of such costs to tenants due to competitive market conditions, we could incur higher-than-expected capital expenditures. This may adversely affect our operating margins, cash flow and overall financial performance. We cannot assure you that we will be able to manage these expenditures within our capital budget or that they will not have a material adverse effect on our results of operations.

Macroeconomic headwinds, market oversupply and direct competition directly from adjacent projects pose significant risks to Nam Tai Inno Park’s occupancy and rental income.

We face competition from newly developed and recently launched industrial parks in proximity to our projects, including in the Guangming District of Shenzhen. The influx of new supply from competing developments, which may offer comparable or superior locational advantages and deploy more aggressive leasing incentives, has intensified competitive pressures in the local market. Increased supply and competitive leasing terms from these projects could affect our ability to attract and retain tenants, put downward pressure on rental rates, and adversely impact occupancy levels and rental income at Nam Tai Inno Park. In particular, tenant attrition at lease renewal junctures and pricing erosion when securing new occupiers could compress overall project yield. These risks may be further exacerbated by broader macroeconomic headwinds that dampen demand for industrial and technology park space across Shenzhen’s manufacturing and technology sectors.

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

As of December 31, 2025, we held approximately 370,000 square meters (in total “GFA”) of investment properties in Shenzhen in China. As of December 31, 2025, we also had approximately 190,000 square meters of investment properties under construction for which we plan to develop commercial properties for lease. We anticipate that we may prudently and gradually increase our commercial investment properties as appropriate opportunities arise in the future. Any form of real estate investment is difficult to liquidate, and as a result, our ability to sell our properties in changing economic, financial and investment conditions is limited. In addition, we may need to incur operating and capital expenditures to manage and maintain our properties, or to correct defects or make improvements to these properties before selling them. We cannot assure you that we could obtain financing for such expenditures at a reasonable cost, or at all.

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

In addition, we may from time to time enter into lease agreements with strategic partners, which may be subject to termination risk that could adversely affect our rental income and operations. In December 2025, we entered into a six-year master lease agreement with Shenzhen Anju Leyu Development & Construction Co., Ltd. (“Shenzhen Anju”), a state-owned enterprise that manages the rental housing program for the Futian District Government, covering approximately 456 dormitory units across approximately 24,000 square meters of facilities at our Nam Tai Technology Center project in Bao’an District. Pursuant to the terms of the master lease agreement, Shenzhen Anju’s ability to perform its obligations under the master lease agreement is fundamentally dependent on the continuation of its cooperation with the Futian District Government and on the government policies including the policies supporting Shenzhen’s subsidized rental housing program. Accordingly, in the event of the Futian District Government’s termination of its cooperation with Shenzhen Anju, or any change in governmental policies, Shenzhen Anju would be excused from its obligations under the master lease agreement without any liability to us, and we would have no contractual recourse to seek damages or to compel continued performance. The PRC government has broad discretion to adopt, amend, or rescind governmental policies, and we cannot predict whether the policies currently supporting the Futian District Government’s rental housing program under the master lease agreement will remain in effect. If the master lease agreement were terminated for any of the above reasons, we could face a significant reduction in anticipated rental income, an extended lease-up period, and materially increased leasing costs as we seek to replace Shenzhen Anju with alternative tenants at market rates and without the occupancy stability that the current partnership is expected to provide. Any of these outcomes could materially and adversely affect our revenue stability, results of operations, financial condition, and prospects.

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

We maintain property and liability insurance policies with coverage features and insured limits that we believe are consistent with market practices in the property development sector in Shenzhen, China. Nonetheless, the scope of insurance coverage that we can obtain may be limited, as we have to consider the commercial reasonableness of the insurance cost. There are also certain types of losses that are currently uninsurable in China. Our contractors may not be sufficiently insured themselves, or have the financial ability to absorb any losses that arise with respect to our projects or settle any claims we may have against them. We generally do not maintain any business disruption insurance or key-man insurance. As such, certain types of losses, generally of an unforeseen or catastrophic nature, such as those caused by the outbreak of infectious diseases, fires, natural disasters, and terrorist acts, may not be sufficiently, or at all, covered by insurance. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial conditions and results of operations, could be materially and adversely affected.

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

We adopted (i) a stock option plan in 2016 (the “2016 Share Option Plan”), (ii) a stock option plan in 2017 (the “2017 Share Option Plan”), and (iii) a long-term incentive plan (the “LTIP”), in 2022, to provide additional incentives to employees, directors, consultants and other service providers. The maximum aggregate number of common shares which may be issued under the 2016 Share Option Plan is 3,500,000 shares. No options were granted pursuant to the 2016 Share Option Plan during 2025. As of December 31, 2025, 766,200 options were issued and outstanding under the 2016 Stock Option Plan. The maximum aggregate number of common shares which may be issued under the 2017 Share Incentive Plan is 1,500,000 shares. No options were granted pursuant to the 2017 Share Option Plan during 2025. As of December 31, 2025, 1,140,000 options were issued and outstanding under the 2017 Stock Option Plan. The maximum number of shares that may be delivered to the LTIP participants in connection with RSUs granted is 10,000,000 shares. See “Item 6. Directors, Senior Management and Employees—Compensation—Employee Share Incentive Plans.” While we currently have no plan to grant awards under the 2016 Share Option Plan and the 2017 Share Option Plan, we expect to continue to grant awards under our LTIP, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

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

Our business could be adversely affected by the effects of epidemics and outbreaks. Health or other government regulations adopted in response to such emergencies or epidemics, natural disasters such as earthquakes, tsunamis, storms, floods or hazardous air pollution, or other catastrophic events may require temporary suspension of part or all operations. Such a suspension could disrupt our business and adversely affect the results of our operations and our financial condition. Moreover, these types of events could negatively impact the economy and the business of our tenants, which would in turn adversely impact our business and our results of operations and financial conditions.

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

Based on our analysis of our income, assets, activities and market capitalization, we do not expect to be classified as a PFIC for the taxable year ended December 31, 2025. However, our PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of our company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the common shares from time to time, which could be volatile). In addition, the risk of our company being a PFIC for any taxable year will increase if its market capitalization declines substantially during that year. Furthermore, whether and to which extent our company’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including our future business plan and the application of laws that are subject to varying interpretation. Moreover, the application of the PFIC rules with respect to us is unclear in certain respects. The United States Internal Revenue Service (the “IRS”) or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. For example, based on the current and anticipated structure and operations of our group, as well as rules contained in certain U.S. Treasury Regulations, we intend to treat certain rents and gains from any real property that we hold directly or that is held directly by our subsidiaries as active income. The application of the rules addressing active rental income to our facts is complex, however, and it is possible that future tax laws may adversely change these rules or the IRS may not agree with our conclusions. Accordingly, there can be no assurances that we will not be a PFIC for our past, current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are or become a PFIC for U.S. federal income tax purposes, the U.S. Holder (as defined below) generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. Prospective U.S. Holders of our common shares should consult their tax advisors regarding the application of the PFIC rules in their particular circumstances. In particular, because we believe we were likely a PFIC prior to the taxable year ended December 31, [2018], for a U.S. Holder who has held our common shares from the period during which we were considered a PFIC, we may continue to be treated as a PFIC even if we cease to be a PFIC unless such U.S. Holder makes certain “deemed sale” election. See “Item 10. Additional Information—E. Taxation—Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Because under certain attribution rules we or our non-U.S. subsidiaries may be treated as controlled foreign corporations for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. Holders of common shares who own, directly or indirectly, ten percent or more of common shares.

For U.S. federal income tax purposes, each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation” (a “CFC”) generally is required to include in income such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income” or “net CFC tested income,” as applicable, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” and “net CFC tested income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. A non-U.S. corporation generally will be classified as a CFC if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock entitled to vote of such corporation or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) who owns or is considered to own, directly, indirectly or constructively, 10% or more of either the total combined voting power of all classes of stock entitled to vote of such corporation or the total value of the stock of such corporation. The determination of CFC status is complex and have been subject to recent changes in tax law. Under certain “constructive attribution” rules applicable till the 2025 taxable year we or our non-U.S. subsidiaries may be treated as constructively owned by certain U.S. Holders and, therefore, there can be no assurance that we or our non-U.S. subsidiaries will not be treated as CFCs. While such constructive attribution rules will no longer apply beginning in 2026, similar adverse U.S. tax consequences may still apply to Ten Percent Shareholders owning more than 50% of either the total combined voting power of all classes of stock entitled to vote of a non-U.S. corporation or of the total value of such corporation as if such corporation were a CFC. Prospective holders of common shares that may be or become Ten Percent Shareholders should consult their tax advisors with respect to the application of the CFC rules in their particular circumstances.

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

In the United States, changes in corporate governance practices due to the Dodd-Frank Act and the Sarbanes-Oxley Act, changes in the continued listing rules of national securities exchanges, the new accounting pronouncements and new regulatory legislation, rules or accounting standards changes have increased our cost when operating as a U.S. public company and may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have made some activities more time-consuming and have increased financial compliance and administrative costs for public companies, including foreign private issuers like us. In addition, any future changes in regulatory legislation, rules or accounting standards may cause our legal and accounting costs to further increase. These new rules and regulations require increasing time commitments and resource commitments from our company, including from senior management. This increased cost could negatively impact our earnings and have a material adverse effect on our financial position or results of operations.

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
•
the sections of the Securities Exchange Act of 1934 requiring principal shareholders to file public reports of their stock ownership and trading activities and prescribing the short-swing profit recovery for principal shareholders, directors and officers; and
•
certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

The GBA is a global hub for electronics manufacturing and export. Tariffs on Chinese goods or restrictions on key technologies (e.g., semiconductors) can disrupt the supply chains and profitability of our tenant base, which is heavily concentrated in these sectors.

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

Under PRC law before 2008, we were afforded a number of tax concessions by, and tax refunds from, PRC tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the PRC government enacted a unified enterprise income tax (“EIT”) law which became effective on January 1, 2008 and was amended on December 29, 2018. Prior to the EIT Law, as FIEs located in Shenzhen, China, our PRC subsidiaries enjoyed a national income tax rate of 15% and were exempted from the 3% local income tax. The preferential tax treatment given to our subsidiaries in the PRC as a result of reinvesting their profits earned in previous years in the PRC also expired on January 1, 2008. Under the EIT Law, most domestic enterprises and FIEs are subject to a single PRC EIT rate of 25% from 2012 onwards.

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

In February 2015, the State Administration of Tax (“SAT”) issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident EIT.

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

Cross-border capital flows of enterprises are subject to the Foreign Exchange Administration Regulations. Large outbound payments by PRC enterprises require approval from the State Administration of Foreign Exchange (SAFE). If a company needs to make overseas payments for technical service fees, patent licensing fees, etc., such transactions may trigger a security review if they involve “important data,” leading to payment delays or rejection. Additionally, when making payments to overseas suppliers for patent fees or equipment procurement, if the transaction is deemed to involve “transfer pricing,” it may be blocked by banks or require supplementary documentation.

Under PRC law, dividends may only be paid out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises, less any recovery of accumulated losses and allocations to statutory funds we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. As a result, our subsidiaries in the PRC may not be able to pay a dividend in a given year. China’s tax authorities may also change the determination of income which would limit our PRC subsidiaries’ ability to pay dividends and make other distributions.

Prior to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC. However, under the EIT Law, dividends payable to foreign investors that are derived from sources within the PRC are subject to income tax at a rate of 10% by way of withholding unless the foreign investors are companies incorporated in countries that have tax treaty agreements with the PRC, whereupon the rate agreed by both countries will be applied. For example, under the terms of the tax treaty between Hong Kong and the PRC, which became effective in December 2006, distributions from our PRC subsidiaries to our Hong Kong subsidiary are subject to a withholding tax at a rate ranging from 5% to 10%, depending on the extent of ownership of equity interests held by our Hong Kong subsidiary in our PRC enterprises. As a result of this PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises will be reduced. Since we derive most of our profits from our subsidiaries in the PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, impair our ability to issue dividends to our shareholders in the future.

Restrictions on cross-border payments may impair our ability to repay shareholder loans, potentially forcing equity conversion at significant dilution to existing shareholders.

As detailed in Promissory Notes Amendments (Item 5), the Company took on two Shareholders Loans (both US dollar loans at the BVI Holdco level, payable only in US dollars) from IAT and IsZo totaling $19.69 million, originally maturing on January 11, 2026. On January 9, 2026, the Company fully repaid the outstanding amount of $3.95 million under the IsZo Note. Subsequently, on March 20, 2026, the Company fully repaid approximately $17.1 million outstanding under the IAT Note.

Following these repayments, the Company no longer has any outstanding shareholder loans from IAT or IsZo. However, any future shareholder loans or similar obligations that require cross-border repayment from the PRC would still be subject to approval by the State Administration of Foreign Exchange (SAFE). As mentioned in the preceding risk factor, large outbound payments require SAFE approval and may be delayed, blocked, or subjected to additional review. Any failure to obtain the necessary approvals or to complete the cross-border payment procedures in a timely manner could prevent us from meeting repayment obligations under future facilities.

While the Company has the contractual option to equitize such debt at maturity in lieu of cash repayment, such conversion, if it were to occur, is likely to take place at a suboptimal time (for example, before the Company is relisted and frequent trading of its shares resumes) and could therefore materially dilute existing shareholders.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the “M&A Rules,” which became effective on September 8, 2006 and was amended on June 22, 2009, and the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the “Security Review Rules,” issued by MOFCOM in August 2011. These laws and regulations impose requirements in some instances that approval from MOFCOM must be obtained in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of PRC requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and MOFCOM jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. On January 22, 2024, the Provisions of the State Council on Filing Thresholds for Business Concentrations came into effect, which raises the filing threshold concerning the revenues of parties participating in business concentrations to be consistent with the current Anti-Monopoly Law of PRC, and, to a certain degree, alleviates the burdens of PRC regulatory compliance applicable to acquisition activities.

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

In addition, on February 17, 2023, the CSRC promulgated the Overseas Offering and Listing Measures and five relevant guidelines on the application of the Regulatory Rules, which took effect on March 31, 2023, requiring the overseas securities offerings or listings of Chinese domestic companies to be filed with the CSRC. The Overseas Offering and Listing Measures clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among other things, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Offering and Listing Measures must fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including any (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes a material change after an overseas offering and listing, and is therefore beyond the scope of the business stated in the original filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of such changes. The CSRC promulgated Guideline No. 7 on the application of the Regulatory Rule on May 5, 2024, which specify that overseas offering and listing refers to activities related to the offering and listing on an overseas stock exchange, and the listing of Chinese domestic enterprises on overseas over-the-counter markets does not fall within the scope of the filing administration. If a Chinese domestic enterprise transfers its listing to an overseas stock exchange, it shall, in accordance with the relevant requirements for an initial public offering or listing overseas, complete the filing with the CSRC within three working days after submitting the application documents for the overseas listing transfer.

As of the date of this annual report, we are not required by the CSRC to make the above filings. However, if we conduct a new issuance of securities on or transfer our listing to an overseas stock exchange, we are required by the Overseas Offering and Listing Measures to fulfill relevant filing obligations within three working days upon the completion of the new securities offering or the submission of the application documents for the overseas listing transfer.. If we are found in violation of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, and fines, and may subject us to legal liability in accordance with PRC laws and regulations, which could include fines and penalties on our operations in the Chinese mainland, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

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

On August 1, 2025, we appointed MRI as our independent registered public accounting firm for the fiscal year ended December 31, 2025. MRI is headquartered in Singapore and subject to inspections by the PCAOB on a regular basis. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, MRI is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. It is not subject to the determinations issued by the PCAOB on December 16, 2021. Therefore, we believe the appointment of MRI would substantially reduce the risk of us being identified as “Commission-Identified Issuer” under the HFCA Act, and the risk of our securities being prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States due to rules under the HFCA Act.

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

We may transfer funds to the PRC operating entities or finance the PRC operating entities by means of shareholders’ loans or capital contributions. Any loans to the PRC operating entities, which are foreign-invested enterprises, or FIEs, cannot exceed a statutory limit, and shall be filed with SAFE, or its local counterparts. Furthermore, any capital contributions we make to the PRC operating entities shall be registered with the PRC State Administration for Market Regulation or its local counterparts and filed with MOFCOM or its local counterparts.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19 allows FIEs in China to use their registered capital converted from foreign currencies and settled in RMB to make equity investments, but not to be used, among other things, for investment in the securities markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. On December 4,2023, SAFE issued the Circular of Further Deepening the Reform to Facilitate Cross-border Trade and Investment, or SAFE Circular 28 (2023), which, among other things, amended certain provisions of Circular 16. According to SAFE Circular 19, SAFE Circular 16 and SAFE Circular 28 (2023), the flow and use of the RMB capital converted from foreign currency-denominated registered capital of an FIE is regulated such that Renminbi capital may not be directly or indirectly used for securities investment or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than Grade II), for granting loans to non-affiliated enterprises (except for circumstances where it is specified in the scope of business, or in four pilot areas), or for purchasing residential real estate not for self-use (except for enterprises engaging in real estate development and leasing operation). On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28 (2019), along with SAFE Circular 28 (2023), removing the restrictions on making domestic equity investments by non-investment FIEs with their capital funds, provided that certain conditions are met. On April 10, 2020, SAFE promulgated the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, pursuant to which the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Violations of these circulars or any future foreign exchange related rules could result in severe monetary or other penalties. The applicable foreign exchange circulars and rules may limit our ability to transfer funds, which may adversely affect the PRC operating entities’ business, our financial condition and results of operations.

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

The initial step requires the completion and filing of audited financial statements for the years 2020 through 2024 with the SEC, and the remediation of any material weaknesses in our internal controls, both as attested by our independent auditor. On January 26, 2026, we filed our annual report on Form-20 for the years 2020 through 2024 with the SEC. Subsequently, we must undergo comprehensive due diligence by external legal counsel to ensure our compliance and corporate governance meet all applicable regulatory standards.

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

In May 2018, Nam Tai Inno Park, our first technology park project, commenced its construction of the main structure and it opened for lease in March 2019. In July 2019, we began the construction of the main structure of our second project, Nam Tai Technology Center, which used to be Phase I of Nam Tai Inno City but was later re-named to better reflect its positioning as a premier future center for leading technology enterprises. In September and December 2019, through an asset-light operation model, we rented an industrial building in Bao’an District, Shenzhen, and some office spaces in Pudong New District, Shanghai, respectively, and transferred them to be Nam Tai • Tang Xi Technology Park and Nam Tai • U-Creative Space (Lujiazui), respectively.

In March 2020, Kaisa-affiliated management acquired a land parcel in Machong Town, Dongguan City, through public auction, and planned to develop it into high-quality residential and commercial properties under the name of Nam Tai • Longxi. In addition, in the same month, we filed the construction acceptance record for Nam Tai Inno Park. In May 2020, we obtained property ownership certificates for 11 buildings within Nam Tai Inno Park. In the second quarter of 2020, we submitted the application of urban renewal for Nam Tai Inno Valley to the City Renewal and Land Development Bureau of Shenzhen Bao’an District. In the third quarter of 2020, we started to deliver units in Nam Tai Inno Park to our tenants and we had obtained the foundation work construction permit for Nam Tai • Longxi project.

In September 2020, the previous Board of Directors appointed Mr. Lai Ling Tam as our Executive Chairman of the Board, together with the appointment of Mr. Jiabiao Wang as our Chief Executive Officer and Mr. Wai Hang Wan as our Chief Financial Officer. Mr. Wan resigned as our Chief Financial Officer in March 2021. On March 18, 2021, the Board appointed Mr. Terrence Lu as Interim Chief Financial Officer of the Company, succeeding Mr. Wan, the former Chief Financial Officer, effective immediately. On November 30, 2021, the special meeting of shareholders (hereinafter referred to as the “Special Meeting”) completed the reorganization of the Board of Directors of the Company. At this Special Meeting, shareholders holding nearly 60% of the Company’s issued shares voted to pass the resolution proposed by IsZo Capital Management Co., Ltd. The following resolutions were adopted at the special meeting: the immediate removal of the Kaisa-affiliated directors, and the appointment of six new directors, including the appointment of Michael Cricenti as the new chairman.

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

On March 3, 2022, the Board of Directors appointed Chunhua Yu as Interim Chief Executive Officer and subsequently the CEO on January 1, 2023.

On November 18, 2022, we commenced quotation on the OTC Expert Market under the ticker NTPIF, since the NYSE suspended the trading of our common shares on November 17, 2022. On December 5, 2022, our common shares were delisted from the NYSE following the filing of a Form 25—Notification of Delisting by the NYSE staff.

On June 5 and 9, 2023, it is announced that the reconstituted Board and the new management team of the Company have lawfully obtained the corporate seals (more commonly known as chops) and business licenses for all of the Company’s subsidiaries in the People’s Republic of China without full control over the on-shore subsidiaries or their records.

On March 1, 2024, the Board appointed Yuhua (Lillian) Zhang as Chief Financial Officer of the Company.

On October 23, 2024, the Company appointed current Board member Bo Hu to the role of Chief Executive Officer, and Mr. Hu will continue to serve on the Board.

In December 2024, the Company announced that its reconstituted Board of Directors and new management had lawfully obtained full control over the Company’s assets in the PRC, and had completed the registration of the new legal representative for each of its PRC subsidiaries with the relevant local Administrations for Market Regulation. Additionally, the Company has reached a global settlement with GSL, a wholly owned subsidiary of Kaisa Holdings Limited, to amicably resolve all outstanding disputes among the parties.

In December 5, 2025, Bo Hu was appointed as the legal representative of Nam Tai Investment (Shenzhen) Co., Ltd., succeeding Chunhua Yu. In January 6, 2026, Bo Hu was appointed as the legal representative of Zastron Electronic (Shenzhen) Co., Ltd., succeeding Chunhua Yu.

On January 30, 2026, the Company’s quotation moved from OTC Expert Market to the OTC Pink Limited Market.

Nam Tai Property Inc. is a business company limited by shares incorporated in the British Virgin Islands. Our principal executive offices are located at, No. 2, Namtai Road, Gushu Community, Xixiang Township, Bao’an District, Shenzhen City, Guangdong Province, People’s Republic of China and the telephone number at this address is + (86755) 2749-0666.

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

The SEC maintains an Internet website that contains electronically submitted reports, proxy documents, statements and other information about our company at www.sec.gov. Our official website is https://www.namtai.com/. The information contained on our website does not form part of this annual report.

Recent Development

Disposal of Wuxi Property

On March 15, 2025, the Company entered into an agreement relating to the sale of its Wuxi property to the local government of Wuxi (the “Buyer”) for RMB224.8 million, or approximately $32.0 million. The Buyer paid 50% of the purchase price upon signing and paid the remaining balance at closing in May 2025.

Mortgage Loan

On January 3, 2025, we secured a mortgage loan with Shenzhen Rural Commercial Bank in an aggregate amount of RMB110.0 million, maturing in eight years. The blended all-in rate of this loan is approximately 4.4% per year, based on the LPR published by the PBOC. This loan is secured by our Nam Tai Inno Valley property.

Refinancing for Nam Tai Technology Center

On March 17, 2025, we refinanced our loan relating to Nam Tai Technology Center property through a construction loan from Shenzhen Rural Commercial Bank (the “Shenzhen Rural Commercial Bank Loan”), as we expected to restart construction on this high-potential and valuable project in the near term.

The Shenzhen Rural Commercial Bank Loan has a 10-year term and, when fully drawn (based on a draw schedule), will total RMB700 million. As of December 31, 2025, RMB497 million had been drawn. The blended all-in rate (five-year LPR, plus 110 basis points) is approximately 4.6% per year, based on the LPR published on February 20, 2025 and updated on June 21, 2025, by PBOC. Upon certain events, such as a partial sale, we may partially repay the Shenzhen Rural Commercial Bank Loan according to a release schedule without penalty. We may also prepay this loan in part or in full, subject to a prepayment penalty equal to three months of interest on the remaining balance.

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

The CITIC Bank Loan replaces our previous loan with Bank of China (the “BOC Loan”) with improved terms. The BOC Loan had an original maturity date of November 7, 2028, and an outstanding balance of RMB405 million as of July 21, 2025 (the “Repayment Date”). The interest rate on the BOC Loan was 5.022% per annum (based on the five-year LPR published on November 20, 2024, plus 142.2 basis points). The principal repayment schedule under the BOC Loan required RMB93 million within one year and RMB316 million within three years. There was no prepayment penalty for the BOC Loan.

Nam Tai • Longxi General Contractor Dispute

In July 2025, we received a notice from Shenzhen Guangshengda Construction Co., Ltd. (“Guangshengda”) regarding the assignment of claims for Nam Tai • Longxi project under its general construction contract to Shenzhen Weiyueda Mechanical & Electrical Installation Engineering Co., Ltd. (“Weiyueda”). We responded in August 2025, disputing and refusing to acknowledge the validity of such assignment. We believe the assignment is invalid due to, among other reasons, Guangshengda’s failure to fully perform its post-warranty maintenance obligations, which has led to customer complaints and potential group disputes, the ongoing and unresolved final project settlement process, which includes potential claims for liquidated damages against Guangshengda for project delays, and Guangshengda’s failure to issue the full amount of required invoices for the project.

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

In January 2026, the court held the first hearing, but no judgment was rendered. The court provided both parties additional time to finalize settlement calculations. A second hearing was held in April 2026, and no judgment has been issued as of the date of this report.

This litigation remains pending before the court, and the timing and outcome remain uncertain. The freezing of properties has impeded their sale, which could adversely affect our project sales and cash flow if not resolved in a timely manner. As of the date of this report, no provision has been recorded in respect of this matter.

Nam Tai • Longxi Property Services Dispute

The Company is involved in litigation with Dongguan Kaisa Property Management Co., Ltd. (“Dongguan Kaisa Property”), the initial property management service provider for Nam Tai • Longxi project, which was substantially completed in 2022.

In October 2024, as part of the Global Settlement with GSL, the Company entered into a settlement agreement with Dongguan Kaisa Property to terminate the property management contract for Nam Tai • Longxi project and change the property management company with the assistance of Dongguan Kaisa Property. However, Dongguan Kaisa Property did not vacate, and filed a lawsuit against the Company later in 2025 (the “Dongguan Litigation”).

In August 2025, Dongguan Kaisa Property obtained a pre-litigation preservation order from the court, freezing two residential units of the Nam Tai • Longxi project and approximately RMB0.2 million in the Company’s bank accounts. In October 2025, the Company obtained Dongguan Kaisa Property’s statement of claim, which seeks payment of approximately RMB1.1 million in property management fees for vacant residential units and parking units from November 2024 to May 2025, plus fees of approximately RMB2.2 million for vacant commercial units from September 2023 to May 2025, totaling approximately RMB3.4 million, inclusive of late payment interest.

In November 2025, in response to Dongguan Kaisa Property’s actions, the Company initiated arbitration with the International Chamber of Commerce (“ICC”) against GSL and Kaisa.

On January 21, 2026, the Company and the Kaisa-affiliated parties executed a supplemental agreement to the Global Settlement. Pursuant to this supplemental agreement, the parties have submitted applications to withdraw the Dongguan Litigation, to lift all related preservation measures, and to withdraw the ICC arbitration. Dongguan Kaisa Property has also undertaken that it will not pursue any claims for property management service fees incurred on or before December 31, 2025.

Based on consultation with legal counsel, management believes that the supplemental agreement has fully resolved the disputes. All litigation, arbitration proceedings and related preservation measures have been formally withdrawn. As the Company no longer faces a probable loss, no provision has been recorded.

B.
Business Overview

Nam Tai Property Inc. is a British Virgin Islands–incorporated company with roots dating back to its founding in Hong Kong in 1975. Originally engaged in manufacturing, the Company pivoted in April 2014 to focus on industrial real-estate development and operations. Today, it is primarily an owner, developer, and operator of high-quality technology and industrial parks in Mainland China’s Greater Bay Area. The Company uses the term “Mainland China” (or “PRC”) in its disclosures to refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao.

The Company’s core portfolio includes (i) Nam Tai Inno Park in Guangming District, Shenzhen, (ii) Nam Tai Inno Valley in Bao’an District, Shenzhen, (iii) Nam Tai Technology Center in Bao’an District, Shenzhen, each designed to foster next-generation industrial ecosystems that integrate production, office, commercial, incubation, and service spaces, as well as (iv) Nam Tai • Longxi in Machong Town, Dongguan, a for-sale residential property representing the Company’s expansion from commercial properties into residential properties.

Over the past four years, the Company has faced significant challenges, including Shareholders Dispute, strategic transitions, and legacy management issues. Looking ahead, the Company’s strategy is to generate sustainable, long-term value by enhancing its existing property portfolio and pursuing strategic opportunities particularly in high-tech sectors and investments related to the industrial-property ecosystem. The Company’s future success will depend on the effective execution of its development plans and the continued stabilization of its corporate leadership.

•
In April 2025, the Shenzhen Guangming District Bureau of Industry and Information Technology officially inaugurated the “Nam Tai Artificial Intelligence Makerspace.” As a specialized incubation platform developed by the Company, the Makerspace provides approximately 2,500 square meters of zero-rent space along with comprehensive AI services to support innovation in artificial intelligence and life sciences industries.
•
In April 2025, Nam Tai Technology Center resumed full construction operations.
•
In the second half of 2025, the Company introduced a selective “equity-for-rent” arrangement at Nam Tai Inno Park, pursuant to which the Company may exchange a portion of rental payments for minority equity interests in high-potential tenant companies. This approach allows the Company to align interests with selected tenants while participating in their potential future upside. In the first transaction under this model, relevant business registration was completed in February 2026, and the Company exchanged rental consideration for a minority equity stake in a qualifying tenant enterprise.
•
From October 23 to October 25, 2025, Nam Tai Inno Park hosted the “AI for Science Innovation Week” event. Co-organized by the Company and Nam Tai Inno Park, with guidance and support from Guangming District’s Bureau of Industry and Information Technology, Bureau of Science and Technology Innovation, and Bureau of Commerce, the event featured three days of high-profile forums, innovation training, collaborative research initiatives, and commercial launch activities. The event highlighted the cutting-edge achievements and development potential of Guangming District's “AI + Life & Health” industrial integration.

Project Portfolio – Summary

The following two stages are the principal stages for our properties:

•
Properties Completed, comprising the properties held for sale or leasing for which the completion acceptance has been filed and the construction has been completed and the internal acceptance criteria are met.
•
Properties Under Development, comprising properties for which the foundation work construction permits have been obtained and property that is under construction and has not yet completed acceptance.

Projects	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai Inno Valley	Nam Tai Longxi
Location	Guangming District, Shenzhen	Bao’an District, Shenzhen	Bao’an District, Shenzhen	Machong Town, Dongguan Residential and
Type	Industrial buildings and supporting dormitory buildings			Commercial Property
Site Area (sq. m.)	103,739	22,364	26,313	33,763
Capacity GFA (sq.m.)	265,139	139,746	N/A	84,408
Total GFA (sq. m.)	331,701	194,595	41,927	114,520
Under Development (sq. m.)	—	194,595	—	—
Total GFA Completed (sq. m.)(3)	331,701	—	41,927	114,520
Interest attributable to us	100%	100%	100%	100%

Our Projects and Properties

Projects in Operation

Nam Tai Inno Park

Nam Tai Inno Park is the Company’s first factory-to-industrial-park redevelopment project located in Guangming District, Shenzhen. Developed between 2018 and 2020, the project has a site area of 103,739 square meters and a total GFA of 331,701 square meters. The for-rent project reached approximately 75% occupancy as of December 31, 2025. It consists of five industrial R&D buildings, two industrial service centers, and three supporting dormitory buildings, designed to accommodate tenants primarily in the information technology and life sciences sectors.

To enhance tenant retention and create potential long-term value in a competitive leasing environment, the Company introduced a selective “equity-for-rent” arrangement at Nam Tai Inno Park in the second half of 2025. Under this model, the Company may, on a case-by-case basis and subject to strict commercial evaluation, exchange a portion of rental payments for minority equity interests in high-potential tenant companies. This approach allows the Company to align interests with selected tenants while participating in their potential future upside.

In the first transaction under this model, relevant business registration was completed in February 2026, and the Company exchanged rental consideration for a minority equity stake in a qualifying tenant enterprise. The Company intends to apply this tool selectively to support occupancy stability and diversify revenue sources beyond traditional rental income, while maintaining disciplined valuation and risk management. This initiative is part of the Company’s ongoing efforts to strengthen its competitive position in the Greater Bay Area industrial property market.

Nam Tai Inno Valley

Nam Tai Inno Valley is located in Bao’an District, Shenzhen. The project has a site area of 26,313 square meters with an existing GFA of 41,927 square meters. This project is positioned for redevelopment, at which time (i.e., after obtaining approval from the regulators) it is expected to have a different entitlement/use and have increased FAR.

The property currently consists of the original “factory buildings” (constructed in 2005 and refurbished in 2018). Currently, it is leased to short-term tenants, with occupancy of 71% in 2025. The Company is evaluating the property’s highest and best use, which may involve redevelopment.

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

As of December 31, 2021, 2022, 2023, 2024 and 2025, the project recorded sales of 85, 65, 28, 63 and 252 residential units, respectively. The Company is implementing targeted actions to enhance sales velocity and clear the remaining inventory.

Projects Under Construction

Nam Tai Technology Center

Nam Tai Technology Center is the Company’s second factory-turned-industrial-park redevelopment project, located in Bao’an District, Shenzhen, , adjacent to Nam Tai Technology Center, Currently under construction, the project has a site area of 22,364 square meters and a total GFA of 194,595 square meters. It consists of three R&D office buildings and a combined dormitory and retail podium. In January 2026, our management revisited the development plan of this project and determined to put Tower C of Nam Tai Technology Center for sale, instead of for lease, upon completion of the project.

The construction of the project started in July 2019, but has been suspended for approximately two and a half years due to the Shareholders Dispute and related financial challenges. Under the current management, construction resumed in February 2025, and is expected to be completed by June 2026, with the acceptance inspection by July 30, 2026.

In December 2025, the Company entered into a six-year master lease agreement with Shenzhen Anju Leyu Development & Construction Co., Ltd. (“Shenzhen Anju”), a state-owned enterprise that manages the rental housing program for the Futian District Government, covering approximately 456 dormitory units across approximately 24,000 square meters of facilities at our Nam Tai Technology Center project in Bao’an District. However, the master lease agreement with Shenzhen Anju may be subject to termination risk in accordance with terms in the event of the Futian District Government’s termination of its cooperation with Shenzhen Anju, or any change in governmental policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Cancellations of leasing agreements could have an adverse effect on our business.” The Company is actively exploring alternative leasing arrangements with other prospective tenants, including, among others, large-scale hotel groups and other institutional operators, with a view to ensuring the continued utilization of the relevant facilities in the event that the master lease agreement with Shenzhen Anju is terminated.

(NOTE: Conceptual rendering for illustration purposes only.)

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

Summary of Appraisal Value of Our Properties

The following table summarizes the appraised value of the Company’s four properties as of December 31, 2025, as determined by two accredited asset appraisal firms independently:

1.
Cushman & Wakefield Land and Real Estate Appraisal Co., Ltd (Shenzhen) (“Cushman & Wakefield”)
2.
Shenzhen Guoyu Asset Appraisal Real Estate and Land Appraisal Consultant Co., Ltd. (“Guoyu”)

		Appraisal Value		Appraisal Value
		in original currency on appraisal report (RMB)		after translated to our reporting currency (USD) (1)
Project	Location	by Cushman & Wakefield	by Guoyu	by Cushman & Wakefield	by Guoyu
Nam Tai Inno Park	Shenzhen	2,167,781,816	2,279,502,944	308,361,567	324,253,619
Nam Tai Inno Valley	Shenzhen	213,877,819	204,302,595	30,423,587	29,061,536
Nam Tai Technology Center	Shenzhen	2,366,320,000	2,310,675,192	336,603,129	328,687,794
Nam Tai • Longxi	Dongguan	119,888,395	109,945,143	17,053,826	15,639,423
Total GAV		4,867,868,030	4,904,425,874	692,442,109	697,642,372

Note:

(1)
The exchange rate used in the above translation is RMB7.03 to US$1.00, which is consistent with the one used in our audit report.

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

Moreover, as Shenzhen transforms from a labor-intensive electronic manufacturing hub to a research and innovation center, many factories located on industrial lands are being converted to technology parks similar to Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. Other financially distressed Chinese real estate developers and competitors may disrupt the market by initiating price wars and conducting fire sales of assets at deep discounts to address their liquidity issues or massive debt maturities. This would significantly erode the company’s operating margins and profitability. Some of our competitors have competitive advantages over us, including greater economies of scale, more well-known brands, new and different business models, lower costs, larger customer bases, more experience in real estate development and greater financial, marketing, technology, human resources, as well as other expertise and resources. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. In addition, competition among property developers may result in increased costs, shortage of raw materials, oversupply of properties, and difficulty in hiring or retaining qualified personnel. In particular, the occupancy and rental income at Nam Tai Inno Park are also subject to competition from other industrial parks in the Guangming District, including newly completed projects in its adjacency. Increased supply in the local market has contributed to heightened competition for tenants. The Company continues to focus on differentiating its offerings through location, facilities, and tenant services to maintain stable occupancy in this competitive environment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may face intense competition from other developers. Other Chinese troubled real estate companies and competitors may disrupt the market by engaging in price wars, or conducting fire sales of assets at deep discounts to address liquidity or debt maturity issues. This may severely impact the company’s operating margin and profitability.”

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

Intellectual Properties

We own trademarks for “Nam Tai Inno Park”, “Nam Tai”, Company logo , and in the form of Chinese character in the PRC and Hong Kong. We rely on the country and region’s intellectual property and anti-unfair competition laws, as well as contractual restrictions, to protect our brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Failure to protect our brand or trademark may adversely affect our business.”

Insurance

We maintain property and liability insurance policies with coverage and insured limits that we believe are consistent with market practice in the property development sector in Shenzhen, China. We have bought third-party insurance and property damage liability insurance for some of our operating projects and properties. We also maintain directors and officers liability insurance. Nonetheless, the scope of insurance coverage that we can obtain may be limited as we have to consider the commercial reasonableness of the insurance cost. There are also certain types of losses that are currently uninsurable in China. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or settle any claims we may have against them. We generally do not maintain business disruption insurance policies or key-man insurance. As such, certain types of losses, generally of an unforeseen or catastrophic nature, such as fires, natural disasters, terrorist acts, the outbreak of infectious disease or any resulting losses causing disruptions to our business operations, may not be sufficiently, or at all, covered by insurance. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Insurance may not cover all potential losses from damage affecting our assets and business.”

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

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, directives and local laws, and laws resulting from international treaties entered into by the PRC government. Court verdicts do not constitute binding precedents. However, they are used for the purposes of judicial reference and guidance.

The National People’s Congress of the PRC (“National People’s Congress”) and the SCNPC are empowered by the PRC Constitution to exercise the legislative power of the State. The State Council is the highest organ of the State administration and has the power to enact administrative rules and regulations. Several ministries and agencies are under the State Council’s authority, including the MOHURD, the Ministry of Natural Resources (MNR), the Ministry of Commerce (“MOFCOM”), NDRC, the State Administration for Market Regulation, the State of Taxation Administration, and SAFE, and their respective authorized local counterparts.

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

To be a qualified real estate development enterprise, a property developer shall apply for registration with the Department of Administration of Industry and Commerce (now known as the State Administration for Market Regulation). A developer must also report its establishment to the relevant real estate administration authority within 30 days upon receipt of its business license.

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

Our three development projects in Shenzhen, Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley, are located on industrial lands.

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
•
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
•
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

In addition, pursuant to the Measures to Speed Up Urban Renewal issued by the government of Bao’an District, the industrial supervision agreement shall be signed before pre-sale of industrial real estate development project, and if there is no pre-sale, the industrial supervision agreement shall be signed before obtaining plan acceptance certificate.

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

The floor area ratio of Nam Tai Technology Center has greatly increased from 2.3 to 6 after the renewal of land use rights and the achievement of “M-0” approval. As a result of this substantial increase, relevant regulations may impose certain usage limitations and may also restrict us from selling the project.

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

Regulations on Land and Land Use Right Certificate

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

Construction Land Use Planning Permit

Under the Urban and Rural Planning Law of PRC promulgated by the SCNPC on October 28, 2007 as amended on April 23, 2019, a developer that has acquired state-owned land use rights through grant must, after signing the land grant contract and obtaining approval for a construction project, apply to the natural resources authority for a construction land use planning permit.

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

A construction works planning permit is different from a construction land use planning permit. Construction land use planning permits prove that the land use corresponds with the applicable urban planning requirements, while construction works planning permits prove that the design, construction and engineering satisfy the urban planning requirements.

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

Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai • Longxi have already obtained construction permits.

Construction Acceptance Certificate

According to the Regulation on the Quality Management of Construction Projects promulgated by the State Council on January 30, 2000, as amended on April 23, 2019, and the Provisions on Inspection and Acceptance Upon Completion of Buildings and Municipal Infrastructure promulgated by MOHURD in December 2013, after the completion of the construction and achievement of the construction acceptance report, the property must undergo further inspection and receive relevant approvals from local authorities including planning bureaus, fire safety authorities and environmental protection authorities. Thereafter, the property developer shall apply for a construction acceptance certificate at the property development authority. Failure to obtain such acceptance certificate may affect our ability to deliver units to third parties. If we fail to deliver units on time, our customers may bring breach of contract and commence litigation against us.

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

Regulations on Transfer of Property Interest

According to the Urban Real Estate Administration Law promulgated by the SCNPC on July 5, 1994, as amended on August 26, 2019, “transfer of real estate” means to transfer the title of property from the original owner to another owner through sale, donation or other lawful means. When transferring a building, the title of the building and the land use rights to the site on which the building is situated are transferred together.

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

Regulations on Leases

The Administrative Measures for Commodity House Leasing promulgated by the MOHURD on December 1, 2010 and implemented on February 1, 2011, require that parties to a leasehold arrangement of a property shall register the leasing agreement with property administrative authorities within 30 days after entering into such leasing agreement. In addition, enterprises may be imposed fines between RMB1,000 and RMB10,000 and individuals may be imposed fines of less than RMB 1,000 if the parties fail to comply with such requirement. In addition, the PRC Civil Code imposes a maximum leasing term of 20 years.

MOHURD, NDRC, Ministry of Public Security, China Quality Certification Center, the China Banking and Insurance Regulatory Commission and CAC also issued the Opinions on Rectifying and Regulating the Order of the Housing Rental Market (the “Opinions”) in December 2019. The Opinions stipulate requirements for the management of lease registration and the control of rent financing business. Regulatory requirements for the business of rent financing became more stringent. Rent financing loans shall be made based on the leasing contract signed and filed online, and the term of the loans shall not exceed the term of the contract. Stricter control imposed in the leasing industry may increase our costs to comply with the requirements and adversely affect our business operations and financial position.

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

Regulations on Pre-sale of Units

According to the Urban Real Estate Administration Law, a commodity unit may be sold before completion if: (a) all payment under the land use right assignment contract has been paid and a land use rights certificate has been obtained; (b) the construction works planning permit has been obtained; (c) the funds invested in the development of the buildings are more than 25% of the total investment in the project, and the work progress and completion and delivery dates have been ascertained; and (d) the pre-sale has been registered and a pre-sale permit has been obtained. The pre-sale seller shall report the pre-sale contracts for record-filing to the real estate administration and land administration departments of the people’s government above the county level. The pre-sale proceeds of commodity units must be used to develop the relevant pre-sold project until the completion of the construction.

According to the Measures for the Management of Pre-Sale of Urban Commercial and Residential Buildings promulgated by Ministry of Construction on November 15, 1994 and as amended on August 15, 2001 and July 20, 2004, the term “pre-sale of commodity units” refers to the act of real estate development enterprises selling houses under construction to purchasers and the purchasers paying the earnest money or the prices of houses. The pre-sale of commodity units is subject to a licensing system where the real estate development enterprise shall apply to the real estate administrative department for pre-sale approval so as to obtain the pre-sale permit. Real estate development enterprises must register contracts of pre-sale of commercial and residential buildings with the competent real estate authority and the relevant land administration within 30 days after the date of execution of the contract. Purchasers shall register their individual property ownership within 90 days after delivery of a pre-sold property and obtain the individual property ownership certificates.

Prior to the completion of Nam Tai • Longxi, we had obtained the necessary pre-sale permits. Pre-sales commenced in August 2021, and the first batch of units was delivered in December 2022.

Measures on Property Price

Pursuant to the Notice on Optimizing the Management of Sales Price Declaration of Newly-Built Commercial Housing, which became effective on November 9, 2022, and the Notice on Optimizing the Declaration of Sales Prices for Newly-built Commercial Housing, which became effective on November 4, 2023, both issued by Dongguan Housing and Urban-Rural Development Bureau, for the first batch of new commercial and residential property projects applying for pre-sale permits or existing-sale filing, the real estate development enterprise shall reasonably determine the sales prices based on factors such as product positioning, construction quality, overall costs, and market supply and demand, and shall file the prices with the Municipal Bureau of Housing and Urban-Rural Development prior to applying for the pre-sale permit or existing-sale filing. The real estate development enterprise shall strictly mark the prices in accordance with the filed prices for sales, and the contracted online transaction price shall not be higher than the filed price, nor more than 15% (inclusive) lower than the filed price. For new commercial housing units that have been granted a pre-sale permit (or existing-sale filing certificate) but remain unsold, if a change in the sales price is required, such change may only be made after 30 days have elapsed from the date of obtaining the pre-sale permit (or existing-sale filing certificate) or from the date of the last price adjustment filing. If any illegal and irregular behaviors are found in real estate development enterprise, they will be strictly investigated and dealt with in accordance with laws and regulations.

Major Taxes Applicable to Property Developers Land Appreciation Tax

Under the PRC Interim Regulations on Land Appreciation Tax of 1993 and its implementation rules of 1995, as amended in 2011, LAT applies to both corporate entities and individuals. The LAT is payable by a taxpayer on the appreciation value derived from the transfer of land use rights, buildings or other facilities on such land, after deducting the following “deductible items”:

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
•
taxes paid or payable in connection with the transfer of real property; and
•
other items allowed by the Ministry of Finance of the PRC.

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

Value-Added Tax

The Interim Regulation of the People’s Republic of China on Value-Added Tax, amended on November 19, 2017, stipulates that all enterprises and individuals engaged in the sales of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC are taxpayers of value-added tax, and shall pay value-added tax. For taxpayers selling transportation, postal, basic telecommunication, construction, or real estate leasing services, selling real estate, transferring land use rights, or selling or importing low-tax goods, the value-added tax rate is 11%. For taxpayers selling or importing goods, or providing services, the tax rate shall be 17%. For taxpayers selling or importing the goods, such as food grains and edible vegetable oils, the tax rate shall be 11%. The value-added tax rate for taxpayers exporting goods and domestic units and individuals selling services and intangible assets within the scope prescribed by the State Council shall be zero. In other cases, the tax rate applicable to taxpayers selling services and intangible assets is 6%.

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

On December 25, 2024, the SCNPC published the PRC Value-Added Tax Law, which will come into effect on January 1, 2026, replacing the Provisional Regulations on Value-Added Tax of the PRC. The new law reaffirms the provisions of the PRC Interim Regulations on Value-Added Tax and makes changes in the areas of taxable acts, tax jurisdiction, deemed sales, non-taxable items, simplified taxation, withholding agents, input taxes, non-deductible input taxes, mixed sales, and excess VAT credit refunds. Pursuant to the new law, value-added tax rate for sales and leasing of real estate and for transfer of land use rights remains to be 9%.

Enterprise Income Tax

In 2007, the PRC government adopted the EIT Law and the related implementation rules, which became effective on January 1, 2008 and was amended in 2018. Under the EIT Law, a unified income tax rate of 25% is applied to all PRC enterprises, including foreign-invested enterprises. In addition, according to the EIT Law, dividends from PRC subsidiaries to their foreign corporate shareholders are subject to a withholding tax at a rate of 10% unless any lower treaty rate is applicable.

Urban Land Use Tax

Pursuant to the PRC Interim Regulations on Land Use Tax in respect of Urban Land promulgated by the State Council in September 1988, as amended on December 31, 2006, January 8, 2011, December 7, 2013 and March 2, 2019, the land use tax on urban land is levied according to the area and location of relevant land. The annual tax on urban land is between RMB0.6 and RMB30 per square meter. Our projects, including Nam Tai Inno Park and Nam Tai Technology Center, are located in an urban area, the annual tax on urban land is RMB2.0 per square meter.

Property Tax

Under the PRC Interim Regulations on Property Tax promulgated by the State Council in September 1986, and amended on January 8, 2011, the property tax applicable to domestic enterprises is 1.2% if it is calculated on the basis of the residual value of a building and 12% if it is calculated on the basis of the rental income. According to the Notice on Issues Relating to Assessment of Buildings Tax against Foreign-invested Enterprises and Foreign Individuals issued by the Ministry of Finance and State Administration of Taxation in January 2009, foreign-invested enterprises, foreign enterprises and foreign individuals are to be levied in the same manner as domestic enterprises.

According to Article 5 of the Measures for the Implementation of Real Estate Tax in the Shenzhen Special Economic Zone promulgated by the Shenzhen Municipal People’s Government on May 4, 1987, the real estate tax shall be calculated and paid based on 70% of the original value of the property. Property tax for our existing buildings located at the site of Nam Tai Inno Valley is calculated on the basis of residual value of the buildings.

Stamp Duty

Under the PRC Stamp Duty Law promulgated by the SCNPC in June 10, 2021, and effective on July 1, 2022, for property transfer instruments, including those in respect of property ownership transfers, the duty rate is 0.05% of the amount stated therein. For house lease contracts, the stamp duty shall be calculated at a rate of 0.1% based on the rental amount. For loan contracts, the stamp duty shall be calculated at a rate of 0.005% based on the loan principal.

Municipal Maintenance Tax

Under the PRC Municipal Maintenance Tax Law promulgated by the SCNPC on August 11, 2020, and effective on September 1, 2021, any taxpayer of value added tax or consumption tax is required to pay municipal maintenance tax calculated on the basis of value added tax and consumption tax. The tax rate is 7% for a taxpayer whose domicile is in an urban area, 5% for a taxpayer whose domicile is in a county or a town, and 1% for a taxpayer whose domicile is not in any urban area or county or town. As our projects, including Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley, are located in an urban area, the tax rate of 7% is applicable to us. Nam Tai • Longxi is located in Machong town, the tax rate is 5%.

According to the Circular Concerning Unification of Municipal Maintenance Tax and Education Surcharge for Foreign Investment and Domestic Enterprises and Individuals issued by the State Council on October 18, 2010, municipal maintenance taxes are applicable to FIEs, foreign enterprises and foreign individuals.

Education Surcharge

Under the Interim Provisions on Imposition of Education Surcharge promulgated by the State Council in April 1986 and amended on June 7, 1990, August 20, 2005 and January 8, 2011, any taxpayer of VAT, business tax or consumption tax is liable for an education surcharge unless such taxpayer is required to pay a rural area education surcharge as provided by the Notice of the State Council on Raising Funds for Schools in Rural Areas. The education surcharge rate is 3% of the sum of consumption tax, value added tax and business tax. According to the Circular Concerning Unification of Municipal Maintenance Tax and Education Surcharge for Foreign Investment and Domestic Enterprises and Individuals issued by the State Council on October 18, 2010, the education surcharge is applicable to FIEs, foreign enterprises and foreign individuals.

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

Regulations on Construction Safety

Under relevant laws and regulations such as the Law on Safe Production in the PRC promulgated by the SCNPC in June 2002 and as amended in June 2021, property development enterprises should apply to the Supervisory Department on Safety for the Registration of Supervision for Work Safety in Construction before the commencement of construction. Construction conducted without registration will not be granted a construction permit. Contractors must establish objectives and measures for work safety and improve the working environment and conditions of workers in a planned and systematic way. A work safety responsibility system requires the implementation of certain work safety protection scheme. At the same time, contractors must adopt corresponding site work safety protective measures according to the work protection requirements in different construction stages and such measures shall comply with the labor safety and hygiene standards of the province.

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

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Project promulgated by the State Council on November 29, 1998 and effective as of the same date, as amended on July 16, 2017 (the “Environmental Regulations”), each construction project is subject to an environmental impact assessment by the relevant authorities.

Pursuant to the Environmental Regulations, where a construction project may have significant impact on the environment, a developer is required to submit an environmental impact report to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, the developer is required to apply to the relevant environmental protection administrations for a final acceptance examination in respect of any ancillary environmental protection facilities. Projects are approved for use after passing the acceptance examination.

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

Regulatory Developments on Data Privacy

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC (“Cyber Security Law”), which took effect on June 1, 2017. The Cyber Security Law was later amended on December 28, 2025 and took effect on January 1, 2026. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services.

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

The PRC Data Security Law and the Regulations on Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, among others, provide for a security review procedure for the data activities conducted by critical information infrastructure operators that may affect national security. As of the date of this annual report, we are not aware of detailed rules or implementation measures specific to the real estate industry in the PRC and we have not been informed to be a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law.

On December 28, 2021, the CAC amended the Measures for Cybersecurity Review, or the “Cybersecurity Review Measures,” which became effective on February 15, 2022. The scope of review under the Cybersecurity Review Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities which affect or may affect national security. According to Article 7 of the Cybersecurity Review Measures, operators who possess the personal information of over a million users must apply to the Cybersecurity Review Office to conduct cybersecurity review procedures before listing in a foreign country. Additionally, the Cybersecurity Review Measures also provide that if the relevant authorities consider certain network products and services, data processing activities or listings in foreign countries to affect or potentially affect national security, then the authorities may initiate a cybersecurity review even if the operators do not have an obligation to independently perform a cybersecurity review under such circumstances.

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

On August 20, 2021, the SCNPC of China promulgated the Personal Information Protection Law, which became effective on November 1, 2021, and which integrates various scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law stipulates that, among other requirements, (i) all processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) collection of personal information should be limited to the minimum scope that is necessary to achieve the processing purpose and should avoid any excessive collection of personal information. Personal information processors are required to adopt necessary measures to safeguard the security of the personal information they handle. Any offending entities could be ordered to undertake corrective measures, or to suspend or terminate their provision of services, and to potentially face confiscation of unlawful income, fines or other penalties.

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

C.
Organizational Structure

The chart below describes the organizational structure of our company and principal subsidiaries as of December 31, 2025.

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
(3)
Nam Tai Investment (Shenzhen) Co., Ltd., or Nam Tai Investment, was originally established as Bao’an (Nam Tai) Electronic Co., Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the laws of China. Nam Tai Investment was transformed into an investment holding company in the PRC in April 2011. Nam Tai Investment currently serves as the holding company for our land in Gushu, Shenzhen, China, designated for the development of our Nam Tai Inno Valley and Nam Tai Technology Center.
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
D.
Land Use Rights and Properties Used in Principal Operations

The table below lists the locations, square meters, principal use and the expiration dates of land use rights (for properties owned) or the expiration dates of leases (for properties leased) of the facilities used in our principal operations fiscal year ended December 31, 2025:

Location	Approximate Square Meters	Principal or Presently Contemplated Use	Ownership expiration date
Shenzhen, China
Guangming District	103,739	Nam Tai Inno Park	Owned until 2057
Gushu Community	26,313	Nam Tai Inno Valley and First Corporate Headquarters	Owned until 2049
Gushu Community	22,364	Nam Tai Technology Center	Owned until 2068
Bao’an District	1,207	Qianhai Office	Owned until 2054
Dongguan, China
Machong Town	33,763	Nam Tai • Longxi	Owned until 2090 (unless sold to purchasers)

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

A.
Operating Results

Overview

With the discontinuation of our LCM production in April 2014, we ceased our LCM manufacturing business and turned our business focus to redeveloping three parcels of land in Gushu and Guangming, Shenzhen. We are converting these parcels of land that formerly housed our manufacturing facilities into technology parks. Our key project currently under development is Nam Tai Technology Center. As of December 31, 2025, we had leased floor area of approximately 196,793 square meters in Nam Tai Inno Park, achieving an occupancy rate of 75%, and had sold 496 out of the 556 residential units in Nam Tai • Longxi, representing a sales ratio of 89%.

Revenue for the years 2023, 2024 and 2025 was $83.2 million, $29.2 million and $48.0 million, respectively. From 2023 to 2025, our revenue trends were primarily driven by fluctuations in sales-type lease income, the timing of project completions and related unit handovers, and the downturn in real estate market. Revenue in 2023 included a temporary increase primarily attributable to contributions from Nam Tai • Longxi project, including $31.1 million sales revenue from the handover of commercial units as compensation to local authorities and displaced residents. Sales revenue from residential units of the Longxi project increased from approximately $3.6 million in 2024 to $33.9 million in 2025, primarily attributable to the lifting of the injunction order issued by GSL in connection with the 2020 PIPE dispute, as well as accelerated sales of existing inventory at the Longxi project.

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

See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are heavily dependent on China’s economy and the performance of the PRC real estate market, particularly in the Guangdong-Hong Kong-Macao Greater Bay Area.”

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

Impact of Inflation

According to the National Bureau of Statistics of China, China’s consumer price index (CPI) increased by approximately 0.2% in both 2023 and 2024, and remained relatively flat in 2025. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this annual report, we have not been materially affected by any inflation or deflation.

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

Effective from April 1, 2015, our subsidiaries in China changed their functional currency from the U.S. dollar to the RMB. This change was made upon the progress of the property development projects in China causing our subsidiaries’ primary operating activities to be denominated in RMB and making the RMB the currency of the economic environment in which the entities primarily generate and expend cash. As of December 31, 2023, 2024 and 2025, we recorded $-3.0 million, $13.5 million and $4.9 million of net foreign currency translation gain (loss) in accumulated other comprehensive loss as a component of shareholders’ equity.

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

The following table shows the percentage fluctuation in the exchange rate of the RMB to the U.S. dollar during each of the past three years ending December 31:

RMB Exchange Rate to $1.00 at December 31(1)
2023		2024		2025
Exchange Rate to $1.00	Percent change(2)	Exchange Rate to $1.00	Percent change(2)	Exchange Rate to $1.00	Percent change(2)
7.08	(1.72)%	7.19	(1.55)%	7.03	2.23%

Notes:

(1)
RMB to U.S. dollar data presented in this table was derived from the published exchange rates from the PBOC and the Hongkong and Shanghai Banking Corporation Limited (HSBC).
(2)
Compared to the exchange rate at the preceding December 31.

The RMB depreciated against the U.S. dollar by 1.72% in 2023 and 1.55% in 2024. In 2025, the RMB shifted to an appreciation trend and strengthened by 2.23%. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future.

Income Taxes

Under current British Virgin Islands law, NTP is not subject to taxation in the British Virgin Islands. However, NTP may be subject to Hong Kong profits tax as described below since it is registered in Hong Kong in May 2022.

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

We and our subsidiaries operating in Hong Kong are subject to a profits tax rate of 16.5% for each of the years ended 2023, 2024 and 2025, subject to the group’s eligibility for the preferential rate. We calculate income tax provision by applying the income tax rate to our estimated taxable income earned in or derived from operations in Hong Kong during the applicable period.

Efforts by the PRC government to increase tax revenues could result in decisions with respect to, or interpretations of, the tax laws by China’s tax authorities that are unfavorable to us, that increase our future tax liabilities, or deny us expected refunds. Changes in PRC tax laws or their interpretation or application may subject us to additional PRC taxation in the future. For example, following the implementation of the EIT Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) on January 2, 2008 for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. During the years of 2013 through 2025, the EIT rate is 25%.

Our effective tax rate was -1%, 33% and 18% for the years ended December 31, 2023, 2024 and 2025, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates were as follows:

	Year Ended December 31
	2023	2024	2025
Applicable statutory tax rates	25%	25%	25%
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	0%	0%	(7)%
Change in valuation allowance	(1)%	1%	767%
Tax expense(benefit) arising from non-deductible and non-taxable items for tax purposes - net	(29)%	11%	(665)%
Others	4%	(4)%	(44)%
Effective tax rates	(1)%	33%	77%

Overview of Financial Results

The following table sets forth key operating results for the years ended December 31, 2023, 2024 and 2025:

	Year Ended December 31,
	2023	2024	2025
	(in thousands of U.S. dollars, except per share data)
Revenue	$83,205	$29,185	$48,001
Gross profit	$6,245	$12,524	$12,334
Net (loss) income from operations	$(42,097)	$(19,539)	$(10,002)
(Loss) income before income tax	$(49,975)	$44,190	$476
Consolidated net (loss) income	$(50,448)	$29,146	$110
Basic (loss) earnings per share	$(0.9680)	$0.4952	$0.0018
Diluted (loss) earnings per share	$(0.9680)	$0.4886	$0.0018

	% increase/(decrease)
	2024 vs 2023		2025 vs 2024
Revenue	(65)%		64%
Gross profit	101%		(2)%
Net (loss) income from operations	n/a	(1)	n/a (1)
(Loss) income before income tax	n/a	(1)	(99)%
Consolidated net (loss) income	n/a	(1)	(100)%
Basic (loss) earnings per share	n/a	(1)	(100)%
Diluted (loss) earnings per share	n/a	(1)	(100)%

Note:

(1)
Percentage change is presented as “n/a” if either of the two periods contains a loss.

The following table sets forth other income (expense), net for the years ended December 31, 2023, 2024 and 2025:

	Year Ended December 31,
	2023	2024	2025
	(in thousands of U.S. dollars)
Interest expense	$(8,252)	$(9,685)	$(8,617)
Foreign exchange gain (loss), net	$(40)	$263	$(104)
Gain (loss) from disposal of non-current assets(1)	$—	$—	$19,137
Impairment on real estate properties held for sales	$—	$—	$(429)
Impairment on property, plant and equipment	$—	$(3,404)	$—
Expenditure on fines	$(151)	$(127)	$(126)
Debt restructuring gain(2)	$364	$73,828	$—
Write off lease liability gain	$—	$2,360	$—
Others	$116	$445	$485
Total other income (expense), net	$(7,963)	$63,680	$10,346

Note:

(1)
The gain from disposal of non-current assets mainly arose from the disposal of Wuxi property as disclosed in Note 4 to the consolidated financial statements.
(2)
The debt restructuring gain in 2024 mainly arose from the Global Settlement with GSL and the settlement arrangement with West Ridge as disclosed in Note 15(b) to the consolidated financial statements.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of operation income for the years ended December 31, 2023, 2024 and 2025.

	Year Ended December 31,
	2023	2024	2025
Revenue	100.00%	100.00%	100.00%
Cost of revenue	(92.49)%	(57.09)%	(74.30)%
Gross profit	7.51%	42.91%	25.70%
General and administrative expenses(1)	(54.48)%	(103.63)%	(37.23)%
Selling and marketing expenses	(3.62)%	(6.23)%	(9.30)%
Net (loss) income from operations	(50.59)%	(66.95)%	(20.84)%
Other (expense) income, net	(9.57)%	218.19%	21.55%
Interest income	0.10%	0.17%	0.27%
(Loss) income before income tax	(60.06)%	151.41%	0.99%
Income tax benefit (expense)	(0.57)%	(51.55)%	(0.76)%
Consolidated net (loss) income	(60.63)%	99.87%	0.23%

Note:

(1)
General and administrative expenses include employee severance benefits of $1.4 million, $0.3 million and $0.5 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Years Ended December 31, 2025 and 2024

	Year Ended December 31,
	2023		2024		2025
	$	%	$	%	$	%
	(in thousands of U.S. dollars)
Sales-type lease income	$2,603	3.0	$4,735	16.0	$—	—
Operating lease income	16,028	19.0	14,474	50.0	8,769	18.3
Sales of property income	58,372	70.0	4,125	14.0	33,900	70.6
Property service income	4,096	5.0	3,738	13.0	3,208	6.7
Other revenue	2,106	3.0	2,113	7.0	2,124	4.4
Total revenue	$83,205	100.0	$29,185	100.0	$48,001	100.0

Revenue

Revenue in 2025, compared with 2024, increased by $18.8 million. The increase was primarily driven by residential unit sales from Nam Tai • Longxi, which increased from $3.6 million in 2024 to $33.9 million in 2025. This increase was mainly attributable to the lifting of the injunction order issued by GSL in connection with the 2020 PIPE dispute, as well as accelerated sale of existing inventory at the Longxi project.

	Year Ended December 31,
	2023		2024		2025
	$	%	$	%	$	%
	(in thousands of U.S. dollars)
Sales-type lease cost	$987	1.0	$1,834	11.0	$—	—
Operating lease cost	4,682	6.0	4,622	28.0	4,369	12.2
Sales of property cost	65,836	86.0	5,503	33.0	27,452	77.1
Property service cost	5,306	7.0	4,637	28.0	3,724	10.4
Other cost	149	—	65	—	122	0.3
Total cost	$76,960	100.0	$16,661	100.0	$35,667	100.0

Cost of Revenue

Cost of revenue in 2025, compared with 2024, increased by $19.0 million. The increase was generally consistent with the growth in revenue and primarily reflected higher residential unit sales from Nam Tai • Longxi, as described in the Revenue section. The increase in cost of revenue exceeded the growth in revenue in 2025, primarily reflecting continued weakness in the PRC real estate market and the accelerated sale of existing inventory at the Longxi project at lower average selling prices.

General and Administrative Expenses

General and administrative expenses in 2025 were $17.9 million, compared with $30.2 million in 2024, decreased by $12.3 million. The decrease was mainly due to $11.0 million lower legal and consulting service fees, as certain litigation matters progressed toward resolution.

Selling and Marketing Expenses

Selling and marketing expenses in 2025 were $4.5 million, compared with $1.8 million in 2024, increased by $2.7 million. The increase was mainly due to the increase of $1.7 million in marketing and commission fees associated with the Longxi project and Nam Tai Inno Park, as well as higher staff costs of $0.6 million.

Other Income (Expenses), Net

Other income in 2025 was $10.3 million compared with other income of $63.7 million in 2024. In 2025, other income was mainly related to the $18.8 million of gain from disposal of Wuxi property, partially offset by $8.6 million of interest expenses. The significant decrease in other income in 2025 was primarily due to the absence of the substantial gain from debt restructuring recognized in 2024.

Years Ended December 31, 2024 and 2023

For a detailed description of the comparison of our operating results for the years ended December 31, 2024 and 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” of our annual report on Form 20-F filed with the Securities and Exchange Commission on January 29, 2026.

B.
Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity have been cash provided by operating activities, our cash and cash equivalents, long-term bank loans and short-term bank and third party loans.

For the years ended December 31, 2023, 2024 and 2025, net cash used in operating activities was $32.3 million, $114.9 million and $23.9 million respectively. As of December 31, 2023, 2024 and 2025, we had cash and cash equivalents of $8.3 million, $26.9 million and $43.5 million, respectively.

In 2025, we refinanced our Nam Tai Technology Center property by securing a new 10-year construction loan of RMB700 million from Shenzhen Rural Commercial Bank at a blended interest rate of approximately 4.7%. This loan replaced a higher-cost RMB450 million loan from the Bank of Guangzhou, for which we incurred a prepayment penalty of RMB13.7 million. Additionally, we obtained a new loan of RMB600 million with a blended all-in interest rate of 4.3% per annum, which replaced a previous loan from Bank of China with improved terms. Furthermore, we closed an eight-year mortgage loan of RMB110 million with Shenzhen Rural Commercial Bank at a blended annual rate of about 4.4%. This mortgage is secured by our Nam Tai Inno Valley property located in the Bao’an District of Shenzhen. For more information, see Note 9 “Bank Loans and Banking Facilities” in the notes to our consolidated financial statements, included elsewhere in this report.

During each of the years of 2023, 2024 and 2025, our primary uses of cash were payments related to the development of our real estate projects.

In January 2026, we reassessed the development plan for Tower C of Nam Tai Technology Center and transitioned Tower C from a leasing model to a sales model. This strategic adjustment is expected accelerate cash conversion and enhance our overall liquidity position.

With our cash and cash equivalents, anticipated operating cash flows, available financing arrangements, and our continued management of supplier payment terms in the ordinary course of business, we believe our existing liquidity is sufficient to meet our cash requirements for at least 12 months from the date of this report.

Guarantees

As part of the our ordinary course of business for sales of residential properties for the Nam Tai • Longxi project and consistent with the industry practice, we provide temporary mortgage guarantee to purchasers until the purchasers receive their title certificates and mortgage their properties to relevant commercial banks. If a purchaser defaults on the payment of its mortgage during such interim period, the mortgage lending bank may require us to repay the outstanding amount under the mortgage loan plus any accrued interest.

In March 2026, we received two arbitration notices concerning temporary mortgage guarantees of the Nam Tai • Longxi project, with principal and accrued interest of approximately RMB1.8 million and RMB2.4 million, respectively, totaling approximately $0.6 million. Both cases are at an early stage. Based on advice from legal counsel and currently available information, management believes that the likelihood of an unfavorable outcome is not probable. Accordingly, no provision has been recognized in the 2025 financial statements.

We also hold other outstanding temporary mortgage guarantees in an aggregate principal amount of approximately $9.0 million as of March 2026. Under these arrangements, if a purchaser defaults on its mortgage payments, the lending bank may require us to repay the outstanding loan balance together with any accrued interest.

Under the relevant agreements, we have the right to terminate the sale and purchase agreement, resell the underlying property, and recover amounts owed from the purchaser.

As of the date of this report, management is not aware of any additional defaults other than those disclosed above. Based on the estimated recoverable value of the underlying properties, management believes that its potential loss exposure would be mitigated. The Company estimates its net exposure under these guarantees to be approximately $2.1 million. We have also strengthened efforts to urge customers to complete property and mortgage registration to release our staged guarantee obligations. The ultimate liability, if any, will depend on future borrower defaults.

Capital Expenditures

The table below shows our major capital expenditures for the years 2023, 2024 and 2025:

	Year Ended December 31,
	2023	2024	2025
	(in thousands of U.S. dollars)
Nam Tai Inno Park	$—	$1	$716
Nam Tai Technology Center	$7,544	$13,105	$22,572
Qianhai Office	$—	$100	$174
Nam Tai Inno Valley	$—	$—	$26
Nam Tai • Longxi	$588	$2	$2
Total	$8,132	$13,208	$23,490

Over the years from 2023 to 2025, our capital expenditures were concentrated on completing major development projects and enhancing existing properties. Capital expenditures varied with the stage of development and construction of our projects.

Our plans for capital expenditures are subject to change from time to time and could change as a result from, among other things, our management of the liquidity issue and prevailing economic conditions. We cannot ensure that we will be successful in raising additional debt or equity on terms that we would consider acceptable or at all.

Cash Flow

The following table sets forth, for the years ended December 31, 2023, 2024 and 2025, selected consolidated cash flow information:

	Year Ended December 31,
	2023	2024	2025
	(in thousands of U.S. dollars)
Net cash provided by (used in) operating activities	$(32,297)	$(114,885)	$(23,914)
Net cash provided by (used in) investing activities	$1,610	$30,796	$10,579
Net cash (used in) provided by financing activities	$11,983	$(7,981)	$27,684
Net increase (decrease) in cash and cash equivalents	$(18,704)	$(92,070)	$14,349

Operating Activities

Net cash used in operating activities for 2025was $23.9 million. This consisted primarily of decrease in deferred income taxes of $3.8 million, decrease in contract liabilities of $2.3 million, decrease in interest paid of $6.3 million, gain on disposal of property, plant and equipment of $17.4 million, and real estate properties under development of $3.7 million, partially offset by a $5.0 million share based compensation expenses, non-cash items of depreciation and amortization of $4.6 million.

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

Investing Activities

Net cash provided by investing activities for 2025 was $10.6 million, primarily attributable to the proceeds from disposal of property, plant and equipment of $29.0 million, and proceeds from disposal of short-term investments of $38.5 million, partially offset by payment for purchases of short term investments of $56.0 million and purchase of property, plant & equipment of $0.9 million.

Net cash provided by investing activities for 2024 was $30.8 million, primarily attributable to a decrease in short-term investments of $30.8 million.

Net cash provided by investing activities for 2023 was $1.6 million, primarily attributable to a decrease in short-term investments of $1.6 million.

Financing Activities

Net cash provided by financing activities for 2025 was $27.7 million, which primarily consisted of proceeds from bank and other loans of $164.9 million, partially offset by repayment of bank and other loans of $136.0 million and share buyback of $1.12 million.

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

Bank Borrowings and Other Debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31,2024 and 2025, respectively, were as follows:

	Year Ended December 31,
	2024	2025
	(in thousands of U.S. dollars)
Short term bank and third party loans	$7,649	$4,410
Current portion of long term bank loans	$27,860	$3,870
Non-current portion of long term bank loans	$106,803	$166,527
Total bank loans and other debt	$142,312	$174,807

As of December 31, 2025, the weighted average interest rate on our long-term bank loans, including their current portion, was 5.39% per annum. Of these loans, $170.4 million of the long-term bank loans was denominated in RMB and secured by associated land use rights, real estate under development and real estate properties held for lease.

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

Promissory Notes Amendments

On January 11, 2022, we entered into promissory notes with IAT Insurance Group, Inc. (“IAT”) and IsZo, under which IAT and IsZo provided loans of up to $15.0 million and $5.0 million, respectively. We drew the full amount under the IAT note and $3.75 million under the IsZo note, as IsZo did not fund the remaining $1.25 million. To strengthen our financial position and liquidity, we amended these notes on April 5, 2023. Under the Exchange and Amendment Agreement with IAT, we issued 2,479,309 shares at $1.75 per share to cancel approximately $4.34 million of principal and accrued interest. Under the Release and Settlement Agreement with IsZo, we issued 630,118 shares to cancel about $1.1 million of debt and 231,167 shares to settle a $404,541 claim arising from a 2021 BVI court order. Both parties mutually released any related claims. In connection with these agreements, we executed amended and restated promissory notes on April 1, 2023, reducing the outstanding principals to $12.0 million for IAT and $3.0 million for IsZo, extending the maturity to January 11, 2026, and allowing us to pay interest in shares based on the 30-day volume-weighted average price.

On December 23, 2025, the Company and IAT Insurance Group, Inc. entered into an amendment to the Amended and Restated Promissory Note, which had an original principal amount of $12.0 million and an initial maturity date of January 11, 2026. Based on the amendment, beginning January 12, 2026, the maturity date of the Note will automatically extend for successive 90-day rollover periods unless IAT delivers at least 60 days’ prior written notice requiring repayment before the end of any such period. As of the amendment date, the outstanding principal balance of the Note was approximately $15.75 million, with accrued interest of approximately $47 thousand.

On January 9, 2026, the Company fully repaid the outstanding principal of $3.0 million and accrued interest of approximately $0.95 million under the IsZo Note.

On March 20, 2026, the Company fully repaid approximately $17.1 million outstanding under the IAT Note.

Holding Company Structure

Nam Tai Property Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary and its subsidiaries in the PRC. As a result, Nam Tai Property Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in the PRC is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary in the PRC and each of its subsidiaries in the PRC are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business— We are a holding company that depends on dividend payments from our subsidiaries for funding. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets.”

C.
Research and Development, Patents and Licenses, Etc.

Not applicable.

D.
Trend Information

Upon the cessation of our original core LCM production business in April 2014, we changed our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc. and turned our business focus to the redevelopment of three parcels of land in Guangming and Bao’an districts, Shenzhen, into industrial parks and the development of a plot of land in Machong Town, Dongguan into a residential project. In the foreseeable future, the main revenue will continue to come from the sale and rental income from these projects. At the same time, the Company is actively identifying new growth areas, with a focus on potential distressed transactions and/or opportunities arising from the Greater Bay Area.

Other than as disclosed elsewhere in this annual report, we are not aware of any other known trends, uncertainties, demands, commitments or events for the period from the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

For more information on our significant accounting policies, see Note 2 “Summary of Significant Accounting Policies” in the notes to our consolidated financial statements, included elsewhere in this annual report.

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

For the years ended December 31, 2023, 2024 and 2025, we recognized impairment losses of $nil, $3.4 million and $0.4 million, respectively.

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

Recently Issued Accounting Pronouncements

See Note 2(x) (recent changes in accounting standards) in the notes to our consolidated financial statements, included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

Our current directors and senior management, and their ages are as follows:

Name	Age	Position/Title
Michael Cricenti	41	Director and Chairman
Peter R. Kellogg	83	Director
Bo Hu	41	Director and Chief Executive Officer
Chunhua Yu	44	Director and President
Ruigang Li	48	Director
Tao Wang	64	Director
Yuhua (Lillian) Zhang	48	Chief Financial Officer

Unless otherwise indicated, the business address of each director and executive officer is Nam Tai Property Inc., No. 2, Namtai Road, Gushu Community, Xixiang Township, Bao’an District, Shenzhen City 518000, Guangdong Province, People’s Republic of China.

Michael Cricenti Mr. Cricenti has been a member of the Board of Directors since November 2021 and has served as Chairman of the Board since December 2021. He also serves on the Board’s nominating and corporate governance committee, audit committee, compensation committee, special committee and executive committee. Since 2016, Mr. Cricenti has served as the Managing Member and Chief Investment Officer of Magis Capital Partners, a private investment firm that strategically invests in real estate investment trusts with holdings across diverse commercial property sub-sectors. Prior to this, from 2009 to 2016, Mr. Cricenti held the role of Managing Director at Bluestem Asset Management, an investment firm overseeing approximately $1.5 billion in assets. Earlier in his career, Mr. Cricenti was a mergers and acquisitions analyst at Harris Williams & Co., a leading advisory firm focused on the middle market. He earned a Bachelor of Science in Business Administration from Babson College, with concentrations in finance and quantitative methods.

Peter R. Kellogg. Mr. Kellogg has served on our Board of Directors since June 2000. Mr. Kellogg was a senior managing director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg is also a member of the board of the Ziegler Companies and the U.S. Ski Team.

Bo Hu Mr. Hu has served as the Chief Executive Officer of the Company since October 2024 and has been on the Board since November 2021. He serves on the nominating and corporate governance committee, executive committee, compensation committee and special committee. From January 2016 to March 2024, Mr. Hu served as a Partner and Managing Director of Edge Principal Advisors (“Edge”), a New York-based multi-strategy real estate investment firm that manages several fund vehicles with over $6 billion of real estate investments. While at Edge, Mr. Hu was involved in transactions across a broad range of property types, overseeing the execution of some of the most complex deals and joint venture relationships. His previous work experience also includes Five Mile Capital Partners and Merrill Lynch & Co. Mr. Hu holds a bachelor’s degree and a master’s degree from the University of Texas at Austin.

Chunhua Yu Mr. Yu has served as the President of the Company since October 2024 and has been on the Board since December 2021. He served as the Company’s Chief Executive Officer from March 2022 to October 2024. He serves on the nominating and corporate governance committee and compensation committee. Mr. Yu previously worked in the Ministry of Foreign Affairs and also held private sector positions in the investment and real estate sectors. He has over 17 years of work experience in government relations, financing and investment and corporate governance. He holds a Master of Business Administration from Columbia Business School.

Ruigang Li Mr. Li has been on the Board since May 2025 and serves on the audit committee. Since September 2024 to the present, he has served as General Manager at HyperStrong International ME FZCO in Dubai and Country Manager for the MENA and Western Europe Region at Beijing HyperStrong Technology Co., Ltd.. In these roles, he is responsible for developing energy storage projects in overseas markets. From May 2023 to August 2024, Mr. Li served as MENA Director at HK Green Energy Co., a subsidiary of China Power International Development Limited, where he was responsible for business development in the Middle East region for electricity generation projects investments and green power investment strategy study. From May 2018 to November 2022, Mr. Li served as the Sales Director and General Manager of Shanghai Electric Dubai Co. Mr. Li has significant experience in green energy development trends and investment, as well as combinations of green power and data computing hubs in the PRC and abroad. Mr. Li holds both a Master’s degree from The University of Hong Kong and a Bachelor’s degree from Shanghai International Studies University.

Tao Wang Mr. Wang has been on the Board since May 2025 and serves on the audit committee. From February 2019 to present, he has served as the Vice President at Tianyun Rongchuang Data Technology Co Ltd. (“Tianyun Data”), a top tier company in the PRC AI and database industries, known for its contributions in PaaS and MaaS infrastructure. His role has involved strategic oversight across investor relations, product commercialization, government affairs, market expansion, and financial sector business development, while also providing active leadership in key corporate milestones and day-to-day business operations. From October 2010 to February 2019, Mr. Wang served as the SVP and Executive Director of Business Development at Cigna CMB Life Insurance Co., Ltd. (“Cigna”). His previous experience also includes serving as Deputy Vice President of Banking Insurance for China at AIA Life Insurance Co., Ltd. Mr. Wang has significant experience in business development in the PRC. Mr. Wang holds both a Master’s and a Bachelor’s degree from the Institute of International Relations.

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

B.
Compensation

Compensation of Directors and Executive Officers

The aggregate compensation, including benefits in kind granted and granted but unvested RSUs (including deferred RSUs), during the years ended December 31, 2025, that we or any of our subsidiaries paid to all of our directors and executive officers as a group for their services in all capacities to our company or any of our subsidiaries was approximately $6.2 million.

According to the local laws and regulations of Shenzhen, China, we were required to contribute 16% to 17% (depending on whether the staff has a Hukou in Shenzhou) of the stipulated salaries of our staff that work in Shenzhen to retirement benefit schemes to fund retirement benefits for our employees. In Wuxi, we are required to contribute 16% of our staff’s salaries to help fund retirement benefits for our employees. In Dongguan, we are required to contribute 16% of our staff’s salaries to help fund retirement benefits for our employees.

The cost of our contributions to the staff retirement plans in Hong Kong and China amounted to approximately $0.6 million, $0.6 million, and $0.8 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

No share options were granted under the 2016 stock option plan during the year ended December 31, 2025.

As of December 31, 2025, no options were issued and outstanding under the 2016 stock option plan and no shares remained eligible for future grants under the plan.

As of December 31, 2025, none of our current directors, executive officers, our employees or other qualified individuals held any outstanding stock options under the 2016 stock option plan. All directors and executive officers who previously held stock options have either resigned or been removed from their positions during or prior to 2021. Upon their departure, unvested options were forfeited in accordance with the terms of our equity incentive plans. The Company currently has no plan to issue any awards under our 2016 stock option plan.

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

No share options were granted under the 2017 stock option plan during the year ended December 31, 2025.

As of December 31, 2025, no options were issued and outstanding under the 2017 stock option plan and no shares remained eligible for future grants under the plan.

As of December 31, 2025, none of our current directors, executive officers, our employees or other qualified individuals held any outstanding stock options under the 2017 stock option plan. All directors and executive officers who previously held stock options have either resigned or been removed from their positions during or prior to 2021. Upon their departure, unvested options were forfeited in accordance with the terms of our equity incentive plans.

The Company currently has no plan to issue any awards under our 2016 stock option plan.

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

Set forth below is a summary of equity awards granted under the Company’s LTIP during the year ended December 31, 2025. Such awards were granted to directors, officers and employees in connection with their services to the Company, and vested in accordance with the agreed vesting schedule.

2025 LTIP Awards (Restricted Shares and RSUs)		Total Shares /
Recipient	Award Types	RSUs Granted
Michael Cricenti	Restricted Shares	205,386
Bo Hu	Deferred RSUs	100,000
Peter R. Kellogg	RSUs	80,838
Chunhua Yu	Restricted Shares	192,814
Tao Wang	Restricted Shares	39,877
Ruigang Li	Restricted Shares	39,877

Amendments to PSU Award

In connection with Bo Hu’s appointment as Chief Executive Officer, on October 23, 2024, he was granted two performance-based equity awards (the “PSU Awards”) under the Plan. On April 28, 2026, the Company entered into an amendment to the PSU Awards with Bo Hu. The amendment primarily provided for (i) an improved measurement methodology for the share price performance metric using a 60-day volume-weighted average price with outlier exclusion; (ii) automatic downward adjustments to both share price and net asset value thresholds in the event of cash dividends or distributions, and (iii) equitable adjustments in the event of spin-offs or similar distributions of assets. The amendment was designed to ensure the Plan remains properly aligned with shareholders’ total returns in the event of potential strategic transactions and dividend payouts.

Besides, Michael Cricenti has served as a director of the Company since December 13, 2021. On October 23, 2024, he was granted two PSU Awards under the Plan. On April 28, 2026, the Company entered into an amendment to the PSU Awards with Michael Cricenti. The amendment primarily provided for (i) an improved measurement methodology for the share price performance metric using a 60-day volume-weighted average price with outlier exclusion; (ii) automatic downward adjustments to both share price and net asset value thresholds in the event of cash dividends or distributions, (iii) equitable adjustments in the event of spin-offs or similar distributions of assets, and (iv) accelerated vesting of the PSU Awards upon his termination by the Company without cause or his resignation for good reason. The amendment was designed to ensure the Plan remains properly aligned with shareholders’ total returns in the event of potential strategic transactions and dividend payouts.

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

Corporate Governance Guidelines

We have adopted a set of corporate governance guidelines which are available on our website at https://www.namtai.com/governance/index.html. The contents of this webpage address are not a part of this annual report. Shareholders also may request a free copy of our corporate governance guidelines in print form by making a request to:

Media and Investor Relations
Department Nam Tai Property Inc.
E-mail: ir@namtai.com.cn

Committees of our Board of Directors

The charters for our audit committee, compensation committee and nominating and corporate governance committee are available on our website at https://www.namtai.com/governance/index.html. The contents of this webpage address are not a part of this annual report. Shareholders may request a copy of each of these charters by email set forth in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate Governance Guidelines.”

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

As of the date of this annual report, the audit committee consists of Michael Cricenti (Chair), Ruigang Li and Tao Wang, each of whom satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Michael Cricenti qualifies as an “audit committee financial expert” as defined under SEC rules.

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

As of the date of this annual report, the compensation committee consists of Michael Cricenti (Chair), Bo Hu and Chunhua Yu.

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

As of the date of this annual report, the committee consists of Michael Cricenti (Chair), Bo Hu and Chunhua Yu.

Special Committee

The special committee of the Board of Directors was established on November 7, 2022 to review and evaluate potential strategic alternatives and related matters and to make recommendations to the Board. The committee is authorized to retain independent legal, financial and other advisors as it deems necessary to carry out its responsibilities.

As of the date of this annual report, the committee consists of Michael Cricenti and Bo Hu, who have continuously served as members of this special committee since its establishment.

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

On May 19, 2025, the Board dissolved the committee. Prior to its dissolution, the committee consisted of Bo Hu and Chunhua Yu.

D.
Employees

The following table provides information concerning the number of Nam Tai’s employees, their geographic location and their main category of activity as of December 31, 2023, 2024 and 2025.

		As of December 31,
Geographic Location	Main Activity	2023	2024	2025
Shenzhen, PRC
	Administration	29	29	44
	Project development	27	27	22
	Selling and marketing	21	21	19

	Total Shenzhen	77	77	85
Wuxi, PRC
	Selling and marketing	1	1	1
	Total Wuxi	1	1	1
Dongguan, PRC
	Project development	3	—	—
	Selling and marketing	3	5	5
	Total Dongguan	6	5	5
Total Employees		84	84	91

Total Employees

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

E.
Share Ownership

For information regarding the numbers and percentage ownership of our shares by directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Beneficial Ownership of Our Common Shares by Our Directors, Senior Management and Principal Shareholders.”

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Beneficial Ownership of Our Common Shares by Our Directors, Senior Management and Principal Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of March 31, 2026 by:

•
each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us who own beneficially 5% or more of our common shares; and
•
each of our current directors and senior management.

The calculations in the table below are based on 60,999,298 issued and outstanding common shares as of March 31, 2026, excluding treasury shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares beneficially owned(1)
Name	Number		Percent
Directors and Executive Officers:
Michael Cricenti	3,160,468	(2)	5.2%
Peter R. Kellogg	13,014,902	(3)	21.3%
Bo Hu	2,030,827	(4)	3.3%
Chunhua Yu	1,046,439	(5)	1.7%
Ruigang Li	*		*
Tao Wang	*		*
Yuhua (Lillian) Zhang	*		*
All directors and executive officers as a group	19,860,535		32.0%
Principal Shareholders:
Peter R. Kellogg	13,014,902	(3)	21.3%
Oasis Management Company Ltd.	12,808,903	(6)	21.0%
IsZo Capital LP	10,717,099	(7)	17.6%

Notes:

* Less than 1%.

(1)
Percentage of ownership calculated is based on 60,999,298 common shares outstanding as of March 31, 2026, excluding treasury shares. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, options which are exercisable within 60 days of March 31, 2026 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)
Represents 3,160,468 of our common shares beneficially held directly by Mr. Cricenti as an individual, including 327,272 deferred RSUs that have vested but are subject to deferral arrangements. These shares were granted to Mr. Cricenti during his tenure as a director of the Company as part of the Company’s equity compensation plans. Mr. Cricenti does not hold any shares through corporate entities.
(3)
Represents (i) an aggregate of 12,733,246 common shares beneficially owned by Mr. Kellogg, as reported in Schedule 13D/A filed with the SEC on April 7, 2023, of which 11,111,252 common shares were indirectly held through IAT Reinsurance Company Ltd. and its subsidiaries (“IAT Companies”), in which Mr. Kellogg is the sole holder of its voting stock, 200,000 common share were directly held by Mr. Kellogg as personal assets, and the remaining were held by Kellogg Family Group as defined therein; and (ii) 281,656 shares that were granted to Mr. Kellogg during his tenure as a director of the Company as part of the Company’s equity compensation plans. Mr. Kellogg disclaims beneficial ownership of the shares held by IAT Companies except to the extent of his pecuniary interest therein. Mr. Kellogg is a citizen of the United States. The address of the business office of Mr. Kellogg is c/o IAT Reinsurance Company Ltd., at 4200 Six Forks Road Suite 1400 Raleigh, NC, 27609.
(4)
Represents 2,030,827 shares held directly by Mr. Hu as an individual, including 655,315 deferred RSUs that have vested but are subject to deferral arrangements. These shares were granted to Mr. Hu during his tenure as a director and executive officer of the Company as part of the Company’s equity compensation plans. Mr. Hu does not hold any shares through corporate entities.

(5)
Represents 1,046,439 shares held directly by Mr. Yu as an individual. These shares were granted to Mr. Yu during his tenure as a director, executive officer and President of the Company as part of the Company’s equity compensation plans. Mr. Yu does not hold any shares through corporate entities.
(6)
Represents 12,808,903 of our common shares held by Oasis Management Company Ltd. as of April 13, 2026. Based solely on its Schedule 13D/A filed with the SEC on December 16, 2025, Oasis Management Company Ltd., a Cayman Islands exempted company, is the investment manager of Oasis Investments II Master Fund Ltd., a Cayman Islands exempted company (the “Oasis II Fund”), with respect to the common shares held by the Oasis II Fund. Mr. Seth Fischer is responsible for the supervision and conduct of all investment activities of the investment manager, including all investment decisions with respect to the assets of the Oasis II Fund and the common shares held by the Oasis II Fund. Mr. Fischer is a citizen of Germany. The address of the business office of Mr. Fischer is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen’s Road Central, Central, Hong Kong. The address of the business office of each of Oasis Management and the Oasis II Fund is Ugland House, PO Box 309 Grand Cayman, KY1-1104, Cayman Islands.
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

To our knowledge, except as disclosed elsewhere in this annual report, we are not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly through March 31, 2026.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of March 31, 2026, there were approximately 309 holders of record of our common shares. According to information provided to us by our transfer agent, 287 holders of record with addresses in the United States held 53,726,630 of our common shares, representing 87.01% of our total issued shares, as of March 31, 2026.

We are not aware of any arrangements that may, at a subsequent date, result in a change of control of our company.

B.
Related Party Transactions

Certain Relationships and Transactions with Kaisa

In 2023, property management fees of $1.1 million were incurred to Kaisa Property Management (Shenzhen) Co., Ltd., a related party controlled by our then principal shareholder, Kaisa. Kaisa Property Management (Shenzhen) Co., Ltd. ceased to be a related party of the Company in 2023. All the service fees are paid monthly.

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

On December 23, 2025, the Company and IAT Insurance Group, Inc. entered into an amendment to the Amended and Restated Promissory Note, which had an original principal amount of $12.0 million and an initial maturity date of January 11, 2026. Based on the amendment, beginning January 12, 2026, the maturity date of the Note will automatically extend for successive 90-day rollover periods unless IAT delivers at least 60 days’ prior written notice requiring repayment before the end of any such period. As of the amendment date, the outstanding principal balance of the Note was approximately $15.75 million, with accrued interest of approximately $47 thousand.

On January 9, 2026, the Company fully repaid the outstanding principal of $3.0 million and accrued interest of approximately $0.95 million under the IsZo Note.

On March 20, 2026, the Company fully repaid approximately $17.1 million outstanding under the IAT Note.

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

Private Placement

Separately, after consideration by the Board, on April 5, 2023, the Company entered into a Securities Purchase Agreement with certain purchasers for the purchase and sale of 8,821,273 shares in a private placement at a price of US $1.75 per Share for aggregate proceeds of approximately $15.4 million (the “Private Placement”). The shares purchased by related parties included 2,857,143 shares by IAT Reinsurance Company Ltd. for $5.0 million and 2,285,714 shares by IsZo Capital Management LP for $4.0 million. The shares issued in the Private Placement were sold and issued in reliance on an exemption from registration under the Securities Act of 1933, as amended. The Company intends to use the proceeds from the Private Placement for general corporate purposes, including working capital and general and administrative expenses, and to satisfy existing obligations and liabilities, including obligations that may arise in connection with litigation proceedings.

Employee Stock Option Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Incentive Plans.”

C.
Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

Except as described below or elsewhere in this annual report, we are not involved in any litigation, other legal proceedings, or arbitration proceedings that would have a material adverse impact on our business or operations. We may from time to time be subject to various judicial or administrative proceedings arising in the ordinary course of our business.

Nam Tai • Longxi General Contractor Dispute

In July 2025, we received a notice from Shenzhen Guangshengda Construction Co., Ltd. (“Guangshengda”) regarding the assignment of claims for Nam Tai • Longxi project under its general construction contract to Shenzhen Weiyueda Mechanical & Electrical Installation Engineering Co., Ltd. (“Weiyueda”). We responded in August 2025, disputing and refusing to acknowledge the validity of such assignment. We believe the assignment is invalid due to, among other reasons, Guangshengda’s failure to fully perform its post-warranty maintenance obligations, which has led to customer complaints and potential group disputes, the ongoing and unresolved final project settlement process, which includes potential claims for liquidated damages against Guangshengda for project delays, and Guangshengda’s failure to issue the full amount of required invoices for the project.

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

In January 2026, the court held the first hearing, but no judgment was rendered. The court provided both parties additional time to finalize settlement calculations. A second hearing was held in April 2026, and no judgment has been issued as of the date of this report.

This litigation remains pending before the court, and the timing and outcome remain uncertain. The freezing of properties has impeded their sale, which could adversely affect our project sales and cash flow if not resolved in a timely manner. As of the date of this report, no provision has been recorded in respect of this matter.

Nam Tai • Longxi Property Services Dispute

The Company is involved in litigation with Dongguan Kaisa Property Management Co., Ltd. (“Dongguan Kaisa Property”), the initial property management service provider for Nam Tai • Longxi project, which was substantially completed in 2022.

In October 2024, as part of the Global Settlement with GSL, the Company entered into a settlement agreement with Dongguan Kaisa Property to terminate the property management contract for Nam Tai • Longxi project and change the property management company with the assistance of Dongguan Kaisa Property. However, Dongguan Kaisa Property did not vacate, and filed a lawsuit against the Company later in 2025 (the “Dongguan Litigation”).

In August 2025, Dongguan Kaisa Property obtained a pre-litigation preservation order from the court, freezing two residential units of the Nam Tai • Longxi project and approximately RMB0.2 million in the Company’s bank accounts. In October 2025, the Company obtained Dongguan Kaisa Property’s statement of claim, which seeks payment of approximately RMB1.1 million in property management fees for vacant residential units and parking units from November 2024 to May 2025, plus fees of approximately RMB2.2 million for vacant commercial units from September 2023 to May 2025, totaling approximately RMB3.4 million, inclusive of late payment interest.

In November 2025, in response to Dongguan Kaisa Property’s actions, the Company initiated arbitration with the International Chamber of Commerce (“ICC”) against GSL and Kaisa.

On January 21, 2026, the Company and the Kaisa-affiliated parties executed a supplemental agreement to the Global Settlement. Pursuant to this supplemental agreement, the parties have submitted applications to withdraw the Dongguan Litigation, to lift all related preservation measures, and to withdraw the ICC arbitration. Dongguan Kaisa Property has also undertaken that it will not pursue any claims for property management service fees incurred on or before December 31, 2025.

Based on consultation with legal counsel, management believes that the supplemental agreement has fully resolved the disputes. All litigation, arbitration proceedings and related preservation measures have been formally withdrawn. As the Company no longer faces a probable loss, no provision has been recorded.

Nam Tai • Longxi Temporary Mortgage Guarantee Dispute

As part of the Company’s ordinary course of business for sales of residential properties for the Nam Tai • Longxi project and consistent with the industry practice, the Company provides temporary mortgage guarantee to purchasers until the purchasers receive their title certificates and mortgage their properties to relevant commercial banks. If a purchaser defaults on the payment of its mortgage during such interim period, the mortgage lending bank may require the Company to repay the outstanding amount under the mortgage loan plus any accrued interest.

In March 2026, the Company received two arbitration notices concerning temporary mortgage guarantees of the Nam Tai • Longxi project, with principal and accrued interest of approximately RMB1.8 million and RMB2.4 million, respectively, totaling approximately $0.6 million. The Company is pursuing after the two purchasers and actively defending the cases. Both cases are at an early stage. Based on advice from legal counsel and currently available information, management believes that the likelihood of an unfavorable outcome is not probable. Accordingly, no provision has been recognized in the 2025 financial statements.

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

We had not declared or paid any cash dividends on our capital shares in 2025.

Whether future dividends will be declared will depend upon our future growth and earnings, of which there can be no assurance, and our cash flow needs for future expansion, which growth, earnings or cash flow needs may be adversely affected by one or more of the factors discussed in “Item 3. Key Information—D. Risk Factors” in this annual report. There can be no assurance that future cash dividends will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

B.
Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

B.
Plan of Distribution

Not Applicable.

C.
Markets

See “ A. Offer and Listing Details.”

D.
Selling Shareholders

Not Applicable.

E.
Dilution

Not Applicable.

F.
Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

Not Applicable.

B.
Memorandum and Articles of Association

Memorandum and Articles of Association

We are a business company limited by shares incorporated in the British Virgin Islands (Company No. 3805) and our affairs are governed by our Amended and Restated Memorandum and Articles of Association (“M&As”), the BVI Act and other applicable legislation.

Since our incorporation, our M&As have been amended on several occasions, with the most recent amendment being filed with the Registrar of Corporate Affairs in the British Virgin Islands on 26 March 2025.

As set forth in Clause 4 of our Memorandum of Association (“Memorandum”) included in our M&As, our object or purpose is to engage in any act or activity that is not prohibited under British Virgin Islands law.

Common Shares

We are authorized to issue a total of 200,000,000 common shares of par value $0.01 per share. As of March 31, 2026, we had 60,999,298 shares outstanding.

We have never had any class of shares outstanding other than our common shares, nor have we ever changed the voting rights with respect to our common shares.

Rights of Directors

The following summarizes certain of the provisions relating to the rights of directors from our Articles of Association (“Articles”), included in our M&As:

•
Regulation 55 provides that a director may be counted as part of the quorum and may vote on a resolution with respect to any contract or arrangement in which the director is materially interested or that director enters into with us.
•
Regulation 46 provides that a director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the members and at any separate meeting of the holders of any class of shares in our company.
•
There are no provisions in our M&As governing for the retirement or non-retirement of directors under an age limit requirement.
•
Regulation 79 provides that the directors may, before declaring any dividend, set aside out of our profits such sum as they think proper as a reserve fund for whatever purpose, and may invest the sum so set apart as a reserve fund upon such securities as they may select;
•
Regulation 80 allows the directors to deduct from any shareholder’s dividends amounts due to us from that shareholder.

Pursuant to our M&As and pursuant to the laws of the British Virgin Islands, our Board of Directors without shareholder approval, may amend our Memorandum and Articles of Association except:

•
to restrict the rights or powers of our shareholders to amend the Memorandum or the Articles;
•
to change the percentage of shareholders required to pass a resolution of shareholders to amend the Memorandum or the Articles;
•
in circumstances where our the Memorandum or the Articles cannot be amended by the shareholders;
•
to authorize us to issue, or authorize the issuance of, bearer shares; or
•
to change or delete any of the foregoing.

Rights of Shareholders

Under our M&As and applicable law, holders of our shares:

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

Under our M&As or applicable British Virgin Islands laws:

•
all of our common shares are equal to each other with respect to voting and dividend rights; and
•
in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

Capital Stock and Variation of Rights

Regulation 5(a) provides that our registered shares may be certificated or uncertificated and shall be entered in our register of members and registered as they are issued;

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

Regulation 10 provides that if at any time there are different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation; and

Regulation 19 provides that we may by resolution of directors amend the Memorandum to increase or reduce the number of shares that we are authorized to issue.

There are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed. There are no provisions in our Articles governing the liability to further capital calls by us.

British Virgin Islands laws and our M&As impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.

Meetings of Shareholders

Regulation 22 provides that directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of shareholders holding more than 30% of the votes of our outstanding voting shares. There is no condition to the admission of a shareholder or his or her proxy holder to our meetings of shareholders.

Anti-takeover provisions

The power of our Board of Directors to amend our M&As includes the power to increase or reduce the total number of shares we are authorized to issue. In addition, our Board of Directors has the power to issue any share in our company with such preferred, deferred or other special rights or restrictions in regard to dividend, voting, return of capital or otherwise as our Board of Directors may from time to time determine without shareholder approval. Our ability to amend our M&As and to issue preferred shares without shareholder approval in this fashion could have the effect of delaying, deterring or preventing our change in control, including one involving a tender offer to purchase our common shares or to engage in a business combination at a premium over the then current market price of our shares.

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

The BVI Act provides that a director “shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company, disclose the interest to the Board of the company”. The failure of a director to so disclose an interest does not affect the validity of a transaction entered into by the director or the company, provided that the director’s interest was disclosed to the Board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). Typically, a company’s memorandum and articles of association will allow a director interested in a particular transaction to vote on it, attend meetings at which it is considered, and sign documents on behalf of the company which relate to the transaction, and our M&As provide that a director may be counted as one of a quorum upon a motion in respect of any contract or arrangement which he shall make with the Company, or in which he is so interested as aforesaid, and may vote upon such motion.

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

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. As permitted by British Virgin Islands law, our Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

British Virgin Islands law and our M&As provide that upon the written request of shareholders entitled to exercise thirty per cent (30%) or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. As a British Virgin Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of investors on a board of directors since it permits the investor to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands, but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles, a director may be removed from office with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least fifty per cent (50%) of the shareholders of the company entitled to vote.

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

The liquidation of a company may be a voluntary solvent liquidation or a liquidation under the British Virgin Islands Insolvency Act, or the Insolvency Act.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under British Virgin Islands law and our Articles, if our share capital is divided into more than one class of shares, the rights attached to any class may only be materially adversely varied with the consent in writing of the holders of not less than three-fourths (3/4ths) of the issued shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our M&As may be amended by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a resolution of directors: (i) to restrict the rights or powers of the shareholders to amend the Memorandum or Articles; (ii) to change the percentage of shareholders required to pass a resolution of shareholders to amend the Memorandum or Articles; (iii) in circumstances where the Memorandum or Articles cannot be amended by the shareholders; (iv) to authorize us to issue, or authorize the issuance of, bearer shares; or (v) to change or delete any of the foregoing.

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

D.
Exchange Controls

There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai’s securities or on the conduct of our operations in Hong Kong, Cayman Islands or the British Virgin Islands, where Nam Tai and some of its subsidiaries are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. Payment of dividends by our subsidiaries in China to our subsidiaries outside China and to us, as the ultimate parent, is subject to restrictions under PRC law and may only be paid out of distributable profits. See “Item 3. Key Information—D. Risk Factors—Risks Related to China—Changes in government control of currency conversion and in PRC foreign exchange regulations may adversely affect our business operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to China—Payment of dividends by our subsidiaries in the PRC to our subsidiaries outside the PRC and to us, as the ultimate parent, is subject to restrictions under PRC law.” If we decide to re-initiate our payment of dividends to our shareholders, the PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate our ability to pay any dividends at all. With the exception of a requirement that 10% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.

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

This discussion is based on the tax laws of the United States as in effect on the date of this annual report, including the Code, applicable U.S. Treasury regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before the date hereof. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this annual report are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, no ruling has been obtained and no ruling will be requested from the IRS with respect to any of the U.S. federal income tax consequences described below, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, the special tax accounting rules under Section 451(b) of the Code, the Medicare tax on net investment income, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•
banks and certain other financial institutions;
•
regulated investment companies;
•
real estate investment trusts;
•
insurance companies;
•
broker-dealers;
•
traders that elect to mark to market;
•
tax-exempt entities, qualified retirement plans, individual retirement accounts or other tax deferred accounts;
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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICABILITY AND EFFECT OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES INCLUDING TREATY, ESTATE, GIFT AND INHERITANCE LAWS AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

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

If a partnership or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes (“Partnership”) holds our common shares, the tax treatment of an equity owner (“Partner”) of such Partnership generally will depend on such Partner’s status and the activities of the Partnership. Partners in such Partnerships should consult their tax advisors.

Dividends and Other Distributions on Our Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions made by us with respect to our common shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income on the date on which the dividends are actually or constructively received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, dividends generally will constitute qualified dividend income and be taxed at currently preferential long-term capital gains rates only if (i) our common shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, (ii) we are not treated as a PFIC with respect to the applicable U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding periods and other requirements are met. Any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of actual or constructive receipt.

As noted above and subject to applicable limitations, taxing jurisdictions other than the United States may withhold taxes from distributions on our common shares, and a U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. The IRS released notices that provide relief from certain of the provisions of the U.S. Treasury regulations described in the preceding sentence for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct foreign taxes in computing its taxable income, subject to generally applicable limitations under U.S. tax law. An election to deduct foreign taxes in lieu of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year in which such election is made. The foreign tax credit rules are complex and U.S. Holders should consult their tax advisors regarding the application of such rules, including the credibility of foreign taxes, in their particular circumstances.

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

Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits. In the event we are deemed to be a PRC resident enterprise under the PRC tax law, the amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Any gain generally would constitute U.S. source income. However, a U.S. Holder may be able to elect to treat its gain as PRC source gain for foreign tax credit purposes if the U.S. Holder is eligible for the benefits of an applicable treaty. U.S. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes imposed on gains from dispositions of class A ordinary shares unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. As discussed above under “—Dividends and Other Distributions on Our Common Shares” the IRS released notices that provide relief from certain of the provisions of the U.S. Treasury regulations limiting certain foreign income taxes from being creditable described in the preceding sentence (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on disposition gains. If the U.S. Holder is are precluded from claiming a foreign tax credit, any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. U.S. Holders are urged to consult their your tax advisors regarding the consequences of the imposition of any PRC tax on disposition gains, including treaty resourcing rules, any reporting requirements with respect to a treaty-based return position and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

Based on our analysis of our income, assets, activities and market capitalization, we do not expect to be classified as a PFIC for the taxable year ended December 31, 2025. However, our PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of our company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the common shares from time to time, which could be volatile). In addition, the risk of our company being a PFIC for any taxable year will increase if its market capitalization declines substantially during that year. Furthermore, whether and to which extent our company’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including our future business plan and the application of laws that are subject to varying interpretation. Moreover, the application of the PFIC rules with respect to us is unclear in certain respects. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. For example, based on the current and anticipated structure and operations of our group, as well as rules contained in certain U.S. Treasury Regulations, we intend to treat certain rents and gains from any real property that we hold directly or that is held directly by our subsidiaries as active income. The application of the rules addressing active rental income to our facts is complex, however, and it is possible that future tax laws may adversely change these rules or the IRS may not agree with our conclusions. Accordingly, there can be no assurances that we will not be a PFIC for our past, current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the IRS and U.S. backup withholding. In addition, a U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules to their particular circumstances.

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

Additional Information Reporting Requirements

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts by filing IRS Form 8938 with their federal income tax return. Our common shares are expected to constitute foreign financial assets subject to these requirements unless our common shares are held in an account at certain financial institutions. U.S. Holders may be subject to a penalty if they fail to timely furnish the required information. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our common shares, and the significant penalties for non-compliance.

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

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions and our principal shareholders are exempt from the reporting provisions, in each case contained in Section 16 of the Securities Exchange Act of 1934. In addition, we are not required under the Securities Exchange Act of 1934 to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act of 1934.

We will post this annual report on Form 20-F on our website https://www.namtai.com/report/index.html. In addition, we will provide hard copies of this annual report free of charge to shareholders upon request.

I.
Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure”.

J.
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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents of RMB235.0 million ($33.4 million). If the RMB had depreciated by 10% against the U.S. dollar and assuming we converted RMB235.0 million into U.S. dollars, our U.S. dollar cash balance for the RMB235.0 million would have decreased to $30.1 million.

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

Currencies included in Cash and Cash Equivalents, Restricted Cash and Short Term Investments

The following table provides the U.S. dollar equivalent of amounts of currencies included in cash and cash equivalents, restricted cash and short term investments on our balance sheets as of December 31, 2024 and 2025:

Currencies included in cash and cash equivalents,	As of December 31
restricted cash and short term investments	2024	2025
United States dollars	$16,132	$10,044
Chinese renminbi	17,109	61,349
Hong Kong dollars	34	32
Total $ equivalent	$33,275	$71,425

For more information on impact of foreign currency fluctuations, see “Item 5. Operating And Financial Review And Prospects—Impact of Foreign Currency Fluctuations.”

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and long term investment are subject to interest rate changes. As of December 31, 2025, we held a RMB31 million ($4.4 million) large-denomination certificate of deposit issued by Shenzhen Rural Commercial Bank, with a 1-year term commencing March 28, 2025, and a fixed annual interest rate of 6.5%. Our interest income primarily consists of interest earned on cash at banks and short-term deposits, which fluctuates with changes in market interest rates.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain of our employees. The term “disclosure controls and procedures,” as defined in Rules13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this annual report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by the company in reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such terms are defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with

U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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

Management assessed our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control-Integrated Framework (2013).” The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on such assessment, management concluded that its internal control over financial reporting as of December 31, 2025 our internal control over financial reporting was effective based on these criteria.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by MRI Moores Rowland LLP, an independent registered public accounting firm. The related report to our shareholders and our Board of Directors appears on the next page of this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nam Tai Property Inc.

Opinion on Internal Control over Financial Reporting

We have audited Nam Tai Property Inc.’s and Subsidiaries (the Company’s) internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income/(loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). Our report dated April 29, 2026, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.

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

110

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and that projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ MRI MOORES ROWLAND LLP

MRI MOORES ROWLAND LLP

Public Accountants and Chartered Accountants

Singapore, April 29, 2026

PCAOB ID : 06955

111

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except as described below:

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024, management identified the following material weaknesses:

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

As disclosed in the Company’s FY2024 filing with the SEC, the material weaknesses described above were primarily resulted from significant organizational and governance disruptions during the period from 2021 to 2024. These disruptions were caused by prolonged disputes among former shareholders and management, which created a challenging control environment. A settlement was only reached in 2024, after which a new management team was appointed. The current management team has had to dedicate significant time and resources to stabilizing the Company and resolving ongoing litigation matters. During the year ended December 31, 2025, we implemented the following remediation measures to address the material weaknesses identified in 2024:

1. We have developed and implemented a formal internal control self-assessment program to periodically evaluate the effectiveness of key controls. We have conducted rounds of control testing on major business cycles and implemented corrective actions on any identified deficiencies. Based on the identified internal control deficiencies, we have been working with various business departments to implement corrective actions;

2. We have reviewed and updated of our internal control policies, procedures, and risk assessments. From 2025 through the present, we have revised more than 90 Company Policies, Procedures, and Guidelines as a total, and adjusted the internal organizational structure to better support business development. From 2025 through the present, we also updated four versions of our authority and responsibility approval process and the IT department promptly updates the continuously improving approval processes into the system to achieve automatic control and high efficiency in the approval process. We have also established a risk assessment system, led by the legal department, to collect risks existing in various business departments, identify risk levels, communicate risk response strategies and solutions, and continuously monitor the risk status;

3. Our internal audit team has developed 11 matrices to document key controls, associated risks, control owners, and relevant financial statement assertions. In April 2025, we have also conducted staff training on internal control fundamentals and control responsibilities. After completing our SOX testing, we also provide training to the relevant departments on the control deficiencies identified and the corresponding remediation measures.

4. We have recruited necessary talents with required knowledge. In addition, we have developed a regular US GAAP training program for all our accounting personnel and internal audit personnel. We will also continue to enhance the technical accounting knowledge of those personnel through U.S. GAAP training in the future, hiring or engaging qualified individuals or external consultants with relevant expertise if needed.

Based on the remediation measures described above, management has concluded that the material weakness identified in 2024 was fully remediated as of December 31, 2025. In addition, under the premise of meeting the requirements of the SOX framework, we have taken the following measures to further improve the efficiency and effectiveness of its internal controls: (1) established a budget management system to enable real‑time control of budgets; (2) implemented a Business Intelligence (BI) system to achieve visualized management of business data, allowing management to make accurate judgments in a timely manner; and (3) achieved business‑finance integration that facilitates the seamless transmission of operational data into financial management and reporting processes to improve the timeliness and accuracy of data transmission. In 2025, while strengthening its internal control system, we have accomplished an intelligent transformation, managing risks while further enhancing operational efficiency and effectiveness.

Other than the remediation measures described above, there were no other changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Michael Cricenti, a member of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Michael Cricenti satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934.

ITEM 16B. CODE OF ETHICS

We have adopted an Amended and Restated Code of Business Conduct and Ethics for All Employees (the “Code of Ethics”) that applies to our directors, officers and employees. We have posted the Code of Ethics on our website, which is located at https://www.namtai.com/ch/corporateGovernance.html. We hereby undertake to provide to any person without charge, upon request, a copy of this code after we receive such person’s written request to:

Media and Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

MRI has served as our independent registered public accounting firm for the years ended December 31, 2024 and 2025. Our audit committee is responsible for the appointment, compensation and oversight of our independent registered public accounting firm. In 2025, our audit committee appointed MRI as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2024, and such appointment was ratified by our shareholders at our 2025 annual general meeting. Our audit committee also appointed MRI as our independent registered public accounting firm for the fiscal year ended December 31, 2025.

The following table presents the aggregate fees for professional services and other services rendered by MRI to us in 2024 and 2025.

	Year Ended December 31,
	2024	2025
	(in thousands of U.S. dollars)
Audit Fees(1)	$325	$360
Tax Fees(2)	—	—
Total	$325	$360

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

Under the Policy, the chairman of our audit committee is delegated with the authority to grant pre-approvals in respect of all auditing services including non-audit service, but excluding those services stipulated in Section 201 “Service Outside the Scope of Practice of Auditors” of the Exchange Act. Moreover, if our audit committee approves an audit service within the scope of the engagement of the audit service, such audit service shall be deemed to have been pre-approved. The decisions of the chairman of our audit committee made under delegated authority to pre-approve an activity shall be presented to our audit committee at each of its scheduled meetings.

Requests or applications to provide services that require specific approval by our audit committee are submitted to our audit committee by both the independent registered public accounting firm and the chief financial officer.

During 2024 and 2025, all of the total audit fees, audit-related fees, tax fees and all other fees were approved by our audit committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities
Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
September 2025	747,500	$1.50	N/A	N/A
Total	747,500	$1.50	N/A	N/A

In September 2025, the Company purchased 747,500 common shares of the Company from an external consultant of the Company at a negotiated purchase price of $1.50 per share, which represented a 64.7% discount to the market value of the Company’s common shares as of September 5, 2025.

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

The Company has provided Moore with a copy of the foregoing disclosures and has requested that Moore review such disclosures and provide a letter addressed to the SEC as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 15.2 is a copy of Moore’s letter addressed to the SEC relating to the statements made by the Company in this annual report. Our first notice of change of auditor dated January 21, 2022; and the resignation of Moore effective November 30, 2021 were previously filed by Registrant on Form 6-K on January 21, 2022.

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

In 2019 and 2020 and the subsequent years prior to engaging MRI, neither we nor anyone on our behalf consulted with MRI with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided by MRI to us that MRI concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a “reportable event” (as defined in Item 16F(a) (1)(v) of Form 20-F).

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

We are committed to upholding the high standards of business ethics and conducting business in accordance with all applicable laws, rules and regulations. Our corporate governance policies are designed to protect the interests of our shareholders and promote responsible business practices and corporate citizenship. Our Code of Ethics and other corporate governance documents are accessible on our website at https://www.namtai.com/governance/index.html.

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

Governance

Our Board of directors is responsible for overseeing risks related to cybersecurity. Our Board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on an annual basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

Our management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. The execution and oversight of our cybersecurity function are led by our head of information technology (IT), who has over ten years of experience in corporate IT management. The head of IT is responsible for the planning, implementation, and ongoing management of our IT systems, as well as the development and maintenance of our information security framework.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business — Failure to maintain the security of our information and technology networks, including personally identifiable and customer information, as well as uncertainties with respect to the interpretation and implementation of cybersecurity review procedures and proprietary business information, could significantly adversely affect us.”

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
4.3

Long-Term Incentive Plan effective May 11, 2022, as amended on February 27, 2023 and further amended and restated on October 23, 2024 (incorporated by reference to Exhibit 4.3 of Company’s annual report on Form 20-F (File No. 001-31583) filed with the SEC on January 29, 2026).

8.1*	List of Significant Subsidiaries.
11.1*	Code of Ethics (adopted and effective on April 28, 2026).
11.2

Amended and Restated Insider Trading and Employee Selling/Buying Securities Guidelines (incorporated by reference to Exhibit 11.2 of Company’s annual report on Form 20-F (File No. 001-31583) filed with the SEC on January 29, 2026).

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm—MRI.
15.2*	Consent of Beijing Dacheng Law Office, LLP (Shenzhen)
97	Clawback policy (incorporated by reference to Exhibit 97 of Company’s annual report on Form 20-F (File No. 001-31583) filed with the SEC on January 29, 2026).
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2026

NAM TAI PROPERTY INC.

By:	/s/ Bo Hu
Name:	Bo Hu
Title:	Director and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nam Tai Property Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nam Tai Property Inc. and Subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income/(loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). Our audits also included the financial statement schedules in Schedule 1. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2026, expressed an unqualified opinion thereon.

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

F-2

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

Impairment of long-lived assets

Description of the Matter

As described in Note 2 (j) to the consolidated financial statements, impairment loss of $0.4 million has been recognized as a result of management’s assessment on impairment for the year ended December 31, 2025. The Company had real estate properties under development, real estate properties held for lease and property, plant and equipment totaling $221 million, $129 million, and $7 million as of December 31, 2025, respectively. These long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying value of these long-lived assets may not be recoverable. When such conditions exist, the Company performs a recoverability analysis to determine if the estimated undiscounted future cash flows or fair value of respective long-lived assets exceed the carrying value of these long-lived assets. The determination of the recoverable amounts includes significant estimates which are highly sensitive and depend upon key assumptions including future occupancy rates, market rates, future economic environment and timing of projected future cash flows.

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

F-3

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nam Tai Property Inc.

Lease income recognized on a straight-line basis over the lease term

Critical Audit Matter Description

We identified lease income recognition as a critical audit matter because lease income is recognized on a straight-line basis over the lease term. This calculation involves aggregating total lease payments, including rent-free periods and fixed escalations and amortizing them evenly over the lease term. The audit of this area is complex due to the volume of lease data and the manual adjustments required to reconcile billed rent to recognized revenue.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following: (i) Evaluating the Group's Lease Accounting Systems and controls for capturing lease terms and incentives and subsequent modifications. (ii) Selecting a sample of lease contracts and recalculating the effective rent to verify the accuracy of the straight-line adjustment. (iii) Testing the completeness of lease incentives by reviewing tenant ledger accounts and correspondence. (iv) Verifying that lease terms and fixed escalations used in the lease income calculation align with executed contracts.

/S/ MRI MOORES ROWLAND LLP

MRI MOORES ROWLAND LLP

Public Accountants and Chartered Accountants

We have served as the Company’s auditor since 2025

Singapore, April 29, 2026

PCAOB ID : 06955

F-4

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2023	2024	2025
Revenue	18	$83,205	$29,185	$48,001
Cost of revenue		(76,960)	(16,661)	(35,667)
Gross profit		6,245	12,524	12,334
Expenses
General and administrative expenses		(45,326)	(30,244)	(17,870)
Selling and marketing expenses		(3,016)	(1,819)	(4,466)
Total operating expenses		(48,342)	(32,063)	(22,336)
Net (loss) income from operations		(42,097)	(19,539)	(10,002)
Other (expense) income, net	13	(7,963)	63,680	10,346
Interest income		85	49	132
(Loss) income before income tax		(49,975)	44,190	476
Income tax benefit (expense)	14	(473)	(15,044)	(366)
Consolidated net (loss) income		(50,448)	29,146	110
Foreign currency translation adjustment		(3,048)	13,549	4,906
Other comprehensive (loss) income		(3,048)	13,549	4,906
Consolidated comprehensive (loss) income		$(53,496)	$42,695	$5,016
Basic (loss) earnings per share	11	$(0.9680)	$0.4952	$0.0018
Diluted (loss) earnings per share	11	$(0.9680)	$0.4886	$0.0018

NAM TAI PROPERTY INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share data)

		December 31,
	Notes	2024	2025
ASSETS
Current assets:
Cash and cash equivalents	2(b)	$26,861	$43,503
Restricted cash	2(b)	6,414	10,141
Short term investments	2(c)	—	17,781
Accounts receivable		6,058	3,347
Real estate properties held for sale		52,552	22,080
Prepaid expenses and other receivables		14,492	11,617
Total current assets		106,377	108,469
Real estate properties under development, net	3	191,549	220,729
Property, plant and equipment, net	4	16,256	7,157
Real estate properties held for lease, net	5	135,428	128,638
Deferred income tax assets	14	2,114	5,689
Other assets		1,885	2,503
Total assets		$453,609	$473,185
LIABILITIES AND EQUITY
Current liabilities:
Short term bank and third party loans	9	$7,649	$4,410
Current portion of long term bank loans	9	27,860	3,870
Accounts payable		31,629	31,561
Rental deposits from customers		2,465	799
Accrued expenses and other payables		22,152	21,346
Advance from customers	8(a)	16,026	1,014
Contract liabilities	8(b)	7,556	5,208
Current portion of amount due to shareholders	20	—	19,688
Total current liabilities		115,337	87,896
Long term bank loans	9	106,803	166,527
Long term rental deposits		1,825	1,850
Finance lease payable		4	—
Other payable		23,130	19,147
Deferred income tax liabilities	14	16,342	16,077
Amount due to shareholders		17,836	—
Total liabilities		281,277	291,497
Commitments and contingencies (Note 15)
Equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued 60,203,214 and 61,295,260 shares; outstanding 60,203,214 and 60,547,760 shares as at December 31,2024 and 2025, respectively)	10(a)	602	613
Treasury stock, at cost (747,500 shares as at December 31, 2025)	10(c)	—	(1,121)
Additional paid-in capital		320,389	325,839
Accumulated deficit		(138,421)	(138,311)
Accumulated other comprehensive loss		(10,238)	(5,332)
Total shareholders’ equity		172,332	181,688
Total liabilities and shareholders' equity		$453,609	$473,185

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

			Common		Additional		Other	Total
	Common	Treasury	Shares	Treasury	Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Shares	Amount	Stock	Capital	Deficit	Loss	Equity
Balance at January 1, 2023	40,547,379	—	$405	$—	272,291	$(117,119)	$(20,739)	$134,838
Shares issued on private replacement and equity awards	17,786,736	—	179	—	42,522	—	—	42,701
Stock-based compensation expenses	—	—	—	—	101	—	—	101
Net loss	—	—	—	—	—	(50,448)	—	(50,448)
Foreign currency translation adjustments	—	—	—	—	—	—	(3,048)	(3,048)
Balance at December 31, 2023	58,334,115	—	$584	$—	314,914	$(167,567)	$(23,787)	$124,144
Shares issued on equity awards	1,869,099	—	18	—	5,475	—	—	5,493
Stock-based compensation expenses	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	29,146	—	29,146
Foreign currency translation adjustments	—	—	—	—	—	—	13,549	13,549
Balance at December 31, 2024	60,203,214	—	$602	$—	320,389	$(138,421)	$(10,238)	$172,332
Shares issued on equity awards	1,092,046	—	11	—	5,450	—	—	5,461
Stock-based compensation expenses	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	110	—	110
Foreign currency translation adjustments	—	—	—	—	—	—	4,906	4,906
Share buy back	—	(747,500)	—	(1,121)	—	—	—	(1,121)
Balance at December 31, 2025	61,295,260	(747,500)	$613	$(1,121)	325,839	$(138,311)	$(5,332)	$181,688

NAM TAI PROPERTY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Consolidated net (loss) income	$(50,448)	$29,146	$110
Adjustments to reconcile consolidated net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,824	4,683	4,599
Amortization of right-of-use asset	525	264	—
Gain on disposal of property, plant and equipment	—	—	(17,395)
Impairment on real estate properties held for sale	—	—	429
Impairment on property, plant and equipment		3,404	—
Gain on lease termination	—	(2,360)	—
Share-based compensation expenses	21,517	6,241	5,078
Unrealized exchange (gain) loss	40	(263)	104
Deferred income taxes	(1,235)	(1,611)	(3,840)
Interest paid	(4,200)	(5,197)	(6,323)
Changes in current assets and liabilities:
Accounts receivable	(112)	(164)	2,711
Prepaid expenses and other receivables	(4,607)	4,719	2,257
Rental deposits paid out as leasee	19	87	—
Real estate properties under development	67,941	(59)	3,659
Accrued expenses and other payables	156,175	(170,281)	1,914
Accounts payable	(16,376)	(1,346)	(68)
Lease liabilities	(405)	(194)	—
Advance from customers	(1,355)	10,428	(15,012)
Rental deposits from customers	98	194	(1,641)
Contract liabilities	(52,237)	5,747	(2,348)
Amount due to shareholders and other related companies	(152,461)	1,677	1,852
Total adjustments	18,151	(144,031)	(24,024)
Net cash used in operating activities	$(32,297)	$(114,885)	$(23,914)
Cash flows from investing activities:
Purchase of property, plant & equipment			(892)
Proceeds from disposal of property, plant and equipment and other assets	—	—	28,981
Redemption of marketable securities	—	—	38,521
Payments for purchases of short term investments	—	—	(56,031)
Proceeds from disposal of short term investments	1,610	30,796	—
Net cash provided by (used in) investing activities	$1,610	$30,796	$10,579
Cash flows from financing activities:
Repayment of bank and other loans	(15,572)	(32,723)	(136,044)
Proceeds from bank and other loans	6,274	24,744	164,853
Payment of principal from finance lease	(2)	(2)	(4)
Proceeds from shares issued on private replacement	21,283	—	—
Payments of repurchase of shares	—	—	(1,121)
Net cash (used in) provided by financing activities	$11,983	$(7,981)	$27,684
Net (decrease) increase in cash and cash equivalents and restricted cash	$(18,704)	$(92,070)	$14,349
Cash and cash equivalents and restricted cash at beginning of year	137,957	113,791	33,275
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(5,462)	11,554	6,020
Cash and cash equivalents and restricted cash at end of year	$113,791	$33,275	$53,644
Supplemental schedule of cash flow information:
Cash paid for amounts included in the measurement of lease liabilities	$(405)	$(194)	$—
Non-cash investing activities:
Increase (decrease) in construction in progress funded through accounts payable	$(1,504)	$(20)	$10,954
Interest paid	(8,252)	(9,685)	(8,617)
Share-based compensation expenses	21,517	6,241	5,078

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

2.
Summary of Significant Accounting Policies
(a)
Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. The Company consolidates companies in which it has controlling interest over 50%. All intercompany accounts, transactions and cash flows have been eliminated on consolidation.

(b)
Cash and cash equivalents and restricted cash

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition. As of December 31, 2024 and 2025, the Company had cash and cash equivalents of $26.9 million and $43.5 million respectively.

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

As of December 31, 2025, Restricted cash consisted of loan security deposit accounts and certificates of deposit of $7.1 million, $2.2 million restricted in connection with the freezing orders issued by the relevant PRC courts, a security cash deposit of $0.7 million due to a guarantee to the bank for the repayment of the loans of our long-term rental customers, which will be gradually released as the loans are repaid, and $0.1 million frozen by other restrictions.

(c)
Short-term investments

All highly liquid investments with original maturities of greater than three months and less than 12 months are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments.

As of December 31, 2024 and 2025, the Company held short-term investments of $nil and $17.8 million (RMB125.0 million), respectively.

As of December 31, 2025, short-term investments consisted of principal-protected structured deposits with commercial banks in the PRC. These structured deposits are denominated in Renminbi and have short maturities ranging from 30 to 31 days. The investment returns are linked to the exchange rates of Euro against US dollar and are determined based on predefined conditions. The structured deposits do not permit early withdrawal prior to maturity. The Company accounts for these investments at amortized cost and recognizes interest income using the effective interest method.

(d)
Accounts receivable

Accounts receivable include amounts from tenants for operating lease receivables and accrued straight-line rental revenue. The allowance for doubtful accounts is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balance, and other factors that may affect the customers’ ability to pay. As of December 31, 2024 and 2025 , the Company had accounts receivable of $6.1 million and $3.3 million, and no allowance was established.

(e)
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

Our classification of real estate properties under development in non-current assets represent the projects to be developed into technology parks held for lease purpose.

(g)
Real estate properties held for sale

Real estate properties held for sales are stated at the lower of carrying amount or fair value less selling costs. Our classification of real estate held for sale in current assets represents inventories of the Longxi project that are held for sale.

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

For the years ended December 31, 2024 and 2025, the Company did not recognize any impairment for real estate properties held for lease. The Company determines estimated fair value primarily by discounting the estimated future cash flows relating to the asset. The factors that the Company uses include the expected pace at which the planned number of units will be leased out based on market conditions and the expected costs to be incurred in the future.

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

In 2025, the Company assessed the impairment of its long-lived assets used in Shenzhen, Dongguan, by comparing undiscounted cash flows with the carrying amounts of the assets. The results indicated the carrying amounts of the Company’s long-lived assets on December 31, 2025 were more than undiscounted cash flows and $0.4 million impairment loss was recognized in 2025 for long-lived assets used in Dongguan. During the year ended December 31, 2025, the Company disposed of Wuxi property with a carrying amount of $10.1 million. The disposal resulted in cash proceeds of $32.0 million and $3.1 million payments to the property’s master tenant and its sublessees ; and a gain of $18.8 million recognized in other income.

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

For property service income

According to ASC 606 “Revenue from Contracts with Customers”, the realization of property service revenue can be recognized as the performance obligation is satisfied over time as services are rendered.

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

During 2024, the Company’s management team negotiated settlement plans with customers who held repurchase rights. Most customers accepted revised settlement terms and entered into supplementary agreements. In addition, some customers sold the repurchase right to the Company. The Company recognized revenue at $5.0 million in 2024 and $nil in 2025.

(m)
Staff retirement plan costs

The Company’s costs related to the staff retirement plans (see Note 12) are charged to the consolidated statement of comprehensive income as incurred.

(n)
Advertising and promotion costs

Advertising and promotion costs are expensed as incurred.

For the year ended December 31, 2024 and 2025, the Company recorded advertising and promotion expenses of $0.3 million, and $2.0 million, respectively.

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

In accordance with its policy, the Company reviews the estimated useful lives of its fixed assets on an ongoing basis. This review indicated that the useful lives of certain buildings at Wuxi factory were longer than the previously estimated useful lives due to the change in function of these buildings. As a result, effective from February 1, 2019, the Company changed its estimates of the useful lives of these buildings in Wuxi to better reflect the estimated periods during which these assets will remain in service. The estimated useful lives of the buildings that previously averaged 20 years were increased to an average of 47 years.

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

The carrying amounts of cash and cash equivalents, accounts and other receivables, accrued expenses and other payables, accounts payable, and short term bank loans approximate their fair values due to the short term nature of these instruments.

(v)
Leases

According to ASC 842 “Leases”, lessees are required to record a right of use asset and lease liabilities for all leases other than those that have a lease term of 12 months or less, or the amount is under the reasonable capitalization threshold established by the Company. At the lease commencement date, a lessee should measure and record the lease liability equal to the present value of scheduled lease payments discounted using the rate implicit in the lease or the lease’s incremental borrowing rate, and the right of use asset is calculated on the basis of the initial measurement of the lease liability, plus any lease payments at or before the commencement date and direct costs, minus any incentives received. Over the lease term, a lessee must amortize the right of use asset and record the interest expense on the lease liability. The recognition and classification of lease expenses depend on the classification of the lease as either operating or finance.

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

(w)
Concentration of risk

The Company’s potential significant concentration of credit risk primarily consists of cash and cash equivalents, and accounts receivable. As of December 31, 2024 and 2025, the Company had $11.7 million and $33.8 million in cash and cash equivalents which are held by financial institutions in the PRC. PRC state-owned banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents held at the PRC state-owned banks. Based on the order of the State Council of the PRC (No.660): Deposit Insurance Regulation effective on May 1, 2015, the maximum amount of coverage is $71,124 (RMB0.5 million) for deposits and foreign currency deposits in the same financial institutions. In the event of bankruptcy of one of the financial institutions in which the Company has deposits, deposits in excess of $71,124 (RMB0.5 million) shall be compensated from liquidation of the financial institution. As of December 31, 2024 and 2025, a total of $0.6 million and $1.1 million was covered by the Deposit Insurance Regulation. As of December 31, 2024, one customer accounted for 15% of total accounts receivable. As of December 31, 2025, no single customer accounted for 10% or more of total accounts receivable.

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

Other new pronouncements issued but not effective until after December 31, 2025 are not expected to have a material impact on our financial position, results of operations or liquidity.

3.
Real Estate Properties under Development, Net

The following summarizes the components of non-current portion of real estate properties under development as at December 31, 2024 and 2025:

At December 31,	2024	2025
	(’000)	(’000)
Building at cost	$26,947	$27,537
Less: accumulated depreciation	(14,568)	(14,900)
	12,379	12,637
Construction in progress	106,820	134,096
Land use right	72,350	73,996
Net book value	$191,549	$220,729

Real estate properties under development of $86.6 million (2024: $84.7 million) have been pledged to banks to obtain loan facilities as at December 31, 2025 (See Note 9).

Included in construction in progress were capitalized debt issuance costs amounting to $1,920 (2024: $1,920) at December 31, 2025, and interest for bank loans amounting to $36,729 (2024: $32,487) as at December 31, 2025.

The Company leased its buildings to third parties with the carrying amount as shown below:

At December 31,	2024	2025
	(’000)	(’000)
Buildings at cost	$26,947	$27,537
Less: accumulated depreciation	(14,568)	(14,900)
Buildings, net	$12,379	$12,637

In 2025, $nil (2024: $nil) was transferred to real estate properties held for sales-type lease from real estate properties under development, and by the end of 2025, $nil million (2024:$1.8 million) was recognized as cost of sales due to the delivery of Towers 1, 2, 8, 9 and 10 of Nam Tai Inno Park. Real estate properties held for sales-type lease of $nil (2024: $nil) have been pledged to banks to obtain loan facilities (See Note 9).

In 2025, $nil (2024: $nil) was transferred to real estate properties held for sale from real estate properties under development, and by the end of 2025, $30.8 million (2024: $5.8 million) was recognized as cost of sales due to the delivery of Nam Tai • Longxi. Real estate properties held for sale of $nil (2024: $3.8 million) as at December 31, 2025 have been pledged to banks to obtain loan facilities (See Note 9).

In 2025, $nil (2024: $nil ) (See Note 5) was transferred to real estate properties held for lease from real estate properties under development.

4.
Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following:

At December 31,	2024	2025
	(’000)	(’000)
At cost:
Land	$329	$—
Buildings	24,248	12,661
Machinery and equipment	778	860
Leasehold improvements	5,724	3,939
Furniture and fixtures	235	173
Motor vehicles	50	219
Total	31,364	17,852
Less: accumulated depreciation	(11,716)	(7,273)
Less: Impairment	(3,457)	(3,535)
Deposit for fixed assets	65	113
Net book value	$16,256	$7,157

Depreciation expenses were $0.8 million and $0.6 million for the years ended December 31, 2024 and 2025, respectively.

Buildings of $nil (2024: $nil) have been pledged to banks to obtain loan facilities as of December 31, 2025 (See Note 9).

During the year ended December 31, 2025, the Company disposed of Wuxi property with a carrying amount of $10.1 million. The disposal resulted in cash proceeds of $32.0 million and $3.1 million payments to the property’s master tenant and its sublessees ; and a gain of $18.8 million recognized in other income.

5.
Real Estate Properties Held for Lease, Net

The following summarizes the components of real estate properties held for lease as at December 31, 2024 and 2025:

At December 31,	2024	2025
	(’000)	(’000)
Building at cost	$152,420	$150,065
Less: accumulated depreciation	(16,992)	(21,427)
Net book value	$135,428	$128,638

Depreciation expenses were $3.9 million, $4.2 million for the years ended December 31, 2024 and 2025, respectively.

Real estate properties held for lease of $123.0 million as at December 31,2025 (2024: $145.3 million) have been pledged to banks to obtain loan facilities (See Note 9).

6.
Investments in Subsidiaries

			Percentage of Ownership as at December 31,
Subsidiaries	Place of Principal Incorporation	activities	2024	2025
Consolidated subsidiaries:
Nam Tai Group Limited (“NTG”) (1)	Cayman Islands	Investment holding	100%	100%
Nam Tai Holdings Limited (“NTHL”)	BVI	Investment holding	100%	100%
Nam Tai Group Management Limited (“NTGM”)	Hong Kong	Inactive	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited (“NTT”)	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited (“NTTC”) (2)	Hong Kong	In liquidation	—	—
Inno Consultant Company Limited (“ICCL”) (3)	Hong Kong	Management consultant	100%	100%
Nam Tai Investment (Shenzhen) Co., Ltd.(“NTISZ”)	PRC	Investment holding and development	100%	100%
Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”)	PRC	Technology Park development and management	100%	100%
Wuxi Zastron Precision-Flex Co., Ltd. (“Wuxi Zastron-Flex”)	PRC	Property lease	100%	100%
Nam Tai (Shenzhen) Technology Park Co., Ltd. (“NTTP”)(4) Operations management	PRC	Operations Management	100%	100%
Triumph Commitment Group Limited (“TCOG”) (5)	BVI	Investment holding	100%	100%
Treasure Champion Group Limited (“TCHG”) (6)	BVI	Investment holding	100%	100%
Shanghai Nam Tai Business Incubator Co., Ltd. (“SHCY”) (7)	PRC	Business and consultant services	100%	100%
Triumph Commitment (Hong Kong) Limited (“TCHK”) (8)	Hong Kong	Investment holding	100%	100%
Wider Trade (Hong Kong) Limited (“WTHK”)(9)	Hong Kong	Investment holding	100%	100%
Shenzhen Kaicheng Architecture and Decoration Co., Ltd. (“SZKC”) (10)	PRC	Property decoration services	100%	100%
Shenzhen Yuanmao Materials Co., Ltd. (“SZYM”) (11)	PRC	Sales of construction materials	100%	100%
Nam Tai (Shenzhen) Consulting Co., Ltd. (“NTZX”) (12)	PRC	Business and management services	100%	100%
Nam Tai (Dongguan) Real Estate Development Co., Ltd. (“NTDG”) (13)	PRC	Real estate development	100%	100%
Sun Team Global Limited (“STGL”) (14)	BVI	Investment holding	100%	100%
Sun Team Global (Hong Kong) Limited (“STHK”) (15)	Hong Kong	Investment holding	100%	100%
Fine Shine Limited (“FSL”) (16)	BVI	Investment holding	100%	100%
Fine Shine (Hong Kong) Limited (“FSHK”) (17)	Hong Kong	Investment holding	100%	100%
Shenzhen Nam Tai Big Data Innovation Technology Co., Ltd (“SNTBDIT”) (18)	PRC	Investment holding	100%	100%
Shenzhen Nam Tai Technology Innovation Co., Ltd (“SNTT”) (19)	PRC	Investment holding	100%	100%
Shenzhen Nam Tai Artificial Intelligence Innovation Technology Co., Ltd(“SNTAIIT”) (20)	PRC	Investment holding	100%	100%
Shenzhen Nam Tai Health Technology Co., Ltd (“SNTHT”) (21)	PRC	Investment holding	100%	100%
Nam Tai Property Management (Shenzhen) Co., Ltd (“NTPMSZ”)(22)	PRC	Property management	—	100%
Nam Tai Property Management (Dongguan) Co., Ltd (“NTPMDG”)(23)	PRC	Property management	—	100%

Notes:

(1)
The Company was formerly named Nam Tai Electronic & Electrical Products Limited and changed its name to Nam Tai Group Limited in January 2020.
(2)
NTTC is in liquidation and the Joint and Several Liquidators confirmed that all assets of NTTC had been taken over by the Joint and Several Receivers in January 2013.
(3)
ICCL was incorporated by NTISZ in 2017.
(4)
NTTP was incorporated by NTISZ in 2018.
(5)
TCOG was incorporated by NTG in 2019.
(6)
TCHG was incorporated by NTG in 2019.
(7)
SHCY was incorporated by NTISZ in 2019.
(8)
TCHK was incorporated by TCOG in 2019.
(9)
WTHK was incorporated by TCOG in 2019.
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

In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries is also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $408.5 million and $408.7 million, as of December 31, 2024 and 2025 respectively.

8.
Advance from Customers and Contract Liabilities
(a)
Advance from Customers

For 2025, advance from customers mainly consisted of prepaid rent received from tenants of $0.9 million from Nam Tai Inno Park, prepaid VAT of $56 thousand from Nam Tai • Longxi and $34 thousand from the existing factory building located on the site of Nam Tai Technology Center and Nam Tai Inno Valley. For 2024, advance from customers consisted of advance payment of government compensation for expropriation of $14.8 million, prepaid rent received from tenants of $0.5 million from Nam Tai Inno Park, prepaid VAT of $0.5 million from Nam Tai • Longxi and $0.2 million from the existing factory building located on the site of Nam Tai Inno Valley, Tang Xi and Wuxi.

(b)
Contract Liabilities

Contract liabilities represent prepayments from customers and non-monetary consideration. Contract liabilities are recognized as revenue when the control of properties is delivered to customers.

The following table shows the amount of revenue recognized that was included in contract liabilities as at December 31, 2024 and 2025:

January 1, 2024	$1,809
Revenue recognized in 2024	(4,125)
Increase in contract liabilities	9,855
Exchange difference	17
December 31, 2024	$7,556
Revenue recognized in 2025	(33,900)
Increase in contract liabilities	31,249
Exchange difference	303
December 31, 2025	$5,208

9.
Bank and other Loans and Banking Facilities

Bank and other loans consist of the following:

At December 31,	2024	2025
	(’000)	(’000)
Current portion of long term bank loans	$27,860	$3,870
Short term bank and third party loans	7,649	4,410
Total short term debt	35,509	8,280

Total Long term bank loans	$134,663	$170,397
Less: current maturities	(27,860)	(3,870)
Long term bank loans	$106,803	$166,527

Future maturities of long-term bank loans are as follows:

At December 31,	2024	2025
	(’000)	(’000)
2025	$27,860	$—
2026	$62,532	$3,870
2027	$16,286	$7,931
2028	$21,028	$9,897
2029	$615	$10,751
2030	$—	$16,790
Thereafter	$6,342	$121,158
Total	$134,663	$170,397

The details of long-term bank loans during the years ended December 31, 2024 and 2025 are as follows:

	Year End December 31, 2024	Repayment	Year End December 31, 2025	Repayment
	(’000)	Frequency	(’000)	Frequency
Loan from Bank of China(1)
Due November 7, 2028, at 6.072% per annum	$62,172	Semi-annually	$—	—
Loan from Bank of Guangzhou(2)
Due August 25, 2026, at 6.5% per annum	$64,006	Semi-annually	$—	—
Loan from Shenzhen Rural Commercial Bank(3)(4)
Due December 26, 2032, at 4.5% per annum and December 31, 2029, at 3.4% per annum	$8,485.0	per month	$85,617	per month
Loan from China Citic Bank(5)
Due July 4, 2040, at 4.3% per annum	$—	—	$84,780	Semi-annually
Total	$134,663		$170,397

During 2024, $8.6 million in bank loans was obtained, and $18.1 million of the principal was repaid during the year.

During 2025, $167.4 million in bank loans was obtained, and $130.3 million of the principal was repaid during the year.

Notes:

(1)
In September 2019, Zastron Shenzhen signed a loan contract with Bank of China with a credit line of $143 million, with the land mortgage of Nam Tai Inno Park, the equity pledge of the Company, and the guarantee provided by NTISZ. The loan was prepaid in full as of December 31, 2025.
(2)
In August 2021, NTISZ signed a loan contract with Shenzhen Branch of Bank of Guangzhou Co., Ltd. (“Bank of Guangzhou”) for a term of five years with loan facility of $164 million, with the land use right mortgage of Nam Tai Technology Center, the equity pledge of the Company and the guarantee provided by Zastron Shenzhen. The loan was prepaid in full as of December 31, 2025.The Company incurred a prepayment penalty of RMB13.7 million to Bank of Guangzhou based on the existing loan terms.
(3)
In December 2024, NTISZ and Zastron Shenzhen entered into credit facilities with Shenzhen Rural Commercial Bank, with credit lines of $14.1 million and $1.4 million, respectively. During 2024, the Company drew down a total of $8.6 million under these facilities. On January 3, 2025, the Company had fully drawn down the credit facilities with Shenzhen Rural Commercial Bank (“SRCB”), totaling RMB110 million (approximately $15.6 million). The loans are guaranteed by NTISZ, Zastron Shenzhen, and NTTP, mortgaged by the Nam Tai Inno Valley property of NTISZ, and secured by a pledge of rental income generated from the mortgaged property.
(4)
In March 2025, NTISZ entered into credit facilities with Shenzhen Rural Commercial Bank, with credit lines of $99.6 million As of October 31, 2025, $70.7 million had been drawn. The loans are guaranteed by Zastron Shenzhen, NTTP, NTG and NTDG, mortgaged by the Company's Nam Tai Technology Center property and Nam Tai Inno Valley property, and secured by a pledge of 100% of the equity interest in NTISZ.
(5)
On July 4, 2025, Zastron Shenzhen entered into a loan agreement with China CITIC Bank Corporation Limited relating to its Nam Tai Inno Park property in Shenzhen, China. The loan has a total facility amount of RMB600 million (approximately $85.3 million), of which RMB400 million and RMB200 million were drawn on July 11, 2025 and July 31, 2025, respectively. The loan matures on July 4, 2040, 15 years from the signing date, and bears a blended annual interest rate of approximately 4.3% (based on the five-year Loan Prime Rate published on June 20, 2025, plus 80 basis points). The principal repayment schedule requires repayments of RMB12 million within one year and RMB54 million within three years from the full drawdown date. The loan is guaranteed by NTISZ, NTZX, and NTDG, mortgaged by the Company's Nam Tai Inno Park property, and secured by pledges of (i) 100% of the equity interests in Zastron Shenzhen held by NTISZ, and (ii) rental income generated from the mortgaged property.
(6)
In May 2024, Wuxi Zastron-Flex obtained a loan of $4.9 million from a third party, with an interest rate of 14.76%. The loan was repayable within one year and guaranteed by Zastron Shenzhen, NTDG; and mortgaged by the land of Wuxi Zastron-Flex and properties of NTDG.
(7)
In June 2024, NTDG obtained a loan of $2.8 million from a third party, with an interest rate of 12%. The loan was repayable within one year and mortgaged by the properties of NTDG.

(8)
In April 2025, NTTP obtained a loan of $4.4 million from Shenzhen Rural Commercial Bank (“SRCB”), with an interest rate of 2.4%. The loan was repayable within one year and secured by a certificate of deposit of equal amount issued by NTTP.
(9)
On December 31, 2025, a total of $209.6 million (2024: $233.8 million) of real estate properties under development, buildings, real estate held for sales-type lease buildings and real estate properties held for lease buildings were pledged to banks to obtain loan facilities.
(10)
Certain of our loan agreements contain cross-default clauses. If any cross default occurs, these banks are entitled to accelerate payment of all or any part of the loan under their relevant loan agreements and to enforce all or any of the security for such loans.
10.
Equities
(a)
The Company has only one class of common shares authorized, issued and outstanding. Throughout 2025, the Company has consistently used equity awards to align compensation with performance and preserve liquidity during periods of significant need to preserve cash. During this time, the Company’s directors, executive officers, certain service providers, lenders and other stakeholders have been compensated or reimbursed in equity. As described in Note 10(c), the Company has repurchased an additional 747,500 common shares which are recognized as treasury stock. As a result, there were 60,203,214 and 60,547,760 common shares outstanding as of December 31, 2024 and 2025, respectively.
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

A summary of stock option activity during the three years in the period ended December 31, 2023, 2024 and 2025 is as follows:

		Weighted	Weighted
		average	average fair
	Number of	exercise	value per
	options	price	option
Outstanding and exercisable at January 1, 2023	307,000	$9.41	$2.725
Granted	—	$—	$—
Exercised	—	$—	$—
Expired	(153,500)	$9.41	$2.47
Outstanding and exercisable at December 31, 2023	153,500	$9.41	$2.98
Granted	—	$—	$—
Exercised	—	$—	$—
Expired	(153,500)	$9.41	$2.98
Outstanding and exercisable at December 31, 2024	—	$—	$—
Granted	—	$—	$—
Exercised	—	$—	$—
Expired	—	$—	$—
Outstanding and exercisable at December 31, 2025	—	$—	$—

Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the fiscal period in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

There was approximately $0.4 million, $nil and $nil of unrecognized compensation expense related to non-vested stock options granted under the Company’s option plans at December 31, 2023, 2024 and 2025, respectively. The total amount of recognized compensation costs in 2023, 2024 and 2025 were $0.1 million, $nil and $nil , respectively.

A total of 153,500, nil and nil stock options are exercisable as of December 31, 2023, 2024 and 2025 respectively.

The total fair value of shares vested during fiscal years ended December 31, 2023, 2024 and 2025 were $0.4 million, $0.5 million and $nil, respectively.

(c)
Share Buy Back

As of December 31, 2025, the Company has repurchased an additional 747,500 common shares under this program.

On July 19, 2023, Fortune Mountain Consultancy (Hong Kong) Limited (“Fortune Mountain HK”) was granted 2,300,000 shares under a Consulting Service Agreement with the Company as compensation for consulting services, as mentioned in Note 10(a).

On September 5, 2025, the Company entered into a Supplementary Agreement to the Consulting Service Agreement (the “Supplementary Agreement”) with Fortune Mountain HK, Shenzhen Fortune Mountain Brand Management Co., Ltd., and Shenzhen Yanglixing Consulting Co., Ltd. (collectively, the “Service Providers”).

Pursuant to the Supplementary Agreement, the Company agreed to repurchase 747,500 shares (representing approximately 32.5% of the total shares previously granted under the original Consulting Service Agreement) from Fortune Mountain HK at a price of $1.50 per share, for a total repurchase price of approximately $1.1 million (equivalent to RMB8.0 million at a fixed exchange rate of USD1 to RMB7.1564). Following the repurchase, the remaining 1,552,500 shares will continue to vest in stages between 2025 and 2029 in accordance with the vesting schedule stipulated in the agreement.

As of December 31, 2025, the repurchase price has been fully paid, and the repurchased shares are recognized as treasury stock, resulting in a reduction of the Company’s outstanding shares by 747,500 shares.

The share repurchase program was conducted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934.

11.
Earnings (Loss) per Share

The calculations of basic earnings (loss) per share and diluted earnings (loss) per share are as follows:

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
	(’000)
Year ended December 31, 2023
Basic loss per share	$(50,448)	52,116,203	$(0.9680)
Effect of dilutive securities — Stock options		—
Effect of dilutive securities — Equity awards		—
Diluted loss per share	$(50,448)	52,116,203	$(0.9680)

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
	(’000)
Year ended December 31, 2024
Basic earnings per share	$29,146	58,851,561	$0.4952
Effect of dilutive securities — Stock options		—
Effect of dilutive securities — Equity awards		802,196
Diluted earnings per share	$29,146	59,653,757	$0.4886

	Consolidated net income (loss)	Weighted average number of shares	Per share amount
	(’000)
Year ended December 31, 2025
Basic Income per share	$110	60,467,892	$0.0018
Effect of dilutive securities — Stock options		—
Effect of dilutive securities — Equity awards		430,708
Diluted Income per share	$110	60,898,600	$0.0018

12.
Staff Retirement Plans

The Company operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by trustees independent of the Company.

The MPF is available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the staff’s relevant income received from the Company. The maximum relevant income for contribution purposes is HKD30,000 per month per employee. Eligible staff members are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong. As the Company closed its Hong Kong office at the end of November 2021, it has not maintained any staff in Hong Kong since December 2021.

According to the applicable laws and regulations in the PRC, the Company is required to contribute 15%-16% of the stipulated salary set by the local governments of Shenzhen, Dongguan, Wuxi and Shanghai. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in Hong Kong and the PRC amounted to $0.6 million, $0.6 million and $0.8 million for the years ended December 31, 2023, 2024 and 2025, respectively.

13.
Other Income (Expenses), Net

Year ended December 31,	2023	2024	2025
	(’000)	(’000)	(’000)
Interest expense	$(8,252)	$(9,685)	$(8,617)
Foreign exchange gain (loss), net	(40)	263	(104)
Gain(loss) from disposal of non-current assets(1)	—	—	19,137
Impairment on real estate properties held for sales	—	—	(429)
Impairment on property, plant and equipment	—	(3,404)	—
Expenditure on fines	(151)	(127)	(126)
Debt restructuring gain(2)	364	73,828	—
Write off lease liability gain	—	2,360	—
Others	116	445	485
	$(7,963)	$63,680	$10,346

(1)
The gain from disposal of non-current assets mainly arose from the disposal of Wuxi property as disclosed in Note 4 to the consolidated financial statements.
(2)
The debt restructuring gain in 2024 mainly arose from the Global Settlement with GSL and the settlement arrangement with West Ridge as disclosed in Note 15(b).

14.
Income Taxes

The components of (loss) income before income tax are as follows:

Year ended December 31,	2023	2024	2025
	(’000)	(’000)	(’000)
PRC, excluding Hong Kong	$(10,588)	$(6,079)	$10,425
Hong Kong and other jurisdictions	(39,387)	50,269	(9,949)
	$(49,975)	$44,190	$476

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5% for the years ended December 31, 2024 and 2025 to the estimated income earned in or derived from Hong Kong during the respective years, if applicable.

The provision for current income taxes of the subsidiaries operating in PRC has been calculated by applying the rate of taxation of 25% for the years ended December 31, 2024 and 2025.

The Company, which has subsidiaries that are tax residents in the PRC, is subject to the PRC dividend withholding tax of 10%, when and if undistributed earnings are declared to be paid as dividends to the extent those dividends are paid out of profits that arose on or after January 1, 2008. For the years ended December 31, 2024 and 2025, there was no income tax expense for the dividend withholding tax on the balance of distributable earnings that arose on or after January 1, 2008 within its PRC subsidiaries. Since the company is still in the stage of vigorous development, the profitability has not been significantly improved, management decided to retain the undistributed earnings in the PRC.

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

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based on the available tax laws, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions. However, during the years ended December 31, 2024 and 2025, there were no interest and penalties related to uncertain tax positions and the Company had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. Other than the audit by the Hong Kong tax authorities as described below, the tax positions for the years 2024 to 2025 may be subject to examination by the PRC and Hong Kong tax authorities.

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

NTT had a net deficit position as of December 31, 2024 and 2025, and the Company has no funding obligation towards NTT. As a result, the liability from the HKIRD demand letter has no impact on the Company. Therefore, the amount claimed by HKIRD was not recorded as a liability in the Company’s consolidated financial statements as of December 31, 2024 and 2025.

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

NTGM has a net deficit position as of December 31, 2024 and 2025, and the Company has no funding obligation towards NTGM. As a result, the claims from the HKIRD demand letters have no impact on the Company and the amount claimed by HKIRD on NTGM was not recorded as a liability in our consolidated financial statements as of December 31, 2024 and 2025.

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

The income tax benefit/(expense) for the years ended December 31, 2023, 2024 and 2025 comprise the following:

December 31,	2023	2024	2025
	(’000)	(’000)	(’000)
Deferred income tax benefit (expense)	$949	$(15,040)	$4,099
Current tax expense	(1,422)	(4)	(4,465)
Total	$(473)	$(15,044)	$(366)

The Company’s deferred tax assets as of December 31, 2024 and 2025 are attributable to the following:

December 31,	2024	2025
	(’000)	(’000)
Operating losses	$11,023	$14,734
Total deferred tax assets	11,023	14,734
Less: valuation allowance	(8,909)	(9,045)
Net deferred tax assets	$2,114	$5,689

Movement of valuation allowance:

December 31,	2023	2024	2025
	(’000)	(’000)	(’000)
At beginning of the year	$14,156	$10,937	$8,909
Current year addition (deduction)	1,042	1,700	7,225
Recognized deferred tax asset	(669)	(1,076)	(3,575)
Utilized during the year	(921)	(805)	(184)
Expired tax loss	(1,907)	(1,558)	(3,572)
Exchange difference	(764)	(289)	242
At end of the year	$10,937	$8,909	$9,045

The valuation allowance as of December 31, 2024 and 2025 was related to deferred tax assets generated by net operating losses carried forward and property, plant and equipment that, in the judgment of management, more likely than not will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in which those temporary differences and carryforwards become deductible.

As of December 31, 2025, the Company had net operating losses of $3.3 million, which may be carried forward indefinitely, and net operating losses of $14.1 million, $2.9 million, $3.7 million, $6.6 million and $28.9 million, which will expire in the years ending December 31, 2026, 2027, 2028, 2029 and 2030, respectively.

The Company’s deferred tax liabilities as of December 31, 2024 and 2025 are attributable to the following:

December 31,	2024	2025
	(’000)	(’000)
Sales type lease income	$14,929	$15,409
Operating lease income	$1,029	$442
Taxable temporary differences arising from long-lived assets	$384	$226
Net deferred tax liabilities	$16,342	$16,077

A reconciliation of the income tax expense to the amount computed by applying the current statutory tax rate to the income (loss) before income taxes in the consolidated statements of comprehensive income (loss) is as follows:

Year ended December 31,	2023	2024	2025
	(’000)	(’000)	(’000)
(Loss) income before income taxes	$(49,975)	$44,190	$476
PRC tax rate	25%	25%	25%
Tax benefit (tax expense) at PRC tax rate on income (loss) before income tax	$12,494	$(11,048)	$(119)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(5)	9	32
Change in valuation allowance	(373)	(624)	(3,650)
Tax benefit (tax expense) arising from items which are not assessable (deductible) for tax purposes:
Non-deductible and non-taxable items	(14,475)	(5,029)	3,162
Others	1,886	1,648	209
Income tax benefit (expense)	$(473)	$(15,044)	$(366)

No income tax arose in the United States of America in any of the periods presented.

15.
Commitments and Contingencies
(a)
Commitments

The contractual obligations of the Company, including purchase commitments under non-cancelable arrangements as of December 31, 2024 and 2025, are summarized below. The Company does not participate in, or secure financing for, any unconsolidated limited purpose entities.

	Payments due by period
As of December 31, 2024	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(in thousands of U.S. dollars)
Contractual Obligations
Capital commitments	$93,408	$10,152	$71,736	$11,520	$—

	Payments due by period
As of December 31, 2025	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(in thousands of U.S. dollars)
Contractual Obligations
Capital commitments	$74,343	$50,386	$17,271	$6,686	$—

(b)
Significant legal proceedings

The Company has no significant legal proceedings as of December 31, 2025, other than the cases disclosed herein and in Note 14.

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

Settlement with GSL

Following the BVI Court’s judgment, in March 2021, GSL initiated an international arbitration against the Company, seeking reimbursement of the $146.9 million paid under the now-void 2020 PIPE. The Company was involved in numerous actions and proceedings with GSL and Kaisa across Hong Kong, the British Virgin Islands and the PRC. In October 2024, the Company, GSL and Kaisa reached a global settlement, through which all outstanding disputes were amicably resolved. The settlement resulted in a gain to the Company in 2024 (see Note 13(2)).

Settlement with West Ridge

In connection with the 2020 PIPE litigation, the Company, under the former management team and Board, entered into a settlement and indemnity agreement with West Ridge, providing for, among other things, the return of $23.8 million representing the purchase price paid by West Ridge in the 2020 PIPE if the 2020 PIPE was declared invalid. In April 2022, the BVI Court issued a judgment against the Company and in favor of West Ridge in the amount of $23.8 million (the “West Ridge Judgment”). Since then, the West Ridge Judgment has accrued costs and interest. After the Company appealed the West Ridge Judgment, on July 27, 2023, the Eastern Caribbean Court of Appeal dismissed the Company’s appeal and affirmed the West Ridge Judgment. In December 2024, the Company and West Ridge reached a final settlement agreement, resolving all outstanding disputes. The settlement resulted in a gain to the Company in 2024 (see Note 13(2)).

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

In January 2026, the court held the first hearing, but no judgment was rendered. The court provided both parties additional time to finalize settlement calculations. A second hearing was held in April 2026, and no judgment has been issued as of the date of this report.

Based on consultation with legal counsel and currently available information, management believes the Company has reasonable grounds to contest the claims. However, the ultimate outcome and timeline remain uncertain. As of the date of this report, the Company has not recorded a provision related to this matter.

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

In August 2025, Dongguan Kaisa Property obtained a pre-litigation preservation order from the court, freezing two residential units of the Nam Tai • Longxi project and approximately RMB0.2 million in the Company’s bank accounts. In October 2025, the Company obtained Dongguan Kaisa Property’s statement of claim, which seeks payment of approximately RMB1.1 million in property management fees for vacant residential units and parking units from November 2024 to May 2025, plus fees of approximately RMB2.2 million for vacant commercial units from September 2023 to May 2025, totaling approximately RMB3.4 million, inclusive of late payment interest.

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

Based on consultation with legal counsel, management believes that the supplemental agreement has fully resolved the disputes. All litigation, arbitration proceedings and related preservation measures have been formally withdrawn. As the Company no longer faces a probable loss, no provision has been recorded.

Legal Proceedings related to Nam Tai • Longxi Staged Mortgage Guarantees

In March 2026, the Company received two arbitration notices concerning staged mortgage guarantees of the Dongguan Longxi Project, with principal and accrued interest of approximately RMB1.8 million and RMB2.4 million, respectively, totaling approximately $0.6 million. Both cases are at an early stage. Based on advice from legal counsel and currently available information, management believes that the likelihood of an unfavorable outcome is not probable. Accordingly, no provision has been recognized in the 2025 financial statements.

(c)
Contingencies

The Company had outstanding staged mortgage guarantees for purchasers of units in Nam Tai • Longxi with an aggregate principal amount of approximately $9.0 million as of March 2026. Under these arrangements, if a purchaser defaults on its mortgage payments, the lending bank may require the Company to repay the outstanding loan balance together with any accrued interest.

Under the relevant agreements, the Company has the right to terminate the sale and purchase agreement, resell the underlying property, and recover amounts owed from the purchaser.

As of the date of this report, management is not aware of any additional defaults other than those disclosed in Note 15(b). Based on the estimated recoverable value of the underlying properties, management believes that its potential loss exposure would be mitigated. The Company estimates its net exposure under these guarantees to be approximately $2.1 million, excluding amounts that have already been triggered and separately disclosed or provided for in Note 15(b).

(d)
Liquidity

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2025, the Company had cash and cash equivalents of approximately $43.5 million. For the year ended December 31, 2025, the Company had net cash used in operating activities of approximately $23.9 million. The Company is actively obtaining additional external financing, accelerating leasing activities at Nam Tai Inno Park, clearing the inventory at Nam Tai • Longxi, generating new income from Nam Tai Technology Centre following its expected completion in June 2026, and scheduling payments to suppliers and contractors as part of its ongoing ordinary course working capital management.

Management has evaluated these circumstances and believes that the Company has sufficient resources to meet its cash requirements for at least 12 months from the issuance date of these consolidated financial statements.

16.
Operating Leases

Operating leases as lessor

On March 25, 2014, NTISZ entered into an operating lease agreement to lease out certain of its buildings located in Shenzhen. The lease term originally was 3 years from May 1, 2014 to April 30, 2017. On March 21, 2016, the lease term was extended for six months to October 31, 2017. The lease contract expired on October 31, 2017. From July 2018 to 2024, NTISZ entered into operating leases with many tenants, with expiry dates from 2021 to 2027. In terms of leasing, as of December 31, 2023, 2024 and 2025, we had leased a total area of 11,137, 21,843 and 25,293 square meters to tenants in Nam Tai Inno Valley and the occupancy rate was 29%, 57% and 81%, respectively.

In October 2018, Wuxi Zastron-Flex signed a rental agreement to lease out the former site of the Wuxi factories to a third party. The term of the lease is 12 years, with 10 months of rent-free incentive from the date the property is handed over. The property was handed over to the tenant in February 2019. In July 2024, the Company received a notice of housing expropriation issued by the Wuxi Municipal People’s Government, which stated the ownership of the houses and the right to use the land would be recovered at the same time. After receiving the notice, the Company cooperated with the municipal government to start the work clearing the tenants. As of December 31, 2024, the clearing work was still ongoing. During the year ended December 31, 2025, the Company disposed of Wuxi property with a carrying amount of $10.1 million. The disposal resulted in cash proceeds of $32.0 million and $3.1 million payments to the property’s master tenant and its sublessees; and a gain of $18.8 million recognized in other income.

In September 2019, Nam Tai • Tang Xi Technology Park signed a rental agreement to lease out the factory property to many tenants, and as of December 31, 2023 and June 30, 2024, the occupancy rate of Nam Tai • Tang Xi Technology Park was approximately 56% and 44%, with expiry dates from 2023 to 2024. As of December 31, 2024, the Company has closed the project and completed the eviction of tenants.

In January 2020, Nam Tai Inno Park signed a rental agreement to lease out the business property to a third party, and on December 31, 2020, more business property and office property were leased out to many tenants. By the end of 2023, 2024 and 2025, the Company has leased floor area of approximately 225,210, 209,983, and 196,793 square meters in Nam Tai Inno Park to tenants, equal to an occupancy rate of 85%, 79% and 75%, respectively.

Operating lease income of $16,028 thousand, $14,474 thousand and $8,769 thousand were recognized in respect of the above operating lease during the years ended December 31, 2023, 2024 and 2025, respectively.

17.
Segment Information

There was no segment information to be disclosed for the years ended December 31, 2023, 2024 and 2025, respectively. A summary of operations income (loss), net income (loss) and long-lived assets by geographical areas is as follows:

Year ended December 31,	2023	2024	2025
	(’000)	(’000)	(’000)
Operations income within:
- PRC, excluding Hong Kong:	$83,205	$29,185	$48,001
Net income (loss) within:
- PRC, excluding Hong Kong	$(11,059)	$(21,098)	$10,144
- Hong Kong	(39,389)	50,244	(10,034)
Total net income (loss)	$(50,448)	$29,146	$110

As of December 31,	2024	2025
	(’000)	(’000)
Long-lived assets by geographical area:
- Real estate properties under development in PRC, excluding Hong Kong	$191,549	$220,729
- Property, plant and equipment in PRC, excluding Hong Kong	16,250	7,073
- Hong Kong	6	84
- Real estate properties held for lease in PRC, excluding Hong Kong	135,428	128,638
Total long-lived assets	$343,233	$356,524

18.
Disaggregation of Revenue

The following tables disaggregate the Company’s revenues by major source and nature of the underlying arrangements for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Property service income represents revenue from property management services provided at the Company's industrial park properties.

Other revenue consists mainly of utility reimbursements and other ancillary income.

Year ended December 31,	2023	2024	2025
	(’000)	(’000)	(’000)
Operations income
Sales-type lease income	$2,603	$4,735	$—
Operating lease income	$16,028	$14,474	$8,769
Sales of property	$58,372	$4,125	$33,900
Property service income	$4,096	$3,738	$3,208
Other revenue	$2,106	$2,113	$2,124
	$83,205	$29,185	$48,001

19.
Employee Severance Benefits

In 2023, 2024 and 2025, employee severance benefits that were recorded as employee compensation under general and administrative expenses in the statements of comprehensive income were $1.4 million, $0.3 million and $0.5 million, respectively.

In 2023 and 2025, the employee severance benefits that were recorded under selling and marketing expenses in the statements of comprehensive income were $65 thousand and $55 thousand, respectively. The Company did not record employee severance benefits under selling and marketing expenses in 2024.

In 2025, the employee severance benefits that were recorded under cost of revenue were $76 thousand.

20.
Related Party Transactions, Balances and Loans

Kaisa and Greater Sail

In 2023, property management fees of $1.1 million were incurred to Kaisa Property Management (Shenzhen) Co., Ltd., a related party controlled by our then principal shareholder. Kaisa Property Management (Shenzhen) Co., Ltd. ceased to be a related party of the Company in 2023. All the contract terms are at arm’s length and management service fees are paid monthly.

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

As of December 31, 2025, the principal balances of the loan from IAT and IsZO were $14.2 million and $3.5 million, respectively, with capitalized interest of $1.5 million and $0.4 million, respectively.

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

Private Placement

Separately, after consideration by the Board, on April 5, 2023, the Company entered into a Securities Purchase Agreement with certain purchasers for the purchase and sale of 8,821,273 shares in a private placement at a price of US $1.75 per Share for aggregate proceeds of approximately $15.4 million (the “Private Placement”). The shares purchased by related parties included 2,857,143 shares by IAT Reinsurance Company Ltd. for $5.0 million and 2,285,714 shares by IsZo Capital Management LP for $4.0 million. The shares issued in the Private Placement were sold and issued in reliance on an exemption from registration under the Securities Act of 1933, as amended. The Company intends to use the proceeds from the Private Placement for general corporate purposes, including working capital and general and administrative expenses, and to satisfy existing obligations and liabilities, including obligations that may arise in connection with litigation proceedings.

Amendment of Maturity Date with IAT

On December 23, 2025, the Company and IAT entered into an amendment to the amended Original Promissory Note, which had a principal amount of $12.0 million and a maturity date of January 11, 2026. Base on the new amendment, starting from January 12, 2026, the maturity date of the Note will automatically extend for successive 90-day rollover periods unless IAT delivers at least 60 days’ prior written notice requiring repayment before the end of any such period. As of the amendment date, the outstanding principal balance of the Note was approximately $15.75 million, with accrued interest of approximately $47 thousand.

21.
Subsequent Events
(1)
Since late 2024, IsZo Capital LP (“IsZo”) has made several demands against the Company related to, among other things, IsZo’s allegation that the Company owes it reimbursements for certain litigation and activism campaign costs. The Company has been engaged in discussions with IsZo regarding IsZo’s allegations. As of the date of this report, IsZo has not filed any formal litigation action against the Company.
(2)
On January 9, 2026, the Company fully repaid the outstanding principal of $3.0 million and accrued interest of approximately $0.95 million under the IsZo Note as described in Note 20. IsZo has also claimed additional expenses of $0.95 million. We have requested supporting evidence for this claim but have not yet received a response as of the date of this filing.
(3)
In January 2026, the Company approved a revised operating plan for Tower C of the Nam Tai Technology Center. Under the revised plan, this building, which was previously intended to be held for leasing purposes, will be developed and marketed for sale. As of December 31, 2025, the property was classified as non-current assets as it was intended for leasing. The Company is currently assessing the accounting implications of the change in intended use, including potential reclassification to properties held for sale in future reporting periods. The carrying amount of the relevant property as of December 31, 2025 was approximately $43.0 million.
(4)
To enhance tenant retention and create potential long-term value in a competitive leasing environment, the Company introduced a selective “equity-for-rent” arrangement at Nam Tai Inno Park in the second half of 2025. Under this model, the Company may, on a case-by-case basis and subject to strict commercial evaluation, exchange a portion of rental payments for minority equity interests in high-potential tenant companies. This approach allows the Company to align interests with selected tenants while participating in their potential future upside. In the first transaction under this model, relevant business registration completed in February 2026, the Company exchanged rental consideration for a minority equity stake in a qualifying tenant enterprise. The Company intends to apply this tool selectively to support occupancy stability and diversify revenue sources beyond traditional rental income, while maintaining disciplined valuation and risk management. This initiative is part of the Company’s ongoing efforts to strengthen its competitive position in the Greater Bay Area industrial property market.
(5)
On March 20, 2026, the Company fully repaid approximately $17.1 million outstanding under the IAT Note as described in Note 20.
(6)
In March 2026, the Company received two arbitration notices concerning staged mortgage guarantees of the Dongguan Longxi Project, with principal and accrued interest of approximately RMB1.8 million and RMB2.4 million, respectively, totaling approximately $0.6 million. Both cases are at an early stage, and the outcome remains uncertain according to the Company’s legal counsel; accordingly, no provision has been recognized in the 2025 financial statements.
(7)
In December 2025, the Company entered into a six-year master lease agreement with Shenzhen Anju Leyu Development & Construction Co., Ltd. (“Shenzhen Anju”), a state-owned enterprise that manages the rental housing program for the Futian District Government, covering approximately 456 dormitory units across approximately 24,000 square meters of facilities at Nam Tai Technology Center project in Bao’an District. However, the master lease agreement with Shenzhen Anju may be subject to termination risk in accordance with terms in the event of the Futian District Government’s termination of its cooperation with Shenzhen Anju, or any change in governmental policies. The Company is actively exploring alternative leasing arrangements with other prospective tenants, including, among others, large-scale hotel groups and other institutional operators, with a view to ensuring the continued utilization of the relevant facilities in the event that the master lease agreement with Shenzhen Anju is terminated. The outcome of this matter cannot be determined as of the date of this report.

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Year ended December 31,
	2023	2024	2025
General and administrative expenses*	$(37,989)	$(21,692)	$(7,763)
Other income (expenses), net	(1,304)	71,798	(1,920)
Interest income	1	1	1
Income (loss) before income tax	(39,292)	50,107	(9,682)
Income tax expenses	—	—	—
Income (loss) before share of net profits of subsidiaries, net of income tax	(39,292)	50,107	(9,682)
Share of net (losses) profits of subsidiaries, net of income tax	(11,156)	(20,961)	9,792
Net (loss) income	$(50,448)	$29,146	$110
Foreign currency translation adjustment	(3,049)	13,550	4,906
Other comprehensive (loss) income	(3,049)	13,550	4,906
Comprehensive (loss) income	$(53,497)	$42,696	$5,016
* Amount of share-based compensation expense included in general and administrative expenses	$21,517	$6,241	$5,078

SCHEDULE 1

NAM TAI PROPERTY INC.

BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,
	2024	2025
ASSETS
Current assets:
Cash and cash equivalents	$1,766	$853
Prepaid expenses and other receivables	2,925	2,490
Amounts due from subsidiaries	71,635	64,433
Total current assets	76,326	67,776
Investments in subsidiaries	122,772	137,470
Total assets	$199,098	$205,246
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$8,930	$3,870
Current portion of amount due to shareholders	—	19,688
Total current liabilities	8,930	23,558
Amounts due to shareholders	17,836	—
Total liabilities	$26,766	$23,558
Shareholders’ equity:
Common shares ($0.01 par value—authorized 200,000,000 shares, issued 60,203,214 and 61,295,260 shares; outstanding 60,203,214 and 60,547,760 shares as at December 31, 2024 and 2025, respectively)	602	613
Treasury stock, at cost (747,500 shares as at December 31, 2025)	—	(1,121)
Additional paid-in capital	320,389	325,839
Accumulated deficit	(138,421)	(138,311)
Accumulated other comprehensive loss	(10,238)	(5,332)
Total shareholders’ equity	172,332	181,688
Total liabilities and shareholders’ equity	$199,098	$205,246

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

			Common		Additional		Other	Total
	Common	Treasury	Shares	Treasury	Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Shares	Amount	Stock	Capital	Deficit	Loss	Equity
Balance at January 1, 2023	40,547,379	—	$405	$—	$272,291	$(117,119)	(20,739)	$134,838
Shares issued on private replacement and equity awards	17,786,736	—	179	—	42,522	—	—	42,701
Stock-based compensation expenses	—	—	—	—	101	—	—	101
Net loss	—	—	—	—	—	(50,448)	—	(50,448)
Foreign currency translation adjustments	—	—	—	—	—	—	(3,048)	(3,048)
Balance at December 31, 2023	58,334,115	—	$584	$—	$314,914	$(167,567)	(23,787)	$124,144
Shares issued on equity awards	1,869,099	—	18	—	5,475	—	—	5,493
Stock-based compensation expenses	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	29,146	—	29,146
Foreign currency translation adjustments	—	—	—	—	—	—	13,549	13,549
Balance at December 31, 2024	60,203,214	—	$602	$—	$320,389	$(138,421)	$(10,238)	$172,332
Shares issued on equity awards	1,092,046	—	11	—	5,450	—	—	5,461
Stock-based compensation expenses	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	110	—	110
Foreign currency translation adjustments	—	—	—	—	—	—	4,906	4,906
Share buyback	—	(747,500)	—	(1,121)	—	—	—	(1,121)
Balance at December 31, 2025	61,295,260	(747,500)	$613	$(1,121)	$325,839	$(138,311)	$(5,332)	$181,688

SCHEDULE 1

NAM TAI PROPERTY INC.

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net income (loss)	$(50,448)	$29,146	$110
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Share of net loss (profits) of subsidiaries, net of taxes	11,156	20,961	(9,792)
Share-based compensation expenses	21,517	6,241	5,078
Changes in current assets and liabilities:
Prepaid expenses and other receivables	417	837	(686)
Accrued expenses and other payables	9,445	(173,368)	(4,677)
Amount due to shareholders and other related companies	(3,791)	1,677	1,852
Net cash provided by (used in) operating activities	$(11,704)	$(114,506)	$(8,115)
Cash flows from investing activities:
(Increase) decrease in amount due from subsidiaries	(6,525)	114,933	7,202
Net cash provided by (used in) investing activities	$(6,525)	$114,933	$7,202
Cash flows from financing activities:
Proceeds from private placement	15,437	—	—
Net cash (used in) provided by financing activities	$15,437	$—	$—
Net decrease in cash and cash equivalents	(2,792)	427	(913)
Cash and cash equivalents at beginning of year	4,131	1,339	1,766
Cash and cash equivalents at end of year	$1,339	$1,766	$853

SCHEDULE 1

NAM TAI PROPERTY INC.

NOTE TO SCHEDULE 1

(In thousands of U.S. dollars)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2025, $408,660 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2023, 2024 and 2025.

During the years ended December 31, 2023, 2024 and 2025, no cash dividend was declared and paid by subsidiaries to the Company.